Form 20-F
period 2010-12-31
Noah Holdings Ltd
filed 2011-05-17
CIK 1499543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34936

NOAH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(Address of principal executive offices)

Mr. Tao Thomas Wu, Chief Financial Officer

Noah Holdings Limited

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

Phone: (86) 21 3860-2301

Facsimile: (86) 21 3860-2320

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, two of which represent one ordinary share, par value $0.0005 per share	New York Stock Exchange
Ordinary shares, par value $0.0005 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

27,830,000 ordinary shares, par value $0.0005 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares with one ordinary share being represented by two ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refers to our ordinary shares, par value $0.0005 per share;

•	“registered clients” refers to high net worth individuals and enterprises registered with us and wholesale clients which have entered into cooperation agreements with us;

•	“active clients” for a given period refers to registered clients who purchase wealth management products distributed by us during that given period;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

•

“mutual fund” means the securities investment funds set forth under the PRC Law on Securities Investment Fund, which raise capital through public offering of fund shares within the PRC territory, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries, variable interest entity and the variable interest entity’s subsidiaries. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management market in China and internationally;

•	our expectations regarding demand for and market acceptance of the products we distribute;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain quality employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in our industry in China and internationally;

•	general economic and business conditions in China; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains statistical data that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The wealth management services industry in China may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the wealth management services industry results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this annual report concerning economic conditions and our industry is primarily based on information from publicly available third party data, including data released by the National Bureau of Statistics of China, the Organization for Economic Cooperation and Development, Shanghai Stock Exchange and Shenzhen Stock Exchange. This annual report also contains our estimates of our industry and our business. Except where otherwise noted, our estimates are derived from third-party data, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. The market data includes projections that are based on a number of assumptions which are inherently uncertain.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report.

Our selected consolidated financial data presented below for the years ended December 31, 2008, 2009 and 2010 and our balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the year ended December 31, 2007 and our balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements not included in this annual report.

We have not included financial information for the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Years Ended December 31,
	2007	2008	2009	2010
	(US$, except share data)
Revenues
Third-party revenues	3,387,156	7,825,544	14,257,047	30,996,179
Related-party revenues	—	1,044,947	1,145,535	9,068,669

Total Revenues	3,387,156	8,870,491	15,402,582	40,064,848
Less: business taxes and related surcharges	(177,607)	(492,715)	(838,350)	(2,201,289)

Net Revenues	3,209,549	8,377,776	14,564,232	37,863,559

Operating cost and expenses:
Cost of revenues	(254,283)	(1,229,223)	(2,508,861)	(6,570,752)
Selling expenses	(169,405)	(2,485,589)	(3,168,051)	(8,488,457)
General and administrative expenses	(2,000,565)	(3,202,670)	(4,435,557)	(7,292,577)
Other operating income	69,506	121,665	230,547	172,737

Total operating cost and expenses	(2,354,747)	(6,795,817)	(9,881,922)	(22,179,049)

Income from operations:	854,802	1,581,959	4,682,310	15,684,510

Other income (expenses):
Interest income	5,419	45,157	57,622	179,069
Other expense	—	(71,379)	(15,088)	(153,060)
Investment income	267,087	41,192	358,824	281,076
Gain (loss) on change in fair value of derivative liabilities	(206,500)	(1,357,000)	(796,500)	354,000

Total other income (expenses)	66,006	(1,342,030)	(395,142)	661,085

Income before taxes and loss from equity in affiliates	920,808	239,929	4,287,168	16,345,595
Income tax expense	(574,765)	(642,007)	(638,755)	(4,790,089)
Loss from equity in affiliates, net of taxes	—	—	—	(25,137)

	Years Ended December 31,
	2007	2008	2009	2010
	(US$, except share data)
Net income (loss) attributable to Noah shareholders	346,043	(402,078)	3,648,413	11,530,369

Deemed dividend on Series A convertible redeemable preferred shares	(211,075)	(198,179)	(208,088)	(108,348)
Net income (loss) attributable to ordinary shareholders	134,968	(600,257)	3,440,325	11,422,021

Net income (loss) per share
Basic	0.02	(0.08)	0.20	0.53
Diluted	0.01	(0.08)	0.13	0.46
Net income (loss) per ADS):(1)
Basic	0.01	(0.04)	0.10	0.26
Diluted	0.01	(0.04)	0.07	0.23
Weighted average number of shares used in computation:
Basic	6,900,000	7,285,451	11,121,164	16,665,918
Diluted	8,146,770	7,285,451	16,835,379	19,030,112
Dividends declared per share(2)	0.09	—	—	—

Notes:

(1)	Two ADSs represent one ordinary share.
(2)	Calculated based on the number of ordinary shares of our company after a one to two share split in January 2008, which has been retrospectively reflected for all periods presented.

	As of December 31,
	2007	2008	2009	2010
	(US$)
Consolidated Balance Sheet Data
Cash and cash equivalents	5,682,728	7,731,424	12,115,771	133,269,694
Total assets	6,358,900	9,037,320	16,255,488	148,685,846
Total current liabilities	1,062,362	2,717,356	5,187,929	14,731,626
Total liabilities	1,842,785	3,767,318	6,411,179	17,057,025
Series A convertible redeemable preferred shares(1)	3,963,575	4,161,754	4,369,842	—
Total equity	552,540	1,108,248	5,474,467	131,628,821

Notes:

(1)	Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010.

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation and loss on change in fair value of derivative liabilities.

The non-GAAP financial measure disclosed by us should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by us may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and change in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the restricted shares and of loss (gain) on change in fair value of derivative liabilities in the periods presented. As we removed the restrictions on such shares and revised the relevant provisions of our series A preferred shares that trigger the accounting treatment of derivative liabilities in June 2010, we do not expect to incur similar expenses in the future. Upon the completion of our IPO in November 2010, the Series A Shares were converted into ordinary shares. To make our financial results comparable period by period, we utilize the non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results

(unaudited)

	Years Ended December 31,
	2007	2008	2009	2010
	(US$)
Net income (loss) attributable to Noah shareholders	346,043	(402,078)	3,648,413	11,530,369
Adjustment for share-based compensation related to:
Repurchase of shares	152,500	—	—	—
Share options	—	9,466	133,612	880,653
Restricted shares	255,280	783,000	783,000	1,339,514
Adjustment for loss (gain) on change in fair value of derivative liabilities	206,500	1,357,000	796,500	(354,000)

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	960,323	1,747,388	5,361,525	13,396,536

Notes:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of rapid growth in recent years. Our net revenues grew at a CAGR of 127.6% from 2007 to 2010. We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to establish additional branch offices, in some cases, in new cities and regions where we have no previous presence, and recruit, train, manage and motivate relationship managers and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new wealth management services or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

The laws and regulations governing the wealth management services industry in China are developing and subject to further changes. If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

To date, provision of wealth management services and distribution of OTC wealth management products are not tightly regulated in China. The PRC government has not adopted a unified regulatory framework governing the distribution of OTC wealth management products or the provision of wealth management services, although there are ad hoc laws and regulations related to several types of wealth management products which we distribute, such as trust products, private equity products, private securities investment funds and investment-linked insurance products. These regulations do not impose license or qualification requirements on non-financial institutions engaged in wealth management services or distribution of OTC wealth management products, such as us, except that certain licenses and qualifications are required to engage in insurance brokerage, ancillary insurance agency business and the sale of mutual funds. See “Item 4. Information on the Company—Business Overview—Regulations.”

As the wealth management services industry in China is at an early stage of development, applicable laws and regulations may be adopted from time to time to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future Chinese laws and regulations applicable to the wealth management services industry.

We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses requisite for our future business expansion. For example, we intend to diversify our product choices and distribute non-OTC products, such as mutual funds. The distribution of mutual funds requires a license granted by the China Securities Regulatory Commission, or CSRC. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on the Sale of Mutual Funds.” Currently we are in the process of applying for such license. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

If the Chinese governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.

Under the Administrative Rules Regarding Trust Company-Sponsored Collective Funds Trust Plans, or the Trust Plan Rules, issued by China Banking Regulatory Commission, or CBRC, trust companies are prohibited from engaging entities that are not financial institutions to conduct “promotion” of collective fund trust plans, or trust plans. A trust plan is a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products. Trust products have been a major type of wealth management products available to high net worth individuals in China.

We typically enter into agreements with trust companies or the underlying corporate borrowers that receive financing from trust companies, whereby we agree to facilitate the sale of the relevant trust products by providing services to our clients who desire to purchase the trust products. During the course of providing such services, we do not handle our clients’ funds or process transactions for our clients. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities which involve signing trust contracts with participants of trust plans directly, and since we do not sign trust contracts with the participants of trust plans or handle funds of participants of the trust plans in providing services with respect to trust products, we are not deemed as promoting trust plans in such circumstances.

However, due to the lack of a clear, consistent and well-developed regulatory framework for the promotion of trust plans and the lack of formal interpretation and enforcement of the relevant prohibition under the Trust Plan Rules in China, we cannot assure you that the PRC government in general and CBRC in particular will agree with our interpretation of “promotion of trust plans” under the Trust Plan Rules. If they interpret it differently and as a result the provisions of consulting services or similar services with respect to trust products are deemed as promotion of trust plans, CBRC or other government authorities in China may prohibit trust companies from engaging companies like us for such services. In such circumstances, we may have to change our business model with respect to trust products or cease to provide services relating to trust products, and as a result, our business, results of operations and prospects would be materially and adversely affected.

The wealth management products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We distribute a broad variety of wealth management products supplied by third party product providers, including fixed income products, private equity products, investment in funds focusing on publicly traded stocks and investment-linked insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we keep pace with third party wealth management product providers and be involved in their design and development of these products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Some investors may have the misconception that income generated from investing in trust funds are not subject to individual income tax. In April 2011, relevant PRC tax authorities announced it would strengthen the collection of income taxes on income generated from investing in trust funds, which may discourage some investors with such misconception from investing in trust funds and therefore affect our business. In addition, we have developed our proprietary products, starting with a fund of private equity funds formed in May 2010, which also involves inherent risks. As of December 31, 2010, total investment in our funds of private equity funds was RMB1.2 billion (US$173.9 million). In the event that any of the funds we manage were to perform poorly, our revenues and income would decline due to decreased fees that we are entitled to charge. Moreover, we could experience losses on our principal as a result of poor investment performance by our funds of funds. Poor performance of our fund of funds could also make it more difficult for us to raise new capital. If we fail to identify and fully appreciate the risks associated with products we distribute to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Misconduct of our relationship managers or other employees could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our relationship managers or other employees could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Their misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

•	improperly using or disclosing confidential information of our clients, third party wealth management product providers or other parties;

•	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or our internal policies or procedures.

We have established an internal compliance system to supervise service quality and regulation compliance, however, we cannot always deter misconduct of our relationship managers or other employees and the precautions we take to prevent and detect misconduct may not be effective in all cases. We cannot assure you, therefore, that misconduct of our relationship managers or other employees will not lead to a material adverse effect on our business, results of operations or financial condition.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between us and third party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We face significant competition in the wealth management services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented and competitive and we expect competition to persist and intensify. In distributing wealth management products, we face competition primarily from domestic commercial banks with an in-house sales force and private banking functions, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. Because a substantial portion of the products we distribute are fixed income products taking the form of investment in collective trust plans sponsored by trust companies, we also compete with trust companies that provide such products. In addition, we face competition from other independent wealth management firms that have emerged in China in recent years. Many of our competitors have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, longer operational history, broader client base and settlement capabilities. Moreover, many of the wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from the integration of wealth management products with their other product offerings.

Distribution of OTC wealth management products in China has relatively low entry barriers as it does not require government approvals and regulatory licenses in most cases, nor does it require intensive capital investment, except for distribution of some specific products, such as insurance products. In addition, there are no restrictions on foreign ownership of companies engaged in the distribution of OTC wealth management products in China. See “Item 4. Information on the Company—Business Overview—Regulations.” As a result, we face increasing competition from new competitors, in particular overseas commercial banks with private banking functions or overseas professional wealth management firms, which are emerging in the Chinese market.

Fixed income products taking the form of investment in collective trust plans constitute a substantial portion of the products we distribute. In 2009 and 2010, the total value of fixed income products that we distributed accounted for 64.8% and 41.0% of the total value of all products we distributed, respectively. If we are unable to compete effectively against the existing and future competitors, especially competitors distributing fixed income products, we may lose clients and our financial results may be materially and adversely affected.

If we fail to attract and retain qualified relationship managers, our business could suffer.

We rely heavily on our relationship managers to develop and maintain relationships with our clients. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient relationship managers who meet our high quality requirements to support our further growth. In some of the regional centers where we have recently established or plan to establish branch offices, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating costs and reduce our profitability.

A significant portion of the wealth management products we distribute have real estate or real estate-related business as their underlying assets. These products are subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate as well as regulatory and policy changes in the real estate industry in China.

To date, a significant portion of the wealth management products that we distribute have real estate or real estate-related business in China as their underlying assets. In 2009 and 2010, the total value of wealth management products with real estate or real estate-related business as the underlying business that we distributed accounted for 38.4% and 46.6% of the total value of all the products we distributed, respectively. Such products include, for example, investment in collective trust plans linked to real estate development projects or real estate funds. Such products are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable and other factors that are beyond our control.

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. In 2010, the PRC government introduced a series of policies and regulations designed to reduce speculation and cool the overheated property market after price increases accelerated across the country. As a result, real property developers across the country have reported sharp slowdowns in property sales. In early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular, all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to, among other things, temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units and families without registered local permanent residences that already own one or more housing units. In addition, in a circular promulgated by the PRC State Council in January 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. In response to this circular, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already announced their respective housing price control targets for 2011. The PRC government may introduce additional policies that will further curb the growth of the PRC real estate sector. These policies and regulations may result in lower property prices and negatively affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products distributed by us.

If any of the risks associated with ownership and operation of real estate and real estate-related businesses in China are realized, it may result in decreased value and increased default rates of the wealth management products linked to real estate that we distribute, and reduce the interest of our clients in purchasing such products. As a result, our commissions from such products, which account for a significant portion of our product choices, could be adversely affected. In addition, if clients who purchased such wealth management products on our recommendation experience financial loss, they may lose their trust and confidence in us and our reputation may be harmed, which may result in a material adverse effect on our business, results of operations and financial condition.

Our failure to respond in a timely and cost-effective manner to rapid product innovation in the financial industry may be have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that product innovation that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our business in 2005 as a service provider focusing on distributing wealth management products. We focused exclusively on marketing and distributing third party products until May 2010, when we started our fund of funds business by forming a fund of private equity funds under our management. We intend to further develop our fund of funds business in the future by offering a broader variety of funds, including funds of securities investment funds, funds of hedge funds and funds of private equity funds. However, we cannot assure you that our efforts to further develop these businesses will be successful. If our fund of funds business fails to grow, our future growth will be materially and adversely affected. Although we recorded net income in 2007, 2009 and 2010, we cannot assure you that our results of operations will not be adversely affected in any future period. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

Our product choices include insurance products and we are required under relevant PRC regulations to obtain certain licenses from the China Insurance Regulatory Commission, or CIRC, in order to engage in insurance agency or brokering activities. If we fail to maintain or renew such licenses, our business related to the distribution of insurance products may be materially and adversely affected.

Companies that engage in insurance agency or brokering activities are required under relevant PRC regulations to obtain concurrent-business insurance agent license and/or the insurance brokerage license from the CIRC in order to conduct insurance agency or brokering business. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Insurance Brokerage.”

Our product choices include investment-linked insurance products. As a result, we are subject to the requirements of concurrent-business insurance agent license and the insurance brokerage license. While we have obtained these licenses, there can be no guarantee that we will be able to renew such licenses or continue to satisfy the qualification requirements under such licenses. If we fail to maintain or renew such licenses, we will not be allowed to continue to engage in the distribution of insurance products, which may materially and adversely affect our business, results of operations and financial conditions related to distribution of insurance products.

Any failure to ensure and protect the confidentiality of our clients’ personal data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to wealth management products, clients and transactions. The proper functioning of our financial control, accounting, wealth management product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

Because one-time commissions and recurring service fees we earn on the distribution of third party wealth management products are based on commission and fee rates set by third party wealth management product providers or underlying corporate borrowers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive our revenues primarily from commissions and fees paid by third party wealth management product providers or underlying corporate borrowers whose products our clients purchase. The commission and fee rates are set by such product providers or underlying corporate borrowers and vary from product to product. Commission and fee rates can change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers or underlying corporate borrowers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of commissions and fees. In addition, our historical volume of distribution may have a significant impact on our bargaining power with the wealth management product providers or underlying corporate borrowers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes, it is difficult for us to assess the effect of any of these changes on our operations. Any decrease in commission and fee rates would significantly affect our revenues, cash flow and results of operations.

We rely on a small number of third party wealth management product providers to supply a majority of the wealth management products we distribute and the renegotiation or termination of our relationships with such product providers could significantly impact our business.

We rely on a small number of wealth management product providers to supply a substantial portion of our products. We define product providers as the issuers of wealth management products, with which our clients enter into contracts to purchase products. The product providers we work with encompass a variety of financial institutions, including trust companies, commercial banks, private equity firms, real estate fund managers, securities investment fund manager and insurance companies. Among the various product providers, trust companies supplied the majority of the wealth management products distributed by us as of December 31, 2010. Trust companies in China are a type of financial institution required by PRC law to sponsor trust plans. In 2009 and 2010, our top three product providers accounted for approximately 44.4% and 31.4% of the aggregate value of all the wealth management products we distributed, respectively. Our relationships with third party wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our wealth management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products that we distribute are generally available, if wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights in our research reports, our wealth management products and services and other aspects of our business. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property from infringement, misappropriation or piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

Confidentiality agreements with employees, wealth management product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, wealth management product providers and others to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

Our future success depends heavily on the continued services of our current executive officers. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. Qualified employees are in high demand throughout wealth management services industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of senior management to work effectively as a team.

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, Ms. Jingbo Wang, our co-founder, chairman and chief executive officer, and Mr. Zhe Yin, our co-founder, executive director and vice president, beneficially own an aggregate of 30.7% of our share capital. As a result of this high level of shareholding, Ms. Wang and Mr. Yin have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from our operations in China, our business and prospects may be affected by economic conditions in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the wealth management products we distribute, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and Chinese economies, consumers may reduce their investment in the financial markets in general, and defer or forgo the purchase of wealth management products we distribute for third party providers or our own fund of fund products in particular. Additionally, we earn recurring service fees on certain products over a period of time after the initial sale. Clients may surrender or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers, clients or by hampering our ability to place business. A slowdown in China’s economy may lead to reduced investment in the wealth management products we distribute, which could materially and adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

Our revenues and operating results can fluctuate from period to period, which could cause the price of our ADSs to fluctuate.

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

•

a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute for wealth management product providers and therefore our commission revenues and cash flows;

•	negative public perception and reputation of the wealth management services industry;

•	unanticipated delays of anticipated rollouts of our products or services;

•	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

•

changes in laws or regulatory policy that could impact our ability to provide wealth management services to our clients or to distribute wealth management products for wealth management product providers;

•	failure to enter into contracts with new wealth management product providers;

•	cancellations or non-renewal of existing contracts with wealth management product providers; and

•	changes in the number of clients who decide to effectively terminate their relationship with us or who ask us to redeem their investment in our fund of funds products.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenues or operating performance.

In the course of preparing our consolidated financial statements in connection with our initial public offering in November 2010, a material weakness in our internal control over financial reporting was identified. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to the reporting obligations under U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in November 2010, we were a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of preparing our consolidated financial statements, a certain material weakness, as defined in Auditing Standard No. 5 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 5, was identified in our internal control over financial reporting as of December 31, 2009. As defined in Auditing Standard No. 5, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness identified is a lack of sufficient financing and accounting resources and expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies prior to our initial public offering. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy the weakness identified, we have hired a new financial controller and a new accounting manager who have extensive accounting experience with U.S. GAAP. We have also hired several additional accounting personnel with knowledge of U.S. GAAP and we plan to continue to hire accounting personnel with knowledge of U.S. GAAP to improve the quality of our accounting team. In addition, we have organized and plan to continue to organize our accounting personnel to participate in training and seminars provided by third-party specialists on U.S. GAAP and SEC reporting requirement updates. We believe that the implementation of these measures have addressed the material weakness in our internal control over financial reporting and therefore conclude that the material weakness has been fully remediated as of December 31, 2010.

However, we cannot assure you that we will be able to identify and resolve any significant deficiency or material weakness in our internal control over financial reporting in the future. Our failure to discover and address any control deficiencies and to maintain adequate internal control over financial reporting could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. Annual reports generally must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities Exchange Commission for newly public companies. See “Item 15. Controls and Procedures.” These reports will be required to be including in our annual report on form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have granted, and may continue to grant, stock options and other share-based compensation in the future, which may materially impact our future results of operations.

We have adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of December 31, 2010, options to purchase 1,078,600 ordinary shares and 150,000 restricted shares have been granted and 2,938,400 ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and personnel and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our staffing and may even result in temporary closure of our services and facilities.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported a few hundred deaths caused by the influenza A (H1N1). Any outbreak of avian influenza, SARS, the influenza A (H1N1), or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause severe disruption to our daily operations, including our on-site product due diligence, meetings with clients and sales and marketing activities, and may even require a temporary closure of our branch offices.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are engaged in insurance brokerage activities as part of our business. Under current PRC laws and regulations, foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least 30 years of track record in insurance brokerage business. Neither our PRC subsidiaries, nor any of their subsidiaries, currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao, our affiliated company in the PRC, Noah Investment and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

Our contractual arrangements with Noah Investment and its shareholders enable us to (1) exercise effective control over Noah Investment; (2) receive substantially all of the economic benefits of Noah Investment in consideration for the services provided by Noah Rongyao, our wholly-owned subsidiary in China; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours.

If we, our PRC subsidiary, Noah Rongyao, or our variable interest entity is found to be in violation of any existing or future PRC laws or regulations, including the stringent regulatory requirements imposed on foreign-invested companies engaged in insurance brokerage but not on Chinese domestic enterprises, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, would have broad discretion in dealing with such violations or failures, including, without limitation, levying fines, confiscating our income or the income of Noah Investment, revoking business licenses of our PRC subsidiary or the business licenses of Noah Investment, or the insurance brokerage license of Noah Insurance, or requiring us and Noah Investment to restructure our ownership structure or operations and requiring us or Noah Investment to discontinue any portion or all of our insurance brokerage business. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

Current PRC regulations relating to foreign investments in the insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially adversely affect our ability to conduct our insurance brokerage business.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entity, Noah Investment and its shareholders to operate a portion of our operations in China, the insurance brokerage business. For a description of these contractual arrangements, see “Item 4. Information on the Company—Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. Under the current contractual arrangements, as a legal matter, if our variable interest entity or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Under the share pledge agreement dated September 3, 2007 between our PRC subsidiary, Noah Rongyao and the shareholders of Noah Investment, those shareholders pledged their equity interests in Noah Investment to Noah Rongyao to secure Noah Investment’s obligations under the exclusive service agreements and the exclusive option agreement. Our PRC counsel, Zhong Lun Law Firm, has advised us that these pledges were duly created by being recorded on Noah Investment’s register of shareholders in accordance with the PRC Guarantee Law. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, property rights created under a pledge will not be effective unless it has been registered with the relevant administration for industry and commerce. Currently there is no official interpretation regarding whether pledge agreements signed before the effective date of PRC Property Rights Law are required to be registered with the relevant administration for industry and commerce. If any new PRC regulation is promulgated in the future requiring that share pledge agreements executed prior to October 1, 2007 be registered in accordance with the PRC Property Rights Law, there is no guarantee that Noah Investment would be able to timely register the pledges, the pledges may be deemed ineffective under the PRC Property Rights Law or subordinate to any rights of any third party acting in good faith. As a result, if those shareholders breach their obligations under the various agreements described above, Noah Rongyao may not be able to successfully enforce the pledges.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Noah Rongyao, our wholly-owned subsidiary in China, Noah Investment, our variable interest entity in China and Noah Investment’s shareholders were not entered into on an arm’s-length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the People’s Bank of China for a period according to applicable regulations. Although Noah Rongyao did not generate any revenues from providing services to Noah Investment in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

All of the shareholders of Noah Investment are individuals who are our founders or executive officers. Conflicts of interest may arise between the dual roles of those individuals who are both executive officers of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest between those individuals and our company and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Noah Rongyao currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as each of our PRC subsidiaries, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and variable interest entity or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entity. We may make loans to our PRC subsidiaries and variable interest entity, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our variable interest entity being converted into a foreign invested company, while foreign invested companies engaged in insurance brokerage are subject to more stringent requirements than PRC domestic enterprises.

On August 29, 2008, SAFE promulgated a regulation which restricts the conversion by a foreign invested enterprise of foreign currency registered capital into Renminbi by setting limitations on the usage of the converted Renminbi. This regulation is generally referred to as SAFE Circular 142. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The usage of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2010, however, the People’s Bank of China started to take measures including increasing the statutory deposit reserve ratio and raising the benchmark interest rates several times in response to rapid growth of credit in 2009 and 2010. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute, which could materially and adversely affect our business, as well as our financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and variable interest entity in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially adversely affect our business and results of operations.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The reporting and functional currency of our company is the U.S. dollar. However, the functional currency of our consolidated operating subsidiaries and variable interest entity is the Renminbi and substantially all their revenues and expenses are denominated in Renminbi. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. The net proceeds from our initial public offering were denominated in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

However, as there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.

During the four years ended December 31, 2010, our variable interest entity and certain of its subsidiaries were granted governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law, however, dividends generated after January 1, 2008 and payable by a foreign- invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax.

Furthermore, prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. Since there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective in September 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who are deprived of such vacation time by employers shall be compensated with three times their regular salaries for each of such vacation days, unless it is the employees who waive such vacation days in writing. Since our success largely depends on our qualified employees, the implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses. In the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide wealth management services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wealth management services industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Sales of our wealth management products are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.

Our revenues, operating expenses and operating cashflow have historically been lower during the first quarter than other quarters of our fiscal year. This results from the relatively low level of client meetings and other events during the Chinese New Year holiday period, which falls within the first quarter each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from sales of newly launched wealth management products in March, which in turn increases our accounts receivables in the first quarter. Such accounts receivables have historically been collected in the second quarter. Because of these factors, we may experience quarterly fluctuations in our results of operations, which in turn may result in volatility in the price of our ADSs.

We do not expect to pay dividends in the foreseeable future and you may have to rely on price appreciation of our ADSs for any return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 17, 2011, we have 27,873,750 ordinary shares outstanding including 4,830,000 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADS, in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entity. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Based on the price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2010, and we do not expect to be a PFIC for the current taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year.

Although the law in this regard is unclear, we treat Noah Investment as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate Noah Investment’s operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Noah Investment for U.S. federal income tax purposes, we may be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any subsequent taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in any offering. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are or were to become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions with respect to our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands company with subsidiaries and affiliate entities in China. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China. In September 2007, Noah Investment acquired the 100% equity interest of a company named Shanghai Hongliu Advertisement Co., Ltd., and renamed it Shanghai Noah Investment Consulting Co., Ltd., or Noah Consulting. In September 2008, Noah Investment incorporated a subsidiary named Shanghai Noah Rongyao Insurance Broker Co., Ltd., or Noah Insurance. Noah Insurance is in charge of our distribution of insurance products. In December 2010, Noah Investment acquired the 0.1% equity interest of Noah Insurance from Mr. Zhe Yin at cost and became the sole shareholder of Noah Insurance.

We incorporated our holding company, Noah Holdings Limited, in the Cayman Islands in June 2007 to facilitate our overseas financing efforts. In August 2007, Noah Holdings Limited incorporated Shanghai Noah Rongyao Investment Consulting Co., Ltd., or Noah Rongyao, our wholly owned subsidiary in China. In January 2011, Noah Holdings Limited incorporated Noah Private Wealth Management (Hong Kong) Limited, our wholly owned subsidiary, in Hong Kong, or Noah HK, and in March 2011, Noah HK incorporated Shanghai Rongyao Information Technology Co., Ltd., or Noah Technology.

Noah Rongyao incorporated Shanghai Noah Yuanzheng Investment Consulting Co., Ltd., or Noah Yuanzheng, in April 2008 and Tianjin Noah Wealth Management Consulting Co., Ltd., or Tianjin Noah, in December 2008. Both Noah Yuanzheng and Tianjin Noah are primarily engaged in wealth management service business. Noah Yuanzheng incorporated Tianjin Gefei Asset Management Co., Ltd., or Tianjin Gefei, in March 2010. Tianjin Gefei is primarily engaged in investment and asset management business.

In August 2007, we issued an aggregate 2,934,554 series A preferred shares, par value US$0.001 per share, to Sequoia entities for US$3.9 million. Sequoia entities refer to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. In January 2008, we issued an aggregate of 15,446 series A preferred shares to Sequoia entities without consideration to rectify a prior calculation error. Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010. On November 10, 2010, our ADSs began trading on the New York Stock Exchange under the ticker symbol “NOAH.” We issued and sold a total of 9,660,000 ADSs, representing 4,830,000 ordinary shares, at an initial offering price of $12.00 per ADS.

Our principal executive offices are located at 6th Floor, Times Finance Center, No. 68 Middle Yincheng Road, Pudong, Shanghai 200120, People’s Republic of China. Our telephone number at this address is (86) 21 3860-2301. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

B.	Business Overview

Overview

We are a leading independent service provider focusing on distributing wealth management products to the high net worth population in China. We believe that we have established our brand among China’s high net worth population as a symbol of independent, personalized and value-added wealth management services and sophisticated product choices.

We provide direct access to China’s high net worth population. With over 300 relationship managers in 39 branch offices, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Through this extensive coverage network, we serve three types of clients: (i) high net worth individuals; (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks or branches of national commercial banks which distribute wealth management products to their own clients. We refer to the high net worth individuals and enterprises registered with us and the wholesale clients which have entered into cooperation agreements with us as our “registered clients.” Since our inception in 2005, the number of our registered clients has grown to 16,296 as of December 31, 2010. We refer to those registered clients who purchased wealth management products distributed by us during any given period as “active clients” for that period. Neither our registered clients nor active clients pay us for our services. The number of our active clients was 1,065, 1,235 and 1,631 in 2008, 2009 and 2010, respectively.

We believe that our product sophistication along with our client knowledge has enabled us to consistently cater to the wealth management needs of China’s high net worth population. We distribute OTC wealth management products originated in China. OTC products refer to products that are not traded through exchanges. Our product choices primarily include fixed income products, private equity funds and securities investment funds. From our inception in 2005 to December 31, 2010, we distributed over RMB24.8 billion (US$3.7 billion) worth of wealth management products in aggregate. Through our product selection process and rigorous risk management, we choose products from a wide array of third-party wealth management products. To date, we have distributed products of over 60 third-party product providers. We have also begun to develop proprietary and innovative wealth management products, starting with a RMB501 million (US$73.9 million) fund of private equity funds in May 2010. We intend to continue to explore new product opportunities.

We generate revenues primarily from one-time commissions and recurring service fees paid by third-party product providers or, for the majority of fixed income products, by the underlying corporate borrowers. Such commissions and service fees paid by third-party product providers or underlying corporate borrowers are calculated based on the value of wealth management products we distribute to our active clients, even though our active clients do not directly pay us any such commissions or fees. We deliver to our high net worth clients a continuum of value-added services before, during and after distribution of wealth management products. These services include financial planning, product analysis and recommendation, product and market updates and investor education. We do not charge our clients fees for these services. Our one-time commissions accounted for 78.6% and 77.2% of our net revenues in 2009 and 2010, respectively, and our recurring service fees accounted for 21.4% and 22.8% of our net revenues in 2009 and 2010, respectively.

The wealth management services industry in China is at an early stage of development and highly fragmented. We intend to capitalize on the market opportunities by further solidifying our leading market position, enhancing our brand recognition, expanding our client base and coverage network, deepening our client penetration and continuing product innovation.

Our business has grown substantially since our inception in 2005. Our coverage network increased from six relationship managers in one city in 2005 to 341 relationship managers in 39 branch offices as of December 31, 2010, while total number of registered clients increased from 930 to 16,296 during the same period. In particular, we achieved significant growth amid the financial crisis in 2008, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. The table below sets forth information relating to the level of select market indices as of the last day of each of the periods presented and our certain performance indicators for each of the periods presented:

	Years Ended December 31,
	2008		2009		2010
	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)
Standard & Poor’s Composite Index(1) (US$)	903	(38.5)	1,115	23.5	1,258	12.8
Shanghai Stock Exchange Composite Index(1) (RMB)	1,821	(65.4)	3,277	80.0	2,809	(14.3)
Our total transaction value (RMB in millions)	3,154	209.9	5,574	76.8	14,418	158.7
Number of our registered clients	6,606	113.9	9,641	45.9	16,296	69.0
Number of our active clients	1,065	15.0	1,235	16.0	1,631	32.1

Notes:

(1)	Annual closing prices of respective composite indices.

For the past three years, our net revenues increased from US$8.4 million in 2008 to US$14.6 million in 2009 to US$37.9 million in 2010, representing a CAGR of 112.6%. We recorded a net loss of US$0.4 million in 2008, a net income of US$3.6 million in 2009 and a net income of US$11.5 million in 2010. The net income amounts have included the impact of non-cash charges relating to the changes in the fair value of derivative liabilities associated with the conversion and change-in-control put option features of our series A preferred shares and share-based compensation in an aggregate amount of US$2.1 million in 2008, US$1.7 million in 2009 and US$1.9 million in 2010.

Our company is a holding company and we operate our business through our PRC subsidiary, Noah Rongyao, our variable interest entity, Noah Investment, and their respective subsidiaries in China. While Noah Rongyao and its subsidiaries conduct most of our businesses, we conduct our insurance brokerage business exclusively through Noah Investment and its subsidiaries. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits. Noah Rongyao and Noah Investment contributed 38.8% and 61.2%, respectively, of our total revenues in 2009 and 89.0% and 11.0%, respectively, of our total revenues in 2010.

Our Clients

We define our addressable high net worth markets as three categories of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 81.2% and 81.5% of our total revenues in 2009 and 2010, respectively. Our distribution to enterprise clients accounted for 12.6% and 11.3%, respectively, of our total revenues in 2009 and 2010, while distribution through wholesale clients accounted for 6.2% and 7.2%, respectively, of our total revenues in the same periods.

The table below sets forth selected statistics of our three categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,				Number of Active Clients for Years Ended December 31,		Total Transaction Value for Years Ended December 31,
	2009		2010		2009	2010	2009	2010
							(RMB in millions)
Individual clients	9,512	(1)	15,857	(1)	1,169	1,504	4,181	10,154
Enterprise clients	122	(2)	399	(2)	59	104	1,212	3,251
Wholesale clients	7	(3)	40	(3)	7	23	181	1,013

Total	9,641		16,296		1,235	1,631	5,574	14,418

Notes:

(1)	Represents the aggregate number of our registered individual clients.
(2)	Represents the aggregate number of our registered enterprise clients.
(3)	Represents the number of wholesale clients that have entered into cooperation agreements with us.

High Net Worth Individual Clients

We accept high net worth individuals interested in receiving our services as our registered individual clients. Currently, we expect a high net worth individual to have investable assets (excluding primary residence) with an aggregate value exceeding RMB3.0 million (US$0.5 million) to become a registered individual client, although our registered individual clients often have higher level of wealth. In recent years, we have been raising the required level of investable assets when we target high net worth individuals in order to focus our resources on serving the high-end segment of China’s high net worth population.

The number of our registered individual clients increased from 9,512 as of December 31, 2009 to 15,857 as of December 31, 2010. The number of registered individual clients who have purchased products distributed by us increased from 3,129 as of December 31, 2009 to 4,200 as of December 31, 2010. In 2010, registered individual clients purchased RMB10.2 billion (US$1.5 billion) worth of wealth management products through us, accounting for 70.4% of the aggregate value of wealth management products that we distributed during the same period.

Enterprise Clients

We also extend the distribution of wealth management products to enterprises, primarily SMEs. We define SMEs as enterprises that generate annual revenues of no more than RMB300.0 million (US$45.5 million). The number of our registered enterprise clients has increased in recent years and reached 399 as of December, 2010. In 2010, registered enterprise clients purchased RMB3.3 billion (US$480.3 million) worth of wealth management products through us, accounting for 22.6% of the aggregate value of wealth management products that we distributed during the same period.

Wholesale Clients

We distribute products and provide services to wholesale clients. Our wholesale clients are primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. The number of our wholesale clients has increased in recent years and reached 40 as of December 31, 2010. In 2010, we distributed RMB1.0 billion (US$149.6 million) worth of wealth management products through our wholesale clients, accounting for 7.0% of the aggregate value of wealth management products that we distributed during the same period.

Our Coverage Network

As of December 31, 2010, our extensive coverage network consisted of over 300 relationship managers and 39 branch offices, which receive operational support from our headquarters in Shanghai.

Branch Offices and Headquarters

Our branch offices are strategically located in 38 Chinese cities, covering multiple economically developed regions in China, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices include national economic centers such as Beijing, Shanghai and Guangzhou and some of the regional cities known for their well-developed private sectors and wealthy entrepreneurs, such as Wenzhou and Yiwu in Zhejiang province.

The map below shows the distribution of our branch offices as of December 31, 2010:

The table below sets forth selected statistics of our coverage network by regions as of December 31, 2010:

Number of Branch Offices
Yangtze River Delta	21
Pearl River Delta	7
Bohai Rim	4
Other Regions	7

Total	39

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths and in order to preserve this our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2010, we had 341 relationship managers nationwide, compared to 192 as of December 31, 2009.

Our Product Choices

Our product choices currently consist primarily of OTC products originated in China and designed to cater to the needs of high net worth population. We market and distribute the following categories of products supplied by third party product providers, based on the underlying assets class:

•	fixed income products, mainly including collateralized fixed income products sponsored by trust companies and other products that provide investors with fixed rates of return;

•	private equity funds products, including investments in private equity funds sponsored by domestic and internal fund management firms;

•	securities investment funds, which are privately raised funds investing in publicly traded stocks; and

•	investment-linked insurance products.

Currently approximately 41% of the products we distribute consist of fixed income products designed to achieve financial security and capital preservation for our clients. The table below summarizes certain information relating to the transaction value of the different types of products that we distributed during the periods indicated:

	Years Ended December 31,
	2008		2009		2010
	RMB in millions	%	RMB in millions	%	RMB in millions	%
Product type
Fixed income products	1,978	62.7	3,612	64.8	5,908	41.0
Private equity fund products	772	24.5	1,594	28.6	8,264	57.3
Private securities investment funds and investment-linked insurance products	404	12.8	368	6.6	246	1.7

All products	3,154	100.0	5,574	100.0	14,418	100.0

Among the fixed income products we distribute, wealth management products that have real estate or real estate-related business as their underlying assets accounted for 41.0% and 88.8% of the total transaction value of all fixed income products we distributed in 2009 and 2010, respectively. Among the private equity fund products we distribute, wealth management products that have real estate or real estate- related business as their underlying assets accounted for 41% and 17.9% of the total transaction value of all fixed income products we distributed in 2009 and 2010, respectively.

While OTC products will remain the core products we distribute, we intend to diversify our product choices and distribute non-OTC products, such as mutual funds or other publicly traded wealth management products. Currently we are in the process of applying for the license for sale of mutual funds.

Further to the distribution of third-party wealth management products, we have recently launched our proprietary fund of funds products. In 2010, we successfully raised approximately RMB1.2 billion (US$172.0 million) for our private equity fund of funds.

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products.

Product Providers

We define product providers as the issuers of wealth management products, with which our clients enter into contractual arrangements to purchase products. The product providers we deal with encompass a variety of financial institutions, mainly including trust companies, commercial banks, private equity firms, real estate fund managers, securities investment fund manager and insurance companies. To date, we have distributed products provided by over 60 product providers in China.

Among the various product providers, trust companies supplied the majority of the wealth management products distributed by us as of December 31, 2010. Trust companies in China are a type of financial institution regulated by the China Banking Regulatory Commission and which provide wealth management products mostly in the form of “collective fund trust plans,” or trust plans. Current PRC laws and regulations allow qualified investors to subscribe to a trust plan. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Trust Products.” Under a trust plan, the trust company receives funds from the subscribers and invests in pre-disclosed assets or projects to generate returns for the subscribers.

To date, we have worked with almost all major trust companies in China. Most of the fixed income products and a portion of the securities investment fund products distributed by us were in the form of trust plans. Under fixed income products, trust companies typically use the entrusted funds to provide debt financing to corporate borrowers and distribute interest income and principal payment to the plan subscribers according to pre- determined schedules. In the case of securities investment fund products, trust companies will engage investment fund managers as their advisors and use the entrusted funds to purchase publicly traded stocks or other securities recommended by their advisors.

Corporate Borrowers

In distributing fixed income products, we often have relationships with the ultimate corporate borrowers, which receive proceeds from the relevant product providers. Although the product providers are the issuers of the fixed income products, the origination of these products is often driven by the fund raising plans of the ultimate corporate borrowers. In order to source tailor-made wealth management products to enhance our product choices, we often work directly with companies in need of debt financing and assist them in designing fixed income products, which are ultimately issued by product providers. Although we do not directly generate revenues from providing such assistance to corporate borrowers, we believe our relationships with them are important for enhancing our product sourcing capability.

Distribution Arrangements

Our distribution of wealth management products are typically governed by service agreements entered into with the product providers or corporate borrowers, depending on the nature of the wealth management products being distributed and the specific situation.

For fixed income products, we enter into service agreements with the ultimate corporate borrowers for the majority of these products. For other products, we typically enter into service agreements with the product providers.

Our service agreements usually expire upon the expiration of the underlying wealth management products. Under these agreements, we typically undertake to provide the counterparty with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, evaluating the financial condition and risk profiles of those clients who desire to purchase the relevant products, assessing their qualification for the purchase, educating them on the documentation involved in the purchase as well as furnishing other assistance to facilitate their transactions with the product providers.

Under our services agreements with respect to private equity fund products and certain securities investment fund products, we also undertake to assist the product providers to maintain investor relationships by providing our clients who have purchased the relevant products with various post-purchase services.

We do not handle our clients’ funds or payment or otherwise process transactions between our clients and product providers. When our clients decide to purchase a product, we notify the relevant product provider and our client completes the transaction with, and makes payment to, the product provider directly.

For all wealth management products, we are entitled to receive one-time commissions, calculated as a percentage of the total value of products purchased by our clients, from the counterparties under the relevant service agreements. Except for fixed income products, generally we also receive recurring services fees in addition to one-time commissions for the products distributed by us where we are engaged by the product providers to provide recurring services to our clients who have purchased the relevant products. In the case of private equity fund products, we receive recurring service fees over their life cycle, calculated as a percentage of the total value of investments in the underlying funds distributed by us to our clients. For securities investment funds and investment-linked insurance products, our recurring service fees are typically calculated as a percentage of the net asset value of the portfolio underlying the products purchased by our clients at the time of calculation, which is generally done on a daily basis.

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, from product development, product management and sale and marketing process management to client management and client service. At the application level, the infrastructure consists of two key components: our client relationship management system, which allows us to collect and analyze our clients’ personal and transaction information, and our wealth management product database, which includes a proprietary database containing information on a broad range of OTC wealth management products in China.

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business and we believe that approximately 60% of our clients have come through referrals from existing clients. We intend to continue to focus on referrals as the major avenue of new client development by further improving client satisfaction. We also intend to enhance our brand recognition and attract potential high net worth clients through a variety of marketing methods. We organize frequent and targeted events, such as high-profile investor seminars and workshops, where we present our market outlook and product choices, industry conferences and other investor education and social events. These events are often organized in cooperation with chambers of commerce, distinguished alumni associations, luxury and fashion brands and high-profile entrepreneurs. In addition, we promote ourselves and our brand to financial institutions by providing assistance in staff training and risk management. Since our inception, we have also built a database of more than 1,000,000 high net worth individuals.

Seasonality

Our revenues, operating expenses and operating cashflow have historically been lower during the first quarter than other quarters. This results from the relatively low level of fund raising activities by corporate borrowers during the Chinese New Year holiday period, which falls within the first quarter each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from sales of newly launched wealth management products in March, which in turn increases our accounts receivables in the first quarter. Such accounts receivables have historically been collected in the second quarter.

Competition

The wealth management services industry in China is at an early stage of development and is growing rapidly. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include:

•

Commercial banks. Many commercial banks rely on their own wealth management arms and sales force to distribute their products, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and institutionalized services and our independence, which positions us better to provide wealth management recommendations and services and to gain our clients’ trust.

•

Trust companies. Because a substantial portion of products that we distribute is fixed income trust products, we compete with trust companies with in-house distribution functions. We believe that we can compete effectively with trust companies due to our broader product choices, wider coverage network, independent perspective and more comprehensive client services.

•

Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years. We believe that we can compete effectively because of our track record, reputation, product sourcing and established risk management systems. We are also significantly larger in terms of scale of operations and we have a more extensive coverage network and professional services.

Insurance

We maintain casualty insurance on some of our assets. We also participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. In addition, we provide group life insurance for all our employees. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Regulations

Except for the regulations applicable to the insurance brokerage business that we engage in, China has not adopted a unified and specific regulatory framework governing the distribution of OTC wealth management products and the provision of wealth management consulting services, although there are ad hoc laws and regulations related to several types of wealth management products which we distribute, including trust products, private equity products and investment-linked insurance products. However, the PRC government has promulgated various laws and regulations and imposes extensive controls over different aspects of business operations of PRC enterprises, such as those on foreign investment, taxation and labor protection, which are also applicable to our PRC subsidiaries and affiliated entities. This section summarizes all material PRC regulations currently relevant to our business and operations. Unless otherwise stated in this section, we are currently in compliance with such PRC regulations in all material respects.

Regulations on Trust Products

Pursuant to the PRC Trust Law, a trustee can, in its own name, manage and dispose of properties entrusted to it by a trustor for the benefit of beneficiaries nominated by the trustor. Trust companies are a type of financial institution specializing in the operation of a trust business under the PRC Trust Law. Trust companies are subject to the supervision and scrutiny of the China Banking Regulatory Commission, or CBRC, which is the regulatory authority for banking and financial institutions and businesses.

On January 23, 2007, CBRC promulgated the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans, or the Trust Plan Rules, which became effective on March 1, 2007 and was subsequently amended on February 4, 2009. Pursuant to the Trust Plan Rules, a trust company may establish collective funds trust plans, or trust plans, under which the trust company, in its capacity as trustee of two or more trustors, may pool funds entrusted to it by such trustors may manage, invest and dispose of the pooled funds for the benefit of the beneficiaries nominated by the trustors. A trust plan must comply with the specified requirements under the Trust Plan Rules, including the requirements that (i) each trustor participating in the trust plan be a qualified investor and the sole beneficiary of his or its investment in the trust plan; (ii) there be no more than 50 individuals participating in the plan, excluding individuals who entrust, on a single transaction basis, more than RMB3.0 million each, and qualified institutional investors; (iii) the trust plan have a term of not less than one year and have a specified use of proceeds and investment strategy that is in compliance with the industrial policies and relevant regulations of the PRC; (iv) the beneficial interest in the trust plan be divided into trust units of equal amounts; and (v) other than reasonable compensation provided for underwritten trust agreements, the trust company must not seek any profits directly or indirectly from the trust property under any name for itself or others.

A qualified investor under the Trust Plan Rules is defined as a person capable of identifying, judging and bearing the risks associated with the trust plan and who falls within any one of the following categories: (i) any individual, legal person or other organization who invests at least RMB1.0 million in the trust plan; (ii) any individual who, on a personal or household basis, owns financial assets of at least RMB1.0 million, with proof of such assets, at the time he or she subscribes to the trust plan; or (iii) any individual individually having an annual income of more than RMB0.2 million or, jointly with a spouse, having an annual income of more than RMB0.3 million, with proof of such income, for each of the last three years.

Pursuant to the Trust Plan Rules, when promoting the trust plan, a trust company must use appropriate materials with detailed disclosure and is prohibited from, among other things, (i) promising minimum returns on or guaranteeing protection of the entrusted funds; (ii) engaging in public marketing or promotion; or (iii) engaging a non-financial institution to promote the trust plan. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities which involve signing trust contracts with participants of trust plans directly. As we do not sign trust contracts with the participants of trust plans and handle funds of participants of the trust plans in providing wealth management services with respect to trust products, we are not deemed as promoting trust plans in such circumstances. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—If the Chinese governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.”

The CBRC further promulgated two guidelines governing two types of trust plans, respectively. One regulates trust plans investing in publicly traded securities, while the other regulates trust plans focusing on private equity investments. These guidelines set forth detailed rules that trust companies must comply with in issuing and operating the two types of trust plans.

Regulations on Private Equity Investment Products

In China, Renminbi-denominated private equity funds are typically formed as limited liability companies or partnerships and therefore their establishment and operation is subject to the PRC company laws or partnership laws. The PRC Partnership Enterprise Law was revised in August 2006 when it expanded the scope of eligible partners in partnerships from individuals to legal persons and other organizations and added limited partnerships as a new type of partnership. Unlike ordinary partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and who bears unlimited liability for the partnership’s debts. From late 2009 to early 2010, the PRC government promulgated regulations to permit foreign investors to invest in partnership enterprises in China. This established the legal basis for foreign private equity firms to establish Renminbi-denominated funds in China.

On January 31, 2011, the National Development and Reform Commission, or NDRC, issued the Notice on Further Standardizing the Development and Record-filing Administration of Equity Investment Enterprises in Pilot Regions, or NDRC Notice. The pilot regions mentioned in the NDRC Notice are Beijing Municipality, Shanghai Municipality, Tianjin Municipality, Jiangsu Province, Zhejiang Province, and Hubei Province. According to the NDRC Notice, all equity investment enterprises in pilot regions, other than venture investment enterprises that have already been registered, equity investment enterprises with capital of less than RMB500 million or equity investment enterprises established by a single contributor, are required to be registered with the NDRC. An enterprise that fails to be registered within the specified time limit will be disclosed by the NDRC on its website and will be deemed to be an “equity investment enterprise and entrusted management institution evading record-filing regulation.” In addition, the NDRC Notice also provided detailed guidance on regulating the establishment, capital fundraising, investment practices, risk control mechanisms and other administrative mechanisms of equity investment enterprises, as well as the basic responsibilities and duties of equity investment management institutions.

Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity firms registered in the relevant cities or districts that satisfy the specified requirements.

On November 16, 2007, Tianjin Municipal Administration Bureau of Industry and Commerce issued the Opinions on Registration of Private Equity Investment Fund and Private Equity Fund Management Corporation (Enterprise), or the Tianjin Opinions. According to the Tianjin Opinions, private equity investment funds can take the form of corporations, partnerships, contractual arrangements and trusts. The private equity funds management company which takes the form of a limited liability company shall have a registered capital of at least RMB1.0 million cash. The private equity investment management company can engage in entrusted management of private equity investment fund, investing and financing management and related consulting services. On October 16, 2009, Tianjin Municipal Government issued the Measures on Encouraging the Development of Equity Investment Fund, which provides several preferential tax treatments for equity investment funds and equity investment fund management enterprises.

In August 2008, the Shanghai Municipal Government issued the Circular on Several Issues Regarding the Registration of Private Equity Investment Enterprises, which provides certain requirements for establishing an enterprise engaging in private equity investment or an enterprise engaging in the management of private equity investment. On January 11, 2011, Shanghai Municipal Financial Services Office released the Implementation Measures on Pilot Program of Foreign-invested Equity Investment Enterprises in Shanghai, or Pilot Measures, a breakthrough in the regulatory regime for establishing and operating private-equity funds with investments from foreign limited partners or managed by foreign general partners. Pursuant to the Pilot Measures, Shanghai will set up a Joint Conference for Pilot Program of Equity-Investment Foreign Invested Enterprises, which will be a consolidated authority composed of several key municipal-level regulators to coordinate the implementation of relevant regulations governing the establishment of foreign-invested private equity enterprises, including the opening of bank accounts, the conversion of foreign currency and investment practices. Three types of foreign-invested private equity entities are provided for under the Pilot Measures: (1) Foreign-invested Equity Investment Management Enterprises; (2) Foreign-invested Equity Investment Enterprises; and (3) Pilot Foreign-invested Equity Investment Enterprises (which are selected by the Joint Conference from the first two types). The measures contain qualification requirements for each of these entities. Each pilot enterprise is also required to deposit its investment capital with an onshore custodian bank, which will be responsible for monitoring the entity’s capital-raising, investment and capital repatriation activities and reporting such information to regulators.

Beijing and other provinces and cities have also promulgated similar regulations and policies to encourage foreign investment in private equity.

We started our fund of funds business by forming a funds of private equity funds as a limited partnership registered in Tianjin in accordance with the relevant laws and regulations. We incorporated a subsidiary in Tianjin to engage in the management of private equity funds, which currently serves as the general partner of the fund of private equity funds.

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 and further amended separately in 2002 and 2009. According to the PRC Insurance law, the China Insurance Regulatory Commission, or CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages, or the Insurance Brokerage Provisions, promulgated by the CIRC in September 2009 and effective as of October 1, 2009. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business with the approval of the CIRC. Unless otherwise provided by CIRC, an insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital for an insurance brokerage shall be not less than RMB10.0 million and must be fully paid up. Any insurance brokerage incorporated with the above minimum registered capital may set up three branches, following which the amount of registered capital for the insurance brokerage shall be increased by at least RMB0.2 million for each new branch, provided that the same shall be increased by at least RMB1.0 million for each branch to be established out of the provincial territory where the insurance brokerage is located.

An insurance brokerage may conduct the following insurance brokering businesses:

•	making insurance proposals, selecting insurance companies and handling the insurance application procedures for insurance applicants;

•	assisting the insured or the beneficiary to file insurance claims;

•	reinsurance brokering business;

•	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•	other business activities specified by the CIRC.

The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of three years. An insurance brokerage must report to the CIRC for approval when it (i) changes the name of itself or its branches; (ii) changes its domicile or the business address of its branches; (iii) changes the name of its sponsor or main shareholders; (iv) changes its shareholders; (v) changes its registered capital; (vi) changes its equity structure significantly; or (vii) amends its articles of association.

The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Insurance Brokerage Provisions. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC. Personnel of an insurance brokerage who engage in any of the insurance brokering businesses described above must meet the qualifications prescribed by CIRC and obtain the qualification certificate stipulated by the CIRC.

In December 2009, the CIRC issued the Circular on the Implementation of the Provisions on the Supervision and Administration of the Professional Insurance Agencies, the Provisions on the Supervision and Administration of Insurance Brokerages and the Provision on the Supervision and Administration of Insurance Assessment Institutions, or the Implementation Circular. According to the Implementation Circular, any insurance brokerage, which applies for renewal of its license upon its expiration but fails to satisfy the registered capital requirement under the Insurance Brokerage Provisions, shall be issued a temporary license expiring on October 1, 2012. After that, if the insurance brokerage still fails to satisfy the requirement, it will no longer be permitted to renew its license issued by CIRC.

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate our insurance brokerage business through Noah Insurance, a subsidiary wholly owned by Noah Investment. Noah Insurance obtained the requisite insurance brokerage license issued by the CIRC in July 2008, which was subsequently renewed. The renewed license has a term of 3 years and will expire on July 13, 2013.

Regulations on Ancillary-Business Insurance Agency

The principal regulation governing ancillary-business insurance agency business is the Interim Measures for the Administration of Ancillary-Business Insurance Agency issued by the CIRC on and effective as of August 4, 2000.

According to this regulation, the term “ancillary-business insurance agents” refers to entities that are entrusted by insurers to handle insurance business on behalf of the insurers while concurrently engaging in another non-insurance-related business. Ancillary-business insurance agents are required to: (1) maintain a business license verified and issued by the relevant administrative authority for industry and commerce; (2) have an insurance agency business of a certain scale in proportion to its main business; (3) maintain a permanent business premise; and (4) provide the convenience of directly conducting insurance agency business at the business premises. Upon reviewing and approving the qualifications of an entity applying to become an ancillary-business insurance agency, the CIRC will issue a “License for Ancillary-Business Insurance Agency,” which will be valid for three years.

Insurance companies are not allowed to engage entities as their ancillary-business insurance agency if such entities do not possess the required license. An ancillary-business insurance agent can only undertake the insurance agency business for one insurance company, and the scope of the agency business shall be subject to the types of insurance specified in its License for Ancillary-Business Insurance Agency. An ancillary-business insurance agent can only conduct insurance agency business on the business premises for its main business, and may not separately set up agency outlets outside the business premises. Legal liabilities of ancillary-business insurance agents arising out of or in connection with their activities within the scope of authority delegated by insurers are borne by the insurers.

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate the ancillary-business insurance agency business through Noah Investment, which obtained the requisite license issued by the CIRC in August 2009. The license has a term of three-year and will expire on August 12, 2012.

Regulations on the Sale of Mutual Funds

On June 25, 2004, the China Securities Regulatory Commission, or the CSRC, promulgated a set of administrative rules on the sale of mutual funds, or the Fund Sales Measures, which became effective on July 1, 2004.

According to Fund Sales Measures, the activity of sales of the mutual funds, including the promotion of mutual funds, and the sale, subscription and redemption of units in mutual funds, shall be conducted by fund managers and agencies engaged by fund managers. Agencies engaged by fund managers to market mutual funds shall first obtain the license for the sale of mutual funds from the CSRC. Commercial banks, securities companies, securities investment consultation agencies, professional fund sales agencies and other agencies prescribed by the CSRC may apply to the CSRC for such license. In order to obtain such license, a professional fund sales agency shall meet certain requirements, including, (i) having a paid in capital of no less than RMB20.0 million; (ii) having a major investor that is a legally established legal person with three complete fiscal years or more of operation and have at least RMB30.0 million registered capital; (iii) having at least 30 employees with half of its total employees qualified to engage in a securities business, and senior management with a certain number of years of experience in funds, securities or the financial area and qualified to engage in a securities business; and (iv) not being under any investigation from regulatory authorities or be in a rectification period due to violation of any laws or regulations.

Fund managers may only engage sales agencies for sale of mutual funds by way of written agreement. The written agreement shall specify the proportion of remuneration and payment method as well as the rights and obligations of both parties. Fund managers and sales agencies shall charge sales expenses from investors as agreed to in fund contracts and prospectuses, audit such expenses, and record the same faithfully; fund managers and sales agencies may not charge extra expenses to investors unless otherwise agreed in the fund contracts. Fund managers and sales agencies may not apply different rates to different investors without disclosing the same in the prospectuses. Fund managers shall pay remuneration to the sales agencies as agreed in the sales agreement and audit and record such remuneration faithfully.

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed- term employment contract.

In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such employees are deprived of such vacation time by employers, unless the employees waive such vacation days in writing.

Although we are currently in compliance with the relevant legal requirements for terminating employment contracts with employees in our business operation, in the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, provisions of the Labor Contract Law may limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 2005, which was subsequently revised. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that are not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The current version of the Foreign Investment Catalogue came into effect on December 1, 2007.

Pursuant to the current Foreign Investment Catalogue, the provision of consulting services that we are engaged in is a permitted area of foreign investment.

Pursuant to the current Foreign Investment Catalogue, the insurance brokerage business falls within the industries in which foreign investment is restricted. Currently foreign-invested companies engaged in insurance brokerage business are subject to more stringent requirements than Chinese domestic enterprises. Specifically, foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least a 30 year track record of engaging in an insurance brokerage business.

Neither our PRC subsidiaries, nor any of their subsidiaries, currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao, our variable interest entity in the PRC, Noah Investment and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•

the ownership structures of our variable interest entity, our PRC subsidiary, Noah Rongyao, and Noah Holdings Limited, as described in “Item 4. Information on the Company-History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations;

•

the contractual arrangements among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

•	the business operations of our PRC subsidiary, Noah Rongyao, our variable interest entity and its subsidiaries comply in all material respects with existing PRC laws and regulations.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business do not comply with PRC government restrictions on foreign investment in insurance brokerage business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the PRC Enterprise Income Tax Law and the Transition Preferential Policy Circular, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purpose. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

PRC VAT and Business Tax

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity. Taxpayers providing taxable services in China are required to pay a business tax at a normal tax rate of 5% of their revenues.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. As there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest and royalty payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, the SAFE and the National Development and Reform Commission or their local counterparts.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or Circular 142. Pursuant to Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the Renminbi fund from the settlement of foreign currency capital including a business contract must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary and other penalties.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law, as amended on October 31, 2000; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules, as amended on April 12, 2001.

Under these laws and regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles and its subsequent amendments, supplements or implementation rules, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC person, including natural persons and legal persons, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company.

Regulations on Employee Stock Option Plans

On December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or stock option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company shall, among others things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises as PRC domestic individuals may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank with custody or stock brokerage qualifications to hold overseas funds used in connection with any stock purchase.

The foreign exchange proceeds from the sales of stock can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If the stock option is exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to the special foreign exchange account.

The Stock Option Rules were promulgated only recently and many issues require further interpretation. We and our employees who have participated in an employee stock ownership plan or stock option plan were subject to the Stock Option Rules when our company became an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by a foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiary, Noah Rongyao.

In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary, Noah Rongyao, has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C.	Organizational Structure

We are a Cayman Islands company with subsidiaries and affiliate entities in China and Hong Kong. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China. In September 2007, Noah Investment acquired the 100% equity interest of a company named Shanghai Hongliu Advertisement Co., Ltd., and renamed it Shanghai Noah Investment Consulting Co., Ltd., or Noah Consulting. In September 2008, Noah Investment incorporated a subsidiary named Shanghai Noah Rongyao Insurance Broker Co., Ltd., or Noah Insurance. In December 2010, Noah Investment acquired the 0.1% equity interest of Noah Insurance from Mr. Zhe Yin at cost and became the sole shareholder of Noah Insurance. Noah Insurance is in charge of our distribution of insurance products.

We incorporated our holding company, Noah Holdings Limited, in the Cayman Islands in June 2007 to facilitate our overseas financing efforts. In August 2007, Noah Holdings Limited incorporated Shanghai Noah Rongyao Investment Consulting Co., Ltd., or Noah Rongyao, our wholly owned subsidiary in China. In January 2011, Noah Holdings Limited incorporated Noah HK, which in turn incorporated Noah Technology, a wholly owned subsidiary of Noah HK, in March 2011.

Noah Rongyao incorporated Shanghai Noah Yuanzheng Investment Consulting Co., Ltd., or Noah Yuanzheng, in April 2008 and Tianjin Noah Wealth Management Consulting Co., Ltd., or Tianjin Noah, in December 2008. Both Noah Yuanzheng and Tianjin Noah are primarily engaged in wealth management service business. Noah Yuanzheng incorporated Tianjin Gefei Asset Management Co., Ltd., or Tianjin Gefei, in March 2010. Tianjin Gefei is primarily engaged in investment and asset management business.

As foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under current PRC laws and regulations, our PRC subsidiaries and their subsidiaries, which are foreign-invested companies, do not meet all the requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China through Noah Investment and its subsidiaries, which are PRC domestic companies owned by our founders. Since we do not have equity interests in Noah Investment, in order to exercise effective control over its operations, in September 2007, Noah Rongyao entered into certain contractual arrangements with Noah Investment and its shareholders.

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders described below, we exercise effective control over the operations of Noah Investment and are entitled to receive effectively all economic benefits generated from its shareholders’ equity interests in it. We define “economic benefits” as the net income of and residual interests in Noah Investment and its subsidiaries. Through powers of attorney signed by all shareholders of Noah Investment, Noah Rongyao has been granted the power of attorney to act their behalf on all matters pertaining to Noah Investment and to exercise all of their rights as shareholders of Noah Investment. Through the exclusive support service agreement between Noah Investment and Noah Rongyao, Noah Rongyao has agreed to provide certain technical and operational consulting services and to license its intellectual property rights to Noah Investment in exchange for service fees. Pursuant to this agreement, the fees for the consulting services are determined by both parties based on actual services provided, after deducting costs and licensing fees. The licensing fees for the intellectual property are determined by both parties based on actual services provided on a quarterly basis. Through this agreement, we are entitled to fees that are equivalent to all of Noah Investment’s revenues for a given period. In addition, pursuant to the exclusive option agreement, Noah Investment’s shareholders are prohibited from transferring their equity interests to any third party, and Noah Investment is prohibited from declaring and paying any dividends without Noah Rongyao’s prior consent. Through this arrangement, we can prevent leakage of any residual interests of Noah Investment. Through the share pledge agreement between Noah Investment’s shareholders and Noah Rongyao, Noah Investment’s shareholders have pledged their shares to Noah Rongyao to secure Noah Investment’s obligations under the exclusive support service agreement and the exclusive option agreement. If Noah Investment or its shareholders breach any of their obligations under the exclusive support service agreement or the exclusive option agreement, Noah Rongyao, as the pledgee, will be entitled to foreclose on the pledged shares. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Noah Investment and thus consolidate its results in our consolidated financial statements. Under PRC law, each of Noah Rongyao and Noah Investment is an independent legal entity and neither of them is exposed to liabilities incurred by the other. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.”

The following diagram illustrates our current corporate structure:

Notes:

(1)	The six shareholders of Noah Investment include three of our directors, Ms. Jingbo Wang, Mr. Zhe Yin and Mr. Boquan He and three other individuals.
(2)	We currently conduct our business operations of distributing of OTC wealth management products and fund of funds business through this entity and its three subsidiaries.
(3)	We currently conduct our insurance brokerage business and a small portion of our other wealth management services through this entity and its two subsidiaries.
(4)	These entities engage in the distribution of OTC wealth management products.
(5)	This entity engages in the insurance brokerage business.
(6)	This entity is currently inactive. We may use this entity to conduct a portion of our future fund of funds business if any future PRC law imposes license requirements for any part of that business.
(7)	This entity engages in the operation and management of our fund of funds business.
(8)	This entity was formed in January 2011 and we may use this entity to conduct the distribution of overseas OTC wealth management products.
(9)	This entity was formed in March 2011. We may use this entity to develop our wealth management computer software.

Exclusive Option Agreement. The shareholders of Noah Investment have entered into an exclusive option agreement with Noah Rongyao in September 2007, under which the shareholders granted Noah Rongyao or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the higher of the minimum amount required by PRC law or an amount determined by Noah Rongyao. Noah Rongyao may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. The term of this exclusive option agreement is ten years and will automatically extend for another ten years upon expiry if no party objects. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Rongyao’s prior consent.

Exclusive Support Service Agreement. Under the exclusive support service agreement entered into between Noah Investment and Noah Rongyao in September 2007, Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging financing necessary to conduct Noah Investment’s operational activities. Noah Rongyao will provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment shall pay to Noah Rongyao service fees determined based on actual services provided. Noah Rongyao is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment shall pay license fees at the rates set by Noah Rongyao. This agreement has a term of ten years, which will automatically extend for another ten years upon expiry if neither party objects.

Share Pledge Agreement. All shareholders of Noah Investment have entered into a share pledge agreement with Noah Rongyao in September 2007, under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the exclusive option agreement and Noah Investment’s obligations under the exclusive support service agreement. If Noah Investment or its shareholders violates any of their respective obligations under the exclusive support service agreement or the exclusive option agreement, Noah Rongyao, as the pledgee, will be entitled to certain rights, including the right to sell the pledged share interests. The term of the share pledge is same as that of the exclusive option agreement.

Powers of Attorney. Each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of Noah Investment, including the right to attend shareholders meeting, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interest in Noah Investment.

D.	Property, Plants and Equipment

Our corporate headquarters, consisting of approximately 1,736.5 square meters of leased office space, are located in Shanghai, China. Our 39 branch offices lease approximately 12,589.3 square meters of office space in aggregate.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We are a leading service provider focusing on distributing wealth management products to the high net worth population in China. We distribute OTC wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 300 relationship managers in our 39 branch offices, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta the Bohai Rim and other regions. Since our inception in 2005, we have distributed over RMB24.8 billion (US$3.7 billion) worth of wealth management products in aggregate. The number of our registered clients, which include (i) registered individual clients, (ii) registered enterprise clients and (iii) wholesale clients which have entered into cooperation agreements with us, has grown to 16,296 as of December 31, 2010.

We generate revenues primarily from (i) one-time commissions paid by third-party product providers or, for most fixed income products, by the underlying corporate borrowers, based on the value of the wealth management products purchased by our clients and (ii) recurring service fees paid by third-party providers of certain types of products, based on the value of such products purchased by our clients or the net asset value of the portfolio underlying the products purchased by our clients.

We have experienced growth in recent years. For the past three years, our net revenues increased from US$8.4 million in 2008 to US$14.6 million in 2009 and to US$37.9 million in 2010, representing a CAGR of 112.6%. We recorded a net loss of US$0.4 million in 2008, a net income of US$3.6 million in 2009 and a net income of US$11.5 million in 2010. The net income amounts have included the impact of non-cash charges relating to change in fair value of derivative liabilities associated with the conversion and liquidation features of our series A preferred shares and share-based compensation in an aggregate amount of US$2.1 million, US$1.7 million and US$1.9 million in 2008, 2009 and 2010, respectively.

Factors Affecting Our Results of Operations

We have benefited from the overall economic growth, the growing high net worth population and the increasing demand for sophisticated and personalized wealth management solutions in China, which we anticipate will continue to increase as the overall economy and the high net worth population continue to grow in China. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on China’s wealth management services industry, which in turn may harm our business and results of operations.

Our financial condition and results of operations are more directly affected by company-specific factors, primarily including the following:

•	number of clients;

•	average transaction value per client;

•	product mix; and

•	operating costs and expenses.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients. We have three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. Our core business is distribution of wealth management products to high net worth individuals, which contributed to 81.2% and 81.5% of our total revenues in 2009 and 2010, respectively. Therefore, the number of our high net worth individual clients is a key factor affecting our results of operations. In addition, an increasing number of high net worth individual clients may also result in a growing number of enterprise clients, as many high net worth individuals in China own or control small and medium enterprises.

We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients” and those registered clients who purchase wealth management products distributed by us during any given period as “active clients” for that period. Despite the global financial crisis starting in 2008, the cumulative number of our registered clients increased from 6,606 as of December 31, 2008 to 9,641 as of December 31, 2009 and to 16,296 as of December 31, 2010, while the number of our active clients increased from 1,065 in 2008 to 1,235 in 2009 and to 1,631 in 2010. Although we generate no revenue from those registered clients who currently do not purchase products we distribute, with an increasing number of registered clients, we have the opportunity to provide wealth management services and recommend products to a greater number of high net worth individuals, enterprises and wholesale clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products distributed by us. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of wealth management products we distribute, which in turn affects the amount of one-time commissions and recurring service fees we earn. Average transaction value per client refers to the average value of wealth management products distributed by us that are purchased by our active clients during a given period. Our average transaction value per client increased from RMB3.0 million (US$0.4 million) in 2008 to RMB4.5 million (US$0.7 million) in 2009 and to RMB8.8 million (US$1.3 million) in 2010, representing a CAGR of 72.8%.

The increase in our average transaction value per client is partly attributable to the growing value of investable assets owned by China’s high net worth population. In recent years, we have been raising the required level of investable assets when we target high net worth individuals in order to focus our resources on serving the high-end segment of China’s high net worth population. Currently, we expect our registered individual clients to have investable assets (excluding primary residence) with an aggregate value exceeding RMB3.0 million (US$0.4 million). In addition, the increase in our average transaction value per client also reflects the changes in our client mix, as we have an increasing number of enterprise and wholesale clients, which, on average, purchase wealth management products of greater transaction value than individual clients.

Product Mix

Our product mix affects our revenues and operating profit. We distribute to our clients a wide array of OTC wealth management products that are originated in China and issued by third-party product providers. These include four types of products: (i) fixed income products, mainly collateralized fixed income products sponsored by trust companies and other products providing investors with fixed rate returns; (ii) private equity fund products, including investments in various private equity funds, the underlying assets of which are portfolios of equity investments in unlisted private companies; (iii) securities investment fund products, the underlying assets of which are publicly traded stocks; and (iv) investment-linked insurance products.

The composition and level of revenues that we derive from the distribution of wealth management products are affected by the type of products we distribute. The product type determines whether we can receive one-time commissions only, or both one-time commissions and recurring service fees, although average fee rates do not differ substantially across different product types. On all four types of products, we receive one-time commissions paid by third party product providers or underlying corporate borrowers, calculated as a percentage of the value of the products that our clients purchase. In addition, on products other than fixed income products, we also receive recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products. The table below sets forth the total value of different types of products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed, during the periods indicated:

	Years Ended December 31,
	2008		2009		2010
Product Type	RMB in millions	%	RMB in millions	%	RMB in millions	%
Fixed income products	1,978	62.7	3,612	64.8	5,908	41.0
Private equity fund products	772	24.5	1,594	28.6	8,264	57.3
Securities investment funds and investment-linked insurance products	404	12.8	368	6.6	246	1.7

All products	3,154	100	5,574	100	14,418	100

Since 2007, we have significantly increased our distribution of private equity fund products. As we receive recurring service fees over the life cycle of the funds, which typically ranges from five to seven years, our distribution of these products represent a source of steady flow of recurring revenues. The transaction value of private equity fund products is generally higher than that of other products, and as a result, recurring service fees from these products are often higher than those from other products. Our recurring service fees increased from US$1.9 million in 2008 to US$3.1 million in 2009 and to US$8.6 million in 2010. Revenues from distributing fixed income products have increased in the past three years though the percentage of our total revenues decreased in 2010 primarily due to the significant increase in revenues from distributing private equity products. From 2008 to 2010, we have materially decreased distribution of securities investment fund products and investment-linked insurance products due to the volatilities in the domestic and foreign stock markets. Fees generated from investment-linked insurance products have been insignificant to our financial results in 2008, 2009 and 2010. Therefore, we combine the total value of investment-linked insurance products with that of the securities investment fund products in the table above.

Prior to 2010, we carried out our OTC wealth management product distribution business through both Noah Investment and Noah Rongyao and their subsidiaries. In 2010, we implemented a business plan to streamline the business operations of our subsidiaries and affiliated entities. Pursuant to this plan, starting from 2010, Noah Investment and its subsidiaries mainly focus on the insurance brokerage business, given that one of Noah Investment’s subsidiaries holds an insurance brokerage license, while Noah Rongyao and its subsidiaries mainly carry out our OTC wealth management product distribution business in China. As a result of the implementation of this business plan, the revenues generated by Noah Rongyao and its subsidiaries as a percentage of our total revenues increased from 38.8% in 2009 to 89.0% in 2010. Meanwhile, the revenues generated by Noah Investment and its subsidiaries as a percentage of our total revenues decreased from 61.2% in 2009 to 11.0% in 2010. As our insurance brokerage business currently represents an insignificant percentage of our revenues, we expect that revenues generated by Noah Investment as a percentage of our total revenues will continue to decrease in the short term.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses deducting other operating income from government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

The number of our employees has increased in recent years, from 294 as of December 31, 2008 to 359 as of December 31, 2009 and to 673 as of December 31, 2010. The increase was a result of the growth of our business, in particular our coverage network expansion, as we hired additional relationship managers to staff our new branch offices and to support the growing client base of our existing branch offices. In addition, we need to hire additional personnel at our Shanghai headquarters to support and manage the growth of our business. We plan to continue to expand our coverage network and anticipate that our operating expenses related to employee compensation will increase as a result of hiring new employees.

The number of our branch offices has also increased in recent years. We had 14, 16 and 39 branch offices as of December 31, 2008 and 2009 and 2010, respectively. Our rental expenses have also increased in line with the increased number of branch offices.

Our operating costs and expenses include share-based compensation charge related to the share options granted to employees. From September 2007 to June 2010, our operating costs and expenses also included compensation charges related to the deemed vesting of certain ordinary shares owned by our founders that were designated as restricted shares and became subject to our repurchase rights in September 2007. Although the contractual restrictions on such shares owned by our founders were terminated in June 2010, we expect to incur additional share-based compensation expenses related to share options in the future as we plan to continue to grant share options to our employees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which range from 5.0% to 5.6% of gross revenue. In 2008, 2009 and 2010, we recorded net revenues of US$8.4 million, US$14.6 million and US$37.9 million, respectively. We derive revenues primarily from the following sources:

•

one-time commissions paid by third party product providers or, for most fixed income products, the underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients; and

•

recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products, including (i) recurring service fees over the life cycle of the private equity funds products previously distributed by us to our clients, which are paid on a periodic basis and calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients; and (ii) recurring service fees for investments in funds focusing on publicly traded stocks and investment-linked insurance products, which are paid on a periodic basis and typically calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by our clients.

The table below sets forth the amounts of our one-time commissions and recurring service fees in the periods indicated:

	Years Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
Net Revenues:
One-time commissions	6,478,625	77.3	11,443,762	78.6	29,248,348	77.2
Recurring service fees	1,899,151	22.7	3,120,470	21.4	8,615,211	22.8

Total net revenues	8,377,776	100	14,564,232	100	37,863,559	100

While we expect that our one-time commissions will continue to account for the majority of our net revenues, recurring service fees are expected to constitute an important portion of our net revenues as we increase our distribution of private equity fund products.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling expenses, general and administrative expenses and other operating income. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
Operating costs and expenses:
Cost of revenues	1,229,223	14.7	2,508,861	17.2	6,570,752	17.4
Selling expenses	2,485,589	29.7	3,168,051	21.8	8,488,457	22.4
General and administrative expenses	3,202,670	38.2	4,435,557	30.5	7,292,577	19.3
Other operating income	(121,665)	(1.5)	(230,547)	(1.6)	(172,737)	(0.5)

Total operating costs and expenses:	6,795,817	81.1	9,881,922	67.9	22,179,049	58.6

Cost of Revenues

Our cost of revenues consists of compensation of relationship managers and expenses incurred in connection with product-specific client meetings and other events. We anticipate that our cost of revenues will continue to increase as we hire more relationship managers for our existing and new branch offices and distribute more wealth management products.

Selling Expenses

Our selling expenses primarily include expenses of branch offices, such as rental expenses, and operating expenses attributable to general marketing activities, such as client service fees and personnel expenses. We expect that our selling expenses will continue to increase as we expand our coverage network and organize more events to promote our brand recognition, increase client loyalty and attract potential clients.

General and Administrative Expenses

Our general and administrative expenses primarily include compensation of managerial and administrative staff, rental and other expenses of our headquarters and other operating expenses attributable to general and administrative activities. We anticipate that our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and with becoming a publicly traded company, including costs of enhancing our internal controls.

Other Operating Income

Other operating income is cash subsidies received in the PRC from local governments for general corporate purposes and is reflected as an offset to our operating costs and expenses.

Share-Based Compensation Expenses

Our operating costs and expenses include share-based compensation expenses due to grants of stock options to our employees, repurchase of shares from a founder and the vesting of restricted shares by certain of our founders. Share-based compensation expense is recorded in the financial statement line-item corresponding to the nature of services provided by the grantees. Share-based compensation was included in general and administrative expenses for the years ended December 31, 2008 and 2009 and cost of revenues, selling expenses and general and administrative expenses for the year ended December 31, 2010. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2008		2009		2010
	US$	%	US$	%	US$	%
Share options	9,466	0.1	133,612	0.9	880,653	2.4
Restricted shares	783,000	9.3	783,000	5.4	1,339,514	3.5

Total share-based compensation	792,466	9.4	916,612	6.3	2,220,167	5.9

Share Options. We adopted a share incentive plan in 2008 and a new share incentive plan in 2010. On August 19, 2008, we granted options to purchase a total of 120,000 ordinary shares at an exercise price of US$1.12 per share to certain executive officers, 60,000 of which were later forfeited. On March 2, 2009, we granted options to purchase a total of 130,000 shares to certain executive officers and other employees at an exercise price of US$1.12 per share. On March 11, 2010, we granted options to purchase a total of 639,000 ordinary shares to certain executive officers and other employees at an exercise price of US$5.58 per share, 150,000 of which were later replaced by non-vested restricted shares of the same amount and 10,000 of which were later forfeited. On July 20, 2010, we granted options to purchase a total of 163,300 ordinary shares to certain executive officers and employees at an exercise price of US$7.38 per share, 10,000 of which were later forfeited. On October 11, 2010, we granted options to purchase a total of 7,000 ordinary shares to certain employees at an exercise price of US$7.38 per share. On October 18, 2010, we granted options to purchase a total of 235,100 ordinary shares to certain employees at an exercise price of US$19.00 per share, 3,800 of which were later forfeited. All of these options have a four-year vesting schedule with 25% of each option vesting on the first anniversary of the applicable grant date and the remainder vesting ratably over the next 36 months. In addition, we granted options to purchase a total of 18,000 ordinary shares to our independent director appointees upon the effectiveness of our registration statement in November 2010. These options have a two-year vesting schedule with 25% of the options vesting upon the effectiveness of the registration statement, 25% vesting on the first anniversary of the effectiveness date and the remaining 50% on the second anniversary of the effectiveness date.

We recorded US$9.5 thousand, US$133.6 thousand and US$880.7 thousand for share-based compensation expenses related to share options expenses in 2008, 2009 and 2010, respectively. No options were exercised during 2008, 2009 and 2010. As of December 31, 2010, there was US$4.7 million of total unrecognized compensation expenses related to unvested share options granted under our share incentive plan, which are expected to be recognized over a weighted-average period of 3.38 years.

Restricted Shares. In connection with our issuance and sale of series A preferred shares in September 2007, a total of 10,800,000 ordinary shares held by certain of our founders were designated as restricted shares and became subject to our repurchase right at par value for a period of four years. We recorded US$0.8 million, US$0.8 and US$1.4 million in share-based compensation expenses related to these restricted shares for 2008, 2009 and 2010, respectively. These restrictions were removed in June 2010, in connection with which, unrecognized share-based compensation of US$0.9 million as of the modification date was immediately recognized as an expense in the consolidated statements of operations. On October 18, 2010, we issued 150,000 ordinary shares with restrictions on voting and dividend rights to an executive officer for US$0.8 million pursuant to our 2008 share incentive plan. As of December 31, 2010, there was US$0.5 million in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 3.19 years.

Gain (Loss) on Change in Fair Value of Derivative Liabilities

Prior to June 2010, the redemption provisions of the series A preferred shares permitted a holder to redeem the shares at a redemption price per share equal to the greater of: (1) issue price plus a compounded 5% return per annum, or (2) the fair market value of the series A preferred shares. The ability to redeem the series A preferred shares provided shareholders with the means to net settle the shares and caused the conversion feature and put option to be combined as a compound derivative, bifurcated from the series A preferred shares and recognized at fair value with changes in fair value recorded in earnings. Consequently, we recorded a loss on change in fair value of derivative liabilities of US$1.4 million and US$0.8 million for the years ended December 31, 2008 and 2009, respectively, and a gain on change in fair value of derivative liabilities of US$0.4 million for the year ended December 31, 2010. In June 2010, the aforementioned redemption provision was modified to remove the option to settle the series A preferred shares at fair value and permit redemption only at the issue price plus a compounded 5% return per annum. All other terms of the series A preferred shares remained the same. As a result of the modification, we determined that the conversion feature and put option could no longer be net settled and, as such, were no longer derivatives. Accordingly, we derecognized the compound derivative by reclassifying the fair value of the derivative liability as of the modification date of US$2.2 million to additional paid-in-capital as we deemed the modification to be a transaction among shareholders. Upon completion of our IPO in November 2010, the Series A Shares were converted into ordinary shares.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Our subsidiaries, Noah Rongyao and Noah Technology, our variable interest entity, Noah Investment, and their respective subsidiaries were established in the PRC and as such are subject to business tax, education surtax and urban maintenance and construction tax on the services provided in the PRC. Such taxes are primarily levied based on revenues at rates ranging from 5.0% to 5.55% and are recorded as a reduction of revenues. Business tax and related surcharges of US$0.5 million, US$0.8 million and US$2.2 million are deducted from our total revenues for the years ended December 31, 2008, 2009 and 2010, respectively.

In addition, our PRC subsidiaries, our variable interest entity and their subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Until January 1, 2008, Chinese companies were generally subject to PRC enterprise income tax at a statutory rate of 33%. On January 1, 2008, the new PRC Enterprise Income Tax Law in China took effect and it applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The PRC Enterprise Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%, and in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008 are subject to a withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

For more information on PRC tax regulations, see “Item 4. Information on the Business—Business Overview—Regulations — Regulations on Tax.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We derive revenue from marketing wealth management products and providing recurring services to our clients over the duration of the wealth management product, which is typically several years. Prior to a client’s purchase of a wealth management product, we provide the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client. Upon establishment of a wealth management product, we earn a one-time commission from third-party product providers or underlying corporate borrowers calculated as a percentage of the value of the wealth management products purchased by our clients. We define the “establishment of a wealth management product” for our revenue recognition purpose as the time when both of the following two criteria are met: (1) our client has entered into a purchase or subscription contract with the relevant product provider and if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Recurring service fees paid by third-party product providers are dependent upon the type of wealth management product our client purchased and are calculated as either (i) a percentage of the total value of investments in the wealth management product purchased by our clients, calculated at the establishment date of the wealth management product, or (ii) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes and surcharges.

One-time commissions. We enter into one-time commission agreements with third-party product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, we earn a one-time commission from third- party product providers or underlying corporate borrowers calculated as a percentage of the wealth management products purchased by our clients. Revenues are recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require that a portion of the payment be deferred until the end of the product’s life or other specified contingency. In such instances, we defer the contingent amount until the contingency has been resolved. A small portion of our one-time commission arrangements require the provision of certain after sales activities, which primarily relate to disseminating information to clients related to investment performance. We accrue the estimated cost of providing these services, which are inconsequential, when the one-time commission is earned as the services to be provided are substantially complete, we have historically completed the after sales services in a timely manner and can reliably estimate the remaining costs.

Recurring Service Fees. Recurring service fees from third-party product providers are dependent upon the type of wealth management product our client purchased and are calculated as either (1) a percentage of the total value of investments in the wealth management product purchased by our clients, calculated at the establishment date of the wealth management product or (2) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple element arrangements. We enter into multiple element arrangements when a third-party product provider or underlying corporate borrowers engages us to provide both wealth management marketing and recurring services. We adopted the provision of FASB Accounting Standards Update 2009-13 for all periods presented in accounting for our multiple element arrangements. Both services represent separate units of accounting. We have vendor specific objective evidence of fair value for our wealth management marketing services as we provide such services on a stand-alone basis. We have not sold our recurring services on a stand- alone basis. However, the fee to which we are entitled is consistently priced at a fixed percentage of the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. As such, we have established fair value as the fixed percentage in such arrangements and believe it represents our best estimate of the selling price at which we would transact if the recurring services were sold regularly on a standalone basis. We allocate arrangement consideration based on fair value, which is equivalent to the percentages charged for each of the respective units of accounting, as described above. Revenues for the respective units of accounting are also recognized in the same manner as described above. If the estimated selling price for recurring services increased (or decreased) by 1%, the revenue allocated to this revenue element would increase (decrease) by 0.1% to 0.5% or by a dollar amount between US$3,120 to US$15,602 for the year ended December 31, 2009 or by a dollar amount between US$8,618 to US$43,089 for the year ended December 31, 2010.

We recognize revenues from our recurring services on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

Fair Value Measurements of Derivative Liabilities

We determined the fair value of the derivative liabilities associated with the issuances of the series A preferred shares using a “with-and-without” approach which considers the fair value of the series A preferred shares with and without the embedded features under analysis. The valuation involves the fair value of ordinary shares and series A preferred shares, and management’s best estimates of the probability of the occurrence of future events, such as a qualified initial public offering, redemption, and liquidation on the valuation date. Determining the fair value of ordinary shares and series A preferred shares requires making complex and subjective judgments. Management used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of our company, to derive the total equity value of our company. The equity value is then allocated using option pricing model among the different classes of shares of our company to determine the fair value of ordinary shares and preferred shares. The option pricing model considers series A preferred shares and ordinary shares as call options on the company’s equity value, with strike prices based on the liquidation preference of the preferred share. The main inputs to this model include equity value of the company, exercise values, expected volatility, expected time to expiration, and risk free interest rate. Changes in the inputs to this model or to the probability of the occurrence of future events could have a material effect on the value of our derivative liabilities and, as a result, our consolidated statements of operations as the change in their fair value is reflected in earnings.

Share-Based Compensation

We follow ASC 718 “Stock Compensation,” using the modified prospective method. Under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior, or calculated by using the simplified method. The computation of expected volatility is based on a combination of the historical and implied volatility of comparable companies from a representative peer group based on industry. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical patterns of our stock options granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 11—”Share-based compensation” in the consolidated financial statements for additional information. According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods, tax planning strategies implemented and other tax planning alternatives. To date, our PRC subsidiaries, our variable interest entity, and their respective subsidiaries have been profitable and, as a result, we have not recorded a valuation allowance against our deferred tax assets. To the extent our future profitability deteriorates, we may be required to record a valuation allowance, which would negatively affect our operating results.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	Years Ended December 31,
	2008	2009	2010
	US$	US$	US$
Revenues
Third-party revenues	7,825,544	14,257,047	30,996,179
Related-party revenues	1,044,947	1,145,535	9,068,669

Total Revenues	8,870,491	15,402,582	40,064,848
Less: business taxes and related surcharges	(492,715)	(838,350)	(2,201,289)

Net Revenues	8,377,776	14,564,232	37,863,559

Operating cost and expenses:
Cost of revenues	(1,229,223)	(2,508,861)	(6,570,752)
Selling expenses	(2,485,589)	(3,168,051)	(8,488,457)
General and administrative expenses	(3,202,670)	(4,435,557)	(7,292,577)
Other operating income	121,665	230,547	172,737

Total operating cost and expenses	(6,795,817)	(9,881,922)	(22,179,049)

Income from operations:	1,581,959	4,682,310	15,684,510

Other income (expenses):
Interest income	45,157	57,622	179,069
Other expense	(71,379)	(15,088)	(153,060)
Investment income	41,192	358,824	281,076
Gain (loss) on change in fair value of derivative liabilities	(1,357,000)	(796,500)	354,000

Total other income (expenses)	(1,342,030)	(395,142)	661,085

Income before taxes and loss from equity in affiliates	239,929	4,287,168	16,345,595
Income tax expense	(642,007)	(638,755)	(4,790,089)
Loss from equity in affiliates, net of taxes	—	—	(25,137)

Net income (loss) attributable to Noah shareholders	(402,078)	3,648,413	11,530,369

Except for the expenses recorded by Noah Holdings Limited, our holding company, the substantial majority of our revenues and expenses are conducted in Renminbi. As a result, the appreciation or depreciation in the average Renminbi to U.S. dollar exchange rate has a correlative effect on our financial results reported in U.S. dollar without taking into account any underlying changes in our business or results of operations. During the years ended December 31, 2008, 2009 and 2010, the average Renminbi to U.S. dollar exchange rate increased by 8.7%, 1.6% and 0.9% as compared to the average exchange rate in the preceding period, respectively. As such, excluding the income statement effects of all forms of share-based compensation and loss on change in fair value of derivative liabilities which are recorded by the holding company, our revenues, expenses, income from operations and net income (loss) attributable to ordinary shareholders increased by the same percentages, without giving effect to any changes in our business or results of operations.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 159.6% from US$14.6 million for the year ended December 31, 2009 to US$37.9 million for the year ended December 31, 2010. This increase was attributable to an increase of US$17.8 million in one-time commissions and an increase of US$5.5 million in recurring service fees.

Our one-time commissions increased by 156.1% from US$11.4 million for the year ended December 31, 2009 to US$29.2 million for the year ended December 31, 2010, primarily as a result of increases in the number of active clients and the average transaction value per client. For the year ended December 31, 2010, we had 1,631 active clients, as compared to 1,235 active clients for the year ended December 31, 2009. The average transaction value per client increased from RMB4.5 million (US$0.7 million) in 2009 to RMB8.8 million (US$1.3 million) for 2010.

Our recurring service fees increased by 177.4% from US$3.1 million in 2009 to US$8.6 million in 2010, primarily due to an increase in the transaction value of private equity fund products distributed. Recurring service fees for private equity fund products during a specific period are calculated as a percentage of the total value of investments in the underlying funds we distributed to clients which are still active. While the average fee rates of the recurring service fees we received from the private equity fund products remained at the same level for 2010, the total value of underlying funds with respect to which we received recurring services fees increased by RMB8.3 billion from 2009 to 2010.

Operating Costs and Expenses. Our total operating costs and expenses increased by 124.2% from US$9.9 million in 2009 to US$22.2 million in 2010, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses.

•

Cost of Revenues. Cost of revenues increased by 164.0% from US$2.5 million in 2009 to US$6.6 million in 2010, primarily due to an increase of US$3.9 million in the compensation paid to our relationship managers as a result of the increased number of relationship managers in line with our expansion.

•

Selling Expenses. Our selling expenses increased by 165.6% from US$3.2 million in 2009 to US$8.5 million in 2010, primarily due to (i) an increase of US$2.6 million in the personnel expenses in relation with general marketing efforts, (ii) an increase of US$1.1 million expenses due to increased year-end client activities and marketing events related to our initial public offering and (iii) an increase of US$0.4 million in rental expenses as a result of the increased number of branch offices.

•

General and Administrative Expenses. Our general and administrative expenses increased by 65.9% from US$4.4 million in 2009 to US$7.3 million in 2010, primarily due to (i) an increase of US$2.4 million in employee compensation expenses, including US$0.9 million in share-based compensation expenses, as a result of our expansion and (ii) an increase of US$0.3 million in audit fees.

Interest Income. Interest income increased by 210.9% from US$57.6 thousand in 2009 to US$179.1 thousand in 2010, primarily due to the increased balance of cash and cash equivalents resulting from our operating activities and the proceeds of our initial public offering.

Investment Income. Investment income decreased by 21.7% from US$358.8 thousand in 2009 to US$281.1 thousand in 2010, primarily attributable to the lower investment in held-to-maturity securities in 2010.

Gain (loss) on Change in Fair Value of Derivative Liabilities. We recorded a gain on change in fair value of derivative liabilities of US$0.4 million in 2010, as compared to a loss on change in fair value of derivative liabilities of US$0.8 million in 2009, primarily due to the fact that the likelihood of occurrence of an optional conversion or a change in control event was reduced with the approaching initial public offering. The derivative liabilities were triggered by the redemption provision of the series A preferred shares, the modification of which in June 2010 eliminated such accounting treatment going forward. Upon the completion of our IPO in November 2010, the Series A Shares were converted into ordinary shares.

Income Tax Expense. Income tax expense increased by 700.0% from US$0.6 million in 2009 to US$4.8 million in 2010. The increase was primarily attributable to an increase in taxable income. In 2009, we recorded a reversal of previously recorded US$0.8 million in uncertain tax liabilities, which reduced our effective tax rate in 2009. We did not record any such reversal in 2010 and, as a result, our effective tax rate in 2010 was higher.

Net Income. Net income increased by 219.4% from US$3.6 million in 2009 to US$11.5 million in 2010.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2009

Net Revenues. Our net revenues increased by 73.8% from US$8.4 million in 2008 to US$14.6 million in 2009. This increase was primarily due to an increase of US$5.0 million in one-time commissions and an increase of US$1.2 million in recurring service fees.

Our one-time commissions increased by 75.4% from US$6.5 million in 2008 to US$11.4 million in 2009 as a result of increases in the number of active clients and the average transaction value per client. We had 1,235 active clients in 2009, compared with 1,065 in 2008, while the average transaction value per client increased from RMB3.0 million (US$0.4 million) in 2008 to RMB4.5 million (US$0.7 million) in 2009.

Our recurring service fees increased by 63.2% from US$1.9 million in 2008 to US$3.1 million in 2009, primarily due to the additional private equity fund products we distributed in 2009. The recurring service fees for private equity fund products during a specific year are calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients and are distributed on a periodic basis. While the average fee rates of the recurring service fees we received from the private equity fund products remained at the same level in 2008 and 2009, the total value of underlying funds with respect to which we received recurring services fees increased by RMB1,594 million from 2008 to 2009, as we distributed additional private equity fund products in 2009.

Operating Costs and Expenses. Our total operating costs and expenses increased by 45.6% from US$6.8 million in 2008 to US$9.9 million in 2009, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses.

•

Cost of Revenues. Cost of revenues increased by 108.3% from US$1.2 million in 2008 to US$2.5 million in 2009, primarily due to (i) an increase of US$0.8 million in expenses related to product-specific client meetings in 2009 and (ii) an increase of US$0.5 million in the compensation paid to our relationship managers as a result of our hiring of additional relationship managers in 2009 for our expected expansion and growth.

•

Selling Expenses. Our selling expenses increased by 28.0% from US$2.5 million in 2008 to US$3.2 million in 2009, primarily due to (i) an increase of US$0.5 million in sales personnel expenses and (ii) an increase of US$0.2 million in the rental expenses of our branch offices as a result of the increased number of employees and branch offices.

•

General and Administrative Expenses. Our general and administrative expenses increased by 37.5% from US$3.2 million in 2008 to US$4.4 million in 2009. This increase was primarily due to (i) an increase of US$0.7 million in the compensation paid to our managerial and administrative personnel as we hired additional employees to support and manage our growth, (ii) an increase of US$0.2 million in rental expenses due to our head office expansion and (iii) an increase of US$0.2 million in office expense due to the increased head count.

Interest Income. Interest income increased by 27.4% from US$45.2 thousand in 2008 to US$57.6 thousand in 2009 primarily as a result of a higher balance of cash and cash equivalents.

Investment Income. Investment income increased by 770.9% from US$41.2 thousand in 2008 to US$358.8 thousand in 2009. This increase was due to the gains on the publicly traded stocks we purchased and investment income from the fixed income investments we made in 2009.

Loss on Change in Fair Value of Derivative Liabilities. Loss on change in fair value of derivative liabilities decreased by 42.9% from US$1.4 million in 2008 to US$0.8 million in 2009. The loss was due to an increase in the fair value of the derivative liabilities, which was primarily driven by the growth in our entity value. That growth was significantly higher in 2008 as compared to 2009.

Income Tax Expense. Income tax expense remained relatively flat at US$0.6 million in 2008 and 2009 as a result of the higher profits achieved by our PRC subsidiary and its subsidiaries partially offset by the reversal of US$0.8 million uncertain tax liabilities recorded in previous years.

Net Income (Loss). As a result of the above, we recorded a net income of US$3.6 million in 2009, compared to a net loss of US$0.4 million in 2008.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our series A preferred shares and net proceeds from our initial public offering. Our principal uses of cash for the years ended December 31, 2008, 2009 and 2010 were for operating activities, primarily employee compensation and rental expenses. As of December 31, 2010, we had US$133.3 million in cash and cash equivalents, consisting of cash on hand and demand deposits with an original maturity of three months or less from date of purchase. As of December 31, 2010, we had no bank borrowings. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2008	2009	2010
	US$	US$	US$
Net cash provided by operating activities	2,372,315	7,120,355	21,431,109
Net cash used in investing activities	(634,593)	(2,742,926)	(6,149,500)
Net cash provided by financing activities	—	—	105,142,505
Effect of exchange rate changes	310,974	6,918	729,809
Net increases in cash and cash equivalents	2,048,696	4,384,347	121,153,923
Cash and cash equivalents at the beginning of the period	5,682,728	7,731,424	12,115,771
Cash and cash equivalents at the end of the period	7,731,424	12,115,771	133,269,694

Operating Activities

Net cash provided by operating activities in 2010 was US$21.4 million, primarily attributable to a net income of US$11.5 million, adjusted by non-cash charges from operating activities of US$2.0 million, which primarily included share-based compensation expenses of US$2.2 million and depreciation of US$0.4 million, partially offset by a gain on change in fair value of derivative liability of US$0.4 million and investment income from held-to-maturity products of US$0.2 million. Additional major factors that affected operating cashflows in 2010 included an increase in income tax payable of US$6.2 million due to income tax accrued but not paid in 2010 and an increase in accrued payroll and welfare expenses of US$3.0 million.

Net cash provided by operating activities in 2009 was US$7.1 million, primarily attributable to a net income of US$3.6 million, adjusted by non-cash charges from share-based compensation expenses of US$0.9 million and loss on change in fair value of derivative liabilities of US$0.8 million. Additional factors impacting the operating cashflows included an increase of US$1.1 million in accrued payroll and welfare expenses in line with our increase in headcount in 2009.

Net cash provided by operating activities in 2008 was US$2.4 million, primarily as a result of US$0.4 million net loss, adjusted by non-cash charges from loss on change in fair value of derivative liabilities of US$1.4 million and share-based compensation expenses of US$0.8 million.

As we typically received one-time commissions and recurring service fees shortly after they accrued, we typically have limited account receivables, amounting to US$30,306, US$59,020 and US$1.1 million as of December 31, 2008, 2009 and 2010, respectively.

Investing Activities

Net cash used in investing activities in 2010 was US$6.1 million primarily attributable to investments in held-to-maturity securities of US$6.6 million, purchases of property and equipment of US$1.2 million and investment in affiliates of US$0.9 million, while partially offset by proceeds from sale of held-to-maturity securities of US$2.6 million.

Net cash used in investing activities in 2009 was US$2.7 million primarily attributable to fixed income investments of US$2.5 million.

Net cash used in investing activities in 2008 was US$0.6 million attributable to the purchase of property and equipment, mainly computers and leasehold improvements for new branch offices.

Financing Activities

Net cash provided by financing activities was US$105.1 million in 2010 due to the net proceeds from our initial public offering. We did not have any financing activities in 2008 or 2009.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management services industry. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third party wealth management product providers and other contractors. We have three registered trademarks in China and two registered domain names, Noahwm.com and Noahwm.com.cn.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Capital Expenditures

Our capital expenditures were US$0.6 million, US$0.2 million and US$1.2 million for the years ended December 31, 2008, 2009 and 2010, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

G.	Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

H.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
	Less than				More than 5 years
	Total	1 year	1-3 years	3-5 years
	(US$ in thousands)
Operating lease	5,284	2,290	2,994	—	—

I.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

J.	Recently Issued Accounting Standards

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation – Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. Under Topic 718, awards of equity share options granted to an employee of an entity’s foreign operation that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be considered to contain a condition that is not a market, performance, or service condition. However, U.S. generally accepted accounting principles do not specify whether a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades has a market, performance, or service condition. Diversity in practice has developed on the interpretation of whether such an award should be classified as a liability when the exercise price is not denominated in either the foreign operation’s functional currency or the currency in which the employee’s pay is denominated. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this ASU is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. We do not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	39	Co-founder, chairman and chief executive officer
Zhe Yin	37	Co-founder, director and vice president
Boquan He	51	Co-founder and director
Chia-Yue Chang	51	Director
Steve Yue Ji	39	Director
May Yihong Wu	44	Independent director
Shuang Chen	44	Independent director
Tao Thomas Wu	46	Chief financial officer
Qi Jia	36	Chief information officer
Song Ying	44	Chief operating officer
Ye Tang	42	Client service director

Ms. Jingbo Wang is our co-founder and has been our chairman of the board of directors and chief executive officer since our inception. Ms. Wang has over ten years of experience in asset and wealth management services industry. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as the head of the private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as a deputy head of ABN AMRO Xiangcai Fund Management Co., Ltd., a joint venture fund management company, from February 2002 to August 2003, and the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was the financial controller and general manager for the settlement center of Chengpu Group from September 1994 to December 1999. Ms. Wang received her master’s degree in management and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from the Global CEO Program of China Europe International Business School in 2009.

Mr. Zhe Yin is our co-founder and has been our director and vice president since our inception. Mr. Yin has extensive experience in wealth management. Prior to co-founding our company, Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to November 2003 as a wealth and product manager. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997, and graduated with an Executive MBA degree from China Europe International Business School in 2010.

Mr. Boquan He is our co-founder and has been our director since August 2007. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the chairman of the board of directors of 7 Days Group Holdings Limited, a New York Stock Exchange listed company, and the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He graduated from Guangdong Television Public University in China.

Ms. Chia-Yue Chang has been our director since August 2007. Ms. Chang has over 20 years of experience in the asset management industry with in-depth knowledge about developing business in a dynamic financial world. Ms. Chang has been the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. since October 2007. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Company. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Steve Yue Ji has been our director since August 2007. From 2005 to now, Mr. Ji has served as a managing director of Sequoia Capital China in charge of venture capital investment. Mr. Ji currently serves as a director of several non-public portfolio companies of Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji held various managerial roles at Seagate Technology China. Mr. Ji received a MBA degree from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995.

Ms. May Yihong Wu has served as our independent director and chairwoman of the audit committee since November 2010. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the Nasdaq Global Market, since April 2010. She is currently an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a company listed on the New York Stock Exchange, an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a company listed on the New York Stock Exchange. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and services sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Shuang Chen has served as our independent director since November 2010. Mr. Chen is currently the chief executive officer and an executive director of China Everbright Limited, a company listed on the Hong Kong Stock Exchange, a director and the general manager of the legal department of China Everbright Holdings Company Limited, the holding company of China Everbright Limited and a director of a number of affiliated companies of China Everbright Limited. He served as an executive director and the deputy general manager of China Everbright Limited since August 2004 before being promoted to become the chief executive officer in August 2007. He serviced as the deputy general manager of the legal department of China Everbright Holdings Company Limited since February 2001 before being promoted to become the general manager in May 2007. Mr. Chen holds a master of law degree from East China University of Political Science and Law and a diploma in legal studies from The University of Hong Kong School of Professional and Continuing Education. Mr. Chen is a qualified lawyer in the PRC.

Mr. Tao Thomas Wu has been our chief financial officer since March 2010. Prior to joining our company, from March 2007 to February 2010, Mr. Wu was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. He is currently an independent director of 7 Days Group Holdings Limited, a company listed on the New York Stock Exchange. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in May 1987.

Mr. Qi Jia has been our chief information officer since January 2010. Prior to joining our company, Mr. Jia worked as the general manager of ChalWin Information Technology, an internet product development and outsourcing company, from November 2008 to December 2009. He served as the general manager of Lanchou Finance from May 2007 to September 2008, and chief technology officer of cnfol.com from 2003 to December 2006. Prior to that, Mr. Jia worked as the manager of application system department at Shanghai Jiaotong University Angli Technology Co. Ltd. from 1997 to 2002. From 1995 to 1996, he worked for Microsoft ATEC (Shanghai). Mr. Jia received his MBA degree and his bachelor’s degree in computer science from Shanghai Jiao Tong University in 2003 and 1996, respectively.

Mr. Song Ying has been our chief operating officer since October 2010. Prior to that, he was our vice president since September 2009. Prior to joining our company, from March 2008 to September 2009, he was the director for wealth management and banking insurance business at the China division of AXA-Minmetals Assurance Co., Ltd. Prior to that, he worked as the general manager of the Shanghai branch of Skandia-BSAM life Insurance Co., Ltd from August 2005 to January 2008. Mr. Ying worked at various positions at Heng An Standard Life Insurance Co., Ltd., China Pacific Life Insurance Co., Ltd., Ping An Insurance Group Company of China, Ltd., and Zhejiang branch of Bank of China from 1990 to 2005. Mr. Ying completed his master study of international finance from Zhejiang University in 1998 and received his bachelor’s degree in electrical precision instrument from Hangzhou Dianzi University in 1990. He also received an Executive MBA degree from China Europe International Business School in 2009.

Ms. Ye Tang has been our client service director since November 2007, responsible for the establishment and management of our client service system. Prior to joining us, she served as the client service manager at Shanghai Ikang Guobin from April 2005 to November 2007. From October 2000 to April 2005, Ms. Tang worked as an event director at Shanghai Xiashang Investment Service Co., Ltd. Ms. Tang graduated from secondary school in 1988.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as a crime resulting in a criminal conviction, willful misconduct or gross negligence to our detriment, a material breach of the employment agreement or of our corporate and business policies and procedures, or providing services for other entities without our consent. We may also terminate a senior executive officer’s employment by giving one month’s notice or by paying a one-time compensation fee equal to one month’s salary in lieu of such notice under certain circumstances, such as a failure by such officer to perform agreed-upon duties or the impracticability of the performance caused by a material change of circumstances. A senior executive officer may terminate his or her employment at any time by giving one month’s notice or immediately if we delay in the payment of remuneration, fail to pay social security fees, or fail to provide the necessary working conditions for such officer.

Each senior executive officer, under the employment agreement, has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment. If an officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to collect liquidated damages from such officer equal to two months’ salary for such officer as well as to seek compensation of our actual losses.

Each officer also agrees to refrain from competing with us, directly or indirectly, for one year after his or her termination of employment.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB2.4 million (US$0.4 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plans.”

Share Incentive Plans

We have adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan. The purpose of these plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, officers, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of the date of this annual report, options and restricted shares to purchase an aggregate number of 1,210,600 ordinary shares have been granted and are outstanding. The following table summarizes, as of May 17, 2011, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/share)	Date of Grant	Date of Expiration
Tao Thomas Wu	*	19.00	October 18, 2010	October 18, 2020
Qi Jia	*	5.58	March 11, 2010	March 11, 2020
Song Ying	*	5.58	March 11, 2010	March 11, 2020
Song Ying	*	7.38	July 20, 2010	July 20, 2020
Ye Tang	*	1.12	August 19, 2008	August 19, 2018
Other Individuals as a Group	130,000	1.12	March 2, 2009	March 2, 2019
Other Individuals as a Group	392,500	5.58	March 11, 2010	March 11, 2020
Other Individuals as a Group	124,500	7.38	July 20, 2010	July 20, 2020
Other Individuals as a Group	7,000	7.38	October 11, 2010	October 11, 2020
Other Individuals as a Group	205,500	19.00	October 18, 2010	October 18, 2020

Notes:

*	Less than 1% of our total outstanding share capital and together holding stock options exercisable for an aggregate of 180,000 ordinary shares.

The following table summarizes, as of May 17, 2011, the outstanding restricted shares issued to an executive officer under the 2008 plan.

Name	Ordinary Shares Underlying Options Awarded	Date of Issuance
Tao Thomas Wu	*	October 18, 2010

Notes:

*	Less than 1% of our total outstanding share capital.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2008 plan.

•

Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable in the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

Plan Administration. The plan administrator is our board of directors, or a committee designated by our board of directors. The plan administrator will determine the provisions and terms and conditions of each grant.

Offer Letter. Options or restricted shares granted under the plan are evidenced by an offer letter that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the offer letter.

Eligibility. We may grant awards to our directors, officers, employees, consultants and advisers or those of any related entities.

Term of the Awards. The term of each grant of option or restricted shares shall be determined by the plan administrator.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the offer letter.

Transfer Restrictions. Awards for options may not be transferred to any third party in any manner by the award holders and may be exercised only by such holders.

Termination. Unless terminated earlier, the 2008 plan will terminate automatically on December 31, 2018. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted will be 2,315,000 shares. We granted options to purchase a total of 18,000 ordinary shares to our independent director appointees pursuant to the 2010 plan upon the effectiveness of our registration statement for our initial public offering in November 2010. As of the date of this annual report, options and restricted shares to purchase an aggregate of 18,000 ordinary shares have been granted and are outstanding.

As of May 17, 2011, we had granted options to purchase a total of 18,000 ordinary shares to our independent directors under the 2010 plan. These options have a two-year vesting schedule with 25% of the options vesting upon the effectiveness of the registration statement, 25% vesting on the first anniversary of the effectiveness date and the remaining 50% vesting on the second anniversary of the effectiveness date.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2010 plan.

•

Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

Plan Administration. The plan administrator is our board of directors or a committee designated by our board of directors. The plan administrator will determine the provisions and terms and conditions of each grant.

Award Agreement. Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.

Term of the Awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of the Plan. Unless terminated earlier, the 2010 plan will terminate automatically in 2020. In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment and the restricted shares and restricted share units that are at that time subject to restrictions will be forfeited to or repurchased by us. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors in November 2010. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. May Yihong Wu, Mr. Shuang Chen, and Mr. Steve Yue Ji, and is chaired by Ms. May Yihong Wu. Ms. May Yihong Wu and Mr. Shuang Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Ms. Jingbo Wang, Ms. May Yihong Wu and Mr. Shuang Chen, and is chaired by Ms. Jingbo Wang. Ms. May Yihong Wu and Mr. Shuang Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our most senior executives and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. Jingbo Wang, Ms. May Yihong Wu and Mr. Shuang Chen, and is chaired by Ms. Jingbo Wang. Ms. May Yihong Wu and Mr. Shuang Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

D.	Employees

We had 294, 359 and 673 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees by function as of December 31, 2010:

Functional Area	Number of Employees	% of Total
Relationship managers	341	50.7
Corporate management and administrative personnel	88	13.1
Product development	27	4.0
Sales and marketing	217	32.2

Total	673	100.0

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2011, we had 27,867,500 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,880,000	24.7
Zhe Yin(3)	1,660,000	6.0
Boquan He(4)	2,300,000	8.3
Chia-Yue Chang(5)	2,200,000	7.9
Steve Yue Ji(6)	5,900,000	21.2
Tao Thomas Wu	*	*
Qi Jia	*	*
Song Ying	*	*
Ye Tang	*	*
All Directors and Officers as a Group	19,169,583	68.8

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,880,000	24.7
Funds affiliated with Sequoia Capital China(8)	5,900,000	21.2
Quan Investment Co., Ltd.(9)	2,300,000	8.3
Jia Investment Co., Ltd.(10)	2,200,000	7.9
Yin Investment Co., Ltd.(11)	1,660,000	6.0

Notes:

*	Less than 1%.
(1)	Except for Messrs Boquan He and Steve Yue Ji and Ms. Chia-Yue Chang, the business address of our directors and executive officers is c/o 6th Floor, Times Finance Center, No. 68 Middle Yincheng Road, Pudong, Shanghai 200120, People’s Republic of China.
(2)	Represents 6,880,000 ordinary shares held by Jing Investors Co., Ltd. Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The number of ordinary shares beneficially owned by Ms. Jingbo Wang and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 14, 2011.
(3)	Represents 1,660,000 ordinary shares held by Yin Investment Co., Ltd. Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The number of ordinary shares beneficially owned by Mr. Zhe Yin and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 11, 2011.
(4)	Represents 2,300,000 ordinary shares held by Quan Investment Co., Ltd. Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China. The number of ordinary shares beneficially owned by Mr. Boquan He and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 11, 2011.
(5)	Represents 2,200,000 ordinary shares held by Jia Investment Co., Ltd. Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The residence address of Ms. Chang is W37, No.1, Long Dong Building, Pudong, Shanghai 201203, People’s Republic of China. The number of ordinary shares beneficially owned by Ms. Chia-Yue Chang and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 14, 2011.
(6)	Represents 4,646,840 ordinary shares held by Sequoia Capital China I, L.P., 533,950 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 719,210 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. Mr. Ji is a managing director of Sequoia Capital China, an affiliate of the three Sequoia China funds. Mr. Ji disclaims beneficial ownership with respect to the shares held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address for Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.

(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands. The number of ordinary shares beneficially owned by Jing Investors Co., Ltd. and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 14, 2011.
(8)	Represents 4,646,840 ordinary shares held by Sequoia Capital China I, L.P., 533,950 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 719,210 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Neil Nan Peng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares in our company held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. and Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The number of ordinary shares beneficially owned by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I., L.P. and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 10, 2011.
(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands. The number of ordinary shares beneficially owned by Quan Investment Co., Ltd. and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 11, 2011.
(10)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands. The number of ordinary shares beneficially owned by Jia Investment Co., Ltd. and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 14, 2011.
(11)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands. The number of ordinary shares beneficially owned by Yin Investment Co., Ltd. and the information provided in this footnote is as of December 31, 2010 and is based on a Schedule 13G filed with the SEC on February 11, 2011.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2011, 4,200,000 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

As to our contractual arrangements with Noah Investment and its shareholders, please see “Item 4. “Information on the Company—Organizational Structure” for a description of these contractual arrangements.

Loan Agreements

In October 2007, each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao. The principal amounts of the loans to these shareholders were RMB27.0 million (US$4.0 million) in aggregate. The loans were solely for their respective investment in the equity interests in Noah Investment. These loans were subsequently restructured in June 2009 through loans funded by Noah Rongyao and then granted to such shareholders by an intermediary bank. Back-to-back arrangements were entered into between the bank and Noah Rongyao such that all the bank’s risks associated with the loans were borne by Noah Rongyao. Each of these bank loans has the same principal amount as the initial loans provided by Noah Rongyao, having a term of three years and bearing no interest.

Transactions with Shareholders and Affiliates

In March 2008, we entered into a financial advisory service agreement with Sequoia Capital Management (Tianjin) Co., Ltd, a company affiliated with Sequoia Capital China. Under the agreement and its amendment in November 2008, we provide services for the formation and management of a fund sponsored by an affiliate of Sequoia Capital China Advisors (Hong Kong) Limited. We charged 1.0% of the total fund subscription amount as one-time commission and 50.0% of the management fees charged by the affiliate of Sequoia Capital China as our recurring service fee. In 2010, we entered into another financial advisory service agreement with Sequoia Capital Management (Tianjin) Co., Ltd. Under the agreement, we provide services for the formation and management of funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and to 50.0% of the management fees charged by Sequoia Capital Management (Tianjin) Co., Ltd as our recurring service fee. In 2008, we recorded US$0.5 million as fund initial capital raising commission and US$0.5 million management fee. In 2009, we recorded US$1.1 million management fee. In 2010, we recorded US$4.5 million as fund initial capital raising commission and US$2.1 million management fee. The transaction was conducted in the ordinary course of business.

In May 2010, we started a RMB501.1 million (US$73.9 million) fund of private equity funds in an effort to develop our proprietary wealth management products. An equity fund in the form of a limited liability partnership, Tianjin Gefeixin Equity Investment Partnership (limited partnership), or Tianjin Gefeixin, was established in the PRC and our subsidiary Tianjin Gefei was appointed as the fund’s general partner. Pursuant to the partnership agreement, Tianjin Gefei agreed to purchase a RMB5.0 million (US$0.7 million) equity interest in Tianjin Gefeixin, representing 1.0% of Tianjin Gefeixin’s total equity interests. So far, Tianjin Gefei has paid up half of its capital commitments. In November 2010, Tianjin Gefeitaimei Equity Investment Partnership (limited partnership), or Tianjin Gefeitaimei, was established in the PRC in the form of a limited liability partnership with registered capital of RMB42.0 million (US$6.2 million). Our subsidiary Tianjin Gefei paid RMB2.0 million (US$0.3 million) in exchange for a 4.8% equity interest as the fund’s general partner pursuant to a partnership agreement. In December 2010, two equity funds in the form of limited liability partnerships, Tianjin Gefeijiye Equity Investment Partnership (limited partnership) or Tianjin Gefeijiye, and Tianjin Gefeijianye Equity Investment Partnership (limited partnership), or Tianjin Gefeijianye, were established in the PRC with registered capital of RMB519.2 million (US$76.7 million) and RMB115.2 million (US$17.0 million), respectively. Our subsidiary Tianjin Gefei is the funds’ general partner. Pursuant to the partnership agreements, Tianjin Gefei agreed to purchase RMB5.2 million (US$0.8 million) and RMB1.2 million (US$0.2 million) equity interests in Tianjin Gefeijiye and Tianjin Gefeijianye, respectively, representing 1.0% of Tianjin Gefeijiye and Tianjin Gefeijianye’s total equity interests.

As of December 31, 2010, the size of our funds of private equity funds was RMB1.2 billion (US$173.9 million) and our subsidiary Tianjin Gefei agreed to purchase a RMB13.5 million (US$2.0 million) equity interest in the equity funds as the funds’ general partner. In 2010, we recorded an aggregate of US$2.0 million of one-time commissions and recurring service fees for raising and managing these funds.

In October 2010, we issued 150,000 ordinary shares with restrictions on voting and dividend rights to an executive officer for US$0.8 million pursuant to our 2008 share incentive plan.

Registration Rights

In connection with the issuance of our series A preferred shares, we and all our shareholders entered into a shareholders agreement in September 2007, which was amended and restated in June 2010. Under the amended and restated shareholders agreement and our third amended and restated memorandum and articles of association, our series A preferred shareholders were entitled to registration rights and certain preferential rights, including non-cumulative dividend rights, liquidation preference, veto rights on certain corporate matters, right of participation, right of first refusal and co-sale right in the event that our ordinary shareholders transfer any ordinary shares, and drag-along right. Except for the registration rights, all preferred shareholders’ rights automatically terminated upon the completion of our initial public offering in November 2010.

The registration rights granted to our former series A preferred shareholders continue in effect, notwithstanding the automatic conversion of each series A preferred share to two ordinary shares in connection with our initial public offering. Set forth below is a description of the registration rights granted under the amended and restated shareholders agreement.

Demand Registration Rights. At any time after the earlier of June 30, 2007 or one year following the completion of our initial public offering, upon a written request from holders of at least 50% of the registrable securities that we file a registration statement covering the registration of no less than 20% of such holder’s registrable securities (or a lesser percentage is the anticipated gross proceeds from the offering shall exceed US$5.0 million), we shall give written notice of such request to all holders of registrable securities and effect a registration covering all registrable securities requested to be included in such registration. Registrable securities include ordinary shares (i) issued or issuable upon conversion of any series A preferred shares, (ii) issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, any series A preferred shares, and (iii) otherwise owned or acquired by a holder of series A preferred shares.

However, we are not obligated to proceed with a demand registration if we have already effected two demand registrations or we have, within the six months period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights or Form F-3 registration rights or in which the holders had an opportunity to participate pursuant to the exercise of their piggyback registration rights. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to the registration statement relating to the exercise of the demand registration rights or the Form F-3 registration rights, any employee benefit plan or a corporate reorganization, or an offer and sale of debt securities, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from holders of at least 50% of the registrable securities, we shall give written notice of such request to all holders of registrable securities and file a registration statement on Form F-3 covering the offer and sale of the registrable securities requested to be included in such registration.

We are not obligated to effect a Form F-3 registration, among other things, if (i) we have already effected two registrations on Form F-3 in any 12-month period, (ii) we have already effected a registration under the Securities Act within the six months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (iii) the dollar amount of securities to be sold is of an aggregate price to the public of less than US$0.5 million. We have the right to defer filing of a registration statement for up to 60 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is seven years after the completion of our initial public offering, or (b) the date on which holders of registrable securities hold less than 1% of our total outstanding share capital on a fully diluted basis.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We did not pay cash dividends in 2008, 2009 or 2010, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—American Depository Shares.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 10, 2010 under the symbol “NOAH”. Two ADSs represent one of our ordinary shares.

In 2010, the trading price of our ADSs on the New York Stock Exchange ranged from $14.05 to $20.68 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price ($)
	High	Low
2010	20.68	14.05
Fourth quarter	20.68	14.05
November	20.68	14.05
December	20.58	16.46

2011
First quarter	20.00	12.67
January	20.00	15.56
February	16.99	12.67
March	16.05	12.77
April	18.45	14.66
May (through May 13)	17.95	15.57

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, two of which represent one of our ordinary shares, have been traded on the New York Stock Exchange since November 10, 2010. Our ADSs trade under the symbol “NOAH.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2010 Revision), insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Board practices—Board of Directors.”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our fourth amended and restated memorandum and articles of association. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. A shareholder may (i) cast less than one whole vote in respect of any share held, or (ii) split its vote in respect of any share so that part of such vote is cast in favor of a proposed resolution, whilst the remaining part of such vote is cast against the resolution. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non- natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors. Advance notice of at least seven days is required for the convening of shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any authorized but unissued shares.

Transfer of Shares. Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; and (b) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of the ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis, or otherwise as determined by the liquidator with the sanction of an special resolution of the shareholders.

Redemption of Shares. We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by our board of directors.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—Documents on Display.”

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to call general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of members holding not less than an aggregate of one-third of all voting share capital of our company present in person or by proxy.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty and there are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. Although it is unlikely that we will be subject to material taxes, there is no assurance that the Cayman Islands government will not impose taxes in the future, which could be material to us. In addition, there may be tax consequences if we are, for example, involved in any transfer or conveyance of immovable property in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us and there are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax.

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The PRC Enterprise Income Tax Law implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Since our activities outside the PRC have been immaterial and as a result our worldwide income is essentially equal to our revenues derived from China, if we were deemed as a PRC resident enterprise and as a result were taxed at the rate of 25% on our worldwide income, it would not have a material impact on us. Therefore we have not evaluated whether we are a PRC resident enterprise. In addition, given the uncertainties described below, we currently cannot reach a definitive conclusion as to whether we are a PRC resident enterprise.

The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Zhong Lun Law Firm advises us that although our company is not controlled by any PRC company or company group, we may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law. Zhong Lun Law Firm further advises us that if we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.

In addition, the PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. Zhong Lun Law Firm advises us that if we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law. If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely impacted due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.

Material United States Federal Income Tax Considerations

The following is a summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (described below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”).

This summary is based upon the provisions of the Code and regulations, rulings, and decisions thereunder as of the date hereof, and such authorities may be replaced, revoked, or modified, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not discuss any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by such ADSs. U.S. Holders should be aware, however, that the U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

PFIC Considerations

A non-United States corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rent annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Noah Investment as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate the results of Noah Investment’s operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Noah Investment for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2011 and any subsequent taxable years.

Accordingly, assuming that we are the owner of Noah Investment for United States federal income tax purposes, we believe that we primarily operate an independent wealth management product distribution business in China and do not expect to be a PFIC for the current taxable year. Our expectation is based on the value of our ADSs and outstanding ordinary shares during the year and on our use of the cash that we held and generated in the ordinary course of our business throughout the taxable year ending 2011. Despite our expectation, there can be no assurance that we will not be a PFIC for 2011 or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC for 2011 or any subsequent taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not, or will not, become classified as a PFIC. Because of uncertainties in the application of the relevant rules (as described above), it is possible that the U.S. Internal Revenue Service may successfully challenge our classification of certain income items and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for 2011 or any subsequent taxable years. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or ordinary shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates applicable to ordinary income provided that certain holding period requirements are met. We will be treated as a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. In 2010, our ADSs were approved for listing on the New York Stock Exchange. We believe that our ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on our ADSs. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, or EIT law, we believe that we would be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that we would be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. (See “—People’s Republic of China Taxation” above.) Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

PFIC Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•

amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•

amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are, as expected, listed on the New York Stock Exchange and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the U.S. Internal Revenue Service certain information with respect to his or her beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the U.S. Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our ADSs or ordinary shares.

In addition, dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service in a timely manner and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning with our annual report on form 20-F for the year ending December 31, 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.noahwm.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, we earn substantially all of our revenues and incur substantially all of our expenses in Renminbi, and substantially all of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2010, we had an RMB or HKD denominated cash balance of US$97.3 million and a U.S. dollar denominated cash balance of US$36.0 million. Assuming we had converted the U.S. dollar denominated cash balance of US$36.0 million as of December 31, 2010 into RMB at the exchange rate of US$1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been RMB237.6 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADSs	US$1.50 per certificate presented for transfer

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges that ADS holders may be required to pay may vary over time and may be changed by us and by the depositary.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of ordinary shares and may sell for the account of a holder any or all of the ordinary shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Pursuant to the agreement with the depositary, a reimbursement of US$1.2 million, net of tax, was paid by the depositary in the first quarter of 2011 for our expenses incurred in connection with the establishment and maintenance of the ADS program, which amount was recorded as other current assets in the consolidated balance sheet as of December 31, 2010.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of security holders, which remain unchanged since our initial public offering.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number 333-170055) for our initial public offering of 9,660,000 ADSs, representing 4,830,000 ordinary shares, which registration statement was declared effective by the SEC on November 9, 2010. We issued and sold all registered ADSs at an initial offering price of US$12.00 per ADS.

For the period from the effective date to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$10.8 million, which included $8.1 million in underwriting discounts and commissions and US$2.7 million for other expenses. We received net proceeds of approximately US$105.1 million from our initial public offering.

For the period from the effective date to December 31, 2010, we did not use the net proceeds from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

We are subject to the reporting obligations under U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering in November 2010, we were a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of preparing our consolidated financial statements, a certain material weakness, as defined in Auditing Standard No. 5 of the U.S. Public Company Accounting Oversight Board, or Auditing Standard No. 5, was identified in our internal control over financial reporting as of December 31, 2009. As defined in Auditing Standard No. 5, a “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness identified is a lack of sufficient financing and accounting resources and expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting control deficiencies prior to our initial public offering. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

To remedy the weakness identified, we have hired a new financial controller and a new accounting manager who have extensive accounting experience with U.S. GAAP. We have also hired several additional accounting personnel with knowledge of U.S. GAAP and we plan to continue to hire accounting personnel with knowledge of U.S. GAAP to improve the quality of our accounting team. In addition, we have organized and plan to continue to organize our accounting personnel to participate in training and seminars provided by third-party specialists on U.S. GAAP and SEC reporting requirement updates. We will continue to implement measures to support our internal control over financial reporting. We believe that the implementation of these measures have addressed the material weakness in our internal control over financial reporting and therefore conclude that the material weakness has been fully remediated as of December 31, 2010.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the three members of our audit committee is an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-170055).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	(US$)
Audit fees(1)	439,129	500,000
Audit-related fees(2)	—	—
Tax consulting fees(3)	—	—

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services.
(3)	“Tax consulting fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Audit Committee is composed of three directors, all of whom meet the independence requirements under Rule 10A-3 of the Exchange Act with the exception of Mr. Steve Yue Ji, who is exempt from such requirements pursuant to Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act as the majority of the members of the Audit Committee are independent and the Audit Committee will consist solely of independent directors within one year of our initial public offering in November 2010. The Company’s reliance on such exemption does not materially adversely affect the ability of our audit committee to act independently.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No shares were repurchased by us during 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the New York Stock Exchange.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Noah Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.3	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	English translation of the Exclusive Option Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document
4.6	English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Jingbo Wang, dated June 25, 2009 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.10	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Zhe Yin, dated June 25, 2009 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.11	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Boquan He, dated June 25, 2009 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.12	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Yan Wei, dated June 25, 2009 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.13	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Qianghua Yan, dated June 25, 2009 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.14	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Xinjun Zhang, dated June 25, 2009 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

8.1*	Subsidiaries of Registrant

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED
By:	/s/ Jingbo Wang
Name: Jingbo Wang
Title: Chairman and Chief Executive Officer

Date: May 17, 2011

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2008, 2009 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China

May 17, 2011

Noah Holdings Limited

Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of December 31,
	2009	2010
	$	$
Assets
Current assets:
Cash and cash equivalents	12,115,771	133,269,694
Restricted cash	—	75,758
Short-term investments	1,170,268	2,272,727
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2009 and 2010, respectively	59,020	1,098,327
Amounts due from related parties	—	1,017,434
Deferred tax assets	60,746	1,262,092
Other current assets	605,444	2,178,369

Total current assets	14,011,249	141,174,401
Long-term investments	1,464,515	4,445,455
Investment in affiliates	—	859,982
Property and equipment, net	495,286	1,406,247
Other non-current assets	284,438	480,564
Non-current deferred tax assets	—	319,197

Total Assets	16,255,488	148,685,846

Liabilities, Mezzanine Equity and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Limited of 253,918 and 418,441 as of December 31, 2009 and 2010, respectively)	1,607,983	4,621,787
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Limited of 119,057 and 593,696 as of December 31, 2009 and 2010, respectively)	116,371	6,277,598
Derivative liabilities	2,507,500	—
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Limited of 332,456 and 4,992,527 as of December 31, 2009 and 2010, respectively)	956,075	3,832,241

Total current liabilities	5,187,929	14,731,626
Uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Limited of 1,223,250 and 1,364,122 as of December 31, 2009 and 2010, respectively)	1,223,250	1,364,122
Other non-current liabilities	—	961,277

Total Liabilities	6,411,179	17,057,025

Commitments and Contingencies (Note 15)

Mezzanine Equity
Series A convertible redeemable preferred shares($0.001 par value):2,950,000 shares authorized, 2,950,000 and nil shares issued and outstanding as of December 31, 2009 and 2010, respectively	4,369,842	—
Equity:
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 12,375,000 and 27,830,000 shares issued and outstanding, as of December 31, 2009 and 2010, respectively	6,188	13,915
Additional paid-in capital	2,087,219	116,067,666
Subscription receivables	(6,188)	—
Retained earnings (accumulated deficit)	2,995,517	14,417,538
Accumulated other comprehensive income	391,731	1,129,702

Total Equity	5,474,467	131,628,821

Total Liabilities, Mezzanine Equity and Equity	16,255,488	148,685,846

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(In U.S. dollars except for share data)

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Revenues:
Third-party revenues	7,825,544	14,257,047	30,996,179
Related party revenues	1,044,947	1,145,535	9,068,669

Total revenues	8,870,491	15,402,582	40,064,848
Less: business taxes and related surcharges	(492,715)	(838,350)	(2,201,289)

Net revenues	8,377,776	14,564,232	37,863,559

Operating cost and expenses:
Cost of revenues	(1,229,223)	(2,508,861)	(6,570,752)
Selling expenses	(2,485,589)	(3,168,051)	(8,488,457)
General and administrative expenses	(3,202,670)	(4,435,557)	(7,292,577)
Other operating income	121,665	230,547	172,737

Total operating cost and expenses	(6,795,817)	(9,881,922)	(22,179,049)

Income from operations	1,581,959	4,682,310	15,684,510

Other income(expenses):
Interest income	45,157	57,622	179,069
Other expense	(71,379)	(15,088)	(153,060)
Investment income	41,192	358,824	281,076
Gain (Loss) on change in fair value of derivative liabilities	(1,357,000)	(796,500)	354,000

Total other income (expenses)	(1,342,030)	(395,142)	661,085

Income before taxes and loss from equity in affiliates	239,929	4,287,168	16,345,595
Income tax expense	(642,007)	(638,755)	(4,790,089)
Loss from equity in affiliates, net of taxes	—	—	(25,137)

Net income (loss) attributable to Noah shareholders	(402,078)	3,648,413	11,530,369
Deemed dividend on Series A convertible redeemable preferred shares	(198,179)	(208,088)	(108,348)

Net income (loss) attributable to ordinary shareholders	(600,257)	3,440,325	11,422,021

Net income (loss) per share:
Basic	(0.08)	0.20	0.53
Diluted	(0.08)	0.13	0.46
Weighted average number of shares used in computation:
Basic	7,285,451	11,121,164	16,665,918
Diluted	7,285,451	16,835,379	19,030,112

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

(In U.S. dollars except for share data)

	Ordinary shares		Additional Paid-in Capital	Subscription Receivables	Retained earning (Accumulated Deficit)	Accumulated other comprehensive income	Total Equity	Total Comprehensive Income (Loss)
	Shares	$	$	$	$	$	$	$
Balance at January 1, 2008	6,300,000	3,150	378,141	(3,150)	155,449	18,950	552,540
Net loss					(402,078)		(402,078)	(402,078)
Deemed dividend on Series A convertible redeemable preferred shares					(198,179)		(198,179)
Share-based compensation			792,466				792,466
Vesting of restricted shares	3,375,000	1,688		(1,688)
Foreign currency translation adjustments						363,499	363,499	363,499

Balance at December 31, 2008	9,675,000	4,838	1,170,607	(4,838)	(444,808)	382,449	1,108,248	(38,579)

Net income					3,648,413		3,648,413	3,648,413
Deemed dividend on Series A convertible redeemable preferred shares					(208,088)		(208,088)
Share-based compensation			916,612				916,612
Vesting of restricted shares	2,700,000	1,350		(1,350)
Foreign currency translation adjustments						9,282	9,282	9,282

Balance at December 31, 2009	12,375,000	6,188	2,087,219	(6,188)	2,995,517	391,731	5,474,467	3,657,695

Net income					11,530,369		11,530,369	11,530,369
Deemed dividend on Series A convertible redeemable preferred shares					(108,348)		(108,348)
Share-based compensation			2,220,167				2,220,167
Vesting of restricted shares	4,725,000	2,362		(2,362)			—
Modification of Series A convertible redeemable preferred shares			2,153,500				2,153,500
Waiver of subscription receivables			(8,550)	8,550			—
Issuance of ordinary shares upon conversion of Series A convertible redeemable preferred shares	5,900,000	2,950	4,475,240				4,478,190
Issuance of ordinary shares, net of issuance cost of $10,777,495	4,830,000	2,415	105,140,090				105,142,505
Foreign currency translation adjustments						737,971	737,971	737,971

Balance at December 31, 2010	27,830,000	13,915	116,067,666	—	14,417,538	1,129,702	131,628,821	12,268,340

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Cash flows from operating activities:
Net income(loss) attributable to Noah shareholders	(402,078)	3,648,413	11,530,369
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:
Depreciation	226,099	306,097	390,327
Share-based compensation	792,466	916,612	2,220,167
Loss from equity in affiliates	—	—	25,137
Held-to-maturity investment income	—	(120,766)	(196,826)
Gain on change in fair value of trading securities	(41,192)	(238,058)	(55,875)
Loss (gain) on change in fair value of derivative liabilities	1,357,000	796,500	(354,000)
Others	53,715	1,333	—
Changes in operating assets and liabilities:
Accounts receivable	(25,183)	(28,714)	(1,037,266)
Amounts due from related parties	—	—	(1,017,434)
Other current assets	(223,549)	17,938	(1,496,116)
Other non-current assets	(124,614)	(159,824)	(97,756)
Accrued payroll and welfare expenses	407,026	1,067,630	2,958,207
Income taxes payable	22,110	58,441	6,157,203
Other current liabilities	(113,683)	523,934	2,689,400
Other non-current liabilities	—	—	957,775
Uncertain tax position liabilities	269,539	173,288	98,577
Deferred tax assets and liabilities	(24,270)	7,898	(1,486,148)
Purchases of trading securities	(8,118,466)	(35,048,103)	(15,875,634)
Proceeds from sale of trading securities	8,317,395	35,197,736	16,021,002

Net cash provided by operating activities	2,372,315	7,120,355	21,431,109

Cash flows from investing activities:
Purchases of property and equipment	(634,593)	(197,599)	(1,159,247)
Internally developed intangible assets	—	—	(88,535)
Proceeds from sale of held-to-maturity securities	—	—	2,616,464
Purchase of held-to-maturity securities	—	(2,545,327)	(6,557,305)
Increase in restricted cash	—	—	(75,758)
Investment in affiliates	—	—	(885,119)

Net cash used in investing activities	(634,593)	(2,742,926)	(6,149,500)

Cash flows from financing activities:
Gross proceeds from issuance of ordinary shares in the initial public offering	—	—	115,920,000
Issuance costs in the initial public offering	—	—	(10,777,495)

Net cash provided by financing activities	—	—	105,142,505

Effect of exchange rate changes	310,974	6,918	729,809

Net increases in cash and cash equivalents	2,048,696	4,384,347	121,153,923
Cash and cash equivalents - beginning of the year	5,682,728	7,731,424	12,115,771

Cash and cash equivalents - end of the year	7,731,424	12,115,771	133,269,694

Supplemental disclosure of cash flow information:
Cash paid for income taxes	432,740	400,248	242,146

Supplemental disclosure of non-cash investing and financing activities:
Reclassification of derivative liabilities to additional paid-in capital upon modification of Series A convertible redeemable preferred shares	—	—	2,153,500
Issuance of ordinary shares upon conversion of Series A convertible redeemable preferred shares	—	—	4,478,190
Purchase of property and equipment in accounts payable	—	—	124,916

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2009 and 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entity (“VIE”) (collectively, the “Group”), is a value-added independent wealth management consulting service provider focusing on the high net worth population in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”).

On January 5, 2008, the Company affected a 1 to 2 ordinary share split, which has been retroactively reflected for all periods presented.

The Company’s subsidiaries as of December 31, 2010 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd	August 24, 2007	PRC	100%
Shanghai Noah Yuanzheng Investment Consulting Co., Ltd	April 18, 2008	PRC	100%
Tianjin Noah Wealth Management Consulting Co., Ltd	December 26, 2008	PRC	100%
Tianjin Gefei Asset Management Co., Ltd	March 18, 2010	PRC	100%

Noah Investment’s subsidiaries as of December 31, 2010 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Consulting Co., Ltd	September 29, 2007	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd	September 24, 2008	PRC	100%

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIE. All inter-company transactions and balances have been eliminated upon consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

As foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, the Company’s PRC subsidiary, Shanghai Noah Rongyao Investment Consulting Co., Ltd. (“Noah Rongyao”), and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business in China. Therefore, the Founders decided to conduct the insurance brokerage business in China through Noah Investment and its subsidiaries which are PRC domestic companies beneficially owned by the Founders.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Rongyao, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include: (i) a Power of Attorney under which each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of the Company, (ii) an Exclusive Option Agreement under which the shareholders granted Noah Investment or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law, (iii) an Exclusive Support Service Agreement under which Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging the financial support necessary to conduct Noah Investment’s operational activities, (iv) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the agreement, and (v) a Free-Interest Loan Agreement under which each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao for their respective investment in the equity interests in Noah Investment. The total amount of interest-free loans extended to the Founders is RMB27 million (approximately $3.6 million) which has been injected into Noah Investment. The Founders of Noah Investment effectively acted as a conduit to fund the required capital contributions from the Company into Noah Rongyao, are non-substantive shareholders and received no consideration for entering into such transactions. Under the above agreements, the shareholders of Noah Investment irrevocably granted Noah Rongyao the power to exercise all voting rights to which they were entitled. In addition, Noah Rongyao has the option to acquire all of the equity interests in Noah Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Noah Rongyao is entitled to receive service fees for certain services to be provided to Noah Investment.

Through the contractual arrangements described above, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effectively agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement or loans payable/receivable under the Loan Agreement).

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements as of December 31, 2009, and 2010, respectively:

	As of December 31,
	2009	2010
	$	$
Cash and cash equivalents	9,756,492	15,122,894
Restricted cash	—	75,758
Short-term investments	688,528	2,272,727
Accounts receivable, net of allowance for doubtful accounts	59,020	124,037
Other current assets	963,190	2,178,613
Deferred tax assets	—	120,113
Long-term investments	1,025,160	—
Property and equipment, net	252,951	269,035
Other non-current assets	295,153	124,666

Total assets	13,040,494	20,287,843

Accrued payroll and welfare expenses	253,918	418,441
Income tax payable	119,057	593,696
Other current liabilities	332,456	4,992,527
Uncertain tax position liabilities	1,223,250	1,364,122

Total liabilities	1,928,681	7,368,786

	As of December 31,
	2008	2009	2010
	$	$	$
Net revenues	5,370,131	8,913,558	4,158,482
Operating cost and expenses	(4,383,471)	(4,093,840)	(2,532,972)
Other income	193,256	440,156	269,440
Net income attributable to Noah Shareholders	855,516	4,823,402	1,387,515
Cash flows from operating activities	1,040,937	4,429,511	5,829,563
Cash flows used in investing activities	(285,125)	(1,607,739)	(836,028)
Cash flows from financing activities	—	—	—

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the liability for uncertain tax positions, fair value measurement of derivative liabilities and financial instruments, assumptions related to the valuation of share-based compensation, including the estimated fair value of the Company and its ordinary shares and related forfeiture rates.

(d) Concentration of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and investments. All of the Group’s cash and cash equivalents and investments are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Substantially all revenues were generated within China.

The following table summarizes third-party product providers or underlying corporate borrowers which accounted for 10% or more of total revenues.

	Revenues
	Years Ended December 31,
	2008	2009	2010
	$	$	$
A	955,635	1,749,521	*
B	1,044,947	*	6,485,735
C	1,199,207	*	*

*	Less than 10% in the stated periods.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported.

In 2010, the Group, through its wholly owned subsidiary Tianjin Gefei Asset Management Co., Ltd. invested in four newly established private equity funds (Tianjin Gefeixin Equity Investment Partnership, Tianjin Gefeitaimei Equity Investment Partnership, Tianjin Geifeijiye Equity Investment Partnership, and Tianjin Gefeixinye Equity Investment Partnership) by holding 1% to 5% equity interests as a limited partner in those funds. The Group also serves as the general partner of those funds. Given the significant influence exercisable in the capacity of general partner, investment in these funds is accounted for by equity method of accounting. The Group recorded an investment in affiliates of $859,982 as of December 31, 2010 and loss from equity in affiliates of $25,137 for the year then ended.

(f) Internal-use Software

Certain direct development costs associated with internal use software are capitalized and mainly include payroll costs for employees devoting time to the software projects principally related to software coding, system interface design and installation and software testing. The capitalized costs are amortized using the straight-line method over an estimated life of two to four years, from the date when the asset is substantially ready for use. Costs related to preliminary project activities and post implementation activities are expensed as incurred.

(g) Fair Value of Financial Instruments

The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group believes the fair value of its financial instruments, principally cash and cash equivalents, restricted cash, accounts receivable and short-term investments approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates. The fair value of the Group’s long-term investments was $1,564,878 and $4,738,051 as of December 31, 2009 and 2010, respectively. The fair value was estimated using discounted cash flow technique based on market yield for investments with similar terms on the valuation dates.

(h) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(i) Restricted Cash

The Group’s restricted cash primarily represents cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in China. Such cash cannot be withdrawn without the written approval of China Insurance Regulatory Commission.

(j) Investments

The Group invests in marketable equity securities and trust fund securities. Marketable equity securities that are bought and held principally for the purpose of selling them in the near term, are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings.

Trust fund securities have a stated maturity and pay a fixed return on the amount invested. Such investments are either not permitted to be redeemed early or are subject to penalty for redemption prior to maturity. The Group classifies these investments as held-to-maturity as it has both the positive intent and ability to hold them until maturity. Trust fund security investments are recorded at amortized cost and are classified as long-term until their contractual maturity date is less than one year, at which time they are classified as short-term.

The Group reviews its investments for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether other-than-temporary impairment has occurred.

The Group recognize other-than-temporary impairment in earnings if it has the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. To date, the Group has not recorded an other-than-temporary impairment.

(k) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Furniture, fixtures, and equipment	3 – 5 years
Leasehold improvements	Shorter of the lease term or expected useful life
Motor Vehicles	5 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(l) Revenue Recognition

The Group derives revenue primarily from one-time commissions and recurring service fees paid by third-party product providers or underlying corporate borrowers.

The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Prior to a client’s purchase of a wealth management product, the Group provides the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client. Revenues are recorded, net of sales related taxes and surcharges.

One-time Commissions

The Group enters into one-time commission agreements with third-party product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, the Group earns a one-time commission from third-party product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by its clients. The Group defines the “establishment of a wealth management product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the Group’s client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Revenue is recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require a portion of the payment be deferred until the end of the wealth management products’ life or other specified contingency. In such instances, the Group defers the contingent amount until the contingency has been resolved. A small portion of the Group’s one-time commission arrangements require the provision of certain after sales activities, which primarily relate to disseminating information to clients related to investment performance. The Group accrues the estimated cost of providing these services, which are inconsequential, when the one-time commission is earned as the services to be provided are substantially complete. The Group has historically completed the after sales services in a timely manner and can reliably estimate the remaining costs.

Recurring Service Fees

Recurring service fees from third-party product providers are dependent upon the type of wealth management product the Group’s client purchased and are calculated as either (i) a percentage of the total value of investments in the wealth management products purchased by the Group’s clients, calculated at the establishment date of the wealth management product or (ii) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As the Group provides these services throughout the contract term, for either method of calculation, revenue is recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple Element Arrangements

The Group enters into multiple element arrangements when a third-party product provider or underlying corporate borrowers engages it to provide both wealth management marketing and recurring services. The Group has vendor specific objective evidence of fair value for its wealth management marketing services as it provides such services on a stand-alone basis. The Group has not sold its recurring services on a stand-alone basis. However, the fee to which the Group is entitled is consistently priced at a fixed percentage of the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. As such, the Group has established fair value as the fixed percentage in such arrangements and believes it represents their best estimate of the selling price at which they would transact if the recurring services were sold regularly on a stand-alone basis. The Group allocates arrangement consideration based on fair value, which is equivalent to the percentages charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above. If the estimated selling price for recurring services increased (or decreased) by 1%, the revenue allocated to this revenue element would increase (decrease) by 0.1% to 0.5%.

(m) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates ranging from 5% to 5.55% and are recorded as a reduction of revenues.

(n) Cost of Revenues

Cost of revenue includes salaries and performance-based commissions of relationship managers and expenses incurred in connection with product-specific client meetings and other events.

(o) Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Group recognizes a tax benefit associated with an uncertain tax position when, in the management’s judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for the Group includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies applicable interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(p) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on a combination of the historical and implied volatility of comparable companies from a representative peer group based on industry. Management estimates expected forfeitures and recognizes compensation costs only for those share-based awards expected to vest. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

(q) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments for general corporate purposes. Such subsidies allow the Group full discretion in utilizing the funds and are generally provided as incentives for investing in certain local districts. Cash subsidies of $121,665, $230,547 and $172,737 are included in other operating income for the years ended December 31, 2008, 2009 and 2010, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(r) Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2008, 2009 and 2010, the Group determined that its Series A convertible redeemable preferred shares were participating securities as they participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing basic earnings per share. The Series A convertible redeemable preferred agreement does not require the preferred shareholders to participate in losses of the Company. Accordingly, the Company presents earnings per share using the two-class method when the operations of the Company result in earnings, and not losses, for any given period.

Diluted net income (loss) per share is computed by giving effect to all potential dilutive shares, including non-vested restricted shares, options and Series A convertible redeemable preferred shares. Diluted net income (loss) per share is computed using the more dilutive of the two-class method or the if-converted method.

(s) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(t) Foreign Currency Translation

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities of the Group’s PRC entities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income (loss).

The financial records of the Group’s PRC entities are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.

(u) Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) included net income (loss) and foreign currency translation adjustments.

(v) Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

There are no other recent accounting pronouncements that have had or are expected to have a material impact on the Group’s financial statements as of the date of this report.

3. Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders:

	Years Ended December 31,
	2008	2009	2010
Net income (loss) attributable to ordinary shareholders	$(600,257)	$3,440,325	$11,422,021
Less: Amounts allocated to Series A convertible redeemable preferred shares for participating rights to dividends	—	(1,192,510)	(2,661,886)

Net income (loss) attributable to ordinary shareholders—basic and diluted	$(600,257)	$2,247,815	$8,760,135

Weighted average number of ordinary shares outstanding—basic	7,285,451	11,121,164	16,665,918
Plus: share options	—	47,865	447,139
Plus: non-vested restricted shares	—	5,666,350	1,917,055

Weighted average number of ordinary shares outstanding—diluted	7,285,451	16,835,379	19,030,112

Basic net income (loss) per share	$(0.08)	$0.20	$0.53
Diluted net income (loss) per share	$(0.08)	$0.13	$0.46

Diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2008	2009	2010
Share options	60,000	—	253,100
Non-vested restricted shares	10,800,000	—	—
Series A convertible redeemable preferred shares	5,900,000	5,900,000	5,900,000

	16,760,000	5,900,000	6,153,100

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2009	2010
	$	$
Trading securities	89,456	—
Held-to-maturity securities	2,545,327	6,718,182

Total	2,634,783	6,718,182

As of December 31, 2009, the Group’s held-to-maturity securities consist of two trust fund securities carried at amortized cost, one of which was valued at $ 1,080,812, matured within one year and was classified as a current asset, and the other of which was valued at $1,464,515, matures in 2011 and was classified as a long-term investment.

As of December 31, 2010, the Group’s held-to-maturity securities consist of two trust fund securities carried at amortized cost, one of which is valued at $2,272,727, matures within one year and is classified as a current asset, and the other of which is valued at $4,445,455, matures in 2012 and is classified as a long-term investment. The Group recorded investment income and a corresponding interest receivable on the trust funds of $120,766 and $143,188 for the years ended and as of December 31, 2009 and 2010, respectively.

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2009	2010
	$	$
Leasehold improvements	343,603	853,299
Furniture, fixtures and equipment	471,016	1,106,770
Motor vehicles	116,281	234,724

Total	930,900	2,194,793
Less: Accumulated depreciation	435,614	788,546

Property and equipment, net	495,286	1,406,247

Depreciation expense was $306,097 and $390,327 for the years ended December 31, 2009 and 2010, respectively.

6. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2009	2010
	$	$
Accrued expenses	40,907	941,536
Accrued professional service fees	58,581	272,538
Deferred tax liabilities	24,068	32,295
Conference fee payable	396,694	436,103
Other payables	169,687	898,883
Deferred revenues	37,937	597,127
Other tax payable	228,201	653,759

Total	956,075	3,832,241

Deferred revenues represent recurring service fees received in advance of providing services and other income received in advance from depository bank. Accrued expense and other payables mainly consist of payables for membership conference meetings.

7. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2009	2010
	$	$
Current Tax	630,820	5,917,179
Deferred Tax	7,898	(1,137,870)
Exchange Rate Translation	37	10,780

Total	638,755	4,790,089

A reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2009	2010
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.57%	0.85%
Effect of loss (gain) on change in fair value of derivative liabilities	1.55%	(0.54%)
Effect of uncertain tax positions	(17.57%)	0.60%
Effect of share base compensation	5.35%	3.40%

	14.90%	29.31%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2009	2010
	$	$
Deferred tax assets:
Accrued expenses	42,171	1,149,748
Pre-operation expenses	—	—
Unrealized other income	—	370,944
Others	18,575	60,597

Gross deferred tax assets	60,746	1,581,289
Valuation allowance	—	—

Net deferred tax assets	60,746	1,581,289

Analysis as:
Current	60,746	1,262,092
Non-current	—	319,197

Deferred tax liabilities:
Unrealized investment income	24,068	35,797

Total deferred tax liabilities	24,068	35,797

Analysis as:
Current	24,068	32,295
Non-current	—	3,502

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax asset.

The Group believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2008, 2009 and 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

In accordance with the New EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group has both the intent and ability to permanently reinvest undistributed profits of approximately $22.9 million earned from its China subsidiaries. Therefore, no withholding income taxes for undistributed profits on such undistributed profits have been accrued as of December 31, 2010.

The Group recorded an increase of $212,442, $925,622 and nil for uncertain tax positions during the years ended December 31, 2008, 2009 and 2010, respectively. The Company classifies interest and/or penalties related to income tax matters in income tax expense. No interest or penalty as of December 31, 2008 and 2009 was recorded by the Group. In 2010, the Group accrued interest of $98,579 related to the uncertain tax positions.

During the year ended December 31, 2009, the local tax authority conducted an examination on the income tax returns of one of the Group’s PRC subsidiaries for the years ended December 31, 2007 and 2008. Based on this examination, the Group concluded that uncertain tax positions accrued for as of December 31, 2007 and 2008 were effectively settled and reversed a total of $753,407 in uncertain tax liabilities previously recorded during the years ended December 31, 2007 and 2008.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The movement of the Group’s uncertain tax positions is summarized as follows:

$
Unrecognized tax benefit—December 31, 2007	780,423
Gross increases—tax positions in current period	212,442
Settlements	—
Exchange rate translation	57,097

Unrecognized tax benefit—December 31, 2008	1,049,962
Gross increases—tax positions in current period	925,622
Settlements	(753,407)
Exchange rate translation	1,073

Unrecognized tax benefit—December 31, 2009	1,223,250
Gross increases—accrued interest in current period	98,579
Settlements	—
Exchange rate translation	42,293

Unrecognized tax benefit—December 31, 2010	1,364,122

The Group expects it will decrease its income tax liability by $259,841 for unrecognized tax benefits within two years if the unrecognized tax benefits associated with some uncertain tax positions meet the definition of effective subsequent settlement.

8. Series A Convertible Redeemable Preferred Shares

On September 3, 2007, the Company issued 2,950,000 Series A convertible redeemable preferred shares (“Series A Shares”) at a price of $1.322 per share for total consideration of $3,900,000. Upon completion of the Group’s IPO in November 2010, the Series A Shares were converted into 5,900,000 ordinary shares.

The key terms of the Series A Shares were as follows:

Conversion

Each holder of Series A Shares had the right, at such holder’s sole discretion, to convert all or any portion of the Series A Shares into ordinary shares at any time. The initial conversion price was the issuance price of $1.322 per share ($0.661 post-split), subject to adjustment in the event of (1) stock splits, share combinations, share dividends, recapitalizations and similar events, and (2) issuance of ordinary shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price would have been reduced concurrently to the subscription price of such issuance. The aforementioned provisions are hereinafter referred to as the “Conversion Feature”.

The Series A Shares were automatically convertible into ordinary shares at the then applicable conversion price upon (1) the date specified by written consent or agreement by the holders of at least 60% of the Series A Shares then outstanding; or (2) the closing of a Qualified Initial Public Offering (“QIPO”). A QIPO referred to a firm underwritten public offering of ordinary shares of the Company in the United States Securities Act of 1933 with gross proceeds to the Company in excess of $50,000,000 (prior to underwriters’ discount and commission) and an implied valuation of the Company prior to such offering of at least $300,000,000, or in a similar public offering in another jurisdiction which results the ordinary shares traded publicly on a recognized regional or national securities exchange; provided that such offering satisfies the foregoing gross proceeds and valuation requirements.

The conversion option can only be settled by issuance of ordinary shares except that fractional shares may be settled in cash.

Voting Rights

The holders of Series A Shares were entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

The holders of Series A Shares were entitled to receive out of any funds legally available, when and if declared by the Company’s board of directors, a non-cumulative dividend of 5% per annum in preference to any dividend on any other class or series of shares. No dividends or other distributions (whether in cash, in property, or in shares of the Company) could have been made or declared with respect to any other class or series of shares of the Company unless and until a dividend in like amount was fully paid on all outstanding Series A Shares on an as-converted basis. No dividends could have been declared without the affirmative votes or unanimous written consent of all the directors, including the Series A Shares representatives.

Redemption

At any time after five years from the Series A Shares issue date, at the option of any holder of Series A Shares, the Company may have been required to redeem all, but not less than all, of the Series A Shares by such holder at a redemption price per share equal to the greater of: (1) issue price plus a compounded 5% return per annum, or (2) the fair market value of the Series A Shares.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Series A Shares were entitled to receive, prior to any distribution to the holders of ordinary shares or any other class or series of shares, an amount per share equal to 150% of issue price (the “Preference Amount”). After the Preference Amount was paid, any remaining funds or assets legally available for distribution would have been distributed pro rata among the holders of Series A Shares together with ordinary shares.

In the event of a sale, conveyance or disposition of all or substantially all of the assets of the Company or any PRC subsidiary, (ii) an exclusive licensing of substantially all of the intellectual property of the Company or any PRC subsidiary to any third party; or (iii) a consolidation or merger of the Company or any PRC subsidiary with or into any other company or companies in which the existing shareholders of the Company as of the Series A issuance do not retain a majority of the voting power in the surviving company, the Company was required to pay the amount received by the Company to the holders of the Series A Shares an amount per share equal to (1) 150% of the Series A issue price; or (ii) 100% of the Series A issue price, if the total proceeds received was equal to or more than $81,250,000 (“Put Option”).

Registration Rights

The Series A Shareholders had the following registration rights: (i) demand registration rights, (ii) piggyback registration rights, and (iii) Form S-3 registration rights. The Company was required to use its best effort to affect the registration if requested by the such shareholders, but in no event was it required to transfer consideration to the them if a registration failed or could not have been be maintained effective.

The Group determined that both the Conversion Feature and Put Option were required to be combined as a compound derivative, bifurcated from the Series A Shares and recognized at fair value. The Group recorded a derivative of $147,500 at the issue date and subsequently recognized the increase in fair value of $1,357,000, $796,500 as an expense for the years ended December 31, 2008 and 2009, respectively, and recognized the decrease in fair value of $354,000 as income for the year ended December 31, 2010 in the consolidated statements of operations.

Because the Series A Shares were automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after September 3, 2012 was contingent upon a QIPO not occurring in five years. Upon issuance, the Group deemed redemption to be probable and accreted the Series A Shares to their redemption value. The redemption value for accretion is deemed to be the issue price plus a 5% annual compounded return. The ability to redeem at fair value, to the extent greater than the issue price plus the 5% return, was accounted for separately as part of the bifurcated Conversion Feature. The Group elected to recognize the change in the redemption value immediately as they occurred. As a result, during the years ended December 31, 2008, 2009 and 2010, respectively, the Group recognized $198,179, $208,088 and $108,348 as deemed dividends, which reflects the 5% redemption rate.

In June 2010, the aforementioned redemption provision was modified to remove the option to settle the Series A Shares at fair value and permit redemption only at the issue price plus a compounded 5% return per annum. All other terms remained the same. As a result of the modification, the Group determined that the Conversion Feature and Put Option could no longer be net settled and, as such, would no longer meet all the required criteria to be accounted for as embedded derivatives. Accordingly, the Group derecognized the compound derivative by reclassifying the fair value of the derivative liability as of the modification date of $2,153,500 to additional paid-in-capital as the Group deemed the modification to be a transaction among shareholders.

9. Fair Value Measurements

The Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2009 and 2010.

The Company determined the fair value of the derivative liabilities associated with the issuances of the Series A Shares using a “with-and-without” approach which considers the fair value of the Series A Shares with and without the embedded features under analysis. The valuation involved the fair value of ordinary shares and Series A Shares, and the Group’s best estimates of the probability of occurrence of future events, such as a QIPO, redemption and liquidation, on the valuation date. Determining the fair value of ordinary shares and Series A Shares required making complex and subjective judgments. The Group used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value was then allocated using an option pricing model among the different classes of shares of the Company to determine the fair value of ordinary shares and Series A Shares. The option pricing model considered the Series A Shares and ordinary shares as call options on the Company’s equity value, with strike prices based on the liquidation preference of the Series A Shares. The main inputs to this model included equity value of the Company, exercise values, expected volatility, expected time to expiration and risk free interest rate.

The following table summarizes the Group’s financial instruments measured at fair value on recurring basis:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2008	(Level 1)	(Level 2)	(Level 3)
		$	$	$
Trading Securities	—	—	—	—
Derivative Liabilities	1,711,000	—	—	1,711,000

Total	1,711,000	—	—	1,711,000

	12/31/2009
Trading Securities	89,456	89,456	—	—
Derivative Liabilities	2,507,500	—	—	2,507,500

Total	2,596,956	89,456	—	2,507,500

	12/31/2010
Trading Securities	—	—	—	—
Derivative Liabilities	—	—	—	—

Total	—	—	—	—

The following table summarizes the movements of the balance of derivative liabilities:

	Years Ended December 31,
	2009	2010
	$	$
Derivative liabilities
Beginning balance	1,711,000	2,507,500
Loss (gain) on change in fair value of derivatives liabilities	796,500	(354,000)
Derecognition upon modification	—	(2,153,500)

Ending balance	2,507,500	—

10. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Share options	9,466	133,612	880,653
Non-vested restricted shares	783,000	783,000	1,339,514

Total share-based compensation	792,466	916,612	2,220,167

Share Options:

During the year ended December 31, 2008, the Company adopted the Noah Holdings Limited Share Incentive Plan (the “2008 Plan”), which allows the Company to offer a variety of share-based incentive awards to the Group’s employees, officers, directors and individual consultants who render services to the Group. Under the 2008 Plan, the maximum number of shares that may be issued shall not exceed 8% of the shares in issue on the date the offer of the grant of an option is made. During the year ended December 31, 2010, the Company adopted its 2010 share incentive plan (the “2010 Plan”). Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted will be 10% of the Company’s current outstanding share capital, or 2,315,000 shares. Options have a ten-year life and generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $1.72, $3.98 and $5.62 per share, respectively. There were no options exercised during the years ended December 31, 2008, 2009 and 2010, respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

	2008	2009	2010
Average risk-free rate of return	4.54%	4.14%	2.63%
Weighted average expected option life	6 years	6 years	6 years
Estimated volatility	32.6%	45.1%	49.6%
Average dividend yield	Nil	Nil	Nil

The following table summarizes option activity under Noah Plan during 2010:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding as of January 1, 2010	190,000	1.12
Granted	1,062,400	9.05
Forfeited	(23,800)	8.48
Cancelled (replaced by restricted shares)	(150,000)	5.58

Outstanding as of December 31, 2010	1,078,600	8.15	9.2 years	33,385,926

Vested and expected to vest as of December 31, 2010	(982,225)	8.76	9.3 years	29,801,564

Exercisable as of December 31, 2010	96,375	1.91	8.1 years	3,584,363

As of December 31, 2010, there was $4,724,504 of total unrecognized compensation expense related to unvested share options granted under the Noah Plan, which is expected to be recognized over a weighted-average period of 3.38 years.

Non-vested Restricted Shares:

On September 3, 2007, concurrent with the issuance of Series A Shares, four of the Founders, who are also key members of Group management, entered into an arrangement whereby all of their 10,800,000 ordinary shares became subject to transfer restrictions. In addition, such shares were subject to repurchase by the Company or, in certain circumstances, the holders of Series A Shares, upon voluntary or involuntary termination of employment by those Founders (the “Repurchase Right”). The Repurchase Right terminated over the four years, commencing September 3, 2007 in the following manner: (i) 25% on the first anniversary of Series A offering; (ii) for the remaining 75%, in 36 equal monthly installments thereafter. The repurchase price was the par value of the ordinary shares. Those Founders retained the voting rights of such non-vested restricted shares and any additional securities or cash received as the result of ownership of such shares, such as a share dividend, became subject to restriction in the same manner. This arrangement was accounted for as a reverse stock split followed by the grant of a restricted stock award under a performance-based plan. Accordingly, the Group measured the fair value of the non-vested restricted shares as of September 3, 2007 and was recognizing the amount as compensation expense over the four year deemed service period using a graded vesting attribution model for each separately vesting portion of the non-vested restricted shares. In June 2010, the Repurchase Right was removed and the unrecognized share-based compensation of $919,221 was immediately recognized as an expense in the consolidated statements of operations.

On October 18, 2010, the Group granted 150,000 restricted shares to one executive officer to replace options previously granted under the 2008 plan. The purchase price of the restricted shares of $5.58 per share is payable at the time of vesting, which was also the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. As a result, the Group is accounting for the restricted shares as options. The modification did not result in any incremental compensation expense.

A summary of non-vested restricted share activity during the year ended December 31, 2010 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		$
Non-vested as of January 1, 2010	4,725,000	0.29
Vested from January 1, 2010 to June 30, 2010	(1,350,000)	0.29
Vested on June 30, 2010 due to removal of vesting condition	(3,375,000)	0.29
Granted on October 18, 2010 (to replace existing options)	150,000	3.95

Non-vested as of December 31, 2010	150,000	3.95

The total fair value of non-vested restricted shares vested in 2008, 2009 and 2010 was $978,750, $783,000 and $1,370,250, respectively.

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2010, there was $453,291 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 3.19 years.

The process used to estimate the fair value of the Company’s ordinary shares is described in Note 9.

11. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were $279,179, $627,921 and $758,287 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12. Distribution of Profits

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $1,073,926 and $1,470,688 as of December 31, 2009 and 2010, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries of $7,476,898 and $7,476,898 as of December 31, 2009 and 2010, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $8,550,824 and $8,947,586 as of December 31, 2009 and 2010, respectively.

No dividends were declared in 2008, 2009 and 2010.

13. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.

Prior to 2010, the Group had four reporting segments: (1) Headquarters, (2) Shanghai office, (3) Yangtze River delta offices other than Shanghai and (4) other offices.

In 2010, the Group modified the operating segment information reviewed by CODM whereby the CODM only reviews the consolidated results of operations. The Group believes it operates in a sole segment, which is value-added, independent wealth management consulting services. Segment information for all prior periods has been restated to reflect the current segment reporting structure.

Service Lines

Details of revenue by type of service are as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
One-time commissions	6,478,625	11,443,762	29,248,348
Recurring services fee	1,899,151	3,120,470	8,615,211

Net revenues	8,377,776	14,564,232	37,863,559

Substantially all of the Group’s revenues are derived from, and its assets are located in, the PRC.

14. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group

Tianjin Sequoia Capital Investment Fund (limited partnership).	Affiliate of shareholder of the Company

Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Company

Tianjin Gefeixin Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeitaimei Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeixinye Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

As of December 31, 2009 and 2010, amounts due from related parties were comprised of the following:

	As of December 31,
	2009	2010
	$	$
Tianjin Gefeitaimei Equity Investment Partnership (limited partnership)	—	22,748
Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	—	815,342
Tianjin Gefeixingye Equity Investment Partnership (limited partnership)	—	179,344

Total	—	1,017,434

During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

(1)	Affiliate of shareholder of the Company and investees of the Company.

	Years Ended December 31
	2008	2009	2010
	$	$	$
One-time commissions—Tianjin Sequoia Capital Investment Fund (limited partnership).	540,980	—	4,471,209
One-time commissions—Tianjin Gefeixin Equity Investment Partnership (limited partnership)	—	—	726,857
One-time commissions—Tianjin Gefeijiye Equity Investment Partnership (limited partnership)			796,436
One-time commissions—Tianjin Gefeixingye Equity Investment Partnership (limited partnership).			175,656
One-time commissions—Financial products invested by the Group and affiliates.	—	—	313,473
Recurring services fee—Sequoia Capital Investment Management (Tianjin) Co., Ltd.	503,967	1,145,535	2,076,936
Recurring services fee—Tianjin Gefeixin Equity Investment Partnership (limited partnership)	—	—	294,586
Recurring services fee—Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	—	—	12,083
Recurring services fee—Tianjin Gefeitaimei Equity Investment Partnership (limited partnership)	—	—	22,558
Recurring services fee—Tianjin Gefeixingye Equity Investment Partnership (limited partnership)	—	—	2,187
Recurring services fee—Financial products invested by the Group and affiliates	—	—	176,688

Total	1,044,947	1,145,535	9,068,669

(2)	Shareholders

Subscription receivables represent the par value of ordinary shares issued to shareholder of $6,188 and nil as of December 31, 2009 and 2010, respectively. The receivables are interest free and have no set due date. Such subscription receivables were waived by the Company in 2010.

15. Commitments and Contingencies

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates through the year 2013.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2010 were as follows:

Year Ended December 31	$
2011	2,289,566
2012	1,924,615
2013	1,069,536

Total	5,283,717

Rental expenses were $953,677, $1,290,100 and $2,005,194 during the years ended December 31, 2008, 2009 and 2010, respectively.

16. Subsequent Events

In May 2011, Tianjin Gefei Asset Management Co., Ltd injected RMB 4.0 million (approximately $0.6 million) into Kunshan Jingzhao Equity Investment Management Limited (“Kunshan Jingzhao”), a newly setup joint venture, exchanging for 40% of the equity interest in Kunshan Jingzhao. Kunshan Jingzhao will be principally engaged in real estate fund management business.