Form 20-F
period 2011-12-31
Noah Holdings Ltd
filed 2012-04-25
CIK 1499543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

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

Phone: (86) 21 3860-2301

Facsimile: (86) 21 3860-2320

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

American Depositary Shares, two of which represent one ordinary share, par value US$0.0005 per share	New York Stock Exchange

Ordinary shares, par value US$0.0005 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 27,962,586 ordinary shares, par value US$0.0005 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares with one ordinary share being represented by two ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refers to our ordinary shares, par value US$0.0005 per share;

•	“registered clients” refers to high net worth individuals and enterprises registered with us and wholesale clients which have entered into cooperation agreements with us;

•	“active clients” for a given period refers to registered clients who purchase wealth management products distributed by us during that given period;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•

“mutual fund” means the securities investment funds set forth under the PRC Law on Securities Investment Fund, which raise capital through public offering of fund shares within the PRC territory, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries, variable interest entity and the variable interest entity’s subsidiaries. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate set forth in the H.10 Statistical release of the Federal Reserve Board in effect on December 30, 2011.

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

PART I

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

Our selected consolidated financial data presented below for the years ended December 31, 2009, 2010 and 2011 and our balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the year ended December 31, 2007 and 2008 and our balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements not included in this annual report.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(US$, except share data)
Revenues
Third-party revenues	3,387,156	7,825,544	14,257,047	30,996,179	63,636,367
Related-party revenues	—	1,044,947	1,145,535	9,068,669	12,724,077

Total Revenues	3,387,156	8,870,491	15,402,582	40,064,848	76,360,444
Less: business taxes and related surcharges	(177,607)	(492,715)	(838,350)	(2,201,289)	(4,197,118)

Net Revenues	3,209,549	8,377,776	14,564,232	37,863,559	72,163,326

Operating cost and expenses:
Cost of revenues	(254,283)	(1,229,223)	(2,508,861)	(6,570,752)	(14,805,431)
Selling expenses	(169,405)	(2,485,589)	(3,168,051)	(8,488,457)	(19,262,014)
General and administrative expenses	(2,000,565)	(3,202,670)	(4,435,557)	(7,292,577)	(13,556,787)
Other operating income	69,506	121,665	230,547	172,737	562,333

Total operating cost and expenses	(2,354,747)	(6,795,817)	(9,881,922)	(22,179,049)	(47,061,899)

Income from operations:	854,802	1,581,959	4,682,310	15,684,510	25,101,427

Other income (expenses):
Interest income	5,419	45,157	57,622	179,069	1,953,619
Other income (expense), net	—	(71,379)	(15,088)	(23,855)	128,425
Investment income	267,087	41,192	358,824	281,076	1,368,358
Foreign exchange (loss) gain	—	—	—	(129,205)	3,218,876
(Loss) gain on change in fair value of derivative liabilities	(206,500)	(1,357,000)	(796,500)	354,000	—

Total other income (expenses)	66,006	(1,342,030)	(395,142)	661,085	6,669,278

Income before taxes	920,808	239,929	4,287,168	16,345,595	31,770,705
Income tax expense	(574,765)	(642,007)	(638,755)	(4,790,089)	(7,779,408)
Loss from equity in affiliates	—	—	—	(25,137)	(21,347)

Net income (loss) attributable to Noah shareholders	346,043	(402,078)	3,648,413	11,530,369	23,969,950
Deemed dividend on Series A convertible redeemable preferred shares	(211,075)	(198,179)	(208,088)	(108,348)	—

Net income (loss) attributable to ordinary shareholders	134,968	(600,257)	3,440,325	11,422,021	23,969,950

Net income (loss) per share
Basic	0.02	(0.08)	0.20	0.53	0.86
Diluted	0.01	(0.08)	0.13	0.46	0.84
Net income (loss) per ADS):(1)
Basic	0.01	(0.04)	0.10	0.26	0.43
Diluted	0.01	(0.04)	0.07	0.23	0.42
Weighted average number of shares used in computation:
Basic	6,900,000	7,285,451	11,121,164	16,665,918	27,894,953
Diluted	8,146,770	7,285,451	16,835,379	19,030,112	28,521,272
Dividends declared per share	0.09 (2)	—	—	—	0.28

Notes:

(1)	Two ADSs represent one ordinary share.
(2)	Calculated based on the number of ordinary shares of our company after a one to two share split in January 2008, which has been retrospectively reflected for all periods presented.

	As of December 31,
	2007	2008	2009	2010	2011
	(US$)
Consolidated Balance Sheet Data
Cash and cash equivalents	5,682,728	7,731,424	12,115,771	133,269,694	136,859,336
Total assets	6,358,900	9,037,320	16,255,488	148,685,846	180,942,359
Total current liabilities	1,062,362	2,717,356	5,187,929	14,731,626	16,795,655
Total liabilities	1,842,785	3,767,318	6,411,179	17,057,025	19,922,636
Series A convertible redeemable preferred shares(1)	3,963,575	4,161,754	4,369,842	—	—
Total equity	552,540	1,108,248	5,474,467	131,628,821	161,019,723

Notes:

(1)	Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and change in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for the restricted shares and of loss (gain) on change in fair value of derivative liabilities in the periods presented. Upon the completion of our initial public offering, or IPO, in November 2010, all the Series A preferred shares were converted into ordinary shares, and therefore we do not expect to incur similar expenses in the future. To make our financial results comparable period by period, we utilize the non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results

(unaudited)

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(US$)

Net income (loss) attributable to Noah shareholders	346,043	(402,078)	3,648,413	11,530,369	23,969,950
Adjustment for share-based compensation related to:
Repurchase of shares	152,500	—	—	—	—
Share options	—	9,466	133,612	909,446	2,014,692
Restricted shares	255,280	783,000	783,000	1,310,721	142,018
Adjustment for loss (gain) on change in fair value of derivative liabilities	206,500	1,357,000	796,500	(354,000)	—

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	960,323	1,747,388	5,361,525	13,396,536	26,126,660

Notes:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of rapid growth in recent years. Our net revenues grew at a compound annual growth rate, or CAGR, of 117.8% from 2007 to 2011. We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to establish additional branch offices, in some cases, in new cities and regions where we have no previous presence, and recruit, train, manage and motivate relationship managers and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new wealth management services or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

The laws and regulations governing the wealth management services industry in China are developing and subject to further changes. If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

To date, provision of wealth management services and distribution of over-the-counter, or OTC, wealth management products are not tightly regulated in China. The PRC government has not adopted a unified regulatory framework governing the distribution of OTC wealth management products or the provision of wealth management services, though there are ad hoc laws and regulations related to several types of wealth management products that we distribute, such as trust products, private equity products, private securities investment funds and investment-linked insurance products. These regulations do not impose license or qualification requirements on non-financial institutions engaged in wealth management services or distribution of OTC wealth management products, such as us, except that certain licenses and qualifications are required to engage in insurance brokerage, ancillary insurance agency business and the sale of mutual funds. See “Item 4. Information on the Company—Business Overview—Regulations.”

As the wealth management services industry in China is at an early stage of development, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the wealth management services industry.

We cannot assure you that we will be able to maintain our existing licenses and permits renew any of them when their current term expires or obtain additional licenses requisite for our future business expansion. For example, we intend to diversify our product choices and distribute non-OTC products, such as mutual funds. The distribution of mutual funds requires a license granted by the China Securities Regulatory Commission, or CSRC. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on the Sale of Mutual Funds.” In February 2012, a subsidiary of our PRC variable interest entity, Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd. (formerly known as Shanghai Noah Investment Consulting Co., Ltd.), received the license for distributing mutual funds from the CSRC. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

If the PRC governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.

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

We typically enter into agreements with trust companies or the underlying corporate borrowers that receive financing from trust companies, whereby we agree to facilitate the sale of the relevant trust products by providing services to our clients who desire to purchase the trust products. During the course of providing such services, we do not handle our clients’ funds or process transactions for our clients. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities that involve signing trust contracts with participants of trust plans directly. Since we do not sign trust contracts with the participants of trust plans or handle funds of participants of the trust plans in providing services with respect to trust products, we are not deemed as promoting trust plans in such circumstances.

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

We distribute a broad variety of wealth management products supplied by third party product providers, including fixed income products, private equity fund products, private securities investment funds and investment-linked insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we keep pace with third party wealth management product providers and be involved in their design and development of these products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Some investors may have the misconception that income generated from investing in trust funds are not subject to individual income tax. In April 2011, relevant PRC tax authorities announced it would strengthen the collection of income taxes on income generated from investing in trust funds, which may discourage some investors with such misconception from investing in trust funds and therefore affect our business. In addition, we have also developed our proprietary products, starting with a fund of private equity funds formed in May 2010, which also involves inherent risks. As of December 31, 2011, total investment in our funds of private equity funds was RMB1.5 billion (US$246.1 million), which increased from RMB1.2 billion (US$172.0 million) as of December 31, 2010. In the event that any of the funds we manage were to perform poorly, our revenues and income would decline due to decreased fees that we are entitled to charge. Moreover, we could experience losses on our principal as a result of poor investment performance by our funds of funds. Poor performance of our fund of funds could also make it more difficult for us to raise new capital. If we fail to identify and fully appreciate the risks associated with products we distribute to our clients, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. For example, if the performance of our fund of funds products falls below the benchmark, they may be linked to negative perceptions that may damage our reputation and brand recognition. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

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

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. The contracts between us and third party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We face significant competition in the wealth management services industry, and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented and competitive and we expect competition to persist and intensify. In distributing wealth management products, we face competition primarily from PRC commercial banks with an in-house sales force and private banking functions, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. Because a substantial portion of the products we distribute are fixed income products taking the form of investment in collective trust plans sponsored by trust companies, we also compete with trust companies that provide such products. In addition, we face competition from other independent wealth management firms that have emerged in China in recent years. Many of our competitors have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, longer operational history, broader client base and settlement capabilities. Moreover, many of the wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from the integration of wealth management products with their other product offerings.

Distribution of OTC wealth management products in China has relatively low entry barriers because it does not require government approvals and regulatory licenses in most cases, nor does it require intensive capital investment, except for distribution of some specific products, such as insurance products. In addition, there are no restrictions on foreign ownership of companies engaged in the distribution of OTC wealth management products in China. See “Item 4. Information on the Company—Business Overview—Regulations.” As a result, we face increasing competition from new competitors, in particular overseas commercial banks with private banking functions or overseas professional wealth management firms, which are emerging in the PRC market.

Fixed income products taking the form of investment in collective trust plans constitute a substantial portion of the products we distribute. In 2009, 2010 and 2011, the total value of fixed income products that we distributed accounted for 64.8%, 41.0% and 42.7% of the total value of all products we distributed, respectively. If we are unable to compete effectively against the existing and future competitors, especially competitors distributing fixed income products, we may lose clients and our financial results may be materially and adversely affected.

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

To date, a significant portion of the wealth management products that we distribute have real estate or real estate-related business in China as their underlying assets. In 2009, 2010 and 2011, the total value of wealth management products with real estate or real estate-related business as the underlying business that we distributed accounted for 38.4%, 46.6% and 40.8% of the total value of all the products we distributed, respectively. Such products include, for example, investment in collective trust plans linked to real estate development projects or real estate funds. Such products are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable and other factors that are beyond our control.

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. In 2010, the PRC government introduced a series of policies and regulations designed to reduce speculation and cool the overheated property market after price increases accelerated across the country. As a result, real property developers across the country have reported sharp slowdowns in property sales. In early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular, all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to, among other things, temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units and families without registered local permanent residences that already own one or more housing units. In addition, in a circular promulgated by the PRC State Council in January 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. In response to this circular, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already announced their respective housing price control targets for 2011. In early 2012, the PRC central government shows no sign of softening its control policies in real estate market and has already called off some policies introduced by local governments that were intended to loose the control. The stringent regulatory policies are implemented continually and the PRC government may introduce additional policies that will further curb the growth of the PRC real estate sector. These policies and regulations may result in lower property prices and negatively affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products distributed by us.

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

Our failure to respond in a timely and cost-effective manner to rapid product innovation in the financial industry may have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product innovations and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services less competitive. As a result, failure to respond to product innovation that may affect our industry in the future may have a material adverse effect on our business and results of operations.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our business in 2005 as a service provider focusing on distributing wealth management products. We focused exclusively on marketing and distributing third party products until May 2010, when we started our fund of funds business by forming a fund of private equity funds under our management. We intend to further develop our fund of funds business by offering a broader variety of funds, including funds of securities investment funds, funds of hedge funds and funds of private equity funds, and invested in four private equity funds newly established in 2010 and three additional similar funds newly established in 2011. However, we cannot assure you that our efforts to further develop these businesses will be successful. If our fund of funds business fails to grow, our future growth will be materially and adversely affected. In 2012, we introduced several new products, such as mutual fund products, US-dollar denominated investment products, and short-term cash management products. It is difficult to predict whether our new products will be well accepted by the customers. Although we recorded net income in 2007, 2009, 2010 and 2011, we cannot assure you that our results of operations will not be adversely affected in any future period. We have limited operating history and as a result limited experience in delivering services, which makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

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

We rely on a small number of wealth management product providers to supply a substantial portion of our products. We define product providers as the issuers of wealth management products, with which our clients enter into contracts to purchase products. The product providers we work with encompass a variety of financial institutions, including trust companies, commercial banks, private equity firms, real estate fund managers, securities investment fund manager and insurance companies. Among the various product providers, trust companies supplied the majority of the wealth management products distributed by us as of December 31, 2011. Trust companies in China are a type of financial institution required by PRC law to sponsor trust plans. In 2009, 2010 and 2011, our top three product providers accounted for approximately 44.4%, 31.4% and 25.5% of the aggregate value of all the wealth management products we distributed, respectively. Our relationships with third party wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our wealth management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products that we distribute are generally available, if wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights in our research reports, our wealth management products and services and other aspects of our business. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

Confidentiality agreements with employees, wealth management product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, wealth management product providers and others to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

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

Currently, Ms. Jingbo Wang, our co-founder, chairman and chief executive officer, and Mr. Zhe Yin, our co-founder, director and vice president, beneficially own an aggregate of 30.4% of our share capital. As a result of this high level of shareholding, Ms. Wang and Mr. Yin have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Economic conditions in China are sensitive to global economic conditions. Since we derive substantially all of our revenues from our operations in China, our business and prospects may be affected by economic conditions in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the wealth management products we distribute, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, consumers may reduce their investment in the financial markets in general, and defer or forgo the purchase of wealth management products we distribute for third party providers or our own fund of fund products in particular. Additionally, we earn recurring service fees on certain products over a period of time after the initial sale. Clients may surrender or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers or clients or by hampering our ability to place business. A slowdown in China’s economy may lead to reduced investment in the wealth management products we distribute, which could materially and adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or PRC economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the PRC economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the PRC economy.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of its internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. These requirements first apply to this annual report on Form 20-F for the fiscal year ending December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, our financial statements could contain material misstatements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We have granted, and may continue to grant, stock options and other share-based compensation in the future, which may materially impact our future results of operations.

We have adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of December 31, 2011, options to purchase 1,420,019 ordinary shares and 150,000 restricted shares have been granted and 2,596,981 ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies do. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt our staffing and may even result in temporary closure of our services and facilities.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In April 2009, a strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported a few hundred deaths caused by the influenza A (H1N1). Any outbreak of avian influenza, SARS, the influenza A (H1N1), or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause severe disruption to our daily operations, including our on-site product due diligence, meetings with clients and sales and marketing activities, and may even require a temporary closure of our branch offices.

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

Current PRC regulations relating to foreign investments in the insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially adversely affect our ability to conduct our insurance brokerage business. Various media sources have recently reported that the China Securities Regulatory Commission, or the CSRC, prepared a report proposing preapproval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures would be adopted or what they would provide.

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

If we, our PRC subsidiary, Noah Rongyao, or our variable interest entity is found to be in violation of any existing or future PRC laws or regulations, including the stringent regulatory requirements imposed on foreign-invested companies engaged in insurance brokerage but not on Chinese domestic enterprises, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC and CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation, levying fines, confiscating our income or the income of Noah Investment, revoking business licenses of our PRC subsidiary or the business licenses of Noah Investment, or the insurance brokerage license of Noah Insurance, or requiring us and Noah Investment to restructure our ownership structure or operations and requiring us or Noah Investment to discontinue any portion or all of our insurance brokerage business. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

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

Under the share pledge agreement dated September 3, 2007 between our PRC subsidiary, Noah Rongyao and the shareholders of Noah Investment, those shareholders pledged their equity interests in Noah Investment to Noah Rongyao to secure Noah Investment’s obligations under the exclusive service agreements and the exclusive option agreement. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce. We have completed the registration of the share pledge by the shareholders of Noah Investment with the relevant office of the administration of industry and commerce.

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

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise, such as each of our PRC subsidiaries, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2010, however, the People’s Bank of China started to take measures including increasing the statutory deposit reserve ratio and raising the benchmark interest rates several times in response to rapid growth of credit in 2009 and 2010. Since January 2011, the People’s Bank of China has continually increased the statutory deposit reserve ratio and raising the benchmark interest rates. The increasing trend eased in December 2011 and the statutory deposit reserve ratio was reduced twice by the end of 2011 and early 2012. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

During the five years ended December 31, 2011, our variable interest entity and certain of its subsidiaries were granted governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Furthermore, prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. We do not believe that we are a PRC resident enterprise for the year ended December 31, 2011, but we cannot predict whether we will be considered a PRC resident enterprise in the future. Since there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise in future, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Risks Related to our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The closing trading prices of our ADSs ranged from US$6.10 to US$19.07 in 2011 and from US$5.83 to US$8.54 to date in 2012. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second and third quarters of 2011, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the performance or market valuations of other companies that provide wealth management services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wealth management services industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Sales of our wealth management products are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.

Our revenues, operating expenses and operating cash flow have historically been lower during the first quarter than other quarters of our fiscal year. This results from the relatively low level of client meetings and other events during the Chinese New Year holiday period, which falls within the first quarter each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from sales of newly launched wealth management products in March, which in turn increases our accounts receivables in the first quarter. Such accounts receivables have historically been collected in the second quarter. Because of these factors, we may experience quarterly fluctuations in our results of operations, which in turn may result in volatility in the price of our ADSs.

Our board of directors has complete direction as whether to distribute dividends, therefore you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Although we declared an annual cash dividend for 2011, we may not declare any dividend in the future, and even if we do so, the future dividend payments may be less than 2011. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 28,052,008 ordinary shares outstanding, including 6,586,383 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Based on the price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a passive foreign investment company,” or a PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2011, and we do not expect to be a PFIC for the current taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Under circumstances where revenues from activities that produce passive royalty income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for working capital or other active purposes, our risk of becoming classified as a PFIC may substantially increase.

Although the law in this regard is unclear, we treat Noah Investment as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate Noah Investment’s operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Noah Investment for U.S. federal income tax purposes, we may be treated as a PFIC for our current and any subsequent taxable year.

If we are or were to become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions with respect to our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares unless we choose to be a PFIC and the U.S. Holder makes a “deemed sale” or “deemed dividend” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC. For more information see “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company considerations,” and “Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands company with subsidiaries and affiliate entities in China. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China. In September 2007, Noah Investment acquired the 100% equity interest of a company named Shanghai Hongliu Advertisement Co., Ltd., and renamed it Shanghai Noah Investment Consulting Co., Ltd., or Noah Consulting, furthermore, renamed Noah Consulting as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd., or Noah Upright, in February 2012. Noah Upright is in charge of our distribution of mutual funds. In September 2008, Noah Investment incorporated a subsidiary named Shanghai Noah Rongyao Insurance Broker Co., Ltd., or Noah Insurance. Noah Insurance is in charge of our distribution of insurance products. In December 2010, Noah Investment acquired the 0.1% equity interest of Noah Insurance from Mr. Zhe Yin at cost and became the sole shareholder of Noah Insurance.

We incorporated our holding company, Noah Holdings Limited, in the Cayman Islands in June 2007 to facilitate our overseas financing efforts. In August 2007, Noah Holdings Limited incorporated Shanghai Noah Rongyao Investment Consulting Co., Ltd., or Noah Rongyao, our wholly-owned subsidiary in China. In January 2011, Noah Holdings Limited incorporated Noah Private Wealth Management (Hong Kong) Limited, our wholly owned subsidiary, in Hong Kong, or Noah HK. Noah HK incorporated Shanghai Rongyao Information Technology Co., Ltd., or Noah Technology, in March 2011 and Kunshan Noah Xingguang Investment Management Co., Ltd., or Noah Xingguang, in August 2011. In September 2011, Noah Holdings Limited incorporated Noah Holdings (Hong Kong) Limited, another subsidiary wholly owned by us in Hong Kong, or Noah Holdings HK. In February 2012, Noah Rongyao incorporated Gefei Asset Management Co., Ltd., or Gefei Asset. In March 2012, Noah Investment acquired the 100% equity interest of Gefei Asset from Noah Rongyao at cost and became the sole shareholder of Gefei Asset. Gefei Asset is primarily engaged in investment and asset management business.

Noah Rongyao incorporated Shanghai Noah Yuanzheng Investment Consulting Co., Ltd., or Noah Yuanzheng, in April 2008, and Tianjin Noah Wealth Management Consulting Co., Ltd., or Tianjin Noah, in December 2008. Both Noah Yuanzheng and Tianjin Noah are primarily engaged in wealth management service business. Noah Yuanzheng incorporated Tianjin Gefei Asset Management Co., Ltd., or Tianjin Gefei, in March 2010. In March 2012, Noah Investment acquired the 100% equity interest of Tianjin Gefei from Noah Yuanzheng at cost and became the sole shareholder of Tianjin Gefei. Tianjin Gefei is primarily engaged in investment and asset management business.

In August 2007, we issued an aggregate 2,934,554 series A preferred shares, par value US$0.001 per share, to Sequoia entities for US$3.9 million. Sequoia entities refer to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. In January 2008, we issued an aggregate of 15,446 series A preferred shares to Sequoia entities without consideration to rectify a prior calculation error. Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010. On November 10, 2010, our ADSs began trading on the New York Stock Exchange under the ticker symbol “NOAH.” We issued and sold a total of 9,660,000 ADSs, representing 4,830,000 ordinary shares, at an initial offering price of US$12.00 per ADS.

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

We provide direct access to China’s high net worth population. With more than 500 relationship managers in 59 branch offices, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Through this extensive coverage network, we serve three types of clients: (i) high net worth individuals; (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks or branches of national commercial banks which distribute wealth management products to their own clients. We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients.” Since our inception in 2005, the number of our registered clients has grown to 27,144 as of December 31, 2011. We refer to those registered clients who purchased wealth management products distributed by us during any given period as “active clients” for that period. Neither our registered clients nor active clients pay us for our services. The number of our active clients was 1,235, 1,631 and 3,095 in 2009, 2010 and 2011, respectively.

We believe that our product sophistication along with our client knowledge has enabled us to consistently cater to the wealth management needs of China’s high net worth population. We distribute OTC wealth management products originated in China. OTC products refer to products that are not traded through exchanges. Our product choices primarily include fixed income products, private equity funds, private securities investment funds and investment-linked insurance products. From our inception in 2005 to December 31, 2011, we distributed over RMB47.3 billion (US$7.1 billion) worth of wealth management products in aggregate. Through our product selection process and rigorous risk management, we choose products from a wide array of third-party wealth management products. To date, we have distributed the products of over 80 third-party product providers. We also developed proprietary and innovative wealth management products, starting with a RMB501 million (US$73.9 million) fund of private equity funds in May 2010. We intend to continue to explore new product opportunities.

We generate revenues primarily from one-time commissions and recurring service fees paid by third-party product providers or, for the majority of fixed income products, by the underlying corporate borrowers. Such commissions and service fees paid by third-party product providers or underlying corporate borrowers are calculated based on the value of wealth management products we distribute to our active clients, even though our active clients do not directly pay us any such commissions or fees. We deliver to our high net worth clients a continuum of value-added services before, during and after distribution of wealth management products. These services include financial planning, product analysis and recommendation, product and market updates and investor education. We do not charge our clients fees for these services. Our one-time commissions accounted for 78.6%, 77.2% and 68.8% of our net revenues in 2009, 2010 and 2011, respectively, and our recurring service fees accounted for 21.4%, 22.8% and 31.2% of our net revenues in 2009, 2010 and 2011, respectively.

The wealth management services industry in China is at an early stage of development and highly fragmented. We intend to capitalize on the market opportunities by further solidifying our leading market position, enhancing our brand recognition, expanding our client base and coverage network, deepening our client penetration and continuing product innovation.

Our business has grown substantially since our inception in 2005. Our coverage network increased from six relationship managers in one city in 2005 to 510 relationship managers in 59 branch offices as of December 31, 2011, while total number of registered clients increased from 930 to 27,144 during the same period. In particular, we achieved significant growth amid the financial crisis in 2008, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. The table below sets forth information relating to the level of select market indices as of the last day of each of the periods presented and our certain performance indicators for each of the periods presented:

	Years Ended December 31,
	2009		2010		2011
	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)
Standard & Poor’s Composite Index(1) (US$)	1,115	23.5	1,258	12.8	1,258	0%
Shanghai Stock Exchange Composite Index(1) (RMB)	3,277	80.0	2,809	(14.3)	2,199	(21.7%)
Our total transaction value (RMB in millions)	5,574	76.8	14,418	158.7	22,586	56.7
Number of our registered clients	9,641	45.9	16,296	69.0	27,144	66.6
Number of our active clients	1,235	16.0	1,631	32.1	3,095	89.8

(1)	Annual closing prices of respective composite indices.

For the past three years, our net revenues increased from US$14.6 million in 2009 to US$37.9 million in 2010 to US$72.2 million in 2011, representing a CAGR of 122.6%. We recorded a net income of US$3.6 million in 2009, a net income of US$11.5 million in 2010 and a net income of US$24.0 million in 2011. The net income amounts have included the impact of non-cash charges relating to the changes in the fair value of derivative liabilities associated with the conversion and change-in-control put option features of our series A preferred shares and share-based compensation in an aggregate amount of US$1.7 million in 2009, US$1.9 million in 2010 and US$2.2 million in 2011.

Our company is a holding company and we operate our business through our PRC subsidiary, Noah Rongyao, our variable interest entity, Noah Investment, and their respective subsidiaries in China. While Noah Rongyao and its subsidiaries conduct most of our businesses, we conduct our insurance brokerage business exclusively through Noah Investment and its subsidiaries. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits. Noah Rongyao and Noah Investment contributed 38.8% and 61.2%, respectively, of our total revenues in 2009 and 89.0% and 11.0%, respectively, of our total revenues in 2010. In 2011, we began to conduct our business through Noah Technology and Noah Xingguang, our newly setup PRC subsidiaries. Our PRC subsidiaries and our variable interest entity contributed 96.6% and 3.4%, respectively, of our total revenues in 2011.

Our Clients

We define our addressable high net worth markets as three categories of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 81.2%, 81.5% and 83.3% of our total revenues in 2009, 2010 and 2011, respectively. Our distribution to enterprise clients accounted for 12.6%, 11.3% and 12.3%, respectively, of our total revenues in 2009, 2010 and 2011, while distribution through wholesale clients accounted for 6.2%, 7.2% and 4.4%, respectively, of our total revenues in the same periods.

The table below sets forth selected statistics of our three categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,						Number of Active Clients for Years Ended December 31,			Total Transaction Value for Years Ended December 31,
	2009		2010		2011		2009	2010	2011	2009	2010	2011
										(RMB in millions)
Individual clients	9,512	(1)	15,857	(1)	26,340	(1)	1,169	1,504	2,896	4,181	10,154	17,618
Enterprise clients	122	(2)	399	(2)	745	(2)	59	104	167	1,212	3,251	3,660
Wholesale clients	7	(3)	40	(3)	59	(3)	7	23	32	181	1,013	1,308

Total	9,641		16,296		27,144		1,235	1,631	3,095	5,574	14,418	22,586

(1)	Represents the aggregate number of our registered individual clients.
(2)	Represents the aggregate number of our registered enterprise clients.
(3)	Represents the number of wholesale clients that have entered into cooperation agreements with us.

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

The number of our registered individual clients increased from 9,512 as of December 31, 2009 to 15,857 as of December 31, 2010 and to 26,340 as of December 31, 2011. The number of registered individual clients who have purchased products distributed by us increased from 3,129 as of December 31, 2009 to 4,200 as of December 31, 2010 and to 6,090 as of December 31, 2011. In 2011, registered individual clients purchased RMB17.6 billion (US$2.7 billion) worth of wealth management products through us, accounting for 78.0% of the aggregate value of wealth management products that we distributed during the same period.

Enterprise Clients

We also extend the distribution of wealth management products to enterprises, primarily SMEs. We define SMEs as enterprises that generate annual revenues of no more than RMB300.0 million (US$45.5 million). The number of our registered enterprise clients has increased in recent years and reached 745 as of December 31, 2011. In 2011, registered enterprise clients purchased RMB3.7 billion (US$0.6 billion) worth of wealth management products through us, accounting for 16.2% of the aggregate value of wealth management products that we distributed during the same period.

Wholesale Clients

We distribute products and provide services to wholesale clients. Our wholesale clients are primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. The number of our wholesale clients has increased in recent years and reached 59 as of December 31, 2011. In 2011, we distributed RMB1.3 billion (US$0.2 billion) worth of wealth management products through our wholesale clients, accounting for 5.8% of the aggregate value of wealth management products that we distributed during the same period.

Our Coverage Network

As of December 31, 2011, our extensive coverage network consisted of more than 500 relationship managers and 59 branch offices, which receive operational support from our headquarters in Shanghai.

Branch Offices and Headquarters

Our branch offices are strategically located in 59 Chinese cities, covering multiple economically developed regions in China, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices include national economic centers such as Beijing, Shanghai and Guangzhou and some of the regional cities known for their well-developed private sectors and wealthy entrepreneurs, such as Wenzhou and Yiwu in Zhejiang province.

The map below shows the distribution of our branch offices as of December 31, 2011:

The table below sets forth selected statistics of our coverage network by regions as of December 31, 2011:

Number of Branch Offices
Yangtze River Delta	23
Pearl River Delta	11
Bohai Rim	8
Other Regions	17

Total	59

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2011, we had 510 relationship managers nationwide, compared to 341 as of December 31, 2010 and 192 as of December 31, 2009.

Our Product Choices

Our product choices currently consist primarily of OTC products originated in China and designed to cater to the needs of high net worth population. We market and distribute the following categories of products supplied by third party product providers, based on the underlying assets class:

•	fixed income products, mainly including collateralized fixed income products sponsored by trust companies and other products that provide investors with fixed rates of return;

•	private equity funds products, including investments in private equity funds sponsored by domestic and internal fund management firms;

•	private securities investment funds, which are privately raised funds investing in publicly traded stocks; and

•	investment-linked insurance products.

Currently approximately 42.7% of the products we distribute consist of fixed income products designed to achieve financial security and capital preservation for our clients. The table below summarizes certain information relating to the transaction value of the different types of products that we distributed during the periods indicated:

	Years Ended December 31,
	2009		2010		2011
	RMB in millions	%	RMB in millions	%	RMB in millions	%
Product type
Fixed income products	3,612	64.8	5,908	41.0	9,638	42.7
Private equity fund products	1,594	28.6	8,264	57.3	10,835	48.0
Private securities investment funds and investment-linked insurance products	368	6.6	246	1.7	2,113	9.3

All products	5,574	100.0	14,418	100.0	22,586	100.0

Among the fixed income products we distribute, wealth management products that have real estate or real estate-related business as their underlying assets accounted for 41.0%, 88.8% and 71.4% of the total transaction value of all fixed income products we distributed in 2009, 2010 and 2011, respectively. Among the private equity fund products we distribute, wealth management products that have real estate or real estate-related business as their underlying assets accounted for 41%, 17.9% and 21.5% of the total transaction value of all private equity fund products we distributed in 2009, 2010 and 2011, respectively.

While OTC products will remain the core products we distribute, we intend to diversify our product choices and distribute non-OTC products, such as mutual funds or other publicly traded wealth management products. In February 2012, Noah Upright received the license for distributing mutual funds from CSRC and altered its scope of business to fund distribution.

Further to the distribution of third-party wealth management products, we have launched our proprietary fund of funds products in 2010. We successfully raised approximately RMB1.2 billion (US$172.0 million) and RMB384.5 million (US$59.5 million) for our private equity fund of funds in 2010 and 2011, respectively.

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products.

Product Providers

We define product providers as the issuers of wealth management products, with which our clients enter into contractual arrangements to purchase products. The product providers we deal with encompass a variety of financial institutions, mainly including trust companies, commercial banks, private equity firms, real estate fund managers, securities investment fund manager and insurance companies. To date, we have distributed products provided by over 80 product providers in China.

Among the various product providers, trust companies supplied the significant portion of the wealth management products distributed by us as of December 31, 2011. Trust companies in China are a type of financial institution, which is regulated by the CBRC and provides wealth management products mostly in the form of “collective fund trust plans,” or trust plans. Current PRC laws and regulations allow qualified investors to subscribe to a trust plan. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Trust Products.” Under a trust plan, the trust company receives funds from the subscribers and invests in pre-disclosed assets or projects to generate returns for the subscribers.

To date, we have worked with most major trust companies in China. Most of the fixed income products and a portion of the securities investment fund products distributed by us were in the form of trust plans. Under fixed income products, trust companies typically use the entrusted funds to provide debt financing to corporate borrowers and distribute interest income and principal payment to the plan subscribers according to pre-determined schedules. In the case of securities investment fund products, trust companies will engage investment fund managers as their advisors and use the entrusted funds to purchase publicly traded stocks or other securities recommended by their advisors.

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

Seasonality

Our revenues, operating expenses and operating cash flow have historically been lower during the first quarter than other quarters. This results from the relatively low level of fund raising activities by corporate borrowers during the Chinese New Year holiday period, which falls within the first quarter each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from sales of newly launched wealth management products in March, which in turn increases our accounts receivables in the first quarter. Such accounts receivables have historically been collected in the second quarter.

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

Insurance

We maintain casualty insurance on some of our assets. We also participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. In addition, we provide group life insurance for all our employees. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

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

On January 31, 2011, the National Development and Reform Commission, or NDRC, issued the Notice on Further Standardizing the Development and Record-filing Administration of Equity Investment Enterprises in Pilot Regions, or NDRC Circular 253. The pilot regions mentioned in the NDRC Circular 253 are Beijing Municipality, Shanghai Municipality, Tianjin Municipality, Jiangsu Province, Zhejiang Province, and Hubei Province. Following the NDRC Circular 253, on November 23, 2011, NDRC issued the Circular on Promoting the Standardized Development of Equity Investment Enterprises, or NDRC Circular 2864, which came into effect on the date of issuance. NDRC Circular 2864 expands the mandatory filing of EIEs nationwide. According to the NDRC Circular 2864, all the EIEs established in PRC are required to be registered with the relevant recordal authorities, in which the EIEs with capital of more than RMB500 million are required to be filed with the NDRC and the EIEs with capital of less than RMB500 million are required to carry filing procedure with the relevant filing administration department at the Provincial People’s Governments. An EIE may raise funds only by private placement and may invest only in non-publicly-traded equity. In making investments, all EIEs are required to conform to national industrial policies, investment policies and macro-control policies, and foreign invested EIEs must carry out verification and approval procedures with the relevant department in charge of development and reform. In addition, an EIE is required to carry out a filing procedure, establish risk control mechanisms, submit annual reports and report significant events. An EIE that fails to abide by the requirements may be ordered to rectify within a specific time period and may be identified as a “non-compliant” enterprise if the rectification is not completed before the time period expires and proclaimed on the website of the relevant filing authorities. In addition, the NDRC Circular 2864 also clarified some ambiguities under Circular 253, set forth various procedures and forms for carrying out the filing, and recommended certain content for the key documents that would accompany a filing submission.

Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity firms registered in the relevant cities or districts that satisfy the specified requirements.

On November 16, 2007, Tianjin Municipal Administration Bureau of Industry and Commerce issued the Opinions on Registration of Private Equity Investment Fund and Private Equity Fund Management Corporation (Enterprise), or the Tianjin Opinions. According to the Tianjin Opinions, private equity investment funds can take the form of corporations, partnerships, contractual arrangements and trusts. The private equity funds management company which takes the form of a limited liability company shall have a registered capital of at least RMB1.0 million cash. The private equity investment management company can engage in entrusted management of private equity investment fund, investing and financing management and related consulting services. On October 16, 2009, Tianjin Municipal Government issued the Measures on Encouraging the Development of Equity Investment Fund, which provides several preferential tax treatments for equity investment funds and equity investment fund management enterprises. Following the NDRC rules on EIEs, in 2011 and early 2012, relevant authorities of Tianjin issued a series of local rules on regulating the EIEs and equity fund management enterprises that have been or to be registered in Tianjin. These rules provided detailed guidance on regulating the establishment, record-filing, contributors of private equity investment funds, as well as the basic responsibilities and duties of private equity fund management enterprises, the association of EIEs, the intermediary agencies and the custodian bank. According to these Tianjin local rules, an EIE that fails to be recorded with the Tianjin Development and Reform Committee is unable to enjoy the local preferential treatment, and an enterprise that fails to be recorded within the specified time limit will be cleaned up by the local Administration Bureau of Industry and Commerce by revoking the business license.

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

We started our fund of funds business by forming a fund of private equity funds as a limited partnership registered in Tianjin in accordance with the relevant laws and regulations. We incorporated a subsidiary in Tianjin to engage in the management of private equity funds, which currently serves as the general partner of the fund of private equity funds.

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

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate our insurance brokerage business through Noah Insurance, a subsidiary wholly owned by Noah Investment. Noah Insurance obtained the requisite insurance brokerage license issued by the CIRC in July 2008, which was subsequently renewed. The renewed license has a term of three years and will expire on July 13, 2013.

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

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate the ancillary-business insurance agency business through Noah Investment, which obtained the requisite license issued by the CIRC in August 2009. The license has a term of three-year and will expire on August 12, 2012. According to relevant regulations, the license shall be renewed two months before the expiration.

Regulations on the Sale of Mutual Funds

On June 9, 2011, the China Securities Regulatory Commission, or the CSRC, promulgated the Administrative Measures on the Sales of Mutual Funds, or the Fund Sales Measures, which became effective on October 1, 2011 and replaced the rules issued by CSRC in 2004.

According to Fund Sales Measures, the activity of sales of the mutual funds shall include the promotion of mutual funds, and the sale, subscription and redemption of units in mutual funds, and other related activities conducted by fund sales agencies. Commercial banks, securities companies, securities investment consultation agencies, independent fund sales agencies and other agencies prescribed by the CSRC may apply to the CSRC for the license related to fund sales. In order to obtain such license, an independent fund sales agency shall meet certain requirements, including, (i) having a paid in capital of no less than RMB20.0 million; (ii) having qualified investors (including legal persons and individuals) defined in the Fund Sales Measures; (iii) having at least 10 qualified employees to engage in a securities business; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

Sales agencies may only engage sales agencies for sale of mutual funds by way of written agreement executed by their headquarters with fund managers. The written agreement shall specify the proportion of remuneration and payment method as well as the rights and obligations of both parties. Fund managers and sales agencies shall charge sales expenses from investors as agreed to in fund contracts and prospectuses, audit such expenses, and record the same faithfully; fund managers and sales agencies may not charge extra expenses to investors unless otherwise agreed in the fund contracts. Fund managers and sales agencies may not apply different rates to different investors without disclosing the same in the prospectuses. Fund sales agencies may charge value-added service fee from the investors by providing value-added services that meet the requirements under the Fund Sales Measures.

Comparing to the prior rules regulating this field, the Fund Sales Measures made some improvements as clarifying the legal nature of fund sales settlement capital, easing conditions for market entry of fund sales agencies, and adding “value-added service charge” to the fund sales.

Currently Noah Upright has obtained the license for distributing mutual funds from CSRC and altered its scope of business to funds distribution.

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such employees are deprived of such vacation time by employers, unless the employees waive such vacation days in writing. Although we are currently in compliance with the relevant legal requirements for terminating employment contracts with employees in our business operation, in the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, provisions of the Labor Contract Law may limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions within such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 2005, which was subsequently revised. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that are not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The current version of the Foreign Investment Catalogue came into effect on January 30, 2012.

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

We do not believe we were a PRC resident enterprise for the year ended December 31, 2011, but we cannot predict whether we may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purpose. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

Business Tax

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from January 1, 2012, the value-added tax will be imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions, of which Shanghai is the first one. Although we are not subject to this new policy currently, there is still possibility that the value-added tax may apply to us in the future if the Pilot Plan extends to our business.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign- invested enterprises were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2011. However, as there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if we will be deemed a PRC resident enterprise for the future years, any dividends distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong enterprise is reduced to 5% from a standard rate of 10%. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Noah HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from Noah Technology and Noah Xingguang respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required under the Administrative Measures. However, according to Notice 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Under these laws and regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles and its subsequent amendments, supplements or implementation rules, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC person, including natural persons and legal persons, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing (including convertible debts financing) or may establish or control such overseas special purpose company prior to registering with the local branch of the SAFE, provided that there are no material capital or equity changes of such overseas special purpose company before the completion of such registration; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company.

Regulations on Stock Incentive Plans

On December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, or the Individual Foreign Exchange Rule, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company issued by SAFE on March 28, 2007. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.

According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. With the SAFE registration certificate for stock incentive plan, the PRC domestic qualified agent shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. Such PRC individuals’ foreign exchange income received from the sale of stock and dividends distributed by the overseas listed company and any other income shall be fully remitted into a special foreign currency account opened and managed by the PRC domestic qualified agent before distribution to such individuals.

The Stock Incentive Plan Rules were promulgated only recently and many issues require further interpretation. We and our employees who have participated in an employee stock ownership plan or stock option plan as “domestic individuals”, or PRC optionees, were subject to the Stock Incentive Plan Rules when our company became an overseas listed company. However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Incentive Plan Rules. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C.	Organizational Structure

We are a Cayman Islands company with subsidiaries and affiliate entities in China and Hong Kong. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China. In September 2007, Noah Investment acquired the 100% equity interest of a company named Shanghai Hongliu Advertisement Co., Ltd., and renamed it Shanghai Noah Investment Consulting Co., Ltd., or Noah Consulting, furthermore, renamed Noah Consulting as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd., or Noah Upright, in February 2012. Noah Upright is in charge of our distribution of mutual funds. In September 2008, Noah Investment incorporated a subsidiary named Shanghai Noah Rongyao Insurance Broker Co., Ltd., or Noah Insurance. In December 2010, Noah Investment acquired the 0.1% equity interest of Noah Insurance from Mr. Zhe Yin at cost and became the sole shareholder of Noah Insurance. Noah Insurance is in charge of our distribution of insurance products.

We incorporated our holding company, Noah Holdings Limited, in the Cayman Islands in June 2007 to facilitate our overseas financing efforts. In August 2007, Noah Holdings Limited incorporated Shanghai Noah Rongyao Investment Consulting Co., Ltd., or Noah Rongyao, our wholly owned subsidiary in China. In January 2011, Noah Holdings Limited incorporated Noah HK, which in turn incorporated wholly owned subsidiary Noah Technology in March 2011 and Noah Xingguang in August 2011, respectively. In September 2011, Noah Holdings Limited incorporated Noah Holdings HK, which has obtained a license from the Securities and Futures Commission of Hong Kong to deal in securities, advise on securities and provide asset management services. In February 2012, Noah Rongyao incorporated Gefei Asset, which is primarily engaged in investment and asset management business. In March 2012, Noah Investment acquired the 100% equity interest of Gefei Asset from Noah Rongyao at cost and became the sole shareholder of Gefei Asset.

Noah Rongyao incorporated Noah Yuanzheng in April 2008 and Tianjin Noah in December 2008, respectively. Both Noah Yuanzheng and Tianjin Noah are primarily engaged in wealth management service business. In March 2010, Noah Yuanzheng incorporated Tianjin Gefei, which is primarily engaged in investment and asset management business. In March 2012, Noah Investment acquired the 100% equity interest of Tianjin Gefei from Noah Yuanzheng at cost and became the sole shareholder of Tianjin Gefei.

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

The following diagram illustrates our current corporate structure:

Notes:

(1)	This entity has obtained a license from the Securities and Futures Commission of Hong Kong to deal in securities, advise on securities and provide asset management services and will engage in overseas wealth management services.
(2)	We may use this entity to conduct the overseas business.
(3)	The six shareholders of Noah Investment include three of our directors, Ms. Jingbo Wang, Mr. Zhe Yin and Mr. Boquan He and three other individuals.
(4)	We currently conduct our business operations of distributing of OTC wealth management products through this entity and its two subsidiaries.
(5)	We currently conduct our insurance brokerage business, fund of funds business, distribution of mutual fund and a small portion of our other wealth management services through this entity and its four subsidiaries.
(6)	We develop our wealth management computer software and distribute a small portion of OTC wealth management products through this entity.
(7)	These entities engage in the distribution of OTC wealth management products.
(8)	This entity engages in the insurance brokerage business.
(9)	This entity has obtained the license for distributing mutual funds from CSRC and will engage in the distribution of mutual fund products.
(10)	These entities engage in the operation and management of our fund of funds business.

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

Exclusive Support Service Agreement. Under the exclusive support service agreement entered into between Noah Investment and Noah Rongyao in September 2007, Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging financing necessary to conduct Noah Investment’s operational activities. Noah Rongyao will provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment shall pay to Noah Rongyao service fees determined based on actual services provided. Noah Rongyao is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment shall pay license fees at the rates set by Noah Rongyao. As of the date of this annual report, Noah Rongyao has not received any service fees from Noah Investment because Noah Rongyao has not provided any service to Noah Investment yet. This agreement has a term of ten years, which will automatically extend for another ten years upon expiry if neither party objects.

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

Our corporate headquarters, consisting of approximately 2,181.3 square meters of leased office space, are located in Shanghai, China. Our 59 branch offices lease approximately 18,575.1 square meters of office space in aggregate.

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

Overview

We are a leading service provider focusing on distributing wealth management products to the high net worth population in China. We distribute OTC wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With more than 500 relationship managers in our 59 branch offices, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta the Bohai Rim and other regions. Since our inception in 2005, we have distributed over RMB47.3 billion (US$7.1 billion) worth of wealth management products in aggregate. The number of our registered clients, which include (i) registered individual clients, (ii) registered enterprise clients and (iii) wholesale clients which have entered into cooperation agreements with us, has grown to 27,144 as of December 31, 2011.

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

We have experienced growth in recent years. For the past three years, our net revenues increased from US$14.6 million in 2009 to US$37.9 million in 2010 and to US$72.2 million in 2011, representing a CAGR of 122.6%. We recorded a net income of US$3.6 million in 2009, a net income of US$11.5 million in 2010 and a net income of US$24.0 million in 2011. The net income amounts have included the impact of non-cash charges relating to change in fair value of derivative liabilities associated with the conversion and liquidation features of our series A preferred shares and share-based compensation in an aggregate amount of US$1.7 million, US$1.9 million and US$2.2 million in 2009, 2010 and 2011, respectively.

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

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients. We have three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. Our core business is distribution of wealth management products to high net worth individuals, which contributed to 81.2%, 81.5% and 83.3% of our total revenues in 2009, 2010 and 2011, respectively. Therefore, the number of our high net worth individual clients is a key factor affecting our results of operations. In addition, an increasing number of high net worth individual clients may also result in a growing number of enterprise clients, as many high net worth individuals in China own or control small and medium enterprises.

We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients” and those registered clients who purchase wealth management products distributed by us during any given period as “active clients” for that period. The cumulative number of our registered clients increased from 9,641 as of December 31, 2009 to 16,296 as of December 31, 2010 and to 27,144 as of December 31, 2011, while the number of our active clients increased from 1,235 in 2009 to 1,631 in 2010 and to 3,095 in 2011. Although we generate no revenue from those registered clients who currently do not purchase products we distribute, with an increasing number of registered clients, we have the opportunity to provide wealth management services and recommend products to a greater number of high net worth individuals, enterprises and wholesale clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products distributed by us. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of wealth management products we distribute, which in turn affects the amount of one-time commissions and recurring service fees we earn. Average transaction value per client refers to the average value of wealth management products distributed by us that are purchased by our active clients during a given period. Our average transaction value per client increased from RMB4.5 million (US$0.7 million) in 2009 to RMB8.8 million (US$1.3 million) in 2010. The average transaction value per client was RMB7.3 million (US$1.1 million) in 2011, a 17.4% decrease from 2010, primarily due to changes in product mix as clients purchased fewer private equity fund products that have higher minimum investment amounts than fixed income products, securities investment funds and investment-linked insurance products.

The increase in our average transaction value per client is partly attributable to the growing value of investable assets owned by China’s high net worth population. In recent years, we have been raising the required level of investable assets when we target high net worth individuals in order to focus our resources on serving the high-end segment of China’s high net worth population. Currently, we expect our registered individual clients to have investable assets (excluding primary residence) with an aggregate value exceeding RMB3.0 million (US$0.5 million). In addition, the increase in our average transaction value per client also reflects the changes in our client mix, as we have an increasing number of enterprise and wholesale clients, which, on average, purchase wealth management products of greater transaction value than individual clients.

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

	Years Ended December 31,
Product Type	2009		2010		2011
	RMB in millions	%	RMB in millions	%	RMB in millions	%
Fixed income products	3,612	64.8	5,908	41.0	9,638	42.7
Private equity fund products	1,594	28.6	8,264	57.3	10,835	48.0
Private securities investment funds and investment-linked insurance products	368	6.6	246	1.7	2,113	9.3

All products	5,574	100.0	14,418	100.0	22,586	100.0

Since 2007, we have significantly increased our distribution of private equity fund products. As we receive recurring service fees over the life cycle of the funds, which typically ranges from five to seven years, our distribution of these products represent a source of steady flow of recurring revenues. The transaction value of private equity fund products is generally higher than that of other products, and as a result, recurring service fees from these products are often higher than those from other products. Our recurring service fees increased from US$3.1 million in 2009 to US$8.6 million in 2010 and to US$22.5 million in 2011. Revenues from distributing fixed income products have increased in the past three years though the percentage of our total revenues decreased in 2010 and 2011 primarily due to the significant increases in revenues from distributing private equity products. From 2009 to 2010, we have materially decreased distribution of securities investment fund products and investment-linked insurance products due to volatilities in the domestic and foreign stock markets, while in 2011, we increased the distribution of these products due to our greater marketing focus on the securities investment fund products and clients’ acceptance of the products. Fees generated from investment-linked insurance products have been insignificant to our financial results in 2009, 2010 and 2011. Therefore, we combine the total value of investment-linked insurance products with that of the securities investment fund products in the table above.

Prior to 2010, we carried out our OTC wealth management product distribution business through both Noah Investment and Noah Rongyao and their subsidiaries. In 2010, we implemented a business plan to streamline the business operations of our subsidiaries and affiliated entities. Pursuant to this plan, starting from 2010, Noah Investment and its subsidiaries mainly focus on the insurance brokerage business, given that one of Noah Investment’s subsidiaries holds an insurance brokerage license, while our PRC subsidiaries, Noah Rongyao and its subsidiaries, Noah Technology and Noah Xingguang mainly carry out our OTC wealth management product distribution business in China. As a result of the implementation of this business plan, the revenues generated by our PRC subsidiaries as a percentage of our total revenues increased from 38.8% in 2009 to 89.0% in 2010 and to 96.6% in 2011. Meanwhile, the revenues generated by Noah Investment and its subsidiaries as a percentage of our total revenues decreased from 61.2% in 2009 to 11.0% in 2010 and to 3.4% in 2011. As Noah Upright was granted a mutual fund distribution license by the CSRC on February 22, 2012 and we are developing our fund sales investment consulting business, we expect that revenues generated by Noah Investment as a percentage of our total revenues may increase in the short term although our insurance brokerage business currently represents an insignificant percentage of our revenues.

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

The number of our employees has increased in recent years, from 359 as of December 31, 2009 to 673 as of December 31, 2010 and to 1,031 as of December 31, 2011. The increase was a result of the growth of our business, in particular our coverage network expansion, as we hired additional relationship managers to staff our new branch offices and to support the growing client base of our existing branch offices. In addition, we need to hire additional personnel at our Shanghai headquarters to support and manage the growth of our business. We plan to continue to expand our coverage network and anticipate that our operating expenses related to employee compensation will increase as a result of hiring new employees.

The number of our branch offices has also increased in recent years. We had 16, 39 and 59 branch offices as of December 31, 2009, 2010 and 2011, respectively. Our rental expenses have also increased in line with the increased number of branch offices.

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

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which range from 5.4% to 5.7% of gross revenue. In 2009, 2010 and 2011, we recorded net revenues of US$14.6 million, US$37.9 million and US$72.2 million, respectively. We derive revenues primarily from the following sources:

•

one-time commissions paid by third party product providers or, for most fixed income products, the underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients; and

•

recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products, including (i) recurring service fees over the life cycle of the private equity funds products previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients; and (ii) recurring service fees for investments in funds focusing on publicly traded stocks and investment-linked insurance products, which are paid on a periodic basis and calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by our clients.

The table below sets forth the amounts of our one-time commissions and recurring service fees in the periods indicated:

	Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
Net Revenues:
One-time commissions	11,443,762	78.6	29,248,348	77.2	49,624,166	68.8
Recurring service fees	3,120,470	21.4	8,615,211	22.8	22,539,160	31.2

Total net revenues	14,564,232	100	37,863,559	100	72,163,326	100

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

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling expenses, general and administrative expenses and other operating income. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%
Operating costs and expenses:
Cost of revenues	2,508,861	17.2	6,570,752	17.4	14,805,431	20.5
Selling expenses	3,168,051	21.8	8,488,457	22.4	19,262,014	26.7
General and administrative expenses	4,435,557	30.5	7,292,577	19.3	13,556,787	18.8
Other operating income	(230,547)	(1.6)	(172,737)	(0.5)	(562,333)	(0.8)

Total operating costs and expenses:	9,881,922	67.9	22,179,049	58.6	47,061,899	65.2

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

Share-Based Compensation Expenses

Our operating costs and expenses include share-based compensation expenses due to grants of stock options to our employees, repurchase of shares from a founder and the vesting of restricted shares by certain of our founders. Share-based compensation expense is recorded in the financial statement line-item corresponding to the nature of services provided by the grantees. Share-based compensation was included in general and administrative expenses for the year ended December 31, 2009 and cost of revenues, selling expenses and general and administrative expenses for the year ended December 31, 2010 and 2011. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2009		2010		2011
	US$	%	US$	%	US$	%

Share options	133,612	0.9	909,446	2.4	2,014,692	2.8
Restricted shares	783,000	5.4	1,310,721	3.5	142,018	0.2

Total share-based compensation	916,612	6.3	2,220,167	5.9	2,156,710	3.0

Share Options. We adopted a share incentive plan in 2008 and another share incentive plan in 2010.

On March 2, 2009, we granted options to purchase a total of 130,000 shares to certain employees at an exercise price of US$1.12 per share, 20,000 of which were later forfeited.

On March 11, 2010, we granted options to purchase a total of 639,000 ordinary shares to certain executive officer and other employees at an exercise price of US$5.58 per share, 150,000 of which were later replaced by non-vested restricted shares of the same amount and 28,865 of which were later forfeited.

On July 20, 2010, we granted options to purchase a total of 163,300 ordinary shares to certain employees at an exercise price of US$7.38 per share, 23,800 of which were later forfeited.

On October 11, 2010, we granted options to purchase a total of 7,000 ordinary shares to certain employees at an exercise price of US$7.38 per share.

On October 18, 2010, we granted options to purchase a total of 235,100 ordinary shares to certain executive officer and employees at an exercise price of US$19.00 per share, 26,201 of which were later forfeited.

On June 28, 2011, we granted options to purchase a total of 348,100 ordinary shares to certain executive officers and employees at an exercise price of US$20.50 per share, 48,801 of which were later forfeited.

On July 7, 2011, we granted options to purchase a total of 42,100 ordinary shares to certain employees at an exercise price of US$20.50 per share.

All of above options have a four-year vesting schedule with 25% of each option vesting on the first anniversary of the applicable grant date and the remainder vesting ratably over the next 36 months.

In addition, we granted options to purchase a total of 18,000 ordinary shares to our independent director on November 9, 2010. These options have a two-year vesting schedule with 25% of the options vesting on November 9, 2010, 25% vesting on the first anniversary date and the remaining 50% on the second anniversary date. On November 1, 2011, we granted options to purchase a total of 16,000 ordinary shares to our newly appointed independent directors. These options have a two-year vesting schedule with 25% of the options vesting on the vesting commencement date, 50% shall vest on the first anniversary date and the remaining 25% shall vest on the second anniversary date.

We recorded US$133.6 thousand, US$794.7 thousand and US$2,014.7 thousand for share-based compensation expenses related to share options expenses in 2009, 2010 and 2011, respectively. No options were exercised during 2009 and 2010 and 66,961 share options were exercised during 2011. As of December 31, 2011, there was US$7.2 million of total unrecognized compensation expenses related to unvested share options granted under our share incentive plan, which are expected to be recognized over a weighted-average period of 2.53 years.

Restricted Shares. In connection with our issuance and sale of series A preferred shares in September 2007, a total of 10,800,000 ordinary shares held by certain of our founders were designated as restricted shares and became subject to our repurchase right at par value for a period of four years. We recorded US$0.8, US$1.4 million and nil in share-based compensation expenses related to these restricted shares for 2009, 2010 and 2011, respectively. These restrictions were removed in June 2010, in connection with which, unrecognized share-based compensation of US$0.9 million as of the modification date was immediately recognized as an expense in the consolidated statements of operations. On October 18, 2010, we issued 150,000 ordinary shares with restrictions on voting and dividend rights to an executive officer for US$0.8 million pursuant to our 2008 share incentive plan. As of December 31, 2011, there was US$0.3 million in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.58 years.

Gain (Loss) on Change in Fair Value of Derivative Liabilities

Prior to June 2010, the redemption provisions of the series A preferred shares permitted a holder to redeem the shares at a redemption price per share equal to the greater of: (1) issue price plus a compounded 5% return per annum, or (2) the fair market value of the series A preferred shares. The ability to redeem the series A preferred shares provided shareholders with the means to net settle the shares and caused the conversion feature and put option to be combined as a compound derivative, bifurcated from the series A preferred shares and recognized at fair value with changes in fair value recorded in earnings. Consequently, we recorded a loss on change in fair value of derivative liabilities of US$0.8 million for the years ended December 31, 2009 and a gain on change in fair value of derivative liabilities of US$0.4 million for the year ended December 31, 2010. In June 2010, the aforementioned redemption provision was modified to remove the option to settle the series A preferred shares at fair value and permit redemption only at the issue price plus a compounded 5% return per annum. All other terms of the series A preferred shares remained the same. As a result of the modification, we determined that the conversion feature and put option could no longer be net settled and, as such, were no longer derivatives. Accordingly, we derecognized the compound derivative by reclassifying the fair value of the derivative liability as of the modification date of US$2.2 million to additional paid-in-capital as we deemed the modification to be a transaction among shareholders. Upon completion of our IPO in November 2010, the Series A Shares were converted into ordinary shares. We did not record any charges related to the Series A Shares for the year ended December 31, 2011.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Our subsidiaries, Noah Rongyao, Noah Technology and Noah Xingguang, our variable interest entity, Noah Investment, and their respective subsidiaries were established in the PRC and as such are subject to business tax, education surtax and urban maintenance and construction tax on the services provided in the PRC. Such taxes are primarily levied based on revenues at rates ranging from 5.4% to 5.7% and are recorded as a reduction of revenues. Business tax and related surcharges of US$0.8 million, US$2.2 million and US$4.2 million are deducted from our total revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

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

For more information on PRC tax regulations, see “Item 4. Information on the Business—Business Overview—Regulations—Regulations on Tax.”

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

Multiple element arrangements. We enter into multiple element arrangements when a third-party product provider or underlying corporate borrowers engages us to provide both wealth management marketing and recurring services. We adopted the provision of FASB Accounting Standards Update 2009-13 for all periods presented in accounting for our multiple element arrangements. Both services represent separate units of accounting. We have vendor specific objective evidence of fair value for our wealth management marketing services as we provide such services on a stand-alone basis. We have not sold our recurring services on a stand- alone basis. However, the fee to which we are entitled is consistently priced at a fixed percentage of the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. As such, we have established fair value as the fixed percentage in such arrangements and believe it represents our best estimate of the selling price at which we would transact if the recurring services were sold regularly on a standalone basis. We allocate arrangement consideration based on fair value, which is equivalent to the percentages charged for each of the respective units of accounting, as described above. Revenues for the respective units of accounting are also recognized in the same manner as described above. If the estimated selling price for recurring services increased (or decreased) by 1%, the revenue allocated to this revenue element would increase (decrease) by 0.1% to 0.5% or by a dollar amount between US$8,618 to US$43,089 for the year ended December 31, 2010 or by a dollar amount between US$13,856 to US$69,279 for the year ended December 31, 2011.

We recognize revenues from our recurring services on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

Share-Based Compensation

We recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

We utilize the Black-Scholes valuation model in determining the fair value of options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, and the pre-vesting option forfeiture rate. Expected life is based on historical exercise patterns, which we believe are representative of future behavior, or calculated by using the simplified method. The computation of expected volatility is based on a combination of our own historical stock price volatility, historical and implied volatility of comparable companies from a representative peer group based on industry. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical patterns of our stock options granted, exercised and forfeited. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 11—“Share-based compensation” in the consolidated financial statements for additional information. Any change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

	Years Ended December 31,
	2009	2010	2011
	US$	US$	US$
Revenues
Third-party revenues	14,257,047	30,996,179	63,636,367
Related-party revenues	1,145,535	9,068,669	12,724,077

Total Revenues	15,402,582	40,064,848	76,360,444
Less: business taxes and related surcharges	(838,350)	(2,201,289)	(4,197,118)

Net Revenues	14,564,232	37,863,559	72,163,326

	Years Ended December 31,
	2009	2010	2011
	US$	US$	US$

Operating cost and expenses:
Cost of revenues	(2,508,861)	(6,570,752)	(14,805,431)
Selling expenses	(3,168,051)	(8,488,457)	(19,262,014)
General and administrative expenses	(4,435,557)	(7,292,577)	(13,556,787)
Other operating income	230,547	172,737	562,333

Total operating cost and expenses	(9,881,922)	(22,179,049)	(47,061,899)

Income from operations:	4,682,310	15,684,510	25,101,427

Other income (expenses):
Interest income	57,622	179,069	1,953,619
Other (expense) income, net	(15,088)	(23,855)	128,425
Investment income	358,824	281,076	1,368,358
Foreign exchange (loss) gain	—	(129,205)	3,218,876
Gain (loss) on change in fair value of derivative liabilities	(796,500)	354,000	—

Total other income (expenses)	(395,142)	661,085	6,669,278

Income before taxes and loss from equity in affiliates	4,287,168	16,345,595	31,770,705
Income tax expense	(638,755)	(4,790,089)	(7,779,408)
Loss from equity in affiliates, net of taxes	—	(25,137)	(21,347)

Net income (loss) attributable to Noah shareholders	3,648,413	11,530,369	23,969,950

Except for the expenses recorded by Noah Holdings Limited, our holding company, the substantial majority of our revenues and expenses are conducted in Renminbi. As a result, the appreciation or depreciation in the average Renminbi to U.S. dollar exchange rate has a correlative effect on our financial results reported in U.S. dollar without taking into account any underlying changes in our business or results of operations. During the years ended December 31, 2009, 2010 and 2011, the average Renminbi to U.S. dollar exchange rate increased by 1.6%, 0.9% and 4.6% as compared to the average exchange rate in the preceding period, respectively. As such, excluding the income statement effects of all forms of share-based compensation and loss on change in fair value of derivative liabilities which are recorded by the holding company, our revenues, expenses, income from operations and net income (loss) attributable to ordinary shareholders increased by the same percentages, without giving effect to any changes in our business or results of operations.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues increased by 90.6% from US$37.9 million for the year ended December 31, 2010 to US$72.2 million for the year ended December 31, 2011. This increase was attributable to an increase of US$20.4 million in one-time commissions and an increase of US$13.9 million in recurring service fees.

Our one-time commissions increased by 69.7% from US$29.2 million for the year ended December 31, 2010 to US$49.6 million for the year ended December 31, 2011, primarily as a result of a significant increase in aggregate value of wealth management products distributed by us. For the year ended December 31, 2011, we had 3,095 active clients, as compared to 1,631 active clients for the year ended December 31, 2010. The average transaction value per client decreased from RMB8.8 million (US$1.3 million) in 2010 to RMB7.3 million (US$1.1 million) for 2011, primarily due to changes in product mix as clients purchased fewer private equity fund products that have higher minimum investment amounts than fixed income products, securities investment funds and investment-linked insurance products.

Our recurring service fees increased by 161.5% from US$8.6 million in 2010 to US$22.5 million in 2011, primarily due to the cumulative effect of private equity fund and securities investment fund products distributed previously. Recurring service fees for private equity fund products during a specific period are calculated as a percentage of the total value of investments in the underlying funds we distributed to clients which are still active. While the average fee rates of the recurring service fees we received from the private equity fund products remained at the same level for 2011, the total value of underlying funds with respect to which we received recurring services fees increased by RMB10.3 billion from 2010 to 2011.

Operating Costs and Expenses. Our total operating costs and expenses increased by 112.2% from US$22.2 million in 2010 to US$47.1 million in 2011, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses.

•

Cost of Revenues. Cost of revenues increased by 125.3% from US$6.6 million in 2010 to US$14.8 million in 2011, primarily due to an increase of US$7.7 million in the compensation paid to our relationship managers as a result of the increased number of relationship managers in line with our expansion.

•

Selling Expenses. Our selling expenses increased by 126.9% from US$8.5 million in 2010 to US$19.3 million in 2011, primarily due to (i) an increase of US$6.5 million in the personnel expenses in relation with general marketing efforts, including US$0.6 million in share-based compensation expenses, (ii) an increase of US$1.2 million in rental expenses as a result of the increased number of branch offices and (iii) an increase of US$0.4 million in office expenses as a result of our network expansions.

•

General and Administrative Expenses. Our general and administrative expenses increased by 85.9% from US$7.3 million in 2010 to US$13.6 million in 2011, primarily due to (i) an increase of US$2.5 million in employee compensation expenses as a result of our expansion, offset by a decrease of US$0.8 million in share-based compensation expenses, (ii) an increase of US$0.5 million in rental expenses as a result of our expansion and (iii) an increase of US$0.8 million in expenses related to employee activities and trainings.

Interest Income. Interest income increased by 991.0% from US$179.1 thousand in 2010 to US$2.0 million in 2011, primarily due to the increased balance of cash and cash equivalents resulting from our operating activities and the proceeds of our initial public offering.

Investment Income. Investment income increased by 386.8% from US$281.1 thousand in 2010 to US$1.4 million in 2011, primarily attributable to the higher investment in held-to-maturity securities in 2011.

Foreign Exchange Gain. Foreign exchange gain increased from US$0.1 million loss in 2010 to US$3.2 million gain in 2011, primarily attributable to the appreciation of the Renminbi against the U.S. dollar.

Income Tax Expense. Income tax expense increased by 62.4% from US$4.8 million in 2010 to US$7.8 million in 2011. The increase was primarily attributable to an increase in taxable income.

Net Income. Net income increased by 107.9% from US$11.5 million in 2010 to US$24.0 million in 2011.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recently Issued Accounting Standards

On May 12, 2011, the Financial Accounting Standards Board, or FASB issued Accounting Standards Update, or ASU, 2011-04. The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board, or IASB to develop a single, converged fair value framework—that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between the ASU and its international counterpart, IFRS 13. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. We do not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. We do not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely deferred certain provisions of ASU 2011-05 that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). During the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220. The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05. We do not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our series A preferred shares and net proceeds from our initial public offering. Our principal uses of cash for the years ended December 31, 2009, 2010 and 2011 were for operating activities, primarily employee compensation and rental expenses. As of December 31, 2011, we had US$136.9 million in cash and cash equivalents, consisting of cash on hand and demand deposits with an original maturity of three months or less from date of purchase. As of December 31, 2011, we had no bank borrowings. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to US$8,947,586 and US$32,066,975 as of December 31, 2010 and 2011, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
	US$	US$	US$

Net cash provided by operating activities	7,120,355	21,431,109	21,286,622
Net cash used in investing activities	(2,742,926)	(6,149,500)	(20,818,246)
Net cash provided by financing activities	—	105,142,505	680,695
Effect of exchange rate changes	6,918	729,809	2,440,571
Net increases in cash and cash equivalents	4,384,347	121,153,923	3,589,642
Cash and cash equivalents at the beginning of the period	7,731,424	12,115,771	133,269,694
Cash and cash equivalents at the end of the period	12,115,771	133,269,694	136,859,336

Operating Activities

Net cash provided by operating activities in 2011 was US$21.3 million, primarily as a result of a net income of US$24.0 million, adjusted by non-cash charges from operating activities of US$3.2 million, which primarily included share-based compensation expenses of US$2.2 million and depreciation of US$1.0 million. Additional major factors that affected operating cashflows in 2011 included an increase in income taxes payable of US$4.6 million due to income tax accrued but not paid in 2011 and an increase in accounts receivable of US$5.1 million.

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

We typically received most of one-time commissions and recurring service fees after they accrued and we have no bad debt. Our accounts receivable amounted to US$59,020, US$1.1 million and US$6.2 million as of December 31, 2009, 2010 and 2011, respectively. The increase in accounts receivable was primarily due to higher revenues as a result of an increase in aggregate value of wealth management products distributed by us.

Investing Activities

Net cash used in investing activities in 2011 was US$20.8 million primarily attributable to investments in held-to-maturity securities of US$20.4 million, purchases of property and equipment of US$3.6 million and investment in affiliates of US$1.6 million, while partially offset by proceeds from sale of held-to-maturity securities of US$4.8 million.

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

Financing Activities

Net cash provided by financing activities was US$0.7 million in 2011 due to the proceeds from issuance of ordinary shares upon exercise of stock options by our employees.

Net cash provided by financing activities was US$105.1 million in 2010 due to the net proceeds from our initial public offering. We did not have any financing activities in 2009.

Capital Expenditures

Our capital expenditures were US$0.2 million, US$1.2 million and US$3.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease	7,493	3,876	3,617	—	—

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	39	Co-founder, chairman and chief executive officer
Zhe Yin	38	Co-founder, director and vice president
Boquan He	51	Co-founder and director
Chia-Yue Chang	51	Director
Steve Yue Ji	39	Director
May Yihong Wu	44	Independent director
Shuang Chen	44	Independent director
Shusong Ba	42	Independent director

Directors and Executive Officers	Age	Position/Title
Ji Liu	76	Independent director
Tao Thomas Wu	47	Chief financial officer
Qi Jia	37	Chief information officer
Harry B. Tsai	50	Chief operating officer
Ye Tang	42	Client service director

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

Ms. Chia-Yue Chang has been our director since August 2007 and the chief executive officer of Noah Upright since 2011. Ms. Chang has over 20 years of experience in the asset management industry with in-depth knowledge about developing business in a dynamic financial world. Ms. Chang was the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Company. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Steve Yue Ji has been our director since August 2007. From 2005 to now, Mr. Ji has served as a partner of Sequoia Capital China for venture capital investment. Mr. Ji currently serves as a director of several non-public portfolio companies of Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji worked for Seagate Technology China. Mr. Ji received a MBA degree from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995.

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

Mr. Shuang Chen has served as our independent director since November 2010. Mr. Chen is currently the executive director and chief executive officer of China Everbright Limited, a company listed in Hong Kong Stock Exchange (HK#0165). Mr. Chen is also a director of China Everbright Holdings Company Limited and the general manager of its legal department, the deputy general manager of the legal department of China Everbright Group Limited. Mr. Chen is a director of Everbright Securities Company Limited, a company listed in Shanghai Stock Exchange (SH601788). Mr. Chen holds a master of laws degree from East China University of Political Science and Law and a diploma in legal studies from the School of Professional and Continuing Education of the University of Hong Kong. Mr. Chen is a qualified lawyer in the PRC and a senior economist. Prior to joining China Everbright Group, Mr. Chen was the chief of the legal department of Bank of Communications. Mr. Chen has over 19 years of extensive experience in commercial banking and investment banking industry.

Mr. Shusong Ba has been our independent director since November 2011. Mr. Ba is currently a deputy director of the Research Institute of Finance under the Development Research Center of China’s State Council. Mr. Ba also serves various key positions in the public and private sectors, including as the chief economist of China Banking Association, an advisor to the examination board of the China Banking Regulatory Commission and a member of the Mutual Fund Specialists Committee of the China Securities Regulatory Commission. Mr. Ba holds a Ph.D. in economics from Central University of Finance and Economics, a master’s degree and a bachelor’s degree from Huazhong University of Science and Technology.

Mr. Ji Liu has been our independent director since November 2011. Mr. Liu has been an honorary president of China Europe International Business School, or CEIBS, a leading business school in China, and chairman of CEIBS Education Development Foundation since 2005. From 1999 to 2004, Mr. Liu was President, and later Executive President, of CEIBS. Mr. Liu holds a bachelor’s degree in power mechanical engineering from Tsinghua University.

Mr. Tao Thomas Wu has been our chief financial officer since March 2010. Prior to joining our company, from March 2007 to February 2010, Mr. Wu was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. He is currently an independent director of 7 Days Group Holding Limited, a company listed on the New York Stock Exchange. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in May 1987.

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

Mr. Harry B. Tsai has been our chief operating officer since January 2012. Prior to joining our company, he was the executive vice president of Yuanta Securities of Taiwan since July 2008. Prior to that, Mr. Tsai served as the chief operating officer of ABN AMRO China from July 2004 to July 2008. Mr. Tsai has been working in the finance industry since 1989. Mr. Tsai holds a master’s degree of science in chemical engineering from University of Southern California. Mr. Tsai also holds an MBA in finance from University of Illinois, Urbana-Champaign.

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

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB6.2 million (US$1.0 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers—Share Incentive Plans.”

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

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of the date of this annual report, options and restricted shares to purchase an aggregate number of 979,151 ordinary shares have been granted and are outstanding. The following table summarizes, as of the date of this annual report, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price (US$/share)		Date of Grant	Date of Expiration
Tao Thomas Wu		*	12.12	**	October 18, 2010	October 18, 2020
Qi Jia		*	5.58		March 11, 2010	March 11, 2020
Ye Tang		*	1.12		August 19, 2008	August 19, 2018
Other Individuals as a Group	80,230		1.12		March 2, 2009	March 2, 2019
Other Individuals as a Group	401,163		5.58		March 11, 2010	March 11, 2020
Other Individuals as a Group	127,967		7.38		July 20, 2010	July 20, 2020
Other Individuals as a Group	7,000		7.38		October 11, 2010	October 11, 2020
Other Individuals as a Group	187,791		12.12	**	October 18, 2010	October 18, 2020

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price from US$19.00 to US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of the date of this annual report, the outstanding restricted shares issued to an executive officer under the 2008 plan.

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

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 2,315,000 shares. As of the date of this annual report, options and restricted shares to purchase an aggregate of 375,399 ordinary shares have been granted and are outstanding.

As of the date of this annual report, we had granted options to purchase a total of 34,000 ordinary shares to our independent directors under the 2010 plan. 18,000 among these options have a two-year vesting schedule with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary and the remaining 50% on the second anniversary, and 16,000 among these options have a two-year vesting schedule with 25% of the options vesting on the vesting commencement date, 50% vesting on the first anniversary and the remaining 25% vesting on the second anniversary.

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

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors in November 2010. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. May Yihong Wu, Mr. Shuang Chen, and Mr. Shusong Ba, and is chaired by Ms. May Yihong Wu. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. May Yihong Wu, Mr. Shuang Chen and Mr. Boquan He, and is chaired by Mr. Boquan He. Each member of our compensation committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. May Yihong Wu, Mr. Shuang Chen and Mr. Ji Liu, and is chaired by Mr. Shuang Chen. Each member of our corporate governance and nominating committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 359, 673 and 1,031 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of December 31, 2011:

Functional Area	Number of Employees	% of Total
Relationship managers	510	49.5
Corporate management and administrative personnel	121	11.7
Product development	45	4.4
Sales and marketing	355	34.4

Total	1,031	100.0

Of our employees as December 31, 2011, 330 were located in Shanghai and 701 in other cities in China.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of the date of this annual report, we had 28,052,008 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number		%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,880,000		24.5
Zhe Yin(3)	1,660,000		5.9
Boquan He(4)	2,300,000		8.2
Chia-Yue Chang(5)	2,200,000		7.9
Steve Yue Ji(6)	5,900,000		21.0
May Yihong Wu		*		*
Shuang Chen		*		*
Shusong Ba		*		*
Ji Liu		*		*
Tao Thomas Wu		*		*
Qi Jia		*		*
Harry B. Tsai	—		—
Ye Tang		*		*
All Directors and Officers as a Group	19,059,339		67.7

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,880,000		24.5
Funds affiliated with Sequoia Capital China(8)	5,900,000		21.0
Quan Investment Co., Ltd.(9)	2,300,000		8.2
Jia Investment Co., Ltd.(10)	2,200,000		7.9
Yin Investment Co., Ltd.(11)	1,660,000		5.9

Notes:

*	Less than 1%.

(1)	Except for Messrs Boquan He and Steve Yue Ji and Ms. Chia-Yue Chang, the business address of our directors and executive officers is c/o 6th Floor, Times Finance Center, No. 68 Middle Yincheng Road, Pudong, Shanghai 200120, People’s Republic of China.
(2)	Represents 6,880,000 ordinary shares held by Jing Investors Co., Ltd. Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The number of ordinary shares beneficially owned by Ms. Jingbo Wang and the information provided in this footnote is as of December 31, 2011.
(3)	Represents 1,660,000 ordinary shares held by Yin Investment Co., Ltd. Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 2,300,000 ordinary shares held by Quan Investment Co., Ltd. Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents 2,200,000 ordinary shares held by Jia Investment Co., Ltd. Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The residence address of Ms. Chang is W37, No.1, Long Dong Building, Pudong, Shanghai 201203, People’s Republic of China.
(6)	Represents 4,646,840 ordinary shares held by Sequoia Capital China I, L.P., 533,950 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 719,210 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. Mr. Ji is a managing director of Sequoia Capital China, an affiliate of the three Sequoia China funds. Mr. Ji disclaims beneficial ownership with respect to the shares held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address for Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.
(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(8)	Represents 4,646,840 ordinary shares held by Sequoia Capital China I, L.P., 533,950 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 719,210 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Neil Nan Peng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares in our company held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. and Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.
(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of the date of this annual report, 6,625,000 of our ordinary shares were held by one record holders in the United States, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Loan Agreements

In October 2007, each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao. The principal amounts of the loans to these shareholders were RMB27.0 million (US$4.0 million) in aggregate. The loans were solely for their respective investment in the equity interests in Noah Investment. These loans were subsequently restructured in June 2009 through loans funded by Noah Rongyao and then granted to such shareholders by an intermediary bank. Back-to-back arrangements were entered into between the bank and Noah Rongyao such that all the bank’s risks associated with the loans were borne by Noah Rongyao. Each of these bank loans has the same principal amount as the initial loans provided by Noah Rongyao, having a term of three years and bearing no interest. The loan agreements will expire in June 2012 and are expected to be renewed.

Transactions with Shareholders and Affiliates

In 2010, we entered into a financial advisory service agreement with Sequoia Capital Management (Tianjin) Co., Ltd. Under the agreement, we provide services for the formation and management of funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and 50.0% of the management fees charged by Sequoia Capital Management (Tianjin) Co., Ltd. as our recurring service fee. In 2010, we recorded US$4.5 million as fund initial capital raising commission and US$2.1 million management fee. In 2011, we recorded US$0.4 million one-time commission and US$5.9 million management fee. The transaction was conducted in the ordinary course of business.

In May 2010, we started an RMB501.1 million (US$73.9 million) fund of private equity funds in an effort to develop our proprietary wealth management products. An equity fund in the form of a limited liability partnership, Tianjin Gefeixin Equity Investment Partnership (limited partnership), or Tianjin Gefeixin, was established in the PRC and our subsidiary Tianjin Gefei was appointed as the fund’s general partner. Pursuant to the partnership agreement, Tianjin Gefei agreed to purchase an RMB5.0 million (US$0.7 million) equity interest in Tianjin Gefeixin, representing 1.0% of Tianjin Gefeixin’s total equity interests. So far, Tianjin Gefei has paid up 75% of its capital commitments. From then on, six equity funds in the form of limited liability partnerships were established in the PRC and our subsidiary Tianjin Gefei was appointed as the funds’ general partner:

(i) in November 2010, Tianjin Gefeitaimei Equity Investment Partnership (limited partnership), or Tianjin Gefeitaimei, was established in the PRC in the form of a limited liability partnership with registered capital of RMB42.0 million (US$6.2 million). Our subsidiary Tianjin Gefei paid RMB2.0 million (US$0.3 million) in exchange for a 4.8% equity interest as the fund’s general partner pursuant to a partnership agreement;

(ii) in December 2010, two equity funds in the form of limited liability partnerships, Tianjin Gefeijiye Equity Investment Partnership (limited partnership) or Tianjin Gefeijiye, and Tianjin Gefeixingye Equity Investment Partnership (limited partnership), or Tianjin Gefeixingye, were established in the PRC with registered capital of RMB519.2 million (US$76.7 million) and RMB286.7 million (US$45.6 million), respectively. Our subsidiary Tianjin Gefei is the funds’ general partner. Pursuant to the partnership agreements, Tianjin Gefei agreed to purchase RMB5.2 million (US$0.8 million) and RMB2.7 million (US$0.4 million) equity interests in Tianjin Gefeijiye and Tianjin Gefeixingye, respectively, representing 1.0% and 0.9% of Tianjin Gefeijiye and Tianjin Gefeixingye’s total equity interests, respectively. So far, Tianjin Gefei has paid up 50% and 50% of its capital commitments, respectively;

(iii) in April 2011, Tianjin Gefeijia’an Equity Investment Partnership (limited partnership), or Tianjin Gefeijia’an, was established in the PRC in the form of a limited liability partnership with registered capital of RMB153.0 million (US$24.3 million). Pursuant to the partnership agreements, Tianjin Gefei agreed to purchase RMB1.0 million (US$0.2 million) equity interests in Tianjin Gefeijia’an, representing 0.7% of Tianjin Gefeijia’an’s total equity interests. So far, Tianjin Gefei has paid up 60% of its capital commitments;

(iv) in July 2011, Kunshan Gefeijiahui Equity Investment Center (limited partnership), or Kunshan Gefeijiahui, was established in the PRC in the form of a limited liability partnership with registered capital of RMB108.6 million (US$17.3 million). Pursuant to the partnership agreements, Tianjin Gefei agreed to purchase RMB1.1 million (US$0.2 million) equity interests in Kunshan Gefeijiahui, representing 1.0% of Kunshan Gefeijiahui’s total equity interests. So far, Tianjin Gefei has paid up 100% of its capital commitments;

(v) in December 2011, Kunshan Gefeijinyong Equity Investment Center (limited partnership), or Kunshan Gefeijinyong, was established in the PRC in the form of a limited liability partnership with registered capital of RMB108.1 million (US$17.2 million). Pursuant to the partnership agreements, Tianjin Gefei agreed to purchase RMB1.1 million (US$0.2 million) equity interests in Kunshan Gefeijinyong, representing 1.0% of Kunshan Gefeijinyong’s total equity interests. So far, Tianjin Gefei has paid up 20% of its capital commitments.

As of December 31, 2011, the size of our funds of private equity funds was RMB1.5 billion (US$0.2 billion). In 2011, we recorded an aggregate of US$2.1 million of one-time commissions and recurring service fees for raising and managing these funds.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

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

Dividend Policy

We did not pay cash dividends in 2009, 2010 or 2011. On February 28, 2012, we announced our first cash dividend of US$0.14 per ADS, or $0.28 per ordinary share. The dividend was paid on or about April 15, 2012 to holders of ordinary shares (which would include holders of ADSs) of record as of the close of business on March 30, 2012, with the cash of our holding company rather than the cash from our PRC subsidiaries. Declaration and payment of future dividends is at the discretion of the Board and may be adjusted as the Board may deem necessary or appropriate in the future.

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

In 2011, the trading price of our ADSs on the New York Stock Exchange ranged from US$5.73 to US$20.00 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price (US$)
	High	Low
2010	20.68	14.05
Fourth quarter	20.68	14.05
2011	20.00	5.73
First quarter	20.00	12.67
Second quarter	18.45	9.67
Third quarter	14.68	7.96
Fourth quarter	9.50	5.73
Monthly Highs and Lows
October 2011	9.50	7.33
November 2011	9.09	6.56
December 2011	8.74	5.73
January 2012	6.98	5.75
February 2012	8.87	6.11
March 2012	8.84	7.27
April 2012 (through April 24, 2012)	8.80	6.86

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2011 Revision), insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries, Noah Rongyao, will be subject to a 10% withholding tax; in addition, we may enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah HK, according to Tax Arrangement between mainland and Hong Kong. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Tax.”

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The PRC Enterprise Income Tax Law implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2011.

However, since the PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Zhong Lun Law Firm advises us that although our company is not controlled by any PRC company or company group, we may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law. Zhong Lun Law Firm further advises us that if we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions for any subsequent taxable year.

In addition, the PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. Zhong Lun Law Firm advises us that if we are deemed to be a PRC resident enterprise for any subsequent taxable year, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law. If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely impacted due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.

Material United States Federal Income Tax Considerations

The following is a summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (described below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the “Code.”

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

Passive Foreign Investment Company Considerations

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

Although the law in this regard is unclear, we treat Noah Investment as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate the results of Noah Investment’s operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Noah Investment for United States federal income tax purposes, we may be treated as a PFIC for our taxable year ending on December 31, 2012 and any subsequent taxable years.

Accordingly, assuming that we are the owner of Noah Investment for United States federal income tax purposes, we believe that we primarily operate an independent wealth management product distribution business in China and do not expect to be a PFIC for the current taxable year. Our expectation is based on the value of our ADSs and outstanding ordinary shares during the year and on our use of the cash that we held and generated in the ordinary course of our business throughout the taxable year ended 2011. Despite our expectation, there can be no assurance that we will not be a PFIC for 2012 or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the U.S. Internal Revenue Service will agree with us.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC for 2012 or any subsequent taxable year due to changes in our asset or income composition. Because we value our goodwill based on the market value of our equity for these purposes, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will become subject to special tax rules discussed below.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates applicable to ordinary income provided that certain holding period requirements are met. We will be treated as a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. In 2010, our ADSs were approved for listing on the New York Stock Exchange. We believe that our ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, or EIT law, we believe that we would be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. (See “—People’s Republic of China Taxation” above.) Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

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

•

amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for information concerning our dividend policies and our payment of dividends. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a discussion of the process by which dividends are paid on our ordinary shares. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The renminbi appreciated by 4.6% against the U.S. dollar in 2011. There still remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2011, we had an RMB or HKD denominated cash balance of US$117.0 million and a U.S. dollar denominated cash balance of US$19.8 million. Assuming we had converted the U.S. dollar denominated cash balance of US$19.8 million as of December 31, 2011 into RMB at the exchange rate of US$1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB124.9 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2011, we had US$ 20.7 million in short-term investments with a weighted average duration of approximately 0.4 year.

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

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

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

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may offset the amount of the depositary fees from any distribution to be made to the ADS holder.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Pursuant to the agreement with the depositary, a reimbursement of US$1.2 million, net of applicable U.S. withholding tax, was paid by the depositary in 2011 for our expenses incurred in connection with the establishment and maintenance of the ADS program, which amount was recorded as other current liability and other non-current liabilities in the consolidated balance sheet as of December 31, 2011.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Noah Holdings Limited:

We have audited the internal control over financial reporting of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 25, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 25, 2012

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of the three members of our audit committee is an audit committee financial expert.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.	CODE OF ETHICS

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

	For the Year Ended December 31,
	2010	2011
	(US$)
Audit fees(1)	500,000	795,024

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Noah Holdings Limited and its subsidiaries and consolidated affiliated entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333–171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333–171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

Exhibit Number	Description of Document

4.3	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	English translation of the Exclusive Option Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6	English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Jingbo Wang, dated June 25, 2009 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.10	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Zhe Yin, dated June 25, 2009 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.11	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Boquan He, dated June 25, 2009 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.12	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Yan Wei, dated June 25, 2009 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

4.13	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Qianghua Yan, dated June 25, 2009 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.14	English translation of Entrusted Loan Agreement between Shanghai Branch of China Minsheng Bank and Xinjun Zhang, dated June 25, 2009 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

8.1*	List of Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with the Annual Report on Form 20-F.
***	To be furnished by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name: Jingbo Wang
Title: Chairman and Chief Executive Officer

Date: April 25, 2012

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2009, 2010 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China

April 25, 2012

Noah Holdings Limited

Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of December 31,
	2010	2011
	$	$
Assets
Current assets:
Cash and cash equivalents	133,269,694	136,859,336
Restricted cash	75,758	79,442
Short-term investments	2,272,727	20,714,145
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2010 and 2011, respectively	1,098,327	6,233,227
Amounts due from related parties	1,017,434	1,734,405
Deferred tax assets	1,262,092	2,898,399
Other current assets	2,178,369	2,192,988

Total current assets	141,174,401	170,711,942
Long-term investments	4,445,455	1,892,308
Investment in affiliates	859,982	2,434,689
Property and equipment, net	1,406,247	4,436,936
Other non-current assets	480,564	928,496
Non-current deferred tax assets	319,197	537,988

Total Assets	148,685,846	180,942,359

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Limited of 418,441 and 171,725 as of December 31, 2010 and 2011, respectively)	4,621,787	9,477,432
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Limited of 593,696 and nil as of December 31, 2010 and 2011, respectively)	6,277,598	1,932,895
Uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Limited of nil and 322,378 as of December 31, 2010 and 2011, respectively)	—	322,378
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Limited of 4,992,527 and 121,485 as of December 31, 2010 and 2011, respectively)	3,832,241	5,062,950

Total current liabilities	14,731,626	16,795,655
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Limited of 1,364,122 and 1,004,714 as of December 31, 2010 and 2011, respectively)	1,364,122	1,272,219
Other non-current liabilities	961,277	1,854,762

Total Liabilities	17,057,025	19,922,636

Equity:
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 27,830,000 and 27,962,586 shares issued and outstanding as of December 31, 2010 and 2011, respectively	13,915	13,981
Additional paid-in capital	116,067,666	118,905,004
Retained earnings	14,417,538	38,387,488
Accumulated other comprehensive income	1,129,702	3,713,250

Total Equity	131,628,821	161,019,723

Total Liabilities and Equity	148,685,846	180,942,359

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(In U.S. dollars except for share data)

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Revenues:
Third-party revenues	14,257,047	30,996,179	63,636,367
Related party revenues	1,145,535	9,068,669	12,724,077

Total revenues	15,402,582	40,064,848	76,360,444
Less: business taxes and related surcharges	(838,350)	(2,201,289)	(4,197,118)

Net revenues	14,564,232	37,863,559	72,163,326

Operating cost and expenses:
Cost of revenues	(2,508,861)	(6,570,752)	(14,805,431)
Selling expenses	(3,168,051)	(8,488,457)	(19,262,014)
General and administrative expenses	(4,435,557)	(7,292,577)	(13,556,787)
Other operating income	230,547	172,737	562,333

Total operating cost and expenses	(9,881,922)	(22,179,049)	(47,061,899)

Income from operations	4,682,310	15,684,510	25,101,427

Other income (expense):
Interest income	57,622	179,069	1,953,619
Other (expense) income	(15,088)	(23,855)	128,425
Investment income	358,824	281,076	1,368,358
Foreign exchange gain	—	(129,205)	3,218,876
(Loss) gain on change in fair value of derivative liabilities	(796,500)	354,000	—

Total other (expense) income	(395,142)	661,085	6,669,278

Income before taxes and loss from equity in affiliates	4,287,168	16,345,595	31,770,705
Income tax expense	(638,755)	(4,790,089)	(7,779,408)
Loss from equity in affiliates, net of taxes	—	(25,137)	(21,347)

Net income attributable to Noah shareholders	3,648,413	11,530,369	23,969,950
Deemed dividend on Series A convertible redeemable preferred shares	(208,088)	(108,348)	—

Net income attributable to ordinary shareholders	3,440,325	11,422,021	23,969,950

Net income per share:
Basic	0.20	0.53	0.86
Diluted	0.13	0.46	0.84
Weighted average number of shares used in computation:
Basic	11,121,164	16,665,918	27,894,953
Diluted	16,835,379	19,030,112	28,521,272

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity and Comprehensive Income

(In U.S. dollars except for share data)

	Ordinary shares		Additional Paid-in Capital	Subscription Receivables	(Accumulated Deficit) Retained earning	Accumulated other comprehensive income	Total Equity	Total Comprehensive Income
	Shares	$	$	$	$	$	$	$
Balance at January 1, 2009	9,675,000	4,838	1,170,607	(4,838)	(444,808)	382,449	1,108,248
Net income	—	—	—	—	3,648,413	—	3,648,413	3,648,413
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(208,088)	—	(208,088)	—
Share-based compensation	—	—	916,612	—	—	—	916,612
Vesting of restricted shares	2,700,000	1,350	—	(1,350)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	9,282	9,282	9,282

Balance at December 31, 2009	12,375,000	6,188	2,087,219	(6,188)	2,995,517	391,731	5,474,467	3,657,695

Net income	—	—	—	—	11,530,369	—	11,530,369	11,530,369
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(108,348)	—	(108,348)	—
Share-based compensation	—	—	2,220,167	—	—	—	2,220,167	—
Vesting of restricted shares	4,725,000	2,362		(2,362)	—	—	—	—
Modification of Series A convertible redeemable preferred shares	—	—	2,153,500	—	—	—	2,153,500	—
Waiver of subscription receivables	—	—	(8,550)	8,550	—	—	—	—
Issuance of ordinary shares upon conversion of Series A convertible redeemable preferred shares	5,900,000	2,950	4,475,240	—	—	—	4,478,190	—
Issuance of ordinary shares, net of issuance cost of $10,777,495	4,830,000	2,415	105,140,090	—	—	—	105,142,505	—
Foreign currency translation adjustments	—	—	—	—	—	737,971	737,971	737,971

Balance at December 31, 2010	27,830,000	13,915	116,067,666	—	14,417,538	1,129,702	131,628,821	12,268,340

Net income	—	—	—	—	23,969,950	—	23,969,950	23,969,950
Share-based compensation			2,156,710	—	—	—	2,156,710	—
Vesting of restricted shares	65,625	33	366,155	—	—	—	366,188	—
Refund of issuance costs from the initial public offering	—	—	31,022	—	—	—	31,022	—
Issuance of ordinary shares upon exercise of options	66,961	33	283,451	—	—	—	283,484	—
Foreign currency translation adjustments	—	—	—	—	—	2,583,548	2,583,548	2,583,548

Balance at December 31, 2011	27,962,586	13,981	118,905,004	—	38,387,488	3,713,250	161,019,723	26,553,498

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Cash flows from operating activities:
Net income attributable to Noah shareholders	3,648,413	11,530,369	23,969,950
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	306,097	390,327	1,001,862
Share-based compensation	916,612	2,220,167	2,156,710
Loss from equity in affiliates	—	25,137	21,347
Gain on change in fair value of trading securities	(238,058)	(55,875)	—
Loss (gain) on change in fair value of derivative liabilities	796,500	(354,000)	—
Others	1,333	—	—
Changes in operating assets and liabilities:
Accounts receivable	(28,714)	(1,037,266)	(5,081,484)
Amounts due from related parties	—	(1,017,434)	(667,489)
Other current assets	(102,828)	(1,692,942)	42,358
Other non-current assets	(159,824)	(97,756)	(213,094)
Accrued payroll and welfare expenses	1,067,630	2,958,207	4,627,239
Income taxes payable	58,441	6,157,203	(4,631,970)
Other current liabilities	523,934	2,689,400	652,625
Other non-current liabilities	—	957,775	896,987
Uncertain tax position liabilities	173,288	98,577	168,926
Deferred tax assets and liabilities	7,898	(1,486,148)	(1,657,344)
Purchases of trading securities	(35,048,103)	(15,875,634)	—
Proceeds from sale of trading securities	35,197,736	16,021,002	—

Net cash provided by operating activities	7,120,355	21,431,109	21,286,622

Cash flows from investing activities:
Purchases of property and equipment	(197,599)	(1,159,247)	(3,583,215)
Internally developed intangible assets	—	(88,535)	(119,266)
Proceeds from sale of held-to-maturity securities	—	2,616,464	4,847,604
Purchase of held-to-maturity securities	(2,545,327)	(6,557,305)	(20,409,140)
Increase in restricted cash	—	(75,758)	—
Investment in affiliates	—	(885,119)	(1,554,229)

Net cash used in investing activities	(2,742,926)	(6,149,500)	(20,818,246)

Cash flows from financing activities:
Gross proceeds from issuance of ordinary shares in the initial public offering	—	115,920,000	—
(Issuance costs) refunds of the initial public offering	—	(10,777,495)	31,022
Proceeds from issuance of ordinary shares upon exercise of stock options	—	—	649,673

Net cash provided by financing activities	—	105,142,505	680,695

Effect of exchange rate changes	6,918	729,809	2,440,571

Net increases in cash and cash equivalents	4,384,347	121,153,923	3,589,642
Cash and cash equivalents - beginning of the year	7,731,424	12,115,771	133,269,694

Cash and cash equivalents - end of the year	12,115,771	133,269,694	136,859,336

Supplemental disclosure of cash flow information:
Cash paid for income taxes	400,248	242,146	13,290,599
Supplemental disclosure of non-cash investing and financing activities:
Reclassification of derivative liabilities to additional paid-in capital upon modification of Series A convertible redeemable preferred shares	—	2,153,500	—
Issuance of ordinary shares upon conversion of Series A convertible redeemable preferred shares	—	4,478,190	—
Purchase of property and equipment in accounts payable	—	124,916	352,689

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2009, 2010 and 2011

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

The Company’s subsidiaries as of December 31, 2011 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd	August 24, 2007	PRC	100%
Shanghai Noah Yuanzheng Investment Consulting Co., Ltd	April 18, 2008	PRC	100%
Tianjin Noah Wealth Management Consulting Co., Ltd	December 26, 2008	PRC	100%
Tianjin Gefei Asset Management Co., Ltd	March 18, 2010	PRC	100%
Noah Private Wealth Management (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd	March 2, 2011	PRC	100%
Kunshan Noah Xingguan Investment Management Co., Ltd	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%

Noah Investment’s subsidiaries as of December 31, 2011 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Consulting Co., Ltd. *	September 29, 2007	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd	September 24, 2008	PRC	100%

*	The company’s name was changed to Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd. On February 27, 2012.

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

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

US GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidated the VIE.

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

The Exclusive Option Agreement and Power of Attorney Agreements provide the Company effective control over the VIEs, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because the Company, through Noah Rongyao, has (i) the power to direct the activities of Noah Investment that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from Noah Investment, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effectively agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement or loans payable/receivable under the Loan Agreement).

The Company believes that Noah Rongyao’s contractual arrangements with the VIE and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, uncertainties exist regarding the interpretation and application of relevant PRC laws and regulations and the PRC legal system could limit the Company’s ability to enforce these contractual arrangements in the event that the consolidated VIE or its shareholders fail to meet their contractual obligations. In addition, if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements as of and for the years ended:

	As of December 31,
	2010	2011
	$	$
Cash and cash equivalents	15,122,894	2,666,520
Restricted cash	75,758	79,442
Short-term investments	2,272,727	—
Accounts receivable, net of allowance for doubtful accounts	124,037	104,793
Other current assets	2,178,613	9,900,401
Deferred tax assets	120,113	423,704
Property and equipment, net	269,035	846,202
Other non-current assets	124,666	77,911

Total assets	20,287,843	14,098,973

Accrued payroll and welfare expenses	418,441	171,725
Income tax payable	593,696	—
Current uncertain tax position liabilities	—	322,378
Other current liabilities	4,992,527	121,485
Non-current uncertain tax position liabilities	1,364,122	1,004,714

Total liabilities	7,368,786	1,620,302

	As of December 31,
	2009	2010	2011
	$	$	$
Net revenues	8,913,558	4,158,482	2,417,148
Operating cost and expenses	(4,093,840)	(2,532,972)	(4,011,731)
Other income	440,156	269,440	159,745
Net income (loss) attributable to Noah Shareholders	4,823,402	1,387,515	(1,038,704)
Cash flows from (used in) operating activities	4,429,511	5,829,563	(14,752,747)
Cash flows provided by (used in) investing activities	(1,607,739)	(836,028)	1,672,07
Cash flows from financing activities	—	—	—

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for accounts receivable, assumptions used to determine the liability for uncertain tax positions, assumptions related to the valuation of share-based compensation, including the estimated fair value of the Company and its ordinary shares and related forfeiture rates .

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

The following table summarizes third-party product providers or underlying corporate borrowers which accounted for 10% or more of total revenues.

	Revenues
	Years Ended December 31,
	2009	2010	2011
	$	$	$
A	1,749,521	*	*
B	*	6,485,735	*

*	Less than 10% in the stated periods.

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

The Group, through its wholly owned subsidiary Tianjin Gefei Asset Management Co., Ltd. invested in four private equity funds established in 2010 (Tianjin Gefeixin Equity Investment Partnership, Tianjin Gefeitaimei Equity Investment Partnership, Tianjin Geifeijiye Equity Investment Partnership, and Tianjin Gefeixinye Equity Investment Partnership) and three additional private equity funds newly established in 2011 (Tianjin Gefeijia’an Equity Investment Partnership, Tianjin Gefeijiahui Equity Investment Partnership and Tianjin Geifeijinyong Equity Investment Partnership), by holding 1% to 5% equity interests as a limited partner in those funds. The Group also serves as the general partner of those funds. These affiliates are subject to investment company accounting under AICPA Investment Company guidelines, and are accounting for their investments in investee companies at fair value. Accordingly, under the equity method of accounting, the Group records its proportionate share of the change in fair value of these affiliates in its consolidated results of operations. In May 2011, Tianjin Gefei Asset Management Co., Ltd injected RMB 4.0 million (approximately $0.6 million) into Kunshan Jingzhao Equity Investment Management Limited (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest in Kunshan Jingzhao. Kunshan Jingzhao principally engages in real estate fund management businesses.

The Group accounts for these investments using the equity method of accounting due to the fact that the Company has significant influence on these funds and Kunshan Jingzhao. The Group recorded investments in affiliates of $859,982 and $2,434,689 as of December 31, 2010 and 2011, respectively and losses from equity in affiliates of $25,137 and $ 21,347 for the years ended December 31, 2010 and 2011, respectively.

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

The Group believes the fair value of its financial instruments, principally cash and cash equivalents, restricted cash, accounts receivable and short-term investments approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates. The fair value of the Group’s long-term investments was $4,738,051 and $2,030,044 as of December 31, 2010 and 2011, respectively. The fair value was estimated using discounted cash flow technique based on market yield for investments with similar terms on the valuation dates.

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

The Group recognizes other-than-temporary impairment in earnings if it has the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

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

(k) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3 – 5 years
Motor Vehicles	5 years
Software	2 – 5 years

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

(m) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates ranging from 5.35% to 5.65% and are recorded as a reduction of revenues.

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

(p) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on a combination of the Group’s own historical stock price volatility, historical and implied volatility of comparable companies from a representative peer group based on industry. Management estimates expected forfeitures and recognizes compensation costs only for those share-based awards expected to vest. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

(q) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments for general corporate purposes. Such subsidies allow the Group full discretion in utilizing the funds and are generally provided as incentives for investing in certain local districts. Cash subsidies of $230,547, $172,737 and $562,333 are included in other operating income for the years ended December 31, 2009, 2010 and 2011, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(r) Net Income per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2009 and 2010, the Group determined that its Series A convertible redeemable preferred shares were participating securities as they participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group used the two-class method of computing basic earnings per share.

Diluted net income per share is computed by giving effect to all potential dilutive shares, including non-vested restricted shares, options and Series A convertible redeemable preferred shares. For the years ended December 31, 2009 and 2010, diluted net income per share is computed using the more dilutive of the two-class method or the if-converted method.

(s) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(t) Foreign Currency Translation

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities of the Group’s PRC entities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

The financial records of the Group’s PRC entities are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.

(u) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(v) Reclassification

Amounts in the prior years’ consolidated financial statements are reclassified whenever necessary to conform to the current year’s presentation.

(w) Recently Issued Accounting Pronouncements

On May 12, 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04. The ASU is the result of joint efforts by the FASB and the International Accounting Standards Board (“IASB”) to develop a single, converged fair value framework — that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between the ASU and its international counterpart, IFRS 13. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820’s existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Group does not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. With the exception of the indefinite deferral of the provisions that require entities to present, in both net income and OCI, adjustments of items that are reclassified from OCI to net income, for public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The amendments do not require incremental disclosures in addition to those required by ASC 250 or any transition guidance. The Group does not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

On December 23, 2011, the FASB issued ASU 2011-12, which indefinitely deferred certain provisions of ASU 2011-05 that required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). During the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220. The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05. The Group does not believe the adoption of the ASU will have any significant impact on its consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	2009	2010	2011
Net income attributable to ordinary shareholders	$3,440,325	$11,422,021	$23,969,950
Less: Amounts allocated to Series A convertible redeemable preferred shares for participating rights to dividends	(1,192,510)	(2,661,886)	—

Net income attributable to ordinary shareholders—basic and diluted	$2,247,815	$8,760,135	$23,969,950

Weighted average number of ordinary shares outstanding—basic	11,121,164	16,665,918	27,894,953
Plus: share options	47,865	447,139	607,791
Plus: non-vested restricted shares	5,666,350	1,917,055	18,528

Weighted average number of ordinary shares outstanding—diluted	16,835,379	19,030,112	28,521,272

Basic net income per share	$0.20	$0.53	$0.86
Diluted net income per share	$0.13	$0.46	$0.84

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2009	2010	2011
Share options	—	253,100	626,319
Series A convertible redeemable preferred shares	5,900,000	5,900,000	—

	5,900,000	6,153,100	626,319

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2010	2011
	$	$
Held-to-maturity securities
- Current	2,272,727	20,714,145
- Non-current	4,445,455	1,892,308

Total	6,718,182	22,606,453

Held-to-maturity securities consist of trust fund securities carried at amortized cost. The Group recorded investment income on the trust funds of $120,766, $225,213 and $1,368,358 for the years ended December 31, 2009, 2010 and 2011, respectively. Interest receivable on the trust funds was $143,188 and $527,771 as of December 31, 2010 and 2011, respectively.

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2010	2011
	$	$
Leasehold improvements	702,871	1,754,027
Furniture, fixtures and equipment	957,437	2,425,928
Motor vehicles	234,724	599,433
Software	140,879	655,186

	2,035,911	5,434,574

Less: Accumulated depreciation	(788,546)	(1,806,326)

	1,247,365	3,628,248
Construction in progress	158,882	808,688

	1,406,247	4,436,936

Depreciation expense was $306,097, $390,327 and $1,001,862 for the years ended December 31, 2009, 2010 and 2011, respectively.

6. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2010	2011
	$	$
Accrued expenses	941,536	1,316,086
Accrued professional service fees	272,538	352,892
Deferred tax liabilities	32,295	—
Conference fee payable	436,103	77,457
Other payables	858,058	1,274,447
Payables for the purchase of property and equipment	40,825	510,342
Deferred revenues	597,127	981,340
Other tax payable	653,759	550,386

Total	3,832,241	5,062,950

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

The tax expense (benefit) comprises:

	Years Ended December 31,
	2010	2011
	$	$
Current Tax	5,917,179	9,436,752
Deferred Tax	(1,137,870)	(1,657,344)
Exchange Rate Translation	10,780	—

Total	4,790,089	7,779,408

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2010	2011
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.85%	0.27%
Effect of loss on change in fair value of derivative liabilities	(0.54%)	—
Effect of uncertain tax positions	0.60%	0.53%
Effect of share-based compensation	3.40%	1.70%
Effect of different tax rate of subsidiary operation in other jurisdiction	—	(3.22%)
Effect of others	—	0.21%

	29.31%	24.49%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2010	2011
	$	$
Deferred tax assets:
Accrued expenses	1,149,748	2,489,684
Tax loss carry forward	—	544,771
Unrealized other income	370,944	475,835
Others	60,597	58,040

Gross deferred tax assets	1,581,289	3,568,330
Valuation allowance	—	—

Net deferred tax assets	1,581,289	3,568,330

Analysis as:
Current	1,262,092	3,030,342
Non-current	319,197	537,988

Deferred tax liabilities:
Unrealized investment income	35,797	131,943

Total deferred tax liabilities	35,797	131,943

Analysis as:
Current	32,295	131,943
Non-current	3,502	—

The Group has net operating losses of $2,179,084 as of December 31, 2011, which will expire in 2016.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group believes it is more likely than not that the Group will realize the benefits of these deductible differences. As a result, no valuation allowance was provided as of December 31, 2010 and 2011, respectively.

In accordance with the New EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group has both the intent and ability to permanently reinvest undistributed profits of approximately $45.7 million earned from its China subsidiaries. Therefore, no withholding income taxes for undistributed profits on such undistributed profits have been accrued as of December 31, 2011.

The Group recorded an increase of $925,622, nil and nil for uncertain tax positions during the years ended December 31, 2009, 2010 and 2011, respectively. The Company classifies interest and/or penalties related to income tax matters in income tax expense. No interest or penalty as of December 31, 2009 was recorded by the Group. In 2010 and 2011, respectively, the Group accrued interest of $98,579 and $168,926 related to the uncertain tax positions.

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

The movement of the Group’s uncertain tax positions is summarized as follows:

$
Unrecognized tax benefit—December 31, 2008	1,049,962
Gross increases—tax positions in current period	925,622
Settlements	(753,407)
Exchange rate translation	1,073

Unrecognized tax benefit—December 31, 2009	1,223,250
Gross increases—accrued interest in current period	98,579
Settlements	—
Exchange rate translation	42,293

Unrecognized tax benefit—December 31, 2010	1,364,122
Gross increases—accrued interest in current period	168,926
Settlements	—
Exchange rate translation	61,549

Unrecognized tax benefit—December 31, 2011	1,594,597

The Group expects it will decrease its income tax liability by approximately $0.3 million for unrecognized tax benefits within the next 12 months due to the fulfillment of the limitation under the PRC Tax Administration and Collection Law.

8. Series A Convertible Redeemable Preferred Shares

On September 3, 2007, the Company issued 2,950,000 Series A convertible redeemable preferred shares (“Series A Shares”) at a price of $1.322 per share for total consideration of $3,900,000. Upon completion of the Group’s IPO in November 2010, the Series A Shares were converted into ordinary shares.

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

The Group determined that both the Conversion Feature and Put Option were required to be combined as a compound derivative, bifurcated from the Series A Shares and recognized at fair value. The Group recorded a derivative of $147,500 at the issue date and subsequently recognized the increase in fair value of $796,500 as an expense for the year ended December 31, 2009 and recognized the decrease in fair value of $354,000 as income for the year ended December 31, 2010 in the consolidated statements of operations.

Because the Series A Shares were automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after September 3, 2012 was contingent upon a QIPO not occurring in five years. Upon issuance, the Group deemed redemption to be probable and accreted the Series A Shares to their redemption value. The redemption value for accretion is deemed to be the issue price plus a 5% annual compounded return. The ability to redeem at fair value, to the extent greater than the issue price plus the 5% return, was accounted for separately as part of the bifurcated Conversion Feature. The Group elected to recognize the change in the redemption value immediately as they occurred. As a result, during the years ended December 31, 2009 and 2010, respectively, the Group recognized $208,088 and $108,348 as deemed dividends, which reflects the 5% redemption rate.

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

There were no charges related to the Series A Convertible Redeemable Preferred Shares recorded during the years ended December 31, 2011 as they were converted into ordinary shares upon completion of the Group’s IPO in November 2010.

9. Fair Value Measurements

The Group did not have any assets or liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2011, respectively, nor did it have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2010 and 2011.

The Group had derivative liabilities measured at fair value and classified as level 3 fair value measurements in 2010. The following table summarizes the movements of the balance of derivative liabilities:

	00000000	00000000
	Years Ended December 31,
	2010	2011
	$	$
Derivative liabilities
Beginning balance	2,507,500	—
Gain on change in fair value of derivatives liabilities	(354,000)	—
Derecognition upon modification	(2,153,500)	—

Ending balance	—	—

The Group determined the fair value of the derivative liabilities associated with the issuances of the Series A Shares using a “with-and-without” approach which considers the fair value of the Series A Shares with and without the embedded features under analysis. The valuation involved the fair value of ordinary shares and Series A Shares, and the Group’s best estimates of the probability of occurrence of future events, such as a QIPO, redemption and liquidation, on the valuation date. Determining the fair value of ordinary shares and Series A Shares required making complex and subjective judgments. The Group used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The equity value was then allocated using an option pricing model among the different classes of shares of the Group to determine the fair value of ordinary shares and Series A Shares. The option pricing model considered the Series A Shares and ordinary shares as call options on the Group’s equity value, with strike prices based on the liquidation preference of the Series A Shares. The main inputs to this model included equity value of the Group, exercise values, expected volatility, expected time to expiration and risk free interest rate.

10. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Share options	133,612	909,446	2,014,692
Non-vested restricted shares	783,000	1,310,721	142,018

Total share-based compensation	916,612	2,220,167	2,156,710

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

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $3.98, $5.62 and $12.09 per share, respectively. There were nil, nil and 66,961 options exercised during the years ended December 31, 2009, 2010 and 2011, respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

	2009	2010	2011
Average risk-free rate of return	4.14%	2.63%	2.52%
Weighted average expected option life	6 years	6 years	6 years
Estimated volatility	45.1%	49.6%	49.7%
Average dividend yield	Nil	Nil	Nil

The following table summarizes option activity during 2011:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding as of January 1, 2011	1,078,600	8.15
Granted	406,200	20.36
Exercised	(66,961)	4.19
Forfeited	(64,780)	13.36

Outstanding as of December 31, 2011	1,353,059	11.81	8.6 years	5,363,441

Vested and expected to vest as of December 31, 2011	1,246,711	11.55	8.6 years	5,131,110

Exercisable as of December 31, 2011	349,919	6.48	7.9 years	2,403,122

As of December 31, 2011, there was $8,129,743 of total unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted-average period of 2.53 years.

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

A summary of non-vested restricted share activity during the year ended December 31, 2011 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		$
Non-vested as of January 1, 2011	150,000	3.95
Vested	(65,625)	3.95

Non-vested as of December 31, 2011	84,375	3.95

The total fair value of non-vested restricted shares vested in 2009, 2010 and 2011 was $783,000, $1,370,250 and $259,219, respectively.

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2011, there was $333,281 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.58 years.

The process used to estimate the fair value of the Company’s ordinary shares is described in Note 9.

11. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were $627,921, $758,287 and $874,291 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12. Distribution of Profits

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $1,470,688 and $1,590,077 as of December 31, 2010 and 2011, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries of $7,476,898 and $30,476,898 as of December 31, 2010 and 2011, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $8,947,586 and $32,066,975 as of December 31, 2010 and 2011, respectively.

No dividends were declared in 2009, 2010 and 2011.

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

Service Lines

Details of revenue by type of service are as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
One-time commissions	11,443,762	29,248,348	49,624,166
Recurring services fee	3,120,470	8,615,211	22,539,160

Net revenues	14,564,232	37,863,559	72,163,326

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Tianjin Sequoia Capital Investment Fund (limited partnership).	Affiliate of shareholder of the Company

Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Company

Tianjin Gefeixin Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeitaimei Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeixingye Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Tianjin Gefeijia’an Equity Investment Partnership (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Kunshan Gefeijiahui Equity Investment Center (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Kunshan Gefeijinyong Equity Investment Center (limited partnership)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Kunshan Jingzhao Equity Investment Management Limited (“Kunshan Jingzhao”)	Investee of Tianjin Gefei Asset Management Co., Ltd., a subsidiary of the Company

Kunshan Jingzhaojiushi Investment Center (limited partnership)	Investee of Kunshan Jingzhao

Kunshan Jingzhaojiutian Investment Center (limited partnership)	Investee of Kunshan Jingzhao

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions were as follows:

	Years Ended December 31
	2009	2010	2011
	$	$	$
One-time commissions
Tianjin Sequoia Capital Investment Fund (limited partnership).	—	4,471,209	410,755
Tianjin Gefeixin Equity Investment Partnership (limited partnership)	—	726,857	—
Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	—	796,436	—
Tianjin Gefeixingye Equity Investment Partnership (limited partnership)	—	175,656	258,756
Kunshan Gefeijiahui Equity Investment Center (limited partnership)	—	—	167,552
Kunshan Gefeijinyong Equity Investment Center (limited partnership)	—	—	168,284
Kunshan Jingzhao Equity Investment Management Limited	—	—	1,593,995
Kunshan Jingzhaojiushi Investment Center (limited partnership)	—	—	252,269
Kunshan Jingzhaojiutian Investment Center (limited partnership)	—	—	141,705
Financial products invested by the Group and affiliates	—	313,473	1,044,942
Recurring services fee
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	1,145,535	2,076,936	5,947,099
Tianjin Gefeixin Equity Investment Partnership (limited partnership)	—	294,586	631,694
Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	—	12,083	447,411
Tianjin Gefeitaimei Equity Investment Partnership (limited partnership)	—	22,558	66,136
Tianjin Gefeixingye Equity Investment Partnership (limited partnership)	—	2,187	256,949
Kunshan Gefeijiahui Equity Investment Center (limited partnership)	—	—	146,117
Kunshan Gefeijinyong Equity Investment Center (limited partnership)	—	—	1,844
Kunshan Jingzhao Equity Investment Management Limited	—	—	350,316
Kunshan Jingzhaojiushi Investment Center (limited partnership)	—	—	93,209
Kunshan Jingzhaojiutian Investment Center (limited partnership)	—	—	79,275
Financial products invested by the Group and affiliates	—	176,688	665,769

Total	1,145,535	9,068,669	12,724,077

As of December 31, 2010 and 2011, amounts due from related parties resulting from the above transactions were comprised of the following:

	As of December 31,
	2010	2011
	$	$
Tianjin Gefeitaimei Equity Investment Partnership (limited partnership)	22,748	—
Tianjin Gefeijiye Equity Investment Partnership (limited partnership)	815,342	—
Tianjin Gefeixingye Equity Investment Partnership (limited partnership)	179,344	—
Kunshan Jingzhaojiushi Investment Center (limited partnership)	—	841,323
Kunshan Jingzhaojiutian Investment Center (limited partnership)	—	715,550
Kunshan Gefeijinyong Equity Investment Center (limited partnership)	—	175,595
Others	—	1,937

Total	1,017,434	1,734,405

15. Commitments and Contingencies

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates through the year 2014.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2011 were as follows:

Year Ended December 31	$
2012	3,876,255
2013	2,497,244
2014	1,119,584

Total	7,493,083

Rental expenses were $1,290,100, $2,005,194 and $3,681,838 during the years ended December 31, 2009, 2010 and 2011, respectively.

16. Subsequent Events

On January 16, 2012, the Company’s Board of Directors approved a modification of the exercise price for 659,300 options, which ranged from $17.10 to $20.50, to $12.12 per ordinary share respectively, or US$6.06 per ADS with other terms and conditions unchanged.

On February 28, 2012, the Company announced its first annual cash dividend of US$0.14 per ADS, or $0.28 per ordinary share. The annual dividend was paid on or about April 15, 2012 to holders of ordinary shares (which would include holders of ADSs) of record as of the close of business on March 30, 2012.

In March 2012, Noah Investment acquired the 100% equity interest of Tianjin Gefei from Noah Yuanzheng at cost and became the sole shareholder of Tianjin Gefei.