Form 20-F
period 2012-12-31
Noah Holdings Ltd
filed 2013-04-26
CIK 1499543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 28,279,528 ordinary shares issued, with 27,434,389 ordinary shares outstanding and 845,139 shares in treasury stock, par value US$0.0005 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares with one ordinary share being represented by two ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refers to our ordinary shares, par value US$0.0005 per share;

•	“registered clients” refers to high net worth individuals and enterprises registered with us and wholesale clients that have entered into cooperation agreements with us;

•	“active clients” for a given period refers to registered clients who purchase wealth management products distributed by us during that given period;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•

“Trust plan” is a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products.

•

“OTC wealth management products” refer to products that are not traded through exchanges and may include fixed income products, private equity funds, private securities investment funds and investment-linked insurance products that are distributed or managed by us. Mutual fund products are not considered as OTC products; and

•

“mutual fund” means the securities investment funds set forth under the PRC Law on Securities Investment Fund, which raise capital through public offering of fund shares within the PRC territory, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries, variable interest entity and the variable interest entity’s subsidiaries. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate set forth in the H.10 Statistical release of the Federal Reserve Board in effect on December 31, 2012.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management market in China and internationally;

•	our expectations regarding demand for and market acceptance of the products we distribute or manage;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain quality employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in our industry in China and internationally;

•	general economic and business conditions in China; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Our selected consolidated financial data presented below for the years ended December 31, 2010, 2011 and 2012 and our balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the years ended December 31, 2008 and 2009 and our balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(US$, except share data)
Revenues
Third-party revenues	7,825,544	14,257,047	30,996,179	63,636,367	65,780,848
Related-party revenues	1,044,947	1,145,535	9,068,669	12,724,077	25,982,724

Total Revenues	8,870,491	15,402,582	40,064,848	76,360,444	91,763,572
Less: business taxes and related surcharges	(492,715)	(838,350)	(2,201,289)	(4,197,118)	(5,068,066)

Net Revenues	8,377,776	14,564,232	37,863,559	72,163,326	86,695,506

Operating cost and expenses:
Cost of revenues	(1,229,223)	(2,508,861)	(6,570,752)	(14,805,431)	(17,971,305)
Selling expenses	(2,485,589)	(3,168,051)	(8,488,457)	(19,262,014)	(27,338,878)
General and administrative expenses	(3,202,670)	(4,435,557)	(7,292,577)	(13,556,787)	(19,835,319)
Other operating income	121,665	230,547	172,737	562,333	4,295,029

Total operating cost and expenses	(6,795,817)	(9,881,922)	(22,179,049)	(47,061,899)	(60,850,473)

Income from operations:	1,581,959	4,682,310	15,684,510	25,101,427	25,845,033

Other income (expenses)
Interest income	45,157	57,622	179,069	1,953,619	2,451,731
Other (expense) income, net	(71,379)	(15,088)	(23,855)	128,425	110,690
Investment income	41,192	358,824	281,076	1,368,358	3,044,856
Foreign exchange (loss) gain	—	—	(129,205)	3,218,876	(180,856)
(Loss) gain on change in fair value of derivative liabilities	(1,357,000)	(796,500)	354,000	—	—

Total other (expenses) income	(1,342,030)	(395,142)	661,085	6,669,278	5,426,421

Income before taxes and (loss) income from equity in affiliates	239,929	4,287,168	16,345,595	31,770,705	31,271,454
Income tax expense	(642,007)	(638,755)	(4,790,089)	(7,779,408)	(8,979,649)
(Loss) income from equity in affiliates	—	—	(25,137)	(21,347)	617,361

Net (loss) income	(402,078)	3,648,413	11,530,369	23,969,950	22,909,166
Less: net income attributable to non-controlling interests	—	—	—	—	82,712

Net (loss) income attributable to Noah Holdings Limited shareholders	(402,078)	3,648,413	11,530,369	23,969,950	22,826,454
Less: deemed dividend on Series A convertible redeemable preferred shares	198,179	208,088	108,348	—	—

Net (loss) income attributable to ordinary shareholders of Noah Holdings Limited	(600,257)	3,440,325	11,422,021	23,969,950	22,826,454

Net (loss) income per share
Basic	(0.08)	0.20	0.53	0.86	0.82

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(US$, except share data)
Diluted	(0.08)	0.13	0.46	0.84	0.81
Net (loss) income per ADS(1)
Basic	(0.04)	0.10	0.26	0.43	0.41
Diluted	(0.04)	0.07	0.23	0.42	0.41
Weighted average number of shares used in computation:
Basic	7,285,451	11,121,164	16,665,918	27,894,953	27,751,335
Diluted	7,285,451	16,835,379	19,030,112	28,521,272	28,073,731
Dividends declared per share	N/A	N/A	—	0.28	0.28

Notes:

(1)	Two ADSs represent one ordinary share.

	As of December 31,
	2008	2009	2010	2011	2012
	(US$)
Consolidated Balance Sheet Data
Cash and cash equivalents	7,731,424	12,115,771	133,269,694	136,859,336	119,561,152
Total assets	9,037,320	16,255,488	148,685,846	180,942,359	205,369,468
Total current liabilities	2,717,356	5,187,929	14,731,626	16,795,655	26,324,718
Total liabilities	3,767,318	6,411,179	17,057,025	19,922,636	29,863,643
Series A convertible redeemable preferred shares(1)	4,161,754	4,369,842	—	—	—
Total equity	1,108,248	5,474,467	131,628,821	161,019,723	175,505,825

Notes:

(1)	Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010.

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation and changes in fair value of derivative liabilities.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and changes in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for all forms of share-based compensation and of loss (gain) on change in fair value of derivative liabilities in the periods presented. Upon the completion of our initial public offering in November 2010, all Series A preferred shares were converted into ordinary shares, and therefore we do not expect to incur similar expenses related to derivative liabilities in the future. To make our financial results comparable period by period, we utilize the non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results

(unaudited)

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(US$)
Net (loss) income attributable to Noah shareholders	(402,078)	3,648,413	11,530,369	23,969,950	22,826,454
Adjustment for share-based compensation related to:
Share options	9,466	133,612	794,665	2,014,692	1,437,201
Restricted shares	783,000	783,000	1,425,502	142,018	2,561,347
Adjustment for loss (gain) on change in fair value of derivative liabilities	1,357,000	796,500	(354,000)	—	—

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	1,747,388	5,361,525	13,396,536	26,126,660	26,825,002

Notes:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of growth in recent years. Our net revenues grew at a compound annual growth rate, or CAGR, of 79.4% from 2008 to 2012. We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We may need to establish additional branch offices, in some cases, in new cities and regions where we have no previous presence, and recruit, train, manage and motivate relationship managers and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

The laws and regulations governing the wealth management services industry in China are developing and subject to further changes. If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

To date, provision of wealth management services and distribution of over-the-counter, or OTC, wealth management products by third-party wealth management providers are not explicitly regulated in China. The PRC government has not adopted a unified regulatory framework governing the distribution or management of OTC wealth management products or the provision of wealth management services, though there are ad hoc laws and regulations related to several types of wealth management products that we distribute or manage, such as trust products, private equity products, private securities investment funds, asset management products managed by securities company or mutual fund management company and investment-linked insurance products. These regulations do not impose license or qualification requirements on non-financial institutions engaged in wealth management services or distribution of OTC wealth management products, such as us, except that certain licenses and qualifications are required to engage in insurance brokerage, the sale of mutual funds, asset management products managed by mutual fund management companies or securities companies. In late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for mutual fund management companies and securities companies to engage in asset management business. Those new rules and regulation impose license or qualification requirements on distribution of such assets management products. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires, or obtain additional licenses requisite for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

If the PRC governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.

Under the Administrative Rules Regarding Trust Company-Sponsored Collective Funds Trust Plans, or the Trust Plan Rules, issued by China Banking Regulatory Commission, or the CBRC, trust companies are prohibited from engaging entities that are not financial institutions to conduct “promotion” of collective fund trust plans, or trust plans. Trust products have been a major type of wealth management products available to high net worth individuals in China.

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

However, due to the lack of a clear, consistent and well-developed regulatory framework for the promotion of trust plans and the lack of formal interpretation and enforcement of the relevant prohibition under the Trust Plan Rules in China, we cannot assure you that the PRC government in general and the CBRC in particular will agree with our interpretation of “promotion of trust plans” under the Trust Plan Rules. If they interpret the relevant rules differently and as a result the provisions of consulting services or similar services with respect to trust products are deemed as promotion of trust plans, the CBRC or other government authorities in China may prohibit trust companies from engaging companies like us for such services. In such circumstances, we may have to change our business model with respect to trust products or cease to provide services relating to trust products, and as a result, our business, results of operations and prospects would be materially and adversely affected.

The wealth management products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of wealth management products, including fixed income products, private equity fund products, private securities investment funds, investment-linked insurance products and mutual fund products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing and managing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we be involved in the design and development of these products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Some investors may have the misconception that income generated from investing in trust funds are not subject to individual income tax. In April 2011, relevant PRC tax authorities announced it would strengthen the collection of income taxes on income generated from investing in trust funds, which may discourage some investors with such misconception from investing in trust funds and therefore affect our business. In addition, we began distributing wealth management products raised and managed by us. As of December 31, 2012, the aggregate value of wealth management products raised and managed by us was RMB7.8 billion (US$1.2 billion), including funds of private equity funds of RMB2.2 billion (US$342.4 million), funds of real estate funds of RMB460.0 million (US$72.9 million) and real estate funds of RMB5.1 billion (810.6 million), a significant increase from RMB1.5 billion (US$246.1 million) as of December 31, 2011, all of which were funds of private equity funds. Poor performance of the assets we manage could also make it more difficult for us to raise new capital. If we fail to identify and fully appreciate the risks associated with products we distribute to or manage, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

If we breach our fiduciary duty as the general partner of the funds or the funds managed by us have poor performance, our results of operations will be adversely impacted.

Before May 2010, we focused on distributing third-party wealth management products. In May 2010, we started our own fund of funds business by forming a fund of private equity funds under our management. In the second half of 2012, we began managing and distributing real estate funds and funds of real estate funds.

Our proprietary fund business has experienced rapid growth and is expected to continue to grow in the future. We raised and managed four funds of private equity funds in 2010, three similar funds in 2011 and three funds of private equity funds, one fund of real estate funds and thirty-eight real estate funds in 2012. We intend to further develop our fund business by offering a broader variety of funds, including funds of securities investment funds, funds of hedge funds and funds of private equity funds. We also intend to further grow our real estate funds business.

Our proprietary fund business involves inherent risks. Because we serve as the general partner for the funds, we are required to manage the funds for the limited partners. If we are deemed to breach our fiduciary duty, we may be exposed to risks and losses. We also could experience losses on our principal, invested into the funds by us as the general partner, due to a poor performance of the funds. We cannot assure you that our efforts to further develop the fund business will be successful. If our fund business fails, our future growth will be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. For example, if the performance of our fund of funds products or real estate fund products falls below the benchmark, they may be linked to negative perceptions that may damage our reputation and brand recognition. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Misconduct of our relationship managers or other employees could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our relationship managers or other employees could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Their misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

•	improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

•	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or our internal policies or procedures.

We have established an internal compliance system to supervise service quality and regulation compliance. However, we cannot always deter misconduct of our relationship managers or other employees and the precautions we take to prevent and detect misconduct may not be effective in all cases. We cannot assure you, therefore, that misconduct of our relationship managers or other employees will not lead to a material adverse effect on our business, results of operations or financial condition.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. The contracts between us and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may incur significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We face significant competition and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented and competitive and we expect competition to persist and intensify. In distributing wealth management products, we face competition primarily from PRC commercial banks with an in-house sales force and private banking functions, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. Because a portion of the products we distribute are fixed income products taking the form of investment in collective trust plans sponsored by trust companies, we also compete with trust companies that provide such products.

In addition, we face competition from other wealth management firms that have emerged or will emerge in China in the foreseeable future. Historically, we primarily focused on distribution of third-party wealth management products. In May 2010, we started our own fund of funds business, and in the second half of 2012, we began managing and distributing real estate funds and funds of real estate funds. The new business has experienced rapid growth and is expected to continue to grow in the future. As a result, we face significant competitions from other asset management service providers, including managers of private equity funds, real estate funds or fixed income funds.

In addition, the relevant PRC authorities adopted and may continue to adopt new rules and regulations to allow more entities to conduct the asset management businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. As a result, we may face competitions from securities companies, fund management companies and insurance asset management companies when they start raising funds for their clients and providing asset management services.

Many of our competitors have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, longer operating history, broader client base and settlement capabilities. Moreover, many wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from the integration of wealth management products with their other product offerings.

Distribution of OTC wealth management products in China has relatively low entry barriers because it does not require government approvals and regulatory licenses in most cases, nor does it require intensive capital investment, except for distribution of certain products, such as insurance products. In addition, there are no restrictions on foreign ownership of companies engaged in the distribution of OTC wealth management products in China. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, we face increasing competition from new competitors, in particular overseas commercial banks with private banking functions or overseas professional wealth management firms, which are emerging in the PRC market.

Collective trust plans and certain real estate funds managed by us, providing investors with fixed rates of return, constitute a substantial portion of the fixed income products we distribute. In 2010, 2011 and 2012, the total value of fixed income products that we distributed accounted for 41.0%, 42.7% and 68.5% of the total value of all products we distributed, respectively. If we are unable to compete effectively against the existing and future competitors, especially competitors distributing fixed income products, we may lose clients and our financial results may be materially and adversely affected.

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

To date, a significant portion of the wealth management products that we distribute have real estate or real estate-related business in China as their underlying assets. In 2010, 2011 and 2012, the total value of wealth management products with real estate or real estate-related business as the underlying business that we distributed accounted for 46.6%, 40.8% and 53.0% of the total value of all the products we distributed, respectively. In the second half of 2012, we began distributing real estate funds and funds of real estate funds under our management. The new business has experienced rapid growth and is expected to continue to grow in the future.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. In 2010, the PRC government introduced a series of policies and regulations designed to reduce speculation and cool the overheated property market after price increases accelerated across the country. As a result, real property developers across the country have reported sharp slowdowns in property sales. In early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular, all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to, among other things, temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units and families without registered local permanent residences that already own one or more housing units. In addition, in a circular promulgated by the PRC State Council in January 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. In response to this circular, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already announced their respective housing price control targets for 2011. In 2012, the PRC government strengthened its policies on real estate market and has already terminated some policies introduced by local governments that were intended to loosen the control. Major commercial banks also tighten up their lending policy for real estate purchases. In early 2013, the PRC central government adopted several new rules to further strengthen its control over the real estate market. The stringent regulatory policies are implemented continually and the PRC government may introduce additional policies that will further curb the growth of the PRC real estate sector. These policies and regulations may result in lower property prices and negatively affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products distributed by us or managed by us.

If any of the risks associated with ownership and operation of real estate and real estate-related businesses in China are realized, it may result in decreased value and increased default rates of the wealth management products linked to real estate that we distribute or manage, and reduce the interest of our clients in purchasing such products. As a result, our commissions and recurring service fees from such products, which account for a significant portion of our product choices, could be adversely affected. In addition, if clients who purchased such wealth management products on our recommendation experience financial loss, they may lose their trust and confidence in us and our reputation may be harmed, which may result in a material adverse effect on our business, results of operations and financial condition.

Our failure to respond to rapid product innovation in the financial industry in a timely and cost-effective manner may have an adverse effect on our business and operating results.

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

We have a limited operating history. We commenced our business in 2005 as a service provider focusing on distributing wealth management products. We focused exclusively on marketing and distributing third-party products until May 2010, when we started distributing funds managed by ourselves. We seek to develop new wealth management products, but it is difficult to predict whether our new products will be well accepted by the customers. Although we recorded net income in prior years, we cannot assure you that our results of operations will not be adversely affected in any future period. We have limited operating history and as a result limited experience in delivering services, which makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to wealth management products, clients and transactions. The proper functioning of our financial control, accounting, wealth management product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

Because a majority of the one-time commissions and recurring service fees we earn on the distribution and management of wealth management products are based on commission and fee rates set by the wealth management product providers or underlying corporate borrowers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a majority of our revenues from commissions and fees paid by wealth management product providers or underlying corporate borrowers whose products our clients purchase. The commission and fee rates are set by such product providers or underlying corporate borrowers, and vary from product to product. Commission and fee rates can change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers or underlying corporate borrowers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers or underlying corporate borrowers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. Any decrease in commission and fee rates would significantly affect our revenues, cash flow and results of operations.

Some of the wealth management products we distribute are supplied by a small number of third-party wealth management product providers; and the renegotiation or termination of our relationships with such third-party product providers could significantly impact our business.

Some of the wealth management products we distribute are supplied by a small number of third-party wealth management product providers, including trust companies, commercial banks, private equity firms, real estate fund managers, securities investment fund manager and insurance companies. Among the various product providers, trust companies supplied the majority of the wealth management products distributed by us as of December 31, 2012. Trust companies in China are a type of financial institution required by PRC law to sponsor trust plans. In 2010, 2011 and 2012, our top three third-party product providers accounted for approximately 31.4%, 25.5% and 17.1% of the aggregate value of all the wealth management products we distributed, respectively. Our relationships with third-party wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our third-party wealth management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products that we distribute are generally available, if wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

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

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, Ms. Jingbo Wang, our co-founder, chairman and chief executive officer, and Mr. Zhe Yin, our co-founder, director and vice president, beneficially own an aggregate of 31.3% of our share capital. As a result of this high level of shareholding, Ms. Wang and Mr. Yin have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet potential liquidity needs.

Economic conditions in China are sensitive to global economic conditions. Since we derive substantially all of our revenues from our operations in China, our business and prospects may be affected by economic conditions in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the wealth management products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of wealth management products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Additionally, we earn recurring service fees on certain products over a period of time after the initial sale. Clients may surrender or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers or clients or by hampering our ability to place business. The growth rate of China’s GDP decreased in 2012, and it is uncertain whether this economic slowdown will continue into 2013 and beyond. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the wealth management products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or PRC economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Any financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which any global financial and economic crisis and slowdown of the PRC economy may impact our business, there is a risk that our business, results of operations and prospects may be materially and adversely affected by any global economic downturn and the slowdown of the PRC economy.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

•	a decline or slowdown of the growth in the value of wealth management products, which may reduce the value of products we distribute or manage and therefore our commission revenues and cash flows;

•	negative public perception and reputation of the wealth management services industry;

•	unanticipated delays of anticipated rollouts of our products or services;

•	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

•	changes in laws or regulatory policy that could impact our ability to provide wealth management services to our clients or to distribute or manage wealth management products;

•	failure to enter into contracts with new wealth management product providers;

•	cancellations or non-renewal of existing contracts with wealth management product providers; and

•	changes in the number of clients who decide to effectively terminate their relationship with us or who ask us to redeem their investment in our fund of funds products or real estate fund products.

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

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

We have adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of the date of this annual report, options to purchase 570,700 ordinary shares and 1,177,500 restricted shares have been granted and 2,418,801 ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

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

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In April 2009, a strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported a few hundred deaths caused by the influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China and has already sickened and killed some people. Any outbreak of avian influenza, SARS, the influenza A (H1N1), H7N9 or any other variations, or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause severe disruption to our daily operations, including our on-site product due diligence, meetings with clients and sales and marketing activities, and may even require a temporary closure of our branch offices.

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

Current PRC regulations relating to foreign investments in the insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our insurance brokerage business.

Our contractual arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (2) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Noah Rongyao; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interest in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours.

If we, our PRC subsidiary, Noah Rongyao, or our variable interest entity, Noah Investment, is found to be in violation of any existing or future PRC laws or regulations, including the stringent regulatory requirements imposed on foreign-invested companies engaged in insurance brokerage but not on Chinese domestic enterprises, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC and the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation, levying fines, confiscating our income or the income of Noah Investment, revoking business licenses of our PRC subsidiary or the business licenses of Noah Investment, or the insurance brokerage license of Noah Insurance, or requiring us and Noah Investment to restructure our ownership structure or operations and requiring us or Noah Investment to discontinue any portion or all of our insurance brokerage business. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Noah Investment that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Noah Investment, we may not be able to consolidate Noah Investment in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China, including the insurance brokerage business, distribution of mutual funds products, management of funds of funds business and a small portion of our other wealth management services. Our variable interest entity and its subsidiaries generated US$4.2 million, US$2.4 million and US$7.2 million net revenues in 2010, 2011 and 2012, respectively, which contributed 11.0%, 3.3% and 8.3% of our total net revenues in the respective years. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. Under the current contractual arrangements, as a legal matter, if our variable interest entity or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Under the share pledge agreement dated September 3, 2007 between our PRC subsidiary, Noah Rongyao and the shareholders of Noah Investment, those shareholders pledged their equity interests in Noah Investment to Noah Rongyao to secure Noah Investment’s obligations under the exclusive support service agreement and the exclusive option agreement.

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

Because certain shareholders of our variable interest entity are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the variable interest entity. If any of the shareholders of our variable interest entity fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain shareholders of Noah Investment are our directors and executive officers, including Ms. Jingbo Wang, our chairman and chief executive officer, Mr. Zhe Yin, our director and vice president, and Mr. Boquan He, our director. For these directors and officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Conflicts of interest may arise between the dual roles of those individuals who are both directors or executive officers of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his or her capacity as a shareholder of the variable interest entity, on the one hand, and as a beneficial owner and a director and/or an officer or our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors. In addition, if such conflicts of interest arise, Noah Rongyao, our wholly owned PRC subsidiary, could also, in the capacity of the attorney-in-fact of Noah Investment’s shareholders as provided under the power of attorney, directly appoint new directors of Noah Investment to replace these individuals.

We rely on Noah Investment’s shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the variable interest entity, we cannot assure you that these measures would be effective in all instances and when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

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

Under the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the articles of association of our PRC subsidiaries and variable interest entity, our PRC subsidiaries and variable interest entity are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. We allocated US$0.4 million, US$0.1 million and US$2.0 million to statutory reserves during the years ended December 31, 2010, 2011 and 2012, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using the proceeds of our overseas offering to make loans to our PRC subsidiaries and variable interest entity or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On August 29, 2008, SAFE promulgated a regulation which restricts the conversion by a foreign invested enterprise of foreign currency registered capital into Renminbi by setting limitations on the usage of the converted Renminbi. This regulation is generally referred to as SAFE Circular 142. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The usage of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Noah Rongyao, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142 and SAFE Circular 45, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2010, however, the People’s Bank of China started to take measures including increasing the statutory deposit reserve ratio and raising the benchmark interest rates several times in response to rapid growth of credit in 2009 and 2010. Since January 2011, the People’s Bank of China has continually increased the statutory deposit reserve ratio and raising the benchmark interest rates. The increasing trend eased in December 2011 and the statutory deposit reserve ratio was reduced twice in February and May 2012. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute or manage, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to substantially liberalize its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The reporting and functional currency of our company is the U.S. dollar. However, the functional currency of our consolidated operating subsidiaries and variable interest entity is the Renminbi and substantially all their revenues and expenses are denominated in Renminbi. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from, and the value of. any U.S. dollar-denominated investments we make in the future.

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

During the five years ended December 31, 2012, our PRC subsidiaries and variable interest entity were granted governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax.

Furthermore, prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The PRC Enterprise Income Tax Law and its implementation rules provide that PRC enterprise income tax at the rate of 10% will generally be applicable to dividends derived from sources within the PRC and received by non-PRC enterprise shareholders. Similarly, gains derived from the transfer of shares by such shareholders are also subject to PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. We do not believe that we are a PRC resident enterprise for the year ended December 31, 2012, but we cannot predict whether we will be considered a PRC resident enterprise in the future. Since there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise in future, any dividends to be distributed by us to our non-PRC shareholders and ADS holders which are enterprises would be subject to any PRC withholding tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$4.1 to US$8.87 in 2012 and from US$5.64 to US$8.98 to date in 2013. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Although we declared an annual cash dividend for 2011 and 2012, we may not declare any dividend in the future, and even if we do so, the future dividend payments may be less than 2011 and 2012. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 27,349,572 ordinary shares outstanding, including 9,391,919 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Although the application of these rules is unclear in many important respects and the required calculations yield results very close to the line, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2012, we believe that we were not a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for working capital or other active purposes and where the market price of our ADSs drops, our risk of becoming classified as a PFIC may substantially increase. In the event that we determine that we are not a PFIC in 2013 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, although the law in this regard is unclear, we treat Noah Investment as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate Noah Investment’s operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Noah Investment for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

U.S. foreign account tax compliance withholding may affect payments we make on our ADSs or ordinary shares and may affect certain payments we receive.

The United States has passed legislation, the Foreign Account Tax Compliance Act (commonly referred to as “FATCA”), that would apply to us if we were deemed to be a foreign financial institution, or FFI, as defined for purposes of FATCA. We do not believe we are an FFI given the nature of our business and our understanding of the FFI definition. However, as FATCA was newly enacted and has not yet been implemented for companies like us, there are limited interpretations of the rules and we cannot assure you that we will not be deemed to be an FFI by relevant U.S. tax or other authorities. In the event we are deemed to be an FFI, FATCA will impose a new reporting regime and potentially a 30% withholding tax on certain payments made to us, if we (i) do not become a “Participating FFI” by entering into an agreement with the U.S. Internal Revenue Service (“IRS”) to provide the IRS certain information in respect of our holders or (ii) are not otherwise exempt from or in deemed-compliance with FATCA. The new withholding regime will be phased in beginning in 2014 for payments received from sources within the United States and will apply to “foreign passthru payments” (a term not yet defined) no earlier than 2017.

Therefore, if we are deemed to be an FFI (and we do not become a Participating FFI and we are not otherwise treated as exempt from or in deemed compliance with FATCA), withholding imposed on certain payments we receive may have a material adverse effect on our business, prospects, results of operations, and financial position. If we are not an FFI, we may still be subject to a 30% withholding tax on certain payments we receive unless we meet certain requirements. On the other hand, if we are an FFI and if we do become a Participating FFI, and potentially in certain other cases, then we may be required to withhold on certain payments we make, including payments we make on the ADSs or ordinary shares, to non-Participating FFIs and to “recalcitrant account holders” to the extent such payments are considered foreign passthru payments. If an amount in respect of FATCA withholding were to be deducted and withheld on any payments we make on our ADSs or ordinary shares, neither we nor any other person will pay additional amounts as a result of the deduction or withholding of such tax. If any FATCA withholding is imposed on payments made with respect to the ADSs or ordinary shares, a beneficial owner that is not an FFI may be entitled to a refund of any amounts withheld and may claim such refund by providing certain information about its owners and filing a U.S. federal income tax return, which may entail significant administrative burden. A beneficial owner of ADSs or ordinary shares that is an FFI will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles it to an exemption from, or reduced rate of, tax on the payment that was subject to FATCA withholding.

Further, if the PRC entered into an agreement with the United States to implement FATCA, then, while withholding may not be required, in some situations we may be required to report certain information in respect of our holders to the PRC.

FATCA is particularly complex and its application is uncertain at this time. Investors are urged to consult their tax advisors regarding the application of FATCA to us and to payments they may receive in connection with the ADSs or ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands company with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China.

We conduct our wealth management business in China primarily through our subsidiaries, Shanghai Noah Financial Services Co., Ltd., Shanghai Rongyao Information Technology Co., Ltd., and Kunshan Noah Xingguang Investment Management Co., Ltd. We also conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. Our asset management business, insurance brokerage business and mutual funds distribution business are conducted through Noah Investment and its subsidiaries.

In August 2007 and January 2008, we issued an aggregate 2,950,000 series A preferred shares, par value US$0.001 per share, to Sequoia entities for US$3.9 million. Sequoia entities refer to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010. On November 10, 2010, our ADSs began trading on the New York Stock Exchange under the ticker symbol “NOAH.” We issued and sold a total of 9,660,000 ADSs, representing 4,830,000 ordinary shares, at an initial offering price of US$12.00 per ADS.

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

B. Business Overview

Overview

We are a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. We are also equipped with asset management services capability, managing our own fund of funds and real estate fund products. We believe our asset management business complements our wealth management business and enables us to provide customized solutions to our clients.

We provide direct access to China’s high net worth population. With more than 450 relationship managers in 57 branch offices as of December 31, 2012, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Through this extensive coverage network, we serve three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals, and (iii) wholesale clients, primarily local commercial banks or branches of national commercial banks that distribute wealth management products to their own clients. We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients.” Since our inception in 2005, the number of our registered clients has grown to 40,305 as of December 31, 2012. We refer to those registered clients who purchased wealth management products distributed by us during any given period as “active clients” for that period. Neither our registered clients nor active clients pay us for our services. The number of our active clients was 1,631, 3,095 and 4,152 in 2010, 2011 and 2012, respectively.

We believe that our product sophistication along with our client knowledge has enabled us to consistently cater to the wealth management needs of China’s high net worth population. We primarily distribute OTC wealth management products originated in China. Our product choices primarily include fixed income products, private equity funds, private securities investment funds, investment-linked insurance products and mutual fund products. From our inception in 2005 to December 31, 2012, we distributed RMB72.5 billion (US$11.1 billion) worth of wealth management products in aggregate. Through our product selection process and rigorous risk management, we choose products from a wide array of third-party wealth management products. To date, we have distributed the products of over 120 product providers. We have also raised and managed proprietary and innovative wealth management products, including fund of funds products and real estate funds products. For the year ended December 31, 2012, we distributed RMB25.1 billion (US$4.0 billion) worth of wealth management products, 25.4% of which were the wealth management products managed by us. We intend to continue to explore new product opportunities.

We generate revenues primarily from one-time commissions and recurring service fees paid by product providers or the underlying corporate borrowers. Such commissions and service fees paid by product providers or underlying corporate borrowers are calculated based on the value of wealth management products we distribute to our active clients, even though our active clients do not directly pay us any such commissions or fees. We deliver to our high net worth clients a continuum of value-added services before, during and after distribution of wealth management products. These services include financial planning, product analysis and recommendation, product and market updates and investor education. We do not charge our clients fees for these services. Our one-time commissions accounted for 77.2%, 68.8% and 53.3% of our net revenues in 2010, 2011 and 2012, respectively, and our recurring service fees accounted for 22.8%, 31.2% and 45.7% of our net revenues in 2010, 2011 and 2012, respectively. We also generated revenues from mutual fund service fees, which contributed 1.0% of our net revenues in 2012.

Our business has grown substantially since our inception in 2005. Our coverage network increased from six relationship managers in one city in 2005 to 459 relationship managers in 57 branch offices as of December 31, 2012, while total number of registered clients increased from 930 to 40,305 during the same period. In particular, we achieved significant growth amid the financial crisis in 2008, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. The table below sets forth information relating to the level of select market indices as of the last day of each of the periods presented and our certain performance indicators for each of the periods presented:

	Years Ended December 31,
	2010		2011		2012
	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)
Standard & Poor’s 500 Index(1) (US$)	1,258	12.8	1,258	0.0	1,426	13.4
Shanghai Stock Exchange Composite Index(1) (RMB)	2,809	(14.3)	2,199	(21.7)	2,269	3.2
Our total transaction value (RMB in millions)	14,418	158.7	22,586	56.7	25,122	11.2
Number of our registered clients	16,296	69.0	27,144	66.6	40,305	48.5
Number of our active clients	1,631	32.1	3,095	89.8	4,152	34.2

(1)	Annual closing prices of respective composite indices.

For the past three years, our net revenues increased from US$37.9 million in 2010 to US$72.2 million in 2011 and to US$86.7 million in 2012, representing a CAGR of 51.3%. We recorded a net income of US$11.5 million in 2010, a net income of US$24.0 million in 2011 and a net income of US$22.8 million in 2012. The net income amounts have included the impact of non-cash charges relating to the changes in the fair value of derivative liabilities and share-based compensation in an aggregate amount of US$1.9 million in 2010, US$2.2 million in 2011 and US$4.0 million in 2012.

We are a holding company and we operate our business through our PRC subsidiaries and our variable interest entity and its subsidiaries in China. While our PRC subsidiaries conduct most of our businesses, we currently conduct our insurance brokerage business, mutual fund distribution business and asset management business exclusively through Noah Investment and its subsidiaries. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits. Noah Rongyao and its subsidiaries and Noah Investment and its subsidiaries respectively contributed 89.0% and 11.0% of our net revenues in 2010. In 2011, we began to conduct our wealth management business through Shanghai Noah Financial Services Co., Ltd. In 2011 and 2012, our variable interest entity and its subsidiaries contributed 3.3% and 8.3% of our net revenues, respectively. The increase in the percentage of revenue contribution by our variable interest entity and its subsidiaries from 2011 to 2012 was primarily due to the rapid development of our asset management services in 2012, which were conducted by the subsidiaries of our variable interest entity.

Our Services

We are a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. We are also equipped with asset management services capability, managing our own fund of funds and real estate fund products. We believe our asset management business complements our wealth management business and enables us to provide customized solutions to our clients.

We primarily distribute OTC wealth management products originated in China. Our product choices primarily include fixed income products, private equity funds, mutual fund products, private securities investment funds and investment-linked insurance products. From our inception in 2005 to December 31, 2012, we distributed RMB72.5 billion (US$11.1 billion) worth of wealth management products in aggregate. Through our product selection process and rigorous risk management, we choose products from a wide array of third-party wealth management products. To date, we have distributed the products of over 120 third-party product providers.

We also develop proprietary and innovative wealth management products, including fund of funds products and real estate funds products. In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began managing and distributing real estate fund products of which we serve as the general partner.

As of December 31, 2012, the aggregate value of wealth management products raised and managed by us was RMB7.8 billion (US$1.2 million), including funds of private equity funds of RMB2.2 billion (US$342.4 million), funds of real estate funds of RMB460.0 million (US$72.9 million) and real estate funds of RMB5.1 billion (810.6 million), a significant increase from RMB1.5 billion (US$246.1 million) as of December 31, 2011, all of which were funds of private equity funds.

Our Clients

We define our addressable high net worth markets as three categories of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 81.5%, 83.3% and 84.3% of our total revenues in 2010, 2011 and 2012, respectively. Our distribution to enterprise clients accounted for 11.3%, 12.3% and 14.1%, respectively, of our total revenues in 2010, 2011 and 2012, while distribution through wholesale clients accounted for 7.2%, 4.4% and 1.6%, respectively, of our total revenues in the same periods.

The table below sets forth selected statistics of our three categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,						Number of Active Clients for Years Ended December 31,			Total Transaction Value for Years Ended December 31,
	2010		2011		2012		2010	2011	2012	2010	2011	2012
										(RMB in millions)
Individual clients	15,857	(1)	26,340	(1)	38,833	(1)	1,504	2,896	3,820	10,154	17,618	18,888
Enterprise clients	399	(2)	745	(2)	1,365	(2)	104	167	317	3,251	3,660	5,634
Wholesale clients	40	(3)	59	(3)	107	(3)	23	32	5	1,013	1,308	600

Total	16,296		27,144		40,305		1,631	3,095	4,152	14,418	22,586	25,122

(1)	Represents the aggregate number of our registered individual clients.
(2)	Represents the aggregate number of our registered enterprise clients.
(3)	Represents the number of wholesale clients that have entered into cooperation agreements with us.

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

The number of our registered individual clients increased from 15,857 as of December 31, 2010 to 26,340 as of December 31, 2011 and to 38,833 as of December 31, 2012. The number of registered individual clients who have purchased products distributed by us increased from 4,200 as of December 31, 2010 to 6,090 as of December 31, 2011 and to 8,597 as of December 31, 2012. In 2012, registered individual clients purchased RMB18.9 billion (US$3.0 billion) worth of wealth management products through us, accounting for 75.2% of the aggregate value of wealth management products that we distributed during the same period.

Enterprise Clients

We also extend the distribution of wealth management products to enterprises, primarily SMEs. We define SMEs as enterprises that generate annual revenues of no more than RMB300.0 million (US$48.1 million). The number of our registered enterprise clients has increased in recent years and reached 1,365 as of December 31, 2012. In 2012, registered enterprise clients purchased RMB5.6 billion (US$0.9 billion) worth of wealth management products through us, accounting for 22.4% of the aggregate value of wealth management products that we distributed during the same period.

Wholesale Clients

We distribute products and provide services to wholesale clients. Our wholesale clients are primarily local commercial banks and branches of national commercial banks that distribute wealth management products to their own clients. The number of our wholesale clients has increased in recent years and reached 107 as of December 31, 2012. In 2012, we distributed RMB0.6 billion (US$95.2 million) worth of wealth management products through our wholesale clients, accounting for 2.4% of the aggregate value of wealth management products that we distributed during the same period.

Our Coverage Network

As of December 31, 2012, our extensive coverage network consisted of more than 450 relationship managers and 57 branch offices, which receive operational support from our headquarters in Shanghai.

Branch Offices and Headquarters

Our branch offices are strategically located in 57 Chinese cities, covering multiple economically developed regions in China, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices include national economic centers such as Beijing, Shanghai and Guangzhou and some of the regional cities known for their well-developed private sectors and wealthy entrepreneurs, such as Wenzhou and Yiwu in Zhejiang province.

The map below shows the distribution of our branch offices as of December 31, 2012:

The table below sets forth selected statistics of our coverage network by regions as of December 31, 2012:

Number of Branch Offices
Yangtze River Delta	24
Pearl River Delta	9
Bohai Rim	8
Other Regions	16

Total	57

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2012, we had 459 relationship managers nationwide, compared to 510 as of December 31, 2011 and 341 as of December 31, 2010.

Our Product Choices

Our product choices currently consist primarily of OTC products and mutual fund products originated in China and designed to cater to the needs of high net worth population. We market, distribute or manage the following categories of products based on the underlying assets class:

•	fixed income products, mainly including collateralized fixed income products sponsored by trust companies and real estate funds managed by us that provide investors with fixed rates of return;

•

private equity funds products, including investments in various private equity funds sponsored by domestic and internal fund management firms and funds of funds and real estate funds managed by us, the underlying assets of which are portfolios of equity investments in unlisted private companies;

•	other products, including mutual fund products, private securities investment funds which are privately raised funds investing in publicly traded stocks and investment-linked insurance products.

Currently approximately 68.5% of the products we distribute consist of fixed income products designed to achieve financial security and capital preservation for our clients. The table below summarizes certain information relating to the transaction value of the different types of products that we distributed during the periods indicated:

	Years Ended December 31,
	2010		2011		2012
	RMB in millions	%	RMB in millions	%	RMB in millions	%
Product type
Fixed income products	5,908	41.0	9,638	42.7	17,199	68.4
Private equity fund products	8,264	57.3	10,835	48.0	7,051	28.1
Other products, including mutual fund products*, private securities investment funds and investment-linked insurance products	246	1.7	2,113	9.3	872	3.5

All products	14,418	100.0	22,586	100.0	25,122	100.0

*	The mutual fund products refer to the incremental value of mutual fund products distributed by us.

The fixed income products we distributed that have real estate or real estate-related business as their underlying assets accounted for 88.8%, 71.4% and 61.3% of the total transaction value of all fixed income products we distributed in 2010, 2011 and 2012, respectively. The private equity fund products we distributed that have real estate or real estate-related business as their underlying assets accounted for 17.9%, 21.5% and 34.0% of the total transaction value of all private equity fund products we distributed in 2010, 2011 and 2012, respectively.

While OTC products will remain the core products we distribute, we intend to diversify our product choices and distribute non-OTC products, such as mutual funds or other publicly traded wealth management products. In February 2012, Noah Upright received the license for distributing mutual funds from the CSRC and altered its scope of business to include mutual fund distribution.

Further to the distribution of third-party wealth management products, we have launched our proprietary fund of funds products in 2010 and real estate fund products in the second half of 2012. We successfully raised approximately RMB1.2 billion (US$172.0 million), RMB384.5 million (US$59.5 million) and RMB6.3 billion (US$1.0 billion) for our proprietary asset management products in 2010, 2011 and 2012, respectively, among which, the real estate funds we raised and managed amounted to RMB5.1 billion (US$810.6 million) as of December 31, 2012 and is expected to continue to grow in 2013.

As the wealth management industry develops, relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management business. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. As a result, we may have more extensive product choices provided by securities companies, fund management companies and insurance asset management companies.

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products. We also distribute asset management products managed by us.

Product Providers

We define product providers as the issuers of wealth management products, with which our clients enter into contractual arrangements to purchase products.

The product providers we deal with encompass a variety of financial institutions, mainly including trust companies, commercial banks, private equity firms, real estate fund managers, securities investment fund managers and insurance companies. To date, we have distributed products provided by over 120 product providers in China.

Among the various third-party product providers, trust companies supplied a significant portion of the wealth management products distributed by us as of December 31, 2012. Trust companies in China are a type of financial institution, which is regulated by the CBRC and provides wealth management products mostly in the form of “collective fund trust plans,” or trust plans. Current PRC laws and regulations allow qualified investors to subscribe to a trust plan. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Trust Products.” Under a trust plan, the trust company receives funds from the subscribers and invests in pre-disclosed assets or projects to generate returns for the subscribers.

To date, we have worked with most major trust companies in China. Most of the fixed income products and a portion of the private securities investment fund products distributed by us were in the form of trust plans. Under fixed income products, trust companies typically use the entrusted funds to provide debt financing to corporate borrowers and distribute interest income and principal payment to the plan subscribers according to pre- determined schedules. In the case of private securities investment fund products, trust companies will engage investment fund managers as their advisors and use the entrusted funds to purchase publicly traded stocks or other securities recommended by their advisors.

We have also developed our proprietary products, including fund of funds and real estate funds.

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

Under our services agreements with respect to private equity fund products and certain private securities investment fund products, we also undertake to assist the product providers to maintain investor relationships by providing our clients who have purchased the relevant products with various post-purchase services.

For all wealth management products, we are entitled to receive one-time commissions, calculated as a percentage of the total value of products purchased by our clients, from the counterparties under the relevant service agreements. Except for fixed income products, we generally also receive recurring services fees in addition to one-time commissions for the products distributed by us where we are engaged by the product providers to provide recurring services to our clients who have purchased the relevant products. In the case of private equity fund products, we receive recurring service fees over their life cycle, calculated as a percentage of the total value of investments in the underlying funds distributed by us to our clients. For private securities investment funds and investment-linked insurance products, our recurring service fees are typically calculated as a percentage of the net asset value of the portfolio underlying the products purchased by our clients at the time of calculation, which is generally done on a daily basis.

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, from product development, product management and sale and marketing process management to client management and client service. At the application level, the infrastructure consists of two key components: our client relationship management system, which allows us to collect and analyze our clients’ personal and transaction information, and our wealth management product database, which includes a proprietary database containing information on a broad range of OTC wealth management products as well as mutual fund products in China.

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business. We intend to continue to focus on referrals as the major avenue of new client development by further improving client satisfaction. We also intend to enhance our brand recognition and attract potential high net worth clients through a variety of marketing methods. We organize frequent and targeted events, such as high-profile investor seminars and workshops, where we present our market outlook and product choices, industry conferences and other investor education and social events. These events are often organized in cooperation with chambers of commerce, distinguished alumni associations, luxury and fashion brands and high-profile entrepreneurs. In addition, we promote ourselves and our brand to financial institutions by providing assistance in staff training and risk management.

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

In addition, we compete with other asset management service providers, including managers of private equity funds, real estate funds or fixed income funds.

As the wealth management industry develops, we may face competition from new market entrants. Relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management business. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, fund management companies and insurance asset management companies to engage in asset management business. As a result, we may face competitions from securities companies, fund management companies and insurance asset management companies when they start raising funds for their clients and providing asset management services.

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

Regulations

Except for the regulations applicable to the insurance brokerage business that we engage in, China has not adopted a unified and specific regulatory framework governing the distribution of OTC wealth management products and the provision of wealth management consulting services, although there are ad hoc laws and regulations related to several types of wealth management products which we distribute, including trust products, private equity products and investment-linked insurance products. However, the PRC government has promulgated various laws and regulations and imposes extensive controls over different aspects of business operations of PRC enterprises, such as those on foreign investment, taxation and labor protection, which are also applicable to our PRC subsidiaries and affiliated entities. This section summarizes all material regulations currently relevant to our business and operations. Unless otherwise stated in this section, we are currently in compliance with such PRC regulations in all material respects.

Regulations on Trust Products

Pursuant to the PRC Trust Law, a trustee can, in its own name, manage and dispose of properties entrusted to it by a trustor for the benefit of beneficiaries nominated by the trustor. Trust companies are a type of financial institution specializing in the operation of a trust business under the PRC Trust Law. Trust companies are subject to the supervision and scrutiny of the China Banking Regulatory Commission, or the CBRC, which is the regulatory authority for banking and financial institutions and businesses.

On January 23, 2007, the CBRC promulgated the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans, or the Trust Plan Rules, which became effective on March 1, 2007 and was subsequently amended on February 4, 2009. Pursuant to the Trust Plan Rules, a trust company may establish collective funds trust plans, or trust plans, under which the trust company, in its capacity as trustee of two or more trustors, may pool funds entrusted to it by such trustors may manage, invest and dispose of the pooled funds for the benefit of the beneficiaries nominated by the trustors. A trust plan must comply with the specified requirements under the Trust Plan Rules, including the requirements that (i) each trustor participating in the trust plan be a qualified investor and the sole beneficiary of his or its investment in the trust plan; (ii) there be no more than 50 individuals participating in the plan, excluding individuals who entrust, on a single transaction basis, more than RMB3.0 million each, and qualified institutional investors; (iii) the trust plan have a term of not less than one year and have a specified use of proceeds and investment strategy that is in compliance with the industrial policies and relevant regulations of the PRC; (iv) the beneficial interest in the trust plan be divided into trust units of equal amounts; and (v) other than reasonable compensation provided for underwritten trust agreements, the trust company must not seek any profits directly or indirectly from the trust property under any name for itself or others.

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

Pursuant to the Trust Plan Rules, when promoting the trust plan, a trust company must use appropriate materials with detailed disclosure and is prohibited from, among other things, (i) promising minimum returns on or guaranteeing protection of the entrusted funds; (ii) engaging in public marketing or promotion; or (iii) engaging a non-financial institution to promote the trust plan. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities which involve signing trust contracts with participants of trust plans directly. As we do not sign trust contracts with the participants of trust plans and handle funds of participants of the trust plans in providing wealth management services with respect to trust products, we are not deemed as promoting trust plans in such circumstances. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the Chinese governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.”

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

On November 23, 2011, the NDRC issued the Circular on Promoting the Standardized Development of Equity Investment Enterprises, or NDRC Circular 2864, which came into effect on the date of issuance. And afterwards, NDRC promulgated some filing operational guidelines (collectively, the “NDRC Filing Rules”). According to NDRC Filing Rules, all equity investment enterprises, or EIEs, established in PRC are required to be filed with relevant authorities, and the EIEs with commitment capital of more than RMB500 million are required to be filed with the NDRC while the EIEs with commitment capital of less than RMB500 million are required to carry filing procedure with the relevant filing administration department at the provincial governments. An EIE may raise funds only by private placement and may invest only in non-publicly-traded equity. NDRC Filing Rules impose some requirement for the establishment and operation of EIEs, including without limitation, minimum commitment by single investor. An EIE that fails to abide by the requirements will be identified as a “non-compliant” enterprise if the rectification is not completed before the time period expires and proclaimed on the website of the relevant authorities. While in real practice, a lot of local authorities didn’t strictly implement filing-related policy. On March 18, 2013, the NDRC promulgated the Circular on Further Improving the Record-filing of Equity Investment Enterprises, which requires the local authorities responsible for record-filing to formulate and report local management rules for record-filing of equity investment enterprises by the end of June. Besides NDRC, other authorities may also supervise EIEs. For example, in early 2013, the CSRC promulgated several regulations allowing qualified private equity investment management institutions and venture capital management institutions to engage in mutual fund management business.

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

We started our fund of funds business by forming a fund of private equity funds, a limited partnership registered in Tianjin, in accordance with the relevant laws and regulations. Currently, Tianjin Gefei is engaged in the management of funds of funds business as the general partner either by itself or through its subsidiaries or joint ventures, and Gefei Assets are engaged in the management of real estate funds and other proprietary funds as the general partner either by itself or through its subsidiaries or joint ventures.

Regulations on Asset Management Plans

According to the CSRC, qualified mutual fund management companies and securities companies may be entrusted by clients to engage in asset management business.

Asset Management Plans by Mutual Fund Management Companies. On September 26, 2012, the CSRC promulgated Pilot Measures for Asset Management Services Provided by Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012. These Pilot Measures apply to activities whereby a mutual fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, and engages a custodian institution to act as the asset custodian and make investments with the entrusted assets in the interest of the asset entrusting clients. According to the Pilot Measures, the assets under an asset management plan may be used for the following investment: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing tools, asset-backed securities, commodity futures and other financial derivatives; (ii) shares, claims and other property rights not transferred through a stock exchange; and (iii) other assets approved by the CSRC. A specific asset management plan investing in any assets specified in subparagraphs (ii) or (iii) above is called a special asset management plan. Where an asset manager provides the specific asset management services for multiple clients, the entrusting clients of a single asset management plan may not exceed 200. A single investor’s investment into an asset management plan shall be no less than RMB1 million and the number of investors whose investment is less than RMB3 million of one entrustment is limited to 200, while the number of investors whose investment is more than RMB3 million is not limited. The total assets entrusted by the clients initially shall not be less than RMB30 million and not more than RMB5 billion, unless otherwise provided by the CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified for the sale of mutual funds.

Asset Management Plans by Securities Companies. On October 18, 2012, the CSRC promulgated Administrative Measures for Client Asset Management Business of Securities Companies, or the Administrative Measures, and two detailed Implementing Rules of the Administrative Measures, collectively referred to as Administrative Measures for Asset Management Business for Securities Companies, which became effective on the same date. According to Administrative Measures for Asset Management Business for Securities Companies, qualified securities companies may engage in collective asset management business for multiple clients. Collective asset management plans may invest in stocks, bonds, securities investment funds, central bank bills, short-term financing bills, mid-term notes, stock index futures, other financial derivatives, wealth management plans of commercial banks that are either income-guaranteed or principal-protected with floating incomes, and other investment products approved by the CSRC. Securities companies may also engage in special asset management business after obtaining qualifications from the CSRC. Every special asset management plan is subject to examination and approval by the CSRC. A securities company may either promote collective asset management plans by itself or through other securities companies, commercial banks or other institutions recognized by the CSRC.

Noah Upright, one of Noah Investment’s subsidiaries, has been granted a mutual fund distribution license by the CSRC and may distribute such asset management plan. Because mutual fund management companies and securities companies may also distribute asset management products by themselves, they may become our potential competitors.

Regulations on Private Securities Investment Fund Products

On December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Law on Securities Investment Funds, or the New SIF Law, which will become effective on June 1, 2013 and replaces the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law brings non-publicly raised funds, or private securities investment funds, into supervision for the first time.

The New SIF Law introduced several new rules regulating private securities investment funds, including establishing a qualified investors system. Private securities investment funds may only raise capital from qualified investors, and the number of such qualified investors may not exceed 200 on an accumulative basis. The New SIF Law also provides that matters related to the operational method of the fund, distribution of fund returns and disclosure of information and other items are mainly based on fund contracts. Fund manager for private securities investment fund is required to apply for record-filing with the fund industry association once the capital raising is completed, and is prohibited from promoting and publicizing the private securities investment funds. Unless otherwise agreed upon in the fund contract, a non-publicly-raised fund must be placed under the custody of a fund custodian.

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 and further amended separately in 2002 and 2009. According to the PRC Insurance law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages, or the Insurance Brokerage Provisions, promulgated by the CIRC in September 2009 and effective as of October 1, 2009. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business with the approval of the CIRC. Unless otherwise provided by the CIRC, an insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

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

The senior managers of an insurance brokerage must meet specific qualification requirements set forth in the Insurance Brokerage Provisions. Appointment of the senior managers of an insurance brokerage is subject to review and approval by the CIRC. Personnel of an insurance brokerage who engage in any of the insurance brokering businesses described above must meet the qualifications prescribed by the CIRC and obtain the qualification certificate stipulated by the CIRC.

In December 2009, the CIRC issued the Circular on the Implementation of the Provisions on the Supervision and Administration of the Professional Insurance Agencies, the Provisions on the Supervision and Administration of Insurance Brokerages and the Provision on the Supervision and Administration of Insurance Assessment Institutions, or the Implementation Circular. According to the Implementation Circular, any insurance brokerage, which applies for renewal of its license upon its expiration but fails to satisfy the registered capital requirement under the Insurance Brokerage Provisions, shall be issued a temporary license expiring on October 1, 2012. After that, if the insurance brokerage still fails to satisfy the requirement, it will no longer be permitted to renew its license issued by the CIRC.

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate our insurance brokerage business through Noah Insurance, a subsidiary wholly owned by Noah Investment. Noah Insurance obtained the requisite insurance brokerage license issued by the CIRC in July 2008, which was subsequently renewed. The renewed license has a term of three years and will expire on July 13, 2013. We plan to renew the license before the expiration date.

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

Regulations on the Sale of Mutual Funds

The New SIF Law not only imposes detailed regulations on mutual fund itself, but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales, other fund services related to mutual funds are subject to registration or record-filing requirement with the securities regulatory authority under the State Council. Correspondingly, on March 15, 2013, the CSRC promulgated the revised Administrative Measures on the Sales of Mutual Funds, or 2013 Fund Sales Measures, which will become effective on June 1, 2013 and replace the rules issued by the CSRC in 2011.

The 2013 Fund Sales Measures specifies that it only applies to the sales of mutual fund. Commercial banks, securities companies, futures companies, insurance companies, securities investment consultation agencies, independent fund sales agencies and other agencies permitted by the CSRC may apply with the relevant local branches of the CSRC for the license related to fund sales. In order to obtain such license, an independent fund sales agency shall meet certain requirements, including: (i) having a paid-in capital of no less than RMB20.0 million; (ii) the senior executives shall have obtained the fund practice qualification, be familiar with fund sales business, and have two or more years of working experience in fund practice or five or more years of working experience in other relevant financial institutions; (iii) having at least 10 qualified employees to engage in a securities business; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

Mutual fund managers shall specify the fee charging items, conditions and methods in fund contracts and prospectuses or announcements, and shall specify the standards and calculation methods for the fee charges in prospectuses or announcements. When dealing with fund sales business, fund sales agencies may collect subscription fee, purchase fee, redemption fee, switching fee, sales service fee, and other relevant fees from the investors according to fund contracts and prospectuses. When providing value-added services to fund investors, fund sales agencies may charge the fund investors value-added service fee. Fund sales agencies shall charge investors sales charges as agreed in fund contracts, prospectuses and fund sales service contracts, and make calculation and accounting thereof faithfully. They shall not charge investors extra fees unless otherwise agreed in fund contracts, prospectuses and fund sales service contracts. They shall not apply different rates to different investors without specifying the same in prospectuses and making corresponding announcements.

Comparing to the prior rules regulating this field, the 2013 Fund Sales Measures (i) specifies that it only applies to sales of mutual fund, (ii) provides that registration system shall be implemented in relation to application for license related to fund sales and the local branches of the CSRC shall serve as executors of qualification registration for the sales of mutual funds and continuously supervise fund sales agencies and such related matters, (iii) expands the types of fund sales agencies, furthers the involvement of futures companies, insurance companies and other companies in the sales of mutual funds, and (iv) further raises the penalties for violations of laws and regulations of fund sales agencies, fund sales payment and settlement institution and related institutions in operation of business.

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

Neither our PRC subsidiaries, nor any of their subsidiaries, currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao, our variable interest entity in the PRC, Noah Investment and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•

the ownership structures of our variable interest entity, our PRC subsidiary, Noah Rongyao, and Noah Holdings Limited, as described in “Item 4. Information on the Company—History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations;

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business do not comply with PRC government restrictions on foreign investment in insurance brokerage business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We do not believe we were a PRC resident enterprise for the year ended December 31, 2012, but we cannot predict whether we may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

Business Tax

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from January 1, 2012, the value-added tax has been imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions, of which Shanghai is the first one. Although we are not subject to this new policy currently, there is still possibility that the value-added tax may apply to us in the future if the Pilot Plan extends to cover our existing services business.

Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign- invested enterprises were exempt from PRC withholding tax. Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2012. However, as there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if we will be deemed a PRC resident enterprise for the future years, any dividends distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

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

United States Foreign Account Tax Compliance Act

        The United States has passed legislation, the Foreign Account Tax Compliance Act (commonly referred to as “FATCA”), that would apply to us if we were deemed to be a foreign financial institution, or FFI, as defined for purposes of FATCA. In the event we are deemed to be an FFI, FATCA will impose a new reporting regime and potentially a 30% withholding tax on certain payments made to us, if we (i) do not become a “Participating FFI” by entering into an agreement with the U.S. Internal Revenue Service (“IRS”) to provide the IRS certain information in respect of our holders or (ii) are not otherwise exempt from or in deemed-compliance with FATCA. The new withholding regime will be phased in beginning in 2014 for payments received from sources within the United States and will apply to “foreign passthru payments” (a term not yet defined) no earlier than 2017.

Therefore, this legislation, that was passed in March 2010, with subsequent final regulations released in January 2013, provides that if we are an FFI and we do not undertake the due diligence procedures necessary to become a Participating FFI and we are not otherwise treated as exempt from or in deemed compliance with FATCA, then we may be subject to a 30% withholding tax on certain payments we receive, including payments from U.S. sources and payments from Participating FFIs. Any such withholding imposed on payments we receive may have a material adverse effect on our business, prospects, results of operations, and financial position. If we are not an FFI, we may still be subject to a 30% withholding tax on certain payments we receive unless we meet certain requirements.

On the other hand, this legislation also provides that if we are an FFI and we do become a Participating FFI, and potentially in certain other cases, we may be required to withhold on certain payments we make, including payments we make on the ADSs or ordinary shares, to non-Participating FFIs and to so-called “recalcitrant account holders” to the extent such payments are considered “foreign passthru payments.” See “Item 3. Key Information—D. Risk Factors—U.S. foreign account tax compliance withholding may affect payments we make on our ADSs or ordinary shares and may affect certain payments we receive.”

Since 2012, the US Treasury has been negotiating intergovernmental agreements (IGAs) with a number of countries which will generally result in those countries embedding the FATCA provisions into their domestic law. This development may have the added benefit of reducing any withholding obligations on (i) payments by US companies or FFIs to other payees in these IGA countries and (ii) payments by FFIs in such IGA countries to certain payees. However, such agreements may require entities in participating countries to report certain information in respect of their holders to their home governments. As of the date of this annual report, no such IGA with the PRC has been publicly announced.

FATCA could have an impact on our businesses and could require a review and enhancement of existing practices to ensure FATCA compliance. We intend to follow developments regarding FATCA, to the extent practicable. Complying with the required identification, withholding and reporting obligations may require significant review and focus.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the Renminbi fund from the settlement of foreign currency capital including a business contract must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 could result in severe monetary and other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Noah Rongyao, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles and its subsequent amendments, supplements or implementation rules, generally known in China as SAFE Circular 75, issued on October 21, 2005, (i) a PRC person, including natural persons and legal persons, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing (including convertible debts financing) or may establish or control such overseas special purpose company prior to registering with the local branch of the SAFE, provided that there are no material capital or equity changes of such overseas special purpose company before the completion of such registration; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into a special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE.

Under SAFE Circular 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company.

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

C. Organizational Structure

We are a Cayman Islands company with subsidiaries and affiliated entities in China and Hong Kong. As of December 31, 2012, we mainly operated our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us

Shanghai Noah Rongyao Investment Consulting Co., Ltd.	China	Wholly-owned subsidiary

Shanghai Noah Financial Services Co., Ltd.(1)	China	Wholly-owned subsidiary

Shanghai Rongyao Information Technology Co., Ltd	China	Wholly-owned subsidiary

Kunshan Noah Xingguang Investment Management Co., Ltd.	China	Wholly-owned subsidiary

Noah Private Wealth Management (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary

Noah Holdings (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary

Shanghai Noah Investment Management Co., Ltd.	China	Variable interest entity

Shanghai Noah Rongyao Insurance Brokerage Co., Ltd.	China	Variable interest entity’s subsidiary

Tianjin Gefei Asset Management Co., Ltd.	China	Variable interest entity’s subsidiary

Gefei Asset Management Co., Ltd.	China	Variable interest entity’s subsidiary

Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.(2)	China	Variable interest entity’s subsidiary

(1)	Formerly known as Shanghai Noah Yuanzheng Investment Consulting Co., Ltd., which name change occurred on August 7, 2012.
(2)	Formerly known as Shanghai Noah Investment Consulting Co., Ltd., which name change occurred on February 27, 2012.

We are a Cayman Islands company with subsidiaries and affiliated entities in China and Hong Kong. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China.

We conduct our wealth management business in China primarily through Shanghai Noah Financial Services Co., Ltd., Shanghai Rongyao Information Technology Co., Ltd., and Kunshan Noah Xingguang Investment Management Co., Ltd. We conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited. Our asset management business, insurance brokerage business and mutual funds distribution business are conducted through Noah Investment and its subsidiaries.

In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gefei and Gefei Asset from Shanghai Noah Financial Services Co., Ltd, or Noah Financial, at cost in order to facilitate the development of our fund of funds business. Tianjin Gefei and Gefei Asset mainly serve as a general partner in fund of equity funds and real estate funds. Such funds have invested in and plan to continue to invest in equity funds with portfolio companies that may prefer to remain wholly PRC owned.

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

Our contractual arrangements with Noah Investment and its shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (ii) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Noah Rongyao; and (iii) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interest in Noah Investment to another PRC person or entity designated by us at any time at our discretion. We define “economic benefits” as the net income of and residual interests in Noah Investment and its subsidiaries. Through powers of attorney signed by all shareholders of Noah Investment, Noah Rongyao has been granted the power of attorney to act on their behalf on all matters pertaining to Noah Investment and to exercise all of their rights as shareholders of Noah Investment. Through the exclusive support service agreement between Noah Investment and Noah Rongyao, Noah Rongyao has agreed to provide certain technical and operational consulting services and to license its intellectual property rights to Noah Investment in exchange for service fees. Pursuant to this agreement, the fees for the consulting services are determined by both parties based on actual services provided, after deducting costs and licensing fees. The licensing fees for the intellectual property are determined by both parties based on actual services provided on a quarterly basis. Through this agreement, we are entitled to fees that are equivalent to all of Noah Investment’s revenues for a given period. In addition, pursuant to the exclusive option agreement, Noah Investment’s shareholders are prohibited from transferring their equity interests to any third party, and Noah Investment is prohibited from declaring and paying any dividends without Noah Rongyao’s prior consent. Through this arrangement, we can prevent leakage of any residual interests of Noah Investment. Through the share pledge agreement between Noah Investment’s shareholders and Noah Rongyao, Noah Investment’s shareholders have pledged their shares to Noah Rongyao to secure Noah Investment’s obligations under the exclusive support service agreement and the exclusive option agreement. If Noah Investment or its shareholders breach any of their obligations under the exclusive support service agreement or the exclusive option agreement, Noah Rongyao, as the pledgee, will be entitled to foreclose on the pledged shares. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Noah Investment and thus consolidate its results in our consolidated financial statements. Under PRC law, each of Noah Rongyao and Noah Investment is an independent legal entity and neither of them is exposed to liabilities incurred by the other. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.”

Contractual Arrangements

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•

the ownership structures of our variable interest entity, our PRC subsidiary, Noah Rongyao, and Noah Holdings Limited, as described in “Item 4. Information on the Company—History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations;

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

Our PRC counsel is also of the opinion that the addition of mutual fund distribution business under Noah Investment and the transfer of Tianjin Gefei and Gefei Asset from Noah Rongyao to Noah Investment in 2012 do not impact the legal effectiveness of these contractual arrangements. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business do not comply with PRC government restrictions on foreign investment in insurance brokerage business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D. Property, Plants and Equipment

Our corporate headquarters, consisting of approximately 2,466 square meters of leased office space, are located in Shanghai, China. Our 57 branch offices lease approximately 24,843 square meters of office space in aggregate.

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

A. Operating Results

Overview

We are a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. We are also equipped with asset management services capability, managing our own fund of funds and real estate fund products. We believe our asset management business complements our wealth management business and enables us to provide customized solutions to our clients.

We primarily distribute OTC wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. We also manage and distribute asset management products, such as fund of funds products and real estate fund products. With more than 450 relationship managers in our 57 branch offices, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta the Bohai Rim and other regions. Since our inception in 2005, we have distributed over RMB72.5 billion (US$11.1 billion) worth of wealth management products in aggregate. The number of our registered clients, which include (i) registered individual clients, (ii) registered enterprise clients and (iii) wholesale clients which have entered into cooperation agreements with us, has grown to 40,305 as of December 31, 2012.

We generate revenues primarily from (i) one-time commissions paid by product providers or underlying corporate borrowers, based on the value of the wealth management products purchased by our clients; (ii) recurring service fees paid by providers of certain types of products, based on the value of such products purchased by our clients or the net asset value of the portfolio underlying the products purchased by our clients; and (iii) service fees, primarily including upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products. We also expect to receive carried interest revenues from some private equity funds previously distributed by us and funds raised and managed by us in the future.

We have experienced growth in recent years. For the past three years, our net revenues increased from US$37.9 million in 2010 to US$72.2 million in 2011 and to US$86.7 million in 2012, representing a CAGR of 51.3%. We recorded a net income of US$11.5 million in 2010, a net income of US$24.0 million in 2011 and a net income of US$22.8 million in 2012. The net income amounts have included the impact of non-cash charges relating to change in fair value of derivative liabilities and share-based compensation in an aggregate amount of US$1.9 million, US$2.2 million and US$4.0 million in 2010, 2011 and 2012, respectively.

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

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients. We have three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. Our core business is distribution of wealth management products to high net worth individuals, which contributed to 81.5%, 83.3% and 84.3% of our total revenues in 2010, 2011 and 2012, respectively. Therefore, the number of our high net worth individual clients is a key factor affecting our results of operations. In addition, an increasing number of high net worth individual clients may also result in a growing number of enterprise clients, as many high net worth individuals in China own or control small and medium enterprises.

We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients” and those registered clients who purchase wealth management products distributed by us during any given period as “active clients” for that period. The cumulative number of our registered clients increased from 16,296 as of December 31, 2010 to 27,144 as of December 31, 2011 and to 40,305 as of December 31, 2012, while the number of our active clients increased from 1,631 in 2010 to 3,095 in 2011 and to 4,152 in 2012. Although we generate no revenue from those registered clients who currently do not purchase products we distribute, with an increasing number of registered clients, we have the opportunity to provide wealth management services and recommend products to a greater number of high net worth individuals, enterprises and wholesale clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products distributed by us. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of wealth management products we distribute, which in turn affects the amount of one-time commissions and recurring service fees we earn. Average transaction value per client refers to the average value of wealth management products distributed by us that are purchased by our active clients during a given period. The average transaction value per client decreased 17.0% from RMB8.8 million (US$1.4 million) in 2010 to RMB7.3 million (US$1.2 million) in 2011, primarily due to changes in product mix as clients purchased fewer private equity fund products that have higher minimum investment amounts than fixed income products, private securities investment funds and investment-linked insurance products. The average transaction value per client was RMB6.1 million (US$1.0 million) in 2012, a 16.4% decrease from 2011, primarily due to changes in product mix as clients purchased mutual fund products, which we started distributing since the second quarter of 2012, and more fixed income products. Both product categories have lower minimum investment amounts than private equity fund products.

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

Product Mix

Our product mix affects our revenues and operating profit. We distribute to our clients a wide array of wealth management products that are originated in China and Hong Kong. These include five types of products: (i) fixed income products, mainly collateralized fixed income products sponsored by trust companies and real estate funds managed by us that provide investors with fixed rates of return; (ii) private equity fund products, including investments in various private equity funds sponsored by domestic and international fund management firms and funds of funds and real estate funds managed by us, the underlying assets of which are portfolios of equity investments in unlisted private companies; (iii) private securities investment fund products, the underlying assets of which are publicly traded stocks; (iv) investment-linked insurance products; and (v) mutual fund products.

The composition and level of revenues that we derive from the distribution of wealth management products are affected by the type of products we distribute. The product type determines whether we can receive one-time commissions only, or both one-time commissions and recurring service fees, although average fee rates do not differ substantially across different product types. On all types of products, we receive one-time commissions paid by product providers or underlying corporate borrowers, calculated as a percentage of the value of the products that our clients purchase. In addition, on products other than fixed income products sponsored by third parties, we also receive recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products.

The table below sets forth the total value of different types of products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed, during the periods indicated:

	Years Ended December 31,
	2010		2011		2012
	RMB in millions	%	RMB in millions	%	RMB in millions	%
Product type
Fixed income products	5,908	41.0	9,638	42.7	17,199	68.4
Private equity fund products	8,264	57.3	10,835	48.0	7,051	28.1
Other products, including private securities investment funds, investment-linked insurance products and mutual fund products*	246	1.7	2,113	9.3	872	3.5

All products	14,418	100.0	22,586	100.0	25,122	100.0

*	The mutual fund products refer to the incremental value of mutual fund products distributed by us.

Revenues from distributing fixed income products sponsored by trust companies have increased in the past three years as we distributed more such products due to the changes in the risk tolerance of the clients.

Since 2007, we have significantly increased our distribution of private equity fund products. In May 2010, we started distributing our own fund of funds products under our management. These fund products’ lives typically range from 5 to 7 years. In the second half of 2012, we began distributing real estate funds under our management. Such real estate funds are either fixed income products or private equity fund products depending on the underlying assets and their lives range from 0.5 to 5 years. As we receive recurring service fees over the life cycle of these funds, our distribution of these products represent a source of steady flow of recurring revenues. Our recurring service fees increased from US$8.6 million in 2010 to US$22.5 million in 2011 and to US$39.6 million in 2012.

In 2010, we materially decreased distribution of private securities investment fund products and investment-linked insurance products due to volatilities in the PRC and foreign stock markets, while in 2011, we increased the distribution of these products due to our greater marketing focus on the private securities investment fund products and clients’ acceptance of the products. In 2012, we once again decreased distribution of these products due to volatilities in the PRC and foreign stock markets. In the second quarter of 2012, we began to distribute mutual fund products. Through Noah Upright, one of Noah Investment’s subsidiaries, we received a license in February 2012 to distribute mutual fund products. Fees generated from investment-linked insurance products, private securities investment fund products and mutual fund products have been insignificant to our financial results in 2010, 2011 and 2012. Therefore, we combine the total value of these products in the table above.

Prior to 2010, we carried out our OTC wealth management product distribution business through both Noah Investment and Noah Rongyao and their subsidiaries. In 2010, we implemented a business plan to streamline the business operations of our subsidiaries and affiliated entities. Pursuant to this plan, starting from 2010, Noah Investment and its subsidiaries mainly focus on the insurance brokerage business, given that one of Noah Investment’s subsidiaries holds an insurance brokerage license. In 2012, we started our mutual fund distribution business since Noah Upright, one of Noah Investment’s subsidiaries, was granted a mutual fund distribution license by the CSRC on February 22, 2012. We are also developing our proprietary assets management business under Noah Investment. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.” Our subsidiaries, Noah Rongyao and its subsidiaries, Noah Technology and Noah Xingguang mainly carry out our OTC wealth management product distribution business. As a result of the implementation of this business plan, the revenues generated by our subsidiaries as a percentage of our net revenues increased from 38.8% in 2009 to 89.0% in 2010 and to 96.7% in 2011. The revenues generated by our subsidiaries as a percentage of our net revenues in 2012 was 91.7%. Meanwhile, the revenues generated by Noah Investment and its subsidiaries as a percentage of our net revenues decreased from 61.2% in 2009 to 11.0% in 2010 and to 3.3% in 2011. The revenues generated by Noah Investment and its subsidiaries as a percentage of our net revenues in 2012 increased to 8.3% due to the contribution of mutual fund and asset management business. Our insurance brokerage business currently represents an insignificant percentage of our revenues. However, we expect that revenues generated by Noah Investment may increase with the development of mutual fund and asset management business.

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

The number of our employees has increased from 673 as of December 31, 2010 to 1,031 as of December 31, 2011, but decreased slightly to 1,015 as of December 31, 2012. The increase from 2010 to 2012 was a result of the growth of our business, in particular our coverage network expansion, as we hired additional relationship managers to staff our new branch offices and to support the growing client base of our existing branch offices. In addition, we need to hire additional personnel at our Shanghai headquarters to support and manage the growth of our business. The number of our employees decreased slightly from 1,031 as of December 31, 2011 to 1,015, primarily because we closed certain branch offices to streamline our operations. We plan to continue to expand our coverage network, especially outside of China, and anticipate that our operating expenses related to employee compensation will increase as a result of hiring new employees.

The number of our branch offices increased from 39 as of December 31, 2010 to 59 branch offices as of December 31, 2011. As of December 31, 2012, the number of our branch offices decreased to 57. We closed certain branch offices to streamline our operations in 2012. Our rental expenses have also increased in line with the increased number of branch offices from 2010 to 2012.

Our operating costs and expenses include share-based compensation charge related to the share options or restricted shares granted to employees. From September 2007 to June 2010, our operating costs and expenses also included compensation charges related to the deemed vesting of certain ordinary shares owned by our founders that were designated as restricted shares and became subject to our repurchase rights in September 2007. Although the contractual restrictions on such shares owned by our founders were terminated in June 2010, we expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which range from 5.4% to 5.7% of gross revenue. In 2010, 2011 and 2012, we recorded net revenues of US$37.9 million, US$72.2 million and US$86.7 million, respectively. We derive revenues primarily from the following sources:

•	one-time commissions paid by the product providers or the underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients;

•

recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products, including (i) recurring service fees over the life cycle of the private equity funds products previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients; (ii) recurring service fees over the life cycle of the real estate funds managed by us previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients; and (iii) recurring service fees for investments in funds focusing on publicly traded stocks and investment-linked insurance products, which are paid on a periodic basis and calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by our clients; and

•	service fees, primarily including upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products.

The table below sets forth the amounts of our one-time commissions, recurring service fees and mutual fund service fees in the periods indicated:

	Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
Net Revenues:
One-time commissions	29,248,348	77.2	49,624,166	68.8	46,193,749	53.3
Recurring service fees	8,615,211	22.8	22,539,160	31.2	39,584,531	45.7
Mutual fund service fees	—	—	—	—	917,226	1.0

Total net revenues	37,863,559	100.0	72,163,326	100.0	86,695,506	100.0

For the last few years, our one-time commissions continued to account for the majority of our net revenues, while we anticipate that our recurring service fees may become the majority of our net revenues in the future as we scale up our asset management business.

We also expect to receive carried interest revenues from some private equity funds previously distributed by us and funds for which we serve as the general partners in the future.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling expenses, general and administrative expenses and other operating income. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%
Operating cost and expenses:
Cost of revenues	6,570,752	17.4	14,805,431	20.5	17,971,305	20.7
Selling expenses	8,488,457	22.4	19,262,014	26.7	27,338,878	31.5
General and administrative expenses	7,292,577	19.3	13,556,787	18.8	19,835,319	22.9
Other operating income	(172,737)	(0.5)	(562,333)	(0.8)	(4,295,029)	(5.0)

Total operating cost and expenses:	22,179,049	58.6	47,061,899	65.2	60,850,473	70.1

Cost of Revenues

Our cost of revenues consists of compensation of relationship managers and expenses incurred in connection with product-specific client meetings and other events. We anticipate that our cost of revenues will continue to increase as we distribute more wealth management products.

Selling Expenses

Our selling expenses primarily include compensations of selling staff, expenses of branch offices, such as rental expenses, and expenses attributable to marketing activities. We expect that our selling expenses will continue to increase as we expand our coverage network and organize more events to promote our brand recognition, increase client loyalty and attract potential clients.

General and Administrative Expenses

Our general and administrative expenses primarily include compensations of managerial and administrative staff, rental and related expenses of our headquarter, and professional service fees. We anticipate that our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

Other Operating Income

Other operating income is cash subsidies received in the PRC from local governments for general corporate purposes and is reflected as an offset to our operating costs and expenses.

Share-Based Compensation Expenses

Our operating costs and expenses include share-based compensation expenses due to grants of stock options to our employees and directors, and the vesting of restricted shares. Share-based compensation expense is recorded in the financial statement line-item corresponding to the nature of services provided by the grantees. Share-based compensation was included in cost of revenues, selling expenses and general and administrative expenses for the years ended December 31, 2010, 2011 and 2012. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2010		2011		2012
	US$	%	US$	%	US$	%

Share options	794,665	2.1	2,014,692	2.8	1,437,201	1.7
Restricted shares	1,425,502	3.8	142,018	0.2	2,561,347	2.9

Total share-based compensation	2,220,167	5.9	2,156,710	3.0	3,998,548	4.6

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

On November 9, 2010, we granted options to purchase a total of 18,000 ordinary shares to our independent directors. These options have a two-year vesting schedule with 25% of the options vesting on November 9, 2010, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date. On November 1, 2011, we granted options to purchase a total of 16,000 ordinary shares to our newly appointed independent directors. These options have a two-year vesting schedule with 25% of the options vesting on the vesting commencement date, 50% vesting on the first anniversary date and the remaining 25% vesting on the second anniversary date.

We modified the exercise price for certain outstanding options that have been granted but not exercised under the 2008 and 2010 share incentive plans as of January 16, 2012 in order to provide appropriate incentives to the relevant employees, officers and directors. The exercise prices of the eligible options were modified to be US$12.12 per ordinary share, or US$6.06 per ADS, which represents the average closing price of the our ADSs traded on the New York Stock Exchange during the preceding week, with other conditions remaining unchanged. We compared the fair value of the modified options against the original awards as of the modification date and concluded that there is US$1.0 million incremental compensation cost related to options not yet vested to be recognized over the remaining vesting period. The weighted average exercise price before and after the modification are US$19.81 and US$12.12 per ordinary share, respectively.

We converted the granted but unvested options as of May 21, 2012 into restricted shares. The conversion reduced the number of options and made the exercise prices to be zero, but other conditions remaining unchanged. We compared the fair value of the modified options against the original awards as of the modification date and concluded that there is US$2.0 million incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period. The weighted average exercise price before and after the modification are US$9.52 and nil per ordinary share, respectively.

We recorded US$794.7 thousand, US$2.0 million and US$1.4 million for share-based compensation expenses related to share options expenses in 2010, 2011 and 2012, respectively. No options were exercised during 2010. 66,961 and 75,694 share options were exercised during 2011 and 2012, respectively. As of December 31, 2012, there was nil unrecognized compensation expenses related to unvested share options granted under our share incentive plan.

Restricted Shares. In connection with our issuance and sale of series A preferred shares in September 2007, a total of 10,800,000 ordinary shares held by certain of our founders were designated as restricted shares and became subject to our repurchase right at par value for a period of four years. We recorded US$1.4 million in share-based compensation expenses related to these restricted shares for 2010. These restrictions were removed in June 2010, in connection with which, unrecognized share-based compensation of US$0.9 million as of the modification date was immediately recognized as an expense in the consolidated statements of operations.

On October 18, 2010, we issued 150,000 ordinary shares with restrictions on voting and dividend rights to an executive officer for US$0.8 million pursuant to our 2008 share incentive plan.

On November 10, 2012, we issued 11,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to our independent directors. The restrictions on these restricted shares have a one-year removing schedule with restrictions on 25% of the restricted shares removing on November 10, 2012, 25% removing on May 10, 2013 and the remaining 50% removing on November 10, 2013.

On February 4, 2013, we issued 422,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to certain executive officers and employees. The restrictions on these restricted shares have a four-year removing schedule with restrictions on 25% of the restricted shares removing on the first anniversary of the issue date and the remainder removing ratably over the next 36 months.

As of December 31, 2012, there was US$6,849,214 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of two years.

Gain on Change in Fair Value of Derivative Liabilities

Prior to June 2010, the redemption provisions of the series A preferred shares permitted a holder to redeem the shares at a redemption price per share equal to the greater of: (1) issue price plus a compounded 5% return per annum, or (2) the fair market value of the series A preferred shares. The ability to redeem the series A preferred shares provided shareholders with the means to net settle the shares and caused the conversion feature and put option to be combined as a compound derivative, bifurcated from the series A preferred shares and recognized at fair value with changes in fair value recorded in earnings. Consequently, we recorded a gain on change in fair value of derivative liabilities of US$0.4 million for the year ended December 31, 2010. In June 2010, the aforementioned redemption provision was modified to remove the option to settle the series A preferred shares at fair value and permit redemption only at the issue price plus a compounded 5% return per annum. All other terms of the series A preferred shares remained the same. As a result of the modification, we determined that the conversion feature and put option could no longer be net settled and, as such, were no longer derivatives. Accordingly, we derecognized the compound derivative by reclassifying the fair value of the derivative liability as of the modification date of US$2.2 million to additional paid-in-capital as we deemed the modification to be a transaction among shareholders. Upon completion of our initial public offering in November 2010, the Series A Shares were converted into ordinary shares. We did not record any charges related to the Series A Shares for the year ended December 31, 2011 and 2012.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

PRC

Our PRC subsidiaries and our variable interest entity and their respective subsidiaries were established in the PRC and as such are subject to business tax (or value-added tax if it applies to us in the future), education surtax and urban maintenance and construction tax on the services provided in the PRC. Such taxes are primarily levied based on revenues at rates ranging from 5.4% to 5.7% and are recorded as a reduction of revenues. Business tax and related surcharges of US$2.2 million, US$4.2 million and US$5.1 million are deducted from our total revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

In addition, our PRC subsidiaries, our variable interest entity and their subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. On January 1, 2008, the PRC Enterprise Income Tax Law in China took effect and it applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008 are subject to a withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.”

For more information on PRC tax regulations, see “Item 4. Information on the Business—B. Business Overview—Regulations—Regulations on Tax.”

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

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Noah Rongyao, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business in China. Therefore, our founders decided to conduct the insurance brokerage business in China through Noah Investment, our variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. Since we do not have any equity interests in Noah Investment, in order to exercise effective control over its operations, through Noah Rongyao, we entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from Noah Investment. The exclusive option agreement and power of attorney provide us effective control over Noah Investment and its subsidiaries, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because we have both the power to direct the activities of Noah Investment that most significantly affect its economic performance and the right to receive substantially all of the benefits from Noah Investment, we are deemed the primary beneficiary of Noah Investment. Accordingly, we have consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the exclusive option agreement or a guarantee of subsidiary performance under the share pledge Agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the exclusive support service agreement or loans payable/receivable under the loan agreement).

We believe that our contractual arrangements with Noah Investment are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce these contractual arrangements. The interests of the shareholders of Noah Investment may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

Investments in Affiliates

We serve as the general partner for our proprietary fund of funds and real estate funds. For all the funds we serve as general partner, we are required by the limited partnership agreements to also hold equity interest in those funds. From time to time, we may also invest in those funds to the extent the risk and return profile is deemed acceptable by our established investment policy. Our equity interest in each individual fund is normally less than 3%. Such investments are accounted for using equity method of accounting and reported in Investment in Affiliates on consolidated balance sheets.

Affiliated companies are entities over which we have significant influence, but do not have control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in limited partnerships of more than 3% to 5% have generally been viewed as more than minor so that may imply significant influence. We also consider we have significant influence over the funds that we serve as general partner, even our ownership interest in these funds as limited partner is generally lower than 3%. We do not consolidate the funds we serve as general partner mainly based on the facts that we are not the primary beneficiary of these funds, and substantive kick-out rights exist and are exercisable by non-related limited partners of these funds. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operation and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

Through Tianjin Gefei, we invested in (i) four funds of private equity funds newly established in 2010 (Tianjin Gefeixin Equity Investment Partnership (Limited Partnership), Tianjin Gefeitaimei Equity Investment Partnership (Limited Partnership), Tianjin Geifeijiye Equity Investment Partnership (Limited Partnership), and Tianjin Gefeixinye Equity Investment Partnership (Limited Partnership)), (ii) three funds of private equity funds newly established in 2011 (Tianjin Gefeijia’an Equity Investment Partnership (Limited Partnership), Gefeijinyong Equity Investment Partnership (Limited Partnership) and Tianjin Gefeijiahui Equity Investment Partnership (Limited Partnership)), and (iii) three funds of private equity funds newly established in 2012 (Gefeijinqian Investment Center (Limited Partnership), Gefeijincheng Investment Center (Limited Partnership) and Gefeijinhong Investment Center (Limited Partnership)), by holding 1% to 5% equity interests as a limited partner in those funds. We also serve as the general partner to those funds.

Through Gefei Asset or its subsidiaries or joint ventures, we invested in one fund of real estate funds and 38 real estate funds newly established in 2012 by holding no more than 2% equity interests as a limited partner in those funds. We also serve as the general partner to those funds either by ourselves or through our joint ventures.

In May 2011, Tianjin Gefei injected RMB 4.0 million (approximately $0.6 million) into Kunshan Jingzhao Equity Investment Management Co., Ltd. (“Kunshan Jingzhao”), a newly established joint venture, for 40% of the equity interest in Kunshan Jingzhao. Kunshan Jingzhao principally engages in real estate fund management businesses.

In November 2012, Gefei Asset injected RMB 3.8 million (approximately $0.6 million) into Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd. (“Kunshan Vantone”), a newly established joint venture, for 15% of the equity interest in Kunshan Vantone. Kunshan Vantone principally engages in private equity fund management businesses. We consider we have significant influences over Kunshan Vantone with our voting rights in Kunshan Vantone’s board of directors.

Revenue Recognition

We derive revenue from marketing wealth management products and providing recurring services to our clients over the duration of the wealth management product, which is typically several years. Prior to a client’s purchase of a wealth management product, we provide the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client. Upon establishment of a wealth management product, we earn a one-time commission from product providers or underlying corporate borrowers calculated as a percentage of the value of the wealth management products purchased by our clients. We define the “establishment of a wealth management product” for our revenue recognition purpose as the time when both of the following two criteria are met: (1) our client has entered into a purchase or subscription contract with the relevant product provider and if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Recurring service fees paid by product providers are dependent upon the type of wealth management product our client purchased and are calculated as either (i) a percentage of the total value of investments in the wealth management product purchased by our clients, calculated at the establishment date of the wealth management product, or (ii) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes and surcharges.

One-time commissions. We enter into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, we earn a one-time commission from product providers or underlying corporate borrowers calculated as a percentage of the wealth management products purchased by our clients.

We define the “establishment of a wealth management product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product.

Revenues are recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require that a portion of the payment be deferred until the end of the wealth management product’s life or other specified contingency. In such instances, we defer the contingent amount until the contingency has been resolved. A small portion of our one-time commission arrangements require the provision of certain after sales activities, which primarily relate to disseminating information to clients related to investment performance. We accrue the estimated cost of providing these services, which are inconsequential, when the one-time commission is earned as the services to be provided are substantially complete, we have historically completed the after sales services in a timely manner and can reliably estimate the remaining costs.

Recurring Service Fees. Recurring service fees from product providers depend on the type of wealth management product our client purchased and are calculated as either (1) a percentage of the total value of investments in the wealth management products purchased by our clients, calculated at the establishment date of the wealth management product or (2) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple Element Arrangements. We enter into multiple element arrangements when a product provider or underlying corporate borrowers engages us to provide both wealth management marketing and recurring services. We also provide both wealth management marketing and recurring services to funds of private equity funds and real estate funds that we serve as general partner.

We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our products and services contain certain level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charged for similar offerings, market conditions, specification of the services rendered and pricing practices. We have used BESP to allocate the selling price of wealth management marketing service and recurring services under these multiple element arrangements.

We have vendor specific objective evidence of fair value for our wealth management marketing services as we provide such services on a stand-alone basis. We have not sold our recurring services on a stand-alone basis. However, the fee to which we are entitled is consistently priced at a fixed percentage of the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. The recurring service fee we charge as general partner is consistent with the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. As such, we have established fair value as relative charges that are consistent with management fee in such arrangements and believe it represents our best estimate of the selling price at which we would transact if the recurring services were sold regularly on a stand-alone basis. We allocate arrangement consideration based on fair value, which is equivalent to the percentages charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above. If the estimated selling price for recurring services increased (or decreased) by 1%, the revenue allocated to this revenue element would increase (decrease) by 0.1% to 0.7% or by a dollar amount between US$13,856 to US$96,992 for the year ended December 31, 2011 or by a dollar amount between US$39,585 to US$277,095 for the year ended December 31, 2011.

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

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that its deferred tax assets are realizable in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2012, operating loss carry forwards amounted to US$4.7 million for the PRC income tax purposes. The loss carrying forwards will begin to expire in 2017. A valuation allowance of US$527,040 associated with the operating loss carry forwards was recorded for the year ended December 31, 2012 as it is determined that it is more likely than not that the relevant deferred tax asset will not be realized.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for us includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheet.

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

	Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Revenues
Third-party revenues	30,996,179	63,636,367	65,780,848
Related-party revenues	9,068,669	12,724,077	25,982,724

Total Revenues	40,064,848	76,360,444	91,763,572
Less: business taxes and related surcharges	(2,201,289)	(4,197,118)	(5,068,066)

Net Revenues	37,863,559	72,163,326	86,695,506

Operating cost and expenses:
Cost of revenues	(6,570,752)	(14,805,431)	(17,971,305)

	Years Ended December 31,
	2010	2011	2012
	US$	US$	US$
Selling expenses	(8,488,457)	(19,262,014)	(27,338,878)
General and administrative expenses	(7,292,577)	(13,556,787)	(19,835,319)
Other operating income	172,737	562,333	4,295,029

Total operating cost and expenses	(22,179,049)	(47,061,899)	(60,850,473)

Income from operations:	15,684,510	25,101,427	25,845,033

Other income (expenses):
Interest income	179,069	1,953,619	2,451,731
Other (expense) income, net	(23,855)	128,425	110,690
Investment income	281,076	1,368,358	3,044,856
Foreign exchange (loss) gain	(129,205)	3,218,876	(180,856)
Gain on change in fair value of derivative liabilities	354,000	—	—

Total other income	661,085	6,669,278	5,426,421

Income before taxes and (loss) gain from equity in affiliates	16,345,595	31,770,705	31,271,454
Income tax expense	(4,790,089)	(7,779,408)	(8,979,649)

(Loss) gain from equity in affiliates, net of taxes	(25,137)	(21,347)	617,361

Net income	11,530,369	23,969,950	22,909,166
Less: net income attributable to non-controlling interests	—	—	82,712

Net income attributable to Noah Holdings Limited shareholders	11,530,369	23,969,950	22,826,454
Less: deemed dividend on Series A convertible redeemable preferred shares	108,348	—	—

Net income attributable to ordinary shareholders of Noah Holdings Limited	11,422,021	23,969,950	22,826,454

Except for the expenses recorded by Noah Holdings Limited, our holding company, the substantial majority of our revenues and expenses are conducted in Renminbi. As a result, the appreciation or depreciation in the average Renminbi to U.S. dollar exchange rate has a correlative effect on our financial results reported in U.S. dollar without taking into account any underlying changes in our business or results of operations. During the years ended December 31, 2010, 2011 and 2012, the average Renminbi to U.S. dollar exchange rate increased by 0.9%, 4.6% and 1.0% as compared to the average exchange rate in the preceding period, respectively. As such, excluding the income statement effects of all forms of share-based compensation and loss on change in fair value of derivative liabilities which are recorded by the holding company, our revenues, expenses, income from operations and net income attributable to ordinary shareholders increased by the same percentages, without giving effect to any changes in our business or results of operations.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our net revenues increased by 20.1% from US$72.2 million for the year ended December 31, 2011 to US$86.7 million for the year ended December 31, 2012. This increase was attributable to an increase of US$17.1 million in net revenues from recurring service fees, which were partially offset by a decrease in net revenues from one-time commissions.

Our one-time commissions decreased by 6.9% from US$49.6 million for the year ended December 31, 2011 to US$46.2 million for the year ended December 31, 2012, primarily due to a decrease by 14.1% in average commission rate in 2012, despite an increase in transaction value. For the year ended December 31, 2012, we had 4,152 active clients, as compared to 3,095 active clients for the year ended December 31, 2011. The average transaction value per client decreased from RMB7.3 million (US$1.2 million) in 2011 to RMB6.1 million (US$1.0 million) for 2012, primarily due to changes in product mix as clients purchased mutual fund products, which we started distributing since the second quarter of 2012, and more fixed income products. Both product categories have lower minimum investment amounts than private equity fund products.

Our recurring service fees increased by 76.3% from US$22.5 million in 2011 to US$39.6 million in 2012, mainly driven by the cumulative effect of private equity fund and private securities investment fund products distributed previously and an increase in real estate funds managed by us distributed from the second half of 2012. Recurring service fees for private equity fund products and our proprietary fund of funds and real estate fund products during a specific period are calculated as a percentage of the total value of investments in the underlying funds we distributed to clients which are still active. The average fee rates of the recurring service fees we received from the private equity fund products and our proprietary fund of funds products remained at the same level for 2012. As we provide both asset management services as the general partner of the real estate funds and recurring services to the funds, the average fee rates of the recurring service fees we received from the real estate fund products managed by us tend to double the fee rates we received from other products. The total value of underlying funds with respect to which we received recurring services fees increased by RMB11.4 billion from 2011 to 2012.

Operating Costs and Expenses. Our total operating costs and expenses increased by 29.3% from US$47.1 million in 2011 to US$60.9 million in 2012, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses. Operating costs and expenses as a percentage of net revenues in 2012 was 70.2%, as compared to 65.2% in 2011.

•

Cost of Revenues. Cost of revenues increased by 21.4% from US$14.8 million in 2011 to US$18.0 million in 2012, primarily due to increases in compensation expenses paid to relationship managers as a result of the increase in transaction value. Cost of revenues as a percentage of net revenues in 2012 were 20.7%, as compared to 20.5% in 2011.

•

Selling Expenses. Our selling expenses increased by 41.9% from US$19.3 million in 2011 to US$27.3 million in 2012, primarily due to increases in personnel expenses, rental expenses, general marketing activities and share-based compensation expenses as we strengthened our selling and marketing functions. Selling expenses as a percentage of net revenues in 2012 were 31.5%, as compared to 26.7% in 2011.

•

General and Administrative Expenses. Our general and administrative expenses increased by 46.3% from US$13.6 million in 2011 to US$19.8 million in 2012, primarily due to increases in personnel expenses, share-based compensation and depreciation expenses. General and administrative expenses as a percentage of net revenues in 2012 were 22.9%, as compared to 18.8% in 2011.

Other Operating Income. Our other operating income in 2012 was US$4.3 million, as compared to US$0.6 million in 2011. Other operating income includes government subsidies received in the PRC from local governments for general corporate purposes.

Interest Income. Interest income increased by 25.4% from US$2.0 million in 2011 to US$2.5 million in 2012, primarily due to an increase in interest rates for our deposited cash and cash equivalents, partially offset by a decrease in balance of cash and cash equivalents.

Investment Income. Investment income increased by 122.5% from US$1.4 million in 2011 to US$3.0 million in 2012, primarily attributable to an increase in investments in fixed income products.

Foreign Exchange Gain (Loss). We had foreign exchange gain of US$3.2 million in 2011, but we had a foreign exchange loss of US$0.2 million in 2012 primarily attributable to a depreciation of Renminbi against US dollar in the second quarter of 2012 as we held more assets in Renminbi in the second quarter of 2012.

Income Tax Expense. Income tax expense increased by 15.4% from US$7.8 million in 2011 to US$9.0 million in 2012. The increase was primarily attributable to changes in deferred tax assets with taxable income essentially unchanged on a year-over-year basis.

Net Income. Net income decreased by 4.4% from US$24.0 million in 2011 to US$22.9 million in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 90.6% from US$37.9 million for the year ended December 31, 2010 to US$72.2 million for the year ended December 31, 2011. This increase was attributable to an increase of US$20.4 million in one-time commissions and an increase of US$13.9 million in recurring service fees.

Our one-time commissions increased by 69.7% from US$29.2 million for the year ended December 31, 2010 to US$49.6 million for the year ended December 31, 2011, primarily as a result of a significant increase in aggregate value of wealth management products distributed by us. For the year ended December 31, 2011, we had 3,095 active clients, as compared to 1,631 active clients for the year ended December 31, 2010. The average transaction value per client decreased from RMB8.8 million (US$1.4 million) in 2010 to RMB7.3 million (US$1.2 million) for 2011, primarily due to changes in product mix as clients purchased fewer private equity fund products that have higher minimum investment amounts than fixed income products, private securities investment funds and investment-linked insurance products.

Our recurring service fees increased by 161.5% from US$8.6 million in 2010 to US$22.5 million in 2011, primarily due to the cumulative effect of private equity fund and private securities investment fund products distributed previously. Recurring service fees for private equity fund products during a specific period are calculated as a percentage of the total value of investments in the underlying funds we distributed to clients which are still active. While the average fee rates of the recurring service fees we received from the private equity fund products remained at the same level for 2011, the total value of underlying funds with respect to which we received recurring services fees increased by RMB10.3 billion from 2010 to 2011.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Recent inflation has been associated with food and other consumption items that are not a major direct cost to us. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recently Issued Accounting Standards

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance does not have a significant effect on our consolidated financial statements.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance does not have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an Investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. We do not expect the adoption of this guidance would have a significant effect on our consolidated financial statements.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. We adopted this pronouncement on January 1, 2012.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied retrospectively for all periods presented in the financial statements. We adopted this pronouncement on January 1, 2012 and have separately presented the consolidated statements of comprehensive income since that date.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our series A preferred shares and net proceeds from our initial public offering. Our principal uses of cash for the years ended December 31, 2010, 2011 and 2012 were for operating activities, primarily employee compensations and rental expenses. In 2012, we also used US$7.9 million to pay an annual dividend and US$8.5 million to repurchase ADSs. As of December 31, 2012, we had US$119.6 million in cash and cash equivalents, consisting of cash on hand and demand deposits with an original maturity of three months or less from date of purchase. As of December 31, 2012, we had no bank borrowings. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to US$8.9 million, US$32.1 million and US$63.3 million as of December 31, 2010, 2011 and 2012, respectively. The increase in the restricted portion from 2011 to 2012 was mainly due to an increase in the number of our PRC subsidiaries and affiliated entities as well as an increase in the share capital of Noah Upright as required by the relevant governmental authority.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and variable interest entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2010	2011	2012
	US$	US$	US$

Net cash provided by operating activities	21,431,109	21,286,622	29,953,666
Net cash used in investing activities	(6,149,500)	(20,818,246)	(34,565,150)
Net cash provided by (used in) financing activities	105,142,505	680,694	(13,791,999)
Effect of exchange rate changes	729,809	2,440,571	1,105,299
Net increases (decreases) in cash and cash equivalents	121,153,923	3,589,642	(17,298,184)
Cash and cash equivalents at the beginning of the period	12,115,771	133,269,694	136,859,336
Cash and cash equivalents at the end of the period	133,269,694	136,859,336	119,561,152

Operating Activities

Net cash provided by operating activities in 2012 was US$30.0 million, primarily as a result of a net income of US$22.8 million, adjusted by non-cash charges from operating activities of US$5.2 million, which primarily included share-based compensation expenses of US$4.0 million and depreciation and amortization of US$1.8 million, and gain from equity in affiliates of US$0.6 million. Additional major factors that affected operating cash flows in 2012 included an increase of US$7.0 million in other current liabilities due to increases in deferred revenues and accrued expenses and an increase of US$3.8 million in accounts receivable.

Net cash provided by operating activities in 2011 was US$21.3 million, primarily as a result of a net income of US$24.0 million, adjusted by non-cash charges from operating activities of US$3.2 million, which primarily included share-based compensation expenses of US$2.2 million and depreciation of US$1.0 million. Additional major factors that affected operating cash flows in 2011 included an increase in income taxes payable of US$4.6 million due to income tax accrued but not paid in 2011 and an increase in accounts receivable of US$5.1 million.

Net cash provided by operating activities in 2010 was US$21.4 million, primarily attributable to a net income of US$11.5 million, adjusted by non-cash charges from operating activities of US$2.2 million, which primarily included share-based compensation expenses of US$2.2 million and depreciation of US$0.4 million, partially offset by a gain on change in fair value of derivative liability of US$0.4 million. Additional major factors that affected operating cash flows in 2010 included an increase in income tax payable of US$6.2 million due to income tax accrued but not paid in 2010 and an increase in accrued payroll and welfare expenses of US$3.0 million.

We typically received most of one-time commissions and recurring service fees after they accrued and we have no bad debt. Our accounts receivable amounted to US$1.1 million, US$6.2 million and US$10.1 million as of December 31, 2010, 2011 and 2012, respectively. The increase in accounts receivable was primarily due to higher revenues as a result of an increase in aggregate value of wealth management products distributed by us.

Investing Activities

Net cash used in investing activities in 2012 was US$34.6 million primarily attributable to investments in held-to-maturity securities of US$75.6 million, increases in other-long term investments of US$3.1 million, investment in affiliates of US$3.0 million and purchases of property and equipment of US$1.9 million, while partially offset by proceeds from sale of held-to-maturity securities of US$49.6 million.

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

Financing Activities

Net cash used in financing activities was US$13.8 million in 2012 due to share repurchase of US$8.5 million, dividend distribution of US$7.9 million, while partially offset by cash injection from noncontrolling interest of our newly incorporated PRC subsidiaries of US$2.2 million. On May 22, 2012, our board of directors authorized a share repurchase program of up to US$30 million worth of our issued and outstanding ADSs over the course of one year. As of December 31, 2012, we have repurchased 1,690,278 ADSs for approximately US$8.5 million, inclusive of transaction charges. On February 28, 2012, we announced a payment of an annual cash dividend of US$0.14 per ADS, or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend is the first since our initial public offering in November 2010 and was paid on or about April 15, 2012 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 30, 2012.

Net cash provided by financing activities was US$0.7 million in 2011 due to the proceeds from issuance of ordinary shares upon exercise of stock options by our employees.

Net cash provided by financing activities was US$105.1 million in 2010 due to the net proceeds from our initial public offering.

Capital Expenditures

Our capital expenditures were US$1.2 million, US$3.7 million and US$2.0 million for the years ended December 31, 2010, 2011 and 2012, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

C. Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management services industry. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third-party wealth management product providers and other contractors. We have seven registered trademarks in China and three registered domain names, www.Noahwm.com, www.noah-fund.com and www.gopherasset.com. We are in the process of applying another trademark in China and nine trademarks in Hong Kong.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease	16,930	4,790	4,393	2,264	5,483

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	40	Co-founder, chairman and chief executive officer
Zhe Yin	38	Co-founder, director and vice president
Boquan He	52	Co-founder and director
Chia-Yue Chang	52	Director
Steve Yue Ji	40	Director
May Yihong Wu	45	Independent director
Shuang Chen	45	Independent director
Shusong Ba	43	Independent director
Ji Liu	77	Independent director
Tao Thomas Wu	48	Chief financial officer
Harry B. Tsai	51	Chief operating officer

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

Mr. Zhe Yin is our co-founder and has been our director and vice president since our inception. Mr. Yin has extensive experience in wealth management. Prior to co-founding our company, Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to November 2003. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997, and graduated with an Executive MBA degree from China Europe International Business School in 2010.

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

Ms. Chia-Yue Chang has been our director since August 2007 and the chief executive officer of Noah Upright since 2011. Ms. Chang has 22 years of experience in the asset management industry with in-depth knowledge about developing business in a dynamic financial world. Ms. Chang was the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Asia Ltd. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

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

Ms. May Yihong Wu has served as our independent director and chairwoman of the audit committee since November 2010. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the NASDAQ Global Market, since April 2010. She is currently an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a company listed on the New York Stock Exchange. From April 2010 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a company listed on the New York Stock Exchange. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and services sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Shuang Chen has served as our independent director since November 2010. Mr. Chen is currently the executive director and chief executive officer of China Everbright Limited, a company listed in Hong Kong Stock Exchange (HK#0165), is responsible for the overall operations of China Everbright Limited. Mr. Chen is also a director and the general manager of the legal department of China Everbright Holdings Company Limited, the deputy general manager of the legal department of China Everbright (Group) Limited. Mr. Chen is a director of Everbright Securities Company Limited, a company listed in Shanghai Stock Exchange (SH601788), a supervisor of China Everbright Bank Company Limited (SH601818), and an independent non-executive director of China Nonferrous Mining Corporation Limited (HK#1258).Mr. Chen is also a non-official member of the Financial Services Development Council of the Hong Kong Special Administrative Region, the chairman of the Chinese Financial Association of Hong Kong, the vice-chairman of the Chinese Securities Association of Hong Kong, and a visiting professor of East China University of Political Science and Law. Mr. Chen holds a master of laws degree from East China University of Political Science and Law and a diploma in legal studies from the School of Professional and Continuing Education of the University of Hong Kong. Mr. Chen is a qualified lawyer in the PRC and a senior economist. Prior to joining China Everbright Group, Mr. Chen was the chief of the legal department of Bank of Communications. Mr. Chen has over 20 years of extensive experience in commercial banking and investment banking industry.

Mr. Shusong Ba has been our independent director since November 2011. Mr. Ba is currently a deputy director of the Research Institute of Finance under the Development Research Center of China’s State Council. Mr. Ba also serves various key positions in the public and private sectors, including as the deputy secretary-general of the China Institute of Macro-Economics, a member of advisory committee of Economic and Trade policy of the PRC Ministry of Commerce, advisor to the examination board of the China Banking Regulatory Commission, a member of the Expert Advisory Committee for the Merger, Acquisition and Restructuring of Listed Companies of the China Securities Regulatory Commission, the chief economist of China Banking Association, an advisor to the examination board of the China Banking Regulatory Commission and a member of the Mutual Fund Specialists Committee of the China Securities Regulatory Commission. Mr. Ba is also an independent director of China Minsheng Banking Co., Ltd., Guoyuan Securities Co., Ltd., Dalian Wanda Commercial Properties Co., Ltd., China Bocom Insurance Co., Ltd., and AVIC Trust Co., Ltd. Mr. Ba holds a Ph.D. in economics from Central University of Finance and Economics, a master’s degree and a bachelor’s degree from Huazhong University of Science and Technology.

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

Mr. Tao Thomas Wu has been our chief financial officer since March 2010. Prior to joining our company, from 2007 to 2010, Mr. Wu was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. He is currently an independent director of 7 Days Group Holding Limited, a company listed on the New York Stock Exchange. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in May 1987.

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

B. Compensation

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately RMB7.4 million (US$1.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

We converted the options that were granted under the Company’s 2008 and 2010 share incentive plans but unvested as of May 21, 2012 into restricted shares. The conversion reduced the number of options and made the exercise prices to be zero, but other conditions remaining unchanged.

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of April 15, 2013, options to purchase an aggregate number of 364,697 ordinary shares have been granted and outstanding, and 232,564 restricted shares have been issued and are outstanding.

The following table summarizes, as of April 15, 2013, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/share)	Date of Grant	Date of Expiration
Tao Thomas Wu	*	12.12**	October 18, 2010	October 18, 2020
Other Individuals as a Group	56,250	1.12	August 19, 2008	August 19, 2018
Other Individuals as a Group	32,001	1.12	March 2, 2009	March 2, 2019
Other Individuals as a Group	178,332	5.58	March 11, 2010	March 11, 2020
Other Individuals as a Group	42,735	7.38	July 20, 2010	July 20, 2020
Other Individuals as a Group	2,769	7.38	October 11, 2010	October 11, 2020
Other Individuals as a Group	45,240	12.12**	October 18, 2010	October 18, 2020

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price from US$19.00 to US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of December 31, 2012, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Restricted Shares	Date of Issuance
Tao Thomas Wu	*	March 11, 2010
Tao Thomas Wu	*	Issued upon conversion of options on May 21, 2012
Other Individuals as a Group	189,782	Issued upon conversion of options on May 21, 2012

Notes:

*	Less than 1% of our total outstanding share capital.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2008 plan.

•

Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.

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

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 2,315,000 shares. As of April 15, 2013, options to purchase an aggregate number of 13,000 ordinary shares have been granted and outstanding, and 547,172 restricted shares have been issued and outstanding.

The following table summarizes, as of April 15, 2013, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/share)	Date of Grant	Date of Expiration
May Yihong Wu	*	12.12**	November 9, 2010	November 9, 2020
Shuang Cheng	*	12.12**	November 9, 2010	November 9, 2020
Shusong Ba	*	12.12**	November 1, 2011	November 1, 2021
Ji Liu	*	12.12**	November 1, 2011	November 1, 2021

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price to US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of April 15, 2013, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares	Date of Issuance

Shusong Ba	*	Issued upon conversion of options on May 21, 2012

Ji Liu	*	Issued upon conversion of options on May 21, 2012

May Yihong Wu	*	November 10, 2012

Shuang Cheng	*	November 10, 2012

Jingbo Wang	*	February 4, 2013

Zhe Yin	*	February 4, 2013

Chia-Yue Chang	*	February 4, 2013

Tao Thomas Wu	*	Issued upon conversion of options on May 21, 2012

Tao Thomas Wu	*	February 4, 2013

Harry B. Tsai	*	February 4, 2013

Other Individuals as a Group	108,751	Issued upon conversion of options on May 21, 2012

Other Individuals as a Group	307,000	February 4, 2013

Notes:

*	Less than 1% of our total outstanding share capital.

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

D. Employees

We had 673, 1,031 and 1,015 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees by function as of December 31, 2012:

Functional Area	Number of Employees	% of Total
Relationship managers	459	45.2
Corporate management and administrative personnel	168	16.6
Product development	43	4.2
Sales and marketing	345	34.0

Total	1,015	100.0

Of our employees as December 31, 2012, 396 were located in Shanghai and 619 in other cities in China.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of the date of this annual report, we had 27,349,572 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,880,000	25.2%
Zhe Yin(3)	1,662,556	6.1%
Boquan He(4)	2,229,964	8.2%
Chia-Yue Chang(5)	2,200,000	8.0%
Steve Yue Ji(6)	5,900,000	21.6%
May Yihong Wu	*	*
Shuang Chen	*	*
Shusong Ba	*	*
Ji Liu	*	*
Tao Thomas Wu	*	*
Harry B. Tsai	—	—
All Directors and Officers as a Group	18,969,486	69.4%

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,880,000	25.2%
Funds affiliated with Sequoia Capital China(8)	5,900,000	21.6%
Quan Investment Co., Ltd.(9)	2,229,964	8.2%
Jia Investment Co., Ltd.(10)	2,200,000	8.0%
Yin Investment Co., Ltd.(11)	1,662,556	6.1%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Except for Messrs Boquan He and Steve Yue Ji and Ms. Chia-Yue Chang, the business address of our directors and executive officers is c/o 6th Floor, Times Finance Center, No. 68 Middle Yincheng Road, Pudong, Shanghai 200120, People’s Republic of China.
(2)	Represents 6,880,000 ordinary shares held by Jing Investors Co., Ltd. Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(3)	Represents 1,660,000 ordinary shares held by Yin Investment Co., Ltd. and 2,556 vested restricted shares. Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 2,229,964 ordinary shares held by Quan Investment Co., Ltd. Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents 2,200,000 ordinary shares held by Jia Investment Co., Ltd. Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The residence address of Ms. Chang is W37, No.1, Long Dong Building, Pudong, Shanghai 201203, People’s Republic of China.
(6)	Represents 4,646,840 ordinary shares held by Sequoia Capital China I, L.P., 533,950 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 719,210 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. Mr. Ji is a managing director of Sequoia Capital China, an affiliate of the three Sequoia China funds. Mr. Ji disclaims beneficial ownership with respect to the shares held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address for Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.
(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(8)	Represents 4,646,840 ordinary shares held by Sequoia Capital China I, L.P., 533,950 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 719,210 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Neil Nan Peng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares in our company held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. and Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of the date of this annual report, 9,445,000 of our ordinary shares were held by one record holders in the United States, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements

As to our contractual arrangements with Noah Investment and its shareholders, please see “Item 4. “Information on the Company—C. Organizational Structure” for a description of these contractual arrangements.

Loan Agreements

In October 2007, each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao. The principal amounts of the loans to these shareholders were RMB27.0 million (US$4.3 million) in aggregate. The loans were solely for their respective investment in the equity interests in Noah Investment. These loans were subsequently restructured in June 2009 through loans funded by Noah Rongyao and then granted to such shareholders by an intermediary bank. Back-to-back arrangements were entered into between the bank and Noah Rongyao such that all the bank’s risks associated with the loans were borne by Noah Rongyao. Each of these bank loans has the same principal amount as the initial loans provided by Noah Rongyao, having a term of three years and bearing no interest. The loan agreements have been extended to December 2013.

Transactions with Shareholders and Affiliates

In 2010, we entered into a financial advisory service agreement with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under the agreement, we provide services for the formation and management of funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and half of the management fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as our recurring service fee. In 2012, we entered into three financial advisory service agreements with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under these agreements, we will provide services for the formation and management of funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 0.5% to 1.0% of the total fund subscription amount as one-time commission for Tianjin Sequoia Capital Investment Fund (Limited Partnership), Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership) and Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership), and half of the management fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as general partner related to the private equity funds that we distributed as our recurring service fee. In 2012, we recorded US$1.7 million one-time commission and US$6.4 million management fee.

In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began managing and distributing real estate fund products. We serve as the general partner for our proprietary fund of funds and real estate funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds.

In 2012, we recorded one-time commissions of US$3.9 million and recurring services fees of US$2.5 million from investee funds of Gefei Asset, a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.6 million.

In 2012, we recorded one-time commissions of US$0.6 million and recurring services fees of US$3.6 million from investee funds of Tianjin Gefei, a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$0.3 million.

In 2012, we recorded one-time commissions of US$0.2 million and recurring services fees of US$2.1 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited, one of our affiliates. As of December 31, 2012, the amount due from such investee funds was US$0.6 million.

In 2012, we recorded one-time commissions of US$1.2 million and recurring services fees of US$0.2 million from investee funds of Wuhu Gefei Asset Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.5 million.

In 2012, we recorded one-time commissions of US$0.8 million and recurring services fees of US$0.5 million from investee funds of Shanghai Gefei Languang Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$0.2 million.

In 2012, we recorded one-time commissions of US$0.7 million and recurring services fees of US$0.3 million from investee funds of Chongqing Gefei Longxin Equity Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1,030.

In 2012, we recorded one-time commissions of US$0.2 million and recurring services fees of US$14,002 from Gopher Fund I, a fund managed by one of our subsidiaries. As of December 31, 2012, the amount due from Gopher Fund I was US$0.2 million.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Dividend Policy

We did not pay cash dividends in 2010 or 2011. On February 28, 2012, we announced our first cash dividend of US$0.14 per ADS, or $0.28 per ordinary share. The dividend was paid on or about April 15, 2012 to holders of ordinary shares (which would include holders of ADSs) of record as of the close of business on March 30, 2012, with the cash of our holding company rather than the cash from our PRC subsidiaries. On February 25, 2013, we announced our second cash dividend of US$0.14 per ADS, or US$0.28 per ordinary share. The annual dividend was paid on or about April 9, 2013 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 20, 2013. Declaration and payment of future dividends is at the discretion of the Board and may be adjusted as the Board may deem necessary or appropriate in the future.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depository Shares.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 10, 2010 under the symbol “NOAH.” Two ADSs represent one of our ordinary shares.

In 2012, the trading price of our ADSs on the New York Stock Exchange ranged from US$4.1 to US$8.87 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Trading Price (US$)
	High	Low
2010	20.68	14.05
Fourth quarter	20.68	14.05
2011	20.00	5.73
First quarter	20.00	12.67
Second quarter	18.45	9.67
Third quarter	14.68	7.96
Fourth quarter	9.50	5.73
2012	8.87	4.1
First quarter	8.87	5.75
Second quarter	8.795	4.63
Third quarter	5.35	4.1
Fourth quarter	5.96	4.3
2013 (through April 25, 2013)	7.66	6.99
First quarter	8.98	5.64
Monthly Highs and Lows
October 2012	5.1	4.3
November 2012	4.72	5.96
December 2012	5.83	4.9
January 2013	6.92	5.64
February 2013	8.98	6.02
March 2013	8.39	6.41
April 2013 (through April 25, 2013)	7.66	6.99

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

B. Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2012 Revision), insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Board of Directors.”

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares, and cancel any authorized but unissued shares.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E. Taxation

The following summary of certain material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries, Noah Rongyao, will be subject to a 10% withholding tax; in addition, we may enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah HK, according to Tax Arrangement between mainland and Hong Kong. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax.”

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The PRC Enterprise Income Tax Law implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2012.

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

Certain Material United States Federal Income Tax Considerations

The following is a summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (described below), and, to a limited extent by a non-U.S. Holder (described below), that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the “Code.”

This summary is based upon the provisions of the Code and regulations, rulings, and decisions thereunder as of the date hereof, and such authorities may be replaced, revoked, or modified, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders (except to the limited extent described below), holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code. A non-U.S. Holder is a holder that is not a U.S. Holder.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by such ADSs.

Passive Foreign Investment Company Considerations and Rules

A non-U.S. corporation, such as our company, will be a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rent annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets. Finally, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC.

Although the application of these rules is unclear in many important respects and the required calculations yield results very close to the line, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2012, we believe that we were not a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares, as described below.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2013 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for working capital or other active purposes and where the market price of our ADSs drops, our risk of becoming classified as a PFIC may substantially increase. In the event that we determine that we are not a PFIC in 2013 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat Noah Investment as being owned by us for United States federal income tax purposes, not only because we control its management decisions but also because we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate Noah Investment’s operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Noah Investment for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder holds our ADSs and makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•

amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•

amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.

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

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Also, provided we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally (unless you have made a mark-to-market election) will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder may be required file Form 8621 with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares, including the possibility of making a mark-to-market election, a deemed sale election, and the unavailability of the QEF election.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC, nor treated as such with respect to you, for United States federal income tax purposes.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a “passive foreign investment company” nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. In 2010, our ADSs were approved for listing on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States and that, assuming that we are not a PFIC nor treated as such with respect to you for the year in which the dividend is paid or the preceding taxable year, we are therefore a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, or EIT law, we may be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and that, again assuming that we are not a PFIC nor treated as such with respect to you for the year in which the dividend is paid or the preceding taxable year, we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

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

Additional Tax Reporting Requirements

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit certain information to the IRS with respect to his, her or its beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his, her or its behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

Possible FATCA Withholding After 2016 for U.S. and Non-U.S. Holders

We may be required to withhold U.S. tax at a rate of 30% on certain payments made after December 31, 2016 to the extent such payments are considered “foreign passthru payments” (a term not yet defined) pursuant to the U.S. Foreign Account Tax Compliance Act (FATCA) or similar implementing law. This withholding tax may be triggered if we are considered to be an FFI and certain other factors are present.

If an amount in respect of FATCA withholding were to be deducted and withheld on any payments we make on our ADSs or ordinary shares, neither we nor any other person will pay additional amounts as a result of the deduction or withholding of such tax. If any FATCA withholding is imposed on payments made with respect to the ADSs or ordinary shares, a beneficial owner that is not an FFI may be entitled to a refund of any amounts withheld and may claim such refund by providing certain information about its owners and filing a U.S. federal income tax return, which may entail significant administrative burden. A beneficial owner of ADSs or ordinary shares that is an FFI will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles it to an exemption from, or reduced rate of, tax on the payment that was subject to FATCA withholding.

FATCA is particularly complex and its application is uncertain at this time. You are urged to consult your tax advisors on how these rules may apply to payments you receive on the ADSs or ordinary shares.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The Renminbi appreciated by 2.3% against the U.S. dollar in 2012. There still remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2012, we had an RMB or HKD denominated cash balance of US$87.0 million and a U.S. dollar denominated cash balance of US$32.5 million. Assuming we had converted the U.S. dollar denominated cash balance of US$32.5 million as of December 31, 2012 into RMB at the exchange rate of US$1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB202.5 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. As of December 31, 2012, we had US$49.0 million invested in fixed income products with a weighted average duration of approximately 0.5 year.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Pursuant to the agreement with the depositary, no reimbursement was paid by the depositary in 2012 for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012. Deloitte Touche Tohmatsu Certified Public Accountants LLP was formerly known as Deloitte Touche Tohmatsu CPA, Ltd. At the direction of the government of the PRC in accordance with applicable PRC laws and regulations, Deloitte Touche Tohmatsu CPA, Ltd. has restructured as a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, which succeeded for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA, Ltd. with effect from January 1, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Noah Holdings Limited:

We have audited the internal control over financial reporting of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated April 26, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2013

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	(US$)
Audit fees(1)	795,024	801,084

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 22, 2012, our board of directors approved a share repurchase program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$30 million worth of our issued and outstanding ADSs over the course of one year. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, in privately negotiated transactions and in block trades, or otherwise from time to time depending on market conditions and in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

As of December 31, 2012, we have purchased 1,690,278 ADSs for approximately US$8.5 million, inclusive of transaction charges, under this share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made from May 22, 2012 to December 31, 2012.

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
May 2012	206,999	5.30	206,999	28,903,517
June 2012	449,656	5.04	449,656	26,635,582
July 2012	345,546	4.92	345,546	24,936,651
August 2012	129,915	5.06	129,915	24,279,133
September 2012	107,472	4.67	107,472	23,777,325
October 2012	190,291	4.83	190,291	22,857,922
November 2012	121,701	5.20	121,701	22,224,790
December 2012	138,698	5.38	138,698	21,479,236

Total	1,690,278	5.04	1,690,278	—

(1)	Two ADSs represent one ordinary share.
(2)	Average price paid per ADS repurchased is the execution price, inclusive of transaction charges paid to brokers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The consolidated financial statements of Noah Holdings Limited and its subsidiaries and consolidated entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

4.3	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	English translation of the Exclusive Option Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6	English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Jingbo Wang, dated June 25, 2009 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.10	English translation of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Zhe Yin, dated June 25, 2009 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.11	English translation of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Boquan He, dated June 25, 2009 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.12	English translation of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Yan Wei, dated June 25, 2009 (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.13	English translation of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Qianghua Yan, dated June 25, 2009 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.14	English translation of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Xinjun Zhang, dated June 25, 2009 (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.15*	English translation of Extension of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Jingbo Wang

4.16*	English translation of Extension of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Zhe Yin

4.17*	English translation of Extension of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Boquan He

4.18*	English translation of Extension of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Yan Wei

Exhibit Number	Description of Document

4.19*	English translation of Extension of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Qianghua Yan

4.20*	English translation of Extension of Entrust Loan Agreement between Shanghai Branch of China Minsheng Bank and Xinjun Zhang

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with the Annual Report on Form 20-F.
***	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name: Jingbo Wang
Title: Chairman and Chief Executive Officer

Date: April 26, 2013

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2010, 2011 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 26, 2013

Noah Holdings Limited

Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of December 31,
	2011	2012
	$	$
Assets
Current assets:
Cash and cash equivalents	136,859,336	119,561,152
Restricted cash	79,442	80,256
Short-term investments	20,714,145	49,035,610
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2011 and 2012, respectively	6,233,227	10,055,724
Amounts due from related parties	1,734,405	4,492,523
Deferred tax assets	2,898,399	2,837,892
Other current assets	2,192,988	3,624,590

Total current assets	170,711,942	189,687,747
Long-term investments	1,892,308	3,106,692
Investment in affiliates	2,434,689	6,055,343
Property and equipment, net	4,436,936	4,387,953
Other non-current assets	928,496	1,025,917
Non-current deferred tax assets	537,988	1,105,816

Total Assets	180,942,359	205,369,468

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Ltd. of 171,725 and 793,300 as of December 31, 2011 and 2012, respectively)	9,477,432	11,926,784
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Ltd. of (19,597) and 521,197 as of December 31, 2011 and 2012, respectively)	1,932,895	2,446,040
Uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of 322,378 and nil as of December 31, 2011 and 2012, respectively)	322,378	—
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of 141,082 and 1,252,490 as of December 31, 2011 and 2012, respectively)	5,062,950	11,951,894

Total current liabilities	16,795,655	26,324,718
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of 1,004,714 and 1,015,003 as of December 31, 2011 and 2012, respectively)	1,272,219	1,451,897
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of nil and 28,197 as of December 31, 2011 and 2012, respectively)	1,854,762	2,087,028

Total Liabilities	19,922,636	29,863,643

Shareholders’ equity:
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 27,962,586 shares issued and outstanding as of December 31, 2011, and 28,279,528 shares issued and 27,434,389 shares outstanding as of December 31, 2012	13,981	14,140
Treasury stock (845,139 ordinary shares as of December 31, 2012)	—	(8,520,763)
Additional paid-in capital	118,905,004	123,310,962
Retained earnings	38,387,488	53,357,034
Accumulated other comprehensive income	3,713,250	5,049,978

Total Noah Holdings Ltd shareholders’ equity	161,019,723	173,211,351
Non-controlling interests	—	2,294,474

Total Shareholders’ Equity	161,019,723	175,505,825

Total Liabilities and Equity	180,942,359	205,369,468

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(In U.S. dollars except for share data)

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Revenues:
Third-party revenues	30,996,179	63,636,367	65,780,848
Related party revenues	9,068,669	12,724,077	25,982,724

Total revenues	40,064,848	76,360,444	91,763,572
Less: business taxes and related surcharges	(2,201,289)	(4,197,118)	(5,068,066)

Net revenues	37,863,559	72,163,326	86,695,506

Operating cost and expenses:
Cost of revenues	(6,570,752)	(14,805,431)	(17,971,305)
Selling expenses	(8,488,457)	(19,262,014)	(27,338,878)
General and administrative expenses	(7,292,577)	(13,556,787)	(19,835,319)
Other operating income	172,737	562,333	4,295,029

Total operating cost and expenses	(22,179,049)	(47,061,899)	(60,850,473)

Income from operations	15,684,510	25,101,427	25,845,033

Other income(expenses):
Interest income	179,069	1,953,619	2,451,731
Other (expense) income	(23,855)	128,425	110,690
Investment income	281,076	1,368,358	3,044,856
Foreign exchange (loss) gain	(129,205)	3,218,876	(180,856)
Gain on change in fair value of derivative liabilities	354,000	—	—

Total other income	661,085	6,669,278	5,426,421

Income before taxes and (loss) income from equity in affiliates	16,345,595	31,770,705	31,271,454
Income tax expense	(4,790,089)	(7,779,408)	(8,979,649)
(Loss) income from equity in affiliates, net of taxes	(25,137)	(21,347)	617,361

Net income	11,530,369	23,969,950	22,909,166
Less: net income attributable to non-controlling interests	—	—	82,712

Net income attributable to Noah Holdings Ltd. shareholders	11,530,369	23,969,950	22,826,454
Less: deemed dividend on Series A convertible redeemable preferred shares	108,348	—	—

Net income attributable to ordinary shareholders of Noah Holdings Ltd.	11,422,021	23,969,950	22,826,454

Net income per share:
Basic	0.53	0.86	0.82
Diluted	0.46	0.84	0.81
Weighted average number of shares used in computation:
Basic	16,665,918	27,894,953	27,751,335
Diluted	19,030,112	28,521,272	28,073,731

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(In U.S. dollars except for share data)

	Years Ended December 31,
	2010	2011	2012

Net income	$11,530,369	$23,969,950	$22,909,166

Other comprehensive income:
Change in cumulative foreign currency translation adjustment	737,971	2,583,548	1,370,387

Other comprehensive income	737,971	2,583,548	1,370,387

Comprehensive income	12,268,340	26,553,498	24,279,553
Less: comprehensive income attributable to noncontrolling interest	—	—	116,371

Comprehensive income attributable to Noah Holdings Ltd. shareholders	12,268,340	26,553,498	24,163,182
Less: deemed dividend on Series A convertible redeemable preferred shares	108,348	—	—

Comprehensive income attributable to ordinary shareholders of Noah Holdings Ltd.	$12,159,992	$26,553,498	$24,163,182

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(In U.S. dollars except for share data)

	Ordinary shares		Treasury Stock		Additional Paid-in Capital	Subscription Receivables	(Accumulated Deficit) Retained earning	Accumulated other comprehensive income	Total Noah Stockholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	$	Shares	$	$	$	$	$	$	$	$
Balance at January 1, 2010	12,375,000	6,188	—	—	2,087,219	(6,188)	2,995,517	391,731	5,474,467	—	5,474,467

Net income	—	—	—	—	—	—	11,530,369	—	11,530,369	—	11,530,369
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	—	(108,348)	—	(108,348)	—	(108,348)
Share-based compensation	—	—	—	—	2,220,167	—	—	—	2,220,167	—	2,220,167
Vesting of restricted shares	4,725,000	2,362	—	—		(2,362)	—	—	—	—	—
Modification of Series A convertible redeemable preferred shares	—	—	—	—	2,153,500	—	—	—	2,153,500	—	2,153,500
Waiver of subscription receivables	—	—	—	—	(8,550)	8,550	—	—	—	—	—
Issuance of ordinary shares upon conversion of Series A convertible redeemable preferred shares	5,900,000	2,950	—	—	4,475,240	—	—	—	4,478,190	—	4,478,190
Issuance of ordinary shares, net of issuance cost of $10,777,495	4,830,000	2,415	—	—	105,140,090	—	—	—	105,142,505	—	105,142,505
Foreign currency translation adjustments	—	—	—	—	—	—	—	737,971	737,971	—	737,971

Balance at December 31, 2010	27,830,000	13,915	—	—	116,067,666	—	14,417,538	1,129,702	131,628,821	—	131,628,821

Net income	—	—	—	—	—	—	23,969,950	—	23,969,950	—	23,969,950
Share-based compensation			—	—	2,156,710	—	—	—	2,156,710	—	2,156,710
Vesting of restricted shares	65,625	33	—	—	366,155	—	—	—	366,188	—	366,188
Refund of issuance costs from the initial public offering	—	—	—	—	31,022	—	—	—	31,022	—	31,022
Issuance of ordinary shares upon exercise of options	66,961	33	—	—	283,451	—	—	—	283,484	—	283,484
Foreign currency translation adjustments	—	—	—	—	—	—	—	2,583,548	2,583,548	—	2,583,548

Balance at December 31, 2011	27,962,586	13,981	—	—	118,905,004	—	38,387,488	3,713,250	161,019,723	—	161,019,723

Net income	—	—	—	—	—	—	22,826,454	—	22,826,454	82,712	22,909,166
Cash dividend paid (Note 12)	—	—	—	—	—	—	(7,856,908)	—	(7,856,908)	—	(7,856,908)
Share-based compensation	—	—	—	—	3,998,548	—	—	—	3,998,548	—	3,998,548
Vesting of restricted shares	241,248	121	—	—	87,066	—	—	—	87,187	—	87,187
Issuance of ordinary shares upon exercise of options	75,694	38	—	—	320,344	—	—	—	320,382	—	320,382
Repurchase of ordinary shares (Note 9)	—	—	(845,139)	(8,520,763)	—	—	—	—	(8,520,763)	—	(8,520,763)
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,336,728	1,336,728	33,659	1,370,387
Noncontrolling interest capital injection										2,178,103	2,178,103

Balance at December 31, 2012	28,279,528	14,140	(845,139)	(8,520,763)	123,310,962	—	53,357,034	5,049,978	173,211,351	2,294,474	175,505,825

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Cash flows from operating activities:
Net income	11,530,369	23,969,950	22,909,166
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	—	—	63,441
Depreciation and amortization	390,327	1,001,862	1,814,528
Share-based compensation	2,220,167	2,156,710	3,998,548
Loss (gain) from equity in affiliates	25,137	21,347	(617,361)
Gain on change in fair value of trading securities	(55,875)	—	—
Gain on change in fair value of derivative liabilities	(354,000)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,037,266)	(5,081,484)	(3,758,665)
Amounts due from related parties	(1,017,434)	(667,489)	(2,740,357)
Other current assets	(1,692,942)	42,358	(1,090,320)
Other non-current assets	(97,756)	(213,094)	(125,906)
Accrued payroll and welfare expenses	2,958,207	4,627,239	2,366,772
Income taxes payable	6,157,203	(4,631,970)	493,597
Other current liabilities	2,689,400	652,625	7,045,670
Other non-current liabilities	957,775	896,987	227,196
Uncertain tax position liabilities	98,577	168,926	(156,289)
Deferred tax assets and liabilities	(1,486,148)	(1,657,344)	(476,354)
Purchases of trading securities	(15,875,634)	—	—
Proceeds from sale of trading securities	16,021,002	—	—

Net cash provided by operating activities	21,431,109	21,286,623	29,953,666

Cash flows from investing activities:
Purchases of property and equipment	(1,159,247)	(3,583,215)	(1,888,748)
Internally developed intangible assets	(88,535)	(119,266)	(78,097)
Increase in short-term loan investment	—	—	(561,789)
Proceeds from sale of held-to-maturity securities	2,616,464	4,847,604	49,613,971
Purchase of held-to-maturity securities	(6,557,305)	(20,409,140)	(75,565,435)
Purchase of long-term investment	—	—	(3,106,692)
Increase in restricted cash	(75,758)	—	—
Investment in affiliates	(885,119)	(1,554,229)	(2,978,360)

Net cash used in investing activities	(6,149,500)	(20,818,246)	(34,565,150)

Cash flows from financing activities:
Gross proceeds from issuance of ordinary shares in the initial public offering	115,920,000	—	—
(Issuance costs of) refunds from the initial public offering	(10,777,495)	31,022	—
Proceeds from issuance of ordinary shares upon exercise of stock options and vesting of restricted shares	—	649,672	407,569
Contribution from noncontrolling interest of subsidiaries	—	—	2,178,103
Dividend distribution	—	—	(7,856,908)
Payment for purchase of treasury stock	—	—	(8,520,763)

Net cash provided by (used in) financing activities	105,142,505	680,694	(13,791,999)

Effect of exchange rate changes	729,809	2,440,571	1,105,299

Net increases (decreased) in cash and cash equivalents	121,153,923	3,589,642	(17,298,184)
Cash and cash equivalents—beginning of the year	12,115,771	133,269,694	136,859,336

Cash and cash equivalents—end of the year	133,269,694	136,859,336	119,561,152

Supplemental disclosure of cash flow information:
Cash paid for income taxes	242,146	13,290,599	9,238,287

Supplemental disclosure of non-cash investing and financing activities:
Reclassification of derivative liabilities to additional paid-in capital upon modification of Series A convertible redeemable preferred shares	2,153,500	—	—
Issuance of ordinary shares upon conversion of Series A convertible redeemable preferred shares	4,478,190	—	—

Purchase of property and equipment in accounts payable	124,916	352,689	216,251

The accompanying notes are an integral part of these audited consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2010, 2011 and 2012

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading service provider focusing on distributing wealth management products to the high net worth population in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated variable interest entity, founded in the PRC in August 2005.

The Company’s significant subsidiaries as of December 31, 2012 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Co., Ltd.*	April 18, 2008	PRC	100%
Noah Private Wealth Management (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2011	PRC	100%
Kunshan Noah Xingguan Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%

*	In August 2012, Shanghai Noah Yuanzheng Investment Consulting Co., Ltd. was renamed as Shanghai Noah Financial Service Co., Ltd., after it obtained the regulatory approval to authorize its business scope to include providing investment advisory wealth management and related financial services.

Noah Investment’s significant subsidiaries as of December 31, 2012 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.*	September 29, 2007	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	September 24, 2008	PRC	100%
Tianjin Gefei Asset Management Co., Ltd.**	March 18, 2010	PRC	100%
Gefei Asset Management Co., Ltd.**	February 9, 2012	PRC	100%

*	In February 2012, Shanghai Noah Investment Consulting Co., Ltd. was granted a mutual fund distribution license by the China Securities Regulatory Commission (“CSRC”), and was subsequently renamed as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.
**	In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gefei Asset Management Co., Ltd (“Tianjin Gefei”) and Gefei Asset Management Co., Ltd (“Gefei Asset”) which was established in February 2012 from Shanghai Noah Financial Services Co., Ltd. at cost. The transaction was recorded as reorganization between entities under common control with no impact on the consolidated financial statements.

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

US GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

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

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Rongyao, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include: (i) a Power of Attorney Agreement under which each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of the Company, (ii) an Exclusive Option Agreement under which the shareholders granted Noah Investment or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law, (iii) an Exclusive Support Service Agreement under which Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging the financial support necessary to conduct Noah Investment’s operational activities, (iv) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the agreement, and (v) a Free-Interest Loan Agreement under which each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao for their respective investment in the equity interests in Noah Investment. The total amount of interest-free loans extended to the Founders is RMB27 million (approximately $3.6 million) which has been injected into Noah Investment. The Founders of Noah Investment effectively acted as a conduit to fund the required capital contributions from the Company into Noah Rongyao, are non-substantive shareholders and received no consideration for entering into such transactions. Under the above agreements, the shareholders of Noah Investment irrevocably granted Noah Rongyao the power to exercise all voting rights to which they were entitled. In addition, Noah Rongyao has the option to acquire all of the equity interests in Noah Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Noah Rongyao is entitled to receive service fees for certain services to be provided to Noah Investment.

The Exclusive Option Agreement and Power of Attorney Agreements provide the Company effective control over the VIE and its subsidiaries, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because the Company, through Noah Rongyao, has (i) the power to direct the activities of Noah Investment that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from Noah Investment, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement or loans payable/receivable under the Loan Agreement).

The Company believes that these contractual arrangements are in compliance with PRC laws and regulations and are legally enforceable. The addition of mutual fund business under Noah Investment and the transfer of Tianjin Gefei and Gefei Asset from Noah Rongyao to Noah Investment in 2012 do not impact the legal effectiveness of these contractual arrangements and do not impact the conclusion that the Company is the primary beneficiary of Noah Investment and its subsidiaries.

However, the aforementioned contractual arrangements with Noah Investment and its shareholders are subject to risks and uncertainties, including:

•

Noah Investment and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•

Noah Investment and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Share Pledge Agreement have been registered by the shareholders of Noah Investment with the relevant office of the administration of industry and commerce, however, the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance Noah Investment by means of loans or capital contributions. Loans from our offshore parent company to the VIEs must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain.

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements:

	As of December 31,
	2011	2012
	$	$
Cash and cash equivalents	2,666,520	13,121,222
Restricted cash	79,442	80,256
Short-term investments	—	15,150,847
Accounts receivable, net of allowance for doubtful accounts	104,793	187,783
Other current assets	838,014	2,005,541
Amounts due from the Group’s subsidiaries	9,062,387	—
Deferred tax assets	423,704	478,015
Property and equipment, net	846,202	1,090,055
Investment in affiliates	—	6,055,204
Other non-current assets	77,911	150,946

Total assets	14,098,973	38,319,869

Accrued payroll and welfare expenses	171,725	793,300
Income tax payable	(19,597)	521,197
Current uncertain tax position liabilities	322,378	—
Amounts due to the Group’s subsidiaries	—	18,475,369
Other current liabilities	141,082	1,252,490
Non-current uncertain tax position liabilities	1,004,714	1,015,003
Other long-term obligations	—	28,197

Total liabilities	1,620,302	22,085,556

	As of December 31,
	2010	2011	2012*
	$	$	$
Net revenues	4,158,482	2,417,148	7,233,911
Operating cost and expenses	(2,532,972)	(4,011,731)	(6,409,491)
Other income	269,440	159,745	200,319
Net income (loss) attributable to Noah Shareholders	1,387,515	(1,038,704)	1,086,355
Cash flows provided by (used in) operating activities **	5,829,563	(14,752,747)	29,624,846
Cash flows (used in) provided by investing activities	(836,028)	1,672,073	(21,368,983)
Cash flows provided by financing activities	—	—	2,178,103

*	Tianjin Gefei’s result of operations and cash flows are included in the presentation starting from March 2012.
**	Cash flows provided by financing activities in 2012 include amounts due to the Group’s subsidiaries of $18,475,369.

The VIEs contributed an aggregate of 11.0%, 3.3% and 8.3% of the consolidated net revenues for the year ended December 31, 2010, 2011 and 2012, respectively and an aggregate of 12.0%, -4.3% and 4.7% of the consolidated net income for the year ended December 31, 2010, 2011 and 2012, respectively. As of the fiscal years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 7.8% and 18.7%, respectively, of the consolidated total assets.

There are no consolidated assets of Noah Investment and its subsidiaries that are collateral for the obligations of Noah Investment and its subsidiaries and can only be used to settle the obligations of Noah Investment and its subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 12 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the liability for uncertain tax positions, valuation allowance for deferred tax assets, allowance for accounts receivable, fair value measurement of underlying investment portfolios of the private equity funds that the Group serves as general partner, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, including the estimated fair value of the Company and its ordinary shares and related forfeiture rates.

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

The following table summarizes product providers or underlying corporate borrowers which accounted for 10% or more of total revenues.

	Revenues
	Years Ended December 31,
	2010	2011		2012
	$	$		$
A	6,485,735		*		*

*	Less than 10% in the stated periods.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported.

The Group also considers it has significant influence over the funds of funds and real estate funds that it serves as general partner, and the Group’s ownership interest in these funds as limited partner is generally much lower than 20%. These funds are not consolidated by the Group based on the facts that the Group is not the primary beneficiary of these funds, and substantive kick-out rights exist which are exercisable by non-related limited partners of these funds. The equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

Through Tianjin Gefei, the Group invested in i) four funds of private equity funds newly established in 2010 (Tianjin Gefeixin Equity Investment Partnership (Limited Partnership), Tianjin Gefeitaimei Equity Investment Partnership (Limited Partnership), Tianjin Gefeijiye Equity Investment Partnership (Limited Partnership), and Tianjin Gefeixinye Equity Investment Partnership (Limited Partnership)), ii) three funds of private equity funds newly established in 2011 (Tianjin Gefeijia’an Equity Investment Partnership (Limited Partnership), Gefeijinyong Equity Investment Partnership (Limited Partnership) and Tianjin Gefeijiahui Equity Investment Partnership (Limited Partnership)), iii) three funds of private equity funds newly established in 2012 (Gefeijinqian Investment Center (Limited Partnership), Gefeijincheng Investment Center (Limited Partnership) and Gefeijinhong Investment Center (Limited Partnership)), by holding 1% to 5% equity interests as a limited partner in those funds. The Group also serves as the general partner of those funds.

In 2012, the Group, through its consolidated VIEs, Gefei Asset and its subsidiaries, invested in one fund of real estate funds and thirty-eight real estate funds newly established in 2012, by holding no more than 2% equity interests and serve as the general partner of those funds.

In May 2011, Tianjin Gefei injected RMB 4.0 million (approximately $0.6 million) into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest in Kunshan Jingzhao. Kunshan Jingzhao principally engages in real estate fund management businesses.

In November 2012, the Group, through its consolidated VIE, Gefei Asset, injected RMB 3.8 million (approximately $0.6 million) into Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd (“Kunshan Vantone”), a newly established joint venture, for 15% of the equity interest in Kunshan Vantone. Kunshan Vantone principally engages in private equity fund management businesses. The Group considers it has significant influences over Kunshan Vantone due to its voting rights in its board of directors.

The Group accounts for these investments using the equity method of accounting due to the fact that the Company has significant influence on these funds, Kunshan Jingzhao and Kunshan Vantone. The Group recorded investments in affiliates of $2,434,689 and $6,055,343 as of December 31, 2011 and 2012, respectively and losses from equity in affiliates of $25,137 and $21,347 for the years ended December 31, 2010 and 2011, respectively and an income from equity in affiliates of $617,361 for the year ended December 31, 2012.

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

(g) Fair Value of Financial Instruments

There were no assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2010, 2011 and 2012. The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

The Group believes the fair value of its financial instruments, principally cash and cash equivalents, restricted cash, accounts receivable, short-term investments and other current liabilities approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates. The fair value of the Group’s long-term investments was $2,030,044 and $3,096,898 as of December 31, 2011 and 2012, respectively. For the long-term investment as of December 31, 2011, the fair value was estimated using discounted cash flow technique based on market yield for investments with similar terms on the valuation dates. For the long-term investment as of December 31, 2012, the fair value was determined based on the Group’s equity holding percentage multiplied by the fair value of the underlying funds available from audited financial information of the funds. The fair value of the underlying investments in these funds was estimated via a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by investees, degree of liquidity in the current credit markets and discount rate, and is thus classified as a Level 3 fair value measurement.

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

(j) Investments

The Group invests in marketable equity securities, trust fund securities and private equity funds. Marketable equity securities that are bought and held principally for the purpose of selling them in the near term, are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings.

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

The Group records investments in private equity funds under the cost method when they do not qualify for the equity method. Gains or losses are realized when such investments are sold.

The Group reviews its investments except for marketable securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

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

(k) Non-controlling interests

Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the “FASB”) regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements.

(l) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3—5 years
Motor Vehicles	5 years
Software	2—5 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(m) Revenue Recognition

The Group derives revenue primarily from one-time commissions and recurring service fees paid by product providers or underlying corporate borrowers.

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

One-time Commissions

The Group enters into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, the Group earns a one-time commission from product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by its clients. The Group defines the “establishment of a wealth management product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the Group’s client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Revenue is recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require a portion of the payment be deferred until the end of the wealth management products’ life or other specified contingency. In such instances, the Group defers the contingent amount until the contingency has been resolved. A small portion of the Group’s one-time commission arrangements require the provision of certain after sales activities, which primarily relate to disseminating information to clients related to investment performance. The Group accrues the estimated cost of providing these services, which are inconsequential, when the one-time commission is earned as the services to be provided are substantially complete. The Group has historically completed the after sales services in a timely manner and can reliably estimate the remaining costs.

Recurring Service Fees

Recurring service fees from product providers depend on the type of wealth management product the Group’s client purchased and are calculated as either (i) a percentage of the total value of investments in the wealth management products purchased by the Group’s clients, calculated at the establishment date of the wealth management product or (ii) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As the Group provides these services throughout the contract term, for either method of calculation, revenue is recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple Element Arrangements

The Group enters into multiple element arrangements when a product providers or underlying corporate borrowers engages it to provide both wealth management marketing and recurring services. The Group also provides both wealth management marketing and recurring services to funds of private equity funds and real estate funds that it serves as general partner.

The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Group applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s products and services contain certain level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Group has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of wealth management marketing service and recurring services under these multiple element arrangements.

The Group has vendor specific objective evidence of fair value for its wealth management marketing services as it provides such services on a stand-alone basis. The Group has not sold its recurring services on a stand-alone basis. However, the fee to which the Group is entitled is consistently priced at a fixed percentage of the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. The recurring service fee the Group charges as general partner is consistent with the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. As such, the Group has established fair value as relative charges that are consistent with management fee in such arrangements and believes it represents their best estimate of the selling price at which they would transact if the recurring services were sold regularly on a stand-alone basis. The Group allocates arrangement consideration based on fair value, which is equivalent to the percentages charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above. If the estimated selling price for recurring services increased (or decreased) by 1%, the revenue allocated to this revenue element would increase (decrease) by 0.1% to 0.7%.

(n) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates ranging from 5.35% to 5.65% and are recorded as a reduction of revenues.

(o) Cost of Revenues

Cost of revenue includes salaries and performance-based commissions of relationship managers and expenses incurred in connection with product-specific client meetings and other events.

(p) Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Group recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Group determines that its deferred tax assets are realizable in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for the Group includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheet.

(q) Share-Based Compensation

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

(r) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments for general corporate purposes. Such subsidies allow the Group full discretion in utilizing the funds and are generally provided as incentives for investing in certain local districts. Cash subsidies of $172,737, $562,333 and $4,295,029 are included in other operating income for the years ended December 31, 2010, 2011 and 2012, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(s) Net Income per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. For the years ended December 31, 2010, the Group determined that its Series A convertible redeemable preferred shares were participating securities as they participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group used the two-class method of computing basic earnings per share.

Diluted net income per share is computed by giving effect to all potential dilutive shares, including non-vested restricted shares, options and Series A convertible redeemable preferred shares. For the year ended December 31, 2010, diluted net income per share is computed using the more dilutive of the two-class method or the if-converted method.

(t) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(u) Foreign Currency Translation

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities of the Group’s PRC entities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

The financial records of the Group’s PRC entities are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.

(v) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(w) Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Group’s consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group does not expect the adoption of this pronouncement would have a significant effect on the Group’s consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Group does not expect the adoption of this pronouncement would have a significant effect on the Group’s consolidated financial statements.

(x) Newly adopted accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Group adopted this pronouncement on January 1, 2012.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied retrospectively for all periods presented in the financial statements. The Group adopted this pronouncement on January 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	2010	2011	2012
Net income attributable to ordinary shareholders	$11,422,021	$23,969,950	$22,826,454
Less: Amounts allocated to Series A convertible redeemable preferred shares for participating rights to dividends	(2,661,886)	—	—

Net income attributable to ordinary shareholders—basic and diluted	$8,760,135	$23,969,950	$22,826,454

Weighted average number of ordinary shares outstanding—basic	16,665,918	27,894,953	27,751,335
Plus: share options	447,139	607,791	249,756
Plus: non-vested restricted shares	1,917,055	18,528	72,640

Weighted average number of ordinary shares outstanding—diluted	19,030,112	28,521,272	28,073,731

Basic net income per share	$0.53	$0.86	$0.82
Diluted net income per share	$0.46	$0.84	$0.81

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2010	2011	2012
Share options	253,100	626,319	570,432
Series A convertible redeemable preferred shares	5,900,000	—	—

	6,153,100	626,319	570,432

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2011	2012
	$	$
Held-to-maturity securities
- Current	20,714,145	49,035,610
- Non-current	1,892,308	—
Other long-term investments	—	3,106,692

Total	22,606,453	52,142,302

Held-to-maturity securities consist of trust fund securities carried at amortized cost. The Group recorded investment income on the trust funds of $225,213, $1,368,358 and $3,044,856 for the years ended December 31, 2010, 2011 and 2012, respectively. Interest receivable on the trust funds was $527,771 and $539,586 as of December 31, 2011 and 2012, respectively. Held-to-maturity securities as of December 31, 2012 include investments in debt securities of certain real estate funds managed by the Group of $11,917,947.

Other long-term investments consist of the investments in 3 private equity funds by the Company as limited partner with less than 3% equity interest and no significant influence on each of the investments. The Group accounted for these investments using the cost method of accounting due to the fact that the Group has no significant influence on the investees.

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2011	2012
	$	$
Leasehold improvements	1,754,027	1,987,265
Furniture, fixtures and equipment	2,425,928	2,953,863
Motor vehicles	599,433	741,551
Software	655,186	1,378,745

	5,434,574	7,061,424

Accumulated depreciation	(1,806,326)	(3,429,370)

	3,628,248	3,632,054
Construction in progress	808,688	755,899

	4,436,936	4,387,953

Depreciation expense was $390,327, $1,001,862 and $1,814,528 for the years ended December 31, 2010, 2011 and 2012, respectively.

6. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2011	2012
	$	$
Accrued expenses	1,316,086	2,901,847
Accrued professional service fees	352,892	1,032,931
Conference fee payable	77,457	169,339
Other payables	1,784,789	1,058,728
Deferred revenues	981,340	5,320,260
Other tax payable	550,386	1,468,789

Total	5,062,950	11,951,894

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

The tax expense (benefit) comprises:

	Years Ended December 31,
	2011	2012
	$	$
Current Tax	9,436,752	9,455,994
Deferred Tax	(1,657,344)	(476,345)

Total	7,779,408	8,979,649

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2011	2012
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.27%	0.95%
Effect of uncertain tax positions	0.53%	(0.48%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.52%)	0.72%
Effect of nondeductible accumulative losses	—	1.68%
Effect of others	0.21%	0.85%

	24.49%	28.72%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2011	2012
	$	$
Deferred tax assets:
Accrued expenses	2,489,684	3,104,439
Tax loss carry forward	544,771	1,054,789
Unrealized other income	475,835	414,217
Others	58,040	17,569

Gross deferred tax assets	3,568,330	4,591,014
Valuation allowance	—	(527,040)

Net deferred tax assets	3,568,330	4,063,974

Analysis as:
Current	3,030,342	2,958,158
Non-current	537,988	1,105,816

Deferred tax liabilities:
Unrealized investment income	131,943	120,266

Total deferred tax liabilities	131,943	120,266

Analysis as:
Current	131,943	120,266
Non-current	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2012, operating loss carry forwards amounted to $4.7 million for the PRC income tax purposes. The loss carrying forwards will begin to expire in 2017. A valuation allowance of $527,040 associated with the operating loss carry forwards was recorded for the year ended December 31, 2012 as it is determined that it is more likely than not that the relevant deferred tax asset will not be realized.

In accordance with the New EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group has both the intent and ability to permanently reinvest undistributed profits of approximately $94.3 million earned from its China subsidiaries. Therefore, no withholding income taxes for undistributed profits on such undistributed profits have been accrued as of December 31, 2012.

The Group recorded an increase of nil for uncertain tax positions during the years ended December 31, 2010, 2011 and 2012. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The Group accrued interest of $98,579, $168,926 and $ 169,389 related to the uncertain tax positions in 2010, 2011 and 2012, respectively. Accrued interest was $267,505 and $436,894 as of December 31, 2011 and 2012, respectively.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. In 2012, the Group decreased its income tax liability by $322,378 for unrecognized tax benefits previously recorded during the years ended December 31, 2006 as the statute of limitations for certain tax positions had expired under the PRC Tax Administration and Collection Law.

The movement of the Group’s uncertain tax positions is summarized as follows:

$
Unrecognized tax benefit—December 31, 2009	1,223,250
Gross increases—accrued interest in current period	98,579
Settlements	—
Exchange rate translation	42,293

Unrecognized tax benefit—December 31, 2010	1,364,122
Gross increases—accrued interest in current period	168,926
Settlements	—
Exchange rate translation	61,549

Unrecognized tax benefit—December 31, 2011	1,594,597
Gross increases—accrued interest in current period	169,389
Settlements	—
Reverse due to lapse of statute of limitations	(322,378)
Exchange rate translation	10,289

Unrecognized tax benefit—December 31, 2012	1,451,897

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

Because the Series A Shares were automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after September 3, 2012 was contingent upon a QIPO not occurring in five years. Upon issuance, the Group deemed redemption to be probable and accreted the Series A Shares to their redemption value. The redemption value for accretion is deemed to be the issue price plus a 5% annual compounded return. The ability to redeem at fair value, to the extent greater than the issue price plus the 5% return, was accounted for separately as part of the bifurcated Conversion Feature. The Group elected to recognize the change in the redemption value immediately as they occurred. As a result, during the years ended December 31, 2010, the Group recognized $108,348 as deemed dividends, which reflects the 5% redemption rate.

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

There were no charges related to the Series A Convertible Redeemable Preferred Shares recorded during the years ended December 31, 2011 and 2012 as they were converted into ordinary shares upon completion of the Group’s IPO in November 2010.

9. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. As of December 31, 2012, under the repurchase plan, the Company had repurchased an aggregate of 1,690,278 ADSs, representing 845,139 ordinary shares on the open market for total cash consideration of $8,520,763. The repurchased shares were presented as “treasury stock” in shareholders’ equity on the Group’s consolidated balance sheets.

10. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Share options	794,665	2,014,692	1,437,201
Non-vested restricted shares	1,425,502	142,018	2,561,347

Total share-based compensation	2,220,167	2,156,710	3,998,548

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

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $5.62, $12.09 and nil per share, respectively. There were nil, 66,961 and 75,694 options exercised during the years ended December 31, 2010, 2011 and 2012, respectively.

Option modification

In January 2012, the Company modified the exercise price for certain outstanding options that have been granted under the Company’s 2008 and 2010 share incentive plans but not exercised as of January 16, 2012 in order to provide appropriate incentives to the relevant employees, officers and directors of the Company. The exercise prices of the eligible options were modified to be US$12.12 per ordinary share, or US$6.06 per ADS, which represents the average closing price of the Company’s ADSs traded on the New York Stock Exchange during the preceding week of the modifications, with other conditions remaining unchanged. The Company compared the fair value of the modified options against the original awards as of the modification date and concluded that there is $0.7 million incremental compensation cost related to options not yet vested to be recognized over the remaining vesting period and $0.2 million incremental compensation cost related to options already vested to be recognized immediately as of date of modification. The weighted average exercise price before and after the modification are $19.81 and $12.12 per ordinary share, respectively.

The Company converted the options that were granted under the Company’s 2008 and 2010 share incentive plans but unvested as of May 21, 2012 into restricted shares. The conversion reduced the number of options and made the exercise prices to be zero, but other conditions remaining unchanged. The Company compared the fair value of the modified options against the original awards as of the modification date and concluded that there is $2.2 million incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period. The weighted average exercise price before and after the modification are $9.52 and nil per ordinary share, respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2010	2011	2012
Average risk-free rate of return	2.63%	2.52%	2.00%
Weighted average expected option life	6 years	6 years	5.3 years
Estimated volatility	42.63%	49.7%	53.7%
Average dividend yield	Nil	Nil	Nil

The following table summarizes option activity during 2012:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding as of January 1, 2012	1,353,059	11.78	8.6 years	5,363,141
Exercised	(75,694)	4.23
Forfeited	(91,598)	6.94
Replaced by restricted shares	(783,688)	14.27

Outstanding as of December 31, 2012	402,079	9.44	7.0 years	2,226,146

Vested and expected to vest as of December 31, 2012	402,079	9.44	7.0 years	2,226,146

Exercisable as of December 31, 2012	402,079	9.44	7.0 years	2,226,146

As of December 31, 2012, there was nil unrecognized compensation expense related to unvested share options.

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

On October 18, 2010, the Group granted 150,000 restricted shares to one executive officer to replace options previously granted under the 2008 Plan. The purchase price of the restricted shares of $5.58 per share is payable at the time of vesting, which was also the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. As a result, the Group is accounting for the restricted shares as options. The modification did not result in any incremental compensation expense. In May 2012, the Company modified the purchase price of the unvested restricted shares as of May 21, 2012 from $5.58 per share to zero, but other conditions remaining unchanged. The Company compared the fair value of the modified restricted shares against the original awards as of the modification date and concluded that there is $0.2 million incremental compensation cost to be recognized in the next 2 years.

On November 10, 2012, the Group granted 11,000 non-vested restricted shares to two independent directors under the 2010 plan. 25% of the restricted shares were immediately vested, 25% will vest on May 10, 2013 and the remaining 50% will vest on November 10, 2013.

A summary of non-vested restricted share activity during the year ended December 31, 2012 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		$
Non-vested as of January 1, 2012	84,375	3.95
Shares granted upon conversion of options	632,500	9.50
Granted	11,000	9.90
Vested	(241,248)	8.89
Forfeited	(18,740)	9.50

Non-vested as of December 31, 2012	467,887	8.82

The total fair value of non-vested restricted shares vested in 2010, 2011 and 2012 was $1,370,250, $259,219 and $ 2,144,851, respectively.

The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2012, there was $ 6,849,214 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2 years.

11. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were $758,287, $874,291 and $2,277,079 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12. Distribution of Profits

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $1,590,077 and $3,573,002 as of December 31, 2011 and 2012, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of $30,476,898 and $59,715,031 as of December 31, 2011 and 2012, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $32,066,975 and $63,288,033 as of December 31, 2011 and 2012, respectively. The restricted assets of the Company’s VIEs amounted to $4,978,338 and $17,620,580 as of December 31, 2011 and 2012, respectively.

No dividends were declared in 2010 and 2011. On February 28, 2012, the Company declared the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend of $7.9 million was paid on or about April 15, 2012 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 30, 2012.

13. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in a sole segment, which is value-added, independent wealth management consulting services.

Service Lines

Details of revenue by type of service are as follows:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
One-time commissions	29,248,348	49,624,166	46,193,749
Recurring services fee	8,615,211	22,539,160	39,584,531
Mutual fund service fee	—	—	917,226

Net revenues	37,863,559	72,163,326	86,695,506

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group

Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Croup
Tianjin Gefeixin Equity Investment Partnership (Limited Partnership) and 9 other investee funds	Investees of Tianjin Gefei Asset Management Co., Ltd., a VIE of the Company
Chongqing Gefeilongmao Investment Center (Limited Partnership) and 3 other investee funds	Investees of Chongqing Gefei Longxin Equity Investment Management Co., Ltd, a VIE of the Company
Wuhu Gefeilanrui Investment Center (Limited Partnership) and 3 other investee funds	Investees of Shanghai Gefei Languang Investment Management Co., Ltd, a VIE of the Company
Shanghai Gefeihongyang Investment Center (Limited Partnership) and 20 other investee funds	Investees of Gefei Asset Management Co., Ltd., a VIE of the Company
Wuhu Gefeizhengqian Investment Center (Limited Partnership) and 9 other investee funds	Investees of Wuhu Gefei Asset Management Co., Ltd, a VIE of the Company
Gopher Fund I	Fund managed by Gopher Capital GP Ltd., a subsidiary of the Company
Kunshan Jingzhaojiuguang Investment Center (Limited Partnership) and 4 other investee funds	Investees of Kunshan Jingzhao Equity Investment Management Limited, an affiliate of the Company
Kunshan Jingzhao Equity Investment Management Limited	Investee of Tianjin Gefei Asset Management Co., Ltd, a VIE of the Company
Kunshan Vantone Zhengyuan Private Equity Fund Management Limited	Investee of Gefei Asset Management Co., Ltd, a VIE of the Company

During the years ended December 31, 2010, 2011 and 2012, significant related party transactions were as follows:

	Years Ended December 31
	2010	2011	2012
	$	$	$
One-time commissions
Investee funds of Gefei Asset Management Co., Ltd.	—	—	3,866,439
Investee funds of Wuhu Gefei Asset Management Co., Ltd.	—	—	1,226,227
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	—	—	1,024,790
Investee funds of Shanghai Gefei Languang Investment Management Co., Ltd.	—	—	819,199
Investee funds of Chongqing Gefei Longxin Equity Investment Management Co., Ltd .	—	—	748,914
Investee funds of Tianjin Gefei Asset Management Co., Ltd.	1,698,949	594,592	645,699
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	—	—	411,614
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	—	1,987,969	215,657
Gopher Fund I	—	—	159,257
Sequoia Capital Investment Management (Tianjin) Co., Ltd	4,471,209	410,755	218,860
Financial products invested by the Group and affiliates	313,473	1,044,942	55,475
Recurring services fee
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	2,076,936	5,947,099	6,407,642
Investee funds of Tianjin Gefei Asset Management Co., Ltd.	331,414	1,550,151	3,622,393
Investee funds of Gefei Asset Management Co., Ltd.	—	—	2,504,815
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	—	522,800	2,111,583
Investee funds of Shanghai Gefei Languang Investment Management Co., Ltd.	—	—	459,439
Investee funds of Chongqing Gefei Longxin Equity Investment Management Co., Ltd .	—	—	268,632
Investee funds of Wuhu Gefei Asset Management Co., Ltd.	—	—	191,757
Gopher Fund I	—	—	14,002
Financial products invested by the Group and affiliates	176,688	665,769	1,010,330

Total	9,068,669	12,724,077	25,982,724

As of December 31, 2011 and 2012, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2011	2012
	$	$
Investee funds of Gefei Asset Management Co., Ltd.	—	1,609,533
Investee funds of Wuhu Gefei Asset Management Co., Ltd.	—	1,546,260
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	1,556,873	634,910
Investee funds of Tianjin Gefei Asset Management Co., Ltd.	175,595	297,190
Investee funds of Shanghai Gefei Languang Investment Management Co., Ltd.	—	191,677
Gopher GP I	—	189,451
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	—	22,472
Investee funds of Chongqing Gefei Longxin Equity Investment Management Co., Ltd.	—	1,030
Others	1,937	—

Total	1,734,405	4,492,523

15. Commitments and Contingencies

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2012 were as follows:

Year Ended December 31	$
2013	4,790,216
2014	3,003,773
2015	1,389,641
2016 and after	7,746,714

Total	16,930,344

Rental expenses were $2,005,194, $3,681,838 and $5,175,287 during the years ended December 31, 2010, 2011 and 2012, respectively.

16. Subsequent Events

On February 25, 2013, the Company declared that its Board has authorized and approved the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The dividend was paid in April 2013 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 20, 2013.

On March 22, 2013, The Company jointly incorporated Zhejiang Vanke Noah Assets Management Co., Ltd. (“Vanke Noah”) with a third party real estate developer to obtain 51% equity interest of Vanke Noah with investments of RMB25.5 million (US$4.1 million). Vanke Noah is primarily engaged in the asset management business.

Additional Financial Information of Parent Company – Financial Statements Schedule I

Under PRC regulations, foreign-invested companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries and VIEs are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund general reserve funds unless such reserve funds have reached 50% of its respective registered capital. These reserves are not distributable in the form of cash dividends to the Company.

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-040(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2012, was more than 25% of the Company’s consolidated net assets as of December 31, 2012.

a) Condensed balance sheets

(Expressed In U.S. dollars unless otherwise stated)

	As of December 31
	2011	2012
	$	$

ASSETS
Current assets
Cash and cash equivalents	84,371,832	50,987,910
Due from subsidiaries and VIEs	22,789,147	39,383,242
Deferred tax assets	52,879	52,879
Other current assets	197,363	418,211

Total current assets	107,411,221	90,842,242
Investment in subsidiaries and VIE	55,580,144	80,456,741
Non-current deferred tax assets	414,217	361,338
Other non-current assets	—	2,217

Total assets	163,405,582	171,662,538

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Other current liabilities	758,674	339,302

Total current liabilities	758,674	339,302
Uncertain tax position liabilities	267,505	436,894
Other non-current liabilities	1,359,680	1,186,104

Total liabilities	2,385,859	1,962,300

Shareholders’ equity
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 27,962,586 shares issued and outstanding as of December 31, 2011, and 28,279,528 shares issued and 27,434,389 shares outstanding as of December 31, 2012	13,981	14,140
Treasury stock (845,139 ordinary shares as of December 31, 2012)	—	(8,520,763)
Additional paid-in capital	118,905,004	119,799,849
Retained earnings	38,387,488	53,357,034
Accumulated other comprehensive income	3,713,250	5,049,978

Total shareholders’ equity	161,019,723	169,700,238

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	163,405,582	171,662,538

b) Condensed statement of operations

(Expressed In U.S. dollars unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
	$	$	$

Operating cost and expenses
Cost of revenue	50,677	195,542	186,624
Selling expenses	350,555	973,734	126,238
General and administrative expenses	1,796,820	2,074,871	1,454,339

Total operating cost and expenses	2,198,052	3,244,147	1,767,201

Loss from operations	(2,198,052)	(3,244,147)	(1,767,201)

Other income (expenses):
Interest income	7,212	1,145,683	1,157,512
Other income	354,000	204,293	173,576
Foreign exchange (loss) gain	(129,203)	3,722,746	(55,037)

Total other income	232,009	5,072,722	1,276,051

(Loss) gain before taxes and income from equity in affiliates	(1,966,043)	1,828,575	(491,150)

Income tax expenses	(98,126)	(231,752)	(222,265)
Equity in profit of subsidiaries and VIE	13,594,538	22,373,127	23,539,869

Net income attributable to Noah shareholders	11,530,369	23,969,950	22,826,454
Less: Deemed dividend on Series A convertible redeemable preferred shares	108,348	—	—

Net income attributable to ordinary shareholders	11,422,021	23,969,950	22,826,454

c) Condensed statement of comprehensive income

(Expressed In U.S. dollars unless otherwise stated)

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Net income	11,530,369	23,969,950	22,826,454

Other comprehensive income:
Change in cumulative foreign currency translation adjustment	737,971	2,583,548	1,336,728

Other comprehensive income	737,971	2,583,548	1,336,728

Comprehensive income attributable to Noah Holdings Ltd shareholders	12,268,340	26,553,498	24,163,182
Less: Deemed dividend on Series A convertible redeemable preferred shares	108,348	—	—

Comprehensive income attributable to ordinary shareholders of Noah Holdings Ltd	12,159,992	26,553,498	24,163,182

d) Condensed statements of cash flows

(Expressed In U.S. dollars unless otherwise stated)

	Years ended December 31,
	2010	2011	2012
	$	$	$

Cash flows from operating activities:
Net income attributable to Noah shareholders	11,530,369	23,969,950	22,826,454
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,220,167	2,156,710	487,435
Gain on change in fair value of derivative liabilities	(354,000)	—	—
Gain from equity in subsidiaries and VIE	(13,594,538)	(22,373,127)	(23,539,869)
Changes in operating assets and liabilities:
Amount due from related party	229,641	(18,788)	405,905
Other current assets	(1,236,480)	1,039,117	(223,065)
Deferred tax assets	—	(467,096)	52,879
Uncertain tax position liabilities	98,579	168,926	169,389
Other current liabilities	903,575	(144,901)	(419,372)
Other non-current liabilities	957,775	401,905	(173,576)

Net cash provided by (used in) operating activities	755,088	4,732,696	(413,820)

Cash flows from investing activities:
Increase in amount due from subsidiaries and VIEs	—	(23,000,000)	(17,000,000)
Investment in subsidiaries and VIE	—	(3,855,366)	—

Net cash used in investing activities	—	(26,855,366)	(17,000,000)

Cash flows from financing activities:
Gross proceeds from issuance of ordinary shares in the initial public offering	115,920,000	—	—
(Issuance costs of) refunds from the initial public offering	(10,777,494)	31,022	—
Dividends paid	(108,348)	—	(7,856,908)
Proceeds from issuance of ordinary shares upon exercise of stock options	—	649,673	407,569
Share repurchase	—	—	(8,520,763)

Net cash provided by (used in) financing activities	105,034,158	680,695	(15,970,102)

Net increase (decrease) in cash and cash equivalents	105,789,246	(21,441,975)	(33,383,922)
Cash and cash equivalents- beginning of year	24,561	105,813,807	84,371,832

Cash and cash equivalents- end of year	105,813,807	84,371,832	50,987,910

e) Notes to condensed financial statements

1.	The condensed financial statements of Holding have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIE is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

2.	As of December 31, 2012 and 2011, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.