Form 20-F
period 2013-12-31
Noah Holdings Ltd
filed 2014-03-24
CIK 1499543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

No. 32 Qinhuangdao Road, Building C

Shanghai 200082, People’s Republic of China

(Address of principal executive offices)

Dr. Theresa Teng, Chief Financial Officer

Noah Holdings Limited

No. 32 Qinhuangdao Road, Building C

Shanghai 200082, People’s Republic of China

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 28,715,882 ordinary shares issued, with 27,648,066 ordinary shares outstanding and 1,067,816 shares in treasury stock, par value US$0.0005 per share, as of December 31, 2013.

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

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

ii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“Active clients” for a given period refers to registered clients who purchase wealth management products distributed by us during that given period;

•	“ADSs” refers to our American depositary shares, two of which represent one ordinary share;

•	“Asset management plan” refers to an investment arrangement under which a mutual fund management company or its subsidiary (unless otherwise indicated, collectively referred to as mutual fund management company) or securities company , in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of the entrusting parties by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in asset management plans are referred to as asset management products.

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Fixed income products” refers to products that are distributed or managed by us with prospective fixed rates of return, which return is not guaranteed under PRC laws;

•	“Mutual fund” means a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within the territory of the PRC, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares;

•	“NYSE” refers to the New York Stock Exchange;

•	“Ordinary shares” refers to our ordinary shares, par value US$0.0005 per share;

•	“OTC wealth management products” refer to products that are not traded through exchanges and may include fixed income products, private equity fund products, private securities investment fund products and insurance products that are distributed or managed by us. Mutual fund products are not considered as OTC wealth management products;

•	“Registered clients” refers to high net worth individuals and enterprises registered with us and wholesale clients that have entered into cooperation agreements with us;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“Trust plan” is a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries, variable interest entity and the variable interest entity’s subsidiaries. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at the average of the daily noon buying rates set forth in the H.10 Statistical release of the Federal Reserve Board in effect for the period reported.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management market in China and internationally;

•	our expectations regarding demand for and market acceptance of the products we distribute or manage;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain quality employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in our industry in China and internationally;

•	general economic and business conditions in China and internationally; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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

Our selected consolidated financial data presented below for the years ended December 31, 2011, 2012 and 2013 and our balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the years ended December 31, 2009 and 2010 and our balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements not included in this annual report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(US$, except share data)
Revenues
Third-party revenues	14,257,047	30,996,179	63,636,367	65,780,848	95,989,067
Related-party revenues	1,145,535	9,068,669	12,724,077	25,982,724	77,329,868

Total Revenues	15,402,582	40,064,848	76,360,444	91,763,572	173,318,935
Less: business taxes and related surcharges	(838,350)	(2,201,289)	(4,197,118)	(5,068,066)	(9,547,102)

Net Revenues	14,564,232	37,863,559	72,163,326	86,695,506	163,771,833

Operating cost and expenses:
Cost of revenues	(2,508,861)	(6,570,752)	(14,805,431)	(17,971,305)	(34,171,166)
Selling expenses	(3,168,051)	(8,488,457)	(19,262,014)	(27,338,878)	(38,203,389)
General and administrative expenses	(4,435,557)	(7,292,577)	(13,556,787)	(19,835,319)	(36,150,593)
Other operating income	230,547	172,737	562,333	4,295,029	5,323,670

Total operating cost and expenses	(9,881,922)	(22,179,049)	(47,061,899)	(60,850,473)	(103,201,478)

Income from operations:	4,682,310	15,684,510	25,101,427	25,845,033	60,570,355

Other income (expenses)
Interest income	57,622	179,069	1,953,619	2,451,731	3,302,545
Other (expense) income, net	(15,088)	(23,855)	128,425	110,690	3,423
Investment income	358,824	281,076	1,368,358	3,044,856	3,924,457
Foreign exchange (loss) gain	—	(129,205)	3,218,876	(180,856)	308,717
(Loss) gain on change in fair value of derivative liabilities	(796,500)	354,000	—	—	—

Total other (expenses) income	(395,142)	661,085	6,669,278	5,426,421	7,539,142

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(US$, except share data)
Income before taxes and (loss) income from equity in affiliates	4,287,168	16,345,595	31,770,705	31,271,454	68,109,497
Income tax expense	(638,755)	(4,790,089)	(7,779,408)	(8,979,649)	(16,263,292)
(Loss) income from equity in affiliates	—	(25,137)	(21,347)	617,361	1,191,833

Net income	3,648,413	11,530,369	23,969,950	22,909,166	53,038,038
Less: net income attributable to non-controlling interests	—	—	—	82,712	1,602,867

Net income attributable to Noah Holdings Limited shareholders	3,648,413	11,530,369	23,969,950	22,826,454	51,435,171
Less: deemed dividend on Series A convertible redeemable preferred shares	208,088	108,348	—	—	—

Net income attributable to ordinary shareholders of Noah Holdings Limited	3,440,325	11,422,021	23,969,950	22,826,454	51,435,171

Net income per share
Basic	0.20	0.53	0.86	0.82	1.87
Diluted	0.13	0.46	0.84	0.81	1.84
Net income per ADS(1)
Basic	0.10	0.26	0.43	0.41	0.94
Diluted	0.07	0.23	0.42	0.41	0.92
Weighted average number of shares used in computation:
Basic	11,121,164	16,665,918	27,894,953	27,751,335	27,480,150
Diluted	16,835,379	19,030,112	28,521,272	28,073,731	28,008,386
Dividends declared per share	N/A	—	0.28	0.28	—

Note:

(1)	Two ADSs represent one ordinary share.

	As of December 31,
	2009	2010	2011	2012	2013
	(US$)
Consolidated Balance Sheet Data
Cash and cash equivalents	12,115,771	133,269,694	136,859,336	119,561,152	196,113,315
Total assets	16,255,488	148,685,846	180,942,359	205,369,468	303,254,657
Total current liabilities	5,187,929	14,731,626	16,795,655	26,324,718	62,813,010
Total liabilities	6,411,179	17,057,025	19,922,636	29,863,643	68,059,704
Series A convertible redeemable preferred shares(1)	4,369,842	—	—	—	—
Total equity	5,474,467	131,628,821	161,019,723	175,505,825	235,194,953

Note:

(1)	Each series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010.

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

Reconciliation of GAAP to Non-GAAP Results

(unaudited)

	Years Ended December 31,
	2009	2010	2011	2012	2013
	(US$)
Net income attributable to Noah shareholders	3,648,413	11,530,369	23,969,950	22,826,454	51,435,171
Adjustment for share-based compensation related to:
Share options	133,612	794,665	2,014,692	1,437,201	205,699
Restricted shares	783,000	1,425,502	142,018	2,561,347	5,040,248
Adjustment for loss (gain) on change in fair value of derivative liabilities	796,500	(354,000)	—	—	—

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	5,361,525	13,396,536	26,126,660	26,825,002	56,681,118

Note:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

B.	Capitalization and Indebtedness

In March 2014, one of our subsidiaries obtained an RMB denominated credit facility of RMB50.0 million from a PRC bank.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We may not be able to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of growth in recent years. Our net revenues grew at a compound annual growth rate, or CAGR, of 83.1% from 2009 to 2013. We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at our historical rate of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we may need to establish additional branch offices, in some cases in new cities and regions where we have no previous presence, and recruit, train, manage and motivate relationship managers and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

The laws and regulations governing the wealth management services industry in China are developing and subject to further changes.

To date, provision of wealth management services and distribution of over-the-counter, or OTC, wealth management products by third-party wealth management providers have not been explicitly regulated in China. The PRC government has not adopted a unified regulatory framework governing the distribution or management of OTC wealth management products or the provision of wealth management services, though there are ad hoc laws and regulations related to several types of wealth management products that we distribute or manage, such as private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products.

As the wealth management services industry in China is at an early stage of development, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the wealth management services industry. In addition, as a result of a governmental reorganization in June 2013, CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private equity funds, venture capital funds, private securities investment funds and other forms of private funds. CSRC may adopt detailed regulations and implementing policies that govern private funds and private fund managers. For example, in March 2014, the spokesman of CSRC stated that private fund managers without registration with Asset Management Association of China, or AMAC shall not conduct private fund management business. To date, three subsidiaries of our PRC variable interest entity, Noah Investment, have successfully completed the registration with AMAC and each received a private investment fund manager registration certificate from AMAC, while other subsidiaries of Noah Investment engaged in fund management business are now in the process of registration with AMAC. We cannot assure you that we will be able to fully comply with all the relevant regulatory requirements in the future.

If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

The current regulations under which we operate do not impose license or qualification requirements on non-financial institutions engaged in wealth management services or the distribution of OTC wealth management products, such as us, except that certain licenses and qualifications are required in order to engage in insurance brokerage or the sale of mutual funds and asset management plans managed by mutual fund management companies or securities companies. In late 2012 and early 2013, relevant PRC regulatory authorities adopted a series of rules and regulations which provide new ways for mutual fund management companies and securities companies to engage in asset management business. Those new rules and regulations also impose license or qualification requirements on the distribution of such assets management products. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

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

If the supervisory authorities enhance their regulation over asset management plans, our business could be materially and adversely affected.

Asset management plans sponsored by mutual fund management companies and securities companies are at an early stage of development and not heavily regulated by supervisory authorities. Applicable laws and regulations may be adopted to address new issues that arise from time to time and impose more requirements or restrictions on the establishment, distribution or the investment scope of asset management plans. For example, in late 2012 and early 2013, the relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for mutual fund management companies and securities companies to engage in asset management business.

Substantial uncertainties exist regarding the evolution of the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to asset management plans. We cannot assure you that our business connected with asset management plans will not be adversely affected if supervisory authority enhance its regulation over asset management plans.

The wealth management products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of wealth management products, including fixed income products, private equity fund products, insurance products and mutual fund products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks and other risks. Our success in distributing and managing these products depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we be involved in the design and development of these products, but we must also accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. Some investors may not be fully aware that income generated from investing in trust plans is subject to individual income tax. In April 2011, relevant PRC tax authorities announced that they would strengthen the collection of income taxes on income generated from investing in trust plans, which may discourage these investors from investing in trust plans and therefore affect our business. We currently distribute wealth management products managed by us. As of December 31, 2013, compared to December 31, 2012, the aggregate value of wealth management products distributed and managed by us increased from RMB7.8 billion to RMB37.5 billion (US$3.2 billion). Poor performance of the funds we manage could also make it more difficult for us to raise new capital. If we fail to identify and fully appreciate the risks associated with products we distribute or manage, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our wealth management and product recommendations and services, our reputation, client relationships, business and prospects will be materially and adversely affected.

If we breach our fiduciary duty as the general partner of the funds or the funds managed by us have poor performance, our results of operations will be adversely impacted.

Before May 2010, we focused on distributing third-party wealth management products. In May 2010, we started our own fund of funds business by forming a fund of private equity funds under our management. In the second half of 2012, we began managing and distributing real estate funds and funds of real estate funds. In 2013, we began managing and distributing funds of fixed income funds and funds of hedge funds.

Our fund management business has experienced rapid growth and is expected to continue to grow in the future. We raised and managed four funds of private equity funds in 2010, six similar funds in 2011, two funds of private equity funds, two funds of real estate funds and thirty-six real estate funds in 2012. We also raised and managed three funds of private equity funds, seventy-five real estate funds, eight funds of fixed income funds and two funds of hedge funds in 2013. We intend to further develop our fund management business by offering a broader variety of funds, including funds of securities investment funds, funds of hedge funds and funds of fixed income funds. We also intend to further grow our real estate funds business.

Our fund management business involves inherent risks. Because we serve as the general partner or manager for the funds, we are required to manage the funds for the limited partners or the investors. If we are deemed to breach our fiduciary duty, we may be exposed to risks and losses. We also could experience losses on our principal for funds invested by us and the entity as the general partner shall bear unlimited joint and several liabilities for the debts of any fund managed by it out of all its assets. We cannot assure you that our efforts to further develop the fund management business will be successful. If our fund management business fails, our future growth will be materially and adversely affected.

If the PRC governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be adversely affected.

Under the Administrative Rules Regarding Trust Company-Sponsored Collective Funds Trust Plans, or the Trust Plan Rules, issued by the China Banking Regulatory Commission, or the CBRC, trust companies are prohibited from engaging entities that are not financial institutions to conduct “promotion” of collective fund trust plans, or trust plans. Trust products have been a major type of wealth management product available to high net worth individuals in China.

We typically enter into agreements with trust companies or the underlying corporate borrowers that receive financing from trust companies, whereby we agree to facilitate the sale of the relevant trust products by providing services to our clients who desire to purchase the trust products. During the course of providing such services, we do not handle our clients’ funds or process transactions for our clients. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities that involve signing trust contracts with participants of trust plans directly. Since we do not sign trust contracts with the participants of trust plans or handle funds of participants of the trust plans in providing services with respect to trust products, we do not believe we are promoting trust plans in such circumstances.

However, due to the lack of a clear, consistent and well-developed regulatory framework for the promotion of trust plans and the lack of formal interpretation and enforcement of the relevant prohibition under the Trust Plan Rules in China, we cannot assure you that the PRC government in general and the CBRC in particular will agree with our interpretation of “promotion of trust plans” under the Trust Plan Rules. If they interpret the relevant rules differently and as a result the provisions of consulting services or similar services with respect to trust products are deemed as promotion of trust plans, the CBRC or other government authorities in China may prohibit trust companies from engaging companies like us for such services. In such circumstances, we may have to change our business model with respect to trust products or cease to provide services relating to trust products, and as a result, our business, results of operations and prospects would be adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of high net worth individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management advisory firms or wealth management product distributors can also damage our reputation. For example, if the performance of our fund of funds products or real estate fund products falls below expectations, they may be linked to negative perceptions that may damage our reputation and brand recognition. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

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

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products based on our recommendations which turned out to be unsuitable. In connection with our provision of small short-term loans, we may encounter complaints alleging breach of contract or potentially usury claims in our ordinary course of business. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. The contracts between us and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, we may incur significant expenses in the defense of such matters. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We face significant competition and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented and competitive and we expect competition to persist and intensify. In distributing wealth management products and insurance products, we face competition primarily from PRC commercial banks and insurance companies with an in-house sales force and private banking functions, such as China Merchants Bank, China Minsheng Bank, China Everbright Bank and PingAn Insurance. Because a portion of the products we distribute are fixed income products in the form of investment in collective trust plans sponsored by trust companies, we also compete with trust companies that provide such products. Also as we start to distribute products taking form of investment in asset management plans sponsored by mutual fund management companies or securities companies, we may face competition from other qualified distributors.

In addition, we face competition from other wealth management firms that have emerged or will emerge in China in the foreseeable future. For example, an increasing portion of wealth management products are distributed through online or mobile platforms, and we expect such trend to continue.

Historically, we primarily focused on distribution of third-party wealth management products. In May 2010, we started our own fund of funds business, and in the second half of 2012, we began managing and distributing real estate funds and funds of real estate funds. The fund management business has experienced rapid growth and is expected to continue to grow in the future. As a result, we face significant competition from other asset management service providers, including managers of private equity funds, real estate funds or fixed income funds.

In addition, the relevant PRC authorities adopted and may continue to adopt new rules and regulations to allow more entities to conduct asset management businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. As a result, we may face competition from securities companies, mutual fund management companies and insurance asset management companies when they start raising funds for their clients and providing asset management services.

Many of our competitors have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. Moreover, many wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and may benefit from the integration of wealth management products with their other product offerings.

Distribution of OTC wealth management products in China has relatively low entry barriers because it does not require government approvals and regulatory licenses in most cases, nor does it require intensive capital investment, except for distribution of certain products, such as insurance products and asset management products. In addition, there are no restrictions on foreign ownership of companies engaged in the distribution of OTC wealth management products in China. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, we face increasing competition from new competitors, in particular overseas commercial banks with private banking functions or overseas professional wealth management firms, which are emerging in the PRC market.

Certain real estate funds managed by us, asset management plans sponsored by mutual fund management companies or securities companies and trust plans, providing investors with prospective fixed rates of return, constitute a substantial portion of the fixed income products we distribute. In 2011, 2012 and 2013, the total value of fixed income products that we distributed accounted for 42.7%, 68.5% and 80.3%, respectively, of the total value of all products we distributed. If we are unable to compete effectively against existing and future competitors, especially competitors distributing fixed income products, we may lose clients and our financial results may be materially and adversely affected.

Our business is subject to the risks associated with international operations.

Although we currently derive very limited amount of revenues from countries and regions outside of China, international expansion is an important component of our growth strategy. We started doing business in Hong Kong in 2011 and have just recently expanded to Taiwan. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;

•	difficulty in understanding local markets and culture and complying with unfamiliar laws and regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

We face uncertainty from our recent entry into the small short-term loans business.

In 2013, we started offering small short-term loans to our registered clients. Although this service has not generated significant revenues to date, our involvement exposes us to new risks. For example, we are exposed to risk of default by our borrowers, although we mitigate this risk by making only secured loans to our registered clients with good credit. We also strictly limit the total amount of loans available to each borrower. However, if we are unable to appropriately manage default risk in the future, our financial results may be adversely affected.

In addition, our involvement in the small short-term loans business subjects us to new laws and regulations with which we have limited previous experience. We cannot assure you that we have fully complied with and will fully comply with all the relevant laws and regulations. If we fail to comply with any such laws or regulations, or if we otherwise become subject to enforcement actions under such laws or regulations, we may face significant monetary, reputational or other harm to our business. In addition, since we have little track record in offering small short-term loans, any perceived shortcomings in our operations in this area in the future may cause reputational harm to us.

We must obtain approvals or licenses in order to provide small short-term loans, and the small short-term loans business should be conducted within certain restricted territory under current regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Small Short-Term Loan Business.” These laws, rules and regulations are issued by different central, provincial and local governments and enforced by different local authorities. Furthermore, the local authorities have broad discretion in implementing and enforcing the applicable laws, rules, regulations and governmental policies. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. These laws and regulations and governmental policies are subject to change, which may impose significant costs or limitations on the way we conduct or expand our small short-term loans business, and we may not be able to adapt to all such changes on a timely basis. Failure to comply with the applicable laws and regulations and other governmental policies may result in fines, restrictions on our activities or revocation of our licenses.

We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses required for our future small short-term loan business expansion. If new PRC regulations promulgated in the future require us to obtain additional licenses or permits in order to continue to conduct our business operations in this area, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, we may be forced to stop engaging in the relevant business area.

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

To date, a significant portion of the wealth management products that we distribute have real estate or real estate-related business in China as their underlying assets. In 2011, 2012 and 2013, the total value of wealth management products with real estate or real estate-related business as the underlying assets that we distributed accounted for 40.8%, 53.0% and 64.0% of the total value of all the products we distributed, respectively. In the second half of 2012, we began distributing real estate funds and funds of real estate funds under our management. In 2013, we began distributing asset management plans with real estate or real estate-related business as the underlying assets sponsored by mutual fund management companies or securities companies. These businesses have experienced rapid growth and are expected to continue to grow in the future.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. In 2010, the PRC government introduced a series of policies and regulations designed to reduce speculation and cool the overheated property market after price increases accelerated across the country. As a result, real property developers across the country have reported sharp slowdowns in property sales. In early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular, all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to, among other things, temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units and families without registered local permanent residences that already own one or more housing units. In addition, in a circular promulgated by the PRC State Council in January 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. In 2012, the PRC government strengthened its policies on real estate market and has already terminated some policies introduced by local governments that were intended to loosen the control. Major commercial banks also tightened up their lending policy for real estate purchases. In early 2013, the PRC central government adopted several new rules to further strengthen its control over the real estate market. The new regulation is intended to improve the local government’s ability to stabilize housing prices, curb speculative housing investment, increase the supply of land for low income housing, accelerate the planning and construction of low income housing and strengthen market supervision. Stringent regulatory policies are implemented continually and the PRC government may introduce additional policies that will further curb the growth of the PRC real estate sector. These policies and regulations may result in lower property prices and negatively affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products distributed by us or managed by us.

If any of the risks associated with ownership and operation of real estate and real estate-related businesses in China are realized, they may result in decreased value and increased default rates of the wealth management products linked to real estate that we distribute or manage, and reduce the interest of our clients in purchasing such products, which account for a significant portion of our product choices. As a result, our commissions and recurring service fees from such products could be adversely affected. In addition, if clients who purchased such wealth management products on our recommendation experience financial loss, they may lose their trust and confidence in us and our reputation may be harmed, which may result in a material adverse effect on our business, results of operations and financial condition.

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

We have a limited operating history. We commenced our business in 2005 as a service provider focusing on distributing wealth management products. We focused exclusively on marketing and distributing third-party products until May 2010, when we started distributing funds managed by ourselves. We seek to develop new wealth management products, but it is difficult to predict whether our new products will be well-accepted by our customers. Although we recorded net income in prior years, we cannot assure you that our results of operations will not be adversely affected in any future period. We have limited operating history and as a result limited experience in delivering services, which makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to wealth management products, clients and transactions. The proper functioning of our financial control, accounting, wealth management product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. We maintain our backup system hardware and operate our back-end infrastructure. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events, and we do not have business interruption insurance. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution and management of wealth management products are based on commission and fee rates set by the wealth management product providers or underlying corporate borrowers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a significant portion of our revenues from recurring fees and commissions paid by wealth management product providers or underlying corporate borrowers whose products our clients purchase. The recurring fees and commission rates are set by such product providers or underlying corporate borrowers, and vary from product to product. Recurring fees and commission rates can change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers or underlying corporate borrowers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers or underlying corporate borrowers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. Any decrease in commission and fee rates would significantly affect our revenues, cash flow and results of operations.

Some of the wealth management products we distribute are supplied by a small number of third-party wealth management product providers; and the renegotiation or termination of our relationships with such third-party product providers could significantly impact our business.

Some of the wealth management products we distribute are supplied by a small number of third-party wealth management product providers, including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies, commercial banks and insurance companies. Among the various product providers, trust companies once supplied the majority of the wealth management products distributed by us. Trust companies in China are a type of financial institution required by PRC law to sponsor trust plans. In late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for mutual fund management companies and securities companies to engage in asset management business. As a result, we increased our cooperation with mutual fund management companies in 2013, and therefore, contributions from trust products in terms of total transaction value have decreased in 2013. In 2011, 2012 and 2013, our top three third-party product providers accounted for approximately 25.5%, 17.1% and 19.0% of the aggregate value of all the wealth management products we distributed, respectively. Our relationships with third-party wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our third-party wealth management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products that we distribute are generally available, if wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

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

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, Ms. Jingbo Wang, our co-founder, chairman and chief executive officer, and Mr. Zhe Yin, our co-founder, director and vice president, beneficially own an aggregate of 30.8% of our share capital. As a result of this high level of shareholding, Ms. Wang and Mr. Yin have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. China’s GDP is estimated to have grown only 7.6% in 2013, the slowest since 1999. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet potential liquidity needs.

Economic conditions in China are sensitive to global economic conditions. Since we derive substantially all of our revenues from our operations in China, our business and prospects may be affected by economic conditions in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the wealth management products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of wealth management products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Additionally, we earn recurring service fees on certain products over a period of time after the initial sale. Clients may surrender or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers or clients or by hampering our ability to place business. The growth rate of China’s GDP decreased in 2012, and is estimated to have grown only 7.6% in 2013, the slowest since 1999. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the wealth management products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on the effectiveness of its internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

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

We have adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of March 20,2014, options to purchase 270,912 ordinary shares and 376,483 restricted shares have been granted and are outstanding, and 1,575,772 ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

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

Our business could be materially and adversely affected by the outbreak of influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In March 2013, H7N9, a strain of avian flu more dangerous than any previously seen, was discovered in eastern China. Any outbreak of SARS, influenza or any other contagious disease, or other adverse public health developments in China may have a material and adverse effect on our business operations. These occurrences could cause severe disruption to our daily operations, including our on-site product due diligence, meetings with clients and sales and marketing activities, and may even require a temporary closure of our branch offices.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, distribution of mutual fund and asset management plans, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are engaged in insurance brokerage activities as part of our business. Under current PRC laws and regulations, foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least 30 years of track record in the insurance brokerage business. Neither our PRC subsidiaries, nor any of their subsidiaries, currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao and our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

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

In addition, we are engaged in mutual fund distribution business and distribution of asset management plans sponsored by mutual fund management companies as part of our business. Under PRC laws and regulations, distribution of mutual funds or asset management plans sponsored by mutual fund management companies requires a mutual fund distribution license. There may be uncertainties regarding the interpretation and application of regulations and other governmental policies regarding the issuance of a mutual fund distribution license. In addition, the approval authorities have broad discretion and may also provide the different requirements regarding the application of mutual fund distribution license according to different situations, such as the applicants are foreign-invested enterprises or their subsidiaries. As a result, our PRC subsidiaries may find it difficult to meet all such requirements or may have to incur significant costs and efforts to meet such requirements. Therefore, we conduct such business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Upright, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China.

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

If we, our PRC subsidiary, Noah Rongyao, or our variable interest entity, Noah Investment, is found to be in violation of any existing or future PRC laws or regulations, including the stringent regulatory requirements imposed on foreign-invested companies engaged in insurance brokerage but not on Chinese domestic enterprises, or fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC and the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation, levying fines, confiscating our income or the income of Noah Investment, revoking business licenses of our PRC subsidiary or the business licenses of Noah Investment, the insurance brokerage license of Noah Insurance or the mutual fund distribution license of Noah Upright, or requiring us and Noah Investment to restructure our ownership structure or operations and requiring us or Noah Investment to discontinue any portion or all of our insurance brokerage business. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Noah Investment that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Noah Investment, we may not be able to consolidate Noah Investment in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China, including the insurance brokerage business, distribution of mutual funds products, asset management products, fund management business and a small portion of our other wealth management services. Our variable interest entity and its subsidiaries generated US$2.4 million, US$7.2 million and US$34.7 million net revenues in 2011, 2012 and 2013, respectively, which contributed 3.3%, 8.3% and 21.2% of our total net revenues in the respective years. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. Under the current contractual arrangements, as a legal matter, if our variable interest entity or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

Under the share pledge agreement dated September 3, 2007 between our PRC subsidiary, Noah Rongyao, and the shareholders of Noah Investment, those shareholders pledged their equity interests in Noah Investment to Noah Rongyao to secure Noah Investment’s obligations under the exclusive support service agreement and the exclusive option agreement.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairman and chief executive officer, Mr. Zhe Yin, our director and vice president, and Mr. Boquan He, our director. For these directors and officers, their fiduciary duties owed to our company under Cayman Islands law—to act honestly, in good faith and in our best interests—may conflict with their roles in our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

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

We rely on Noah Investment’s shareholders to comply with the PRC law, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the variable interest entity, we cannot assure you that these measures would be effective in all instances and when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. For example, one of our subsidiaries is restricted by the terms of its loan agreements to pay dividends in excess of agreed percentages of its net profit for the year. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Noah Rongyao currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the articles of association of our PRC subsidiaries and variable interest entity, our PRC subsidiaries and variable interest entity are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. We allocated US$0.1 million, US$2.0 million and US$2.3 million to statutory reserves during the years ended December 31, 2011, 2012 and 2013, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our PRC subsidiaries and consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders”.

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

On August 29, 2008, SAFE promulgated a regulation which restricts the conversion by a foreign invested enterprise of foreign currency registered capital into Renminbi by setting limitations on the usage of the converted Renminbi. This regulation is generally referred to as SAFE Circular 142. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The usage of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign-owned enterprises such as Noah Rongyao, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2010, however, the People’s Bank of China started to take measures including increasing the statutory deposit reserve ratio and raising the benchmark interest rates several times in response to rapid growth of credit in 2009 and 2010. Since January 2011, the People’s Bank of China has continually increased the statutory deposit reserve ratio and raising the benchmark interest rates. The increasing trend eased in December 2011 and the statutory deposit reserve ratio was reduced twice in February and May 2012. In addition, in July 2013, the People’s Bank of China revoked the restriction on loan interest rate of financial institutions. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute or manage, which could materially and adversely affect our business, as well as our financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and variable interest entity in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike common law system, prior court decisions may be cited for reference but have limited precedential value.

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required by these foreign exchange regulations. Such PRC resident shareholders and beneficial owners have completed their initial registrations, in relation to their ownership in our company, and are in the process of completing amendment registrations, in relation to their subsequent ownership changes in our Company and the establishment of certain subsidiaries of our Company after our initial public offering required by foreign exchange regulations. We cannot assure you, however, that such amendment registration and filing will be duly completed with the local SAFE branch in a timely manner. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

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

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.

Pursuant to Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees, who are “domestic individuals” and have been granted share options, or the PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. We and our employees have made registration as required under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis and complete all the requisite procedures in accordance with the Stock Incentive Plan Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.

During the five years ended December 31, 2013, our PRC subsidiaries and variable interest entities were granted governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Pursuant to the PRC Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Noah Insurance (Hong Kong) Limited, or Noah HK, may be able to enjoy the 5% withholding tax rate for the dividends it receives from Noah Technology and Noah Xingguang respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Noah HK is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to them by our wholly foreign-owned PRC subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—Dividend Withholding Tax”.

Furthermore, under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2013. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for tax purposes, they would be subject to a 25% enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

If Noah Holdings Limited is required under the PRC Enterprise Income Tax Law to withhold such PRC income tax, your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

Pursuant to the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, known as SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from 2008, and another notice subsequently issued in 2011, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate, which refers to the effective tax on the gain derived from the disposition of equity interests of the overseas holding company, of less than 12.5% or (ii) does not impose income tax on the gain derived from the disposition of equity interests of the overseas holding company, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC resident enterprise is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

There is uncertainty as to the application of SAT Circular 698 and its related rules. For example, although the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have the authority to request for information over a wide range of foreign entities that have no direct contact with the PRC. Moreover, the tax authority has not yet promulgated any formal provisions or made any formal announcement as to the procedure for reporting an Indirect Transfer to the relevant tax authority. In addition, there are not any formal interpretations concerning how to determine whether a non-PRC resident investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. The PRC tax authorities may pursue our offshore shareholders to conduct a filing regarding the transactions and request our PRC subsidiaries to assist the filing. As a result, we and our non-PRC resident enterprise investors including ADS holders may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we and our non-PRC resident enterprise investors should not be taxed under SAT Circular 698 for our previous and future restructuring or disposal of shares of our company, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident enterprise investors’ investments in us.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008, as amended on July, 2013. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective in September 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who are deprived of such vacation time by employers shall be compensated with three times their regular salaries for each of such vacation days, unless it is the employees who waive such vacation days in writing. Since our success largely depends on our qualified employees, the implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses. In the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

In addition, enterprises in China are required by PRC laws and regulations, including the Social Insurance Law, to participate in a housing provident fund for employees and in certain employee benefit plans, including social insurance funds like a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan. Employers are required to contribute to the funds or plans in amounts equal to certain percentages of employees’ salaries, including bonuses and allowances, as specified from time to time by the local governments in places where they operate their businesses or where they are located.

We cannot assure you that our employment practices do not or will not violate these labor-related laws and regulations. If we are deemed to have been non-compliant with any such laws and regulations or to have failed to make adequate contributions to any social insurance schemes, we may be subject to penalties and negative publicity, and our business, results of operations and prospects may be materially adversely affected.

Risks Related to our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$5.64 to US$25.51 in 2013 and from US$12.73 to US$18.44 to date in 2014. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by the SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Our board of directors has complete discretion as whether to distribute dividends, therefore you should not rely on an investment in our ADSs as a source of future dividend income.

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

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 20, 2014, we have 27,782,777 ordinary shares outstanding, including 8,292,777 ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our PRC subsidiaries and variable interest entity. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. We have been advised by Maples and Calder, our counsel as to Cayman Islands law, that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits, through an action on the foreign judgment commenced in Grand Court of the Cayman Islands, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty or similar fiscal or revenue obligations, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2013, we believe that we were not a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations”) for any year during which such U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as “excess distributions” under U.S. federal income tax laws. Also, if we are treated as a PFIC with respect to a U.S. Holder for any year, such U.S. Holder generally would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that such U.S. Holder receives from us in that year or in following years. Certain elections may be available, however, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2014 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, although the law in this regard is unclear, we treat Noah Investment and its subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are or were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares (including the taxable year ended December 31, 2012 for which the required PFIC calculations yielded results very close to the line), we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable (in which case, special rules apply). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

The U.S. Foreign Account Tax Compliance Act could subject certain payments we may receive to a 30% withholding tax.

The United States has passed the Foreign Account Tax Compliance Act, or FATCA, that imposes a new reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the US Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and its application is uncertain at this time, we cannot assure you that we will not be adversely affected by this legislation in the future.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China.

We conduct our wealth management business in China primarily through our subsidiaries, Kunshan Noah Xingguang Investment Management Co., Ltd. and Shanghai Noah Financial Services Co., Ltd. We conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. We conduct our small short-term loan business through Noah Financial Express (Wuhu) Microfinance Co., Ltd, our subsidiary in the PRC. Our asset management business, insurance brokerage business and mutual funds distribution business are conducted through Noah Investment and its subsidiaries.

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

Our principal executive offices are located at No. 32 Qinhuangdao Road, Building C, Shanghai 200082, People’s Republic of China. Our telephone number at this address is (86) 21 3860-2301. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

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

We provide direct access to China’s high net worth population. With 569 relationship managers in 57 branch offices as of December 31, 2013, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Through this extensive coverage network, we serve three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals, and (iii) wholesale clients, primarily local commercial banks or branches of national commercial banks that distribute wealth management products to their own clients. We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients.” Since our inception in 2005, the number of our registered clients has grown to 53,501 as of December 31, 2013. We refer to those registered clients who purchased wealth management products distributed by us during any given period as “active clients” for that period. Neither our registered clients nor active clients pay us for our services. The number of our active clients was 3,095, 4,152 and 6,445 in 2011, 2012 and 2013, respectively.

We believe that our product sophistication along with our client knowledge has enabled us to consistently cater to the wealth management needs of China’s high net worth population. We primarily distribute OTC wealth management products originated in China. Our product choices primarily include fixed income products, private equity funds, mutual fund products, private securities investment funds products and insurance products. From our inception in 2005 to December 31, 2013, we distributed RMB117.0 billion (US$18.3 billion) worth of wealth management products in aggregate. Through our product selection process and rigorous risk management, we choose products from a wide array of third-party wealth management products. To date, we have distributed the products of over 130 product providers. We have also distributed and managed wealth management products, including fund of funds products and real estate funds products. For the year ended December 31, 2013, we distributed RMB44.5 billion (US$7.2 billion) worth of wealth management products, 84.3% of which were the wealth management products managed by us. In 2013, we started distributing high-end insurance policies and offering small short-term loans as new services to meet the needs of our existing clients, although these have not generated significant revenues to date. We intend to continue to explore new product opportunities.

We generate revenues primarily from one-time commissions and recurring service fees paid by product providers or the underlying corporate borrowers. Such commissions and service fees paid by product providers or underlying corporate borrowers are calculated based on the value of wealth management products we distribute to our active clients, even though our active clients do not directly pay us any such commissions or fees. We deliver to our high net worth clients a continuum of value-added services before, during and after distribution of wealth management products. These services include financial planning, product analysis and recommendation, product and market updates and investor education. We do not charge our clients fees for these services. Our one-time commissions accounted for 68.8%, 53.3% and 45.5% of our net revenues in 2011, 2012 and 2013, respectively, and our recurring service fees accounted for 31.2%, 45.7% and 51.0% of our net revenues in 2011, 2012 and 2013, respectively. We also generated revenues from other services, including (i) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products, (ii) carried interest revenues from some private equity funds previously distributed by us and funds raised and managed by us and (iii) interest payments from small short-term loans, which contributed 3.5% of our net revenues in 2013.

Our business has grown substantially since our inception in 2005. Our coverage network increased from six relationship managers in one city in 2005 to 569 relationship managers in 57 branch offices as of December 31, 2013, while our total number of registered clients increased from 930 to 53,501 during the same period. In particular, we achieved significant growth amid the financial crisis in 2008, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. The table below sets forth information relating to the level of select market indices as of the last day of each of the periods presented and our certain performance indicators for each of the periods presented:

	Years Ended December 31,
	2011		2012		2013
	Statistics	Year-over- Year Change (%)	Statistics	Year-over- Year Change (%)	Statistics	Year-over- Year Change (%)
Standard & Poor’s 500 Index(1) (US$)	1,258	0.0	1,426	13.4	1,831	28.4
Shanghai Stock Exchange Composite Index(1) (RMB)	2,199	(21.7)	2,269	3.2	2,115	(6.8)
Our total transaction value (RMB in millions)	22,586	56.7	25,122	11.2	44,487	77.1
Number of our registered clients	27,144	66.6	40,305	48.5	53,501	32.7
Number of our active clients	3,095	89.8	4,152	34.2	6,445	55.2

(1)	Annual closing prices of respective composite indices.

For the past three years, our net revenues increased from US$72.2 million in 2011 to US$86.7 million in 2012 and to US$163.8 million in 2013, representing a CAGR of 50.6%. We recorded net income attributable to our shareholders of US$24.0 million in 2011, US$22.8 million in 2012 and US$51.4 million in 2013. The net income amounts have included the impact of non-cash charges relating to share-based compensation in an aggregate amount of US$2.2 million in 2011, US$4.0 million in 2012 and US$5.2 million in 2013.

We are a holding company and we operate our business through our PRC subsidiaries and our variable interest entity, Noah Investment, and its subsidiaries in China. While our PRC subsidiaries conduct most of our businesses, we currently conduct our insurance brokerage business, mutual fund distribution business and asset management business exclusively through Noah Investment and its subsidiaries. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits. In 2011, 2012 and 2013, our variable interest entity and its subsidiaries contributed 3.3%, 8.3% and 21.2% of our net revenues, respectively. The increase in the percentage of revenue contribution by our variable interest entity and its subsidiaries from 2011 to 2013 was primarily due to the rapid development of our asset management services since 2012, which were conducted by the subsidiaries of our variable interest entity.

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

We primarily distribute OTC wealth management products originated in China. Our product choices primarily include fixed income products, private equity funds, mutual fund products, private securities investment funds products and insurance products. From our inception in 2005 to December 31, 2013, we distributed RMB117.0 billion (US$18.3 billion) worth of wealth management products in aggregate. Through our product selection process and rigorous risk management, we choose products from a wide array of third-party wealth management products. To date, we have distributed the products of over 130 third-party product providers.

We also manage and distribute wealth management products, including fund of funds products and real estate funds products. In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began managing and distributing real estate fund products of which we serve as the general partner. In 2013, we began managing and distributing funds of hedge funds, funds of fixed income funds, funds of real estate funds and fixed income funds denominated in U.S. dollars, of which we serve as the general partner through one of our subsidiaries in Hong Kong. In 2013, we also began distributing certain asset management plans sponsored by mutual fund management companies, of which we serve as the investment adviser, exercising substantial management capability.

In 2013, we started distributing high-end insurance policies and offering small short-term loans. Such services were designed to address the needs of our existing clients, provide new in-house expertise and improve client loyalty. To date, we have not generated significant revenue from such services.

As of December 31, 2013, compared to December 31, 2012, the aggregate value of wealth management products distributed and managed by us increased from RMB7.8 billion to RMB37.5 billion (US$3.2 billion), including (i) funds of private equity funds from RMB2.2 billion to RMB3.8 billion (US$385.2 million), (ii) funds of real estate funds from RMB460.0 million to RMB1.3 billion (US$209.6 million), (iii) real estate funds from RMB5.1 billion to RMB28.0 billion (US$2.3 billion) and (iv) funds of fixed income funds and funds of hedge funds from zero to RMB4.4 billion (US$288.4 million).

Our Clients

We define our addressable high net worth markets as three categories of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 83.3%, 84.3% and 77.2% of our total revenues in 2011, 2012 and 2013, respectively. Our distribution to enterprise clients accounted for 12.3%, 14.1% and 22.8%, respectively, of our total revenues in 2011, 2012 and 2013, while distribution through wholesale clients accounted for 4.4%, 1.6% and nil, respectively, of our total revenues in the same periods.

The table below sets forth selected statistics of our three categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,						Number of Active Clients for Years Ended December 31,			Total Transaction Value for Years Ended December 31,
	2011		2012		2013		2011	2012	2013	2011	2012	2013
										(US$ in millions)
Individual clients	26,340	(1)	38,833	(1)	51,278	(1)	2,896	3,820	5,998	2,727	2,994	5,386
Enterprise clients	745	(2)	1,365	(2)	2,106	(2)	167	317	447	566	893	1,850
Wholesale clients	59	(3)	107	(3)	117	(3)	32	5	—	202	95	—

Total	27,144		40,305		53,501		3,095	4,152	6,445	3,495	3,982	7,236

(1)	Represents the aggregate number of our registered individual clients.
(2)	Represents the aggregate number of our registered enterprise clients.
(3)	Represents the number of wholesale clients that have entered into cooperation agreements with us.

High Net Worth Individual Clients

We accept high net worth individuals with investable assets (excluding primary residence) in excess of RMB3.0 million (US$0.5 million) interested in receiving our services as our registered individual clients, although our registered individual clients often have a higher level of wealth. In recent years, we have been raising the required level of investable assets when we target high net worth individuals in order to focus our resources on serving the high-end segment of China’s high net worth population.

The number of our registered individual clients increased from 26,340 as of December 31, 2011 to 38,833 as of December 31, 2012 and to 51,278 as of December 31, 2013. The number of registered individual clients who have purchased products distributed by us increased from 6,090 as of December 31, 2011 to 8,597 as of December 31, 2012 and to 11,128 as of December 31, 2013. In 2013, registered individual clients purchased RMB33.3 billion (US$5.4 billion) worth of wealth management products through us, accounting for 74.4% of the aggregate value of wealth management products that we distributed during the same period.

Enterprise Clients

We also extend the distribution of wealth management products to enterprises, primarily SMEs. We define SMEs as enterprises that generate annual revenues of no more than RMB300.0 million (US$50 million). The number of our registered enterprise clients has increased in recent years and reached 2,106 as of December 31, 2013. In 2013, registered enterprise clients purchased RMB11.4 billion (US$1.9 billion) worth of wealth management products through us, accounting for 25.6% of the aggregate value of wealth management products that we distributed during the same period.

Wholesale Clients

We distribute products and provide services to wholesale clients. Our wholesale clients are primarily local commercial banks and branches of national commercial banks that distribute any wealth management products to their own clients. In 2013, we did not distribute wealth management products through our wholesale clients.

Our Coverage Network

As of December 31, 2013, our extensive coverage network consisted of 569 relationship managers and 57 branch offices, which receive operational support from our headquarters in Shanghai.

Branch Offices and Headquarters

Our branch offices are strategically located in 57 cities in China, covering multiple economically developed regions in China, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices include national economic centers such as Beijing, Shanghai and Guangzhou and some of the regional cities known for their well-developed private sectors and wealthy entrepreneurs, such as Wenzhou and Yiwu in Zhejiang province.

The map below shows the distribution of our branch offices in China as of December 31, 2013:

The table below sets forth selected statistics of our coverage network by regions in China as of December 31, 2013:

Number of Branch Offices
Yangtze River Delta	24
Pearl River Delta	8
Bohai Rim	8
Other Regions	17

Total	57

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2013, we had 569 relationship managers nationwide, compared to 459 as of December 31, 2012 and 510 as of December 31, 2011.

Our Product Choices

Our product choices currently consist primarily of OTC products and mutual fund products originated in China and designed to cater to the needs of high net worth population. We market, distribute or manage the following categories of products based on the underlying assets class:

•	fixed income products, mainly including (i) asset management plans sponsored by mutual fund management companies or securities companies, (ii) real estate funds managed by us and (iii) collateralized fixed income products sponsored by trust companies, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws;

•	private equity fund products, including investments in (i) various private equity funds sponsored by domestic and international fund management firms, (ii) real estate funds and fund of funds managed by us, and (iii) asset management plans sponsored by mutual fund management companies or securities companies, the underlying assets of which are portfolios of equity investments in unlisted private enterprises;

•	other products, including mutual fund products, private securities investment funds which are privately raised funds investing in publicly traded stocks, and insurance products.

In 2013, approximately 80.3% of the products we distributed consisted of fixed income products designed to achieve financial security and capital preservation for our clients. The table below summarizes certain information relating to the transaction value of the different types of products that we distributed during the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	9,638	42.7	17,199	68.4	35,709	5,808	80.3
Private equity fund products	10,835	48.0	7,051	28.1	6,426	1,045	14.4
Other products, including mutual fund products*, private securities investment funds and insurance products	2,113	9.3	872	3.5	2,352	383	5.3

All products	22,586	100.0	25,122	100.0	44,487	7,236	100.0

*	Mutual fund products refer to the incremental value of mutual fund products distributed by us.

The fixed income products we distributed that have real estate or real estate-related business as their underlying assets accounted for 71.4%, 61.3% and 75.3% of the total transaction value of all fixed income products we distributed in 2011, 2012 and 2013, respectively. The private equity fund products we distributed that have real estate or real estate-related business as their underlying assets accounted for 21.5%, 34.0% and 52.4% of the total transaction value of all private equity fund products we distributed in 2011, 2012 and 2013, respectively.

While OTC products will remain the core products we distribute, we have diversified our product choices to include non-OTC products, such as mutual funds or other publicly traded wealth management products. In February 2012, Noah Upright received a license for distributing mutual funds from the CSRC and altered its scope of business to include mutual fund distribution.

Further to the distribution of third-party wealth management products, we have launched fund of funds products managed by us in 2010 and real estate fund products managed by us in 2012. We successfully raised approximately RMB384.5 million (US$59.5 million), RMB7.8 billion (US$1.2 billion) and RMB37.5 billion (US$3.2 billion) for our proprietary asset management products in 2011, 2012 and 2013, respectively, of which the real estate funds we raised and managed amounted to RMB5.1 billion (US$810.6 million) and RMB28.0 billion (US$2.3 billion) in 2012 and 2013, respectively.

As the wealth management industry develops, relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management business. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. As a result, we may have more extensive product choices provided by securities companies, mutual fund management companies and insurance asset management companies.

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products. We also distribute asset management products managed by us.

Product Providers

We define product providers as the issuers of wealth management products with which our clients enter into contractual arrangements to purchase products. The product providers we deal with encompass a variety of institutions and companies, mainly including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies, commercial bank and insurance companies. To date, we have distributed products provided by over 130 product providers in China.

Among the various third-party product providers, mutual fund management companies supplied a significant portion of the wealth management products distributed by us in 2013. Mutual fund management companies in China not considered a type of financial institution, and instead, they are regulated by the CSRC and provide wealth management products mostly in the form of “asset management plans.” See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Asset Management Plans.”

We also distributed our own funds of funds and real estate funds products which were originated and managed by us. In May 2010, we started our fund of funds business by forming a fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds.

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

We enter into service agreements with the product providers for the majority of the products. For small portion of the products, we enter into service agreements with the ultimate corporate borrowers.

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

Except for collateralized fixed income products sponsored by trust companies and most insurance products, we generally also receive recurring services fees in addition to one-time commissions for the products distributed by us where we are engaged by the product providers to provide recurring services to our clients who have purchased the relevant products. In the case of private equity fund products and real estate funds managed by us, we receive recurring service fees over their life cycle, calculated as a percentage of the total value of investments in the underlying funds distributed by us to our clients. For asset management plans sponsored by mutual fund management companies or securities companies and investment-linked insurance products, our recurring service fees are typically calculated as a percentage of the net asset value of the portfolio underlying the products purchased by our clients at the time of calculation, which is generally done on a daily basis.

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

Competition

The wealth management services industry in China is at an early stage of development and is growing rapidly. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include:

•	Commercial banks. Many commercial banks rely on their own wealth management arms and sales force to distribute their products, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and institutionalized services and our independence, which positions us better to provide wealth management recommendations and services and to gain our clients’ trust.

•	Trust companies. Because a portion of products that we distribute are fixed income trust products, we compete with trust companies with in-house distribution functions. We believe that we can compete effectively with trust companies due to our broader product choices, wider coverage network, independent perspective and more comprehensive client services.

•	Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years. We believe that we can compete effectively because of our track record, reputation, product sourcing and established risk management systems. We are also significantly larger in terms of scale of operations and we have a more extensive coverage network and professional services.

•	Asset management service providers. A number of mutual fund management companies and security companies have emerged in the asset management business in China in recent years. We believe that we can compete effectively because of our track record, reputation, product sourcing and established risk management systems.

•	Insurance companies. Many insurance companies, such as PingAn Insurance, rely on their own wealth management teams and sales forces to distribute their products. We believe that we can effectively compete with insurance companies due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture, our institutionalized services and our independence, which position us better to provide insurance products recommendations and services and to gain our clients’ trust.

•	Internet finance companies. As the wealth management industry develops, we may face competition from new market entrants. For example, an increasing portion of wealth management products are distributed through online or mobile platforms, and such trend is expected to continue.

Relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management business. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. As a result, we may face competitions from securities companies, mutual fund management companies and insurance asset management companies when they start raising funds for their clients and providing asset management services.

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

Regulations

This section sets forth a summary of the significant rules and regulations that affect our business activities in China.

Regulations on Asset Management Plans

According to the CSRC, qualified mutual fund management companies and securities companies may be entrusted by clients to engage in asset management business.

Asset Management Plans by Mutual Fund Management Companies. On September 26, 2012, the CSRC promulgated Pilot Measures for Asset Management Services Provided by Mutual Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012. These Pilot Measures apply to activities whereby a mutual fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, and engages a custodian institution to act as the asset custodian and make investments with the entrusted assets in the interest of the asset entrusting clients. According to the Pilot Measures, the assets under an asset management plan may be used for the following investments: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing tools, asset-backed securities, commodity futures and other financial derivatives; (ii) shares, claims and other property rights not transferred through a stock exchange; and (iii) other assets approved by the CSRC. A specific asset management plan investing in any assets specified in subparagraphs (ii) or (iii) above is called a special asset management plan. In addition, a mutual fund management company shall conduct special asset management plan business only through its subsidiary and not by itself. Where an asset manager provides the specific asset management services for multiple clients, the number of entrusting clients of a single asset management plan may not exceed 200. A single investor’s investment into an asset management plan shall be no less than RMB1 million; the number of investors whose investment is less than RMB3 million of one entrustment is limited to 200, while the number of investors whose investment is more than RMB3 million is not limited. The total assets entrusted by the clients initially shall not be less than RMB30 million and not more than RMB5 billion, unless otherwise provided by the CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified for the sale of mutual funds.

Asset Management Plans by Securities Companies. On October 18, 2012, the CSRC promulgated Administrative Measures for Client Asset Management Business of Securities Companies, or the Administrative Measures, and two detailed Implementing Rules of the Administrative Measures, collectively referred to as Administrative Measures for Asset Management Business for Securities Companies, which became effective on the same date. According to Administrative Measures for Asset Management Business for Securities Companies, qualified securities companies may engage in collective asset management business for multiple clients. Collective asset management plans may invest in stocks, bonds, securities investment funds, central bank bills, short-term financing bills, mid-term notes, stock index futures, other financial derivatives, wealth management plans of commercial banks that are either income-guaranteed or principal-protected with floating incomes and other investment products approved by the CSRC. Securities companies may also engage in special asset management business after obtaining qualifications from the CSRC. Every special asset management plan is subject to examination and approval by the CSRC. A securities company may either promote collective asset management plans by itself or through other securities companies, commercial banks or other institutions recognized by the CSRC. On June 26, 2013, the CSRC promulgated the Decision of the China Securities Regulatory Commission on Revising the “Administrative Measures for Client Asset Management Business of Securities Companies” and the Decision of the China Securities Regulatory Commission on Revising the “Detailed Implementing Rules for the Collective Asset Management Business of Securities Companies,” which unify different types of collective asset management plans and provide that a collective asset management plan shall only be promoted to qualified investors not exceeding 200 in total. A qualified investor is defined as an entity or individual that is capable of appropriately identifying risks and bearing the risks of the collective asset management plan that it invests in, and that satisfies any of the following conditions: (i) the total personal or household financial assets shall be no less than RMB 1 million, applicable if the qualified investor is a natural person or (ii) the net assets shall not be less than RMB 10 million, applicable if the qualified investor is a company, enterprise or institution. A securities company shall put the assets under a collective asset plan under the custody of an asset custodian with fund custody business qualifications.

Transfer of units of Asset Management Plans by Mutual Fund Management Companies and Securities Companies. On August 19, 2013, the Shanghai Stock Exchange promulgated the Notice of the Shanghai Stock Exchange on Providing Transfer Services for Units of Asset Management Plans, and on August 20, 2013, the Shenzhen Stock exchange promulgated the Guidance of Shenzhen Stock exchange on Transfer Services for Units of Asset Management Plans, collectively referred to as Guidance on Transfer of Units, which became effective on their respective issuance dates. According to Guidance on Transfer of Units, mutual fund management companies and securities companies may apply to transfer the units of collective asset management plans of securities companies and units of the client-specific asset management plans of mutual fund management companies through the Shanghai Stock Exchange and Shenzhen Stock exchange.

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

From November 23, 2011, when the Circular on Promoting the Standardized Development of Equity Investment Enterprises, or NDRC Circular 2864, was issued, until June 2013, NDRC took main responsibility for supervising and regulating private equity funds, issuing a series of regulations or guidelines. However, as a result of regulatory reform in June 2013, CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private equity funds, private securities investment funds, venture capital funds and other forms of private funds. Further, CSRC authorized the Asset Management Association of China, or AMAC, to supervise the registration of private fund managers and record filing of private funds and to perform its self-regulatory role. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds. Currently, CSRC and other competent authorities are drafting the detailed high level supervision regulations applicable to private equity business in China.

Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity firms registered in the relevant cities or districts that satisfy the specified requirements. Due to the transfer of power from NDRC to CSRC, such local administrative rules may be subject to changes according to the regulations to be issued by CSRC.

We started our fund of funds business by forming a fund of private equity funds, Tianjin Gofer Asset Management Co., Ltd., or Tianjin Gofer, a PRC subsidiary of Noah Investment, in accordance with the relevant laws and regulations. Currently, Tianjin Gofer is engaged in the management of funds of funds business as the general partner. Another PRC subsidiary of Noah Investment, Gopher Asset Management Co., Ltd., or Gopher Asset, is engaged in the management of real estate funds and other funds as the general partner either by itself or through its subsidiaries or joint ventures.

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

Pursuant to the Trust Plan Rules, when promoting the trust plan, a trust company must use appropriate materials with detailed disclosure and is prohibited from, among other things, (i) promising minimum returns on or guaranteeing protection of the entrusted funds; (ii) engaging in public marketing or promotion; or (iii) engaging a non-financial institution to promote the trust plan. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities which involve signing trust contracts with participants of trust plans directly. As we do not sign trust contracts with the participants of trust plans and handle funds of participants of the trust plans in providing wealth management services with respect to trust products, we do not believe we are promoting trust plans in such circumstances. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the Chinese governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.”

The CBRC further promulgated two guidelines governing two types of trust plans, respectively. One regulates trust plans investing in publicly traded securities, while the other regulates trust plans focusing on private equity investments. These guidelines set forth detailed rules that trust companies must comply with in issuing and operating the two types of trust plans.

Regulations on Small Short-Term Loan Business

The Guidance on the Pilot Establishment of Small short-term loan Companies, jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China in 2008, allows provincial governments to approve the establishment of small short-term loan companies on a trial basis. Based on this guidance, many provincial governments in China, including that of Anhui province, where Noah Financial Express (Wuhu) Microfinance Co., Ltd. is located, promulgated local implementing rules on the administration of small short-term loan companies.

On October 10, 2008, People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Small short-term loan Company in Anhui, and on May 18 of 2009, the Anhui Government promulgated the Interim Regulations on Small short-term loan Business of Anhui Province, and afterwards, the Finance Office of Anhui province issued Opinions on Promoting the Standardized Development of Small short-term loan Companies across Anhui Province, or, collectively, the Regulations on Small short-term loan Company in Anhui. According to the Regulations on Small short-term loan Company in Anhui, the registered capital shall not be less than RMB100 million when setting up small short-term loan company in urban areas or in county territories outside the northern part or Dabie mountain area of Anhui Province. It is not allowed for a small short-term loan company to accept public deposits. The major sources of funds of a small short-term loan company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a small short-term loan company, the shares held by the main initiator shall not exceed 35% of the total registered capital of the company in principle, the shares jointly held by the main initiator and its affiliates shall not exceed 50% of the total registered capital of the company, and the shares jointly held by other affiliated shareholders among other initiators shall not exceed 30% of the total registered capital of the company. In addition, a small short-term loan company is not permitted to conduct any businesses outside the region where it is located.

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 as further amended in 2002 and 2009. According to the PRC Insurance law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages, or the Insurance Brokerage Provisions, promulgated by the CIRC in September 2009, amended and effective as of April 27, 2013. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business with the approval of the CIRC. Unless otherwise provided by the CIRC, an insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital for an insurance brokerage shall be not less than RMB50.0 million and must be fully paid up.

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

The name of an insurance brokerage must contain the words “insurance brokerage.” The license of an insurance brokerage is valid for a period of three years. An insurance brokerage must report to the CIRC for approval when it (i) changes the name of itself or its branches; (ii) changes its domicile or the business address of its branches; (iii) changes the name of its sponsor or main shareholders; (iv) changes its main shareholders; (v) changes its registered capital; (vi) changes its equity structure significantly; (vii) amends its articles of association or (viii) revokes its branches.

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

In December 2009, the CIRC issued the Circular on the Implementation of the Provisions on the Supervision and Administration of the Professional Insurance Agencies, the Provisions on the Supervision and Administration of Insurance Brokerages and the Provision on the Supervision and Administration of Insurance Assessment Institutions, or the Implementation Circular. According to the Implementation Circular, any insurance brokerage that fails to satisfy the registered capital requirement under the Insurance Brokerage Provisions after October 1, 2012 shall no longer be permitted to renew its license issued by the CIRC.

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate our insurance brokerage business through Noah Insurance, a subsidiary wholly owned by Noah Investment. Noah Insurance obtained the requisite insurance brokerage license issued by the CIRC in July 2008, which has a term of eight years and will expire in July, 2016.

Regulations on the Sale of Mutual Funds

On December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Law on Securities Investment Funds, or the New SIF Law, which became effective on June 1, 2013 and replaced the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales, other fund services related to mutual funds are subject to registration or record-filing requirement with the securities regulatory authority under the State Council. Correspondingly, on March 15, 2013, the CSRC promulgated the revised Administrative Measures on the Sales of Mutual Funds, or 2013 Fund Sales Measures, which became effective on June 1, 2013 and replaced the rules issued by the CSRC in 2011.

The 2013 Fund Sales Measures specifies that it only applies to the sales of mutual funds. Commercial banks, securities companies, futures companies, insurance companies, securities investment consultation agencies, independent fund sales agencies and other agencies permitted by the CSRC may apply with the relevant local branches of the CSRC for the license related to fund sales. In order to obtain such license, an independent fund sales agency shall meet certain requirements, including: (i) having a paid-in capital of no less than RMB20.0 million; (ii) the senior executives shall have obtained the fund practice qualification, be familiar with fund sales business, and have two or more years of working experience in fund practice or five or more years of working experience in other relevant financial institutions; (iii) having at least 10 qualified employees to engage in a securities business; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

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

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such employees are deprived of such vacation time by employers, unless the employees waive such vacation days in writing. Although we are currently in compliance with the relevant legal requirements for terminating employment contracts with employees in our business operation, in the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, provisions of the Labor Contract Law may limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

Pursuant to the current Foreign Investment Catalogue, the provision of consulting services, that we are engaged in, is a permitted area of foreign investment.

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

In addition, while mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies is a permitted area of foreign investment, there may be uncertainties regarding the interpretation and application of regulations and other governmental policies regarding the issuance of mutual fund distribution license, in addition, the approval authorities have broad discretion and may also provide the different requirements regarding the application of mutual fund distribution license according to different situations, such as the applicants are foreign-invested enterprise or subsidiaries of foreign-invested enterprise.

Neither our PRC subsidiaries, nor any of their subsidiaries, currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business, mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies. We conduct such business in China principally through contractual arrangements among Noah Rongyao, our PRC subsidiary, and Noah Investment, our variable interest entity in the PRC, and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China. Noah Upright, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct mutual fund distribution activities in China. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, our PRC subsidiary, Noah Rongyao, and Noah Holdings Limited, as described in “Item 4. Information on the Company—History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations; and

•	the contractual arrangements among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business, mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies do not comply with PRC government restrictions on foreign investment in such business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, distribution of mutual fund and asset management plans, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2013, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2013. However, as there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if Noah Holdings limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Noah HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from Noah Technology and Noah Xingguang respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required under the Administrative Measures. However, according to Notice 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Foreign Account Tax Compliance Act

The United States has passed the Foreign Account Tax Compliance Act, or FATCA, that imposes a new reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the US Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and its application is uncertain at this time, we cannot assure you that we will not be adversely affected by this legislation in the future.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the Renminbi fund from the settlement of foreign currency capital including a business contract must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary and other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Noah Rongyao, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

Under SAFE Circular 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities, its ability to distribute dividends and other distributions to the overseas special purpose company and capital inflow from the overseas special purpose company.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities in China, Hong Kong and Taiwan. As of December 31, 2013, we mainly operated our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us

Shanghai Noah Rongyao Investment Consulting Co., Ltd.	China	Wholly-owned subsidiary
Shanghai Noah Financial Services Co., Ltd.(1)	China	Wholly-owned subsidiary
Noah Insurance (Hong Kong) Limited(2)	Hong Kong	Wholly-owned subsidiary
Kunshan Noah Xingguan Investment Management Co., Ltd.	China	Wholly-owned subsidiary
Noah Holdings (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary
Shanghai Rongyao Information Technology Co., Ltd.	China	Wholly-owned subsidiary
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	China	Wholly-owned subsidiary
Shanghai Noah Investment Management Co., Ltd.	China	Consolidated affiliated entity
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	China	Consolidated affiliated entity
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	China	Consolidated affiliated entity
Tianjin Gopher Asset Management Co., Ltd.(3)	China	Consolidated affiliated entity
Gopher Asset Management Co., Ltd.(4)	China	Consolidated affiliated entity
Wuhu Gopher Asset Management Co., Ltd.	China	Consolidated affiliated entity
Zhejiang Vanke Noah Assets Management Co., Ltd.	China	Consolidated affiliated entity
Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	China	Consolidated affiliated entity

(1)	Formerly known as Shanghai Noah Yuanzheng Investment Consulting Co., Ltd. prior to the name change that occurred on August 7, 2012.
(2)	In September 2013, Noah Private Wealth Management (Hong Kong) Limited was renamed as Noah Insurance (Hong Kong) Limited.
(3)	Previously translated as “Tianjin Gefei Asset Management Co., Ltd.”
(4)	Previously translated as “Gopher Asset Management Co., Ltd.”

In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, our founders focused the business of Noah Investment primarily on the distribution of OTC wealth management products to high net worth individuals in China.

We conduct our wealth management business in China primarily through our subsidiaries, Kunshan Noah Xingguang Investment Management Co., Ltd. and Shanghai Noah Financial Services Co., Ltd. We conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. We conduct our small short-term loan business through Noah Financial Express (Wuhu) Microfinance Co., Ltd., our subsidiary in PRC. Our asset management business, insurance brokerage business and mutual funds distribution business are conducted through Noah Investment and its subsidiaries.

In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gopher and Gopher Asset from Shanghai Noah Financial Services Co., Ltd, or Noah Financial, at cost in order to facilitate the development of our fund of funds business. Tianjin Gofer and Gopher Asset mainly serve as a general partner in fund of equity funds and real estate funds. Such funds have invested in and plan to continue to invest in equity funds with portfolio companies that may prefer to remain wholly PRC owned.

As foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under current PRC laws and regulations, our PRC subsidiaries and their subsidiaries, which are foreign-invested companies, do not meet all the requirements and therefore none of them is permitted to engage in the insurance brokerage business. In addition, while mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies is a permitted area of foreign investment, there may be uncertainties regarding the interpretation and application of regulations and other governmental policies regarding the issuance of mutual fund distribution license, in addition, the approval authorities have broad discretion and may also provide the different requirements regarding the application of mutual fund distribution license according to different situations, such as the applicants who are foreign-invested enterprise or subsidiaries of foreign-invested enterprise. As a result, we conduct our insurance brokerage business and distribution of mutual fund and asset management plans business in China through Noah Investment and its subsidiaries, which are PRC domestic companies owned by our founders. Since we do not have equity interests in Noah Investment, in order to exercise effective control over its operations, in September 2007, Noah Rongyao entered into certain contractual arrangements with Noah Investment and its shareholders.

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

Contractual Arrangements

Exclusive Option Agreement. The shareholders of Noah Investment have entered into an exclusive option agreement with Noah Rongyao in September 2007, under which the shareholders granted Noah Rongyao or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the higher of the minimum amount required by PRC law and an amount determined by Noah Rongyao. Noah Rongyao may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. The term of this exclusive option agreement is ten years and will automatically extend for another ten years upon expiry if no party objects. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Rongyao’s prior consent.

Exclusive Support Service Agreement. Under the exclusive support service agreement entered into between Noah Investment and Noah Rongyao in September 2007, Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging financing necessary to conduct Noah Investment’s operational activities. Noah Rongyao will provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment shall pay to Noah Rongyao service fees determined based on actual services provided. Noah Rongyao is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment shall pay license fees at the rates set by Noah Rongyao. As of the date of this filing, Noah Rongyao has not received any service fees from Noah Investment because Noah Rongyao has not provided any service to Noah Investment yet. This agreement has a term of ten years, which will automatically extend for another ten years upon expiry if neither party objects.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, our PRC subsidiary, Noah Rongyao, and Noah Holdings Limited, as described in “Item 4. Information on the Company—History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations; and

•	the contractual arrangements among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business and other business do not comply with PRC government restrictions on foreign investment in insurance brokerage business or other businesses, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, distribution of mutual fund and asset management plans, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment

Our corporate headquarters, consisting of approximately 5,706 square meters of leased office space, are located in Shanghai, China. Our 57 branch offices lease approximately 21,029 square meters of office space in aggregate.

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

We primarily distribute OTC wealth management products that are originated mainly in China, including primarily fixed income products, private equity fund products, private securities investment fund products and insurance products. We also raise and manage asset management products, such as fund of funds products and real estate fund products. With 569 relationship managers in our 57 branch offices, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Since our inception in 2005, we have distributed over RMB117.0 billion (US$18.3 billion) worth of wealth management products in aggregate. The number of our registered clients, which include (i) registered individual clients, (ii) registered enterprise clients and (iii) wholesale clients which have entered into cooperation agreements with us, has grown to 53,501 as of December 31, 2013. From the fourth quarter of 2013, we have also started distributing high-end insurance products and offering small short-term loans as services to our existing clients, although these have not generated significant revenues to date.

We generate revenues primarily from (i) one-time commissions paid by product providers or underlying corporate borrowers, based on the value of the wealth management products purchased by our clients; (ii) recurring service fees paid by providers of certain types of products, based on the value of such products purchased by our clients or the net asset value of the portfolio underlying the products purchased by our clients; and (iii) other service fees, primarily including (a) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products, (b) carried interest revenues from some private equity funds previously distributed by us and funds raised and managed by us and (c) interest payment from small short-term loans.

We have experienced growth in recent years. For the past three years, our net revenues increased from US$72.2 million in 2011 to US$86.7 million in 2012 and to US$163.8 million in 2013, representing a CAGR of 50.6%. We recorded a net income attributable to Noah shareholders of US$24.0 million in 2011, US$22.8 million in 2012 and US$51.4 million in 2013. The net income amounts have included the impact of non-cash charges relating to share-based compensation in an aggregate amount of US$2.2 million, US$4.0 million and US$5.2 million in 2011, 2012 and 2013, respectively.

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

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients. We have three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. Our core business is the distribution of wealth management products to high net worth individuals, which contributed 83.3%, 84.3% and 77.2% of our total revenues in 2011, 2012 and 2013, respectively. Therefore, the number of our high net worth individual clients is a key factor affecting our results of operations. In addition, an increasing number of high net worth individual clients may also result in a growing number of enterprise clients, as many high net worth individuals in China own or control small and medium enterprises.

We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients” and those registered clients who purchase wealth management products distributed by us during any given period as “active clients” for that period. The cumulative number of our registered clients increased from 27,144 as of December 31, 2011 to 40,305 as of December 31, 2012 and to 53,501 as of December 31, 2013, while the number of our active clients increased from 3,095 in 2011 to 4,152 in 2012 and to 6,445 in 2013. Although we generate no revenue from those registered clients who currently do not purchase products we distribute, with an increasing number of registered clients, we have the opportunity to provide wealth management services and to recommend products to a greater number of high net worth individuals, enterprises and wholesale clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products distributed by us. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of wealth management products we distribute, which in turn affects the amount of one-time commissions and recurring service fees we earn. Average transaction value per client refers to the average value of wealth management products distributed by us that are purchased by our active clients during a given period. The average transaction value per client decreased 16.4% from RMB7.3 million (US$1.2 million) in 2011 to RMB6.1 million (US$1.0 million) in 2012, primarily due to changes in product mix as clients purchased mutual fund products, which we started distributing since the second quarter of 2012, and more fixed income products. Both product categories have lower minimum investment amounts than private equity fund products. The average transaction value per client was RMB6.9 million (US$1.1 million) in 2013, a 17.1% increase from 2012, primarily because individuals purchased more products distributed by us when their previously purchased products matured in 2013.

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

Product Mix

Our product mix affects our revenues and operating profit. We distribute to our clients a wide array of wealth management products that are originated in China and Hong Kong. These include five types of products: (i) fixed income products, mainly including asset management plans, real estate funds managed by us and collateralized fixed income products sponsored by trust companies, each of them provide investors with prospective fixed rates of return; (ii) private equity fund products, including investments in various private equity funds sponsored by domestic and international fund management firms, real estate funds and fund of funds managed by us, the underlying assets of which are portfolios of equity investments in unlisted private companies and asset management plans, the underlying assets of which are portfolios of equity investments in unlisted private companies; (iii) private securities investment fund products, the underlying assets of which are publicly traded stocks; (iv) insurance products; and (v) mutual fund products.

The composition and level of revenues that we derive from the distribution of wealth management products are affected by the type of products we distribute. The product type determines whether we can receive one-time commissions only, or both one-time commissions and recurring service fees, although average fee rates do not differ substantially across different product types. On most types of products we distribute, we receive one-time commissions paid by product providers or underlying corporate borrowers, calculated as a percentage of the value of the products that our clients purchase. In addition, on products other than fixed income products sponsored by third parties, we also receive recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products. We also generate revenues from other sources, primarily including (a) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing mutual fund products, (b) carried interest revenues from some private equity funds previously distributed by us and funds raised and managed by us and (c) interest payment from small short-term loans.

The table below sets forth the total value of different types of products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed, during the periods indicated:

	Years Ended December 31,
	2011		2012		2013
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type

Fixed income products	9,638	42.7	17,199	68.4	35,723	5,808	80.3
Private equity fund products	10,835	48.0	7,051	28.1	6,406	1,045	14.4
Other products, including private securities investment funds, insurance products and mutual fund products*	2,113	9.3	872	3.5	2,358	383	5.3

All products	22,586	100.0	25,122	100.0	44,487	7,236	100.0

*	The mutual fund products refer to the incremental value of mutual fund products distributed by us.

Revenues from distributing fixed income products sponsored by trust companies have decreased in 2013 as we distributed more asset management plans and real estate funds managed by us.

In May 2010, we started distributing our own fund of funds products under our management. These fund products’ lives typically range from 5 to 7 years. In 2012, we began distributing real estate funds under our management. Such real estate funds are either fixed income products or private equity fund products, depending on the underlying assets, and their lives range from 0.5 to 5 years. As we receive recurring service fees over the life cycle of these funds, our distribution of these products represent a source of steady flow of recurring revenues. Our recurring service fees increased from US$22.5 million in 2011 to US$39.6 million in 2012 and to US$83.6 million in 2013. Recurring service fees now represent over 50% of our overall total revenues.

In 2011, we increased the distribution of private securities investment fund products and investment-linked insurance products due to our greater marketing focus on the private securities investment fund products and clients’ acceptance of the products. In 2012, we decreased distribution of these products due to volatilities in the PRC and foreign stock markets. In the fourth quarter of 2013, we increased the distribution of insurance products in order to better serve our customers. In the second quarter of 2012, we began to distribute mutual fund products. Through Noah Upright, one of Noah Investment’s subsidiaries, we received a license in February 2012 to distribute mutual fund products. In 2013, we increased distribution of these products due to the increased demand of liquidity management. Fees generated from private securities investment funds, insurance products and mutual fund products have been insignificant to our financial results in 2011, 2012 and 2013. Therefore, we combine the total value of these products in the table above.

Starting from 2010, Noah Investment and its subsidiaries mainly focus on the insurance brokerage business, given that one of Noah Investment’s subsidiaries holds an insurance brokerage license. In 2012, we started our mutual fund distribution business after Noah Upright, one of Noah Investment’s subsidiaries, was granted a mutual fund distribution license by the CSRC on February 22, 2012. We are also growing our proprietary assets management business under Noah Investment. Starting from the fourth quarter of 2013, we carry on our small short-term loans business through Noah Financial Express (Wuhu) Microfinance Co. Ltd. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.” Our subsidiaries, Noah Rongyao and its subsidiaries, Noah Technology and Noah Xingguang mainly carry out our OTC wealth management product distribution business. The revenues generated by our subsidiaries as a percentage of our net revenues were 96.7% in 2011, 91.7% in 2012 and 78.8% in 2013. The revenues generated by Noah Investment and Noah Rongyao Management Consulting Company Limited and their subsidiaries as a percentage of our net revenues were 3.3% in 2011, 8.3% in 2012 and 21.2% in 2013. Our insurance brokerage business currently represents an insignificant percentage of our revenues. However, we expect that revenues generated by Noah Investment and Noah Rongyao Management Consulting Company Limited may increase with the development of mutual fund and asset management business. Similarly, our small short-term loans business currently represents an insignificant percentage of our revenues.

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

The number of our employees was 1,031 as of December 31, 2011, 1,015 as of December 31, 2012 and 1,274 as of December 31, 2013. The slight decrease from 2011 to 2012 was primarily because we closed certain branch offices to streamline our operations. The increase from 2012, to 2013 was primarily a result from the expansion of our relationship manager and product design team. We plan to continue to expand our coverage network, especially outside of China, and anticipate that our operating expenses related to employee compensation will increase as a result of hiring new employees.

The number of our branch offices was 59 as of December 31, 2011 and 57 as of December 31, 2012 and 2013. We closed certain branch offices to streamline our operations in 2012. Our rental expenses have increased due to the rising price and the expansion of our headquarters from 2011 to 2013.

Our operating costs and expenses include share-based compensation charge related to the share options or restricted shares granted to employees. We expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which range from 5.4% to 5.7% of gross revenue. In 2011, 2012 and 2013, we recorded net revenues of US$72.2 million, US$86.7 million and US$163.8 million, respectively. We derive revenues primarily from the following sources:

•	one-time commissions paid by the product providers or the underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients;

•	recurring service fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products, including (i) recurring service fees over the life cycle of the private equity fund products previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients; (ii) recurring service fees over the life cycle of the real estate funds managed by us previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients; (iii) recurring service fees for investments in funds focusing on publicly traded stocks and insurance products, which are paid on a periodic basis and calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by our clients;

•	Other service fees, primarily including (i) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products, (ii) carried interest revenues from some private equity funds previously distributed by us and funds raised and managed by us and (iii) interest payment from small short-term loans.

The table below sets forth the amounts of our one-time commissions, recurring service fees and other service fees in the periods indicated:

	Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
Net Revenues:
One-time commissions	49,624,166	68.8	46,193,749	53.3	74,462,516	45.5
Recurring service fees	22,539,160	31.2	39,584,531	45.7	83,589,675	51.0
Other service fees	—	—	917,226	1.0	5,719,642	3.5

Total net revenues	72,163,326	100.0	86,695,506	100.0	163,771,833	100.0

In the past, our one-time commissions accounted for the majority of our net revenues. Starting in 2013, our recurring service fees became the majority of our net revenues, primarily due to a scaling up of our asset management business.

We also receive carried interest revenues from some private equity funds previously distributed by us and funds for which we serve as the general partners. We anticipate that our carried interest revenues from these sources may increase in the future.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling expenses, general and administrative expenses and other operating income. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
Operating cost and expenses:
Cost of revenues	14,805,431	20.5	17,971,305	20.7	34,171,166	20.9
Selling expenses	19,262,014	26.7	27,338,878	31.5	38,203,389	23.3
General and administrative expenses	13,556,787	18.8	19,835,319	22.9	36,150,593	22.1
Other operating income	(562,333)	(0.8)	(4,295,029)	(5.0)	(5,323,670)	(3.3)

Total operating cost and expenses	47,061,899	65.2	60,850,473	70.1	103,201,478	63.0

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

General and Administrative Expenses

Our general and administrative expenses primarily include compensations of managerial and administrative staff, rental and related expenses of our leased office spaces and professional service fees. We anticipate that our general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

Other Operating Income

Other operating income is cash subsidies received in the PRC from local governments for general corporate purposes and is reflected as an offset to our operating costs and expenses.

Share-Based Compensation Expenses

Our operating costs and expenses include share-based compensation expenses due to grants of stock options to our employees and directors, and the vesting of restricted shares. Share-based compensation expense is recorded in the financial statement line-item corresponding to the nature of services provided by the grantees. Share-based compensation was included in cost of revenues, selling expenses and general and administrative expenses for the years ended December 31, 2011, 2012 and 2013. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
Share options	2,014,692	2.8	1,437,201	1.7	205,699	0.1
Restricted shares	142,018	0.2	2,561,347	2.9	5,040,248	3.1

Total share-based compensation	2,156,710	3.0	3,998,548	4.6	5,245,947	3.2

We adopted a share incentive plan in 2008 and another share incentive plan in 2010.

Share Options.

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

On December 13, 2013, we granted options to purchase a total of 20,000 ordinary shares to our newly appointed independent directors. The options have a two-year vesting schedule with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date.

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

We recorded US$2.0 million, US$1.4 million and US$0.2 million for share-based compensation expenses related to share options expenses in 2011, 2012 and 2013, respectively. 66,961, 75,694 and 153,015 share options were exercised during 2011, 2012 and 2013, respectively. As of December 31, 2013, there was $401,625 unrecognized compensation expenses related to unvested share options granted under our share incentive plan, which is expected to be recognized over a weighted-average period of 1.95 year.

Restricted Shares. On November 10, 2012, we issued 11,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to our independent directors. The restrictions on these restricted shares have a one-year vesting schedule with restrictions on 25% of the restricted shares removed on November 10, 2012, 25% removed on May 10, 2013 and the remaining 50% removed on November 10, 2013.

On February 4, 2013, we issued 422,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to certain executive officers and employees. The restrictions on these restricted shares have a four-year vesting schedule with restrictions on 25% of the restricted shares removed on the first anniversary of the issue date and the remainder to be removed ratably over the next 36 months.

On April 16, 2013, we issued 34,134 restricted shares in accordance with the provisions of the 2010 share incentive plan to certain employees. The restrictions on these restricted shares have a four-year vesting schedule with restrictions on 25% of the restricted shares to be removed on the first anniversary of the issue date and the remainder to be removed ratably over the next 36 months.

As of December 31, 2013, there was US$6,904,388 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.28 years.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payments of capital or dividends in respect of our shares are not subject to taxation in the Cayman Islands and are not subject to withholding tax in the Cayman Islands. Gains derived from the disposal of our shares are not subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries have not generated any assessable income for the years ended December 31, 2011, 2012 and 2013.

PRC

Our PRC subsidiaries and our PRC variable interest entity and their respective subsidiaries were established in the PRC and as such are subject to business tax (or value-added tax if it applies to us in the future), education surtax and urban maintenance and construction tax on the services provided in the PRC. Such taxes are primarily levied based on revenues at rates ranging from 5.4% to 5.7% and are recorded as a reduction of revenues. Business tax and related surcharges of US$4.2 million, US$5.1 million and US$9.5 million are deducted from our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

In addition, our PRC subsidiaries, our PRC variable interest entity and their subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. On January 1, 2008, the PRC Enterprise Income Tax Law in China took effect and it applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008 are subject to a withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.” In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

In addition, we are engaged in mutual fund distribution business and distribution of asset management plans sponsored by mutual management companies as part of our business. Under PRC laws and regulations, distribution of mutual funds or asset management plans sponsored by mutual fund management companies requires a mutual fund distribution license. There may be uncertainties regarding the interpretation and application of regulations and other governmental policies regarding the issuance of a mutual fund distribution license. In addition, the approval authorities have broad discretion and may also provide the different requirements regarding the application of mutual fund distribution license according to different situations, such as the applicants are foreign-invested enterprises or their subsidiaries. As a result, our PRC subsidiaries may find it difficult to meet all such requirements or may have to incur significant costs and efforts to meet such requirements. Therefore, we conduct such business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Upright, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China.

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

Affiliated companies are entities over which we have significant influence, but do not have control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in limited partnerships of more than 3% to 5% have generally been viewed as more than minor so that may imply significant influence. We also consider that we have significant influence over the funds of which we serve as general partner, even though our ownership interest in these funds as limited partner is generally lower than 3%. We do not consolidate the funds of which we serve as general partner mainly because we are not the primary beneficiary of these funds, and substantive kick-out rights exist and are exercisable by non-related limited partners of these funds. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operation and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

In 2010, Tianjin Gopher invested in four funds of funds newly established in 2010; in 2011, Tianjin Gopher invested in six funds of funds newly established in 2011; in 2012, Tianjin Gopher invested in one fund of funds newly established in 2012. Tianjin Gopher held 0.6% to 4.8% equity interests in these funds as a general partner.

In 2012, Gopher Asset and its subsidiaries invested in one fund of private equity funds, two funds of real estate funds and thirty-six real estate funds newly established in 2012; in 2013, Gopher Asset and its subsidiaries invested in three funds of private funds and seventy-five real estate funds newly established in 2013. Gopher Asset held no more than 2.3% equity interests in these funds of real estate funds and real estate funds and no more than 5.0% equity interest in these funds of private equity funds as a general partner.

In May 2011, Tianjin Gopher injected RMB4.0 million (approximately $0.6 million) into Kunshan Jingzhao Equity Investment Management Co., Ltd, or Kunshan Jingzhao, a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In November 2012, Gopher Asset injected RMB3.8 million (approximately $0.6 million) into Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd, or Kunshan Vantone, a newly established joint venture, for 15% of the equity interest. Kunshan Vantone principally engages in private equity fund management businesses. We consider that it has significant influence over Kunshan Vantone due to voting rights in its board of directors.

In February 2013, Gopher Asset injected RMB21.0 million (approximately $3.5 million) into Wanjia Win-Win Assets Management Co., Ltd, or Wanjia Win-Win, a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business.

In July 2013, Gopher Asset injected RMB0.8 million (approximately $0.1 million) into Wuhu Bona Film Investment Management Co., Ltd., or Wuhu Bona, a newly established joint venture, for 15% of the equity interest. Wuhu Bona principally engages in film private equity fund management businesses. We consider that it has significant influence over Wuhu Bona due to voting rights through representation on the board of directors, and therefore accounts for this investment under the equity method.

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

We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE if available; (ii) third-party evidence, or TPE if VSOE is not available; and (iii) best estimate of selling price, or BESP if neither VSOE nor TPE is available.

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

We have vendor specific objective evidence of fair value for our wealth management marketing services as we provide such services on a stand-alone basis. We have not sold our recurring services on a stand-alone basis. However, the fee to which we are entitled is consistently priced at a fixed percentage of the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. The recurring service fee we charge as general partner is consistent with the management fee obtained by the fund managers irrespective of the fee obtained for the wealth management marketing services. As such, we have established fair value as relative charges that are consistent with management fee in such arrangements and believe it represents our best estimate of the selling price at which we would transact if the recurring services were sold regularly on a stand-alone basis. We allocate arrangement consideration based on fair value, which is equivalent to the percentages charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above. If the estimated selling price for recurring services increased (or decreased) by 1%, the revenue allocated to this revenue element would increase (decrease) by 0.1% to 0.7% or by a dollar amount between US$39,585 to US$277,095 for the year ended December 31, 2012 or by a dollar amount between US$83,590 to US$585,128 for the year ended December 31, 2013.

We recognize revenues from our recurring services on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

Other Service Fees. We also derived revenues from mutual fund distribution, small short-term loan and other businesses, which were recorded as other service fees and represented nil, 1.1% and 3.5% of our total net revenue, respectively. From November 2013, we started offering small short-term loan services. Revenue is recognized when there are probable economic benefits to us and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable. We do not charge prepayment penalties to customers.

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

	Years Ended December 31,
	2011	2012	2013
	US$	US$	US$

Revenues
Third-party revenues	63,636,367	65,780,848	95,989,067
Related-party revenues	12,724,077	25,982,724	77,329,868

Total Revenues	76,360,444	91,763,572	173,318,935
Less: business taxes and related surcharges	(4,197,118)	(5,068,066)	(9,547,102)

Net Revenues	72,163,326	86,695,506	163,771,833

Operating cost and expenses:
Cost of revenues	(14,805,431)	(17,971,305)	(34,171,166)
Selling expenses	(19,262,014)	(27,338,878)	(38,203,389)
General and administrative expenses	(13,556,787)	(19,835,319)	(36,150,593)
Other operating income	562,333	4,295,029	5,323,670

Total operating cost and expenses	(47,061,899)	(60,850,473)	(103,201,478)

Income from operations:	25,101,427	25,845,033	60,570,355

Other income (expenses):
Interest income	1,953,619	2,451,731	3,302,545
Other (expense) income, net	128,425	110,690	3,423
Investment income	1,368,358	3,044,856	3,924,457
Foreign exchange (loss) gain	3,218,876	(180,856)	308,717
Total other income	6,669,278	5,426,421	7,539,142

Income before taxes and (loss) gain from equity in affiliates	31,770,705	31,271,454	68,109,497
Income tax expense	(7,779,408)	(8,979,649)	(16,263,292)
(Loss) gain from equity in affiliates, net of taxes	(21,347)	617,361	1,191,833

Net income	23,969,950	22,909,166	53,038,038
Less: net income attributable to non-controlling interests	—	82,712	1,602,867

Net income attributable to Noah Holdings Limited shareholders	23,969,950	22,826,454	51,435,171

Except for the revenues and expenses recorded by Noah Holdings Limited, our holding company, and our Hong Kong subsidiaries, the substantial majority of our revenues and expenses are conducted in Renminbi. As a result, the appreciation or depreciation in the average Renminbi to U.S. dollar exchange rate has a correlative effect on our financial results reported in U.S. dollars without taking into account any underlying changes in our business or results of operations. During the years ended December 31, 2011, 2012 and 2013, the average Renminbi to U.S. dollar exchange rate increased by 4.6%, 1.0% and 2.5% as compared to the average exchange rate in the preceding period, respectively. As such, excluding the income statement effects of all forms of revenues and expenses recorded by Noah Holdings Limited and our Hong Kong subsidiaries, our revenues, expenses, income from operations and net income attributable to ordinary shareholders increased by the same percentages, without giving effect to any changes in our business or results of operations.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues increased by 88.9% from US$86.7 million for the year ended December 31, 2012 to US$163.8 million for the year ended December 31, 2013. This increase was attributable to increases of US$44.0 million in net revenues from recurring service fees and US$28.3 million in net revenues from one-time commissions for the full year 2013.

Our one-time commissions increased by 61.3% from US$46.2 million for the year ended December 31, 2012 to US$74.5 million for the year ended December 31, 2013, primarily due to an increase in transaction value in 2013, despite a decrease in average commission rate. For the year ended December 31, 2013, we had 6,445 active clients, as compared to 4,152 active clients for the year ended December 31, 2012. The average transaction value per client decreased from RMB6.1 million (US$1.0 million) in 2012 to RMB6.9 million (US$1.1 million) in 2013, primarily because individuals purchased more products distributed by us when their previously purchased products matured in 2013.

Our recurring service fees increased by 111.0% from US$39.6 million in 2012 to US$83.6 million in 2013 , mainly driven by the cumulative effect of private equity fund and private securities investment fund products distributed by us previously and an increase in real estate funds managed by us. Recurring service fees for private equity fund products and fund of funds and real estate fund products managed by us during a specific period are calculated as a percentage of the total value of investments in the underlying funds we distributed to clients which are still active. The average fee rates of the recurring service fees we received from the private equity fund products and fund of funds products managed by us remained at the same level for 2013. As we provide both asset management services as general partner of the real estate funds and recurring after-sales services to the funds, the average fee rates that we received from the real estate fund products managed by us tend to be double of the fee rates we received from other products. The total value of underlying funds with respect to which we received recurring services fees increased by RMB13.3 billion from 2012 to 2013.

Operating Costs and Expenses. Our total operating costs and expenses increased by 69.6% from US$60.9 million in 2012 to US$103.2 million in 2013, as a result of the expansion of our business. Operating costs and expenses as a percentage of net revenues in 2013 was 63.0%, as compared to 70.2% 2012.

•	Cost of Revenues. Cost of revenues increased by 90.1% from US$18.0 million in 2012 to US$34.2 million in 2013, primarily due to increases in compensation expenses paid to relationship managers as a result of the increase in transaction value. Cost of revenues as a percentage of net revenues in 2013 were 20.9%, as compared to 20.7% in 2012.

•	Selling Expenses. Our selling expenses increased by 39.7% from US$27.3 million in 2012 to US$38.2 million in 2013, primarily due to increases in personnel expenses, professional consulting fees and share-based compensation expenses as we strengthened our selling and marketing functions. Selling expenses as a percentage of net revenues in 2013 were 23.3%, as compared to 31.5% in 2012.

•	General and Administrative Expenses. Our general and administrative expenses increased by 82.3% from US$19.8 million in 2012 to US$36.2 million in 2013, primarily due to increases in personnel expenses, professional consulting fee, and rental expenses. General and administrative expenses as a percentage of net revenues in 2013 were 22.1%, as compared to 22.9% in 2012.

Other Operating Income. Our other operating income in 2013 was US$5.3 million, as compared to US$4.3 million in 2012. Other operating income includes government subsidies received in the PRC from local governments for general corporate purposes.

Interest Income. Interest income increased by 34.7% from US$2.5 million in 2012 to US$3.3 million in 2013, primarily due to increases in balance of cash and cash equivalents and interest rates for our deposited cash and cash equivalents as well.

Investment Income. Investment income increased by 28.9% from US$3.0 million in 2012 to US$3.9 million in 2013, primarily attributable to an increase in investments in fixed income products.

Foreign Exchange Gain (Loss). We had a foreign exchange loss of US$0.2 million in 2012, primarily attributable to a depreciation of the Renminbi against the U.S. dollar in the second quarter of 2012 as we held more assets in Renminbi in the second quarter of 2012. We had a foreign exchange gain of US$0.3 million in 2013, primarily attributable to an appreciation of the Renminbi against the U.S. dollar.

Income Tax Expense. Income tax expense increased by 81.1% from US$9.0 million in 2012 to US$16.3 million in 2013. The increase was primarily attributable to an increase in taxable income in 2013.

Net Income. attributable to Noah Holdings Limited shareholders. Net income decreased by 125.3% from US$22.8 million in 2012 to US$51.4 million in 2013.

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

Our recurring service fees increased by 76.3% from US$22.5 million in 2011 to US$39.6 million in 2012, mainly driven by the cumulative effect of private equity fund and private securities investment fund products distributed previously and an increase in real estate funds managed by us distributed from the second half of 2012. Recurring service fees for private equity fund products and our proprietary fund of funds and real estate fund products during a specific period are calculated as a percentage of the total value of investments in the underlying funds we distributed to clients which are still active. The average fee rates of the recurring service fees we received from the private equity fund products and our proprietary fund of funds products remained at the same level for 2012. As we provide both asset management services as the general partner of the real estate funds and recurring after-sale services to the funds, the average fee rates that we received from the real estate fund products managed by us tend to be double of the fee rates we received from other products. The total value of underlying funds with respect to which we received recurring services fees increased by RMB11.4 billion from 2011 to 2012.

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

Foreign Exchange Gain (Loss). We had foreign exchange gain of US$3.2 million in 2011, but we had a foreign exchange loss of US$0.2 million in 2012 primarily attributable to a depreciation of the Renminbi against the U.S. dollar in the second quarter of 2012 as we held more assets in Renminbi in the second quarter of 2012.

Income Tax Expense. Income tax expense increased by 15.4% from US$7.8 million in 2011 to US$9.0 million in 2012. The increase was primarily attributable to changes in deferred tax assets with taxable income essentially unchanged on a year-over-year basis.

Net Income attributable to Noah Holdings Limited shareholders. Net income decreased by 4.8% from US$24.0 million in 2011 to US$22.8 million in 2012.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recently issued accounting pronouncements

In March 2013, the FASB issued ASU 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The adoption of the amendments will not have a material impact on our consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2013, the FASB issued ASU 2013-08, which amends the criteria an entity would need to meet to qualify as an investment company under ASC 946. While the ASU is not expected to significantly change which entities qualify for the specialized investment-company accounting in ASC 946, it (1) introduces new disclosure requirements that apply to all investment companies and (2) amends the measurement criteria for certain interests in other investment companies. The ASU also amends the requirements in ASC 810 related to qualifying for the “investment-company deferral” in ASU 2010-10 as well as the requirements in ASC 820 related to qualifying for the “net asset value practical expedient” in ASU 2009-12. Entities that are regulated under the Investment Company Act of 1940 (the “1940 Act”) are within the scope of ASC 946 regardless of whether they meet the revised investment-company criteria. Entities that are not regulated under the 1940 Act must possess all three “fundamental characteristics” (as defined in the guidance) related to the entity’s activities and objectives to qualify as an investment company. In addition, the guidance notes five “typical” characteristics that an investment company would generally be expected to possess. An entity that does not display one or more of the “typical” characteristics is not necessarily precluded from qualifying as an investment company but will need to determine how its activities are consistent with those of such a company. The entity’s purpose and design should be considered as part of this evaluation. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. Earlier application is prohibited. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

Newly adopted accounting pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The Group adopted this pronouncement on January 1, 2013 and there’s no material impact on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our series A preferred shares and net proceeds from our initial public offering. Our principal uses of cash for the years ended December 31, 2011, 2012 and 2013 were for operating activities, primarily employee compensations and rental expenses. In 2012, we used US$7.9 million to pay an annual dividend and US$8.5 million to repurchase ADSs. In 2013, we used US$7.7 to pay an annual dividend and US$3.2 million to repurchase ADSs. As of December 31, 2013, we had US$196.1 million in cash and cash equivalents, consisting of cash on hand and demand deposits with an original maturity of three months or less from date of purchase. As of December 31, 2013, we had no bank borrowings. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to US$32.1 million, US$63.3 million and US$92.7 million as of December 31, 2011, 2012 and 2013, respectively. The increase in the restricted portion from 2011 to 2012 was mainly due to an increase in the number of our PRC subsidiaries and affiliated entities as well as an increase in the share capital of Noah Upright as required by the relevant governmental authority. The increase in the restricted portion from 2012 to 2013 was mainly due to an increase in the number of our PRC subsidiaries and affiliated entities. The restricted assets of the Company’s variable interest entity amounted to US$5 million, US$17.6 million and US$19.8 million as of December 31, 2011, 2012 and 2013, respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Net cash provided by operating activities	21,286,622	29,953,666	93,969,758
Net cash used in investing activities	(20,818,246)	(34,565,150)	(17,141,870)
Net cash provided by (used in) financing activities	680,694	(13,791,999)	(3,103,229)
Effect of exchange rate changes	2,440,571	1,105,299	2,827,504
Net increases (decreases) in cash and cash equivalents	3,589,642	(17,298,184)	76,552,163
Cash and cash equivalents at the beginning of the period	133,269,694	136,859,336	119,561,152
Cash and cash equivalents at the end of the period	136,859,336	119,561,152	196,113,315

Operating Activities

Net cash provided by operating activities in 2013 was US$94.0 million, primarily as a result of net income of US$53.0 million, adjusted by non-cash charges from operating activities of US$6.5 million, which primarily included share-based compensation expenses of US$5.2 million and depreciation and amortization of US$2.5 million, partially offset by gain from equity in affiliates of US$1.2 million. Additional major factors that affected operating cash flows in 2013 included an increase of US$17.2 million in accrued payroll and welfare expenses, an increase of US$10.2 million in deferred revenues and an increase of US$7.6 million in other current liabilities due to increases in payables of professional service fees and accrued expenses.

Net cash provided by operating activities in 2012 was US$30.0 million, primarily as a result of a net income of US$22.9 million, adjusted by non-cash charges from operating activities of US$5.2 million, which primarily included share-based compensation expenses of US$4.0 million and depreciation and amortization of US$1.8 million, and gain from equity in affiliates of US$0.6 million. Additional major factors that affected operating cash flows in 2012 included an increase of US$4.3 million in deferred revenues and accrued expenses and an increase of US$3.8 million in accounts receivable.

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

We typically received most of one-time commissions and recurring service fees after they accrued and we have no bad debt. Our accounts receivable and amounts due from related parties amounted to US$8.0 million, US$14.5 million and US$17.4 million as of December 31, 2011, 2012 and 2013, respectively. The increase in accounts receivable was primarily due to higher revenues as a result of an increase in aggregate value of wealth management products distributed by us.

Investing Activities

Net cash used in investing activities in 2013 was US$17.1 million primarily attributable to a net US$15.5 million in originated loans disbursement to third parties, US$7.3 million of net investment in affiliates, US$6.8 million of purchases of property and equipment and US$11.3 million of net trading securities investment, while partially offset by proceeds from sale of held-to-maturity securities of US$18.3 million.

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

Financing Activities

Net cash used in financing activities was US$3.1 million in 2013 due to dividend distribution of US$7.7 million and share repurchase of US$3.2 million, while partially offset by cash injection from noncontrolling interest of our PRC subsidiaries of US$6.6 million and proceeds from issuance of ordinary shares upon exercise of stock options of US$1.1 million.

Net cash used in financing activities was US$13.8 million in 2012 due to share repurchase of US$8.5 million, dividend distribution of US$7.9 million, while partially offset by cash injection from noncontrolling interest of our newly incorporated PRC subsidiaries of US$2.2 million. On May 22, 2012, our board of directors authorized a share repurchase program of up to US$30 million worth of our issued and outstanding ADSs over the course of one year. On February 28, 2012, we announced a payment of an annual cash dividend of US$0.14 per ADS, or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend was the first since our initial public offering and was paid on or about April 15, 2012 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 30, 2012.

Net cash provided by financing activities was US$0.7 million in 2011 due to the proceeds from issuance of ordinary shares upon exercise of stock options by our employees.

Capital Expenditures

Our capital expenditures were US$3.7 million, US$2.0 million and US$6.8 million for the years ended December 31, 2010, 2011 and 2012, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management services industry. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third-party wealth management product providers and other contractors. We have seven registered trademarks in China, eight registered trademarks in Hong Kong and five registered domain names, www.noahwm.com, www.noah-fund.com,gophernoble-asset.com, noah-nord.com and www.gopherasset.com.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)

Operating lease	14,540	4,082	3,722	2,338	4,398

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	42	Co-founder, chairman and chief executive officer
Zhe Yin	40	Co-founder, director and vice president
Boquan He	54	Co-founder and director
Chia-Yue Chang	54	Director
Steve Yue Ji	42	Director
May Yihong Wu	47	Independent director
Shuang Chen	47	Independent director
Shusong Ba	45	Independent director
Zhiwu Chen	52	Independent director
Theresa Teng	45	Chief financial officer
Harry B. Tsai	52	Chief operating officer

Ms. Jingbo Wang is our co-founder and has been our chairman of the board of directors and chief executive officer since our inception. Ms. Wang has over ten years of experience in the asset and wealth management services industry. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as the head of the private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as a deputy head of ABN AMRO Xiangcai Fund Management Co., Ltd., a joint venture fund management company, from February 2002 to August 2003, and the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was the financial controller and general manager for the settlement center of Chengpu Group from September 1994 to December 1999. Ms. Wang received her master’s degree in management and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from the Global CEO Program of China Europe International Business School in 2009.

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

Mr. Boquan He is our co-founder and has been our director since August 2007. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the chairman of the board of directors of 7 Days Group Holdings Limited and the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He graduated from Guangdong Television Public University in China.

Ms. Chia-Yue Chang has been our director since August 2007 and the chief executive officer of Noah Upright since 2011. Ms. Chang has 23 years of experience in the asset management industry with in-depth knowledge about developing business in a dynamic financial world. Ms. Chang was the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Asia Ltd. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Steve Yue Ji has been our director since August 2007. Mr. Ji joined Sequoia Capital China in 2005 and is a partner of Sequoia Capital China. Mr. Ji currently serves as a director of several non-public portfolio companies of Sequoia Capital China. He has also been an independent director since 2010 of Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed restaurant chain in China. Prior to joining Sequoia Capital China, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji worked for Seagate Technology China. Mr. Ji received a MBA degree from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995.

Ms. May Yihong Wu has served as our independent director and chairwoman of the audit committee since November 2010. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the NASDAQ Global Market, since April 2010. From September 2010 to July 2013, she was an independent director, a member of the audit committee and the corporate governance and nomination committee of Country Style Cooking Restaurant Chain Co., Ltd., a company listed on the New York Stock Exchange. From April 2010 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a company listed on the New York Stock Exchange. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and services sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Shuang Chen has served as our independent director since November 2010. Mr. Chen is currently the executive director and chief executive officer of China Everbright Limited, a company listed on the Hong Kong Stock Exchange (HKSE:0165), and is responsible for the overall operations of China Everbright Limited. Mr. Chen is also a director and deputy general manager of China Everbright Holdings Company Limited. Mr. Chen is a director of Everbright Securities Company Limited, a company listed on the Shanghai Stock Exchange (SSE:601788), a supervisor of China Everbright Bank Company Limited (SSE:61818 and HKSE:6818), and an independent non-executive director of China Nonferrous Mining Corporation Limited (HKSE:1258). Mr. Chen is currently a non-official member of the Financial Services Development Council of the Hong Kong Special Administrative Region, the chairman of the Chinese Financial Association of Hong Kong, the vice-chairman of the Chinese Securities Association of Hong Kong, and a visiting professor at East China University of Political Science and Law. Mr. Chen holds a master of laws degree from East China University of Political Science and Law and a diploma in legal studies from the School of Professional and Continuing Education of the University of Hong Kong. Mr. Chen is a qualified lawyer in the PRC and a senior economist. Prior to joining China Everbright Group, Mr. Chen was the chief of the legal department of Bank of Communications. Mr. Chen has over 20 years of extensive experience in commercial banking and investment banking industry.

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

Dr. Zhiwu Chen has been our independent director since December 2013. He has been professor of finance at the School of Management at Yale University, and visiting professor and honorary director of the Center for Market and Society, Tsinghua University, China. Dr. Chen is on the International Advisory Board of the China Securities Regulatory Commission (CSRC); Board of Trustees of the Yale-China Association; the 12th Five-Year Plan Advisory Commission to the Beijing Municipal Government; and a chief academic advisor to two 10-episode CCTV documentary series, “Wall Street” and “Money.” He is chief advisor to Permal Group. He is also on the board of directors at PetroChina, Bank of Communications in China, and Lord Abbett China Fund Management. He is a member on the Global Agenda Councils, World Economic Forum. Dr. Chen previously served on the Expert Advisory Board for the formation of the China Investment Corporation (CIC) in 2007, and on the board of directors at both Jiayuan.com International (a NASDAQ-listed company) from May 2011 to April 2012 and China Eagle Securities Corp. from 2002 to 2005. He was co-founder and partner of ZEBRA Capital Management from 2001 to March 2011, and co-chairman of ValuEngine Inc. from 1997 to 2004. Dr. Chen received from Yale University a Ph.D. in financial economics in December 1990 and M.Phil. and M.A. in financial economics in May 1990. He received his master’s degree from National University of Defense Technology (formerly known as Changsha Institute of Technology, China) in 1986 and his bachelor’s degree in computer science from China’s Central South Industry in 1983.

Dr. Theresa Teng has been our chief financial officer since August 2013. Dr. Teng has more than 15 years of investment and finance management experience. Prior to joining our company, she served as the chief financial officer of PPS.TV, one of the leading internet TV players in China, the head of finance of Semiconductor Manufacturing International Corp. (NYSE:SMI, HKSE:0981) and the director of D.B. Zwirn & Co., a New York based alternative investment fund, vice president of Morgan Stanley Asia, in charge of investment business in Greater China area. Dr. Teng has extensive experience with international financial investment operations. Dr. Teng was invited to teach Finance at Ming Chuan University in Taiwan for seven years. Dr. Teng graduated from Taipei Municipal First Girls High School and was awarded a bachelor’s degree in business administration in Switzerland. Dr. Teng also received a master’s degree in financial studies in the United States and a Ph.D. in finance and economics from Shanghai University of Finance.

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

Each senior executive officer, under his or her employment agreement with us, has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment. If an officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to collect liquidated damages from such officer equal to two months’ salary for such officer as well as to seek compensation of our actual losses.

Each officer also agrees to refrain from competing with us, directly or indirectly, for one year after his or her termination of employment.

B.	Compensation

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB8.6 million (US$1.4 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of March 20, 2014, options to purchase an aggregate number of 238,245 ordinary shares have been granted and outstanding, and 22,399 restricted shares have been issued and are outstanding.

The following table summarizes, as of March 20, 2014, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price (US$/share)		Date of Grant	Date of Expiration

Other Individuals as a Group		*	1.12		August 19, 2008	August 19, 2018
Other Individuals as a Group		*	1.12		March 2, 2009	March 2, 2019
Other Individuals as a Group		*	5.58		March 11, 2010	March 11, 2020
Other Individuals as a Group		*	7.38		July 20, 2010	July 20, 2020
Other Individuals as a Group		*	7.38		October 11, 2010	October 11, 2020
Other Individuals as a Group		*	12.12	**	October 18, 2010	October 18, 2020

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price from US$19.00 to US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of March 20, 2014, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Restricted Shares		Date of Issuance

Other Individuals as a Group		*	Issued upon conversion of options on May 21, 2012

Notes:

*	Less than 1% of our total outstanding share capital.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2008 plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

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

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 2,315,000 shares. As of March 20, 2014, options to purchase an aggregate number of 32,667 ordinary shares have been granted and outstanding and 354,084 restricted shares have been issued and outstanding.

The following table summarizes, as of March 20, 2014, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Ordinary Shares Underlying Options Awarded		Exercise Price (US$/share)		Date of Grant	Date of Expiration

Shuang Cheng		*	12.12	**	November 9, 2010	November 9, 2020
Shusong Ba		*	12.12	**	November 1, 2011	November 1, 2021
Zhiwu Chen		*	39.29		December 13, 2013	December 13, 2023
May Yihong Wu		*	31.10		February 25, 2014	February 25, 2024
Shuang Cheng		*	31.10		February 25, 2014	February 25, 2024

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price to US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of March 20, 2014, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares		Date of Issuance
May Yihong Wu		*	Issued upon conversion of options on May 21, 2012

Shusong Ba		*	Issued upon conversion of options on May 21, 2012

Shuang Chen		*	Issued upon conversion of options on May 21, 2012

May Yihong Wu		*	November 10, 2012

Shuang Cheng		*	November 10, 2012

Jingbo Wang		*	February 4, 2013

Zhe Yin		*	February 4, 2013

Chia-Yue Chang		*	February 4, 2013

Harry B. Tsai		*	February 4, 2013

Other Individuals as a Group		*	Issued upon conversion of options on May 21, 2012

Other Individuals as a Group		*	February 4, 2013

Other Individuals as a Group		*	April 14, 2014

Notes:

*	Less than 1% of our total outstanding share capital.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2010 plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

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

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest and may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested. Our board of directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. May Yihong Wu, Mr. Shuang Chen and Mr. Zhiwu Chen, and is chaired by Mr. Shuang Chen. Each member of our corporate governance and nominating committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors, or any of them, is breached.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director may be removed from office at any time by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

D.	Employees

We had 1,031, 1,015 and 1,274 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees by function as of December 31, 2013:

Functional Area	Number of Employees	% of Total
Relationship managers	569	44.7%
Corporate management and administrative personnel	148	11.6%
Product development	60	4.7%
Sales and marketing	497	39.0%

Total	1,274	100.0%

Of our employees as December 31, 2013, 593 were located in Shanghai and 681 in other cities.

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

As of March 20, 2014, we had 27,782,777 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number		%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,886,240		24.8%
Zhe Yin(3)	1,645,014		5.9%
Boquan He(4)	2,095,711		7.5%
Chia-Yue Chang(5)	2,168,182		7.8%
Steve Yue Ji(6)	4,650,000		16.7%
May Yihong Wu		*	*
Shuang Chen		*	*
Shusong Ba		*	*
Zhiwu Chen		*	*
Theresa Teng		*	*
Harry B. Tsai		*	*
All Directors and Officers as a Group	17,501,680		63.0%

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,886,240		24.8%
Funds affiliated with Sequoia Capital China(8)	4,650,000		16.7%
Quan Investment Co., Ltd.(9)	2,095,711		7.5%
Jia Investment Co., Ltd.(10)	2,168,182		7.8%
Yin Investment Co., Ltd.(11)	1,645,014		5.9%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Except for Messrs Boquan He and Steve Yue Ji and Ms. Chia-Yue Chang, the business address of our directors and executive officers is c/o No. 32 Qinhuangdao Road, Building C, Shanghai 200082, People’s Republic of China.
(2)	Represents (i) 6,880,000 ordinary shares held by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang, and (ii) 6,240 ordinary shares upon vesting of restricted shares within 60 days of the date of this report.
(3)	Represents (i) 1,635,000 ordinary shares held by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin, and (ii) 10,014 ordinary shares upon vesting of restricted shares within 60 days of the date of this report.
(4)	Represents 2,095,711 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents (i) 2,161,942 ordinary shares held by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang, and (ii) 6,240 ordinary shares upon vesting of restricted shares within 60 days of the date of this report. The residence address of Ms. Chang is W37, No.1, Long Dong Building, Pudong, Shanghai 201203, People’s Republic of China.
(6)	Represents 3,662,340 ordinary shares held by Sequoia Capital China I, L.P., 420,825 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 566,835 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. Mr. Ji is a managing director of Sequoia Capital China, an affiliate of the three Sequoia China funds. Mr. Ji disclaims beneficial ownership with respect to the shares held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address for Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.
(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(8)	Represents 3,662,340 ordinary shares held by Sequoia Capital China I, L.P., 420,825 ordinary shares held by Sequoia Capital China Partners Fund I, L.P. and 566,835 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprise Limited, a company wholly owned by Mr. Neil Nan Peng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares in our company held by the three Sequoia Capital China funds, except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. and Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.

(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of the date of this report, 9,410,000 of our ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program, which includes 1,067,816 ordinary shares of treasury stock. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

As to our contractual arrangements with Noah Investment and its shareholders, please see Item 4. “Information on the Company—C. Organizational Structure” for a description of these contractual arrangements.

Loan Agreements

In October 2007, each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao. The principal amounts of the loans to these shareholders were RMB27.0 million (US$4.3 million) in aggregate. The loans were solely for their respective investment in the equity interests in Noah Investment. These loans were subsequently restructured in June 2009 through loans funded by Noah Rongyao and then granted to such shareholders by an intermediary bank. In December 2013, these loans were further restructured and each shareholder of Noah Investment re-entered into a new no-interest loan agreement with Noah Rongyao. The principal amounts of such no-interest loans to these shareholders were the same as that of the initial loans. The loan agreements will expire in December 2023 and will automatically renew unless terminated in writing by either party.

Transactions with Shareholders and Affiliates

In 2012, we entered into three financial advisory service agreements with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under these agreements, we will provide services for the formation and management of funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 0.5% to 1.0% of the total fund subscription amount as one-time commission and half of the management fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as our recurring service fee.

In 2013, we entered into one financial advisory service agreement with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under the agreement, we will provide services for the formation and management of four funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and half of the management fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as our recurring service fee. In 2013, we recorded US$0.6 million one-time commission and US$8.4 million management fee. As of December 31, 2013, there was no amount due from Sequoia Capital Investment Management (Tianjin) Co., Ltd. and such funds.

In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. During the years ended December 31, 2012 and 2013, significant related party transactions related to these funds were as follows:

i)	In 2012, we recorded one-time commissions of US$3.9 million and recurring services fees of US$2.5 million from investee funds of Gopher Asset, a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.6 million. In 2013, we recorded one-time commissions of US$2.2 million and recurring services fees of US$11.8 million from investee funds of Gopher Asset. As of December 31, 2013, there was no amount due from such investee funds.

ii)	In 2012, we recorded one-time commissions of US$0.6 million and recurring services fees of US$3.6 million from investee funds of Tianjin Gopher, a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$0.3 million. In 2013, we recorded one-time commissions of US$32.0 thousand and recurring services fees of US$3.9 million from investee funds of Tianjin Gopher. As of December 31, 2013, the amount due from such investee funds was US$0.1 million.

iii)	In 2012, we recorded one-time commissions of US$0.2 million and recurring services fees of US$2.1 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited, one of our affiliates. As of December 31, 2012, the amount due from such investee funds was US$0.6 million. In 2013, we recorded one-time commissions of US$0.7 million and recurring services fees of US$2.7 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited. As of December 31, 2013, the amount due from such investee funds was US$2.7 million.

iv)	In 2012, we recorded one-time commissions of US$1.2 million and recurring services fees of US$0.2 million from investee funds of Wuhu Gopher Asset Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.5 million. In 2013, we recorded one-time commissions of US$6.1 million and recurring services fees of US$10.5 million from investee funds of Wuhu Gopher Asset Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2013, the amount due from such investee funds was US$0.9 million.

v)	In 2012, we recorded one-time commissions of US$0.8 million and recurring services fees of US$0.5 million from investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$0.2 million. In 2013, we recorded one-time commissions of US$4.1 million and recurring services fees of US$4.9 million from investee funds of Shanghai Gopher Languang Investment Management Co., Ltd. As of December 31, 2013, the amount due from such investee funds was US$0.7 million.

vi)	In 2012, we recorded one-time commissions of US$0.7 million and recurring services fees of US$0.3 million from investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1,030.0. In 2013, we recorded one-time commissions of US$0.8 million and recurring services fees of US$2.9 million from investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd. As of December 31, 2013, the amount due from such investee funds was US$1,082.0.

vii)	In 2012, we recorded one-time commissions of US$0.2 million and recurring services fees of US$14,002 from investee funds of Gopher Capital GP Ltd., one of our subsidiaries in the Cayman Islands. As of December 31, 2012, the amount due from such investee funds was US$0.2 million. In 2013, we recorded one-time commissions of US$0.8 million and recurring services fees of US$0.6 million from investee funds of Gopher Capital GP Ltd. As of December 31, 2013, the amount due from such investee funds was US$0.7 million.

viii)	In 2013, we recorded one-time commissions of US$5.1 million and recurring services fees of US$3.2 million from Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2013, the amount due from such investee funds was US$0.8 million.

ix)	In 2013, we recorded one-time commissions of US$1.0 million and recurring services fees of US$0.3 million from Wuhu Bona Film Investment Management Co., Ltd., or Wuhu Bona, one of our affiliates. As of December 31, 2013, there was no amount due from Wuhu Bona.

x)	In February 2013, Gopher Asset injected RMB21.0 million (approximately $3.5 million) into Wanjia Win-Win Assets Management Co., Ltd., or Wanjia Win-Win, a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In 2013, we started distributing asset management plans sponsored by Wanjia Win-Win. In 2013, we recorded one-time commissions of US$4.9 million and recurring services fees of US$0.7 million from Wanjia Win-Win. As of December 31, 2013, the amount due from Wanjia Win-Win was US$3.0 million.

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

Dividend Policy

We did not pay cash dividends in 2011. On February 28, 2012, we announced our first cash dividend of US$0.14 per ADS, or $0.28 per ordinary share. The dividend was paid on or about April 15, 2012 to holders of ordinary shares (which would include holders of ADSs) of record as of the close of business on March 30, 2012, with the cash of our holding company rather than the cash from our PRC subsidiaries. On February 25, 2013, we announced our second cash dividend of US$0.14 per ADS, or US$0.28 per ordinary share. The annual dividend was paid on or about April 9, 2013 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 20, 2013. Declaration and payment of future dividends is at the discretion of the Board and may be adjusted as the Board may deem necessary or appropriate in the future.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our ADS holders will be paid to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depository Shares.”

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

In 2013, the trading price of our ADSs on the New York Stock Exchange ranged from US$5.64 to US$25.51 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Trading Price (US$)
	High	Low
2010	20.68	14.05
2011	20.00	5.73
2012	8.87	4.10
First quarter	8.87	5.75
Second quarter	8.795	4.63
Third quarter	5.35	4.10
Fourth quarter	5.96	4.30
2013	25.51	5.64
First quarter	8.98	5.64
Second quarter	14.64	6.99
Third quarter	18.68	8.82
Fourth quarter	25.51	16.00
Monthly Highs and Lows
October 2013	22.99	16.00
November 2013	25.51	18.40
December 2013	21.04	16.22
January 2014	17.60	13.52
February 2014	18.44	12.73
March 2014 (through March 21, 2013)	17.86	14.50

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our memorandum and articles of association, as well as the Companies Law (2013 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is at is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Board of Directors.”

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to Cayman Islands law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of our company. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non- natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than an aggregate of one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors. Advance notice of at least seven calendar days is required for the convening of shareholders’ meetings, subject to exceptions in certain circumstances as set out in our articles of association.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote, in person or by proxy, in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote, in person or by proxy, in a general meeting. A special resolution is required for important matters such as a change of name or amendments to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares, and cancelling any authorized but unissued shares.

Transfer of Shares. Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in writing and executed by or on behalf of the transferor (and if our board of directors require, the transferee).

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of the ordinary shares on a pro rata basis, and the liquidator may with the sanction of an ordinary resolution of the shareholders divide amongst the shareholders in specie or in kind the whole or any part of the assets of our company, and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid, and may determine how such division shall be carried out as between our shareholders or different classes of shareholder.

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

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, all or any of the special rights attached to any class or series of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, subject to certain limited exceptions. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association have the potential to discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

General Meetings of Shareholders. Shareholders’ meetings may be convened by our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders, subject to exceptions in certain circumstances as set out in our articles of association. A quorum for a meeting of shareholders consists of members holding not less than an aggregate of one-third of all voting share capital of our company present in person or by proxy.

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries, Noah Rongyao, will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah HK, according to Tax Arrangement between mainland and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax.”

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The PRC Enterprise Income Tax Law implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2013.

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

Certain Material United States Federal Income Tax Considerations

The following is a summary of certain material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (described below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the “Code.”

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

For United States federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by such ADSs.

Passive Foreign Investment Company Considerations and Rules

A non-U.S. corporation, such as our company, will be a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2013, we believe that we were not a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder for any year during which such U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as “excess distributions” under U.S. federal income tax rules, as described below. Also, as described below, if we are treated as a PFIC with respect to a U.S. Holder for any year, such U.S. Holder generally would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distributions that such U.S. Holder receives from us in that year or in following years. Certain elections may be available, however, as described below, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2014 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. For example, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2014 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat Noah Investment and its subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then we would likely treated as a PFIC.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder holds our ADSs and makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•	amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.

The tax liability for amounts allocated to years prior the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder held the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries or Noah Investment or its subsidiaries is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and may be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries and Noah Investment and its subsidiaries .

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election as of the beginning of such U.S. Holder’s holding period with respect to our ADSs, but not our ordinary shares, provided that the ADSs are, as expected, listed on the New York Stock Exchange and that the ADSs are regularly traded. In general, stock is regularly traded if it is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Also, provided we are or were a PFIC for any taxable year during which you hold ADSs or ordinary shares (including the taxable year ended December 31, 2012 for which the required PFIC calculations yielded results very close to the line), we generally (unless you have made a valid mark-to-market election, as discussed above) will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For any taxable year that we are treated as a PFIC with respect to a U.S. Holder, the holder may be required file Form 8621 with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares, including our possible status as a PFIC and the possibility of making a mark-to-market election, a deemed sale election, and the unavailability of the QEF election.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC, nor treated as such with respect to you, for United States federal income tax purposes.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a “passive foreign investment company” nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. In 2010, our ADSs were approved for listing on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States and that, assuming that we are not a PFIC nor treated as such with respect to you for the year in which the dividend is paid or the preceding taxable year, we are therefore a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, or EIT law, we may be eligible for the benefits under the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and that, again assuming that we are not a PFIC nor treated as such with respect to you for the year in which the dividend is paid or the preceding taxable year, we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income or, in the case of certain U.S. Holders, general category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. (See “—People’s Republic of China Taxation” above.) Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If such gain is not treated as PRC-source gain, however, a U.S. Holder will not be able to obtain a U.S. foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Medicare Tax

Legislation enacted in 2010 generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. Special rules may apply if we are treated as a PFIC with respect to a U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The Renminbi appreciated by 2.5% against the U.S. dollar in 2013. There still remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2013, we had an RMB or HKD denominated cash balance of US$166.7 million and a U.S. dollar denominated cash balance of US$29.4 million. Assuming we had converted the U.S. dollar denominated cash balance of US$29.4 million as of December 31, 2013 into RMB at the exchange rate of US$1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB177.9 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits.

As of December 31, 2013, we had US$38.7 million invested in fixed income products with a weighted average duration of approximately 0.7 years.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Pursuant to the agreement with the depositary, a reimbursement of US$0.2 million was paid by the depositary in 2013 for our expenses incurred in connection with the establishment and maintenance of the ADS program, which amount was recorded as other current liability and other non-current liabilities in the consolidated balance sheet as of December 31, 2013.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP was formerly known as Deloitte Touche Tohmatsu CPA, Ltd. At the direction of the government of the PRC in accordance with applicable PRC laws and regulations, Deloitte Touche Tohmatsu CPA, Ltd. has restructured as a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, which succeeded for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA, Ltd. with effect from January 1, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Noah Holdings Limited:

We have audited the internal control over financial reporting of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Company and our report dated March 24, 2014 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 24, 2014

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2012	2013
	(US$)
Audit fees(1)	801,084	855,980

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

On May 22, 2013, our board of directors approved a new share repurchase program, which authorized us to repurchase up to US$30 million worth of our issued and outstanding ADSs over the course of one year. The share repurchase may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, in privately negotiated transactions, in block trades or otherwise from time to time depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

As of December 31, 2013, we have purchased 2,135,632 ADSs for approximately US$11.7 million, inclusive of transaction charges, under the share repurchase plans.

The following table sets forth a summary of our repurchase of our ADSs made in 2013 only.

Period	Total Number of ADSs Purchased (1)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
January 2013	48,000	6.33	48,000	21,175,603
February 2013	206,935	6.92	206,935	19,742,612
March 2013	156,664	7.15	156,664	18,623,194
April 2013	—	—	—	18,623,194
May 2013	—	—	—	30,000,000
June 2013	30,821	8.85	30,821	29,727,151
July 2013	2,934	8.96	2,934	29,700,850
August 2013	—	—	—	—
September 2013	—	—	—	—
October 2013	—	—	—	—
November 2013	—	—	—	—
December 2013	—	—	—	—

Total	445,354	7.08	445,354	—

(1)	Two ADSs represent one ordinary share.
(2)	Average price paid per ADS repurchased is the execution price, inclusive of transaction charges paid to brokers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October27, 2010)

4.3	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

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

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9*	English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Rongyao Investment Consulting Co., Ltd., dated December 26, 2013.

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

15.2*	Consent of Zhong Lun Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with the Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang

	Name:	Jingbo Wang

	Title:	Chairman and Chief Executive Officer

Date: March 24, 2014

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2011, 2012 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

March 24, 2014

Noah Holdings Limited

Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of December 31,
	2012	2013
	$	$
Assets
Current assets:
Cash and cash equivalents	119,561,152	196,113,315
Restricted cash	80,256	165,188
Short-term investments	49,035,610	28,187,406
Accounts receivable, net of allowance for doubtful accounts of nil at both December 31, 2012 and 2013	10,055,724	8,472,013
Amounts due from related parties	4,492,523	8,924,824
Loans receivable, net of allowance for loan losses of nil and $155,194 as of December 31, 2012 and 2013, respectively	—	15,364,240
Deferred tax assets	2,837,892	784,063
Other current assets	3,624,590	4,695,947

Total current assets	189,687,747	262,706,996
Long-term investments	3,106,692	13,678,182
Investment in affiliates	6,055,343	14,742,364
Property and equipment, net	4,387,953	9,412,313
Other non-current assets	1,025,917	1,220,033
Non-current deferred tax assets	1,105,816	1,494,769

Total Assets	205,369,468	303,254,657

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Ltd. of $793,300 and $3,078,297 as of December 31, 2012 and 2013, respectively)	11,926,784	29,495,181
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Ltd. of $521,197 and $2,167,268 as of December 31, 2012 and 2013, respectively)	2,446,040	2,559,614
Deferred revenues (including deferred revenue of the consolidated VIEs without recourse to Noah Holdings Ltd. of $694,630 and $8,377,979 as of December 31, 2012 and 2013, respectively)	5,320,260	15,530,968
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of $557,860 and $961,140 as of December 31, 2012 and 2013, respectively)	6,631,634	15,227,247

Total current liabilities	26,324,718	62,813,010
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of $1,015,003 and $1,044,580 as of December 31, 2012 and 2013, respectively)	1,451,897	1,650,399
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of $28,197 and nil as of December 31, 2012 and 2013, respectively)	2,087,028	3,596,295

Total Liabilities	29,863,643	68,059,704

Shareholders’ equity:
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 28,279,528 shares issued and 27,434,389 shares outstanding as of December 31, 2012 and 28,715,882 shares issued and 27,648,066 shares outstanding as of December 31, 2013	14,140	14,358
Treasury stock (845,139 and 1,067,816 ordinary shares as of December 31, 2012 and 2013, respectively)	(8,520,763)	(11,675,955)
Additional paid-in capital	123,310,962	129,687,092
Retained earnings	53,357,034	97,118,620
Accumulated other comprehensive income	5,049,978	9,281,049

Total Noah Holdings Limited shareholders’ equity	173,211,351	224,425,164
Non-controlling interests	2,294,474	10,769,789

Total Shareholders’ Equity	175,505,825	235,194,953

Total Liabilities and Equity	205,369,468	303,254,657

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(In U.S. dollars except for share data)

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Revenues:
Third-party revenues	63,636,367	65,780,848	95,989,067
Related party revenues	12,724,077	25,982,724	77,329,868

Total revenues	76,360,444	91,763,572	173,318,935
Less: business taxes and related surcharges	(4,197,118)	(5,068,066)	(9,547,102)

Net revenues	72,163,326	86,695,506	163,771,833

Operating cost and expenses:
Cost of revenues	(14,805,431)	(17,971,305)	(34,171,166)
Selling expenses	(19,262,014)	(27,338,878)	(38,203,389)
General and administrative expenses	(13,556,787)	(19,835,319)	(36,150,593)
Other operating income	562,333	4,295,029	5,323,670

Total operating cost and expenses	(47,061,899)	(60,850,473)	(103,201,478)

Income from operations	25,101,427	25,845,033	60,570,355

Other income(expenses):
Interest income	1,953,619	2,451,731	3,302,545
Other (expense) income	128,425	110,690	3,423
Investment income	1,368,358	3,044,856	3,924,457
Foreign exchange (loss) gain	3,218,876	(180,856)	308,717

Total other income	6,669,278	5,426,421	7,539,142

Income before taxes and (loss) income from equity in affiliates	31,770,705	31,271,454	68,109,497
Income tax expense	(7,779,408)	(8,979,649)	(16,263,292)
(Loss) income from equity in affiliates, net of taxes	(21,347)	617,361	1,191,833

Net income	23,969,950	22,909,166	53,038,038
Less: net income attributable to non-controlling interests	—	82,712	1,602,867

Net income attributable to Noah Holdings Limited shareholders	23,969,950	22,826,454	51,435,171

Net income per share:
Basic	0.86	0.82	1.87
Diluted	0.84	0.81	1.84
Weighted average number of shares used in computation:
Basic	27,894,953	27,751,335	27,480,150
Diluted	28,521,272	28,073,731	28,008,386

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(In U.S. dollars except for share data)

	Years Ended December 31,
	2011	2012	2013
Net income	$23,969,950	$22,909,166	$53,038,038

Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	2,583,548	1,370,387	4,508,372

Other comprehensive income	2,583,548	1,370,387	4,508,372

Comprehensive income	26,553,498	24,279,553	57,546,410
Less: comprehensive income attributable to noncontrolling interest	—	116,371	1,880,168

Comprehensive income attributable to Noah Holdings Limited shareholders	26,553,498	24,163,182	55,666,242

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(In U.S. dollars except for share data)

	Ordinary shares		Treasury stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Noah Holdings Limited shareholders’ equity	Noncontrolling interests	Total shareholder’s equity
	Shares	$	Shares	$	$	$	$	$	$	$
Balance at January 1, 2011	27,830,000	13,915	—	—	116,067,666	14,417,538	1,129,702	131,628,821	—	131,628,821
Net income	—	—	—	—	—	23,969,950	—	23,969,950	—	23,969,950
Share-based compensation			—	—	2,156,710	—	—	2,156,710	—	2,156,710
Vesting of restricted shares	65,625	33	—	—	366,155	—	—	366,188	—	366,188
Refund of issuance costs from the initial public offering	—	—	—	—	31,022	—	—	31,022	—	31,022
Issuance of ordinary shares upon exercise of options	66,961	33	—	—	283,451	—	—	283,484	—	283,484
Other Comprehensive income	—	—	—	—	—	—	2,583,548	2,583,548	—	2,583,548

Balance at December 31, 2011	27,962,586	13,981	—	—	118,905,004	38,387,488	3,713,250	161,019,723	—	161,019,723
Net income						22,826,454		22,826,454	82,712	22,909,166
Cash dividend paid (Note 12)	—	—	—	—	—	(7,856,908)	—	(7,856,908)	—	(7,856,908)
Share-based compensation	—	—	—	—	3,998,548	—	—	3,998,548	—	3,998,548
Vesting of restricted shares	241,248	121	—	—	87,066	—	—	87,187	—	87,187
Issuance of ordinary shares upon exercise of options	75,694	38	—	—	320,344	—	—	320,382	—	320,382
Repurchase of ordinary shares (Note 9)	—	—	(845,139)	(8,520,763)	—	—	—	(8,520,763)	—	(8,520,763)
Other comprehensive income	—	—	—	—	—	—	1,336,728	1,336,728	33,659	1,370,387
Noncontrolling interest capital injection	—	—	—	—	—	—	—	—	2,178,103	2,178,103

Balance at December 31, 2012	28,279,528	14,140	(845,139)	(8,520,763)	123,310,962	53,357,034	5,049,978	173,211,351	2,294,474	175,505,825
Net income	—	—	—	—	—	51,435,171	—	51,435,171	1,602,867	53,038,038
Cash dividend paid (Note 12)	—	—	—	—	—	(7,673,585)	—	(7,673,585)	—	(7,673,585)
Share-based compensation	—	—	—	—	5,245,947	—	—	5,245,947	—	5,245,947
Vesting of restricted shares	283,340	141	—	—	(141)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	153,014	77	—	—	1,130,324	—	—	1,130,401	—	1,130,401
Repurchase of ordinary shares (Note 9)	—	—	(222,677)	(3,155,192)	—	—	—	(3,155,192)	—	(3,155,192)
Other comprehensive income	—	—	—	—	—	—	4,231,071	4,231,071	277,301	4,508,372
Noncontrolling interest capital injection	—	—	—	—	—	—	—	—	6,595,147	6,595,147

Balance at December 31, 2013	28,715,882	14,358	(1,067,816)	(11,675,955)	129,687,092	97,118,620	9,281,049	224,425,164	10,769,789	235,194,953

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Cash flows from operating activities:
Net income	23,969,950	22,909,166	53,038,038
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	—	63,441	125,411
Depreciation and amortization	1,001,862	1,814,528	2,469,922
Share-based compensation	2,156,710	3,998,548	5,245,947
Loss (income) from equity in affiliates	21,347	(617,361)	(1,191,833)
Provision for loan losses	—	—	155,194
Income from amortization of discount on held-to-maturity investments	—	—	(261,468)
Changes in operating assets and liabilities:
Accounts receivable	(5,081,484)	(3,758,665)	1,874,600
Amounts due from related parties	(667,489)	(2,740,357)	(4,306,913)
Other current assets	42,358	(1,090,320)	(1,524,067)
Other non-current assets	(213,094)	(125,906)	(244,331)
Accrued payroll and welfare expenses	4,627,239	2,366,772	17,231,484
Income taxes payable	(4,631,970)	493,597	42,996
Deferred revenues	—	4,338,920	10,210,708
Other current liabilities	652,625	2,706,750	7,690,762
Other non-current liabilities	896,987	227,196	1,483,015
Uncertain tax position liabilities	168,926	(156,289)	168,926
Deferred tax assets and liabilities	(1,657,344)	(476,354)	1,761,367

Net cash provided by operating activities	21,286,623	29,953,666	93,969,758

Cash flows from investing activities:
Purchases of property and equipment	(3,583,215)	(1,888,748)	(6,769,123)
Internally developed intangible assets	(119,266)	(78,097)	(74,208)
Increase in short-term loan investment	—	(561,789)	—
Collection of short-term loan investment	—	—	563,534
Proceeds from sale of held-to-maturity securities	4,847,604	49,613,971	52,199,481
Purchase of held-to-maturity securities	(20,409,140)	(75,565,435)	(18,320,531)
Purchases of trading securities investments	—	—	(40,547,818)
Proceeds on trading securities investments	—	—	29,206,721
Proceeds from sale of available for sale investments	—	—	4,949,984
Purchases of available for sale investment	—	—	(4,949,984)
Purchase of long-term investment	—	(3,106,692)	(10,480,285)
Loans originated	—	—	(45,947,107)
Principal collection of loans originated	—	—	30,427,673
Increase in restricted cash	—	—	(81,467)
Increase in investment in affiliates	(1,554,229)	(3,198,240)	(8,483,375)
Capital return from investment in affiliates	—	219,880	1,164,635

Net cash used in investing activities	(20,818,246)	(34,565,150)	(17,141,870)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Cash flows from financing activities:
Refunds from the initial public offering	31,022	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options and vesting of restricted shares	649,672	407,569	1,130,401
Contribution from noncontrolling interests of subsidiaries	—	2,178,103	6,595,147
Dividend distribution	—	(7,856,908)	(7,673,585)
Payment for repurchase of ordinary shares	—	(8,520,763)	(3,155,192)

Net cash provided by (used in) financing activities	680,694	(13,791,999)	(3,103,229)

Effect of exchange rate changes	2,440,571	1,105,299	2,827,504

Net increases (decreased) in cash and cash equivalents	3,589,642	(17,298,184)	76,552,163
Cash and cash equivalents—beginning of the year	133,269,694	136,859,336	119,561,152

Cash and cash equivalents—end of the year	136,859,336	119,561,152	196,113,315

Supplemental disclosure of cash flow information:
Cash paid for income taxes	13,290,599	9,238,287	16,214,077
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	352,689	216,251	645,039

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2011, 2012 and 2013

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated variable interest entity, founded in the PRC in August 2005.

The Company’s significant subsidiaries as of December 31, 2013 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Co., Ltd.*	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited**	January 3, 2011	Hong Kong	100%
Kunshan Noah Xingguan Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2012	PRC	100%
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%

*	In August 2012, Shanghai Noah Yuanzheng Investment Consulting Co., Ltd. was renamed as Shanghai Noah Financial Service Co., Ltd., after it obtained the regulatory approval to authorize its business scope to include providing investment advisory wealth management and related financial services.
**	In September 2013, Noah Private Wealth Management (Hong Kong) Limited was renamed as Noah Insurance (Hong Kong) Limited. It intends to apply for insurance brokerage license in Hong Kong.

Noah Investment’s significant subsidiaries as of December 31, 2013 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	September 29, 2007	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	September 24, 2008	PRC	100%
Tianjin Gopher Asset Management Co., Ltd.*	March 18, 2011	PRC	100%
Gopher Asset Management Co., Ltd.*	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Zhejiang Vanke Noah Assets Management Co., Ltd.	March 22, 2013	PRC	51%
Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	September 19, 2012	PRC	80%

*	In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gopher Asset Management Co., Ltd (“Tianjin Gopher”) and Gopher Asset Management Co., Ltd (“Gopher Asset”) which was established in February 2012 from Shanghai Noah Financial Services Co., Ltd. at cost. The transaction was recorded as reorganization between entities under common control with no impact on the consolidated financial statements.

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

As foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, the Company’s PRC subsidiary, Shanghai Noah Rongyao Investment Consulting Co., Ltd. (“Noah Rongyao”), and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them are permitted to engage in the insurance brokerage business in China. Therefore, the Company decided to conduct the insurance brokerage business in China through Noah Investment and its subsidiaries which are PRC domestic companies beneficially owned by the Founders.

In addition, the Group engaged in mutual fund distribution business and distribution of asset management plans sponsored by mutual fund management companies as part of our business. Under PRC laws and regulations, distribution of mutual funds or asset management plans sponsored by mutual fund management companies requires a mutual fund distribution license. There may be uncertainties regarding the interpretation and application of regulations and other governmental policies regarding the issuance of a mutual fund distribution license. In addition, the approval authorities have broad discretion and may also provide the different requirements regarding the application of mutual fund distribution license according to different situations, such as the applicants are foreign-invested enterprises or their subsidiaries. As a result, the PRC subsidiaries may find it difficult to meet all such requirements or may have to incur significant costs and efforts to meet such requirements. Therefore, the Company conducts such business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao and the Company’s PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Upright, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Rongyao, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include: (i) a Power of Attorney Agreement under which each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of the Company, (ii) an Exclusive Option Agreement under which the shareholders granted Noah Investment or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law, (iii) an Exclusive Support Service Agreement under which Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging the financial support necessary to conduct Noah Investment’s operational activities, (iv) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the agreement, and (v) a Free-Interest Loan Agreement under which each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao for their respective investment in the equity interests in Noah Investment. The total amount of interest-free loans extended to the Founders is RMB27 million (approximately $3.6 million) which has been injected into Noah Investment. The Founders of Noah Investment effectively acted as a conduit to fund the required capital contributions from the Company into Noah Rongyao, are non-substantive shareholders and received no consideration for entering into such transactions. Under the above agreements, the shareholders of Noah Investment irrevocably granted Noah Rongyao the power to exercise all voting rights to which they were entitled. In December 2013, these loans were further restructured and each shareholder of Noah Investment re-entered into a new no-interest loan agreement with Noah Rongyao. The principal amounts of such no-interest loans to these shareholders were the same as that of the initial loans. The loan agreements will expire in December 2023. In addition, Noah Rongyao has the option to acquire all of the equity interests in Noah Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Noah Rongyao is entitled to receive service fees for certain services to be provided to Noah Investment.

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

The Company believes that these contractual arrangements are in compliance with PRC laws and regulations and are legally enforceable. The addition of mutual fund business under Noah Investment and the transfer of Tianjin Gopher and Gopher Asset from Noah Rongyao to Noah Investment in 2012 do not impact the legal effectiveness of these contractual arrangements and do not impact the conclusion that the Company is the primary beneficiary of Noah Investment and its subsidiaries.

However, the aforementioned contractual arrangements with Noah Investment and its shareholders are subject to risks and uncertainties, including:

•

Noah Investment and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•

Noah Investment and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

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

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

It may be difficult to finance Noah Investment by means of loans or capital contributions. Loans from our offshore parent company to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain.

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements:

	As of December 31,
	2012	2013
	$	$
Cash and cash equivalents	13,121,222	45,443,856
Restricted cash	80,256	165,188
Short-term investments	15,150,847	13,872,921
Accounts receivable, net of allowance for doubtful accounts	187,783	1,784,726
Amounts due from related parties	—	3,532,343
Deferred tax assets	478,015	604,377
Other current assets	2,005,541	1,195,057
Long-term investments	—	6,302,362
Investment in affiliates	6,055,204	18,893,396
Property and equipment, net	1,090,055	1,109,738
Other non-current assets	150,946	299,378

Total assets	38,319,869	93,203,342

Accrued payroll and welfare expenses	793,300	3,078,297
Income tax payable	521,197	2,167,268
Amounts due to the Group’s subsidiaries	18,475,369	34,660,524
Deferred revenue	694,630	8,377,979
Other current liabilities	557,860	961,140
Non-current uncertain tax position liabilities	1,015,003	1,044,580
Other long-term liabilities	28,197	—

Total liabilities	22,085,556	50,289,788

	As of December 31,
	2011	2012*	2013
	$	$	$
Net revenues	2,417,148	7,233,911	34,667,091
Operating cost and expenses	(4,011,731)	(6,409,491)	(13,836,442)
Other income	159,745	200,319	2,503,612
Net income (loss)	(1,038,704)	1,168,218	19,250,180
Net income (loss) attributable to Noah Holding Limited shareholders	(1,038,704)	1,086,355	17,644,412
Cash flows provided by (used in) operating activities **	(14,752,747)	29,624,846	40,988,172
Cash flows (used in) provided by investing activities	1,672,073	(21,368,983)	(15,809,672)
Cash flows provided by financing activities	—	2,178,103	6,265,618

*	Tianjin Gopher’s result of operations and cash flows are included in the presentation starting from March 2012.
**	Cash flows provided by financing activities in 2012 and 2013 include amounts due to the Group’s subsidiaries of $18,475,369 and $34,660,524.

The VIEs contributed an aggregate of 3.3%, 8.3% and 21.2% of the consolidated net revenues for the year ended December 31, 2011, 2012 and 2013, respectively and an aggregate of -4.3%, 5.1% and 36.3% of the consolidated net income for the year ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the VIEs accounted for an aggregate of 18.7% and 30.7%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 12 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the liability for uncertain tax positions, valuation allowance for deferred tax assets, allowance for accounts receivable, allowance for loan losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, including estimation of related forfeiture rates and assumption related to valuation of investments.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable and investments. All of the Group’s cash and cash equivalents and a majority of investments are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Substantially all revenues were generated within China.

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2011, 2012 and 2013.

Credit of small loan business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

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

In 2010, Tianjin Gopher invested in four funds of private equity funds newly established in 2010; in 2011, Tianjin Gopher invested in six funds of private equity funds newly established in 2011; in 2012, Tianjin Gopher invested in one fund of private equity funds newly established in 2012. Tianjin Gopher held 0.6% to 4.8% equity interests in these funds as a general partner.

In 2012, Gopher Asset and its subsidiaries invested in one fund of private equity funds, two funds of real estate funds and thirty-six real estate funds newly established in 2012; in 2013, Gopher Asset and its subsidiaries invested in three funds of private funds and seventy-five real estate funds newly established in 2013. Gopher Asset held no more than 2.3% equity interests in these funds of real estate funds and real estate funds and no more than 5.0% equity interest in these funds of private equity funds as a general partner.

In May 2011, Tianjin Gopher injected RMB 4.0 million (approximately $0.6 million) into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In November 2012, Gopher Asset injected RMB 3.8 million (approximately $0.6 million) into Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd (“Kunshan Vantone”), a newly established joint venture, for 15% of the equity interest. Kunshan Vantone principally engages in private equity fund management businesses. The Group considers it has significant influences over Kunshan Vantone due to its voting rights in its board of directors.

In February 2013, Gopher Asset injected RMB 21.0 million (approximately $3.5 million) into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business.

In July 2013, Gopher Asset injected RMB 0.8 million (approximately $0.1 million) into Wuhu Bona Film Investment Management Co., Ltd. (“Wuhu Bona”), a newly established joint venture, for 15% of the equity interest. Wuhu Bona principally engages in film private equity fund management businesses. The Group considers it has significant influences over Wuhu Bona due to its voting rights in its board of directors.

The Group accounts for these investments using the equity method of accounting due to the fact that the Company has significant influence on these investees. The Group recorded investments in affiliates of $6,055,343 and $14,742,364 as of December 31, 2012 and 2013, respectively and a loss from equity in affiliates of $21,347 for the year ended December 31, 2011 and income from equity in affiliates of $617,361 and $1,191,833 for the years ended December 31, 2012 and 2013, respectively.

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

(g) Fair Value of Financial Instruments

There were no assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2011, 2012 and 2013. The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

The Group believes the fair value of its financial instruments; principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, short-term investments, loans receivable and other current liabilities approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

The Group’s long-term investments consist of investment in private equity funds and long-term fixed income products. The carrying value and fair value of the long-term investments as of December 31, 2012 and 2013 respectively are as follows:

	As of December 31,
	2012		2013
	Carrying Value	Fair Value	Carrying Value	Fair Value
Investment in private equity funds	$3,106,692	3,096,898	$3,197,218	3,061,319
Investment in fixed income products	—	—	10,480,964	10,774,099

For the long-term investment in private equity funds the fair value was determined based on the Group’s equity holding percentage multiplied by the fair value of the underlying funds available from the financial information of the funds. The fair value of the underlying investments in these funds was estimated via a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by investees, degree of liquidity in the current credit markets and discount rate, and is thus classified as a Level 3 fair value measurement. The fair value of long-term fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is class classified as a Level 2 fair value measurement.

(h) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(i) Restricted Cash

The Group’s restricted cash primarily represents cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in China. Such cash cannot be withdrawn without the written approval of the China Insurance Regulatory Commission.

(j) Investments

The Group invests in debt securities and equity securities and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity.

The Group’s investments in debt securities include marketable bond fund securities, trust products, asset management plans and real estate funds those have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

The Group records investments in private equity funds under the cost method when they do not qualify for the equity method. Gains or losses are realized when such investments are sold.

The Group reviews its investments except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

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

(k) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was $2,294,474 and $10,769,789, respectively as of December 31, 2012 and 2013 and the net income attributable to non-controlling interest was nil, $82,712 and $1,602,867, respectively for years ended December 31, 2011, 2012 and 2013.

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

Multiple Element Arrangements

The Group enters into multiple element arrangements when a product provider or underlying corporate borrower engages it to provide both wealth management marketing and recurring services. The Group also provides both wealth management marketing and recurring services to funds of private equity funds and real estate funds that it serves as general partner.

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

Other Service Fees

The Group also derived revenues from mutual fund distribution, small short-term loan and other business, which were recorded as other service fees and represented nil, 1.1% and 3.5% of the Group’s total net revenue.

From November 2013, the Group started offering small short-term loan services. Revenue is recognized when there are probable economic benefits to the Group and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. The Group does not charge prepayment penalty from customers.

(n) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates ranging from 5.35% to 5.70% and are recorded as a reduction of revenues.

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

(r) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments for general corporate purposes. Such subsidies allow the Group full discretion in utilizing the funds and are generally provided as incentives for investing in certain local districts. Cash subsidies of $562,333, $4,295,029 and $5,323,670 are included in other operating income for the years ended December 31, 2011, 2012 and 2013, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Diluted net income per share is computed by giving effect to all potential dilutive shares, including non-vested restricted shares and options.

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

(w) Loans receivable, net

Loans receivable represent loan amount due from clients. Loans receivable are initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected.

(x) Allowance for loan losses

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual problem loans and actual loss, delinquency, and/or risk rating experience within the portfolio. The Company evaluates its allowance for loan losses on a quarterly basis or more often as deemed necessary.

In addition, the Company also calculates the provision amount in accordance with PRC regulation “The Guidance for Loan Losses” issued by People’s Bank of China (“PBOC”) and is applied to all financial institutes as below:

i)	General Reserve – is based on total loan receivable balance and to be used to cover unidentified probable loan loss. The General Reserve is required to be no less than 1% of total loan receivable balance.

ii)	Specific Reserve – is based on the level of loss of each loan after categorizing the loan according to their risk. According to the so-called “Five-Tier Principle” set forth in the Provision Guidance, the loans are categorized as “pass”, “special-mention”, “substandard”, “doubtful” or “loss”. Normally, the provision rate is 2% for “special-mention”, 25% for “substandard”, 50% for “doubtful” and 100% for “loss”.

iii)	Special Reserve – is fund set aside covering losses due to risks related to a particular country, region, industry or type of loans. The reserve rate could be decided based on management estimate of loan collectability.

Due to the short term nature of the loans receivable and based on the Company’s past loan loss experience, the Company only includes General Reserve in the loan loss reserve.

To the extent the mandatory loan loss reserve rate as required by PBOC differs from management’s estimates, the management elects to use the higher rate.

(y) Recently issued accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In June 2013, the FASB issued ASU 2013-08, which amends the criteria an entity would need to meet to qualify as an investment company under ASC 946. While the ASU is not expected to significantly change which entities qualify for the specialized investment-company accounting in ASC 946, it (1) introduces new disclosure requirements that apply to all investment companies and (2) amends the measurement criteria for certain interests in other investment companies. The ASU also amends the requirements in ASC 810 related to qualifying for the “investment-company deferral” in ASU 2010-10 as well as the requirements in ASC 820 related to qualifying for the “net asset value practical expedient” in ASU 2009-12. Entities that are regulated under the Investment Company Act of 1940 (the “1940 Act”) are within the scope of ASC 946 regardless of whether they meet the revised investment-company criteria. Entities that are not regulated under the 1940 Act must possess all three “fundamental characteristics” (as defined in the guidance) related to the entity’s activities and objectives to qualify as an investment company. In addition, the guidance notes five “typical” characteristics that an investment company would generally be expected to possess. An entity that does not display one or more of the “typical” characteristics is not necessarily precluded from qualifying as an investment company but will need to determine how its activities are consistent with those of such a company. The entity’s purpose and design should be considered as part of this evaluation. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. Earlier application is prohibited. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

(z) Newly adopted accounting pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The Group adopted this pronouncement on January 1, 2013 and there’s no material impact on the Group’s consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	2011	2012	2013
Net income attributable to ordinary shareholders—basic and diluted	$23,969,950	$22,826,454	$51,435,171

Weighted average number of ordinary shares outstanding—basic	27,894,953	27,751,335	27,480,150
Plus: share options	607,791	249,756	229,339
Plus: non-vested restricted shares	18,528	72,640	298,897

Weighted average number of ordinary shares outstanding—diluted	28,521,272	28,073,731	28,008,386

Basic net income per share	$0.86	$0.82	$1.87
Diluted net income per share	$0.84	$0.81	$1.84

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2011	2012	2013
Share options	626,319	121,784	20,000
Restricted shares	—	448,648	2,994

Total	626,319	570,432	22,994

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2012	2013
	$	$
Short-term investments
- Trading securities investments	—	11,341,097
- Held-to-maturity investments	49,035,610	16,846,309

Total short-term investments	49,035,610	28,187,406

Long-term investments
- Held-to-maturity investments	—	10,480,964
- Other long-term investments	3,106,692	3,197,218

Total long-term investments	3,106,692	13,678,182

Total investments	52,142,302	41,865,588

Held-to-maturity investments consist of investments in trust products, asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of $1,368,358, $3,044,856 and $2,510,647 for the years ended December 31, 2011, 2012 and 2013, respectively. Interest receivable on the products was $539,586 and $856,068 as of December 31, 2012 and 2013, respectively. Of the long-term held-to-maturity investments, $8,003,140 and $2,477,824 will mature in 2015 and 2016, respectively. Held-to-maturity investments include investments in debt securities of certain real estate funds managed by the Group of $11,917,947 and $7,100,203 as of December 31, 2012 and 2013, respectively.

Trading securities investments consist of investments in asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The Group recorded investment income on these investments of nil, nil and $1,413,810 for the year ended December 31, 2011, 2012 and 2013, respectively.

Other long-term investments consist of investments in 3 private equity funds as a limited partner with less than 3% equity interest. The Group accounted for these investments using the cost method of accounting due to the fact that the Group has no significant influence on the investees.

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2012	2013
	$	$
Leasehold improvements	1,987,265	6,284,893
Furniture, fixtures and equipment	2,953,863	4,217,114
Motor vehicles	741,551	1,053,463
Software	1,378,745	2,593,932

	7,061,424	14,149,402
Accumulated depreciation	(3,429,370)	(5,409,226)

	3,632,054	8,740,176
Construction in progress	755,899	672,137

	4,387,953	9,412,313

Depreciation expense was $1,001,862, $1,814,528 and $2,469,922 for the years ended December 31, 2011, 2012 and 2013, respectively.

6. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2012	2013
	$	$
Accrued professional fees	1,032,931	5,003,932
Accrued expenses	1,643,876	3,850,593
Other payables	1,058,728	2,391,233
Other tax payable	1,468,789	1,675,452
Accrued general marketing activities	765,897	1,380,706
Accrued client service fees	492,074	736,165
Conference fees payable	169,339	189,166

Total	6,631,634	15,227,247

Accrued professional service fees mainly consist of payables for consulting fees, audit fees and legal fees. Accrued expense and other payables mainly consist of payables for membership conference meetings.

7. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries have not generated any assessable income for the years ended December 31, 2011, 2012 and 2013.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2012	2013
	$	$
Current Tax	9,455,994	16,324,841
Deferred Tax	(476,345)	(61,549)

Total	8,979,649	16,263,292

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2012	2013
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.95%	0.29%
Effect of tax-free investment income	—	(1.35%)
Effect of uncertain tax positions	(0.48%)	0.25%
Effect of different tax rate of subsidiary operation in other jurisdiction	0.72%	(0.60%)
Effect of reversal of deferred tax asset allowance	—	(0.78%)
Effect of nondeductible accumulative losses	1.68%	—
Effect of others	0.85%	1.07%

	28.72%	23.88%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2012	2013
	$	$
Deferred tax assets:
Accrued expenses	3,104,439	1,534,183
Tax loss carry forward	1,054,789	619,395
Unrealized other income	414,217	454,370
Others	17,569	544

Gross deferred tax assets	4,591,014	2,608,492
Valuation allowance	(527,040)	—

Net deferred tax assets	4,063,974	2,608,492

Analysis as:
Current	2,958,158	1,113,723
Non-current	1,105,816	1,494,769

Deferred tax liabilities:
Unrealized investment income	120,266	329,660

Total deferred tax liabilities	120,266	329,660

Analysis as:
Current	120,266	329,660
Non-current	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. During the year ended December 31, 2013, the Group reversed $527,040 deferred tax asset allowance related to the net operating loss of Noah Upright for it started to gain profit in current year and net operating loss carried from prior years has been fully utilized in 2013. As of December 31, 2013, operating loss carry forward amounted to $1.6 million for the PRC and Hong Kong income tax purposes. The loss carrying forward will begin to expire in 2017. No valuation allowance was recorded for the year ended December 31, 2013 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized.

In accordance with the New EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group has both the intent and ability to permanently reinvest undistributed profits of approximately $118.7 million earned from its China subsidiaries. Therefore, no withholding income taxes for undistributed profits on such undistributed profits have been accrued as of December 31, 2013. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings were approximately $8.5 million.

The Group recorded an increase of nil for uncertain tax positions during the years ended December 31, 2011, 2012 and 2013. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The Group accrued interest of $168,926, $ 169,389 and $168,926 related to the uncertain tax positions in 2011, 2012 and 2013, respectively. Accrued interest was $436,894 and $605,820 as of December 31, 2012 and 2013, respectively.

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

The movement of the Group’s uncertain tax positions is summarized as follows:

$
Unrecognized tax benefit—December 31, 2010	1,364,122
Gross increases—accrued interest in current period	168,926
Settlements	—
Exchange rate translation	61,549

Unrecognized tax benefit—December 31, 2011	1,594,597
Gross increases—accrued interest in current period	169,389
Settlements	—
Reverse due to lapse of statue of limitation	(322,378)
Exchange rate translation	10,289

Unrecognized tax benefit—December 31, 2012	1,451,897
Gross increases—accrued interest in current period	168,926
Settlements	—
Reverse due to lapse of statute of limitations	—
Exchange rate translation	29,576

Unrecognized tax benefit—December 31, 2013	1,650,399

8. Loans Receivable, Net

There was no loans receivable as of December 31, 2012. Loans receivable as of December 31, 2013 consist of the following:

$
Loans receivable:
-Within credit term	15,519,434
-Past due	—

Total loans receivable	15,519,434
Allowance for loan losses	(155,194)

Loans receivable, net	15,364,240

The loan interest rate ranging between 10.14%-14.60% for the year ended December 31, 2013. All loans are short-term loans and secured by collateral.

The following table presents the activity in the allowance for loan losses as of and for the year ended December 31, 2013.

Year Ended December 31, 2013
$
Beginning of the year	—
Provisions	155,194
Charge-off	—

End of the year	155,194

9. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. As of December 31, 2013, under the repurchase plan, the Company had repurchased an aggregate of 1,067,816 ordinary shares on the open market for total cash consideration of $11,675,955. The repurchased shares were presented as “treasury stock” in shareholders’ equity on the Group’s consolidated balance sheets.

10. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Share options	2,014,692	1,437,201	205,699
Non-vested restricted shares	142,018	2,561,347	5,040,248

Total share-based compensation	2,156,710	3,998,548	5,245,947

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

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was $12.09, nil and $39.64 per share, respectively. There were 66,961, 75,694 and 153,014 options exercised during the years ended December 31, 2011, 2012 and 2013, respectively.

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

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2011	2012	2013
Average risk-free rate of return	2.52%	2.00%	1.55%
Weighted average expected option life	6 years	5.3 years	5.6 years
Estimated volatility	49.7%	53.7%	80.5%
Average dividend yield	Nil	Nil	1.9%

The following table summarizes option activity during 2013:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding as of January 1, 2013	402,079	9.44	7.0 years	2,226,146
Granted	20,000	39.64
Exercised	(153,014)	6.81
Forfeited	(2,150)	7.39

Outstanding as of December 31, 2013	266,915	13.23	6.3 years	7,356,916

Vested and expected to vest as of December 31, 2013	266,915	13.23	6.3 years	7,356,916

Exercisable as of December 31, 2013	266,915	13.23	6.3 years	7,356,916

As of December 31, 2013, there was $401,625 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.95 years.

Non-vested Restricted Shares:

Restricted Shares modification

On March 11, 2010, the Group granted 150,000 restricted shares to one executive officer to replace options previously granted under the 2008 Plan. The purchase price of the restricted shares of $5.58 per share is payable at the time of vesting, which was also the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. As a result, the Group is accounting for the restricted shares as options. The modification did not result in any incremental compensation expense. In May 2012, the Company modified the purchase price of the unvested restricted shares as of May 21, 2012 from $5.58 per share to zero, but other conditions remaining unchanged. The Company compared the fair value of the modified restricted shares against the original awards as of the modification date and concluded that there is $0.2 million incremental compensation cost to be recognized in the next 2 years.

A summary of non-vested restricted share activity during the year ended December 31, 2013 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		$
Non-vested as of January 1, 2013	467,887	8.82
Granted	456,134	13.26
Vested	(283,340)	9.54
Forfeited	(85,399)	10.19

Non-vested as of December 31, 2013	555,282	11.90

The total fair value of non-vested restricted shares vested in 2011, 2012 and 2013 was $259,219, $2,144,851 and $2,702,791, respectively. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2013, there was $6,904,388 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.28 years.

11. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were $874,291, $2,277,079 and $2,958,400 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

12. Distribution of Profits

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $3,573,002 and $5,862,100 as of December 31, 2012 and 2013, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of $59,715,031 and $ 86,907,832 as of December 31, 2012 and 2013, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $63,288,033 and $92,769,932 as of December 31, 2012 and 2013, respectively. The restricted assets of the Company’s VIEs amounted to $17,620,580 and $19,806,750 as of December 31, 2012 and 2013, respectively.

No dividends were declared in 2011. On February 28, 2012, the Company declared the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend of $7.9 million was paid on or about April 15, 2012 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 30, 2012. On February 25, 2013, the Company declared the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend of $7.7 million was paid on or about April 9, 2013 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 20, 2013.

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

Service Lines

Details of revenue by type of service are as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
One-time commissions	49,624,166	46,193,749	74,462,516
Recurring service fees	22,539,160	39,584,531	83,589,675
Other service fees	—	917,226	5,719,642

Net revenues	72,163,326	86,695,506	163,771,833

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Croup
Tianjin Gopher Xin Equity Investment Partnership (Limited Partnership) and 9 other investee funds	Investees of Tianjin Gopher Asset Management Co., Ltd., a subsidiary of the VIE of the Company
Chongqing Gopher Longmao Investment Center (Limited Partnership) and 3 other investee funds	Investees of Chongqing Gopher Longxin Equity Investment Management Co., Ltd, a subsidiary of the VIE of the Company
Wuhu Gopher Lanrui Investment Center (Limited Partnership) and 9 other investee funds	Investees of Shanghai Gopher Languang Investment Management Co., Ltd, a subsidiary of the VIE of the Company
Shanghai Gopher Hongyang Investment Center (Limited Partnership) and 20 other investee funds	Investees of Gopher Asset Management Co., Ltd., a subsidiary of the VIE of the Company
Wuhu Gopher Zhengqian Investment Center (Limited Partnership) and 9 other investee funds	Investees of Wuhu Gopher Asset Management Co., Ltd, a a subsidiary of the VIE of the Company
Gopher Fund I	Fund managed by Gopher Capital GP Ltd., a subsidiary
Kunshan Jingzhaojiuguang Investment Center (Limited Partnership) and 6 other investee funds	Investees of Kunshan Jingzhao Equity Investment Management Limited, an affiliate of the Company
Kunshan Jingzhao Equity Investment Management Limited	Investee of Tianjin Gopher Asset Management Co., Ltd, a subsidiary of the VIE of the Company
Kunshan Vantone Zhengyuan Private Equity Fund Management Limited	Investee of Gopher Asset Management Co., Ltd, a subsidiary of the VIE of the Company
Gopher investment Fund SPC	Fund managed by Gopher Capital GP Ltd., a subsidiary
Wanjia Win-Win Investment Management Limited	Investee of Gopher Gopher Asset Management Co., Ltd.
Wuhu Bona Film Investment Management Limited	Investee of Gopher Gopher Asset Management Co., Ltd.
Hangzhou Wanlu Equity Investment Partnership (Limited Partnership) and 2 other investee funds	Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company

During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

	Years Ended December 31
	2011	2012	2013
	$	$	$
One-time commissions
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	—	1,226,227	6,088,130
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	—	5,077,871
Wanjia Win-Win Investment Management Limited	—	—	4,907,999
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd.	—	819,199	4,050,541
Investee funds of Gopher Asset Management Co., Ltd.	—	3,866,439	2,161,933
Wuhu Bona Film Investment Management Limited	—	—	1,037,354
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd .	—	748,914	807,242
Gopher investment Fund SPC	—	—	761,105
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	1,987,969	215,657	717,565
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	—	411,614	359,671
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	—	1,024,790	131,164
Sequoia Capital Investment Management (Tianjin) Co., Ltd	410,755	218,860	127,965
Financial products invested by the Group and affiliates	1,044,942	55,475	92,962
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	594,592	645,699	31,991
Gopher Fund I	—	159,257	20,004
One-time commission related to the financial products held by shareholders	—	—	21,906
Recurring services fee
Investee funds of Gopher Asset Management Co., Ltd.	—	2,504,815	11,827,050
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	—	191,757	10,484,505
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	5,947,099	6,407,642	8,385,120
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd.	—	459,439	4,885,604
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	1,550,151	3,622,393	3,876,955
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	—	3,151,268
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd .	—	268,632	2,893,066
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	522,800	2,111,583	2,742,184
Financial products invested by the Group and affiliates	665769	1,010,330	1,140,375
Wanjia Win-Win Investment Management Limited	—	—	654,842
Gopher investment Fund SPC	—	—	528,338
Wuhu Bona Film Investment Management Limited	—	—	331,157
Gopher Fund I	—	14,002	34,001

Total	12,724,077	25,982,724	77,329,868

As of December 31, 2012 and 2013, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2012	2013
	$	$
Wanjia Win-Win Investment Management Limited	—	3,005,600
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	634,910	2,704,988
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	1,546,260	856,879
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	778,562
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd.	191,677	729,933
Gopher investment Fund SPC	—	506,374
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	297,190	109,055
Gopher GP I	189,451	232,351
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	22,472	—
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	1,030	1,082
Investee funds of Gopher Asset Management Co., Ltd.	1,609,533	—

Total	4,492,523	8,924,824

As of December 31, 2012 and 2013, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2012	2013
	$	$
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	2,130,255
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	—	1,950,347
Wanjia Win-Win Assets Management Co., Ltd.	—	1,774,667
Investee funds of Gopher Asset Management Co., Ltd.	610,017	1,100,107
Investee funds of Wuhu Gopher Investment Management Co., Ltd.	—	924,018
Gopher investment Fund SPC	—	576,937
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd.	—	292,272
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	—	236,586
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	—	201,902

Total	610,017	9,187,091

15. Commitments and Contingencies

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2013 were as follows:

Year Ended December 31	$
2014	4,082,489
2015	2,162,710
2016	1,559,440
2017 and after	6,736,096

Total	14,540,735

Rental expenses were $3,681,838, $5,175,287 and $7,054,682 during the years ended December 31, 2011, 2012 and 2013, respectively.

16. Subsequent Events

On February 28, 2014, the Company invested US$ 2,224,999 in PPDAI Group Inc., by subscribing and purchasing Series B Preferred Shares, representing 2.62% of the investee’s issued share capital. PPDAI Group Inc. is primarily engaged in the P2P internet lending business.

On March 20, 2014, Noah Financial Express (Wuhu) Microfinance Co., Ltd., one of the Company’s subsidiaries, obtained an RMB denominated credit facility of RMB 50 million from a PRC bank to facilitate its small short-term loan business.

Additional Financial Information of Parent Company – Financial Statements Schedule I

Under PRC regulations, foreign-invested companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries and VIEs are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund general reserve funds unless such reserve funds have reached 50% of its respective registered capital. These reserves are not distributable in the form of cash dividends to the Company. In addition, the share capital of the Company’s PRC subsidiaries and VIEs are considered restricted due to restrictions on the distribution of share capital.

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-040(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2013, was more than 25% of the Company’s consolidated net assets as of December 31, 2013.

a) Condensed balance sheets

(Expressed In U.S. dollars unless otherwise stated)

	As of December 31
	2012	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	50,987,910	42,689,231
Due from subsidiaries and VIEs	39,383,242	38,453,506
Deferred tax assets	52,879	64,755
Other current assets	418,211	730,102

Total current assets	90,842,242	81,937,594
Investment in subsidiaries and VIEs	80,456,741	144,678,555
Non-current deferred tax assets	361,338	389,615
Other non-current assets	2,217	—

Total assets	171,662,538	227,005,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other current liabilities	339,302	691,734

Total current liabilities	339,302	691,734
Uncertain tax position liabilities	436,894	605,820
Other non-current liabilities	1,186,104	1,283,046

Total liabilities	1,962,300	2,580,600

Shareholders’ equity
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 28,279,528 shares issued and 27,434,389 shares outstanding as of December 31, 2012 and 28,715,883 shares issued and 27,648,067 shares outstanding as of December 31, 2013	14,140	14,358
Treasury stock (845,139 and 1,067,816 ordinary shares as of December 31, 2012 and 2013, respectively)	(8,520,763)	(11,675,955)
Additional paid-in capital	119,799,849	129,687,092
Retained earnings	53,357,034	97,118,620
Accumulated other comprehensive income	5,049,978	9,281,049

Total shareholders’ equity	169,700,238	224,425,164

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	171,662,538	227,005,764

b) Condensed statement of operations

(Expressed In U.S. dollars unless otherwise stated)

	Years ended December 31,
	2011	2012	2013
	$	$	$
Operating cost and expenses
Cost of revenue	195,542	186,624	—
Selling expenses	973,734	126,238	24,281
General and administrative expenses	2,074,871	1,454,339	815,650

Total operating cost and expenses	3,244,147	1,767,201	839,931

Loss from operations	(3,244,147)	(1,767,201)	(839,931)

Other income (expenses):
Interest income	1,145,683	1,157,512	352,072
Other income	204,293	173,576	209,865
Foreign exchange (loss) gain	3,722,746	(55,037)	605,155
Investment income	—	—	107,019

Total other income	5,072,722	1,276,051	1,274,111
(Loss) gain before taxes and income from equity in affiliates	1,828,575	(491,150)	434,180

Income tax expenses	(231,752)	(222,265)	(232,692)
Equity in profit of subsidiaries and VIEs	22,373,127	23,539,869	51,233,683

Net income attributable to Noah shareholders	23,969,950	22,826,454	51,435,171

c) Condensed statement of comprehensive income

(Expressed In U.S. dollars unless otherwise stated)

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Net income	23,969,950	22,826,454	51,435,171

Other comprehensive income:
Change in cumulative foreign currency translation adjustment	2,583,548	1,336,728	4,231,071

Other comprehensive income	2,583,548	1,336,728	4,231,071

Comprehensive income attributable to Noah Holdings Ltd shareholders	26,553,498	24,163,182	55,666,242

d) Condensed statements of cash flows

(Expressed In U.S. dollars unless otherwise stated)

	Years ended December 31,
	2011	2012	2013
	$	$	$
Cash flows from operating activities:
Net income attributable to Noah shareholders	23,969,950	22,826,454	51,435,171
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,156,710	487,435	—
Gain on change in fair value of derivative liabilities	—	—	—
Gain from equity in subsidiaries and VIE	(22,373,127)	(23,539,869)	(51,233,683)
Changes in operating assets and liabilities:
Amount due from related party	(18,788)	405,905	929,736
Other current assets	1,039,117	(223,065)	(309,674)
Deferred tax assets	(467,096)	52,879	(40,153)
Uncertain tax position liabilities	168,926	169,389	168,926
Other current liabilities	(144,901)	(419,372)	352,432
Other non-current liabilities	401,905	(173,576)	96,942

Net cash provided by (used in) operating activities	4,732,696	(413,820)	1,399,697

Cash flows from investing activities:
Proceeds from sale of available for sale	—	—	4,949,984
Purchases of available for sale	—	—	(4,949,984)
Increase in amount due from subsidiaries and VIEs	(23,000,000)	(17,000,000)	—
Investment in subsidiaries and VIEs	(3,855,366)	—	—

Net cash used in investing activities	(26,855,366)	(17,000,000)	—

Cash flows from financing activities:
(Issuance costs of) refunds from the initial public offering	31,022	—	—
Dividends paid	—	(7,856,908)	(7,673,585)
Proceeds from issuance of ordinary shares upon exercise of stock options	649,673	407,569	1,130,401
Share repurchase	—	(8,520,763)	(3,155,192)

Net cash provided by (used in) financing activities	680,695	(15,970,102)	(9,698,376)

Net increase (decrease) in cash and cash equivalents	(21,441,975)	(33,383,922)	(8,298,679)
Cash and cash equivalents—beginning of year	105,813,807	84,371,832	50,987,910

Cash and cash equivalents—end of year	84,371,832	50,987,910	42,689,231

e) Notes to condensed financial statements

1.	The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIE is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

2.	As of December 31, 2013 and 2012, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.