Form 20-F
period 2014-12-31
Noah Holdings Ltd
filed 2015-04-24
CIK 1499543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

Ching Tao, Chief Financial Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 29,123,118 ordinary shares issued, with 28,055,302 ordinary shares outstanding and 1,067,816 shares in treasury stock, par value US$0.0005 per share, as of December 31, 2014.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active clients” for a given period refers to registered clients who obtain wealth management or asset management products or services distributed or provided by us during that given period. For clarification purposes only, “active clients” does not include white-collar professionals who obtain internet finance products or utilized internet finance services distributed or provided by us during that given period;

•	“ADSs” refers to our American depositary shares, two of which represent one ordinary share;

•	“asset management plan” refers to an investment arrangement under which a mutual fund management company or its subsidiary (unless otherwise indicated, collectively referred to as mutual fund management company) or securities company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of the entrusting parties by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Asset management plans can be traded through exchanges under the relevant PRC laws and regulations;

•	“assets under management” or “AUM” refers to the total market value of the assets we manage, for which we are entitled to receive fees, performance-based income or general partner capital;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“fixed income products” refers to products that are distributed or managed by us with prospective fixed rates of return, which return is not guaranteed under PRC laws;

•	“mutual fund” means a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within the territory of the PRC, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares;

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refers to our ordinary shares, par value US$0.0005 per share;

•	“OTC wealth management products” refer to products provided by third parties that we distribute and are not traded through exchanges. Such products may include fixed income products, private equity fund products, private securities investment fund products and insurance products. For purposes of clarification only, when we refer to our wealth management business, we mainly refer to our distribution-related business which may include the distribution of both wealth management products and asset management products. Mutual fund products and asset management plans are not considered OTC wealth management products;

•	“OTC asset management products” refer to products that are not traded through exchanges and are managed by us or for which we serve as the investment advisor, primarily consisting of various types of fund of funds and real estate funds. For purposes of clarification only, when we refer to our asset management business, we mainly refer to our business related to our proprietary fund management or investment advisory business;

•	“registered clients” refer to high net worth individuals and enterprises registered with us and wholesale clients that have entered into cooperation agreements with us. For clarification purposes only, “registered clients” does not include white-collar professionals who registered with us and utilized some of our internet finance services;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“trust plan” is a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at the average of the daily noon buying rates set forth in the H.10 Statistical release of the Federal Reserve Board in effect for the period reported.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management, asset management and internet finance industries in China and internationally;

•	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain quality employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in the wealth management, asset management and internet finance industries in China and internationally;

•	general economic and business conditions in China and internationally; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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

Our selected consolidated financial data presented below for the years ended December 31, 2012, 2013 and 2014 and our balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the years ended December 31, 2010 and 2011 and our balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements not included in this annual report.

During the past two years, we have gradually transitioned from a wealth management consulting services provider to an integrated financial group with capabilities in wealth management, asset management and internet finance. Prior to 2013, we derived our revenues primarily from our wealth management business. In 2013, our asset management business began contributing a significant portion of our revenues, and we derived our revenues primarily from our wealth management and asset management businesses. In the second quarter of 2014, we launched our internet finance platform as a part of our internet finance business, and since then, we have derived our revenues from our wealth management, asset management as well as internet finance businesses. In order to better reflect such transition, we have adjusted our internal organizational and corporate structures in the fourth quarter of 2014. In line with current business operations and corporate strategy, starting from the fourth quarter of 2014, we separately present breakdowns of our financial information into three business segments: wealth management, asset management and internet finance, in addition to the consolidated financial information for the group. Financial results for each segment in prior years are also presented accordingly, in order to provide clearer comparison against the 2014 numbers. See “Item 5. Operating and Financial Review and Prospects.”

As part of the new segmentation, compensation and benefits, which includes salaries and commissions paid to relationship managers, performance fee compensation and salaries and bonuses for other middle and back-office employees, are reclassified from each line item of operating cost and expenses to be presented as a separate line item. Comparable data of prior periods have also been adjusted accordingly. For more details, see “Item 5. Operating and Financial Review and Prospects” and Note 2—“Summary of Principal Accounting Policies” in the consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(US$, except share data)
Revenues
Third-party revenues:
One-time commissions(1)	—	—	39,486,943	57,972,609	68,698,354
Recurring service fees(1)	—	—	25,321,982	32,951,345	51,892,138
Other service fees(1)	—	—	971,923	5,065,113	8,864,477

Third-party revenues	30,996,179	63,636,367	65,780,848	95,989,067	129,454,969

Related party revenues:
One-time commissions(1)	—	—	9,392,131	20,841,594	29,322,581
Recurring service fees(1)	—	—	16,590,593	55,508,435	90,885,669
Other service fees(1)	—	—	—	979,839	12,585,342

Related-party revenues	9,068,669	12,724,077	25,982,724	77,329,868	132,793,592

Total Revenues	40,064,848	76,360,444	91,763,572	173,318,935	262,248,561

Less: business taxes and related surcharges	(2,201,289)	(4,197,118)	(5,068,066)	(9,547,102)	(14,380,469)

Net Revenues	37,863,559	72,163,326	86,695,506	163,771,833	247,868,092

Operating cost and expenses:
Compensation and benefits	(13,635,985)	(29,826,095)	(42,374,929)	(73,043,620)	(119,610,072)
Selling expenses	(5,317,005)	(9,734,460)	(13,449,421)	(16,660,044)	(23,896,620)
General and administrative expenses	(2,443,699)	(6,303,680)	(8,901,330)	(18,087,184)	(24,611,880)
Other operating income	(955,097)	(1,759,997)	(419,822)	(734,300)	(4,861,700)
Government subsidies	172,737	562,333	4,295,029	5,323,670	14,792,142

Total operating cost and expenses	(22,179,049)	(47,061,899)	(60,850,473)	(103,201,478)	(158,188,130)

Income from operations:	15,684,510	25,101,427	25,845,033	60,570,355	89,679,962

Other income (expenses)
Interest income	179,069	1,953,619	2,451,731	3,302,545	6,312,498
Investment income	281,076	1,368,358	3,044,856	3,924,457	3,821,469
Foreign exchange (loss) gain	(129,205)	3,218,876	(180,856)	308,717	115,824
Other (expense) income, net	(23,855)	128,425	110,690	3,423	(2,386,171)
Gain on change in fair value of derivative liabilities	354,000	—	—	—	—

Total other (expenses) income	661,085	6,669,278	5,426,421	7,539,142	7,863,620
Income before taxes and income from equity in affiliates	16,345,595	31,770,705	31,271,454	68,109,497	97,543,582
Income tax expense	(4,790,089)	(7,779,408)	(8,979,649)	(16,263,292)	(24,531,504)
(Loss) income from equity in affiliates	(25,137)	(21,347)	617,361	1,191,833	2,200,504

Net income	11,530,369	23,969,950	22,909,166	53,038,038	75,212,582
Less: net income attributable to non-controlling interests	—	—	82,712	1,602,867	2,806,078

Net income attributable to Noah Holdings Limited shareholders	11,530,369	23,969,950	22,826,454	51,435,171	72,406,504
Less: deemed dividend on Series A convertible redeemable preferred shares	108,348	—	—	—	—

Net income attributable to ordinary shareholders of Noah Holdings Limited	11,422,021	23,969,950	22,826,454	51,435,171	72,406,504

Net income per share
Basic	0.53	0.86	0.82	1.87	2.60
Diluted	0.46	0.84	0.81	1.84	2.57
Net income per ADS (2)
Basic	0.26	0.43	0.41	0.94	1.30
Diluted	0.23	0.42	0.41	0.92	1.28
Weighted average number of shares used in computation:
Basic	16,665,918	27,894,953	27,751,335	27,480,150	27,873,501
Diluted	19,030,112	28,521,272	28,073,731	28,008,386	28,227,823
Dividends declared per share	—	0.28	0.28	—	—

Note:

(1)	Such numbers are not available for the years 2010 and 2011 on a basis that is consistent with the consolidated financial information for the years ended December 31, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense.
(2)	Two ADSs represent one ordinary share.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(US$, except share data)
Consolidated Balance Sheet Data
Cash and cash equivalents	133,269,694	136,859,336	119,561,152	196,113,315	282,081,829
Total assets	148,685,846	180,942,359	205,369,468	303,254,657	431,100,062
Total current liabilities	14,731,626	16,795,655	26,324,718	62,813,010	111,651,738
Total liabilities	17,057,025	19,922,636	29,863,643	68,059,704	118,449,478
Total equity	131,628,821	161,019,723	175,505,825	235,194,953	312,650,584

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and changes in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for all forms of share-based compensation and of gain on change in fair value of derivative liabilities in the periods presented. Upon the completion of our initial public offering in November 2010, all Series A preferred shares were converted into ordinary shares, and therefore we do not expect to incur similar expenses related to derivative liabilities in the future. To make our financial results comparable period by period, we utilize the non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results

(unaudited)

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(US$, except share data)
Net income attributable to Noah shareholders	11,530,369	23,969,950	22,826,454	51,435,171	72,406,504
Adjustment for share-based compensation related to:
Share options	794,665	2,014,692	1,437,201	205,699	1,464,233
Restricted shares	1,425,502	142,018	2,561,347	5,040,248	3,834,496
Adjustment for gain on change in fair value of derivative liabilities	(354,000)	—	—	—	—

Adjusted net income attributable to Noah shareholders (non-GAAP) (1)	13,396,536	26,126,660	26,825,002	56,681,118	77,705,233

Note:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of growth in recent years. Our net revenues grew at a compound annual growth rate, or CAGR, of 60.0% from 2010 to 2014. We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at our historical rate of growth, especially since we recently expanded our business to include asset management and internet finance on top of our core wealth management business. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we may need to establish additional branch offices, in some cases in new cities and regions where we have no previous presence, and recruit, train, manage and motivate relationship managers and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

The laws and regulations governing wealth management and asset management industry in China are developing and subject to further changes.

To date, provision of wealth management and distribution of over-the-counter, or OTC, wealth management products or OTC asset management products by third-party providers have not been explicitly regulated in China. The PRC government has not adopted a unified regulatory framework governing the distribution of OTC wealth management products or OTC asset management products or the provision of wealth management services, although there are ad hoc laws and regulations related to several types of wealth management products or asset management products that we distribute or manage, such as private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products.

As for our asset management business, as a result of a governmental reorganization in June 2013, the China Securities Regulatory Commission, or CSRC, is now in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, private securities investment funds and other forms of private funds. In February 2014, Asset Management Association of China, or AMAC, firstly promulgated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) which specify the procedure for registration of fund managers and record-filing of private funds. In August 2014, CSRC promulgated new regulations on private funds, which officially set up a qualified investor regime and a registration regime for fund managers before conducting fund management business as well as set up a system for the filing of records after the completion of fund raising. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Funds.” There are no further formal implementation rules or guidance in practice yet, and we cannot assure you that these regulations will not materially impact our business operations. In addition, CSRC and industry self-regulatory organizations may adopt detailed regulations and implementing policies that govern private funds and private fund managers. For example, in March 2014, the spokesman of CSRC stated that private fund managers without registration with AMAC shall not conduct private fund management business. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.

As the wealth management and asset management industry in China is at an early stage of development, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the wealth management and asset management industry. To date, thirteen subsidiaries of our PRC variable interest entity, Shanghai Noah Investment Management Co., Ltd., or Noah Investment, have successfully completed the registration with AMAC, while other subsidiaries of Noah Investment engaged in fund management business are now in the process of registration with AMAC. As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by CSRC in the future.

We cannot assure you that we will be able to fully comply with all the relevant regulatory requirements, and any failure to do so could have a material adverse effect on our business.

If the relevant supervisory authorities enhance their regulation over asset management plans, our business could be materially and adversely affected.

Asset management plans sponsored by mutual fund management companies and securities companies are at an early stage of development and not heavily regulated by the relevant supervisory authorities in the PRC. Applicable laws and regulations may be adopted to address new issues that arise from time to time and impose more requirements or restrictions on the establishment, distribution or the investment scope of asset management plans. For example, in late 2012 and early 2013, the relevant PRC supervisory authorities adopted a series of rules and regulations which provided new ways for mutual fund management companies and securities companies to engage in the asset management business. In early 2014, CSRC and the Shanghai Branch of CSRC respectively promulgated new circulars, pursuant to which subsidiaries of mutual fund management companies are prohibited from serving as the channel- through asset management plans for multiple specific clients or engaging in fund pool business.

Substantial uncertainties exist regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future laws and regulations applicable to asset management plans in China. Since asset management plans are part of our asset management products and wealth management products, we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

Our internet finance business involves a relatively new business model and may not be successful.

Our recently launched internet finance business currently includes internet finance platform, small short-term loans, peer-to-peer lending platform and online payment and related services. Many elements of our internet finance business are relatively unproven, and the internet finance market in China is relatively new, rapidly developing and subject to significant challenges. Although we intend to devote significant resources to expanding our internet finance business and develop and offer more innovative products to our clients, we have limited experience with this business model and cannot assure you of its future success. If we fail to address the needs of internet finance customers, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for our internet finance products and services. In addition, our internet finance business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s internet financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. We have not yet proven the essential elements of profitable operations in our internet finance business, and you will bear the risk of complete loss of your investment if we are not successful.

The laws and regulations governing the internet finance industry in China are developing and evolving and subject to changes.

Due to the relatively short history of the internet finance industry in China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of internet finance-related businesses, such as laws and regulations governing online payment and value-added telecommunication services. For example, applicable laws and regulations in the PRC require a payment business license to operate online payment and related services. We are in the process of applying for such payment business license, and intend to engage in providing online payments and related services after we obtain such license; in the meantime, we are cooperating with qualified third-parties to provide such services. There is no guarantee that we will be able to obtain the requisite licenses for all elements of our internet finance business. In addition, according to applicable laws and regulations, we may be required to obtain an internet content provider license, or ICP license, for our internet finance services. We have made efforts to obtain all the applicable licenses and permits that we believe are necessary for the conducting of our internet finance business, including the ICP license, but we cannot guarantee you that we will be able to successfully obtain all such licenses in a timely manner, or at all.

We continually innovate our internet finance products on our internet finance platform, and related regulatory regime applicable to wealth management products and asset management products might be applicable to our internet finance products depending on the product structures. We cannot guarantee you that our internet finance products will comply with the related regulatory regime.

In addition, substantial uncertainties exist regarding the regulatory regime and the interpretation and implementation of current and future laws and regulations applicable to the internet finance services industry in China. As the internet finance business in China is new and rapidly evolving, new laws and regulations may be adopted from time to time and we may be required to obtain additional licenses and permits beyond those we currently hold or are applying for. If new PRC internet finance-related laws and regulations require us to comply with additional requirements in order to continue to conduct any aspect of our business operations, we may not be able to comply with such additional requirements in a timely fashion, or at all. In addition, although we have utilized different measures to reduce such risks, we cannot guarantee that our current practices comply with all the regulations that may be or have been promulgated, and we may be fined or penalized by regulators, required to comply with additional requirements or ordered to cease operations due to any non-compliance in the future. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

The current regulations under which we operate do not impose license or qualification requirements on non-financial institutions engaged in wealth management or the distribution of OTC wealth management /asset management products, such as our company, except that certain licenses and qualifications are required in order to engage in insurance brokerage or the sale of mutual funds and asset management plans managed by mutual fund management companies or securities companies. In late 2012 and early 2013, relevant PRC regulatory authorities adopted a series of rules and regulations which provide new ways for mutual fund management companies and securities companies to engage in asset management business. Those new rules and regulations also impose license or qualification requirements on the distribution of assets management plans. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Since 2014, we have been required to complete our registration with AMAC before conducting fund management business, which is a significant part of our asset management business. In addition, currently, no specific internet finance licenses or permits are necessary to the conducting of our internet finance platform business in China, except that certain licenses are required to operate value-added telecom services and online payment and related services, such as ICP license and payment business license. New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise and additional licenses and permits may be required as the relevant government authorities implement additional regulations for the industry. We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires, or obtain additional licenses requisite for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

The wealth management and asset management products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of wealth management and asset management products including fixed income products, private equity fund products, insurance products and mutual fund products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. For example, in June 2014, Wanjia Win-Win Assets Management Co. Ltd, or Wanjia Win-Win, a joint venture in which our consolidated affiliated entity, Gopher Asset Management Co., Ltd., or Gopher Asset, holds a 35% equity interest, established asset management plans and joined Shenzhen Jingtai Investment Fund I Limited Liability Partnership, or Jingtai Fund I, as limited partner representing asset management plans. A third party, Shenzhen Jingtai Fund Management Co., Ltd., or Jingtai Management, serves as the general partner of Jingtai Fund I. Our subsidiary, Noble Equity Investment Fund (Shanghai) Management Co. Ltd, or Noble, was the investment advisor for the asset management plans. Shortly after the establishment of the plans and investment of the funds thereof to Jintai Fund I, Wanjia Win-Win and Noble discovered that Jingtai Management had violated the terms and agreed investment strategy outlined in the Limited Partnership Agreement of Jingtai Fund I by using funds Wanjia Win-Win invested in Jingtai Fund I for other investment projects. Wanjia Win-Win and Noble immediately reported Jingtai Management’s potential fraudulent actions to the relevant local public security bureau and the local branch of the CSRC. Although we do not currently expect this incident to have any material adverse effect on our business operations or financial results, incidents like this could adversely affect our reputation and subject us to administrative or legal proceedings which, even if unmerited, could be distracting to our management and may affect our reputation and may expose us to potential risks and losses. See “—Our business is subject to risks related to lawsuits and other claims brought by our clients.” For the year ended December 31, 2014, the aggregate value of wealth management products we distributed was US$10.3 billion (approximately RMB63.4 billion), a 42.5% increase from the year ended December 31, 2013, and total assets under management of our asset management business were US$8.1 billion (approximately RMB49.7 billion), a 62% increase from the end of 2013.

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. Not only must we be involved in the design and development of products and services, we must also accurately describe the products and services to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our clients in all market environments or against all types of risks. For example, some investors may not be fully aware that income generated from investing in trust plans is subject to individual income tax. In April 2011, relevant PRC tax authorities announced that they would strengthen the collection of income taxes on income generated from investing in trust plans, which may discourage these investors from investing in trust plans and therefore affect our business.

Poor performance of the funds we manage and products and services we distribute, manage or offer could also make it more difficult for us to raise new capital. If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management, asset management and internet finance products that we distribute, manage or offer, our reputation, client relationships, business and prospects will be materially and adversely affected. Also see “—If we breach our fiduciary duty as the general partner of the funds or the funds we manage perform poorly, our results of operations will be adversely impacted” and “—Our business is subject to risks related to lawsuits and other claims brought by our clients.”

If we breach our fiduciary duty as the general partner or fund managers of the funds, or the funds we manage perform poorly, our results of operations will be adversely impacted.

We gradually developed our asset management business over the years. Before May 2010, we focused on distributing third-party wealth management products. In May 2010, we started our own asset management business by forming a private equity fund of funds under our management. In the second half of 2012, we began managing and distributing real estate funds and real estate funds of funds. In 2013, we began managing and distributing secondary market equity funds of funds and other fixed income funds of funds, including funds of funds denominated in U.S. dollars, of which we serve as the general partner through one of our subsidiaries in Hong Kong. In 2014, we developed our own fund management business by launching and managing contract-based private funds, which are new forms of funds and fund of funds. Such asset management business is subject to detailed regulations and implementing policies issued by CSRC.

Our asset management business has experienced rapid growth and is expected to continue to grow in the future. We raised and managed two private equity funds of funds, thirty-eight real estate funds and real estate funds of funds in 2012. We raised and managed three private equity funds of funds, seventy-five real estate funds and real estate funds of funds, two secondary market equity funds of funds and eight other fixed income funds of funds in 2013. In 2014, we raised and managed sixteen private equity funds of funds, fourteen real estate funds and real estate funds of funds, fifteen secondary market equity funds of funds and twelve other fixed income funds of funds. We intend to further develop our fund management business by offering a broader variety of funds, including funds of secondary market equity funds and funds of fixed income funds from all over the world.

Our asset management business involves inherent risks. Because we serve as the general partner or manager for the funds, we are required to manage the funds for the limited partners or the investors. If we are deemed to breach our fiduciary duty, for example by failing to establish and/or implement appropriate controls for the handling and processing of our clients’ cash investments, we may be exposed to risks and losses. We also could experience losses on our principal for funds invested by us and an entity of which we are the general partner as the general partner shall bear unlimited joint and several liability for the debts of any fund managed by it out of all its assets. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, it is unclear whether our assets will be subject to third-party claims arising out of losses or liabilities incurred by contract-based private funds we manage and we cannot assure you that our assets will not be exposed to such claims. We cannot assure you that our efforts to further develop the asset management business will be successful. If our asset management business fails, our future growth will be materially and adversely affected.

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

In 2014, the CBRC issued related new rules, which prohibit a trust company from directly or indirectly promoting trust plans by way of advice, consultation and brokerage through non-financial institutions. Although we are not a trust company regulated under these new rules, it is unclear how CBRC will implement and enforce these rules and our business operations may be adversely or materially affected by the implementation and enforcement of such rules. If CBRC interprets the relevant rules differently and as a result the provisions of consulting services or similar services with respect to trust products are deemed as direct or indirect promotion of trust plans, the CBRC or other government authorities in China may prohibit trust companies from engaging companies like us for such services. In such circumstances, we may have to change our business model with respect to trust products or cease to provide services relating to trust products, and as a result, our business, results of operations and prospects would be adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of individuals or enterprises that are current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, misconduct or allegations of misconduct by the managers of third-party funds that we distribute, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management, asset management or internet finance services may not be the same as or better than that of other advisory firms or product distributors or internet finance service providers can also damage our reputation. For example, if the performance of our fund of funds products or real estate fund products falls below expectations, they may be linked to negative perceptions that may damage our reputation and brand recognition. Moreover, any misconduct or allegations of misconduct by managers of third-party funds that we distribute could result in negative media publicity that could affect our reputation and erode the confidence of our clients. Furthermore, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Misconduct of our relationship managers or other employees, including potential misuse of client funds, could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our relationship managers or other employees could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management, asset management or internet finance products or services to clients;

•	improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

•	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

•	accessing and misusing client funds, especially those maintained in segregated accounts for our newly launched contract-based private funds; or

•	otherwise not complying with laws and regulations or our internal policies or procedures.

In addition, in 2014, we developed our own fund management business by launching and managing contract-based private funds, which are new forms of funds and fund of funds. We have set up segregated accounts to hold client funds in relation to this business, and the funds held in such accounts are strictly segregated from the rest of our cash holdings.

Although we have established an internal compliance system to supervise service quality and regulatory compliance, we cannot always deter misconduct of our relationship managers or other employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Any of the abovementioned misconduct could impair our ability to attract, serve and retain clients and may lead to significant legal liability, reputational harm, and material adverse effects on our business, results of operations or financial conditions.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products, asset management or internet finance products and services that we distribute which turned out to be unsuitable for any reason, such as misconduct by the managers of third-party funds that we have recommended or made available to our clients. In connection with our provision of small short-term loans, we may encounter complaints alleging breach of contract or potentially usury claims in our ordinary course of business. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. The contracts between us and third-party wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, we may incur significant expenses in the defense of such matters. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We face significant competition and if we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

Each of the wealth management market, asset management market and internet finance industry in China is at a relatively early stage of development and is fragmented and highly competitive, and we expect competition to persist and intensify. Our future success in each of these areas of our business will depend in part on our ability to continue to anticipate and meet market needs on a timely and cost-effective basis. In distributing wealth management products and insurance products, we face competition primarily from other third party wealth management companies, PRC commercial banks, insurance companies and foreign private banks with an in-house sales force and private banking functions in China. Because a portion of the products we distribute are fixed income products in the form of investment in collective trust plans sponsored by trust companies, we also compete with trust companies that provide such products. As we distribute products in the form of investment in asset management plans sponsored by mutual fund management companies or securities companies, we may face competition from other qualified distributors. In our asset management business, we also face competition from other asset management firms in the market. In addition, our internet finance business faces competition from other internet finance platforms of banking institutions, insurance companies and other financial service companies in China.

We also face competition from other wealth management firms, asset management firms and internet finance companies that have emerged or will emerge in China in the foreseeable future. For example, an increasing portion of wealth management and asset management products are distributed through online or mobile platforms, and we expect such trend to continue.

Historically, we primarily focused on distribution of third-party wealth management products. In May 2010, we began offering asset management services by starting our own fund of funds business, and in the second half of 2012, we began managing and distributing real estate funds and funds of real estate funds. Our asset management business has experienced rapid growth and is expected to continue to grow in the future. As a result, we face significant competition from other asset management service providers, including managers of private equity funds, real estate funds or fixed income funds. In addition, the relevant PRC authorities adopted and may continue to adopt new rules and regulations to allow more entities to conduct asset management businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. In August 2014, the CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which specify that the establishment of management institutions of Private Funds and the establishment of private funds are not subject to administrative examination and approval. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Funds.” As a result, we may face competition from securities companies, mutual fund management companies, insurance asset management companies and other fund managers established under the Interim Measures when they start raising funds for their clients and providing asset management services.

As a result, we may face competition from securities companies, mutual fund management companies and insurance asset management companies when they start raising funds for their clients and providing asset management services.

In addition, we recently launched our internet finance business, and the failure of our internet finance business to achieve or maintain more widespread market acceptance against our competitors could harm our business and results of operations.

Many of our competitors have greater financial and marketing resources or broader customer relationships than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. Moreover, many wealth management product providers with whom we currently have relationships, such as trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and may benefit from the integration of wealth management products with their other product offerings. Given our relatively recent entry into the asset management and internet finance businesses, we also face competition from asset management service providers and internet finance platforms that have longer operating histories than we do.

Distribution of OTC wealth management products, OTC asset management products and internet finance products in China has relatively low entry barriers because these businesses do not require government approvals and regulatory licenses in most cases, nor do they require intensive capital investment, except for the distribution of certain products, such as insurance products and the provision of certain internet information services. In addition, there are no restrictions on foreign ownership of companies engaged in the distribution of OTC wealth management products in China. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, we face increasing competition from new competitors, including overseas commercial banks with private banking functions or overseas professional wealth management firms, which are emerging in the PRC market.

Certain real estate funds we manage, asset management plans sponsored by mutual fund management companies or securities companies and trust plans, providing investors with prospective fixed rates of return, constitute a substantial portion of the fixed income products we distribute. In 2012, 2013 and 2014, the total value of fixed income products that we distributed accounted for 68.4%, 80.3% and 63.7%, respectively, of the total value of all products we distributed. If we are unable to compete effectively against existing and future competitors, especially competitors distributing fixed income products, we may lose clients and our financial results may be materially and adversely affected.

Our business is subject to the risks associated with international operations.

Although we currently derive very limited amount of revenues from countries and regions outside of China, international expansion is an important component of our growth strategy. We started conducting business in Hong Kong in 2011 and have recently expanded to Taiwan. Expanding our business internationally exposes us to a number of risks, including:

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

We face uncertainty from our recent entry into the small short-term loan business, a part of our internet finance business.

At the end of 2013, we began offering small short-term loans to our registered clients, and our involvement exposes us to new risks. The small short-term loan business currently constitutes part of our internet finance business. For example, we are exposed to risk of default by our borrowers, although we mitigate this risk by making only secured loans to our registered clients with good credit. We also strictly limit the total amount of loans available to each borrower. However, if we are unable to appropriately manage default risk in the future, our financial results may be adversely affected. In 2014, small short-term loans contributed US$1.6 million (RMB9.6 million), or approximately 0.6% of our total revenues.

In addition, our involvement in the small short-term loans business and internet finance business subjects us to new laws and regulations with which we have limited previous experience. We cannot assure you that we have fully complied with and will fully comply with all the relevant laws and regulations. If we fail to comply with any such laws or regulations, or if we otherwise become subject to enforcement actions under such laws or regulations, we may face significant monetary, reputational or other harm to our business. In addition, since we have little track record in offering small short-term loans, any perceived shortcomings in our operations in this area in the future may cause reputational harm to us.

We must obtain approvals or licenses in order to provide small short-term loans, and the small short-term loans business should be conducted within certain restricted territory under current regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Small Short-Term Loan Business.” These laws, rules and regulations are issued by different central, provincial and local governments and enforced by different local authorities. Furthermore, the local authorities have broad discretion in implementing and enforcing the applicable laws, rules, regulations and governmental policies. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. These laws and regulations and governmental policies are subject to change, which may impose significant costs or limitations on the way we conduct or expand our small short-term loans business, and we may not be able to adapt to all such changes on a timely basis and may not be able to fully comply with the current and future laws, rules and regulations at all times. Failure to comply with the applicable laws and regulations and other governmental policies may result in fines, restrictions on our activities or revocation of our licenses.

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

A significant portion of our wealth management, asset management businesses and internet finance businesses have real estate or real estate-related business as underlying assets. These products and services are subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate as well as regulatory and policy changes in the real estate industry in China.

To date, a significant portion of the wealth management, asset management and internet finance products and services that we distribute or offer have real estate or real estate-related business in China as their underlying assets. In 2012, 2013 and 2014, the total value of wealth management products with real estate or real estate-related business as the underlying assets that we distributed accounted for 53.0%, 64.0% and 51.0% of the total value of all the products we distributed, respectively. In the second half of 2012, we began distributing real estate funds and funds of real estate funds under our management. In 2013, we began distributing asset management plans with real estate or real estate-related business as the underlying assets sponsored by mutual fund management companies or securities companies. These businesses have experienced rapid growth and are expected to continue to grow in the future. In 2014, we began distributing contract-based private funds with real estate or real estate-related business as the ultimate underlying assets. In the same year, we also began distributing internet finance products with real estate or real estate-related business as the ultimate underlying assets. The net revenues, including one-time commissions, recurring service fees and other services fees, that we generated from wealth management, asset management and internet finance products with real estate or real estate-related business as the underlying assets accounted for 37.3%, 61.5% and 64.4% of our total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. In 2010, the PRC government introduced a series of policies and regulations designed to reduce speculation and cool the overheated property market after price increases accelerated across the country. As a result, real property developers across the country have reported sharp slowdowns in property sales. In early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular, all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to, among other things, temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units and families without registered local permanent residences that already own one or more housing units. In addition, in a circular promulgated by the PRC State Council in January 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. In 2012, the PRC government strengthened its policies on real estate market and has already terminated some policies introduced by local governments that were intended to loosen the control. Major commercial banks also tightened up their lending policy for real estate purchases. In early 2013, the PRC central government adopted several new rules to further strengthen its control over the real estate market. The new regulation is intended to improve the local government’s ability to stabilize housing prices, curb speculative housing investment, increase the supply of land for low income housing, accelerate the planning and construction of low income housing and strengthen market supervision. In late 2014, the central government adopted new rules and began the progress of relaxing control on the real estate market by loosening the credit limits applicable to loans for the purchase of second homes, introducing new policies on housing provident fund credits and other measures. In addition, except for big cities such as Beijing, Shanghai, Guangzhou and Shenzhen, other cities in China have gradually rescinded local sale suspension policies applicable to housing purchases. In November 2014, the State Council promulgated the Interim Regulations on Real Estate Registration, which became effective on March 1, 2015. These policies and regulations may affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products, asset management products and internet finance products distributed by us or managed by us in all respects.

If any of the risks associated with ownership and operation of real estate and real estate-related businesses in China are realized, they may result in decreased value and increased default rates of the wealth management, asset management and internet finance products linked to real estate that we distribute or manage, and reduce the interest of our clients in purchasing such products, which account for a significant portion of our product choices. As a result, our commissions and recurring service fees from such products could be adversely affected. In addition, if clients who purchased such wealth management, asset management or internet finance products experience financial loss, they may lose their trust and confidence in us and our reputation may be harmed, which may result in a material adverse effect on our business, results of operations and financial condition.

The determination of the investment portfolio under asset management and the amount to be taken on certain investments is subject to management’s evaluation and judgment.

We plan to enhance our asset management services by developing our investment portfolio capabilities focusing on fund of funds in real estate, private equity, hedge funds, secondary market equity funds and credit funds. The determination of the investment portfolio and the investment amount varies by investment type and will be based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value that takes into consideration a wide range of factors about the security issuer or borrower, and management uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security or loan and in assessing the prospects for recovery. Assumptions and estimates about the operations of the issuer and its future earnings potential are inherent in management’s evaluation of the security or loan.

Our failure to respond to rapid product innovation in the financial industry in a timely and cost-effective manner may have an adverse effect on our business and operating results.

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product and service innovations and to offer additional products and services that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, products and services that our competitors develop or introduce may render our products and services less competitive. As a result, failure to respond to product and service innovation that may affect our industry in the future may have a material adverse effect on our business and results of operations.

Our operating history may not provide an adequate basis to judge our future prospects and results of operations.

We commenced our business in 2005 as a service provider focusing on distributing wealth management products. We focused exclusively on marketing and distributing third-party wealth management products until May 2010, when we started our asset management business by distributing funds managed by ourselves. In 2014, we began offering internet finance products and services in the form of online private banking services for white-collar professionals, online peer-to-peer lending services for high net worth individuals and online payment and related services. We seek to develop new wealth management, asset management and internet finance products, but it is difficult to predict whether our new products will be well-accepted by our customers. Although we recorded net income in prior years, we cannot assure you that our results of operations will not be adversely affected in any future period. We have limited operating history and as a result limited experience in delivering services, which makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

Any failure to ensure and protect the confidentiality of our clients’ personal data and the improper use or disclosure of such data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means. In particular, with the growth of our internet finance business, our internet finance platform generates and processes an increasingly larger quantity of transactions and data, especially our customers’ demographic data and financial data.

We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of data-related challenges concerning transactions and other activities that take place on our platform, including but not limited to:

•	protecting the data on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•	addressing concerns related to privacy and data-sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the leaking of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls as necessary, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information stored by us. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

In addition, since we are still in the process of applying for payment business license, some online payments for our products are settled through third-party online payment services. We may have to share certain personal information about our clients with contracted third-party online payment service providers, such as their names, addresses, phone numbers and transaction records. We have limited control or influence over the security policies or measures adopted by such third-party providers of online payment services. Any compromise or failure of the information security measures of our third-party online payment service providers could also have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to wealth management products, asset management products, internet finance products, clients and transactions. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Any failure to maintain satisfactory performances, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. We maintain our backup system hardware and operate our back-end infrastructure. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events, and we do not have business interruption insurance. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution and management of wealth management products and asset management products are based on commission and fee rates set by the wealth management product and asset management product providers or underlying corporate borrowers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

We derive a significant portion of our revenues from recurring fees and commissions paid by wealth management or asset management product providers or underlying corporate borrowers whose products our clients purchase. The recurring fees and commission rates are set based on the negotiation we had with such product providers or underlying corporate borrowers, and vary from product to product. Recurring fees and commission rates can change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers or underlying corporate borrowers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for wealth management products and asset management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative wealth management products and asset management products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of wealth management products and asset management products that we distributed or managed may have a significant impact on our bargaining power with third-party providers of wealth management products and asset management products or underlying corporate borrowers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products and asset management products, it is difficult for us to assess the effect of any of these changes on our operations. Any decrease in commission and fee rates would significantly affect our revenues, cash flow and results of operations.

The wealth management products we distribute are supplied by a small number of third-party wealth management product providers; and the renegotiation or termination of our relationships with such third-party product providers could significantly impact our business.

The wealth management products we distribute are supplied by a small number of third-party wealth management product providers, including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies, commercial banks and insurance companies. Among the various product providers, trust companies once supplied the majority of the wealth management products distributed by us. Trust companies in China are a type of financial institution required by PRC law to sponsor trust plans. In late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for mutual fund management companies and securities companies to engage in asset management business. As a result, we increased our cooperation with mutual fund management companies in 2013, and therefore, contributions from trust products in terms of total transaction value have decreased in 2013. In 2012, 2013 and 2014, our top three third-party product providers accounted for approximately 17.1%, 19.0% and 12.7% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with third-party wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our third-party wealth management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products that we distribute are generally available, if wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

Poor investment performance may lead to a decrease in assets under management and reduce revenues from and the profitability of our asset management business.

A portion of our revenues from our asset management business comes from performance-based fees. Performance-based fees are typically based on how much the returns on our managed accounts exceed a certain threshold return for each investor. We do not earn performance-based fees if our managed accounts do not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses.

In addition, investment performance is one of the most important factors in retaining existing investors and competing for new asset management businesses. Investment performance for our asset management business may be poor as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make. Poor investment performance may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of incentive fee income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer assets under management and lower fees for us.

To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

The historical returns of our funds may not be indicative of the future results of our funds.

The historical returns of our funds should not be considered indicative of the future results that should be expected from such funds or from any future funds we may raise. Our rates of return reflect unrealized gains as of the applicable measurement dates. Such gains may never be realized due to various factors beyond our control, such as changes in market conditions that may adversely affect the ultimate value realized from the investments in a fund. The returns of our funds may have also benefited from unique investment opportunities and general market conditions that may not repeat, and there can be no assurance that our current or future funds will be able to effectively avail themselves of profitable investment opportunities. Furthermore, the historical and potential future returns of the funds we manage also may not necessarily bear any relationship to potential returns on our shares.

Some of our asset management clients may redeem their investments from time to time, which could reduce our asset management fee revenues.

Certain of our asset management fund agreements may permit fund of mutual funds and fund of private funds’ investors to redeem their investments with us at quarterly or annual intervals, after an initial “lockup” period during which redemptions are restricted or penalized. However, any such “lockup” restrictions may be waived by us. If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our recurring service fee revenues correlate directly to the amount of our AUM; therefore, redemptions may cause our recurring service fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our assets under management could accelerate. In addition, redemptions could ultimately require us to liquidate assets under unfavorable circumstances, which would further harm our reputation and results of operations.

We work with prime brokers, custodians, administrators and other agents in our asset management business, whose performance may have material effects on our results of operations.

Our asset management business and funds managed by us depend on the services of prime brokers, custodians, administrators and other agents to monitor, report and settle transactions. The performance of these third parties may impact our asset management business and, ultimately, our results of operations. For example, in the event of the insolvency of a prime broker or custodian, our funds associated with such prime broker or custodian might not be able to recover equivalent assets in whole or in part as they may rank among the prime broker’s and the custodian’s unsecured creditors in relation to assets which the prime broker or custodian borrows, lends or otherwise uses. In addition, cash held by our funds with such prime broker or custodian would in general not be segregated from the prime broker’s or custodian’s own cash, and there would be no guarantee that such cash can be recovered in the insolvency proceeding.

Our organizational documents do not limit our ability to enter into new lines of business, and we may enter into new businesses, make future strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties in our business.

Our organizational documents do not limit us to our current business lines. Accordingly, we may pursue growth through strategic investments, acquisitions or joint ventures, which may include entering into new lines of business. In addition, we expect opportunities will arise to acquire other companies with businesses that complement ours. To the extent we make strategic investments or acquisitions or enter into joint ventures or new lines of businesses, we expect to face numerous risks and uncertainties, including risks associated with:

•	the required investment of capital and other resources;

•	the possibility that we have insufficient expertise to engage in such businesses profitably or without incurring inappropriate amounts of risk;

•	combining or integrating operational and management systems and controls; and

•	compliance with applicable regulatory requirements, including those required under the Internal Revenue Code and the Investment Company Act.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputation damage relating to, systems, controls and personnel that are not under our control.

The proper functioning of our technology platform is essential to our internet finance business. Any failure to maintain the satisfactory performance of our website and systems could materially and adversely affect our business and reputation.

We are constantly upgrading our platform to provide increased scale, improved performance for both PC and mobile versions of our internet finance platform. The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. To adapt to new products and upgrade our technology infrastructure requires significant investment of time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Maintaining and improving our technology infrastructure requires significant levels of investment. Adverse consequences could include unanticipated system disruptions, slower response times, impaired quality of clients’ experiences and delays in reporting accurate operating and financial information. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and our financial condition, results of operations and business prospects, as well as our reputation, could be materially and adversely affected.

Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

Our internet finance business depends on the performance and reliability of the internet infrastructure in China. Substantially all of our computer hardware is currently located in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into or renew agreements with these providers on commercially acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and mobile applications and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our internet finance business may be materially and adversely affected.

To remain competitive in the internet finance business, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet finance industry in China is characterized by rapid technological evolution, continual changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. The success of our internet finance business will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet evolving customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, the overall prospects, financial condition and results of operations of our internet finance business may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights in our research reports, our wealth management, asset management and internet finance products and services and other aspects of our business. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

Confidentiality agreements with employees, product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, product providers and others to enter into confidentiality agreements in order to protect our trade secrets and other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

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

Our future success depends heavily on the continued services of our current executive officers and senior management team. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel, across our wealth management, asset management and internet finance businesses. Qualified employees are in high demand throughout the wealth management, asset management and internet finance industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees in these industries and the ability of our executive officers and other members of our senior management to work effectively as a team.

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

We rely heavily on our relationship managers to develop and maintain relationships with our clients. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient relationship managers who meet our high quality requirements to support our further growth. In some of the regional centers where we have recently established or plan to establish branch offices, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating cost and reduce our profitability.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of April 15, 2015, Ms. Jingbo Wang, our co-founder, chairman and chief executive officer, and Mr. Zhe Yin, our co-founder, director and vice president, beneficially own an aggregate of 43.4% of our share capital. As a result of this high level of shareholding, Ms. Wang and Mr. Yin have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Economic conditions in China are sensitive to global economic conditions. Since we derive substantially all of our revenues from our operations in China, our business and prospects may be affected by economic conditions in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Additionally, we earn recurring service fees on certain wealth and asset management products over a period of time after the initial sale. Clients may surrender or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

•	a decline or slowdown of the growth in the value of wealth management products or asset management products, which may reduce the value of products we distribute or manage and therefore our commission revenues and cash flows;

•	negative public perception and reputation of the wealth management services industry;

•	unanticipated delays of anticipated rollouts of our products or services;

•	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

•	changes in laws or regulatory policy that could impact our ability to provide wealth management or asset management services to our clients or to distribute or manage wealth management products or asset management products;

•	failure to enter into contracts with new wealth management product providers;

•	cancellations or non-renewal of existing contracts with wealth management product providers; and

•	changes in the number of clients who decide to effectively terminate their relationship with us or who ask us to redeem their investment in our fund of funds products or real estate fund products.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

We have adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of April 15, 2015, options to purchase 474,559 ordinary shares and 185,969 restricted shares have been granted and are outstanding, and 1,259,141 ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

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

We are engaged in insurance brokerage activities as part of our business. Under current PRC laws and regulations, foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, the foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least 30 years of track record in the insurance brokerage business. As a result, neither our PRC subsidiaries nor any of their subsidiaries currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao and our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

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

We have been advised by Zhong Lun Law Firm, our PRC legal counsel, that the ownership structures of our variable interest entity, our PRC subsidiary, Noah Rongyao, and Noah Holdings Limited, as described above, as well as the contractual arrangements among Noah Rongyao and Noah Investment and its shareholders are valid, binding and enforceable under existing PRC laws or regulations. However, we are advised by Zhong Lun Law Firm that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

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

We rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China, including the insurance brokerage business, distribution of mutual funds products, asset management business and a small portion of our other wealth management services. Our variable interest entity and its subsidiaries generated US$7.2 million, US$34.7 million and US$91.9 million in net revenues in 2012, 2013 and 2014, respectively, which contributed 8.3%, 21.2% and 37.1% of our total net revenues in the respective years. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. Under the current contractual arrangements, as a legal matter, if our variable interest entity or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairman and chief executive officer, Mr. Zhe Yin, our director and vice president, and Mr. Boquan He, our director. For these directors and officers, their fiduciary duties owed to our company under Cayman Islands law—including their duties to act honestly, in good faith and in our best interests—may conflict with their roles in our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

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

Under the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the articles of association of our PRC subsidiaries and variable interest entity, our PRC subsidiaries and variable interest entity are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. We allocated US$2.0 million, US$5.1 million and US$7.3 million to statutory reserves during the years ended December 31, 2012, 2013 and 2014, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our PRC subsidiaries and consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC or its local branches, treated as a PRC domestic investor provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the MOC or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, distribution of mutual fund and asset management plans, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4. Information of the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the industries in which our variable interest entity operates will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, or we plan to apply for determination on the PRC investor during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign invested entities. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

On August 29, 2008, SAFE promulgated a regulation which restricts the conversion by a foreign invested enterprise of foreign currency registered capital into Renminbi by setting limitations on the usage of the converted Renminbi. This regulation is generally referred to as SAFE Circular 142. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The usage of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign-owned enterprises such as Noah Rongyao, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. In August 2014, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or SAFE Circular 36 which allows a foreign-invested enterprise registered in certain areas with a business scope containing “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect and replace SAFE Circular 142 from June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, SAFE Circular 45, SAFE Circular 36 or SAFE Circular 19 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China, or BOC, has lowered the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2010, the People’s Bank of China started to take measures, including increasing the statutory deposit reserve ratio and raising the benchmark interest rates several times in response to rapid growth of credit in 2009 and 2010. Since January 2011, the People’s Bank of China has continually increased the statutory deposit reserve ratio and raised the benchmark interest rates. The increasing trend eased in December 2011 and the statutory deposit reserve ratio was reduced twice in February and May 2012. In July 2013, the People’s Bank of China revoked the restriction on the loan interest rates of financial institutions. In November 2014, the People’s Bank of China lowered the benchmark interest rates for loans and deposits and lifted the ceiling for deposit rates. Most recently, in March 2015, the People’s Bank of China further lowered the benchmark interest rates for loans and deposits to reduce the financing costs for China’s small and medium-sized enterprises, which could in turn stimulate the growth of the Chinese economy. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute or manage, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. For instance, on January 19, 2015, the MOC published a draft of the proposed Foreign Investment Law on its official website for public comments. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the draft Foreign Investment Law will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. See “Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 4. Information on the Company—B. Business Overview—Regulations—Draft Foreign Investment Law”. There is no definitive timeline for this law to be officially promulgated by the PRC legislature and the current draft may need to undergo significant amendment before the law is finally passed. Accordingly, substantial uncertainties still exist with respect to the enactment timetable, interpretation and implementation of this new law. As a result, we may not be aware of how it may impact the viability of our current corporate structure, corporate governance and business operations. These uncertainties could limit the legal protections available to us and other foreign investors, and could materially and adversely affect our business and results of operations.

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

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

SAFE has promulgated several rules and regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. According to the circular promulgated by SAFE which will take effect on June 1, 2015, the qualified banks will bear the authority to register all PRC residents’ direct or indirect offshore investment activities in special purpose vehicles, except that those PRC residents who have failed to register or obtain approval will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange rules and regulations, PRC residents are required to complete SAFE registration before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing. Such foreign exchange regulations and rules further require that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes on a timely basis.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required by these foreign exchange regulations. Such shareholders and beneficial owners have completed their initial registrations, in relation to their ownership in our company, and are in the process of completing amendment registrations, in relation to their subsequent ownership changes in our Company and the establishment of certain subsidiaries of our Company after our initial public offering required by foreign exchange regulations. We cannot assure you, however, that such amendment registration and filing will be duly completed with the local SAFE branch in a timely manner. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

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

During the five years ended December 31, 2014, our PRC subsidiaries and variable interest entity and its subsidiaries were granted governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Furthermore, under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2014. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for tax purposes, they would be subject to a 25% enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

If Noah Holdings Limited is required under the PRC Enterprise Income Tax Law to withhold such PRC income tax, your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

The State Administration of Taxation, or SAT, has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 28, 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposition of equity interest in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax and such safe harbor includes qualified group restructuring, public market trading and tax treaty exemptions.

Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be the withholding agent and shall withhold the PRC tax from the transfer price. If the withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither the withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the tax authorities will not apply SAT Circular 698, SAT Circular 24 and SAT Circular 7 to previous investments by non-PRC resident investors in our company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective in January 2008 and was subsequently amended in July 2013. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective in September 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who are deprived of such vacation time by employers shall be compensated with three times their regular salaries for each of such vacation days, unless it is the employees who waive such vacation days in writing. Since our success largely depends on our qualified employees, the implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses. In the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$12.35 to US$25.60 in 2014. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by the SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Sales of our wealth management products, asset management products and internet finance products and services are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.

Our revenues, operating expenses and operating cash flow have historically been lower during the first quarter than other quarters of our fiscal year. This results from the relatively low number of client meetings and other events during the Chinese New Year holiday period, which falls within the first quarter of each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from newly launched wealth management products, asset management products and internet finance services in March, which in turn increases our accounts receivables in the first quarter. Such accounts receivables have historically been collected in the second quarter. Because of these factors, we may experience quarterly fluctuations in our results of operations, which in turn may result in volatility in the price of our ADSs.

Our board of directors has complete discretion as whether to distribute dividends, therefore you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. Our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Although we declared an annual cash dividend for 2011 and 2012, we may not declare any dividend in the future, and even if we do so, the future dividend payments may be less than 2011 and 2012. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain their current price.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 15, 2015, we had 28,107,561 ordinary shares outstanding, including 15,695,000 ordinary shares represented by ADSs. Except for the restricted ADSs representing 4,095,713 ordinary shares held by affiliates of Sequoia Capital China, the rest of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADS in the public market could adversely impact the trading price of the notes and cause the price of our ADSs to decline.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In February 2015, we completed an issuance of US$80 million in aggregate principal amount of convertible notes. The convertible notes bear interest at a rate of 3.5% per annum from the issuance date and mature in February 2020 and are convertible, at the holders’ option, at an initial conversion price of US$23.03 per ADS, subject to adjustments. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (3) the adoption of any plan relating to the dissolution or liquidation of our company; or (4) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes of at least US$15,000,000 or such lesser amount then held by the holders. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

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

As a result, our public shareholders/ holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain provisions that could discourage a third party from seeking to obtain control of our company, which could adversely affect the interests of holders of our ordinary shares and ADSs by limiting their opportunities to sell them at a premium.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series which may be greater than the rights of our ordinary shares. The provisions could have the effect of depriving holders of our ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

If we are considered PRC resident enterprise under the EIT Law, interest and dividends paid to non-resident holders may be subject to PRC withholding tax and gains realized by non-resident holders on sale of ADSs or ordinary shares may be subject to PRC income tax.

We may be treated as a PRC resident enterprise. If we were treated as a PRC resident enterprise, any dividends payable to non-PRC resident enterprise holders of our ordinary shares or ADSs may be treated as income derived from sources within the PRC and therefore may be subject to a 10% withholding tax unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-PRC resident enterprise holders upon the disposition of our ordinary shares or ADSs may be treated as income derived from sources within the PRC and therefore may be subject to 10% income tax unless an applicable income tax treaty provides otherwise. It is unclear whether our non-PRC resident individual holders of our ordinary shares or ADSs would be subject to any PRC tax on interest, dividends or capital gains obtained by such non-PRC individual holders in the event we are treated as a PRC resident enterprise. If any PRC tax were to apply to such dividends or capital gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether such non-PRC holders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2014, we believe that we were not a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations”) for any year during which such U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. For example, if we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if such U.S. Holder disposes of ADSs or ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on such U.S. Holder’s gain would be increased by an interest charge. Also, if we are treated as a PFIC with respect to a U.S. Holder in any taxable year, such U.S. Holder would generally not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that such U.S. Holder may receive from us in that year or in the following years. Certain elections may be available, however, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2015 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of these entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally (unless you make a valid mark-to-market election with respect to the ADSs as discussed below) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable (in which case, special rules apply). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

The U.S. Foreign Account Tax Compliance Act could subject us to certain new information reporting and withholding requirements.

The United States has passed the Foreign Account Tax Compliance Act, or FATCA, that imposes a new reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the US Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. The Company will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such Law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, we cannot assure you that we will not be adversely affected by this legislation in the future.

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

We conduct our wealth management business in China primarily through our subsidiaries, Kunshan Noah Xingguang Investment Management Co., Ltd. and Shanghai Noah Financial Services Co., Ltd. We conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. We conduct our small short-term loan business through Noah Financial Express (Wuhu) Microfinance Co., Ltd, our subsidiary in the PRC. Our asset management business, insurance brokerage business and mutual funds distribution business are conducted through Noah Investment and its subsidiaries. We primarily conduct our internet finance business through Shanghai Noah Yijie Finance Technology Co., Ltd.

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

In February 2015, we completed an issuance of US$80.0 million in aggregate principal amount of convertible notes due 2020 through private placement. The notes were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into our ADSs based at an initial conversion rate of 43.4216 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$23.03 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes will bear interest at a rate of 3.50% per annum, payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The notes will mature on February 3, 2020, unless previously repurchased or converted in accordance with their terms prior to such date.

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

Overview

We are a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. We also provide internet finance services to clients in China. We believe our wealth management, asset management and internet finance businesses complement one other and enable us to provide a broad range of customized solutions to our clients.

We provide direct access to China’s high net worth population. With 779 relationship managers in 94 branch offices as of December 31, 2014, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Through this extensive coverage network, we primarily serve three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks or branches of national commercial banks that distribute wealth management products to their own clients. We refer to high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients.” Since our inception in 2005, the number of our registered clients has grown to 70,557 as of December 31, 2014. We refer to those registered clients who obtained wealth management or asset management products or services distributed or provided by us during any given period as “active clients” for that period. Neither our registered clients nor active clients pay us for our services. The number of our active clients amounted to 4,152, 6,455 and 9,010 in 2012, 2013 and 2014, respectively.

We believe that our product sophistication, along with our client knowledge, has enabled us to consistently cater to the needs of our client base, which primarily consists of China’s high net worth population. We primarily distribute OTC wealth management and asset management products and services originated in China, and also recently began providing internet finance services. Our wealth management products primarily include fixed income products, private equity funds, mutual fund products, private securities investment funds products and insurance products. Our asset management products primarily include fund of funds and real estate funds. Through our product selection process and rigorous risk management, we are able to offer our clients a wide array of third-party wealth management and asset management products and services. In 2013, as part of our wealth management business, we started distributing high-end insurance policies and offering small short-term loans as new services to meet the needs of our existing clients, and these have generated US$3.5 million in revenues for the year ended December 31, 2014. From our inception in 2005 to December 31, 2014, we distributed RMB180.4 billion (US$28.6 billion) worth of products through our wealth management business, and our asset management business managed assets amounted to RMB49.7 billion (US$8.1 billion) as of December 31, 2014. In addition, in the second quarter of 2014, we launched our internet finance platform for white-collar professionals, which constitutes part of our internet finance business that includes small short-term loans, online peer-to-peer lending for high net worth individuals, and online payment and related businesses. Through our internet finance business, we provide financial products and services to high net worth individuals and enterprise clients as well as serve white-collar professionals in China through proprietary internet financial platforms. The aggregate value of wealth management products and asset management products distributed by us through our internet finance platform in 2014 was RMB1.4 billion (approximately US$227.7 million) and we had 205 enterprise clients as of December 31, 2014. We intend to continue to explore new products and services as the appropriate opportunities arise.

We generate revenues from our wealth management business primarily in the form of one-time commissions and recurring service fees paid by product providers or underlying corporate borrowers, and from our asset management business primarily in the form of recurring service fees mainly consisting of management fees. Such commissions and service fees paid by product providers or underlying corporate borrowers are calculated based on the value of the relevant wealth or asset management products and services we distribute or offer to our active clients, even though our active clients do not directly pay us any such commissions or fees. We deliver to our high net worth clients a continuum of value-added services before, during and after we distribute and offer wealth management products and asset management products to them. These services include financial planning, product analysis and recommendation, product and market updates and investor education. We do not charge our clients fees for these services. Our one-time commissions accounted for 53.3%, 45.5% and 37.4% of our net revenues in 2012, 2013 and 2014, respectively, and our recurring service fees accounted for 45.7%, 51.0% and 54.4% of our net revenues in 2012, 2013 and 2014, respectively. We also generated revenues from other services, including (i) interest payments from small short-term loans, (ii) service income from our internet finance business and (iii) performance-based income of the funds we serve as fund managers, which contributed 8.2% of our net revenues in 2014.

Our business has grown substantially since our inception in 2005. Our coverage network increased from six relationship managers in one city in 2005 to 779 relationship managers in 94 branch offices as of December 31, 2014, while our total number of registered clients increased from 930 to 70,557 during the same period. In particular, we achieved significant growth amid the financial crisis in 2008, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. The table below sets forth information relating to the level of select market indices as of the last day of each of the periods presented and certain of our performance indicators for each of the periods presented:

	Years Ended December 31,
	2012		2013		2014
	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)
Standard & Poor’s 500 Index (1) (US$)	1,426	13.4	1,831	28.4	2,059	12.5
Shanghai Stock Exchange Composite Index (1) (RMB)	2,269	3.2	2,115	(6.8)	3,235	53.0
Our total transaction value (RMB in millions)	25,122	11.2	44,487	77.1	63,371	42.4
Number of our registered clients	40,305	48.5	53,501	32.7	70,557	31.9
Number of our active clients	4,152	34.2	6,445	55.2	9,010	39.8

(1)	Annual closing prices of respective composite indices.

For the past three years, our net revenues increased from US$86.7 million in 2012 to US$163.8 million in 2013 and to US$247.9 million in 2014, representing a CAGR of 69.1%. We recorded net income attributable to our shareholders of US$22.8 million in 2012, US$51.4 million in 2013 and US$72.4 million in 2014. The net income amounts have included the impact of non-cash charges relating to share-based compensation in an aggregate amount of US$4.0 million in 2012, US$5.2 million in 2013 and US$5.3 million in 2014.

We are a holding company and we primarily operate our business through our PRC subsidiaries and our variable interest entity and its subsidiaries in China. While our PRC subsidiaries conduct most of our wealth management business, we currently conduct our insurance brokerage business, mutual fund distribution business and asset management business exclusively through Noah Investment and its subsidiaries. In particular, Gopher Asset Management Co., Ltd., or Gopher Asset, a subsidiary of Noah Investment, has grown to be the core of our asset management business, having become a leading asset management company in China focused on fund of funds in private equity, real estate, hedge funds, credit products and family office business. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits. In 2012, 2013 and 2014, our variable interest entity and its subsidiaries contributed 8.3%, 21.2% and 37.1% of our net revenues, respectively. The increase in the percentage of revenue contribution by our variable interest entity and subsidiaries from 2012 to 2014 was primarily due to the rapid development of our asset management services since 2012, which were conducted by the subsidiaries of our variable interest entity. In addition, we primarily conduct our internet finance business through Shanghai Noah Yijie Finance Technology Co., Ltd.

Our Services

We are a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China.

Wealth Management

Our wealth management business primarily involves our distribution of both wealth management products and asset management products which primarily include fixed income products, private equity fund products, mutual fund products, private securities investment funds products, short-term financing products, public equity products and high end insurance products. Through our rigorous product selection and risk management processes, we choose products from a wide array of third-party wealth management products and asset management products. To date, we have distributed the products of over 194 third-party product providers. In 2013, we started distributing high-end insurance policies and offering small short-term loans. Such services were designed to address the needs of our existing clients, provide new in-house expertise and improve client loyalty. From our inception in 2005 to December 31, 2014, we distributed RMB180.4 billion (US$28.6 billion) worth of wealth management products in aggregate.

Asset Management

For our asset management business, we manage and distribute fund of funds, which includes fund of private equity funds, fund of real estate funds and fund of hedge funds, as well as real estate funds products and family office services to provide domestic and overseas asset allocation services. In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began managing and distributing real estate fund products of which we serve as the general partner. In 2013, we began managing and distributing funds of hedge funds, funds of fixed income funds, funds of real estate funds and fixed income funds denominated in U.S. dollars, of which we serve as the general partner through one of our subsidiaries in Hong Kong. In 2013, we also began distributing certain asset management plans sponsored by mutual fund management companies, of which we serve as the investment adviser, exercising substantial management capability. In 2014, we developed our own fund management business by launching and managing contract-based private funds, which are new forms of funds and fund of funds. Such asset management business is subject to detailed regulations and implementing policies issued by CSRC. In addition, in 2014, in response to market demands, we limited the percentage of real estate related products we offered, gradually shifted away from residential real estate to commercial real estate in our real estate funds and funds of real estate funds, cooperated with more overseas partners, increased the number of overseas funds of funds offered (including real estate, private equity, secondary market equity and fixed income funds) and offered an increasing number of domestic secondary market equity funds of funds. As of December 31, 2014, compared to December 31, 2013, the aggregate value of our asset management products increased from RMB37.5 billion to RMB49.7 billion (US$8.1 billion).

Internet Finance

In 2014, we began providing a range of internet finance services and offered online private banking services for white-collar professionals, small short-term loans, online peer-to-peer lending and online payment and related services. As of December 31, 2014, we had established cooperative relationships with 205 China-based companies to offer financial products and services to white-collar professionals who work at these companies. The aggregate value of products distributed by us to white-collar professionals through our internet finance platform in 2014 was RMB1.4 billion (approximately US$227.7 million).

Our Clients

We define our addressable high net worth markets as the following categories of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 84.3%. 77.2% and 77.9% of our total revenues in 2012, 2013 and 2014, respectively. Our distribution to enterprise clients accounted for 14.1%, 22.8% and 22.1%, respectively, of our total revenues in 2012, 2013 and 2014, while distribution through wholesale clients accounted for 1.6%, nil and nil, respectively, of our total revenues in the same periods. In addition, through our recently launched internet finance business, we also serve white-collar professionals.

The table below sets forth selected statistics of our three primary categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,					Number of Active Clients for Years Ended December 31,			Total Transaction Value for Years Ended December 31,
	2012		2013		2014	2012	2013	2014	2012	2013	2014
									(US$ in millions)
Individual clients	38,833	(1)	51,278	(1)	67,724	3,820	5,998	8,643	2,994	5,386	7,771
Enterprise clients	1,365	(2)	2,106	(2)	2,714	317	447	367	893	1,850	2,515
Wholesale clients	107	(3)	117	(3)	119	5	—	—	95	—	—

Total	40,305		53,501		70,557	4,152	6,445	9,010	3,982	7,236	10,286

(1)	Represents the aggregate number of our registered high net worth individual clients. This figure does not include white-collar professionals served by our internet finance business.
(2)	Represents the aggregate number of our registered enterprise clients.
(3)	Represents the number of wholesale clients that have entered into cooperation agreements with us.

Individual Clients

High Net Worth Individuals

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

The number of our registered individual clients increased from 38,833 as of December 31, 2012 to 51,278 as of December 31, 2013 and to 67,724 as of December 31, 2014. The number of registered individual clients who have purchased products distributed by us increased from 8,597 as of December 31, 2012 to 11,128 as of December 31, 2013 and to 15,494 as of December 31, 2014. In 2014, registered individual clients purchased RMB49.4 billion (US$8.1 billion) worth of wealth management products through us, accounting for 77.9% of the aggregate value of wealth management products that we distributed during the same period.

White-collar Professionals

Benefitting from our internet finance platform and our asset management capability, we further diversified our client base when we introduced Yuan Gong Bao, an internet finance platform that provides financial products and services to white-collar professionals in China, in the second quarter of 2014.

Enterprise Clients

We also extend the distribution of wealth management products to enterprises, primarily SMEs. We define SMEs as enterprises/institutions that generate annual revenues of no more than RMB300.0 million (US$50 million) The number of our registered enterprise/institutional clients has increased in recent years and reached 7,714 as of December 31, 2014. In 2014, registered enterprise/institutional clients purchased RMB14.0 billion (US$2.3 billion) worth of wealth management products through us, accounting for 22.1% of the aggregate value of wealth management products that we distributed during the same period.

In early 2014, we established the Nord Institutional Wealth Management, which is a new brand and team focused on serving institutional clients, primarily insurance companies, commercial banks and publicly listed companies, by providing them with tailor-made products. Institutional clients contributed approximately 1% of total transaction value and purchased about RMB0.1 billion in financial products in 2014.

Our Coverage Network

As of December 31, 2014, our extensive coverage network consisted of 779 relationship managers and 94 branch offices, which receive operational support from our headquarters in Shanghai.

Branch Offices and Headquarters

Our branch offices are strategically located in 63 cities in China, covering multiple economically developed regions in China, including the Yangtze River Delta, the Pearl River Delta and the Bohai Rim. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices include national economic centers such as Beijing, Shanghai and Guangzhou and some of the regional cities known for their well-developed private sectors and wealthy entrepreneurs, such as Wenzhou and Yiwu in Zhejiang province.

The table below sets forth selected statistics of our coverage network by regions in China as of December 31, 2014:

Number of Cities In Our Network
Yangtze River Delta	29

Pearl River Delta	8

Bohai Rim	10

Other Regions	16

Total	63

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. Our relationship managers maintain relationships with clients through both in-person meetings and through our official WeChat account and mobile application. Our relationship managers act as asset allocation financial advisors. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2014, we had 779 relationship managers nationwide, compared to 569 as of December 31, 2013 and 459 as of December 31, 2012.

Mobile Customer Service Channels

To better serve our expanding client base, we maintain an official WeChat account and launched a brand-new Noah mobile application in the third quarter of 2014. The WeChat account allows us to continually update the online community of our high net worth clients and provides a convenient and efficient platform for these clients to communicate directly with our relationship managers and other members of our team. We also conduct product roadshow and provide product information to existing and potential clients through our mobile application platform.

Our Products and Services

Our product offerings currently consist primarily of OTC wealth management and OTC asset management products, mutual fund products and asset management plans originated in China and designed to cater to the needs of China’s high net worth population. To cater to the growing demand for international assets, we also offer wealth management and asset management products and services through our wholly owned subsidiaries in Hong Kong.

Wealth Management Products

We market, distribute or manage the following categories of wealth management products based on the underlying asset classes:

•	Fixed income products, mainly including (i) asset management plans sponsored by mutual fund management companies or securities companies, (ii) real estate funds managed by us and (iii) collateralized fixed income products sponsored by trust companies, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws;

•	Private equity fund products, including investments in (i) various private equity funds sponsored by domestic and international asset/fund management firms, (ii) real estate funds and fund of funds managed by us, and (iii) asset management plans sponsored by mutual fund management companies or securities companies, the underlying assets of which are portfolios of equity investments in unlisted private enterprises;

•	Other products, including mutual fund products, private securities investment funds which are privately raised funds investing in publicly traded stocks, high-end insurance products, short-term financing products, online private banking services to white-collar professionals clients, peer-to-peer lending for high net worth individuals through the internet, and online payment and product information systems.

As the wealth management industries in China develop, relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management business. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business and since the adoption of the Interim Measures, more and more fund managers have been engaged in asset management business. As a result, we may have more extensive product choices provided by securities companies, mutual fund management companies and insurance asset management companies.

In 2014, approximately 63.5% of the products we distributed consisted of fixed income products designed to achieve financial security and capital preservation for our clients. The table below summarizes certain information relating to the transaction value of the different types of wealth management products that we distributed during the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	17,199	68.4	35,709	80.3	40,212	6,527	63.5
Private equity fund products	7,051	28.1	6,426	14.4	11,971	1,943	18.9
Other products, including mutual fund products*, private securities investment funds and insurance products	872	3.5	2,352	5.3	11,188	1,816	17.6

All products	25,122	100.0	44,487	100.0	63,371	10,286	100.0

*	Mutual fund products refer to the incremental value of mutual fund products we distributed.

The fixed income products we distributed that have real estate or real estate-related business as their underlying assets accounted for 61.3%, 75.3% and 72.0% of the total transaction value of all fixed income products we distributed in 2012, 2013 and 2014, respectively. The private equity fund products we distributed that have real estate or real estate-related business as their underlying assets accounted for 34.0%, 52.4% and 26.0% of the total transaction value of all private equity fund products we distributed in 2012, 2013 and 2014, respectively.

While OTC products will remain the core products we distribute, we have diversified our product choices to include non-OTC products, such as mutual funds or other publicly traded wealth management products. In February 2012, Noah Upright received a license for distributing mutual funds from the CSRC and altered its scope of business to include mutual fund distribution.

Asset Management Products

Further to the distribution of third-party wealth management products, we launched fund of funds products managed by us in 2010 and real estate fund products managed by us in 2012. We successfully raised approximately RMB6.4 billion (US$1.0 billion), RMB26.9 billion (US$4.4 billion) and RMB35.0 billion (US$5.7 billion) for our proprietary asset management products in 2012, 2013 and 2014, respectively, of which the real estate funds we raised and managed amounted to RMB5.6 billion (US$894.9 million), RMB20.2 billion (US$3.3 billion) and RMB23.4 billion (US$3.8 billion) in 2012, 2013 and 2014, respectively.

We offer the following categories of asset management products across different types of asset classes:

•	Real estate funds and real estate funds of funds, including funds and funds of funds for residential as well as commercial real estate properties such as office buildings and retail property in China and overseas;

•	Private equity funds of funds, including investments in the top domestic private equity funds in China. We rank among the largest private equity funds of funds in China;

•	Secondary market equity funds of funds and other fixed income funds of funds, including secondary market private equity funds, public equity funds, international funds, U.S. dollar-denominated hedge funds, multi-strategy hedge funds, investment funds, core fund of funds and funds with certain types of credit asset classes in China and overseas, as well as customized manager of manager services.

Our total assets under management as of December 31, 2014 were RMB49.7 billion (approximately US$8.1 billion), compared with RMB31.3 billion (approximately US$5.1 billion) as of December 31, 2013.

The table below summarizes AUM of the different types of assets management products that we managed as of December 31, 2013 and 2014, respectively:

	As of December 31,
	2013		2014
	RMB in billions	%	RMB in billions	US$ in billions	%
Product type
Real estate funds and real estate funds of funds	23.9	76.5	31.0	5.0	62.4
Private equity funds of funds	4.0	12.8	10.4	1.7	20.9
Secondary market equity funds of funds and other fixed income funds of funds	3.4	10.7	8.3	1.4	16.7

All products	31.3	100.0	49.7	8.1	100.0

The table below summarizes the increase of the different types of assets management products from 2012 to 2014:

	Year Ended December 31,
	2012	2013	2014
	RMB in billions	RMB in billions	RMB in billions
Product type
Real estate funds and real estate funds of funds	5.6	20.2	23.4
Private equity funds of funds	0.7	3.3	6.4
Secondary market equity funds of funds and other fixed income fund of funds	—	3.4	5.1

All products	6.4	26.9	35.0

The table below summarizes the maturity of the different types of assets management products from 2012 to 2014:

	Year Ended December 31,
	2012	2013	2014
	RMB in billions	RMB in billions	RMB in billions
Product type
Real estate funds and real estate funds of funds	—	3.5	16.3
Private equity funds of funds	—	—	—
Secondary market equity funds of funds and other fixed income fund of funds	—	—	0.3

All products	—	3.5	16.6

Internet Finance Services

At the end of 2013, we began providing small short-term loans, which now constitutes a part of our internet finance business. In addition, in the second quarter of 2014, we launched “Yuan Gong Bao,” an internet finance platform that provides financial products and services to white-collar professionals in China. Our internet finance business now serves high net worth individuals, white collar professionals and enterprise clients through a range of products and services. In 2014, the aggregate transaction value of our internet finance business amounted to approximately RMB1.4 billion (US$227.7 million).

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products and also with the asset management products we manage.

Product Providers

We define product providers as the issuers of wealth management products with which our clients enter into contractual arrangements to purchase products. The product providers we deal with encompass a variety of institutions and companies, mainly including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies and insurance companies. To date, we have distributed products provided by over 194 product providers in China.

Among the various third-party product providers, mutual fund management companies supplied a significant portion of the wealth management products distributed by us in 2013 and 2014. Mutual fund management companies in China are not considered a type of financial institution, and instead, they are regulated by the CSRC and provide wealth management products mostly in the form of “asset management plans.” See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Asset Management Plans.”

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

Distribution Arrangements

Our distribution of wealth management products and asset management products are typically governed by service agreements entered into with the product providers or corporate borrowers, depending on the nature of the wealth management products and asset management products being distributed and the specific situation.

We enter into service agreements with the product providers for the majority of the products we distribute. For a small portion of these products, we enter into service agreements with the ultimate corporate borrowers.

Our service agreements usually expire upon the expiration of the underlying wealth management products and asset management products. Under these agreements, we typically undertake to provide the counterparty with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, evaluating the financial condition and risk profiles of those clients who desire to purchase the relevant products, assessing their qualification for the purchase, educating them on the documentation involved in the purchase as well as furnishing other assistance to facilitate their transactions with the product providers.

Under our services agreements with respect to private equity fund products and certain private securities investment fund products, we also undertake to assist the product providers to maintain investor relationships by providing our clients who have purchased the relevant products with various post-purchase services.

For all wealth management products and asset management products, we are entitled to receive one-time commissions, calculated as a percentage of the total value of products purchased by our clients, from the counterparties under the relevant service agreements.

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

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, from product development, product management and sales and marketing process management to client management and client service. At the application level, the infrastructure consists of two key components: our client relationship management system, which allows us to collect and analyze our clients’ personal and transaction information, and our wealth management product database, which includes a proprietary database containing information on a broad range of OTC wealth management products as well as mutual fund products in China.

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

Seasonality

Our revenues, operating expenses and operating cash flow have historically been lower during the first quarter than other quarters. This results from the relatively low level of fund raising activities by corporate borrowers during the Chinese New Year holiday period, which falls within the first quarter each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from sales of newly launched wealth management products and asset management products in March, which in turn increases our accounts receivables in the first quarter of each year. Such accounts receivables have historically been collected in the second quarter of each year.

Competition

The wealth management industry, asset management industry and internet finance industry in China are all at a relatively early stage of development and undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include:

•	Commercial banks. Many commercial banks rely on their own wealth management arms and sales force to distribute their products, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and institutionalized services and our independence, which positions us better to provide wealth management recommendations and services and to gain our clients’ trust.

•	Trust companies. Because a portion of products that we distribute are fixed income trust products, we compete with trust companies with in-house distribution functions. We believe that we can compete effectively with trust companies due to our broader product choices, wider coverage network, independent perspective and more comprehensive client services.

•	Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years. We believe that we can compete effectively because of our track record, reputation, product sourcing and established risk management systems. We are also significantly larger in terms of scale of operations and we have a more extensive coverage network and professional services.

•	Insurance companies. Many insurance companies, such as PingAn Insurance, rely on their own wealth management teams and sales forces to distribute their products. We believe that we can effectively compete with insurance companies due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture, our institutionalized services and our independence, which position us better to provide insurance products recommendations and services and to gain our clients’ trust.

•	Asset management service providers. A number of mutual fund management companies, security companies and other fund managers which registered with AMAC have emerged in the asset management business in China in recent years. We believe that we can compete effectively because of our track record, reputation, product sourcing and established risk management systems.

•	Internet finance companies. As the wealth management industry develops, we may face competition from new market entrants. For example, an increasing portion of wealth management products are distributed through online or mobile platforms, and such trend is expected to continue.

Relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management, asset management and internet finance businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business and since the adoption of the Interim Measures, more and more fund managers have been engaged in asset management business. As a result, we may face competitions from securities companies, mutual fund management companies, insurance asset management companies and other fund managers established under the Interim Measures when they start raising funds for their clients and providing asset management services.

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

Regulations

This section sets forth a summary of the significant rules and regulations that affect our business activities in China as well as a proposed law that may have material impact on our business.

Draft Foreign Investment Law

On January 19, 2015, the MOC published a draft of the proposed Foreign Investment Law, or the Draft FIL, on its official website for public comments, which mainly covers: (1) definition of foreign investors and foreign investments, (2) market entry clearance, (3) national security review, (4) information reporting, (5) investment promotion and protection as well as handling of complaints, (6) legal liabilities and (7) other general and miscellaneous provisions. The Ministry of Commerce also published an explanatory note to the Draft FIL on its official website. The Draft FIL, once enacted, will eventually replace the trio of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law as well as their implementation rules and ancillary regulations, and will consolidate and simplify the various regulatory requirements on foreign investments.

The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. The Draft FIL includes, among others, the following key points:

•	The Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. An entity established in China but “controlled” by foreign entities and/or citizens will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority.

•	The existing comprehensive approval system of foreign investments will be replaced by an entry clearance system in relation to foreign investments in the industries within the catalog of special management measures, or the negative list, and an information reporting system. The negative list will only comprise of two categories: the prohibited industries and the restricted industries; foreign investments in industries not listed in the negative list will not be required to apply for entry clearance or make record filing and will only be required to submit information reports. In the future, the negative list to be issued by State Council may replace the current Guidance Catalog of Industries for Foreign Investments. The Information reporting system includes the investment implementation reporting, investment amendment reporting, annual reporting and quarterly reporting, and the scope of the information reporting is very extensive under the Draft FIL. In addition, any non-compliance with the information reporting obligations, concealing true information, or providing misleading or false information will be subject to monetary fines or criminal charges, depending on the seriousness of circumstances, and the persons directly responsible may also be criminally liable.

•	All differences in the corporate governance requirements that currently apply to foreign invested and domestic enterprises will be removed, leaving only the requirements under the PRC Company Law, with which all foreign invested and domestic enterprises must comply.

•	The national security review will be incorporated as a separate chapter and may replace the existing regulations and rules issued by the State Council or the Ministry of Commerce. Compared with the existing regulations and rules, the scope of national security review is expanded under the Draft FIL.

•	The “variable interest entity” structure, or VIE structure, will fall into the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

The draft FIL has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by PRC nationals. The MOC sought public comments on this and other matters in the draft FIL, which were due by February 17, 2015. There is no definitive timeline for this law to be officially promulgated by the PRC legislature and the current draft may need to undergo significant amendment before the law is finally passed. Substantial uncertainties exist with respect to the Draft FIL’s enactment timetable, final content, interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Regulations on Private Funds

As a result of regulatory reform in June 2013, CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private equity funds, private securities investment funds, venture capital funds and other forms of private funds instead of National Development and Reform Commission, or NDRC. On August 21, 2014, the CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which became effective on the same date. According to the Interim Measures, Private Funds shall refer to the investment funds established by way of raising capitals from investors in a non-public manner within the territory of PRC. The Interim Measures shall apply to (i) the registration, record-filing, fund raising, investment and operation activities of a company or partnership that is established by way of non-public fund-raising for the purpose of engaging in investment activities, if its assets are managed by a fund manager or general partner; and (ii) the business of private funds of securities companies, fund management companies, futures companies and their subsidiaries, except as otherwise stipulated under other laws or relevant provisions of CSRC. Apart from the Interim Measures, other specific laws or regulations which may apply to private funds shall still apply. For example, the Company law of PRC shall apply to fund manager or private fund taking the form of limited liability company or company limited by shares and the Partnership Law of PRC may shall apply to fund manager or private fund taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and who bears unlimited liability for the partnership’s debts. From late 2009 to early 2010, the PRC government promulgated regulations to permit foreign investors to invest in partnership enterprises in China. This established the legal basis for foreign private equity firms to establish Renminbi-denominated funds in China.

Before the regulatory reform, local governments in certain cities, such as Beijing, Shanghai and Tianjin, used to promulgate local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity companies registered in the relevant cities or districts that satisfy the specified requirements. Such local administrative rules may be subject to changes according to the regulations to be issued by CSRC

The Interim Measures mainly cover the following five aspects: specifying the registration of fund manager and record-filing of private funds of all type, setting up a qualified investor system, specifying the fund raising regulations of private funds, presenting the investment operations and introducing industry self-regulation and supervision and administration measures for private funds.

According to the Interim Measures, the establishment of management institutions of Private Funds and the issuance of Private Funds are not subject to administrative examination and approval. All types of issuers are allowed to issue Private Funds to a cumulative number of investors not exceeding the number specified by laws on the basis of compliance with laws and regulations. A manager of Private Funds of all type shall apply registration with the Asset Management Association of China, or AMAC, and apply with AMAC for record filing after the fund raising of a Private Fund of any type is completed. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

A qualified investor under the Interim Measures shall refer to an entity or individual that has the appropriate capability of risk identification and risk tolerance, that invests at least RMB 1 million in a single Private Fund, and that meets any of the following standards: (1) the qualified investor, if it is an entity, shall have net assets of not less than RMB 10 million; or (2) the qualified investor, if being a natural person, shall have financial assets of not less than RMB 3 million or average annual personal income of not less than RMB 500,000 in the past three years. And the following investors shall be deemed as qualified investors: (1) social security funds, enterprise annuities and other pension funds, the charitable fund and other social non-profit funds; (2) duly-established investment schemes that have been filed with the AMAC; (3) Managers of Privately-raised Funds and their practitioners who invest in the Private Funds under their management; and (4) other investors prescribed by the CSRC. Where the investment in the Private Funds is directly or indirectly made through pooling the funds of multiple investors in unincorporated forms such as partnership or contract, managers of Private Funds and institutions selling Private Funds shall penetrate the investment to review whether the ultimate investor is qualified investor or not and calculate in a consolidated manner the number of investors, provided however the investment in the Private Funds made by the investors meeting the requirements in the above Item (1), (2), (3) and (4) will not be subject to the penetrating review on whether the ultimate investor is qualified investor or not and the consolidated calculation of the number of investors.

Pursuant to the Interim Measures, when raising fund for the Private Funds, the managers of Private Funds and institutions selling Private Funds are prohibited from, among other things, (i) raising capitals from entities and individuals other than qualified investors; (ii) promoting Private Funds to non-specific investors through newspapers, periodicals, radio, television, the Internet and other public media, or by way of lectures, seminars or analysis forums, notices or blogs, leaflets, SMS or WeChat messages or emails, etc; or (iii) making commitments to investors that their investment is principal-protected or guaranteed with minimum returns. Further, the managers or sales institution are required to take assessment or other measures to assess the ability of an investor to identify and tolerate risks and to recommend Private Funds to investors with corresponding risk identification and risk bearing capability. And the investor shall ensure that its investment funds come from legitimate sources, and shall not illegally pool the funds of others to invest in Private Funds.

As a self-regulatory organization, AMAC has issued some relevant regulations which may exert influence on fund management, such as the Guidance of Outsourcing Service for Fund Business (for Trial Implementation), the Self Disciplinary Rules for Practices of Fund Practitioners.

Before the Interim Measures, private funds mainly established in the form of limited liability partnerships and since the issuance of the Interim Measures, contract-based funds have arisen in the market. In 2010, we started our fund management business by forming a fund of private equity funds, and in 2014, we further enhanced our fund management business by forming contract-based funds.

Regulations on Asset Management Plans

According to the CSRC, qualified mutual fund management companies and securities companies may be entrusted by clients to engage in asset management business.

Asset Management Plans by Mutual Fund Management Companies. On September 26, 2012, the CSRC promulgated Pilot Measures for Asset Management Services Provided by Mutual Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012. These Pilot Measures apply to activities whereby a mutual fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, and engages a custodian institution to act as the asset custodian and make investments with the entrusted assets in the interest of the asset entrusting clients. According to the Pilot Measures, the assets under an asset management plan may be used for the following investments: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing tools, asset-backed securities, commodity futures and other financial derivatives; (ii) shares, claims and other property rights not transferred through a stock exchange; and (iii) other assets approved by the CSRC. A specific asset management plan investing in any assets specified in subparagraphs (ii) or (iii) above is called a special asset management plan. In addition, a mutual fund management company shall conduct special asset management plan business only through its subsidiary and not by itself. Where an asset manager provides the specific asset management services for multiple clients, the number of entrusting clients of a single asset management plan may not exceed 200. A single investor’s investment into an asset management plan shall be no less than RMB1 million; the number of investors whose investment is less than RMB3 million of one entrustment is limited to 200, while the number of investors whose investment is more than RMB3 million is not limited. The total assets entrusted by the clients initially shall not be less than RMB30 million and not more than RMB5 billion, unless otherwise provided by the CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified for the sale of mutual funds. In early 2014, the CSRC and Shanghai Branch of the CSRC respectively promulgated new circulars, pursuant to which subsidiaries of mutual fund management companies are prohibited from serving as the channel through asset management plans for multiple specific clients or engaging in fund pool business.

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

Transfer of units of Asset Management Plans by Mutual Fund Management Companies and Securities Companies. On August 19, 2013, the Shanghai Stock Exchange promulgated the Notice of the Shanghai Stock Exchange on Providing Transfer Services for Units of Asset Management Plans, which was replaced by the Guidance of Shanghai Stock Exchange on Transfer Services for Units of Asset Management Plans, promulgated by Shanghai stock Exchange on April 4, 2014. On August 20, 2013, the Shenzhen Stock Exchange promulgated the Guidance of Shenzhen Stock exchange on Transfer Services for Units of Asset Management Plans, which was replaced by the Operational Guidance of Shenzhen Stock Exchange on Transfer Services for Units of Asset Management Plans, promulgated by Shenzhen Stock Exchange on Dec 29, 2014. The above mentioned guidances are collectively referred to as Guidance on Transfer of Units. According to Guidance on Transfer of Units, mutual fund management companies and securities companies may apply to transfer the units of collective asset management plans of securities companies and units of the client-specific asset management plans of mutual fund management companies through the Shanghai Stock Exchange and Shenzhen Stock exchange.

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

Pursuant to the Trust Plan Rules, when promoting the trust plan, a trust company must use appropriate materials with detailed disclosure and is prohibited from, among other things, (i) promising minimum returns on or guaranteeing protection of the entrusted funds; (ii) engaging in public marketing or promotion; or (iii) engaging a non-financial institution to promote the trust plan. Based on our understanding, “promotion” of trust plans under the Trust Plan Rules refers to promotion and marketing activities which involve signing trust contracts with participants of trust plans directly. As we do not sign trust contracts with the participants of trust plans and handle funds of participants of the trust plans in providing wealth management services with respect to trust products, we do not believe we are promoting trust plans in such circumstances. In April and May, 2014, the CBRC respectively issued new rules its implementation rules, which prohibit a trust company from directly or indirectly promoting trust plans by way of advice, consultation and brokerage through non-financial institutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the Chinese governmental authorities order trust companies in China to cease their promotion of collective fund trust plans, or trust plans, through non-financial institutions such as us, our business, results of operations and prospects would be materially and adversely affected.”

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

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 as further amended in 2002, 2009 and 2014. According to the PRC Insurance law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

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

Regulation on Non-financial Institution Payment Services

According to the Administrative Measures for the Payment Services Provided by Non-financial Institutions, or the Payment Services Measures, promulgated by the People’s Bank Of China on June 14, 2010 and effective as of September 1, 2010, as a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the People’s Bank Of China, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without such license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the People’s Bank Of China and then submitted to the People’s Bank Of China for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

A payment institution is required to conduct its business within the scope of business indicated in its payment business license, and may not undertake any business beyond that scope or outsource its payment business. No payment institution may transfer, lease or lend its payment business license.

We intend to rely on Shanghai Noah Jintong Data Services Co., Ltd. to provide payment and escrow services for our internet finance business while it is still in the process of applying for payment business license from the People’s Bank Of China. We are now only engaged in data transfer and never process the cash flow of the transactions, the online payment services are provided by qualified third parties in cooperation with us.

Regulations on the operation of value-added telecom services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the Ministry of Industry and Information Technology, or MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

We are now in the process of applying for the ICP license requisite for our internet finance business while there’s no guarantee that we may obtain such ICP license. See “Item 3.D. Key Information—Risk Factors—If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

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

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalog, or the Foreign Investment Catalog, in 2005, which was subsequently revised. The Foreign Investment Catalog sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that are not indicated as any of the above categories under the Foreign Investment Catalog are permitted areas for foreign investment. The current version of the Foreign Investment Catalog came into effect in March 2015.

Pursuant to the current Foreign Investment Catalog, the provision of consulting services, that we are engaged in, is a permitted area of foreign investment. Before March 2015, insurance brokerage falls within the industries where foreign-invested companies is restricted while pursuant to the current version of the Foreign Investment Catalog, insurance brokerage business falls within the industries in which foreign investment is permitted

However, currently foreign-invested companies engaged in insurance brokerage business are subject to more stringent requirements than Chinese domestic enterprises. Specifically, the foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least 30 years of track record in the insurance brokerage business.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business, mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies do not comply with PRC government restrictions on foreign investment in such business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, distribution of mutual fund and asset management plans, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2014, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2014. However, as there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if Noah Holdings limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

United States Foreign Account Tax Compliance Act

The United States has passed the Foreign Account Tax Compliance Act, or FATCA, that imposes a new reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the US Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. The Company will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such Law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, we cannot assure you that we will not be adversely affected by this legislation in the future.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the Renminbi fund from the settlement of foreign currency capital including a business contract must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary and other penalties. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Noah Rongyao, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. On March 30, 2015, SAFE issued the SAFE Circular 19, which will take effect and replace SAFE Circular 142 from June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

On Feb 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 37, which will take effect on June 1, 2015. Circular 13 specifies that the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which terminated the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, and became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which will take effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in SPVs pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities in China and Hong Kong. We currently mainly operate our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	China	Wholly-owned subsidiary
Shanghai Noah Financial Services Co., Ltd. (1)	China	Wholly-owned subsidiary
Kunshan Noah Xingguang Investment Management Co., Ltd.	China	Wholly-owned subsidiary
Noah Holdings (Hong Kong) Limited	Hong Kong	Wholly-owned subsidiary
Shanghai Rongyao Information Technology Co., Ltd.	China	Wholly-owned subsidiary
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	China	Wholly-owned subsidiary
Tianjin Noah Wealth Management Consulting Co., Ltd	China	Wholly-owned subsidiary
Noah Commercial Factoring Co., Ltd.	China	Wholly-owned subsidiary
Shanghai Noah Yijie Finance Technology Co., Ltd.	China	Majority-owned subsidiary
Shanghai Noah Investment Management Co., Ltd.	China	Consolidated affiliated entity
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	China	Consolidated affiliated entity
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	China	Consolidated affiliated entity
Tianjin Gopher Asset Management Co., Ltd. (2)	China	Consolidated affiliated entity
Gopher Asset Management Co., Ltd. (3)	China	Consolidated affiliated entity
Wuhu Gopher Asset Management Co., Ltd.	China	Consolidated affiliated entity
Zhejiang Vanke Noah Assets Management Co., Ltd.	China	Consolidated affiliated entity
Shanghai Gopher Asset Management Co., Ltd.	China	Consolidated affiliated entity
Shanghai Gopher Blue Ray Investment Management Co., Ltd.	China	Consolidated affiliated entity

(1)	Formerly known as Shanghai Noah Yuanzheng Investment Consulting Co., Ltd.
(2)	Previously translated as “Tianjin Gefei Asset Management Co., Ltd.”
(3)	Previously translated as “Gefei Asset Management Co., Ltd.”

In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, Noah Investment primarily focused on the distribution of OTC wealth management products to high net worth individuals in China.

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

In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gopher Asset Management Co., Ltd., or Tianjin Gopher, and Gopher Asset from Shanghai Noah Financial Services Co., Ltd. at cost in order to facilitate the development of fund of funds, a part of our asset management business. Three affiliated institutions managed by Tianjin Gopher and Gopher Asset have received private investment fund manager registration certificates in China, which enable such affiliated institutions to launch self-developed products at lower costs. Tianjin Gopher and Gopher Asset mainly serve as a general partner in fund of private equity funds, hedge funds and real estate funds. Such funds have invested in and plan to continue to invest in equity funds with portfolio companies that may prefer to remain wholly PRC owned. As of the date of this annual report, Gopher Asset has grown to be the core of our asset management business, having become a leading asset management company in China focused on fund of funds in private equity, real estate, hedge funds, credit products and family office business, offering both investment opportunities in RMB and USD in all of the these products.

We primarily conduct our internet finance business through Shanghai Noah Yijie Finance Technology Co., Ltd., our majority-owned subsidiary in which we hold 90% interest as of the date of this annual report.

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

Share Pledge Agreement. All shareholders of Noah Investment have entered into a share pledge agreement with Noah Rongyao in September 2007, under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the exclusive option agreement and Noah Investment’s obligations under the exclusive support service agreement. If Noah Investment or its shareholders violates any of their respective obligations under the exclusive support service agreement or the exclusive option agreement, Noah Rongyao, as the pledgee, will be entitled to certain rights, including the right to sell the pledged share interests. The term of the share pledge is same as that of the exclusive option agreement

Powers of Attorney. Each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of Noah Investment, including the right to attend shareholders meeting, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interest in Noah Investment.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business and other business do not comply with PRC government restrictions on foreign investment in insurance brokerage business or other businesses, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to insurance brokerage, distribution of mutual fund and asset management plans, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment

Our corporate headquarters of wealth management, asset management and internet finance, consisting of approximately 5,506, 1,552 and 870 square meters of leased office space separately, are located in Shanghai, China. Our 94 branch offices lease approximately 23,692 square meters of office space in aggregate. Our overseas business is mainly conducted by our Hong Kong office, with 445 square meters of leased office space.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F

A.	Operating Results

Overview

We are a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. We offer a broad range of wealth management and asset management services, managing our own fund of funds and real estate fund products, as well as internet finance services. We believe our wealth management, asset management and internet finance businesses complement each other and enable us to provide customized solutions to our clients.

We primarily distribute OTC wealth and OTC asset management products that are originated mainly in China. The wealth management products and asset management products we distribute include fixed income products, private equity fund products, private securities investment fund products and high-end insurance products. As part of our asset management business, we raise and manage asset management products, primarily including fund of funds products and real estate fund products. More recently, we also offer internet finance solutions to white-collar professionals and high net worth individuals. With 779 relationship managers in our 94 branch offices as of December 31, 2014, our coverage network encompasses China’s most economically developed regions where high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Since our inception in 2005, the aggregate transaction value of the products distributed by us through our wealth management business amounted to RMB180.4 billion (US$28.6 billion). The number of our registered clients, which include (i) registered high net worth individuals, (ii) registered enterprise clients and (iii) wholesale clients which have entered into cooperation agreements with us, has grown to 70,557 as of December 31, 2014. From the fourth quarter of 2013, we started distributing high-end insurance products and offering small short-term loans as services to our existing clients, and in the second quarter of 2014, we began offering more internet finance services, including private banking services for white-collar professionals, online peer-to-peer lending for high net worth individuals, and online payment and product information systems.

We derive revenues from three business segments: wealth management, asset management and internet finance. We generate revenues primarily from (i) one-time commissions derived from wealth management products, paid by product providers or underlying corporate borrowers, based on the value of the wealth management products purchased by our clients; (ii) recurring service fees paid by providers of certain types of wealth and asset management products, based on the value of such products purchased by our clients or the net asset value of the portfolio underlying the products purchased by our clients; and (iii) other service fees, primarily including (a) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products that are part of our wealth management business; (b) performance-based interest revenues from some funds, including private equity funds and real estate funds, previously distributed by us and funds raised and managed by us as part of our asset management business; and (c) revenues generated by our internet finance services.

We have experienced significant growth in recent years. For the past three years, our net revenues increased from US$86.7 million in 2012 to US$163.8 million in 2013 and US$247.9 million in 2014, representing a CAGR of 69.1%. We recorded a net income attributable to Noah shareholders of US$22.8 million in 2012, US$51.4 million in 2013 and US$72.4 million in 2014. The net income amounts have included the impact of non-cash charges relating to share-based compensation in an aggregate amount of US$4.0 million, US$5.2 million and US$5.3 million in 2012, 2013 and 2014, respectively.

Factors Affecting Our Results of Operations

We have benefited from the overall economic growth, the growing high net worth and white-collar population and the increasing demand for sophisticated and personalized wealth management solutions through different platforms in China, which we anticipate will continue to increase as the overall economy and the high net worth population and white-collar population continue to grow in China. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on China’s wealth management services industry, which in turn may harm our business and results of operations.

Our financial condition and results of operations are more directly affected by factors specific to our company, primarily including the following:

•	number of clients;

•	average transaction value per client;

•	product mix; and

•	operating cost and expenses.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients. We primarily serve three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. Our current core business is the distribution of wealth management and asset management products to high net worth individuals, which contributed 84.3%, 77.2% and 77.9% of our total revenues in 2012, 2013 and 2014, respectively. Our newly launched internet finance business targets white-collar professionals as part of its primary client base, although it also serves high net worth individuals. The number of our clients, particularly the number of our high net worth individual clients, is a key factor affecting our results of operations. An increasing number of high net worth individual clients may also result in a growing number of enterprise clients, as many high net worth individuals in China own or control small and medium enterprises. In addition, as our internet finance business expands, we also serve an increasing number of white-collar professionals, who form a significant portion of the expanding middle class in China.

We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients” and those registered clients who purchase wealth or asset management or internet finance products or services distributed by us during any given period as “active clients” for that period. We do not include the white-collar professionals who utilize some of our internet finance services in either our “registered clients” or “active clients” measures, due to the unique nature and scale of the services provided to such white-collar professionals. The cumulative number of our registered clients increased from 40,305 as of December 31, 2012 to 53,501 as of December 31, 2013 and to 70,557 as of December 31, 2014, while the number of our active clients increased from 152 in 2012 to 6,445 in 2013 and to 9,010 in 2014. Although we generate no revenue from those registered clients who currently do not purchase products or services we distribute, with an increasing number of registered clients, we have the opportunity to introduce and recommend wealth management, asset management and internet finance products and services to a greater number of high net worth individuals, enterprises and wholesale clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products we distribute and the services we provide. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of products we distribute and services we provide through our wealth management business, which in turn affects the amount of our revenue, primarily one-time commissions and recurring service fees. Average transaction value per client refers to the average value of wealth management products and asset management products we distribute and internet finance services we offer that are purchased by our active clients during a given period. The average transaction value per client increased 17.1% from RMB6.1 million in 2012 to RMB6.9 million (US$1.1 million) in 2013, primarily because individuals purchased more products distributed by us when their previously purchased products matured in 2013. The average transaction value per client for the wealth management business increased 2.0% from RMB6.9 million in 2013 to RMB7.0 million (US$1.1 million) in 2014, primarily because individuals purchased more products distributed by us when their previously purchased products matured in 2014.

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

Product Mix

Our product mix affects our revenues and operating profit. We distribute to our clients a wide array of wealth management and asset management products that are originated in China and Hong Kong. These include five types of wealth management products: (i) fixed income products, mainly including asset management plans, real estate funds managed by us and collateralized fixed income products sponsored by trust companies, each of them provide investors with prospective fixed rates of return; (ii) private equity fund products, including investments in various private equity funds sponsored by domestic and international asset/fund management firms, real estate funds and fund of funds managed by us, the underlying assets of which are portfolios of equity investments in unlisted private companies and asset management plans, the underlying assets of which are portfolios of equity investments in unlisted private companies; (iii) private securities investment fund products, the underlying assets of which are publicly traded stocks; (iv) insurance products; and (v) mutual fund products. In addition, we also offer three types of asset management products: (i) real estate funds and real estate funds of funds, including funds and funds of funds for residential as well as commercial real estate properties such as office buildings and retail property in China and overseas; (ii) private equity funds of funds, including investments in the top domestic private equity funds in China; and (iii) secondary market equity funds of funds and other fixed income funds of funds, including secondary market private equity funds, public equity funds, international funds, U.S. dollar-denominated hedge funds, multi-strategy hedge funds, investment funds, core fund of funds and funds with certain types of credit asset classes in China and overseas, as well as family office services and customized manager of manager services. Beginning in 2014, we also offer internet finance services, which include small short-term loans, private banking services for white-collar professionals, online peer-to-peer lending for high net worth individuals and online payment and product information systems.

The composition and level of revenues that we derive from the products are affected by product type. The product type determines whether we can receive one-time commissions only, or both one-time commissions and recurring service fees, although average fee rates do not differ substantially across different product types. For wealth management products, we receive one-time commissions paid by product providers or underlying corporate borrowers, calculated as a percentage of the value of the products that our clients purchase. In addition, for wealth management products other than fixed income products sponsored by third parties and for most asset management products, we also receive recurring service fees or management fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products. We also generate revenues from other sources, primarily including (a) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing mutual fund products, (b) performance-based revenues from some funds, including private equity funds and real estate funds, previously distributed by us and funds raised and managed by us and (c) service fees paid by clients for the internet finance services we provide.

Wealth Management Products

The table below sets forth the total value of different types of wealth management products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed, during the periods indicated:

	Years Ended December 31,
	2012		2013		2014
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	17,199	68.4	35,723	80.3	40,212	6,527	63.5
Private equity fund products	7,051	28.1	6,406	14.4	11,971	1,943	18.9
Other products, including mutual fund products*, private securities investment funds and insurance products	872	3.5	2,358	5.3	11,188	1,816	17.6

All products	25,122	100.0	44,487	100.0	63,371	10,286	100.0

*	The mutual fund products refer to the incremental value of mutual fund products distributed by us.

Revenues from distributing fixed income products sponsored by trust companies decreased in 2013 as we distributed more asset management plans and real estate funds we manage.

In 2012, we decreased distribution of private securities investment fund products and investment-linked insurance products due to volatilities in the PRC and foreign stock markets. In the fourth quarter of 2013, we increased the distribution of insurance products in order to better serve our customers. In 2014, our most popular insurance policies are high-coverage accident injury insurance and global medical insurance products, and we launched new high-end medical insurance, general accident insurance, aviation accident insurance, serious and terminal illness insurance and life insurance. In the second quarter of 2012, we began to distribute mutual fund products. Through Noah Upright, one of Noah Investment’s subsidiaries, we received a license in February 2012 to distribute mutual fund products. In 2013, we increased distribution of these products in response to an increase in the demand for liquidity management. Fees generated from private securities investment funds, insurance products and mutual fund products have been insignificant to our financial results in 2012, 2013 and 2014. Therefore, we combine the total value of these products in the table above.

Starting from 2010, Noah Investment and its subsidiaries mainly focus on the insurance brokerage business, given that one of Noah Investment’s subsidiaries holds an insurance brokerage license. On February 22, 2012, CSRC granted Noah Upright, one of Noah Investment’s subsidiaries, a mutual fund distribution license, and we started our mutual fund distribution business thereafter. Starting from the fourth quarter of 2013, we carry on our small short-term loans business through Noah Financial Express (Wuhu) Microfinance Co. Ltd. See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—C. Organizational Structure.” Our subsidiaries, Noah Rongyao and its subsidiaries, Noah Technology and Noah Xingguang mainly carry out our OTC wealth management product distribution business. The revenues generated by our subsidiaries as a percentage of our net revenues were 91.7% in 2012, 78.8% in 2013 and 62.9% in 2014. The revenues generated by Noah Investment and Noah Rongyao Management Consulting Company Limited and their subsidiaries as a percentage of our net revenues were 8.3% in 2012, 21.2% in 2013 and 37.1% in 2014. Our insurance brokerage business currently represents an insignificant percentage of our revenues. However, we expect that revenues generated by Noah Investment and Noah Rongyao Management Consulting Company Limited may increase with the development of mutual fund and asset management business. Similarly, our small short-term loans business currently represents an insignificant percentage of our revenues.

Asset Management Products

We are growing our proprietary assets management business under Noah Investment. In May 2010, we started distributing our own fund of funds products under our management. These fund products’ lives typically range from 5 to 7 years. In 2012, we began distributing real estate funds under our management. Such real estate funds are either fixed income products or private equity fund products, depending on the underlying assets, and their lives range from 0.5 to 5 years. As we receive recurring service fees over the life cycle of these funds, our distribution of these products represent a source of steady flow of recurring revenues. Our fees generated from asset management products increased from US$4.0 million in 2012 to US$22.8 million in 2013 and to US$59.3 million in 2014. Revenues generated from asset management products now represent over 24% of our overall total revenues.

	As of December 31,
	2013		2014
	RMB in billions	%	RMB in billions	US$ in billions	%
Product type
Real estate funds and real estate funds of funds	23.9	76.5	31.0	5.0	62.4
Private equity funds of funds	4.0	12.8	10.4	1.7	20.9
Secondary market equity funds of funds and other fixed income funds of funds	3.4	10.7	8.3	1.4	16.7

All products	31.3	100.0	49.7	8.1	100.0

Internet Finance Products

From the second quarter of 2014, we offered a range of internet finance services. We launched Yuan Gong Bao, an internet finance platform that provides financial products and services to white-collar professionals in China. This platform initially provided private banking services to white-collar professionals through cooperation with quality enterprises that employ white-collar professionals targeted by the platform and is now open to all white-collar professionals. We further offer peer-to-peer online lending among high net worth individuals, providing both investment opportunities and loans, collateralized by our financial products or real estate properties, and small short-term loans. Our internet finance business generates service fees collected from clients for the services we provide and interest for small short-term loans.

Operating Cost and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salary and commissions for our relationship managers, share-based compensation expenses, bonus related performance-based income, and other employee salary and bonuses, (ii) selling expenses, (iii) general and administrative expenses and (iv) other operating expenses, deducting government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

The number of our employees was 1,015, 1,274 and 1,860 as of December 31, 2012, 2013 and 2014, respectively. The increase was primarily a result from the expansion of our relationship manager and product design team. We plan to continue to expand our coverage network, especially outside of China, and anticipate that our operating expenses related to compensation and benefits will increase as a result of hiring new employees.

The number of our branch offices was 57, 69 and 94 as of December 31, 2012, 2013 and 2014, respectively. We closed certain branch offices to streamline our operations in 2012. Our rental expenses have increased due to the rising real estate prices and the expansion of our headquarters from 2012 to 2014.

Our operating costs and expenses include share-based compensation charge related to the share options or restricted shares granted to employees. We expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which range from 5.4% to 5.5% of gross revenue in 2012, 2013 and 2014. In 2012, 2013 and 2014, we recorded net revenues of US$86.7 million, US$163.8 million and US$247.9 million, respectively. Our net revenues come from three business segments: wealth management, asset management and internet finance.

We derive revenues primarily from the following sources and business segments:

One-time commissions.

•	for wealth management: paid by the wealth management product providers or the underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients. We generally receive the one-time commission from product providers or underlying corporate borrowers upon the establishment of a wealth management product;

•	for asset management: we generally receive one-time commission for directly distributing certain asset management products to our clients.

Recurring service fees are charged when we are engaged by product providers to provide recurring services to our clients who have purchased their products, including:

•	for wealth management: (i) recurring service fees over the life cycle of the private equity fund products previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients, at the establishment date of the wealth management product; (ii) recurring service fees for investments in funds focusing on publicly traded stocks and insurance products, which are paid on a periodic basis and calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by our clients;

•	for asset management: includes recurring service fees over the life cycle of the funds previously distributed by us to our clients and later managed by us, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients;

Other service fees are derived from mutual fund distribution, small short-term loan, internet finance business and other businesses.

•	for wealth management: upfront subscription fees, management fees and exit fees, paid by fund companies for distributing of mutual fund products;

•	for asset management: performance-based revenues from some funds, including private equity funds of funds, real estate funds and real estate funds of funds, and secondary market equity funds of funds, previously distributed by us and funds raised and managed by us;

•	for internet finance: service fees paid by clients for the private banking or loan facilitation services we provide, including for small short-term loan services.

The table below sets forth the amounts of total one-time commissions, recurring service fees and other service fees, respectively, for our wealth management business, asset management business and internet finance business, respectively, for the periods indicated:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Wealth Management Business
Net revenues:
One-time commissions	39,486,943	57,760,283	68,698,354
Recurring service fees	25,062,455	28,434,140	39,462,923
Other service fees	971,923	4,944,510	3,491,867
Third-party net revenues	65,521,321	91,138,933	111,653,144

One-time commissions	9,392,131	20,404,683	29,322,581
Recurring service fees	12,612,020	37,492,722	55,589,582
Other service fees	—	190,912	407,565
Related party net revenues	22,004,151	58,088,317	85,319,728

Total revenues	87,525,472	149,227,250	196,972,872
Less: business taxes and related surcharges	(4,833,186)	(8,237,942)	(11,129,939)

Net revenues	82,692,286	140,989,308	185,842,933

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Assets Management Business
Net revenues:
One-time commissions	—	212,326	—
Recurring service fees	259,527	4,517,205	12,429,215
Other service fees	—	120,603	2,655,721
Third-party net revenues	259,527	4,850,134	15,084,936

One-time commissions	—	436,911	—
Recurring service fees	3,978,573	18,015,713	35,291,220
Other service fees	—	788,927	12,038,725
Related party net revenues	3,978,573	19,241,551	47,329,945

Total revenues	4,238,100	24,091,685	62,414,881
Less: business taxes and related surcharges	(234,880)	(1,309,160)	(3,127,877)

Net revenues	4,003,220	22,782,525	59,287,004

Years Ended December 31,
2014
$
Internet Finance Business
Net revenues:
One-time commissions	—
Recurring service fees	—
Other service fees	2,716,889
Third-party net revenues	2,716,889

One-time commissions	—
Recurring service fees	4,867
Other service fees	139,052
Related party net revenues	143,919

Total revenues	2,860,808
Less: business taxes and related surcharges	(122,653)

Net revenues	2,738,155

In the past, our one-time commissions from our wealth management business accounted for the majority of our net revenues. Starting in 2013, our recurring service fees constituted the majority of our net revenues, primarily due to an increase in assets under our management.

We also receive performance-based revenues from some private equity funds previously distributed by us and funds for which we serve as the general partners. We anticipate that our performance-based revenues from these sources may increase in the future.

Operating Cost and Expenses

Our operating cost and expenses currently consist of compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. The following table sets forth the components of our operating cost and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
Operating cost and expenses:
Compensation and benefits	42,374,929	48.8	73,043,620	44.6	119,610,072	48.3
Selling expenses	13,449,421	15.5	16,660,044	10.2	23,896,620	9.6
General and administrative expenses	8,901,330	10.3	18,087,184	11.0	24,611,880	9.9
Other operating expenses	419,822	0.5	734,300	0.4	4,861,700	2.0
Government subsidies	(4,295,029)	(5.0)	(5,323,670)	(3.3)	(14,792,142)	(6.0)

Total operating cost and expenses	60,850,473	70.2	103,201,478	63.0	158,188,130	63.8

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, share-based compensation expenses, bonus related to performance-based income, and salaries and bonuses for our middle-office and back-office employees. In 2012, 2013 and 2014, we incurred performance-based commissions to the relationship managers of US$8.9 million, US$22.5 million and US$34.7 million, respectively, representing 10.2%, 13.8% and 14.0% of our net revenues in the same period, respectively. We anticipate that our compensation and benefits will continue to increase as we hire more relationship managers for our existing and new branch offices and distribute more wealth management products.

Share-Based Compensation Expenses

Our operating cost and expenses include share-based compensation expenses due to grants of stock options to our employees and directors and the vesting of restricted shares. Share-based compensation was included in compensation and benefits for the years ended December 31, 2012, 2013 and 2014, respectively. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2012		2013		2014
	US$	%	US$	%	US$	%
Share options	1,437,201	1.7	205,699	0.1	1,464,233	0.6
Restricted shares	2,561,347	2.9	5,040,248	3.1	3,834,496	1.5

Total share-based compensation	3,998,548	4.6	5,245,947	3.2	5,298,729	2.1

We adopted a share incentive plan in 2008 and another share incentive plan in 2010.

Selling Expenses

Our selling expenses primarily include expenses associated with the operations of branch offices, such as rental expenses, and expenses attributable to marketing activities. We expect that our selling expenses will continue to increase as we expand our coverage network and organize more events to promote our brand recognition, increase client loyalty and attract potential clients.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. We anticipate that our general and administrative expenses will continue to increase as we incur additional costs in connection with the expansion of our business operations.

Other Operating Expenses

Our other operating expenses mainly included costs incurred directly in relation to our revenues. We anticipate that our other operating expenses will continue to increase along with the expansion of our businesses.

Government Subsidies (previously Other Operating Income)

Previously named “other operating income,” government subsidies are cash subsidies received in the PRC from local governments as incentives for investing in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating cost and expenses.

Share Options

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

On February 25, 2014, we granted options to purchase a total of 6,667 ordinary shares to our independent directors at an exercise price of US$31.10. Among them, the options to purchase 5,000 ordinary shares have a less than one-year vesting schedule with 25% of the options vesting on February 25, 2014, 25% of the options vesting on July 25, 2014, and the remaining 50% of the options vesting on February 25, 2015; and the options to purchase 1,667 ordinary shares have a four-month vesting schedule with 25% of the options vesting on February 25, 2014 and the remaining 75% vesting on June 25, 2014.

On April 15, 2014, we granted options to purchase a total of 398,500 ordinary shares to our newly appointed independent directors at an exercise price of US$27.82. The options have a four-year vesting schedule with 25% of each option vesting on the first anniversary of the applicable grant date and the remainder vesting ratably over the next 36 months.

On May 7, 2014, we granted options to purchase a total of 2,500 ordinary shares to one of our independent directors at an exercise price of US$26.86. The options have a 5-month vesting schedule with 25% of the options vesting on the vesting commencement date and the remaining vesting about 5 months after the vesting commencement date.

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

On August 6, 2014, we granted 19,375 restricted shares to certain independent directors to replace options previously granted to them and modified the purchase price of the unvested restricted shares from an average of US$37.07 per share to zero, but other conditions remained unchanged. We compared the fair value of the modified options against the original awards as of the modification date and concluded that there remains a US$0.3 million incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period.

We recorded US$1.4 million, US$0.2 million and US$1.5 million for share-based compensation expenses related to share options expenses in 2012, 2013 and 2014, respectively. 75,694,153,015 and 128,457 share options were exercised during 2012, 2013 and 2014, respectively. As of December 31, 2014, there was US$5.5 million unrecognized compensation expenses related to unvested share options granted under our share incentive plan, which is expected to be recognized over a weighted-average period of 3.29 years.

Restricted Shares. On November 10, 2012, we issued 11,000 restricted shares under the 2010 share incentive plan to our independent directors. The restrictions on these restricted shares have a one-year vesting schedule with restrictions on 25% of the restricted shares removed on November 10, 2012, 25% removed on May 10, 2013 and the remaining 50% removed on November 10, 2013.

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

On April 15, 2014, we issued 75,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to certain employees. The restrictions on these restricted shares have a four-year vesting schedule with restrictions on 25% of the restricted shares to be removed on the first anniversary of the issue date and the remainder to be removed ratably over the next 36 months.

On August 6, 2014, we granted 19,375 restricted shares to certain independent directors to replace options previously granted and modify the purchase price of the unvested restricted shares from an average of $37.03 per share to zero, but other conditions remain unchanged. We compared the fair value of the modified awards against the original awards as of the modification date and concluded that there remains a US$0.3 million incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period.

On December 19, 2014, we issued 8,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to a newly appointed independent director. The restrictions on these restricted shares have a two-year vesting schedule with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date.

As of December 31, 2014, there was US$4.5 million in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.94 years.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries have not generated any assessable income for the years ended December 31, 2012, 2013 and 2014.

PRC

Our PRC subsidiaries and our PRC variable interest entity and their respective subsidiaries were established in the PRC and as such are subject to business tax (or value-added tax if it applies to us in the future), education surtax and urban maintenance and construction tax on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rates ranging from 5.4% to 5.5%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) at our accounting policy decision under U.S. GAAP. We have elected to report such business tax and related surcharges on a net basis as a reduction of revenues. Business tax and related surcharges of US$5.1 million, US$9.5 million and US$14.4 million are deducted from our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

In addition, our PRC subsidiaries, our PRC variable interest entity and its subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. On January 1, 2008, the PRC Enterprise Income Tax Law in China took effect and it applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

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

Consolidation of Variable Interest Entities

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

We believe that our contractual arrangements with Noah Investment are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of Noah Investment may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

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

In 2012, Gopher Asset and its subsidiaries invested in two private equity funds of funds, thirty-eight real estate funds and real estate funds of funds newly established in 2012; in 2013, Gopher Asset and its subsidiaries invested in three private equity funds of funds, seventy-five real estate funds and real estate funds of funds, two secondary market equity funds of funds and eight other fixed income funds of funds newly established in 2013. Gopher Asset held no more than 2.3% equity interests in these real estate funds and real estate funds of funds and no more than 5.0% equity interest in these private equity funds of funds as a general partner. In 2014, Gopher Asset and its subsidiaries invested in sixteen private equity funds of funds, fourteen real estate funds and real estate funds of funds, fifteen secondary market equity funds of funds and twelve other fixed income funds of funds newly established in 2014. Gopher Asset held no more than 1.7% equity interests in these real estate funds and no more than 5.0% equity interest in these real estate funds of funds and private equity funds of funds as a general partner.

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

Recurring Service Fees. Recurring service fees from product providers depend on the type of wealth management product our client purchased and are calculated as either (1) a percentage of the total value of investments in the wealth management products purchased by our clients, calculated at the establishment date of the wealth management product or (2) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

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

Other Service Fees. We also derived revenues from small short-term loan, internet finance business, performance based income of the funds it serves as fund managers and other businesses, which were recorded as other service fees and represented 0.63%, 0.48%, 6.20% and 0.87% of our total net revenue for the year ended December 31, 2014.

From November 2013, we started offering small short-term loan services. Revenue is recognized when there are probable economic benefits to us and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable. We do not charge prepayment penalties to customers.

In 2014, we started internet finance business to provide financial products and services to high net worth individuals and enterprise clients as well as white-collar professionals in China through our proprietary internet financial platforms. Revenues derived from internet finance business is recorded in other service fees.

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

	Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Revenues
Third-party revenues:
One-time commissions	39,486,943	57,972,609	68,698,354
Recurring service fees	25,321,982	32,951,345	51,892,138
Other service fees	971,923	5,065,113	8,864,477

Third-party revenues	65,780,848	95,989,067	129,454,969

Related party revenues:
One-time commissions	9,392,131	20,841,594	29,322,581
Recurring service fees	16,590,593	55,508,435	90,885,669
Other service fees	—	979,839	12,585,342

Related-party revenues	25,982,724	77,329,868	132,793,592

Total Revenues	91,763,572	173,318,935	262,248,561
Less: business taxes and related surcharges	(5,068,066)	(9,547,102)	(14,380,469)

Net Revenues	86,695,506	163,771,833	247,868,092

	Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Operating cost and expenses:
Compensation and benefits	(42,374,929)	(73,043,620)	(119,610,072)
Selling expenses	(13,449,421)	(16,660,044)	(23,896,620)
General and administrative expenses	(8,901,330)	(18,087,184)	(24,611,880)
Other operating expenses	(419,822)	(734,300)	(4,861,700)
Government subsidies	4,295,029	5,323,670	14,792,142

Total operating cost and expenses	(60,850,473)	(103,201,478)	(158,188,130)

Income from operations:	25,845,033	60,570,355	89,679,962

Other income (expenses):
Interest income	2,451,731	3,302,545	6,312,498
Investment income	3,044,856	3,924,457	3,821,469
Foreign Exchange (loss) gain	(180,856)	308,717	115,824
Other (expense) income, net	110,690	3,423	(2,386,171)
Total other income	5,426,421	7,539,142	7,863,620

Income before taxes and income from equity in affiliates	31,271,454	68,109,497	97,543,582
Income tax expense	(8,979,649)	(16,263,292)	(24,531,504)
Income from equity in affiliates, net of taxes	617,361	1,191,833	2,200,504

Net income	22,909,166	53,038,038	75,212,582
Less: net income attributable to non-controlling interests	82,712	1,602,867	2,806,078

Net income attributable to Noah Holdings Limited shareholders	22,826,454	51,435,171	72,406,504

Except for the revenues and expenses recorded by Noah Holdings Limited, our holding company, and our Hong Kong subsidiaries, the substantial majority of our revenues and expenses are denominated in Renminbi. As a result, the appreciation or depreciation in the average Renminbi to U.S. dollar exchange rate has a correlative effect on our financial results reported in U.S. dollars without taking into account any underlying changes in our business or results of operations. During the years ended December 31, 2012, 2013 and 2014, the average Renminbi to U.S. dollar exchange rate increased by 1.0%, 2.5% and decreased by 0.2% as compared to the average exchange rate in the preceding period, respectively. As such, excluding the income statement effects of all forms of revenues and expenses recorded by Noah Holdings Limited and our Hong Kong subsidiaries, our revenues, expenses, income from operations and net income attributable to ordinary shareholders increased by the same percentages, without giving effect to any changes in our business or results of operations.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased by 51.3% from US$163.8 million for the year ended December 31, 2013 to US$247.9 million for the year ended December 31, 2014. The increase was attributable to increases in both one-time commission revenues and recurring service fees for the year ended December 31, 2014.

•	For the wealth management business, our net revenues from one-time commissions increased by 25.2% from US$73.8 million for the year ended December 31, 2013 to US$92.5 million for the year ended December 31, 2014, primarily due to an increase in transaction value and average commission rate. Our net revenues from recurring service fees increased by 44.0% from US$62.3 million for the year ended December 31, 2013 to US$89.7 million for the year ended December 31, 2014, mainly due to the cumulative effect of private equity funds previously distributed by us.

•	For the asset management business, our net revenues from one-time commissions were nil for the year ended December 31, 2014 as compared to US$0.6 million for the year ended December 31, 2013. Our net revenues from recurring service fees increased significantly from US$21.3 million for the year ended December 31, 2013 to US$45.3 million for the year ended December 31, 2014, mainly due to the increase in assets under management by us since the second half of 2012. Our net revenues from other service fees were US$14.0 million for the year ended December 31, 2014, which mainly include performance-based income. We received and recognized performance-based income for the first time in 2014.

•	For the internet finance business, our net revenues were US$2.7 million for the year ended December 31, 2014, as compared to nil for the year ended December 31, 2013. We began offering a range of internet finance products and services in 2014.

Operating cost and expenses. Operating cost and expenses increased by 53.3% from US$103.2 million in the year ended December 31, 2013 to US$158.2 million in the year ended December 31, 2014, as a result of the expansion of our business.

•	For the wealth management business, our operating cost and expenses increased by 27.3% from US$89.3 million in the year ended December 31, 2013 to US$113.7 million in the year ended December 31, 2014:

•	Compensation and benefits increased 34.5% from US$64.4 million in 2013 to US$86.7 million in the year ended December 31, 2014, which is in line with the increase in revenues from the wealth management business. Our compensation and benefits in 2014 consist of relationship managers of US$51.8 million and compensation of back-office employees of US$34.9 million.

•	Selling expenses increased by 45.2% from US$15.1 million in the year ended December 31, 2013 to US$22.0 million in the year ended December 31, 2014, primarily due to increased expenses in general marketing activities, rental expenses and client related service fees.

•	General and administrative expenses decreased by 13.7% from US14.0 million in the year ended December 31, 2013 to US$12.1 million in the year ended December 31, 2014, resulting from decreases in consulting fees related to the wealth management business.

•	Other operating expenses increased significantly from US$0.7 million in 2013 to US$3.8 million in 2014, representing an increase of US$3.1 million year-over-year. The significant increase was mainly due to the expansion of our other businesses, including insurance and education, as well as the increase in bank charges in connection with the increased transaction volume through our mutual fund distribution channel.

•	Government subsidies increased significantly from US$5.0 million in the year ended December 31, 2013 to US$10.9 million in the year ended December 31, 2014, due to the subsidies received from certain local governments in the PRC in relation to the increased amount of investments we made and the taxable income such investments generated in certain local districts.

•	For the asset management business, our operating cost and expenses increased by 127.4% from US13.9 million in the year ended December 31, 2013 to US$31.6 million in the year ended December 31, 2014:

•	Compensation and benefits increased significantly from US$8.6 million in the year ended December 31, 2013 to US$23.9 million in the year ended December 31, 2014, mainly driven by the increased volume of funds under management.

•	Selling expenses increased by 2.7% from US$1.5 million in the year ended December 31, 2013 to US$1.6 million in the year ended December 31, 2014.

•	General and administrative expenses increased significantly from US4.0 million in the year ended December 31, 2013 to US$9.8 million in the year ended December 31, 2014, mainly driven by increased expenses incurred to build back-office departments, consultant expenses incurred in relation to our corporate strategy of segmentation and costs associated with the newly rented office building for our asset management business.

•	For the internet finance business, our operating cost and expenses were US$12.9 million, which mainly include compensation and benefits of US$9.1 million, selling expenses of US$0.4 million, general and administrative expenses of US$2.7 million and other operating expenses of US$0.8 million. We did not record operating cost and expenses in the year ended December 31, 2013 as we only began offering significant internet finance products and services in the second quarter of 2014.

Interest Income. Interest income increased significantly from US$3.3 million for the year ended December 31, 2013 to US$6.3 million for the year ended December 31, 2014, primarily due to an increase in cash and cash equivalents with higher interest yields.

Investment Income. Investment income was US$3.9 million for the year ended December 31, 2014, as compared to US$3.8 million for the year ended December 31, 2013.

Foreign Exchange Gain. We had a foreign exchange gain of US$115,824 for the year ended December 31, 2014, as compared to US$308,717 for the year ended December 31, 2013.

Income Tax Expense. Income tax expense increased by 50.8% from US$16.3 million for the year ended December 31, 2013 to US$24.5 million for the year ended December 31, 2014. The increase was primarily attributable to an increase in taxable income in 2014.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited increased by 40.8% from US$51.4 million for the year ended December 31, 2013 to US$72.4 million for the year ended December 31, 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our net revenues increased by 88.9% from US$86.7 million for the year ended December 31, 2012 to US$163.8 million for the year ended December 31, 2013. This increase was attributable to increases in net revenues from recurring service fees and net revenues from one-time commissions for the year ended December 31, 2013.

•	For the wealth management business, our net revenues from one-time commissions increased by 59.9% from US$46.2 million for the year ended December 31, 2012 to US$73.8 million for the year ended December 31, 2013, mainly due to the increase in the number of fund of funds and real estate funds. Our net revenues from recurring service fees increased by 75.0% from US$35.6 million for the year ended December 31, 2012 to US$62.3 million for the year ended December 31, 2013, mainly due to the cumulative effect of private equity funds previously distributed by us.

•	For the asset management business, our net revenues from one-time commissions for the year ended December 31, 2013 were US$0.6 million compare to nil in the year ended December 31, 2012. Net revenues from recurring service fees increased significantly from US$4.0 million for the year ended December 31, 2012 to US$21.3 million for the year ended December 31, 2013, mainly due to the increase in assets under management by us since the second half of 2012. Net revenues from other service fees for the year ended December 31, 2013 were US$0.9 million compare to nil in the year ended December 31, 2012.

Operating cost and expenses. Operating cost and expenses increased by 69.6% from US$60.9 million in the year ended December 31, 2012 to US$103.2 million in the year ended December 31, 2013.

•	For the wealth management business, our operating cost and expenses increased by 53.2% from US$58.3 million in the year ended December 31, 2012 to US$89.3 million in the year ended December 31, 2013:

•	Compensation and benefits increased by 59.7% from US$40.4 million to US64.4 million in the year ended December 31, 2013, including compensation of relationship managers of US$33.4 million and compensation of back-office employees of US$31.1 million, which is in line with the increase in revenues from the wealth management business.

•	Selling expenses increased by 12.8% from US$13.4 million in the year ended December 31, 2012 to US$15.1 million in the year ended December 31, 2013, primarily due to increased expenses in professional consulting fees and client related service fees as we strengthened our selling and marketing functions.

•	General and administrative expenses increased by 67.4% from US$8.4 million in the year ended December 31, 2012 to US$14.0 million in the year ended December 31, 2013, primarily due to increases in professional consulting fee and rental expenses.

•	Other operating expenses increased by 67.4% from US$0.4 million in the year ended December 31, 2012 to US$0.7 million in the year ended December 31, 2013, mainly due to an increase in client-related service fees.

•	Government subsidies increased from US$4.3 million in the year ended December 31, 2012 to US$5.0 million in the year ended December 31, 2013, due to the subsidies received from certain local governments in the PRC in relation to the increased amount of investments we made and taxable income we generated in certain local districts.

•	For the asset management business, our operating cost and expenses increased significantly from US$2.6 million in the year ended December 31, 2012 to US$13.9 million in the year ended December 31, 2013:

•	Compensation and benefits increased significantly from US$2.0 million in the year ended December 31, 2012 to US$8.6 million in the year ended December 31, 2013, mainly driven by the increased volume of funds under management.

•	Selling expenses increased significantly from US$0.04 million in the year ended December 31, 2012 to US1.5 million in the year ended December 31, 2013.

•	General and administrative expenses increased significantly from US$0.5 million in the year ended December 31, 2012 to US$4.0 million in the year ended December 31, 2013, mainly driven by increased expenses incurred to build back-office departments, and consulting fees for our asset management business.

Interest Income. Interest income increased by 34.7% from US$2.5 million in the year ended December 31, 2012 to US$3.3 million in the year ended December 31, 2013, primarily due to increases in balance of cash and cash equivalents and interest rates for our deposited cash and cash equivalents as well.

Investment Income. Investment income increased by 28.9% from US$3.0 million in the year ended December 31, 2012 to US$3.9 million in the year ended December 31, 2013, primarily attributable to an increase in investments in fixed income products.

Foreign Exchange Gain (Loss). We had a foreign exchange loss of US$0.2 million in the year ended December 31, 2012, primarily attributable to a depreciation of the Renminbi against the U.S. dollar in the second quarter of 2012 as we held more assets in Renminbi in the second quarter of 2012. We had a foreign exchange gain of US$0.3 million in the year ended December 31, 2013, primarily attributable to an appreciation of the Renminbi against the U.S. dollar.

Income Tax Expense. Income tax expense increased by 81.1% from US$9.0 million in the year ended December 31, 2012 to US$16.3 million in the year ended December 31, 2013. The increase was primarily attributable to an increase in taxable income in 2013.

Net Income attributable to Noah Holdings Limited shareholders. Net income decreased by 125.3% from US$22.8 million in the year ended December 31, 2012 to US$51.4 million in the year ended December 31, 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating cost and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, and International Accounting Standards Board, or IASB, issued their converged standard on revenue recognition. The objective of the revenue standard Accounting Standards Update, or ASU, 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. We are assessing the effect of adoption of this guidance on our consolidated financial states. In February 2015, the FASB issued ASU 2015-02, ‘‘Amendments to the Consolidation Analysis’’, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. We are currently evaluating the potential impact on the Group’s consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our series A preferred shares, the net proceeds from our initial public offering and the net proceeds from the issuance of our convertible note in early 2015. Our principal uses of cash for the years ended December 31, 2012, 2013 and 2014 were for operating activities, primarily employee compensations and rental expenses. In 2012, we used US$7.9 million to pay an annual dividend and US$8.5 million to repurchase ADSs. In 2013, we used US$7.7 million to pay an annual dividend and US$3.2 million to repurchase ADSs. In 2014, we did not pay any dividend or repurchase any shares. As of December 31, 2014, we had US$282.1 million in cash and cash equivalents, consisting of cash on hand and demand deposits which are unrestricted as to withdrawal and use and which have original maturities of three months or less from their respective dates of purchase. In March 2014, Shanghai Noah Financial Services Co., Ltd., our wholly-owned subsidiary, entered into a RMB50 million revolving credit facility agreement with PingAn Bank Co., Ltd., which expired in March 2015. As of December 31, 2014, we had outstanding bank borrowings of RMB50 million (US$8.1 million) which were subsequently fully repaid in February 2015.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to US$63.3 million, US$95.5 million and US$121.5 million as of December 31, 2012, 2013 and 2014, respectively. The increase in the restricted portion from 2012 to 2013 was mainly due to an increase in the number of our PRC subsidiaries and affiliated entities. The increase in the restricted portion from 2013 to 2014 was mainly due to an increase in the number of our PRC subsidiaries and affiliated entities. The restricted assets of our variable interest entity amounted to US$17.6 million, US$21.3 million and US$49.3 million as of December 31, 2012, 2013 and 2014, respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2012	2013	2014
	US$	US$	US$
Net cash provided by operating activities	29,953,666	93,969,758	95,135,759
Net cash used in investing activities	(34,565,150)	(17,141,870)	(14,798,221)
Net cash provided by (used in) financing activities	(13,791,999)	(3,103,229)	9,729,099
Effect of exchange rate changes	1,105,299	2,827,504	(4,098,123)
Net increases (decreases) in cash and cash equivalents	(17,298,184)	76,552,163	85,968,514
Cash and cash equivalents at the beginning of the period	136,859,336	119,561,152	196,113,315
Cash and cash equivalents at the end of the period	119,561,152	196,113,315	282,081,829

Operating Activities

Net cash provided by operating activities in 2014 was US$95.3 million, primarily as a result of net income of US$75.2 million, changes in operating assets and liabilities arising from (i) an increase in payroll accrual and welfare expenses of US$22.9 million, (ii) an increase in other current liabilities of US$12.7 million and (iii) an increase in income taxes payable of US$6.4 million, offset principally by changes in operating assets and liabilities arising from (x) an increase in amounts due from related parties of US$15.1 million, (y) an increase in other current assets of US$4.9 million and (z) an increase in deferred tax assets and liabilities of US$3.5 million. The increase in deferred revenue was primarily attributable to the increase in certain wealth management products and asset management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets. Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. The total number of wealth management products and asset management products with prepayments from product providers increased from 33 as of December 31, 2013 to 57 as of December 31, 2014.

Net cash provided by operating activities in 2013 was US$94.0 million, primarily as a result of net income of US$53.0 million, adjusted by non-cash charges from operating activities of US$6.5 million, which primarily included share-based compensation expenses of US$5.2 million and depreciation and amortization of US$2.5 million, partially offset by gain from equity in affiliates of US$1.2 million. Additional major factors that affected operating cash flows in 2013 included an increase of US$17.2 million in accrued payroll and welfare expenses, an increase of US$10.2 million in deferred revenues and an increase of US$7.6 million in other current liabilities due to increases in payables of professional service fees and accrued expenses. The increase in deferred revenue was primarily attributable to the increase in certain wealth management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets. The total number of wealth management products with prepayments from product providers increased from 13 as of December 31, 2012 to 33 as of December 31, 2013.

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

We typically received most of one-time commissions and recurring service fees after they accrued and we have no bad debt. Our accounts receivable and amounts due from related parties amounted to US$14.5 million, US$17.4 million and US$42.1 million as of December 31, 2012, 2013 and 2014, respectively. The increase in accounts receivable was primarily due to higher revenues as a result of an increase in aggregate value of wealth management products distributed by us.

Investing Activities

Net cash used in investing activities in 2014 was US$14.8 million primarily due to loans originated of US$187.3 million, purchases of trading securities investments of US$35.2 million and purchases of available for sale investments of US$18.1 million, offset principally by principal collection of loans originated of US$188.1 million, proceeds on trading securities investments of US$49.6 million and proceeds from maturity of held-to-maturity securities of US$19.7 million.

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

Financing Activities

Net cash provided by financing activities was US$9.7 million in 2014, consisting of short-term bank borrowings of US$8.0 million, contributions from non-controlling interests of subsidiaries of US$1.3 million and proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of US$0.7 million.

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

Capital Expenditures

Our capital expenditures were US$2.0 million, US$6.8 million and US$9.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management services industry. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third-party wealth management product providers and other contractors. We have eight registered trademarks in China, eight registered trademarks in Hong Kong, eight registered trademarks in Taiwan and seventy-five registered domain names worldwide.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease	23,202,855	6,076,979	8,233,913	4,129,875	4,762,088
Bank Loan	8,154,232	8,154,232	—	—	—

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	43	Co-founder, chairman and chief executive officer
Zhe Yin	41	Co-founder, director and vice president
Boquan He	55	Co-founder and director
Chia-Yue Chang	55	Director
Steve Yue Ji	43	Director
May Yihong Wu	48	Independent director
Shuang Chen	48	Independent director
Jinbo Yao	39	Independent director
Zhiwu Chen	53	Independent director
Kenny Lam	40	President
Ching Tao	46	Chief financial officer
Harry B. Tsai	53	Chief operating officer

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

Ms. Chia-Yue Chang has been our director since August 2007, the chief executive officer of Noah Upright since 2011. Ms. Chang has 23 years of experience in the asset management industry with in-depth knowledge about developing business in a dynamic financial world. Ms. Chang was the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Asia Ltd. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Steve Yue Ji has been our director since August 2007. Mr. Ji joined Sequoia Capital China in 2005 and is a partner of Sequoia Capital China. Mr. Ji currently serves as a director of several non-public portfolio companies of Sequoia Capital China. He has also been an independent director since 2010 of Country Style Cooking Restaurant Chain Co., Ltd., an NYSE-listed restaurant chain in China. Prior to joining Sequoia Capital China, Mr. Ji worked at Walden International, Vertex Management, and CIV Venture Capital, where he contributed to investments in numerous wirelesses, internet and semiconductor companies in China. From 1995 to 1998, Mr. Ji worked for Seagate Technology China. Mr. Ji received an MBA degree from China Europe International Business School in 1999 and a bachelor’s degree in engineering from Nanjing University of Aeronautics & Astronautics in 1995.

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

Mr. Shuang Chen has served as our independent director since November 2010. Mr. Chen is currently the chief executive officer and the chairman of the Management Decision Committee of China Everbright Limited, a company listed on the Hong Kong Stock Exchange (HKSE:0165), and is responsible for the overall operations of China Everbright Limited. Mr. Chen is also a director and deputy general manager of China Everbright Holdings Company Limited. Mr. Chen is currently a non-official member of the Financial Services Development Council of the Hong Kong Special Administrative Region, the chairman of the Chinese Financial Association of Hong Kong, the vice-chairman of the Chinese Securities Association of Hong Kong, and a visiting professor at East China University of Political Science and Law. Prior to joining China Everbright Group, Mr. Chen was the chief of the legal department of Bank of Communications. Mr. Chen has over 22 years of extensive experience in the commercial banking and investment banking industry. Mr. Chen holds a master of laws degree from East China University of Political Science and Law and a diploma in legal studies from the School of Professional and Continuing Education of the University of Hong Kong. Mr. Chen is a qualified lawyer in the PRC and a senior economist.

Mr. Jinbo Yao has been our independent director since December 2014. Mr. Yao is the founder, chairman of the board of directors and chief executive officer of 58.com Inc. (NYSE: WUBA). Mr. Yao is a pioneer in China’s internet industry. Prior to founding 58.com, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group (NYSE: XUE), a company he co-founded. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

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

Mr. Kenny Lam has been our president since March 2015. Mr. Lam has 14 years of experience in strategic, operational and management transformations in the financial industry. Prior to joining our company, he was a global senior partner at McKinsey & Company and a co-leader of its Asia Financial Service Practice, covering 13 markets across Asia. He has led transformational programs for leading financial institutions across China, India, Taiwan, Singapore, Hong Kong, Korea and Japan on a wide range of strategic, financial and operational topics. Before McKinsey, he worked at Shearman & Sterling LLP in New York and Hong Kong. Mr. Lam received his master’s degree in law with honors from Oxford University and his bachelor’s degree in finance magna cum laude from the Wharton School of the University of Pennsylvania, where he was a Joseph Wharton Scholar and a Benjamin Franklin Scholar.

Ms. Ching Tao has been our chief financial officer since November 2014. Ms. Tao has more than 18 years of experience in investment and financial management. Prior to joining our company, she served as the chief financial officer of Charter Group Holdings Ltd., a high-end, large-scale Chinese department store operator from 2011 to 2014. Ms. Tao worked at Goldman Sachs in Hong Kong, New York and Beijing from 1996 to 2011 and most recently was an Executive Director of the Investment Banking Division of Goldman Sachs Gao Hua Securities Company Ltd. in Beijing. Ms. Tao received an MBA from Columbia Business School in 1996 and a bachelor of arts degree from Dartmouth College.

Mr. Harry B. Tsai has been our chief operating officer since January 2012. Prior to joining our company, he was the executive vice president of Yuanta Securities of Taiwan since July 2008. Prior to that, Mr. Tsai served as the chief operating officer of ABN AMRO China from July 2004 to July 2008, and the chief operating officer of ABN AMRO Taiwan from August 1997 to August 2003. Mr. Tsai has been working in the finance industry since 1989. Mr. Tsai holds a master’s degree of science in chemical engineering from University of Southern California. Mr. Tsai also holds an MBA in finance from University of Illinois, Urbana-Champaign.

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

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB12.0 million (US$1.9 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of April 15, 2015, options to purchase an aggregate number of 87,844 ordinary shares have been granted and outstanding, and no restricted shares were issued and outstanding.

The following table summarizes, as of April 15, 2015, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

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

The following table summarizes, as of April 15, 2015, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2008 plan.

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

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 2,315,000 shares. As of April 15, 2015, options to purchase an aggregate number of 386,715 ordinary shares have been granted and outstanding and 185,969 restricted shares have been issued and outstanding.

The following table summarizes, as of April 15, 2015, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Shuang Cheng	*	12.12	**	November 9, 2010	November 9, 2020
Zhiwu Chen	*	39.29		December 13, 2013	December 13, 2023
May Yihong Wu	*	31.10		February 25, 2014	February 25, 2024
Shuang Cheng	*	31.10		February 25, 2014	February 25, 2024
Jingbo Wang	*	27.82		April 15, 2014	April 15, 2024
Zhe Yin	*	27.82		April 15, 2014	April 15, 2024
Chia-Yue Chang	*	27.82		April 15, 2014	April 15, 2024
Harry B. Tsai	*	27.82		April 15, 2014	April 15, 2024
May Yihong Wu	*	26.86		May 7, 2014	May 7, 2024
Other Individuals as a Group	398,500	27.82		April 15, 2014	April 15, 2024

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price from US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of April 15, 2015, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares	Date of Issuance
May Yihong Wu	*	Issued upon conversion of options on May 21, 2012 and August 6, 2014
Shuang Chen	*	Issued upon conversion of options on May 21, 2012 and August 6, 2014
May Yihong Wu	*	November 10, 2012
Shuang Chen	*	November 10, 2012
Jingbo Wang	*	February 4, 2013
Zhe Yin	*	February 4, 2013
Chia-Yue Chang	*	February 4, 2013
Harry B. Tsai	*	February 4, 2013
Jinbo Yao	*	December 19, 2013
May Yihong Wu	*	February 8, 2015
Other Individuals as a Group	*	Issued upon conversion of options on May 21, 2012
Other Individuals as a Group	*	February 4, 2013
Other Individuals as a Group	*	April 15, 2014

Notes:

*	Less than 1% of our total outstanding share capital.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2010 plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

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

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors and may vote with respect to any contract, proposed contract or arrangement notwithstanding that he is interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors in November 2010. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. May Yihong Wu, Mr. Shuang Chen, and Mr. Jingbo Yao, and is chaired by Ms. May Yihong Wu. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 1,015, 1,274 and 1,860 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees by function as of December 31, 2014:

Functional Area	Number of Employees	% of Total
Relationship managers	779	41.9%
Corporate management and administrative personnel	537	28.9%
Product development	111	6.0%
Sales and marketing	433	23.3%

Total	1,860	100.0%

Of our employees as December 31, 2014, 929 were located in Shanghai and 1,051 in other cities.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 15, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of April 15, 2015, we had 28,107,561 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers: (1)
Jingbo Wang (2)	6,899,270	24.5
Zhe Yin (3)	1,654,270	5.9
Boquan He (4)	1,786,318	6.4
Chia-Yue Chang (5)	2,143,504	7.6
Steve Yue Ji (6)	4,095,713	14.6
May Yihong Wu	*	*
Shuang Chen	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Kenny Lam	—	—
Ching Tao	—	—
Harry B. Tsai	*	*
All Directors and Officers as a Group	16,637,710	59.2

Principal Shareholders:
Jing Investors Co., Ltd. (7)	6,899,270	24.5
Affiliates of Sequoia Capital China (8)	4,095,713	14.6
Affiliates of Greenwoods Asset Management Limited (9)	2,466,873	8.8
Jia Investment Co., Ltd. (10)	2,143,504	7.6
Quan Investment Co., Ltd. (11)	1,786,318	6.4
Yin Investment Co., Ltd. (12)	1,654,270	5.9

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Except for Messrs Boquan He and Steve Yue Ji and Ms. Chia-Yue Chang, the business address of our directors and executive officers is c/o No. 32 Qinhuangdao Road, Building C, Shanghai 200082, People’s Republic of China.
(2)	Represents (i) 6,890,833 ordinary shares held by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang, and (ii) 1,666 ordinary shares upon vesting of restricted shares and options to acquire 6,770 ordinary shares within 60 days of the date of this report.
(3)	Represents (i) 1,645,833 ordinary shares held by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin, and (ii) 1,666 ordinary shares upon vesting of restricted shares and options to acquire 6,770 ordinary shares within 60 days of the date of this report.
(4)	Represents 1,786,318 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents (i) 2,137,775 ordinary shares held by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang, and (ii) 1,666 ordinary shares upon vesting of restricted shares and options to acquire 4,062 ordinary shares within 60 days of the date of this report. The residence address of Ms. Chang is W37, No.1, Long Dong Building, Pudong, Shanghai 201203, People’s Republic of China.
(6)	Represents 2,992,880 ordinary shares held by Sequoia Capital China I, L.P., 343,900 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., 463,220 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. and 295,713 ordinary shares held by other affiliates of Sequoia Capital China. Mr. Ji is a managing director of Sequoia Capital China, an affiliate of the Sequoia Capital China funds. Mr. Ji disclaims beneficial ownership with respect to the shares held by the affiliates of Sequoia Capital China, except to the extent of his pecuniary interest therein. The business address for Mr. Ji is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.

(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(8)	Represents 2,992,880 ordinary shares held by Sequoia Capital China I, L.P., 343,900 ordinary shares held by Sequoia Capital China Partners Fund I, L.P., 463,220 ordinary shares held by Sequoia Capital China Principals Fund I, L.P. and 295,713 ordinary shares held by other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprise Limited, a company wholly owned by Mr. Nan Peng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares in our company held by the affiliates of Sequoia Capital China, except to the extent of his pecuniary interest therein. The business address of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. and Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong.
(9)	Represents 2,466,873 ordinary shares in the form of ADSs held by Greenwoods Asset Management Limited, Greenwoods Asset Management Holdings Limited, Unique Element Corp and Jinzhi Jiang. Information presented herein is based on the Schedule 13G filed by such persons with the SEC on February 12, 2015. The business address of Greenwoods Asset Management Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY11111, the Cayman Islands. The business address of Greenwoods Asset Management Holdings Limited and Unique Element Corp is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. The business address of Mr. Jiang is Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135.
(10)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Island. s
(11)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(12)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of April 15, 2015, 15,695,000 of our ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program; this number includes 1,067,816 ordinary shares of treasury stock. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our ordinary shares in the United States.

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

In 2013, we entered into one financial advisory service agreement with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under the agreement, we will provide services for the formation and management of four funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and half of the management fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as our recurring service fee. In 2013 and 2014, we recorded one-time commission of US$0.1 million and US$0.5 million, respectively, and management fee of US$8.4 million and US$8.5 million, respectively. As of December 31, 2014, there was no amount due from Sequoia Capital Investment Management (Tianjin) Co., Ltd. and such funds.

In March 2015, SCC Venture V Holdco I, Ltd., an affiliate of Sequoia Capital China, entered into a share purchase agreement with us to purchase 9.8% of the equity shares of Shanghai Noah Yijie Finance Technology Co., Ltd. for a consideration of US$5.0 million.

In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. During the years ended December 31, 2012, 2013 and 2014, significant related party transactions related to these funds were as follows:

i)	In 2012, we recorded one-time commissions of US$3.9 million and recurring services fees of US$2.5 million from investee funds of Gopher Asset, a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.6 million. In 2013, we recorded one-time commissions of US$2.2 million and recurring services fees of US$11.8 million from investee funds of Gopher Asset. As of December 31, 2013, there was no amount due from such investee funds. In 2014, we recorded one-time commissions of US$5.1 million and recurring services fees of US$15.8 million from investee funds of Gopher Asset. As of December 31, 2014, the amount due from such investee funds was US$1.5 million.

ii)	In 2012, we recorded one-time commissions of US$0.6 million and recurring services fees of US$3.6 million from investee funds of Tianjin Gopher, a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$0.3 million. In 2013, we recorded one-time commissions of US$32.0 thousand and recurring services fees of US$3.9 million from investee funds of Tianjin Gopher. As of December 31, 2013, the amount due from such investee funds was US$0.1 million. In 2014, we recorded one-time commissions of US$0.4 million and recurring services fees of US$4.1 million from investee funds of Tianjin Gopher. As of December 31, 2014, the amount due from such investee funds was US$97.0.

iii)	In 2012, we recorded one-time commissions of US$0.2 million and recurring services fees of US$2.1 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited, one of our affiliates. As of December 31, 2012, the amount due from such investee funds was US$0.6 million. In 2013, we recorded one-time commissions of US$0.7 million and recurring services fees of US$2.7 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited. As of December 31, 2013, the amount due from such investee funds was US$2.7 million. In 2014, we recorded one-time commissions of US$0.2 million and recurring services fees of US$2.6 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited. As of December 31, 2014, the amount due from such investee funds was US$3.3 million.

iv)	In 2012, we recorded one-time commissions of US$1.2 million and recurring services fees of US$0.2 million from investee funds of Wuhu Gopher Asset Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.5 million. In 2013, we recorded one-time commissions of US$5.6 million and recurring services fees of US$10.5 million from investee funds of Wuhu Gopher Asset Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2013, the amount due from such investee funds was US$0.9 million. In 2014, we recorded one-time commissions of US$2.2 million and recurring services fees of US$12.9 million from investee funds of Wuhu Gopher Asset Management Co., Ltd. As of December 31, 2014, the amount due from such investee funds was US$3.7 million.

v)	In 2012, we recorded one-time commissions of US$0.8 million and recurring services fees of US$0.5 million from investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$0.2 million. In 2013, we recorded one-time commissions of US$3.5 million and recurring services fees of US$4.9 million from investee funds of Shanghai Gopher Languang Investment Management Co., Ltd. As of December 31, 2013, the amount due from such investee funds was US$0.7 million. In 2014, we recorded one-time commissions of US$1.1 million and recurring services fees of US$3.3 million from investee funds of Shanghai Gopher Languang Investment Management Co., Ltd. As of December 31, 2014, the amount due from such investee funds was US$2.2 million.

vi)	In 2012, we recorded one-time commissions of US$0.7 million and recurring services fees of US$0.3 million from investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2012, the amount due from such investee funds was US$1.0 thousand. In 2013, we recorded one-time commissions of US$0.8 million and recurring services fees of US$2.9 million from investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd. As of December 31, 2013, the amount due from such investee funds was US$1.1 thousand. In 2014, we recorded nil one-time commissions and recurring services fees of US$1.7 million from investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd. As of December 31, 2014, the amount due from such investee funds was US$1.1 thousand.

vii)	In 2012, we recorded one-time commissions of US$0.2 million and recurring services fees of US$14.0 thousand from investee funds of Gopher Capital GP Ltd., one of our subsidiaries in the Cayman Islands. As of December 31, 2012, the amount due from such investee funds was US$0.2 million. In 2013, we recorded one-time commissions of US$0.8 million and recurring services fees of US$0.3 million from investee funds of Gopher Capital GP Ltd. As of December 31, 2013, the amount due from such investee funds was US$0.7 million. In 2014, we recorded one-time commissions of US$3.5 million and recurring services fees of US$5.1 million from investee funds of Gopher Capital GP Ltd. As of December 31, 2014, the amount due from such investee funds was US$3.5 million.

viii)	In 2013, we recorded one-time commissions of US$5.1 million and recurring services fees of US$3.2 million from Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of our variable interest entity. As of December 31, 2013, the amount due from such investee funds was US$0.8 million. In 2014, we recorded one-time commissions of US$0.4 million and recurring services fees of US$6.1 million from investee funds of Hangzhou Vanke Investment Management Co., Ltd. As of December 31, 2014, the amount due from such investee funds was US$1.1 million.

ix)	In 2013, we recorded one-time commissions of US$1.0 million and recurring services fees of US$0.3 million from Wuhu Bona Film Investment Management Co., Ltd., or Wuhu Bona, one of our affiliates. As of December 31, 2013, there was no amount due from Wuhu Bona. In 2014, we recorded nil one-time commissions and recurring services fees of US$1.1 million from Wuhu Bona Film Investment Management Co., Ltd., or Wuhu Bona, one of our affiliates. As of December 31, 2014, there was no amount due from Wuhu Bona.

x)	In February 2013, Gopher Asset injected RMB21.0 million (approximately $3.5 million) into Wanjia Win-Win Assets Management Co., Ltd., or Wanjia Win-Win, a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In 2013, we started distributing asset management plans sponsored by Wanjia Win-Win. In 2013, we recorded one-time commissions of US$0.4 million and recurring services fees of US$5.0 million from Wanjia Win-Win. As of December 31, 2013, the amount due from Wanjia Win-Win was US$3.0 million. In 2014, we recorded one-time commissions of US$2.2 million and recurring services fees of US$15.3 million from Wanjia Win-Win. As of December 31, 2014, the amount due from Wanjia Win-Win was US$8.3 million.

xi)	In 2014, we recorded one-time commissions of US$9.3 million and recurring services fees of US$10.3 million from investee funds of Shanghai Gopher Asset Management Co., Ltd., one of our affiliates. As of December 31, 2014, the amount due from such investee funds was nil.

xii)	In 2014, we recorded one-time commissions of US$0.6 million and recurring services fees of US$0.8 million from Investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., one of our affiliates. As of December 31, 2014, there was no amount due from such investee funds.

xiii)	In 2014, we recorded one-time commissions of US$2.7 million, recurring services fees of US$0.2 million and other service fees of US$0.01 million from fund managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., one of our affiliates. As of December 31, 2014, amount due from such fund was US$0.2 million.

In the third quarter of 2014, Shanghai Yafu Investment Consulting Co., Ltd., an investment vehicle of our employees, acquired 10% of equity interests in four of our subsidiaries upon formation of the entities. The subsidiaries invested and the respective purchase price is listed as below.

Company Name	RMB	$
Noah Ark (Shanghai) Financial Service Co., Ltd.	5,000,000	805,854
Shanghai Noah Yijie Finance Technology Co., Ltd.	3,000,000	483,512
Shanghai Noah Jintong Data Services Co., Ltd.	3,000,000	483,512
Enoch Education Training (Shanghai) Co., Ltd.	1,000,000	161,171
Total	12,000,000	1,934,049

In 2014, we made donation of US$2.4 million to Shanghai Noah Charity Fund, charity fund established by Shanghai Noah Rongyao Investment Consulting Co., Ltd., one of our subsidiaries.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. Our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our ADS holders will be paid to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depository Shares.”

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

In 2014, the trading price of our ADSs on the New York Stock Exchange ranged from US$12.35 to US$25.60 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Trading Price (US$)
	High	Low
2011	20.00	5.73
2012	8.87	4.10
2013	25.51	5.64
First quarter	8.98	5.64
Second quarter	14.64	6.99
Third quarter	18.68	8.82
Fourth quarter	25.51	16.00
2014	25.60	12.35
First quarter	18.44	12.73
Second quarter	14.82	12.35
Third quarter	17.70	13.32
Fourth quarter	25.60	12.89
Monthly Highs and Lows
October 2014	16.65	12.89
November 2014	19.90	15.85
December 2014	25.60	18.05
January 2015	22.23	16.90
February 2015	23.29	18.12
March 2015	24.20	19.01
April 2015 (through April 23, 2015)	33.55	23.37

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of our company. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically.

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

Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The PRC Enterprise Income Tax Law implementation rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2014.

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

Provided that our Cayman Islands holding company, Noah Holdings Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Circular 698 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Circular 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises”.

United States Federal Income Tax Considerations

The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (described below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the “Code.”

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2014, we believe that we were not a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder for any year during which such U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as “excess distributions” under U.S. federal income tax rules, as described below. Also, as described below, if we are treated as a PFIC with respect to a U.S. Holder for any year, such U.S. Holder generally would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distributions that such U.S. Holder receives from us in that year or in following years. Certain elections may be available, however, as described below, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2015 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. For example, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2015 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then we would likely treated as a PFIC.

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

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder held the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year during which the U.S. Holder hold our ADSs or ordinary shares and any of our subsidiaries or consolidated affiliated entities is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and may be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries and consolidated affiliated entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election as of the beginning of such U.S. Holder’s holding period with respect to our ADSs, but not our ordinary shares, provided that the ADSs are, as they are currently, listed on the New York Stock Exchange and that the ADSs are regularly traded. In general, stock is regularly traded if it is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we are classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

Also, if we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally (unless you make a valid mark-to-market election, as discussed above) will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For any taxable year that we are treated as a PFIC with respect to a U.S. Holder, the holder will generally be required to file Form 8621 with the U.S. Internal Revenue Service. Significant penalties are imposed for failure to file such form. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares, including our possible status as a PFIC and the possibility of making a mark-to-market election, a deemed sale election, and the unavailability of the QEF election.

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

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income or, in the case of certain U.S. Holders, general category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. See “—People’s Republic of China Taxation” above and “Item 3.—D. Risk Factors—Risk Factors—If we are considered PRC resident enterprise under the EIT Law, interest and dividends paid to non-resident holders may be subject to PRC withholding tax and gains realized by non-resident holders on sale of ADSs or ordinary shares may be subject to PRC income tax.” Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. See “Item 3.—D. Risk Factors—Risk Factors—If we are considered PRC resident enterprise under the EIT Law, interest and dividends paid to non-resident holders may be subject to PRC withholding tax and gains realized by non-resident holders on sale of ADSs or ordinary shares may be subject to PRC income tax.” If such gain is not treated as PRC-source gain, however, a U.S. Holder will not be able to obtain a U.S. foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares (including pursuant to SAT Circular 698 and SAT Circular 7), including the availability of the foreign tax credit under their particular circumstances.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There still remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2014, we had an RMB or Hong Kong dollar or New Taiwan dollar denominated cash balance of US$238.6 million and a U.S. dollar denominated cash balance of US$43.5 million. Assuming we had converted the U.S. dollar denominated cash balance of US$43.5 million as of December 31, 2014 into RMB at the exchange rate of US$1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB269.8 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits.

As of December 31, 2014, we had US$22.3 million invested in fixed income products with a weighted average duration of approximately 1.5 year.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADSs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was nil in 2014.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2014.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the internal control over financial reporting of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated April 24, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2015

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2013	2014
	(US$)
Audit fees (1)	845,000	830,000
Audit-related fees (2)	10,980	190,710
Tax fees (3)	—	63,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax fees” includes fees billed for tax consultations.

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

On May 22, 2013, our board of directors approved a share repurchase program, which authorized us to repurchase up to US$30 million worth of our issued and outstanding ADSs over the course of one year. The share repurchase may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, in privately negotiated transactions, in block trades or otherwise from time to time, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

We did not make any share repurchases during the year ended December 31, 2014. As of December 31, 2014, we have purchased 2,135,632 ADSs for approximately US$11.7 million, inclusive of transaction charges, under the share repurchase plans.

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

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Rongyao Investment Consulting Co., Ltd., dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014).

4.10*	Convertible Note Purchase Agreement by and among the Registrant and Keywise Greater China Master Fund, dated January 27, 2015 (with schedule of material differences among different convertible note purchase agreements attached).

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairman and Chief Executive Officer

Date: April 24, 2015

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2013 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 24, 2015

Noah Holdings Limited

Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of December 31
	2013	2014
	$	$
Assets
Current assets:
Cash and cash equivalents	196,113,315	282,081,829
Restricted cash	165,188	161,171
Short-term investments	28,187,406	22,182,012
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2013 and December 31, 2014	8,472,013	10,970,775
Amounts due from related parties	8,924,824	31,085,548
Loans receivable, net of allowance for loan losses of $155,194 and $188,054 as of December 31, 2013 and December 31, 2014, respectively	15,364,240	6,932,469
Deferred tax assets	784,063	3,522,054
Other current assets	4,695,947	9,430,135

Total current assets	262,706,996	366,365,993
Long-term investments	13,678,182	9,870,939
Investment in affiliates	14,742,364	35,817,261
Property and equipment, net	9,412,313	14,852,566
Other non-current assets	1,220,033	1,930,814
Non-current deferred tax assets	1,494,769	2,262,489

Total Assets	303,254,657	431,100,062

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Ltd. of $3,078,297 and $11,059,108 as of December 31, 2013 and December 31, 2014, respectively)	29,495,181	51,649,188
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Ltd. of $2,167,268 and $4,518,462 as of December 31, 2013 and December 31, 2014, respectively)	2,559,614	8,936,390
Deferred revenues (including deferred revenue of the consolidated VIEs without recourse to Noah Holdings Ltd. of $8,377,979 and $6,105,780 as of December 31, 2013 and December 31, 2014, respectively)	15,530,968	15,747,984
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of $961,140 and $4,475,798 as of December 31, 2013 and December 31, 2014, respectively)	15,227,247	27,259,639
Short-term bank loan	—	8,058,537

Total current liabilities	62,813,010	111,651,738
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of $1,044,580 and $1,019,175 as of December 31, 2013 and December 31, 2014, respectively)	1,650,399	1,793,459
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of nil as of December 31, 2013 and December 31, 2014)	3,596,295	5,004,281

Total Liabilities	68,059,704	118,449,478

Shareholders’ equity:
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 28,715,882 shares issued and 27,648,066 shares outstanding as of December 31, 2013 and 29,123,118 shares issued and 28,055,302 shares outstanding as of December 31, 2014	14,358	14,561
Treasury stock (1,067,816 ordinary shares as of December 31, 2013 and December 31, 2014)	(11,675,955)	(11,675,955)
Additional paid-in capital	129,687,092	135,640,392
Retained earnings	97,118,620	169,525,124
Accumulated other comprehensive income	9,281,049	5,118,141

Total Noah Holdings Limited shareholders’ equity	224,425,164	298,622,263
Non-controlling interests	10,769,789	14,028,321

Total Shareholders’ Equity	235,194,953	312,650,584

Total Liabilities and Equity	303,254,657	431,100,062

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(In U.S. dollars except for share data)

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Revenues:
Third-party revenues
One-time commissions	39,486,943	57,972,609	68,698,354
Recurring service fees	25,321,982	32,951,345	51,892,138
Other service fees	971,923	5,065,113	8,864,477
Total third-party revenues	65,780,848	95,989,067	129,454,969
Related party revenues
One-time commissions	9,392,131	20,841,594	29,322,581
Recurring service fees	16,590,593	55,508,435	90,885,669
Other service fees	—	979,839	12,585,342
Total related party revenues	25,982,724	77,329,868	132,793,592
Total revenues	91,763,572	173,318,935	262,248,561
Less: business taxes and related surcharges	(5,068,066)	(9,547,102)	(14,380,469)
Net revenues	86,695,506	163,771,833	247,868,092
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(17,551,483)	(33,436,866)	(52,246,943)
Performance fee compensation	—	—	(3,536,240)
Other compensations	(24,823,446)	(39,606,754)	(63,826,889)
Total compensation and benefits	(42,374,929)	(73,043,620)	(119,610,072)
Selling expenses	(13,449,421)	(16,660,044)	(23,896,620)
General and administrative expenses	(8,901,330)	(18,087,184)	(24,611,880)
Other operating expenses	(419,822)	(734,300)	(4,861,700)
Government subsidies	4,295,029	5,323,670	14,792,142
Total operating cost and expenses	(60,850,473)	(103,201,478)	(158,188,130)
Income from operations	25,845,033	60,570,355	89,679,962
Other income (expenses):
Interest income	2,451,731	3,302,545	6,312,498
Investment income	3,044,856	3,924,457	3,821,469
Foreign exchange (loss) gain	(180,856)	308,717	115,824
Other income (expense)	110,690	3,423	(2,386,171)
Total other income	5,426,421	7,539,142	7,863,620
Income before taxes and income from equity in affiliates	31,271,454	68,109,497	97,543,582
Income tax expense	(8,979,649)	(16,263,292)	(24,531,504)
Income from equity in affiliates, net of taxes	617,361	1,191,833	2,200,504
Net income	22,909,166	53,038,038	75,212,582
Less: net income attributable to non-controlling interests	82,712	1,602,867	2,806,078
Net income attributable to Noah Holdings Limited shareholders	22,826,454	51,435,171	72,406,504
Net income per share:
Basic	0.82	1.87	2.60
Diluted	0.81	1.84	2.57
Weighted average number of shares used in computation:
Basic	27,751,335	27,480,150	27,873,501
Diluted	28,073,731	28,008,386	28,227,823

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(In U.S. dollars except for share data)

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Net income	22,909,166	53,038,038	75,212,582
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	1,370,387	4,508,372	(5,163,862)
Fair value fluctuation of available-for-sale investment	—	—	422,324
Other comprehensive income	1,370,387	4,508,372	(4,741,538)
Comprehensive income	24,279,553	57,546,410	70,471,044
Less: comprehensive income attributable to non-controlling interest	116,371	1,880,168	2,227,448
Comprehensive income attributable to Noah Holdings Limited shareholders	24,163,182	55,666,242	68,243,596

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(In U.S. dollars except for share data)

							Accumulated
					Additional		other	Total Noah Holdings
					paid-in	Retained earnings	comprehensive	Limited	Noncontrolling	Total
	Ordinary shares		Treasury stock		capital		income	shareholders’ equity	interests	shareholder’s equity
	Shares	$	Shares	$	$	$	$	$	$	$
Balance at December 31, 2011	27,962,586	13,981	—	—	118,905,004	38,387,488	3,713,250	161,019,723	—	161,019,723
Net income						22,826,454		22,826,454	82,712	22,909,166
Cash dividend paid (Note 13)	—	—	—	—	—	(7,856,908)	—	(7,856,908)	—	(7,856,908)
Share-based compensation	—	—	—	—	3,998,548	—	—	3,998,548	—	3,998,548
Vesting of restricted shares	241,248	121	—	—	87,066	—	—	87,187	—	87,187
Issuance of ordinary shares upon exercise of options	75,694	38	—	—	320,344	—	—	320,382	—	320,382
Repurchase of ordinary shares (Note 10)	—	—	(845,139)	(8,520,763)	—	—	—	(8,520,763)	—	(8,520,763)
Other comprehensive income	—	—	—	—	—	—	1,336,728	1,336,728	33,659	1,370,387
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	2,178,103	2,178,103
Balance at December 31, 2012	28,279,528	14,140	(845,139)	(8,520,763)	123,310,962	53,357,034	5,049,978	173,211,351	2,294,474	175,505,825
Net income	—	—	—	—	—	51,435,171	—	51,435,171	1,602,867	53,038,038
Cash dividend paid (Note 13)	—	—	—	—	—	(7,673,585)	—	(7,673,585)	—	(7,673,585)
Share-based compensation	—	—	—	—	5,245,947	—	—	5,245,947	—	5,245,947
Vesting of restricted shares	283,340	141	—	—	(141)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	153,014	77	—	—	1,130,324	—	—	1,130,401	—	1,130,401
Repurchase of ordinary shares (Note 10)	—	—	(222,677)	(3,155,192)	—	—	—	(3,155,192)	—	(3,155,192)
Other comprehensive income	—	—	—	—	—	—	4,231,071	4,231,071	277,301	4,508,372
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	6,595,147	6,595,147
Balance at December 31, 2013	28,715,882	14,358	(1,067,816)	(11,675,955)	129,687,092	97,118,620	9,281,049	224,425,164	10,769,789	235,194,953
Net income	—	—	—	—	—	72,406,504	—	72,406,504	2,806,078	75,212,582
Dividend paid						—	—	—	(263,114)	(263,114)
Share-based compensation	—	—	—	—	5,298,729	—	—	5,298,729	—	5,298,729
Vesting of restricted shares	278,779	139	—	—	(139)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	128,457	64	—		654,710	—	—	654,774	—	654,774
Other comprehensive income—Foreign currency translation adjustments	—	—	—	—	—	—	(4,585,232)	(4,585,232)	(578,630)	(5,163,862)
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	832,372	832,372	—	832,372
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	(410,048)	(410,048)	—	(410,048)
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	1,294,198	1,294,198
Balance at December 31, 2014	29,123,118	14,561	(1,067,816)	(11,675,955)	135,640,392	169,525,124	5,118,141	298,622,263	14,028,321	312,650,584

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31th,
	2012	2013	2014
	$	$	$
Cash flows from operating activities:
Net income	22,909,166	53,038,038	75,212,582
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	63,441	125,411	27,463
Depreciation and amortization	1,814,528	2,469,922	3,635,799
Share-based compensation	3,998,548	5,245,947	5,298,729
Income from equity in affiliates	(617,361)	(1,191,833)	(2,200,504)
Provision for loan losses	—	155,194	36,634
Income from amortization of discount on held-to-maturity investments	—	(261,468)	(361,098)
Changes in operating assets and liabilities:
Accounts receivable	(3,758,665)	1,874,600	(2,696,672)
Amounts due from related parties	(2,740,357)	(4,306,913)	(15,107,132)
Other current assets	(1,090,320)	(1,524,067)	(4,895,013)
Other non-current assets	(125,906)	(244,331)	(814,846)
Accrued payroll and welfare expenses	2,366,772	17,231,484	22,862,483
Income taxes payable	493,597	42,996	6,438,445
Deferred revenues	4,338,920	10,210,708	580,273
Other current liabilities	2,706,750	7,690,762	12,728,660
Other non-current liabilities	227,196	1,483,015	1,464,246
Uncertain tax position liabilities	(156,289)	168,926	168,465
Deferred tax assets and liabilities	(476,354)	1,761,367	(3,545,825)
Purchases of available-for-sale investments through internet finance business	—	—	(3,696,930)
Net cash provided by operating activities	29,953,666	93,969,758	95,135,759
Cash flows from investing activities:
Purchases of property and equipment	(1,888,748)	(6,769,123)	(9,608,860)
Internally developed intangible assets	(78,097)	(74,208)	—
Increase in short-term loan investment	(561,789)	—	—
Collection of short-term loan investment	—	563,534	—
Purchase of held-to-maturity securities	(75,565,435)	(18,320,531)	(6,273,728)
Proceeds from redemption of held-to-maturity securities	49,613,971	52,199,481	19,736,761
Purchases of trading securities investments	—	(40,547,818)	(35,150,885)
Proceeds on trading securities investments	—	29,206,721	49,596,462
Purchases of available-for-sale investment	—	(4,949,984)	(18,112,567)
Proceeds from sale of available-for-sale investments	—	4,949,984	7,397,738
Purchase of long-term investment	(3,106,692)	(10,480,285)	(3,918,990)
Loans disbursement to related parties	—	—	(7,252,683)
Originated loans disbursement to third parties	—	(45,947,107)	(180,061,030)
Principal collection of loans originated	—	30,427,673	188,082,498
Increase in restricted cash	—	(81,467)	—
Increase in investment in affiliates	(3,198,240)	(8,483,375)	(19,568,814)
Capital return from investment in affiliates	219,880	1,164,635	335,877
Net cash used in investing activities	(34,565,150)	(17,141,870)	(14,798,221)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31th,
	2012	2013	2014
	$	$	$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options and vesting of restricted shares	407,569	1,130,401	654,774
Contribution from non-controlling interests of subsidiaries	2,178,103	6,595,147	1,294,198
Dividend distribution	(7,856,908)	(7,673,585)	(263,114)
Payment for repurchase of ordinary shares	(8,520,763)	(3,155,192)	—
Proceeds from short-term bank loan	—	—	8,043,241
Net cash (used in) provided by financing activities	(13,791,999)	(3,103,229)	9,729,099
Effect of exchange rate changes	1,105,299	2,827,504	(4,098,123)
Net increases in cash and cash equivalents	(17,298,184)	76,552,163	85,968,514
Cash and cash equivalents—beginning of the period	136,859,336	119,561,152	196,113,315
Cash and cash equivalents—end of the period	119,561,152	196,113,315	282,081,829
Supplemental disclosure of cash flow information:
Cash paid for income taxes	9,238,287	16,214,077	22,254,673
Cash paid for interest expenses	—	—	466,568
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	216,251	645,039	569,144

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013 and 2014

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading wealth management service provider with asset management capability focusing on distributing wealth management products to the high net worth population in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated variable interest entity, founded in the PRC in August 2005.

The Company’s significant subsidiaries as of December 31, 2014 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Co., Ltd.*	April 18, 2008	PRC	100%
Tianjin Noah Wealth Management Consulting Co., Ltd	December 26, 2008	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2012	PRC	100%
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	100%
Shanghai Noah Yijie Finance Technology Co., Ltd	March 17, 2014	PRC	90%

*	In August 2012, Shanghai Noah Yuanzheng Investment Consulting Co., Ltd. was renamed as Shanghai Noah Financial Service Co., Ltd., after it obtained the regulatory approval to authorize its business scope to include providing investment advisory, wealth management and related financial services.

Noah Investment’s significant subsidiaries as of December 31, 2014 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	100%
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	September 29, 2007	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	September 24, 2008	PRC	100%
Tianjin Gopher Asset Management Co., Ltd.*	March 18, 2010	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Shanghai Gopher Blue Ray Investment Management Co., Ltd.	August 15, 2012	PRC	60%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	100%
Zhejiang Vanke Noah Assets Management Co., Ltd.	March 22, 2013	PRC	51%

*	In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gopher Asset Management Co., Ltd (“Tianjin Gopher”) and Gopher Asset Management Co., Ltd (“Gopher Asset”) which was established in February 2012 from Shanghai Noah Financial Services Co., Ltd. at cost. The transaction was recorded as reorganization between entities under common control with no impact on the consolidated financial statements.

In June 2014, Gopher Asset acquired 100% equity interest of Tianjin Gopher from Noah Investment at cost. The transaction was recorded as reorganization between entities under common control with no impact on the consolidated financial statements.

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

However, the aforementioned contractual arrangements with Noah Investment and its shareholders are subject to risks and uncertainties, including:

•	Noah Investment and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•	Noah Investment and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Share Pledge Agreement have been registered by the shareholders of Noah Investment with the relevant office of the administration of industry and commerce, however, the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	It may be difficult to finance Noah Investment by means of loans or capital contributions. Loans from our offshore parent company to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain.

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements:

	As of December 31,
	2013	2014
	$	$
Cash and cash equivalents	45,443,856	76,252,171
Restricted cash	165,188	161,171
Short-term investments	13,872,921	6,248,761
Accounts receivable, net of allowance for doubtful accounts	1,784,726	3,775,420
Amounts due from related parties	3,532,343	12,988,022
Deferred tax assets	604,377	1,841,876
Other current assets	1,195,057	1,438,158
Long-term investments	6,302,362	483,512
Investment in affiliates	18,893,396	39,662,915
Property and equipment, net	1,109,738	3,627,715
Other non-current assets	299,378	182,262
Total assets	93,203,342	146,661,983
Accrued payroll and welfare expenses	3,078,297	11,059,108
Income tax payable	2,167,268	4,518,462
Amounts due to the Group’s subsidiaries	34,660,524	27,289,801
Deferred revenue	8,377,979	6,105,780
Other current liabilities	961,140	4,475,798
Non-current uncertain tax position liabilities	1,044,580	1,019,175
Total liabilities	50,289,788	54,468,124

	As of December 31,
	2012*	2013	2014
	$	$	$
Revenue:
Third-party revenues
One-time commissions	31,859	1,171,253	13,072,826
Recurring service fees	1,200,863	6,070,762	18,163,030
Other service fees	957,745	4,489,280	3,953,060
Total third-party revenues	2,190,467	11,731,295	35,188,916
Related party revenues
One-time commissions	331,712	465,360	3,485,958
Recurring service fees	5,128,257	23,597,359	46,376,791
Other service fees	—	916,163	12,267,477
Total related party revenues	5,459,969	24,978,882	62,130,226
Total revenues	7,650,436	36,710,177	97,319,142
Less: business taxes and related surcharges	(416,525)	(2,043,086)	(5,457,850)
Net revenues	7,233,911	34,667,091	91,861,292
Operating cost and expenses	(6,409,491)	(13,836,442)	(29,655,461)
Other income	200,319	2,503,612	1,930,322
Net income	1,168,218	19,250,180	50,387,400
Net income attributable to Noah Holding Limited shareholders	1,086,355	17,644,412	47,379,799
Cash flows provided by operating activities **	29,624,846	40,988,172	39,849,513
Cash flows used in investing activities	(21,368,983)	(15,809,672)	(8,659,151)
Cash flows provided by financing activities	2,178,103	6,265,618	220,017

*	Tianjin Gopher’s result of operations and cash flows are included in the presentation starting from March 2012.
**	Cash flows provided by operating activities in 2013 and 2014 include amounts due to the Group’s subsidiaries of $34,660,524 and $27,289,801.

The VIEs contributed an aggregate of 8.3%, 21.2% and 37.1% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively and an aggregate of 5.1%, 36.3% and 67.0% of the consolidated net income for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the VIEs accounted for an aggregate of 30.7% and 34.0%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets.

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

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2012, 2013, and 2014.

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

The Group also considers it has significant influence over the funds of funds and real estate funds that it serves as general partner, and the Group’s ownership interest in these funds as limited partner is generally much lower than 20%. These funds are not consolidated by the Group based on the facts that the Group is not the primary beneficiary of these funds, and substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of these funds to dissolve (liquidate) the funds or remove the company as the general partner of the funds without cause. The equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

In 2010, Tianjin Gopher invested in four funds of private equity funds newly established in 2010; in 2011, Tianjin Gopher invested in six funds of private equity funds newly established in 2011; in 2012, Tianjin Gopher invested in one fund of private equity funds newly established in 2012. Tianjin Gopher held 0.6% to 4.8% equity interests in these funds as a general partner.

In 2012, Gopher Asset and its subsidiaries invested in two private equity funds of funds, thirty-eight real estate funds and real estate funds of funds newly established in 2012; in 2013, Gopher Asset and its subsidiaries invested in three private equity funds of funds, seventy-five real estate funds and real estate funds of funds, two secondary market equity funds of funds and eight other fixed income funds of funds newly established in 2013. Gopher Asset held no more than 2.3% equity interests in these real estate funds and real estate funds of funds and no more than 5.0% equity interest in these private equity funds of funds as a general partner. In 2014, Gopher Asset and its subsidiaries invested in sixteen private equity funds of funds, fourteen real estate funds and real estate funds of funds, fifteen secondary market equity funds of funds and twelve other fixed income funds of funds newly established in 2014. Gopher Asset held no more than 1.7% equity interests in these real estate funds and no more than 5.0% equity interest in these real estate funds of funds and private equity funds of funds as a general partner.

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

The Group accounts for these investments using the equity method of accounting due to the fact that the Company has significant influence on these investees. The Group recorded investments in affiliates of $14,742,364 and $35,817,261 as of December 31, 2013 and 2014, respectively and income from equity in affiliates of $617,361, $1,191,833 and $2,200,504 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

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

(i) Restricted Cash

The Group’s restricted cash primarily represents cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in China. Such cash cannot be withdrawn without the written approval of the China Insurance Regulatory Commission. Funds that are raised on behalf of investors, prior to the establishment of certain third party investment vehicles, are legally segregated from the Group and will be transferred to such investment vehicles upon formation.

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

(k) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was $10,769,789 and $14,028,321, respectively as of December 31, 2013 and 2014 and the net income attributable to non-controlling interest was $82,712, $1,602,867 and $2,806,078, respectively for years ended December 31, 2012, 2013 and 2014.

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

Other Service Fees

The Group also derived revenues from small short-term loan, internet finance business, performance based income of the funds it serves as fund managers and other businesses, which were recorded as other service fees and represented 0.63%, 0.48%, 6.20% and 0.87% of the Group’s total net revenue for the year ended December 31, 2014.

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

In 2014, the Group started internet finance business to provide financial products and services to high net worth individuals as well as white-collar professionals in China through its proprietary internet financial platforms. Revenues derived from internet finance business is recorded in other service fees.

(n) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rates ranging from 5.35% to 5.70%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenue) at the Company’s accounting policy decision under U.S. GAAP. The Company has elected to report such business tax and related surcharges on a net basis as a reduction of revenues.

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

(r) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies of $4,295,029, $5,323,670 and $14,792,142 are included in other operating income for the years ended December 31, 2012, 2013 and 2014, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

(y) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, ‘‘Amendments to the Consolidation Analysis’’, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the potential impact on the Group’s consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Group is assessing the effect of adoption of this guidance on the Group’s consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	2012	2013	2014
Net income attributable to ordinary shareholders—basic and diluted	22,826,454	51,435,171	72,406,504
Weighted average number of ordinary shares outstanding—basic	27,751,335	27,480,150	27,873,501
Plus: share options	249,756	229,339	178,203
Plus: non-vested restricted shares	72,640	298,897	176,119
Weighted average number of ordinary shares outstanding—diluted	28,073,731	28,008,386	28,227,823
Basic net income per share	0.82	1.87	2.60
Diluted net income per share	0.81	1.84	2.57

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2012	2013	2014
Share options	121,784	20,000	304,045
Restricted shares	448,648	2,994	—
Total	570,432	22,994	304,045

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2013	2014
	$	$
Short-term investments
- Trading securities investments
- Fixed income products	11,341,097	—
Total trading securities investments	11,341,097	—
- Held-to-maturity investments
- Fixed income products	16,846,309	7,435,461
Total held-to-maturity investments	16,846,309	7,435,461
- Available-for-sale investments
- Fixed income products	—	14,357,845
- Other products	—	388,706
Total available-for-sale investments	—	14,746,551
Total short-term investments	28,187,406	22,182,012
Long-term investments
- Held-to-maturity investments
- Fixed income products	10,480,964	483,512
- Other products	—	4,673,952
Total held-to-maturity investments	10,480,964	5,157,464
- Other long-term investments
- Private equity funds products	3,197,218	2,488,476
- Other products	—	2,224,999
Total Other long-term investments	3,197,218	4,713,475
Total long-term investments	13,678,182	9,870,939
Total investments	41,865,588	32,052,951

Held-to-maturity investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of $3,044,856, $2,510,647 and $2,027,454 for the years ended December 31, 2012, 2013 and 2014, respectively. Interest receivable on the products was $539,586, $856,068 and $862,001 as of December 31, 2012, 2013 and 2014, respectively. Of the long-term held-to-maturity investments, $2,095,220, $1,450,536 and $1,611,708 will mature in 2016, 2017 and 2019, respectively. Held-to-maturity investments include investments in debt securities of certain real estate funds managed by the Group of $11,917,947, $7,100,203 and nil as of December 31, 2012, 2013 and 2014, respectively.

Trading securities investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such; it is classified within Level 2 measurement. The Group recorded investment income on these investments of nil, $1,413,810 and $1,390,200 for the years ended December 31, 2012, 2013 and 2014, respectively.

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. Changes in fair value of the available-for-sale investments for the year ended December 31, 2014 was $832,372, recorded in the other comprehensive income, of which $ 410,048 was realized and reclassified from other comprehensive income to “investment income” in the consolidated statements of operations during the year. As of December 31, 2014, the net unrealized gain remained in other comprehensive income was $422,324. The amortized cost of the available-for-sale investments as of December 31, 2014 was $14,324,227. There’s no investment with realized or unrealized losses during the periods presented.

Other long-term investments consist of investments in 3 private equity funds as a limited partner with less than 3% equity interest and equity investments of series B preferred share in PPDAI Group Inc. In 2014, the Company also invested US$ 2,224,999 in PPDAI Group Inc., by subscribing and purchasing Series B Preferred Shares, representing 2.62% of the investee’s issued share capital. PPDAI Group Inc. is a private entity primarily engaged in the P2P internet lending business. The Group accounted for these private equity funds investments and equity investment in private entity using the cost method of accounting due to the fact that the Group has no significant influence on the investees.

5. Fair Value Measurement

As of December 31, 2013 and December 31, 2014, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment
Trading securities investments	$11,341,097	$—	$11,341,097	$—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment
Available-for-sale investments	$14,746,551	—	$14,746,551	$—

Trading securities investments and available-for-sale investment consist of investments in trust products, asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

The Company does not have assets or liabilities reported at fair value on a non-recurring basis during the periods presented.

The Company also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are required to be disclosed under ASC 825. The Group believes the fair value of its financial instruments: principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, short-term held-to-maturity investments, loans receivable, short-term bank loan and other payables approximate their recorded values due to the short-term nature of the instruments.

The Group’s long-term investments consist of investment in private equity funds and held-to-maturity long-term fixed income products. As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

	As of December 31, 2013		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-term investment – cost method investment:
Investment in private equity funds	$3,197,218	$3,061,319	$—	$—	$3,061,319
Long-term investment – held-to-maturity:
Investment in fixed income products	$10,480,964	$10,774,099	$—	$10,774,099	$—

	As of December 31, 2014		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long-term investment –cost method investment:
Investment in private equity funds products	$2,488,476	$3,470,339	$—	$—	$3,470,339
Investment in other products	$2,224,999	$2,224,999	$—	$—	$2,224,999
Long-term investment – held-to-maturity:
Investment in fixed income products	$483,512	$493,237	$—	$493,237	$—
Investment in other products	$4,673,952	$4,920,793	$—	$4,920,793	$—

For the long-term investment in private equity funds the fair value was determined based on the Group’s equity holding percentage multiplied by the fair value of the underlying funds available from the financial information of the funds. The fair value of the underlying investments in these funds was estimated via a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by investees, degree of liquidity in the current credit markets and discount rate, and is thus classified as a Level 3 fair value measurement. The fair value of the equity investment in the private entity is also estimated using discounted cash flow model and is classified as a level 3 fair value measurement.

The fair value of long-term products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is class classified as a Level 2 fair value measurement.

6. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2013	2014
	$	$
Leasehold improvements	6,284,893	9,027,914
Furniture, fixtures and equipment	4,217,114	6,756,800
Motor vehicles	1,053,463	1,168,695
Software	2,593,932	4,344,738

	14,149,402	21,298,147
Accumulated depreciation	(5,409,226)	(8,107,758)

	8,740,176	13,190,389
Construction in progress	672,137	1,662,177

Property and equipment, net	9,412,313	14,852,566

Depreciation expense was $1,814,528, $2,469,922 and $ 3,635,799 for the years ended December 31, 2012, 2013 and 2014, respectively.

7. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2013	2014
	$	$
Accrued expenses	5,231,299	10,763,075
Other payables	2,391,233	7,816,735
Other tax payable	1,675,452	4,105,539
Accrued professional fees	5,003,932	2,557,954
Accrued client service fees	736,165	1,279,587
Conference fees payable	189,166	736,749

Total	15,227,247	27,259,639

Accrued professional service fees mainly consist of payables for consulting fees, audit fees and legal fees. Accrued expense and other payables mainly consist of payables for marketing expenses.

8. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries have not generated any assessable income for the years ended December 31, 2012, 2013 and 2014.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2013	2014
	$	$
Current Tax	16,324,841	28,018,330
Deferred Tax	(61,549)	(3,486,826)
Total	16,263,292	24,531,504

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2013	2014
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.29%	0.38%
Effect of tax-free investment income	(1.35%)	(0.62%)
Effect of uncertain tax positions	0.25%	0.17%
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.60%)	(0.07%)
Effect of reversal of deferred tax asset allowance	(0.78%)	—
Effect of nondeductible accumulative losses	—	—
Effect of others	1.07%	0.29%
	23.88%	25.15%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2013	2014
	$	$
Deferred tax assets:
Accrued expenses	1,534,183	4,409,145
Tax loss carry forward	619,395	904,927
Unrealized other income	454,370	509,152
Others	544	219,705
Gross deferred tax assets	2,608,492	6,042,929
Valuation allowance	—	—
Net deferred tax assets	2,608,492	6,042,929
Analysis as:
Current	1,113,723	3,780,440
Non-current	1,494,769	2,262,489
Deferred tax liabilities:
Unrealized investment income	329,660	258,386
Total deferred tax liabilities	329,660	258,386
Analysis as:
Current	329,660	258,386
Non-current	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2014, operating loss carry forward amounted to $3.6 million for the PRC and Hong Kong income tax purposes. The loss carrying forward will begin to expire in 2017. No valuation allowance was recorded for the years ended December 31, 2014 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized.

In accordance with the New EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group has both the intent and ability to permanently reinvest undistributed profits of approximately $190.7 million earned from its China subsidiaries. Therefore, no withholding income taxes for undistributed profits on such undistributed profits have been accrued as of December 31, 2014. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings were approximately $16.0 million.

The Group recorded an increase of nil for uncertain tax positions during the years ended December 31, 2012, 2013 and 2014. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The Group accrued interest of $169,389, $168,926 and $ 168,464 related to the uncertain tax positions in 2012, 2013 and 2014, respectively. Accrued interest was $605,820 and $774,284 as of December 31, 2013 and 2014, respectively.

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

The movement of the Group’s uncertain tax positions is summarized as follows:

$
Unrecognized tax benefit—December 31, 2011	1,594,597
Gross increases—accrued interest in current period	169,389
Settlements	—
Reverse due to lapse of statute of limitation	(322,378)
Exchange rate translation	10,289

Unrecognized tax benefit—December 31, 2012	1,451,897
Gross increases—accrued interest in current period	168,926
Settlements	—
Reverse due to lapse of statute of limitations	—
Exchange rate translation	29,576

Unrecognized tax benefit—December 31, 2013	1,650,399
Gross increases—accrued interest in current period	168,464
Settlements	—
Reverse due to lapse of statute of limitations	—
Exchange rate translation	(25,404)

Unrecognized tax benefit—December 31, 2014	1,793,459

9. Loans Receivable, Net

Loans receivable as of December 31, 2013 and 2014 consist of the following:

	2013	2014
Loans receivable:
-Within credit term	15,519,434	7,120,523
-Past due	—	—
Total loans receivable	15,519,434	7,120,523
Allowance for loan losses	(155,194)	(188,054)
Loans receivable, net	15,364,240	6,932,469

The loan interest rate ranging between 8.0%-15.2% for the years ended December 31, 2014. All loans are short-term loans and secured by collateral.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2013 and 2014.

$
Loans receivable—December 31, 2012	—
Provisions	155,194
Recoveries	—
Charge-offs	—
Exchange rate translation	—

Loans receivable—December 31, 2013	155,194
Provisions	249,057
Recoveries	(212,423)
Charge-offs	—
Exchange rate translation	(3,774)

Loans receivable—December 31, 2014	188,054

10. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. As of December 31, 2014, under the repurchase plan, the Company had repurchased an aggregate of 1,067,816 ordinary shares on the open market for total cash consideration of $11,675,955. The repurchased shares were presented as “treasury stock” in shareholders’ equity on the Group’s consolidated balance sheets.

11. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2012	2013	2014
		$	$
Share options	1,437,201	205,699	1,464,233
Non-vested restricted shares	2,561,347	5,040,248	3,834,496
Total share-based compensation	3,998,548	5,245,947	5,298,729

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

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was nil, $39.64 and $27.87 per share, respectively. There were 75,694, 153,014 and 128,457 options exercised during the years ended December 31, 2012, 2013 and 2014 respectively.

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

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2012	2013	2014
Average risk-free rate of return	2.00%	1.55%	1.89%
Weighted average expected option life	5.3 years	5.6 years	6.0 years
Estimated volatility	53.7%	80.5%	82.2%
Average dividend yield	Nil	1.90%	Nil

The following table summarizes option activity during the year ended December 31, 2014:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding as of January 1, 2014	266,915	13.23	6.3 years	7,356,916
Granted	407,667	27.87
Exercised	(128,457)	5.43
Forfeited	(40,869)	18.19
Converted to restricted shares	(19,375)	37.03
Outstanding as of December 31, 2014	485,881	26.21	8.4 years	9,076,068
Vested and expected to vest as of December 31, 2014	410,958	26.21	8.4 years	7,676,538
Exercisable as of December 31, 2014	192,329	23.76	6.9 years	3,623,721

As of December 31, 2014, there was $5,452,347 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 3.29 years.

Non-vested Restricted Shares:

Restricted Shares modification

On March 11, 2010, the Group granted 150,000 restricted shares to one executive officer to replace options previously granted under the 2008 Plan. The purchase price of the restricted shares of $5.58 per share is payable at the time of vesting, which was also the exercise price of the options that were replaced. The vesting and other requirements imposed on the restricted shares were the same as under the original option grant. As a result, the Group is accounting for the restricted shares as options. The modification did not result in any incremental compensation expense. In May 2012, the Company modified the purchase price of the unvested restricted shares as of May 21, 2012 from $5.58 per share to zero, but other conditions remaining unchanged. The Company compared the fair value of the modified restricted shares against the original awards as of the modification date and concluded that there is $0.2 million incremental compensation cost to be recognized in the next 2 years. On August 6, 2014, the Group granted 19,375 restricted shares to independent directors to replace options previously granted and modify the purchase price of the unvested restricted shares from $37.03 per share to zero, but other conditions remaining unchanged. The Company compared the fair value of the modified restricted shares against the original awards as of the modification date and concluded that there is $0.3 million incremental compensation cost to be recognized in the next 2 years.

A summary of non-vested restricted share activity during the year ended December 31, 2014 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		$
Non-vested as of January 1, 2014	555,282	11.90
Granted	83,000	27.81
Vested	(278,779)	12.71
Forfeited	(118,561)	19.66
Converted from options	19,375	31.64
Non-vested as of December 31, 2014	260,317	14.03

The total fair value of non-vested restricted shares vested in 2012, 2013 and 2014 was $2,144,851, $2,702,791 and $3,543,512, respectively. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. As of December 31, 2014, there was $4,526,236 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.94 years.

12. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were $2,277,079, $2,958,400 and $4,923,483 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

13. Distribution of Profits

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $8,638,712 and $15,893,941 as of December 31, 2013 and 2014, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of $86,907,832 and $105,571,519 as of December 31, 2013 and 2014, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $95,546,544 and $121,465,460 as of December 31, 2013 and 2014, respectively. The restricted assets of the Company’s VIEs amounted to $21,254,726 and $49,330,429 as of December 31, 2013 and 2014, respectively.

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

14. Segment Information

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

During the past two years, the Group has gradually transitioned from a wealth management consulting services provider to an integrated financial group with capabilities in wealth management, asset management and internet finance. In order to better reflect such transition, the Group has adjusted its internal organizational and corporate structures in the fourth quarter of 2014. The segment information has been adjusted accordingly to present the operating results by three reportable segments: wealth management, asset management and internet finance. Prior year comparable information has been updated to reflect the new reportable segments. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Years Ended December 31, 2012
	Wealth Management Business	Assets Management Business	Internet Finance Business	Total
	$	$	$
Revenues:
One-time commissions	39,486,943	—	—	39,486,943
Recurring service fees	25,062,455	259,527	—	25,321,982
Other service fees	971,923	—	—	971,923

Total third-party revenues	65,521,321	259,527	—	65,780,848
One-time commissions	9,392,131	—	—	9,392,131
Recurring service fees	12,612,020	3,978,573	—	16,590,593
Other service fees	—	—	—	—

Total related party revenues	22,004,151	3,978,573	—	25,982,724
Total revenues	87,525,472	4,238,100	—	91,763,572
Less: business taxes and related surcharges	(4,833,186)	(234,880)	—	(5,068,066)
Net revenues	82,692,286	4,003,220	—	86,695,506
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(17,551,483)	—	—	(17,551,483)
Performance Fee Compensation	—	—	—	—
Other Compensations	(22,810,897)	(2,012,549)	—	(24,823,446)
Total compensation and benefits	(40,362,380)	(2,012,549)	—	(42,374,929)
Selling expenses	(13,407,087)	(42,334)	—	(13,449,421)
General and administrative expenses	(8,385,882)	(515,448)	—	(8,901,330)
Other operating expenses	(414,959)	(4,863)	—	(419,822)
Government subsidies	4,295,029	—	—	4,295,029
Total operating cost and expenses	(58,275,279)	(2,575,194)	—	(60,850,473)
Income from operations	24,417,007	1,428,026	—	25,845,033

	Years Ended December 31, 2013
	Wealth Management Business	Assets Management Business	Internet Finance Business	Total
	$	$	$
Revenues:
One-time commissions	57,760,283	212,326	—	57,972,609
Recurring service fees	28,434,140	4,517,205	—	32,951,345
Other service fees	4,944,510	120,603	—	5,065,113

Total third-party revenues	91,138,933	4,850,134	—	95,989,067
One-time commissions	20,404,683	436,911	—	20,841,594
Recurring service fees	37,492,722	18,015,713	—	55,508,435
Other service fees	190,912	788,927	—	979,839

Total related party revenues	58,088,317	19,241,551	—	77,329,868
Total revenues	149,227,250	24,091,685	—	173,318,935
Less: business taxes and related surcharges	(8,237,942)	(1,309,160)	—	(9,547,102)
Net revenues	140,989,308	22,782,525	—	163,771,833
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(33,362,053)	(74,813)	—	(33,436,866)
Performance Fee Compensation	—	—	—	—
Other Compensations	(31,077,968)	(8,528,786)	—	(39,606,754)
Total compensation and benefits	(64,440,021)	(8,603,599)	—	(73,043,620)
Selling expenses	(15,117,644)	(1,542,400)	—	(16,660,044)
General and administrative expenses	(14,037,239)	(4,049,945)	—	(18,087,184)
Other operating expenses	(694,460)	(39,840)	—	(734,300)
Government subsidies	4,997,145	326,525	—	5,323,670
Total operating cost and expenses	(89,292,219)	(13,909,259)	—	(103,201,478)
Income from operations	51,697,089	8,873,266	—	60,570,355

	Years Ended December 31, 2014
	Wealth Management Business	Assets Management Business	Internet Finance Business	Total
	$	$	$
Revenues:
One-time commissions	68,698,354	—	—	68,698,354
Recurring service fees	39,462,923	12,429,215	—	51,892,138
Other service fees	3,491,867	2,655,721	2,716,889	8,864,477

Total third-party revenues	111,653,144	15,084,936	2,716,889	129,454,969
One-time commissions	29,322,581	—	—	29,322,581
Recurring service fees	55,589,582	35,291,220	4,867	90,885,669
Other service fees	407,565	12,038,725	139,052	12,585,342

Total related party revenues	85,319,728	47,329,945	143,919	132,793,592
Total revenues	196,972,872	62,414,881	2,860,808	262,248,561
Less: business taxes and related surcharges	(11,129,939)	(3,127,877)	(122,653)	(14,380,469)
Net revenues	185,842,933	59,287,004	2,738,155	247,868,092
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(51,843,587)	(38,246)	(365,110)	(52,246,943)
Performance Fee Compensation	—	(3,536,240)	—	(3,536,240)
Other Compensations	(34,851,929)	(20,282,224)	(8,692,736)	(63,826,889)
Total compensation and benefits	(86,695,516)	(23,856,710)	(9,057,846)	(119,610,072)
Selling expenses	(21,951,311)	(1,583,422)	(361,887)	(23,896,620)
General and administrative expenses	(12,117,434)	(9,755,093)	(2,739,353)	(24,611,880)
Other operating expenses	(3,836,816)	(272,047)	(752,837)	(4,861,700)
Government subsidies	10,943,240	3,844,512	4,390	14,792,142
Total operating cost and expenses	(113,657,837)	(31,622,760)	(12,907,533)	(158,188,130)
Income from operations	72,185,096	27,664,244	(10,169,378)	89,679,962

Substantially all of the Group’s revenues are derived from, and its assets are located in, the PRC and Hong Kong.

15. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group

Beijing Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group

Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Croup

Tianjin Gopher Xin Equity Investment Partnership (Limited Partnership) and 9 other investee funds	Investees of Tianjin Gopher Asset Management Co., Ltd.

Chongqing Gopher Longmao Investment Center (Limited Partnership) and 3 other investee funds	Investees of Chongqing Gopher Longxin Equity Investment Management Co., Ltd, a subsidiary of the VIE of the Company

Wuhu Gopher Lanrui Investment Center (Limited Partnership) and 9 other investee funds	Investees of Shanghai Gopher Languang Investment Management Co., Ltd, a subsidiary of the VIE of the Company

Shanghai Gopher Hongyang Investment Center (Limited Partnership) and 20 other investee funds	Investees of Gopher Asset Management Co., Ltd.

Wuhu Gopher Zhengqian Investment Center (Limited Partnership) and 9 other investee funds	Investees of Wuhu Gopher Asset Management Co., Ltd, a subsidiary of the VIE of the Company

Gopher Fund I and 5 other investee funds	Fund managed by Gopher Capital GP Ltd., a subsidiary

Kunshan Jingzhaojiuguang Investment Center (Limited Partnership) and 6 other investee funds	Investees of Kunshan Jingzhao Equity Investment Management Limited, an affiliate of the Company

Kunshan Jingzhao Equity Investment Management Limited	Investee of Tianjin Gopher Asset Management Co., Ltd.

Kunshan Vantone Zhengyuan Private Equity Fund Management Limited	Investee of Gopher Asset Management Co., Ltd.

Gopher investment Fund SPC	Fund managed by Gopher Capital GP Ltd., a subsidiary

Wanjia Win-Win Assets Management Co., Ltd.	Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona Film Investment Management Limited	Investee of Gopher Asset Management Co., Ltd.

Hangzhou Wanlu Equity Investment Partnership (Limited Partnership) and 2 other investee funds	Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company

Wuhu Gopher Zhengrui Investment Center (Limited Partnership)	Investees of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd, a VIE of the Company

Shanghai Gopher Shangken Investment Center (Limited Partnership)	Investees of Shanghai GopherAsset Management Co., Ltd, a VIE of the Company

Gopher Nuobao TOP 30 Hedge fund NO.1 and the other fund	Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.,a subsidiary of the VIE of the Company

Gopher Investment Fund II SPC	Fund managed by Noah Holdings (HongKong) Limited., a subsidiary

Shanghai Yafu Investment Consulting Co., Ltd.	An investment vehicle of Noah’s employees

Shanghai Noah Charity Funds	Charity fund established by Shanghai Noah Rongyao Investment Consulting Co., Ltd., a subsidiary of the Company

During the years ended December 31, 2013 and 2014, significant related party transactions were as follows:

	Years Ended December 31
	2012	2013	2014
	$	$	$
One-time commissions
Investees of Shanghai Gopher Asset Management Co., Ltd., a VIE of the Company	—	—	9,264,250
Investees of Gopher Asset Management Co., Ltd., a VIE of the Company	3,866,439	2,161,933	5,093,514
Investees of Gopher Capital GP Ltd.	159,257	20,004	3,502,034
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a subsidiary of the VIE of the Company	—	—	2,738,586
Wanjia Win-Win Assets Management Co., Ltd.	—	433,024	2,224,784
Investees of Wuhu Gopher Asset Management Co., Ltd., a VIE of the Company	1,226,227	5,570,754	2,168,853
Investees of Shanghai Gopher Languang Investment Management Co., Ltd., a VIE of the Company	819,199	3,489,082	1,106,637
Investees of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., a VIE of the Company	—	—	582,521
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	1,024,790	131,164	513,558
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	218,860	127,965	481,461
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	5,077,871	427,429
Shareholder transactions	—	—	426,154
Investee of Tianjin Gopher Asset Management Co., Ltd., a VIE of the Company	645,699	31,991	403,099
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	215,657	717,565	248,201
Gopher RE Credit Fund SP	—	—	123,847
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	411,614	359,671	16,049
Shareholder transactions	—	21,906	1,604
Wuhu Bona Film Investment Management Limited	—	1,037,354	—
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	748,914	807,242	—
Gopher investment Fund SPC	—	761,105	—
Financial products invested by the Group and affiliates	55,475	92,962	—
Recurring services fee
Investees of Gopher Asset Management Co., Ltd., a VIE of the Company	2,504,815	11,827,050	15,790,524
Wanjia Win-Win Assets Management Co., Ltd.	—	5,047,542	15,333,971
Investees of Wuhu Gopher Asset Management Co., Ltd., a VIE of the Company	191,757	10,665,773	12,925,380
Investees of Shanghai Gopher Asset Management Co., Ltd., a VIE of the Company	—	—	10,276,509
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	6,407,642	8,385,120	8,546,576
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	3,151,268	6,058,713
Investees of Gopher Captial GP Ltd.	14,002	34,003	5,091,211
Investee of Tianjin Gopher Asset Management Co., Ltd., a VIE of the Company	3,622,393	3,876,955	4,082,036
Investees of Shanghai Gopher Languang Investment Management Co., Ltd., a VIE of the Company	459,439	4,885,604	3,301,240
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	2,111,583	2,742,184	2,552,337
Investees of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a VIE of the Company	268,632	2,893,066	1,675,845
Investees of Shanghai Gopher Investment Management Co., Ltd., a VIE of the Company	—	—	1,283,681
Wuhu Bona Film Investment Management Co., Ltd.	—	331,157	1,142,560
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	—	—	906,687
Beijing Sequoia Heyuan Capital Investment Fund (Limited Partnership)	—	—	850,019
Investees of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., a VIE of the Company	—	—	798,399
Fund Managed by Gopher- Nuobao (Shanghai) Asset Management Co., Ltd., a subsidiary of the VIE of the Company	—	—	184,414
Shareholder transactions	—	—	59,481
Investees of Noah Holdings (Hong Kong) Limited	—	—	25,260
Investees of Gopher Asset Management Co., Ltd., a subsidiary of the VIE of the Company	—	—	513
Financial products invested by the Group and affiliates	1,010,330	1,140,375	313
Gopher investment Fund SPC	—	528,338	—
Other service fee
Investees of Gopher Asset Management Co., Ltd., a VIE of the Company	—	—	10,607,614
Investees of Shanghai Gopher Languang Investment Management Co., Ltd., a VIE of the Company	—	561,458	1,145,515
Wanjia Win-Win Assets Management Co., Ltd.	—	82,275	756,696
Investees of Shanghai Gopher Asset Management Co., Ltd., a VIE of the Company	—	—	48,654
Fund Managed by Gopher- Nuobao (Shanghai) Asset Management Co., Ltd., a subsidiary of the VIE of the Company	—	—	11,294
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	—	—	10,225
Shareholder transactions	—	—	2,541
Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	—	—	1,504
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	—	—	1,299
Investees of Wuhu Gopher Asset Management Co., Ltd., a VIE of the Company		336,107

Total	25,982,724	77,329,868	132,793,592

As of December 31, 2013 and 2014, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2013	2014
	$	$
Wanjia Win-Win Assets Management Co., Ltd.	3,005,600	8,330,419
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	856,879	3,731,866
Investee funds of Gopher Capital GP	738,725	3,535,483
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	2,704,988	3,264,336
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd.	729,933	2,244,540
Investee funds of Gopher Asset Management Co., Ltd.	—	1,494,061
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	778,562	1,054,369
Investee funds of Gopher Nuobao Asset Management Co., Ltd.	—	174,865
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	1,082	1,057
Investee funds of Shanghai Nuobang Asset Management Co., Ltd.	—	280
Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	—	7,254,174
Investee funds of Tianjin Gopher Investment Management Co., Ltd.	109,055	98

Total	8,924,824	31,085,548

As of December 31, 2013 and 2014, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2013	2014
	$	$
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd.	292,272	5,189,571
Investee funds of Wuhu Gopher Investment Management Co., Ltd.	924,018	2,881,465
Wanjia Win-Win Assets Management Co., Ltd.	1,774,667	2,624,558
Investee funds of Gopher Asset Management Co., Ltd.	1,100,107	671,541
Investee funds of Hangzhou Vanke Investment Management Co., Ltd.	2,130,255	559,587
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	201,902	643,641
Investee funds of Gopher Nuobao Asset Management Co., Ltd.	—	383,320
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	236,586	337,917
Investee funds of Gopher Capital GP	576,937	135,281
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	1,950,347	—

Total	9,187,091	13,426,881

Shanghai Yafu Investment Consulting Co., Ltd., an investment vehicle of Noah’s employees, acquired 10% of equity interests in four subsidiaries of the Group upon formation of the entities. The subsidiaries invested and the respective purchase price is listed as below.

Company Name	RMB	$
Noah Ark (Shanghai) Financial Service Co., Ltd.	5,000,000	805,854
Shanghai Noah Yijie Finance Technology Co., Ltd.	3,000,000	483,512
Shanghai Noah Jintong Data Services Co., Ltd.	3,000,000	483,512
Enoch Education Training (Shanghai) Co., Ltd.	1,000,000	161,171
Total	12,000,000	1,934,049

During the year ended December 31, 2013 and 2014, donation made to Shanghai Noah Charity Fund were nil and $2.4 million.

16. Commitments

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2014 were as follows:

Years Ended December 31	$
2015	6,076,979
2016	4,975,209
2017	3,258,704
2018	4,129,875
2019 and after	4,762,088
Total	23,202,855

Rental expenses were $5,175,287, $7,054,682 and $7,604,551 for the years ended December 31, 2012, 2013 and 2014, respectively.

17. Subsequent events

In February 2015, the Group completed an issuance of convertible notes of $80 million in aggregate principal amount through private placement. The convertible notes bear interest at a rate of 3.5% per annum, payable semi-annually, from the issuance date and mature in February 2020 and are convertible, at the holders’ option, at an initial conversion price of US$23.03 per ADS, subject to adjustments.

In March 2015, SCC Venture V Holdco I, Ltd., an affiliate of Sequoia Capital China, entered into a share purchase agreement with the Group to purchase 9.8% of the equity shares of Shanghai Noah Yijie Finance Technology Co., Ltd. for a consideration of US$5.0 million.

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2014, was more than 25% of the Company’s consolidated net assets as of December 31, 2014.

a) Condensed balance sheets

(Expressed In U.S. dollars unless otherwise stated)

	As of December 31
	2013	2014
	$	$
ASSETS
Current assets
Cash and cash equivalents	42,689,231	28,871,793
Due from subsidiaries and VIEs	38,453,506	36,220,656
Deferred tax assets	64,755	78,574
Other current assets	730,102	4,143,658
Total current assets	81,937,594	69,314,681
Investment in subsidiaries and VIEs	144,678,555	232,083,557
Non-current deferred tax assets	389,615	430,578
Other non-current assets	—	50,000
TOTAL ASSETS	227,005,764	301,878,816
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other current liabilities	691,734	1,185,921
Total current liabilities	691,734	1,185,921
Uncertain tax position liabilities	605,820	774,284
Other non-current liabilities	1,283,046	1,296,348
Total liabilities	2,580,600	3,256,553
Shareholders’ equity
Ordinary shares ($0.0005 par value): 94,100,000 shares authorized, 28,715,882 shares issued and 27,648,066 shares outstanding as of December 31, 2013 and 29,123,118 shares issued and 28,055,302 shares outstanding as of December 31, 2014	14,358	14,561
Treasury stock (1,067,816 ordinary shares at both December 31, 2013 and December 31, 2014)	(11,675,955)	(11,675,955)
Additional paid-in capital	129,687,092	135,640,392
Retained earnings	97,118,620	169,525,124
Accumulated other comprehensive income	9,281,049	5,118,141
Total shareholders’ equity	224,425,164	298,622,263
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	227,005,764	301,878,816

b) Condensed statement of operations

(Expressed In U.S. dollars unless otherwise stated)

	Years ended December 31,
	2012	2013	2014
	$	$	$
Net revenues	—	—	—
Operating cost and expenses
Compensation and benefits	487,435	—	1,643,361
Selling expenses	15,995	24,281	27,217
General and administrative expenses	1,263,771	815,650	1,569,786
Total operating cost and expenses	1,767,201	839,931	3,240,364
Loss from operations	(1,767,201)	(839,931)	(3,240,364)
Other income (expenses):
Interest income	1,157,512	352,072	900,413
Investment income	—	107,019	—
Other income (expenses)	118,539	815,020	(73,235)
Total other income	1,276,051	1,274,111	827,178
(Loss) gain before taxes and income from equity in subsidiaries and VIEs	(491,150)	434,180	(2,413,186)
Income tax expenses	(222,265)	(232,692)	(205,810)
Equity in profit of subsidiaries and VIEs	23,539,869	51,233,683	75,025,500
Net income attributable to Noah shareholders	22,826,454	51,435,171	72,406,504

c) Condensed statement of comprehensive income

(Expressed In U.S. dollars unless otherwise stated)

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Net income	22,826,454	51,435,171	72,406,504
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	1,336,728	4,231,071	(4,585,232)
Fair value fluctuation of available-for-sale investment	—	—	422,324
Other comprehensive income	1,336,728	4,231,071	(4,162,908)
Comprehensive income attributable to Noah Holdings Ltd. shareholders	24,163,182	55,666,242	68,243,596

d) Condensed statements of cash flows

(Expressed In U.S. dollars unless otherwise stated)

	Years ended December 31,
	2012	2013	2014
	$	$	$
Cash flows from operating activities:
Net income attributable to Noah shareholders	22,826,454	51,435,171	72,406,504
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	487,435	—	1,643,361
Gain from equity in subsidiaries and VIE	(23,539,869)	(51,233,683)	(75,025,500)
Changes in operating assets and liabilities:
Amount due from related party	405,905	929,736	2,232,850
Other current assets	(223,065)	(309,674)	(3,463,556)
Deferred tax assets	52,879	(40,153)	(54,782)
Uncertain tax position liabilities	169,389	168,926	168,464
Other current liabilities	(419,372)	352,432	494,187
Other non-current liabilities	(173,576)	96,942	13,302

Net cash provided by (used in) operating activities	(413,820)	1,399,697	(1,585,170)

Cash flows from investing activities:
Proceeds from sale of available-for-sale	—	4,949,984	—
Purchases of available-for-sale	—	(4,949,984)	—
Increase in amount due from subsidiaries and VIEs	(17,000,000)	—	—
Investment in subsidiaries and VIEs	—	—	(12,887,042)
Net cash used in investing activities	(17,000,000)	—	(12,887,042)
Cash flows from financing activities:
Dividends paid	(7,856,908)	(7,673,585)	—
Proceeds from issuance of ordinary shares upon exercise of stock options	407,569	1,130,401	654,774
Share repurchase	(8,520,763)	(3,155,192)	—
Net cash provided by (used in) financing activities	(15,970,102)	(9,698,376)	654,774
Net increase (decrease) in cash and cash equivalents	(33,383,922)	(8,298,679)	(13,817,438)
Cash and cash equivalents—beginning of year	84,371,832	50,987,910	42,689,231
Cash and cash equivalents—end of year	50,987,910	42,689,231	28,871,793

e) Notes to condensed financial statements

1.	The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

2.	As of December 31, 2013 and 2014, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.