Form 20-F
period 2015-12-31
Noah Holdings Ltd
filed 2016-04-27
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(Address of principal executive offices)

Ching Tao, Chief Financial Officer

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

Phone: (86) 21 8035 9221

Facsimile: (86) 21 8035-9641

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American depositary shares, two of which represent one Class A ordinary share, par value US$0.0005 per share	New York Stock Exchange
Class A ordinary shares, par value US$0.0005 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 29,317,611 ordinary shares issued, with 28,071,538 ordinary shares outstanding and 1,246,073 shares in treasury stock, par value US$0.0005 per share, as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active clients” for a given period refers to registered clients who obtain wealth management or asset management products or services distributed or provided by us during that given period. For clarification purposes only, “active clients” does not include white-collar professionals who obtain internet finance products or utilized internet finance services distributed or provided by us during that given period;

•	“ADSs” refer to our American depositary shares, two of which represent one Class A ordinary share;

•	“asset management plan” refers to an investment arrangement under which a mutual fund management company or its subsidiary (unless otherwise indicated, collectively referred to as mutual fund management company) or securities company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of the entrusting parties by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Asset management plans can be traded through exchanges under the relevant PRC laws and regulations;

•	“assets under management” or “AUM” refers to the amount of capital contributions made by investors to the funds we manage without adjustment for any gain or loss from investment, for which we are entitled to receive fees, performance-based income or general partner capital, except for secondary market equity funds of funds. For secondary market equity funds of funds, the “assets under management” or “AUM” refers to the fair value of the investments we manage, for which we are entitled to receive fees and performance-based income;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;

•	“fixed income products” refer to products that are distributed or managed by us with prospective fixed rates of return, which return is not guaranteed under PRC laws;

•	“mutual fund” means a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within the territory of the PRC, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares;

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

•	“OTC wealth management products” refer to products provided by third parties that we distribute and are not traded through exchanges. Such products may include fixed income products, private equity fund products, private securities investment fund products and insurance products. For purposes of clarification only, when we refer to our wealth management business, we mainly refer to our distribution-related business which may include the distribution of both wealth management products and asset management products. Mutual fund products and asset management plans are not considered OTC wealth management products;

•	“OTC asset management products” refer to products that are not traded through exchanges and are managed by us or for which we serve as the investment advisor, primarily consisting of various types of fund of funds and real estate funds. For purposes of clarification only, when we refer to our asset management business, we mainly refer to our business related to our proprietary fund management or investment advisory business;

•	“registered clients” refer to high net worth individuals and enterprises registered with us and wholesale clients that have entered into cooperation agreements with us. For clarification purposes only, “registered clients” does not include white-collar professionals who registered with us and utilized some of our internet finance services;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“trust plan” is a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate for December 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management, asset management and internet finance industries in China and internationally;

•	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain quality employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in the wealth management, asset management and internet finance industries in China and internationally;

•	general economic and business conditions in China and internationally;

•	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report.

Our selected consolidated financial data presented below for the years ended December 31, 2013, 2014 and 2015 and our balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our selected consolidated financial data presented below for the years ended December 31, 2011 and 2012 and our balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited financial statements not included in this annual report.

During the past three years, we have gradually transitioned from a wealth management consulting services provider to an integrated financial group with capabilities in wealth management, asset management and internet finance. Prior to 2013, we derived our revenues primarily from our wealth management business. In 2013, our asset management business began contributing a significant portion of our revenues, and we derived our revenues primarily from our wealth management and asset management businesses. In the second quarter of 2014, we launched our internet finance platform as a part of our internet finance business, and since then, we have derived our revenues from our wealth management, asset management as well as internet finance businesses. In order to better reflect such transition, we have adjusted our internal organizational and corporate structures in the fourth quarter of 2014. In line with current business operations and corporate strategy, starting from the fourth quarter of 2014, we separately present breakdowns of our financial information into three business segments: wealth management, asset management and internet finance, in addition to the consolidated financial information for the group. Financial results for each segment in prior years are also presented accordingly, in order to allow for better comparison with the 2014 and 2015 breakdowns. See “Item 5. Operating and Financial Review and Prospects.”

Starting from the fourth quarter of 2015, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”). Comparable data of prior periods have also been adjusted accordingly.

	Year Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$
Revenues
Third-party revenues:
One-time commissions(1)	—	249,107,329	356,123,887	423,218,934	391,188,385	60,389,080
Recurring service fees(1)	—	159,746,256	202,437,468	319,933,077	401,292,465	61,948,882
Performance-based income(1)	—	—	—	24,632,724	193,939,030	29,939,027
Other service fees(1)	—	6,131,473	31,049,933	29,979,126	128,290,261	19,804,604

Third-party revenues	411,288,204	414,985,058	589,611,288	797,763,861	1,114,710,141	172,081,593

Related party revenues:
One-time commissions(1)	—	59,251,198	128,209,082	180,943,785	428,687,491	66,177,945
Recurring service fees(1)	—	104,663,415	340,757,637	560,071,763	634,913,375	98,013,735
Performance-based income(1)	—	—	—	76,342,053	53,825,293	8,309,193
Other service fees(1)	—	—	6,042,345	2,036,800	559,806	86,419

Related-party revenues	82,236,982	163,914,613	475,009,064	819,394,401	1,117,985,965	172,587,292

Total Revenues	493,525,186	578,899,671	1,064,620,352	1,617,158,262	2,232,696,106	344,668,885

Less: business taxes and related surcharges	(27,126,393)	(31,972,401)	(58,643,752)	(88,673,371)	(112,768,265)	(17,408,420)

Net Revenues	466,398,793	546,927,270	1,005,976,600	1,528,484,891	2,119,927,841	327,260,465

Operating cost and expenses:
Compensation and benefits	(192,769,035)	(267,326,477)	(448,737,377)	(737,460,338)	(1,164,492,379)	(179,766,646)
Selling expenses	(62,914,788)	(84,847,017)	(102,198,334)	(147,265,810)	(263,815,409)	(40,726,081)
General and administrative expenses	(40,741,314)	(56,154,930)	(110,020,644)	(151,626,278)	(170,929,513)	(26,386,970)
Other operating expenses	(11,375,037)	(2,648,489)	(5,445,385)	(29,961,830)	(94,624,304)	(14,607,475)
Government subsidies	3,634,414	27,095,620	32,644,120	90,931,462	132,709,712	20,486,849

Total operating cost and expenses	(304,165,760)	(383,881,293)	(633,757,620)	(975,382,794)	(1,561,151,893)	(241,000,323)

Income from operations:	162,233,033	163,045,977	372,218,980	553,102,097	558,775,948	86,260,142

Other income (expenses):
Interest expenses	—	—	—	—	(16,050,359)	(2,477,748)
Interest income	12,626,435	15,466,990	20,272,408	38,901,980	39,698,790	6,128,437
Investment income	8,843,835	19,208,779	24,141,820	23,552,297	51,954,918	8,020,456
Foreign exchange gain (loss)	20,803,917	(1,140,948)	1,892,383	706,881	(1,211,502)	(187,023)
Other income (expense), net	830,024	698,299	14,723	(14,668,188)	1,666,532	257,268
Total other income	43,104,211	34,233,120	46,321,334	48,492,970	76,058,379	11,741,390
Income before taxes and income from equity in affiliates	205,337,244	197,279,097	418,540,314	601,595,067	634,834,327	98,001,532
Income tax expense	(50,279,092)	(56,649,014)	(100,081,866)	(151,293,021)	(129,885,747)	(20,050,903)
(Loss) income from equity in affiliates	(137,968)	3,894,684	7,290,800	13,583,865	21,352,767	3,296,299

Net income	154,920,184	144,524,767	325,749,248	463,885,911	526,301,347	81,246,928
Less: net income (loss) attributable to non-controlling interests	—	521,797	9,821,510	17,333,060	(9,522,737)	(1,470,057)

Net income attributable to ordinary shareholders of Noah Holdings Limited	154,920,184	144,002,970	315,927,738	446,552,851	535,824,084	82,716,985

Net income per share
Basic	5.56	5.17	11.50	16.02	19.08	2.95
Diluted	5.42	5.11	11.28	15.82	18.31	2.83
Net income per ADS(2)
Basic	2.78	2.59	5.75	8.01	9.54	1.47
Diluted	2.71	2.56	5.64	7.91	9.15	1.41
Weighted average number of shares used in computation:
Basic	27,894,953	27,751,335	27,480,150	27,873,501	28,085,521	28,085,521
Diluted	28,521,272	28,073,731	28,008,386	28,227,823	30,145,976	30,145,976
Dividends declared per share	1.76	1.74	—	—	—	—

Note:

(1)	Such numbers are not available for 2011 on a basis that is consistent with the consolidated financial information for the years ended December 31, 2012, 2013, 2014 and 2015 and cannot be obtained without unreasonable effort or expense.
(2)	Two ADSs represent one Class A ordinary share.

	Year Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$
Consolidated Balance Sheet Data
Cash and cash equivalents	861,378,975	744,877,933	1,187,211,176	1,750,204,915	2,132,923,674	329,266,676
Total assets	1,138,833,113	1,279,472,322	1,835,812,712	2,674,803,438	4,096,994,415	632,466,952
Total current liabilities	105,710,173	164,005,626	380,251,113	692,754,366	966,830,381	149,252,893
Total liabilities	125,391,079	186,053,482	412,013,025	734,931,625	1,562,997,866	241,285,293
Total equity	1,013,442,035	1,093,418,840	1,423,799,687	1,939,871,813	2,533,996,549	391,181,659

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting an adjustment to exclude the impact of share-based compensation. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, we recognized significant amounts of expenses for all forms of share-based compensation. To make our financial results comparable period by period, we utilize the non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results (unaudited)

	Year Ended December 31,
	2011 RMB	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2015 US$
Net income attributable to Noah shareholders	154,920,184	144,002,970	315,927,738	446,552,851	535,824,084	82,716,985
Adjustment for share-based compensation related to:
Share options	12,966,759	9,066,726	1,265,555	9,043,829	33,912,040	5,235,117
Restricted shares	914,042	16,158,514	30,983,610	23,647,858	33,760,448	5,211,715

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	168,800,985	169,228,210	348,176,903	479,244,538	603,496,572	93,163,817

Note:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Exchange Rate Information

We have prepared our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2015 at US$1.00: RMB6.4778, which was the certified exchange rate in effect as of December 31, 2015. The certified exchange rate on April 15, 2016 was US$1.00: RMB6.4730. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
2011	6.2939	6.4620	6.2939	6.6364
2012	6.2301	6.3086	6.2221	6.3879
2013	6.0537	6.1475	6.0537	6.2438
2014	6.2046	6.1612	6.0402	6.2591
2015	6.4778	6.2823	6.1870	6.4896
October	6.3180	6.3493	6.3180	6.3591
November	6.3883	6.3641	6.3180	6.3945
December	6.4778	6.4501	6.3883	6.4896
2016
January	6.5752	6.5664	6.4778	6.5932
February	6.5525	6.5508	6.5154	6.5795
March	6.4480	6.5008	6.4480	6.5500
April (through April 15, 2016)	6.4730	6.4710	6.4580	6.4810

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of growth in recent years. Our net revenues grew at a compound annual growth rate, or CAGR, of 46.0% from 2011 to 2015. We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at our historical rate of growth, especially since we recently expanded our business to include asset management and internet finance on top of our core wealth management business. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we may need to establish additional branch offices, in some cases in new cities and regions where we have no previous presence, and recruit, train, manage and motivate relationship managers and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market and technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

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

As for our asset management business, as a result of a governmental reorganization in June 2013, the China Securities Regulatory Commission, or CSRC, is now in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, private securities investment funds and other forms of private funds. In February 2014, Asset Management Association of China, or AMAC, firstly promulgated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) which specify the procedure for registration of fund managers and record-filing of private funds. In August 2014, CSRC promulgated new regulations on private funds, which officially set up a qualified investor regime and a registration regime for fund managers before conducting fund management business as well as set up a system for the filing of records after the completion of fund raising. In April 2016, AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or Fund Raising Measures, which will take effect on July 15, 2016. The Fund Raising Measures clearly stated that no institution or individual shall conduct fund raising activities except for (i) private fund managers registered with AMAC to raise fund for their own established or managed private fund, or (ii) the fund distributors which have obtained the fund distribution license and become members of the AMAC. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Funds.” We cannot assure you that these regulations will not materially impact our business operations. In addition, CSRC and AMAC may adopt further detailed regulations and implementing policies that govern private funds and private fund managers. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.

As the wealth management and asset management industry in China is at an early stage of development, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. As a result, substantial uncertainties exist regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the wealth management and asset management industry. To date, nineteen subsidiaries of our PRC variable interest entity, Shanghai Noah Investment Management Co., Ltd., or Noah Investment, have successfully completed the registration with AMAC, while other subsidiaries of Noah Investment engaged in fund management business are now in the process of registration with AMAC. As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by CSRC in the future.

We cannot assure you that we will be able to fully comply with all the relevant regulatory requirements, and any failure to do so could have a material adverse effect on our business.

If the relevant supervisory authorities enhance their regulation over asset management plans, our business could be materially and adversely affected.

Asset management plans sponsored by mutual fund management companies and securities companies are at an early stage of development and not heavily regulated by the relevant supervisory authorities in the PRC. Applicable laws and regulations may be adopted to address new issues that arise from time to time and impose more requirements or restrictions on the establishment, distribution or the investment scope of asset management plans. For example, in late 2012 and early 2013, the relevant PRC supervisory authorities adopted a series of rules and regulations which provided new ways for mutual fund management companies and securities companies to engage in the asset management business. In early 2014, CSRC and the Shanghai Branch of CSRC respectively promulgated new circulars, pursuant to which subsidiaries of mutual fund management companies are prohibited from serving as the channel-through asset management plans for multiple clients or engaging in the fund pool business.

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

Due to the relatively short history of the internet finance industry in China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of internet finance-related businesses, such as laws and regulations governing online payment and value-added telecommunication services. For example, applicable laws and regulations in the PRC require a payment business license to operate online payment and related services. We are in the process of applying for such payment business license, and intend to engage in providing online payments and related services after we obtain such license; in the meantime, we are cooperating with qualified third parties to provide such services. There is no guarantee that we will be able to obtain the requisite licenses for all elements of our internet finance business. In addition, according to applicable laws and regulations, we may be required to obtain an internet content provider license, or ICP license, for our internet finance services. We have made efforts to obtain all the applicable licenses and permits that we believe are necessary for the conducting of our internet finance business, including the ICP license, but we cannot guarantee you that we will be able to successfully obtain all such licenses in a timely manner, or at all. On July 18, 2015, the People’s Bank of China together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the internet finance industry titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines introduced formally for the first time the regulatory framework and basic principles for internet finance industry in China, including but not limited to internet payment, online lending, equity crowd-funding, internet fund sales, internet insurance, internet trust and Internet consumer finance. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Finance.” However, the Guidelines only set out the basic principles for internet finance industry, and new detailed rules and regulations will be adopted by the relevant regulatory agencies to implement and enforce the principles set out in the Guidelines. As the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements in the Guidelines will be interpreted and implemented. We cannot assure you that these rules and regulations will not materially impact our internet finance business.

We continually innovate our internet finance products on our internet finance platform, and related regulatory regime applicable to wealth management products and asset management products might be applicable to our internet finance products depending on the product structures. We have taken measures to comply with the laws and regulations that are applicable to our business operations. However, due to the lack of detailed regulations and guidance in the area of internet finance services and the possibility that the PRC government authority may promulgate new laws and regulations regulating internet finance services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations and that our internet finance products will comply with the related regulatory regime.

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

The current regulations under which we operate do not impose license or qualification requirements on non-financial institutions engaged in wealth management or the distribution of OTC wealth management /asset management products, such as our company, except that certain licenses and qualifications are required in order to engage in insurance brokerage, the sale of mutual funds and asset management plans managed by mutual fund management companies or securities companies, and private fund rasing. In late 2012 and early 2013, relevant PRC regulatory authorities adopted a series of rules and regulations which provide new ways for mutual fund management companies and securities companies to engage in asset management business. Those new rules and regulations also impose license or qualification requirements on the distribution of assets management plans. In April 2016, AMAC issued the Fund Raising Measures, which impose the license or qualification requirement on fund raising and will take effect on July 15, 2016. See “Item 4. Information on the Company—B. Business Overview—Regulations.” Since 2014, we have been required to complete our registration with AMAC before conducting fund management business, which is a significant part of our asset management business. Currently, fifteen affiliated institutions managed by Tianjin Gopher and Gopher Asset have completed the private investment fund manager registration with AMAC, and Noah Upright got the mutual fund distribution license. However, we cannot assure you that we will be able to fully comply with all the relevant regulatory requirements, and any failure to do so could have a material adverse effect on our business. And due to the limited history and the lack of clear implementation rules, it is uncertain how this Fund Raising Measures will impact our current fund raising practices. In addition, currently, no specific internet finance licenses or permits are necessary to the conducting of our internet finance platform business in China, except that certain licenses are required to operate value-added telecom services and online payment and related services, such as ICP license and payment business license. New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise and additional licenses and permits may be required as the relevant government authorities implement additional regulations for the industry. We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires, or obtain additional licenses requisite for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

The wealth management and asset management products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of wealth management and asset management products including fixed income products, private equity fund products, insurance products and mutual fund products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. For example, in June 2014, Wanjia Win-Win Assets Management Co. Ltd, or Wanjia Win-Win, a joint venture in which our consolidated affiliated entity, Gopher Asset Management Co., Ltd., or Gopher Asset, holds a 35% equity interest, established asset management plans and joined Shenzhen Jingtai Investment Fund I Limited Liability Partnership, or Jingtai Fund I, as limited partner representing asset management plans. A third party, Shenzhen Jingtai Fund Management Co., Ltd., or Jingtai Management, serves as the general partner of Jingtai Fund I. Our subsidiary, Noble Equity Investment Fund (Shanghai) Management Co. Ltd, or Noble, was the investment advisor for the asset management plans. Shortly after the establishment of the plans and investment of the funds thereof to Jingtai Fund I, Wanjia Win-Win and Noble discovered that Jingtai Management had violated the terms and agreed investment strategy outlined in the Limited Partnership Agreement of Jingtai Fund I by using funds Wanjia Win-Win invested in Jingtai Fund I for other investment projects. Wanjia Win-Win and Noble immediately reported Jingtai Management’s potential fraudulent actions to the relevant local public security bureau and the local branch of CSRC. Although we do not currently expect this incident to have any material adverse effect on our business operations or financial results, incidents like this could adversely affect our reputation and subject us to administrative or legal proceedings which, even if unmerited, could be distracting to our management and may affect our reputation and may expose us to potential risks and losses. See “—Our business is subject to risks related to lawsuits and other claims brought by our clients.” For the year ended December 31, 2015, the aggregate value of wealth management products we distributed was RMB$99.0 billion (approximately US$ 15.8 billion), a 56.2% increase from the year ended December 31, 2014, and total assets under management of our asset management business were RMB86.7 billion (approximately US$ 13.6 billion), a 74.3% increase from the end of 2014.

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. Not only must we be involved in the design and development of products and services, we must also accurately describe the products and services to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our clients in all market environments or against all types of risks. For example, some investors may not be fully aware that income generated from investing in trust plans or contract-based private funds is subject to individual income tax. In April 2011, relevant PRC tax authorities announced that they would strengthen the collection of income taxes on income generated from investing in trust plans, which may discourage these investors from investing in trust plans and therefore affect our business. Under current PRC tax laws, the fund manager is not obligated to withhold individual taxes for investors in contract-based private funds. However, if new rules require such an obligation, it may discourage these investors from investing in contract-based private funds and therefore affect our business.

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

Although we have established an internal compliance system to supervise service quality and regulatory compliance, we cannot always deter misconduct of our relationship managers or other employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Any of the abovementioned misconduct could impair our ability to attract, serve and retain clients and may lead to significant legal liability, reputational harm, and material adverse effects on our business, results of operations or financial condition.

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

Historically, we primarily focused on distribution of third-party wealth management products. In May 2010, we began offering asset management services by starting our own fund of funds business, and in the second half of 2012, we began managing and distributing real estate funds and funds of real estate funds. Our asset management business has experienced rapid growth and is expected to continue to grow in the future. As a result, we face significant competition from other asset management service providers, including managers of private equity funds, real estate funds or fixed income funds. In addition, the relevant PRC authorities adopted and may continue to adopt new rules and regulations to allow more entities to conduct asset management businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. On August 21, 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. In late 2015 and early 2016, AMAC promulgated a series of detailed measures and guidance which enhance the supervision in private fund industry. In 2015, we completed the private fund manager registration and filing of private funds under our management with AMAC for the relevant entities that act as private fund managers. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Funds.”

As a result, we may face competition from securities companies, mutual fund management companies and insurance asset management companies when they start raising funds for their clients and providing asset management services.

In addition, we launched our internet finance business in 2014, and the failure of our internet finance business to achieve or maintain more widespread market acceptance against our competitors could harm our business and results of operations.

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

Distribution of OTC wealth management products, OTC asset management products and internet finance products in China has relatively low entry barriers because these businesses do not require government approvals and regulatory licenses in most cases under the currently effective regulatory framework governing such industries, nor do they require intensive capital investment, except for the distribution of certain products, such as insurance products and the provision of certain internet information services. In addition, there are no restrictions on foreign ownership of companies engaged in the distribution of OTC wealth management products in China. See “Item 4. Information on the Company—B. Business Overview—Regulations.” As a result, we face increasing competition from new competitors, including overseas commercial banks with private banking functions or overseas professional wealth management firms, which are emerging in the PRC market.

Certain real estate funds we manage, asset management plans sponsored by mutual fund management companies or securities companies and trust plans, providing investors with prospective fixed rates of return, constitute a substantial portion of the fixed income products we distribute. In 2013, 2014 and 2015, the total value of fixed income products that we distributed accounted for 80.3%, 63.7% and 37.0%, respectively, of the total value of all products we distributed. If we are unable to compete effectively against existing and future competitors, especially competitors distributing fixed income products, we may lose clients and our financial results may be materially and adversely affected.

Our business is subject to the risks associated with international operations.

Although we currently derive very limited amount of revenues from countries and regions outside of China, international expansion is an important component of our growth strategy. We started conducting business in Hong Kong in 2011 and have expanded to Taiwan in 2014. Expanding our business internationally exposes us to a number of risks, including:

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

We face uncertainty from our entry into the small short-term loan business, a part of our internet finance business.

At the end of 2013, we began offering small short-term loans to our registered clients, and our involvement exposes us to new risks. The small short-term loan business currently constitutes part of our internet finance business. For example, we are exposed to risk of default by our borrowers, although we mitigate this risk by making only secured loans to our registered clients with good credit. We also strictly limit the total amount of loans available to each borrower. However, if we are unable to appropriately manage default risk in the future, our financial results may be adversely affected. In 2015, small short-term loans contributed RMB11.1 million (US$1.75 million), or approximately 0.5% of our total revenues.

In addition, our involvement in the small short-term loans business and internet finance business subjects us to new laws and regulations with which we have limited previous experience. We cannot assure you that we have fully complied with and will fully comply with all the relevant laws and regulations. If we fail to comply with any such laws or regulations, or if we otherwise become subject to enforcement actions under such laws or regulations, we may face significant monetary, reputational or other harm to our business. In addition, since we have little track record in offering small short-term loans and other internet finance products, any perceived shortcomings in our operations in this area in the future may cause reputational harm to us.

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

To date, a significant portion of the wealth management, asset management and internet finance products and services that we distribute or offer have real estate or real estate-related business in China as their underlying assets. In 2013, 2014 and 2015, the total value of wealth management products with real estate or real estate-related business as the underlying assets that we distributed accounted for 64.0%, 51.0% and 31.6% of the total value of all the products we distributed, respectively. In the second half of 2012, we began distributing real estate funds and funds of real estate funds under our management. In 2013, we began distributing asset management plans with real estate or real estate-related business as the underlying assets sponsored by mutual fund management companies or securities companies. These businesses have experienced rapid growth and are expected to continue to grow in the future. In 2014, we began distributing contract-based private funds with real estate or real estate-related business as the ultimate underlying assets. In the same year, we also began distributing internet finance products with real estate or real estate-related business as the ultimate underlying assets. The net revenues, including one-time commissions, recurring service fees and other services fees, that we generated from wealth management, asset management and internet finance products with real estate or real estate-related business as the underlying assets accounted for 61.5%, 64.4% and 36.7% of our total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. Such measures may depress the real estate market, reduce transaction volume, cause a decline in selling prices, prevent developers from raising the capital they need and increase developers’ costs to start new projects. In early 2013, the PRC central government adopted several rules to further strengthen its control over the real estate market, improve the local government’s ability to stabilize housing prices, curb speculative housing investment, increase the supply of land for low income housing, accelerate the planning and construction of low income housing and strengthen market supervision. In late 2014, the central government adopted new rules and began relaxing control on the real estate market by loosening the credit limits applicable to loans for the purchase of second homes, introducing new policies on housing provident fund credits and other measures. In addition, except for big cities such as Beijing, Shanghai, Guangzhou and Shenzhen, other cities in China have gradually rescinded local sale suspension policies applicable to housing purchases. In November 2014, the State Council promulgated the Interim Regulations on Real Estate Registration, which became effective on March 1, 2015. In 2015, relevant authorities adopted several rules that in favor of the real estate market, such as decline of loan interest rates, reduce of down- payment rate, etc. However, due to the rapid increase of housing prices in certain cities such as Shanghai, new strengthen policies are adopted in Shanghai in early 2016. We cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. These policies and regulations may affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products, asset management products and internet finance products distributed by us or managed by us in all respects.

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

We commenced our business in 2005 as a service provider focusing on distributing wealth management products. We focused exclusively on marketing and distributing third-party wealth management products until May 2010, when we started our asset management business by distributing funds managed by ourselves. In 2014, we began offering internet finance products and services through the Company’s online platform for white-collar professionals, online peer-to-peer lending services for high net worth individuals and online payment and related services. We seek to develop new wealth management, asset management and internet finance products, but it is difficult to predict whether our new products will be well-accepted by our customers. Although we recorded net income in prior years, we cannot assure you that our results of operations will not be adversely affected in any future period. We have limited operating history and as a result limited experience in delivering services, which makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to wealth management products, asset management products, internet finance products, clients and transactions. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. We maintain our backup system hardware and operate our back-end infrastructure. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to service our users. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events, and we do not have business interruption insurance. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

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

The wealth management products we distribute are supplied by a small number of third-party wealth management product providers, including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies, commercial banks and insurance companies. Among the various product providers, trust companies once supplied the majority of the wealth management products distributed by us. Trust companies in China are a type of financial institution required by PRC law to sponsor trust plans. In late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for mutual fund management companies and securities companies to engage in the asset management business. As a result, we increased our cooperation with mutual fund management companies in 2013, and contributions from trust products in terms of total transaction value decreased. In 2013, 2014 and 2015, our top three third-party product providers accounted for approximately 19.0%, 12.7% and 16.7% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with third-party wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our third-party wealth management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products that we distribute are generally available, if wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

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

In addition, investment performance is one of the most important factors in retaining existing investors and competing for new asset management business. Investment performance for our asset management business may be poor as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make. Poor investment performance may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of incentive fee income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer assets under management and lower fees for us.

To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

The historical returns of our funds may not be indicative of the future results of our funds.

The historical returns of our funds should not be considered indicative of the future results that should be expected from such funds or from any future funds we may raise. Our rates of return reflect unrealized gains as of the applicable measurement dates. Such gains may never be realized due to various factors beyond our control, such as changes in market conditions that may adversely affect the ultimate value realized from the investments in a fund. The returns of our funds may have also benefited from unique investment opportunities and general market conditions that may not reoccur, and there can be no assurance that our current or future funds will be able to effectively avail themselves of profitable investment opportunities. Furthermore, the historical and potential future returns of the funds we manage also may not necessarily bear any relationship to potential returns on our shares.

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

Our future success depends heavily on the continued services of our current executive officers and senior management team. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel, across our wealth management, asset management and internet finance businesses. Qualified employees are in high demand in the throughout the wealth management, asset management and internet finance industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of our senior management to work effectively as a team.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of April 18, 2016, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 30.7% of our share capital and controlled 63.5% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

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

Economic conditions in China are sensitive to global economic conditions. Since we derive substantially all of our revenues from our operations in China, our business and prospects may be affected by economic conditions or changes in the financial markets in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. For example, in the third quarter of 2015, the stock markets in China experienced substantial negative volatility, resulting in a loss of confidence in the markets by some investors and intervention by the PRC government. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Additionally, we earn recurring service fees on certain wealth and asset management products over a period of time after the initial sale. Clients may surrender or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

•	a decline or slowdown of the growth in the value of wealth management products or asset management products, which may reduce the value of products we distribute or manage and therefore our commission revenues and cash flows;

•	negative public perception and reputation of the wealth management, asset management or internet finance industry;

•	unanticipated delays of anticipated rollouts of our products or services;

•	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

•	changes in laws or regulatory policy that could impact our ability to provide wealth management, asset management or internet finance services to our clients or to distribute or manage wealth management products or asset management products;

•	failure to enter into contracts with new wealth management product providers;

•	cancellations or non-renewal of existing contracts with wealth management product providers; and

•	changes in the number of clients who decide to effectively terminate their relationship with us or who ask us to redeem their investment in our fund of funds products or real estate fund products.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

We adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of April 18, 2016, options to purchase 732,046 Class A ordinary shares and 205,315 restricted shares have been granted and are outstanding, and 817,768 Class A ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are engaged in insurance brokerage activities as part of our business. Under current PRC laws and regulations, foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the guidance published on the official website of the China Insurance Regulatory Commission, or the CIRC, the foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least a 30-year track record in the insurance brokerage business. As a result, neither our PRC subsidiaries nor any of their subsidiaries currently meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Shanghai Noah Rongyao Investment Consulting Co., Ltd., or Noah Rongyao, and our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Shanghai Noah Rongyao Insurance Broker Co., Ltd., or Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

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

We had been engaged in the mutual fund distribution business and distribution of asset management plans sponsored by mutual fund management companies as part of our business through contractual arrangement among our PRC subsidiary, Noah Rongyao, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders because it was difficult for foreign invest entities and subsidiaries of foreign invest entities to apply for mutual fund distribution license. Noah Upright, a subsidiary of Noah Investment before March 2016, holds the licenses and permits necessary to conduct mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China. However, since the approval authorities tends to relieve their requirements for foreign background entities to apply for mutual fund distribution license, Noah Upright was restructured to be under Shanghai Noah Financial Services Co., Ltd, or Noah Financial Services, through equity transfer in March 2016.

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

If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiary or variable interest entity, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Noah Investment that most significantly impact its economic performance, and/or our failure to receive the economic benefits from Noah Investment, we may not be able to consolidate Noah Investment in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China, including the insurance brokerage business, distribution of mutual funds products, asset management business and certain other restricted services. Our variable interest entity and its subsidiaries generated RMB212.7 million, RMB566.8 million and RMB972.2 million(US$150.1 million) in net revenues in 2013, 2014 and 2015, respectively, which contributed 21.2%, 37.1% and 45.9% of our total net revenues in the respective years. In March 2016, Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd , or Noah Upright, through which distribution of mutual funds products are conducted, previously as one of Noah Investment’s subsidiaries, was restructured to be under Noah Financial Services through equity transfer. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. Under the current contractual arrangements, as a legal matter, if our variable interest entity or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our PRC subsidiary, Noah Rongyao, our variable interest entity and its shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Noah Rongyao, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the People’s Bank of China according to applicable regulations. Although Noah Rongyao did not generate any revenues from providing services to Noah Investment in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairman and chief executive officer, Mr. Zhe Yin, our director and vice president, and Mr. Boquan He, our independent director. For these directors and officers, their fiduciary duties owed to our company under Cayman Islands law—including their duties to act honestly, in good faith and in our best interests—may conflict with their roles in our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Conflicts of interest may arise between the dual roles of those individuals who are both directors or executive officers of our company and shareholders of our variable interest entity. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his or her capacity as a shareholder of the variable interest entity, on the one hand, and as a beneficial owner and a director and/or an officer or our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors. In addition, if such conflicts of interest arise, our PRC subsidiary, Noah Rongyao, could also, in the capacity of the attorney-in-fact of Noah Investment’s shareholders as provided under the power of attorney, directly appoint new directors of Noah Investment to replace these individuals.

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

Under the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the articles of association of our PRC subsidiaries and variable interest entity, our PRC subsidiaries and variable interest entity are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. We allocated RMB30.7 million, RMB40.0 million and RMB91.6 million (US$14.1 million) to statutory reserves during the years ended December 31, 2013, 2014 and 2015, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our PRC subsidiaries and consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC or its local branches, treated as a PRC domestic investor provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOC or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 4. Information of the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered to be illegal.

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

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested entities. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our variable interest entity being converted into a foreign-invested company, while foreign-invested companies engaged in insurance brokerage are subject to more stringent requirements than PRC domestic enterprises.

On August 29, 2008, SAFE promulgated a regulation which restricts the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by setting limitations on the usage of the converted Renminbi. This regulation is generally referred to as SAFE Circular 142. On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced SAFE Circular 142 from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by of PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In July 2013, the People’s Bank of China revoked the restriction on the loan interest rates of financial institutions. In November 2014, the People’s Bank of China lowered the benchmark interest rates for loans and deposits and lifted the ceiling for deposit rates. Most recently, in March and October 2015, the People’s Bank of China further lowered the benchmark interest rates for loans and deposits separately to reduce the financing costs for China’s small and medium-sized enterprises, which could in turn stimulate the growth of the Chinese economy. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute or manage, which could materially and adversely affect our business, as well as our financial condition and results of operations.

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

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuations in exchange rates could have a material adverse effect the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June, 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. Starting from June 2015, the trend of appreciation changed and the Renminbi started to depreciate against the U.S. dollar gradually. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi, while a portion of our financial assets, our convertible notes and our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for payment of interest expenses or principal regarding the outstanding convertible notes, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

SAFE has promulgated several rules and regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. According to the circular promulgated by SAFE which took effect on June 1, 2015, the qualified banks will bear the authority to register all PRC residents’ direct or indirect offshore investment activities in special purpose vehicles, except that those PRC residents who have failed to register or obtain approval will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

Pursuant to Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees, who are “domestic individuals” and have been granted share options, or the PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our employees have made registration as required under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis and complete all the requisite procedures in accordance with the Stock Incentive Plan Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

The discontinuation of any of the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.

During the five years ended December 31, 2015, our PRC subsidiaries and variable interest entity and its subsidiaries were granted governmental financial subsidies. Government agencies may decide to reduce or eliminate subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Noah Insurance (Hong Kong) Limited, or Noah HK, may be able to enjoy the 5% withholding tax rate for the dividends it receives from, Shanghai Rongyao Information Technology Co., Ltd., or Noah Technology and Kunshan Noah Xingguang Investment Management Co., Ltd., or Noah Xingguang respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Noah HK is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned PRC subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—Dividend Withholding Tax.”

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, or Implementation Rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2015. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

If Noah Holdings Limited is required under the EIT Law to withhold such PRC income tax, your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

The State Administration of Taxation, or SAT, has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 28, 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposition of equity interest in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, despite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, an indirect transfer falling into the scope of certain safe harbors under SAT Circular 7 may not be subject to PRC tax. Such safe harbors include qualified group restructuring, public market trading and tax treaty exemptions.

Under SAT Circular 7, the entities or individuals obligated to pay the transfer price to the transferor shall be withholding agents and shall withhold the PRC tax from the transfer price. If a withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither a withholding agent nor the transferor complies with the obligations under SAT Circular 7, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold a withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$18.02 to US$37.32 in 2015. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, the recent volatility in the PRC stock markets has resulted in volatility in the trading prices of most PRC-based companies who shares trade in the United States. Any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 18, 2016, we had 19,607,665 Class A ordinary shares outstanding, including 14,740,178 Class A ordinary shares represented by ADSs. Except for the restricted ADSs representing 3,933,708 Class A ordinary shares held by affiliates of Sequoia Capital China, the rest of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our Class A ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In February 2015, we completed an issuance of US$80 million in aggregate principal amount of convertible notes. The convertible notes bear interest at a rate of 3.5% per annum from the issuance date, mature in February 2020 and are convertible, at the holders’ option, at an initial conversion price of US$23.03 per ADS, subject to adjustments. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) any recapitalization, reclassification or change of our Class A ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (3) the adoption of any plan relating to the dissolution or liquidation of our company; or (4) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes of at least US$15,000,000 or such lesser amount then held by the holders. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes.

You may not have the same voting rights as the holders of our Class A ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

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

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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

Our memorandum and articles of association contain provisions that could discourage a third party from seeking to obtain control of our company, which could adversely affect the interests of holders of our Class A ordinary shares and ADSs by limiting their opportunities to sell them at a premium.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series which may be greater than the rights of our Class A ordinary shares. The provisions could have the effect of depriving holders of our Class A ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2015, we believe that we were not a PFIC for that year. However, the U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material United States Federal Income Tax Considerations”) for any year during which such U.S. Holder holds our ADSs or Class A ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. For example, if we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if such U.S. Holder disposes of ADSs or Class A ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on such U.S. Holder’s gain would be increased by an interest charge. Also, if we are treated as a PFIC with respect to a U.S. Holder in any taxable year, such U.S. Holder would generally not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that such U.S. Holder may receive from us in that year or in the following years. Certain elections may be available, however, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2016, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or Class A ordinary shares declines, our risk of becoming a PFIC may substantially increase. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2016 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of these entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally (unless you make a valid mark-to-market election with respect to the ADSs as discussed under “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules” ) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable (in which case, special rules apply). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

The U.S. Foreign Account Tax Compliance Act could subject us to certain new information reporting and withholding requirements.

The United States has passed the Foreign Account Tax Compliance Act, or FATCA, that imposes a new reporting regime and, potentially, a 30% withholding tax on certain U.S.-source payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, and PRC regulations or guidance notes have not been published, we cannot assure you that we will not be adversely affected by this legislation in the future.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

We conduct our wealth management business in China primarily through our subsidiaries, Noah Xingguang and Noah Financial Services. We conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. We conduct our small short-term loan business through Noah Financial Express (Wuhu) Microfinance Co., Ltd, our subsidiary in the PRC. Our asset management business and certain other restricted business are conducted through Noah Investment and its subsidiaries. We primarily conduct our internet finance business through Shanghai Noah Yijie Finance Technology Co., Ltd.

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

In February 2015, we completed an issuance of US$80.0 million in aggregate principal amount of convertible notes due 2020 through a private placement. The notes were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will be convertible into our ADSs based at an initial conversion rate of 43.4216 of our ADSs per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$23.03 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. The notes will bear interest at a rate of 3.50% per annum, payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The notes will mature on February 3, 2020, unless previously repurchased or converted in accordance with their terms prior to such date.

On January 29, 2016, our shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which our authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote.

Our principal executive offices are located at No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, People’s Republic of China. Our telephone number at this address is (86) 21 8035-9221. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, NY 10017.

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

We provide direct access to China’s high net worth population. With 1,098 relationship managers in 135 branch offices as of December 31, 2015, our coverage network encompasses China’s most economically developed regions where its high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Through this extensive coverage network, we primarily serve three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks or branches of national commercial banks that distribute wealth management products to their own clients. We refer to high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients.” Since our inception in 2005, the number of our registered clients has grown to 99,019 as of December 31, 2015. We refer to those registered clients who obtained wealth management or asset management products or services distributed or provided by us during any given period as “active clients” for that period. Neither our registered clients nor active clients pay us for our services. The number of our active clients amounted to 6,455, 9,010 and 12,573 in 2013, 2014 and 2015, respectively.

We believe that our product sophistication, along with our client knowledge, has enabled us to consistently cater to the needs of our client base, which primarily consists of China’s high net worth population. We primarily distribute OTC wealth management and asset management products and services originated in China, and also recently began providing internet finance services. Our wealth management products primarily include fixed income products, private equity funds, mutual fund products, private securities investment funds products and insurance products. Our asset management products primarily include fund of funds and real estate funds. Through our rigorous product selection and risk management processes, we are able to offer our clients a wide array of third-party wealth management and asset management products and services. In 2013, as part of our wealth management business, we started distributing high-end insurance policies and offering small short-term loans as new services to meet the needs of our existing clients, and these have generated RMB11.1 million (US$1.7 million) in revenues for the year ended December 31, 2015. From our inception in 2005 to December 31, 2015, we distributed RMB279.4 billion (US$44.8 billion) worth of products through our wealth management business, and our asset management business managed assets amounted to RMB86.7 billion (US$13.6 billion) as of December 31, 2015. In addition, in the second quarter of 2014, we launched our internet finance platform for white-collar professionals, which constitutes part of our internet finance business that also includes small short-term loans, online peer-to-peer lending for high net worth individuals, and online payment and related businesses. Through our internet finance business, we provide financial products and services to high net worth individuals and enterprise clients as well as serve white-collar professionals in China through proprietary internet financial platforms. The aggregate value of wealth management products and asset management products distributed by us through our internet finance platform in 2015 was RMB12.0 billion (approximately US$1,902.1 million) and we had 634 enterprise clients as of December 31, 2015. We intend to continue to explore new products and services as the appropriate opportunities arise.

We generate revenues from our wealth management business primarily in the form of (1) one-time commissions, (2) recurring service fees paid by product providers or underlying corporate borrowers, (3) and sharing of performance-based income earned by fund managers of secondary market equity fund products. We generate revenues from our asset management business primarily in the form of (1) recurring service fees mainly consisting of management fees, and (2) performance-based fees from some of the funds we serve as fund manager. Such commissions and service fees paid by product providers or underlying corporate borrowers are calculated based on the value of the relevant wealth or asset management products and services we distribute or offer to our active clients, even though our active clients do not directly pay us any such commissions or fees. We deliver to our high net worth clients a continuum of value-added services before, during and after we distribute and offer wealth management products and asset management products to them. These services include financial planning, product analysis and recommendation, product and market updates and investor education. We do not charge our clients fees for these services. Our one-time commissions accounted for 45.5%, 37.4% and 36.7% of our net revenues in 2013, 2014 and 2015, respectively, our recurring service fees accounted for 51.0%, 54.4% and 46.4% of our net revenues in 2013, 2014 and 2015, respectively, and our performance-based fees accounted for nil, 6.2% and 11.1% of our net revenues in 2013, 2014 and 2015, respectively. We also generated revenues from other services, including (i) interest payments from small short-term loans, which accounted for 0.5% of our net revenues in 2015, (ii) service income from our internet finance business, which accounted for 5.8% of our net revenues in 2015, (iii) insurance brokerage business, which accounted for 1.2% of our net revenues, (iv) online payment services, which accounted for 0.3% of our net revenues and other business.

Our business has grown substantially since our inception in 2005. Our coverage network increased from six relationship managers in one city in 2005 to 1,098 relationship managers in 135 branch offices in 67 cities as of December 31, 2015, while our total number of registered clients increased from 930 to 99,019 during the same period. In particular, we achieved significant growth amid the financial crisis in 2008, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. The table below sets forth information relating to the level of select market indices as of the last day of each of the periods presented and certain of our performance indicators for each of the periods presented:

	Years Ended December 31,
	2013		2014		2015
	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)
Standard & Poor’s 500 Index (1) (US$)	1,848	29.6	2,059	11.4	2,044	(0.7)
Shanghai Stock Exchange Composite Index (1) (RMB)	2,115	(6.8)	3,235	53.0	3,539	9.4
Our total transaction value (RMB in millions)	44,487	77.1	63,371	42.4	98,994	56.2
Number of our registered clients	53,501	32.7	70,557	31.9	99,019	40.3
Number of our active clients	6,445	55.2	9,010	39.8	12,573	39.5

(1)	Annual closing prices of respective composite indices.

Our net revenues increased from RMB1,006.0 million in 2013 to RMB1,528.5 million in 2014 and to RMB2,119.9 million (US$327.3 million) in 2015, representing a CAGR of 45.2%. We recorded net income attributable to our shareholders of RMB315.9 million in 2013, RMB446.6 million in 2014 and RMB535.8 million (US$82.7 million) in 2015. The net income amounts include the impact of non-cash charges relating to share-based compensation in an aggregate amount of RMB32.2 million in 2013, RMB32.7 million in 2014 and RMB67.7 million (US$10.4 million) in 2015.

We are a holding company and we primarily operate our business through our PRC subsidiaries and our variable interest entity and its subsidiaries in China. While our PRC subsidiaries conduct most of our wealth management business, we currently conduct our insurance brokerage business, asset management business and certain other restricted services in China exclusively through Noah Investment and its subsidiaries. In particular, Gopher Asset Management Co., Ltd., or Gopher Asset, a subsidiary of Noah Investment, has grown to be the core of our asset management business, having become a leading asset management company in China focused on fund of funds in private equity, real estate, hedge funds, credit products and family office business. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits. In 2013, 2014 and 2015, our variable interest entity and its subsidiaries contributed 21.2%, 37.1% and 45.9% of our net revenues, respectively. The increase in the percentage of revenue contribution by our variable interest entity and subsidiaries from 2013 to 2015 was primarily due to the rapid development of our asset management services since 2012, which were conducted by the subsidiaries of our variable interest entity. In addition, we primarily conduct our internet finance business through Shanghai Noah Yijie Finance Technology Co., Ltd.

Our Services

We are a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. We also provide internet finance services through a proprietary internet finance platform to white-collar professionals in China.

Wealth Management

Our wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China. Under our wealth management business, we primarily distribute fixed income products, private equity fund products, mutual fund products, private securities investment funds products, short-term financing products, public equity products and high end insurance products. Through our rigorous product selection and risk management processes, we choose products from a wide array of third-party wealth management products and asset management products. To date, we have distributed the products of over 282 product providers. Additionally, we also provide family office and discretionary portfolio management services business focused on ultra-high net worth and family office clients. In 2015, we made excellent progress – building deeper, long term client relationships and providing services for more than 60 family offices in total. From our inception in 2005 to December 31, 2015, we distributed RMB279.4 billion (US$44.8 billion) worth of wealth management products in aggregate.

Asset Management

Our asset management business manages and develops financial products denominated in both RMB and U.S. dollars, covering real estate funds and funds of funds, including private equity funds of funds, real estate funds of funds, secondary market equity funds of funds and fixed income funds of funds.

In 2013, we began managing and distributing funds of hedge funds, funds of fixed income funds, funds of real estate funds and fixed income funds denominated in U.S. dollars, of which we serve as the general partner through one of our subsidiaries in Hong Kong. In 2013, we also began distributing certain asset management plans sponsored by mutual fund management companies, of which we serve as the investment adviser, exercising substantial management capability. In 2014, we developed our own fund management business by launching and managing contract-based private funds, which are new forms of funds and fund of funds. Such asset management business is subject to detailed regulations and implementing policies issued by CSRC. In addition, in 2014, in response to market demands, we limited the percentage of real estate-related products we offered, gradually shifted away from residential real estate to commercial real estate in our real estate funds and funds of real estate funds, cooperated with more overseas partners, increased the number of overseas funds of funds offered (including real estate, private equity, secondary market equity and fixed income funds) and offered an increasing number of domestic secondary market equity funds of funds. In 2015, we continued to develop our real estate-related products with a focus on commercial real estate products. Additionally, to seize future market opportunity and enhance our core competence in the asset management business, we expanded our business in managing and distributing private equity funds, secondary market hedge funds of funds and quantitative funds of funds. As of December 31, 2015, compared to December 31, 2014, the aggregate value of our asset management business managed assets increased from RMB49.7 billion to RMB86.7 billion (US$13.6 billion).

Internet Finance

Our internet finance business provides financial products and services through a proprietary internet finance platform to white-collar professionals in China.

Our internet finance segment, which we began reporting as a separate segment in 2014, utilizes our proprietary online platform and encompasses the following four types of services:

•	“Cai Fu Pai” (online platform previously known as “Yuan Gong Bao”)—We introduced this service in the second quarter of 2014. It consists of internet finance products and online technology services for white-collar professionals. These services utilize our online platform to extend the reach of our customized online platform services to the Internet. This allows our clients to access many of our personalized services on a 24-hour basis without having to schedule a meeting with one of our online platform professionals or brokers. We had 634 enterprise clients as of December 31, 2015. This platform initially provided online platform services to targeted professionals who work for our enterprise clients, and is now open to all professionals. The “Cai Fu Pai” brand is owned by Shanghai Noah Yijie Finance Technology Co., Ltd.

•	“Rong Yi Tong” (Small short-term loans) – Starting in November 2013, we began providing small short term loan services, for which we serve as the loan originator and assume credit risk. We include Rong Yi Tong in our internet finance segment since it benefits from synergies with other services that we offer as part of this segment and is operated by the same personnel. This service also allows us to introduce new loan products to our clients and broaden and deepen our relationships with them. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable.

•	“Ark P2P” (Online peer-to-peer lending for high net worth individuals) – For this service, we facilitate loans on a peer-to-peer basis. These loans are mainly collateralized by financial products held by the borrower. We act solely as a facilitator for these services, and do not assume credit risk or originate the loans ourselves. This was not a significant part of our overall business in 2014, and has remained at or below that level of significance in 2015 as we have shifted our focus to other business areas.

•	“Jintong Zhifu” (Online payment and related services) – In delivering this service, we facilitate online payment services by transferring customer data to licensed third-party online payment platforms. Applicable laws and regulations in the PRC require a payment business license to operate online payment and related services. We are in the process of applying for such payment business license, and intend to engage in providing online payments and related services after we obtain such license. In the meantime, we are cooperating with qualified and duly licensed third parties to provide such services. There is no guarantee that we will be able to obtain the requisite payment business license and may need to continue to rely on third parties when providing these services.

The services offered through our online platform are similar to some of the services offered in person at our offices, but the online services and products target white-collar professionals, rather than high net worth individuals, and do not involve personal relationship managers. The majority of the services and products transacted in 2014 were fixed income products. In 2015, we started to facilitate transactions of secondary market products and mutual fund products on the platform. Since the online platform is relatively new, it continues to evolve and expand its product offering, and generally aims to include more standardized products. We receive platform service fees from individual customers for each transaction facilitated by the online platform based on the amount transacted.

As of December 31, 2015, we had established cooperative relationships with 634 China-based companies to offer financial products and services to white-collar professionals who work at these companies, up from 205 as of December 31, 2014. The aggregate value of products distributed by us to white-collar professionals through our internet finance platform in 2015 was RMB12.0 billion (US$1,902.1 million), a 748.7% increase from 2014.

Our Clients

We define our three primary categories of clients as follows: (i) registered individual clients, consisting of (a) high net worth individuals and (b) white-collar professionals, which we serve through our recently launched internet finance business, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 77.2%, 77.9% and 77.5% of our total revenues in 2013, 2014 and 2015, respectively. Our distribution to enterprise clients accounted for 22.8%, 22.1% and 22.5% of our total revenues in 2013, 2014 and 2015, respectively, while distribution through wholesale clients accounted for nil, nil and nil, respectively, of our total revenues in the same periods.

The table below sets forth selected statistics of our three primary categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,				Number of Active Clients for Years Ended December 31,			Total Transaction Value for Years Ended December 31,
	2013		2014	2015	2013	2014	2015	2013	2014	2015
	RMB in million
Individual clients	51,278	(1)	67,724	95,885	5,998	8,643	12,149	34,344	49,366	76,695
Enterprise clients	2,106	(2)	2,714	3,015	447	367	424	10,143	14,005	22,299
Wholesale clients	117	(3)	119	119	—	—	—	—	—	—

Total	53,501		70,557	99,019	6,445	9,010	12,573	44,487	63,371	98,994

(1)	Represents the aggregate number of our registered high net worth individual clients. This figure does not include white-collar professionals served by our internet finance business.
(2)	Represents the aggregate number of our registered enterprise clients.
(3)	Represents the number of wholesale clients that have entered into cooperation agreements with us.

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

The number of our registered individual clients increased from 51,278 as of December 31, 2013 to 67,724 as of December 31, 2014 and to 95,885 as of December 31, 2015. The number of registered individual clients who have purchased products distributed by us increased from 11,128 as of December 31, 2013 to 15,494 as of December 31, 2014 and to 24,348 as of December 31, 2015. In 2015, registered individual clients purchased RMB76.7 billion (US$12.2 billion) worth of wealth management products through us, accounting for 77.5% of the aggregate value of wealth management products that we distributed during the same period.

White-collar Professionals

Benefitting from our internet finance platform and our asset management capability, we further diversified our client base when we introduced Cai Fu Pai, an internet finance platform that provides financial products and services to white-collar professionals in China, in the second quarter of 2014.

Enterprise Clients

We also extend the distribution of wealth management products to enterprises, primarily SMEs. We define SMEs as enterprises or institutions that generate annual revenues of no more than RMB300.0 million (US$50 million). The number of our registered enterprise clients was 3,015 as of December 31, 2015, up from 2,714 as of December 31, 2014. In 2015, registered enterprise clients purchased RMB22.3 billion (US$3.5 billion) worth of wealth management products through us, accounting for 22.5% of the aggregate value of wealth management products that we distributed during the same period.

Our Coverage Network

As of December 31, 2015, our extensive coverage network consisted of 1,098 relationship managers and 135 branch offices in 67 cities, which receive operational support from our headquarters in Shanghai.

Branch Offices

Our 135 branch offices are strategically located in 67 cities in China, covering multiple economically developed regions in China where its high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices include national economic centers such as Beijing, Shanghai and Guangzhou and some of the regional cities known for their well-developed private sectors and wealthy entrepreneurs, such as Wenzhou and Yiwu in Zhejiang province.

The table below sets forth selected statistics of our coverage network by regions in China as of December 31, 2015:

Number of Cities In Our Network
Yangtze River Delta[1]	31

Pearl River Delta[2]	8

Bohai Rim[3]	12

Other Regions[4]	16

Total	67

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. Our relationship managers maintain relationships with clients through both in-person meetings and through our official WeChat account and mobile application. Our relationship managers act as asset allocation financial advisors. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2015, we had 1,098 relationship managers nationwide, compared to 779 as of December 31, 2014 and 569 as of December 31, 2013.

[1]	Includes the Shanghai, Jiangsu and Zhejiang regions
[2]	Includes the Guangdong region
[3]	Includes the Northern China region
[4]	Includes Central and Western China, Northeastern China and the Fujian region

Mobile Customer Service Channels

To better serve our expanding client base, we started to maintain an official WeChat account and launched a brand-new Noah mobile application in the third quarter of 2014. In 2015, we launched more mobile applications with different service lines. These mobile customer service channels allow us to continually update the online community of our high net worth clients and provides a convenient and efficient platform for these clients to communicate directly with our relationship managers and other members of our team. We also conduct product roadshow and provide product information to existing and potential clients through our mobile application platform.

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

Wealth Management Products

We market, distribute or manage the following categories of wealth management products based on the underlying asset classes:

•	Fixed income products, mainly including (i) asset management plans sponsored by mutual fund management companies or securities companies, (ii) real estate funds managed by us and (iii) collateralized fixed income products sponsored by trust companies, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws;

•	Private equity fund products, including investments in (i) various private equity funds sponsored by domestic and international asset/fund management firms, (ii) real estate funds and fund of funds managed by us, and (iii) asset management plans sponsored by mutual fund management companies or securities companies, the underlying assets of which are portfolios of equity investments in unlisted private enterprises;

•	Secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises; and

•	Other products, including mutual fund products, high-end insurance products, short-term financing products, online platform services to white-collar professionals clients, peer-to-peer lending for high net worth individuals through the internet, and online payment and product information systems, which facilitate online payment services by transferring customer data to third-party online payment platforms.

As the wealth management industry in China develops, relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management business. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in the asset management business. Since the adoption of the Interim Measures, more and more fund managers have been engaged in asset management business. As a result, we may have more extensive product choices provided by securities companies, mutual fund management companies and insurance asset management companies. In August 2014, CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which specify that the establishment of management institutions of private funds and the establishment of private funds are not subject to administrative examination and approval. In late 2015 and early 2016, AMAC promulgated a series of detailed measures and guidance which enhance the supervision in the private fund industry. As a result, our product choices may be subject to further changes in the future.

The table below summarizes certain information relating to the transaction value of the different types of wealth management products that we distributed during the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	35,709	80.3	40,212	63.5	36,621	5,823	37.0
Private equity fund products	6,426	14.4	11,971	18.9	31,917	5,085	32.2
Secondary market equity fund products	—	—	10,328	16.3	28,054	4,488	28.4
Other products, including mutual fund products* and insurance products	2,352	5.3	860	1.3	2,402	384	2.4

All products	44,487	100.0	63,371	100.0	98,994	15,780	100.0

*	Mutual fund products refers to the incremental value of mutual fund products we distributed.

The fixed income products we distributed that have real estate or real estate-related business as their underlying assets accounted for 75.3%, 72.0% and 78.0% of the total transaction value of all fixed income products we distributed in 2013, 2014 and 2015, respectively. The private equity fund products we distributed that have real estate or real estate-related business as their underlying assets accounted for 52.4%, 26.0% and 8.5% of the total transaction value of all private equity fund products we distributed in 2013, 2014 and 2015, respectively.

While OTC products will remain the core products we distribute, we have diversified our product choices to include non-OTC products, such as mutual funds or other publicly traded wealth management products. In February 2012, Noah Upright received a license for distributing mutual funds from CSRC and altered its scope of business to include mutual fund distribution.

Asset Management Products

We successfully raised and managed approximately RMB26.9 billion, RMB35.0 billion and RMB66.9 billion (US$10.7 billion) for our proprietary asset management products in 2013, 2014 and 2015, respectively, of which the real estate funds we raised and managed amounted to RMB20.2 billion, RMB23.4 billion and RMB24.2 billion (US$3.8 billion) in 2013, 2014 and 2015, respectively and the private equity funds of funds we raised and managed amounted to RMB3.3 billion , RMB6.4 billion and RMB27.9 billion (US4.4 billion) in 2013, 2014 and 2015, respectively.

We offer the following categories of asset management products across different types of asset classes:

•	Real estate funds and real estate funds of funds, including funds and funds of funds for residential as well as commercial real estate properties such as office buildings and retail property in China and overseas;

•	Private equity funds of funds, including investments in the top domestic private equity funds in China. We rank among the largest private equity funds of funds in China;

•	Secondary market equity fund products, the underlying assets of which are protfolios of equity investments in listed enterprises; and

•	Other fixed income funds of funds, including public equity funds, international funds, U.S. dollar-denominated hedge funds, multi-strategy hedge funds, investment funds, core funds of funds and funds with certain types of credit asset classes in China and overseas, as well as customized manager of manager services.

Our total assets under management as of December 31, 2015 were RMB86.7 billion (US$13.6 billion), compared with RMB49.7 billion as of December 31, 2014.

The table below summarizes the roll-forward of our AUM for three years:

	Typical Management fee rates chargeable by asset management segment	As of December 31, 2014		Funds Inflow	Funds Outflow	As of December 31, 2015
	RMB in billions, except percentages
Product type
Real estate funds and real estate funds of funds
Equity	0.5%-1%	6.4	13%	2.7	2.9	6.2	7%
Debt	0.4%-1.5%	24.6	50%	21.5	20.5	25.6	29%
Private equity funds of funds	0.7%-1%	10.4	21%	27.6	0.1	37.9	44%
Secondary market equity funds of funds	0.5%-1.5%	2.6	5%	9.8	1.7	10.7	12%
Other fixed income funds of funds	0.8%-1.2%	5.7	11%	5.2	4.6	6.3	7%
All products		49.7	100.0%	66.9	29.9	86.7	100.0%

	Typical Management fee rates chargeable by asset management segment	As of December 31, 2013		Funds Inflow	Funds Outflow	As of December 31, 2014
	RMB in billions, except percentages
Product type
Real estate funds and real estate funds of funds
Equity	0.5%-1%	5.0	16%	3.0	1.6	6.4	13%
Debt	0.4%-1.5%	18.9	60%	20.4	14.7	24.6	50%
Private equity funds of funds	0.7%-1%	4.0	13%	6.4	—	10.4	21%
Secondary market equity funds of funds	0.5%-1.5%	—	—	2.6	—	2.6	5%
Other fixed income funds of funds	0.8%-1.2%	3.4	11%	2.6	0.3	5.7	11%
All products		31.3	100.0%	35.0	16.6	49.7	100.0%
	Typical Management fee rates chargeable by asset management segment	As of December 31, 2012		Funds Inflow	Funds Outflow	As of December 31, 2013
	RMB in billions, except percentages
Product type
Real estate funds and real estate funds of funds
Equity	0.5%-1%	2.3	29%	2.7	—	5.0	16%
Debt	0.4%-1.5%	4.9	62%	17.5	3.5	18.9	60%
Private equity funds of funds	0.7%-1%	0.7	9%	3.3	—	4.0	13%
Secondary market equity funds of funds	NA	—	—	—	—	—	—
Other fixed income funds of funds	0.8%-1.2%	—	—	3.4	—	3.4	11%
All products		7.9	100.0%	26.9	3.5	31.3	100.0%

The opening balance, funds outflow and closing balance of the movements above corresponding with secondary market equity fund of funds include the effect of market appreciation or depreciation.

The following tables summarize the AUM for each of our product types and their liquidation dates as of December 31, 2014 and 2015 (on a historical basis):

	AUM as of December 31, 2014	Expected liquidation date is
		during the year ended December 31,			after January 1, 2018
		2015	2016	2017
	RMB in billions
Product type
Real estate funds and real estate funds of funds
Equity	6.4	1.8	0.9	1.7	2
Debt	—
Private equity funds of funds	6.9	—	0.2	—	6.7
Other fixed income funds of funds	1.8	1.3	0.4	—	0.1

Total	15.1	3.1	1.5	1.7	8.8

	AUM as of December 31, 2015	Expected liquidation date is
		during the year ended December 31,			after January 1, 2019
		2016	2017	2018
	RMB in billions
Product type
Real estate funds and real estate funds of funds
Equity	5.8	1.0	1.9	1.1	1.8
Debt	—	—	—	—	—
Private equity funds of funds	33.9	0.7	1.7	1.5	29.9
Other fixed income funds of funds	1.0	0.2		0.5	0.3

Total	40.6	1.9	3.6	3.1	32.0

It is rare for us to liquidate a fund prior to maturity. We will generally only liquidate a fund prior to maturity if (1) the underlying projects or investments end prior to liquidation, or (2) the return from investments is much lower than our expectation, and it is in the best interest of the fund investors to liquidate such fund prior to maturity.

Our secondary market equity funds generating the performance-based fees are periodically available for redemption. The following table summarizes the different periods that our secondary market equity funds of funds opened for redemptions on fair value basis:

	As of December 31,
	2014	2015
	RMB in billions	RMB in billions	US$ in billions
Monthly	0.4	2.4	0.4
Quarterly	1.2	4.4	0.7
Semi-annually	—	0.0	—
Annually	0.4	0.4	0.1
As of maturity	0.2	3.2	0.5

Total	2.2	10.5	1.6

Dividend payments, if any, do not have direct impact on the accumulated net fair value fluctuation based on which performance-based income is calculated. Dates for dividend payments cannot be reasonably estimated for each fund.

Performance-based Income

The following table summarizes AUM with performance-based income terms as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB in billions	RMB in billions	US$ in billions
Product type
Real estate funds and real estate funds of funds
Equity	6.4	5.8	0.9
Debt	—	—	—
Private equity funds of funds	6.9	33.9	5.2
Secondary market equity funds of funds	2.2	10.5	1.6
Other fixed income funds of funds	1.8	1.0	0.2

Total	17.3	51.1	7.9

We are entitled to receive performance-based income of real estate funds and real estate funds of funds as of fund liquidation. We are generally entitled to share 10% to 20% of the investment gain when it exceeds certain performance-based thresholds, which mostly correspond to annual returns of between 8% and 12%, depending on different projects and terms of investment. We do not accrue performance-based income for real estate funds and real estate funds of funds based on net asset value before fund liquidation. Performance-based income is only recognized during the stage of fund liquidation when the amount has been determined.

We are entitled to receive performance-based income relating to our private equity funds of funds as of fund liquidation. We are generally entitled to share 3%-5% of the investment gain when it exceeds certain performance-based thresholds, which generally correspond to accumulated return of at least 40%. We do not accrue performance-based income for private equity funds of funds based on net asset value before fund liquidation. Performance-based income is only recognized during the stage of fund liquidation when the amount has been determined.

We are entitled to receive performance-based income of our secondary market funds of funds as of the dates when investee funds are opened for redemption, dividend payment or when the funds mature. We are generally entitled to share 4% to 5% of the investment gain when it exceeds certain performance-based thresholds, which are usually 6% of principal or when the net asset value exceeds the previous highest net asset value. Performance-based income is recognized when performance-based income can be charged according to the relevant fund agreements, which is generally on a quarterly or semi-annual basis, based on the change of net asset value. Such performance-based income is not subject to clawback and as such there is no impact for any subsequent net asset value fluctuations.

Performance-based income of other fixed income funds of funds is not significant, and we do not expect material inflow of performance-based income related to other fixed income funds of funds in the foreseeable future.

Internet Finance Services

At the end of 2013, we began providing small short-term loans, which now constitutes a part of our internet finance business. In addition, in the second quarter of 2014, we launched “Yuan Gong Bao,” an internet finance platform that provides financial products and services to white-collar professionals in China and is now known as “Cai Fu Pai”. Our internet finance business now serves high net worth individuals, white-collar professionals and enterprise clients through a range of products and services. In 2015, the aggregate transaction value of our internet finance business amounted to approximately RMB12.0 billion (US$1,902.1 million), as compared to RMB1.4 billion in 2014.

The services offered through our online platform are similar to some of the services offered in person at our offices, but the online services and products target white-collar professionals, rather than high net worth individuals, and do not involve personal relationship managers. The majority of the services and products transacted in 2014 were fixed income products. In 2015, we started to facilitate transactions of secondary market products and mutual fund products on the platform. Since the online platform is relatively new, it continues to evolve and expand its product offering, and generally aims to include more standardized products. We receive platform service fees from individual customers for each transaction facilitated by the online platform based on the amount transacted.

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products and also with the asset management products we manage.

Product Providers

We define product providers as the issuers of wealth management products with which our clients enter into contractual arrangements to purchase products. The product providers we deal with encompass a variety of institutions and companies, mainly including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies and insurance companies. To date, we have distributed products provided by over 282 product providers in China.

Among the various third-party product providers, mutual fund management companies supplied a significant portion of the wealth management products distributed by us in 2013, 2014 and 2015. Mutual fund management companies in China are not considered a type of financial institution, and instead, they are regulated by CSRC and provide wealth management products mostly in the form of “asset management plans.” See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Asset Management Plans.”

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

For all wealth management products and asset management products we distribute, we are entitled to receive one-time commissions, calculated as a percentage of the total value of products purchased by our clients, from the counterparties under the relevant service agreements.

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

Seasonality

Our revenues, operating expenses and operating cash flow have historically been lower during the first quarter than during other quarters. This results from the relatively low level of fund raising activities by corporate borrowers during the Chinese New Year holiday period, which falls within the first quarter each year. In addition, because fund raising activities gradually pick up after the Chinese New Year holiday, we recognize a significant portion of revenues derived from sales of newly launched wealth management products and asset management products in March, which in turn increases our accounts receivables in the first quarter of each year. Such accounts receivables have historically been collected in the second quarter of each year.

Competition

The wealth management industry, asset management industry and internet finance industry in China are all at a relatively early stage of development and undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include:

•	Commercial banks. Many commercial banks, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank rely on their own wealth management arms and sales force to distribute their products. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and institutionalized services and our independence, which positions us better to provide wealth management recommendations and services and to gain our clients’ trust.

•	Trust companies. Because a portion of products that we distribute are fixed income trust products, we compete with trust companies with in-house distribution functions. We believe that we can compete effectively with trust companies due to our broader product choices, wider coverage network, independent perspective and more comprehensive client services.

•	Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years. We believe that we can compete effectively with independent wealth management service providers because of our track record, reputation, product sourcing and established risk management systems. We are also significantly larger in terms of scale of operations and have a more extensive coverage network and professional services.

•	Insurance companies. Many insurance companies, such as PingAn Insurance, rely on their own wealth management teams and sales forces to distribute their products. We believe that we can effectively compete with insurance companies due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and institutionalized services and our independence, which position us better to provide insurance products recommendations and services and to gain our clients’ trust.

•	Asset management service providers. A number of mutual fund management companies, security companies and other fund managers which registered with AMAC have emerged in the asset management business in China in recent years. We believe that we can compete effectively with these companies because of our track record, reputation, product sourcing and established risk management systems.

•	Internet finance companies. As the wealth management industry develops, we may face competition from new market entrants. For example, an increasing portion of wealth management products are distributed through online or mobile platforms, and such trend is expected to continue.

Relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management, asset management and internet finance businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. In August 2014, CSRC promulgated the Interim Measures, which specify that the establishment of management institutions of Private Funds and the establishment of private funds are not subject to administrative examination and approval. Since the adoption of the Interim Measures, more and more fund managers have been engaged in asset management business. As a result, we may face competitions from securities companies, mutual fund management companies, insurance asset management companies and other fund managers established under the Interim Measures when they start raising funds for their clients and providing asset management services.

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

The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. The Draft FIL includes, among others, the following key points:

•	The Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. An entity established in China but “controlled” by foreign entities and/or citizens will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority.

•	The existing comprehensive approval system of foreign investments will be replaced by an entry clearance system in relation to foreign investments in the industries within the catalog of special management measures, or the negative list, and an information reporting system. The negative list will only comprise of two categories: the prohibited industries and the restricted industries; foreign investments in industries not listed in the negative list will not be required to apply for entry clearance or make record filing and will only be required to submit information reports. In the future, the negative list to be issued by State Council may replace the current Guidance Catalog of Industries for Foreign Investments. The Information reporting system includes the investment implementation reporting, investment amendment reporting, annual reporting and quarterly reporting, and the scope of the information reporting is very extensive under the Draft FIL. In addition, any non-compliance with the information reporting obligations, concealing true information, or providing misleading or false information will be subject to monetary fines or criminal charges, depending on the seriousness of circumstances, and the persons directly responsible may also be criminally liable.

•	All differences in the corporate governance requirements that currently apply to foreign-invested and domestic enterprises will be removed, leaving only the requirements under the PRC Company Law, with which all foreign-invested and domestic enterprises must comply.

•	The national security review will be incorporated as a separate chapter and may replace the existing regulations and rules issued by the State Council or the Ministry of Commerce. Compared with the existing regulations and rules, the scope of national security review is expanded under the Draft FIL.

•	The “variable interest entity” structure, or VIE structure, will fall into the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

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

Regulations on Private Funds

As a result of regulatory reform in June 2013, CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private equity funds, private securities investment funds, venture capital funds and other forms of private funds instead of National Development and Reform Commission, or NDRC. On August 21, 2014, CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which became effective on the same date. According to the Interim Measures, Private Funds shall refer to the investment funds established by way of raising capitals from investors in a non-public manner within the territory of PRC. The Interim Measures shall apply to (i) the registration, record-filing, fund raising, investment and operation activities of a company or partnership that is established by way of non-public fund-raising for the purpose of engaging in investment activities, if its assets are managed by a fund manager or general partner; and (ii) the business of private funds of securities companies, fund management companies, futures companies and their subsidiaries, except as otherwise stipulated under other laws or relevant provisions of CSRC. Apart from the Interim Measures, other specific laws or regulations which may apply to private funds shall still apply. For example, the Companies Law of PRC shall apply to fund manager or private fund taking the form of limited liability company or company limited by shares and the Partnership Law of PRC may shall apply to fund manager or private fund taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and who bears unlimited liability for the partnership’s debts. From late 2009 to early 2010, the PRC government promulgated regulations to permit foreign investors to invest in partnership enterprises in China. This established the legal basis for foreign private equity firms to establish Renminbi-denominated funds in China.

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

According to the Interim Measures, the establishment of management institutions of Private Funds and the issuance of Private Funds are not subject to administrative examination and approval. All types of issuers are allowed to issue Private Funds to a cumulative number of investors not exceeding the number specified by laws on the basis of compliance with laws and regulations. Manager of all Private Funds of all type shall register with AMAC, and apply with AMAC for record filing after the fund raising of a Private Fund of any type is completed. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

As a self-regulatory organization, AMAC issued in early 2015 some relevant regulations which may exert influence on fund management, such as the Guidance of Outsourcing Service for Fund Business (for Trial Implementation), the Self Disciplinary Rules for Practices of Fund Practitioners. In late 2015 and early 2016, AMAC has also promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including Guidance on the Internal Control of the Private Investment Funds Managers, the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Questions and Answers in relation to the registration of private fund manager and record-filing of private funds. These regulations have the effect of (i) expanding the self-discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record-filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016, which brings significant influence to the fund raising procedures and sales institutions and will take effect on July 15, 2016. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with AMAC (only applying when rasing fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures creates detailed procedures for conducting fund rasing business and introduced new process such as “cooling-off period” and the “re-visit”.

Before the Interim Measures, private funds mainly established in the form of limited liability partnerships and since the issuance of the Interim Measures, contract-based funds have arisen in the market. In 2010, we started our fund management business by forming a fund of private equity funds, and in 2014, we further enhanced our fund management business by forming contract-based funds.

Regulations on Asset Management Plans

According to CSRC, qualified mutual fund management companies and securities companies may be entrusted by clients to engage in asset management business.

Asset Management Plans by Mutual Fund Management Companies. On September 26, 2012, CSRC promulgated Pilot Measures for Asset Management Services Provided by Mutual Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012. These Pilot Measures apply to activities whereby a mutual fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, and engages a custodian institution to act as the asset custodian and make investments with the entrusted assets in the interest of the asset entrusting clients. According to the Pilot Measures, the assets under an asset management plan may be used for the following investments: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing tools, asset-backed securities, commodity futures and other financial derivatives; (ii) shares, claims and other property rights not transferred through a stock exchange; and (iii) other assets approved by CSRC. A specific asset management plan investing in any assets specified in subparagraphs (ii) or (iii) above is called a special asset management plan. In addition, a mutual fund management company shall conduct special asset management plan business only through its subsidiary and not by itself. Where an asset manager provides the specific asset management services for multiple clients, the number of entrusting clients of a single asset management plan may not exceed 200. A single investor’s investment into an asset management plan shall be no less than RMB1 million; the number of investors whose investment is less than RMB3 million of one entrustment is limited to 200, while the number of investors whose investment is more than RMB3 million is not limited. The total assets entrusted by the clients initially shall not be less than RMB30 million and not more than RMB5 billion, unless otherwise provided by CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified for the sale of mutual funds. In early 2014, CSRC and Shanghai Branch of CSRC respectively promulgated new circulars, pursuant to which subsidiaries of mutual fund management companies are prohibited from serving as the channel-through asset management plans for multiple specific clients or engaging in fund pool.

Asset Management Plans by Securities Companies. On June 26, 2013, CSRC promulgated Administrative Measures for Client Asset Management Business of Securities Companies, or the Administrative Measures. Besides, there are two detailed Implementing Rules of the Administrative Measures, (together with the Administrative Measures, collectively referred to as Administrative Measures for Asset Management Business for Securities Companies). According to Administrative Measures for Asset Management Business for Securities Companies, qualified securities companies may engage in collective asset management business for multiple clients. Collective asset management plans may invest in stocks, bonds, securities investment funds, central bank bills, short-term financing bills, mid-term notes, stock index futures, other financial derivatives, wealth management plans of commercial banks that are either income-guaranteed or principal-protected with floating incomes and other investment products approved by CSRC. Securities companies may also engage in special asset management business after obtaining qualifications from CSRC. Every special asset management plan is subject to examination and approval by CSRC. A securities company may either promote collective asset management plans by itself or through other securities companies, commercial banks or other institutions recognized by CSRC. A collective asset management plan shall only be promoted to qualified investors not exceeding 200 in total. A qualified investor is defined as an entity or individual that is capable of appropriately identifying risks and bearing the risks of the collective asset management plan that it invests in, and that satisfies any of the following conditions: (i) the total personal or household financial assets shall be no less than RMB1 million, applicable if the qualified investor is a natural person or (ii) the net assets shall not be less than RMB10 million, applicable if the qualified investor is a company, enterprise or institution. A securities company shall put the assets under a collective asset plan under the custody of an asset custodian with fund custody business qualifications.

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

Noah Upright, a subsidiary of Noah Financial Services through equity transfer in 2016, has been granted a mutual fund distribution license by CSRC and may distribute such asset management plan. Because mutual fund management companies and securities companies may also distribute asset management products by themselves, they may become our potential competitors.

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

On January 23, 2007, the CBRC promulgated the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans, or the Trust Plan Rules, which became effective on March 1, 2007 and was subsequently amended on February 4, 2009. Pursuant to the Trust Plan Rules, a trust company may establish collective funds trust plans, or trust plans, under which the trust company, in its capacity as trustee of two or more trustors, may pool funds entrusted to it by such trustors and may manage, invest and dispose of the pooled funds for the benefit of the beneficiaries nominated by the trustors. A trust plan must comply with the specified requirements under the Trust Plan Rules, including the requirements that (i) each trustor participating in the trust plan be a qualified investor and the sole beneficiary of his or its investment in the trust plan; (ii) there be no more than 50 individuals participating in the plan, excluding individuals who entrust, on a single transaction basis, more than RMB3.0 million each, and qualified institutional investors; (iii) the trust plan have a term of not less than one year and have a specified use of proceeds and investment strategy that is in compliance with the industrial policies and relevant regulations of the PRC; (iv) the beneficial interest in the trust plan be divided into trust units of equal amounts; and (v) other than reasonable compensation provided for underwritten trust agreements, the trust company must not seek any profits directly or indirectly from the trust property under any name for itself or others.

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

On October 10, 2008, People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Small short-term loan Company in Anhui, and on May 18 of 2009, the Anhui Government promulgated the Interim Regulations on Small short-term loan Business of Anhui Province, and afterwards, the Finance Office of Anhui province issued Opinions on Promoting the Standardized Development of Small short-term loan Companies across Anhui Province, or, collectively, the Regulations on Small short-term loan Company in Anhui. According to the Regulations on Small short-term loan Company in Anhui, the registered capital shall not be less than RMB100 million when setting up small short-term loan company in urban areas or in county territories outside the northern part or Dabie mountain area of Anhui Province. It is not allowed for a small short-term loan company to accept public deposits. The major sources of funds of a small short-term loan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a small short-term loan company, the shares held by the main initiator shall not exceed 35% of the total registered capital of the company in principle, the shares jointly held by the main initiator and its affiliates shall not exceed 50% of the total registered capital of the company, and the shares jointly held by other affiliated shareholders among other initiators shall not exceed 30% of the total registered capital of the company. In addition, a small short-term loan company is not permitted to conduct any businesses outside the region where it is located.

Regulations on Internet Finance

Due to the relatively short history of the internet finance industry in China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of internet finance-related businesses, such as laws and regulations governing online payment and value-added telecommunication services.

On July 18, 2015 the People’s Bank of China together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to internet finance titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines introduced formally for the first time the regulatory framework and basic principles for internet finance industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation”. The Guidelines further stated the definitions and basic principles for the following forms of internet finance:

Internet Payment: refers to the services whereby the Internet is relied upon to give payment instructions and transfer monetary funds via computers, mobile phones and other devices. Internet payment services shall always remain true to the purposes of serving e-commerce development and providing the public with fast and convenient payment services in small and micro amount. Third-party payment institutions that cooperate with other institutions shall clearly define the relationship of rights and obligations between and among different parties involved, and establish effective risk isolation mechanisms and client rights and interests protection mechanisms. They shall fully disclose service information to clients, clearly remind clients of business risks, and refrain from exaggerating the nature and functions of payment service intermediary. Internet payment services shall be regulated by the People’s Bank of China.

Online lending: includes peer-to-peer online lending (i.e. P2P online lending) and Internet small-amount lending. P2P online lending refers to direct lending between and among individuals through Internet platforms. Direct lending on P2P online lending platforms falls within the scope of lending between private citizens, and therefore is governed by the Contract Law, the General Principles of the Civil Law, other relevant laws and regulations, and relevant judicial interpretations of the Supreme People’s Court. P2P online lending shall stick to its functions of serving as a platform to provide investors and financiers with information exchange, matching, credit rating and other intermediary services. P2P online lending institutions shall specify their nature as information intermediaries, mainly provide information services for the direct lending between borrowers and lenders, and shall neither provide credit enhancement services nor engage in illegal fund-raising. Internet small-amount lending means that an Internet enterprise, through a small-amount loan company under its control, makes use of the Internet to extend small-amount loans to clients. During Internet small-amount lending, it is required to comply with the prevailing regulatory provisions applicable to small-amount loan companies, display the advantages of online lending, and make efforts to lower the financing costs incurred by clients. Online lending business shall be regulated by CBRC.

Equity crowd-funding: mainly refers to public equity financing in small amount through the Internet, and must be raised through equity crowd-funding intermediary platforms (Internet websites or other similar electronic media). The parties raising funds through equity crowd-funding shall be small and micro-sized enterprises. They shall truthfully disclose to investors key information such as their business models, operations and management, financial positions, fund use, etc. through equity crowd-funding intermediaries, and shall not mislead or defraud investors. On the other hand, investors shall fully understand the risks of equity crowd-funding activities, have appropriate risk tolerance, and make investment in small amount. Equity crowd-funding business shall be regulated by CSRC.

Internet fund sales: Fund sales agencies that cooperate with other agencies to sell funds and other wealth management products via the Internet shall effectively fulfill risk disclosure obligations, and shall not attract clients by promising investment returns in violation of relevant provisions. Fund managers shall take effective measures to prevent maturity mismatch and liquidity risks in asset allocation. If fund sales agencies and their partner agencies also provide investors with returns through other activities, they shall state and present the composition of such returns, the prerequisites for such returns, applicable circumstances, etc. in a comprehensive, truthful and accurate manner, and shall not mix such returns with the returns on fund products. Third-party payment institutions shall, during the course of payment services for Internet fund sales, abide by relevant regulatory requirements of the People’s Bank of China and the CSRC on client excess reserves and fund sales settlement funds. The client excess reserves held by third-party payment institutions may only be used for handling the payment services entrusted by clients, and shall not be used to advance capital for the redemption of funds and other wealth management products. Internet fund sales business shall be regulated by the CSRC.

The Guidelines also specified several basic rules for internet finance industry administration, such as: (1) Any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (2) Unless otherwise specified, an Industry Player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and achieve the management of client funds and its proprietary funds under separate accounts; (3) basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money laundering.

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 as further amended in 2002, 2009, 2014 and 2015. According to the PRC Insurance law, the CIRC is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages, or the Insurance Brokerage Provisions, promulgated by the CIRC in September 2009 and amended in 2013 and 2015. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business with the approval of the CIRC. Unless otherwise provided by the CIRC, an insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital for an insurance brokerage shall be not less than RMB50.0 million and must be fully paid up in cash. An insurance brokerage may conduct the following insurance brokering businesses:

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

Pursuant to the contractual arrangements among Noah Rongyao, Noah Investment and its shareholders, we operate our insurance brokerage business through Noah Insurance, a subsidiary wholly owned by Noah Investment. Noah Insurance obtained the requisite insurance brokerage license issued by the CIRC in July 2008, which has a term of eight years and will expire in July 2016.

Regulation on Non-Financial Institution Payment Services

According to the Administrative Measures for the Payment Services Provided by Non-Financial Institutions, or the Payment Services Measures, promulgated by the People’s Bank of China on June 14, 2010 and effective as of September 1, 2010, as well as the associated implementation rules issued on December 1, 2010, as a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the People’s Bank of China, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without such license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the People’s Bank of China and then submitted to the People’s Bank Of China for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

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

Regulations on the Operation of Value-Added Telecom Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the Ministry of Industry and Information Technology, or MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an a value-added telecommunications business license, or VAT License, from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011 and 2015. According to these measures, a commercial ICP service operator must obtain an ICP License, one class of VAT Licenses, from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

One subsidiary of Noah Investment has applied for and obtained an ICP License in March 2015, which is required for our internet finance business. See “Item 3.D. Key Information—Risk Factors—If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Regulations on the Sale of Mutual Funds

On December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Law on Securities Investment Funds, or the New SIF Law, which became effective on June 1, 2013 and as amended in 2015, replaced the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales, other fund services related to mutual funds are subject to registration or record-filing requirement with the securities regulatory authority under the State Council. Correspondingly, on March 15, 2013, CSRC promulgated the revised Administrative Measures on the Sales of Mutual Funds, or 2013 Fund Sales Measures, which became effective on June 1, 2013 and replaced the rules issued by CSRC in 2011.

The 2013 Fund Sales Measures specifies that it only applies to the sales of mutual funds. Commercial banks, securities companies, futures companies, insurance companies, securities investment consultation agencies, independent fund sales agencies and other agencies permitted by CSRC may apply with the relevant local branches of CSRC for the license related to fund sales. In order to obtain such license, an independent fund sales agency shall meet certain requirements, including: (i) having a paid-in capital of no less than RMB20.0 million; (ii) the senior executives shall have obtained the fund practice qualification, be familiar with fund sales business, and have two or more years of working experience in fund practice or five or more years of working experience in other relevant financial institutions; (iii) having at least 10 qualified employees to engage in a securities business; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

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

Comparing to the prior rules regulating this field, the 2013 Fund Sales Measures (i) specifies that it only applies to sales of mutual fund, (ii) provides that registration system shall be implemented in relation to application for license related to fund sales and the local branches of CSRC shall serve as executors of qualification registration for the sales of mutual funds and continuously supervise fund sales agencies and such related matters, (iii) expands the types of fund sales agencies, furthers the involvement of futures companies, insurance companies and other companies in the sales of mutual funds, and (iv) further raises the penalties for violations of laws and regulations of fund sales agencies, fund sales payment and settlement institution and related institutions in operation of business.

In July 2015, relevant authorities in PRC collectively issued the Guiding Opinions on the Promotion of the Healthy Development of Internet Finance, pursuant to which mutual funds are allowed to be distributed on the Internet, as an alternative to through traditional financial services. Other provisions include requiring mutual fund sales agencies to perform its risk disclosure obligations while cooperating with other institutions via online platforms and prohibiting marketing through guaranteeing profits.

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

Pursuant to the current Foreign Investment Catalog, the provision of consulting services, that we are engaged in, is a permitted area of foreign investment. Before March 2015, insurance brokerage falls within the industries where foreign-invested companies is restricted while pursuant to the current version of the Foreign Investment Catalog, insurance brokerage business falls within the industries in which foreign investment is permitted.

However, currently foreign-invested companies engaged in insurance brokerage business are subject to more stringent requirements than Chinese domestic enterprises. Specifically, according to the guidance published on the official website of the CIRC, foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least 30 years of track record in the insurance brokerage business.

In addition, pursuant to the current Foreign Investment Catalog, value-added telecommunication service is restricted from foreign investment. And pursuant to relevant laws and regulations, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business, mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies do not comply with PRC government restrictions on foreign investment in such business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2015, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Business Tax

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or Pilot Plan. Pursuant to this plan and relevant notices, from January 1, 2012, the value-added tax has been imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions, of which Shanghai is the first one. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay VAT, in lieu of business tax. Applicable VAT tax rate for the Company is 6%, according to Circular 2016-36.

Dividend Withholding Tax

Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings Limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2015. However, as there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether, if Noah Holdings Limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings Limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the State Administration of Taxation on August 28, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. Accordingly, Noah HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from Noah Technology and Noah Xingguang respectively, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations, and obtain the approvals required under the administrative measures described above. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Foreign Account Tax Compliance Act

The United States has passed FATCA, whichimposes a new reporting regime and, potentially, a 30% withholding tax on certain U.S.-source payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, and PRC regulations or guidance notes have not be published, we cannot assure you that we will not be adversely affected by this legislation in the future.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, the Renminbi fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the Renminbi fund from the settlement of foreign currency capital including a business contract must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary and other penalties. On March 30, 2015, SAFE issued SAFE Circular 19, which took effect and replaced SAFE Circular 142 from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continues to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

On Feb 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or SAFE Circular 13, which took effect on June 1, 2015. Circular 13 specifies that the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

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

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which terminated the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular 75, and became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle, or SPV, directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. On February 13, 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in SPVs pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws.

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

Many issues regarding the Stock Incentive Plan Rules require further interpretation. We and our employees who have participated in an employee stock ownership plan or stock option plan as “domestic individuals”, or PRC optionees, were subject to the Stock Incentive Plan Rules when our company became an overseas listed company. However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Incentive Plan Rules. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities in China and Hong Kong. We currently mainly operate our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	China	Wholly owned subsidiary
Shanghai Noah Financial Services Co., Ltd.(1)	China	Wholly owned subsidiary
Kunshan Noah Xingguang Investment Management Co., Ltd.	China	Wholly owned subsidiary
Noah Holdings (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Shanghai Rongyao Information Technology Co., Ltd.	China	Wholly owned subsidiary
Zigong Noah Financial Service Co., Ltd.	China	Wholly owned subsidiary
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	China	Wholly owned subsidiary
Shanghai Noah Yijie Finance Technology Co., Ltd.	China	Majority owned subsidiary
Noah Commercial Factoring Co., Ltd.	China	Wholly owned subsidiary
Noah Group Honest Asia Limited	Hong Kong	Wholly owned subsidiary
Noah (Shanghai) Financial Leasing Co., Ltd	China	Wholly owned subsidiary
Noah Holdings international Limited	Hong Kong	Wholly owned subsidiary
Shanghai Noah Investment Management Co., Ltd.	China	Consolidated affiliated entity
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	China	Wholly owned subsidiary
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	China	Consolidated affiliated entity
Tianjin Gopher Asset Management Co., Ltd.(2)	China	Consolidated affiliated entity
Gopher Asset Management Co., Ltd.(3)	China	Consolidated affiliated entity
Wuhu Gopher Asset Management Co., Ltd.	China	Consolidated affiliated entity
Shanghai Gopher Asset Management Co., Ltd.	China	Consolidated affiliated entity
Zhejiang Vanke Noah Assets Management Co., Ltd.	China	Consolidated affiliated entity
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	China	Consolidated affiliated entity

(1)	Formerly known as Shanghai Noah Yuanzheng Investment Consulting Co., Ltd.
(2)	Previously translated as “Tianjin Gefei Asset Management Co., Ltd.”
(3)	Previously translated as “Gefei Asset Management Co., Ltd.”

In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. Since its inception, Noah Investment primarily focused on the distribution of OTC wealth management products to high net worth individuals in China.

We conduct our wealth management business in China primarily through our subsidiaries, Noah Xingguang and Noah Financial Services. We conduct our overseas wealth management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. Our asset management business and insurance brokerage business are conducted through Noah Investment and its subsidiaries.

In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gopher Asset Management Co., Ltd., or Tianjin Gopher, and Gopher Asset from Noah Financial Services at cost in order to facilitate the development of fund of funds, a part of our asset management business. Fifteen affiliated institutions managed by Tianjin Gopher and Gopher Asset have completed the private investment fund manager registration with AMAC, which enable such affiliated institutions to launch self-developed products at lower costs. Tianjin Gopher and Gopher Asset mainly serve as a general partner in fund of private equity funds, hedge funds and real estate funds. Such funds have invested in and plan to continue to invest in equity funds with portfolio companies that may prefer to remain wholly PRC-owned. As of the date of this annual report, Gopher Asset has grown to be the core of our asset management business, having become a leading asset management company in China focused on funds of funds in private equity, real estate, hedge funds, credit products and family office business, offering both investment opportunities in RMB and US$ in all of the these products.

We primarily conduct our internet finance business through Shanghai Noah Yijie Finance Technology Co., Ltd., our majority-owned subsidiary. In July 2015, Beijing Sequoia Mingde Capital Investment Fund (Limited Partnership), an affiliate of Sequoia Capital China, acquired 9.8% of equity interests in Shanghai Noah Yijie Finance Technology Co., Ltd., at purchase price of RMB31.6 million. We hold 59.89% interest of Shanghai Noah Yijie Finance Technology Co., Ltd. as of the date of this annual report.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our insurance brokerage business and other business do not comply with PRC government restrictions on foreign investment in insurance brokerage business or other businesses, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment

The corporate headquarters of our wealth management, asset management and internet finance businesses, consisting of approximately 12,810, 1,552 and 4,940 square meters of leased office space, respectively, are located in Shanghai, China. Our 135 branch offices lease approximately 40,984 square meters of office space in aggregate. Our overseas business is mainly conducted by our Hong Kong office, with 865 square meters of leased office space.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We primarily distribute OTC wealth management and OTC asset management products that are originated mainly in China. The wealth management products and asset management products we distribute include fixed income products, private equity fund products, private securities investment fund products and high-end insurance products. As part of our asset management business, we raise and manage asset management products, primarily including fund of funds products and real estate fund products. More recently, we also offer internet finance solutions to white-collar professionals and high net worth individuals. With 1,098 relationship managers in our 135 branch offices in 67 cities as of December 31, 2015, our coverage network encompasses China’s most economically developed regions where its high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Since our inception in 2005, the aggregate transaction value of the products distributed by us through our wealth management business amounted to RMB279.4 billion (US$44.8 billion). The number of our registered clients, which include (i) registered high net worth individuals, (ii) registered enterprise clients and (iii) wholesale clients which have entered into cooperation agreements with us, has grown to 99,019 as of December 31, 2015. From the fourth quarter of 2013, we started distributing high-end insurance products and offering small short-term loans as services to our existing clients, and in the second quarter of 2014, we began offering more internet finance services, including online platform services for white-collar professionals, online peer-to-peer lending for high net worth individuals, and online payment and product information systems, which facilitate online payment services by transferring customer data to third-party online payment platforms.

We derive revenues from three business segments: wealth management, asset management and internet finance. We generate revenues primarily from (i) one-time commissions derived from wealth management products, paid by product providers or underlying corporate borrowers, based on the value of the wealth management products purchased by our clients; (ii) recurring service fees paid by providers of certain types of wealth and asset management products, based on the value of such products purchased by our clients or the net asset value of the portfolio underlying the products purchased by our clients; (iii) performance based income from some funds, including real estate funds, private equity funds and secondary market equity funds, previously distributed by us and funds raised and managed by us as part of our wealth management and asset management business; and (iv) other service fees, primarily including (a) revenue from small short-term loan; (b) revenues generated by our insurance brokerage business; and (c) revenues generated by our internet finance services.

We have experienced significant growth in recent years. Our net revenues increased from RMB1,006.0 million in 2013 to RMB1,528.5 million in 2014 and to RMB2,119.9 million (US$327.3 million) in 2015, representing a CAGR of 45.2%. We recorded net income attributable to our shareholders of RMB315.9 million in 2013, RMB446.6 million in 2014 and RMB535.8 million (US$82.7 million) in 2015. The net income amounts include the impact of non-cash charges relating to share-based compensation in an aggregate amount of RMB32.2 million in 2013, RMB32.7 million in 2014 and RMB67.7 million (US$10.4 million) in 2015.

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

Our financial condition and results of operations are more directly affected by factors specific to our company, primarily including the following:

•	number of clients;

•	average transaction value per client;

•	accumulated aggregate value of finance products with recurring service fees previously distributed by us;

•	product mix; and

•	operating cost and expenses.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients we serve. We primarily serve three types of clients: (i) high net worth individuals, (ii) enterprises affiliated with high net worth individuals and (iii) wholesale clients, primarily local commercial banks and branches of national commercial banks which distribute wealth management products to their own clients. Our current core business is the distribution of wealth management and asset management products to high net worth individuals, which contributed 77.2%, 77.9% and 77.5% of our total revenues in 2013, 2014 and 2015, respectively. Our internet finance business targets white-collar professionals as part of its primary client base, although it also serves high net worth individuals. The number of our clients, particularly the number of our high net worth individual clients, is a key factor affecting our results of operations. An increasing number of high net worth individual clients may also result in a growing number of enterprise clients, as many high net worth individuals in China own or control small and medium-sized enterprises. In addition, as our internet finance business expands, we also serve an increasing number of white-collar professionals, who form a significant portion of the expanding middle class in China.

We refer to the high net worth individuals and enterprises registered with us and the wholesale clients that have entered into cooperation agreements with us as our “registered clients” and those registered clients who purchase wealth or asset management or internet finance products or services distributed by us during any given period as “active clients” for that period. We do not include the white-collar professionals who utilize some of our internet finance services in either our “registered clients” or “active clients” measures, due to the unique nature and scale of the services provided to such white-collar professionals. The cumulative number of our registered clients increased from 53,501 as of December 31, 2013 to 70,557 as of December 31, 2014 and to 99,019 as of December 31, 2015, while the number of our active clients increased from 6,445 in 2013 to 9,010 in 2014 and to 12,573 in 2015. Although we generate no revenue from those registered clients who currently do not purchase products or services we distribute, with an increasing number of registered clients, we have the opportunity to introduce and recommend wealth management, asset management and internet finance products and services to a greater number of high net worth individuals, enterprises and wholesale clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products we distribute and the services we provide. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of products we distribute and services we provide through our wealth management business, which in turn affects the amount of our revenue, primarily one-time commissions and recurring service fees. Average transaction value per client refers to the average value of wealth management products and asset management products we distribute and internet finance services we offer that are purchased by our active clients during a given period. The average transaction value per client for the wealth management business increased 2.0% from RMB6.9 million in 2013 to RMB7.0 million in 2014, and increased by 11.9% from RMB7.0 million in 2014 to RMB7.9 million (US$1.3 million) in 2015, primarily reflecting a change in product mix.

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

Product Mix

Our product mix affects our revenues and operating profit. We distribute to our clients a wide array of wealth management and asset management products that are originated in China and Hong Kong. These include five types of wealth management products: (i) fixed income products, mainly including real estate funds with both residential real estates and commercial real estates as underlying assets, supply chain financing products, industrial M&A funds and public company mezzanine financing products, all of them provide investors with prospective fixed rates of return; (ii) private equity fund products, including investments in various private equity funds sponsored by domestic and international asset/fund management firms, real estate funds and fund of funds managed by us, the underlying assets of which are portfolios of equity investments in unlisted private companies and asset management plans, the underlying assets of which are portfolios of equity investments in unlisted private companies; (iii) secondary market equity fund products, the underlying assets of which are publicly traded stocks; (iv) insurance products; and (v) mutual fund products. In addition, we also offer four types of asset management products: (i) real estate funds and real estate funds of funds, including funds and funds of funds for residential as well as commercial real estate properties such as office buildings and retail property in China and overseas; (ii) private equity funds of funds, including investments in the top domestic private equity funds in China; (iii) secondary market equity funds of funds, including both RMB and U.S. dolloar-denominated hedge and quantitative funds of funds ; and (iv) other fixed income funds of funds, including public equity funds, core funds of funds and funds with certain types of credit asset classes in China and overseas, as well as family office services and customized manager of manager services. Beginning in 2014, we also offer internet finance services, which include small short-term loans, online platform services for white-collar professionals, online peer-to-peer lending for high net worth individuals and online payment and product information systems, which facilitate online payment services by transferring customer data to third-party online payment platforms.

The composition and level of revenues that we derive from the products are affected by product type. The product type determines whether we can receive one-time commissions only, recurring service fees and performance-based income. For wealth management products, we receive one-time commissions paid by product providers or underlying corporate borrowers, calculated as a percentage of the value of the products that our clients purchase. In addition, for wealth management products other than fixed income products sponsored by third parties and for most asset management products, we also receive recurring service fees or management fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products. We may receive performance based income from some funds, including real estate funds, private equity funds and secondary market equity funds, previously distributed by us and funds raised and managed by us as part of our wealth management and asset management business. We also generate revenues from other sources, primarily including (a) upfront subscription fees, management fees and exit fees, paid by fund companies for distributing mutual fund products, (b) insurance brokerage business and (c) service fees paid by clients for the internet finance services we provide.

Wealth Management Products

The table below sets forth the total value of different types of wealth management products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed, during the periods indicated:

	Years Ended December 31,
	2013		2014		2015
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	35,723	80.3	40,212	63.5	36,621	5,823	37.0
Private equity fund products	6,406	14.4	11,971	18.9	31,917	5,085	32.2
Secondary market equity fund products	—	—	10,328	16.3	28,054	4,488	28.4
Other products	2,358	5.3	860	1.3	2,402	384	2.4

All products	44,487	100.0	63,371	100.0	98,994	15,780	100.0

Our subsidiaries, Noah Rongyao and its subsidiaries, Noah Technology and Noah Xingguang mainly carry out our OTC wealth management product distribution business. The revenues generated by our subsidiaries as a percentage of our net revenues were 78.8% in 2013, 62.9% in 2014 and 54.1% in 2015. The revenues generated by Noah Investment and Noah Rongyao Management Consulting Company Limited and their subsidiaries as a percentage of our net revenues were 21.2% in 2013, 37.1% in 2014 and 45.9% in 2015.

In the fourth quarter of 2013, we increased the distribution of insurance products in order to better serve our customers. In 2014, our most popular insurance policies are high-coverage accident injury insurance and global medical insurance products, and we launched new high-end medical insurance, general accident insurance, aviation accident insurance, serious and terminal illness insurance and life insurance. Our domestic insurance brokerage business currently represents an insignificant percentage of our revenues, while our oversea insurance brokerage business grew rapidly in 2015.

On February 22, 2012, CSRC granted Noah Upright, one of Noah Investment’s subsidiaries, a mutual fund distribution license, and we started our mutual fund distribution business thereafter. In 2013, we increased distribution of these products in response to an increase in the demand for liquidity management. Fees generated from private securities investment funds, insurance products and mutual fund products have been insignificant to our financial results in 2013, 2014 and 2015. Therefore, we combine the total value of these products in the table above.

Established in 2013, Enoch Education, a subsidary of Noah Rongyao, has developed its high-end education business steady through the years. In 2015, Enoch launched a series of trainings for over 4,000 clients. The “Enoch wealth management class”–which educates investors on market cycles, economic trends and portfolio investment philosophy—has been well received by our customers.

Asset Management Products

We are growing our proprietary assets management business under Noah Investment. In May 2010, we started distributing our own fund of funds products under our management. These fund products’ lives typically range from 5 to 7 years. In 2012, we began distributing real estate funds under our management. Such real estate funds are either fixed income products or private equity fund products, depending on the underlying assets, and their lives range from 0.5 to 5 years. As we receive recurring service fees over the life cycle of these funds, our distribution of these products represent a source of steady flow of recurring revenues. Our revenues generated from asset management products increased from RMB139.8 in 2013 to RMB366.1 million in 2014 and to RMB465.0 million (US$71.8) in 2015. Revenues generated from asset management products now represent 22% of our overall total revenues. We also provide family office and discretionary portfolio management services business focused on ultra-high net worth and family office clients. In 2015, we continued our growth in this area by building deeper, long term client relationships and providing services for more than 60 family offices in total.

The table below summarizes our AUM as of December 31, 2014 and 2015.

	As of December 31,
	2014		2015
	RMB in billions	%	RMB in billions	US$ in billions	%
Product type
Real estate funds and real estate funds of funds	31.0	62.4	31.8	5.0	36.7
Private equity funds of funds	10.4	20.9	37.9	5.9	43.7
Secondary market equity funds of funds	2.6	5.2	10.7	1.7	12.3
Other fixed income funds of funds	5.7	11.5	6.3	1.0	7.3

All products	49.7	100.0	86.7	13.6	100.0

Internet Finance Products

From the second quarter of 2014, we offered a range of internet finance services. We launched Cai Fu Pai, an internet finance platform that provides financial products and services to white-collar professionals in China. This platform initially provided online platform services to white-collar professionals through cooperation with quality enterprises that employ white-collar professionals targeted by the platform and is now open to all white-collar professionals. Through our Jintong Zhifu platform, we facilitate online payment services by transferring customer data to licensed third-party online payment platforms. Our internet finance business generates service fees collected from clients for the services we provide and interest for small short-term loans collateralized by our financial products or real estate properties, through our Rong Yi Tong platform.

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

The number of our employees was 1,274, 1,860 and 2,688 as of December 31, 2013, 2014 and 2015, respectively. The increase was primarily a result from the expansion of our relationship manager, product design team and new business entities. We plan to continue to expand our coverage network, especially outside of China, and anticipate that our operating expenses related to compensation and benefits will increase as a result of hiring new employees. However, as we continue to grow our business, we are focused on reducing other operating costs and expenses through leveraging economies of scale.

The number of our branch offices was 69, 94 and 135 as of December 31, 2013, 2014 and 2015, respectively. Our rental expenses have increased due to the rising real estate prices and the expansion of our headquarters from 2013 to 2015.

Our operating costs and expenses include share-based compensation charge related to the share options or restricted shares granted to employees. We expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which range from 5.0% to 5.5% of gross revenue in 2013, 2014 and 2015. In 2013, 2014 and 2015, we recorded net revenues of RMB1,006.0 million, RMB1,528.5 million and RMB2,119.9 million (US$327.3 million), respectively. Our net revenues come from three business segments: wealth management, asset management and internet finance.

We derive revenues primarily from the following sources and business segments:

One-time commissions

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

Performance based income are revenues generated from some funds, including private equity funds of funds, real estate funds and real estate funds of funds, and secondary market equity funds of funds, previously distributed by us and funds raised and/or managed by us;

Other service fees are derived from mutual fund distribution, small short-term loan, internet finance business and other businesses.

•	for wealth management: upfront subscription fees, management fees and exit fees, fees paid by fund companies for distributing of mutual fund products, revenues generated from our insurance brokerage business and revenues generated from our Enoch education business;

•	for internet finance: service fees paid by clients for the online platform, loan facilitation services or online payment and related service we provide, including for small short-term loan services.

The table below sets forth the amounts of total one-time commissions, recurring service fees, performance based income and other service fees, respectively, for our wealth management business, asset management business and internet finance business, respectively, for the periods indicated:

	Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Wealth Management Business
Net revenues:
One-time commissions	354,830,728	423,218,934	390,668,384	60,308,806
Recurring service fees	174,739,550	243,619,600	334,983,117	51,712,483
Performance based income	—	7,952,243	141,773,493	21,886,056
Other service fees	30,313,155	13,246,685	69,447,545	10,720,853
Third-party net revenues	559,883,433	688,037,462	936,872,539	144,628,198
One-time commissions	125,548,102	180,943,785	424,354,473	65,509,042
Recurring service fees	230,196,201	342,603,359	324,182,643	50,045,176
Performance based income	—	2,444,365	—	—
Other service fees	1,172,129	75,050	393,683	60,774
Related party net revenues	356,916,432	526,066,559	748,930,799	115,614,992

Total revenues	916,799,865	1,214,104,021	1,685,803,338	260,243,190
Less: business taxes and related surcharges	(50,609,500)	(68,598,144)	(88,285,200)	(13,628,886)

Net revenues	866,190,365	1,145,505,877	1,597,518,138	246,614,304

	Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Assets Management Business
Net revenues:
One-time commissions	1,293,159	—	520,001	80,274
Recurring service fees	27,697,918	76,313,477	66,309,348	10,236,399
Performance based income	—	16,680,481	52,165,537	8,052,971
Other service fees	736,778	—	512,475	79,113
Third-party net revenues	29,727,855	92,993,958	119,507,361	18,448,757
One-time commissions	2,660,980	—	4,333,018	668,903
Recurring service fees	110,561,436	217,438,078	310,730,732	47,968,559
Performance based income	—	73,897,688	53,825,293	8,309,193
Other service fees	4,870,216	1,105,055	—	—
Related party net revenues	118,092,632	292,440,821	368,889,043	56,946,655

Total revenues	147,820,487	385,434,779	488,396,404	75,395,412
Less: business taxes and related surcharges	(8,034,252)	(19,319,443)	(23,408,513)	(3,613,652)

Net revenues	139,786,235	366,115,336	464,987,891	71,781,760

	Years Ended December 31, 2014	Years Ended December 31, 2015
	RMB	RMB	US$
Internet Finance Business
Net revenues:
One-time commissions	—	—	—
Recurring service fees	—	—	—
Other service fees	16,732,441	58,330,241	9,004,638
Third-party net revenues	16,732,441	58,330,241	9,004,638
One-time commissions	—	—	—
Recurring service fees	30,326	—	—
Other service fees	856,695	166,123	25,645
Related party net revenues	887,021	166,123	25,645

Total revenues	17,619,462	58,496,364	9,030,283
Less: business taxes and related surcharges	(755,784)	(1,074,552)	(165,882)

Net revenues	16,863,678	57,421,812	8,864,401

In the past, our one-time commissions from our wealth management business accounted for the majority of our net revenues. Starting in 2013, our recurring service fees constituted the majority of our net revenues, primarily due to an increase in assets under our management.

We also receive performance-based revenues from real estate funds and real estate funds of funds, private equity funds, secondary market equity funds of funds and other fixed income funds of funds previously distributed by us and funds for which we serve as the general partners. For more details about performance-based income, please refer to “Item 4. Information On The Company—B. Business Overview—Our Products and Services—Asset Management Products.”

Operating Cost and Expenses

Our operating cost and expenses currently consist of compensation and benefits, selling expenses, general and administrative expenses and other operating expenses, offset by certain government subsidies that we recieve. The following table sets forth the components of our operating cost and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
Operating cost and expenses:
Compensation and benefits	(448,737,377)	44.6	(737,460,338)	48.2	(1,164,492,379)	(179,766,646)	54.9
Selling expenses	(102,198,334)	10.2	(147,265,810)	9.6	(263,815,409)	(40,726,081)	12.4
General and administrative expenses	(110,020,644)	10.9	(151,626,278)	9.9	(170,929,513)	(26,386,970)	8.1
Other operating expenses	(5,445,385)	0.5	(29,961,830)	2.0	(94,624,304)	(14,607,475)	4.5
Government subsidies	32,644,120	(3.2)	90,931,462	(5.9)	132,709,712	20,486,849	(6.3)

Total operating cost and expenses	(633,757,620)	63.0	(975,382,794)	63.8	(1,561,151,893)	(241,000,323)	73.6

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, share-based compensation expenses, bonus related to performance-based income, and salaries and bonuses for our middle-office and back-office employees. In 2013, 2014 and 2015, we incurred commission expenses to our relationship managers of RMB138.4 million, RMB213.7 million and RMB370.2 million (US$57.2 million), respectively, representing 13.8%, 14.0% and 17.5% of our net revenues in the same period, respectively. We anticipate that our compensation and benefits will continue to increase as we hire more relationship managers for our existing and new branch offices and distribute more wealth management products. In addition, there is an increase in commission rates to relationship managers driven by the change in product mix to more products with recurring service fees and longer durations, which is in line with the market trend.

Share-Based Compensation Expenses

Our operating cost and expenses include share-based compensation expenses due to grants of stock options to our employees and directors and the vesting of restricted shares. Share-based compensation was included in compensation and benefits for the years ended December 31, 2013, 2014 and 2015, respectively. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	%
Share options	1,265,555	0.1	9,043,829	0.6	33,912,040	1.6
Restricted shares	30,983,610	3.1	23,647,858	1.5	33,760,448	1.6

Total share-based compensation	32,249,165	3.2	32,691,687	2.1	67,672,488	3.2

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

Government Subsidies

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

On May 5, 2015, we granted options to purchase a total of 362,700 ordinary shares to our newly appointed independent directors at an exercise price of US$34.74, US$41.54, or US$58.70. The options have a four-year vesting schedule with 25% of each option vesting on the first anniversary of the applicable grant date and the remainder vesting ratably over the next 36 months.

We recorded RMB1.3 million, RMB9.0 million and RMB33.9 million (US$5.2 million) for share-based compensation expenses related to share options expenses in 2013, 2014 and 2015, respectively. 153,015, 128,457 and 49,887 share options were exercised during 2013, 2014 and 2015, respectively. As of December 31, 2015, there was RMB95.3 million unrecognized compensation expenses related to unvested share options granted under our share incentive plan, which is expected to be recognized over a weighted-average period of 2.95 years.

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

On December 19, 2014, we issued 8,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to a newly appointed independent director. The restrictions on these restricted shares have a two-year vesting schedule, with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date.

On May 5, 2015, we issued 137,393 restricted shares in accordance with the provisions of the 2010 share incentive plan to certain employees. The restrictions on these restricted shares have a four-year vesting schedule, with restrictions on 25% of the restricted shares to be removed on the first anniversary of the issue date and the remainder to be removed ratably over the next 36 months.

On February 8, 2015, we issued 8,000 restricted shares and on May 1, 2015, we issued 8,000 restricted shares, in accordance with the provisions of the 2010 share incentive plan to two independent directors. The restrictions on these restricted shares have a two-year vesting schedule, with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date.

As of December 31, 2015, there was RMB52.9 million in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.48 years.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries have not generated any assessable income for the years ended December 31, 2013, 2014 and 2015.

PRC

Our PRC subsidiaries and our PRC variable interest entity and their respective subsidiaries were established in the PRC and as such are subject to business tax (or value-added tax if it applies to us in the future), education surtax and urban maintenance and construction tax on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue- producing transaction at combined rates ranging from 5.4% to 5.5%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) at our accounting policy decision under U.S. GAAP. We have elected to report such business tax and related surcharges on a net basis as a reduction of revenues. Business tax and related surcharges of RMB58.6 million, RMB88.7 million and RMB112.8 million (US$17.4 million) are deducted from our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively.

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which will take effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay value-added tax, in lieu of business tax. According to Circular 36, the applicable value-added tax rate for our PRC subsidiaries, our PRC variable interest entity and its subsidiaries is 6%.

In addition, our PRC subsidiaries, our PRC variable interest entity and its subsidiaries are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. On January 1, 2008, the EIT Law in China took effect. It applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Under the EIT Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008 are subject to a withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations.” In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

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

Consolidation of Variable Interest Entities

As foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Noah Rongyao, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in the insurance brokerage business in China. Therefore, our founders decided to conduct the insurance brokerage business in China through Noah Investment, our variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. In addition, we currently conduct our insurance brokerage business, asset management business and certain other restricted services in China through Noah Investment and its subsidiaries.

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

We early adopted ASU 2015-02 as of December 31, 2015. In adopting the guidance, we re-evaluated the existing consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor requires new VIEs to be consolidated.

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

Affiliated companies are entities over which we have significant influence, but do not have control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in limited partnerships of more than 3% to 5% have generally been viewed as more than minor so that may imply significant influence. We also consider that we have significant influence over the funds that we serve as general partner or fund manager of, and our ownership interest in these funds as limited partner is generally lower than 3%. We do not consolidate the funds of which we serve as general partner or fund manager of, mainly because we are not the primary beneficiary of these funds, and substantive kick-out rights exist and are exercisable by non-related limited partners of these funds. We have early adopted ASU 2015-02 as of December 31, 2015 and concluded that none of the existing funds require consolidation under the new guidance. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operation and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

Under ASU 2015-02, the service fees the Company earns, including carried interest earned in the capacity of general partner or fund manager, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

In evaluating whether the limited partnership investment funds which the Company managed as general partner are VIEs or not, the Company firstly assessed whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Company further assesses whether any interest it has constitutes a variable interest. Before 2015, all limited partnerships the Company managed as general partner had substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore were not deemed VIEs. Since 2015, some of the newly formed limited partnerships the Group manages as general partner do not have substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed VIEs not consolidated by the Company due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

We started to manage the contractual funds which we manage as fund manager and earns management fee and/or carried interest from second half of 2014. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. We sometimes invested in the contractual funds we manage for investment income. Such investments constitute variable interests to the contractual funds which are believed to be VIEs. We performed a qualitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and concluded we are not the primary beneficiary.

We account for these investments using the equity method of accounting due to the fact that the Company has significant influence on these investees. We recorded investments in affiliates of RMB222,231,778 and RMB326,155,843 as of December 31, 2014 and 2015, respectively and income from equity in affiliates of RMB7,290,800, RMB13,583,865 and RMB21,352,767 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Performance-based Income. In a typical arrangement in which we serve as fund manager, except for secondary market funds of funds, we are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. We do not record any performance-based income until the end of the contract term.

Beginning in 2015, for certain secondary market fund products for which we provide recurring services, including both the funds for which we serve as distribution channel and the funds of funds for which we act as the fund manager, the performance-based income may also include a variable performance fee contingent upon the performance of the underlying investment in the measurement period, typically calculated at the end of the measurement period and settled subsequently. Such performance-based fee is not subject to clawback provisions and is recognized when the contingent criteria are met at the end of the measurement period.

Other Service Fees. We also derived revenues from small short-term loan, internet finance business, insurance brokerage business and other businesses, which were recorded as other service fees and represented 0.51%, 2.87%, 1.17% and 1.22% of our total net revenue for the year ended December 31, 2015.

We are engaged in insurance brokerage activities as part of our business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao and our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

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

The Company’s online payment entity provides information processing services by transferring payment information to licensed third-party online payment platforms and charges the customers fixed transaction fees based on the number of transactions it processes. The Company recognizes the transaction fees as revenue.

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

	Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Revenues
Third-party revenues:
One-time commissions	356,123,887	423,218,934	391,188,385	60,389,080
Recurring service fees	202,437,468	319,933,077	401,292,465	61,948,882
Performance-based income		24,632,724	193,939,030	29,939,027
Other service fees	31,049,933	29,979,126	128,290,261	19,804,604

Third-party revenues	589,611,288	797,763,861	1,114,710,141	172,081,593
Related party revenues:
One-time commissions	128,209,082	180,943,785	428,687,491	66,177,945
Recurring service fees	340,757,637	560,071,763	634,913,375	98,013,735
Performance-based income		76,342,053	53,825,293	8,309,193
Other service fees	6,042,345	2,036,800	559,806	86,419

Related-party revenues	475,009,064	819,394,401	1,117,985,965	172,587,292
Total Revenues	1,064,620,352	1,617,158,262	2,232,696,106	344,668,885
Less: business taxes and related surcharges	(58,643,752)	(88,673,371	(112,768,265)	(17,408,420)

Net Revenues	1,005,976,600	1,528,484,891	2,119,927,841	327,260,465

Operating cost and expenses:
Compensation and benefits	(448,737,377)	(737,460,338)	(1,164,492,379)	(179,766,646)
Selling expenses	(102,198,334)	(147,265,810)	(263,815,409)	(40,726,081)
General and administrative expenses	(110,020,644)	(151,626,278)	(170,929,513)	(26,386,970)
Other operating expenses	(5,445,385)	(29,961,830)	(94,624,304)	(14,607,475)
Government subsidies	32,644,120	90,931,462	132,709,712	20,486,849

Total operating cost and expenses	(633,757,620)	(975,382,794)	(1,561,151,893)	(241,000,323)

Income from operations:	372,218,980	553,102,097	558,775,948	86,260,142

Other income (expenses):
Interest income	20,272,408	38,901,980	39,698,790	6,128,437
Interest expenses	—	—	(16,050,359)	(2,477,748)
Investment income	24,141,820	23,552,297	51,954,918	8,020,456
Other income (expense), net	1,907,106	(13,961,307)	455,030	70,245
Total other income	46,321,334	48,492,970	76,058,379	11,741,390

Income before taxes and income from equity in affiliates	418,540,314	601,595,067	634,834,327	98,001,532
Income tax expense	(100,081,866)	(151,293,021)	(129,885,747)	(20,050,903)
Income from equity in affiliates, net of taxes	7,290,800	13,583,865	21,352,767	3,296,299

Net income	325,749,248	463,885,911	526,301,347	81,246,928
Less: net income (loss) attributable to non-controlling interests	9,821,510	17,333,060	(9,522,737)	(1,470,057)

Net income attributable to Noah Holdings Limited shareholders	315,927,738	446,552,851	535,824,084	82,716,985

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues increased by 38.7% from RMB1528.5 million for the year ended December 31, 2014 to RMB2,119.9 million (US$327.3 million) for the year ended December 31, 2015. The increase was attributable to increases in one-time commission revenues, recurring service fees and performance-based income.

•	For the wealth management business, our net revenues from one-time commissions increased by 35.5% from RMB570.0 million for the year ended December 31, 2014 to RMB772.3 million (US$119.2 million) for the year ended December 31, 2014, primarily due to the aggregate value of the wealth management products distributed by the Company. Our net revenues from recurring service fees increased by 12.9% from RMB553.1 million for the year ended December 31, 2014 to RMB624.6 million (US$96.4 million) for the year ended December 31, 2015, mainly due to the cumulative effect of finance products with recurring service fees previously distributed by the Company, which was partially offset by the impact of lower recurring service fee rates due to a change in product mix. Our net revenues from performance-based income for the full year 2015 were RMB134.3 million (US$20.7 million), a 1,269.6% increase from 2014, primarily consisting of performance-based income received for the positive performance of the secondary equity market fund products distributed by the Company. Our net revenues from other service fees for the full year 2015 were RMB66.2 million (US$10.2 million), representing a 426.6% increase from 2014.

•	For the asset management business, our net revenues from one-time commissions were RMB4.6 million (US$0.7 million) for the year ended December 31, 2015 as compared to nil for the year ended December 31, 2014. Our net revenues from recurring service fees increased by 28.6% from RMB279.0 million for the year ended December 31, 2014 to RMB359.0 million (US$55.4 million) for the year ended December 31, 2015, mainly due to the increase in assets under management by the Company, which was partially offset by the impact of lower management fee rates due to a change in composition of asset types under management. Our net revenues from performance-based income for the full year 2015 were RMB100.9 million (US$15.6 million), a 17.3% increase from the full year 2014, primarily consisting of performance-based income received for the positive performance of secondary equity market funds of funds managed by the Company.

•	For the internet finance business, our net revenues were RMB57.4 million (US$8.9 million), a 241.1% increase from RMB16.8 million for the full year 2014, primarily because this is a fast growing business segment for the Company.

Operating cost and expenses. Operating cost and expenses increased by 60.1% from RMB975.4 million in the year ended December 31, 2014 to RMB1,561.2 million (US$241.0 million) in the year ended December 31, 2015. The increase in compensation expenses was partially driven by a change in product mix to more products with recurring service fees and longer durations.

For the wealth management business, our operating cost and expenses increased by 61.5% from RMB700.7 million in the year ended December 31, 2014 to RMB1,131.5 million (US$174.7 million) in the year ended December 31, 2015.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the full year 2015 were RMB855.9 million (US$132.1 million), a 60.2% increase from 2014. In 2015, relationship manager compensation increased by 58.8% from 2014, reflecting an increase in the aggregate value of financial products distributed and an increase in commission rates to relationship managers driven by the change in product mix to more products with recurring service fees and longer durations. Other compensation for the full year 2015 increased by 62.2% from 2014, primarily due to increases in both the number of back-office employees and share-based compensation.

•	Selling expenses increased by 62.1% from RMB135.3 million in the year ended December 31, 2014 to RMB219.3 million (US$33.9 million) in the year ended December 31, 2015, primarily due to an increase in marketing initiatives and rental fees.

•	General and administrative expenses for the full year 2015 were RMB78.9 million (US$12.2 million), a 5.6% increase from 2014.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the full year 2015 were RMB53.4 million (US$8.2 million), an increase of 125.8% from 2014. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies increased from RMB67.3 million in the year ended December 31, 2014 to RMB76.0 million (US$11.7 million) in the year ended December 31, 2015.

For the asset management business, our operating cost and expenses increased by 11.4% from RMB195.2 million in the year ended December 31, 2014 to RMB217.4 million (US$33.6 million) in the year ended December 31, 2015.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the full year 2015 were RMB183.5 million (US$28.3 million), a 24.6% increase from the full year 2014. The increase was primarily due to an increase in the number of back-office employees.

•	Selling expenses for the full year 2015 were RMB17.3 million (US$2.7 million), a 77.1% increase from 2014, primarily due to an increase in client services.

•	General and administrative expenses for the full year 2015 were RMB53.6 million (US$8.3 million), a 10.9% decrease from 2014, primarily due to decreased legal fees.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB56.3 million (US$8.7 million) in government subsidies in the full year 2015, a 138.6% increase from 2014.

For the internet finance business, our operating costs and expenses for the full year 2015 were RMB212.3 million (US$32.8 million), an increase of 166.9% from 2014, and represent the Company’s expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses primarily consisted of compensation and benefits of RMB125.1 million (US$19.3 million), selling expenses of RMB27.3 million (US$4.2 million), general and administrative expenses of RMB38.5 million (US$5.9 million) and other operating expenses of RMB21.8 million (US$3.4 million).

Interest Income. Interest income increased from RMB38.9 million for the year ended December 31, 2014 to RMB39.7 million (US$6.1 million) for the year ended December 31, 2015.

Interest Expenses. Interest expenses were RMB16.1 million (US$2.5 million) for the year ended December 31, 2015, as compared to nil for the year ended December 31, 2014, primarily due to the issuance of our convertible note in 2015.

Investment Income. Investment income was RMB52.0 million (US$8.0 million) for the year ended December 31, 2015, as compared to RMB23.6 million for the year ended December 31, 2014, primarily due to an increase in financial investments.

Income Tax Expense. Income tax expense decreased by 14.1% from RMB151.3 million for the year ended December 31, 2014 to RMB129.9 million (US$20.1 million) for the year ended December 31, 2015, primarily due to lower effective tax rate.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited increased by 20.0% from RMB446.6 million for the year ended December 31, 2014 to RMB535.8 million (US$82.7 million) for the year ended December 31, 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our net revenues increased by 51.3% from RMB1,006.0 million for the year ended December 31, 2013 to RMB1,528.5 million for the year ended December 31, 2014. The increase was attributable to increases in both one-time commission revenues and recurring service fees for the year ended December 31, 2014.

For the wealth management business, our net revenues from one-time commissions increased by 25.2% from RMB453.9 million for the year ended December 31, 2013 to RMB570.0 million for the year ended December 31, 2014, primarily due to an increase in transaction value and average commission rate. Our net revenues from recurring service fees increased by 44.0% from RMB382.6 million for the year ended December 31, 2013 to RMB553.1 million for the year ended December 31, 2014, mainly due to the cumulative effect of private equity funds previously distributed by us.

For the asset management business, our net revenues from one-time commissions were nil for the year ended December 31, 2014 as compared to RMB3.8 million for the year ended December 31, 2013. Our net revenues from recurring service fees increased significantly from RMB130.7 million for the year ended December 31, 2013 to RMB279.0 million for the year ended December 31, 2014, mainly due to the increase in assets under management by us since the second half of 2012. Our net revenues from performance-based income were RMB86.0 million for the year ended December 31, 2014. We received and recognized performance-based income for the first time in 2014.

For the internet finance business, our net revenues were RMB16.8 million for the year ended December 31, 2014, as compared to nil for the year ended December 31, 2013. We began offering a range of internet finance products and services in 2014.

Operating cost and expenses. Operating cost and expenses increased by 53.3% from RMB633.8 million in the year ended December 31, 2013 to RMB975.4 million in the year ended December 31, 2014, as a result of the expansion of our business.

For the wealth management business, our operating cost and expenses increased by 27.3% from RMB548.5 million in the year ended December 31, 2013 to RMB700.7 million in the year ended December 31, 2014.

•	Compensation and benefits increased 34.5% from RMB395.9 million in 2013 to RMB534.4 million in the year ended December 31, 2014, which is in line with the increase in revenues from the wealth management business. Our compensation and benefits in 2014 consist of relationship managers of RMB319.6 million and compensation of back-office employees of RMB214.8 million.

•	Selling expenses increased by 45.2% from RMB92.8 million in the year ended December 31, 2013 to RMB135.3 million in the year ended December 31, 2014, primarily due to increased expenses in general marketing activities, rental expenses and client related service fees.

•	General and administrative expenses decreased by 13.7% from RMB85.2 million in the year ended December 31, 2013 to RMB74.7 million in the year ended December 31, 2014, resulting from decreases in consulting fees related to the wealth management business.

•	Other operating expenses increased significantly from RMB5.2 million in 2013 to RMB23.6 million in 2014, representing an increase of RMB18.4 million year-over-year. The significant increase was mainly due to the expansion of our other businesses, including insurance and education, as well as the increase in bank charges in connection with the increased transaction volume through our mutual fund distribution channel.

•	Government subsidies increased significantly from RMB30.6 million in the year ended December 31, 2013 to RMB67.3 million in the year ended December 31, 2014, due to the subsidies received from certain local governments in the PRC in relation to the increased amount of investments we made and the taxable income such investments generated in certain local districts.

For the asset management business, our operating cost and expenses increased by 127.4% from RMB85.3 million in the year ended December 31, 2013 to RMB195.2 million in the year ended December 31, 2014.

•	Compensation and benefits increased significantly from RMB52.8 million in the year ended December 31, 2013 to RMB147.2 million in the year ended December 31, 2014, mainly driven by the increased volume of funds under management.

•	Selling expenses increased by 2.7% from RMB9.4 million in the year ended December 31, 2013 to RMB9.8 million in the year ended December 31, 2014.

•	General and administrative expenses increased significantly from RMB24.8 million in the year ended December 31, 2013 to RMB60.1 million in the year ended December 31, 2014, mainly driven by increased expenses incurred to build back-office departments, consultant expenses incurred in relation to our corporate strategy of segmentation and costs associated with the newly rented office building for our asset management business.

For the internet finance business, our operating cost and expenses were RMB79.5 million, which mainly include compensation and benefits of RMB55.8 million, selling expenses of RMB2.2 million, general and administrative expenses of RMB16.9 million and other operating expenses of RMB4.6 million. We did not record operating cost and expenses in the year ended December 31, 2013 as we only began offering significant internet finance products and services in the second quarter of 2014.

Interest Income. Interest income increased significantly from RMB20.3 million for the year ended December 31, 2013 to RMB38.9 million for the year ended December 31, 2014, primarily due to an increase in cash and cash equivalents with higher interest yields.

Investment Income. Investment income was RMB23.6 million for the year ended December 31, 2014, as compared to RMB24.1 million for the year ended December 31, 2013.

Income Tax Expense. Income tax expense increased by 50.8% from RMB100.1 million for the year ended December 31, 2013 to RMB151.3 million for the year ended December 31, 2014. The increase was primarily attributable to an increase in taxable income in 2014.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited increased by 40.8% from RMB315.9 million for the year ended December 31, 2013 to RMB446.6 million for the year ended December 31, 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for January 2014, 2015 and 2016 were increases of 2.5%, 0.8% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating cost and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The exchange rate between U.S. dollar and RMB has increased from RMB6.2046 per U.S. dollar as of December 31, 2014 to RMB6.4778 per U.S. dollar as of December 31, 2015. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3. Key Information—D. Risk Factors – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We do not expect the adoption of the above guidances will have a significant effect on our consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”. Reporting entities are permitted to use net asset value (“NAV”) as a practical expedient to measure the fair value of certain investments. Under current U.S. GAAP, investments that use the NAV practical expedient to measure fair value are categorized within the fair value hierarchy as level 2 or level 3 investments depending on their redemption attributes, which has led to diversity in practice. This ASU will remove the requirement to categorize within the fair value hierarchy all investments that use the NAV practical expedient for fair value measurement purposes. Furthermore, the ASU will remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015 and interim periods with those fiscal years. The ASU must be applied retrospectively to all prior periods presented. We are in the process of evaluating the impact of adoption of this guidance on the our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have impact on our consolidated balance sheets upon adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We do not believe the ASU will have significant impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our series A preferred shares, the net proceeds from our initial public offering and the net proceeds from the issuance of our convertible note through private placement in early 2015. Our principal uses of cash for the years ended December 31, 2013 and 2014 were for operating activities, primarily employee compensations and rental expenses. For the year ended December 31, 2015, in addition to operating activities, we started to invest heavily in information systems. In 2013, we used RMB47.6 million to pay an annual dividend and RMB19.6 million to repurchase ADSs. In 2014, we did not pay any dividend or repurchase any shares. In 2015, we used RMB44.6 million (US$6.9 million) to repurchase ADSs. No dividend was paid for the year ended December 31, 2015. As of December 31, 2015, we had RMB2,132.9 million (US$329.3 million) in cash and cash equivalents, consisting of cash on hand and demand deposits which are unrestricted as to withdrawal and use and which have original maturities of three months or less from their respective dates of purchase. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

In March 2014, Noah Financial Services, our wholly owned subsidiary, entered into a RMB50 million revolving credit facility agreement with PingAn Bank Co., Ltd., which expired in March 2015.

In February 2015, we issued an aggregate principal amount of US$80 million of convertible notes through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The convertible notes bear interest at a rate of 3.5% per annum from the issuance date and mature in February 2020.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB578.4 million, RMB753.6 million and RMB1,305.0 million (US$201.5 million) as of December 31, 2013, 2014 and 2015, respectively. The increase in the restricted portion from 2013 to 2014 was mainly due to an increase in the number of our PRC subsidiaries and affiliated entities. The increase in the restricted portion from 2014 to 2015 was mainly due to an increase in the number of our PRC subsidiaries and increase of statutory reserves. The restricted assets of our variable interest entity amounted to RMB128.7 million, RMB306.1 million and RMB454.1 million (US$70.1 million) as of December 31, 2013, 2014 and 2015, respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net cash provided by operating activities	573,905,135	589,637,901	675,132,348	104,222,475
Net cash used in investing activities	(103,954,326)	(93,518,339)	(759,462,206)	(117,240,761)
Net cash provided by (used in) financing activities	(19,449,301)	60,448,133	462,771,650	71,439,632
Effect of exchange rate changes	(8,168,265)	6,426,044	4,276,967	660,249
Net increases in cash and cash equivalents	442,333,243	562,993,739	382,718,759	59,081,595
Cash and cash equivalents at the beginning of the period	744,877,933	1,187,211,176	1,750,204,915	270,185,081
Cash and cash equivalents at the end of the period	1,187,211,176	1,750,204,915	2,132,923,674	329,266,676

Operating Activities

Net cash provided by operating activities in 2015 was RMB675.1 million (US$104.2 million), primarily as a result of net income of RMB526.3 million (US$81.2 million), adjusted by non-cash charges from operating activities of RMB81.1 million (US$12.5 million), which primarily included share-based compensation expenses of RMB67.7 million (US$10.4 million), changes in operating assets and liabilities arising from (i) an increase in payroll accrual and welfare expenses of RMB174.2 million (US$26.9 million), and (ii) an increase in other current liabilities of RMB167.6 million (US$25.9 million), offset principally by purchases of available-for-sale investments through internet finance business RMB118.4 million (US$18.3 million) and changes in operating assets and liabilities arising from (x) an decrease in deferred revenue of RMB29.3 million (US$4.5 million) (y) an increase in amounts due from related parties of RMB86.4 million (US$13.3 million), (z) an increase in accounts receivable of RMB54.3 million (US$8.4 million). The significant increases of amounts due from related parties and accounts receivable are due to the increase of revenues.

Net cash provided by operating activities in 2014 was RMB589.6 million, primarily as a result of net income of RMB463.9 million, changes in operating assets and liabilities arising from (i) an increase in payroll accrual and welfare expenses of RMB141.9 million, (ii) an increase in other current liabilities of RMB79.2 million and (iii) an increase in income taxes payable of RMB40.0 million, offset principally by changes in operating assets and liabilities arising from (x) an increase in amounts due from related parties of RMB93.8 million, (y) an increase in other current assets of RMB30.1 million and (z) an increase in deferred tax assets and liabilities of RMB22.1 million. The increase in deferred revenue was primarily attributable to the increase in certain wealth management products and asset management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets. Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. The total number of wealth management products and asset management products with prepayments from product providers increased from 33 as of December 31, 2013 to 57 as of December 31, 2014.

Net cash provided by operating activities in 2013 was RMB573.9 million, primarily as a result of net income of RMB325.7 million, adjusted by non-cash charges from operating activities of RMB40.3 million, which primarily included share-based compensation expenses of RMB32.2 million and depreciation and amortization of RMB15.2 million, partially offset by gain from equity in affiliates of RMB7.3 million. Additional major factors that affected operating cash flows in 2013 included an increase of RMB104.2 million in accrued payroll and welfare expenses, an increase of RMB60.9 million in deferred revenues and an increase of RMB47.4 million in other current liabilities due to increases in payables of professional service fees and accrued expenses. The increase in deferred revenue was primarily attributable to the increase in certain wealth management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets. The total number of wealth management products with prepayments from product providers increased from 13 as of December 31, 2012 to 33 as of December 31, 2013.

We typically received most of one-time commissions and recurring service fees after they accrued and we have no bad debt. Our accounts receivable and amounts due from related parties amounted to RMB105.3 million, RMB260.9 million and RMB360.6 million (US$55.7 million) as of December 31, 2013, 2014 and 2015, respectively. The increase in accounts receivable was primarily due to higher revenues as a result of an increase in aggregate value of wealth management products distributed by us.

Investing Activities

Net cash used in investing activities in 2015 was RMB759.5 million (US$117.2 million) primarily attributable to a net RMB89.3 million (US$13.8 million) in originated loans disbursement to third parties, RMB94.4 million (US$14.6 million) of investment in affiliates, RMB136.3 million (US$21.0 million) of purchases of property and equipment, RMB222.4 million (US$34.3 million) of purchase of long-term investment and RMB323.6 million (US$50.0 million) available-for sale investment net of purchases and proceeds, while partially offset by proceeds from net sale of held-to-maturity securities of RMB21.2 million (US$3.3 million).

Net cash used in investing activities in 2014 was RMB93.5 million primarily due to loans originated of RMB1,162.2 million, purchases of trading securities investments of RMB218.3 million and purchases of available for sale investments of RMB111.9 million, offset principally by principal collection of loans originated of RMB1,167.0 million, proceeds on trading securities investments of RMB306.1 million and proceeds from maturity of held-to-maturity securities of RMB122.0 million.

Net cash used in investing activities in 2013 was RMB104.0 million primarily attributable to a net RMB94.0 million in originated loans disbursement to third parties, RMB44.2 million of net investment in affiliates, RMB41.2 million of purchases of property and equipment and RMB68.7 million of net trading securities investment, while partially offset by proceeds from sale of held-to-maturity securities of RMB110.9 million.

Financing Activities

Net cash provided by financing activities was RMB462.8 million (US$71.4 million) in 2015, consisting of proceeds from convertible notes of RMB518.2 million (US$80.0 million), net contributions from non-controlling interests of subsidiaries of RMB34.8 million (US$5.4 million), proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB4.4 million (US$0.7 million), and partly offset by share repurchase of RMB44.6 million (US$ 6.9 million) and repayment of short-term bank borrowings of RMB50.0 million (US$ 7.7 million).

Net cash provided by financing activities was RMB60.4 million in 2014, consisting of short-term bank borrowings of RMB50.0 million, contributions from non-controlling interests of subsidiaries of RMB8.0 million and proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB4.1 million.

Net cash used in financing activities was RMB19.4 million in 2013 due to dividend distribution of RMB47.6 million and share repurchase of RMB19.6 million, while partially offset by cash injection from non-controlling interest of our PRC subsidiaries of RMB40.9 million and proceeds from issuance of ordinary shares upon exercise of stock options of RMB6.8 million.

Capital Expenditures

Our capital expenditures were RMB41.7 million, RMB59.5 million and RMB136.3 million (US$21.0 million) for the years ended December 31, 2013, 2014 and 2015, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

None.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management services industry. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers and other employees, our third-party wealth management product providers and other contractors. We have forty-one registered trademarks in China, eight registered trademarks in Hong Kong, twelve registered trademarks in Taiwan and one hundred and three registered domain names worldwide.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
Operating Lease	286,245,167	65,743,756	91,854,099	53,552,474	75,094,838
Convertible notes*	592,464,912	18,137,840	36,275,680	538,051,392	—

Note:

*	The amounts of contractual obligations of convertible notes include both principal and interest.

G.	Safe Harbor

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

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	44	Co-founder, chairman and chief executive officer
Zhe Yin	42	Co-founder, director and chief executive officer of Gopher Asset Management
Boquan He	56	Co-founder and independent director
Chia-Yue Chang	56	Director
Neil Nanpeng Shen	47	Director
May Yihong Wu	49	Independent director
Tze-Kaing Yang	60	Independent director
Jinbo Yao	40	Independent director
Zhiwu Chen	54	Independent director
Kenny Lam	41	President
Ching Tao	47	Chief financial officer
Harry B. Tsai	54	Chief operating officer

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

Mr. Zhe Yin is our co-founder and has been our director since our inception. He is also the chief executive officer of our asset management business. Mr. Yin has extensive experience in wealth management. Prior to co-founding our company, Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to November 2003. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997, and graduated with an Executive MBA degree from China Europe International Business School in 2010.

Mr. Boquan He is our co-founder and has been our director since August 2007, and independent director since October 2011. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the chairman of the board of directors of 7 Days Group Holdings Limited and the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He graduated from Guangdong Television Public University in China.

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

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen is currently Founding and Managing Partner of Sequoia Capital China, a co-founder of Ctrip.com and Home Inns, Chairman of the Board of Yale Leadership Center in China, Trustee of the Asia Society and Vice Chairman of the Beijing Private Equity Association. Mr. Shen was previously named in the “Forbes Global Midas List” in 2012-2015 as the highest ranking investor from China, “China’s 50 Most Influential Business Leaders in 2015” by Fortune Magazine, the “25 Most Influential Entrepreneurs” in 2014 and 2015 by China Entrepreneur Magazine and “Venture Capital Professional of the Year” by AVCJ in 2015. He was also chosen as one of the “Top Ten Economic Figures in 2006” by CCTV. Mr. Shen received his master’s degree from the School of Management at Yale University and his bachelor’s degree from Shanghai Jiao Tong University.

Ms. May Yihong Wu has served as our independent director since November 2010. Ms. Wu has served as the chief strategy officer of Home Inns & Hotels Management Inc., an economy hotel chain based in China and listed on the NASDAQ Global Market, since April 2010. From September 2010 to July 2013, she was an independent director, a member of the audit committee and the corporate governance and nomination committee of Country Style Cooking Restaurant Chain Co., Ltd., a company listed on the New York Stock Exchange. From April 2010 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a company listed on the New York Stock Exchange. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and services sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Tze-Kaing Yang has served as our independent director and the chairperson of the audit committee since May 2015. Mr. Tze-Kaing Yang is currently the Chairman and CEO of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He also serves as the supervisor of ASUSTeK Computer Inc., a leading company in motherboards and personal computer products, the director of RITEK Corp., the non-executive director of Natural Beauty Bio-Technology Limited, a Hong Kong listed company, and the independent director of ASRock Inc. and DBS Bank (Taiwan) Ltd. Mr. Yang was previously the Political Deputy Minister of Finance in Taiwan from 2003 through 2004, managing director and acting chairman of Bank of Taiwan from 2003 through 2004, president of China Development Industrial Bank and an independent director of the Taiwan Stock Exchange, AU Optronics Corporation and Vanguard International Semiconductor Corporation. He was also the executive secretary of National Development Fund of Taiwan. Mr. Yang holds an MBA from the University of Illinois at Urbana-Champaign and a Ph.D. in Business Administration from National Chengchi University in Taiwan. Mr. Yang teaches Investment Banking and Venture Capital courses in the MBA Program at National Chengchi University and National Chiao Tung University in Taiwan.

Mr. Jinbo Yao has been our independent director since November 2014. Mr. Yao is the founder, chairman of the board of directors and chief executive officer of 58.com Inc. (NYSE: WUBA). Mr. Yao is a pioneer in China’s internet industry. Prior to founding 58.com, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group (NYSE: XUE), a company he co-founded. Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Dr. Zhiwu Chen has been our independent director since January 2014. He has been professor of finance at the School of Management at Yale University, and visiting professor at University of Hong Kong and Peking University. Dr. Chen is on the International Advisory Board of the China Securities Regulatory Commission (CSRC), the Advisory Board for the 13th 5-Year Plan – Financial Reforms at the People’s Bank of China, and the board of directors of PetroChina and Bank of Communications in China. He is a member of the Global Agenda Councils, World Economic Forum. Dr. Chen was on the Board of Trustees of the Yale China Association, the 12th and 13th Five Year Plan Advisory Commission to the Beijing Municipal Government, chief academic advisor to two 10-episode CCTV documentary series, “Wall Street” and “Money”, and chief advisor to Permal Group. Dr. Chen previously served on the Expert Advisory Board for the formation of the China Investment Corporation (CIC) in 2007, and on the board of directors at Lord Abbett China, Jiayuan.com International (a NASDAQ listed company), and China Eagle Securities Corp. He was co-founder and partner of ZEBRA Capital Management from 2001 to March 2011, and co-chairman of ValuEngine Inc. from 1997 to 2004. Dr. Chen received from Yale University a Ph.D. in financial economics in December 1990 and M.Phil. and M.A. in financial economics in May 1990. He received his master’s degree from National University of Defense Technology (formerly known as Changsha Institute of Technology, China) in 1986 and his bachelor’s degree in computer science from China’s Central-South University in 1983.

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

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately RMB18.8 million (US$2.9 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of April 18, 2016, options to purchase an aggregate number of 70,468 Class A ordinary shares have been granted and outstanding, and no restricted shares were issued and outstanding.

The following table summarizes, as of April 18, 2016, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Other Individuals as a Group	*	1.12		August 19, 2008	August 19, 2018
Other Individuals as a Group	*	1.12		March 2, 2009	March 2, 2019
Other Individuals as a Group	*	5.58		March 11, 2010	March 11, 2020
Other Individuals as a Group	*	7.38		July 20, 2010	July 20, 2020
Other Individuals as a Group	*	7.38		October 11, 2010	October 11, 2020
Other Individuals as a Group	*	12.12	**	October 18, 2010	October 18, 2020

Notes:

*	Less than 1% of our total outstanding share capital.
**	On January 16, 2012, our Board of Directors approved a modification of the exercise price from US$19.00 to US$12.12 per ordinary share with other terms and conditions unchanged.

The following table summarizes, as of April 18, 2016, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2008 plan.

Name	Restricted Shares	Date of Issuance
Other Individuals as a Group	*	Issued upon conversion of options on May 21, 2012

Notes:

*	Less than 1% of our total outstanding share capital.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2008 plan.

•	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.

•	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

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

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 2,315,000 shares. As of April 18, 2016, options to purchase an aggregate number of 661,578 Class A ordinary shares have been granted and outstanding and 205,315 restricted shares have been issued and outstanding.

The following table summarizes, as of April 18, 2016, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zhiwu Chen	*	39.29	December 13, 2013	December 13, 2023
May Yihong Wu	*	31.10	February 25, 2014	February 25, 2024
Jingbo Wang	*	27.82	April 15, 2014	April 15, 2024
Zhe Yin	*	27.82	April 15, 2014	April 15, 2024
Chia-Yue Chang	*	27.82	April 15, 2014	April 15, 2024
Harry B. Tsai	*	27.82	April 15, 2014	April 15, 2024
May Yihong Wu	*	26.86	May 7, 2014	May 7, 2024
Other Individuals as a Group	398,500	27.82	April 15, 2014	April 15, 2024
Jingbo Wang	*	34.74	May 5, 2015	May 5, 2025
Zhe Yin	*	34.74	May 5, 2015	May 5, 2025
Chia-Yue Chang	*	34.74	May 5, 2015	May 5, 2025
Ching Tao	*	34.74	May 5, 2015	May 5, 2025
Harry B. Tsai	*	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	345,200	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	41.54	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	58.70	May 5, 2015	May 5, 2025

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of April 18, 2016, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares	Date of Issuance
May Yihong Wu	*	Issued upon conversion of options on May 21, 2012 and August 6, 2014
May Yihong Wu	*	November 10, 2012
Jingbo Wang	*	February 4, 2013
Zhe Yin	*	February 4, 2013
Chia-Yue Chang	*	February 4, 2013
Harry B. Tsai	*	February 4, 2013
Jinbo Yao	*	December 19, 2013
May Yihong Wu	*	February 8, 2015
Other Individuals as a Group	*	Issued upon conversion of options on May 21, 2012
Other Individuals as a Group	*	February 4, 2013
Other Individuals as a Group	*	April 15, 2014
May Yihong Wu	*	February 8, 2015
Tze-Kaing Yang	*	May 1, 2015
Kenny Lam	*	May 5, 2015
Ching Tao	*	May 5, 2015
Other Individuals as a Group	137,393	May 5, 2015

Notes:

*	Less than 1% of our total outstanding share capital.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2010 plan.

•	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our Class A ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted Class A ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

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

Transfer Restrictions. Options to purchase our Class A ordinary shares may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder. Restricted shares and restricted share units may not be transferred during the period of restriction.

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

Audit Committee. Our audit committee consists of Mr. Tze-Kaing Yang, Mr. Zhiwu Chen and Ms. May Yihong Wu, and is chaired by Mr. Tze-Kaing Yang. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Boquan He, and is chaired by Ms. May Yihong Wu. Each member of our compensation committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. May Yihong Wu, Mr. Jinbo Yao and Mr. Zhiwu Chen, and is chaired by Mr. Zhiwu Chen. Each member of our corporate governance and nominating committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

We had 1,274, 1,860 and 2,688 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees by function as of December 31, 2015:

Functional Area	Number of Employees	% of Total
Relationship managers	1,098	40.8%
Corporate management and administrative personnel	788	29.3%
Product development	226	8.4%
Sales and marketing	576	21.4%

Total	2,688	100.0%

Of our employees as December 31, 2015, 1,448 were located in Shanghai and 1,240 in other cities.

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

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares, as of April 18, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of April 18, 2016, we had 28,122,665 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,966,216	24.8
Zhe Yin(3)	1,669,640	5.9
Boquan He(4)	1,688,248	6.0
Chia-Yue Chang(5)	2,029,228	7.2
Neil Nanpeng Shen(6)	3,933,708	14.0
May Yihong Wu	*	*
Tze-Kaing Yang	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Kenny Lam	*	*
Ching Tao	*	*
Harry B. Tsai	*	*
All Directors and Officers as a Group	16,417,237	58.4

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,966,216	24.8
Affiliates of Sequoia Capital China	3,933,708	14.0
Jia Investment Co., Ltd.(8)	2,029,228	7.2
Quan Investment Co., Ltd.(9)	1,688,248	6.0
Yin Investment Co., Ltd.(10)	1,669,640	5.9
Affiliates of Greenwoods Asset Management Limited(11)	1,381,333	4.9

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	(1) Except for Messrs. Boquan He, Neil Nanpeng Shen, May Yihong Wu, Tze-Kaing Yang, Jinbo Yao and Zhiwu Chen, the business address of our directors and executive officers is No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, People’s Republic of China.
(2)	Represents 6,966,216 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(3)	Represents 1,669,640 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 1,688,248 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents 2,029,228 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(6)	Represents 3,933,708 ordinary shares in the form of restricted ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprise Limited, a company wholly owned by Mr. Nanpeng Shen. Mr. Shen is a managing director of Sequoia Capital China, an affiliate of the Sequoia Capital China funds. Mr. Shen disclaims beneficial ownership with respect to the shares held by the affiliates of Sequoia Capital China, except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.
(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(8)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Represents 1,381,333 ordinary shares in the form of ADSs held by Greenwoods Asset Management Limited, Greenwoods Asset Management Holdings Limited, Unique Element Corp and Jinzhi Jiang. Information presented herein is based on the Schedule 13G filed by such persons with the SEC on February 12, 2015. The business address of Greenwoods Asset Management Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY11111, the Cayman Islands. The business address of Greenwoods Asset Management Holdings Limited and Unique Element Corp is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. The business address of Mr. Jiang is Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135.

To our knowledge, as of April 18, 2016, 16,129,834 of our Class A ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program; this number includes 1,246,073 Class A ordinary shares of treasury stock. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

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

In 2013, we entered into one financial advisory service agreement with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under the agreement, we will provide services for the formation and management of four funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and half of the management fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as our recurring service fee. In 2013, 2014 and 2015, we recorded one-time commission of RMB0.8 million, RMB3.0 million and nil, respectively, and management fee of RMB51.5 million, RMB52.7 million and RMB47.9 million, respectively. As of December 31, 2015, there was no amount due from Sequoia Capital Investment Management (Tianjin) Co., Ltd. and such funds.

In March 2015, SCC Venture V Holdco I, Ltd., an affiliate of Sequoia Capital China, entered into a share purchase agreement with us to purchase 9.8% of the equity shares of Shanghai Noah Yijie Finance Technology Co., Ltd. for a consideration of RMB31.5 million (US$5.0 million).

In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. We manage contractual funds as fund manager and earn management fee and/or carried interest from second half of 2014. During the years ended December 31, 2013, 2014 and 2015, significant related party transactions related to these funds were as follows:

i)	In 2013, we recorded one-time commissions of RMB13.3 million and recurring services fees of RMB72.6 million from investee funds of Gopher Asset. In 2014, we recorded one-time commissions of RMB31.4 million and recurring services fees of RMB97.3 million from investee funds of Gopher Asset. In 2015, we recorded one-time commissions of RMB87.1 million (US$13.4 million) and recurring services fees of RMB109.2 million (US$16.9 million) from investee funds of Gopher Asset. As of December 31, 2015, the amount due from such investee funds was RMB61.4 million (US$9.5 million).

ii)	In 2013, we recorded one-time commissions of RMB0.1 million and recurring services fees of RMB23.8 million from investee funds of Tianjin Gopher. In 2014, we recorded one-time commissions of RMB2.6 million and recurring services fees of RMB25.2 million from investee funds of Tianjin Gopher. In 2015, we recorded one-time commissions of nil and recurring services fees of RMB25.0 million (US$3.9 million) from investee funds of Tianjin Gopher. As of December 31, 2015, there was no amount due from such investee funds.

iii)	In 2013, we recorded one-time commissions of RMB4.4 million and recurring services fees of RMB16.8 million from investee funds of Kunshan Jingzhao Equity Investment Management Limited, or Kunshan Jingzhao. In 2014, we recorded one-time commissions of RMB1.5 million and recurring services fees of RMB15.7 million from investee funds of Kunshan Jingzhao. In 2015, we recorded one-time commissions of nil and recurring services fees of RMB7.8 million (US$1.2 million) from investee funds of Kunshan Jingzhao. As of December 31, 2015, the amount due from such investee funds was RMB20.3 million (US$3.1 million).

iv)	In 2013, we recorded one-time commissions of RMB34.3 million and recurring services fees of RMB65.5 million from investee funds of Wuhu Gopher Asset Management Co., Ltd., or Wuhu Gopher, a subsidiary of our variable interest entity. In 2014, we recorded one-time commissions of RMB13.4 million and recurring services fees of RMB79.7 million from investee funds of Wuhu Gopher. In 2015, we recorded one-time commissions of RMB20.6 million (US$3.2 million), recurring services fees of RMB51.8 million (US$8.0 million) and performance-based income of RMB14.3 million (US$2.2 million) from investee funds of Wuhu Gopher. As of December 31, 2015, the amount due from such investee funds was RMB18.4 million (US$2.8 million).

v)	In 2013, we recorded one-time commissions of RMB21.5 million and recurring services fees of RMB30.0 million from investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., or Shanghai Gopher Languang. In 2014, we recorded one-time commissions of RMB6.8 million and recurring services fees of RMB20.3 million from investee funds of Shanghai Gopher Languang. In 2015, we recorded one-time commissions of RMB66.0 million (US$10.2 million), recurring services fees of RMB148.4 million (US$22.9 million) and performance-based income of RMB5.7 million (US$0.9 million) from investee funds of Shanghai Gopher Languang. As of December 31, 2015, the amount due from such investee funds was RMB33.4 million (US$5.2 million).

vi)	In 2013, we recorded one-time commissions of RMB5.0 million and recurring services fees of RMB17.8 million from investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., or Chongqing Gopher Longxin. In 2014, we recorded nil one-time commissions and recurring services fees of RMB10.3 million from investee funds of Chongqing Gopher Longxin. In 2015, we recorded nil one-time commissions, recurring services fees of RMB2.7 million (US$0.4 million) and performance-based income of RMB10.7 million (US$1.7 million) from investee funds of Chongqing Gopher Longxin. As of December 31, 2015, the amount due from such investee funds was RMB76.6 thousand (US$11.8 thousand).

vii)	In 2013, we recorded one-time commissions of RMB0.1 million and recurring services fees of RMB0.2 million from investee funds of Gopher Capital GP Ltd., or Gopher Capital. In 2014, we recorded one-time commissions of RMB21.6 million and recurring services fees of RMB31.4 million from investee funds of Gopher Capital. In 2015, we recorded one-time commissions of RMB163.1 million (US$25.2 million), recurring services fees of RMB116.2 million (US$17.9 million) and other service fee of RMB5.2 thousand (US$0.8 thousand) from investee funds of Gopher Capital. As of December 31, 2015, the amount due from such investee funds was RMB50.6 million (US$7.8 million).

viii)	In 2013, we recorded one-time commissions of RMB31.2 million and recurring services fees of RMB19.3 million from Investee funds of Hangzhou Vanke Investment Management Co., Ltd., or Hangzhou Vanke, a subsidiary of our variable interest entity. In 2014, we recorded one-time commissions of RMB2.6 million and recurring services fees of RMB37.3 million from investee funds of Hangzhou Vanke. In 2015, we recorded nil one-time commissions and recurring services fees of RMB3.8 million (US$0.6 million) from investee funds of Hangzhou Vanke. As of December 31, 2015, the amount due from such investee funds was RMB0.9 million (US$0.1 million).

ix)	In 2013, we recorded one-time commissions of RMB6.4 million and recurring services fees of RMB2.0 million from Wuhu Bona Film Investment Management Co., Ltd., or Wuhu Bona, one of our affiliates. In 2014, we recorded nil one-time commissions and recurring services fees of RMB7.0 million from Wuhu Bona. In 2015, we recorded nil one-time commissions and recurring services fees of RMB8.8 million (US$1.4 million) from Wuhu Bona. As of December 31, 2015, the amount due from such investee funds was RMB1.2 million (US$0.2 million).

x)	In 2013, we started distributing asset management plans sponsored by Wanjia Win-Win. In 2013, we recorded one-time commissions of RMB2.7 million and recurring services fees of RMB31.0 million from Wanjia Win-Win. In 2014, we recorded one-time commissions of RMB13.7 million and recurring services fees of RMB94.5 million from Wanjia Win-Win. In 2015, we recorded one-time commissions of RMB0.1 million (US$19.6 thousand) and recurring services fees of RMB44.8 million (US$6.9 million) from Wanjia Win-Win. As of December 31, 2015, the amount due from Wanjia Win-Win was RMB30.7 million (US$4.7 million).

xi)	In 2014, we recorded one-time commissions of RMB57.2 million and recurring services fees of RMB71.2 million from investee funds of Shanghai Gopher Asset Management Co., Ltd., or Shanghai Gopher, one of our affiliates. In 2015, we recorded one-time commissions of RMB1.6 million (US$0.2 million) and recurring services fees of RMB17.4 million (US$2.7 million) from investee funds of Shanghai Gopher. As of December 31, 2015, the amount due from such investee funds was RMB0.2 million (US$32.4 thousand).

xii)	In 2014, we recorded one-time commissions of RMB3.6 million and recurring services fees of RMB4.9 million from investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., or Shanghai Gopher Zhengda Damuzhi, one of our affiliates. In 2015, we recorded nil one-time commissions and recurring services fees of RMB4.5 million (US$0.7 million) from investee funds of Shanghai Gopher Zhengda Damuzhi. As of December 31, 2015, there was no amount due from such investee funds.

xiii)	In 2014, we recorded one-time commissions of RMB16.9 million, recurring services fees of RMB1.1 million and performance-based income of RMB0.1 million from fund managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., or Gopher Nuobao (Shanghai), one of our affiliates. In 2015, we recorded one-time commissions of RMB90.2 million (US$13.9 million), recurring services fees of RMB38.3 million (US$5.9 million) and performance-based income of RMB23.1 million (US$3.6 million) from fund managed by Gopher Nuobao (Shanghai). As of December 31, 2015, amount due from such fund was RMB9.6 million (US$1.5 million).

In the third quarter of 2014, Shanghai Yafu Investment Consulting Co., Ltd., an investment vehicle of our employees, acquired 10% of equity interests in four of our subsidiaries upon formation of the entities. In 2015, the capital injection of Beijing Sequoia Mingde Capital Investment Fund (Limited Partnership), an affiliate of Sequoia Capital China, into Shanghai Noah Yijie Finance Technology Co., Ltd. diluted the shares from 10.00% to 8.55%. The subsidiaries invested and the respective purchase price is listed as below.

Company Name	RMB	$
Noah Ark (Shanghai) Financial Service Co., Ltd.	5,000,000	805,854
Shanghai Noah Yijie Finance Technology Co., Ltd.	3,000,000	483,512
Shanghai Noah Jintong Data Services Co., Ltd.	3,000,000	483,512
Enoch Education Training (Shanghai) Co., Ltd.	1,000,000	161,171
Total	12,000,000	1,934,049

During the year ended December 31, 2014 and 2015, we made donation of RMB14.8 million and RMB3.5 million respectively to Shanghai Noah Charity Fund, charity fund established by Shanghai Noah Rongyao Investment Consulting Co., Ltd., one of our subsidiaries.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

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

For undistributed profits earned from our China subsidiaries, we have both the intent and ability to permanently reinvest these undistributed profits.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since November 10, 2010 under the symbol “NOAH.” Two ADSs represent one of our ordinary shares.

In 2015, the trading price of our ADSs on the New York Stock Exchange ranged from US$16.90 to US$37.96 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Trading Price (US$)
	High	Low
2011	20.00	5.73
2012	8.87	4.10
2013	25.51	5.64
2014	25.60	12.35
First quarter	18.44	12.73
Second quarter	14.82	12.35
Third quarter	17.70	13.32
Fourth quarter	25.60	12.89
2015	37.96	16.90
First quarter	23.47	16.90
Second quarter	37.96	23.37
Third quarter	30.06	18.66
Fourth quarter	33.55	22.11
Monthly Highs and Lows
October 2015	28.91	22.11
November 2015	33.55	26.94
December 2015	32.90	27.55
January 2016	27.80	22.85
February 2016	26.73	20.30
March 2016	28.49	22.55
April 2016 (through April 18, 2016)	27.00	23.08

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, two of which represent one of our Class A ordinary shares, have been traded on the New York Stock Exchange since November 10, 2010. Our ADSs trade under the symbol “NOAH.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our memorandum and articles of association, as well as the Companies Law (2013 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The Registered Office of our company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Board of Directors.”

Ordinary Shares

General. All of our outstanding Class A ordinary shares and Class B ordinary shares are fully paid. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A ordinary shares and Class B ordinary shares.

Dividends. The holders of our Class A ordinary shares and Class B ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to Cayman Islands law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Voting Rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of our company. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote, in person or by proxy, in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote, in person or by proxy, in a general meeting. A special resolution is required for important matters such as a change of name or amendments to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares, and canceling any authorized but unissued shares.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association have the potential to discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	provide holders of our Class B ordinary shares four votes per share and holders of our Class A ordinary shares one vote per share on all matters upon which the ordinary shares are entitled to vote;

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to call general meetings of shareholders.

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

The following summary of certain material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the EIT Law and the Implementation Rules, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah HK, according to Tax Arrangement between mainland China and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2015.

However, since the EIT Law and the Implementation Rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Zhong Lun Law Firm advises us that although our company is not controlled by any PRC company or company group, we may be deemed to be a PRC resident enterprise under the EIT Law. Zhong Lun Law Firm further advises us that if we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and the Implementation Rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from PRC enterprise income tax. However, as there is still uncertainty as to how the EIT Law and the Implementation Rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions for any subsequent taxable year.

Provided that our Cayman Islands holding company, Noah Holdings Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, because there is uncertainty as to the application of SAT Circular 698 and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Circular 7 or to establish that we should not be taxed under SAT Circular 698 and SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises”.

U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (described below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.”

This summary is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions , all as in effect on the date hereof, and all of which may be replaced, revoked, or modified, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-U.S. tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

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

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by such ADSs.

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2015, we believe that we were not a PFIC for that year. However, the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder for any year during which such U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as “excess distributions” under U.S. federal income tax rules, as described below. Also, as described below, if we are treated as a PFIC with respect to a U.S. Holder for any year, such U.S. Holder generally would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distributions that such U.S. Holder receives from us in that year or in following years. Certain elections may be available, however, as described below, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2016 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. For example, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2016 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder holds our ADSs and makes a mark-to-market election (as described below) with respect to its ADSs, the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

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

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Also, if we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally (unless you make a valid mark-to-market election with respect to your ADSs, as discussed above) will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such an election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For any taxable year that we are treated as a PFIC with respect to a U.S. Holder, the holder will generally be required to file Form 8621 with the IRS. Significant penalties are imposed for failure to file such form. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares, including our possible status as a PFIC and the possibility of making a mark-to-market election, a deemed sale election, and the unavailability of the qualified electing fund election.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC, nor treated as such with respect to you, for U.S. federal income tax purposes.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a PFIC nor treated as such with respect to you (as discussed above) for our taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Our ADSs are currently listed on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States and that, assuming that we are not a PFIC nor treated as such with respect to you for the year in which the dividend is paid or the preceding taxable year, we are therefore a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the EIT Law, we may be eligible for the benefits under the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and that, again assuming that we are not a PFIC nor treated as such with respect to you for the year in which the dividend is paid or the preceding taxable year, we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income or, in the case of certain U.S. Holders, general category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ordinary shares. See “—People’s Republic of China Taxation” above and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” If such gain is not treated as PRC-source gain, however, a U.S. Holder will not be able to obtain a U.S. foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on a disposition of our ADSs or ordinary shares (including pursuant to SAT Circular 698 and SAT Circular 7), including the availability of the foreign tax credit under their particular circumstances.

Medicare Tax

A 3.8% Medicare tax is generally imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over US$200,000 (or US$250,000 in the case of joint filers or US$125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. Special rules may apply if we are treated as a PFIC with respect to a U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Specified Foreign Financial Assets

Individual U.S. Holders and certain domestic entities may be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his, her or its behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. You are urged to consult your tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

F.	Dividends and Paying Agents

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for information concerning our dividend policies and our payment of dividends. See “Item 10. Additional Information—B. Memorandum and Articles of Association —Ordinary Shares” for a discussion of the process by which dividends are paid on our ordinary shares. The paying agent for payment of our dividends on ADSs in the United States is Citibank, N.A.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting currency. We earn substantially all of our revenues and incur substantially all of our expenses in Renminbi, and substantially all of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2015, we had an RMB or Hong Kong dollar or New Taiwan dollar denominated cash balance of US$232.2 million and a U.S. dollar denominated cash balance of US$97.1 million. Assuming we had converted the U.S. dollar denominated cash balance of US$97.1 million as of December 31, 2015 into RMB at the exchange rate of US$1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been RMB629.0 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by expenses incurred by short-term bank borrowings, convertible notes outstanding and interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2015, the principal amounts of our convertible notes were approximately US$80 million (RMB518 million), which carry a degree of interest rate risk.

As of December 31, 2015, we had RMB578.0 million invested in fixed income products with a weighted average duration of approximately 0.6 year.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADSs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was nil in 2015.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 29, 2016, our shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which our authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote.

See “Item 10. Additional Information” for a description of the rights of securities holders.

ITEM 15	CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2015.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2015 of the Company and our report dated April 27, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 27, 2016

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	RESERVED

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Tze-Kaing Yang, Mr. Zhiwu Chen and Ms. May Yihong Wu, independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

ITEM 16B	CODE OF ETHICS

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

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2014	2015
	(RMB)
Audit fees(1)	5,113,796	5,214,283
Audit-related fees(2)	1,175,002	552,946
Tax fees(3)	388,156	—

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax fees” includes fees billed for tax consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 22, 2012, our board of directors approved a share repurchase program, which authorized us to repurchase up to US$30 million worth of our issued and outstanding ADSs over the course of one year. The share repurchase may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, in privately negotiated transactions, in block trades or otherwise from time to time, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

We did not make any share repurchases during the year ended December 31, 2014.

On July 8, 2015, our board of directors approved a share repurchase program, which authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs over the course of one year. The share repurchase may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, or in block trades and subject to restrictions relating to volume, price and timing.

As of December 31, 2015, we had purchased 2,492,147 ADSs for approximately US$18.7 million, inclusive of transaction charges, under the share repurchase plans.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Noah Holdings Limited and its subsidiaries and consolidated entities are included at the end of this annual report.

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (File No. 001-34936), as amended, initially filed with the Commission on January 29, 2016)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

2.5	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit (a)(1) from our S-8 registration statement (File No. 333- 170167), as amended, filed with the Commission on March 15, 2016)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

4.3	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	English translation of the Exclusive Option Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6	English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Rongyao Investment Consulting Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Rongyao Investment Consulting Co., Ltd., dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014).

4.10	Convertible Note Purchase Agreement by and among the Registrant and Keywise Greater China Master Fund, dated January 27, 2015 (with schedule of material differences among different convertible note purchase agreements attached) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on April 24, 2015).

Exhibit Number	Description of Document

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairman and Chief Executive Officer

Date: April 27, 2016

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2014 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

As discussed in Note 2(t), the Company changed its reporting currency from U.S. dollars to Chinese Renminbi in 2015. Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(t). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 27, 2016

Noah Holdings Limited

Consolidated Balance Sheets

	As of December 31
	2014	2015	2015
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,750,204,915	2,132,923,674	329,266,676
Restricted cash	1,000,000	1,000,000	154,373
Short-term investments (including short-term investments measured at fair value of RMB91,496,450 and RMB496,565,847, as of December 31, 2014 and 2015, respectively)	137,630,510	560,073,899	86,460,511
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2014 and December 31, 2015	68,069,273	122,346,687	18,887,074
Amounts due from related parties	192,873,391	238,236,268	36,777,342
Loans receivable, net of allowance for loan losses of RMB1,166,800 and RMB1,334,502 as of December 31, 2014 and December 31, 2015, respectively	43,013,200	132,109,897	20,394,254
Deferred tax assets	21,852,937	—	—
Other current assets	58,510,220	75,141,655	11,599,874
Total current assets	2,273,154,446	3,261,832,080	503,540,104
Long-term investments (including long-term investments measured at fair value of nil and RMB10,069,729, as of December 31, 2014 and 2015, respectively)	61,245,229	251,781,945	38,868,434
Investment in affiliates	222,231,778	326,155,843	50,349,786
Property and equipment, net	92,154,228	196,475,249	30,330,552
Other non-current assets	11,979,918	16,885,730	2,606,708
Non-current deferred tax assets	14,037,839	43,863,568	6,771,368
Total Assets	2,674,803,438	4,096,994,415	632,466,952
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB68,617,341 and RMB181,685,160 as of December 31, 2014 and December 31, 2015, respectively)	320,462,551	494,688,785	76,366,789
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB28,035,249 and RMB55,966,327 as of December 31, 2014 and December 31, 2015, respectively)	55,446,726	61,650,980	9,517,271
Deferred revenues (including deferred revenue of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB37,883,923 and RMB29,021,820 as of December 31, 2014 and December 31, 2015, respectively)	97,709,941	68,425,735	10,563,113
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB27,770,537 and RMB76,026,370 as of December 31, 2014 and December 31, 2015, respectively)	169,135,148	340,905,107	52,626,682
Short-term bank loan	50,000,000	—	—
Deferred tax liabilities	—	1,159,774	179,038
Total current liabilities	692,754,366	966,830,381	149,252,893
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB6,323,573 and RMB67,248 as of December 31, 2014 and December 31, 2015, respectively)	11,127,697	67,248	10,381
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of nil and RMB39,635,057 as of December 31, 2014 and December 31, 2015)	31,049,562	77,876,237	12,022,019
Convertible notes	—	518,224,000	80,000,000
Total Liabilities	734,931,625	1,562,997,866	241,285,293
Shareholders’ equity:
Ordinary shares (US$0.0005 par value): 94,100,000 shares authorized, 29,123,118 shares issued and 28,055,302 shares outstanding as of December 31, 2014 and 29,317,611 shares issued and 28,071,538 shares outstanding as of December 31, 2015	97,530	98,133	15,149
Treasury stock (1,067,816 ordinary shares as of December 31, 2014 and 1,246,073 ordinary shares as of December 31, 2015)	(73,250,528)	(117,836,564)	(18,190,831)
Additional paid-in capital	889,416,631	990,515,956	152,909,314
Retained earnings	1,062,041,219	1,597,865,303	246,667,897
Accumulated other comprehensive loss	(27,357,797)	(21,757,099)	(3,358,717)
Total Noah Holdings Limited shareholders’ equity	1,850,947,055	2,448,885,729	378,042,812
Non-controlling interests	88,924,758	85,110,820	13,138,847
Total Shareholders’ Equity	1,939,871,813	2,533,996,549	391,181,659
Total Liabilities and Equity	2,674,803,438	4,096,994,415	632,466,952

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues
One-time commissions	356,123,887	423,218,934	391,188,385	60,389,080
Recurring service fees	202,437,468	319,933,077	401,292,465	61,948,882
Performance-based income	—	24,632,724	193,939,030	29,939,027
Other service fees	31,049,933	29,979,126	128,290,261	19,804,604
Total third-party revenues	589,611,288	797,763,861	1,114,710,141	172,081,593
Related party revenues
One-time commissions	128,209,082	180,943,785	428,687,491	66,177,945
Recurring service fees	340,757,637	560,071,763	634,913,375	98,013,735
Performance-based income	—	76,342,053	53,825,293	8,309,193
Other service fees	6,042,345	2,036,800	559,806	86,419
Total related party revenues	475,009,064	819,394,401	1,117,985,965	172,587,292
Total revenues	1,064,620,352	1,617,158,262	2,232,696,106	344,668,885
Less: business taxes and related surcharges	(58,643,752)	(88,673,371)	(112,768,265)	(17,408,420)
Net revenues	1,005,976,600	1,528,484,891	2,119,927,841	327,260,465
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(205,294,824)	(322,052,574)	(524,629,723)	(80,988,873)
Performance fee compensation	—	(22,034,438)	(24,786,763)	(3,826,417)
Other compensations	(243,442,553)	(393,373,326)	(615,075,893)	(94,951,356)
Total compensation and benefits	(448,737,377)	(737,460,338)	(1,164,492,379)	(179,766,646)
Selling expenses	(102,198,334)	(147,265,810)	(263,815,409)	(40,726,081)
General and administrative expenses	(110,020,644)	(151,626,278)	(170,929,513)	(26,386,970)
Other operating expenses	(5,445,385)	(29,961,830)	(94,624,304)	(14,607,475)
Government subsidies	32,644,120	90,931,462	132,709,712	20,486,849
Total operating cost and expenses	(633,757,620)	(975,382,794)	(1,561,151,893)	(241,000,323)
Income from operations	372,218,980	553,102,097	558,775,948	86,260,142
Other income (expenses):
Interest income	20,272,408	38,901,980	39,698,790	6,128,437
Interest expenses	—	—	(16,050,359)	(2,477,748)
Investment income	24,141,820	23,552,297	51,954,918	8,020,456
Other income (expense)	1,907,106	(13,961,307)	455,030	70,245
Total other income	46,321,334	48,492,970	76,058,379	11,741,390
Income before taxes and income from equity in affiliates	418,540,314	601,595,067	634,834,327	98,001,532
Income tax expense	(100,081,866)	(151,293,021)	(129,885,747)	(20,050,903)
Income from equity in affiliates, net of taxes	7,290,800	13,583,865	21,352,767	3,296,299
Net income	325,749,248	463,885,911	526,301,347	81,246,928
Less: net income (loss) attributable to non-controlling interests	9,821,510	17,333,060	(9,522,737)	(1,470,057)
Net income attributable to Noah Holdings Limited shareholders	315,927,738	446,552,851	535,824,084	82,716,985
Net income per share:
Basic	11.50	16.02	19.08	2.95
Diluted	11.28	15.82	18.31	2.83
Weighted average number of shares used in computation:
Basic	27,480,150	27,873,501	28,085,521	28,085,521
Diluted	28,008,386	28,227,823	30,145,976	30,145,976

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net income	325,749,248	463,885,911	526,301,347	81,246,928
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	(8,168,265)	6,426,044	4,884,837	754,089
Fair value fluctuation of available-for-sale investment (Note 4)	—	2,620,351	718,414	110,904
Other comprehensive income	(8,168,265)	9,046,395	5,603,251	864,993
Comprehensive income	317,580,983	472,932,306	531,904,598	82,111,921
Less: comprehensive income attributable to non-controlling interest	9,813,639	17,331,172	(9,520,184)	(1,469,663)
Comprehensive income attributable to Noah Holdings Limited shareholders	307,767,344	455,601,134	541,424,782	83,581,584

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

	Ordinary shares		Treasury Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive income	Total Noah Holdings Limited Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2012	28,279,528	94,934	(845,139)	(53,676,679)	813,572,639	347,157,198	(28,245,686)	1,078,902,406	14,516,434	1,093,418,840
Net Income	—	—	—	—	—	315,927,738	—	315,927,738	9,821,510	325,749,248
Cash dividend paid (Note 15)	—	—	—	—	—	(47,596,568)	—	(47,596,568)	—	(47,596,568)
Share-based compensation	—	—	—	—	32,249,165	—	—	32,249,165	—	32,249,165
Vesting of restricted shares	283,340	865	—	—	(865)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	153,014	472	—	—	6,842,642	—	—	6,843,114	—	6,843,114
Repurchase of ordinary shares (Note 12)	—	—	(222,677)	(19,573,849)	—	—	—	(19,573,849)	—	(19,573,849)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	(8,160,394)	(8,160,394)	(7,871)	(8,168,265)
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	40,878,002	40,878,002
Balance at December 31,2013	28,715,882	96,271	(1,067,816)	(73,250,528)	852,663,581	615,488,368	(36,406,080)	1,358,591,612	65,208,075	1,423,799,687
Net Income	—	—	—	—	—	446,552,851	—	446,552,851	17,333,060	463,885,911
Dividends distribution by subsidiaries	—	—	—	—	—	—	—	—	(1,614,489)	(1,614,489)
Share-based compensation	—	—	—	—	32,691,687	—	—	32,691,687	—	32,691,687
Vesting of restricted shares	278,779	862	—	—	(862)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	128,457	397	—	—	4,062,225	—	—	4,062,622	—	4,062,622
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	6,427,932	6,427,932	(1,888)	6,426,044
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	5,164,535	5,164,535	—	5,164,535
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	(2,544,184)	(2,544,184)	—	(2,544,184)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	8,000,000	8,000,000
Balance at December 31,2014	29,123,118	97,530	(1,067,816)	(73,250,528)	889,416,631	1,062,041,219	(27,357,797)	1,850,947,055	88,924,758	1,939,871,813
Net Income	—	—	—	—	—	535,824,084	—	535,824,084	(9,522,737)	526,301,347
Share-based compensation	—	—	—	—	67,672,488	—	—	67,672,488	—	67,672,488
Vesting of restricted shares	144,606	446	—	—	(446)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	49,887	157	—	—	4,351,173	—	—	4,351,330	—	4,351,330
Repurchase of ordinary shares (Note 12)	—	—	(178,257)	(44,586,036)	—	—	—	(44,586,036)	—	(44,586,036)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	4,882,284	4,882,284	2,553	4,884,837
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	44,166,013	44,166,013	—	44,166,013
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	(43,447,599)	(43,447,599)	—	(43,447,599)
Non-controlling Interest capital injection	—	—	—	—	29,076,110	—	—	29,076,110	9,706,246	38,782,356
Non-controlling Interest capital return	—	—	—	—	—	—	—	—	(4,000,000)	(4,000,000)
Balance at December 31,2015	29,317,611	98,133	(1,246,073)	(117,836,564)	990,515,956	1,597,865,303	(21,757,099)	2,448,885,729	85,110,820	2,533,996,549

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	325,749,248	463,885,911	526,301,347	81,246,928
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	770,960	169,166	211,270	32,614
Depreciation and amortization	15,183,755	22,398,968	34,417,668	5,313,172
Share-based compensation	32,249,165	32,691,687	67,672,488	10,446,832
Income from equity in affiliates	(7,290,800)	(13,583,865)	(21,352,767)	(3,296,299)
Provision for loan losses	939,500	227,300	167,702	25,889
Income from amortization of discount on held-to-maturity investments	(1,578,746)	(877,825)	—	—
Changes in operating assets and liabilities:
Accounts receivable	11,361,141	(16,782,248)	(54,277,414)	(8,378,989)
Amounts due from related parties	(26,039,338)	(93,845,185)	(86,362,877)	(13,332,131)
Other current assets	(9,257,761)	(30,082,367)	(16,631,435)	(2,567,451)
Other non-current assets	(1,467,356)	(5,072,761)	(3,411,463)	(526,639)
Accrued payroll and welfare expenses	104,249,920	141,907,574	174,226,234	26,895,896
Income taxes payable	256,061	39,951,591	6,204,254	957,772
Deferred revenues	60,874,068	3,690,121	(29,284,206)	(4,520,702)
Other current liabilities	47,416,935	79,151,660	167,615,661	25,875,399
Other non-current liabilities	8,768,497	9,278,672	46,826,675	7,228,793
Uncertain tax position liabilities	945,559	1,136,675	(11,060,449)	(1,707,439)
Deferred tax assets and liabilities	10,774,327	(22,095,408)	(7,770,022)	(1,199,485)
Purchases of available-for-sale investments through internet finance business	—	(22,511,765)	(118,360,318)	(18,271,685)
Net cash provided by operating activities	573,905,135	589,637,901	675,132,348	104,222,475
Cash flows from investing activities:
Purchases of property and equipment	(41,210,352)	(59,462,184)	(136,290,010)	(21,039,552)
Internally developed intangible assets	(464,578)	—	—	—
Collection of short-term loan investments	3,411,466	—	—	—
Purchase of held-to-maturity investments	(110,906,999)	(39,000,003)	(25,240,000)	(3,896,385)
Proceeds from redemption of held-to-maturity investments	315,999,998	121,999,998	46,400,000	7,162,926
Purchases of trading securities investments	(245,464,326)	(218,287,169)	(95,000,000)	(14,665,473)
Proceeds on trading securities investments	176,808,727	306,142,599	95,000,000	14,665,473
Purchases of available-for-sale investments	(29,965,718)	(111,876,970)	(3,670,107,653)	(566,566,991)
Proceeds from sale or redemption of available-for-sale investments	29,965,718	45,487,686	3,346,540,000	516,616,753
Purchase of long-term investments	(63,448,608)	(53,805,229)	(222,368,846)	(34,327,834)
Proceeds from sale of long-term investments	—	29,915,000	32,440,000	5,007,873
Loans to related parties	—	(45,000,000)	(4,000,000)	(617,494)
Principal collection of loans to related parties	—	—	45,000,000	6,946,803
Loans disbursement to third parties	(278,150,000)	(1,117,206,667)	(960,113,463)	(148,215,978)
Principal collection of loans originated from third parties	184,200,000	1,166,976,667	870,849,064	134,435,929
Increase in restricted cash	(500,000)	—	—	—
Increase in investment in affiliates	(51,280,005)	(121,486,049)	(94,422,851)	(14,576,376)
Capital return from investment in affiliates	7,050,351	2,083,982	11,851,553	1,829,565
Net cash used in investing activities	(103,954,326)	(93,518,339)	(759,462,206)	(117,240,761)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars except for share data and per share data, or otherwise stated)

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options and vesting of restricted shares	6,843,114	4,062,622	4,351,330	671,730
Contribution from non-controlling shareholders of subsidiaries	40,878,002	8,000,000	38,782,356	5,986,964
Return of non-controlling interests of subsidiaries	—	—	(4,000,000)	(617,494)
Dividend distribution	(47,596,568)	(1,614,489)	—	—
Payment for repurchase of ordinary shares	(19,573,849)	—	(44,586,036)	(6,882,898)
Proceeds from short-term bank loan	—	50,000,000	—	—
Repayment of short-term bank loan	—	—	(50,000,000)	(7,718,670)
Proceeds from convertible notes	—	—	518,224,000	80,000,000
Net cash (used in) provided by financing activities	(19,449,301)	60,448,133	462,771,650	71,439,632
Effect of exchange rate changes	(8,168,265)	6,426,044	4,276,967	660,249
Net increases in cash and cash equivalents	442,333,243	562,993,739	382,718,759	59,081,595
Cash and cash equivalents—beginning of the period	744,877,933	1,187,211,176	1,750,204,915	270,185,081
Cash and cash equivalents—end of the period	1,187,211,176	1,750,204,915	2,132,923,674	329,266,676
Supplemental disclosure of cash flow information:
Cash paid for income taxes	89,051,478	133,436,838	130,494,511	20,144,881
Cash paid for interest expenses	—	2,875,000	1,879,167	290,093
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	3,904,873	3,531,311	13,391,314	2,067,263

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014 and 2015

(In Renminbi, except for share and per share data, or otherwise stated)

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

The Company’s significant subsidiaries as of December 31, 2015 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Co., Ltd.	April 18, 2008	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2012	PRC	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Noah Group Honest Asia Limited	March 8, 2014	Hong Kong	100%
Shanghai Noah Yijie Finance Technology Co., Ltd	March 17, 2014	PRC	90%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	100%
Noah (Shanghai) Financial Leasing Co., Ltd	December 20, 2014	PRC	100%
Noah Holdings international Limited	January 7, 2015	Hong Kong	100%

Noah Investment’s significant subsidiaries as of December 31, 2015 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	100%
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	September 29, 2007	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	September 24, 2008	PRC	100%
Tianjin Gopher Asset Management Co., Ltd.	March 18, 2010	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	100%
Zhejiang Vanke Noah Assets Management Co., Ltd.	March 22, 2013	PRC	51%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%

In June 2014, Gopher Asset Management Co., Ltd. (“Gopher Asset”) acquired 100% equity interest of Tianjin Gopher Asset Management Co., Ltd. (“Tianjin Gopher”) from Noah Investment at cost. The transaction was recorded as reorganization between entities under common control with no impact on the consolidated financial statements.

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

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

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

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Rongyao, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include: (i) a Power of Attorney Agreement under which each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of the Company, (ii) an Exclusive Option Agreement under which the shareholders granted Noah Investment or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law, (iii) an Exclusive Support Service Agreement under which Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging the financial support necessary to conduct Noah Investment’s operational activities, (iv) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the agreement, and (v) a Free-Interest Loan Agreement under which each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao for their respective investment in the equity interests in Noah Investment. The total amount of interest-free loans extended to the Founders is RMB27 million (approximately US$3.6 million) which has been injected into Noah Investment. The Founders of Noah Investment effectively acted as a conduit to fund the required capital contributions from the Company into Noah Rongyao, are non-substantive shareholders and received no consideration for entering into such transactions. Under the above agreements, the shareholders of Noah Investment irrevocably granted Noah Rongyao the power to exercise all voting rights to which they were entitled. In December 2013, these loans were further restructured and each shareholder of Noah Investment re-entered into a new no-interest loan agreement with Noah Rongyao. The principal amounts of such no-interest loans to these shareholders were the same as that of the initial loans. The loan agreements will expire in December 2023. In addition, Noah Rongyao has the option to acquire all of the equity interests in Noah Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Noah Rongyao is entitled to receive service fees for certain services to be provided to Noah Investment.

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

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements:

	As of December 31
	2014	2015	2015
	RMB	RMB	US$
Cash and cash equivalents	473,114,220	585,191,507	90,338,002
Restricted cash	1,000,000	1,000,000	154,373
Short-term investments	38,771,063	167,583,165	25,870,383
Accounts receivable, net of allowance for doubtful accounts	23,424,971	52,715,369	8,137,851
Amounts due from related parties	80,585,481	135,302,942	20,887,175
Deferred tax assets	11,428,104	26,071,201	4,024,700
Other current assets	8,923,196	23,410,853	3,614,013
Long-term investments	3,000,000	113,390,404	17,504,462
Investment in affiliates	246,092,522	298,229,612	46,038,718
Property and equipment, net	22,508,520	40,161,068	6,199,801
Other non-current assets	1,130,863	5,611,229	866,224
Total assets	909,978,940	1,448,667,350	223,635,702
Accrued payroll and welfare expenses	68,617,341	181,685,160	28,047,357
Income tax payable	28,035,249	55,966,327	8,639,712
Amounts due to the Group’s subsidiaries	169,322,299	161,666,257	24,956,969
Deferred revenue	37,883,923	29,021,820	4,480,197
Other current liabilities	27,770,537	76,026,370	11,736,449
Non-current uncertain tax position liabilities	6,323,573	67,248	10,381
Other non-current liabilities	—	39,635,057	6,118,598
Total liabilities	337,952,922	544,068,239	83,989,663

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Revenue:
Third-party revenues
One-time commissions	7,172,187	80,516,730	145,325,240	22,434,351
Recurring service fees	37,212,399	111,927,921	181,288,609	27,986,139
Performance-based income	—	22,994,446	165,971,926	25,621,650
Other service fees	27,526,720	1,346,667	9,616,062	1,484,464
Total third-party revenues	71,911,306	216,785,764	502,201,837	77,526,604
Related party revenues
One-time commissions	2,849,181	21,471,381	122,949,788	18,980,177
Recurring service fees	144,771,936	285,753,554	348,870,146	53,856,270
Performance-based income	—	75,204,704	53,825,292	8,309,193
Other service fees	5,651,129	1,217,894	2,102,882	324,629
Total related party revenues	153,272,246	383,647,533	527,748,108	81,470,269
Total revenues	225,183,552	600,433,297	1,029,949,945	158,996,873
Less: business taxes and related surcharges	(12,531,784)	(33,672,899)	(57,713,861)	(8,909,485)
Net revenues	212,651,768	566,760,398	972,236,084	150,087,388
Operating cost and expenses	(84,843,623)	(183,003,728)	(624,541,431)	(96,412,583)
Other income	15,361,268	11,888,078	39,115,317	6,038,364
Net income	118,101,044	310,817,616	327,597,694	50,572,369
Net income attributable to Noah Holding Limited shareholders	108,261,911	292,244,283	326,209,370	50,358,049
Cash flows provided by operating activities*	251,133,785	250,372,200	402,492,302	62,134,104
Cash flows used in investing activities	(95,707,011)	(53,726,568)	(293,697,015)	(45,339,006)
Cash flows provided by financing activities	37,930,172	1,365,117	3,282,000	506,653

*	Cash flows provided by operating activities in 2013, 2014 and 2015 include amounts due to the Group’s subsidiaries of RMB209,824,414, RMB169,322,299 and RMB161,666,257 (US$24,956,969).

The VIEs contributed an aggregate of 21.1%, 37.1% and 45.9% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively and an aggregate of 36.3%, 67.0% and 62.2% of the consolidated net income for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 34.0% and 35.4%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 15 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for accounts receivable, allowance for loan losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, including estimation of related forfeiture rates and assumption related to valuation of investments.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables and investments. All of the Group’s cash and cash equivalents and a majority of investments are held with financial institutions that Group management believes to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Substantially all revenues were generated within China.

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2013, 2014, and 2015.

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

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager, and the Group’s ownership interest in these funds as limited partner or fund manager is generally much lower than 3%. These funds are not consolidated by the Group based on the facts that the Group is not the primary beneficiary of these funds, and substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of these funds to dissolve (liquidate) the funds or remove the company as the general partner of the funds without cause. The Group has early adopted ASU 2015-02 as of December 31, 2015 (see Note 2(x)) and concluded that none of the existing funds require consolidation under the new guidance. The equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

(f) Fair Value of Financial Instruments

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

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(h) Restricted Cash

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

(i) Investments

The Group invests in debt securities and equity securities and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity.

The Group’s investments in debt securities include marketable bond fund securities, trust products, asset management plans, contractual funds and real estate funds those have a stated maturity and normally pay a prospective fixed rate of return and secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

The Group records investments in private equity funds and secondary market equity fund products under the cost method when they do not qualify for the equity method. Gains or losses are realized when such investments are sold.

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

(j) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was RMB88,924,758 and RMB85,110,820, respectively as of December 31, 2014 and 2015. The net income attributable to non-controlling interest was RMB9,821,510 and RMB17,333,060, respectively for years ended December 31, 2013 and 2014, and the net loss attributable to non-controlling interest was RMB9,522,737 for the year ended December 31, 2015.

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

One-time Commissions

The Group enters into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, the Group earns a one-time commission from product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by its clients. The Group defines the “establishment of a wealth management product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the Group’s client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Revenue is recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require a portion of the payment be deferred until the end of the wealth management products’ life or other specified contingency. In such instances, the Group defers the contingent amount until the contingency has been resolved. A small portion of the Group’s one-time commission arrangements require the provision of certain services after sales activities, which primarily relate to disseminating information to clients related to investment performance. The Group accrues the estimated cost of providing these services, which are inconsequential, when the one-time commission is earned as the services to be provided are substantially complete. The Group has historically completed the services in a timely manner and can reliably estimate the remaining costs.

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

Performance-based Income

In a typical arrangement in which the Group serves as fund manager, except for secondary market funds of funds, the Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Group does not record any performance-based income until the end of the contract term.

Beginning in 2015, for certain secondary market products for which the Group provides recurring services, including both the funds for which the Group serves as the distribution channel and the funds of funds for which the Group acts as the fund manager, the performance-based income may also include a variable performance fee contingent upon the performance of the underlying investment in the measurement period, typically calculated at the end of the measurement period and settled subsequently. Such performance-based fee is not subject to clawback provisions and is recognized when the contingent criteria are met at the end of the measurement period.

Other Service Fees

The Group also derived revenues from small short-term loan, internet finance business, insurance brokerage business and other businesses, which were recorded as other service fees and represented 0.51%, 2.87%, 1.17% and 1.22% of the Group’s total net revenue for the year ended December 31, 2015.

We are engaged in insurance brokerage activities as part of our business. We conduct our insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Noah Rongyao and our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

From November 2013, the Group started offering small short-term loan services. Revenue is recognized when there are probable economic benefits to the Group and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. Interest income is recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

In 2014, the Group started internet finance business to provide financial products and services to high net worth individuals as well as white-collar professionals in China through its proprietary internet financial platforms. Revenues derived from internet finance business is recorded in other service fees. The aggregate value of financial products distributed by the Company through its internet finance platform in 2014 and 2015 was RMB1.4 billion and RMB12.0 billion, respectively.

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

(n) Compensation and benefits

Compensation and benefits mainly include salaries and commissions for relationship managers, share-based compensation expenses, bonus related to performance based income, and salaries and bonuses for middle office and back office employees.

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

The Group treated a modification of the terms or conditions of an equity award as an exchange of the original award for a new award. The incremental compensation cost as an effect of a modification is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. Total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the performance or service conditions of the original award are not expected to be satisfied. Thus, the total compensation cost measured at the date of a modification shall be the sum of the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date, and the incremental cost resulting from the modification. The Group records the incremental fair value of the modified award, as compensation cost on the date of modification for vested awards, or over the remaining service period for unvested awards.

(q) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies of RMB32,644,120, RMB90,931,462 and RMB132,709,712 are included in other operating income for the years ended December 31, 2013, 2014, and 2015, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Diluted net income per share is computed by giving effect to all potential dilutive shares, including non-vested restricted shares and share options.

(s) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(t) Foreign Currency Translation and change in reporting currency

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar or US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where the local currency is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Monetary assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Non-monetary Assets and liabilities are translated using the applicable period end exchange rate. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Effective October 1, 2015, the Company changed its reporting currency from US$ to RMB. The change in reporting currency was undertaken to better report the Company’s performance given the location of its operations are principally in China and to improve the comparability of the Company’s financial results with other publicly traded companies in the industry in China. Prior to October 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. The related financial statements prior to October 1, 2015 have been recast to RMB as if the financial information originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in a reduction of the cumulative foreign currency translation adjustment of RMB(92,590,766) and RMB(59,113,814) for year ended December 31, 2013 and 2014, and an increase of RMB41,710,024 for the year ended December 31, 2015.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4778 on December 31, 2015, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

(u) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, change in fair value of available-for-sale investments and foreign currency translation adjustments.

(v) Loans receivable, net

Loans receivable represent loan amount due from clients. Loans receivable are initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected.

(w) Allowance for loan losses

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary.

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

(x) Accounting Pronouncement Adopted in 2015

FASB ASC 810, Consolidation (“FASB ASC 810”), contains the guidance surrounding the definition of variable interest entities (“VIEs”), the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Group has variable interests in VIEs through its management contracts (see Note 2(b)) and/or investments in certain investment funds.

Once it is determined that the Company holds a variable interest in a VIE, FASB ASC 810 requires that the Group perform a qualitative analysis to determine (i) which entity has the power to direct the activities that most significantly impact the VIE’s financial performance and (ii) if the Group has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE.

In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis”. The guidance amends the current consolidation guidance and ends the deferral granted to investment companies from applying the VIE guidance. The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. The standard is effective for the Group beginning on January 1, 2016, however, early adoption is allowed.

The Group early adopted ASU 2015-02 as of December 31, 2015. In adopting the guidance, the Group re-evaluated the existing consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor bring about new VIEs to be consolidated.

Under ASU 2015-02, the service fees the Group earns, including carried interest earned in the capacity of general partner or fund manager, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

In evaluating whether the investment funds in the legal form of limited partnership the Group managed as general partner are VIEs or not, the Group firstly assessed whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If it’s assessed to be a VIE, the Group further assesses whether there is any interest it has constitutes a variable interest. Before 2015, all limited partnerships the Group managed as general partner have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore are not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed as VIEs not consolidated by the Group due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group started to manage the contractual funds which it manages as fund manager and earns management fee and/or carried interest from second half of 2014. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group sometimes invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds which are believed to be VIEs. The Group performed a qualitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and concluded it’s not the primary beneficiary.

As of December 31, 2015, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Company holds, including equity investments recorded in investment in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables recorded in accounts receivable. The following table summarizes the Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2015 and 2014, respectively.

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Accounts receivable	—	14,007,287	2,162,352
Investments	53,671,693	383,778,327	59,245,165
Maximum exposure to loss in non-consolidated VIEs	53,671,693	397,785,614	61,407,517

The Company has not provided financial support to these nonconsolidated VIEs during the years ended December 31, 2015, 2014, and 2013 and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these nonconsolidated VIEs as of December 31, 2015 and 2014.

(y) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Group does not expect the adoption of the above guidance will have a significant effect on the Group’s consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”. Reporting entities are permitted to use net asset value (“NAV”) as a practical expedient to measure the fair value of certain investments. Under current U.S. GAAP, investments that use the NAV practical expedient to measure fair value are categorized within the fair value hierarchy as level 2 or level 3 investments depending on their redemption attributes, which has led to diversity in practice. This ASU will remove the requirement to categorize within the fair value hierarchy all investments that use the NAV practical expedient for fair value measurement purposes. Furthermore, the ASU will remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015 and interim periods with those fiscal years. The ASU must be applied retrospectively to all prior periods presented. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have impact on the Group’s consolidated balance sheets upon adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06, which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group doesn’t believe the ASU will have significant impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net income attributable to ordinary shareholders—basic	315,927,738	446,552,851	535,824,084	82,716,985
Plus: interest expense for convertible notes	—	—	16,050,359	2,477,748
Net income attributable to ordinary shareholders—diluted	315,927,738	446,552,851	551,874,443	85,194,733
Weighted average number of ordinary shares outstanding—basic	27,480,150	27,873,501	28,085,521	28,085,521
Plus: share options	229,339	178,203	207,354	207,354
Plus: non-vested restricted shares	298,897	176,119	278,027	278,027
Plus: shares outstanding for convertible notes	—	—	1,575,074	1,575,074
Weighted average number of ordinary shares outstanding—diluted	28,008,386	28,227,823	30,145,976	30,145,976
Basic net income per share	11.50	16.02	19.08	2.95
Diluted net income per share	11.28	15.82	18.31	2.83

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2013	2014	2015
Share options	20,000	304,045	343,750
Non-vested restricted shares	2,994	—	—
Total	22,994	304,045	343,750

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments
- Fixed income products	46,134,060	25,240,000	3,896,385
Total held-to-maturity investments	46,134,060	25,240,000	3,896,385
- Available-for-sale investments
- Fixed income products	89,084,685	496,565,847	76,656,557
- Other products	2,411,765	—	—
Total available-for-sale investments	91,496,450	496,565,847	76,656,557
- Other short-term investments	—	38,268,052	5,907,569
Total short-term investments	137,630,510	560,073,899	86,460,511
Long-term investments
- Held-to-maturity investments
- Fixed income products	32,000,000	56,180,000	8,672,698
Total held-to-maturity investments	32,000,000	56,180,000	8,672,698
- Available-for-sale investments	—	10,069,729	1,554,497
- Other long-term investments
- Private equity funds products	15,440,000	78,390,404	12,101,393
- Other investments	13,805,229	107,141,812	16,539,846
Total other long-term investments	29,245,229	185,532,216	28,641,239
Total long-term investments	61,245,229	251,781,945	38,868,434
Total investments	198,875,739	811,855,844	125,328,945

Held-to-maturity investments consist of investments in fixed income products that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB15,444,586, RMB12,496,501 and RMB4,856,760 for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 2013 and 2014, the gross unrecognized holding gain was RMB1,774,551 and RMB1,591,890, respectively. As of December 2015, the gross unrecognized holding loss was RMB2,375,351. Of the long-term held-to-maturity investments, RMB 46,180,000 and RMB10,000,000 will mature in 2017 and 2019, respectively. Held-to-maturity investments include investments in debt securities of certain real estate funds managed by the Group of nil and RMB 46,180,000 as of December 31, 2014 and 2015, respectively.

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. Changes in fair value of the available-for-sale investments, net of tax, for the year ended December 31, 2014 and 2015 was RMB5,164,535 and RMB44,166,013, recorded in the other comprehensive income, of which RMB2,544,184 and RMB43,447,599 was realized and reclassified from other comprehensive income to “investment income” in the consolidated statements of operations during the year. As of December 31, 2014 and 2015, the net unrealized gain, net of tax, remained in other comprehensive income was RMB2,620,351 and RMB718,414, respectively. The amortized cost of the available-for-sale investments as of December 31, 2014 and 2015 was RMB88,876,099 and RMB495,847,433, respectively. There’s no investment with realized or unrealized losses during the periods presented.

Other short-term investments consist of investments in secondary market equity funds of funds that are not publicly traded. The Group accounted for these secondary market equity funds of funds using the cost method of accounting due to the fact that the Group does not have significant influence over the funds and the investment is not more than minor.

Other long-term investments consist of investments in three private equity funds as a limited partner with less than 3% equity interest, equity investment of common shares of three companies with less than 15% interest and equity investments of series B preferred share in PPDAI Group Inc. In 2014, the Company invested RMB14,413,099 in PPDAI Group Inc., by subscribing and purchasing Series B Preferred Shares, representing 2.62% of the investee’s issued share capital. PPDAI Group Inc. is a private entity primarily engaged in the P2P internet lending business. The Group accounted for these private equity funds investments and equity investment in private entity using the cost method of accounting due to the fact that the Group has no significant influence on the investees.

5. Fair Value Measurement

As of December 31, 2014 and December 31, 2015, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	91,496,450	—	91,496,450	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	496,565,847	—	496,565,847	—
Long-term investment
Available-for-sale investments	10,069,729	—	10,069,729	—

Available-for-sale investments consist of investments in trust products, asset management plans, contractual funds and real estate funds that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

The Company does not have assets or liabilities reported at fair value on a non-recurring basis during the periods presented.

The Company also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are practicable to estimate. The Group believes the fair value of its financial instruments: principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, short-term held-to-maturity investments, other short-term investments, loans receivable, short-term bank loan and other payables approximate their recorded values due to the short-term nature of the instruments.

The Group’s long-term investments consist of investment in private equity funds, held-to-maturity long-term fixed income products, and equity investments. As of December 31, 2014 and 2015, information about inputs into the fair value measurements of the Company’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

	As of December 31, 2014		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	15,440,000	21,532,065	—	—	21,532,065
Investment in other investments	13,805,229	13,805,229	—	—	13,805,229
Long-term investment – held-to-maturity:
Investment in fixed income products	32,000,000	33,591,890	—	33,591,890	—

	As of December 31, 2015		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	78,390,404	78,235,701	—	—	78,235,701
Investment in other investments	107,141,812	111,841,541	—	—	111,841,541
Long-term investment – held-to-maturity:
Investment in fixed income products	56,180,000	53,804,649	—	53,804,649	—

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

The fair value of long-term investment in fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

6. Investment in Affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Kunshan Jingzhao	9,866,531	11,068,436	1,708,672
Kunshan Vantone	4,733,539	5,424,558	837,407
Wanjia Win-Win	35,314,370	51,077,862	7,885,063
Wuhu Bona	837,600	885,264	136,661
Beijing Shengyi	—	1,954,914	301,787
Funds that the Company serves as general partner	171,479,738	255,744,809	39,480,196
-Real estate funds and real estate funds of funds	35,353,199	46,924,414	7,243,881
-Private equity funds of funds	136,038,095	208,778,546	32,229,855
-Other fixed income funds of funds	88,444	41,849	6,460
Total investment in affiliates	222,231,778	326,155,843	50,349,786

In May 2011, Tianjin Gopher injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In November 2012, Gopher Asset injected RMB3.8 million into Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd (“Kunshan Vantone”), a newly established joint venture, for 15% of the equity interest. Kunshan Vantone principally engages in private equity fund management businesses. The Group considers it has significant influence over Kunshan Vantone due to the level of its participation on the board of directors.

In February 2013, Gopher Asset injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business.

In July 2013, Gopher Asset injected RMB0.8 million into Wuhu Bona Film Investment Management Co., Ltd. (“Wuhu Bona”), a newly established joint venture, for 15% of the equity interest. Wuhu Bona principally engages in film private equity fund management businesses. The Group considers it has significant influences over Wuhu Bona due to the level of its participation on the board of directors.

In July 2015, Shanghai Noah Rongyao Investment Consulting Co., Ltd. injected RMB2.7 million into Beijing Shengyi Technology and Art Co., Ltd. (“Beijing Shengyi”), a newly established joint venture, for 25% of the equity interest. Beijing Shengyi principally engages in culture and art business.

Gopher Asset and its subsidiaries invested in private equity funds of funds, real estate funds and real estate funds of funds, and other fixed income funds of funds that the Group serves as general partner or fund manager. Gopher Asset held no more than 1.7% equity interests in these real estate funds and no more than 5.0% equity interest in these real estate funds of funds and private equity funds of funds as a general partner.

The Group accounts for these investments using the equity method of accounting due to the fact that the Company can exercise significant influence on these investees in the capacity of general partner or fund manager. The Group recorded income from equity in affiliates of RMB7,290,800, RMB13,583,865 and RMB21,352,767 for the years ended December 31, 2013, 2014 and 2015, respectively.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Leasehold improvements	56,014,594	109,826,051	16,954,221
Furniture, fixtures and equipment	41,923,243	63,763,654	9,843,412
Motor vehicles	7,251,283	23,019,817	3,553,647
Software	26,957,361	39,034,783	6,025,932
	132,146,481	235,644,305	36,377,212
Accumulated depreciation	(50,305,395)	(79,150,194)	(12,218,684)
	81,841,086	156,494,111	24,158,528
Construction in progress	10,313,142	39,981,138	6,172,024
Property and equipment, net	92,154,228	196,475,249	30,330,552

Depreciation expense was RMB15,183,755, RMB22,398,968 and RMB34,417,668 for the years ended December 31, 2013, 2014 and 2015, respectively.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Accrued expenses	90,590,982	82,870,781	12,793,044
Advance from customers	7,816,400	19,587,242	3,023,749
Interest payable for convertible notes	—	7,461,952	1,151,927
Other payables	36,015,699	32,661,326	5,042,042
Payable to individual investors of internet finance business	—	143,234,477	22,111,593
Payable for purchases of property and equipment	9,238,840	13,391,314	2,067,263
Other tax payable	25,473,227	41,698,015	6,437,064
Total	169,135,148	340,905,107	52,626,682

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payable to individual investors of internet finance business consists of interests and principals payable to individual investors who purchased internet financial products distributed by the Company.

9. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries have not generated any assessable income for the years ended December 31, 2013, 2014 and 2015.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Current Tax	100,460,629	173,388,429	136,698,765	21,102,652
Deferred Tax	(378,763)	(22,095,408)	(6,813,018)	(1,051,749)
Total	100,081,866	151,293,021	129,885,747	20,050,903

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2013	2014	2015
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.29%	0.38%	0.00%
Effect of tax-free investment income	(1.35%)	(0.62%)	(2.97%)
Effect of uncertain tax positions	0.25%	0.17%	(1.75%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.60%)	(0.07%)	(0.70%)
Effect of deferred tax asset allowance	(0.78%)	—	2.00%
Effect of tax holidays	—	(0.67%)	(1.28%)
Effect of others	1.10%	0.96%	0.16%
	23.91%	25.15%	20.46%

The aggregate amount and per share effect of the Tax Holiday (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Aggregate	—	4,007,311	8,103,295	1,250,933
Per share effect-basic	—	0.14	0.29	0.04
Per share effect-diluted	—	0.14	0.27	0.04

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	27,356,981	18,992,967	2,932,009
Tax loss carry forward	5,614,710	36,546,645	5,641,829
Unrealized other income	3,159,084	3,734,748	576,546
Others	1,363,185	358,881	55,402
Gross deferred tax assets	37,493,960	59,633,241	9,205,786
Valuation allowance	—	(12,665,420)	(1,955,204)
Net deferred tax assets	37,493,960	46,967,821	7,250,582
Analysis as:
Current	23,456,121	3,104,253	479,214
Non-current	14,037,839	43,863,568	6,771,368
Deferred tax liabilities:
Unrealized investment income	1,603,184	4,264,027	658,252
Total deferred tax liabilities	1,603,184	4,264,027	658,252
Analysis as:
Current	1,603,184	4,264,027	658,252
Non-current	—	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2015, operating loss carry forward amounted to RMB146.2 million for the PRC and Hong Kong income tax purposes. The loss carrying forward will begin to expire in 2017. No valuation allowance was recorded for the years ended December 31, 2014 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized. During the year ended December 31, 2015, the Group recorded an allowance of RMB12,665,420 for deferred tax assets which are not more likely than not to be realized. 73.2% of the deferred tax asset allowance was related to the net operating loss from internet finance business.

In accordance with the New EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group has both the intent and ability to permanently reinvest undistributed profits of approximately RMB1.6 billion earned from its China subsidiaries. Therefore, no withholding income taxes for undistributed profits on such undistributed profits have been accrued as of December 31, 2015. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings were approximately RMB144.3 million.

The Group recorded an increase of nil for uncertain tax positions during the years ended December 31, 2013, 2014 and 2015. The Company classifies interest and/or penalties related to income tax matters in income tax expense. The Group accrued interest of RMB925,803, RMB1,038,963 and nil related to the uncertain tax positions in 2013, 2014 and 2015, respectively. Accrued interest was RMB4,804,123 and RMB29,033 as of December 31, 2014 and 2015, respectively. The uncertain tax positions of RMB11,202,168 was reversed in 2015 due to the lapse of statute of limitations.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. In 2015, the Group reversed RMB11,202,168 uncertain tax positions which expired in 2015 under the PRC Tax Administration and Collection Law.

The movement of the Group’s uncertain tax positions is summarized as follows:

	RMB	US$
Unrecognized tax benefit—December 31, 2012	9,065,219	1,399,429
Gross increases—accrued interest in current period	925,803	142,919
Settlements	—	—
Reverse due to lapse of statute of limitation	—	—
Exchange rate translation	—	—
Unrecognized tax benefit—December 31, 2013	9,991,022	1,542,348
Gross increases—accrued interest in current period	1,038,963	160,388
Settlements	—	—
Reverse due to lapse of statute of limitations	—	—
Exchange rate translation	97,712	15,084
Unrecognized tax benefit—December 31, 2014	11,127,697	1,717,820
Gross increases—accrued interest in current period	—	—
Settlements	—	—
Reverse due to lapse of statute of limitations	(11,202,168)	(1,729,317)
Exchange rate translation	141,719	21,878
Unrecognized tax benefit—December 31, 2015	67,248	10,381

10. Loans Receivable, Net

Loans receivable as of December 31, 2014 and 2015 consist of the following:

	2014	2015	2015
	RMB	RMB	US$
Loans receivable:
-Within credit term	44,180,000	133,444,399	20,600,266
-Past due	—	—	—
Total loans receivable	44,180,000	133,444,399	20,600,266
Allowance for loan losses	(1,166,800)	(1,334,502)	(206,012)
Loans receivable, net	43,013,200	132,109,897	20,394,254

The loan interest rate ranging between 5%-14.4% for the years ended December 31, 2015. All loans are short-term loans and secured by collateral.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2014 and 2015.

	RMB	US$
Loans receivable—December 31, 2013	939,500	145,034
Provisions	1,545,300	238,553
Reversal of allowance provided	(1,318,000)	(203,464)
Charge-offs	—	—
Loans receivable—December 31, 2014	1,166,800	180,123
Provisions	1,225,597	189,200
Reversal of allowance provided	(1,057,895)	(163,311)
Charge-offs	—	—
Loans receivable—December 31, 2015	1,334,502	206,012

11. Convertible notes

On February 3, 2015, the Company issued an aggregate principal amount of US$80 million (RMB518 million as of December 31, 2015) of convertible notes (“Notes”) through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The Notes bear interest at a rate of 3.5% per annum from the issuance date through maturity in February 3, 2020 (the “maturity date”), and is payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The Notes will be convertible, at the holders’ option, into the Company’s ADSs, two of which represent one ordinary share of the Company, at a conversion price of US$23.03 (RMB149.18 as of December 31, 2015) per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes, subject to customary adjustments. The holders will have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018 or on the maturity date, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Debt issuance costs of nil is recorded as a direct deduction from the face amount of convertible notes.

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. As of December 31, 2015, none of the Notes have been converted.

12. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. In 2015, the Company used US$7.0 million to repurchase ADSs. As of December 31, 2015, under the repurchase plan, the Company had repurchased an aggregate of 1,246,073 ordinary shares on the open market for total cash consideration of US$18.7 million. The repurchased shares were presented as “treasury stock” in shareholders’ equity on the Group’s consolidated balance sheets.

13. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Share options	1,265,555	9,043,829	33,912,040	5,235,117
Non-vested restricted shares	30,983,610	23,647,858	33,760,448	5,211,715
Total share-based compensation	32,249,165	32,691,687	67,672,488	10,446,832

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

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was RMB239.97 (US$39.64), RMB172.92 (US$27.87) and RMB294.76 (US$45.50) per share, respectively. There were 153,014, 128,457 and 49,887 options exercised during the years ended December 31, 2013, 2014 and 2015 respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2013	2014	2015
Average risk-free rate of return	1.55%	1.89%	1.73%
Weighted average expected option life	5.6 years	6.0 years	6.1 years
Estimated volatility	80.5%	82.2%	54.1%
Average dividend yield	1.90%	Nil	Nil

The following table summarizes option activity during the year ended December 31, 2015:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding as of January 1, 2015	485,881	169.80	8.4	58,792,954
Granted	362,700	230.61
Exercised	(49,887)	90.08
Forfeited	(35,804)	191.41
Outstanding as of December 31, 2015	762,890	202.91	8.3	133,866,535
Vested and expected to vest as of December 31, 2015	651,661	202.91	8.3	114,348,794
Exercisable as of December 31, 2015	251,877	190.66	7.3	38,534,375

As of December 31, 2015, there was RMB95,332,159 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.95 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2015 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		RMB
Non-vested as of January 1, 2015	260,317	90.92
Granted	153,393	428.26
Vested	(144,606)	172.60
Forfeited	(20,078)	266.27
Non-vested as of December 31, 2015	249,026	237.14

The total fair value of non-vested restricted shares vested in 2013, 2014 and 2015 was RMB17,508,140, RMB22,954,162 and RMB24,959,520, respectively. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date (or date of modification, as applicable). As of December 31, 2015, there was RMB52,858,717 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.48 years.

On August 6, 2014, the Group granted 19,375 restricted shares to independent directors to replace options previously granted and modify the purchase price of the unvested restricted shares from RMB229.76 (US$37.03) per share to zero, but other conditions remaining unchanged. The Company compared the fair value of the modified restricted shares against the original awards as of the modification date and concluded that there is RMB1.9 million (US$0.3 million) incremental compensation cost to be recognized in the next 2 years.

14. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB17,909,266, RMB30,548,243 and RMB34,901,469 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

15. Distribution of Profits

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB97,753,743 and RMB168,697,072 as of December 31, 2014 and 2015, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of RMB667,816,000 and RMB1,136,330,550 as of December 31, 2014 and 2015, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB765,569,743 and RMB1,305,027,622 as of December 31, 2014 and 2015, respectively. The restricted assets of the Company’s VIEs amounted to RMB294,935,491 and RMB438,896,279 as of December 31, 2014 and 2015, respectively.

On February 25, 2013, the Company declared the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend of US$7.7 million was paid on or about April 9, 2013 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 20, 2013.

16. Segment Information

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

During the past three years, the Group has gradually transitioned from a wealth management consulting services provider to an integrated financial group with capabilities in wealth management, asset management and internet finance. In order to better reflect such transition, the Group has adjusted its internal organizational and corporate structures in the fourth quarter of 2014. The segment information has been adjusted accordingly to present the operating results by three reportable segments: wealth management, asset management and internet finance. Prior year comparable information has been updated to reflect the new reportable segments. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Years Ended December 31, 2013
	Wealth Management Business	Assets Management Business	Internet Finance Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	354,830,728	1,293,159	—	356,123,887
Recurring service fees	174,739,550	27,697,918	—	202,437,468
Other service fees	30,313,155	736,778	—	31,049,933
Total third-party revenues	559,883,433	29,727,855	—	589,611,288
One-time commissions	125,548,102	2,660,980	—	128,209,082
Recurring service fees	230,196,201	110,561,436	—	340,757,637
Other service fees	1,172,129	4,870,216	—	6,042,345
Total related party revenues	356,916,432	118,092,632	—	475,009,064
Total revenues	916,799,865	147,820,487	—	1,064,620,352
Less: business taxes and related surcharges	(50,609,500)	(8,034,252)	—	(58,643,752)
Net revenues	866,190,365	139,786,235	—	1,005,976,600
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(204,834,897)	(459,927)	—	(205,294,824)
Performance Fee Compensation	—	—	—	—
Other Compensation	(191,112,438)	(52,330,115)	—	(243,442,553)
Total compensation and benefits	(395,947,335)	(52,790,042)	—	(448,737,377)
Selling expenses	(92,757,997)	(9,440,337)	—	(102,198,334)
General and administrative expenses	(85,194,993)	(24,825,651)	—	(110,020,644)
Other operating expenses	(5,200,569)	(244,816)	—	(5,445,385)
Government subsidies	30,644,119	2,000,001	—	32,644,120
Total operating cost and expenses	(548,456,775)	(85,300,845)	—	(633,757,620)
Income from operations	317,733,590	54,485,390	—	372,218,980

	Years Ended December 31, 2014
	Wealth Management Business	Assets Management Business	Internet Finance Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	423,218,934	—	—	423,218,934
Recurring service fees	243,619,600	76,313,477	—	319,933,077
Performance-based income	7,952,243	16,680,481	—	24,632,724
Other service fees	13,246,685	—	16,732,441	29,979,126
Total third-party revenues	688,037,462	92,993,958	16,732,441	797,763,861
One-time commissions	180,943,785	—	—	180,943,785
Recurring service fees	342,603,359	217,438,078	30,326	560,071,763
Performance-based income	2,444,365	73,897,688		76,342,053
Other service fees	75,050	1,105,055	856,695	2,036,800
Total related party revenues	526,066,559	292,440,821	887,021	819,394,401
Total revenues	1,214,104,021	385,434,779	17,619,462	1,617,158,262
Less: business taxes and related surcharges	(68,598,144)	(19,319,443)	(755,784)	(88,673,371)
Net revenues	1,145,505,877	366,115,336	16,863,678	1,528,484,891
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(319,572,173)	(235,762)	(2,244,639)	(322,052,574)
Performance Fee Compensation	—	(22,034,438)	—	(22,034,438)
Other Compensation	(214,841,520)	(124,968,021)	(53,563,785)	(393,373,326)
Total compensation and benefits	(534,413,693)	(147,238,221)	(55,808,424)	(737,460,338)
Selling expenses	(135,282,336)	(9,756,483)	(2,226,991)	(147,265,810)
General and administrative expenses	(74,673,516)	(60,090,462)	(16,862,300)	(151,626,278)
Other operating expenses	(23,641,595)	(1,674,417)	(4,645,818)	(29,961,830)
Government subsidies	67,303,362	23,601,038	27,062	90,931,462
Total operating cost and expenses	(700,707,778)	(195,158,545)	(79,516,471)	(975,382,794)
Income (loss) from operations	444,798,099	170,956,791	(62,652,793)	553,102,097

	Years Ended December 31, 2015
	Wealth Management Business	Assets Management Business	Internet Finance Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	390,668,384	520,001	—	391,188,385
Recurring service fees	334,983,117	66,309,348	—	401,292,465
Performance-based income	141,773,493	52,165,537	—	193,939,030
Other service fees	69,447,545	512,475	58,330,241	128,290,261
Total third-party revenues	936,872,539	119,507,361	58,330,241	1,114,710,141
One-time commissions	424,354,473	4,333,018	—	428,687,491
Recurring service fees	324,182,643	310,730,732	—	634,913,375
Performance –based income	—	53,825,293	—	53,825,293
Other service fees	393,683	—	166,123	559,806
Total related party revenues	748,930,799	368,889,043	166,123	1,117,985,965
Total revenues	1,685,803,338	488,396,404	58,496,364	2,232,696,106
Less: business taxes and related surcharges	(88,285,200)	(23,408,513)	(1,074,552)	(112,768,265)
Net revenues	1,597,518,138	464,987,891	57,421,812	2,119,927,841
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(507,400,087)	(8,044,612)	(9,185,024)	(524,629,723)
Performance Fee Compensation	—	(24,786,763)	—	(24,786,763)
Other Compensation	(348,504,061)	(150,661,189)	(115,910,643)	(615,075,893)
Total compensation and benefits	(855,904,148)	(183,492,564)	(125,095,667)	(1,164,492,379)
Selling expenses	(219,286,283)	(17,278,343)	(27,250,783)	(263,815,409)
General and administrative expenses	(78,850,681)	(53,554,038)	(38,524,794)	(170,929,513)
Other operating expenses	(53,374,913)	(19,411,331)	(21,838,060)	(94,624,304)
Government subsidies	75,960,496	56,304,348	444,868	132,709,712
Total operating cost and expenses	(1,131,455,529)	(217,431,928)	(212,264,436)	(1,561,151,893)
Income (loss) from operations	466,062,609	247,555,963	(154,842,624)	558,775,948

Substantially all of the Group’s revenues are derived from, and its assets are located in the PRC and Hong Kong.

17. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group

Beijing Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group

Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Croup

Beijing Sequoia Mingde Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Croup

Kunshan Jingzhao Equity Investment Management Co., Ltd.	Investee of Tianjin Gopher Asset Management Co., Ltd.

Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd	Investee of Gopher Asset Management Co., Ltd.

Wanjia Win-Win Assets Management Co., Ltd.	Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona Film Investment Management Co., Ltd.	Investee of Gopher Asset Management Co., Ltd.

Beijing Shengyi Technology and Art Co., Ltd.	Investee of Shanghai Noah Rongyao Investment Consulting Co., Ltd.

Tianjin Gopher Xin Equity Investment Partnership (Limited Partnership) and 9 other investee funds	Investees of Tianjin Gopher Asset Management Co., Ltd.

Tianjin Gopher JinYong Equity Investment Partnership (Limited Partnership) and 2 other investee funds	Investees of Tianjin Gopher Asset Management Co., Ltd.

Chongqing Gopher Longmao Investment Center (Limited Partnership) and 3 other investee funds	Investees of Chongqing Gopher Longxin Equity Investment Management Co., Ltd, a subsidiary of the VIE of the Company

Wuhu Gopher Lanrui Investment Center (Limited Partnership) and 9 other investee funds	Investees of Shanghai Gopher Languang Investment Management Co., Ltd, a subsidiary of the VIE of the Company

Shanghai Gopher Weiqin Equity Investment Center (Limited Partnership) and 17 other investee funds	Investees of Shanghai Gopher Asset Management Co., Ltd.

Shanghai Gopher Hongyang Investment Center (Limited Partnership) and 20 other investee funds	Investees of Gopher Asset Management Co., Ltd.

Shanghai Gopher Honglun Investment Center (Limited Partnership) and 5 other investee funds	Investees of Gopher Asset Management Co., Ltd.

Kunshan Gopher Hongkun Equity Investment Center (Limited Partnership) and 27 other investee funds	Investees of Gopher Asset Management Co., Ltd.

Wuhu Gopher Hongjin Investment Center (Limited Partnership) and 11 other investee funds	Investees of Wuhu Gopher Asset Management Co., Ltd.

Wuhu Gopher Zhengqian Equity Investment Center (Limited Partnership) and 9 other investee funds	Investees of Wuhu Gopher Asset Management Co., Ltd.

Kunshan Jingzhaojiuguang Investment Center (Limited Partnership) and 6 other investee funds	Investees of Kunshan Jingzhao Equity Investment Management Co., Ltd., an affiliate of the Company

Hangzhou Wanlu Equity Investment Partnership (Limited Partnership) and 2 other investee funds	Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company

Wuhu Gopher Zhengrui Investment Center (Limited Partnership)	Investees of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd, a subsidiary of the VIE of the Company

Shanghai Gopher Shangken Investment Center (Limited Partnership)	Investees of Shanghai Gopher Asset Management Co., Ltd.

Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	Investees of Shanghai Gopher Weiqin Equity Investment Center (Limited Partnership), fund invested and managed by Shanghai Gopher Asset Management Co., Ltd.

Gopher Nuobao TOP 30 Hedge fund NO.1 and the other fund	Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a subsidiary of the VIE of the Company

Gopher Fund I and 5 other investee funds	Fund managed by Gopher Capital GP Ltd., a subsidiary

Gopher RE Credit Fund SP	Fund managed by Gopher Capital GP Ltd., a subsidiary

Gopher investment Fund SPC	Fund managed by Gopher Capital GP Ltd., a subsidiary

Gopher Investment Fund II SPC	Fund managed by Noah Holdings (HongKong) Limited., a subsidiary

Shanghai Yafu Investment Consulting Co., Ltd.	An investment vehicle of Noah’s employees

Shanghai Noah Charity Funds	Charity fund established by Shanghai Noah Rongyao Investment Consulting Co., Ltd.

During the years ended December 31, 2014 and 2015, related party transactions were as follows:

	Years Ended December 31
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Shanghai Gopher Asset Management Co., Ltd.	—	57,167,835	1,601,930	247,295
Investee funds of Gopher Asset Management Co., Ltd.	13,299,341	31,431,057	87,103,829	13,446,514
Investee funds of Gopher Capital GP Ltd., a subsidiary	123,057	21,610,352	163,062,723	25,172,548
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	—	16,899,267	90,178,715	13,921,195
Wanjia Win-Win Assets Management Co., Ltd.	2,663,789	13,728,697	126,706	19,560
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	34,269,034	13,383,558	20,569,000	3,175,306
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of the VIE of the Company	21,463,427	6,828,836	65,958,819	10,182,287
Investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., a subsidiary of the VIE of the Company	—	3,594,621	—	—
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	806,868	3,169,064	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	787,189	2,971,000	—	—
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company	31,237,016	2,637,579	—	—
Shareholder transactions	134,757	2,639,607	85,769	13,240
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	196,796	2,487,443	—	—
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	4,414,171	1,531,599	—	—
Gopher RE Credit Fund SP	—	764,235	—	—
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	2,212,551	99,035	—	—
Wuhu Bona Film Investment Management Co., Ltd.	6,381,384	—	—	—
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of the VIE of the Company	4,965,828	—	—	—
Gopher investment Fund SPC	4,682,011	—	—	—
Financial products invested by the Group and affiliates	571,863	—	—	—
Total one-time commissions	128,209,082	180,943,785	428,687,491	66,177,945
Recurring services fee
Investee funds of Gopher Asset Management Co., Ltd.	72,604,418	97,310,324	109,191,795	16,856,308
Wanjia Win-Win Assets Management Co., Ltd.	30,986,074	94,493,711	44,791,972	6,914,689
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	65,475,519	79,651,065	51,807,324	7,997,673
Investee funds of Shanghai Gopher Asset Management Co., Ltd.	—	71,238,249	17,368,889	2,681,295
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	51,474,946	52,667,224	47,850,038	7,386,773
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company	19,345,143	37,336,074	3,774,933	582,749
Investee funds of Gopher Capital GP Ltd., a subsidiary	208,739	31,373,962	116,225,782	17,942,169
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	23,800,023	25,155,045	25,043,197	3,866,003
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of the VIE of the Company	29,991,962	20,343,486	148,421,108	22,912,270
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	16,833,840	15,728,463	7,824,920	1,207,959
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of the VIE of the Company	17,760,082	10,327,189	2,682,159	414,054
Wuhu Bona Film Investment Management Co., Ltd.	2,032,921	7,040,886	8,842,927	1,365,113
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	—	5,587,347	—	—
Beijing Sequoia Heyuan Capital Investment Fund (Limited Partnership)	—	5,238,138	—	—
Investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., a subsidiary of the VIE of the Company	—	4,920,036	4,498,656	694,473
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	—	1,136,429	38,343,622	5,919,235
Shareholder transactions	—	366,544	4,826,147	745,029
Investee funds of Noah Holdings (Hong Kong) Limited	—	155,662	—	—
Financial products invested by the Group and affiliates	7,000,585	1,929	2,986,134	460,980
Gopher investment Fund SPC	3,243,385	—	—	—
Investee funds of Kunming Gopher Asset Management Co., Ltd., a subsidiary of the VIE of the Company	—	—	433,772	66,963
Total recurring services fee	340,757,637	560,071,763	634,913,375	98,013,735
Performance-based income
Financial products invested by the Group and affiliates	—	—	1,066	165
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	—	57,659	23,084,622	3,563,651
Investee funds of Gopher Capital GP Ltd., a subsidiary	—	—	—	—
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of the VIE of the Company	—	—	10,700,504	1,651,873
Investee funds of Gopher Asset Management Co., Ltd.	—	65,100,808	—	—
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of the VIE of the Company	—	7,044,583	5,690,366	878,441
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	—	—	14,348,735	2,215,063
Shareholder transactions	—	—	—	—
Wanjia Win-Win Assets Management Co., Ltd.	—	4,139,003	—	—
Total performance-based income	—	76,342,053	53,825,293	8,309,193
Other service fee
Investee funds of Gopher Asset Management Co., Ltd.	—	961,173	—	—
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of the VIE of the Company	3,462,323	89,443	—	—
Wanjia Win-Win Assets Management Co., Ltd.	507,362	573,540	—	—
Investee funds of Shanghai Gopher Asset Management Co., Ltd.	—	303,005	—	—
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	—	12,678	—	—
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company	—	63,679	—	—
Shareholder transactions	—	15,825	530,547	81,902
Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	—	9,367	—	—
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	—	8,090	—	—
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	2,072,660	—	—	—
Financial products invested by the Group and affiliates	—	—	24,049	3,713
Investee funds of Gopher Capital GP Ltd., a subsidiary	—	—	5,210	804
Total other service fee	6,042,345	2,036,800	559,806	86,419
Total	475,009,064	819,394,401	1,117,985,965	172,587,292

As of December 31, 2014 and 2015, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Wanjia Win-Win Assets Management Co., Ltd.	51,686,918	30,687,837	4,737,386
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	23,154,736	18,428,721	2,844,904
Investee funds of Gopher Capital GP Ltd., a subsidiary	21,936,258	50,617,764	7,814,036
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	20,253,899	20,322,711	3,137,286
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of the VIE of the Company	13,926,473	33,423,362	5,159,678
Investee funds of Gopher Asset Management Co., Ltd.	9,270,051	61,364,006	9,472,970
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company	6,541,938	935,529	144,421
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	1,084,967	9,629,670	1,486,565
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of the VIE of the Company	6,558	76,647	11,832
Investee funds of Shanghai Nuobang Asset Management Co., Ltd., a subsidiary of the VIE of the Company	1,737	—	—
Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	45,009,248	—	—
Investee funds of Tianjin Asset Investment Management Co., Ltd.	608	—	—
Investee funds of Wuhu Gopher Yintai Investment Management Co., Ltd., a subsidiary of the VIE of the Company	—	22,657	3,498
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	—	1,473,097	227,407
Investee funds of Kunming Gopher Asset Management Co., Ltd., a subsidiary of the VIE of the Company	—	50,202	7,750
Investee funds of Shanghai Gopher Asset Management Co., Ltd.	—	209,830	32,392
Wuhu Bona Film Investment Management Co., Ltd.	—	1,180,268	182,202
Shareholder transactions	—	9,813,967	1,515,015
Total	192,873,391	238,236,268	36,777,342

As of December 31, 2014 and 2015, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2014	2015	2015
	RMB	RMB	US$
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a subsidiary of the VIE of the Company	32,386,037	10,911,322	1,684,418
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	17,982,070	28,000	4,323
Wanjia Win-Win Assets Management Co., Ltd.	16,378,817	69,956	10,799
Investee funds of Gopher Asset Management Co., Ltd.	4,190,818	12,871,000	1,986,940
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a subsidiary of the VIE of the Company	3,492,159	140,676	21,717
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	4,016,706	7,338	1,133
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	2,392,147	5,247,490	810,073
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a subsidiary of the VIE of the Company	2,108,805	36,472	5,630
Investee funds of Gopher Capital GP Ltd., a subsidiary	844,235	2,669,774	412,142
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	—	—	—
Investee funds of Shanghai Gopher Asset Management Co., Ltd.	—	28,000	4,322
Total	83,791,794	32,010,028	4,941,497

Shanghai Yafu Investment Consulting Co., Ltd., (“Shanghai Yafu”) an investment vehicle of Noah’s employees, acquired 10% of equity interests in four subsidiaries of the Group upon formation of the entities in 2014. The subsidiaries invested and the respective purchase price is listed as below. In 2015, the capital injection of Beijing Sequoia Mingde Capital Investment Fund (Limited Partnership), an affiliate of Sequoia Capital China, into Shanghai Noah Yijie Finance Technology Co., Ltd. diluted the shares from 10.00% to 8.55%.

Company Name	RMB	US$
Noah Ark (Shanghai) Financial Service Co., Ltd.	5,000,000	805,854
Shanghai Noah Yijie Finance Technology Co., Ltd.	3,000,000	483,512
Shanghai Noah Jintong Data Services Co., Ltd.	3,000,000	483,512
Enoch Education Training (Shanghai) Co., Ltd.	1,000,000	161,171
Total	12,000,000	1,934,049

In July 2015, Beijing Sequoia Mingde Capital Investment Fund (Limited Partnership), an affiliate of Sequoia Capital China, acquired 9.8% of equity interests in Shanghai Noah Yijie Finance Technology Co., Ltd., at purchase price of RMB31.6 million.

During the year ended December 31, 2014 and 2015, donation made to Shanghai Noah Charity Fund were RMB14.8million and RMB3.5 million, respectively.

18. Commitments

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2015 were as follows:

Years Ended December 31	RMB	US$
2016	65,743,756	10,149,087
2017	51,573,418	7,961,564
2018	40,280,681	6,218,266
2019	28,462,131	4,393,796
2020 and after	100,185,181	15,465,926
Total	286,245,167	44,188,639

Rental expenses were RMB43,328,412, RMB46,852,399 and RMB75,964,160 for the years ended December 31, 2013, 2014 and 2015, respectively.

19. Subsequent events

On January 28, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure (the “Dual-class Share Structure”), pursuant to which the Company’s authorized share capital shall be re-organized and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to four (4) votes on all matters subject to vote at general meetings of the Company, as well as the proposal to amend and restate the Company’s memorandum and articles of association to reflect the adoption of the Dual-class Share Structure and other related matters. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. All of the issued and outstanding Class B Ordinary Shares shall automatically convert into Class A Ordinary Shares, at a ratio of one (1) Class A Ordinary Share for each Class B Ordinary Share, in the event that the total number of issued and outstanding Class B Ordinary Shares beneficially owned by the Management Shareholders is less than 5% of the total number of issued and outstanding Shares. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions. Ms. Jingbo Wang, Noah’s Founder, Chairman and CEO, and Mr. Zhe Yin, Noah’s Co-founder, Executive Director and CEO of Gopher Asset Management, will receive Class B ordinary shares and all other shareholders will receive Class A ordinary shares.

In March 2016, Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd, through which distribution of mutual funds products are conducted, previously as a subsidiary of Noah Investment, the PRC variable interest entity, was restructured to be under Shanghai Noah Financial Services Co., Ltd (“Noah Financial Services”), through equity transfer. Noah Financial Services is a subsidiary of Shanghai Noah Rongyao Investment Consulting Co., Ltd., an enterprise directly wholly owned by Noah Holdings Limited.

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2015, was more than 25% of the Company’s consolidated net assets as of December 31, 2015.

a) Condensed balance sheets

	As of December 31
	2014	2015	2015
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	179,137,927	321,418,159	49,618,414
Due from subsidiaries and VIEs	224,734,683	543,918,770	83,966,589
Deferred tax assets	487,520	755,246	116,590
Other current assets	25,709,740	31,146,365	4,808,170
Total current assets	430,069,870	897,238,540	138,509,763
Investment in subsidiaries and VIEs	1,438,101,000	2,091,409,293	322,857,959
Non-current deferred tax assets	2,671,564	2,979,502	459,956
Other non-current assets	310,230	647,780	100,000
TOTAL ASSETS	1,871,152,664	2,992,275,115	461,927,678
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other current liabilities	7,358,165	15,300,517	2,361,993
Total current liabilities	7,358,165	15,300,517	2,361,993
Uncertain tax position liabilities	4,804,123	—	—
Convertible notes	—	518,224,000	80,000,000
Other non-current liabilities	8,043,321	9,864,869	1,522,873
Total liabilities	20,205,609	543,389,386	83,884,866
Shareholders’ equity
Ordinary shares (US$0.0005 par value): 94,100,000 shares authorized, 29,123,118 shares issued and 28,055,302 shares outstanding as of December 31, 2014 and 29,317,611 shares issued and 28,071,538 shares outstanding as of December 31, 2015	97,530	98,133	15,149
Treasury stock (1,067,816 ordinary shares as of December 31, 2014 and 1,246,073 ordinary shares as of December 31, 2015)	(73,250,528)	(117,836,564)	(18,190,831)
Additional paid-in capital	889,416,631	990,515,956	152,909,314
Retained earnings	1,062,041,219	1,597,865,303	246,667,897
Accumulated other comprehensive income	(27,357,797)	(21,757,099)	(3,358,717)
Total shareholders’ equity	1,850,947,055	2,448,885,729	378,042,812
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,871,152,664	2,992,275,115	461,927,678

b) Condensed statement of operations

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net revenues
Operating cost and expenses
Compensation and benefits	—	10,125,102	10,979,206	1,694,897
Selling expenses	149,267	167,690	373,752	57,697
General and administrative expenses	5,014,178	9,671,790	10,549,109	1,628,503
Total operating cost and expenses	5,163,445	19,964,582	21,902,067	3,381,097
Loss from operations	(5,163,445)	(19,964,582)	(21,902,067)	(3,381,097)
Other income (expenses):
Interest income	2,164,350	5,547,639	8,336,138	1,286,878
Interest expense	—	—	(16,050,359)	(2,477,748)
Investment income	657,895	—	25,506,549	3,937,533
Other income (expenses)	5,010,306	(451,217)	112,762	17,407
Total other income	7,832,551	5,096,422	17,905,090	2,764,070
Gain (loss) before taxes and income from equity in subsidiaries and VIEs	2,669,106	(14,868,160)	(3,996,977)	(617,027)
Income tax expenses	(1,430,466)	(1,268,040)	3,524,413	544,076
Equity in profit of subsidiaries and VIEs	314,689,098	462,689,051	536,296,648	82,789,936
Net income attributable to Noah shareholders	315,927,738	446,552,851	535,824,084	82,716,985

c) Condensed statement of comprehensive income

	Years Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Net income	315,927,738	446,552,851	535,824,084	82,716,985
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	(8,160,394)	6,427,932	4,882,284	753,695
Fair value fluctuation of available-for-sale investment		2,620,351	718,414	110,904
Other comprehensive income	(8,160,394)	9,048,283	5,600,698	864,599
Comprehensive income attributable to Noah Holdings Ltd. shareholders	307,767,344	455,601,134	541,424,782	83,581,584

d) Condensed statements of cash flows

	Years ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Noah shareholders	315,927,738	446,552,851	535,824,084	82,716,985
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	10,125,102	10,979,206	1,694,897
Gain from equity in subsidiaries and VIE	(314,689,098)	(462,689,051)	(536,296,648)	(82,789,936)
Changes in operating assets and liabilities:
Amount due from subsidiaries and VIEs	6,179,613	13,853,941	(319,184,087)	(49,273,532)
Other current assets	(1,874,673)	(21,489,980)	(5,774,175)	(891,379)
Deferred tax assets	(243,074)	(339,900)	(575,664)	(88,867)
Uncertain tax position liabilities	1,022,627	1,016,786	(4,804,123)	(741,629)
Other current liabilities	2,345,726	3,066,233	7,942,352	1,226,087
Other non-current liabilities	586,858	82,534	1,821,548	281,199
Net cash provided by (used in) operating activities	9,255,717	(9,821,484)	(310,067,507)	(47,866,175)
Cash flows from investing activities:
Proceeds from sale of available-for-sale investments	29,965,718	—	—	—
Purchases of available-for-sale	(29,965,718)	—	—	—
Investment in subsidiaries and VIEs	—	(79,958,941)	(7,851,539)	(1,212,069)
Increase in investment in affiliates	—	—	(22,672,300)	(3,500,000)
Net cash used in investing activities	—	(79,958,941)	(30,523,839)	(4,712,069)
Cash flows from financing activities:
Dividends paid	(47,596,568)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	6,843,114	4,062,622	4,351,330	671,730
Share repurchase	(19,573,849)	—	(44,586,036)	(6,882,898)
Proceeds from convertible notes	—	—	518,224,000	80,000,000
Net cash (used in) provided by financing activities	(60,327,303)	4,062,622	477,989,294	73,788,832
Effect of exchange rate changes	(8,160,394)	6,427,932	4,882,284	753,695
Net (decrease) increase in cash and cash equivalents	(59,231,980)	(79,289,871)	142,280,232	21,964,283
Cash and cash equivalents—beginning of year	317,659,778	258,427,798	179,137,927	27,654,131
Cash and cash equivalents—end of year	258,427,798	179,137,927	321,418,159	49,618,414

e) Notes to condensed financial statements

1.	The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

2.	As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.