Form 20-F
period 2016-12-31
Noah Holdings Ltd
filed 2017-04-21
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

Shang Yan Chuang, Chief Financial Officer

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

Phone: (86) 21 8035 9221

Facsimile: (86) 21 8035 9641

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 29,518,533 ordinary shares issued, with 28,231,328 ordinary shares outstanding and 1,287,205 shares in treasury stock, par value US$0.0005 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).     ☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active clients” for a given period refers to registered clients who obtain wealth management products or services distributed or provided by us during that given period, excluding internet financial services clients;

•	“ADSs” refer to our American depositary shares, two of which represent one Class A ordinary share;

•	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we manage without adjustment for any gain or loss from investment, for which we are entitled to receive fees, performance-based income or general partner capital, except for secondary market equity funds of funds. For secondary market equity funds of funds, the “assets under management” or “AUM” refers to the fair value of the investments we manage, for which we are entitled to receive fees and performance-based income;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;

•	“fixed income products” refer to products that are distributed or managed by us with prospective fixed rates of return, which return is not guaranteed under PRC laws;

•	“mutual fund” means a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within the territory of the PRC, are managed by fund managers and placed in the custody of fund custodians, and invest in securities portfolios for the holders of fund shares;

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

•	“wealth management products” refer to products we distribute, such as fixed income products, private equity funds, secondary market funds of funds, mutual funds and insurance products;

•	“registered clients” refer to clients that have registered or entered into cooperation agreements with us, excluding internet financial services clients;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“transaction value” refers to the value of wealth management products we distribute to our active clients during a given period.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.943 to US$1.00, the effective noon buying rate for December  31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management, asset management and internet financial services industries in China and internationally;

•	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

•	our expectations regarding keeping and strengthening our relationships with key clients;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain quality employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in the wealth management, asset management and internet financial service industries in China and internationally;

•	general economic and business conditions in China and internationally;

•	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Our selected consolidated financial data presented below for the years ended December 31, 2014, 2015 and 2016 and our balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the U.S., or GAAP. Our selected consolidated financial data presented below for the years ended December 31, 2012 and 2013 and our balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited financial statements not included in this annual report.

During the past few years, we have gradually transitioned from a consulting services provider focusing on wealth management to a comprehensive integrated financial services group with capabilities in wealth management, asset management and internet financial services. Prior to 2013, we derived our revenues primarily from our wealth management business. In 2013, our asset management business began contributing a significant portion of our revenues, and we derived our revenues primarily from our wealth management and asset management businesses. In the second quarter of 2014, we launched our internet financial service business. In order to better reflect our current business operations and corporate strategy, starting from the fourth quarter of 2014, we separately present breakdowns of our financial information into three business segments: wealth management, asset management and internet financial services, in addition to our consolidated financial information. Financial results for each segment in prior years are also presented accordingly, in order to allow for better comparison with the 2015 and 2016 breakdowns. See “Item 5. Operating and Financial Review and Prospects.”

Starting from the fourth quarter of 2015, we changed our reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”). Comparable data of prior periods have also been adjusted accordingly.

	Year Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$
Revenues
Total Revenues	578,899,671	1,064,620,352	1,617,158,262	2,232,696,106	2,561,636,069	368,952,334

Less: business taxes and related surcharges	(31,972,401)	(58,643,752)	(88,673,371)	(112,768,265)	(48,063,299)	(6,922,555)

Net Revenues	546,927,270	1,005,976,600	1,528,484,891	2,119,927,841	2,513,572,770	362,029,779

Operating cost and expenses:
Compensation and benefits	(267,326,477)	(448,737,377)	(737,460,338)	(1,164,492,379)	(1,300,403,960)	(187,297,128)
Selling expenses	(84,847,017)	(102,198,334)	(147,265,810)	(263,815,409)	(322,667,518)	(46,473,789)
General and administrative expenses	(56,154,930)	(110,020,644)	(151,626,278)	(170,929,513)	(234,488,066)	(33,773,306)
Other operating expenses	(2,648,489)	(5,445,385)	(29,961,830)	(94,624,304)	(151,087,419)	(21,761,115)
Government subsidies	27,095,620	32,644,120	90,931,462	132,709,712	162,364,268	23,385,319

Total operating cost and expenses	(383,881,293)	(633,757,620)	(975,382,794)	(1,561,151,893)	(1,846,282,695)	(265,920,019)

Income from operations:	163,045,977	372,218,980	553,102,097	558,775,948	667,290,075	96,109,760

Other income (expenses):
Interest expenses	—	—	—	(16,050,359)	(19,288,813)	(2,778,167)
Interest income	15,466,990	20,272,408	38,901,980	39,698,790	39,537,775	5,694,624
Investment income	19,208,779	24,141,820	23,552,297	51,954,918	48,537,737	6,990,888
Foreign exchange gain (loss)	(1,140,948)	1,892,383	706,881	(1,211,502)	(2,002,633)	(76,190)
Other income (expense), net	698,299	14,723	(14,668,188)	1,666,532	(528,988)	(288,439)
Total other income	34,233,120	46,321,334	48,492,970	76,058,379	66,255,078	9,542,716
Income before taxes and income from equity in affiliates	197,279,097	418,540,314	601,595,067	634,834,327	733,545,153	105,652,476
Income tax expense	(56,649,014)	(100,081,866)	(151,293,021)	(129,885,747)	(157,996,588)	(22,756,242)
Income from equity in affiliates	3,894,684	7,290,800	13,583,865	21,352,767	22,342,896	3,218,046

Net income	144,524,767	325,749,248	463,885,911	526,301,347	597,891,461	86,114,280
Less: net income (loss) attributable to non-controlling interests	521,797	9,821,510	17,333,060	(9,522,737)	(40,601,294)	(5,847,803)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary					(5,335,678)	(768,498)

Net income attributable to ordinary shareholders of Noah Holdings Limited	144,002,970	315,927,738	446,552,851	535,824,084	643,828,433	92,730,581

Net income per share
Basic	5.17	11.50	16.02	19.08	22.87	3.29
Diluted	5.11	11.28	15.82	18.31	22.08	3.18
Net income per ADS(1)
Basic	2.59	5.75	8.01	9.54	11.44	1.65
Diluted	2.56	5.64	7.91	9.15	11.04	1.59
Weighted average number of shares used in computation:
Basic	27,751,335	27,480,150	27,873,501	28,085,521	28,150,139	28,150,139
Diluted	28,073,731	28,008,386	28,227,823	30,145,976	30,036,763	30,036,763
Dividends declared per share	1.74	—	—	—	—	—

Note:

(1)	Two ADSs represent one Class A ordinary share.

	Year Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$
Consolidated Balance Sheet Data
Cash and cash equivalents	744,877,933	1,187,211,176	1,750,204,915	2,132,923,674	2,982,509,565	429,570,728
Total assets	1,279,472,322	1,835,812,712	2,674,803,438	4,096,994,415	5,956,489,700	857,912,963
Total current liabilities	164,005,626	380,251,113	692,754,366	966,830,381	1,575,711,768	226,949,700
Total liabilities	186,053,482	412,013,025	734,931,625	1,562,997,866	2,234,553,961	321,842,714
Redeemable non-controlling interest of a subsidiary	—	—	—	—	330,664,322	47,625,568
Total equity	1,093,418,840	1,423,799,687	1,939,871,813	2,533,996,549	3,391,271,417	488,444,681

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation. A reconciliation of adjusted net income attributable to Noah shareholders to net income attributable to Noah shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensation related to share options and restricted shares issued by us.

The non-GAAP financial measure disclosed by us should not be considered a substitute for financial measures prepared in accordance with GAAP. The financial results reported in accordance with GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by us may be prepared differently from and, therefore, may not be comparable to, similarly titled measures used by other companies.

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting an adjustment to exclude the impact of share-based compensation. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to GAAP, we recognized significant amounts of expenses for all forms of share-based compensation. To make our financial results comparable period by period, we utilize non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results (unaudited)

	Year Ended December 31,
	2012 RMB	2013 RMB	2014 RMB	2015 RMB	2016 RMB	2016 US$
Net income attributable to Noah shareholders	144,002,970	315,927,738	446,552,851	535,824,084	643,828,433	92,730,581
Adjustment for share-based compensation related to:
Share options	9,066,726	1,265,555	9,043,829	33,912,040	39,008,208	5,618,351
Restricted shares	16,158,514	30,983,610	23,647,858	33,760,448	40,163,109	5,784,691

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	169,228,210	348,176,903	479,244,538	603,496,572	722,999,750	104,133,623

Note:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Exchange Rate Information

We have prepared our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2016 at US$1.00: RMB6.943, which was the certified exchange rate in effect as of December 31, 2016. The certified exchange rate on April 7, 2017 was US$1.00: RMB6.8978. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Noon Buying Rate
Period	Period- End	Average (1)	Low	High
2012	6.2301	6.3086	6.2221	6.3879
2013	6.0537	6.1475	6.0537	6.2438
2014	6.2046	6.1612	6.0402	6.2591
2015	6.4778	6.2823	6.1870	6.4896
2016	6.9430	6.6413	6.4480	6.9580
October	6.7735	6.7252	6.6685	6.7819
November	6.8837	6.8412	6.7534	6.9195
December	6.9430	6.9219	6.8771	6.9580
2017
January	6.8768	6.8934	6.8360	6.9575
February	6.8665	6.8688	6.8517	6.8821
March	6.8832	6.8943	6.8687	6.9132
April (through April 7, 2017)	6.8978	6.8883	6.8832	6.8978

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to the Business

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 and have experienced a period of growth in recent years. Our net revenues grew at a compound annual growth rate, or CAGR, of 46.4% from 2012 to 2016. We anticipate continuing growth in the foreseeable future. However, we cannot assure you that we will grow at our historical rate of growth. Our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we may need to establish additional branch offices, including in new cities and regions where we have no previous presence, recruit, train, manage and motivate relationship managers, experienced investment professionals and other employees and manage our relationships with an increasing number of registered clients. Moreover, as we introduce new products and services or enter into new markets, we may face unfamiliar market, technological and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our operating history may not provide an adequate basis to judge our future prospects and results of operations.

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with the introduction of asset management services in May 2010 and internet financial services through our online platform for mass affluent clients as well as transaction data processing and related services in June 2014. We seek to develop new wealth management products to distribute and asset management and internet financial services to provide to our clients, but it is difficult to predict whether our new products and services will be well-received by our clients. Although we recorded net income in prior years, we cannot assure you that our results of operations will not be adversely affected in any future period. We have limited operating history and as a result limited experience in delivering services, which makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

The wealth management products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of wealth management products, including fixed income products, private equity funds, secondary market equity funds of funds, mutual funds and insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. For example, in June 2014, Wanjia Win-Win Assets Management Co. Ltd, or Wanjia Win-Win, a joint venture in which our consolidated affiliated entity, Gopher Asset Management Co., Ltd., or Gopher Asset Management, holds a 35% equity interest, established asset management plans and joined Shenzhen Jingtai Investment Fund I Limited Liability Partnership, or Jingtai Fund I, as limited partner representing asset management plans. A third party, Shenzhen Jingtai Fund Management Co., Ltd., or Jingtai Management, serves as the general partner of Jingtai Fund I. Our subsidiary, Noble Equity Investment Fund (Shanghai) Management Co. Ltd, or Noble, was the investment advisor for the asset management plans. Shortly after the establishment of the plans and investment of the funds thereof to Jingtai Fund I, Wanjia Win-Win and Noble discovered that Jingtai Management had violated the terms and agreed investment strategy outlined in the Limited Partnership Agreement of Jingtai Fund I by using funds Wanjia Win-Win invested in Jingtai Fund I for other investment projects. Wanjia Win-Win and Noble immediately reported Jingtai Management’s fraudulent actions to the relevant local public security bureau and the local branch of CSRC. While a criminal judgment of this case has been rendered and the criminally liable parties have been convicted, the civil litigation is still in the trial phase and a final civil judgment has not yet been rendered. Although we do not currently expect this incident to have any material adverse effect on our business operations or financial results, incidents like this could adversely affect our reputation and subject us to administrative or legal proceedings which, even if without merit, could be distracting to our management, may affect our reputation and may expose us to potential risks and losses. See “—Our business is subject to risks related to lawsuits and other claims brought by our clients.”

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. Not only must we be involved in the design and development of products and services, we must also accurately describe the products and services to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure of all of our clients in all market environments or against all types of risks. For example, under current PRC tax laws, the fund manager is not obligated to withhold individual taxes for investors in contract-based private funds. However, if new rules require such an obligation, it may discourage these investors from investing in contract-based private funds and therefore affect our business.

Poor performance of the funds we manage and products and services we distribute, manage or offer could also make it more difficult for us to raise new capital. If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, and our clients suffer financial loss or other damages resulting from their purchase of the wealth management products we distribute or the asset management and internet financial services that we provide, our reputation, client relationships, business and prospects will be materially and adversely affected. In addition, the historical returns of our funds may not be indicative of the future results of our funds due to the change in market conditions and our accessibility to investment oppportunities. Also see “—If we breach our fiduciary duty as the general partner of the funds or the funds we manage perform poorly, our results of operations will be adversely impacted” and “—Our business is subject to risks related to lawsuits and other claims brought by our clients.”

Certain of our wealth management products we distribute and the asset management and internet financial services we provide have real estate or real estate-related businesses as underlying assets. These products and services are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes to the real estate industry, in China.

Certain of the wealth management products that we distribute and the asset management and internet financial services that we provide have real estate or real estate-related business in China as their underlying assets. In 2014, 2015 and 2016, the total value of wealth management products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 51.0%, 31.6% and 29.4% of the total value of all the products we distributed, respectively. The net revenues, including one-time commissions, recurring service fees and other services fees, that we generated from distributing wealth management products and providing asset management and internet financial services with real estate or real estate-related businesses as the underlying assets accounted for 64.4%, 36.7% and 19.2% of our total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

Such products are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control.

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

Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. In early 2013, the PRC central government adopted several rules to further strengthen its control over the real estate market, improve the local government’s ability to stabilize housing prices, curb speculative housing investment, increase the supply of land for low income housing, accelerate the planning and construction of low income housing and strengthen market supervision. In late 2014, the PRC central government adopted new rules and began relaxing control over the real estate market by loosening the credit limits applicable to loans for the purchase of second homes and introducing new policies on housing provident fund credits and other measures. In addition, except for big cities such as Beijing, Shanghai, Guangzhou and Shenzhen, other cities in China began gradually rescinded local sale suspension policies applicable to housing purchases. In November 2014, the State Council promulgated the Interim Regulations on Real Estate Registration, which became effective on March 1, 2015, and on January 1, 2016, the Ministry of Land and Resources promulgated the Implementation Regulations for the Interim Regulations on Real Estate Registration, or collectively, the Real Estate Registration Regulations. The Real Estate Registration Regulations provide that buildings and structures such as houses shall be registered together with the land or territorial waters to which they are attached, to ensure that the holder entity is consistent. The Real Estate Registration Regulations better protect the building owner’s property rights over the underlying real estate, but to some extent curb speculative housing investment especially in those cities who adopt the house-purchasing limitations. In 2015, relevant authorities adopted several rules that in favor of the real estate market, such as setting lower loan interest rates and reducing down-payments. However, due to the rapid increase of housing prices in certain cities such as Shanghai, housing policies were tightened in early 2016. As such, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry.

Additionally, on February 13, 2017, the Asset Management Association of China, or AMAC, released the No. 4 Filing Rules on to regulate real estate investments by the securities and futures institutions. According to the No. 4 Filing Rules, private fund managers, such as ourselves, are required to follow relevant rules while investing into the real estate development enterprises or projects. See “Item 4. Information on the Company—B. Business Overview—Regulations.” These policies and regulations may affect the viability, cash flow, or prospect of real estate development projects that constitute the underlying assets of certain of the wealth management products we distribute or the asset management and internet financial services we provide in all respects, which could adversely affect our business.

If any of the risks associated with ownership and operation of real estate and real estate-related businesses in China are realized, they may result in decreased value and increased default rates of the wealth management products we distribute and the asset management and internet financial services we provide that are linked to real estate, and reduce the interest of our clients in purchasing such products, which account for a significant portion of our product choices. As a result, our commissions and recurring service fees from such products or services could be adversely affected. In addition, if clients who purchased the wealth management products we distribute or the asset management or internet financial services we provide experience financial loss, they may lose their trust and confidence in us and our reputation may be harmed, which may result in a material adverse effect on our business, results of operations and financial condition.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of individuals, enterprises or institutions that are current or potential clients, is critical to our business. Our reputation and brand recognition are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, misconduct or allegations of misconduct by the managers of third-party funds that we distribute, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of the wealth management products we distribute or the asset management or internet financial services we provide may not be the same as or better than that of other advisory firms, product distributors or internet financial service providers can also damage our reputation. Moreover, any misconduct or allegations of misconduct by managers of third-party funds that we distribute could result in negative media publicity that could affect our reputation and erode the confidence of our clients. Furthermore, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

The determination of the investment portfolio under asset management and the amount to be invested in certain investments is subject to management’s evaluation and judgment. Poor investment portfolio performance may lead to a decrease in assets under management and reduce revenues from and the profitability of our asset management business.

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. As a portion of our revenues from our asset management business comes from performance-based fees, which are typically based on how much the returns on our managed accounts exceed a certain threshold return for each investor, we will not earn performance-based fees if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of incentive fee income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer assets under management and lower fees for us. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution and management of wealth management products are based on commission and fee rates set by wealth management product providers or underlying corporate borrowers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

While a portion of our revenues are derived from fees and commissions paid by our clients, we derive a significant portion of our revenues from recurring fees and commissions paid by wealth management product providers or underlying corporate borrowers. These recurring fees and commission rates are negotiated with such product providers, and vary from product to product. Recurring fees and commission rates can change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers or underlying corporate borrowers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with product providers or underlying corporate borrowers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. Any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

The wealth management products we distribute are supplied by a limited number of wealth management product providers; and the renegotiation or termination of our relationships with such wealth management product providers could significantly impact our business.

The wealth management products we distribute are supplied by a small number of wealth management product providers, including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers and insurance companies. In 2014, 2015 and 2016, our top three independent wealth management product providers accounted for approximately 12.7%, 16.7% and 17.3% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with wealth management product providers are governed by contracts between us and such product providers. These contracts establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These contracts typically are entered into on a product by product basis and expire at the expiration date of the relevant wealth management product. For any new wealth management products, new contracts need to be negotiated and entered into. Our management product providers may agree to enter into contracts with us for any new products only with lower commission rates or other terms less favorable to us, which could reduce our revenues. If wealth management product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their wealth management products, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected.

Some of our asset management clients may redeem their investments from time to time, which could reduce our asset management fee revenues.

Certain of our asset management fund agreements may permit investors to redeem their investments with us at quarterly or annual intervals, after an initial “lockup” period during which redemptions are restricted or penalized. If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our recurring service fee revenues correlate directly to the amount of our AUM; therefore, redemptions may cause our recurring service fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our assets under management could accelerate. In addition, redemptions could ultimately require us to liquidate assets under unfavorable circumstances, which would further harm our reputation and results of operations.

Our internet financial service business involves a relatively new business model and may not be successful.

Our internet financial service business currently includes our internet financial service platform, small short-term loans, transaction data processing and related services. Many elements of our internet financial service business are relatively unproven, and the internet financial service market in China is relatively new, rapidly developing and subject to significant challenges. Although we intend to devote significant resources to expanding our internet financial service business and develop and offer more innovative products and services to our clients, we have limited experience with this business model and cannot assure you of its future success. If we fail to address the needs of our internet financial service customers, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for the internet financial services we provide. In addition, our internet financial service business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s internet financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. We have not yet proven the essential elements of profitable operations in our internet financial service business, and our business and revenues would be materially and adversely affected if we are not successful.

We face uncertainty from our entry into new business areas and the introduction of new wealth management products that we distribute and asset management and internet financial services that we provide.

We continue to expand our business and develop and offer more innovative products and services to our clients. At the end of 2013, we began offering small short-term loans to our registered clients and mass affluent individuals via our subsidiary Rong Yi Tong, which contributed revenues of RMB23.9 million (US$3.4 million), or approximately 1.0% of our net revenues, in 2016. See “Item 4. Information on the Company—B. Business Overview—Products and Services—Internet Financial Services”. Also in 2013, we started our Enoch Education business, which provides high-end investor education services teaching investors about market cycles, economic trends and portfolio investment philosophy. See “Item 4. Information on the Company—B. Business Overview—Products and Services—Wealth Management”. In 2016, we began offering new factoring products through our wealth management business. Our involvement in new businesses and our distribution of new products such as these exposes us to new risks. Additionally, since we have little track record in these businesses, any perceived shortcomings in our operations in this area in the future pose reputational risk to us. If we are unable to appropriately manage these risks in the future, our financial results may be adversely affected.

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

Our organizational documents do not limit us to our current business lines. Accordingly, we may pursue growth through strategic investments, acquisitions or joint ventures, which may include entering into new lines of business. In addition, we expect opportunities will arise to acquire other companies with businesses that complement ours. To the extent we make strategic investments or acquisitions or enter into joint ventures or new lines of businesses, we expect to face numerous risks and uncertainties, including risks associated with:

•	the required investment of capital and other resources;

•	the possibility that we have insufficient expertise to engage in such businesses profitably or without incurring inappropriate amounts of risk; and

•	combining or integrating operational and management systems and controls.

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

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management, asset management and internet financial service industries in China are all undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our ability to compete for clients in this environment is also affected by license requirements for the distribution of wealth management products and the provision of asset management and certain internet financial services imposed on businesses operating in such industries. Our future success in each of these areas of our business will depend in part on our ability to continue to obtain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis. In distributing wealth management products and insurance products, we face competition primarily from other wealth management companies, PRC commercial banks, insurance companies and foreign private banks with an in-house sales force and private banking functions in China. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds or fixed income funds. In addition, our internet financial service business faces competition from other internet financial service platforms of banking institutions, insurance companies and other financial service companies in China.

Many of our competitors have greater financial and marketing resources or broader customer relationships than we do. For example, the PRC commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. Moreover, many wealth management product providers with whom we currently have relationships, such as private equity investment firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and may benefit from the integration of wealth management products with their other product offerings. Given our relatively recent entry into internet financial service business, we also face competition from internet financial service platforms that have longer operating histories than we do. If we are unable to compete effectively with our current competitors or new entrants into the businesses in which we operate, our business, financial position, results of operations and cash flows could be materially adversely affected.

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

Our revenues and operating results have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this annual report:

•	a decline or slowdown of the growth in the transaction value of wealth management products we distribute;

•	negative public perception and reputation of the wealth management, asset management or internet financial service industry;

•	unanticipated delays of anticipated rollouts of our products or services;

•	unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations;

•	changes in laws or regulatory policy that could impact our ability to distribute or manage wealth management products or provide asset management or internet financial services to our clients;

•	failure to enter into contracts with new wealth management product providers;

•	cancellations or non-renewal of existing contracts with wealth management product providers; and

•	changes in the number of clients who decide to effectively terminate their relationship with us or who ask us to redeem their investment in our fund of funds products or real estate fund products.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future revenues or operating performance.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2016. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, our financial statements could contain material misstatements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

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

Economic conditions in China are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in China, our business and prospects may be affected by economic conditions or changes in the financial markets in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. For example, in recent years, the stock markets in China have experienced substantial volatility, resulting in a loss of confidence in the markets by some investors and intervention by the PRC government. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Additionally, we earn recurring service fees on certain wealth management products over a period of time after the initial sale. Clients may redeem or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of wealth management product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

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

Our business is subject to the risks associated with international operations.

Although revenues from countries and regions outside China do not yet constitute a majority of our total revenues, international expansion is an important component of our growth strategy. We started conducting business in Hong Kong in 2012, established a subsidiary of our variable interest entity in Taiwan in 2014 and recently launched an office in the United States in 2016. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;

•	difficulty in recruiting and retaining qualified personnel;

•	potentially adverse tax consequences;

•	difficulty in understanding local markets and culture and complying with unfamiliar laws and regulations;

•	unexpected legal or regulatory changes; and

•	increased costs associated with doing business in foreign jurisdictions.

If we breach our fiduciary duty as the general partner or fund managers of the funds, our results of operations will be adversely impacted.

Neither the principal nor the return of the products we distribute and/or manage is guaranteed by us. As such, we do not bear any liabilities for any loss to the capital of the products, provided that (i) the distribution and management of the concerned products are conducted in the normal course of business; (ii) we have no fraud or gross negligence during the course of distribution and management, and have no intentional misconduct which will harm the interests of either the fund or the limited partners, and (iii) we have not conducted any other acts which are deemed to breach our fiduciary duty. However, our asset management business is subject to inherent risks if we are deemed to breach our fiduciary duty. Because we serve as the general partner or manager for the funds, we are required to manage the funds for the limited partners or the investors. If we are deemed to breach our fiduciary duty to the limited partners or the investors, such as by failing to establish and/or implement appropriate controls for the handling and processing of our clients’ cash investments, we may be exposed to risks and losses. We also could experience losses on our principal in an entity which act as the general partner of any fund in the form of limited liability partnership, as the general partner shall bear unlimited joint and several liability for the debts of any fund managed by it. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, it is unclear whether our assets will be subject to third-party claims arising out of losses or liabilities incurred by contract-based private funds we manage and we cannot assure you that our assets will not be exposed to such claims. If the assets managed by our asset management business become exposed to such claims, our future growth will be materially and adversely affected.

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

Misconduct of our relationship managers or other employees could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when distributing wealth management products or providing asset management or internet financial services to clients;

•	improperly using or disclosing confidential information of our clients, wealth management product providers or other parties;

•	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

•	accessing and misusing client funds, especially those maintained in segregated accounts for our contract-based private funds; or

•	otherwise not complying with laws and regulations or our internal policies or procedures.

Although we have established an internal compliance system to supervise service quality and regulatory compliance, we cannot always deter misconduct of our relationship managers or other employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Any of the abovementioned misconduct could impair our ability to attract, serve and retain clients and may lead to significant legal liability, reputational harm and material adverse effects on our business, results of operations or financial condition.

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

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought wealth management products we distribute or asset management or internet financial services that we provide which turned out to be unsuitable for any reason, such as misconduct by the managers of third-party funds that we have recommended or made available to our clients. In connection with our provision of small short-term loans, we may encounter complaints alleging breach of contract or potential usury claims in our ordinary course of business. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees or that we have failed to carry out a duty owed to them. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. The contracts between us and wealth management product providers do not provide for indemnification of our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, we may incur significant expenses in the defense of such matters. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Any failure to ensure and protect the confidentiality of our clients’ personal data and the improper use or disclosure of such data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means. In particular, with the growth of our internet financial service business, our internet financial service platform generates and processes an increasingly larger quantity of transactions and data, especially our customers’ demographic data and financial data.

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

In addition, since we are still in the process of applying for a payment business license, some transaction data processing for our products are settled through third-party payment related companies. We may have to share certain personal information about our clients with contracted third-party payment related service providers, such as our clients’ names, addresses, phone numbers and transaction records. We have limited control or influence over the security policies or measures adopted by such third-party providers. Any compromise or failure of the information security measures of our third-party payment related service providers could also have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

The proper functioning of our technology platform is essential to our business. Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the wealth management products we distribute and the asset management and internet financial services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com as well as our mobile application Wei Nuo Ya to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Maintaining and improving our technology infrastructure requires significant levels of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. We maintain our backup system hardware and operate our back-end infrastructure. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. Any such future occurrences could reduce customer satisfaction, damage our reputation and our financial condition, results of operations and business prospects, as well as our reputation, could be materially and adversely affected.

Any deficiencies in China’s internet infrastructure could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

Our internet financial service business depends on the performance and reliability of the internet infrastructure in China. The majority of our computer hardware is currently located in China. The availability of our website depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into or renew agreements with these providers on commercially acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give customers access to our website. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from accessing our website and mobile applications and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

If we fail to adopt new technologies or adapt our website, mobile applications and systems to changing customer requirements or emerging industry standards, our internet financial service business may be materially and adversely affected.

To remain competitive in the internet financial service business, we must continue to enhance and improve the responsiveness, functionality and features of our website and mobile applications. The internet financial service industry in China is characterized by rapid technological evolution, continual changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. The success of our internet financial service business will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our website, mobile applications, proprietary technologies and systems to meet evolving customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, the overall prospects, financial condition and results of operations of our internet financial service business may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights in our research reports, the wealth management products we distribute, the asset management and internet financial services we provide and other aspects of our business. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or prevent piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as those in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

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

We require our employees, product providers and others to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

Our future success depends on our continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if our efforts are unsuccessful.

Our future success depends heavily on the continued services of our current executive officers and senior management team. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel, across our wealth management, asset management and internet financial service businesses. Qualified employees are in high demand in the wealth management, asset management and internet financial service industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of our senior management to work effectively as a team.

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

We rely heavily on our relationship managers to develop and maintain relationships with our clients for our wealth management business. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient high quality relationship managers to support our further growth. In some of the regional centers where we have recently established or plan to establish branch offices, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract, train and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating cost and reduce our profitability.

We have granted, and may continue to grant, stock options and other share-based compensation in the future, which may materially impact our future results of operations.

We adopted our 2008 share incentive plan, which we refer to as the 2008 plan, and our 2010 share incentive plan, which we refer to as the 2010 plan, which permit the grant of stock options, restricted shares and restricted share units to employees, directors and consultants of our company. As of April 13, 2017, options to purchase 762,569 Class A ordinary shares and 100,745 restricted shares have been granted and are outstanding, and 392,058 Class A ordinary shares have been reserved for future issuances under these plans. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair value-based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plans to us. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who expect to be compensated by equity incentives.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. For example, while we are able to obtain professional indemnity insurance in Hong Kong for our operations located there, such insurance offerings are not available in China. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China, including the insurance brokerage business, asset management business and certain other restricted services. Our variable interest entity and its subsidiaries generated RMB566.8 million, RMB972.2 million and RMB435.1 million (US$62.7 million) in net revenues in 2014, 2015 and 2016, respectively, which contributed 37.1%, 45.9% and 17.3% of our total net revenues in the respective years. Under the share pledge agreement dated September 3, 2007 between our PRC subsidiary, Noah Group, and the shareholders of Noah Investment, Noah Investment’s shareholders pledged their equity interests in Noah Investment to Noah Group to secure Noah Investment’s obligations under the exclusive support service agreement and the exclusive option agreement. For further detail on these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. A minority shareholder of Noah Investment, who owns 4% of the total shares of Noah Investment, has been involved in a personal civil case and was restricted from transferring her shares. Although this civil case has no relationship to us, we cannot prevent the court from freezing the shares because we have no direct control over these shares. We are trying to resolve this issue and believe it has minimal impact on our interest in Noah Investment. Under the current contractual arrangements, as a legal matter, if our variable interest entity or their shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. However, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

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

We are engaged in insurance brokerage activities as part of our business. Under current PRC laws and regulations, foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises. Specifically, according to the guidance published on the official website of the China Insurance Regulatory Commission, or the CIRC, the foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least a 30-year track record in the insurance business. As a result, neither our PRC subsidiaries nor any of their subsidiaries currently meet all such requirements and therefore none of them is permitted to engage in the onshore insurance brokerage business. We conduct our onshore insurance brokerage business in China principally through contractual arrangements among our PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd., or Noah Group, formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd., and our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders. Shanghai Noah Rongyao Insurance Broker Co., Ltd., or Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China.

Current PRC regulations relating to foreign investments in the onshore insurance brokerage business in China do not contain detailed explanations and operational procedures, and are subject to interpretations by relevant governmental authorities in China. However, most of these regulations have not been interpreted by the relevant authorities in the context of a corporate structure similar to ours. Therefore, there are substantial uncertainties regarding the applicability of these regulations to our business. Moreover, new regulations may be adopted and interpretations of existing regulations may develop and change, which may materially and adversely affect our ability to conduct our onshore insurance brokerage business.

We had been engaged in the fund distribution business and distribution of asset management plans sponsored by mutual fund management companies as part of our business through contractual arrangements among our PRC subsidiary, Noah Group, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders because it was difficult for foreign investor entities and subsidiaries of foreign investor entities to apply for a fund distribution license. Noah Upright, a subsidiary of Noah Investment before March 2016, holds the licenses and permits necessary to conduct fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China. However, as the license and permit approval authorities relaxed their requirements for foreign investor entities to apply for fund distribution license, Noah Upright was restructured to be a subsidiary of Shanghai Noah Financial Services Corp., or Noah Financial Services, through equity transfer in March 2016. We also engage in the distribution of private fund managed by us through Gopher Asset Management and its subsidiaries, which have completed the private investment fund manager registration with AMAC.

Our contractual arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (2) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interest in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours.

We have been advised by Zhong Lun Law Firm, our PRC legal counsel, that the ownership structures of our variable interest entity, Noah Investment, our PRC subsidiary, Noah Group, and Noah Holdings Limited, as described above, as well as the contractual arrangements among Noah Group and Noah Investment and its shareholders are valid, binding and enforceable under existing PRC laws or regulations. However, we are advised by Zhong Lun Law Firm that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel stated above. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiary or variable interest entity, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of Noah Investment that most significantly impact its economic performance or to receive the economic benefits from Noah Investment, we may not be able to consolidate Noah Investment in our consolidated financial statements in accordance with GAAP.

Contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or our PRC variable interest entity and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Noah Group, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the People’s Bank of China according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairman and chief executive officer, Mr. Zhe Yin, our director and vice president, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are both our directors or executive officers and shareholders of our variable interest entity. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of our variable interest entity, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

We rely on Noah Investment’s shareholders to comply with PRC law, which protects contracts and provides that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the variable interest entity, we cannot assure you that these measures would be effective in all instances and that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. For example, one of our subsidiaries is restricted by the terms of its loan agreements from paying dividends in excess of agreed percentages of its net profit for the year. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Noah Group currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the articles of association of our PRC subsidiaries and variable interest entity, our PRC subsidiaries and variable interest entity are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. We allocated RMB40.0 million, RMB168.7 million and RMB208.8 million (US$30.1 million) to statutory reserves during the years ended December 31, 2014, 2015 and 2016, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our PRC subsidiaries and consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of currently existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC or its local branches, treated as a PRC domestic investor provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOC or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime. On December 7, 2016, the State Planning Commission and the MOC released a draft version of the new Foreign Investment Catalog for public discussion. The final version has not released. The draft version has divided the foreign investment industries into the permitted area and the “negative list” which includes the restricted area, the prohibited area and the permitted area in which only certain requirements may apply.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 4. Information of the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimately controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered to be illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities. The authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. It is uncertain whether the industries in which our variable interest entity operates will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, or we plan to apply for determination on the PRC investor during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained, or at all.

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

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the MOC or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions because that would result in our variable interest entity being converted into a foreign-invested company, while foreign-invested companies engaged in insurance brokerage are subject to more stringent requirements than PRC domestic enterprises.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced previous regulations effective June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

The laws and regulations governing the wealth management and asset management industries in China are developing and subject to further changes.

To date, the relevant regulatory authorities and AMAC have released many laws and regulations governing the wealth management and asset management industries in China, including regulations over private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not yet adopted a unified regulatory framework yet.

As for our asset management business, as a result of a governmental reorganization in June 2013, the China Securities Regulatory Commission, or CSRC, is now in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, private securities investment funds and other forms of private funds. In February 2014, AMAC first promulgated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) which specify the procedure for registration of fund managers and record-filing of private funds. In August 2014, CSRC promulgated new regulations on private funds, which officially set up a qualified investor regime and a registration regime for fund managers before conducting fund management business as well as set up a system for the filing of records after the completion of fund raising. In April 2016, AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or Fund Raising Measures, which took effect on July 15, 2016. The Fund Raising Measures clearly stated that no institution or individual shall conduct fund raising activities except for (i) private fund managers registered with AMAC to raise fund for their own established or managed private fund, or (ii) the fund distributors which have obtained the fund distribution license and become members of the AMAC. On July 14, 2016, CSRC promulgated the Regulations on the Operation and Management of Private Asset Management Business by the Securities and Futures Institutions (for Trial Implementation), or Securities and Futures Institutions Operation and Management Regulations, and later AMAC correspondingly issued Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1–4, or No. 1-4 Filing Rules, covering the aspects of inspection and self-regulatory management, investment advice service provided by third parties, structured asset management plan and private asset management plans investing into real estate development enterprises or projects. Private securities investment fund managers shall follow Secures and Futures Institutions Operation and Management Regulations and No. 1-3 Filing Rules while No. 4 Filing Rules apply to all kinds of private fund managers. There is no definite answer on whether Securities and Futures Institutions Operation and Management Regulations and No. 1-3 Filing Rules will influence the regulator’s attitude towards the private equity investment fund or private venture capital investment fund and we cannot assure you that these regulations will not materially impact our business operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Funds.” In addition, CSRC and AMAC may adopt further detailed regulations and implementing policies that govern private funds and private fund managers. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.

As the regulators of the wealth management and asset management industries in China are tightening their supervision over the industry, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. For example, in February 2017, Chinese regulators released a draft version of the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Asset Management Guidance Opinions. The draft Asset Management Guidance Opinions would require sellers of asset management investments to put aside rise reserve funds, restrict investments into non-standard assets, impose limits on leverage rates and place restrictions on channel-through products. Asset management investments covered by the draft Asset Management Guidance Opinions include wealth management products, trust plans, public funds, private funds and other asset management investments managed by securities companies, fund management companies or their subsidiaries, futures companies and insurance asset management companies. As a result, substantial uncertainties exist regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the wealth management and asset management industry. To date, fifteen subsidiaries of our PRC variable interest entity, Shanghai Noah Investment Management Co., Ltd., or Noah Investment, and Noah Upright have successfully completed the registration with AMAC, while other subsidiaries of Noah Investment engaged in the fund management business are now in the process of registration with AMAC. As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by CSRC in the future. Since asset management plans are part of our wealth management products, we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

The laws and regulations governing the internet financial service industry in China are developing and subject to changes.

Due to the relatively short history of the internet financial service industry in China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of internet financial service-related businesses, such as laws and regulations governing payment related and value-added telecommunication services. For example, applicable laws and regulations in the PRC require a payment business license to conduct payment related businesses. We are cooperating with qualified third parties to provide such services. While our subsidiary Shanghai Noah Yijie Internet Technology Co. Ltd. has successfully obtained the required internet content provided license required for conducting its internet financial service business, there is no guarantee that we will be able to obtain the requisite licenses for all elements of our internet financial service business.

The internet financial service industry is becoming more regulated compared with the situation in the previous years. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Finance.” As the internet financial service business in China is new and rapidly evolving, new laws and regulations may be adopted from time to time and we may be required to obtain additional licenses and permits beyond those we currently hold or are applying for. On July 18, 2015, the People’s Bank of China, together with nine other PRC regulatory agencies, jointly issued a series of policy measures applicable to the internet financial service industry titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines formally introduced the regulatory framework and basic principles for the internet financial service industry in China, including but not limited to internet payment, online lending, equity crowd-funding, internet fund sales, internet insurance, internet trust and internet consumer finance. The General Office of PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks on April 12, 2016. Relevant regulatory authorities issued the Implementation Plan for Special Rectification of Peer-to-Peer Internet Lending Risks and Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries. If new PRC internet financial service-related laws and regulations require us to comply with additional requirements in order to continue to conduct any aspect of our business operations, we may not be able to comply with such additional requirements in a timely fashion, or at all. In addition, we cannot guarantee that our current practices comply with all the regulations that may be or have been promulgated, and we may be fined or penalized by regulators, required to comply with additional requirements or ordered to cease operations due to any non-compliance in the future. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

We continually develop and offer new internet financial services to our clients. Our involvement in the small short-term loans business and internet financial service business subjects us to new laws and regulations with which we have limited previous experience. Pursuant to the laws and regulations relevant to the small short-term loans business, we must obtain approvals or licenses in order to provide small short-term loans, and the small short-term loans business must conducted within certain restricted territory under current regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Small Short-Term Loan Business.” We have taken measures to comply with the applicable laws and regulations and obtain the licensing and permits that are applicable to our business operations. However, these laws, rules and regulations are issued by different central, provincial and local governments and enforced by different local authorities with broad discretion in implementing and enforcing the applicable laws, rules, regulations and governmental policies. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. As such, we cannot assure you that our internet financial service business would not be deemed to violate any applicable PRC laws or regulations, that our internet financial services will comply with the applicable regulatory regime or that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires or obtain additional licenses required for our future small short-term loan business expansion. If we fail to comply with any such laws or regulations, or if we otherwise become subject to enforcement actions under such laws or regulations, we may face significant monetary, reputational or other harm to our business, including fines, restrictions on our activities or revocation of our licenses.

If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.

The current regulations under which we operate impose license or qualification requirements on non-financial institutions engaged in wealth management or asset management and the distribution of wealth management or asset management products. Additionally, certain licenses and qualifications are required in order to engage in insurance brokerage, the sale of mutual funds and asset management plans managed by mutual fund management companies or securities companies. Since 2014, we have been required to complete our registration with AMAC before conducting fund management activities, which is a significant part of our asset management business. Currently, Tianjin Gopher, Gopher Asset Management and their thirteen affiliated institutions, as well as Noah Upright, have completed the private investment fund manager registration with AMAC, and Noah Upright has received the fund distribution license. However, we cannot assure you that we will be able to fully comply with all the relevant regulatory requirements, and any failure to do so could have a material adverse effect on our business. In addition, no specific internet financial service licenses or permits are currently necessary to operate our internet financial service business in China, except that certain licenses are required to operate value-added telecom services and payment related services, such as an ICP license and payment business license. One subsidiary of Noah Investment has applied for and obtained an ICP License in March 2015.

New applicable laws and regulations and new interpretation of the existing laws and regulations may be adopted from time to time to address new issues that arise and additional licenses and permits may be required as the relevant government authorities implement additional regulations for the industry. For example, our subsidiary Enoch Education Training (Shanghai) Co., Ltd., or Enoch Education, who operates our high net worth client education business, may be required to get approval and permits from the competent education authority or the human resources and social security authority under the detailed implementation rules to be issued. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Schools.” We cannot assure you that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires, or obtain additional licenses required for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses required for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

The majority of our assets are located in China and the majority of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different time periods, geographic regions and economic sectors. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute or manage, which could materially and adversely affect our business, as well as our financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and variable interest entity in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike a common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

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

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations such as us may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act, including possible delisting or deregistration. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In June 2010, the PRC government allowed the Renminbi to appreciate slowly against the U.S. dollar. However, starting from June 2015, the trend of appreciation changed and the Renminbi started to depreciate against the U.S. dollar gradually. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The majority of our sales contracts were denominated in Renminbi and marjority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets, our convertible notes and our dividend payments are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for payment of interest expenses or principal regarding the outstanding convertible notes, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

PRC foreign exchange control regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, we may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange control regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are currently able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

SAFE has promulgated several rules and regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. According to the circular promulgated by SAFE which took effect on June 1, 2015, qualified banks possess the authority to register all PRC residents’ direct or indirect offshore investment activities in special purpose vehicles, except that those PRC residents who have failed to register or obtain approval will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

We have requested PRC residents holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required by these foreign exchange regulations. Such shareholders and beneficial owners have completed their initial registrations, in relation to their ownership in our company, and are in the process of completing the amendment registrations, in relation to their subsequent ownership changes in our Company and the establishment of certain subsidiaries of our Company after our initial public offering. We cannot assure you, however, that such amendment registration and filing will be duly completed with the local SAFE branch in a timely manner. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.

In January 2007, SAFE issued Implementing Rules for the Administrative Measures of Foreign Exchange Matters for Individuals, or the Individual Foreign Exchange Rule, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, pursuant to which “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas-listed company are required, through qualified PRC agents (which could be the PRC subsidiary of such overseas-listed company), to register with SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees who are “domestic individuals” and have been granted share options, or the PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our PRC optionees have made registration as required under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis and complete all the requisite procedures in accordance with the Stock Incentive Plan Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. However, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. We cannot guarantee that our current practices will comply with future interpretations of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rule, and any failure to comply could subject us to fines and other legal sanctions.

Any decrease in any of the government subsidies currently available to us in the PRC could adversely affect our financial condition and results of operations.

During the five years ended December 31, 2016, our PRC subsidiaries and variable interest entity and its subsidiaries were granted governmental financial subsidies, including RMB162.4 million for the year ended December 31, 2016. See Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating Costs and Expenses—Government Subsidies. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. Any decrease in these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC tax resident enterprise, directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Noah Insurance (Hong Kong) Limited, or Noah HK, may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Rongyao Information Technology Co., Ltd., or Noah Technology, and Kunshan Noah Xingguang Investment Management Co., Ltd., or Noah Xingguang, respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Noah HK is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned PRC subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—Dividend Withholding Tax.”

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, or Implementation Rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2016, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

The State Administration of Taxation, or SAT, has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 28, 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposition of equity interest in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, in spite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, an indirect transfer falling into the scope of certain safe harbors under SAT Circular 7 may not be subject to PRC tax. Such safe harbors include qualified group restructuring, public market trading and tax treaty exemptions.

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

However, as there is a lack of clear statutory interpretation on the implementation of these rules and notices, there is no assurance that the tax authorities will not apply SAT Circular 698, SAT Circular 24 and SAT Circular 7 to previous investments by non-PRC resident investors in our company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective in January 2008 and was subsequently amended in July 2013. The Labor Contract Law establishes more restrictions on and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, subject to certain conditions, or after the employee has worked for the employer for ten consecutive years. The employer is also required to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective in September 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who are deprived of such vacation time by employers shall be compensated with three times their regular salaries for each of such vacation days, unless it is the employees who waive such vacation days in writing. Since our success largely depends on our qualified employees, the implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses. In the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$20.38 to US$28.85 in 2016. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, the recent volatility in the PRC stock markets has resulted in volatility in the trading prices of most PRC-based companies who shares trade in the United States. Any other negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, the market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of April 13, 2017, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 30.4% of our share capital and controlled 63.3% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

Our board of directors, which has complete discretion as whether to distribute dividends, does not currently plan to pay any dividends. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Although we declared an annual cash dividend for 2012 and 2013, we may not declare any dividend in the future, and even if we do so, any future dividend may be less than those declared in 2012 and 2013. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain their current price.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 13, 2017, we had 19,841,328 Class A ordinary shares outstanding, including 15,021,328 Class A ordinary shares represented by ADSs. Except for the restricted ADSs representing 3,800,001 Class A ordinary shares held by affiliates of Sequoia Capital China, the rest of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that create a class of super-voting stock in the form of Class B ordinary shares and grant to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series which may be greater than the rights of our Class A ordinary shares. The provisions could have the effect of depriving holders of our Class A ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct the majority of our operations in China through our PRC subsidiaries and variable interest entity. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits, through an action on the foreign judgment commenced in Grand Court of the Cayman Islands, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty or similar fiscal or revenue obligations, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2016, we believe that we were not a PFIC for that year. However, the U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations”) for any year during which such U.S. Holder holds our ADSs or Class A ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. For example, if we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if such U.S. Holder disposes of ADSs or Class A ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on such U.S. Holder’s gain would be increased by an interest charge. Also, if we are treated as a PFIC with respect to a U.S. Holder in any taxable year, such U.S. Holder would generally not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that such U.S. Holder may receive from us in that year or in the following years. Certain elections may be available, however, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2017, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or Class A ordinary shares declines, our risk of becoming a PFIC may substantially increase. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2017 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, GAAP financial statements. If it were determined, however, that we are not the owner of these entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally (unless you make a valid mark-to-market election with respect to the ADSs as discussed under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules”) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable (in which case, special rules apply). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

The U.S. Foreign Account Tax Compliance Act and the Common Reporting Standard could subject us to certain new information reporting and withholding requirements.

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

Similarly, the Organisation for Economic Cooperation and Development has developed a Common Reporting Standard, or CRS, and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by China and Hong Kong effective January 1, 2017. CRS and its implementing legislations in China and Hong Kong will require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. While CRS was modelled after FATCA, the scope, coverage and volume under CRS are significantly greater than that under FATCA. As such, even if FATCA does not have a material impact on our business or operations, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in China and Hong Kong in the future.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. During the past few years, we have gradually transitioned from a consulting services provider focusing on wealth management to a comprehensive integrated financial services group with capabilities in wealth management, asset management and internet financial services.

We conduct our wealth management business in China primarily through our subsidiaries, Noah Xingguang and Noah Financial Services. Our asset management business and certain other restricted business in China are conducted through Noah Investment and its subsidiaries. We conduct our overseas wealth management and asset management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong. We conduct our small short-term loan business through Noah Financial Express (Wuhu) Microfinance Co., Ltd, our subsidiary in the PRC. We primarily conduct our internet financial service business through Shanghai Noah Yijie Finance Technology Co., Ltd. We conduct our commercial factoring business through Noah Commercial Factoring Co., Ltd., or Noah Factoring, and our high net worth client education business through Enoch Education, both majority-owned subsidiaries of Noah Group.

In August 2007 and January 2008, we issued an aggregate of 2,950,000 Series A preferred shares, par value US$0.001 per share, to Sequoia entities for US$3.9 million. Sequoia entities refer to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. Each Series A preferred share was automatically converted to two ordinary shares in connection with our initial public offering in November 2010. On November 10, 2010, our ADSs began trading on the New York Stock Exchange under the ticker symbol “NOAH.” We issued and sold a total of 9,660,000 ADSs, representing 4,830,000 ordinary shares, at an initial offering price of US$12.00 per ADS.

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

In July 2015, Beijing Sequoia Mingde Equity Investment Center (Limited Partnership), or Sequoia Mingde, an affiliate of Sequoia Capital China, acquired 9.8% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd., the subsidiary through which we primarily conduct our internet financial service business, at a purchase price of RMB31.6 million. The ownership interest of Sequoia Mingde was diluted to 8.6% by the acquisition by Shanghai Qinjie Investment (Limited Partnership), a fund managed by Shanghai Gopher, which acquired 9.88% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd in December 2016.

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

In December 2016, Sequoia Mingde acquired 8% of the equity interests of Gopher International Limited (“New Gopher”), a newly established subsidiary of us, at a purchase price of RMB336 million, with a precondition that all unrestricted asset management business should be transferred from Gopher Asset Management (“Old Gopher”) to New Gopher (the “business restructuring”). In addition, Sequoia Mingde provided a RMB 12 million non-interest bearing loan to Gopher Asset Management, and has the right to convert the loan to no less than 8% of the equity interests of Old Gopher before finalization of the business restructuring. The total investment, including the loan, is redeemable by Sequoia Mingde at a price equal to the initial investment plus a compound annual interest rate of 8% if the business restructuring fails.

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

Overview

We are a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. We also provide internet financial services through a proprietary internet financial service platform targeting mass affluent individuals in China. We believe our wealth management, asset management and internet financial services businesses complement one another and enable us to provide a broad range of customized financial solutions to our clients.

Our business has grown substantially since our inception in 2005. Our wealth management coverage network increased from six relationship managers in one city in 2005 to 1,169 relationship managers in 185 branch and sub-branch offices covering 71 cities as of December 31, 2016, encompassing China’s most economically developed regions where its high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our total number of registered clients increased from 930 to 135,396 during the same period. Over the past five years, we achieved significant growth, which we believe reflects the quality of our product choices and services and the increasing wealth management needs of China’s high net worth population. Our asset management business also achieved solid performance, with our 2016 year-end AUM reaching RMB120.9 billion, a CAGR of 97.8% over the last 5 years. The table below sets forth information relating to certain of our performance indicators for each of the periods presented:

	Years Ended December 31,
	2014		2015		2016
	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)	Statistics	Year- over-Year Change (%)
Total transaction value (RMB in millions)	63,371	42.4	98,994	56.2	101,385	2.4
AUM (RMB in millions)	49,700	58.8	86,652	74.3	120,929	39.6
Number of registered clients	70,557	31.9	99,019	40.3	135,396	36.7
Number of active clients	9,010	39.8	12,573	39.5	12,027	(4.3)
Number of internet financial services clients	28,985	—	277,372	857.0	402,815	45.2

We believe that our product sophistication, along with knowledge of our clients’ needs, has enabled us to consistently develop innovative new products and services, including factoring products, high-end investor education services and offshore trust services, which cater to the needs of our client base, which primarily consists of China’s high net worth population.

Our wealth management business primarily offers wealth management products and services, including fixed income products, private equity products, secondary market products and insurance products, among others. Through our rigorous product selection and risk management processes, we are able to offer our clients a wide array of wealth management products and services. From our inception in 2005 to December 31, 2016, we distributed RMB380.8 billion (US$60.0 billion) worth of products through our wealth management business. We deliver to our high net worth clients a continuum of value-added services before, during and after we distribute and offer wealth management products to them. These services include financial planning, product analysis and recommendation, product and market updates and investor education.

In 2010, we have expanded our business scope to include asset management through our subsidiary, Gopher Asset Management. As a leading alternative asset manager in China, Gopher Asset Management develops and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies, and its total assets under management (AUM) amounted to RMB120.9 billion (US$17.4 billion) as of December 31, 2016. In addition, in the second quarter of 2014, we launched a proprietary internet financial service platform targeting mass affluent individuals in China, which constitutes part of our internet financial service business that also includes small short-term loans and online payment related businesses. The aggregate value of financial products distributed by us through our internet financial service platform in 2016 was RMB20.1 billion (US$2.9 billion).

We generate revenues from our wealth management business primarily in the form of (1) one-time commissions paid by our product providers, underlying corporate borrowers or clients, (2) recurring service fees paid by our product providers, underlying corporate borrowers or clients, (3) and sharing of performance-based income earned by managers who manage the funds and products. We generate revenues from our asset management business primarily in the form of (1) recurring service fees mainly consisting of management fees, and (2) performance-based fees from some of the funds we serve as the fund manager. Such commissions and recurring service fees are calculated based on the value of the relevant wealth management products and services we distribute or offer to our active clients. Our one-time commissions accounted for 37.4%, 36.7% and 44.2% of our net revenues in 2014, 2015 and 2016, respectively, our recurring service fees accounted for 54.4%, 46.4% and 48.8% of our net revenues in 2014, 2015 and 2016, respectively, and our performance-based fees accounted for 6.2%, 11.1% and 2.3% of our net revenues in 2014, 2015 and 2016, respectively. We also generated revenues from other services, including (i) service income from our internet financial service business, which accounted for 0.4% of our net revenues in 2016, (ii) interest payments from small short-term loans, which accounted for 1.0% of our net revenues in 2016 and (iii) payment-related service income, which accounted for 0.6% of our net revenues. We are a holding company and we primarily operate our business through our PRC subsidiaries and our variable interest entity and its subsidiaries in China. While our PRC subsidiaries directly conduct our wealth management business, we currently conduct our onshore insurance brokerage business, asset management business and certain other restricted services in China exclusively through Noah Investment and its subsidiaries. We exercise effective control over the operations of Noah Investment pursuant to a series of contractual arrangements, under which we are entitled to receive substantially all of its economic benefits.

In 2014, 2015 and 2016, our variable interest entity and its subsidiaries contributed 37.1%, 45.9% and 17.3% of our net revenues, respectively. The increase in the percentage of revenue contribution by our variable interest entity and subsidiaries from 2013 to 2015 was primarily due to the rapid development of our asset management services since 2012, which were conducted by the subsidiaries of our variable interest entity. In 2016, the decrease in the percentage of net revenues contributed by our variable interest entity and its subsidiaries was largely attributable to the restructuring of Noah Upright, through which we distribute our fund products, to be a subsidiary of Noah Financial Services rather than a subsidiary of our variable interest entity.

Products and Services

We are a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. Substantially all our RMB-denominated products are managed and distributed in China while our Hong Kong subsidiary, Noah Holdings (Hong Kong) Limited, serves as our offshore product and service center where substantially all USD-denominated and other foreign currency denominated products are managed and distributed. Our offices in Taiwan and US serve mainly as research and product sourcing centers complementing our asset management operations in China and Hong Kong. We also provide internet financial services through a proprietary internet financial service platform targeting mass affluent individuals in China.

Wealth Management

Our wealth management business offers wealth management products and provides comprehensive financial services to high net worth individuals and enterprise and institutional clients in China. Under both our onshore and offshore wealth management business, we primarily distribute fixed income products, private equity products, secondary market products and insurance products. Through our rigorous product selection and risk management processes, we screen products and services from a wide array of providers and vendors. To date, we have distributed products of over 357 product providers. From our inception in 2005 to December 31, 2016, we distributed RMB380.8 billion (US$60.0 billion) worth of wealth management products in aggregate.

We market and distribute the following categories of onshore and offshore wealth management products based on the underlying asset classes:

•	Fixed income products, mainly including (i) corporate credit products, (ii) real estate credit funds, (iii) alternative credit products, including factoring products and (iv) mezzanine financing products linked to corporate merger and acquisitions and buyouts, among others, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws;

•	Private equity products, including investments in (i) various private equity funds sponsored by domestic and international asset/fund management firms, (ii) real estate equity funds, and (iii) private equity funds of funds;

•	Secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises; and

•	Other products, including wealth management products or services which we distribute or provide or manage but cannot be classified into any of the aforementioned product categories.

The table below summarizes certain information relating to the transaction value of the different types of wealth management products that we distributed during the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	40,212	63.5	36,621	37.0	64,494	9,289	63.6
Private equity fund products	11,971	18.9	31,917	32.2	27,545	3,967	27.2
Secondary market equity fund products	10,328	16.3	28,054	28.4	7,846	1,130	7.7
Other products	860	1.3	2,402	2.4	1,499	216	1.5

All products	63,371	100.0	98,994	100.0	101,385	14,602	100.0

In February 2012, Noah Upright received a license for distributing fund products from CSRC and expanded its scope of business to include mutual fund distribution, which further diversified our product choices. In addition to offering traditional financial products and services, we also provide clients with more value-added services. Established in 2013, our subsidiary Enoch Education has developed its high-end education business steadily through the years. In 2016, Enoch launched a series of trainings for over 5,740 clients. The “Enoch wealth management class”, which educates investors on market cycles, economic trends and portfolio investment philosophy, has been well received by our customers. Also in 2016, we introduced our offshore trust services in Jersey Island to our ultra-high net worth clients with estate planning needs via our subsidiary Ark Trust (Jersey) Limited.

Our Clients

We define our two primary categories of clients as follows: (i) registered individual clients and (ii) enterprises and institutional clients. Our primary business is distribution to high net worth individual clients, which contributed to approximately 77.9%, 77.5% and 82.4% of our total revenues in 2014, 2015 and 2016, respectively. Our distribution to enterprise and institutional clients accounted for 22.1%, 22.5% and 17.6% of our total revenues in 2014, 2015 and 2016, respectively.

The table below sets forth selected statistics of our two primary categories of clients for or at the end of the periods indicated:

	Number of Registered Clients as of December 31,				Number of Active Clients for Years Ended December 31,			Total Transaction Value for Years Ended December 31,
	2014		2015	2016	2014	2015	2016	2014	2015	2016
	RMB in million
Individual clients	67,724	(1)	95,885	131,725	8,643	12,149	11,666	49,366	76,695	83,496
Enterprise and institutional clients	2,833	(2)	3,134	3,671	367	424	361	14,005	22,299	17,889

Total	70,557		99,019	135,396	9,010	12,573	12,027	63,371	98,994	101,385

(1)	Represents the aggregate number of our registered high net worth individual clients. This figure does not include internet financial services clients.
(2)	Represents the aggregate number of our registered enterprise and institutional clients.

Individual Clients

We accept high net worth individuals with investable assets (excluding primary residence) in excess of RMB3.0 million (US$0.5 million) interested in receiving our services as our registered individual clients, although our registered individual clients often have a higher level of wealth. In recent years, we focus our resources on serving ultra-high net worth clients with higher level of investable assets.

The number of our registered individual clients increased from 67,724 as of December 31, 2014 to 95,885 as of December 31, 2015 and to 131,725 as of December 31, 2016. The number of registered individual clients who have purchased products distributed by us increased from 15,494 as of December 31, 2014 to 24,348 as of December 31, 2015 and to 29,104 as of December 31, 2016. In 2016, registered individual clients purchased RMB83.5 billion (US$12.0 billion) worth of wealth management products through us, accounting for 82.4% of the aggregate value of wealth management products that we distributed during the same period.

Enterprise and Institutional Clients

We also extend the distribution of wealth management products to enterprises, primarily small and medium-sized companies, or SMEs, and financial institutions such as insurance companies, pension plans and endowment funds. We define SMEs as enterprises or institutions that generate annual revenues of no more than RMB300.0 million (US$50 million). The number of our registered enterprise and institutional clients was 3,671 as of December 31, 2016, up from 3,134 as of December 31, 2015. In 2016, registered enterprise and institutional clients purchased RMB17.9 billion (US$2.6 billion) worth of wealth management products through us, accounting for 17.6% of the aggregate value of wealth management products that we distributed during the same period.

Our Coverage Network

As of December 31, 2016, our extensive coverage network consisted of 1,169 relationship managers and 185 branch and sub-branch offices covering 71 cities, which receive operational support from our headquarters in Shanghai.

Branch Offices

Our 185 branch and sub-branch offices are strategically located in 71 cities in China, covering multiple economically developed regions in China where its high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open branch offices at locations with concentrated high net worth population and active private sectors. The cities where we have opened branch offices cover all top tier cities and key provincial capitals in China. The table below sets forth selected statistics of our coverage network by regions in China as of December 31, 2016:

Number of Cities In Our Network
Yangtze River Delta[1]	34

Pearl River Delta[2]	8

Bohai Rim[3]	12

Other Regions[4]	17

Total	71

[1]	Includes the Shanghai, Jiangsu and Zhejiang regions
[2]	Includes the Southern China and Shenzhen region
[3]	Includes the Northern China and Shandong region
[4]	Includes Central China, Western China, Northeastern China and the Fujian region

Relationship Managers

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our employees rather than external agents. Our relationship managers are an inherent part of our institutionalized client service structure and play critical roles in our building and maintaining long-term relationships with clients. Our relationship managers maintain relationships with clients through both in-person meetings and our official WeChat account and mobile applications, as well as various marketing initiatives we organize. Our relationship managers act as asset allocation financial advisors. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2016, we had 1,169 relationship managers nationwide, compared to 1,098 as of December 31, 2015 and 779 as of December 31, 2014.

Mobile Customer Service Channels

To better serve our expanding client base, we started to maintain an official WeChat account and launched a Noah mobile application Wei Nuo Ya in the third quarter of 2014. In 2015, we launched more mobile applications with different service lines. These mobile customer service channels allow us to continually update the online community of our high net worth clients and provide a convenient and efficient platform for these clients to communicate directly with our relationship managers and other members of our team. We also conduct product roadshow and provide product information to existing and potential clients through our mobile application platform.

Asset Management

Gopher Asset Management, our indirect subsidiary and Noah Investment’s direct subsidiary, is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market and other investments denominated in both RMB and U.S. dollars.

Since 2014, we have been diversifying the real estate-related products we offered, gradually shifting away from residential real estate to commercial real estate products. Also, in response to overseas investment demands, we began cooperating with more overseas partners and increased the number of overseas funds of funds offered. More recently we have also focused on developing our co-investment and direct investment capabilities, and expect such investments to increase in the future. Our AUM increased from RMB86.7 billion as of December 31, 2015 to RMB120.9 billion (US$17.4 billion) as of December 31, 2016, a year over year change of 39.6%.

We successfully raised and managed approximately RMB35.0 billion, RMB66.9 billion and RMB85.1 billion (US$12.3 billion) for our asset management investments in 2014, 2015 and 2016, respectively, of which the real estate funds we raised and managed amounted to RMB23.4 billion, RMB24.2 billion and RMB28.4 billion (US$4.1 billion) in 2014, 2015 and 2016, respectively and the private equity investments we raised and managed amounted to RMB6.4 billion, RMB27.9 billion and RMB25.2 billion (US3.6 billion) in 2014, 2015 and 2016, respectively.

We develop and manage the following categories of investments across different types of asset classes:

•	Private equity investments, including investments in the top private equity funds in China and overseas and direct investments in companies and projects;

•	Real estate investments, including funds and fund of funds for residential as well as commercial real estate properties such as office buildings and shopping malls in China and overseas;

•	Secondary market investments, mainly including secondary market equity funds of funds managed by Gopher and sub-advised by outside fund managers; and

•	Other investments, including funds and funds of funds of alternative credit, multi-strategy funds, multi-family heritage funds, and other assets which Gopher manages but cannot be classified into any of the aforementioned categories.

The table below summarizes the roll-forward of our AUM and typical management fee rates chargeable by asset management segment for three years:

	Typical Management fee rates	As of December 31, 2015		Funds Inflow	Funds Outflow	As of December 31, 2016
	RMB in billions, except percentages
Product type
Real estate investments
Equity	0.5%-1%	6.2	7%	1.1	3.2	4.1	3%
Debt	0.2%-1.3%	25.6	29%	27.3	33.8	19.1	16%
Private equity investments	0.7%-1.8%	37.9	44%	25.2	1.4	61.7	51%
Secondary market investments	0.5%-1.7%	10.7	12%	2.8	5.2	8.3	7%
Other investments	0.2%-1.5%	6.3	7%	28.7	7.2	27.8	23%
All products		86.7	100.0%	85.1	50.9	120.9	100.0%
	Typical Management fee rates	As of December 31, 2014		Funds Inflow	Funds Outflow	As of December 31, 2015
	RMB in billions, except percentages
Product type
Real estate investments
Equity	0.1%-1.25%	6.4	13%	2.7	2.9	6.2	7%
Debt	0.4%-1.5%	24.6	50%	21.5	20.5	25.6	29%
Private equity investments	0.7%-1%	10.4	21%	27.6	0.1	37.9	44%
Secondary market investments	0.5%-1.5%	2.6	5%	9.8	1.7	10.7	12%
Other investments	0.1%-1%	5.7	11%	5.2	4.6	6.3	7%
All products		49.7	100.0%	66.9	29.9	86.7	100.0%

	Typical Management fee rates	As of December 31, 2013		Funds Inflow	Funds Outflow	As of December 31, 2014
	RMB in billions, except percentages
Product type
Real estate investments
Equity	0.5%-1%	5.0	16%	3.0	1.6	6.4	13%
Debt	0.4%-1.5%	18.9	60%	20.4	14.7	24.6	50%
Private equity investments	0.7%-1%	4.0	13%	6.4	—	10.4	21%
Secondary market investments	0.5%-1.5%	—	—	2.6	—	2.6	5%
Other investments	0.8%-1.2%	3.4	11%	2.6	0.3	5.7	11%
All products		31.3	100.0%	35.0	16.6	49.7	100.0%

The opening balance, funds outflow and closing balance of the movements above corresponding with secondary market equity fund of funds include the effect of market appreciation or depreciation.

Performance-based Income

The following table summarizes AUM with performance-based income terms as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB in billions	RMB in billions	US$ in billions
Product type
Real estate investments
Equity	5.8	3.9	0.6
Debt	—	—	—
Private equity investments	33.9	47.4	6.8
Secondary market investments	10.5	7.8	1.1
Other investments	1.0	0.9	0.1

Total	51.1	60.1	8.7

We are entitled to receive performance-based income of real estate investments. We are generally entitled to share 10% to 20% of the investment gain when it exceeds certain performance-based thresholds, which generally correspond to annual returns of between 8% and 12%, depending on different projects and terms of investment. We do not accrue unrealized performance-based income for real estate investments based on net asset value. Performance-based income is only recognized when the amount has been determined and gains are realized.

We are entitled to receive performance-based income relating to our private equity investments. We are generally entitled to share 3%-5% of the investment gain when it exceeds certain performance-based thresholds, which generally correspond to annual returns of about 8%. We do not accrue unrealized performance-based income for private equity investments based on net asset value. Performance-based income is only recognized when the amount has been determined and gains are realized.

We are entitled to receive performance-based income of our secondary market investments as of the dates when investee funds are opened for redemption, dividend payment or when the funds mature. We are generally entitled to share 4% to 5% of the investment gain when it exceeds certain performance-based thresholds, which are usually 6% of principal or when the net asset value exceeds the previous highest net asset value. Performance-based income is recognized when performance-based income can be charged according to the relevant fund agreements, which is generally on a quarterly or semi-annual basis, based on the change of net asset value. Such performance-based income is not subject to clawback and as such there is no impact for any subsequent net asset value fluctuations.

Performance-based income of other investments is not significant, and we do not expect material inflow of performance-based income related to other investments in the foreseeable future.

The following tables summarize the AUM with performance-based income for each of our product types and their liquidation dates as of December 31, 2015 and 2016 (on a historical basis):

	AUM with performance- based income as of December 31, 2016	Expected liquidation date is
		during the year ended December 31,			after January 1, 2020
		2017	2018	2019
	RMB in billions
Product type
Real estate investments
Equity	3.9	0.1	1.1	0.3	2.4
Debt	—	—	—	—	—
Private equity investments	47.4	1.4	1.3	4.7	40.0
Other investments	0.9	—	0.6	—	0.4

Total	52.3	1.6	3.0	5.0	42.8

	AUM with performance- based income as of December 31, 2015	Expected liquidation date is
		during the year ended December 31,			after January 1, 2019
		2016	2017	2018
	RMB in billions
Product type
Real estate investments
Equity	5.8	1.0	1.9	1.1	1.8
Debt	—	—	—	—	—
Private equity investments	33.9	0.7	1.7	1.5	29.9
Other investments	1.0	0.2		0.5	0.3

Total	40.6	1.9	3.6	3.1	32.0

It is rare for us to liquidate a fund prior to maturity. We will generally only liquidate a fund prior to maturity if (1) the underlying projects or investments end prior to liquidation, or (2) the return from investments is much lower than our expectation, and it is in the best interest of the fund investors to liquidate such fund prior to maturity.

Our secondary market equity funds generating performance-based income are periodically available for redemption. The following table summarizes the different periods that our secondary market equity funds opened for redemptions on fair value basis:

	As of December 31,
	2015	2016
	RMB in billions	RMB in billions	US$ in billions
Monthly	2.4	2.3	0.3
Quarterly	4.4	2.3	0.3
Semi-annually	0.0	0.1	—
Annually	0.4	—	—
As of maturity	3.2	3.1	0.5

Total	10.5	7.8	1.1

Internet Financial Services

Our internet financial service business provides financial products and services targeting mass affluent individuals in China.

Our internet financial service segment, which we began reporting as a separate segment in 2014, utilizes our proprietary online platform and encompasses the following types of services:

•	“Cai Fu Pai” (online platform previously known as “Yuan Gong Bao”) – We introduced this service in the second quarter of 2014. The “Cai Fu Pai” brand is owned by Shanghai Noah Yijie Finance Technology Co., Ltd., offering internet wealth management products and related services targeting mass affluent individuals in China. The total number of clients through our internet financial service platform increased from 28,985 as of December 31, 2014 to 277,372 as of December 31, 2015 and to 402,815 as of December 31, 2016. The majority of the services and products transacted in 2014 were fixed income products. In 2015, we started to facilitate transactions of fixed income products, mutual fund products as well as insurance products on the platform. Since our proprietary online platform is relatively new, it continues to evolve and expand its product offering, and generally aims to include more standardized products going forward. We receive platform service fees from individual customers for each transaction facilitated by the online platform based on the amount transacted. In 2016, the aggregate transaction value of our internet financial service business amounted to approximately RMB20.1billion (US$2.9 billion), as compared to RMB12.0 billion in 2015.

•	“Rong Yi Tong” (Small short-term loans) – Starting in November 2013, we began providing small short-term loan services via Noah Financial Express (Wuhu) Microfinance Co., Ltd., for which we serve as the loan originator and assume credit risk. We include Rong Yi Tong in our internet financial service segment since it benefits from synergies with other services that we offer as part of this segment and will potentially operate online. This service also allows us to introduce new loan products to our clients and broaden and deepen our relationships with them. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable.

•	“Jintong Zhifu” (Transaction data processing and related services) – The Jintong Zhifu brand is owned by Shanghai Noah Jintong Data Services Co., Ltd. In delivering this service, we facilitate transaction data processing by transferring customer data to licensed third-party payment companies. Applicable laws and regulations in the PRC require a payment business license to operate payment related services. We are in the process of applying for such payment business license, and intend to engage in providing payment related services after we obtain such license.

•	“Fangzhou” (Online services for independent financial advisors) – We provide registered independent financial advisors with online tools for them to attract clients, maintain client relationships and facilitate the distribution of wealth management products.

Our Relationships with Product Providers and Corporate Borrowers

We have established extensive business relationships with reputable third-party product providers and corporate borrowers in China in connection with our distribution of wealth management products.

Product Providers

We define product providers as the issuers of wealth management products. The product providers we deal with encompass a variety of institutions and companies, mainly including mutual fund management companies, private equity firms, real estate fund managers, securities investment fund managers, trust companies and insurance companies. To date, we have distributed products provided by over 350 product providers. We also distributed our own funds, funds of funds and other investment products which are originated, developed and managed by us. Gopher Asset Management serves as the general partner or manager for these funds.

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

Under our services agreements with respect to private equity fund products and certain secondary market equity fund products, we also undertake to assist the product providers to maintain investor relationships by providing our clients who have purchased the relevant products with various post-purchase services.

For all wealth management products we distribute, we are entitled to receive one-time commissions, calculated as a percentage of the total value of products purchased by our clients, either directly from clients or from the counterparties under the relevant service agreements.

We generally also receive recurring services fees in addition to one-time commissions for the products distributed by us where we are engaged by the product providers to provide recurring services to our clients who have purchased the relevant products. In the case of private equity fund products and real estate funds managed by us, we receive recurring service fees over their life cycle, calculated as a percentage of the total value of capital commitment or invested capital in the underlying funds distributed by us to our clients. For secondary market equity fund products and investment-linked insurance products, our recurring service fees are typically calculated as a percentage of the net asset value of the portfolio underlying the products purchased by our clients at the time of calculation, which is generally done on a daily basis.

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, from product development, product management and sales and marketing process management to client management and client service. At the application level, the infrastructure consists of two key components: our client relationship management system, which allows us to collect and analyze our clients’ personal and transaction information, and our wealth management product database, which includes a proprietary database containing information on a broad range of wealth management products.

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business. We intend to continue to focus on referrals as the major avenue of new client development by further improving client satisfaction. We also enhance our brand recognition and attract potential high net worth clients through a variety of marketing methods. We organize frequent and targeted events, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and product choices. These events are often organized in cooperation with chambers of commerce, distinguished alumni associations, luxury and fashion brands and high-profile entrepreneurs. In addition, we promote ourselves and our brand to financial institutions by providing assistance in staff training and risk management.

Competition

The wealth management, asset management and internet financial service industries in China are all undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include:

•	Commercial banks. Many commercial banks, such as China Merchants Bank, China Minsheng Bank and China Everbright Bank rely on their own wealth management arms and sales force to distribute their products. We believe that we can compete effectively with commercial banks due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and comprehensive client services and our independence, all of which position us better to provide wealth management recommendations and services and to gain our clients’ trust.

•	Trust companies. Because a portion of products that we distribute are fixed income trust products, we compete with trust companies with in-house distribution functions. We believe that we can compete effectively with trust companies due to our broader product choices, wider coverage network, independent perspective, active product selection capability, and more comprehensive client services.

•	Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years. We believe that we can compete effectively with independent wealth management service providers because of our track record, reputation, product sourcing and established risk management systems. We are also significantly larger in terms of scale of operations and have a more extensive coverage network and professional services.

•	Insurance companies. Many insurance companies, such as PingAn Insurance, rely on their own wealth management teams and sales forces to distribute their products. We believe that we can effectively compete with insurance companies due to a number of factors, including our undiluted focus on the high net worth market, our client-centric culture and institutionalized services and our independence, all of which position us better to provide insurance products recommendations and services and to gain our clients’ trust.

•	Asset management service providers. A number of AMAC registered mutual fund management companies, securities companies and other fund managers have emerged in the asset management business in China in recent years. We believe that we can compete effectively with these companies because of our track record, reputation, product sourcing and established risk management systems.

•	Internet financial service companies. As the wealth management industry develops, we may face competition from new market entrants. For example, an increasing portion of wealth management products are distributed through online or mobile platform, and such trend is expected to continue.

Relevant PRC authorities may adopt new rules and regulations to allow more entities to conduct wealth management, asset management and internet financial service businesses. For example, in late 2012 and early 2013, relevant PRC supervisory authorities adopted a series of rules and regulations, which provided new ways for securities companies, mutual fund management companies and insurance asset management companies to engage in asset management business. In August 2014, CSRC promulgated the Interim Measures, which specify that the establishment of management institutions of private funds and the establishment of private funds are not subject to administrative examination and approval. Since the adoption of the Interim Measures, more and more fund managers have been engaged in asset management business. As a result, we may face competitions from securities companies, mutual fund management companies, insurance asset management companies and other fund managers established under the Interim Measures when they start raising funds for their clients and providing asset management services. In 2016, Measures for the Administration of Fund Raising Behaviors of Private Investment Funds released by AMAC limited the distribution of private investment funds to only licensed institutions and normalized both wealth management and asset management industries in China, which we consider is favorable for the long-term development of these industries as well as for established players like us.

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

Draft Foreign Investment Law

On January 19, 2015, the MOC published a draft of the proposed Foreign Investment Law, or the Draft FIL, on its official website for public comments, which mainly covers: (1) definition of foreign investors and foreign investments, (2) market entry clearance, (3) national security review, (4) information reporting, (5) investment promotion and protection as well as handling of complaints, (6) legal liabilities and (7) other general and miscellaneous provisions. The MOC also published an explanatory note to the Draft FIL on its official website. The Draft FIL, once enacted, will eventually replace the trio of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law as well as their implementation rules and ancillary regulations, and will consolidate and simplify the various regulatory requirements on foreign investments.

The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. The Draft FIL includes, among others, the following key points:

•	The Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered a foreign investment or domestic investment. An entity established in China but “controlled” by foreign entities and/or citizens will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority.

•	The existing comprehensive approval system of foreign investments will be replaced by an entry clearance system in relation to foreign investments in the industries within the catalog of special management measures, or the negative list, and an information reporting system. The negative list will only comprise of two categories: the prohibited industries and the restricted industries; foreign investments in industries not listed in the negative list will not be required to apply for entry clearance or make record filing and will only be required to submit information reports. In the future, the negative list to be issued by State Council may replace the current Guidance Catalog of Industries for Foreign Investments. The Information reporting system includes the investment implementation reporting, investment amendment reporting, annual reporting and quarterly reporting, and the scope of the information reporting is very extensive under the Draft FIL. In addition, any non-compliance with the information reporting obligations, concealing true information, or providing misleading or false information will be subject to monetary fines or criminal charges, depending on the seriousness of circumstances, and the persons directly responsible may also be criminally liable.

•	All differences in the corporate governance requirements that currently apply to foreign-invested and domestic enterprises will be removed, leaving only the requirements under the PRC Company Law, with which all foreign-invested and domestic enterprises must comply.

•	The national security review will be incorporated as a separate chapter and may replace the existing regulations and rules issued by the State Council or the MOC. Compared with the existing regulations and rules, the scope of national security review is expanded under the Draft FIL.

•	The “variable interest entity” structure, or VIE structure, will fall into the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

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

Regulations on Private Funds

As a result of regulatory reform in June 2013, CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private equity funds, private securities investment funds, venture capital funds and other forms of private funds instead of National Development and Reform Commission, or NDRC. On August 21, 2014, CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which became effective on the same date. According to the Interim Measures, Private Funds shall refer to the investment funds established by way of raising capitals from investors in a non-public manner within the territory of the PRC. The Interim Measures shall apply to (i) the registration, record-filing, fund raising, investment and operation activities of a company or partnership that is established by way of non-public fund-raising for the purpose of engaging in investment activities, if its assets are managed by a fund manager or general partner; and (ii) the business of private funds of securities companies, fund management companies, futures companies and their subsidiaries, except as otherwise stipulated under other laws or relevant provisions of CSRC. Apart from the Interim Measures, other specific laws or regulations which may apply to private funds shall still apply. For example, the Companies Law of the PRC shall apply to fund manager or private fund taking the form of limited liability company or company limited by shares and the Partnership Law of the PRC may shall apply to fund manager or private fund taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and who bears unlimited liability for the partnership’s debts. From late 2009 to early 2010, the PRC government promulgated regulations to permit foreign investors to invest in partnership enterprises in China. This established the legal basis for foreign private equity firms to establish Renminbi-denominated funds in China.

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

According to the Interim Measures, the establishment of management institutions of Private Funds and the issuance of Private Funds are not subject to administrative examination and approval. All types of issuers are allowed to issue Private Funds to a cumulative number of investors not exceeding the number specified by laws on the basis of compliance with laws and regulations. Manager of all Private Funds of all type shall register with AMAC, and apply with AMAC for record filing after the fund raising of a Private Fund of any type is completed. Thus, AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

As a self-regulatory organization, AMAC issued in early 2015 some relevant regulations which may exert influence on fund management, such as the Guidance of Outsourcing Service for Fund Business (for Trial Implementation), the Self Disciplinary Rules for Practices of Fund Practitioners. In late 2015, 2016 and early 2017, AMAC has also promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including Guidance on the Internal Control of the Private Investment Funds Managers, the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Questions and Answers in relation to the registration of private fund manager and record-filing of private funds, Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1 – 4, Measures on the Management of Private Investment Fund Service Industry (for Trial Implementation). These regulations have the effect of (i) expanding the self-discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record-filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016, which brings significant influence to the fund raising procedures and sales institutions and will take effect on July 15, 2016. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with AMAC (only applying when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures creates detailed procedures for conducting fund raising business and introduced new process such as “cooling-off period” and the “re-visit”.

Before the Interim Measures, private funds mainly established in the form of limited liability partnerships and since the issuance of the Interim Measures, contract-based funds have arisen in the market. In 2010, we started our fund management business by forming a fund of private equity funds, and in 2014, we further enhanced our fund management business by forming contract-based funds. Gopher Asset Management has registered with AMAC as a private equity fund manager since March 2014 and all the funds managed by Gopher have been registered and filed with AMAC.

AMAC released the No. 4 Filing Rules on February 13, 2017 to regulate the securities and futures institution’s investing into the real estate area. According to the No. 4 Filing Rules, private fund managers shall follow relevant rules while investing into the real estate development enterprises or projects. According to the No. 4 Filing Rules, AMAC will not accept the filing application of private asset management plans or private funds investing into ordinary residential properties in “popular cities”, including Beijing , Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment, the specific types of which are identified in the No. 4 Filing Rules. AMAC also makes other requirements in the No. 4 Filing Rules. Prior to the publication of the No. 4 Filing Rules, private funds investing into real estate development projects took up a considerable part of our asset management business. The No. 4 Filing Rules will influence our business in this regard and we are not able to tell how far the influence will be and whether the filing rule for private real estate investment fund will change in the future.

Regulations on Fund Distribution

According to the Administrative Measures on Securities Investment Fund Distribution, or the Fund Distribution Administrative Measures, fund distribution institutions shall refer to the fund managers and other institutions registered with the CSRC or its branches. Other institutons include commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting insitutions and independent institutions. For these institutions to carry out fund distribution service, they are required to register with the local CSRC branch and obtain the relevant fund distribution license. Fund distribution services regulated under the Fund Distribution Administrative Measures regime shall refer to the marketing and promotion, sales and distribution, subscription and redemption services, of public fund units in particular.AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016, which brings significant influence to the fund raising procedures and sales institutions and took effect on July 15, 2016. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with AMAC (only applying when fund raising for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. Fund raising shall include the promotion, sales, purchase, subscription and redemption of private funds.

Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd., or Noah Upright, has obtained the fund distribution license from the CSRC Shanghai branch since February 2012. By holding the fund distribution license, Noah Upright is able to distribute the public funds managed by mutual fund management companies and private funds managed by private fund managers.

Noah Holdings (Hong Kong) Limited, or Noah HK, as our Hong Kong subsidiary, obtained the Type 1, 4 and 9 Licence in January 4, 2012 from Hong Kong Securities and Futures Commssion, or HKSFC, to carry out dealing in securities, advising on securities and asset management business. Noah HK is subject to the supervision and administration of HKSFC.

Regulations on Asset Management Plans

According to CSRC, qualified mutual fund management companies and securities companies may be entrusted by clients to engage in asset management business.

Asset Management Plans by Mutual Fund Management Companies. On September 26, 2012, CSRC promulgated Pilot Measures for Asset Management Services Provided by Mutual Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012. These Pilot Measures apply to activities whereby a mutual fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, and engages a custodian institution to act as the asset custodian and make investments with the entrusted assets in the interest of the asset entrusting clients. According to the Pilot Measures, the assets under an asset management plan may be used for the following investments: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing tools, asset-backed securities, commodity futures and other financial derivatives; (ii) shares, claims and other property rights not transferred through a stock exchange; and (iii) other assets approved by CSRC. A specific asset management plan investing in any assets specified in subparagraphs (ii) or (iii) above is called a special asset management plan. In addition, a mutual fund management company shall conduct special asset management plan business only through its subsidiary and not by itself. Where an asset manager provides the specific asset management services for multiple clients, the number of entrusting clients of a single asset management plan may not exceed 200. A single investor’s investment into an asset management plan shall be no less than RMB1 million; the number of investors whose investment is less than RMB3 million of one entrustment is limited to 200, while the number of investors whose investment is more than RMB3 million is not limited. The total assets entrusted by the clients initially shall not be less than RMB30 million and not more than RMB5 billion, unless otherwise provided by CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified for the sale of mutual funds. In early 2014, CSRC and Shanghai Branch of CSRC respectively promulgated new circulars, pursuant to which subsidiaries of mutual fund management companies are prohibited from serving as the channel-through asset management plans for multiple specific clients or engaging in fund pool. CSRC further promulgated the Measures on the Management of Subsidiaries of Fund Management Companies and the Pilot Measures on the Management of Risk Control Index for Subsidiaries for Specific Client Asset Management of Fund Management Companies in late 2016. The subsidiaries of mutual fund companies are required to make rectifications according to the newly-published rules within the required time period.

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

Transfer of units of Asset Management Plans by Mutual Fund Management Companies and Securities Companies. On August 19, 2013, the Shanghai Stock Exchange promulgated the Notice of the Shanghai Stock Exchange on Providing Transfer Services for Units of Asset Management Plans, which was replaced by the Guidance of Shanghai Stock Exchange on Transfer Services for Units of Asset Management Plans, promulgated by Shanghai stock Exchange on April 4, 2014. On August 20, 2013, the Shenzhen Stock Exchange promulgated the Guidance of Shenzhen Stock exchange on Transfer Services for Units of Asset Management Plans, which was replaced by the Operational Guidance of Shenzhen Stock Exchange on Transfer Services for Units of Asset Management Plans, promulgated by Shenzhen Stock Exchange on Dec 29, 2014. The above mentioned guidance are collectively referred to as Guidance on Transfer of Units. According to Guidance on Transfer of Units, mutual fund management companies and securities companies may apply to transfer the units of collective asset management plans of securities companies and units of the client-specific asset management plans of mutual fund management companies through the Shanghai Stock Exchange and Shenzhen Stock exchange.

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

Regulations on Small Short-Term Loan Business

The Guidance on the Pilot Establishment of Small short-term loan Companies, jointly promulgated by the China Banking Regulatory Commission and the People’s Bank of China in 2008, allows provincial governments to approve the establishment of small short-term loan companies on a trial basis. Based on this guidance, many provincial governments in China, including that of Anhui province, where Noah Financial Express (Wuhu) Microfinance Co., Ltd. (Rong Yi Tong) is located, promulgated local implementing rules on the administration of small short-term loan companies.

On October 10, 2008, People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Small short-term loan Company in Anhui, and on May 18, 2009, the Anhui Government promulgated the Interim Regulations on Small short-term loan Business of Anhui Province, and afterwards, the Finance Office of Anhui province issued Opinions on Promoting the Standardized Development of Small Short-Term Loan Companies across Anhui Province, or, collectively, the Regulations on Small Short-Term Loan Companies in Anhui. According to the Regulations on Small Short-Term Loan Companies in Anhui, the registered capital shall not be less than RMB100 million when setting up small short-term loan company in urban areas or in county territories outside the northern part or Dabie mountain area of Anhui Province. It is not allowed for a small short-term loan company to accept public deposits. The major sources of funds of a small short-term loan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a small short-term loan company, the shares held by the main initiator shall not exceed 35% of the total registered capital of the company in principle, the shares jointly held by the main initiator and its affiliates shall not exceed 50% of the total registered capital of the company, and the shares jointly held by other affiliated shareholders among other initiators shall not exceed 30% of the total registered capital of the company. In addition, a small short-term loan company is not permitted to conduct any businesses outside the region where it is located.

Regulations on Internet Financial Services

Due to the relatively short history of the internet financial service industry in China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of internet financial service-related businesses, such as laws and regulations governing payment related and value-added telecommunication services.

On July 18, 2015 the People’s Bank of China together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to internet financial services titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. On April 12, 2016 the General Office of PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks, or the Rectification Implementation Plan. The Guidelines introduced formally for the first time the regulatory framework and basic principles for internet financial services industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation”. The Guidelines further stated the definitions and basic principles for the following internet financial services:

Internet Payment: refers to the services whereby the Internet is relied upon to give payment instructions and transfer monetary funds via computers, mobile phones and other devices. Internet payment services shall always remain true to the purposes of serving e-commerce development and providing the public with fast and convenient payment services in small and micro amount. Third-party payment institutions that cooperate with other institutions shall clearly define the relationship of rights and obligations between and among different parties involved, and establish effective risk isolation mechanisms and client rights and interests protection mechanisms. They shall fully disclose service information to clients, clearly remind clients of business risks, and refrain from exaggerating the nature and functions of payment service intermediary. Internet payment services shall be regulated by the People’s Bank of China. The Rectification Implementation Plan requires that third-party payment institutions shall not connect with several bank systems in order to conduct the inter-bank clearing business which requires for the usage of the inter-bank clearing system of people’s bank or other qualified clearing institutions.

Online lending: includes peer-to-peer online lending (i.e. P2P online lending) and Internet small-amount lending. P2P online lending refers to direct lending between and among individuals through Internet platforms. Direct lending on P2P online lending platforms falls within the scope of lending between private citizens, and therefore is governed by the Contract Law, the General Principles of the Civil Law, other relevant laws and regulations, and relevant judicial interpretations of the Supreme People’s Court. P2P online lending shall stick to its functions of serving as a platform to provide investors and financiers with information exchange, matching, credit rating and other intermediary services. P2P online lending institutions shall specify their nature as information intermediaries, mainly provide information services for the direct lending between borrowers and lenders, and shall neither provide credit enhancement services nor engage in illegal fund-raising. On April 13, 2016, CBRC and other relevant regulators issued the Implementation Plan for Special Rectification of Peer-to-Peer Internet Lending Risks, which set the timetable for the rectification implementation plan for the P2P platforms. Internet small-amount lending means that an Internet enterprise, through a small-amount loan company under its control, makes use of the Internet to extend small-amount loans to clients. During Internet small-amount lending, it is required to comply with the prevailing regulatory provisions applicable to small-amount loan companies, display the advantages of online lending, and make efforts to lower the financing costs incurred by clients. Online lending business shall be regulated by CBRC. On August 17, 2016, CBRC, the Ministry of Industry and Information Technology and the Ministry of Public Security issued the Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries, which requires the intermediaries to get the record-filing with competent authorities.

Equity crowd-funding: mainly refers to public equity financing in small amount through the Internet, and must be raised through equity crowd-funding intermediary platforms (Internet websites or other similar electronic media). The parties raising funds through equity crowd-funding shall be small and micro-sized enterprises. They shall truthfully disclose to investors key information, including but not limited to their business models, operations and management, financial positions, and fund use through equity crowd-funding intermediaries, and shall not mislead or defraud investors. On the other hand, investors shall fully understand the risks of equity crowd-funding activities, have appropriate risk tolerance, and make investment in small amount. Equity crowd-funding business shall be regulated by CSRC. According to the Rectification Implementation Plan, equity crowd-funding platforms shall not participate in asset management, equity or debt transfer and other financial business.

Internet fund sales: Fund sales agencies that cooperate with other agencies to sell funds and other wealth management products via the Internet shall effectively fulfill risk disclosure obligations, and shall not attract clients by promising investment returns in violation of relevant provisions. Fund managers shall take effective measures to prevent maturity mismatch and liquidity risks in asset allocation. If fund sales agencies and their partner agencies also provide investors with returns through other activities, they shall state and present the composition of such returns, the prerequisites for such returns and applicable circumstances in a comprehensive, truthful and accurate manner, and shall not mix such returns with the returns on fund products. Third-party payment institutions shall, during the course of payment services for Internet fund sales, abide by relevant regulatory requirements of the People’s Bank of China and the CSRC on client excess reserves and fund sales settlement funds. The client excess reserves held by third-party payment institutions may only be used for handling the payment services entrusted by clients, and shall not be used to advance capital for the redemption of funds and other wealth management products. Internet fund sales business shall be regulated by the CSRC.

The Guidelines also specified several basic rules for internet financial services industry administration, such as: (1) any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (2) unless otherwise specified, an Industry Player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and achieve the management of client funds and its proprietary funds under separate accounts; and (3) basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money laundering. The Rectification Implementation Plan further provides that: (1) the regulators will adopt the see-through way of supervision; and (2) the non-financial institutions, or the enterprises which do not carry out financial business, shall not use the wordings, such as “exchange”, “finance”, “asset management”, “wealth management”, “fund”, “fund management”, “investment management”, “equity investment fund”, “online lending”, “peer-to-peer”, “equity crowd-funding”, “internet insurance”, “payment” and the like, as their enterprise name or registered business. If the enterprise chooses to use the aforementioned word/words, the Administration of Industry and Commerce will inform the financial regulators.

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

The principal regulation governing insurance brokerages is the Provisions on the Supervision and Administration of Insurance Brokerages, or the Insurance Brokerage Provisions, promulgated by the CIRC in September 2009 and amended in 2013 and 2015. According to this regulation, the establishment of an insurance brokerage is subject to the approval of the CIRC. The term “insurance brokerage” refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage established in the PRC must meet the qualification requirements specified by the CIRC and obtain a license to operate an onshore insurance brokerage business with the approval of the CIRC. Unless otherwise provided by the CIRC, an insurance brokerage may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

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

Pursuant to the contractual arrangements among Noah Group, Noah Investment and its shareholders, we operate our onshore insurance brokerage business through Noah Insurance, a subsidiary wholly owned by Noah Investment. Noah Insurance obtained the requisite insurance brokerage license issued by the CIRC in July 2008, which has a term of eight years and will expire in July 2016.

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

Shanghai Noah Jintong Data Services Co., Ltd. is still in the process of applying for payment business license from the People’s Bank of China. In the meantime, we are cooperating with qualified and duly licensed third parties to provide such services.

Regulations on the Operation of Value-Added Telecom Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the Ministry of Industry and Information Technology, or MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a value-added telecommunications business license, or VAT License, from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011 and 2015. According to these measures, a commercial ICP service operator must obtain an ICP License, one class of VAT Licenses, from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

One subsidiary of Noah Investment has applied for and obtained an ICP License in March 2015, which is required for our internet financial service business. See “Item 3.D. Key Information—Risk Factors—If we fail to maintain or renew existing licenses or obtain additional licenses and permits necessary to conduct our operations in China, our business would be materially and adversely affected.”

Regulations on the Sale of Mutual Funds

On December 28, 2012, the Standing Committee of the PRC National People’s Congress, or the SCNPC, promulgated the Law on Securities Investment Funds, or the New SIF Law, which became effective on June 1, 2013 and as amended in 2015, replaced the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales, other fund services related to mutual funds are subject to registration or record-filing requirement with the securities regulatory authority under the State Council. Correspondingly, on March 15, 2013, CSRC promulgated the revised Administrative Measures on the Sales of Mutual Funds, or 2013 Fund Sales Measures, which became effective on June 1, 2013 and replaced the rules issued by CSRC in 2011.

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

Compared to the prior rules regulating this field, the 2013 Fund Sales Measures (i) specify that they only apply to sales of mutual funds, (ii) provide that a registration system shall be implemented in relation to application for licenses related to fund sales and the local branches of CSRC shall serve as executors of registrations for the sales of mutual funds and continuously supervise fund sales agencies and related matters, (iii) expand the types of fund sales agencies and further the involvement of futures companies, insurance companies and other companies in the sales of mutual funds, and (iv) further raise the penalties for violations of laws and regulations of fund sales agencies, fund sales payment and settlement institution and related institutions in operation of business.

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

Regulations on Factoring

On, June 27, 2012, the MOC issued the Notice of the Ministry of Commerce on the Pilot Launch of Commercial Factoring, or the Commercial Factoring Notice, to the Tianjin Commission of Commerce and Shanghai Municipal Commission of Commerce. The Commercial Factoring Notice provides that duly established commercial factoring companies are allowed to provide enterprises with trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable, credit risk guarantee and other services.

On November 11, 2013, the General Office of Tianjin People’s Government revised the Measures on the Administration of the Pilot Program of Commercial Factoring in Tianjin, or the revised Tianjin Commercial Factoring Measures. According to the revised Tianjin Commercial Factoring Measures, commercial factoring shall refer to the process when the distributor (creditor) transfers its accounts receivables resulting from the sale of goods or services with the buyer (obligor) to commercial factoring companies, and commercial factoring companies provide the creditor with comprehensive business and trade services, including trade financing, management and collection of account receivable. The Tianjin Commercial Factoring Measures lay out the process to establish commercial factoring companies and the business scope of such kind of companies. Since it is a pilot program in Tianjin, such companies are also entitled to incentive policies.

Noah Group’s subsidiary Noah Factoring, through which we operate our factoring business, is a duly established commercial factoring company with its registered office in Tianjin. Commercial factoring is a new business area for Noah, and such relevant entity has conducted relevant business in accordance with laws and regulations.

Regulations on Private Schools

According to the Law on the Promotion of Private Schools promulgated by the SCNPC on June 29, 2013, or the 2013 Private Schools Law, a duly established private school shall be entitled to the status of a legal person and is required to receive a school establishment permit from a competent authority to complete the required registration. While the 2013 Private Schools Law further provided that a private school registered with the Administrative Authority for Industry and Commerce, or AIC, should be regulated under separate regulations to be formulated by the State Council, there were no further regulations promulgated by the State Council and on November 7, 2016, the SCNPC approved the revision of the 2013 Private Schools Law, or the revised Private Schools Law, effective September 1, 2017. The revised Private Schools Law deleted the provision concerning the separate regulation governing the AIC-registered private schools and it is common understanding that the provisions in the revised Private Schools Law will apply to the AIC-registered schools.

On December 30, 2016, the Detailed Implementation Rules on the Classified Registration of Private Schools, or the Private School Classified Registration Rules, was issued and took effect on the same date. According to the Private School Classified Registration Rules, for-profit private schools are required to register with AIC after obtaining the school establishment permit. However, there is no clear rule or regulation requiring that those AIC-registered schools established before September 1, 2017 are required to obtain a permit from a competent authority. Enoch Education, which operates our high net worth client education platform, was established prior to the effective date of the revised Private Schools Law and the Private School Classified Registration Rules and has not obtained such permit. If so required, Enoch Education will apply for such school establishment permit.

Regulations Relating to Cyber Security

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms.

Regulations on Labor Protection

On June 29, 2007, the SCNPC promulgated the Labor Contract Law, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such employees are deprived of such vacation time by employers, unless the employees waive such vacation days in writing. Although we are currently in compliance with the relevant legal requirements for terminating employment contracts with employees in our business operation, in the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, provisions of the Labor Contract Law may limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

Pursuant to the current Foreign Investment Catalog, the provision of consulting services, that we are engaged in, is a permitted area of foreign investment. Before March 2015, the onshore insurance brokerage business fell within the industries where foreign-invested companies are restricted. However, pursuant to the current version of the Foreign Investment Catalog, the onshore insurance brokerage business falls within the industries in which foreign investment is permitted.

On December 7, 2016, the State Planning Commission and the MOC released a draft version of the new Foreign Investment Catalog for public discussion. The draft version has divided the foreign investment industries into the permitted area and the “negative list” which includes the restricted area, the prohibited area as well as the permitted area in which certain requirements may apply to. While the final version has not released yet, the draft version provides that the onshore insurance brokerage business falls within the permitted area.

However, currently foreign-invested companies engaged in onshore insurance brokerage business are subject to more stringent requirements than Chinese domestic enterprises. Specifically, according to the guidance published on the official website of the CIRC, foreign investors of foreign-invested insurance brokerage companies are required to have, among other things, at least US$200 million of total assets and at least 30 years of track record in the insurance business.

In addition, pursuant to the current Foreign Investment Catalog and other relevant laws and regulations, value-added telecommunication services are restricted from foreign investment and foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce). Any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

Neither our PRC subsidiaries, nor any of their subsidiaries, currently meet all such requirements and therefore none of them is permitted to engage in the onshore insurance brokerage business. We conduct such business in China principally through contractual arrangements among Noah Group, our PRC subsidiary, and Noah Investment, our variable interest entity in the PRC, and Noah Investment’s shareholders. Noah Insurance, a subsidiary of Noah Investment, holds the licenses and permits necessary to conduct insurance brokerage activities in China. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, our PRC subsidiary, Noah Group, and Noah Holdings Limited, as described in “Item 4. Information on the Company—History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations; and

•	the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our onshore insurance brokerage business, mutual fund distribution and distribution of asset management plans sponsored by mutual fund management companies do not comply with PRC government restrictions on foreign investment in such business, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

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

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2016, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Value-added Tax

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay VAT, in lieu of business tax. Our applicable VAT tax rates are 3%, 6%, and 17%, according to Circular 36.

On December 21, 2016, the Notice on Clarification of Value-Added Tax Policies for Finance, Real Estate Development, Education Support Services, or Notice No. 140 was issued to explain the application of the Circular 36. According to Notice No. 140, for activities subject to value-added tax occurring in the course of asset management services, the manager of the asset management investment shall be the taxpayer. On December 30, the Tax Policy Division of the Ministry of Finance and the Goods and Services Tax Division of the State Administration of Taxation further explain several provisions in the Notice No. 140, stating that the asset management investments refer to the fund products, trust plans, wealth management products managed by asset management service provider.

Dividend Withholding Tax

Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings Limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2016. However, as there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether, if Noah Holdings Limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings Limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the State Administration of Taxation on August 28, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. Accordingly, Noah HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from Noah Technology and Noah Xingguang respectively, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations, and obtain the approvals required under the administrative measures described above. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

U.S. Foreign Account Tax Compliance Act

The United States has passed FATCA, which imposes a new reporting regime and, potentially, a 30% withholding tax on certain U.S.-source payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, and PRC regulations or guidance notes have not be published, we cannot assure you that we will not be adversely affected by this legislation in the future.

Common Reporting Standard

Similarly, the Organisation for Economic Cooperation and Development has developed a Common Reporting Standard, or CRS, and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by China and Hong Kong effective January 1, 2017. CRS and its implementing legislations in China and Hong Kong will require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. While CRS was modelled after FATCA, the scope, coverage and volume under CRS are significantly greater than that under FATCA. As such, even if FATCA does not have a material impact on our business or operations, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in China and Hong Kong in the future.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the MOC, SAFE and the National Development and Reform Commission or their local counterparts.

On March 30, 2015, SAFE issued SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continues to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

Regulations on Stock Incentive Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued the Individual Foreign Exchange Rule, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company issued by SAFE on March 28, 2007. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities in China and Hong Kong. We currently mainly operate our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

Name	Jurisdiction of Incorporation	Relationship with us
Shanghai Noah Investment (Group) Co., Ltd.(1)	China	Wholly owned subsidiary
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	China	Wholly owned subsidiary
Shanghai Noah Financial Services Corp.(2)	China	Wholly owned subsidiary
Kunshan Noah Xingguang Investment Management Co., Ltd.	China	Wholly owned subsidiary
Noah Holdings (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Shanghai Rongyao Information Technology Co., Ltd.	China	Wholly owned subsidiary
Zigong Noah Financial Service Co., Ltd.	China	Wholly owned subsidiary
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	China	Wholly owned subsidiary
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	China	Wholly owned subsidiary
Shanghai Noah Yijie Finance Technology Co., Ltd	China	Majority owned subsidiary
Noah Commercial Factoring Co., Ltd.	China	Majority owned subsidiary
Noah (Shanghai) Financial Leasing Co., Ltd	China	Wholly owned subsidiary
Noah Holdings International Limited	Hong Kong	Wholly owned subsidiary
Kunshan Noah Group Investment Management Co., Ltd.	China	Wholly owned subsidiary
Noah Insurance (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Gopher Holdings (Hong Kong) Limited	Hong Kong	Wholly owned subsidiary
Gopher International Investment Management (Shanghai) Limited	China	Wholly owned subsidiary
Shanghai Noah Investment Management Co., Ltd.	China	Consolidated affiliated entity
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	China	Consolidated affiliated entity
Gopher Asset Management Co., Ltd.(3)	China	Consolidated affiliated entity
Wuhu Gopher Asset Management Co., Ltd.	China	Consolidated affiliated entity
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	China	Consolidated affiliated entity

(1)	Formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.
(2)	Formerly known as Shanghai Noah Yuanzheng Investment Consulting Co., Ltd., and subsequently as Shanghai Noah Financial Services Co., Ltd.
(3)	Previously translated as “Tianjin Gefei Asset Management Co., Ltd.”

In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, a domestic company in China. During the past few years, we have gradually transitioned from a consulting services provider focusing on wealth management to a comprehensive integrated financial services group with capabilities in wealth management, asset management and internet financial services. On April 12, 2017, Shanghai Noah Rongyao Investment Consulting Co., Ltd., our PRC subsidiary, was renamed into Shanghai Noah Investment (Group) Co., Ltd. to better represent our future business plan.

We conduct our wealth management business in China primarily through our subsidiary Noah Financial Services. Our asset management business and onshore insurance brokerage business are conducted through Noah Investment and its subsidiaries. We conduct our overseas wealth management and asset management business through Noah Holdings (Hong Kong) Limited, our subsidiary in Hong Kong.

In March 2012, Noah Investment acquired 100% equity interest of Tianjin Gopher Asset Management Co., Ltd., or Tianjin Gopher, and Gopher Asset Management from Noah Financial Services at cost in order to facilitate the development of fund of funds, a part of our asset management business. Tianjin Gopher, Gopher Asset Management and their thirteen affiliated institutions have completed the private investment fund manager registration with AMAC, which enable such affiliated institutions to launch self-developed products at lower costs. Tianjin Gopher, Shanghai Gopher and Gopher Asset Management mainly serve as general partners in fund of private equity funds, secondary market equity funds and real estate funds. Such funds have invested in and plan to continue to invest in equity funds with portfolio companies that may prefer to remain wholly PRC-owned. As of the date of this annual report, Gopher Asset Management has grown to be the core of our asset management business, having become a leading asset management company in China focused on funds of funds in private equity, real estate, secondary market equity funds, credit products and family office business, offering both investment opportunities in RMB and US$ in all of the these products. In March 2016, Noah Upright, previously a subsidiary of Noah Investment, was restructured to be a subsidiary of Noah Financial Services through equity transfer. On December 19 2016, Noah Holdings Limited, Noah Investment, Noah Group, Gopher Holdings (Hong Kong) Limited, Gopher Holdings Limited, Gopher Asset Management and Beijing Sequoia Equity Investment Center (Limited Partnership), or Sequoia Mingde, an affiliate of Sequoia Capital China entered into an Investment and Cooperation Agreement, pursuant to which Sequoia Mingde acquired 8% of equity interests in Gopher International Investment Management (Shanghai) Co., Ltd., a majority-owned subsidiary of Gopher (Hong Kong) Holdings Limited.

We primarily conduct our internet financial service business through Shanghai Noah Yijie Finance Technology Co., Ltd., our majority-owned subsidiary. In July 2015, Beijing Sequoia Mingde Equity Investment Center (Limited Partnership), an affiliate of Sequoia Capital China, acquired 9.8% of equity interests in Shanghai Noah Yijie Finance Technology Co., Ltd., at purchase price of RMB31.6 million. We hold a 54.93% interest of Shanghai Noah Yijie Finance Technology Co., Ltd. as of the date of this annual report.

As foreign-invested companies engaged in onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under current PRC laws and regulations, our PRC subsidiaries and their subsidiaries, which are foreign-invested companies, do not meet all the requirements and therefore none of them is permitted to engage in the onshore insurance brokerage business. We conduct our onshore insurance brokerage business in China through Noah Investment and its subsidiaries, which are PRC domestic companies owned by our founders. Since we do not have equity interests in Noah Investment, in order to exercise effective control over its operations, in September 2007, Noah Group entered into certain contractual arrangements with Noah Investment and its shareholders.

Our contractual arrangements with Noah Investment and its shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (ii) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Noah Group; and (iii) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interest in Noah Investment to another PRC person or entity designated by us at any time at our discretion. We define “economic benefits” as the net income of and residual interests in Noah Investment and its subsidiaries. Through powers of attorney signed by all shareholders of Noah Investment, Noah Group has been granted the power of attorney to act on their behalf on all matters pertaining to Noah Investment and to exercise all of their rights as shareholders of Noah Investment. Through the exclusive support service agreement between Noah Investment and Noah Group, Noah Group has agreed to provide certain technical and operational consulting services and to license its intellectual property rights to Noah Investment in exchange for service fees. Pursuant to this agreement, the fees for the consulting services are determined by both parties based on actual services provided, after deducting costs and licensing fees. The licensing fees for the intellectual property are determined by both parties based on actual services provided on a quarterly basis. Through this agreement, we are entitled to fees that are equivalent to all of Noah Investment’s revenues for a given period. In addition, pursuant to the exclusive option agreement, Noah Investment’s shareholders are prohibited from transferring their equity interests to any third party, and Noah Investment is prohibited from declaring and paying any dividends without Noah Group’s prior consent. Through this arrangement, we can prevent leakage of any residual interests of Noah Investment. Through the share pledge agreement between Noah Investment’s shareholders and Noah Group, Noah Investment’s shareholders have pledged their shares to Noah Group to secure Noah Investment’s obligations under the exclusive support service agreement and the exclusive option agreement. If Noah Investment or its shareholders breach any of their obligations under the exclusive support service agreement or the exclusive option agreement, Noah Group, as the pledgee, will be entitled to foreclose on the pledged shares. As a result of these contractual arrangements, under GAAP, we are considered the primary beneficiary of Noah Investment and thus consolidate its results in our consolidated financial statements. Under PRC law, each of Noah Group and Noah Investment is an independent legal entity and neither of them is exposed to liabilities incurred by the other. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into among our PRC subsidiary, Noah Group, our variable interest entity and its shareholders may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.”

We conducted our commercial factoring business through Noah Factoring and our high net worth client education business through Enoch Education, both of which are majority-owned subsidiaries of Noah Group.

Contractual Arrangements

Exclusive Option Agreement. The shareholders of Noah Investment have entered into an exclusive option agreement with Noah Group in September 2007, under which the shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the higher of the minimum amount required by PRC law and an amount determined by Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. The term of this exclusive option agreement is ten years and will automatically extend for another ten years upon expiry if no party objects. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent.

Exclusive Support Service Agreement. Under the exclusive support service agreement entered into between Noah Investment and Noah Group in September 2007, Noah Investment engages Noah Group as its exclusive technical and operational consultant and under which Noah Group agrees to assist in arranging financing necessary to conduct Noah Investment’s operational activities. Noah Group will provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment shall pay to Noah Group service fees determined based on actual services provided. Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment shall pay license fees at the rates set by Noah Group. As of the date of this filing, Noah Group has not received any service fees from Noah Investment because Noah Group has not provided any service to Noah Investment yet. This agreement has a term of ten years, which will automatically extend for another ten years upon expiry if neither party objects.

Share Pledge Agreement. All shareholders of Noah Investment have entered into a share pledge agreement with Noah Group in September 2007, under which the shareholders pledged all of their equity interests in Noah Investment to Noah Group as collateral to secure their obligations under the exclusive option agreement and Noah Investment’s obligations under the exclusive support service agreement. If Noah Investment or its shareholders violates any of their respective obligations under the exclusive support service agreement or the exclusive option agreement, Noah Group, as the pledgee, will be entitled to certain rights, including the right to sell the pledged share interests. The term of the share pledge is same as that of the exclusive option agreement

Powers of Attorney. Each shareholder of Noah Investment has executed a power of attorney to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of Noah Investment, including the right to attend shareholders meeting, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interest in Noah Investment.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, our PRC subsidiary, Noah Group, and Noah Holdings Limited, as described in “Item 4. Information on the Company—History and Development of the Company,” both prior to our initial public offering and currently, comply with all existing PRC laws and regulations; and

•	the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our onshore insurance brokerage business and other business do not comply with PRC government restrictions on foreign investment in the onshore insurance brokerage business or other businesses, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.	Property, Plants and Equipment

Our Changyang and Qinghuangdao office sites in Shanghai, including wealth management, asset management and internet financial service businesses, consist of approximately 23,263 square meters of leased space. Our 185 branch offices lease approximately 42,055 square meters of office space in aggregate. Our overseas business is mainly conducted by our Hong Kong office, with 1,235 square meters of leased office space.

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

Overview

We derive revenues from three business segments: wealth management, asset management and internet financial services. We generate revenues primarily from (i) one-time commissions derived from wealth management products, paid by our product providers, underlying corporate borrowers or clients, based on the value of the wealth management products purchased by our clients; (ii) recurring service fees paid by our clients providers of certain types of wealth management products or underlying corporate borrowers, based on the value of such products purchased by our clients or the net asset value of the portfolio underlying the products purchased by our clients; (iii) performance based income from some funds, including real estate funds, private equity funds and secondary market equity funds, distributed, raised and managed by us as part of our wealth management and asset management business; and (iv) other service fees, primarily including (a) revenues from small short-term loan; (b) revenues generated by our internet financial service business.

We have experienced significant growth in recent years. Our net revenues increased from RMB1,528.5 million in 2014 to RMB2,119.9 million in 2015 and to RMB2,513.6 million (US$362.0 million) in 2016, representing a CAGR of 28.2%. We recorded net income attributable to our shareholders of RMB446.6 million in 2014, RMB535.8 million in 2015 and RMB643.8 million (US$92.7 million) in 2016. The net income amounts include the impact of non-cash charges relating to share-based compensation in an aggregate amount of RMB32.7 million in 2014, RMB67.7 million in 2015 and RMB79.2 million (US$11.4 million) in 2016.

Factors Affecting Our Results of Operations

We have benefited from the overall economic growth, the growing high net worth and mass affluent populations and the increasing demand for sophisticated and personalized wealth management solutions through different platforms in China, all of which we anticipate will continue to increase as the overall economy and the high net worth population and mass affluent population continue to grow in China. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on China’s wealth management services and asset management industry, which in turn may harm our business and results of operations.

Our financial condition and results of operations are more directly affected by factors specific to our company, primarily including the following:

•	number of clients;

•	average transaction value per client;

•	accumulated aggregate value of finance products with recurring service fees previously distributed by us;

•	product mix;

•	AUM;

•	operating cost and expenses.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients we serve. We primarily serve two types of clients: (i) registered individual clients, consisting of (a) high net worth individuals and (b) mass affluent individuals, which we serve through our internet financial service business, and (ii) enterprise and institutional clients affiliated with high net worth individuals. Our current core business is the distribution of wealth management products to high net worth individuals, which contributed 77.9%, 77.5% and 75.2% of our total revenues in 2014, 2015 and 2016, respectively. The number of our clients, particularly the number of our high net worth individual clients, is a key factor affecting our results of operations. An increasing number of high net worth individual clients may also result in a growing number of enterprise and institutional clients, as many high net worth individuals in China own or control small and medium-sized enterprises. In addition, our internet financial service business targets mass affluent individuals as part of its primary client base, although it also serves high net worth individuals. As our internet financial service business expands, we expect to serve an increasing number of mass affluent individuals, who form a significant portion of the expanding middle class in China.

The cumulative number of our registered clients increased from 70,557 as of December 31, 2017 to 99,019 as of December 31, 2015 and to 135,396 as of December 31, 2016, while the number of our active clients increased from 9,010 in 2014 to 12,573 in 2015 and to 12,027 in 2016. The total number of clients through our internet financial service platform increased from 28,985 as of December 31, 2014 to 277,372 as of December 31, 2015 and to 402,815 as of December 31, 2016. Although we generate no revenue from those registered clients who currently do not purchase products or services we distribute, with an increasing number of registered clients, we have the opportunity to introduce and recommend wealth management products that we distribute and asset management and internet financial services that we provide to a greater number of high net worth individuals and enterprise and institutional clients and accordingly may convert more registered clients into active clients. An increase in the number of active clients has contributed significantly to the growth of the total value of the products we distribute and the services we provide. We expect that the number of active clients will continue to be a key factor affecting our revenue growth. The number of new clients we may develop is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capacity and capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Average Transaction Value per Client

Average transaction value per client directly affects the total value of products we distribute and services we provide through our wealth management business, which in turn affects the amount of our revenue, primarily one-time commissions and recurring service fees. Average transaction value per client refers to the average value of wealth management products we distribute that are purchased by our active clients during a given period. The average transaction value per client for the wealth management business increased 11.9% from RMB7.0 million in 2014 to RMB7.9 million in 2015, and increased by 7.1% to RMB8.4 million (US$1.2 million) in 2016, primarily reflecting a change in product mix.

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

Product Mix

Our product mix affects our revenues and operating profit. For our wealth management business, we distribute to our clients five types of products that are originated in China and Hong Kong: (i) fixed income products which provide investors with prospective fixed rates of return; (ii) private equity funds, including investments in various private equity funds sponsored by domestic and international asset/fund management firms, real estate funds and fund of funds; (iii) secondary market equity funds; (iv) mutual funds; and (v) insurance products. For our asset management business, we offer four types of asset management investments: (i) private equity; (ii) real estate; (iii) secondary market; and (iv) other fixed income investments as well as family office services and multiple-strategy asset management services. Beginning in 2014, we also offer internet financial services, which include online financial services platform for mass affluent individuals, small short-term loans and transaction data processing and online services for independent financial advisors.

The composition and level of revenues that we derive from the products are affected by product type. The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For our wealth management business, we receive one-time commissions paid by our clients or by product providers or underlying corporate borrowers, calculated as a percentage of the value of the products that our clients purchase. In addition, we also receive recurring service fees or management fees where we are engaged by the product providers to provide recurring services to our clients who have purchased their products. We may also receive performance based income from some funds distributed by us, including real estate funds, private equity funds and secondary market equity funds. For our asset management business, we mainly receive management fees for all products we manage and performance-based income for some funds, especially those in the private equity, real estates and secondary market asset classes. We also generate revenues from other sources, primarily including (a) upfront subscription fees, management fees and redemption fees, paid by fund companies for distributing mutual fund products, (b) insurance brokerage commissions and (c) service fees paid by clients for the internet financial services we provide.

Wealth Management

The table below sets forth the total value of different types of wealth management products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed, during the periods indicated:

	Years Ended December 31,
	2014		2015		2016
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	40,212	63.5	36,621	37.0	64,494	9,289	63.6
Private equity fund products	11,971	18.9	31,917	32.2	27,545	3,967	27.2
Secondary market equity fund products	10,328	16.3	28,054	28.4	7,846	1,130	7.7
Other products	860	1.3	2,402	2.4	1,499	216	1.5

All products	63,371	100.0	98,994	100.0	101,385	14,602	100.0

In the fourth quarter of 2013, we increased the distribution of insurance products in order to better serve our customers. In 2014, our most popular insurance policies are high-coverage accident injury insurance and global medical insurance products, and we launched new high-end medical insurance, general accident insurance, aviation accident insurance, serious and terminal illness insurance and life insurance. Our domestic insurance brokerage business currently represents an insignificant percentage of our revenues, while our oversea insurance brokerage business grew rapidly in 2015 and 2016.

On February 22, 2012, CSRC granted Noah Upright, one of Noah Investment’s subsidiaries, a fund distribution license, and we started our fund distribution business thereafter. In 2013, we increased distribution of these products in response to an increase in the demand for liquidity management. Fees generated from insurance products and mutual fund products have been insignificant to our financial results in 2014, 2015 and 2016. Therefore, we combine the total value of these products in the table above.

Asset Management

We are growing our asset management business under Noah Investment. In May 2010, we started distributing our own fund of funds products under our management. These fund products’ lives typically range from 5 to 7 years. In 2012, we began distributing real estate funds under our management. Such real estate funds are either fixed income products or private equity fund products, depending on the underlying assets, and their lives range from 0.5 to 5 years. As we receive recurring service fees over the life cycle of these funds, our distribution of these products represent a source of steady flow of recurring revenues. Our net revenues generated from asset management services increased from RMB366.1 million in 2014 to RMB465.0 million in 2015 and to RMB531.8 million (US$76.6 million) in 2016. Revenues generated from asset management services now represent 21.2% of our overall total revenues. We also provide family office and discretionary portfolio management services business focused on ultra-high net worth and family office clients. In 2016, we continued our growth in this area by building deeper, long term client relationships and providing services for our family office clients.

The table below summarizes our AUM as of December 31, 2015 and 2016.

	As of December 31,
	2015		2016
	RMB in billions	%	RMB in billions	US$ in billions	%
Product type
Real estate investments	31.8	36.7	23.2	3.3	19.2
Private equity investments	37.9	43.7	61.7	8.9	51.0
Secondary market investments	10.7	12.3	8.3	1.2	6.9
Other investments	6.3	7.3	27.8	4.0	23.0

All products	86.7	100.0	120.9	17.4	100.0

Internet Financial Services

Starting from the second quarter of 2014, we began offering a range of internet financial services. We launched Cai Fu Pai, an internet financial service platform that provides financial products and services to mass affluent individuals in China. Through our Jintong Zhifu platform, we facilitate transaction data processing services by transferring customer data to licensed third-party payment related companies. Our internet financial service business generates service fees collected from clients for the services we provide and interest for small short-term loans collateralized by our financial products or real estate properties, through our Rong Yi Tong platform.

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

The number of our employees was 1,860, 2,688 and 2,823 as of December 31, 2014, 2015 and 2016, respectively. The increase was primarily a result from the expansion of our relationship managers, product design team and new business entities. We plan to continue to expand our coverage network, and anticipate that our operating expenses related to compensation and benefits will increase as a result of hiring new employees. However, as we continue to grow our business, we are focused on reducing other operating costs and expenses through leveraging economies of scale.

The number of our branch and sub-branch offices was 94, 135 and 185 as of December 31, 2014, 2015 and 2016, respectively. Our operating costs and expenses include share-based compensation charge related to the share options or restricted shares granted to employees. We expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees.

Key Components of Results of Operations

Net Revenues

Our net revenues are total revenues, net of business taxes and related surcharges, which ranged from 5.35% to 5.65% of gross revenue in 2014 and 2015. With the rollout of the Value-added Tax (“VAT”) reform on May 1, 2016, business tax is no longer applicable to us, and the applicable VAT rate is 3%, 6%, and 17%. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net of only VAT related surcharges, which range from 7.0% to 13.0% of VAT liabilities. We recorded net revenues of RMB1,528.5 million, RMB2,119.9 million and RMB2,513.6 million (US$362.0 million), respectively. Our net revenues come from three business segments: wealth management, asset management and internet financial services.

We derive revenues primarily from the following sources and business segments:

One-time commissions

•	for wealth management: we generally receive the one-time commission from our product providers, underlying corporate borrowers or clients upon the establishment of a wealth management product;

•	for asset management: we generally do not receive one-time commission for our directly managed funds.

Recurring service fees

•	for wealth management: (i) recurring service fees over the life cycle of the private fund products previously distributed by us to our clients, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds, at the establishment date of the wealth management product; (ii) recurring service fees for investments in funds focusing on mutual funds and insurance products, which are paid on a periodic basis and calculated daily as a percentage of the net asset value of the portfolio underlying the products purchased by our clients;

•	for asset management: includes recurring service fees over the life cycle of the funds managed by us, which are paid on a periodic basis and typically calculated as a percentage of the total value of investments in the underlying funds previously distributed by us to our clients;

Performance based income are revenues generated from some funds, distributed, raised and/or managed by us;

Other service fees are derived from small short-term loans, our internet financial service business and other businesses.

•	for internet financial services: service fees paid by clients for the online platform, small, short-term loan services or transaction data processing and related service we provide.

•	for wealth management: revenues generated from our Enoch education business, and other services;

The table below sets forth the amounts of total one-time commissions, recurring service fees, performance based income and other service fees, respectively, for our wealth management business, asset management business and internet financial service business, respectively, for the periods indicated:

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Wealth Management Business
Revenues:
One-time commissions	423,218,934	390,668,384	809,461,138	116,586,654
Recurring service fees	243,619,600	334,983,117	413,085,113	59,496,632
Performance based income	7,952,243	141,773,493	11,143,779	1,605,038
Other service fees	13,246,685	69,447,545	67,435,787	9,712,774
Third-party net revenues	688,037,462	936,872,539	1,301,125,817	187,401,097
One-time commissions	180,943,785	424,354,473	318,554,406	45,881,378
Recurring service fees	342,603,359	324,182,643	347,818,641	50,096,304
Performance based income	2,444,365	—	706,390	101,741
Other service fees	75,050	393,683	722,009	103,991
Related party net revenues	526,066,559	748,930,799	667,801,446	96,183,414

Total revenues	1,214,104,021	1,685,803,338	1,968,927,263	283,584,511
Less: business taxes and related surcharges	(68,598,144)	(88,285,200)	(37,274,715)	(5,368,676)

Net revenues	1,145,505,877	1,597,518,138	1,931,652,548	278,215,836

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Asset Management Business
Revenues:
One-time commissions	—	520,001	1,184,221	170,563
Recurring service fees	76,313,477	66,309,348	61,915,165	8,917,639
Performance based income	16,680,481	52,165,537	8,596,434	1,238,144
Other service fees	—	512,475	—	—
Third-party net revenues	92,993,958	119,507,361	71,695,820	10,326,346
One-time commissions	—	4,333,018	2,887,327	415,862
Recurring service fees	217,438,078	310,730,732	427,907,685	61,631,526
Performance based income	73,897,688	53,825,293	38,793,992	5,587,497
Other service fees	1,105,055	—	—	—
Related party net revenues	292,440,821	368,889,043	469,589,004	67,634,885

Total revenues	385,434,779	488,396,404	541,284,824	77,961,231
Less: business taxes and related surcharges	(19,319,443)	(23,408,513)	(9,474,316)	(1,364,585)

Net revenues	366,115,336	464,987,891	531,810,508	76,596,645

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Internet Financial Service Business
Revenues:
Other service fees	16,732,441	58,330,241	50,358,068	7,253,070
Third-party net revenues	16,732,441	58,330,241	50,358,068	7,253,070
Recurring service fees	30,326	—	—	—
Other service fees	856,695	166,123	1,065,914	153,524
Related party net revenues	887,021	166,123	1,065,914	153,524

Total revenues	17,619,462	58,496,364	51,423,982	7,406,594
Less: business taxes and related surcharges	(755,784)	(1,074,552)	(1,314,268)	(189,294)

Net revenues	16,863,678	57,421,812	50,109,714	7,217,300

In the past, our one-time commissions from our wealth management business accounted for more than half of our net revenues. Starting in 2013, our recurring service fees constituted more than half of our net revenues, primarily due to an increase in assets under our management.

We also receive performance-based revenues from some funds previously distributed by us and funds for which we serve as the general partners. For more details about performance-based income, please refer to “Item 4. Information On The Company—B. Business Overview—Our Products and Services—Asset Management Investments.”

Operating Cost and Expenses

Our operating cost and expenses currently consist of compensation and benefits, selling expenses, general and administrative expenses and other operating expenses, offset by certain government subsidies that we receive. The following table sets forth the components of our operating cost and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
Operating cost and expenses:
Compensation and benefits	(737,460,338)	48.2	(1,164,492,379)	54.9	(1,300,403,960)	(187,297,128)	51.7
Selling expenses	(147,265,810)	9.6	(263,815,409)	12.4	(322,667,518)	(46,473,789)	12.8
General and administrative expenses	(151,626,278)	9.9	(170,929,513)	8.1	(234,488,066)	(33,773,306)	9.3
Other operating expenses	(29,961,830)	2.0	(94,624,304)	4.5	(151,087,419)	(21,761,115)	6.0
Government subsidies	90,931,462	(5.9)	132,709,712	(6.3)	162,364,268	23,385,319	(6.5)

Total operating cost and expenses	(975,382,794)	63.8	(1,561,151,893)	73.6	(1,846,282,695)	(265,920,019)	73.5

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers and investment professionals, share-based compensation expenses, bonus related to performance-based income, and salaries and bonuses for our middle-office and back-office employees. In 2014, 2015 and 2016, we incurred commission expenses to our relationship managers of RMB213.7 million, RMB370.2 million and RMB371.4 million (US$53.5 million), respectively, representing 14.0%, 17.5% and 14.8% of our net revenues in the same period, respectively. We anticipate that our compensation and benefits will continue to increase as we hire more relationship managers for our existing and new branch offices and distribute more wealth management products. In addition, there is an increase in commission rates to relationship managers driven by the change in product mix to more products with recurring service fees and longer durations, which is in line with the market trend.

Share-Based Compensation Expenses

Our operating cost and expenses include share-based compensation expenses due to grants of stock options to our employees and directors and the vesting of restricted shares. Share-based compensation was included in compensation and benefits for the years ended December 31, 2014, 2015 and 2016, respectively. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	%
Share options	9,043,829	0.6	33,912,040	1.6	39,008,208	1.5
Restricted shares	23,647,858	1.5	33,760,448	1.6	40,163,109	1.6

Total share-based compensation	32,691,687	2.1	67,672,488	3.2	79,171,317	3.1

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

On July 1, 2016, we granted options to purchase a total of 372,850 ordinary shares to our newly appointed independent directors at an exercise price of US$38.72. The options have a four-year vesting schedule with 25% of each option vesting on the first anniversary of the applicable grant date and the remainder vesting ratably over the next 36 months.

We recorded RMB9.0 million, RMB33.9 million and RMB39.0 million (US$5.6 million) for share-based compensation expenses related to share options expenses in 2014, 2015 and 2016, respectively. 128,457, 49,887 and 62,430 share options were exercised during 2014, 2015 and 2016, respectively. As of December 31, 2016, there was RMB117.7 million unrecognized compensation expenses related to unvested share options granted under our share incentive plan, which is expected to be recognized over a weighted-average period of 2.66 years.

Restricted Shares

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

On July 1, 2016, we issued 106,719 restricted shares in accordance with the provisions of the 2010 share incentive plan to certain employees. The restrictions on these restricted shares have a four-year vesting schedule, with restrictions on 25% of the restricted shares to be removed on the first anniversary of the issue date and the remainder to be removed ratably over the next 36 months.

On November 1, 2016, we issued 8,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to an independent director. The restrictions on these restricted shares have a two-year vesting schedule, with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date.

On December 19, 2016, we issued 8,000 restricted shares in accordance with the provisions of the 2010 share incentive plan to an independent director. The restrictions on these restricted shares have a two-year vesting schedule, with 25% of the options vesting on the vesting commencement date, 25% vesting on the first anniversary date and the remaining 50% vesting on the second anniversary date.

As of December 31, 2016, there was RMB59.3 million in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.38 years.

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

PRC

Our PRC subsidiaries and our PRC variable interest entity and their respective subsidiaries were established in the PRC and as such are subject to value-added tax, education surtax and urban maintenance and construction tax on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue- producing transaction at combined rates ranging from 5.35% to 5.65%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) at our accounting policy decision under GAAP. We have elected to report such business tax and related surcharges on a net basis as a reduction of revenues. Business tax and related surcharges of RMB88.7 million, RMB112.8 million and RMB48.1 million (US$6.9 million) are deducted from our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively. With the rollout of the Value-added Tax (“VAT”) reform on May 1, 2016, business tax is no longer applicable to us, and the applicable VAT rate is 3%, 6%, and 17%. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net of only VAT related surcharges, which range from 7.0% to 13.0% of VAT liabilities. We recorded net revenues of RMB1,528.5 million, RMB2,119.9 million and RMB2,513.6 million (US$362.0 million), respectively.

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

Critical Accounting Policies

We prepare financial statements in accordance with GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Consolidation of Variable Interest Entities

As foreign-invested companies engaged in the onshore insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Noah Group, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in the onshore insurance brokerage business in China. Therefore, our founders decided to conduct the onshore insurance brokerage business in China through Noah Investment, our variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. In addition, we currently conduct our asset management business and certain other restricted services in China through Noah Investment and its subsidiaries.

Since we do not have any equity interests in Noah Investment, in order to exercise effective control over its operations, through Noah Group, we entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from Noah Investment. The exclusive option agreement and power of attorney provide us effective control over Noah Investment and its subsidiaries, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because we have both the power to direct the activities of Noah Investment that most significantly affect its economic performance and the right to receive substantially all of the benefits from Noah Investment, we are deemed the primary beneficiary of Noah Investment. Accordingly, we have consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the exclusive option agreement or a guarantee of subsidiary performance under the share pledge Agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the exclusive support service agreement or loans payable/receivable under the loan agreement).

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

We also make equity investments in entities that are considered VIEs and perform evaluation on an ongoing basis to determine whether we are the primary beneficiary of any of these investments. See accounting policy for “investments in affiliates” below.

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

Affiliated companies are entities over which we have significant influence, but do not have control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in limited partnerships of more than 3% to 5% have generally been viewed as more than minor so that may imply significant influence. We also consider that we have significant influence over the funds that we serve as general partner or fund manager of, and our ownership interest in these funds as limited partner is generally lower than 3%. We do not consolidate the funds of which we serve as general partner or fund manager of, mainly because substantive kick-out rights exist and are exercisable by non-related limited partners of these funds, and/or we are not the primary beneficiary of these funds. We have early adopted ASU 2015-02 as of December 31, 2015 and ASU 2016-17 and concluded that none of the existing funds require consolidation under the new guidance. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operation and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

Under ASU 2015-02, the service fees we earn, including carried interest earned in the capacity of general partner or fund manager, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

In evaluating whether the limited partnership investment funds which we managed as general partner are VIEs or not, we firstly assessed whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, we further assesses whether any interest it has constitutes a variable interest. Before 2015, all limited partnerships we managed as general partner had substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore were not deemed VIEs. Since 2015, some of the newly formed limited partnerships we manage as general partner do not have substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed VIEs not consolidated by us due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

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

We account for these investments using the equity method of accounting due to the fact that we have significant influence on these investees. We recorded investments in affiliates of RMB326.2 million and RMB 539.2 million (US$77.7 million) as of December 31, 2015 and 2016, respectively and income from equity in affiliates of RMB13.6 million, RMB21.4 million and RMB 22.3 million (US$3.2 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

Revenue Recognition

We derive revenue from distributing wealth management products and providing recurring services to our clients over the duration of the wealth management product, which is typically several years. Prior to a client’s purchase of a wealth management product, we provide the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client.

We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes and surcharges.

One-time commissions. Upon establishment of a wealth management product, we earn a one-time commission paid by our clients, product providers or the underlying corporate borrowers calculated as a percentage of the wealth management products purchased by our clients. We enter into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

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

Recurring Service Fees. Recurring service fees depend on the types of wealth management products we distribute and/or manage and are calculated as either (1) a percentage of the total capital commitments of investments made by the investors or (2) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

Multiple Element Arrangements. We enter into multiple element arrangements when a product provider or underlying corporate borrowers engages us to provide both wealth management product distribution and recurring services. We also provide both wealth management product distribution and recurring services to funds that we serve as general partner or fund manager.

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

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We historically had provided wealth management product distribution services on a stand-alone basis but the volume of such services has been significantly decreased in recent years. Therefore, VSOE is no longer available for our wealth management product distribution services. We have not sold our recurring services on a stand-alone basis, so no VSOE exists for recurring services.

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

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered, product lifecycles, and pricing strategies and practices. The Group has used BESP to allocate the selling price of wealth management product distribution service and recurring services under these multiple element arrangements.

Revenue for the respective units of accounting is also recognized in the same manner as described above.

Performance-based Income. In a typical arrangement in which we serve as fund manager, and in some cases in which we serve as distributor, except for secondary market funds of funds, we are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fees are typically calculated and distributed when the cumulative return of the fund can be determined (ie. investment gains are realized), and is not subject to clawback provisions. We do not accrue any performance-based income when the investment gains are not realized.

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

Other Service Fees. We also derived revenues from small short-term loan, internet financial service business and payment-related service, which were recorded as other service fees and represented 1.0%, 0.4%, and 0.6% of our total net revenue for the year ended December 31, 2016.

From November 2013, we started offering small short-term loan services. Revenue is recognized when there are probable economic benefits to us and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable. We do not charge prepayment penalties to customers.

In 2014, we started internet financial service business to provide financial services to mass affluent individuals in China through our proprietary internet financial platforms. Revenues derived from internet financial service business is recorded in other service fees.

Our transaction data processing entity provides information processing services by transferring payment information to licensed third-party payment related companies and charges the customers fixed transaction fees based on the number of transactions it facilitates. We recognize the transaction fees as revenue.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Revenues
Third-party revenues:
One-time commissions	423,218,934	391,188,385	810,645,359	116,757,217
Recurring service fees	319,933,077	401,292,465	475,000,278	68,414,270
Performance-based income	24,632,724	193,939,030	19,740,213	2,843,182
Other service fees	29,979,126	128,290,261	117,793,855	16,965,844

Third-party revenues	797,763,861	1,114,710,141	1,423,179,705	204,980,513
Related party revenues:
One-time commissions	180,943,785	428,687,491	321,441,733	46,297,239
Recurring service fees	560,071,763	634,913,375	775,726,326	111,727,830
Performance-based income	76,342,053	53,825,293	39,500,382	5,689,238
Other service fees	2,036,800	559,806	1,787,923	257,514

Related-party revenues	819,394,401	1,117,985,965	1,138,456,364	163,971,821
Total Revenues	1,617,158,262	2,232,696,106	2,561,636,069	368,952,334
Less: business taxes and related surcharges	(88,673,371)	(112,768,265)	(48,063,299)	(6,922,555)

Net Revenues	1,528,484,891	2,119,927,841	2,513,572,770	362,029,779

Operating cost and expenses:
Compensation and benefits	(737,460,338)	(1,164,492,379)	(1,300,403,960)	(187,297,128)
Selling expenses	(147,265,810)	(263,815,409)	(322,667,518)	(46,473,789)
General and administrative expenses	(151,626,278)	(170,929,513)	(234,488,066)	(33,773,306)
Other operating expenses	(29,961,830)	(94,624,304)	(151,087,419)	(21,761,115)
Government subsidies	90,931,462	132,709,712	162,364,268	23,385,319

Total operating cost and expenses	(975,382,794)	(1,561,151,893)	(1,846,282,695)	(265,920,019)

Income from operations:	553,102,097	558,775,948	667,290,075	96,109,760

Other income (expenses):
Interest income	38,901,980	39,698,790	39,537,775	5,694,624
Interest expenses	—	(16,050,359	(19,288,813)	(2,778,167)
Investment income	23,552,297	51,954,918	48,537,737	6,990,888
Other income (expense), net	(13,961,307)	455,030	(2,531,621)	(364,629)
Total other income	48,492,970	76,058,379	66,255,078	9,542,716

Income before taxes and income from equity in affiliates	601,595,067	634,834,327	733,545,153	105,652,476
Income tax expense	(151,293,021)	(129,885,747)	(157,996,588)	(22,756,242)
Income from equity in affiliates	13,583,865	21,352,767	22,342,896	3,218,046

Net income	463,885,911	526,301,347	597,891,461	86,114,280
Less: net income (loss) attributable to non-controlling interests	17,333,060	(9,522,737)	(40,601,294)	(5,847,803)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	—	—	(5,335,678)	(768,498)

Net income attributable to Noah Holdings Limited shareholders	446,552,851	535,824,084	643,828,433	92,730,581

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 18.6% from RMB2,119.9 million for the year ended December 31, 2015 to RMB2,513.6 million (US$362.0 million) for the year ended December 31, 2016. The increase was attributable to increases in one-time commission revenues and recurring service fees.

•	For the wealth management business, our net revenues from one-time commissions increased by 39.5% from RMB772.3 million for the year ended December 31, 2015 to RMB1,106.7 million (US$159.4 million) for the year ended December 31, 2016, primarily due to the aggregate value of the wealth management products distributed by us. Our net revenues from recurring service fees increased by 19.5% from RMB624.6 million for the year ended December 31, 2015 to RMB746.5 million (US$107.5 million) for the year ended December 31, 2016, mainly due to the cumulative effect of wealth management products with recurring service fees previously distributed by us. Our net revenues from performance-based income for the full year 2016 were RMB11.6 million (US$1.7 million), a 91.3% decrease from 2015, primarily due to a decrease in performance-based income from secondary market products distributed by us. Our net revenues from other service fees for the full year 2016 were RMB66.9 million (US$9.6 million), representing a 48.2% increase from 2015.

•	For the asset management business, our net revenues from one-time commissions were RMB4.0 million (US$0.6 million) for the year ended December 31, 2016 as compared to RMB4.6 million for the year ended December 31, 2015. Our net revenues from recurring service fees increased by 34.1% from RMB359.0 million for the year ended December 31, 2015 to RMB481.2 million (US$69.3 million) for the year ended December 31, 2016, mainly due to the increase in assets under management by us, which was partially offset by the impact of lower management fee rates due to a change in composition of asset types under management. Our net revenues from performance-based income for the full year 2016 were RMB46.6 million (US$6.7 million), a 53.9% decrease from the full year 2015, primarily due to a year-over-year decrease in performance-based income received for positive performance of secondary market investments by us.

•	For the internet financial service business, our net revenues were RMB50.1 million (US$7.2 million), a 12.7% decrease from RMB57.4 million for the full year 2015, mainly due to the modification of the business model starting from the second half of 2015.

Operating cost and expenses. Operating cost and expenses increased by 18.3% from RMB1,561.2 million in the year ended December 31, 2015 to RMB1,846.3 million (US$265.9 million) in the year ended December 31, 2016. The increase in operating costs and expenses was primary driven by increased expenses related to marketing and client engagement events, and increased rental expenses due to office expansion and relocation.

For the wealth management business, our operating cost and expenses increased by 24.2% from RMB1,131.5 million in the year ended December 31, 2015 to RMB1,405.6 million (US$202.5 million) in the year ended December 31, 2016.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the full year 2016 were RMB1,000.3 million (US$144.1 million), a 16.9% increase from 2015. In 2016, relationship manager compensation increased by 9.7% from 2015. Other compensation for the full year 2016 increased by 27.3% from 2015, primarily due to increases in both the number of back-office employees and share-based compensation.

•	Selling expenses increased by 28.1% from RMB219.3 million in the year ended December 31, 2015 to RMB281.0 million (US$40.5 million) in the year ended December 31, 2016, primarily due to an increase in marketing initiatives and rental fees.

•	General and administrative expenses for the full year 2016 were RMB120.8 million (US$17.4 million), a 53.2% increase from 2015, primarily due to increased rental and related expenses and depreciation.

•	Other operating expenses, which include other costs incurred directly in relation to our revenues, for the full year 2016 were RMB82.1 million (US$11.8 million), an increase of 53.7% from 2015. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies increased from RMB76.0 million in the year ended December 31, 2015 to RMB78.4 million (US$11.3 million) in the year ended December 31, 2016.

For the asset management business, our operating cost and expenses decreased by 3.2% from RMB217.4 million in the year ended December 31, 2015 to RMB210.5 million (US$30.3 million) in the year ended December 31, 2016.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the full year 2016 were RMB165.2 million (US$23.8 million), a 10.0% decrease from the full year 2015. The decrease was primarily due to less performance-based compensation to fund managers as lower performance based income was recognized in the full year 2016 compared with the corresponding period in 2015.

•	Selling expenses for the full year 2016 were RMB16.2 million (US$2.3 million), a 6.4% decrease from 2015, primarily due to an increase in expenses related to brand promotion.

•	General and administrative expenses for the full year 2016 were RMB77.2 million (US$11.1 million), a 44.2% increase from 2015, primarily due to increased consulting fee.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB83.9 million (US$12.1 million) in government subsidies in the full year 2016, compared to RMB56.3 million in 2015.

For the internet financial service business, our operating costs and expenses for the full year 2016 were RMB230.1 million (US$33.1 million), an increase of 8.4% from 2015, and represent our expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting our internet financial service business. Operating costs and expenses primarily consisted of compensation and benefits of RMB135.0 million (US$19.4 million), selling expenses of RMB25.5 million (US$3.7 million), general and administrative expenses of RMB36.5 million (US$5.3 million) and other operating expenses of RMB33.1 million (US$4.8 million).

Interest Income. Interest income decreased to RMB39.5 million (US$5.7 million) for the year ended December 31, 2016 from RMB39.7 million for the year ended December 31, 2015.

Interest Expenses. Interest expenses were RMB19.3 million (US$2.8 million) for the year ended December 31, 2016, as compared to RMB 16.1 million for the year ended December 31, 2015, primarily due to the issuance of our convertible note in 2015.

Investment Income. Investment income was RMB48.5 million (US$7.0 million) for the year ended December 31, 2016, as compared to RMB52.0 million for the year ended December 31, 2015, primarily due to a decrease in financial investments.

Income Tax Expense. Income tax expense increased by 21.6% to RMB158.0 million (US$22.8 million) for the year ended December 31, 2016 from RMB129.9 million for the year ended December 31, 2015, primarily due to an increase in taxable income.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited increased by 20.2% from RMB535.8 million for the year ended December 31, 2015 to RMB643.8 million (US$92.7 million) for the year ended December 31, 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our net revenues increased by 38.7% from RMB1,528.5 million for the year ended December 31, 2014 to RMB2,119.9 million (US$327.3 million) for the year ended December 31, 2015. The increase was attributable to increases in one-time commission revenues, recurring service fees and performance-based income.

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

For the internet financial service business, our net revenues were RMB57.4 million (US$8.9 million), a 241.1% increase from RMB16.8 million for the full year 2014, primarily because this is a fast growing business segment for the Company.

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

For the internet financial service business, our operating costs and expenses for the full year 2015 were RMB212.3 million (US$32.8 million), an increase of 166.9% from 2014, and represent the Company’s expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting the Company’s internet financial service business. Operating costs and expenses primarily consisted of compensation and benefits of RMB125.1 million (US$19.3 million), selling expenses of RMB27.3 million (US$4.2 million), general and administrative expenses of RMB38.5 million (US$5.9 million) and other operating expenses of RMB21.8 million (US$3.4 million).

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

Foreign Currency

The exchange rate between U.S. dollar and RMB has increased from RMB6.4778 per U.S. dollar as of December 31, 2015 to RMB6.943 per U.S. dollar as of December 31, 2016. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3. Key Information—D. Risk Factors – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date”, which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein. We currently expect to adopt ASU 2014-09 and related topics in the first quarter of 2018, and are evaluating which transition approach to use.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have impact on our consolidated balance sheets classification upon adoption.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, “Contingent Put and Call Options in Debt Instruments” clarifying the assessment of whether contingent call or put options that can accelerate the payment of principal on debt instruments are clearly and closely related to the economic characteristics and risks of their debt hosts, a criteria in assessing whether to bifurcate an embedded derivative. The new pronouncement clarifies the exercise contingency and the event triggering the contingency does not need to be evaluated in the clearly and closely analysis relative to interest rates or credit risks. Rather, the call or put would be evaluated as a derivative regardless of the exercise contingency. Further, if an entity is no longer required to bifurcate a put or call option per the new guidance, the entity has a one-time option to irrevocably elect to measure that debt instrument in its entirety at fair value with changes in fair value recognized in earnings. ASU No. 2016-06 is effective for annual periods beginning after December 15, 2016 and early adoption is permitted. The ASU should be applied using the modified retrospective basis to existing instruments as of the beginning of the annual period of adoption. We early adopted ASU No. 2016-06 as of December 31, 2016. The adoption of this pronouncement did not have a material impact on our consolidated financial statements of the prior reporting period.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The ASU will not impact our consolidated balance sheets classification upon adoption.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740). Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. The ASU will not impact our consolidated balance sheets upon adoption.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties under Common Control (“ASU 2016-17”). This guidance in ASU 2016-17 states that reporting entities deciding whether they are primary beneficiaries no longer have to consider indirect interests held through related parties that are under common control to be the equivalent of direct interests in their entirety. Reporting entities would include those indirect interests on a proportionate basis. The Group has adopted this new guidance and has applied the guidance retrospectively beginning with the annual period in which the amendments in ASU 2015-02 were adopted in 2015.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The update applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The update addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows, and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our Series A preferred shares, the net proceeds from our initial public offering and the net proceeds from the issuance of our convertible note through private placement in early 2015. Our principal uses of cash for the years ended December 31 2014 were for operating activities, primarily employee compensations and rental expenses. Starting from the year ended December 31, 2015, in addition to operating activities, we started to invest heavily in information systems. In 2013, we used RMB47.6 million to pay an annual dividend and RMB19.6 million to repurchase ADSs. In 2014, we did not pay any dividend or repurchase any shares. In 2015, we used RMB44.6 million (US$6.9 million) to repurchase ADSs. No dividend was paid for the year ended December 31, 2015. In 2016, we used RMB12.6 million (US$1.9 million) to repurchase ADSs. As of December 31, 2016, we had RMB2,982.5 million (US$429.6 million) in cash and cash equivalents, consisting of cash on hand and demand deposits which are unrestricted as to withdrawal and use and which have original maturities of three months or less from their respective dates of purchase. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months.

In March 2014, Noah Financial Services, our wholly owned subsidiary, entered into a RMB50 million revolving credit facility agreement with PingAn Bank Co., Ltd., which expired in March 2015.

In February 2015, we issued an aggregate principal amount of US$80 million of convertible notes through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The convertible notes bear interest at a rate of 3.5% per annum from the issuance date and mature in February 2020. The holders will have the right, at the holders’ option, to require us to repurchase for cash on February 3, 2018 or on the maturity date, or upon a fundamental change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB753.6 million, RMB1,234.0 million and RMB1,325.4 million (US$190.9 million) as of December 31, 2014, 2015 and 2016, respectively. The increase in the restricted portion from 2014 to 2015 was mainly due to an increase in the number of our PRC subsidiaries and increase of statutory reserves. The restricted assets of our variable interest entity amounted to RMB294.9 million, RMB438.9 million and RMB344.4 million (US$49.6 million) as of December 31, 2014, 2015 and 2016, respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net cash provided by operating activities	589,637,901	675,132,348	686,247,631	98,840,218
Net cash used in investing activities	(93,518,339)	(759,462,206)	(883,794,899)	(127,292,943)
Net cash provided by (used in) financing activities	60,448,133	462,771,650	994,635,081	143,257,249
Effect of exchange rate changes	6,426,044	4,276,967	52,498,078	7,561,296
Net increases in cash and cash equivalents	562,993,739	382,718,759	849,585,891	122,365,820
Cash and cash equivalents at the beginning of the period	1,187,211,176	1,750,204,915	2,132,923,674	307,204,908
Cash and cash equivalents at the end of the period	1,750,204,915	2,132,923,674	2,982,509,565	429,570,728

Operating Activities

Net cash provided by operating activities in 2016 was RMB686.2 million (US$98.8 million), primarily as a result of net income of RMB597.9 million (US$86.1 million), adjusted by non-cash charges from operating activities of RMB122.7 million (US$17.7 million), which primarily included share-based compensation expenses of RMB79.2 million (US$11.4 million) and depreciation and amortization of RMB61.3 million (US$8.8 million), partially offset by gain from equity in affiliates of RMB22.3 million (US$3.2 million). Net cash provided by proceeds of products purchased through our internet financial services business in 2016 was RMB125.0 million (US$18.0 million).

Net cash provided by operating activities in 2015 was RMB675.1 million, primarily as a result of net income of RMB526.3 million, adjusted by non-cash charges from operating activities of RMB81.1 million, which primarily included share-based compensation expenses of RMB67.7 million, changes in operating assets and liabilities arising from (i) an increase in payroll accrual and welfare expenses of RMB174.2 million, and (ii) an increase in other current liabilities of RMB167.6 million, offset principally by purchases of available-for-sale investments through internet financial service business RMB118.4 million and changes in operating assets and liabilities arising from (x) an decrease in deferred revenue of RMB29.3 million (y) an increase in amounts due from related parties of RMB86.4 million, (z) an increase in accounts receivable of RMB54.3 million. The significant increases of amounts due from related parties and accounts receivable are due to the increase of revenues.

Net cash provided by operating activities in 2014 was RMB589.6 million, primarily as a result of net income of RMB463.9 million, changes in operating assets and liabilities arising from (i) an increase in payroll accrual and welfare expenses of RMB141.9 million, (ii) an increase in other current liabilities of RMB79.2 million and (iii) an increase in income taxes payable of RMB40.0 million, offset principally by changes in operating assets and liabilities arising from (x) an increase in amounts due from related parties of RMB93.8 million, (y) an increase in other current assets of RMB30.1 million and (z) an increase in deferred tax assets and liabilities of RMB22.1 million. The increase in deferred revenue was primarily attributable to the increase in certain wealth management products, primarily private equity fund products and products with real estate or real estate related businesses as underlying assets. Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. The total number of wealth management products with prepayments from product providers increased from 33 as of December 31, 2013 to 57 as of December 31, 2014.

We typically received most of one-time commissions and recurring service fees after they accrued and we have no bad debt. Our accounts receivable and amounts due from related parties amounted to RMB260.9 million, RMB360.6 million and RMB643.0 million (US$92.6 million) as of December 31, 2014, 2015 and 2016, respectively. The increase in accounts receivable was primarily due to higher revenues as a result of an increase in aggregate value of wealth management products distributed by us.

Investing Activities

Net cash used in investing activities in 2016 was RMB883.8 million (US$127.3 million), primarily attributable to RMB192.4 million (US$27.7 million) of investment in affiliates, RMB511.2 million (US$73.6 million) used by pledged factoring receivables net of purchases and collections, RMB106.5 million (US$15.3 million) in loans to related parties, RMB91.2 million (US$13.1 million) for purchase of long-term investment, RMB101.4 million (US$14.6 million) of purchases of property and equipment, and RMB119.3 million (US$17.2 million) net cash outflow for held-to-maturity securities while partially offset by RMB229.8 million (US$33.1 million) net cash inflow for available-for-sale investment and a net RMB8.4 million (US$1.2 million) in originated loans disbursement to third parties.

Net cash used in investing activities in 2015 was RMB759.5 million (US$117.2 million) primarily attributable to RMB94.4 million (US$14.6 million) of investment in affiliates, RMB222.4 million (US$34.3 million) for purchase of long-term investment and RMB323.6 million (US$50.0 million) net cash outflow for available-for-sale investment while partially offset by proceeds from net sale of held-to-maturity securities of RMB21.2 million (US$3.3 million), RMB136.3 million (US$21.0 million) of purchases of property and equipment, and a net RMB89.3 million (US$13.8 million) in originated loans disbursement to third parties.

Net cash used in investing activities in 2014 was RMB93.5 million primarily due to purchases of trading securities investments of RMB218.3 million and purchases of available-for-sale investments of RMB111.9 million, offset principally by principal collection of loans originated of RMB1,167.0 million, proceeds on trading securities investments of RMB306.1 million and proceeds from maturity of held-to-maturity securities of RMB122.0 million, and loans originated of RMB1,162.2 million.

Financing Activities

Net cash provided by financing activities was RMB994.6 million (US$143.3 million) in 2016 due to the net of proceeds and payments related to the transfer of the right to the factoring receivables of RMB500 million (US$72.0 million), proceeds from partial sale of the asset management business of RMB336.0 million (US$48.4 million) and non-controlling interests of subsidiaries of RMB166.7 million (US$24.0 million), proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB4.5 million (US$0.7 million) and partly offset by share repurchase of RMB12.6 million (US$1.8 million).

Net cash provided by financing activities was RMB462.8 million in 2015, consisting of proceeds from convertible notes of RMB518.2 million, net contributions from non-controlling interests of subsidiaries of RMB34.8 million, proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB4.4 million, and partly offset by share repurchase of RMB44.6 million and repayment of short-term bank borrowings of RMB50.0 million.

Net cash provided by financing activities was RMB60.4 million in 2014, consisting of short-term bank borrowings of RMB50.0 million, contributions from non-controlling interests of subsidiaries of RMB8.0 million and proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB4.1 million.

Capital Expenditures

Our capital expenditures were RMB59.5 million, RMB136.3 million and RMB101.4 million (US$14.6 million) for the years ended December 31, 2014, 2015 and 2016, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

C.	Research and Development, Intellectual Property

Research and Development

None.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish our products and services from those of our competitors and contribute to our competitive advantage in the high net worth wealth management services industry and asset management industry. We rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our relationship managers, investment professionals and other employees, our product providers and other contractors. We have forty-one registered trademarks in China, eight registered trademarks in Hong Kong, twelve registered trademarks in Taiwan and one hundred and three registered domain names worldwide.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
Operating Lease	358,938,635	71,839,452	111,734,208	80,444,475	94,920,500
Convertible notes*	615,430,310	19,440,400	38,880,800	557,109,110	—

Note:

*	The amounts of contractual obligations of convertible notes include both principal and interest.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the wealth management services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China, our failure to manage growth, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	45	Co-founder, chairman and chief executive officer
Zhe Yin	43	Co-founder, director and chief executive officer of Gopher Asset Management
Boquan He	57	Co-founder and independent director
Chia-Yue Chang	57	Director
Neil Nanpeng Shen	48	Director
May Yihong Wu	50	Independent director
Tze-Kaing Yang	61	Independent director
Jinbo Yao	41	Independent director
Zhiwu Chen	55	Independent director
Kenny Lam	42	President
Shang Yan Chuang	35	Chief financial officer
Harry B. Tsai	55	Chief operating officer

Ms. Jingbo Wang is our co-founder and has been our chairman of the board of directors and chief executive officer since our inception. Ms. Wang has over twenty years of experience in the asset and wealth management services industry. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as the head of the private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as a deputy head of ABN AMRO Xiangcai Fund Management Co., Ltd., a joint venture fund management company, from February 2002 to August 2003, and the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was the financial controller and general manager for the settlement center of Chengpu Group from September 1994 to December 1999. Ms. Wang received her master’s degree in management and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from the Global CEO Program of China Europe International Business School in 2009.

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

Ms. Chia-Yue Chang has been our director since August 2007 and the chief executive officer of Noah Upright since 2011. Ms. Chang has 28 years of experience in the asset management industry with in-depth knowledge about developing business in a dynamic financial world. Ms. Chang was the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Asia Ltd. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen is currently Founding and Managing Partner of Sequoia Capital China, a co-founder of Ctrip.com and Home Inns, Trustee of Brookings Institution, Trustee of the Asia Society and Member of Hong Kong Financial Services Development Council. Mr. Shen was named in the “Forbes Global Midas List” from 2012 to 2016 as the highest ranking investor from China, “50 Most Influential Business Leaders in China” and “30 Most Influential Investors in China” by Fortune Magazine in 2015 and 2016, “Top 100 Venture Capitalists” by CB Insights partnered with The New York Times in 2016, “Figure of the Year” by “Figure” Magazine in 2015, “25 Most Influential Business Leaders” by China Entrepreneur Magazine from 2014 to 2016, “The Best Business Leaders in China: New Economy Hero of the Year” by China Business Network in 2016, “Venture Capital Professional of the Year” by AVCJ in 2010 and 2015, and “Top Ten Economic Figures of the Year” by CCTV in 2006. Mr. Shen received his master’s degree from the School of Management at Yale University and his bachelor’s degree from Shanghai Jiao Tong University.

Ms. May Yihong Wu has served as our independent director since November 2010. Ms. Wu has served as the chief strategy officer of Homeinns Hotel Group, a leading economy hotel chain based in China and listed on the NASDAQ Global Market until April 2016, and now a subsidiary of BTG Homeinns Group, listed on Shanghai Stock Exchange. From September 2010 to July 2013, she was an independent director, a member of the audit committee and the corporate governance and nomination committee of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE listed company at that time. From April 2010 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a NYSE listed company at that time. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and services sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Tze-Kaing Yang has served as our independent director and the chairperson of the audit committee since May 2015. Mr. Yang is currently the Chairman and CEO of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He also serves as the director of ASUSTeK Computer and the Taiwan Stock Exchange, and the independent director of ASRock and DBS Bank (Taiwan). Mr. Yang was previously the Deputy Minister of Finance in Taiwan, managing director and acting chairman of Bank of Taiwan, president of China Development Industrial Bank. He was also the executive secretary of National Development Industrial Bank. Mr. Yang holds an MBA from the University of Illinois at Urbana-Champaign and a Ph.D. in Business Administration from National Chengchi University in Taiwan. Mr. Yang teaches Investment Banking and Venture Capital courses in the MBA Program at National Chengchi University in Taiwan.

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

Dr. Zhiwu Chen has been our independent director since January 2014. He is the Director of the Asia Global Institute (AGI) and the Victor and William Fung Professor in Economics at the University of Hong Kong (HKU). Prior to joining HKU, he was professor of finance for 17 years at Yale University (1999-present), Associate Professor at Ohio State University (1995-1999) and Assistant Professor at University of Wisconsin – Madison (1990-1995). Dr. Chen is on the International Advisory Board of the China Securities Regulatory Commission (CSRC), the Global Advisory Council of China Minsheng Investment Group (CMIG), and on the board of directors at both IDG Energy Investment and the Bank of Communications. He is also a member of the Global Agenda Councils, World Economic Forum. Dr. Chen was on the Board of Trustees of the Yale China Association, the 12th and 13th Five-Year Plan Advisory Commission to the Beijing Municipal Government, chief academic advisor to two 10-episode CCTV documentary series, “Wall Street” and “Money”, and chief advisor to Permal Group. Dr. Chen previously served on the Expert Advisory Board for the formation of the China Investment Corporation (CIC) in 2007, and on the board of directors at PetroChina (2011-17), Lord Abbett China (2007-2015), Jiayuan.com International (2011-2012), and China Eagle Securities Corp (2002-05). He was co-founder and partner of ZEBRA Capital Management from 2001 to March 2011, and co-chairman of ValuEngine Inc. from 1997 to 2004. Dr. Chen received his PhD in financial economics from Yale University in 1990; MS in systems engineering from Changsha Institute of Technology in 1986; and BS in computer science from Central-South University in 1983.

Mr. Kenny Lam has been our president since March 2015. Mr. Lam has over 17 years of experience in strategic, operational and management transformations in the financial industry. Prior to joining our company, he was a Global Senior Partner at McKinsey & Company, a co-leader of its Asia Financial Institution Practice, and Head of Asia Private Banking and Asset Management Practice. He has led transformational programs for leading financial institutions across China, India, Taiwan, Singapore, Hong Kong, Korea and Japan on a wide range of strategic, financial and operational topics and was McKinsey’s expert on private banking and wealth management. Before McKinsey, he worked at the U.S. law firm Shearman & Sterling LLP in New York and Hong Kong, counseling multinational corporations in various M&A transactions and NYSE/Nasdaq public offerings. Mr. Lam received his master’s degree in law with honors from Oxford University and his bachelor’s degree in finance magna cum laude from the Wharton School of the University of Pennsylvania, where he was a Joseph Wharton Scholar and a Benjamin Franklin Scholar.

Mr. Shang Yan Chuang has been our chief financial officer since September 2016. Mr.Chuang has extensive experience in financial services. In March 2011, he joined Noah as a Director of Investment Relations and Corporate Development. In 2012, he founded Noah Holdings (Hong Kong) Limited, one of our major businesses, and served as its Executive Director and Chief Executive Officer until January 2016. Prior to joining Noah, Mr. Chuang was a senior executive at Bank of America Merrill Lynch in Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang graduated Magna Cum Laude with a Bachelor of Science in Finance from Stern School of Business at New York University.

Mr. Harry B. Tsai has been our chief operating officer since January 2012. Prior to joining our company, he was the Executive Vice President of Yuanta Securities of Taiwan since July 2008. Prior to that, Mr. Tsai served as the Chief Operating Officer of ABN AMRO China from July 2004 to July 2008, and the Executive Director of Strategic IT Asset Management of ABN AMRO Management Services Ltd (London) from September 2003 to July 2004. Before this, he was the chief operating officer of ABN AMRO Taiwan from August 1997 to August 2003. Between 1989 and 1997, Mr. Tsai worked in the U.S. for major financial institutions such as Household Financial Services and American Express Financial Advisors. Mr. Tsai holds a master’s degree of science in chemical engineering from University of Southern California. Mr. Tsai also holds an MBA in finance from University of Illinois, Urbana-Champaign.

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

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB19.1 million (US$2.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

The 2008 Plan

Under the 2008 plan, the maximum number of shares in respect of which options or restricted shares may be granted is 8% of the shares in issue on the date the offer or grant of an option or a restricted share is made. As of April 13, 2017, options to purchase an aggregate number of 58,851 Class A ordinary shares have been granted and outstanding, and no restricted shares were issued and outstanding.

The following table summarizes, as of April 13, 2017, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

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

The following table summarizes, as of April 13, 2017, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2008 plan.

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

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 2,315,000 shares. As of April 13, 2017, options to purchase an aggregate number of 762,569 Class A ordinary shares have been granted and outstanding and 100,745 restricted shares have been issued and outstanding.

The following table summarizes, as of April 13, 2017, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zhiwu Chen	*	39.29	December 13, 2013	December 13, 2023
May Yihong Wu	*	31.10	February 25, 2014	February 25, 2024
Jingbo Wang	*	27.82	April 15, 2014	April 15, 2024
Zhe Yin	*	27.82	April 15, 2014	April 15, 2024
Chia-Yue Chang	*	27.82	April 15, 2014	April 15, 2024
Harry B. Tsai	*	27.82	April 15, 2014	April 15, 2024
May Yihong Wu	*	26.86	May 7, 2014	May 7, 2024
Other Individuals as a Group	398,500	27.82	April 15, 2014	April 15, 2024
Jingbo Wang	*	34.74	May 5, 2015	May 5, 2025
Zhe Yin	*	34.74	May 5, 2015	May 5, 2025
Chia-Yue Chang	*	34.74	May 5, 2015	May 5, 2025
Shang Yan Chuang	*	34.74	May 5, 2015	May 5, 2025
Harry B. Tsai	*	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	345,200	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	41.54	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	58.70	May 5, 2015	May 5, 2025
Jingbo Wang	*	38.72	July 1, 2016	July 1, 2026
Zhe Yin	*	38.72	July 1, 2016	July 1, 2026
Chia-Yue Chang	*	38.72	July 1, 2016	July 1, 2026
Shang Yan Chuang	*	38.72	July 1, 2016	July 1, 2026
Harry B. Tsai	*	38.72	July 1, 2016	July 1, 2026
Other Individuals as a Group	308,100	38.72	July 1, 2016	July 1, 2026

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of April 13, 2017, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares	Date of Issuance
May Yihong Wu	*	Issued upon conversion of options on May 21, 2012 and August 6, 2014
May Yihong Wu	*	November 10, 2012
Jingbo Wang	*	February 4, 2013
Zhe Yin	*	February 4, 2013
Chia-Yue Chang	*	February 4, 2013
Harry B. Tsai	*	February 4, 2013
Other Individuals as a Group	*	Issued upon conversion of options on May 21, 2012
Other Individuals as a Group	*	February 4, 2013
Other Individuals as a Group	*	April 15, 2014
May Yihong Wu	*	November 1, 2014
Jinbo Yao	*	December 19, 2014
Tze-Kaing Yang	*	May 1, 2015
Kenny Lam	*	May 5, 2015
Other Individuals as a Group	*	May 5, 2015
Harry B. Tsai	*	July 1, 2016
Kenny Lam	*	July 1, 2016
Other Individuals as a Group	*	July 1, 2016
May Yihong Wu	*	November 1, 2016
Jinbo Yao	*	December 19, 2016

Notes:

*	Less than 1% of our total outstanding share capital.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2010 plan.

•	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our Class A ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted Class A ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

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

Audit Committee. Our audit committee consists of Mr. Tze-Kaing Yang, Mr. Zhiwu Chen and Ms. May Yihong Wu, and is chaired by Mr. Tze-Kaing Yang. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 1,860, 2,688 and 2,823 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees by function as of December 31, 2016:

Functional Area	Number of Employees	% of Total
Relationship managers	1,169	41.4%
Corporate management and administrative personnel	765	27.1%
Product development	388	13.7%
Sales and marketing	501	17.7%

Total	2,823	100.0%

Of our employees as December 31, 2016, 1,415 were located in Shanghai and 1,408 in other cities.

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

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares, as of April 13, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of April 13, 2017, we had 28,306,328 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,915,640	24.4
Zhe Yin(3)	1,682,802	5.9
Boquan He(4)	1,639,872	5.8
Chia-Yue Chang(5)	2,040,102	7.2
Neil Nanpeng Shen(6)	3,800,001	13.4
May Yihong Wu	*	*
Tze-Kaing Yang	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Kenny Lam	*	*
Shang Yan Chuang	*	*
Harry B. Tsai	*	*
All Directors and Officers as a Group	16,245,293	57.4

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,915,640	24.4
Affiliates of Sequoia Capital China	3,800,001	13.4
Jia Investment Co., Ltd.(8)	2,040,102	7.2
Quan Investment Co., Ltd.(9)	1,639,872	5.8
Yin Investment Co., Ltd.(10)	1,682,802	5.9
Affiliates of Greenwoods Asset Management Limited(11)	1,381,333	4.9

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Except for Messrs. Boquan He, Neil Nanpeng Shen, May Yihong Wu, Tze-Kaing Yang, Jinbo Yao and Zhiwu Chen, the business address of our directors and executive officers is No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, People’s Republic of China.
(2)	Represents 6,915,640 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(3)	Represents 1,682,802 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents 2,040,102 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(6)	Represents 3,800,001 ordinary shares in the form of restricted ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprise Limited, a company wholly owned by Mr. Nanpeng Shen. Mr. Shen is a managing director of Sequoia Capital China, an affiliate of the Sequoia Capital China funds. Mr. Shen disclaims beneficial ownership with respect to the shares held by the affiliates of Sequoia Capital China, except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.
(7)	Jing Investors Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

(8)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Represents 1,381,333 ordinary shares in the form of ADSs held by Greenwoods Asset Management Limited, Greenwoods Asset Management Holdings Limited, Unique Element Corp and Jinzhi Jiang. Information presented herein is based on the Schedule 13G filed by such persons with the SEC on February 12, 2015. The business address of Greenwoods Asset Management Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY11111, the Cayman Islands. The business address of Greenwoods Asset Management Holdings Limited and Unique Element Corp is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. The business address of Mr. Jiang is Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135.

To our knowledge, as of April 13, 2017, 15,218,965 of our Class A ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program; this number includes 41,132 Class A ordinary shares of treasury stock. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Loan Agreements

In October 2007, each shareholder of Noah Investment entered into a loan agreement with Noah Group. The principal amounts of the loans to these shareholders were RMB27.0 million (US$4.3 million) in aggregate. The loans were solely for their respective investment in the equity interests in Noah Investment. These loans were subsequently restructured in June 2009 through loans funded by Noah Group and then granted to such shareholders by an intermediary bank. In December 2013, these loans were further restructured and each shareholder of Noah Investment re-entered into a new no-interest loan agreement with Noah Group. The principal amounts of such no-interest loans to these shareholders were the same as that of the initial loans. The loan agreements will expire in December 2023 and will automatically renew unless terminated in writing by either party.

Transactions with Shareholders and Affiliates

In 2013, we entered into one financial advisory service agreement with Sequoia Capital Investment Management (Tianjin) Co., Ltd. Under the agreement, we will provide services for the formation and management of four funds sponsored by Sequoia Capital Management (Tianjin) Co., Ltd. We charged 1.0% of the total fund subscription amount as one-time commission and half of the recurring services fees charged by Sequoia Capital Investment Management (Tianjin) Co., Ltd. as our recurring service fee. In 2014, 2015 and 2016, we recorded one-time commission of RMB3.0 million, nil and nil, respectively, and recurring services fees of RMB52.7 million, RMB47.9 million and RMB42.4 million, respectively. As of December 31, 2016, there was no amount due from Sequoia Capital Investment Management (Tianjin) Co., Ltd. and such funds.

In July 2015, Sequoia Mingde entered into a share purchase agreement with us to purchase 9.8% of the equity shares of Shanghai Noah Yijie Finance Technology Co., Ltd. for a consideration of RMB31.6 million (US$5.0 million).

In December 2016, Shanghai Qinjie Investment (Limited Partnership), a fund managed by Shanghai Gopher, acquired 9.88% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd, at purchase price of RMB150 million through the issuance of Series B shares. This acquisition diluted the shares of Shanghai Yafu to 7.5% and the shares of Beijing Sequoia Mingde Equity Investment Center (Limited Partnership) to 8.6%.

In December 2016, Sequoia Mingde, acquired 8% of the equity interest of New Gopher, a newly established subsidiary of the company, at a purchase price of RMB336 million, with a precondition that all unrestricted asset management business should be transferred from Gopher Asset Management to New Gopher (the “business restructuring”). In addition, Sequoia provided a RMB 12 million no-interest bearing loan to Gopher Asset Management and has the right to convert the loan to no less than 8% of equity interests of Old Gopher before finalization of the business restructuring. The total investment, including the loan, is redeemable by Sequoia Mingde at a price equal to the initial investment plus a compound annual interest rate of 8% if the business restructuring fails.

In May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. We manage contractual funds as fund manager and earn management fee and/or carried interest from second half of 2014. During the years ended December 31, 2014, 2015 and 2016, significant related party transactions related to these funds were as follows:

i)	In 2014, we recorded one-time commissions of RMB31.4 million and recurring services fees of RMB97.3 million from investee funds of Gopher Asset Management. In 2015, we recorded one-time commissions of RMB87.1 million (US$13.4 million) and recurring services fees of RMB109.2 million (US$16.9 million) from investee funds of Gopher Asset Management. In 2016, we recorded one-time commissions of RMB29.1 million (US$4.2 million), recurring services fees of RMB128.6 million (US$18.5 million) and performance-based income of RMB6.0 million (US$0.9 million) from investee funds of Gopher Asset Management. As of December 31, 2016, the amount due from such investee funds was RMB76.7 million (US$11.1 million).

ii)	In 2014, we recorded one-time commissions of RMB2.6 million and recurring services fees of RMB25.2 million from investee funds of Tianjin Gopher. In 2015, we recorded one-time commissions of nil and recurring services fees of RMB25.0 million (US$3.9 million) from investee funds of Tianjin Gopher. In 2016, we recorded one-time commissions of nil and recurring services fees of RMB34.9 million (US$5.0 million) from investee funds of Tianjin Gopher. As of December 31, 2016, the amount due from such investee funds was RMB5.7 million (US$0.8 million).

iii)	In 2014, we recorded one-time commissions of RMB1.5 million and recurring services fees of RMB15.7 million from investee funds of Kunshan Jingzhao. In 2015, we recorded one-time commissions of nil and recurring services fees of RMB7.8 million (US$1.2 million) from investee funds of Kunshan Jingzhao. In 2016, we recorded one-time commissions of nil , recurring services fees of RMB5.4 million (US$0.8 million) and performance-based income of RMB0.6 million (US$93.6 thousand) from investee funds of Kunshan Jingzhao. As of December 31, 2016, the amount due from such investee funds was RMB10.2 million (US$1.5 million).

iv)	In 2014, we recorded one-time commissions of RMB13.4 million and recurring services fees of RMB79.7 million from investee funds of Wuhu Gopher. In 2015, we recorded one-time commissions of RMB20.6 million (US$3.2 million), recurring services fees of RMB51.8 million (US$8.0 million) and performance-based income of RMB14.3 million (US$2.2 million) from investee funds of Wuhu Gopher. In 2016, we recorded one-time commissions of RMB166.8 million (US$24.0 million), recurring services fees of RMB79.3 million (US$11.4 million) and performance-based income of RMB16.1 million (US$2.3 million) from investee funds of Wuhu Gopher. As of December 31, 2016, the amount due from such investee funds was RMB158.3 million (US$22.8 million).

v)	In 2014, we recorded one-time commissions of RMB6.8 million and recurring services fees of RMB20.3 million from investee funds of Shanghai Gopher Languang. In 2015, we recorded one-time commissions of RMB66.0 million (US$10.2 million), recurring services fees of RMB148.4 million (US$22.9 million) and performance-based income of RMB5.7 million (US$0.9 million) from investee funds of Shanghai Gopher Languang. In 2016, we recorded nil one-time commissions, recurring services fees and performance-based income from investee funds of Shanghai Gopher Languang. As of December 31, 2016, there was no amount due from such investee funds.

vi)	In 2014, we recorded nil one-time commissions and recurring services fees of RMB10.3 million from investee funds of Chongqing Gopher Longxin. In 2015, we recorded nil one-time commissions, recurring services fees of RMB2.7 million (US$0.4 million) and performance-based income of RMB10.7 million (US$1.7 million) from investee funds of Chongqing Gopher Longxin. In 2016, we recorded nil one-time commissions, recurring services fees of RMB5.6 million (US$0.8 million) from investee funds of Chongqing Gopher Longxin. As of December 31, 2016, there was no amount due from such investee funds.

vii)	In 2014, we recorded one-time commissions of RMB21.6 million and recurring services fees of RMB31.4 million from investee funds of Gopher Capital. In 2015, we recorded one-time commissions of RMB163.1 million (US$25.2 million), recurring services fees of RMB116.2 million (US$17.9 million) and other service fee of RMB5.2 thousand (US$0.8 thousand) from investee funds of Gopher Capital. In 2016, we recorded one-time commissions of RMB42.8 million (US$6.2 million), recurring services fees of RMB164.5 million (US$23.7 million) and performance-based income of RMB0.4 million (US$54.8 thousand) from investee funds of Gopher Capital. As of December 31, 2016, the amount due from such investee funds was RMB50.5 million (US$7.2 million).

viii)	In 2014, we recorded one-time commissions of RMB2.6 million and recurring services fees of RMB37.3 million from investee funds of Hangzhou Vanke. In 2015, we recorded nil one-time commissions and recurring services fees of RMB3.8 million (US$0.6 million) from investee funds of Hangzhou Vanke. In 2016, we recorded nil one-time commissions and recurring services fees of RMB2.6 million (US$0.4 million) from investee funds of Hangzhou Vanke. As of December 31, 2016, the amount due from such investee funds was RMB0.4 million (US$54.0 thousand).

ix)	In 2014, we recorded nil one-time commissions and recurring services fees of RMB7.0 million from Wuhu Bona. In 2015, we recorded nil one-time commissions and recurring services fees of RMB8.8 million (US$1.4 million) from Wuhu Bona. In 2016, we recorded nil one-time commissions and recurring services fees of RMB7.7 million (US$1.1 million) from Wuhu Bona. As of December 31, 2016, the amount due from such investee funds was RMB5.0 million (US$0.7 million).

x)	In 2014, we recorded one-time commissions of RMB13.7 million and recurring services fees of RMB94.5 million from Wanjia Win-Win. In 2015, we recorded one-time commissions of RMB0.1 million (US$19.6 thousand) and recurring services fees of RMB44.8 million (US$6.9 million) from Wanjia Win-Win. In 2016, we recorded one-time commissions of nil and recurring services fees of RMB7.4 million (US$1.1 million) and performance-based income of RMB6.9 million (US$1,0 million) from Wanjia Win-Win. As of December 31, 2016, the amount due from Wanjia Win-Win was RMB9.7 million (US$1.4 million).

xi)	In 2014, we recorded one-time commissions of RMB57.2 million and recurring services fees of RMB71.2 million from investee funds of Shanghai Gopher Asset Management Co., Ltd., or Shanghai Gopher, one of our affiliates. In 2015, we recorded one-time commissions of RMB1.6 million (US$0.2 million) and recurring services fees of RMB17.4 million (US$2.7 million) from investee funds of Shanghai Gopher. In 2016, we recorded one-time commissions of RMB66.0 million (US$9.5 million) , recurring services fees of RMB243.4 million (US$35.1 million) and performance-based income of RMB4.7 million (US$0.7 million) from investee funds of Shanghai Gopher. As of December 31, 2016, the amount due from such investee funds was RMB75.6 million (US$10.9 million).

xii)	In 2014, we recorded one-time commissions of RMB3.6 million and recurring services fees of RMB4.9 million from investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., or Shanghai Gopher Zhengda Damuzhi, one of our affiliates. In 2015, we recorded nil one-time commissions and recurring services fees of RMB4.5 million (US$0.7 million) from investee funds of Shanghai Gopher Zhengda Damuzhi. As of December 31, 2016, there was no amount due from such investee funds.

xiii)	In 2014, we recorded one-time commissions of RMB16.9 million, recurring services fees of RMB1.1 million and performance-based income of RMB0.1 million from fund managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., or Gopher Nuobao (Shanghai), one of our affiliates. In 2015, we recorded one-time commissions of RMB90.2 million (US$13.9 million), recurring services fees of RMB38.3 million (US$5.9 million) and performance-based income of RMB23.1 million (US$3.6 million) from fund managed by Gopher Nuobao (Shanghai). In 2016, we recorded one-time commissions of RMB14.7 million (US$2.1 million), recurring services fees of RMB44.4 million (US$6.4 million) and performance-based income of RMB4.7 million (US$0.7 million) from fund managed by Gopher Nuobao (Shanghai).As of December 31, 2016, amount due from such fund was RMB24.6 million (US$3.6 million).

In 2014, Shanghai Yafu Investment Consulting Co., Ltd., or Shanghai Yafu, an investment vehicle of Noah’s employees, acquired 10% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd. upon formation of the entity. In July 2015, Sequoia Mingde, acquired 9.8% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd., at a purchase price of RMB31.6 million. The capital injection of Sequoia Mingde in 2015 into Shanghai Noah Yijie Finance Technology Co., Ltd. diluted the ownership of shanghai Yafu from 10.00% to 8.55%.

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

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our ADS holders will be paid to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depository Shares.”

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

In 2016, the trading price of our ADSs on the New York Stock Exchange ranged from US$20.38 to US$28.85 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Trading Price (US$)
	High	Low
2012	8.87	4.10
2013	25.51	5.64
2014	25.60	12.35
2015	37.96	16.90
First quarter	23.47	16.90
Second quarter	37.96	23.37
Third quarter	30.06	18.66
Fourth quarter	33.55	22.11
2016	28.85	20.38
First quarter	28.43	20.38
Second quarter	26.97	22.26
Third quarter	28.85	23.98
Fourth quarter	27.21	21.74
Monthly Highs and Lows
October 2016	27.43	23.41
November 2016	25.46	22.20
December 2016	24.72	21.33
January 2017	23.80	21.64
February 2017	26.30	23.01
March 2017	28.79	25.38
April 2017 (through April 9, 2017)	26.65	25.34

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our memorandum and articles of association, as well as the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law, insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our Class A ordinary shares and Class B ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to Cayman Islands law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by our board of directors. Our company may also repurchase any of our shares provided that our shareholders shall have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with the provisions of Articles 17 and 17A of our articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the State Administration of Taxation in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2016.

However, since the EIT Law and the Implementation Rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Zhong Lun Law Firm advises us that although our company is not controlled by any PRC company or company group, we may be deemed to be a PRC resident enterprise under the EIT Law. Zhong Lun Law Firm further advises us that if we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and the Implementation Rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from PRC enterprise income tax. However, as there is still uncertainty as to how the EIT Law and the Implementation Rules will be interpreted and implemented, we cannot assure investors in our ADSs or ordinary shares that we are eligible for such PRC enterprise income tax exemptions or reductions for any subsequent taxable year.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-U.S. tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2016, we believe that we were not a PFIC for that year. However, the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. If we are treated as a PFIC with respect to a U.S. Holder for any year during which such U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder will generally be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or certain other dispositions of our ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distributions are treated as “excess distributions” under U.S. federal income tax rules, as described below. Also, as described below, if we are treated as a PFIC with respect to a U.S. Holder for any year, such U.S. Holder generally would not be able to benefit from any preferential tax rate (if any) with respect to any dividend distributions that such U.S. Holder receives from us in that year or in following years. Certain elections may be available, however, as described below, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure U.S. Holders that we will not be a PFIC for our current taxable year ending December 31, 2017 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. For example, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2017 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

Further, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then we would likely be treated as a PFIC.

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

Also, if we are a PFIC for any taxable year during which a U.S. Holders holds ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to their ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, they will be deemed to have sold the ADSs or ordinary shares they hold at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC, nor treated as such with respect to U.S. Holders, for U.S. federal income tax purposes.

Dividends

Subject to the PFIC rules discussed above, any cash distributions (including the amount of any PRC tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for our taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Our ADSs are currently listed on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States and that, assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the year in which the dividend is paid or the preceding taxable year, we are therefore a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the EIT Law, we may be eligible for the benefits under the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and that, again assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the year in which the dividend is paid or the preceding taxable year, we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Specified Foreign Financial Assets

Individual U.S. Holders and certain domestic entities may be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his, her or its behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, which is our reporting currency. We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although starting from June 2015, the trend of appreciation changed and the Renminbi started to depreciate against the U.S. dollar gradually. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There still remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2016, we had an RMB or Hong Kong dollar or New Taiwan dollar denominated cash balance of US$303.1 million and a U.S. dollar denominated cash balance of US$126.5 million. Assuming we had converted the U.S. dollar denominated cash balance of US$126.5 million as of December 31, 2016 into RMB at the exchange rate of US$1.00 for RMB6.943 as of December 31, 2016, this cash balance would have been RMB878.4 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by expenses incurred by convertible notes outstanding and interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2016, the principal amounts of our convertible notes were approximately US$80 million (RMB555.4 million), which carry a degree of interest rate risk.

As of December 31, 2016, we had RMB433.7 million invested in fixed income products with a weighted average duration of approximately 2 years.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was nil in 2016.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2016 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

The effectiveness of internal control over financial reporting as of December 31, 2016 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2016.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2016 of the Company and our report dated April 21, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP

Shanghai, China

April 21, 2017

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2015	2016
	(RMB)
Audit fees(1)	5,214,283	6,388,827
Audit-related fees(2)	552,946	500,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.

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

On July 8, 2015, our board of directors approved a share repurchase program, which authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs over the course of one year. The share repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, or in block trades and subject to restrictions relating to volume, price and timing.

On July 8, 2016, our board of directors approved a share repurchase program, which extended the previous share repurchase program that was effective for one year from July 8, 2015 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs over the course of one year. The share repurchase may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, or in block trades and subject to restrictions relating to volume, price and timing. On December 20, 2016, our board of directors approved a written trading plan for the purpose of repurchasing up to $20 million of our issued and outstanding ADSs in accordance with Rule 10b5-1 pursuant to, and as part of, the share repurchase program approved by our board of directors on July 8, 2016. The December 20, 2016 10b5-1 plan was subsequently rolled over on March 29, 2017 and its term extended to May 19, 2017. Effective on April 13, 2017, 2,492,146 of our ADSs held as treasury shares were cancelled.

As of December 31, 2016, we had purchased 2,574,410 ADSs for approximately US$20.5 million, inclusive of transaction charges, under the share repurchase plans.

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

ITEM 19	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (File No. 001-34936), as amended, initially filed with the Commission on January 29, 2016)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

2.5	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit (a)(1) from our S-8 registration statement (File No. 333- 170167), as amended, filed with the Commission on March 15, 2016)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

4.3	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	English translation of the Exclusive Option Agreement between Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6

English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the Share Pledge Agreement between Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

4.9	English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Investment (Group) Co., Ltd.( formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014).

4.10	Convertible Note Purchase Agreement by and among the Registrant and Keywise Greater China Master Fund, dated January 27, 2015 (with schedule of material differences among different convertible note purchase agreements attached) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on April 24, 2015)

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairman and Chief Executive Officer

Date: April 21, 2017

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2015 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and subsidiaries (the “Company”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Noah Holdings Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 21, 2017

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2016 of the Company and our report dated April 21, 2017 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2017

Noah Holdings Limited

Consolidated Balance Sheets

	As of December 31
	2015	2016	2016
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,132,923,674	2,982,509,565	429,570,728
Restricted cash	1,000,000	1,000,000	144,030
Short-term investments (including short-term investments measured at fair value of RMB496,565,847 and RMB154,594,435, as of December 31, 2015 and 2016, respectively)	560,073,899	299,174,435	43,090,081
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2015 and December 31, 2016	122,346,687	204,131,815	29,401,097
Amounts due from related parties	238,236,268	438,839,542	63,206,041
Loans receivable, net of allowance for loan losses of RMB1,334,502 and RMB1,150,707 as of December 31, 2015 and December 31, 2016, respectively	132,109,897	113,919,956	16,407,887
Factoring receivables	—	604,176,000	87,019,444
Deferred tax assets	—	—	—
Other current assets	75,141,655	88,778,883	12,786,819
Total current assets	3,261,832,080	4,732,530,196	681,626,127
Long-term investments (including long-term investments measured at fair value of RMB10,069,729 and nil, as of December 31, 2015 and 2016, respectively)	251,781,945	346,920,327	49,966,920
Investment in affiliates	326,155,843	539,176,511	77,657,570
Property and equipment, net	196,475,249	243,489,512	35,069,784
Other non-current assets	16,885,730	38,646,355	5,566,233
Non-current deferred tax assets	43,863,568	55,726,799	8,026,329
Total Assets	4,096,994,415	5,956,489,700	857,912,963
Liabilities, Mezzanine Equity and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB181,685,160 and RMB72,212,423 as of December 31, 2015 and December 31, 2016, respectively)	494,688,785	555,228,116	79,969,482
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB55,966,327 and RMB-5,036,501 as of December 31, 2015 and December 31, 2016, respectively)	61,650,980	23,161,986	3,336,020
Deferred revenues (including deferred revenue of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB29,021,820 and RMB29,834,124 as of December 31, 2015 and December 31, 2016, respectively)	68,425,735	93,252,362	13,431,134
Payable to individual investors of factoring receivables	—	569,374,828	82,007,033
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB76,026,370 and RMB31,079,003 as of December 31, 2015 and December 31, 2016, respectively)	340,905,107	334,694,476	48,206,031
Deferred tax liabilities	1,159,774	—	—
Total current liabilities	966,830,381	1,575,711,768	226,949,700
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB67,248 an nil as of December 31, 2015 and December 31, 2016, respectively)	67,248	—	—
Deferred tax liabilities	—	4,456,335	641,846
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB39,635,057 and nil as of December 31, 2015 and December 31, 2016, respectively)	77,876,237	98,945,858	14,251,168
Convertible notes	518,224,000	555,440,000	80,000,000
Total Liabilities	1,562,997,866	2,234,553,961	321,842,714
Mezzanine Equity
Redeemable Non-controlling Interest of a Subsidiary	—	330,664,322	47,625,568
Total Mezzanine Equity	—	330,664,322	47,625,568
Shareholders’ equity:
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 20,802,611 shares issued and 19,556,538 shares outstanding as of December 31, 2015 and 21,003,533 shares issued and 19,716,328 shares outstanding as of December 31, 2016	69,086	69,758	10,047
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,515,000 shares issued and outstanding as of December 31, 2015 and 2016	29,047	29,047	4,184
Treasury stock (1,246,073 ordinary shares as of December 31, 2015 and 1,287,205 ordinary shares as of December 31, 2016)	(117,836,564)	(130,438,720)	(18,787,083)
Additional paid-in capital	990,515,956	1,226,215,683	176,611,794
Retained earnings	1,597,865,303	2,241,693,736	322,871,055
Accumulated other comprehensive loss	(21,757,099)	(5,433,263)	(782,553)
Total Noah Holdings Limited shareholders’ equity	2,448,885,729	3,332,136,241	479,927,444
Non-controlling interests	85,110,820	59,135,176	8,517,237
Total Shareholders’ Equity	2,533,996,549	3,391,271,417	488,444,681
Total Liabilities, Mezzanine Equity and Equity	4,096,994,415	5,956,489,700	857,912,963

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues
One-time commissions	423,218,934	391,188,385	810,645,359	116,757,217
Recurring service fees	319,933,077	401,292,465	475,000,278	68,414,270
Performance-based income	24,632,724	193,939,030	19,740,213	2,843,182
Other service fees	29,979,126	128,290,261	117,793,855	16,965,844
Total third-party revenues	797,763,861	1,114,710,141	1,423,179,705	204,980,513
Related party revenues
One-time commissions	180,943,785	428,687,491	321,441,733	46,297,239
Recurring service fees	560,071,763	634,913,375	775,726,326	111,727,830
Performance-based income	76,342,053	53,825,293	39,500,382	5,689,238
Other service fees	2,036,800	559,806	1,787,923	257,514
Total related party revenues	819,394,401	1,117,985,965	1,138,456,364	163,971,821
Total revenues	1,617,158,262	2,232,696,106	2,561,636,069	368,952,334
Less: business taxes and related surcharges	(88,673,371)	(112,768,265)	(48,063,299)	(6,922,555)
Net revenues	1,528,484,891	2,119,927,841	2,513,572,770	362,029,779
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(322,052,574)	(524,629,723)	(563,619,789)	(81,178,135)
Performance fee compensation	(22,034,438)	(24,786,763)	(8,145,016)	(1,173,126)
Other compensations	(393,373,326)	(615,075,893)	(728,639,155)	(104,945,867)
Total compensation and benefits	(737,460,338)	(1,164,492,379)	(1,300,403,960)	(187,297,128)
Selling expenses	(147,265,810)	(263,815,409)	(322,667,518)	(46,473,789)
General and administrative expenses	(151,626,278)	(170,929,513)	(234,488,066)	(33,773,306)
Other operating expenses	(29,961,830)	(94,624,304)	(151,087,419)	(21,761,115)
Government subsidies	90,931,462	132,709,712	162,364,268	23,385,319
Total operating cost and expenses	(975,382,794)	(1,561,151,893)	(1,846,282,695)	(265,920,019)
Income from operations	553,102,097	558,775,948	667,290,075	96,109,760
Other income (expenses):
Interest income	38,901,980	39,698,790	39,537,775	5,694,624
Interest expenses	—	(16,050,359)	(19,288,813)	(2,778,167)
Investment income	23,552,297	51,954,918	48,537,737	6,990,888
Other (expense) income	(13,961,307)	455,030	(2,531,621)	(364,629)
Total other income	48,492,970	76,058,379	66,255,078	9,542,716
Income before taxes and income from equity in affiliates	601,595,067	634,834,327	733,545,153	105,652,476
Income tax expense	(151,293,021)	(129,885,747)	(157,996,588)	(22,756,242)
Income from equity in affiliates	13,583,865	21,352,767	22,342,896	3,218,046
Net income	463,885,911	526,301,347	597,891,461	86,114,280
Less: net income (loss) attributable to non-controlling interests	17,333,060	(9,522,737)	(40,601,294)	(5,847,803)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	—	—	(5,335,678)	(768,498)
Net income attributable to Noah Holdings Limited shareholders	446,552,851	535,824,084	643,828,433	92,730,581
Net income per share:
Basic	16.02	19.08	22.87	3.29
Diluted	15.82	18.31	22.08	3.18
Weighted average number of shares used in computation:
Basic	27,873,501	28,085,521	28,150,139	28,150,139
Diluted	28,227,823	30,145,976	30,036,763	30,036,763

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
	2014 RMB	2015 RMB	2016 RMB	2016 US$
Net income	463,885,911	526,301,347	597,891,461	86,114,280
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	6,426,044	4,884,837	19,242,060	2,771,433
Fair value fluctuation of available-for-sale investment (Note 4)	2,620,351	718,414	(4,710,140)	(678,401)
Fair value fluctuation of available-for-sale investment held by affiliates	—	—	1,709,411	246,206
Other comprehensive income	9,046,395	5,603,251	16,241,331	2,339,238
Comprehensive income	472,932,306	531,904,598	614,132,792	88,453,518
Less: comprehensive income attributable to non-controlling interest	17,331,172	(9,520,184)	(40,683,799)	(5,859,686)
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	—	—	(5,335,678)	(768,498)
Comprehensive income attributable to Noah Holdings Limited shareholders	455,601,134	541,424,782	660,152,269	95,081,702

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

	Class A ordinary shares		Class B ordinary shares		Treasury Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive income	Total Noah Holdings Limited Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2013	20,200,882	67,224	8,515,000	29,047	(1,067,816)	(73,250,528)	852,663,581	615,488,368	(36,406,080)	1,358,591,612	65,208,075	1,423,799,687
Net Income	—	—	—	—	—	—	—	446,552,851	—	446,552,851	17,333,060	463,885,911
Dividends distribution by subsidiaries	—	—	—	—	—	—	—	—	—	—	(1,614,489)	(1,614,489)
Share-based compensation	—	—	—	—	—	—	32,691,687	—	—	32,691,687	—	32,691,687
Vesting of restricted shares	278,779	862	—	—	—	—	(862)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	128,457	397	—	—	—	—	4,062,225	—	—	4,062,622	—	4,062,622
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	6,427,932	6,427,932	(1,888)	6,426,044
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	5,164,535	5,164,535	—	5,164,535
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	—	—	(2,544,184)	(2,544,184)	—	(2,544,184)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	8,000,000	8,000,000
Balance at December 31,2014	20,608,118	68,483	8,515,000	29,047	(1,067,816)	(73,250,528)	889,416,631	1,062,041,219	(27,357,797)	1,850,947,055	88,924,758	1,939,871,813
Net Income	—	—	—	—	—	—	—	535,824,084	—	535,824,084	(9,522,737)	526,301,347
Share-based compensation	—	—	—	—	—	—	67,672,488	—	—	67,672,488	—	67,672,488
Vesting of restricted shares	144,606	446	—	—	—	—	(446)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	49,887	157	—	—	—	—	4,351,173	—	—	4,351,330	—	4,351,330
Repurchase of ordinary shares (Note 13)	—	—	—	—	(178,257)	(44,586,036)	—	—	—	(44,586,036)	—	(44,586,036)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	4,882,284	4,882,284	2,553	4,884,837
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	44,166,013	44,166,013	—	44,166,013
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	—	—	(43,447,599)	(43,447,599)	—	(43,447,599)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	5,882,000	5,882,000
Non-controlling Interest capital return	—	—	—	—	—	—	—	—	—	—	(4,000,000)	(4,000,000)
Changes in equity ownership on partial disposal of subsidiaries	—	—	—	—	—	—	29,076,110	—	—	29,076,110	3,824,246	32,900,356
Balance at December 31,2015	20,802,611	69,086	8,515,000	29,047	(1,246,073)	(117,836,564)	990,515,956	1,597,865,303	(21,757,099)	2,448,885,729	85,110,820	2,533,996,549
Net Income			—	—				643,828,433		643,828,433	(40,601,294)	603,227,139
Share-based compensation	—	—	—	—	—	—	79,171,317	—	—	79,171,317	—	79,171,317
Vesting of restricted shares	138,492	466	—	—	—	—	(466)	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	62,430	206	—	—			4,539,031	—	—	4,539,237	—	4,539,237
Repurchase of ordinary shares (Note 13)	—	—	—	—	(41,132)	(12,602,156)	—	—	—	(12,602,156)	—	(12,602,156)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	19,324,565	19,324,565	(82,505)	19,242,060
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	24,692,207	24,692,207	—	24,692,207
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	—	—	(27,692,936)	(27,692,936)	—	(27,692,936)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	5,698,000	5,698,000
Changes in equity ownership on partial disposal of subsidiaries	—	—	—	—	—	—	151,989,845	—	—	151,989,845	9,010,155	161,000,000
Balance at December 31,2016	21,003,533	69,758	8,515,000	29,047	(1,287,205)	(130,438,720)	1,226,215,683	2,241,693,736	(5,433,263)	3,332,136,241	59,135,176	3,391,271,417

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	463,885,911	526,301,347	597,891,461	86,114,280
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	169,166	211,270	4,746,406	683,625
Depreciation and amortization	22,398,968	34,417,668	61,320,332	8,831,965
Share-based compensation	32,691,687	67,672,488	79,171,317	11,403,042
Income from equity in affiliates	(13,583,865)	(21,352,767)	(22,342,896)	(3,218,046)
Provision for loan losses	227,300	167,702	(183,795)	(26,472)
Income from amortization of discount on held-to-maturity investments	(877,825)	—	118,058	17,004
Changes in operating assets and liabilities:
Accounts receivable	(16,782,248)	(54,277,414)	(81,785,128)	(11,779,508)
Amounts due from related parties	(93,845,185)	(86,362,877)	(94,108,258)	(13,554,408)
Other current assets	(30,082,367)	(16,631,435)	(13,637,228)	(1,964,169)
Other non-current assets	(5,072,761)	(3,411,463)	(12,263,319)	(1,766,285)
Accrued payroll and welfare expenses	141,907,574	174,226,234	82,700,331	11,911,325
Income taxes payable	39,951,591	6,204,254	(38,488,994)	(5,543,568)
Deferred revenues	3,690,121	(29,284,206)	24,826,627	3,575,778
Other current liabilities	79,151,660	167,615,661	(25,235,138)	(3,634,616)
Other non-current liabilities	9,278,672	46,826,675	(1,091,381)	(157,192)
Amounts due to related parties	—	—	12,271,940	1,767,527
Uncertain tax position liabilities	1,136,675	(11,060,449)	(67,246)	(9,685)
Deferred tax assets and liabilities	(22,095,408)	(7,770,022)	(12,565,739)	(1,809,843)
Acquisitions and sales of financial products through internet financial service business	(22,511,765)	(118,360,318)	124,970,281	17,999,464
Net cash provided by operating activities	589,637,901	675,132,348	686,247,631	98,840,218
Cash flows from investing activities:
Purchases of property and equipment	(59,462,184)	(136,290,010)	(101,369,405)	(14,600,231)
Purchase of held-to-maturity investments	(39,000,003)	(25,240,000)	(574,180,000)	(82,699,121)
Proceeds from redemption of held-to-maturity investments	121,999,998	46,400,000	454,840,000	65,510,586
Purchases of trading securities investments	(218,287,169)	(95,000,000)	—	—
Proceeds on trading securities investments	306,142,599	95,000,000	—	—
Purchases of available-for-sale investments	(111,876,970)	(3,670,107,653)	(678,817,482)	(97,770,054)
Proceeds from sale or redemption of available-for-sale investments	45,487,686	3,346,540,000	908,627,753	130,869,617
Purchase of long-term investments	(53,805,229)	(222,368,846)	(91,178,400)	(13,132,421)
Proceeds from sale of long-term investments	29,915,000	32,440,000	—	—
Loans to related parties	(45,000,000)	(4,000,000)	(106,495,016)	(15,338,473)
Principal collection of loans to related parties	—	45,000,000	—	—
Loans disbursement to third parties	(1,117,206,667)	(960,113,463)	(1,698,250,250)	(244,598,913)
Principal collection of loans originated from third parties	1,166,976,667	870,849,064	1,706,623,986	245,804,982
Increase in investment in affiliates	(121,486,049)	(94,422,851)	(192,387,183)	(27,709,518)
Capital return from investment in affiliates	2,083,982	11,851,553	—	—
Purchase of factoring receivables	—	—	(4,633,209,259)	(667,320,936)
Proceeds on factoring receivables	—	—	4,122,000,357	593,691,539
Net cash used in investing activities	(93,518,339)	(759,462,206)	(883,794,899)	(127,292,943)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	4,062,622	4,351,330	4,539,237	653,786
Contribution from non-controlling shareholders of subsidiaries	8,000,000	38,782,356	166,698,000	24,009,506
Increase in Mezzanine Equity – Redeemable non-controlling Interest of a Subsidiary	—	—	336,000,000	48,394,066
Return of non-controlling interests of subsidiaries	—	(4,000,000)	—	—
Transfer of factoring receivables recorded as secured borrowing	—	—	4,304,209,715	619,935,145
Repayment of transferred factoring receivables recorded as secured borrowing	—	—	(3,804,209,715)	(547,920,166)
Dividend distribution	(1,614,489)	—	—	—
Payment for repurchase of ordinary shares	—	(44,586,036)	(12,602,156)	(1,815,088)
Proceeds from short-term bank loan	50,000,000	—	—	—
Repayment of short-term bank loan	—	(50,000,000)	—	—
Proceeds from convertible notes	—	518,224,000	—	—
Net cash (used in) provided by financing activities	60,448,133	462,771,650	994,635,081	143,257,249
Effect of exchange rate changes	6,426,044	4,276,967	52,498,078	7,561,296
Net increases in cash and cash equivalents	562,993,739	382,718,759	849,585,891	122,365,820
Cash and cash equivalents—beginning of the period	1,187,211,176	1,750,204,915	2,132,923,674	307,204,908
Cash and cash equivalents—end of the period	1,750,204,915	2,132,923,674	2,982,509,565	429,570,728
Supplemental disclosure of cash flow information:
Cash paid for income taxes	133,436,838	130,494,511	205,052,252	27,962,327
Cash paid for interest expenses	2,875,000	9,068,920	18,380,107	2,647,286
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	3,531,311	13,391,314	11,208,902	1,614,418

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2015 and 2016

(In Renminbi, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading wealth management service provider with a focus on global wealth investment and asset allocation services for the high net worth population in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated variable interest entity, founded in the PRC in August 2005.

The Company’s significant subsidiaries as of December 31, 2016 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Rongyao Investment Consulting Co., Ltd.	August 24, 2007	PRC	100%
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	September 29, 2007	PRC	100%
Shanghai Noah Financial Services Co., Ltd.	April 18, 2008	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2012	PRC	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Noah Financial Express (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Shanghai Noah Yijie Finance Technology Co., Ltd	March 17, 2014	PRC	54.93%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	95%
Noah (Shanghai) Financial Leasing Co., Ltd	December 20, 2014	PRC	100%
Noah Holdings International Limited	January 7, 2015	Hong Kong	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Gopher Holdings (Hong Kong) Limited	April 5, 2016	Hong Kong	100%
Gopher International Investment Management (Shanghai) Limited	November 14, 2016	PRC	92%

Noah Investment’s significant subsidiaries as of December 31, 2016 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	100%
Shanghai Noah Rongyao Insurance Broker Co., Ltd.	September 24, 2008	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%

In March 2016, Shanghai Noah Financial Service Co., Ltd. (“Noah Financial Services”) acquired 100% equity interest of Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd. (“Noah Upright”) from Noah Investment at a premium. The premium was recorded as investment income of Noah Investment and eliminated in the Group’s consolidated financial statement. The transaction was recorded as equity transaction between entities under common control with no impact on the consolidated financial statements, other than the tax incurred on the premium recorded in income tax expense.

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

The Company had been engaged in the fund distribution business and distribution of asset management plans sponsored by mutual fund management companies as part of its business through contractual arrangements among its PRC subsidiary, Shanghai Noah Rongyao Investment Consulting Co., Ltd. (“Noah Rongyao”), its PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders because it was difficult for foreign investor entities and subsidiaries of foreign investor entities to apply for a fund distribution license. Noah Upright, a subsidiary of Noah Investment before March 2016, holds the licenses and permits necessary to conduct fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China. However, as the license and permit approval authorities relaxed their requirements for foreign investor entities to apply for fund distribution license, Noah Upright was restructured to be a subsidiary of Shanghai Noah Financial Services Corp., or Noah Financial Services, through equity transfer in March 2016.

In addition, as foreign-invested companies engaged in insurance brokerage business are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, Noah Rongyao and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them are permitted to engage in the insurance brokerage business in China. Therefore, the Company conducts the insurance brokerage business in China through Noah Investment and its subsidiaries which are PRC domestic companies beneficially owned by the Founders.

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

The Company believes that these contractual arrangements are in compliance with PRC laws and regulations and are legally enforceable. The restructure of fund distribution business from Noah Investment to Noah Financial Service in 2016 and the transfer of Tianjin Gopher Asset Management Co., Ltd and Gopher Asset Management Co., Ltd from Noah Rongyao to Noah Investment in 2012 do not impact the legal effectiveness of these contractual arrangements and do not impact the conclusion that the Company is the primary beneficiary of Noah Investment and its subsidiaries.

However, the aforementioned contractual arrangements with Noah Investment and its shareholders are subject to risks and uncertainties, including:

•	Noah Investment and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•	Noah Investment and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Share Pledge Agreement have been registered by the shareholders of Noah Investment with the relevant office of the administration of industry and commerce, however, the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	It may be difficult to finance Noah Investment by means of loans or capital contributions. Loans from the offshore parent company to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain.

The following amounts of Noah Investment and its subsidiaries were included in the Group’s consolidated financial statements:

	As of December 31
	2015	2016	2016
	RMB	RMB	US$
Cash and cash equivalents	585,191,507	312,278,112	44,977,403
Restricted cash	1,000,000	1,000,000	144,030
Short-term investments	167,583,165	—	—
Accounts receivable, net of allowance for doubtful accounts	52,715,369	14,828,126	2,135,694
Amounts due from related parties	135,302,942	209,034,051	30,107,166
Deferred tax assets	26,071,201	11,158,149	1,607,108
Other current assets	23,410,853	33,452,455	4,818,156
Long-term investments	113,390,404	81,168,283	11,690,664
Investment in affiliates	298,229,612	488,263,302	70,324,542
Property and equipment, net	40,161,068	28,804,397	4,148,696
Other non-current assets	5,611,229	13,775,274	1,984,052
Total assets	1,448,667,350	1,193,762,149	171,937,511
Accrued payroll and welfare expenses	181,685,160	72,212,423	10,400,753
Income tax payable	55,966,327	(5,036,501)	(725,407)
Amount due to related parties	—	12,000,000	1,728,360
Amounts due to the Group’s subsidiaries	161,666,257	125,713,660	18,106,533
Deferred revenue	29,021,820	29,834,124	4,297,008
Other current liabilities	76,026,370	31,079,003	4,476,307
Non-current uncertain tax position liabilities	67,248	—	—
Other non-current liabilities	39,635,057	—	—
Total liabilities	544,068,239	265,802,709	38,283,554

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Revenue:
Third-party revenues
One-time commissions	80,516,730	145,325,240	1,184,222	170,563
Recurring service fees	111,927,921	181,288,609	56,997,896	8,209,405
Performance-based income	22,994,446	165,971,926	8,596,435	1,238,144
Other service fees	1,346,667	9,616,062	38,881,405	5,600,087
Total third-party revenues	216,785,764	502,201,837	105,659,958	15,218,199
Related party revenues
One-time commissions	21,471,381	122,949,788	2,887,327	415,862
Recurring service fees	285,753,554	348,870,146	278,460,025	40,106,586
Performance-based income	75,204,704	53,825,292	38,413,825	5,532,742
Other service fees	1,217,894	2,102,882	19,856,658	2,859,954
Total related party revenues	383,647,533	527,748,108	339,617,835	48,915,144
Total revenues	600,433,297	1,029,949,945	445,277,793	64,133,343
Less: business taxes and related surcharges	(33,672,899)	(57,713,861)	(10,206,252)	(1,470,006)
Net revenues	566,760,398	972,236,084	435,071,541	62,663,337
Operating cost and expenses	(183,003,728)	(624,541,431)	(452,182,413)	(65,127,814)
Other income	11,888,078	39,115,317	67,038,384	9,665,536
Net income	310,817,616	327,597,694	24,381,722	3,511,698
Net income attributable to Noah Holding Limited shareholders	292,244,283	326,209,370	22,123,106	3,186,390
Cash flows provided by (used in) operating activities*	250,372,200	402,492,302	(316,764,831)	(45,623,625)
Cash flows (used in) provided by investing activities	(53,726,568)	(293,697,015)	28,995,441	4,176,212
Cash flows provided by financing activities	1,365,117	3,282,000	14,855,995	2,139,708

*	Cash flows provided by operating activities in 2014, 2015 and 2016 include amounts due to the Group’s subsidiaries of RMB169,322,299, RMB161,666,257 and RMB125,713,660 (US$18,106,533).

The VIEs contributed an aggregate of 37.1%, 45.9% and 17.3% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively and an aggregate of 67.0%, 62.2% and 4.1% of the consolidated net income for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the VIEs accounted for an aggregate of 35.4% and 20.1%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

(c) Consolidation policy Upon Adoption of ASU No. 2015-02 and 2016-17

In February 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-02, “Amendments to the Consolidation Analysis”. The guidance amends the current consolidation guidance and ends the deferral granted to investment companies from applying the VIE guidance. The revised consolidation guidance, among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships.

The Group early adopted ASU 2015-02 in 2015. In adopting the guidance, the Group re-evaluated the existing consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor bring about new VIEs to be consolidated.

Under ASU 2015-02, the service fees the Group earns, including carried interest earned in the capacity of general partner or fund manager, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties under Common Control (“ASU 2016-17”). The Group has adopted this new guidance and has applied the guidance retrospectively beginning with the annual period in which the amendments in ASU 2015-02 were adopted in 2015. This guidance in ASU 2016-17 states that reporting entities deciding whether they are primary beneficiaries no longer have to consider indirect interests held through related parties that are under common control to be the equivalent of direct interests in their entirety. Reporting entities would include those indirect interests on a proportionate basis.

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

The Group started to manage the contractual funds which it manages as fund manager and earns management fee and/or carried interest from second half of 2014. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds which are believed to be VIEs. The Group performed a qualitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and concluded it’s not the primary beneficiary.

As of December 31, 2015 and 2016, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables recorded in accounts receivable. The following table summarizes the Group’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2016 and 2015, respectively.

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Accounts receivable	14,007,287	32,492,199	505,621
Investments	383,778,327	508,010,848	73,168,781
Maximum exposure to loss in non-consolidated VIEs	397,785,614	540,503,047	73,674,402

The Group has not provided financial support to these nonconsolidated VIEs during the years ended December 31, 2015 and 2016, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these nonconsolidated VIEs as of December 31, 2015 and 2016.

(d) Use of Estimates

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

(e) Concentration of Credit Risk

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

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2014, 2015, and 2016.

Credit of small loan business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

(f) Investments in Affiliates

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

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager. For funds that the Group is not deemed the primary beneficiary of these funds. The equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

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

(k) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was RMB85,110,820 and RMB59,135,176, respectively as of December 31, 2015 and 2016. The net income attributable to non-controlling interest was RMB17,333,060 for years ended December 2014, and the net loss attributable to non-controlling interest was RMB9,522,737 and RMB40,601,294, respectively for the year ended December 31, 2015 and 2016.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	446,552,851	535,824,084	643,828,433	92,730,581
Transfers from (to) the non-controlling interest:
Increase in Noah’s equity by partial disposal of subsidiaries	—	29,076,110	151,989,845	21,891,091
Net transfers from (to) non-controlling interest	—	29,076,110	151,989,845	21,891,091
Change from net income (loss) attributable to Noah and transfers (to) from non-controlling interest	446,552,851	564,900,194	795,818,278	114,621,672

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

The Group also earns one-time commissions from insurance brokerage business, and recognizes revenues when the underlying insurance contracts become effective. To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, revenue from insurance brokerage business was reclassified from “other service fees” to “one-time commissions” in 2016.

Recurring Service Fees

Recurring service fees depend on the types of wealth management products the Company distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the wealth management product, calculated daily. As the Group provides these services throughout the contract term, for either method of calculation, revenue is recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple Element Arrangements

The Group enters into multiple element arrangements when a product provider or underlying corporate borrower engages it to provide both wealth management product distribution and recurring services. The Group also provides both wealth management product distribution and recurring services to funds that it serves as general partner, or fund manager.

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

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group historically had provided wealth management product distribution services on a stand-alone basis but the volume of such services has been significantly decreased in recent years. Therefore VSOE is no longer available for its wealth management product distribution services. The Group has not sold its recurring services on a stand-alone basis, no VSOE exists for recurring services.

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

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered, product lifecycles, and pricing strategies and practices. The Group has used BESP to allocate the selling price of wealth management product distribution service and recurring services under these multiple element arrangements. Revenue for the respective units of accounting is also recognized in the same manner as described above.

Performance-based Income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Company serves as distributor, except for secondary market funds of funds, the Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Group does not record any performance-based income until the end of the contract term.

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

Other Service Fees

The Group also derived revenues from 1) interest payment from small short-term loan, 2) internet financial service business and 3) payment related service, which were recorded as other service fees and represented 1%, 0.4% and 0.6% of the Group’s total net revenue for the year ended December 31, 2016.

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

In 2014, the Group started internet financial service business to provide financial products and services to high net worth individuals and enterprise and institutional clients as well as mass affluent individuals in China through its proprietary internet financial platforms. Revenues derived from internet financial service business is recorded in other service fees.

(n) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rates ranging from 5.35% to 5.65%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenue) at the Company’s accounting policy decision under U.S. GAAP. The Company has elected to report such business tax and related surcharges on a net basis as a reduction of revenues. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay VAT, in lieu of business tax. With the rollout of the Value-added Tax (“VAT”) reform on May 1, 2016, business tax is no longer applicable to the Group, and the applicable VAT rate for the Group is 3%, 6% and 17%.

(o) Compensation and benefits

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

(q) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on the fluctuation of the historical share price. Management estimates expected forfeitures and recognizes compensation costs only for those share-based awards expected to vest. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

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

(r) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies are RMB90,931,462, RMB132,709,712 and RMB162,364,268 for the years ended December 31, 2014, 2015, and 2016, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

(u) Foreign Currency Translation and change in reporting currency

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.943 on December 31, 2016, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

(v) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, change in fair value of available-for-sale investments and foreign currency translation adjustments.

(w) Loans receivable, net

Loans receivable represent loans offered to the clients in the small loan business. Loans receivable are initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected.

(x) Allowance for loan losses

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans. Generally the period of the loans last for no more than 1 year, and are considered to be a homogenous population of similar credit quality. In addition, the Group also considers the loan allowance benchmarks periodically published by regulators for financial institutions in the PRC for loans with similar risks as a proxy for macroeconomic conditions that could have an impact on the performance of loans prospectively. Specific reserves are provided when and to the extent a credit event occurs with respect to an individual loan. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary. The Group has followed the same methodology for estimating the loan losses since inception. The provision rate for loans outstanding as of December 31, 2015 and 2016 were both 1%.

The Group performed a “back test” of the allowance for loan losses estimate by comparing the actual loan losses in 2016 to the estimated loan losses as of December 31, 2015. No significant difference was identified. In case significant variance is identified through the back test, the estimate methodology will be modified to reflect expected loan losses.

(y) Factoring

The Company started to offer factoring products in 2016 through one of its subsidiaries, whereas the Company acquires accounts receivable from unrelated third parties at a discount to the face amount on a recourse basis, and immediately transfers the right to the receivables (“factoring receivables”) on its internet financial service platform in smaller tranches to individual investors. The Company accounts for the transfer of factoring receivables in accordance with ASC 860, “Transfers and Servicing” (“ASC 860”). For a transfer to be considered a sale, cash receipts and cash payments resulting from the acquisitions and sales are classified as operating cash flows.

Transfers that do not qualify sale accounting in accordance with ASC 860 are accounted for as secured borrowings with the proceeds received from the individual investors as “factoring payables” on the consolidated balance sheets, and the advancements to the original holders of the accounts receivables as factoring receivables on the consolidated balance sheets. The cash flows related to purchases and collections of the pledged factoring receivables are included within the cash flows from investing activities category, and the proceeds and payments related to the transfer of the right to the receivables are included within the cash flows from financing activities in the consolidated statement of cash flows.

(z) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date”, which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein. The Group currently expects to adopt ASU 2014-09 and related topics in its first quarter of 2018, and is evaluating which transition approach to use.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have impact on the Group’s consolidated balance sheets classification upon adoption.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, “Contingent Put and Call Options in Debt Instruments” clarifying the assessment of whether contingent call or put options that can accelerate the payment of principal on debt instruments are clearly and closely related to the economic characteristics and risks of their debt hosts, a criteria in assessing whether to bifurcate an embedded derivative. The new pronouncement clarifies the exercise contingency and the event triggering the contingency does not need to be evaluated in the clearly and closely analysis relative to interest rates or credit risks. Rather, the call or put would be evaluated as a derivative regardless of the exercise contingency. Further, if an entity is no longer required to bifurcate a put or call option per the new guidance, the entity has a one-time option to irrevocably elect to measure that debt instrument in its entirety at fair value with changes in fair value recognized in earnings. ASU No. 2016-06 is effective for annual periods beginning after December 15, 2016 and early adoption is permitted. The ASU should be applied using the modified retrospective basis to existing instruments as of the beginning of the annual period of adoption. The Group early adopted ASU No. 2016-06 as of December 31, 2016. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements of the prior reporting period.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The ASU will not impact on the Group’s consolidated balance sheets upon adoption.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740). Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods. The ASU will not impact on the Group’s consolidated balance sheets upon adoption.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties under Common Control (“ASU 2016-17”). This guidance in ASU 2016-17 states that reporting entities deciding whether they are primary beneficiaries no longer have to consider indirect interests held through related parties that are under common control to be the equivalent of direct interests in their entirety. Reporting entities would include those indirect interests on a proportionate basis. The Group has adopted this new guidance and has applied the guidance retrospectively beginning with the annual period in which the amendments in ASU 2015-02 were adopted in 2015.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The update applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The update addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows, and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	2014	2015	2016	2016
	Class A and Class B	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB	US$
Net income attributable to Class A and Class B ordinary shareholders—basic	446,552,851	535,824,084	643,828,433	92,730,581
Plus: interest expense for convertible notes	—	16,050,359	19,288,813	2,778,167
Net income attributable to Class A and Class B ordinary shareholders—diluted	446,552,851	551,874,443	663,117,246	95,508,748
Weighted average number of Class A and Class B ordinary shares outstanding—basic	27,873,501	28,085,521	28,150,139	28,150,139
Plus: share options	178,203	207,354	133,295	133,295
Plus: non-vested restricted shares	176,119	278,027	16,465	16,465
Plus: shares outstanding for convertible notes	—	1,575,074	1,736,864	1,736,864
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	28,227,823	30,145,976	30,036,763	30,036,763
Basic net income per share	16.02	19.08	22.87	3.29
Diluted net income per share	15.82	18.31	22.08	3.18

In January, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2014	2015	2016
Share options	304,045	343,750	316,510
Non-vested restricted shares	—	—	—
Total	304,045	343,750	316,510

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments
- Fixed income products	25,240,000	144,580,000	20,823,851
Total held-to-maturity investments	25,240,000	144,580,000	20,823,851
- Available-for-sale investments
- Fixed income products	496,565,847	154,594,435	22,266,230
Total available-for-sale investments	496,565,847	154,594,435	22,266,230
- Other short-term investments	38,268,052	—	—
Total short-term investments	560,073,899	299,174,435	43,090,081
Long-term investments
- Held-to-maturity investments
- Fixed income products	56,180,000	134,500,000	19,372,029
Total held-to-maturity investments	56,180,000	134,500,000	19,372,029
- Available-for-sale investments	10,069,729	—	—
- Other long-term investments
- Private equity funds products	78,390,404	95,568,533	13,764,732
- Other investments	107,141,812	116,851,794	16,830,159
Total other long-term investments	185,532,216	212,420,327	30,594,891
Total long-term investments	251,781,945	346,920,327	49,966,920
Total investments	811,855,844	646,094,762	93,057,001

Held-to-maturity investments consist of investments in fixed income products that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB12,496,501, RMB4,856,760 and RMB21,393,276 for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 2015, the gross unrecognized holding loss was RMB2,375,351. As of December 2016, the gross unrecognized holding gain was RMB1,360,819. Of the long-term held-to-maturity investments, RMB133,500,000 and RMB1,000,000 will mature in 2019 and 2021, respectively. Held-to-maturity investments also include investments in debt securities managed by the Group of RMB 46,180,000 and RMB 124,500,000 as of December 31, 2015 and 2016, respectively.

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. Changes in fair value of the available-for-sale investments, net of tax, for the year ended December 31, 2015 and 2016 was RMB44,166,013 and RMB22,982,796, recorded in the other comprehensive income, of which RMB43,447,599 and RMB27,692,936 was realized and reclassified from other comprehensive income to “investment income” in the consolidated statements of operations during the year. As of December 31, 2015 and 2016, the net unrealized gain, net of tax, remained in other comprehensive income was RMB3,393,019 and RMB392,290, respectively. The amortized cost of the available-for-sale investments as of December 31, 2015 and 2016 was RMB495,847,433 and RMB152,950,000, respectively. There’s no investment with realized or unrealized losses during the periods presented.

Other short-term investments consist of investments in secondary market equity funds of funds that are not publicly traded. The Group accounted for these secondary market equity funds of funds using the cost method of accounting due to the fact that the Group does not have significant influence over the funds and the investment is not more than minor.

Other long-term investments consist of investments in three private equity funds as a limited partner with less than 3% equity interest, equity investment of common shares of three companies with less than 15% interest and equity investments of series B preferred share in PPDAI Group Inc. In 2014, the Company invested RMB14,413,099 in PPDAI Group Inc., by subscribing and purchasing Series B Preferred Shares, representing 2.62% of the investee’s issued share capital. PPDAI Group Inc. is a private entity primarily engaged in the P2P internet lending business. The equity interests in PPDAI Group Inc., held by the Company was diluted to 1.96% as of December 31, 2016. The Group accounted for these private equity funds investments and equity investment in private entity using the cost method of accounting due to the fact that the Group has no significant influence on the investees.

5. Fair Value Measurement

As of December 31, 2015 and December 31, 2016, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	496,565,847	—	496,565,847	—
Long-term investment
Available-for-sale investments	10,069,729	—	10,069,729	—

Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	154,594,435	—	154,594,435	—
Long-term investment
Available-for-sale investments	—	—	—	—

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

The Company also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are practicable to estimate. The Group believes the fair value of its financial instruments: principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, factoring receivables, short-term held-to-maturity investments, other short-term investments, loans receivable, short-term bank loan, payable to individual investors of factoring receivables and other payables approximate their recorded values due to the short-term nature of the instruments.

The Group’s long-term investments consist of investment in private equity funds, held-to-maturity long-term fixed income products, and equity investments. As of December 31, 2015 and 2016, information about inputs into the fair value measurements of the Company’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

	As of December 31, 2015		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	78,390,404	78,235,701	—	—	78,235,701
Investment in other investments	107,141,812	111,841,541	—	—	111,841,541
Long-term investment – held-to-maturity:
Investment in fixed income products	56,180,000	53,804,649	—	53,804,649	—

	As of December 31, 2016		Fair Value Measurements at Reporting Date Using
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	95,568,533	95,419,830	—	—	95,419,830
Investment in other investments	116,851,794	238,803,980	—	—	238,803,980
Long-term investment – held-to-maturity:
Investment in fixed income products	134,500,000	135,860,819	—	135,860,819	—

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

6. Investment in Affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Kunshan Jingzhao	11,068,436	11,541,091	1,662,262
Kunshan Vantone	5,424,558	5,225,900	752,686
Wanjia Win-Win	51,077,862	60,130,744	8,660,629
Wuhu Bona	885,264	807,385	116,288
Beijing Shengyi	1,954,914	1,623,110	233,776
Shanghai Weiying	—	1,058,886	152,511
Wuhu Hongxing	—	9,800,000	1,411,494
Hainan Alibaba	—	4,000,000	576,120
Shanghai Nuoya	—	2,000,000	288,060
Funds that the Company serves as general partner	255,744,809	442,989,395	63,803,744
-Gopher Transform Private Fund	—	150,000,000	21,604,494
-Real estate funds and real estate funds of funds	46,924,414	50,373,389	7,255,277
-Private equity funds of funds	208,778,546	242,573,595	34,937,865
-Other fixed income funds of funds	41,849	42,411	6,108
Total investment in affiliates	326,155,843	539,176,511	77,657,570

In May 2011, Tianjin Gopher injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In November 2012, Gopher Asset Management injected RMB3.8 million into Kunshan Vantone Zhengyuan Private Equity Fund Management Co., Ltd (“Kunshan Vantone”), a newly established joint venture, for 15% of the equity interest. Kunshan Vantone principally engages in private equity fund management businesses. The Group considers it has significant influence over Kunshan Vantone due to the level of its participation on the board of directors.

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business.

In July 2013, Gopher Asset Management injected RMB0.8 million into Wuhu Bona Film Investment Management Co., Ltd. (“Wuhu Bona”), a newly established joint venture, for 15% of the equity interest. Wuhu Bona principally engages in film private equity fund management businesses. The Group considers it has significant influences over Wuhu Bona due to the level of its participation on the board of directors.

In July 2015, Shanghai Noah Rongyao Investment Consulting Co., Ltd. injected RMB2.7 million into Beijing Shengyi Technology and Art Co., Ltd. (“Beijing Shengyi”), a newly established joint venture, for 25% of the equity interest. Beijing Shengyi principally engages in culture and art business.

In January 2016, Shanghai Gopher Asset Management injected RMB1.2 million into Shanghai Weiying Gopher Investment Management Co., Ltd (“Shanghai Weiying”), a newly setup joint venture, for 30% of equity interest. Shanghai Weiying principally engages in film industry investment.

In April 2016, Shanghai Gopher Asset Management injected RMB9.8 million into Wuhu Hongxing Meikailong Equity Investment Management Co., Ltd (“Wuhu Hongxing”), a newly setup joint venture, for 50% of equity interest. Wuhu Hongixng principally engages in equity investment, asset management and investment consulting related to commercial properties.

In August 2016, Gopher Asset Management injected RMB4 million into Hainan Alibaba Picture Investment Management Co., Ltd (“Hainan Alibaba), a newly setup joint venture, for 40% of equity interest. Hainan Alibaba principally engages in PE fund management and film industry investment, etc.

In October 2016, Wuhu Gopher Asset Management injected RMB2 million into Shanghai Nuoya Commercial Operation Management Co., Ltd (“Shanghai Nuoya”), a newly setup joint venture, for 30% of equity interest. Shanghai Nuoya principally engages in enterprise management and consulting.

Gopher Asset Management and its subsidiaries invested in private equity funds of funds, real estate funds and real estate funds of funds, and other fixed income funds of funds that the Group serves as general partner or fund manager. Gopher Asset Management held no more than 1.7% equity interests in these real estate funds and no more than 5.0% equity interest in these real estate funds of funds and private equity funds of funds as a general partner.

In the fourth quarter of 2016, Gopher Asset Management injected RMB150 million into Gopher Transformation Private Fund, accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher Asset Management, the fund are not consolidated by the Group based on the facts that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the company as the general partner of the fund without cause.

The Group accounts for these investments using the equity method of accounting due to the fact that the Company can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recorded income from equity in affiliates of RMB13,583,865, RMB21,352,767 and RMB22,342,896 for the years ended December 31, 2014, 2015 and 2016, respectively.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Leasehold improvements	109,826,051	138,813,271	19,993,270
Furniture, fixtures and equipment	63,763,654	85,469,351	12,310,147
Motor vehicles	23,019,817	49,940,181	7,192,882
Software	39,034,783	64,016,790	9,220,336
	235,644,305	338,239,593	48,716,635
Accumulated depreciation	(79,150,194)	(129,855,593)	(18,703,096)
	156,494,111	208,384,000	30,013,539
Construction in progress	39,981,138	35,105,512	5,056,245
Property and equipment, net	196,475,249	243,489,512	35,069,784

Depreciation expense was RMB22,398,968, RMB34,417,668 and RMB61,320,332 for the years ended December 31, 2014, 2015 and 2016, respectively.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Accrued expenses	82,870,781	126,698,212	18,248,338
Advance from customers	19,587,242	20,227,161	2,913,317
Interest payable for convertible notes	7,461,952	8,370,658	1,205,625
Other payables	32,661,326	78,341,632	11,283,542
Payable to individual investors of internet financial service business	143,234,477	29,031,169	4,181,358
Payable for purchases of property and equipment	13,391,314	11,208,902	1,614,418
Other tax payable	41,698,015	48,816,742	7,031,073
Amount due to related party	—	12,000,000	1,728,360
Total	340,905,107	334,694,476	48,206,031

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payable to individual investors of internet financial service business consists of interests and principals payable to individual investors who purchased internet financial products distributed by the Group.

Amount due to related party is the loan due to Beijing Sequoia Mingde Equity Investment Center (Limited Partnership). See Note 12 for details.

9. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Current Tax	173,388,429	136,698,765	166,563,258	23,990,099
Deferred Tax	(22,095,408)	(6,813,018)	(8,566,670)	(1,233,857)
Total	151,293,021	129,885,747	157,996,588	22,756,242

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2014	2015	2016
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.38%	0.00%	0.17%
Effect of tax-free investment income	(0.62%)	(2.97%)	(4.44%)
Effect of uncertain tax positions	0.17%	(1.75%)	(0.01%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.07%)	(0.70%)	(3.96%)
Effect of deferred tax asset allowance	—	2.00%	4.70%
Effect of tax holidays	(0.67%)	(1.28%)	(1.82%)
Effect of intra-group share transfer	—	—	1.96%
Effect of others	0.96%	0.16%	(0.06%)
	25.15%	20.46%	21.54%

The aggregate amount and per share effect of the Tax Holiday (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Aggregate	4,007,311	8,103,295	13,363,068	1,924,682
Per share effect-basic	0.14	0.29	0.47	0.07
Per share effect-diluted	0.14	0.27	0.44	0.06

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	18,992,967	24,107,150	3,472,152
Tax loss carry forward	36,546,645	63,023,249	9,077,236
Unrealized other income	3,734,748	3,105,198	447,241
Others	358,881	83	12
Gross deferred tax assets	59,633,241	90,235,680	12,996,641
Valuation allowance	(12,665,420)	(34,508,881)	(4,970,312)
Net deferred tax assets	46,967,821	55,726,799	8,026,329
Analysis as:
Current	3,104,253	—	—
Non-current	43,863,568	55,726,799	8,026,329
Deferred tax liabilities:
Unrealized investment income	4,264,027	4,456,335	641,846
Net deferred tax liabilities (after offsetting)	1,159,774	4,456,335	641,846
Analysis as:
Current	1,159,774	—	—
Non-current	—	4,456,335	641,846

Deferred tax assets and liabilities have been offset where the Company has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2016, operating loss carry forward amounted to RMB247 million for the PRC and Hong Kong income tax purpose, the tax loss carryforward of RMB572,253 will begin to expire in 2017. During the year ended December 31, 2015 and 2016, the Group recorded an allowance of RMB12,665,420 and RMB34,508,881 for deferred tax assets which are not more likely than not to be realized. 76.1% of the deferred tax asset allowance as of December 31, 2016 was related to the net operating loss from internet financial service business.

In accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB1.9 billion as of December 31, 2016. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued.

The Group did not record any uncertain tax positions during the years ended December 31, 2014, 2015 and 2016. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The Group accrued interest of RMB1,038,963, nil and nil related to the uncertain tax positions in 2014, 2015 and 2016, respectively. Accrued interest was RMB29,033 and nil as of December 31, 2015 and 2016, respectively. The uncertain tax positions of RMB67,248 was released in 2016 due to the lapse of statute of limitations. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. .

The movement of the Group’s uncertain tax positions is summarized as follows:

	RMB	US$
Unrecognized tax benefit—December 31, 2013	9,991,022	1,542,348
Gross increases—accrued interest in current period	1,038,963	160,388
Settlements	—	—
Reverse due to lapse of statute of limitations	—	—
Exchange rate translation	97,712	15,084
Unrecognized tax benefit—December 31, 2014	11,127,697	1,717,820
Gross increases—accrued interest in current period	—	—
Settlements	—	—
Reverse due to lapse of statute of limitations	(11,202,168)	(1,729,317)
Exchange rate translation	141,719	21,878
Unrecognized tax benefit—December 31, 2015	67,248	10,381
Gross increases—accrued interest in current period	—	—
Settlements	—	—
Reverse due to lapse of statute of limitations	(67,248)	(10,381)
Exchange rate translation	—	—
Unrecognized tax benefit—December 31, 2016	—	—

10. Loans Receivable, Net

Loans receivable as of December 31, 2015 and 2016 consist of the following:

	2015	2016	2016
	RMB	RMB	US$
Loans receivable:
-Within credit term	133,444,399	115,070,663	16,573,623
-Past due	—	—	—
Total loans receivable	133,444,399	115,070,663	16,573,623
Allowance for loan losses	(1,334,502)	(1,150,707)	(165,736)
Loans receivable, net	132,109,897	113,919,956	16,407,887

The loan interest rate ranging between 4%-14.4% for the years ended December 31, 2016. All loans are short-term loans, and RMB93,170,665 of the balance is secured by collateral.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2015 and 2016.

	RMB	US$
Loans receivable—December 31, 2014	1,166,800	180,123
Provisions	1,225,597	189,200
Reversal of allowance provided	(1,057,895)	(163,311)
Charge-offs	—	—
Loans receivable—December 31, 2015	1,334,502	206,012
Provisions	1,150,707	165,736
Reversal of allowance provided	(1,334,502)	(206,012)
Charge-offs
Loans receivable—December 31, 2016	1,150,707	165,736

11. Convertible notes

On February 3, 2015, the Company issued an aggregate principal amount of US$80 million (RMB555 million as of December 31, 2016) of convertible notes (“Notes”) through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The Notes bear interest at a rate of 3.5% per annum from the issuance date through maturity in February 3, 2020 (the “maturity date”), and is payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The Notes will be convertible, at the holders’ option, into the Company’s ADSs, two of which represent one ordinary share of the Company, at a conversion price of US$23.03 (RMB159.90 as of December 31, 2016) per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes, subject to customary adjustments. The conversion feature requires physical settlement, and can only be exercised when the portion to be converted is at least US$10 million or a lesser amount then held by the holder. The holders will have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018 or on the maturity date, or upon a fundamental change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Events of default include failure to pay principal or interest, breach of conversion obligation, suspension from trading or failure of ADSs to be listed, bankruptcy, etc. Debt issuance costs of nil is recorded as a direct deduction from the face amount of convertible notes.

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. In addition, as the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized. As of December 31, 2016, none of the Notes have been converted.

12. Redeemable Non-controlling Interest of a Subsidiary

In December 2016, Beijing Sequoia Mingde Equity Investment Center (Limited Partnership), or Sequoia Mingde, an affiliate of Sequoia Capital China, acquired 8% of the equity interest of Gopher International Limited (“New Gopher”), a newly established subsidiary of the Company, at purchase price of RMB336 million, with a precondition that all unrestricted asset management business should be transferred from Gopher Asset Management Co., (“Old Gopher”) to the New Gopher (the “business restructure”). In addition, Sequoia Mingde provided RMB 12 million no-interest bearing loan to Gopher Asset Management, and has the right to convert the loan to no less than 8% of equity interests of Old Gopher before finalization of the business restructure. The total investment, including the loan, is redeemable by Sequoia Mingde at a price equal to the initial investment plus a compound annual interest rate of 8% if the business restructure fails. Given the existence of such redemption right, the equity investment was recorded as redeemable non-controlling interest classified as mezzanine equity outside of stockholders’ equity in the consolidated balance sheets. No accretion to the redemption value is provided as of December 31, 2016 as the Company considers the redemption is not probable based on the current status of the business restructure. The loan is recorded within other current liabilities in the consolidated balance sheets. No embedded feature is required to be bifurcated, nor is there any beneficial conversion feature to be recognized for the equity investment or the loan.

	2015	2016	2016
	RMB	RMB	US$
Beginning of the year	—	—	—
Issuance of redeemable non-controlling interest of a subsidiary	—	336,000,000	48,394,066
Loss attributable to redeemable non-controlling interest of a subsidiary	—	(5,335,678)	(768,498)
Redeemable non-controlling interest - end of the year	—	330,664,322	47,625,568

13. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. In 2016, the Company used US$1.8 million (RMB12,602,156) to repurchase ADSs. As of December 31, 2016, under the repurchase plan, the Company had repurchased an aggregate of 1,287,205 ordinary shares on the open market for total cash consideration of US$20.5 million (RMB130,438,720). The repurchased shares were presented as “treasury stock” in shareholders’ equity on the Group’s consolidated balance sheets.

14. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Share options	9,043,829	33,912,040	39,008,208	5,618,351
Non-vested restricted shares	23,647,858	33,760,448	40,163,109	5,784,691
Total share-based compensation	32,691,687	67,672,488	79,171,317	11,403,042

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

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was RMB RMB172.92 (US$27.87), RMB294.76 (US$45.50) and RMB319.16 (US$47.96) per share, respectively. There were 128,457, 49,887 and 62,430 options exercised during the years ended December 31, 2014, 2015 and 2016 respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2014	2015	2016
Average risk-free rate of return	1.89%	1.73%	1.14%
Weighted average expected option life	6.0 years	6.1 years	6.1 years
Estimated volatility	82.2%	54.1%	55.8%
Average dividend yield	Nil	Nil	Nil

The following table summarizes option activity during the year ended December 31, 2016:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding as of January 1, 2016	762,890	202.91	8.3	133,866,535
Granted	186,425	268.83
Exercised	(62,430)	90.69
Forfeited	(53,172)	263.00
Converted to restricted shares	(11,495)	392.06
Outstanding as of December 31, 2016	822,218	233.37	7.8	76,643,947
Vested and expected to vest as of December 31, 2016	702,914	233.37	7.8	63,813,110
Exercisable as of December 31, 2016	167,812	177.01	7.5	20,634,707

As of December 31, 2016, there was RMB117,690,049 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.66 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2016 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		RMB
Non-vested as of January 1, 2016	249,026	237.14
Granted	122,719	329.22
Conversion from option	5,748	368.40
Vested	(138,492)	225.45
Forfeited	(23,813)	442.23
Non-vested as of December 31, 2016	215,188	297.69

The total fair value of non-vested restricted shares vested in 2014, 2015 and 2016 was RMB22,954,162, RMB24,959,520 and RMB31,223,067, respectively. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date (or date of modification, as applicable). As of December 31, 2016, there was RMB59,313,954 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.38 years.

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

The company issued 5,748 non-vested restricted shares to replace 11,495 options that were granted under the Company’s 2015 share incentive plans but unvested as of September 13, 2016, and modified the purchase price for the restricted shares to zero with other vesting conditions remaining unchanged. The Company compared the fair value of the modified awards against the original awards as of the modification date and concluded that there is $150,494 incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period. The weighted average exercise price before and after the modification are $56.25 and nil per ordinary share, respectively.

15. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB71,135,997, RMB115,004,962 and RMB140,992,601 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16. Restricted Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB168,697,072 and RMB208,825,136 as of December 31, 2015 and 2016, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of RMB1,065,321,750 and RMB1,116,574,950 as of December 31, 2015 and 2016, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,234,018,822 and RMB1,325,400,086 as of December 31, 2015 and 2016, respectively. The restricted assets of the Company’s VIEs amounted to RMB438,896,279 and RMB344,383,556 as of December 31, 2015 and 2016, respectively.

17. Segment Information

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

During the past three years, the Group has gradually transitioned from a wealth management consulting services provider to an integrated financial services group with capabilities in wealth management, asset management and internet financial service. In order to better reflect such transition, the Group has adjusted its internal organizational and corporate structures in the fourth quarter of 2014. The segment information has been adjusted accordingly to present the operating results by three reportable segments: wealth management, asset management and internet financial service. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Years Ended December 31, 2014
	Wealth Management Business	Assets Management Business	Internet Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	423,218,934	—	—	423,218,934
Recurring service fees	243,619,600	76,313,477	—	319,933,077
Performance-based income	7,952,243	16,680,481	—	24,632,724
Other service fees	13,246,685	—	16,732,441	29,979,126
Total third-party revenues	688,037,462	92,993,958	16,732,441	797,763,861
One-time commissions	180,943,785	—	—	180,943,785
Recurring service fees	342,603,359	217,438,078	30,326	560,071,763
Performance-based income	2,444,365	73,897,688		76,342,053
Other service fees	75,050	1,105,055	856,695	2,036,800
Total related party revenues	526,066,559	292,440,821	887,021	819,394,401
Total revenues	1,214,104,021	385,434,779	17,619,462	1,617,158,262
Less: business taxes and related surcharges	(68,598,144)	(19,319,443)	(755,784)	(88,673,371)
Net revenues	1,145,505,877	366,115,336	16,863,678	1,528,484,891
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(319,572,173)	(235,762)	(2,244,639)	(322,052,574)
Performance Fee Compensation	—	(22,034,438)	—	(22,034,438)
Other Compensation	(214,841,520)	(124,968,021)	(53,563,785)	(393,373,326)
Total compensation and benefits	(534,413,693)	(147,238,221)	(55,808,424)	(737,460,338)
Selling expenses	(135,282,336)	(9,756,483)	(2,226,991)	(147,265,810)
General and administrative expenses	(74,673,516)	(60,090,462)	(16,862,300)	(151,626,278)
Other operating expenses	(23,641,595)	(1,674,417)	(4,645,818)	(29,961,830)
Government subsidies	67,303,362	23,601,038	27,062	90,931,462
Total operating cost and expenses	(700,707,778)	(195,158,545)	(79,516,471)	(975,382,794)
Income (loss) from operations	444,798,099	170,956,791	(62,652,793)	553,102,097

	Years Ended December 31, 2015
	Wealth Management Business	Assets Management Business	Internet Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	390,668,384	520,001	—	391,188,385
Recurring service fees	334,983,117	66,309,348	—	401,292,465
Performance-based income	141,773,493	52,165,537	—	193,939,030
Other service fees	69,447,545	512,475	58,330,241	128,290,261
Total third-party revenues	936,872,539	119,507,361	58,330,241	1,114,710,141
One-time commissions	424,354,473	4,333,018	—	428,687,491
Recurring service fees	324,182,643	310,730,732	—	634,913,375
Performance –based income	—	53,825,293	—	53,825,293
Other service fees	393,683	—	166,123	559,806
Total related party revenues	748,930,799	368,889,043	166,123	1,117,985,965
Total revenues	1,685,803,338	488,396,404	58,496,364	2,232,696,106
Less: business taxes and related surcharges	(88,285,200)	(23,408,513)	(1,074,552)	(112,768,265)
Net revenues	1,597,518,138	464,987,891	57,421,812	2,119,927,841
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(507,400,087)	(8,044,612)	(9,185,024)	(524,629,723)
Performance Fee Compensation	—	(24,786,763)	—	(24,786,763)
Other Compensation	(348,504,061)	(150,661,189)	(115,910,643)	(615,075,893)
Total compensation and benefits	(855,904,148)	(183,492,564)	(125,095,667)	(1,164,492,379)
Selling expenses	(219,286,283)	(17,278,343)	(27,250,783)	(263,815,409)
General and administrative expenses	(78,850,681)	(53,554,038)	(38,524,794)	(170,929,513)
Other operating expenses	(53,374,913)	(19,411,331)	(21,838,060)	(94,624,304)
Government subsidies	75,960,496	56,304,348	444,868	132,709,712
Total operating cost and expenses	(1,131,455,529)	(217,431,928)	(212,264,436)	(1,561,151,893)
Income (loss) from operations	466,062,609	247,555,963	(154,842,624)	558,775,948

	Years Ended December 31, 2016
	Wealth Management Business	Assets Management Business	Internet Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	809,461,138	1,184,221	—	810,645,359
Recurring service fees	413,085,113	61,915,165	—	475,000,278
Performance-based income	11,143,779	8,596,434	—	19,740,213
Other service fees	67,435,787	—	50,358,068	117,793,855
Total third-party revenues	1,301,125,817	71,695,820	50,358,068	1,423,179,705
One-time commissions	318,554,406	2,887,327	—	321,441,733
Recurring service fees	347,818,641	427,907,685	—	775,726,326
Performance –based income	706,390	38,793,992	—	39,500,382
Other service fees	722,009	—	1,065,914	1,787,923
Total related party revenues	667,801,446	469,589,004	1,065,914	1,138,456,364
Total revenues	1,968,927,263	541,284,824	51,423,982	2,561,636,069
Less: business taxes and related surcharges	(37,274,715)	(9,474,316)	(1,314,268)	(48,063,299)
Net revenues	1,931,652,548	531,810,508	50,109,714	2,513,572,770
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(556,553,499)	(1,452,611)	(5,613,679)	(563,619,789)
Performance Fee Compensation		(8,145,016)	—	(8,145,016)
Other Compensation	(443,704,242)	(155,567,371)	(129,367,542)	(728,639,155)
Total compensation and benefits	(1,000,257,741)	(165,164,998)	(134,981,221)	(1,300,403,960)
Selling expenses	(280,993,783)	(16,171,723)	(25,502,012)	(322,667,518)
General and administrative expenses	(120,763,794)	(77,200,486)	(36,523,786)	(234,488,066)
Other operating expenses	(82,058,856)	(35,922,504)	(33,106,059)	(151,087,419)
Government subsidies	78,444,752	83,919,516	—	162,364,268
Total operating cost and expenses	(1,405,629,422)	(210,540,195)	(230,113,078)	(1,846,282,695)
Income (loss) from operations	526,023,126	321,270,313	(180,003,364)	667,290,075

Substantially all of the Group’s revenues are derived from, and its assets are located in the PRC and Hong Kong.

18. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group

Beijing Sequoia Heyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Group

Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	Affiliate of shareholder of the Croup

Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona	Investee of Gopher Asset Management Co., Ltd.

Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	Investees of Shanghai Gopher Weiqin Equity Investment Center (Limited Partnership), fund invested and managed by Shanghai Gopher Asset Management Co., Ltd.

Gopher RE Credit Fund SP	Fund managed by Gopher Capital GP Ltd., a subsidiary

Gopher investment Fund SPC	Fund managed by Gopher Capital GP Ltd., a subsidiary

Investees of Shanghai Gopher Fangduoduo Investment Management Co., Ltd., a consolidated VIE of the Company	Investees of Gopher Asset Management Co., Ltd.

Investees of Shanghai Gopher Nuotie Investment Management Co., Ltd., a consolidated VIE of the Company	Investees of Gopher Asset Management Co., Ltd.

Investees of Shanghai Gopher Yuanhao Investment Management Co., Ltd., a consolidated VIE of the Company	Investees of Gopher Asset Management Co., Ltd.

Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd.	Investees of Gopher Asset Management Co., Ltd.

Investees of Gopher Captial GP Ltd.	Investees of Gopher Asset Management Co., Ltd.

Investee funds of Shanghai Gefei Languang Investment Management Co., Ltd.	Investees of Gopher Asset Management Co., Ltd.

Investee funds of Wuhu Gefeiyintai Investment Management Co., Ltd.	Investees of Gopher Asset Management Co., Ltd.

Investee funds of Wuhu Gopher Investment Management Co., Ltd.	Investees of Gopher Asset Management Co., Ltd.

Investee of Tianjin Gopher Asset Management Co., Ltd, a consolidated VIE of the Company	Investees of Gopher Asset Management Co., Ltd.

Investees of Shanghai Gopher Asset Management Co., Ltd, a consolidated VIE of the Company	Investees of Gopher Asset Management Co., Ltd.

Investee funds of Hangzhou Wanke Investment Management Co., Ltd.	Investees of Gopher Asset Management Co., Ltd.

Investees of Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	Investees of Gopher Asset Management Co., Ltd.

During the years ended December 31, 2015 and 2016, related party transactions were as follows:

	Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
One-time commissions
Investees of Shanghai Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	57,167,835	1,601,930	65,975,239	9,502,410
Investees of Gopher Asset Management Co., Ltd.	31,431,057	87,103,829	29,143,028	4,197,469
Investees of Gopher Capital GP Ltd.	21,610,352	163,062,723	42,830,956	6,168,941
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a consolidated VIE of the Company	16,899,267	90,178,715	14,709,830	2,118,656
Wanjia Win-Win	13,728,697	126,706	—	—
Investee funds of Wuhu Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	13,383,558	20,569,000	166,757,151	24,018,026
Investees of Shanghai Gopher Fangduoduo Investment Management Co., Ltd., a consolidated VIE of the Company	—	—	1,129,717	162,713
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a consolidated VIE of the Company	6,828,836	65,958,819	—	—
Investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., a consolidated VIE of the Company	3,594,621	—	—	—
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	3,169,064	—	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	2,971,000	—	—	—
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a consolidated VIE of the Company	2,637,579	—	—	—
One-time commissions earned from funds subscribed by shareholders	2,639,607	85,769	895,812	129,024
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	2,487,443	—	—	—
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	1,531,599	—	—	—
Gopher RE Credit Fund SP	764,235	—	—	—
Shaoxing Sequoia Huiyuan Capital Investment Fund (Limited Partnership)	99,035	—	—	—
Total one-time commissions	180,943,785	428,687,491	321,441,733	46,297,239
Recurring services fee
Investees of Shanghai Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	71,238,249	17,368,889	226,486,527	32,620,845
Investee funds of Gopher Asset Management Co., Ltd.	97,310,324	109,191,795	128,636,314	18,527,483
Wanjia Win-Win	94,493,711	44,791,972	7,440,558	1,071,663
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	79,651,065	51,807,324	79,315,287	11,423,777
Investees of Shanghai Gopher Investment Management Co., Ltd., a consolidated VIE of the Company	—	—	16,870,674	2,429,882
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	52,667,224	47,850,038	42,404,469	6,107,514
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a consolidated VIE of the Company	37,336,074	3,774,933	2,598,464	374,257
Investees of Gopher Capital GP Ltd.	31,373,962	116,225,782	164,488,522	23,691,275
Investee funds of Tianjin Gopher Asset Management Co., Ltd.	25,155,045	25,043,197	34,939,104	5,032,278
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a consolidated VIE of the Company	20,343,486	148,421,108	—	—
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	15,728,463	7,824,920	5,448,537	784,753
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a consolidated VIE of the Company	10,327,189	2,682,159	5,567,900	801,944
Wuhu Bona	7,040,886	8,842,927	7,728,080	1,113,075
Hangzhou Sequoia Heyuan Capital Investment Fund (Limited Partnership)	5,587,347	—	—	—

	Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Beijing Sequoia Heyuan Capital Investment Fund (Limited Partnership)	5,238,138	—	—	—
Investee funds of Shanghai Gopher Zhengda Damuzhi Investment Management Co., Ltd., a consolidated VIE of the Company	4,920,036	4,498,656	—	—
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	1,136,429	38,343,622	44,415,932	6,397,225
Recurring services fee earned from funds subscribed by shareholders	368,473	7,812,281	1,553,624	223,768
Investee funds of Noah Holdings (Hong Kong) Limited	155,662	—	—	—
Investee funds of Kunming Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	—	433,772	1,109,537	159,807
Investees of Shanghai Gopher Fangduoduo Investment Management Co., Ltd., a consolidated VIE of the Company	—	—	3,703,044	533,349
Investees of Shanghai Gopher NuoTie Investment Management Co., Ltd., a consolidated VIE of the Company			2,309,209	332,595
Investees of Shanghai Gopher Yuanhao Investment Management Co., Ltd., a consolidated VIE of the Company			710,544	102,340
Total recurring services fee	560,071,763	634,913,375	775,726,326	111,727,830
Performance-based income
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a consolidated VIE of the Company	57,659	23,085,688	4,711,247	678,559
Investee funds of Gopher Capital GP Ltd., a subsidiary	—	—	380,167	54,756
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a consolidated VIE of the Company	—	10,700,504	—	—
Investee funds of Gopher Asset Management Co., Ltd.	65,100,808	—	6,039,336	869,845
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a consolidated VIE of the Company	7,044,583	5,690,366	—	—
Investee funds of Wuhu Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	—	14,348,735	16,110,757	2,320,432
Wanjia Win-Win	4,139,003	—	6,913,756	995,788
Investee funds of Kunshan Jingzhao Equity Investment Management Limited	—	—	649,764	93,586
Investee of Shanghai Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	—	—	4,695,355	676,272
Total performance-based income	76,342,053	53,825,293	39,500,382	5,689,238
Other service fee
Investee funds of Gopher Asset Management Co., Ltd.	961,173	—	—	—
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a consolidated VIE of the Company	89,443	—	—	—
Wanjia Win-Win	573,540	—	—	—
Investee funds of Shanghai Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	303,005	—	—	—
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a consolidated VIE of the Company	12,678	—	—	—
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a consolidated VIE of the Company	63,679	—	—	—
Other services subscribed by shareholders	15,825	554,596	1,706,065	245,724
Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	9,367	—	—	—
Kunshan Jingzhao	8,090	—	—	—
Investee funds of Gopher Capital GP Ltd., a subsidiary	—	5,210	81,858	11,790
Total other service fee	2,036,800	559,806	1,787,923	257,514
Total	819,394,401	1,117,985,965	1,138,456,364	163,971,821

As of December 31, 2015 and 2016, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Wanjia Win-Win	30,687,837	9,702,246	1,397,414
Investee funds of Wuhu Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	18,428,721	158,270,393	22,795,678
Investee funds of Gopher Capital GP Ltd., a subsidiary	50,617,764	50,043,708	7,207,793
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	20,322,711	10,193,071	1,468,108
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a consolidated VIE of the Company	33,423,362	—	—
Investee funds of Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	61,364,006	76,730,690	11,051,518
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a consolidated VIE of the Company	935,529	375,130	54,030
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a consolidated VIE of the Company	9,629,670	24,635,070	3,548,188
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a consolidated VIE of the Company	76,647	—	—
Investee funds of Wuhu Gopher Yintai Investment Management Co., Ltd., a consolidated VIE of the Company	22,657	—	—
Investee funds of Tianjin Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	1,473,097	5,679,578	818,029
Investee funds of Kunming Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	50,202	30,391	4,377
Investee funds of Shanghai Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	209,830	75,685,406	10,900,966
Wuhu Bona Film Investment Management Co., Ltd.	1,180,268	4,996,325	719,621
Investees of Shanghai Gopher Fangduoduo Investment Management Co., Ltd., a consolidated VIE of the Company	—	3,828,248	551,382
Investees of Shanghai Gopher Nuo Tie Investment Management Co., Ltd., a consolidated VIE of the Company	—	2,424,197	349,157
Yiwu Xinguang Equity Investment Fund Management Co., Ltd.	—	4,009,600	577,503
Investees of Noah Holdings (Hong Kong) Limited		5,346,413	770,044
Other funds managed by the Group and affiliates	9,813,967	6,889,076	992,233
Total	238,236,268	438,839,542	63,206,041

As of December 31, 2015 and 2016, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
Investee funds of Shanghai Gopher Languang Investment Management Co., Ltd., a consolidated VIE of the Company	10,911,322	—	—
Investee funds of Wuhu Gopher Asset Management Co., Ltd.	28,000	8,881,566	1,279,212
Wanjia Win-Win	69,956	542,734	78,170
Investee funds of Gopher Asset Management Co., Ltd.	12,871,000	2,438,991	351,288
Investee funds of Hangzhou Vanke Investment Management Co., Ltd., a consolidated VIE of the Company	140,676	—	—
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	7,338	—	—
Fund Managed by Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a consolidated VIE of the Company	5,247,490	—	—
Investee funds of Chongqing Gopher Longxin Equity Investment Management Co., Ltd., a consolidated VIE of the Company	36,472	12,848	1,851
Investee funds of Shanghai Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	28,000	—	—
Investee funds of Gopher Capital GP Ltd., a subsidiary	2,669,774	981,329	141,341
Investee of Tianjin Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	—	194,335	27,990
Investee of Wuhu Gopher Asset Management Co., Ltd., a consolidated VIE of the Company	—	16,766,477	2,414,874
Total	32,010,028	29,818,280	4,294,726

In 2014, Shanghai Yafu Investment Consulting Co., Ltd.(“Shanghai Yafu”), an investment vehicle of Noah’s employees, acquired 10% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd upon formation of the entity. In July 2015, Sequoia Mingde, acquired 9.8% of equity interests in Shanghai Noah Yijie Finance Technology Co., Ltd., at purchase price of RMB31.6 million. The capital injection of Sequoia Mingde in 2015 into Shanghai Noah Yijie Finance Technology Co., Ltd. diluted the shares of Shanghai Yafu from 10.00% to 8.55%.

In December 2016, Shanghai Qinjie Investment (Limited Partnership), a fund managed by Shanghai Gopher, acquired 9.88% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd, at purchase price of RMB150 million through the issuance of Series B shares. This acquisition diluted the shares of Shanghai Yafu to 7.5% and the shares of Sequoia Mingde to 8.6%.

During the year ended December 31, 2015 and 2016, donation made to Shanghai Noah Charity Fund were RMB3.5 million and RMB6.0 million, respectively.

19. Commitments

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2016 were as follows:

Years Ended December 31	RMB	US$
2017	71,839,452	10,347,033
2018	61,417,714	8,845,991
2019	50,316,494	7,247,083
2020	43,588,626	6,278,068
2021 and after	131,776,349	18,979,742
Total	358,938,635	51,697,917

Rental expenses were RMB 46,852,399, RMB 75,964,160 and RMB 92,971,662 for the years ended December 31, 2014, 2015 and 2016, respectively.

20. Subsequent events

Effective on April 13, 2017, 2,492,146 of the Company’s ADSs held as treasury shares were cancelled.

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2016, was more than 25% of the Company’s consolidated net assets as of December 31, 2016.

a) Condensed balance sheets

	As of December 31
	2015	2016	2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	321,418,159	364,864,405	52,551,405
Due from subsidiaries and VIEs	543,918,770	504,906,811	72,721,707
Deferred tax assets	755,246	—	—
Other current assets	31,146,365	32,821,866	4,727,332
Total current assets	897,238,540	902,593,082	130,000,444
Investment in subsidiaries and VIEs	2,091,409,293	3,000,710,841	432,192,257
Non-current deferred tax assets	2,979,502	2,794,810	402,536
Other non-current assets	647,780	694,300	100,000
TOTAL ASSETS	2,992,275,115	3,906,793,033	562,695,237
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other current liabilities	15,300,517	10,443,302	1,504,148
Total current liabilities	15,300,517	10,443,302	1,504,148
Convertible notes	518,224,000	555,440,000	80,000,000
Other non-current liabilities	9,864,869	8,773,490	1,263,645
Total liabilities	543,389,386	574,656,792	82,767,793
Shareholders’ equity
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 20,802,611 shares issued and 19,556,538 shares outstanding as of December 31, 2015 and 21,003,533 shares issued and 19,716,328 shares outstanding as of December 31, 2016	69,086	69,758	10,047
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,515,000 shares issued and outstanding as of December 31, 2015 and 2016	29,047	29,047	4,184
Treasury stock (1,246,073 ordinary shares as of December 31, 2015 and 1,287,205 ordinary shares as of December 31, 2016)	(117,836,564)	(130,438,720)	(18,787,083)
Additional paid-in capital	990,515,956	1,226,215,683	176,611,794
Retained earnings	1,597,865,303	2,241,693,736	322,871,055
Accumulated other comprehensive income	(21,757,099)	(5,433,263)	(782,553)
Total shareholders’ equity	2,448,885,729	3,332,136,241	479,927,444
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	2,992,275,115	3,906,793,033	562,695,237

b) Condensed statement of operations

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Compensation and benefits	10,125,102	10,979,206	9,828,485	1,415,596
Selling expenses	167,690	373,752	89,785	12,932
General and administrative expenses	9,671,790	10,549,109	4,368,239	629,157
Total operating cost and expenses	19,964,582	21,902,067	14,286,509	2,057,685
Loss from operations	19,964,582	21,902,067	14,286,509	2,057,685
Other income (expenses):
Interest income	5,547,639	8,336,138	10,412,533	1,499,717
Interest expense	—	(16,050,359)	(19,288,813)	(2,778,167)
Investment income	—	25,506,549	—	—
Other income (expenses)	(451,217)	112,762	(968,676)	(139,518)
Total other income	5,096,422	17,905,090	(9,844,956)	(1,417,968)
Income before taxes and income from equity in subsidiaries and VIEs	(14,868,160)	(3,996,977)	(24,131,465)	(3,475,653)
Income tax (benefit)/expenses	(1,268,040)	3,524,413	3,298,731	475,115
Income from equity in affiliates	—	—	1,393,685	200,732
Equity in profit of subsidiaries and VIEs	462,689,051	536,296,648	663,267,482	95,530,387
Net income attributable to Noah shareholders	446,552,851	535,824,084	643,828,433	92,730,581

c) Condensed statement of comprehensive income

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Net income	446,552,851	535,824,084	643,828,433	92,730,581
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	6,427,932	4,882,284	19,324,565	2,783,317
Fair value fluctuation of available-for-sale investment (Note 4)	2,620,351	718,414	(1,291,318)	(185,988)
Fair value fluctuation of available-for-sale investment of affiliates	—	—	(1,709,411)	(246,206)
Other comprehensive income	9,048,283	5,600,698	16,323,836	2,351,123
Comprehensive income attributable to Noah Holdings Ltd. shareholders	455,601,134	541,424,782	660,152,269	95,081,704

d) Condensed statements of cash flows

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Noah shareholders	446,552,851	535,824,084	643,828,433	92,730,581
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,125,102	10,979,206	9,828,485	1,415,596
Gain from equity in subsidiaries and VIE	(462,689,051)	(536,296,648)	(663,267,482)	(95,530,387)
Changes in operating assets and liabilities:
Amount due from subsidiaries and VIEs	13,853,941	(319,184,087)	39,011,959	5,618,892
Other current assets	(21,489,980)	(5,774,175)	(1,722,021)	(248,023)
Deferred tax assets	(339,900)	(575,664)	939,938	135,379
Uncertain tax position liabilities	1,016,786	(4,804,123)	—	—
Other current liabilities	3,066,233	7,942,352	(4,857,215)	(699,584)
Other non-current liabilities	82,534	1,821,548	(1,091,379)	(157,191)
Net cash provided by (used in) operating activities	(9,821,484)	(310,067,507)	22,670,718	3,265,263
Cash flows from investing activities:
Investment in subsidiaries and VIEs	(79,958,941)	(7,851,539)	—	—
Increase in investment in affiliates	—	(22,672,300)	(27,702,118)	(3,989,935)
Net cash used in investing activities	(79,958,941)	(30,523,839)	(27,702,118)	(3,989,935)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	4,062,622	4,351,330	4,539,237	653,786
Share repurchase	—	(44,586,036)	(12,602,156)	(1,815,088)
Proceeds from convertible notes	—	518,224,000	—	—
Net cash provided by financing activities	4,062,622	477,989,294	(8,062,919)	(1,161,302)
Effect of exchange rate changes	6,427,932	4,882,284	56,540,565	8,143,533
Net (decrease) increase in cash and cash equivalents	(79,289,871)	142,280,232	43,446,246	6,257,559
Cash and cash equivalents—beginning of year	258,427,798	179,137,927	321,418,159	46,293,846
Cash and cash equivalents—end of year	179,137,927	321,418,159	364,864,405	52,551,405

e) Notes to condensed financial statements

1.	The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

2.	As of December 31, 2015 and 2016, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.