Form 20-F
period 2017-12-31
Noah Holdings Ltd
filed 2018-04-30
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Phone: (86) 21 8035 9221

Facsimile: (86) 21 8035 9641

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American depositary shares, two of which represent one Class A ordinary share, par value US$0.0005 per share Class A ordinary shares, par value US$0.0005 per share*	New York Stock Exchange

(Title of Each Class and Name of Each Exchange on Which Registered)

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,235,183 Class A ordinary shares issued, par value US$0.0005 per share, and 8,465,000 Class B ordinary shares issued, par value US$0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“active clients” for a given period refers to registered clients who obtain financial products distributed or provided by us during that given period, excluding clients in our other financial services segment;

•	“ADSs” refer to our American depositary shares, two of which represent one Class A ordinary share;

•	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous and regular supervisory or management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for secondary market equity investments. For secondary market equity investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;

•	“financial products” refer to products we distribute to clients, such as fixed income products, private equity products, secondary market equity products and insurance products;

•	“high net worth individual” refers to individuals with investable financial assets of no less than RMB6 million;

•	“mass affluent individuals” refer to the high end of the mass market, or individuals with RMB500,000 to RMB6 million of investable financial assets.

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

•	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting specific investors;

•	“registered clients” refer to high net worth individuals who have finished our know-your-customer and anti-money laundering review process, but may or may not have purchased any products with us;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period; and

•	“ultra high net worth individuals” refer to individuals with investable financial assets of no less than RMB 10 million.

•	“variable interest entity” and “our consolidated variable interest entity” refer to Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”) and its subsidiaries including Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), unless the context otherwise requires.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate for December 29, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the wealth management, asset management and other financial services industries in China and internationally;

•	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

•	our expectations regarding keeping and strengthening our relationships with product providers;

•	relevant government policies and regulations relating to our industry;

•	our ability to attract and retain qualified employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in the wealth management, asset management and other financial services industries in China and internationally;

•	general economic and business conditions in China and internationally;

•	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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

Our selected consolidated financial data presented below for the years ended December 31, 2015, 2016 and 2017 and our balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). Our selected consolidated financial data presented below for the years ended December 31, 2013 and 2014 and our balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited financial statements not included in this annual report.

Starting from the fourth quarter of 2015, we changed our reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”). Comparable data of prior periods have also been adjusted accordingly.

	Year Ended December 31,
	2013 RMB’000	2014 RMB’000	2015 RMB’000	2016 RMB’000	2017 RMB’000	2017 US$’000
Revenues
Total revenues	1,064,620	1,617,160	2,232,696	2,561,636	2,846,006	437,423

Less: business taxes and related surcharges	(58,643)	(88,674)	(112,769)	(48,064)	(19,098)	(2,935)

Net revenues	1,005,977	1,528,486	2,119,927	2,513,572	2,826,908	434,488

Operating costs and expenses:
Compensation and benefits	(448,738)	(737,459)	(1,164,492)	(1,300,405)	(1,407,372)	(216,308)
Selling expenses	(102,198)	(147,265)	(263,815)	(322,667)	(320,462)	(49,254)
General and administrative expenses	(110,020)	(151,626)	(170,929)	(234,488)	(248,878)	(38,252)
Other operating expenses	(5,445)	(29,961)	(94,624)	(151,088)	(147,318)	(22,642)
Government subsidies	32,645	90,932	132,709	162,365	74,156	11,398

Total operating costs and expenses	(633,756)	(975,379)	(1,561,151)	(1,846,283)	(2,049,874)	(315,058)

Income from operations:	372,221	553,107	558,776	667,289	777,034	119,430

Other income (expenses):
Interest expenses	—	—	(16,050)	(19,289)	(24,128)	(3,708)
Interest income	20,272	38,902	39,699	39,539	45,020	6,919
Investment income	24,142	23,551	51,955	48,537	67,343	10,350
Other income (expense), net	1,908	(13,961)	456	(2,531)	3,542	544

Total other income	46,322	48,492	76,060	66,256	91,777	14,105

Income before taxes and income from equity in affiliates	418,543	601,599	634,836	733,545	868,811	133,535
Income tax expense	(100,082)	(151,293)	(129,887)	(157,997)	(199,085)	(30,599)
Income from equity in affiliates	7,291	13,584	21,353	22,343	92,136	14,161

Net income	325,752	463,890	526,302	597,891	761,862	117,097
Less: net income (loss) attributable to non-controlling interests	9,821	17,333	(9,523)	(40,602)	(13,745)	(2,113)
Less: income (loss) attributable to redeemable non-controlling interest of a subsidiary	—	—	—	(5,336)	6,483	996
Less: deemed dividend on non-controlling interest of a subsidiary	—	—	—	—	6,201	953

Net income attributable to ordinary shareholders of Noah Holdings Limited	315,931	446,557	535,825	643,829	762,923	117,261

Net income per share
Basic	11.50	16.02	19.08	22.87	26.98	4.15
Diluted	11.28	15.82	18.31	22.08	25.90	3.98
Net income per ADS(1)
Basic	5.75	8.01	9.54	11.44	13.49	2.07
Diluted	5.64	7.91	9.15	11.04	12.95	1.99
Weighted average number of shares used in computation:
Basic	27,480,150	27,873,501	28,085,521	28,150,139	28,275,637	28,275,637
Diluted	28,008,386	28,227,823	30,145,976	30,036,763	30,233,823	30,233,823
Dividends declared per share	—	—	—	—	—	—

Note:

(1)	Two ADSs represent one Class A ordinary share.

	Year Ended December 31,
	2013 RMB’000	2014 RMB’000	2015 RMB’000	2016 RMB’000	2017 RMB’000	2017 US$’000
Consolidated Balance Sheet Data
Cash and cash equivalents	1,187,211	1,750,205	2,132,924	2,982,510	1,906,753	293,063
Total assets	1,835,813	2,674,803	4,096,995	5,956,489,	6,494,854	998,247
Total current liabilities	380,251	692,755	966,831	1,575,711	1,823,327	280,241
Total liabilities	412,014	734,931	1,562,999	2,234,553	1,987,108	305,413
Redeemable non-controlling interest of a subsidiary	—	—	—	330,664	—	—
Total equity	1,423,799	1,939,872	2,533,996	3,391,272	4,507,746	692,834

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

Reconciliation of GAAP to Non-GAAP Results (unaudited)

	Year Ended December 31,
	2013 RMB’000	2014 RMB’000	2015 RMB’000	2016 RMB’000	2017 RMB’000	2017 US$’000
Net income attributable to Noah shareholders	315,931	446,557	535,825	643,829	762,923	117,261
Adjustment for share-based compensation related to:
Share options	1,266	9,043	33,912	39,008	51,054	7,847
Restricted shares	30,984	23,647	33,760	40,163	42,581	6,544

Adjusted net income attributable to Noah shareholders (non-GAAP)(1)	348,181	479,247	603,497	723,000	856,558	131,652

Note:

(1)	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Exchange Rate Information

We have prepared our consolidated financial statements in RMB. Our business is primarily conducted in China in RMB. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2017 at US$1.00: RMB6.5063, which was the certified exchange rate in effect as of December 29, 2017. The certified exchange rate on April 13, 2018 was US$1.00: RMB6.2725. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

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

	Noon Buying Rate
Period	Period- End	Average (1)	Low	High
2013	6.0537	6.1475	6.0537	6.2438
2014	6.2046	6.1612	6.0402	6.2591
2015	6.4778	6.2823	6.1870	6.4896
2016	6.9430	6.4480	6.3856	6.9580
2017	6.5063	6.4773	6.4710	6.9575
October	6.6328	6.6271	6.5712	6.6533
November	6.6090	6.6214	6.5967	6.6385
December	6.5063	6.5899	6.5063	6.6210
2018
January	6.2841	6.4243	6.2841	6.5263
February	6.3280	6.3191	6.2649	6.3471
March	6.2726	6.3187	6.2685	6.3565
April (through April 13, 2018)	6.2725	6.2900	6.2655	6.3045

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management and other financial services capabilities. Over the last five years, we have experienced rapid growth, with our net revenues increasing at a compound annual growth rate (“CAGR”) of 29.5% from 2013 to 2017. We cannot assure you that we will grow at our historical rate of growth. While we seek to continuously develop new financial products and/or services, it is difficult to predict whether our new financial products and services will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively and makes the prediction of future results of operations difficult. As a result, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future.

The financial products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of financial products, including onshore and offshore fixed income products, private equity products, secondary market equity products and insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

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

If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, and our clients suffer financial loss or other damages resulting from their purchase of the financial products we distribute or manage, our reputation, client relationships, business and prospects will be materially and adversely affected.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of our clients or prospective clients, is critical to our business. Our reputation and brand recognition are vulnerable to threats that are difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless. Moreover, any misconduct or allegations of misconduct by managers of third-party funds we distribute could result in negative media publicity and affect our reputation and the confidence of our clients. Furthermore, any negative media coverage about the financial service industry in general or product/service quality problems in the industry, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, financial product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Poor investment portfolio performance may lead to a decrease in AUM and reduce revenues from and the profitability of our asset management business.

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. As a portion of our revenues of our asset management business comes from performance-based fees, which are typically based on how much the returns on our managed accounts exceed a certain threshold return for each investor, we will not earn performance-based fees if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of incentive fee income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer AUM and lower fees for us. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of financial products are based on commission and fee rates negotiated with financial product providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

While a portion of our revenues are derived from fees and commissions paid by our clients, we derive a significant portion of revenues from recurring fees and commissions paid by financial product providers. These recurring fees and commission rates are negotiated, and vary from product to product. Recurring fees and commission rates are fluctuated based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for financial products, the availability of comparable products from other product providers at a lower cost, the availability of alternative financial products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of financial products that we distributed or managed may have a significant impact on our bargaining power with product providers in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the financial products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

The financial products we distribute are supplied by a limited number of financial product providers; and the renegotiation or termination of our relationships with such financial product providers could significantly impact our business.

The financial products we distribute are supplied by a select number of financial product providers, including private equity firms, real estate fund managers, securities investment fund managers, mutual fund management companies, and insurance companies. Although we had over 500 product providers as of December 31, 2017 in our wealth management business, a significant portion of the products distributed by us are sourced from a limited number of these providers, and thus we rely on our relationships with those important product providers. In 2015, 2016 and 2017, our top three independent financial product providers accounted for approximately 16.7%, 17.3% and 36.1% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with financial product providers are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant financial product. For any new financial products, new agreements need to be negotiated and entered into. If financial product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

Some of our clients may redeem their investments from time to time, which could reduce our fee revenues.

Certain of our asset management fund agreements and financial product agreements permit investors to redeem their investments with us at quarterly or annual intervals, after an initial “lockup” period during which redemptions are restricted or penalized. If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our recurring service fee revenues correlate directly to the amount of our AUM; therefore, redemptions may cause our expected recurring service fee revenues to decrease. Similarly, our assets under advisory (“AUA”) could decrease due to redemptions as well and impact our fees from financial products. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our AUM and AUA could accelerate. In addition, redemptions could ultimately require us to liquidate assets under unfavorable circumstances, which would further harm our reputation and results of operations.

Our other financial services business segment involves relatively new business models and may not be successful.

Our other financial services business segment is comprised of several business lines, including our online wealth management, lending services, and payment technology services. Many elements of our other financial services business are relatively unproven, and the markets for these services in China are relatively new, rapidly developing and subject to significant challenges. Although we intend to devote additional resources to expanding our other financial services business and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our other financial services customers, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for the other financial services we provide. In addition, our other financial services business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. We have not yet proven the essential elements of profitable operations in our other financial services business, and our business and revenues would be materially and adversely affected if we are not successful.

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management, asset management and other financial services industries in China are all undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our ability to compete in this environment is also affected by license requirements for the distribution of financial products and the provision of asset management and certain other financial services imposed on businesses operating in such industries. Our future success in each of these areas of our business will depend in part on our ability to continue to maintain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis. In distributing financial products, we face competition primarily from other wealth management companies, commercial banks, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds or fixed income funds. In addition, our other financial services business segment faces competition from a range of financial service providers which offer similar services in China.

Many of our competitors have greater financial and marketing resources or broader customer relationships than we do. For example, the PRC commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. Moreover, many financial product providers with whom we currently have relationships, such as private equity investment firms, are also engaged in, or may in the future engage in, the distribution of financial products and may benefit from the integration of financial products with their other product offerings.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2017. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

Our business is subject to the risks associated with international operations.

International expansion is an important component of our growth strategy, with revenue from countries and regions outside of China representing 19.3% of our total revenue in 2017. We started conducting business in Hong Kong in 2012, expanded our business to Taiwan in 2014 and launched offices in Silicon Valley in 2016 and Vancouver, Melbourne and New York in 2017. Expanding our business internationally exposes us to a number of risks, including:

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in understanding local markets and culture and complying with unfamiliar laws and regulations;

•	unexpected legal or regulatory changes;

•	fluctuations in currency exchange rates;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;

•	difficulty in recruiting and retaining qualified personnel;

•	potentially adverse tax consequences; and

•	increased costs associated with doing business in foreign jurisdictions.

Certain of the financial products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in China.

Certain of the financial products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2015, 2016 and 2017, the total value of financial products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 31.6%, 29.4% and 19.8% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM decreased from 36.7% in 2015 to 19.2% in 2016 and to 7.8% in 2017.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. Specifically, in the last approximately five years, the PRC government at the national and local levels has adopted numerous policies to slow price increases in the real estate market and to curb speculative buying by requiring more stringent implementation of housing price control measures, with some of those policies being subsequently reversed when the market was perceived to be softer. Such measures may depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate.

In addition, the AMAC released the Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4, or the No. 4 Filing Rules on February 13, 2017 to regulate investments in the real estate area by securities and futures institutions. According to the No. 4 Filing Rules, the AMAC will not accept the filing application of private asset management plans or private funds investing into ordinary residential properties in “popular cities,” including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment and other specific ways of investment which are identified in the No. 4 Filing Rules. However, we cannot assure you that the PRC government would promulgate other real estate related laws and policies that may affect our business.

If we breach our fiduciary duty as the general partner or fund managers of the funds, our results of operations will be adversely impacted.

Neither the principal nor the return of the products we distribute and/or manage is guaranteed by us. As such, we do not bear any liabilities for any loss to the capital of the products, provided that (i) the distribution and management of the concerned products are conducted in the normal course of business; (ii) we have no fraud or gross negligence during the course of distribution and management, and have no intentional misconduct which will harm the interests of either the fund or the limited partners, and (iii) we have not conducted any other acts which are deemed to breach our fiduciary duty. Because we serve as the general partner or manager for the funds, we have fiduciary duty to the limited partners or the investors. Our asset management business is subject to inherent risks if we are deemed to breach our fiduciary duty. If we are deemed to breach our fiduciary duty, such as by failing to establish and/or implement appropriate controls for the handling and processing of our clients’ cash investments, we may be exposed to risks and losses. We also could experience losses on our principal in an entity which act as the general partner of any fund in the form of limited liability partnership, as the general partner shall bear unlimited joint and several liability for the debts of any fund managed by it. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, it is unclear whether our assets will be subject to third-party claims arising out of losses or liabilities incurred by contract-based private funds we manage and we cannot assure you that our assets will not be exposed to such claims. If the assets managed by our asset management business become exposed to such claims, our future growth will be materially and adversely affected.

Misconduct of our relationship managers or other employees, including potential misuse of client funds, could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when distributing financial products or providing asset management or other financial services to clients;

•	improperly using or disclosing confidential information of our clients, financial product providers or other parties;

•	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

•	accessing and misusing client funds, especially those maintained in segregated accounts for our contract-based private funds; or

•	other conducts not complying with laws and regulations or our internal policies or procedures.

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

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face arbitration claims and lawsuits brought by our clients who have bought financial products we distribute or asset management or other financial services that we provide which turned out to be unsuitable for any reason, such as misconduct by the managers of third-party funds that we have recommended or made available to our clients, or change of legal requirements or regulatory environment. In connection with our provision of lending services, we may encounter complaints alleging breach of contract or potential usury claims in our ordinary course of business. We may also encounter complaints alleging misrepresentation on the part of our relationship managers or other employees. Moreover, if the relevant regulator issues new compulsory requirements affecting our business with which we are unable to comply in a timely manner or at all, we may encounter additional complaints, lawsuits or arbitration claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us, including harm to our reputation. Even if we are successful in defending against these actions, we may incur significant expenses in the defense of such matters. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

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

There have been a number of highly publicized cases involving financial services companies, consumer-based companies, governmental agencies and other organizations reporting the unauthorized disclosure of client, customer or other confidential information in recent years, as well as cyber attacks involving the dissemination, theft and destruction of corporate information or other assets, as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties. There have also been several highly publicized cases where hackers have requested “ransom” payments in exchange for not disclosing customer information or for restoring access to information or systems.

We are occasionally the target of attempted cyber attacks, including denial-of-service attacks, and must continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. We may face an increasing number of attempted cyber attacks as we expand our mobile- and other Internet-based products and services, as well as our usage of mobile technologies and as we provide more of these services to a greater number of individual clients. In addition, due to our interconnectivity with third-party vendors (and their respective service providers), central agents, exchanges, clearing houses and other financial institutions, we could be adversely impacted if any of them is subject to a successful cyber attack or other information security event. These effects could include the loss of access to information or services from the third party subject to the cyber attack or other information security event, which could, in turn, interrupt certain of our businesses.

Despite our efforts to ensure the integrity of our systems and information, we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently and are often not recognized until launched. Cyber attacks can originate from a variety of sources. Any systems failure or security breach or lapse that results in the leaking of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls as necessary, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information stored by us. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

In addition, because we provide financial product distribution services for product providers, we may have to share certain personal information about investors with contracted product providers, such as names, addresses, phone numbers and transaction accounts. We have limited control or influence over the security policies or measures adopted by such product providers. Any compromise or failure of the information security measures of these product providers could also have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

The proper functioning of our technology platform is essential to our business. Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the financial products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various branch offices and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahwm.com as well as our mobile applications (“Mobile Applications”), including Wei Nuo Ya, Cai Fu Pai and Wei Xiao Ding Tou, to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Maintaining and improving our technology infrastructure requires significant levels of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. Any such future occurrences could reduce customer satisfaction, damage our reputation and our financial condition, results of operations and business prospects, as well as our reputation, could be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights in our research reports, the financial products we distribute, the asset management and other financial services we provide and other aspects of our business. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or prevent piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as those in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may face intellectual property infringement claims against us, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business even if the claim is without merit. We cannot assure you that such infringement claims will not be asserted against us in the future. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

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

Our future success depends heavily on the continued services of our current executive officers and senior management team. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel, across our wealth management, asset management and other financial services businesses. Qualified employees are in high demand in the wealth management, asset management and other financial services industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of our senior management to work effectively as a team.

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

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. For example, while we are able to obtain professional indemnity insurance in Hong Kong for our operations located there, such insurance offerings are rare in China. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

A downgrade in our credit rating could restrict our access to, and negatively impact the terms of, current or future financings.

Standard & Poor’s Global Ratings (“S&P”) has given us an investment grade long-term credit rating. We cannot provide assurance that our current rating will remain in effect for any given period of time or will not be lowered or withdrawn entirely by S&P if, in its judgment, circumstances so warrant. Any decision by S&P to downgrade our rating in the future, particularly below investment grade, could restrict our access to, and negatively impact the terms and conditions of, current or future financings. Specifically, if our rating is downgraded and we decide to conduct more financings, such as obtaining bank loans, our borrowing costs would increase. In addition, we may not be able to obtain favorable credit terms or lenders may require us to provide collateral, letters of credit, or other forms of security, which would increase our operating costs.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services (“VATS”) overseas. In addition, we act as the general partner or investment manager of some funds which invest into other equity investment funds or project companies. In order to comply with the PRC regulatory restrictions on foreign investment in certain industries, the underlying fund manager or the project company will usually require that investors shall not be foreign-invested entities or the foreign capital percentage shall be limited to a specified ceiling.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises (“FIEs”). To comply with PRC laws and regulations, we rely on contractual arrangements with our consolidated variable interest entity, Noah Investment, and its affiliates to operate a portion of our operations in China, including asset management business and certain other restricted services. Our contractual arrangements with Noah Investment and its shareholders which include Jingbo Wang (our co-founder, chairman and chief executive officer), Zhe Yin (our co-founder, director and chief executive officer of Gopher Asset Management), Boquan He (a director), Xinjun Zhang, Yan Wei, and Qianghua Yan, enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (2) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Shanghai Noah Investment (Group) Co., Ltd. (“Noah Group”); and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interest in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours. Our variable interest entity and its subsidiaries generated RMB972.2 million, RMB435.1 million and RMB444.3 million (US$68.3 million) in net revenues in 2015, 2016 and 2017, respectively, which contributed 45.9%, 17.3% and 15.7% of our total net revenues in the respective years. For further detail on these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and the Telecommunications Regulations and the relevant regulatory measures concerning the foreign investment restrictions in various underlying industries, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce (the “MOFCOM”), the Ministry of Industry and Information Technology (the “MIIT”), China Securities Regulatory Commission (the “CSRC”), the Asset Management Association of China (the “AMAC”) or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by relevant regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated variable interest entity and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our variable interest entity’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated variable interest entity or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our variable interest entity in our consolidated financial statements.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

As noted above, we rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. If our consolidated variable interest entity or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated variable interest entity is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated variable interest entity, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under the current contractual arrangements, as a legal matter, if our variable interest entity or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. However, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Noah Group, our PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the PBOC according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman and chief executive officer, Mr. Zhe Yin, our director and vice president, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are both our directors or executive officers and shareholders of our variable interest entity. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of our variable interest entity, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

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

We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

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

Under the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the articles of association of our PRC subsidiaries and variable interest entity, our PRC subsidiaries and variable interest entity are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital. We allocated RMB168.7 million, RMB208.8 million and RMB250.7 million (US$38.5 million) to statutory reserves during the years ended December 31, 2015, 2016 and 2017, respectively. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our PRC subsidiaries and consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of currently existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list”, which was later issued by MOFCOM and the National Development and Reform Commission, or the NDRC, market entry clearance by the MOFCOM or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime. On June 28, 2017, the State Planning Commission and the MOFCOM released the Catalogue of Industries for Guiding Foreign Investment (2017 Revision) (the “2017 Foreign Investment Catalogue”). The 2017 Foreign Investment Catalogue has divided the foreign investment industries into the encouraged area and the “negative list” which includes the restricted area, the prohibited area and the encouraged area in which only certain requirements may apply.

The “variable interest entity” structure (“VIE structure”) has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 4. Information of the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimately controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for the companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered to be illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities. The authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. It is uncertain whether the industries in which our variable interest entity operates will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued and amended from time to time. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, or we plan to apply for determination on the PRC investor during the clearance process, we face uncertainties as to whether such clearance or ratification can be timely obtained, or at all.

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

Any loans to our PRC subsidiaries, which are treated as FIEs under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. The limit for the total amount of foreign debt is two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be approved by the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”) which took effect and replaced previous regulations effective June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

The laws and regulations governing the wealth management, asset management and other financial industries in China are developing and subject to further changes.

To date, the relevant regulatory authorities and AMAC have released many laws and regulations governing the wealth management, asset management and other financial industries in China, including regulations over private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not yet adopted a unified regulatory framework yet.

As for our asset management business, as a result of a governmental reorganization in June 2013, the CSRC is now in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, private securities investment funds and other forms of private funds. AMAC has promulgated a series of rules and measures regulating the registration of private funds, qualified investor standards, fund raising, investment advice service provided by third parties, structured asset management plan and private asset management plans investing into real estate development enterprises or projects and etc. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Funds.” In addition, the CSRC and AMAC may adopt further detailed regulations and implementing policies that govern private funds and private fund managers. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.

As the regulators of the wealth management and asset management industries in China are enhancing their supervision over the industry, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. For example, oin November 2017April 27, 2018, PBOC, China Banking and Insurance Regulatory Commission (“CBIRC”, which resulted from the merger of the China Banking Regulatory and Commission and the China Insurance Regulatory Commission on April 9, 2018 as a result of commission reform), CSRC and SAFE jointly , Chinese regulators released a draft version of the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (“Asset Management Guidance Opinions”) to seek public comments. The draft Asset Management Guidance Opinions would require managers of asset management products to follow the restrictions on investments into non-standard assets, impose limits on leverage rates, put aside rise reserve funds and place restrictions on channel-through products. Asset management investments covered by the draft Asset Management Guidance Opinions include financial products, trust plans, mutual funds, private funds and other asset management investments managed by securities companies, fund management companies or their subsidiaries, futures companies and insurance asset management companies. The Asset Management Guidance Opinions requires that each regulator shall further promulgate detailed rules targeting at specific segments of the wealth and asset management industries. As a result, substantial uncertainties exist regarding the evolution of the regulatory regime and the interpretation and implementation of current and any future PRC laws and regulations applicable to the wealth management and asset management industry. To date, thirteen subsidiaries of our PRC variable interest entity have successfully completed the registration with AMAC. As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

In addition, our subsidiaries or variable interest entities may need to obtain necessary licenses to carry out other financial services from the central and/or local government, the governing rules of which are developing and might conflict with each other. For example, our lending service subsidiary, Noah Rongyitong (Wuhu) Microfinance Co., Ltd. (“Rongyitong”), has been granted a permit to carry out such business by the local government of Anhui province. The Guidance on the Pilot Establishment of Small Short-term Loan Companies (“Small Loan Guidance”), jointly promulgated by the China Banking Regulatory Commission (the “CBRC” which is now a division of the CBIRC that supervises the banking industry in the PRC) and the PBOC, requires that the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. The Anhui local rule provides, however, that the shareholding percentage of the founding shareholder shall not exceed 20% in principle unless approved by the local financial bureau. As the Anhui financial bureau has granted us approval of our shareholding structure, Noah Group is a founding shareholder of Rongyitong and holds a 35% equity interest. For the shareholding structure of Rongyitong see “Item 4 Information on the Company—C. Organizational Structure”. Under the Notice on Regulation and Renovation of the Cash Loan Business promulgated on December 1, 2017, the local government is required to examine and review small short-term loan companies with respect to their business and capital contributions. We cannot be certain whether we will be required to transfer a portion of our equity interest in Rongyitong to third parties to comply with the Small Loan Guidance. If that were to occur, such transfer could affect our overall control of Rongyitong.

The laws and regulations governing the Internet financial service industry in China are developing and subject to changes.

Due to the relatively short history of the Internet financial service industry in China, the PRC government has not adopted a comprehensive regulatory framework governing the industry although an increasing number of new policies and guidelines are being adopted by the PRC government in this area. As the Internet financial service business in China is new and rapidly evolving, new laws and regulations may be adopted from time to time and we may be required to obtain additional licenses and permits beyond those we currently hold or are applying for. Currently, there are ad hoc laws and regulations applicable to elements of Internet financial service-related businesses, such as laws and regulations governing payment related and VATs. While our subsidiary Shanghai Noah Yijie Internet Technology Co. Ltd. has successfully obtained the required Internet content provider license required for operating an online wealth management platform, there is no guarantee that we will be able to obtain the requisite licenses for all elements of our online wealth management business.

In addition, in July 2015, the PBOC, together with nine other PRC regulatory agencies, jointly issued a series of policy measures applicable to the Internet financial service industry titled the Guidelines on Promoting the Healthy Development of Internet Finance (the “Guidelines”). The Guidelines formally introduced the regulatory framework and basic principles for the Internet financial service industry in China, including but not limited to Internet payment, online lending, equity crowd-funding, Internet fund sales, Internet insurance, Internet trust and Internet consumer finance. Relevant regulators have issued rules and regulations addressing different issues in the Internet financial service industry. While we have taken measures to comply with the applicable laws and regulations and obtain the licensing and permits that are applicable to our business operations, these laws, rules and regulations are issued by different central, provincial and local governments and enforced by different local authorities with broad discretion in implementing and enforcing them. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. As such, we cannot assure you that our online wealth management business would not be deemed to violate any applicable PRC laws or regulations, that our online wealth management business will comply with the applicable regulatory regime or that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires. If we fail to comply with any such laws or regulations, or if we otherwise become subject to enforcement actions under such laws or regulations, we may face significant monetary, reputational or other harm to our business, including fines, restrictions on our activities or revocation of our licenses.

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In June 2010, the PRC government allowed the Renminbi to appreciate slowly against the U.S. dollar. However, starting from June 2015, the trend of appreciation changed and the Renminbi started to depreciate against the U.S. dollar gradually. In recent years, the exchange rate between Renminbi and U.S. dollar has fluctuated. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

The majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets, our convertible notes and our dividend payments are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for payment of interest expenses or principal regarding the outstanding convertible notes, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

PRC foreign exchange control regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, we may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange control regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are currently able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities or designated banks is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Economic conditions in China are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in China, our business and prospects may be affected by economic conditions or changes in the financial markets in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the financial products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased spending by our existing clients. Additionally, we earn recurring service fees on certain financial products over a period of time after the initial sale. Clients may redeem or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of financial product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

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

Under these foreign exchange rules and regulations, PRC residents are required to complete SAFE registration before contributing their legally owned onshore or offshore assets or equity interest into any special purpose vehicle (“SPV”) directly established, or indirectly controlled, by them for the purpose of investment or financing. Such foreign exchange regulations and rules further require that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes on a timely basis.

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

We have requested PRC residents holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required by these foreign exchange regulations. We believe that such shareholders and beneficial owners have completed the required registrations We cannot assure you, however, that the shareholders will complete any necessary amendment registrations and filings with the local SAFE branch in a timely manner. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.

In January 2007, SAFE issued Implementing Rules for the Administrative Measures of Foreign Exchange Matters for Individuals (the “Individual Foreign Exchange Rule”), which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company (the “Stock Incentive Plan Rules”), pursuant to which “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas-listed company are required, through qualified PRC agents (which could be the PRC subsidiary of such overseas-listed company), to register with SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees who are “domestic individuals” and have been granted share options (the “PRC optionees”), became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our PRC optionees are in the process of completing the registration requirement under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. However, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. We cannot guarantee that our current practices will comply with future interpretations of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rule, and any failure to comply could subject us to fines and other legal sanctions.

Any decrease in any of the government subsidies currently available to us in the PRC could adversely affect our financial condition and results of operations.

Our PRC subsidiaries and variable interest entity and its subsidiaries have been granted governmental financial subsidies from time to time, including RMB74.2 million for the year ended December 31, 2017. See“ Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Financial Indicators—Costs and Expenses—Government Subsidies”. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our affiliated entities in China, including our variable interest entity, our PRC subsidiaries and their subsidiaries. Any decrease in these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC tax resident enterprise, directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, our Hong Kong subsidiaries, such as Noah Insurance (Hong Kong) Limited (“Noah Insurance”), are able to enjoy the 5% withholding tax rate for the dividends they receive from their PRC subsidiaries in which they hold a more than 25% share stake if they satisfy the conditions prescribed in relevant tax rules and regulations and obtain the approvals as required. However, if Noah Insurance is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned PRC subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law (“Implementation Rules”), an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2017, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

The State Administration of Taxation (“SAT”) has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 (“SAT Circular 7”). Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposition of equity interest in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, in spite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, an indirect transfer falling into the scope of certain safe harbors under SAT Circular 7 may not be subject to PRC tax. Such safe harbors include qualified group restructuring, secondary market equity trading and tax treaty exemptions.

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effect from December 1, 2017. SAT Public Notice 37 replaced a series of circulars and revised the rules governing the administration of withholding tax on China-source income derived by nonresident enterprises. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for a non-resident enterprise which is declaring a dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; and (ii) the provision that a non-resident enterprise must self-report tax within seven days if its withholding agents fail to withhold or is removed.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor shall be withholding agents and shall withhold the PRC tax from the transfer price. If a withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither a withholding agent nor the transferor complies with the obligations under SAT Circular 7 and SAT Public Notice 37, other than imposing penalties such as late payment interest on the transferors, the tax authority may also hold a withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7 and SAT Public Notice 37.

However, as there is a lack of clear statutory interpretation on the implementation of these rules and notices, there is no assurance that the tax authorities will not apply, SAT Circular 7 and SAT Public Notice 37 to previous investments by non-PRC resident investors in our company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective in January 2008 and was subsequently amended in July 2013. The Labor Contract Law establishes more restrictions on and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, subject to certain conditions, or after the employee has worked for the employer for ten consecutive years. The employer is also required to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008 if we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$21.89 to US$48.09 in 2017. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies who shares trade in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of April 12, 2018, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 30.0% of our share capital and controlled 62.5% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

Our board of directors, which has complete discretion as whether to distribute dividends, does not currently plan to pay any dividends. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Although we declared an annual cash dividend for the fiscal years 2011 and 2012, we may not declare any dividend in the future, and even if we do so, any future dividend may be less than those declared in 2011 and 2012. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain their current price.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 12, 2018, we had 20,288,359 Class A ordinary shares outstanding, including 15,788,359 Class A ordinary shares represented by ADSs. Except for the restricted ADSs representing 2,438,405 Class A ordinary shares held by affiliates of Sequoia Capital China, the rest of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that created a class of super-voting stock in the form of Class B ordinary shares and grant to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series which may be greater than the rights of our Class A ordinary shares. The provisions could have the effect of depriving holders of our Class A ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In February 2015, we completed an issuance of US$80 million in aggregate principal amount of convertible notes. The convertible notes bear interest at a rate of 3.5% per annum from the issuance date, mature in February 2020 and are convertible, at the holders’ option, at an initial conversion price of US$23.03 per ADS, subject to adjustments. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any person or group gaining control of our company; (2) any recapitalization, reclassification or change of our Class A ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (3) the adoption of any plan relating to the dissolution or liquidation of our company; or (4) our ADSs ceasing to be listed on a major U.S. national securities exchange. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes of at least US$15 million or such lesser amount then held by the holders. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of our convertible notes. As of the date of this annual report, convertible notes in the total amount of US$30 million have been converted into our ADSs at the conversion price of $23.03 per ADS.

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

We are incorporated in the Cayman Islands, and conduct the majority of our operations in China through our PRC subsidiaries and variable interest entity. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits underlying the dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty or similar fiscal or revenue obligations, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We may be classified as a passive foreign investment company (“PFIC”) under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2017, we believe that we were not a PFIC for that year. However, the U.S. Internal Revenue Service (the “IRS”) does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC.

If we are treated as a PFIC with respect to a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Considerations”) for any year during which such U.S. Holder holds our ADSs or Class A ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. For example, if we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder would generally be taxed at the higher ordinary income rates, rather than the lower capital gain rates, if such U.S. Holder disposes of ADSs or Class A ordinary shares at a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on such U.S. Holder’s gain would be increased by an additional tax equal to an interest charge. Also, if we are treated as a PFIC with respect to a U.S. Holder in any taxable year, such U.S. Holder would generally not be able to benefit from any preferential tax rate (if any) with respect to any dividend distribution that such U.S. Holder may receive from us in that year or in the following years. Certain elections may be available, however, that would mitigate these adverse tax consequences to varying degrees.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2018, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or Class A ordinary shares declines, our risk of becoming a PFIC may substantially increase. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2018 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

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

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally (unless you make a valid mark-to-market election with respect to the ADSs as discussed under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules”) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable (in which case, special rules apply). Certain elections, such as a qualified electing fund, or QEF, election or a mark-to-market election may be available to mitigate certain of the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. holder to make a QEF election if we are classified as a PFIC, and you may not be able to make a mark-to market election. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

The Common Reporting Standard could subject us to certain new information reporting and withholding requirements.

The Organisation for Economic Cooperation and Development (the “OECD”) has developed a Common Reporting Standard (the “CRS”) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by 98 jurisdictions according to OECD’s official statistic as of January, 2018. Effective on January 1, 2017, CRS and its implementing legislations in China and Hong Kong will require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. While CRS was modelled on the Foreign Account Tax Compliance Act (the “FATCA”), the scope, coverage and volume under CRS are significantly greater than that under FATCA, which requires the non-U.S. institution reporting to the IRS if the U.S. tax payers having an account in the non-U.S. financial institution have met the standard of the overseas financial assets. As the reporting requirement under CRS is burdensome, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in China, Hong Kong and other jurisdictions subject to CRS in which we conduct or may conduct business in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and anti-corruption laws in other applicable jurisdictions.

As an NYSE listed company with operations in various countries, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions. The FCPA generally prohibits companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Companies subject to the FCPA may be held liable for actions taken by partners or representatives. We may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our clients, and our financial results. Compliance with the FCPA and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

Item 4.	Information on the Company

A.	History and Development of the Company

We are a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. We provide comprehensive financial services to high net worth clients, with capabilities in wealth management, asset management, and other financial services.

In August 2005, our founders started our business through the incorporation of Shanghai Noah Investment Management Co., Ltd., or Noah Investment, as the first independent wealth management company in China. In 2007, affiliates of Sequoia Capital, a well-known venture capital fund based in the United States, invested in our business. On November 10, 2010, we were listed on the New York Stock Exchange and became China’s first listed independent wealth management company.

In 2010, Gopher Asset Management Co., Ltd. (“Gopher Asset Management”) and its subsidiaries were established as an asset management business. The business scope covers private equity investment, real estate investment, secondary market equity investment, credit investment, and other diversified areas.

In 2012, Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd. (“Noah Upright”), a wholly owned subsidiary of Noah, obtained the “No. 001” fund distribution license from the CSRC. In February 2012, Noah Holdings (Hong Kong) Limited (“Noah HK”) was established and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission (“Hong Kong SFC” or the “SFC”), as well as an insurance broker license in Hong Kong, and we officially launched our overseas business expansion. We further expanded our overseas presence, opening offices in Taiwan, Silicon Valley, New York, Vancouver and Melbourne since 2014.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. Our principal executive offices are located at No. 1687 Changyang Road, Building 2, Yangpu District, Shanghai, China and No. 32 Qinhuangdao Road, Building F, Yangpu District, Shanghai, China. Our telephone number is (86) 21 8035-9221. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Significant Developments in 2017

Transaction Value and AUM Growth

In 2017, we achieved outstanding operating results in both our wealth management and asset management businesses. In the wealth management area, our transaction value for financial products reached RMB117.4 billion (US$18.0 billion) for the year ended December 31, 2017, increasing 15.8% from previous year. Our asset management business reached a total AUM of RMB148.3 billion (US$22.8 billion) as of December 31, 2017, a year over year change of 22.6%. Both figures are at an all-time high.

We provide a diversified range of financial products, especially in the alternative investment area. The AUM of our largest asset class, private equity investment funds, increased by 50% from a year ago, reaching RMB86.9 billion (US$13.4 billion) as of December 31, 2017. The proportion of private equity investments over our total AUM also increased to 59% as of December 31, 2017 compared to 48% as of December 31, 2016.

Global Expansion

In 2017, we continued to implement our international strategy which is designed to identify and expand product development capabilities outside of China and to provide comprehensive financial services to Chinese high net worth clients living abroad. We established an office in Silicon Valley, California (“Noah Silicon Valley”) in August 2016. Noah Silicon Valley now provides clients with a wide range of value-added service, such as life insurance, training and research on various new investment opportunities and financial products. Thereafter, in November 2017 we expanded our presence in the U.S. by opening an office in New York City, which primarily provides asset management services for investments in real estate.

In September 2017, we established an office in Vancouver, Canada, aiming to serve Chinese high net worth clients in the Canadian market. We intend to expand the client base and services offered in this office and gradually expand into other parts of Canada to eventually serve clients throughout Canada. In October 2017, we established an office in Melbourne, Australia to serve Chinese high net worth clients in the Australian market.

Investment Grade Rating from S&P

In July 2017, we received an investment grade long-term issuer credit rating from S&P with stable outlook, thereby becoming the first wealth management company in China to be rated investment grade by S&P. We believe that the investment grade rating received by Noah is evidence of our commitment to financial stability and risk management prudence at a time when the Company is growing rapidly. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—A downgrade in our credit rating could restrict our access to, and negatively impact the terms of, current or future financings.”

B.	Business Overview

Founded in 2005, Noah is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals. Substantially all our RMB-denominated financial products are managed and distributed in China while our Hong Kong subsidiary, Noah HK, serves as our offshore booking center where substantially all USD-denominated and other foreign currency denominated products are managed and distributed. We have also launched various other financial services, including our online wealth management platform, lending services, and payment technology services.

With over a decade of operating experience, we continue to provide comprehensive financial services to our high net worth clients, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Business Segments

Wealth Management

Noah’s wealth management business provides tailored financial services to high net worth clients inside and outside of China. We screen products and services from a wide array of providers. Our clients, mainly high net worth and ultra high net worth individuals, benefit from our comprehensive services, expertise and capacities, including wealth planning, trust services, investor education services, and philanthropy, among others. We serve our clients through a network of 1,335 relationship managers across 237 branches and sub-branches in 79 cities in China. Furthermore, to meet our clients’ needs for global investment opportunities, we have established wholly owned subsidiaries in Hong Kong, Taiwan, United States, Canada and Australia, with Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 9 (Asset management) licenses and an insurance broker license in Hong Kong, as well as an insurance agency license in California.

With the number of high net worth and ultra high net worth clients in China and the amount of investable financial assets held by them expected to increase for the foreseeable future, we believe our wealth management business will continue to deliver long term growth and play a leading position in the market.

Financial Product Offerings

Our wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah Upright, our distribution channel, is the first independent financial service company in China to obtain a fund distribution license from the CSRC. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio with financial products we offer, with the ultimate goal of fulfilling our clients’ financial planning needs and minimizing their risks.

Through our rigorous product selection and risk management processes, we have established long-term relationships with the top tier fund managers in various asset categories such as Sequoia, IDG Capital Partners, Legend Capital, Fortune Capital, and China International Fund Management. We have offered 3,737 mutual fund products and 5,251 private fund products sourced from more from than 500 product providers since our establishment, with an accumulated transaction value of RMB498.2 billion (US$77.5 billion).

Comprehensive Services

In addition to the financial products we provide to our clients, we develop, distribute and manage tailored value-added financial and related services to our clients to better serve their needs, including investor education, corporate registration and tax planning, trust services, financial leasing and philanthropy.

•	Investor Education: We conduct our investor education services through Enoch Education. It offers various types of training programs to high net worth individuals and their families. Programs include wealth planning, market insights, and overseas tours and entrepreneurship camps. We charge attendees fees for these events which depend primarily on the length and location of the programs. Our partner universities include Shanghai University of Finance and Economics in China, Oxford University in U.K., and the University of Pennsylvania in the U.S, among others.

We believe that Enoch Education is an important tool for building our business as it increases the financial sophistication of our clients and enables us to broaden our relationships with them, all of which enhances their loyalty and willingness to invest with us.

•	Trust Services: Founded in 2014, Ark Trust (Hong Kong) Limited (“Ark Trust HK”) is one of the first family trust service companies registered overseas among the independent wealth management companies in China. Ark Trust HK provides a full range of services to high net worth clients including trust and fiduciary services, multi-family office services, corporate services, immigration services and tax planning services.

In April 2016, we established Ark Trust in the Island of Jersey with a trust license from the Jersey Financial Services Commission. Jersey is a major center for offshore trust services, and Ark Trust Jersey works with one of Jersey’s largest professional services organizations to provide a full range of trust services to our clients, including establishing and managing Jersey companies, private trusts, and private foundations.

•	Corporate services: We provide corporate services to assist our clients’ startup businesses on various aspects such as government registration, tax planning and back office leasing. We believe that through these corporate services, we are able to further expand the range of our services and deepen the relationship with our existing clients.

•	Financial Leasing: We provide an automotive financial leasing platform in China through Noah Financial Leasing. It provides leases and financing for vehicles selected by Noah’s clients. As automobile financial leasing is becoming more and more accepted by Chinese consumers, we will continue to develop this business and aim to become a leading automotive financial leasing platform in the emerging auto finance market in China.

•	Philanthropy: Shanghai Noah Foundation was incorporated in Shanghai in February 2014 with total donations from our company of RMB4.0 million . Noah Foundation supports corporate social responsibility with “Noah Care” projects involving psychological care courses and philanthropy projects which include environment protection, autistic children care nature conservation such as protecting 100 million trees in northern China, day care assistance for autistic children and other social welfare projects for the disadvantaged. We encourage our wealth management clients to participate in these activities if they wish to, and our relationship managers also assist clients in planning investments and cash flow for their own philanthropic endeavors.

Revenue Model

Our wealth management business generates revenues primarily from financial products we offer to our clients in four ways: (1) one-time commissions paid by clients or product providers when clients purchase financial products offered by us, (2) recurring service fees paid by our product providers and clients, (3) sharing of a portion of the performance-based income earned by managers who manage the funds and products, and (4) revenues from comprehensive wealth services we provide, especially the revenues of our investor education subsidiary, Enoch Education. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Agreements with Product Providers

We enter into service agreements with the product providers for the majority of the products we distribute through our wealth management business. These service agreements usually expire upon the expiration of the underlying financial products. Under these agreements, we typically undertake to provide the counterparty with services relating to our clients’ purchase of the relevant products. Such services typically include providing our clients with information on the relevant products, evaluating the financial condition and risk profiles of those clients who desire to purchase the relevant products, educating them on the documentation involved in the purchase as well as furnishing other assistance to facilitate their transactions with the product providers.

Under our services agreements with respect to our fund products, we also undertake to assist the product providers to maintain investor relationships by providing our clients who have purchased the relevant products with various post-purchase services, including relationship maintenance assistance on fund payment procedures.

Clients and Coverage Network

Our wealth management business focuses on distributing financial products to high net worth clients in China and overseas. In addition, we adopted our “black card” strategy 2015, which targets ultra high net worth clients, offering them preferred investment opportunities and tailor-made financial services. As of December 31, 2017, we had 186,918 registered clients, an increase of 38.1% compared with the same period of 2016 and 12,720 active clients, an increase of 5.8% compared with the same period of 2016. The average transaction value per active client for the year ended December 31, 2017 reached RMB9.2 million (US$1.4 million), an increase of 9.5% year over year, maintaining our industry leading position.

Headquartered in Shanghai, our sales network includes 237 branch and sub-branch offices, strategically located in 79 cities in China, covering multiple developed regions where the country’s high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open branch offices at locations with concentrated high net worth populations and strong regional economies. The cities where we have opened branch offices cover all tier one and tier two cities and key provincial capitals in China. We have also expanded our overseas wealth management business with offices now in Hong Kong, Taiwan, U.S., Canada and Australia.

Relationship Managers

Our relationship managers serve a selected number of high net worth clients to help them achieve their financial goals with a high level of services, resources and market insights. Relationship managers primarily focus on tailoring an investment strategy based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the diverse range of multi-asset class investments which we offer. Our holistic approach incorporates comprehensive strategic and tactical asset allocation, trust services, insurance solutions, cash management and personalized estate and financial planning, including wealth inheritance strategies and family office services like philanthropy management, family governance and wealth education.

We place a significant emphasis on recruiting, training and motivating our relationship managers, with the goal of enabling them to deliver thoughtful advice and investment solutions tailored for each client. Our relationship managers are all full-time employees who receive a base salary, transaction-based commissions, and a year-end performance-based bonus. We also provide a comprehensive training system for relationship managers in different career stages, helping them to understand the asset allocation theory promoted by Noah and investment philosophy within different asset categories. For our highest performing relationship managers, we organize overseas study tours to places such as Switzerland, Malta, and Silicon Valley on annual basis. In addition, in 2017 we collaborated with Shanghai University of Finance and Economics and launched a three-year “Noah Private Banker Project” for more than 30 of our top-performing relationship managers focusing on financial knowledge and education. These specialized training opportunities enhance the skills of our top relationship managers and also serve as an important motivational tool for all of our relationship managers as they compete to attend these events.

Our client network is continuously expanding. As of December 31, 2017, we had 1,335 relationship managers nationwide, compared to 1,169 as of December 31, 2016 and 1,098 as of December 31, 2015.

Business Environment & Competition

Business Environment

Traditionally, Chinese investors were accustomed to making their own financial investment decisions, such as trading stocks or purchasing bank time deposits. With the increased complexity of the Chinese capital markets and increased choice of financial products, they are now gradually accepting the concept of diversified asset allocation and specialized asset management services. This trend of increased financial products, and the overall increase in wealth in China, has driven the expansion of our business and our industry. According to the 2017 China Private Wealth Report jointly issued by China Merchant Bank and Bain & Company, the aggregate investable assets of individuals in China has reached RMB165 trillion in 2016 and was expected to reach RMB188 trillion at the end of 2017, representing a 14% growth rate. The total number of Chinese high net worth individuals who own more than RMB10 million in investable assets reached 1.58 million in 2016 and was expected to reach 1.87 million by the end of 2017, representing an 18.4% growth rate. According to this report, total investable assets controlled by such high net worth individuals were RMB50 trillion and were estimated to reach RMB58 trillion in 2017. Moreover, the penetration rate for professional services in China is substantially lower than that of developed countries, which we believe creates a strong potential for growth for China’s independent wealth management firms. In interacting with our clients, we have also observed that Chinese high net worth clients are becoming more and more sophisticated and accustomed to professional financial services. We anticipate that this will further increase the penetration rate of China’s wealth management industry to catch up with international standards.

Although still in rapid expansion, the wealth management industry in China also continues to encounter challenges arising from periodic volatility in Chinese and global financial markets and more stringent regulations. While it may be difficult to navigate these challenging conditions, we believe these challenges will enable the more sophisticated, established players in the industry to consolidate their positions in the market. We believe that our deep experience in distributing a wide range of multi-asset product offerings, combined with our strict internal controls and compliance procedures, will enable us to effectively handle economic fluctuations and regulatory changes.

Competitors

Major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years, all targeting high net worth individuals. We compete with the private banking department of domestic and global banks, insurance companies and securities firms.

•	Commercial Banks. We compete with state-owned banks and commercial banks, such as Bank of China, China Merchants Bank, China Minsheng Bank and China Everbright Bank.

•	Global private banks: Many global commercial banks, such as UBS, Citi and Goldman Sachs, have private banking businesses serving high net worth individuals in China.

•	Trust companies. Trust companies are also providing clients with wealth management services including offering trust products and tailor-made trust planning.

•	Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years and some of them also rely on their in-house asset management arms.

•	Insurance companies. Many insurance companies in China, such as Ping An Insurance, maintain their own wealth management teams and sales forces to distribute their products.

•	Securities firms. We also compete with leading securities firms such as Huatai Securities and China International Capital Corporation, which have entered the wealth management business in recent years.

Competitive Advantages

Noah, through its multi-asset product offering and rigorous risk control capabilities, has focused on meeting clients’ evolving needs by selecting high quality products and building a comprehensive financial services platform while expanding globally.

•	Multi-asset product offering. We have well established operations inside China and more recently in key locations internationally where there are concentrations of high net worth Chinese individuals. Through our procedures for identifying, researching, screening and distributing financial products, we are able to offer our clients a diversified range of investment options including fixed income, private equity, secondary market equity, and insurance products denominated in RMB, USD and other currencies. The breadth of our financial product offerings distinguishes us from many of our competitors in China, which typically offer only one or two types of asset categories and only have RMB-denominated product offerings.

•	Rigorous product screening process. We are a pioneer in asset allocation in the Chinese market, and we utilize our rigorous screening process of products to minimize our clients’ risks. Our research team provides a top-down view on our overall tactical asset allocation strategy semi-annually, based on which our product team develops strategies in each asset class. Each financial product offered to our clients is screened through our multi-step procedures which are described above (see “—Risk Management Procedures”)

•	Sustained client services. We focus on maintaining long-term relationships with our clients, and our relationship managers continuously review and analyze the investments of each client, tailor the advice and select products best suited to them as well as discussing and analyzing market trends with them regularly. Through this regular, personalized interaction by our highly trained relationship managers, we are able to effectively build trust with our clients and enhance and sustain their loyalty. We also believe that the various other value-added services we offer to our clients, such as estate planning, investor educational services and trust planning further enhance the loyalty of clients to our company.

•	Global strategy. With over a decade of operating experience, we have developed a deep understanding of the financial planning and investment needs of Chinese high net worth individuals. With this understanding, we believe our international expansion to service the needs of high net worth Chinese is a natural and organic extension of our Company’s business, which helps us to broaden both our product base and client base. Currently, we have overseas offices in Hong Kong, Taiwan, U.S., Canada and Australia and will continue to expand these offices and establish new ones where there are concentrations of high net worth Chinese.

•	Reputation. Noah enjoys strong brand recognition in the market and has earned numerous awards and recognitions, including the “Best Wealth Manager—China Domestic Award” for 2017 and 2016 awarded by Asian Private Banker, one of the “100 Fastest-Growing Companies” through 2014-2017 by Fortune magazine, the “Best Potential Business in China” award by Forbes magazine in 2015, International Private Bank Magazine’s “Best Chinese Private Bank” award in 2017, AsiaMoney’s “Best High Net Worth Wealth Management Company” in 2017, and China Association of Private Equity’s “Top 10 China (PE/VC support) Intermediary Services” award in 2017. We believe that these awards demonstrate the strength of our reputation and evidence our leading position in the wealth management industry.

Risk Management Procedures

A rigorous risk management and product screening process is key to our business. Our product development team focuses on meeting the evolving demands of clients while balancing investment risk, increasing investment return and maintaining the liquidity of the products we offer. Each product offered to our wealth management clients has gone through a strictly implemented product screening procedure as indicated by the diagram below:

Our product selection process involves key three stages: project screening, project evaluation and risk control. We gather in-house experts and professionals, including high-level management team members from our legal department, risk control department, and product department to carefully screen each product we distribute.

In the project screening stage, our professionals will review our internal due diligence findings to determine whether the product may be suitable for distribution to our clients. A prospective product needs to be approved by at least a majority of the members before it is passed to the next stage for screening.

In the project evaluation stage, we analyze in more depth the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.

In the risk control stage, our core management team participate in the meetings to fully evaluate the risk of the product and determine whether appropriate risk management is in place in distributing the products. The product will be reviewed by our in-house risk analysts before being officially launched upon approved by risk control meeting.

We have also established a complete risk management system for our daily operations. On the product supplier side, we have policies and procedures regarding, among other things, periodically-reviewed product ratings, anti-bribery control, as well as post investment monitoring and alert system. On the client side, we have strict internal procedures for client risk evaluation and risk warning for every product purchased by clients, and regular information disclosure to clients throughout the life cycle of products.

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business. Although we employ a variety of methods to promote our brand, we believe the reputation and high level of awareness of our brand in China and, increasingly, abroad and references from clients provide us with the best and most cost-efficient marketing channel.

At the same time, we also enhance our brand recognition and attract potential high net worth clients through a variety of client events and marketing methods as describe below.

Offline: Investor Seminars and Annual Wealth Management Forum

In order to attract new clients and develop customer loyalty, we organize targeted client events on regular basis, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. Our investor seminars are held across the PRC with different themes, and we invite experts or authorities in the industry to share the latest market trends, newly announced laws and regulations, and other updates with our clients. In 2017, we organized 13 high-profile investor seminars, 2 industry conferences, 7 workshops and 17 investor education events, with approximately 20,000 clients participating in these events.

Among these occasions, our most important event is the annual wealth management forum, namely Diamond Gala. In 2017, Noah hosted the tenth annual Diamond Gala in Xiamen, which ran for 13 days, inviting 6,000 VIP or “black card” clients to attend a total of 256 activity sessions. Domestic and overseas asset managers, business leaders, and scholars of finance were invited to discuss and share their thoughts on the latest economic, financial and policy trends, future investment opportunities as well as potential investment risks.

Online: Mobile and Web-based Customer Service Channels

To improve the efficiency of relationship managers and better serve our expanding client base, we connect with our client community through multiple online channels including social networks, such as WeChat, dedicated mobile applications and web-based services. Our core client application “Wei Nuo Ya” provides personalized industry news and research, live broadcasts on expert discussions and product roadshows, our RoboAdvisor service which helps clients with their investment portfolios and, most importantly, full-scope online transaction processing whereby clients can execute transactions and monitor their investments from their initial commitment through the liquidation of the investment. These mobile and web-based customer service channels allow us to continually provide updates to the online community of our high net worth clients and provide a convenient and efficient platform for these clients to get access to the products and services offered by us. Underlying these online channels, we maintain proprietary databases on a broad range of financial products and customer online behavior, maintained by our Internet development team.

Asset Management

To better meet our clients’ asset allocation needs and as a complementary service to our high net worth clients, we started our asset management business in 2010 under Gopher Asset Management. Gopher Asset Management manages investments with underlying assets in China and overseas denominated in both Renminbi and other currencies. Gopher Asset Management’s AUM increased from RMB120.9 billion as of December 31, 2016 to RMB148.3 billion (US$22.8 billion) as of December 31, 2017, a year over year increase of 22.6%, with 59% in private equity strategies.

As a multi-asset management service provider, Gopher Asset Management invests in different categories of assets, including:

•	Private equity investments, including investments in the top private equity funds in China and overseas through funds of funds and direct investments in companies and projects in new economy sectors;

•	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments;

•	Secondary market equity investments, mainly including private secondary market equity funds of funds and manager-of-manager investments which are sub-advised by outside fund managers;

•	Credit investments, including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products;

•	Other investments, including multi-strategy funds and other assets that cannot be classified into any of the aforementioned categories.

Gopher Asset Management has been an innovator in the industry, having launched China’s first market-oriented fund of fund catering to the diversification demands of high net worth individuals, the first USD-denominated fund of fund, and the first secondary private equity fund of fund. Its investment philosophy focuses on identifying and capturing opportunities from emerging trends in the market, evaluating a wide range of assets and investment opportunities from numerous product providers, and constructing investment portfolios through its thorough due diligence process. As of December 31, 2017, Gopher Asset Management had invested in more than 160 funds managed by third parties, and directly or indirectly through such funds, invested in more than 3,500 underlying companies. It has built a proprietary system that tracks the profiles and performance of all invested funds and underlying projects and consolidates such information in its internal database. This enables us to understand investment trends and develop the corresponding strategies in an innovative way.

Our asset management business has historically focused primarily on investments in funds of funds, whereby we established a fund vehicle, act as general partner or manager and invest a small amount of capital (as is customary in the industry), and third party investors invest and contribute funding. We then direct that fund vehicle to invest in one or more underlying funds which are managed by third parties. In recent years, we have focused on developing our co-investment (whereby we invest in assets alongside underlying funds) and direct investment capabilities, and we expect such investments to increase in the future. Our direct investment and co-investment projects are comprised of investments in diversified areas including the following sectors: TMT, financial services, healthcare and companies focusing on Chinese consumers upgrading their lifestyles. As of December 31, 2017, Gopher Asset Management’s private equity arm had co-invested or directly invested in 53 projects with a total investment amount of over RMB5.0 billion.

In real estate field, Gopher Asset Management has been diversifying the real estate-related products offered in recent years, gradually shifting away from residential to commercial real estate products. Furthermore, through our proprietary multi-strategy fund, Gopher Asset Management is also using asset allocation principles to guide itself in building market-leading discretionary multi-asset portfolios. Also, in response to our clients’ increasing demand for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform, with offices in Hong Kong, New York, and Silicon Valley, to identify and source non-RMB-denominated financial products for onshore and offshore Chinese high net worth individuals.

Revenue Model

We generate revenues from our asset management business primarily in the form of (1) recurring service fees mainly consisting of management fees paid by clients and (2) performance-based income from funds for which we serve as the fund managers.

Given that over 50% of our AUM as of December 31, 2017 of Gopher Asset Management were in private equity investments which generally have a long duration and no redemption clause, we believe that the recurring service fees we earn are relatively predictable and sustainable. Moreover, we were entitled to receive performance-based income for over 50% of our AUM as of December 31, 2017, and most of the performance-based income (except for those of secondary market equity investments) is cash-based, which means the revenue will be realized only when underlying investments are exited and monetized.

Business Environment & Competition

Business Environment

China has seen a dramatic increase in the scale and sophistication of the asset management industry driven by both institutional and individual clients. According to the China Financial Stability Report of 2017 published by the PBOC, as of December 31, 2016, the total AUM of the asset management industry in China was approximately RMB60 trillion (assets which are held through multiple tiers of asset managers are not counted more than once), which is comprised of products manager by banks (RMB29 trillion), trust companies (RMB17.5 trillion), mutual fund companies (RMB9.2 trillion), private fund managers (RMB10.2 trillion), securities companies (RMB17.6 trillion), other fund companies (RMB16.0 trillion), and insurance companies (RMB1.7 trillion). We estimate that our current market share is less than 1%, but we believe that we are well positioned as a leading asset manager specializing in alternative assets and plan to further expand our investment strategies and market share in China’s asset management industry to better serve Chinese high net worth individuals.

Competitors

The asset management business is intensely competitive, and a number of private and mutual fund management companies, securities companies and other fund managers have emerged in the asset management business in China in recent years. We expect that competition will continue to intensify.

Our main competitors include domestic asset management firms, private equity and venture capital fund managers, securities firms, mutual funds, as well as global asset management firms with wide-ranging capabilities and distribution channels. Competitiveness in the asset management industry mainly depends on the following factors: the capability to recruit investment talent, deal sourcing capabilities and fund-raising capabilities.

Competitive Advantages

The competitive advantages of our asset management business include the following:

•	Diversified investments strategies. Gopher Asset Management has been a leading funds of funds manager in multi-asset classes in China. With deep expertise in directly or indirectly investing in private equity/venture capital, real estate, secondary market equity, credit, and other areas denominated in RMB, USD and other currencies, we are dedicated to understanding and serving the demands of high net worth individuals and families, and help them with asset allocation and wealth appreciation. Moreover, we seek to minimize volatility in the performance of our investments by investing in a diversified range of asset classes and investment structures which enhances our ability to achieve a more sustainable revenue stream under various economic circumstances.

•	Long-term relationships developed with top fund managers. As one of the largest market-oriented funds of funds managers in China, we monitor the performance of and cooperate closely with most of the high-profile private fund managers in China. Gopher Asset Management has established a systematic screening system for both fund managers and portfolio investments, including rigorous financial, legal and market due-diligence and analysis, as well as post-investment monitoring to track the performance of funds we manage and to establish a long-term relationship with the fund managers whose funds we invested in. We have also accumulated a broad database of investment areas identified for further exploitation, including seeding “dark horse” funds established by ex-partners of well-known funds and searching potential co-investment and direct investment opportunities. In response to our clients’ increasing demand for overseas investment opportunities, we have been increasing the collaborations we have with overseas partners and the number of overseas funds and funds-of-funds offered.

•	Inter-disciplinary, seasoned investment team. Since its inception, Gopher Asset Management has focused on assembling a highly seasoned team of investment professionals with extensive experience in private equity, real estate, quantitative hedging, cross-border investment and family office management. This team has a strong academic and work background, with average work experience in the asset management industry of more than eight years. All the employees have a bachelor degree, and 76% have a master degree or above as of December 31, 2017. This team provides us with a key competitive strength in the industry.

•	Outstanding performance. Gopher Asset Management has achieved strong performance since its inception. In the private equity area, we have invested in 163 sub-funds with more than 3,500 underlying investee portfolio companies, many of which have grown into well-known companies in the new economy sectors of China. In 2017 alone, among the funds distributed by Noah and invested by Gopher Asset Management, 40 portfolio companies successfully completed IPOs in the A-share market, accounting for nearly 10% of the total number in the year; and three companies were successfully listed in the United States.

•	Reputation. Gopher Asset Management has received numerous awards in recent years, including the China Association of Private Equity’s “Top 10 China Fund of Funds” award in 2017 and China Venture’s “Best Investment Case in Real Estate Industry” award in 2017. It is also the winner of three awards in the 2016 China Private Equity Funds Rankings, including No. 1 in the “Best Fund of Funds,” the “Most Active Fund of Funds” and the “Best Market-Oriented Fund of Funds” categories. The China Private Equity Funds Rankings are one of the most prestigious and comprehensive of their kind for the private equity industry in China.

Other financial services

In addition to our wealth management and asset management businesses, we have provided other financial services since 2014, including online wealth management, lending services, and payment technology services.

Online wealth management

We operate an online wealth management platform named “Cai Fu Pai” which we launched in 2014. The platform acts as an information and technology provider for standardized financial products and serves mass affluent individuals in China. We are enhancing our capabilities in artificial intelligence, big data analysis, quant-fund and portfolio data processing. We have also developed a scenario-based online wealth management platform where the client set the investment objective prior to the selection of mutual fund investments. In addition, we have also launched two new APPs in 2017 to provide investment advisory services.

Lending services

Started in August 2013, our lending company, Rongyitong, utilizes an advanced risk-management system to assess and extend short-term loans to high net worth individuals often with high quality collaterals such as financial products distributed by Noah or residential properties. The average loan size is RMB500,000 to RMB1 million and average loan duration is six to twelve months. It has established an online SAAS (Software as a Service) platform and a completely independent risk management system. The lending service also allows us to introduce loan products and broaden and deepen client relationships.

Payment technology services

Our payment technology services business provides payment system technical services as well as data mining services and membership (credits) management system services to enterprises, institutions and individuals.

Revenue Model

We generate revenues from our other financial business primarily in the form of (1) online wealth management: platform service fees paid by individual clients and financial product distributors for information and technical services; (2) lending services: the interest on the short-term loans paid by clients; (3) payment technology services: the technology service fees paid by merchants.

Product Providers

We have established extensive business relationships with reputable third-party private fund product providers and mutual funds product providers in China in connection with our distribution of financial products. We define product providers as the issuers of financial products. The product providers with which we deal with encompass a variety of institutions and companies, mainly including secondary market equity fund and mutual fund managers, private equity fund managers, real estate fund managers, and securities investment fund managers. To date, we have distributed products provided by over 500 product providers. We also distribute our own funds, funds of funds and other investment products which are originated, developed and managed by us. Gopher Asset Management serves as the general partner or manager for these funds.

Private Funds Product Providers

We work with major private funds product providers in the market, including private equity/venture capital and secondary market equity fund managers both onshore and offshore, and maintain good relationships with the top-ranked private fund managers. As a result, we are able to provide our clients with a broad range of high quality private fund investment opportunities. At the same time, our strong track-record and recognition in the industry attracts more and more fund managers to cooperate with us, constituting a virtuous circle for our products offering.

Mutual Funds Product Providers

We partner with well-known mutual funds in the market to offer our clients the most popular mutual fund products. To facilitate our sales of these products, we have developed an internal computer system which provides our relationship managers with real-time information on each fund offered and enables them to quickly and efficiently input client orders. We also work with mutual fund managers to develop customized mutual fund portfolios to provide tailored service to our clients.

Corporate Social Responsibility

We actively work to promote our growth and operations in a sustainable and responsible manner. Our sustainability strategy is broadly focused on the economic, social and environmental aspects of our activities, and we aim to become a company built on sustainable development, aligned with our core corporate values—integrity, care, innovation, professionalism, learning & maturity. We have always paid close attention to environment, social and corporate governance (“ESG”) issues and taken actions in our day-to-day operations. Since 2014, we started voluntarily to release a Corporate Social Responsibility (CSR) Report on an annual basis.

Our 2016-2017 Noah Holdings Limited Sustainability Report was released in June 2017, prepared in accordance with Global Reporting Initiative (GRI) G4 Core Option and Standard AA1000 (2008). The Report highlighted our efforts in ESG matters during 2016, including environmental protection and pollution reduction, caring for employees’ physical and psychological wellness, enhancement of professional skills, gender equality in the workplace, establishing and maintaining a prudent corporate governance structure, legal compliance, and other ESG matters. We believe our efforts to create a healthy ecosystem in our business operations and promoting sustainable development in the industry will help making our world a better place.

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, covering market research, portfolio management, product lifecycle management, sales planning, and marketing strategies. In addition, we provide technology-oriented client service solutions which help us offer the best services that our high net worth clients deserve. As data is the core of the financial services industry, we focus on the research and development of technologies to gather and utilize big data. For example, in the area of investment strategies, we have RoboAdvisor, which is a software tool providing financial advice on portfolio management to clients based on mathematical rules and algorithms; on risk management, we have integrated technology that analyzes tens of millions of data points monthly, reaching a result of manageable risk together with efficient business decisions. We coordinate cross-company data analysis to create a complete customer profile to help relationship managers better understand the behavior and demands of their clients. We have also invested in ChatBot, a software tool that enhances verbal and textual conversations with our client and relationship managers, for our call center to provide better services for our clients 7x24, and we are exploring using augmented reality and virtual reality tools in our branch offices so our financial experts can reach out to our customers without time/space boundaries.

Intellectual Property

We believe the protection of our brand, trade names, domain names, trademarks, trade secrets, patents, and other intellectual property rights is critical to our business and it distinguishes the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management services industry. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection law and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We enter into confidentiality agreements and non-compete covenants with all of our employees and our third-party financial product providers. As of December 31, 2017, we had 258 registered trademarks (219 registered trademarks in China and 39 registered trademarks in Hong Kong, Taiwan, U.S. and Europe), 50 registered top level domain names, and 50 issued patents in China.

Insurance

We participate in government sponsored social security programs including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We also maintain a director and officer liability insurance policy for our board directors, executives and employees. In Hong Kong, we maintain investment structure insurance as required by the Hong Kong SFC. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time to be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulations, which may result in regulatory proceedings against us, See “Item 3D. Risk Factors” above.

Regulations

We mainly conduct our wealth management, asset management, and other financial services businesses in China and Hong Kong. In China we are subject to relevant regulations enforced by the CSRC, AMAC, PBOC, MOFCOM and other regulators. Our Hong Kong subsidiaries’ operations are under the supervision of the Hong Kong SFC.

The laws and regulations in the PRC that have material effects on our business can be categorized as follows:

•	Regulations on foreign investment;

•	Regulations on private funds and fund distribution;

•	Regulations on other financial services, including small short-term loan, Internet financial service, non-banking institution payment service, financial leasing and factoring; and

•	Regulations with regard to daily operation, including VATS, cyber security, Internet privacy, tax, labor issues, foreign exchange control.

This section sets forth a summary of the significant rules and regulations that affect our business activities in China and Hong Kong, as well as a proposed law that may have material impact on our business.

Regulation on Foreign Investment

On January 19, 2015, the MOFCOM, published a draft of the proposed Foreign Investment Law (the “Draft FIL”) on its official website for public comments, which mainly covers: (1) definition of foreign investors and foreign investments, (2) market entry clearance, (3) national security review, (4) information reporting, (5) investment promotion and protection as well as handling of complaints and (6) legal liabilities. The MOFCOM also published an explanatory note to the Draft FIL on its official website. The Draft FIL, once enacted, will eventually replace the trio of the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law as well as their implementation rules and ancillary regulations, and will consolidate and simplify the various regulatory requirements on foreign investments.

The Draft FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in alignment with international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments, and thus the Draft FIL will have a far-reaching and significant impact upon foreign investments by fundamentally reshaping the entire PRC foreign investment regulatory regime. The Draft FIL includes, among others, the following key points:

•	The Draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether an investment is considered foreign or domestic. An entity established in China but “controlled” by foreign entities and/or citizens will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction but “controlled” by PRC entities and/or citizens would nonetheless be treated as a PRC domestic investor, provided that the entity should obtain such determination upon market entry clearance by the competent foreign investment authority.

•	The approval system of foreign investments is replaced by an entry clearance system in relation to foreign investments in the industries within the catalog of special management measures, or the negative list, and an information reporting system. On October 8, 2016, the MOFCOM promulgated the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises, which was amended on July 30, 2017. And on June 28, 2017, the MOFCOM and the National Development and Reform Commission (the “NDRC”) released the revised version of the Catalogue of Industries for Guiding Foreign Investment. Foreign investments listed in the negative list of the Catalogue of Industries for Guiding Foreign Investment will be required to apply for entry clearance and approval while the foreign investments not listed therein only need to submit information for filing purposes. Under the Draft FIL, the information reporting system includes the investment implementation reporting, investment amendment reporting, annual reporting and quarterly reporting, and the scope of the information reporting required thereunder is extensive. In addition, any non-compliance with the information reporting obligations, concealing true information, or providing misleading or false information will be subject to monetary fines or criminal charges, depending on the seriousness of circumstances, and the persons directly responsible may also be criminally liable.

•	All differences in the corporate governance requirements that currently apply to foreign-invested and domestic enterprises are eliminated.

•	The national security review is incorporated as a separate chapter and may replace the existing regulations and rules issued by the State Council or the MOFCOM. Compared with the existing regulations and rules, the scope of national security review is expanded under the Draft FIL.

•	The VIE structure, falls under the jurisdiction of the Draft FIL, and certain potential solutions was proposed to apply to the existing VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The Draft FIL has not taken a position on what actions will be taken with respect to existing companies with a VIE structure, whether or not these companies are controlled by PRC nationals. While the MOFCOM sought public comments on this and other matters in the Draft FIL, the formal FIL has not been published. There is no definitive timeline for this law to be officially promulgated by the PRC legislature and the current draft may undergo significant amendment before the law is finally passed. Substantial uncertainties exist with respect to the Draft FIL’s enactment timetable, final content, interpretation and implementation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Pursuant to the revised version of the Catalogue of Industries for Guiding Foreign Investment (2017), VATS are restricted from foreign investment and foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce). Any such foreign investor must have experience in providing VATS overseas and maintain a good track record. Besides, we act as the general partners of some funds which invest into other equity investment funds or project companies. In order to comply with PRC regulatory restrictions on foreign investment in certain industries, the underlying fund manager or the project company will usually require that investors shall not be foreign-invested entities, or the foreign capital percentage shall be limited to a specific percentage ceiling.

We conduct our asset management business and our online wealth management business, which are considered value-added telecommunication services, in China principally through contractual arrangements among Noah Group, our PRC subsidiary, and Noah Investment, our variable interest entity in the PRC, and Noah Investment’s shareholders. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, our PRC subsidiary, Noah Group, and Noah Holdings Limited comply with all existing PRC laws and regulations; and

•	the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have further been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

Regulations on Private Funds

As a result of regulatory reform in June 2013, instead of the NDRC, the CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private securities funds, private equity funds, venture capital funds and other forms of private funds. On August 21, 2014, CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds (the “Interim Measures”) which became effective on the same date. According to the Interim Measures, private funds refer to the investment funds established by way of raising capitals from qualified investors in a non-public manner within the territory of the PRC. The qualified investors shall be (i) institutional investors with net assets of no less than RMB10 million, (ii) individual investors with financial assets of no less than RMB3 million or the average annual income of no less than RMB500,000 for the past three years, and (iii) other types of investors that has been prescribed in the Interim Measures. The Interim Measures mainly cover the following five aspects: specifying the registration of fund manager and record-filing of private funds of all type, setting up a qualified investor system, specifying the fund raising regulations of private funds, presenting the investment operations and introducing industry self-regulation and supervision and administration measures for private funds. Apart from the Interim Measures, other laws or regulations apply to private funds shall still apply, including the Companies Law of the PRC, which applies to fund manager or private fund taking the form of limited liability company or company limited by shares and the Partnership Law of the PRC, which applies to fund manager or private fund taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and who bears unlimited liability for the partnership’s debts.

According to the Interim Measures, the establishment of management institutions of Private Funds and the formation of Private Funds are not subject to administrative examination and approval. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of all private funds of all type are required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a Private Fund of any type is completed. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

Since late 2015, AMAC promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1 – 4. These regulations have the effect of (i) expanding the self-discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record-filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

On November 9, 2017, the State Council promulgated the Notice of Implementation Measures to Transfer a Portion of State-owned Capital to Social Security Fund (the “State-owned Capital Transfer Notice”) which amended the previous mechanism of state-owned capital transfer. In the past, if the portion of state-owned capital of an entity is more than 50% or otherwise considered as significant, by competent authorities (State-owned Assets Supervision and Administration Committee, Ministry of Finance or CSRC in different occasions), the entity shall voluntarily transfer a portion of shares to the Social Security Fund in its initial public offering. In practice, before the State-owned Capital Transfer Notice, the limited partners with State-owned capital shall had the liberty to determine the portion and status of State-owned capital in its own shareholding/equity structure, which will eventually impact the state-owned capital percentage of the private fund the limited partner invested in. Before the State-owned Capital Transfer Notice, when a private fund, as well as its invested enterprise, is considered to be in fact controlled by state-owned capital, the invested enterprise will probably have to transfer the shares in its first public offering. In the current State-owned Capital Transfer Notice, only the prescribed type of entities shall transfer the shares to Social Security Fund and unless otherwise clarified by the State Council, the private fund does not belong to the prescribed type.

On April 27, 2018, PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (“Asset Management Guidance Opinions”). The Asset Management Guidance Opinions requires that each regulator shall further promulgate detailed rules targeting at specific segments of the wealth and asset management industries.

Regulations on Fund Distribution

According to the Administrative Measures on Securities Investment Fund Distribution (the “Fund Distribution Administrative Measures”), fund distribution institutions refer to the fund managers and other institutions registered with the CSRC or its branches. Other institutions, including commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions, to carry out fund distribution service, they are required to register with the local CSRC branch and obtain the relevant fund distribution license. Distribution services regulated under the Fund Distribution Administrative Measures refer to marketing and promotion, sales and distribution, subscription and redemption services of mutual funds in particular. With the fund distribution license, the distributor can also distribute the asset management plans under the CSRC regime.

The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds (the “Fund Raising Measures”) on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Distribution Institutions (the “Investor Suitability Management Guidance”) on June 28, 2017 in consistent with the Administrative Measures of the Securities and Futures Investor Suitability by the CSRC, which both made significant changes to the fund raising procedures and sales institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new process such as “cooling-off period” and the “re-visit.”

The Investor Suitability Management Guidance categorized fund investors into two types: common investors and sophisticated investors. Sophisticated investors include (i) financial institutions approved by relevant financial bureaus and the products they distribute, (ii) entities with net asset of no less than RMB20 million or financial asset of no less than RMB10 million, and (iii) individuals with financial asset of no less than RMB5 million or average annual income of no less than RMB500,000 for the past three years. The investors other than the sophisticated investors are common investors, who are further divided into 5 categories according to their risk tolerance level. The Investor Suitability Management Guidance listed the requirements and steps for identifying the risk tolerance and category of each investor, which shall be the first step to take in a fund-raising process and determine the product with corresponding risk level that such investor can subscribe to.

Noah Upright obtained the fund distribution license from the CSRC Shanghai branch since February 2012 and is a member of AMAC. By holding the fund distribution license, Noah Upright is able to distribute the mutual funds managed by mutual fund management companies and private funds managed by private fund managers.

Regulations on Small Short-Term Loan Business

The Guidance on the Pilot Establishment of Small Short-term Loan Companies, jointly promulgated by the CBRC and the PBOC in 2008, allows provincial governments to approve the establishment of small short-term loan companies on a trial basis. This guidance set the basic principle and requirements to set up a small short-term loan company, which requires that the registered capital shall be fully paid in and the capital from one individual, entity or other association (including the capital from affiliates) shall not exceed 10% of the total registered capital. Based on this guidance, many provincial governments in China, including that of Anhui province, where Noah Rongyitong (Wuhu) Microfinance Co., Ltd. is located, promulgated local implementing rules on the administration of small short-term loan companies.

On October 10, 2008, People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Small Short-term Loan Company in Anhui, and on May 18, 2009, the Anhui Government promulgated the Interim Regulations on Small Short-term Loan Business of Anhui Province, and afterwards, the Finance Office of Anhui province issued Opinions on Promoting the Standardized Development of Small Short-Term Loan Companies across Anhui Province (collectively, the “Regulations on Small Short-Term Loan Companies in Anhui”). According to the Regulations on Small Short-Term Loan Companies in Anhui, it is not allowed for a small short-term loan company to accept public deposits. The major sources of funds of a small short-term loan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a small short-term loan company, the shareholding percentage of the founding shareholder shall not exceed 20% in principle, and the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. In addition, the total amount of loans of the same borrower shall not exceed 5% of the registered capital of the small short-term loan company. On October 24, 2011, Anhui Province government published Notice on Further Promoting the Regulation on Small Short-Term Loan Company Development, which explicitly states that that small short-term loan companies cannot raise money through authorized loans, and cannot receives public deposits. On December 1, 2017, the Notice on Regulation and Renovation of the Cash Loan Business was promulgated and on December 8, 2017, the Implementation Plan for Renovation of the Risk of Online Small Short-Term Loan Business for Small Short-Term Loan Company was issued. The Notice on Regulation and Renovation of the Cash Loan Business and the Implementation Plan for Renovation of the Risk of Online Small Short-Term Loan Business for Small Short-Term Loan Company (collectively, the “Small Loan Renovation Plan”) set forth the requirements for cash loan or online loan making. The previous practice such as loan without prescribed usage, extensive borrowing from third party or public deposits to carry out lending business, transfer or sell of the credit assets through online platform or local exchange is expressly prohibited. In addition, the Notice on Regulation and Renovation of the Cash Loan Business prescribed that engaging credit asset transfer or ABS business through Internet finance is prohibited. Further, it provides that the capital from credit asset transfer or ABS business shall be counted together with capital from other financing methods of small short-term loan company, and the total amount of capital shall not exceed the prescribed percentage of a small short-term loan company’s net asset in the Small Loan Renovation Plan.

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

On July 18, 2015 the PBOC together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to Internet financial services titled the Guidelines on Promoting the Healthy Development of Internet Finance (the “Guidelines”). On April 12, 2016 the General Office of PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks (the “Rectification Implementation Plan”). The Guidelines introduced formally for the first time the regulatory framework and basic principles for Internet financial services industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation.” The Guidelines further stated the definitions and basic principles for Internet financial services in the areas of Internet payment, Internet fund distribution and others.

The Guidelines also specified several basic rules for Internet financial services industry administration, such as: (1) any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (2) unless otherwise specified, an industry player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and achieve the management of client funds and its proprietary funds under separate accounts; and (3) basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money laundering. The Rectification Implementation Plan further provides that: (1) the regulators will adopt the see-through way of supervision; and (2) the non-financial institutions, or the enterprises which do not carry out financial business, shall not use the wordings, such as “exchange,” “finance,” “asset management,” “wealth management,” “fund,” “fund management,” “investment management,” “equity investment fund,” “online lending,” “peer-to-peer,” “equity crowd-funding,” “Internet insurance,” “payment” and the like, as their enterprise name or registered business. If the enterprise chooses to use the aforementioned word/words, the Administration of Industry and Commerce will inform the financial regulators.

The Notice on Further Rectification of Asset Management Business through Internet and Carrying Out Inspection issued on March 28, 2018 (the “Inspection Notice”) clarifies that the Internet asset management business is licensed business and shall operate under the supervision of competent financial regulators. Internet financial activities shall be licensed. For example, to carry out the online fund/asset management plans distribution, the platform shall be licensed with the distribution qualification. The competent regulators will carry out inspection on online platforms and require that any unlicensed business cease such operation and clear any inventory before June 30, 2018. Any online platform not complying with the Inspection Notice shall be penalized.

Regulation on Non-Financial Institution Payment Services

According to the Administrative Measures for the Payment Services Provided by Non-Financial Institutions (the “Payment Services Measures”) promulgated by the PBOC on June 14, 2010 and effective as of September 1, 2010, as well as the associated implementation rules issued on December 1, 2010, as a payment institution, a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without such license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities. Applications for payment business licenses are examined by the local branches of the PBOC and then submitted to the PBOC for approval. The registered capital of an applicant that engages in a nationwide payment business must be at least RMB100 million, while that of an applicant engaging in a payment business within a province must be at least RMB30 million.

A payment institution is required to conduct its business within the scope of business indicated in its payment business license, and may not undertake any business beyond that scope or outsource its payment business. No payment institution may transfer, lease or lend its payment business license.

Regulations on Financial Leasing

On September 18, 2013, the MOFCOM issued the Administrative Measures on the Supervision of the Financial Leasing Enterprises, which requires that financial leasing enterprises shall be equipped with corresponding assets and risk control ability. Additional requirements apply for a foreign entity to establish a company in this area. While the financial leasing industry does not belong to the negative list as prescribed by the MOFCOM in the Foreign Investment Industry Guidance Catalogue, a financial leasing enterprise established inside Shanghai Free Trade Zone can enjoy special preferential treatments as prescribed in the Overall Plan for Shanghai Free Trade Zone published by the State Council on September 27, 2013 and the subsequent detailed rules. A financial leasing enterprise inside Shanghai Free Trade Zone can also carry out commercial factoring business relevant with its financial leasing business, open cross-border RMB account to receive offshore loans and enjoy other foreign exchange preferential treatment.

Regulations on Factoring

On June 27, 2012, the MOFCOM issued the Notice of the Ministry of Commerce on the Pilot Launch of Commercial Factoring (the “Commercial Factoring Notice”) to the Tianjin Commission of Commerce and Shanghai Municipal Commission of Commerce. The Commercial Factoring Notice provides that duly established commercial factoring companies are allowed to provide enterprises with trade financing, management of sales ledgers, investigation and assessment of client credit standings, management and collection of accounts receivable, credit risk guarantee and other services.

On November 11, 2013, the General Office of Tianjin People’s Government revised the Measures on the Administration of the Pilot Program of Commercial Factoring in Tianjin (the “revised Tianjin Commercial Factoring Measures”). According to the revised Tianjin Commercial Factoring Measures, commercial factoring shall refer to the process when the distributor (creditor) transfers its accounts receivables resulting from the sale of goods or services with the buyer (obligor) to commercial factoring companies, and commercial factoring companies provide the creditor with comprehensive business and trade services, including trade financing, management and collection of account receivable. The Tianjin Commercial Factoring Measures lay out the process to establish commercial factoring companies and the business scope of such kind of companies. Since it is a pilot program in Tianjin, such companies are also entitled to incentive policies.

Noah Group’s subsidiary Noah Factoring, through which we operate our factoring business, is a duly established commercial factoring company with its registered office in Tianjin. Noah Factoring has obtained the authorization to conduct factoring business and has conducted relevant business in accordance with laws and regulations.

Regulations on the Operation of Value-Added Telecom Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or VATS, and Internet information services (“ICP service”) are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of VATS must first obtain a value-added telecommunications business license (“VAT License”) from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011 and 2015. According to these measures, a commercial ICP service operator must obtain an ICP License, one class of VAT Licenses, from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT promulgated the new Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

Regulations Relating to Cyber Security

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effect on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms. We established and published a corporate information security policy, and provide periodical training to our employees to ensure the compliance of the policy. Moreover, our IT security department has established systematic process management and software controls to protect the confidentiality of data provided to us or stored in our systems.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law (the “Transition Preferential Policy Circular”) which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including FIEs unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2017, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Value-added Tax

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax (“Circular 36”) which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay VAT, in lieu of business tax. Our applicable VAT tax rates are 3%, 6%, 11%, and 17%, according to Circular 36.

On December 21, 2016, the Notice on Clarification of Value-Added Tax Policies for Finance, Real Estate Development, Education Support Services (“Notice No. 140”) was issued to explain the application of the Circular 36. According to Notice No. 140, for activities subject to value-added tax occurring in the course of asset management services, the manager of the asset management investment shall be the taxpayer. On December 30, the Tax Policy Division of the Ministry of Finance and the Goods and Services Tax Division of the SAT further explain several provisions in the Notice No. 140, stating that the asset management investments refer to the fund products, trust plans, financial products managed by asset management service provider.

On June 30, 2017, the Ministry of Finance and the SAT jointly issued the Notice on Relevant Issues Regarding the Value Added Tax of the Asset Management Products (“Notice No.56”), which clarifies the rate that shall apply to the asset management product. Notice No.56 further states that the tax for the taxable act before January 1, 2018 will not be required to pay and the notice itself will take effect since January 1, 2018. Circular 36, Notice No.140 and Notice No.56 will influence the investment return of the investors of the asset management products. But the regulator has not clarified the detailed operation for the structured products and the influence on these products is hard to value at current stage.

In addition, on November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates, which will become effective on May 1, 2018. Pursuant to this notice, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively.

Dividend Withholding Tax

Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings Limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2017. However, as there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether, if Noah Holdings Limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings Limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Tax Arrangement”) where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT on August 28, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. Accordingly, Noah Insurance may be able to enjoy the 5% withholding tax rate for the dividends it receives from Noah Technology and Noah Xingguang respectively, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations, and obtain the approvals required under the administrative measures described above. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Common Reporting Standard

Similarly, the OECD has developed the CRS and modeled competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by 98 jurisdictions according to OECD’s official statistic as of January 2018 effective January 1, 2017. CRS and its implementing legislations in China and Hong Kong requires financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. While CRS was modelled after FATCA, the scope, coverage and volume under CRS are significantly greater than that under FATCA. As such, even if FATCA does not have a material impact on our business or operations, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in China and Hong Kong in the future.

On May 9, 2017, SAT, Ministry of Finance, the PBOC, CBRC, CSRC, China Insurance Regulatory Commission promulgated the Administrative Measures on Due Diligence Checks on Tax-related Information of Non-residents’ Financial Accounts (the “CRS Due Diligence Measures”), which requires that financial institutions shall register with the SAT official website and report the information in a timely manner. As the CRS Due Diligence Measures requires, the private fund in the form of limited partnership or limited liability company and its fund manager are defined as the qualified financial institution and shall comply with its obligations. Gopher Asset and its subsidiaries, as well as the managed funds, have complied with the CRS Due Diligence Measures and reported to the SAT as required.

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended (the “Exchange Rules”); and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) (the “Administration Rules”).

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest and royalty payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by FIEs outside of China are also subject to limitations, including approval by the MOFCOM, SAFE and the NDRC or their local counterparts.

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

On June 9, 2016, SAFE promulgated SAFE Circular 16, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises.

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

On Feb 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (“SAFE Circular 13”) which took effect on June 1, 2015. SAFE Circular 13 specifies that the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been cancelled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law, as amended on October 1, 2016; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules, as amended on February 19 2014.

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

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles (“SAFE Circular 37”) which terminated the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular 75”) and became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interest into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis. On February 13, 2015, SAFE issued SAFE Circular 13 which took effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in SPVs pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. According to the relevant SAFE rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject the relevant PRC residents and onshore companies to penalties under PRC foreign exchange administration regulations. Further, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws. We believe our management has fully complied with the obligation under SAFE Circular 37 and has completed the relevant registration.

Regulations on Stock Incentive Plans

In December 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued the Individual Foreign Exchange Rule, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company issued by SAFE on March 28, 2007. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies.

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

Many issues regarding the Stock Incentive Plan Rules require further interpretation. We and our PRC optionees were subject to the Stock Incentive Plan Rules when our company became an overseas listed company. We have a PRC domestic qualified agent filed for all the optionees under our stock incentive plan currently in effect. However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Incentive Plan Rules. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. We currently obey the stock incentive plan rules and updated the information with foreign exchange commission each year.

Regulations in Hong Kong

Type 1, 4, 9 Regulations

Licensed entities that conduct regulated activities in Hong Kong are regulated by the Hong Kong SFC, a statutory body independent from the government of Hong Kong to regulate Hong Kong’s securities and futures markets. It is funded mainly by transaction levies and licensing fees.

Under the Hong Kong Securities and Futures Ordinance (“SFO”) regime, any corporation carrying on one or more regulated activities must apply to the SFC for a license in respect of the regulated activities that they plan to carry on, and any individual who carries on one or more regulated activities on behalf of a licensed corporation is also required to apply for approval as a “licensed representative” accredited to that corporation.

Noah HK, our wholly owned subsidiary, was licensed with the SFC on January 4, 2012 to carry out type 1 regulated activity on dealing in securities; type 4 regulated activity on advising on securities and type 9 regulated activity on asset management. Noah HK serves as an offshore product and service center which offers wealth management and asset management services to professional investors as defined in the SFO. With the aforementioned licenses in place, Noah HK is able to provide investment advisory services and distribute, offer and manage investment products for our clients in Hong Kong.

Licensed entities are required to comply with the SFO, its sub-legislations and other relevant codes and guidelines including the (i) Code of Conduct for Persons Licensed by or Registered with the Hong Kong SFC (“Code of Conduct”), (ii) Guideline on Anti-Money Laundering (“Guideline on AML”), (iii) Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the Securities and Futures Commission (“Internal Control Guideline”), (iv) Suggested Control Techniques and Procedures for Enhancing a Firm’s Ability to Comply with the Securities and Futures (Client Securities) Rules and the Securities and Futures (Client Money) Rules (“Client Securities/Money Rules”), (v) the Fund Manager Code of Conduct (“FM Code of Conduct”), and (vi) suitability circular/FAQ and other relevant regulatory requirements.

Noah HK’s type 1 license is primarily concerned with the protection of clients’ assets, Know-Your-Clients (“KYC”) and AML, which are governed by Client Securities/Money Rules, Code of Conduct and the Guideline on AML. The Client Securities/Money Rules provide guidelines on the treatment of client assets and how they should be properly safeguarded. The Code of Conduct sets out the general conduct requirements for licensed persons and other regulatory expectations on topics such as KYC, diligence, responsibility of senior management and conflicts of interest. The Guideline on AML provides a general background on the subjects of money laundering and terrorist financing (AML/CTF) and practical guidance to assist licensed persons and their senior management in designing and implementing policies, procedures and controls in the relevant operational areas, taking into consideration their special circumstances so as to meet the relevant AML/CTF statutory and regulatory requirements.

Noah HK’s type 4 license is primarily concerned with the suitability of investment recommendations provided to clients. When providing investment recommendations, licensed persons should ensure that such advice is suitable to that client having considered the client’s overall circumstances. The suitability circular/FAQ outlines the general requirements and factors to be considered when providing investment advices to client.

Noah HK’s type 9 license is primarily concerned with the conduct for fund managers which is governed by the FM Code of Conduct. This Code sets out conduct requirements for licensed persons whose business involves the discretionary management of collective investment schemes.

HK Insurance Regulations

Noah Insurance is an authorized insurance broker which carries on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance. As an insurance broker, Noah Insurance must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by the Insurance Authority (“IA”).

The requirements specified by the IA which are relevant to Noah Insurance are:

(a) qualifications and experience. An insurance broker or the chief executive nominated by him/her is required to:

(1) have attained the age of 21;

(2) be a Hong Kong permanent resident or a Hong Kong resident whose employment visa conditions, if any, do not restrict him from being engaged in insurance broking business;

(3) have the minimum education standard of Form 5 or equivalent; and

(4) either have an acceptable insurance qualification, a minimum of two years’ experience in the insurance industry occupying a management position and passed the relevant papers if he intends to be engaged in the long term (including linked long term) insurance broking business; or in the event he has no acceptable insurance qualification as mentioned, a minimum of five years’ experience in the insurance industry of which two years is at management position.

(b) professional indemnity insurance. An insurance broker is required to maintain a professional indemnity insurance policy with a minimum limit of indemnity for any single claim and in any single insurance period of twelve months.

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities in China and Hong Kong. We currently mainly operate our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd)	August 24, 2007	PRC	100%
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	September 29, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2012	PRC	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Noah Rongyitong (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Shanghai Noah Yijie Finance Technology Co., Ltd	March 17, 2014	PRC	54.93%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	95%
Noah (Shanghai) Financial Leasing Co., Ltd	December 20, 2014	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Gopher International Investment Management (Shanghai) Limited	November 14, 2016	PRC	100%

Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”) is a consolidated variable interest entity of us. Its significant subsidiaries as of December 31, 2017 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%

Our corporate structure, for the purpose of reflecting Noah Holdings Limited and its relationship with its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as certain significant variable interest entities, is as follows:

Note:

(1)	Unless otherwise stated, the significant subsidiaries in the chart are 100% owned by the Company.
(2)	The shareholders of Noah Investment include Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He and Qianghua Yan.
(3)	Noah Rongyitong (Wuhu) Microfinance Co., Ltd is 35% owned by Shanghai Noah Financial Services Corp. and the remaining is owned by other Noah subsidiaries.
(4)	These four entities are intermediate holding companies of the significant subsidiaries.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, our PRC subsidiary, Noah Group, and Noah Holdings Limited both prior to our initial public offering and currently, comply with all existing PRC laws and regulations; and

•	the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the draft PRC Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our onshore insurance brokerage business and other business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

D.	Property, Plants and Equipment

Our principal executive offices are located in leased office space at No. 1687 Changyang Road, Building 2, Yangpu District, Shanghai and No. 32 Qinhuangdao Road, Building C, Yangpu District, Shanghai, which occupy approximately a total of 23,263 square meters. As of December 31, 2017, we also leased offices in Hong Kong, Taiwan, Silicon Valley, New York, Vancouver and Melbourne, as well as leased offices for our 237 branch locations across China. We own 2,193 square meters of a commercial building in Suzhou, Jiangsu for our Suzhou office. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Overview

We derive revenues from three business segments: wealth management, asset management and other financial services. We generate revenues primarily from (i) one-time commissions derived from the distribution of financial products, paid by our clients and product providers, based on the value of the financial products purchased by our clients; (ii) recurring service fees paid by our product providers or clients, based on the value or net asset value of the financial products purchased by our clients; (iii) performance-based income from certain types of financial products, based on the performance or realized net returns of the financial products; and (iv) other service fees, primarily including (a) revenues from comprehensive wealth management services we provide, especially the revenues of our investor education subsidiary, Enoch Education; and (b) revenues generated by other financial services businesses, including online wealth management, lending services and payment technology services.

Revenue and profits have been growing in recent years. Our net revenues increased from RMB2,119.9 million in 2015 to RMB2,513.6 million in 2016 and to RMB2,826.9 million (US$434.5 million) in 2017, representing a CAGR of 15.5%. We recorded net income attributable to our shareholders of RMB535.8 million in 2015, RMB643.8 million in 2016 and RMB762.9 million (US$117.3 million) in 2017.

The net income amounts include the impact of non-cash charges relating to share-based compensation in an aggregate amount of RMB67.7 million in 2015, RMB79.2 million in 2016 and RMB93.6 million (US$14.4 million) in 2017.

Key Operating Metrics

We have benefited from the overall economic growth, the growing high net worth populations and the increasing demand for sophisticated and personalized wealth management solutions in China, all of which we anticipate will continue to increase for the foreseeable future. The overall growth of our business depends on the continuation of these trends. We are also focused on expanding our international operations, both to source investment products abroad and serve high net worth Chinese living overseas.

Our financial condition and results of operations are more directly affected by factors specific to our company, primarily including the following:

•	number of clients;

•	transaction value;

•	assets under management.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients we serve. For our wealth management business, we closely monitor the numbers of both our registered clients and active clients as key operating metrics. For our asset management business, a majority of the funds managed by Gopher Asset Management are sourced from our wealth management distribution channel, so the number of clients will also have influence on the segment.

As of December 31, 2017, we had 186,918 registered clients, compared with 135,396 registered clients as of December 31, 2016. We assign each of our registered clients a relationship manager, and the number of new clients we may acquire is affected by the breadth of our coverage network. As we expand our coverage network, we expect to increase our capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Active clients refer to our registered clients who have purchased financial products distributed or provided by us during a given period, excluding clients in other financial services. An increase in the number of active clients has contributed to the growth of the total value of the products we distribute and the services we provide, which ultimately affects one-time commissions we receive and in the long-run the recurring service and performance-based fees we receive. We expect that the number of active clients will continue to be a key factor affecting our revenue growth.

Although we do not generate revenue from registered clients who have never been active clients, the number of our registered clients is a key factor affecting our results of operations because with an increasing number of registered clients, we have an increased opportunity to convert more registered clients into active clients.

Transaction Value

Transaction value refers to the aggregate value of the financial products we distribute through our wealth management business in a given period, which in turn affects the amount of our revenue, primarily one-time commissions and recurring service fees. Total transaction value increased from RMB99.0 billion in 2015 to RMB101.4 billion in 2016, and further increased by 15.8% to RMB117.4 billion (US$18.0 billion) in 2017.

We also closely monitor the average transaction value per active client, which refers to the average value of financial products that are purchased by our active clients during a given period. The average transaction value per active client for the wealth management business increased from RMB7.9 million in 2015 to RMB8.4 million in 2016, and further increased by 9.5% to RMB9.2 million (US$1.4 million) in 2017. In recent years, we have been focusing our resources on serving ultra high net worth clients and expanding the percentage of each client’s total investable assets which we manage.

For our wealth management businesses, we provide to our clients four types of products that are originated and distributed in and outside of the PRC:

•	Fixed income products, mainly including (i) consumer financing products, (ii) supply chain financing products, (iii) auto-financing products and (iv) other alternative credit products, including private corporate credit products, mezzanine financing products linked to corporate merger and acquisitions and buyouts, among others, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws;

•	Private equity products, including investments in (i) various private equity funds sponsored by third party domestic and international asset/fund management firms, (ii) real estate equity funds, and (iii) private equity funds managed by Gopher Asset Management, including funds of funds and direct investment funds;

•	Secondary market equity products, the underlying assets of which are investments in publicly listed equities;

•	Other products, including insurance products and other products we distribute or provide or manage but cannot be classified into any of the aforementioned product categories.

The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For most fixed income products and insurance products, we are entitled only to a one-time commission received upon the completion of the transaction; whereas for private equity and secondary market equity funds, apart from one-time commissions, we are also entitled to recurring service fees shared by fund managers for the duration of the investment in the products, and, in some cases, performance-based income shared by fund managers when realized.

Assets under Management

Assets under management determine the recurring service fees and performance-based income that we are able to collect over the life cycle of the financial products managed by us. As of December 31, 2017, the AUM of our asset management business was RMB148.3 billion (US$22.8 billion), increasing 22.6% from the ending balance of RMB120.9 billion in 2016, and the AUM at the end of December 31, 2015 was RMB86.7 billion.

For our asset management business, Gopher Asset Management develops and manages alternative investments with underlying assets in China and overseas, denominated in both Renminbi and foreign currencies. Historically it developed and managed principally funds of funds which invest in sub-funds managed by third parties; but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher Asset Management focuses on the following categories of investments across different types of asset classes:

•	Private equity investments, including investments in the top private equity funds in China and overseas through funds of funds and direct investments in companies and projects in the new economy sectors;

•	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments;

•	Secondary market equity investments, mainly including private secondary market equity funds of funds and manager-of-manager investments which are sub-advised by outside fund managers;

•	Credit investments[2], including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products;

•	Other investments, including multi-strategy funds and other assets that cannot be classified into any of the aforementioned categories.

Gopher Asset Management is entitled to receive recurring service fees for all the funds and funds of funds it manages. As of December 31, 2017, 59% of our total AUM was invested in private equity funds with relatively long durations, thus the cycle of recurring service fees could be as long as 8-10 years for each investment. Also as of December 31, 2017, over 50% of the AUM we manage was subject to performance fee clauses.

Results of Operations

Wealth Management

Our wealth management business offers financial products and provides comprehensive financial services to high net worth clients in China and overseas. We primarily distribute fixed income products, private equity products, secondary market equity products and insurance products. Through our rigorous product selection and risk management processes, we screen products and services from a wide array of providers. To date, we have distributed products sourced from over 500 product providers. From our inception in 2005 to December 31, 2017, we distributed RMB498.2 billion (US$77.5 billion) worth of financial products in aggregate.

Transaction Value

The table below sets out the aggregate transaction value of the different types of financial products that we distributed during the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	36,621	37.0	64,494	63.6	71,759	11,029	61.1
Private equity products	31,917	32.2	27,545	27.2	34,261	5,266	29.2
Secondary market equity products	28,054	28.4	7,846	7.7	10,754	1,653	9.2
Other products	2,402	2.4	1,499	1.5	598	92	0.5

All products	98,994	100.0	101,385	100.0	117,371	18,040	100.0

[2]	We started to list credit investments as a separate category from other investments since 2017 as a result of the fast growth of AUM in this asset class since 2016.

Our transaction value has increased in each of the last three years. Over the same period, our product mix has evolved due to the economic and market cycles in China and changing risk appetite among our high net worth clients. For example, our clients’ interest in equity-related products, including private equity and secondary market equity products, were generally high in 2015 when China’s stock markets were performing strongly, whereas there was increasing demand for fixed income products after both the equity and credit markets in China plummeted in late 2015 and early 2016. As a multi-asset allocator for alternative investments, we provide our clients with tailor-made investment solutions and opportunities catering to their risk-return profiles for these different market environments.

Number of Clients and Average Transaction Value Per Active Client

The table below sets forth the number of our registered clients as at the end of the periods indicated, active clients who have purchased financial products during the periods indicated, as well as the average transaction value per active client calculated by dividing the total transaction value by the number of active clients for the periods indicated:

	Number of Registered Clients(1) as of December 31,	Number of Active Clients for Years Ended December 31,	Total Transaction Value for Years Ended December 31,	Average Transaction Value per Active Client for Years Ended December 31,
			(RMB in millions)	(RMB in millions)
2015	99,019	12,573	98,994	7.87
2016	135,396	12,027	101,385	8.43
2017	186,918	12,720	117,371	9.23

Note:

(1)	Represents the aggregate number of our registered high net worth clients. This figure does not include clients of other financial services.

The number of our registered clients increased substantially over the last three years, while the number of active clients remained relatively stable, with an increase in average transaction value per active client. In recent years, we have successfully devoted more resources to expanding the percentage of our clients’ total investable assets which we manage and to serving ultra high net worth clients with higher levels of investable assets, including providing exclusive investment opportunities and more comprehensive financial services to our “black card” and family office clients.

Coverage Network

As of December 31, 2017, our extensive coverage network consisted of 237 branch and sub-branch offices covering 79 cities in China, which receive operational support from 11 regional centers and our headquarters in Shanghai. Our branch network covers the most developed metropolitan regions as well as cities experiencing rapid development with a strong private sector in China, where high net worth populations and private companies looking for investment opportunities are typically concentrated. We have also expanded our overseas wealth management business with offices now in Hong Kong, Taiwan, U.S., Canada and Australia.

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as our full-time employees rather than external agents. Our relationship managers act as asset allocation financial advisors and maintain relationships with clients through both in-person meetings and our various self-developed mobile applications, as well as customized client events we organize each year. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2017, we had 1,335 relationship managers nationwide, compared to 1,169 as of December 31, 2016 and 1,098 as of December 31, 2015. The turnover ratio of our elite relationship managers (relationship managers who have a completed transaction value of over RMB50 million per quarter or over RMB200 million per annum) has been kept low over the years, and was 2.5% in 2016 and 3.6% in 2017.

Asset Management

Our asset management business is conducted through Gopher Asset Management, a leading alternative multi-asset manager in China. Our AUM increased from RMB120.9 billion as of December 31, 2016 to RMB148.3 billion (US$22.8 billion) as of December 31, 2017, a year-over-year increase of 22.6%.

The table below summarizes the roll-forward of our AUM and typical management fee rates chargeable by asset management segment for the last three years:

	Typical Management fee rates	As of December 31, 2016		Funds Inflow	Funds Outflow	As of December 31, 2017
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-1.8%	58.0	48%	30.3	1.4	86.9	59%
Real estate investments
Equity	0.5%-1%	4.1	3%	3.9	2.0	6.0	4%
Debt	0.2%-1.3%	19.1	16%	10.6	24.1	5.6	4%
Secondary market equity investments	0.5%-1.7%	8.3	7%	0.5	2.7	6.2	4%
Credit investment	0.2%-1.5%	27.8	23%	40.6	28.4	40.0	27%
Other investments	0.7%-1.8%	3.6	3%	0.1	0.1	3.6	2%
All products		120.9	100.0%	86.0	58.6	148.3	100%
	Typical Management fee rates	As of December 31, 2015		Funds Inflow	Funds Outflow	As of December 31, 2016
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-1.8%	37.9	44%	21.6	1.4	58.0	48%
Real estate investments
Equity	0.5%-1%	6.2	7%	1.1	3.2	4.1	3%
Debt	0.2%-1.3%	25.6	29%	27.3	33.8	19.1	16%
Secondary market equity investments	0.5%-1.7%	10.7	12%	2.8	5.2	8.3	7%
Credit investments	0.2%-1.5%	6.3	7%	28.7	7.2	27.8	23%
Other investments	0.7%-1.8%	—	—	3.6	—	3.6	3%
All products		86.7	100.0%	85.1	50.9	120.9	100.0%
	Typical Management fee rates	As of December 31, 2014		Funds Inflow	Funds Outflow	As of December 31, 2015
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-1%	10.4	21%	27.6	0.1	37.9	44%
Real estate investments
Equity	0.1%-1.25%	6.4	13%	2.7	2.9	6.2	7%
Debt	0.4%-1.5%	24.6	50%	21.5	20.5	25.6	29%
Secondary market equity investments	0.5%-1.5%	2.6	5%	9.8	1.7	10.7	12%
Credit investments	0.1%-1%	5.7	11%	5.2	4.6	6.3	7%
Other investments	0.7%-1%	—	—	—	—	—	—
All products		49.7	100.0%	66.9	29.9	86.7	100.0%

Except for secondary market equity investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated. The opening balance, funds outflow and closing balance of the movements above corresponding with secondary market equity investments include the effect of market appreciation or depreciation.

Gopher Asset Management’s AUM has been growing steadily over the past three years, increasing from RMB86.7 billion as of December 21, 2015 to RMB120.9 billion as of December 31, 2016 and to RMB 148.3 billion (US$22.8 billion) as of December 31, 2017. Moreover, long-duration private equity investments are representing an increasing portion of the total AUM, which we expect will help us receive more consistent revenues from recurring service fees. In addition, over half of the AUM can generate performance-based income depending on investment returns, which can be booked when underlying investments are exited and monetized.

Private equity investments as a percentage of total AUM have grown from 43.7% in 2015 to 48.0% in 2016 and to 58.6% in 2017, primarily due to the increasing demand for private equity investments as well as the accumulation effect of long investment duration for this strategy. We have also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients. In the real estate area, we have been strategically changing our investment strategy over the past three years, gradually shifting away from offering residential real estate to commercial real estate products due to the evolving risk and reward profile of these investments. With the maturity of residential-related real estate funds in recent year, the real estate investments as a percentage of total AUM has also decreased from 36.7% in 2015 to 19.2% in 2016 and to 7.8% in 2017. We plan to further continue expanding our commercial real estate investments given the No. 4 Filing Rules and leveraging our track record and experienced team, and expect the AUM of our real estate investments to grow for the foreseeable future. (For a discussion of the No.4 Rules, see “Item 3. Key Information - D. Risk Factors - Risk Related to our Business - Certain of the financial products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in China.”) Credit investments constituted 27.0% of the total AUM in 2017 compared to 23.0% in 2016, mainly due to an increasing demand from clients. Also, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the number of overseas investment through funds of funds. The AUM in investments outside of China of Gopher Asset Management amounted to RMB21.7 billion (US$3.3 billion) as of December 31, 2017, representing 14.6% of the total AUM.

Performance-based Income

We also receive performance-based income for the products we manage and offer to our asset management clients. The following table sets out the AUM with performance-based income for each of our product categories as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB in billions	RMB in billions	US$ in billions
Product type
Private equity investments	43.9	67.2	10.3
Real estate investments
Equity	3.9	4.0	0.6
Debt	—	—	—
Secondary market equity investments	7.8	5.5	0.8
Credit investments	0.9	2.7	0.4
Other investments	3.5	3.5	0.5

Total	60.1	82.9	12.6

As of December 31, 2017, total AUM with performance-based income grew 37.9% compared to the prior year and accounted for 55.9% of the total AUM of Gopher Asset Management. The growth of AUM with performance-based income was mainly due to the growth in the AUM of our private equity investments.

We are entitled to receive performance-based income relating to our private equity investments, which generally equals to 3%-5% of the fund of fund investment gains and 10-20% of the co-investment and direct investment gains when certain performance-based thresholds are exceeded. A typical performance-based threshold for our private equity investments is an annual return of about 8%. We do not accrue unrealized performance-based income for private equity investments based on net asset value. Performance-based income is only recognized when the amount has been determined and gains are realized.

We are also entitled to receive performance-based income relating to our real estate equity investments, which generally equals to 10%-20% of the investment gains when certain performance-based thresholds are exceeded. Typical performance-based thresholds for our real estate investments are set at annual returns of between 8% and 12%, depending on nature of the projects and terms of investment. We do not accrue unrealized performance-based income for real estate investments based on net asset value. Performance-based income is only recognized when the amount has been determined and gains are realized.

We are entitled to receive performance-based income of our secondary market equity investments when the relevant investee funds are open for redemption, make dividend payments or when the funds mature. We are generally entitled to share 4% to 5% of the investment gains when the funds exceed certain performance-based thresholds, which are usually 6% of principal or when the net asset value exceeds the previous highest net asset value. Performance-based income is recognized when performance-based income can be charged according to the relevant fund agreements, which is generally on a quarterly or semi-annual basis, based on the change of net asset value. Such performance-based income is not subject to clawback and therefore subsequent net asset value fluctuations have no impact on such income.

We are generally not entitled to receive performance-based income of our real estate credit investments and credit investments due to their nature. However, we have managed some net asset value-based credit portfolio funds in the asset class of credit investments, which provide active management of diversified underlying credit assets over a 2-8 year duration. As the manager of these credit portfolio funds, we are entitled to share 10-20% of the investment gains when the funds exceed a performance-based threshold of 6-8% IRR.

We are entitled to receive performance-based income of other investments, which are mainly multi-strategy investment funds. We are generally entitled to share 10% of the investment gains when certain performance-based thresholds are exceeded. A typical performance-based threshold for our private equity investments is an annual return of about 8%. Performance-based income is recognized after a three-year lock-up period, based on the change of net asset value of the fund, which is generally valued on an annual basis.

The following tables summarize the AUM with performance-based income for each of our product type and their liquidation dates as of December 31, 2016 and 2017 (on a historical basis):

	AUM with performance- based income as of December 31, 2017	Expected liquidation date is
		during the year ended December 31,			after January 1, 2021
		2018	2019	2020
	RMB in billions
Product type
Private equity investments	70.7	1.0	4.3	6.3	59.1
Real estate investments
Equity	4.0	1.0	0.3	1.7	0.9
Debt	—	—	—	—	—
Credit investments	—	—	—	—	—
Other investments	2.7	0.6	0.5	0.8	0.8

Total	77.4	2.6	5.1	8.8	60.8

	AUM with performance- based income as of December 31, 2016	Expected liquidation date is
		during the year ended December 31,			after January 1, 2020
		2017	2018	2019
	RMB in billions
Product type
Private equity investments	47.4	1.4	1.3	4.7	40.0
Real estate investments
Equity	3.9	0.1	1.1	0.3	2.4
Debt	—	—	—	—	—
Other investments	0.9	—	0.6	—	0.4

Total	52.3	1.6	3.0	5.0	42.8

We usually do not liquidate a fund prior to maturity. We will generally only liquidate a fund prior to maturity if (1) the underlying projects or investments end prior to liquidation, or (2) it is in the best interest of the fund investors to liquidate such fund prior to maturity.

Our secondary market equity funds generating performance-based income are periodically available for redemption. The following table summarizes the different periods that our secondary market equity funds opened for redemptions on fair value basis:

	As of December 31,
	2016	2017
	RMB in billions	RMB in billions	US$ in billions
Daily	—	0.2	0.0
Monthly	2.3	1.1	0.2
Quarterly	2.3	0.8	0.1
Semi-annually	0.1	—	—
Annually	—	—	—
As of maturity	3.1	3.4	0.5

Total	7.8	5.5	0.8

Other Financial Services

Other financial services segment is mainly comprised of three subsidiaries with different business models, as mention in “Item 4-B. Business Overview-Business Segments-Other financial services”. Important operating metrics include the loan volume for our lending service business, and the transaction value of standardized products for our online wealth management business. Our other financial services segment represented 3.3% of our total net revenues for the year ended December 31, 2017.

Key Financial Indicators

Revenue

We derive revenues from three business segments: wealth management, asset management and other financial services. We generate revenues primarily from:

One-time commissions

•	for wealth management: we receive one-time commissions paid by our clients and product providers upon the establishment of a financial product;

•	for asset management: the financial products managed by Gopher Asset Management and sold to individual clients are mainly distributed through our wealth management channel, so relevant one-time commissions are booked under the wealth management segment; For institutional clients, we generally receive very little if any one-time commissions for product distribution, as we focus on obtaining recurring service fees from these clients rather than upfront fees;

Recurring service fees

•	for wealth management: we receive recurring service fees over the life cycle of the private equity products, secondary market equity products, and certain fixed income products previously distributed by us to our clients, which are paid by our clients or product providers depending on the particular product;

•	for asset management: includes management fees over the life cycle of the funds managed by us, which are paid on a periodic basis and typically calculated as a percentage of the total investment amount or net asset value (for secondary market equity funds) in the underlying funds;

Performance-based income represents revenues generated from financial products distributed, raised and/or managed by us, which are paid by our clients or product providers depending on the particular product;

Other service fees are derived from comprehensive financial services we provide and other financial services:

•	for wealth management: revenues generated from Enoch Education, our investor education business, and other comprehensive financial services we provide;

•	for other financial services: service fees paid by clients for our online wealth management services, lending services, and payment technology services we provide.

Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses and (iv) other operating expenses, which we offset in part by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and back-office employees, share-based compensation expenses, and bonuses related to performance-based income. The number of our employees was 2,688, 2,823 and 2,969 as of December 31, 2015, 2016 and 2017, respectively. The increase was primarily due to an expansion of our relationship managers, product development team and new businesses. We plan to continue to expand our sales coverage network and strengthen our investment capabilities. We anticipate that our operating expenses related to compensation and benefits will increase as a result of hiring new employees. However, as we continue to grow our business, we are focused on reducing other operating costs and expenses through leveraging economies of scale.

In 2015, 2016 and 2017, we incurred relationship managers compensation of RMB524.6 million, RMB563.6 million and RMB616.1 million (US$94.7 million), respectively, representing 24.7%, 22.4% and 21.8% of our net revenues in the same periods, respectively. We anticipate that our compensation and benefits will continue to increase as we hire more relationship managers for our existing and new branch offices and distribute more financial products. In addition, there has been in recent years an increase in commission rates payable to relationship managers, particularly our elite relationship managers.

Share-Based Compensation

Our operating costs and expenses include share-based compensation expenses due to grants and vesting of stock options and restricted shares to our employees and directors. We adopted two share incentive plans in 2008 and 2010, respectively, and replaced both with a new share incentive plan in 2017. We expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees and directors.

Share-based compensation was included in compensation and benefits for the years ended December 31, 2015, 2016 and 2017, respectively. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2015		2016		2017
	RMB’000%		RMB’000%		RMB’000%
Share options	33,912	1.6	39,008	1.5	51,054	1.8
Restricted shares	33,760	1.6	40,163	1.6	42,581	1.5

Total share-based compensation	67,672	3.2	79,171	3.1	93,635	3.3

Selling Expenses

Our selling expenses primarily include expenses associated with the operations of branch offices, such as rental expenses, and expenses attributable to marketing activities. The number of our branch and sub-branch offices was 135, 185 and 237 as of December 31, 2015, 2016 and 2017, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Shanghai headquarters, depreciation expenses, consulting expenses, among others.

Other Operating Expenses

Our other operating expenses mainly include costs incurred directly in relation to our revenues.

Government Subsidies

Government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

Taxation

The Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payments of capital or dividends in respect of our shares are not subject to withholding tax in the Cayman Islands. Gains derived from the disposal of our shares are not subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands.

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

PRC

Our PRC subsidiaries and our consolidated variable interest entity were established in the PRC and as such are subject to value-added tax, education surtax and urban maintenance and construction tax on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rates ranging from 5.35% to 5.65%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) at our accounting policy decision under GAAP. We have elected to report such business tax and related surcharges on a net basis as a reduction of revenues. Business tax and related surcharges of RMB112.8 million, RMB48.1 million and RMB19.1 million (US$2.9 million) were deducted from our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay value-added tax (“VAT”), in lieu of business tax. According to Circular 36, applicable VAT rates include 3%, 6%, 11%, and 17%, and the applicable value-added rate for our PRC subsidiaries and our variable interest entity is 6%. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7.0% to 13% of VAT liabilities.

In addition, our PRC subsidiaries and our variable interest entity are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. On January 1, 2008, the EIT Law in China took effect. It applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

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

Consolidation of Variable Interest Entities

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises. To comply with PRC laws and regulations, we rely on contractual arrangements with our consolidated variable interest entity, Noah Investment, and its affiliates to operate a portion of our operations in China which are subject to restrictions on foreign investment, including asset management business and certain other services.

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

We believe that our contractual arrangements with Noah Investment are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of Noah Investment may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms. For a discussion of the risks associated with these contractual arrangements, see “Item 3. Key Information —D. Risk Factors — Risks Related to Our Corporate Structure.”

We also make equity investments in entities that are considered variable interest entities and perform evaluation on an ongoing basis to determine whether we are the primary beneficiary of any of these investments. See accounting policy for “investments in affiliates” above.

Investments in Affiliates

We serve as the general partner for our proprietary funds managed by Gopher Asset Management. For all the funds we serve as general partner in China, we are required by the limited partnership agreements to also hold equity interest in those funds. From time to time, we may also invest in those funds to the extent the risk and return profile is deemed acceptable by our established investment policy. Our equity interest in each individual fund is normally less than 3%. Such investments are accounted for using equity method of accounting and reported in Investment in Affiliates on consolidated balance sheets.

Affiliated companies are entities over which we have significant influence, but do not have control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in limited partnerships of more than 3% to 5% have generally been viewed as more than minor so that may imply significant influence. We also consider that we have significant influence over the funds that we serve as general partner or fund manager of, and our ownership interest in these funds as limited partner is generally lower than 3%. We do not consolidate the funds of which we serve as general partner or fund manager of, mainly because substantive kick-out rights exist and are exercisable by non-related limited partners of these funds, and/or we are not the primary beneficiary of these funds. We have early adopted ASU 2015-02 and ASU 2016-17 and concluded that most of the existing funds do not require consolidation due to the kick-out rights under the new guidance. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operation and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

Under ASU 2015-02, the service fees we earn, including carried interest earned in the capacity of general partner or fund manager, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

In evaluating whether the limited partnership investment funds which we managed as general partner are variable interest entities or not, we first assess whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed a variable interest entity and no further analysis will be performed. If the limited partnership is assessed to be a variable interest entity, we further assess whether any interest it has constitutes a variable interest. Before 2015, all limited partnerships we managed as general partner had substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore were not deemed variable interest entities. Since 2015, some of the newly formed limited partnerships we manage as general partner do not have substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore constitute variable interest entities. As a result, such limited partnerships are deemed variable interest entities not consolidated by us due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the variable interest entities. In 2017, we invested in an investment fund which we serve as general partner and subscribed for 29% of the equity interest with the intention of transferring the equity interest to other parties in the future. As we had a controlling financial interest in the investment fund as of December 31, 2017, we consolidated the investment fund as a primary beneficiary.

We started to manage the contractual funds which we manage as fund manager and have earned a management fee and/or carried interest from the second half of 2014. The contractual funds are variable interest entities as the fund investors do not have substantive kick-out rights or participating rights. We sometimes invest in the contractual funds we manage for investment income. Such investments constitute variable interests to the contractual funds which are believed to be variable interest entities. We performed a qualitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the variable interest entities and concluded we are not the primary beneficiary.

We account for investments in affiliates using the equity method of accounting due to the fact that we have significant influence on these investees. We recorded investments in affiliates of RMB539.2 million and RMB968.6 million (US$148.9 million) as of December 31, 2016 and 2017, respectively and income from equity in affiliates of RMB21.4 million, RMB22.3 million and RMB92.1 million (US$14.2 million) for the years ended December 31, 2015, 2016 and 2017, respectively.

Revenue Recognition

We derive revenue from distributing financial products and providing recurring services to our clients over the duration of the financial product, which is typically several years. Prior to a client’s purchase of a financial product, we provide the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client.

We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of VAT and surcharges.

One-time commissions. Upon establishment of a financial product, we earn a one-time commission paid by our clients or product providers calculated as a percentage of the financial products purchased by our clients. We enter into one-time commission agreements with product providers, or directly with clients, which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

We define the “establishment of a financial product” for revenue recognition purposes as the time when both of the following two criteria are met: (1) the client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a financial product.

Revenues are recorded upon the establishment of the financial product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require that a portion of the payment be deferred until the end of the financial product’s life or other specified contingency. In such instances, we defer the contingent amount until the contingency has been resolved.

We also earn one-time commissions from insurance brokerage business, and recognize revenues when the underlying insurance contracts become effective. To realign our services provided under different business segments, starting from the first quarter of 2016, revenue from insurance brokerage business was reclassified from “other service fees” to “one-time commissions” in 2016.

Recurring Service Fees. Recurring service fees depend on the types of financial products we distribute and/or manage and are calculated as either (1) a percentage of the total capital commitments of investments made by the investors or (2) a percentage of the net asset value of the portfolio underlying the products calculated daily. As we provide these services throughout the contract term for either method of calculation, revenues are recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Prepayments for recurring service fees are deferred and recognized as revenue on a daily basis over the contract term, assuming all other revenue recognition criteria have been met.

Multiple Element Arrangements. We enter into multiple element arrangements when a product provider engages us to provide both financial product distribution and recurring services. We also provide both financial product distribution and recurring services to funds that we serve as general partner or fund manager.

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

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We historically had provided financial product distribution services on a stand-alone basis but the volume of such services has been significantly decreased in recent years. Therefore, VSOE is no longer available for our financial product distribution services. We have not sold our recurring services on a stand-alone basis, so no VSOE exists for recurring services.

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

BESP. When it is unable to establish selling price using VSOE or TPE, we use BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered, product lifecycles, and pricing strategies and practices. We have used BESP to allocate the selling price of financial product distribution service and recurring services under these multiple element arrangements.

Revenue for the respective units of accounting is also recognized in the same manner as described above.

Performance-based Income. In a typical arrangement in which we serve as fund manager, and in some cases in which we serve as distributor, except for secondary market equity fund products, we are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fees are typically calculated and distributed when the cumulative return of the fund can be determined (ie. investment gains are realized), and is not subject to clawback provisions. We do not record any performance-based income until the end of the contract term.

Beginning in 2015, for certain secondary market equity fund products for which we provide recurring services, including both the funds for which we serve as distribution channel and the funds for which we act as the fund manager, the performance-based income may also include a variable performance fee contingent upon the performance of the underlying investment in the measurement period, typically calculated at the end of the measurement period and settled subsequently. Such performance-based fee is not subject to clawback provisions and is recognized when the contingent criteria are met at the end of the measurement period.

Other Service Fees. We also derive revenues from online wealth management, lending services, payment technology services, investor education business and others.

We started offering lending services in November 2013. Revenue is recognized when there are probable economic benefits to us and when the revenue can be measured reliably. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded as accrued interest receivable. We do not charge prepayment penalties to customers.

In 2014, we started our online wealth management business to provide financial services to mass affluent individuals in China through our proprietary online wealth management services platform.

Our payment technology services involves providing information processing services by transferring payment information to licensed third-party payment related companies and charging the customers fixed transaction fees based on the number of transactions it facilitates.

Financial Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

	Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Third-party revenues:
One-time commissions	391,189	810,645	541,024	83,154
Recurring service fees	401,292	475,000	547,123	84,091
Performance-based income	193,,940	19,740	86,494	13,294
Other service fees	128,290	117,794	171,759	26,399

Third-party revenues	1,114,711	1,423,179	1,346,400	206,938
Related party revenues:
One-time commissions	428,687	321,442	561,060	86,233
Recurring service fees	634,913	775,726	860,730	132,292
Performance-based income	53,825	39,501	54,502	8,377
Other service fees	560	1,788	23,314	3,583

Related-party revenues	1,117,985	1,138,457	1,499,606	230,485
Total Revenues	2,232,696	2,561,636	2,846,006	437,423
Less: business taxes and related surcharges	(112,769)	(48,064)	(19,098)	(2,935)

Net Revenues	2,119,927	2,513,572	2,826,908	434,488

Operating costs and expenses:
Compensation and benefits	(1,164,492)	(1,300,405)	(1,407,372)	(216,308)
Selling expenses	(263,815)	(322,667)	(320,462)	(49,254)
General and administrative expenses	(170,929)	(234,488)	(248,878)	(38,252)
Other operating expenses	(94,624)	(151,088)	(147,318)	(22,642)
Government subsidies	132,709	162,365	74,156	11,398

Total operating costs and expenses	(1,561,151)	(1,846,283)	(2,049,874)	(315,058)

Income from operations:	558,776	667,289	777,034	119,430

Other income (expenses):
Interest income	39,699	39,539	45,020	6,919
Interest expenses	(16,050)	(19,289)	(24,128)	(3,708)
Investment income	51,955	48,537	67,343	10,350
Other income (expense), net	456	(2,531)	3,542	544

Total other income	76,060	66,256	91,777	14,105

Income before taxes and income from equity in affiliates	634,836	733,545	868,811	133,535
Income tax expense	(129,887)	(157,997)	(199,085)	(30,599)
Income from equity in affiliates	21,353	22,343	92,136	14,161

Net income	526,302	597,891	761,862	117,097
Less: net income (loss) attributable to non-controlling interests	(9,523)	(40,602)	(13,745)	(2,113)
Less: income (loss) attributable to redeemable non-controlling interest of a subsidiary	—	(5,336)	6,483	996
Less: deemed dividend on non-controlling interest of a subsidiary	—	—	6,201	953

Net income attributable to Noah Holdings Limited shareholders	535,825	643,829	762,923	117,261

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 12.5% from RMB2,513.6 million for the year ended December 31, 2016 to RMB2,826.9 million (US$434.5 million) for the year ended December 31, 2017. The increase in net revenues was primarily due to increases in recurring service fees and performance-based income.

Operating Costs and Expenses. Operating costs and expenses increased by 11.0% from RMB1,846.3 million for the year ended December 31, 2016 to RMB2,049.9 million (US$315.1 million) for the year ended December 31, 2017. The increase in operating costs and expenses was primarily driven by increased expenses related to compensation and benefits, marketing and client engagement events, and increased rental expenses due to office expansion.

Total Other Income. Total other income increased by 38.5% from RMB66.3 million for the year ended December 31, 2016 to RMB91.8 million (US$14.1 million) for the year ended December 31, 2017. The increase in total other income was primarily driven by an increase in interest income and investment income.

Income Tax Expense. Income tax expense increased by 26.0% to RMB199.1 million (US$30.6 million) for the year ended December 31, 2017 from RMB158.0 million for the year ended December 31, 2016, primarily due to an increase in taxable income.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders increased by 18.5% from RMB643.8 million for the year ended December 31, 2016 to RMB762.9 million (US$117.3 million) for the year ended December 31, 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our net revenues increased by 18.6% from RMB2,119.9 million for the year ended December 31, 2015 to RMB2,513.6 million for the year ended December 31, 2016. The increase was attributable to increases in one-time commissions and recurring service fees.

Operating Costs and Expenses. Operating costs and expenses increased by 18.3% from RMB1,561.2 million for the year ended December 31, 2015 to RMB1,846.3 million for the year ended December 31, 2016. The increase in operating costs and expenses was primary driven by increased expenses related to compensation and benefits, marketing and client engagement events, and increased rental expenses due to office expansion and relocation.

Total Other Income. Total other income decreased by 12.9% from RMB76.1 million for the year ended December 31, 2015 to RMB66.3 million for the year ended December 31, 2016. The decrease in total other income was primarily driven by a decrease in investment income and an increase in interest expenses from our convertible notes.

Income Tax Expense. Income tax expense increased by 21.6% to RMB158.0 million for the year ended December 31, 2016 from RMB129.9 million for the year ended December 31, 2015, primarily due to an increase in taxable income.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders of increased by 20.2% from RMB535.8 million for the year ended December 31, 2015 to RMB643.8 million for the year ended December 31, 2016.

Wealth Management

	Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Third-party revenues:
One-time commissions	390,668	809,460	539,936	82,987
Recurring service fees	334,982	413,085	519,575	79,857
Performance-based income	141,774	11,143	84,105	12,927
Other service fees	69,447	67,437	70,390	10,819

Third-party revenues	936,871	1,301,125	1,214,006	186,590
Related party revenues:
One-time commissions	424,354	318,555	560,048	86,078
Recurring service fees	324,182	347,819	358,321	55,073
Performance-based income	—	707	9,020	1,386
Other service fees	394	722	—	—

Related-party revenues	748,930	667,803	927,389	142,537
Total Revenues	1,685,801	1,968,928	2,141,395	329,127
Less: business taxes and related surcharges	(88,285)	(37,274)	(15,128)	(2,325)

Net Revenues	1,597,516	1,931,654	2,126,267	326,802

Operating costs and expenses:
Compensation and benefits	(855,904)	(1,000,259)	(1,074,920)	(165,213)
Selling expenses	(219,286)	(280,993)	(295,798)	(45,463)
General and administrative expenses	(78,849)	(120,764)	(146,122)	(22,459)
Other operating expenses	(53,375)	(82,059)	(77,490)	(11,910)
Government subsidies	75,960	78,445	49,008	7,532

Total operating costs and expenses	(1,131,454)	(1,405,630)	(1,545,322)	(237,513)

Income from operations:	466,062	526,024	580,945	89,289

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. For the wealth management business, our net revenues from one-time commissions decreased by 1.3% from RMB1,106.7 million for the year ended December 31, 2016 to RMB1,092.2 million (US$167.9 million) for the year ended December 31, 2017, primarily due to a decline in distribution of insurance products. Our net revenues from recurring service fees increased by 16.8% from RMB746.5 million for the year ended December 31, 2016 to RMB871.7 million (US$134.0 million) for the year ended December 31, 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by the Company. Our net revenues from performance-based income increased to RMB92.5 million (US$14.2 million) for the year ended December 31, 2017 from RMB11.6 million for the year ended December 31, 2016, primarily due to an increase in performance-based income from secondary market equity, real estate and private equity products previously distributed by us. Our net revenues from other service fees for the year ended December 31, 2017 were RMB69.9 million (US$10.7 million), representing a 4.5% increase from RMB66.9 million for the year ended December 31,2016.

Operating Costs and Expenses. For the wealth management business, our operating cost and expenses increased by 9.9% from RMB1,405.6 million for the year ended December 31, 2016 to RMB1,545.3 million (US$237.5 million) for the year ended December 31, 2017.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the year ended December 31, 2017 were RMB1,074.9 million (US$165.2 million), a 7.5% increase from 2016. In 2017, relationship manager compensation increased by 9.9% from 2016, while other compensation for the year ended December 31 2017 increased by 4.4% from 2016.

•	Selling expenses increased by 5.3% from RMB281.0 million for the year ended December 31, 2016 to RMB295.8 million (US$45.5 million) for the year ended December 31, 2017, primarily due to an increase in marketing initiatives and office rental expenses.

•	General and administrative expenses increased by 21.0% from RMB120.8 million for the year ended December 31, 2016 to RMB146.1 million (US$22.5 million) for the year ended December 31, 2017, primarily due to increased rental and related expenses and depreciation.

•	Other operating expenses for the year ended December 31, 2017 were RMB77.5 million (US$11.9 million), a decrease of 5.6% from 2016. The decrease was primarily due to lower operating expenses for ancillary services we provide within the wealth management segment.

•	Government subsidies decreased from RMB78.4 million for the year ended December 31, 2016 to RMB49.0 million (US$7.5 million) for the year ended December 31, 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. For the wealth management business, our net revenues from one-time commissions increased by 43.3% from RMB772.3 million for the year ended December 31, 2015 to RMB1,106.7 million for the year ended December 31, 2016, primarily due to a change in product mix. Our net revenues from recurring service fees increased by 19.5% from RMB624.6 million for the year ended December 31, 2015 to RMB746.5 million for the year ended December 31, 2016, mainly due to the cumulative effect of financial products with recurring service fees previously distributed by us. Our net revenues from performance-based income for the year ended December 31, 2016 were RMB11.6 million, a 91.3% decrease compared to RMB134.3 million for the year ended December 31, 2015, primarily due to a decrease in performance-based income from secondary market equity products previously distributed by us. Our net revenues from other service fees for the year ended December 31, 2016 were RMB66.9 million, representing a 1.0% increase from 2015.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 24.2% from RMB1,131.5 million for the year ended December 31, 2015 to RMB1,405.6 million for the year ended December 31, 2016.

•	Compensation and benefits for the year ended December 31, 2016 were RMB1,000.3 million, a 16.9% increase from 2015. In 2016, relationship manager compensation increased by 9.7% from 2015, while other compensation for the year ended December 31, 2016 increased by 27.3% from 2015, primarily due to increases in both the number of back-office employees and share-based compensation.

•	Selling expenses increased by 28.1% from RMB219.3 million for the year ended December 31, 2015 to RMB281.0 million for the year ended December 31, 2016, primarily due to an increase in marketing initiatives and rental fees.

•	General and administrative expenses for the year ended December 31, 2016 were RMB120.8 million, a 53.2% increase from 2015, primarily due to increased expenses related to office relocation and depreciation.

•	Other operating expenses for the year ended December 31, 2016 were RMB82.1 million, an increase of 53.7% from 2015. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies increased from RMB76.0 million for the year ended December 31, 2015 to RMB78.4 million for the year ended December 31, 2016.

Asset Management

	Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Third-party revenues:
One-time commissions	521	1,185	1,088	167
Recurring service fees	66,310	61,915	27,548	4,234
Performance-based income	52,166	8,597	2,389	367
Other service fees	512	—	10,712	1,646

Third-party revenues	119,509	71,697	41,737	6,414
Related party revenues:
One-time commissions	4,333	2,887	1,012	156
Recurring service fees	310,731	427,907	502,409	77,219
Performance-based income	53,825	38,794	45,482	6,990
Other service fees	—	—	—	—

Related-party revenues	368,889	469,588	548,903	84,365
Total Revenues	488,398	541,285	590,640	90,779
Less: business taxes and related surcharges	(23,409)	(9,475)	(2,599)	(399)

Net Revenues	464,989	531,810	588,041	90,380

Operating costs and expenses:
Compensation and benefits	(183,493)	(165,165)	(201,327)	(30,943)
Selling expenses	(17,279)	(16,172)	(9,271)	(1,425)
General and administrative expenses	(53,555)	(77,201)	(70,618)	(10,854)
Other operating expenses	(19,411)	(35,923)	(27,773)	(4,269)
Government subsidies	56,304	83,920	23,848	3,665

Total operating costs and expenses	(217,434)	(210,541)	(285,141)	(43,826)

Income from operations:	247,555	321,269	302,900	46,554

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. For the asset management business, our net revenues from recurring service fees increased by 9.6% from RMB481.2 million for the year ended December 31, 2016 to RMB527.6 million (US$81.1 million) for the year ended December 31, 2017, mainly due to the increase in assets under management. Our net revenues from performance-based income for the year ended December 31, 2017 were RMB47.7 million (US$7.3 million), a 2.4% increase from the year ended December 31, 2016, primarily due to an increase in performance-based income from real estate products. Our net revenues from one-time commissions were RMB2.1 million (US$0.3 million) for the year ended December 31, 2017 as compared to RMB4.0 million for the year ended December 31, 2016.

Operating Costs and Expenses. For the asset management business, our operating cost and expenses increased by 35.4% from RMB210.5 million for the year ended December 31, 2016 to RMB285.1 million (US$43.8 million) for the year ended December 31, 2017.

•	Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits for the year ended December 31, 2017 were RMB201.3 million (US$30.9 million), a 21.9% increase from 2016. The increase was primarily due to increases in both the number of employees and share-based compensation.

•	Selling expenses for the year ended December 31, 2017 were RMB9.3 million (US$1.4 million), a 42.7% decrease from 2016, primarily due to a decrease in general marketing activities.

•	General and administrative expenses for the year ended December 31, 2017 were RMB70.6 million (US$10.9 million) an 8.5% decrease from 2016, primarily due to decreased consulting fees.

•	Government subsidies decreased from RMB83.9 million in 2016 to RMB23.8 million (US$3.7 million) for the year ended December 31, 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. For the asset management business, our net revenues from recurring service fees increased by 34.1% from RMB359.0 million for the year ended December 31, 2015 to RMB481.2 million for the year ended December 31, 2016, mainly due to the increase in assets under management, which was partially offset by the impact of lower management fees due to a change in the composition of asset types. Our net revenues from performance-based income for the year ended December 31, 2016 were RMB46.6 million, a 53.9% decrease from RMB100.9 million for the year ended December 31, 2015, primarily due to a decrease in performance-based income from secondary market equity products. Our net revenues from one-time commissions were RMB4.0 million for the year ended December 31, 2016 as compared to RMB4.6 million for the year ended December 31, 2015.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 3.2% from RMB217.4 million for the year ended December 31, 2015 to RMB210.5 million for the year ended December 31, 2016.

•	Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits for the year ended December 31, 2016 were RMB165.2 million, a 10.0% decrease from 2015. The decrease was primarily due to less performance-based compensation paid to investment professionals as lower performance-based income was recognized in 2016 compared with 2015.

•	Selling expenses for the year ended December 31, 2016 were RMB16.2 million compared to RMB17.3 million for 2015.

•	General and administrative expenses for the year ended December 31, 2016 were RMB77.2 million, a 44.2% increase from 2015 primarily due to increased consulting fees.

•	Government subsidies increased from RMB56.3 million in 2015 to RMB83.9 million for the year ended December 31, 2016.

Other Financial Services

	Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Third-party revenues:
One-time commissions	—	—	—	—
Recurring service fees	—	—	—	—
Performance-based income	—	—	—	—
Other service fees	58,331	50,357	90,657	13,934

Third-party revenues	58,331	50,357	90,657	13,934
Related party revenues:
One-time commissions	—	—	—	—
Recurring service fees	—	—	—	—
Performance-based income	—	—	—	—
Other service fees	166	1,066	23,314	3,583

Related-party revenues	166	1,066	23,314	3,583
Total Revenues	58,497	51,423	113,971	17,517
Less: business taxes and related surcharges	(1,075)	(1,315)	(1,371)	(211)

Net Revenues	57,422	50,108	112,600	17,306

Operating costs and expenses:
Compensation and benefits	(125,095)	(134,981)	(131,125)	(20,154)
Selling expenses	(27,250)	(25,502)	(15,393)	(2,366)
General and administrative expenses	(38,525)	(36,523)	(32,138)	(4,940)
Other operating expenses	(21,838)	(33,106)	(42,055)	(6,464)
Government subsidies	445	—	1,300	200

Total operating costs and expenses	(212,263)	(230,112)	(219,411)	(33,723)

Income from operations:	(154,841)	(180,004)	(106,811)	(16,417)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. For the other financial services business, our net revenues were RMB112.6 million (US$17.3 million) for the year ended December 31, 2017, a 124.7% increase from RMB50.1 million for the year ended December 31, 2016, mainly due to growth of the sales of various services within this segment.

Operating Costs and Expenses. For the other financial services business, our operating costs and expenses for the year ended December 31, 2017 were RMB219.4 million (US$33.7 million), a decrease of 4.7% from 2016. Operating costs and expenses for the year ended December 31, 2017 primarily consisted of compensation and benefits of RMB131.1 million (US$20.2 million), selling expenses of RMB15.4 million (US$2.4 million), general and administrative expenses of RMB32.1 million (US$4.9 million) and other operating expenses of RMB42.1 million (US$6.5 million).

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. For the other financial services business, our net revenues were RMB50.1 million for the year ended December 31, 2016, a 12.7% decrease from RMB57.4 million for the year ended December 31, 2015, mainly due to a modification of the business model for our online wealth management business to focus on standardized products starting from the second half of 2015.

Operating Costs and Expenses. For the other financial services business, our operating costs and expenses for the year ended December 31, 2016 were RMB230.1 million, an increase of 8.4% from RMB 212.3 million for the year ended December 31, 2015. Operating costs and expenses primarily consisted of compensation and benefits of RMB135.0 million, selling expenses of RMB25.5 million, general and administrative expenses of RMB36.5 million and other operating expenses of RMB33.1 million.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage changes in the consumer price index for January 2015, 2016 and 2017 were increases of 0.8%, 1.8% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, rental expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The exchange rate between the U.S. dollar and RMB has decreased from RMB6.9430 per U.S. dollar as of December 31, 2016 to RMB6.5063 per U.S. dollar as of December 29, 2017. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3. Key Information—D. Risk Factors – Risks Related to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

Recently Issued Accounting Pronouncements

In July 2015, the FASB deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017. Early adoption will be permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. A full retrospective or modified retrospective approach is required.

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

We have substantially completed the assessment of all revenue from existing contracts with customers and have implemented this standard on a modified retrospective approach. The timing and amount of revenue recognition under the new standard is not expected to differ materially from the previous revenue standard. We have adopted the new revenue recognition guidance effective January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. We have adopted this guidance effective January 1, 2018.

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

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We expect no material impact of adoption of this guidance on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. We have adopted this guidance effective January 1, 2018, and there is no material impact on our consolidated financial statements.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from our operating activities, the proceeds from the private placement of our Series A preferred shares, the net proceeds from our initial public offering and the net proceeds from the issuance of our convertible notes. Our principal uses of cash for the year ended December 31, 2015, 2016, 2017 were for operating and investing activities. In addition, we used RMB44.6 million, RMB12.6 million and RMB31.3 million (US$4.5 million) to repurchase our ADSs in 2015, 2016 and 2017, respectively. As of December 31, 2017, we had RMB1,906.8 million (US$293.1 million) in cash and cash equivalents, consisting of cash on hand and demand deposits which are unrestricted as to withdrawal and use. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In February 2015, we issued five-year convertible notes with US$80 million in aggregate principal at a rate of 3.5% per annum. The notes are convertible at the holders’ option with an initial conversion price of US$23.03 per ADS. As of the date of this annual report, note holders had converted notes with an aggregate principal amount of US$30.0 million in exchange for 1,302,650 ADSs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2015	2016	2017
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	675,133	686,247	628,383	96,581
Net cash used in investing activities	(759,462)	(883,793)	(833,857)	(128,161)
Net cash provided by (used in) financing activities	462,771	994,635	(791,789)	(121,694)
Effect of exchange rate changes	4,277	52,497	(79,494)	(12,218)
Net increases in cash and cash equivalents	382,719	849,586	(1,076,757)	(165,492)
Cash and cash equivalents at the beginning of the period	1,750,205	2,132,924	2,983,510	458,555
Cash and cash equivalents at the end of the period	2,132,924	2,982,510	1,906,753	293,063

Operating Activities

Net cash provided by operating activities in 2017 was RMB628.4 million (US$96.6 million), primarily as a result of net income of RMB761.9 million (US$117.1 million), adjusted by non-cash charges from operating activities of RMB74.0 million (US$11.4 million), which primarily included share-based compensation expenses of RMB93.7 million (US$14.4 million) and depreciation and amortization of RMB82.0 million (US$12.6 million), partially offset by gain from equity in affiliates of RMB92.1 million (US$14.2 million).

Net cash provided by operating activities in 2016 was RMB686.2 million, primarily as a result of net income of RMB597.9 million, adjusted by non-cash charges from operating activities of RMB122.7 million, which primarily included share-based compensation expenses of RMB79.2 million and depreciation and amortization of RMB61.3 million, partially offset by gain from equity in affiliates of RMB22.3 million. Net cash provided by proceeds of products purchased through our other financial services business in 2016 was RMB125.0 million.

Net cash provided by operating activities in 2015 was RMB675.1 million, primarily as a result of net income of RMB526.3 million, adjusted by non-cash charges from operating activities of RMB81.1 million, which primarily included share-based compensation expenses of RMB67.7 million and depreciation and amortization of RMB34.4 million, partially offset by gain from equity in affiliates of RMB21.4 million.

We typically receive most of our one-time commissions and recurring service fees within several months after they are accrued, and we have not had bad debt. Our accounts receivable amounted to RMB122.3 million, RMB204.1 million, RMB175.5 million (US$27.0 million) as of December 31,2015, 2016, 2017, respectively. Our amounts due from related parties amounted to RMB238.2 million, RMB438.8 million and RMB515.5 million (US$79.2 million) as of December 31, 2015, 2016 and 2017, respectively. The increase in amounts due from related parties was primarily due to increasing revenues from funds managed by Gopher Asset Management.

Investing Activities

Net cash used in investing activities in 2017 was RMB833.9 million (US$128.2 million), primarily attributable to a net RMB653.6 million (US$100.5 million) in originated loans disbursement to third parties, RMB371.9 million (US$57.2 million) for purchase of long-term investment, RMB342.0 million (US$52.6 million) of investment in affiliates, and RMB152.7 million (US$23.5 million) of purchases of property and equipment, which was partially offset by RMB500.0 million (US$76.4 million) cash inflow by loan receivables from factoring business net of purchases and collections, RMB79.6 million (US$12.2 million) net cash inflow for held-to-maturity securities, RMB58.0 million (US$8.9 million) net cash inflow for available-for-sale investment, and RMB49.1million (US$7.5 million) cash inflow for capital return from investment in affiliates.

Net cash used in investing activities in 2016 was RMB883.8 million, primarily attributable to RMB192.4 million of investment in affiliates, RMB511.2 million used for loan receivables from factoring business net of purchases and collections, RMB106.5 million in loans to related parties, RMB91.2 million for purchase of long-term investment, RMB101.4 million of purchases of property and equipment, and RMB119.3 million net cash outflow for held-to-maturity securities while partially offset by RMB229.8 million net cash inflow for available-for-sale investment.

Net cash used in investing activities in 2015 was RMB759.5 million primarily attributable to RMB94.4 million of investment in affiliates, RMB222.4 million for purchase of long-term investment, RMB136.3 million of purchases of property and equipment, a net RMB89.3 million in originated loans disbursement to third parties and RMB323.6 million net cash outflow for available-for-sale investment while partially offset by proceeds from net sale of held-to-maturity securities of RMB21.2 million.

Financing Activities

Net cash used in financing activities was RMB791.8 million (US$121.7 million) in 2017 due to the net outflow related to the transfer of the right to factoring receivables of RMB500 million (US$76.8 million), repurchase of Sequoia’s investment in Gopher Asset Management of RMB343.3 million (US$52.8 million), share repurchase of RMB31.3 million (US$4.5 million) and partly offset by net contributions from non-controlling interests of subsidiaries of RMB33.2 million (US$5.1 million), proceeds of prepayment from an investor of RMB30.0 million (US$4.6 million) and proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB19.7 million (US$3.0 million).

Net cash provided by financing activities was RMB994.6 million in 2016 due to the net proceeds related to the transfer of the right to factoring receivables of RMB500 million, proceeds from financing to our asset management business of RMB336.0 million and non-controlling interests of subsidiaries of RMB166.7 million, proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB4.5 million and partly offset by share repurchase of RMB12.6 million.

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

Capital Expenditures

Our capital expenditures were RMB136.3 million, RMB101.4 million and RMB152.7 million (US$23.5 million) for the years ended December 31, 2015, 2016 and 2017, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

Holding Company Structure

We are a holding company, and we may rely significantly on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Noah Group currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our variable interest entity are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,234.0 million, RMB1,325.4 million and RMB1,566.5 million (US$240.8 million) as of December 31, 2015, 2016 and 2017, respectively. The restricted assets of our variable interest entity amounted to RMB438.9 million, RMB344.4 million and RMB453.9 million (US$69.8 million) as of December 31, 2015, 2016 and 2017, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and variable interest entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC foreign exchange control regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

C.	Research and Development, Intellectual Property

Research and Development

None.

Intellectual Property

See “Item 4. Information on the Company-B. Business Overview-Intellectual Property”.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Lease	259,100	67,163	57,860	44,736	89,341
Convertible notes(1)	523,592	17,079	506,513	—	—

Note:

(1)	The amounts of contractual obligations of convertible notes include both principal and interest.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	46	Co-founder, chairman and chief executive officer
Zhe Yin	44	Co-founder, director and chief executive officer of Gopher Asset Management
Chia-Yue Chang	58	Director
Neil Nanpeng Shen	49	Director
Boquan He	58	Independent director
May Yihong Wu	51	Independent director
Tze-Kaing Yang	62	Independent director
Jinbo Yao	42	Independent director
Zhiwu Chen	56	Independent director
Kenny Lam	43	President
Shang Yan Chuang	36	Chief financial officer
Harry B. Tsai	56	Chief operating officer

Ms. Jingbo Wang is our co-founder and has been our chairman of the board of directors and chief executive officer since our inception. Ms. Wang has been listed by Forbes as a “China Top 100 Businesswomen” and “China Best Listed-Company Female CEOs” in 2017, recognized as “Outstanding Leader of the Year” by Wealth APAC, and awarded “2017 Female Care Corporate Social Responsibility Award” by Global Times. Ms. Wang has over twenty years of experience in the wealth and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as the head of the private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as a deputy head of ABN AMRO Xiangcai Fund Management, a joint venture fund management company, from February 2002 to August 2003, and the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was the financial controller and general manager for the settlement center of Chengpu Group from September 1994 to December 1999. Ms. Wang received her master’s degree in management and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from the Global CEO Program of China Europe International Business School in 2009.

Mr. Zhe Yin is our co-founder and has been our director since our inception. He is also the chief executive officer of Gopher Asset Management. Mr. Yin has over 15 years of experience in the wealth and asset management industries. Mr. Yin is Co-Chairman of China’s Fund of Funds Association, and has been named as one of the “Top 10 Chinese Business Figures 2016” by iFeng, an online financial publication based in the PRC. Prior to co-founding our company, Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to November 2003. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997, and graduated with an Executive MBA degree from China Europe International Business School in 2010.

Ms. Chia-Yue Chang has been our director since August 2007 and the chief executive officer of Noah Upright since 2011. Ms. Chang has over 30 years of experience in the asset management industry. Ms. Chang was the chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Asia Ltd. During the same period, she was the chairman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then the vice chairman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was the president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at various positions at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen is currently Founding and Managing Partner of Sequoia Capital China, a co-founder of Ctrip.com and Home Inns, Trustee of Brookings Institution, Trustee of the Asia Society and Member of Hong Kong Financial Services Development Council. Mr. Shen has been honored with top awards in China and worldwide. His ascent to the top of the Forbes “2018 Midas List” marks a milestone as the first time that a Chinese national has appeared at the top of the list. Mr. Shen was also the highest ranking Chinese investor on the Forbes “Midas List” for the years 2012 to 2018 and named as one of the “100 Greatest Living Business Minds” by Forbes. In addition, he was named as one of the “50 Most Influential Business Leaders in China” and “30 Most Influential Investors in China” by Fortune for the years 2015 to 2017, and “Top 20 Venture Capitalists Worldwide” by The New York Times and CB Insights in 2017. Mr. Shen received his Master’s degree from Yale University and Bachelor’s degree from Shanghai Jiao Tong University.

Mr. Boquan He is our co-founder and was our director since August 2007 and has served as our independent director since October 2011. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the vice chairman of the board of directors of iKang Healthcare Group and the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He graduated from Guangdong Television Public University in China.

Ms. May Yihong Wu has served as our independent director since November 2010. Ms. Wu has served as the chief strategy officer of Home Inns Hotel Group, a leading economy hotel operator in China and listed on the NASDAQ Global Market until April 2016, and now a subsidiary of BTG Home Inns Group, listed on Shanghai Stock Exchange. Ms. Wu is an independent director, and chairwoman of the audit committee of Swire Properties (1972.HK), a leading real estate developer and manager based in Hong Kong. She joined Swire Properties’ board in May 2017. From September 2010 to July 2013, she was an independent director, a member of the audit committee and the corporate governance and nomination committee of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE listed company at that time. From August 2008 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a NYSE listed company at that time. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was the first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and services sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Tze-Kaing Yang has served as our independent director and the chairperson of our audit committee since May 2015. Mr. Yang is currently the Chairman and CEO of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He also serves as the director of ASUSTeK Computer, Pegatron, Taiwan Stock Exchange Corporation, and the independent director of ASRock and DBS Bank (Taiwan). Mr. Yang was previously the Deputy Minister of Finance in Taiwan, managing director and acting chairman of Bank of Taiwan, president of China Development Industrial Bank. He was also the executive secretary of National Development Fund in Taiwan. Mr. Yang holds an MBA degree from the University of Illinois at Urbana-Champaign and Ph.D. in Business Administration from National Chengchi University in Taiwan. Mr. Yang was an adjunct professor at the Guanghwa School of Management in Peking University and now teaches investment banking and venture capital courses in the MBA Program at National Chengchi University in Taiwan.

Mr. Jinbo Yao has been our independent director since November 2014. Mr. Yao is the founder, chairman of the board of directors and chief executive officer of 58.com Inc., a leading Internet company in China listed on the New York Stock Exchange since 2013 (NYSE: WUBA), and the CEO of ganji.com, which is a leading online classifieds platform in China. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding 58.com, in 2000 Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn including vice president of sales until 2005. In 2001, Mr. Yao co-founded the education company Xueda Education Group, which went public on New York Stock Exchange in November 2010 (NYSE: XUE). Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Professor Zhiwu Chen has served as our independent director since January 2014 and is a director of the Asia Global Institute and the Victor and William Fung Professor in Economics at the University of Hong Kong. Professor Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at Peking University (School of Economics) and Tsinghua University (School of Social Sciences). Professor Chen has received research awards including the Graham and Dodd Award (2013), the Pacesetter Research Award (1999), the Merton Miller Prize (1994), and the Chicago Board Options Exchange Competitive Research Award (1994). In Burson-Marsteller’s 2012 “G20 Influencers” report, Professor Chen was listed as one of the top ten political influencers in China. Professor Chen is on the International Advisory Board of the CSRC, and the Global Advisory Council of China Minsheng Investment Group. He also serves on the board of directors of IDG Energy Investment, and the Bank of Communications. He was a co-founder and partner of Zebra Capital Management from 2001 to 2011. Professor Chen received his Ph.D. in financial economics from Yale University in 1990; a masters degree in systems engineering from Changsha Institute of Technology in 1986; and a bachelor’s degree in computer science from Central-South University in 1983.

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

Mr. Shang Yan Chuang has been our chief financial officer since September 2016. Mr. Chuang has over 15 years of experience in financial services. In March 2011, he joined Noah as a Director of Investment Relations and Corporate Development. In 2012, he founded Noah Holdings (Hong Kong) Limited, one of our major businesses, and served as its Executive Director and Chief Executive Officer until January 2016. Prior to joining Noah, Mr. Chuang worked at Bank of America Merrill Lynch in Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang graduated Magna Cum Laude with a Bachelor of Science in Finance from Stern School of Business at New York University.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as a crime resulting in a criminal conviction, willful misconduct or gross negligence to our detriment, a material breach of the employment agreement or of our corporate and business policies and procedures, or providing services for other entities without our consent. We may also terminate an executive officer’s employment by giving one month’s notice or by paying a one-time compensation fee equal to one month’s salary in lieu of such notice under certain circumstances, such as a failure by such officer to perform agreed-upon duties or the impracticability of the performance caused by a material change of circumstances. An executive officer may terminate his or her employment at any time by giving one month’s notice or immediately if we delay in the payment of remuneration, fail to pay social security fees, or fail to provide the necessary working conditions for such officer.

Each executive officer, under his or her employment agreement with us, has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment. If an officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to collect damages from such officer equal to two months’ salary for such officer as well as to seek compensation of our actual losses.

Each officer also agrees to refrain from competing with us, directly or indirectly, for one year after his or her termination of employment.

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB22.0 million (US$3.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

Share Incentive Plans

We currently grant share incentive awards pursuant to our 2017 Share Incentive Plan, or the 2017 Plan. We previously granted awards under our 2008 Share Incentive Plan, or the 2008 Plan, and 2010 Share Incentive Plan, or the 2010 Plan, until those plans were terminated upon the adoption of the 2017 Plan. The purpose of our share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, officers, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 Class A ordinary shares. As of April 12, 2018, there were no options granted to purchase Class A ordinary shares, and a grant of 8,000 restricted shares (representing less than 1% of our total outstanding shares) had been made to our director Zhiwu Chen under the 2017 Plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2017 Plan.

•	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.

•	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. A restricted share unit is a grant valued in terms of our Class A ordinary shares, but shares are not issued at the time of the grant. After the recipient of a unit satisfies the vesting requirement, we will distribute shares or the cash equivalent of the number of shares used to value the unit, depending on the terms of the award. Vesting requirements are determined by our plan administrator.

•	Share Appreciation Right. A share appreciation right is a right granted to receive a payment equal to the excess of the fair market value of a specified number of Class A ordinary shares on the date the award is exercised over the fair market value on the date the award was granted as set forth in the applicable award agreement. Vesting requirements are determined by our plan administrator.

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

Termination. Unless terminated earlier, the 2017 Plan will terminate automatically on December 29, 2027. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of April 12, 2018, options to purchase an aggregate number of 792,289 Class A ordinary shares have been granted and were outstanding and 249,536 restricted shares have been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of April 12, 2018, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Zhiwu Chen	*	39.29	December 13, 2013	December 13, 2023
May Yihong Wu	*	31.10	February 25, 2014	February 25, 2024
Jingbo Wang	*	27.82	April 15, 2014	April 15, 2024
Zhe Yin	*	27.82	April 15, 2014	April 15, 2024
Chia-Yue Chang	*	27.82	April 15, 2014	April 15, 2024
Harry B. Tsai	*	27.82	April 15, 2014	April 15, 2024
May Yihong Wu	*	26.86	May 7, 2014	May 7, 2024
Other Individuals as a Group	398,500	27.82	April 15, 2014	April 15, 2024
Jingbo Wang	*	34.74	May 5, 2015	May 5, 2025
Zhe Yin	*	34.74	May 5, 2015	May 5, 2025
Chia-Yue Chang	*	34.74	May 5, 2015	May 5, 2025
Shang Yan Chuang	*	34.74	May 5, 2015	May 5, 2025
Harry B. Tsai	*	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	345,200	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	41.54	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	58.70	May 5, 2015	May 5, 2025
Jingbo Wang	*	38.72	July 1, 2016	July 1, 2026
Zhe Yin	*	38.72	July 1, 2016	July 1, 2026
Chia-Yue Chang	*	38.72	July 1, 2016	July 1, 2026
Shang Yan Chuang	*	38.72	July 1, 2016	July 1, 2026
Harry B. Tsai	*	38.72	July 1, 2016	July 1, 2026
Other Individuals as a Group	308,100	38.72	July 1, 2016	July 1, 2026
Jingbo Wang	*	45.84	July 1, 2017	July 1, 2027
Zhe Yin	*	45.84	July 1, 2017	July 1, 2027
Chia-Yue Chang	*	45.84	July 1, 2017	July 1, 2027
Shang Yan Chuang	*	45.84	July 1, 2017	July 1, 2027
Harry B. Tsai	*	45.84	July 1, 2017	July 1, 2027
Other Individuals as a Group	*	45.84	July 1, 2017	July 1, 2027

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of April 12, 2018, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares	Date of Issuance
May Yihong Wu	*	Issued upon conversion of options on May 21, 2012 and August 6, 2014
May Yihong Wu	*	November 10, 2012
Jingbo Wang	*	February 4, 2013
Zhe Yin	*	February 4, 2013
Chia-Yue Chang	*	February 4, 2013
Harry B. Tsai	*	February 4, 2013
Other Individuals as a Group	*	Issued upon conversion of options on May 21, 2012
Other Individuals as a Group	*	February 4, 2013
Other Individuals as a Group	*	April 15, 2014
May Yihong Wu	*	November 1, 2014
Jinbo Yao	*	December 19, 2014
Tze-Kaing Yang	*	May 1, 2015
Kenny Lam	*	May 5, 2015
Other Individuals as a Group	*	May 5, 2015
Zhiwu Chen	*	December 14, 2015
Harry B. Tsai	*	July 1, 2016
Kenny Lam	*	July 1, 2016
Other Individuals as a Group	*	July 1, 2016
May Yihong Wu	*	November 1, 2016
Jinbo Yao	*	December 19, 2016
Jingbo Wang	*	July 1, 2017
Zhe Yin	*	July 1, 2017
Chia-Yue Chang	*	July 1, 2017
Harry B. Tsai	*	July 1, 2017
Kenny Lam	*	July 1, 2017
Shang Yan Chuang	*	July 1, 2017
Other Individuals as a Group	*	July 1, 2017
Tze-Kaing Yang	*	August 23, 2017

Notes:

*	Less than 1% of our total outstanding share capital.

The 2008 Plan

Although the 2008 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2008 Plan. As of April 12, 2018, options to purchase an aggregate number of 46,229 Class A ordinary shares have been granted and were outstanding, and no restricted shares were issued and outstanding under the 2008 Plan.

The following table summarizes, as of April 12, 2018, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director may be removed from office at any time by an ordinary resolution of our shareholders. A director’s office will be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice monthly to the company; or (iv) shall be removed from office pursuant to our memorandum and articles of association or the laws of Cayman Islands.

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

We had 2,688, 2,823 and 2,969 employees as of December 31, 2015, 2016 and 2017, respectively; out of which we had 1,098, 1,169 and 1,335 relationship managers as of December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, 1,433 of our employees were located in Shanghai, 1,417 in other cities in China, and 119 in non-PRC cities.

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

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares, as of April 12, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of April 12, 2018, we had 28,753,359 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Jingbo Wang(2)	6,934,398	24.1
Zhe Yin(3)	1,699,606	5.9
Boquan He(4)	1,639,872	5.7
Chia-Yue Chang(5)	2,055,311	7.1
Neil Nanpeng Shen(6)	2,438,405	8.5
May Yihong Wu	*	*
Tze-Kaing Yang	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Kenny Lam	*	*
Shang Yan Chuang	*	*
Harry B. Tsai	*	*
All Directors and Officers as a Group	15,039,248	52.3

Principal Shareholders:
Jing Investors Co., Ltd.(7)	6,934,398	24.1
Affiliates of Sequoia Capital China	2,438,405	8.5
Jia Investment Co., Ltd.(8)	2,055,311	7.1
Quan Investment Co., Ltd.(9)	1,639,872	5.7
Yin Investment Co., Ltd.(10)	1,699,606	5.9

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Except for Messrs. Boquan He, Neil Nanpeng Shen, May Yihong Wu, Tze-Kaing Yang, Jinbo Yao and Zhiwu Chen, the business address of our directors and executive officers is No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, People’s Republic of China.
(2)	Represents 6,934,398 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(3)	Represents 1,699,606 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The business address of Mr. Boquan He is Room 13-15, 32nd Floor, No. 183-187 Daduhui Plaza, North Tianhe Road, Tianhe District, Guangzhou 510620, People’s Republic of China.
(5)	Represents 2,055,311 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(6)	Represents 2,438,405 ordinary shares in the form of restricted ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprise Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing director of Sequoia Capital China, an affiliate of the Sequoia Capital China funds. Mr. Shen disclaims beneficial ownership with respect to the shares held by the affiliates of Sequoia Capital China, except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Room 4603, Plaza 66, Tower 2, 1366 Nanjing West Road, Shanghai 200040, People’s Republic of China.

(7)	Jing Investors Co., Ltd. (“Jing Investors”) is a British Virgin Islands company indirectly wholly owned by Ark Trust (Hong Kong) Limited (“Ark Trust”) in its capacity as trustee of the Jing Family Trust (the “Trust”) constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 6,934,398 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(8)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(9)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of April 12, 2018, 16,361,731 of our Class A ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program; this number includes 140,479 Class A ordinary shares of treasury stock. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Transactions with Shareholders and Affiliates

In October 2016, Sequoia Mingde acquired 8% of the equity interest of New Gopher, a newly established subsidiary of the company, at a purchase price of RMB336 million, with a precondition that all unrestricted asset management business should be transferred from Gopher Asset Management to New Gopher (the “business restructuring”). In addition, Sequoia provided a RMB12 million no-interest bearing loan to Gopher Asset Management and had the right to convert the loan to no less than 8% of equity interests of Gopher Asset Management before finalization of the business restructuring. The total investment, including the loan, was redeemable by Sequoia Mingde at a price equal to the initial investment plus a compound annual interest rate of 8% if the business restructuring fails. As a result of recent Chinese regulatory changes, the completion of the business restructuring contemplated in connection with this investment by Sequoia in Gopher Asset Management and new Gopher requires substantially longer time than originally expected. After discussions, the Company and Sequoia mutually agreed in the third quarter of 2017 to cancel this investment and have the Company repurchase all of Sequoia’s equity stake in Gopher for an aggregate amount of RMB356 million (approximately US$53.9 million). After such repurchase is completed, Sequoia will not have any direct equity interests in the Company’s asset management business.

Since May 2010, we started our fund of funds business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. We manage contractual funds as fund manager and earn management fee and/or carried interest from the second half of 2014. During the year ended December 31, 2017, significant related party transactions related to these funds were as follows:

During the years ended December 31, 2015, 2016 and 2017, related party transactions were as follows:

	Years Ended December 31
	2015 RMB	2016 RMB	2017 RMB	2017 US$
One-time commissions:
Investee funds of Gopher Assets	428,475	320,546	558,543	85,846
Wanjia Win-Win	127	—	—	—
One-time commissions earned from funds subscribed by shareholders	85	896	2,517	387
Total one-time commissions	428,687	321,442	561,060	86,233
Recurring service fees:
Investee funds of Gopher Assets	401,567	546,662	610,077	93,767
Wanjia Win-Win	44,792	7,441	1,079	166
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	47,850	42,404	49,425	7,596
Investee funds of Gopher Capital GP Ltd.	116,226	164,489	200,149	30,763
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	7,825	5,449	—	—
Wuhu Bona	8,842	7,728	—	—
Recurring services fee earned from funds subscribed by shareholders	7,811	1,553	—	—
Total recurring service fees	634,913	775,726	860,730	132,292
Performance-based income:
Investee funds of Gopher Assets	53,825	32,206	44,580	6,852
Investee funds of Gopher Capital GP Ltd.	—	380	9,922	1,525
Wanjia Win-Win	—	6,915
Total performance-based income	53,825	39,501	54,502	8,377
Other service fees:
Other services subscribed by shareholders	555	1,706	23,313	3,583
Investee funds of Gopher Capital GP Ltd.,	5	82	1	0
Total other service fees	560	1,788	23,314	3,583
Total	1,117,985	1,138,457	1,499,606	230,485

As of December 31, 2016 and 2017, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Wanjia Win-Win	9,702	5,526	849
Investee funds of Gopher Assets	304,603	448,794	68,980
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	10,193	627	96
Wuhu Bona	4,996	1,777	273
Investee funds of Gopher Capital GP Ltd.	5,346	39,903	6,133
Shanghai Noah Rongyao Insurance Broker Co., Ltd	—	8,304	1,276
Total	334,840	504,931	77,607

As of December 31, 2016 and 2017, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Investee funds of Gopher Assets	104,000	10,523	1,617
Total	104,000	10,523	1,617

As of December 31, 2016 and 2017, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	US$
Investee funds of Gopher Assets	29,275	31,523	4,845
Wanjia Win-Win	543	—	—
Total	29,818	31,523	4,845

In December 2016, Shanghai Qinjie Investment (Limited Partnership), a investee fund managed by Gopher Asset, acquired 9.88% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd, one of our subsidiaries, at purchase price of RMB150 million.

In the second quarter of 2017, we transferred 100% shares of one subsidiary, Shanghai Noah Rongyao Insurance Broker Co., Ltd. to an entity owned by our shareholders, and two senior executives of our subsidiaries, at the price of RMB52,622. In the fourth quarter of 2017, we obtained significant influence over Shanghai Noah Rongyao Insurance Broker by acquiring 40% beneficial right through an agreement at a price of RMB 21,049.

During the years ended December 31, 2016 and 2017, donation made to Shanghai Noah Charity Fund were RMB6.0 million and RMB2.7 million, respectively.

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

In 2017, the trading price of our ADSs on the New York Stock Exchange ranged from US$21.89 to US$48.09 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Trading Price (US$)
	High	Low
2013	25.51	5.64
2014	25.60	12.35
2015	37.96	16.90
2016	28.85	20.38
First quarter	28.43	20.38
Second quarter	26.97	22.26
Third quarter	28.85	23.98
Fourth quarter	27.21	22.24
2017	48.09	21.93
First quarter	28.79	21.93
Second quarter	28.67	25.06
Third quarter	32.84	26.91
Fourth quarter	48.09	32.86
Monthly highs and lows
October 2017	40.51	32.86
November 2017	48.09	38.78
December 2017	46.28	39.85
January 2018	55.03	45.05
February 2018	49.13	41.76
March 2018	50.63	42.59
April 2018 (through April 19, 2018)	51.05	46.84

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The following are summaries of material provisions of our memorandum and articles of association, as well as the Companies Law (2016 Revision) of the Cayman Islands (the “Companies Law”), insofar as they relate to the material terms of our ordinary shares.

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the EIT Law and the Implementation Rules, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah Insurance, according to Tax Arrangement between mainland China and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2017.

However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and the Implementation Rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from PRC enterprise income tax. However, as there is still uncertainty as to how the EIT Law and the Implementation Rules will be interpreted and implemented, we cannot assure investors in our ADSs or ordinary shares that we are eligible for such PRC enterprise income tax exemptions or reductions for any subsequent taxable year.

Provided that our Cayman Islands holding company, Noah Holdings Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, because there is uncertainty as to the application of and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be taxed under and SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.”

U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

This summary is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative pronouncements of the IRS and judicial decisions, all as in effect on the date hereof, and all of which may be replaced, revoked, or modified, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions; insurance companies; brokers or dealers in stocks, securities, commodities or currencies; traders in securities that elect mark-to-market treatment; entities or arrangements classified as partnerships for U.S. federal income tax purposes and their partners; pension plans; regulated investment companies; real estate investment trusts; cooperatives; tax-exempt entities (including private foundations)); holders who are not U.S. Holders; persons who own (directly, indirectly, or constructively) 10% or more of our equity (by vote or value); investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; U.S. expatriates; persons liable for alternative minimum tax; or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potential PRC taxes are discussed below, does not discuss any non-U.S. tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

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

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of acquiring, owning or disposing of our ADSs or ordinary shares.

ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the depositary or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. For purposes of the discussion below, we assume that intermediaries in the chain of ownership between the holder of an ADS and us are acting consistently with the claim of U.S. foreign tax credits by U.S. Holders.

Tax Consequences If We Are a Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated, GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then we may be treated as a PFIC.

Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2017, we believe that we were not a PFIC for that year. However, the IRS does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure U.S. Holders that we will not be a PFIC for our current taxable year ending December 31, 2018 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. For example, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2018 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, absent certain elections (including a mark-to-market election and a QEF election as described below), the U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder held the ADSs or ordinary shares as capital assets. Non-corporate U.S. Holders will not be eligible for the reduced tax rate on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ADSs or ordinary shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above and loss would not be recognized.

Mark-to-Market Election

In certain circumstances, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election as of the beginning of such U.S. Holder’s holding period with respect to our ADSs, but not our ordinary shares, provided that the ADSs are, as they are currently, listed on the New York Stock Exchange and that the ADSs are regularly traded. In general, stock is regularly traded if it is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a “qualified exchange” or other market, as defined in applicable U.S. Treasury regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC. We believe that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include in gross income as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If we are classified as a PFIC for any taxable year in which a U.S. Holder owns ADSs but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Prospective investors should consult their own tax advisors regarding the availability of, the procedure for, and the effect of making, a mark-to-market election, and whether making the election would be advisable, including in light of their particular circumstances.

“QEF” Election

The PFIC rules permit a holder of PFIC stock in certain circumstances to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, intend to provide information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. .

Deemed Sale Election

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

Reporting Requirements

For any taxable year that we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form.

Each U.S. Holder is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares, including our possible status as a PFIC and the possibility of making certain elections and related reporting requirements.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be classified as a PFIC, nor treated as such with respect to U.S. Holders, for U.S. federal income tax purposes.

Tax Consequences If We Are Not a PFIC

Dividends

Subject to the PFIC rules discussed above, the gross amount of any cash distributions (including the amount of any PRC or other tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. However, because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should assume that any distribution paid will generally constitute a “dividend” for U.S. federal income tax purposes.

A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for our taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation, provided that (i) if our ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Our ADSs are currently listed on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States and that, assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the year in which the dividend is paid or the preceding taxable year, we are therefore a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the EIT Law, we may be eligible for the benefits under the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and that, again assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the year in which the dividend is paid or the preceding taxable year, we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For U.S. federal income tax purposes, the amount of any dividend paid in Renminbi, including the amount of any PRC or other tax withheld) will be included in a U.S. Holder’s gross income in an amount equal to the United States dollar value of the Renminbi received calculated by reference to the exchange rate in effect on the date the dividend is received by such U.S. Holder, in the case of our common shares, or by the depositary, in the case of our ADSs, regardless of whether the Renminbi are converted into United States dollars. If the Renminbi are converted into U.S. dollars on the date of actual or constructive receipt, a U.S. Holder’s tax basis in those Renminbi should be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss. If the Renminbi received as a dividend are not converted into United States dollars on the date of actual or constructive receipt, a U.S. Holder will have a basis in the Renminbi equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Renminbi generally will be treated as U.S. source ordinary income or loss and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ordinary shares. See “—People’s Republic of China Taxation” above and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition (determined in the case of a sale or exchange in a currency other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate on the settlement date) and the U.S. Holder’s adjusted tax basis (in U.S. dollars) in such ADSs or ordinary shares. A U.S. Holder’s initial tax basis will be the U.S. Holder’s U.S. dollar purchase price for such ADS or ordinary share. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. If such gain is not treated as PRC-source gain, however, a U.S. Holder will not be able to obtain a U.S. foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Medicare Tax

A 3.8% Medicare tax is generally imposed on the “net investment income” (as defined in Section 1411 of the Code) of individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. U.S. Holders are urged to consult their tax advisors regarding the applicability of this net investment income tax in respect of their investment in the ADSs or ordinary shares in light of their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding (including, among others, certain corporations). U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Our Internet website is ir.noahwm.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2017, we had an RMB or Hong Kong dollar or New Taiwan dollar denominated cash balance of US$188.1 million and a U.S. dollar denominated cash balance of US$105.0 million. Assuming we had converted the U.S. dollar denominated cash balance of US$105.0 million as of December 31, 2017 into RMB at the exchange rate of US$1.00 for RMB6.5063 as of December 29, 2017, this cash balance would have been RMB683.2 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

As of December 31, 2017, the principal amounts of our convertible notes were approximately US$75.0 million (RMB480.0 million), which carry a degree of foreign exchange risk as they are denominated in U.S. dollars.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by expenses incurred by convertible notes outstanding and interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2017, we had RMB355.5 million invested in fixed income products with a weighted average duration of approximately two years.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB1.1 million (US$0.2 million) in 2017.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2017 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

The effectiveness of internal control over financial reporting as of December 31, 2017 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2017.

Attestation Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries and consolidated variable interest entities (the “Group”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2017 of the Group and our report dated April 30, 2018 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2018

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

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

	For the Year Ended December 31,
	2016	2017
	(RMB’000)
Audit fees(1)	6,389	5,726
Audit-related fees(2)	500	840
Tax fees(3)	—	869

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax fees” represents aggregate fees for professional services performed in connection with tax planning and tax compliance.

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

On July 8, 2015, our board of directors approved a share repurchase program, which authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs over the course of one year. On July 8, 2016, our board of directors approved an extension of such share repurchase program for an additional year (“2016 Share Repurchase Program”). The share repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, or in block trades and subject to restrictions relating to volume, price and timing. On December 20, 2016, our board of directors approved a written trading plan for the purpose of repurchasing up to $20 million of our issued and outstanding ADSs in accordance with Rule 10b5-1 pursuant to, and as part of, the share repurchase program approved by our board of directors on July 8, 2016. The term of the December 20, 2016 Rule 10b5-1 plan was subsequently extended to May 19, 2017. During the year of 2017, we had repurchased 198,693 ADSs for the total price of US$4.5 million under the 2016 Share Repurchase Program.

On May 12, 2017, our board of directors approved an extension of the previous share repurchase program for one year from July 8, 2017 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs (“2017 Share Repurchase Program”). The share repurchases may be made on the open market at prevailing market prices pursuant to Rule 10b5-1 and/or Rule 10b-18, or in block trades and subject to restrictions relating to volume, price and timing. As of December 31, 2017, we had repurchased no ADSs under the 2017 Share Repurchase Program.

The table below summarizes the repurchases we made in 2017 under the 2016 Share Repurchase Program:

Month	Total Number of Ordinary Shares Purchased	Total Price Paid (1) (US$)	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program (1)	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (2) (US$, in millions)
January 2017	78,529	3,538,409	45.06	78,529	50
February 2017	20,055	961,823	47.96	20,055	50
May 2017	763	37,981	49.81	763	50

Note:

(1)	All ordinary shares purchased during the year ended December 31, 2017 were under the 2016 Share Repurchase Plan.
(2)	The dollar value that may yet be purchased are under the 2017 Share Repurchase Plan.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (File No. 001-34936), as amended, initially filed with the Commission on January 29, 2016)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

2.5	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit (a)(1) from our S-8 registration statement (File No. 333- 170167), as amended, filed with the Commission on March 15, 2016)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

4.3	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-222342) filed with the Commission on December 29, 2017)

4.4	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6	English translation of the Exclusive Option Agreement between Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7	English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

4.8	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of the Share Pledge Agreement between Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.10	English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Investment (Group) Co., Ltd.( formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014).

4.11	Convertible Note Purchase Agreement by and among the Registrant and Keywise Greater China Master Fund, dated January 27, 2015 (with schedule of material differences among different convertible note purchase agreements attached) (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on April 24, 2015)

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairwoman and Chief Executive Officer

Date: April 30, 2018

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2016 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries and consolidated variable interest entities (the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2018 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2018

We have served as the Group’s auditor since 2010.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries and consolidated variable interest entities (the “Group”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2017 of the Group and our report dated April 30, 2018 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2018

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Shares Data)

	As of December 31
	2016	2017	2017
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,982,510	1,906,753	293,063
Restricted cash	1,000	—	—
Short-term investments (including short-term investments measured at fair value of RMB154,594 and RMB95,345 as of December 31, 2016 and 2017, respectively)	299,174	160,345	24,645
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2016 and December 31, 2017	204,132	175,518	26,977
Amounts due from related parties	438,840	515,454	79,224
Loan receivables net of allowance for loan losses of RMB1,151 and RMB 3,244 as of December 31, 2016 and December 31, 2017, respectively	113,920	765,398	117,640
Loan receivables from factoring business	604,176	256,944	39,492
Other current assets	88,776	255,680	39,297
Total current assets	4,732,528	4,036,092	620,338
Long-term investments (including long-term investments measured at fair value of Nil and RMB 482,006, as of December 31, 2016 and 2017, respectively)	346,920	988,266	151,894
Investment in affiliates	539,177	968,622	148,875
Property and equipment, net	243,490	303,349	46,624
Other non-current assets	38,647	125,871	19,349
Deferred tax assets	55,727	72,654	11,167
Total Assets	5,956,489	6,494,854	998,247
Liabilities, Mezzanine Equity and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB72,212 and RMB83,553 as of December 31, 2016 and December 31, 2017, respectively)	555,228	622,494	95,676
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Noah Holdings Ltd. of nil as of December 31, 2016 and December 31, 2017)	23,162	18,360	2,822
Deferred revenues (including deferred revenue of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB29,834 and RMB33,301 as of December 31, 2016 and December 31, 2017, respectively)	93,252	201,254	30,932
Loan payables from factoring business	569,375	3,857	593
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of RMB31,079 and RMB40,942 as of December 31, 2016 and December 31, 2017, respectively)	334,694	489,389	75,218
Convertible notes	—	487,973	75,000
Total current liabilities	1,575,711	1,823,327	280,241
Deferred tax liabilities	4,456	50,121	7,703
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Noah Holdings Ltd. of nil as of December 31, 2016 and December 31, 2017)	98,946	113,660	17,469
Convertible notes	555,440	—	—
Total Liabilities	2,234,553	1,987,108	305,413
Mezzanine Equity
Redeemable Non-controlling Interest of a Subsidiary	330,664
Total Mezzanine Equity	330,664	—	—
Shareholders’ equity:		—	—
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 21,003,533 shares issued and 19,716,328 shares outstanding as of December 31, 2016 and 20,235,183 shares issued and 20,094,704 shares outstanding as of December 31, 2017	70	67	10
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,515,000 shares issued and outstanding as of December 31, 2016 and 8, 465,000 share issued and outstanding as of December 31, 2017	29	29	5
Treasury stock (1,287,205 ordinary shares as of December 31, 2016 and 140,479 ordinary shares as of December 31, 2017)	(130,439)	(40,267)	(6,190)
Additional paid-in capital	1,226,216	1,372,838	211,001
Retained earnings	2,241,694	2,883,169	443,135
Accumulated other comprehensive (loss)/income	(5,433)	213,424	32,809
Total Noah Holdings Limited shareholders’ equity	3,332,137	4,429,260	680,770
Non-controlling interests	59,135	78,486	12,064
Total Shareholders’ Equity	3,391,272	4,507,746	692,834
Total Liabilities, Mezzanine Equity and Equity	5,956,489	6,494,854	998,247

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Shares Data)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues
One-time commissions	391,189	810,645	541,024	83,154
Recurring service fees	401,292	475,000	547,123	84,091
Performance-based income	193,940	19,740	86,494	13,294
Other service fees	128,290	117,794	171,759	26,399
Total third-party revenues	1,114,711	1,423,179	1,346,400	206,938
Related party revenues
One-time commissions	428,687	321,442	561,060	86,233
Recurring service fees	634,913	775,726	860,730	132,292
Performance-based income	53,825	39,501	54,502	8,377
Other service fees	560	1,788	23,314	3,583
Total related party revenues	1,117,985	1,138,457	1,499,606	230,485
Total revenues	2,232,696	2,561,636	2,846,006	437,423
Less: business taxes and related surcharges	(112,769)	(48,064)	(19,098)	(2,935)
Net revenues	2,119,927	2,513,572	2,826,908	434,488
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(524,629)	(563,620)	(616,064)	(94,687)
Performance fee compensation	(24,786)	(8,146)	(11,291)	(1,735)
Other compensations	(615,077)	(728,639)	(780,017)	(119,886)
Total compensation and benefits	(1,164,492)	(1,300,405)	(1,407,372)	(216,308)
Selling expenses	(263,815)	(322,667)	(320,462)	(49,254)
General and administrative expenses	(170,929)	(234,488)	(248,878)	(38,252)
Other operating expenses	(94,624)	(151,088)	(147,318)	(22,642)
Government subsidies	132,709	162,365	74,156	11,398
Total operating cost and expenses	(1,561,151)	(1,846,283)	(2,049,874)	(315,058)
Income from operations	558,776	667,289	777,034	119,430
Other income (expenses):
Interest income	39,699	39,539	45,020	6,919
Interest expenses	(16,050)	(19,289)	(24,128)	(3,708)
Investment income	51,955	48,537	67,343	10,350
Other income (expense)	456	(2,531)	3,542	544
Total other income	76,060	66,256	91,777	14,105
Income before taxes and income from equity in affiliates	634,836	733,545	868,811	133,535
Income tax expense	(129,887)	(157,997)	(199,085)	(30,599)
Income from equity in affiliates	21,353	22,343	92,136	14,161
Net income	526,302	597,891	761,862	117,097
Less: net (loss) attributable to non-controlling interests	(9,523)	(40,602)	(13,745)	(2,113)
Less: net (loss) income attributable to redeemable non-controlling interest of a subsidiary	—	(5,336)	6,483	996
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary			6,201	953
Net income attributable to Noah Holdings Limited shareholders	535,825	643,829	762,923	117,261
Net income per share:
Basic	19.08	22.87	26.98	4.15
Diluted	18.31	22.08	25.90	3.98
Weighted average number of shares used in computation:
Basic	28,085,521	28,150,139	28,275,637	28,275,637
Diluted	30,145,976	30,036,763	30,233,823	30,233,823

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Years Ended December 31,
	2015 RMB	2016 RMB	2017 RMB	2017 US$
Net income	526,302	597,891	761,862	117,097
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	4,885	19,242	(33,876)	(5,208)
Fair value fluctuation of available-for-sale investment, net of tax of nil (Note 4)	718	(4,710)	250,425	38,490
Fair value fluctuation of available-for-sale investment held by affiliates, net of tax of nil	—	1,709	2,281	351
Other comprehensive income	5,603	16,241	218,830	33,633
Comprehensive income	531,905	614,132	980,692	150,730
Less: comprehensive (loss) income attributable to non-controlling interest	(9,520)	(40,684)	(13,776)	(2,117)
Less: (Loss) income attributable to redeemable non-controlling interest of a subsidiary	—	(5,336)	6,483	996
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	—	—	6,201	953
Comprehensive income attributable to Noah Holdings Limited shareholders	541,425	660,152	981,784	150,898

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for share data)

	Class A ordinary shares		Class B ordinary shares		Treasury Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive (loss)/income	Total Noah Holdings Limited Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31,2014	20,608,118	69	8,515,000	29	(1,067,816)	(73,251)	889,417	1,062,040	(27,357)	1,850,947	88,925	1,939,872
Net Income	—	—	—	—	—	—	—	535,825	—	535,825	(9,523)	526,302
Share-based compensation	—	—	—	—	—	—	67,672	—	—	67,672	—	67,672
Vesting of restricted shares	144,606	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	49,887	—	—	—	—	—	4,352	—	—	4,352	—	4,352
Repurchase of ordinary shares (Note 13)	—	—	—	—	(178,257)	(44,586)	—	—	—	(44,586)	—	(44,586)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	4,882	4,882	3	4,885
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	44,166	44,166	—	44,166
Other comprehensive income—realized gains on the available-for-sale investments	—	—	—	—	—	—	—	—	(43,448)	(43,448)	—	(43,448)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	5,882	5,882
Non-controlling Interest capital return	—	—	—	—	—	—	—	—	—	—	(4,000)	(4,000)
Changes in equity ownership on partial disposal of subsidiaries	—	—	—	—	—	—	29,076	—	—	29,076	3,824	32,900
Balance at December 31,2015	20,802,611	69	8,515,000	29	(1,246,073)	(117,837)	990,517	1,597,865	(21,757)	2,448,886	85,111	2,533,997
Net Income			—	—				643,829		643,829	(40,601)	603,228
Share-based compensation	—	—	—	—	—	—	79,171	—	—	79,171	—	79,171
Vesting of restricted shares	138,492	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	62,430	1	—	—			4,538	—	—	4,539	—	4,539
Repurchase of ordinary shares (Note 13)	—	—	—	—	(41,132)	(12,602)	—	—	—	(12,602)	—	(12,602)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	19,325	19,325	(83)	19,242
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(3,001)	(3,001)	—	(3,001)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	5,698	5,698
Changes in equity ownership on partial disposal of subsidiaries	—	—	—	—	—	—	151,990	—	—	151,990	9,010	161,000
Balance at December 31,2016	21,003,533	70	8,515,000	29	(1,287,205)	(130,439)	1,226,216	2,241,694	(5,433)	3,332,137	59,135	3,391,272
Net Income	—	—	—	—	—	—	—	769,124	—	769,124	(13,745)	755,379
Termination of redeemable non-controlling interest of a subsidiary (Note 12)	—	—	—	—	—	—	—	(6,201)	—	(6,201)	—	(6,201)
Share-based compensation	—	—	—	—	—	—	93,635	—	—	93,635	—	93,635
Vesting of restricted shares	115,995	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	203,174	1	—	—			19,691	—	—	19,692	—	19,692
Repurchase of ordinary shares (Note 13)	—	—	—	—	(99,347)	(31,280)	—	—	—	(31,280)	—	(31,280)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(33,849)	(33,849)	(27)	(33,876)
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	252,706	252,706	—	252,706
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	35,123	35,123
Non-controlling Interest capital divestment	—	—	—	—	—	—	30	—	—	30	(2,000)	(1,970)
Conversion of convertible notes	108,554	—	—	—	—	—	33,266	—	—	33,266	—	33,266
Transfer of Class B shares to Class A shares	50,000	—	(50,000)	—
Retirement of treasury stock	(1,246,073)	(4)	—	—	1,246,073	121,452	—	(121,448)	—	—	—	—
Balance at December 31,2017	20,235,183	67	8,465,000	29	(140,479)	(40,267)	1,372,838	2,883,169	213,424	4,429,260	78,486	4,507,746

The accompanying notes are an integral part of these consolidated financial statements.

[1]	The amount less than RMB 1 is rounded to zero.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	526,302	597,891	761,862	117,097
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	210	4,746	135	21
Depreciation and amortization	34,418	61,320	81,964	12,598
Share-based compensation	67,672	79,171	93,635	14,391
Income from equity in affiliates	(21,353)	(22,343)	(92,136)	(14,161)
Provision for loan losses	168	(184)	2,093	322
Amortization of unearned income for financial lease	—	—	(11,723)	(1,802)
Changes in investment fair value in the consolidated funds	—	—	3,608	555
Changes in operating assets and liabilities:
Accounts receivable	(54,277)	(81,785)	21,464	3,327
Amounts due from related parties	(86,363)	(94,108)	(173,775)	(26,709)
Other current assets	(16,631)	(13,637)	(96,470)	(14,827)
Other non-current assets	(3,411)	(12,263)	3,055	470
Accrued payroll and welfare expenses	174,226	82,700	53,140	8,167
Income taxes payable	6,204	(38,489)	(3,487)	(536)
Deferred revenues	(29,284)	24,827	108,002	16,600
Other current liabilities	167,616	(25,235)	124,293	19,074
Other non-current liabilities	46,826	(1,091)	31,882	4,900
Amounts due to related parties	—	12,272	(11,997)	(1,844)
Uncertain tax position liabilities	(11,060)	(67)	—	—
Deferred tax assets and liabilities	(7,770)	(12,566)	(16,928)	(2,602)
Acquisitions and sales of financial products	(118,360)	124,970	(250,068)	(38,435)
Other operating cash flows		118	(166)	(25)
Net cash provided by operating activities	675,133	686,247	628,383	96,581
Cash flows from investing activities:
Purchases of property and equipment	(136,290)	(101,369)	(152,712)	(23,471)
Purchase of held-to-maturity investments	(25,240)	(574,180)	(101,000)	(15,523)
Proceeds from redemption of held-to-maturity investments	46,400	454,840	180,580	27,755
Purchases of trading securities investments	(95,000)	—	—	—
Proceeds on trading securities investments	95,000	—	—	—
Purchases of available-for-sale investments	(3,670,108)	(678,817)	(663,537)	(101,984)
Proceeds from sale or redemption of available-for-sale investments	3,346,540	908,628	721,487	110,891
Purchase of long-term investments	(222,369)	(91,178)	(371,917)	(57,163)
Proceeds from sale of long-term investments	32,440	—	63,836	9,811
Purchase of investment held by consolidated fund	—	—	(52,638)	(8,090)
Loans to related parties	(4,000)	(106,495)	(101,639)	(15,622)
Principal collection of loans to related parties	45,000	—	95,116	14,619
Loans disbursement to third parties	(960,113)	(1,698,250)	(5,532,111)	(850,270)
Principal collection of loans originated to third parties	870,849	1,706,624	4,878,539	749,818
Increase in investment in affiliates	(94,423)	(192,387)	(341,951)	(52,557)
Capital return from investment in affiliates	11,852	—	49,099	7,546
Proceeds from disposal of a subsidiary, net of cash deconsolidated	—	—	(5,009)	(770)
Purchase of loan receivables from factoring business	—	(4,633,209)	(200,000)	(30,739)
Collection of loan receivables from factoring business	—	4,122,000	700,000	107,588
Net cash used in investing activities	(759,462)	(883,793)	(833,857)	(128,161)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	4,351	4,539	19,692	3,027
Contribution from non-controlling shareholders of subsidiaries	38,782	166,698	35,123	5,398
Increase in Mezzanine Equity – Redeemable non-controlling Interest of a Subsidiary	—	336,000	—	—
Decrease in Mezzanine Equity – Redeemable non-controlling Interest of a Subsidiary	—	—	(343,346)	(52,771)
Return of non-controlling interests of subsidiaries	(4,000)	—	(1,970)	(303)
Prepayment from an investor to acquire interest in one subsidiary			30,000	4,613
Payments related to transfer of rights to the loan receivables from factoring business	—	4,304,210	200,000	30,739
Proceeds related to transfer of rights to the loan receivables from factoring business	—	(3,804,210)	(700,000)	(107,588)
Payment for repurchase of ordinary shares	(44,586)	(12,602)	(31,288)	(4,809)
Repayment of short-term bank loan	(50,000)	—	—	—
Proceeds from convertible notes	518,224	—	—	—
Net cash provided by (used in) financing activities	462,771	994,635	(791,789)	(121,694)
Effect of exchange rate changes	4,277	52,497	(79,494)	(12,218)
Net increases (decrease) in cash, cash equivalents and restricted cash	382,719	849,586	(1,076,757)	(165,492)
Cash, cash equivalents and restricted cash—beginning of the period	1,751,205	2,133,924	2,983,510	458,555
Cash, cash equivalents and restricted cash—end of the period	2,133,924	2,983,510	1,906,753	293,063
Supplemental disclosure of cash flow information:
Cash paid for income taxes	130,495	205,052	205,039	31,544
Cash paid for interest expenses	9,069	18,380	23,737	3,648
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	13,391	11,209	3,577	550
Conversion of convertible notes	—	—	33,266	5,113
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	2,132,924	2,982,510	1,906,753	293,063
Restricted cash	1,000	1,000	—	—
Total cash, cash equivalents and restricted cash	2,133,924	2,983,510	1,906,753	293,063

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2016 and 2017

(In Thousands Renminbi, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading wealth and asset management service provider with a focus on global wealth investment and asset allocation services for the high net worth population in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated variable interest entity, founded in the PRC in August 2005.

The Company’s significant subsidiaries as of December 31, 2017 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd)	August 24, 2007	PRC	100%
Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.	September 29, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2012	PRC	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Noah Rongyitong (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Shanghai Noah Yijie Finance Technology Co., Ltd	March 17, 2014	PRC	54.93%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	95%
Noah (Shanghai) Financial Leasing Co., Ltd	December 20, 2014	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Gopher International Investment Management (Shanghai) Limited	November 14, 2016	PRC	100%

Noah Investment’s significant subsidiaries as of December 31, 2017 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%

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

In the second quarter of 2017, the Company disposed 100% share of its subsidiary, Shanghai Noah Rongyao Insurance Broker Co., Ltd and subsequently acquired 40% beneficial right in the disposed entity in the fourth quarter (Note 6).

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

The Company had been engaged in the fund distribution business and distribution of asset management plans sponsored by mutual fund management companies as part of its business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd). (“Noah Rongyao”), its PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders because it was difficult for foreign investor entities and subsidiaries of foreign investor entities to apply for a fund distribution license. Noah Upright, a subsidiary of Noah Investment before March 2016, holds the licenses and permits necessary to conduct fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China. However, as the license and permit approval authorities relaxed their requirements for foreign investor entities to apply for fund distribution license, Noah Upright was restructured to be a subsidiary of Shanghai Noah Financial Services Corp., or Noah Financial Services, through equity transfer in March 2016.

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

In 2017, the Group invested in an investment fund which it served as general partner and subscribed 29% of equity interest with the intention of transferring the equity interest to other parties in the future. As the Group is deemed to have a controlling financial interest in the investment fund as of December 31, 2017, the Group consolidated the investment fund as a primary beneficiary.

The following amounts of Noah Investment and its subsidiaries and the consolidated fund were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31 (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Cash and cash equivalents (including cash and cash equivalents of the consolidated fund of RMB 11,641 as of December 31, 2017)	312,278	394,672	60,660
Restricted cash	1,000	—	—
Accounts receivable, net of allowance for doubtful accounts	14,828	2,795	430
Amounts due from related parties	209,034	155,570	23,911
Deferred tax assets	11,158	6,136	943
Other current assets	33,453	88,740	13,639
Long-term investments (including long-term investment of the consolidated fund of RMB 49,029 as of December 31, 2017)	81,168	192,920	29,651
Investment in affiliates	488,263	920,848	141,532
Property and equipment, net	28,804	25,458	3,913
Other non-current assets	13,776	12,641	1,943
Total assets	1,193,762	1,799,780	276,622
Accrued payroll and welfare expenses	72,212	83,553	12,842
Income tax payable	(5,037)	(2,507)	(385)
Amount due to related parties	12,000	—	—
Amounts due to the Group’s subsidiaries (including amount due to Group’s subsidiaries of the consolidated fund of RMB 19,519 as of December 31, 2017)	125,714	498,557	76,627
Deferred revenue	29,834	33,301	5,118
Other current liabilities	31,079	40,942	6,293
Total liabilities	265,802	653,846	100,495

	Years Ended December 31 (Amount in Thousands)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Revenue:
Third-party revenues
One-time commissions	145,325	1,184	16,521	2,539
Recurring service fees	181,289	56,998	24,275	3,731
Performance-based income	165,972	8,596	2,389	367
Other service fees	9,616	38,881	35,054	5,388
Total third-party revenues	502,202	105,659	78,239	12,025
Related party revenues
One-time commissions	122,950	2,887	1,012	156
Recurring service fees	348,870	278,460	306,883	47,167
Performance-based income	53,825	38,414	37,240	5,724
Other service fees	2,103	19,857	23,735	3,648
Total related party revenues	527,748	339,618	368,870	56,695
Total revenues	1,029,950	445,277	447,109	68,720
Less: business taxes and related surcharges	(57,714)	(10,206)	(2,792)	(429)
Net revenues	972,236	435,071	444,317	68,291
Operating cost and expenses (including operating cost and expenses of the consolidated fund of RMB -863 for year ended December 31, 2017)	(624,541)	(452,182)	(361,765)	(55,602)

Other income (including other income of the consolidated fund of RMB 3,667 for year ended December 31, 2017)	39,115	67,038	43,281	6,652
Net income	327,598	24,381	149,703	23,009
Net income attributable to Noah Holding Limited shareholders	326,209	22,122	147,483	22,668
Cash flows provided by (used in) operating activities*	402,492	(316,765)	426,663	65,562
Cash flows (used in) provided by investing activities	(293,697)	28,995	(372,590)	(57,251)
Cash flows provided by financing activities	3,282	14,856	15,680	2,410

*	Cash flows provided by operating activities in 2015, 2016 and 2017 include amounts due to the Group’s subsidiaries of RMB161,666, RMB125,714 and RMB 479,138 (US$74).

The VIEs contributed an aggregate of 45.9%, 17.3% and 15.7% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively and an aggregate 62.2%, 4.1% and 19.4% of the consolidated net income for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIEs accounted for an aggregate of 20.1% and 26.8%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated fund of which cash could only be used by the consolidated fund. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

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

In evaluating whether the investment funds in the legal form of limited partnership the Group managed as general partner are VIEs or not, the Group firstly assessed whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If it’s assessed to be a VIE, the Group further assesses whether there is any interest it has constitutes a variable interest. Before 2015, all limited partnerships the Group managed as general partner have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore are not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed as VIEs not consolidated by the Group due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs. In 2017, the Group invested in an investment fund which it served as general partner and subscribed 29% of equity interest with the intention of transferring the equity interest to other parties in the future. As the Group is deemed to have a controlling financial interest in the investment fund as of December 31, 2017, the Group consolidated the investment fund as a primary beneficiary. The related financial impact of this investment has been disclosed in note 2(b).

The Group started to manage the contractual funds which it manages as fund manager and earns management fee and/or carried interest from second half of 2014. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds which are believed to be VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and concluded it’s not the primary beneficiary.

As of December 31, 2016 and 2017, the Group had some variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2016 and 2017, respectively.

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Amounts due from related parties	32,492	36,792	5,655
Investments	508,011	610,386	93,815
Maximum exposure to loss in non-consolidated VIEs	540,503	647,178	99,470

The Group has not provided financial support to these nonconsolidated VIEs during the years ended December 31, 2016 and 2017, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these nonconsolidated VIEs as of December 31, 2016 and 2017.

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

There were no financial product providers which accounted for 10% or more of total revenues for the years ended December 31, 2015, 2016, and 2017.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

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

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager. For funds that the Group is not deemed the primary beneficiary of these funds, the equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

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

As of December 31, 2017, cash and cash equivalents of RMB 11,641 was held by the consolidated fund (see note 2(b)). Cash and cash equivalents held by the consolidated fund represents cash that, although not legally restricted, is not available to general liquidity needs of the Company as the use of such funds is generally limited to the investment activities of the consolidated fund.

(i) Restricted Cash

The Group’s restricted cash primarily represents cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in China. Such cash cannot be withdrawn without the written approval of the China Insurance Regulatory Commission. The Company sold the subsidiary which was doing the insurance agency business in 2017 and there was no restricted cash balance as of December 31, 2017 as a result.

The Group early adopted ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. According to this guidance, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company applied the guidance on a retrospective basis and have applied the changes to the consolidated statements of cash flows for the years ended December 31, 2015, 2016 and 2017.

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

(k) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was RMB59,135 and RMB78,486, respectively as of December 31, 2016 and 2017. The net loss attributable to non-controlling interest was RMB9,523, RMB40,602 and RMB13,745, respectively for the year ended December 31, 2015, 2016 and 2017.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31, (Amount in Thousands)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	535,825	643,829	762,923	117,261
Transfers from (to) the non-controlling interest:
Increase (decrease) in Noah’s equity by partial disposal (acquisition) of subsidiaries	29,076	151,990	30	5
Net transfers from (to) non-controlling interest	29,076	151,990	30	5
Change from net income attributable to Noah and transfers from non-controlling interest	564,901	795,819	762,953	117,266

(l) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3—5 years
Motor Vehicles	5 years
Software	2—5 years
Building	30 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(m) Revenue Recognition

The Group derives revenue primarily from one-time commissions and recurring service fees paid by financial product providers.

The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Prior to a client’s purchase of a financial product, the Group provides the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client. Revenues are recorded, net of sales related taxes and surcharges.

One-time Commissions

The Group enters into one-time commission agreements with financial product providers which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a financial product, the Group earns a one-time commission from financial product providers, calculated as a percentage of the financial products purchased by its clients. The Group defines the “establishment of a financial product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the Group’s client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a financial product. Revenue is recorded upon the establishment of the financial products, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies. Certain contracts require a portion of the payment be deferred until the end of the financial products’ life or other specified contingency. In such instances, the Group defers the contingent amount until the contingency has been resolved.

The Group also earns one-time commissions from insurance brokerage business, and recognizes revenues when the underlying insurance contracts become effective. To realign the Company’s services provided under different business segments, starting from the first quarter of 2016, revenue from insurance brokerage business was reclassified from “other service fees” to “one-time commissions” in 2016.

Recurring Service Fees

Recurring service fees depend on the types of financial products the Company distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the financial products, calculated daily. As the Group provides these services throughout the contract term, for either method of calculation, revenue is recognized on a daily basis over the contract term, assuming all other revenue recognition criteria have been met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple Element Arrangements

The Group enters into multiple element arrangements when a product provider or underlying corporate borrower engages it to provide both distributing financial products and recurring services. The Group also provides both distributing financial products and recurring services to funds that it serves as general partner or fund manager.

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

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group historically had provided distributing financial products services on a stand-alone basis but the volume of such services has been significantly decreased in recent years. Therefore VSOE is no longer available for its distributing financial products services. The Group has not sold its recurring services on a stand-alone basis, no VSOE exists for recurring services.

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

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered, product lifecycles, and pricing strategies and practices. The Group has used BESP to allocate the selling price of distributing financial products service and recurring services under these multiple element arrangements. Revenue for the respective units of accounting is also recognized in the same manner as described above.

Performance-based Income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Company serves as distributor, except for secondary market equity fund products, the Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Group does not record any performance-based income until the end of the contract term.

Beginning in 2015, for certain secondary market products for which the Group provides recurring services, including both the funds for which the Group serves as the distribution channel and the funds for which the Group acts as the fund manager, the performance-based income may also include a variable performance fee contingent upon the performance of the underlying investment in the measurement period, typically calculated at the end of the measurement period and settled subsequently. Such performance-based fee is not subject to clawback provisions and is recognized when the contingent criteria are met at the end of the measurement period.

Other Service Fees

Other service fees constitutes less than 10% of total revenue of the Group. The Group mainly derived other service fees from online wealth management, lending services, payment technology services and investor education services.

The Group offers lending services. Interest income from such services is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

The Group also provides investor education services, offering various types of training programs to high net worth individuals and their families. Such programs normally last several days. The service fees charged to the attendees are not refundable. The revenues are recognized when the service is completed and the service fee collectability is reasonably assured.

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

In 2017, the Group adopted ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as non-current on the balance sheet rather than being separated into current and noncurrent. The presentation of deferred tax assets and liabilities has been applied retrospectively in the Consolidated Balance Sheet.

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

(r) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies are RMB132,709, RMB162,365 and RMB74,156 for the years ended December 31, 2015, 2016, and 2017, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5063 on December 29, 2017, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2017, or at any other rate.

(v) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, change in fair value of available-for-sale investments and foreign currency translation adjustments.

(w) Loan receivables, net

Loan receivables represent loans offered to the clients in the lending business. Loan receivables are initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company also transfers some of the loan receivables to unrelated third parties. The Company accounts for the transfer of loan receivables in accordance with ASC 860, Transfers and Servicing. Please refer to note 2(y) for the Company’s accounting policy for sales accounting.

(x) Allowance for loan losses

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans. Generally the period of the loans last for no more than 1 year, and are considered to be a homogenous population of similar credit quality. In addition, the Group also considers the loan allowance benchmarks periodically published by regulators for financial institutions in the PRC for loans with similar risks as a proxy for macroeconomic conditions that could have an impact on the performance of loans prospectively. Specific reserves are provided when and to the extent a credit event occurs with respect to an individual loan. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary. The Group has followed the same methodology for estimating the loan losses since inception. The provision rate for loans outstanding as of December 31, 2016 and 2017 were 1% and 0.42%.

The Group performed a “back test” of the allowance for loan losses estimate by comparing the actual loan losses in 2017 to the estimated loan losses as of December 31, 2016. No significant difference was identified. In case significant variance is identified through the back test, the estimate methodology will be modified to reflect expected loan losses.

(y) Sale accounting

The Company developed a new business model in 2016 through one of its subsidiaries, whereby the Company issues loans to unrelated third parties which are collateralized by trade receivables resulting from normal business transactions between the original creditor and their debtors. Legally, the Company has acquired the underlying trade receivables. However, given the nature of the recourse retained by the original creditor, the purchase of trade receivables does not meet the criteria in ASC 860, and is therefore accounted for as a secured lending arrangement. Upon origination, the loans are immediately transferred to individual investors on the Company’s other financial service platform. The Company accounts for the transfer of the loans in accordance with ASC 860. Such business through the Company’s online platform was terminated from the third quarter of 2017.

Transfers that do not qualify for sale accounting in accordance with ASC 860 are accounted for as secured borrowings with the proceeds received from the individual investors as “loan payables from the factoring business” on the consolidated balance sheets, and the advancements to the original holders of the accounts receivables as “loan receivables from the factoring business” on the consolidated balance sheets. The cash flows related to purchases and collections of the loan receivables from the factoring business are included within the cash flows from investing activities category, and the proceeds and payments related to the transfer of the rights to the loan receivables from the factoring business are included within the cash flows from financing activities in the consolidated statement of cash flows.

For transfers that qualify for sale accounting in accordance with ASC 860, cash receipts and cash payments resulting from their acquisition and sale are classified as operating cash flows. As the loans are sold at par value, no gain or loss is recorded as a result. The Company’s continuing involvement subsequent to the transfer is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the individual investors, and does not provide guarantee on the return of the receivables. The Company has no retained interests, servicing assets, or servicing liabilities related to the loans sold.

In 2017, the Company extended such business model to receivables from other business. The transfers of receivables from other business also qualify for sale accounting in accordance with ASC 860. As a result, the Company adopted the same accounting policy as described in the preceding paragraph.

(z) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“the “FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers Topic 606 (“ASU 2014-09”) which has subsequently been amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, and ASU 2017-13. These ASUs outline a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Revenue recorded under ASU 2014-09 will depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017. Early adoption will be permitted as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. A full retrospective or modified retrospective approach is required.

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

The Group has substantially completed the assessment of all revenue from existing contracts with customers and expects to implement this standard on a modified retrospective approach. The timing and amount of revenue recognition under the new standard is not expected to differ materially from the current revenue standard. The Group will adopt the new revenue recognition guidance effective January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements and will adopt this guidance since January 1, 2018.

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

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group expects no material impact of adoption of this guidance on the consolidated financial statement.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31, (Amount in Thousands, Except Shares Data)
	2015	2016	2017	2017
	Class A and Class B	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB	US$
Net income attributable to Class A and Class B ordinary shareholders—basic	535,825	643,829	762,923	117,261
Plus: interest expense for convertible notes	16,050	19,289	20,042	3,080
Net income attributable to Class A and Class B ordinary shareholders—diluted	551,875	663,118	782,965	120,341
Weighted average number of Class A and Class B ordinary shares outstanding—basic	28,085,521	28,150,139	28,275,637	28,275,637
Plus: share options	207,354	133,295	189,508	189,508
Plus: non-vested restricted shares	278,027	16,465	73,337	73,337
Plus: shares outstanding for convertible notes	1,575,074	1,736,864	1,695,341	1,695,341
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	30,145,976	30,036,763	30,233,823	30,233,823
Basic net income per share	19.08	22.87	26.98	4.15
Diluted net income per share	18.31	22.08	25.90	3.98

In January 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2015	2016	2017
Share options	343,750	316,510	243,561
Non-vested restricted shares	—	—	—
Total	343,750	316,510	243,561

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments
- Fixed income products	144,580	65,000	9,990
Total held-to-maturity investments	144,580	65,000	9,990
- Available-for-sale investments
- Fixed income products	154,594	95,345	14,655
Total available-for-sale investments	154,594	95,345	14,655
Total short-term investments	299,174	160,345	24,645
Long-term investments
- Held-to-maturity investments
- Fixed income products	134,500	205,500	31,585
Total held-to-maturity investments	134,500	205,500	31,585
- Available-for-sale investments
- Listed equity securities	—	294,080	45,199
- Fixed income product	—	138,897	21,348
Total available-for-sale investments	—	432,977	66,547
- Investments held by consolidated investment funds	—	49,029	7,536
- Other long-term investments
- Private equity funds products	95,569	147,800	22,716
- Other investments	116,851	152,960	23,510
Total other long-term investments	212,420	300,760	46,226
Total long-term investments	346,920	988,266	151,894
Total investments	646,094	1,148,611	176,539

Held-to-maturity investments consist of investments in fixed income products that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB4,857, RMB21,393 and RMB22,090 for the years ended December 31, 2015, 2016 and 2017, respectively. The gross unrecognized holding gain was RMB1,361 and RMB 9,136 for the years ended December 31, 2016 and 2017. Of the long-term held-to-maturity investments, RMB204,500 and RMB1,000 will mature in 2019 and 2021, respectively. Held-to-maturity investments also include investments in debt securities managed by the Group of RMB 124,500 and RMB195,500 as of December 31, 2016 and 2017, respectively.

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2016 and 2017 was RMB22,983 and RMB272,574, recorded in the other comprehensive income, of which RMB27,693 and RMB22,149 was realized and reclassified from other comprehensive income to investment income in the consolidated statements of operations during the year. As of December 31, 2016 and 2017, the net unrealized gain, net of tax, remained in other comprehensive income was RMB393 and RMB253,099, respectively. The amortized cost of the available-for-sale investments as of December 31, 2016 and 2017 was RMB152,950 and RMB 108,886, respectively. There’s no investment with realized or unrealized losses during the periods presented.

The consolidated investment funds are, for GAAP purposes, investment companies and reflect their investments at fair value. The Company has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest, equity investments of common shares of several companies with less than 15% interest and equity investments of preferred shares in three overseas companies (Upgrade Inc., LendingHome Corporation, and Addepar Inc.) with less than 1% interest. The Group accounted for these private equity funds investments and equity investment in private entity using the cost method of accounting due to the fact that the Group has no significant influence on the investees.

In 2014, the Company invested RMB14,413 in PPDAI Group Inc. (“PPDAI”), by subscribing and purchasing Series B Preferred Shares, representing 2.62% of the investee’s issued share capital. PPDAI is a private entity primarily engaged in the P2P internet lending business. Since November 10, 2017, PPDAI ’s American Depositary Shares (ADSs) have been listed on the New York Stock Exchange under the symbol “PPDF”. Since all the preferred shares previously held by the Group were converted into newly issued ordinary shares of PPDAI, the Company reclassified this investment, which was previously recorded as cost method investment, under available-for-sale and measured it at fair value as a result. The equity interests in PPDAI held by the Company was diluted to 2.11% as of December 31, 2017.

5. Fair Value Measurement

As of December 31, 2016 and December 31, 2017, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using (Amount in Thousands)
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	154,594	—	154,594	—
Long-term investment
Available-for-sale investments	—	—	—	—

		Fair Value Measurements at Reporting Date Using (Amount in Thousands)
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	95,345	—	95,345	—
Long-term investment
Available-for-sale investments	432,977	294,080	138,897	—
Investments held by consolidated investment fund	49,029	—	49,029	—

Available-for-sale investments consist of investments in trust products, asset management plans, contractual funds, real estate funds and preferred shares that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured either using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement, or using quoted prices in active markets which is classified within Level 1 measurement.

The investments held by the consolidated investment fund was established in 2017 and consisted of investment in limited partnership. As the limited partnership was newly established with limited operation, the fair value of the investments approximate the investments cost minus operating expense and is classified within Level 2 measurement.

The Company does not have assets or liabilities reported at fair value on a non-recurring basis during the periods presented.

The Company also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are practicable to estimate. The Group believes the fair value of its financial instruments: principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, loan receivables from factoring business, short-term held-to-maturity investments, loan receivables, loan payables from factoring business and other payables approximate their recorded values due to the short-term nature of the instruments. The fair value of convertible note as of December 31, 2017 is RMB 980,589 (US$150,716), estimated by reference to the stock price of the Company by end of 2017.

The Group’s long-term investments consist of investment in private equity funds, held-to-maturity long-term fixed income products, and equity investments. As of December 31, 2016 and 2017, information about inputs into the fair value measurements of the Company’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

	As of December 31, 2016		Fair Value Measurements at Reporting Date Using (Amount in Thousands)
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	95,569	95,420	—	—	95,420
Investment in other investments	116,851	238,804	—	—	238,804
Long-term investment – held-to-maturity:
Investment in fixed income products	134,500	135,861	—	135,861	—

	As of December 31, 2017		Fair Value Measurements at Reporting Date Using (Amount in Thousands)
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	147,800	164,304	—	—	164,304
Investment in other investments	152,960	154,168	—	—	154,168
Long-term investment – held-to-maturity:
Investment in fixed income products	205,500	223,342	—	223,342	—

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

6. Investment in Affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Kunshan Jingzhao	11,541	10,849	1,665
Kunshan Vantone	5,226	3,889	598
Wanjia Win-Win	60,131	86,465	13,289
Wuhu Bona	807	2,721	418
Shanghai Weiying	1,059	1,680	258
Wuhu Hongxing	9,800	9,577	1,472
Hainan Alibaba	4,000	4,000	615
Others	3,623	3,879	596
Rongyao Insurance Broker	—	21,049	3,235
Funds that the Company serves as general partner	442,990	824,513	126,729
-Gopher Transform Private Fund	150,000	145,150	22,309
-Real estate funds and real estate funds of funds	50,374	89,922	13,821
-Private equity funds of funds	242,574	589,398	90,592
-Other fixed income funds of funds	42	43	7
Total investment in affiliates	539,177	968,622	148,875

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

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business.In December 2017, the share owned by Gopher Asset Management had been diluted to 28%.

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

In the second quarter of 2017, the Company transferred 100% shares of one subsidiary, Shanghai Noah Rongyao Insurance Broker Co., Ltd. to Shanghai Nifei Enterprise Management Co., Ltd, an entity owned by the Company’s shareholders, and two individuals, Tan Wenhong and Zhaoyi, senior executives of the Company’s subsidiaries, with consideration of RMB52,622 at a loss of RMB 12. In the fourth quarter of 2017, the Company obtained significant influence over Shanghai Noah Rongyao Insurance Broker by acquiring 40%beneficial right through an agreement at a price of RMB 21,049. As a result, Rongyao Insurance Broker was deconsolidated and recorded as investment in affiliates.

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

The Group recorded income from equity in affiliates of RMB21,353, RMB22,343 and RMB 92,136 for the years ended December 31, 2015, 2016 and 2017, respectively.

Summarized financial information

The following table shows summarized financial information relating to the statements of financial condition for the Company’s equity method investments assuming 100% ownership as of December 31, 2016 and 2017:

	As of December 31 (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Balance sheet data:
Current assets	5,953,591	8,471,094	1,301,983
Non-current assets	22,439,892	22,795,565	3,503,614
Current liabilities	506,069	823,511	126,571
Non-current liabilities	1,716,211	1,703,350	261,800

The following table shows summarized financial information relating to the statements of operations for the Company’s equity method investments assuming 100% ownership for the years ended December 31, 2015, 2016 and 2017:

	Years Ended December 31, (Amount in Thousands)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Operating data:
Revenue	338,606	685,603	237,589	36,517
Income (Loss) from operations	(276,327)	33,706	(1,609,708)	(247,408)
Net Realized and Unrealized Gain from investments	901,294	5,222,287	1,846,396	283,786
Net income	624,083	5,263,296	247,865	38,096

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Leasehold improvements	138,813	150,388	23,114
Furniture, fixtures and equipment	85,469	106,061	16,301
Motor vehicles	49,940	83,309	12,804
Software	64,018	75,306	11,574
Property	—	53,266	8,188
	338,240	468,330	71,981
Accumulated depreciation	(129,856)	(191,385)	(29,415)
	208,384	276,945	42,566
Construction in progress	35,106	26,404	4,058
Property and equipment, net	243,490	303,349	46,624

Depreciation expense was RMB34,418, RMB61,320 and RMB 81,964 for the years ended December 31, 2015, 2016 and 2017, respectively.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Accrued expenses	126,697	164,295	25,252
Advance from customers	20,227	80,401	12,357
Interest payable for convertible notes	8,371	7,600	1,168
Other payables	78,342	99,139	15,238
Payable to individual investors of other financial service business	29,031	77,387	11,894
Payable for purchases of property and equipment	11,209	3,577	550
Other tax payable	48,817	56,990	8,759
Amount due to related party	12,000	—	—
Total	334,694	489,389	75,218

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payable to individual investors of other financial service business consists of interests and principals payable to individual investors who purchased other financial products distributed by the Group.

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

The tax expense (benefit) comprises:

	Years Ended December 31, (Amount in Thousands)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Current Tax	136,700	166,564	198,841	30,561
Deferred Tax	(6,813)	(8,567)	244	38
Total	129,887	157,997	199,085	30,599

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2015	2016	2017
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.00%	0.17%	0.14%
Effect of tax-free investment income	(2.97%)	(4.44%)	(2.03%)
Effect of uncertain tax positions	(1.75%)	(0.01%)	—
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.70%)	(3.96%)	(3.30%)
Effect of deferred tax asset allowance	2.00%	4.70%	1.07%
Effect of tax holidays	(1.28%)	(1.82%)	(0.73%)
Effect of intra-group share transfer	—	1.96%	—
Effect of income from equity in Fund of Fund	—	—	1.92%
Effect of others	0.16%	(0.06%)	0.85%
	20.46%	21.54%	22.92%

The aggregate amount and per share effect of the Tax Holiday (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31, (Amount in Thousands Except Shares Data)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Aggregate	8,103	13,363	6,367	979
Per share effect-basic	0.29	0.47	0.23	0.07
Per share effect-diluted	0.27	0.44	0.21	0.06

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	24,108	37,990	5,839
Tax loss carry forward	63,023	41,185	6,330
Unrealized other income	3,105	2,662	409
Others	—	—	—
Gross deferred tax assets	90,236	81,837	12,578
Valuation allowance	(34,509)	(9,183)	(1,411)
Net deferred tax assets	55,727	72,654	11,167
Deferred tax liabilities:
Unrealized investment income	4,456	50,121	7,703
Net deferred tax liabilities (after offsetting)	4,456	50,121	7,703

Deferred tax assets and liabilities have been offset where the Company has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2017, operating loss carry forward amounted to RMB165,000 for the PRC and Hong Kong income tax purpose, the tax loss carryforward of RMB500 will begin to expire in 2018. During the years ended December 31, 2016 and 2017, the Group recorded an allowance of RMB34,509 and RMB9,183 for deferred tax assets which are not more likely than not to be realized. 57.7% of the deferred tax asset allowance as of December 31, 2017 was related to the net operating loss from other financial service business.

In accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB2.4 billion as of December 31, 2017. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued. Aggregate undistributed earnings of the Company’s VIE companies located in the PRC that are available for distribution to the Company were approximately RMB 951,444 million as of December 31, 2017. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2015, 2016 and 2017. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. .

The movement of the Group’s uncertain tax positions is summarized as follows:

	(Amount in Thousands)
	RMB	US$
Unrecognized tax benefit—December 31, 2014	11,128	1,718
Reverse due to lapse of statute of limitations	(11,202)	(1,729)
Exchange rate translation	142	22
Unrecognized tax benefit—December 31, 2015	68	11
Reverse due to lapse of statute of limitations	(68)	(11)
Unrecognized tax benefit—December 31, 2016	—	—
Unrecognized tax benefit—December 31, 2017	—	—

10. Loans Receivable, Net

Loans receivable as of December 31, 2016 and 2017 consist of the following:

	2016	2017	2017
	RMB	RMB	US$
	(Amount in Thousands)
Loans receivable:
-Within credit term	115,071	768,642	118,138
-Past due	—	—	—
Total loans receivable	115,071	768,642	118,138
Allowance for loan losses	(1,151)	(3,244)	(498)
Loans receivable, net	113,920	765,398	117,640

The loan interest rates range between 4% and 14.4% for the years ended December 31, 2017. All loans are short-term loans, and RMB 740,227 of the balance is secured by collateral.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2016 and 2017.

	RMB	US$
	(Amount in Thousands)
Loans receivable—December 31, 2015	1,335	206
Provisions	1,151	166
Reversal of allowance provided	(1,335)	(206)
Loans receivable—December 31, 2016	1,151	166
Provisions	3,244	498
Reversal of allowance provided	(1,151)	(166)
Loans receivable—December 31, 2017	3,244	498

11. Convertible notes

On February 3, 2015, the Company issued an aggregate principal amount of US$ 80million (RMB520 million as of December 31, 2017) of convertible notes (“Notes”) through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The Notes bear interest at a rate of 3.5% per annum from the issuance date through maturity in February 3, 2020 (the “maturity date”), and is payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The Notes will be convertible, at the holders’ option, into the Company’s ADSs, two of which represent one ordinary share of the Company, at a conversion price of US$23.03 (RMB149.84 as of December 31, 2017) per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes, subject to customary adjustments. The conversion feature requires physical settlement, and can only be exercised when the portion to be converted is at least US$10 million or a lesser amount then held by the holder. The holders will have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018 or on the maturity date, or upon a fundamental change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Events of default include failure to pay principal or interest, breach of conversion obligation, suspension from trading or failure of ADSs to be listed, bankruptcy, etc. Debt issuance costs of nil is recorded as a direct deduction from the face amount of convertible notes.

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. In addition, as the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized. As of December 31, 2017, US$ 5 million of the Notes have been converted to 217,108 ADS (108,554 shares) at a contractual conversion price of US$23.03 per ADS.

12. Redeemable Non-controlling Interest of a Subsidiary

In December 2016, Beijing Sequoia Mingde Equity Investment Center (Limited Partnership), or Sequoia Mingde, an affiliate of Sequoia Capital China, acquired 8% of the equity interest of Gopher International Limited (“New Gopher”), a newly established subsidiary of the Company, at purchase price of RMB336 million, with a precondition that all unrestricted asset management business should be transferred from Gopher Asset Management Co., Ltd (“Old Gopher”) to the New Gopher (the “business restructure”). In addition, Sequoia Mingde provided RMB 12 million no-interest bearing loan to the Old Gopher, and has the right to convert the loan to no less than 8% of equity interests of Old Gopher before finalization of the business restructure. The total investment, including the loan, is redeemable by Sequoia Mingde at a price equal to the initial investment plus a compound annual interest rate of 8% if the business restructure fails. Given the existence of such redemption right, the equity investment was recorded as redeemable non-controlling interest classified as mezzanine equity outside of stockholders’ equity in the consolidated balance sheets. No accretion to the redemption value is provided as of December 31, 2016 as the Company considers the redemption is not probable based on the current status of the business restructure. The loan is recorded within other current liabilities in the consolidated balance sheets. No embedded feature is required to be bifurcated, nor is there any beneficial conversion feature to be recognized for the equity investment or the loan.

In the third quarter of 2017, Sequoia Mingde redeemed its investment in New Gopher and terminated the no-interest bearing loan to Old Gopher since the business restructuring can not be completed in accordance with the time stipulated in the initial contract. The parties unanimously agreed to terminate this investment cooperation and the settlement amount is RMB 355.6 million . This transaction was accounted for as an extinguishment of mezzanine equity by issuance of a debt with no gain or loss recognized in earnings. The difference between the carrying amount of redeemable non-controlling interest and the total settlements was recorded to retained earnings and deducted from net earnings available to common shareholders in EPS calculation.

	2016	2017	2017
	RMB	RMB	US$
	(Amount in Thousands)
Beginning of the year	—	330,664	50,822
Issuance of redeemable non-controlling interest of a subsidiary	336,000	—	—
Net (loss) income attributable to redeemable non-controlling interest of a subsidiary	(5,336)	6,483	996
Termination of redeemable non-controlling interest of a subsidiary		(337,147)	(51,818)
Redeemable non-controlling interest - end of the year	330,664	—	—

13. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. In 2017, the Company used US$ 4,809 (RMB 31,280) to repurchase 198,694 ADSs (99,347 ordinary shares). In April 2017, the Company cancelled 2,492,146 ADSs (1,246,073 ordinary shares) with a carrying amount of US$ 18,667 (RMB 121,452). As of December 31, 2017, the balance of treasury stock is 280,958 ADSs (140,479 ordinary shares), amounted to US$ 6,190 (RMB 40,267). The difference between the carrying value of the treasury stock and par value was recorded in retained earnings.

14. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Share options	33,912	39,008	51,054	7,847
Non-vested restricted shares	33,760	40,163	42,581	6,544
Total share-based compensation	67,672	79,171	93,635	14,391

Share Options:

During the year ended December 31, 2008, the Company adopted the Noah Holdings Limited Share Incentive Plan (the “2008 Plan”), which allows the Company to offer a variety of share-based incentive awards to the Group’s employees, officers, directors and individual consultants who render services to the Group. Under the 2008 Plan, the maximum number of shares that may be issued shall not exceed 8% of the shares in issue on the date the offer of the grant of an option is made. During the year ended December 31, 2010, the Company adopted its 2010 share incentive plan (the “2010 Plan”). Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted will be 10% of the Company’s current outstanding share capital, or 2,315,000 shares. Options have a ten-year life and generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months. During the year ended 31, 2017, the Company adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 plan, the maximum aggregate number of shares which may be issued shall be 2,800,000. The term of any option granted under the 2017 Plan shall not exceed ten years and generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2016 and 2017 was RMB RMB294.76 (US$45.50), RMB319.16 (US$47.96) and RMB388.45(US$57.30) per share, respectively. There were 49,887, and 62,430 203,174 options exercised during the years ended December 31, 2015, 2016 and 2017 respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2015	2016	2017
Average risk-free rate of return	1.73%	1.14%	1.93%
Weighted average expected option life	6.1 years	6.1 years	6.1 years
Estimated volatility	54.1%	55.8%	68.8%
Average dividend yield	Nil	Nil	Nil

The following table summarizes option activity during the year ended December 31, 2017:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding as of January 1, 2017	822,218	233.37	7.8	76,644
Granted	135,850	298.25
Exercised	(203,174)	94.23
Forfeited	(65,064)	195.46
Outstanding as of December 31, 2017	689,830	273.20	7.3	55,611
Vested and expected to vest as of December 31, 2017	583,872	273.20	7.3	47,069
Exercisable as of December 31, 2017	214,706	306.54	8.2	7,639

As of December 31, 2017, there was RMB76,529 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.20 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2017 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		RMB
Non-vested as of January 1, 2017	215,188	297.69
Granted	209,050	374.15
Vested	(115,995)	341.59
Forfeited	(16,654)	336.16
Non-vested as of December 31, 2017	291,589	319.03

The total fair value of non-vested restricted shares vested in 2015, 2016 and 2017 was RMB24,960, RMB31,223 and RMB39,622, respectively. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date (or date of modification, as applicable). As of December 31, 2017, there was RMB84,896 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.56 years.

The company issued 5,748 non-vested restricted shares to replace 11,495 options that were granted under the Company’s 2011 share incentive plans but unvested as of September 13, 2016, and modified the purchase price for the restricted shares to zero with other vesting conditions remaining unchanged. The Company compared the fair value of the modified awards against the original awards as of the modification date and concluded that there is $150,494 incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period. The weighted average exercise price before and after the modification are $56.25 and nil per ordinary share, respectively.

15. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits areprovided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB115,005, RMB140,993 and RMB163,234 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16. Restricted Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB208,825 and RMB 250,702 as of December 31, 2016 and 2017, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of RMB1,116,575 and RMB 1,315,753 as of December 31, 2016 and 2017, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,325,400 and RMB 1,566,455 as of December 31, 2016 and 2017, respectively. The restricted assets of the Company’s VIEs amounted to RMB344,384 and RMB 453,912 as of December 31, 2016 and 2017, respectively.

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

The Group believes it operates in three reportable segments: wealth management, asset management and other financial service. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Years Ended December 31, 2015 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	390,668	521	—	391,189
Recurring service fees	334,982	66,310	—	401,292
Performance-based income	141,774	52,166	—	193,940
Other service fees	69,447	512	58,331	128,290
Total third-party revenues	936,871	119,509	58,331	1,114,711
One-time commissions	424,354	4,333	—	428,687
Recurring service fees	324,182	310,731	—	634,913
Performance –based income	—	53,825	—	53,825
Other service fees	394	—	166	560
Total related party revenues	748,930	368,889	166	1,117,985
Total revenues	1,685,801	488,398	58,497	2,232,696
Less: business taxes and related surcharges	(88,285)	(23,409)	(1,075)	(112,769)
Net revenues	1,597,516	464,989	57,422	2,119,927
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(507,400)	(8,044)	(9,185)	(524,629)
Performance Fee Compensation	—	(24,786)	—	(24,786)
Other Compensation	(348,504)	(150,663)	(115,910)	(615,077)
Total compensation and benefits	(855,904)	(183,493)	(125,095)	(1,164,492)
Selling expenses	(219,286)	(17,279)	(27,250)	(263,815)
General and administrative expenses	(78,849)	(53,555)	(38,525)	(170,929)
Other operating expenses	(53,375)	(19,411)	(21,838)	(94,624)
Government subsidies	75,960	56,304	445	132,709
Total operating cost and expenses	(1,131,454)	(217,434)	(212,263)	(1,561,151)
Income (loss) from operations	466,062	247,555	(154,841)	558,776

	Years Ended December 31, 2016 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	809,460	1,185	—	810,645
Recurring service fees	413,085	61,915	—	475,000
Performance-based income	11,143	8,597	—	19,740
Other service fees	67,437	—	50,357	117,794
Total third-party revenues	1,301,125	71,697	50,357	1,423,179
One-time commissions	318,555	2,887	—	321,442
Recurring service fees	347,819	427,907	—	775,726
Performance –based income	707	38,794	—	39,501
Other service fees	722	—	1,066	1,788
Total related party revenues	667,803	469,588	1,066	1,138,457
Total revenues	1,968,928	541,285	51,423	2,561,636
Less: business taxes and related surcharges	(37,274)	(9,475)	(1,315)	(48,064)
Net revenues	1,931,654	531,810	50,108	2,513,572
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(556,554)	(1,452)	(5,614)	(563,620)
Performance Fee Compensation	—	(8,146)	—	(8,146)
Other Compensation	(443,705)	(155,567)	(129,367)	(728,639)
Total compensation and benefits	(1,000,259)	(165,165)	(134,981)	(1,300,405)
Selling expenses	(280,993)	(16,172)	(25,502)	(322,667)
General and administrative expenses	(120,764)	(77,201)	(36,523)	(234,488)
Other operating expenses	(82,059)	(35,923)	(33,106)	(151,088)
Government subsidies	78,445	83,920	—	162,365
Total operating cost and expenses	(1,405,630)	(210,541)	(230,112)	(1,846,283)
Income (loss) from operations	526,024	321,269	(180,004)	667,289

	Years Ended December 31, 2017 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	539,936	1,088	—	541,024
Recurring service fees	519,575	27,548	—	547,123
Performance-based income	84,105	2,389	—	86,494
Other service fees	70,390	10,712	90,657	171,759
Total third-party revenues	1,214,006	41,737	90,657	1,346,400
One-time commissions	560,048	1,012	—	561,060
Recurring service fees	358,321	502,409	—	860,730
Performance –based income	9,020	45,482	—	54,502
Other service fees	—	—	23,314	23,314
Total related party revenues	927,389	548,903	23,314	1,499,606
Total revenues	2,141,395	590,640	113,971	2,846,006
Less: business taxes and related surcharges	(15,128)	(2,599)	(1,371)	(19,098)
Net revenues	2,126,267	588,041	112,600	2,826,908
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(611,550)	(4)	(4,510)	(616,064)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other Compensation	(463,370)	(190,032)	(126,615)	(780,017)
Total compensation and benefits	(1,074,920)	(201,327)	(131,125)	(1,407,372)
Selling expenses	(295,798)	(9,271)	(15,393)	(320,462)
General and administrative expenses	(146,122)	(70,618)	(32,138)	(248,878)
Other operating expenses	(77,490)	(27,773)	(42,055)	(147,318)
Government subsidies	49,008	23,848	1,300	74,156
Total operating cost and expenses	(1,545,322)	(285,141)	(219,411)	(2,049,874)
Income (loss) from operations	580,945	302,900	(106,811)	777,034

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Shanghai Noah Rongyao Insurance Broker Co., Ltd	Affiliate of the Group

Wanjia Win-Win	Wanjia Win-Win Assets Management Co., Ltd ( Wanjia Win-Win), Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona	Wuhu Bona Film Investment Management Co., Ltd (Wuhu Bona), Investee of Gopher Asset Management Co., Ltd.

Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	Investees of Kunshan Jingzhao Equity Investment Management Co., Ltd., an affiliate of the Group

Investee funds of Noah Holdings (Hong Kong) Limited	Investees of Noah Holdings (Hong Kong) Limited, a subsidiary of the Group

Investee funds of Gopher Assets	Investees of Gopher Asset Management Co., Ltd.(Gopher Assets), a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

During the years ended December 31, 2015, 2016 and 2017, related party transactions were as follows:

	Years Ended December 31 (Amount in Thousands)
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	428,475	320,546	558,543	85,846
Wanjia Win-Win	127	—	—	—
One-time commissions earned from funds subscribed by shareholders	85	896	2,517	387
Total one-time commissions	428,687	321,442	561,060	86,233
Recurring services fee
Investee funds of Gopher Assets	401,567	546,662	610,077	93,767
Wanjia Win-Win	44,792	7,441	1,079	166
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	47,850	42,404	49,425	7,596
Investee funds of Gopher Capital GP Ltd.	116,226	164,489	200,149	30,763
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	7,825	5,449	—	—
Wuhu Bona	8,842	7,728	—	—
Recurring services fee earned from funds subscribed by shareholders	7,811	1,553	—	—
Total recurring services fee	634,913	775,726	860,730	132,292
Performance-based income
Investee funds of Gopher Assets	53,825	32,206	44,580	6,852
Investee funds of Gopher Capital GP Ltd.	—	380	9,922	1,525
Wanjia Win-Win	—	6,915
Total performance-based income	53,825	39,501	54,502	8,377
Other service fee
Other services subscribed by shareholders	555	1,706	23,313	3,583
Investee funds of Gopher Capital GP Ltd.	5	82	1	—
Total other service fee	560	1,788	23,314	3,583
Total	1,117,985	1,138,457	1,499,606	230,485

As of December 31, 2016 and 2017, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Wanjia Win-Win	9,702	5,526	849
Investee funds of Gopher Assets	304,603	448,794	68,980
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	10,193	627	96
Wuhu Bona	4,996	1,777	273
Investee funds of Gopher Capital GP Ltd.	5,346	39,903	6,133
Shanghai Noah Rongyao Insurance Broker Co., Ltd	—	8,304	1,276
Total	334,840	504,931	77,607

As of December 31, 2016 and 2017, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Investee funds of Gopher Assets	104,000	10,523	1,617
Total	104,000	10,523	1,617

As of December 31, 2016 and 2017, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31, (Amount in Thousands)
	2016	2017	2017
	RMB	RMB	US$
Investee funds of Gopher Assets	29,275	31,523	4,845
Wanjia Win-Win	543	—	—
Total	29,818	31,523	4,845

In December 2016, Shanghai Qinjie Investment (Limited Partnership), a investee fund managed by Gopher Asset, acquired 9.88% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd, one of the Company’s subsidiaries, at purchase price of RMB150 million..

In the second quarter of 2017, the Company transferred 100% shares of one subsidiary, Shanghai Noah Rongyao Insurance Broker Co., Ltd. to an entity owned by the Company’s shareholders, and two senior executives of the Company’s subsidiaries, at the price of RMB52,622. In the fourth quarter of 2017, the Company obtained significant influence over Shanghai Noah Rongyao Insurance Broker by acquiring 40% beneficial right through an agreement at a price of RMB 21,049.

During the years ended December 31, 2016 and 2017, donation made to Shanghai Noah Charity Fund were RMB6.0 million and RMB2.7 million, respectively.

19. Commitments

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2017 were as follows:

Years Ended December 31	RMB	US$
	(Amount in Thousands)
2018	67,163	10,157
2019	57,860	8,750
2020	44,736	6,765
2021	29,304	4,432
2022 and after	60,037	9,079
Total	259,100	39,183

Rental expenses were RMB75,964, RMB 92,972 and RMB 93,693 for the years ended December 31, 2015, 2016 and 2017, respectively.

20. Subsequent events

On April 12, 2018, US$ 25 million of the Convertible Notes have been converted to 1,085,542 ADS (542,771 shares) at contractual conversion price of US$ 23.03 per ADS.

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2017, was more than 25% of the Company’s consolidated net assets as of December 31, 2017.

a) Condensed balance sheets (Amount in Thousands, Except Shares Data)

	As of December 31
	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	364,864	612,867	94,196
Due from subsidiaries and VIEs	504,907	93,740	14,408
Other current assets	32,822	16,144	2,481
Total current assets	902,593	722,751	111,085
Investment in subsidiaries and VIEs	3,000,711	4,212,127	647,392
Non-current deferred tax assets	2,795	1,368	210
Other non-current assets	694	650	101
TOTAL ASSETS	3,906,793	4,936,896	758,788
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible notes	—	487,973	75,000
Other current liabilities	10,443	13,660	2,100
Total current liabilities	10,443	501,633	77,100
Convertible notes	555,440	—	—
Other non-current liabilities	8,773	6,003	918
Total liabilities	574,656	507,636	78,018
Shareholders’ equity
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 21,003,533 shares issued and 19,716,328 shares outstanding as of December 31, 2016 and 20,235,183 shares issued and 20,094,704 shares outstanding as of December 31, 2017	70	67	10
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,515,000 shares issued and outstanding as of December 31, 2016 and 8,465,000 shares issued and outstanding as of December 31, 2017	29	29	5
Treasury stock (1,287,205 ordinary shares as of December 31, 2016 and 140,479 ordinary shares as of December 31, 2017)	(130,439)	(40,267)	(6,190)
Additional paid-in capital	1,226,216	1,372,838	211,001
Retained earnings	2,241,694	2,883,169	443,135
Accumulated other comprehensive income	(5,433)	213,424	32,809
Total shareholders’ equity	3,332,137	4,429,260	680,770
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	3,906,793	4,936,896	758,788

b) Condensed statement of operations (Amount in Thousands, Except Shares Data)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Compensation and benefits	10,979	9,828	8,819	1,355
Selling expenses	374	90	34	5
General and administrative expenses	10,549	4,368	2,407	370
Total operating cost and expenses	21,902	14,286	11,260	1,730
Loss from operations	21,902	14,286	11,260	1,730
Other income (expenses):
Interest income	8,336	10,413	1,485	228
Interest expense	(16,050)	(19,289)	(20,858)	(3,206)
Investment income	25,507	—	886	136
Other income (expenses)	113	(969)	5,940	913
Total other income (expense)	17,906	(9,845)	(12,547)	(1,929)
Income before taxes and income from equity in subsidiaries and VIEs	(3,996)	(24,131)	(23,807)	(3,659)
Income tax expenses/(benefit)	3,524	3,299	(4,481)	(689)
Income from equity in affiliates	—	1,394	17,779	2,735
Equity in profit of subsidiaries and VIEs	536,297	663,267	773,432	118,874
Net income attributable to Noah shareholders	535,825	643,829	762,923	117,261

c) Condensed statement of comprehensive income (Amount in Thousands, Except Shares Data)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Net income	535,825	643,829	762,923	117,261
Other comprehensive income, net of tax				—
Change in cumulative foreign currency translation adjustment	4,882	19,324	(33,845)	(5,204)
Fair value fluctuation of available-for-sale investment (Note 4)	718	(4,710)	250,425	38,490
Fair value fluctuation of available-for-sale investment of affiliates	—	1,709	2,281	351
Other comprehensive income	5,600	16,323	218,861	33,637
Comprehensive income attributable to Noah Holdings Ltd. shareholders	541,425	660,152	981,784	150,898

d) Condensed statements of cash flows (Amount in Thousands, Except Shares Data)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Noah shareholders	535,825	643,829	762,923	117,261
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,979	9,828	8,819	1,353
Gain from equity in subsidiaries and VIEs	(536,297)	(663,267)	(773,432)	(118,874)
Equity in income of affiliates	—	—	(17,779)	(2,735)
Changes in operating assets and liabilities:
Amount due from subsidiaries and VIEs	(319,184)	39,012	335,064	51,501
Other current assets	(5,774)	(1,722)	16,721	2,570
Deferred tax assets	(576)	940	1,427	219
Uncertain tax position liabilities	(4,804)	—	—	—
Other current liabilities	7,942	(4,857)	3,217	494
Other non-current liabilities	1,822	(1,091)	(2,768)	(425)
Net cash (used in) provided by operating activities	(310,067)	22,672	334,192	51,364
Cash flows from investing activities:
Investment in subsidiaries and VIEs	(7,852)	—	—	—
Increase in investment in affiliates	(22,672)	(27,702)	(16,962)	(2,607)
Net cash used in investing activities	(30,524)	(27,702)	(16,962)	(2,607)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	4,351	4,539	19,692	3,027
Share repurchase	(44,586)	(12,602)	(31,288)	(4,809)
Proceeds from convertible notes	518,224	—	—	—
Net cash provided by (used in) financing activities	477,989	(8,063)	(11,596)	(1,782)
Effect of exchange rate changes	4,881	56,539	(57,631)	(8,858)
Net increase in cash and cash equivalents	142,279	43,446	248,003	38,117
Cash and cash equivalents—beginning of year	179,139	321,418	364,864	56,079
Cash and cash equivalents—end of year	321,418	364,864	612,867	94,196

e) Notes to condensed financial statements

1.	The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

2.	As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

3.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.