Form 20-F
period 2018-12-31
Noah Holdings Ltd
filed 2019-04-25
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

Building 2, 1687 Changyang Road,

Shanghai 200090, People’s Republic of China

(Address of principal executive offices)

Shang Yan Chuang, Chief Financial Officer

Noah Holdings Limited

Building 2, 1687 Changyang Road,

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,890,253 Class A ordinary shares issued, par value US$0.0005 per share, and 8,315,000 Class B ordinary shares issued, par value US$0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

•

“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for secondary market equity investments. For secondary market equity investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;

•	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;

•	“financial products” refer to products we distribute to clients, such as fixed income products, private equity products, secondary market equity products and insurance products;

•	“high net worth individual” refers to individuals with investable financial assets of no less than RMB6 million;

•	“mass affluent individuals” refer to the high end of the mass market, or individuals with RMB500,000 to RMB6 million of investable financial assets.

•	“NYSE” refers to the New York Stock Exchange;

•	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

•	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;

•	“registered clients” refer to clients who have finished our know-your-customer and anti-money laundering review process, but may or may not have purchased any products with us;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period;

•	“ultra high net worth individuals” refer to individuals with investable financial assets of no less than RMB100 million; and

•

“variable interest entity” or “VIE” refers to our variable interest entities in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. Unless otherwise noted, all translations from RMB to U.S. dollars (“USD” or “US$”) are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the industries in which we operate;

•	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;

•	our expectations regarding keeping and strengthening our relationships with product providers;

•	relevant government policies and regulations relating to the industries in which we operate;

•	our ability to attract and retain qualified employees;

•	our ability to stay abreast of market trends and technological advances;

•	our plans to invest in research and development to enhance our product choices and service offerings;

•	competition in the industries in which we operate;

•	general economic and business conditions in China and internationally;

•	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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

Our selected consolidated financial data presented below for the years ended December 31, 2016, 2017 and 2018 and our balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). Our selected consolidated financial data presented below for the years ended December 31, 2014 and 2015 and our balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited financial statements not included in this annual report.

Starting from the fourth quarter of 2015, we changed our reporting currency from the U.S. dollar to the Renminbi. Comparable data of prior periods have also been adjusted accordingly.

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands except per share data)
Revenues
Total revenues	1,617,160	2,232,696	2,561,636	2,846,006	3,310,062	481,430

Less: business taxes and related surcharges	(88,674)	(112,769)	(48,064)	(19,098)	(20,454)	(2,975)

Net revenues	1,528,486	2,119,927	2,513,572	2,826,908	3,289,608	478,455

Operating costs and expenses:
Compensation and benefits	(737,459)	(1,164,492)	(1,300,405)	(1,407,372)	(1,564,192)	(227,502)
Selling expenses	(147,265)	(263,815)	(322,667)	(320,462)	(412,720)	(60,028)
General and administrative expenses	(151,626)	(170,929)	(234,488)	(248,878)	(279,387)	(40,635)
Other operating expenses	(29,961)	(94,624)	(151,088)	(147,318)	(169,368)	(24,634)
Government subsidies	90,932	132,709	162,365	74,156	62,583	9,102

Total operating costs and expenses	(975,379)	(1,561,151)	(1,846,283)	(2,049,874)	(2,363,084)	(343,697)

Income from operations:	553,107	558,776	667,289	777,034	926,524	134,758

Other income (expenses):
Interest expenses	—	(16,050)	(19,289)	(24,128)	(10,028)	(1,459)
Interest income	38,902	39,699	39,539	45,020	69,841	10,158
Investment income	23,551	51,955	48,537	67,343	48,616	7,070
Other income (expense), net	(13,961)	456	(2,531)	3,542	(23,356)	(3,397)

Total other income	48,492	76,060	66,256	91,777	85,073	12,372

Income before taxes and income from equity in affiliates	601,599	634,836	733,545	868,811	1,011,597	147,130
Income tax expense	(151,293)	(129,887)	(157,997)	(199,085)	(222,320)	(32,335)
Income from equity in affiliates	13,584	21,353	22,343	92,136	14,469	2,104

Net income	463,890	526,302	597,891	761,862	803,746	116,899
Less: net income (loss) attributable to non-controlling interests	17,333	(9,523)	(40,602)	(13,745)	(7,551)	(1,098)
Less: income (loss) attributable to redeemable non-controlling interest of a subsidiary	—	—	(5,336)	6,483	—	—
Less: deemed dividend on non-controlling interest of a subsidiary	—	—	—	6,201	—	—

Net income attributable to ordinary shareholders of Noah Holdings Limited	446,557	535,825	643,829	762,923	811,297	117,997

Net income per share
Basic	16.02	19.08	22.87	26.98	27.70	4.03
Diluted	15.82	18.31	22.08	25.90	26.67	3.88
Net income per ADS(1)
Basic	8.01	9.54	11.44	13.49	13.85	2.01
Diluted	7.91	9.15	11.04	12.95	13.33	1.94
Weighted average number of shares used in computation:
Basic	27,873,501	28,085,521	28,150,139	28,275,637	29,288,401	29,288,401
Diluted	28,227,823	30,145,976	30,036,763	30,233,823	30,710,540	30,710,540
Dividends declared per share	—	—	—	—	—	—

Note:

(1)	Two ADSs represent one Class A ordinary share.

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	1,750,205	2,132,924	2,982,510	1,906,753	2,704,091	393,294
Total assets	2,674,803	4,096,995	5,956,489	6,494,854	8,014,264	1,165,625
Total current liabilities	692,755	966,831	1,575,711	1,823,327	1,591,073	231,412
Total liabilities	734,931	1,562,999	2,234,553	1,987,108	1,838,887	267,455
Redeemable non-controlling interest of a subsidiary	—	—	330,664	—	—	—
Total equity	1,939,872	2,533,996	3,391,272	4,507,746	6,175,377	898,170

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact. A reconciliation of adjusted net income attributable to Noah shareholders from net income attributable to Noah shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensation and unrealized gain or loss from fair value changes of equity securities, with an add back of the gain or loss from sales of equity securities. All tax expense impact of such adjustments would be also considered. Beginning in 2018, we included gain or loss from fair value changes of equity securities (unrealized) as well as gain or loss from sales of equity securities in deriving the adjusted net income attributable to Noah shareholders after adopting Accounting Standards Update (“ASU”) 2016-01.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, fair value changes of equity securities (unrealized), adjusting for sale of equity securities, and net of relevant tax impact. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to GAAP, we recognized significant amounts of expenses for all forms of share-based compensation as well as unrealized gains and losses generated from fair value changes of equity securities (net of tax impact). To make our financial results comparable period by period, we utilize non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results (unaudited)

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Net income attributable to Noah shareholders	446,557	535,825	643,829	762,923	811,297	117,997
Adjustment for share-based compensation related to:
Share options	9,043	33,912	39,008	51,054	45,973	6,687
Restricted shares	23,647	33,760	40,163	42,581	66,790	9,714
Less: loss from fair value changes of equity securities (unrealized)	—	—	—	—	(39,557)	(5,753)
Add: Gains from sales of equity securities	—	—	—	—	45,240	6,580
Less: Tax effect of adjustments	5,406	13,424	15,870	19,185	(1,966)	(286)

Adjusted net income attributable to Noah shareholders (non-GAAP)	473,841	590,073	707,130	837,373	1,010,823	147,017

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management and other financial services capabilities. Over the last five years, we have experienced rapid growth, with our net revenues increasing at a compound annual growth rate (“CAGR”) of 21.1% from 2014 to 2018. We cannot assure you that we will grow at our historical rate of growth. While we seek to continuously develop new financial products and/or services, it is difficult to predict whether our new financial products and services will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively and makes the prediction of future results of operations difficult. As a result, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future.

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

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of our clients or prospective clients, are critical to our business. Our reputation and brand recognition are vulnerable to threats that are difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless. Moreover, any misconduct or allegations of misconduct by managers of third-party funds we distribute could result in negative media publicity and affect our reputation and the confidence of our clients. Furthermore, any negative media coverage about the financial service industry in general or product/service quality problems in the industry, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, financial product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Poor investment portfolio performance may lead to a decrease in AUM and reduce revenues from and the profitability of our asset management business.

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. As a portion of our revenues of our asset management business comes from performance-based fees, which are typically based on how much the returns on our managed accounts exceed a certain threshold return for each investor, we will not earn performance-based fees if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of performance-based income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer AUM and lower fees for us. To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of financial products are based on commission and fee rates negotiated with financial product providers, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

While a portion of our revenues are derived from fees and commissions paid by our clients, we derive a significant portion of revenues from recurring fees and commissions paid by financial product providers, which are negotiated and vary from product to product. Recurring fees and commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product providers. These factors, which are not within our control, include the capacity of product providers to place new business, profits of product providers, client demand and preference for financial products, the availability of comparable products from other product providers at a lower cost, the availability of alternative financial products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of financial products that we distributed or managed may have a significant impact on our bargaining power with product providers in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the financial products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates would adversely affect our revenues, cash flow and results of operations.

The financial products we distribute are supplied by a limited number of financial product providers; and the renegotiation or termination of our relationships with such financial product providers could significantly impact our business.

The financial products we distribute are supplied by a selected number of financial product providers, including private equity firms, real estate fund managers, securities investment fund managers, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major asset managers and product providers in the market, due to our stringent screening process and rigorous risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product providers, and thus we rely on our relationships with those important product providers. In 2016, 2017 and 2018, our top three independent financial product providers accounted for approximately 17.3%, 36.1% and 44.5% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with financial product providers are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant financial product. For any new financial products, new agreements need to be negotiated and entered into. If financial product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

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

Our lending services business is subject to credit risks, which could adversely affect our results of operations.

There are inherent risks associated with our lending services business operated by our subsidiary Noah Rongyitong (Wuhu) Microfinance Co., Ltd. (“Rongyitong”), including credit risk which is the risk that borrowers may not repay the outstanding loans balances. These borrowers are primarily individuals and generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Moreover, since a portion of the loans made by Rongyitong are collateralized by real property, any decrease in real estate prices could adversely affect the values of these collaterals, which may in turn have a negative impact on the ability of borrowers to repay their loans and further adversely affect Rongyitong’s operating results and financial condition. Conditions such as inflation, employment levels, local policy changes and other factors beyond our control may increase our credit risk more than such events would affect larger lenders.

Our other financial services business segment involves relatively new business models and may not be successful.

Our other financial services business segment is comprised of several business lines, including our online wealth management services, lending services, and payment technology services. Many elements of our other financial services business are relatively unproven, and the markets for these services in China are relatively new, rapidly developing and subject to significant challenges. Although we intend to devote additional resources to expanding our other financial services and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for them. In addition, our other financial services business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. If we are unable to successfully develop our other financial services into profitable businesses, our business and revenues would be materially and adversely affected.

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management, asset management and other financial services industries in China are all undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our ability to compete in this environment is also affected by license requirements for the distribution of financial products, the provision of asset management and certain other financial services imposed on businesses operating in such industries. Our future success in each of these areas of our business will depend in part on our ability to continue to maintain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis. In distributing financial products, we face competition primarily from other wealth management companies, commercial banks, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds or fixed income funds. In addition, our other financial services business segment faces competition from a range of financial service providers which offer similar services in China. As part of China’s reform and opening policy, the Chinese government has further liberalized the financial sector in 2018, including relaxing the limits on foreign ownership of joint ventures in China’s financial sectors such as banking, securities and insurance companies. If such liberalization continues, we may face additional competition in the industries in which we operate and our market share might be threatened or taken by foreign competitors or their joint ventures operating in the Chinese financial market.

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

The financial industry is increasingly influenced by frequent new product and service introductions and evolving industry standards. We believe that our future success will depend on our ability to continue to anticipate product and service innovations and to offer additional products and services that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, products and services that our competitors develop or introduce may render our products and services less competitive. As a result, our failure to respond to product and service innovation that may affect our industry in the future may have a material adverse effect on our business and results of operations.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2018. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control system, our financial statements could contain material misstatements and we could fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Our business is subject to the risks associated with international operations.

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of China representing 22.8% of our total revenues in 2018. We started conducting business in Hong Kong in 2012, expanded our business to Taiwan in 2014 and launched offices in Silicon Valley in 2016, Vancouver, Melbourne and New York in 2017 and Singapore in 2018. Expanding our business internationally exposes us to a number of risks, including:

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in understanding local markets and culture and complying with unfamiliar laws and regulations;

•	unexpected legal or regulatory changes in local markets;

•	fluctuations in currency exchange rates;

•	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;

•	difficulty in recruiting and retaining qualified personnel;

•	potentially adverse tax consequences; and

•	increased costs associated with doing business in foreign jurisdictions.

Certain of the financial products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in China.

Certain of the financial products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2016, 2017 and 2018, the total value of financial products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 29.4%, 19.8% and 33.0% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM decreased from 19.2% in 2016 to 7.8% in 2017, and increased to 9.9% in 2018.

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

In addition, the Asset Management Association of China (the “AMAC”) released the Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4, or the No. 4 Filing Rules, on February 13, 2017 to regulate investments in the real estate area by securities and futures institutions. According to the No. 4 Filing Rules, the AMAC will not accept the filing application of private asset management plans or private funds investing into ordinary residential properties in “popular cities,” including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment and other specific ways of investment which are identified in the No. 4 Filing Rules. However, we cannot assure you that the PRC government would promulgate other real estate related laws and policies that may affect our business.

If we breach our fiduciary duty as the general partner or fund managers of the funds, our results of operations will be adversely impacted.

Neither the principal nor the return of the products we distribute and/or manage is guaranteed by us. As such, we do not bear any liabilities for any loss to the capital of the products, provided that (i) the distribution and management of the concerned products are conducted in the normal course of business; (ii) we have no fraud or gross negligence during the course of distribution and management, and have no intentional misconduct which will harm the interests of either the fund or the limited partners, and (iii) we have not conducted any other acts which are deemed to breach our fiduciary duty. Because we serve as the general partner or manager for the funds, we have fiduciary duty to the limited partners or the investors. Our asset management business is subject to inherent risks if we are deemed to breach our fiduciary duty. If we are deemed to breach our fiduciary duty, such as by failing to establish and/or implement appropriate controls for the handling and processing of our clients’ cash investments, we may be exposed to risks and losses. We also could experience losses on our principal in a fund taking the form of limited liability partnership for which we act as the general partner, as the general partner shall bear unlimited joint and several liability for the debts of such limited liability partnership. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, it is unclear whether our assets will be subject to third-party claims arising out of losses or liabilities incurred by contract-based private funds we manage and we cannot assure you that our assets will not be exposed to such claims. If the assets managed by our asset management business become exposed to such claims, our future growth will be materially and adversely affected.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the financial products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on the online service platform provided through our website www.noahgroup.com as well as our mobile applications, such as Wei Nuo Ya and Cai Fu Pai, to provide our clients with updated information about their historical purchases, the status of the products they purchased and various other notifications. Maintaining and improving our technology infrastructure requires significant levels of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. Any such future occurrences could reduce customer satisfaction, damage our reputation and our financial condition, results of operations and business prospects, as well as our reputation, could be materially and adversely affected.

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

Our future success depends heavily on the continued services of our current executive officers and senior management team. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. Qualified employees are in high demand across the financial service industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of our senior management to work effectively as a team.

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

We rely heavily on our relationship managers to develop and maintain relationships with our clients for our wealth management business. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient high quality relationship managers to support our further growth. In some of the regional centers where we have recently established or plan to establish service centers, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract, train and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating cost and reduce our profitability.

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

Standard & Poor’s Global Ratings (“S&P”) has given us an investment grade long-term credit rating. We cannot provide assurance that our current rating will remain in effect for any given period of time or will not be lowered or withdrawn entirely by S&P if, in its judgment, circumstances so warrant. Any decision by S&P to downgrade our rating in the future, particularly below investment grade, could restrict our access to, and negatively impact the terms and conditions of future financings. Specifically, if our rating is downgraded and we decide to conduct more financings, such as obtaining bank loans, our borrowing costs would increase. In addition, we may not be able to obtain favorable credit terms or lenders may require us to provide collateral, letters of credit, or other forms of security, which would increase our operating costs.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interests in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have experience and a good track record in providing value-added telecommunications services (“VATS”) overseas. In addition, we act as the general partner or investment manager of some funds which invest into other equity investment funds or companies. In order to comply with the PRC regulatory restrictions on foreign investment in certain industries, the underlying fund manager or the company will usually require that investors shall not be foreign-invested entities or the foreign capital percentage shall be limited to a specified ceiling.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises (“FIEs”). To comply with PRC laws and regulations, we rely on contractual arrangements with our consolidated variable interest entity, Noah Investment, and its affiliates to operate a portion of our operations in China, including asset management business and certain other restricted services. Our contractual arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (2) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Shanghai Noah Investment (Group) Co., Ltd. (“Noah Group”); and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours. Our variable interest entity, Noah Investment, and its subsidiaries generated RMB435.1 million, RMB444.3 million and RMB714.5 million (US$103.9 million) in net revenues in 2016, 2017 and 2018, respectively, which contributed 17.3%, 15.7% and 21.7% of our total net revenues in the respective years. For further detail on these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

One of the shareholders of Noah Investment recently ceased to be a PRC citizen. We are in the process of transferring the equity owned by such shareholder and are working with the relevant regulators to ensure compliance with applicable requirements. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009) (the “M&A Rules”) issued by the MOFCOM on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause the company to cease to be deemed a domestic company. However, if we fail to complete such transfer, then when the funds for which we act as the general partner or investment manager invest into other equity investment funds or companies in China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries if Noah Investment has a non-PRC citizen as a shareholder. This may limit our potential investment opportunities due to restrictions of foreign investments in certain industries in China, thus adversely affect our asset management business.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated variable interest entity, Noah Investment, and its shareholders, is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC legal counsel that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including with respect to the PRC Foreign Investment Law discussed below, the M&A Rules, and the Telecommunications Regulations, the Provisions on the Regulation of Insurance Brokers and the relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce (the “MOFCOM”), the Ministry of Industry and Information Technology (the “MIIT”), China Securities Regulatory Commission (the “CSRC”), the AMAC, China Banking and Insurance Regulatory Commission (the “CBIRC”, which resulted from the merger of the China Banking Regulatory and Commission (the “CBRC”) and the China Insurance Regulatory Commission (the “CIRC”) on April 9, 2018 as a result of commission reform) or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity and enforceability of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

As noted above, we rely on contractual arrangements with our variable interest entity, Noah Investment, and its shareholders to operate a portion of our operations in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. If our consolidated variable interest entity or its shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated variable interest entity is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interests in our consolidated variable interest entity, including such equity interests, may be put under court custody. As a consequence, we cannot be certain that the equity interests will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interests. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under the current contractual arrangements, as a legal matter, if our variable interest entity or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. However, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the People’s Bank of China (“PBOC”) according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

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

We rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Noah Group currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

In addition, our PRC subsidiaries and variable interest entity and its subsidiaries are required to maintain certain statutory reserves and may also allocate a portion of their after-tax profits to staff welfare and bonus funds, which in each case are not distributable as cash dividends except in the event of liquidation. Any limitation on the ability of our PRC subsidiaries and affiliated entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

Currently, investment activities in the PRC by foreign investors are principally governed by the Catalog for the Guidance of Foreign Investment Industry (the “Guidance Catalog”), which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission (the “NDRC”), as well as certain other foreign investment laws and, rules and regulations. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Guidance Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, the MOFCOM and the NDRC released the Special Administrative Measures (Negative List) for Foreign Investment Access (2018) (the “2018 Negative List”) on June 28, 2018 which became effective on July 28, 2018 and amended the Guidance Catalog. Pursuant to the 2018 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a VATS provider (excluding e-commerce). In addition, any such foreign investor must have experience in providing VATS overseas and maintain a good track record. We act as the general partner of some funds which invest into other equity investment funds or companies. In order to comply with PRC regulatory restrictions on foreign investment in certain industries, the underlying fund manager or the company will usually require that investors may not be FIEs, or the foreign capital percentage shall be limited to a specific percentage ceiling.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law (the “FIL”), which will take effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law (the “Existing FIE Laws”) together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment.”

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. However, substantial uncertainties still exist in relation to the interpretation and implementation of current and future PRC laws and regulations, including the FIL, especially in regard to the permissibility of variable interest entity’s contractual arrangements. While the FIL does not comment on the concept of “de facto control” and does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. We cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our variable interest entity through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL or any other future laws, administrative regulations or provisions deem contractual arrangements as a type of foreign investment, when the funds that we act as the general partner invest into other equity investment funds or companies in China (either directly or through the investments in other equity investment funds), there could be a risk that such funds or companies may be deemed as having foreign investment in their shareholding structure when governmental authorities review such funds or investee companies’ applications for certain approvals or licenses in industries that are subject to foreign investment restrictions. Any such future changes in applicable laws or regulations could reduce the investment opportunities available to us.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and variable interest entity or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entity. We may make loans to our PRC subsidiaries and variable interest entity, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as FIEs under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities, according to the Circular of the PBOC on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017. The limit for the total amount of foreign debt is two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be approved by the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”) which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a FIE may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a FIE to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debt securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

The laws and regulations governing the wealth management, asset management and other financial services industries in China are developing and subject to further changes.

To date, the relevant regulatory authorities and AMAC have released many laws and regulations governing the wealth management, asset management and other financial services industries in China, including regulations over private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not yet adopted a unified regulatory framework yet.

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

As the regulators of the wealth management and asset management industries in China are enhancing their supervision over the industry, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. For example, on April 27, 2018, PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (the “Guidance Opinions on Asset Management”), which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. But if there are no such laws and regulations addressing particular topics, then the Guidance Opinions on Asset Management will be applied. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. CBIRC has also issued specific implementation rules in the industries subject to its regulations. But CSRC/AMAC have not issued specific implementation rules with respect to private funds. We will continue to monitor any new rules in this area and engage in discussions with AMAC to ensure that we remain in compliance. To date, thirteen subsidiaries of our PRC variable interest entity, Noah Investment, have successfully completed the private fund manager registration with AMAC. As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

In addition, our subsidiaries or variable interest entity may need to obtain necessary licenses to carry out financial services from the central and/or local government, the governing rules of which are developing and might conflict with each other. For example, our lending service subsidiary, Rongyitong, has been granted a permit to carry out such business by the local government of Anhui Province. The Guidance on the Pilot Establishment of Small Loan Companies (“Small Loan Guidance”), jointly promulgated by the CBRC and the PBOC, requires that the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. The Anhui local rule provides, however, that the shareholding percentage of the founding shareholder shall not exceed 20% in principle unless approved by the local financial bureau. As the Anhui financial bureau has granted us approval of our shareholding structure, Noah Group is a founding shareholder of Rongyitong and holds 35% equity interests in it. For the shareholding structure of Rongyitong, see “Item 4 Information on the Company—C. Organizational Structure”. Under the Notice on Regulation and Renovation of the Cash Loan Business promulgated on December 1, 2017, the local government is required to examine and review small loan companies with respect to their business and capital contributions. We cannot be certain whether we will be required to transfer a portion of our equity interests in Rongyitong to third parties to comply with the Small Loan Guidance. If that were to occur, such transfer could affect our overall control of Rongyitong. The local authorities have broad discretion in implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan limitation on operating territory and restrictions on financing. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. Therefore, if the local regulatory authorities make unfavorable interpretation against our small loan business model, or modify the local regulatory policies on small loan in the future, our small loan business operation might be restricted and Rongyitong may not be able to continue to grow at its historical rate of growth.

The laws and regulations governing the Internet financial service industry in China are developing and subject to changes.

Due to the relatively short history of the Internet financial service industry in China, the PRC government has not adopted a comprehensive regulatory framework governing the industry although an increasing number of new policies and guidelines are being adopted by the PRC government in this area. As the Internet financial service business in China is new and rapidly evolving, new laws and regulations may be adopted from time to time and we may be required to obtain additional licenses and permits beyond those we currently hold or are applying for. Currently, there are ad hoc laws and regulations applicable to elements of Internet financial service-related businesses, such as laws and regulations governing payment related business and VATS. While our subsidiary Shanghai Noah Yijie Internet Technology Co. Ltd. has successfully obtained the required Internet content provider license, there is no guarantee that we will be able to obtain all requisite licenses for our online wealth management services business.

In addition, in July 2015, the PBOC, together with nine other PRC regulatory agencies, jointly issued a series of policy measures applicable to the Internet financial service industry titled the Guidelines on Promoting the Healthy Development of Internet Finance (the “Guidelines”). The Guidelines formally introduced the regulatory framework and basic principles for the Internet financial service industry in China, including but not limited to Internet payment, online lending, equity crowd-funding, Internet fund sales, Internet insurance, Internet trust and Internet consumer finance. Relevant regulators have issued rules and regulations addressing different issues in the Internet financial service industry. While we have taken measures to comply with the applicable laws and regulations and obtain the licensing and permits that are applicable to our business operations, these laws, rules and regulations are issued by different central, provincial and local governments and enforced by different local authorities with broad discretion in implementing and enforcing them. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. As such, we cannot assure you that our online wealth management services business would not be deemed to violate any applicable PRC laws or regulations, that our online wealth management services business will comply with the applicable regulatory regime or that we will be able to maintain our existing licenses and permits, renew any of them when their current term expires. If we fail to comply with any such laws or regulations, or if we otherwise become subject to enforcement actions under such laws or regulations, we may face significant monetary, reputational or other harm to our business, including fines, restrictions on our activities or revocation of our licenses.

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Starting in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceedings against the “big four” PRC-based accounting firms were deemed dismissed with prejudice at the end of four years starting from the settlement date, which was February 6, 2019. We cannot predict if the SEC will further challenge the “big four” PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, it is possible that we will be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations such as us may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934 (the “Securities Exchange Act”), including possible delisting or deregistration. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

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

Economic conditions in China are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in China, our business and prospects may be affected by economic conditions or changes in the financial markets in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the financial products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased investment by our existing clients. Additionally, we earn recurring service fees on certain financial products over a period of time after the initial sale. Clients may redeem or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of financial product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

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

Under these foreign exchange rules and regulations, PRC residents are required to complete SAFE registration before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle (“SPV”) directly established, or indirectly controlled, by them for the purpose of investment or financing. Such foreign exchange regulations and rules further require that when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes on a timely basis.

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

We have requested PRC residents holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required by these foreign exchange regulations. We believe that such shareholders and beneficial owners have completed the required registrations. We cannot assure you, however, that the shareholders will complete any necessary amendment registrations and filings with the local SAFE branch in a timely manner. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

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

We and our employees who are “domestic individuals” and have been granted share options (the “PRC optionees”), became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our PRC optionees have completed the registration requirement under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis as new awards are granted. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration of Taxation (the “SAT”) has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. However, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. We cannot guarantee that our current practices will comply with future interpretations of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rule, and any failure to comply could subject us to fines and other legal sanctions.

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

Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), dividends generated after January 1, 2008 and payable by a FIE in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC tax resident enterprise, directly holds at least 25% of the equity interests in a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, our Hong Kong subsidiaries, such as Noah Insurance (Hong Kong) Limited (“Noah Insurance”), are able to enjoy the 5% withholding tax rate for the dividends they receive from their PRC subsidiaries in which they hold a more than 25% of the equity interests if they satisfy the conditions prescribed in relevant tax rules and regulations and obtain the approvals as required. However, if Noah Insurance is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned PRC subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law (“Implementation Rules”), an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2018, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015 (“SAT Circular 7”). Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposition of equity interests in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, in spite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, an indirect transfer falling into the scope of certain safe harbors under SAT Circular 7 may not be subject to PRC tax. Such safe harbors include qualified group restructuring, secondary market equity trading and tax treaty exemptions.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$34.20 to US$69.56 in 2018. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies whose shares are traded in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	announcements of studies and reports relating to the quality of our products and services or those of our competitors;

•	changes in the performance or market valuations of other companies in the industries in which we operate;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the industries in which we operate;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	addition or departure of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2019, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 27.7% of our share capital and controlled 60.1% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, we had 22,415,902 Class A ordinary shares outstanding, including 18,683,945 Class A ordinary shares represented by ADSs. Except for the restricted ADSs representing 1,851,336 Class A ordinary shares held by affiliates of Sequoia Capital China, the rest of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2018, we believe that we were not a PFIC for that year. However, the U.S. Internal Revenue Service (the “IRS”) does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC.

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

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2019, or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or Class A ordinary shares declines, our risk of becoming a PFIC may substantially increase. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2019 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

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

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to the ADSs as discussed under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules”) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable (in which case, special rules apply). Certain elections, such as a qualified electing fund, or QEF, election or a mark-to-market election may be available to mitigate certain of the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. holder to make a QEF election if we are classified as a PFIC, and a U.S. Holder may not be able to make a mark-to market election. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations and Rules.”

The Common Reporting Standard could subject us to certain new information reporting and withholding requirements.

The Organization for Economic Cooperation and Development (the “OECD”) has developed a Common Reporting Standard (the “CRS”) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by many jurisdictions. Effective on January 1, 2017, CRS and its implementing legislations in China and Hong Kong require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between China and Hong Kong officially came into effect. Hong Kong and China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information. While CRS was modeled on the U.S. Foreign Account Tax Compliance Act (the “FATCA”), the scope, coverage and volume under CRS are significantly greater than that under FATCA, which requires non-U.S. institutions to report to the IRS if U.S. tax payers have an account with the non-U.S. financial institution and have met the standard of the overseas financial assets. As the reporting requirement under CRS is burdensome, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in China, Hong Kong and other jurisdictions subject to CRS in which we conduct or may conduct business in the future.

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

In August 2005, our founders started our business through the incorporation of Noah Investment. In 2007, affiliates of Sequoia Capital, a well-known venture capital fund based in the United States, invested in our business. On November 10, 2010, we were listed on the New York Stock Exchange and became China’s first listed independent wealth management company.

Since 2010, Gopher Asset Management Co., Ltd. and its subsidiaries (collectively “Gopher Asset Management” or “Gopher”) were established as our asset management business. The business scope covers private equity investment, real estate investment, secondary market equity investment, credit investment, and multi-strategy investment.

In 2012, Noah Upright Fund Distribution Co., Ltd. (“Noah Upright”, formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.), a wholly owned subsidiary of Noah, obtained the “No. 001” fund distribution license from the CSRC. In February 2012, Noah Holdings (Hong Kong) Limited (“Noah HK”) was established and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission (“Hong Kong SFC” or the “SFC”), as well as an insurance broker license in Hong Kong, and we officially launched our overseas business expansion. We further expanded our overseas presence, launching offices in Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore since 2014, and obtaining family trust licenses in Hong Kong and Jersey Island, as well as insurance brokerage licenses in the United States and Canada.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. Our principal executive offices are located at Building 2, 1687 Changyang Road, Yangpu District, Shanghai, China and Building F, 32 Qinhuangdao Road, Yangpu District, Shanghai, China. Our telephone number is (86) 21 8035-9221. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Significant Developments in 2018

Stable Business Volume and Sustainable Revenue Sources

In 2018, we achieved satisfactory operating results in both our wealth management and asset management businesses despite the challenging market environment. In the wealth management area, our transaction value for financial products was RMB110.0 billion (US$16.0 billion) for the year ended December 31, 2018, and the AUM of our asset management business was RMB169.2 billion (US$24.6 billion) as of December 31, 2018. Our largest asset class, private equity investments, reached an all-time high AUM of RMB100.2 billion (US$14.6 billion), representing 59.2% of the total AUM, as of December 31, 2018.

We provide a diversified range of financial products, especially in the alternative investment area. We believe this has enhanced our resilience to economic cycles and enabled us to cater to high net worth clients’ demands under different market situations. Moreover, due to the long-duration of some of our investment products and our accumulation of assets for a long period of time, the contribution of recurring service fees to our total revenues has been continuously increasing, from 49.5% for the year ended December 31, 2017 to 53.7% for the year ended December 31, 2018.

Client Segmentation and Comprehensive Service System

With the financial markets remaining volatile and the enhanced sophistication of individual investors in China, the demands from high net worth clients for asset allocation services and comprehensive financial services have increased significantly in the Chinese market. We started our ultra high net worth clients services in 2015, and the number of our highest level “black card” clients has increased by 30% in the past year to 748 as of December 31, 2018, with their total AUA exceeding RMB60 billion (US$8.7 billion).

We have also been continuously upgrading our core customer service system, and providing high-quality value-added services to ultra high net worth clients, including, among others, family trust planning, global insurance planning, tax planning, estate and wealth transfer services. Through these endeavors, we have been able to develop a deeper connection with our core clients and a more comprehensive understanding of their long-term wealth management needs.

Multi-strategy Funds and Family Office Businesses

With increasing brand awareness of the Noah and Gopher brands among our clients, Gopher’s multi-strategy funds have also been garnering greater attention. Gopher launched its first multi-strategy investment fund in 2014, and expanded the product line to a series of multi-currency, multi-strategy funds, as well as customized separately managed accounts for large clients, in order to cater to different risk appetites of clients.

We also started our single family-office business in 2018 in cooperation with ultra high net worth clients. With this service, Gopher’s investment professionals work closely with the clients to develop customized investment strategies based on a deep understanding of their objectives and utilize the operational resources of both Noah and Gopher to establish and operate their family offices.

As of December 31, 2018, total AUM related to our multi-strategy and family office businesses had increased by 86% year-over-year, to RMB6.7 billion (US$1.0 billion).

B.	Business Overview

Founded in 2005, Noah is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. Substantially all our RMB-denominated financial products are managed and distributed in China while our Hong Kong subsidiary, Noah HK, serves as our offshore booking center where substantially all USD-denominated and other foreign currency denominated products are managed and distributed. We have also launched various other financial services, including our lending services, online wealth management service platform, and payment technology services.

With over 13 years of operating experience, we continue to distribute and manage financial products and provide comprehensive financial services to our high net worth clients, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Business Segments

Wealth Management

Noah’s wealth management business provides financial products and tailored services to high net worth clients inside and outside of China. We screen products and services from a wide array of providers. Our clients, mainly high net worth and ultra high net worth individuals, benefit from our comprehensive services, expertise and capacities, including wealth planning, trust services, investor education services, and philanthropy, among others. We serve our clients through a network of more than 1,500 relationship managers across 313 service centers in 83 cities in China. Furthermore, to meet our clients’ needs for global investment opportunities, we have established wholly owned subsidiaries in Hong Kong, Taiwan, United States, Canada, Australia and Singapore, with Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 9 (Asset management) licenses in Hong Kong, as well as insurance broker licenses in Hong Kong, the United States and Canada.

As a pioneer in China’s independent wealth management industry, we have been upgrading our product and service offerings to satisfy the evolving demands of Chinese high net worth population. As the wealth management industry in China is still early in stage, the number of high net worth and ultra high net worth clients and the amount of investable financial assets held by them are expected to increase for the foreseeable future. We believe that with our dedication in the wealth management industry, in-depth understanding of clients’ demands and long-term development strategies, our wealth management business will continue to deliver sustainable growth and play a leading position in the market.

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

Through our rigorous product selection and risk management processes, we have established long-term relationships with the top tier fund managers in various asset categories. CV Info, one of China’s leading third-party private equity information providers, published its 2018 Annual List of Chinese Venture Capital and Private Equity Investment Institutions (“CV Info’s 2018 Annual List”) in April 2019, and we have cooperated with 16 out of the top 20 private equity fund managers, and 18 out of the top 20 venture capital fund managers named on that list. In secondary market equity areas, we also cooperate with top fund managers. Historically we have offered 4,514 mutual fund products and 6,703 private fund products sourced from more than 500 product providers since our establishment, with an accumulated transaction value of RMB608.2 billion (US$94.1 billion).

Comprehensive Services

In addition to the financial products we provide to our clients, we develop and provide tailored value-added financial and related services to our clients to better serve their needs, including investor education, corporate registration and tax planning, trust services and philanthropy, among others.

•

Investor Education: We conduct our investor education services through our subsidiary Enoch Education, which offers various types of training programs to high net worth individuals and their families. Programs include wealth planning, market insights, and overseas tours and entrepreneurship camps. We charge attendees fees for these events which depend primarily on the length and location of the programs. Our partner universities include Shanghai University of Finance and Economics in China, Oxford University in U.K., and the University of Pennsylvania in the U.S. among others.

We believe that Enoch Education is an important tool for building our business as it increases the financial sophistication of our clients and enables us to broaden our relationships with them, all of which enhance their loyalty and willingness to invest with us.

•

Trust Services: Founded in 2014, Ark Trust (Hong Kong) Limited (“Ark Trust HK”) is one of the first family trust service companies registered overseas among the independent wealth management companies in China. Ark Trust HK provides a full range of services to high net worth clients and enterprises, including family trust and fiduciary services, employee stock ownership plans, charitable trust services, offshore corporate services, and wealth planning services.

In April 2016, we established Ark Trust Jersey in the Island of Jersey with a trust license from the Jersey Financial Services Commission. Jersey is a major center for offshore trust services, and Ark Trust Jersey works with one of Jersey’s largest professional services organizations to provide a full range of trust services to our clients, including establishing and managing Jersey companies, private trusts, and private foundations.

•

Corporate Services: We provide corporate services to assist our clients’ businesses on various aspects such as government registration, tax planning and back office leasing. We believe that through these corporate services, we are able to further expand the range of our services and deepen the relationship with our existing clients.

•

Insurance Services: We provide insurance services to our high net worth clients, including life insurance, critical illness insurance, commercial medical insurance, annuity insurance, corporate employee benefits insurance as well as risk management consulting and claims assistance services. We have obtained insurance broker licenses in China and Hong Kong, and life insurance broker licenses in several states in the United States and British Columbia, Canada, aiming to serve Chinese high net worth clients in both onshore and overseas markets.

Revenue Model

Our wealth management business generates revenues primarily from financial products and services we offer to our clients in four ways: (1) one-time commissions paid by clients or product providers when clients purchase financial products offered by us, (2) recurring service fees paid by our product providers and clients, (3) sharing of a portion of the performance-based income earned by managers who manage the funds and products, and (4) revenues from comprehensive wealth services we provide, especially the revenues of our investor education subsidiary, Enoch Education. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Clients and Coverage Network

Our wealth management business focuses on distributing financial products and providing services to high net worth clients in China and overseas. In addition, we adopted a “black card” strategy in 2015, which targets ultra high net worth clients, offering them prioritized investment opportunities and tailor-made financial services. As of December 31, 2018, we had 260,285 registered clients, an increase of 39.3% compared with December 31, 2017, and active clients who purchased financial products provided or distributed by us reached 13,628 during the year ended December 31, 2018, an increase of 7.1% compared with the corresponding period of 2017. The average transaction value per active client for the year ended December 31, 2018 reached RMB8.1 million (US$1.2 million), maintaining our industry leading position.

Headquartered in Shanghai, our sales network includes 313 service centers strategically located in 83 cities in China, covering multiple developed regions where the country’s high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open service centers at locations with concentrated high net worth population and strong regional economies. The cities where we have opened service centers cover all tier one and tier two cities and key provincial capitals in China. We have also expanded our overseas wealth management presence with offices now in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore.

Relationship Managers

Our relationship managers serve a selected number of high net worth clients to help them achieve their financial goals with a high level of services, resources and market insights. Relationship managers primarily focus on tailoring an investment strategy based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments which we offer. Our holistic approach incorporates comprehensive strategic and tactical asset allocation, trust services, insurance solutions, cash management and personalized estate and financial planning, including wealth inheritance strategies and family office services like philanthropy management, family governance and wealth education.

We place a significant emphasis on recruiting, training and motivating our relationship managers, with the goal of enabling them to deliver thoughtful advice and investment solutions tailored for each client. Our relationship managers are all full-time employees who receive a base salary, transaction-based commissions, and a year-end performance-based bonus. We also provide a comprehensive training system for relationship managers in different career stages, helping them to understand the asset allocation theory promoted by Noah and investment philosophy within different asset categories. In 2018, we organized more than 200 training sessions for relationship managers and provided over 2,700 online courses on our “Noah University” platform. Our relationship managers take on an average of 47.5 hours of training courses per year.

We identify the highest performing relationship managers as “elite relationship managers”, and this core sales team has maintained an annual turnover rate of under 5%. For elite relationship managers, we organize overseas study tours to places such as Switzerland and Silicon Valley on an annual basis. In addition, in 2017 and 2018 we collaborated with Shanghai University of Finance and Economics and launched a three-year “Noah Private Banker Project” for more than 60 of our top-performing relationship managers focusing on financial knowledge and education. These specialized training opportunities enhance the skills of our top relationship managers and also serve as an important motivational tool for all of our relationship managers as they compete to attend these events.

Our sales force is continuously expanding. As of December 31, 2018, we had 1,583 relationship managers both onshore and offshore, compared to 1,335 as of December 31, 2017 and 1,169 as of December 31, 2016.

Business Environment & Competition

Business Environment

Traditionally, Chinese investors were accustomed to making their own financial investment decisions, such as trading stocks or purchasing bank time deposits. With the increasing complexity of the Chinese capital markets and increased choice of financial products, they are now gradually accepting the concept of diversified asset allocation and specialized asset management services. This trend of increased financial products, and the overall wealth creation in China, has driven the expansion of our business and our industry. According to the 2019 China Private Banking Report jointly issued by China Construction Bank and Boston Consulting Group, the investable financial assets of individuals in China reached RMB147 trillion by the end of 2018, and is expected to reach RMB243 trillion in 2023, representing an 11% compound annual growth rate. Also according to this report, the total number of Chinese high net worth individuals who own more than RMB6 million in investable financial assets has reached 1.67 million by the end of 2018 and is expected to reach 2.41 million by the end of 2023. Moreover, the penetration rate for professional services in China is substantially lower than that of developed countries, which we believe creates a strong potential for growth for China’s independent wealth management firms. In interacting with our clients, we have also observed that Chinese high net worth clients are becoming more and more sophisticated and accustomed to professional financial services. We anticipate that this will further increase the penetration rate of China’s wealth management industry to catch up with international standards.

Although still in rapid expansion, the wealth management industry in China also continues to encounter challenges arising from periodic volatility in Chinese and global financial markets and more stringent regulations. Specifically in 2018, China was faced with combined challenges of economic de-leveraging, continued slump of the A-share market and increased defaults of bonds and other financial products including peer-to-peer online loans. While it may be difficult to navigate these conditions, we believe these challenges will enable the more sophisticated, established players in the industry to consolidate their positions in the market. We believe that our deep experience in distributing a wide range of multi-asset product offerings, combined with our strict internal controls and compliance procedures, will help us to effectively handle economic fluctuations and regulatory changes.

As part of China’s reform and opening policy, the Chinese government has further liberalized the financial industry in 2018, including relaxing the limits on foreign ownership of joint ventures in China’s financial sectors. We believe this will have a long-term impact on the competitive landscape of China’s financial industry, and we will actively seek new cooperation opportunities with these foreign financial institutions in different aspects despite the potential competition.

Competitors

Major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the Chinese market in recent years, all targeting high net worth individuals. We compete with the private banking departments of domestic and global banks, insurance companies and securities firms.

•	Commercial Banks. We compete with state-owned banks and commercial banks, such as Bank of China, China Merchants Bank, China Minsheng Bank and China Everbright Bank.

•	Global private banks. Many global banks, such as UBS, Citi and Goldman Sachs, have private banking businesses serving high net worth individuals in China.

•	Trust companies. Trust companies are also providing clients with wealth management services including offering trust products and tailor-made trust planning.

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

•

Multi-asset product offering. We have well established operations in China and more recently in key financial centers internationally. Through our procedures for identifying, researching, screening and distributing financial products, we are able to offer our clients a wide range of investment options including fixed income, private equity, secondary market equity, and insurance products denominated in RMB, USD and other currencies. The breadth of our financial product offerings distinguishes us from many of our competitors in China, who typically offer only one or two types of asset categories and only have RMB-denominated product offerings.

•

Rigorous product screening process. We are a pioneer in asset allocation in the Chinese market, and we utilize our rigorous screening process of products to minimize our clients’ risks. Our research team provides a top-down view on our overall tactical asset allocation strategy semi-annually, based on which our product team develops strategies in each asset class. Each financial product offered to our clients is screened through our multi-step procedures which are described below (see “—Risk Management Procedures”)

•

Tailor-made client services. We focus on maintaining long-term relationships with our clients, and our relationship managers continuously review and analyze the investments of each client, tailor the advice and select products best suited to them as well as discuss and analyze market trends with them regularly. Through this regular, personalized interaction by our highly trained relationship managers, we are able to effectively build trust with our clients and enhance and sustain their loyalty. We also believe that the various other value-added services we offer to our clients, such as tax planning, investor education services and trust planning, further enhance the loyalty of clients to the company.

•

Global strategy. With over a decade of operating experience, we have developed a deep understanding of the financial planning and investment needs of Chinese high net worth individuals. With this understanding, we believe our international expansion to service the needs of high net worth Chinese is a natural and organic extension of our Company’s business, which helps us to broaden both our product base and client base. Currently, we have overseas offices in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore and will continue to expand these offices and establish new ones in key financial centers or where high net worth Chinese are concentrated.

•

Reputation. Noah enjoys strong brand recognition in the market and has earned numerous awards and recognitions, including the “Best Wealth Manager—China Domestic Award” for 2018, 2017 and 2016 awarded by Asian Private Banker, “Best Independent Wealth Manager for High Net Worth Individuals” and “Best Wealth Manager for Overseas Asset Management” awarded by AsiaMoney in 2018 and 2017. Domestically, we have won the “Top 5 most competitive wealth management institutions” in CV Info’s 2018 Annual List for the third consecutive year in 2019, and the “Golden-Shell” award for excellence in wealth management for the fourth consecutive year in 2018, as well as the “2018 Excellent Family Wealth Management Team” award by YiCai and RFP. We believe that these awards demonstrate the strength of our reputation and evidence our leading position in the wealth management industry.

Risk Management Procedures

A rigorous risk management and product screening process is key to our business. In light of the tightened regulatory environment in China in recent years, we have been further enhancing our comprehensive risk management system covering our wealth management business and the products we offer, and strengthening its implementation.

Our product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. Each product offered to our wealth management clients has gone through a strictly implemented product screening procedure as indicated in the diagram below:

Our product selection process involves three key stages: project screening, project evaluation and risk control. In-house experts and professionals, including high-level management team members from our legal department, risk control department, compliance department and product department will gather periodically to carefully screen and evaluate each product we distribute.

In the project screening stage, our professionals will review our internal due diligence findings to determine whether the product may be suitable for distribution to our clients. A prospective product needs to be approved by at least a majority of the members before passed to the next stage for screening.

In the project evaluation stage, our professionals will analyze in more depth the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.

In the risk control stage, our core management team participates in the meetings to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before officially launched.

We have also established a complete risk management system for our daily operations. On the product supplier side, we have policies and procedures regarding, among other things, periodically-reviewed product ratings, anti-bribery control, as well as post investment monitor and alert system. On the client side, we have strict Know-Your-Client (“KYC”) process and internal procedures for client risk evaluation and risk warning for every product purchased by clients, and regular information disclosure to clients throughout the life cycle of products.

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business. Although we employ a variety of methods to promote our brand, we believe the reputation and high level of awareness of our brand in China and, increasingly, abroad and references from clients provide us with the best and most cost-efficient marketing channel.

In 2018 we initiated an advertising campaign for the first time in our history in cooperation with leading media partners, including posting advertisements in office buildings, high-end residential buildings and airports. This campaign has been enhancing and continues to enhance our brand awareness and reputation among current and target clients. At the same time, we also enhance our brand recognition and attract potential high net worth clients through a variety of client events and marketing methods as describe below.

Offline: Investor Seminars and Annual Wealth Management Forum

In order to attract new clients and develop customer loyalty, we organize targeted client events on regular basis, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. Our investor seminars are held across the PRC with different themes, and we invite experts or authorities in the industry to share the latest market trends, newly announced laws and regulations, and other updates with our clients. In 2018, we organized 11 high-profile investor seminars, 10 large-scale forums involving scholars and experts in financial and other industries, and 17 investment-related events, with approximately 20,000 clients participating in these events in person and more clients joining live streaming online. Keynote speakers for our investor seminars in recent years included Howard Marks, co-founder of Oaktree Capital Management, and David Rubenstein, founder of Carlyle Group.

Among these occasions, our most important event is the annual wealth management forum, namely Diamond Gala. In 2018, Noah hosted the eleventh annual Diamond Gala in Lijiang, Yunnan Province, which ran for 13 days, inviting 6,000 VIP clients with over 200 activity sessions. Domestic and overseas asset managers, business leaders, and scholars of finance were invited to discuss and share their thoughts on the latest economic, financial and policy trends, future investment opportunities as well as potential investment risks.

Online: Mobile and Web-based Customer Service Channels

To improve the efficiency of relationship managers and better serve our expanding client base, we connect with our client community through multiple online channels including social networks, such as WeChat, dedicated mobile applications and web-based services. Our core client application “Wei Nuo Ya” provides personalized industry news and research, live broadcasts on expert discussions and product roadshows, as well as our RoboAdvisor service which helps clients with their investment portfolios. In 2018, we have also launched online audio/video recording and facial recognition functions in our client APP to enhance compliance and KYC capabilities, and enabled full-scope online transaction processing whereby clients can execute transactions and monitor their investments from initial capital commitment through the liquidation of the investment. These mobile and web-based customer service channels allow us to keep consistent and close relationships with our high net worth clients and provide a convenient and efficient platform for these clients to get access to the products and services offered by us. Underlying these online channels, proprietary databases on a broad range of financial products and customer online behaviors are maintained by our Internet development team. We also cooperate with online information providers, including Baidu, Toutiao and Himalaya FM, as part of our online branding campaign.

Research

Noah Research is the brand name of our research team. With analysts and experts in different asset classes, the Noah Research Team has fully integrated into our business operations. They collect materials both internally and externally and conduct research on various topics of different industries to provide the sales and investment team with the most recent market reports and a complete knowledge structure. In 2018, the Noah Research Team published five investment strategy reports and industry white papers as well as over 600 professional research reports and in-depth articles.

Noah Research plays an active role throughout the marketing process of the financial products. It supports the sales team and product sourcing team in different stages. At the product screening stage, the Noah Research team helps evaluate the counterparty and conduct product due diligence. At the product launch stage, the Noah Research team cooperates with the sales team and financial product managers to jointly determine the marketing strategies and provides sell-side reports regarding the industry, the fund manager and the product itself. At the post-investment stage, the Noah Research team supports the sales team with ongoing monitoring and tracking of products and fund managers, and helps answer the questions raised by relationship managers.

We have also launched the “Noah Research Knowledge Library” online platform in 2018, which shares research reports in various asset classes among all Noah employees, specifically to support the sales team and enhance their professionalism and client service capabilities.

Asset Management

To better meet our clients’ asset allocation needs and as a complementary service to our high net worth clients, we started our asset management business in 2010 under the brand name Gopher Asset Management. As a leading alternative asset manager in China, Gopher Asset Management manages investments with underlying assets in China and overseas denominated in both Renminbi and other currencies. Gopher Asset Management’s AUM increased from RMB148.3 billion as of December 31, 2017 to RMB169.2 billion (US$24.6 billion) as of December 31, 2018, a year over year increase of 14.1%, with 59% of AUM in private equity strategies.

As a multi-asset management service provider, Gopher Asset Management invests in different categories of assets, including:

•

Private equity investments, including investments in the leading private equity funds in China and overseas through funds of funds and secondary funds, as well as direct investments in companies in new economy sectors;

•

Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments;

•

Secondary market equity investments, mainly including private secondary market equity funds of funds and manager-of-manager investments which are sub-advised by outside fund managers, as well as direct investments in listed companies;

•	Credit investments, including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products; and

•	Other investments, including multi-strategy funds and other assets that cannot be classified into any of the aforementioned categories.

Gopher Asset Management has been an innovator in the industry, having launched China’s first market-oriented fund of fund catering to the diversification demands of high net worth individuals, the first fund of hedge fund, and the first secondary private equity fund of fund in China. Its investment philosophy focuses on identifying and capturing opportunities from emerging trends in the market, evaluating a wide range of assets and investment opportunities from numerous product providers, and constructing investment portfolios through its thorough due diligence process. As of December 31, 2018, Gopher Asset Management had invested in more than 210 funds managed by third parties, and directly or indirectly through such funds, invested in more than 4,800 underlying companies, many of which have enjoyed substantial growth. We have built a proprietary system that tracks the profiles and performance of all invested funds and underlying projects and consolidates such information in our internal database. This enables us to understand investment trends and develop the corresponding strategies in an innovative way.

Our asset management business has historically focused primarily on investments in funds of funds, whereby we established a fund vehicle, act as general partner or manager and invest a small amount of capital (as is customary in the industry), and raise capital from third party investors. We then direct that fund vehicle to invest in one or more underlying funds which are managed by third parties. In recent years, we have focused on developing our co-investment (whereby we invest in assets alongside underlying funds) and direct investment capabilities, and we expect such investments to increase in the future. Our direct investment and co-investment projects are comprised of onshore and offshore investments in diversified areas including the following sectors: TMT, financial services, healthcare and companies focusing on Chinese consumers upgrading their lifestyles. As of December 31, 2018, Gopher Asset Management’s private equity arm had co-invested or directly invested in 89 companies with a total investment amount of RMB10.0 billion (US$1.5 billion).

In the real estate field, Gopher Asset Management has been diversifying the real estate-related products offered in recent years, gradually shifting away from residential to commercial real estate products, and promoting preferred shares as well as core and value-added funds. Furthermore, through our multi-strategy fund, Gopher Asset Management is also using asset allocation principles to guide itself in building multi-asset portfolios and multi-/single family office accounts. As of December 31, 2018, total AUM related to our multi-strategy and family office businesses had increased by 86% year-over-year, to RMB6.7 billion (US$1.0 billion).

In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform to identify and source non-RMB-denominated financial products for onshore and offshore Chinese high net worth individuals, with the Hong Kong office focused on global investments, Silicon Valley office focused on tech-related venture funds and direct investment opportunities, and New York office focused on US real estate investments. As of December 31, 2018, offshore AUM of Gopher Asset Management reached RMB24.4 billion (US$3.6 billion), representing 14.4% of the total AUM.

Historically, the majority of the funds managed by Gopher Asset Management were distributed through our wealth management business. Over the years, Gopher Asset Management has been building its own sales force targeting institutional investors and family offices, while expanding its distribution channel to other financial institutions such as banks and securities firms.

Revenue Model

We generate revenues from our asset management business primarily in the form of (1) recurring service fees mainly consisting of management fees paid by clients and (2) performance-based income from funds for which we serve as the fund managers.

Given that almost to 60% of Gopher Asset Management’s AUM as of December 31, 2018 were in private equity investments which generally have a long duration and no redemption clause, we believe that the recurring service fees we earn are relatively predictable and sustainable. Moreover, we were entitled to receive performance-based income for over 50% of our AUM as of December 31, 2018, and most of the performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Such income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.

Business Environment & Competition

Business Environment

China has seen a dramatic increase in the scale and sophistication of the asset management industry driven by both institutional and individual clients. According to the AMAC statistics, the size of China’s asset management industry has experienced a CAGR of 38.5% from 2012 to 2017. According to the China Financial Stability Report of 2018 published by the PBOC, as of December 31, 2017, the total AUM of the asset management industry in China had exceeded RMB100 trillion (assets which are held through multiple tiers of asset managers are not counted more than once), which is comprised of products manager by banks (RMB22.2 trillion), trust companies (RMB21.9 trillion), mutual fund companies (RMB11.6 trillion), private fund managers (RMB11.5 trillion), securities companies (RMB16.8 trillion), other fund companies (RMB13.9 trillion), and insurance companies (RMB2.5 trillion). We estimate that our current market share is less than 1%, but we believe that we are well positioned as a leading asset manager specializing in alternative assets and plan to further expand our investment strategies and market share in China’s asset management industry to better serve Chinese high net worth individuals.

Competitors

The asset management business is intensely competitive, and a number of private and mutual fund management companies, securities companies and other fund managers have emerged in the asset management market in China in recent years. We expect that competition will continue to intensify.

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

Competitive Advantages

The competitive advantages of our asset management business include the following:

•

Diversified investments strategies. Gopher Asset Management has been a leading fund-of-fund manager in multi-asset classes in China. With deep expertise in directly or indirectly investing in private equity/venture capital, real estate, secondary market equity, credit, and other areas denominated in RMB, USD and other currencies, we are dedicated to understanding and serving the demands of high net worth individuals and families, and help them with asset allocation and wealth appreciation. Moreover, we seek to minimize volatility of the performance of our investments by investing in a wide range of asset classes and investment structures which enhances our ability to achieve a more sustainable revenue stream under various economic circumstances.

•

Long-term relationships with leading fund managers. As one of the largest market-oriented funds of funds managers in China, we monitor the performance of and cooperate closely with most of the high-profile private fund managers in China. Since inception, Gopher Asset Management has invested in over 210 funds and over 4,800 companies directly or indirectly through fund-of-fund vehicles. Gopher Asset Management has established a systematic screening system for both fund managers and portfolio investments, including rigorous financial, legal and market due diligence and analysis, as well as post-investment monitoring to track the performance of funds we manage and to establish a long-term relationship with the fund managers whose funds we invested in. We have also accumulated a broad database of investment areas identified for further exploitation, including seeding emerging funds established by ex-partners of well-known funds and searching potential co-investment and direct investment opportunities. In response to our clients’ increasing demand for overseas investment opportunities, we have been increasing the collaborations with overseas partners and the number of overseas funds and funds-of-funds we offer.

•

Inter-disciplinary, seasoned investment team. Since its inception, Gopher Asset Management has focused on assembling a highly seasoned team of investment professionals with extensive experience in private equity, real estate, quantitative hedging, cross-border investment and family office management. This team has a strong academic and work background, with average work experience in the asset management industry of more than eight years. More than 96% of the employees have a bachelor degree, and more than half have a master degree or above as of December 31, 2018. This team provides us with a key competitive strength in the industry.

•

Outstanding performance. Gopher Asset Management has achieved strong performance since its inception. In the private equity area, amongst all the companies that we invested in directly or indirectly, over 160 companies have been successfully listed and 78 have grown into unicorn companies (private companies with a valuation over US$1.0 billion). In the secondary market equity investments, Gopher Asset Management’s fund-of-funds products have also been favored by institutional investors for their steady return and lower drawdown, with the flagship FOF and MOM fund outperforming the CSI 300 Index by over 150 basis points, and the Quantitative FOF realizing a 6.16% return and 3.88% low volatility in 2018. The net asset value of Gopher Heritage Fund, our USD-denominated multi-strategy fund launched in December 2016, has also increased 48% over the last two years.

•

Reputation. Gopher Asset Management has received numerous awards in recent years, including the “TOP 20 most popular funds-of-funds” and “Top 20 limited partners in venture capital” in CV Info’s 2018 Annual List, China Securities Journal’s “Best Portfolio Investment Strategy Fund Manager” and “Most Popular Private Equity Fund Manager” award in 2017, winner of “China Multi-asset Strategy (3 Years)” and “Global Multi-asset Strategy (3 Years)” awards in Professional Investment Awards 2019 issued by Insights and Mandate, and China Venture’s “Best Investment Case in Real Estate Industry” award in 2017. Gopher Nuobao (Shanghai) Asset Management Co., Ltd., a subsidiary of Gopher Asset Management involved in secondary market equity investments, was also nominated as the “Most Trustworthy Private Fund Manager” by simuwang.com, one of the most prestigious ranking websites in China.

Other financial services

In addition to our wealth management and asset management businesses, we have provided other financial services since 2014, including lending services, online wealth management service platform, and payment technology services.

Lending services

Started in August 2013, our lending services subsidiary, Rongyitong, utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers often with collateral such as financial products distributed by Noah or physical assets, with a typical loan-to-value ratio of under 70%. After loan origination, most of the loan assets will be securitized and transferred, and Rongyitong, as the service agent, does not assume any credit risk. During the year ended December 31, 2018, Rongyitong originated RMB13.6 billion (US$2.0 billion) in loans, with the an average loan size of over RMB1.5 million and average loan duration of eight months. It has established an online SAAS (Software as a Service) platform and independent risk management system to provide risk assessments based on a borrower’s credit rating as well as the ongoing management of collateralized assets. The lending service serves as a value-added service that we provide to our high net worth clients to broaden and deepen client relationships.

Online wealth management service platform

We operate an online wealth management service platform named “Cai Fu Pai” which we launched in 2014. The platform acts as an information and technology provider for standardized financial products and serves mass affluent individuals in China. In addition, since the second half of 2018, we have been developing a new online financial advisory platform called “Pilot Whale” which aims to connect retail investors to financial experts including licensed relationship managers and provide independent and professional paid services. This platform was launched in April 2019.

Payment technology services

Our payment technology services business provides payment system technical services as well as data mining services and membership (credits) management system services to enterprises, institutions and individuals. With an integration of client management, product management, order management, risk management and payment clearance systems, it operates a proprietary platform named “Nuo Yi Fu”.

Revenue Model

We generate revenues from our other financial services primarily in the form of (1) lending services: loan interest and service fees on small loans paid by clients; (2) online wealth management service platform: service fees paid by individual clients and financial firms for information and technical services; and (3) payment technology services: technology service fees paid by clients.

Product Providers

We have established extensive business relationships with reputable third-party private fund product providers and mutual funds product providers both in China and globally, in connection with our distribution of financial products. We define product providers as the issuers of financial products. The product providers with which we partner encompass a variety of institutions and companies, mainly including private equity/venture capital and secondary market equity fund managers, mutual fund managers, real estate fund managers/developers, and securities investment fund managers. To date, we have distributed products provided by over 500 product providers. We also distribute our own funds, funds of funds and other investment products which are originated, developed and managed by us. Gopher Asset Management serves as the general partner or manager for these funds.

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

Corporate Social Responsibility

We actively work to promote our growth and operations in a sustainable and responsible manner. Our sustainability strategy is broadly focused on the economic, social and environmental aspects of our activities, and we aim to become a company built on sustainable development, aligned with our core corporate values—client-centricity, integrity, professionalism, embracing changes, self-improvement, and passion. We updated our corporate mission in 2018 as “enriching lives with wealth and wisdom”, and envision ourselves to become a trustworthy partner by developing a deep understanding of clients through the pursuit of professionalism and excellence.

Our company supported the establishment of Shanghai Noah Foundation in 2014 with an initial donation of RMB4 million. Shanghai Noah Foundation supports corporate social responsibility with “Noah Care” projects involving psychological care courses and philanthropy projects which include environment protection, nature conservation such as protecting 100 million trees in northern China, day care assistance for autistic children and other social welfare projects for the disadvantaged. We encourage our clients to participate in these activities, and our relationship managers also assist clients in planning investments and cash flow for their own philanthropic endeavors.

We have always paid close attention to environment, social and corporate governance (“ESG”) issues and taken actions in our day-to-day operations. Since 2014, we started voluntarily to release a Corporate Social Responsibility (“CSR”) Report on an annual basis. Our 2017-2018 Noah Holdings Limited Sustainability Report was released in May 2018, prepared in accordance with Global Reporting Initiative (GRI) G4 Core Option and Standard AA1000 (2008). The Report highlighted our efforts in ESG matters during 2017, including environmental protection and pollution reduction, caring for employees’ physical and psychological wellness, enhancement of professional skills, gender equality in the workplace, establishing and maintaining a prudent corporate governance structure, legal compliance, and other ESG matters. We believe our efforts to create a healthy ecosystem in our business operations and promoting sustainable development in the industry will help making our world a better place.

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, covering market research, portfolio management, product lifecycle management, sales planning, and marketing strategies. In addition, we provide technology-oriented client service solutions which help us offer advanced customer support and interactive services for our clients. As data is the core of the financial services industry, we focus on the research and development of technologies to gather and utilize big data. For risk management, we have integrated technology that analyzes tens of millions of data points monthly in order to assess and manage risks in our business. We coordinate cross-company data analysis to create a complete customer profile to help relationship managers better understand the behavior and demands of their clients. We have also invested in ChatBot, a software tool that enhances verbal and textual conversations with our client and relationship managers, for our call center to provide better services for our clients 7x24. In the area of investment strategies and client retention, we are exploring artificial intelligence empowered algorithms to better exploit the market opportunities and client behaviors, and it has been producing promising results.

Intellectual Property

We believe the protection of our brand, trade names, domain names, trademarks, trade secrets, patents, and other intellectual property rights is critical to our business. It also distinguishes the products we distribute and the services we provide from those of our competitors and contributes to our competitive advantage in both wealth management and asset management industries. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection law and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We enter into confidentiality agreements and non-compete covenants with all of our employees and our third-party financial product providers. As of December 31, 2018, we had 386 registered trademarks (329 registered trademarks in mainland China and 57 registered trademarks in Hong Kong, Taiwan, U.S., Europe and Australia), 78 registered top level domain names, and 115 issued patents in China. “ ”, our company’s name “Noah Wealth Management” in Chinese, and “ ”, our asset management subsidiary’s name “Gopher” in Chinese, have both been recognized as well-known trademarks in China by the Trademark Office under the State Administration for Industry and Commerce in 2018.

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

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulations, which may result in regulatory proceedings against us, See “Item 3D. Risk Factors” above.

Regulations

We mainly conduct our wealth management, asset management, and other financial services and businesses in China, Hong Kong and United States. In China, we are subject to relevant regulations enforced by the CSRC, AMAC, PBOC, MOFCOM and other regulators. Our Hong Kong subsidiaries’ operations are under the supervision of the Hong Kong SFC and the Insurance Authority. Our US subsidiaries’ operations are subject to US federal and state law and supervision by, among others, the SEC.

The laws and regulations in the PRC that have material effects on our business can be categorized as follows:

•	Regulations on foreign investment;

•	Regulations on private funds and fund distribution;

•	Regulations on other financial services and businesses, including small loans, financial services, insurance brokerage, financial leasing and factoring;

•	Regulations with regard to daily operation, including VATS, cyber security, Internet privacy, tax, labor issues, foreign exchange control; and

•	Regulations relating to our current corporate structure, including dividend distribution, offshore investment by PRC residents and stock incentive plans.

This section sets forth a summary of the significant rules and regulations that affect our business activities in China and Hong Kong as well as certain newly enacted laws that may have material impact on our business including those in other legal jurisdiction.

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog for the Guidance of Foreign Investment Industry (the “Guidance Catalog”), which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Existing FIE Laws, and their respective implementation rules and ancillary regulations. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Guidance Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

In addition, the MOFCOM and the NDRC released the Special Administrative Measures (Negative List) for Foreign Investment Access (2018) (the “2018 Negative List”) on June 28, 2018, which became effective on July 28, 2018, to amend and supplement the Guidance Catalog. Pursuant to the 2018 Negative List, VATS are a restricted area for foreign investment, and foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce). Any foreign investor having investment in a value-added telecommunication service provider in China must have experience in providing VATS overseas and maintain a good track record. We act as the general partners of some funds which invest into other equity investment funds or companies. In order to comply with PRC regulatory restrictions on foreign investment in certain industries, the underlying fund manager or company will usually require that investors shall not be foreign-invested entities, or the foreign capital percentage shall be limited to a specific percentage ceiling.

On October 8, 2016, the MOFCOM promulgated the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Invested Enterprises (the “FIE Record-filing Measures”), which was subsequently amended on July 30, 2017 and June 30, 2018. Pursuant to the FIE Record-filing Measures, the establishment and change of foreign invested enterprises are subject to certain record-filing procedures, instead of prior approval requirements, provided that the relevant establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law (“FIL”), which will come into effect on January 1, 2020 and replace the Existing FIE Laws. The FIL embodies an expected regulatory trend in the PRC to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The FIL, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the FIL, a foreign invested entity shall be treated no different than a domestic company, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The FIL provides that foreign invested entities operating in the “restricted” or “prohibited” industries will require clearance and other approvals before they can operate in such industries. However, it is unclear whether the “negative list” referenced in the FIL will differ from the 2018 Negative List.

The FIL also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that foreign investors’ funds can be freely transferred out and into the territory of PRC, which run through the entire life cycle from the entry to the exit of foreign investment, and that a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises is to be established. If these protective rules and principles are so implemented via specific rules and regulations, it could mean that the restrictions on the injection of our funds into our PRC subsidiary and the distribution of the PRC subsidiary’s profits and dividends to us may further loosen. In addition, foreign investors and foreign-invested enterprises are subject to legal liabilities for failing to report their investment information in accordance with the requirements of the information reporting system to be further established. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that after the five-year grace period, foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the then current PRC Company Law and other laws and regulations governing the corporate governance.

We conduct our asset management business and our online wealth management service platform, which is considered value-added telecommunication services, in China principally through contractual arrangements among Noah Group, our PRC subsidiary, and Noah Investment, our variable interest entity in the PRC, and Noah Investment’s shareholders. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structures of our variable interest entity, Noah Investment, our PRC subsidiary, Noah Group, and Noah Holdings Limited, comply with all existing PRC laws and regulations; and

•

the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have further been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, including the FIL, which will become effective on January 1, 2020, and accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entity. Rather, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves room for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

Regulations on Private Funds

As a result of regulatory reform in June 2013, instead of the NDRC, the CSRC is now in charge of the supervision and regulation of private funds, including but not limited to private securities funds, private equity funds, venture capital funds and other forms of private funds. On August 21, 2014, CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds (the “Interim Measures”) which became effective on the same date. According to the Interim Measures, private funds refer to the investment funds established by way of raising capitals from qualified investors in a non-public manner within the territory of the PRC. The qualified investors shall be (i) institutional investors with net assets of no less than RMB10 million, (ii) individual investors with financial assets of no less than RMB3 million or the average annual income of no less than RMB500,000 for the past three years, and (iii) other types of investors that has been prescribed in the Interim Measures. The Interim Measures mainly cover the following five aspects: specifying the registration of fund manager and record-filing of private funds of all type, setting up a qualified investor system, specifying the fund raising regulations of private funds, presenting the investment operations and introducing industry self-regulation and supervision and administration measures for private funds. Apart from the Interim Measures, other laws or regulations apply to private funds shall still apply, including the Companies Law of the PRC, which applies to fund manager or private fund taking the form of limited liability company or company limited by shares and the Partnership Law of the PRC, which applies to fund manager or private fund taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and bear unlimited liability for the partnership’s debts.

According to the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination and approvals. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of private funds of all types are, however, required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a private fund of any type is completed. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

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

In December 2018, AMAC updated the Asset Management Association of China Notice for Private Fund Manager Registration (“Private Fund Manager Registration New Notice”), which set further requirements for the registration and ongoing compliance matters for private fund managers. Among others, the Private Fund Manager Registration New Notice mentioned that: (i) if a new entity under the common control with a private fund manager intends to file a new application for private fund manager registration with AMAC, it shall be stated in its application the purpose and rationale of setting up multiple private fund managers, the difference in the business of such private fund managers, how horizontal competition among such private fund managers can be avoided, and the de facto control person of such private fund managers shall undertake in writing that it shall bear the joint and several liability for any violations of such private fund manages during their operations; and (ii) except for its legal representative, other senior officers of a private fund manager shall not have any other part-time jobs, and in the event that such senior officers have any part-time job in addition to the position in such private fund manager, the fund manager shall provide relevant documentations for the rationale for such additional part-time job, and the number of the senior officers who have such additional part-time jobs shall not exceed 50% of the total number of the senior officers of the private fund manager.

On November 9, 2017, the State Council promulgated the Notice of Implementation Measures to Transfer a Portion of State-owned Capital to Social Security Fund (the “State-owned Capital Transfer Notice”) which amended the previous mechanism of state-owned capital transfer. In the past, if the portion of state-owned capital of an entity is more than 50% or otherwise considered as significant by competent authorities (State-owned Assets Supervision and Administration Committee, Ministry of Finance or CSRC in different occasions), the entity shall voluntarily transfer a portion of shares to the Social Security Fund in its initial public offering. In practice, before the State-owned Capital Transfer Notice, the limited partners with state-owned capital had the liberty to determine the portion and status of state-owned capital in its own shareholding/equity structure, which will eventually impact the state-owned capital percentage of the private fund the limited partner invested in. In addition, before the State-owned Capital Transfer Notice, when a private fund, as well as its invested enterprise, is considered to be in fact controlled by state-owned capital, the invested enterprise will likely have to transfer the relevant shares in its first public offering. Pursuant to the State-owned Capital Transfer Notice, only the prescribed type of entities shall transfer the shares to Social Security Fund and unless otherwise clarified by the State Council, a private fund is not a prescribed type entity.

On April 27, 2018, PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (the “Guidance Opinions on Asset Management”), which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. However, if there are no such laws and regulations addressing particular topics, then the Guidance Opinions on Asset Management applies. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. CBIRC has also issued specific implementation rules in the industries subject to its regulation. However, neither CSRC nor AMAC has issued specific implementation rules with respect to private funds. We will continue to monitor any new rules in this area and engage in discussions with AMAC to ensure that we remain in compliance.

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

On February 22, 2019, CSRC release the Measures for the Supervision and Administration of Agencies Engaged in the Sale of Publicly-offered Securities Investment Funds (Draft for Comment) (the “Draft Distribution Measure”), which provides that, among others, fund distribution institutions may engage in the distribution of other asset management products regulated by state financial and administrative authorities by obtaining approval or acknowledgement from such state financial regulatory and administrative authorities, and the independent fund distribution institutions shall not engage in distributions of asset management products other than funds and private asset management schemes of securities and futures operators in violation of laws and regulations, and such independent fund distribution institutions shall not engage in other businesses without the approval of CSRC. If the Draft Distribution Measure were enacted as proposed, it might have certain impact on Noah Upright’s distribution of private funds. However, Gopher Asset Management’s direct distribution of the private funds under its management should not be affected by the Draft Distribution Measure if it were enacted as proposed.

Regulations on Small Loan Business

The Guidance on the Pilot Establishment of Small Loan Companies, jointly promulgated by the CBRC and the PBOC in 2008, allows provincial governments to approve the establishment of small loan companies on a trial basis. This guidance set the basic principles and requirements to set up a small loan company, which requires that the registered capital shall be fully paid in and the capital from one individual, entity or other association (including the capital from affiliates) shall not exceed 10% of the total registered capital. Based on this guidance, many provincial governments in China, including that of Anhui Province, where Rongyitong is located, promulgated local implementing rules on the administration of small loan companies.

On October 10, 2008, People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Small Loan Company in Anhui, and on May 18, 2009, the Anhui Government promulgated the Interim Regulations on Small Loan Business of Anhui Province, and afterwards, the Finance Office of Anhui Province issued Opinions on Promoting the Standardized Development of Small Loan Companies across Anhui Province (collectively, the “Regulations on Small Loan Companies in Anhui”). According to the Regulations on Small Loan Companies in Anhui, it is not allowed for a small loan company to accept public deposits. The major sources of funds of a small loan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a small loan company, the shareholding percentage of the founding shareholder shall not exceed 20% in principle, and the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. In addition, the total amount of loans of the same borrower shall not exceed 5% of the registered capital of the small loan company. On October 24, 2011, Anhui Province government published Notice on Further Promoting the Regulation on Small Loan Company Development, which explicitly states that small loan companies cannot raise money through authorized loans, and cannot receives public deposits. On December 1, 2017, the Notice on Regulation and Renovation of the Cash Loan Business was promulgated and on December 8, 2017, the Implementation Plan for Renovation of the Risk of Online Small Loan Business for Small Loan Company was issued. The Notice on Regulation and Renovation of the Cash Loan Business and the Implementation Plan for Renovation of the Risk of Online Small Loan Business for Small Loan Company (collectively, the “Small Loan Renovation Plan”) set forth the requirements for cash loan or online loan making. The previous practice such as loan without prescribed usage, extensive borrowing from third party or public deposits to carry out lending business, transfer or sell of the credit assets through online platform or local exchange is expressly prohibited. In addition, the Notice on Regulation and Renovation of the Cash Loan Business prescribed that engaging credit asset transfer or ABS business through Internet finance is prohibited. Further, it provides that the capital from credit asset transfer or ABS business shall be counted together with capital from other financing methods of small loan company, and the total amount of capital shall not exceed the prescribed percentage of a small loan company’s net asset in the Small Loan Renovation Plan.

Regulations on Internet Financial Services

Due to the relatively short history of the Internet financial service industry in China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of Internet financial service-related businesses, such as laws and regulations governing value-added telecommunication services.

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

The Notice on Further Rectification of Asset Management Business through Internet and Carrying Out Inspection issued on March 28, 2018 (the “Inspection Notice”) clarifies that the Internet asset management business requires relevant license and shall operate under the supervision of relevant financial regulators. For example, to carry out the online fund/asset management plans distribution, the online platform shall be licensed with the distribution qualification. The relevant regulators will carry out inspection on online platforms and require that any unlicensed business to cease such operation and clear any inventory before June 30, 2018.

Regulation on Insurance Brokerage

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 as further amended in 2002, 2009, 2014 and 2015. The principal regulation governing insurance brokerages is the Provisions on the Regulation of Insurance Brokers (the “Insurance Broker Provisions”), promulgated by the China Insurance Regulatory Commission (“CIRC”) on February 1, 2018. According to the Insurance Law and the Insurance Broker Provisions, insurance brokerage companies in China shall satisfy the criteria stipulated by CIRC and obtain the permit for insurance brokerage business. An insurance brokerage company may operate all or part of the following businesses: (1) drafting insurance plans for policyholders, selecting insurance companies and process insurance application formalities; (2) assisting insured parties or beneficiaries in making claims; (3) carrying out reinsurance brokerage businesses; (4) providing disaster prevention or loss prevention or risk evaluation and risk management advisory services to entrusting parties; and/or (5) any other insurance brokerage-related businesses approved by the CIRC. Insurance brokerage businesses undertaken by an insurance brokerage company shall not exceed the scope of business and geographical region for business of the underwriting insurance company.

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

According to the Notice of the General Office of the Ministry of Commerce on Matters Concerning Adjustments to the Responsibility to Regulate Financial Leasing Companies, Commercial Factoring Companies and Pawn Shops, the MOFCOM has allocated the responsibility of regulation of financial leasing, factoring and pawnbroking to the CBIRC. As of the date of this annual report, there has been no specific law or rule put forward by CBIRC relating to financial leasing.

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

On November 11, 2013, the General Office of Tianjin People’s Government revised the Measures on the Administration of the Pilot Program of Commercial Factoring in Tianjin (the “revised Tianjin Commercial Factoring Measures”). According to the revised Tianjin Commercial Factoring Measures, commercial factoring shall refer to the process when the distributor (creditor) transfers its accounts receivables resulting from the sale of goods or services with the buyer (obligor) to commercial factoring companies, and commercial factoring companies provide the creditor with comprehensive business and trade services, including trade financing, management and collection of account receivable. The revised Tianjin Commercial Factoring Measures lay out the process to establish commercial factoring companies and the business scope of such kind of companies. Since it is a pilot program in Tianjin, such companies are also entitled to incentive policies.

One of Noah Group’s subsidiary, a duly established commercial factoring company with its registered office in Tianjin, has obtained the authorization to conduct factoring business and has conducted relevant business in accordance with laws and regulations.

Regulations on the Operation of Value-Added Telecom Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or VATS, and Internet information services (“ICP service”) are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of VATS must first obtain a value-added telecommunications business license (“VAT License”) from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011 and 2015. According to these measures, a commercial ICP service operator must obtain an ICP License, one class of VAT licenses, from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas such as news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by other law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT promulgated the new Administrative Measures on Telecommunications Business Operating Licenses, which set forth further specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

Regulations Relating to Cyber Security

On November 7, 2016, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the Cyber Security Law of the People’s Republic of China (the “Cyber Security Law”), effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms.

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

On April 1, 2019, the General Office of the State Council issued the Circular of the General Office of the State Council on Issuing the Comprehensive Plan for Reducing the Social Insurance Contribution Rates, pursuant to which the Chinese government intends to reduce the social insurance contribution rates and reduce the burden on enterprises. Specifically, effective from May 1, 2019, the endowment insurance in each province at a rate of contribution higher than 16% may be lowered to 16%, and for provinces already adopting a rate below 16%, a transition plan shall be introduced. In addition, effective from May 1, 2019, the period for temporary reduction of the unemployment insurance contribution rate for provinces with an aggregate unemployment insurance rate of 1% will be extended to April 30, 2020. Moreover, the calculation standard for the average salary of employees shall also be adjusted so as to adjust the social insurance contribution base.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the Implementation Rules which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law (the “Transition Preferential Policy Circular”) which became effective simultaneously with the EIT Law. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including FIEs unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

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

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2018, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Value-added Tax

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax (“Circular 36”) which took effect on May 1, 2016. Pursuant to Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay VAT, in lieu of business tax. The applicable VAT tax rates are 3%, 6%, 11%, and 17%, according to Circular 36.

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

On June 30, 2017, the Ministry of Finance and the SAT jointly issued the Notice on Relevant Issues Regarding the Value Added Tax of the Asset Management Products (“Notice No.56”), which clarifies the rate that shall apply to the asset management product. Notice No.56 further states that the tax for the taxable act before January 1, 2018 shall not be required to pay and the notice itself has become effective since January 1, 2018. Circular 36, Notice No.140 and Notice No.56 will influence the investment return of the investors of the asset management products. But the regulator has not clarified the detailed operation for the structured products and the influence on these products is hard to value at current stage.

In addition, on November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates and the Circular on Unifying the Criteria for Small-scale Value-added Tax Payers, which became effective on May 1, 2018. Pursuant to these circulars, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods were adjusted to 16% and 10%, respectively. In addition, the small-scale VAT taxpayer are now defined as those whose annual sales are less than RMB5 million.

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market (“Circular 108”). Pursuant to Circular 108, with effect from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions established within China by overseas institutions that are connected to their affiliated Chinese institutions. On March 20, 2019, Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (“Circular 39”), which became effective on April 1, 2019. Under Circular 39, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets.

Dividend Withholding Tax

Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings Limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2018. However, as there remains uncertainty regarding the interpretation and implementation of the EIT Law and the Implementation Rules, it is uncertain whether, if Noah Holdings Limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings Limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Tax Arrangement”) where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% equity interests in a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT on August 28, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. Accordingly, Noah Insurance may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Rongyao Information Technology Co., Ltd. and Kunshan Noah Xingguang Investment Management Co., Ltd. respectively, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations, and obtain the approvals required under the administrative measures described above. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On February 3, 2018, the SAT issued Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which clarifies the interpretation of the beneficial ownership requirement in the dividends, interest and royalty articles of Chinese double tax agreements and provides a more flexible guidance to determine whether the applicant engages in substantive business activities.

On September 29, 2018, the Ministry of Finance, SAT, NDRC and MOFCOM jointly released the Notice on Expanding the Application Scope of Withholding Tax Deferral Treatment on Direct Reinvestments Made by Foreign Investors (“Circular 102”) to further encourage foreign investments in China. According to Circular 102, when certain conditions are met, increase of paid-in capital/capital reserve in the existing investee company by its foreign investor using its attributable/distributable profits is considered a direct equity investment and withholding tax deferral treatment may apply.

U.S. Foreign Account Tax Compliance Act

The United States has passed FATCA, which imposes a reporting regime and a 30% withholding tax on certain U.S.-source payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, and PRC regulations or guidance notes have not been published, we cannot assure you that we will not be adversely affected by this legislation in the future.

Common Reporting Standard

Similarly, the OECD has developed the CRS and modeled competent authority agreement to enable the multilateral and automatic exchange of financial account information, which has been adopted by many jurisdictions. CRS and its implementing legislations in China and Hong Kong requires financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS.

On May 9, 2017, SAT, Ministry of Finance, the PBOC, CBRC, CSRC, CIRC promulgated the Administrative Measures on Due Diligence Checks on Tax-related Information of Non-residents’ Financial Accounts (the “CRS Due Diligence Measures”), which requires that financial institutions shall register with the SAT official website and report the information in a timely manner. As the CRS Due Diligence Measures requires, the private fund in the form of limited partnership or limited liability company and its fund manager are defined as the qualified financial institution; the foregoing private funds and fund managers and other qualified financial institutions prescribed in the CRS Due Diligence Measures shall comply with their obligations thereunder. Several subsidiaries of our company, as well as the private funds under our management, have complied with the CRS Due Diligence Measures and reported to the SAT as required. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between China and Hong Kong became effective. Hong Kong and China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information.

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

Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents required and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by FIEs outside of China are also subject to limitations, including approval by regulatory government bodies like the MOFCOM, SAFE and the NDRC or their local counterparts.

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

On Feb 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (“SAFE Circular 13”) which took effect on June 1, 2015. SAFE Circular 13 specifies that the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been canceled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law, as amended on October 1, 2016; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules, as amended on February 19, 2014.

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

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles (“SAFE Circular 37”) which terminated the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular 75”) and became effective on the same date. SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of SAFE before contributing their legally owned onshore or offshore assets or equity interests into any SPV directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis.

On February 13, 2015, the SAFE further enacted SAFE Circular 13 which took effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents or entities’ investment and financing in Special Purpose Vehicles pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws. We believe our management or shareholders who are PRC residents has fully complied with the obligation under SAFE Circular 37 and has completed the relevant registration. And the aforementioned regulations may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents.

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

Many issues regarding the Stock Incentive Plan Rules require further interpretation. We and our PRC optionees were subject to the Stock Incentive Plan Rules when our company became an overseas listed company. We have a PRC domestic qualified agent filed for all the optionees under our stock incentive plan currently in effect. However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Incentive Plan Rules. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the State Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. We currently obey the stock incentive plan rules and updated the information with foreign exchange commission each year.

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

Noah HK’s type 1 license is primarily concerned with the protection of clients’ assets, KYC and AML, which are governed by Client Securities/Money Rules, Code of Conduct and the Guideline on AML. The Client Securities/Money Rules provide guidelines on the treatment of client assets and how they should be properly safeguarded. The Code of Conduct sets out the general conduct requirements for licensed persons and other regulatory expectations on topics such as KYC, diligence, responsibility of senior management and conflicts of interest. The Guideline on AML provides a general background on the subjects of money laundering and terrorist financing (AML/CTF) and practical guidance to assist licensed persons and their senior management in designing and implementing policies, procedures and controls in the relevant operational areas, taking into consideration their special circumstances so as to meet the relevant AML/CTF statutory and regulatory requirements.

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

HK Insurance Regulations

Noah Insurance is an authorized insurance broker registered with the Hong Kong Confederation of Insurance Brokers since 2014 (a self-regulatory organization for insurance brokers approved by the Office of the Commissioner of Insurance and subsequently replaced by Insurance Authority (“IA”) in June 2017). Noah Insurance is permitted to carry on the business of: (i) negotiating or arranging contracts of Long Term (excluding linked long term) Insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or (ii) advising on matters related to insurance. As an insurance broker, Noah Insurance must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by IA.

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and affiliated entities in China, Hong Kong and the United States. We mainly operate our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Noah Upright Fund Distribution Co., Ltd. (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.)	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.)	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2011	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman Islands	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Joy Bright Management Limited	June 11, 2013	British Virgin Islands	100%
Noah Rongyitong (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Shanghai Noah Yijie Finance Technology Co., Ltd.	March 17, 2014	PRC	54.93%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	95%
Noah (Shanghai) Financial Leasing Co., Ltd.	December 20, 2014	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Gopher International Investment Management (Shanghai) Co., Ltd.	November 14, 2016	PRC	100%
Noah Insurance Services LLC	Feb 10, 2017	USA	100%
Wuhu Noah Financial Services Co., Ltd.	July 26, 2017	PRC	100%
Joy Triple Star Holdings Limited	January 12, 2018	British Virgin Islands	100%
Joy Falcon Limited	Mar 29, 2018	British Virgin Islands	100%

Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”) is a consolidated variable interest entity of us. Its significant subsidiaries as of December 31, 2018 include the following:

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

Our corporate structure, for the purpose of reflecting Noah Holdings Limited and its relationship with its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as certain significant variable interest entity, is as follows:

Note:

(1)

Unless otherwise stated, the significant subsidiaries in the chart are 100% owned by the Company. This table includes only our significant operating subsidiaries and omits certain intermediate holding companies.

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

Share Pledge Agreement. All shareholders of Noah Investment have entered into a share pledge agreement with Noah Group in September 2007, under which the shareholders pledged all of their equity interests in Noah Investment to Noah Group as collateral to secure their obligations under the exclusive option agreement and Noah Investment’s obligations under the exclusive support service agreement. If Noah Investment or its shareholders violates any of their respective obligations under the exclusive support service agreement or the exclusive option agreement, Noah Group, as the pledgee, will be entitled to certain rights, including the right to sell the pledged share interests. The term of the share pledge is same as that of the exclusive option agreement

Powers of Attorney. Each shareholder of Noah Investment has executed a power of attorney to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of Noah Investment, including the right to attend shareholders meeting, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•

the ownership structures of our variable interest entity, Noah Investment, our PRC subsidiary, Noah Group, and Noah Holdings Limited both prior to our initial public offering and currently, comply with all existing PRC laws and regulations; and

•

the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the newly enacted FIL or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law, the M&A Rules and the Telecommunications Regulations, the Provisions on the Regulation of Insurance Brokers and the relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities, such as MOFCOM, MIIT, CSRC, AMAC, CBIRC or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the relevant contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity and enforceability of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

D.	Property, Plants and Equipment

Our principal executive offices are located in leased office space at Building 2, 1687 Changyang Road, Yangpu District, Shanghai and Building C, 32 Qinhuangdao Road, Yangpu District, Shanghai, which occupy approximately a total of 23,263 square meters. As of December 31, 2018, we also leased offices in Hong Kong, Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore, as well as leased offices for our 313 service centers across China. We own 2,193 square meters of a commercial building in Suzhou, Jiangsu for our Suzhou office. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Overview

We derive revenues from three business segments: wealth management, asset management and other financial services. We generate revenues primarily from (i) one-time commissions derived from the distribution of financial products, paid by our clients and product providers, based on the value of the financial products purchased by our clients; (ii) recurring service fees paid by our product providers or clients, based on the value or net asset value of the financial products purchased by our clients; (iii) performance-based income from certain types of financial products, based on the performance or realized net returns of the financial products; and (iv) other service fees, primarily including (a) revenues from comprehensive financial services we provide, especially the revenues of our investor education subsidiary, Enoch Education; and (b) revenues generated by other financial services businesses, especially our lending services business.

Revenues and profits have been growing in recent years. Our net revenues increased from RMB2,513.6 million in 2016 to RMB2,826.9 million in 2017 and to RMB3,289.6 million (US$478.5 million) in 2018. We recorded net income attributable to our shareholders of RMB643.8 million in 2016, RMB762.9 million in 2017 and RMB811.3 million (US$118.0 million) in 2018.

We recorded adjusted net income attributable to Noah shareholders (which is a non-GAAP financial measure) of RMB707.1 million in 2016, RMB837.4 million in 2017, and RMB1,010.8 million (US$147.0 million) in 2018. Adjusted net income attributable to Noah shareholders excludes the income statement effects of all forms of share-based compensation and fair value changes of equity securities (unrealized), adjusting for sale of equity securities and net of relevant tax impact. The reconciliation of adjusted net income attributable to Noah shareholders from net income attributable to Noah shareholders amounted to RMB63.3 million in 2016, RMB74.5 million in 2017 and RMB199.5 million (US$29.0 million) in 2018. For a reconciliation of adjusted net income attributable to Noah shareholders to net income attributable to Noah shareholders, please see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of GAAP to Non-GAAP Results”.

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

Our financial condition and results of operations are more directly affected by factors specific to our company, primarily including the following:

•	number of clients;

•	transaction value;

•	assets under management; and

•	operating metrics of other financial services.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients we serve. For our wealth management business, we closely monitor the numbers of both our registered clients and active clients as key operating metrics. For our asset management business, the majority of the AUM is sourced from our wealth management distribution channel, so the number of clients will also have an influence on this segment.

As of December 31, 2018, we had 260,285 registered clients, compared with 186,918 registered clients as of December 31, 2017 and 135,396 registered clients as of December 31, 2016. We assign each of our registered clients a relationship manager, and the number of new clients we may acquire is affected by the breadth of our coverage network. As we continue to expand our coverage network, we expect to increase our capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Active clients for our wealth management business refer to our registered clients who have purchased financial products distributed or provided by us during a given period. The number of active clients in the year ended December 31, 2018 was 13,628, compared to 12,720 in the year ended December 31, 2017 and 12,027 in the year ended December 31, 2016. An increase in the number of active clients has contributed to the growth of the total value of the products we distribute and the services we provide, which ultimately affects one-time commissions we receive and in the long-run the recurring service and performance-based fees we receive. We expect that the number of active clients will continue to be a key factor affecting our revenue growth.

Although we do not generate revenue from registered clients who have never been active clients, the number of our registered clients is a key factor affecting our results of operations because with an increasing number of registered clients, we have an increased opportunity to convert more registered clients into active clients.

Transaction Value

Transaction value refers to the aggregate value of the financial products we distribute through our wealth management business in a given period, which in turn affects the amount of our revenues, primarily one-time commissions and recurring service fees. Total transaction value in 2018 was RMB110.0 billion (US$16.0 billion), compared with RMB117.4 billion in 2017 and RMB101.4 billion in 2016.

We also closely monitor the average transaction value per active client, which refers to the average value of financial products that are purchased by our active clients during a given period. The average transaction value per active client for the wealth management business in 2018 was RMB8.1 million (US$1.2 million), compared with RMB9.2 million in 2017 and RMB8.4 million in 2016.

For our wealth management businesses, we provide to our clients four types of products that are originated and distributed in and outside of the PRC:

•

Fixed income products, mainly including (i) consumer financing products, (ii) supply chain financing products, (iii) auto-financing products and (iv) other private credit products, including private corporate credit products, mezzanine financing products linked to corporate merger and acquisitions and buyouts, among others, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws;

•

Private equity products, including investments in (i) various private equity funds sponsored by third party domestic and international asset/fund management firms, (ii) real estate equity funds, and (iii) private equity funds managed by Gopher Asset Management, including funds of funds, secondary funds and direct investment funds;

•	Secondary market equity products, the underlying assets of which are investments in publicly listed securities; and

•	Other products, including insurance products and other products we distribute or provide or manage but cannot be classified into any of the aforementioned product categories.

The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For most fixed income products and insurance products, we are entitled only to a one-time commission received upon the completion of the transaction; whereas for private equity and secondary market equity funds, apart from one-time commissions, we are also entitled to recurring service fees shared by fund managers over the duration of the investment in the products, and, in some cases, performance-based income shared by fund managers when realized.

Assets under Management

Assets under management determine the recurring service fees and performance-based income that we are able to collect over the life cycle of the financial products managed by us. As of December 31, 2018, the AUM of our asset management business was RMB169.2 billion (US$22.6 billion), increasing 14.1% from the ending balance of RMB148.3 billion in 2017, and the AUM at the end of December 31, 2016 was RMB120.9 billion.

For our asset management business, Gopher Asset Management develops and manages alternative investments with underlying assets in China and overseas, denominated in both Renminbi and foreign currencies. Historically it developed and managed principally funds of funds which invest in sub-funds managed by third parties; but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher Asset Management focuses on the following categories of investments across different types of asset classes:

•

Private equity investments, including investments in the leading private equity funds in China and overseas through funds of funds and secondary funds, as well as direct investments in companies and projects in the new economy sectors;

•

Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments;

•

Secondary market equity investments, mainly including private secondary market equity funds of funds and manager-of-manager investments which are sub-advised by outside fund managers, as well as direct investments in listed companies;

•	Credit investments, including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products; and

•	Other investments, including multi-strategy funds and other assets that cannot be classified into any of the aforementioned categories.

Gopher Asset Management is entitled to receive recurring service fees for all the funds and funds of funds it manages. As of December 31, 2018, 59% of our total AUM was invested in private equity funds with relatively long durations, thus the cycle of recurring service fees could be as long as 8-10 years for each investment. Also as of December 31, 2018, over 50% of the AUM we managed was subject to performance fee clauses.

Operating Metrics of Other Financial Services

Our financial services segment is mainly comprised of three subsidiaries with different business models, as mention in “Item 4. Information on the company—B. Business Overview—Business Segments—Other financial services”. Important operating metrics include the loan volume and the number of borrowers for our lending services business. Our other financial services segment represented 7.2% of our total net revenues for the year ended December 31, 2018.

Results of Operations

Wealth Management

Our wealth management business offers financial products and provides comprehensive financial services to high net worth clients in China and overseas. We primarily distribute fixed income products, private equity products, secondary market equity products and insurance products. Through our rigorous product selection and risk management processes, we screen products and services from a wide array of providers. From our inception in 2005 to December 31, 2018, we distributed RMB608.2 billion (US$94.1billion) worth of financial products in aggregate.

Transaction Value

The table below sets out the aggregate transaction value of the different types of financial products that we distributed during the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB in millions	%	RMB in millions	%	RMB in millions	US$ in millions	%
Product type
Fixed income products	64,494	63.6	71,759	61.1	75,498	10,981	68.6
Private equity products	27,545	27.2	34,261	29.2	18,864	2,744	17.1
Secondary market equity products	7,846	7.7	10,754	9.2	13,605	1,979	12.4
Other products	1,499	1.5	598	0.5	2,062	300	1.9

All products	101,385	100.0	117,371	100.0	110,029	16,004	100.0

Over the last three years, our product mix has evolved due to the economic and market cycles in China and changing risk appetite among our high net worth clients. For example, our clients’ interest in equity-related products, including private equity and secondary market equity products, were generally high in 2015 when China’s stock markets were performing strongly. Since 2016, the capital in China remained volatile, and investment risks increased sharply in all asset classes, thus the demand for fixed income products was strong in 2016, 2017 and 2018. As a multi-asset allocator for alternative investments, we provide our clients with tailor-made investment solutions and opportunities catering to their risk-return profiles for these different market environments.

Number of Active Clients and Average Transaction Value per Active Client

The table below sets forth the number of active clients who have purchased financial products during the periods indicated and the average transaction value per active client calculated by dividing the total transaction value by the number of active clients for the periods indicated:

	Number of Active Clients for Years Ended December 31,	Total Transaction Value for Years Ended December 31,	Average Transaction Value per Active Client for Years Ended December 31,
		(RMB in millions)	(RMB in millions)
2016	12,027	101,385	8.43
2017	12,720	117,371	9.23
2018	13,628	110,029	8.07

The number of active clients has grown steadily over the last three years due to our consistent client management endeavors. Average transaction value per active client also remained over RMB8.0 million during the past three years. We continue to strive to expand the percentage of our clients’ total investable assets which we manage and, at the same time, convert more registered clients into active clients in order to maintain our leading market position.

Coverage Network

As of December 31, 2018, our extensive coverage network consisted of 313 service centers covering 83 cities in China, which receive operational support from 11 regional centers and our headquarters in Shanghai. Our branch network covers the most developed metropolitan regions as well as cities experiencing rapid development with a strong private sector in China, where high net worth populations and private companies looking for investment opportunities are typically concentrated. We have also expanded our overseas wealth management business with offices now in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore.

We have relied on, and expect to continue to rely on, organic growth in the expansion of our coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as full-time employees rather than external agents. Our relationship managers act as asset allocation financial advisors and maintain relationships with clients through both in-person meetings and our various self-developed mobile applications, as well as customized client events we organize each year. We place a significant emphasis on recruiting, training and motivating our relationship managers. The number of our relationship managers has increased as a result of the growth of our business and expansion of our coverage network. As of December 31, 2018, we had 1,583 relationship managers nationwide, compared to 1,335 as of December 31, 2017 and 1,169 as of December 31, 2016. The turnover ratio of our elite relationship managers (relationship managers who have a completed transaction value of over RMB50 million per quarter or over RMB200 million per annum) has been kept low over the years, and was 4.6% in 2018 compared with 3.6% in 2017 and 5.2% in 2016.

Asset Management

Our asset management business is conducted through Gopher Asset Management, a leading alternative multi-asset manager in China. Gopher Asset Management’s AUM has been growing steadily over the past three years, increasing from RMB120.9 billion as of December 21, 2016 to RMB148.3billion as of December 31, 2017 and to RMB 169.2 billion (US$24.6 billion) as of December 31, 2018. Moreover, long-duration private equity investments are representing an increasing portion of the total AUM, which we expect will help us receive more consistent revenues from recurring service fees. In addition, over half of the AUM can generate performance-based income depending on investment returns, which can be booked when underlying investments are exited and monetized.

The table below summarizes the roll-forward of our AUM and typical management fee rates chargeable by asset management segment for the last three years:

	Typical Management fee rates	As of December 31, 2017		Funds Inflow	Funds Outflow	As of December 31, 2018
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-2.0%	86.9	59%	15.8	2.4	100.2	59%
Real estate investments
Equity	0.9%-2.2%	6.0	4%	9.6	2.6	13.1	8%
Debt	0.2%-0.9%	5.6	4%	2.2	4.1	3.6	2%
Secondary market equity investments	0.5%-1.7%	6.2	4%	3.7	3.7	6.2	4%
Credit investment	0.2%-1.5%	40.0	27%	27.4	28.0	39.4	23%
Other investments	0.9%-1.1%	3.6	2%	3.1	0.1	6.7	4%
All products		148.3	100%	61.8	58.6	169.2	100%

	Typical Management fee rates	As of December 31, 2016		Funds Inflow	Funds Outflow	As of December 31, 2017
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-1.8%	58.0	48%	30.3	1.4	86.9	59%
Real estate investments
Equity	0.5%-1%	4.1	3%	3.9	2.0	6.0	4%
Debt	0.2%-1.3%	19.1	16%	10.6	24.1	5.6	4%
Secondary market equity investments	0.5%-1.7%	8.3	7%	0.5	2.7	6.2	4%
Credit investments	0.2%-1.5%	27.8	23%	40.6	28.4	40.0	27%
Other investments	0.7%-1.8%	3.6	3%	0.1	0.1	3.6	2%
All products		120.9	100%	86.0	40.9	148.3	100%

	Typical Management fee rates	As of December 31, 2015		Funds Inflow	Funds Outflow	As of December 31, 2016
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-1.8%	37.9	44%	21.6	1.4	58.0	48%
Real estate investments
Equity	0.5%-1%	6.2	7%	1.1	3.2	4.1	3%
Debt	0.2%-1.3%	25.6	29%	27.3	33.8	19.1	16%
Secondary market equity investments	0.5%-1.7%	10.7	12%	2.8	5.2	8.3	7%
Credit investments	0.2%-1.5%	6.3	7%	28.7	7.2	27.8	23%
Other investments	0.7%-1.8%	—	—	3.6	—	3.6	3%
All products		86.7	100%	85.1	50.9	120.9	100%

Except for secondary market equity investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated. The opening balance, funds outflow and closing balance of the movements above corresponding with secondary market equity investments include the effect of market appreciation or depreciation.

Private equity investments as a percentage of total AUM have grown from 48.0% in 2016 to 58.6% in 2017 and to 59.2% in 2018, primarily due to the increasing demand for private equity investments as well as the accumulation effect for this strategy of fund investments with a long duration. We have also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients. For real estate investments, we have been strategically changing our investment strategy over the past few years, gradually shifting away from residential real estate to commercial real estate, due to the evolving risk and reward profile of these investments. For example, Gopher raised a fund in 2014 to invest in a Grade A office building in Shanghai core area and named it as Gopher Center. The construction of the project was completed in 2016, and our own operating team has been handling property services and leasing for this building, with the latest occupancy rate exceeding 90%. With the maturity of residential-related real estate funds in recent years, real estate investments as a percentage of total AUM decreased from 19.2% in 2016 to 7.8% in 2017 and increased slightly to 9.9% in 2018. We plan to further continue expanding our commercial real estate investments through preferred shares funds as well as core and value-added funds strategies, and expect the AUM of our real estate investments to grow for the foreseeable future. Credit investments constituted 23.3% of the total AUM in 2018 compared to 27.0% in 2017and 23.0% in 2016, reflecting a consistent strong demand for interest-bearing assets from high net worth clients. Also, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. The AUM in investments denominated in non-RMB currencies amounted to RMB24.4 billion (US$3.5 billion) as of December 31, 2018, representing 14.4% of the total AUM, compared to RMB21.7 billion as of December 31, 2017.

Performance-based Income

We also receive performance-based income for the products we manage and offer to our asset management clients. The following table sets out the AUM with performance-based income for each of our product categories as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB in billions	RMB in billions	US$ in billions
Product type
Private equity investments	67.2	76.5	11.1
Real estate investments
Equity	4.0	7.0	1.0
Debt	—	—	—
Secondary market equity investments	5.5	3.7	0.6
Credit investments	2.7	5.3	0.8
Other investments	3.5	4.9	0.7

Total	82.9	97.4	14.2

As of December 31, 2018, total AUM with performance-based income grew 17.5% compared to the prior year and accounted for 57.6% of the total AUM of Gopher Asset Management. The growth of AUM with performance-based income was mainly due to the growth in the AUM of our private equity and real estate investments.

We are entitled to receive performance-based income relating to our private equity investments, which generally equals to 3%-5% of the fund of fund investment gains and 10-20% of the co-investment and direct investment gains when certain performance-based thresholds are exceeded. A typical performance-based threshold for our private equity investments is an annual return of about 8%. We do not accrue unrealized performance-based income for private equity investments based on net asset value. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.

We are also entitled to receive performance-based income relating to our real estate equity investments, which generally equals to 10%-20% of the investment gains when certain performance-based thresholds are exceeded.

The typical performance-based threshold for our real estate investments is set at an annual return of 8%. We do not accrue unrealized performance-based income for real estate investments based on net asset value. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.

We are entitled to receive performance-based income of our secondary market equity investments when the relevant investee funds are open for redemption, make dividend payments or when the funds mature. We are generally entitled to share 4% to 5% of the investment gains when the funds exceed certain performance-based thresholds, which are usually 6% annual return of principal or when the net asset value exceeds the previous highest net asset value. Performance-based income is recognized when performance-based income can be charged according to the relevant fund agreements, which is generally on a quarterly or semi-annual basis, based on the change of net asset value. Such performance-based income is not subject to clawback and therefore subsequent net asset value fluctuations have no impact on such income.

We are generally not entitled to receive performance-based income of our real estate credit investments and credit investments due to their nature. However, we have managed some net asset value-based credit portfolio funds in the asset class of credit investments, which provide active management of diversified underlying credit assets over a 2-8 year duration. As the manager of these credit portfolio funds, we are entitled to share 10-20% of the investment gains when the funds exceed a performance-based threshold of 6-8% annual returns.

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

The following tables summarize the AUM with performance-based income for each of our product type and their liquidation dates as of December 31, 2017 and 2018 (on a historical basis):

	AUM with performance- based income as of December 31, 2018	Expected liquidation date is
		during the year ended December 31,			after January 1, 2022
		2019	2020	2021
	RMB in billions
Product type
Private equity investments	76.5	4.6	6.7	5.1	60.2
Real estate investments
Equity	7.0	0.5	1.1	0.2	5.2
Debt	—	—	—	—	—
Credit investments	5.3	1.1	1.4	0.5	2.3
Other investments	4.9	0.1	0.1	—	4.8

Total	93.7	6.2	9.2	5.8	72.5

	AUM with performance- based income as of December 31, 2017	Expected liquidation date is
		during the year ended December 31,			after January 1, 2021
		2018	2019	2020
	RMB in billions
Product type
Private equity investments	67.2	0.8	4.2	6.2	56.0
Real estate investments
Equity	4.0	1.0	0.3	1.7	0.9
Debt	—	—	—	—	—
Credit investments	2.7	0.6	0.5	0.8	0.8
Other investments	3.5	0.2	0.1	0.1	3.1

Total	77.4	2.6	5.1	8.8	60.8

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

Our secondary market equity funds generating performance-based income are periodically available for redemption. The following table summarizes the different periods that our secondary market equity funds opened for redemptions on fair value basis:

	As of December 31,
	2017	2018
	RMB in billions	RMB in billions	US$ in billions
Daily	0.2	0.2	0.0
Monthly	1.1	1.4	0.2
Quarterly	0.8	0.9	0.1
Semi-annually	—	—	—
Annually	—	—	—
As of maturity	3.4	1.2	0.2

Total	5.5	3.7	0.5

Other Financial Services

The total amount of loans facilitated by our lending services subsidiary for the year ended December 31, 2018 was RMB13.6 billion (US$2.0 billion), as compared with RMB5.5 billion for the year ended December 31, 2017, representing a year-over-year increase of 147.3%. The number of borrowers for the year ended December 31, 2018 was 8,984, increasing 183.7% from 3,167 for the corresponding period in 2017.

Key Financial Indicators

Revenues

We derive revenues from three business segments: wealth management, asset management and other financial services. We generate revenues primarily from:

One-time commissions

•	for wealth management: we receive one-time commissions paid by our clients and product providers upon the establishment of a financial product;

•

for asset management: the financial products managed by Gopher Asset Management and sold to individual clients are mainly distributed through our wealth management channel, so relevant one-time commissions are booked under the wealth management segment; For institutional clients, we generally receive very little, if any, one-time commissions for product distribution, as we focus on obtaining recurring service fees from these clients rather than upfront fees;

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

Other service fees are derived from comprehensive financial services we provide and other financial services segment:

•	for wealth management: revenues generated from Enoch Education, our investor education business, and other comprehensive financial services we provide;

•	for other financial services: service fees paid by clients for our lending services, online wealth management services, and payment technology services we provide.

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

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and back-office employees, share-based compensation expenses, and bonuses related to performance-based income. The number of our employees was 2,823, 2,969 and 3,441 as of December 31, 2016, 2017 and 2018, respectively. The increase was primarily due to an expansion of our relationship managers, investment team and new businesses. We plan to continue to expand our sales coverage network and strengthen our investment capabilities. We anticipate that our operating expenses related to compensation and benefits will increase as a result of hiring new employees. However, as we continue to grow our business, we are also focused on improving the productivity and efficiency of our employees through leveraging economies of scale.

In 2016, 2017 and 2018, we incurred relationship managers compensation of RMB563.6 million, RMB616.1 million and RMB633.6 million (US$92.2 million), respectively, representing 22.4%, 21.8% and 19.3% of our net revenues in the same periods, respectively. We anticipate that our compensation and benefits will continue to increase as we hire more relationship managers for our existing and new service centers and distribute more financial products.

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

Share-based compensation was included in compensation and benefits for the years ended December 31, 2016, 2017 and 2018, respectively. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2016		2017		2018
	RMB’000%		RMB’000%		RMB’000%
Share options	39,008	1.5	51,054	1.8	45,973	1.4
Restricted shares	40,163	1.6	42,581	1.5	66,790	2.0

Total share-based compensation	79,171	3.1	93,635	3.3	112,763	3.4

Selling Expenses

Our selling expenses primarily include expenses associated with the operations of service centers, such as rental expenses, and expenses attributable to marketing activities. The number of our service centers in China was 185, 237 and 313 as of December 31, 2016, 2017 and 2018, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Shanghai headquarters and Hong Kong offices, depreciation expenses and consulting expenses, among others.

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

Our PRC subsidiaries and our consolidated variable interest entity are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in the PRC. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The business taxes, VAT and related surcharges in the amounts of RMB48.1 million, RMB19.1 million and RMB20.5 million (US$3.0 million) were deducted from our total revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

According to Circular 36, applicable VAT rates include 3%, 6%, 11%, and 17%, and the applicable value-added rate for our PRC subsidiaries and our variable interest entity is 6%. The VAT tax rates of 11% and 17% were reduced to 10% and 16%, respectively, from May 1, 2018 and to 9% and 13% from April 1, 2019.

In addition, our PRC subsidiaries and our variable interest entity are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws with a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises since January 1, 2008, except where a special preferential rate applies.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the EIT Law, “de facto management bodies” are defined as the bodies that have full and substantial control and overall management over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Based on advice of our legal counsel as to PRC law, we believe that our contractual arrangements with Noah Investment are in compliance with PRC law and are legally enforceable. However, we have been further advised by our PRC legal counsel that uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of Noah Investment may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms. For a discussion of the risks associated with these contractual arrangements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We also make equity investments in entities that are considered variable interest entity and perform evaluation on an ongoing basis to determine whether we are the primary beneficiary of any of these investments. See accounting policy for “investments in affiliates” below.

Investments in Affiliates

We serve as the general partner for our proprietary funds managed by Gopher Asset Management. For all the funds we serve as general partner in China, we are required by the limited partnership agreements to also hold equity interest in those funds. From time to time, we may also invest in those funds to the extent the risk and return profile is deemed acceptable by our investment policy. Our equity interests in each individual fund is normally less than 3%. Such investments are accounted for using equity method of accounting and reported in investment in affiliates on consolidated balance sheets.

Affiliated companies are entities over which we have significant influence, but do not have control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in limited partnerships of more than 3% to 5% have generally been viewed as more than minor so that may imply significant influence. We also consider that we have significant influence over the funds that we serve as general partner or fund manager of, and our ownership interest in these funds as limited partner is generally lower than 3%. We do not consolidate the funds of which we serve as general partner or fund manager of, mainly because substantive kick-out rights exist and are exercisable by non-related limited partners of these funds, and/or we are not the primary beneficiary of these funds. We have adopted ASU 2015-02 and ASU 2016-17 and concluded that most of the existing funds do not require consolidation due to the kick-out rights under the new guidance. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operation and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

Under ASU 2015-02, the service fees we earn, including carried interest earned in the capacity of general partner or fund manager, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests.

In evaluating whether the limited partnership investment funds which we managed as general partner are variable interest entity or not, we first assess whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed a variable interest entity and no further analysis will be performed. If the limited partnership is assessed to be a variable interest entity, we further assess whether any interest it has constitutes a variable interest. Before 2015, all limited partnerships we managed as general partner had substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore were not deemed variable interest entity. Since 2015, some of the newly formed limited partnerships we manage as general partner do not have substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore constitute variable interest entity. As a result, such limited partnerships are deemed variable interest entity not consolidated by us due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the variable interest entity. In 2017, we invested in an investment fund which we serve as general partner and subscribed for 29% of the equity interest with the intention of transferring the equity interest to other parties in the future. As we had a controlling financial interest in the investment fund as of December 31, 2017, we consolidated the investment fund as a primary beneficiary. In April 2018, additional third party investors subscribed equity interests of this fund, and our ownership interest decreased to 6.15%. As a result, we did not consolidate this investment fund since April 2018 considering we no longer have a controlling financial interest. In 2018, we also invested in another two investment funds for which we serve as general partner and subscribed for 23% and 48%, respectively, with same intention. As we are deemed to have a controlling financial interest in both investment funds as of December 31, 2018, we consolidated these investment funds as a primary beneficiary.

We started to manage the contractual funds which we manage as fund manager and have earned a management fee and/or carried interest from the second half of 2014. The contractual funds are variable interest entity as the fund investors do not have substantive kick-out rights or participating rights. We sometimes invest in the contractual funds we manage for investment income. Such investments constitute variable interests to the contractual funds which are believed to be variable interest entity. We performed a qualitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the variable interest entity and concluded we are not the primary beneficiary.

We account for investments in affiliates using the equity method of accounting due to the fact that we have significant influence on these investees. We recorded investments in affiliates of RMB968.6 million and RMB1,375.1 million (US$200.0 million) as of December 31, 2017 and 2018, respectively, and income from equity in affiliates of RMB22.3 million, RMB92.1 million and RMB14.5 million (US$2.1 million) for the years ended December 31, 2016, 2017 and 2018, respectively.

Revenue Recognition

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the year ended December 31, 2018 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

We derive revenue primarily from one-time commissions, recurring service fees and performance-based income paid by our clients and financial product providers.

Those types of revenues are accounted for as contracts with customers. Under the guidance for contracts with customers, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy its performance obligations. In determining the transaction price, we have included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded net of sales related taxes and surcharges.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018.

One-time Commissions: We earn one-time commissions from fund raising services provided to clients or financial product providers. We enter into one-time commission agreements with financial product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid when or shortly after the transaction is completed. Upon establishment of a financial product, we earn a one-time commission from financial product providers, calculated as a percentage of the financial products purchased by our clients. We define the “establishment of a financial product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) our client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a financial product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions are recorded at the point of time when the financial product is established. For certain contracts that require a portion of the payment be deferred until the end of the financial products’ life or other specified contingency, we evaluate each variable consideration and recognizes revenue only when we conclude that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenues when the underlying insurance contracts become effective.

Recurring Service Fees: We also provide investment management services to investment funds and other vehicles in exchange for a recurring service fees. Recurring service fees are determined based on the types of financial products we distribute and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the financial products, calculated daily. These customer contracts require us to provide investment management services, which represents a performance obligation that we satisfies over time. After the financial product is established, there are no significant judgments made when determining the transaction price. As we provide these services throughout the contract term, for either method of calculation, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payments of recurring service fees are typically made on a regular basis (typically quarterly, semi-annually or annually) and are not subject to clawback once determined.

Performance-based Income: In a typical arrangement in which we serve as fund manager, and in some cases in which we serve as distributor, except for secondary market equity fund products, we are entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Such performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, we update our estimate of the transaction price and conclude that we cannot include our estimate of performance-based income in the transaction price if such performance-based income still has various possible consideration amounts and the experience that we have with similar contracts is of little predictive value in determining the future performance of the funds, which means that we cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

Other Service Fees: Other service fees constitutes less than 10% of total revenue of the Group. We mainly derived other service fees from lending services, online wealth management services, payment technology services and investor education services. Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with our contractual terms and recorded as part of other service fees in the consolidated statement of operations. We do not charge prepayment penalties from our customers. We also provide investor education services, offering various types of training programs to high net worth individuals and their families. Such programs normally last several days. The service fees charged to the attendees are not refundable. The revenues are recognized at point of time when the service is completed.

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

	Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others[1]:
One-time commissions	817,324	541,025	733,009	106,612
Recurring service fees	535,711	605,092	593,856	86,373
Performance-based income	20,390	86,494	43,101	6,269
Other service fees	119,582	195,073	361,886	52,634

Total revenues from others	1,493,007	1,427,684	1,731,852	251,888
Revenues from funds Gopher manages[1]:
One-time commissions	314,763	561,059	294,984	42,904
Recurring service fees	715,015	802,761	1,182,693	172,016
Performance-based income	38,851	54,502	100,533	14,622

Total revenues from funds Gopher manages	1,068,629	1,418,322	1,578,210	229,542
Total Revenues	2,561,636	2,846,006	3,310,062	481,430
Less: business taxes and related surcharges	(48,064)	(19,098)	(20,454)	(2,975)

Net Revenues	2,513,572	2,826,908	3,289,608	478,455

Operating costs and expenses:
Compensation and benefits	(1,300,405)	(1,407,372)	(1,564,192)	(227,502)
Selling expenses	(322,667)	(320,462)	(412,720)	(60,028)
General and administrative expenses	(234,488)	(248,878)	(279,387)	(40,635)
Other operating expenses	(151,088)	(147,318)	(169,368)	(24,634)
Government subsidies	162,365	74,156	62,583	9,102

Total operating costs and expenses	(1,846,283)	(2,049,874)	(2,363,084)	(343,697)

Income from operations:	667,289	777,034	926,524	134,758

Other income (expenses):
Interest income	39,539	45,020	69,841	10,158
Interest expenses	(19,289)	(24,128)	(10,028)	(1,459)
Investment income	48,537	67,343	48,616	7,070
Other income (expense), net	(2,531)	3,542	(23,356)	(3,397)

Total other income	66,256	91,777	85,073	12,372

Income before taxes and income from equity in affiliates	733,545	868,811	1,011,597	147,130
Income tax expense	(157,997)	(199,085)	(222,320)	(32,335)
Income from equity in affiliates	22,343	92,136	14,469	2,104
Net income	597,891	761,862	803,746	116,899
Less: net income (loss) attributable to non-controlling interests	(40,602)	(13,745)	(7,551)	(1,098)
Less: income (loss) attributable to redeemable non-controlling interest of a subsidiary	(5,336)	6,483	—	—
Less: deemed dividend on non-controlling interest of a subsidiary	—	6,201	—	—

Net income attributable to Noah Holdings Limited shareholders	643,829	762,923	811,297	117,997

[1]

Starting from 2018, we have reported revenue streams in two categories—revenues from funds Gopher Asset Management manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Our net revenues increased by 16.4% from RMB2,826.9 million for the year ended December 31, 2017 to RMB3,289.6 million (US$478.5 million) for the year ended December 31, 2018. The increase in net revenues was primarily due to increases in recurring service fees and other service fees.

Operating Costs and Expenses. Operating costs and expenses increased by 15.3% from RMB2,049.9 million for the year ended December 31, 2017 to RMB2,363.1 million (US$343.7 million) for the year ended December 31, 2018. The increase in operating costs and expenses was primarily driven by increased expenses related to compensation and benefits, as well as marketing and client engagement events.

Other Income. Other income decreased by 7.3% from RMB91.8 million for the year ended December 31, 2017 to RMB85.1 million (US$12.4 million) for the year ended December 31, 2018. The decrease in other income was primarily driven by a decrease in investment income due to changes in the fair value of equity securities.

Income Tax Expense. Income tax expense increased by 11.7% from RMB199.1 million for the year ended December 31, 2017 to RMB222.3 million (US$32.3 million) for the year ended December 31, 2018, primarily due to an increase in taxable income offset in part by a lower effective tax rate.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders increased by 6.3% from RMB762.9 million for the year ended December 31, 2017 to RMB811.3 million (US$118.0 million) for the year ended December 31, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our net revenues increased by 12.5% from RMB2,513.6 million for the year ended December 31, 2016 to RMB2,826.9 million for the year ended December 31, 2017. The increase in net revenues was primarily due to increases in recurring service fees and performance-based income.

Operating Costs and Expenses. Operating costs and expenses increased by 11.0% from RMB1,846.3 million for the year ended December 31, 2016 to RMB2,049.9 million for the year ended December 31, 2017. The increase in operating costs and expenses was primarily driven by increased expenses related to compensation and benefits, marketing and client engagement events, and increased rental expenses due to office expansion.

Other Income. Other income increased by 38.5% from RMB66.3 million for the year ended December 31, 2016 to RMB91.8 million for the year ended December 31, 2017. The increase in total other income was primarily driven by an increase in interest income and investment income.

Income Tax Expense. Income tax expense increased by 26.0% from RMB158.0 million for the year ended December 31, 2016 to RMB199.1 million for the year ended December 31, 2017, primarily due to an increase in taxable income.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders increased by 18.5% from RMB643.8 million for the year ended December 31, 2016 to RMB762.9 million for the year ended December 31, 2017.

Wealth Management

	Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	816,139	539,938	731,424	106,381
Recurring service fees	473,796	577,544	571,782	83,162
Performance-based income	11,793	84,105	42,570	6,192
Other service fees	68,159	70,390	113,570	16,518

Total revenues from others	1,369,887	1,271,977	1,459,346	212,253
Revenues from funds Gopher manages:
One-time commissions	311,876	560,047	292,899	42,600
Recurring service fees	287,108	300,352	564,228	82,064
Performance-based income	57	9,019	1,739	253

Total revenues from funds Gopher manages	599,041	869,418	858,886	124,917
Total Revenues	1,968,928	2,141,395	2,318,212	337,170
Less: business taxes and related surcharges	(37,274)	(15,128)	(12,206)	(1,775)

Net Revenues	1,931,654	2,126,267	2,306,006	335,395

Operating costs and expenses:
Compensation and benefits	(1,000,259)	(1,074,920)	(1,165,750)	(169,549)
Selling expenses	(280,993)	(295,798)	(367,589)	(53,464)
General and administrative expenses	(120,764)	(146,122)	(164,802)	(23,970)
Other operating expenses	(82,059)	(77,490)	(54,291)	(7,897)
Government subsidies	78,445	49,008	53,620	7,799

Total operating costs and expenses	(1,405,630)	(1,545,322)	(1,698,812)	(247,081)

Income from operations:	526,024	580,945	607,194	88,314

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. For the wealth management business, our net revenues increased by 8.5% from RMB2,126.3 million for the year ended December 31, 2017 to RMB2,306.0 million (US$335.4 million) for the year ended December 31, 2018.

•

Net revenues from one-time commissions decreased by 6.7% from RMB1,092.2 million for the year ended December 31, 2017 to RMB1,018.9 million (US$148.2 million) for the year ended December 31, 2018, primarily due to a decline in the transaction value of financial products.

•

Net revenues from recurring service fees increased by 29.6% from RMB871.7 million for the year ended December 31, 2017 to RMB1,130.0 million (US$164.4 million) for the year ended December 31, 2018. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by us.

•

Net revenues from performance-based income decreased to RMB44.1 million (US$6.4 million) for the year ended December 31, 2018 from RMB92.5 million for the year ended December 31, 2017, primarily due to a decrease in performance-based income from private equity products.

•

Net revenues from other service fees increased by 61.6% from RMB69.9 million for the year ended December 31, 2017 to RMB113.0 million (US$16.4 million) for the year ended December 31, 2018, primarily due to the growth of value-added financial services we provide.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 9.9% from RMB1,545.3 million for the year ended December 31, 2017 to RMB1,698.8 million (US$247.1 million) for the year ended December 31, 2018.

•

Compensation and benefits include compensation for relationship managers and back-office employees. Compensation and benefits increased by 8.4% from RMB1,074.9 million for the year ended December 31, 2017 to RMB1,165.8 million (US$169.5 million) for the year ended December 31, 2018. In 2018, relationship manager compensation increased by 3.2% from 2017, while other compensation increased by 15.4% from 2017.

•

Selling expenses increased by 24.3% from RMB295.8 million for the year ended December 31, 2017 to RMB367.6 million (US$53.5 million) for the year ended December 31, 2018, primarily due to an increase in marketing initiatives.

•

General and administrative expenses increased by 12.8% from RMB146.1 million for the year ended December 31, 2017 to RMB164.8 million (US$24.0 million) for the year ended December 31, 2018, primarily due to increased rental and related expenses and depreciation.

•

Other operating expenses for the year ended December 31, 2018 were RMB54.3 million (US$7.9 million), a decrease of 29.9% from 2017. The decrease was primarily due to lower cost related to our factoring business.

•	Government subsidies increased from RMB49.0 million for the year ended December 31, 2017 to RMB53.6 million (US$7.8 million) for the year ended December 31, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. For the wealth management business, our net revenues increased by 10.1% from RMB1,931.7 million for the year ended December 31, 2016 to RMB2,126.3 million for the year ended December 31, 2017.

•

Net revenues from one-time commissions decreased by 1.3% from RMB1,106.7 million for the year ended December 31, 2016 to RMB1,092.2 million for the year ended December 31, 2017, primarily due to a decline in distribution of insurance products.

•

Net revenues from recurring service fees increased by 16.8% from RMB746.5 million for the year ended December 31, 2016 to RMB871.7 million for the year ended December 31, 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by the Company.

•

Net revenues from performance-based income increased to RMB92.5 million for the year ended December 31, 2017 from RMB11.6 million for the year ended December 31, 2016, primarily due to an increase in performance-based income from secondary market equity, real estate and private equity products previously distributed by us.

•	Net revenues from other service fees for the year ended December 31, 2017 were RMB69.9 million, representing a 4.5% increase from RMB66.9 million for the year ended December 31,2016.

Operating Costs and Expenses. For the wealth management business, our operating cost and expenses increased by 9.9% from RMB1,405.6 million for the year ended December 31, 2016 to RMB1,545.3 million for the year ended December 31, 2017.

•

Compensation and benefits increased by 7.5% from RMB1,000.3 million for the year ended December 31, 2016 to RMB1,074.9 million for the year ended December 31, 2016. In 2017, relationship manager compensation increased by 9.9% from 2016, while other compensation increased by 4.4% from 2016.

•

Selling expenses increased by 5.3% from RMB281.0 million for the year ended December 31, 2016 to RMB295.8 million for the year ended December 31, 2017, primarily due to an increase in marketing initiatives and office rental expenses.

•

General and administrative expenses increased by 21.0% from RMB120.8 million for the year ended December 31, 2016 to RMB146.1 million for the year ended December 31, 2017, primarily due to increased rental and related expenses and depreciation.

•

Other operating expenses for the year ended December 31, 2017 were RMB77.5 million, a decrease of 5.6% from 2016. The decrease was primarily due to lower operating expenses for ancillary services we provide within the wealth management segment.

•	Government subsidies decreased from RMB78.4 million for the year ended December 31, 2016 to RMB49.0 million for the year ended December 31, 2017.

Asset Management

	Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	1,185	1,087	1,585	231
Recurring service fees	61,915	27,548	22,074	3,211
Performance-based income	8,597	2,389	531	77
Other service fees	—	10,712	8,225	1,196

Total revenues from others	71,697	41,736	32,415	4,715
Revenues from funds Gopher manages:
One-time commissions	2,887	1,012	2,085	304
Recurring service fees	427,907	502,409	618,465	89,952
Performance-based income	38,794	45,483	98,794	14,369

Total revenues from funds Gopher manages	469,588	548,903	719,344	104,625
Total Revenues	541,285	590,640	751,759	109,340
Less: business taxes and related surcharges	(9,475)	(2,599)	(3,228)	(470)

Net Revenues	531,810	588,041	748,531	108,870

Operating costs and expenses:
Compensation and benefits	(165,165)	(201,327)	(273,098)	(39,721)
Selling expenses	(16,172)	(9,271)	(22,200)	(3,229)
General and administrative expenses	(77,201)	(70,618)	(80,873)	(11,762)
Other operating expenses	(35,923)	(27,773)	(25,310)	(3,681)
Government subsidies	83,920	23,848	6,148	894

Total operating costs and expenses	(210,541)	(285,141)	(395,333)	(57,499)

Income from operations:	321,269	302,900	353,198	51,371

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. For the asset management business, our net revenues increased by 27.3% from RMB588.0 million for the year ended December 31, 2017 to RMB748.5 million (US$108.9 million) for the year ended December 31, 2018.

•

Net revenues from recurring service fees increased by 20.9% from RMB527.6 million for the year ended December 31, 2017 to RMB637.8 million (US$92.8 million) for the year ended December 31, 2018, mainly due to the increase in assets under management.

•

Net revenues from performance-based income increased by 107.5% from RMB47.7 million for the year ended December 31, 2017 to RMB98.9 million (US$14.4 million) for the year ended December 31, 2018, primarily due to an increase in performance-based income from real estate and secondary market equity funds.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses increased by 38.7% from RMB285.1 million for the year ended December 31, 2017 to RMB395.3 million (US$57.5 million) for the year ended December 31, 2018.

•

Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits increased by 35.6% from RMB201.3 million for the year ended December 31, 2017 to RMB273.1 million (US$39.7 million) for the year ended December 31, 2018. The increase was primarily due to increases in number of employees.

•

Selling expenses increased by 139.5% from RMB9.3 million for the year ended December 31, 2017 to RMB22.2 million (US$3.2 million) for the year ended December 31, 2018, primarily due to increased marketing initiatives in 2018.

•

General and administrative expenses increased by 14.5% from RMB70.6 million for the year ended December 31, 2017 to RMB80.9 million (US$11.8 million) for the year ended December 31, 2018, primarily due to an increase in headcount.

•	Government subsidies decreased from RMB23.8 million in 2017 to RMB6.1 million (US$0.9 million) for the year ended December 31, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. For the asset management business, our net revenues increased by 10.6% from RMB531.8 million for the year ended December 31, 2016 to RMB588.0 million for the year ended December 31, 2017.

•

Net revenues from recurring service fees increased by 9.6% from RMB481.2 million for the year ended December 31, 2016 to RMB527.6 million for the year ended December 31, 2017, mainly due to the increase in assets under management.

•

Net revenues from performance-based income increased by 2.4% from RMB46.6 million for the year ended December 31, 2016 to RMB47.7 million for the year ended December 31, 2017, primarily due to an increase in performance-based income from real estate products.

Operating Costs and Expenses. For the asset management business, our operating cost and expenses increased by 35.4% from RMB210.5 million for the year ended December 31, 2016 to RMB285.1 million for the year ended December 31, 2017.

•

Compensation and benefits increased by 21.9% from RMB165.2 million for the year ended December 31, 2016 to RMB201.3 million for the year ended December 31, 2017. The increase was primarily due to increases in both the number of employees and the amount of share-based compensation.

•

Selling expenses decreased by 42.7% from RMB16.2 million for the year ended December 31, 2016 to RMB9.3 million for the year ended December 31, 2017, primarily due to a decrease in general marketing activities.

•

General and administrative expenses decreased by 8.5% from RMB77.2 million for the year ended December 31, 2016 to RMB70.6 million for the year ended December 31, 2017, primarily due to decreased consulting fees.

•	Government subsidies decreased from RMB83.9 million for the year ended December 31, 2016 to RMB23.8 million for the year ended December 31, 2017.

Other Financial Services

	Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
Other service fees	51,423	113,971	240,091	34,920
Total revenues from others	51,423	113,971	240,091	34,920
Total Revenues	51,423	113,971	240,091	34,920
Less: business taxes and related surcharges	(1,315)	(1,371)	(5,020)	(730)
Net Revenues	50,108	112,600	235,071	34,190
Operating costs and expenses:
Compensation and benefits	(134,981)	(131,125)	(125,344)	(18,231)
Selling expenses	(25,502)	(15,393)	(22,931)	(3,335)
General and administrative expenses	(36,523)	(32,138)	(33,712)	(4,903)
Other operating expenses	(33,106)	(42,055)	(89,767)	(13,056)
Government subsidies	—	1,300	2,815	409
Total operating costs and expenses	(230,112)	(219,411)	(268,939)	(39,116)
Income from operations:	(180,004)	(106,811)	(33,868)	(4,926)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. For the other financial services business, our net revenues were RMB235.1 million (US$34.2 million) for the year ended December 31, 2018, a 108.8% increase from RMB112.6 million for the year ended December 31, 2017, mainly due to the growth of the lending services business.

Operating Costs and Expenses. For the other financial services business, our operating costs and expenses for the year ended December 31, 2018 were RMB268.9 million (US$39.1 million), an increase of 22.6% from 2017. Operating costs and expenses for the year ended December 31, 2018 primarily consisted of compensation and benefits of RMB125.3 million (US$18.2 million), selling expenses of RMB22.9 million (US$3.3 million), general and administrative expenses of RMB33.7 million (US$4.9 million) and other operating expenses of RMB89.8 million (US$13.1 million).

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. For the other financial services business, our net revenues were RMB112.6 million for the year ended December 31, 2017, a 124.7% increase from RMB50.1 million for the year ended December 31, 2016, mainly due to growth of various services within this segment.

Operating Costs and Expenses. For the other financial services business, our operating costs and expenses for the year ended December 31, 2017 were RMB219.4 million, a decrease of 4.7% from 2016. Operating costs and expenses for the year ended December 31, 2017 primarily consisted of compensation and benefits of RMB131.1 million, selling expenses of RMB15.4 million, general and administrative expenses of RMB32.1 million and other operating expenses of RMB42.1 million.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage increase in the consumer price index for 2016, 2017 and 2018 was 1.8%, 2.5% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, rental expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The exchange rate between the U.S. dollar and RMB has increased from RMB6.5063 per U.S. dollar as of December 29, 2017 to RMB6.8755 per U.S. dollar as of December 31, 2018. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3. Key Information—D. Risk Factors – Risks Related to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the way of the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. ASU 2018-11, “Leases (Topic 842); Targeted Improvements”, issued in July 2018, provides a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the year of adoption and to recognize the effects of applying the new standard as a cumulative-effect adjustment to the opening balance of retained earnings. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements and the use of the modified retrospective transition method provided by ASU 2018-11 on January 1, 2019. Upon adoption of the new standard, we expect to recognize a right of use asset and lease liability of around RMB280 million for all of the Group’s long-term leases, which will have a material impact on the consolidated balance sheet. The conclusions are preliminary and subject to change as the Group finalize the evaluation.

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

In August 2018, the FASB issued ASU 2018-13. The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimus for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal uses of cash for the years ended December 31, 2016, 2017, 2018 were for operating and investing activities. In addition, we used RMB12.6 million, RMB31.3 million and nil to repurchase our ADSs in 2016, 2017 and 2018, respectively. As of December 31, 2018, we had RMB2,704.1 million (US$393.3 million) in cash and cash equivalents, consisting of cash on hand and demand deposits which are unrestricted as to withdrawal and use. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In February 2015, we issued five-year convertible notes with US$80 million in aggregate principal at a rate of 3.5% per annum. The notes were convertible at the holders’ option with an initial conversion price of US$23.03 per ADS. As of the date of this annual report, all notes had been in exchange for 3,473,730 ADSs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2016	2017	2018
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	686,247	628,383	1,029,386	149,718
Net cash used in investing activities	(883,793)	(833,857)	(395,677)	(57,549)
Net cash provided by (used in) financing activities	994,635	(791,789)	109,823	15,973
Effect of exchange rate changes	52,497	(79,494)	56,304	8,190
Net increases in cash and cash equivalents	849,586	(1,076,757)	799,838	116,332
Cash, cash equivalents and restricted cash at the beginning of the period	2,132,924	2,983,510	1,906,753	277,326
Cash, cash equivalents and restricted cash at the end of the period	2,982,510	1,906,753	2,706,591	393,657

Operating Activities

Net cash provided by operating activities in 2018 was RMB1,029.4 million (US$149.7 million), primarily as a result of net income of RMB803.7 million (US$116.9 million), adjusted by changes in working capital in the amount of RMB122.6 million (US$17.8 million) and non-cash charges from operating activities of RMB103.0 million (US$15.0 million), which primarily included share-based compensation expenses of RMB112.8 million (US$16.4 million) and depreciation and amortization of RMB92.3 million (US$13.4 million), partially offset by amortization of unearned income for financial lease of RMB62.3 million (US$9.1 million) and income from the disposal of one subsidiary in the amount of RMB31.2 million (US$4.5 million).

Net cash provided by operating activities in 2017 was RMB628.4 million, primarily as a result of net income of RMB761.9 million, adjusted by non-cash charges from operating activities of RMB74.0 million, which primarily included share-based compensation expenses of RMB93.7 million and depreciation and amortization of RMB82.0 million, partially offset by income from equity in affiliates of RMB92.1 million.

Net cash provided by operating activities in 2016 was RMB686.2 million, primarily as a result of net income of RMB597.9 million, adjusted by non-cash charges from operating activities of RMB122.7 million, which primarily included share-based compensation expenses of RMB79.2 million and depreciation and amortization of RMB61.3 million, partially offset by income from equity in affiliates of RMB22.3 million. Net cash provided by proceeds of products of our other financial services business in 2016 was RMB125.0 million.

We typically receive most of our one-time commissions and recurring service fees within several months after they are accrued, and we have not had bad debt. Our accounts receivable amounted to RMB204.1 million, RMB175.5 million, RMB282.4 million (US$41.1 million) as of December 31, 2016, 2017, 2018, respectively. Our amounts due from related parties amounted to RMB438.8 million, RMB515.5million and RMB620.2 million (US$90.2 million) as of December 31, 2016, 2017 and 2018, respectively. The increase in amounts due from related parties was primarily due to increasing revenues from funds managed by Gopher Asset Management.

Investing Activities

Net cash used in investing activities in 2018 was RMB395.7 million (US$57.5 million), primarily attributable to RMB946.5 million (US$137.7 million) of investment in affiliates, RMB197.2 million (US$28.7 million) for purchase of long-term investment and RMB128.2 million (US$18.6 million) of purchases of property and equipment, which was partially offset by RMB117.5 million (US$17.1 million) net cash inflow from collection of loans originated to third parties, RMB135.0 million (US$19.6 million) net cash inflow for held-to-maturity securities and RMB53.6 million (US$7.8 million) net cash inflow for available-for-sale investment, and RMB605.6million (US$88.1 million) cash inflow for capital gains from investment in affiliates.

Net cash used in investing activities in 2017 was RMB833.9 million, primarily attributable to a net RMB653.6 million in originated loans disbursement to third parties, RMB371.9 million for purchase of long-term investment, RMB342.0 million of investment in affiliates, and RMB152.7 million of purchases of property and equipment, which was partially offset by RMB500.0 million cash inflow by loan receivables from factoring business net of purchases and collections, RMB79.6 million net cash inflow for held-to-maturity securities, RMB58.0 million net cash inflow for available-for-sale investment, and RMB49.1million cash inflow for capital return from investment in affiliates.

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

Financing Activities

Net cash provided by financing activities was RMB109.8 million (US$16.0 million) in 2018 due to the net contributions from non-controlling interests of subsidiaries of RMB63.9 million (US$9.3 million), and proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB45.9 million (US$6.7 million).

Net cash used in financing activities was RMB791.8 million in 2017 due to the net outflow related to the transfer of the right to factoring receivables of RMB500 million, repurchase of Sequoia’s investment in Gopher Asset Management of RMB343.3 million, share repurchase of RMB31.3 million and partly offset by net contributions from non-controlling interests of subsidiaries of RMB33.2 million, proceeds of prepayment from an investor of RMB30.0 million and proceeds from the issuance of ordinary shares upon the exercise of stock options and the vesting of restricted shares of RMB19.7 million.

Net cash provided by financing activities was RMB994.6 million in 2016 due to the net proceeds related to the transfer of the right of factoring receivables of RMB500 million, proceeds from financing of our asset management business of RMB336.0 million and non-controlling interests of subsidiaries of RMB166.7 million, proceeds from the issuance of ordinary shares upon the exercise of stock options and the exercise of stock options of RMB4.5 million and partly offset by share repurchase of RMB12.6 million.

Capital Expenditures

Our capital expenditures were RMB101.4 million, RMB152.7 million and RMB128.2 million (US$18.6 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

Holding Company Structure

We are a holding company, and we may rely significantly on dividends and other distributions by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Noah Group currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our variable interest entity are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,566.5 million and RMB1,735.4 million (US$252.2 million) as of December 31, 2017 and 2018, respectively. The restricted assets of our variable interest entity amounted to RMB453.9 million and RMB627.6 million (US$91.3 million) as of December 31, 2017 and 2018, respectively.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Lease	366,450	93,729	131,467	54,103	87,151
Convertible Notes(1)	152,617	5,075	147,542	—	—

Note:

(1)    The amounts of contractual obligations of convertible notes include both principal and interest.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	47	Co-founder, Chairwoman and chief executive officer
Zhe Yin	45	Co-founder, director and chief executive officer of Gopher Asset Management
Chia-Yue Chang	59	Director
Neil Nanpeng Shen	50	Director
Boquan He	59	Independent director
May Yihong Wu	52	Independent director
Tze-Kaing Yang	63	Independent director
Jinbo Yao	43	Independent director
Zhiwu Chen	57	Independent director
Yi Zhao	46	President
Shang Yan Chuang	37	Chief financial officer
Yang Gao	40	Chief operating officer

Ms. Jingbo Wang is our co-founder and has been our Chairwoman of the board of directors and chief executive officer since our inception. Ms. Wang has been listed by Forbes as a “China Top 100 Businesswomen” and “China Best Listed-Company Female CEOs” in 2017, recognized as “Outstanding Leader of the Year” by Wealth APAC, and awarded “2018 International Women’s Entrepreneurial Challenge Award” by IWEC Foundation. Ms. Wang has over twenty years of experience in the wealth and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as the head of the private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as a deputy head of ABN AMRO Xiangcai Fund Management, a joint venture fund management company, from February 2002 to August 2003, and the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was the financial controller and general manager for the settlement center of Chengpu Group from September 1994 to December 1999. Ms. Wang received her master’s degree in management and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from the Global CEO Program of China Europe International Business School in 2009. Since 2016, she has been studying in the Hupan University, a non-profit business school co-founded by nine well-known Chinese entrepreneurs and scholars, with Jack Ma, Chairman of Alibaba Group (NYSE: BABA), as the first and current principal.

Mr. Zhe Yin is our co-founder and has been our director since our inception. He is also the chief executive officer of Gopher Asset Management. Mr. Yin has over 15 years of experience in the wealth and asset management industries. Mr. Yin is Co-Chairman of China’s Fund of Funds Association, and has been named as one of the “Top 20 Chinese Private Equity Investor 2018” by CV Info, as well as “Top 10 Market Leaders in Chinese Fund of Fund Industry” by FOF Weekly. Prior to co-founding our company, Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to November 2003. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997, and graduated with an Executive MBA degree from China Europe International Business School in 2010.

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

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen is currently Founding and Managing Partner of Sequoia Capital China, a co-founder of Ctrip.com and Home Inns, Trustee of Brookings Institution, Trustee of the Asia Society and Member of Hong Kong Financial Services Development Council. Mr. Shen has been honored with top awards in China and worldwide. His ascent to the top of the Forbes “2018 Midas List” marks a milestone as the first time that a Chinese national has appeared at the top of the list. Mr. Shen was also the highest ranking Chinese investor on the Forbes “Midas List” for the years 2012 to 2018 and named as one of the “100 Greatest Living Business Minds” by Forbes. In addition, he was named as one of the “50 Most Influential Business Leaders in China” and “30 Most Influential Investors in China” by Fortune for the years 2015 to 2017, and “Top 20 Venture Capitalists Worldwide” by The New York Times and CB Insights in 2017. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Ctrip, Pinduoduo Inc., Meituan Dianping and China Renaissance Holdings Limited. Mr. Shen received his Master’s degree from Yale University and Bachelor’s degree from Shanghai Jiao Tong University.

Mr. Boquan He is our co-founder and was our director since August 2007 and has served as our independent director since October 2011. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He graduated from Guangdong Television Public University in China.

Ms. May Yihong Wu has served as our independent director since November 2010. Ms. Wu has served as the chief strategy officer of Home Inns Hotel Group, a leading economy hotel operator in China and listed on the NASDAQ Global Market until April 2016, and now a subsidiary of BTG Home Inns Group, listed on Shanghai Stock Exchange. Ms. Wu is an independent director, and chairwoman of the audit committee of Swire Properties (1972.HK), a leading real estate developer and manager based in Hong Kong. She joined Swire Properties’ board in May 2017. Since January 2019, Ms. Wu has also served as a director of AAFE (Asian Americans for Equality), a non-profit organization dedicated to affordable housing and community development. From September 2010 to July 2013, she was an independent director, a member of the audit committee and the corporate governance and nomination committee of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE listed company at that time. From August 2008 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a NYSE listed company at that time. Ms. Wu was the chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was the first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and service sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

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

Mr. Yi Zhao has been our president since March 2019 and prior to that led Noah’s wealth management business from 2013. Mr. Zhao has more than twenty years of experience in the financial industry. During his tenure as the head of our wealth management segment, he implemented a number of important strategies, including enhancing the management of our sales network and creating an elite relationship managers program. Prior to joining Noah, Mr. Zhao worked for several insurance companies, including Ping An Insurance, AXA-Minmetals Assurance, and Great Wall Life Insurance. Mr. Zhao received his Bachelor’s Degree from Shenyang Sports University.

Mr. Shang Yan Chuang has been our chief financial officer since September 2016. Mr. Chuang has over 15 years of experience in financial services. In March 2011, he joined Noah as a Director of Investor Relations and Corporate Development. In 2012, he founded Noah Holdings (Hong Kong) Limited, one of our major businesses, and served as its executive director and chief executive officer until January 2016. Prior to joining Noah, Mr. Chuang worked at Bank of America Merrill Lynch in Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang was listed as “2018 Top 10 CFO of Capital Operations in China” by Renmin Business School and China CFO Development Center. Mr. Chuang graduated Magna Cum Laude with a Bachelor of Science in Finance from Stern School of Business at New York University.

Ms. Yang Gao has been our chief operating officer since August 2018. Ms. Gao has more than 13 years of experience in financial and operating management. She joined Noah in June 2011 and served as the general manager of the public affairs department of the company. From 2015 to 2018, she was the chief operating officer of Noah’s wealth management business. Prior to joining Noah, she worked with the taxation management department of Shanda Group for seven years. Ms. Yang Gao received her bachelor’s degree from Shanghai University of Finance and Economics.

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

Each officer also agrees to refrain from competing with us, directly or indirectly, for two years after his or her termination of employment.

B.	Compensation

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB22.9 million (US$3.3 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

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

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 Class A ordinary shares. As of March 31, 2019, there were 117,550 options to purchase Class A ordinary shares outstanding, and 188,737 restricted shares had been issued and were outstanding under the 2017 Plan .

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

The following table summarizes, as of Mach 31, 2019, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Jingbo Wang	*	37.63	September 1, 2018	September 1, 2028
Zhe Yin	*	37.63	September 1, 2018	September 1, 2028
Chia-Yue Chang	*	37.63	September 1, 2018	September 1, 2028
Shang Yan Chuang	*	37.63	September 1, 2018	September 1, 2028
Yang Gao	*	37.63	September 1, 2018	September 1, 2028
Yi Zhao	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	37.63	September 1, 2018	September 1, 2028

Notes:

*    Less than 1% of our total outstanding share capital.

The following table summarizes, as of March 31, 2019, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Restricted Shares	Date of Issuance
Jingbo Wang	*	September 1, 2018
Zhe Yin	*	September 1, 2018
Chia-Yue Chang	*	September 1, 2018
Yang Gao	*	September 1, 2018
Yi Zhao	*	September 1, 2018
Shang Yan Chuang	*	September 1, 2018
Other Individuals as a Group	*	September 1, 2018
Zhiwu Chen	*	December 14, 2017
Jinbo Yao	*	October 11, 2018
May Yihong Wu	*	November 16, 2018

Notes:

*    Less than 1% of our total outstanding share capital.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of Mach 31, 2019, options to purchase an aggregate of 515,954 Class A ordinary shares have been granted and were outstanding and 67,198 restricted shares have been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of Mach 31, 2019, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
May Yihong Wu	*	31.10	February 25, 2014	February 25, 2024
Jingbo Wang	*	27.82	April 15, 2014	April 15, 2024
Yi Zhao	*	27.82	April 15, 2014	April 15, 2024
May Yihong Wu	*	26.86	May 7, 2014	May 7, 2024
Other Individuals as a Group	*	27.82	April 15, 2014	April 15, 2024
Jingbo Wang	*	34.74	May 5, 2015	May 5, 2025
Zhe Yin	*	34.74	May 5, 2015	May 5, 2025
Chia-Yue Chang	*	34.74	May 5, 2015	May 5, 2025
Shang Yan Chuang	*	34.74	May 5, 2015	May 5, 2025
Yang Gao	*	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	34.74	May 5, 2015	May 5, 2025
Jingbo Wang	*	38.72	July 1, 2016	July 1, 2026
Zhe Yin	*	38.72	July 1, 2016	July 1, 2026
Chia-Yue Chang	*	38.72	July 1, 2016	July 1, 2026
Shang Yan Chuang	*	38.72	July 1, 2016	July 1, 2026
Yang Gao	*	38.72	July 1, 2016	July 1, 2026
Other Individuals as a Group	*	38.72	July 1, 2016	July 1, 2026
Jingbo Wang	*	45.84	July 1, 2017	July 1, 2027
Zhe Yin	*	45.84	July 1, 2017	July 1, 2027
Chia-Yue Chang	*	45.84	July 1, 2017	July 1, 2027
Shang Yan Chuang	*	45.84	July 1, 2017	July 1, 2027
Yang Gao	*	45.84	July 1, 2017	July 1, 2027
Other Individuals as a Group	*	45.84	July 1, 2017	July 1, 2027

Notes:

*    Less than 1% of our total outstanding share capital.

The following table summarizes, as of March 31, 2019, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Name	Restricted Shares	Date of Issuance
Other Individuals as a Group	*	May 5, 2015
Other Individuals as a Group	*	July 1, 2016
Jingbo Wang	*	July 1, 2017
Zhe Yin	*	July 1, 2017
Chia-Yue Chang	*	July 1, 2017
Yang Gao	*	July 1, 2017
Yi Zhao	*	July 1, 2017
Shang Yan Chuang	*	July 1, 2017
Other Individuals as a Group	*	July 1, 2017
Tze-Kaing Yang	*	August 23, 2017

Notes:

*    Less than 1% of our total outstanding share capital.

The 2008 Plan

Although the 2008 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2008 Plan. As of March 31, 2019 options to purchase an aggregate number of 44,859 Class A ordinary shares have been granted and were outstanding, and no restricted shares were issued and outstanding under the 2008 Plan.

The following table summarizes, as of March 31, 2019, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

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

Audit Committee. Our audit committee consists of Mr. Tze-Kaing Yang, Mr. Zhiwu Chen and Ms. May Yihong Wu, and is chaired by Mr. Tze-Kaing Yang. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	reporting regularly to the board.

•	reviewing and approving certain proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act.

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

We had 2,823, 2,969 and 3,441 employees as of December 31, 2016, 2017 and 2018, respectively; out of which we had 1,169, 1,335 and 1,583 relationship managers as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by business segments as of December 31, 2018:

Business Segments	Number of Employees	% of Total
Wealth management	2,386	69.4%
Relationship managers	1,562
Asset management	249	7.2%
Other financial services	201	5.8%
Overseas business	178	5.2%
Administrative Support	427	12.4%

Total	3,441	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares, as of March 31, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2019, we had 30,730,902 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Jingbo Wang(1)	6,813,108	22.2
Zhe Yin(2)	1,704,230	5.5
Boquan He(3)	1,639,872	5.3
Chia-Yue Chang(4)	2,053,730	6.7
Neil Nanpeng Shen(5)	1,851,336	6.0
May Yihong Wu	*	*
Tze-Kaing Yang	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Yi Zhao	*	*
Shang Yan Chuang	*	*
Yang Gao	*	*
All Directors and Officers as a Group	14,233,623	46.3

Principal Shareholders:
Jing Investors Co., Ltd.(6)	6,813,108	22.2
Jia Investment Co., Ltd.(7)	2,053,730	6.7
Affiliates of Sequoia Capital China	1,851,336	6.0
Yin Investment Co., Ltd.(8)	1,704,230	5.5
Quan Investment Co., Ltd.(9)	1,639,872	5.3

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Represents 6,813,108 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(2)	Represents 1,704,230 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(3)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(4)	Represents 2,053,730 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(5)

Represents 1,851,336 ordinary shares in the form of restricted ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprise Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing director of Sequoia Capital China, an affiliate of the Sequoia Capital China funds. Mr. Shen disclaims beneficial ownership with respect to the shares held by the affiliates of Sequoia Capital China, except to the extent of his pecuniary interest therein.

(6)

Jing Investors Co., Ltd. (“Jing Investors”) is a British Virgin Islands company indirectly wholly owned by Ark Trust (Hong Kong) Limited (“Ark Trust”) in its capacity as trustee of the Jing Family Trust (the “Trust”) constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 6,813,108 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

(7)

Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

(8)

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

To our knowledge, as of March 31, 2019, 18,032,276 of our Class A ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program; this number includes 140,479 Class A ordinary shares of treasury stock. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

Transactions with Shareholders and Affiliates

Since May 2010, we started our fund of fund business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. We manage contractual funds as fund manager and earn management fee and/or carried interest from the second half of 2014. During the year ended December 31, 2018, significant related party transactions related to these funds were as follows:

During the years ended December 31, 2016, 2017 and 2018, related party transactions were as follows:

	Years Ended December 31
	2016 RMB’000	2017 RMB’000	2018 RMB’000	2018 US$’000
One-time commissions:
Investee funds of Gopher Assets	320,546	558,543	294,984	42,904
One-time commissions earned from funds subscribed by shareholders	896	2,517	—	—
Total one-time commissions	321,442	561,060	294,984	42,904
Recurring service fees:
Investee funds of Gopher Assets	546,662	610,077	929,911	135,250
Wanjia Win-Win	7,441	1,079	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	42,404	49,425	33,009	4,801
Investee funds of Gopher Capital GP Ltd.	164,489	200,149	252,782	36,766
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	5,449	—	—	—
Wuhu Bona	7,728	—	8,491	1,235
Recurring services fee earned from funds subscribed by shareholders	1,553	—	2,868	417
Total recurring service fees	775,726	860,730	1,227,061	178,469
Performance-based income:
Investee funds of Gopher Assets	32,206	44,580	92,128	13,399
Investee funds of Gopher Capital GP Ltd.	380	9,922	8,405	1,223
Wanjia Win-Win	6,915	—	—	—
Total performance-based income	39,501	54,502	100,533	14,622
Other service fees:
Other services subscribed by shareholders	1,706	23,313	29,227	4,251
Investee funds of Gopher Capital GP Ltd.,	82	1	—	—
Total other service fees	1,788	23,314	29,227	4,251
Total	1,138,457	1,499,606	1,651,805	240,246

As of December 31, 2017 and 2018, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2017 RMB’000	2018 RMB’000	2018 US$’000
Wanjia Win-Win	5,526	277	40
Investee funds of Gopher Assets	448,794	470,481	68,429
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	627	110	16
Wuhu Bona	1,777	—	—
Investee funds of Gopher Capital GP Ltd.	39,903	55,556	8,080
Shanghai Noah Rongyao Insurance Broker Co., Ltd	8,304	—	—
Total	504,931	526,424	76,565

As of December 31, 2017 and 2018, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	2017 RMB’000	2018 RMB’000	2018 US$’000
Investee funds of Gopher Assets	10,523	32,007	4,655
Investee funds of Gopher Capital GP Ltd.	—	13,770	2,003
Total	10,523	45,777	6,658

As of December 31, 2017 and 2018, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2017 RMB’000	2018 RMB’000	2018 US$’000
Investee funds of Gopher Assets	31,523	88,158	12,822
Wanjia Win-Win	—	1,006	146
Investee funds of Gopher Capital GP Ltd.	—	10,311	1,500
Total	31,523	99,475	1,500

In the second quarter of 2017, we transferred 100% of the shares of one subsidiary, Shanghai Noah Rongyao Insurance Broker Co., Ltd. (“Rongyao Insurance”), to an entity owned by our shareholders and two senior executives of our subsidiaries, at the price of RMB52.6 million. In the fourth quarter of 2017, we obtained significant influence under applicable accounting standards over Rongyao Insurance by acquiring certain economic rights of 40% of Rongyao Insurance’s equity interests at a price of RMB21.0 million. In the fourth quarter of 2018, we commenced consolidating Rongyao Insurance’s financial results in our consolidated financial statements after we obtained an additional 60% of its beneficiary rights for aggregate consideration of RMB32.9 million. As a result of such consolidation, our existing equity interests were re-measured to a fair value of RMB22.0 million, with the difference between the carrying amount recognized as loss on deemed disposal of equity method investment of RMB2.0 million in the consolidated statement of comprehensive income. The consolidation of Rongyao Insurance was not material to our consolidated financial statements for the year ended December 31, 2018.

During the years ended December 31, 2016, 2017 and 2018, donations made to Shanghai Noah Foundation were RMB6.0 million, RMB2.7 million and RMB1.2 million, respectively.

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

Item 9.	The Offer and Listing

Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the New York Stock Exchange since November 10, 2010 under the symbol “NOAH.” Two ADSs represent one of our ordinary shares. We have a dual-class common share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class B shares are each entitled to four votes, whereas Class A ordinary shares are each entitled to one vote. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2018.

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

Provided that our Cayman Islands holding company, Noah Holdings Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax under Circular 7. However, because there is uncertainty as to the application of and SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be taxed under and SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.”

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

Although the application of these rules is unclear in many important respects, based on the price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2018, we believe that we were not a PFIC for that year. However, the IRS does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure U.S. Holders that we will not be a PFIC for our current taxable year ending December 31, 2019 or for any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase. For example, because we value our goodwill for this purpose based on the market value of our equity, a decrease in the price of our ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any financing activities. In the event that we determine that we are not a PFIC in 2019 or in a future taxable year, there can be no assurance that the IRS or a court will agree with our determination.

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

A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for our taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation, provided that (i) our ADSs are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Our ADSs are currently listed on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States and that, assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the year in which the dividend is paid or the preceding taxable year, we are therefore a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the EIT Law, we may be eligible for the benefits under the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and that, again assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the year in which the dividend is paid or the preceding taxable year, we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs and ordinary shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Our Internet website is ir.noahgroup.com. We make available on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC, all free of charge. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2018, we had an Renminbi or Hong Kong dollar or New Taiwan dollar denominated cash balance of US$274.6 million and a U.S. dollar denominated cash balance of US$118.7 million. Assuming we had converted the U.S. dollar denominated cash balance of US$118.7 million as of December 31, 2018 into RMB at the exchange rate of US$1.00 for RMB6.8755 as of December 31, 2018, this cash balance would have been RMB816.4 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2018, we had RMB301.3 million invested in fixed income products with a weighted average duration of approximately two years.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancelation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADSs	US$1.50 per certificate presented for transfer

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbor Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

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

Depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB0.2 million (US$30.6 thousand) in 2018.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2018 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

The effectiveness of internal control over financial reporting as of December 31, 2018 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2018.

Attestation Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries and consolidated variable interest entity (the “Group”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2018 of the Group and our report dated April 25, 2019 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

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

April 25, 2019

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2017	2018
	(RMB’000)
Audit fees(1)	5,726	6,876
Audit-related fees(2)	840	962
Tax fees(3)	869	974

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

On May 12, 2017, our board of directors approved an extension of our previously approved share repurchase program for one year from July 8, 2017 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs (“2017 Share Repurchase Program”). As of December 31, 2018, we had repurchased no ADSs under the 2017 Share Repurchase Program.

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 99.2 from our current report on Form 6-K (File No. 001-34936), as amended, initially filed with the Commission on January 29, 2016)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

2.3	Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

Exhibit Number	Description of Document

2.4	Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

2.5	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit (a)(1) from our S-8 registration statement (File No. 333- 170167), as amended, filed with the Commission on March 15, 2016)

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

4.3	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-222342) filed with the Commission on December 29, 2017)

4.4	Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6	English translation of the Exclusive Option Agreement between Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7	English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated September 3, 2007 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8	English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9	English translation of the Share Pledge Agreement between Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Fuzhou Investment Consulting Co., Ltd. and subsequently as Shanghai Noah Rongyao Investment Consulting Co., Ltd.) and shareholders of Noah Investment Management Co., Ltd., dated September 3, 2007 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

4.10	English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Investment (Group) Co., Ltd.( formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014).

8.1*	List of Significant Consolidated Entities

11.1	Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairwoman and Chief Executive Officer

Date: April 25, 2019

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2016, 2017 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries and consolidated variable interest entities (the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2019 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Group has changed its method of accounting for certain investments in equity securities upon modified retrospective adoption of ASU 2016-01, Financial Instruments, on January 1, 2018.

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

April 25, 2019

We have served as the Group’s auditor since 2010.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries and consolidated variable interest entities (the “Group”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements and the related financial statement schedule included in Schedule I as of and for the year ended December 31, 2018 of the Group and our report dated April 25, 2019 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2019

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Shares Data)

	As of December 31
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,906,753	2,704,091	393,294
Restricted cash	—	2,500	364
Short-term investments (including short-term investments measured at fair value of RMB95,345 and RMB438,077 as of December 31, 2017 and 2018, respectively)	160,345	450,477	65,519
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2017 and December 31, 2018	175,518	282,431	41,078
Amounts due from related parties	515,454	572,201	83,223
Loan receivables, net of allowance for loan losses of RMB3,244 and RMB2,556 as of December 31, 2017 and December 31, 2018, respectively	765,398	620,219	90,207
Loan receivables from factoring business	256,944	18,893	2,748
Other current assets	255,680	453,269	65,925
Total current assets	4,036,092	5,104,081	742,358
Long-term investments (including long-term investments measured at fair value of RMB482,006 and RMB609,151, as of December 31, 2017 and 2018, respectively)	988,266	1,025,065	149,090
Investment in affiliates	968,622	1,375,110	200,001
Property and equipment, net	303,349	346,653	50,419
Deferred tax assets	72,654	113,384	16,491
Other non-current assets	125,871	49,971	7,266
Total Assets	6,494,854	8,014,264	1,165,625
Liabilities, Mezzanine Equity and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	622,494	671,200	97,622
Income tax payable	18,360	54,296	7,897
Deferred revenues	201,254	142,925	20,788
Loan payables from factoring business	3,857	—	—
Other current liabilities	489,389	722,652	105,105
Convertible notes	487,973	—	—
Total current liabilities	1,823,327	1,591,073	231,412
Deferred tax liabilities	50,121	67,092	9,758
Other non-current liabilities	113,660	35,718	5,195
Convertible notes	—	145,004	21,090
Total Liabilities	1,987,108	1,838,887	267,455

Commitments and Contingencies (Note 20)

Shareholders’ equity:
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 20,235,183 shares issued and 20,094,704 shares outstanding as of December 31, 2017 and 21,890,253 shares issued and 21,749,774 shares outstanding as of December 31, 2018	67	73	10
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,465,000 shares issued and outstanding as of December 31, 2017 and 8, 315,000 share issued and outstanding as of December 31, 2018	29	28	4
Treasury stock (140,479 ordinary shares as of December 31, 2017 and 2018)	(40,267)	(40,267)	(5,857)
Additional paid-in capital	1,372,838	1,895,564	275,698
Retained earnings	2,883,169	3,946,107	573,937
Accumulated other comprehensive income	213,424	36,195	5,265
Total Noah Holdings Limited shareholders’ equity	4,429,260	5,837,700	849,057
Non-controlling interests	78,486	337,677	49,113
Total Shareholders’ Equity	4,507,746	6,175,377	898,170
Total Liabilities and Equity	6,494,854	8,014,264	1,165,625

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Shares Data)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenues:
Revenues from others[1]
One-time commissions	817,324	541,025	733,009	106,612
Recurring service fees	535,711	605,092	593,856	86,373
Performance-based income	20,390	86,494	43,101	6,269
Other service fees	119,582	195,073	361,886	52,634
Total revenues from others	1,493,007	1,427,684	1,731,852	251,888
Revenues from funds Gopher manages[1]
One-time commissions	314,763	561,059	294,984	42,904
Recurring service fees	715,015	802,761	1,182,693	172,016
Performance-based income	38,851	54,502	100,533	14,622
Total revenues from funds Gopher manages	1,068,629	1,418,322	1,578,210	229,542
Total revenues	2,561,636	2,846,006	3,310,062	481,430
Less: business taxes and related surcharges	(48,064)	(19,098)	(20,454)	(2,975)
Net revenues	2,513,572	2,826,908	3,289,608	478,455
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(563,620)	(616,064)	(633,599)	(92,153)
Performance fee compensation	(8,146)	(11,291)	(21,175)	(3,080)
Other compensations	(728,639)	(780,017)	(909,418)	(132,269)
Total compensation and benefits	(1,300,405)	(1,407,372)	(1,564,192)	(227,502)
Selling expenses	(322,667)	(320,462)	(412,720)	(60,028)
General and administrative expenses	(234,488)	(248,878)	(279,387)	(40,635)
Other operating expenses	(151,088)	(147,318)	(169,368)	(24,634)
Government subsidies	162,365	74,156	62,583	9,102
Total operating cost and expenses	(1,846,283)	(2,049,874)	(2,363,084)	(343,697)
Income from operations	667,289	777,034	926,524	134,758
Other income (expenses):
Interest income	39,539	45,020	69,841	10,158
Interest expenses	(19,289)	(24,128)	(10,028)	(1,459)
Investment income	48,537	67,343	48,616	7,070
Other income (expense)	(2,531)	3,542	(23,356)	(3,397)
Total other income	66,256	91,777	85,073	12,372
Income before taxes and income from equity in affiliates	733,545	868,811	1,011,597	147,130
Income tax expense	(157,997)	(199,085)	(222,320)	(32,335)
Income from equity in affiliates	22,343	92,136	14,469	2,104
Net income	597,891	761,862	803,746	116,899
Less: net loss attributable to non-controlling interests	(40,602)	(13,745)	(7,551)	(1,098)
Less: net (loss) income attributable to redeemable non-controlling interest of a subsidiary	(5,336)	6,483	—	—
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary		6,201	—	—
Net income attributable to Noah Holdings Limited shareholders	643,829	762,923	811,297	117,997
Net income per share:
Basic	22.87	26.98	27.70	4.02
Diluted	22.08	25.90	26.67	3.88
Weighted average number of shares used in computation:
Basic	28,150,139	28,275,637	29,288,401	29,288,401
Diluted	30,036,763	30,233,823	30,710,540	30,710,540

[1]

Starting from 2018, the Group reports revenue streams in two categories—revenues from funds Gopher manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. The Group also revised the comparative period presentation to conform to current period classification.

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Years Ended December 31,
	2016 RMB	2017 RMB	2018 RMB	2018 US$
Net income	597,891	761,862	803,746	116,899
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	19,242	(33,876)	75,752	11,018
Fair value fluctuation of available-for-sale investment, net of tax of nil (Note 5)	(4,710)	250,425	(349)	(51)
Fair value fluctuation of available-for-sale investment held by affiliates, net of tax of nil	1,709	2,281	(1,080)	(157)
Other comprehensive income	16,241	218,830	74,323	10,810
Comprehensive income	614,132	980,692	878,069	127,709
Less: comprehensive loss attributable to non-controlling interest	(40,684)	(13,776)	(7,638)	(1,111)
Less: (Loss) income attributable to redeemable non-controlling interest of a subsidiary	(5,336)	6,483	—	—
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	—	6,201	—	—
Comprehensive income attributable to Noah Holdings Limited shareholders	660,152	981,784	885,707	128,820

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for share data)

	Class A ordinary shares		Class B ordinary shares		Treasury Stock		Additional Paid-in Capital	Retained earnings	Accumulated other comprehensive (loss)/income	Total Noah Holdings Limited Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	20,802,611	69	8,515,000	29	(1,246,073)	(117,837)	990,517	1,597,865	(21,757)	2,448,886	85,111	2,533,997
Net Income	—	—	—	—	—	—	—	643,829	—	643,829	(40,601)	603,228
Share-based compensation	—	—	—	—	—	—	79,171	—	—	79,171	—	79,171
Vesting of restricted shares	138,492	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	62,430	1	—	—	—	—	4,538	—	—	4,539	—	4,539
Repurchase of ordinary shares	—	—	—	—	(41,132)	(12,602)	—	—	—	(12,602)	—	(12,602)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	19,325	19,325	(83)	19,242
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(3,001)	(3,001)	—	(3,001)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	5,698	5,698
Changes in equity ownership on partial disposal of subsidiaries	—	—	—	—	—	—	151,990	—	—	151,990	9,010	161,000
Balance at December 31, 2016	21,003,533	70	8,515,000	29	(1,287,205)	(130,439)	1,226,216	2,241,694	(5,433)	3,332,137	59,135	3,391,272
Net Income	—	—	—	—	—	—	—	769,124	—	769,124	(13,745)	755,379
Termination of redeemable non-controlling interest of a subsidiary (Note 13)	—	—	—	—	—	—	—	(6,201)	—	(6,201)	—	(6,201)
Share-based compensation	—	—	—	—	—	—	93,635	—	—	93,635	—	93,635
Vesting of restricted shares	115,995	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	203,174	1	—	—			19,691	—	—	19,692	—	19,692
Repurchase of ordinary shares (Note 14)	—	—	—	—	(99,347)	(31,280)	—	—	—	(31,280)	—	(31,280)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(33,849)	(33,849)	(27)	(33,876)
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	252,706	252,706	—	252,706
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	35,123	35,123
Non-controlling Interest capital divestment	—	—	—	—	—	—	30	—	—	30	(2,000)	(1,970)
Conversion of convertible notes	108,554	—	—	—	—	—	33,266	—	—	33,266	—	33,266
Transfer of Class B shares to Class A shares	50,000	—	(50,000)	—	—	—	—	—	—	—	—	—
Retirement of treasury stock	(1,246,073)	(4)	—	—	1,246,073	121,452	—	(121,448)	—	—	—	—
Balance at December 31, 2017	20,235,183	67	8,465,000	29	(140,479)	(40,267)	1,372,838	2,883,169	213,424	4,429,260	78,486	4,507,746
Net Income	—	—	—	—	—	—	—	811,297	—	811,297	(7,551)	803,746
Impact of ASU 2016-01 (Note 2(j))	—	—	—	—	—	—	—	251,641	(251,641)	—	—	—
Share-based compensation	—	—	—	—	—	—	112,763	—	—	112,763	—	112,763
Vesting of restricted shares	133,010	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	201,630	1	—	—	—	—	45,895	—	—	45,896	—	45,896
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	75,841	75,841	(89)	75,752
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(1,429)	(1,429)	—	(1,429)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	63,929	63,929
Impact of acquisition	—	—	—	—	—	—	—	—	—	—	290,663	290,663
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(87,761)	(87,761)
Conversion of convertible notes	1,170,430	4	—	—	—	—	364,068	—	—	364,072	—	364,072
Transfer of Class B shares to Class A shares	150,000	1	(150,000)	(1)	—	—	—	—	—	—	—	—
Balance at December 31, 2018	21,890,253	73	8,315,000	28	(140,479)	(40,267)	1,895,564	3,946,107	36,195	5,837,700	337,677	6,175,377

The accompanying notes are an integral part of these consolidated financial statements.

[1]	The amount less than RMB 1 is rounded to zero.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	597,891	761,862	803,746	116,899
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	4,746	135	304	44
Depreciation and amortization	61,320	81,964	92,282	13,422
Share-based compensation	79,171	93,635	112,763	16,401
Income from equity in affiliates	(22,343)	(92,136)	(14,469)	(2,104)
Income from disposal of subsidiaries	—	—	(31,219)	(4,541)
Provision for loan losses	(184)	2,093	(688)	(100)
Amortization of unearned income for financial leases	—	(11,723)	(62,285)	(9,059)
Changes in investment fair value in the consolidated funds	—	3,608	—	—
Fair value change of equity investments measured by fair value	—	—	6,342	922
Changes in operating assets and liabilities:
Accounts receivable	(81,785)	21,464	(99,969)	(14,540)
Amounts due from related parties	(94,108)	(173,775)	(56,747)	(8,254)
Other current assets	(13,637)	(96,470)	18,512	2,692
Other non-current assets	(12,263)	3,055	(648)	(94)
Accrued payroll and welfare expenses	82,700	53,140	45,118	6,562
Income taxes payable	(38,489)	(3,487)	35,754	5,200
Deferred revenues	24,827	108,002	(58,330)	(8,484)
Other current liabilities	(25,235)	124,293	201,644	29,329
Other non-current liabilities	(1,091)	31,882	(77,942)	(11,336)
Amounts due to related parties	12,272	(11,997)	(134)	(19)
Uncertain tax position liabilities	(67)	—	—	—
Deferred tax assets and liabilities	(12,566)	(16,928)	(40,730)	(5,924)
Acquisitions and sales of financial products	124,970	(250,068)	156,082	22,702
Other operating cash flows	118	(166)	—	—
Net cash provided by operating activities	686,247	628,383	1,029,386	149,718
Cash flows from investing activities:
Purchases of property and equipment	(101,369)	(152,712)	(128,223)	(18,649)
Purchase of held-to-maturity investments	(574,180)	(101,000)	—	—
Proceeds from redemption of held-to-maturity investments	454,840	180,580	135,000	19,635
Purchases of available-for-sale investments	(678,817)	(663,537)	(43,904)	(6,386)
Proceeds from sale or redemption of available-for-sale investments	908,628	721,487	97,551	14,188
Purchase of long-term investments	(91,178)	(371,917)	(197,233)	(28,686)
Proceeds from sale of long-term investments	—	63,836	151,434	22,025
Purchase of investment held by consolidated fund	—	(52,638)	—	—
Loans to related parties	(106,495)	(101,639)	—	—
Principal collection of loans to related parties	—	95,116	31,573	4,592
Loans disbursement to third parties	(1,698,250)	(5,532,111)	(13,590,068)	(1,976,593)
Principal collection of loans originated to third parties	1,706,624	4,878,539	13,707,549	1,993,680
Increase in investment in affiliates	(192,387)	(341,951)	(946,491)	(137,661)
Capital return from investment in affiliates	—	49,099	605,551	88,074
Proceeds from disposal of a subsidiary, net of cash deconsolidated	—	(5,009)	(25,232)	(3,670)
Acquisition, net of cash acquired	—	—	(193,184)	(28,098)
Purchase of loan receivables from factoring business	(4,633,209)	(200,000)	(34,904)	(5,077)
Collection of loan receivables from factoring business	4,122,000	700,000	34,904	5,077
Net cash used in investing activities	(883,793)	(833,857)	(395,677)	(57,549)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	4,539	19,692	45,896	6,675
Contribution from non-controlling shareholders of subsidiaries	166,698	35,123	63,929	9,298
Increase in Mezzanine Equity – Redeemable non-controlling Interest of a Subsidiary	336,000	—	—	—
Decrease in Mezzanine Equity – Redeemable non-controlling Interest of a Subsidiary	—	(343,346)	—	—
Return of non-controlling interests of subsidiaries	—	(1,970)	—	—
Prepayment from an investor to acquire interest in one subsidiary		30,000	—	—
Payments related to transfer of rights to the loan receivables from factoring business	4,304,210	200,000	34,904	5,077
Proceeds related to transfer of rights to the loan receivables from factoring business	(3,804,210)	(700,000)	(34,904)	(5,077)
Payment for repurchase of ordinary shares	(12,602)	(31,288)	—	—
Net cash provided by (used in) financing activities	994,635	(791,789)	109,825	15,973
Effect of exchange rate changes	52,497	(79,494)	56,304	8,190
Net increases (decrease) in cash, cash equivalents and restricted cash	849,586	(1,076,757)	799,838	116,332
Cash, cash equivalents and restricted cash—beginning of the period	2,133,924	2,983,510	1,906,753	277,326
Cash, cash equivalents and restricted cash—end of the period	2,983,510	1,906,753	2,706,591	393,658
Supplemental disclosure of cash flow information:
Cash paid for income taxes	205,052	205,039	211,503	30,762
Cash paid for interest expenses	18,380	23,737	13,022	1,894
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	11,209	3,577	9,572	1,392
Conversion of convertible notes	—	33,266	342,969	49,883
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	2,982,510	1,906,753	2,704,091	393,294
Restricted cash	1,000	—	2,500	364
Total cash, cash equivalents and restricted cash	2,983,510	1,906,753	2,706,591	393,658

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016, 2017 and 2018

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

The Company’s significant subsidiaries as of December 31, 2018 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Noah Upright Fund Distribution Co., Ltd. (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.)	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd)	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2011	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Joy Bright Management Limited	June 11, 2013	BVI	100%
Noah Rongyitong (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
Shanghai Noah Yijie Finance Technology Co., Ltd	March 17, 2014	PRC	54.93%
Noah Commercial Factoring Co., Ltd.	April 1, 2014	PRC	95%
Noah (Shanghai) Financial Leasing Co., Ltd	December 20, 2014	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Gopher International Investment Management (Shanghai) Limited	November 14, 2016	PRC	100%
Noah Insurance Services LLC	February 10, 2017	US	100%
Wuhu Noah Financial Services Co., Ltd.	July 26, 2017	PRC	100%
Joy Triple Star Holdings Limited	January 12, 2018	BVI	100%
Joy Falcon Limited	March 29, 2018	BVI	100%

Noah Investment’s significant subsidiaries as of December 31, 2018 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	100%
Tianjin Gopher Asset Management Co., Ltd.	March 18, 2010	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Shanghai Gopher Asset Management Co. Ltd.	December 14, 2012	PRC	100%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%

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

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Group, its subsidiaries and consolidated VIEs. All inter-company transactions and balances have been eliminated upon consolidation.

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

The Company had been engaged in the fund distribution business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd). (“Noah Rongyao”), its PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders because it was difficult for foreign invested enterprise. and subsidiaries of foreign invested enterprise to apply for a fund distribution license. Noah Upright, a subsidiary of Noah Investment before March 2016, holds the licenses and permits necessary to conduct fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China. However, as the license and permit approval authorities relaxed their requirements for invested enterprise to apply for fund distribution license, Noah Upright was restructured to be a subsidiary of Shanghai Noah Financial Services Corp., or Noah Financial Services, through equity transfer in March 2016.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Rongyao, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include: (i) a Power of Attorney Agreement under which each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of the Company, (ii) an Exclusive Option Agreement under which the shareholders granted Noah Investment or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law, (iii) an Exclusive Support Service Agreement under which Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging the financial support necessary to conduct Noah Investment’s operational activities, (iv) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the agreement, and (v) a Free-Interest Loan Agreement under which each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao for their respective investment in the equity interests in Noah Investment. The total amount of interest-free loans extended to the Founders is RMB27 million (approximately US$3.93 million) which has been injected into Noah Investment. The Founders of Noah Investment effectively acted as a conduit to fund the required capital contributions from the Company into Noah Rongyao, are non-substantive shareholders and received no consideration for entering into such transactions. Under the above agreements, the shareholders of Noah Investment irrevocably granted Noah Rongyao the power to exercise all voting rights to which they were entitled. In December 2013, these loans were further restructured and each shareholder of Noah Investment re-entered into a new no-interest loan agreement with Noah Rongyao. The principal amounts of such no-interest loans to these shareholders were the same as that of the initial loans. The loan agreements will expire in December 2023. In addition, Noah Rongyao has the option to acquire all of the equity interests in Noah Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Noah Rongyao is entitled to receive service fees for certain services to be provided to Noah Investment.

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

In 2017, the Group invested in an investment fund which it served as general partner and subscribed 29% of equity interest with the intention of transferring the equity interest to other parties in the future. As the Group is deemed to have a controlling financial interest in the investment fund as of December 31, 2017, the Group consolidated the investment fund as a primary beneficiary. In April 2018, the Group’s equity interest was diluted to 6.15% as a result of new subscriptions by third party investors. Therefore the Group deconsolidate this investment fund since April 2018 considering the Group no longer has a controlling financial interest.

In 2018, the Group invested in another two investment funds which the Group both served as general partner and subscribed 23% and 48%, respectively, of those equity interest with the intention of transferring the equity interest to other parties in the future. As the Group is deemed to have a controlling financial interest in both investment funds as of December 31, 2018, the Group consolidated these investment funds as a primary beneficiary.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31 (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Cash and cash equivalents	394,672	456,063	66,332
Restricted cash	—	2,500	364
Short-term investments	—	405,930	59,040
Accounts receivable, net of allowance for doubtful accounts	2,795	11,484	1,670
Amounts due from related parties	155,570	279,860	40,704
Other current assets	88,740	116,756	16,981
Long-term investments	192,920	418,710	60,899
Investment in affiliates	920,848	1,011,565	147,126
Property and equipment, net	25,458	24,681	3,590
Deferred tax assets	6,136	29,452	4,284
Other non-current assets	12,641	17,767	2,585

Total assets	1,799,780	2,774,768	403,575

Accrued payroll and welfare expenses	83,553	108,257	15,745
Income tax payable	(2,507)	49,192	7,155
Amounts due to the Group’s subsidiaries	498,557	606,440	88,203
Deferred revenue	33,301	23,658	3,441
Deferred tax liabilities	—	11,609	1,688
Other current liabilities	40,942	76,129	11,072

Total liabilities	653,846	875,285	127,304

	Years Ended December 31 (Amount in Thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Revenue:
Revenues from others
One-time commissions	1,184	16,521	13,146	1,912
Recurring service fees	56,998	24,275	16,884	2,456
Performance-based income	8,596	2,389	531	77
Other service fees	58,738	58,789	91,538	13,313

Total revenues from others	125,516	101,974	122,099	17,758

Revenues from funds Gopher manages
One-time commissions	2,887	1,012	2,085	303
Recurring service fees	278,460	306,883	501,873	72,994
Performance-based income	38,414	37,240	92,127	13,399

Total revenues from funds Gopher manages	319,761	345,135	596,085	86,696

Total revenues	445,277	447,109	718,184	104,454
Less: business taxes and related surcharges	(10,206)	(2,792)	(3,715)	(540)

Net revenues	435,071	444,317	714,469	103,914
Total operating cost and expenses	(452,182)	(361,765)	(372,870)	(54,233)
Total other income	67,038	43,281	73,119	10,635
Net income	24,381	149,703	316,951	46,096
Net income attributable to Noah Holding Limited shareholders	22,122	147,483	306,912	44,636
Cash flows (used in) provided by operating activities*	(316,765)	426,663	429,008	62,397
Cash flows provided by (used in) investing activities	28,995	(372,590)	(379,327)	(55,171)
Cash flows provided by financing activities	14,856	15,680	14,210	2,067

*	Cash flows provided by operating activities in 2016, 2017 and 2018 include amounts due to the Group’s subsidiaries of RMB125,714, RMB479,138 and RMB606,440 (US$88,203).

The VIEs contributed an aggregate of 17.3%, 15.7% and 21.7% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively and an aggregate 4.1%, 19.4% and 39.4% of the consolidated net income for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIEs accounted for an aggregate of 26.8% and 34.6%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

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

In evaluating whether the investment funds in the legal form of limited partnership the Group managed as general partner are VIEs or not, the Group firstly assessed whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If it’s assessed to be a VIE, the Group further assesses whether there is any interest it has constitutes a variable interest. Before 2015, all limited partnerships the Group managed as general partner have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore are not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed as VIEs not consolidated by the Group due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs. In 2017, the Group invested in an investment fund which it served as general partner and subscribed 29% of equity interest with the intention of transferring the equity interest to other parties in the future. As the Group is deemed to have a controlling financial interest in the investment fund as of December 31, 2017, the Group consolidated the investment fund as a primary beneficiary. In April 2018, more third party investors subscribed equity interest of this fund, as a result, the Group’s subscription percentage has been decreased to 6.15%. Therefore the Group did not consolidate this investment fund since April 2018 considering the Group no longer has a controlling financial interest. In 2018, the Group invested in another two investment funds which it both served as general partner and subscribed 23% and 48%, respectively, with same intention. As the Group is deemed to have a controlling financial interest in both investment funds as of December 31, 2018, the Group consolidated these investment funds as a primary beneficiary. The related financial impact of these investments have been disclosed as below.

	As of December 31 (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Cash and cash equivalents	11,641	32,223	4,687
Short-term investments	—	395,930	57,586
Other current assets	—	1,981	288
Long-term investments	49,029	109,439	15,917
Total assets	60,670	539,573	78,478
Amounts due to the Group’s subsidiaries	19,519	—	—
Other current liabilities	—	21,925	3,189
Total liabilities	19,519	21,925	3,189

	Years Ended December 31 (Amount in Thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating cost and expenses	—	(863)	(194)	(28)
Investment income	—	3,667	697	101

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

As of December 31, 2017 and 2018, the Group had some variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2017 and 2018, respectively.

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Amounts due from related parties	36,792	79,464	11,558
Investments	610,386	581,255	84,540
Maximum exposure to loss in non-consolidated VIEs	647,178	660,719	96,098

The Group has not provided financial support to these nonconsolidated VIEs during the years ended December 31, 2017 and 2018, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these nonconsolidated VIEs as of December 31, 2017 and 2018.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for accounts receivable, allowance for loan losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of equity investments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, assumption related to valuation of investments.

(e) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables and investments. All of the Group’s cash and cash equivalents and a majority of investments are held at financial institutions, Group’s management believes, to be high credit quality. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Substantially all revenues were generated within China.

There were no financial product providers which accounted for 10% or more of total revenues for the years ended December 31, 2016, 2017, and 2018.

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

As of December 31, 2017 and 2018, cash and cash equivalents of RMB11,641 and RMB32,223, respectively, was held by the consolidated fund (see note 2(c)). Cash and cash equivalents held by the consolidated fund represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated fund.

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

On January 1, 2018, the Group adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Group started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Group elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly. The accounting standard also includes a transition requirement on presentation that requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings. As a result, upon adoption of this new standard, Noah recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$38.7 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale securities. This adjustment had no overall impact on shareholders’ equity; however, since these net unrealized gains are now included within retained earnings, they will not appear as realized gains on Noah’s consolidated income statement when sold.

The Group reviews its investments in debt except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

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

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment. The Group has not recorded any other-than-temporary impairment during the periods presented.

(k) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was RMB78,486 and RMB337,677, respectively as of December 31, 2017 and 2018. The net loss attributable to non-controlling interest was RMB40,602, RMB13,745 and RMB7,551, respectively for the year ended December 31, 2016, 2017 and 2018.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31, (Amount in Thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	643,829	762,923	811,297	117,997
Transfers from (to) the non-controlling interest:
Increase (decrease) in Noah’s equity by partial disposal (acquisition) of subsidiaries	151,990	30	—	—
Net transfers from (to) non-controlling interest	151,990	30	—	—
Change from net income attributable to Noah and transfers from non-controlling interest	795,819	762,953	811,297	117,997

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

(m) Revenue Recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the year ended December 31, 2018 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Those types of revenues are accounted for as contracts with customers. Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Group’s financial position, results of operations, equity or cash flows as of the adoption date and for the year ended December 31, 2018.

The following table summarizes the Group’s main revenues streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Consideration
Fund distribution services	Point in time	Typically paid within a month after financial product established	Fixed
Insurance brokerage services	Point in time	Typically monthly in arrears	Fixed
Recurring service fees	Over time	Typically quarterly, Semi-annually or annually	Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed
Investor education services	Point in time	Typically paid at the beginning of each course	Fixed

Disaggregation of revenue

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or financial product providers.

The following table shows, by segment, revenue from contracts with customers disaggregated by geographical region and service lines for the year ended December 31, 2018:

	Year Ended December 31, 2018 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Geographical Region
Mainland of China	1,750,754	565,137	240,091	2,555,982
Hong Kong	565,061	185,990	—	751,051
Overseas	2,397	632	—	3,029

Total revenues	2,318,212	751,759	240,091	3,310,062

Revenue Streams
One-time commissions	1,024,323	3,670	—	1,027,993
Recurring service fees	1,136,010	640,539	—	1,776,549
Performance-based income	44,309	99,325	—	143,634
Other service fees	113,570	8,225	240,091	361,886
Lending services	—	—	209,804	209,804
Investor education services	36,555	—	—	36,555
Other services(1)	77,015	8,225	30,287	115,527

Total revenues	2,318,212	751,759	240,091	3,310,062

(1)	The Group also provides other services including financial leasing, online wealth management and payment technology services.

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or financial product providers. The Group enters into one-time commission agreements with clients or financial product providers which specifies the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of a financial product, the Group earns a one-time commission from clients or financial product providers, calculated as a percentage of the financial products purchased by its clients. The Group defines the “establishment of a financial product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a financial product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore one-time commissions is recorded at point of time when the financial product is established. For certain contracts that require a portion of the payment be deferred until the end of the financial products’ life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group also earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective.

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for a recurring service fees. Recurring service fees are determined based on the types of financial products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the financial products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

Performance-based income

In a typical arrangement in which the Group serves as fund manager, and in some cases in which the Group serves as distributor, the Group is entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold based on the contract term. Such performance-based fees earned based on the performance of the underlying fund are a form of variable consideration in its contracts with customers to provide investment management services. Those performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved. At each reporting date, the Group updates its estimate of the transaction price and concludes that it cannot include its estimate of performance-based income in the transaction price because performance-based income has various possible consideration amounts and the experience that the Group has with similar contracts is of little predictive value in determining the future performance of the funds, thus the Group cannot conclude that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

Other service fees

Other service fees constitutes around 10% of total revenue of the Group. The Group mainly derived other service fees from lending services, investor education services and other services.

Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations. The Group does not charge prepayment penalties from its customers.

The Group also provides investor education services, offering various types of training programs to high net worth individuals and their families. Such programs normally last several days. The service fees charged to the attendees are not refundable. The revenues are recognized at point of time when the service is completed considering the course lasts only for a few days.

Transaction price allocation

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major stream (i.e., one time and recurring services), the Group needs to allocate transaction price between these two performance obligations at the relative stand-alone selling price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP, and can be deemed as the transaction price allocated to each performance obligation.

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related partied (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services when the Group transferred to customers, the Group therefore does not recognize any contract asset.

The Group evaluates allowance for collectability of accounts receivable case by case based on the historical experience and the credit risk of each product provider or investment fund. The Group evaluates and adjusts its allowance for uncollectible accounts receivable on a quarterly basis or more often as necessary. No allowance was provided for the balances of accounts receivable as of December 31, 2017 and 2018. And the balances of accounts receivable as of December 31, 2017 and 2018 were substantially within one year.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance for recurring service fees, from customers of investment management services. Due to the prepayment was normally paid on a quarterly basis, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2018 that was included in deferred revenue balance at the beginning of the year was RMB177.4 million.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Relationship manager compensation” in the consolidated statements of operations.

The Group assessed and concluded that there is no significant financing component given that the period between performance and payment is generally one year or less.

The Group has also applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed. The remaining performance obligations relate to the investment management services to be provided to the investment funds.

(n) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction at combined rates ranging from 5.35% to 5.65%. They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenue) at the Group’s accounting policy decision under U.S. GAAP. The Group has elected to report such business tax and related surcharges on a net basis as a reduction of revenues. Business tax is no longer applicable to the Group from May 1, 2016 according to Circular 36 and the applicable Value-added Tax (“VAT”) rates include 3%, 6%, 11%, and 17%. Besides, the rate for our PRC subsidiaries and our variable interest entities is mainly 6%. From May 1, 2018, the tax rate of 11% and 17% declined to 10% and 16%. Further according to Circular 39, this two applicable VAT rates further reduced to 9% and 13% respectively from April 1, 2019. The deduction of such rates will lead to less VAT input that the Group can utilize which will increase VAT liability and related surcharges accordingly. At the same time, Circular 39 also expands the range for VAT input deduction by adding the domestic transport services. With the passenger’s identification information on the paper tickets or e-tickets, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets. The Group expects to enjoy this tax policy by utilizing more VAT input.

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

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Group determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for the Group includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheet.

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

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies are RMB162,365, RMB74,156 and RMB62,583 for the years ended December 31, 2016, 2017 and 2018, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8755 on December 31, 2018, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(v) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, change in fair value of available-for-sale investments and foreign currency translation adjustments.

(w) Loan receivables, net

Loan receivables represent loans offered to the clients in the lending business. Loan receivables are initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group also transfers some of the loan receivables to unrelated third parties. The Group accounts for the transfer of loan receivables in accordance with ASC 860, Transfers and Servicing. Please refer to note 2(y) for the Group’s accounting policy for sale accounting.

(x) Allowance for loan losses

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans. Generally the period of the loans last for no more than 1 year, and are considered to be a homogenous population of similar credit quality. In addition, the Group also considers the loan allowance benchmarks periodically published by regulators for financial institutions in the PRC for loans with similar risks as a proxy for macroeconomic conditions that could have an impact on the performance of loans prospectively. Specific reserves are provided when and to the extent a credit event occurs with respect to an individual loan. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Loans are charged off when they are delinquent for more than 120 days. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary. The Group has followed the same methodology for estimating the loan losses since inception. The provision rate for loans outstanding as of December 31, 2017 and 2018 were 0.42% and 0.42%, respectively.

The Group performed a “back test” of the allowance for loan losses estimate by comparing the actual loan losses in 2018 to the estimated loan losses as of December 31, 2017. No significant difference was identified. In case significant variance is identified through the back test, the estimate methodology will be modified to reflect expected loan losses.

(y) Sale accounting

The Group developed a new business model in 2016 through one of its subsidiaries, whereby the Group issues loans to unrelated third parties which are collateralized by trade receivables resulting from normal business transactions between the original creditor and their debtors. Legally, the Group has acquired the underlying trade receivables. However, given the nature of the recourse retained by the original creditor, the purchase of trade receivables does not meet the criteria in ASC 860, and is therefore accounted for as a secured lending arrangement. Upon origination, the loans are immediately transferred to individual investors on the Group’s other financial service platform. The Group accounts for the transfer of the loans in accordance with ASC 860. Such business through the Group’s online platform was terminated from the third quarter of 2017.

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

For transfers that qualify for sale accounting in accordance with ASC 860, cash receipts and cash payments resulting from their acquisition and sale are classified as operating cash flows. As the loans are sold at par value, no gain or loss is recorded as a result. The Group’s continuing involvement subsequent to the transfer is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the individual investors, and does not provide guarantee on the return of the receivables. The Group has no retained interests, servicing assets, or servicing liabilities related to the loans sold.

In 2017, the Group extended such business model to receivables from other business. The transfers of receivables from other business also qualify for sale accounting in accordance with ASC 860. As a result, the Group adopted the same accounting policy as described in the preceding paragraph.

(z) Accounting Standards Issued But Not Yet Implemented

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. ASU 2018-11, “Leases (Topic 842); Targeted Improvements”, issued in July 2018, provides a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the year of adoption and to recognize the effects of applying the new standard as a cumulative-effect adjustment to the opening balance of retained earnings. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements, and expects to use modified retrospective transition method provided by ASU 2018-11 on January 1, 2019. On adoption of the new standard, the Group expects to recognize a right of use asset and lease liability of around RMB 280 million for all of the Group’s long-term leases, which will have a material impact on the consolidated balance sheet. The conclusions are preliminary and subject to change as the Group finalize the evaluation.

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

In August 2018, the FASB issued ASU 2018-13. The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimus for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31, (Amount in Thousands, Except Shares Data)
	2016	2017	2018	2018
	Class A and Class B	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB	US$
Net income attributable to Class A and Class B ordinary shareholders—basic	643,829	762,923	811,297	117,997
Plus: interest expense for convertible notes	19,289	20,042	7,707	1,121
Net income attributable to Class A and Class B ordinary shareholders—diluted	663,118	782,965	819,004	119,118
Weighted average number of Class A and Class B ordinary shares outstanding—basic	28,150,139	28,275,637	29,288,401	29,288,401
Plus: share options	133,295	189,508	347,703	347,703
Plus: non-vested restricted shares	16,465	73,337	26,308	26,308
Plus: shares outstanding for convertible notes	1,736,864	1,695,341	1,048,128	1,048,128
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	30,036,763	30,233,823	30,710,540	30,710,540
Basic net income per share	22.87	26.98	27.70	4.02
Diluted net income per share	22.08	25.90	26.67	3.88

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

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2016	2017	2018
Share options	316,510	243,561	168,203
Non-vested restricted shares	—	—	150,897
Total	316,510	243,561	319,100

4. Other Current Assets

Components of other current Assets are as follows:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Receivables from financial leasing service	—	216,071	31,426
Advance to vendors	78,329	93,192	13,554
Deposits for lending service	120,042	45,992	6,689
Interest receivables	4,330	379	55
Others	52,979	97,635	14,201
Total	255,680	453,269	65,925

Receivables from financial leasing service relates to financial leasing business the Group started in 2017. The receivables are initially recognized as long-term receivables as the underlying leases typically with a term of two or three years. The balances of the receivables as of December 31, 2017 and 2018, respectively, was RMB132,821 and RMB244,405 (of which 216,071 was reclassified from other non-current assets to other current assets because the remaining financial leasing term was less than one year).

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments
- Fixed income products	65,000	12,400	1,804
Total held-to-maturity investments	65,000	12,400	1,804
- Available-for-sale investments
- Fixed income products	95,345	42,148	6,130
Total available-for-sale investments	95,345	42,148	6,130
Total Investments held by consolidated investment funds	—	395,929	57,585
Total short-term investments	160,345	450,477	65,519
Long-term investments
- Held-to-maturity investments
- Fixed income products	205,500	121,671	17,696
Total held-to-maturity investments	205,500	121,671	17,696
- Available-for-sale investments
- Equity Securities of listed equity securities	294,080	—	—
- Fixed income product	138,897	139,994	20,362
Total available-for-sale investments	432,977	139,994	20,362
- Other long-term investments
- Investments measured at fair value	—	374,612	54,485
- Investments measured at cost less impairment
- Private equity funds products	147,800	138,149	20,093
- Other investments measured at cost less impairment	152,960	141,200	20,537
Total other long-term investments	300,760	653,961	95,115
Total Investments held by consolidated investment funds	49,029	109,439	15,917
Total long-term investments	988,266	1,025,065	149,090
Total investments	1,148,611	1,475,542	214,609

Held-to-maturity investments consist of investments in fixed income products that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB21,393, RMB22,090 and RMB19,740 for the years ended December 31, 2016, 2017 and 2018, respectively. The gross unrecognized holding gain was RMB9,136 and RMB5,863 as of December 31, 2017 and 2018. Of the long-term held-to-maturity investments, RMB100,000 and RMB21,671 will mature in 2020 and 2021, respectively. Held-to-maturity investments also include investments in debt securities managed by the Group of RMB195,500 and RMB134,071 as of December 31, 2017 and 2018, respectively.

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. On January 1, 2018, upon adoption of ASU 2016-01, the Group recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$38.7 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale investments. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2017 and 2018 was RMB272,574 (of which 251,641 was related to available-for-sale investments in equity securities) and RMB9,314, recorded in the other comprehensive income, of which RMB22,149 and RMB9,663 was realized and reclassified from other comprehensive income to investment income in the consolidated statements of operations during the year. As of December 31, 2017 and 2018, the net unrealized gain, net of tax, remained in other comprehensive income was RMB253,099 (of which 251,641 was related to available-for-sale investments in equity securities) and RMB29, respectively. The amortized cost of the available-for-sale investments as of December 31, 2017 and 2018 was RMB108,886 and RMB182,142, respectively. There’s no investment with realized or unrealized losses during the periods presented.

The consolidated investment funds are, for GAAP purposes, investment companies and reflect their investments at fair value. The Group has retained this specialized accounting for the consolidated funds in consolidation. Accordingly, the unrealized gains and losses resulting from changes in fair value of the investments held by the consolidated investment funds are recorded in the consolidated statements of operations as investment income.

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest, equity investments of common shares of several companies with less than 20% interest. On January 1, 2018, after adopting ASU 2016-01, the Group records certain equity investments at fair value, with gains and losses recorded through net earnings. For certain long-term equity investments without readily determinable fair value, the Group recorded those at cost, less impairments, plus or minus observable price changes.

6. Fair Value Measurement

As of December 31, 2017 and December 31, 2018, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using (Amount in Thousands)
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments in debt securities	95,345	—	95,345	—
Long-term investment
Available-for-sale investments in debt securities	432,977	294,080	138,897	—
Investments held by consolidated investment fund	49,029	—	49,029	—

		Fair Value Measurements at Reporting Date Using (Amount in Thousands)
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investment
Available-for-sale investments	42,148	—	42,148	—
Investments held by consolidated investment fund	395,929	—	395,929	—
Long-term investment
Available-for-sale investments	139,994	—	139,994	—
Investments held by consolidated investment fund	109,439	—	109,439	—
Other long-term investments measured at fair value	374,612	157,855	216,757	—

Available-for-sale investments in debt securities consist of investments in trust products, asset management plans, contractual funds and real estate funds that have stated maturity and normally pay a prospective fixed rate of return. These investments are recorded at fair value on a recurring basis. The fair value is measured either using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement, or using quoted prices in active markets which is classified within Level 1 measurement.

The investments held by the consolidated investment fund in 2017 consisted of investment in limited partnership. As the limited partnership was newly established with limited operation, the fair value of the investments approximate the investments cost minus operating expense and is classified within Level 2 measurement. The Group deconsolidated this investment fund in 2018. As of December 31, 2018, the Group has another two consolidated investment funds whose underlying investments are either bonds or asset management plans. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at net asset value provided by external fund managers are classified within Level 2 as well.

Other long-term investments measured at fair value are all private equity funds products, whose fair value can be either obtained through active markets which is classified within Level 1 measurement or using prices for similar assets in active markets.

The Group does not have assets or liabilities reported at fair value on a non-recurring basis during the periods presented.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are practicable to estimate. The Group believes the fair value of its financial instruments: principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, loan receivables from factoring business, short-term held-to-maturity investments, loan receivables, loan payables from factoring business and other payables approximate their recorded values due to the short-term nature of the instruments. The fair value of convertible note as of December 31, 2018 is RMB38,026 (US$5,531), estimated by reference to the stock price of the Group by the end of 2018.

The Group’s long-term investments consist of investment in private equity funds, held-to-maturity long-term fixed income products, and equity investments. For those long-term equity investments without readily determinable fair value that the Group are not able to estimate fair value without undue cost, the Group uses cost minus impairment method as alternative. As of December 31, 2017 and 2018, information about inputs into the fair value measurements of the Group’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

			Fair Value Measurements at Reporting Date Using (Amount in Thousands)
	As of December 31, 2017		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	Carrying Value	Fair Value
	RMB	RMB	RMB	RMB	RMB
Long-term investment – cost method investment:
Investment in private equity funds products	147,800	164,304	—	—	164,304
Investment in other investments	152,960	154,168	—	—	154,168
Long-term investment – held-to-maturity:
Investment in fixed income products	205,500	223,342	—	223,342	—

			Fair Value Measurements at Reporting Date Using (Amount in Thousands)
	As of December 31, 2018		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	Carrying Value	Fair Value
	RMB	RMB	RMB	RMB	RMB
Long-term investment – held-to-maturity:
Investment in fixed income products	121,671	144,086	—	144,086	—

In 2017, for the long-term investment in private equity funds the fair value was determined based on the Group’s equity holding percentage multiplied by the fair value of the underlying funds available from the financial information of the funds. The fair value of the underlying investments in these funds was estimated via a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by investees, degree of liquidity in the current credit markets and discount rate, and is thus classified as a Level 3 fair value measurement. The fair value of the equity investment in the private entity is also estimated using discounted cash flow model and is classified as a level 3 fair value measurement.

On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value that the Group cannot estimate fair value without undue cost, the Group elected to record those investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, which are generally not categorized in the fair value hierarchy. As of December 31, 2018, the carrying value of equity investments without readily determinable fair value was RMB279.3 million.

The fair value of long-term investment in fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

7. Investment in Affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Kunshan Jingzhao	10,849	7,903	1,149
Kunshan Vantone	3,889	3,878	564
Wanjia Win-Win	86,465	91,012	13,237
Wuhu Bona	2,721	1,266	184
Shanghai Weiying	1,680	—	—
Wuhu Hongxing	9,577	9,324	1,356
Hainan Alibaba	4,000	4,000	582
Others	3,879	3,217	468
Rongyao Insurance Broker	21,049	—	—
Funds that the Group serves as general partner	824,513	1,254,510	182,461
-Gopher Transform Private Fund	145,150	144,402	21,002
-Real estate funds and real estate funds of funds	89,922	189,175	27,514
-Private equity funds of funds	589,398	909,964	132,350
-Others	43	10,969	1,595

Total investment in affiliates	968,622	1,375,110	200,001

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

In January 2016, Shanghai Gopher Asset Management injected RMB1.2 million into Shanghai Weiying Gopher Investment Management Co., Ltd (“Shanghai Weiying”), a newly setup joint venture, for 30% of equity interest. Shanghai Weiying principally engages in film industry investment. In December 2018, the Group disposed of all equity interest in Shanghai Weiying in the consideration of RMB1.5 million at its then net asset value.

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

In the second quarter of 2017, the Group transferred 100% shares of one subsidiary, Shanghai Noah Rongyao Insurance Broker Co., Ltd. to Shanghai Nifei Enterprise Management Co., Ltd, an entity owned by the Group’s shareholders, and two individuals, Tan Wenhong and Zhaoyi, senior executives of the Group’s subsidiaries, with consideration of RMB52,622 at a loss of RMB12. In the fourth quarter of 2017, the Group obtained significant influence over Shanghai Noah Rongyao Insurance Broker by acquiring 40%beneficial right through an agreement at a price of RMB21,049. As a result, Shanghai Rongyao Insurance Broker was deconsolidated and recorded as investment in affiliates. In the fourth quarter of 2018, the Group acquired 60% beneficial right in the consideration of RMB32,938 based on the valuation report provided by independent external valuation specialist. In addition, the Group consolidated Shanghai Rongyao Insurance Broker since October 1, 2018 based on variable interest model under US GAAP. As a result, the existing equity interest was remeasured at fair value. The difference with the carrying amount was recognized as loss on deemed disposal of equity method investment of RMB1,970 in the consolidated statement of comprehensive income.

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

Gopher Asset Management and its subsidiaries invested in private equity funds of funds, real estate funds and real estate funds of funds, and other fixed income funds of funds that the Group serves as general partner or fund manager. Gopher Asset Management held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recorded income from equity in affiliates of RMB22,343, RMB92,136 and RMB14,469 for the years ended December 31, 2016, 2017 and 2018, respectively.

Summarized financial information

The following table shows summarized financial information relating to the statements of financial condition for the Group’s equity method investments assuming 100% ownership as of December 31, 2017 and 2018:

	As of December 31 (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Balance sheet data:
Current assets	8,471,094	3,292,029	478,806
Non-current assets	22,795,565	33,836,936	4,921,378
Current liabilities	823,511	327,025	47,564
Non-current liabilities	1,703,350	1,658,657	241,242

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2016, 2017 and 2018:

	Years Ended December 31, (Amount in Thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Operating data:
Revenue	685,603	237,589	707,501	102,902
Income (Loss) from operations	33,706	(1,609,708)	131,969	19,194
Net Realized and Unrealized Gain from investments	5,222,287	1,846,396	319,127	46,415
Net income	5,263,296	247,865	537,705	78,206

8. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Leasehold improvements	150,388	169,367	24,633
Furniture, fixtures and equipment	106,061	125,199	18,210
Motor vehicles	83,309	146,167	21,259
Software	75,306	109,748	15,962
Property	53,266	55,154	8,022
	468,330	605,635	88,086
Accumulated depreciation	(191,385)	(278,549)	(40,513)
	276,945	327,086	47,573
Construction in progress	26,404	19,567	2,846
Property and equipment, net	303,349	346,653	50,419

Depreciation expense was RMB61,320, RMB81,964 and RMB92,282 for the years ended December 31, 2016, 2017 and 2018, respectively.

9. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Accrued expenses	164,295	152,805	22,225
Advance from customers	80,401	159,030	23,130
Interest payable for convertible notes	7,600	2,100	305
Deposits from other financial service business	15,381	116,765	16,983
Other payables	83,758	123,450	17,954
Payable to individual investors of other financial service business	77,387	122,828	17,865
Payable for purchases of property and equipment	3,577	9,572	1,392
Other tax payable	56,990	36,102	5,251
Total	489,389	722,652	105,105

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Deposits from other financial service business mainly consists of the security deposits from individual borrowers for their loans.

Payable to individual investors of other financial service business consists of interests and principals payable to individual investors who purchased other financial products distributed by the Group.

10. Income Taxes

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

The tax expense (benefit) comprises:

	Years Ended December 31, (Amount in Thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current Tax	166,564	198,841	246,079	35,791
Deferred Tax	(8,567)	244	(23,759)	(3,456)
Total	157,997	199,085	222,320	32,335

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2016	2017	2018
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.17%	0.14%	0.38%
Effect of tax-free investment income	(4.44%)	(2.03%)	(0.49%)
Effect of uncertain tax positions	(0.01%)	—	—
Effect of different tax rate of subsidiary operation in other jurisdiction	(3.96%)	(3.30%)	(2.54%)
Effect of deferred tax asset allowance	4.70%	1.07%	1.57%
Effect of tax holidays	(1.82%)	(0.73%)	(1.00%)
Effect of intra-group share transfer	1.96%	—	—
Effect of income from equity in Fund of Fund	—	1.92%	0.49%
Effect of true-ups	(0.20%)	0.84%	(1.51%)
Effect of others	0.14%	0.01%	0.10%
	21.54%	22.92%	22.00%

The aggregate amount and per share effect of the Tax Holiday (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31, (Amount in Thousands Except Shares Data)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Aggregate	13,363	6,367	10,106	1,470
Per share effect-basic	0.47	0.23	0.35	0.05
Per share effect-diluted	0.44	0.21	0.33	0.05

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	37,990	5,743	835
Tax loss carry forward	41,185	117,978	17,159
Unrealized other income	2,662	2,012	293
Others	—	3,302	480
Gross deferred tax assets	81,837	129,035	18,767
Valuation allowance	(9,183)	(15,651)	(2,276)
Net deferred tax assets	72,654	113,384	16,491
Deferred tax liabilities:
Unrealized investment income	50,121	67,092	9,758
Net deferred tax liabilities (after offsetting)	50,121	67,092	9,758

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2018, operating loss carry forward amounted to RMB471,913 for the PRC and Hong Kong income tax purpose. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carryforward that the Group recognized in 2014 will begin to expire in 2020. During the years ended December 31, 2017 and 2018, the Group recorded an allowance of RMB9,183 and RMB15,651, respectively for deferred tax assets which are not more likely than not to be realized.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB2.8 billion as of December 31, 2018. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued. Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB1.3 billion as of December 31, 2018. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2016, 2017 and 2018. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

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

11. Loans Receivable, Net

Loans receivable as of December 31, 2017 and 2018 consist of the following:

	2017	2018	2018
	RMB	RMB	US$
	(Amount in Thousands)
Loans receivable:
-Within credit term	768,642	622,775	90,579
-Past due	—	—	—
Total loans receivable	768,642	622,775	90,579
Allowance for loan losses	(3,244)	(2,556)	(372)
Loans receivable, net	765,398	620,219	90,207

The loan interest rates range between 4% and 18% for the years ended December 31, 2018. All loans are short-term loans, and RMB525,166 of the balance is secured by collateral.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2017 and 2018.

	RMB	US$
	(Amount in Thousands)
Loans receivable—December 31, 2016	1,151	167
Provisions	3,244	472
Reversal of allowance provided	(1,151)	(167)
Loans receivable—December 31, 2017	3,244	472
Provisions	2,556	372
Reversal of allowance provided	(3,244)	(472)
Loans receivable—December 31, 2018	2,556	372

12. Convertible notes

On February 3, 2015, the Company issued an aggregate principal amount of US$80 million (RMB550 million as of December 31, 2018) of convertible notes (“Notes”) through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The Notes bear interest at a rate of 3.5% per annum from the issuance date through maturity on February 3, 2020 (the “maturity date”), and is payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The Notes will be convertible, at the holders’ option, into the Company’s ADSs, two of which represent one ordinary share of the Company, at a conversion price of US$23.03 (RMB158.34 as of December 31, 2018) per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes, subject to customary adjustments. The conversion feature requires physical settlement, and can only be exercised when the portion to be converted is at least US$10 million or a lesser amount then held by the holder. The holders will have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018 or on the maturity date, or upon a fundamental change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Events of default include failure to pay principal or interest, breach of conversion obligation, suspension from trading or failure of ADSs to be listed, bankruptcy, etc. Debt issuance costs of nil is recorded as a direct deduction from the face amount of convertible notes.

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. In addition, as the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized. US$5 million and US$53.91 million of the Notes have been converted to 217,108 ADS (represents 108,554 ordinary shares) and 2,340,860 ADS (represents 1,170,430 ordinary shares) at the contractual conversion price of US$23.03 per ADS during the years ended December 31, 2017 and 2018, respectively.

13. Redeemable Non-controlling Interest of a Subsidiary

In December 2016, Beijing Sequoia Mingde Equity Investment Center (Limited Partnership), or Sequoia Mingde, an affiliate of Sequoia Capital China, acquired 8% of the equity interest of Gopher International Limited (“New Gopher”), a newly established subsidiary of the Company, at purchase price of RMB336 million, with a precondition that all unrestricted asset management business should be transferred from Gopher Asset Management Co., Ltd (“Old Gopher”) to the New Gopher (the “business restructure”). In addition, Sequoia Mingde provided RMB12 million no-interest bearing loan to the Old Gopher, and has the right to convert the loan to no less than 8% of equity interests of Old Gopher before finalization of the business restructure. The total investment, including the loan, is redeemable by Sequoia Mingde at a price equal to the initial investment plus a compound annual interest rate of 8% if the business restructure fails. Given the existence of such redemption right, the equity investment was recorded as redeemable non-controlling interest classified as mezzanine equity outside of stockholders’ equity in the consolidated balance sheets. No accretion to the redemption value is provided as of December 31, 2016 as the Company considers the redemption is not probable based on the current status of the business restructure. The loan is recorded within other current liabilities in the consolidated balance sheets. No embedded feature is required to be bifurcated, nor is there any beneficial conversion feature to be recognized for the equity investment or the loan.

In the third quarter of 2017, Sequoia Mingde redeemed its investment in New Gopher and terminated the no-interest bearing loan to Old Gopher since the business restructuring cannot be completed in accordance with the time stipulated in the initial contract. The parties unanimously agreed to terminate this investment cooperation and the settlement amount is RMB355.6 million. This transaction was accounted for as an extinguishment of mezzanine equity by issuance of a debt with no gain or loss recognized in earnings. The difference between the carrying amount of redeemable non-controlling interest and the total settlements was recorded to retained earnings and deducted from net earnings available to common shareholders in EPS calculation.

	2017	2018	2018
	RMB	RMB	US$
	(Amount in Thousands)
Beginning of the year	330,664	—	—
Issuance of redeemable non-controlling interest of a subsidiary	—	—	—
Net income attributable to redeemable non-controlling interest of a subsidiary	6,483	—	—
Termination of redeemable non-controlling interest of a subsidiary	(337,147)	—	—
Redeemable non-controlling interest—end of the year	—	—	—

14. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. In 2017, the Company used US$4,809 (RMB31,280) to repurchase 198,694 ADSs (represents 99,347 ordinary shares). In April 2017, the Company canceled 2,492,146 ADSs (represents 1,246,073 ordinary shares) with a carrying amount of US$18,667 (RMB 121,452). As of December 31, 2017, the balance of treasury stock is 280,958 ADSs (represents 140,479 ordinary shares), amounted to US$6,190 (RMB40,267). The difference between the carrying value of the treasury stock and par value was recorded in retained earnings. In 2018, there is no change in treasury stock.

15. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Share options	39,008	51,054	45,973	6,686
Non-vested restricted shares	40,163	42,581	66,790	9,715
Total share-based compensation	79,171	93,635	112,763	16,401

Share Options:

During the year ended December 31, 2010, the Group adopted its 2010 share incentive plan (the “2010 Plan”). Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted will be 10% of the Group’s current outstanding share capital, or 2,315,000 shares. Options have a ten-year life and generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months. During the year ended 31, 2017, the Group adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 plan, the maximum aggregate number of shares which may be issued shall be 2,800,000. The term of any option granted under the 2017 Plan shall not exceed ten years and generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was RMB319.16 (US$47.96), RMB388.45 (US$57.30) and RMB396.37 (US$57.65) per share, respectively. There were 62,430, 203,174 and 201,630 options exercised during the years ended December 31, 2016, 2017 and 2018 respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2016	2017	2018
Average risk-free rate of return	1.14%	1.93%	2.78%
Weighted average expected option life	6.1 years	6.1 years	6.1 years
Estimated volatility	55.8%	68.8%	57.6%
Average dividend yield	Nil	Nil	Nil

The following table summarizes option activity during the year ended December 31, 2018:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding as of January 1, 2018	689,830	273.20	7.3	55,611
Granted	119,850	517.45
Exercised	(201,630)	233.98
Forfeited	(36,576)	197.06
Outstanding as of December 31, 2018	571,474	343.14	7.0	34,344
Exercisable as of December 31, 2018	216,632	324.84	8.9	3,034

As of December 31, 2018, there was RMB82,183 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.65 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2018 is presented below:

Non-vested restricted shares	Number of non-vested restricted shares	Weighted-average grant-date fair value
		RMB
Non-vested as of January 1, 2018	291,589	319.03
Granted	220,850	638.36
Vested	(133,010)	427.53
Forfeited	(8,816)	374.79
Non-vested as of December 31, 2018	370,613	483.29

The total fair value of non-vested restricted shares vested in 2016, 2017 and 2018 was RMB31,223, RMB39,622 and RMB56,866, respectively. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date (or date of modification, as applicable). As of December 31, 2018, there was RMB168,718 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.87 years.

The Group issued 5,748 non-vested restricted shares to replace 11,495 options that were granted under the Group’s 2011 share incentive plans but unvested as of September 13, 2016, and modified the purchase price for the restricted shares to zero with other vesting conditions remaining unchanged. The Group compared the fair value of the modified awards against the original awards as of the modification date and concluded that there is $150,494 incremental compensation cost related to restricted shares not yet vested to be recognized over the remaining vesting period. The weighted average exercise price before and after the modification are $56.25 and nil per ordinary share, respectively.

16. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB140,993, RMB163,234 and RMB203,524 for the years ended December 31, 2016, 2017 and 2018, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17. Restricted Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB250,702 and RMB269,652 as of December 31, 2017 and 2018, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of RMB1,315,753 and RMB1,501,288 as of December 31, 2017 and 2018, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,566,455 and RMB1,773,440 as of December 31, 2017 and 2018, respectively. The restricted assets of the Company’s VIEs amounted to RMB453,912 and RMB627,567 as of December 31, 2017 and 2018, respectively.

18. Segment Information

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

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2016 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	816,139	1,185	—	817,324
Recurring service fees	473,796	61,915	—	535,711
Performance-based income	11,793	8,597	—	20,390
Other service fees	68,159	—	51,423	119,582

Total revenues from others	1,369,887	71,697	51,423	1,493,007

One-time commissions	311,876	2,887	—	314,763
Recurring service fees	287,108	427,907	—	715,015
Performance –based income	57	38,794	—	38,851

Total revenues from funds Gopher manages	599,041	469,588	—	1,068,629

Total revenues	1,968,928	541,285	51,423	2,561,636
Less: business taxes and related surcharges	(37,274)	(9,475)	(1,315)	(48,064)

Net revenues	1,931,654	531,810	50,108	2,513,572

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(556,554)	(1,452)	(5,614)	(563,620)
Performance Fee Compensation	—	(8,146)	—	(8,146)
Other Compensation	(443,705)	(155,567)	(129,367)	(728,639)

Total compensation and benefits	(1,000,259)	(165,165)	(134,981)	(1,300,405)

Selling expenses	(280,993)	(16,172)	(25,502)	(322,667)
General and administrative expenses	(120,764)	(77,201)	(36,523)	(234,488)
Other operating expenses	(82,059)	(35,923)	(33,106)	(151,088)
Government subsidies	78,445	83,920	—	162,365

Total operating cost and expenses	(1,405,630)	(210,541)	(230,112)	(1,846,283)

Income (loss) from operations	526,024	321,269	(180,004)	667,289

	Year Ended December 31, 2017 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	539,938	1,087	—	541,025
Recurring service fees	577,544	27,548	—	605,092
Performance-based income	84,105	2,389	—	86,494
Other service fees	70,390	10,712	113,971	195,073

Total revenues from others	1,271,977	41,736	113,971	1,427,684

One-time commissions	560,047	1,012	—	561,059
Recurring service fees	300,352	502,409	—	802,761
Performance –based income	9,019	45,483	—	54,502

Total revenues from funds Gopher manages	869,418	548,904	—	1,418,322

Total revenues	2,141,395	590,640	113,971	2,846,006
Less: business taxes and related surcharges	(15,128)	(2,599)	(1,371)	(19,098)

Net revenues	2,126,267	588,041	112,600	2,826,908

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(611,550)	(4)	(4,510)	(616,064)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other Compensation	(463,370)	(190,032)	(126,615)	(780,017)

Total compensation and benefits	(1,074,920)	(201,327)	(131,125)	(1,407,372)

Selling expenses	(295,798)	(9,271)	(15,393)	(320,462)
General and administrative expenses	(146,122)	(70,618)	(32,138)	(248,878)
Other operating expenses	(77,490)	(27,773)	(42,055)	(147,318)
Government subsidies	49,008	23,848	1,300	74,156

Total operating cost and expenses	(1,545,322)	(285,141)	(219,411)	(2,049,874)

Income (loss) from operations	580,945	302,900	(106,811)	777,034

	Year Ended December 31, 2018 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	731,424	1,585	—	733,009
Recurring service fees	571,782	22,074	—	593,856
Performance-based income	42,570	531	—	43,101
Other service fees	113,570	8,225	240,091	361,886

Total revenues from others	1,459,346	32,415	240,091	1,731,852

One-time commissions	292,899	2,085	—	294,984
Recurring service fees	564,228	618,465	—	1,182,693
Performance –based income	1,739	98,794	—	100,533

Total revenues from funds Gopher manages	858,866	719,344	—	1,578,210

Total revenues	2,318,212	751,759	240,091	3,310,062
Less: business taxes and related surcharges	(12,206)	(3,228)	(5,020)	(20,454)

Net revenues	2,306,006	748,531	235,071	3,289,608

Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(631,234)	—	(2,365)	(633,599)
Performance Fee Compensation	—	(21,175)	—	(21,175)
Other Compensation	(534,516)	(251,923)	(122,979)	(909,418)
Total compensation and benefits	(1,165,750)	(273,098)	(125,344)	(1,564,192)
Selling expenses	(367,589)	(22,200)	(22,931)	(412,720)
General and administrative expenses	(164,802)	(80,873)	(33,712)	(279,387)
Other operating expenses	(54,291)	(25,310)	(89,767)	(169,368)
Government subsidies	53,620	6,148	2,815	62,583

Total operating cost and expenses	(1,698,812)	(395,333)	(268,939)	(2,363,084)

Income (loss) from operations	607,194	353,198	(33,868)	926,524

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2016 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,575,209	388,054	51,423	2,014,686
Hong Kong	393,719	153,231	—	546,950

Total revenues	1,968,928	541,285	51,423	2,561,636

	Year Ended December 31, 2017 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,788,135	398,428	113,971	2,300,534
Hong Kong	353,260	192,212	—	545,472

Total revenues	2,141,395	590,640	113,971	2,846,006

	Year Ended December 31, 2018 (Amount in Thousands)
	Wealth Management Business	Assets Management Business	Other Financial Service Business	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,750,754	565,137	240,091	2,555,982
Hong Kong	565,061	185,990	—	751,051
Overseas	2,397	632	—	3,029

Total revenues	2,318,212	751,759	240,091	3,310,062

Substantially all of the Group’s revenues are derived from, and its assets are located in the mainland of China and Hong Kong.

19. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Shanghai Noah Rongyao Insurance Broker Co., Ltd	Affiliate of the Group until October 1, 2018

Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”)	Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona Film Investment Management Co., Ltd (“Wuhu Bona”)	Investee of Gopher Asset Management Co., Ltd.

Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	Investees of Kunshan Jingzhao Equity Investment Management Co., Ltd., an affiliate of the Group

Investee funds of Noah Holdings (Hong Kong) Limited	Investees of Noah Holdings (Hong Kong) Limited, a subsidiary of the Group

Investee funds of Gopher Assets	Investees of Gopher Asset Management Co., Ltd.(“Gopher Assets”), a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

During the years ended December 31, 2016, 2017 and 2018, related party transactions were as follows:

	Years Ended December 31 (Amount in Thousands)
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	320,546	558,543	294,984	42,904
One-time commissions earned from funds subscribed by shareholders	896	2,517	—	—

Total one-time commissions	321,442	561,060	294,984	42,904

Recurring services fee
Investee funds of Gopher Assets	546,662	610,077	929,911	135,250
Wanjia Win-Win	7,441	1,079	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	42,404	49,425	33,009	4,801
Investee funds of Gopher Capital GP Ltd.	164,489	200,149	252,782	36,766
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	5,449	—	—	—
Wuhu Bona	7,728	—	8,491	1,235
Recurring services fee earned from funds subscribed by shareholders	1,553	—	2,868	417

Total recurring services fee	775,726	860,730	1,227,061	178,469

Performance-based income
Investee funds of Gopher Assets	32,206	44,580	92,128	13,399
Investee funds of Gopher Capital GP Ltd.	380	9,922	8,405	1,223
Wanjia Win-Win	6,915	—	—	—

Total performance-based income	39,501	54,502	100,533	14,622

Other service fee
Other services subscribed by shareholders	1,706	23,313	29,227	4,251
Investee funds of Gopher Capital GP Ltd.	82	1	—	—

Total other service fee	1,788	23,314	29,227	4,251

Total	1,138,457	1,499,606	1,651,805	240,246

As of December 31, 2017 and 2018, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Wanjia Win-Win	5,526	277	40
Investee funds of Gopher Assets	448,794	470,481	68,429
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	627	110	16
Wuhu Bona	1,777	—	—
Investee funds of Gopher Capital GP Ltd.	39,903	55,556	8,080
Shanghai Noah Rongyao Insurance Broker Co., Ltd	8,304	—	—

Total	504,931	526,424	76,565

As of December 31, 2017 and 2018, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Investee funds of Gopher Assets	10,523	32,007	4,655
Investee funds of Gopher Capital GP Ltd.	—	13,770	2,003

Total	10,523	45,777	6,658

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2017 and 2018, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31, (Amount in Thousands)
	2017	2018	2018
	RMB	RMB	US$
Investee funds of Gopher Assets	31,523	88,158	12,822
Wanjia Win-Win	—	1,006	146
Investee funds of Gopher Capital GP Ltd.	—	10,311	1,500

Total	31,523	99,475	14,468

In December 2016, Shanghai Qinjie Investment (Limited Partnership), a investee fund managed by Gopher Asset, acquired 9.88% of the equity interests of Shanghai Noah Yijie Finance Technology Co., Ltd, one of the Company’s subsidiaries, at a purchase price of RMB150 million.

During the years ended December 31, 2016, 2017 and 2018, donation made to Shanghai Noah Foundation were RMB6.0 million, RMB2.7 million and RMB1.2 million, respectively.

20. Commitments and Contingencies

(a) Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2018 were as follows:

Years Ended December 31	RMB	US$
	(Amount in Thousands)
2019	93,729	13,632
2020	72,459	10,539
2021	59,008	8,582
2022	54,103	7,869
2023 and after	87,151	12,676
Total	366,450	53,298

Rental expenses were RMB92,972, RMB93,693 and RMB115,529 for the years ended December 31, 2016, 2017 and 2018, respectively.

(b) Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

21. Subsequent events

On February 19, 2019, the remaining balance of US$21.09 million of the Convertible Notes as of December 31, 2018 has been converted to 915,762 ADS (represents 457,881 ordinary shares) at the contractual conversion price of US$ 23.03 per ADS.

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

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s PRC subsidiaries and VIEs which may not be transferred to the Company in the forms of loans, advances or cash dividends without the consent of PRC government authorities as of December 31, 2018, was more than 25% of the Company’s consolidated net assets as of December 31, 2018.

a) Condensed balance sheets (Amount in Thousands, Except Shares Data)

	As of December 31
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	612,867	701,617	102,046
Amounts due from subsidiaries and VIEs	93,740	492,760	71,669
Amounts due from related parties	—	9,835	1,430
Other current assets	16,144	32	5

Total current assets	722,751	1,204,244	175,150
Investment in subsidiaries and VIEs	4,095,463	4,548,453	661,545
Long-term investments	40,978	43,229	6,287
Investments in affiliates	75,686	195,103	28,377
Non-current deferred tax assets	1,368	2,012	293
Other non-current assets	650	686	98

TOTAL ASSETS	4,936,896	5,993,727	871,750

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible notes	487,973	—	—
Other current liabilities	13,660	10,411	1,514

Total current liabilities	501,633	10,411	1,514
Convertible notes	—	145,004	21,090
Other non-current liabilities	6,003	612	89
Total liabilities	507,636	156,027	22,693

Shareholders’ equity
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 20,235,183 shares issued and 20,094,704 shares outstanding as of December 31, 2017 and 21,890,253 shares issued and 21,749,774 shares outstanding as of December 31, 2018	67	73	10
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,465,000 shares issued and outstanding as of December 31, 2017 and 8, 315,000 share issued and outstanding as of December 31, 2018	29	28	4
Treasury stock (140,479 ordinary shares as of December 31, 2017 and 2018)	(40,267)	(40,267)	(5,857)
Additional paid-in capital	1,372,838	1,895,564	275,698
Retained earnings	2,883,169	3,946,107	573,937
Accumulated other comprehensive income	213,424	36,195	5,265

Total shareholders’ equity	4,429,260	5,837,700	849,057

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	4,936,896	5,993,727	871,750

b) Condensed statement of operations (Amount in Thousands, Except Shares Data)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Compensation and benefits	9,828	8,819	12,127	1,764
Selling expenses	90	34	990	144
General and administrative expenses	4,368	2,407	7,143	1,039
Total operating cost and expenses	14,286	11,260	20,260	2,947
Loss from operations	14,286	11,260	20,260	2,947
Other income (expenses):
Interest income	10,413	1,485	13,410	1,950
Interest expense	(19,289)	(20,858)	(6,807)	(990)
Investment income	—	886	58,988	8,579
Other (expenses) income	(969)	5,940	(1,741)	(253)
Total other (expense) income	(9,845)	(12,547)	63,850	9,286
Income before taxes and income from equity in subsidiaries and VIEs	(24,131)	(23,807)	43,590	6,339
Income tax expenses/(benefit)	3,299	(4,481)	3,488	507
Income from equity in affiliates	1,394	17,779	16,351	2,378
Equity in profit of subsidiaries and VIEs	663,267	773,432	747,868	108,773
Net income attributable to Noah shareholders	643,829	762,923	811,297	117,997

c) Condensed statement of comprehensive income (Amount in Thousands, Except Shares Data)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income	643,829	762,923	811,297	117,997
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	19,324	(33,845)	75,839	11,031
Fair value fluctuation of available-for-sale investment (Note 5)	(4,710)	250,425	(349)	(51)
Fair value fluctuation of available-for-sale investment of affiliates	1,709	2,281	(1,080)	(157)
Other comprehensive income	16,323	218,861	74,410	10,823
Comprehensive income attributable to Noah Holdings Ltd. shareholders	660,152	981,784	885,707	128,820

d) Condensed statements of cash flows (Amount in Thousands, Except Shares Data)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Noah shareholders	643,829	762,923	811,297	117,997
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	9,828	8,819	12,127	1,764
Gain from equity in subsidiaries and VIEs	(663,267)	(773,432)	(747,868)	(108,773)
Equity in income of affiliates	—	(17,779)	(16,351)	(2,378)
Changes in operating assets and liabilities:
Amount due from subsidiaries and VIEs	39,012	335,064	(298,384)	(43,398)
Amount due from related parties	—	—	(9,835)	(1,430)
Other current assets	(1,722)	16,721	16,076	2,338
Deferred tax assets	940	1,427	(644)	(94)
Other current liabilities	(4,857)	3,217	(3,249)	(473)
Other non-current liabilities	(1,091)	(2,768)	(5,391)	(784)
Net cash provided by operating activities	22,672	334,192	(242,222)	(35,231)
Cash flows from investing activities:
Investment in subsidiaries and VIEs	—	—	294,878	42,888
Increase in investment in affiliates	(27,702)	(16,962)	(103,066)	(14,990)
Net cash used in investing activities	(27,702)	(16,962)	191,812	27,898
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	4,539	19,692	45,894	6,675
Share repurchase	(12,602)	(31,288)	—	—
Net cash provided by (used in) financing activities	(8,063)	(11,596)	45,894	6,675
Effect of exchange rate changes	56,539	(57,631)	93,266	13,566
Net increase in cash and cash equivalents	43,446	248,003	88,750	12,908
Cash and cash equivalents—beginning of year	321,418	364,864	612,867	89,138
Cash and cash equivalents—end of year	364,864	612,867	701,617	102,046

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

2.

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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