Form 20-F
period 2019-12-31
Noah Holdings Ltd
filed 2020-04-24
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Qing Pan, Chief Financial Officer

Noah Holdings Limited

Building 2, 1687 Changyang Road,

Shanghai 200090, People’s Republic of China

Phone: (86) 21 8035 9221

Facsimile: (86) 21 8035 9641

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American depositary shares, two of which represent one Class A ordinary share, par value US$0.0005 per share Class A ordinary shares, par value US$0.0005 per share*	NOAH	New York Stock Exchange

(Title of Each Class and Name of Each Exchange on Which Registered)

*    Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,484,657 Class A ordinary shares issued, par value US$0.0005 per share, and 8,315,000 Class B ordinary shares issued, par value US$0.0005 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active clients” for a given period refer to registered clients who obtain financial products distributed or provided by us during that given period, excluding clients in our lending and other businesses segment;
●	“ADSs” refer to our American depositary shares, two of which represent one Class A ordinary share;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For pubic securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;
●	“financial products” refer to products we distribute to clients, such as credit products, private equity products, public securities products and insurance products;
●	“high net worth individuals” refer to individuals with investable financial assets of no less than RMB6 million;
●	“mass affluent individuals” refer to the high end of the mass market, or individuals with RMB500,000 to RMB6 million of investable financial assets.
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have finished our know-your-customer and anti-money laundering review process, but may or may not have purchased any products with us;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period;
●	“variable interest entity” or “VIE” refers to our variable interest entities in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. Unless otherwise noted, all translations from RMB to U.S. dollars (“USD” or “US$”) are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate for December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the industries in which we operate;
●	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;
●	our expectations regarding keeping and strengthening our relationships with product providers;
●	relevant government policies and regulations relating to the industries in which we operate;
●	our ability to attract and retain qualified employees;
●	our ability to stay abreast of market trends and technological advances;
●	our plans to invest in research and development to enhance our product choices and service offerings;
●	competition in the industries in which we operate;
●	general economic and business conditions in China and internationally;
●	our ability to obtain certain licenses and permits necessary to operate and expand our businesses; and
●	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others.

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

Our selected consolidated financial data presented below for the years ended December 31, 2017, 2018 and 2019 and our balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“GAAP”). Our selected consolidated financial data presented below for the years ended December 31, 2015 and 2016 and our balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited financial statements not included in this annual report.

Starting from the fourth quarter of 2015, we changed our reporting currency from the U.S. dollar to the Renminbi. Comparable data of prior periods have also been adjusted accordingly.

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands except per share data)
Revenues
Total revenues	2,232,696	2,561,636	2,846,006	3,310,062	3,413,176	490,272
Less: business taxes and related surcharges	(112,769)	(48,064)	(19,098)	(20,454)	(21,364)	(3,069)
Net revenues	2,119,927	2,513,572	2,826,908	3,289,608	3,391,812	487,203
Operating costs and expenses:
Compensation and benefits	(1,164,492)	(1,300,405)	(1,407,372)	(1,564,192)	(1,610,770)	(231,373)
Selling expenses	(263,815)	(322,667)	(320,462)	(412,720)	(331,346)	(47,595)
General and administrative expenses	(170,761)	(234,672)	(246,785)	(280,075)	(296,492)	(42,589)
Provision for doubtful accounts	(168)	184	(2,093)	688	(130,723)	(18,777)
Other operating expenses	(94,624)	(151,088)	(147,318)	(169,368)	(196,793)	(28,268)
Government subsidies	132,709	162,365	74,156	62,583	89,278	12,824
Total operating costs and expenses	(1,561,151)	(1,846,283)	(2,049,874)	(2,363,084)	(2,476,846)	(355,778)
Income from operations:	558,776	667,289	777,034	926,524	914,966	131,425
Other income (expenses):
Interest expenses	(16,050)	(19,289)	(24,128)	(10,028)	(430)	(62)
Interest income	39,699	39,539	45,020	69,841	89,099	12,798
Investment income (loss)	51,955	48,537	67,343	48,616	(28,620)	(4,111)
Other income (expense), net	456	(2,531)	3,542	(23,356)	(7,040)	(1,011)
Total other income	76,060	66,256	91,777	85,073	53,009	7,614
Income before taxes and income from equity in affiliates	634,836	733,545	868,811	1,011,597	967,975	139,039
Income tax expense	(129,887)	(157,997)	(199,085)	(222,320)	(220,025)	(31,605)
Income from equity in affiliates	21,353	22,343	92,136	14,469	115,809	16,635
Net income	526,302	597,891	761,862	803,746	863,759	124,069
Less: net (loss) income attributable to non-controlling interests	(9,523)	(40,602)	(13,745)	(7,551)	34,608	4,971
Less: (loss) income attributable to redeemable non-controlling interest of a subsidiary	—	(5,336)	6,483	—	—	—
Less: deemed dividend on non-controlling interest of a subsidiary	—	—	6,201	—	—	—
Net income attributable to ordinary shareholders of Noah Holdings Limited	535,825	643,829	762,923	811,297	829,151	119,098
Net income per share
Basic	19.08	22.87	26.98	27.70	27.12	3.90
Diluted	18.31	22.08	25.90	26.67	26.84	3.86
Net income per ADS(1)
Basic	9.54	11.44	13.49	13.85	13.56	1.95
Diluted	9.15	11.04	12.95	13.33	13.42	1.93
Weighted average number of shares used in computation:
Basic	28,085,521	28,150,139	28,275,637	29,288,401	30,580,181	30,580,181
Diluted	30,145,976	30,036,763	30,233,823	30,710,540	30,924,095	30,924,095
Dividends declared per share	—	—	—	—	—	—

Note:

(1)	Two ADSs represent one Class A ordinary share.

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	2,132,924	2,982,510	1,906,753	2,704,091	4,387,345	630,203
Total assets	4,096,995	5,956,489	6,494,854	8,014,264	9,802,604	1,408,055
Total current liabilities	966,831	1,575,711	1,823,327	1,591,073	1,505,053	216,187
Total liabilities	1,562,999	2,234,553	1,987,108	1,838,887	1,927,644	276,888
Redeemable non-controlling interest of a subsidiary	—	330,664	—	—	—	—
Total equity	2,533,996	3,391,272	4,507,746	6,175,377	7,874,960	1,131,167

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact. A reconciliation of adjusted net income attributable to Noah shareholders from net income attributable to Noah shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and unrealized gain or loss from fair value changes of equity securities, with an add back of the gain or loss from sales of equity securities. All tax expense impact of such adjustments would be also considered. Beginning in 2018, we included gain or loss from fair value changes of equity securities (unrealized) as well as gain or loss from sales of equity securities in deriving the adjusted net income attributable to Noah shareholders after adopting Accounting Standards Update (“ASU”) 2016-01.

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

Reconciliation of GAAP to Non-GAAP Results (unaudited)

	Year Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	USD
	(in thousands)
Net income attributable to Noah shareholders	535,825	643,829	762,923	811,297	829,151	119,098
Adjustment for share-based compensation related to:
Share options	33,912	39,008	51,054	45,973	40,533	5,822
Restricted shares	33,760	40,163	42,581	66,790	54,364	7,809
Less: (gains) loss from fair value changes of equity securities (unrealized)	—	—	—	(39,557)	15,628	2,245
Add: Gains from sales of equity securities	—	—	—	45,240	149,652	21,496
Less: Tax effect of adjustments	13,424	15,870	19,185	(1,966)	19,845	2,851
Adjusted net income attributable to Noah shareholders (non-GAAP)	590,073	707,130	837,373	1,010,823	1,038,227	149,129

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management, and lending and other businesses. Over the last five years, we have experienced substantial growth, with our net revenues increasing at a compound annual growth rate (“CAGR”) of 12.7% from 2015 to 2019. We cannot assure you that we will continue to grow at our historical rate of growth. While we seek to continuously develop new financial products and services, it is difficult to predict whether our new financial products and services will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively and it makes the prediction of our future results of operations difficult. As a result, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future.

The financial products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a broad variety of financial products, including onshore and offshore credit products, private equity and venture capital products, public securities products, and insurance products. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects. Not only must we be cautious about these risks in the design and development of our products and services, we must also accurately describe the risks associated with our products and services to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products or services we distribute, manage or offer, our reputation, client relationships, business and prospects will be materially and adversely affected.

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

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. As a portion of the revenues of our asset management business comes from performance-based fees, which are typically based on how much the returns on our managed accounts exceed a certain threshold of return for each investor, we will not earn performance-based fees if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of performance-based income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer AUM and lower fees for us. To the extent our future investment performance is perceived to worsen in either relative or absolute terms, the revenues and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.

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

The financial products we distribute are supplied by a selected number of financial product providers, including private equity firms, real estate fund managers, securities investment fund managers, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major asset managers and product providers in the market, due to our stringent screening process and rigorous risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product providers, and thus we rely on our relationships with those important product providers. In 2017, 2018 and 2019, our top three independent financial product providers accounted for approximately 36.1%, 44.5%, and 25.5% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with financial product providers are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant financial product. For any new financial products, new agreements need to be negotiated and entered into. If financial product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and operating results could be materially and adversely affected.

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

There are inherent risks associated with our lending services business operated by our subsidiary Noah Rongyitong (Wuhu) Microfinance Co., Ltd. (“Rongyitong”), including credit risk which is the risk that borrowers may not repay the outstanding loans balances. These borrowers are primarily individuals and generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Moreover, since a portion of the loans made by Rongyitong are collateralized by real property, any decrease in real estate prices could adversely affect the values of these collaterals, which may in turn have a negative impact on the ability of borrowers to repay their loans and further adversely affect Rongyitong’s operating results and financial condition. Conditions such as inflation, employment levels, local policy changes and other factors beyond our control may increase our credit risks, which may result in material adverse effects on our business and financial conditions.

Our business involves relatively new business models which may not be successful.

Our business is comprised of various business lines, some of which are relatively new, such as our lending services and investor education services. Many elements of such business are relatively unproven, and the markets for these services in China are relatively new, rapidly developing and subject to significant challenges. Although we intend to devote additional resources to expanding these businesses and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly evolving market trends or continue to offer innovative products and services, there may not be significant market demand for them. In addition, our lending and other services business will continue to encounter risks and difficulties that early stage businesses frequently experience, including the potential failure to cost-effectively expand the size of our customer base, maintain adequate management of risks and expenses, implement our customer development strategies and adapt and modify them as needed, develop and maintain our competitive advantages and anticipate and adapt to changing conditions in China’s financing industry resulting from mergers and acquisitions involving our competitors or other significant changes in economic conditions, competitive landscape and market dynamics. If we are unable to successfully develop our lending and other services into profitable businesses, our business and revenues would be materially and adversely affected.

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management, asset management and lending and other services industries in China are all undergoing rapid changes and growth. We operate in an increasingly competitive environment and compete for clients on the basis of product offering and performance, client services, reputation and brand names. Our ability to compete in this environment is also affected by license requirements for the distribution of financial products, the provision of asset management and certain lending and other services imposed on businesses operating in such industries. Our future success in each of these areas will depend in part on our ability to continue to maintain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis. In distributing financial products, we face competition primarily from other wealth management companies, commercial banks and its wealth management subsidiary companies, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds and public securities funds. In addition, our lending and other services business segment faces competition from a range of financial service providers which offer similar services in China. As part of China’s reform and opening policy, the Chinese government has further liberalized the financial sector in recent years, including lifting certain restrictions on the business scope of financial institutions such as foreign banks, securities companies and fund management companies, reducing quantitative entry conditions for foreign investors to invest in banking and insurance institutions and carry out these businesses, relaxing the limits on foreign ownership of joint ventures in China’s financial sectors such as banking, securities investment fund management companies, securities and insurance companies. If such liberalization continues, we may face additional competition in the industries in which we operate and our market share might be threatened or taken by foreign competitors or their joint ventures operating in the Chinese financial market.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2019. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of China representing 27.7% of our total revenues in 2019. We started conducting business in Hong Kong in 2012, expanded our business to Taiwan in 2014 and launched offices in Silicon Valley in 2016, Vancouver, Melbourne and New York in 2017 and Singapore in 2018. Expanding our business internationally exposes us to a number of risks, including:

●	our ability to select the appropriate geographical regions for international expansion;
●	difficulty in understanding local markets and culture and complying with unfamiliar laws and regulations;
●	unexpected legal or regulatory changes in local markets;

●	fluctuations in currency exchange rates;
●	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;
●	difficulty in recruiting and retaining qualified personnel;
●	potentially adverse tax consequences; and
●	increased costs associated with doing business in foreign jurisdictions.

We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. For example, the outbreak of a novel strain of coronavirus (COVID-19), first reported in December 2019, has spread rapidly throughout the world, especially China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak a “global pandemic”. Many businesses and social activities in China and other countries and regions have been seriously disrupted, including those of us, our suppliers, partners, clients and employees. The global outbreak has also caused market panic, which materially and negatively affected the global financial markets. Such disruption and the potential slowdown of China’s and the world’s economy arising therefrom could have a material adverse effect on our results of operations and financial condition. In particular, we and our clients have experienced limitations to face-to-face meetings due to quarantine measures and travel bans adopted by governments to contain the spread of this outbreak, although a large portion of our transactions can be completed online or through courier services.

Our headquarter is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in more than 80 cities in China, and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

Certain of the financial products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in China.

Certain financial products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2017, 2018 and 2019, the total value of financial products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 19.8%, 33.0% and 21.0% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM increased from 7.8% in 2017 to 9.9% in 2018, and further to 10.3% in 2019.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing various industry policies and other economic measures. Specifically, in the past few years, PRC governments at both national and local levels have adopted numerous policies to slow down the surge of real estate prices and to curb speculative buying through more stringent implementation of residential price control measures, some of which were subsequently cancelled when the market turned softer. Such measures may adversely impact the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising capitals they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in the real estate sector.

In addition, the Asset Management Association of China (the “AMAC”) released the Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4, or the No. 4 Filing Rules, on February 13, 2017 to regulate investments in the real estate area by securities and futures institutions. According to the No. 4 Filing Rules, the AMAC will not accept the filing application of private asset management plans or private funds investing into ordinary residential properties in “popular cities,” including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment and other specific ways of investment which are identified in the No. 4 Filing Rules. Furthermore, according to the Notice for Private Fund Registration (“Private Fund Registration New Notice”) issued by AMAC on December 23, 2019, AMAC will not accept the filing application of private funds engaging in regular and commercial lending activities in form of entrustment loans, trust loans or other means. Thus, private funds are prohibited from investing in the real estate sector by way of pure debt investment. Although private funds are not prohibited from investing in the real estate sector by way of pure equity investment or combination of equity and debt investment yet, we cannot assure you, however, that the PRC government would promulgate other real estate related laws and policies that may adversely affect our business operations and financial condition.

If we breach our fiduciary duty as the general partner or fund managers of the funds, our results of operations will be adversely impacted.

Neither the principal nor the return of the products we distribute or manage is guaranteed by us. As such, we do not bear any liabilities for any loss to the capital of the products, provided that (i) the distribution and management of the concerned products are conducted in the ordinary course of business; (ii) we have no fraud or gross negligence during the course of distribution and management, and have no intentional misconduct which will harm the interests of either the fund or the limited partners, and (iii) we have not conducted any other acts which are deemed to breach our fiduciary duty. Because we serve as the general partner or manager for the funds, we have fiduciary duty to the limited partners or the investors. Our asset management business is subject to inherent risks if we are deemed to breach our fiduciary duty. If so, such as failing to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, it is unclear whether our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds we manage and we cannot assure you that our assets will not be subject to such claims. If the assets managed by us is subject to such claims, our future growth may be materially and adversely affected.

Misconduct of our relationship managers or other employees, including potential misuse of client funds, could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct may include but not limited to:

●	engaging in misrepresentation, negligence or fraudulent activities when distributing financial products or providing asset management, lending or other services to clients;
●	improperly using or disclosing confidential information of our clients, financial product providers or other parties;
●	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
●	accessing and misusing client funds, especially those maintained in segregated accounts for our contract-based private funds; or
●	other conducts not complying with laws and regulations or our internal policies or procedures.

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

We are subject to lawsuits and other claims in the ordinary course of our business. In particular, we may face lawsuits, arbitrations or other claims brought by our clients who purchase financial products or services we distribute, offer or provide which turn out to be unsuitable for any reason, such as misconduct by the managers of third-party funds that we have recommended or made available to our clients, or change of legal requirements or regulatory environment. For example, in connection with certain credit funds managed by an affiliate of Gopher Asset Management Co., Ltd., or Gopher Shanghai, providing supply chain financing involving companies related to Camsing International Holding Limited, which were later suspected to commit fraudulent activities, Gopher Shanghai has received notices from a court and an arbitration tribunal in 2020 concerning claims initiated by individual clients against Gopher Shanghai as the fund manager. Although Gopher Shanghai was not involved in any of these suspected fraudulent activities, there is no guarantee that such claim will not have any adverse effect on our reputation, business prospect or financial condition. See “Item 4 Information on the Company—Legal Proceedings” for more information.

In connection with our provision of lending services, we may encounter claims alleging breach of contract or potential usury claims in our ordinary course of business. We may also encounter claims alleging misrepresentation by our relationship managers or other employees with such requirements. Moreover, if any new regulatory requirements are issued by any compotent regulator which affect our business, we may not be able to comply in a timely manner or at all, we may also be subject to regulatory actions and may encounter additional lawsuits, arbitrations or other claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Claims or actions brought against us may result in settlements, awards, injunctions, fines, claims and penalties or other results adverse to us, including harm to our reputation. Even if we are successful in defending against these actions, we may incur significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when legal or other proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Any failure to ensure cyber security or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange of information, including personal and financial information related to our clients in a variety of electronic and non-electronic means.

We face risks inherent in handling large volumes of data and protecting such data. In particular, we face a number of data-related challenges concerning transactions and other activities that take place on our platform, including but not limited to:

●	protecting the data on our system, including against attacks on our system by outside parties or fraudulent behaviors by our employees;
●	addressing concerns related to privacy and data-sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

There have been many media reports about different financial services companies, consumer-based companies, governmental agencies and other organizations invloving unauthorized disclosure of confidential information related to their clients or users in recent years, as well as cyber attacks involving the dissemination, theft and destruction of corporate information or other assets, which resulted in third party claims or actions against these companies. There have also been incidents where hackers have requested “ransom” payments in exchange for not disclosing customer information or for restoring access to information or systems.

We are occasionally the target of attempted cyber attacks, including denial-of-service attacks, and we continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. We may face an increasing number of attempted cyber attacks as we expand our mobile- and other Internet-based products and services, as well as our usage of mobile technologies and as we provide more of these services to a greater number of individual clients. In addition, in collaberating with third-party vendors and their respective service providers, agents, exchanges, clearing houses and other financial institutions, we could be adversely impacted if any of them is subject to a successful cyber attack or other information security event. These effects could include the loss of access to information or services from the third party subject to the cyber attack or other information security event, which could, in turn, interrupt certain of our businesses.

Despite our efforts in enhancing the security of our systems and information, we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently and are often not recognized until launched. Cyber attacks can originate from a variety of sources. Any systems failure or security breach or lapse that results in the leaking of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls as necessary, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information stored by us. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

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

The proper functioning of our technology platforms is essential to our business. Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the financial products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on our online service platforms, including our website www.noah-fund.com and our mobile applications, such as Wei Nuo Ya and Fund Smile, to provide our clients with updated information about the products they purchased. Maintaining and improving our technology infrastructure requires significant levels of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced system failures, we cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. Any such future occurrences could reduce customer satisfaction, damage our reputation and our financial condition, results of operations and business prospects, as well as our reputation, could be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demands for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and competition laws and contractual arrangements to protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property rights will be sufficient. Implementation of intellectual property-related laws in China has historically been deemed weak, primarily due to the ambiguity in the PRC regulatory and enforcement environment. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as those in the United States or other countries. Current or potential competitors may use our intellectual property without authorization to develop products and services that are substantially equivalent or superior to ours, which could reduce demands for our solutions and services, adversely affecting our operational results and harm our competitive position. Even if we are able to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or we may have to pursue litigation, which could involve substantial costs and diversion of our management’s attention from the operation of our business.

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

We require our employees, product providers and others to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. We may be subject to costly and time-consuming litigations to protect or defend ourselves in these incidents, which may materially and adversely affect our bussiness and financial condition.

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

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. For example, while we are able to obtain professional indemnity insurance in Hong Kong for our operations located there, such insurance offerings are rare in China. Other than casualty insurance on some of our assets, and directors, supervisors and senior executives liability insurance, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises (“FIEs”). To comply with PRC laws and regulations, we rely on contractual arrangements with our consolidated variable interest entity, Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), and its affiliates to operate a portion of our operations in China, including asset management business and certain other restricted services. Our contractual arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (2) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Shanghai Noah Investment (Group) Co., Ltd. (“Noah Group”); and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours. Our variable interest entity, Noah Investment, and its subsidiaries generated RMB444.3 million, RMB714.5 million and RMB867.2 million (US$124.6 million) in net revenues in 2017, 2018 and 2019, respectively, which contributed 15.7%, 21.7% and 25.6% of our total net revenues in the respective years. For further detail on these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

One of the shareholders of Noah Investment recently ceased to be a PRC citizen. We are in the process of transferring the equity owned by such shareholder and are working with the relevant regulators to ensure compliance with applicable requirements. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009) (the “M&A Rules”) issued by the Ministry of Commerce (the “MOFCOM”) on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause the company to cease to be deemed a domestic company. However, if we fail to complete such transfer, then when the funds for which we act as the general partner or investment manager invest into other equity investment funds or companies in China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries if Noah Investment has a non-PRC citizen as a shareholder. This may limit our potential investment opportunities due to restrictions of foreign investments in certain industries in China, thus adversely affect our asset management business.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, our consolidated variable interest entity, Noah Investment, and its shareholders, is valid, binding and enforceable in accordance with its terms. However, we have been further advised by our PRC legal counsel that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including with respect to the Foreign Investment Law discussed below, the M&A Rules, and the Telecommunications Regulations, the Provisions on the Regulation of Insurance Brokers and the relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities, such as the MOFCOM, the Ministry of Industry and Information Technology (the “MIIT”), China Securities Regulatory Commission (the “CSRC”), the AMAC, China Banking and Insurance Regulatory Commission (the “CBIRC”, which resulted from the merger of the China Banking Regulatory and Commission (the “CBRC”) and the China Insurance Regulatory Commission (the “CIRC”) on April 9, 2018 as a result of commission reform) or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity and enforceability of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by relevant regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated variable interest entity and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our variable interest entity’s business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman and chief executive officer, Mr. Zhe Yin, our director and chief executive officer of Gopher Asset Management Co., Ltd., and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are both our directors or executive officers and shareholders of our variable interest entity. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of our variable interest entity, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law (the “Old FIE Laws”) together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Investment.”

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in industries that are currently subject to foreign investment restrictions in China. However, substantial uncertainties still exist in relation to the interpretation and implementation of current and future PRC laws and regulations, including the Foreign Investment Law, especially in regard to the permissibility of variable interest entity’s contractual arrangements. While the Foreign Investment Law does not comment on the concept of “de facto control” and does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. We cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our variable interest entity through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law or any other future laws, administrative regulations or provisions deem contractual arrangements as a type of foreign investment, when the funds that we act as the general partner invest into other equity investment funds or companies in China (either directly or through the investments in other equity investment funds), there could be a risk that such funds or companies may be deemed as having foreign investment in their shareholding structure when governmental authorities review such funds or investee companies’ applications for certain approvals or licenses in industries that are subject to foreign investment restrictions. Any such future changes in applicable laws or regulations could reduce the investment opportunities available to us.

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

Any loans to our PRC subsidiaries, which are treated as FIEs under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange (“SAFE”), or filed with SAFE in its information system. We may also provide loans to our consolidated affiliated entities or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated affiliated entities or other domestic PRC entities must also be registered with the National Development and Reform Commission (“NDRC”). We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the competent administration for market regulation.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”) which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a FIE may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with relevant laws and regulations. As the SAFE Circular 28 is newly issued and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or the record-filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our variable interest entity or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or record-filings, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debt securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

The laws and regulations governing the wealth management, asset management, lending and other services industries in China are developing and subject to further changes.

The relevant regulatory authorities, including AMAC, have released various laws and regulations governing the wealth management, asset management, lending and other services, industries in China, including regulations over private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not yet adopted a unified regulatory framework yet.

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

As the regulators of the wealth management and asset management industries in China are enhancing their supervision over the industry, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits other than those we currently have obtained. For example, on April 27, 2018, PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (the “Guidance Opinions on Asset Management”), which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. But if there are no such laws and regulations addressing particular topics, then the Guidance Opinions on Asset Management will be applied. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. CBIRC has also issued specific implementation rules in the industries subject to its regulations. To date, ten subsidiaries of our PRC variable interest entity, Noah Investment, have successfully completed the private fund manager registration with AMAC. As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

In addition, our subsidiaries or variable interest entity may need to obtain necessary licenses to carry out financial services from the central and/or local government, the governing rules of which are developing and might conflict with each other. For example, our lending service subsidiary, Rongyitong, has been granted a permit to carry out such business by the local government of Anhui Province. The Guidance on the Pilot Establishment of Small Loan Companies (“Small Loan Guidance”), jointly promulgated by the CBRC and the PBOC, requires that the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. The Anhui local rule provides, however, that the shareholding percentage of the founding shareholder shall not exceed 20% in principle unless approved by the local financial bureau. As the Anhui financial bureau has granted us approval of our shareholding structure, Noah Group is a founding shareholder of Rongyitong and holds 35% equity interests in it. For the shareholding structure of Rongyitong, see “Item 4 Information on the Company—C. Organizational Structure”. Under the Notice on Regulation and Renovation of the Cash Loan Business promulgated on December 1, 2017, the local government is required to examine and review small loan companies with respect to their business and capital contributions. We cannot be certain whether we will be required to transfer a portion of our equity interests in Rongyitong to third parties to comply with the Small Loan Guidance. If that were to occur, such transfer could affect our overall control of Rongyitong. Furthermore, the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases (the “Opinions on Illegal Lending”), jointly promulgated by the SPC, the Supreme People's Procuratorate, the Ministry of Public Security, and the Ministry of Justice on July 23, 2019, provides rules on supervision of and punishment for illegal lending, such as excessive interest rate (exceeds 36%) and debt-collection by means of violence. We cannot assure you whether the introducer or loan collection agencies we cooperate with charge extra fees from the borrower or conduct other behaviors in violation of the provisions of the Opinions on Illegal Lending. The local authorities have broad discretion in implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan, limitation on operating territory, restrictions on financing and methods of debt collection. As a result, there are uncertainties in the interpretation and implementation of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. Therefore, if the local regulatory authorities make unfavorable interpretation against our small loan business model, or modify the local regulatory policies on small loan in the future, our small loan business operation might be restricted and Rongyitong may not be able to continue to grow at its historical rate of growth.

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

The independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), is subject to laws of the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continued to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenged faced by the U.S. regulators in their oversight or financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as the New York Stock Exchange of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase US regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberation were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

Economic conditions in China are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in China, our business and prospects may be affected by economic conditions or changes in the financial markets in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the financial products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased investment by our existing clients. Additionally, we earn recurring service fees on certain financial products over a period of time after the initial sale. Clients may redeem or terminate these products, ending these recurring revenues. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of financial product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations. Specifically, our small to medium enterprises owners and entrepreneur clients who face pressures in business operations and cash flow because of the COVID-19 outbreak might reduce their transaction volumes with us.

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

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law (“EIT Implementation Rules”), an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2019, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

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

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effect from December 1, 2018. SAT Public Notice 37 replaced a series of circulars and revised the rules governing the administration of withholding tax on China-source income derived by nonresident enterprises. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for a non-resident enterprise which is declaring a dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; and (ii) the provision that a non-resident enterprise must self-report tax within seven days if its withholding agents fail to withhold or is removed.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$26.75 to US$59.75 in 2019. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies whose shares are traded in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	regulatory developments in our target markets affecting us, our clients or our competitors;
●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;
●	changes in the performance or market valuations of other companies in the industries in which we operate;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the industries in which we operate;
●	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;
●	addition or departure of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2020, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 27.7% of our share capital and controlled 60.1% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our board of directors, which has complete discretion as whether to distribute dividends, does not currently plan to pay any dividends. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Although we declared an annual cash dividend for the fiscal years 2011 and 2012, we may not declare any dividend in the future, and even if we do so, any future dividend may be less than those declared in 2011 and 2012. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain their current price.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 22,502,640 Class A ordinary shares outstanding, including 18,022,420 Class A ordinary shares represented by ADSs. Except for the restricted ADSs representing 1,851,335 Class A ordinary shares held by our affiliates, the rest of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

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

In addition, as a company primarily operating in China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeeps, who may have engaged in fraud or other wrongdoing. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors more generally.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than would shareholders and limites remedies of a corporation incorporated in a jurisdiction in the United States.

We may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Although the application of these rules is unclear in many important respects and the required calculations yield results very close to the line, based on the market price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2019, we believe that we were not a PFIC for that year, but there can be no assurances in this regard. The U.S. Internal Revenue Service (the “IRS”) does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our being a PFIC for the taxable year ended December 31, 2019.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be or become a PFIC for the current or any future taxable year. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of being or becoming a PFIC may substantially increase because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, changes in the composition of our income or assets may cause us to be or become a PFIC for the current or future taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with New York Stock Exchange corporate governance listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to New York Stock Exchange corporate governance listing standards. However, the New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Item 4.    Information on the Company

A.	History and Development of the Company

We are a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. We provide comprehensive financial services to high net worth and ultra high net worth clients, with capabilities in wealth management, asset management, and other value-added businesses.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business when Noah Investment was incorporated. We exercise effective control over Noah Investment and its subsidiaries through contractual arrangements. In 2007, Sequoia Capital China, a well-known venture capital firm based in China, invested in our business. In November 2010, we were listed on the New York Stock Exchange as the first independent wealth management company from China.

We commenced our asset management business in 2010 when Gopher Asset Management Co., Ltd. and its subsidiaries (collectively, “Gopher Asset Management” or “Gopher”) were established. The business scope of Gopher covers private equity and venture capital investment, real estate investment, public securities investment, and multi-strategy investment. In 2012, Noah Upright Fund Distribution Co., Ltd. (“Noah Upright”, formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.), a wholly owned subsidiary of Noah, obtained the “No. 001” fund distribution license issued by the CSRC in China.

We officially launched our overseas business expansion in February 2012. We first established Noah Holdings (Hong Kong) Limited (“Noah HK”) and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission (“Hong Kong SFC” or the “SFC”), as well as an insurance broker license in Hong Kong. Subsequently, we further expanded our overseas presence by launching offices in Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore. We have obtained and maintained family trust licenses in Hong Kong and Jersey Island, insurance brokerage licenses in the United States and Canada, money lender license in Hong Kong, and the investment fund manager license, exempt market dealer license, and portfolio manager license in British Columbia and Ontario, Canada, as well as Capital Market Services license in Singapore.

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

Significant Developments in 2019

Adjusted Product Mix and Diversified Revenue Sources

Starting from the third quarter in 2019, we ceased the offering of single counterparty private debt products, which are credit products, in response to the changing regulatory and market environment in China. We believe that the shift to offering more standardized public securities and focusing on asset allocation is necessary, as the whole market is believed to move towards a more modernized and international direction. Our transaction value for all financial products was RMB78.5 billion (US$11.3 billion) for the year ended December 31, 2019, among which the transaction value for public securities was RMB26.4 billion (US$3.8 billion) increased by 94.1% year-over-year, demonstrating our strong distribution capability in line with the product offering shift. In particular, the transaction value of our mutual funds products reached a record high of RMB16.4 billion (US$2.4 billion) for the year ended December 31, 2019. The AUM of our asset management business was RMB170.2 billion (US$24.5 billion) as of December 31, 2019. Gopher’s largest asset class, private equity investments, reached an AUM of RMB104.9 billion (US$15.1 billion), representing 61.6% of the total AUM of our financial products as of December 31, 2019. The AUM of standardized products reached RMB9.3 billion (US$1.3 billion) as of December 31, 2019, up 50.4% from RMB6.2 billion as of December 31, 2018.

We provide a diversified range of financial products, especially in the alternative investment area. We believe this will continue to enhance our resilience to economic cycles and enable us to cater to high net worth clients’ demands after our product offering shift. We continued to distribute long-term investment products which generated recurring service fees. As a result, the contribution of our recurring service fees remained stable at 54.1% for the year ended December 31, 2019, compared with 53.7% for the year ended December 31, 2018. As we provide more value-added services to our clients, other service fees contributed to 15.3% of our total revenues for the year ended December 31, 2019, up from 10.9% in 2018, indicating our deepened comprehensive service offerings.

Client Segmentation and Comprehensive Service System

While China’s macro economy environment was challenging in 2019 and financial markets remained volatile, high net worth individual investors in China have become more sophisticated after years of client education and communications. Our relationship managers continued to capture demands from high net worth clients for asset allocation services and comprehensive financial services. We typically classify our high net worth clients into four categories - gold, platinum, diamond, and black card, with black card being the highest level. The number of black card clients continued to grow in 2019, increasing from 748 as of December 31, 2018 to 883 as of December 31, 2019. As of December 31, 2019, the total AUM for black card clients exceeded RMB80.2 billion (US$11.5 billion).

We continued to provide high-quality value-added services to high net worth clients, including, among others, family trust planning, global insurance planning, and tax planning. These long-term efforts and services have enabled us to gain a deeper understanding of our clients and their families’ wealth management requirements and maintain a close relationship with them. In particular, our insurance services grew rapidly in 2019, which revenues grew 44.2% from 2018, primarily driven by increased transaction volume from our Hong Kong and US offices.

At the same time, Fund Smile, our online mutual fund transaction platform, attracted 8,656 new registered users in 2019. As a result, its total registered users reached 15,928 as of December 31, 2019.

Overseas licenses and growth momentum

We are a company with global offices providing comprehensive financial services to high net worth individuals. For the year ended December 31, 2019, revenues from our overseas offices grew 25.4% year-over-year to RMB945.8 million (US$135.9 million), accounting for 27.9% of our total revenues, compared with 22.9% for the year ended December 31, 2018. Overseas offices other than Hong Kong reported revenues of RMB212.7 million (US$30.6 million) for the year ended December 31, 2019, representing a significant growth compared with RMB3.0 million for the year ended December 31, 2018. The AUM of overseas offices accounted for 14.6% of our total AUM as of December 31, 2019.

Moreover, our overseas offices have been working with an increasing number of business counterparties and clients in different locations after they obtained various financial services licenses.

B.	Business Overview

Founded in 2005, we are a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. Substantially all our RMB-denominated financial products are managed and distributed in China, and most of our foreign currency denominated products are managed and distributed through our Hong Kong subsidiary, Noah HK, which serves as our offshore booking center.

With over 14 years of operating experience, we continue to distribute and manage financial products and provide comprehensive financial services to our high net worth and ultra high net worth clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Business Segments

Wealth Management

We provide diversified financial products and customized asset allocation and value-added services to high net worth and ultra high net worth clients inside and outside of China for our wealth management business. In particular, ultra high net worth clients are served by our VIP Center. We rigorously screen and select products and services from a wide array of providers suitable to our clients. Our high net worth individual clients benefit from our comprehensive services, expertise and capacities, including, among others, wealth planning, trust services, corporate services and insurance services. As of December 31, 2019, we served our clients through a network of 1,288 relationship managers across 292 service centers in 82 cities in China. Furthermore, to meet our clients’ needs for global investment opportunities, we have established offices in Hong Kong, Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore, with Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 9 (Asset management) licenses in Hong Kong, family trust licenses in Hong Kong and Jersey Island, insurance brokerage licenses in the United States and Canada, money lender license in Hong Kong, and the investment fund manager license, exempt market dealer license, and portfolio manager license in British Columbia and Ontario, Canada, as well as capital market services license in Singapore.

As a pioneer in China’s independent wealth management industry, we continue to upgrade our product and service offerings to satisfy the evolving demands of the high net worth and ultra high net worth population in China. As the wealth management industry in China is still evolving, the number of high net worth clients and the amount of investable financial assets held by them are expected to increase in the foreseeable future. We believe that with our dedication in the wealth management industry, in-depth understanding of clients’ demands and long-term relationship strategies, our wealth management business will continue to remain the leading position in the market.

Financial Products Offerings

In 2019, we distributed a wide spectrum of financial products for our wealth management business, including credit products, private equity products, public securities products, and other products. Noah Upright, our distribution channel, is the first independent financial service company in China which has obtained the fund distribution license from the CSRC. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified financial products we offer, aiming to meet our clients’ financial planning needs, minimizing their risks while generating attractive returns.

Through our rigorous product selection and risk management processes, we have established long-term relationships with top tier fund managers in various asset categories. CV Info, one of China’s leading third-party private equity information providers, published its 2019 Annual List of Chinese Venture Capital Investment Institutions (“CV Info’s 2019 Annual List”) in October 2019, and we have cooperated with 17 out of the top 20 venture capital fund managers named on that list. In terms of public securities, we also selectively work with leading fund managers in the market using strict selection criteria. From 2005 to 2019, our accumulative transaction value of financial products amounted to RMB686.7 billion (US$98.6 billion).

Comprehensive Services

In addition to the financial products we provide to our clients, we develop and provide customized value-added financial and related services to our clients to better serve their needs, including investor education, trust services, corporate services and insurance services:

●	Investor Education: We primarily provide our investor education services through our subsidiary Enoch Education Training (Shanghai) Co., Ltd. (“Enoch Education”), which offers various types of training programs to high net worth individuals and their families. These programs include wealth planning, market insights, and overseas tours and entrepreneurship camps. We charge attendees fees for these events which depend primarily on the length and location of each program. We collaborate with reputable universities for these programs, including Shanghai University of Finance and Economics in China, Oxford University in U.K., and the University of Pennsylvania in the U.S..

Since its establishment in 2013, Enoch Education has organized more than 200 training sessions, which have attracted more than 12,000 investors, and 96 overseas study trips attended by more than 2,400 investors and relationship managers. In 2019, Enoch Education attracted approximately 8,600 registered clients through these activities. We believe that Enoch Education is an important tool for building our business as it increases the financial sophistication of our clients, enables us to deepen our relationships with them, and broadens the investor knowledge, all of which are believed to further enhance their loyalty and willingness to invest with us in return.

●	Trust Services: Founded in 2014, Ark Trust (Hong Kong) Limited (“Ark Trust HK”) is believed to be one of the first family trust service companies registered overseas among the independent wealth management companies in great China. Ark Trust HK provides a full range of services to high net worth individual clients and enterprises, including family trust and fiduciary services, employee stock ownership plans, charitable trust services, offshore corporate services, and wealth planning services.

In April 2016, we established Ark Trust Jersey in the Island of Jersey with a trust license obtained from the Jersey Financial Services Commission. Jersey is a major center for offshore trust services, and Ark Trust Jersey works with one of Jersey’s largest professional services organizations to provide a full range of trust services to our clients, including setting up and managing Jersey companies, private trusts, and private foundations.

●	Corporate Services: We provide corporate services to assist our clients’ businesses on various aspects such as government registration, tax planning and back office leasing. We believe that through these corporate services, we are able to further expand the range of our services and deepen the relationship with our existing clients.
●	Insurance Services: We provide insurance services to our high net worth clients, including life insurance, critical illness insurance, commercial medical insurance, annuity insurance, corporate employee benefits insurance as well as risk management consulting and claims assistance services. We have obtained insurance broker licenses in China and Hong Kong, and life insurance broker licenses in several states in the United States and British Columbia, Canada, aiming to serve Chinese high net worth clients in both onshore and overseas markets.

Online wealth management service platform

We operate an online wealth management service platform named “Fund Smile” (former Cai Fu Pai) which we launched in 2014. The platform acts as an information and technology provider for standardized financial products and serves mass affluent individuals in China. In addition, since the second half of 2018, we have been developing a new online financial advisory platform called “Pilot Whale” which aims to connect retail investors to financial experts including licensed relationship managers and provide independent and professional paid services. This platform was launched in April 2019.

Revenue Model

For our wealth management business, we generate revenues primarily from the offering of financial products and services to our clients in four ways: (1) one-time commissions paid by clients or product providers when clients purchase financial products offered by us, (2) recurring service fees paid by our product providers and clients, (3) sharing of a portion of the performance-based income earned by fund managers who manage the funds and products, and (4) revenues from comprehensive wealth services we provide, especially the revenues from our investor education subsidiary, Enoch Education. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute.

Clients and Coverage Network

Our wealth management business focuses on distributing financial products and providing services to high net worth clients in China and overseas. As of December 31, 2019, we had 293,760 registered clients, an increase of 12.9% compared with December 31, 2018, and active clients who purchased financial products provided or distributed by us reached 14,538 during the year ended December 31, 2019, an increase of 6.7% compared with the corresponding period of 2018. The average transaction value per active client for the year ended December 31, 2019 reached RMB5.4 million (US$0.8 million), maintaining our industry leading position. Counting in mutual funds clients, the number of clients who transacted with us in 2019 were 35,213, compared with 27,573 in 2018.

Headquartered in Shanghai, our sales network includes 292 service centers strategically located in 82 cities in China, covering multiple developed regions where the country’s high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open service centers at locations with concentrated high net worth population and strong regional economies. The cities where we have opened service centers cover tier one and tier two cities and key provincial capitals in China. We have also expanded our overseas wealth management presence with offices in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore.

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

We place a significant emphasis on recruiting, training and motivating our relationship managers, with the goal of enabling them to deliver thoughtful advice and investment solutions tailored for each client. Our relationship managers are all full-time employees who typically receive a base salary, transaction-based commissions, and a year-end performance-based bonus. We also provide a comprehensive training system for relationship managers in different career stages, helping them to understand the asset allocation theory promoted by Noah and investment philosophy within different asset categories. In 2019, we organized 36 online courses on our “Noah University” platform for relationship managers. Our relationship managers took an average of 99.1 hours of training courses in 2019, including 31.7 hours of in person courses and 67.4 hours of online courses. We optimized and condensed our sales force in 2019, and as a result the total number of relationship managers decreased to 1,288 as of December 31, 2019, compared to 1,583 as of December 31, 2018 and 1,335 as of December 31, 2017.

We identify our best performing relationship managers as “elite relationship managers”, and this core sales team contributed to 79.0% of our total transaction value in 2019 for our wealth management business. As of December 31, 2019, we had 597 elite relationship managers. In 2019, the turnover rate for elite relationship managers was merely 4.1%. In addition, since 2017 we have been collaborating with Shanghai University of Finance and Economics for a three-year “Noah Private Banker Project” attended by some of our top-performing relationship managers focusing on financial knowledge and education. These specialized training opportunities enhance the skills of our top relationship managers and also serve as an important motivational tool for all of our relationship managers as they compete to attend these events.

Business Environment & Competition

Business Environment

Traditionally, Chinese investors were accustomed to making their own financial investment decisions, such as trading stocks or purchasing bank time deposits. With the increasing complexity of the Chinese capital markets and increased choice of financial products, they are now gradually accepting the concept of diversified asset allocation and specialized asset management services. This trend of increased financial products, and the overall wealth creation in China, has driven the expansion of our business and our industry. According to the 2019 China Private Banking Report jointly issued by China Construction Bank and Boston Consulting Group, the investable financial assets of individuals in China reached RMB147 trillion by the end of 2018, and is expected to reach RMB243 trillion in 2023, representing an 11.0% compound annual growth rate. Also according to this report, the total number of Chinese high net worth individuals who own more than RMB6 million in investable financial assets has reached 1.67 million by the end of 2018 and is expected to reach 2.41 million by the end of 2023. Moreover, the penetration rate for professional services in China is substantially lower than that of developed countries, which we believe creates a strong potential for growth for China’s independent wealth management firms. In interacting with our clients, we have also observed that Chinese high net worth clients are becoming more and more sophisticated and accustomed to professional financial services. We anticipate that this will further increase the penetration rate of China’s wealth management industry to catch up with international standards.

Although still in its rapid expansion, the wealth management industry in China also continues to encounter challenges arising from the volatility in Chinese and global financial markets and stringent regulations. Despite of factors such as Sino-US trade tensions, turbulence in Hong Kong, deterioration of economy, and the market trend favouring standardized products, we believe our long-standing client relationships and the first-mover advantage will enable us to be well positioned to design and distribute a wide range of multi-asset product offerings, which will help us maintain our leading position in the market and capture potential industry consolidation opportunities. We believe that our deep experience in distributing a wide range of multi-asset product offerings, combined with our strict internal controls and compliance procedures, will facilitate us to effectively handle economic fluctuations and regulatory changes.

As part of China’s reform and opening policy, the Chinese government has further liberalized the financial industry in 2019, including lifting certain restrictions on the business scope of financial institutions such as foreign banks, securities companies and fund management companies, reducing quantitative entry conditions for foreign investors to invest in banking and insurance institutions and carry out these businesses, relaxing the limits on foreign ownership of joint ventures in China’s financial sectors such as banking, securities investment fund management companies, securities and insurance companies. We believe this will have a long-term impact on the competitive landscape of China’s financial industry, and we will actively seek new cooperation opportunities with these foreign financial institutions in different aspects despite the potential competition.

Competitors

Major financial institutions in China are developing their own wealth management businesses, and international financial institutions have also been expanding to the market in China in recent years, all targeting high net worth individuals. We compete with the private banking or wealth management departments of domestic and global banks, insurance companies and securities firms.

●	Commercial Banks. We compete with state-owned banks and commercial banks.
●	Global private banks. Many global banks have private banking businesses serving high net worth individuals in China.
●	Trust companies. Trust companies are also providing clients with wealth management services including offering trust products and tailor-made trust planning.
●	Independent wealth management service providers. A number of independent wealth management service providers have emerged in China in recent years and some of them also rely on their in-house asset management arms.
●	Insurance companies. Many insurance companies in China maintain their own wealth management teams and sales forces to distribute their products.
●	Securities firms. We also compete with leading securities firms which have entered the wealth management business in recent years.
●	Wealth management subsidiaries of commercial banks. More than 20 banks in China have announced their applications to CIBRC for the establishment of wealth management subsidiaries, following Administrative Measures on Wealth Management Subsidiaries of Commercial Banks.

Competitive Advantages

Through our multi-asset product offering and rigorous risk control capabilities, we have focused on meeting clients’ evolving needs by selecting high quality products and building a comprehensive financial services platform while expanding globally.

●	Multi-asset product offering. We have well-established operations in China and more recently in key financial centers internationally. Through our procedures for identifying, researching, screening and distributing financial products, we are able to offer our clients a wide range of investment options including private equity and venture capital, public securities, and insurance products denominated in RMB, USD and other currencies. The diversification of our financial product offerings distinguishes us from many of our competitors in China, who typically offer only one or two types of asset categories and only have RMB-denominated product offerings.
●	Rigorous product screening process. We are a pioneer in asset allocation in the Chinese market, and we utilize our rigorous screening process of products to minimize our clients’ risks. Our research team provides a top-down review on our overall tactical asset allocation strategy at least semi-annually, based on which our product team develops strategies in each asset class. Each financial product offered to our clients is screened through our multi-step procedures which are described below. See “—Risk Management Procedures” for more information.

●	Tailor-made client services. We focus on maintaining long-term relationships with our clients, and our relationship managers continuously review and analyze the investments of each client, tailor the advice and select products best suited to them as well as discuss and analyze market trends with them regularly. Through this regular, personalized interaction by our highly trained relationship managers, we are able to effectively build trust with our clients and enhance and sustain their loyalty. We also believe that the various other value-added services we offer to our clients, such as tax planning, investor education services and trust planning, further enhance the loyalty of clients to the company.
●	Global strategy. With over a decade of operating experience, we have developed a deep understanding of the financial planning and investment needs of Chinese high net worth individuals. With this understanding, we believe our international expansion to serve the needs of high net worth Chinese individuals is a natural and organic extension of our Company’s business, which helps us broaden both our product base and client base. Currently, we have overseas offices in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore and will continue to expand these offices and establish new ones in key financial centers or where high net worth clients are concentrated.
●	Reputation. We have strong brand recognition in the market and have won numerous awards and recognitions, including: “Best Boutique Wealth Manager-China” for 2019 awarded by The Asian Banker; “Wealth Management Firm of the Year& Best Wealth Manager for Fund of Funds” for 2019; “Top 5 most competitive wealth management institutions” and the “Top 5 Wealth Management Firms that GPs Highly Regard” in CV Info’s 2019 Annual List both for the third consecutive year in 2019; “2019 integrated financial services company” on 21st Century Asia Competitiveness by 21st Century Business Herald; “Golden Tripod” award for annual integrated wealth management institute by Daily Economic News. We believe that these awards demonstrate the strength of our reputation and market recognition of our leading position in the wealth management industry.

Risk Management Procedures

A rigorous risk management and product screening process is key to our business. In light of the tightened regulatory environment in China in recent years, we have been further enhancing our comprehensive risk management system covering our wealth management business and the products we offer.

Our product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. Each product offered to our wealth management clients must go through a strictly implemented product screening procedure as indicated in the diagram below:

Our product selection process involves three key stages: project screening, project evaluation and risk control. In-house experts and professionals, including high-level management team members from our legal department, risk control department, compliance department and product department will gather periodically to carefully screen and evaluate each product we distribute.

In the project screening stage, our professionals review our internal due diligence findings to determine whether the product may be suitable for distribution to our clients. A prospective product needs to be approved by at least a majority of the members before passed to the next stage for screening.

In the project evaluation stage, our professionals analyze in more depth the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.

In the risk control stage, our core management team participates in the meetings to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before officially launched.

We have also established a complete risk management system for our daily operations. On the product supplier side, we have policies and procedures regarding, among other things, periodically reviewed product ratings, anti-bribery control, as well as post investment monitor and alert system. On the client side, we have strict Know-Your-Client (“KYC”) process and internal procedures for client risk evaluation and risk warning for every product purchased by clients, and regular information disclosure to clients throughout the life cycle of products.

Marketing and Brand Promotion

Word-of-mouth is one of the most effective marketing tools for our business. Although we employ a variety of methods to promote our brand, we believe the reputation and high level of awareness of our brand in China and, increasingly, abroad and references from clients is our best and most cost-efficient marketing channel.

Offline: Investor Seminars and Annual Wealth Management Forum

In order to attract new clients and develop customer loyalty, we organize targeted client events on a regular basis, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. Our investor seminars are held across the PRC with different themes, and we invite experts or authorities in the industry to share the latest market trends, newly promulgated laws and regulations, and other updates with our clients.

In 2019, we organized 10 large-scale investor forums held in 10 different first-tier cities in the world which were attended by 8,618 clients and watched by over 70,000 people online.

Aside from investment-related events and forums, we also invited well-known psychologists and writers to give speeches in 2019, which were attended by 1,720 of our clients and had over 600,000 online viewers in total.

Online: Mobile and Web-based Customer Service Channels

To improve the efficiency of relationship managers and better serve our expanding client base, we connect with our client community through multiple online channels including social networks such as WeChat, dedicated mobile applications and web-based services.

Our core client application “Wei Nuo Ya” (“micro Noah”) provides personalized industry news and research, live broadcasts on expert discussions and product roadshows, which is an effective community management portal and investor education tool for our relationship managers.

In 2019, we continued to expand online audio/video recording and facial recognition functions in our client applications to enhance compliance and KYC capabilities, and enabled full-scope online transaction functions whereby our clients can execute transactions and monitor their investments from initial capital commitment through the liquidation of the investment. These mobile and web-based customer service channels allow us to keep close relationships with our high net worth clients and provide a convenient and efficient platform for these clients to get access to the products and services offered by us. Underlying these online channels, proprietary databases on a broad range of financial products and customer online behaviors are maintained by our Internet development team. We also cooperate with online information providers, including Baidu, Toutiao and Himalaya FM, as part of our online branding campaigns.

Research

Noah Research is the brand name of our research team. With analysts and experts in different asset classes, our Noah Research team has fully integrated into our business operations. They collect materials both internally and externally and conduct researches on various topics of different industries to provide the sales and investment team with the most recent market reports and a complete knowledge structure.

In 2019, our Noah Research team published 13 investment strategy reports and industry white papers as well as over 1,000 professional research reports and in-depth articles.

Noah Research plays an active role throughout the marketing process of the financial products. It supports our sales team and product sourcing team in different stages. In the product screening stage, the Noah Research team helps evaluate the counterparty and conduct product due diligence. In the product launch stage, the Noah Research team cooperates with the sales team and financial product managers to jointly determine the marketing strategies and provides sell-side reports regarding the industry, the fund manager and the product itself. In the post-investment stage, the Noah Research team supports the sales team with ongoing monitoring and tracking of products and fund managers, and helps answer questions raised by relationship managers.

Asset Management

To better meet our clients’ asset allocation needs and as a complementary service to our high net worth clients, we started our asset management business in 2010 under the brand name Gopher Asset Management. As a leading alternative asset manager in China, Gopher Asset Management manages investments with underlying assets in China and overseas denominated in both Renminbi and other currencies. Gopher Asset Management’s AUM increased slightly from RMB169.2 billion as of December 31, 2018 to RMB170.2 billion (US$24.5 billion) as of December 31, 2019, with 61.6% of AUM in private equity strategies.

As a multi-asset management service provider, Gopher Asset Management invests in different categories of assets, including:

●	Private equity investments, including investments in the leading private equity funds in China and overseas through funds of funds and secondary funds, as well as direct investments in companies in new economy sectors. For the year ended December 31, 2019, Gopher Asset Management’s private equity arm raised 5.3 billion RMB, co-invested or directly invested in 99 companies with a total investment amount of RMB10.0 billion (US$1.4 billion).
●	Credit investments, including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products. Starting from the third quarter in 2019, we ceased investing in single counterparty provide debts products.
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. Gopher Asset Management has been diversifying the real estate-related products offered in recent years, gradually shifting away from residential to commercial real estate products, and promoting core and value-added funds. As of December 31, 2019, we hold three office buildings in Shanghai through direct equity investment, including Gopher Center.
●	Public securities investments, mainly including private secondary market equity funds of funds and manager-of-manager investments which are sub-advised by outside fund managers, as well as direct investments in listed companies. We have innovative products such as Gopher Rayliant quantitative fundamentals A-Share strategy fund, which was the first fund to bring “smart beta” index enhancement strategy into China’s A-share market to capture excess return. Since its establishment in April 2018 till end of 2019, the fund had generated positive return for all clients. Gopher also launched bond funds in 2019.
●	Other investments include multi-strategy funds and other assets that cannot be classified into any of the aforementioned categories. We use asset allocation principles to build multi-asset portfolios and multi or single family office accounts. As of December 31, 2019, the total AUM related to our multi-strategy and family office businesses had increased by 31.3% year-over-year, to RMB8.8 billion (US$1.3 billion).

Being an innovator in the industry, Gopher Asset Management is China’s first market-oriented fund of fund catering to the diversification demands of high net worth individuals, the first fund of hedge fund, and the first secondary private equity fund of fund in China. Its investment philosophy focuses on identifying and capturing opportunities from emerging trends in the market, evaluating a wide range of assets and investment opportunities from numerous product providers, and constructing investment portfolios through vigorous due diligence process. As of December 31, 2019, Gopher Asset Management had invested in more than 210 funds managed by third parties, and directly or indirectly through these funds, invested in more than 4,900 underlying companies, many of which had achieved substantial growth. We have built a proprietary system that tracks the profiles and performance of all invested funds and underlying projects and consolidates such information in our internal database. This enables us to understand investment trends and develop the corresponding strategies in an innovative way.

Our asset management business has historically focused primarily on investments in funds of funds, whereby we established a fund vehicle, acting as the general partner or manager and investing a small amount of capital (as is customary in the industry), and raising capital from third party investors. We then direct that fund vehicle to invest in one or more underlying funds which are managed by third parties. In recent years, we have focused on developing our co-investment (whereby we invest in assets alongside the underlying funds) and direct investment capabilities, and we expect such investments to increase in the future. Our direct investment and co-investment projects are comprised of onshore and offshore investments in diversified areas including the following sectors: TMT, financial services, healthcare and industries focusing on Chinese consumers upgrading their lifestyles.

In 2019, Gopher also won the bid for an angel FOF project, also named “Gopher Xiangjiang Project” out of seven bidders. The Xiangjiang New District in Hunan province in China is expected to contribute a total of RMB1 billion (RMB 100 million in the first phase) to build up the Xiangjiang New District. Total fund size is expected to be RMB 2.5 billion to RMB3 billion.

In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform to identify and source non-RMB-denominated financial products for onshore and offshore Chinese high net worth individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on US real estate investments. As of December 31, 2019, the offshore AUM of Gopher Asset Management reached RMB24.8 billion (US$3.6 billion), representing 14.6% of the total AUM for our asset management.

Historically, the majority of the funds managed by Gopher Asset Management were distributed through our wealth management business. Over the years, Gopher Asset Management has been building its own fund raising team targeting institutional investors and family offices, while expanding its distribution channel to other financial institutions such as banks and securities firms.

Revenue Model

We generate revenues from our asset management business primarily in the form of (1) recurring service fees mainly consisting of management fees paid by clients and (2) performance-based income from funds for which we serve as the fund managers.

Given that over 60% of Gopher Asset Management’s AUM as of December 31, 2019 came from private equity investments which generally have a long duration with no redemption requirement, we believe that the recurring service fees we earn are relatively predictable and sustainable. We are also entitled to receive performance-based income for these investments and most of the performance-based income is typically calculated and distributed when the cumulative return of the fund can be determined. Such income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.

Business Environment & Competition

Business Environment

China has experienced a dramatic boost in the asset management industry in terms of scale and client sophistication driven by both institutional and individual clients. According to the AMAC statistics, the size of China’s asset management industry has experienced a CAGR of 15% from 2007 to 2018. According to the China Financial Stability Report of 2019 published by the PBOC, as of March 31, 2019, the total AUM of the asset management industry in China had exceeded RMB79.3 trillion (assets which are held through multiple tiers of asset managers are counted only once), which was comprised of products managed by banks (RMB21.4 trillion), trust companies (RMB19.0 trillion), mutual fund companies (RMB13.9 trillion), securities companies (RMB21.1 trillion), insurance companies (RMB2.6 trillion), and other fund companies (RMB1.3 trillion). We estimate that our current market share is less than 1%, and we expect to remain as a leading asset manager in this market with multi-asset classes under management and strong asset allocation capabilities.

Competitors

The asset management business is intensely competitive, and a number of private and mutual fund management companies, securities companies and other fund managers have emerged in the asset management market in China in recent years. We expect that competition will continue to intensify and believe that we are well positioned for industry consolidation.

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

Competitive Advantages

The competitive advantages of our asset management business include the following:

●	Outstanding performance. Gopher Asset Management has achieved strong performance since its inception. For the private equity investments, amongst all the companies that we invested in directly or indirectly, over 214 companies have successfully become listed companies and approximately 90 are believed to have grown into unicorn companies with a valuation over US$1.0 billion. For the secondary market equity investments, Gopher Asset Management’s fund-of-funds products have also been favored by institutional investors for their steady return and lower drawdown, with its leading FOF fund’s annualized return outperforming benchmarks by 3.9%, its MOM fund’s annualized return outperforming the CSI 300 Index by 10.1%, and the Quantitative FOF’s annualized return outperforming benchmark by 6.7% as of December 31, 2019.
●	Diversified investments strategies. Gopher Asset Management has been a leading fund-of-fund manager in multi-asset classes in China. With deep expertise in directly or indirectly investing in private equity/venture capital, real estate, public securities, credit, and other areas denominated in RMB, USD and other currencies, we are dedicated to understanding and serving the demands of high net worth individuals and families, and help them with asset allocation and wealth appreciation. Moreover, we seek to minimize volatility of the performance of our investments by investing in a wide range of asset classes and investment structures which enhances our ability to achieve a more sustainable revenue stream under various economic circumstances.

●	Long-term relationships with leading fund managers. As one of the largest market-oriented funds of funds managers in China, we monitor the performance of and cooperate closely with most of the high-profile private fund managers in China. Since inception, Gopher Asset Management has invested in over 210 funds and over 4,900 companies directly or indirectly through fund-of-fund vehicles. Gopher Asset Management has established a systematic screening system for both fund managers and portfolio investments, including rigorous financial, legal and market due diligence and analysis, as well as post-investment monitoring to track the performance of funds we manage and to establish a long-term relationship with the fund managers whose funds we invested in. We have also accumulated a broad database of investment areas identified for further exploitation, including seeding emerging funds established by ex-partners of well-known funds and searching potential co-investment and direct investment opportunities. In response to our clients’ increasing demand for overseas investment opportunities, we have been increasing the collaborations with overseas partners and the number of overseas funds and funds-of-funds we offer.
●	Inter-disciplinary, seasoned investment team. Since its inception, Gopher Asset Management has focused on assembling a highly seasoned team of investment professionals with extensive experience in private equity, real estate, quantitative hedging, cross-border investment and family office management. This team has a strong academic and work background, with average work experience in the asset management industry of more than eight years. More than 98% of its employees had a bachelor degree, and 59% of employees had a master degree or above as of December 31, 2019. This team provides us with a key competitive strength in the industry.
●	Reputation. Gopher Asset Management received numerous awards in 2019, including Best Wealth Manager in China, Discretionary and Segregated Portfolio Management awards by Asian Private Banker, the Best Wealth Manager for FOFs award by Asiamoney, China Multi-asset Strategy (three years) and Global Multi-asset Strategy (three years) in Professional Investment 2019 by Insights and Mandate. It was also on CV Info’s 2019 Annual Lists in three categories: the Top 20 Chinese FoFs that GPs Highly Regard, the Best Chinese FoFs, and Top 20 Chinese LPs for VCs.

Lending and other businesses

In addition to our wealth management and asset management businesses, we also provide lending and other services. Starting from 2019, this segment mainly includes lending services.

Lending services

Started in August 2013, our lending services subsidiary, Rongyitong, utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers often with collateral such as financial products distributed by Noah or physical assets, with a typical loan-to-value ratio of below 70%. After loan origination, most of the loan assets will be securitized and transferred, and Rongyitong, as the service agent, does not assume any credit risk. During the year ended December 31, 2019, Rongyitong originated RMB6.8 billion (US$1.0 billion) in loans, with an average loan size of over RMB1.5 million (US$0.2 million) and average loan duration of nine months.

It has established an online SAAS (Software as a Service) platform and independent risk management system to provide risk assessments based on a borrower’s credit rating as well as the ongoing management of collateralized assets. The lending service serves as a value-added service that we provide to our high net worth clients to broaden and deepen client relationships.

Revenue Model

We generate revenues primarily from our lending services.

Product Providers

We have established extensive business relationships with reputable third-party private fund product providers and mutual funds product providers both in China and globally, in connection with our distribution of financial products. Product providers as typically the issuers of financial products. The product providers with which we partner encompass a variety of institutions and companies, mainly including private equity/venture capital firms and public securities fund managers, real estate fund managers/developers, and securities investment fund managers. We also distribute our own funds, funds of funds and other investment products which are originated, developed and managed by us. Gopher Asset Management serves as the general partner or manager of these funds.

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

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance (“ESG”) matters and taken actions in our day-to-day operations and investment services. Since 2014, we have been voluntarily releasing a Corporate Social Responsibility (“CSR”) Report on an annual basis.

We actively work to promote our growth and operations in a sustainable and responsible manner and aim to become a company built on sustainable development and responsible strategies, aligned with our core corporate values—client-centricity, integrity, professionalism, embracing changes, self-improvement, and passion. We updated our corporate mission in 2018 as “enriching life with wealth and wisdom” and envision ourselves to become a trustworthy partner by developing a deep understanding of clients through the pursuit of professionalism and excellence. We have been continuously investing in training and education programs, developing specific programs like Noah Momentum and E-learning courses for employees and clients.

Our 2018-2019 Noah Holdings Limited Sustainability Report was released in June 2019, prepared in accordance with Global Reporting Initiative (GRI) G4 Core Option and Standard AA1000 (2008). The Report highlighted our efforts in ESG matters during the period, including environmental protection, pollution reduction, caring for employees’ physical and psychological wellness, enhancement of professional skills, risk management, anti-money laundry integrity education, green innovation, investor education, sustainable management and other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

As of December 31, 2019, we, our employees and clients had donated 500,000 saxaul trees that have been planted in Tengger Desert in China, and organized 193 series of Noah Care courses covering topic of happiness, well-being, and psychological health, which have been attended by more than 20,000 people, and indirectly read or viewed by 100,000 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non-resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

To help combat COVID-19, our employees and clients have donated over 40,000 facial masks, RMB1 million, over 900 kilograms of disinfector and some protective suits for hospitals in Hubei, Beijing, Shanghai, Guangzhou, Sichuan, Jiangsu and Zhejiang, China through a number of non-profit organizations.

We are also committed to reduce the carbon emission in daily office operations. There are also breastfeeding rooms in our office buildings.

In addition, our senior management members’ KPIs have incorporated environment, social and governance indicators.

We are working on building up a dedicated Noah ESG website and liaising with more financial institutions in China utilizing our extensive network and leadership vision to promote ESG awareness and efforts in the industry.

IT Infrastructure

We have developed our integrated IT infrastructure that provides technology support to all aspects of our business, covering market research, portfolio management, product lifecycle management, sales planning, and marketing strategies. In addition, we provide technology-oriented client service solutions which help us offer advanced customer support and interactive services for our clients. As data is the core of the financial services industry, we focus on the research and development of technologies to collect and utilize big data. For risk management, we have integrated technology that analyzes tens of millions of data points monthly in order to assess and manage risks in our business. We coordinate cross-company data analysis to create a complete customer profile to help relationship managers better understand the behavior and demands of their clients. We have also invested in ChatBot, a software tool that enhances verbal and textual conversations with our client and relationship managers, for our call center to provide better services for our clients 7x24. In the area of investment strategies and client retention, we are exploring artificial intelligence empowered algorithms to better exploit the market opportunities and client behaviors, and it has been producing promising results.

Intellectual Property

We believe the protection of our brand, trade names, domain names, trademarks, trade secrets, patents, and other intellectual property rights is critical to our business. It also distinguishes the products we distribute and the services we provide from those of our competitors and contributes to our competitive advantage in both wealth management and asset management industries. We rely on a combination of copyright, trade secret, trademark and competition laws and contractual arrangements to protect our intellectual property rights. We enter into confidentiality agreements and non-compete covenants with all of our employees and our third-party financial product providers. As of December 31, 2019, we had 495 registered trademarks (429 registered trademarks in mainland China and 66 registered trademarks in Hong Kong, Taiwan, U.S., Europe, Singapore, Canada, India and Australia), 79 registered top level domain names, and 137 issued patents in China. “”, our company’s name “Noah Wealth Management” in Chinese, and “”, our asset management subsidiary’s name “Gopher” in Chinese, have both been recognized as well-known trademarks in China by the Trademark Office under the State Administration for Industry and Commerce in 2018.

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

Legal Proceedings

In connection with certain credit funds managed by an affiliate of Gopher Shanghai, providing supply chain financing involving companies related to Camsing International Holding Limited, which were later suspected to commit fraudulent activities, Gopher Shanghai has received notices from a court and an arbitration tribunal in 2020 concerning claims initiated by individual clients against Gopher Shanghai as the fund manager.

Although Gopher Shanghai was not involved in any of the suspected fraudulent activities, we have been proactively assessing the potential legal risks and implications associated with this claim, which is currently at a preliminary stage, and other potential legal proceedings, to protect the best interests of us and our shareholders.

Other than the matters mentioned above, we are currently not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulations, which may result in regulatory proceedings against us, See “Item 3D. Risk Factors” above.

Regulations

We mainly conduct our wealth management, asset management, and lending and other services and businesses in China, Hong Kong and United States. In China, we are subject to relevant regulations enforced by the CSRC, AMAC, PBOC, MOFCOM and other regulators. Our Hong Kong subsidiaries’ operations are under the supervision of the Hong Kong SFC and the Insurance Authority. Our US subsidiaries’ operations are subject to US federal and state law and supervision by, among others, the SEC.

The laws and regulations in the PRC that have material effects on our business can be categorized as follows:

●	Regulations on foreign investment;
●	Regulations on private funds and fund distribution;
●	Regulations on lending and other services and businesses, including small loans, financial services, insurance brokerage, financial leasing and factoring;
●	Regulations with regard to daily operation, including VATS, cyber security, Internet privacy, tax, labor issues, foreign exchange control; and
●	Regulations relating to our current corporate structure, including dividend distribution, offshore investment by PRC residents and stock incentive plans.

This section sets forth a summary of the significant rules and regulations that affect our business activities in China and Hong Kong as well as certain newly enacted laws that may have material impact on our business including those in other legal jurisdiction.

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Catalog for the Guidance of Foreign Investment Industry (the “Guidance Catalog”), which was promulgated and is amended from time to time by the MOFCOM and the NDRC, the Old FIE Laws, and their respective implementation rules and ancillary regulations. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited” Industries not listed in the Guidance Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Under the Guidance Catalog, certain ownership requirements, requirements for senior executives and other special management measures shall apply to foreign investors with regard to the access of foreign investments in certain restricted categories, and foreign investors shall not engage in any business falls into the prohibited categories.

On June 30, 2019, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List, which became effective on July 30, 2019, to amend and supplement the Guidance Catalog and replace the previous negative list thereunder. Under the 2019 Negative List, foreign investment in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers, should not exceed 50% of the total equity interests. Any foreign investor having investment in a value-added telecommunication service provider in China must have experience in providing VATS overseas and maintain a good track record. We act as the general partners of some funds which invest into other equity investment funds or companies. In order to comply with PRC regulatory restrictions on foreign investment in certain industries, the underlying fund manager or company will usually require that investors shall not be foreign-invested entities, or the foreign capital percentage shall be limited to a specific percentage ceiling.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Old FIE Laws. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, a foreign invested entity shall be treated no different than a domestic company, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in the “restricted” or “prohibited” industries will require clearance and other approvals before they can operate in such industries. However, it is unclear whether the “negative list” referenced in the Foreign Investment Law will differ from the 2019 Negative List.

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that foreign investors’ funds can be freely transferred out and into the territory of PRC, which run through the entire life cycle from the entry to the exit of foreign investment, and that a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises is to be established. If these protective rules and principles are so implemented via specific rules and regulations, it could mean that the restrictions on the injection of our funds into our PRC subsidiary and the distribution of the PRC subsidiary’s profits and dividends to us may further loosen. In addition, foreign investors and foreign-invested enterprises are subject to legal liabilities for failing to report their investment information in accordance with the requirements of the information reporting system to be further established. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that after the five-year grace period, foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the then current PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and State Administration for Market Regulation, or SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

We conduct our asset management business and our online wealth management service platform, which is considered value-added telecommunication services, in China principally through contractual arrangements among Noah Group, our PRC subsidiary, and Noah Investment, our variable interest entity in the PRC, and Noah Investment’s shareholders. In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

●	the ownership structures of our variable interest entity, Noah Investment, our PRC subsidiary, Noah Group, and Noah Holdings Limited, comply with all PRC laws and regulations currently in effect; and
●	the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have further been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, including the Foreign Investment Law, which became effective on January 1, 2020, and accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, the Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entity. Rather, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves room for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

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

On April 27, 2018, PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (the “Guidance Opinions on Asset Management”), which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. However, if there are no such laws and regulations addressing particular topics, then the Guidance Opinions on Asset Management applies. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. CBIRC has also issued specific implementation rules in the industries subject to its regulation. On October 19, 2019, NDRC, PBOC, the Ministry of Finance, CBIRC, CSRC and SAFE jointly released the Notice on Further Clarifying the Matters Concerning Regulating Asset Management Products for Financial Institutions to Invest in Venture Capital Funds and Government-funded Industry Investment Funds, specifying how Guidance Opinions on Asset Management applies to venture capital funds and government-funded industry investment funds. On December 23, 2019, AMAC updated the Notice for Private Fund Registration (“Private Fund Registration New Notice”), which has reflected certain provisions set forth in the Guidance Opinions on Asset Management, such as the prohibition of establishment of multiple private funds in order to contravene in disguise restrictions on the number of investors or other regulatory requirements and the requirement for leverage ratios in respect of the private funds.

On February 14, 2020, CSRC released the Decision on the Revision to the Administrative Measures for the Offering of Securities by Listed Companies, the Decision on the Revision to the Interim Measures for the Administration of the Offering of Securities by Companies Listed on ChiNext, the Decision on the Revision to the Implementing Rules for Private Placement of Shares by Listed Companies and the Supervision Q&A for Offering - Supervision Requirements for Guiding and Regulating Financing Acts of List Companies (the abovementioned rules, collectively, the “New Refinancing Rules”), relaxing the supervision requirements for refinancing by PRC listed companies and participation in private placement by investors. According to the New Refinancing Rules, the CSRC (i) shortens the lock period for transfer of the newly subscribed shares held by the subscribers; and (2) increases the offering price discount and the maximum amount of shares for private placement etc.. Private funds managed by Gopher investing in private placement of shares by listed companies might have more opportunities to participate in the private placement market and easier ways for exit.

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

The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds (the “Fund Raising Measures”) on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Raising Institutions (the “Investor Suitability Management Guidance”) on June 28, 2017 in consistent with the Administrative Measures of the Securities and Futures Investor Suitability by the CSRC, which both made significant changes to the fund raising procedures and sales institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new process such as “cooling-off period” and the “re-visit.”

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

On February 22, 2019, CSRC released the Measures for the Supervision and Administration of Agencies Engaged in the Sale of Publicly-offered Securities Investment Funds (Draft for Comment) (the “Draft Distribution Measure”), which provides that, among others, fund distribution institutions may engage in the distribution of other asset management products regulated by state financial and administrative authorities by obtaining approval or acknowledgement from such state financial regulatory and administrative authorities, and the independent fund distribution institutions shall not engage in distributions of asset management products other than funds and private asset management schemes of securities and futures operators in violation of laws and regulations, and such independent fund distribution institutions shall not engage in other businesses without the approval of CSRC. If the Draft Distribution Measure were enacted as proposed, it might have certain impact on Noah Upright’s distribution of private funds, public securities products such as standardized NAV-based bond funds, mutual funds, etc.. However, Gopher Asset Management’s direct distribution of the private funds under its management should not be affected by the Draft Distribution Measure if it were enacted as proposed.

On November 8, 2019, Supreme People's Court of the PRC (“SPC”) issued the Notice by the Supreme People's Court of Issuing the Minutes of the National Courts' Civil and Commercial Trial Work Conference (the “Conference Minutes”), which identifies the liability of sellers of financial products in respect of the trial of cases relating to disputes over protection of the rights and interests of financial consumers. According to the Conference Minutes, where an issuer or seller of a financial product fails to perform its suitability obligations, causing damages to any financial consumer in the course of purchasing the financial product, the financial consumer is entitled to compensations from either the issuer or the seller of the financial product, or, in accordance with Article 167 of the General Provisions of the Civil Law, from both the issuer and the seller. Further, the Conference Minutes also clearly states that if a financial service provider fails to follow the suitability principle, that is, to sell suitable products to suitable customers, causing damages to any financial consumer in participating in high-risk investment activities after providing its financial services, the financial consumer may request the financial service provider to assume its liability for compensations.

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

On October 10, 2008, People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Small Loan Company in Anhui, and on May 18, 2009, the Anhui Government promulgated the Interim Regulations on Small Loan Business of Anhui Province, and afterwards, the Finance Office of Anhui Province issued Opinions on Promoting the Standardized Development of Small Loan Companies across Anhui Province (collectively, the “Regulations on Small Loan Companies in Anhui”). According to the Regulations on Small Loan Companies in Anhui, it is not allowed for a small loan company to accept public deposits. The major sources of funds of a small loan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a small loan company, the shareholding percentage of the founding shareholder shall not exceed 20% in principle, and the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. In addition, the total amount of loans of the same borrower shall not exceed 5% of the registered capital of the small loan company. On October 24, 2011, Anhui Province government published Notice on Further Promoting the Regulation on Small Loan Company Development, which explicitly states that small loan companies cannot raise money through authorized loans, and cannot receives public deposits. On December 1, 2017, the Notice on Regulation and Renovation of the Cash Loan Business was promulgated and on December 8, 2017, the Implementation Plan for Renovation of the Risk of Online Small Loan Business for Small Loan Company was issued. The Notice on Regulation and Renovation of the Cash Loan Business and the Implementation Plan for Renovation of the Risk of Online Small Loan Business for Small Loan Company (collectively, the “Small Loan Renovation Plan”) set forth the requirements for cash loan or online loan making. The previous practice such as loan without prescribed usage, extensive borrowing from third party or public deposits to carry out lending business, transfer or sell of the credit assets through online platform or local exchange is expressly prohibited. In addition, the Notice on Regulation and Renovation of the Cash Loan Business prescribed that engaging credit asset transfer or ABS business through Internet finance is prohibited. Further, it provides that the capital from credit asset transfer or ABS business shall be counted together with capital from other financing methods of small loan company, and the total amount of capital shall not exceed the prescribed percentage of a small loan company’s net asset in the Small Loan Renovation Plan. On July 23, 2019, the Opinions on Illegal Lending, jointly promulgated by the SPC, the Supreme People’s Court, the Supreme People's Procuratorate, the Ministry of Public Security, and the Ministry of Justice, provides rules on the supervision of and punishment for illegal lending, including (i) regularly granting loans to the public for profits in violation of the provisions issued by the state, without the approval of the regulatory authorities, or beyond the scope of business, (ii) granting illegal loans as stipulated in (i) under circumstances where the annual interest rate of the loan exceeds 36%; and (iii) debt-collection by means of violence.

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

Regulation on Insurance Brokerage

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 as further amended in 2002, 2009, 2014 and 2015. The principal regulation governing insurance brokerages is the Provisions on the Regulation of Insurance Brokers (the “Insurance Broker Provisions”), promulgated by the CIRC on February 1, 2018. According to the Insurance Law and the Insurance Broker Provisions, insurance brokerage companies in China shall satisfy the criteria stipulated by CIRC and obtain the permit for insurance brokerage business. An insurance brokerage company may operate all or part of the following businesses: (1) drafting insurance plans for policyholders, selecting insurance companies and process insurance application formalities; (2) assisting insured parties or beneficiaries in making claims; (3) carrying out reinsurance brokerage businesses; (4) providing disaster prevention or loss prevention or risk evaluation and risk management advisory services to entrusting parties; and/or (5) any other insurance brokerage-related businesses approved by the CIRC. Insurance brokerage businesses undertaken by an insurance brokerage company shall not exceed the scope of business and geographical region for business of the underwriting insurance company.

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

Regulations on the Operation of Value-Added Telecom Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or VATS, and Internet information services (“ICP service”) are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of VATS must first obtain a value-added telecommunications business license (“VAT License”) from the MIIT or its provincial level counterparts. In 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in 2011 and 2016. According to these measures, a commercial ICP service operator must obtain an ICP License, one class of VAT licenses, from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas such as news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by other law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In 2017, the MIIT promulgated the new Administrative Measures on Telecommunications Business Operating Licenses, which set forth further specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

We established and published a corporate information security policy, and provide periodical training to our employees to ensure the compliance of the policy. Moreover, our IT security department has established systematic process management and software controls and privacy policy to protect the confidentiality of data provided to us or stored in our systems.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the EIT Implementation Rules which also became effective on January 1, 2008 and was further amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including FIEs unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Noah Holdings Limited or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2019, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed a PRC resident enterprise for enterprise income tax purposes. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market (“Circular 108”). Pursuant to Circular 108, with effect from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions established within China by overseas institutions that are connected to their affiliated Chinese institutions. On March 20, 2019, Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (“Circular 39”), which became effective on April 1, 2019. Under Circular 39, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets; (iii) taxpayers of manufacturing and living service industries shall be allowed to add an extra 10% based on the offsettable input VAT for the current period for deduction of the tax payable from April 1, 2019 to December 31, 2021.

Dividend Withholding Tax

Pursuant to the EIT Law and the EIT Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. We have evaluated whether Noah Holdings Limited is a PRC resident enterprise and we believe that Noah Holdings Limited was not a PRC resident enterprise for the year ended December 31, 2019. However, as there remains uncertainty regarding the interpretation and implementation of the EIT Law and the EIT Implementation Rules, it is uncertain whether, if Noah Holdings Limited will be deemed a PRC resident enterprise for the future years, any dividends distributed by Noah Holdings Limited to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Tax Arrangement”) where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% equity interests in a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT (“SAT Circular 60”) on August 28, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. Accordingly, Noah Insurance may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Rongyao Information Technology Co., Ltd. and Kunshan Noah Xingguang Investment Management Co., Ltd. respectively, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended (the “Exchange Rules”); and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) (the “Administration Rules”).

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

On March 30, 2015, SAFE issued SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC provided that such usage shall fall into the business scope of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with laws and regulations.

On February 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (“SAFE Circular 13”) which took effect on June 1, 2015. SAFE Circular 13 specifies that the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been canceled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

Regulations on Dividend Distribution

As the Foreign Investment Law came into effect on January 1, 2020 and replaced the Old FIE Laws. the principal regulations governing dividend distributions of wholly foreign-owned companies include the Company Law, the EIT Law, and its implementation rules.

Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

On February 13, 2015, the SAFE further enacted SAFE Circular 13 which took effect on June 1, 2015 and was further amended on December 30, 2019. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents or entities’ investment and financing in Special Purpose Vehicles pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws. We believe our management or shareholders who are PRC residents has fully complied with the obligation under SAFE Circular 37 and has completed the relevant registration. And the aforementioned regulations may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and affiliated entities in China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and significant affiliated PRC entities and certain of their subsidiaries:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Noah Upright Fund Distribution Co., Ltd. (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.)	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.)	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2011	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman Islands	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Noah Rongyitong (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
ARK Trust (Hong Kong) Limited	September 15, 2014	Hong Kong	100%
Noah (Shanghai) Financial Leasing Co., Ltd.	December 20, 2014	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Gopher CCM Limited	August 17, 2015	Cayman Islands	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Gopher International Investment Management (Shanghai) Co., Ltd.	November 14, 2016	PRC	100%
Noah Insurance Services LLC	February 10, 2017	USA	100%
Wuhu Noah Financial Services Co., Ltd.	July 26, 2017	PRC	100%
Joy Triple Star Holdings Limited	January 12, 2018	British Virgin Islands	100%
Elivisa Consulting Pte Limited	April 9, 2019	Singapore	100%

Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”) is a consolidated variable interest entity of us. Its significant subsidiaries as of December 31, 2019 include the following:

			Percentage
	Date of	Place of	of
	Incorporation	Incorporation	Ownership
Tianjin Gopher Asset Management Co., Ltd.	March 18, 2010	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	100%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%
Shanghai Mengkuan Asset Management Co., Ltd.	Mar 24, 2015	PRC	100%

Our corporate structure, for the purpose of reflecting Noah Holdings Limited and its relationship with its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as certain significant variable interest entity, is as follows:

Entities in mainland China
Entities outside mainland China
Noah Holdings Limited
Joy Triple Star Holdings Limited
Noah Insurance Services LLC
Gopher Capital GP Ltd.
Shanghai Noah Investment (Group) Co., Ltd.
Noah International (Hong Kong) Limited
Noah (Shanghai) Financial Leasing Co., Ltd
Gopher International Investment Management (Shanghai) Co., Ltd.
Gopher CCM Limited
Elvisa Consulting Pte Limited
VIE
Shanghai Noah Financial Services Corp. (93.58%) 1
Shanghai Noah Investment Management Co., Ltd 2
Noah Holdings (Hong Kong) Limited
Noah insurance (Hong Kong) Limited
Ark Trust (Hong Kong) Limited
Shanghai Mengkuan Asset Management Co., Ltd
Gopher Asset Management Co., Ltd
Kunshan Noah Xingguang Investment Management Co., Ltd.
Shanghai Rongyao Information Technology Co., Ltd.
Wuhu Gopher Asset Management Co., Ltd
Gopher Nuobao (Shanghai) Asset Management Co., Ltd
Shanghai Gopher Asset Management Co., Ltd (80%) 1
Tianjin Gopher Asset Management Co., Ltd
Noah Rongyitong (Wuhu) Microfinance Co., Ltd. (35%) 3
Kunshan Noah Rongyao Investment Management Co., Ltd.
Shanghai Noah Chuangying Enterprise Management Co., Ltd.
Noah Upright Fund Distribution Co., Ltd.
Zigong Noah Financial Service Co., Ltd.
Wuhu Noah Financial Services Co., Ltd.

Note:

(1)	Unless otherwise stated, the significant subsidiaries in the chart are 100% owned by the Company. This table includes only our significant operating subsidiaries and omits certain intermediate holding companies.
(2)	The shareholders of Noah Investment include Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He and Qianghua Yan.
(3)	Noah Rongyitong (Wuhu) Microfinance Co., Ltd is 35% owned by Shanghai Noah Investment (Group) Co., Ltd. and the remaining equity interest is owned by other Noah subsidiaries.

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

●	the ownership structures of our variable interest entity, Noah Investment, our PRC subsidiary, Noah Group, and Noah Holdings Limited comply with all PRC laws and regulations currently in effect; and
●	the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. For example, substantial uncertainties exist as to how the newly enacted Foreign Investment Law or its implementation rules may impact the viability of our current corporate structure in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.” It is uncertain whether any other new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. We have been further advised by our PRC legal counsel that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law, the M&A Rules and the Telecommunications Regulations, the Provisions on the Regulation of Insurance Brokers and the relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities, such as MOFCOM, MIIT, CSRC, AMAC, CBIRC or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the relevant contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity and enforceability of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”.

D.	Property, Plants and Equipment

Our principal executive offices are located in leased office space at Building 2, 1687 Changyang Road, Yangpu District, Shanghai and Building C and F, 32 Qinhuangdao Road, Yangpu District, Shanghai, which occupy approximately a total of 23,263 square meters. As of December 31, 2019, we also leased offices in Hong Kong, Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore, as well as leased offices for our 292 service centers across China. We own 2,193 square meters of a commercial building in Suzhou, Jiangsu for our Suzhou office. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Overview

We derive revenues from three business segments: wealth management, asset management and lending and other businesses. We primarily generate four types of revenues: (i) one-time commissions derived from the distribution of financial products, paid by our clients and product providers, based on the value of the financial products purchased by our clients; (ii) recurring service fees paid by our product providers or clients, based on the value or net asset value of the financial products purchased by our clients; (iii) performance-based income from certain types of financial products, based on the performance or realized net returns of the financial products; and (iv) other service fees, primarily including (a) revenues from comprehensive financial services we provide, especially the revenues of our investor education subsidiary, Enoch Education; (b) revenues from lending and other businesses, especially our lending services business; and (c) other services including financial leasing, family trust and payment technology services.

Our revenues and profits have been growing steadily in recent years. Our net revenues increased from RMB2,826.9 million in 2017 to RMB3,289.6 million in 2018, and further to RMB3,391.8 million (US$487.2 million) in 2019. We recorded net income attributable to our shareholders of RMB762.9 million in 2017, RMB811.3 million in 2018 and RMB829.2 million (US$119.1 million) in 2019, respectively.

We recorded adjusted net income attributable to Noah shareholders, a non-GAAP financial measure, of RMB837.4 million in 2017, RMB1,010.8 million in 2018 and RMB1,038.2 million (US$149.1 million) in 2019, respectively. Adjusted net income attributable to Noah shareholders excludes the income statement effects of all forms of share-based compensation expenses and fair value changes of equity securities (unrealized), adjusting for sale of equity securities and net of relevant tax impact. The reconciliation of adjusted net income attributable to Noah shareholders from net income attributable to Noah shareholders amounted to RMB74.5 million in 2017, RMB199.5 million in 2018 and RMB209.1 million (US$30.0 million) in 2019, respectively. For a reconciliation of adjusted net income attributable to Noah shareholders to net income attributable to Noah shareholders, please see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of GAAP to Non-GAAP Results”.

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

Our financial condition and results of operations are more directly affected by factors specific to our company, primarily including the following:

●	number of clients;
●	transaction value;
●	assets under management; and
●	operating metrics of lending and other businesses.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients we serve and the average AUA of clients. For our wealth management business, we closely monitor the numbers of both our registered clients and active clients as key operating metrics. For our asset management business, the majority of the AUM is sourced from our wealth management distribution channel, so the number of clients will also have an influence on this segment.

As of December 31, 2019, we had 293,760 registered clients, compared with 260,285 registered clients as of December 31, 2018 and 186,918 registered clients as of December 31, 2017. We assign each of our registered clients a relationship manager, and the number of new clients we may acquire is affected by the breadth of our coverage network. Leveraging our broad coverage network, we expect to increase our capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Active clients for our wealth management business refer to our registered clients who have purchased financial products distributed or provided by us during a given period. The number of active clients in the year ended December 31, 2019 was 14,538, compared to 13,628 in the year ended December 31, 2018 and 12,720 in the year ended December 31, 2017. As we are shifting our product offering from single counterparty private debt products to standardized products, to accurately reflect the correlation of active clients and the total value of products we distribute, the number of mutual funds clients should also be counted in as a factor affecting our transaction volume and revenue growth. Including mutual funds clients, the total number of clients who made active transactions with us reached 35,213 in 2019, up 27.7% from 27,573 in 2018.

Although we do not generate revenue from registered clients who have never been active clients and mutual funds clients, the number of our registered clients is a key factor affecting our results of operations because with an increasing number of registered clients, we have an increased opportunity to convert more registered clients into active clients and mutual funds clients.

Transaction Value

Transaction value refers to the aggregate value of the financial products we distribute through our wealth management business in a given period, which in turn affects the amount of our revenues, primarily one-time commissions and recurring service fees. Our total transaction value in 2019 was RMB78.5 billion (US$11.3 billion), compared with RMB110.0 billion in 2018 and RMB117.4 billion in 2017.

For our wealth management businesses, we provide to our clients four types of products that are originated and distributed in and outside of the PRC:

●	Credit products, mainly including (i) consumer financing products, (ii) supply chain financing products, (iii) auto-financing products and (iv) other private credit products, including private corporate credit products, mezzanine financing products linked to corporate merger and acquisitions and buyouts, among others, all of which provide investors with prospective fixed rates of return, which is not guaranteed under PRC laws. We have, however, ceased the offering of single counterparty private credit products since the third quarter of 2019;
●	Private equity and venture capital products, including investments in (i) various private equity and venture capital funds sponsored by third party domestic and international asset/fund management firms, (ii) real estate equity funds, and (iii) private equity and venture capital funds managed by Gopher Asset Management, including funds of funds, secondary funds and direct investment funds;
●	Public securities products, the underlying assets of which are investments in publicly listed securities and bonds in the secondary market; and
●	Other products, including insurance products and other products we distribute or provide or manage but cannot be classified into any of the aforementioned product categories.

The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For most insurance products, we are merely entitled to a one-time commission received upon the completion of the transaction; whereas for private equity and public securities funds, apart from one-time commissions, we are also entitled to recurring service fees shared by fund managers over the duration of the investment in the products, and, in some cases, performance-based income shared by fund managers when realized.

Assets under Management

Assets under management determine the recurring service fees and performance-based income that we are able to collect over the life cycle of the financial products managed by us. As of December 31, 2019, the AUM of our asset management business was RMB170.2 billion (US$24.5 billion), up 0.6% compared with RMB169.2 billion as of December 31, 2018 and RMB148.3 billion as of December 31, 2017.

For our asset management business, Gopher Asset Management develops and manages alternative investments with underlying assets in China and overseas, denominated in both Renminbi and foreign currencies. Historically it developed and managed principally funds of funds which invest in sub-funds managed by third parties; but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher Asset Management focuses on the following categories of investments across different types of asset classes:

●	Private equity and venture capital investments, including investments in the leading private equity and venture capital funds in China and overseas through funds of funds and secondary funds, as well as direct investments in companies and projects in the new economy sectors;
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments;
●	Public securities, mainly including secondary market equity and bond funds of funds and manager-of-manager investments which are sub-advised by outside fund managers, as well as direct investments in listed companies;
●	Credit investments, including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products, We have started to cease these investments since the third quarter in 2019; and
●	Other investments, including multi-strategy funds and other assets that cannot be classified into any of the aforementioned categories.

Gopher Asset Management is entitled to receive recurring service fees for all the funds and funds of funds it manages. As of December 31, 2019, 61.6% of our total AUM came from investments in private equity funds with relatively long durations, and the recurring service fees could last as long as 10 years for each investment. Also as of December 31, 2019, 60.0% of the AUM we managed was subject to performance-based fees.

Operating Metrics of Lending and Other Businesses

Our lending and other businesses segment is mainly operated through three subsidiaries with different business models, as mention in “Item 4. Information on the company—B. Business Overview—Business Segments—Lending and other Businesses”. Important operating metrics include the loan volume and the number of borrowers for our lending services business. Our lending and other businesses segment represented 8.5% of our total net revenues for the year ended December 31, 2019.

Results of Operations

Wealth Management

Our wealth management business offers financial products and provides comprehensive financial services to high net worth clients in China and overseas. We primarily distribute credit products, private equity products, public securities products and insurance products. Through our rigorous product selection and risk management processes, we screen products and services from a wide array of providers. From our inception in 2005 to December 31, 2019, the transaction value of the financial products we distributed amounted to RMB686.7 billion (US$98.6 billion) in aggregate.

Transaction Value

The table below sets out the aggregate transaction value of the different types of financial products that we distributed during the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB in		RMB in		RMB in	US$ in
	millions	%	millions	%	millions	millions	%
Product type
Credit products	71,759	61.1	75,498	68.6	34,316	4,929	43.7%
Private equity products	34,261	29.2	18,864	17.1	14,279	2,051	18.2%
Public securities products [1]	10,754	9.2	13,605	12.4	26,378	3,789	33.6%
Other products	598	0.5	2,062	1.9	3,551	510	4.5%
All products	117,371	100.0	110,029	100.0	78,524	11,279	100.0%
[1]

“Public securities products” refer to the financial products that are based on publicly traded securities, including stocks and bonds. This was previously referred to as “secondary market equity” financial products. Starting in January 2019, we counted the transaction value of mutual fund products in our total transaction value.

Over the last three years, our product mix has evolved due to the economic and market cycles in China and changing risk appetite among our high net worth clients. For example, our clients’ interest in equity-related products, including private equity and secondary market equity products, were generally high in 2015 when China’s stock markets were performing strongly. Since 2016, the capital in China has remained volatile, and investment risks have increased sharply in all asset classes, thus the demand for credit products remained strong in 2016, 2017 and 2018. From the third quarter of 2019, we have ceased the offering of single counterparty credit products to standardized products in response to changing regulatory and market environment. As a multi-asset allocator for alternative investments, we provide our clients with tailor-made investment solutions and opportunities catering to their risk-return profiles for these different market environments.

Number of Active Clients and Average Transaction Value per Active Client

The table below sets forth the number of active clients who have purchased financial products during the periods indicated and the average transaction value per active client calculated by dividing the total transaction value by the number of active clients for the periods indicated:

				Average
	Number of	Number of	Total	Transaction
	Mutual Funds	Active	Transaction	Value per Active
	Clients for	Clients for	Value for Years	Client for Years
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
			(RMB in millions)	(RMB in millions)
2017	—	12,720	117,371	9.23
2018	13,945	13,628	110,029	8.07
2019	20,675	14,538	78,524	5.40

The number of active clients has grown steadily over the last three years due to our consistent client management endeavors. Counting in mutual funds clients, the total number of clients who made active transactions with us reached 35,213 in 2019, up 27.7% from 27,573 in 2018. Average transaction value per active client decreased in 2019 primarily due to the fact that we ceased the offering of single-counterparty non-standardized private credit products. As we strive to manage more of our clients’ total investable assets, at the same time, we continue to convert more registered clients into active clients in order to maintain our leading market position.

Coverage Network

As of December 31, 2019, our extensive coverage network consisted of 292 service centers covering 82 cities in China, which receive operational support from 11 regional centers and our headquarters in Shanghai. Our branch network covers the most developed metropolitan regions as well as cities experiencing rapid development with a strong private sector in China, where high net worth populations and private companies looking for investment opportunities are typically concentrated. We have also expanded our overseas wealth management business with offices now in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore.

We have relied on, and expect to continue to rely on our broad coverage network. We believe our corporate culture is one of our competitive strengths, and in order to preserve this, our relationship managers are recruited as full-time employees rather than external agents. Our relationship managers act as asset allocation financial advisors and maintain relationships with clients through both in-person meetings and our various self-developed mobile applications, as well as customized client events we organize each year. We place a significant emphasis on recruiting, training and motivating our relationship managers. As of December 31, 2019, we had 1,288 relationship managers nationwide, compared with 1,583 as of December 31, 2018 and 1,335 as of December 31, 2017, as a result of the mechanism of survival of the fittest in an effort to upgrade the sales force. The turnover ratio of our elite relationship managers (relationship managers who have a completed transaction value of over RMB50 million per quarter or over RMB200 million per annum) has been kept low over the years, and was 4.1% in 2019, compared with 4.6% in 2018 and 3.6% in 2017.

Asset Management

Our asset management business is conducted through Gopher Asset Management, a leading alternative multi-asset manager in China. Gopher Asset Management’s AUM has been growing steadily over the past three years, increasing from RMB148.3 billion as of December 31, 2017 to RMB169.2 billion as of December 31, 2018 and further to RMB170.2 billion (US$24.5 billion) as of December 31, 2019. Moreover, long-duration private equity investments are representing an increasing portion of the total AUM, which we expect to help us receive more consistent revenues from recurring service fees. In addition, around 60% of our AUM can generate performance-based income depending on investment returns, which can be booked when underlying investments are exited and monetized.

The table below summarizes the roll-forward of our AUM and typical management fee rates chargeable by asset management segment for the last three years:

	Typical	As of				As of
	Management	December 31,		Funds	Funds	December 31,
	fee rates	2018		Inflow	Outflow	2019
	RMB in billions, except percentages
Product type
Private equity investments	0.6%-2.0%	100.2	59%	10.3	5.6	104.9	62%
Real estate investments	0.2%-2.3%	16.7	10%	7.2	6.3	17.6	10%
Public securities investments	0.4%-1.9%	6.2	4%	5.5	2.4	9.3	6%
Credit investment	0.2%-1.4%	39.4	23%	10.2	20.0	29.6	17%
Multi-strategies investments [1]	0.5%-1.1%	6.7	4%	3.4	1.3	8.8	5%
All products		169.2	100%	36.6	35.6	170.2	100%
[1]	“Multi-strategies investments” were referred to as “other investments” prior to 2019.

	Typical	As of				As of
	Management	December 31,		Funds	Funds	December 31,
	fee rates	2017		Inflow	Outflow	2018
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-2.0%	86.9	59%	15.8	2.4	100.2	59%
Real estate investments	0.2%-2.2%	11.6	8%	11.8	6.7	16.7	10%
Secondary market equity investments	0.5%-1.7%	6.2	4%	3.7	3.7	6.2	4%
Credit investments	0.2%-1.5%	40.0	27%	27.4	28.0	39.4	23%
Other investments	0.9%-1.1%	3.6	2%	3.1	0.1	6.7	4%
All products		148.3	100%	61.8	58.6	169.2	100%

	Typical	As of				As of
	Management	December 31,		Funds	Funds	December 31,
	fee rates	2016		Inflow	Outflow	2017
	RMB in billions, except percentages
Product type
Private equity investments	0.7%-1.8%	58.0	48%	30.3	1.4	86.9	59%
Real estate investments	0.2%-1.3%	23.2	19%	14.5	26.1	11.6	8%
Secondary market equity investments	0.5%-1.7%	8.3	7%	0.5	2.7	6.2	4%
Credit investments	0.2%-1.5%	27.8	23%	40.6	28.4	40.0	27%
Other investments	0.7%-1.8%	3.6	3%	0.1	0.1	3.6	2%
All products		120.9	100%	86.0	40.9	148.3	100%

Except for secondary market equity investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated. The opening balance, funds outflow and closing balance of the movements above corresponding with secondary market equity investments include the effect of market appreciation or depreciation.

Private equity investments as a percentage of total AUM grew from 58.6% in 2017 to 59.2% in 2018, and further to 61.6% in 2019, primarily due to the increasing demand for private equity investments as well as the accumulation effect for this strategy of fund investments with a long duration. We have also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients. For real estate investments, we have been strategically changing our investment strategy over the past few years, gradually shifting from residential real estate to commercial real estate, due to the evolving risks and reward profile of these investments. For example, Gopher raised a fund in 2014 to invest in a Grade A office building in Shanghai core area and named it as Gopher Center. The construction of the project was completed in 2016, and our own operating team has been handling property services and leasing for this building, with the latest occupancy rate exceeding 90%. We plan to further continue expanding our commercial real estate investments through equity investment and core and value-added funds strategies, and expect the AUM of our real estate investments to grow for the foreseeable future. From the third quarter of 2019, we ceased the offering of single-counterparty non-standardized credit products and transited to offer more standardized public securities, therefore there was a decrease of the percentage of credit products in our total AUM from 23.3% in 2018 to 17.4% in 2019, compared with 27.0% in 2017. Also, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. The AUM in investments denominated in non-RMB currencies amounted to RMB25.2 billion (US$3.6 billion) as of December 31, 2019, representing 14.8% of the total AUM, compared with RMB24.4 billion as of December 31, 2018.

Performance-based Income

We also generate performance-based income from the products we manage and offer to our asset management clients. The following table sets out the AUM with performance-based income for each of our product categories as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB in billions	RMB in billions	US$ in billions
Product type
Private equity investments	76.5	75.6	10.9
Real estate investments	7.0	9.3	1.3
Public securities investments	3.7	4.8	0.7
Credit investments	5.3	4.8	0.7
Multi-strategies investments	4.9	7.6	1.1
Total	97.4	102.1	14.7

As of December 31, 2019, the total AUM with performance-based income grew 2.1% compared with the end of 2018, which accounted for 60.0% of the total AUM of Gopher Asset Management. The growth of AUM with performance-based income was mainly due to the growth in the AUM of our public securities investments and real estate investments.

We are entitled to receive performance-based income relating to our private equity investments, which typically equals to 3%-5% of the fund of fund investment gains or 10-20% of the co-investment and direct investment gains exceeding certain performance-based thresholds. A typical performance-based threshold for our private equity investments is an annual return of 8%. We do not accrue unrealized performance-based income for private equity investments based on net asset value. Performance-based income will not be recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.

We are also entitled to receive performance-based income relating to our real estate equity investments, which typically equals to 10-20% of the investment gains when certain performance-based thresholds are exceeded.

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

We are entitled to receive performance-based income of our public securities investments when the relevant investee funds are open for redemption, make dividend payments or when the funds mature. We are typically entitled to share 4-5% of the investment gains exceeding certain performance-based thresholds, which is typically a 6% annual return of the principal or when the net asset value exceeds the previous highest net asset value. Performance-based income is recognized when performance-based income can be charged according to the relevant fund agreements, which is generally on a quarterly or semi-annual basis, based on the change of net asset value. Such performance-based income is not subject to clawback and therefore subsequent net asset value fluctuations have no impact on such income.

We are generally not entitled to receive performance-based income of our real estate credit investments and credit investments due to their nature. However, we have managed some net asset value-based credit portfolio funds in the asset class of credit investments, which provide active management of diversified underlying credit assets over a 2-8 year duration. As the manager of these credit portfolio funds, we are typically entitled to share 10-20% of the investment gains when the funds exceed a performance-based threshold of 6-8% annual returns.

We are entitled to receive performance-based income of multi-strategies investments. We are typically entitled to share 10% of the investment gains when certain performance-based thresholds are exceeded. A typical performance-based threshold is an annual return of 8%. Performance-based income is recognized after a three-year lock-up period, based on the change of net asset value of the fund, which is generally valued on an annual basis.

The following tables summarize the AUM with performance-based income for each of our product type and their liquidation dates as of December 31, 2018 and 2019 (on a historical basis):

	AUM with
	performance-	Expected liquidation date is
	based income	during the year
	as of	ended			after
	December 31,	December 31,			January 1,
	2019	2020	2021	2022	2022
	RMB in billions
Product type
Private equity investments	75.6	9.7	5.1	7.8	53.0
Real estate investments	9.3	2.0	0.2	4.3	2.8
Credit investments	4.8	2.4	0.1	1.2	1.1
Multi-strategies investments	7.6	0.1	—	0.2	7.3
Total	97.3	14.2	5.4	13.5	64.2

	AUM with
	performance-	Expected liquidation date is
	based income	during the year
	as of	ended			after
	December 31,	December 31,			January 1,
	2018	2019	2020	2021	2022
	RMB in billions
Product type
Private equity investments	76.5	4.6	6.7	5.1	60.2
Real estate investments	7.0	0.5	1.1	0.2	5.2
Credit investments	5.3	1.1	1.4	0.5	2.3
Multi-strategies investments	4.9	0.1	0.1	—	4.8
Total	93.7	6.2	9.2	5.8	72.5

We usually do not liquidate a fund prior to maturity. We will generally only liquidate a fund prior to maturity if (1) the underlying projects or investments end prior to liquidation, or (2) it is in the best interest of the fund investors to liquidate such fund prior to maturity.

Our public securities funds generating performance-based income are periodically available for redemption. The following table summarizes the different periods that our public securities funds opened for redemptions on fair value basis:

	As of December 31,
	2018	2019
	RMB in billions	RMB in billions	US$ in billions
Daily	0.2	0.1	—
Monthly	1.4	2.5	0.3
Quarterly	0.9	1.1	0.2
Semi-annually	—	—	—
Annually	—	—	—
As of maturity	1.2	1.1	0.2
Total	3.7	4.8	0.7

Lending and Other Businesses

The total amount of loans facilitated by our lending services subsidiaries for the year ended December 31, 2019 was RMB6.8 billion (US$1.0 billion), as compared with RMB13.6 billion for the year ended December 31, 2018, representing a year-over-year decrease of 50%. The number of borrowers for the year ended December 31, 2019 was 4,446, decreasing 50.5% from 8,984 for the corresponding period in 2018.

Key Financial Indicators

Revenues

We derive revenues from three business segments: wealth management, asset management and lending and other services. We generate revenues primarily from:

One-time commissions

●	for wealth management: we receive one-time commissions paid by our clients and product providers upon the establishment of a financial product;

Recurring service fees

●	for wealth management: we receive recurring service fees over the life cycle of the private equity products, public securities products, and certain credit products previously distributed by us to our clients, which are paid by our clients or product providers depending on the particular product;
●	for asset management: includes management fees over the life cycle of the funds managed by us, which are paid on a periodic basis and typically calculated as a percentage of the total investment amount or net asset value (for public securities funds) in the underlying funds;

Performance-based income represents revenues generated from financial products distributed, raised and/or managed by us, which are paid by our clients and/or product providers depending on the particular product;

Other service fees are derived from comprehensive financial services we provide and lending and other services segment:

●	for wealth management: revenues generated from Enoch Education, our investor education business, and other comprehensive financial services we provide;
●	for lending and other services: service fees paid by clients for the lending services and other services we provide.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses and (iv) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and back-office employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 2,969, 3,441 and 2,992 as of December 31, 2017, 2018 and 2019, respectively. In 2019, we took efforts to streamline our operational human resources to improve efficiency, which caused the headcounts decreased compared with 2018. We plan to closely monitor our headcounts to keep our operation efficiency. Meanwhile we will keep taking efforts to strengthen our investment capabilities.

Relationship Managers Compensation

In 2017, 2018 and 2019, we incurred relationship managers compensation of RMB616.1 million, RMB633.6 million and RMB625.0 million (US$89.8 million), respectively, representing 21.8%, 19.3% and 18.4% of our net revenues in the same periods, respectively. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers for our existing and new service centers and distribute more financial products.

Share-Based Compensation

Share-based compensation expenses include grants and vesting of stock options and restricted shares to our employees and directors. We adopted two share incentive plans in 2008 and 2010, and replaced both with a new share incentive plan in 2017. We expect to incur additional share-based compensation expenses relating to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees and directors.

Share-based compensation expenses were included in compensation and benefits for the years ended December 31, 2017, 2018 and 2019. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2017		2018		2019
	RMB’000%		RMB’000%		RMB’000%
Share options	51,054	1.8	45,973	1.4	40,533	1.2
Restricted shares	42,581	1.5	66,790	2.0	54,364	1.6
Total share-based compensation	93,635	3.3	112,763	3.4	94,897	2.8

Selling Expenses

Our selling expenses primarily include expenses associated with the operations of service centers, such as rental expenses, and expenses attributable to marketing activities. The number of our service centers in China was 237, 313 and 292 as of December 31, 2017, 2018 and 2019, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our group and regional headquarters and offices, depreciation expenses and consulting expenses, among others.

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

Our PRC subsidiaries and our consolidated variable interest entity are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in the PRC. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB19.1 million, RMB20.5 million and RMB21.4 million (US$3.1 million) were deducted from our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the EIT Implementation Rules, “de facto management bodies” are defined as the bodies that have full and substantial control and overall management over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

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

Affiliated companies are entities over which we have significant influence, but which we do not control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between us and our affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

We also consider we have significant influence over the funds that we serve as general partner or fund manager. For funds that we are not deemed the primary beneficiary of these funds, the equity method of accounting is accordingly used for investments by us in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investment assets at fair value. We record our equity pick-up based on our percentage ownership of the investee funds’ operating result.

In evaluating whether the limited partnership investment funds which we managed as general partner are variable interest entity or not, we first assess whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed a variable interest entity and no further analysis will be performed. If the limited partnership is assessed to be a variable interest entity, we further assess whether any interest it has constitutes a variable interest. We conclude that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests. Before 2015, all limited partnerships we managed as general partner had substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore were not deemed variable interest entity. Since 2015, some of the newly formed limited partnerships we manage as general partner do not have substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore constitute variable interest entity. As a result, such limited partnerships are deemed variable interest entity not consolidated by us due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the variable interest entity.

We determine whether we are a primary beneficiary of a variable interest entity when we initially involve with a variable interest entity and reconsider that conclusion when facts and circumstances change. As of December 31, 2018 and 2019, two investment funds were consolidated by us.

We also manage the contractual funds which we manage as fund manager and have earned a management fee and/or carried interest. The contractual funds are variable interest entity as the fund investors do not have substantive kick-out rights or participating rights. We sometimes invest in the contractual funds we manage for investment income. Such investments constitute variable interests to the contractual funds which are believed to be variable interest entity. We performed a qualitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the variable interest entity and concluded we are not the primary beneficiary.

We account for investments in affiliates using the equity method of accounting due to the fact that we have significant influence on these investees. We recorded investments in affiliates of RMB1,375.1 million and RMB1,272.3 million (US$182.7 million) as of December 31, 2018 and 2019, respectively, and income from equity in affiliates of RMB92.1 million, RMB14.5 million and RMB115.8 million (US$16.6 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

Revenue Recognition

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the years ended December 31, 2018 and 2019 were presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for such period.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of our revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on our financial position, results of operations, equity or cash flows as of the adoption date and for the years ended December 31, 2018 and 2019.

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

Other Service Fees: We mainly derived other service fees from lending services and investor education services. Revenue from lending services represents interest income from loan origination services, and is recognized monthly in accordance with our contractual terms and recorded as part of other service fees in the consolidated statement of operations. We do not charge prepayment penalties from our customers. We also provide investor education services, offering various types of training programs to high net worth individuals and their families. Such programs normally last several days. The service fees charged to the attendees are not refundable. The revenues are recognized at point of time when the service is completed.

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

	Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others[1]:
One-time commissions	541,025	733,009	690,860	99,236
Recurring service fees	605,092	593,856	524,692	75,367
Performance-based income	86,494	43,101	23,437	3,367
Other service fees	195,073	361,886	522,958	75,118
Total revenues from others	1,427,684	1,731,852	1,761,947	253,088
Revenues from funds Gopher manages[1]:
One-time commissions	561,059	294,984	240,808	34,590
Recurring service fees	802,761	1,182,693	1,320,773	189,717
Performance-based income	54,502	100,533	89,648	12,877
Total revenues from funds Gopher manages	1,418,322	1,578,210	1,651,229	237,184
Total Revenues	2,846,006	3,310,062	3,413,176	490,272
Less: VAT related surcharges	(19,098)	(20,454)	(21,364)	(3,069)
Net Revenues	2,826,908	3,289,608	3,391,812	487,203
Operating costs and expenses:
Compensation and benefits	(1,407,372)	(1,564,192)	(1,610,770)	(231,373)
Selling expenses	(320,462)	(412,720)	(331,346)	(47,595)
General and administrative expenses	(246,785)	(280,075)	(296,492)	(42,589)
Allowance for doubtful accounts	(2,093)	688	(130,723)	(18,777)
Other operating expenses	(147,318)	(169,368)	(196,793)	(28,268)
Government subsidies	74,156	62,583	89,278	12,824
Total operating costs and expenses	(2,049,874)	(2,363,084)	(2,476,846)	(355,778)
Income from operations:	777,034	926,524	914,966	131,425
Other income (expenses):
Interest income	45,020	69,841	89,099	12,798
Interest expenses	(24,128)	(10,028)	(430)	(62)
Investment income (loss)	67,343	48,616	(28,620)	(4,111)
Other income (expense)	3,542	(23,356)	(7,040)	(1,011)
Total other income	91,777	85,073	53,009	7,614
Income before taxes and income from equity in affiliates	868,811	1,011,597	967,975	139,039
Income tax expense	(199,085)	(222,320)	(220,025)	(31,605)
Income from equity in affiliates	92,136	14,469	115,809	16,635
Net income	761,862	803,746	863,759	124,069
Less: net (loss) income attributable to non-controlling interests	(13,745)	(7,551)	34,608	4,971
Less: income attributable to redeemable non-controlling interest of a subsidiary	6,483	—	—	—
Less: deemed dividend on non-controlling interest of a subsidiary	6,201	—	—	—
Net income attributable to Noah Holdings Limited shareholders	762,923	811,297	829,151	119,098

[1]	Starting from 2018, we have reported revenue streams in two categories—revenues from funds Gopher Asset Management manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. Our net revenues increased by 3.1% from RMB3,289.6 million for the year ended December 31, 2018 to RMB3,391.8 million (US$487.2 million) for the year ended December 31, 2019. The increase in net revenues was primarily due to increases in recurring service fees and other service fees partially offset by the decrease in one-time commissions.

Operating Costs and Expenses. Operating costs and expenses increased by 4.8% from RMB2,363.1 million for the year ended December 31, 2018 to RMB2,476.8 million (US$355.8 million) for the year ended December 31, 2019. The increase in operating costs and expenses was primarily driven by increased expenses related to compensation and benefits, as well as marketing and general and administrative expenses.

Other Income. Other income decreased by 37.7% from RMB85.1 million for the year ended December 31, 2018 to RMB53.0 million (US$7.6 million) for the year ended December 31, 2019. The decrease in other income was primarily driven by a decrease in investment income due to changes in the fair value of equity securities.

Income Tax Expense. Income tax expense decreased by 1.0% from RMB222.3 million for the year ended December 31, 2018 to RMB220.0 million (US$31.6 million) for the year ended December 31, 2019, primarily due to a decrease in taxable income offset in part by a higher effective tax rate.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders increased by 2.2% from RMB811.3 million for the year ended December 31, 2018 to RMB829.2 million (US$119.1 million) for the year ended December 31, 2019.

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

Income Tax Expense. Income tax expense increased by 11.7% from RMB199.1 million for the year ended December 31, 2017 to RMB222.3 million (US$32.3 million) for the year ended December 31, 2018, primarily due to an increase in taxable income partially offset by a lower effective tax rate.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders increased by 6.3% from RMB762.9 million for the year ended December 31, 2017 to RMB811.3 million (US$118.0 million) for the year ended December 31, 2018.

Wealth Management

	Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	539,938	731,424	688,652	98,919
Recurring service fees	577,544	571,782	520,013	74,695
Performance-based income	84,105	42,570	23,333	3,352
Other service fees	70,390	113,570	222,912	32,019
Total revenues from others	1,271,977	1,459,346	1,454,910	208,985
Revenues from funds Gopher manages:
One-time commissions	560,047	292,899	239,409	34,389
Recurring service fees	300,352	564,228	635,437	91,275
Performance-based income	9,019	1,739	97	14
Total revenues from funds Gopher manages	869,418	858,886	874,943	125,678
Total Revenues	2,141,395	2,318,212	2,329,853	334,663
Less: VAT related surcharges	(15,128)	(12,206)	(10,574)	(1,519)
Net Revenues	2,126,267	2,306,006	2,319,279	333,144
Operating costs and expenses:
Compensation and benefits	(1,074,920)	(1,165,750)	(1,232,380)	(177,020)
Selling expenses	(295,798)	(367,589)	(287,541)	(41,303)
General and administrative expenses	(146,122)	(164,802)	(194,908)	(27,997)
Provision of doubtful accounts	—	—	(121,572)	(17,463)
Other operating expenses	(77,490)	(54,291)	(103,846)	(14,917)
Government subsidies	49,008	53,620	58,704	8,432
Total operating costs and expenses	(1,545,322)	(1,698,812)	(1,881,543)	(270,268)
Income from operations:	580,945	607,194	437,736	62,876

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. For the wealth management business, our net revenues increased by 0.6% from RMB2,306.0 million for the year ended December 31, 2018 to RMB2,319.3 million (US$333.1 million) for the year ended December 31, 2019.

●	Net revenues from one-time commissions decreased by 9.3% from RMB1,018.9 million for the year ended December 31, 2018 to RMB923.8 million (US$132.7 million) for the year ended December 31, 2019, primarily due to a decline in the transaction value of financial products distributed.
●	Net revenues from recurring service fees increased by 1.8% from RMB1,130.0 million for the year ended December 31, 2018 to RMB1,150.2 million (US$165.2 million) for the year ended December 31, 2019. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by us.
●	Net revenues from performance-based income decreased to RMB23.3 million (US$3.4 million) for the year ended December 31, 2019 from RMB44.1 million for the year ended December 31, 2018, primarily due to a decrease in performance-based income from public securities products.
●	Net revenues from other service fees increased by 96.4% from RMB113.0 million for the year ended December 31, 2018 to RMB221.9 million (US$31.9 million) for the year ended December 31, 2019, primarily due to the growth of various value-added services we offer to our high net worth clients.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 10.8% from RMB1,698.8 million for the year ended December 31, 2018 to RMB1,881.5 million (US$270.3 million) for the year ended December 31, 2019.

●	Compensation and benefits include compensation for relationship managers and back office employees. Compensation and benefits increased by 5.7% from RMB1,165.8 million for the year ended December 31, 2018 to RMB1,232.4 million (US$177.0 million) for the year ended December 31, 2019. In 2019, relationship manager compensation decreased by 1.0% from 2018, while other compensation increased by 13.7% from 2018.
●	Selling expenses decreased by 21.8% from RMB367.6 million for the year ended December 31, 2018 to RMB287.5 million (US$41.3 million) for the year ended December 31, 2019, primarily due to a decrease in marketing initiatives.
●	General and administrative expenses increased by 18.3% from RMB164.8 million for the year ended December 31, 2018 to RMB194.9 million (US$28.0 million) for the year ended December 31, 2019, primarily due to increased legal expenses.
●	Provision for doubtful accounts was RMB121.6 million (US$17.5 million) for the year ended December 31, 2019, compared with nil for the year ended December 31, 2018. The majority of such provision were one-time write-off expense of receivables accounts related to certain credit fund product.
●	Other operating expenses increased by 91.3% from RMB54.3 million for the year ended December 31, 2018 to RMB103.8 million (US$14.9 million), primarily due to higher cost related to our other services.
●	Government subsidies increased by 9.5% from RMB53.6 million for the year ended December 31, 2018 to RMB58.7 million (US$8.4 million) for the year ended December 31, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. For the wealth management business, our net revenues increased by 8.5% from RMB2,126.3 million for the year ended December 31, 2017 to RMB2,306.0 million (US$335.4 million) for the year ended December 31, 2018.

●	Net revenues from one-time commissions decreased by 6.7% from RMB1,092.2 million for the year ended December 31, 2017 to RMB1,018.9 million (US$148.2 million) for the year ended December 31, 2018, primarily due to a decline in the transaction value of financial products.
●	Net revenues from recurring service fees increased by 29.6% from RMB871.7 million for the year ended December 31, 2017 to RMB1,130.0 million (US$164.4 million) for the year ended December 31, 2018. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by us.
●	Net revenues from performance-based income decreased to RMB44.1 million (US$6.4 million) for the year ended December 31, 2018 from RMB92.5 million for the year ended December 31, 2017, primarily due to a decrease in performance-based income from private equity products.
●	Net revenues from other service fees increased by 61.6% from RMB69.9 million for the year ended December 31, 2017 to RMB113.0 million (US$16.4 million) for the year ended December 31, 2018, primarily due to the growth of value-added financial services we provide.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 9.9% from RMB1,545.3 million for the year ended December 31, 2017 to RMB1,698.8 million (US$247.1 million) for the year ended December 31, 2018.

●	Compensation and benefits include compensation for relationship managers and back-office employees. Compensation and benefits increased by 8.4% from RMB1,074.9 million for the year ended December 31, 2017 to RMB1,165.8 million (US$169.5 million) for the year ended December 31, 2018. In 2018, relationship manager compensation increased by 3.2% from 2017, while other compensation increased by 15.4% from 2017.
●	Selling expenses increased by 24.3% from RMB295.8 million for the year ended December 31, 2017 to RMB367.6 million (US$53.5 million) for the year ended December 31, 2018, primarily due to an increase in marketing initiatives.
●	General and administrative expenses increased by 12.8% from RMB146.1 million for the year ended December 31, 2017 to RMB164.8 million (US$24.0 million) for the year ended December 31, 2018, primarily due to increased rental and related expenses and depreciation.
●	Other operating expenses for the year ended December 31, 2018 were RMB54.3 million (US$7.9 million), a decrease of 29.9% from 2017. The decrease was primarily due to lower cost related to our factoring business.
●	Government subsidies increased from RMB49.0 million for the year ended December 31, 2017 to RMB53.6 million (US$7.8 million) for the year ended December 31, 2018.

Asset Management

	Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	1,087	1,585	2,208	317
Recurring service fees	27,548	22,074	4,679	672
Performance-based income	2,389	531	104	15
Other service fees	10,712	8,225	4,274	614
Total revenues from others	41,736	32,415	11,265	1,618
Revenues from funds Gopher manages:
One-time commissions	1,012	2,085	1,399	201
Recurring service fees	502,409	618,465	685,336	98,442
Performance-based income	45,483	98,794	89,551	12,863
Total revenues from funds Gopher manages	548,904	719,344	776,286	111,506
Total Revenues	590,640	751,759	787,551	113,124
Less: VAT related surcharges	(2,599)	(3,228)	(3,971)	(570)
Net Revenues	588,041	748,531	783,580	112,554
Operating costs and expenses:
Compensation and benefits	(201,327)	(273,098)	(279,895)	(40,204)
Selling expenses	(9,271)	(22,200)	(26,661)	(3,830)
General and administrative expenses	(70,618)	(80,873)	(71,805)	(10,314)
Provision of doubtful accounts	—	—	(3,800)	(546)
Other operating expenses	(27,773)	(25,310)	(25,978)	(3,732)
Government subsidies	23,848	6,148	15,878	2,281
Total operating costs and expenses	(285,141)	(395,333)	(392,261)	(56,345)
Income from operations:	302,900	353,198	391,319	56,209

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. For the asset management business, our net revenues increased by 4.7% from RMB748.5 million for the year ended December 31, 2018 to RMB783.6 million (US$112.6 million) for the year ended December 31, 2019.

●	Net revenues from recurring service fees increased by 7.6% from RMB637.8 million for the year ended December 31, 2018 to RMB686.5 million (US$98.6 million) for the year ended December 31, 2019, mainly due to the increase in assets under management and service fees income generated from voluntary accelerated repayments of certain credit products in 2019.
●	Net revenues from performance-based income decreased by 9.8% from RMB98.9 million for the year ended December 31, 2018 to RMB89.2 million (US$12.8 million) for the year ended December 31, 2019, primarily due to a decrease in performance-based income from public securities products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 0.8% from RMB395.3 million for the year ended December 31, 2018 to RMB392.3 million (US$56.2 million) for the year ended December 31, 2019.

●	Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits increased by 2.5% from RMB273.1 million for the year ended December 31, 2018 to RMB279.9 million (US$40.2 million) for the year ended December 31, 2019.

●	Selling expenses increased by 20.1% from RMB22.2 million for the year ended December 31, 2018 to RMB26.7 million (US$3.8 million) for the year ended December 31, 2019, primarily due to increased marketing initiatives in 2019.
●	General and administrative expenses decreased by 11.2% from RMB80.9 million for the year ended December 31, 2018 to RMB71.8 million (US$10.3 million) for the year ended December 31, 2019, primarily due to our expenses controls imitated in 2019.
●	Government subsidies increased from RMB6.1 million in 2018 to RMB15.9 million (US$2.3 million) for the year ended December 31, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. For the asset management business, our net revenues increased by 27.3% from RMB588.0 million for the year ended December 31, 2017 to RMB748.5 million (US$108.9 million) for the year ended December 31, 2018.

●	Net revenues from recurring service fees increased by 20.9% from RMB527.6 million for the year ended December 31, 2017 to RMB637.8 million (US$92.8 million) for the year ended December 31, 2018, mainly due to the increase in assets under management.
●	Net revenues from performance-based income increased by 107.5% from RMB47.7 million for the year ended December 31, 2017 to RMB98.9 million (US$14.4 million) for the year ended December 31, 2018, primarily due to an increase in performance-based income from real estate and secondary market equity funds.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses increased by 38.7% from RMB285.1 million for the year ended December 31, 2017 to RMB395.3 million (US$57.5 million) for the year ended December 31, 2018.

●	Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits increased by 35.6% from RMB201.3 million for the year ended December 31, 2017 to RMB273.1 million (US$39.7 million) for the year ended December 31, 2018. The increase was primarily due to increases in number of employees.
●	Selling expenses decreased by 42.7% from RMB16.2 million for the year ended December 31, 2016 to RMB9.3 million for the year ended December 31, 2017, primarily due to a decrease in general marketing activities.
●	General and administrative expenses decreased by 8.5% from RMB77.2 million for the year ended December 31, 2016 to RMB70.6 million for the year ended December 31, 2017, primarily due to decreased consulting fees.
●	Government subsidies decreased from RMB83.9 million for the year ended December 31, 2016 to RMB23.8 million for the year ended December 31, 2017.

Lending and other businesses

	Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
Other service fees	113,971	240,091	295,772	42,485
Total revenues from others	113,971	240,091	295,772	42,485
Total Revenues	113,971	240,091	295,772	42,485
Less: VAT related surcharges	(1,371)	(5,020)	(6,819)	(979)
Net Revenues	112,600	235,071	288,953	41,506
Operating costs and expenses:
Compensation and benefits	(131,125)	(125,344)	(98,495)	(14,148)
Selling expenses	(15,393)	(22,931)	(17,144)	(2,463)
General and administrative expenses	(30,045)	(34,400)	(29,779)	(4,277)
Provision of doubtful accounts	(2,093)	688	(5,351)	(769)
Other operating expenses	(42,055)	(89,767)	(66,969)	(9,619)
Government subsidies	1,300	2,815	14,696	2,111
Total operating costs and expenses	(219,411)	(268,939)	(203,042)	(29,165)
Income from operations:	(106,811)	(33,868)	85,911	12,341

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues. For lending and other businesses, our net revenues were RMB289.0 million (US$41.5 million) for the year ended December 31, 2019, a 22.9% increase from RMB235.1 million for the year ended December 31, 2018, mainly due to cumulative effect of loan previously originated.

Operating Costs and Expenses. For lending and other businesses, our operating costs and expenses for the year ended December 31, 2019 were RMB203.0 million (US$29.2 million), a 24.5% decrease from 2018, primarily due to the optimization of our employee structure starting from 2019. Operating costs and expenses for the year ended December 31, 2019 primarily consisted of compensation and benefits of RMB98.5 million (US$14.1 million), selling expenses of RMB17.1 million (US$2.5 million), general and administrative expenses of RMB35.1 million (US$5.0 million) and other operating expenses of RMB67.0 million (US$9.6 million).

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. For lending and other businesses, our net revenues were RMB235.1 million (US$34.2 million) for the year ended December 31, 2018, a 108.8% increase from RMB112.6 million for the year ended December 31, 2017, mainly due to the growth of the lending services business.

Operating Costs and Expenses. For lending and other businesses, our operating costs and expenses for the year ended December 31, 2018 were RMB268.9 million, an increase of 22.6% from the year ended December 31, 2017. Operating costs and expenses for the year ended December 31, 2018 primarily consisted of compensation and benefits of RMB125.3 million, selling expenses of RMB22.9 million, general and administrative expenses of RMB33.7 million and other operating expenses of RMB89.8 million.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percentage increase in the consumer price index for 2017, 2018 and 2019 was 2.5%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, rental expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Foreign Currency

The exchange rate between the U.S. dollar and RMB has increased from RMB6.8755 per U.S. dollar as of December 31, 2018 to RMB6.9618 per U.S. dollar as of December 31, 2019. We have not hedged exposures to exchange fluctuations using any hedging instruments. See also “Item 3. Key Information—D. Risk Factors – Risks Related to Doing Business in China – Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk.”

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10. ASU 2019-11 and ASU 2020-03. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. We will adopt the guidance on January 1, 2020 and does not expect the adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13. The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimus for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. Early adoption is permitted. We will adopt the guidance on January 1, 2020 and does not expect the adoption to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. We are currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the years ended December 31, 2017, 2018, and 2019 were for operating and investing activities. In addition, we used RMB31.3 million, nil and nil to repurchase our ADSs in 2017, 2018 and 2019, respectively. As of December 31, 2019, we had RMB4,387.3 million (US$630.2 million) in cash and cash equivalents, consisting of cash on hand and demand deposits which are unrestricted as to withdrawal and use. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In February 2015, we issued five-year convertible notes with US$80 million in aggregate principal at a rate of 3.5% per annum. The notes were convertible at the holders’ option with an initial conversion price of US$23.03 per ADS. As of the date of this annual report, all notes had been in exchange for 3,473,730 ADSs.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2017	2018	2019
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	628,383	1,029,386	1,288,233	185,042
Net cash used in investing activities	(833,857)	(395,677)	(182,012)	(26,144)
Net cash (used in) provided by financing activities	(791,789)	109,825	543,311	78,042
Effect of exchange rate changes	(79,494)	56,304	37,811	5,432
Net increases in cash and cash equivalents	(1,076,757)	799,838	1,687,343	242,372
Cash, cash equivalents and restricted cash at the beginning of the period	2,983,510	1,906,753	2,706,591	388,777
Cash, cash equivalents and restricted cash at the end of the period	1,906,753	2,706,591	4,393,934	631,149

Operating Activities

Net cash provided by operating activities in 2019 was RMB1,288.2 million (US$185.0 million), primarily as a result of net income of RMB863.8 million (US$124.1 million), adjusted by changes in working capital in the amount of RMB15.6 million (US$2.2 million) and non-cash charges from operating activities of RMB313.3 million (US$45.0 million), which primarily included provision for loan losses and other receivables of RMB130.7 million (US$18.8 million), depreciation and amortization of RMB105.4 million (US$15.1 million), provision for investment losses of RMB104.4 million (US$15.0 million), share-based compensation expenses of RMB94.9 million (US$13.6 million) and noncash lease expenses of RMB85.4 million (US$12.3 million), partially offset by income from equity in affiliates of RMB115.8 million (US$16.6 million) and payment arising from operating leases in the amount of RMB84.1 million (US$12.1 million).

Net cash provided by operating activities in 2018 was RMB1,029.4 million, primarily as a result of net income of RMB803.7 million, adjusted by changes in working capital in the amount of RMB122.6 million and non-cash charges from operating activities of RMB103.0 million, which primarily included share-based compensation expenses of RMB112.8 million and depreciation and amortization of RMB92.3 million, partially offset by amortization of unearned income for financial lease of RMB62.3 million and income from the disposal of one subsidiary in the amount of RMB31.2 million.

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

We typically receive most of our one-time commissions and recurring service fees within several months after they are accrued. Our accounts receivable amounted to RMB175.5 million, RMB282.4 million, RMB219.6 million (US$31.5 million) as of December 31, 2017, 2018, 2019, respectively. Our amounts due from related parties amounted to RMB515.5 million, RMB572.2 million and RMB548.7 million (US$78.8 million) as of December 31, 2017, 2018 and 2019, respectively. The increase in amounts due from related parties was primarily due to increasing revenues from funds managed by Gopher Asset Management.

Investing Activities

Net cash used in investing activities in 2019 was RMB182.0 million (US$26.1 million), primarily attributable to net purchase of investments held by our consolidated funds in the amount of RMB346.9 million (US$49.8 million), net loans disbursement to third parties in the amount of RMB93.0 million (US$13.4 million), purchase of held-to-maturity investments in the amount of RMB74.5 million (US$10.7 million) and RMB65.3 million (US$9.4 million) of purchases of property and equipment, which was partially offset by RMB231.2 million (US$33.2 million) proceeds from sale of other long-term investments, RMB115.2 million (US$16.6 million) proceeds from disposal of subsidiaries and RMB57.6 million (US$8.3 million) cash inflow for capital return from investments in affiliates.

Net cash used in investing activities in 2018 was RMB395.7 million, primarily attributable to RMB946.5 million of investment in affiliates, RMB197.2 million for purchase of long-term investment and RMB128.2 million of purchases of property and equipment, which was partially offset by RMB117.5 million net cash inflow from collection of loans originated to third parties, RMB135.0 million net cash inflow for held-to-maturity securities and RMB53.6 million net cash inflow for available-for-sale investment, and RMB605.6million cash inflow for capital gains from investment in affiliates.

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

Financing Activities

Net cash provided by financing activities was RMB543.3 million (US$78.0 million) in 2019 due to the net contributions from non-controlling interests of subsidiaries of RMB518.6 million (US$74.5 million), and proceeds from the issuance of ordinary shares upon the exercise of stock options of RMB31.7 million (US$4.6 million).

Net cash provided by financing activities was RMB109.8 million (US$16.0 million) in 2018 due to the net contributions from non-controlling interests of subsidiaries of RMB63.9 million (US$9.3 million), and proceeds from the issuance of ordinary shares upon the exercise of stock options of RMB45.9 million (US$6.7 million).

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

Capital Expenditures

Our capital expenditures were RMB152.7 million, RMB128.2 million and RMB65.3 million (US$9.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.

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

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our variable interest entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,773.4 million and RMB1,771.6 million (US$254.5 million) as of December 31, 2018 and 2019, respectively. The restricted assets of our variable interest entity amounted to RMB627.6 million and RMB655.5 million (US$94.2 million) as of December 31, 2018 and 2019, respectively.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Lease	405,327	97,825	164,899	119,186	23,417

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	47	Co-founder, Chairwoman and chief executive officer
Zhe Yin	45	Co-founder, director and chief executive officer of Gopher Asset Management
Chia-Yue Chang	59	Director
Neil Nanpeng Shen	52	Director
Boquan He	59	Independent director
May Yihong Wu	52	Independent director
Tze-Kaing Yang	65	Independent director
Jinbo Yao	43	Independent director
Zhiwu Chen	57	Independent director
Yi Zhao	47	President
Qing Pan	45	Chief financial officer (from November 2019 to date)
Shang Yan Chuang	38	Chief financial officer (until November 2019)
Yang Gao	40	Chief operating officer

Ms. Jingbo Wang is our co-founder and has been our Chairwoman of board of directors and chief executive officer since our inception. She won Top 30 Most Influential Business Woman in China award in 2019 by ICEO. In 2017, Ms. Wang was listed on Forbes’ China Top 100 Businesswomen and China Best Listed-Company Female CEOs. In 2018, she was recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from IWEC Foundation. Ms. Wang has over twenty years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as head of private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as deputy head of ABN AMRO Xiangcai Fund Management, a joint venture fund management company, from February 2002 to August 2003, and head of asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was financial controller and general manager for the settlement center of Chengpu Group from September 1994 to December 1999. Ms. Wang received her master’s degree in management and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from Global CEO Program of China Europe International Business School in 2009. Since 2016, she has been studying in Hupan University, a non-profit business school co-founded by nine well-known Chinese entrepreneurs and scholars, with Jack Ma, Chairman of Alibaba Group (NYSE: BABA), as the first and current principal.

Mr. Zhe Yin is our co-founder and has been our director since our inception. He is also chief executive officer of Gopher Asset Management. Mr. Yin has over 16 years of experience in wealth management and asset management industries. Mr. Yin is Co-Chairman of China’s Fund of Funds Association, and has been named as one of the Top 30 Chinese Private Equity Investor 2018 by CV Info, one of the Top 50 Chinese Influential PE Investors by CVCRI, as well as “Top 10 Market Leaders in Chinese Fund of Fund Industry” by FOF Weekly. Prior to co-founding our company, Mr. Yin was the deputy general manager of the wealth management department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to November 2003. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 1997, and graduated with an Executive MBA degree from China Europe International Business School in 2010.

Ms. Chia-Yue Chang has been our director since August 2007 and the general manager of Noah Upright since 2011. Ms. Chang has over 30 years of experience in asset management industry. Ms. Chang was chief executive officer for Greater China and South East Asia regions of Robeco Hong Kong Ltd. from October 2007 to June 2011. From 2004 to 2006, she served as China chief executive officer and senior vice president of ABN AMRO Asset Management Asia Ltd. During the same period, she was chairwoman of ABN AMRO Xiangcai Fund Management Co., Ltd. from 2004 to 2005, and then vice chairwoman of ABN AMRO TEDA Fund Management Co., Ltd from 2005 to 2006. From 2000 to 2004, she was president of ABN AMRO Asset Management in Taiwan. Prior to that, she worked at Kwang Hua Securities Investment & Trust Co., Ltd. and entities affiliated with Jardine Fleming Investment in Taiwan. Ms. Chang received her master degree in library science from University of California, Los Angeles and her bachelor’s degree in library science from National Taiwan University.

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen is the founding managing partner of Sequoia Capital China. Prior to founding Sequoia Capital China, Mr. Shen co-founded Trip.com Group Ltd (Nasdaq: TCOM), formerly Ctrip.com International, Ltd. (Nasdaq: CTRP), or Ctrip, a leading travel service provider in China, in 1999. Mr. Shen served as Ctrip’s president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive Co-Chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Currently, Mr. Shen also serves as a director of a number of public and private companies, including Ctrip, Pinduoduo Inc. (NASDAQ: PDD), Meituan Dianping (HKEx: 03690) and China Renaissance Holdings Limited (HKEx: 01911). Mr. Shen received his Bachelor’s degree from Shanghai Jiao Tong University and his Master’s degree from Yale University.

Mr. Boquan He has been our director since August 2007 and has served as our independent director since October 2011. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He graduated from Guangdong Television Public University in China.

Ms. May Yihong Wu has served as our independent director since November 2010. Ms. Wu has served as the Board Adviser of Home Inns Hotel Group, a leading economy hotel operator in China and listed on the NASDAQ Global Market until April 2016, and now a subsidiary of BTG Home Inns Group, listed on Shanghai Stock Exchange. Ms. Wu is an independent director, and chairwoman of the audit committee of Swire Properties (1972.HK), a leading real estate developer and manager based in Hong Kong. She joined Swire Properties’ board in May 2017. Since January 2019, Ms. Wu has also served as a director of AAFE (Asian Americans for Equality), a non-profit organization dedicated to affordable housing and community development. From September 2010 to July 2013, she was an independent director, a member of the audit committee and the corporate governance and nomination committee of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE listed company at that time. From August 2008 to April 2012, she was an independent director and chairwoman of the audit committee of E-House (China) Holdings Limited, a NYSE listed company at that time. Ms. Wu was the chief strategy officer of Home Inns from May 2010 to June 2019, and chief financial officer of Home Inns from July 2006 to April 2010. From January 2005 to March 2006, Ms. Wu was the first vice president at Schroder Investment Management North America Inc., and a vice president from January 2003 to December 2004, responsible for investment research and management of various funds specializing in the consumer and service sectors. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Tze-Kaing Yang has served as our independent director and the chairperson of our audit committee since May 2015. Mr. Yang is currently the Chairman and CEO of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He also serves as the director of ASUSTeK Computer, Pegatron, Taiwan Stock Exchange Corporation, and the independent director of ASRock and DBS Bank (Taiwan). Mr. Yang was previously the Deputy Minister of Finance in Taiwan, managing director and acting chairman of Bank of Taiwan, president of China Development Industrial Bank. He was also the executive secretary of National Development Fund in Taiwan. Mr. Yang holds an MBA degree from the University of Illinois at Urbana-Champaign and Ph.D. in Business Administration from National Chengchi University in Taiwan. Mr. Yang was an adjunct professor at the Guanghua School of Management in Peking University and now teaches investment banking and venture capital courses in the MBA Program at National Chengchi University in Taiwan.

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

Professor Zhiwu Chen has served as our independent director since January 2014 and is a director of the Asia Global Institute, Chair Professor of Finance and the Victor and William Fung Professor in Economics at the University of Hong Kong. Professor Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at Peking University (School of Economics) and Tsinghua University (School of Social Sciences). Professor Chen has received research awards including the Graham and Dodd Award (2013), the Pacesetter Research Award (1999), the Merton Miller Prize (1994), and the Chicago Board Options Exchange Competitive Research Award (1994). In Burson-Marsteller’s 2012 “G20 Influencers” report, Professor Chen was listed as one of the top ten political influencers in China. Professor Chen is on the International Advisory Board of the CSRC. He was a board director at PetroChina (2011-17) and Bank of Communications (2010-18). He was a co-founder and partner of Zebra Capital Management from 2001 to 2011. Professor Chen received his Ph.D. in financial economics from Yale University in 1990; a master degree in systems engineering from Changsha Institute of Technology in 1986; and a bachelor’s degree in computer science from Central-South University in 1983.

Mr. Yi Zhao has been our president since March 2019. Prior to that, he led Noah’s wealth management business from 2013 and implemented a number of important strategies including enhancing management of our sales network and creating an elite relationship manager program. Mr. Zhao has more than twenty years of experience in financial services industry. . Before joining Noah, he worked for several insurance companies, including Ping An Insurance, AXA-Minmetals Assurance, and Great Wall Life Insurance. Mr. Zhao received his Bachelor’s Degree from Shenyang Sports University.

Mr. Shang Yan Chuang was our former chief financial officer from September 2016 to November 2019. Mr. Chuang has over 16 years of experience in financial services. In March 2011, he joined Noah as a Director of Investor Relations and Corporate Development. In 2012, he founded Noah Holdings (Hong Kong) Limited, one of our major businesses, and served as its executive director and chief executive officer until January 2016. Prior to joining Noah, Mr. Chuang worked at Bank of America Merrill Lynch in Investment Banking Division and Asia Private Equity Division from 2003 to 2011 based in Hong Kong. Mr. Chuang was listed as 2018 Top 10 CFO of Capital Operations in China by Renmin Business School and China CFO Development Center. Mr. Chuang graduated Magna Cum Laude with a Bachelor of Science in Finance from Stern School of Business at New York University

Mr. Qing Pan has been our Chief Financial Officer since November 2019. Prior to taking this role, he spent two and a half years serving as the Chief Operating Officer of Gopher Asset Management, Noah’s wholly-owned asset management subsidiary, overseeing fund operations, and led several specialized teams including finance, due diligence, credit rating as well as valuation. As a veteran in the investment and finance community, Mr. Pan spent 17 years with Deloitte as an audit partner before joining Noah. He was also a former member of the accounting research division at Deloitte’s headquarter in the US. He led several Chinese companies’ US listings across various industries. Mr. Pan is certified in public accounting in the US, China, and Hong Kong. He holds a BA degree from Beijing Foreign Studies University in Beijing, China, and MS/MBA from Northeastern University in Boston, the US.

Ms. Yang Gao has been our chief operating officer since August 2018. Ms. Gao has more than 15 years of experience in financial and operating management. She joined Noah in June 2011 and served as the general manager of the public affairs department of the company. From 2015 to 2018, she was the chief operating officer of Noah’s wealth management business. Prior to joining Noah, she worked with the taxation management department of Shanda Group for seven years. Ms. Yang Gao received her bachelor’s degree from Shanghai University of Finance and Economics.

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

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB31.1 million (US$4.5 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 Class A ordinary shares. As of March 31, 2020, there were 94,850 options to purchase Class A ordinary shares outstanding, and 92,218 restricted shares had been issued and were outstanding under the 2017 Plan .

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2017 Plan.

●	Options. Options provide for the right to purchase a specified number of our Class A ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.

●	Restricted Shares. A restricted share award is the grant of our Class A ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
●	Restricted Share Units. A restricted share unit is a grant valued in terms of our Class A ordinary shares, but shares are not issued at the time of the grant. After the recipient of a unit satisfies the vesting requirement, we will distribute shares or the cash equivalent of the number of shares used to value the unit, depending on the terms of the award. Vesting requirements are determined by our plan administrator.
●	Share Appreciation Right. A share appreciation right is a right granted to receive a payment equal to the excess of the fair market value of a specified number of Class A ordinary shares on the date the award is exercised over the fair market value on the date the award was granted as set forth in the applicable award agreement. Vesting requirements are determined by our plan administrator.

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

The following table summarizes, as of Mach 31, 2020, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2017 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price -
	Options	(US$/
Name	Awarded	Share)	Date of Grant	Date of Expiration
Jingbo Wang	*	37.63	September 1, 2018	September 1, 2028
Zhe Yin	*	37.63	September 1, 2018	September 1, 2028
Chia-Yue Chang	*	37.63	September 1, 2018	September 1, 2028
Qing Pan	*	37.63	September 1, 2018	September 1, 2028
Yang Gao	*	37.63	September 1, 2018	September 1, 2028
Yi Zhao	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	37.63	September 1, 2018	September 1, 2028

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of March 31, 2020, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Restricted Shares	Date of Issuance
Jingbo Wang	*	September 1, 2018
Zhe Yin	*	September 1, 2018
Chia-Yue Chang	*	September 1, 2018
Yang Gao	*	September 1, 2018
Yi Zhao	*	September 1, 2018
Qing Pan	*	September 1, 2018
Other Individuals as a Group	*	September 1, 2018
Zhiwu Chen	*	December 14, 2017
Jinbo Yao	*	October 11, 2018
May Yihong Wu	*	November 16, 2018
Tze-Kaing Yang	*	August 29, 2019
Zhiwu Chen	*	December 14, 2019

Notes:

*	Less than 1% of our total outstanding share capital.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of Mach 31, 2020, options to purchase an aggregate of 428,893 Class A ordinary shares have been granted and were outstanding and 28,888 restricted shares have been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of Mach 31, 2020, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price
	Options	(US$/
Name	Awarded	Share)	Date of Grant	Date of Expiration
May Yihong Wu	*	31.10	February 25, 2014	February 25, 2024
Jingbo Wang	*	27.82	April 15, 2014	April 15, 2024
Yi Zhao	*	27.82	April 15, 2014	April 15, 2024
May Yihong Wu	*	26.86	May 7, 2014	May 7, 2024
Other Individuals as a Group	*	27.82	April 15, 2014	April 15, 2024
Jingbo Wang	*	34.74	May 5, 2015	May 5, 2025
Zhe Yin	*	34.74	May 5, 2015	May 5, 2025
Chia-Yue Chang	*	34.74	May 5, 2015	May 5, 2025
Yi Zhao	*	34.74	May 5, 2015	May 5, 2025
Yang Gao	*	34.74	May 5, 2015	May 5, 2025
Other Individuals as a Group	*	34.74	May 5, 2015	May 5, 2025
Jingbo Wang	*	38.72	July 1, 2016	July 1, 2026
Zhe Yin	*	38.72	July 1, 2016	July 1, 2026
Chia-Yue Chang	*	38.72	July 1, 2016	July 1, 2026
Yi Zhao	*	38.72	July 1, 2016	July 1, 2026
Yang Gao	*	38.72	July 1, 2016	July 1, 2026
Other Individuals as a Group	*	38.72	July 1, 2016	July 1, 2026
Jingbo Wang	*	45.84	July 1, 2017	July 1, 2027
Zhe Yin	*	45.84	July 1, 2017	July 1, 2027
Chia-Yue Chang	*	45.84	July 1, 2017	July 1, 2027
Yi Zhao	*	45.84	July 1, 2017	July 1, 2027
Qing Pan	*	45.84	April 20, 2017	April 20, 2027
Yang Gao	*	45.84	July 1, 2017	July 1, 2027
Other Individuals as a Group	*	45.84	July 1, 2017	July 1, 2027

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of March 31, 2020, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Restricted
Name	Shares	Date of Issuance
Other Individuals as a Group	*	July 1, 2016
Jingbo Wang	*	July 1, 2017
Zhe Yin	*	July 1, 2017
Chia-Yue Chang	*	July 1, 2017
Yang Gao	*	July 1, 2017
Yi Zhao	*	July 1, 2017
Qing Pan	*	April 20, 2017
Other Individuals as a Group	*	July 1, 2017

Notes:

*	Less than 1% of our total outstanding share capital.

The 2008 Plan

Although the 2008 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2008 Plan. As of March 31, 2020 options to purchase an aggregate number of 8,444 Class A ordinary shares have been granted and were outstanding, and no restricted shares were issued and outstanding under the 2008 Plan.

The following table summarizes, as of March 31, 2020, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2008 plan.

	Class A
	Ordinary
	Shares
	Underlying	Exercise
	Options	Price
Name	Awarded	(US$/Share)		Date of Grant	Date of Expiration
Other Individuals as a Group	*	7.38		July 20, 2010	July 20, 2020
Other Individuals as a Group	*	12.12	**	October 18, 2010	October 18, 2020

Notes:

*Less than 1% of our total outstanding share capital.

**On January 16, 2012, our Board of Directors approved a modification of the exercise price from US$19.00 to US$12.12 per ordinary share with other terms and conditions unchanged.

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

Audit Committee. Our audit committee consists of Mr. Tze-Kaing Yang, Mr. Zhiwu Chen and Ms. May Yihong Wu, and is chaired by Mr. Tze-Kaing Yang. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	reporting regularly to the board.
●	reviewing and approving certain proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act.

Compensation Committee. Our compensation committee consists of Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Boquan He, and is chaired by Ms. May Yihong Wu. Each member of our compensation committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our most senior executives and making recommendations to the board with respect to it;
●	approving and overseeing the total compensation package for our executives other than the three most senior executives;
●	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. May Yihong Wu, Mr. Jinbo Yao and Mr. Zhiwu Chen, and is chaired by Mr. Zhiwu Chen. Each member of our corporate governance and nominating committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;
●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to the board the directors to serve as members of the board’s committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director may be removed from office at any time by an ordinary resolution of our shareholders. A director’s office will be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to our memorandum and articles of association or the laws of Cayman Islands.

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

We had 3,441 and 2,992 employees as of December 31, 2018 and 2019, respectively, including 1,577 and 1,288 relationship managers during the same periods, respectively. The following table sets forth the number of our employees by business segments as of December 31, 2019:

	Number of
Business Segments	Employees	% of Total
Wealth management	2,038	68.1
Relationship managers	1,288	43.0
Asset management	270	9.0
Lending and other businesses	142	4.7
Overseas business	184	6.1
Administrative Support	358	12.0
Total	2,992	100.0%

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

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares, as of March 31, 2020, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2020, we had 30,817,640 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Shares Beneficially
			Owned
			Total
			ordinary		% of
	Class A	Class B	shares an		aggregate
	ordinary	ordinary	as converted		voting
	shares	shares	basis	%	power
Directors and Executive Officers:
Jingbo Wang(1)	99,179	6,730,000	6,829,179	22.2	48.5
Zhe Yin(2)	126,443	1,585,000	1,711,443	5.5	11.6
Boquan He(3)	1,639,872	—	1,639,872	5.3	2.9
Chia-Yue Chang(4)	2,060,351	—	2,060,351	6.7	3.7
Neil Nanpeng Shen(5)	1,852,261	—	1,852,261	6.0	3.3
May Yihong Wu	*	—	*	*	*
Tze-Kaing Yang	*	—	*	*	*
Jinbo Yao	*	—	*	*	*
Zhiwu Chen	*	—	*	*	*
Yi Zhao	*	—	*	*	*
Qing Pan	*	—	*	*	*
Yang Gao	*	—	*	*	*
All Directors and Officers as a Group	5,995,908	8,315,000	14,310,908	46.4	70.4
Principal Shareholders:
Jing Investors Co., Ltd.(6)	99,179	6,730,000	6,829,179	22.2	48.5
Yiheng Capital Partners, L.P. (7)	2,960,593	—	2,960,593	9.6	5.3
Jia Investment Co., Ltd.(8)	2,060,351	—	2,060,351	6.7	3.7
FIL Limited(9)	1,946,120	—	1,946,120	6.3	3.5
Investment funds affiliated with Sequoia Capital China(10)	1,857,898	—	1,857,898	6.0	3.3
Yin Investment Co., Ltd.(11)	126,443	1,585,000	1,711,443	5.5	11.6
Quan Investment Co., Ltd.(12)	1,639,872	—	1,639,872	5.3	2.9

Notes:

*            Less than 1% of our total outstanding ordinary shares.

(1)	Represents 6,813,108 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(2)	Represents 1,704,230 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(3)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(4)	Represents 2,053,730 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(5)	Includes certain shares held by investment funds affiliated with Sequoia Capital China. See footnote 11 below.

(6)	Jing Investors Co., Ltd. (“Jing Investors”) is a British Virgin Islands company indirectly wholly owned by Ark Trust (Hong Kong) Limited (“Ark Trust”) in its capacity as trustee of the Jing Family Trust (the “Trust”) constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 6,813,108 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(7)	Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital, LLC, a Delaware limited liability company, and Yuanshan Guo is the managing member of Yiheng Capital, LLC. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(8)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(9)	Represents 1,946,120 ordinary shares beneficially owned by FIL Limited (“FIL”) and its direct and indirect subsidiaries as of December 31, 2019, according to the 13G filing made by FIL on February 7, 2020. FIL is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(10)	Represents 1,857,898 ordinary shares in the form of ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.
(11)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(12)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2020, 18,022,420 of our Class A ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Transactions with Shareholders and Affiliates

Since May 2010, we started our fund of fund business by forming fund of private equity funds under our management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds we serve as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. We manage contractual funds as fund manager and earn management fee and/or carried interest from the second half of 2014. During the year ended December 31, 2019, significant related party transactions related to these funds were as follows:

During the years ended December 31, 2017, 2018 and 2019, related party transactions were as follows:

	Years Ended December 31
	2017	2018	2019	2019
	RMB’000	RMB’000	RMB’000	US$’000
One-time commissions:
Investee funds of Gopher Assets	558,543	294,984	240,808	34,590
One-time commissions earned from funds subscribed by shareholders	2,517	—	—	—
Total one-time commissions	561,060	294,984	240,808	34,590
Recurring service fees:
Investee funds of Gopher Assets	617,374	929,911	1,009,568	145,015
Wanjia Win-Win	1,079	—	688	99
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	42,128	33,009	15,759	2,264
Investee funds of Gopher Capital GP Ltd.	200,149	252,782	313,612	45,047
Wuhu Bona	—	8,491	—	—
Recurring services fee earned from funds subscribed by shareholders	—	2,868	—	—
Total recurring service fees	860,730	1,227,061	1,339,627	192,425
Performance-based income:
Investee funds of Gopher Assets	44,580	92,128	34,248	4,919
Investee funds of Gopher Capital GP Ltd.	9,922	8,405	36,800	5,286
Zhejiang Vanke	—	—	18,600	2,672
Total performance-based income	54,502	100,533	89,648	12,877
Other service fees:
Other services subscribed by shareholders	23,313	29,227	3,899	560
Investee funds of Gopher Capital GP Ltd.,	1	—	—	—
Total other service fees	23,314	29,227	3,899	560
Total	1,499,606	1,651,805	1,673,982	240,452

As of December 31, 2018 and 2019, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Wanjia Win-Win	277	—	—
Investee funds of Gopher Assets	470,481	428,724	61,583
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	110	—	—
Investee funds of Gopher Capital GP Ltd.	55,556	70,247	10,090
Total	526,424	498,971	71,673

As of December 31, 2018 and 2019, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Investee funds of Gopher Assets	32,007	42,170	6,057
Investee funds of Gopher Capital GP Ltd.	13,770	7,564	1,087
Total	45,777	49,734	7,144

As of December 31, 2018 and 2019, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB’000	RMB’000	US$’000
Investee funds of Gopher Assets	88,158	74,664	10,725
Wanjia Win-Win	1,006	—	—
Investee funds of Gopher Capital GP Ltd.	10,311	1,402	201
Total	99,475	76,066	10,926

During the years ended December 31, 2017, 2018 and 2019, donations made to Shanghai Noah Foundation were RMB2.7 million, RMB1.2 million and RMB1.2 million (US$0.2 million), respectively.

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

Legal Proceedings

In connection with certain credit funds managed by an affiliate of Gopher Shanghai, providing supply chain financing involving companies related to Camsing International Holding Limited, which were later suspected to commit fraudulent activities, Gopher Shanghai has received notices from a court and an arbitration tribunal in 2020 concerning claims initiated by individual clients against Gopher Shanghai as the fund manager.

Although Gopher Shanghai was not involved in any of the suspected fraudulent activities, we have been proactively assessing the potential legal risks and implications associated with this claim, which is currently at a preliminary stage, and other potential legal proceedings, to protect the best interests of us and our shareholders.

Other than the matters mentioned above, we are currently not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulations, which may result in regulatory proceedings against us, See “Item 3D. Risk Factors” above. Litigation or any other legal or administrative proceedings, regardless of the outcome, may result in substantial cost and diversion of our recourses, including our management’s time and attention.

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

The following are summaries of material provisions of our memorandum and articles of association, as well as the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”), insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands as of the date of this annual report, and may be relocated to such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

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

In addition to any other applicable consent or approval requirements set forth in our articles of association and pursuant to the rules of the New York Stock Exchange, for so long as the total issued and outstanding Class B ordinary shares constitute a majority of the aggregate voting power of our company, any amendment of the rights attached to our Class B ordinary shares requires approval by (i) holders of a majority of the total issued and outstanding Class A ordinary shares as well as (ii) holders of a majority of the aggregate voting power of our company.

For so long as any of our Class A ordinary shares are outstanding, our company shall not, without the affirmative vote of at least a majority of our Class A ordinary shares, voting as a single class, amend, alter or repeal any provision setting forth the terms of our Class A ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, subject to certain limited exceptions. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association have the potential to discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	provide holders of our Class B ordinary shares four votes per share and holders of our Class A ordinary shares one vote per share on all matters upon which the ordinary shares are entitled to vote;
●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to call general meetings of shareholders.

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the EIT Law and the EIT Implementation Rules, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah Insurance, according to Tax Arrangement between mainland China and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2019.

However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the EIT Law and the EIT Implementation Rules generally provide that dividends received from a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from PRC enterprise income tax. However, as there is still uncertainty as to how the EIT Law and the EIT Implementation Rules will be interpreted and implemented, we cannot assure investors in our ADSs or ordinary shares that we are eligible for such PRC enterprise income tax exemptions or reductions for any subsequent taxable year.

Provided that our Cayman Islands holding company, Noah Holdings Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax under SAT Circular 7. However, because there is uncertainty as to the application of SAT Circular 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be taxed under and SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.”

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

This summary is based upon the federal income tax laws of the United States as of the date of this annual report, including the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect as of the date of this annual report, and all of which may be replaced, revoked, or modified, possibly with retroactive effect, and which replacement, revocation, or modification could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules such as financial institutions; insurance companies; brokers or dealers in stocks, securities, commodities or currencies; persons who use or are required to use a mark-to-market method of accounting; pension plans; regulated investment companies; real estate investment trusts; cooperatives; tax-exempt entities (including private foundations)); persons who own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our voting power or value; investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; U.S. expatriates; entities subject to the U.S. anti-inversion rules; persons subject to the alternative minimum tax provisions of the Code; persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation; persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not address any U.S. federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions or (B) that has otherwise elected to be treated as a U.S. person under the Code.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning or disposing of our ADSs or ordinary shares.

ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs should be treated as the beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawal of shares for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of such entities for U.S. federal income tax purposes, then the composition of our income and assets would change and we would likely be treated as a PFIC.

Although the application of these rules is unclear in many important respects and the required calculations yield results very close to the line, based on the market price of our ADSs, the value of our assets, and the composition of our income and assets for the taxable year ended December 31, 2019, we believe that we were not a PFIC for that year, but there can be no assurances in this regard. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our being a PFIC for the taxable year ended December 31, 2019.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be or become a PFIC for the current or any future taxable year. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of the ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of being or becoming a PFIC may substantially increase because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. In addition, changes in the composition of our income and assets may cause us to be or become a PFIC for the current or future taxable years.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, then, absent certain elections (including a mark-to-market election and a qualified electing fund election, each as described below), the U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC in subsequent taxable years, on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years to the U.S. Holder or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (each such year, a pre-PFIC year) will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year other than a pre-PFIC year will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.

If we are a PFIC with respect to a U.S. Holder for any taxable year during which the U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity that is a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs,

Mark-to-Market Election

If we are a PFIC with respect to a U.S. Holder for any taxable year during which the U.S. Holder holds our ADSs or ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the New York Stock Exchange and are regularly traded, we expect that a mark-to-market election would be available to a U.S. Holder of ADSs if we became a PFIC, but no assurances are given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include in gross income as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election and we cease to be treated as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. Holders should consult their tax advisors regarding the availability of, the procedure for, and the effect of making, a mark-to-market election, as well as whether making the election would be advisable, including in light of their particular circumstances.

Qualified Electing Fund Election

In certain circumstances, a shareholder in a PFIC may to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund” election to be taxed currently on its share of the PFIC’s undistributed income. However, a U.S. Holder may make a qualified electing fund election with respect to the ADSs or ordinary shares only if we agree to furnish the U.S. Holder annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not currently intend to prepare or provide the information necessary for U.S. Holders to make qualified electing fund elections if we are a PFIC.

Deemed Sale Election

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available.

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

Each U.S. Holder is urged to consult its tax advisors concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares, including our possible status as a PFIC and the possibility of making certain elections and related reporting requirements.

The discussion below under “Dividends and Other Distributions on the ADSs or Ordinary Shares” and “Sale or Other Disposition of the ADSs or Ordinary Shares” assumes that we will not be a PFIC, nor treated as such with respect to U.S. Holders, for U.S. federal income tax purposes.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any cash distributions (including the amount of any PRC or other tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. However, because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should assume that any distribution paid will generally constitute a “dividend” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

A non-corporate U.S. Holder generally will be subject to tax on dividends received from a “qualified foreign corporation” at the reduced U.S. federal tax rate applicable to “qualified dividend income,” rather than the marginal tax rates applicable to ordinary income, provided that certain holding period requirements are met. Assuming that we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs or ordinary shares, provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program.

Our ADSs (but not our ordinary shares) are currently listed on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States, and that, assuming that we are not a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, we will therefore be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the EIT Law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits under the U.S.-PRC income tax treaty (the “Treaty”) (which the U.S. Treasury Department has determined is satisfactory for this purpose). If we are eligible for such benefits, and again assuming that we are not a PFIC nor treated as such with respect to U.S. Holders for the taxable year in which the dividend is paid or the preceding taxable year, then we would be treated as a qualified foreign corporation with respect to dividends paid on both our ADSs and ordinary shares.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on any dividends that we pay with respect to the ADSs or ordinary shares in their particular circumstances.

The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income, and generally will constitute passive income or in certain cases, general category income, for foreign tax credit purposes. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax, if applicable. See “—People’s Republic of China Taxation” above. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, if PRC taxes are withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits), such withheld PRC taxes generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such withheld PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale, Exchange or Other Taxable Disposition of the ADSs or Ordinary Shares

A U.S. Holder will recognize gain or loss on a sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual, that has held the ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that a U.S. Holder recognizes on a disposition of the ADSs or ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or ordinary shares (see “—People’s Republic of China Taxation” above), then a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares will generally be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who otherwise establishes an exemption from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Specified Foreign Financial Assets

Individual U.S. Holders and certain domestic entities generally will be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of ADSs or ordinary shares.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2019, we had an Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$338.9 million and a U.S. dollar denominated cash balance of US$291.3 million. Assuming we had converted the U.S. dollar denominated cash balance of US$291.3 million as of December 31, 2019 into RMB at the exchange rate of US$1.00 for RMB6.9618 as of December 31, 2019, this cash balance would have been RMB2,028.0 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2019, we had RMB874.8 million invested in credit products with a weighted average duration of approximately 1.73 years.

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

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbor Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

●	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;
●	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and
●	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB4.8 million (US$686.9 thousand) in 2019.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2019 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

The effectiveness of internal control over financial reporting as of December 31, 2019 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2019.

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2019 of the Group and our report dated April 24, 2020 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs regarding the Company's adoption of ASU 2016-01 and the convenience translation.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 24, 2020

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2018	2019
	(RMB’000)
Audit fees(1)	6,876	8,354
Audit-related fees(2)	962	930
Tax fees(3)	974	764

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax fees” represents aggregate fees for professional services performed in connection with tax planning and tax compliance.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 12, 2017, our board of directors approved an extension of our previously approved share repurchase program for one year from July 8, 2017 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs (“2017 Share Repurchase Program”). As of December 31, 2019, we had repurchased no ADSs under the 2017 Share Repurchase Program.

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
2.4

Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June  30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

2.5

Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit (a)(1) from our F- 6 registration statement (File No. 333- 170167), as amended, filed with the Commission on March 15, 2016)

2.6*	Description of Registrant’s Securities

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1/A registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 27, 2010)

4.3	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-222342) filed with the Commission on December 29, 2017)

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
4.10

English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014).

8.1*	List of Significant Consolidated Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Accounting Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Accounting Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 24, 2020

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2018 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2020 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for certain investments in equity securities upon modified retrospective adoption of ASU 2016-01, Financial Instruments, on January 1, 2018.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(t) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value Measurement — Level 3 Investments — Refer to Notes 5 and 6 to the financial statements

Critical Audit Matter Description

The Company measures certain investments in private equity funds accounted for at fair value using significant unobservable pricing inputs and as such are within Level 3 measurement category in accordance with ASC 820. The balance of these investments amounted to RMB219.6 million as of December 31, 2019. Since there is limited observable market activity, the inputs used in the determination of fair value require significant management judgment or estimation.

We identified fair value measurement of these investments as a critical audit matter because of the subjective process in determining significant inputs, assumptions and judgments used to estimate the fair value. This required a high degree of auditor judgment and an increased extent of effort, including obtaining audit evidence of the data source used to estimate fair value, understanding the assumptions applied and evaluating the appropriateness of the valuation method.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value measurement of the equity investments included the following, among others:

●	We obtained an understanding of management's process and controls over the determination of fair value measurement for these investments, including the significant inputs and assumptions, and tested the effectiveness of the relevant controls.
●	We evaluated the appropriateness and consistency of management's methodology, and significant inputs, assumptions and judgments used in applying the fair value measurement for these equity investments. The following procedures were undertaken: (i) considered whether the assumptions, taken individually and as a whole, are realistic and consistent with the investee’s specific industry and the economic circumstances, (ii) agreed information used in developing the significant assumptions to appropriate supporting documentation and (iii) compared previous estimates of fair value to market transactions.
●	We performed retrospective reviews and evaluated contradictory evidence pertaining to the fair value measurement of these investments.
●	COVID-19 has resulted in disruptions to many businesses since January 2020, and while this may have an impact on these investments’ businesses in the future, and related fair value measurements in the future. We considered this a post balance sheet event.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2020

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated April 24, 2020 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs regarding the Company’s adoption of ASU 2016-01 and the convenience translation.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2020

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Shares Data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,704,091	4,387,345	630,203
Restricted cash	2,500	6,589	946
Short-term investments (including short-term investments measured at fair value of RMB438,077 and RMB642,759 as of December 31, 2018 and 2019, respectively)	450,477	671,259	96,420
Accounts receivable, net of allowance for doubtful accounts of nil as of December 31, 2018 and December 31, 2019	282,431	219,566	31,539
Amounts due from related parties	572,201	548,704	78,816
Loan receivables, net of allowance for loan losses of RMB2,556 and RMB5,147 as of December 31, 2018 and December 31, 2019, respectively	620,219	654,060	93,949
Loan receivables from factoring business, net of allowance for doubtful accounts of nil as of December 31, 2018 and December 31, 2019	18,893	—	—
Other current assets	453,269	243,701	35,004
Total current assets	5,104,081	6,731,224	966,877
Long-term investments (including long-term investments measured at fair value of RMB624,045 and RMB531,359, as of December 31, 2018 and 2019, respectively)	1,025,065	881,091	126,561
Investment in affiliates	1,375,110	1,272,261	182,749
Property and equipment, net	346,653	296,320	42,564
Operating lease right-of-use assets, net	—	352,186	50,588
Deferred tax assets	113,384	167,430	24,050
Other non-current assets	49,971	102,092	14,666
Total Assets	8,014,264	9,802,604	1,408,055
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	671,200	555,719	79,824
Income tax payable	54,296	126,743	18,205
Deferred revenues	142,925	100,693	14,464
Other current liabilities	722,652	721,898	103,694
Total current liabilities	1,591,073	1,505,053	216,187
Deferred tax liabilities	67,092	56,401	8,101
Operating lease liabilities, non-current	—	362,757	52,107
Other non-current liabilities	35,718	3,433	493
Convertible notes	145,004	—	—
Total Liabilities	1,838,887	1,927,644	276,888

Contingencies (Note 20)

Shareholders’ equity:
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 21,890,253 shares issued and 21,749,774 shares outstanding as of December 31, 2018 and 22,484,657 shares issued and outstanding as of December 31, 2019	73	75	11
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,315,000 shares issued and outstanding as of December 31, 2018 and 2019	28	28	4
Treasury stock (140,479 ordinary shares and Nil as of December 31, 2018 and 2019, respectively)	(40,267)	—	—
Additional paid-in capital	1,895,564	2,181,323	313,327
Retained earnings	3,946,107	4,734,992	680,139
Accumulated other comprehensive income	36,195	97,049	13,940
Total Noah Holdings Limited shareholders’ equity	5,837,700	7,013,467	1,007,421
Non-controlling interests	337,677	861,493	123,746
Total Shareholders’ Equity	6,175,377	7,874,960	1,131,167
Total Liabilities and Equity	8,014,264	9,802,604	1,408,055

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	541,025	733,009	690,860	99,236
Recurring service fees	605,092	593,856	524,692	75,367
Performance-based income	86,494	43,101	23,437	3,367
Other service fees	195,073	361,886	522,958	75,118
Total revenues from others	1,427,684	1,731,852	1,761,947	253,088
Revenues from funds Gopher manages
One-time commissions	561,059	294,984	240,808	34,590
Recurring service fees	802,761	1,182,693	1,320,773	189,717
Performance-based income	54,502	100,533	89,648	12,877
Total revenues from funds Gopher manages	1,418,322	1,578,210	1,651,229	237,184
Total revenues	2,846,006	3,310,062	3,413,176	490,272
Less:VAT related surcharges	(19,098)	(20,454)	(21,364)	(3,069)
Net revenues	2,826,908	3,289,608	3,391,812	487,203
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(616,064)	(633,599)	(625,044)	(89,782)
Performance fee compensation	(11,291)	(21,175)	(31,283)	(4,494)
Other compensations	(780,017)	(909,418)	(954,443)	(137,097)
Total compensation and benefits	(1,407,372)	(1,564,192)	(1,610,770)	(231,373)
Selling expenses	(320,462)	(412,720)	(331,346)	(47,595)
General and administrative expenses	(246,785)	(280,075)	(296,492)	(42,589)
Provision for doubtful accounts	(2,093)	688	(130,723)	(18,777)
Other operating expenses	(147,318)	(169,368)	(196,793)	(28,268)
Government subsidies	74,156	62,583	89,278	12,824
Total operating cost and expenses	(2,049,874)	(2,363,084)	(2,476,846)	(355,778)
Income from operations	777,034	926,524	914,966	131,425
Other income (expenses):
Interest income	45,020	69,841	89,099	12,798
Interest expenses	(24,128)	(10,028)	(430)	(62)
Investment income (loss)	67,343	48,616	(28,620)	(4,111)
Other income (expense)	3,542	(23,356)	(7,040)	(1,011)
Total other income	91,777	85,073	53,009	7,614
Income before taxes and income from equity in affiliates	868,811	1,011,597	967,975	139,039
Income tax expense	(199,085)	(222,320)	(220,025)	(31,605)
Income from equity in affiliates	92,136	14,469	115,809	16,635
Net income	761,862	803,746	863,759	124,069
Less: net (loss) income attributable to non-controlling interests	(13,745)	(7,551)	34,608	4,971
Less: net income attributable to redeemable non-controlling interest of a subsidiary	6,483	—	—	—
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	—
Net income attributable to Noah Holdings Limited shareholders	762,923	811,297	829,151	119,098
Net income per share:
Basic	26.98	27.70	27.12	3.90
Diluted	25.90	26.67	26.84	3.86
Weighted average number of shares used in computation:
Basic	28,275,637	29,288,401	30,580,181	30,580,181
Diluted	30,233,823	30,710,540	30,924,095	30,924,095

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net income	761,862	803,746	863,759	124,069
Other comprehensive income, net of tax
Foreign currency translation adjustment	(33,876)	75,752	61,601	8,848
Fair value fluctuation of available-for-sale investment, net of tax of nil (Note 5)	250,425	(349)	(797)	(114)
Fair value fluctuation of available-for-sale investment held by affiliates, net of tax of nil	2,281	(1,080)	—	—
Other comprehensive income	218,830	74,323	60,804	8,734
Comprehensive income	980,692	878,069	924,563	132,803
Less: comprehensive (loss) income attributable to non-controlling interest	(13,776)	(7,638)	34,558	4,964
Less: income attributable to redeemable non-controlling interest of a subsidiary	6,483	—	—	—
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	—
Comprehensive income attributable to Noah Holdings Limited shareholders	981,784	885,707	890,005	127,839

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for share data)

										Total Noah
									Accumulated	Holdings
							Additional		other	Limited		Total
	Class A		Class B				Paid-in	Retained	comprehensive	Shareholders’	Noncontrolling	Shareholders’
	ordinary shares		ordinary shares		Treasury Stock		Capital	earnings	(loss)/income	Equity	Interest	Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	21,003,533	70	8,515,000	29	(1,287,205)	(130,439)	1,226,216	2,241,694	(5,433)	3,332,137	59,135	3,391,272
Net Income	—	—	—	—	—	—	—	769,124	—	769,124	(13,745)	755,379
Termination of redeemable non-controlling interest of a subsidiary	—	—	—	—	—	—	—	(6,201)	—	(6,201)	—	(6,201)
Share-based compensation	—	—	—	—	—	—	93,635	—	—	93,635	—	93,635
Vesting of restricted shares	115,995	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	203,174	1	—	—			19,691	—	—	19,692	—	19,692
Repurchase of ordinary shares (Note 14)	—	—	—	—	(99,347)	(31,280)	—	—	—	(31,280)	—	(31,280)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(33,849)	(33,849)	(27)	(33,876)
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	252,706	252,706	—	252,706
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	35,123	35,123
Non-controlling Interest capital divestment	—	—	—	—	—	—	30	—	—	30	(2,000)	(1,970)
Conversion of convertible notes	108,554	—	—	—	—	—	33,266	—	—	33,266	—	33,266
Transfer of Class B shares to Class A shares	50,000	—	(50,000)	—	—	—	—	—	—	—	—	—
Retirement of treasury stock	(1,246,073)	(4)	—	—	1,246,073	121,452	—	(121,448)	—	—	—	—
Balance at December 31, 2017	20,235,183	67	8,465,000	29	(140,479)	(40,267)	1,372,838	2,883,169	213,424	4,429,260	78,486	4,507,746
Net Income	—	—	—	—	—	—	—	811,297	—	811,297	(7,551)	803,746
Impact of ASU 2016-01 (Note 2(j))	—	—	—	—	—	—	—	251,641	(251,641)	—	—	—
Share-based compensation	—	—	—	—	—	—	112,763	—	—	112,763	—	112,763
Vesting of restricted shares	133,010	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	201,630	1	—	—	—	—	45,895	—	—	45,896	—	45,896
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	75,841	75,841	(89)	75,752
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(1,429)	(1,429)	—	(1,429)
Non-controlling Interest capital injection	—	—	—	—	—	—	—	—	—	—	63,929	63,929
Impact of acquisition	—	—	—	—	—	—	—	—	—	—	290,663	290,663
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(87,761)	(87,761)
Conversion of convertible notes	1,170,430	4	—	—	—	—	364,068	—	—	364,072	—	364,072
Transfer of Class B shares to Class A shares	150,000	1	(150,000)	(1)	—	—	—	—	—	—	—	—
Balance at December 31, 2018	21,890,253	73	8,315,000	28	(140,479)	(40,267)	1,895,564	3,946,107	36,195	5,837,700	337,677	6,175,377
Net Income	—	—	—	—	—	—	—	829,151	—	829,151	34,608	863,759
Share-based compensation	—	—	—	—	—	—	94,897	—	—	94,897	—	94,897
Vesting of restricted shares	124,592	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	152,410	1	—	—	—	—	31,685	—	—	31,686	—	31,686
Conversion of convertible notes	457,881	2	—	—	—	—	141,537	—	—	141,539	—	141,539
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	61,651	61,651	(50)	61,601
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(797)	(797)	—	(797)
Non-controlling Interest capital injection	—	—	—	—	—	—	17,640	—	—	17,640	500,973	518,613
Impact of acquisition	—	—	—	—	—	—	—	—	—	—	1,001	1,001
Distribution to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,988)	(6,988)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(5,728)	(5,728)
Retirement of treasury stock	(140,479)	(1)	—	—	140,479	40,267	—	(40,266)	—	—	—	—
Balance at December 31, 2019	22,484,657	75	8,315,000	28	—	—	2,181,323	4,734,992	97,049	7,013,467	861,493	7,874,960

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	761,862	803,746	863,759	124,069
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	135	304	1,163	167
Depreciation and amortization	81,964	92,282	105,432	15,144
Noncash lease expenses	—	—	85,420	12,270
Share-based compensation	93,635	112,763	94,897	13,631
Income from equity in affiliates, net of dividends	(92,136)	(14,469)	(39,964)	(5,740)
Income from disposal of subsidiaries	—	(31,219)	(3,971)	(570)
Provision for doubtful accounts	2,093	(688)	130,723	18,777
Amortization of unearned lease income	(11,723)	(62,285)	(37,961)	(5,453)
Impairment of long-term investments	—	—	104,365	14,991
Changes in investment fair value in the consolidated funds	3,608	—	(35,847)	(5,149)
Fair value changes of equity investments measured by fair value	—	6,342	(15,092)	(2,168)
Changes in operating assets and liabilities:
Accounts receivable	21,464	(99,969)	47,755	6,860
Amounts due from related parties	(173,775)	(56,747)	12,851	1,846
Other current assets	(96,470)	18,512	69,992	10,054
Other non-current assets	3,055	(648)	(11,521)	(1,655)
Accrued payroll and welfare expenses	53,140	45,118	(114,487)	(16,445)
Income taxes payable	(3,487)	35,754	73,109	10,501
Deferred revenues	108,002	(58,330)	(42,231)	(6,066)
Other current liabilities	124,293	201,644	16,356	2,349
Other non-current liabilities	31,882	(77,942)	(32,285)	(4,637)
Amounts due to related parties	(11,997)	(134)	—	—
Changes in lease assets and liabilities	—	—	(84,068)	(12,076)
Deferred tax assets and liabilities	(16,928)	(40,730)	(62,364)	(8,958)
Acquisitions and sales of financial products	(250,068)	156,082	162,202	23,300
Other operating cash flows	(166)	—	—	—
Net cash provided by operating activities	628,383	1,029,386	1,288,233	185,042
Cash flows from investing activities:
Purchases of property and equipment	(152,712)	(128,223)	(65,333)	(9,384)
Purchase of held-to-maturity investments	(101,000)	—	(74,500)	(10,701)
Proceeds from redemption of held-to-maturity investments	180,580	135,000	38,067	5,468
Purchases of available-for-sale investments	(663,537)	(43,904)	(16,056)	(2,306)
Proceeds from sale or redemption of available-for-sale investments	721,487	97,551	57,372	8,241
Purchase of other long-term investments	(371,917)	(197,233)	(33,460)	(4,806)
Proceeds from sale of other long-term investments	63,836	151,434	231,171	33,206
Purchase of investments held by consolidated funds	(52,638)	—	(1,575,592)	(226,320)
Proceeds from investments held by consolidated funds	—	—	1,228,732	176,496
Loans to related parties	(101,639)	—	(318,055)	(45,685)
Principal collection of loans to related parties	95,116	31,573	314,099	45,117
Loans disbursement to third parties	(5,532,111)	(13,590,068)	(7,086,712)	(1,017,942)
Principal collection of loans originated to third parties	4,878,539	13,707,549	6,993,745	1,004,589
Increase in investment in affiliates	(341,951)	(946,491)	(39,916)	(5,734)
Capital return from investment in affiliates	49,099	605,551	57,570	8,269
Proceeds from disposal of subsidiaries, net of cash deconsolidated	(5,009)	(25,232)	115,219	16,550
Acquisition, net of cash acquired	—	(193,184)	(8,363)	(1,202)
Purchase of loan receivables from factoring business	(200,000)	(34,904)	—	—
Collection of loan receivables from factoring business	700,000	34,904	—	—
Net cash used in investing activities	(833,857)	(395,677)	(182,012)	(26,144)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	19,692	45,896	31,686	4,551
Contribution from non-controlling shareholders of subsidiaries	35,123	63,929	518,613	74,495
Decrease in Mezzanine Equity – Redeemable non-controlling Interest of a Subsidiary	(343,346)	—	—	—
Return of non-controlling interests of subsidiaries	(1,970)	—	(6,988)	(1,004)
Prepayment from an investor to acquire interest in one subsidiary	30,000	—	—	—
Payments related to transfer of rights to the loan receivables from factoring business	200,000	34,904	—	—
Proceeds related to transfer of rights to the loan receivables from factoring business	(700,000)	(34,904)	—	—
Payment for repurchase of ordinary shares	(31,288)	—	—	—
Net cash (used in) provided by financing activities	(791,789)	109,825	543,311	78,042
Effect of exchange rate changes	(79,494)	56,304	37,811	5,432
Net (decrease) increases in cash, cash equivalents and restricted cash	(1,076,757)	799,838	1,687,343	242,372
Cash, cash equivalents and restricted cash—beginning of the period	2,983,510	1,906,753	2,706,591	388,777
Cash, cash equivalents and restricted cash—end of the period	1,906,753	2,706,591	4,393,934	631,149
Supplemental disclosure of cash flow information:
Cash paid for income taxes	205,039	211,503	209,975	30,161
Cash paid for interest expenses	23,737	13,022	430	62
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	3,577	9,572	1,311	188
Conversion of convertible notes	33,266	342,969	145,004	20,829
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	127,687	18,341
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,906,753	2,704,091	4,387,345	630,203
Restricted cash	—	2,500	6,589	946
Total cash, cash equivalents and restricted cash	1,906,753	2,706,591	4,393,934	631,149

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2018 and 2019

(In Thousands Renminbi, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands by six individuals (the “Founders”). The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a comprehensive integrated financial services group with wealth management, asset management and lending and other businesses in the People’s Republic of China (“PRC”). The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated variable interest entity, founded in the PRC in August 2005.

The Company’s significant subsidiaries as of December 31, 2019 include the following:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Noah Upright Fund Distribution Co., Ltd. (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.)	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd)	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Shanghai Rongyao Information Technology Co., Ltd.	March 2, 2011	PRC	100%
Kunshan Noah Xingguang Investment Management Co., Ltd.	August 12, 2011	PRC	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Gopher CCM Limited	August 17, 2015	Cayman	100%
Noah Rongyitong (Wuhu) Microfinance Co., Ltd.	August 13, 2013	PRC	100%
ARK Trust (Hongkong) Limited	September 15, 2014	Hong Kong	100%
Noah (Shanghai) Financial Leasing Co., Ltd	December 20, 2014	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Gopher International Investment Management (Shanghai) Limited	November 14, 2016	PRC	100%
Noah Insurance Services LLC	February 10, 2017	US	100%
Wuhu Noah Financial Services Co., Ltd.	July 26, 2017	PRC	100%
Joy Triple Star Holdings Limited	January 12, 2018	BVI	100%
Elivisa Consulting Pte Limited	April 9, 2019	Singapore	100%

Noah Investment’s significant subsidiaries as of December 31, 2019 include the following:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Tianjin Gopher Asset Management Co., Ltd.	March 18, 2010	PRC	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	100%
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	100%
Shanghai Gopher Asset Management Co. Ltd.	December 14, 2012	PRC	100%
Shanghai Mengkuan Asset Management Co., Ltd	March 24, 2015	PRC	100%
Gopher Nuobao (Shanghai) Asset Management Co., Ltd.	April 10, 2013	PRC	100%

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

Consolidation through contractual arrangements

The Company had been engaged in the fund distribution business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd). (“Noah Rongyao”), its PRC variable interest entity, Noah Investment, and Noah Investment’s shareholders because it was difficult for foreign invested enterprises and subsidiaries of foreign invested enterprise to apply for a fund distribution license. Noah Upright, a subsidiary of Noah Investment before March 2016, holds the licenses and permits necessary to conduct fund distribution and distribution of asset management plans sponsored by mutual fund management companies in China. However, as the license and permit approval authorities relaxed their requirements for invested enterprise to apply for fund distribution license, Noah Upright was restructured to be a subsidiary of Shanghai Noah Financial Services Corp., or Noah Financial Services, through equity transfer in March 2016.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Rongyao, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include: (i) a Power of Attorney Agreement under which each shareholder of Noah Investment has executed a power of attorney to grant Noah Rongyao or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of the Company, (ii) an Exclusive Option Agreement under which the shareholders granted Noah Investment or its third-party designee an irrevocable and exclusive option to purchase their equity interests in Noah Investment when and to the extent permitted by PRC law, (iii) an Exclusive Support Service Agreement under which Noah Investment engages Noah Rongyao as its exclusive technical and operational consultant and under which Noah Rongyao agrees to assist in arranging the financial support necessary to conduct Noah Investment’s operational activities, (iv) a Share Pledge Agreement under which the shareholders pledged all of their equity interests in Noah Investment to Noah Rongyao as collateral to secure their obligations under the agreement, and (v) a Free-Interest Loan Agreement under which each shareholder of Noah Investment entered into a loan agreement with Noah Rongyao for their respective investment in the equity interests in Noah Investment. The total amount of interest-free loans extended to the Founders is RMB27 million (approximately US$3.88 million) which has been injected into Noah Investment. The Founders of Noah Investment effectively acted as a conduit to fund the required capital contributions from the Company into Noah Rongyao, are non-substantive shareholders and received no consideration for entering into such transactions. Under the above agreements, the shareholders of Noah Investment irrevocably granted Noah Rongyao the power to exercise all voting rights to which they were entitled. In December 2013, these loans were further restructured and each shareholder of Noah Investment re-entered into a new no-interest loan agreement with Noah Rongyao. The principal amounts of such no-interest loans to these shareholders were the same as that of the initial loans. The loan agreements will expire in December 2023. In addition, Noah Rongyao has the option to acquire all of the equity interests in Noah Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Noah Rongyao is entitled to receive service fees for certain services to be provided to Noah Investment.

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

However, the aforementioned contractual arrangements with Noah Investment and its shareholders are subject to risks and uncertainties, including:

●	Noah Investment and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

●	Noah Investment and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.
●	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Share Pledge Agreement have been registered by the shareholders of Noah Investment with the relevant office of the administration of industry and commerce, however, the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.
●	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	It may be difficult to finance Noah Investment by means of loans or capital contributions. Loans from the offshore parent company to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain.

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If it’s assessed to be a VIE, the Group further assesses whether there is any interest it has constitutes a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed as VIEs not consolidated by the Group due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change. As of December 31, 2018 and 2019, two investment funds were consolidated by the Group.

The Group also manages the contractual funds which it manages as fund manager and earns management fee and/or carried interest. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds which are believed to be VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and concluded it's not the primary beneficiary.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Cash and cash equivalents	456,063	892,944	128,264
Restricted cash	2,500	2,509	360
Short-term investments	405,930	652,759	93,763
Accounts receivable, net of allowance for doubtful accounts	11,484	22,253	3,196
Amounts due from related parties	279,860	338,655	48,645
Other current assets	116,756	125,877	18,080
Long-term investments	418,710	496,095	71,260
Investment in affiliates	1,011,565	843,866	121,214
Property and equipment, net	24,681	17,922	2,574
Deferred tax assets	29,452	42,918	6,165
Other non-current assets	17,767	17,902	2,572
Total assets	2,774,768	3,453,700	496,093
Accrued payroll and welfare expenses	108,257	102,211	14,682
Income tax payable	49,192	63,333	9,097
Amounts due to the Group’s subsidiaries	606,440	583,347	83,793
Deferred revenue	23,658	24,363	3,500
Deferred tax liabilities	11,609	13,637	1,959
Other current liabilities	76,129	159,037	22,844
Total liabilities	875,285	945,928	135,875

	Years Ended December 31
	(Amount in Thousands)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenue:
Revenues from others
One-time commissions	16,521	13,146	71,528	10,274
Recurring service fees	24,275	16,884	3,032	436
Performance-based income	2,389	531	—	—
Other service fees	58,789	91,538	124,837	17,932
Total revenues from others	101,974	122,099	199,397	28,642
Revenues from funds Gopher manages
One-time commissions	1,012	2,085	3,660	526
Recurring service fees	306,883	501,873	615,999	88,482
Performance-based income	37,240	92,127	53,010	7,614
Total revenues from funds Gopher manages	345,135	596,085	672,669	96,622
Total revenues	447,109	718,184	872,066	125,264
Less: VAT related surcharges	(2,792)	(3,715)	(4,916)	(706)
Net revenues	444,317	714,469	867,150	124,558
Total operating cost and expenses	(361,765)	(372,870)	(565,203)	(81,187)
Total other income	43,281	73,119	51,370	7,379
Net income	149,703	316,951	289,514	41,586
Net income attributable to Noah Holding Limited shareholders	147,483	306,912	278,827	40,051
Cash flows provided by operating activities*	426,663	429,008	761,312	109,356
Cash flows used in investing activities	(372,590)	(379,327)	(345,092)	(49,569)
Cash flows provided by financing activities	15,680	14,210	20,670	2,969

*	Cash flows provided by operating activities in 2017, 2018 and 2019 include amounts due to the Group’s subsidiaries of RMB498,557, RMB606,440 and RMB583,347 (US$83,793).

The VIEs contributed an aggregate of 15.7%, 21.7% and 25.6% of the consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively and an aggregate 19.6%, 39.4% and 33.5% of the consolidated net income for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 34.6% and 35.2%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

As of December 31, 2018 and 2019, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2018 and 2019, respectively.

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Amounts due from related parties	79,464	88,415	12,700
Investments	581,255	471,602	67,741
Maximum exposure to loss in non-consolidated VIEs	660,719	560,017	80,441

The Group has not provided financial support to these nonconsolidated VIEs during the years ended December 31, 2018 and 2019, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these nonconsolidated VIEs as of December 31, 2018 and 2019.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for doubtful accounts, allowance for loan losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of equity investments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, impairment of long-term investments and the determination of the incremental borrowing rate used for operating lease liabilities.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables and investments. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for 1% of total assets for the years ended December 31, 2017, 2018, and 2019. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Substantially all revenues were generated mainland of China and Hong Kong.

There were no financial product providers which accounted for 10% or more of total revenues for the years ended December 31, 2017, 2018, and 2019.

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

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

As a practical expedient, the Group uses Net Asset Value ("NAV") or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are certain private equity funds.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and money market funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

As of December 31, 2018 and 2019, cash and cash equivalents of RMB32,223 and RMB54,741, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated fund.

(h) Restricted Cash

The Group’s restricted cash primarily represents cash legally set aside for a specified purpose and cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in China. Such cash cannot be withdrawn without the written approval of the China Insurance Regulatory Commission.

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

On January 1, 2018, the Group adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Group started to record equity investments at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes . The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable. The accounting standard also includes a transition requirement on presentation that requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings. As a result, upon adoption of ASU 2016-01, the Group recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$36.1 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale securities. This adjustment had no overall impact on shareholders’ equity; however, since these net unrealized gains are now included within retained earnings, they will not appear as realized gains on the Group’s consolidated income statement when sold.

Equity investments the Group elects to use measurement alternative are evaluated for impairment qualitatively at each reporting date based on various factors, including projected and historical financial performance, cash flow forecasts and financing needs, the regulatory and economic environment of the investee and overall health of the investee's industry. If impairment indicators of the investment are noted, the Group has to estimate the fair value of the investment in accordance with ASC 820. An impairment loss in net income will be recognized equal to the difference between the carrying value and fair value if the fair value is less than the investment’s carrying value.

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

(j) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet, earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was RMB337,677 and RMB861,493, respectively as of December 31, 2018 and 2019. The net loss attributable to non-controlling interest was RMB13,745 and RMB7,551, respectively for the years ended December 31, 2017 and 2018, and net income attributable to non-controlling interest was RMB34,608 for the year ended December 31, 2019.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	762,923	811,297	829,151	119,098
Transfers from the non-controlling interest:
Increase in Noah’s equity by partial disposal of subsidiaries	30	—	—	—
Increase in Noah’s capital from contribution of non-controlling interest	—	—	17,640	2,534
Net transfers from non-controlling interest	30	—	17,640	2,534
Change from net income attributable to Noah and transfers from non-controlling interest	762,953	811,297	846,791	121,632

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

(l) Revenue Recognition

On January 1, 2018, the Group adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the years ended December 31, 2018 and 2019 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Group’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended December 31, 2018 and 2019.

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

The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2018 and 2019:

	Year Ended December 31, 2019
	(Amount in Thousands)
	Wealth Management	Assets Management	Lending and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	928,061	3,607	—	931,668
Recurring service fees	1,155,450	690,015	—	1,845,465
Performance-based income	23,430	89,655	—	113,085
Other service fees	222,912	4,274	295,772	522,958
Lending services	91,164	—	285,473	376,637
Investor education services	26,353	—	—	26,353
Other services(1)	105,395	4,274	10,299	119,968
Total revenues	2,329,853	787,551	295,772	3,413,176
(1)	The Group also provides other services including financial leasing, family trust and payment technology services.

	Year Ended December 31, 2018
	(Amount in Thousands)
			Other Financial
	Wealth Management	Assets Management	Service
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	1,024,323	3,670	—	1,027,993
Recurring service fees	1,136,010	640,539	—	1,776,549
Performance-based income	44,309	99,325	—	143,634
Other service fees	113,570	8,225	240,091	361,886
Lending services	—	—	209,804	209,804
Investor education services	36,555	—	—	36,555
Other services	77,015	8,225	30,287	115,527
Total revenues	2,318,212	751,759	240,091	3,310,062

For the Group's revenues generated by the different geographic location, please see note 18 segment information.

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

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of financial products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the financial products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

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

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services when the Group transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of December 31, 2018 and 2019 were substantially within one year.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance for recurring service fees, from customers of investment management services. Due to the prepayment was normally paid on a quarterly basis, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2018 and 2019 that was included in deferred revenue balance at the beginning of the year was RMB177.4 million and RMB133.5 million, respectively.

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

(m) VAT Related Surcharges

The Group is subject to Value-added Tax (“VAT”) and its related education surtax, urban maintenance and construction tax, on the services provided in the PRC. VAT and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction. The applicable VAT rates include 3%, 6%, 11%, and 17%. Besides, the rate for our PRC subsidiaries and our variable interest entities is mainly 6%.They can be presented either on a gross basis (included in revenues and costs) or on a net basis (excluded from revenue) at the Group’s accounting policy decision under U.S. GAAP. The Group has elected to report such VAT related surcharges on a net basis as a reduction of revenues. From May 1, 2018, the tax rate of 11% and 17% declined to 10% and 16%. According to Circular 39, these two applicable VAT rates further reduced to 9% and 13% respectively from April 1, 2019. The deduction of such rates will lead to less VAT input that the Group can utilize which will increase VAT liability and related surcharges accordingly.

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

(q) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies are RMB74,156, RMB62,583 and RMB89,278 for the years ended December 31, 2017, 2018 and 2019, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

(s) Leases

The Group as a lessee

In the first quarter of 2019, the Group adopted Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The Group also elected the package of practical expedients, which among other things, does not require reassessment of lease classification. Upon adoption, the Group recorded ROU assets of RMB309.9 million and lease liabilities of RMB330.8 million, resulting in no cumulative-effect adjustment to retained earnings as of January 1, 2019.

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Group’s consolidated balance sheets and operating lease liabilities - short-term are recorded within other current liabilities. Operating lease assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term.

The Group as a lessor

The Group enters into operating lease agreements for vehicles where the Group acts as the lessor, the Group keeps the underlying assets on the consolidated balance sheet and continues to depreciate the assets over its useful life. The lease income is recognized in other revenues on a straight-line basis over the lease term.

The Group also enters into sale and leaseback agreements as a buyer-lessor with a third party (seller-lessee) for motor vehicles. The seller-lessee has repurchase obligations to acquire these motor vehicles at the end of the lease terms, consequently under ASC 842 the transfers of the vehicles are determined to be failed sales and are treated as financing agreements. The Group records financing receivables from these transactions in other current assets and other non-current assets according to the remaining contract period. The difference between the gross investment in the lease and the present value of lease receivables is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease. Unearned income is recognized as other income and is included in "Net revenue - revenue from others - other service fees".

(t) Foreign Currency Translation

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

Translations of amounts from RMB into US$ are included solely for the convenience of the reader and have been made at the rate of US$1 = RMB6.9618 on December 31, 2019, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(u) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, change in fair value of available-for-sale investments and foreign currency translation adjustments.

(v) Loan receivables, net

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

(w) Allowance for loan losses

The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. Net changes in the allowance for loan losses are recorded as part of other operating expenses in the consolidated statement of operations. The allowance is based on factors such as the size and current risk characteristics of the individual loans and actual loss, delinquency, and/or risk rating experience of the loans. Generally the period of the loans last for no more than 1 year, and are considered to be a homogenous population of similar credit quality. In addition, the Group also considers the loan allowance benchmarks periodically published by regulators for financial institutions in the PRC for loans with similar risks as a proxy for macroeconomic conditions that could have an impact on the performance of loans prospectively. Specific reserves are provided when and to the extent a credit event occurs with respect to an individual loan. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Group charges off uncollectible loans against the allowance account once it is determined the full amount is not collectible. Any amounts collected after a charge off is deemed a recovery of loan losses. The Group evaluates its allowances for loan losses on a quarterly basis or more often as deemed necessary. The Group has followed the same methodology for estimating the loan losses since inception. The provision rate for loans outstanding as of December 31, 2018 and 2019 were 0.42% and 0.78%, respectively.

The Group performed a “back test” of the allowance for loan losses estimate by comparing the actual loan losses in 2019 to the estimated loan losses as of December 31, 2018. No significant difference was identified. In case significant variance is identified through the back test, the estimate methodology will be modified to reflect expected loan losses.

(x) Sale accounting

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

For transfers that qualify for sale accounting in accordance with ASC 860, cash receipts and cash payments resulting from their acquisition and sale are classified as operating cash flows. As the loans are sold at par value, no gain or loss is recorded as a result. The Group’s continuing involvement subsequent to the transfer is limited to the services performed as a collection agent to collect and disburse cash flows received from the underlying receivables to the individual investors, and does not provide guarantee on the return of the receivables. The Group has no retained interests, servicing assets, or servicing liabilities related to the loans sold. From the second quarter of 2019, such transactions related to loan receivables from factoring business were terminated.

In 2017, the Group extended such business model to receivables from other business. The transfers of receivables from other business also qualify for sale accounting in accordance with ASC 860. As a result, the Group adopted the same accounting policy as described in the preceding paragraph.

(y) Allowances for doubtful accounts

Amount due from related parties, accounts receivable, loan receivables from factoring business and other receivables recognized in other current assets are recorded at the invoiced amount and do not bear interest. The Group assesses the collectability of these receivables periodically and makes provisions case by case considering the factors including, but not limited to (i) the length of time the receivables overdue; (ii) any changes in creditability of the counterparties; and (iii) any changes in the business or the industry of the counterparty, or any changes in economic environment that may impact the collection. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. The Group writes off these receivables against the allowance for doubtful accounts when a balance is determined to be uncollectible.

The following table summarizes the changes in the Group’s reserve for allowances for doubtful accounts, which is included in amount due from related parties, accounts receivable, loan receivables from factoring business and other receivables:

Year ended December 31, 2019
(Amounts in thousands)
	Amount due	Accounts	Loan receivables	Other
	from related parties	receivable	from factoring business	receivables
	RMB	RMB	RMB	RMB
Balance at beginning of the year	—	—	—	—
Provisions	14,602	11,858	82,000	16,912
Write off	(14,602)	(11,858)	(82,000)	(16,912)
Balance at end of the year	—	—	—	—

As of December 31, 2017 and 2018, no allowance of doubtful accounts was provided, respectively.

(z) Accounting Standards Issued But Not Yet Implemented

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments , which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10. ASU 2019-11 and ASU 2020-03. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group will adopt the guidance on January 1, 2020 and does not expect the adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13. The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimus for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. The Group will adopt the guidance on January 1, 2020 and does not expect the adoption to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Years Ended December 31,
	(Amount in Thousands, Except Shares Data)
	2017	2018	2019	2019
	Class A and Class B	Class A and Class B	Class A and Class B	Class A and Class B
	RMB	RMB	RMB	US$
Net income attributable to Class A and Class B ordinary shareholders—basic	762,923	811,297	829,151	119,098
Plus: interest expense for convertible notes	20,042	7,707	679	98
Net income attributable to Class A and Class B ordinary shareholders—diluted	782,965	819,004	829,830	119,196
Weighted average number of Class A and Class B ordinary shares outstanding—basic	28,275,637	29,288,401	30,580,181	30,580,181
Plus: share options	189,508	347,703	244,806	244,806
Plus: non-vested restricted shares	73,337	26,308	36,385	36,385
Plus: shares outstanding for convertible notes	1,695,341	1,048,128	62,723	62,723
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	30,233,823	30,710,540	30,924,095	30,924,095
Basic net income per share	26.98	27.70	27.12	3.90
Diluted net income per share	25.90	26.67	26.84	3.86

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

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2017	2018	2019
Share options	243,561	168,203	72,929
Non-vested restricted shares	—	150,897	91,550
Total	243,561	319,100	164,479

4. Other Current Assets

Components of other current assets are as follows:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Receivables from financial leasing service	216,071	64,686	9,291
Advance to vendors	93,192	11,051	1,587
Deposits for lending service	45,992	670	96
Receivables from equity transfer	—	42,985	6,174
VAT receivable	34,161	71,337	10,247
Others	63,853	52,972	7,609
Total	453,269	243,701	35,004

Receivables from financial leasing service relates to financial leasing business the Group started in 2017. The receivables are initially recognized as long-term receivables as the underlying leases typically have a term of two or three years. The balances of the receivables , short-term and long-term, as of December 31, 2018 and 2019, respectively, was RMB244,405 and RMB65,726, of which RMB216,071 and RMB64,686 was reclassified from other non-current assets to other current assets because the remaining financial leasing term was less than one year.

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments
- Fixed income products	12,400	28,500	4,094
Total held-to-maturity investments	12,400	28,500	4,094
- Available-for-sale investments
- Fixed income products	42,148	—	—
Total available-for-sale investments	42,148	—	—
Total Investments held by consolidated investment funds	395,929	642,759	92,326
Total short-term investments	450,477	671,259	96,420
Long-term investments
- Held-to-maturity investments
- Fixed income products	121,671	36,816	5,288
Total held-to-maturity investments	121,671	36,816	5,288
- Available-for-sale investments
- Fixed income product	139,994	15,081	2,167
Total available-for-sale investments	139,994	15,081	2,167
- Other long-term investments
- Investments measured at fair value	374,612	255,967	36,767
- Investments measured at cost less impairment
- Private equity funds products	138,149	105,614	15,171
- Other investments measured at cost less impairment	141,200	207,302	29,777
Total other long-term investments	653,961	568,883	81,715
Total Investments held by consolidated investment funds	109,439	260,311	37,391
Total long-term investments	1,025,065	881,091	126,561
Total investments	1,475,542	1,552,350	222,981

Held-to-maturity investments consist of investments in fixed income products managed by the Group that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB22,090, RMB19,740 and RMB5,711 for the years ended December 31, 2017, 2018 and 2019, respectively. The gross unrecognized holding gain was RMB5,863 and RMB4,565 as of December 31, 2018 and 2019. Of the long-term held-to-maturity investments, RMB36,816 will mature in 2021. Based on periodical assessment on other-than-temporary impairment, for certain held -to-maturity investments, the Group considered that the collection is not probable due to credit deterioration of the underlying investments, and concluded that other-than-temporary impairments have resulted since the second quarter of 2019. The other-than-temporary impairment losses was RMB104,365 and recorded in investment income (loss) for the year ended December 31, 2019. No impairment losses were recognized for the years ended December 31, 2018 and 2017.

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. On January 1, 2018, upon adoption of ASU 2016-01, the Group recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US $36.1 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale investments. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2018 and 2019 was RMB9,314 and RMB4,306, recorded in the other comprehensive income, of which RMB9,663 and RMB5,103 was realized and reclassified from other comprehensive income to investment income in the consolidated statements of operations during the year. The amortized cost of the available-for-sale investments as of December 31, 2018 and 2019 was RMB182,142 and RMB15,081, respectively. There’s no investment with realized or unrealized losses during the periods presented.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest, equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment.

6. Fair Value Measurement

As of December 31, 2018, and December 31, 2019, information about (i) inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2018	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Short-term investments
Available-for-sale investments	42,148	—	42,148	—
Investments held by consolidated investment fund	395,929	—	395,929	—
Long-term investments
Available-for-sale investments	139,994	—	139,994	—
Investments held by consolidated investment fund	109,439	—	109,439	—
Other long-term investments measured at fair value	374,612	157,855	216,757	—

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	NAV
Description	2019	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Investments held by consolidated investment funds	642,759	—	642,759	—	—
Long-term investments
Available-for-sale investments	15,081	—	15,081	—	—
Investments held by consolidated investment fund	260,311	—	260,311	—	—
Other long-term investments measured at fair value	255,967	7,968	—	219,679	28,320

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

As of December 31, 2018 and 2019, the Group has two consolidated investment funds whose underlying investments are either bonds or asset management plans. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Other long-term investments measured at fair value are (i) equity investments in listed companies whose fair value can be obtained through active markets which is classified within Level 1 measurement, (ii) private equity funds categorized within Level 3 of the fair value hierarchy, and (iii) private equity funds measured at NAV.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2019, presented as follows:

	RMB	US$
	(Amount in Thousands)
Beginning balance of investments, at fair value	—	—
Transfer of investments in fair value hierarchy from Level 2 to Level 3	193,105	27,738
Measurement approach change from measurement alternative to fair value measurement	35,176	5,053
Disposal of portfolio investments	(14,109)	(2,027)
Changes in gains included in investment income (loss)	5,507	791
Ending balance of investments, at fair value	219,679	31,555
Changes in net unrealized gains included in investment income (loss) related to Level 3 investments still held as of December 31, 2019	878	126

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the consolidated statements of operations.

The private equity funds were previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However as no observable transactions of the investments occurred since middle of 2018, the Group’s valuation methodology in 2019 for these investments involved significant unobservable inputs that required significant judgment or estimation. Hence such investments were classified within Level 3 measurement at the beginning of the period. In 2019, the Group also elected to measure a single investment at fair value, which was previously measured using the measurement alternative at cost, less impairment.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheet but whose fair values are practicable to estimate. The Group believes the fair value of its financial instruments: principally cash and cash equivalents, restricted cash, accounts receivable, amount due from related parties, short-term held-to-maturity investments, loan receivables and other payables approximate their recorded values due to the short-term nature of the instruments.

As of December 31, 2018 and 2019, information about inputs into the fair value measurements of the Group’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

Fair Value Measurements at Reporting Date Using
(Amount in Thousands)
Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	As of December 31, 2018		Assets	Inputs	Inputs
Description	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investments – held-to-maturity:
Investment in fixed income products	121,671	144,086	—	144,086	—

Fair Value Measurements at Reporting Date Using
(Amount in Thousands)
Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	As of December 31, 2019		Assets	Inputs	Inputs
Description	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investments – held-to-maturity:
Investment in fixed income products	36,816	41,062	—	41,062	—

Fair value measurement on a non-recurring basis for the year ended December 31, 2019 included that used in impairment of held-to-maturity investment (see Note 5) which was classified as a level 3 fair value measurement, and the Group did not have assets or liabilities reported at fair value on a non-recurring basis for the year ended December 31, 2018.

On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value that the Group cannot estimate fair value without undue cost, the Group elected to record those investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, which are generally not categorized in the fair value hierarchy. As of December 31, 2018 and 2019, the carrying value of equity investments without readily determinable fair value was RMB279,349 and RMB312,916, respectively.

The fair value of long-term investments in fixed income products is estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

7. Investment in Affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Kunshan Jingzhao	7,903	8,069	1,159
Wanjia Win-Win	91,012	93,907	13,489
Wuhu Hongxing	9,324	9,648	1,386
Others	12,361	9,516	1,367
Funds that the Group serves as general partner	1,254,510	1,151,121	165,348
-Gopher Transform Private Fund	144,402	142,739	20,503
-Real estate funds and real estate funds of funds	189,175	50,321	7,228
-Private equity funds of funds	909,964	946,242	135,919
-Others	10,969	11,819	1,698
Total investment in affiliates	1,375,110	1,272,261	182,749

In May 2011, Tianjin Gopher injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by Gopher Asset Management had been diluted to 28%.

In April 2016, Shanghai Gopher Asset Management injected RMB9.8 million into Wuhu Hongxing Meikailong Equity Investment Management Co., Ltd (“Wuhu Hongxing”), a newly setup joint venture, for 50% of equity interest. Wuhu Hongixng principally engages in equity investment, asset management and investment consulting related to commercial properties.

In the fourth quarter of 2016, Gopher Asset Management injected RMB150 million into Gopher Transformation Private Fund, accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher Asset Management, the fund are not consolidated by the Group based on the facts that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause.

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

The Group recorded income from equity in affiliates of RMB92,136, RMB14,469 and RMB115,809 for the years ended December 31, 2017, 2018 and 2019, respectively.

Summarized financial information

The following table shows summarized financial information relating to the statements of financial condition for the Group’s equity method investments assuming 100% ownership as of December 31, 2018 and 2019:

	As of December 31
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Balance sheet data:
Current assets	3,292,029	3,727,537	535,427
Non-current assets	33,836,936	32,074,801	4,607,257
Current liabilities	327,025	990,696	142,305
Non-current liabilities	1,658,657	1,668,928	239,727

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2017, 2018 and 2019:

	Years Ended December 31,
	(Amount in Thousands)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Operating data:
Revenue	237,589	707,501	2,177,056	312,714
Income (Loss) from operations	(1,609,708)	131,969	470,278	67,551
Net Realized and Unrealized Gain from investments	1,846,396	319,127	632,934	90,915
Net income	247,865	537,705	1,109,261	159,335

8. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Leasehold improvements	169,367	175,579	25,220
Furniture, fixtures and equipment	125,199	133,217	19,135
Motor vehicles	146,167	122,474	17,592
Software	109,748	124,754	17,920
Property	55,154	55,154	7,923
	605,635	611,178	87,790
Accumulated depreciation	(278,549)	(332,610)	(47,776)
	327,086	278,568	40,014
Construction in progress	19,567	17,752	2,550
Property and equipment, net	346,653	296,320	42,564

Depreciation expense was RMB81,964, RMB92,282 and RMB105,432 for the years ended December 31, 2017, 2018 and 2019, respectively.

9. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Accrued expenses	152,805	143,042	20,547
Advance from customers	159,030	33,507	4,813
Interest payable for convertible notes	2,100	—	—
Deposits from lending and other business	116,765	42,265	6,071
Other payables	123,450	96,141	13,809
Payable to individual investors of lending and other business	122,828	50,793	7,296
Payable for purchases of property and equipment	9,572	1,311	188
Other tax payable	36,102	28,452	4,087
Operating lease liability-current	—	11,674	1,677
Payable to individual for trust service	—	314,713	45,206
Total	722,652	721,898	103,694

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Deposits from lending and other businesses mainly consists of the security deposits from individual borrowers for their loans.

Payable to individual investors of lending and other businesses consists of interests and principals payable to individual investors who purchased other financial products distributed by the Group.

Payable to individual for trust service consists of the proceeds of stock sold on behalf of individual trust client and would be remitted to such client in a short period.

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

The tax expense (benefit) comprises:

	Years Ended December 31,
	(Amount in Thousands)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current Tax	198,841	246,079	282,422	40,568
Deferred Tax	244	(23,759)	(62,397)	(8,963)
Total	199,085	222,320	220,025	31,605

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2017	2018	2019
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.14%	0.38%	0.04%
Effect of tax-free investment income	(2.03)%	(0.49)%	(1.37)%
Effect of different tax rate of subsidiary in other jurisdiction	(3.30)%	(2.54)%	(5.13)%
Effect of deferred tax asset allowance	1.07%	1.57%	5.85%
Effect of tax holidays	(0.73)%	(1.00)%	(2.60)%
Effect of income from equity in Fund of Fund	1.92%	0.49%	1.27%
Effect of true-ups	0.84%	(1.51)%	(0.47)%
Effect of others	0.01%	0.10%	0.14%
	22.92%	22.00%	22.73%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31,
	(Amount in Thousands Except Shares Data)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Aggregate	6,367	10,106	25,146	3,612
Per share effect-basic	0.23	0.35	0.82	0.12
Per share effect-diluted	0.21	0.33	0.81	0.12

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	5,743	3,240	465
Tax loss carry forward	117,978	215,423	30,944
Unrealized other income	2,012	1,226	176
Others	3,302	4,194	602
Gross deferred tax assets	129,035	224,083	32,187
Valuation allowance	(15,651)	(56,653)	(8,137)
Net deferred tax assets	113,384	167,430	24,050
Deferred tax liabilities:
Unrealized investment income	67,092	56,401	8,101
Net deferred tax liabilities (after offsetting)	67,092	56,401	8,101

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2019, operating loss carry forward amounted to RMB861,692 for the PRC and Hong Kong income tax purpose. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carry forward that the Group recognized will begin to expire from 2020 to 2025. During the years ended December 31, 2018 and 2019, the Group recorded an allowance of RMB15,651 and RMB56,653, respectively for deferred tax assets which are not more likely than not to be realized.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB3.3 billion as of December 31, 2019. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no additional provision for PRC dividend withholding tax was accrued. Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB1.5 billion as of December 31, 2019. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2017, 2018 and 2019. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

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

11. Loans Receivable, Net

Loans receivable as of December 31, 2018 and 2019 consist of the following:

	2018	2019	2019
	RMB	RMB	US$
	(Amount in Thousands)
Loans receivable:
-Within credit term	622,775	554,178	79,602
-Past due	—	105,029	15,086
Total loans receivable	622,775	659,207	94,688
Allowance for loan losses	(2,556)	(5,147)	(739)
Loans receivable, net	620,219	654,060	93,949

The loan interest rates range between 4% and 18% for the years ended December 31, 2019. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB34,910 were recorded in other non-current assets as of December 31, 2019. RMB525.2 million and RMB508.6 million of the balance is secured by collateral as of December 31, 2018 and 2019, respectively. The Group also purchased past due loans from third parties with the amount of RMB206.3 million for the year ended December 31, 2019, among which the loan receivables of RMB100.7 million were collected or transferred to other investors.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2018 and 2019.

	RMB	US$
	(Amount in Thousands)
Loans receivable—December 31, 2017	3,244	466
Provisions	2,556	367
Reversal of allowance provided	(3,244)	(466)
Loans receivable—December 31, 2018	2,556	367
Provisions	7,907	1,136
Reversal of allowance provided	(2,556)	(367)
Write off	(2,760)	(397)
Loans receivable—December 31, 2019	5,147	739

12. Convertible notes

On February 3, 2015, the Company issued an aggregate principal amount of US$80 million (RMB556.9 million as of December 31, 2019) of convertible notes (“Notes”) through private placement to Greenwoods Asset Management, Hillhouse Capital Management and Keywise Capital Management. The Notes bear interest at a rate of 3.5% per annum from the issuance date through maturity on February 3, 2020 (the “maturity date”), and is payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The Notes will be convertible, at the holders’ option, into the Company’s ADSs, two of which represent one ordinary share of the Company, at a conversion price of US$23.03 (RMB160.33 as of December 31, 2019) per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes, subject to customary adjustments. The conversion feature requires physical settlement, and can only be exercised when the portion to be converted is at least US$10 million or a lesser amount then held by the holder. The holders will have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018 or on the maturity date, or upon a fundamental change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Events of default include failure to pay principal or interest, breach of conversion obligation, suspension from trading or failure of ADSs to be listed, bankruptcy, etc. Debt issuance costs of nil is recorded as a direct deduction from the face amount of convertible notes.

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. In addition, as the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized. US$5 million, US$53.91 million and US$21.09 million of the Notes have been converted to 217,108 ADS (represents 108,554 ordinary shares), 2,340,860 ADS (represents 1,170,430 ordinary shares) and 915,762 ADS (represents 457,881 ordinary shares) at the contractual conversion price of US$23.03 per ADS during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, all convertible notes have been converted to ADS.

13. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses were RMB93,693, RMB115,529 and RMB109,842 for the years ended December 31, 2017, 2018 and 2019, respectively. Cash payments against operating lease liabilities were RMB108,490 for the year ended December 31, 2019.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	2019	2019
Operating leases:	RMB	US$
	(Amount in Thousands)
Operating leases right-of-use assets	352,186	50,588

Current portion of lease liabilities	11,674	1,677
Non-current portion of lease liabilities	362,757	52,107
Total operating lease liabilities	374,431	53,784

Weighted average remaining lease term (years)	4.64
Weighted average discount rate	4.31%

Maturities of operating lease liabilities for the next five years are as follows:

Years Ending December 31	RMB	US$
	(Amount in Thousands)
2020	97,825	14,052
2021	85,403	12,267
2022	79,496	11,419
2023	66,136	9,500
2024 and after	76,467	10,984
Total lease payment	405,327	58,222
Less imputed interest	(30,896)	(4,438)
Total	374,431	53,784

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2018 were as follows:

Years Ending December 31	RMB
(Amount in Thousands)
2019	93,729
2020	72,459
2021	59,008
2022	54,103
2023 and after	87,151
Total	366,450

As a lessor:

The income recognized for sale and leaseback agreements was RMB37,961 for the year ended December 31, 2019.

The following table sets out a maturity analysis of sale and leaseback financing receivables as well as a reconciliation to the total amount of receivables recognized in the consolidated balance sheet:

Years Ending December 31	RMB	US$
	(Amount in Thousands)
2020	67,135	9,643
2021	2,184	314
Total future minimum payments receivables	69,319	9,957
Less: unearned income	(3,593)	(516)
Total sale and leaseback financing receivables	65,726	9,441
Amounts due within one year	64,686	9,291
Amounts due beyond one year	1,040	150

14. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. In 2017, the Company used US$4,809 (RMB31,280) to repurchase 198,694 ADSs (represents 99,347 ordinary shares). In April 2017, the Company canceled 2,492,146 ADSs (represents 1,246,073 ordinary shares) with a carrying amount of US$18,667 (RMB121,452). In 2019, the Company canceled remaining 280,958 ADSs (represents 140,479 ordinary shares) with a carrying amount of US$6,190 (RMB40,267). As of December 31, 2019, all treasure stock have been retired.

15. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Share options	51,054	45,973	40,533	5,822
Non-vested restricted shares	42,581	66,790	54,364	7,809
Total share-based compensation	93,635	112,763	94,897	13,631

During the year ended December 31, 2010, the Group adopted its 2010 share incentive plan (the “2010 Plan”). Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted will be 10% of the Group’s current outstanding share capital, or 2,315,000 shares. Options have a ten-year life. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months. During the year ended 31, 2017, the Group adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 plan, the maximum aggregate number of shares which may be issued shall be 2,800,000. The term of any option granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

Share Options:

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017 and 2018 was RMB388.45 (US$47.96) and RMB396.37 (US$57.30) per share, respectively. No options were granted for the year ended December 31, 2019. There were 203,174, 201,630 and 152,410 options exercised during the years ended December 31, 2017, 2018 and 2019 respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted or modified:

	2017		2018
Average risk-free rate of return	1.93%		2.78%
Weighted average expected option life	6.1	years	6.1	years
Estimated volatility	68.8%		57.6%
Average dividend yield	Nil		Nil

The following table summarizes option activity during the year ended December 31, 2019:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	options	Price	Term	Options
		RMB		RMB
Outstanding as of January 1, 2019	571,474	343.14	7.0	34,344
Granted	—	—
Exercised	(152,410)	208.36
Forfeited	(32,359)	312.85
Outstanding as of December 31, 2019	386,705	398.80	6.3	6,455
Exercisable as of December 31, 2019	272,521	390.15	7.2	—

The aggregate intrinsic value of options exercised during the year ended December 31, 2019 was RMB9,451. As of December 31, 2019, there was RMB34,027 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.92 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2019 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares	value
		RMB
Non-vested as of January 1, 2019	370,613	483.29
Granted	37,566	418.16
Vested	(124,592)	506.02
Forfeited	(109,963)	543.68
Non-vested as of December 31, 2019	173,624	427.59

The total fair value of non-vested restricted shares vested during the year ended December 31, 2019 was RMB64,955. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the vesting date (or date of modification, as applicable). As of December 31, 2019, there was RMB74,421 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 2.30 years.

16. Employee Benefit Plans

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB163,234, RMB203,524 and RMB225,776 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17. Restricted Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB269,652 and RMB291,172 as of December 31, 2018 and 2019, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries and VIEs of RMB1,501,288 and RMB1,473,886 as of December 31, 2018 and 2019, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,773,440 and RMB1,771,647 as of December 31, 2018 and 2019, respectively. The restricted assets of the Company’s VIEs amounted to RMB627,567 and RMB655,509 as of December 31, 2018 and 2019, respectively.

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

The Group believes it operates in three reportable segments: wealth management, asset management and, lending and other financial service. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2017 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	539,938	1,087	—	541,025
Recurring service fees	577,544	27,548	—	605,092
Performance-based income	84,105	2,389	—	86,494
Other service fees	70,390	10,712	113,971	195,073
Total revenues from others	1,271,977	41,736	113,971	1,427,684
One-time commissions	560,047	1,012	—	561,059
Recurring service fees	300,352	502,409	—	802,761
Performance –based income	9,019	45,483	—	54,502
Total revenues from funds Gopher manages	869,418	548,904	—	1,418,322
Total revenues	2,141,395	590,640	113,971	2,846,006
Less: VAT related surcharges	(15,128)	(2,599)	(1,371)	(19,098)
Net revenues	2,126,267	588,041	112,600	2,826,908
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(611,550)	(4)	(4,510)	(616,064)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other Compensation	(463,370)	(190,032)	(126,615)	(780,017)
Total compensation and benefits	(1,074,920)	(201,327)	(131,125)	(1,407,372)
Selling expenses	(295,798)	(9,271)	(15,393)	(320,462)
General and administrative expenses	(146,122)	(70,618)	(30,045)	(246,785)
Provision for doubtful accounts	—	—	(2,093)	(2,093)
Other operating expenses	(77,490)	(27,773)	(42,055)	(147,318)
Government subsidies	49,008	23,848	1,300	74,156
Total operating cost and expenses	(1,545,322)	(285,141)	(219,411)	(2,049,874)
Income (loss) from operations	580,945	302,900	(106,811)	777,034

	Year Ended December 31, 2018 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	731,424	1,585	—	733,009
Recurring service fees	571,782	22,074	—	593,856
Performance-based income	42,570	531	—	43,101
Other service fees	113,570	8,225	240,091	361,886
Total revenues from others	1,459,346	32,415	240,091	1,731,852
One-time commissions	292,899	2,085	—	294,984
Recurring service fees	564,228	618,465	—	1,182,693
Performance –based income	1,739	98,794	—	100,533
Total revenues from funds Gopher manages	858,866	719,344	—	1,578,210
Total revenues	2,318,212	751,759	240,091	3,310,062
Less: VAT related surcharges	(12,206)	(3,228)	(5,020)	(20,454)
Net revenues	2,306,006	748,531	235,071	3,289,608
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(631,234)	—	(2,365)	(633,599)
Performance Fee Compensation	—	(21,175)	—	(21,175)
Other Compensation	(534,516)	(251,923)	(122,979)	(909,418)
Total compensation and benefits	(1,165,750)	(273,098)	(125,344)	(1,564,192)
Selling expenses	(367,589)	(22,200)	(22,931)	(412,720)
General and administrative expenses	(164,802)	(80,873)	(34,400)	(280,075)
Provision for doubtful accounts	—	—	688	688
Other operating expenses	(54,291)	(25,310)	(89,767)	(169,368)
Government subsidies	53,620	6,148	2,815	62,583
Total operating cost and expenses	(1,698,812)	(395,333)	(268,939)	(2,363,084)
Income (loss) from operations	607,194	353,198	(33,868)	926,524

	Year Ended December 31, 2019 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
One-time commissions	688,652	2,208	—	690,860
Recurring service fees	520,013	4,679	—	524,692
Performance-based income	23,333	104	—	23,437
Other service fees	222,912	4,274	295,772	522,958
Total revenues from others	1,454,910	11,265	295,772	1,761,947
One-time commissions	239,409	1,399	—	240,808
Recurring service fees	635,437	685,336	—	1,320,773
Performance –based income	97	89,551	—	89,648
Total revenues from funds Gopher manages	874,943	776,286	—	1,651,229
Total revenues	2,329,853	787,551	295,772	3,413,176
Less: VAT related surcharges	(10,574)	(3,971)	(6,819)	(21,364)
Net revenues	2,319,279	783,580	288,953	3,391,812
Operating cost and expenses:
Compensation and benefits
Relationship Manager Compensation	(625,044)	—	—	(625,044)
Performance Fee Compensation	—	(31,283)	—	(31,283)
Other Compensation	(607,336)	(248,612)	(98,495)	(954,443)
Total compensation and benefits	(1,232,380)	(279,895)	(98,495)	(1,610,770)
Selling expenses	(287,541)	(26,661)	(17,144)	(331,346)
General and administrative expenses	(194,908)	(71,805)	(29,779)	(296,492)
Provision for doubtful accounts	(121,572)	(3,800)	(5,351)	(130,723)
Other operating expenses	(103,846)	(25,978)	(66,969)	(196,793)
Government subsidies	58,704	15,878	14,696	89,278
Total operating cost and expenses	(1,881,543)	(392,261)	(203,042)	(2,476,846)
Income from operations	437,736	391,319	85,911	914,966

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2017 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,788,135	398,428	113,971	2,300,534
Hong Kong	353,260	192,212	—	545,472
Total revenues	2,141,395	590,640	113,971	2,846,006

	Year Ended December 31, 2018 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,750,754	565,137	240,091	2,555,982
Hong Kong	565,061	185,990	—	751,051
Others	2,397	632	—	3,029
Total revenues	2,318,212	751,759	240,091	3,310,062

	Year Ended December 31, 2019 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,494,742	676,837	295,772	2,467,351
Hong Kong	633,168	99,957	—	733,125
Others	201,943	10,757	—	212,700
Total revenues	2,329,853	787,551	295,772	3,413,176

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”)	Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona Film Investment Management Co., Ltd (“Wuhu Bona”)	Investee of Gopher Asset Management Co., Ltd.

Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	Investees of Kunshan Jingzhao Equity Investment Management Co., Ltd., an affiliate of the Group

Investee funds of Noah Holdings (Hong Kong) Limited	Investees of Noah Holdings (Hong Kong) Limited, a subsidiary of the Group

Investee funds of Gopher Assets	Investees of Gopher Asset Management Co., Ltd. (“Gopher Assets”), a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

Zhejiang Vanke-Noah Asset Management Co., Ltd (“Zhejiang Vanke”)	Investee of Gopher Asset Management Co., Ltd.

During the years ended December 31, 2017, 2018 and 2019, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	558,543	294,984	240,808	34,590
One-time commissions earned from funds subscribed by shareholders	2,517	—	—	—
Total one-time commissions	561,060	294,984	240,808	34,590
Recurring services fee
Investee funds of Gopher Assets	617,374	929,911	1,009,568	145,015
Wanjia Win-Win	1,079	—	688	99
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	42,128	33,009	15,759	2,264
Investee funds of Gopher Capital GP Ltd.	200,149	252,782	313,612	45,047
Wuhu Bona	—	8,491	—	—
Recurring services fee earned from funds subscribed by shareholders	—	2,868	—	—
Total recurring services fee	860,730	1,227,061	1,339,627	192,425
Performance-based income
Investee funds of Gopher Assets	44,580	92,128	34,248	4,919
Investee funds of Gopher Capital GP Ltd.	9,922	8,405	36,800	5,286
Zhejiang Vanke	—	—	18,600	2,672
Total performance-based income	54,502	100,533	89,648	12,877
Other service fee
Other services subscribed by shareholders	23,313	29,227	3,899	560
Investee funds of Gopher Capital GP Ltd.	1	—	—	—
Total other service fee	23,314	29,227	3,899	560
Total	1,499,606	1,651,805	1,673,982	240,452

As of December 31, 2018, and 2019, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Wanjia Win-Win	277	—	—
Investee funds of Gopher Assets	470,481	428,724	61,583
Investee funds of Kunshan Jingzhao Equity Investment Management Co., Ltd.	110	—	—
Investee funds of Gopher Capital GP Ltd.	55,556	70,247	10,090
Total	526,424	498,971	71,673

As of December 31, 2018, and 2019, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Investee funds of Gopher Assets	32,007	42,170	6,057
Investee funds of Gopher Capital GP Ltd.	13,770	7,564	1,087
Total	45,777	49,734	7,144

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2018, and 2019, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2018	2019	2019
	RMB	RMB	US$
Investee funds of Gopher Assets	88,158	74,664	10,725
Wanjia Win-Win	1,006	—	—
Investee funds of Gopher Capital GP Ltd.	10,311	1,402	201
Total	99,475	76,066	10,926

During the years ended December 31, 2017, 2018 and 2019, donation made to Shanghai Noah Foundation were RMB2.7 million, RMB1.2 million and RMB1.2 million, respectively.

20. Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

21. Subsequent events

In connection with certain credit funds managed by an affiliate of Gopher Asset Management Co., Ltd. ("Gopher Shanghai") providing supply chain financing involving companies related to Camsing International Holding Limited, which were later suspected to commit fraudulent activities, Gopher Shanghai has received notices from a court and an arbitration tribunal in 2020 concerning claims initiated by individual clients against Gopher Shanghai as the fund manager. Although Gopher Shanghai was not involved in any of the suspected fraudulent activities, the Group has been proactively assessing the potential legal risks and implications associated with this claim, which is currently at a preliminary stage, and other potential legal proceedings, to protect the best interests of the Group and its shareholders. As of the reporting date, it is not reasonably possible to estimate the impact on the financial results of the Group.

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread worldwide. Since then, the resulting restrictions on travel and quarantines in China and other countries and regions have caused adverse impacts on the Group’s businesses and might also indirectly impact the value of the Group's investments in certain industries. The extent to which COVID-19 impacts the business and financial results of the Group depends on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions to contain COVID-19 or mitigate its impact, among others.

As of the reporting date, COVID-19 has not caused a material negative impact on the Group’s business, financial condition, liquidity, results of operations and prospects. The future financial impact on the Group, if any, of COVID-19 cannot be reasonably estimated at this time, and the Group will continue to closely monitor the impact of the COVID-19 outbreak.