Form 20-F
period 2020-12-31
Noah Holdings Ltd
filed 2021-04-30
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,773,542 Class A ordinary shares issued, par value US$0.0005 per share, and 8,315,000 Class B ordinary shares issued, par value US$0.0005 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes‐Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active clients” for a given period refer to registered clients who obtain investment products distributed or provided by us during that given period, excluding clients in our lending and other businesses segment;
●	“ADSs” refer to our American depositary shares, two of which represent one Class A ordinary share;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For pubic securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;
●	“high net worth individuals” refer to individuals with investable financial assets of no less than RMB6 million;
●	“investment products” refer to products we distribute to clients, such as public securities products, private equity products, credit products and insurance products;
●	“mass affluent individuals” refer to the high end of the mass market, or individuals with RMB500,000 to RMB6 million of investable financial assets.
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have finished our preliminary know-your-customer and anti-money laundering review process, but may or may not have purchased any products with us;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“transaction value” refers to the aggregate value of the investment products we distribute during a given period;
●	“variable interest entity” or “VIE” refers to our variable interest entities in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our,” and “Noah” refer to Noah Holdings Limited, its subsidiaries and variable interest entity and the variable interest entity’s subsidiaries. Unless otherwise noted, all translations from RMB to U.S. dollars (“USD” or “US$”) are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

Our selected consolidated financial data presented below for the years ended December 31, 2018, 2019 and 2020 and our balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Generally Accepted Accounting Principles in the U.S., or GAAP. Our selected consolidated financial data presented below for the years ended December 31, 2016 and 2017 and our balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited financial statements not included in this annual report.

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands except per share data)
Revenues
Total revenues	2,561,636	2,846,006	3,310,062	3,413,176	3,324,712	509,533
Less: VAT related surcharges	(48,064)	(19,098)	(20,454)	(21,364)	(18,886)	(2,894)
Net revenues	2,513,572	2,826,908	3,289,608	3,391,812	3,305,826	506,639
Operating costs and expenses:
Compensation and benefits	(1,300,405)	(1,407,372)	(1,564,192)	(1,610,770)	(1,504,012)	(230,499)
Selling expenses	(322,667)	(320,462)	(412,720)	(331,346)	(271,692)	(41,639)
General and administrative expenses	(234,672)	(246,785)	(280,075)	(296,492)	(277,879)	(42,587)
Provision for credit losses	184	(2,093)	688	(130,723)	(8,083)	(1,239)
Other operating expenses	(151,088)	(147,318)	(169,368)	(196,793)	(99,040)	(15,179)
Government subsidies	162,365	74,156	62,583	89,278	113,356	17,373
Total operating costs and expenses	(1,846,283)	(2,049,874)	(2,363,084)	(2,476,846)	(2,047,350)	(313,770)
Income from operations:	667,289	777,034	926,524	914,966	1,258,476	192,869
Other income (expenses):
Interest income	39,539	45,020	69,841	89,099	67,317	10,317
Interest expenses	(19,289)	(24,128)	(10,028)	(430)	—	—
Investment income (loss)	48,537	67,343	48,616	(28,620)	(86,369)	(13,237)
Settlement expenses	—	—	—	—	(1,828,907)	(280,292)
Other income (expense)	(2,531)	3,542	(23,356)	(7,040)	4,164	638
Total other income (expense)	66,256	91,777	85,073	53,009	(1,843,795)	(282,574)
Income (loss) before taxes and income from equity in affiliates	733,545	868,811	1,011,597	967,975	(585,319)	(89,705)
Income tax expense	(157,997)	(199,085)	(222,320)	(220,025)	(258,460)	(39,611)
Income from equity in affiliates	22,343	92,136	14,469	115,809	100,257	15,365
Net income (loss)	597,891	761,862	803,746	863,759	(743,522)	(113,951)
Less: net (loss) income attributable to non-controlling interests	(40,602)	(13,745)	(7,551)	34,608	1,703	261
Less: (loss) income attributable to redeemable non-controlling interest of a subsidiary	(5,336)	6,483	—	—	—	—
Less: deemed dividend on non-controlling interest of a subsidiary	—	6,201	—	—	—	—
Net income(loss) attributable to Noah Holdings Limited shareholders	643,829	762,923	811,297	829,151	(745,225)	(114,212)
Net income (loss) per share
Basic	22.87	26.98	27.70	27.12	(24.02)	(3.68)
Diluted	22.08	25.90	26.67	26.84	(24.02)	(3.68)
Net income (loss) per ADS(1)
Basic	11.44	13.49	13.85	13.56	(12.01)	(1.84)
Diluted	11.04	12.95	13.33	13.42	(12.01)	(1.84)
Weighted average number of shares used in computation:
Basic	28,150,139	28,275,637	29,288,401	30,580,181	31,020,439	31,020,439
Diluted	30,036,763	30,233,823	30,710,540	30,924,095	31,020,439	31,020,439
Dividends declared per share	—	—	—	—	—	—

Note:

(1)	Two ADSs represent one Class A ordinary share.

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	2,982,510	1,906,753	2,704,091	4,387,345	5,005,211	767,082
Investments in affiliates	539,177	968,622	1,375,110	1,272,261	1,264,685	193,821
Total assets	5,956,489	6,494,854	8,014,264	9,802,604	9,399,586	1,440,548
Total current liabilities	1,575,711	1,823,327	1,591,073	1,505,053	1,881,095	288,289
Total liabilities	2,234,553	1,987,108	1,838,887	1,927,644	2,122,215	325,243
Redeemable non-controlling interest of a subsidiary	330,664	—	—	—	—	—
Total equity	3,391,272	4,507,746	6,175,377	7,874,960	7,277,371	1,115,305

Discussion of Non-GAAP Financial Measures

Adjusted net income attributable to Noah shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-recurring settlement expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to Noah shareholders from net income attributable to Noah shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-recurring settlement expenses. All tax expense impact of such adjustments would be also considered.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-recurring settlement expenses, and net of relevant tax impact. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to GAAP, we recognized significant amounts of expenses for all forms of share-based compensation and settlement expenses (net of tax impact). To make our financial results comparable period by period, we utilize non-GAAP adjusted net income to better understand our historical business operations.

Reconciliation of GAAP to Non-GAAP Results (unaudited)

	Year Ended December 31,
	2016	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	RMB	USD

	(in thousands)
Net income (loss) attributable to Noah Holdings Limited shareholders	643,829	792,923	811,297	829,151	(745,225)	(114,212)
Add: share-based compensation	79,173	93,635	112,763	94,897	59,789	9,163
Add: settlement expense	—	—	—	—	1,828,907	280,292
Less: Tax effect of adjustments	15,492	19,185	22,348	22,346	13,821	2,117
Adjusted net income attributable to Noah Holdings Limited shareholders (non-GAAP)	707,510	837,373	901,712	901,702	1,129,650	173,126

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a variety of investment products, including onshore and offshore private equity and venture capital products, public securities products, and other products. These products often have complex structures and involve default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify and fully appreciate the risks associated with such products and services. Not only must we be cautious about these risks in designing and developing our products and services, we must also accurately describe the risks associated with our products and services to, and evaluate them for, our clients. Our risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the investment products or services we distribute, manage or offer, our reputation, client relationships, business and prospects may be materially and adversely affected.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of our clients or prospective clients, are critical to our business. Our reputation and brand recognition are vulnerable to threats that are difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among others, could substantially damage our reputation, even if they are baseless. Moreover, any misconduct or allegations of misconduct by our product managers of third-party funds we distribute could result in negative media publicity and adversely affect our reputation and the confidence of our clients. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Furthermore, any negative media coverage about the financial service industry in general or product/service quality problems in the industry, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, product partners and key employees could be harmed and, as a result, our business and revenues may be materially and adversely affected.

Poor investment portfolio performance may lead to a decrease in AUM and reduce revenues from and the profitability of our asset management business.

The determination of the investment portfolio under asset management and the investment amount varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. The revenues of our asset management business include performance-based fees, which are typically based on how much the returns on our managed accounts exceed a certain threshold of return for each investor. We will not earn performance-based fees if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses. Poor investment portfolio performance, either as a result of downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, terrorism, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower recurring service fees to us, (ii) lower investment returns, resulting in a reduction of performance-based income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer AUM and lower recurring service fees for us. If our future investment performance is perceived to worsen, the revenues and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management, and lending and other businesses. Over the last five years, we have experienced substantial growth, with our net revenues increasing at a compound annual growth rate, or CAGR, of 7.1% from 2016 to 2020. We cannot assure you that we will continue to grow at our historical rate of growth. It is difficult to predict whether the new investment products and services we continuously develop will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively or accurately predict our future results of operations. As a result, our historical growth rate may not be indicative of our future performance.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates negotiated with investment product partners, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

Substantially all of our recurring service fees and one-time commissions are paid by funds managed by our product partners, which are negotiated and vary from product to product. In 2018, 2019 and 2020, 84.7%. 81.4% and 82.4% of our total revenues were derived from recurring service fees and one-time commissions, respectively. Recurring service fees and one-time commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product partners. These factors, which are not within our control, include the capacity of product partners to place new business, profits of product partners, client demand and preference for investment products, the availability of comparable products from other product partners at a lower cost, the availability of alternative investment products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of investment products that we distributed or managed may have a significant impact on our bargaining power with product partners in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the investment products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates may adversely affect our revenues, cash flow and results of operations.

The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.

The investment products we distribute are supplied by a selected number of investment product partners, including private equity firms, real estate fund managers, securities investment fund managers, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major asset managers and product partners in the market, due to our stringent screening process and rigorous risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product partners. In 2018, 2019 and 2020, our top three independent investment product partners accounted for approximately 44.5%, 25.5% and 27.4% of the aggregate value of all the products we distributed through our wealth management business, respectively. Our relationships with our product partners or funds managed by our product partners are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant investment product. For any new investment products, new agreements need to be negotiated and entered into. If product partners that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their investment products, or the terms of our contracts with them become less beneficial to us, our business and operating results may be materially and adversely affected.

The laws and regulations governing the industries of wealth management, asset management, lending and other services industries in China are developing and subject to further changes.

The relevant regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, and the Asset Management Association of China, or the AMAC, have released various laws and regulations governing the industries of wealth management, asset management, lending and other services in China, including regulations over private equity products, privately-raised securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not adopted a unified regulatory framework yet.

As for our asset management business, the CSRC is in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, privately-raised securities investment funds and other forms of private funds. The AMAC has promulgated a series of rules and measures regulating the registration of private funds, qualified investor standards, fund raising, investment advice service provided by third parties, structured asset management plan and private asset management plans investing into real estate development enterprises or projects and etc. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Private Funds.” In addition, the CSRC and AMAC may adopt further detailed regulations and implementing policies that govern private funds and private fund managers. These laws, rules and regulations could be highly complex, continuously evolving and could change or be reinterpreted to be burdensome or difficult to comply with. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.

As the regulators of the wealth management and asset management industries in China are enhancing their supervision over the industries, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits. For example, on April 27, 2018, the People’s Bank of China, or the PBOC, China Banking and Insurance Regulatory Commission, or the CBIRC, CSRC and State Administration of Foreign Exchange, or the SAFE, jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which prohibits the issuance of non-standardized credit products that contain maturity mismatch arrangements or any direct or indirect guarantee of return, and requires relevant institutions to follow detailed guidance with regards to the maximum volume of non-standardized credit products issued and minimum liquidity thresholds. The Guidance Opinions will apply to private funds in the absence of specific laws and regulations thereto. On July 20, 2018, the PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, the CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. Furthermore, according to the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version), or the Filing Instructions, issued by the AMAC on December 23, 2019, the AMAC does not accept the filing application of private funds engaging in regular and operational private lending activities in form of entrustment loans, trust loans or other means. In line with our understanding and anticipation of the changing regulatory and market environment given the publication of the new rules including the Guidance Opinions and the Filing Instructions, we have strategically ceased offering substantially all of our credit products from the third quarter of 2019, which had a negative impact on our results of operations.

Furthermore, on August 28, 2020, the CSRC issued the Supervision Measures on Sales Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures, which came into effect in October 2020. The Supervision Measures provides that independent fund sales institutions, like Noah Upright, shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, except as otherwise provided by the CSRC. Following the enactment of the Supervision measures, we ceased offering investment products that invest in private equity investments through Noah Upright, and collaborate with our private equity product partners solely through our asset management business.

As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by the CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

In addition, our subsidiaries, variable interest entity or its subsidiaries may need to obtain necessary approvals, licenses or permits to carry out financial services from the central and/or local government, the governing rules of which are developing and might conflict with each other. Any failure to obtain necessary approvals, licenses or permits may result in negative impact on our business. For example, our lending service subsidiary, Noah Rongyitong (Wuhu) Microloan Co., Ltd., or Rongyitong, has been approved to carry out microloan business by the local government of Anhui Province. The Guidance on the Pilot Establishment of Microloan Companies, or the Microloan Guidance, jointly promulgated by the China Banking Regulatory and Commission, or the CBRC, which was merged into the CBIRC, and the PBOC, requires that the capital contribution from one individual, entity or other association (including the capital from its affiliates) to a microloan company may not exceed 10% of such company’s total registered capital. The Anhui local rule provides, however, that the shareholding percentage of the major founding shareholder shall not exceed 20% in principle, and the shareholding percentage of another shareholder and its affiliates shall not exceed 10%. The Anhui financial bureau has approved our shareholding structure, namely, Noah Group as a founding shareholder of Rongyitong holding 35% equity interests in it. We cannot assure you that whether we will be required to transfer a portion of our equity interests in Rongyitong to third parties to comply with relevant rules and regulations. If that were to occur, such transfer could affect our overall control of Rongyitong.

Furthermore, the Notice on Regulation and Renovation of the “Cash Loan” Business promulgated on December 1, 2017, or the Circular 141, requires microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. The Circular 141 and subsequent rules and regulations also provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. In addition, the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, or the Opinions on Illegal Lending, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice on July 23, 2019, provides rules on supervision of and punishment for illegal lending, such as debt-collection by means of violence. We cannot assure you whether the funding party, loan collection agencies or other service providers we cooperate with charge extra fees from the borrower or conduct other behaviors in violation of the provisions of the relevant rules and regulations. The local authorities have broad discretion in interpreting, implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan, limitation on operating territory, payment method of interest and fees, restrictions on financing and methods of debt collection. As a result, there are uncertainties in the interpretation, implementation and enforcement of such laws, rules, regulations and governmental policies, and occasionally, we have to depend on verbal clarifications from local government authorities. Therefore, if the local regulatory authorities make unfavorable interpretation or ruling against our microloan business model, or modify the local regulatory policies on microloan business in the future, our lending service might be restricted and negatively impacted.

Some of our clients may redeem their investments from time to time, which could reduce our fee revenues.

Certain of the agreements we entered into with investors in relation to investment products distributed to them permit investors to redeem their investments with us at quarterly or annual intervals, after an initial “lock-up” period during which redemptions are restricted or penalized. If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. As our recurring service fee revenues correlate directly to the amount of our AUM, redemptions may cause our expected recurring service fee revenues to decrease. Similarly, the total balance of investment products offered or distributed by us to our clients could decrease due to redemptions as well and impact our fees from investment products. Investors may decide to reallocate their capital away from us for a number of reasons, including poor relative investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our AUM and total balance of investment products offered or distributed by us could accelerate. In addition, redemptions of the investment products that we manage could ultimately require us to liquidate fund assets under unfavorable circumstances, which may further harm our reputation and results of operations.

Our lending services business is subject to credit risks, which could adversely affect our results of operations.

There are inherent risks associated with the lending services provided by us, including credit risk which is the risk that borrowers may not repay the outstanding loans balances. These borrowers are primarily individuals and generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather an economic downturn. Moreover, since the loans made by us are collateralized by real property or investment products we manage, any decrease in real estate prices or downturn in the investment performances could adversely affect the values of these collaterals, which may in turn have a negative impact on the ability of borrowers to repay their loans and further adversely affect our operating results and financial condition. Conditions such as inflation, employment levels, local policy changes and other factors beyond our control may increase our credit risks, which may result in material adverse effects on our business and financial conditions.

Our business involves relatively new business models which may not be successful.

Our business comprises various business lines, some of which are relatively new, such as our mutual fund product offerings. Although we intend to devote additional resources to expanding these businesses and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly-evolving market trends or continue to offer innovative products and services, we may fail to capture market demand. In addition, our new business lines will continue to encounter risks and difficulties that early-stage businesses frequently experience, including the potential failure to expand customer base in a cost-efficient manner, adequately manage risks and expenses, implement, adapt and modify our customer development strategies as needed, develop and maintain our competitive advantages and anticipate and adapt to changing economic, competitive and other market conditions in China’s financing industry. If we are unable to successfully develop our new business lines into profitable businesses, our business and revenues may be materially and adversely affected.

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management, asset management and lending and other services industries in China are all undergoing rapid changes and growth. We operate in a competitive environment and compete for clients on the basis of product offering and performance, client services, reputation and brand names. Our ability to compete in this environment is also affected by license requirements for the distribution of investment products, the provision of asset management and certain lending and other services imposed on businesses operating in such industries. Our future success in each of these areas will depend in part on our ability to continue to maintain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis.

In our wealth management business, we face competition primarily from other independent wealth management companies as well as commercial banks and their wealth management subsidiaries, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds and public securities funds. In addition, our lending and other businesses face competition from a range of financial service providers which offer similar services in China. As part of China’s reform and opening policy, the Chinese government has further liberalized the financial sector in recent years, including lifting certain restrictions on the business scope of financial institutions such as foreign banks, securities companies and fund management companies, reducing quantitative entry conditions for foreign investors to invest in banking and insurance institutions and carry out these businesses, relaxing the limits on foreign ownership of joint ventures in China’s financial sectors such as banking, securities investment fund management companies, securities and insurance companies. If such liberalization continues, we may face additional competition in the industries in which we operate and our market share might be threatened or taken by foreign competitors or their joint ventures operating in the Chinese financial market.

Many of our competitors have greater financial and marketing resources or larger customer base. For example, the PRC commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, larger client bases and settlement capabilities. Moreover, many product partners with whom we currently have relationships, such as private equity investment firms, are also engaged in, or may in the future engage in, the distribution of third-party investment products and may benefit from the integration of investment products with their other product offerings.

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

If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2020. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

Economic conditions in China are sensitive to global economic conditions. Since we derive the majority of our revenues from our operations in China, our business and prospects may be affected by economic conditions or changes in the financial markets in China. Our revenues ultimately depend on the appetite of high net worth individuals to invest in the financial products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and PRC economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased investment by our existing clients. Additionally, we earn recurring service fees on certain financial products over a period of time after the initial sale. Clients may redeem or terminate these products, ending these recurring service fees. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of financial product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations. Specifically, owners of small to medium enterprises and our other entrepreneur clients who face pressures in business operations and cash flow because of the COVID-19 outbreak might reduce their transaction volumes with us.

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

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of China representing 21.9% of our total revenues in 2020. We started conducting business in Hong Kong in 2012, expanded our business to Taiwan in 2014 and launched offices in Silicon Valley in 2016, Vancouver, Melbourne and New York in 2017 and Singapore in 2018. Expanding our business overseas exposes us to a number of risks, including:

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

Our business may be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. For example, the outbreak of a novel strain of coronavirus (COVID-19), first reported in December 2019, has spread rapidly throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a “global pandemic”. Many businesses and social activities in China and other countries and regions have been seriously disrupted, including those of us, our suppliers, partners, clients and employees. The global outbreak has also caused market panic, which materially and negatively affected the global financial markets. Such disruption and the potential slowdown of China’s and the world’s economy. In particular, We and our clients have experienced may continue to experience limitations to face-to-face meetings due to quarantine measures and travel bans adopted by governments to contain the spread of this outbreak. In 2020, we have experienced decrease in revenue generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. The extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts.

Our headquarter is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in 80 cities in China, and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

Certain of the investment products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in China.

Certain investment products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2018, 2019 and 2020, the total value of investment products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 33.0%, 21.0% and 0.8% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM were9.9%, 10.3% and 8.3% in 2018, 2019 and 2020.

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

In addition, the AMAC released the Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4, or the No. 4 Filing Rules, on February 13, 2017 to regulate investments in the real estate area by securities and futures institutions. According to the No. 4 Filing Rules, the AMAC will not accept the filing application of private asset management plans investing into common residential real estate projects in “popular cities,” including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of various forms of debt financing determined by the AMAC. Furthermore, according to the Filing Instructions, AMAC will not accept the filing application of private funds engaging in regular and operational private lending activities in form of entrustment loans, trust loans or other means. Thus, private funds are prohibited from investing in the real estate sector by way of pure debt investment. Although private funds are not prohibited from investing in the real estate sector by way of pure equity investment or combination of equity and debt investment yet, we cannot assure you, however, that the PRC government would promulgate other real estate related laws and policies that may adversely affect our business operations and financial condition.

If we breach our fiduciary duties or other contractual obligations as the general partner or fund managers of the funds, our results of operations will be adversely impacted.

Neither the principal nor the return of the products we distribute or manage is guaranteed by us. As such, we do not bear any liabilities for any loss to the capital of the products, provided that (i) the distribution and management of the concerned products are conducted in the ordinary course of business; (ii) we have no fraud or gross negligence during the course of distribution and management, and have no intentional misconduct which will harm the interests of either the fund or the limited partners, and (iii) we have not conducted any other acts which are deemed to breach our fiduciary duty. Because we serve as the general partner or manager for the funds under our asset management business, we have fiduciary duty to the limited partners or the investors. If we are deemed to breach our fiduciary duty, such as failure to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, we cannot assure you that whether our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds we manage. If the assets managed by us is subject to such claims, our future growth may be materially and adversely affected.

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

Misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct may include but not limited to:

●	engaging in misrepresentation, negligence or fraudulent activities when distributing investment products or providing asset management, lending or other services to clients;

●	improperly using or disclosing confidential information of our clients, product partners or other parties;
●	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
●	accessing and misusing client funds, especially those maintained in segregated accounts for our contract-based private funds; or
●	other conducts not complying with laws and regulations or our internal policies or procedures.

Our internal control system which supervises service quality and regulatory compliance may not always deter misconduct of our relationship managers or other employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Any of the abovementioned misconduct could impair our ability to attract, serve and retain clients and may lead to significant legal liability, reputational harm and material adverse effects on our business, results of operations or financial condition.

Our business is subject to risks related to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings.

We are subject to lawsuits, regulatory actions and other claims in the ordinary course of our business from time to time. In particular, we may face lawsuits, arbitrations or other claims brought by our clients who purchase investment products or services we distribute, offer or provide which turn out to be unsuitable for any reason, such as misconduct by the managers of the third-party funds or providers of the products that we have recommended or made available to our clients, or change of legal requirements or regulatory environment. For example, certain credit funds managed by Gopher had invested in supply chain account receivables with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited as underlying inventible assets. Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities. Gopher has received notices from court and arbitration tribunal concerning claims initiated by individual clients as the fund manager. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” for more information. We may also encounter claims alleging misrepresentation by our relationship managers or other employees. Moreover, we may not be able to comply with any new regulatory requirement in a timely manner or at all, and we may also be subject to regulatory actions and may encounter additional lawsuits, arbitrations or other claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses.

Claims or actions brought against us may result in settlements, awards, injunctions, fines, claims and penalties or other results adverse to us, including harm to our reputation. Even if we are successful in defending against these actions, we may incur significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when legal or other proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty may be materially adverse to our results of operations and financial condition.

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

We face risks inherent in handling large volumes of data and protecting such data, particularly concerning transactions and other activities that take place on our platform, including but not limited to:

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

There have been many media reports about different financial services companies, consumer-based companies, governmental agencies and other organizations involving unauthorized disclosure of confidential information related to their clients or users in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, which resulted in third-party claims or actions against these companies. There have also been incidents where hackers have requested “ransom” payments in exchange for not disclosing customer information or for restoring access to information or systems.

We are occasionally the target of attempted cyber-attacks, including denial-of-service attacks, and we continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. We may face an increasing number of attempted cyber-attacks as we expand our mobile- and other Internet-based products and services, as well as our usage of mobile technologies and as we provide more of these services to a greater number of individual clients. In addition, in collaboration with third-party vendors and their respective service providers, agents, exchanges, clearing houses and other financial institutions, we could be adversely impacted if any of them is subject to a successful cyber-attack or other information security event. These effects could include the loss of access to information or services from the third party subject to the cyber-attack or other security breach, which could, in turn, interrupt certain of our businesses.

Our efforts in enhancing the security of our systems and information may not be successful in anticipating, detecting or implementing effective preventive measures against all cyber threats, especially because the techniques used are increasingly sophisticated, change frequently and are often not recognized until attacks are launched. Cyber-attacks can originate from a variety of sources. Any system failure or security breach or lapse that results in the leakage of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. We rely on a complex network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. If we do not maintain adequate internal controls or fail to implement new or improved controls as necessary, we may experience data misappropriation or breach of confidentiality. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information stored by us. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

In addition, as we provide investment product distribution services for product partners, we may have to share certain personal information of our investors with contracted product partners, such as names, addresses, phone numbers and transaction accounts. We have limited control or influence over the security policies or measures adopted by such product partners. Any compromise or failure of the information security measures of these product partners could also have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

The proper functioning of our technology platforms is essential to our business. Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the investment products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on our online service platforms, including our website www.noah-fund.com and our mobile applications, such as WeNoah and Fund Smile, to provide our clients with updated information about the products they purchased. Maintaining and improving our technology infrastructure requires a significant level of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced any major system failures, any such future occurrences could reduce customer satisfaction, damage our reputation and may materially and adversely affect our financial condition, results of operations and business prospects, as well as our reputation.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demands for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyrights, trade secret, trademarks, competition laws and contractual arrangements to protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property rights will be sufficient. Implementation of intellectual property-related laws in China has historically been deemed weak, primarily due to the ambiguity in the PRC regulatory and enforcement environment. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as those in the United States or other countries. Current or potential competitors may use our intellectual property without authorization to develop products and services that are substantially equivalent or superior to ours, which could reduce demands for our solutions and services, adversely affecting our operational results and harm our competitive position. Even if we are able to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or we may have to pursue litigation, which could involve substantial costs and diversion of our management’s attention from the operation of our business.

We may face intellectual property infringement claims against us, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business even if the claim is without merit. We cannot assure you that such infringement claims will not be asserted against us in the future. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could reduce our revenues, impair our client relationships and harm our reputation.

Confidentiality agreements with employees, product partners and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, product partners and others to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. We may be subject to costly and time-consuming litigations to protect or defend ourselves in these incidents, which may materially and adversely affect our business and financial condition.

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

We rely heavily on our relationship managers to develop and maintain relationships with our clients for our wealth management business. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. We rely on our relationship managers, in particular our elite relationship managers, to distribute investment products, from which we derive substantially all of our revenues. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient high quality relationship managers to support our further growth. In some of the regions where we have recently established or plan to establish service centers, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract, train and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating cost and reduce our profitability.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. For example, while we are able to obtain professional indemnity insurance in Hong Kong for our operations located there, such insurance offerings are rare in China. Other than casualty insurance on some of our assets, and directors, supervisors and senior executives’ liability insurance, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

A downgrade in our credit rating could restrict our access to, and negatively impact the terms of, current or future financings.

Standard & Poor’s Global Ratings, or S&P, has given us an investment grade long-term credit rating. We cannot provide assurance that our current rating will remain in effect for any given period of time or will not be lowered or withdrawn entirely by S&P if, in its judgment, circumstances so warrant. Any decision by S&P to downgrade our rating in the future, or any rating by other rating agencies below our current S&P rating, particularly below investment grade, could restrict our access to, and negatively impact the terms and conditions of future financings. Specifically, if our rating is downgraded and we decide to conduct more financings, such as obtaining bank loans, our borrowing costs would increase. In addition, we may not be able to obtain favorable credit terms or lenders may require us to provide collateral, letters of credit, or other forms of security, which would increase our operating costs.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries because of our corporate structure and contractual arrangements, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations including restrictions on foreign investment. For instance, foreign investors are not allowed to own more than 50% equity interests in any PRC company engaging in value-added telecommunications services, or VATS, with certain exceptions relating to online retail and mobile commerce; in addition, the primary foreign investor must also have experience and a good track record in providing VATS overseas. In our asset management business, we act as the general partner of relevant funds which invest into other equity investment funds or investee companies. In order to comply with the PRC regulatory restrictions on foreign investment in certain industries, such as VATS, the underlying fund manager, fund or company will usually require that investors shall not be foreign-invested enterprises or the foreign capital percentage shall be limited to a specified ceiling.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or FIEs, or the subsidiaries of the FIEs. To comply with PRC laws and regulations, we rely on contractual arrangements with our consolidated variable interest entity, Shanghai Noah Investment Management Co., Ltd., or Noah Investment, and its subsidiaries to operate a portion of our operations in China, including asset management business. Our contractual arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment; (2) receive substantially all of the economic benefits from Noah Investment in consideration for the services provided by Shanghai Noah Investment (Group) Co., Ltd., or Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Noah Investment and hence treat it as our variable interest entity and consolidate its results of operations into ours. Our variable interest entity, Noah Investment, and its subsidiaries generated RMB714.5 million, RMB867.2 million and RMB978.6 million (US$150.0 million) in net revenues in 2018, 2019 and 2020, respectively, which contributed 21.7%, 25.6% and 29.6% of our total net revenues in the respective years. For further detail on these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

One of the shareholders of Noah Investment ceased to be a PRC citizen in 2018. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, issued by the Ministry of Commerce, or the MOFCOM, on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause the company to cease to be deemed a domestic company. However, if the funds for which we have been acting, or will act as the general partner or fund manager invest into other equity investment funds or investee companies in China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries. This may result in violation of foreign investment restrictions by these funds or investee companies or limit our potential investment opportunities due to restrictions on foreign investments in certain industries in China, thus adversely affect our asset management business.

We believe that our corporate structure and contractual arrangements does not result in a violation of the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of PRC laws and regulations, is of the opinion that each of the contracts under the contractual arrangements among our wholly-owned PRC subsidiary, Noah Group, our consolidated variable interest entity, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, we have been further advised by our PRC legal counsel that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the contracts under the contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, we may lose control of our consolidated variable interest entity and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the contractual arrangements we have entered into among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, Noah Group, our variable interest entity, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the People’s Bank of China, or the PBOC, according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

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

Certain shareholders of Noah Investment, our variable interest entity, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman and chief executive officer, Mr. Zhe Yin, our director, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are either our directors or executive officers and shareholders of our variable interest entity. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of our variable interest entity, as what is in the best interest of our variable interest entity may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of our variable interest entity, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the previous laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulation on Foreign Investment.”

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

Any loans made by us to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio, or Macro-prudential Management Mode, under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to our consolidated variable interest entity or its subsidiaries or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is adjusted to one time of their respective net assets. Moreover, any medium or long-term loan to be provided by us to our consolidated variable interest entity or its subsidiaries or other domestic PRC entities must also be registered with the National Development and Reform Commission, or NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the competent administration for market regulation.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a FIE may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with relevant laws and regulations. As the SAFE Circular 28 is newly issued and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

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

Risks Related to Doing Business in China

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to laws of the United States pursuant to which the PCAOB conducts regular inspections by the PCAOB to assess its compliance with the applicable professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. As we are listed on the New York Stock Exchange, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the New York Stock Exchange, deregistration from the SEC, and other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On December 18, 2020, the president of the United States signed into law the Holding Foreign Companies Accountable Act, or the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The HFCAA also requires companies on the list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings, including disclosure of whether governmental entities in the applicable non-U.S. jurisdiction have a controlling financial interest in the issuer, the names of member of the Communist Party of China on the board of directors of the issuer or the board of its operating entities and whether the issuer’s articles contain a charter of the Communist Party of China. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may materially and adversely affect the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from New York Stock Exchange, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Fluctuations in exchange rates could have a material adverse effect on the value of your investment.

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

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several rules and regulations that require PRC individuals and PRC corporate entities to register with and obtain approval from SAFE or its local branches in connection with their direct or indirect offshore investment activities, or the SAFE Rules. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaces the Circular on Relevant Issues Concerning Foreign Exchange Administration on PRC Residents’ Financing and Round-Trip Investment via Offshore Special Purpose Vehicles, or SAFE Circular 75. These SAFE Rules are applicable to our shareholders who are PRC individuals or PRC corporate entities and may be applicable to any offshore acquisitions that we make in the future.

Pursuant to SAFE Circular 37, PRC residents (including PRC individuals and PRC corporate entities) who make direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of the basic information, such as any change relating to the PRC individual shareholder, name or operation period, or any material events, such as increase or decrease of capital contribution, share transfer or exchange, or merger or division. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Pursuant to SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. However, due to the inherent uncertainty in the implementation of regulations by the PRC government authorities, these SAFE registrations may not always be practically available under all circumstances prescribed in these regulations.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we do not have control over them and cannot compel them to comply with the SAFE Rules. Therefore, we cannot provide assurance that any applicable registrations or any amendment under the SAFE Rules has been or will be completed in a timely manner, or at all. The failure or inability of our existing or future shareholders or beneficial owners who are PRC residents to register or amend their foreign exchange registrations under the SAFE Rules may subject such shareholders, beneficial owners or our PRC subsidiaries to fines and legal sanctions, or could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal. Failure to register or comply with relevant requirements may also restrict our cross-border investment activities or limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, as these foreign exchange, inbound investment and outbound investment related regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative hearing, warning, notification and other regulatory penalties and sanctions.

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

We and our employees who are “domestic individuals” and have been granted share options, or the PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our PRC optionees have completed the registration requirement under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis as new awards are granted. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration of Taxation, or the SAT, has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. However, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. We cannot guarantee that our current practices will comply with future interpretations of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rule, and any failure to comply could subject us to fines and other legal sanctions.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, dividends generated and payable by a FIE in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC tax resident enterprise, directly holds at least 25% of the equity interests in a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, our Hong Kong subsidiaries, such as Noah Insurance (Hong Kong) Limited, or Noah Insurance, are able to enjoy the 5% withholding tax rate for the dividends they receive from their PRC subsidiaries in which they hold a more than 25% of the equity interests if they satisfy the conditions prescribed in relevant tax rules and regulations and obtain the approvals as required. However, if Noah Insurance is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned PRC subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, or EIT Implementation Rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2020, because neither we nor these subsidiaries are controlled by a PRC enterprise or PRC enterprise group, and because our records and these subsidiaries’ records (including the resolutions of the respective boards of directors and the resolutions of the respective shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Noah Holdings Limited or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if Noah Holdings Limited is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our Class A ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, issued in February 2015. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposition of equity interests in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, in spite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC tax on the direct transfer of such assets. Nevertheless, an indirect transfer falling into the scope of certain safe harbors under SAT Circular 7 may not be subject to PRC tax. Such safe harbors include qualified group restructuring, secondary market equity trading and tax treaty exemptions.

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 1, 2018. SAT Public Notice 37 replaced a series of circulars and revised the rules governing the administration of withholding tax on China-sourced income derived by nonresident enterprises. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for a non-resident enterprise which is declaring a dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; and (ii) the provision that a non-resident enterprise must self-report tax within seven days if its withholding agents fail to withhold or is removed.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor shall be withholding agents and shall withhold the PRC tax from the transfer price. If a withholding agent fails to do so, the transferor shall report to and pay the PRC tax to the PRC tax authorities. In case neither a withholding agent nor the transferor complies with the obligations under SAT Circular 7 and SAT Public Notice 37, in addition to imposing penalties such as late payment interest on the transferors, the tax authority may also hold a withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7 and SAT Public Notice 37.

However, as there is a lack of clear statutory interpretation on the implementation of these rules and notices, there is no assurance that the tax authorities will not apply SAT Circular 7 and SAT Public Notice 37 to previous investments by non-PRC resident investors in our company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective in January 2008 and was subsequently amended in July 2013. The Labor Contract Law establishes more restrictions on and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, subject to certain conditions, or after the employee has worked for the employer for ten consecutive years. The employer is also required to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008, if we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$20.42 to US$48.39 in 2020. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most PRC-based companies whose shares are traded in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the market prices for China-based companies listed in the United States have experienced volatility that might have been unrelated to the operating performance of such companies. The substantial declines in the market prices of the securities of China-based companies may affect the attitudes of investors toward Chinese companies listed in the United States in general, which consequently may impact the market price of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inappropriate corporate governance practices or corporate structure, fraudulent accounting or other matters of some China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, mainland China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our ADSs, regardless of our operating performance.

The volatility resulting from any of the above factors may affect the price at which you could sell the ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of March 31, 2021, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 28.3% of our share capital and controlled 61.0% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We may not declare any dividend in the future, and even if we do so, any future dividend may be less than those historically declared. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain their current price.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act of 1933, or the Securities Act.

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

We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, in connection with the settlement of the Camsing Incident, we voluntarily made an ex gratia settlement offer to affected clients. An affected client accepting the offer shall receive restricted share units, or RSUs, which upon vesting will become Class A ordinary shares of our company. The maximum number of Class A ordinary shares to be issued by our company to these settled clients would account for approximately 11.2% of the total issued shares of our company as of December 31, 2020, and account for approximately 6.3% of the voting rights of our Company as of December 31, 2020. Such settlement plan will, and any future settlement plan may dilute your holdings in our company.

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

You may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

In addition, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations in China and all of our directors and officers reside outside the United States.

We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits underlying the dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty or similar fiscal or revenue obligations, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our corporate affairs are governed by our Memorandum and Articles, as amended and restated from time to time, and by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than would shareholders and limited remedies of a corporation incorporated in a jurisdiction in the United States would have.

If a United States person is treated as owning at least 10% of our ADSs or ordinary shares, such person may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs or ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. Because our group includes one or more United States subsidiaries that are classified as corporations for United States federal income tax purposes, in certain circumstances we could be treated as a CFC and certain of our non-United States subsidiary corporations could be treated as CFCs (regardless of whether or not we are treated as a CFC).

A United States shareholder of a CFC may be required to annually report and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, whether or not we make any distributions. An individual who is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporation that is a United States shareholder. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent starting of the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due. We cannot provide any assurance that we will monitor whether we are or any of our non-United States subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to us or any of our CFC subsidiaries, or that we will furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its tax advisor regarding the potential application of these rules in its particular circumstances.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either: (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2020. PFIC status for a taxable year is based on an annual determination that cannot be made until the close of such taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects (including with respect to our treatment of our variable interest entities as being owned by us for United States federal income tax purposes). The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. The U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

Because we believe that we were a PFIC for our taxable year ended December 31, 2020, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) could be subject to certain burdensome reporting requirements and adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

The Common Reporting Standard could subject us to certain new information reporting and withholding requirements.

The Organization for Economic Cooperation and Development, or the OECD, has developed a Common Reporting Standard, or the CRS, and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by many jurisdictions. Effective on January 1, 2017, CRS and its implementing legislations in China and Hong Kong require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between China and Hong Kong officially came into effect. Hong Kong and China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information. While CRS was modeled on the U.S. Foreign Account Tax Compliance Act, or the FATCA, the scope, coverage and volume under CRS are significantly greater than that under FATCA, which requires non-U.S. institutions to report to the IRS if U.S. tax payers have an account with the non-U.S. financial institution and have met the standard of the overseas financial assets. As the reporting requirement under CRS is burdensome, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in China, Hong Kong and other jurisdictions subject to CRS in which we conduct or may conduct business in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and anti-corruption laws in other applicable jurisdictions.

As an NYSE listed company with operations in various countries, we are subject to the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and other anti-corruption laws and regulations in applicable jurisdictions. The FCPA generally prohibits companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Companies subject to the FCPA may be held liable for actions taken by partners or representatives. We may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our clients, and our financial results. Compliance with the FCPA and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

We are a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business when Shanghai Noah Investment Management Co., Ltd, or Noah Investment, was incorporated. We exercise effective control over Noah Investment and its subsidiaries through contractual arrangements. In 2007, Sequoia Capital China, a well-known venture capital firm based in China, invested in our business. In November 2010, we were listed on the New York Stock Exchange as the first independent wealth management company from China.

We commenced our asset management business in 2010 when Gopher Asset Management Co., Ltd. and its subsidiaries (collectively, “Gopher Asset Management” or “Gopher”) were established. The business scope of Gopher covers private equity and venture capital investment, real estate investment, public securities investment, and multi-strategy investment. In 2012, Noah Upright Fund Distribution Co., Ltd., or Noah Upright (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co. Ltd.), a wholly owned subsidiary of Noah, obtained the “No. 001” fund distribution license issued by the China Securities Regulatory Commission (the “CSRC”) in China.

We officially launched our overseas business expansion in February 2012. We first established Noah Holdings (Hong Kong) Limited, or Noah HK, and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission, Hong Kong SFC or the SFC, as well as an insurance broker license in Hong Kong. Subsequently, we further expanded our overseas presence by launching offices in Silicon Valley, New York, Vancouver, Melbourne and Singapore. We have obtained and maintained family trust licenses in Hong Kong and Jersey Island, insurance brokerage licenses in the United States and Canada, and the investment fund manager license, exempt market dealer license, and portfolio manager license in Canada, as well as Capital Market Services license in Singapore.

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

With over 15 years of operating experience, we continue to distribute and manage financial products and provide comprehensive financial services to our high net worth and ultra high net worth clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Our Business Model

We provide comprehensive financial services, including wealth management, asset management and lending and other services to our clients. In 2020, our wealth management business, asset management business, and lending and other businesses contributed to 71.6%, 26.5% and 1.9% of our total net revenues, respectively.

●	Wealth management business. Through our licensed distribution channels, we offer various investment products, including primarily domestic and overseas public securities products and insurance products, on behalf of our third-party product partners and Gopher, our asset management arm. We also provide customized value-added financial services to our clients, including investor education, trust services, corporate services and insurance brokerage services.
●	Asset management business. Through Gopher, our asset management arm, we manage our clients’ investments in private equity, real estate, public securities, credit and multi-strategy investment products. Since the fourth quarter of 2020, Gopher raises capital directly for its private equity investments, while public securities products offered by Gopher remains distributed by our wealth management services.
●	Lending and other businesses. Starting from 2019, this segment mainly includes lending services whereby we make secured loans to creditworthy investors.

We have an innovative business model tailored to the needs of high net worth individuals, characterized by (i) our unique ecosystem with leading product partners, including fund managers and top PE/VC firms, (ii) a diversified product mix that contributes to a favorable revenue structure with competitive profit margins and delivers successful investment results, and (iii) significant synergies and high operating efficiency. We are a pioneer in China’s high net worth wealth management industry, and are the first wealth manager to have built an ecosystem with leading fund managers and PE/VC firms in China. Leveraging our early-mover advantage, deep understanding of the industry, strong execution capabilities and rigorous risk management, we have developed a comprehensive set of product offerings in collaboration with our product partners.

Set forth below is a diagram illustrating our unique ecosystem:

We collaborate with leading product partners in both our wealth management and asset management businesses.

●	For our wealth management business, we distribute investment products provided by our product partners and Gopher. During the three years ended December 31, 2018, 2019 and 2020, we distributed most of such investment products through our wealth management subsidiaries. Following the enactment of the Supervision Measures on Sales Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures, in October 2020 which provides that independent fund sales institutions shall specialize in the distribution of funds that invest in public securities, we primarily distribute domestic and overseas public securities products and insurance products through our wealth management subsidiaries.
●	For our asset management business, we, through Gopher, primarily establish FoFs or feeder funds that invest in funds managed by top PE/VC firms. In certain cases, the funds managed by Gopher and PE/VC firms may also co-invest directly into portfolio companies. Our long-term, in-depth, and in certain cases, exclusive collaborations with top PE/VC firms demonstrate our extensive resources in the industry and recognition by leading industry players. Following the enactment of the Supervision Measures, which restrict our wealth management arm from distribution of private funds that invest in PE/VC products except as otherwise permitted by the CSRC, we have been able to collaborate with PE/VC firms solely through our strong asset management business.

Our Clients

We primarily serve Chinese high net worth individuals who resides in China or overseas with total investable assets exceeding RMB6.0 million, and in recent years, have expanded our services to mass affluent individuals with relatively less investable assets. In addition to individual clients, we also strategically provide services to certain institutional clients, primarily entities affiliated with high net worth individuals, such as their family offices. We have attracted a loyal and high quality high net worth client base, with approximately 360,000 registered clients and 34,000 active clients (including mutual fund-only clients) as of December 31, 2020.

Our client base has experienced significant growth in recent years. The table below sets forth certain information regarding our clients as of or for the periods indicated.

	As of/for the year ended December 31,
	2018	2019	2020
Number of registered clients(1)	260,285	293,760	360,637
Number of active clients (excluding mutual fund-only clients)(2)	13,628	14,538	12,161
Number of active clients (including mutual fund-only clients)(2)	*	31,495	34,213
(1)	Registered clients are clients who have completed a preliminary know-your-client and anti-money laundering review process, but may or may not have purchased any products from us.
(2)

Our active clients (including mutual fund-only clients) for a given period refer to registered clients who purchase one or more investment products distributed or provided by us during that given period, excluding clients in our lending and other businesses segment. The number of active clients (excluding mutual fund-only clients) further excludes clients who transacted only on our online mutual fund platform. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Performance Indicators—Number of Clients.”

*	Number of active clients (including mutual fund-only clients) for the year ended December 31, 2018 is not available

In order to provide targeted and personalized services to our clients, we categorize our clients into five categories based on their AUM with us, with the “Black Card clients” being the highest level. The table below sets forth the number of clients for each category:

		Number of registered clients
		As of
	Criteria
	Minimum AUM	2018	2019	2020
Black card	US7 million (RMB50 million)	748	884	985
Diamond	US$1.4 million (RMB10 million)	4,264	4,450	4,513

We have a loyal client base. Our repeat client rate, which represents the number of clients who have both (i) purchased investment products from the Company in a given year and (ii) purchased two or more investment products in any year(s) (the purchases may be made in different years), as a percentage of the clients who have purchased investment products from the Company in that given year, was 89.5% in 2020.

Client Onboard Process and Key Contractual Terms

When a client opens an account with us, we require the client to complete preliminary know-your-client, or KYC, and anti-money laundering, or AML, review process, including submitting documents for proof of their identities and declaring source of funds for investments, for the account registration. We enter into a set of standard client service agreements with our clients at account opening. Such client service agreements set forth rights and obligations of our clients when using service provided by us and authorizes us to collect and use certain personal information of our clients.

They will also receive an investor right notification form setting forth their interest and risks in purchasing such products. We require our clients to complete a full set of KYC and AML procedures designed for the specific product, including the procedures evaluating their levels of investable assets and risk tolerance.

Our Key Products and Services

Our Wealth Management Business

We provide diversified investment products, customized asset allocation and value-added services to our clients inside and outside of China for our wealth management business. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ financial planning needs, minimizing their risks while generating attractive returns. Our high net worth clients benefit from our comprehensive services, expertise and capacities, including, among others, tax planning, investor education services and trust planning services. In 2018, 2019 and 2020, net revenues contributed by our wealth management business were RMB2,306.0 million, RMB2,319.3 million and RMB2,366.3 million (US$362.6 million), respectively, representing 70.1%, 68.4% and 71.6% of our total net revenues, respectively.

Revenue Model

For our wealth management business, we generate revenues primarily from the offering of investment products and services to our clients in four ways: (i) one-time commissions paid by funds managed by our product partners, (ii) recurring service fees paid by our product partners or funds managed by them over the duration of the investment product, (iii) sharing of a portion of the performance-based income earned by product partners who manage the products, and (iv) revenues from comprehensive services we provide, especially the revenues from our investor education business. We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenues when the underlying insurance contracts become effective. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute, in accordance with the investment agreements with our clients.

Set forth below is a diagram illustrating the business and revenue model of our wealth management business:

Investment Product Offerings

We have a proven track record of consistently pioneering a broad array of innovative and high-quality investment product and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the three years ended December 31, 2018, 2019 and 2020, our domestic and overseas wealth management products primarily consist of:

●	private equity products, including investments in (i) various private equity and venture capital funds sponsored by third party domestic and international asset/fund management firms, (ii) real estate equity funds, and (iii) private equity and venture capital funds managed by Gopher Asset Management, including FoFs, feeder funds, S funds and direct and co-investment funds. Following the enactment of Supervision Measures in the fourth quarter of 2020, we started distributing private equity products exclusively through Gopher, rather than through our wealth management business;
●	public securities products, the underlying assets of which are investments in publicly listed securities and bonds in the secondary market. Our public securities products include primarily (i) secondary market equity products, which are privately-raised securities investment funds, and (ii) since 2019, mutual fund products, which are publicly-raised securities investment funds;
●	credit products, mainly including (i) consumer financing products, (ii) supply chain financing products and (iii) other private credit products, including private corporate credit products, mezzanine financing products linked to corporate merger and acquisitions and buyouts. We have stopped the offerings of substantially all credit products since the third quarter of 2019; and
●	other products we distribute or provide or manage but cannot be classified into any of the above product categories, such as insurance and multi-strategy products.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	(RMB in		(RMB in		(RMB in	(US$ in
	Millions)%		Millions)%		Millions)	Millions)%
Product type
Public securities products (1)	13,605	12.4	26,378	33.6	73,143	11,210	77.2
Private equity products	18,864	17.1	14,279	18.2	17,876	2,740	18.9
Credit products	75,498	68.6	34,316	43.7	616	94	0.6
Other products	2,062	1.9	3,551	4.5	3,101	475	3.3
All products	110,029	100.0	78,524	100.0	94,736	14,519	100.0
(1)	“Public securities products” refer to investment products that are based on publicly traded securities, including stocks and bonds. Prior to 2019, this category included only secondary market equity products. Starting in January 2019, we counted the transaction value of mutual fund products in our total transaction value.

Overseas Wealth Management

In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to address the asset allocation needs of offshore capital of our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in China, who typically offer only one or two types of asset categories and only have domestic and RMB-denominated product offerings. In 2020, the revenues from the Company’s overseas wealth management products accounted for 21.9% of its total revenues.

Comprehensive Services

In addition to the investment products we provide to our clients, we develop and provide customized value-added financial and related services to our clients to better serve their needs.

●	Investor Education: We primarily provide our investor education services through our subsidiary Enoch Education Training (Shanghai) Co., Ltd., or Enoch Education, offering various types of training programs to our individual clients and their families. These programs include wealth planning, market insights, and overseas tours and entrepreneurship camps. We charge attendees fees for these events primarily based on the duration (which typically last up to one year) and location of each program.

Since its establishment, Enoch Education has organized more than 400 training sessions, which have attracted more than 10,000 investors. We believe that Enoch Education is an important tool for building our business as it raises the financial sophistication of our clients, enables us to deepen our relationships with them, and broadens the clients’ investment knowledge, all of which are believed to further enhance their loyalty and willingness to invest with us, especially for long-duration products

●	Trust Services: We offer trust services through Ark Trust (Hong Kong) Limited, or Ark Trust, which we founded in 2014 and is the first family trust service company registered overseas among the independent wealth management companies in China. Ark Trust provides a full range of services to our high net worth clients, including family trust and fiduciary services, employee stock ownership plans, charitable trust services, offshore corporate services, and wealth planning services. We currently offer international trust services in Hong Kong, Jersey and Singapore, which are all major centers for offshore trust services.
●	Corporate Services: We provide corporate services to assist our clients’ businesses on various aspects such as government registration, tax planning and back office leasing. We believe that through these corporate services, we are able to further expand the range of our services and deepen the relationship with our existing clients.

Our Asset Management Business

To further address the asset allocation needs of our clients, we started our asset management business in 2010 under the brand name Gopher Asset Management. Gopher manages investments with underlying assets in China and overseas denominated in Renminbi or other currencies. Our AUM were RMB169.2 billion, RMB170.2 billion and RMB152.8 billion (US$23.4 billion), respectively, as of December 31, 2018, 2019 and 2020.

Revenue Model

We generate revenues from our asset management business primarily in the form of (i) one-time commissions from funds managed by Gopher when the investment product was distributed directly by Gopher, (ii) recurring service fees paid by funds managed by Gopher over the duration of the investment products and (iii) performance-based income from funds for which we serve as the fund managers.

Set forth below is a diagram illustrating the business and revenue model of our asset management business:

Given that over 60% of Gopher’s AUM as of December 31, 2020 consisted of private equity investments which generally have a long duration with no contractual redemption rights or high redemption costs, we believe that the recurring service fees we earn are relatively predictable and sustainable.

Investment Structure

Gopher establishes fund vehicles, or the Gopher Funds, as investment vehicles to raise capital from clients and manage the investments. The investment portfolio of Gopher Funds includes primarily (i) private equity investments, including equity investments into private companies and commitments in private equity funds, (ii) public securities investments, including direct investments in public securities and commitments in money market funds, mutual funds and secondary market equity funds, and (iii) real estate investments, typically in the form of equity of private companies holding such investments.

We act as the fund manager and/or general partner for the Gopher Funds and collect management fees and performance-based income. We also invest in certain Gopher Funds as general partners, and our equity interests in each individual fund are normally less than 3%. The following table sets forth the typical structure of a Gopher Fund:

Product Offerings

As a multi-asset management service provider, Gopher invests in different categories of assets, including:

●	private equity investments, including investments in the leading private equity funds in China and overseas through FoFs, feeder funds and S funds, as well as direct investments (including co-investments with our investment partners) in sectors such as TMT, financial services and healthcare. For the year ended December 31, 2020, the AUM of Gopher’s private equity investments was RMB113.0 billion (US$17.3 billion), covering 67 Gopher PE/VC FoFs, and directly or indirectly through these funds, invested in more than 5,000 companies.

FoFs. In 2010, we established the first market-oriented FoF by private capital in China. Our asset management business has historically focused primarily on investments in FoFs, whereby the Gopher Funds invest in one or more third-party managed funds, which directly or indirectly invest in portfolio companies or other investment portfolios, including public securities. The graph below illustrates the portfolio structure of a simple FoFs. Major Gopher PE/VC FoFs typically involve several layers of FoFs and/or feeder funds structure. Under such structure, multiple Gopher Funds are set up as intermediate investment vehicles, which are managed by Gopher for the purpose of asset and ownership segregation.

Feeder funds. We also manage feeder funds that invest in certain single third-party managed funds. Such third-party managed funds usually have multiple feeder funds as capital sources. Following the enactment of the Supervision Measures, we leverage primarily feeder funds to raise capital for our PE/VC investment partners. The graph below illustrates the investment structure of the Company’s feeder funds which invest in single third-party managed funds.

S funds. In May 2013, we introduced the first S fund to high net worth investors in China. The S funds explore investment opportunities by investing in pre-existing limited partner commitments in the private equity secondary market, which allows private equity investors to sell their investments in private equity funds. S funds typically invest in more diversified investment portfolios than primary PE funds, and typically deploy capital faster and have a shorter investment term than other private equity investments ranging from 2 years to 3 years. The graph below illustrates the portfolio structure of our S funds.

●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2020, our real estate investments included two office buildings in Shanghai through direct equity investment, including Gopher Aroma Plaza and Gopher Garden Place. Our real estate investments as of December 31, 2020 also included three rental apartment projects in the United States.
●	Public securities investments, mainly including privately-raised secondary market equity FoF and manager of managers, or MoM, investments, as well as direct investments in listed companies. Gopher also launched bond funds in 2019. For the manager of managers approach, we as the fund manager chooses third-party fund managers for certain investment programs of the Gopher Funds and monitors their performances. The third-party fund managers specialize in utilizing different investment strategies to achieve different levels of risk adjusted returns among market volatilities. A combination of their efforts seeks to provide positive total return with low risk and volatility over the long term. These third-party fund managers receive an incentive service fee.
●	Credit and multi-strategy investments. Our credit investments primarily include funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products. Starting from the third quarter in 2019, we stopped investing in credit products and started to redeem all outstanding non-standardized credit fund products. Our multi-strategy investments primarily include multi-asset portfolios and family office accounts. We use asset allocation principles to build multi-asset portfolios and multi or single family office accounts.

For a discussion of the change of our wealth management product mix during the three years ended December 31, 2018, 2019 and 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Performance Indicators—AUM.”

Overseas Asset Management

In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform to identify and source non-RMB-denominated investment products for onshore and offshore Chinese high net worth individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on US real estate investments. As of December 31, 2020, the overseas AUM of Gopher Asset Management reached RMB25.2 billion (US$3.9 billion), representing 16.5% of the total AUM for our asset management.

Our Portfolio Companies

A substantial amount of the investment products we offer and distribute are investments into equity or debt of companies. In particular, our Gopher Funds strive to invest into companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher Funds have invested in many portfolio companies that have achieved outstanding performance, which demonstrates our strong asset management capabilities. As of December 31, 2020, Gopher’s AUM included 67 Gopher PE/VC FoFs, which in aggregate invest in 289 funds managed by third parties, and directly or indirectly through these funds, invested in more than 5,000 companies, many of which had achieved substantial growth. As of December 31, 2020, more than 360 companies Gopher invested in have successfully become listed companies and more than 120 companies have grown into unicorn companies with a valuation over US$1.0 billion.

Our Product Partners and Investment Partners

We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we partner encompass a variety of institutions and companies, mainly including private equity/venture capital firms and public securities fund managers, real estate fund managers/developers, and securities investment fund managers. We distribute wealth management products provided by these product partners directly, and for our asset management business, our Gopher Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher Funds as asset management products to our clients. In certain occasions, our Gopher Funds also co-invest with our investment partners into portfolio companies directly. From 2018 to 2020, we collaborated with over 170 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business.

We have a strong presence in distributing private equity wealth management products, and has built collaborative relationships with 15 out of the top 20 VC fund managers as named in the “2019 Annual List of Chinese Venture Capital Investment Institutions” in October 2019 by CV Info, one of China’s leading third-party private equity information providers, and 10 of the top 20 international PE firms as named in “Private Equity International’s PEI 300 list” for 2020.

In addition to leading PE/VC firms, we also collaborate with other financial institutions to provide a variety of investment products. Specifically, we currently collaborate with major secondary market equity fund managers, such as Perseverance Asset Management and Greenwoods, as one of their exclusive distribution channels for public securities. Our onshore mutual fund platform, “Fund Smile”, currently works with 18 out of the top 20 non-money market funds in China.

Key contractual terms with product partners for our wealth management business

We enter into service agreements with the product partners for the majority of the products we distribute through our wealth management business. These service agreements usually expire upon the redemption of the underlying investment products. Under these agreements, we typically undertake to provide the counterparty with services relating to our clients’ purchase of the relevant products. Such services generally include providing our clients with information on the relevant products, evaluating the financial condition and risk profiles of those clients who desire to purchase the relevant products, educating them on the transaction documentation as well as furnishing other assistance to facilitate their communications with the product partners.

Under our service agreements with respect to our fund products distributed through our wealth management business, we also undertake to assist the product partners to maintain investor relationships by providing our clients who have purchased the relevant products with various post-investment services, including investor communications assistance and periodic portfolio management reports..

Key contractual terms with investment partners for our asset management business

As for the product partners we collaborate within our asset management business through FoF investments, our Gopher Fund invest in the funds set up and managed by the investment partners. Our investment partner set up fund vehicles to raise capital, which subsequently invest into asset portfolios. In connection with such investment, Gopher Fund enters into a limited partnership agreement as a limited partner of the fund and the investment partner as the general partner of the fund. In accordance with the limited partnership agreements, our investment partner actively manages the investment on behalf of Gopher Fund and other limited partners. Gopher Fund is obligated to provide capital to the fund in due course. The limited partnership agreements set forth the duration and redemption terms of the fund.

In case of co-investment with our investment partners, Gopher Fund and the fund managed by our investment partners both invest in the investment portfolio directly. For such investments, we generally enter into a set of agreements in connection with such investments including share purchase agreement and shareholders’ agreements to protect the interest of our clients and us.

Product Development and Selection

We have a rigorous product development and selection process is key to our business. In light of the tightened regulatory environment in China in recent years, we have been further enhancing our comprehensive risk management system.

Product Development and Selection Philosophy

Our product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. For our wealth management business, our team is primarily responsible for selection of wealth management products to be distributed by our wealth management segment, whereby for our asset management business, our team strives to develop and structure the investment products offered by Gopher. Our product selection efforts are guided by our comprehensive research, which provides a top-down review on our overall tactical asset allocation strategy at least semi-annually, based on which our product team develops strategies in each asset class.

We strive to provide a variety of wealth management products to our clients. Based on our research, we strategically select products that captures current investment opportunities, as well as products of stable long-term performance. We believe such product mix allows our investors to customize their investment portfolio based on their risk appetite and return expectations.

As for our asset management business, Gopher’s investment philosophy focuses on identifying and capturing opportunities from emerging trends in the market, evaluating a wide range of assets and investment opportunities from numerous investment partners, and constructing investment portfolios through vigorous due diligence process. Moreover, we seek to minimize volatility of the performance of our investments by investing in a wide range of asset classes and investment structures which enhances the sustainability of our revenue streams under various economic circumstances.

Product Development and Selection Process

Each product offered to our clients, including the wealth management products we distribute and asset management products we offer, must go through a strictly implemented product screening procedure as indicated in the diagram below:

Our product development and selection process involves three key stages: project screening, project evaluation and risk control. In-house experts and professionals, including high-level management team members from our legal department, risk management department, compliance department and product department will gather periodically to carefully screen and evaluate each product we offer and distribute.

●	In the project screening stage, our professionals select the potential product or the proposed investment portfolio from a broad database of investment products and review our internal due diligence findings to determine whether the product may be suitable for investment and/or distribution to our clients. A prospective product or investment needs to be approved by at least a majority of the members participating in the project screening meeting before the product or investment moves onto the next stage.

-

For wealth management products, we have adopted an effective screening mechanism that analyzes and evaluates the proposed investment product or portfolio both qualitatively and quantitatively. To facilitate the screening of the fund products, we maintain a whitelist of fund product providers that we update on real-time basis. Our wealth management arm conducts independent assessment of investment products developed by Gopher.

-

For each proposed investment under our asset management business, in particular private equity direct or co-investments, we will designate a dedicated project team to conduct preliminary due diligence on the potential investment target. After conducting the preliminary review, the project team submits an investment analysis and due diligence memorandum on the investment targets, focusing on investment overview and recommendation, market opportunities, investment strategies, investment return analysis, eligible investors, key risks and risk control solutions, among other considerations. If necessary, we will also engage qualified third-party services providers such as independent auditors and law firms to conduct independent research and analysis on our proposed investment portfolio.

●	In the project evaluation stage, our professionals analyze the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.
●	In the risk control stage, our core management team meets to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the investment in the portfolio and/or distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before it is officially launched.

We have also established a complete risk management system for our daily operations. On the product provider side, we have policies and procedures regarding, among other things, periodically reviewed product ratings, anti-bribery control, as well as post investment portfolio monitor and alert system. See “—Risk Management and Internal Control.”

In particular, we rigorously monitor the performance of our asset management products on a real-time basis. We have established a systematic post-investment monitoring mechanism to track the performance of funds we manage and to establish a long-term relationship with the fund managers whose funds we invested in. We have built a proprietary system, the GIMSP, which tracks the profiles and performance of all invested funds and underlying projects and consolidates such information in our internal database. This enables us to understand investment trends and develop the corresponding strategies in an innovative way. See “—Our Technologies.”

Product Distribution

We have established a dedicated client services team for our wealth management business and asset management business. Through the licensed distribution channels of our wealth management business, we offer various investment products such as public securities investments and insurance products on behalf of third-party product partners and Gopher. In addition, Gopher’s direct sales team raises capital for the private equity products directly.

Our integrated client service team adopts the “Noah Triangle” solution to provide efficient professional services to our clients. Depending on their skillset, knowledge and capacity, our relationship managers can serve in one or more of the following roles: (i) account representatives who are primarily client relationship managers for originating and maintaining client relationships, (ii) solution representatives who primarily provide detailed and more technical advice regarding our investment products, and (iii) fulfillment representatives who primarily serve investment execution, administration and other back-office functions.

Our account representatives work closely with our clients to understand their asset allocation needs and preferences. When an account representative notices a client’s investment need, he or she will work with a solution manager, a seasoned investment professional with comprehensive knowledge of various types of products, to provide customized investment strategy and product recommendations. If the client is interested, our fulfillment representative will assist the client with the procedures and documentation of the investment process, and later on delivers portfolio management reports to the client after the investment. The “Noah Triangle” solution is a three-dimensional service team in which members support each other by timely responding to the needs of our clients. We believe this “Noah Triangle” solution enables us to serve our clients more efficiently and professionally.

Our sales and marketing efforts are designed to attract and retain clients and build brand awareness and reputation. We focus on maintaining long-term relationships with our clients through regular, personalized interaction to build trust with our clients and enhance and sustain their loyalty. We strive to provide unbiased, trustworthy and client-centric advice to our clients based on their individual investment preferences and risk appetites. We also believe that the various other value-added services we offer to our clients, such as tax planning, investor education services and trust planning, further enhance the loyalty of our clients.

Wealth Management

Noah Upright, our primary distribution channel, is among the first independent financial service companies in China which has obtained the fund distribution license from the CSRC. Furthermore, to meet our clients’ needs for global investment opportunities, we have established offices in Hong Kong, Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore. The following table sets forth our overseas licenses in relation to our wealth management business held by us as of December 31, 2020:

Location	Licenses
Hong Kong	Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 9 (Asset management), family trust license, insurance brokerage license
Jersey Islands	Family trust license
United States	Insurance brokerage license
Canada	Insurance brokerage license
British Columbia, Canada	Investment fund manager license, exempt market dealer license, and portfolio manager license
Singapore	Capital market service license, trust business license

We distribute wealth management products on behalf of third-party product partners and Gopher, primarily through our network of relationship managers, and we use an array of marketing channels to attract potential clients. Furthermore, we also enjoy continued organic growth in clients from word-of-mouth referrals.

Our dedicated relationship managers strive to provide tailored investment services to our high net worth clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments which we offer. We optimized and condensed our sales force in 2019 and 2020 to further improve operational efficiency, and as a result, the total number of relationship managers decreased to 1,231 as of December 31, 2020, as compared to 1,288 as of December 31, 2019 and 1,583 as of December 31, 2018.

Asset Management

Historically, the majority of the funds managed by Gopher were distributed through Noah Upright, the distribution network of our wealth management business. Following the enactment of the Supervision Measures in October 2020, which provides that independent fund sales institutions shall specialize in the distribution of funds that invest in public securities, only mutual funds (which are publicly-raised securities investment funds) and secondary market equity funds (which are privately-raised securities investment funds) are distributed through the Noah Upright network. Gopher has built its direct sales team to raise capital for Gopher Funds it establishes that invest in private equity investments. When a client of the wealth management business shows interest in asset management products Gopher offers, a relationship manager of the Gopher will introduce the product to the client and handle the investment process. Gopher’s team of relationship managers also targets institutional investors and family offices, while expanding its distribution channel to other financial institutions such as banks and securities firms.

Integrated Client Service Team

Our relationship managers are all full-time employees who typically receive a base salary, and a bonus consists of transaction-based commissions, and AUM-based management fees. We focus on recruiting, training and motivating our relationship managers, with the goal of enabling our relationship managers to deliver thoughtful advice and investment solutions tailored for each client.

We operate with a streamlined relationship manager team. In 2020, our net revenues per relationship manager was RMB2.7 million (US$413.8 thousand), empowered by our innovative business model, efficient “Noah Triangle” service model and innovative and robust technology infrastructure.

We provide a comprehensive training system for relationship managers in different career stages, helping them understand the asset allocation theory promoted by Noah and investment philosophy within different asset categories. Upon recruitment, our relationship managers will receive required training before interacting with clients. We also provide routine training to our relationship managers from time to time. These specialized training opportunities enhance the skills of our top relationship managers and also serve as an important motivational tool for all of our relationship managers as they compete to attend these events.

We identify our best performing relationship managers who have completed transaction value of over RMB50 million per quarter or over RMB200 million per annum as “elite relationship managers”. As of December 31, 2020, we had 357 elite relationship managers, accounting for 29.0% of our total relationship manager team, but contributing 87.5% of the total transaction value (excluding mutual fund) for our wealth management business in 2020. In 2020, we enjoyed a low turnover rate for our elite relationship managers at merely 5.1%.

Client Service Centers

We believe our high-quality client service enhances our client loyalty and brand image. We serve our clients primarily through our network of relationship managers. Headquartered in Shanghai, our client service network covered 80 cities in China as of December 31, 2020, multiple developed regions where the country’s high net worth population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open offices at locations with concentrated high net worth population and strong regional economies. We have opened offices in tier-one and tier-two cities and key provincial capitals in China. We have also expanded our overseas presence with offices in Hong Kong, Taiwan, U.S., Canada, Australia and Singapore.

We also operate a call center network providing real-time assistance to our clients. Our call center representatives work with our clients to record their requests and complaints, and we have also integrated AI-based client service robots into our mobile applications. As of December 31, 2020, we had 20 call center representatives. We provide regular trainings to our representatives and periodically review callers’ level of satisfaction with the service they received from us. At the end of each call, each caller is asked to grade the quality of our client service, and a designated call-back team follows up on all incidences of dissatisfaction. We have also invested in ChatBot, a software tool that enhances verbal and textual conversations with our client and our call center representatives, for our call center to provide better services for our clients.

Our Online Transaction and Service Platforms

Investments in substantially all of our wealth management and asset management products can be facilitated online. We have developed a comprehensive wealth management product mobile application “WeNoah” as a one-stop and integrated client service portal. In addition to WeNoah, we also developed “Fund Smile” and “iNoah,” mobile applications specifically for investing in domestic and overseas mutual funds, respectively. WeNoah automatically directs clients that intend to execute mutual fund transactions to our mutual fund transaction systems Fund Smile and iNoah, which are incorporated into WeNoah. Furthermore, WeNoah is also connected with our investment platforms for secondary market equity funds and private equity investments, and facilitate a transaction process that could be completed wholly online. We also provide services on web-based client service channels. Utilizing these online platforms, our relationship managers are able to provide real-time online assistance and personalized investment experience to a broader client base.

Marketing and Brand Promotion

Our relationship managers target potential high net worth individuals and adopts effective marketing based on thorough data analytics. Our client engagement and branding initiatives primarily include the following:

Offline and Online: Investor Seminars and Wealth Management Forums

In order to attract new clients and develop client loyalty, we organize targeted client events on a regular basis, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. We invite experts or authorities in the industry to share the latest market trends, newly promulgated laws and regulations, and other updates with our clients. We organize these events offline as well as online. In 2020, we organized over 200 and 1,900 online and offline investor seminars and wealth management forums, respectively, which were attended by an aggregate of over 50,000 clients and watched by over 40,000 viewers online.

Online Marketing Channel

To improve the efficiency of our sales team and better serve our expanding client base, we connect with our client community through WeNoah, as well as online social media networks such as WeChat.

WeNoah allows us to keep close relationships with our clients and provide a convenient and efficient platform for these clients to access the products and services offered by us. We maintain proprietary databases on a broad range of investment products and client online behavior, and leverage them to provide personalized services and initiate targeted marketing initiatives. WeNoah also serves as an information portal for personalized industry news and research, live broadcasts on expert discussions and product roadshows, which are effective community management portals and investor education tools for our relationship managers.

Word-of-Mouth Referral

Word-of-mouth is one of the most effective marketing tools for our business. Although we employ a variety of methods to promote our brand, we believe the reputation and high level of awareness of our brand in China and, increasingly, abroad and references from clients is our best and most cost-efficient marketing channel. We believe once clients are satisfied with their experiences, they will continue investing in wealth management products we distribute, or referring their friends and colleagues to our products and services.

Lending and Other Businesses

In addition to our wealth management and asset management businesses, we also provide lending and other services. These services serve as value-added services that we provide to our high net worth clients to broaden and deepen client relationships. In 2018, 2019 and 2020, net revenues from lending and other services represented 7.1%, 8.5% and 1.9% of our net revenues. In 2020, this segment mainly includes lending business services whereby we make loans to creditworthy investors. We have strategically winded down lending and other businesses in 2020 as we strategically decided to focus on our core businesses.

Lending Businesses

Majority of the loans we make are secured with collateral including financial products distributed by us and real estate properties, with a typical loan-to-value ratio of below 70%. We fund these loans mainly through our licensed microloan company.

Starting in the third quarter of 2019, we strategically decreased the scale of secured loans that we made overall.

Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

●	Board of Directors, Audit Committee and Internal Audit. Our board of directors and audit committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our board of directors and audit committee annually. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.
●	Regulatory compliance. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.
●	Licenses and approvals. We maintain policies to ensure that we have required licenses and approvals in place. Our legal department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.
●	Data security. We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management. See “—Privacy and Data Security.”
●	Know-your-client. As part of our risk management practice, we operate a strict client due diligence process, including:
-

at account opening: we require individuals seeking to open account with us to complete standard know-your-client and anti-money laundering procedures, including documents for proof of their identity, automatic real-person biometric recognition for our individual clients and declaring source of funds for investment.

-

before product purchase: we require our clients to complete a more comprehensive know-your-client questionnaire specifically designed for the proposed investment product in accordance with laws and regulations of the competent jurisdiction in which we distribute the product. Such questionnaires are designed to collect a wide array of personal and financial information, including the individuals’ professional background, investment experience, level of investable assets and risk tolerance. We also require our clients to provide supporting documents, such as trading statements and proof of assets.

-	Regular updates: our relationship managers follow up with a registered client to complete questionnaires in order to update the client’s risk profile and investment preferences on a regular basis.

●	Client suitability assessment and recordkeeping. We have adopted various measures to ensure that the client’s risk profile matches the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients’ risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.
●	Anti-money laundering. In addition to our know-your-client measures, we have also implemented anti-money laundering policies, including (i) a real-name policy in the process of business operations, (ii) requirement of complete client information, (iii) requirement of trackable transaction records and (iv) requiring and source of fund information. We have further established an anti-money laundering information reporting system, as part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.

Our Technologies

Our technology infrastructure is integrated and readily scalable to support the growth of all of our business segments and digitalization across front-end, middle-end and back-end operations. Each aspect of our business operations is supported by its innovative technology infrastructure, and the success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and providing future growth opportunities. Principal components of our technology system primarily include:

●	Convenient online transaction platforms. Our online platforms WeNoah, Fund Smile and iNoah facilitate investments in substantially all of our wealth management and asset management products online, providing a smooth investment experience. These convenient online transaction platforms allow us to serve a broader client base and increase our transaction value, in particular in mutual fund products. Since the launch of our domestic and overseas mutual fund platforms Fund Smile and iNoah in July 2019 and June 2020, respectively, investments of RMB44.1 billion and US$129.7 million, respectively, were completed through Fund Smile and iNoah. In addition, our online transaction capabilities allow us to serve our clients and facilitate transactions in a more convenient and cost-effective manner, in particular during the COVID-19 pandemic when face-to-face meetings were limited due to quarantine measures and travel bans.
●	24/7 digitized client service experience. Our client service platforms enable our relationship managers to provide 24/7 real time client services to our clients, including providing professional investment advices, guiding our clients through the investment process and providing various post-investment services. In addition, we also organize various investor education sessions and product roadshows through our online platforms, which enhances the client stickiness.

●	Automated investment management system. We developed and launched GIMSP, an automated investment management system that digitalizes almost all aspects of Gopher’s asset management business. GIMSP functions as a digitalized and structured database designed for private equity investments, which includes information on more than 6,000 potential portfolio companies and more than 3,000 commercial due diligence documentations. GIMSP visualizes data in a clear and systematic fashion using techniques such as knowledge mapping, allowing specialists to extract and analyze information easily amidst large volumes of documents, which is particularly helpful for private equity investments and portfolio management. Leveraging proprietary technology, GIMSP incorporates work flow engines that automate various tasks during the lifespan of investment funds, saving substantial amounts of tedious manual labor that would have otherwise been done by personnel. GIMSP is able to swiftly update its data based on information uploaded and retrieved, and shortens the lead time for commitment share mapping for targeted portfolios after capital calls, from traditional “T+N” to “T+1”, with T being the wire date, “T+1” being the date after wire date and “T+N” being a few business days after wire date. GIMSP is the first and only investment management system in the high net worth wealth management industry to have achieved this function.
●	Intelligent investment advisory tools for relationship managers. Our Mutual Fund Work Station is an intelligent online wealth management system that significantly improves the work efficiency and productivity of our relationship managers. It provides our relationship managers with in-depth and up-to-date market data, including real-time trading updates of different investment products, to help them update their clients from time to time. Furthermore, leveraging big data technology and its extensive database of investment products, Mutual Fund Work Station also enables the Company’s relationship managers to quantitatively analyze expected return and risk of investment products, automatically alert risk events and generate investment recommendations based on clients’ investment preferences, expected returns and risk appetite, among others.
●	Open service platform. We launched Pilot Whale, the first and only one-stop open service platform that supports both internal relationship managers and external financial advisors. As an open service platform, Pilot Whale can connect our approximately 1,900 employees and 39,000 external financial advisors as of December 31, 2020, which can further expand client outreach and future monetization opportunities. Starting from the fourth quarter of 2020, we have also been integrating our internal resources to launch a new consolidated platform “Noah Digital Intelligence” to offer comprehensive services including investor education, insurance products and a turnkey asset management platform.
●	Digitalized KYC/KYA/KYP management. We have adopted a digitalized approach to manage our operations, especially our “know-your-client,” “know-your-agent” and “know-your products” practices. Based on our extensive industry knowledge and experience, we label our clients, relationship managers and products based on different segmentations, and utilize such segmentation to optimize our resource allocation. For instance, leveraging our digitalized KYC/KYA/KYP management, we are able to accurately target our product campaigns to a suitable client base, and therefore enhance operating efficiency.

Research and Development

Our business innovations and developments are empowered by our innovative technology infrastructure and strong research and development capabilities in creating and identifying suitable investment products.

We have a dedicated research and development team of 351 employees out of total 2,960 employees, representing 11.9% of our total workforce. Our research and development team is led by a team of visionary and experienced industry experts. It is an industry veteran team with extensive experience in software platform research and development and structuring. Core members of the team have previously worked in managerial positions at leading technology or finance companies including Tencent, Alibaba, eBay, Vipshop, China Mobile, Lufax, Goldman Sachs and Morgan Stanley.

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and leading the digitalization of our business operations. As our research and development efforts continue, our research and development expenses increased from RMB221.1 million in 2018 to RMB225.9 million in 2019 and further to RMB253.6 million (US$38.0 million) in 2020.

Certain of our subsidiaries have been recognized as high-tech enterprises in China. In addition, Noah Upright, our distribution channel, has received many awards and recognitions due to its development and ownership of many software copyrights and patents, including Model Enterprise with Four New Technologies in Hongkou District and the Center of Technology for Enterprises in Hongkou District.

Privacy and Data Security

We place a strong emphasis on data security. We have a dedicated information security team comprised of personnel specialized in data security, compliance and risk management. This team is involved in key aspects of our business operations and provides other departments with professional data security and risk management services.

We collect personal information of our clients legally and customarily required for their account opening, including the know-your-client and anti-money laundering review processes, as well as for their investments with us. We maintain an effective cyber security system to monitor and manage the traffic to our platform on a real-time basis. Our system is designed to automatically detect suspicious activities and an alert will be instantly sent to our IT team. To minimize the risk of a cyber-attack, we keep and constantly update an internal blacklist of malicious IP addresses. For our daily operation, we collect and store certain personal information, including sensitive information such as clients’ ID card numbers and bank accounts information. We retrieve such information only upon user’s consent and store all sensitive data in an encrypted form. We also implement multiple layers of security to insulate our databases from unauthorized access and use sophisticated security protocols for communication among applications.

We have invested meaningful resources to improve our privacy and data security systems. We have obtained ISO 27001 (information security management) and ISO 29151 (personally identifiable information protection) certifications. We have also organized various internal training sessions on information security, totaling almost 2,000 hours of training participated by our employees.

Intellectual Property

We believe that the protection of our brand, trade names, domain names, trademarks, trade secrets, patents, and other intellectual property rights is critical to our business. Such intellectual properties distinguish the products we distribute and the services we provide from those of our competitors and contribute to our competitive advantage in both wealth management and asset management industries. We rely on a combination of copyright, trade secret, trademark and competition laws and contractual arrangements to protect our intellectual property rights. We enter into confidentiality agreements and non-compete covenants with all of our employees and our third-party product partners.

As of December 31, 2020, we had 465 registered trademarks (411 registered trademarks in mainland China and 54 registered trademarks in Hong Kong, Taiwan, the U.S., Europe, Singapore, Canada, India and Australia), 93 software copyrights, 53 registered top level domain names, and 166 issued patents in China. Specifically, the Trademark owned by Shanghai Noah Investment Management Co., Ltd has been recognized as a “Well-known Trademark” in China. The trademark owned by Gopher has also been recognized as a “Well-known Trademark” in China.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others.

Competition

The high net worth wealth management services industry in China is concentrated. We primarily compete with other independent high net worth wealth management service providers in China, which are providers primarily engaged in providing diversified investment products and comprehensive services to high net worth clients and are not associated with any financial institutions. We believe that our sophisticated and loyal client base, ecosystem with product and investment partners, unique investment opportunities we provide, domestic and overseas capabilities and leading technology infrastructure provide us a competitive advantage. We also compete with private banking arms of financial institutions, typically the private banking departments of commercial banks in China.

Insurance

We participate in government sponsored social security programs including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident funds. We also maintain a director and officer liability insurance policy for our board directors, executives and employees. In Hong Kong, we maintain investment structure insurance as required by the SFC. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Occupational Health and Safety

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the three years ended December 31, 2018, 2019 and 2020 and up to the date of this annual report, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues.

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance, or ESG, matters and take actions in our day-to-day operations and investment services. Since 2014, we have been voluntarily releasing a Corporate Social Responsibility (“CSR”) Report on an annual basis.

We actively work to promote our growth and operations in a sustainable and responsible manner and aim to become a company built on sustainable development and responsible strategies, aligned with our core corporate values—client-centricity, integrity, professionalism, embracing changes, self-improvement, and passion. We updated our corporate mission in 2018 as “enriching life with wealth and wisdom” and envision ourselves to become a trustworthy partner by developing a deep understanding of clients through the pursuit of professionalism and excellence. We have been continuously investing in training and education programs for employees and clients.

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the three years ended December 31, 2018, 2019 and 2020 and up to the date of this annual report, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our Group.

Our 2020 Noah Holdings Limited Sustainability Report was released in April 2021, prepared in accordance with Global Reporting Initiative, or GRI, G4 Core Option and Standard AA1000 (2008). The Report highlighted our efforts in ESG matters during the period, including corporate governance, employee compensation,, anti- bribery and anti-corruption, sustainable management, human capital management, client-oriented innovation and investor education, digitalization, charity as well as other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

In April 2020, our company and Gopher Asset Management both joined the UN supported Principles for Responsible Investment initiatives as official signatories, to promote responsible investments from both wealth management and asset management ends, and practice sustainable development. We signed as a service provider and Gopher Asset Management signed as an investment manager. We became the first independent wealth management firm in China to participate in this initiative.

In 2020, we also established an ESG sustainability committee consisting of directors and senior management members, to report to our board of directors and to oversee the sustainable development of our company. In addition, the key performance indicators of our senior management members have incorporated environment, social and governance indicators. The ESG sustainability committee, together with the strategy committee, talent committee, operation committee, science and technology revolution committee, product committee, ethics compliance committee (including compliance and discipline supervision committee), client interest committee, contributes to our organizational leadership capability and forms an effective collective decision-making mechanism.

According to the 2020 Noah Holdings Limited Sustainability Report, female employees accounted for 62.5% of our total employees and 43.2% of our management team; the average training hours of our employees are close to 67 hours in the year. We endeavor to include ESG-related topics into the decision-making process of risk management, product and service development and provision, as well as marketing activities.

As of December 31, 2020, we, our employees and clients had donated more than 320,000 saxaul trees that have been planted in Tengger Desert in China, covering more than 6,700 acres of land and helping to stabilize 3.2 square kilometers of sand. Noah also supports the “Noah Ark – Biodiversity Conservation” program in the South West China to help protect animals such as green peafowls and Asian elephants.

From 2015 to 2020, we organized 219 series of Noah Care courses covering topics of happiness, well-being, and psychological health, which have been attended by more than 15,300 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non-resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

To help combat the COVID-19 pandemic, our employees and clients have donated approximately 40,000 facial masks, RMB1.05 million, 990 kilograms of disinfectant and a number of protective suits for hospitals in Hubei, Beijing, Shanghai, Sichuan, Jiangsu and Zhejiang, China through a number of non-profit organizations.

We have launched a dedicated Noah ESG website in 2020 to promote ESG awareness and efforts in the industry. More information and the CSR reports are available at esg.noahgroup.com.

Regulations in China

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Guidance Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission, or the NDRC, the Wholly Foreign-Owned Enterprises Law of the PRC, the Sino-Foreign Equity Joint Venture Enterprises Law of the PRC, the Law of the PRC on Chinese-Foreign Contractual Joint Ventures, or collectively the Old FIE Laws, and their respective implementation rules and ancillary regulations. The Guidance Catalogue laid out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited” Industries not listed in the Guidance Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Under the Guidance Catalogue, certain ownership requirements, requirements for senior executives and other special management measures shall apply to foreign investors with regard to the access of foreign investments in certain restricted categories, and foreign investors shall not engage in any business that falls into the prohibited categories.

On June 30, 2019, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or the 2019 Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List, which became effective on July 30, 2019, to amend and supplement the Guidance Catalogue and replace the previous negative list thereunder. Under the 2019 Negative List, foreign investment in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers, should not exceed 50% of the total equity interests.

On December 27, 2020, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the 2019 Encouraging Catalogue. On June 23, 2020, the MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the 2020 Negative List, which became effective on July 23, 2020, to further reduce restrictions on the foreign investment and replace the 2019 Negative List.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Old FIE Laws. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, a foreign invested entity shall be treated no different than a domestic company, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in the “restricted” industries will be required to conform to relevant investment conditions before they can operate in such industries, and foreign invested entities shall not invest in any “prohibited” industry.

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that foreign investors’ funds can be freely transferred out and into the territory of PRC, which run through the entire life cycle from the entry to the exit of foreign investment, and that a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises is to be established. If these protective rules and principles are so implemented via specific rules and regulations, it could mean that the restrictions on the injection of our funds into our PRC subsidiary and the distribution of the PRC subsidiary’s profits and dividends to us may further loosen. In addition, foreign investors and foreign-invested enterprises are subject to legal liabilities for failing to report their investment information in accordance with the requirements of the information reporting system to be further established. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that after the five-year grace period, foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the then current PRC Company Law and other laws and regulations governing the corporate governance.

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

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 19, 2020, the MOFCOM and the NDRC, jointly promulgated the Measures for the Security Review of Foreign Investments, or the Security Review Measures, which took effect on January 18, 2021. Pursuant to the Security Review Measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the Security Review Measures. The State establishes a working mechanism for the security review of foreign investments, or the Working Mechanism, which is responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important financial services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the Working Mechanism prior to implementation of the investments.

Regulations on Private Funds

On August 21, 2014, the CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which became effective on the same date. According to the Interim Measures, private funds refer to the investment funds established by way of raising capitals from qualified investors in a non-public manner within the territory of the PRC. The qualified investors shall be (i) institutional investors with net assets of not less than RMB10 million, (ii) individual investors with financial assets of not less than RMB3 million or the average annual income of not less than RMB500,000 for the past three years, and (iii) other types of investors that have been prescribed in the Interim Measures. The Interim Measures mainly cover the following five aspects: specifying the registration of fund manager and record-filing of private funds of all types, setting up a qualified investor system, specifying the fund raising regulations of private funds, presenting the investment operations and introducing industry self-regulation and supervision and administration measures for private funds. Apart from the Interim Measures, other laws or regulations applying to private funds shall still apply, including the Company Law of the PRC, or the PRC Company Law, which applies to fund managers or private funds taking the form of limited liability company or company limited by shares and the Partnership Law of the PRC, which applies to fund managers or private funds taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and bear unlimited liability for the partnership’s debts.

According to the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination or approvals. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of private funds of all types are, however, required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a private fund of any type is completed. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

Since late 2015, the AMAC promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 13 and Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4. These regulations have the effect of (i) expanding the self-discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record-filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

In December 2018, the AMAC updated the Asset Management Association of China Notice for Private Fund Manager Registration, or the Private Fund Manager Registration New Notice, which set further requirements for the registration and ongoing compliance matters for private fund managers. Among others, the Private Fund Manager Registration New Notice mentioned that: (i) if a new entity under the common control with a private fund manager intends to file a new application for private fund manager registration with the AMAC, it shall state in its application the purpose and rationale of setting up multiple private fund managers, the difference in the business of such private fund managers, and how horizontal competition among such private fund managers can be avoided, the de facto control person and the registered related private fund manager under its control shall undertake in writing that it shall bear the joint and several liability for any violations of such private fund manages during their operations; and (ii) except for its legal representative, other senior officers of a private fund manager shall not have any other part-time jobs, and in the event that such senior officers have any part-time job in addition to the position in such private fund manager, the fund manager shall provide relevant documentations for the rationale for such additional part-time job; the number of the senior officers who have such additional part-time jobs shall not exceed 50% of the total number of the senior officers of the private fund manager.

On November 9, 2017, the State Council promulgated the Notice of Implementation Measures to Transfer a Portion of State-owned Capital to Social Security Fund, or the State-owned Capital Transfer Notice, which amended the previous mechanism of state-owned capital transfer. In the past, if the portion of state-owned capital of an entity is more than 50% or otherwise considered as significant by competent authorities (State-owned Assets Supervision and Administration Committee, Ministry of Finance or CSRC in different occasions), the entity shall voluntarily transfer a portion of shares to the Social Security Fund in its initial public offering. In practice, before the State-owned Capital Transfer Notice, the limited partners with state-owned capital had the liberty to determine the portion and status of state-owned capital in its own shareholding/equity structure, which will eventually impact the state-owned capital percentage of the private fund the limited partner invested in. In addition, before the State-owned Capital Transfer Notice, when a private fund, or its invested enterprise, is considered to be in fact controlled by state-owned capital, the invested enterprise will likely have to transfer the relevant shares in its first public offering. Pursuant to the State-owned Capital Transfer Notice, only the prescribed type of entities shall transfer the shares to Social Security Fund and unless otherwise clarified by the State Council, a private fund is not a prescribed type entity.

On April 27, 2018, the PBOC, China Banking and Insurance Regulatory Commission, or the CBIRC, CSRC and State Administration of Foreign Exchange, or the SAFE, jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. However, if there are no such laws and regulations addressing particular topics, then the Guidance Opinions applies. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. CBIRC has also issued specific implementation rules in the industries subject to its regulation. On October 19, 2019, NDRC, PBOC, the Ministry of Finance, CBIRC, CSRC and SAFE jointly released the Notice on Further Clarifying the Matters Concerning Regulating Asset Management Products for Financial Institutions to Invest in Venture Capital Funds and Government-funded Industry Investment Funds, specifying how Guidance Opinions applies to venture capital funds and government-funded industry investment funds. On December 23, 2019, the AMAC updated the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version), which reflects certain provisions set forth in the Guidance Opinions, such as the prohibition of the establishment of multiple private funds in disguised forms in order to contravene restrictions on the number of investors or other regulatory requirements and the requirement for leverage ratios in respect of the private funds.

On February 14, 2020, the CSRC released the Decision on the Revision to the Administrative Measures for the Offering of Securities by Listed Companies, the Decision on the Revision to the Implementing Rules for Private Placement of Shares by Listed Companies and the Supervision Q&A for Offering - Supervision Requirements for Guiding and Regulating Financing Acts of List Companies (the abovementioned rules, collectively, the “New Refinancing Rules”), relaxing the supervision requirements for refinancing by PRC listed companies and participation in private placement by investors. According to the New Refinancing Rules, the CSRC (i) shortens the lock period for transfer of the newly subscribed shares held by the subscribers; and (ii) increases the offering price discount and the maximum amount of shares for private placement etc.

On December 30, 2020, the CSRC promulgated the Several Provisions on Strengthening the Regulation of Private Investment Funds, or the Private Investment Funds Regulation Provisions, putting forward a series of prohibitive requirements for private fund managers and their practitioners. The Private Investment Funds Regulation Provisions mainly covers the following six aspects: (i) regulating the name and business scope of private fund managers; (ii) optimizing the regulation of group private fund managers; (iii) restating that private funds shall be offered to qualified investors in a non-public manner; (iv) clarifying the property investment requirements for private equity funds; (v) strengthening the normative requirements for private equity fund managers, practitioners and other subjects, and standardizing related-party transactions; (vi) clarifying legal liability and grace period arrangements.

Regulations on Fund Distribution

According to the Administrative Measures on Securities Investment Fund Distribution, or the Fund Distribution Administrative Measures, issued by the CSRC on March 15, 2013, fund distribution institutions refer to the fund managers and other institutions registered with the CSRC or its branches. Other institutions, including commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions, are required to register with the local CSRC branch and obtain the relevant fund distribution license, in order to carry out fund distribution service. Distribution services regulated under the Fund Distribution Administrative Measures refer to marketing and promotion, sales and distribution, subscription and redemption services of mutual funds in particular.

The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Raising Institutions, or the Investor Suitability Management Guidance, on June 28, 2017 in consistent with the Administrative Measures of the Securities and Futures Investor Suitability by the CSRC on February 21, 2017, which both made significant changes to the fund raising procedures and sales institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new processes such as the “cooling-off period” and the “re-visit.”

The Investor Suitability Management Guidance categorized fund investors into two types: common investors and sophisticated investors. Sophisticated investors include (i) financial institutions approved by relevant financial bureaus and the products they distribute, (ii) entities with net asset of no less than RMB20 million as of the end of the previous year or financial asset of no less than RMB10 million as of the end of the previous year, and (iii) individuals with financial asset of no less than RMB5 million or average annual income of no less than RMB500,000 for the past three years. The investors other than the sophisticated investors are common investors, who are further divided into 5 categories according to their risk tolerance level. The Investor Suitability Management Guidance listed the requirements and steps for identifying the risk tolerance and category of each investor, which shall be the first step to take in a fund-raising process when determining the product with corresponding risk level that such investor can subscribe to.

On November 8, 2019, the Supreme People's Court of the PRC issued the Notice by the Supreme People's Court of Issuing the Minutes of the National Courts' Civil and Commercial Trial Work Conference, or the Conference Minutes, which identifies the liability of sellers of financial products in respect of the trial of cases relating to disputes over protection of the rights and interests of financial consumers. According to the Conference Minutes, where an issuer or seller of a financial product fails to perform its suitability obligations, causing damages to any financial consumer in the course of purchasing the financial product, the financial consumer is entitled to compensations from either the issuer or the seller of the financial product, or, in accordance with Article 167 of the General Provisions of the Civil Law (the predecessor of the Civil Code of the PRC), from both the issuer and the seller. Further, the Conference Minutes also clearly states that if a financial service provider fails to follow the suitability principle, that is, to sell suitable products to suitable customers, causing damages to any financial consumer participating in high-risk investment activities after providing its financial services, the financial consumer may request the financial service provider to assume its liability for compensations.

On August 28, 2020, the CSRC issued the Supervision Measures on Sales Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures, which came into effect on October 1, 2020 and replaced the Fund Distribution Administrative Measures. The Supervision Measures set out various requirements on sales agencies selling publicly-raised securities investment funds, including registration, operational standards, internal control and risk management. Sales agencies selling publicly-raised securities investment funds are required to obtain a business license for securities and futures operator. The Supervision Measures provide that independent fund sales institutions shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, and no other business shall be engaged, except as otherwise prescribed by the CSRC. In addition, pursuant to the Provisions on the Implementation of the Supervision Measures on Sales Institutions of Publicly-Raised Securities Investment Fund issued by the CSRC on August 28, 2020 and effective from October 1, 2020, an independent fund sales institution engaging in the distribution of products other than publicly-raised securities investment funds and privately-raised securities investment funds shall, within two years from the implementation date of the Sales Supervision Measures, complete the rectification, and during the rectification period, cut the scale of holdings of relevant products under distribution in an orderly manner and after the expiration of the rectification period, only provide services for existing shares held by relevant stock product investors.

Regulations on Microloan Loan Business

The Guidance on the Pilot Establishment of Microloan Companies, jointly promulgated by the China Banking Regulatory Commission, or the CBRC, and the PBOC on May 4, 2008, allows provincial governments to approve the establishment of microloan companies on a trial basis. This guidance set the basic principles and requirements to set up microloan company, which requires that the registered capital shall be fully paid in and that the capital from one individual, entity or other association (including the capital from affiliates) shall not exceed 10% of the total registered capital. Based on this guidance, many provincial governments in China, including that of Anhui Province, where Rongyitong is located, promulgated local implementing rules on the administration of microloan companies.

On October 10, 2008, the People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Microloan Company in Anhui, and on May 18, 2009, the Anhui Government promulgated the Interim Regulations on the Supervision and Administration of Microloan Business of Anhui Province. According to such measures and regulations, a microloan company is not allowed to accept public deposits. The major sources of funds of a microloan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a microloan company, the shareholding percentage of the founding shareholder shall not exceed 20% in principle, and the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. In addition, the total amount of loans of the same borrower shall not exceed 5% of the registered capital of the microloan company. On October 24, 2011, the government of Anhui Province published the Opinions of Finance Office of Anhui Province on Promoting the Standardized Development of Microloan Companies across Anhui Province, or the Anhui Microloan Company Development Notice, which explicitly states that microloan companies cannot raise money through authorized loans, and cannot receive public deposits. The Anhui Microloan Company Development Notice relaxes the restrictions on the equity proportion of small-sum loan companies, according to which, when applying for the establishment of a microloan company, the shareholding percentage of the founding shareholder shall not exceed 35% in principle, the shareholding percentage of the founding shareholder and its affiliated shareholder shall not exceed 50% and the capital contribution from the other affiliated shareholders of the company may not exceed 30% of the company’s total registered capital. On December 1, 2017, the Notice on Regulation and Renovation of the Cash Loan Business was promulgated and on December 8, 2017, the Implementation Plan for Renovation of the Risk of Online Microloan Business for Microloan Company was issued. The Notice on Regulation and Renovation of the Cash Loan Business and the Implementation Plan for Renovation of the Risk of Online Microloan Business for Microloan Company (collectively, the “Microloan Renovation Plan”) set forth the requirements for cash loan or online loan making. The previous practice such as loan without prescribed usage, extensive borrowing from third parties or public deposits to carry out lending business, transfer or sell of the credit assets through online platform or local exchange is expressly prohibited. In addition, the Notice on Regulation and Renovation of the Cash Loan Business prescribed that engaging credit asset transfer or ABS business through Internet finance is prohibited. Further, it provides that the capital from credit asset transfer or ABS business shall be counted together with capital from other financing methods of microloan company, and the total amount of capital shall not exceed the prescribed percentage of a microloan company’s net asset in the Microloan Renovation Plan. On July 23, 2019, the Opinions on Illegal Lending, jointly promulgated by the Supreme People’s Court, the Supreme People's Procuratorate, the Ministry of Public Security, and the Ministry of Justice, provides rules on the supervision of and punishment for illegal lending, including (i) regularly granting loans to the public for profits in violation of the provisions issued by the state, without the approval of the regulatory authorities, or beyond the scope of business, (ii) granting illegal loans as stipulated in (i) under circumstances where the annual interest rate of the loan exceeds 36%; and (iii) debt-collection by means of violence.

On September 7, 2020, the CBIRC issued the Notice of the General Office of the CBIRC on Strengthening Regulation on Microloan Companies, or the Microloan Companies Notice. The Microloan Companies Notice requires microloan companies to primarily engage in loan business and limits the amount of debt they can borrow. Specifically, the balance of funds borrowed from banks, shareholders and through other non-standard financings should not exceed microloan companies’ net assets and the balance of debt raised via issuance of bonds, asset-backed securities and other standard debt instruments should not exceed four times the microloan companies’ net assets. The Microloan Companies Notice also sets out requirements on various aspects of microloan companies’ business operations, including credit concentration, use of loan proceeds, territorial scope, interests rate and prohibited activities. In particular, microloan companies should strengthen funds management and improve credit process, including pre-loan approval check, loan approval review and post-loan monitoring, separation of loan application investigation and approval, and loan classification. Additionally, microloan companies are required to improve various practices, such as loan collection process, information disclosure, and customer data safekeeping and cooperate in regulatory reviews.

Regulations Relating to Cyber Security

On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social ethics, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor or interests, or infringe on the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, an ICP service operator may not collect any user’s personal information or provide any such information to third parties without the consent of the user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or potential leak of the user’s personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MIIT in July 2013, any collection and use of user’s personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On February 13, 2020, the PBOC issued Personal Financial Information Protection Technical Specification, which sets forth the security protection requirements, including the security technology requirements and security management requirements, for the collection, transmission, storage, use, deletion, destroying and other aspects of the personal financial information. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps, the tasks of which includes rectification of (i) illegally collection and use of personal information of users by the APP and the SDK; (ii) conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; (iv) inadequate fulfillment of application distribution platforms’ responsibilities. In addition, the SAMR and Standardization Administration issued the Standard of Information Security Technology-Personal Information Security Specification (2020 edition), which took effect on October 1, 2020. Pursuant to the standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, to obtain the information provider’s consent prior to collection of such data.

Regulations on Labor Protection

On June 29, 2007, the SCNPC promulgated the Labor Contract Law of the PRC, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such employees are deprived of such vacation time by employers, unless the employees waive such vacation days in writing.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions by such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund issued by the State Council on March 24, 2002, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted Law of the PRC on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated Implementing Regulations of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, which also became effective on January 1, 2008 and was further amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including Foreign Investment Enterprises, or FIEs, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% of their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese-Holding Enterprise Incorporated Overseas as a Resident Enterprise in accordance with the Actual Standards of Organizational Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

Value-added Tax

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all companies operating in construction industry, real estate industry, finance industry, modern service industry or other industries which were required to pay business tax are required to pay value-added tax, or VAT, in lieu of business tax. The applicable VAT tax rates are 3%, 6%, 11%, and 17%, according to the Circular 36.

On December 21, 2016, the Notice on Clarification of Value-Added Tax Policies for Finance, Real Estate Development, Education Support Services, or Notice No. 140, was issued to explain the application of the Circular 36. According to Notice No. 140, for activities subject to value-added tax occurring in the course of asset management services, the manager of the asset management investment shall be the taxpayer. On December 30, the Tax Policy Division of the Ministry of Finance and the Goods and Services Tax Division of the SAT further explain several provisions in the Notice No. 140, stating that the asset management investments refer to the fund products, trust plans, and financial products managed by asset management service provider.

On June 30, 2017, the Ministry of Finance and the SAT jointly issued the Notice on Relevant Issues Regarding the Value Added Tax of the Asset Management Products, or Notice No.56, which clarifies the rate that shall apply to the asset management product. Notice No.56 further states that the tax for the taxable act before January 1, 2018 shall not be required to be paid and the notice itself has become effective since January 1, 2018. The Circular 36, Notice No.140 and Notice No.56 will influence the investment return of the investors of the asset management products. But the regulator has not clarified the detailed operation for the structured products and the influence on these products is hard to value at current stage.

In addition, on November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the Provisional Regulations of the PRC on Value-added Tax and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates and the Circular on Unifying the Criteria for Small-scale Value-added Tax Payers, which became effective on May 1, 2018. Pursuant to these circulars, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods were adjusted to 16% and 10%, respectively. In addition, the small-scale VAT taxpayer are now defined as those whose annual sales are no more than RMB5 million.

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market, or Circular 108. Pursuant to the Circular 108, effective from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions or establishments that are set up within China by overseas institutions if such income has an actual connection with the institutions or establishments. On March 20, 2019, the Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, or Circular 39, which became effective on April 1, 2019. Under the Circular 39, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets; (iii) taxpayers of manufacturing and living service industries shall be allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from April 1, 2019 to December 31, 2021.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% equity interests in a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, issued on February 20, 2009, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT, or SAT Circular 60, on August 27, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. However, according to the SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On February 3, 2018, the SAT issued the Announcement of the SAT on Issues concerning the “Beneficial Owner” in Tax Treaties, which clarifies the interpretation of the beneficial ownership requirement in the dividends, interest and royalty articles of Chinese double tax agreements and provides a more flexible guidance to determine whether the applicant engages in substantive business activities.

On September 29, 2018, the Ministry of Finance, SAT, NDRC and MOFCOM jointly released the Notice on Expanding the Application Scope of Withholding Tax Deferral Treatment on Direct Reinvestments Made by Foreign Investors, or Circular 102, to further encourage foreign investments in China. According to the Circular 102, when certain conditions are met, increase of paid-in capital/capital reserve in the existing investee company by its foreign investor using its attributable/distributable profits is considered a direct equity investment and withholding tax deferral treatment may apply.

Common Reporting Standard

On May 9, 2017, the SAT, Ministry of Finance, PBOC, CBRC, CSRC, and CIRC promulgated the Administrative Measures on Due Diligence Checks on Tax-related Information of Non-residents’ Financial Accounts, or the CRS Due Diligence Measures, which requires that financial institutions shall register with the SAT official website and report the information in a timely manner. As the CRS Due Diligence Measures requires, the private fund in the form of limited partnership or limited liability company and its fund manager are defined as qualified financial institution; the foregoing private funds and fund managers and other qualified financial institutions prescribed in the CRS Due Diligence Measures shall comply with their obligations thereunder. Several subsidiaries of our company, as well as the private funds under our management, have complied with the CRS Due Diligence Measures and reported to the SAT as required. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between China and Hong Kong became effective. Hong Kong and China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information.

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest and royalty payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of the SAFE.

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

On March 30, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC provided that such usage shall fall into the business scope of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although the SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our variable interest entity requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above. On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or the SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with laws and regulations. On April 10, 2020, the SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which took effect on the same date. According to the SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

On February 13, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or the SAFE Circular 13, which took effect on June 1, 2015. The SAFE Circular 13 specifies that the administrative examination and approval procedures with the SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been canceled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of the SAFE or its local branches.

Regulations on Dividend Distribution

As the Foreign Investment Law came into effect on January 1, 2020 and replaced the Old FIE Laws, the principal regulations governing dividend distributions of wholly foreign-owned companies include the PRC Company Law, the EIT Law, and its implementation rules.

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

Regulations on Offshore Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or the SAFE Circular 37, which terminated the Circular on Relevant Issues Concerning Foreign Exchange Administration on PRC Residents’ Financing and Round-Trip Investment via Offshore Special Purpose Vehicles, or the SAFE Circular 75, and became effective on the same date. The SAFE Circular 37 and its detailed guidelines require PRC residents to register with the local branch of the SAFE before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the SPV, such as any change relating to its individual PRC resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual PRC resident shareholders, a share transfer or exchange of the shares in the SPV, or a merger or split of the SPV, the PRC resident must register such changes with the local branch of SAFE on a timely basis.

On February 13, 2015, the SAFE further enacted the SAFE Circular 13 which took effect on June 1, 2015 and was further amended on December 30, 2019. The SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents or entities’ investment and financing in special purpose vehicles pursuant to the SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under PRC laws.

Regulations on Stock Incentive Plans

On December 25, 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On January 5, 2007, the SAFE issued the Implementing Rules of the Administrative Measures for Personal Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the Stock Incentive Plan Rules, which terminated the Operation Rules on the Foreign Exchange Administration of the Participation of Domestic Individuals in Overseas Listed Companies’ Employee Stock Ownership Plans and Share Option Schemes issued by the SAFE on March 28, 2007. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans or stock option plans of overseas listed companies.

According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. With the SAFE registration certificate for stock incentive plan, the PRC domestic qualified agent shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. Such PRC individuals’ foreign exchange income received from the sale of stock and dividends distributed by the overseas listed company and any other income shall be fully remitted into a special foreign currency account opened and managed by the PRC domestic qualified agent before distribution to such individuals.

U.S. Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, withholding at a rate of 30% will generally be required on certain non-U.S. entities (including investment funds and non-U.S. entities acting as intermediaries). In general, the 30% withholding tax applies to certain payments made to a non-U.S. entity unless (i) the non-U.S. entity is a “foreign financial institution” and the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the non-U.S. entity is a “nonfinancial foreign entity” and the non-U.S. entity identifies certain of its U.S. investors or provides certification that it does not have any such investors, or (iii) the non-U.S. entity is otherwise exempt from FATCA. An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Act (As Revised) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom.

Regulations in Hong Kong

Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, Licensed entities that conduct regulated activities within the meaning of the SFO in Hong Kong are regulated by the Hong Kong Securities Futures Commission, or SFC, a statutory body independent from the government of Hong Kong to regulate Hong Kong’s securities and futures markets. It is funded mainly by transaction levies and licensing fees.

Under the Hong Kong SFO regime, any corporation carrying on one or more regulated activities must apply to the SFC for a license in respect of the regulated activities that they plan to carry on, and any individual who carries on one or more regulated activities on behalf of a licensed corporation is also required to apply for approval as a “licensed representative” accredited to that corporation.

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

Licensed entities are required to comply with the SFO, its sub-legislations and other relevant codes and guidelines including the (i) Code of Conduct for Persons Licensed by or Registered with the Hong Kong SFC, or Code of Conduct, (ii) Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or Guideline on AML, (iii) Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the Securities and Futures Commission, or Internal Control Guideline, (iv) Suggested Control Techniques and Procedures for Enhancing a Firm’s Ability to Comply with the Securities and Futures (Client Securities) Rules and the Securities and Futures (Client Money) Rules, or Client Securities/Money Rules, (v) the Fund Manager Code of Conduct, or FM Code of Conduct, and (vi) suitability circulars/FAQs and other relevant regulatory requirements.

Noah HK’s type 1 license is primarily concerned with the protection of clients’ assets, KYC and AML, which are governed by Client Securities/Money Rules, Code of Conduct and the Guideline on AML. The Client Securities/Money Rules provide guidelines on the treatment of client assets and how they should be properly safeguarded. The Code of Conduct sets out the general conduct requirements for licensed persons and other regulatory expectations on topics such as know your client, or KYC, diligence, responsibility of senior management and conflicts of interest. The Guideline on AML sets out the requirements and the standards on the subjects of anti-money laundering and counter-terrorist financing, or AML/CTF, and practical guidance to assist licensed persons and their senior management in designing and implementing policies, procedures and controls in the relevant operational areas, taking into consideration their special circumstances so as to meet the relevant AML/CTF statutory and regulatory requirements.

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

Noah HK’s type 9 license is primarily concerned with the conduct for fund managers which is governed by the FM Code of Conduct. This Code sets out conduct requirements for licensed persons whose business involves the discretionary management of collective investment schemes and/or discretionary accounts.

Insurance Regulations Ordinance (Cap.41 of the Law of Hong Kong)

Noah Insurance was validly registered with The Hong Kong Confederation of Insurance Brokers (a former self-regulatory organization for insurance brokers approved by the Office of the Commissioner of Insurance) as an authorized insurance broker from 2014 until the commencement of the new regulatory regime for insurance intermediaries on 23 September 2019 on which date the Insurance Authority (IA) took over from relevant self-regulatory organizations all aspects of the regulation of insurance intermediaries in Hong Kong pursuant to the Insurance Ordinance (Cap. 41). Under the new regulatory regime, Noah Insurance is deemed to be a licensed insurance intermediary as a licensed insurance broker company for a period of 3 years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance. Noah Insurance is permitted to carry on the Long Term Business (excluding linked long term) within the meaning of the Insurance Ordinance. As an insurance broker, Noah Insurance must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by IA.

Trustee Ordinance (Cap. 29 of the Laws of Hong Kong)

ARK Trust (Hong Kong) Limited has complied with the requirements of section 77 of the Trustee Ordinance and has been registered as a trust company under section 78(1) of the Trustee Ordinance since 2014. Accordingly, ARK Trust (Hong Kong) Limited may act as trustee in accordance with the Trustee Ordinance.

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and affiliated entities in China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and consolidated variable interest entity and certain of their subsidiaries:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Noah Upright Fund Distribution Co., Ltd. (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.)	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.)	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman Islands	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Wuhu Fangtiao Technology Co., Ltd.	November 28, 2019	PRC	100%
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	Controlled under the Contractual Arrangement

Shanghai Noah Investment Management Co., Ltd. is a consolidated variable interest entity of us. Its significant subsidiaries as of December 31, 2020 include the following:

Percentage
	Date of	Place of	of
	Incorporation	Incorporation	Ownership
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	Controlled under the Contractual Arrangement
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	Controlled under the Contractual Arrangement

Our corporate structure, for the purpose of reflecting Noah Holdings Limited and its relationship with its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as the significant variable interest entity and its significant subsidiaries, is as follows:

Note:

(1)	6.42% was held by Noah Insurance (Hong Kong) Limited indirectly.
(2)	The registered shareholders of Noah Investment, namely Ms. Jingbo Wang, Mr. Zhe Yin, Mr. Boquan He, Ms. Xinjun Zhang, Ms. Yan Wei and Ms. Qianghua Yan, collectively, the “Registered Shareholders”

Contractual Arrangements

Exclusive Option Agreement. Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007, or the Exclusive Option Agreement, the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the higher of the minimum amount required by PRC law or an amount determined by Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent. The term of this exclusive option agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by each party thereunder.

Exclusive Support Service Agreement. Pursuant to an the exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007, or the Exclusive Support Service Agreement, Noah Investment engages Noah Group as its exclusive technical and operational consultant to support Noah Investment’s operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees, or the License Fee, at the rates set by the board of Noah Group. The term of the Exclusive Support Service Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if no objection by each party thereunder.

Share Pledge Agreement. Pursuant to the a share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007, or the Share Pledge Agreement, the Registered Shareholders pledged all of their equity interests in Noah Investment, or the Pledge Equity Interests, to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement. and Noah Investment’s obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The term of the share pledge is same as that of Exclusive Option Agreement. The share pledges under the Share Pledge Agreement have been registered with competent branches of the SAMR.

Powers of Attorney. Each of the Registered Shareholders of Noah Investment has executed a power of attorney in September 2007, or the Power of Attorney, respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as a shareholder of Noah Investment, including the right to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•	the ownership structure of Noah Investment and Noah Group does not result in a violation of any applicable PRC laws and regulations currently in effect; and
•

the Contractual Arrangements among Noah Group, Noah Investment, and the Registered Shareholders governed by PRC laws are valid, legal and binding, and do not result in a violation of any applicable PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and accordingly, the PRC regulatory authorities or courts may take a view that is contrary to the above opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of our consolidated variable interest entity and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries because of our corporate structure and contractual arrangements, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.	Property, Plants and Equipment

Our principal executive offices are located in leased office space at Building 2, 1687 Changyang Road, Yangpu District, Shanghai and Building C and F, 32 Qinhuangdao Road, Yangpu District, Shanghai, which occupy approximately a total of 23,263 square meters. As of December 31, 2020, we also leased offices in Hong Kong, Taiwan, Silicon Valley, New York, Vancouver, Melbourne and Singapore, as well as leased offices for our service centers across China. We own 2,193 square meters of a commercial building in Suzhou, Jiangsu for our Suzhou office. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Factors Affecting Our Results of Operations

Our business is affected by factors relating to general economic conditions and the wealth management industry in China and other jurisdictions in which we operate, including:

●	Levels of individual investable financial assets and high net worth population in China. We have benefited from the overall economic growth of China and the corresponding increased levels of individual investable financial assets and growing high net worth population. The growth of high net worth wealth management industry depends on the continuation of these trends.

●	Client awareness of high net worth wealth management services. As Chinese high net worth individuals become more sophisticated with respect to their investment strategies and utilizing the value-added services provided by wealth management providers, an increasing number of qualified and experienced wealth management service providers have focused on the development and innovation of wealth management products, which will further boost the development of the industry.
●	Development of capital markets in China. Recent reforms in Chinese capital markets, including launch of the STAR Board and registration-based IPO regime, provide greater exit opportunities for private equity investments. The opening-up to foreign investments also facilitates globalization of China’s capital market and encourages more trading and investment activities. These developments have in turn driven an expansion in the supply of investment products, both of which has furthered the growth of the high net worth wealth management industry.
●	Macroeconomics and credit cycles. Changes in investment demand or investment preferences brought about by factors such as perceived or actual general economic conditions in China and globally, including but not limited to changes in interest rates, inflation and political uncertainty, or performance of the secondary market could affect demand of our clients for our investment products and our operating results. Furthermore, as a portion of our revenues come from performance-based fees, our performance is particularly sensitive to cycles in the secondary market. An active and booming secondary market generally provides more exit opportunities for our private equity investments, better investment returns for our clients and more performance-based fees for us.
●	Regulatory and policy changes. The wealth management and asset management markets are subject to extensive governmental regulation and policy changes, which may have a material impact on our performance. In particular, in recent years, PRC regulatory authorities published a series of new rules that restrict the issuance of non-standardized credit products. See “Item 4. Information on the Company—B. Business Overview—Regulations in China.” Relevant regulatory changes may have a material impact on our product mix, and accordingly affect our revenue structure and operating performance.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following Company-specific factors:

●	Our ability to expand our client base and enhance client loyalty. Our revenue growth has been driven primarily by the increasing number of clients we serve and the investment products we offer or distribute to these clients. We maintain and expand our client base primarily through our dedicated team of relationship managers, and strive to enhance our client loyalty by offering attractive investment products, smooth and convenient investment process and various online and offline investor education and other client events.
●	Our ability to increase transaction value, AUM and service fee rates. We generate revenues from the transaction value of investment products we distribute through our wealth management business and the AUM we manage through our asset management business. Our ability to maintain and increase our transaction value, AUM and service fee rates in turn depends on the following factors:
●	Our ability to enhance cooperation with product partners and investment partners. We rely on cooperation with our product partners and investment partners to provide investment products to our clients, and we generate a majority of our revenues from services fees paid by our product partners and investment partners. Our ability to collaborate with leading product partners and investment partners affects our ability to offer attractive products to our clients, maintain and increase our client base, grow our transaction value and AUM and obtain a resilient and favorable revenue structure. In addition, our continued success also depends on our ability to negotiate favorable service fee rates with our product partners and investment partners.

●	Our ability to enhance the performance of investments managed by Gopher. Our ability to grow our AUM depends on Gopher’s investment performance. To the extent that our historical investment performance is not satisfactory, or that our future investment performance is perceived to worsen in either relative or absolute terms, the revenues and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.
●	Our ability to optimize our product mix. As a multi-asset allocator, our ability to adjust and transform our product mix due to evolving economic conditions, risk appetite of our high net worth clients and regulatory environment is vital to our business growth. We typically charge different fee rates for different kinds of products we distribute or manage, and our profitability could vary depending on the mix our product offerings.
●	Our ability to innovate and effectively invest in technology. Our ability to innovate our products and value-added services and continue investing effectively in technology is key to improving our client experience and enhance client intention and loyalty. By investing in our technology platforms and fulfillment infrastructure cost-efficiently, we also strive to increase our operating efficiency, which also affects our results of operations.
●	Our ability to manage risks. Our business operation exposes us to a number of risks, including economic fluctuations, unexpected legal or regulatory changes as well as risks related to our product partners and investment, investment portfolios of the products we distribute or offer, and other business counterparties. Our performance depends on our ability to foresee, identify and effectively manage these risks. In the event of any default or unsatisfactory performance of the investment products we distribute or offer, our performance may be negatively affected even if we do not guarantee the return of the investment products.
●	Our ability to enhance efficiency and productivity. The growth of our business will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our ability to streamline our operational human resources and improve efficiency of our relationship managers is key to our success.
●	Our ability to recruit and retain our relationship managers. We rely on our relationship managers, in particular our elite relationship managers to distribute investment products, from which we derive substantially all of our revenues. Our ability to recruit and retain sufficient high quality relationship managers in a cost-effective manner is crucial to our results of operation.

Impact of COVID-19

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the wealth management industry. Perceived or actual changes in investable assets and client confidence in the economy could reduce the demand for high net worth wealth management service we provide and negatively impact our operating results. We have experienced decrease in revenue generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. Nevertheless, we achieved 37.5% and 25.3% year-over-year increases, respectively, in our income from operations and non-GAAP net income (despite a net loss attributable to our shareholders of RMB745.2 million (US$114.2 million)) in 2020. Following the outbreak of the COVID-19 pandemic, we have increased our investment in technology to develop online transactional and operational capabilities. We are currently able to complete substantially all of our transactions and investor education online.

However, the extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. We cannot assure you that we will be able to achieve the same level of net income that we previously achieved in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business —We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Number of Clients

Our revenue growth has been driven primarily by the increasing number of clients we serve and the average balance of investment products offered or distributed by us per client. For our wealth management business, we closely monitor the numbers of both our registered clients and active clients as key operating metrics. For our asset management business, the majority of the AUM is sourced from our wealth management distribution channel, so the number of clients will also have an influence on this segment.

Our registered clients refer to clients who have finished preliminary know-your-client and anti-money laundering review process such as collection and verification of identification and bank account information, but may or may not have purchased any products with us. As of December 31, 2020, we had 360,637 registered clients, compared with 293,760 registered clients as of December 31, 2019 and 260,285 registered clients as of December 31, 2018. We assign each of our registered clients a relationship manager, and the number of new clients we may acquire is affected by the breadth of our coverage network. Leveraging our broad coverage network and efficient “Noah Triangle”, we expect to increase our capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients.

Active clients for our wealth management business refer to our registered clients who have purchased investment products distributed or provided by us during a given period. The table below sets forth the number of active clients who have purchased investment products during the periods indicated and the average transaction value per active client calculated by dividing the total transaction value by the number of active clients for the periods indicated:

	Number of Active	Number of
	Clients (Excluding	Active Clients (Including
	Mutual Fund-Only	Mutual Fund-Only
	Clients) for	Clients) for
	Year Ended	Year Ended
	December 31,	December 31,

2018	13,628	*
2019	14,538	31,495
2020	12,161	34,213

* We started to operate online mutual fund business in our wealth management segment since 2019. Prior to 2019, clients who transacted only on the mutual fund platforms were not tracked during the ordinary course of our operations nor included in the number of active clients publicly disclosed historically.

Transaction Value

Transaction value is an operating metric specifically related to our wealth management business. It refers to the aggregate value of the investment products we distribute in a given period, which in turn affects the amount of our revenues, primarily one-time commissions and recurring service fees. Our total transaction value in 2020 was RMB94.7 billion (US$14.5 billion), compared with RMB78.5 billion in 2019 and RMB110.0 billion in 2018.

For our wealth management businesses, we provide to our clients four types of products that are originated and distributed in and outside of the PRC:

●	private equity products, including investments in (i) various private equity and venture capital funds sponsored by third party domestic and international asset/fund management firms, (ii) real estate equity funds, and (iii) private equity and venture capital funds managed by Gopher Asset Management, including FoFs, feeder funds, S funds and direct and co-investment funds;
●	public securities products, the underlying assets of which are investments in publicly listed securities and bonds in the secondary market. Our public securities products include primarily (i) secondary market equity products, which are privately-raised securities investment funds, and (ii) since 2019, mutual fund products, which are publicly-raised securities investment funds;
●	credit products, mainly including (i) consumer financing products, (ii) supply chain financing products, (iii) auto-financing products and (iv) other private credit products, including private corporate credit products, mezzanine financing products linked to corporate merger and acquisitions and buyouts. We have stopped substantially all offerings of credit products since the third quarter of 2019; and
●	other products we distribute or provide or manage but cannot be classified into any of the aforementioned product categories.

The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For most insurance products, we are merely entitled to a one-time commission; whereas for private equity and public securities funds, apart from one-time commissions, we are also entitled to recurring service fees shared by fund managers over the duration of the investment in the products, and, in some cases, performance-based income shared by fund managers when realized.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB in		RMB in		RMB in	US$in
	millions	%	millions	%	millions	millions	%
Product type
Public securities products (1)	13,605	12.4	26,378	33.6	73,143	11,210	77.2
Private equity products	18,864	17.1	14,279	18.2	17,876	2,740	18.9
Credit products	75,498	68.6	34,316	43.7	616	94	0.6
Other products	2,062	1.9	3,551	4.5	3,101	475	3.3
All products	110,029	100.0	78,524	100.0	94,736	14,519	100.0
(1)

“Public securities products” refer to the investment products that are based on publicly traded securities, including stocks and bonds. This was previously referred to as “secondary market equity” investment products. Starting in January 2019, we counted the transaction value of mutual fund products in our total transaction value.

Over the last three years, our product mix has evolved due to the economic and market cycles in China and the changing regulatory environment. From the third quarter of 2019, we ceased the offering of single counterparty credit products and transitioned to offering more standardized products. This decision was based on a combination of (i) our commercial evaluation of the risks related to single counterparty private credit products following the Camsing Incident and (ii) our understanding and anticipation of the changing regulatory and market environment. As a result of the change in product offerings, our transaction value decreased by 28.6% from RMB110.0 billion in 2018 to RMB78.5 billion in 2019. Our transaction value increased by 20.6% from RMB78.5 billion in 2019 to RMB94.7 billion (US$14.5 billion) in 2020, primarily due to a significant increase in our distribution of public securities products, demonstrating our success in the aforementioned transition.

AUM

We measure the performance of our asset management business primarily through AUM. AUM determines the recurring service fees and performance-based income that we are able to collect over the life cycle of the investment products managed by us. Our asset management business is conducted through Gopher. Gopher’s AUM were RMB169.2 billion, RMB170.2 billion and RMB152.8 billion (US$23.4 billion) as of December 31, 2018, 2019 and 2020, respectively. Our AUM decreased from RMB170.2 billion as of December 31, 2019 to RMB152.8 billion (US$23.4 billion) as of December 31, 2020, as a result of the one-off voluntary redemptions of outstanding single counterparty private credit products following the Camsing Incident.

For our asset management business, Gopher develops and manages alternative investments with underlying assets in China and overseas, denominated in both Renminbi and foreign currencies. Historically, it developed and managed principally FoFs which invest in third-party managed funds, but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher also manages feeder funds that invest in certain single third-party managed master funds. Gopher focuses on the following categories of investments across different types of asset classes:

●	Private equity investments, including investments in the leading private equity and venture capital funds in China and overseas through FoFs, feeder funds and S funds, as well as direct and co-investments in companies and projects in the new economy sectors with investment partners;
●	Public securities, mainly including secondary market equity and bond FoF and MoM investments which are sub-advised by outside fund managers, as well as direct investments in listed companies;
●	Credit investments, including funds investing in consumer financing, supply chain financing, auto-financing, and other alternative credit related underlying products. We have substantially ceased these investments since the third quarter in 2019;
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments; and
●	Multi-strategy investments that invest in different types of assets, such as stocks, bonds, real estate or cash to create a nimbler and broadly diversified portfolio. We use asset allocation principles to build multi-asset portfolios and multi or single family office accounts.

The table below summarizes the roll-forward of our AUM and typical management fee rates chargeable by asset management segment for the last three years:

	As of December 31, 2018			As of December 31, 2019			As of December 31, 2020
	Typical	RMB		Typical	RMB		Typical	RMB
	management	in		management	in		management	in
	fee rates	billions	%	fee rates	billions	%	fee rates	billions	%
Product type
Private equity investments	0.7%-2.0%	100.2	59	0.6%-2.0%	104.9	62	0.5%-2.0%	113	74
Public securities investments	0.5%-1.7%	6.2	4	0.4%-1.9%	9.3	6	0.4%-1.4%	9.8	6
Credit investments	0.2%-1.5%	39.4	23	0.2%-1.4%	29.6	17	0.1%-0.6%	10.2	7
Real estate investments	0.2%-2.2%	16.7	10	0.2%-2.3%	17.6	10	0.5%-2.2%	12.7	8
Multi-strategy investments	0.9%-1.1%	6.7	4	0.5%-1.1%	8.8	5	0.6%-1.1%	7.1	5
All products		169.2	100		170.2	100		152.8	100

Except for secondary market equity investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated. The opening balance, funds outflow and closing balance of the movements above corresponding with secondary market equity investments include the effect of market appreciation or depreciation.

Long-duration private equity investments are representing an increasing portion of the total AUM, which we expect to help us receive more consistent revenues from recurring service fees. Private equity investments as a percentage of total AUM grew from 59.2% as of December 31, 2018 to 61.6% as of December 31, 2019, and further to 74.0% as of December 31, 2020, primarily due to the increasing demand for private equity investments as well as the accumulation effect for this strategy of fund investments with a long duration. We have also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients.

From the third quarter of 2019, we ceased the offering of single-counterparty non-standardized credit products and transitioned to offer more standardized public securities, therefore there was a decrease in the percentage of credit products in our total AUM from 23.3% as of December 31, 2018 to 17.4% as of December 31, 2019, and further to 6.7% as of December 31,2020, while the percentage of public securities products in our total AUM increased from 3.6% as of December 31, 2018 to 5.5% as of December 31, 2019 and 6.4% as of December 31, 2020.

For real estate investments, we have been strategically changing our investment strategy over the past few years, gradually shifting from residential real estate to commercial real estate, due to the evolving risks and reward profile of these investments.

In addition, over 60% of our AUM as of December 31, 2020 can generate performance-based income if the investment returns exceed certain thresholds, which are typically recorded when underlying investments are exited and monetized.

Furthermore, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. Our overseas AUM were RMB25.0 billion, RMB25.2 billion and RMB25.2 billion (US$3.9 billion), respectively, representing 14.7%, 14.8% and 16.5% of our total AUM for its asset management business as of December 31, 2018, 2019 and 2020, respectively.

Operating Metrics for Lending and Other Businesses

Our lending and other businesses segment is mainly operated through three subsidiaries with different business models, as mentioned in “Item 4. Information on the Company—B. Business Overview—Lending and Other Businesses.” Important operating metrics include the loan volume and the number of borrowers for our lending services business. Our lending and other businesses segment represented 2.0% of our total net revenues in 2020.

The total amount of loans originated by our domestic lending services subsidiaries in 2020 was RMB0.2 billion (US$0.03 billion), as compared with RMB6.8 billion in 2019, representing a year-over-year decrease of 94.1%. The number of loan originations in 2020 was 167, decreasing 96.2% from 4,451 for the corresponding period in 2019.

Components of Results of Operations

Revenues

We derive revenues from three business segments: wealth management, asset management and lending and other services. We generate revenues primarily from:

Revenues from the Wealth Management Business

When a client purchases an investment product recommended by the wealth management branch, the client typically subscribes for a fund managed by the relevant product provider. In connection with the purchase, our wealth management branch is entitled to receive fees from the fund or product provider for services provided and derive revenues accordingly, which include:

●	from the fund, one-time commissions for fund-raising services that the wealth management branch provides to the fund at the establishment of the fund;
●	from the fund, recurring service fees for continuous portfolio management services provided to the fund over the duration of the fund, which is paid to us on a regular basis (typically quarterly, semi-annually or annually);
●	in certain cases when we do not receive the recurring service fee from the fund in clause b., from the product provider, a portion of the recurring service fees received by the product provider from the fund, in connection with the product distribution agreement with the relevant product provider, which is paid to us over the duration of the fund on a regular basis (typically quarterly, semi-annually or annually); and
●	in certain cases, from the product provider, a portion of the performance-based income received by the product provider from the fund, in connection with the product distribution agreement with the relevant product provider, which is based on the extent to which the fund’s investment performance exceeds a certain threshold, which is also known as “carry”.

We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenues when the underlying insurance contracts become effective.

Revenues from the Asset Management Business

When the investment product that the client purchases is offered by Gopher, Gopher is entitled to receive fees as the fund manager, and derive revenues accordingly, which include:

●	from the fund, one-time commissions, when the investment product was distributed directly by Gopher, instead of the wealth management branch, for fund-raising services provided to the fund. Most of Gopher products were distributed by the wealth management branch during the three years ended December 31, 2018, 2019 and 2020. Since the fourth quarter of 2020, as Gopher has been selling all of our PE/VC investment products directly to comply with a new regulation[l], one-time commissions in relation to such products are recognized as revenues from the asset management segment.
●	from the fund, recurring service fees for fund management services provided to the fund;
●	from the fund, carry (as performance-based income) for fund management services provided to the fund and as an incentive for fund manager to achieve excess return, which is based on the extent to which the fund’s investment performance exceeds a certain threshold; and

Gopher, as a proprietary product provider, enters into agreements on an arm’s length basis with our wealth management branch for product distribution, and in accordance with such agreements, shares a portion of recurring service fees and performance-based income with the wealth management branch in certain cases. To the extent of recurring service fees and performance-based income are shared with the wealth management branch, such intra-group revenue are deducted from our consolidated income statement.

The above revenue model descriptions reflect the various contractual agreements for fee sharing among parties. The fees received by us are ultimately born by our high net worth clients, as when the client subscribes to the fund, the client agrees that the fund pays Noah’s wealth management branch and/or the relevant product provider, including Gopher, for services provided to the fund.

The following table summarizes our revenue from both business segments:

	Wealth Management Segment	Asset management Segment
One-time commissions	From the fund For fund raising services of products distributed by Noah Upright From insurance companies For client reference services	From the fund For fund raising services of products directly sold by Gopher
Recurring service fees	From the fund and/or product provider For portfolio management services provided	From the fund For fund management services and portfolio management services provided
Performance-based income	From the product provider For portfolio management services provided	From the fund For fund management services and portfolio management services provided
1	In accordance with the Supervision Measures which came into effect in October 2020, independent fund sales institutions like Noah Upright shall not distribute privately-raised investment funds that invest in PE/VC products except as otherwise permitted by the China Securities Regulatory Commission, and shall specialize in the distribution of funds that invest in public securities. Licensed fund managers of privately-raised investment fund like Gopher are not subject to the Supervision Measures.

In addition, we also receive other service fees are derived from (i) comprehensive financial services we provide in the wealth management segment and (ii) lending and other services segment:

●	for wealth management: revenues generated from Enoch Education, our investor education business, and other comprehensive financial services we provide;
●	for lending and other services: service fees paid by clients for the lending services and other services we provide.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit loss and (iv) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and back-office employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 3,441, 2,992 and 2,960 as of December 31, 2018, 2019 and 2020, respectively. We took efforts to streamline our operational human resources to improve efficiency, which caused the headcounts to decrease during the three years ended December 31, 2018, 2019 and 2020. We plan to closely monitor our headcounts to maintain a high operation efficiency.

In 2018, 2019 and 2020, we incurred relationship managers compensation of RMB633.6 million, RMB625.0 million and RMB614.0 million (US$94.1 million), respectively, representing 19.3%, 18.4% and 18.6% of our net revenues in the same periods, respectively. As of December 31, 2018, 2019 and 2020, we had 1,583, 1,288 and 1,231 relationship managers, whose compensation typically comprises base salaries, transaction-based commissions, and year-end performance-based bonuses. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers for our existing and new service centers and distribute more investment products.

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

Share-based compensation expenses were included in compensation and benefits in 2018, 2019 and 2020. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2018		2019		2020
	RMB’000%		RMB’000%		RMB’000%
Share options	45,973	1.4	40,533	1.2	21,837	0.7
Restricted shares	66,790	2.0	54,364	1.6	37,952	1.1
Total share-based compensation	112,763	3.4	94,897	2.8	59,789	1.8

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. We operated service centers in 83, 82 and 80 cities in China as of December 31, 2018, 2019 and 2020, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our group and regional headquarters and offices, depreciation expenses and consulting expenses, among others.

Provision for Credit Loss

Provision for credit loss represent net changes of the allowance for loan losses as well as other financial assets. Our provision for credit losses were recorded primarily in connection with the Camsing Incident and loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

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

Our PRC subsidiaries and our consolidated variable interest entity as well as its subsidiaries are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in the PRC. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB20.5 million, RMB21.4 million and RMB18.9 (US$2.9 million) were deducted from our total revenues in 2018, 2019 and 2020, respectively.

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

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax.”

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

Since we do not have any equity interests in Noah Investment, in order to exercise effective control over its operations, through Noah Group, we entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from Noah Investment. The exclusive option agreement and power of attorney provide us effective control over Noah Investment and its subsidiaries, while the equity pledge agreements secure the equity owners’ obligations under the relevant agreements. Because we have both the power to direct the activities of Noah Investment that most significantly affect its economic performance and the right to receive substantially all of the benefits from Noah Investment, we are deemed the primary beneficiary of Noah Investment. Accordingly, we have consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the exclusive option agreement or a guarantee of subsidiary performance under the share pledge agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the exclusive support service agreement).

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

In evaluating whether the investment funds in the legal form of limited partnership which we managed as general partner are variable interest entity or not, we first assess whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed a variable interest entity and no further analysis will be performed. If the limited partnership is assessed to be a variable interest entity, we further assess whether any interest it has constitutes a variable interest. We conclude that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests. Before 2015, all limited partnerships we managed as general partner had substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore were not deemed variable interest entity. Since 2015, not all the newly formed limited partnerships we manage as general partners have substantive kick-out rights exercisable by a simple majority of non-related limited partners and therefore constitute variable interest entities. As a result, such limited partnerships are deemed variable interest entities not consolidated by us due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the variable interest entities.

We determine whether we are a primary beneficiary of a variable interest entity when we initially involve with a variable interest entity and reconsider that conclusion when facts and circumstances change.

We also manage the contractual funds which we manage as fund manager and have earned a management fee and/or performance-based income. The contractual funds are variable interest entity as the fund investors do not have substantive kick-out rights or participating rights. We from time to time invest in the contractual funds we manage for investment income. Such investments constitute variable interests to the contractual funds which are believed to be variable interest entities. We performed a qualitative analysis to determine if our interest could absorb losses or receive benefits that could potentially be significant to the variable interest entities and if we would be deemed to be the primary beneficiary of the variable interest entities.

We account for investments in affiliates using the equity method of accounting due to the fact that we have significant influence on these investees. We recorded investments in affiliates of RMB1,375.1 million, RMB1,272.3 million and RMB1,264.7 million (US$193.8 million) as of December 31, 2018, 2019 and 2020, respectively, and income from equity in affiliates of RMB14.5 million, RMB115.8 million, and RMB100.3 million (US$15.4 million) in 2018, 2019 and 2020, respectively.

Revenue Recognition

On January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. The adoption of ASC 606 did not have a significant impact on our financial position or results of operations as of the adoption date and during the three years ended December 31, 2018, 2019 and 2020. Under the guidance of ASC 606, we are required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy our performance obligation. In determining the transaction price, we have included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

We derive revenue primarily from one-time commissions, recurring service fees and performance-based income paid by our clients and investment product providers.

One-time Commissions: We earn one-time commissions from fund raising services provided to clients or investment product providers. We enter into one-time commission agreements with investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid when or shortly after the transaction is completed. Upon establishment of an investment product, we earn a one-time commission from investment product providers, calculated as a percentage of the investment products purchased by our clients. We define the “establishment of an investment product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) our client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions are recorded at the point of time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products’ life or other specified contingency, we evaluate each variable consideration and recognizes revenue only when we conclude that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenues when the underlying insurance contracts become effective.

Recurring Service Fees: We also provide investment management services to investment funds and other vehicles in exchange for a recurring service fees. Recurring service fees are determined based on the types of investment products we distribute and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require us to provide investment management services, which represents a performance obligation that we satisfy over time. After the investment product is established, there are no significant judgments made when determining the transaction price. As we provide these services throughout the contract term, for either method of calculation, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payments of recurring service fees are typically made on a regular basis (typically quarterly, semi-annually or annually) and are not subject to clawback once determined.

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

Financial instruments issued in connection with Camsing settlement plan

Under the settlement plan in connection with Camsing Incident, we offered two plans (“Plan A” or “Plan B”) for the investors to choose. Under Plan A, we issued RSUs to the investor’s designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option, or the Option, to call back the beneficial rights of transferred Camsing products (but not the legal title) or keep the RSUs at the third anniversary of contact, or Year 3. All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that we have committed and have contractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/or the fulfillment of the performance conditions. We evaluated and concluded the financial instruments to be issued under the settlement plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

To value the RSUs, we use the Black-Scholes pricing model to calculate the discounts for lack of marketability. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of our common shares for a period that coincides with restriction period of the RSUs.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. We used the available information and determined the fair value of Option to be nil as of December 31, 2020. The fair value of the derivative will be re-assessed at each reporting period.

Contingencies

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use best estimate to determine if it is probable that we will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. We accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

The contingent liabilities as of December 31, 2020 were recorded based on our current estimation of future settlement with unsettled clients affected by Camsing Incident as well as the related pending legal proceedings.

Fair value of Level 3 investments

We record certain of our financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and considers assumptions that market participants would use when pricing the asset or liability.

We apply a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Among our fair value hierarchy, Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The valuation process involved for Level 3 measurements is completed on a quarterly basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight, and review. We generally use a market comparable analysis to value such investments. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which we consider and evaluate including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions.

Financial Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

	Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	733,009	690,860	679,014	104,063
Recurring service fees	593,856	524,692	700,157	107,304
Performance-based income	43,101	23,437	180,529	27,667
Other service fees	361,886	522,958	196,151	30,061
Total revenues from others	1,731,852	1,761,947	1,755,851	269,095
Revenues from funds Gopher manages:
One-time commissions	294,984	240,808	129,823	19,896
Recurring service fees	1,182,693	1,320,773	1,230,042	188,512
Performance-based income	100,533	89,648	208,996	32,030
Total revenues from funds Gopher manages	1,578,210	1,651,229	1,568,861	240,438
Total Revenues	3,310,062	3,413,176	3,324,712	509,533
Less: VAT related surcharges	(20,454)	(21,364)	(18,886)	(2,894)
Net Revenues	3,289,608	3,391,812	3,305,826	506,639
Operating costs and expenses:
Compensation and benefits	(1,564,192)	(1,610,770)	(1,504,012)	(230,499)
Selling expenses	(412,720)	(331,346)	(271,692)	(41,639)
General and administrative expenses	(280,075)	(296,492)	(277,879)	(42,587)
Provision for credit losses	688	(130,723)	(8,083)	(1,239)
Other operating expenses	(169,368)	(196,793)	(99,040)	(15,179)
Government subsidies	62,583	89,278	113,356	17,373
Total operating costs and expenses	(2,363,084)	(2,476,846)	(2,047,350)	(313,770)
Income from operations:	926,524	914,966	1,258,476	192,869
Other income (expenses):
Interest income	69,841	89,099	67,317	10,317
Interest expenses	(10,028)	(430)	-	-
Investment income (loss)	48,616	(28,620)	(86,369)	(13,237)
Settlement expenses	—	—	(1,828,907)	(280,292)
Other income (expense)	(23,356)	(7,040)	4,164	638
Total other income (expense)	85,073	53,009	(1,843,795)	(282,574)
Income (loss) before taxes and income from equity in affiliates	1,011,597	967,975	(585,319)	(89,705)
Income tax expense	(222,320)	(220,025)	(258,460)	(39,611)
Income from equity in affiliates	14,469	115,809	100,257	15,365
Net income (loss)	803,746	863,759	(743,522)	(113,951)
Less: net (loss) income attributable to non-controlling interests	(7,551)	34,608	1,703	261
Net income (loss) attributable to Noah Holdings Limited shareholders	811,297	829,151	(745,225)	(114,212)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenues. Our total revenues slightly decreased by 2.6% from RMB3,413.2 million in 2019 to RMB3,324.7 million (US$509.5 million) in 2020. The decrease in total revenues was primarily due to the COVID-19 pandemic, which resulted in a decrease in overseas insurance products we distributed in 2020 due to travel bans, as well as a decrease in other service fees for value-added services.

Operating Costs and Expenses. Operating costs and expenses decreased by 17.3% from RMB2,476.8 million in 2019 to RMB2,047.4 million (US$313.8 million) in 2020. The decrease in operating costs and expenses was primarily driven by decreased expenses related to other compensations, as well as provision for credit losses in relation to our wealth management business, partially offset by increased performance fee compensation for our asset management business.

Other Income (Expense). We incurred other expense of RMB1,843.8 million (US$282.6 million) in 2020, as compared with an other income of RMB53.0 million in 2019. The incurrence of other expenses was primarily attributable to settlement expenses of RMB1,828.9 million (US$280.3 million) related to current and potential future settlement plans for investors of the Camsing Incident.

Income Tax Expense. Income tax expense increased by 17.5% from RMB220.0 million in 2019 to RMB258.5 million (US$39.6 million) in 2020, primarily due to higher taxable income.

Net Income (Loss) Attributable to Noah Holdings Limited Shareholders. Net loss attributable to Noah Holdings Limited shareholders was RMB745.2 million (US$114.2 million) in 2020, as compared with net income attributable to our shareholders of RMB829.2 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total Revenues. Our total revenues increased by 3.1% from RMB3,310.1 million in 2018 to RMB3,413.2 million in 2019. The increase in total revenues was primarily due to increases in recurring service fees from funds Gopher manages and other service fees partially offset by the decrease in one-time commissions, which was in turn due to a decrease in single-counterparty credit products distributed in the fourth quarter of 2019.

Operating Costs and Expenses. Operating costs and expenses increased by 4.8% from RMB2,363.1 million in 2018 to RMB2,476.8 million in 2019. The increase in operating costs and expenses was primarily driven by increased expenses related to compensation and benefits, as well as selling and general and administrative expenses.

Other Income. Other income decreased by 37.7% from RMB85.1 million in 2018 to RMB53.0 million in 2019. The decrease in other income was primarily driven by a decrease in investment income due to changes in the fair value of equity securities.

Income Tax Expense. Income tax expense decreased by 1.0% from RMB222.3 million in 2018 to RMB220.0 million in 2019, primarily due to a decrease in taxable income offset in part by a higher effective tax rate.

Net Income Attributable to Noah Holdings Limited Shareholders. Net income attributable to Noah Holdings Limited shareholders increased by 2.2% from RMB811.3 million in 2018 to RMB829.2 million in 2019.

Wealth Management

	Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	731,424	688,652	677,726	103,866
Recurring service fees	571,782	520,013	697,140	106,841
Performance-based income	42,570	23,333	180,385	27,645
Other service fees	113,570	222,912	123,458	18,921
Total revenues from others	1,459,346	1,454,910	1,678,709	257,273
Revenues from funds Gopher manages:
One-time commissions	292,899	239,409	88,520	13,566
Recurring service fees	564,228	635,437	587,307	90,009
Performance-based income	1,739	97	24,920	3,819
Total revenues from funds Gopher manages	858,886	874,943	700,747	107,394
Total Revenues	2,318,212	2,329,853	2,379,456	364,668
Less: VAT related surcharges	(12,206)	(10,574)	(13,123)	(2,011)
Net Revenues	2,306,006	2,319,279	2,366,333	362,656
Operating costs and expenses:
Compensation and benefits	(1,165,750)	(1,232,380)	(1,099,769)	(168,547)
Selling expenses	(367,589)	(287,541)	(228,853)	(35,073)
General and administrative expenses	(164,802)	(194,908)	(197,511)	(30,270)
Provision for credit losses	—	(121,572)	(3,785)	(580)
Other operating expenses	(54,291)	(103,846)	(76,983)	(11,798)
Government subsidies	53,620	58,704	58,046	8,896
Total operating costs and expenses	(1,698,812)	(1,881,543)	(1,548,855)	(237,372)
Income from operations:	607,194	437,736	817,478	125,284

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenues. For the wealth management business, our total revenues increased by 2.1% from RMB2,329.9 million in 2019 to RMB2,379.5 million (US$364.7 million) in 2020. Our transaction value increased by 20.6% from RMB78.5 billion in 2019 to RMB94.7 billion (US$14.5 billion) in 2020, primarily due to a significant increase in our distribution of public securities products, demonstrating our success in the aforementioned transition.

●	Total revenues from one-time commissions decreased by 17.4% from RMB928.1 million in 2019 to RMB766.2 million (US$117.4 million) in 2020, primarily due to less insurance products that we distributed due to the COVID-19 epidemic.
●	Total revenues from recurring service fees increased by 11.2% from RMB1,155.5 million in 2019 to RMB1,284.4 million (US$196.9 million) in 2020. The increase was primarily due to the cumulative effect of investment products with recurring service fees previously distributed by us.
●	Total revenues from performance-based income increased by 776.2% to RMB205.3 million (US$31.5 million) in 2020 from RMB23.4 million in 2019, primarily due to an increase in performance-based income from public securities products and private equity products.
●	Total revenues from other service fees decreased by 44.6% from RMB222.9 million in 2019 to RMB123.5 million (US$18.9 million) in 2020, primarily due to less value-added services we offer to our high net worth clients during the COVID-19 pandemic.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 17.7% from RMB1,881.5 million in 2019 to RMB1,548.9 (US$237.4 million) million in 2020.

●	Compensation and benefits include compensation for relationship managers and back office employees. Compensation and benefits decreased by 10.8% from RMB1,232.4 million in 2019 to RMB1,099.8 million (US$168.5 million) in 2020. In 2020, relationship manager compensation decreased by 1.9% from 2019, while other compensation decreased by 19.9% from 2019 as we streamlined our employees of the wealth management business.
●	Selling expenses decreased by 20.4% from RMB287.5 million in 2019 to RMB228.9 million (US$35.1 million) in 2020, primarily due to a decrease in offline marketing initiatives due to the COVID-19 pandemic.
●	General and administrative expenses increased by 1.3% from RMB194.9 million in 2019 to RMB197.5 million (US$30.3 million) in 2020, primarily due to our increased investment in research and recruiting.
●	Provision for credit losses decreased by 96.9% from RMB121.6 million in 2019 to RMB3.8 million (US$0.6 million) in 2020. The majority of such provision in 2019 were one-time write-off expense of receivables accounts related to certain credit fund products in relation to the Camsing Incident.
●	Other operating expenses decreased by 25.9% from RMB103.8 million in 2019 to RMB77.0 million (US$11.8 million) in 2020, primarily due to reduced expenses related to investor education services and a decrease in channel expenses of wealth management products.
●	Government grants were RMB58.7 million in 2019 and RMB58.0 million (US$8.9 million) in 2020, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total Revenues. For the wealth management business, our total revenues increased by 0.5% from RMB2,318.2 million in 2018 to RMB2,329.9 million in 2019. Our transaction value decreased by 28.6% from RMB110.0 billion in 2018 to RMB78.5 billion in 2019, primarily as we have stopped substantially all offerings of credit products and transitioned to offering more standardized products since the third quarter of 2019.

●	Total revenues from one-time commissions decreased by 9.4% from RMB1,024.3 million in 2018 to RMB928.1 million in 2019, primarily due to a decline in the transaction value of investment products distributed as we ceased offering single-counterparty credit products since the third quarter of 2019.
●	Total revenues from recurring service fees increased by 1.7% from RMB1,136.0 million in 2018 to RMB1,155.5 million in 2019. The increase was primarily due to the cumulative effect of investment products with recurring service fees previously distributed by us.
●	Total revenues from performance-based income decreased by 47.1% to RMB23.4 million in 2019 from RMB44.3 million in 2018, primarily due to a decrease in performance-based income from public securities products as less products met the minimum performance thresholds for performance-based income due to the underperformance of the overall securities market in 2019.
●	Total revenues from other service fees increased by 96.3% from RMB113.6 million in 2018 to RMB222.9 million in 2019, primarily due to the growth of various value-added services we offer to our high net worth clients.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 10.8% from RMB1,698.8 million in 2018 to RMB1,881.5 million in 2019.

●	Compensation and benefits include compensation for relationship managers and back office employees. Compensation and benefits increased by 5.7% from RMB1,165.8 million in 2018 to RMB1,232.4 million in 2019. In 2019, relationship manager compensation decreased by 1.0% from 2018, while other compensation increased by 13.7% from 2018 due to increased headcounts of mid- and back-office staff in connection with the mutual fund operations.
●	Selling expenses decreased by 21.8% from RMB367.6 million in 2018 to RMB287.5 million in 2019, primarily due to a decrease in marketing initiatives.
●	General and administrative expenses increased by 18.3% from RMB164.8 million in 2018 to RMB194.9 million in 2019, primarily due to increased legal expenses associated with the Camsing Incident.
●	Provision for credit losses was RMB121.6 million in 2019, compared with nil in 2018. The majority of such provision were one-time write-off expense of receivables accounts related to certain credit fund product in connection with the Camsing Incident.
●	Other operating expenses increased by 91.3% from RMB54.3 million in 2018 to RMB103.8 million in 2019, primarily due to increased channel expenses of wealth management products. partially offset by lower expenses related to investor education services.
●	Government subsidies were RMB53.6 million in 2018 and RMB58.7 million in 2019.

Asset Management

	Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
One-time commissions	1,585	2,208	1,288	197
Recurring service fees	22,074	4,679	3,017	462
Performance-based income	531	104	144	22
Other service fees	8,225	4,274	7,451	1,143
Total revenues from others	32,415	11,265	11,900	1,824
Revenues from funds Gopher manages:
One-time commissions	2,085	1,399	41,303	6,330
Recurring service fees	618,465	685,336	642,735	98,503
Performance-based income	98,794	89,551	184,076	28,211
Total revenues from funds Gopher manages	719,344	776,286	868,114	133,044
Total Revenues	751,759	787,551	880,014	134,868
Less: VAT related surcharges	(3,228)	(3,971)	(4,521)	(693)
Net Revenues	748,531	783,580	875,493	134,175
Operating costs and expenses:
Compensation and benefits	(273,098)	(279,895)	(339,691)	(52,060)
Selling expenses	(22,200)	(26,661)	(34,302)	(5,257)
General and administrative expenses	(80,873)	(71,805)	(59,440)	(9,110)
Provision for credit losses	—	(3,800)	(251)	(38)
Other operating expenses	(25,310)	(25,978)	(6,443)	(987)
Government subsidies	6,148	15,878	24,443	3,746
Total operating costs and expenses	(395,333)	(392,261)	(415,684)	(63,706)
Income from operations:	353,198	391,319	459,809	70,469

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenues. For the asset management business, our total revenues increased by 11.7% from RMB787.6 million in 2019 to RMB880.0 million (US$134.9 million) in 2020. Our AUM decreased from RMB170.2 billion as of December 31, 2019 to RMB152.8 billion (US$23.4 billion) as of December 31, 2020, as a result of the voluntary redemptions of outstanding single counterparty private credit products following the Camsing Incident, which is a one-off event.

●	Total revenues from recurring service fees decreased by 6.4% from RMB690.0 million in 2019 to RMB645.8 million (US$99.0 million) in 2020, mainly due a decrease in assets under management in credit products.
●	Total revenues from performance-based income increased by 105.5% from RMB89.7 million in 2019 to RMB184.2 million (US$28.2 million) in 2020, primarily due to an increase in performance-based income from private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses increased by 6.0% from RMB392.3 million in 2019 to RMB415.7 million (US$63.7 million) in 2020.

●	Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits increased by 21.4% from RMB279.9 million in 2019 to RMB339.7 million (US$52.1 million) in 2020 due to increase in the number of employees in our funds investing team.

●	Selling expenses increased by 28.7% from RMB26.7 million in 2019 to RMB34.3 million (US$5.3 million) in 2020, primarily due to increased marketing consulting fee in 2020.
●	General and administrative expenses decreased by 17.2% from RMB71.8 million in 2019 to RMB59.4 million (US$9.1 million) in 2020, primarily due to our expenses controls implemented in 2020.
●	Government grants were RMB15.9 million for the year ended December 31, 2019 and RMB24.4 million (US$3.7 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total Revenues. For the asset management business, our total revenues increased by 4.8% from RMB751.8 million in 2018 to RMB787.6 million in 2019. Our AUM as of December 31, 2018 was RMB169.2 billion, compared with RMB170.2 billion as of December 31, 2019.

●	Total revenues from recurring service fees increased by 7.7% from RMB640.5 million in 2018 to RMB690.0 million in 2019, mainly due to the increase in assets under management and service fees income generated from voluntary accelerated repayments of certain credit products in 2019.
●	Total revenues from performance-based income decreased by 9.7% from RMB99.3 million in 2018 to RMB89.7 million in 2019, primarily due to a decrease in performance-based income from public securities products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 0.8% from RMB395.3 million in 2018 to RMB392.3 million in 2019.

●	Compensation and benefits include compensation of investment professionals and back-office employees. Compensation and benefits increased by 2.5% from RMB273.1 million in 2018 to RMB279.9 million in 2019 due to increase in the number of employees of our asset management business.
●	Selling expenses increased by 20.1% from RMB22.2 million in 2018 to RMB26.7 million in 2019, primarily due to increased marketing initiatives in 2019.
●	General and administrative expenses decreased by 11.2% from RMB80.9 million in 2018 to RMB71.8 million in 2019, primarily due to our expenses controls implemented in 2019.
●	Government subsidies were RMB6.1 million for the year ended December 31, 2018 and RMB15.9 million for the year ended December 31, 2019.

Lending and other businesses

	Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Revenues
Revenues from others:
Other service fees	240,091	295,772	65,242	9,999
Total revenues from others	240,091	295,772	65,242	9,999
Total Revenues	240,091	295,772	65,242	9,999
Less: VAT related surcharges	(5,020)	(6,819)	(1,242)	(190)
Net Revenues	235,071	288,953	64,000	9,808
Operating costs and expenses:
Compensation and benefits	(125,344)	(98,495)	(64,552)	(9,893)
Selling expenses	(22,931)	(17,144)	(8,537)	(1,308)
General and administrative expenses	(34,400)	(29,779)	(20,928)	(3,207)
Provision of credit losses	688	(5,351)	(4,047)	(620)
Other operating expenses	(89,767)	(66,969)	(15,614)	(2,393)
Government subsidies	2,815	14,696	30,867	4,731
Total operating costs and expenses	(268,939)	(203,042)	(82,811)	(12,691)
Loss (income) from operations:	(33,868)	85,911	(18,811)	(2,883)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenues. For lending and other businesses, our total revenues were RMB65.2 million (US$10.0 million) in 2020, representing a 77.9% decrease from RMB295.8 million in 2019, mainly due to our strategic shift in focus to our core wealth management and asset management businesses.

Operating Costs and Expenses. For lending and other businesses, our operating costs and expenses in 2020 were RMB82.8 million (US$12.7 million), representing a 59.2% decrease from RMB203.0 million in 2019, primarily due to (i) a decrease in other operating expenses as a result of a decrease in lending business and (ii) a decrease in compensation and benefits as a result of the optimization of our employee structure starting from 2019 which led to a decrease in segment headcount, partially offset by an increase in government subsidies in connection with our lending operations in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total Revenues. For lending and other businesses, our total revenues were RMB295.8 million in 2019, representing a 23.2% increase from RMB240.1 million in 2018, mainly due to cumulative effect of loan previously originated.

Operating Costs and Expenses. For lending and other businesses, our operating costs and expenses in 2019 were RMB203.0 million, representing a 24.5% decrease from RMB268.9 million in 2018, primarily due to (i) a decrease in compensation and benefits as a result of the optimization of our employee structure starting from 2019 which led to a decrease in segment headcount from 201 as of December 31, 2018 to 142 as of December 31, 2019 and (ii) a decrease in other operating expenses, partially offset by an increase in government subsidies which reflects in connection with our lending operations in 2019.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in 2018, 2019 and 2020 was 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board, or the FASB, issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. We will adopt the new standard effective January 1, 2021 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This guidance will be effective for us in the first quarter of 2022 on a full or modified retrospective basis, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements

B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2018, 2019, and 2020 were for operating and investing activities. In addition, we used nil, nil and RMB281.6 million (US$43.2 million) to repurchase our ADSs in 2018, 2019 and 2020, respectively. As of December 31, 2020, we had RMB5,005.2 million (US$767.1 million) in cash and cash equivalents, consisting of cash on hand, demand deposits, money market funds and mutual funds which are unrestricted as to withdrawal and use. As of December 31, 2020, cash and cash equivalents of RMB8.3 million (US$1.3 million) was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In February 2015, we issued five-year convertible notes with US$80 million in aggregate principal at a rate of 3.5% per annum. The notes were convertible at the holders’ option with an initial conversion price of US$23.03 per ADS. As of December 31, 2020, all notes were exchanged for 3,473,730 ADSs.

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Years Ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000	US$’000
Net cash provided by operating activities	1,029,386	1,288,233	796,353	122,045
Net cash (used in) provided by investing activities	(395,677)	(182,012)	352,584	54,037
Net cash provided by (used in) financing activities	109,825	543,311	(371,422)	(56,923)
Effect of exchange rate changes	56,304	37,811	(148,745)	(22,796)
Net increases in cash and cash equivalents	799,838	1,687,343	628,770	96,363
Cash, cash equivalents and restricted cash at the beginning of the year	1,906,753	2,706,591	4,393,934	673,400
Cash, cash equivalents and restricted cash at the end of the year	2,706,591	4,393,934	5,022,704	769,763

Operating Activities

Net cash provided by operating activities in 2020 was RMB796.4 million (US$122.0 million), primarily as a result of net loss of RMB743.5 million (US$114.0 million), adjusted by certain non-cash charges of RMB1,510.8 million (US$231.5 million), which is primarily attributable to share-based settlement expense in the amount of RMB1,290.8 million (US$197.8 million) related to the Camsing Incident, impairment of long-term investments of RMB115.1 million (US$17.6 million), depreciation expenses of RMB98.5 million (US$15.1 million) and noncash lease expenses of RMB84.7 million (US$13.0 million), partially offset by income from equity in affiliates, net of dividends, of RMB60.4 million (US$9.3 million) and changes in deferred tax assets and liabilities of RMB67.3 million (US$10.3 million), and changes in working capital of RMB29.1 million (US$4.5 million), which is primarily attributable to an increase of contingent liability of RMB530.4 million (US$81.3 million), partially offset by an increase in accounts receivables of RMB219.3 million (US$33.6 million) and a decrease of other current liabilities of RMB361.2 million (US$55.4 million). The increase in our contingent liabilities was due to our estimation made for future settlement of clients affected by Camsing Incident. The increase in our accounts receivables was due to the growth of our business. The decrease in our other current liabilities was primarily due to the decrease of payable to individual for trust services.

Net cash provided by operating activities in 2019 was RMB1,288.2 million, primarily as a result of net income of RMB863.8 million, adjusted by certain non-cash charges of RMB326.8 million, which primarily included provision for credit losses of RMB130.7 million, depreciation expenses of RMB105.4 million, impairment of long-term investments of RMB104.4 million, share-based compensation expenses of RMB94.9 million and noncash lease expenses of RMB85.4 million, partially offset by income from equity in affiliates, net of dividends, of RMB40.0 million, changes in deferred tax assets and liabilities of RMB62.4 million, and changes in working capital of RMB97.7 million, which is primarily attributable to cash inflow of RMB162.2 million from acquisitions and sales of investment products, an increase in income tax payable of RMB73.1 million and a decrease in other current assets of RMB70.0 million, partially offset by a decrease in accrued payroll and welfare expenses of RMB114.9 million.

Net cash provided by operating activities in 2018 was RMB1,029.4 million, primarily as a result of net income of RMB803.7 million, adjusted by non-cash charges of RMB62.3 million, which primarily included share-based compensation expenses of RMB112.8 million and depreciation expenses of RMB92.3 million, partially offset by amortization of unearned income for financial lease of RMB62.3 million and income from the disposal of a subsidiary in the amount of RMB31.2 million, changes in deferred tax assets and liabilities of RMB40.7 million, and changes in working capital of RMB163.3 million, which is primarily attributable to cash inflow of RMB156.1 million from acquisitions and sales of investment products, an increase in other current liabilities of RMB201.6 million, partially offset by an increase in accounts receivable of RMB100.0 million and an increase in amounts due from related parties of RMB56.7 million. Such changes were mainly due to the growth of our business.

Investing Activities

Net cash provided by investing activities in 2020 was RMB352.6 million (US$54.0 million), primarily attributable to net cash inflow from collection of loans originated to third parties of RMB221.6 million (US$34.0 million), net capital return from investment in affiliates of RMB100.5 million (US$15.4 million) and proceeds of investments held by our consolidated funds of RMB72.6 million (US$11.1 million), which was partially offset by purchase of property and equipment of RMB51.6 million (US$7.9 million) and net purchase of held-to-maturity investments of RMB48.6 million (US$7.4 million).

Net cash used in investing activities in 2019 was RMB182.0 million, primarily attributable to net purchase of investments held by our consolidated funds in the amount of RMB346.9 million, net loans disbursement to third parties in the amount of RMB93.0 million, purchase of held-to-maturity investments in the amount of RMB74.5 million and RMB65.3 million of purchases of property and equipment, which was partially offset by RMB231.2 million proceeds from sale of other long-term investments, RMB115.2 million proceeds from disposal of subsidiaries and RMB57.6 million cash inflow for capital return from investments in affiliates.

Net cash used in investing activities in 2018 was RMB395.7 million, primarily attributable to RMB946.5 million of investment in affiliates, RMB197.2 million for purchase of long-term investment, RMB193.2 million for acquiring investment funds and RMB128.2 million of purchases of property and equipment, which was partially offset by RMB117.5 million net cash inflow from collection of loans originated to third parties, RMB135.0 million net cash inflow for held-to-maturity securities and RMB53.6 million net cash inflow for available-for-sale investment, and RMB605.6 million cash inflow for capital gains from investment in affiliates.

Financing Activities

Net cash used in financing activities was RMB371.4 million (US$56.9 million) in 2020 due to repurchasing of our ordinary shares of RMB281.6 million (US$43.2 million) and divestment of non-controlling interests of RMB90.8 million (US$13.9 million), partially offset by proceeds from issuance of ordinary shares upon exercise of stock options of RMB33.4 million (US$5.1 million).

Net cash provided by financing activities was RMB543.3 million in 2019 due to the net contributions from non-controlling interests of subsidiaries of RMB518.6 million, and proceeds from the issuance of ordinary shares upon the exercise of stock options of RMB31.7 million.

Net cash provided by financing activities was RMB109.8 million in 2018 due to the net contributions from non-controlling interests of subsidiaries of RMB63.9 million, and proceeds from the issuance of ordinary shares upon the exercise of stock options of RMB45.9 million.

Capital Expenditures

Our capital expenditures were RMB128.2 million, RMB65.3 million and RMB51.6 million (US$7.9 million) in 2018, 2019 and 2020, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business. As of the date of this annual report, we expect that our capital expenditure in 2021 to be approximately RMB99.0 million (US$15.2 million).

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

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our variable interest entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,770.9 million, RMB1,765.1 million and RMB2,040.5 million (US$312.7 million) as of December 31, 2018, 2019 and 2020, respectively.

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

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-3 years	3-5 years	years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Lease	301,841	90,393	146,199	65,249	—

As of December 31, 2020, we had contingent liabilities of RMB530.4 million (US$81.3 million) in relation to the potential future settlement plan in connection with the Camsing Incident.

Save as disclosed above, since December 31, 2020 and up to the date of this annual report, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	48	Founder, Chairwoman and chief executive officer
Zhe Yin	46	Founder and director
Chia-Yue Chang	60	Director
Neil Nanpeng Shen	53	Director
Boquan He	60	Independent director
May Yihong Wu	53	Independent director
Tze-Kaing Yang	66	Independent director
Jinbo Yao	44	Independent director
Zhiwu Chen	58	Independent director
Qing Pan	46	Chief financial officer
Jun Lu	49	Chief technology officer
Ligao Zhou	45	Chief risk management officer
Jin Chen	52	Chief executive officer of Noah Digital Intelligence

Ms. Jingbo Wang is one of our founders and has been our Chairwoman and chief executive officer since our inception. She won the Award of Top 30 Most Influential Business Woman in China in 2019 by ICEO. In 2017, Ms. Wang was listed on Forbes’ China Top 100 Businesswomen and China Best Listed-Company Female CEOs. In 2017, she was recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from IWEC Foundation. Ms. Wang has over 20 years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities, a securities firm in China. Ms. Wang served as head of private banking department at Xiangcai Securities from August 2003 to September 2005, where she established the securities firm’s wealth management business. Prior to that, she worked as the deputy head of ABN AMRO Xiangcai Fund Management, a joint venture fund management company, from February 2002 to August 2003, and the head of asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang received her master’s degree in management in December 1999 and her bachelor’s degree in economics from Sichuan University in China. Ms. Wang also graduated from Global CEO Program of China Europe International Business School in September 2009. In addition, she was one of the graduates of the third session of Hupan University.

Mr. Zhe Yin is one of our founders and has been our director since our inception. He has also served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and has served as the chairman of the board of Gopher Asset Management from February 2010 to April 2014, then from March 2021 till now. Mr. Yin has over 16 years of experience in wealth management and asset management industries. Mr. Yin served as a Co-Chairman of China’s Fund of Funds Association from 2017 to 2020. He was (i) named as one of the Top 20 Chinese Private Equity Investors by CV Info in 2017, and (ii) named as one of the Top 50 Chinese Private Equity Investors by CV Info in 2019. Prior to co-founding our company, Mr. Yin was the deputy general manager of the private banking department at Xiangcai Securities from November 2003 to September 2005. Prior to that, he worked at Bank of Communications of China from July 1997 to October 2003. Mr. Yin has been serving as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd. (SZSE: 002390), a pharmaceutical company listed on the Shenzhen Stock Exchange since November 2017. Mr. Yin received his bachelor’s degree in economics from Shanghai University of Finance and Economics in July 1997, and graduated with a MBA degree from China Europe International Business School in September 2010.

Ms. Chia-Yue Chang has been our director since August 2007, the general manager of Noah Upright from July 2011 to April 2018, then from March 2019 till December 2020, and has been the responsible person of the Ethics Compliance Committee (Including Discipline Supervision and Compliance), Fairness Committee and the Sustainable Development Committee of our company, as well as the honorary chairperson Noah Non-Profit Fund Committee since March 2021. Ms. Chang received her master degree in library science from University of California, Los Angeles in March 1987 and her bachelor’s degree in library science from National Taiwan University in June 1983.

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen has been the founding managing partner of Sequoia Capital China since September 2005. Prior to founding Sequoia Capital China, Mr. Shen co-founded Trip.com Group Ltd (TCOM.NASDAQ), formerly Ctrip.com International, Ltd. (CTRP.NASDAQ), or Ctrip, a leading travel service provider in China, in 1999. Mr. Shen served as Ctrip’s president from August 2003 to October 2005 and as chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive Co-Chairman of Homeinns Hotel Group, a leading economy hotel chain in China, which commenced operations in July 2002. Mr. Shen has been (i) an independent non-executive director of Ctrip (TCOM.NASDAQ) since 2008; (ii) a non-executive director of BTG Hotels Group (600258.SHSE), a company listed on the Shanghai Stock Exchange, since January 2017; (iii) a non-executive director of Meituan (formerly Meituan Dianping) (03690.HKEX), a company listed on the Hong Kong Stock Exchange, since October 2015; (iv) an independent non-executive director of Pinduoduo Inc. (PDD.NASDAQ), a company listed on NASDAQ, since April 2018; and (v) a director of Ninebot Limited (689009.SHSE), a company listed on the Shanghai Stock Exchange, since July 2015. Mr. Shen previously served (i) from June 2018 to June 2020, a non-executive director of China Renaissance Holdings Limited (01911.HKEX); (ii) from February 2017 to August 2018, a non-executive director of FinVolution Group (formerly PPDAI Group Inc.) (FINV.NYSE); (iii) from December 2015 to December 2018, an independent non-executive director of Momo Inc. (MOMO.NYSE); and (iv) from February 2018 to May 2020, a non-executive director of 360 Security Technology Inc. (601360.SHSE). Mr. Shen received his Master’s degree from Yale University in November 1992 and his Bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in July 1988.

Mr. Boquan He has been our director since August 2007 and has served as our independent director since October 2011 under applicable U.S. regulations. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd. since August 2000, a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2000, served as the chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He also served as a director of Ikang Healthcare Group Inc. (KANG.NASDAQ) till January 2019, when Ikang Healthcare Group Inc. went private. Mr. He graduated from Guangdong Television Public University in China in July 1986.

Ms. May Yihong Wu has served as our independent director since November 2010. Ms. Wu has also served as the board adviser of Homeinns Hotel Group, a subsidiary of BTG Hotels Group (600258.SHSE), a company listed on the Shanghai Stock Exchange, since July 2019. Ms. Wu is an independent director, and chairwoman of the audit committee of Swire Properties Limited (1972.HKEX), a company listed on the Hong Kong Stock Exchange, and served in this capacity since May 2017. Swire Properties is a leading real estate developer and manager based in Hong Kong. She joined Swire Properties’ board in May 2017. Ms. Wu was the chief strategy officer of Homeinns from May 2010 to June 2019, and chief financial officer of Homeinns from July 2006 to April 2010. Ms. Wu obtained a bachelor’s degree from Fudan University in China in July 1989, a master’s degree from Brooklyn College at the City University of New York in June 1993 and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University in June 1998.

Mr. Tze-Kaing Yang has served as our independent director and the chairperson of our audit committee since May 2015. Mr. Yang is currently the Chairman and chief executive officer of Yangtze Associates, a venture capital and private equity fund management company in Taiwan since January 2015. He also serves as the director of (i) ASUSTeK Computer Inc. (2357.TWSE), a company listed on the Taiwan Stock Exchange, since July 2016, (ii) Pegatron Corporation (4938.TWSE), a company listed on the Taiwan Stock Exchange, since June 2016, and (iii) TTY Biopharm Company Limited (4105.TPEx), a company listed on the Taipei Exchange, since June 2016. Mr. Yang was the Deputy Minister of Finance in Taiwan from July 2003 to May 2004, acting chairman of Bank of Taiwan from July 2003 to July 2004. He also served as the managing director of Bank of Taiwan and the president of China Development Industrial Bank. He was also the executive secretary of National Development Fund in Taiwan. Mr. Yang obtained a MBA degree from the University of Illinois at Urbana-Champaign in August 1982 and Ph.D. in Business Administration from National Chengchi University in Taiwan in June 1987. Mr. Yang was an adjunct professor at the Guanghua School of Management in Peking University and taught investment banking courses in the MBA Program at National Chengchi University in Taiwan.

Mr. Jinbo Yao has been our independent director since November 2014. Mr. Yao is the founder, chairman of the board of directors and chief executive officer of 58.com Inc (WUBA. NYSE), a leading Internet company in China listed on the New York Stock Exchange since 2013, and the chief executive officer of ganji.com, a leading online classifieds platform in China since April 2015. Mr. Yao is a pioneer in China’s Internet industry. Prior to founding 58.com, in 2000 Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn including vice president of sales until 2001. In 2001, Mr. Yao co-founded the education company Xueda Education Group, which went public on New York Stock Exchange in November 2010 (NYSE: XUE). Mr. Yao received his bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in July 1999.

Professor Zhiwu Chen has served as our independent director since January 2014. Professor Chen has been a faculty member at the University of Hong Kong since 2016 and currently serves as director of the Asia Global Institute, Chair Professor of Finance, and Victor and William Fung Professor in Economics at the University of Hong Kong. Professor Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at Peking University (School of Economics) and Tsinghua University School of Social Sciences and School of Economics and Management). Professor Chen has received research awards including the Graham and Dodd Award (2013), the Pacesetter Research Award (1999), the Merton Miller Prize (1994), and the Chicago Board Options Exchange Competitive Research Award (1994). In Burson-Marsteller’s 2012 “G20 Influencers” report, Professor Chen was listed as one of the top ten political influencers in China. He is an independent director at Bairang Inc. (HKEX: 6608) from March 2021, and was an independent director at PetroChina Company Limited (HKEX: 857, SHSE: 601857, NYSE: PTR) from May 2011 to June 2017, Bank of Communications (SHSE:601328) from November 2010 to August 2018, and IDG Energy Investment Ltd (HKEX: 650., previously known as Shun Cheong Holdings) from July 2015 to October 2018. Professor Chen is on the International Advisory Board of the CSRC. In 2001, Professor Chen co-founded Zebra Capital Management and remained with the company until March 2011. Professor Chen received his Ph.D. in financial economics from Yale University in December 1990; a master degree in systems engineering from Changsha Institute of Technology in January 1986; and a bachelor’s degree in computer science from Central-South University in July 1983.

Mr. Qing Pan has been our chief financial officer since November 2019. Prior to taking this role, he spent two and a half years serving as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, overseeing fund operations, and led several specialized teams including finance, due diligence, credit rating as well as valuation. As a veteran in the investment and finance community, Mr. Pan spent 17 years with Deloitte as an audit partner before joining our company. Mr. Pan worked at Deloitte Boston office from September 1999 to May 2007, and then at Deloitte headquarter in the US from June 2007 to September 2009, and at Deloitte Shanghai from October 2009 to July 2016. He was also a former member of the accounting research division at Deloitte’s headquarter in the US. He led several Chinese companies’ US listings across various industries. Mr. Pan is certified in public accounting in the US, China, and Hong Kong. Since August 2017, Mr. Pan has been serving as an independent director of Jiangsu Changdian Technology Co., Ltd. (600584.SHSE). He obtained a BA degree from Beijing Foreign Studies University in Beijing, China in July 1997, and MS/MBA from Northeastern University in Boston, the US in September 1999.

Mr. Jun Lu, the chief technology officer of our company. Mr. Lu is mainly responsible for our strategic digital transformation, fintech platform development, technology architecture optimization, as well as AI, data intelligence application and innovation. Mr. Lu is an internet software veteran, who has over 20 years of experience leading development of large-scale software platforms and exploration of cutting-edge technologies in the e-Commerce and finance spaces, both in US and China. Prior to joining our company, Mr. Lu was the chief technology officer of Lu International (Singapore) Ltd. (a subsidiary of Lufax Holding Ltd (NYSE: LU)), and he also served as the head of technology center, and member of executive committee of Lufax. In those roles, Mr. Lu was in charge of all product research and development activities within Lu-International and Lufax. Prior to Lufax, Mr. Lu worked for VIPShop, where he was the chief technology officer of US R&D Division and also senior director of Tech Center, responsible for applying AI and AR/VR technologies in e-Commerce, as well as developing mobile commerce apps to explore new business opportunities. Prior to that, Mr. Lu worked for eBay in its Silicon Valley US headquarter in various roles. He was one of the founders of eBay’s first API platform. Mr. Lu holds double MS degrees in Computer Sciences and Electronic Engineering from University of New Mexico (USA), and a BS degree in Scientific Device Engineering from Zhejiang University.

Mr. Ligao Zhou has been our chief risk management officer since October 2017. Mr. Zhou has more than 18 years’ experience in financial risk management. Prior to joining our company, he served as the responsible person of risk management in JIC Trust from December 2013 to September 2016, the responsible person of the Department of Shanghai Financial Market of JIC Trust from September 2016 to September 2017, and a risk manager in PingAn Insurance Group from July 2002 to August 2013. Mr Zhou received his MBA degree from China-Europe international Business School. He is certified FRM holder and Chartered Financial Analyst (CFA).

Mr. Jin Chen is the chief executive officer of Noah Digital Intelligence. Prior to joining our company, Mr. Chen served as the general manager and co-chief executive officer of Zhongan Online P&C Insurance Co., Ltd (HKEX: 6060), the first online insurance company in China from July 2014 to July 2019, and the executive director and chairperson of the Investment Decision Committee of Zhongan Online P&C Insurance Co., Ltd from November 2019 to January 2021. Prior to that, he was the president of the Credit Card Center at China CITIC Bank Co. Ltd. from July 2005 to May 2014 and the deputy manager of China Merchants Fund Management Co., Ltd from July 2002 to July 2005. Mr. Chen was the assistant to the chief executive officer at China Merchants Securities Co., Ltd. from March 2001 to July 2002 and the deputy leader of the office of board of directors at China Merchants Bank Co., Ltd from May 1999 to March 2001. Mr. Chen was also the visiting professor at the Chinese University of Hong Kong, and he currently serves as the executive director of Shanghai Advanced Institute of Financial Research. He is an academic entrepreneur with a deep theoretical foundation and rich practical experience. His areas of expertise include financial technology and industrial Internet. Mr. Chen received his bachelor degree and master degree in engineering from Huazhong University of Science and Technology in July 1991 and June 1994, respectively, and his Executive MBA degree from Cheung Kong Graduate School of Business in October 2012. Mr. Chen Jin is also a director of the Shanghai Adream Foundation. He is also a representative of the 5th Shenzhen’s People’s Congress and a representative of the 2nd People’s Congress of Huangpu District, Shanghai. He was awarded the honor as the Shenzhen Model Worker and the 4th Shenzhen Top Ten Outstanding Young Entrepreneur, Shanghai Financial Innovation Figure in 2015 and other awards.

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

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB16.2 million (US$2.5 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

We currently grant share incentive awards pursuant to our 2017 Share Incentive Plan, or the 2017 Plan. We previously granted awards under our 2008 Share Incentive Plan, or the 2008 Plan, and 2010 Share Incentive Plan, or the 2010 Plan, until those plans were terminated upon the adoption of the 2017 Plan. The purpose of our share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, officers, employees, consultants and advisers to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 Class A ordinary shares. As of December 31, 2020, there were 69,445 options to purchase Class A ordinary shares outstanding, and 91,458 restricted shares had been issued and were outstanding under the 2017 Plan .

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

Eligibility. We may grant awards to our directors, officers, employees, consultants and advisers.

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

The following table summarizes, as of December 31, 2020, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2017 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price -
	Options	(US$/
Name	Awarded	ADS)	Date of Grant	Date of Expiration
Jingbo Wang	*	37.63	September 1, 2018	September 1, 2028
Zhe Yin	*	37.63	September 1, 2018	September 1, 2028
Chia-Yue Chang	*	37.63	September 1, 2018	September 1, 2028
Qing Pan	*	37.63	September 1, 2018	September 1, 2028
Ligao Zhou	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	37.63	September 1, 2018	September 1, 2028

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2020, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Restricted Shares	Date of Issuance
Jingbo Wang	*	September 1, 2018
Zhe Yin	*	September 1, 2018
Chia-Yue Chang	*	September 1, 2018
Qing Pan	*	September 1, 2018
Ligao Zhou	*	September 1, 2018
Other Individuals as a Group	*	September 1, 2018
Tze-Kaing Yang	*	August 29, 2019
Zhiwu Chen	*	December 14, 2019
Jinbo Yao	*	October 11, 2020
May Yihong Wu	*	November 16, 2020

Notes:

*	Less than 1% of our total outstanding share capital.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of December 31, 2020, options to purchase an aggregate of 155,083 Class A ordinary shares have been granted and were outstanding and 11,915 restricted shares have been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of December 31, 2020, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price
	Options	(US$/
Name	Awarded	ADS)	Date of Grant	Date of Expiration
Jingbo Wang	*	13.91	April 15, 2014	April 15, 2024
	*	17.37	May 5, 2015	May 5, 2025
	*	19.36	July 1, 2016	July 1, 2026
	*	22.92	July 1, 2017	July 1, 2027
Zhe Yin	*	13.91	April 15, 2014	April 15, 2024
	*	17.37	May 5, 2015	May 5, 2025
	*	19.36	July 1, 2016	July 1, 2026
	*	22.92	July 1, 2017	July 1, 2027
Chia-Yue Chang	*	17.37	May 5, 2015	May 5, 2025
	*	19.36	July 1, 2016	July 1, 2026
	*	22.92	July 1, 2017	July 1, 2027
Qing Pan	*	22.92	April 20, 2017	April 20, 2027
Other Individuals as a Group	*	13.91~22.92	April 15, 2014 to July 1, 2017	April 15, 2024 to July 1, 2027

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2020, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2010 plan.

Restricted
Name	Shares	Date of Issuance
Jingbo Wang	*	July 1, 2017
Zhe Yin	*	July 1, 2017
Chia-Yue Chang	*	July 1, 2017
Qing Pan	*	April 20, 2017
Other Individuals as a Group	*	July 1, 2017

Notes:

*	Less than 1% of our total outstanding share capital.

The 2008 Plan

Although the 2008 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2008 Plan. As of December 31, 2020, all options that were granted under the 2008 Share Incentive Plan to purchase Class A ordinary shares have been either forfeited or exercised, and no restricted shares were issued and outstanding under the 2008 Share Incentive Plan.

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors, or any of them, is breached.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director may be removed from office at any time by an ordinary resolution of our shareholders. A director’s office will be vacated if such director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to our memorandum and articles of association or the laws of Cayman Islands.

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

We had 2,992 and 2,960 employees as of December 31, 2019 and 2020, respectively, including 1,288 and 1,231 relationship managers during the same periods, respectively. The following table sets forth the number of our employees by business segments as of December 31, 2020:

	Number of
Business Segments	Employees	% of Total
Wealth management	1,690	57.1
Relationship managers	1,231	41.6
Asset management	179	6.0
Lending and other businesses	182	6.1
Overseas business	154	5.2
Research and development	339	11.5
Risk management	67	2.3
Administrative support	349	11.8
Total	2,960	100.0%

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares, as of March 31, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2021, we had 30,544,340 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned

			Total
			ordinary	%	% of
	Class A	Class B	shares an	of total	aggregate
	ordinary	ordinary	as converted	ordinary	voting
	shares	shares	basis	shares	power
Directors and Executive Officers:
Jingbo Wang(1)	103,272	6,730,000	6,833,272	22.8	49.2
Zhe Yin(2)	129,851	1,585,000	1,714,851	5.5	11.8
Boquan He(3)	1,639,872	—	1,639,872	5.5	3.0
Chia-Yue Chang(4)	2,062,759	—	2,062,759	6.9	3.8
Neil Nanpeng Shen(5)	1,852,261	—	1,852,261	6.2	3.4
May Yihong Wu	*	—	*	*	*
Tze-Kaing Yang	*	—	*	*	*
Jinbo Yao	*	—	*	*	*
Zhiwu Chen	*	—	*	*	*
Qing Pan	*	—	*	*	*
Jun Lu	—	—	—	—	—
Ligao Zhou	*	—	*	*	*
Jin Chen	—	—	—	—	—
All Directors and Officers as a Group	5,915,706	8,315,000	14,230,706	47.5	81.2
Principal Shareholders:
Jing Investors Co., Ltd.(6)	103,272	6,730,000	6,833,272	22.8	49.2
Yiheng Capital Partners, L.P. (7)	3,335,308	—	3,335,308	11.1	6.1
FIL Limited(8)	2,077,501	—	2,077,501	6.9	3.8
Jia Investment Co., Ltd.(9)	2,062,759	—	2,062,759	6.9	3.8
Yin Investment Co., Ltd.(10)	129,851	1,585,000	1,714,851	5.5	11.8
Investment funds affiliated with Sequoia Capital China(11)	1,650,000	—	1,650,000	5.5	3.0
Quan Investment Co., Ltd.(12)	1,639,872	—	1,639,872	5.5	3.0

Notes:

*            Less than 1% of our total outstanding ordinary shares.

(1)	Represents 6,833,272 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(2)	Represents 1,714,851 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(3)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(4)	Represents 2,062,759 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(5)	Includes certain shares held by investment funds affiliated with Sequoia Capital China. See footnote 11 below.

(6)	Jing Investors Co., Ltd., or Jing Investors, is a British Virgin Islands company wholly owned by Ark Trust (Hong Kong) Limited, or Ark Trust, in its capacity as trustee of the Jing Family Trust, or the Trust, constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 6,833,272 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(7)	Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(8)	Represents 2,077,501 ordinary shares beneficially owned by FIL Limited, or FIL, and its direct and indirect subsidiaries as of December 31, 2020. FIL is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(9)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Represents 1,650,000 ordinary shares in the form of ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.
(12)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2021, 18,212,821 of our Class A ordinary shares were held by one record holder in the United States including 1,116,885 treasury stock that we repurchased, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

Item 7.    Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

As to our contractual arrangements with Noah Investment and its shareholders, please see “Item 4. Information on the Company—C. Organizational Structure” for a description of these contractual arrangements.

Transactions with Shareholders and Affiliates

For the funds for which Gopher and Gopher Capital GP Limited serve as general partners and/or fund managers, we are entitled to receive recurring service fees and performance-based income. Gopher is also entitled to receive one-time commissions for fund raising services when distributing the relevant funds to high net worth clients. In addition, we also generated other service fees from the provision of other comprehensive services, such as consulting services, to our shareholders.

During the years ended December 31, 2018, 2019 and 2020, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher	294,984	240,808	129,823	19,896
Recurring service fees
Investee funds of Gopher	929,911	1,009,568	927,611	142,162
Wanjia Win-Win Assets Management Co., Ltd ("Wanjia Win-Win")	—	688	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	33,009	15,759	12,411	1,902
Investee funds of Gopher Capital GP Limited	252,782	313,612	302,431	46,350
Wuhu Bona Film Investment Management Co., Ltd ("Wuhu Bona")	8,491	—	—	—
Recurring services fee earned from funds subscribed by shareholders	2,868	—	—	—
Total recurring service fees	1,227,061	1,339,627	1,242,453	190,414
Performance-based income
Investee funds of Gopher	92,128	34,248	140,050	21,464
Investee funds of Gopher Capital GP Limited	8,405	36,800	68,946	10,566
Zhejiang Vanke-Noah Asset Management Co., Ltd ("Zhejiang Vanke")	—	18,600	—	—
Total performance-based income	100,533	89,648	208,996	32,030
Other service fees
Other services subscribed by shareholders	29,227	3,899	3,425	525
Investee funds of Gopher Capital GP Limited	—	—	86	13
Total other service fees	29,227	3,899	3,511	538
Total	1,651,805	1,673,982	1,584,783	242,878

As of December 31, 2019 and 2020, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Investee funds of Gopher	428,724	433,935	66,504
Investee funds of Gopher Capital GP Limited	70,247	46,039	7,056
Total	498,971	479,974	73,560

As of December 31, 2019 and 2020, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Investee funds of Gopher	42,170	27,226	4,173
Investee funds of Gopher Capital GP Limited	7,563	12,977	1,988
Total	49,733	40,203	6,161

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2019 and 2020, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Investee funds of Gopher	74,664	35,820	5,490
Investee funds of Gopher Capital GP Limited	1,402	1,653	253
Total	76,066	37,473	5,743

During the years ended December 31, 2018, 2019 and 2020, donation made to Shanghai Noah Charity Fund were RMB1.2 million, RMB1.2 million and RMB2.8 million, respectively.

During the years ended December 31, 2018, 2019 and 2020 we paid nil, nil and RMB6 million as service fees to Dingnuo for development of an online mutual fund work station for our relationship managers, respectively.

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

Legal Proceedings

In early 2016, Gopher established credit funds, or the Camsing Credit Funds, to allow its high net worth clients to invest in account receivables, or the Camsing Accounts Receivables, with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited. In 2019, Gopher came to suspect that certain Camsing Accounts Receivables had not arisen from real commercial transactions. Gopher reported the suspected fraudulent activities to the police in the PRC and initiated certain legal proceedings.

As of the date of this annual report, a total of 818 high net worth clients of Gopher investing in the Camsing Credit Funds had been affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are potentially subject to repayment default amounted to RMB3.4 billion.

To preserve our goodwill with affected clients, we voluntarily made an ex gratia settlement offer, or the Offer, to affected clients. An affected client accepting the offer shall receive restricted share units, or RSUs, which upon vesting will become Class A ordinary shares of our company, and in return give up all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release our company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. As approved by our Board, new Class A ordinary shares not exceeding 1.6% of the share capital of our Company may be issued under the settlement plan each year for ten consecutive years.

As of December 31, 2020, 552 out of the total 818 affected clients (approximately 67.5)% had accepted the Offer, representing RMB2.4 billion (approximately 70)% out of the total outstanding Camsing Accounts Receivables. The maximum number of Class A ordinary shares to be issued by our company to these 552 affected clients would account for approximately 11.2% of the total issued Shares of our company as of December 31, 2020, and account for approximately 6.3% of the voting rights of our Company as of December 31, 2020.

We recorded share-based settlement expenses of RMB1,290.8 million (US$197.8 million) based on the fair value of RSUs issued to affected clients under the Offer. The deadline for the affected clients to accept the Offer was December 31, 2020. We currently have no new settlement plan for remaining unsettled affected clients, but do not preclude reaching settlements in the future with similar terms. Therefore, we also recognized a contingent liability of RMB530.4 million (US$81.3 million) as of December 31, 2020 in relation to potential future offers.

Although Gopher was not involved in any of the suspected fraudulent activities, we have been proactively assessing the potential legal risks and implications associated with this claim, which is currently at a preliminary stage, and other potential legal proceedings, to protect the best interests of us and our shareholders.

Other than the matters mentioned above, we are currently not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulations, which may result in regulatory proceedings against us, See “Item 3. Key Information—D. Risk Factors” above. Litigation or any other legal or administrative proceedings, regardless of the outcome, may result in substantial cost and diversion of our recourses, including our management’s time and attention.

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

Our ADSs have been listed on the New York Stock Exchange since November 10, 2010 under the symbol “NOAH.” Two ADSs represent one of our ordinary shares. We have a dual-class common share structure in which Class A ordinary shares have different voting rights from Class B ordinary shares. Class B shares are each entitled to four votes, whereas Class A ordinary shares are each entitled to one vote. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.    Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our memorandum and articles of association, as well as the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

The registered office of our company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands as of the date of this annual report, and may be relocated to such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by our board of directors. Our company may also repurchase any of our shares provided that our shareholders shall have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with the provisions of Articles 17 and 17A of our articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Foreign Exchange.”

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

People’s Republic of China Taxation

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. Under the EIT Law and the EIT Implementation Rules, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our PRC subsidiaries through Noah Insurance, according to Tax Arrangement between mainland China and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2020.

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

U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax consequences of an investment in our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules such as: banks and certain other financial institutions; insurance companies; brokers or dealers in stocks, securities, commodities or currencies; persons that use or are required to use a mark-to-market method of accounting; pension plans; regulated investment companies; real estate investment trusts; cooperatives; tax-exempt entities (including private foundations); persons that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our total voting power or value; investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; U.S. expatriates; entities subject to the U.S. anti-inversion rules; persons subject to the alternative minimum tax provisions of the Code; partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation; persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not address any U.S. federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act, or FATCA regime.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions or (B) that has otherwise elected to be treated as a U.S. person (as defined in the Code).

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

ADSs

For U.S. federal income tax purposes, a U.S. Holder of our ADSs should be treated as the beneficial owner of the underlying shares represented by such ADSs. Accordingly, deposits or withdrawal of shares for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2020. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

We will be a PFIC for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either: (1) at least 75% of our gross income for such year is passive income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we treat our variable interest entities, or VIEs, as being owned by us for U.S. federal income tax purposes because we control their management decisions and because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, then the nature and composition of our income and assets would change and we would likely be treated as a PFIC for one or more taxable years.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2020) during a U.S. Holder’s holding period for our ADSs or ordinary shares, then, absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC in subsequent taxable years, on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years to the U.S. Holder or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (each such year, a pre-PFIC year) will be taxable as ordinary income; and

the amount allocated to each prior taxable year other than a pre-PFIC year will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) from a sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC with respect to a U.S. Holder for any taxable year during such U.S. Holder’s holding period for our ADSs or ordinary shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity that is a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

Mark-to-Market Election

If we are a PFIC with respect to a U.S. Holder for any taxable year (as we believe we were for our taxable year ended December 31, 2020) during such U.S. Holder’s holding period for our ADSs or ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, so long as our ADSs remain listed on the New York Stock Exchange and are regularly traded, we expect that a mark-to-market election would be available to a U.S. Holder of our ADSs for each taxable year that we are a PFIC, but no assurances are given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include in gross income as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in such ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a taxable year for which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a U.S. Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. Holders are strongly urged to consult their tax advisors regarding the availability of, the procedure for, and the effect of making, a mark-to-market election, as well as whether making the election would be advisable, including in light of their particular circumstances.

Qualified Electing Fund Election

In certain circumstances, a shareholder in a PFIC may avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund” election to be taxed currently on its share of the PFIC’s undistributed income. However, if we were a PFIC (as we believe we were for our taxable year ended December 31, 2020), a U.S. Holder would be able to make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agreed to furnish the U.S. Holder annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information necessary for U.S. Holders to make qualified electing fund elections.

Deemed Sale Election

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2020) during a U.S. Holder’s holding period for our ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available.

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. As previously noted, we believe that we were a PFIC for our taxable year ended December 31, 2020.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC ON THEIR INVESTMENT IN OUR ADSS OR ORDINARY SHARES, AS WELL AS THE ASSOCIATED REPORTING REQUIREMENTS AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any cash distributions (including the amount of any PRC or other tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of our ADSs. However, because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should assume that any distribution paid will generally constitute a “dividend” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to qualifying U.S. corporations under the Code.

A non-corporate U.S. Holder generally will be subject to tax on dividends received from a “qualified foreign corporation” at the reduced U.S. federal tax rate applicable to “qualified dividend income,” rather than the marginal tax rates applicable to ordinary income, provided that certain holding period and other requirements are met. If we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs or ordinary shares, provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2020.

Our ADSs (but not our ordinary shares) are currently listed on the New York Stock Exchange. We believe, though no assurances may be given in this regard, that our ADSs are readily tradable on an established securities market in the United States, and that, if we are not a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, we would therefore be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the EIT Law (see “—People’s Republic of China Taxation” above), we may be eligible for the benefits under the U.S.-PRC income tax treaty, or the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose). If we are eligible for such benefits, then dividends that we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year).

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on any dividends that we pay with respect to our ADSs or ordinary shares in their particular circumstances.

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

Dividends will be treated as foreign-source income, and generally will constitute passive income or in certain cases, general category income, for foreign tax credit purposes. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax, if applicable. See “—People’s Republic of China Taxation” above. Subject to applicable limitations, which vary depending upon each U.S. Holder’s particular circumstances, if PRC taxes are withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits), such withheld PRC taxes generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such withheld PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale, Exchange or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will recognize gain or loss on a sale or exchange of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in our ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual, that has held our ADSs or ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that a U.S. Holder recognizes on a disposition of our ADSs or ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ADSs or ordinary shares (see “—People’s Republic of China Taxation” above), then a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares generally will be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who otherwise establishes an exemption from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Specified Foreign Financial Assets

Individual U.S. Holders and certain domestic entities generally will be required to submit certain information to the IRS with respect to their beneficial ownership of our ADSs or ordinary shares as is necessary to identify the class or issue of which our ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential reporting requirements that may be imposed with respect to ownership of our ADSs or ordinary shares.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2020, we had an Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$524.2 million and a U.S. dollar denominated cash balance of US$242.9 million. Assuming we had converted the U.S. dollar denominated cash balance of US$242.9 million as of December 31, 2020 into RMB at the exchange rate of US$1.00 for RMB6.5250 as of December 31, 2020, this cash balance would have been RMB1,584.9 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2020, we had RMB129.1 million invested in debt products with a weighted average duration of approximately 0.9 years.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB1.7 million (US$253.8 thousand) in 2020.

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2020 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2020.

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 30, 2021 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

April 30, 2021

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2019	2020

	(RMB’000)
Audit fees(1)	8,354	8,580
Audit-related fees(2)	930	850
Tax fees(3)	764	409

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax fees” represents aggregate fees for professional services performed in connection with tax planning and tax compliance.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 12, 2017, our board of directors approved an extension of our previously approved share repurchase program for one year from July 8, 2017 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs, or the 2017 Share Repurchase Program. As of December 31, 2020, we had repurchased no ADSs under the 2017 Share Repurchase Program.

On December 1, 2020, our board of directors authorized a share repurchase program, or the Share Repurchase Program, under which we may repurchase up to US$100 million worth of our ADSs over the following two years. On February 25, 2021, we completed the Share Repurchase Program, with approximately 2,233,770 ADSs representing 1,116,885 ordinary shares repurchased at an average price of US$44.77 per ADS.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to domestic issuers.

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

Date: April 30, 2021

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2019 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the "Company") as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2021 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(t) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Settlement of Camsing Incident — Recognition of Financial Instruments — Refer to Note 16 to the financial statements

Critical Audit Matter Description

In 2020, the Company voluntarily offered a settlement plan to investors who invested in the investment products distributed and managed by the Company that were impacted by suspected fraud commited by third parties (the “Camsing Incident”). Investors accepting the settlement plan will be issued a certain number of restricted share units (“RSUs”) over a period of ten years. The financial instruments are classified as equity instruments, initially measured at fair value and recorded in additional paid-in-capital in the consolidated balance sheet.

The management made (1) judgments in the accounting treatment of the financial instruments issued in the settlement plan for determining whether the financial instruments qualifies for equity classification and (2) estimates of fair value of the RSUs to be issued, in both of which high subjectivity is applied. This resulted in a high degree of auditor judgment and an increased extent of audit effort, including further evaluation of the management's judgements applied in determining the accounting treatment and the need to involve fair value specialists to audit and evaluate the valuation methodologies as well as the significant assumptions and inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the management judgements of the accounting treatment of the financial instruments included the following, in particular (1) determining the appropriateness of the management’s judgments on whether the financial instruments qualifies for equity classification and (2) evaluating the reasonableness of fair value measurement of the RSUs, included the following, among others:

●	We understood the process of the management’s accounting judgments and fair value estimation of the RSUs, including significant assumptions in estimating the fair value of RSUs, and tested the effectiveness of related controls.
●	We assessed the information in the key terms of the settlement plan to understand and evaluate that all components were identified.
●	We evaluated management’s judgments related to the accounting treatment of the settlement by analyzing against various aspects of GAAP.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) the discount rates used for fair value estimation of the RSUs by testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation.

Contingent liabilities — Estimation and Disclosure of Contingencies related to Camsing Incident— Refer to Note 21 to the financial statements

As of December 31, 2020, certain investors affected by Camsing Incident initiated legal proceedings against the Company’s subsidiaries and affiliates. The Company’s accrued contingent liability as of December 31, 2020 was RMB530.4 million. The accrued contingent liabilities and associated settlement expenses related to Camsing Incident and such legal proceedings are estimated, recorded and disclosed based on the Company’s expectation regarding the probability and magnitude of any expected losses. These estimates are made based on the available information over the course of the associated matters and the management’s plan to settle with the unsettled investors affected by the Camsing Incident.

We identified the estimation and disclosure of contingent liabilities related to Camsing Incident as a critical audit matter because management’s evaluation of the settlement plan in the future, including the form of settlement and the acceptance level, involves significant judgment. Auditing the probability of an unfavorable outcome and the estimate of associated exposure requires subjective and complex judgment as well as careful evaluation of the facts by taking into consideration of legal opinion.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluation of Camsing related contingencies, including the probability of outcome related to these legal proceedings and estimates of reasonably possible loss or range of loss, included the following among others:

●	We tested the effectiveness of controls over (i) estimation of loss contingencies related to outstanding litigation and anticipated settlement, including the evaluation of whether such exposures are probable or reasonably possible, and (ii) presentation and disclosure of contingencies due to Camsing litigation.
●	We sent independent third-party confirmations to external counsel for the status of material current litigation and ascertained completeness of the litigation matters brought to our attention.
●	We evaluated the reasonableness of management’s estimates of loss contingencies by inquiring of management and the Company’s internal legal counsel, inspecting Board of Directors’ meeting minutes and attending meetings with the Audit Committee for updates on litigation and evidence of further considerations indicative of unrecorded contingencies.
●	We evaluated management’s ability to accurately project the key assumptions, in particular the management’s plan to settle with affected Investors, by comparing actual progress to (i) management’s historical projections and (ii) information disclosed in the Company’s external communication.

Fair Value Measurement — Level 3 Investments — Refer to Notes 5 and 6 to the financial statements

Critical Audit Matter Description

The Company measures certain investments in private equity funds accounted for at fair value using significant unobservable pricing inputs and as such are within level 3 measurement category in accordance with ASC 820. The balance of these investments amounted to RMB216.2 million as of December 31, 2020. Since there is limited observable market activity, the inputs used in the determination of fair value require significant management judgment or estimation.

We identified fair value measurement of these investments as a critical audit matter because of the subjective process in determining significant inputs, assumptions and judgments used to estimate the fair value. This required a high degree of auditor judgment and an increased extent of effort, including obtaining audit evidence of the data source used to estimate fair value, understanding the assumptions applied and involving our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value measurement of the equity investments included the following, among others:

●	We obtained an understanding of management’s process, including the significant inputs and assumptions, and controls over the determination of fair value measurement for these investments and tested the effectiveness of the relevant controls.
●	With the assistance of our fair value specialists, we evaluated the appropriateness of management’s methodology, and significant inputs, assumptions and judgments used in applying the fair value measurement for these equity investments. The following procedures were undertaken: (i) agreeing information used in developing the significant assumptions to appropriate supporting documentation, (ii) evaluating the EBIT and EBITDA multiples, including testing the underlying source information and mathematical accuracy of the calculations, and comparing the multiples selected by management to its guideline companies and (iii) considering whether the assumptions, taken individually and as a whole, are realistic and consistent with the investee’s specific industry and the economic circumstances.
●	We performed retrospective reviews and evaluated contradictory evidence pertaining to the fair value measurement of these investments.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2021

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Company and our report dated April 30, 2021 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2021

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	4,387,345	5,005,211	767,082
Restricted cash	6,589	9,993	1,531
Short-term investments (including short-term investments measured at fair value of RMB642,759 and nil as of December 31, 2019 and 2020, respectively)	671,259	114,928	17,613
Accounts receivable, net of allowance for credit losses of nil and nil as of December 31, 2019 and 2020	219,566	434,458	66,584
Amounts due from related parties, net of allowance for credit losses of nil and RMB4,006 as of December 31, 2019 and 2020, respectively	548,704	520,178	79,721
Loan receivables, net of allowance for credit losses of RMB5,147 and RMB5,863 as of December 31, 2019 and 2020, respectively	654,060	418,947	64,206
Other current assets	243,701	199,447	30,567
Total current assets	6,731,224	6,703,162	1,027,304
Long-term investments (including long-term investments measured at fair value of RMB531,359 and RMB373,678, as of December 31, 2019 and 2020, respectively)	881,091	536,384	82,205
Investment in affiliates	1,272,261	1,264,685	193,821
Property and equipment, net	296,320	248,669	38,110
Operating lease right-of-use assets, net	352,186	274,154	42,016
Deferred tax assets	167,430	224,240	34,366
Other non-current assets	102,092	148,292	22,726
Total Assets	9,802,604	9,399,586	1,440,548
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	555,719	705,622	108,141
Income tax payable	126,743	140,777	21,575
Deferred revenues	100,693	71,613	10,975
Other current liabilities	721,898	432,650	66,306
Contingent liabilities	—	530,433	81,292
Total current liabilities	1,505,053	1,881,095	288,289
Deferred tax liabilities	56,401	45,881	7,032
Operating lease liabilities, non-current	362,757	194,384	29,791
Other non-current liabilities	3,433	855	131
Total Liabilities	1,927,644	2,122,215	325,243

Contingencies (Note 21)

Shareholders’ equity:
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 22,484,657 shares issued and outstanding as of December 31, 2019 and 22,773,542 shares issued and 22,229,340 shares outstanding as of December 31, 2020	75	76	12
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,315,000 shares issued and outstanding as of December 31, 2019 and 2020	28	28	4
Treasury stock (nil and 544,202 ordinary shares as of December 31, 2019 and 2020, respectively)	—	(290,913)	(44,584)
Additional paid-in capital	2,181,323	3,565,667	546,462
Retained earnings	4,734,992	3,989,767	611,459
Accumulated other comprehensive income (loss)	97,049	(79,114)	(12,125)
Total Noah Holdings Limited shareholders’ equity	7,013,467	7,185,511	1,101,228
Non-controlling interests	861,493	91,860	14,077
Total Shareholders’ Equity	7,874,960	7,277,371	1,115,305
Total Liabilities and Equity	9,802,604	9,399,586	1,440,548

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	733,009	690,860	679,014	104,063
Recurring service fees	593,856	524,692	700,157	107,304
Performance-based income	43,101	23,437	180,529	27,667
Other service fees	361,886	522,958	196,151	30,061
Total revenues from others	1,731,852	1,761,947	1,755,851	269,095
Revenues from funds Gopher manages
One-time commissions	294,984	240,808	129,823	19,896
Recurring service fees	1,182,693	1,320,773	1,230,042	188,512
Performance-based income	100,533	89,648	208,996	32,030
Total revenues from funds Gopher manages	1,578,210	1,651,229	1,568,861	240,438
Total revenues	3,310,062	3,413,176	3,324,712	509,533
Less:VAT related surcharges	(20,454)	(21,364)	(18,886)	(2,894)
Net revenues	3,289,608	3,391,812	3,305,826	506,639
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(633,599)	(625,044)	(613,999)	(94,099)
Performance-based compensation	(21,175)	(31,283)	(85,413)	(13,090)
Other compensations	(909,418)	(954,443)	(804,600)	(123,310)
Total compensation and benefits	(1,564,192)	(1,610,770)	(1,504,012)	(230,499)
Selling expenses	(412,720)	(331,346)	(271,692)	(41,639)
General and administrative expenses	(280,075)	(296,492)	(277,879)	(42,587)
Provision for credit losses	688	(130,723)	(8,083)	(1,239)
Other operating expenses	(169,368)	(196,793)	(99,040)	(15,179)
Government subsidies	62,583	89,278	113,356	17,373
Total operating cost and expenses	(2,363,084)	(2,476,846)	(2,047,350)	(313,770)
Income from operations	926,524	914,966	1,258,476	192,869
Other income (expenses):
Interest income	69,841	89,099	67,317	10,317
Interest expenses	(10,028)	(430)	—	—
Investment income (loss)	48,616	(28,620)	(86,369)	(13,237)
Settlement expenses	—	—	(1,828,907)	(280,292)
Other (expense) income	(23,356)	(7,040)	4,164	638
Total other income (expenses)	85,073	53,009	(1,843,795)	(282,574)
Income (loss) before taxes and income from equity in affiliates	1,011,597	967,975	(585,319)	(89,705)
Income tax expense	(222,320)	(220,025)	(258,460)	(39,611)
Income from equity in affiliates	14,469	115,809	100,257	15,365
Net income (loss)	803,746	863,759	(743,522)	(113,951)
Less: net (loss) income attributable to non-controlling interests	(7,551)	34,608	1,703	261
Net income (loss) attributable to Noah Holdings Limited shareholders	811,297	829,151	(745,225)	(114,212)
Net income (loss) per share:
Basic	27.70	27.12	(24.02)	(3.68)
Diluted	26.67	26.84	(24.02)	(3.68)
Weighted average number of shares used in computation:
Basic	29,288,401	30,580,181	31,020,439	31,020,439
Diluted	30,710,540	30,924,095	31,020,439	31,020,439

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(Amount in Thousands)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income (loss)	803,746	863,759	(743,522)	(113,951)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	75,752	61,601	(176,910)	(27,113)
Fair value fluctuation of available-for-sale investment, net of tax of nil (Note 5)	(349)	(797)	771	118
Fair value fluctuation of available-for-sale investment held by affiliates, net of tax of nil	(1,080)	—	—	—
Total other comprehensive income (loss), net of tax	74,323	60,804	(176,139)	(26,995)
Comprehensive income (loss)	878,069	924,563	(919,661)	(140,946)
Less: comprehensive (loss) income attributable to non-controlling interests	(7,638)	34,558	1,727	265
Comprehensive income (loss) attributable to Noah Holdings Limited shareholders	885,707	890,005	(921,388)	(141,211)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

										Total Noah
									Accumulated	Holdings
							Additional		Other	Limited		Total
	Class A		Class B				Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling	Shareholders’
	Ordinary Shares		Ordinary Shares		Treasury Stock		Capital	Earnings	(Loss) Income	Equity	Interests	Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	20,235,183	67	8,465,000	29	(140,479)	(40,267)	1,372,838	3,134,810	(38,217)	4,429,260	78,486	4,507,746
Net income	—	—	—	—	—	—	—	811,297	—	811,297	(7,551)	803,746
Share-based compensation	—	—	—	—	—	—	112,763	—	—	112,763	—	112,763
Vesting of restricted shares	133,010	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	201,630	1	—	—	—	—	45,895	—	—	45,896	—	45,896
Other comprehensive income (loss)—foreign currency translation adjustments	—	—	—	—	—	—	—	—	75,841	75,841	(89)	75,752
Other comprehensive loss—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(1,429)	(1,429)	—	(1,429)
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	—	—	63,929	63,929
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	290,663	290,663
Disposal of a subsidiary (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(87,761)	(87,761)
Conversion of convertible notes	1,170,430	4	—	—	—	—	364,068	—	—	364,072	—	364,072
Transfer of Class B shares to Class A shares	150,000	1	(150,000)	(1)	—	—	—	—	—	—	—	—
Balance at December 31, 2018	21,890,253	73	8,315,000	28	(140,479)	(40,267)	1,895,564	3,946,107	36,195	5,837,700	337,677	6,175,377
Net income	—	—	—	—	—	—	—	829,151	—	829,151	34,608	863,759
Share-based compensation	—	—	—	—	—	—	94,897	—	—	94,897	—	94,897
Vesting of restricted shares	124,592	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	152,410	1	—	—	—	—	31,685	—	—	31,686	—	31,686
Conversion of convertible notes	457,881	2	—	—	—	—	141,537	—	—	141,539	—	141,539
Other comprehensive income (loss)—foreign currency translation adjustments	—	—	—	—	—	—	—	—	61,651	61,651	(50)	61,601
Other comprehensive loss—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(797)	(797)	—	(797)
Non-controlling interest capital injection	—	—	—	—	—	—	17,640	—	—	17,640	500,973	518,613
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,001	1,001
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,988)	(6,988)
Disposal of a subsidiary (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(5,728)	(5,728)
Retirement of treasury stock	(140,479)	(1)	—	—	140,479	40,267	—	(40,266)	—	—	—	—
Balance at December 31, 2019	22,484,657	75	8,315,000	28	—	—	2,181,323	4,734,992	97,049	7,013,467	861,493	7,874,960
Net loss	—	—	—	—	—	—	—	(745,225)	—	(745,225)	1,703	(743,522)
Share-based compensation	—	—	—	—	—	—	59,789	—	—	59,789	—	59,789
Vesting of restricted shares	75,253	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	134,639	1	—	—	—	—	33,371	—	—	33,372	—	33,372
Restricted share units for settlement (Note 16)	78,993	—	—	—	—	—	1,290,811	—	—	1,290,811	—	1,290,811
Other comprehensive income (loss)—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(176,934)	(176,934)	24	(176,910)
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	771	771	—	771
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90,849)	(90,849)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,417	1,417
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(28,335)	(28,335)
Disposal of a subsidiary (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(649,220)	(649,220)
Repurchase of ordinary shares	—	—	—	—	(544,202)	(290,913)	—	—	—	(290,913)	—	(290,913)
Acquisition of non-controlling interests in subsidiaries	—	—	—	—	—	—	373	—	—	373	(4,373)	(4,000)
Balance at December 31, 2020	22,773,542	76	8,315,000	28	(544,202)	(290,913)	3,565,667	3,989,767	(79,114)	7,185,511	91,860	7,277,371

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	803,746	863,759	(743,522)	(113,951)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss from disposal of property and equipment	304	1,163	572	88
Depreciation expense	92,282	105,432	98,452	15,088
Non-cash lease expenses	—	85,420	84,748	12,988
Share-based compensation	112,763	94,897	59,789	9,163
Share-based settlement expense	—	—	1,290,811	197,825
Income from equity in affiliates, net of dividends	(14,469)	(39,964)	(60,397)	(9,256)
(Gain) loss from disposal of subsidiaries	(31,219)	(3,971)	1,879	288
(Reversal) provision for credit losses	(688)	130,723	8,083	1,239
Amortization of unearned lease income	(62,285)	(37,961)	(3,091)	(474)
Impairment of long-term investments	—	104,365	115,100	17,640
Changes in investment fair value in the consolidated funds	—	(35,847)	(11,383)	(1,745)
Fair value changes of equity investments measured by fair value	6,342	(15,092)	(6,458)	(990)
Changes in operating assets and liabilities:
Accounts receivable	(99,969)	47,755	(219,330)	(33,614)
Amounts due from related parties	(56,747)	12,851	14,990	2,297
Other current assets	18,512	69,992	(96,832)	(14,840)
Other non-current assets	(648)	(11,521)	(32,202)	(4,935)
Accrued payroll and welfare expenses	45,118	(114,487)	149,903	22,974
Income taxes payable	35,754	73,109	14,034	2,151
Deferred revenues	(58,330)	(42,231)	(29,080)	(4,457)
Other current liabilities	201,644	16,356	(361,210)	(55,357)
Other non-current liabilities	(77,942)	(32,285)	(2,578)	(395)
Amounts due to related parties	(134)	—	—	—
Contingent liabilities	—	—	530,433	81,292
Lease assets and liabilities	—	(84,068)	(22,463)	(3,443)
Deferred tax assets and liabilities	(40,730)	(62,364)	(67,330)	(10,319)
Acquisitions and sales of investment products	156,082	162,202	83,435	12,788
Net cash provided by operating activities	1,029,386	1,288,233	796,353	122,045
Cash flows from investing activities:
Purchases of property and equipment	(128,223)	(65,333)	(51,618)	(7,911)
Purchase of held-to-maturity investments	—	(74,500)	(225,000)	(34,483)
Proceeds from redemption of held-to-maturity investments	135,000	38,067	176,389	27,033
Purchases of available-for-sale investments	(43,904)	(16,056)	—	—
Proceeds from sale or redemption of available-for-sale investments	97,551	57,372	—	—
Purchase of other long-term investments	(197,233)	(33,460)	(6,454)	(989)
Proceeds from sale of other long-term investments	151,434	231,171	26,606	4,078
Purchase of investments held by consolidated funds	—	(1,575,592)	—	—
Proceeds from investments held by consolidated funds	—	1,228,732	72,608	11,128
Loans to related parties	—	(318,055)	(164,993)	(25,286)
Principal collection of loans to related parties	31,573	314,099	174,523	26,747
Loans disbursement to third parties	(13,590,068)	(7,086,712)	(417,934)	(64,051)
Principal collection of loans originated to third parties	13,707,549	6,993,745	639,551	98,015
Increase in investments in affiliates	(946,491)	(39,916)	(67,865)	(10,401)
Capital return from investments in affiliates	605,551	57,570	168,344	25,800
Proceeds from disposal of subsidiaries, net of cash deconsolidated	(25,232)	115,219	20,331	3,116
Acquisition, net of cash acquired	(193,184)	(8,363)	8,096	1,241
Purchase of loan receivables from factoring business	(34,904)	—	—	—
Collection of loan receivables from factoring business	34,904	—	—	—
Net cash (used in) provided by investing activities	(395,677)	(182,012)	352,584	54,037

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	45,896	31,686	33,372	5,114
Contribution from non-controlling interests	63,929	518,613	—	—
Distributions to non-controlling interests	—	(6,988)	(28,335)	(4,343)
Payments to acquire non-controlling interests in subsidiaries	—	—	(4,000)	(613)
Divestment of non-controlling interests	—	—	(90,849)	(13,923)
Payments related to transfer of rights to the loan receivables from factoring business	34,904	—	—	—
Proceeds related to transfer of rights to the loan receivables from factoring business	(34,904)	—	—	—
Payment for repurchase of ordinary shares	—	—	(281,610)	(43,158)
Net cash provided by (used in) financing activities	109,825	543,311	(371,422)	(56,923)
Effect of exchange rate changes	56,304	37,811	(148,745)	(22,796)
Net increases in cash, cash equivalents and restricted cash	799,838	1,687,343	628,770	96,363
Cash, cash equivalents and restricted cash—beginning of the year	1,906,753	2,706,591	4,393,934	673,400
Cash, cash equivalents and restricted cash—end of the year	2,706,591	4,393,934	5,022,704	769,763
Supplemental disclosure of cash flow information:
Cash paid for income taxes	211,503	209,975	310,586	47,599
Cash paid for interest expenses	13,022	430	—	—
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	9,572	1,311	1,662	255
Conversion of convertible notes	342,969	145,004	—	—
Consideration payable of repurchase of ordinary shares	—	—	9,303	1,426
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	127,687	64,275	9,851
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	2,704,091	4,387,345	5,005,211	767,082
Restricted cash	2,500	6,589	9,993	1,531
Restricted cash – non-current included in other non-current assets	—	—	7,500	1,150
Total cash, cash equivalents and restricted cash	2,706,591	4,393,934	5,022,704	769,763

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2019 and 2020

(In Thousands Renminbi, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth ("HNW") investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

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

Consolidation through contractual arrangements

The Company had been engaged in the fund distribution business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd (“Noah Group”), its PRC VIE, Noah Investment, and Noah Investment’s shareholders (“Registered Shareholders”). The Group relies on the contractual agreements with Noah Investment and the Registered Shareholders for a portion of its operations in the PRC, including the Group’s asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Noah Group, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from Noah Investment shareholders’ equity interests in it. These contractual arrangements include:

(i)Exclusive Option Agreement

Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the “Exclusive Option Agreement”), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the higher of the minimum amount required by PRC law or an amount determined by Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent.

(ii)Exclusive Support Service Agreement

Pursuant to an exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007 (the “Exclusive Support Service Agreement”), Noah Investment has engaged Noah Group as its exclusive technical and operational consultant to support Noah Investment’s operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees (the “License Fee”) at the rates set by the board of Noah Group.

(iii)Share Pledge Agreement

Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007 (the “Share Pledge Agreement”), the Registered Shareholders pledged all of their equity interests in Noah Investment (the “Pledge Equity Interests”) to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement and Noah Investment’s obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The share pledges under the Share Pledge Agreement have been registered with competent branches of State Administration for Market Regulation of the PRC.

(iv)Powers of Attorney

Each of the Registered Shareholders executed a power of attorney in September 2007 (the “Powers of Attorney”), respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as the registered shareholder of Noah Investment, including the right to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.

The term of the agreements under the contractual arrangements is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by each party thereunder.

The contractual arrangements provide the Company effective control over Noah Investment and its subsidiaries, while the Share Pledge Agreement secure the equity owners’ obligations under the relevant agreements. Because the Company, through Noah Group, has (i) the power to direct the activities of Noah Investment that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from Noah Investment, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is separately accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement).

The Company believes that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from Noah Investment on the Company are enforceable under the relevant laws.

However, the aforementioned contractual arrangements with Noah Investment and the Registered Shareholders are subject to risks and uncertainties, including:

●	Noah Investment and the Registered Shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.
●	Noah Investment and the Registered Shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on Noah Investment or the Group, mandate a change in ownership structure or operations for Noah Investment or the Group, restrict Noah Investment or the Group’s use of financing sources or otherwise restrict Noah Investment or the Group’s ability to conduct business.
●	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Share Pledge Agreement have been registered by the Registered Shareholders with the relevant office of the administration of industry and commerce, however, Noah Investment or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.
●	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or Noah Investment have failed to comply with the legal obligations required to effectuate such contractual arrangements.
●	Under the current contractual arrangements, as a legal matter, if Noah Investment or the Registered Shareholders fail to perform their respective obligations under these contractual arrangements, the Group may have to incur substantial costs and expend additional resources to enforce such arrangements.

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. As a result, such limited partnerships are deemed as VIEs not consolidated by the Group due to the fact that the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

In the second quarter of 2018, other third party investors subscribed equity interest of an investment fund consolidated by the Group, the Group's subscription percentage was diluted to a lower range such that the Group was no longer deemed as the primary beneficiary of and deconsolidated the fund. As of the date of deconsolidation, the Group's total assets and non-controlling interests were reduced by RMB87.8 million. In 2018, the Group also invested in another two investment funds which it served as general partner and it was deemed to have a controlling financial interest in both investment funds as of December 31, 2018, as a result, the Group's total assets, total liabilities and non-controlling interests were increased by RMB514.3 million (excluding the decrease in cash and cash equivalents of RMB193.2 million due to acquisition, net of cash acquired), RMB30.4 million and RMB290.7 million, respectively.

During the year ended December 31, 2020, the Group determined that it was no longer the primary beneficiary and deconsolidated an investment fund (consolidated in 2018) as a result of the withdrawal of partial investment by the Group. As of the date of deconsolidation, the Group's total assets, total liabilities and non-controlling interests were reduced by RMB757.8 million, RMB108.6 million and RMB649.2 million, respectively.

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2018, 2019 and 2020, other than the transactions described herein, the impact of which was immaterial.

The Group also manages the contractual funds which it manages as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds which are believed to be VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Cash and cash equivalents	892,944	839,534	128,664
Restricted cash	2,509	3,585	549
Short-term investments	652,759	75,000	11,494
Accounts receivable, net	22,253	133,956	20,530
Amounts due from related parties, net	338,655	350,879	53,775
Loans receivables, net	102,829	104,673	16,042
Other current assets	23,048	31,613	4,844
Long-term investments	496,095	280,624	43,008
Investment in affiliates	843,866	740,452	113,479
Property and equipment, net	17,922	18,134	2,779
Operating lease right-of-use assets, net	19,059	19,010	2,913
Deferred tax assets	42,918	41,149	6,306
Other non-current assets	17,902	14,519	2,226
Total assets	3,472,759	2,653,128	406,609
Accrued payroll and welfare expenses	102,211	166,411	25,504
Income tax payable	63,333	99,889	15,309
Amounts due to the Group’s subsidiaries	583,347	143,454	21,985
Deferred revenue	24,363	8,016	1,229
Other current liabilities	159,193	171,753	26,322
Deferred tax liabilities	13,637	3,070	470
Operating lease liabilities, non-current	18,902	20,123	3,084
Total liabilities	964,986	612,716	93,903

	Years Ended December 31,
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue:
Revenues from others
One-time commissions	13,146	71,528	161,272	24,716
Recurring service fees	16,884	3,032	—	—
Performance-based income	531	—	—	—
Other service fees	91,538	124,837	84,752	12,988
Total revenues from others	122,099	199,397	246,024	37,704
Revenues from funds Gopher manages
One-time commissions	2,085	3,660	36,290	5,562
Recurring service fees	501,873	615,999	569,154	87,227
Performance-based income	92,127	53,010	133,276	20,425
Total revenues from funds Gopher manages	596,085	672,669	738,720	113,214
Total revenues	718,184	872,066	984,744	150,918
Less: VAT related surcharges	(3,715)	(4,916)	(6,155)	(943)
Net revenues	714,469	867,150	978,589	149,975
Total operating cost and expenses	(372,870)	(565,203)	(524,913)	(80,446)
Total other income	73,119	51,370	68,444	10,489
Net income	316,951	289,514	393,299	60,275
Net income attributable to Noah Holdings Limited shareholders	306,912	278,827	393,508	60,307
Cash flows provided by (used in) operating activities*	429,008	761,312	(409,359)	(62,737)
Cash flows (used in) provided by investing activities	(379,327)	(345,092)	357,026	54,717
Cash flows provided by financing activities	14,210	20,670	—	—
*	Cash flows provided by operating activities in 2018, 2019 and 2020 include amounts due to the Group’s subsidiaries of RMB606,440, RMB583,347 and RMB143,454 (US$21,985).

The VIEs contributed an aggregate of 21.7%, 25.6% and 29.6% of the consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively and an aggregate 39.4% and 33.5% of the consolidated net income for the years ended December 31, 2018 and 2019, respectively . For the year ended December 31, 2020, and the net income of the VIEs contributed an aggregate 36.2% of the consolidated net income excluding the settlement expenses. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 35.4% and 28.2%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries, except for the cash held by the consolidated funds of which cash could only be used by the consolidated funds. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets.

As of December 31, 2019 and 2020, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2019 and 2020, respectively.

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties	88,415	47,024	7,207
Investments	471,602	599,328	91,851
Maximum exposure to loss in non-consolidated VIEs	560,017	646,352	99,058

The Group has not provided other form of financial support to these non-consolidated VIEs during the years ended December 31, 2019 and 2020, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2019 and 2020.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, impairment of long-term investments and the determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables, investments and receivables from financing lease service. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for 2% of total assets as of December 31, 2019, and 2020. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

The credit risk of receivables from financial leasing service is principally concentrated in a customer, from which the Group requires guarantee deposits. During the Track Record Period, no credit loss occurred.

There were no investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2018, 2019 and 2020.

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

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager. For funds that the Group is not deemed the primary beneficiary of these funds, the equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company under ASC 946 and are required to report their investment assets at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ operating result.

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

As a practical expedient, the Group uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of certain investments. NAV is primarily determined based on information provided by external fund administrators. The Group’s investments valued at NAV as a practical expedient are certain private equity funds.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, money market funds and mutual funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

As of December 31, 2019 and 2020, cash and cash equivalents of RMB54,741 and RMB8,335, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

(h) Restricted Cash

The Group’s restricted cash primarily represents cash legally set aside for a specified purpose and cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in the PRC. Such cash cannot be withdrawn without the written approval of the China Insurance Regulatory Commission.

(i) Investments

The Group invests in debt securities and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity.

The Group’s investments in debt securities include marketable bond fund securities, trust products, asset management plans, contractual funds and real estate funds those have a stated maturity and normally pay a prospective fixed rate of return and secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

The Group records equity investments that are not subject to equity method of accounting at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes . The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable.

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

Before the adoption of ASC 326, the Group reviewed its investments in debt except for those classified as trading securities for other-than-temporary impairment based on the specific identification method and considered available quantitative and qualitative evidence in evaluating potential impairment. The Group recognizes other-than-temporary impairment in earnings if it had the intent to sell the debt security or if it was more-likely-than-not that it would be required to sell the debt security before recovery of its amortized cost basis. For a debt security that the Company did not intend to sell nor was it more likely than not that the Company would be required to sell before recovery of its amortized cost, only the credit loss component was recognized in earnings and the cost basis of the security is written down accordingly. After the adoption of ASC 326 on January 1, 2020, the Group applies the current expected credit loss (“CECL”) model to held-to-maturity investments and the changes to the impairment model for available-for-sale investments on a modified retrospective basis (other than the investments that were other-than-temporarily impaired prior to the adoption, to which the adoption was on a prospective basis). After considering various factors, including historical experience, credit quality and other factors that may affect the Group's ability to collect the investments, the Group determined there was no cumulative effect from the adoption of ASC 326 as of January 1, 2020. For held-to-maturity investments, the Group evaluates credit loss upon acquisition at the pool level based on available information relevant to assessing the collectibility of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. For available-for-sale investments, the impairment model is generally consistent with the existing GAAP except that the credit loss is recorded through an allowance approach as opposed to a permanent write-down of cost basis.

(j) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet, earnings and other comprehensive income are attributed to controlling and non-controlling interests. The non-controlling interest was RMB861,493 and RMB91,860, respectively as of December 31, 2019 and 2020. The net loss attributable to non-controlling interests was RMB7,551 for the year ended December 31, 2018, and net income attributable to non-controlling interests were RMB34,608 and RMB1,703 for the years ended December 31, 2019 and 2020, respectively.

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income (loss) attributable to Noah Holdings Limited shareholders	811,297	829,151	(745,225)	(114,212)
Transfers from the non-controlling interests:
Increase in Noah’s equity by acquiring equity interests from non-controlling interests	—	—	373	57
Increase in Noah’s capital from contribution of non-controlling interests	—	17,640	—	—
Net transfers from non-controlling interests	—	17,640	373	57
Change from net income (loss) attributable to Noah and transfers from non-controlling interests	811,297	846,791	(744,852)	(114,155)

(k) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3 - 5 years
Motor vehicles	5 years
Software	2 - 5 years
Buildings	30 years

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

The following table summarizes the Group’s main revenues streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Consideration
One-time commissions - Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions - Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and Variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed
Investor education services	Point in time	Typically paid at the beginning of each course	Fixed

Disaggregation of revenue

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31, 2018
	(Amount in Thousands)
	Wealth Management	Assets Management	Lending and other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	1,024,323	3,670	—	1,027,993
Recurring service fees	1,136,010	640,539	—	1,776,549
Performance-based income	44,309	99,325	—	143,634
Other service fees	113,570	8,225	240,091	361,886
Lending services	—	—	209,804	209,804
Investor education services	36,555	—	—	36,555
Other services(1)	77,015	8,225	30,287	115,527
Total revenues	2,318,212	751,759	240,091	3,310,062

	Year Ended December 31, 2019
	(Amount in Thousands)
	Wealth Management	Assets Management	Lending and other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	928,061	3,607	—	931,668
Recurring service fees	1,155,450	690,015	—	1,845,465
Performance-based income	23,430	89,655	—	113,085
Other service fees	222,912	4,274	295,772	522,958
Lending services	91,164	—	285,473	376,637
Investor education services	26,353	—	—	26,353
Other services(1)	105,395	4,274	10,299	119,968
Total revenues	2,329,853	787,551	295,772	3,413,176

	Year Ended December 31, 2020
	(Amount in Thousands)
	Wealth Management	Assets Management	Lending and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	766,246	42,591	—	808,837
Recurring service fees	1,284,447	645,752	—	1,930,199
Performance-based income	205,305	184,220	—	389,525
Other service fees	123,458	7,451	65,242	196,151
Lending services	13,530	—	65,242	78,772
Investor education services	9,353	—	—	9,353
Other services(1)	100,575	7,451	—	108,026
Total revenues	2,379,456	880,014	65,242	3,324,712
(1)	The Group also provides other services including financial leasing, family trust and other services.

For the Group's revenues generated by the different geographic location, please see note 19 segment information.

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns a one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the “establishment of an investment product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore one-time commissions is recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products’ life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group also earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective.

Recurring service fees

The Group also provides investment management services to investment funds and other vehicles in exchange for recurring service fees. Recurring service fees are determined based on the types of investment products the Group distributes and/or manages and are calculated as either (i) a percentage of the total capital commitments of investments made by the investors or (ii) as a percentage of the fair value of the total investment in the investment products, calculated daily. These customer contracts require the Group to provide investment management services, which represents a performance obligation that the Group satisfies over time. After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, for either method of calculating recurring service fees, revenue is calculated on a daily basis over the contract term. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of recurring service fees are normally on a regular basis (typically quarterly or annually) and are not subject to clawback once determined.

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

The Group also provides investor education services, offering various types of training programs to HNW individuals and their families. Such programs normally last several days. The service fees charged to the attendees are not refundable. The revenues are recognized at point in time when the service is completed considering the programs normally last only for a few days.

Transaction price allocation

For certain contracts that the Group provides both fund raising and investment management services involving two separate performance obligations which belong to two major streams (i.e., one time and recurring services), the Group allocates transaction price between these two performance obligations at the relative stand-alone selling price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. As the service fee rate for each service contained in the contract is typically negotiated separately, the Group determines that those fee rates are generally consistent with SSP, and can be deemed as the transaction price allocated to each performance obligation.

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of December 31, 2019 and 2020 were substantially within one year.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2018, 2019 and 2020 that was included in deferred revenue balance at the beginning of the year was RMB177.4 million, RMB133.5 million and RMB91.7 million, respectively.

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

(m) VAT Related Surcharges

The Group is subject to Value-added Tax (“VAT”) and its related education surtax, urban maintenance and construction tax, on the services provided in the PRC. VAT and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction. The applicable VAT rates include 3%, 6%, 11%, and 17%. From May 1, 2018, the VAT rate of 11% and 17% declined to 10% and 16%, and further reduced to 9% and 13% respectively from April 1, 2019. The applicable VAT rate for the Group’s PRC entities is mainly 6%. The Group records such VAT related surcharges on a net basis as a reduction of revenues.

(n) Compensation and benefits

Compensation and benefits mainly include salaries and commissions for relationship managers, share-based compensation expenses, bonus related to performance based income, salaries and bonuses for middle office and back office employees and social welfare benefits.

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

(p) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The fair value of non-vested restricted shares is computed based on the fair value of the Group's ordinary shares on grant date. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on the fluctuation of the historical share price. Amortization of share-based compensation is presented in the consolidated statements of operations as compensationand benefits.

(q) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB62,583, RMB89,278 and RMB113,356 for the years ended December 31, 2018, 2019 and 2020, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(r) Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible notes and ordinary shares issuable upon the exercise of stock options and vest of non-vested restricted shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

(s) Leases

The Group as a lessee

In the first quarter of 2019, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Group adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. The Group also elected the package of practical expedients, which among other things, does not require reassessment of lease classification. Upon adoption, the Group recorded ROU assets of RMB309.9 million and lease liabilities of RMB330.8 million, resulting in no cumulative-effect adjustment to retained earnings as of January 1, 2019.

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet and operating lease liabilities - short-term are recorded within other current liabilities. Operating lease assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rates as of the commencement date in determining the present value of lease payments. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term.

The Group as a lessor

The Group enters into operating lease agreements for vehicles where the Group acts as the lessor, the Group keeps the underlying assets on the consolidated balance sheet and continues to depreciate the assets over its useful life. The lease income is recognized in “Net revenue - revenue from others - other service fees” on a straight-line basis over the lease term.

The Group also enters into sale and leaseback agreements as a buyer-lessor with a third party (seller-lessee) for motor vehicles. The seller-lessee has repurchase obligations to acquire these motor vehicles at the end of the lease terms, consequently under ASC 842 the transfers of the vehicles are determined to be failed sales and are treated as financing agreements. The Group records financing receivables from these transactions in other current assets and other non-current assets according to the remaining contract period. The difference between the gross investment in the lease and the present value of lease receivables is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease. Such income is included in “Net revenue - revenue from others - other service fees”.

(t) Foreign Currency Translation

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar or US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.5250 on December 31, 2020, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(u) Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) included net income (loss), foreign currency translation adjustments, change in fair value of available-for-sale investments and available-for-sale investments held by affiliates.

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

(w) Allowance for credit losses

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including loans receivables, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments (see Note 2(i)). CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group’s consolidated statements of operations. The cumulative effect adjustment from adoption was immaterial to the Group’s consolidated financial statements. The Group continues to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

Allowance for loan losses. The Group calculates the allowance for CECL on loan receivables by using a loss-rate approach whereby the loss-rate is determined based on the expectation of future economic conditions, historical collection experience and the possibility of default. Such assumption also includes an estimate for uncollectible principal as well as unpaid interest and fees. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The allowance is maintained through an adjustment to the provision for loan loss and is evaluated for appropriateness. The changes of allowances for loan losses are detailed in Note 11.

Allowance for accounts receivable and other financial assets. The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group’s specific facts and circumstances.

The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable. No provision was provided for such assets for the year ended December 31, 2020.

The following table summarizes the changes of allowances for each category of affected assets:

	(Amounts in thousands)
	Amounts due	Accounts	Loan receivables	Other financial
	from related parties	receivable	from factoring business	receivables
	RMB	RMB	RMB	RMB
Balance at beginning of 2019	—	—	—	—
Provisions	14,602	11,858	82,000	16,912
Write off	(14,602)	(11,858)	(82,000)	(16,912)
Balance at end of 2019	—	—	—	—
Provisions	4,006	29	—	—
Write off	—	(29)	—	—
Balance at end of 2020	4,006	—	—	—

As of December 31, 2018, no allowance of doubtful accounts was provided. During the year ended December 31, 2019, the Group made a full impairment provision of RMB82 million for loan receivables from factoring business and RMB12.8 million for amount due from related parties due to the Camsing Incident (as defined in Note 16).

(x) Financial Instruments Indexed to and Potentially Settled in the Company’s Stock

The Group evaluates all financial instruments issued in connection with its equity offerings when determining the proper accounting treatment for such instruments. The Group considers a number of generally accepted accounting principles under U.S. GAAP to determine such treatment and evaluates the features of the instrument to determine the appropriate accounting treatment. For equity-linked financial instruments indexed to and potentially settled in the Company’s common stock that are determined to be classified as equity on the consolidated balance sheets, they are initially measured at their fair value and recognized as part of equity.

(y) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 21, "Contingencies," for further information.

(z) Accounting Standards Issued But Not Yet Implemented

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The Group will adopt the new standard effective January 1, 2021 and does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This guidance will be effective for the Group in the first quarter of 2022 on a full or modified retrospective basis, with early adoption permitted. The Group does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3. Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders:

	Years Ended December 31,
	(Amount in Thousands, Except Share and Per Share Data)
	2018	2019	2020
	Class A and Class B	Class A and Class B	Class A and Class B
Net income (loss) attributable to Class A and Class B ordinary shareholders—basic	811,297	829,151	(745,225)
Plus: interest expense for convertible notes	7,707	679	—
Net income (loss) attributable to Class A and Class B ordinary shareholders—diluted	819,004	829,830	(745,225)
Weighted average number of Class A and Class B ordinary shares outstanding—basic	29,288,401	30,580,181	31,020,439
Plus: share options	347,703	244,806	—
Plus: non-vested restricted shares	26,308	36,385	—
Plus: shares outstanding for convertible notes	1,048,128	62,723	—
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	30,710,540	30,924,095	31,020,439
Basic net income (loss) per share	27.70	27.12	(24.02)
Diluted net income (loss) per share	26.67	26.84	(24.02)

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

Share issuable to the investors of Camsing Incident (as defined in Note 16) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied as of December 31, 2020.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2018	2019	2020
Share options	168,203	72,929	224,528
Non-vested restricted shares under share incentive plan	150,897	91,550	103,373
Total	319,100	164,479	327,901

4. Other Current Assets

Components of other current assets are as follows:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Receivables from financial leasing service	64,686	1,030	158
Advance to vendors	11,051	16,632	2,549
Deposits for lending service	670	2,166	332
Receivables from equity transfer	42,985	20,843	3,194
VAT receivable	71,337	76,186	11,676
Others	52,972	82,590	12,658
Total	243,701	199,447	30,567

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Short-term investments
- Held-to-maturity investments
- Fixed income products	28,500	114,928	17,613
Total held-to-maturity investments	28,500	114,928	17,613
Total investments held by consolidated investment funds	642,759	—	—
Total short-term investments	671,259	114,928	17,613
Long-term investments
- Held-to-maturity investments
- Fixed income products	36,816	—	—
Total held-to-maturity investments	36,816	—	—
- Available-for-sale investments
- Fixed income products	15,081	14,135	2,166
Total available-for-sale investments	15,081	14,135	2,166
- Other long-term investments
- Investments measured at fair value	255,967	285,045	43,685
- Investments measured at cost less impairment
- Private equity funds products	105,614	100,295	15,371
- Other investments measured at cost less impairment	207,302	62,411	9,565
Total other long-term investments	568,883	447,751	68,621
Total investments held by consolidated investment funds	260,311	74,498	11,418
Total long-term investments	881,091	536,384	82,205
Total investments	1,552,350	651,312	99,818

Held-to-maturity investments consist of investments in fixed income products managed by the Group that have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB19,740, RMB5,711 and RMB10,331 for the years ended December 31, 2018, 2019 and 2020, respectively. The gross unrecognized holding gain was RMB4,565 and RMB5,087 as of December 31, 2019 and 2020, respectivley. Due to the credit deterioration of certain held-to-maturity investments, an other-than-temporary impairment loss of RMB104,365 was recognized and recorded in investment income (loss) for the year ended December 31, 2019. No impairment loss was recognized for the year ended December 31, 2018, and no credit loss related to held-to-maturity investments was recognized for the year ended December 31, 2020.

Available-for-sale investments consist of investments in fixed income products managed by the Group that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. Of the long-term available-for-sale investments as of December 31, 2020, RMB14,135 will mature in 2022. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2018, 2019 and 2020 was RMB9,314, RMB4,306 and RMB(4) respectively, recorded in the other comprehensive income (loss), of which RMB9,663, RMB5,103 and RMB(775) was realized and reclassified from other comprehensive income (loss) to investment income (loss) in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020. The amortized cost of the available-for-sale investments as of December 31, 2019 and 2020 was RMB15,081 and RMB14,135, respectively. No other-than-temporary impairment for available-for-sale investments was recognized for the years ended December 31, 2018 and 2019, respectively, and no credit loss was recognized for the year ended December 31, 2020.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of nil, nil and RMB115,100 in investment income (loss) for the years ended December 31, 2018, 2019 and 2020, respectively. The impairment in 2020 was due to the deteriorating operation of a single investment and measured as the difference between the investment's carrying amount and fair value estimated based on a quotation offered from an unrelated third party accepted by the Group.

6. Fair Value Measurement

As of December 31, 2019 and 2020, information about (i) inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2019	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Investments held by consolidated investment funds	642,759	—	642,759	—	—
Long-term investments
Available-for-sale investments	15,081	—	15,081	—	—
Investments held by consolidated investment fund	260,311	—	260,311	—	—
Other long-term investments measured at fair value	255,967	7,968	—	219,679	28,320

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2020	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investments
Available-for-sale investments	14,135	—	14,135	—	—
Investments held by consolidated investment fund	74,498	—	74,498	—	—
Other long-term investments measured at fair value	285,045	6,196	40,141	216,221	22,487

The fair value of available-for-sale investments is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

As of December 31, 2019 and 2020, the Group has several consolidated investment funds whose underlying investments are either bonds or asset management plans. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Other long-term investments measured at fair value are (i) equity investments in listed companies whose fair value can be obtained through active markets which is classified within Level 1 measurement, (ii) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (iii) private equity funds measured at NAV.

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

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2020, presented as follows:

RMB
(Amount in Thousands)
Level 3 investments as of January 1, 2020	219,679
Disposal of portfolio investments	(3,523)
Changes in fair value included in investment income (loss)	2,300
Foreign currency translation adjustments	(2,235)
Level 3 investments as of December 31, 2020	216,221
Changes in net unrealized gains included in investment income (loss) related to Level 3 investments still held as of December 31, 2020	2,765

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the consolidated statements of operations.

Fair value measurement on a non-recurring basis for the year ended December 31, 2020 included that used in impairment of investments measured at cost less impairment (see Note 5) which was classified as a level 3 fair value measurement and the impairment of investments in affiliates (see Note 7) which were classified as level 2 or level 3 fair value measurement.

Fair value measurement on a non-recurring basis for the year ended December 31, 2019 included that used in impairment of held-to-maturity investment (see Note 5) which was classified as a level 3 fair value measurement.

The Group also has financial instruments that are not reported at fair value on the consolidated balance sheets but whose fair value is practicable to estimate, which include cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, short-term held-to-maturity investments, loan receivables, other receivables and payables. The carrying amount of these short-term financial instruments approximates their fair value due to the short-term nature.

As of December 31, 2019, information about inputs into the fair value measurements of the Group’s long-term financial instruments that are not reported at fair value on balance sheet is as following:

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

The fair value of long-term investments in fixed income products is estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement. As of December 31, 2020, the Group did not have long-term held-to-maturity investments.

On January 1, 2018, the Group adopted ASU 2016-01, Financial Instruments, and started to measure long-term equity investments, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value that the Group cannot estimate fair value without undue cost, the Group elected to record those investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, which are generally not categorized in the fair value hierarchy. As of December 31, 2019 and 2020, the carrying value of equity investments without readily determinable fair value was RMB312,916 and RMB162,706, respectively.

7. Investments in Affiliates

The following table summarizes the Group’s balances of investments in affiliates:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Kunshan Jingzhao	8,069	8,797	1,348
Wanjia Win-Win	93,907	96,629	14,809
Wuhu Hongxing	9,648	—	—
Others	9,516	5,967	914
Funds that the Group serves as general partner	1,151,121	1,153,292	176,750
-Gopher Transform Private Fund	142,739	108,582	16,641
-Real estate funds and real estate funds of funds	50,321	43,686	6,695
-Private equity funds of funds	946,242	988,069	151,428
-Others	11,819	12,955	1,986
Total investments in affiliates	1,272,261	1,264,685	193,821

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, Gopher Asset Management injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

In April 2016, the Group injected RMB9.8 million into Wuhu Hongxing Meikailong Equity Investment Management Co., Ltd (“Wuhu Hongxing”), a newly setup joint venture, for 50% of equity interest. Wuhu Hongixng principally engages in equity investment, asset management and investment consulting related to commercial properties. In the fourth quarter of 2020, the entire 50% of equity interest was disposed to an independent third party for cash consideration of RMB9.8 million. The receivable of equity interest disposal was recorded in other current assets with amount of RMB9.8 million as of December 31, 2020 and was collected in January 2021.

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher, the fund are not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%. For the year ended December 31, 2020, the Group accepted quotation of Gopher Transformation Private Fund from an independent third party and recognized an impairment loss of RMB28,156 based on the difference between the carrying amount and the quotation.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other fixed income funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling nil, nil and RMB38,214 related to investments in affiliates for the years ended December 31, 2018, 2019 and 2020, respectively, which are recorded in income from equity in affiliates in the consolidated statements of operations. In addition to the impairment loss recognized for Gopher Transformation Private Fund in the year 2020, the Group fully impaired an affiliate company, which principally conducted overseas education business, with amount of RMB1,831, due to continued operating loss as well as the impact of COVID-19. The Group also recognized an impairment loss of RMB8,227 for a private equity fund of fund due to the deteriorating operation of certain underlying portfolio of this fund caused by COVID-19.

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group’s equity method investments assuming 100% ownership as of December 31, 2019 and 2020:

	As of December 31
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Balance sheet data:
Current assets	3,727,537	3,586,516	549,658
Non-current assets	32,074,801	33,138,315	5,078,669
Current liabilities	990,696	1,439,746	220,651
Non-current liabilities	1,668,928	—	—

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2018, 2019 and 2020:

	Years Ended December 31,
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating data:
Revenue	707,501	2,177,056	670,878	102,817
Income from operations	131,969	470,278	72,683	11,139
Net realized and unrealized gains from investments	319,127	632,934	3,582,239	549,002
Net income	537,705	1,109,261	3,654,922	560,141

8. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Leasehold improvements	175,579	171,621	26,302
Furniture, fixtures and equipment	133,217	123,779	18,970
Motor vehicles	122,474	103,342	15,838
Software	124,754	145,375	22,280
Buildings	55,154	55,154	8,453
	611,178	599,271	91,843
Accumulated depreciation	(332,610)	(371,696)	(56,965)
	278,568	227,575	34,878
Construction in progress	17,752	21,094	3,232
Property and equipment, net	296,320	248,669	38,110

Depreciation expense was RMB92,282, RMB105,432 and RMB98,452 for the years ended December 31, 2018, 2019 and 2020, respectively.

9. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Accrued expenses	143,042	142,315	21,811
Advance from customers	33,507	32,483	4,978
Deposits from lending and other business	42,265	5,955	913
Other payables	96,141	70,850	10,858
Payable to individual investors of lending and other business	50,793	24,062	3,688
Payable for purchases of property and equipment	1,311	1,662	255
Other tax payable	28,452	68,557	10,507
Operating lease liability - current	11,674	86,472	13,252
Payable to individual for trust service	314,713	294	44
Total	721,898	432,650	66,306

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Deposits from lending and other businesses mainly consists of the security deposits from individual borrowers for their loans.

Payable to individual investors of lending and other businesses consists of interests and principal payable to individual investors who purchased other investment products distributed by the Group.

Payable to individual for trust service consists of the proceeds of stock sold on behalf of individual trust clients and would be remitted to such clients in a short period of time.

10. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises ("FIE") are subject to a uniform tax rate of 25%.

Income (loss) before income taxes consists of:

	Years Ended December 31,
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$

Mainland China	671,274	400,776	846,584	129,744
Hong Kong	408,240	379,896	345,758	52,990
Cayman Islands	(28,664)	100,232	(1,811,849)	(277,678)
Others	(39,253)	87,071	34,188	5,239
Total	1,011,597	967,975	(585,319)	(89,705)

The tax expense (benefit) comprises:

	Years Ended December 31,
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current Tax	246,079	282,422	324,620	49,750
Deferred Tax	(23,759)	(62,397)	(66,160)	(10,139)
Total	222,320	220,025	258,460	39,611

Reconciliation between the statutory tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2018	2019	2020
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.38%	0.04%	(0.33)%
Effect of non-deductible settlement expenses	—	—	(78.12)%
Effect of tax-free investment income	(0.49)%	(1.37)%	1.47%
Effect of different tax rate of subsidiary in other jurisdiction	(2.54)%	(5.13)%	6.44%
Effect of deferred tax asset allowance	1.57%	5.85%	(4.13)%
Effect of tax holidays	(1.00)%	(2.60)%	2.01%
Effect of income from equity in Fund of Fund	0.49%	1.27%	0.16%
Effect of true-ups	(1.51)%	(0.47)%	3.28%
Effect of others	0.10%	0.14%	0.06%
	22.00%	22.73%	(44.16)%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31,
	(Amount in Thousands Except Shares Data)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Aggregate	10,106	25,146	11,753	1,802
Per share effect-basic	0.35	0.82	0.38	0.06
Per share effect-diluted	0.33	0.81	0.38	0.06

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	3,240	2,040	313
Tax loss carry forward	215,423	222,615	34,117
Unrealized other loss	1,226	5,150	789
Provision for impairment of investments	—	39,389	6,037
Provision for allowance of credit losses	—	15,412	2,362
Others	4,194	262	40
Gross deferred tax assets	224,083	284,868	43,658
Valuation allowance	(56,653)	(60,628)	(9,292)
Net deferred tax assets	167,430	224,240	34,366
Deferred tax liabilities:
Unrealized investment income	56,401	45,881	7,032
Net deferred tax liabilities (after offsetting)	56,401	45,881	7,032

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2020, operating loss carry forward amounted to RMB890,458 for the PRC and Hong Kong income tax purpose. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carry forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2021 to 2026.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(Amount in Thousands)
Balance at beginning of the year	9,183	15,651	56,653
Provided	15,651	56,653	24,196
Write off	(9,183)	(15,651)	(20,221)
Balance at end of the year	15,651	56,653	60,628

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB4.0 billion as of December 31, 2020. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no provision for PRC dividend withholding tax was accrued. Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB1.9 billion as of December 31, 2020. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2018, 2019 and 2020. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11. Loans Receivable, Net

Loans receivable as of December 31, 2019 and 2020 consist of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Loans receivable:
-Within credit term	554,178	261,434	40,067
-Past due	105,029	163,376	25,038
Total loans receivable	659,207	424,810	65,105
Allowance for credit losses	(5,147)	(5,863)	(899)
Loans receivable, net	654,060	418,947	64,206

The loan interest rates range between 4% and 18% for the years ended December 31, 2020. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB56,430 were recorded in other non-current assets as of December 31, 2020. RMB508.6 million and RMB370.4 million of the balance is secured by collateral as of December 31, 2019 and 2020, respectively. The Group also purchased past due loans from third parties with the amount of RMB206.3 million and RMB103.7 million for the years ended December 31, 2019 and 2020, respectively. The purchased past due loans of RMB100.7 million and RMB96.4 million were collected or transferred to other investors, for the years ended December 31, 2019 and 2020, respectively. The Group determined the credit deterioration of purchased past due loans has not been more than insignificant since origination.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2019 and 2020.

	(Amount in Thousands)
	RMB	US$
Loans receivable—January 1, 2019	2,556	392
Provisions	7,907	1,212
Reversal of allowance provided	(2,556)	(392)
Write off	(2,760)	(423)
Loans receivable—December 31, 2019	5,147	789
Provisions	9,195	1,409
Reversal of allowance provided	(5,147)	(789)
Write off	(3,332)	(510)
Loans receivable—December 31, 2020	5,863	899

12. Convertible Notes

On February 3, 2015, the Company issued an aggregate principal amount of US$80 million of convertible notes (“Notes”) through private placement to independent third parties not related to the Group. The Notes bear interest at a rate of 3.5% per annum from the issuance date through maturity on February 3, 2020 (the “maturity date”), and is payable semiannually in arrears on February 3 and August 3 of each year, beginning on August 3, 2015. The Notes will be convertible, at the holders’ option, into the Company’s ADSs, two of which represent one ordinary share of the Company, at a conversion price of US$23.03 per ADS, representing an initial conversion rate of 43.4216 ADSs per US$1,000 principal amount of the Notes, subject to customary adjustments. The conversion feature requires physical settlement, and can only be exercised when the portion to be converted is at least US$10 million or a lesser amount then held by the holder. The holders will have the right, at the holders’ option, to require the Company to repurchase for cash on February 3, 2018 or on the maturity date, or upon a fundamental change or default, all of the Notes at a repurchase price that is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. Events of default include failure to pay principal or interest, breach of conversion obligation, suspension from trading or failure of ADSs to be listed, bankruptcy, etc. Debt issuance costs of nil is recorded as a direct deduction from the face amount of the Notes.

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. In addition, as the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized. US$5 million, US$53.91 million and US$21.09 million of the Notes have been converted to 217,108 ADS (represents 108,554 ordinary shares), 2,340,860 ADS (represents 1,170,430 ordinary shares) and 915,762 ADS (represents 457,881 ordinary shares) at the contractual conversion price of US$23.03 per ADS during the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, all the Notes have been converted to ADS.

13. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses , including the short-term lease cost which was immaterial, were RMB109,842 and RMB99,349 for the years ended December 31, 2019 and 2020, respectively. Cash payments against operating lease liabilities were RMB108,490 and RMB97,694 for the years ended December 31, 2019 and 2020, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Operating leases:
Operating leases right-of-use assets	352,186	274,154	42,016

Current portion of lease liabilities	11,674	86,472	13,252
Non-current portion of lease liabilities	362,757	194,384	29,791
Total operating lease liabilities	374,431	280,856	43,043

Weighted average remaining lease term (years)	4.64	3.76
Weighted average discount rate	4.31%	4.53%

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2019 and 2020, are as follows:

	As of December 31,
	(Amount in Thousands)
	2019	2020
	RMB	RMB
Within 1 year	97,825	90,393
Between 1 and 2 years	85,403	82,151
Between 2 and 3 years	79,496	64,048
Between 3 and 4 years	66,136	48,996
Between 4 and 5 years	53,050	16,253
Beyond 5 years	23,417	—
Total lease payment	405,327	301,841
Less imputed interest	(30,896)	(20,985)
Total	374,431	280,856

As a lessor:

The interest income recognized for sale and leaseback agreements was RMB62,285, RMB37,961 and RMB3,091 for the years ended December 31, 2018, 2019 and 2020, respectively.

The following table sets out a maturity analysis of sale and leaseback financing receivables as well as a reconciliation to the total amount of receivables recognized in the consolidated balance sheet as of December 31, 2019 and 2020:

	As of December 31,
	(Amount in Thousands)
	2019	2020
	RMB	RMB
Within 1 year	67,135	1,320
Between 1 and 2 years	2,184	—
Total future minimum payments receivables	69,319	1,320
Less: unearned income	(3,593)	(290)
Total sale and leaseback financing receivables	65,726	1,030
Amounts due within one year	64,686	1,030
Amounts due beyond one year	1,040	—

14. Share Repurchase

Treasury stock represents shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury stock is accounted for under the cost method. In 2019, the Company canceled 280,958 ADSs (represents 140,479 ordinary shares) with a carrying amount of US$6,190 (RMB40,267). As of December 31, 2019, all treasure stock have been retired.

On December 1, 2020, the Company announced that its board of directors authorized a share repurchase program (the “Share Repurchase Program”) under which the Company may repurchase up to US$100 million worth of its ADSs over the following two years. As of December 31, 2020, the Company has purchased an aggregate of 1,088,404 ADSs (represents 544,202 ordinary shares) for a total cash consideration of US$44,584 (RMB290,913), including repurchase commissions.

15. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	(Amounts in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Share options	45,973	40,533	21,837	3,347
Non-vested restricted shares	66,790	54,364	37,952	5,816
Total share-based compensation	112,763	94,897	59,789	9,163

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

During the year ended 31, 2017, the Group adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

Share Options:

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018 was RMB396.37 (US$57.30) per share. No options were granted for the years ended December 31, 2019 and 2020. There were 201,630, 152,410 and 134,639 options exercised during the years ended December 31, 2018, 2019 and 2020 respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

	2018
Average risk-free rate of return	2.78%
Weighted average expected option life	6.1	years
Estimated volatility	57.6%
Average dividend yield	Nil

The following table summarizes option activity during the year ended December 31, 2020:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	options	Price	Term	Options
		RMB	Years	RMB
Outstanding as of January 1, 2020	386,705	398.80	6.3	6,455
Exercised	(134,639)	247.86
Forfeited or expired	(27,538)	279.22
Outstanding as of December 31, 2020	224,528	505.33	5.5	17,848
Exercisable as of December 31, 2020	188,572	515.78	5.3	11,870

The aggregate intrinsic value of options exercised during the year ended December 31, 2020 was RMB16,916. As of December 31, 2020, there was RMB14,257 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.49 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2020 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares	value
		RMB
Non-vested as of January 1, 2020	173,624	427.59
Granted	16,550	345.11
Vested	(75,253)	422.54
Forfeited	(11,548)	567.05
Non-vested as of December 31, 2020	103,373	357.43

The total fair value of non-vested restricted shares vested during the year ended December 31, 2020 was RMB28,898. As of December 31, 2020, there was RMB40,159 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 1.73 years.

16. Settlement Expenses

In July 2019, in connection with certain funds managed (“Camsing Credit Funds" or "Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the “Settlement Plan”) to affected investors. An affected investor accepting the offer shall receive restricted share units (“RSUs”), which upon vesting will become Class A ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of Class A ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor’s outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

Two plans (“Plan A” or “Plan B”) were offered for the investors to choose. Under Plan A, the Group will issue RSUs to the investor’s designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option (the “Option”) to call back the beneficial rights of transferred Camsing Products (but not the legal title) or keep the RSUs at the third anniversary of contact (“Year 3”). All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that the Group has committed and has conctractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/or the fulfillment of the performance conditions.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

To value the RSUs, the Group uses the Black-Scholes pricing model to calculate the discounts for lack of marketability. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company's common shares for a period that coincides with restriction period of the RSUs.

The deadline for the investors to accept the Settlement Plan was December 31, 2020. As of December 31, 2020, 552 out of the total 818 investors (approximately 67.5%) had accepted settlements under the plan, representing RMB2.4 billion out of the total outstanding investments of RMB3.4 billion (approximately 70%) under the Camsing Products. The total number of RSUs to be issued is 3,478,060 shares. The cost of this Settlement Plan measured at the fair value of the RSUs to be issued was RMB1,290.8 million, which was reported under settlement expenses for the year ended December 31, 2020.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2020. The fair value of the derivative will be re-assessed at each reporting period.

17. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB203,524, RMB225,776 and RMB125,073 for the years ended December 31, 2018, 2019 and 2020, respectively. The decrease in 2020 was mainly due to the temporary exepmption of such defined contribution plan as a result of government preferential policies during the COVID-19 pandemic. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ retaining earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB291,172 and RMB371,438 as of December 31, 2019 and 2020, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group's PRC subsidiaries and VIEs of RMB1,473,886 and RMB1,669,017 as of December 31, 2019 and 2020, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group's PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,040,455 as of December 31, 2020.

19. Segment Information

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

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2018 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	731,424	1,585	—	733,009
Recurring service fees	571,782	22,074	—	593,856
Performance-based income	42,570	531	—	43,101
Other service fees	113,570	8,225	240,091	361,886
Total revenues from others	1,459,346	32,415	240,091	1,731,852
Revenues from funds Gopher manages
One-time commissions	292,899	2,085	—	294,984
Recurring service fees	564,228	618,465	—	1,182,693
Performance-based income	1,739	98,794	—	100,533
Total revenues from funds Gopher manages	858,866	719,344	—	1,578,210
Total revenues	2,318,212	751,759	240,091	3,310,062
Less: VAT related surcharges	(12,206)	(3,228)	(5,020)	(20,454)
Net revenues	2,306,006	748,531	235,071	3,289,608
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(631,234)	—	(2,365)	(633,599)
Performance-based compensation	—	(21,175)	—	(21,175)
Other compensations	(534,516)	(251,923)	(122,979)	(909,418)
Total compensation and benefits	(1,165,750)	(273,098)	(125,344)	(1,564,192)
Selling expenses	(367,589)	(22,200)	(22,931)	(412,720)
General and administrative expenses	(164,802)	(80,873)	(34,400)	(280,075)
Provision for credit losses	—	—	688	688
Other operating expenses	(54,291)	(25,310)	(89,767)	(169,368)
Government subsidies	53,620	6,148	2,815	62,583
Total operating cost and expenses	(1,698,812)	(395,333)	(268,939)	(2,363,084)
Income (loss) from operations	607,194	353,198	(33,868)	926,524

	Year Ended December 31, 2019 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	688,652	2,208	—	690,860
Recurring service fees	520,013	4,679	—	524,692
Performance-based income	23,333	104	—	23,437
Other service fees	222,912	4,274	295,772	522,958
Total revenues from others	1,454,910	11,265	295,772	1,761,947
Revenues from funds Gopher manages
One-time commissions	239,409	1,399	—	240,808
Recurring service fees	635,437	685,336	—	1,320,773
Performance-based income	97	89,551	—	89,648
Total revenues from funds Gopher manages	874,943	776,286	—	1,651,229
Total revenues	2,329,853	787,551	295,772	3,413,176
Less: VAT related surcharges	(10,574)	(3,971)	(6,819)	(21,364)
Net revenues	2,319,279	783,580	288,953	3,391,812
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(625,044)	—	—	(625,044)
Performance-based compensation	—	(31,283)	—	(31,283)
Other compensations	(607,336)	(248,612)	(98,495)	(954,443)
Total compensation and benefits	(1,232,380)	(279,895)	(98,495)	(1,610,770)
Selling expenses	(287,541)	(26,661)	(17,144)	(331,346)
General and administrative expenses	(194,908)	(71,805)	(29,779)	(296,492)
Provision for credit losses	(121,572)	(3,800)	(5,351)	(130,723)
Other operating expenses	(103,846)	(25,978)	(66,969)	(196,793)
Government subsidies	58,704	15,878	14,696	89,278
Total operating cost and expenses	(1,881,543)	(392,261)	(203,042)	(2,476,846)
Income from operations	437,736	391,319	85,911	914,966

	Year Ended December 31, 2020 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	677,726	1,288	—	679,014
Recurring service fees	697,140	3,017	—	700,157
Performance-based income	180,385	144	—	180,529
Other service fees	123,458	7,451	65,242	196,151
Total revenues from others	1,678,709	11,900	65,242	1,755,851
Revenues from funds Gopher manages
One-time commissions	88,520	41,303	—	129,823
Recurring service fees	587,307	642,735	—	1,230,042
Performance-based income	24,920	184,076	—	208,996
Total revenues from funds Gopher manages	700,747	868,114	—	1,568,861
Total revenues	2,379,456	880,014	65,242	3,324,712
Less: VAT related surcharges	(13,123)	(4,521)	(1,242)	(18,886)
Net revenues	2,366,333	875,493	64,000	3,305,826
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(613,101)	—	(898)	(613,999)
Performance-based compensation	—	(85,413)	—	(85,413)
Other compensations	(486,668)	(254,278)	(63,654)	(804,600)
Total compensation and benefits	(1,099,769)	(339,691)	(64,552)	(1,504,012)
Selling expenses	(228,853)	(34,302)	(8,537)	(271,692)
General and administrative expenses	(197,511)	(59,440)	(20,928)	(277,879)
Provision for credit losses	(3,785)	(251)	(4,047)	(8,083)
Other operating expenses	(76,983)	(6,443)	(15,614)	(99,040)
Government subsidies	58,046	24,443	30,867	113,356
Total operating cost and expenses	(1,548,855)	(415,684)	(82,811)	(2,047,350)
Income (loss) from operations	817,478	459,809	(18,811)	1,258,476

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2018 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,750,754	565,137	240,091	2,555,982
Hong Kong	565,061	185,990	—	751,051
Others	2,397	632	—	3,029
Total revenues	2,318,212	751,759	240,091	3,310,062

	Year Ended December 31, 2019 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,494,742	676,837	295,772	2,467,351
Hong Kong	633,168	99,957	—	733,125
Others	201,943	10,757	—	212,700
Total revenues	2,329,853	787,551	295,772	3,413,176

	Year Ended December 31, 2020 (Amount in Thousands)
			Lending
	Wealth Management	Assets Management	and Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland of China	1,787,611	742,743	65,242	2,595,596
Hong Kong	452,810	111,431	—	564,241
Others	139,035	25,840	—	164,875
Total revenues	2,379,456	880,014	65,242	3,324,712

Substantially all of the Group’s revenues are derived from, and its assets are located in the mainland of China and Hong Kong.

20. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd.

Wuhu Bona Film Investment Management Co., Ltd. (“Wuhu Bona”)	Investee of Gopher Asset Management Co., Ltd.

Zhejiang Vanke-Noah Asset Management Co., Ltd. (“Zhejiang Vanke”)	Investee of Gopher Asset Management Co., Ltd.

Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”)	Affiliate of shareholder of the Group

Investee funds of Gopher Assets	Investees of Gopher Asset Management Co., Ltd. (“Gopher Assets”), a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

During the years ended December 31, 2018, 2019 and 2020, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	294,984	240,808	129,823	19,896
Recurring service fees
Investee funds of Gopher Assets	929,911	1,009,568	927,611	142,162
Wanjia Win-Win	—	688	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	33,009	15,759	12,411	1,902
Investee funds of Gopher Capital GP Ltd.	252,782	313,612	302,431	46,350
Wuhu Bona	8,491	—	—	—
Recurring services fee earned from funds subscribed by shareholders	2,868	—	—	—
Total recurring services fee	1,227,061	1,339,627	1,242,453	190,414
Performance-based income
Investee funds of Gopher Assets	92,128	34,248	140,050	21,464
Investee funds of Gopher Capital GP Ltd.	8,405	36,800	68,946	10,566
Zhejiang Vanke	—	18,600	—	—
Total performance-based income	100,533	89,648	208,996	32,030
Other service fees
Other services subscribed by shareholders	29,227	3,899	3,425	525
Investee funds of Gopher Capital GP Ltd.	—	—	86	13
Total other service fees	29,227	3,899	3,511	538
Total	1,651,805	1,673,982	1,584,783	242,878

As of December 31, 2019, and 2020, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Investee funds of Gopher Assets	428,724	433,936	66,504
Investee funds of Gopher Capital GP Ltd.	70,247	46,039	7,056
Total	498,971	479,975	73,560

As of December 31, 2019, and 2020, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Investee funds of Gopher Assets	42,170	27,226	4,173
Investee funds of Gopher Capital GP Ltd.	7,563	12,977	1,988
Total	49,733	40,203	6,161

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2019, and 2020, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2019	2020	2020
	RMB	RMB	US$
Investee funds of Gopher Assets	74,664	35,820	5,490
Investee funds of Gopher Capital GP Ltd.	1,402	1,653	253
Total	76,066	37,473	5,743

During the years ended December 31, 2018, 2019 and 2020, donation made to Shanghai Noah Charity Fund were RMB1.2 million, RMB1.2 million and RMB2.8 million, respectively.

During the years ended December 31, 2018, 2019 and 2020, the Group paid nil, nil and RMB6 million as service fees to Dingnuo for development of an online mutual fund work station for the Group’s relationship managers, respectively.

21. Contingencies

Camsing Incident

As disclosed in Note 16, the Group offerd a voluntary settlement plan in 2020 to all affected Camsing investors, and as of December 31, 2020, approximately 67.5% of the Camsing investors had accepted the settlement plan, representing approximately 70% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of RMB530.4 million as of December 31, 2020.

As of December 31, 2020, 15 investors initiated legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB58 million. The Group is of the view that these proceedings will not have a material adverse effect on the Group's business. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

22. Subsequent events

On February 25, 2021, the Company completed the Share Repurchase Program (see Note 14), with approximately 2,233,770 ADSs representing 1,116,885 ordinary shares repurchased at an average price of US$44.77 per ADS.

Additional Financial Information of Parent Company – Financial Statements Schedule I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company’s consolidated net assets as of December 31, 2020.

a) Condensed Balance Sheets (Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,249,401	1,359,841	208,405
Amounts due from subsidiaries and VIEs	296,523	—	—
Amounts due from related parties	684	778	119
Other current assets	9,355	40,772	6,249
Total current assets	1,555,963	1,401,391	214,773
Investments in subsidiaries and VIEs	5,237,744	6,107,489	936,013
Investments in affiliates	233,960	279,430	42,825
Non-current deferred tax assets	1,226	—	—
Other non-current assets	694	653	100
Total assets	7,029,587	7,788,963	1,193,711
Liabilities and Equity
Current liabilities
Contingent liabilities	—	530,433	81,292
Amounts due to subsidiaries and VIEs	—	56,937	8,726
Other current liabilities	14,752	13,806	2,116
Total current liabilities	14,752	601,176	92,134
Other non-current liabilities	1,368	2,276	349
Total liabilities	16,120	603,452	92,483
Shareholder’s equity
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 22,484,657 shares issued and outstanding as of December 31, 2019 and 22,773,542 shares issued and 22,229,340 shares outstanding as of December 31, 2020	75	76	12
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,315,000 shares issued and outstanding as of December 31, 2019 and 2020	28	28	4
Treasury stock (nil and 544,202 ordinary shares as of December 31, 2019 and 2020, respectively)	—	(290,913)	(44,584)
Additional paid-in capital	2,181,323	3,565,667	546,462
Retained earnings	4,734,992	3,989,767	611,459
Accumulated other comprehensive income (loss)	97,049	(79,114)	(12,125)
Total shareholders’ equity	7,013,467	7,185,511	1,101,228
Total liabilities and shareholders' equity	7,029,587	7,788,963	1,193,711

b) Condensed Statements of Operations (Amount in Thousands)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Compensation and benefits	12,127	—	—	—
Selling expenses	990	131	356	55
General and administrative expenses	7,143	5,556	5,588	856
Total operating cost and expenses	20,260	5,687	5,944	911
Loss from operations	(20,260)	(5,687)	(5,944)	(911)
Other income (expenses):
Interest income	13,410	29,000	20,545	3,149
Interest expenses	(6,807)	(440)	—	—
Investment income	58,988	—	—	—
Settlement expenses	—	—	(1,828,907)	(280,292)
Other (expenses) income	(1,741)	5,057	14,713	2,255
Total other income (expenses)	63,850	33,617	(1,793,649)	(274,888)
Income (loss) before taxes and income from equity in affiliates, subsidiaries and VIEs	43,590	27,930	(1,799,593)	(275,799)
Income tax benefit (expenses)	3,488	(5,257)	(3,058)	(469)
Income from equity in affiliates	16,351	36,103	78,768	12,072
Income from equity in subsidiaries and VIEs	747,868	770,375	978,658	149,984
Net income (loss) attributable to Noah Holdings Limited shareholders	811,297	829,151	(745,225)	(114,212)

c) Condensed Statements of Comprehensive Income (Loss) (Amount in Thousands)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income (loss)	811,297	829,151	(745,225)	(114,212)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	75,839	61,651	(176,934)	(27,117)
Fair value fluctuation of available-for-sale investment, net of tax of nil (Note 5)	(349)	(797)	771	118
Fair value fluctuation of available-for-sale investment held by affiliates, net of tax of nil	(1,080)	—	—	—
Other comprehensive income (loss)	74,410	60,854	(176,163)	(26,999)
Comprehensive income (loss) attributable to Noah Holdings Limited shareholders	885,707	890,005	(921,388)	(141,211)

d) Condensed Statements of Cash Flows (Amount in Thousands)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss) attributable to Noah Holding Limited shareholders	811,297	829,151	(745,225)	(114,212)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	12,127	—	—	—
Income from equity in subsidiaries and VIEs	(747,868)	(770,375)	(978,658)	(149,984)
Income from equity in affiliates, net of dividends	(16,351)	(36,103)	(58,913)	(9,029)
Share-based settlement expense	—	—	1,290,811	197,825
Changes in operating assets and liabilities:	—	—	—	—
Amounts due from subsidiaries and VIEs	(298,384)	308,774	356,685	54,664
Amounts due from related parties	(9,835)	9,151	(94)	(14)
Amounts due to subsidiaries and VIEs	—	—	56,937	8,726
Other current assets	16,076	(9,331)	(31,417)	(4,815)
Deferred tax assets	(644)	786	1,226	188
Contingent liabilities	—	—	530,433	81,292
Other current liabilities	(3,249)	4,341	(10,249)	(1,571)
Other non-current liabilities	(5,391)	756	908	139
Net cash (used in) provided by operating activities	(242,222)	337,150	412,444	63,209
Cash flows from investing activities:
Capital return from investments in subsidiaries and VIEs	294,878	170,589	—	—
Increase in investments in subsidiaries and VIEs	—	(78,668)	(43,690)	(6,696)
Capital return from investments in affiliates	—	—	101,114	15,496
Increase in investments in affiliates	(103,066)	—	—	—
Proceeds from long-term investments	—	43,772	—	—
Net cash provided by investing activities	191,812	135,693	57,424	8,800
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	45,894	31,688	33,372	5,114
Payment for repurchase of ordinary shares	—	—	(281,610)	(43,158)
Net cash provided by (used in) financing activities	45,894	31,688	(248,238)	(38,044)
Effect of exchange rate changes	93,266	43,253	(111,190)	(17,040)
Net increase in cash and cash equivalents	88,750	547,784	110,440	16,925
Cash and cash equivalents - beginning of year	612,867	701,617	1,249,401	191,480
Cash and cash equivalents - end of year	701,617	1,249,401	1,359,841	208,405

Supplement disclosure of non-cash investing activities:

During the year ended December 31, 2020, an consolidated investment fund was disposed partially by the Company and thus was deconsolidated and recorded as investments in affiliates. The deconsolidation resulted in a decrease in investments in subsidiaries and VIEs amounted to RMB109.7 million with a corresponding increase in investments in affiliates.

e) Notes to Condensed Financial Statements

1.

The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as investment in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as income from equity in subsidiaries and VIEs on the statement of operations.

2.

As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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