Form 20-F
period 2021-12-31
Noah Holdings Ltd
filed 2022-04-06
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,764,455 Class A ordinary shares issued, par value US$0.0005 per share, and 8,315,000 Class B ordinary shares issued, par value US$0.0005 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active clients” for a given period refer to registered clients who purchase one or more investment products distributed or provided by us during a given period, excluding clients in our other businesses segment;
●	“ADSs” refer to our American depositary shares, two of which represent one Class A ordinary share;
●	“assets under advisory” or “AUA” refers to clients’ total outstanding assets managed by Gopher or third party product providers;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For pubic securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary shares” refer to our Class B ordinary shares, par value US$0.0005 per share;
●	“Consolidated Affiliated Entities” refer to Noah Investment and its subsidiaries, all of which are controlled by our company through the Contractual Arrangements;
●	“Contractual Arrangements” refer to variable interest entity structure and, where the context requires, the agreements underlying the structure.
●	“FOF” refers to fund of funds
●	“Gopher Asset Management” refers to Gopher Asset Management Co., Ltd., a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Consolidated Affiliated Entities;
●	“Gopher GP” refers to Gopher Capital GP Limited, an exempted company with limited liability incorporated in the Cayman Islands on May 11, 2012, and one of the significant subsidiaries;
●	“HNW” refers to high net worth;
●	“HNW clients” or “HNW investors” refer to clients/investors with investable financial assets of no less than RMB6 million;
●	“investment products” refer to products we distribute to clients, such as mutual fund products, private secondary products, private equity products and other products;
●	“MoM” refers to manager of managers;
●	“NAV” refers to net asset value;

●	“Noah Group” refers to Shanghai Noah Investment (Group) Co., Ltd., a limited liability company established under the laws of the PRC on August 24, 2007, and one of the significant subsidiaries;
●	“Noah HK” refers to Noah Holdings (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong on September 1, 2011, and one of the significant subsidiaries;
●	“Noah Investment” refers to Shanghai Noah Investment Management Co., Ltd., a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities;
●	“Noah Upright” refers to Noah Upright Fund Distribution Co., Ltd., a limited liability company established under the laws of the PRC on November 18, 2003, and one of the significant subsidiaries;
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have completed a preliminary know-your-client and anti-money laundering review process, but may or may not have purchased any products from us;
●	“repeat client rate” refers to the number of clients who have both (i) purchased investment products from us in a given year and (ii) purchased two or more investment products in any year(s) (the purchases may be made in different years), as a percentage of the clients who have purchased investment products from us in that given year;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shanghai Gopher” refers to Shanghai Gopher Asset Management Co., Ltd., a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities;
●	“Shanghai Massa” refers to Shanghai Gopher Massa Asset Management Co., Ltd., a limited liability company established under the laws of the PRC on June 29, 2015, and one of the Consolidated Affiliated Entities;
●	“Shanghai Nuohong” refers to Shanghai Nuohong Real Estate Co., Ltd., a limited liability company established under the laws of the PRC on May 30, 2013, and one of the significant subsidiaries;
●	“transaction value” refers to the aggregate value of the investment products we distribute during a given period; and
●	“ultra HNW clients” or “ultra HNW investors” refer to clients/investors with investable financial assets of more than RMB50 million.

Unless the context indicates otherwise, each of “we,” “us,” “our company,” “our group,” “our” and “Noah” refer to Noah Holdings Limited, its subsidiaries and Consolidated Affiliated Entities. Unless otherwise noted, all translations from RMB to U.S. dollars (“USD” or “US$”) are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Our Corporate Structure and Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Individual Shareholders

Noah Holdings Limited is a Cayman Islands holding company. We conduct businesses through our subsidiaries and our Consolidated Affiliated Entities. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of PRC companies engaging in value-added telecommunications services.

To comply with PRC laws and regulations, we rely on the Contractual Arrangements with Noah Investment and its subsidiaries to operate a portion of our operations in China, primarily the asset management business. A series of contractual agreements, including an exclusive option agreement, an exclusive support service agreement, a share pledge agreement and power of attorney, have been entered into by and among Noah Group, Noah Investment and its shareholders. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment and its subsidiaries; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as our consolidated entities and consolidate their results of operations into ours. Our Consolidated Affiliated Entities, Noah Investment and its subsidiaries, generated RMB867.2 million, RMB978.6 million and RMB1,505.1 million (US$236.2 million) in net revenues in 2019, 2020 and 2021, respectively, which contributed 25.6%, 29.6% and 35.1% of our total net revenues in the respective years. In addition, we hold the required licenses and permits necessary to conduct our asset management business in China through our Consolidated Affiliated Entities. Investors of our ADSs are not purchasing equity interest in our Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of our Consolidated Affiliated Entities.

Our corporate structure is subject to risks associated with the Contractual Arrangements with our Consolidated Affiliated Entities. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over our Consolidated Affiliated Entities and we may incur substantial costs to enforce the terms of the arrangements. Additionally, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. It is uncertain whether any new PRC laws or regulations relating to the Contractual Arrangements will be adopted or if adopted, what they would provide. If the corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of our Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. Further, if the corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing its operations or unwinding the Contractual Arrangements. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our subsidiaries and Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of our Consolidated Affiliated Entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in and having our operations primarily in China and the complex and evolving PRC laws and regulations. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on United States or other foreign exchange outside of China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our Consolidated Affiliated Entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. In addition, since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB. As a result, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business

●	The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	Our businesses may be adversely impacted by general economic and market conditions.
●	The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.
●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

●	Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.
●	The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.
●	Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.
●	Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.
●	Our lending business is subject to credit risks, which could adversely affect our results of operations.
●	Our business involves relatively new business models which may not be successful.

Risks Related to Corporate Structure

●	We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of us. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.
●	We rely on our Consolidated Affiliated Entities to operate a portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual Arrangements among our PRC subsidiary, Noah Group, one of our Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.
●	Because certain shareholders of our Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of our Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act.
●	The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	PRC governmental authorities’ significant authority in regulating our operations and their oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber security. Failure of cyber security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our ADSs

●	The market price for our ADSs may continue to be volatile.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
●	There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.
●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
●	Techniques employed by short sellers may drive down the trading price of our ADSs.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

Transfer of Funds and Other Assets between Our Company, Its Subsidiaries and the Consolidated Affiliated Entities

Noah Holdings Limited is a holding company incorporated in the Cayman Islands. We conduct business in the PRC through our PRC subsidiaries and Consolidated Affiliated Entities. Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the Consolidated Affiliated Entities only through loans, subject to the satisfaction of applicable government registration and approval requirements.

We may also rely significantly on dividends and other distributions by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under the Contractual Arrangements, we, through our PRC subsidiary Noah Group, are also entitled to substantially all of the economic benefits of the Consolidated Affiliated Entities in the form of service fees and license fees. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements, which would materially and adversely affect its ability to pay dividends and other distributions to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,765.1 million, RMB2,040.5 million and RMB2,950.5 million (US$463.0 million) as of December 31, 2019, 2020 and 2021, respectively.

Under the Contractual Arrangements, Noah Group provides certain support services to our Consolidated Affiliated Entities and is entitled to receive service fees from our Consolidated Affiliated Entities in exchange. The Contractual Arrangements provide that our Consolidated Affiliated Entities shall pay Noah Group a service fee on a quarterly basis. The amount of the service fees shall be verified and determined according to actual services provided by Noah Group, provided that the total service fees shall be equal to the revenue less expenses and the license fees. The license fees are paid by our Consolidated Affiliated Entities to Noah Group on a yearly basis, in consideration of the intellectual property rights licenses granted by Noah Group. The amount of the license fees shall be determined by the board of Noah Group. Pursuant to the Contractual Arrangements, Noah Group is entitled to collect all or part of the revenue as the agent of our Consolidated Affiliated Entities, subject to a joint decision by the parties. Under that circumstance, Noah Group shall deduct the service fees from the revenue it collects on behalf of our Consolidated Affiliated Entities. During the three years ended December 31, 2019, 2020 and 2021, Noah Group did not charge any service fees or licenses fees from our Consolidated Affiliated Entities under the Contractual Arrangements, and there was no cash flows or transfers of other assets between Noah Group and our Consolidated Affiliated Entities under the Contractual Arrangements. See “—Financial Information Related to the VIEs” and “—Intercompany Revenues between the Consolidated Affiliated Entities and Oue Subsidiaries” for other services provided, cash flows or transfer of other assets between our company, our subsidiaries and our Consolidated Affiliated Entities during the three years ended December 31, 2019, 2020 and 2021.

Neither the PRC subsidiaries of our company nor the Consolidated Affiliated Entities is obligated to make dividends or distributions to our company under the Contractual Arrangements. To date, no dividends or distributions have been made to our company by our PRC subsidiaries or the Consolidated Affiliated Entities.

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

Financial Information Related to the VIEs

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2019, 2020 and 2021 of (i) our company and our subsidiaries and (ii) the Consolidated Affiliated Entities, and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2019, 2020 and 2021. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our and Consolidated Affiliated Entities’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
				Eliminating
				adjustments between (i)
				our company and our
				subsidiaries and (ii) the
		Consolidated		Consolidated Affiliated	Consolidated
	Our company	Affiliated Entities	Our subsidiaries	Entities	total

	(RMB in thousands)
Assets
Cash and cash equivalents	224,145	1,181,479	1,998,979	—	3,404,603
Restricted cash	—	510			510
Short-term investments	—	9,662	83,141	—	92,803
Accounts receivable and contract assets, net	—	475,652	332,377	—	808,029
Amounts due from related parties, net	760	276,744	173,885	—	451,389
Loans receivables, net	—	50,884	544,882	—	595,766
Investments in subsidiaries and the Consolidated Affiliated Entities	8,538,829	—	—	(8,538,829)	—
Amounts due from internal companies	—	—	754,753	(754,753)	—
Long-term investments	—	300,720	367,852	—	668,572
Investment in affiliates	301,509	854,138	246,436	—	1,402,083
Property and equipment, net	—	43,971	2,536,964	—	2,580,935
Operating lease right-of-use assets, net	—	15,031	208,621	—	223,652
Deferred tax assets	—	63,312	272,593	—	335,905
Other assets	637	60,867	264,038	—	325,542
Total assets	9,065,880	3,332,970	7,784,521	(9,293,582)	10,889,789
Liabilities
Accrued payroll and welfare expenses	—	381,653	564,894	—	946,547
Income tax payable	—	149,226	41,034	—	190,260
Amounts due to internal companies	575,428	179,325	—	(754,753)
Deferred revenue	—	6,721	56,910	—	63,631
Contingent liabilities	433,345	—		—	433,345
Deferred tax liabilities	—	254	233,880	—	234,134
Operating lease liabilities, non-current	—	15,512	115,444	—	130,956
Other liabilities	16,332	291,857	441,086	—	749,275
Total liabilities	1,025,105	1,024,548	1,453,248	(754,753)	2,748,148
Total net assets	8,040,775	2,308,422	6,331,273	(8,538,829)	8,141,641

	As of December 31, 2020
				Eliminating
				adjustments between (i)
				our company and our
				subsidiaries and (ii) the
		Consolidated		Consolidated Affiliated	Consolidated
	Our company	Affiliated Entities	Our subsidiaries	Entities	total

	(RMB in thousands)
Assets
Cash and cash equivalents	1,359,841	839,534	2,805,836	—	5,005,211
Restricted cash	—	3,585	6,408	—	9,993
Short-term investments	—	75,000	39,928	—	114,928
Accounts receivable and contract assets, net	—	133,956	300,502	—	434,458
Amounts due from related parties, net	778	350,879	168,521	—	520,178
Loans receivables, net	—	104,673	314,274	—	418,947
Investments in subsidiaries and the Consolidated Affiliated Entities	6,107,489	—	—	(6,107,489)	—
Amounts due from internal companies	—	—	200,391	(200,391)	—
Long-term investments	—	280,624	255,760	—	536,384
Investment in affiliates	279,430	740,452	244,803	—	1,264,685
Property and equipment, net	—	18,134	230,535	—	248,669
Operating lease right-of-use assets, net	—	19,010	255,144	—	274,154
Deferred tax assets	—	41,149	183,091	—	224,240
Other assets	41,425	46,132	260,182	—	347,739
Total assets	7,788,963	2,653,128	5,265,375	(6,307,880)	9,399,586
Liabilities
Accrued payroll and welfare expenses	—	166,411	539,211	—	705,622
Income tax payable	—	99,889	40,888	—	140,777
Amounts due to internal companies	56,937	143,454	—	(200,391)
Deferred revenue		8,016	63,597	—	71,613
Contingent liabilities	530,433	—		—	530,433
Deferred tax liabilities	2,276	3,070	40,535	—	45,881
Operating lease liabilities, non-current	—	20,123	174,261	—	194,384
Other liabilities	13,806	171,753	247,946	—	433,505
Total liabilities	603,452	612,716	1,106,438	(200,391)	2,122,215
Total net assets	7,185,511	2,040,412	4,158,937	(6,107,489)	7,277,371

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2021
				Eliminating adjustments
				between (i) our company
				and our subsidiaries and
		Consolidated		(ii) the Consolidated	Consolidated
	Our company	Affiliated Entities	Our subsidiaries	Affiliated Entities	total

	(RMB in thousands)
Net revenue	—	1,505,108	3,013,347	(225,361)	4,293,094
Total operating cost and expenses	(42,240)	(867,215)	(2,410,102)	225,361	(3,094,196)
(Loss) income from operations	(42,240)	637,893	603,245	—	1,198,898
Total other (expenses) income	(21,853)	23,868	97,129	—	99,144
Income tax expenses	—	(195,446)	(98,494)	—	(293,940)
Income from equity in affiliates	68,388	150,106	83,485	—	301,979
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,309,836	—	—	(1,309,836)	—
Net income	1,314,131	616,421	685,365	(1,309,836)	1,306,081

	For the year ended December 31, 2020
				Eliminating adjustments
				between (i) our company
				and our subsidiaries and
		Consolidated		(ii) the Consolidated	Consolidated
	Our company	Affiliated Entities	Our subsidiaries	Affiliated Entities	total

	(RMB in thousands)
Net revenue	—	978,589	2,512,040	(184,803)	3,305,826
Total operating cost and expenses	(5,944)	(524,913)	(1,701,296)	184,803	(2,047,350)
(Loss) income from operations	(5,944)	453,676	810,744	—	1,258,476
Total other (expenses) income	(1,793,649)	68,444	(118,590)	—	(1,843,795)
Income tax expenses	(3,058)	(128,563)	(126,839)	—	(258,460)
Income (loss) from equity in affiliates	78,768	(258)	21,747	—	100,257
Income from equity in subsidiaries and the Consolidated Affiliated Entities	978,658	—	—	(978,658)	—
Net (loss) income	(745,225)	393,299	587,062	(978,658)	(743,522)

	For the year ended December 31, 2019
				Eliminating adjustments
				between (i) our company
				and our subsidiaries and
		Consolidated		(ii) the Consolidated	Consolidated
	Our company	Affiliated Entities	Our subsidiaries	Affiliated Entities	total

	(RMB in thousands)
Net revenue	—	867,150	2,760,044	(235,382)	3,391,812
Total operating cost and expenses	(5,687)	(565,203)	(2,141,338)	235,382	(2,476,846)
(Loss) income from operations	(5,687)	301,947	618,706	—	914,966
Total other (expenses) income	33,617	51,370	(31,978)	—	53,009
Income tax expenses	(5,257)	(92,914)	(121,854)	—	(220,025)
Income from equity in affiliates	36,103	29,111	50,595	—	115,809
Income from equity in subsidiaries and the Consolidated Affiliated Entities	770,375	—	—	(770,375)	—
Net income	829,151	289,514	515,469	(770,375)	863,759

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2021
				Eliminating
				adjustments between (i)
				our company and our
		Consolidated		subsidiaries and (ii) the
		Affiliated		Consolidated Affiliated	Consolidated
	Our company	Entities	Our subsidiaries	Entities	total

	(RMB in thousands)
Net cash provided by operating activities	63,125	562,400	896,313	—	1,521,838
Net cash used in investing activities	(1,120,785)	(207,114)	(2,820,103)	1,575,908	(2,572,094)
Net cash provided by (used in) financing activities	93,861	(16,416)	985,342	(1,575,908)	(513,121)

	For the year ended December 31, 2020
				Eliminating
				adjustments between (i)
				our company and our
		Consolidated		subsidiaries and (ii) the
		Affiliated		Consolidated Affiliated	Consolidated
	Our company	Entities	Our subsidiaries	Entities	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	412,444	(409,359)	793,268	—	796,353
Net cash provided by (used in) investing activities	57,424	357,026	(105,556)	43,690	352,584
Net cash used in financing activities	(248,238)	—	(79,494)	(43,690)	(371,422)

	For the year ended December 31, 2019
				Eliminating
				adjustments between (i)
				our company and our
		Consolidated		subsidiaries and (ii) the
		Affiliated		Consolidated Affiliated	Consolidated
	Our company	Entities	Our subsidiaries	Entities	total

	(RMB in thousands)
Net cash provided by operating activities	337,150	761,312	189,771	—	1,288,233
Net cash provided by (used in) investing activities	135,693	(345,092)	(51,281)	78,668	(182,012)
Net cash provided by financing activities	31,688	20,670	569,621	(78,668)	543,311

Intercompany Revenues between the Consolidated Affiliated Entities and Oue Subsidiaries

The intercompany services between the Consolidated Affiliated Entities and our subsidiaries principally consist of shared services within the group, including the support of information technology, marketing activities, strategic development, human resources and legal consulting.

The Consolidated Affiliated Entities provide shared services to our subsidiaries, the amounts of which were RMB50.7 million, RMB43.1 million and RMB38.3 million (US$6.0 million), for the years ended December 31, 2019, 2020 and 2021, respectively. The intercompany service charge is eliminated at the consolidation level.

Our subsidiaries provide investment consulting services and shared services to the Consolidated Affiliated Entities, the amounts of which were RMB184.7 million, RMB141.7 million and RMB187.0 million (US$29.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2019, 2020 and 2021, cash paid by the Consolidated Affiliated Entities to our subsidiaries for the services rendered were RMB 157.1 million , RMB538.5 million and RMB112.8 million (US$17.7 million), respectively.

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.

We distribute and manage a variety of investment products, including onshore and offshore private equity and venture capital products, public securities products, and other products. These products often have complex structures and involve default risks, interest rate risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.

Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify and fully appreciate the risks associated with such products and services. Not only must we be cautious about these risks in designing and developing our products and services, we must also accurately describe and disclose the risks associated with our products and services to, and evaluate them for, our clients. Our risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks.

If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the investment products or services we distribute, manage or offer, our reputation, client relationships, business, results of operations and prospects may be materially and adversely affected.

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

Our businesses may be adversely impacted by general economic and market conditions.

As a wealth management service provider, our businesses, financial condition and results of operations may be materially affected by China’s and global economic and financial market conditions, as well as economic conditions specific to our business. We serve HNW and ultra HNW clients in China and globally through both our wealth management and asset management businesses. As a result, any economic downturns or capital market volatilities may negatively affect the financial performance of the products distributed or managed by us, reduce the revenue generated from our wealth management and asset management businesses, which in turn may materially and adversely affect our overall financial performance and results of operations.

The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.

The allocation of our investment portfolio under asset management and investment amounts varies by investment type and is based upon our periodic evaluation and assessment of inherent and known risks associated with the respective asset class. The revenue of our asset management business include performance-based fees, which are typically based on the amount of returns on our managed accounts which exceed a certain threshold of return for each investor. We will not earn performance-based fees if our management’s judgment is incorrect and the investment portfolio does not generate cumulative performance that surpasses the relevant target thresholds or if a fund experiences losses on a cumulative basis.

Less satisfactory portfolio performance, either as a result of macro-economic downturns in the market or economic conditions, including but not limited to changes in interest rates, inflation, political uncertainty, our investment style and the particular investments that we make, may result in a decline in our revenue and income by causing (i) the NAV of the assets under our management or advisory to decrease, which would result in lower recurring service fees to us, (ii) lower investment returns, resulting in a reduction of performance-based income to us, and (iii) increase in investor redemptions, which would in turn lead to fewer AUM and lower recurring service fees for us. If our future investment performance is perceived to worsen, the revenue and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.

We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management, and other businesses. Over the last five years, we have experienced substantial growth, with our net revenues increasing at a compound annual growth rate of 11.3% from 2016 to 2021. We cannot assure you that we will continue to grow at our historical rate of growth. It is difficult to predict whether the new investment products and services we continuously develop will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively or accurately predict our future results of operations. As a result, our historical growth rate may not be indicative of our future performance.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

Substantially all of our recurring service fees and one-time commissions are paid by funds managed by our third-party product partners and Gopher, our asset management arm, which are negotiated and vary from product to product. In 2019, 2020 and 2021, 81.4%, 82.4% and 78.1% of our total revenues were derived from recurring service fees and one-time commissions, respectively. Recurring service fees and one-time commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product partners and Gopher. These factors, which are not within our control, include the capacity of product partners and Gopher to place new business, profits of product partners, client demand and preference for investment products, the availability of comparable products from other product partners at a lower cost, the availability of alternative investment products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of investment products that we distributed or managed may have a significant impact on our bargaining power with product partners or clients in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the investment products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates may adversely affect our revenues, cash flow and results of operations.

The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.

The investment products we distribute are supplied by a selected number of investment product partners, including private equity firms, real estate fund managers, securities investment fund managers, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major fund managers and product partners in the market, due to our stringent screening process and rigorous risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product partners. Our relationships with our product partners or funds managed by our product partners are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant investment product. For any new investment products, new agreements need to be negotiated and entered into. If product partners that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their investment products, or the terms of our contracts with them become less beneficial to us, our business and operating results may be materially and adversely affected.

Because the laws and regulations governing the industries of wealth management, asset management and other businessses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.

The relevant regulatory authorities, including the CSRC and the AMAC, have released various laws and regulations governing the industries of wealth management, asset management and other businesses in China, including regulations over private equity products, privately-raised securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not adopted a unified regulatory framework yet.

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

As the regulators of the wealth management and asset management industries in China are enhancing their supervision over the industries, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits. For example, on April 27, 2018, the PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (the “Guidance Opinions”), which prohibits the issuance of private credit products that contain maturity mismatch arrangements or any direct or indirect guarantee of return, and requires relevant institutions to follow detailed guidance with regards to the maximum volume of private credit products issued and minimum liquidity thresholds. The Guidance Opinions will apply to private funds in the absence of specific laws and regulations thereto. On July 20, 2018, the PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, the CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. Furthermore, according to the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version) (the “Filing Instructions”) issued by the AMAC on December 23, 2019, the AMAC does not accept the filing application of private funds engaging in regular and operational private lending activities in form of entrustment loans, trust loans or other means. In line with our understanding and anticipation of the changing regulatory and market environment given the publication of the new rules including the Guidance Opinions and the Filing Instructions, we have strategically ceased offering substantially all of our credit products from the third quarter of 2019, which had a negative impact on our results of operations.

Furthermore, on August 28, 2020, the CSRC issued the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund (the “Supervision Measures”), which came into effect in October 2020. The Supervision Measures provides that independent fund distribution institutions, like Noah Upright, shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, except as otherwise provided by the CSRC. Following the enactment of the Supervision Measures, we ceased offering investment products that invest in private equity investments through Noah Upright, and collaborate with our private equity product partners solely through our asset management business.

As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by the CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

Furthermore, the Notice on Regulation and Renovation of the “Cash Loan” Business promulgated on December 1, 2017 (the “Circular 141”) requires microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. The Circular 141 and subsequent rules and regulations also provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. In addition, the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice on July 23, 2019, provides rules on supervision of and punishment for illegal lending, such as debt-collection by means of violence. Although we have decreased the scale of our lending businesses since the third quarter of 2019, we cannot assure you whether the funding party, loan collection agencies or other service providers we cooperate with charge extra fees from the borrower or conduct other behaviors in violation of the provisions of the relevant rules and regulations. The local authorities have broad discretion in interpreting, implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan, limitation on operating territory, payment method of interest and fees, restrictions on financing and methods of debt collection. As a result, there are uncertainties in the interpretation, implementation and enforcement of such laws, rules, regulations and governmental policies, and occasionally, we may receive instructions issued by the local authorities on our microloan business model from time to time, or have to depend on verbal clarifications from local authorities. Therefore, if the local authorities make unfavorable interpretation, instruction or ruling against our microloan business model, or modify the local regulatory policies on microloan business in the future, our lending business might be restricted and negatively impacted.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, our subsidiaries and Consolidated Affiliated Entities are required to obtain and maintain various approvals, licenses and permits necessary to operate our business from the central and/or local government, including but not limited to, business license, fund distribution license, certificate for privately-raised investment fund manager, family trust license, insurance brokerage license, and trust business license. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations, which are developing and might conflict with each other. For example, our lending business subsidiary, Noah Rongyitong (Wuhu) Microloan Co., Ltd. (“Rongyitong”), has been approved to carry out microloan business by the local government of Anhui Province. The Guidance on the Pilot Establishment of Microloan Companies, jointly promulgated by the CBRC, which was merged into the CBIRC, and the PBOC, requires that the capital contribution from one individual, entity or other association (including the capital from its affiliates) to a microloan company may not exceed 10% of such company’s total registered capital. The Anhui local rule provides, however, that the shareholding percentage of the major founding shareholder shall not exceed 20% in principle, and the shareholding percentage of another shareholder and its affiliates shall not exceed 10%. The Anhui financial bureau has approved our shareholding structure, namely, Noah Group as a founding shareholder of Rongyitong holding 35% equity interests in it. We cannot assure you that whether we will be required to transfer a portion of our equity interests in Rongyitong to third parties to comply with relevant rules and regulations. If that were to occur, such transfer could affect our overall control of Rongyitong. If we fail to obtain or maintain the required licenses, permits and approvals, we may be subject to fines, confiscation of the income derived from the related business, the suspension of operations and adverse publicity arising from such non-compliance with government regulations. In addition, there can be no assurance that we will be able to obtain, maintain and renew all of the approvals, licenses and permits required for our business operations upon their expiration in a timely manner or at all, which may materially impact our business operations.

As of the date of this annual report, our significant subsidiaries and Consolidated Affiliated Entities had obtained all material licenses, approvals and permits necessary from competent regulatory authorities for our business operations in the jurisdictions in which we operate. We renew all such permits and licenses from time to time to comply with the relevant laws and regulations. As of the date of this annual report, we were not aware of any facts that would prevent us from renewing permits or licenses material to our group.

Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.

Certain of the agreements we entered into with investors in relation to investment products distributed to them permit investors to redeem their investments with us at quarterly or annual intervals, after an initial “lock-up” period during which redemptions are restricted or penalized. If the return on the assets under our management does not meet investors’ expectations, investors may elect to redeem their investments and invest their assets elsewhere. As our recurring service fees correlate directly with the amount of our AUM, redemptions may cause our expected recurring service fees to decrease. Similarly, the total balance of investment products offered or distributed by us to our clients could decrease due to redemptions as well and impact our fees from investment products. Investors may decide to reallocate their capital away from us for a number of reasons, including less satisfactory investment performance, changes in prevailing interest rates which make other investment options more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with, changes in or a broadening of a fund’s investment strategy, changes in our reputation, and departures of, or changes in responsibilities of, key investment professionals. For these and other reasons, the pace of investor redemptions and the corresponding reduction in our AUM and total balance of investment products offered or distributed by us could accelerate. In addition, investor sentiment in stock market may be adversely affected during periods when capital markets are volatile, especially after our transformation to NAV-based products, which may result in decreases in the transaction value of mutual fund products and private secondary products as well as increases in investor redemptions. This may also lead to a flight-to-safety and a change in product mix, causing fluctuations in our fees from investment products. Furthermore, redemptions of the investment products that we manage could ultimately require us to liquidate fund assets under unfavorable circumstances, which may further harm our reputation and results of operations.

Our lending business is subject to credit risks, which could adversely affect our results of operations.

There are inherent risks associated with the lending business provided by us, including credit risk which is the risk that borrowers may not repay the outstanding loans balances. These borrowers are primarily individuals and generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather an economic downturn. Moreover, since the loans made by us are collateralized by real estate properties or investment products distributed by us, any decrease in real estate prices or downturn in the investment performances could adversely affect the values of these collaterals, which may in turn have a negative impact on the ability of borrowers to repay their loans and further adversely affect our operating results and financial condition. Factors, such as inflation, employment levels, local policy changes and other factors beyond our control may increase our credit risks, which may result in material adverse effects on our business and financial conditions.

Our business involves relatively new business models which may not be successful.

Our business comprises various business lines, some of which are relatively new, such as our mutual fund product offerings. Although we intend to devote additional resources to expanding these businesses and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly-evolving market trends or continue to offer innovative products and services, we may fail to capture market demand. In addition, our new business lines will continue to encounter risks and difficulties that early-stage businesses frequently experience, including the potential failure to expand client base in a cost-efficient manner, adequately manage risks and expenses, implement, adapt and modify our client development strategies as needed, develop and maintain our competitive advantages and anticipate and adapt to changing economic, competitive and other market conditions in China’s financing industry. If we are unable to successfully develop our new business lines into profitable businesses, our business and revenues may be materially and adversely affected.

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management and asset management industries in China are all undergoing rapid changes and growth. We operate in a competitive environment and compete for clients on the basis of product offering and performance, client services, reputation and brand names. Our ability to compete in this environment is also affected by license requirements for the distribution of investment products, the provision of asset management and certain other services imposed on businesses operating in such industries. Our future success in each of these areas will depend in part on our ability to continue to maintain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis.

In our wealth management business, we face competition primarily from other independent wealth management companies as well as commercial banks and their wealth management subsidiaries, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds and public securities funds. In addition, our other businesses segment faces competition from a range of financial service providers which offer similar services in China. As part of China’s reform and opening policy, the Chinese government has further liberalized the financial sector in recent years, including lifting certain restrictions on the business scope of financial institutions such as foreign banks, securities companies and fund management companies, reducing quantitative entry conditions for foreign investors to invest in banking and insurance institutions and carry out these businesses, relaxing the limits on foreign ownership of joint ventures in China’s financial sectors such as banking, securities investment fund management companies, securities and insurance companies. If such liberalization continues, we may face additional competition in the industries in which we operate and our market share might be threatened or taken by foreign competitors or their joint ventures operating in the Chinese financial market.

Many of our competitors have greater financial and marketing resources or larger customer base. For example, the PRC commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, larger customer bases and settlement capabilities. Moreover, many product partners with whom we currently have relationships, such as private equity investment firms, are also engaged in, or may in the future engage in, the distribution of third-party investment products and may benefit from the integration of investment products with their other product offerings.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

Adverse changes in China’s or global economic and political policies could materially and adversely affect our business, financial condition and results of operations.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet potential liquidity needs.

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since we derive the majority of our revenues from our operations in China, our business and prospects may be affected by economic, political and legal developments or changes in the financial markets in China. Our revenues ultimately depend on the appetite of our clients to invest in the investment products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and China’s economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased investment by our existing clients. Additionally, our business and prospects are directly affected by the inherent risks associated with the capital markets in China, such as market volatility, overall investment sentiments, fluctuations in capital raising and trading volumes and the creditworthiness of the securities industry. Securities market volatility could discourage investor confidence and reduce securities trading and corporate finance activities, which, in turn, may negatively affect the commission income, recurring service fees and performance-based income we earn from our wealth management and asset management businesses due to reduced value of our wealth management and asset management portfolio and increased client redemptions. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of investment product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations. Specifically, owners of small to medium enterprises and our other entrepreneur clients who face pressures in business operations and cash flow because of the COVID-19 outbreak might reduce their transaction volumes with us.

In addition, our results of operations may also be affected by geopolitical events and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally. There have been concerns over unrest, terrorist threats and the potential for war in the Middle East, Europe and elsewhere, as well as over the conflicts involving Ukraine, Syria and North Korea. For example, the military conflict between Russia and Ukraine has resulted in an escalated regional instability, amplified the existing geopolitical tension among Russia and other countries in the region and in the west, as well as adversely affected commodity and other financial markets or economic conditions. The United States, European Union, the United Kingdom, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, which could adversely affect the global economy and financial markets, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The duration of such military conflict and the related sanctions, as well as their impact on the global financial markets, cannot be predicted. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, there is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the United States and China.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Any financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which any global financial and economic crisis and slowdown of the China’s economy may impact our business, there is a risk that our business, results of operations and prospects may be materially and adversely affected by any global economic downturn and the slowdown of the China’s economy.

Our business is subject to the risks associated with international operations.

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of mainland China representing 23.4% of our total revenues in 2021. Expanding our business overseas exposes us to a number of risks, including but not limited to:

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

Our business may be materially and adversely affected by the effects of natural disasters, health epidemics or other public safety concerns. For example, the outbreak of a novel strain of coronavirus (COVID-19), first reported in December 2019, has spread rapidly throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a “global pandemic”. Many businesses and social activities in mainland China and other countries and regions have been seriously disrupted, including those of us, our suppliers, partners, clients and employees. The global outbreak has also caused market panic, which materially and negatively affected the global financial markets. In particular, we and our clients have experienced and may continue to experience limitations to face-to-face meetings due to quarantine measures and travel bans adopted by governments to contain the spread of this outbreak. In 2020, we have experienced decrease in total revenues generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. In 2021, our business operation had substantially returned to normal levels. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. As a result, various measures, including travel restrictions and stay-at-home orders, have been reinstated and we may have to adjust various aspects of our operations. In addition, the highly-contagious Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. The extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts.

Our headquarters is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in 84 cities in China, and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

In addition, our business, results of operations, financial conditions and prospects could also be adversely affected to the extent that any natural disasters, health epidemics and other outbreaks harms the Chinese and global economies in general.

Certain of the investment products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in China.

Certain investment products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2019, 2020 and 2021, the total value of investment products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 21.0%, 0.8% and 0.9% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM were 10.3%, 8.3% and 4.3% in 2019, 2020 and 2021. Our real estate investments primarily include two properties in Shanghai and two properties in the United States.

Although we are not exposed to risks related to high yield bonds issued by Chinese residential real estate developers, such products are still subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control.

In particular, the real estate industry in China is subject to extensive governmental regulation and policy changes. The PRC government exerts considerable direct and indirect influence on the development of the real estate sector by imposing various industry policies and other economic measures. Specifically, in the past few years, PRC governments at both national and local levels have adopted numerous policies to slow down the surge of real estate prices and to curb speculative buying through more stringent implementation of residential price control measures, some of which were subsequently cancelled when the market turned softer. Such measures may adversely impact the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising capitals they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in the real estate sector.

If we breach fiduciary duties or other contractual obligations as the general partner or fund managers of the funds, our results of operations will be adversely impacted.

Neither the principal nor the return of the products we distribute or manage is guaranteed by us. As such, we do not bear any liabilities for any loss to the capital of the products, provided that (i) the distribution and management of the concerned products are conducted in the ordinary course of business; (ii) we have no fraud or gross negligence during the course of distribution and management, and have no intentional misconduct which will harm the interests of either the fund or the limited partners, and (iii) we have not conducted any other acts which are deemed to breach the fiduciary duty. Because we serve as the general partner or manager for the funds under our asset management business, we have fiduciary duty to the limited partners or the investors. If we are deemed to breach the fiduciary duty, such as failure to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, we cannot assure you that whether our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds that we manage. If the assets managed by us are subject to such claims, our future growth may be materially and adversely affected.

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

Misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct may include but not limited to:

●	engaging in misrepresentation, negligence or fraudulent activities when distributing investment products or providing asset management or other services to clients;
●	improperly using or disclosing confidential information of our clients, product partners or other parties;
●	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
●	accessing and misusing client funds, especially those maintained in segregated accounts for our contract-based private funds; or
●	other conducts not complying with laws and regulations or our internal policies or procedures.

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

We are subject to lawsuits, regulatory actions and other claims in the ordinary course of our business from time to time. In particular, we may face lawsuits, arbitrations or other claims brought by our clients who purchase investment products or services we distribute, offer or provide which turn out to be unsuitable for any reason, such as misconduct by the managers of the third-party funds, or providers of the products that we have recommended or made available to our clients, or illegal, non-compliance or unsatisfactory actions taken by third parties such as suppliers, service providers and other business partners that are outside of our control, or change of legal requirements or regulatory environment. For example, certain credit funds managed by Shanghai Gopher had invested in supply chain account receivables with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited as underlying investable assets. Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities. Shanghai Gopher has received notices from court and arbitration tribunal concerning claims initiated by individual clients as the fund manager. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. We may also encounter claims alleging misrepresentation by our relationship managers or other employees. Moreover, we may not be able to comply with any new regulatory requirement in a timely manner or at all, and we may also be subject to regulatory actions and may encounter additional lawsuits, arbitrations or other claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses.

Claims or actions brought against us may result in settlements, awards, injunctions, fines, claims and penalties or other results adverse to us, including harm to our reputation. In the event that we become subject to claims caused by actions taken or unsatisfactory performance by our suppliers, service providers or other business partners, we may attempt to seek compensation from the relevant suppliers, service providers or other business partners. However, such compensation may be limited. If no claim can be asserted against a supplier, service provider or business partner, or amounts that we claim cannot be fully recovered from the supplier, service provider or business partner, we may be required to bear such losses and compensation at our own costs. Even if we are successful in defending against these actions, we may incur significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when legal or other proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty may be materially adverse to our results of operations and financial condition.

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

There have been many media reports about different financial services companies, consumer-based companies, governmental agencies and other organizations involving unauthorized disclosure of confidential information related to their clients or users in recent years, as well as cyber-attacks involving the dissemination, theft and destruction of corporate information or other assets, which resulted in third-party claims or actions against these companies. There have also been incidents where hackers have requested “ransom” payments in exchange for not disclosing client information or for restoring access to information or systems.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the investment products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on our online service platforms, including our website www.noah-fund.com and our mobile applications, such as WeNoah, Fund Smile and iNoah, to provide our clients with updated information about the products they purchased. Maintaining and improving our technology infrastructure requires a significant level of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced any major system failures, any such future occurrences could reduce client satisfaction, damage our reputation and may materially and adversely affect our financial condition, results of operations and business prospects.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demands for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyrights, trade secret, trademarks, competition laws and contractual arrangements to protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property rights will be sufficient. The implementation, enforcement and scope of protection of intellectual property-related laws in China is evolving and uncertain. Current or potential competitors may use our intellectual property without authorization to develop products and services that are substantially equivalent or superior to ours, which could reduce demands for our solutions and services, adversely affect our operational results and harm our competitive position. Even if we are able to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or we may have to pursue litigation, which could involve substantial costs and diversion of our management’s attention from the operation of our business.

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

Our future success depends to a certain extent on our continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if our efforts are unsuccessful.

Our future success depends to a certain extent on the continued services of our current executive officers and senior management team. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. Qualified employees are in high demand across the financial service industries in China, and our future success depends on our ability to attract, train, motivate and retain highly skilled employees and the ability of our executive officers and other members of our senior management to work effectively as a team.

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China.

If we fail to attract and retain qualified relationship managers, our business could suffer.

We rely on our relationship managers to develop and maintain relationships with our clients for our wealth management business. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. We rely on our relationship managers to distribute investment products, from which we derive substantially all of our revenues. As we further grow our business and expand into new cities and regions, we have an increasing demand for high quality relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient high quality relationship managers to support our further growth. In some of the regions where we have recently established or plan to establish service centers, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract, train and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating cost and reduce our profitability.

We may be subject to domestic and overseas anti-corruption, anti-money laundering, counter-terrorist financing and sanctions related laws and regulations and any failure by us to comply with such laws and regulations could damage our reputation, expose us to significant penalties, and decrease our income and profitability.

We are subject to anti-corruption, anti-money laundering, counter-terrorist financing and sanctions related laws and regulations in the PRC and other jurisdictions where we operate. These laws and regulations require wealth management providers to establish sound internal control policies and procedures with respect to the relevant monitoring and reporting activities. Such policies and procedures require us to, among other things, establish a customer identification system in accordance with relevant rules, record the details of customer activities and report suspicious transactions to relevant authorities.

While we have adopted policies and procedures aimed at detecting and preventing the use of our services to facilitate money laundering activities, terrorist acts or business of sanctioned persons, such policies and procedures may not completely eliminate instances in which we may be used by other parties to engage in money laundering and other illegal or improper activities without our knowledge. In addition, there is no assurance that our employees will always abide by our anti-corruption and integrity policies. In the event that we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines or other penalties against us, and our reputation, financial condition and results of operations may be negatively affected.

We have limited insurance coverage.

Insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. For example, while we are able to obtain professional indemnity insurance in Hong Kong for our operations located there, such insurance offerings are rare in mainland China. Other than casualty insurance on some of our assets, and directors, supervisors and senior executives’ liability insurance, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Shareholders. As of December 31, 2021, there were 361,853 options to purchase Class A ordinary shares outstanding, and 138,834 restricted shares had been issued and were outstanding under the 2017 Share Incentive Plan. In 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB94.9 million, RMB59.8 million and RMB51.0 million, respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Risks Related to Corporate Structure

We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.

The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations including restrictions on foreign investment. For instance, foreign investors are not allowed to own more than 50% equity interests in any PRC company engaging in value-added telecommunications services (“VATS”) with certain exceptions relating to online retail and mobile commerce; in addition, the primary foreign investor must also have experience and a good track record in providing VATS overseas. In our domestic asset management business, we act as the general partner of relevant funds which invest into other equity investment funds or investee companies. In order to comply with the PRC regulatory restrictions on foreign investment in certain industries, such as VATS, the underlying fund manager, fund or company will usually require that investors shall not be foreign-invested enterprises or the foreign capital percentage shall be limited to a specified ceiling.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises (“FIEs”), or the subsidiaries of the FIEs. To comply with PRC laws and regulations, we rely on the Contractual Arrangements with Noah Investment and its subsidiaries to operate a portion of our operations in China, primarily the asset management business. The Contractual Arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment and its subsidiaries; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as our Consolidated Affiliated Entities and consolidate their results of operations into ours. In addition, we hold the required licenses and permits necessary to conduct our asset management business in China through our Consolidated Affiliated Entities. Investors of our ADSs are not purchasing equity interest in our Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of our Consolidated Affiliated Entities. For further details on the Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

One of the shareholders of Noah Investment ceased to be a PRC citizen in 2018. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009) issued by the MOFCOM on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause our company to cease to be deemed a domestic company. However, if the funds for which we have been acting, or will act as the general partner or fund manager invest into other equity investment funds or investee companies in China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries. This may result in violation of foreign investment restrictions by these funds or investee companies or limit our potential investment opportunities due to restrictions on foreign investments in certain industries in China, thus adversely affect our domestic asset management business.

We believe that our corporate structure and the Contractual Arrangements do not result in a violation of the current applicable PRC laws and regulations. Our PRC legal counsel, Zhong Lun Law Firm, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the Contractual Arrangements among our wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, we have been further advised by our PRC legal counsel that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the Contractual Arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, we may lose control of our Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and the Contractual Arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our Consolidated Affiliated Entities’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and the Contractual Arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our Consolidated Affiliated Entities or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our Consolidated Affiliated Entities in our consolidated financial statements.

We rely on our Consolidated Affiliated Entities to operate a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

As noted above, we rely on our Consolidated Affiliated Entities, to operate a portion of our operations in China. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over our Consolidated Affiliated Entities. If Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, our recourse to the assets held by our Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interests in our Consolidated Affiliated Entities, including such equity interests, may be put under court custody. As a consequence, we cannot be certain that the equity interests will be disposed pursuant to the Contractual Arrangement or ownership by the record holder of the equity interests. In addition, we may lose the ability to use and enjoy assets held by any of our Consolidated Affiliated Entities that are important to the operation of our business if those Consolidated Affiliated Entities declare bankruptcy or become subject to dissolution or liquidation proceedings. The Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under the Contractual Arrangements, as a legal matter, if our Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. However, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, which may make it difficult to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

Contractual Arrangements among our PRC subsidiary, Noah Group, one of our Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the Contractual Arrangements that we have entered into among our PRC subsidiary, Noah Group, one of our Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements among Noah Group, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the PBOC according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment under the Contractual Arrangements in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

Because certain shareholders of our Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of our Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain shareholders of Noah Investment, one of our Consolidated Affiliated Entities, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman and chief executive officer, Mr. Zhe Yin, our director, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are either our directors or executive officers and shareholders of our Consolidated Affiliated Entities. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of our Consolidated Affiliated Entities, as what is in the best interest of our Consolidated Affiliated Entities may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing Contractual Arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of Noah Investment, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

We rely on Noah Investment’s shareholders to comply with PRC law, which protects contracts and provides that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the Consolidated Affiliated Entities, we cannot assure you that these measures would be effective in all instances and that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Noah Holdings Limited is a holding company, and we may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements that Noah Group currently has in place with our Consolidated Affiliated Entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

In addition, our PRC subsidiaries and Consolidated Affiliated Entities are required to maintain certain statutory reserves and may also allocate a portion of their after-tax profits to staff welfare and bonus funds, which in each case are not distributable as cash dividends except in the event of liquidation. Any limitation on the ability of our PRC subsidiaries and affiliated entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The corporate structure implemented through the Contractual Arrangements structure has been adopted by many PRC-based companies, including us, to comply with laws and regulations in China. However, substantial uncertainties still exist in relation to the interpretation and implementation of current and future PRC laws and regulations, including the Foreign Investment Law, especially in regard to the permissibility of the Contractual Arrangements. While the Foreign Investment Law does not comment on the concept of “de facto control” and does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. We cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our Consolidated Affiliated Entities under the Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law or any other future laws, administrative regulations or provisions deem contractual arrangements as a type of foreign investment, when the funds that we act as the general partner invest into other equity investment funds or companies in China (either directly or through the investments in other equity investment funds), there could be a risk that such funds or companies may be deemed as having foreign investment in their shareholding structure when governmental authorities review such funds or investee companies’ applications for certain approvals or licenses in industries that are subject to foreign investment restrictions. Any such future changes in applicable laws or regulations could reduce the investment opportunities available to us.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and Consolidated Affiliated Entities. We may make loans to our PRC subsidiaries and Consolidated Affiliated Entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans made by us to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the SAFE, or filed with SAFE in its information system. We may also provide loans to our Consolidated Affiliated Entities or its subsidiaries or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the macro-prudent adjustment parameter for cross-border financing has been decreased to 1 from 1.25. Moreover, any medium or long-term loan to be provided by us to our Consolidated Affiliated Entities or its subsidiaries or other domestic PRC entities must also be registered with the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the competent administration for market regulation.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”) which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019 (“SAFE Circular 28”), pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with relevant laws and regulations. As SAFE Circular 28 is newly issued and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or the record-filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our Consolidated Affiliated Entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or record-filings, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debt securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included in our annual report filed with the Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 14, 2021, the Accelerating Holding Foreign Companies Accountable Act was formally introduced to the U.S. House of Representatives for consideration. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

On September 22, 2021, the SEC approved a rule adopted by PCAOB, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule was approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our independent registered public accounting firm is subject to the determinations that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”), issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the U.S. Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the U.S. Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from NYSE, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law (the “Opinions on Securities Activities”), which announced the plans to take effective measures to enhance the administration over illegal securities activities and the supervision on the offering and listing of PRC domestic companies in an overseas market, including promoting the construction of relevant regulatory systems.

On December 24, 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Filing Measures”), which, if become effective, require that a PRC domestic company that seeks to offer and list securities in an overseas market, whether through direct or indirect form, to file the required documents with the CSRC within three working days after such application for overseas offering and listing is submitted, and stipulate certain circumstances under which the overseas offering and listing would be prohibited, as well as the measures taken by the CSRC if a PRC domestic company falls into any of such circumstances prior to the overseas offering and listing, such as imposing a postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and listing application documents have been filed. As of the date of this annual report, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.

On December 28, 2021, the Revised Cybersecurity Review Measures was released, which stipulate, among others, that the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. See also “—Risks Related to Our Business—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber security. Failure of cyber security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Furthermore, the PRC governmental authorities may have wide discretion on the interpretation and enforcement of the foregoing regulations, and we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our ADSs. If it is determined in the future that approvals, filings, registrations or other kind of governmental authorisation from the CSRC or other PRC governmental authorities are required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, it is uncertain whether we can or how long it will take us to obtain such authorisation, and whether any such authorisation could be rescinded. Any failure to obtain or delay in obtaining such authorisation, or a rescission of any such authorization if obtained by us, may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial condition or results of operations.

PRC governmental authorities’ significant authority in regulating our operations and their oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in which we hold equity ownership interests, and our Consolidated Affiliated Entities controlled under the Contractual Arrangements. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

In particular, The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Securities Activities issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;
●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and
●	extraterritorial application of China’s securities laws.

As the Opinions on Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The PRC government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. See also “—Risks Related to Our Business—Any failure to ensure cyber security or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations” and “—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber security. Failure of cyber security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cyber security. Failure of cyber security and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cyber security and data privacy, including the receipt, processing, storage, and transmission of the data of our clients and others, much of which is confidential. We are subject to various regulatory requirements relating to cyber security and data privacy, including, without limitation the PRC Cybersecurity Law (the “Cybersecurity Law”). The Cybersecurity Law requires, among others, a network operator to adopt technical measures and other necessary measures to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law also reaffirms certain basic principles and requirements on personal information protection.

Regulatory requirements on cyber-security and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (the“Data Security Law”), which took effect on September 1, 2021. The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in PRC to foreign judicial or law enforcement departments without the approval of competent PRC authorities. In Addition, the Personal Information Protection Law of the PRC (the“Personal Information Protection Law”), issued on August 20, 2021 by the SCNPC, further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Even though we have already taken necessary organizational and technical measures in accordance with applicable legal requirements to protect the safety of our network facilities and the data processed by us, we may still face risks inherent in handling and protecting large volumes of data, including protecting the data temporarily hosted in our system, detecting and prohibiting unauthorized data sharing and transfers, preventing attacks on our system by outside parties, foiling any fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or attempts by third parties to illegally obtain the data that results in any actual or perceived release of client data could damage our reputation and brand, deter current and potential clients from using our services, affect our business and results of operations, and expose us to potential legal liability.

The Regulations on Network Data Security Management (Draft for Comments), or the Draft Network Data Regulations, was released by CAC on November 14, 2021. According to the Draft Network Data Regulations, data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Network Data Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Network Data Regulations also require that data processors processing important data or listed overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, the Network Data Regulations had not yet been formally adopted and there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, and we cannot assure that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us. On December 28, 2021, Measures for Cybersecurity Review was issued by CAC jointly with other governmental authorities, which took effect on February 15, 2022. Under the Measures for Cybersecurity Review, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. Besides, according to the Measures for Cybersecurity Review, a network platform operator who processes the personal information of more than one million users and is seeking for listing in a foreign country must apply for a cybersecurity review. In addition, according to Article 16 of the Measures for Cybersecurity Review, member organizations of the cybersecurity review working mechanism may initiate cybersecurity review towards network products, network services, and data processing activities ex officio, which means we may be also subject to cybersecurity review when the Working Members initiate such cybersecurity review ex officio.

Based on Measures for Cybersecurity Review, cybersecurity review shall focus on the assessment of a number of national security risk factors of the relevant object or situation, including but not limited to, risks of any illegal control or supply chain interruption of critical information infrastructure, and risks of illegal use or cross-border transmission of data. As advised by our PRC legal counsel, Zhong Lun Law Firm, we should not be deemed as an operator of critical information infrastructure and the network products and services purchased and used by us are general network products and services in the market, and there is no obvious risk of supply chain interruption. We have not received any material queries or notifications from the CAC or other PRC governmental authorities and have not been subject to any material administrative penalties or other sanctions by any competent regulatory authorities in relation to cybersecurity, data and personal information protection. There has been no material cybersecurity or data protection incidents with respect to data or personal information theft, leakage, damage or loss. Our data will be transferred to recipients located in regions and countries outside the territory of mainland China, such as Hong Kong and the United States. However, since we process less than one million users’ personal information and transmit an insignificant number of users’ personal information to overseas recipients, the possibility for us to apply to the CAC for cybersecurity review is relatively low. Besides, we have taken necessary technical and organizational measures to protect the security of the data being transferred abroad, including using data encryption to secure personal information when it is in transit. We have also established a basic cybersecurity and data protection system pursuant to the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations.

There are uncertainties as to the interpretation and application of these cybersecurity laws, regulations and standards, which laws may be interpreted and applied in a manner that is inconsistent with our current policies and practices or require changes to the features of our system. If we are unable to address any data security and information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security and data privacy, which could require us to incur additional costs and restrict our business operations.

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

The majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

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

SAFE has promulgated several rules and regulations that require PRC individuals and PRC corporate entities to register with and obtain approval from SAFE or its local branches in connection with their direct or indirect offshore investment activities (the “SAFE Rules”). In July 2014, SAFE promulgated the SAFE Circular 37, which replaces the Circular on Relevant Issues Concerning Foreign Exchange Administration on PRC Residents’ Financing and Round-Trip Investment via Offshore Special Purpose Vehicles, or SAFE Circular 75. These SAFE Rules are applicable to our shareholders who are PRC individuals or PRC corporate entities and may be applicable to any offshore acquisitions that we make in the future.

Pursuant to SAFE Circular 37, PRC residents (including PRC individuals and PRC corporate entities) who make direct or indirect investments in offshore special purpose vehicles (the “SPV”), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of the basic information, such as any change relating to the PRC individual shareholder, name or operation period, or any material events, such as increase or decrease of capital contribution, share transfer or exchange, or merger or division. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Pursuant to SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. However, due to the inherent uncertainty in the implementation of regulations by the PRC government authorities, these SAFE registrations may not always be practically available under all circumstances prescribed in these regulations.

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

We and our employees who are “domestic individuals” and have been granted share options (the “PRC optionees”), became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our PRC optionees have completed the registration requirement under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis as new awards are granted. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the SAT has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. However, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. We cannot guarantee that our current practices will comply with future interpretations of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rule, and any failure to comply could subject us to fines and other legal sanctions.

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

Pursuant to the PRC Enterprise Income Tax Law, orthe EIT Law, dividends generated and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

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

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that our company or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2021, because neither we nor these subsidiaries are controlled by a PRC enterprise or PRC enterprise group, and because our records and these subsidiaries’ records (including the resolutions of the respective boards of directors and the resolutions of the respective shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if our company is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our ADSs may be materially and adversely affected.

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

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in the PRC may increase our labor cost and adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law of the PRC (the “Labor Contract Law”), which became effective in January 2008 and was subsequently amended in July 2013. The Labor Contract Law establishes more restrictions on and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, subject to certain conditions, or after the employee has worked for the employer for ten consecutive years. The employer is also required to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Labor Contract Law, if we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$28.58 to US$52.77 in 2021. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most China-based companies whose shares are traded in the United States. The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

●	variation in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	regulatory developments in our target markets affecting us, our clients or our competitors;
●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;
●	changes in the performance or market valuations of other companies in the industries in which we operate;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	detrimental adverse publicity about us or our industry;
●	conditions in the industries in which we operate;
●	announcements by us or our competitors of new services, investments, acquisitions, strategic relationships, joint ventures or capital commitments;
●	addition or departure of key personnel;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs.
●	sales or perceived potential sales of additional ordinary shares or ADSs; and
●	potential litigation or regulatory investigations.

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

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, mainland China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our ADSs, regardless of our operating performance. In the past, shareholders of a public company have often instituted securities class action suits against us following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The volatility resulting from any of the above factors may affect the price at which you could sell the ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial

Our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin, have considerable influence over important corporate matters. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes on all matters that are subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, as of February 28, 2022, Ms. Jingbo Wang and Mr. Zhe Yin beneficially owned 28.4% of our share capital and controlled 60.8% of the aggregate voting power of our company. As a result, Ms. Jingbo Wang and Mr. Zhe Yin have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions, and they may take actions that are not in the best interest of us or our other shareholders. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price and could result in a reduction in the price of our ADSs.

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

There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs as a source of future dividend income.

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

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The remaining Class A ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act of 1933, or the Securities Act.

Certain holders of our shares have the right to cause us to register under the U.S. Securities Act the sale of their shares. Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of ADSs to decline.

Techniques employed by short sellers may drive down the trading price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

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

Our Memorandum and Articles contain provisions that could discourage a third party from seeking to obtain control of our company, which could adversely affect the interests of holders of our Class A ordinary shares and ADSs by limiting their opportunities to sell them at a premium.

Our Memorandum and Articles contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that grant to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series which may be greater than the rights of our Class A ordinary shares. The provisions could have the effect of depriving holders of our Class A ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, in connection with the settlement of the Camsing Incident, we voluntarily made an ex gratia settlement offer to affected clients. An affected client accepting the offer shall receive restricted share units, which upon vesting will become Class A ordinary shares of our company. The maximum number of Class A ordinary shares to be issued by our company to these settled clients would account for approximately 11.4% of the total issued shares of our company as of December 31, 2021, and account for approximately 6.4% of the voting rights of our company as of December 31, 2021. Such settlement plan will, and any future settlement plan may dilute your holdings in our company.

However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act or exempt from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the U.S. Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

Holders of our ADSs may be subject to limitations on transfer of your ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We may be involved in class action lawsuits in the United States in the future. Companies that have experienced volatility in the volume and market prices of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

You may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations in mainland China and all of our directors and officers reside outside the United States.

We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits underlying the dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given, provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty or similar fiscal or revenue obligations, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

In addition, as a company primarily operating in mainland China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors more generally.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than shareholders of a corporation incorporated in a jurisdiction in the United States would have.

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

Although the application of the PFIC rules is unclear in many important respects and the required calculations yield results very close to the line, based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, we believe we were a PFIC for our taxable year ended December 31, 2020.

PFIC status for a taxable year is based on an annual determination that cannot be made until the close of such taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects (including with respect to our treatment of our Consolidated Affiliated Entities as being owned by us for United States federal income tax purposes). The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. The U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our being a PFIC for the taxable year ended December 31, 2021.

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

The Organization for Economic Cooperation and Development has developed a Common Reporting Standard (the “CRS”) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by many jurisdictions. Effective on January 1, 2017, CRS and its implementing legislations in mainland China and Hong Kong require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between mainland China and Hong Kong officially came into effect. Hong Kong and mainland China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information. While CRS was modeled on the U.S. Foreign Account Tax Compliance Act (the “FATCA”), the scope, coverage and volume under CRS are significantly greater than that under FATCA, which requires non-U.S. institutions to report to the IRS if U.S. tax payers have an account with the non-U.S. financial institution and have met the standard of the overseas financial assets. As the reporting requirement under CRS is burdensome, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in mainland China, Hong Kong and other jurisdictions subject to CRS in which we conduct or may conduct business in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and anti-corruption laws in other applicable jurisdictions.

As an NYSE listed company with operations in various countries, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions. The FCPA generally prohibits companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Companies subject to the FCPA may be held liable for actions taken by partners or representatives. We may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, results of operations, including our relationships with our clients, and our financial results. Compliance with the FCPA and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Item 4.   Information on the Company

A.	History and Development of the Company

We are a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for HNW investors.

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

We commenced our asset management business in 2010 when Gopher Asset Management Co., Ltd. and its subsidiaries (collectively, “Gopher Asset Management” or “Gopher”) were established. The business scope of Gopher covers private equity and venture capital investment, real estate investment, public securities investment, and multi-strategy investment. In 2012, Noah Upright (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co. Ltd.), a wholly owned subsidiary of Noah, obtained the “No. 001” fund distribution license issued by the China Securities Regulatory Commission (the “CSRC”) in China.

We officially launched our overseas business expansion in February 2012. We first established Noah HK and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission, Hong Kong SFC or the SFC, as well as an insurance broker license in Hong Kong. Subsequently, we further expanded our overseas presence by launching offices in Taiwan, Silicon Valley, New York and Singapore. We have obtained and maintained family trust licenses in Hong Kong and Jersey Island, investment advisor license and insurance brokerage license in the United States, as well as capital market services license, family trust license and exempt financial advisor license in Singapore.

Our principal executive offices are located at Building 2, 1687 Changyang Road, Yangpu District, Shanghai, China and Building C and F, 32 Qinhuangdao Road, Yangpu District, Shanghai, China. In May 2021, we purchased office premises with a gross floor area of approximately 72,000 square meters at 218, Shaohong Road, 1226 and 1256, South Shenbin Road, Minhang District, Shanghai, which will be used as our new headquarters. Our telephone number is (86) 21 8035-9221. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business Overview

Founded in 2005, we are a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for HNW investors. Substantially all our RMB-denominated financial products are managed and distributed in China, and most of our foreign currency denominated products are managed and distributed through our Hong Kong subsidiary, Noah HK, which serves as our offshore booking center.

With over 15 years of operating experience, we continue to distribute and manage financial products and provide comprehensive financial services to our HNW and ultra HNW clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Our Business Model

We provide comprehensive financial services through our subsidiaries and Consolidated Affiliated Entities, comprising our wealth management business, asset management business and other businesses, to our clients. In 2021, our wealth management business, asset management business, and other businesses contributed to 74.2%, 24.2% and 1.6% of our total net revenues, respectively.

●	Wealth management business. Through the licensed distribution channels operated by our subsidiaries, we offer various investment products, including primarily domestic and overseas mutual fund products, private secondary products and other products, on behalf of our third-party product partners and Gopher, our asset management arm. We also provide customized value-added financial services to our clients, including investor education and trust services.
●	Asset management business. Through Gopher, our asset management arm, we manage our clients’ investments in private equity, real estate, public securities, multi-strategy and other investment products. We conduct our domestic asset management business through our Consolidated Affiliated Entities, and overseas asset management business through our subsidiaries Noah HK and Gopher GP.
●	Other businesses. This segment mainly includes lending services whereby we make secured loans to creditworthy clients through our subsidiaries. Since the third quarter of 2019, we have decreased lending and other businesses as we strategically shifted focus to our core wealth management and asset management businesses.

Historically, we also offered private equity products through our wealth management business. Following the enactment of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures in October 2020, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, our wealth management business ceased offering private equity products, and now primarily focuses on distributing mutual fund products and private secondary products. We now provide private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients.

We have an innovative business model tailored to the needs of our clients, characterized by (i) our unique ecosystem with leading product partners, including fund managers and top PE/VC general partners, (ii) a diversified product mix that contributes to a favorable revenue structure with competitive profit margins and delivers successful investment results, and (iii) significant synergies and high operating efficiency. We are a pioneer in China’s HNW wealth management services industry, and are the first wealth manager to have built an ecosystem with leading private secondary funds and PE/VC firms in China. Leveraging our early-mover advantage, deep understanding of the industry, strong execution capabilities and rigorous risk management, we have developed a comprehensive set of product offerings in collaboration with our product partners.

Set forth below is a diagram illustrating our unique ecosystem:

[1]

Following the enactment of the Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and we now provide private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients.

[2]	Others include insurance products, multi-strategies products and others.

Our Clients

We primarily serve Chinese HNW and ultra HNW clients who reside in mainland China or overseas with total investable assets exceeding RMB6.0 million. In addition to individual clients, we also strategically provide services to certain institutional clients, including entities affiliated with such individuals, such as their family offices, as well as other institutional investors. In 2021, we started to provide mutual funds and related wealth management services to satisfy our institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”, operated by our PRC subsidiary Noah Upright. We have attracted a loyal and high quality client base, with approximately 42,764 active clients (including mutual fund-only clients) as of December 31, 2021.

Our client base has experienced significant growth in recent years. The table below sets forth certain information regarding our clients as of or for the periods indicated.

	As of December 31,
	2019	2020	2021
Number of active clients (excluding mutual fund-only clients)	14,538	12,161	12,831
Number of active clients (including mutual fund-only clients)	31,495	34,213	42,764

In order to provide targeted and personalized services to our clients, we classify our clients into five categories based on their AUA with us, namely ivory, gold, platinum, diamond, and black card clients, with the black card clients being the highest level. The number of our black card clients and diamond card clients reached 1,722 and 6,475 as of December 31, 2021, with an AUA per client of RMB76.1 million (US$11.9 million) and RMB16.5 million (US$2.6 million), respectively.The table below sets forth the number of our core clients as of the periods indicated.

	As of December 31,
	2019(3)	2020(3)	2021
Number of black card clients(1)	1,139	1,250	1,722
Number of diamond card clients(2)	5,235	5,685	6,475
(1)	Black card clients refer to clients with an AUA of over RMB50 million (approximately US$7 million).
(2)	Diamond card clients refer to clients with an AUA of over RMB10 million (approximately US$1.4 million) but less than RMB50 million (approximately US$7 million).
(3)

Starting from the second quarter of 2021, in order to more accurately identify our core client group, we have made certain adjustments to our client membership AUA calculation mechanism to align with the AUA basis for charging recurring service fees. Specifically, private equity products are calculated based on subscription amount while public securities products are calculated based on NAV under the new mechanism. We have also retrospectively adjusted the calculation for the prior periods to conform to the current mechanism.

We have a loyal client base. Our repeat client rate was 64.7% in 2021.

Client Onboard Process and Key Contractual Terms

When a client opens an account with us, we require the client to complete our preliminary know-your-client (“KYC”) and anti-money laundering (“AML”) review process, including submitting documents for proof of their identities and declaring their source of funds for investments, for the account registration. We enter into a set of standard client service agreements with our clients at account opening. Such client service agreements set forth rights and obligations of our clients when using service provided by us and authorizes us to collect and use certain personal information of our clients.

They will also receive an investor right notification form setting forth their interest and risks in purchasing such products. We require our clients to complete a full set of KYC and AML procedures designed for the specific product, including the procedures evaluating their levels of investable assets and risk tolerance.

Our Key Products and Services

Our Wealth Management Business

We provide diversified investment products, customized asset allocation and value-added services to our clients inside and outside of China for our wealth management business through our subsidiaries. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ wealth management needs, minimizing their risks while generating attractive returns. Our clients benefit from our comprehensive services, expertise and capacities, including, among others, investor education services and trust services. In 2019, 2020 and 2021, net revenues contributed by our wealth management business were RMB2,319.3 million, RMB2,366.3 million and RMB3,194.9 million (US$501.3 million), representing 68.4%, 71.6% and 74.2% of our total revenues, respectively.

Revenue Model

For our wealth management business, we generate revenue primarily from the offering of investment products and services to our clients through our subsidiaries in four ways: (i) one-time commissions paid by funds managed by our product partners, (ii) recurring service fees paid by our product partners or funds managed by them over the duration of the investment product, (iii) sharing of a portion of the performance-based income earned by product partners who manage the products, and (iv) revenue from comprehensive services we provide, especially the revenue from our investor education business. We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenue when the underlying insurance contracts become effective. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute, in accordance with the investment agreements with our clients.

Set forth below is a diagram illustrating the business and revenue model of our wealth management business:

Investment Product Offerings

We have a proven track record of consistently pioneering a broad array of innovative and high-quality investment products and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the three years ended December 31, 2019, 2020 and 2021, the domestic and overseas investment products provided by our product partners and Gopher primarily consist of:

●	mutual fund products, which are publicly-raised, public securities investment funds;
●	private secondary products, which are privately-raised investment funds with underlying assets consisting of publicly listed securities and bonds in the secondary market;

●	private equity products, including investments in (i) various PE/VC funds sponsored by third party domestic and international asset management firms, (ii) real estate equity funds, and (iii) PE/VC funds managed by Gopher, including FoFs, feeder funds, S funds and direct and co-investment funds. Following the enactment of the Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and we now provide private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients;
●	other products we distribute or provide or manage but cannot be classified into any of the above product categories, such as insurance and multi-strategy products.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2019		2020			2021
	RMB	%	RMB		%	RMB		US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	15,511	19.8	37,981		40.1	37,169		5,833	38.2
Private secondary products	10,867	13.8	35,162		37.1	37,776		5,928	38.9
Private equity products	14,279	18.2	17,876	(1)	18.9	18,069	(1)	2,835	18.6
Other products	37,867	48.2	3,717		3.9	4,189		657	4.3
All products	78,524	100.0	94,736		100.0	97,203		15,253	100.0
(1)	Following the enactment of Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and we now provide private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients. In particular, in 2020, a total of RMB5.2 billion private equity products were offered by Gopher. The figures are included in the table for illustration and comparison purposes only.

Overseas Wealth Management

In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in China, who typically only have domestic and RMB-denominated product offerings. In 2021, revenue from our overseas products accounted for 23.4% of our total revenues.

Comprehensive Services

In addition to the investment products we provide to our clients, we develop and provide customized value-added financial and related services to our clients to better serve their needs.

●	Investor Education: We primarily provide our investor education services under the brand name “Enoch Education”, organizing various types of online and offline training programs to our individual clients and their families. These programs include wealth planning, market insights and entrepreneurship camps. We charge attendees fees for these events primarily based on the duration (which typically last up to one year) and location of each program.

Since the launch of our investor education services, we have organized more than 400 training sessions, which have attracted more than 20,000 investors. We believe that Enoch Education is an important tool for building our business as it raises the financial sophistication of our clients, enables us to deepen our relationships with them, and broadens the clients’ investment knowledge, all of which are believed to further enhance their loyalty and willingness to invest with us, especially for long-duration products.

●	Trust Services: We currently offer international trust services in Hong Kong, Jersey Island and Singapore through Ark Trust (Hong Kong) Limited (“Ark Trust”), Ark Trust (Jersey) Limited and Ark Trust (Singapore) Ltd., respectively. Ark Trust was founded in 2014 and is one of the first family trust service companies registered outside of mainland China among the independent wealth management companies in China. Ark Trust provides a full range of services to our clients, including family trust and fiduciary services, employee stock ownership plans, charitable trust services and wealth planning services.

Our Asset Management Business

To further address the asset allocation needs of our clients, we started our asset management business in 2010 under the brand name Gopher. We manage investments with underlying assets in mainland China through our Consolidated Affiliated Entities and outside of mainland China through our subsidiaries Noah HK and Gopher GP, denominated in Renminbi or other currencies. Our AUM were RMB170.2 billion, RMB152.8 billion and RMB156.0 billion (US$24.5 billion), respectively, as of December 31, 2019, 2020 and 2021.

Revenue Model

We generate revenue from our asset management business through our Consolidated Affiliated Entities and certain overseas subsidiaries primarily in the form of (i) one-time commissions from funds managed by Gopher when the investment product was distributed directly by Gopher, (ii) recurring service fees paid by funds managed by Gopher over the duration of the investment products and (iii) performance-based income from funds for which we serve as the fund managers.

Set forth below is a diagram illustrating the business and revenue model of our asset management business:

Given that over 80% of Gopher’s AUM as of December 31, 2021 consisted of private equity investments which generally have a long duration with no contractual redemption rights or high redemption costs as provided under the relevant subscription agreements, we believe that the recurring service fees we earn are relatively predictable and sustainable. Starting from 2021, as more PE/VC funds in Gopher’s AUM have approached their respective exit windows following the investment period, we expect to collect more performance-based income from those funds that achieve excess returns.

Investment Structure

Gopher establishes fund vehicles (the “Gopher Funds”) as investment vehicles to raise capital from clients and manage the investments. The investment portfolio of Gopher Funds includes primarily (i) private equity investments, including equity investments into private companies and commitments in private equity funds; (ii) public securities investments, including direct investments in public securities and commitments in money market funds, mutual funds and private secondary funds. In particular, Gopher launched its target-strategy products in 2021, a series of NAV-based products utilizing different investment strategies aiming to deliver stable investment returns with relatively low volatilities, to meet clients’ investment targets; (iii) real estate investments, typically in the form of equity of private companies holding such investments; and (iv) multi-strategy and other investments, primarily consisting of multi-asset portfolios and family office accounts.

We act as the fund manager and/or general partner for the Gopher Funds and collect management fees and performance-based income. We also invest in certain Gopher Funds as general partners, and our equity interests in each individual fund are normally less than 3%. The following table sets forth the typical structure of a Gopher Fund:

Product Offerings

As a multi-asset management service provider, Gopher invests in different categories of assets, including:

●	private equity investments, including investments in the leading domestic and overseas private equity funds through FoFs, feeder funds and S funds, as well as direct and co-investments in sectors such as TMT, financial services and healthcare. For the year ended December 31, 2021, the AUM of Gopher’s private equity investments was RMB130.9 billion (US$20.5 billion), covering 84 Gopher PE/VC FoFs, and directly or indirectly through these funds, invested in more than 7,000 companies.

FoFs. In 2010, we established the first market-oriented FoF by private capital in China. Our asset management business has historically focused primarily on investments in FoFs, whereby the Gopher Funds invest in one or more third-party managed funds, which directly or indirectly invest in portfolio companies or other investment portfolios. The graph below illustrates the portfolio structure of a simple FoF. Major Gopher PE/VC FoFs typically involve several layers of FoFs and/or feeder funds structure. Under such structure, multiple Gopher Funds are set up as intermediate investment vehicles, which are managed by Gopher for the purpose of asset and ownership segregation.

Feeder funds. We also manage feeder funds that invest in certain single third-party managed funds. Such third-party managed funds usually have multiple feeder funds as capital sources. Following the enactment of the Supervision Measures, we leverage primarily feeder funds to raise capital for our PE/VC investment partners. The graph below illustrates the investment structure of our feeder funds that invest in single third-party managed funds.

S funds. In May 2013, we introduced the first S fund to HNW and ultra HNW investors in China. The S funds explore investment opportunities by investing in pre-existing limited partner commitments in the private equity market, which allows private equity investors to sell their investments in private equity funds. S funds typically invest in more diversified investment portfolios than primary PE funds, and typically deploy capital faster and have a shorter investment term than other private equity investments ranging from 2 years to 3 years. The graph below illustrates the portfolio structure of our S funds.

●	Public securities investments, mainly including Target Strategy, namely a series of NAV-based products utilizing multiple investment strategies to manage underlying assets consisting of publicly listed securities, FoF and MoM investments, as well as direct investments in listed companies. Gopher also launched bond funds in 2019. Gopher has a dedicated investment team managing Target Strategy products, which consist of active, balanced and conservative types of funds, utilizing diverse strategies with an aim to create long-term and stable investment returns with relatively low volatility. For the MoM approach, we as the fund manager choose third-party fund managers for certain investment programs of the Gopher Funds and monitor their performances. The third-party fund managers specialize in utilizing different investment strategies to diversify risks and achieve different investing goals amid market volatilities. These third-party fund managers receive an incentive service fee.

●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2021, our real estate investments primarily included two office buildings in Shanghai through a FoF investment, namely Gopher Aroma Plaza and Gopher Garden Place. Our real estate investments as of December 31, 2021 also included two rental apartment projects in the United States.
●	Multi-strategy and other investments. Our multi-strategy investments primarily include multi-asset portfolios and family office accounts. We use asset allocation principles to build multi-asset portfolios and multi- or single-family office accounts. Starting from the third quarter in 2019, we stopped investing in private credit products and started to redeem all outstanding private credit products. By the end of the second quarter in 2021, Gopher had successfully exited approximately RMB30 billion of private credit product investments, marking an important milestone of transformation to NAV-based products.

For a discussion of the change of our wealth management product mix during the three years ended December 31, 2019, 2020 and 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Key Performance Indicators—AUM.”

Overseas Asset Management

In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform to identify and source non-RMB-denominated investment products for onshore and offshore individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on US real estate investments. As of December 31, 2021, the overseas AUM of Gopher reached RMB28.4 billion (US$4.5 billion), representing 18.2% of the total AUM for our asset management business.

Our Portfolio Companies

Our Gopher Funds strive to invest into companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher Funds have invested in many portfolio companies that have achieved outstanding performance and hence generating more performance-based income, which demonstrates our strong asset management capabilities. As of December 31, 2021, Gopher’s AUM included 84 Gopher PE/VC FoFs, which in aggregate invested in more than 200 funds managed by third parties, and directly or indirectly through these funds, invested in more than 7,000 companies, many of which had achieved substantial growth. As of December 31, 2021, more than 400 companies Gopher invested in had successfully become listed companies and more than 100 companies had grown into unicorn companies with a valuation over US$1.0 billion.

Our Product Partners and Investment Partners

We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we collaborate encompass a variety of institutions and companies, mainly including PE/VC general partners, mutual fund managers and private secondary fund managers. We distribute investment products provided by these product partners directly, and for our asset management business, our Gopher Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher Funds as asset management products to our clients. In certain occasions, our Gopher Funds also co-invest with our investment partners into portfolio companies directly. During the three years ended December 31, 2019, 2020 and 2021, we collaborated with over 100 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business.

We have a strong presence in private equity investment industry, and has built collaborative relationships with 15 out of the top 20 VC fund managers as named in the “2021 Annual List of Chinese Venture Capital Investment Institutions” in December 2021 by CV Info, one of China’s leading third-party private equity information providers, and nine of the top 20 international PE firms as named in “Private Equity International’s PEI 300 list” for 2021.

In addition to leading PE/VC firms, we also collaborate with other financial institutions to provide a variety of investment products. Specifically, we currently collaborate with private secondary fund managers, such as Perseverance Asset Management and Greenwoods, as one of their exclusive distribution channels for public securities. Our onshore mutual fund platform, “Fund Smile”, currently works with all of the top 20 non-money market funds and 47 out of the top 50 non-money market funds in China in terms of AUM as of the end of 2021.

Key Contractual Terms with Product Partners for Our Wealth Management Business

We enter into service agreements with the product partners for the majority of the products we distribute through our wealth management business. These service agreements usually expire upon the redemption of the underlying investment products. Under these agreements, we typically undertake to provide the counterparty with services relating to our clients’ purchases of the relevant products. Such services generally include providing our clients with information on the relevant products, evaluating the financial condition and risk profiles of those clients who desire to purchase the relevant products, educating them on the transaction documentation as well as furnishing other assistance to facilitate their communications with the product partners.

Under our service agreements with respect to our fund products distributed through our wealth management business, we also undertake to assist the product partners to maintain investor relationships by providing our clients who have purchased the relevant products with various post-investment services, including investor communications assistance and periodic portfolio management reports.

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

Product Development and Selection Philosophy

Our product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. For our wealth management business, our team is primarily responsible for selection of wealth management products to be distributed by our wealth management segment, whereby for our asset management business, our team strives to develop and structure the investment products offered by Gopher. Our product selection efforts are guided by our comprehensive research, which provides a top-down review on our overall tactical asset allocation strategy at least quarterly, based on which our product team develops strategies in each asset class.

We strive to provide a variety of investment products to our clients. Based on our research, we strategically select products that captures current investment opportunities, as well as products of stable long-term performance. We believe such product mix allows our investors to customize their investment portfolio based on their risk appetite and return expectations.

As for our asset management business, Gopher’s investment philosophy focuses on identifying and capturing opportunities from emerging trends in the market, evaluating a wide range of assets and investment opportunities from numerous investment partners, and constructing investment portfolios through vigorous due diligence process. Moreover, we seek to minimize volatility of the performance of our investments by investing in a wide range of asset classes and investment structures, which enhances the sustainability of our revenue streams under various economic circumstances.

Product Development and Selection Process

Each product offered to our clients, including the investment products we distribute and asset management products we offer, must go through a strictly implemented product screening procedure as indicated in the diagram below:

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

●	In the project screening stage, our professionals select the potential product or the proposed investment portfolio from a broad range of investment products and review our internal due diligence findings to determine whether the product may be suitable for investment and/or distribution to our clients. A prospective product or investment needs to be approved by at least a majority of the members participating in the project screening meeting before the product or investment moves onto the next stage.
o	For investment products, we have adopted an effective screening mechanism that analyzes and evaluates the proposed investment product or portfolio both qualitatively and quantitatively. To facilitate the screening of the fund products, we maintain a whitelist of fund product providers that we update on real-time basis. Our wealth management arm conducts independent assessment of investment products developed by Gopher.
o	For each proposed investment under our asset management business, in particular private equity direct or co-investments, we designate a dedicated project team to conduct preliminary due diligence on the potential investment target. After conducting the preliminary review, the project team submits an investment analysis and due diligence memorandum on the investment targets, focusing on investment overview and recommendation, market opportunities, investment strategies, investment return analysis, eligible investors, key risks and risk control solutions, among other considerations. If necessary, we will also engage qualified third-party services providers such as independent auditors and law firms to conduct independent research and analysis on our proposed investment portfolio.
●	In the project evaluation stage, our professionals analyze the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.
●	In the risk control stage, our core management team meets to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the investment in the portfolio and/or distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before it is officially launched.

We have also established a complete risk management system for our daily operations. On the product provider side, we have policies and procedures regarding, among other things, periodically reviewed product ratings, anti-bribery control, as well as post investment portfolio monitor and alert system. See “—Risk Management and Internal Control.”

In particular, we rigorously monitor the performance of our asset management products offered by Gopher on a real-time basis. We have established a systematic post-investment monitoring mechanism to track the performance of funds we manage and to establish a long-term relationship with the fund managers whose funds we invested in. We have built a proprietary system, the GIMSP, which tracks the profiles and performance of all invested funds and underlying projects and consolidates such information in our internal database. This enables us to understand investment trends and develop the corresponding strategies in an innovative way. See “—Our Technologies.”

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

Our integrated client service team adopts the “Noah Triangle” solution to provide efficient professional services to our clients. Based on our clients’ specific needs, a typical Noah Triangle consists of: (i) one account representative who is a client relationship manager primarily for originating and maintaining client relationships, as well as providing asset allocation advisory services, (ii) one or more solution representatives, each with certain specialized knowledge to provide detailed and more technical advice regarding our domestic and overseas investment products, such as primary and secondary market products as well as comprehensive services including family trust, respectively; and (iii) one fulfillment representative who primarily serves investment execution, administration and other back-office functions.

Our account representatives work closely with our clients to understand their asset allocation needs and preferences. When an account representative notices a client’s investment need, he or she will work with one or more solution representatives with certain specialized knowledge of a product or service depending on the client’s specific needs, to collectively provide customized investment strategy and product recommendations. If the client is interested, our fulfillment representative will assist the client with the procedures and documentation of the investment process, and later on delivers portfolio management reports to the client after the investment. The “Noah Triangle” solution is a three-dimensional service team in which members support each other by timely responding to the needs of our clients. We believe this “Noah Triangle” solution enables us to provide in-depth services to our clients more efficiently and professionally.

Our sales and marketing efforts are designed to attract and retain clients and build brand awareness and reputation. We focus on maintaining long-term relationships with our clients through regular, personalized interaction to build trust with our clients, as well as enhancing and sustaining their loyalty. We strive to provide unbiased, trustworthy and client-centric advice to our clients based on their individual investment preferences and risk appetites. We also believe that the various other value-added services we offer to our clients, such as investor education services and trust planning, further enhance the loyalty of our clients.

Wealth Management

Noah Upright, our primary distribution channel, is among the first batch of independent financial service companies in mainland China which has obtained the fund distribution license from the CSRC. Furthermore, we have established offices in Hong Kong, Taiwan, Silicon Valley, New York, and Singapore to offer our clients global investment opportunities.

We distribute investment products on behalf of third-party product partners and Gopher, primarily through our network of relationship managers, and we use an array of marketing channels to attract potential clients. Furthermore, we also enjoy continued organic growth in clients from word-of-mouth referrals.

Our dedicated relationship managers strive to provide tailored investment services to our clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments that we offer. We optimized and condensed our sales force in 2019 and 2020 to further improve our operational efficiency, and as a result, the total number of relationship managers decreased to 1,231 as of December 31, 2020, as compared to 1,288 as of December 31, 2019. In 2021, we made strategic investments in our talents to capture market opportunities and seek for long-term growth potential. As a result, the total number of relationship managers increased to 1,316 as of December 31, 2021.

Asset Management

Historically, the majority of the funds managed by Gopher were distributed through Noah Upright, the distribution network of our wealth management business. Following the enactment of the Supervision Measures in October 2020, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, only mutual fund products and private secondary products are distributed through Noah Upright. Gopher has built its direct sales team to raise capital for Gopher Funds it establishes that invest in private equity investments. When a client of the wealth management business shows interest in asset management products Gopher offers, a relationship manager of Gopher, typically a PE solution representative, will introduce the product to the client and handle the investment process. Gopher’s direct sales team also targets institutional investors and family offices.

The following table sets forth a selection of licenses that are material to our business operations held by us as of December 31, 2021.

Location	Licenses	Expiration Date
Mainland China	Certificate for privately-raised investment fund manager	N/A

	Fund distribution license	N/A

Hong Kong	Type 1 (Dealing in securities)	N/A

	Type 4 (Advising on securities)	N/A

	Type 9 (Asset management)	N/A

	Insurance brokerage license	July 14, 2024

	TCSP (trust or company service provider) license	November 4, 2023

	Money lenders license	September 1, 2022

Jersey Islands	Family trust license	N/A

United States	Investment advisor license	N/A

	Insurance brokerage license	May 31, 2023

Singapore	Capital market service license	N/A

	Family trust license	N/A

	Exempt financial advisor license	N/A

Integrated Client Service Team

Our relationship managers are all full-time employees who typically receive a base salary as well as performance-based quarterly and annual bonuses. We focus on recruiting, training and motivating our relationship managers, with the goal of enabling our relationship managers to deliver thoughtful advice and investment solutions tailored for each client.

In 2021, empowered by our innovative business model, efficient “Noah Triangle” service model and innovative and robust technology infrastructure, our net revenues per relationship manager was RMB3.3 million (US$0.5 million), which was more than three times of the net revenues per relationship manager of our industry peers.

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

We also provide training to our account representatives, solution representatives and fulfillment representatives to familiarize them with relevant regulations, industry practices, product strategies, and client services, and require them to pass internal exams before they can be assigned to the client service team. For example, fulfillment representatives are required to be proficient in various fields, including but not limited to fund operations, online account opening process for different markets, fund transactions, redemptions, distributions, portfolio management reports and investor communications.

Client Service Centers

We believe our high-quality client service enhances our client loyalty and brand image. We serve our clients primarily through our network of relationship managers. Headquartered in Shanghai, our client service network covered 84 cities in mainland China as of December 31, 2021, multiple developed regions where the country’s HNW and ultra HNW population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open offices at locations with concentrated HNW and ultra HNW population and strong regional economies. We have opened offices in tier-one and tier-two cities and key provincial capitals in mainland China. We also have offices in Hong Kong, Taiwan, Silicon Valley, New York and Singapore.

We also operate a call center network providing real-time assistance to our clients. Our call center representatives work with our clients to record their requests and complaints, and we have also integrated AI-based client service robots into our mobile applications. As of December 31, 2021, we had 19 call center representatives. We provide regular trainings to our representatives and periodically review callers’ level of satisfaction with the service they received from us. At the end of each call, each caller is asked to grade the quality of our client service, and a designated call-back team follows up on all incidences of dissatisfaction. We have also invested in ChatBot, a software tool that enhances verbal and textual conversations with our clients and our call center representatives, for our call center to provide better services for our clients.

Our Online Transaction and Service Platforms

Investments in substantially all of our wealth management and asset management products can be facilitated online. We have developed a comprehensive wealth management product mobile application “WeNoah” as a one-stop and integrated client service portal. In addition to WeNoah, we also developed “Fund Smile” and “iNoah”, mobile applications specifically for investing in domestic and overseas mutual funds, respectively. WeNoah automatically directs clients who intend to execute mutual fund transactions to our mutual fund transaction systems Fund Smile and iNoah, which are incorporated into WeNoah. Furthermore, WeNoah is also connected with our investment platforms for private secondary funds and private equity investments, and facilitate a transaction process that could be completed wholly online. In 2021, we started to provide mutual funds and related wealth management services to satisfy our institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”. We also provide services on web-based client service channels. Utilizing these online platforms, our relationship managers are able to provide real-time online assistance and personalized investment experience to a broader client base.

Other Businesses

In addition to our wealth management business and asset management business, we also provide other services through our subsidiaries. These services serve as value-added services that we provide to our clients to broaden and deepen client relationships. In 2019, 2020 and 2021, other businesses represented 8.5%, 1.9% and 1.3% of our net revenues, respectively. Starting from 2019, this segment mainly includes lending business services whereby we made loans secured with collateral including investment products distributed by us and real estate properties, with a typical loan-to-value ratio of below 70%, to creditworthy investors. Since the third quarter of 2019, we have decreased lending businesses as we strategically decided to focus on our core businesses.

Marketing and Brand Promotion

Our relationship managers target potential HNW and ultra HNW clients and adopts effective marketing based on thorough data analytics. Our client engagement and branding initiatives primarily include the following:

Offline and Online Investor Seminars and Wealth Management Forums

In order to attract new clients and develop client loyalty, we organize targeted client events on a regular basis, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. We invite experts or authorities in the industry to share the latest market trends, newly promulgated laws and regulations, and other updates with our clients. We organize these events offline as well as online. In 2021, we organized 21 and four online and offline investor seminars and wealth management forums, respectively, which were attended by an aggregate of approximately 1,900 clients and watched by over 700 viewers online.

Online Client Service Channels

To improve the efficiency of our sales team and better serve our expanding client base, we connect with our client community through WeNoah, as well as online social media networks such as WeChat’s enterprise version, WeCom.

WeNoah allows us to keep close relationships with our clients and provide a convenient and efficient platform for these clients to access the products and services offered by us. We maintain proprietary databases on a broad range of investment products and client online behavior, and leverage them to provide personalized services and initiate targeted marketing initiatives.

Strategic Client Management

In 2021, we established a Strategic Client Center at group level to systematically go through Gopher’s portfolio companies, leading unlisted firms in the 84 cities we operate in, listed companies and trust clients, provide business-to-business treasury management services, and work under the “Noah Triangle” service model for new client acquisition and existing client conversion.

Word-of-Mouth Referral

Word-of-mouth is one of the most effective marketing tools for our business. Although we employ a variety of methods to promote our brand, we believe the reputation and high level of awareness of our brand in China and, increasingly, abroad and references from clients is our best and most cost-efficient marketing channel. We believe once clients are satisfied with their experiences, they will continue investing in investment products we distribute, or referring their friends and colleagues to our products and services.

Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

●	Board of Directors, Audit Committee and Internal Audit. Our board of directors and audit committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our audit committee quarterly. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.
●	Regulatory compliance. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.
●	Licenses and approvals. We maintain policies to ensure that we have required licenses and approvals in place. Our compliance department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.
●	Data security. We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management. See “—Privacy and Data Security.”
●	Know-your-client. As part of our risk management and compliance practice, we operate a strict client due diligence process, including:
o	At account opening: we require individuals seeking to open account with us to complete standard know-your-client and anti-money laundering procedures, including documents for proof of their identity, automatic real-person biometric recognition for our individual clients and declaring source of funds for investment.
o	Before product purchase: we require our clients to complete a more comprehensive know-your-client questionnaire specifically designed for the proposed investment product in accordance with laws and regulations of the competent jurisdiction in which we distribute the product. Such questionnaires are designed to collect a wide array of personal and financial information, including the individuals’ professional background, investment experience, level of investable assets and risk tolerance. We also require our clients to provide supporting documents, such as trading statements and proof of assets.
o	Regular updates: our relationship managers follow up with a registered client to complete questionnaires in order to update the client’s risk profile and investment preferences on a regular basis.

●	Client suitability assessment and recordkeeping. We have adopted various measures to ensure that the client’s risk profile matches the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients’ risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.
●	Anti-money laundering. In addition to our know-your-client measures, we have also implemented anti-money laundering policies, including (i) a real-name policy in the process of business operations, (ii) requirement of complete client information, (iii) requirement of trackable transaction records and (iv) requiring and source of fund information. We have further established an anti-money laundering information reporting system, as part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

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

Our Technologies

Our technology infrastructure is integrated and readily scalable to support the growth of all of our business segments and digitalization across front-end, middle-end and back-end operations. Each aspect of our business operations is supported by its innovative technology infrastructure, and the success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and providing future growth opportunities. Principal components of our technology system primarily include:

●	Convenient online transaction platforms. Our online platforms WeNoah, Fund Smile and iNoah facilitate investments in substantially all of our wealth management and asset management products online, providing a smooth investment experience. These convenient online transaction platforms allow us to serve a broader client base and increase our transaction value, in particular in mutual fund products. Since the launch of our domestic and overseas mutual fund platforms Fund Smile and iNoah in July 2019 and June 2020, respectively, investments of RMB153.2 billion and US$310.0 million, respectively, were completed through Fund Smile and iNoah. Furthermore, leveraging our extensive coverage of mutual funds in the industry as well as our comprehensive fund screening process, our self-developed treasury management interface, Smile Treasury, is able to fulfil our institutional clients’ diversified money market and liquidity management needs by providing them with customized plans. Through a fully automated online account opening option, Smile Treasury helps small and dedium-size enterprises to optimize cash returns while maintaining liquidity of working capital. In addition, our online transaction capabilities allow us to serve our clients and facilitate transactions in a more convenient and cost-effective manner, in particular during the COVID-19 pandemic when face-to-face meetings were limited due to quarantine measures and travel bans.
●	24/7 digitalized client service experience. Our client service platforms enable our relationship managers to provide 24/7 real time client services to our clients, including providing professional investment advices, guiding our clients through the investment process and providing various post-investment services. In addition, we also organize various investor education sessions and product roadshows through our online platforms, which enhances the client stickiness.

●	Automated investment management system. We developed and launched GIMSP, an automated investment management system that digitalizes almost all aspects of Gopher’s asset management business. GIMSP functions as a digitalized and structured database designed for private equity investments, which includes information on more than 7,000 potential portfolio companies. GIMSP visualizes data in a clear and systematic fashion using techniques such as knowledge mapping, allowing specialists to extract and analyze information easily amidst large volumes of documents, which is particularly helpful for private equity investments and portfolio management. Leveraging proprietary technology, GIMSP incorporates work flow engines that automate various tasks during the lifespan of investment funds, saving substantial amounts of tedious manual labor that would have otherwise been done by personnel. GIMSP is able to swiftly update its data based on information uploaded and retrieved, and shortens the lead time for commitment share mapping for targeted portfolios after capital calls, from traditional “T+N” to “T+1”, with T being the wire date, “T+1” being the date after wire date and “T+N” being a few business days after wire date. GIMSP is the first and only investment management system in the HNW wealth management services industry in China to have achieved this function.
●	Intelligent investment advisory tools for relationship managers. Our upgraded CRM (client relationship management) platform is an intelligent online wealth management system that significantly improves the work efficiency and productivity of our relationship managers. In particular, our Mutual Fund Work Station, one of the key modules in our CRM platform, provides our relationship managers with in-depth and up-to-date market data, including real-time trading updates of different mutual fund products, to help them update their clients from time to time. Furthermore, leveraging big data technology and its extensive database of investment products, Mutual Fund Work Station also enables our relationship managers to quantitatively analyze expected return and risk of investment products, automatically alert risk events and generate investment recommendations based on clients’ investment preferences, expected returns and risk appetite, among others.
●	Open service platform. Starting from the fourth quarter of 2020, we have been integrating our internal resources to launch “Noah Digital International”, a new consolidated division to facilitate our offering of comprehensive services such as investor education and family trust.
●	Digitalized KYC/KYA/KYP management. We have adopted a digitalized approach to manage our operations, especially our “know-your-client,” “know-your-agent” and “know-your products” practices. Based on our extensive industry knowledge and experience, we label our clients, relationship managers and products based on different segmentations, and utilize such segmentation to optimize our resource allocation. For instance, leveraging our digitalized KYC/KYA/KYP management, we are able to accurately match our products with a suitable client base, and therefore enhance our operating efficiency.

Research and Development

Our business innovations and developments are empowered by our innovative technology infrastructure and strong research and development capabilities in creating and identifying suitable investment products.

We had a dedicated research and development team of 414 employees out of the total 3,148 employees as of December 31, 2021, representing approximately 13.2% of our total workforce. Our research and development team is led by a team of visionary and experienced industry experts. It is an industry veteran team with extensive experience in software platform research and development and structuring. Core members of the team have previously worked in managerial positions at leading technology or finance companies including Tencent, Alibaba, eBay, Vipshop, China Mobile, Lufax, Goldman Sachs and Morgan Stanley. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for the biographical details of our technological leaders.

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and leading the digitalization of our business operations. As our research and development efforts continue, our research and development expenses increased from RMB225.9 million in 2019 to RMB253.6 million in 2020 and further to RMB360.4 million (US$56.6 million) in 2021, mainly comprising compensation of our research and development team and software licensing fees.

Certain of our subsidiaries have been recognized as high-tech enterprises in China. In addition, Noah Upright, our distribution channel, has received many awards and recognitions due to its development and ownership of many software copyrights and patents, including Model Enterprise with Four New Technologies in Hongkou District and the Center of Technology for Enterprises in Hongkou District.

Privacy and Data Security

We place a strong emphasis on our clients’ privacy and data security. To achieve the objective, we have an information security team comprised of experts who specialize in different areas, including network security, data security, compliance, and risk management. Our information security team is deeply involved in the key aspects of our business operations, providing professional advisory services to other departments.

To preserve the confidentiality of all client information, we collect clients’ personal information legally required for our business operations only, including account opening procedures, know-your-client and anti-money laundering review processes, as well as for their investments with us. For our daily operations, we collect and store personal identity information (PII), including sensitive information such as client ID numbers and bank accounts information, in an encrypted form. We also implement multiple layers of security protections to insulate our databases from unauthorized access and use secure protocols (HTTPS) for data transmission on the internet.

To reduce the risk of cyber-attacks and protect our network and computer systems, we deploy a variety of cyber security techniques, including but not limited to Network Firewall, Web Application Firewall (WAF), Anti-Virus, Host-based Intrusion Detection System (HIDS) and Data loss prevention (DLP). We also develop and maintain a Cyber Security Operation Center (SOC) platform to monitor and respond to all types of cyber-attacks effectively on a real-time basis. Our SOC system is designed to automatically detect suspicious activities and an alert will be instantly sent to our information security team for analysis and solutions.

We have also made great efforts to improve our client privacy and data security systems and processes. We have built a secure Software Development Lifecycle (SDLC) to ensure the security of all the software systems we develop before launch. We have also established a security management framework and obtained ISO 27001 (information security management) and ISO 29151 (personally identifiable information protection) certifications issued by DNV. To keep improving our staff’s information security awareness and reduce human factors, we have organized various internal training sessions and prepared quizzes on information security. In 2021, our employees participated in a total of over 2,000 hours of trainings.

Intellectual Property

We believe that the protection of our brand, trade names, domain names, trademarks, trade secrets, patents, and other intellectual property rights is critical to our business. Such intellectual properties distinguish the products we distribute and the services we provide from those of our competitors and contribute to our competitive advantage in both wealth management and asset management industries. We rely on a combination of copyright, trade secret, trademark, competition laws and contractual arrangements to protect our intellectual property rights. We enter into confidentiality agreements and non-compete covenants with all of our employees and our third-party product partners.

As of December 31, 2021, we had 581 registered trademarks (462 registered trademarks in mainland China and 119 registered trademarks in Hong Kong, Taiwan, the U.S., Europe, Singapore, Canada, India, Australia and several other countries and regions), 101 software copyrights, 100 registered domain names, and three issued invention patents in mainland China. Specifically, the Trademark  owned by Noah Investment has been recognized as a “Well-known Trademark” in China. The trademark  owned by Gopher has also been recognized as a “Well-known Trademark” in mainland China.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent unauthorized use of our intellectual property, which could reduce demands for our products and services, adversely affect our revenues and harm our competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face intellectual property infringement claims against us, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.”

Competition

The independent HNW wealth management services industry in China is concentrated. We primarily compete with other independent HNW wealth management service providers in China, which are providers primarily engaged in providing diversified investment products and comprehensive services to HNW clients and are not associated with any financial institutions. We believe that our sophisticated and loyal client base, ecosystem with product and investment partners, unique investment opportunities we provide, domestic and overseas capabilities and leading technology infrastructure provide us a competitive advantage. We also compete with private banking arms of financial institutions, typically the private banking departments of commercial banks in China.

Insurance

We participate in government sponsored social security plans including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident funds. We also maintain a director and officer liability insurance policy for our board directors, executives and employees. In Hong Kong, we maintain investment structure insurance as required by the SFC. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be adequate for our existing operations and in line with that of other wealth management companies of similar size in China.

Occupational Health and Safety

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the three years ended December 31, 2019, 2020 and 2021 and up to the date of this annual report, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues.

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance (“ESG”) matters and take actions in our day-to-day operations and investment services. Since 2014, we have been voluntarily releasing a Corporate Social Responsibility (“CSR”) Report on an annual basis, which are well recognized both domestically and internationally. In 2021, we received AAA rating for excellent CSR reporting from the Ministry of Industry and Information Technology, and were awarded “Transparency and Reporting” by the UN Women China WEPs Awards.

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

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the three years ended December 31, 2019, 2020 and 2021 and up to the date of this annual report, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our group.

Our 2021 Noah Holdings Limited Sustainability Report will be released in April 2022, prepared in accordance with Global Reporting Initiative (GRI) G4 Core Option and Standard AA1000 (2008). The report will highlight our efforts in ESG matters during the period, including corporate governance, employee compensation, anti-bribery and anti-corruption, sustainable management, human capital management, client-oriented innovation and investor education, digitalization, charity as well as other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

In March 2021, Ms. Jingbo Wang, our founder, chairwomen and chief executive officer, signed the Statement of Support for Women’s Empowerment Principles at UN Women. As of December 31, 2021, female employees accounted for 61.8% of our total employees and 36.7% of our senior management team. The average training hours of our employees are approximately 77.6 hours in the year. We endeavor to include ESG-related topics into the decision-making process of risk management, product and service development and provision, as well as marketing activities.

In October 2021, we were recognized by the international certification agency SGS and obtained ISO 14064-1:2018 (qualification and reporting of greenhouse gas emission and removal, becoming the first company in China to meet the standard. The new office premises we purchased in Hongqiao Transporation Hub consists of four office buildings, one of which was certified as LEED platinum level with the other three as LEED gold level by LEED certification, a globally recognized symbol of sustainability achievement and leaderships.

We also introduced ESG sections on Fund Smile and iNoah in 2021, so that our clients can access ESG related fund products more clearly and directly online.

In April 2020, our company and Gopher Asset Management both joined the UN supported Principles for Responsible Investment initiatives as official signatories, to promote responsible investments from both wealth management and asset management ends, and practice sustainable development. Our company signed as a service provider and Gopher Asset Management signed as an investment manager. Our company became the first independent wealth management firm in China to participate in this initiative.

In 2020, we also established an ESG sustainability committee consisting of directors and senior management members, to report to our board of directors and to oversee the sustainable development of our company. In addition, the key performance indicators of our senior management members have incorporated ESG indicators. The ESG sustainability committee, together with the strategy committee, talent committee, operation committee, science and technology revolution committee, product committee, ethics compliance committee (including compliance and discipline supervision committee), client interest committee, contributes to our organizational leadership capability and forms an effective collective decision-making mechanism.

In 2020, Gopher Asset Management jointly initiated China Asset Manager ESG Investment Alliance with 50 fund managers. In July 2021, Gopher Asset Management released its ESG Responsible Investment Report, introducing the development trends of international and domestic ESG responsible investment, analyzing ESG-related investment opportunities, stating Gopher Asset Management’s research and investment actions, as well as presenting a group of excellent investment cases in line with sustainable business models.

As of December 31, 2021, we, our employees and clients had donated more than 357,000 saxaul trees that have been planted in Tengger Desert in China, covering more than 1,238.5 acres of land and helping to stabilize 3.57 square kilometers of sand. Noah also supports the “Noah Ark – Biodiversity Conservation” programme in the South West China to help protect animals such as green peafowls and Asian elephants. As of the end of 2021, 23 rare species in the region have been identified by the programme. In November 2021, in response to the spirit of the United Nations Convention on Biodiversity (COP15), we launched the first “Noah’s Ark - Green Peacock Biodiversity Conservation” charity concert, as well as a 20-year “Green Peacock Ecological Restoration Plan”.

From 2015 to 2021, we organized 220 series of Noah Care courses in more than 50 cities in China, covering topics of happiness, well-being, and psychological health, which have been attended by or benefited more than 27,000 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non-resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

To help combat the COVID-19 pandemic, our employees and clients have donated approximately 40,000 facial masks, RMB1.05 million, 990 kilograms of disinfectant and a number protective suits for hospitals in Hubei, Beijing, Shanghai, Sichuan, Jiangsu and Zhejiang, China through a number of non-profit organizations. We also made a donation of RMB2 million to Henan and Shanxi provinces to promote social welfare and and facilitate reconstructions after heavy rainstorms.

Our ESG efforts are recognized by various organizations, demonstrated by the awards we received, including Best CSR Institution by IPWM 2021, 2020 Titanium ESG Corporate Award and 2021 Gold ESG Corporate Award by the Asset; 2020 Best ESG Case by Cailian Press, and 2021 ESG Corporation of the Year by China Corporate Social Responsibility Forum.

We have launched a dedicated Noah ESG website in 2020 to promote ESG awareness and efforts in the industry. More information and the CSR reports are available at esg.noahgroup.com.

Regulations in China

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industry (《外商投資產業指導目錄》), or the Guidance Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC, the Wholly Foreign-Owned Enterprise Law of the PRC (《中華人民共和國外資企業法》), the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC (《中華人民共和國中外合資經營企業法》), the Law of the PRC on Chinese-Foreign Contractual Joint Ventures (《中華人民共和國中外合作經營企業法》), or collectively the Old FIE Laws, and their respective implementation rules and ancillary regulations. The Guidance Catalogue laid out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited”. Industries not listed in the Guidance Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Under the Guidance Catalogue, certain ownership requirements, requirements for senior executives and other special management measures shall apply to foreign investors with regard to the access of foreign investments in certain restricted categories, and foreign investors shall not engage in any business that falls into the prohibited categories.

On June 30, 2019, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2019 Version) (《鼓勵外商投資產業目錄(2019年版)》), or the 2019 Encouraging Catalogue and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019) (《外商投資准入特別管理措施(負面清單)(2019年版)》), or the 2019 Negative List, which became effective on July 30, 2019, to amend and supplement the Guidance Catalogue and replace the previous negative list thereunder. Under the 2019 Negative List, foreign investment in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers, should not exceed 50% of the total equity interests.

On December 27, 2020, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) (《鼓勵外商投資產業目錄(2020年版)》), which became effective on January 27, 2021, to replace the 2019 Encouraging Catalogue. On December 27, 2021, the MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version) (《外商投資准入特別管理措施(負面清單)(2021年版)》), or the 2021 Negative List, which became effective on January 1, 2022, to further reduce restrictions on the foreign investment and replace the previous negative list.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC (《中華人民共和國外商投資法》), or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Old FIE Laws. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition. According to the Foreign Investment Law, a foreign invested entity shall be treated no different than a domestic company, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in the “restricted” industries will be required to conform to relevant investment conditions before they can operate in such industries and foreign invested entities shall not invest in any “prohibited” industry. The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that foreign investors’ funds can be freely transferred out and into the territory of PRC, which run through the entire life cycle from the entry to the exit of foreign investment, and that a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises is to be established. If these protective rules and principles are so implemented via specific rules and regulations, it could mean that the restrictions on the injection of our company’s funds into our PRC subsidiary and the distribution of the PRC subsidiary’s profits and dividends to our company may further loosen. In addition, foreign investors and foreign-invested enterprises are subject to legal liabilities for failing to report their investment information in accordance with the requirements of the information reporting system to be further established. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that after the five-year grace period, foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the then current PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law of the PRC (《中華人民共和國外商投資法實施條例》), which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment (《外商投資信息報告辦法》), which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 19, 2020, the MOFCOM and the NDRC, jointly promulgated the Measures for the Security Review of Foreign Investments (《外商投資安全審查辦法》), or the Security Review Measures, which took effect on January 18, 2021. Pursuant to the Security Review Measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the Security Review Measures. The State establishes a working mechanism for the security review of foreign investments (the “Working Mechanism”) and be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important financial services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the Working Mechanism prior to implementation of the investments.

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

The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Raising Institutions, or the Investor Suitability Management Guidance, on June 28, 2017 in consistent with the Administrative Measures of the Securities and Futures Investor Suitability by the CSRC on February 21, 2017, which both made significant changes to the fund raising procedures and fund distribution institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new processes such as the “cooling-off period” and the “re-visit.”

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

On November 8, 2019, the Supreme People’s Court of the PRC issued the Notice by the Supreme People’s Court of Issuing the Minutes of the National Courts’ Civil and Commercial Trial Work Conference, or the Conference Minutes, which identifies the liability of sellers of financial products in respect of the trial of cases relating to disputes over protection of the rights and interests of financial consumers. According to the Conference Minutes, where an issuer or seller of a financial product fails to perform its suitability obligations, causing damages to any financial consumer in the course of purchasing the financial product, the financial consumer is entitled to compensations from either the issuer or the seller of the financial product, or, in accordance with Article 167 of the General Provisions of the Civil Law (the predecessor of the General Provisions of Civil Code of the PRC), from both the issuer and the seller. Further, the Conference Minutes also clearly states that if a financial service provider fails to follow the suitability principle, that is, to sell suitable products to suitable customers, causing damages to any financial consumer participating in high-risk investment activities after providing its financial services, the financial consumer may request the financial service provider to assume its liability for compensations.

On August 28, 2020, the CSRC issued the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures, which came into effect on October 1, 2020 and replaced the Fund Distribution Administrative Measures. The Supervision Measures set out various requirements on fund distribution institutions distributing publicly-raised securities investment funds as well as privately-raised securities investment funds, including registration, operational standards, internal control and risk management. Fund distribution institutions distributing publicly-raised securities investment funds are required to obtain a fund distribution license. The Supervision Measures provide that independent fund distribution institutions shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, and no other business shall be engaged, except as otherwise prescribed by the CSRC. In addition, pursuant to the Provisions on the Implementation of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund issued by the CSRC on August 28, 2020 and effective from October 1, 2020, an independent fund distribution institution engaging in the distribution of products other than publicly-raised securities investment funds and privately-raised securities investment funds shall, within two years from the implementation date of the Supervision Measures, complete the rectification, and during the rectification period, cut the scale of holdings of relevant products under distribution in an orderly manner and after the expiration of the rectification period, only provide services for existing shares held by relevant stock product investors.

Regulations on Microloan Business

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

On October 10, 2008, the People’s Government of Anhui Province promulgated the Pilot Administrative Measures (for Trial implementation) on Microloan Company in Anhui, and on May 18, 2009, the Anhui Government promulgated the Interim Regulations on the Supervision and Administration of Microloan Business of Anhui Province. According to such measures and regulations, a microloan company is not allowed to accept public deposits. The major sources of funds of a microloan company shall be the capital paid in by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions. The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital. When applying for the establishment of a microloan company, the shareholding percentage of the founding shareholder shall not exceed 20% in principle, and the capital contribution from one individual, entity or other association (including the capital from affiliates) to a company in this business may not exceed 10% of the company’s total registered capital. In addition, the total amount of loans of the same borrower shall not exceed 5% of the registered capital of the microloan company. On October 24, 2011, the government of Anhui Province published the Opinions of Finance Office of Anhui Province on Promoting the Standardized Development of Microloan Companies across Anhui Province, or the Anhui Microloan Company Development Notice, which explicitly states that microloan companies cannot raise money through authorized loans, and cannot receive public deposits. The Anhui Microloan Company Development Notice relaxes the restrictions on the equity proportion of microloan companies, according to which, when applying for the establishment of a microloan company, the shareholding percentage of the founding shareholder shall not exceed 35% in principle, the shareholding percentage of the founding shareholder and its affiliated shareholder shall not exceed 50% and the capital contribution from the other affiliated shareholders of the company may not exceed 30% of the company’s total registered capital. On December 1, 2017, the Notice on Regulation and Renovation of the Cash Loan Business was promulgated and on December 8, 2017, the Implementation Plan for Renovation of the Risk of Online Microloan Business for Microloan Company was issued. The Notice on Regulation and Renovation of the Cash Loan Business and the Implementation Plan for Renovation of the Risk of Online Microloan Business for Microloan Company (collectively, the “Microloan Renovation Plan”) set forth the requirements for cash loan or online loan making. The previous practice such as loan without prescribed usage, extensive borrowing from third parties or public deposits to carry out lending business, transfer or sell of the credit assets through online platform or local exchange is expressly prohibited. In addition, the Notice on Regulation and Renovation of the Cash Loan Business prescribed that engaging credit asset transfer or ABS business through Internet finance is prohibited. Further, it provides that the capital from credit asset transfer or ABS business shall be counted together with capital from other financing methods of microloan company, and the total amount of capital shall not exceed the prescribed percentage of a microloan company’s net asset in the Microloan Renovation Plan. On July 23, 2019, the Opinions on Illegal Lending, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice, provides rules on the supervision of and punishment for illegal lending, including (i) regularly granting loans to the public for profits in violation of the provisions issued by the state, without the approval of the regulatory authorities, or beyond the scope of business, (ii) granting illegal loans as stipulated in (i) under circumstances where the annual interest rate of the loan exceeds 36%; and (iii) debt-collection by means of violence.

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

On July 18, 2015, the PBOC together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to Internet financial services titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. On April 12, 2016, the General Office of the PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks, or the Rectification Implementation Plan. The Guidelines introduced formally for the first time the regulatory framework and basic principles for Internet financial services industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation.” The Guidelines further stated the definitions and basic principles for Internet financial services in the areas of Internet payment, Internet fund distribution and others.

The Guidelines also specified several basic rules for Internet financial services industry administration, such as: (i) any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (ii) unless otherwise specified, an industry player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and manage client funds and its proprietary funds under separate accounts; and (iii) such industry player shall comply with basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money laundering. The Rectification Implementation Plan further provides that: (i) the regulators will adopt the see-through way of supervision; and (ii) the non-financial institutions, or the enterprises which do not carry out financial business, shall not use the wordings, such as “exchange,” “finance,” “asset management,” “wealth management,” “fund,” “fund management,” “investment management,” “equity investment fund,” “online lending,” “peer-to-peer,” “equity crowd-funding,” “Internet insurance,” “payment” or the like, as their enterprise name or registered business. If the enterprise chooses to use the aforementioned word/words, the Administration of Industry and Commerce will inform the financial regulators.

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

U.S. Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), withholding at a rate of 30% will generally be required on certain U.S.-source payments made to certain non-U.S. entities (including investment funds and non-U.S. entities acting as intermediaries). In general, the 30% withholding tax applies to certain payments made to a non-U.S. entity unless (i) the non-U.S. entity is a “foreign financial institution” and the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the non-U.S. entity is a “non-financial foreign entity” and the non-U.S. entity identifies certain of its U.S. investors or provides certification that it does not have any such investors, or (iii) the non-U.S. entity is otherwise exempt from FATCA. An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on its business or operations, but because FATCA is particularly complex and the intergovernmental agreement with the PRC, though agreed to in substance, has not been published, and PRC regulations or guidance notes have not been published, we cannot assure you that it will not be adversely affected by this legislation in the future.

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

On March 30, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC provided that such usage shall fall into the business scope of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although the SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If our Consolidated Affiliated Entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our Consolidated Affiliated Entities’ operations will be subject to statutory limits and restrictions, including those described above. On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or the SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with laws and regulations. On April 10, 2020, the SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which took effect on the same date. According to the SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

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

Regulations on Securities Offering and Listing Outside of the PRC

On December 24, 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Filing Measures, to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.

The Draft Overseas Listing Administration Provisions apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, as well as overseas listing of the securities for trading. Both direct and indirect overseas securities offering and listing by domestic companies would be regulated, of which the former refers to securities offering and listing in an overseas market made by a joint-stock company incorporated domestically, and the latter refers to securities offering and listing in an overseas market made by an domestic company that operates the main business domestically, in name of an overseas entity, based on its underlying equity, assets, earnings or other similar rights. According to the Draft Overseas Listing Filing Measures, the identification of indirect overseas offering and listing by an domestic company shall follow the principle of substance over form, and where the following conditions are met by an issuer, the overseas offering and listing of such issuer shall be determined as an indirect overseas offering and listing by an domestic company, which are (i) the total assets, net assets, revenues or gross profits of the domestic company(ies) of the issuer in the most recent financial year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements over the same period; and (ii) the majority of the senior management in charge of business operation and management of the issuer are PRC citizens or habitually reside in the PRC, and its main places of business operation are located in the PRC or main business activities are conducted in the PRC.

Under the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Administration Provisions, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing. For an indirect initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to submit the filing documents to the CSRC within 3 working days after such application of overseas offering and listing is submitted. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, issue a filing notice thereof and publish the filing information on the CSRC’s official website. While for confidential filings of overseas offering and listing application documents, the designated filing entity may apply for an extension of the publication of such filing. The issuer shall report to the CSRC within 3 working days after the overseas offering and listing application documents become public. In addition, after the issuer completes the overseas initial public offering and listing, it shall file the status of overseas offering and listing as required by the CSRC.

Meanwhile, the Draft Overseas Listing Administration Provisions stipulate certain circumstances under which the overseas offering and listing would be prohibited, including but not limited to that (i) the offering and listing are expressly forbidden by the PRC laws, regulations and relevant rules; (ii) the intended overseas securities offering and listing constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws, or (iii) there are material disputes with respect to the ownership of the equity, major assets, and core technologies, etc.. If a domestic company falls into any of the circumstances where overseas offering and listing is prohibited prior to the overseas offering and listing, the CSRC and the competent authorities under the State Council shall impose a postponement or termination of the intended overseas offering and listing. The CSRC may cancel the corresponding filing if the intended overseas offering and listing application documents has been filed.

If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million and even ordered to suspend relevant business or halt operation for rectification, revoke relevant business permits or business license in severe cases. The controlling shareholders, actual controllers, directors, supervisors, and senior management of such domestic companies would be warned and fined up to RMB5 million separately or aggregately. Also, if there is any material fact concealed or any major content falsified in the filing documents, a fine between RMB1 million and RMB10 million would be imposed on domestic companies if the securities have not already been offered, or a fine between ten percent and one hundred percent of the funds raised would be imposed if the securities have already been offered.

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

Regulations in Hong Kong

Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO

Licensed entities that conduct regulated activities within the meaning of the SFO in Hong Kong are regulated by the Hong Kong Securities Futures Commission (“SFC”), a statutory body independent from the government of Hong Kong to regulate Hong Kong’s securities and futures markets. It is funded mainly by transaction levies and licensing fees.

Under the SFO, any corporation carrying on one or more regulated activities must apply to the SFC for a license in respect of the regulated activities that they plan to carry on, and any individual who carries on one or more regulated activities on behalf of a licensed corporation is also required to apply for approval as a “licensed representative” accredited to that corporation.

Noah HK, our wholly owned subsidiary, was licensed with the SFC on January 4, 2012 to carry out Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management). Noah HK serves as an offshore product and service center which offers wealth management and asset management services to professional investors as defined in the SFO. With the aforementioned licenses in place, Noah HK is able to provide investment advisory services and distribute, offer and manage investment products for our clients in Hong Kong.

Licensed entities are required to comply with the SFO, its sub-legislations and other relevant codes and guidelines including the (i) Code of Conduct for Persons Licensed by or Registered with the SFC (“Code of Conduct”), (ii) Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (“Guideline on AML”), (iii) Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC (“Internal Control Guideline”), (iv) Suggested Control Techniques and Procedures for Enhancing a Firm’s Ability to Comply with the Securities and Futures (Client Securities) Rules and the Securities and Futures (Client Money) Rules (“Client Securities/Money Rules”), (v) the Fund Manager Code of Conduct (“FM Code of Conduct”), and (vi) suitability circulars/FAQs and other relevant regulatory requirements.

The Client Securities/Money Rules provide guidelines on the treatment of client assets and how they should be properly safeguarded. The Code of Conduct sets out the general conduct requirements for licensed persons and other regulatory expectations on topics such as know you client (KYC), diligence, responsibility of senior management and conflicts of interest. The Guideline on AML set outs the requirements and the standards on the subjects of anti-money laundering and counter-terrorist financing (AML/CTF) and practical guidance to assist licensed persons and their senior management in designing and implementing policies, procedures and controls in the relevant operational areas, taking into consideration their special circumstances so as to meet the relevant AML/CTF statutory and regulatory requirements.

The suitability circulars/FAQs outlines the general requirements and factors to be considered when providing investment advices to client.

The FM Code of Conduct sets out conduct requirements for licensed persons whose business involves the discretionary management of collective investment schemes and/or discretionary accounts.

Insurance Ordinance (Cap. 41 of the Laws of Hong Kong)

Noah Insurance was validly registered with The Hong Kong Confederation of Insurance Brokers (a former self-regulatory organization for insurance brokers approved by the Office of the Commissioner of Insurance) as an authorized insurance broker from 2014 until the commencement of the new regulatory regime for insurance intermediaries on 23 September 2019 on which date the Insurance Authority (IA) took over from relevant self-regulatory organizations all aspects of the regulation of insurance intermediaries in Hong Kong pursuant to the Insurance Ordinance (Cap. 41). Under the new regulatory regime, Noah Insurance is deemed to be a licensed insurance intermediary as a licensed insurance broker company for a period of 3 years from the commencement of the new regime unless the licence is revoked in accordance with the Insurance Ordinance. Noah Insurance is permitted to carry on the Long Term Business (excluding linked long term) within the meaning of the Insurance Ordinance. As an insurance broker, Noah Insurance must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by IA.

Trustee Ordinance (Cap. 29 of the Laws of Hong Kong)

ARK Trust (Hong Kong) Limited has complied with the requirements of section 77 of the Trustee Ordinance and has been registered as a trust company under section 78(1) of the Trustee Ordinance since 2014. Accordingly, ARK Trust (Hong Kong) Limited may act as trustee in accordance with the Trustee Ordinance.83

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and affiliated entities in China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and Consolidated Affiliated Entities, as of December 31, 2021:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Noah Upright Fund Distribution Co., Ltd. (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd.)	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.)	August 24, 2007	PRC	100%
Shanghai Noah Financial Services Corp.	April 18, 2008	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman Islands	100%
Zigong Noah Financial Service Co., Ltd.	October 22, 2012	PRC	100%
Kunshan Noah Rongyao Investment Management Co., Ltd.	December 2, 2015	PRC	100%
Shanghai Noah Chuangying Enterprise Management Co., Ltd.	December 14, 2015	PRC	100%
Wuhu Fangtiao Technology Co., Ltd.	November 28, 2019	PRC	100%
Shanghai Nuohong Real Estate Co., Ltd.	May 30, 2013	PRC	100%
Noah Rongyitong (Wuhu) Microloan Co., Ltd.	August 13, 2013	PRC	100	%(1)
Joy Triple Star Holdings Limited	January 12, 2018	British Virgin Islands	100%
Joy Paradise Limited	March 29, 2018	British Virgin Islands	100%
Shanghai Glory Information Technology Co., Ltd.	March 2, 2011	PRC	100%
Joy Bright Management Limited	June 11, 2013	British Virgin Islands	100%
Gopher US Management II, L.L.C.	February 27, 2019	USA	100%
ARK Trust (Hongkong) Limited	September 15, 2014	Hong Kong	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Noah Insurance Services, LLC	February 10, 2017	USA	100%
Noah Holdings International Limited	October 11, 2016	Cayman Islands	100%
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	Controlled under the Contractual Arrangement
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	Controlled under the Contractual Arrangement
Wuhu Gopher Asset Management Co., Ltd.	October 10, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Massa Asset Management Co., Ltd.	June 29, 2015	PRC	Controlled under the Contractual Arrangement
(1)	Noah Rongyitong (Wuhu) Microloan Co., Ltd. was indirectly held as to 75% by our Company, and 25% by Noah Investment through the Contractual Arrangements.

Our corporate structure, for the purpose of reflecting Noah Holdings Limited and its relationship with its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as the Consolidated Affiliated Entities, is as follows:

Note:

(1)	The registered shareholders of Noah Investment consisted of (i) Ms. Jingbo Wang, (ii) Mr. Zhe Yin, (iii) Mr. Boquan He, (iv) Ms. Xinjun Zhang, (v) Ms. Yan Wei, and (vi) Ms. Qianghua Yan.
(2)	Our company indirectly held all the equity interests in Shanghai Nuohong through certain insignificant subsidiaries.
(3)	Our company indirectly held all the equity interests in Noah Insurance Services, LLC through certain insignificant subsidiaries.
(4)	Our company indirectly held all the equity interests in Gopher US Management II, L.L.C. through certain insignificant subsidiaries.
(5)	Noah Rongyitong (Wuhu) Microloan Co., Ltd. was indirectly held as to 75% by our Company, and 25% by Noah Investment through the Contractual Arrangements.
(6)	Wuhu Fangtiao Technology Co., Ltd. was indirectly held as to 100% by Noah Upright.
(7)	Shanghai Gopher was directly held as to 80% by Gopher Asset Management Co., Ltd. and indirectly held as to 20% by Noah Investment.

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

We have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and accordingly, the PRC regulatory authorities or courts may take a view that is contrary to the above opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of our Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure—We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.”

D.	Property, Plants and Equipment

Our principal executive offices are located in leased office space at Building 2, 1687 Changyang Road, Yangpu District, Shanghai and Building C and F, 32 Qinhuangdao Road, Yangpu District, Shanghai, which occupy approximately a total of 23,263 square meters. As of December 31, 2021, we owned a total of two properties, with one property for office premises in Suzhou and one property to be used for headquarters in Shanghai. The aggregate gross floor area of our owned properties is approximately 74,000 square meters. In May 2021, we purchased office premises with a gross floor area of approximately 72,000 square meters at 218, Shaohong Road, 1226 and 1256, South Shenbin Road, Minhang District, Shanghai, which will be used as our new headquarters. As of December 31, 2021, we also leased offices in Hong Kong, Taiwan, Silicon Valley, New York and Singapore, as well as leased offices for our service centers and headquarters across China. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Factors Affecting Our Results of Operations

Our business is affected by factors relating to general economic conditions and the HNW wealth management services industry in China and other jurisdictions in which we operate, including:

●	Levels of individual investable financial assets and HNW population in China. We have benefited from the overall economic growth of China and the corresponding increased levels of individual investable financial assets and growing HNW population. The growth of HNW wealth management services industry depends on the continuation of these trends.
●	Client awareness of HNW wealth management services. As Chinese HNW individuals become more sophisticated with respect to their investment strategies and utilizing the value-added services provided by wealth management providers, an increasing number of qualified and experienced wealth management service providers have focused on the development and innovation of investment products, which will further boost the development of the industry.
●	Development of capital markets in China. Recent reforms in Chinese capital markets, including establishment of the Shanghai Stock Exchange Science and Technology Innovation Board, the Beijing Stock Exchange and registration-based IPO regime, provide greater exit opportunities for private equity investments. The opening-up to foreign investments also facilitates globalization of China’s capital market and encourages more trading and investment activities. These developments have in turn driven an expansion in the supply of investment products, both of which has furthered the growth of the HNW wealth management services industry.
●	Macroeconomics and secondary market. Changes in investment demand or investment preferences brought about by factors such as perceived or actual general economic conditions in China and globally, including but not limited to changes in interest rates, inflation and political uncertainty, or performance of the secondary market could affect demand of our clients for our investment products and our operating results. Furthermore, as a portion of our revenues come from performance-based fees earned by investment product partners, our performance is particularly sensitive to cycles in the secondary market as our investment products primarily consist of mutual fund products and private secondary products. An active and booming secondary market generally provides more exit opportunities for our investments, better investment returns for our clients and more performance-based fees for us.
●	Regulatory and policy changes. The wealth management and asset management markets are subject to extensive governmental regulation and policy changes, which may have a material impact on our performance. In particular, in recent years, PRC regulatory authorities published a series of new rules that restrict the issuance of non-standardized credit products, which had a material impact on our product mix, and accordingly affected our revenue structure and operating performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.”

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following Company-specific factors:

●	Our ability to expand our client base and enhance client loyalty. Our revenue growth has been driven primarily by the increasing number of clients we serve, especially core clients including diamond and black card clients, and the investment products we offer or distribute to these clients. We maintain and expand our client base primarily through our dedicated team of relationship managers and strategic client center. We strive to enhance our client loyalty by offering attractive investment products, smooth and convenient investment process, various online and offline investor education and other client events.

●	Our ability to increase transaction value, AUM and service fee rates. We generate revenues from the transaction value of investment products we distribute and the AUM we manage. Our ability to maintain and increase our transaction value, AUM and service fee rates in turn depends on the following factors:
o	Our ability to enhance cooperation with product partners and investment partners. We rely on cooperation with our product partners and investment partners to provide investment products to our clients, and we generate a majority of our revenues from services fees paid by our product partners and investment partners. Our ability to collaborate with leading product partners and investment partners affects our ability to offer attractive products to our clients, maintain and increase our client base, grow our transaction value and AUM and obtain a resilient and favorable revenue structure. In addition, our continued success also depends on our ability to negotiate favorable service fee rates with our product partners and investment partners.
o	Our ability to grow our AUM and enhance the performance of investments managed by Gopher. We generate a substantial portion of revenue from our asset management business, which correspond directly to our domestic and overseas AUM, respectively. Our ability to grow our AUM depends on Gopher’s investment performance. To the extent that Gopher’s historical investment performance is not satisfactory, or that Gopher’s future investment performance is perceived to worsen in either relative or absolute terms, the revenue and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.
o	Our ability to optimize our product mix. As a multi-asset allocator, our ability to adjust and transform our product mix due to evolving economic conditions, risk appetite of our clients and regulatory environment is vital to our business growth. We typically charge different fee rates for different kinds of products we distribute or manage, and our profitability could vary depending on the mix our product offerings.
●	Our ability to innovate and effectively invest in technology. Our ability to innovate our products and value-added services and continue investing effectively in technology is key to improving our client experience and enhance client intention and loyalty. By investing in our technology platforms and fulfillment infrastructure cost-efficiently, we also strive to increase our operating efficiency, which also affects our results of operations.
●	Our ability to manage risks. Our business operation exposes us to a number of risks, including economic fluctuations, unexpected legal or regulatory changes as well as risks related to our product partners and investment, investment portfolios of the products we distribute or offer, and other business counterparties. Our performance depends on our ability to foresee, identify and effectively manage these risks. In the event of any default or unsatisfactory performance of the investment products we distribute or offer, our performance may be negatively affected even if we do not guarantee the return of the investment products.
●	Our ability to enhance efficiency and productivity. The growth of our business will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our ability to streamline our operational human resources and improve efficiency of our relationship managers is key to our success.
●	Our ability to recruit and retain our relationship managers in our “Noah Triangles” solution service team. We rely on our relationship managers in our “Noah Triangles” solution service team to distribute investment products and provide asset allocation and comprehensive services to our clients, from which we derive substantially all of our revenues. Our ability to recruit and retain sufficient high quality relationship managers in our “Noah Triangles” solution service team in a cost-effective manner is crucial to our results of operation.

Impact of COVID-19

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the HNW wealth management services industry. Perceived or actual changes in investable assets and client confidence in the economy could reduce the demand for HNW and ultra HNW wealth management service we provide and negatively impact our operating results. We have experienced decrease in total revenues generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. Nevertheless, we achieved 30.1% and 21.5% year-over-year increases, respectively, in our total revenues and non-GAAP adjusted net income attributable to Noah’s shareholders from 2020 to 2021. Following the outbreak of the COVID-19 pandemic, we have increased our investment in technology to develop online transactional and operational capabilities. We are currently able to complete substantially all of our transactions and investor education online. In 2021, our business operation had substantially returned to normal levels.

Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. As a result, various measures, including travel restrictions and stay-at-home orders, have been reinstated and we may have to adjust various aspects of our operations. Any prolonged suspension of or slowdown in business operations and the instability of a workforce arising from any potential mandatory quarantine requirements may negatively affect our business, financial condition and results of operations. In addition, the highly-contagious Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19.

The extent to which the COVID-19 pandemic may continue to adversely affect the macro-economic environment and our business, our results of operations and financial condition remains uncertain, and will depend on future developments, including the duration and severity of the COVID-19 pandemic, and actions taken to contain the pandemic or treat its impacts. We cannot assure you that we will be able to achieve the same level of total revenues and non-GAAP adjusted net income attributable to Noah’s shareholders that we previously achieved in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing client demands and market conditions.

Number of Clients

Our revenue growth has been driven primarily by (i) the increasing number of clients we serve, and (ii) the increasing number of our core clients including diamond and black card clients. For our wealth management business, we closely monitor the numbers of both our core clients and active clients as key operating metrics. For our asset management business, the majority of the AUM is sourced from our clients’ investments, so the number of clients will also have an influence on this segment.

We assign each of our registered clients a relationship manager, and the number of new clients we may acquire is affected by the breadth of our coverage network. Leveraging our broad coverage network and efficient “Noah Triangle” solution service team, we expect to increase our capability to cultivate and serve new clients, which may result in an increase in the number of new registered and active clients. For details on the number of our clients, see “Item 4. Information on the Company—B. Business Overview—Our Clients.”

Transaction Value

Transaction value is an operating metric specifically related to our wealth management business. It refers to the aggregate value of the investment products we distribute in a given period, which in turn affects the amount of our revenue, primarily one-time commissions and recurring service fees. We provide to our clients four types of investment products that are originated and distributed in and outside of the PRC, (i) mutual fund products, (ii) private secondary products, (iii) private equity products, and (iv) other products we distribute, provide or manage but cannot be classified into any of the above product categories. The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For most investment products, we are entitled to one-time commissions and recurring service fees shared by fund managers over the duration of the investment in the products, and, in some cases, performance-based income shared by fund managers when determined.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2019		2020			2021
	RMB	%	RMB		%	RMB		US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	15,511	19.8	37,981		40.1	37,169		5,833	38.2
Private secondary products	10,867	13.8	35,162		37.1	37,776		5,928	38.9
Private equity products	14,279	18.2	17,876	(1)	18.9	18,069	(1)	2,835	18.6
Other products	37,867	48.2	3,717		3.9	4,189		657	4.3
All products	78,524	100.0	94,736		100.0	97,203		15,253	100.0
(1)	Following the enactment of Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and we now provide private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients. In particular, in 2020, a total of RMB5.2 billion private equity products were offered by Gopher. The figures are included in the table for illustration and comparison purposes only.

Over the last three years, our product mix has evolved due to the economic and market cycles in China and the changing regulatory environment. From the third quarter of 2019, we ceased the offering of private credit products (classified in “other products” in the table above) and transitioned to offer more standardized public securities products. This decision was based on a combination of (i) our understanding and anticipation of the changing regulatory and market environment, and (ii) our commercial evaluation of the risks related to private credit products. Our transaction value increased by 20.6% from RMB78.5 billion in 2019 to RMB94.7 billion in 2020, primarily due to a significant increase in our distribution of standardized mutual fund and private secondary products, demonstrating our success in the aforementioned transition. Our transaction value increased by 2.6% from RMB94.7 billion in 2020 to RMB97.2 billion (US$15.3 billion) in 2021, primarily due to a slight increase in the distribution of private secondary products.

AUM

We measure the performance of our asset management business primarily through AUM. AUM determines the recurring service fees and performance-based income that we are able to collect over the life cycle of the investment products managed by us. Gopher’s AUM were RMB170.2 billion, RMB152.8 billion and RMB156.0 billion (US$24.5 billion) as of December 31, 2019, 2020 and 2021, respectively. Gopher’s AUM decreased from RMB170.2 billion as of December 31, 2019 to RMB152.8 billion as of December 31, 2020, as a result of the one-off voluntary redemptions of outstanding private credit products following the Camsing Incident. Gopher’s AUM increased from RMB152.8 billion as of December 31, 2020 to RMB156.0 billion (US$24.5 billion) as of December 31, 2021, primarily due to continued increase in our management of private equity assets, partially offset by voluntary redemption of credit and real estate assets.

For our asset management business, Gopher develops and manages alternative investments with underlying assets in China and overseas, denominated in Renminbi and foreign currencies, respectively. Historically, it developed and managed principally FoFs which invest in third-party managed funds, but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher also manages feeder funds that invest in certain single third-party managed master funds. Gopher focuses on the following categories of investments across different types of asset classes:

●	private equity investments, including investments in the leading domestic and overseas private equity and venture capital funds through FoFs, feeder funds and S funds, as well as direct and co-investments in companies and projects with investment partners;
●	public securities investments, mainly including target strategy funds, secondary market equity and bond FoF and MoM investments which are sub-advised by outside fund managers, as well as direct investments in listed companies;
●	real estate investments, including funds primarily investing in commercial real estate properties such as office buildings in China, as well as rental residential developments in the U.S., in the form of equity investments;
●	multi-strategy investments that invest in different types of assets, such as stocks, bonds, real estate or cash to create a nimbler and broadly diversified portfolio. We use asset allocation principles to build multi-asset portfolios and multi or single family office accounts; and
●	other investments, including funds investing in private credit related underlying products. We have substantially ceased these investments since the third quarter in 2019.

The table below summarizes our AUM and typical management fee rates chargeable by asset management services provided by Gopher for the last three years:

	As of December 31,
	2019			2020			2021
	Typical			Typical			Typical
	management			management			management
	fee rates	RMB	%	fee rates	RMB	%	fee rates	RMB	%

	(in billions, except for percentages)
Product type
Private equity investments	0.6%-2.0%	109.6	64.4	0.5%-2.0%	117.7	77.0	0.5%-2.1%	130.9	83.9
Public securities investments	0.4%-1.9%	9.3	5.5	0.4%-1.4%	9.8	6.4	0.4%-1.7%	11.2	7.2
Real estate investments	0.2%-2.3%	17.6	10.3	0.5%-2.2%	12.7	8.3	0.5%-2.3%	6.6	4.3
Multi-strategies investments	0.5%-1.1%	8.8	5.2	0.6%-1.1%	7.1	4.6	0.6%-1.1%	5.9	3.8
Other investments[1]	0.2%-1.4%	24.9	14.6	0.1%-0.6%	5.5	3.7	—	1.4	0.8
All products		170.2	100.0		152.8	100.0		156.0	100.0
[1]

Since the first quarter of 2021, we reclassified all remaining mezzanine financing products linked to corporate merger and acquisitions and buy outs from credit to private equity in the amount of RMB4.7 billion, considering its nature is more akin to equity than credit. We have also revised the comparative period presentation to conform to current period presentation

Except for public securities investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated.

Long-duration private equity investments represent an increasing portion of the total AUM, which we expect to help us receive more consistent revenue from recurring service fees. Private equity investments as a percentage of total AUM grew from 64.4% as of December 31, 2019 to 77.0% as of December 31, 2020, and further to 83.9% as of December 31, 2021, primarily due to the increasing demand for private equity investments as well as the accumulation effect for the strategy of fund investments with a long duration. Gopher has also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients.

From the third quarter of 2019, Gopher ceased the offering of private credit products and transitioned to offer more standardized public securities products. As a result, there was a decrease in the percentage of private credit products (classified in “other investments” in the table above) in Gopher’s total AUM from 14.6% as of December 31, 2019 to 3.7% as of December 31,2020, and further to 0.8% as of December 31, 2021, while the percentage of public securities products in Gopher’s total AUM increased from 5.5% as of December 31, 2019 to 6.4% as of December 31, 2020 and 7.2% as of December 31, 2021.

For real estate investments, Gopher has been strategically changed the investment strategy over the past few years, gradually shifting from residential real estate to commercial real estate domestically, due to the evolving risks and reward profile of these investments.

In addition, over 75.0% of Gopher’s AUM as of December 31, 2021 can generate performance-based income if the investment returns exceed certain thresholds, which are typically recorded when underlying investments are exited and monetized.

Furthermore, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. Our overseas AUM managed by Gopher GP were RMB25.2 billion, RMB25.2 billion and RMB28.4 billion (US$4.5 billion), respectively, representing 14.8%, 16.5% and 18.2% of our total AUM for asset management business as of December 31, 2019, 2020 and 2021, respectively.

Components of Results of Operations

Revenues

We derive revenues from three business segments: wealth management, asset management and other services. We generate revenues primarily from:

Revenue from the Wealth Management Business

When a client purchases an investment product recommended by the wealth management branch, the client typically subscribes for a fund managed by the relevant product provider. In connection with the purchase, our wealth management branch is entitled to receive fees from the fund or product provider for services provided and derive revenue accordingly, which include:

a.	from the fund, one-time commissions for fund-raising services that the wealth management branch provides to the fund at the establishment of the fund;
b.	from the fund, recurring service fees for continuous portfolio management services provided to the fund over the duration of the fund, which is paid to us on a regular basis (typically quarterly, semi-annually or annually);
c.	in certain cases when we do not receive the recurring service fee from the fund in clause b., from the product provider, a portion of the recurring service fees received by the product provider from the fund for continuous portfolio management services provided, in connection with the product distribution agreement with the relevant product provider, which is paid to us over the duration of the fund on a regular basis (typically quarterly, semi-annually or annually); and
d.	in certain cases, from the product provider, a portion of the performance-based income received by the product provider for continuous portfolio management services provided from the fund, in connection with the product distribution agreement with the relevant product provider, which is based on the extent to which the fund’s investment performance exceeds a certain threshold, which is also known as “carry”.

We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them.

Revenue from the Asset Management Business

When the investment product that the client purchases is offered by Gopher, Gopher is entitled to receive fees as the fund manager, and derive revenue accordingly, which include:

a.	from the fund, one-time commissions, when the investment product was primarily distributed directly by Gopher, instead of the wealth management branch, for fund-raising services provided to the fund. Most of Gopher products were distributed by the wealth management branch during the three years ended December 31, 2019, 2020 and 2021. Since the fourth quarter of 2020, as Gopher has been selling all of our PE/VC investment products directly to comply with a new regulation[1], one-time commissions in relation to such products are recognized as revenue from the asset management segment.
b.	from the fund, recurring service fees for fund management services provided to the fund;
c.	from the fund, carry (as performance-based income) for fund management services provided to the fund and as an incentive for fund manager to achieve excess return, which is based on the extent to which the fund’s investment performance exceeds a certain threshold; and

Gopher, as a proprietary product provider, enters into agreements on an arm’s length basis with our wealth management branch for product distribution, and in accordance with such agreements, shares a portion of recurring service fees and performance-based income with the wealth management branch in certain cases. To the extent of recurring service fees and performance-based income are shared with the wealth management branch, such intra-group revenue are deducted from our consolidated statements of operations.

The above revenue model descriptions reflect the various contractual agreements for fee sharing among parties. The fees received by us are ultimately born by our clients, as when the client subscribes to the fund, the client agrees that the fund pays Noah’s wealth management branch and/or the relevant product provider, including Gopher, for services provided to the fund.

The following table summarizes our revenues from both business segments:

	Wealth Management Segment	Asset management Segment
One-time commissions	From the fund – For fund raising services of products distributed by Noah Upright From insurance companies – For client referral services	From the fund – For fund raising services of products directly placed by Gopher
Recurring service fees	From the fund and/or product provider – For portfolio management services provided	From the fund – For fund management services and portfolio management services provided
Performance-based income	From the product provider – For portfolio management services provided	From the fund – For fund management services and portfolio management services provided

1

In accordance with the Supervision Measures which came into effect in October 2020, independent fund distribution institutions like Noah Upright shall not distribute privately-raised investment funds that invest in PE/VC products except as otherwise permitted by the CSRC, and shall specialize in the distribution of funds that invest in public securities. Licensed fund managers of privately-raised investment fund like Gopher are not subject to the Supervision Measures.

In addition, we also receive other service fees derived from (i) comprehensive financial services we provide in the wealth management segment, and (ii) other services segment:

●	for wealth management: revenue generated from our investor education business and other comprehensive financial services we provide;
●	for other services: service fees paid by clients for the lending business and other services we provide.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 2,992, 2,960 and 3,148 as of December 31, 2019, 2020 and 2021, respectively. We made strategic investments in our talent pool to capture market opportunities in 2021 and long-term growth potential, which caused our headcount to increase by 6.4% from 2020. We anticipate to continue our investments in talent but will still closely monitor our headcount to maintain high operating efficiency.

In 2019, 2020 and 2021, we incurred relationship managers compensation of RMB625.0 million, RMB614.0 million and RMB920.9 million (US$144.5 million), respectively, representing 18.4%, 18.6% and 21.5% of our net revenues in the same periods, respectively. As of December 31, 2019, 2020 and 2021, we had 1,288, 1,231 and 1,316 relationship managers, whose compensation typically comprises base salaries, quarterly bonuses, and year-end performance-based bonuses. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers to distribute more investment products.

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

Share-based compensation expenses were included in compensation and benefits in 2019, 2020 and 2021. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share options	40,533	1.2	21,837	0.7	18,081	2,837	0.4
Restricted shares	54,364	1.6	37,952	1.1	32,956	5,172	0.8
Total share-based compensation	94,897	2.8	59,789	1.8	51,037	8,009	1.2

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. We operated service centers in 82, 80 and 84 cities in China as of December 31, 2019, 2020 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our group and regional headquarters and offices, depreciation expenses and consulting expenses, among others.

Provision for Credit Losses

Provision for credit losses represent net changes of the allowance for loan losses as well as other financial assets. Our provision for credit losses were recorded primarily in connection with the Camsing Incident and loan receivables.

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

Taxation

The Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payments of capital or dividends in respect of our shares are not subject to withholding tax in the Cayman Islands. Gains derived from the disposal of our shares are not subject to Cayman Islands income or corporation tax. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, estate duty, or inheritance tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

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

Our PRC subsidiaries and our Consolidated Affiliated Entities are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in the PRC. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB21.4 million, RMB18.9 million and RMB33.5 million (US$5.3 million) were deducted from our total revenues in 2019, 2020 and 2021, respectively.

According to Circular 36, applicable VAT rates include 3%, 6%, 11%, and 17%, and the applicable value-added rate for our PRC subsidiaries and our Consolidated Affiliated Entities is 6%. The VAT tax rates of 11% and 17% were reduced to 10% and 16%, respectively, from May 1, 2018 and to 9% and 13% from April 1, 2019.

In addition, our PRC subsidiaries and our Consolidated Affiliated Entities are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws with a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises since January 1, 2008, except where a special preferential rate applies.

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

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	690,860	679,014	1,130,894	177,462
Recurring service fees	524,692	700,157	913,700	143,379
Performance-based income	23,437	180,529	391,903	61,498
Other service fees	522,958	196,151	161,982	25,419
Total revenues from others	1,761,947	1,755,851	2,598,479	407,758
Revenues from funds Gopher manages:
One-time commissions	240,808	129,823	140,522	22,051
Recurring service fees	1,320,773	1,230,042	1,195,309	187,570
Performance-based income	89,648	208,996	392,290	61,559
Total revenues from funds Gopher manages	1,651,229	1,568,861	1,728,121	271,180
Total Revenues	3,413,176	3,324,712	4,326,600	678,938
Less: VAT related surcharges	(21,364)	(18,886)	(33,506)	(5,258)
Net Revenues	3,391,812	3,305,826	4,293,094	673,680
Operating costs and expenses:
Compensation and benefits	(1,610,770)	(1,504,012)	(2,168,880)	(340,345)
Selling expenses	(331,346)	(271,692)	(437,131)	(68,595)
General and administrative expenses	(296,492)	(277,879)	(383,321)	(60,151)
Provision for credit losses	(130,723)	(8,083)	(112,959)	(17,726)
Other operating expenses	(196,793)	(99,040)	(107,844)	(16,923)
Government subsidies	89,278	113,356	115,939	18,193
Total operating costs and expenses	(2,476,846)	(2,047,350)	(3,094,196)	(485,547)
Income from operations:	914,966	1,258,476	1,198,898	188,133
Other income (expenses):
Interest income	89,099	67,317	71,866	11,277
Interest expenses	(430)	—	—	—
Investment income (loss)	(28,620)	(86,369)	65,426	10,267
Settlement expenses	—	(1,828,907)	(19,908)	(3,124)
Other income (expense)	(7,040)	4,164	(18,240)	(2,862)
Total other income (expense)	53,009	(1,843,795)	99,144	15,558
Income (loss) before taxes and income from equity in affiliates	967,975	(585,319)	1,298,042	203,691
Income tax expense	(220,025)	(258,460)	(293,940)	(46,126)
Income from equity in affiliates	115,809	100,257	301,979	47,387
Net income (loss)	863,759	(743,522)	1,306,081	204,952
Less: net (loss) income attributable to non-controlling interests	34,608	1,703	(8,050)	(1,263)
Net income (loss) attributable to Noah’s shareholders	829,151	(745,225)	1,314,131	206,215

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenues. Our total revenues increased by 30.1% from RMB3,324.7 million in 2020 to RMB4,326.6 million (US$678.9 million) in 2021. The increase in total revenues was primarily due to increases in one-time commissions, recurring service fees and performance-based income.

Operating Costs and Expenses. Operating costs and expenses increased by 51.1% from RMB2,047.4 million in 2020 to RMB3,094.2 million (US$485.5 million) in 2021. The increase in operating costs and expenses was primarily driven by our investments in talents, technology, investment research capabilities and client services.

Other Income (Expense). We incurred other income of RMB99.1 million (US$15.6 million) in 2021, as compared with an other expense of RMB1,843.8 million in 2020. The incurrence of other expenses in 2020 was primarily attributable to settlement expenses of RMB1,828.9 million related to the Camsing Incident.

Income Tax Expense. Income tax expense increased by 13.7% from RMB258.5 million in 2020 to RMB293.9 million (US$46.1 million) in 2021, primarily due to higher taxable income.

Net Income (Loss) Attributable to Noah’s Shareholders. Net income attributable to Noah’s shareholders was RMB1,314.1 million (US$206.2 million) in 2021, as compared with net loss attributable to Noah’s shareholders of RMB745.2 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenues. Our total revenues slightly decreased by 2.6% from RMB3,413.2 million in 2019 to RMB3,324.7 million in 2020. The decrease in total revenues was primarily due to the COVID-19 pandemic, which resulted in a decrease in overseas insurance products we distributed in 2020 due to travel bans, as well as a decrease in other service fees for value-added services.

Operating Costs and Expenses. Operating costs and expenses decreased by 17.3% from RMB2,476.8 million in 2019 to RMB2,047.4 million in 2020. The decrease in operating costs and expenses was primarily driven by decreased expenses related to other compensations, as well as provision for credit losses in relation to our wealth management business, partially offset by increased performance fee compensation for our asset management business managed by Gopher.

Other Income (Expense). We incurred other expense of RMB1,843.8 million in 2020, as compared with an other income of RMB53.0 million in 2019. The incurrence of other expenses was primarily attributable to settlement expenses of RMB1,828.9 million related to current and potential future settlement plans for investors of the Camsing Incident.

Income Tax Expense. Income tax expense increased by 17.5% from RMB220.0 million in 2019 to RMB258.5 million in 2020, primarily due to higher taxable income.

Net Income (Loss) Attributable to Noah’s Shareholders. Net loss attributable to Noah’s shareholders was RMB745.2 million in 2020, as compared with net income attributable to Noah’s shareholders of RMB829.2 million in 2019.

Wealth Management

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	688,652	677,726	1,130,653	177,425
Recurring service fees	520,013	697,140	912,506	143,192
Performance-based income	23,333	180,385	391,903	61,498
Other service fees	222,912	123,458	92,352	14,492
Total revenues from others	1,454,910	1,678,709	2,527,414	396,607
Revenues from funds Gopher manages:
One-time commissions	239,409	88,520	50,247	7,885
Recurring service fees	635,437	587,307	557,094	87,420
Performance-based income	97	24,920	77,218	12,117
Total revenues from funds Gopher manages	874,943	700,747	684,559	107,422
Total Revenues	2,329,853	2,379,456	3,211,973	504,029
Less: VAT related surcharges	(10,574)	(13,123)	(17,076)	(2,680)
Net Revenues	2,319,279	2,366,333	3,194,897	501,349
Operating costs and expenses:
Compensation and benefits	(1,232,380)	(1,099,769)	(1,654,289)	(259,594)
Selling expenses	(287,541)	(228,853)	(354,128)	(55,570)
General and administrative expenses	(194,908)	(197,511)	(270,253)	(42,409)
Provision for credit losses	(121,572)	(3,785)	(6,490)	(1,018)
Other operating expenses	(103,846)	(76,983)	(53,616)	(8,414)
Government subsidies	58,704	58,046	65,368	10,258
Total operating costs and expenses	(1,881,543)	(1,548,855)	(2,273,408)	(356,747)
Income from operations:	437,736	817,478	921,489	144,602

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenue. For the wealth management business, our total revenue increased by 35.0% from RMB2,379.5 million in 2020 to RMB3,212.0 million (US$504.0 million) in 2021. Our transaction value increased by 2.6% from RMB94.7 billion in 2020 to RMB97.2 billion (US$15.3 billion) in 2021, primarily due to an increase of RMB2.6 billion transaction value in private secondary products.

●	Total revenue from one-time commissions increased by 54.1% from RMB766.2 million in 2020 to RMB1,180.9 million (US$185.3 million) in 2021, primarily due to more higher fee rate investment products that we distributed in 2021.
●	Total revenue from recurring service fees increased by 14.4% from RMB1,284.4 million in 2020 to RMB1,469.6 million (US$230.6 million) in 2021. The increase was primarily due to the cumulative recurring service fees of long-duration investment products with recurring service fees previously distributed by us.
●	Total revenue from performance-based income increased by 128.5% from RMB205.3 million in 2020 to RMB469.1 million (US$73.6 million) in 2021, primarily due to more performance-based income from private secondary products that we received and shared by product providers. The transaction value of private secondary products increased by 7.4% from RMB35.2 billion in 2020 to RMB37.8 billion (US$5.9 billion) in 2021.
●	Total revenue from other service fees decreased by 25.2% from RMB123.5 million in 2020 to RMB92.4 million (US$14.5 million) in 2021, primarily due to less service fees recorded from lending business since we significantly reduced this business since the second half year of 2019.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 46.8% from RMB1,548.9 million in 2020 to RMB2,273.4 (US$356.7 million) million in 2021, primarily due to our continued strategic investments in our talents and client experiences as well as less expenses incurred in 2020 due to the COVID-19 pandemic.

●	Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits increased by 50.4% from RMB1,099.8 million in 2020 to RMB1,654.3 million (US$259.6 million) in 2021. In 2021, relationship manager compensation increased by 46.9% from 2020, while other compensation increased by 54.8% from 2020, primarily due to adjustment in compensation structure of our employees, as well as increased transaction value.
●	Selling expenses increased by 54.7% from RMB228.9 million in 2020 to RMB354.1 million (US$55.6 million) in 2021, primarily due to our increased expenditure on client activities and services.
●	General and administrative expenses increased by 36.9% from RMB197.5 million in 2020 to RMB270.3 million (US$42.4 million) in 2021, primarily due to increases in technology related expenses and consulting fees.
●	Provision for credit losses increased from RMB3.8 million in 2020 to RMB6.5 million (US$1.0 million) in 2021, primarily due to accrual of allowance for accounts receivables relating to certain funds.
●	Other operating expenses decreased by 30.4% from RMB77.0 million in 2020 to RMB53.6 million (US$8.4 million) in 2021, which is in line with decrease in other service fees.
●	Government subsidies were RMB58.0 million in 2020 and RMB65.4 million (US$10.3 million) in 2021, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenue. For the wealth management business, our total revenue increased by 2.1% from RMB2,329.9 million in 2019 to RMB2,379.5 million in 2020. Our transaction value increased by 20.6% from RMB78.5 billion in 2019 to RMB94.7 billion in 2020, primarily due to a significant increase in our distribution of public securities products, demonstrating our success in the aforementioned transition.

●	Total revenue from one-time commissions decreased by 17.4% from RMB928.1 million in 2019 to RMB766.2 million in 2020, primarily due to less insurance products that we distributed due to the COVID-19 epidemic.
●	Total revenue from recurring service fees increased by 11.2% from RMB1,155.5 million in 2019 to RMB1,284.4 million in 2020. The increase was primarily due to the cumulative effect of investment products with recurring service fees previously distributed by us.
●	Total revenue from performance-based income increased by 776.2% to RMB205.3 million in 2020 from RMB23.4 million in 2019, primarily due to an increase in performance-based income from public securities products and private equity products.
●	Total revenue from other service fees decreased by 44.6% from RMB222.9 million in 2019 to RMB123.5 million in 2020, primarily due to less value-added services we offer to our clients during the COVID-19 pandemic.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 17.7% from RMB1,881.5 million in 2019 to RMB1,548.9 million in 2020.

●	Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits decreased by 10.8% from RMB1,232.4 million in 2019 to RMB1,099.8 million in 2020. In 2020, relationship manager compensation decreased by 1.9% from 2019, while other compensation decreased by 19.9% from 2019 as we streamlined our employees of the wealth management business.

●	Selling expenses decreased by 20.4% from RMB287.5 million in 2019 to RMB228.9 million in 2020, primarily due to a decrease in offline marketing initiatives due to the COVID-19 pandemic.
●	General and administrative expenses increased by 1.3% from RMB194.9 million in 2019 to RMB197.5 million in 2020, primarily due to our increased investment in research and recruiting.
●	Provision for credit losses decreased by 96.9% from RMB121.6 million in 2019 to RMB3.8 million in 2020. The majority of such provision in 2019 were one-time write-off expense of receivables accounts related to certain credit fund products in relation to the Camsing Incident.
●	Other operating expenses decreased by 25.9% from RMB103.8 million in 2019 to RMB77.0 million in 2020, primarily due to reduced expenses related to Enoch Education and distribution of investment products provided by our lending business.
●	Government subsidies were RMB58.7 million in 2019 and RMB58.0 million in 2020, respectively.

Asset Management

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	2,208	1,288	241	38
Recurring service fees	4,679	3,017	1,194	187
Performance-based income	104	144	—	—
Other service fees	4,274	7,451	1,390	218
Total revenues from others	11,265	11,900	2,825	443
Revenues from funds Gopher manages:
One-time commissions	1,399	41,303	90,275	14,166
Recurring service fees	685,336	642,735	638,215	100,150
Performance-based income	89,551	184,076	315,072	49,442
Total revenues from funds Gopher manages	776,286	868,114	1,043,562	163,758
Total Revenues	787,551	880,014	1,046,387	164,201
Less: VAT related surcharges	(3,971)	(4,521)	(4,923)	(773)
Net Revenues	783,580	875,493	1,041,464	163,428
Operating costs and expenses:
Compensation and benefits	(279,895)	(339,691)	(450,034)	(70,620)
Selling expenses	(26,661)	(34,302)	(55,790)	(8,755)
General and administrative expenses	(71,805)	(59,440)	(70,686)	(11,092)
Provision for credit losses	(3,800)	(251)	(13,275)	(2,083)
Other operating expenses	(25,978)	(6,443)	(4,347)	(682)
Government subsidies	15,878	24,443	37,905	5,948
Total operating costs and expenses	(392,261)	(415,684)	(556,227)	(87,284)
Income from operations:	391,319	459,809	485,237	76,144

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenue. For the asset management business, our total revenue increased by 18.9% from RMB880.0 million in 2020 to RMB1,046.4 million (US$164.2 million) in 2021. Gopher’s AUM increased from RMB152.8 billion as of December 31, 2020 to RMB156.0 billion (US$24.5 billion) as of December 31, 2021, as a result of continuously growth in private equity products and partially offset by redemption of credit products and real estate products.

●	Total revenue from one-time commissions increased by 112.5% from RMB42.6 million in 2020 to RMB90.5 million (US$14.2 million) in 2021, mainly due to the transfer of distribution of private equity products from wealth management to asset management since the fourth quarter of 2020 to comply with relevant regulation.
●	Total revenue from recurring service fees decreased by 1.0% from RMB645.8 million in 2020 to RMB639.4 million (US$100.3 million) in 2021, mainly due to a decrease in assets under management in credit products and real estate products.
●	Total revenue from performance-based income increased by 71.0% from RMB184.2 million in 2020 to RMB315.1 million (US$49.4 million) in 2021, primarily due to an increase in performance-based income from private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses increased by 33.8% from RMB415.7 million in 2020 to RMB556.2 million (US$87.3 million) in 2021, primarily due to our continued investments in our talents as well as less expenses incurred in 2020 due to the COVID-19 pandemic.

●	Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits increased by 32.5% from RMB339.7 million in 2020 to RMB450.0 million (US$70.6 million) in 2021 due to an increase in performance-based compensation and talent acquisition for enhancing investment research capabilities.
●	Selling expenses increased by 62.6% from RMB34.3 million in 2020 to RMB55.8 million (US$8.8 million) in 2021, primarily due to an increase in client service expense and marketing expense.
●	General and administrative expenses increased by 18.9% from RMB59.4 million in 2020 to RMB70.7 million (US$11.1 million) in 2021, primarily due to an increase in technology related expenses.
●	Provision for credit losses increased from RMB0.03 million in 2020 to RMB13.3 million (US$2.1 million) in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.
●	Government subsidies were RMB24.4 million for the year ended December 31, 2020 and RMB37.9 million (US$5.9 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenue. For the asset management business, our total revenue increased by 11.7% from RMB787.6 million in 2019 to RMB880.0 million in 2020. Gopher’s AUM decreased from RMB170.2 billion as of December 31, 2019 to RMB152.8 billion as of December 31, 2020, as a result of the voluntary redemptions of outstanding private credit products following the Camsing Incident, which is a one-off event.

●	Total revenue from recurring service fees decreased by 6.4% from RMB690.0 million in 2019 to RMB645.8 million in 2020, mainly due a decrease in assets under management in credit products.
●	Total revenue from performance-based income increased by 105.5% from RMB89.7 million in 2019 to RMB184.2 million in 2020, primarily due to an increase in performance-based income from private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses increased by 6.0% from RMB392.3 million in 2019 to RMB415.7 million in 2020.

●	Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits increased by 21.4% from RMB279.9 million in 2019 to RMB339.7 million in 2020 due to increase in the number of employees in our funds investing team.
●	Selling expenses increased by 28.7% from RMB26.7 million in 2019 to RMB34.3 million in 2020, primarily due to increased marketing consulting fee in 2020.
●	General and administrative expenses decreased by 17.2% from RMB71.8 million in 2019 to RMB59.4 million in 2020, primarily due to our expenses controls implemented in 2020.
●	Government subsidies were RMB15.9 million for the year ended December 31, 2019 and RMB24.4 million in 2020.

Other businesses

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
Other service fees	295,772	65,242	68,240	10,708
Total revenues from others	295,772	65,242	68,240	10,708
Total Revenues	295,772	65,242	68,240	10,708
Less: VAT related surcharges	(6,819)	(1,242)	(11,507)	(1,806)
Net Revenues	288,953	64,000	56,733	8,903
Operating costs and expenses:
Compensation and benefits	(98,495)	(64,552)	(64,557)	(10,130)
Selling expenses	(17,144)	(8,537)	(27,213)	(4,270)
General and administrative expenses	(29,779)	(20,928)	(42,382)	(6,651)
Provision of credit losses	(5,351)	(4,047)	(93,194)	(14,624)
Other operating expenses	(66,969)	(15,614)	(49,881)	(7,827)
Government subsidies	14,696	30,867	12,666	1,988
Total operating costs and expenses	(203,042)	(82,811)	(264,561)	(41,515)
Income (loss) from operations:	85,911	(18,811)	(207,828)	(32,613)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenue. For other businesses, our total revenue were RMB68.2 million (US$10.7 million) in 2021, representing a 4.6% increase from RMB65.2 million in 2020.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2021 were RMB264.6 million (US$41.5 million), representing a 219.5% increase from RMB82.8 million in 2020, primarily due to (i) an increase in provision for credit losses as a result of our periodic assessment on expected collection of our loan receivables and (ii) an increase in selling and general and administrative expenses as a result of an increase in marketing and consulting fees.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Revenue. For other businesses, our total revenue were RMB65.2 million in 2020, representing a 77.9% decrease from RMB295.8 million in 2019, mainly due to our strategic shift in focus to our core wealth management and asset management businesses.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2020 were RMB82.8 million, representing a 59.2% decrease from RMB203.0 million in 2019, primarily due to (i) a decrease in other operating expenses as a result of a decrease in lending business and (ii) a decrease in compensation and benefits as a result of the optimization of our employee structure starting from 2019 which led to a decrease in segment headcount from 142 as of December 31, 2019 to 83 as of December 31, 2020, partially offset by an increase in government subsidies in connection with our lending business in 2019.

Non-Gaap Measures

Adjusted net income attributable to Noah’s shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-recurring settlement expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to Noah’s shareholders from net income attributable to Noah’s shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-recurring settlement expenses. All tax expense impact of such adjustments would be also considered.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-recurring settlement expenses, and net of relevant tax impact. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah’s shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to GAAP, we recognized significant amounts of expenses for all forms of share-based compensation and settlement expenses (net of tax impact). To make our financial results comparable period by period, we utilize non-GAAP adjusted net income to better understand our historical business operations.

The table below sets forth a reconciliation of our net income (loss) attributable to Noah’s shareholders and adjusted net income attributable to Noah’s shareholders (non-GAAP) for the years indicated:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net income (loss) attributable to Noah’s shareholders	829,151	(745,225)	1,314,131	206,215
Add: share-based compensation	94,897	59,789	51,037	8,009
Add: settlement expense(1)	—	1,828,907	19,908	3,124
Less: Tax effect of adjustments	22,346	13,821	12,374	1,942
Adjusted net income attributable to Noah’s shareholders (non-GAAP)	901,702	1,129,650	1,372,702	215,406
(1)	Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Camsing Incident.”

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (the “FASB”) issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. We have adopted this guidance since January 1, 2022 and the adoption does not have a material impact on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. We have adopted this guidance since January 1, 2022 and the adoption does not have a material impact on its consolidated financial statements.

B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2019, 2020, and 2021 were for operating and investing activities. In addition, we used nil, RMB281.6 million and RMB372.4 million (US$58.4 million) to repurchase our ADSs in 2019, 2020 and 2021, respectively. As of December 31, 2021, we had RMB3,404.6 million (US$534.3 million) in cash and cash equivalents, consisting of cash on hand, demand deposits, money market funds and mutual funds which are unrestricted as to withdrawal and use. As of December 31, 2021, cash and cash equivalents of RMB24.8 million (US$3.9 million) was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In February 2015, we issued five-year convertible notes with US$80 million in aggregate principal at a rate of 3.5% per annum. The notes were convertible at the holders’ option with an initial conversion price of US$23.03 per ADS. As of December 31, 2019, all notes have been exchanged for 3,473,730 ADSs.

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,288,233	796,353	1,521,838	238,809
Net cash (used in) provided by investing activities	(182,012)	352,584	(2,572,094)	(403,619)
Net cash provided by (used in) financing activities	543,311	(371,422)	(513,121)	(80,519)
Effect of exchange rate changes	37,811	(148,745)	(46,714)	(7,330)
Net increases (decrease) in cash and cash equivalents	1,687,343	628,770	(1,610,091)	(252,659)
Cash, cash equivalents and restricted cash at the beginning of the year	2,706,591	4,393,934	5,022,704	788,172
Cash, cash equivalents and restricted cash at the end of the year	4,393,934	5,022,704	3,412,613	535,513

Operating Activities

Net cash provided by operating activities in 2021 was RMB1,521.8 million (US$238.8 million), primarily as a result of net income of RMB1,306.1 million (US$205.0 million), adjusted by (i) certain non-cash charges of RMB143.9 million (US$22.6 million), which was primarily attributable to depreciation and amortization of RMB146.6 million (US$23.0 million), provision for credit losses of RMB113.0 million (US$17.7 million) and non-cash lease expenses of RMB85.7 million (US$13.4 million), partially offset by income from equity in affiliates, net of dividends of RMB206.2 million (US$32.4 million), (ii) decrease in net working capital of RMB191.4 million (US$30.0 million), which was primarily attributable to an increase in accrued payroll and welfare expenses of RMB240.9 million (US$37.8 million) and an increase in other current liabilities of RMB191.4 million (US$30.0 million), partially offset by an increase in accounts receivables of RMB363.0 million (US$57.0 million) and (iii) offset by changes in deferred tax assets and liabilities of RMB119.6 million (US$18.8 million).

Net cash provided by operating activities in 2020 was RMB796.4 million, primarily as a result of net loss of RMB743.5 million, adjusted by certain non-cash charges of RMB1,578.1 million, which was primarily attributable to share-based settlement expense in the amount of RMB1,290.8 million related to the Camsing Incident, impairment of long-term investments of RMB115.1 million, depreciation expenses of RMB98.5 million and noncash lease expenses of RMB84.7 million, partially offset by income from equity in affiliates, net of dividends, of RMB60.4 million and changes in deferred tax assets and liabilities of RMB67.3 million, and decrease in net working capital of RMB29.1 million, which was primarily attributable to an increase of contingent liability of RMB530.4 million, partially offset by an increase in accounts receivables of RMB219.3 million and a decrease of other current liabilities of RMB361.2 million. The increase in our contingent liabilities was due to the Offer made for clients affected by Camsing Incident. The increase in our accounts receivables was due to the growth of our business. The decrease in our other current liabilities was primarily due to the decrease of payable to individual for trust services.

Net cash provided by operating activities in 2019 was RMB1,288.2 million, primarily as a result of net income of RMB863.8 million, adjusted by certain non-cash charges of RMB389.2 million, which primarily included provision for credit losses of RMB130.7 million, depreciation expenses of RMB105.4 million, impairment of long-term investments of RMB104.4 million, share-based compensation expenses of RMB94.9 million and noncash lease expenses of RMB85.4 million, partially offset by income from equity in affiliates, net of dividends, of RMB40.0 million, changes in deferred tax assets and liabilities of RMB62.4 million, and changes in working capital of RMB97.7 million, which was primarily attributable to cash inflow of RMB162.2 million from acquisitions and sales of investment products, a decrease in accounts receivable of RMB47.8 million and a decrease in other current assets of RMB70.0 million, partially offset by a decrease in accrued payroll and welfare expenses of RMB114.5 million.

Investing Activities

Net cash used in investing activities in 2021 was RMB2,572.1 million (US$403.6 million), primarily attributable to purchase of property and equipment of RMB2,271.2 million (US$356.4 million), which was principally for acquiring our new headquarter premises in Shanghai, net loan disbursement of RMB331.9 million (US$52.1 million) and purchase of long-term investment of RMB91.3 million (US$14.3 million), which was partially offset by proceeds from redemption of held-to-maturity investments of RMB101.6 million (US$15.9 million).

Net cash provided by investing activities in 2020 was RMB352.6 million, primarily attributable to net cash inflow from collection of loans originated to third parties of RMB221.6 million, net capital return from investment in affiliates of RMB100.5 million and proceeds of investments held by our consolidated funds of RMB72.6 million, which was partially offset by purchase of property and equipment of RMB51.6 million and net purchase of held-to-maturity investments of RMB48.6 million.

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

Financing Activities

Net cash used in financing activities was RMB513.1 million (US$80.5 million) in 2021 due to repurchasing of our ordinary shares of RMB372.4 million (US$58.4 million) and payment to acquire non-controlling interests in subsidiaries of RMB178.8 million (US$28.1 million), partially offset by contribution from non-controlling interests of RMB43.4 million (US$6.8 million).

Net cash used in financing activities was RMB371.4 million in 2020 due to repurchasing of our ordinary shares of RMB281.6 million and divestment of non-controlling interests of RMB90.8 million, partially offset by proceeds from issuance of ordinary shares upon exercise of stock options of RMB33.4 million.

Net cash provided by financing activities was RMB543.3 million in 2019 due to the net contributions from non-controlling interests of subsidiaries of RMB518.6 million, and proceeds from the issuance of ordinary shares upon the exercise of stock options of RMB31.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, and we intend to fund those requirements with our existing cash balances.

Capital Expenditures

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB65.3 million, RMB51.6 million and RMB2,271.2 million (US$356.4 million) in 2019, 2020 and 2021, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business. As of the date of this annual report, we expect that our capital expenditure in 2022 to be approximately RMB162.3 million (US$25.5 million) primarily on the renovation and upgrade of our newly purchased office premises, and we intend to fund our planned capital expenditures with existing cash balance.

Operating Lease Obligations

Oue operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Our operating lease expenses were RMB109.8 million and RMB99.3 million and RMB102.3 million (US$16.1 million) in 2019, 2020 and 2021, respectively. The majority of our operating lease obligations are related to our office lease agreements in China.

The following table sets forth our contractual obligations as of December 31, 2021:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-2 years	2-5 years	years
	RMB	RMB	RMB	RMB	RMB

(in thousands)
Operating Lease	233,556	95,288	75,197	63,071	—

For details of our payment of employee’s payroll and welfare expenses, see "—Components of Results of Operations—Operating Costs and Expenses Compensation and Benefits."

For details of our taxes, see “Taxation.”

For details of other various selling, general and administrative expenses, see “—Components of Results of Operations—Operating Costs and Expenses—Selling Expenses” and “—Components of Results of Operations—Operating Costs and Expenses—General and Administrative Expenses.”

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

Property Interests

In May 2021, we purchased new office premises with a gross floor area of approximately 72,000 square meters in Shanghai, and the carrying amount of its property interest (which all form party of non-property activities) is approximately RMB2,369.8 million (US$371.9 million), accounting for 21.8% of our total assets as of December 31, 2021.

Holding Company Structure

We are a holding company, and we conduct businesses through our subsidiaries and our Consolidated Affiliated Entities. As a result, we may rely significantly on dividends and other distributions by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements which would materially and adversely affect its ability to pay dividends and other distributions to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and our Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB1,765.1 million, RMB2,040.5 million and RMB2,950.5 million (US$463.0 million) as of December 31, 2019, 2020 and 2021, respectively.

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

C.Research and Development, Intellectual Property

Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technologies” and “Item 4. Information on the Company—B. Business Overview— Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

Consolidation of investment funds

We consolidate entities based on either a variable interest model or voting interest model. U.S.GAAP provides guidance that requires an analysis to determine (i) whether an entity in which we hold a variable interest is a variable interest entity, or the VIE, and (ii) whether our involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests, would give it a controlling financial interest. We first consider whether an entity is considered a VIE and therefore whether to apply the consolidation guidance under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities under the voting interest model. As such, for (i) investment funds in the legal form of limited partnership we manages as general partner, and (ii) contractual funds we manage as fund manager that are determined to be VIEs, we consolidate those entities when we are the primary beneficiary where we have both the power to direct the activities that most significantly affects the economic performance of the VIEs and receives the economic benefits of the VIEs that could be significant to the VIEs.

Significant judgements are involved to assess whether the funds should be consolidated, which include but not limited to,

●	Making judgments as to whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive rights to either dissolve the fund or remove the general partner or the fund manager—To make the judgments, we evaluate whether barriers to exercise these rights exist.
●	Determining whether our management fees and performance-based income represent variable interests—Judgments are made as to whether the fees we earn are commensurate with the level of effort required for those fees and at market rates. In making this judgment, we consider, among other things, the extent of third party investment in the entity and the terms of any other interests we hold in the VIE.
●	Concluding whether we have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE—Quantitative and qualitative factors are evaluated to determine whether the threshold of “potentially significant” is met.

In our consolidated balance sheets, we present 100% of the assets and liabilities of consolidated VIEs along with a non-controlling interest which represents the portion of the consolidated vehicle’s interests held by third party investors in the funds. We recognize 100% of the consolidated fund’s investment income (loss) and allocate the portion of that income (loss) attributable to third party ownership to non-controlling interests in arriving at our net income (loss). We determine whether we are the primary beneficiary of a VIE when we initially involve with a VIE and reconsider that conclusion when facts and circumstances change. Our conclusion of whether the funds deemed as VIEs shall be consolidated may have a material impact on our consolidated financial statements.

Allowance for loan losses

We maintain an allowance for credit losses in the loan portfolio, which represents management’s estimate of lifetime expected losses based on all available relevant information, relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. In establishing the allowance for credit losses, statistical models are applied to outstanding loans with different risk characteristics.

For loans secured by investment products we issue, the expected loss is estimated using a probability of default and loss given assumption derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For loans secured by real estate properties, the expected loss is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows. Qualitative adjustments can be made for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances.

As of December 31, 2021, the allowance is estimated as RMB93.9 million based on information known at the time of the review, which represents management’s best estimate of losses inherent in the loan receivables of RMB595.8 million. Our allowance for credit losses is sensitive to certain inputs, most notably the reasonable and supportable forecasts that are incorporated in our estimate of credit losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	49	Co-founder, chairwoman of our board and chief executive officer of our group
Zhe Yin	47	Co-founder, director and chairman of Gopher Asset Management
Chia-Yue Chang	61	Director
Neil Nanpeng Shen	54	Director
Boquan He	61	Independent director
May Yihong Wu	54	Independent director
Tze-Kaing Yang	67	Independent director
Jinbo Yao	45	Independent director
Zhiwu Chen	59	Independent director
Qing Pan	47	Chief financial officer
Jun Lu	51	Chief technology officer
Ligao Zhou	46	Chief risk management officer
Jin Chen	53	Chief executive officer of Noah Digital International

Ms. Jingbo Wang is one of our Founders and has been our chairwoman and chief executive officer of our group since our inception in August 2005. Ms. Wang has over 20 years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (currently known as Manulife Teda Fund Management Co., Ltd.), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 by China Entrepreneur. In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017. In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University in Sichuan, China.

Mr. Zhe Yin is one of our founders and has been our director since June 2007. Mr. Yin has over 20 years of professional experience in wealth management and asset management industries. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch, with his last position as the foreign exchange product manager of private finance division. Since August 2021, Mr. Yin has been serving as a director of Dalian Zeus Entertainment Co., Ltd., the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354). From November 2017 to June 2021, Mr. Yin served as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd., the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002390). Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China from 2017 to August 2021. He was named as one of the Top 20 China’s Best Private Equity Investors in 2017 and as one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd., a leading financial services technology enterprise in China’s private equity investment industry. Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics in Shanghai, China, in July 1997.

Ms. Chia-Yue Chang has been our director since August 2007. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the fairness committee and the sustainable development committee, respectively, of our company. Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University in Taiwan, in June 1983.

Mr. Neil Nanpeng Shen has been our director since January 2016. Mr. Shen has been the founding managing partner of Sequoia Capital China, since September 2005. Prior to founding Sequoia Capital China, in 1999, Mr. Shen co-founded Trip.com Group Limited, a leading travel service provider in China, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) (previously known as Ctrip.com International, Ltd. (ticker symbol: CTRP)) and the Hong Kong Stock Exchange (stock code: 09961) (“Ctrip”). Mr. Shen served as the president of Ctrip from August 2003 to October 2005 and as the chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group, a leading economy hotel chain company in China, which commenced operations in July 2002 and the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016. Mr. Shen previously held or currently holds directorship in the following listed companies during the three years immediately preceding the date of this annual report: (i) an independent non-executive director of Pinduoduo Inc. since April 2018, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: PDD); (ii) a non-executive director of BTG Hotels (Group) Co., Ltd. since January 2017, the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258); (iii) a non-executive director of Meituan since October 2015, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03690); (iv) a non-executive director of Ninebot Limited since July 2015, the shares of which are listed on the Shanghai Stock Exchange STAR Market (stock code: 689009); (v) an independent non-executive director of Ctrip since October 2008, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) and the Hong Kong Stock Exchange (stock code: 09961); (vi) a non-executive director of China Renaissance Holdings Limited from June 2018 to June 2020, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01911); (vii) a non-executive director of 360 Security Technology Inc. from February 2018 to May 2020, the shares of which are listed on the Shanghai Stock Exchange (stock code: 601360). Mr. Shen received his bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in Shanghai, China, in July 1988 and his master’s degree from Yale University in November 1992.

Mr. Boquan He has been our director since August 2007 and has served as our independent director since October 2011 under applicable U.S. regulations. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd. since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group, a then renowned food and beverage company which was acquired by Danone Group in 2000. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (ticker symbol: KANG) till its delisting in January 2019, from July 2007 to January 2019. Mr. He received his two-year college graduation certificate from Guangdong Television Public University (currently known as Guangdong Open University) in Guangdong, China, in July 1986.

Ms. May Yihong Wu, has been serving as our independent director since November 2010. Since July 2019, Ms. Wu has been serving as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Since May 2017, Ms. Wu has been serving as an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1972). Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University in Shanghai, China in July 1989.

Mr. Tze-Kaing Yang has served as our independent director and the chairman of the audit committee of our company since May 2015. Since January 2015, Mr. Yang has been serving as the chairman and chief executive officer of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He has been serving as the director of (i) ASUSTeK Computer Inc., the shares of which are listed on the Taiwan Stock Exchange (stock code: 2357), since July 2016, (ii) Pegatron Corporation, the shares of which are listed on the Taiwan Stock Exchange (stock code: 4938), since June 2016, and (iii) TTY Biopharm Company Limited, the shares of which are listed on the Taipei Stock Exchange (stock code: 4105), since June 2016. Mr. Yang served as the deputy minister of finance in Taiwan from July 2003 to May 2004, and as acting chairman of Bank of Taiwan from July 2003 to July 2004. He also served as the managing director of Bank of Taiwan, the president of China Development Industrial Bank and also the executive secretary of National Development Fund in Taiwan. Mr. Yang was appointed an adjunct associate professor of the School of Business Management at National Chengchi University from February 2017 to July 2017, and as an adjunct professor of the Guanghua School of Management at Peking University from September 2001 to August 2003. Mr. Yang received his Ph.D. in business administration from National Chengchi University in Taiwan, in June 1987 and his MBA degree from the University of Illinois at Urbana-Champaign in Illinois, the U.S., in August 1982.

Mr. Jinbo Yao has been our independent director since November 2014. Mr. Yao is a pioneer in China’s internet industry. He is the founder and has been serving as the chairman of the board of directors and chief executive officer of 58.com Inc., the shares of which were listed on the New York Stock Exchange (ticker symbol: WUBA) until September 2020, since 2013. Since April 2015, Mr. Yao has been serving as the chief executive officer of Ganjiwang (Tianjin) Technology Co., Ltd., the company which owned Ganji.com, a leading online classifieds platform in China. Prior to founding 58.com Inc., in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn with his last position as a vice president of sales until May 2001. In September 2001, Mr. Yao co-founded the education company Xueda Education Group, the shares of which were listed on the New York Stock Exchange (ticker symbol: XUE) in November 2010 until its delisting in September 2016. Mr. Yao received his bachelor’s degrees in marine chemistry and computer application from Ocean University of Qingdao (currently known as Ocean University of China) in Shangdong, China in July 1999.

Dr. Zhiwu Chen has served as our independent director since January 2014. Dr. Chen has been a faculty member at the University of Hong Kong since July 2016, and is currently serving as a director of the Asia Global Institute, the chair professor of Finance and Victor and William Fung Professor in Economics at the University of Hong Kong. Dr. Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at School of Economics of Peking University and at School of Social Science and School of Economics and Management of Tsinghua University. In 2001, Dr. Chen also co-founded Zebra Capital Management, L.L.C. and remained with the company with the position as chief investment manager until March 2011. Dr. Chen received research awards including the Graham and Dodd Award in 2013 by Financial Analysts Journal, the Pacesetter Research Award in 1999 by Genetic Metabolic Dietitians International, and the Chicago Board Options Exchange Competitive Research Award in 1994 by Pacific-Basin Finance Journal. Dr. Chen was listed as one of the top ten political influencers in China by Burson-Marsteller’s 2012 “G20 Influencers” report. Dr. Chen was also one of members of the International Advisory Board of the CSRC from August 2012 to November 2019. Since March 2021, Dr. Chen has been serving as an independent non-executive director at Bairong Inc., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06608). From July 2015 to October 2018, he served as an independent non-executive Director of IDG Energy Investment Limited (previously known as Shun Cheong Holdings Limited), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00650). From May 2011 to June 2017, he served as an independent non-executive director at PetroChina Company Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00857), the Shanghai Stock Exchange (stock code: 601857) and the New York Stock Exchange (ticker symbol: PTR). From November 2010 to August 2018, he served as an independent non-executive Director of Bank of Communications Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03328) and the Shanghai Stock Exchange (stock code: 601328). Dr. Chen received his Ph.D. in financial economics from Yale University in December 1990, his master’s degree in systems engineering from Changsha Institute of Technology (currently known as National University of Defense Technology) in Hunan, China, in January 1986 and his bachelor’s degree in computer science from Central South University in Hunan, China, in July 1983.

Mr. Qing Pan has been our chief financial officer since November 2019. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies’ U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., mainland China, and Hong Kong. Since August 2017, Mr. Pan has been serving as an independent director of JCET Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584). Mr. Pan obtained his master degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor’s degree in teaching Chinese as a foreign language from Beijing Foreign Studies University in Beijing, China, in July 1997.

Mr. Jun Lu, the chief technology officer of our company, primarily responsible for the strategic digital transformation, FinTech platform development, technology architecture optimization, as well as artificial intelligence, data intelligence application and innovation. Mr. Lu is an internet software veteran with over 20 years of experience in leading development of large-scale software platforms and exploration of cutting-edge technologies in the e-commerce and finance sectors, both in the U.S. and China. Prior to joining our group, from 2018 to 2020, Mr. Lu was the chief technology officer of Lu International (Singapore) Ltd., a subsidiary of Lufax Holding Ltd, the shares of which are listed on the New York Stock Exchange (ticker symbol: LU), where he also served as the head of technology center of Lufax Holding Ltd from November 2016 to July 2020 and an executive member in attendance of Lufax Holding Ltd from 2016 to 2020, primarily in charge of all product research and development activities. From February 1, 2014 to November 4, 2016, Mr. Lu served as the chief technology officer at Vipshop US Inc., the shares of which are listed on the New York Stock Exchange (ticker symbol: VIPS), where he also served as a senior director of the technology center, responsible for artificial intelligence and artificial reality/virtual reality technologies in e-commerce, as well as mobile applications development. Prior to that, Mr. Lu also worked at eBay Inc., the shares of which are listed on NASDAQ (ticker symbol: EBAY) in its Silicon Valley headquarters in various roles. He was one of the founders of eBay Inc.’s first application programming interface (API) platform. Mr. Lu obtained his master’s degrees in computer sciences and electronic engineering, respectively, from University of New Mexico, in New Mexico, the U.S., in July 2020 and his bachelor’s degree in scientific device engineering from Zhejiang University in Zhejiang, China, in July 1992.

Mr. Ligao Zhou has been serving as our chief risk management officer since October 2017. Mr. Zhou has 20 years of experience in financial risk management. Prior to joining our group, he worked at JIC Trust Co., Ltd. and served as the head of the Shanghai financial market department (outbound investment division) from September 2016 to September 2017, and the head of risk management department from December 2013 to September 2016. He also served as a risk manager at Ping An Trust Co., Ltd., a subsidiary of Ping An Insurance (Group) Company of China, Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code:02318) and the Shanghai Stock Exchange (stock code: 601318), from July 2002 to August 2013. In each of these prior positions above, Mr. Zhou was primarily responsible for risk management. Mr. Zhou has also been certified as a financial risk manager (FRM) by Global Association of Risk Management in April 2010 and a chartered financial analyst (CFA) by the CFA Institute in March 2015. Since December 2017, Mr. Zhou has been serving as independent director of Shenzhen LEDMY CO., Ltd, a light emitting diode service provider in China, and Nirvana Technology (Guangzhou) Co., Ltd., an omni-channel e-commerce operator in China. Mr. Zhou received his MBA degree from China Europe International Business School in Shanghai, China, in August 2017. He also received his master’s degree in safety technology and engineering in March 2002 and his bachelor’s degree in safety engineering in July 1999, respectively, from Northeastern University in Liaoning, China.

Mr. Jin Chen is the chief executive officer of Noah Digital International. Prior to joining our group, Mr. Chen worked at ZhongAn Online P&C Insurance Co., Ltd., the first online insurance company in China, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06060), where he served as an executive director and the chairman of the investment decision committee from November 2019 to January 2021, and as the general manager and co-chief executive officer from July 2014 to July 2019. From July 2005 to May 2014, he served as the president of the credit card center at China CITIC Bank Corporation Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00998) and the Shanghai Stock Exchange (stock code: 601998). From July 2002 to July 2005, Mr. Chen served as a deputy manager of China Merchants Fund Management Co., Ltd. From March 2001 to July 2002, Mr. Chen served as an assistant to the chief executive officer of China Merchants Securities Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06099) and the Shanghai Stock Exchange (stock code: 600999). From May 1999 to March 2001, Mr. Chen served as a deputy director of the office of board of directors at China Merchants Bank Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03968) and the Shanghai Stock Exchange (stock code: 600036). Since May 2020, Mr. Chen has been serving as an independent director of Shanghai Fuiou Pay Service Co., Ltd., a technology-driven international payment solution provider. Mr. Chen is an academic entrepreneur with a deep theoretical foundation and rich practical experience. His areas of expertise include financial technology and industrial Internet. He was appointed as an adjunct professor at the Chinese University of Hong Kong in February 2014, and he currently serves as the executive director of Shanghai Advanced Institute for Financial Research. In addition, Mr. Chen currently serves as a director of the Shanghai Adream Foundation. He was also a representative of the 5th Shenzhen’s People’s Congress and a representative of the 2nd People’s Congress of Huangpu District, Shanghai. He was awarded as the Shenzhen Model Worker, the 4th Shenzhen Top 10 Outstanding Young Entrepreneur and Shanghai Financial Innovation Figure in 2015. Mr. Chen received his EMBA degree from Cheung Kong Graduate School of Business in Beijing, China, in October 2012 and his master’s degree and bachelor’s degree in engineering from Huazhong University of Science and Technology (currently known as Huazhong University of Science and Technology) in Hubei, China, in June 1994 and July 1991, respectively.

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

For the fiscal year ended December 31, 2019, 2020 and 2021, we paid an aggregate of approximately RMB31.1 million, RMB16.2 million and RMB40.2 million (US$6.3 million), respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 Class A ordinary shares. As of December 31, 2021, there were 361,853 options to purchase Class A ordinary shares outstanding, and 138,834 restricted shares had been issued and were outstanding under the 2017 Plan .

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

The following table summarizes, as of December 31, 2021, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2017 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price -
	Options	(US$/
Name	Awarded	ADS)	Date of Grant	Date of Expiration
Jingbo Wang	*	37.63	September 1, 2018	September 1, 2028
Zhe Yin	*	37.63	September 1, 2018	September 1, 2028
Chia-Yue Chang	*	37.63	September 1, 2018	September 1, 2028
Qing Pan	*	37.63	September 1, 2018	September 1, 2028
Ligao Zhou	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	23.68	December 1, 2020	December 1, 2034
Other Individuals as a Group	*	35.52	April 6, 2021	April 6, 2035
Other Individuals as a Group	*	35.52	April 12, 2021	April 12, 2031
Other Individuals as a Group	*	35.52	April 26, 2021	April 26, 2035
Other Individuals as a Group	*	35.24	May 6, 2021	May 6, 2031
Other Individuals as a Group	*	30.88	August 23, 2021	August 23, 2031
Other Individuals as a Group	*	30.88	August 25, 2021	August 25, 2031
Other Individuals as a Group	*	29.70	October 25, 2021	October 25, 2036

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2021, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Restricted Shares	Date of Issuance
Jingbo Wang	*	September 1, 2018
Zhe Yin	*	September 1, 2018
Chia-Yue Chang	*	September 1, 2018
Qing Pan	*	September 1, 2018
Ligao Zhou	*	September 1, 2018
Other Individuals as a Group	*	September 1, 2018
Tze-Kaing Yang	*	August 29, 2019
Zhiwu Chen	*	December 14, 2019
Jinbo Yao	*	October 11, 2020
May Yihong Wu	*	November 16, 2020
Jun Lu	*	August 10, 2020
Jin Chen	*	November 10, 2020
Other Individuals as a Group	*	December 10, 2020
Tze-Kaing Yang	*	August 29, 2021
Jinbo Yao	*	October 11, 2021
Zhiwu Chen	*	December 14, 2021

Notes:

*	Less than 1% of our total outstanding share capital.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of December 31, 2021, options to purchase an aggregate of 62,114 Class A ordinary shares have been granted and were outstanding and no restricted shares had been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of December 31, 2021, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

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

Audit Committee. Our audit committee consists of Mr. Tze-Kaing Yang, Dr. Zhiwu Chen and Ms. May Yihong Wu, and is chaired by Mr. Tze-Kaing Yang. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	reporting regularly to the board; and
●	reviewing and approving certain proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act.

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. May Yihong Wu, Mr. Jinbo Yao and Dr. Zhiwu Chen, and is chaired by Dr. Zhiwu Chen. Each member of our corporate governance and nominating committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors, or any of them, is breached.

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

We had 2,992, 2,960 and 3,148 employees as of December 31, 2019, 2020 and 2021, respectively, including 1,288, 1,231 and 1,316 relationship managers during the same periods, respectively. The following table sets forth the breakdown of our full-time employees by function as of December 31, 2021:

	Number of
Business Segments	Employees	% of Total
Wealth management	438	13.9
Relationship managers	1,316	41.8
Asset management	191	6.1
Overseas and other businesses	355	11.3
Research and development	414	13.2
Risk management and compliance	108	3.4
Administrative support	326	10.3
Total	3,148	100.0%

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. In 2021, we were awarded “the Best HR Program” by Flag Awards, as well as “the Best Employer in Greater China” by HRoot Awards.

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

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of February 28, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of February 28, 2022, we had 30,084,232 ordinary shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
			Total
			ordinary	%	% of
	Class A	Class B	shares an	of total	aggregate
	ordinary	ordinary	as converted	ordinary	voting
	shares	shares	basis	shares	power
Directors and Executive Officers:
Jingbo Wang(1)	106,790	6,730,000	6,836,790	22.7	49.1
Zhe Yin(2)	116,300	1,585,000	1,701,300	5.7	11.7
Boquan He(3)	1,639,872	—	1,639,872	5.5	3.0
Chia-Yue Chang(4)	2,064,051	—	2,064,051	6.9	3.8
Neil Nanpeng Shen(5)	1,852,261	—	1,852,261	6.2	3.4
May Yihong Wu	*	—	*	*	*
Tze-Kaing Yang	*	—	*	*	*
Jinbo Yao	*	—	*	*	*
Zhiwu Chen	*	—	*	*	*
Qing Pan	*	—	*	*	*
Jun Lu	—	—	—	—	—
Ligao Zhou	*	—	*	*	*
Jin Chen	—	—	—	—	—
All Directors and Officers as a Group	5,891,837	8,315,000	14,206,837	47.2	71.1
Principal Shareholders:
Jing Investors Co., Ltd.(6)	106,790	6,730,000	6,836,790	22.7	49.1
Yiheng Capital Partners, L.P. (7)	3,323,461	—	3,323,461	11.0	6.0
FIL Limited(8)	2,275,057	—	2,275,057	7.6	4.1
Jia Investment Co., Ltd.(9)	2,064,051	—	2,064,051	6.9	3.8
Yin Investment Co., Ltd.(10)	116,300	1,585,000	1,701,300	5.7	11.7
Investment funds affiliated with Sequoia Capital China(11)	1,650,000	—	1,650,000	5.5	3.0
Quan Investment Co., Ltd.(12)	1,639,872	—	1,639,872	5.5	3.0

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Represents 6,836,790 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang.
(2)	Represents 1,701,300 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(3)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(4)	Represents 2,064,051 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(5)	Includes certain shares held by investment funds affiliated with Sequoia Capital China. See footnote 11 below.

(6)	Jing Investors Co., Ltd., or Jing Investors, is a British Virgin Islands company wholly owned by Ark Trust (Hong Kong) Limited, or Ark Trust, in its capacity as trustee of the Jing Family Trust, or the Trust, constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 6,836,790 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(7)	Represents 3,323,461 ordinary shares beneficially owned by Yiheng Capital Partners, L.P. as of December 31, 2021. Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(8)	Represents 2,275,057 ordinary shares beneficially owned by FIL Limited, or FIL, and its direct and indirect subsidiaries as of December 31, 2021. FIL is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(9)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.
(11)	Represents 1,650,000 ordinary shares in the form of ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.
(12)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2022, 18,368,395 of our Class A ordinary shares were held by one record holder in the United States including 914,738 treasury stock that we repurchased, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our Class A ordinary shares in the United States.

Item 7.   Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

As to the Contractual Arrangements with Noah Investment and its shareholders, please see “Item 4. Information on the Company—C. Organizational Structure” for a description of the Contractual Arrangements.

Transactions with Shareholders and Affiliates

For the funds for which Gopher Asset Management and Gopher GP serve as general partners and/or fund managers, we are entitled to receive recurring service fees and performance-based income. Gopher Asset Management is also entitled to receive one-time commissions for fund raising services when distributing the relevant funds to HNW clients.

During the years ended December 31, 2019, 2020 and 2021, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Asset Management	240,808	129,823	140,522	22,051
Recurring service fees
Investee funds of Gopher Asset Management	1,009,568	927,611	871,618	136,776
Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”)	688	—	463	73
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	15,759	12,411	26,488	4,157
Investee funds of Gopher GP	313,612	302,431	323,691	50,794
Total recurring service fees	1,339,627	1,242,453	1,222,260	191,800
Performance-based income
Investee funds of Gopher Asset Management	34,248	140,050	166,580	26,140
Investee funds of Gopher GP	36,800	68,946	225,710	35,419
Zhejiang Vanke-Noah Asset Management Co., Ltd (“Zhejiang Vanke”)	18,600	—	—	—
Total performance-based income	89,648	208,996	392,290	61,559
Other service fees
Investee funds of Gopher Assets	3,899	3,425	5,945	933
Investee funds of Gopher GP	—	86	—	—
Total other service fees	3,899	3,511	5,945	933
Total	1,673,982	1,584,783	1,761,017	276,343

As of December 31, 2020 and 2021, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Investee funds of Gopher Asset Management	433,935	303,280	47,591
Investee funds of Gopher GP	46,039	97,378	15,281
Total	479,975	400,658	62,872

As of December 31, 2020 and 2021, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Investee funds of Gopher Asset Management	27,226	18,850	2,958
Investee funds of Gopher GP	12,977	31,881	5,003
Total	40,203	50,731	7,961

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2020 and 2021, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Investee funds of Gopher Asset Management	35,820	16,373	2,569
Investee funds of Gopher GP	1,653	738	116
Total	37,473	17,111	2,685

During the years ended December 31, 2019, 2020 and 2021, donation made to Shanghai Noah Charity Fund were RMB1.2 million, RMB2.8 million and RMB3.5 million, respectively.

During the years ended December 31, 2019, 2020 and 2021 we paid nil, RMB6.0 million and RMB9.2 million as service fees to Dingnuo for development of an online mutual fund work station for our relationship managers and one-stop service platform for private equity fund managers, respectively.

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

Legal Proceedings

In early 2018, one of the Consolidated Affiliated Entities of our group, Shanghai Gopher,established credit funds (the “Camsing Credit Funds”) to allow our clients to invest in account receivables (the “Camsing Accounts Receivables”) arising from the sale of computer,consumer electronics and communication products by affiliates (the “Sellers”) of Camsing International Holding Limited (“Camsing”) to a buyer (the “Buyer”). Under this supply chain factoring arrangement, the controlling shareholder and affiliates of Camsing guaranteed to repurchase the Camsing Accounts Receivables from the Camsing Credit Funds if the Buyer failed to settle the Camsing Accounts Receivables upon the relevant due dates.

In 2019, Shanghai Gopher came to suspect that certain Camsing Accounts Receivables did not arise from real commercial transactions between the Sellers and the Buyer. Shanghai Gopher and its affiliate reported the suspected fraudulent activities to the Shanghai Police and Shanghai Office of the CSRC, respectively and initiated legal proceedings to the Sellers, the Buyer and relevant guarantors. These events are collectively referred to as the Camsing Incident (the “Camsing Incident”).

As of the date of this annual report, a total of 818 clients of Shanghai Gopher who invested in the Camsing Credit Funds were affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are potentially subject to repayment default amounted to RMB3.4 billion.

As a gesture of goodwill, we voluntarily made an ex gratia settlement offer (the “Offer”) to affected clients. An affected client who accepted the offer shall receive restricted share units (“RSUs”) that become a Class A ordinary shares holder of our company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

As approved by our Board, new Class A ordinary shares not exceeding 1.6% of the share capital of our company may be issued under the settlement plan annually for ten consecutive years. As of December 31, 2021, 595 of the total of 818 affected clients (approximately 72.7%) had accepted the Offer, representing RMB2.6 billion (US$0.4 billion) (approximately 75.4%) of the total amount of outstanding Camsing Accounts Receivables. The maximum number of Class A ordinary shares to be issued by our company to these 595 affected clients accounted for approximately 11.4% of the total issued ordinary shares of our company as of December 31, 2021 and approximately 6.4% of the voting rights of our company as of December 31, 2021.

We recorded share-based settlement expenses of RMB1,290.8 million for the year ended December 31, 2020 based on the fair value of the RSUs issued to affected clients under the Offer. As we do not preclude the possibility of reaching settlement with such affected clients in the future on similar terms, RMB530.4 million was recorded as contingent liabilities as of December 31, 2020.

Based on the difference between the fair value of the RSUs to be issued under the Offer in 2021 and the corresponding contingent liabilities accrued as of December 31, 2020, we recorded share-based settlement expenses in the amount of RMB19.9 million (US$3.1 million) for the year ended December 31, 2021, and the contingent liabilities for unsettled affected clients was RMB433.3 million (US$68.0 million) as of December 31, 2021.

Although we were not involved in any of the suspected fraudulent activities, we have been proactively assessing the potential legal risks and implications associated with this claim, which is currently at a preliminary stage, and other potential legal proceedings, to protect the best interests of us and our shareholders. We believe that the Camsing Incident did not have a material adverse impact on our total transaction value and we have recovered from the impact of the Camsing Incident to our reputation.

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

For undistributed profits earned from our PRC subsidiaries, we have both the intent and ability to permanently reinvest these undistributed profits.

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

For so long as any of our Class A ordinary shares are issued and outstanding, our company shall not, without the affirmative vote of at least a majority of our Class A ordinary shares, voting as a single class, amend, alter or repeal any provision setting forth the terms of our Class A ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, subject to certain limited exceptions (including the right to obtain our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2021.

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

Passive Foreign Investment Company

Although the application of the PFIC rules is unclear in many important respects and the required calculations yield results very close to the line, based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were not a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2021. However, we believe we were a PFIC for our taxable year ended December 31, 2020. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make. For example, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our being a PFIC for the taxable year ended December 31, 2021.

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

Deemed Sale Election

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2020) during a U.S. Holder’s holding period for our ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years, unless we cease to be a PFIC (as we believe we did in our taxable year ended December 31, 2021) and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election as we believe we ceased to be a PFIC in our taxable year ended December 31, 2021.

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

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR THE TAXABLE YEAR ENDED DECEMBER 31, 2020 AND THE IMPACT OF OUR CEASING TO BE A PFIC FOR THE TAXABLE YEAR ENDED DECEMBER 31, 2021 ON THEIR INVESTMENT IN OUR ADSS OR ORDINARY SHARES, AS WELL AS THE ASSOCIATED REPORTING REQUIREMENTS AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2021, we had an Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$424.7 million and a U.S. dollar denominated cash balance of US$109.6 million. Assuming we had converted the U.S. dollar denominated cash balance of US$109.6 million as of December 31, 2021 into RMB at the exchange rate of US$1.00 for RMB6.3726 as of December 31, 2021, this cash balance would have been RMB698.2 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2021, we had RMB57.9 million (US$9.1 million) invested in debt products with a weighted average duration of approximately 0.1 years.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in 2019, 2020 and 2021 was 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Item 12.   Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
•Issuance of ADSs	Up to US$0.05 per ADS issued

•Cancelation of ADSs	Up to US$0.05 per ADS canceled

•Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

•Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held

•Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

•Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon (i) deposit of shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of deposited securities will be charged by the depositary to the person to whom the ADSs so issued are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation to the depositary (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees will be payable to the depositary by the DTC participant(s) receiving the ADSs from the depositary or the DTC participant(s) surrendering the ADSs to the depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. Depositary fees in respect of distributions and the depositary services fee are payable to the depositary by holders as of the applicable ADS Record Date established by the depositary. In the case of distributions of cash, the amount of the applicable depositary fees is deducted by the depositary from the funds being distributed. In the case of distributions other than cash and the depositary service fee, the depositary will invoice the applicable holders as of the ADS Record Date established by the depositary. For ADSs held through DTC, the depositary fees for distributions other than cash and the depositary service fee are charged by the depositary to the DTC participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB1.6 million (US$249.0 thousand) in 2021.

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2021 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2021.

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated March 30, 2022 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

March 30, 2022

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2020	2021

	(RMB’000)
Audit fees(1)	8,580	8,600
Audit-related fees(2)	850	3,532
Tax fees(3)	409	285

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax fees” represents aggregate fees for professional services performed in connection with tax planning and tax compliance.

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 12, 2017, our board of directors approved an extension of our previously approved share repurchase program for one year from July 8, 2017 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs, or the 2017 Share Repurchase Program. As of December 31, 2021, we had repurchased no ADSs under the 2017 Share Repurchase Program.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

4.11*

English translation of the Acquisition Agreement among Noah Kekong (Shanghai) Enterprise Management Co., Ltd., Ningbo Meishan Free Trade Port Xinting Investment Partnership (Limited Partnership), Nanchang Qingting Asset Management Co., Ltd., United Win (China) Technology Limited, Shanghai Qingting SunnyWorld Real Estate Co., Ltd., New World (Qingdao) Real Estate Co., Ltd., Qi Hongbo and Lin Xia, dated May 9, 2021.

8.1*	List of Significant Consolidated Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Accounting Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Accounting Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

Exhibit Number	Description of Document

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairwoman and Chief Executive Officer

Date: April 6, 2022

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2019 2020 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(u) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Allowance for credit losses — Loan receivables — Refer to Notes 2(x) and 10 to the financial statements

Critical Audit Matter Description

As of December 31, 2021, the Company’s allowance of credit losses on loan receivables (“ACLL”) was RMB93.9 million, represents management’s best estimate of losses inherent in the loan receivables of RMB 595.8 million. The Company estimated expected loss for loans with different risk charateristics by using one of the following methods: i) the probability of default and loss given default assumption derived from a statistical model or ii) the discounted cash flow method utilizing the loan’s original effective interest rate. Both methodologies require the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models.

Given the significant amount of judgment required by management to estimate the ACLL, performing audit procedures to evaluate the reasonableness of the estimated ACLL required a high degree of audit judgment and increased effort, including the need to involve our credit specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s ACLL included the following, among others:

●	We tested the design and operating effectiveness of controls implemented by the Company related to the estimation of ACLL, including the appropriateness of the models applied, the reasonableness of the assumptions utilized and the qualitative factors considered.
●	On a sample basis, we tested the accuracy and completeness of the loan-level information and the internal historical data used.
●	With the assistance of our specialists, we (i) evaluated the appropriateness of risk characteristics used to develop the statistical models, (ii) evaluated the relevance and appropriateness of internal and external information applied in the models and (iii) tested the mathematical accuracy of management’s calculation.
●	We inspected management’s documentation supporting the use of qualitative factors and analyzed the reasonableness of such factors.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 30, 2022

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Company and our report dated March 30, 2022 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 30, 2022

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	5,005,211	3,404,603	534,257
Restricted cash	9,993	510	80
Short-term investments (including short-term investments measured at fair value of nil and RMB63,515 as of December 31, 2020 and 2021, respectively)	114,928	92,803	14,563
Accounts receivable, net of allowance for credit losses of nil and RMB458 as of December 31, 2020 and 2021, respectively	434,458	808,029	126,797
Amounts due from related parties, net of allowance for credit losses of RMB4,006 and RMB30,128 as of December 31, 2020 and 2021, respectively	520,178	451,389	70,833
Loan receivables, net of allowance for credit losses of RMB5,863 and RMB93,926 as of December 31, 2020 and 2021, respectively	418,947	595,766	93,489
Other current assets	199,447	163,710	25,690
Total current assets	6,703,162	5,516,810	865,709
Long-term investments (including long-term investments measured at fair value of RMB373,678 and RMB457,284, as of December 31, 2020 and 2021, respectively)	536,384	668,572	104,914
Investment in affiliates	1,264,685	1,402,083	220,017
Property and equipment, net	248,669	2,580,935	405,005
Operating lease right-of-use assets, net	274,154	223,652	35,096
Deferred tax assets	224,240	335,905	52,711
Other non-current assets, net of allowance for credit losses of nil and RMB4,000 as of December 31, 2020 and 2021, respectively	148,292	161,832	25,395
Total Assets	9,399,586	10,889,789	1,708,847
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	705,622	946,547	148,534
Income tax payable	140,777	190,260	29,856
Deferred revenues	71,613	63,631	9,985
Contingent liabilities	530,433	433,345	68,001
Other current liabilities	432,650	649,255	101,882
Total current liabilities	1,881,095	2,283,038	358,258
Deferred tax liabilities	45,881	234,134	36,741
Operating lease liabilities, non-current	194,384	130,956	20,550
Other non-current liabilities	855	100,020	15,695
Total Liabilities	2,122,215	2,748,148	431,244

Contingencies (Note 20)

Shareholders’ equity:
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 22,773,542 shares issued and 22,229,340 shares outstanding as of December 31, 2020 and 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021	76	76	12
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,315,000 shares issued and outstanding as of December 31, 2020 and 2021	28	28	4
Treasury stock (544,202 and 919,515 ordinary shares as of December 31, 2020 and 2021, respectively)	(290,913)	(541,379)	(84,954)
Additional paid-in capital	3,565,667	3,534,741	554,678
Retained earnings	3,989,767	5,187,323	814,005
Accumulated other comprehensive loss	(79,114)	(140,014)	(21,971)
Total Noah Holdings Limited shareholders’ equity	7,185,511	8,040,775	1,261,774
Non-controlling interests	91,860	100,866	15,829
Total Shareholders’ Equity	7,277,371	8,141,641	1,277,603
Total Liabilities and Equity	9,399,586	10,889,789	1,708,847

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	690,860	679,014	1,130,894	177,462
Recurring service fees	524,692	700,157	913,700	143,379
Performance-based income	23,437	180,529	391,903	61,498
Other service fees	522,958	196,151	161,982	25,419
Total revenues from others	1,761,947	1,755,851	2,598,479	407,758
Revenues from funds Gopher manages
One-time commissions	240,808	129,823	140,522	22,051
Recurring service fees	1,320,773	1,230,042	1,195,309	187,570
Performance-based income	89,648	208,996	392,290	61,559
Total revenues from funds Gopher manages	1,651,229	1,568,861	1,728,121	271,180
Total revenues	3,413,176	3,324,712	4,326,600	678,938
Less:VAT related surcharges	(21,364)	(18,886)	(33,506)	(5,258)
Net revenues	3,391,812	3,305,826	4,293,094	673,680
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(625,044)	(613,999)	(920,896)	(144,509)
Performance-based compensation	(31,283)	(85,413)	(158,043)	(24,800)
Other compensations	(954,443)	(804,600)	(1,089,941)	(171,036)
Total compensation and benefits	(1,610,770)	(1,504,012)	(2,168,880)	(340,345)
Selling expenses	(331,346)	(271,692)	(437,131)	(68,595)
General and administrative expenses	(296,492)	(277,879)	(383,321)	(60,151)
Provision for credit losses	(130,723)	(8,083)	(112,959)	(17,726)
Other operating expenses, net	(196,793)	(99,040)	(107,844)	(16,923)
Government subsidies	89,278	113,356	115,939	18,193
Total operating cost and expenses	(2,476,846)	(2,047,350)	(3,094,196)	(485,547)
Income from operations	914,966	1,258,476	1,198,898	188,133
Other income (expenses):
Interest income	89,099	67,317	71,866	11,277
Interest expenses	(430)	—	—	—
Investment (loss) income	(28,620)	(86,369)	65,426	10,267
Settlement expenses	—	(1,828,907)	(19,908)	(3,124)
Other (expense) income	(7,040)	4,164	(18,240)	(2,862)
Total other income (expenses)	53,009	(1,843,795)	99,144	15,558
Income (loss) before taxes and income from equity in affiliates	967,975	(585,319)	1,298,042	203,691
Income tax expense	(220,025)	(258,460)	(293,940)	(46,126)
Income from equity in affiliates	115,809	100,257	301,979	47,387
Net income (loss)	863,759	(743,522)	1,306,081	204,952
Less: net income (loss) attributable to non-controlling interests	34,608	1,703	(8,050)	(1,263)
Net income (loss) attributable to Noah Holdings Limited shareholders	829,151	(745,225)	1,314,131	206,215
Net income (loss) per share:
Basic	27.12	(24.02)	39.12	6.14
Diluted	26.84	(24.02)	38.90	6.10
Weighted average number of shares used in computation:
Basic	30,580,181	31,020,439	33,585,818	33,585,818
Diluted	30,924,095	31,020,439	33,781,773	33,781,773

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(Amount in Thousands)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income (loss)	863,759	(743,522)	1,306,081	204,952
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	61,601	(176,910)	(60,851)	(9,549)
Fair value fluctuation of available-for-sale investments, net of tax of nil (Note 4)	(797)	771	—	—
Total other comprehensive income (loss), net of tax	60,804	(176,139)	(60,851)	(9,549)
Comprehensive income (loss)	924,563	(919,661)	1,245,230	195,403
Less: comprehensive income (loss) attributable to non-controlling interests	34,558	1,727	(8,001)	(1,256)
Comprehensive income (loss) attributable to Noah Holdings Limited shareholders	890,005	(921,388)	1,253,231	196,659

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

										Total Noah
									Accumulated	Holdings
							Additional		Other	Limited		Total
	Class A		Class B				Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling	Shareholders’
	Ordinary Shares		Ordinary Shares		Treasury Stock		Capital	Earnings	(Loss) Income	Equity	Interests	Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	21,890,253	73	8,315,000	28	(140,479)	(40,267)	1,895,564	3,946,107	36,195	5,837,700	337,677	6,175,377
Net income	—	—	—	—	—	—	—	829,151	—	829,151	34,608	863,759
Share-based compensation	—	—	—	—	—	—	94,897	—	—	94,897	—	94,897
Vesting of restricted shares	124,592	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	152,410	1	—	—	—	—	31,685	—	—	31,686	—	31,686
Conversion of convertible notes	457,881	2	—	—	—	—	141,537	—	—	141,539	—	141,539
Other comprehensive income (loss)—foreign currency translation adjustments	—	—	—	—	—	—	—	—	61,651	61,651	(50)	61,601
Other comprehensive loss—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	(797)	(797)	—	(797)
Non-controlling interest capital injection	—	—	—	—	—	—	17,640	—	—	17,640	500,973	518,613
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,001	1,001
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,988)	(6,988)
Disposal of a subsidiary (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(5,728)	(5,728)
Retirement of treasury stock	(140,479)	(1)	—	—	140,479	40,267	—	(40,266)	—	—	—	—
Balance at December 31, 2019	22,484,657	75	8,315,000	28	—	—	2,181,323	4,734,992	97,049	7,013,467	861,493	7,874,960
Net loss	—	—	—	—	—	—	—	(745,225)	—	(745,225)	1,703	(743,522)
Share-based compensation	—	—	—	—	—	—	59,789	—	—	59,789	—	59,789
Vesting of restricted shares	75,253	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	134,639	1	—	—	—	—	33,371	—	—	33,372	—	33,372
Restricted share units for settlement (Note 15)	78,993	—	—	—	—	—	1,290,811	—	—	1,290,811	—	1,290,811
Other comprehensive income (loss)—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(176,934)	(176,934)	24	(176,910)
Other comprehensive income—change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	771	771	—	771
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90,849)	(90,849)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,417	1,417
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(28,335)	(28,335)
Disposal of a subsidiary (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(649,220)	(649,220)
Repurchase of ordinary shares	—	—	—	—	(544,202)	(290,913)	—	—	—	(290,913)	—	(290,913)
Acquisition of non-controlling interests in subsidiaries	—	—	—	—	—	—	373	—	—	373	(4,373)	(4,000)
Balance at December 31, 2020	22,773,542	76	8,315,000	28	(544,202)	(290,913)	3,565,667	3,989,767	(79,114)	7,185,511	91,860	7,277,371
Net income	—	—	—	—	—	—	—	1,314,131	—	1,314,131	(8,050)	1,306,081
Share-based compensation	—	—	—	—	—	—	51,037	—	—	51,037	—	51,037
Treasury stock reissued for vesting of restricted shares, net	—	—	—	—	57,064	32,557	(5,700)	(26,857)	—	—	—	—
Treasury stock reissued for stock options exercised, net	—	—	—	—	37,606	21,456	(3,748)	(6,594)	—	11,114	—	11,114
Treasury stock reissued for settlement, net (Note 15)	—	—	—	—	102,700	58,594	95,339	(48,336)	—	105,597	—	105,597
Other comprehensive income (loss)—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(60,900)	(60,900)	49	(60,851)
Receipt of employees' shares to satisfy tax withholding obligations related to share-based compensation	—	—	—	—	(89,572)	(34,788)	—	—	—	(34,788)	—	(34,788)
Non-controlling interest capital injection	—	—	—	—	—	—	15,689	—	—	15,689	27,674	43,363
Divestment of non-controlling interests	—	—	—	—	—	—	3,547	—	—	3,547	(14,190)	(10,643)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,012	1,012
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(5,772)	(5,772)
Acquisition of non-controlling interests in subsidiaries (Note 2 (j))	—	—	—	—	—	—	(187,090)	—	—	(187,090)	8,283	(178,807)
Repurchase of ordinary shares	—	—	—	—	(572,683)	(363,073)	—	—	—	(363,073)	—	(363,073)
Retirement of treasury stock	(89,572)	—	—	—	89,572	34,788	—	(34,788)	—	—	—	—
Balance at December 31, 2021	22,683,970	76	8,315,000	28	(919,515)	(541,379)	3,534,741	5,187,323	(140,014)	8,040,775	100,866	8,141,641

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	863,759	(743,522)	1,306,081	204,952
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (gain) from disposal of property and equipment	1,163	572	(6,063)	(951)
Depreciation expense	105,432	98,452	146,567	23,000
Non-cash lease expenses	85,420	84,748	85,695	13,447
Share-based compensation expenses	94,897	59,789	51,037	8,009
Share-based settlement expense	—	1,290,811	19,908	3,124
Income from equity in affiliates, net of dividends	(39,964)	(60,397)	(206,218)	(32,360)
(Gain) loss from disposal of subsidiaries	(3,971)	1,879	—	—
Provision for credit losses	130,723	8,083	112,959	17,726
Amortization of unearned lease income	(37,961)	(3,091)	—	—
Impairment of long-term investments	104,365	115,100	10,000	1,569
Changes in investment fair value in the consolidated funds	(35,847)	(11,383)	(2,520)	(395)
Fair value changes of equity investments measured at fair value	(15,092)	(6,458)	(67,420)	(10,580)
Changes in operating assets and liabilities:
Accounts receivable	47,755	(219,330)	(362,996)	(56,962)
Amounts due from related parties	12,851	14,990	53,194	8,347
Other current assets	69,992	(96,832)	57,135	8,966
Other non-current assets	(11,521)	(32,202)	(8,919)	(1,400)
Accrued payroll and welfare expenses	(114,487)	149,903	240,925	37,807
Income taxes payable	73,109	14,034	49,483	7,765
Deferred revenues	(42,231)	(29,080)	(7,982)	(1,253)
Other current liabilities	16,356	(361,210)	191,420	30,038
Other non-current liabilities	(32,285)	(2,578)	99,165	15,561
Contingent liabilities	—	530,433	(11,398)	(1,789)
Lease assets and liabilities	(84,068)	(22,463)	(93,805)	(14,720)
Trading debt securities	—	—	(14,804)	(2,323)
Deferred tax assets and liabilities	(62,364)	(67,330)	(119,606)	(18,769)
Acquisitions and sales of investment products	162,202	83,435	—	—
Net cash provided by operating activities	1,288,233	796,353	1,521,838	238,809
Cash flows from investing activities:
Purchases of property and equipment	(65,333)	(51,618)	(2,271,216)	(356,403)
Proceeds from disposal of property and equipment	—	—	38,845	6,096
Purchase of held-to-maturity investments	(74,500)	(225,000)	(17,000)	(2,668)
Proceeds from redemption of held-to-maturity investments	38,067	176,389	101,639	15,949
Purchases of available-for-sale investments	(16,056)	—	(15,000)	(2,354)
Proceeds from sale or redemption of available-for-sale investments	57,372	—	15,632	2,453
Purchases of short-term equity securities	—	—	(18,975)	(2,978)
Proceeds from short-term equity securities	—	—	3,686	578
Purchase of other long-term investments	(33,460)	(6,454)	(91,256)	(14,320)
Proceeds from sale of other long-term investments	231,171	26,606	8,465	1,328
Purchase of investments held by consolidated funds	(1,575,592)	—	(3,327)	(522)
Proceeds from investments held by consolidated funds	1,228,732	72,608	8,777	1,377
Loans to related parties	(318,055)	(164,993)	(28,629)	(4,493)
Principal collection of loans to related parties	314,099	174,523	18,101	2,840
Loans disbursement to third parties	(7,086,712)	(417,934)	(1,007,378)	(158,079)
Principal collection of loans originated to third parties	6,993,745	639,551	685,978	107,646
Increase in investments in affiliates	(39,916)	(67,865)	(101,988)	(16,004)
Capital return from investments in affiliates	57,570	168,344	129,507	20,322
Proceeds from disposal of subsidiaries, net of cash deconsolidated	115,219	20,331	—	—
Acquisitions, net of cash acquired	(8,363)	8,096	(27,955)	(4,387)
Net cash (used in) provided by investing activities	(182,012)	352,584	(2,572,094)	(403,619)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	31,686	33,372	11,114	1,744
Contribution from non-controlling interests	518,613	—	43,363	6,805
Distributions to non-controlling interests	(6,988)	(28,335)	(5,772)	(906)
Payments to acquire non-controlling interests in subsidiaries	—	(4,000)	(178,807)	(28,058)
Divestment of non-controlling interests	—	(90,849)	(10,643)	(1,670)
Payment for repurchase of ordinary shares	—	(281,610)	(372,376)	(58,434)
Net cash provided by (used in) financing activities	543,311	(371,422)	(513,121)	(80,519)
Effect of exchange rate changes	37,811	(148,745)	(46,714)	(7,330)
Net increases (decrease) in cash, cash equivalents and restricted cash	1,687,343	628,770	(1,610,091)	(252,659)
Cash, cash equivalents and restricted cash—beginning of the year	2,706,591	4,393,934	5,022,704	788,172
Cash, cash equivalents and restricted cash—end of the year	4,393,934	5,022,704	3,412,613	535,513
Supplemental disclosure of cash flow information:
Cash paid for income taxes	209,975	310,586	364,120	57,139
Cash paid for interest expenses	430	—	—	—
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	1,311	1,662	44,875	7,042
Conversion of convertible notes	145,004	—	—	—
Consideration payable of repurchase of ordinary shares	—	9,303	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	127,687	64,275	52,183	8,189
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	4,387,345	5,005,211	3,404,603	534,257
Restricted cash	6,589	9,993	510	80
Restricted cash – non-current included in other non-current assets	—	7,500	7,500	1,176
Total cash, cash equivalents and restricted cash	4,393,934	5,022,704	3,412,613	535,513

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019, 2020 and 2021

(In Thousands Renminbi, except for share and per share data, or otherwise stated)

1. Organization and Principal Activities

Noah Holdings Limited (“Company”) was incorporated on June 29, 2007 in the Cayman Islands with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

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

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation through contractual arrangements

The Company had been engaged in the asset management business through contractual arrangements among its PRC subsidiary, Shanghai Noah Investment (Group) Co., Ltd (“Noah Group”), its PRC VIE, Noah Investment, and Noah Investment’s shareholders (“Registered Shareholders”). The Group relies on the contractual agreements with Noah Investment and the Registered Shareholders for a portion of its operations in the PRC, including the Group’s asset management business. Because of the contractual arrangements, the Company is able to consolidate the financial results of Noah Investment and its operating subsidiaries.

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

The Company believes that its corporate structure and the contractual arrangements do not result in a violation of the current applicable PRC laws and regulations. The Company’s PRC Legal Adviser, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the contractual arrangements among the Company’s wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, the Company has been further advised by its PRC Legal Adviser that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that the Group’s funds are directly or indirectly investing into, would agree that the Company’s corporate structure or any of the contracts under the contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If the Company’s corporate structure and the contractual arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, the Company may lose control of its VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that the Company can achieve this without material disruption to its business. Further, if the Company’s corporate structure and the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the Group’s business and operating licenses;
●	levying fines on the Group;
●	confiscating any of the Group’s income that they deem to be obtained through illegal operations;
●	shutting down the Group’s services;
●	discontinuing or restricting the Group’s operations in China;
●	imposing conditions or requirements with which the Group may not be able to comply;
●	requiring the Group to change its corporate structure and the contractual arrangements;
●	restricting or prohibiting the Group’s use of the proceeds from overseas offering to finance the VIEs’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to the Group’s business.

Consolidation of investment funds

In evaluating whether the investment funds in the legal form of limited partnership the Group manages as general partner are VIEs or not, the Group firstly assesses whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive kick-out rights or participating rights. If such rights exist, the limited partnership is not deemed as a VIE and no further analysis will be performed. If the limited partnership is assessed to be a VIE, the Group will further assess whether there is any interest it has constituted a variable interest. The Group concludes that the service fees it earns, including carried interest earned in the capacity of general partner, are commensurate with the level of effort required to provide such services and are at arm’s length and therefore are not deemed as variable interests. Before 2015, all limited partnerships the Group managed as general partner had substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore were not deemed as VIEs. Since 2015, not all the newly formed limited partnerships the Group manages as general partners have substantive kick-out rights exercisable by a simple-majority of non-related limited partners and therefore constitute VIEs. The Group performed a quantitative analysis to determine if its interest could absorb losses or receive benefits that could potentially be significant to the VIEs and if it would be deemed to be the primary beneficiary of the VIEs. Such limited partnerships are deemed as VIEs not consolidated by the Group if the general partner interest to absorb losses or receive benefits is not potentially significant to the VIEs.

The Group also manages contractual funds as fund manager and earns management fee and/or performance-based income. The contractual funds are VIEs as the fund investors do not have substantive kick-out rights or participating rights. The Group from time to time invested in the contractual funds it manages for investment income. Such investments constitute variable interests to the contractual funds.

The Group determines whether it is a primary beneficiary of a VIE when it initially involves with a VIE and reconsiders that conclusion when facts and circumstances change.

The Group does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs other than its own capital commitments.

During the year ended December 31, 2020, the Group deconsolidated an investment fund upon the withdrawal of partial investment as it was no longer the primary beneficiary of the fund. As of the date of deconsolidation, the Group’s total assets, total liabilities and non-controlling interests were reduced by RMB757.8 million, RMB108.6 million and RMB649.2 million, respectively.

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2019, 2020 and 2021, other than the transaction described herein, the impact of which was immaterial.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Cash and cash equivalents	839,534	1,181,479	185,400
Restricted cash	3,585	510	80
Short-term investments	75,000	9,662	1,516
Accounts receivable, net	133,956	475,652	74,640
Amounts due from related parties, net	350,879	276,744	43,427
Loans receivables, net	104,673	50,884	7,985
Other current assets	31,613	53,247	8,356
Long-term investments	280,624	300,720	47,190
Investment in affiliates	740,452	854,138	134,033
Property and equipment, net	18,134	43,971	6,900
Operating lease right-of-use assets, net	19,010	15,031	2,359
Deferred tax assets	41,149	63,312	9,935
Other non-current assets	14,519	7,620	1,196
Total assets	2,653,128	3,332,970	523,017
Accrued payroll and welfare expenses	166,411	381,653	59,890
Income tax payable	99,889	149,226	23,417
Amounts due to the Group’s subsidiaries*	143,454	179,325	28,140
Deferred revenue	8,016	6,721	1,055
Other current liabilities	171,753	238,738	37,463
Deferred tax liabilities	3,070	254	40
Other non-current liabilities	—	53,119	8,336
Operating lease liabilities, non-current	20,123	15,512	2,434
Total liabilities	612,716	1,024,548	160,775

*Amounts due to the Group’s subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

	Years Ended December 31,
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue:
Revenues from others
One-time commissions	71,528	161,272	552,761	86,740
Recurring service fees	3,032	—	50,817	7,974
Other service fees	124,837	84,752	69,951	10,977
Total revenues from others	199,397	246,024	673,529	105,691
Revenues from funds Gopher manages
One-time commissions	3,660	36,290	86,801	13,621
Recurring service fees	615,999	569,154	588,337	92,323
Performance-based income	53,010	133,276	165,791	26,016
Total revenues from funds Gopher manages	672,669	738,720	840,929	131,960
Total revenues(1)	872,066	984,744	1,514,458	237,651
Less: VAT related surcharges	(4,916)	(6,155)	(9,350)	(1,467)
Net revenues	867,150	978,589	1,505,108	236,184
Total operating cost and expenses(2)	(565,203)	(524,913)	(867,215)	(136,085)
Total other income	51,370	68,444	23,868	3,745
Net income	289,514	393,299	616,421	96,729
Net income attributable to Noah Holdings Limited shareholders	278,827	393,508	621,010	97,449
Cash flows provided by (used in) operating activities(3)	761,312	(409,359)	562,400	88,253
Cash flows (used in) provided by investing activities	(345,092)	357,026	(207,114)	(32,501)
Cash flows provided (used in) by financing activities	20,670	—	(16,416)	(2,576)
(1)	The total revenues include intragroup transactions amounted to RMB50,670, RMB43,101 and RMB38,399 for the years ended December 31, 2019, 2020 and 2021, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(2)	The total operating cost and expenses include intragroup transactions amounted to RMB184,712, RMB141,702 and RMB186,962 for the years ended December 31, 2019, 2020 and 2021, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(3)	Cash flows provided by operating activities in 2019, 2020 and 2021 include amounts due to the Group’s subsidiaries of RMB583,347, RMB143,454 and RMB179,325 (US$28,140).

The VIEs contributed an aggregate of 25.6%, 29.6% and 35.1% of the consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively and an aggregate of 33.5% and 47.2% of the consolidated net income for the years ended December 31, 2019 and 2021, respectively. For the year ended December 31, 2020, the net income of the VIEs contributed an aggregate 36.2% of the consolidated net income excluding the settlement expenses. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of 28.2% and 30.6%, respectively, of the consolidated total assets.

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

As of December 31, 2020 and 2021, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2020 and 2021, respectively.

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties	47,024	40,401	6,340
Investments	599,328	497,154	78,014
Maximum exposure to loss in non-consolidated VIEs	646,352	537,555	84,354

The Group has not provided other form of financial support to these non-consolidated VIEs during the years ended December 31, 2020 and 2021, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2020 and 2021.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables, investments and receivables from financing lease service. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2020, and 2021. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There were no investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2019 and 2020. There was an investment product provider which accounted for 11.4% of the Group’s total revenues for the year ended December 31, 2021.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. Any dividends received on affiliated companies are recorded as a reduction to the investment balance. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

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

As a practical expedient, the Group uses Net Asset Value (“NAV”) or its equivalent to measure the fair value of certain private equity funds. NAV is primarily determined based on information provided by external fund administrators.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, money market funds and mutual funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

As of December 31, 2020 and 2021, cash and cash equivalents of RMB8,335 and RMB24,806, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

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

The Group’s investments in debt securities include marketable bond fund securities, trust products, asset management plans, contractual funds and real estate funds those have a stated maturity and normally pay a prospective fixed rate of return and secondary market equity fund products, the underlying assets of which are portfolios of equity investments in listed enterprises. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading debt securities. Investments that do not meet the criteria of held-to-maturity or trading debt securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

The Group records equity investments that are not subject to equity method of accounting at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes. The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable.

Equity investments the Group elects to use measurement alternative are evaluated for impairment qualitatively at each reporting date based on various factors, including projected and historical financial performance, cash flow forecasts and financing needs, the regulatory and economic environment of the investee and overall health of the investee’s industry. If impairment indicators of the investment are noted, the Group has to estimate the fair value of the investment in accordance with ASC 820. An impairment loss in net income will be recognized equal to the difference between the carrying value and fair value if the fair value is less than the investment’s carrying value.

Before the adoption of ASC 326, the Group reviewed its investments in debt except for those classified as trading debt securities for other-than-temporary impairment based on the specific identification method and considered available quantitative and qualitative evidence in evaluating potential impairment. The Group recognizes other-than-temporary impairment in earnings if it had the intent to sell the debt security or if it was more-likely-than-not that it would be required to sell the debt security before recovery of its amortized cost basis. For a debt security that the Company did not intend to sell nor was it more likely than not that the Company would be required to sell before recovery of its amortized cost, only the credit loss component was recognized in earnings and the cost basis of the security is written down accordingly. After the adoption of ASC 326 on January 1, 2020, the Group applies the current expected credit loss (“CECL”) model to held-to-maturity investments and the changes to the impairment model for available-for-sale investments on a modified retrospective basis (other than the investments that were other-than-temporarily impaired prior to the adoption, to which the adoption was on a prospective basis). After considering various factors, including historical experience, credit quality and other factors that may affect the Group’s ability to collect the investments, the Group determined there was no cumulative effect from the adoption of ASC 326 as of January 1, 2020. For held-to-maturity investments, the Group evaluates credit loss upon acquisition at the pool level based on available information relevant to assessing the collectibility of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. For available-for-sale investments, the impairment model is generally consistent with the existing GAAP except that the credit loss is recorded through an allowance approach as opposed to a permanent write-down of cost basis.

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

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income (loss) attributable to Noah Holdings Limited shareholders	829,151	(745,225)	1,314,131	206,215
Transfers from (to) the non-controlling interests:
Increase (decrease) in Noah’s equity by acquiring equity interests from non-controlling interests	—	373	(187,090)	(29,359)
Increase in Noah’s equity from divestment of non-controlling interests	—	—	3,547	557
Increase in Noah’s capital from contribution of non-controlling interests	17,640	—	15,689	2,462
Net transfers from (to) non-controlling interests	17,640	373	(167,854)	(26,340)
Change from net income (loss) attributable to Noah Holdings Limited shareholders and transfers from (to) non-controlling interests	846,791	(744,852)	1,146,277	179,875

In 2021, the Group purchased equity interests in subsidiaries from certain non-controlling interest holders (unrelated third parties) for cash considerations of RMB178.8 million while the Group maintains control of subsidiaries and thus represents equity transactions. The transactions were accounted for equity transactions with no impact on current period earnings, given the Group maintained the control of the subsidiaries before and after the transactions.

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

The estimated useful life of buildings acquired in the year of 2021 was determined based on the remaining term of the real estate certificate.

Gains and losses from the disposal of property and equipment are included in income from operations.

(l) Impairment of long-lived assets

The Group reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset’s useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique.

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

Disaggregation of revenue

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2019, 2020 and 2021:

	Year Ended December 31, 2019
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	928,061	3,607	—	931,668
Recurring service fees	1,155,450	690,015	—	1,845,465
Performance-based income	23,430	89,655	—	113,085
Other service fees	222,912	4,274	295,772	522,958
Lending services	91,164	—	285,473	376,637
Other services(1)	131,748	4,274	10,299	146,321
Total revenues	2,329,853	787,551	295,772	3,413,176

	Year Ended December 31, 2020
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	766,246	42,591	—	808,837
Recurring service fees	1,284,447	645,752	—	1,930,199
Performance-based income	205,305	184,220	—	389,525
Other service fees	123,458	7,451	65,242	196,151
Lending services	13,530	—	65,242	78,772
Other services(1)	109,928	7,451	—	117,379
Total revenues	2,379,456	880,014	65,242	3,324,712

	Year Ended December 31, 2021
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	1,180,900	90,516	—	1,271,416
Recurring service fees	1,469,600	639,409	—	2,109,009
Performance-based income	469,121	315,072	—	784,193
Other service fees	92,352	1,390	68,240	161,982
Lending services	4,471	—	35,755	40,226
Other services(1)	87,881	1,390	32,485	121,756
Total revenues	3,211,973	1,046,387	68,240	4,326,600
(1)	The Group also provides other services including education services, family trust and other services.

For the Group’s revenues generated by the different geographic location, please see Note 18 segment information.

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the “establishment of an investment product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions is recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products’ life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

The Group earns one-time commissions from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The Group is also entitled to subsequent renewal commissions under certain contracts, and does not identify any additional performance obligation. The renewal commission is treated as variable consideration and the Group estimates the consideration incorporating a constraint applied to renewal. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

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

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of December 31, 2020 and 2021 were substantially within one year.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2019, 2020 and 2021 that was included in deferred revenue balance at the beginning of the year was RMB133.5 million, RMB91.7 million and RMB67.8 million, respectively.

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

The Group has also applied the practical expedient for certain revenue streams to not disclose the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

(n) VAT Related Surcharges

The Group is subject to Value-added Tax (“VAT”) and its related education surtax, urban maintenance and construction tax, on the services provided in the PRC. VAT and related surcharges are primarily levied based on revenues concurrent with a specific revenue-producing transaction. Starting from April 1, 2019, the applicable VAT rates include 3%, 6%, 9% and 13%. The applicable VAT rate for the Group’s PRC entities is mainly 6%. The Group records such VAT related surcharges on a net basis as a reduction of revenues.

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

(q) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The fair value of non-vested restricted shares is computed based on the fair value of the Group’s ordinary shares on grant date. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on the fluctuation of the historical share price. Amortization of share-based compensation is presented in the consolidated statements of operations as compensation and benefits.

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB89,278, RMB113,356 and RMB115,939 for the years ended December 31, 2019, 2020 and 2021, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(s) Net Income (Loss) per Share

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

(t) Leases

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

(u) Foreign Currency Translation

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

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.3726 on December 30, 2021, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(v) Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) included net income (loss), foreign currency translation adjustments, change in fair value of available-for-sale investments.

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

(x) Allowance for credit losses

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including loans receivables, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments (see Note 2(i)). CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group’s consolidated statements of operations. The cumulative effect adjustment from adoption was immaterial to the Group’s consolidated financial statements. The Group continues to monitor the financial implications of the COVID-19 pandemic and regulatory change of certain industries on expected credit losses.

Allowance for loan losses. In 2020, the Group calculated the allowance for CECL on loan receivables by using a loss-rate approach whereby the loss-rate was determined based on the expectation of future economic conditions, the nature and volume of the loan portfolio and historical collection experience. Given the changes in business environment and prevailing economic conditions in 2021, the Group further refined its estimation by employing statistical models. The expected loss is computed for each loan on an individual basis considering its own risk characteristics. For loans secured by investment products issued by the Group, the expected loss is estimated using a probability of default and loss given assumption derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For loans secured by real estate properties, the expected loss is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. Charge-offs of principal amounts, net of recoveries are deducted from the allowance. The changes of allowances for loan losses are detailed in Note 10.

Allowance for accounts receivable and other financial assets. The Group has identified the relevant risk characteristics of accounts receivable and amounts due from related parties which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include types of investment products that the Group distributes, the NAV of underlying funds and payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. This is assessed at each quarter based on the Group’s specific facts and circumstances. Accounts are written off against the allowance when it becomes evident that collection will not occur.

The Group evaluates CECL on other forms of financial assets, including other current assets and other non-current assets with the similar approach of accounts receivable.

The following table summarizes the changes of allowances for each category of affected assets:

	(Amounts in thousands)
	Amounts due	Accounts	Loan receivables	Other financial
	from related parties	receivable	from factoring business	receivables
	RMB	RMB	RMB	RMB
Balance at beginning of 2019	—	—	—	—
Provisions	14,602	11,858	82,000	16,912
Write off	(14,602)	(11,858)	(82,000)	(16,912)
Balance at end of 2019	—	—	—	—
Provisions	4,006	29	—	—
Write off	—	(29)	—	—
Balance at end of 2020	4,006	—	—	—
Provisions	26,122	458	—	4,000
Write off	—	—	—	—
Balance at end of 2021	30,128	458	—	4,000

During the year ended December 31, 2021, accounts receivables of RMB10.8 million written off previously were recovered and recorded as credits to provision for credit losses.

During the year ended December 31, 2019, the Group made a full impairment provision of RMB82 million for loan receivables from factoring business and RMB12.8 million for amount due from related parties due to the Camsing Incident (as defined in Note 15).

(y) Financial Instruments Indexed to and Potentially Settled in the Company’s Stock

The Group evaluates all financial instruments issued in connection with its equity offerings when determining the proper accounting treatment for such instruments. The Group considers a number of generally accepted accounting principles under U.S. GAAP to determine such treatment and evaluates the features of the instrument to determine the appropriate accounting treatment. For equity-linked financial instruments indexed to and potentially settled in the Company’s common stock that are determined to be classified as equity on the consolidated balance sheets, they are initially measured at their fair value and recognized as part of equity. The Group issued such financial instruments for settlement (see Note 15).

(z) Treasury Stock

The Group records common shares repurchased as treasury stock, at cost, resulting in a reduction of shareholder’s equity. At the date of subsequent retirement or reissuance, the treasury stock account is reduced by the cost of such stock on a weighted average cost basis.

(aa) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 20, “Contingencies,” for further information.

(ab) Accounting Standards Issued But Not Yet Implemented

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Group has adopted this guidance since January 1, 2022 and the adoption does not have a material impact on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. The Group has adopted this guidance since January 1, 2022 and the adoption does not have a material impact on its consolidated financial statements.

3. Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders:

	Years Ended December 31,
	(Amount in Thousands, Except Share and Per Share Data)
	2019	2020	2021
	Class A and Class B	Class A and Class B	Class A and Class B
Net income (loss) attributable to Class A and Class B ordinary shareholders—basic	829,151	(745,225)	1,314,131
Plus: interest expense for convertible notes	679	—	—
Net income (loss) attributable to Class A and Class B ordinary shareholders—diluted	829,830	(745,225)	1,314,131
Weighted average number of Class A and Class B ordinary shares outstanding—basic	30,580,181	31,020,439	33,585,818
Plus: share options and non-vested restricted shares	281,191	—	195,955
Plus: shares outstanding for convertible notes	62,723	—	—
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	30,924,095	31,020,439	33,781,773
Basic net income (loss) per share	27.12	(24.02)	39.12
Diluted net income (loss) per share	26.84	(24.02)	38.90

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

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income (loss) per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2019	2020	2021
Share options	72,929	224,528	281,566
Non-vested restricted shares under share incentive plan	91,550	103,373	41,255
Total	164,479	327,901	322,821

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Short-term investments
Held-to-maturity investments	114,928	29,288	4,596
Available-for-sale investments	—	13,805	2,166
Trading debt securities	—	14,804	2,323
Equity securities measured at fair value	—	7,925	1,244
Investments held by consolidated investment funds measured at fair value	—	26,981	4,234
Total short-term investments	114,928	92,803	14,563
Long-term investments
Available-for-sale investments	14,135	—	—
Investments held by consolidated investment funds measured at fair value	74,498	80,327	12,605
- Other long-term investments
- Investments measured at fair value	285,045	376,957	59,153
- Investments measured at cost less impairment
- Private equity funds products	100,295	96,302	15,112
- Other investments measured at cost less impairment	62,411	114,986	18,044
Total other long-term investments	447,751	588,245	92,309
Total long-term investments	536,384	668,572	104,914
Total investments	651,312	761,375	119,477

Held-to-maturity investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB5,711, RMB10,311 and RMB1,568 for the years ended December 31, 2019, 2020 and 2021, respectively. The gross unrecognized holding gain was RMB5,087 and RMB612 as of December 31, 2020 and 2021, respectivley. Due to the credit deterioration of certain held-to-maturity investments, an other-than-temporary impairment loss of RMB104,365 was recognized and recorded in investment income (loss) for the year ended December 31, 2019. No credit loss related to held-to-maturity investments was recognized for the years ended December 31, 2020 and 2021.

Available-for-sale investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. All of available-for-sale investments as of December 31, 2021 of RMB13,805 will mature in 2022. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2019, 2020 and 2021 was RMB4,306, RMB(4) and RMB243, respectively, recorded in the other comprehensive income (loss), of which RMB5,103, RMB(775) and RMB243 was realized and reclassified from other comprehensive income (loss) to investment income (loss) in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021. The amortized cost of the available-for-sale investments as of December 31, 2020 and 2021 was RMB14,135 and RMB13,805, respectively. No other-than-temporary impairment for available-for-sale investments was recognized for the year ended December 31, 2019, and no credit loss was recognized for the years ended December 31, 2020 and 2021.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of nil, RMB115,100 and RMB10,000 in investment income (loss) for the years ended December 31, 2019, 2020 and 2021, respectively. The impairment in 2020 was due to the deteriorating operation of a single investment and measured as the difference between the investment’s carrying amount and fair value estimated based on a quotation offered from an unrelated third party accepted by the Group. In 2021, the negotiation was suspended due to the continued deterioration of underlying investment, and the Group impaired the investment to nil with an impairment loss of RMB10,000 for the year ended December 31, 2021.

5. Fair Value Measurement

As of December 31, 2020 and 2021, information about (i) inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2020	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Long-term investments
Available-for-sale investments	14,135	—	14,135	—	—
Investments held by consolidated investment fund	74,498	—	74,498	—	—
Other long-term investments measured at fair value	285,045	6,196	40,141	216,221	22,487

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2021	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Available-for-sale investments	13,805	—	13,805	—	—
Trading debt securities	14,804	14,804	—	—	—
Equity securities measured at fair value	7,925	7,925	—	—	—
Investments held by consolidated investment fund	26,981	—	26,981	—	—
Long-term investments
Investments held by consolidated investment fund	80,327	—	80,327	—	—
Other long-term investments measured at fair value	376,957	3,766	127,678	217,269	28,244

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

The fair value of available-for-sale investments is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement.

As of December 31, 2020, the Group has several consolidated investment funds whose underlying investments are either bonds or asset management plans. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

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

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2021, presented as follows:

RMB
(Amount in Thousands)
Level 3 investments as of January 1, 2021	216,221
Changes in fair value included in investment income (loss)	1,828
Foreign currency translation adjustments	(780)
Level 3 investments as of December 31, 2021	217,269
Changes in net unrealized gains included in investment income (loss) related to Level 3 investments still held as of December 31, 2021	4,593

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the consolidated statements of operations.

Fair value measurement on a non-recurring basis for the year ended December 31, 2021 included that used in impairment of investments measured at cost less impairment (see Note 4) which was classified as a Level 3 fair value measurement.

Fair value measurement on a non-recurring basis for the year ended December 31, 2020 included that used in impairment of investments measured at cost less impairment (see Note 4) which was classified as a Level 3 fair value measurement and the impairment of investments in affiliates (see Note 6) which were classified as Level 2 or Level 3 fair value measurement.

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

6. Investments in Affiliates

The following table summarizes the Group’s balances of investments in affiliates:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Kunshan Jingzhao	8,797	8,480	1,331
Wanjia Win-Win	96,629	93,223	14,629
Others	5,967	10,780	1,692
Funds that the Group serves as general partner	1,153,292	1,289,600	202,365
-Gopher Transform Private Fund	108,582	108,385	17,008
-Real estate funds and real estate funds of funds	43,686	36,033	5,654
-Private equity funds of funds	988,069	1,133,336	177,845
-Others	12,955	11,846	1,858
Total investments in affiliates	1,264,685	1,402,083	220,017

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

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest one real-estate company. Although managed by Gopher, the fund are not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%. For the year ended December 31, 2020, the Group accepted quotation of Gopher Transformation Private Fund from an independent third party and recognized an impairment loss of RMB28,156 based on the difference between the carrying amount and the quotation. In 2021, based on the aforementioned offer and current business plan, the Group did not recognize any further impairment loss for this fund in 2021.

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling nil, RMB38,214 and nil related to investments in affiliates for the years ended December 31, 2019, 2020 and 2021, respectively, which are recorded in income from equity in affiliates in the consolidated statements of operations. For the year ended December 31, 2020, in addition to the impairment loss recognized for Gopher Transformation Private Fund, the Group (i) fully impaired an affiliate company, which principally conducted overseas education business, with amount of RMB1,831, due to continued operating loss as well as the impact of COVID-19, and (ii) recognized an impairment loss of RMB8,227 for a private equity fund of fund due to the deteriorating operation of certain underlying portfolio of this fund caused by COVID-19.

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group’s equity method investments assuming 100% ownership as of December 31, 2020 and 2021:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Balance sheet data:
Current assets	3,586,516	5,356,698	840,583
Non-current assets	33,138,315	32,633,598	5,120,924
Current liabilities	1,439,746	1,788,077	280,588
Non-current liabilities	—	376,544	59,088

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2019, 2020 and 2021:

	Years Ended December 31,
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating data:
Revenue	2,177,056	670,878	225,559	35,395
Income (loss) from operations	470,278	72,683	(554,579)	(87,025)
Net realized and unrealized gains from investments	632,934	3,582,239	5,107,283	801,444
Net income	1,109,261	3,654,922	4,505,646	707,034

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Buildings	55,154	2,478,741	388,969
Leasehold improvements	171,621	176,442	27,687
Furniture, fixtures and equipment	123,779	136,624	21,439
Motor vehicles	103,342	46,326	7,270
Software	145,375	171,079	26,846
	599,271	3,009,212	472,211
Accumulated depreciation	(371,696)	(444,876)	(69,811)
	227,575	2,564,336	402,400
Construction in progress	21,094	16,599	2,605
Property and equipment, net	248,669	2,580,935	405,005

Depreciation expense was RMB105,432, RMB98,452 and RMB146,567 for the years ended December 31, 2019, 2020 and 2021, respectively.

On May 9, 2021, the Group purchased new office premises by acquiring 100% of equity interests of an unrelated third party (renamed as Shanghai Nuohong Real Estate Co., Ltd. (“Nuohong”) after the acquisition), with a gross floor area of approximately 72,000 square meters in Shanghai Hongqiao Central Business District for a total cash consideration of approximately RMB2.2 billion, which is accounted for as asset acquisition, and recorded as part of property and equipment, net in the Group’s consolidated balance sheet. All cash has been paid in 2021. Due to the difference between tax bases and cost bases of buildings acquired, a deferred tax liability of RMB196.2 million was recorded at acquisition date and amortized through the remaining useful live of the buildings.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Accrued expenses	142,315	265,212	41,617
Advance from customers	32,483	26,435	4,148
Deposits from other business	5,955	6,634	1,041
Payable to individual investors of other business	24,062	10,831	1,700
Payable for purchases of property and equipment	1,662	44,875	7,042
Other tax payable	68,557	71,939	11,289
Operating lease liability - current	86,472	91,288	14,325
Payable to individual for trust service	294	26,928	4,226
Payables to suppliers	53,627	71,590	11,234
Other payables	17,223	33,523	5,260
Total	432,650	649,255	101,882

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payable to individual investors of other businesses consists of interests and principal payable to individual investors who purchased other investment products distributed by the Group.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIE”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in 2023.

Income (loss) before income taxes consists of:

	Years Ended December 31,
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Mainland China	400,776	846,584	686,188	107,677
Hong Kong	379,896	345,758	584,236	91,679
Cayman Islands	100,232	(1,811,849)	(66,140)	(10,379)
Others	87,071	34,188	93,758	14,714
Total	967,975	(585,319)	1,298,042	203,691

The tax expense (benefit) comprises:

	Years Ended December 31,
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current Tax	282,422	324,620	413,603	64,904
Deferred Tax	(62,397)	(66,160)	(119,663)	(18,778)
Total	220,025	258,460	293,940	46,126

Reconciliation between the statutory tax rate to income (loss) before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2019	2020	2021
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.04%	(0.33)%	0.18%
Effect of non-deductible settlement expenses	—	(78.12)%	0.40%
Effect of tax-free investment income	(1.37)%	1.47%	(0.57)%
Effect of different tax rate of subsidiary in other jurisdiction	(5.13)%	6.44%	(4.85)%
Effect of deferred tax asset allowance	5.85%	(4.13)%	1.56%
Effect of tax holidays	(2.60)%	2.01%	(1.27)%
Effect of income from equity in fund of fund	1.27%	0.16%	2.91%
Effect of true-ups	(0.47)%	3.28%	(0.82)%
Effect of others	0.14%	0.06%	0.10%
	22.73%	(44.16)%	22.64%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Years Ended December 31,
	(Amount in Thousands Except Shares Data)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Aggregate	25,146	11,753	16,422	2,577
Per share effect-basic	0.82	0.38	0.49	0.08
Per share effect-diluted	0.81	0.38	0.49	0.08

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses	2,040	26,271	4,122
Tax loss carry forward	222,615	489,179	76,763
Unrealized other loss	5,150	4,895	768
Provision for impairment of investments	39,389	39,300	6,167
Provision for allowance of credit losses	15,412	45,750	7,179
Others	262	2,323	365
Gross deferred tax assets	284,868	607,718	95,364
Valuation allowance	(60,628)	(271,813)	(42,653)
Net deferred tax assets	224,240	335,905	52,711
Deferred tax liabilities:
Unrealized investment income	45,881	42,276	6,634
Acquired deferred tax liabilities (Note 7)	—	191,858	30,107
Net deferred tax liabilities (after offsetting)	45,881	234,134	36,741

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2021, operating loss carry forward amounted to RMB2,019,141 for the PRC and Hong Kong income tax purpose. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carry forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2022 to 2027.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(Amount in Thousands)
Balance at beginning of the year	15,651	56,653	60,628
Provided	56,653	24,196	20,275
Addition due to acquisition	—	—	193,826
Write off	(15,651)	(20,221)	(2,916)
Balance at end of the year	56,653	60,628	271,813

Refer to Note 7, the acquisition of Nuohong resulted in an increase of RMB193,826 in both deferred tax assets of tax loss carry forward and related valuation allowance as the Group estimated that accumulated loss of Nuohong can’t be realized in the future based on its intent to use.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB4.6 billion as of December 31, 2021. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries, and therefore, no provision for PRC dividend withholding tax was accrued. Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB2.4 billion as of December 31, 2021. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2019, 2020 and 2021. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

10. Loans Receivable, Net

Loans receivable as of December 31, 2020 and 2021 consist of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Loans receivable:
-Within credit term	261,434	536,758	84,229
-Past due	163,376	152,934	23,999
Total loans receivable	424,810	689,692	108,228
Allowance for credit losses	(5,863)	(93,926)	(14,739)
Loans receivable, net	418,947	595,766	93,489

The loan interest rates range between 4% and 17% for the years ended December 31, 2020 and 2021. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB66.1 million were recorded in other non-current assets as of December 31, 2021. RMB370.4 million and RMB620.8 million of the balance is secured by collateral as of December 31, 2020 and 2021, respectively. The Group also purchased past due loans from third parties with the amount of RMB103.7 million and RMB77.5 million for the years ended December 31, 2020 and 2021, respectively. The purchased past due loans of RMB96.4 million and RMB58.5 million were collected or transferred to other investors, for the years ended December 31, 2020 and 2021, respectively.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2020 and 2021.

	(Amount in Thousands)
	RMB	US$
Loans receivable—January 1 2020	5,147	808
Provisions	9,195	1,443
Reversal of allowance provided	(5,147)	(808)
Write off	(3,332)	(523)
Loans receivable—December 31, 2020	5,863	920
Provisions	99,057	15,544
Reversal of allowance provided	(5,863)	(920)
Write off	(5,131)	(805)
Loans receivable—December 31, 2021	93,926	14,739

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

The Company recorded the Notes as a liability in their entirety, and neither conversion feature nor any other feature is required to be bifurcated and accounted for separately. In addition, as the effective conversion price is greater than the fair value of underlying ADS, there was no beneficial conversion feature to be recognized. US$21.09 million of the Notes have been converted to 915,762 ADS (represents 457,881 ordinary shares) at the contractual conversion price of US$23.03 per ADS during the year ended December 31, 2019. As of December 31, 2019, all the Notes have been converted to ADS.

12. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general, and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB109,842, RMB99,349 and RMB102,321 for the years ended December 31, 2019, 2020 and 2021, respectively. Cash payments against operating lease liabilities were RMB108,490, RMB97,694 and RMB99,064 for the years ended December 31, 2019, 2020 and 2021, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Operating leases:
Operating leases right-of-use assets	274,154	223,652	35,096

Current portion of lease liabilities	86,472	91,288	14,325
Non-current portion of lease liabilities	194,384	130,956	20,550
Total operating lease liabilities	280,856	222,244	34,875

Weighted average remaining lease term (years)	3.76	2.85
Weighted average discount rate	4.53%	4.38%

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2020 and 2021, are as follows:

	As of December 31,
	(Amount in Thousands)
	2020	2021
	RMB	RMB
Within 1 year	90,393	95,288
Between 1 and 2 years	82,151	75,197
Between 2 and 3 years	64,048	48,288
Between 3 and 4 years	48,996	14,459
Between 4 and 5 years	16,253	324
Total lease payment	301,841	233,556
Less imputed interest	(20,985)	(11,312)
Total	280,856	222,244

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

On February 25, 2021, the Company completed the Share Repurchase Program, with approximately 2,233,770 ADSs representing 1,116,885 ordinary shares having been repurchased at an average price of US$44.77 per ADS.

14. Share-Based Compensation

The following table presents the Company’s share-based compensation expense by type of award:

	Years Ended December 31,
	(Amounts in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Share options	40,533	21,837	18,081	2,837
Non-vested restricted shares	54,364	37,952	32,956	5,172
Total share-based compensation	94,897	59,789	51,037	8,009

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

Share Options:

No options were granted for the years ended December 31, 2019 and 2020. The weighted-average grant-date fair value of options granted during the year ended December 31, 2021 was RMB306.56 (US$48.11) per share. There were 201,630, 152,410 and 37,606 options exercised during the years ended December 31, 2019, 2020 and 2021, respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

2021
Average risk-free rate of return	0.8~1.5%
Weighted average expected option life	6.1~8.4	years
Estimated volatility	42.1~50.4%
Average dividend yield	Nil

The following table summarizes option activity during the year ended December 31, 2021:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	options	Price	Term	Options
		RMB	Years	RMB
Outstanding as of January 1, 2021	224,528	505.33	5.5	17,848
Granted	268,006	420.41
Exercised	(37,606)	291.73
Forfeited or expired	(20,960)	431.31
Outstanding as of December 31, 2021	433,968	474.97	7.9	18,389
Exercisable as of December 31, 2021	154,661	319.84	5.4	3,663

The aggregate intrinsic value of options exercised during the year ended December 31, 2021 was RMB15,674. As of December 31, 2021, there was RMB76,105 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 4.24 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2021 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares	value
		RMB
Non-vested as of January 1, 2021	103,373	357.43
Granted	120,050	399.33
Vested	(57,064)	471.41
Forfeited	(15,525)	530.50
Non-vested as of December 31, 2021	150,834	324.12

The total fair value of non-vested restricted shares vested during the year ended December 31, 2021 was RMB29,784. As of December 31, 2021, there was RMB43,976 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 5.05 years.

15. Settlement Expenses

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

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

To value the RSUs, the Group uses the Black-Scholes pricing model to calculate the discounts for lack of marketability. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company’s common shares for a period that coincides with restriction period of the RSUs.

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

In 2021, additional 43 investors accepted the Settlement Plan, and the Company recorded settlement expenses in the amount of RMB19,908 (US$3.1 million) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors as of December 31, 2020.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2020 and 2021, respectively. The fair value of the derivative will be re-assessed at each reporting period.

16. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB225,776, RMB125,073 and RMB237,851 for the years ended December 31, 2019, 2020 and 2021, respectively. The decrease in 2020 was mainly due to the temporary exepmption of such defined contribution plan as a result of government preferential policies during the COVID-19 pandemic. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ retaining earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB371,438 and RMB407,500 as of December 31, 2020 and 2021, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group’s PRC subsidiaries and VIEs of RMB1,669,017 and RMB2,534,945 as of December 31, 2020 and 2021, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,950,455 as of December 31, 2021.

18. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2019 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	688,652	2,208	—	690,860
Recurring service fees	520,013	4,679	—	524,692
Performance-based income	23,333	104	—	23,437
Other service fees	222,912	4,274	295,772	522,958
Total revenues from others	1,454,910	11,265	295,772	1,761,947
Revenues from funds Gopher manages
One-time commissions	239,409	1,399	—	240,808
Recurring service fees	635,437	685,336	—	1,320,773
Performance-based income	97	89,551	—	89,648
Total revenues from funds Gopher manages	874,943	776,286	—	1,651,229
Total revenues	2,329,853	787,551	295,772	3,413,176
Less: VAT related surcharges	(10,574)	(3,971)	(6,819)	(21,364)
Net revenues	2,319,279	783,580	288,953	3,391,812
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(625,044)	—	—	(625,044)
Performance-based compensation	—	(31,283)	—	(31,283)
Other compensations	(607,336)	(248,612)	(98,495)	(954,443)
Total compensation and benefits	(1,232,380)	(279,895)	(98,495)	(1,610,770)
Selling expenses	(287,541)	(26,661)	(17,144)	(331,346)
General and administrative expenses	(194,908)	(71,805)	(29,779)	(296,492)
Provision for credit losses	(121,572)	(3,800)	(5,351)	(130,723)
Other operating expenses	(103,846)	(25,978)	(66,969)	(196,793)
Government subsidies	58,704	15,878	14,696	89,278
Total operating cost and expenses	(1,881,543)	(392,261)	(203,042)	(2,476,846)
Income from operations	437,736	391,319	85,911	914,966

	Year Ended December 31, 2020 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	677,726	1,288	—	679,014
Recurring service fees	697,140	3,017	—	700,157
Performance-based income	180,385	144	—	180,529
Other service fees	123,458	7,451	65,242	196,151
Total revenues from others	1,678,709	11,900	65,242	1,755,851
Revenues from funds Gopher manages
One-time commissions	88,520	41,303	—	129,823
Recurring service fees	587,307	642,735	—	1,230,042
Performance-based income	24,920	184,076	—	208,996
Total revenues from funds Gopher manages	700,747	868,114	—	1,568,861
Total revenues	2,379,456	880,014	65,242	3,324,712
Less: VAT related surcharges	(13,123)	(4,521)	(1,242)	(18,886)
Net revenues	2,366,333	875,493	64,000	3,305,826
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(613,101)	—	(898)	(613,999)
Performance-based compensation	—	(85,413)	—	(85,413)
Other compensations	(486,668)	(254,278)	(63,654)	(804,600)
Total compensation and benefits	(1,099,769)	(339,691)	(64,552)	(1,504,012)
Selling expenses	(228,853)	(34,302)	(8,537)	(271,692)
General and administrative expenses	(197,511)	(59,440)	(20,928)	(277,879)
Provision for credit losses	(3,785)	(251)	(4,047)	(8,083)
Other operating expenses	(76,983)	(6,443)	(15,614)	(99,040)
Government subsidies	58,046	24,443	30,867	113,356
Total operating cost and expenses	(1,548,855)	(415,684)	(82,811)	(2,047,350)
Income (loss) from operations	817,478	459,809	(18,811)	1,258,476

	Year Ended December 31, 2021 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,130,653	241	—	1,130,894
Recurring service fees	912,506	1,194	—	913,700
Performance-based income	391,903	—	—	391,903
Other service fees	92,352	1,390	68,240	161,982
Total revenues from others	2,527,414	2,825	68,240	2,598,479
Revenues from funds Gopher manages
One-time commissions	50,247	90,275	—	140,522
Recurring service fees	557,094	638,215	—	1,195,309
Performance-based income	77,218	315,072	—	392,290
Total revenues from funds Gopher manages	684,559	1,043,562	—	1,728,121
Total revenues	3,211,973	1,046,387	68,240	4,326,600
Less: VAT related surcharges	(17,076)	(4,923)	(11,507)	(33,506)
Net revenues	3,194,897	1,041,464	56,733	4,293,094
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(900,921)	(19,975)	—	(920,896)
Performance-based compensation	(45,913)	(112,130)	—	(158,043)
Other compensations	(707,455)	(317,929)	(64,557)	(1,089,941)
Total compensation and benefits	(1,654,289)	(450,034)	(64,557)	(2,168,880)
Selling expenses	(354,128)	(55,790)	(27,213)	(437,131)
General and administrative expenses	(270,253)	(70,686)	(42,382)	(383,321)
Provision for credit losses	(6,490)	(13,275)	(93,194)	(112,959)
Other operating expenses	(53,616)	(4,347)	(49,881)	(107,844)
Government subsidies	65,368	37,905	12,666	115,939
Total operating cost and expenses	(2,273,408)	(556,227)	(264,561)	(3,094,196)
Income (loss) from operations	921,489	485,237	(207,828)	1,198,898

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2019 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,494,742	676,837	295,772	2,467,351
Hong Kong	633,168	99,957	—	733,125
Others	201,943	10,757	—	212,700
Total revenues	2,329,853	787,551	295,772	3,413,176

	Year Ended December 31, 2020 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,787,611	742,743	65,242	2,595,596
Hong Kong	452,810	111,431	—	564,241
Others	139,035	25,840	—	164,875
Total revenues	2,379,456	880,014	65,242	3,324,712

	Year Ended December 31, 2021 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	2,479,576	768,203	68,240	3,316,019
Hong Kong	629,587	240,136	—	869,723
Others	102,810	38,048	—	140,858
Total revenues	3,211,973	1,046,387	68,240	4,326,600

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. (“Gopher Assets”)

Zhejiang Vanke-Noah Asset Management Co., Ltd. (“Zhejiang Vanke”)	Investee of Gopher Assets

Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”)	Affiliate of shareholder of the Group

Investee funds of Gopher Assets	Investees of Gopher Assets, a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

During the years ended December 31, 2019, 2020 and 2021, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	240,808	129,823	140,522	22,051
Recurring service fees
Investee funds of Gopher Assets	1,009,568	927,611	871,618	136,776
Wanjia Win-Win	688	—	463	73
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	15,759	12,411	26,488	4,157
Investee funds of Gopher Capital GP Ltd.	313,612	302,431	323,691	50,794
Total recurring services fee	1,339,627	1,242,453	1,222,260	191,800
Performance-based income
Investee funds of Gopher Assets	34,248	140,050	166,580	26,140
Investee funds of Gopher Capital GP Ltd.	36,800	68,946	225,710	35,419
Zhejiang Vanke	18,600	—	—	—
Total performance-based income	89,648	208,996	392,290	61,559
Other service fees
Investee funds of Gopher Assets	3,899	3,425	5,945	933
Investee funds of Gopher Capital GP Ltd.	—	86	—	—
Total other service fees	3,899	3,511	5,945	933
Total	1,673,982	1,584,783	1,761,017	276,343

As of December 31, 2020, and 2021, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Investee funds of Gopher Assets	433,936	303,280	47,591
Investee funds of Gopher Capital GP Ltd.	46,039	97,378	15,281
Total	479,975	400,658	62,872

As of December 31, 2020, and 2021, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Investee funds of Gopher Assets	27,226	18,850	2,958
Investee funds of Gopher Capital GP Ltd.	12,977	31,881	5,003
Total	40,203	50,731	7,961

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2020, and 2021, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2020	2021	2021
	RMB	RMB	US$
Investee funds of Gopher Assets	35,820	16,373	2,569
Investee funds of Gopher Capital GP Ltd.	1,653	738	116
Total	37,473	17,111	2,685

During the years ended December 31, 2019, 2020 and 2021, donation made to Shanghai Noah Charity Fund were RMB1.2 million, RMB2.8 million and RMB3.5 million, respectively.

During the years ended December 31, 2019, 2020 and 2021, the Group paid nil, RMB6.0 and RMB9.2 million as service fees to Dingnuo for development of an online mutual fund work station for the Group’s relationship managers and one-stop service platform for private equity fund managers, respectively.

20. Contingencies

Camsing Incident

As disclosed in Note 15, the Group offerd a voluntary settlement plan in 2020 to all affected Camsing investors, and as of December 31, 2021, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of RMB433.3 million as of December 31, 2021.

As of December 31, 2021, there were 33 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount approximately RMB116.1 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group’s business. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

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

Additional Financial Information of Parent Company – Financial Statements Schedule I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company’s consolidated net assets as of December 31, 2021.

a) Condensed Balance Sheets (Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,359,841	224,145	35,173
Amounts due from related parties	778	760	119
Other current assets	40,772	—	—
Total current assets	1,401,391	224,905	35,292
Investments in subsidiaries and VIEs	6,107,489	8,538,829	1,339,930
Investments in affiliates	279,430	301,509	47,313
Other non-current assets	653	637	100
Total assets	7,788,963	9,065,880	1,422,635
Liabilities and Equity
Current liabilities
Contingent liabilities	530,433	433,345	68,001
Amounts due to subsidiaries and VIEs	56,937	575,428	90,297
Other current liabilities	13,806	16,332	2,563
Total current liabilities	601,176	1,025,105	160,861
Other non-current liabilities	2,276	—	—
Total liabilities	603,452	1,025,105	160,861
Shareholder’s equity
Class A ordinary shares (US$0.0005 par value): 91,394,900 shares authorized, 22,773,542 shares issued and 22,229,340 shares outstanding and 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021	76	76	12
Class B ordinary shares (US$0.0005 par value): 8,605,100 shares authorized, 8,315,000 shares issued and outstanding as of December 31, 2020 and 2021	28	28	4
Treasury stock (544,202 and 919,515 ordinary shares as of December 31, 2020 and 2021, respectively)	(290,913)	(541,379)	(84,954)
Additional paid-in capital	3,565,667	3,534,741	554,678
Retained earnings	3,989,767	5,187,323	814,005
Accumulated other comprehensive loss	(79,114)	(140,014)	(21,971)
Total shareholders’ equity	7,185,511	8,040,775	1,261,774
Total liabilities and shareholders' equity	7,788,963	9,065,880	1,422,635

b) Condensed Statements of Operations (Amount in Thousands)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Selling expenses	131	356	285	45
General and administrative expenses	5,556	5,588	41,955	6,584
Total operating cost and expenses	5,687	5,944	42,240	6,629
Loss from operations	(5,687)	(5,944)	(42,240)	(6,629)
Other income (expenses):
Interest income	29,000	20,545	2,266	356
Interest expenses	(440)	—	—	—
Settlement expenses	—	(1,828,907)	(19,908)	(3,124)
Other income (expenses)	5,057	14,713	(4,211)	(661)
Total other income (expenses)	33,617	(1,793,649)	(21,853)	(3,429)
Income (loss) before taxes and income from equity in affiliates, subsidiaries and VIEs	27,930	(1,799,593)	(64,093)	(10,058)
Income tax expenses	(5,257)	(3,058)	—	—
Income from equity in affiliates	36,103	78,768	68,388	10,732
Income from equity in subsidiaries and VIEs	770,375	978,658	1,309,836	205,541
Net income (loss)	829,151	(745,225)	1,314,131	206,215

c) Condensed Statements of Comprehensive Income (Loss) (Amount in Thousands)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income (loss)	829,151	(745,225)	1,314,131	206,215
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	61,651	(176,934)	(60,900)	(9,557)
Fair value fluctuation of available-for-sale investment, net of tax of nil	(797)	771	—	—
Other comprehensive income (loss)	60,854	(176,163)	(60,900)	(9,557)
Comprehensive income (loss)	890,005	(921,388)	1,253,231	196,658

d) Condensed Statements of Cash Flows (Amount in Thousands)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss) attributable to Noah Holding Limited shareholders	829,151	(745,225)	1,314,131	206,215
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Income from equity in subsidiaries and VIEs	(770,375)	(978,658)	(1,309,836)	(205,541)
Income from equity in affiliates, net of dividends	(36,103)	(58,913)	(28,606)	(4,489)
Share-based settlement expense	—	1,290,811	19,908	3,124
Changes in operating assets and liabilities:
Amounts due from subsidiaries and VIEs	308,774	356,685	—	—
Amounts due from related parties	9,151	(94)	18	3
Amounts due to subsidiaries and VIEs	—	56,937	28,584	4,485
Other current assets	(9,331)	(31,417)	40,772	6,398
Deferred tax assets	786	1,226	—	—
Contingent liabilities	—	530,433	(11,398)	(1,789)
Other current liabilities	4,341	(10,249)	11,828	1,856
Other non-current liabilities	756	908	(2,276)	(357)
Net cash provided by operating activities	337,150	412,444	63,125	9,905
Cash flows from investing activities:
Capital return from investments in subsidiaries and VIEs	170,589	—	—	—
Increase in investments in subsidiaries and VIEs	(78,668)	(43,690)	(1,120,785)	(175,876)
Capital return from investments in affiliates	—	101,114	—	—
Proceeds from long-term investments	43,772	—	—	—
Net cash provided by (used in) investing activities	135,693	57,424	(1,120,785)	(175,876)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	31,688	33,372	11,114	1,744
Proceeds from advances from subsidiaries	—	—	537,604	84,362
Repayment of advances from subsidiaries	—	—	(82,481)	(12,943)
Payment for repurchase of ordinary shares	—	(281,610)	(372,376)	(58,434)
Net cash provided by (used in) financing activities	31,688	(248,238)	93,861	14,729
Effect of exchange rate changes	43,253	(111,190)	(171,897)	(26,974)
Net increase (decrease) in cash and cash equivalents	547,784	110,440	(1,135,696)	(178,216)
Cash and cash equivalents - beginning of year	701,617	1,249,401	1,359,841	213,389
Cash and cash equivalents - end of year	1,249,401	1,359,841	224,145	35,173

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

2.

As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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