Form 20-F
period 2022-12-31
Noah Holdings Ltd
filed 2023-04-24
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Building 2, Changyang Valley, 1687 Changyang Road,

Shanghai 200090, People’s Republic of China

(Address of principal executive offices)

Qing Pan, Chief Financial Officer

Noah Holdings Limited

Building 2, Changyang Valley, 1687 Changyang Road,

Shanghai 200090, People’s Republic of China

Phone: (86) 21 8035 9221

Facsimile: (86) 21 8035 9641

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American depositary shares, two of which represent one ordinary share, par value US$0.0005 per share	NOAH	New York Stock Exchange
ordinary shares, par value US$0.0005 per share	6686	The Stock Exchange of Hong Kong Limited

(Title of Each Class and Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,945,575 ordinary shares issued, par value US$0.0005 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes‐Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active clients” for a given period refer to registered clients who purchase one or more investment products distributed or provided by us during a given period, excluding clients in our other business segment;
●	“ADSs” refer to our American depositary shares, two of which represent one ordinary share;
●	“assets under advisory” or “AUA” refers to clients’ total outstanding assets managed by Gopher or third party product providers;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For pubic securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Consolidated Affiliated Entities” refer to Noah Investment and its subsidiaries;
●	“Contractual Arrangements” refer to variable interest entity structure and, where the context requires, the agreements underlying the structure;
●	“CSRC” refer to the China Securities Regulatory Commission;
●	“FOF” refers to fund of funds;
●	“Gopher Asset Management” refers to Gopher Asset Management Co., Ltd., a limited liability company established under the laws of the PRC on February 9, 2012, and one of the Consolidated Affiliated Entities;
●	“Gopher GP” refers to Gopher Capital GP Limited, an exempted company with limited liability incorporated in the Cayman Islands on May 11, 2012, and one of the significant subsidiaries;
●	“HK$” or “Hong Kong dollars” or “HK dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“HNW” refers to high net worth;
●	“HNW clients” or “HNW investors” refer to clients/investors with investable financial assets of no less than RMB6 million;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“investment products” refer to products we distribute to clients, such as mutual fund products, private secondary products, private equity products and other products;

●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MoM” refers to manager of managers;
●	“NAV” refers to net asset value;
●	“Noah Group” refers to Shanghai Noah Investment (Group) Co., Ltd., a limited liability company established under the laws of the PRC on August 24, 2007, and one of the significant subsidiaries;
●	“Noah HK” refers to Noah Holdings (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong on September 1, 2011, and one of the significant subsidiaries;
●	“Noah Investment” refers to Shanghai Noah Investment Management Co., Ltd., a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities;
●	“Noah Upright” refers to Noah Upright Fund Distribution Co., Ltd., a limited liability company established under the laws of the PRC on November 18, 2003, and one of the significant subsidiaries;
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refer to our ordinary shares, par value US$0.0005 per share;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have completed a preliminary know-your-client and anti-money laundering review process, but may or may not have purchased any products from us;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shanghai Gopher” refers to Shanghai Gopher Asset Management Co., Ltd., a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities;
●	“Shanghai Massa” refers to Shanghai Gopher Massa Asset Management Co., Ltd., a limited liability company established under the laws of the PRC on June 29, 2015, and one of the Consolidated Affiliated Entities;
●	“Shanghai Nuohong” refers to Shanghai Nuohong Real Estate Co., Ltd., a limited liability company established under the laws of the PRC on May 30, 2013, and one of the significant subsidiaries;
●	“transaction value” refers to the aggregate value of the investment products we distribute during a given period; and
●	“we,” “us,” “our company,” “our group,” “our” and “Noah” refer to Noah Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the Consolidated Affiliated Entities.

Unless otherwise noted, all translations from RMB to U.S. dollars (“USD” or “US$”) are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the industries in which we operate;
●	our expectations regarding demand for and market acceptance of the products and services we distribute, manage or offer;
●	our expectations regarding keeping and strengthening our relationships with product providers;
●	relevant government policies and regulations relating to the industries in which we operate;
●	our ability to attract and retain qualified employees;
●	our ability to stay abreast of market trends and technological advances;
●	our plans to invest in research and development to enhance our product choices and service offerings;
●	competition in the industries in which we operate;
●	general economic and business conditions in China and internationally;
●	our ability to obtain certain licenses and permits necessary to operate and expand our businesses;
●	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; and
●	all other risks and uncertainties described in the section headed “Risk Factors” in this annual report.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

Our Corporate Structure and Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Individual Shareholders

Noah Holdings Limited is a Cayman Islands holding company with no business operations. We conduct our operations through our subsidiaries and the Consolidated Affiliated Entities. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of PRC companies engaging in value-added telecommunications services.

To comply with PRC laws and regulations, we rely on the Contractual Arrangements with Noah Investment and its subsidiaries to operate a portion of our operations in China, primarily the asset management business. A series of contractual agreements, including an exclusive option agreement, an exclusive support service agreement, a share pledge agreement and power of attorney, have been entered into by and among Noah Group, Noah Investment and its shareholders. These contractual arrangements enable us to (1) be considered as the primary beneficiary of Noah Investment and its subsidiaries for accounting purposes and consolidate the financial results of the Consolidated Affiliated Entities; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as our consolidated entities and consolidate their results of operations into our consolidated financial statements in accordance with U.S. GAAP. The Consolidated Affiliated Entities, Noah Investment and its subsidiaries, generated RMB978.6 million, RMB1,505.1 million and RMB1,282.2 million (US$185.9 million) in net revenues in 2020, 2021 and 2022, respectively, which contributed 29.6%, 35.1% and 41.4% of our total net revenues in the respective years. In addition, we hold the required licenses and permits necessary to conduct our asset management business in China through the Consolidated Affiliated Entities. Investors of our ordinary shares or ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the Consolidated Affiliated Entities.

Our corporate structure is subject to risks associated with the Contractual Arrangements with the Consolidated Affiliated Entities. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities and we may incur substantial costs to enforce the terms of the arrangements. Additionally, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. It is uncertain whether any new PRC laws or regulations relating to the Contractual Arrangements will be adopted or if adopted, what they would provide. If the corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. Further, if the corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing its operations or unwinding the Contractual Arrangements. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our subsidiaries and Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in and having our operations primarily in China and the evolving PRC laws and regulations. The PRC government has complex regulatory requirements on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on United States or other foreign exchange outside of China. For example, we face risks associated with regulatory approvals on offerings that are conducted overseas by and foreign investment in China-based issuers, the use of the Consolidated Affiliated Entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government may also influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has also promulgated certain regulations and rules to exert more oversight and control over offerings and listings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our securities, limit or hinder our ability to offer or continue to offer securities to investors. Furthermore, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

Additionally, uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and quickly evolving policies, laws and regulations in China, could adversely affect us. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Because certain recently enacted laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of these decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. Furthermore, the PRC legal system is based in part on government policies, some of which are not published or not on a timely basis. As a result, we may not be aware of our potential violation of these policies and rules. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

In addition, pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, or 2021 determinations, according to which our independent registered public accounting firm is subject to the determinations that the PCAOB is unable to inspect or investigate completely. On April 12, 2022, we were identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer again following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Enforceability of Civil Liabilities

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that the courts of the Cayman Islands are unlikely to:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	in original actions brought in the jurisdiction of the Cayman Islands, impose liabilities against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Maples and Calder (Hong Kong) LLP has informed us that in those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) is not inconsistent with a Cayman Islands judgment in respect of the same manner, impeachable on the grounds of fraud and is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Zhong Lun Law Firm, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within China for a significant portion of the time and are PRC nationals. Furthermore, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside China, and it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and the PRC Law on Choice of Law for Foreign-related Civil Relationships, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—Holders of your ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. In particular, as we are a China based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Corporate Structure

●	We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of us. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.
●	We rely on the Consolidated Affiliated Entities to operate a portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual Arrangements among our PRC subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.
●	Because certain shareholders of the Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of the Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

●	Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the U.S. Exchange Act.
●	The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our Business

●	The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	Our businesses may be adversely impacted by general economic and market conditions.
●	The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.
●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.
●	Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.
●	The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.
●	Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.
●	Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.
●	Our lending business is subject to credit risks, which could adversely affect our results of operations.
●	Our business involves relatively new business models which may not be successful.

Risks Related to Our ADSs and Ordinary Shares

●	The market price for our ADSs and/or ordinary shares have been and may continue to be volatile.
●	There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.
●	Substantial future sales or perceived potential sales of our ADSs and/or ordinary shares in the public market could cause the price of our ADSs and/or ordinary shares to decline.

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Techniques employed by short sellers may drive down the trading price of our ADSs and/or ordinary shares.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and /or ordinary shares and trading volume could decline.
●	Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

Permits and Permission Required from the PRC Authorities for Our Operations

Our PRC subsidiaries and the Consolidated Affiliated Entities have obtained all material licenses and approvals required for our operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we fail to obtain or maintain the required licenses, permits and approvals, we may be subject to fines, confiscation of the income derived from the related business, the suspension of operations and adverse publicity arising from such non-compliance with government regulations. In addition, there can be no assurance that we will be able to obtain, maintain and renew all of the approvals, licenses and permits required for our business operations upon their expiration in a timely manner or at all, which may materially impact our business operations.

In addition, the PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) as well as five supporting guidelines (together with Trial Measures, the “Filing Measures”), which took effect on March 31, 2023 and implemented a filing-based regulatory system over PRC domestic companies seeking to offer or list equity securities in an overseas market, whether through direct or indirect form. The Filing Measures stipulate certain circumstances under which the overseas offering or listing would be prohibited, as well as the measures taken by a PRC domestic company required by the CSRC if it falls into any of such circumstances prior to the overseas offering or listing, such as postponement or termination of the proposed overseas offering or listing, and reporting to the CSRC and competent authorities under the State Council in a timely manner. According to the Filing Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, our future issuances of equity securities, such as shares, convertible bonds and exchangeable bonds, etc., to foreign investors and listings are subject to the filing requirement. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,040.5 million, RMB2,950.5 million and RMB2,826.6 million (US$409.8 million) as of December 31, 2020, 2021 and 2022, respectively.

Under the Contractual Arrangements, Noah Group provides certain support services to the Consolidated Affiliated Entities and is entitled to receive service fees from the Consolidated Affiliated Entities in exchange. The Contractual Arrangements provide that the Consolidated Affiliated Entities shall pay Noah Group a service fee on a quarterly basis. The amount of the service fees shall be verified and determined according to actual services provided by Noah Group, provided that the total service fees shall be equal to the revenue less expenses and the license fees. The license fees are paid by the Consolidated Affiliated Entities to Noah Group on a yearly basis, in consideration of the intellectual property rights licenses granted by Noah Group. The amount of the license fees shall be determined by the board of Noah Group. Pursuant to the Contractual Arrangements, Noah Group is entitled to collect all or part of the revenue as the agent of the Consolidated Affiliated Entities, subject to a joint decision by the parties. Under that circumstance, Noah Group shall deduct the service fees from the revenue it collects on behalf of the Consolidated Affiliated Entities. During the three years ended December 31, 2020, 2021 and 2022, Noah Group did not charge any service fees or licenses fees from the Consolidated Affiliated Entities under the Contractual Arrangements, and there was no cash flows or transfers of other assets between Noah Group and the Consolidated Affiliated Entities under the Contractual Arrangements. See “—Financial Information Related to the VIEs” and “—Intercompany Revenues between the Consolidated Affiliated Entities and Oue Subsidiaries” for other services provided, cash flows or transfer of other assets between our company, our subsidiaries and the Consolidated Affiliated Entities during the three years ended December 31, 2020, 2021 and 2022.

Neither the PRC subsidiaries of our Company nor the Consolidated Affiliated Entities is obligated to make dividends or distributions to our company under the Contractual Arrangements. On March 28, 2023, we announced that our board of directors recommended a final dividend in cash. This recommendation is subject to the approval by our shareholders at the annual general meeting to be held on or around June 12, 2023. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

Financial Information Related to the Consolidated Affiliated Entities

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2021 and 2022 and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2020, 2021 and 2022 of (i) our company, (ii) our subsidiaries other than Noah Group, (iii) Noah Group, which is the primary beneficiary of the Consolidated Affiliated Entities, (iv) the Consolidated Affiliated Entities, and (v) eliminating adjustments. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our subsidiaries’ and Consolidated Affiliated Entities’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	Total

	(RMB in thousands)
Assets
Cash and cash equivalents	349,845	2,482,018	5,323	1,566,729	—	4,403,915
Restricted cash	—	21,287	—	1,916		23,203
Short-term investments	—	233,385	—	82,594	—	315,979
Accounts receivable and contract assets, net	—	335,983	166	161,957	—	498,106
Amounts due from related parties, net	823	113,810	41,214	287,577	—	443,424
Loans receivables, net	—	396,975	—	68,805	—	465,780
Investments in subsidiaries and the Consolidated Affiliated Entities	9,636,776	—	5,481,095	—	(15,117,871)	—
Amounts due from internal companies	—	—	929,380	—	(929,380)	—
Long-term investments	—	425,103	—	348,992	—	774,095
Investment in affiliates	361,831	269,975	1,314	858,700	—	1,491,820
Property and equipment, net	—	2,446,935	3,688	35,694	—	2,486,317
Operating lease right-of-use assets, net	—	154,594	—	13,598	—	168,192
Deferred tax assets	—	265,589	78,747	92,105	—	436,441
Other assets	724	192,883	28,603	68,653	—	290,863
Total assets	10,349,999	7,338,537	6,569,530	3,587,320	(16,047,251)	11,798,135
Liabilities
Accrued payroll and welfare expenses	—	387,336	45,486	236,131	—	668,953
Income tax payable	—	3,749	—	123,099	—	126,848
Amounts due to internal companies	467,178	406,440	—	55,762	(929,380)	—
Deferred revenue	—	59,351	—	8,616	—	67,967
Contingent liabilities	469,018	99,000	—	—	—	568,018
Deferred tax liabilities	—	212,049	20,000	17,719	—	249,768
Operating lease liabilities, non-current	—	76,321	—	6,850	—	83,171
Other liabilities	8,107	296,870	35,339	192,619	—	532,935
Total liabilities	944,303	1,541,116	100,825	640,796	(929,380)	2,297,660
Total net assets	9,405,696	5,797,421	6,468,705	2,946,524	(15,117,871)	9,500,475

	As of December 31, 2021
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Assets
Cash and cash equivalents	224,145	1,993,930	5,049	1,181,479	—	3,404,603
Restricted cash	—	—	—	510		510
Short-term investments	—	83,141	—	9,662	—	92,803
Accounts receivable and contract assets, net	—	332,377	—	475,652	—	808,029
Amounts due from related parties, net	760	135,302	38,583	276,744	—	451,389
Loans receivables, net	—	544,882	—	50,884	—	595,766
Investments in subsidiaries and the Consolidated Affiliated Entities	8,538,829	—	5,349,728	—	(13,888,557)	—
Amounts due from internal companies	—	53,364	701,389	—	(754,753)	—
Long-term investments	—	367,852	—	300,720	—	668,572
Investment in affiliates	301,509	245,122	1,314	854,138	—	1,402,083
Property and equipment, net	—	2,533,665	3,299	43,971	—	2,580,935
Operating lease right-of-use assets, net	—	208,621	—	15,031	—	223,652
Deferred tax assets	—	211,166	61,427	63,312	—	335,905
Other assets	637	211,166	52,872	60,867	—	325,542
Total assets	9,065,880	6,920,588	6,213,661	3,332,970	(14,643,310)	10,889,789
Liabilities
Accrued payroll and welfare expenses	—	522,641	42,253	381,653	—	946,547
Income tax payable	—	41,034	—	149,226	—	190,260
Amounts due to internal companies	575,428	—	—	179,325	(754,753)	—
Deferred revenue	—	56,910	—	6,721	—	63,631
Contingent liabilities	433,345	—	—	—	—	433,345
Deferred tax liabilities	—	233,880	—	254	—	234,134
Operating lease liabilities, non-current	—	115,444	—	15,512	—	130,956
Other liabilities	16,332	400,682	40,404	291,857	—	749,275
Total liabilities	1,025,105	1,370,591	82,657	1,024,548	(754,753)	2,748,148
Total net assets	8,040,775	5,549,997	6,131,004	2,308,422	(13,888,557)	8,141,641

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2022
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	1,960,197	95,892	1,282,220	(237,937)	3,100,372
Total operating cost and expenses	(32,302)	(1,454,846)	(175,719)	(586,993)	237,937	(2,011,923)
(Loss) income from operations	(32,302)	505,351	(79,827)	685,227	—	1,088,449
Total other income (expenses)	15,333	(69,688)	10,029	105,426	—	61,100
Income tax expenses	—	(68,632)	(2,681)	(195,795)	—	(267,108)
Income from equity in affiliates	51,459	(15,476)	—	53,165	—	89,148
Income from equity in subsidiaries and the Consolidated Affiliated Entities	942,081	—	277,970	—	(1,220,051)	—
Net income	976,571	351,555	205,491	658,023	(1,220,051)	971,589

	For the year ended December 31, 2021
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,975,886	46,221	978,589	(234,121)	4,293,094
Total operating cost and expenses	(42,240)	(2,238,991)	(179,871)	(524,913)	234,121	(3,094,196)
(Loss) income from operations	(42,240)	736,895	(133,650)	453,676	—	1,198,898
Total other (expenses) income	(21,853)	103,108	(5,979)	68,444	—	99,144
Income tax expenses	—	(133,024)	34,530	(128,563)	—	(293,940)
Income from equity in affiliates	68,388	83,485	—	(258)	—	301,979
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,309,836	—	790,762	—	(2,100,598)	—
Net income	1,314,131	790,464	685,663	393,299	(2,100,598)	1,306,081

	For the year ended December 31, 2020
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,511,001	2,905	978,589	(186,669)	3,305,826
Total operating cost and expenses	(5,944)	(1,625,523)	(77,639)	(524,913)	186,669	(2,047,350)
(Loss) income from operations	(5,944)	885,478	(74,734)	453,676	—	1,258,476
Total other (expenses) income	(1,793,649)	(170,939)	52,349	68,444	—	(1,843,795)
Income tax expenses	(3,058)	(145,545)	18,706	(128,563)	—	(258,460)
Income from equity in affiliates	78,768	21,747	—	(258)	—	100,257
Income from equity in subsidiaries and the Consolidated Affiliated Entities	978,658	—	703,015	—	(1,681,673)	—
Net income	(745,225)	590,741	699,336	393,299	(1,681,673)	(743,522)

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2022
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	55,195	(39,428)	(44,810)	661,944	—	632,901
Net cash (used in) provided by investing activities	(17,492)	321,986	(614)	(275,289)	45,698	74,289
Net cash provided by financing activities	87,997	145,764	45,698	—	(45,698)	233,761

	For the year ended December 31, 2021
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	63,125	(105,959)	1,002,272	562,400	—	1,521,838
Net cash used in investing activities	(1,120,785)	(719,823)	(2,100,280)	(207,114)	1,575,908	(2,572,094)
Net cash provided by (used in) financing activities	93,861	(115,391)	1,100,733	(16,416)	(1,575,908)	(513,121)

	For the year ended December 31, 2020
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	412,444	702,787	142,981	(409,359)	(52,500)	796,353
Net cash (used in) provided by investing activities	57,424	36,440	(141,996)	357,026	43,690	352,584
Net cash used in financing activities	(248,238)	(131,994)	—	—	8,810	(371,422)

Intercompany Revenues between the Consolidated Affiliated Entities and Our Subsidiaries

The intercompany services between the Consolidated Affiliated Entities and our subsidiaries principally consist of shared services within the group, including the support of information technology, marketing activities, strategic development, human resources and legal consulting.

The Consolidated Affiliated Entities provide shared services to our subsidiaries, the amounts of which were RMB43.1 million, RMB38.3 million and RMB64.4 million (US$9.3 million), for the years ended December 31, 2020, 2021 and 2022, respectively. The intercompany service charge is eliminated at the consolidation level.

Our subsidiaries provide investment consulting services and shared services to the Consolidated Affiliated Entities, the amounts of which were RMB141.7 million, RMB187.0 million and RMB264.4 million (US$38.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2020, 2021 and 2022, cash paid by the Consolidated Affiliated Entities to our subsidiaries for the services rendered were RMB538.5 million , RMB112.8 million and RMB323.5 million (US$46.9 million), respectively.

Dividends or Distributions Made to the Holding Company

The income of our holding company attributable to our non-PRC subsidiaries was RMB331.4 million, RMB655.4 million and RMB551.2 million (US$79.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Among which, Gopher CCM Limited made distributions of RMB12.1 million to our holding company for the year ended December 31, 2021. Gopher CCM Limited generated revenue through direct equity investments and is not subject to tax on income or capital gains under the current laws of the Cayman Islands where it was incorporated. No dividend or distribution was made to our holding company by our non-PRC subsidiaries for the year ended December 31, 2020 and 2022.

The income (loss) of our holding company attributable to our PRC-based subsidiaries was RMB253.9 million, RMB38.0 million and RMB(267.2) million (US$38.7 million) for the years ended December 31, 2020, and 2021 and 2022, respectively. Among which, Noah Group made distributions of RMB5.0 million (US$0.7 million) to our holding company for the year ended December 31, 2022, and paid RMB0.5 million (US$0.1 million) dividend tax to PRC tax authorities. No dividends or distributions have been made to our holding company by our PRC-based subsidiaries for the years ended December 31, 2020 and 2021.

The income of our holding company attributable to the Consolidated Affiliated Entities was RMB393.3 million, RMB616.4 million and RMB658.0 million (US$95.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively. No dividends or distributions have been made to our holding company by the Consolidated Affiliated Entities.

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

We operate our domestic asset management business under the Contractual Arrangements. In our domestic asset management business, we act as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign investment restrictions, which may require that investors shall not be foreign-invested enterprises (“FIEs”) or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations. We adopted the Contractual Arrangements because if we were to conduct our domestic asset management business through our PRC subsidiaries which are FIEs, we may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, we rely on the Contractual Arrangements that we entered into with Noah Investment and its shareholders to carry out our domestic asset management business.

The Contractual Arrangements with Noah Investment and its shareholders enable us to (1) be considered as the primary beneficiary of Noah Investment and its subsidiaries for accounting purposes and consolidate the financial results of the Consolidated Affiliated Entities; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as the Consolidated Affiliated Entities and consolidate their results of operations into ours. In addition, we hold the required licenses and permits necessary to conduct our asset management business in China through the Consolidated Affiliated Entities. Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the Consolidated Affiliated Entities. For further details on the Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

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

We believe that our corporate structure and the Contractual Arrangements do not result in a violation of the current applicable PRC laws and regulations. Our PRC Legal Adviser, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the Contractual Arrangements among our wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, we have been further advised by our PRC Legal Adviser that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the Contractual Arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and the Contractual Arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance the Consolidated Affiliated Entities’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

As of the date of this annual report, we had not encountered any interference or encumbrance from any PRC regulators in operating our business through the Consolidated Affiliated Entities under the Contractual Arrangements. However, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and the Contractual Arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Consolidated Affiliated Entities or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of the Consolidated Affiliated Entities in our consolidated financial statements.

We rely on the Consolidated Affiliated Entities to operate a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

As noted above, we rely on the Consolidated Affiliated Entities, to operate a portion of our operations in China. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. If Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interests in the Consolidated Affiliated Entities, including such equity interests, may be put under court custody. As a consequence, we cannot be certain that the equity interests will be disposed pursuant to the Contractual Arrangement or ownership by the record holder of the equity interests. In addition, we may lose the ability to use and enjoy assets held by any of the Consolidated Affiliated Entities that are important to the operation of our business if those Consolidated Affiliated Entities declare bankruptcy or become subject to dissolution or liquidation proceedings. The Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under the Contractual Arrangements, as a legal matter, if our Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. However, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, which may make it difficult to exert effective control over the Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

Contractual Arrangements among our PRC subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the Contractual Arrangements that we have entered into among our PRC subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements among Noah Group, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the PBOC according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment under the Contractual Arrangements in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

Because certain shareholders of the Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of the Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.

Certain shareholders of Noah Investment, one of the Consolidated Affiliated Entities, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman and chief executive officer, Mr. Zhe Yin, our director, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are either our directors or executive officers and shareholders of the Consolidated Affiliated Entities. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of the Consolidated Affiliated Entities, as what is in the best interest of the Consolidated Affiliated Entities may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing Contractual Arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of Noah Investment, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

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

If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Contractual Arrangements, Noah Group or its designated person(s) has the exclusive option to elect to purchase at any time, when permitted by the then applicable PRC laws, all or any part of the equity interests in Noah Investment from its shareholder. The transfer price of the relevant equity interest shall be the minimum purchase price permitted under PRC law or a higher price as otherwise agreed by Noah Group. In the event that Noah Group exercises the options under the exclusive option agreement to acquire the equity interests in Noah Investment, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. Such tax amounts could be substantial and our financial condition may be adversely affected as a result.

We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements that Noah Group currently has in place with the Consolidated Affiliated Entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the previous laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprises Law together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulation on Foreign Investment.”

The corporate structure implemented through the Contractual Arrangements structure has been adopted by many PRC-based companies, including us, to comply with laws and regulations in China. However, uncertainties still exist in relation to the interpretation and implementation of current and future PRC laws and regulations, including the Foreign Investment Law, especially in regard to the permissibility of the Contractual Arrangements. While the Foreign Investment Law does not comment on the concept of “de facto control” and does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws, administrative regulations, or provisions of the State Council. We cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the Consolidated Affiliated Entities under the Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law or any other future laws, administrative regulations, or provisions of the State Council deem contractual arrangements as a type of foreign investment, when the funds that we act as the general partner invest into other equity investment funds or companies in China (either directly or through the investments in other equity investment funds), there could be a risk that such funds or companies may be deemed as having foreign investment in their shareholding structure when governmental authorities review such funds or investee companies’ applications for certain approvals or licenses in industries that are subject to foreign investment restrictions. Any such future changes in applicable laws or regulations could reduce the investment opportunities available to us.

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

Any loans made by us to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the SAFE, or filed with SAFE in its information system. We may also provide loans to the Consolidated Affiliated Entities or its subsidiaries or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on January 7, 2021, the macro-prudent adjustment parameter for cross-border financing has been decreased to 1 from 1.25. Moreover, any medium or long-term loan to be provided by us to the Consolidated Affiliated Entities or its subsidiaries or other domestic PRC entities must also be registered with the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the competent administration for market regulation.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”) which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019 (“SAFE Circular 28”), pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with relevant laws and regulations. As SAFE Circular 28 is newly issued, its interpretation and implementation in actual practice are still subject to uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or the record-filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or the Consolidated Affiliated Entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or record-filings, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debt securities, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission Identified Issuer for two consecutive years.

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

On December 16, 2021, the PCAOB issued a report, or 2021 determination, to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB was unable to inspect or investigate completely. On April 12, 2022, we were identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB vacated its 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer again following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) as well as five supporting guidelines (together with Trial Measures, the “Filing Measures”), which took effect on March 31, 2023 and implemented a filing-based regulatory system over PRC domestic companies seeking to offer or list equity securities in an overseas market, whether through direct or indirect form. The Filing Measures stipulate certain circumstances under which the overseas offering or listing would be prohibited, as well as the measures taken by a PRC domestic company required by the CSRC if it falls into any of such circumstances prior to the overseas offering or listing, such as postponement or termination of the proposed overseas offering or listing, and reporting to the CSRC and competent authorities under the State Council in a timely manner. According to the Filing Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, our future issuances of equity securities, such as shares, convertible bonds and exchangeable bonds, etc., to foreign investors and listings are subject to the filing requirement. For details, please see “Item 4. Information on the Company — B. Business Overview — Regulations in China — Regulations on Securities Offering and Listing Outside of the PRC.”

On November 14, 2021, the Cyberspace Administration of China (the “CAC”) publicly solicited opinions on the Regulations on Network Data Security Management (Draft for Comments), according to which, data processors seeking a public listing in Hong Kong that affect or may affect national security shall apply for cybersecurity review. On December 28, 2021, the Revised Cybersecurity Review Measures was released, which stipulate, among others, that the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. See also “—Risks Related to Our Business—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

The foregoing regulations are relevantly new and remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure you that we will be able to strictly comply with the relevant regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all.In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our ADSs, and to what extent the filing documents may satisfy the requirements of the CSRC. If it is determined in the future that any additional approvals, filings, registrations or other kind of governmental authorisation from the CSRC or other PRC governmental authorities are required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, it is uncertain whether we can or how long it will take us to obtain such authorisation, and whether any such authorisation could be rescinded. Any failure to obtain or delay in obtaining such authorisation, or a rescission of any such authorization if obtained by us, may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial condition or results of operations.

PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in which we hold equity ownership interests, and the Consolidated Affiliated Entities controlled under the Contractual Arrangements. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have complex regulatory requirements on the conduct of our business, and they may implement stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could limit or hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

In particular, The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Because certain recently enacted laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of these decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies, some of which are not published or not on a timely basis. As a result, we may not be aware of our potential violation of these policies and rules.

Certain administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have broad discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Such uncertainties towards our ability to enforce the contracts we have entered into could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has promulgated certain regulations and rules to enhance its regulatory oversight of Chinese companies listing overseas. The Opinions on Securities Activities issued on July 6, 2021 called for:

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

As the Opinions on Securities Activities were recently issued, there are uncertainties with respect to the interpretation and implementation thereof. The PRC government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding its overseas offering and listing, data security, cross-border data flow, and compliance with China’s securities laws. See also “—Risks Related to Our Business—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”, “—Any failure to ensure cybersecurity or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations” and “—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the receipt, processing, storage, and transmission of the data of our clients and others, much of which is confidential. We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation the PRC Cybersecurity Law (the “Cybersecurity Law”). The Cybersecurity Law requires, among others, a network operator to adopt technical measures and other necessary measures to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law also reaffirms certain basic principles and requirements on personal information protection.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (the “Data Security Law”), which took effect on September 1, 2021. The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in PRC to foreign judicial or law enforcement departments without the approval of competent PRC authorities. In Addition, the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), issued on August 20, 2021 by the SCNPC, further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Even though we have already taken necessary organizational and technical measures in accordance with applicable legal requirements to protect the safety of our network facilities and the data processed by us, we may still face risks inherent in handling and protecting large volumes of data, including protecting the data temporarily hosted in our system, detecting and prohibiting unauthorized data sharing and transfers, preventing attacks on our system by outside parties, foiling any fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or attempts by third parties to illegally obtain the data that results in any actual or perceived release of client data could damage our reputation and brand, deter current and potential clients from using our services, affect our business and results of operations, and expose us to potential legal liability.

The Regulations on Network Data Security Management (Draft for Comments), or the Draft Network Data Regulations, was released by CAC on November 14, 2021. The CAC has solicited comments on this draft until December 13, 2021. According to the Draft Network Data Regulations, listing abroad of data processors processing over one million users’ personal information and listing in Hong Kong which affects or may affect national security, etc. shall be subject to the cybersecurity review requirement theriunder. As of the date of this annual report, the Network Data Regulations had not yet been formally adopted and there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, and we cannot assure that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us.

On December 28, 2021, Measures for Cybersecurity Review was issued by CAC jointly with other governmental authorities, which took effect on February 15, 2022. Under the Measures for Cybersecurity Review, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. Besides, according to the Article 7 of the Measures for Cybersecurity Review, a network platform operator who processes the personal information of more than one million users and is seeking for listing in a foreign country must apply for a cybersecurity review. In addition, according to Article 16 of the Measures for Cybersecurity Review, member organizations of the cybersecurity review working mechanism (“the Working Members”) may initiate cybersecurity review towards network products, network services, and data processing activities ex officio, which means we may be also subject to cybersecurity review when the Working Members initiate such cybersecurity review ex officio.

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

Pursuant to SAFE Circular 37, PRC residents (including PRC individuals and PRC corporate entities) who make direct or indirect investments in offshore special purpose vehicles (the “SPV”), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of the basic information, such as any change relating to the PRC individual shareholder, name or operation period, or any material events, such as increase or decrease of capital contribution, share transfer or exchange, or merger or division. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Pursuant to SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. However, due to the uncertainty in the implementation of regulations by the PRC government authorities, these SAFE registrations may not always be practically available under all circumstances prescribed in these regulations.

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

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, dividends generated and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiaries. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiaries will generally be subject to a 10% withholding tax.

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

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that our company or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2022, because neither we nor these subsidiaries are controlled by a PRC enterprise or PRC enterprise group, and because our records and these subsidiaries’ records (including the resolutions of the respective boards of directors and the resolutions of the respective shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if our company is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our ADSs may be materially and adversely affected.

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

However, there is no assurance that the tax authorities will not apply SAT Circular 7 and SAT Public Notice 37 to previous investments by non-PRC resident investors in our company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

In addition, we are subject to risks arising from any potential fraudulent activities or other misconduct or violation of laws by the third-party product partners or investment partners we collaborate with. Any such misconduct or violation of laws may adversely affect the performance of the relevant products we distribute and expose our clients to losses. Despite product risk warnings and platform disclaimers, our clients may attempt to hold us responsible for their losses, which may subject us to civil or criminal liability, harm our reputation and cause us to incur additional costs and expenses. Furthermore, in order to maintain social harmony and financial market stability, we may also face pressure from regulatory authorities or expectation from the public to compensate or bail out our clients whose investments are negatively impacted by misconduct or violation of laws of our product partners or investment partners, which could have a material and adverse impact on our business, results of operations and financial condition.

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

If we breach fiduciary duties or other contractual obligations as the general partner or fund managers of the funds, or if our third-party product partners or investment partners engage in illegal activities or market misconduct, our results of operations will be adversely impacted. In addition, misconduct of our relationship managers or other employees, including potential misuse of client funds, could harm our reputation or lead to regulatory sanctions or litigation costs.

Because we serve as the general partner or manager for the funds under our asset management business, we have fiduciary duty to the limited partners or the investors. If we are deemed to breach the fiduciary duty, such as failure to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. In addition, illegal activities or market misconduct committed by the third-party product partners or investment partners we collaborate with may adversely impact our product offerings and reputation, discourage clients from purchasing products distributed or provided by us, lead to regulatory actions and penalties, and cause us to share any losses incurred by our clients. Furthermore, as the current regulatory regime for the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager in the PRC remains unclear, we cannot assure you that whether our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds that we manage. If the assets managed by us are subject to such claims, our future growth may be materially and adversely affected.

In addition, misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct may include but not limited to:

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

As a wealth management service provider, our businesses, financial condition and results of operations may be materially affected by China’s and global economic and financial market conditions, as well as economic conditions specific to our business. We serve HNW clients in China and globally through both our wealth management and asset management businesses. As a result, any economic downturns or capital market volatilities may negatively affect the financial performance of the products distributed or managed by us, reduce the revenue generated from our wealth management and asset management businesses, which in turn may materially and adversely affect our overall financial performance and results of operations.

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

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management, and other businesses. We have achieved significant growth in scale and profitability since our inception, and maintained robust growth during the past few years. We cannot assure you that we will continue to grow at our historical rate of growth, or that we will be able to achieve expected results, in future. It is difficult to predict whether the new investment products and services we continuously develop will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively or accurately predict our future results of operations. As a result, our historical growth rate may not be indicative of our future performance.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

Substantially all of our recurring service fees and one-time commissions are paid by funds managed by our third-party product partners and Gopher, our asset management arm, which are negotiated and vary from product to product. In 2020, 2021 and 2022, 82.4%, 78.1% and 83.0% of our total revenues were derived from recurring service fees and one-time commissions, respectively. Recurring service fees and one-time commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect the product partners and Gopher. These factors, which are not within our control, include the capacity of product partners and Gopher to place new business, profits of product partners, client demand and preference for investment products, the availability of comparable products from other product partners at a lower cost, the availability of alternative investment products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of investment products that we distributed or managed may have a significant impact on our bargaining power with product partners or clients in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the investment products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates may adversely affect our revenues, cash flow and results of operations.

The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.

The investment products we distribute are supplied by a selected number of investment product partners, including private equity firms, real estate fund managers, securities investment fund managers, mutual fund management companies, and insurance companies. Although our wealth management business has a broad coverage of most major fund managers and product partners in the market, due to our stringent screening process and risk management standards, a significant portion of the products distributed by us are sourced from a limited number of product partners. Our relationships with our product partners or funds managed by our product partners are governed by distribution agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution of particular products. These agreements typically are entered into on a product by product basis and expire at the expiration date of the relevant investment product. For any new investment products, new agreements need to be negotiated and entered into. If product partners that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their investment products, or the terms of our contracts with them become less beneficial to us, our business and operating results may be materially and adversely affected.

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

The relevant regulatory authorities, including the CSRC and the AMAC, have released various laws and regulations governing the industries of wealth management, asset management and other businesses in China, including regulations over private equity products, privately-raised securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are evolving rapidly and subject to further development, and the interpretations of these laws and regulations may contain inconsistencies among different governmental authorities and enforcement of these laws and regulations involves uncertainties.

As for our asset management business, the CSRC is in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, privately-raised securities investment funds and other forms of private funds. The AMAC has promulgated a series of rules and measures regulating the registration of private funds, qualified investor standards, fund raising, investment advice service provided by third parties, structured asset management plan and private asset management plans investing into real estate development enterprises or projects and etc. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Private Funds.” In addition, the CSRC and AMAC may adopt further detailed regulations and implementing policies that govern private funds and private fund managers. These laws, rules and regulations could be complex, continuously evolving and could be subject to varying and evolving interpretations, which may increase our difficulties in strict compliance with all regulatory requirements. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.

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

Furthermore, the Notice on Regulation and Renovation of the “Cash Loan” Business promulgated on December 1, 2017 (the “Circular 141”) requires microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. The Circular 141 and subsequent rules and regulations also provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. In addition, the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice on July 23, 2019, provides rules on supervision of and punishment for illegal lending, such as debt-collection by means of violence. Although we have decreased the scale of our lending businesses since the third quarter of 2019, we cannot assure you whether the funding party, loan collection agencies or other service providers we cooperate with charge extra fees from the borrower or conduct other behaviors in violation of the provisions of the relevant rules and regulations. The local authorities have discretion in interpreting, implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan, limitation on operating territory, payment method of interest and fees, restrictions on financing and methods of debt collection. As a result, there are uncertainties in the interpretation, implementation and enforcement of such laws, rules, regulations and governmental policies, and occasionally, we may receive instructions issued by the local authorities on our microloan business model from time to time, or have to depend on verbal clarifications from local authorities. Therefore, if the local authorities make unfavorable interpretation, instruction or ruling against our microloan business model, or modify the local regulatory policies on microloan business in the future, our lending business might be restricted and negatively impacted.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, our subsidiaries and the Consolidated Affiliated Entities are required to obtain and maintain various approvals, licenses and permits necessary to operate our business from the central and/or local government, including but not limited to, business license, fund distribution license, certificate for privately-raised investment fund manager, family trust license, insurance brokerage license, and trust business license. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations, which are developing and might conflict with each other. If we fail to obtain or maintain the required licenses, permits and approvals, we may be subject to fines, confiscation of the income derived from the related business, the suspension of operations and adverse publicity arising from such non-compliance with government regulations. In addition, there can be no assurance that we will be able to obtain, maintain and renew all of the approvals, licenses and permits required for our business operations upon their expiration in a timely manner or at all, which may materially impact our business operations.

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

We are subject to lawsuits, regulatory actions and other claims in the ordinary course of our business from time to time. In particular, we may face lawsuits, arbitrations or other claims brought by our clients who purchase investment products or services we distribute, offer or provide which turn out to be unsuitable for any reason, such as misconduct by the managers of the third-party funds, or providers of the products that we have recommended or made available to our clients, or illegal, non-compliance or unsatisfactory actions taken by third parties such as suppliers, service providers and other business partners that are outside of our control, or change of legal requirements or regulatory environment. For example, certain credit funds managed by Shanghai Gopher had invested in supply chain account receivables with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited as underlying investable assets. Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities. Shanghai Gopher, as the fund manager, has received notices from court and arbitration tribunal concerning claims initiated by individual clients. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings” for more information. We may also encounter claims alleging misrepresentation by our relationship managers or other employees. Moreover, we may not be able to comply with any new regulatory requirement in a timely manner or at all, and we may also be subject to regulatory actions and may encounter additional lawsuits, arbitrations or other claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

In addition, our results of operations may also be affected by geopolitical events and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally. There have been concerns over unrest and terrorist threats in the Middle East, Europe and elsewhere, as well as over the conflicts involving Ukraine, Syria and North Korea. For example, the conflict between Russia and Ukraine has resulted in an escalated regional instability, amplified the existing geopolitical tension among Russia and other countries in the region and in the west, as well as adversely affected commodity and other financial markets or economic conditions. The United States, European Union, the United Kingdom, Switzerland and other countries have imposed, and may further impose, financial and economic sanctions and export controls targeting certain Russian entities and/or individuals, which could adversely affect the global economy and financial markets, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The duration of such conflict and the related sanctions, as well as their impact on the global financial markets, cannot be predicted. In addition, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Furthermore, there is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the United States and China.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Any financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which any global financial and economic crisis or slowdown of the China’s economy may impact our business, there is a risk that our business, results of operations and prospects may be materially and adversely affected by any global economic downturn or any prolonged slowdown of the China’s economy.

Our business is subject to the risks associated with international operations.

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of mainland China representing 26.5% of our total revenues in 2022. Expanding our business overseas exposes us to a number of risks, including but not limited to:

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

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting China or elsewhere in the world. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services. There have been outbreaks of epidemics in China and globally, which could disrupt our business operation. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations.

Our headquarters is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in 75 cities in mainland China, and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

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

Certain investment products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2020, 2021 and 2022, the total value of investment products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 0.8%, 0.9% and 1.9% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM were 8.3%, 4.3% and 4.3% in 2020, 2021 and 2022, respectively. Our real estate investments primarily include two properties in Shanghai and seven properties in the United States.

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

In particular, the real estate industry in China is subject to governmental regulation and policy changes. The PRC government exerts considerable direct and indirect influence on the development of the real estate sector by imposing various industry policies and other economic measures. Specifically, in the past few years, PRC governments at both national and local levels have adopted numerous policies to slow down the surge of real estate prices and to curb speculative buying through more stringent implementation of residential price control measures, some of which were subsequently cancelled when the market turned softer. Such measures may adversely impact the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising capitals they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in the real estate sector.

Any failure to ensure cybersecurity or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

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

We rely primarily on a combination of copyrights, trade secret, trademarks, competition laws and contractual arrangements to protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property rights will be sufficient. The implementation, enforcement and scope of protection of intellectual property-related laws in China is evolving and may be subject to uncertainties. Current or potential competitors may use our intellectual property without authorization to develop products and services that are substantially equivalent or superior to ours, which could reduce demands for our solutions and services, adversely affect our operational results and harm our competitive position. Even if we are able to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or we may have to pursue litigation, which could involve substantial costs and diversion of our management’s attention from the operation of our business.

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

We rely on our relationship managers to develop and maintain relationships with our clients for our wealth management business. Our relationship managers serve as our day-to-day contacts with our clients and carry out a substantial portion of the client services we deliver. Their professional competence and approachability are essential to establishing and maintaining our brand image. We rely on our relationship managers to distribute investment products, from which we derive substantially all of our revenues. As we further grow our business and expand into new cities and regions, we have an increasing demand for professional relationship managers. We have been actively recruiting and will continue to recruit qualified relationship managers to join our coverage network. However, there is no assurance that we can recruit and retain sufficient relationship managers to support our further growth. In some of the regions where we have recently established or plan to establish service centers, the talent pool from which we can recruit relationship managers is smaller than in national economic centers such as Shanghai and Beijing. Even if we could recruit sufficient relationship managers, we may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their job. If we are unable to attract, train and retain highly productive relationship managers, our business could be materially and adversely affected. Competition for relationship managers may also force us to increase the compensation of our relationship managers, which would increase operating cost and reduce our profitability.

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

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Shareholders. As of December 31, 2022, there were 925,473 options to purchase ordinary shares outstanding, and 89,855 restricted shares had been issued and were outstanding under the 2010 and 2017 Share Incentive Plan. In 2020, 2021 and 2022, we recorded share-based compensation expenses of RMB59.8 million, RMB51.0 million and RMB42.3 million (US$6.1 million), respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to credit risk.

We are subject to credit risk related to accounts receivable, amounts due from related parties and loans receivable, and any significant default on our receivables could materially and adversely affect our liquidity, financial condition and results of operations. As of December 31, 2020, 2021 and 2022, our accounts receivables amounted to RMB434.5 million, RMB808.0 million and RMB498.1 million (US$72.2 million), respectively, our amounts due from related parties amounted to RMB520.2 million, RMB451.4 million and RMB443.4 million (US$64.3 million), respectively, and our loans receivable amounted to RMB418.9 million, RMB595.8 million and RMB465.8 million (US$67.5 million). We may not be able to collect all such receivables due to a variety of factors that are beyond our control. For example, fund investors may not satisfy their contractual obligation to fund capital calls when requested by Gopher or other fund managers of the funds. This may result in shortfalls in capital and may affect the ability of our funds to consummate investments and adversely affect our ability to receive service fees and other income. If we are not able to effectively manage the credit risk associated with our receivables, or if one or more counterparties run into financial difficulties, this could result in losses for us. The performance of our funds may also be affected by credit risk, which could have an adverse effect on our income.

Fluctuation of fair value change of short-term and long-term investments that we made and valuation uncertainty of other long-term investments measured at fair value due to the use of unobservable inputs may adversely affect our financial condition, results of operations, and prospects.

From time to time, we purchase short-term investments, which mainly include held-to-maturity investments, available-for-sale investments, trading debt securities and investments held by consolidated investment funds measured at fair value, and long-term investments, which consist of investments in several private equity funds as a limited partner and equity investments of common shares of several companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. We are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2020, 2021 and 2022, we had short-term investments of RMB114.9 million, RMB92.8 million and RMB316.0 million (US$45.8 million), and long term investments of RMB536.4 million, RMB668.6 million and RMB774.1 million (US$112.2 million), respectively. In addition, certain of our other long-term investments are measured at fair value with significant unobservable inputs used in the valuation techniques. Changes in any of these unobservable inputs may result in changes of the valuation of our other long-term investments measured at fair value, which leads to uncertainty in accounting estimation. We cannot assure you that market conditions will create gains on our short-term and long-term investments or we will not incur any fair value losses or impairment losses on our short-term and long-term investments in the future. If we incur such fair value losses or impairment losses, our financial condition, results of operations, and prospects may be adversely affected.

We are subject to risk of recoverability of deferred tax assets.

We recorded deferred tax assets of RMB224.2 million, RMB335.9 million, RMB436.4 million (US$63.3 million), respectively, as of December 31, 2020, 2021 and 2022. We periodically assess the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements, and therefore could materially and adversely affect our financial condition and results of operation in future years.

Our investments in affiliates may not be successful and we may incur significant losses or be subject to liquidity risk as a result.

Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager, including Gopher Transform Private Fund, real estate funds and real estate funds of funds, private equity funds of funds, and other public securities funds of funds. We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. As of December 31, 2020, 2021 and 2022, we recorded investments in affiliates of RMB1,264.7 million, RMB1,402.1 million and RMB1,491.8 million (US$216.3 million), respectively. We recognized impairment losses on investments in affiliates of RMB38.2 million, nil and RMB0.5 million (US$0.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively, which were recorded as income from equity in affiliates in the consolidated statements of operations. Therefore, any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

In addition, our investments in affiliates are relatively illiquid as there is no cash flow until proceeds from the disposal of investments and payments of dividends, among others, have been received. We cannot predict whether such entities will declare any dividends or make any other distributions to us. Therefore, the illiquidity nature of our investments in affiliates may limit our ability to respond to adverse changes in the performance of such investees and subject us to liquidity risk, which may in turn materially and adversely affect our financial condition and result or operations.

The government subsidies received by us were nonrecurring in nature.

For the years ended December 31, 2020, 2021 and 2022, certain government subsidies of RMB113.4 million, RMB115.9 million and RMB129.5 million (US$18.8 million), respectively, were granted to us as incentives for our investing and operating in certain local districts in the PRC. These government subsidies are non-recurring in nature and the amounts of these subsidies were subject to the discretion of local governments and there were no fulfilled conditions or contingencies. There is no assurance that we will receive such government subsidies for future financial years.

Risks Related to Our ADSs and Ordinary Shares

The market price for our ADSs and/or ordinary hares may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs in NYSE ranged from US$12.78 to US$33.57 per ADS in 2022. Moreover, as we completed our global offerings and listing in Hong Kong in July 13, 2022, the trading price of our ordinary shares can be volatile for similar or different reasons. The trading prices of our ordinary shares in Hong Kong Stock Exchange ranged from HK$200.8 to HK$307.8 per ordinary share in 2022. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs and/or ordinary shares. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most China-based companies whose shares are traded in Hong Kong and/or the United States. The market price for our ADSs and/or ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the market prices for China-based companies listed in the United States and/or Hong Kong have experienced volatility that might have been unrelated to the operating performance of such companies. The substantial declines in the market prices of the securities of China-based companies may affect the attitudes of investors toward Chinese companies listed in the United States and/or Hong Kong in general, which consequently may impact the market price of our ADSs and/or ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inappropriate corporate governance practices or corporate structure, fraudulent accounting or other matters of some China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, mainland China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our ADSs and/or ordinary shares, regardless of our operating performance. In the past, shareholders of a public company have often instituted securities class action suits against us following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The volatility resulting from any of the above factors may affect the price at which you could sell the ADSs and/or ordinary shares.

There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.

Though our board of directors has approved and adopted a new dividend policy on August 10, 2022, according to which, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 10% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the our audited annual reports, the dividend policy shall in no way constitute a legally binding commitment by us in respect of our future dividend and/or in no way obligate us to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may approve or disapprove the proposed dividend distribution proposal by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We may not declare any dividend in the future, and even if we do so, any future dividend may be less than those historically declared. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain their current price.

Substantial future sales or perceived potential sales of our ADSs and/or ordinary shares in the public market could cause the price of our ADSs and/or ordinary shares to decline.

Additional sales of our ADSs and/or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or ordinary shares to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our ADSs and/or ordinary shares, the prevailing market price for our ADSs and/or ordinary shares could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our ADSs and/or ordinary shares.

Techniques employed by short sellers may drive down the trading price of our ADSs and/or ordinary shares.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and any investment in our ADSs and/or ordinary shares could be greatly reduced or rendered worthless.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and/or ordinary shares and trading volume could decline.

The trading market for our ADSs and/or ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs and/or ordinary shares, the market price for our ADSs and/or ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs and/or ordinary shares to decline.

Our memorandum and articles of association contain provisions that could discourage a third party from seeking to obtain control of our company, which could adversely affect the interests of holders of our ordinary shares and ADSs by limiting their opportunities to sell them at a premium.

Our sixth amended memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that, subject to the requirements under the Hong Kong Listing Rule, grant to our board of directors the authority to issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other righsts, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with Shares held by existing Members, at such time and on such other term as they think proper. The provisions could have the effect of depriving holders of our ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and holders of our ADSs may not be able to exercise their right to direct the voting of the underlying shares represented by their ADSs.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares. Except as described in this annual report and in the deposit agreement for the ADSs, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Under the deposit agreement, if holders of our ADSs do not give voting instructions to the depositary as to how to vote the underlying shares represented by their ADSs, the depositary will give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	the voting at the meeting is to be made by show of hands.

The effect of this discretionary proxy is that if holders of our ADSs fail to give voting instructions to the depositary as to how to vote the underlying shares represented by their ADSs at any particular shareholders’ meeting, they cannot prevent such shares represented by their ADSs from being voted at that meeting, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may not be able to participate in any future rights offerings, which may cause dilution to their holdings and holders of our ADSs may not receive cash dividends if it is impractical to make them available to ADS holders.

We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, in connection with the settlement of the Camsing Incident, we voluntarily made an ex gratia settlement offer to affected clients. An affected client accepting the offer shall receive restricted share units, which upon vesting will become ordinary shares of our company. The maximum number of ordinary shares to be issued by our company to these settled clients would account for approximately 9.3% of the total issued shares of our company as of December 31, 2022. Such settlement plan will, and any future settlement plan may dilute the holdings of ADS holders in our company.

However, we cannot make rights available to ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act or exempt from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the U.S. Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

The depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

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

As a public company listed in the United States and Hong Kong, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, rules subsequently implemented by the SEC and the NYSE and the Hong Kong Listing Rules, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements in the United States and Hong Kong. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We may be involved in class action lawsuits in the United States and Hong Kong in the future. Companies that have experienced volatility in the volume and market prices of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States and Hong Kong. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and Hong Kong and a substantial portion of their assets are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States or in Hong Kong in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the U.S. or Hong Kong authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the Cayman Islands or the PRC.

We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that in those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States or Hong Kong, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given, provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.

We have been advised by Zhong Lun Law Firm that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within China for a significant portion of the time and are PRC nationals. According to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside China, and it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Furthermore, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong would have.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are certain obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our ordinary shares and/or ADSs.

Currently we are subject to both the United States and Hong Kong listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our ordinary shares.

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ordinary shares are currently traded on the Hong Kong Stock Exchange, and our ADSs are currently traded on the NYSE. Subject to U.S. securities law and the terms of the Deposit Agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchang. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchang and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

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

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2022. We believe we were also a PFIC for our taxable year ended December 31, 2020, but we do not believe we were a PFIC for our taxable year ended December 31, 2021.

PFIC status for a taxable year is based on an annual determination that cannot be made until the close of such taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn during the relevant taxable year, and is subject to uncertainty in several respects (including with respect to our treatment of the Consolidated Affiliated Entities as being owned by us for United States federal income tax purposes). The determination of whether we will be a PFIC for any taxable year may also depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. The U.S. Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

Because we believe that we were a PFIC for our taxable year ended December 31, 2022, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) could be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of our ADSs may not be afforded the same protections or information, which would be made available to ADS holders, were they investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Currently, we elect to rely on home country practices to be exempted from the corporate governance requirements to have a corporate governance and nominating committee composed entirely of independent directors. Our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with our public offering of ordinary shares in Hong Kong in July 2022, or the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman Islands share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs and/or ordinary shares may be affected.

Item 4.   Information on the Company

A.	History and Development of the Company

Founded in August 2005, we are a leading wealth management service provider in the PRC offering comprehensive one-stop advisory services on global investment and asset allocation primarily for HNW investors.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business when Noah Investment was incorporated. We exercise effective control over Noah Investment and its subsidiaries through Contractual Arrangements. In 2007, Sequoia Capital China, a well-known venture capital firm based in China, invested in our business. In November 2010, we were listed on the New York Stock Exchange as the first independent wealth management company from China. In July 2022, we were listed on the Hong Kong Stock Echange as the first independent wealth management company listed on both NYSE and Hong Kong Stock Exchange from China.

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

We officially launched our overseas business expansion in early 2012. We first established Noah HK and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission, Hong Kong SFC or the SFC, as well as an insurance broker license in Hong Kong (China). Subsequently, we further expanded our overseas presence by launching offices in Taiwan (China), Silicon Valley, New York and Singapore. We have obtained and maintained family trust licenses in Hong Kong and Jersey Island, investment advisor license and insurance brokerage license in the United States, as well as capital market services license, family trust license and exempt financial advisor license in Singapore.

In July 2022, our ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “6686”. We raised from our global offering in connection with the listing in Hong Kong approximately HK$315.6 million (US$40.2 million) in net proceeds after deducting underwriters’ commissions and offering expenses. Upon our listing on the Hong Kong Stock Exchange, all the Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and we will cease to have a dual-class voting structure. On December 23, 2022, we adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Our principal executive offices are located at Building 2, Changyang Valley, 1687 Changyang Road, Shanghai, China. In May 2021, we purchased office premises with a gross floor area of approximately 72,000 square meters at 218, Shaohong Road, 1226 and 1256, South Shenbin Road, Minhang District, Shanghai, which will be used as our new headquarters. Our telephone number is (86) 21 8035-9221. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.	Business Overview

We are a leading wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for HNW investors. Substantially all our RMB-denominated investment products are managed and distributed in China, and most of our foreign currency denominated products are managed and distributed through our Hong Kong subsidiary, Noah HK, which serves as our offshore booking center.

With over 18 years of operating experience, we continue to distribute and manage investment products and provide comprehensive financial services to our HNW clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Our Business Model

We provide comprehensive financial services through our subsidiaries and Consolidated Affiliated Entities, comprising our wealth management business, asset management business and other businesses, to our clients. In 2022, our wealth management business, asset management business, and other businesses contributed to 71.0%, 26.9% and 2.1% of our total net revenues, respectively.

●	Wealth management business. Through the licensed distribution channels operated by our subsidiaries, we offer various investment products, including primarily domestic and overseas mutual fund products, private secondary products and other products, on behalf of our third-party product partners and Gopher, our asset management arm. We also provide customized value-added financial services to our clients, including investor education and trust services.
●	Asset management business. Through Gopher, our asset management arm, we manage our clients’ investments in private equity, real estate, public securities, multi-strategy and other investment products. We conduct our domestic asset management business through the Consolidated Affiliated Entities, and overseas asset management business through our subsidiaries Noah HK and Gopher GP.
●	Other businesses. This segment mainly includes lending services whereby we make secured loans to creditworthy clients through our subsidiaries. Since the third quarter of 2019, we have decreased lending and other businesses as we strategically shifted focus to our core wealth management and asset management businesses.

Historically, we also offered private equity products through our wealth management business. Following the enactment of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures in October 2020, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, our wealth management business ceased offering private equity products, and now primarily focuses on distributing mutual fund products and private secondary products. We now provide domestic private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients.

We operate our business to cater to the needs of our clients by leveraging (i) our unique ecosystem with leading product partners, including fund managers and top PE/VC general partners, (ii) a diversified product mix that contributes to a favorable revenue structure with competitive profit margins and delivers successful investment results, and (iii) significant synergies and high operating efficiency. We are a pioneer in China’s HNW wealth management services industry with various market-first achievements, and are the first wealth manager to have built an ecosystem with leading private secondary funds and PE/VC firms in China. Leveraging our early-mover advantage, deep understanding of the industry, strong execution capabilities and rigorous risk management, we have developed a comprehensive set of product offerings in collaboration with our product partners.

Set forth below is a diagram illustrating our unique ecosystem:

[1]

Following the enactment of the Supervision Measures in October 2020, we ceased offering domestic private equity products through our wealth management business, and we now provide domestic private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients.

[2]	Others include insurance products, multi-strategies products and others.

Our Clients

We primarily serve Chinese HNW clients who reside in mainland China or overseas with total investable assets exceeding RMB6.0 million. In addition to individual clients, we also strategically provide services to certain institutional clients, including entities affiliated with such individuals, such as their family offices, as well as other institutional investors. In 2021, we started to provide mutual funds and related wealth management services to satisfy our corporate and institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”, operated by our PRC subsidiary Noah Upright. We have attracted a loyal and high quality client base, with approximately 35,877 active clients (including mutual fund-only clients) as of December 31, 2022.

The table below sets forth certain information regarding our clients as of or for the periods indicated.

	Year Ended December 31,
	2020	2021	2022
Number of active clients (excluding mutual fund-only clients)	12,161	12,831	6,520
Number of active clients (including mutual fund-only clients)	34,213	42,764	35,877

In order to provide targeted and personalized services to our clients, we classify our clients into five categories based on their AUA with us, namely ivory, gold, platinum, diamond, and black card clients, with the black card clients being the highest level. The number of our black card clients and diamond card clients reached 2,104 and 7,585 as of December 31, 2022, with an AUA per client of RMB66.6 million (US$9.7 million) and RMB13.0 million (US$1.9 million), respectively.The table below sets forth the number of our core clients as of the periods indicated.

	As of December 31,
	2020(3)	2021(3)	2022
Number of black card clients(1)	1,250	1,722	2,104
Number of diamond card clients(2)	5,685	6,475	7,585
(1)	Black card clients refer to clients with an AUA of over RMB50 million (approximately US$7 million).
(2)	Diamond card clients refer to clients with an AUA of over RMB10 million (approximately US$1.5 million) but less than RMB50 million (approximately US$7 million).
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

Client Onboard Process and Key Contractual Terms

We have implemented comprehensive know-your-client (“KYC”) and anti-money laundering (“AML”) procedures and policies in compliance with applicable laws and regulations in the PRC and other jurisdictions where we operate, as well as our internal control policies. When a client opens an account with us, we require the client to complete our KYC and AML review process. In terms of our KYC process, we collect documentations including, among others, proof of client’s identity and source of funds for investments and verify such information against reliable supporting documents and official database, as well as conduct risk tolerance assessment to better understand clients’ risk appetite. We also perform due diligence procedures on clients that specifically focus on and attest to their qualification to invest in accordance with relevant laws and regulations in different jurisdictions. For example, for clients who intend to purchase private fund products in the PRC, we require them to provide proof that their financial conditions and risk tolerance have met the thresholds of qualified investors under relevant PRC regulations, and conduct ongoing due diligence on such clients to verify their qualification. In addition, our relationship managers follow up with our clients on a regular basis to maintain up-to-date client risk profile and investment preferences. In terms of our AML process, we have established rigorous AML internal control policies, including a real-name policy in the process of business operations and a record keeping policy on client information covering their identification, transaction records as well as source of funds. We have an AML information reporting system aimed at detecting, reporting on and preventing money laundering activities. We also provide trainings to our employees to enhance their AML awareness. Moreover, we enter into a set of standard client service agreements with our clients at account opening. Such client service agreements set forth rights and obligations of our clients when using service provided by us and authorizes us to collect and use certain personal information of our clients. Clients will also receive an investor right notification form setting forth their interest and risks in purchasing a specific product.

Our Key Products and Services

Our Wealth Management Business

We provide diversified investment products, customized asset allocation and value-added services to our clients inside and outside of China for our wealth management business through our subsidiaries. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ wealth management needs, minimizing their risks while generating attractive returns. Our clients benefit from our comprehensive services, expertise and capacities, including, among others, investor education services and trust services. In 2020, 2021 and 2022, net revenues contributed by our wealth management business were RMB2,366.3 million, RMB3,194.9 million and RMB2,200.0 million (US$319.0 million), representing 71.6%, 74.2% and 71.0% of our total net revenues, respectively.

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

Set forth below is a diagram illustrating the business and revenue model of our wealth management business:

Investment Product Offerings

We have a proven track record of consistently pioneering a broad array of innovative and high-quality investment products and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the three years ended December 31, 2020, 2021 and 2022, the domestic and overseas investment products provided by our product partners and Gopher primarily consist of:

●	mutual fund products, which are publicly-raised, public securities investment funds;
●	private secondary products, which are privately-raised investment funds with underlying assets consisting of publicly listed securities and bonds in the secondary market;

●	private equity products, including investments in (i) various PE/VC funds sponsored by third party domestic and international asset management firms, (ii) real estate equity funds, and (iii) PE/VC funds managed by Gopher, including FoFs, feeder funds, S funds and direct and co-investment funds. Following the enactment of the Supervision Measures in October 2020, we ceased offering domestic private equity products through our wealth management business, and we now provide domestic private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients;
●	other products we distribute or provide or manage but cannot be classified into any of the above product categories, such as insurance and multi-strategy products.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2020			2021			2022
	RMB		%	RMB		%	RMB		US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	37,981		40.1	37,169		5,833	44,726		6,485	63.6
Private secondary products	35,162		37.1	37,776		5,928	11,516		1,670	16.4
Private equity products	17,876	(1)	18.9	18,069	(1)	2,835	11,037	(1)	1,600	15.7
Other products	3,717		3.9	4,189		657	3,001		435	4.3
All products	94,736		100.0	97,203		15,253	70,280		10,190	100.0
(1)	Following the enactment of Supervision Measures in October 2020, we ceased offering domestic private equity products through our wealth management business, and we now provide private domestic equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients. In particular, in 2020, a total of RMB5.2 billion private equity products were offered by Gopher. The figures are included in the table for illustration and comparison purposes only.

Overseas Wealth Management

In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in China, who typically only have domestic and RMB-denominated product offerings. In 2022, revenue from our overseas products accounted for 26.5% of our total revenues.

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

Our Asset Management Business

To further address the asset allocation needs of our clients, we started our asset management business in 2010 under the brand name Gopher. We manage investments with underlying assets in mainland China through the Consolidated Affiliated Entities and outside of mainland China through our subsidiaries Noah HK and Gopher GP, denominated in Renminbi or other currencies. Our AUM were RMB152.8 billion, RMB156.0 billion and RMB157.1 billion (US$22.8 billion), respectively, as of December 31, 2020, 2021 and 2022.

Revenue Model

We generate revenue from our asset management business through the Consolidated Affiliated Entities and certain overseas subsidiaries primarily in the form of (i) one-time commissions from funds managed by Gopher when the investment product was distributed directly by Gopher, (ii) recurring service fees paid by funds managed by Gopher over the duration of the investment products and (iii) performance-based income from funds for which we serve as the fund managers.

Gopher, as a proprietary product provider, enters into agreements on an arm’s length basis with our wealth management branch for product distribution, and in accordance with such agreements, shares a portion of recurring service fees and performance-based income with the wealth management branch in certain cases. To the extent that recurring service fees and performance-based income are shared with the wealth management branch, such intragroup revenue are deducted from our consolidated statements of operations.

Set forth below is a diagram illustrating the business and revenue model of our asset management business:

Given that over 80% of Gopher’s AUM as of December 31, 2022 consisted of private equity investments which generally have a long duration with no contractual redemption rights or high redemption costs as provided under the relevant subscription agreements, we believe that the recurring service fees we earn are relatively predictable and sustainable.

Investment Structure

Gopher establishes fund vehicles (the “Gopher Funds”) as investment vehicles to raise capital from clients and manage the investments. The investment portfolio of Gopher Funds includes primarily (i) private equity investments, including equity investments into private companies and commitments in private equity funds; (ii) public securities investments, including direct investments in public securities and commitments in money market funds, mutual funds and private secondary funds. In particular, Gopher launched its target-strategy products in 2021, a series of NAV-based products utilizing different investment strategies aiming to deliver stable investment returns with relatively low volatilities, to meet clients’ investment targets; (iii) real estate investments, typically in the form of equity of private companies holding such investments; and (iv) multi-strategy and other investments, primarily consisting of multi-asset portfolios.

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

Product Offerings

As a multi-asset management service provider, Gopher invests in different categories of assets, including:

•private equity investments, including investments in the leading domestic and overseas private equity funds through FoFs, feeder funds and S funds, as well as direct and co-investments in sectors such as TMT, financial services and healthcare.As of December 31, 2022, the AUM of Gopher’s private equity investments was RMB133.1 billion (US$19.3 billion), covering over 120 Gopher PE/VC FoFs, and directly or indirectly through these funds, invested in more than 7,500 companies.

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

S funds. In May 2013, we introduced the first S fund to HNW investors in China. The S funds explore investment opportunities by investing in pre-existing limited partner commitments in the private equity market, which allows private equity investors to sell their investments in private equity funds. S funds typically invest in more diversified investment portfolios than primary PE funds, and typically deploy capital faster and have a shorter investment term than other private equity investments ranging from 2 years to 3 years. The graph below illustrates the portfolio structure of our S funds.

●	Public securities investments, mainly including Target Strategy, namely a series of NAV-based products utilizing multiple investment strategies to manage underlying assets consisting of publicly listed securities, FoF and MoM investments, as well as direct investments in listed companies. Gopher has a dedicated investment team managing Target Strategy products, which consist of active, balanced and conservative types of funds, utilizing diverse strategies with an aim to create long-term and stable investment returns with relatively low volatility. For the MoM approach, we as the fund manager choose third-party fund managers for certain investment programs of the Gopher Funds and monitor their performances. The third-party fund managers specialize in utilizing different investment strategies to diversify risks and achieve different investing goals amid market volatilities. These third-party fund managers receive an incentive service fee.
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2022, our real estate investments primarily included two office buildings in Shanghai through a FoF investment, namely Gopher Aroma Plaza and Gopher Garden Place. Our real estate investments as of December 31, 2022 also included seven rental apartment projects in the United States.
●	Multi-strategy and other investments. Our multi-strategy investments primarily include multi-asset portfolios and family office accounts. We use asset allocation principles to build multi-asset portfolios and multi- or single-family office accounts. Starting from the third quarter in 2019, we stopped investing in private credit products and started to redeem all outstanding private credit products. By the end of the second quarter in 2021, Gopher had successfully exited approximately RMB30 billion of private credit product investments, marking an important milestone of transformation to NAV-based products.

For a discussion of the change of our asset management product mix during the three years ended December 31, 2020, 2021 and 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Key Performance Indicators—AUM.”

Overseas Asset Management

In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform to identify and source non-RMB-denominated investment products for offshore individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on U.S. real estate investments. As of December 31, 2022, the overseas AUM of Gopher reached RMB32.5 billion (US$4.7 billion), representing 20.7% of the total AUM for our asset management business.

Our Portfolio Companies

Our Gopher Funds strive to invest into companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher Funds have invested in many portfolio companies that have achieved outstanding performance and hence generating more performance-based income, which demonstrates our strong asset management capabilities. As of December 31, 2022, Gopher’s AUM included over 120 Gopher PE/VC FoFs, which in aggregate invested in more than 200 funds managed by third parties, and directly or indirectly through these funds, invested in more than 7,500 companies, many of which had achieved substantial growth. As of December 31, 2022, more than 600 companies Gopher invested in had successfully become listed companies and more than 100 companies had grown into unicorn companies with a valuation over US$1.0 billion.

Our Product Partners and Investment Partners

We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we collaborate encompass a variety of institutions and companies, mainly including PE/VC general partners, mutual fund managers and private secondary fund managers. We distribute investment products provided by these product partners directly, and for our asset management business, our Gopher Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher Funds as asset management products to our clients. In certain occasions, our Gopher Funds also co-invest with our investment partners into portfolio companies directly. During the three years ended December 31, 2020, 2021 and 2022, we collaborated with over 100 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business.

We have a strong presence in private equity investment industry, and has built collaborative relationships with 15 out of the top 20 VC fund managers as named in the “2021 Annual List of Chinese Venture Capital Investment Institutions” in December 2021 by CV Info, one of China’s leading third-party private equity information providers, and nine of the top 25 international PE firms as named in “Private Equity International’s PEI 300 list” for 2022.

In addition to leading PE/VC firms, we also collaborate with other financial institutions to provide a variety of investment products. Specifically, we currently collaborate with private secondary fund managers, such as Perseverance Asset Management and Greenwoods, as one of their exclusive distribution channels for public securities. Our onshore mutual fund platform, “Fund Smile”, currently works with all of the top 20 non-money market funds and 47 out of the top 50 non-money market funds in China in terms of AUM as of the end of 2022.

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

Key Contractual Terms with Investment Partners for Our Asset Management Business

As for the investment partners we collaborate within our asset management business through FoF investments, our Gopher Fund invest in the funds set up and managed by the investment partners. Our investment partner set up fund vehicles to raise capital, which subsequently invest into asset portfolios. In connection with such investment, Gopher Fund enters into a limited partnership agreement as a limited partner of the fund and the investment partner as the general partner of the fund. In accordance with the limited partnership agreements, our investment partner actively manages the investment on behalf of Gopher Fund and other limited partners. Gopher Fund is obligated to provide capital to the fund in due course. The limited partnership agreements set forth the duration and redemption terms of the fund.

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

Product Distribution

We have established a dedicated client services team for our wealth management business and asset management business. Through the licensed distribution channels of our wealth management business, we offer various investment products such as public securities investments and private secondary products on behalf of third-party product partners and Gopher. In addition, Gopher’s direct sales team raises capital for the private equity products directly.

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

Our clients enjoy the flexibility to either choose the products provided by third-party product partners or select the products offered by Gopher based on their specific investment needs. We strive to provide unbiased product recommendations as well as trustworthy advice to our clients and facilitate the most suitable products available tailored to their individual investment preferences and risk appetites, regardless of whether the recommended products are provided by third-party product partners or by Gopher under wealth management business or asset management business.

The “Noah Triangle” solution is a three-dimensional service team in which members support each other by timely responding to the needs of our clients. A typical service process we provide to a client under the “Noah Triangle” service model is as follows:

●	Onboarding. An account representative will be assigned to a client seeking to openaccount with us and assist the client in completing KYC and AML procedures, including but not limited to identification and source of funds verification, risk tolerance assessment as well as attestation to his or her qualification to invest.
●	Understanding investment needs. After the client passes KYC and AML procedures, our account representative will work closely with the client to understand his or her asset allocation needs, investment preferences and risk appetite. Before the client indicates any specific investment needs or preferences or forms any preliminary investment plan, we typically only offer him or her investor education and other client event opportunities to familiarize him or her with the latest market trends and our product offerings, which in turn could facilitate the client’s understanding of his or her investment needs.

●	Product recommendation and risk matching. When the client has developed an investment need, our account representative will work with one or more solution representatives with certain specialized knowledge of a product or service depending on the client’s specific need and preference, to collectively provide investment solutions. Our solution representatives offer customized investment strategies by taking into account, among others, the client’s preferences for primary or secondary market products, preferred product providers and/or fund managers, available funds for investment, return expectations as well as risk tolerance, and recommend to the client a broad selection of investment products from both third-party product providers and Gopher that meet the client’s requirements. In addition, building upon our proprietary risk rating model to assign risk scores to both clients and investment products, we are able to ensure that appropriate products with matching risk profiles are recommended to suitable clients.
●	Decision making and more. With our accurate recommendation of products based on the client’s investment preference and risk appetite, the client will exercise his or her own independent judgment to make the final investment decision as to whether to purchase any product recommended or which product, from third-party product providers or Gopher, he or she desires to purchase. Our fulfillment representative will then assist the client with the procedures and documentation of the investment process, and later on delivers portfolio management reports to the client after the investment.

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

Wealth Management

Noah Upright, our primary distribution channel, is among the first batch of independent financial service companies in mainland China which has obtained the fund distribution license from the CSRC. Furthermore, we have established offices in Hong Kong (China), Taiwan (China), Silicon Valley, New York, and Singapore to offer our clients global investment opportunities.

We distribute investment products on behalf of third-party product partners and Gopher, primarily through our network of relationship managers, and we use an array of marketing channels to attract potential clients. Furthermore, we also enjoy continued organic growth in clients from word-of-mouth referrals.

Our dedicated relationship managers strive to provide tailored investment services to our clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments that we offer. We optimized and condensed our sales force in 2020 to further improve our operational efficiency, and as a result, the total number of relationship managers decreased to 1,231 as of December 31, 2020, as compared to 1,288 as of December 31, 2019. In 2021, we made strategic investments in our talents to capture market opportunities and seek for long-term growth potential. As a result, the total number of relationship managers increased to 1,316 as of December 31, 2021. In 2022, in order to mitigate the risk of the macro environment volatility, we further condensed our sales force and the total number of relationship managers decreased to 1,259 as of December 31, 2022. Meanwhile, in 2022, we also started to establish our offshore “Noah Triangle” team who resides in Hong Kong to provide more dedicated and globalized services to our offshore HNW investors, we have 17 overseas relationship managers as of December 31, 2022.

Asset Management

Historically, the majority of the funds managed by Gopher were distributed through Noah Upright, the distribution network of our wealth management business. Following the enactment of the Supervision Measures in October 2020, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, only mutual fund products and private secondary products are distributed through Noah Upright. Gopher has built its direct sales team to raise capital for Gopher Funds it establishes that invest in domestic private equity investments. When a client of the wealth management business shows interest in asset management products Gopher offers, a relationship manager of Gopher, typically a PE solution representative, will introduce the product to the client and handle the investment process. Gopher’s direct sales team also targets institutional investors and family offices.

The following table sets forth a selection of licenses that are material to our business operations held by us as of December 31, 2022.

Location	Licenses	Expiration Date
Mainland China	Certificate for privately-raised investment fund manager	N/A

	Fund distribution license	N/A

Hong Kong	Type 1 (Dealing in securities)	N/A

	Type 4 (Advising on securities)	N/A

	Type 9 (Asset management)	N/A

	Insurance brokerage license	July 14, 2024

	TCSP (trust or company service provider) license	November 4, 2023

	Money lenders license	September 1, 2023

Jersey Islands	Family trust license	N/A

United States	Investment advisor license	N/A

	Insurance brokerage license	May 31, 2023

Singapore	Capital market service license	N/A

	Family trust license	N/A

	Exempt financial advisor license	N/A

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

Client Service Centers

We believe our high-quality client service enhances our client loyalty and brand image. We serve our clients primarily through our network of relationship managers. Headquartered in Shanghai, our client service network covered 75 cities in mainland China as of December 31, 2022, multiple developed regions where the country’s HNW population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open offices at locations with concentrated HNW population and strong regional economies. We have opened offices in tier-one and tier-two cities and key provincial capitals in mainland China. We also have offices in Hong Kong (China), Taiwan (China), Silicon Valley, New York and Singapore.

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

Our Online Transaction and Service Platforms

Investments in substantially all of our wealth management and asset management products can be facilitated online. We have developed a comprehensive wealth management product mobile application “WeNoah” as a one-stop and integrated client service portal. In addition to WeNoah, we also developed “Fund Smile” and “iNoah”, mobile applications specifically for investing in domestic and overseas mutual funds, respectively. WeNoah automatically directs clients who intend to execute mutual fund transactions to our mutual fund transaction systems Fund Smile, which are incorporated into WeNoah. Furthermore, WeNoah is also connected with our investment platforms for private secondary funds and private equity investments, and facilitate a transaction process that could be completed wholly online. In 2021, we started to provide mutual funds and related wealth management services to satisfy our corporate and institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”. We also provide services on web-based client service channels. Utilizing these online platforms, our relationship managers are able to provide real-time online assistance and personalized investment experience to a broader client base.

Other Businesses

In addition to our wealth management business and asset management business, we also provide other services through our subsidiaries. These services serve as value-added services that we provide to our clients to broaden and deepen client relationships. In 2020, 2021 and 2022, other businesses represented 1.9%, 1.3% and 2.1% of our net revenues, respectively.

Marketing and Brand Promotion

Our relationship managers target potential HNW clients and adopts effective marketing based on thorough data analytics. Our client engagement and branding initiatives primarily include the following:

Offline and Online Investor Seminars and Wealth Management Forums

In order to attract new clients and develop client loyalty, we organize targeted client events on a regular basis, such as high-profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. We invite experts or authorities in the industry to share the latest market trends, newly promulgated laws and regulations, and other updates with our clients. We organize these events offline as well as online. In 2022, we organized over 600 investor seminars and wealth management forums, which were attended by an aggregate of over 50,000 clients onlince and offline.

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

Strategic Client Management

In 2021, we established a Strategic Client Center at group level to systematically go through Gopher’s portfolio companies, leading unlisted firms, listed companies and trust clients, provide business-to-business treasury management services, and work under the “Noah Triangle” service model for new client acquisition and existing client conversion.

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

Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

●	Board of Directors, Audit Committee and Internal Audit. Our board of directors and audit committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our audit committee quarterly. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.
●	Regulatory compliance. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.
●	Treasury management. We have established and implemented treasury management policies and procedures in managing our investments, including:

●	budget plans: we require our subisidiaries and Consolidated Affiliated Entities to prepare budget plans on a periodic basis to optimize our Group’s use of funds, according to which we could allocate proper amount of funds to be used in investment projects.
●	approval process: we have adopted approval processes related to investments, including (i) preliminary review and analysis of the proposed investment project (including but not limited to, background search, due diligence and compliance analysis), and (ii) the final review and approval by our treasury management committee.
●	monitoring: our treasury department and treasury management committee will continuously monitor the approved investment projects.
●	Licenses and approvals. We maintain policies to ensure that we have required licenses and approvals in place. Our compliance department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.
●	Data security. We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management. See “—Privacy and Data Security.”
●	Know-your-client. As part of our risk management and compliance practice, we operate a strict client due diligence process, including:
●	At account opening: we require individuals seeking to open account with us to complete standard know-your-client and anti-money laundering procedures, including documents for proof of their identity, automatic real-person biometric recognition for our individual clients and declaring source of funds for investment.
●	Before product purchase: we require our clients to complete a more comprehensive know-your-client questionnaire specifically designed for the proposed investment product in accordance with laws and regulations of the competent jurisdiction in which we distribute the product. Such questionnaires are designed to collect a wide array of personal and financial information, including the individuals’ professional background, investment experience, level of investable assets and risk tolerance. We also require our clients to provide supporting documents, such as trading statements and proof of assets.
●	Regular updates: our relationship managers follow up with a registered client to complete questionnaires in order to update the client’s risk profile and investment preferences on a regular basis.
●	Client suitability assessment and recordkeeping. We have adopted various measures to ensure that the client’s risk profile matches the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients’ risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.

●	Anti-money laundering. In addition to our know-your-client measures, we have also implemented anti-money laundering policies, including (i) a real-name policy in the process of business operations, (ii) requirement of complete client information, (iii) requirement of trackable transaction records and (iv) requiring and source of fund information. We have further established an anti-money laundering information reporting system, as part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

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

Our Technologies

Our technology infrastructure is integrated and readily scalable to support the growth of all of our business segments and digitalization across front-end, middle-end and back-end operations. Each aspect of our business operations is supported by its innovative technology infrastructure, and the success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and providing future growth opportunities. Principal components of our technology system primarily include:

●	Convenient online transaction platforms. Our online platforms WeNoah, Fund Smile and iNoah facilitate investments in substantially all of our wealth management and asset management products online, providing a smooth investment experience. These convenient online transaction platforms allow us to serve a broader client base and increase our transaction value, in particular in mutual fund products. We have launched our domestic and overseas mutual fund platforms Fund Smile and iNoah in July 2019 and June 2020, respectively. Investments of RMB77.1 billion and US$720.1 million, respectively, were completed through Fund Smile and iNoah for the year ended December 31, 2022. Furthermore, leveraging our extensive coverage of mutual funds in the industry as well as our comprehensive fund screening process, our self-developed treasury management interface, Smile Treasury, is able to fulfil our institutional clients’ diversified money market and liquidity management needs by providing them with customized plans. Through a fully automated online account opening option, Smile Treasury helps small and dedium-size enterprises to optimize cash returns while maintaining liquidity of working capital. In addition, our online transaction capabilities allow us to serve our clients and facilitate transactions in a more convenient and cost-effective manner, in particular during the COVID-19 pandemic when face-to-face meetings were limited due to quarantine measures and travel bans.
●	24/7 digitalized client service experience. Our client service platforms enable our relationship managers to provide 24/7 real time client services to our clients, including providing professional investment advices, guiding our clients through the investment process and providing various post-investment services. In addition, we also organize various investor education sessions and product roadshows through our online platforms, which enhances the client stickiness.
●	Automated investment management system. We developed and launched GIMSP, an automated investment management system that digitalizes almost all aspects of Gopher’s asset management business. GIMSP functions as a digitalized and structured database designed for private equity investments, which includes information on more than 7,000 potential portfolio companies. GIMSP visualizes data in a clear and systematic fashion using techniques such as knowledge mapping, allowing specialists to extract and analyze information easily amidst large volumes of documents, which is particularly helpful for private equity investments and portfolio management. Leveraging proprietary technology, GIMSP incorporates work flow engines that automate various tasks during the lifespan of investment funds, saving substantial amounts of tedious manual labor that would have otherwise been done by personnel. GIMSP is able to swiftly update its data based on information uploaded and retrieved, and shortens the lead time for commitment share mapping for targeted portfolios after capital calls, from traditional “T+N” to “T+1”, with T being the wire date, “T+1” being the date after wire date and “T+N” being a few business days after wire date. GIMSP is the first and only investment management system in the HNW wealth management services industry in China to have achieved this function.

●	Intelligent investment advisory tools for relationship managers. Our upgraded CRM (client relationship management) platform is an intelligent online wealth management system that significantly improves the work efficiency and productivity of our relationship managers. In particular, our Mutual Fund Work Station, one of the key modules in our CRM platform, provides our relationship managers with in-depth and up-to-date market data, including real-time trading updates of different mutual fund products, to help them update their clients from time to time. Furthermore, leveraging big data technology and its extensive database of investment products, Mutual Fund Work Station also enables our relationship managers to quantitatively analyze expected return and risk of investment products, automatically alert risk events and generate investment recommendations based on clients’ investment preferences, expected returns and risk appetite, among others.
●	Open service platform. Starting from the fourth quarter of 2020, we have been integrating our internal resources to launch “Noah Digital International”, a new consolidated division to facilitate our offering of comprehensive services such as investor education and family trust.
●	Digitalized KYC/KYA/KYP management. We have adopted a digitalized approach to manage our operations, especially our “know-your-client,” “know-your-agent” and “know-your products” practices. Based on our extensive industry knowledge and experience, we label our clients, relationship managers and products based on different segmentations, and utilize such segmentation to optimize our resource allocation. For instance, leveraging our digitalized KYC/KYA/KYP management, we are able to accurately match our products with a suitable client base, and therefore enhance our operating efficiency.

Research and Development

Our business innovations and developments are empowered by our innovative technology infrastructure and strong research and development capabilities in creating and identifying suitable investment products.

We had a dedicated research and development team of 344 employees out of the total 2,884 employees as of December 31, 2022, representing approximately 11.9% of our total workforce. Our research and development team is led by a team of visionary and experienced industry experts. It is an industry veteran team with extensive experience in software platform research and development and structuring. Core members of the team have previously worked in managerial positions at leading technology or finance companies including Tencent, Alibaba, eBay, Vipshop, China Mobile, Lufax, Goldman Sachs and Morgan Stanley.

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

We have made great efforts to improve our client privacy and data security systems and processes. We have built a secure Software Development Lifecycle (SDLC) to ensure the security of all the software systems we develop before launch. We have also established a security management framework and obtained ISO 27001 (information security management) and ISO 29151 (personally identifiable information protection) certifications issued by DNV. To ensure our compliance with applicable laws and regulations, we have also implemented a series of internal policies on cybersecurity and data protection. We collect clients’ personal information legally required for our business operations only, including account opening procedures, know-your-client and anti-money laundering review processes, as well as for their investments with us. For our daily operations, we collect and store personal identity information (PII), including sensitive information such as client ID numbers, bank accounts information, proof of income and assets, in an encrypted form, to preserve the confidentiality of all clients’ information. We have formulated our own privacy policies that are embedded with our mobile applications and websites to inform our clients of the purposes and methods of processing personal information, the type of personal information to be processed and its retention period, as well as the procedures for the clients to exercise their rights under the Personal Information Protection Law. Before any personal information can be provided to any third parties or transferred abroad, we will inform our clients of the name and contact information of the receiving parties, the type of personal information involved, and the purposes and methods of providing such information, as well as how they can exercise their rights under applicable laws and regulations. If any sensitive personal information is to be processed, we will also inform the relevant individuals of the necessity of processing such information and the potential impact on their rights and interests.

We use personal information of our clients only for limited purposes as authorized by the individuals or required by laws and regulations. If the use of such personal information is beyond the original scope authorized, a separate authorization is required. In addition, we will conduct Personal Information Protection Assessment according to Noah Personal Information Protection Impact Assessment Policy on our personal information processing activities that involve greater risks, such as processing sensitive personal information, providing personal information to other third parties, as well as transferring personal information abroad. From an internal policy perspective, we have set up access control mechanisms to ensure that our employees are granted access to data to the minimum extent that is necessary to fulfill their job responsibilities and on a “need-to-know” basis.

Personal information of our clients will only be preserved in our server for a minimum period of time, unless otherwise required by applicable laws and regulations. We also implement multiple layers of security protections to insulate our database from unauthorized access, and use secure protocols (HTTPS) for data transmission. Where the purpose of processing personal information has been achieved or is unable to be achieved, or the personal information is no longer necessary for achieving such purpose, we will delete relevant personal information in a timely manner. At the same time, we have specified the requirements for deleting and destroying data in our Noah Data Security Management Measures.

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

To keep improving our staff’s information security awareness and reduce human factors, we have organized various internal training sessions and prepared quizzes on information security. In 2022, our employees participated in a total of over 10,000 hours of trainings.

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

As of December 31, 2022, we had 678 registered trademarks (557 registered trademarks in mainland China and 121 registered trademarks in Hong Kong (China), Taiwan (China), the U.S., Europe, Singapore, Canada, India, Australia and several other countries and regions), 110 software copyrights, 231 registered domain names, and three issued invention patents in mainland China. Specifically, the Trademark  owned by Noah Investment has been recognized as a “Well-known Trademark” in China. The trademark  owned by Gopher has also been recognized as a “Well-known Trademark” in mainland China.

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

Occupational Health and Safety

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the three years ended December 31, 20220, 2021 and 2022 and up to the date of this annual report, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues.

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance (“ESG”) matters and take actions in our day-to-day operations and investment services. Since 2014, we have been voluntarily releasing a Corporate Social Responsibility (“CSR”) Report on an annual basis, which are well recognized both domestically and internationally. In 2022, we were awarded ESG Responsibility Model Enterprise from China Business News, and 2022 ESG Pioneer Award and Green Finance Product Innovation Award from Cailian News.

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

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the three years ended December 31, 2020, 2021 and 2022 and up to the date of this annual report, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our group.

Our 2022 Noah Holdings Limited Sustainability Report will be released in April 2023, prepared in accordance with Global Reporting Initiative (GRI) G4 Core Option and Standard AA1000 (2008). The report will highlight our efforts in ESG matters during the period, including corporate governance, employee compensation, anti-bribery and anti-corruption, sustainable management, human capital management, client-oriented innovation and investor education, digitalization, charity as well as other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

In March 2021, Ms. Jingbo Wang, our founder, chairwomen and chief executive officer, signed the Statement of Support for Women’s Empowerment Principles at UN Women. As of December 31, 2022, female employees accounted for 62.1% of our total employees and 33.9% of our senior management team. The average training hours of our employees are approximately 83.8 hours in the year. We endeavor to include ESG-related topics into the decision-making process of risk management, product and service development and provision, as well as marketing activities.

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

Since 2021, Noah’s domestic and overseas mutual fund platform, “Smile Fund” and “iNoah” have both launched special ESG zone, with a professional team that regularly updates long-term tracking to screen high-quality ESG funds for customers and create more social value while protecting their assets.

In 2022, Rayliant and our company jointly established an ESG committee and set up ESG fundamental quantitative products, aiming to bring long-term relatively stable returns to investors through ESG strategies.

As of December 31, 2022, we, our employees and clients had donated more than 387,000 saxaul trees that have been planted in Tengger Desert in China, covering more than 1,365.2 acres of land and helping to stabilize 3.8 square kilometers of sand. Noah also supports the “Noah Ark – Biodiversity Conservation” program in the South West China to help protect animals such as green peafowls and Asian elephants. In February 2022, the program has entered into an agreement for renting 235.6 acres of forest in Yuxi, Yunnan province, which will be used in protecting Green Peafowl and the ecological restoration of their habitat for next 20 years.

From 2015 to 2022, we organized 220 series of Noah Care courses in more than 50 cities in China, covering topics of happiness, well-being, and psychological health, which have been attended by or benefited more than 27,000 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non-resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

In April 2022, in order to help combat the serious COVID-19 pandemic in Shanghai, we have donated a total of more than RMB2.5 million in materials, helping our employees, clients and the front-line epidemic protection institutions to overcome the hard time.

Our ESG efforts are recognized by various organizations, demonstrated by the awards we received, including the Outstanding Contributors to ESG Investment Services from The 6th Global CSR Summit, 2022 CWGM Awards and Transcendence Awards issued by Cailian Press.

We have launched a dedicated Noah ESG website in 2020 to promote ESG awareness and efforts in the industry. More information and the CSR reports are available at esg.noahgroup.com.

Regulations in China

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Catalogue for the Guidance of Foreign Investment Industry, or the Guidance Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC, the Wholly Foreign-Owned Enterprise Law of the PRC, the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Law of the PRC on Chinese-Foreign Contractual Joint Ventures, or collectively the Old FIE Laws, and their respective implementation rules and ancillary regulations. The Guidance Catalogue laid out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited”. Industries not listed in the Guidance Catalogue are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Under the Guidance Catalogue, certain ownership requirements, requirements for senior executives and other special management measures shall apply to foreign investors with regard to the access of foreign investments in certain restricted categories, and foreign investors shall not engage in any business that falls into the prohibited categories.

On June 30, 2019, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or the 2019 Encouraging Catalogue and the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the 2019 Negative List, which became effective on July 30, 2019, to amend and supplement the Guidance Catalogue and replace the previous negative list thereunder. Under the 2019 Negative List, foreign investment in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers, should not exceed 50% of the total equity interests.

On December 27, 2020, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the 2019 Encouraging Catalogue. On December 27, 2021, the MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022, to further reduce restrictions on the foreign investment and replace the previous negative list.

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law of the PRC, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

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

On December 19, 2020, the MOFCOM and the NDRC, jointly promulgated the Measures for the Security Review of Foreign Investments, or the Security Review Measures, which took effect on January 18, 2021. Pursuant to the Security Review Measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the Security Review Measures. The State establishes a working mechanism for the security review of foreign investments, the “Working Mechanism”, and be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important financial services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall proactively declare to the office of the Working Mechanism prior to implementation of the investments.

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

According to the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination or approvals. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of private funds of all types are, however, required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a private fund of any type is completed. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) on January 17, 2014, and recently issued the Measures for Registration and Filing of Private Investment Fund, or the New Registration and Filing Measures, on February 24, 2023 to replace the former, the Registration and Filing Measures will take effect on May 1, 2023, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.

Since late 2015, the AMAC promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1 to 3 and Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4. These regulations have the effect of (i) expanding the self-discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record-filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

In December 2018, the AMAC updated the Notice for Private Fund Manager Registration, or the Private Fund Manager Registration Notice, which will be replaced by the the New Registration and Filing Measures, setting further requirements for the registration and ongoing compliance matters for private fund managers. Among others, the Private Fund Manager Registration Notice mentioned that: (i) if a new entity under the common control with a private fund manager intends to file a new application for private fund manager registration with the AMAC, it shall state in its application the purpose and rationale of setting up multiple private fund managers, the difference in the business of such private fund managers, and how horizontal competition among such private fund managers can be avoided, the de facto control person and the registered related private fund manager under its control shall undertake in writing that it shall bear the joint and several liability for any violations of such private fund manages during their operations; and (ii) except for its legal representative, other senior officers of a private fund manager shall not have any other part-time jobs, and in the event that such senior officers have any part-time job in addition to the position in such private fund manager, the fund manager shall provide relevant documentations for the rationale for such additional part-time job; the number of the senior officers who have such additional part-time jobs shall not exceed 50% of the total number of the senior officers of the private fund manager.

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

On February 14, 2020, the CSRC released the Decision on the Revision to the Administrative Measures for the Offering of Securities by Listed Companies, the Decision on the Revision to the Implementing Rules for Private Placement of Shares by Listed Companies and the Supervision Q&A for Offering - Supervision Requirements for Guiding and Regulating Financing Acts of List Companies (the abovementioned rules, collectively, the “Refinancing Rules (2020)”), relaxing the supervision requirements for refinancing by PRC listed companies and participation in private placement by investors. According to the Refinancing Rules (2020), the CSRC (i) shortens the lock period for transfer of the newly subscribed shares held by the subscribers; and (ii) increases the offering price discount and the maximum amount of shares for private placement etc. On February 17, 2023, the CSRC issued the Measures for the Administration of Registration of Securities Offering by Listed Companies, or the New Refinacing Measures, which took effect on the same day and replaced the Refinancing Rules (2020), the New Refinancing Measures further regulated the lock-up period for the newly subscribed shares, the maximum price and amount of shares for private placement.

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

On February 24, 2023, the AMAC issued the New Registration and Filing Measures, which will take effect on May 1, 2023 and would replace the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), the Notice for Private Fund Manager Registration and Answers to questions related to the registration and filing of private equity funds (IV), (XIII) and (XIIII), (collectively, the Replaced Measures). The New Registration and Filing Measures further standardized and clarified the relevant issues and requirements relating to registration and filing of private fund managers and private funds, and the submission of private fund operation information, besides, it also further improved the standards for the requirement in regards to the registration and filing of private fund managers and private funds, as well as the operation requirements of private fund managers. Compared with the Replaced Measures, the New Registration and Filing Measures required that private fund managers must meet the paid-in monetary capital of not less than 10 million yuan and have not less than 5 full-time employees when registering.

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

The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Raising Institutions (Trial), or the Investor Suitability Management Guidance, on June 28, 2017 in consistent with the Administrative Measures of the Securities and Futures Investor Suitability issued by the CSRC on December 12, 2016 and took effect on July 1, 2017 (last amended on August 12, 2022), which both made significant changes to the fund raising procedures and fund distribution institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new processes such as the “cooling-off period” and the “re-visit.”

The Investor Suitability Management Guidance categorized fund investors into two types: common investors and sophisticated investors. Sophisticated investors include (i) financial institutions approved by relevant financial bureaus and the products they distribute, (ii) entities with net asset of no less than RMB20 million as of the end of the previous year and financial asset of no less than RMB10 million as of the end of the previous year, and with at least two years of relevant investment experience, and (iii) individuals with financial asset of no less than RMB5 million or average annual income of no less than RMB500,000 for the past three years, and with at least two years of relevant investment experience or work experience or relevant qualification,etc. The investors other than the sophisticated investors are common investors (including investors with the lowest risk tolerance), who are further divided into 5 categories according to their risk tolerance level. The Investor Suitability Management Guidance listed the requirements and steps for identifying the risk tolerance and category of each investor, which shall be the first step to take in a fund-raising process when determining the product with corresponding risk level that such investor can subscribe to.

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

The Notice on Regulation and Renovation of the Cash Loan Business promulgated on December 1, 2017 and the Implementation Plan for Renovation of the Risk of Online Microloan Business for Microloan Company issued on December 8, 2017 (collectively, the “Microloan Renovation Plan”) set forth the requirements for cash loan or online loan making. The previous practice such as loan without prescribed usage, extensive borrowing from third parties or public deposits to carry out lending business, transfer or sell of the credit assets through online platform or local exchange is expressly prohibited. In addition, the Notice on Regulation and Renovation of the Cash Loan Business prescribed that engaging credit asset transfer or ABS business through Internet finance is prohibited. Further, it provides that the capital from credit asset transfer or ABS business shall be counted together with capital from other financing methods of microloan company, and the total amount of capital shall not exceed the prescribed percentage of a microloan company’s net asset in the Microloan Renovation Plan. On July 23, 2019, the Opinions on Illegal Lending, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice and became effective on October 21, 2019, provides rules on the supervision of and punishment for illegal lending, including (i) regularly granting loans to the public for profits in violation of the provisions issued by the state, without the approval of the regulatory authorities, or beyond the scope of business, (ii) granting illegal loans as stipulated in (i) under circumstances where the annual interest rate of the loan exceeds 36%; and (iii) debt-collection by means of violence.

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

On July 14, 2015, the PBOC together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to Internet financial services titled the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. On April 12, 2016, the General Office of the PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks, or the Rectification Implementation Plan. The Guidelines introduced formally for the first time the regulatory framework and basic principles for Internet financial services industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation.” The Guidelines further stated the definitions and basic principles for Internet financial services in the areas of Internet payment, Internet fund distribution and others.

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

Regulations Relating to Cyber Security

On November 7, 2016, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social ethics, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor or interests, or infringe on the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On September 14, 2022, the CAC published a draft amendment to the Cyber Security Law for public comment (the “Draft Amendment”) which was formulated to align the Cyber Security Law with several new laws that were released after the Cyber Security Law came into effect in June 2017, including the Administrative Punishment Law, the Data Security Law, and the Personal Information Protection Law, all of which were adopted or amended in 2021. The Draft Amendment mainly proposes revisions on legal responsibility to adjust the types and ranges of administrative penalties for violating the Cyber Security Law and to align them with other laws. Generally, the fines and penalties to be imposed by Chinese cyberspace regulators have been significantly increased and expanded.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services, or online platform operators that conduct data processing activities, that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, the scope of network product or service or data processing activities that will or may affect national security is still unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations.

Furthermore, on 14 November 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cyber security review when carrying out the following activities:(i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. However, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation of the Draft Data Security Regulations.

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

Furthermore, in June 2016, the CAC issued the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016, and was further amended and took effect on August 1, 2022, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness, necessity and integrity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cyber Security Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms.

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

Pursuant to the Civil Code of the PRC which came into effect on January 1, 2021, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, or the PIPL, which became effective on November 1, 2021. Pursuant to the PIPL, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PIPL explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PIPL also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

Regulations Relating to Data Cross-border Transfer

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which took effect on September 1, 2022 and requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Security Assessment Measures provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contain important data collected and generated by data processors; (ii) where the data to be transferred to an overseas recipient are personal information collected and generated by operators of critical information infrastructure or data processors processing over one million users’ individual information; (iii) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively since January 1 of the previous year; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

On August 31, 2022, the CAC promulgated the first edition of the Guide to Applications for Security Assessment of Outbound Data Transfers, or the Security Assessment Guide. The Security Assessment Guide provides practical guidance to the implementation of the Security Assessment Measures. The Security Assessment Guide also reaffirms CAC’s position that a cross-border data transfer out of mainland China includes where a data processor stores data collected or generated in its operations in mainland China to an overseas recipient, and where a data processor allows an overseas entity, organization, or individual to access, retrieve, download, or export data the data processor collects or generates and stores in mainland China.

On February 22, 2023, the CAC promulgated the Measures for Standard Contract for Outbound Data Transfer of Personal Information, or the Measures, which will come into effect on June 1, 2023. The Measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the Measures, in the cases where the personal information processor provides personal information abroad by concluding a standard contract, the contract shall be concluded in strict compliance with the form Standard Contract that is attached as an annex to the Measures. The Measures further provide that personal information processors may agree on other terms with overseas recipients, but they shall not conflict with the Standard Contract. According to the Measures, the personal information processor shall, within ten working days from the effective date of the standard contract, file with the local provincial cyberspace administration and submit the standard contract and personal information protection impact assessment report for record.

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

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% of their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese-Holding Enterprise Incorporated Overseas as a Resident Enterprise in accordance with the Actual Standards of Organizational Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and amended on January 29, 2014, provides that a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

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

On December 21, 2016, the Notice on Clarification of Value-Added Tax Policies for Finance, Real Estate Development, Education Support Services, or Notice No. 140, was issued to explain the application of the Circular 36. According to Notice No. 140, for activities subject to value-added tax occurring in the course of asset management services, the manager of the asset management investment shall be the taxpayer. On December 30, 2016, the Tax Policy Division of the Ministry of Finance and the Goods and Services Tax Division of the SAT further explain several provisions in the Notice No. 140, stating that the asset management investments refer to the fund products, trust plans, and financial products managed by asset management service provider.

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

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market, or Circular 108. Pursuant to the Circular 108, effective from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions or establishments that are set up within China by overseas institutions if such income has an actual connection with the institutions or establishments. On March 20, 2019, the Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, or Circular 39, which became effective on April 1, 2019. Under the Circular 39, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets; (iii) taxpayers of manufacturing and living service industries shall be allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from April 1, 2019 to December 31, 2022.

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

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), most recently amende on August 5, 2008, or the Exchange Rules; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

On May 11, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

On March 30, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC provided that such usage shall fall into the business scope of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although the SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If the Consolidated Affiliated Entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the Consolidated Affiliated Entities’ operations will be subject to statutory limits and restrictions, including those described above. On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or the SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with laws and regulations. On April 10, 2020, the SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which took effect on the same date. According to the SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

On February 13, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments, or the SAFE Circular 13, which took effect on June 1, 2015 and was amended in December 2019. The SAFE Circular 13 specifies that the administrative examination and approval procedures with the SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been canceled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of the SAFE or its local branches.

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

Regulations on Securities Offering and Listing Outside of the PRC

On February 17, 2023, the CSRC promulgated a new set of regulations consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines (collectively, the “Filing Measures”), which came into effect on March 31, 2023 to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.

The Filing Measures apply to overseas securities offering or listing activities by domestic companies, the term “securities” under the Filing Measures refers to equity shares, depository receipts, corporate bonds convertible to equity shares and other equity securities. Both direct and indirect overseas securities offering or listing by domestic companies will be regulated, of which the former refers to securities offering or listing in an overseas market made by a joint-stock company incorporated domestically, and the latter refers to overseas offering or listing by a company in the name of an overseas incorporated entity, whereas the company’s major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. According to the Filing Measures, any overseas offering or listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and; (ii) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance-over-form basis.

Under the Filing Measures, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering or listing. For an issuer applying to or having completed indirect overseas offering or listing, it shall designate a major domestic operating entity as the domestic responsible entity to submit the filing documents to the CSRC within 3 working days (i) after the application for overseas initial offering or listing is submitted; (ii) after the subsequent securities offerings in the same overseas market; and (iii) after the application for offering or listing in other overseas markets. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, complete the filing and publish the filing information on the CSRC’s official website. While for confidential filings of overseas offering and listing application documents, the designated filing entity may apply for an extension of the publication of such filing. The issuer shall report to the CSRC within 3 working days after the overseas offering and listing application documents become public. In addition, subsequent securities offerings of an issuer in the same overseas market where it has previously offered or listed securities shall be filed with the CSRC within 3 working days after the offering is completed.

Meanwhile, no overseas offering and listing shall be made under any of the following circumstances:(i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years;. (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. If a domestic company falls into the above circumstances, the domestic company shall postpone or terminate the intended overseas offering and listing, and report to the CSRC and competent authorities under the State Council in a timely manner.

If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million. The controlling shareholders and actual controllers of such domestic companies that organize or instruct the aforementioned violations would be fined up to RMB10 million and directly liable persons-in-charge and other directly liable persons would be each fined up to RMB 5 million.

On February 24, 2023, the CSRC, the National Administration of State Secrets Protection, the National Archives Administration of China and the MOF jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities by Domestic Enterprises, which came into effect on March 31, 2023, together with the Filing Measures, and replaced the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities issued in 2009. The provisions aim to develop a gatekeeping mechanism in provision of information by domestic enterprises to the relevant securities companies, securities service institutions, overseas regulatory authorities or other entity or individual, so as to prevent sensitive information from leakage and prescribe protective protocols for any residual sensitive information that still has to be provided. The provisions apply to both domestic issuer applying to or having completed direct overseas offering or listing and domestic operating entity of the issuer applying to or having completed indirect overseas offering or listing.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and Consolidated Affiliated Entities in mainland China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and Consolidated Affiliated Entities, as of December 31, 2022:

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

The Company
(Cayman Islands)
100%
Gopher GP
(Cayman Islands)
100%
Shanghai
Nuohong
(PRC)(2)
100%
Noah International
(Hong Kong) Limited
(Hong Kong)
100%
Noah Holdings
(Hong Kong)
Limited
(Hong Kong)
100%
Noah Insurance
(Hong Kong)
100%
Noah Group
(PRC)
100%
Noah Upright
(PRC)
100%
Wuhu Fangtiao
Technology
Co., Ltd.
(PRC)(6)
Registered
Shareholders(1)
100%
Noah Investment
(PRC)
100%
Gopher Asset
Management Co., Ltd
(PRC)
20%
100%
Zigong Noah Financial
Service Co., Ltd.
(PRC)
100%
Wuhu Gopher
Asset
Management
Co., Ltd
(PRC)
80%
Shanghai
Gopher
(PRC)(7)
100%
Shanghai
Massa
(PRC)
Significant Subsidiaries
Entities controlled under the Contractual Arrangements

Note:

(1)	The registered shareholders of Noah Investment consisted of (i) Ms. Jingbo Wang, (ii) Mr. Zhe Yin, (iii) Mr. Boquan He, (iv) Ms. Xinjun Zhang, (v) Ms. Yan Wei, and (vi) Ms. Qianghua Yan.
(2)	Our company indirectly held all the equity interests in Shanghai Nuohong through certain insignificant subsidiaries.
(3)	Wuhu Fangtiao Technology Co., Ltd. was indirectly held as to 100% by Noah Upright.
(4)	Shanghai Gopher was directly held as to 80% by Gopher Asset Management Co., Ltd. and indirectly held as to 20% by Noah Investment.

Contractual Arrangements

Exclusive Option Agreement. Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007, or the Exclusive Option Agreement, the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the higher of the minimum amount required by PRC law or an amount determined by Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent. The term of this exclusive option agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by the parties thereunder. In June 2022, the Registered Shareholders have amended the Exclusive Option Agreement, removing the above ten year team and the automatic renewal arrangement, upon which the Exclusive Option Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder.

Exclusive Support Service Agreement. Pursuant to an the exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007, or the Exclusive Support Service Agreement, Noah Investment engages Noah Group as its exclusive technical and operational consultant to support Noah Investment’s operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees, or the License Fee, at the rates set by the board of Noah Group. The term of the Exclusive Support Service Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if no objection by each party thereunder. In June 2022, Noah Investment and the Registered Shareholders have amended the Exclusive Support Service Agreement, removing the above ten year team and the automatic renewal arrangement, upon which the Exclusive Support Service Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the Exclusive Option Agreement.

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

We have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and accordingly, the PRC regulatory authorities or courts may take a view that is contrary to the above opinion of our PRC legal counsel. It is uncertain whether any other new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure—We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.”

D.	Property, Plants and Equipment

Our principal executive offices are located in leased office space at Building 2, Changyang Valley, 1687 Changyang Road, Shanghai, which occupy approximately a total of 19,246 square meters. As of December 31, 2022, we owned a total of two properties, with one property for office premises in Suzhou and one property to be used for headquarters in Shanghai. The aggregate gross floor area of our owned properties is approximately 74,000 square meters. In May 2021, we purchased office premises with a gross floor area of approximately 72,000 square meters at 218, Shaohong Road, 1226 and 1256, South Shenbin Road, Minhang District, Shanghai, which will be used as our new headquarters. As of December 31, 2022, we also leased offices in Hong Kong (China), Taiwan (China), Silicon Valley, New York and Singapore, as well as leased offices for our service centers and headquarters across China. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following Company-specific factors:

●	Our ability to expand our client base and enhance client loyalty. Our revenue growth has been driven primarily by the increasing number of clients we serve, especially core clients including diamond and black card clients, and the investment products we offer or distribute to these clients. We maintain and expand our client base primarily through our dedicated team of relationship managers and strategic client center. We strive to enhance our client loyalty by offering attractive investment products, smooth and convenient investment process, various online and offline investor education and other client events.

●	Our ability to increase transaction value, AUM and service fee rates. We generate revenues from the transaction value of investment products we distribute and the AUM we manage. Our ability to maintain and increase our transaction value, AUM and service fee rates in turn depends on the following factors:
●	Our ability to enhance cooperation with product partners and investment partners. We rely on cooperation with our product partners and investment partners to provide investment products to our clients, and we generate a majority of our revenues from services fees paid by our product partners and investment partners. Our ability to collaborate with leading product partners and investment partners affects our ability to offer attractive products to our clients, maintain and increase our client base, grow our transaction value and AUM and obtain a resilient and favorable revenue structure. In addition, our continued success also depends on our ability to negotiate favorable service fee rates with our product partners and investment partners.
●	Our ability to grow our AUM and enhance the performance of investments managed by Gopher. We generate a substantial portion of revenue from our asset management business, which correspond directly to our domestic and overseas AUM, respectively. Our ability to grow our AUM depends on Gopher’s investment performance. To the extent that Gopher’s historical investment performance is not satisfactory, or that Gopher’s future investment performance is perceived to worsen in either relative or absolute terms, the revenue and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.
●	Our ability to optimize our product mix. As a multi-asset allocator, our ability to adjust and transform our product mix due to evolving economic conditions, risk appetite of our clients and regulatory environment is vital to our business growth. We typically charge different fee rates for different kinds of products we distribute or manage, and our profitability could vary depending on the mix our product offerings.
●	Our ability to innovate and effectively invest in technology. Our ability to innovate our products and value-added services and continue investing effectively in technology is key to improving our client experience and enhance client intention and loyalty. By investing in our technology platforms and fulfillment infrastructure cost-efficiently, we also strive to increase our operating efficiency, which also affects our results of operations.
●	Our ability to manage risks. Our business operation exposes us to a number of risks, including economic fluctuations, unexpected legal or regulatory changes as well as risks related to our product partners and investment, investment portfolios of the products we distribute or offer, and other business counterparties. Our performance depends on our ability to foresee, identify and effectively manage these risks. In the event of any default or unsatisfactory performance of the investment products we distribute or offer, our performance may be negatively affected even if we do not guarantee the return of the investment products. We have developed various risk management and internal control policies and procedures tailored to the characteristics of our business operations. To manage our investments, we have also established and implemented treasury management policies and procedures. For details of our risk management and internal control policies, see “Item 4 Information on the Company- B Business Overview- Risk Management and Internal Control”.
●	Our ability to enhance efficiency and productivity. The growth of our business will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our ability to streamline our operational human resources and improve efficiency of our relationship managers is key to our success.
●	Our ability to recruit and retain our relationship managers in our “Noah Triangles” solution service team. We rely on our relationship managers in our “Noah Triangles” solution service team to distribute investment products and provide asset allocation and comprehensive services to our clients, from which we derive substantially all of our revenues. Our ability to recruit and retain sufficient high quality relationship managers in our “Noah Triangles” solution service team in a cost-effective manner is crucial to our results of operation.

Impact of COVID-19

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the HNW wealth management services industry. Perceived or actual changes in investable assets and client confidence in the economy could reduce the demand for HNW wealth management service we provide and negatively impact our operating results. We have experienced decrease in total revenues generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. Nevertheless, we achieved 30.1% and 21.5% year-over-year increases, respectively, in our total revenues and non-GAAP adjusted net income attributable to Noah’s shareholders from 2020 to 2021. Following the outbreak of the COVID-19 pandemic, we have increased our investment in technology to develop online transactional and operational capabilities. We are currently able to complete substantially all of our transactions and investor education online. In 2021, our business operation had substantially returned to normal levels.

However in 2022, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. As a result, various measures, including travel restrictions and stay-at-home orders, have been reinstated and we may have to adjust various aspects of our operations. Any prolonged suspension of or slowdown in business operations and the instability of a workforce arising from any potential mandatory quarantine requirements may negatively affect our business, financial condition and results of operations. In addition, the highly-contagious Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings, which adversely affect the macro-economic environment and our busiesness. Our net revenue was decreased by 27.8% for the year ended December 31, 2022 compared with 2021.

Starting in the middle of December, 2022, there were series of measures to ease the control of COVID-19 announced and adopted nationwide, such as cancellation of mandatory quarantine requirements, curfews, prohibitions on large gatherings and travel bans, and macro-economic activity had substantially returned to normal levels.

There might be policy uncertainties surrounding COVID-19 in the future, and the extent to which the COVID-19 pandemic may adversely affect the macro-economic environment and our business, our results of operations and financial condition depends on the severity of the conditions and policies. We cannot assure you that we will be able to achieve the same level of total revenues and non-GAAP adjusted net income attributable to Noah’s shareholders that we previously achieved in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”

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

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2020			2021		2022
	RMB		%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	37,981		40.1	37,169	38.2	44,726	6,485	63.6
Private secondary products	35,162		37.1	37,776	38.9	11,516	1,670	16.4
Private equity products	17,876	(1)	18.9	18,069	18.6	11,037	1,600	15.7
Other products	3,717		3.9	4,189	4.3	3,001	435	4.3
All products	94,736		100.0	97,203	100.0	70,280	10,190	100.0
(1)	Following the enactment of Supervision Measures in October 2020, we ceased offering domestic private equity products through our wealth management business, and we now provide domestic private equity products only through our asset management arm, Gopher, which forms funds and raises capital directly from our clients. In particular, in 2020, a total of RMB5.2 billion private equity products were offered by Gopher. The figures are included in the table for illustration and comparison purposes only.

Over the last three years, our product mix has evolved due to the economic and market cycles in China and the changing regulatory environment. From the third quarter of 2019, we ceased the offering of private credit products (classified in “other products” in the table above) and transitioned to offer more standardized public securities products. This decision was based on a combination of (i) our understanding and anticipation of the changing regulatory and market environment, and (ii) our commercial evaluation of the risks related to private credit products. Our transaction value increased by 2.6% from RMB94.7 billion in 2020 to RMB97.2 billion in 2021, primarily due to a slight increase in the distribution of private secondary products. Due to the volatility of macro environment and global secondary market in 2022, our transaction value decreasd by 27.7% from RMB97.2 billion in 2021 to RMB70.3 billion in 2022.

AUM

We measure the performance of our asset management business primarily through AUM. AUM determines the recurring service fees and performance-based income that we are able to collect over the life cycle of the investment products managed by us. Gopher’s AUM were RMB152.8 billion, RMB156.0 billion and RMB157.1 billion (US$22.8 billion) as of December 31, 2020, 2021 and 2022, respectively. Gopher’s AUM increased from RMB152.8 billion as of December 31, 2020 to RMB156.0 billion as of December 31, 2021, primarily due to continued increase in our management of private equity assets, partially offset by voluntary redemption of credit and real estate assets. Gopher’s AUM increased from RMB156.0 billion as of December 31, 2021 to RMB157.1 billion (US$22.8 billion) as of December 31, 2022, primarily due to continued increase in our management of private equity assets.

For our asset management business, Gopher develops and manages alternative investments with underlying assets in China and overseas, denominated in Renminbi and foreign currencies, respectively. Historically, it developed and managed principally FoFs which invest in third-party managed funds, but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher also manages feeder funds that invest in certain single third-party managed master funds. Gopher focuses on the following categories of investments across different types of asset classes:

●	private equity investments, including investments in the leading domestic and overseas private equity and venture capital funds through FoFs, feeder funds and S funds, as well as direct and co-investments in companies and projects with investment partners;
●	public securities investments, mainly including target strategy funds, secondary market equity and bond FoF and MoM investments which are sub-advised by outside fund managers, direct investments in listed companies as well as U.S. Dollar cash management products managed by Gopher;
●	real estate investments, including funds primarily investing in commercial real estate properties such as office buildings in China, as well as rental residential developments in the U.S., in the form of equity investments;
●	multi-strategy investments that invest in different types of assets, such as stocks, bonds, real estate or cash to create a nimbler and broadly diversified portfolio. We use asset allocation principles to build multi-asset portfolios and multi or single family office accounts; and
●	other investments, including funds investing in private credit related underlying products. We have substantially ceased these investments since the third quarter in 2019.

The table below summarizes our AUM and typical management fee rates chargeable by asset management services provided by Gopher for the last three years:

	As of December 31,
	2020			2021			2022
	Typical			Typical			Typical
	management			management			management
	fee rates	RMB	%	fee rates	RMB	%	fee rates	RMB	%

	(in billions, except for percentages)
Product type
Private equity investments	0.5%-2.0%	117.7	77.0	0.5%-2.1%	130.9	83.9	0.5%-2.1%	133.1	84.7
Public securities investments	0.4%-1.4%	9.8	6.4	0.4%-1.7%	11.2	7.2	0.2%-1.8%	11.0	7.0
Real estate investments	0.5%-2.2%	12.7	8.3	0.5%-2.3%	6.6	4.3	0.5%-3.0%	6.8	4.3
Multi-strategies investments	0.6%-1.1%	7.1	4.6	0.6%-1.1%	5.9	3.8	0.5%-1.2%	4.8	3.1
Other investments[1]	0.1%-0.6%	5.5	3.7	—	1.4	0.8	—	1.4	0.9
All products		152.8	100.0		156.0	100.0		157.1	100.0
[1]	Since the first quarter of 2021, we reclassified all remaining mezzanine financing products linked to corporate merger and acquisitions and buy outs from credit to private equity in the amount of RMB4.7 billion, considering its nature is more akin to equity than credit. We have also revised the comparative period presentation to conform to current period presentation

Except for public securities investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated.

Long-duration private equity investments represent an increasing portion of the total AUM, which we expect to help us receive more consistent revenue from recurring service fees. Private equity investments as a percentage of total AUM grew from 77.0% as of December 31, 2020 to 83.9% as of December 31, 2021, and further grew to 84.7% as of December 31, 2022, primarily due to the increasing demand for private equity investments as well as the accumulation effect for the strategy of fund investments with a long duration. Gopher has also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients.

From the third quarter of 2019, Gopher ceased the offering of private credit products and transitioned to offer more standardized public securities products. As a result, there was a decrease in the percentage of private credit products (classified in “other investments” in the table above) in Gopher’s total AUM from 3.7% as of December 31, 2020 to 0.8% as of December 31, 2021, and remained stable at 0.9% as of December 31, 2022, while the percentage of public securities products in Gopher’s total AUM increased from 6.4% as of December 31, 2020 to 7.2% as of December 31, 2021 and remained stable at 7.0% as of December 31, 2022.

For domestic real estate investments, Gopher has been strategically changed the investment strategy over the past few years, gradually shifting from residential real estate to commercial real estate domestically, due to the evolving risks and reward profile of these investments. Meanwhile, Gopher expanded its offshore real estate investments in the United States over the past few years, focusing on multi-family real estate investments.

In addition, over 75.0% of Gopher’s AUM as of December 31, 2022 can generate performance-based income if the investment returns exceed certain thresholds, which are typically recorded when underlying investments are exited and monetized.

Furthermore, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. Our overseas AUM managed by Gopher GP were RMB25.2 billion, RMB28.4 billion and RMB31.5 billion (US$4.6 billion), respectively, representing 14.8%, 16.5% and 20.2% of our total AUM for asset management business as of December 31, 2020, 2021 and 2022, respectively.

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

Revenue from the Asset Management Business

When the investment product that the client purchases is offered by Gopher, Gopher is entitled to receive fees as the fund manager, and derive revenue accordingly, which include:

a.	from the fund, one-time commissions, when the investment product was primarily distributed directly by Gopher, instead of the wealth management branch, for fund-raising services provided to the fund. Most of Gopher products were distributed by the wealth management branch during the three years ended December 31, 2020, 2021 and 2022. Since the fourth quarter of 2020, as Gopher has been selling all of our domestic PE/VC investment products directly to comply with a new regulation[1], one-time commissions in relation to such products are recognized as revenue from the asset management segment.
b.	from the fund, recurring service fees for fund management services provided to the fund;
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

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 2,960, 3,148 and 2,884 as of December 31, 2020, 2021 and 2022, respectively. Considering the macro volatility, we implemented more strict cost control and improve opearating effeiciency, our headcount was decreased by 8.4% from 2021. We anticipate to continue our investments in talent but will still closely monitor our headcount to maintain high operating efficiency.

In 2020, 2021 and 2022, we incurred relationship managers compensation of RMB614.0 million, RMB920.9 million and RMB497.1 million (US$72.1 million), respectively, representing 18.6%, 21.5% and 16.0% of our net revenues in the same periods, respectively. As of December 31, 2020, 2021 and 2022, we had 1,231, 1,316 and 1,276 relationship managers, whose compensation typically comprises base salaries, quarterly bonuses, and year-end performance-based bonuses. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers to distribute more investment products.

Share-based compensation expenses include grants and vesting of stock options and restricted shares to our employees and directors. We adopted two share incentive plans in 2008 and 2010, and replaced both with a new share incentive plan in 2017, which was terminated when our 2022 Share Incentive Plan was approved and adopted in December 2022. We expect to incur additional share-based compensation expenses relating to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees and directors.

Share-based compensation expenses were included in compensation and benefits in 2020, 2021 and 2022. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share options	21,837	0.7	18,081	0.4	24,726	3,585	0.8
Restricted shares	37,952	1.1	32,956	0.8	17,574	2,584	0.6
Total share-based compensation	59,789	1.8	51,037	1.2	42,300	6,133	1.4

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. We operated service centers in 80, 84 and 75 cities in China as of December 31, 2020, 2021 and 2022, respectively.

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

Our PRC subsidiaries and the Consolidated Affiliated Entities are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in the PRC. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB18.9 million, RMB33.5 million and RMB28.5 million (US$4.1 million) were deducted from our total revenues in 2020, 2021 and 2022, respectively.

According to Circular 36, applicable VAT rates include 3%, 6%, 11%, and 17%, and the applicable value-added rate for our PRC subsidiaries and the Consolidated Affiliated Entities is 6%. The VAT tax rates of 11% and 17% were reduced to 10% and 16%, respectively, from May 1, 2018 and to 9% and 13% from April 1, 2019.

In addition, our PRC subsidiaries and the Consolidated Affiliated Entities are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws with a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises since January 1, 2008, except where a special preferential rate applies.

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

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	679,014	1,130,894	617,636	89,549
Recurring service fees	700,157	913,700	768,980	111,492
Performance-based income	180,529	391,903	184,048	26,684
Other service fees	196,151	161,982	223,441	32,396
Total revenues from others	1,755,851	2,598,479	1,794,105	260,121
Revenues from funds Gopher manages:
One-time commissions	129,823	140,522	63,809	9,251
Recurring service fees	1,230,042	1,195,309	1,145,435	166,072
Performance-based income	208,996	392,290	125,528	18,200
Total revenues from funds Gopher manages	1,568,861	1,728,121	1,334,772	193,523
Total Revenues	3,324,712	4,326,600	3,128,877	453,644
Less: VAT related surcharges	(18,886)	(33,506)	(28,505)	(4,133)
Net Revenues	3,305,826	4,293,094	3,100,372	449,511
Operating costs and expenses:
Compensation and benefits	(1,504,012)	(2,168,880)	(1,441,882)	(209,054)
Selling expenses	(271,692)	(437,131)	(349,014)	(50,602)
General and administrative expenses	(277,879)	(383,321)	(235,319)	(34,118)
(Provision for)/ reversal of credit losses	(8,083)	(112,959)	424	61
Other operating expenses	(99,040)	(107,844)	(115,653)	(16,768)
Government subsidies	113,356	115,939	129,521	18,779
Total operating costs and expenses	(2,047,350)	(3,094,196)	(2,011,923)	(291,702)
Income from operations:	1,258,476	1,198,898	1,088,449	157,809
Other income (expenses):
Interest income	67,317	71,866	61,416	8,904
Investment (loss) income	(86,369)	65,426	85,554	12,404
Settlement expenses	(1,828,907)	(19,908)	—	—
Contingent legal expense	—	—	(99,000)	(14,354)
Other income (expense)	4,164	(18,240)	13,130	1,904
Total other (expenses) income	(1,843,795)	99,144	61,100	8,858
(Loss) income before taxes and income from equity in affiliates	(585,319)	1,298,042	1,149,549	166,667
Income tax expense	(258,460)	(293,940)	(267,108)	(38,727)
Income from equity in affiliates	100,257	301,979	89,148	12,925
Net (loss) income	(743,522)	1,306,081	971,589	140,865
Less: net income (loss) attributable to non-controlling interests	1,703	(8,050)	(4,982)	(722)
Net (loss) income attributable to Noah’s shareholders	(745,225)	1,314,131	976,571	141,587

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenues. Our total revenues decreased by 27.8% from RMB4,326.6 million in 2021 to RMB3,100.4 million (US$449.5 million) in 2022. The decrease in total revenues was primarily due to decreases in one-time commissions, recurring service fees and performance-based income.

Operating Costs and Expenses. Operating costs and expenses decreased by 35.0% from RMB3,094.2 million in 2021 to RMB2,011.9 million (US$291.7 million) in 2022. The decrease in operating costs and expenses was primarily driven by decreases in our relationship managers compensation due to reduced transaction value, and our expenses control measures implemented in 2022.

Other Income. Other income decreased by 38.4% from RMB99.1 million in 2021 to RMB61.1 million (US$8.9 million) in 2022. The decrease in other income was primarily attributable to our accrual of contigent legal expenses relating to one adverse initial court ruling in the amount of RMB99.0 million.

Income Tax Expense. Income tax expense decreased by 9.1% from RMB293.9 million in 2021 to RMB267.1 million (US$38.7 million) in 2022, primarily due to lower taxable income.

Net Income Attributable to Noah’s Shareholders. Net income attributable to Noah’s shareholders decreased by 25.7% from RMB1,314.1 million in 2021 to RMB976.6 million (US$141.6 million) in 2022, primarily due to 11.4% decreases in income before taxes and income from equity in affiliates and 70.5% decreases in income from equity in affiliates.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenues. Our total revenues increased by 30.1% from RMB3,324.7 million in 2020 to RMB4,326.6 million in 2021. The increase in total revenues was primarily due to increases in one-time commissions, recurring service fees and performance-based income.

Operating Costs and Expenses. Operating costs and expenses increased by 51.1% from RMB2,047.4 million in 2020 to RMB3,094.2 million in 2021. The increase in operating costs and expenses was primarily driven by our investments in talents, technology, investment research capabilities and client services.

Other Income (Expense). We incurred other income of RMB99.1 million in 2021, as compared with an other expense of RMB1,843.8 million in 2020. The incurrence of other expenses in 2020 was primarily attributable to settlement expenses of RMB1,828.9 million related to the Camsing Incident.

Income Tax Expense. Income tax expense increased by 13.7% from RMB258.5 million in 2020 to RMB293.9 million in 2021, primarily due to higher taxable income.

Net Income (Loss) Attributable to Noah’s Shareholders. Net income attributable to Noah’s shareholders was RMB1,314.1 million in 2021, as compared with net loss attributable to Noah’s shareholders of RMB745.2 million in 2020.

Wealth Management

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	677,726	1,130,653	617,636	89,549
Recurring service fees	697,140	912,506	768,980	111,492
Performance-based income	180,385	391,903	184,048	26,684
Other service fees	123,458	92,352	144,101	20,893
Total revenues from others	1,678,709	2,527,414	1,714,765	248,618
Revenues from funds Gopher manages:
One-time commissions	88,520	50,247	13,953	2,023
Recurring service fees	587,307	557,094	463,314	67,174
Performance-based income	24,920	77,218	18,407	2,669
Total revenues from funds Gopher manages	700,747	684,559	495,674	71,866
Total Revenues	2,379,456	3,211,973	2,210,439	320,484
Less: VAT related surcharges	(13,123)	(17,076)	(10,462)	(1,517)
Net Revenues	2,366,333	3,194,897	2,199,977	318,967
Operating costs and expenses:
Compensation and benefits	(1,099,769)	(1,654,289)	(1,079,634)	(156,532)
Selling expenses	(228,853)	(354,128)	(299,769)	(43,462)
General and administrative expenses	(197,511)	(270,253)	(153,643)	(22,276)
(Provision for)/ reversal of credit losses	(3,785)	(6,490)	718	104
Other operating expenses	(76,983)	(53,616)	(15,412)	(2,235)
Government subsidies	58,046	65,368	89,223	12,936
Total operating costs and expenses	(1,548,855)	(2,273,408)	(1,458,517)	(211,465)
Income from operations:	817,478	921,489	741,460	107,502

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenue. For the wealth management business, our total revenue decreased by 31.2% from RMB3,212.0 million in 2021 to RMB2,210.4 million (US$320.5 million) in 2022. Our transaction value decreased by 27.7% from RMB97.2 billion in 2021 to RMB70.3 billion (US$10.2 billion) in 2022, primarily due to decrease of RMB24.7 billion transaction value in private secondary products.

●	Total revenue from one-time commissions decreased by 46.5% from RMB1,180.9 million in 2021 to RMB631.6 million (US$91.6 million) in 2022, primarily due to less private secondary funds distributed in 2022 as a result of the volatile of the stock market throughout the year.
●	Total revenue from recurring service fees decreased by 16.1% from RMB1,469.6 million in 2021 to RMB1,232.3 million (US$178.7 million) in 2022. The decrease was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates for the 2021.
●	Total revenue from performance-based income decreased by 56.8% from RMB469.1 million in 2021 to RMB202.5 million (US$29.4 million) in 2022, primarily due to less performance-based income from private secondary products that we received and shared by product providers due to macro environment was volatile and more challenging in 2022.
●	Total revenue from other service fees increased by 56.0% from RMB92.4 million in 2021 to RMB144.1 million (US$20.9 million) in 2022, primarily due to more value-added service we provided to our HNW investors in 2022.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 35.8% from RMB2,273.4 million in 2021 to RMB1,458.5 million (US$211.5 million) million in 2022, primarily due to decreased relationship managers compensation relating to less investment prodcuts distributed and less general and administrative expenses due to our cost control measures implemented in 2022.

●	Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits decreased by 34.7% from RMB1,654.3 million in 2021 to RMB1,079.6 million (US$156.5 million) in 2022. In 2022, relationship manager compensation decreased by 48.9% from 2021, align with our decreased in one-time commissions. Other compensation decreased by 17.8% from 2021, primarily due to cost control measures implemented in 2022.
●	Selling expenses decreased by 15.4% from RMB354.1 million in 2021 to RMB299.8 million (US$43.5 million) in 2022, primarily due to less client activities held as various lock-down were placed across China due to COVID-19 pendamic in 2022.
●	General and administrative expenses decreased by 43.1% from RMB270.3 million in 2021 to RMB153.6 million (US$22.3 million) in 2022, primarily due to our cost control measures implemented in 2022.
●	Reversal of credit losses in 2022 was RMB0.7 million (US$0.1 million), while provision for credit losses was RMB6.5 million in 2021, primarily due to accrual of allowance for accounts receivables relating to certain funds.
●	Other operating expenses decreased by 71.3% from RMB53.6 million in 2021 to RMB15.4 million (US$2.2 million) in 2022, as we barely provided lending services to our clients.
●	Government subsidies were RMB65.4 million in 2021 and RMB89.2 million (US$12.9 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenue. For the wealth management business, our total revenue increased by 35.0% from RMB2,379.5 million in 2020 to RMB3,212.0 million in 2021. Our transaction value increased by 2.6% from RMB94.7 billion in 2020 to RMB97.2 billion in 2021, primarily due to an increase of RMB2.6 billion transaction value in private secondary products.

●	Total revenue from one-time commissions increased by 54.1% from RMB766.2 million in 2020 to RMB1,180.9 million in 2021, primarily due to more higher fee rate investment products that we distributed in 2021.
●	Total revenue from recurring service fees increased by 14.4% from RMB1,284.4 million in 2020 to RMB1,469.6 million in 2021. The increase was primarily due to the cumulative recurring service fees of long-duration investment products with recurring service fees previously distributed by us.
●	Total revenue from performance-based income increased by 128.5% from RMB205.3 million in 2020 to RMB469.1 million in 2021, primarily due to more performance-based income from private secondary products that we received and shared by product providers. The transaction value of private secondary products increased by 7.4% from RMB35.2 billion in 2020 to RMB37.8 billion in 2021.
●	Total revenue from other service fees decreased by 25.2% from RMB123.5 million in 2020 to RMB92.4 million in 2021, primarily due to less service fees recorded from lending business since we significantly reduced this business since the second half year of 2019.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 46.8% from RMB1,548.9 million in 2020 to RMB2,273.4 million in 2021, primarily due to our continued strategic investments in our talents and client experiences as well as less expenses incurred in 2020 due to the COVID-19 pandemic.

●	Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits increased by 50.4% from RMB1,099.8 million in 2020 to RMB1,654.3 million in 2021. In 2021, relationship manager compensation increased by 46.9% from 2020, while other compensation increased by 54.8% from 2020, primarily due to adjustment in compensation structure of our employees, as well as increased transaction value.
●	Selling expenses increased by 54.7% from RMB228.9 million in 2020 to RMB354.1 million in 2021, primarily due to our increased expenditure on client activities and services.
●	General and administrative expenses increased by 36.9% from RMB197.5 million in 2020 to RMB270.3 million in 2021, primarily due to increases in technology related expenses and consulting fees.
●	Provision for credit losses increased from RMB3.8 million in 2020 to RMB6.5 million in 2021, primarily due to accrual of allowance for accounts receivables relating to certain funds.
●	Other operating expenses decreased by 30.4% from RMB77.0 million in 2020 to RMB53.6 million in 2021, which is in line with decrease in other service fees.
●	Government subsidies were RMB58.0 million in 2020 and RMB65.4 million in 2021, respectively.

Asset Management

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	1,288	241	—	—
Recurring service fees	3,017	1,194	—	—
Performance-based income	144	—	—	—
Other service fees	7,451	1,390	—	—
Total revenues from others	11,900	2,825	—	—
Revenues from funds Gopher manages:
One-time commissions	41,303	90,275	49,856	7,228
Recurring service fees	642,735	638,215	682,121	98,898
Performance-based income	184,076	315,072	107,121	15,531
Total revenues from funds Gopher manages	868,114	1,043,562	839,098	121,658
Total Revenues	880,014	1,046,387	839,098	121,658
Less: VAT related surcharges	(4,521)	(4,923)	(4,630)	(671)
Net Revenues	875,493	1,041,464	834,468	120,986
Operating costs and expenses:
Compensation and benefits	(339,691)	(450,034)	(322,011)	(46,687)
Selling expenses	(34,302)	(55,790)	(41,885)	(6,073)
General and administrative expenses	(59,440)	(70,686)	(55,872)	(8,101)
(Provision for)/ reversal of credit losses	(251)	(13,275)	386	56
Other operating expenses	(6,443)	(4,347)	(6,369)	(923)
Government subsidies	24,443	37,905	39,120	5,672
Total operating costs and expenses	(415,684)	(556,227)	(386,631)	(56,056)
Income from operations:	459,809	485,237	447,837	64,930

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenue. For the asset management business, our total revenue decreased by 19.8% from RMB1,046.4 million in 2021 to RMB839.1 million (US$121.7 million) in 2022. Gopher’s AUM remained stable from RMB156.0 billion as of December 31, 2021 to RMB157.1 billion (US$22.8 billion) as of December 31, 2022.

●	Total revenue from one-time commissions decreased by 44.9% from RMB90.5 million in 2021 to RMB49.9 million (US$7.3 million) in 2022, mainly due to less domestic private equity funds newly established in 2022.
●	Total revenue from recurring service fees increased by 6.7% from RMB639.4 million in 2021 to RMB682.1 million (US$98.9 million) in 2022, mainly due to continuous increases in the AUM of private equity products.
●	Total revenue from performance-based income decreased by 66.0% from RMB315.1 million in 2021 to RMB107.1 million (US$15.5 million) in 2022, primarily due to decreases in performance-based income from private equity products resulting from the fluctuation of the capital market and fewer exit opportunities caused by the slowdown of the primary market as macro environment was volatile and more challenging in 2022.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 30.5% from RMB556.2 million in 2021 to RMB386.6 million (US$56.1 million) in 2022, primarily due to less expenses incurred due to the COVID-19 pandemic and cost control measures implemented in 2022.

●	Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits decreased by 28.4% from RMB450.0 million in 2021 to RMB322.0 million (US$46.7 million) in 2022 due to a decrease in performance-based compensation align with a decrease in performance based income.
●	Selling expenses decreased by 24.9% from RMB55.8 million in 2021 to RMB41.9 million (US$6.1 million) in 2022, primarily due to a decrease in client service expense and marketing expense.
●	General and administrative expenses decreased by 21.0% from RMB70.7 million in 2021 to RMB55.9 million (US$8.1 million) in 2022, primarily due to our cost control measures implemented in 2022.
●	Reversal of credit losses in 2022 was RMB0.4 million (US$0.1 million), while provision for credit losses was RMB13.3 million in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.
●	Government subsidies were RMB37.9 million for the year ended December 31, 2021 and RMB39.1 million (US$5.7 million) for 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenue. For the asset management business, our total revenue increased by 18.9% from RMB880.0 million in 2020 to RMB1,046.4 million in 2021. Gopher’s AUM increased from RMB152.8 billion as of December 31, 2021 to RMB156.0 billion as of December 31, 2022, as a result of continuously growth in private equity products and partially offset by redemption of credit products and real estate products.

●	Total revenue from one-time commissions increased by 112.5% from RMB42.6 million in 2020 to RMB90.5 million in 2021, mainly due to the transfer of distribution of private equity products from wealth management to asset management since the fourth quarter of 2020 to comply with relevant regulation.
●	Total revenue from recurring service fees decreased by 1.0% from RMB645.8 million in 2020 to RMB639.4 million in 2021, mainly due to a decrease in assets under management in credit products and real estate products.
●	Total revenue from performance-based income increased by 71.0% from RMB184.2 million in 2020 to RMB315.1 million in 2021, primarily due to an increase in performance-based income from private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses increased by 33.8% from RMB415.7 million in 2020 to RMB556.2 million in 2021, primarily due to our continued investments in our talents as well as less expenses incurred in 2020 due to the COVID-19 pandemic.

●	Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits increased by 32.5% from RMB339.7 million in 2020 to RMB450.0 million in 2021 due to an increase in performance-based compensation and talent acquisition for enhancing investment research capabilities.
●	Selling expenses increased by 62.6% from RMB34.3 million in 2020 to RMB55.8 million in 2021, primarily due to an increase in client service expense and marketing expense.
●	General and administrative expenses increased by 18.9% from RMB59.4 million in 2020 to RMB70.7 million in 2021, primarily due to an increase in technology related expenses.

●	Provision for credit losses increased from RMB0.03 million in 2020 to RMB13.3 million in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.
●	Government subsidies were RMB24.4 million for the year ended December 31, 2021 and RMB37.9 million in 2021.

Other businesses

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
Other service fees	65,242	68,240	79,340	11,503
Total revenues from others	65,242	68,240	79,340	11,503
Total Revenues	65,242	68,240	79,340	11,503
Less: VAT related surcharges	(1,242)	(11,507)	(13,413)	(1,945)
Net Revenues	64,000	56,733	65,927	9,559
Operating costs and expenses:
Compensation and benefits	(64,552)	(64,557)	(40,237)	(5,834)
Selling expenses	(8,537)	(27,213)	(7,360)	(1,067)
General and administrative expenses	(20,928)	(42,382)	(25,804)	(3,741)
Provision for credit losses	(4,047)	(93,194)	(680)	(99)
Other operating expenses	(15,614)	(49,881)	(93,872)	(13,610)
Government subsidies	30,867	12,666	1,178	171
Total operating costs and expenses	(82,811)	(264,561)	(166,775)	(24,180)
Loss from operations:	(18,811)	(207,828)	(100,848)	(14,622)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenue. For other businesses, our total revenue were RMB79.3 million (US$11.5 million) in 2022, representing a 16.3% increase from RMB68.2 million in 2021.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2022 were RMB166.8 million (US$24.2 million), representing a 37.0% decrease from RMB264.6 million in 2021, primarily due to (i) less provision for credit losses as a result of our periodic assessment on expected collection of our loan receivables and (ii) a decrease in selling and general and administrative expenses as a result of cost control measures implemented in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Revenue. For other businesses, our total revenue were RMB68.2 million in 2021, representing a 4.6% increase from RMB65.2 million in 2020.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2021 were RMB264.6 million, representing a 219.5% increase from RMB82.8 million in 2020, primarily due to (i) an increase in provision for credit losses as a result of our periodic assessment on expected collection of our loan receivables and (ii) an increase in selling and general and administrative expenses as a result of an increase in marketing and consulting fees.

Non-Gaap Measures

Adjusted net income attributable to Noah’s shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to Noah’s shareholders from net income attributable to Noah’s shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement expenses. All tax expense impact of such adjustments would be also considered.

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

When evaluating our operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses, and net of relevant tax impact. As such, we believe that the presentation of the non-GAAP adjusted net income attributable to Noah’s shareholders provides important supplemental information to investors regarding financial and business trends relating to our results of operations in a manner consistent with that used by management. Pursuant to GAAP, we recognized significant amounts of expenses for all forms of share-based compensation and settlement expenses (net of tax impact). To make our financial results comparable period by period, we utilize non-GAAP adjusted net income to better understand our historical business operations.

The table below sets forth a reconciliation of our net income (loss) attributable to Noah’s shareholders and adjusted net income attributable to Noah’s shareholders (non-GAAP) for the years indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net (loss) income attributable to Noah’s shareholders	(745,225)	1,314,131	976,571	141,587
Add: share-based compensation	59,789	51,037	42,300	6,133
Add: settlement expense(1)	1,828,907	19,908	—	—
Less: Tax effect of adjustments	13,821	12,374	10,279	1,490
Adjusted net income attributable to Noah’s shareholders (non-GAAP)	1,129,650	1,372,702	1,008,592	146,230
(1)	Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Camsing Incident.”
B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2020, 2021, and 2022 were for operating and investing activities. In addition, we used RMB281.6 million, RMB372.4 million and nil to repurchase our ADSs in 2020, 2021 and 2022, respectively. As of December 31, 2022, we had RMB4,403.9 million (US$638.5 million) in cash and cash equivalents, consisting of cash on hand, demand deposits, money market funds and mutual funds which are unrestricted as to withdrawal and use. As of December 31, 2022, cash and cash equivalents of RMB11.5 million (US$1.7 million) was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In July 2022, we completed our global initial public offerings in Hong Kong Stock Exchange with issuance of 1,152,160 ordinary shares with net proceeds of HK$315.6 million (US$40.2 million) after deducting underwriters’ commission and offering expenses.

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	796,353	1,521,838	632,901	91,764
Net cash provided by (used in) investing activities	352,584	(2,572,094)	74,289	10,773
Net cash (used in) provided by financing activities	(371,422)	(513,121)	233,761	33,892
Effect of exchange rate changes	(148,745)	(46,714)	81,054	11,751
Net increases (decrease) in cash and cash equivalents	628,770	(1,610,091)	1,022,005	148,180
Cash, cash equivalents and restricted cash at the beginning of the year	4,393,934	5,022,704	3,412,613	494,782
Cash, cash equivalents and restricted cash at the end of the year	5,022,704	3,412,613	4,434,618	642,962

Operating Activities

Net cash provided by operating activities in 2022 was RMB632.9 million (US$91.8 million), primarily as a result of net income of RMB971.6 million (US$140.9 million), adjusted by (i) certain non-cash charges of RMB171.1 million (US$24.8 million), which was primarily attributable to depreciation and amortization of RMB156.0 million (US$22.6 million) and non-cash lease expenses of RMB95.3 million (US$13.8 million), partially offset by income from equity in affiliates, net of dividends of RMB33.7 million (US$4.9 million), (ii) changes of operating assets and liabilities of RMB424.9 million (US$61.6 million), which was primarily attributable to a decrease in accrued payroll and welfare of RMB277.6 million (US$40.2 million), a decrease in other current liabilities of RMB178.8 million (US$25.9 million) and an increase in trading securities of RMB192.9 million (US$27.9 million), partially offset by a decrease in accounts receivable of RMB304.7 million (US$44.2 million) and (iii) increase in deferred tax assets and liabilities of RMB84.9 million (US$12.3 million)

Net cash provided by operating activities in 2021 was RMB1,521.8 million, primarily as a result of net income of RMB1,306.1 million, adjusted by (i) certain non-cash charges of RMB143.9 million, which was primarily attributable to depreciation and amortization of RMB146.6 million, provision for credit losses of RMB113.0 million and non-cash lease expenses of RMB85.7 million, partially offset by income from equity in affiliates, net of dividends of RMB206.2 million, (ii) decrease in net working capital of RMB191.4 million, which was primarily attributable to an increase in accrued payroll and welfare expenses of RMB240.9 million and an increase in other current liabilities of RMB191.4 million, partially offset by an increase in accounts receivables of RMB363.0 million and (iii) offset by changes in deferred tax assets and liabilities of RMB119.6 million.

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

Investing Activities

Net cash provided by investing activities in 2022 was RMB74.3 million (US$10.8 million), primarily attributable to net cash inflow from collection of loans originated to third parties of RMB148.3 million (US$21.5 million), which was partially offset by purchase of property and equipment of RMB62.7 million (US$9.1 million).

Net cash used in investing activities in 2021 was RMB2,572.1 million, primarily attributable to purchase of property and equipment of RMB2,271.2 million, which was principally for acquiring our new headquarter premises in Shanghai, net loan disbursement of RMB331.9 million and purchase of long-term investment of RMB91.3 million, which was partially offset by proceeds from redemption of held-to-maturity investments of RMB101.6 million.

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

Financing Activities

Net cash provided by financing activities was RMB233.8 million (US$33.9 million) in 2022 due to our global initial public offering and listing in Hong Kong with net proceeds of RMB247.0 million (US$35.8 million), partially offset by divestment of non-controlling interests of RMB23.7 million (US$3.4 million).

Net cash used in financing activities was RMB513.1 million in 2021 due to repurchasing of our ordinary shares of RMB372.4 million and payment to acquire non-controlling interests in subsidiaries of RMB178.8 million, partially offset by contribution from non-controlling interests of RMB43.4 million.

Net cash used in financing activities was RMB371.4 million in 2020 due to repurchasing of our ordinary shares of RMB281.6 million and divestment of non-controlling interests of RMB90.8 million, partially offset by proceeds from issuance of ordinary shares upon exercise of stock options of RMB33.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, and we intend to fund those requirements with our existing cash balances.

Capital Expenditures

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB51.6 million, RMB2,271.2 million and RMB62.7 million (US$9.1 million) in 2020, 2021 and 2022, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business. As of the date of this annual report, we expect that our capital expenditure in 2023 to be approximately RMB157.8 million (US$22.9 million) primarily on the renovation and upgrade of our newly purchased office premises, and we intend to fund our planned capital expenditures with existing cash balance.

Operating Lease Obligations

Oue operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Our operating lease expenses were RMB99.3 million and RMB102.3 million and RMB98.9 million (US$14.3 million) in 2020, 2021 and 2022, respectively. The majority of our operating lease obligations are related to our office lease agreements in China.

The following table sets forth our contractual obligations as of December 31, 2022:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-2 years	2-5 years	years
	RMB	RMB	RMB	RMB	RMB

(in thousands)
Operating Lease	176,973	88,780	65,378	22,815	—

For details of our payment of employee’s payroll and welfare expenses, see “—Components of Results of Operations—Operating Costs and Expenses Compensation and Benefits.”

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

Property Interests

In May 2021, we purchased new office premises with a gross floor area of approximately 72,000 square meters in Shanghai, and the carrying amount of its property interest (which all form party of non-property activities) is approximately RMB2,289.1 million (US$331.9 million), accounting for 19.4% of our total assets as of December 31, 2022.

Holding Company Structure

We are a holding company, and we conduct businesses through our subsidiaries and the Consolidated Affiliated Entities. As a result, we may rely significantly on dividends and other distributions by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements which would materially and adversely affect its ability to pay dividends and other distributions to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,040.5 million, RMB2,950.5 million and RMB2,826.6 million (US$409.8 million) as of December 31, 2020, 2021 and 2022, respectively.

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

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products we issue, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows. Qualitative adjustments can be made for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances.

As of December 31, 2022, the allowance is estimated as RMB93.9 million based on information known at the time of the review, which represents management’s best estimate of losses inherent in the loan receivables. Our allowance for credit losses is sensitive to certain inputs, most notably the reasonable and supportable forecasts that are incorporated in our estimate of credit losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Item 6.   Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	50	Co-founder, chairwoman of our board and chief executive officer of our group
Zhe Yin	48	Co-founder, director and chairman of Gopher Asset Management
Chia-Yue Chang	62	Director
Neil Nanpeng Shen	55	Independent Director
Boquan He	62	Independent director
May Yihong Wu	55	Independent director
Tze-Kaing Yang	68	Independent director
Jinbo Yao	46	Independent director
Zhiwu Chen	60	Independent director
Qing Pan	48	Chief financial officer
Ligao Zhou	47	Chief risk management officer

Ms. Jingbo Wang is one of our Founders and has been our chairwoman and chief executive officer of our group since our inception in August 2005. Ms. Wang has over 21 years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (currently known as Manulife Teda Fund Management Co., Ltd.), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 by China Entrepreneur. In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017. In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University in Sichuan, China.

Mr. Zhe Yin is one of our founders and has been our director since June 2007. Mr. Yin has over 21 years of professional experience in wealth management and asset management industries. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch, with his last position as the foreign exchange product manager of private finance division. From August 2021 to September 2022, Mr. Yin has served as a director of Dalian Zeus Entertainment Co., Ltd., the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354). From November 2017 to June 2021, Mr. Yin served as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd., the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002390). Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China from 2017 to August 2021. He was named as one of the Top 20 China’s Best Private Equity Investors in 2017 and as one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd., a leading financial services technology enterprise in China’s private equity investment industry. Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics in Shanghai, China, in July 1997.

Ms. Chia-Yue Chang has been our director since August 2007. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. She now has been serving as the vice director of Noah Upright since July 2021. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the fairness committee and the sustainable development committee, respectively, of our company. Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University in Taiwan, in June 1983.

Mr. Neil Nanpeng Shen has been our director since January 2016 and has served as our independent director, and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Shen has been the founding managing partner of Sequoia Capital China, since September 2005. Prior to founding Sequoia Capital China, in 1999, Mr. Shen co-founded Trip.com Group Limited, a leading travel service provider in China, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) (previously known as Ctrip.com International, Ltd. (ticker symbol: CTRP)) and the Hong Kong Stock Exchange (stock code: 09961) (“Ctrip”). Mr. Shen served as the president of Ctrip from August 2003 to October 2005 and as the chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group, a leading economy hotel chain company in China, which commenced operations in July 2002 and the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016. Mr. Shen previously held or currently holds directorship in the following listed companies during the three years immediately preceding the date of this annual report: (i) an independent non-executive director of Pinduoduo Inc. from April 2018 to November 2022, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: PDD); (ii) a non-executive director of BTG Hotels (Group) Co., Ltd. since January 2017, the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258); (iii) a non-executive director of Meituan since October 2015, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03690); (iv) a non-executive director of Ninebot Limited since July 2015, the shares of which are listed on the Shanghai Stock Exchange STAR Market (stock code: 689009); (v) an independent non-executive director of Ctrip since October 2008, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) and the Hong Kong Stock Exchange (stock code: 09961); (vi) a non-executive director of China Renaissance Holdings Limited from June 2018 to June 2020, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01911); (vii) a non-executive director of 360 Security Technology Inc. from February 2018 to May 2020, the shares of which are listed on the Shanghai Stock Exchange (stock code: 601360). Mr. Shen received his bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in Shanghai, China, in July 1988 and his master’s degree from Yale University in November 1992.

Mr. Boquan He has been our director since August 2007 and has served as our independent director since October 2011 under applicable U.S. regulations, and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd. since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group, a then renowned food and beverage company which was acquired by Danone Group in 2000. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (ticker symbol: KANG) till its delisting in January 2019, from July 2007 to January 2019. Mr. He received his two-year college graduation certificate from Guangdong Television Public University (currently known as Guangdong Open University) in Guangdong, China, in July 1986.

Ms. May Yihong Wu, has been serving as our independent director since November 2010, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Since July 2019, Ms. Wu has been serving as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Since May 2017, Ms. Wu has been serving as an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1972). Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University in Shanghai, China in July 1989.

Mr. Tze-Kaing Yang has served as our independent director and the chairman of the audit committee of our company since May 2015, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Since January 2015, Mr. Yang has been serving as the chairman and chief executive officer of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He has been serving as the director of (i) ASUSTeK Computer Inc., the shares of which are listed on the Taiwan Stock Exchange (stock code: 2357), since July 2016, (ii) Pegatron Corporation, the shares of which are listed on the Taiwan Stock Exchange (stock code: 4938), since June 2016, and (iii) TTY Biopharm Company Limited, the shares of which are listed on the Taipei Stock Exchange (stock code: 4105), since June 2016. Mr. Yang served as the deputy minister of finance in Taiwan from July 2003 to May 2004, and as acting chairman of Bank of Taiwan from July 2003 to July 2004. He also served as the managing director of Bank of Taiwan, the president of China Development Industrial Bank and also the executive secretary of National Development Fund in Taiwan. Mr. Yang was appointed an adjunct associate professor of the School of Business Management at National Chengchi University from February 2017 to July 2017, and as an adjunct professor of the Guanghua School of Management at Peking University from September 2001 to August 2003. Mr. Yang received his Ph.D. in business administration from National Chengchi University in Taiwan, in June 1987 and his MBA degree from the University of Illinois at Urbana-Champaign in Illinois, the U.S., in August 1982.

Mr. Jinbo Yao has been our independent director since November 2014, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Yao is a pioneer in China’s internet industry. He is the founder and has been serving as the chairman of the board of directors and chief executive officer of 58.com Inc., the shares of which were listed on the New York Stock Exchange (ticker symbol: WUBA) until September 2020, since 2013. Prior to founding 58.com Inc., in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn with his last position as a vice president of sales until May 2001. In September 2001, Mr. Yao co-founded the education company Xueda Education Group, the shares of which were listed on the New York Stock Exchange (ticker symbol: XUE) in November 2010 until its delisting in September 2016. Mr. Yao received his bachelor’s degrees in marine chemistry and computer application from Ocean University of Qingdao (currently known as Ocean University of China) in Shangdong, China in July 1999.

Dr. Zhiwu Chen has served as our independent director since January 2014, and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Dr. Chen has been a faculty member at the University of Hong Kong since July 2016, and is currently serving as a director of the Hong Kong Institute for Humanities and Social Sciences (HKIHSS) and the Centre for Quantitative History (CQH), the chair professor of Finance and Cheng Yu-Tung Professor in Finance at the University of Hong Kong. Dr. Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at School of Economics of Peking University and at School of Social Science and School of Economics and Management of Tsinghua University. In 2001, Dr. Chen also co-founded Zebra Capital Management, L.L.C. and remained with the company with the position as chief investment manager until March 2011. Dr. Chen received research awards including the Graham and Dodd Award in 2013 by Financial Analysts Journal, the Pacesetter Research Award in 1999 by Genetic Metabolic Dietitians International, and the Chicago Board Options Exchange Competitive Research Award in 1994 by Pacific-Basin Finance Journal. Dr. Chen was listed as one of the top ten political influencers in China by Burson-Marsteller’s 2012 “G20 Influencers” report. Dr. Chen was also one of members of the International Advisory Board of the CSRC from August 2012 to November 2019. Since March 2021, Dr. Chen has been serving as an independent non-executive director at Bairong Inc., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06608). Since August 2022, Dr. Chen has been serving as an independent non-executive director at GigaCloud Technology Inc., the shares of which are listed on NASDAQ (ticker symbol: GCT).From July 2015 to October 2018, he served as an independent non-executive Director of IDG Energy Investment Limited (previously known as Shun Cheong Holdings Limited), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00650). From May 2011 to June 2017, he served as an independent non-executive director at PetroChina Company Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00857), the Shanghai Stock Exchange (stock code: 601857) and the New York Stock Exchange (ticker symbol: PTR). From November 2010 to August 2018, he served as an independent non-executive Director of Bank of Communications Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03328) and the Shanghai Stock Exchange (stock code: 601328). Dr. Chen received his Ph.D. in financial economics from Yale University in December 1990, his master’s degree in systems engineering from Changsha Institute of Technology (currently known as National University of Defense Technology) in Hunan, China, in January 1986 and his bachelor’s degree in computer science from Central South University in Hunan, China, in July 1983.

Mr. Qing Pan has been our chief financial officer since November 2019, and, for purposes of the Hong Kong Listing Rules, a joint company secretary. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies’ U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., mainland China, and Hong Kong. From August 2017 to February 2023, Mr. Pan has served as an independent director of JCET Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584). Mr. Pan obtained his master degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor’s degree in teaching Chinese as a foreign language from Beijing Foreign Studies University in Beijing, China, in July 1997.

Mr. Ligao Zhou has been serving as our chief risk management officer since October 2017. Mr. Zhou has 21 years of experience in financial risk management. Prior to joining our group, he worked at JIC Trust Co., Ltd. and served as the head of the Shanghai financial market department (outbound investment division) from September 2016 to September 2017, and the head of risk management department from December 2013 to September 2016. He also served as a risk manager at Ping An Trust Co., Ltd., a subsidiary of Ping An Insurance (Group) Company of China, Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code:02318) and the Shanghai Stock Exchange (stock code: 601318), from July 2002 to August 2013. In each of these prior positions above, Mr. Zhou was primarily responsible for risk management. Mr. Zhou has also been certified as a financial risk manager (FRM) by Global Association of Risk Management in April 2010 and a chartered financial analyst (CFA) by the CFA Institute in March 2015. Since December 2017, Mr. Zhou has been serving as independent director of Shenzhen LEDMY CO., Ltd, a light emitting diode service provider in China, and Nirvana Technology (Guangzhou) Co., Ltd., an omni-channel e-commerce operator in China. Mr. Zhou received his MBA degree from China Europe International Business School in Shanghai, China, in August 2017. He also received his master’s degree in safety technology and engineering in March 2002 and his bachelor’s degree in safety engineering in July 1999, respectively, from Northeastern University in Liaoning, China.

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

B.Compensation

For the fiscal year ended December 31, 2020, 2021 and 2022, we paid an aggregate of approximately RMB16.2 million, RMB40.2 million and RMB23.2 million (US$3.4 million), respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

We currently grant share incentive awards pursuant to our 2022 Share Incentive Plan, or the 2022 Plan. We previously granted awards under our 2008 Share Incentive Plan, or the 2008 Plan, and 2010 Share Incentive Plan, or the 2010 Plan, until those plans were terminated upon the adoption of the 2017 Plan. On December 16, 2022, our shareholders approved a new Share Incentive Plan, or the 2022 Plan, and effective on December 23, 2022 (“Effective Date”). The 2022 Plan replaces our 2017 Plan, and the 2017 Plan shall continue to govern adwards granted prior to Effective Date, but no new awards shall be granted under the 2017 Plan following the Effective Date. The purpose of our share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees and service providers to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the board, employees, and service providers upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent

The 2022 Plan

Under the 2022 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 3,000,000 ordinary shares (the “Scheme Mandate Limite”). Within the Scheme Mandate Limite, the maximum aggregate number of Shares which may be issued pursuant to all Awards to be granted to service providers under the Plan initially as of the date of approval of the Plan shall be 60,000. As of December 31, 2022, no options to purchase ordinary shares or restricted shares had been issued under the 2022 Plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2022 Plan.

●	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash. The vesting period of an award of option shall not be less than 12 months from the date of such award.
●	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our Committee, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our Committee may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
●	Restricted Share Units. A restricted share unit is a grant valued in terms of our ordinary shares, but shares are not issued at the time of the grant. After the recipient of a unit satisfies the vesting requirement, we will distribute shares or the cash equivalent of the number of shares used to value the unit, depending on the terms of the award. Vesting requirements are determined by our Committee, but shall not less than 12 months from the date of grant of such Award.
●	Share Appreciation Right. A share appreciation right is a right granted to receive a payment equal to the excess of the fair market value of a specified number of ordinary shares on the date the award is exercised over the fair market value on the date the award was granted as set forth in the applicable award agreement. Vesting requirements are determined by our Committee, but shall not less than 12 months from the date of grant of such Award.

Plan Administration. The Plan shall be administered by a committee of one or more members of the Board (the “Committee”) to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members. Any grant or amendment of Awards to any Committee member shall then require an affirmative vote of a majority of the Board members who are not on the Committee.

Award Agreement. All options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

Option Exercise Price. The exercise price per Share or ADS subject to an option shall be determined by the Committee at the time the option is granted and set forth in the Award Agreement which may be a price related to the Fair Market Value of the NYSE-traded ADSs (two NYSE-traded ADSs representing one Shares), applicable; provided, however, that the exercise price shall not be less than the higher of (i) the Fair Market Value of an NYSE-traded ADS (two NYSE-traded ADSs representing one Share) on the date of grant (which must be a trading day for the NYSE) and (ii) the average Fair Market Value of an NYSE-traded ADS (two NYSE-traded ADSs representing one Share) for the five trading days for the NYSE immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

Eligibility. Persons eligible to participate in this Plan include employee participants, related entity participants, and service providers, as determined by the Committee.

Service Provider. Includs but not limited to any consultant, independent contractor or agent who (i) provides advisory services, consultancy services, sales and marketing services, technology services, administrative services to the Company as consultants, independent contractors or agents where the continuity and frequency of their services are akin to those of employees, (ii) provides services in the wealth and asset management industry related projects of the Group, or (iii) provides advisory services and consultancy services after stepping down from an employment or director position with the Group, but excluding placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and professional service providers, such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity.

Term of the Awards. The term of each grant of option or restricted shares shall be determined by the Committee.

Vesting Schedule. In general, the Committee determines the vesting schedule, which is set forth in the Award Agreement, and shall not less than 12 months from the date of grant of such Award.

Transfer Restrictions. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the delivery of such Shares to the Participant. The Committee, in its discretion, may impose restrictions on Shares acquired pursuant to the exercise of an Option as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares, forfeiture restrictions and such other factors as the Committee determines to be appropriate.

Termination. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 ordinary shares. As of December 31, 2022, there were 645,823 options to purchase ordinary shares outstanding, and 89,855 restricted shares had been issued and were outstanding under the 2017 Plan.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2017 Plan.

●	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash.
●	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
●	Restricted Share Units. A restricted share unit is a grant valued in terms of our ordinary shares, but shares are not issued at the time of the grant. After the recipient of a unit satisfies the vesting requirement, we will distribute shares or the cash equivalent of the number of shares used to value the unit, depending on the terms of the award. Vesting requirements are determined by our plan administrator.
●	Share Appreciation Right. A share appreciation right is a right granted to receive a payment equal to the excess of the fair market value of a specified number of ordinary shares on the date the award is exercised over the fair market value on the date the award was granted as set forth in the applicable award agreement. Vesting requirements are determined by our plan administrator.

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

The following table summarizes, as of December 31, 2022, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2017 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price -
	Options	(US$/
Name	Awarded	ADS)	Date of Grant	Date of Expiration
Jingbo Wang	*	37.63	September 1, 2018	September 1, 2028
Zhe Yin	*	37.63	September 1, 2018	September 1, 2028
Chia-Yue Chang	*	37.63	September 1, 2018	September 1, 2028
Qing Pan	*	37.63	September 1, 2018	September 1, 2028
Ligao Zhou	*	37.63	September 1, 2018	September 1, 2028
Jingbo Wang	*	14.53	July 13, 2022	July 13, 2032
Zhe Yin	*	14.53	July 13, 2022	July 13, 2032
Qing Pan	*	14.53	July 13, 2022	July 13, 2032
Ligao Zhou	*	14.53	July 13, 2022	July 13, 2032
Other Individuals as a Group	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	23.68	December 1, 2020	December 1, 2034
Other Individuals as a Group	*	35.52	April 6, 2021	April 6, 2035
Other Individuals as a Group	*	35.52	April 12, 2021	April 12, 2031
Other Individuals as a Group	*	35.52	April 26, 2021	April 26, 2035
Other Individuals as a Group	*	35.24	June 2, 2021	June 2, 2031
Other Individuals as a Group	*	30.88	August 25, 2021	August 25, 2031
Other Individuals as a Group	*	29.70	October 25, 2021	October 25, 2031
Other Individuals as a Group	*	14.53	July 13, 2022	July 13, 2032
Other Individuals as a Group	*	10.57	October 3, 2022	October 3, 2033
Other Individuals as a Group	*	10.50	November 1, 2022	November 1, 2033

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2022, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Restricted Shares	Date of Issuance
Tze-Kaing Yang	*	August 29, 2021
Zhiwu Chen	*	December 14, 2021
May Yihong Wu	*	November 16, 2022
Other Individuals as a Group	*	August 10, 2020
Other Individuals as a Group	*	November 11, 2020
Other Individuals as a Group	*	December 1, 2020

Notes:

*	Less than 1% of our total outstanding share capital.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of December 31, 2022, options to purchase an aggregate of 279,650 ordinary shares have been granted and were outstanding and no restricted shares had been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of December 31, 2022, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

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
C.Board Practices

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. Jingbo Wang, Dr. Zhiwu Chen and Ms. May Yihong Wu, and is chaired by Ms. Jingbo Wang. Each of Dr. Zhiwu Chen and Ms. May Yihong Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Each directors shall hold office until the expiration of his term and until his successor shall have been elected and qualified. Our directors, including those appointed for a specific term, are subject to retirement by rotation at least once every three years. A director may be removed from office at any time by an ordinary resolution of our shareholders before the expiration of his term. A director’s office will be vacated if such director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to our memorandum and articles of association or the laws of Cayman Islands.

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.Employees

We had 2,960, 3,148 and 2,884 employees as of December 31, 2020, 2021 and 2022, respectively, including 1,231, 1,316 and 1,276 relationship managers during the same periods, respectively. The following table sets forth the breakdown of our full-time employees by function as of December 31, 2022:

	Number of
Business Segments	Employees	% of Total
Wealth management	510	17.7
Relationship managers	1,276	44.2
Asset management	161	5.6
Overseas	207	7.2
Research and development	344	11.9
Risk management and compliance	88	3.1
Administrative support	298	10.3
Total	2,884	100.0%

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of December 31, 2022, we had 31,301,932 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficailly owned
	Number	%
Directors and Executive Officers:
Jingbo Wang(1)	6,837,644	21.8
Zhe Yin(2)	1,701,800	5.4
Boquan He(3)	1,639,872	5.2
Chia-Yue Chang(4)	2,064,051	6.6
Neil Nanpeng Shen(5)	1,852,261	5.9
May Yihong Wu	*	*
Tze-Kaing Yang	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Qing Pan	*	*
Ligao Zhou	*	*
All Directors and Officers as a Group	14,224,595	45.4
Principal Shareholders:
Jing Investors Co., Ltd.(6)	6,805,144	21.7
Yiheng Capital Partners, L.P. (7)	3,359,861	10.7
FIL Limited(8)	2,468,706	7.9
Jia Investment Co., Ltd.(9)	2,064,051	6.6
Yin Investment Co., Ltd.(10)	1,701,800	5.4
Investment funds affiliated with Sequoia Capital China(11)	1,650,000	5.3
Quan Investment Co., Ltd.(12)	1,639,872	5.2

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	Represents 6,805,144 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang and 32,500 ordinary shares owned by Jingbo Wang.
(2)	Represents 1,701,800 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(3)	Represents 1,639,872 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(4)	Represents 2,064,051 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang
(5)	Includes certain shares held by investment funds affiliated with Sequoia Capital China. See footnote 11 below.

(6)	Jing Investors Co., Ltd., or Jing Investors, is a British Virgin Islands company wholly owned by Ark Trust (Hong Kong) Limited, or Ark Trust, in its capacity as trustee of the Jing Family Trust, or the Trust, constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 6,805,144 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 3,359,861 ordinary shares beneficially owned by Yiheng Capital Partners, L.P. as of December 31, 2022, as reported in a Schedule 13G jointly filed by Yiheng Capital Management, LP, Yiheng Capital, LLC and Yiheng Capital Partners, L.P., among other reporting persons, with the SEC on February 14, 2023. Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(8)	Represents 2,468,706 ordinary shares beneficially owned by FIL Limited, or FIL, and its direct and indirect subsidiaries as of December 31, 2022, as reported in a Schedule 13G filed by FIL Limited with the SEC on February 9, 2023. FIL is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(9)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Coastal Building, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd., or Yin Investment, is a British Virgin Islands company wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Safe Harbor Trust (the “Trust”) constituted under the laws of Hong Kong, with Mr. Yin Zhe as the settlor and Mr. Yin Zhe and his family members as the beneficiaries. Yin Investment is directly wholly owned by Rhythm Profit Investment Limited, a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust may be considered to indirectly hold the shares of Yin Investment. However, the Trustee disclaims beneficial ownership of all such shares. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Yin Investment except upon written instruction by Mr. Yin Zhe, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associateswholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)	Represents 1,650,000 ordinary shares in the form of ADSs held by Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and other affiliates of Sequoia Capital China. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.
(12)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of December 31, 2022, 17,773,145 of our ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our ordinary shares in the United States.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

During the years ended December 31, 2020, 2021 and 2022, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Asset Management	129,823	140,522	63,809	9,251
Recurring service fees
Investee funds of Gopher Asset Management	927,611	871,618	768,161	111,373
Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”)	—	463	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	12,411	26,488	16,791	2,434
Investee funds of Gopher GP	302,431	323,691	377,274	54,700
Total recurring service fees	1,242,453	1,222,260	1,162,226	168,507
Performance-based income
Investee funds of Gopher Asset Management	140,050	166,580	51,304	7,438
Investee funds of Gopher GP	68,946	225,710	74,224	10,762
Total performance-based income	208,996	392,290	125,528	18,200
Other service fees
Investee funds of Gopher Assets	3,425	5,945	—	—
Investee funds of Gopher GP	86	—	—	—
Total other service fees	3,511	5,945	—	—
Total	1,584,783	1,761,017	1,351,563	195,958

As of December 31, 2021 and 2022, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Investee funds of Gopher Assets	320,623	317,969	46,101
Investee funds of Gopher Capital GP Ltd.	97,378	108,090	15,672
Total in gross amounts	418,001	426,059	61,773
Less: allowance for credit losses	(17,343)	(11,872)	(1,721)
Total in net amounts	400,658	414,187	60,052

As of December 31, 2021 and 2022, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Investee funds of Gopher Assets	18,850	13,940	2,021
Investee funds of Gopher Capital GP Ltd.	44,666	29,091	4,217
Total in gross amounts	63,516	43,031	6,238
Less: allowance for credit losses	(12,785)	(13,794)	(2,000)
Total in net amounts	50,731	29,237	4,238

The terms of the loans are due on demand and most of the loans are interest free.

As of December 31, 2021 and 2022, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Investee funds of Gopher Asset Management	16,373	10,325	1,497
Investee funds of Gopher GP	738	611	89
Total	17,111	10,936	1,586

During the years ended December 31, 2020, 2021 and 2022, donation made to Shanghai Noah Charity Fund were RMB2.8 million, RMB3.5 million and RMB3.2 million, respectively.

During the years ended December 31, 2020, 2021 and 2022 we paid RMB6.0 million, RMB9.2 million and RMB5.5 million as service fees to Dingnuo for development of an online mutual fund work station for our relationship managers and one-stop service platform for private equity fund managers, respectively.

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

Camsing Incident

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

As a gesture of goodwill, we voluntarily made an ex gratia settlement offer (the “Offer”) to affected clients. An affected client who accepted the offer shall receive restricted share units (“RSUs”) that become an ordinary shares holder of our company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

As approved by our Board, new ordinary shares not exceeding 1.6% of the share capital of our company may be issued under the settlement plan annually for ten consecutive years. As of December 31, 2022, 595 of the total of 818 affected clients (approximately 72.7%) had accepted the Offer, representing RMB2.6 billion (US$0.4 billion) (approximately 75.4%) of the total amount of outstanding Camsing Accounts Receivables. The maximum number of ordinary shares to be issued by our company to these 595 affected clients accounted for approximately 9.3% of the total issued ordinary shares of our company as of December 31, 2022. As of the December 31, 2022, 284,394 RSUs have been vested by the affected clients who accepted the Offer.

We recorded share-based settlement expenses of RMB1,290.8 million for the year ended December 31, 2020 based on the fair value of the RSUs issued to affected clients under the Offer. As we do not preclude the possibility of reaching settlement with such affected clients in the future on similar terms, RMB530.4 million was recorded as contingent liabilities as of December 31, 2020.

Based on the difference between the fair value of the RSUs to be issued under the Offer in 2021 and the corresponding contingent liabilities accrued as of December 31, 2020, we recorded share-based settlement expenses in the amount of RMB19.9 million for the year ended December 31, 2021, and the contingent liabilities for unsettled affected clients was RMB433.3 million as of December 31, 2021. There was no new settlement in 2022.

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

Other Incident

In December 2022, we received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by us as both the First Instance Court and the Appellate Court dismissed the Plaintiff’s case.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While we held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded.

Based on advice from the our PRC counsel to this civil lawsuit, we believe that the First-instance Ruling was reached based on incomplete factual information. The Defendant has already initiated the appeal process with respect to the First-instance Ruling, and intends to vigorously defend against the civil claim from the Plaintiff. As of December 31, 2022, we have reserved a contingent liability of RMB99.0 million (US$14.4 million) for the judgement in the First-instance Ruling, which remains subject to appeal and applicable post-judgment proceedings.

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

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. On August 10, 2022, our board of directors approved and adopted the following dividend policy (the “Dividend Policy”), which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022. According to the Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 10% of the our non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend will be subject to the Shareholders’ approval. We may declare and pay dividends by way of cash or by other means that our board of directors considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by us in respect of our future dividend and/or in no way obligate us to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our ADS holders will be paid to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depository Shares.”

On March 28, 2023, we announced that our board of directors recommended a final dividend in cash of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per ordinary share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of ordinary shares of the company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022 to our shareholders who are entitled to dividends. This recommendation is subject to the approval by our shareholders at the annual general meeting to be held on or around June 12, 2023. If the proposed final dividend is approved by our shareholders, we expect to pay such dividend by August 31, 2023.

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

Our ordinary shares have been listed on the Hong Kong Stock Exchange since July 13, 2022 under the stock code “6686”.

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

Registered Office and Objects

The registered office of our company is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands as of the date of this annual report, and may be relocated to such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board practices—Board of Directors.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of our company. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than an aggregate of one-tenth of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors. An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote, in person or by proxy, in a general meeting, while a special resolution requires the affirmative vote of no less than three fourths of the votes cast by the shareholders entitled to vote, in person or by proxy, in a general meeting. A special resolution is required for important matters such as a change of name or amendments to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares, and canceling any authorized but unissued shares.

Transfer of Shares. Our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in writing and executed by or on behalf of the transferor (and if our board of directors require, the transferee).

Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares, (c) the instrument of transfer is properly stamped, if required, (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of the Company, and (f) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

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

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, all or any of the special rights attached to any class or series of shares may be varied either with the written consent of the holders of not less than three-fourths in the nominal value of the issued shares of that class or series or with the sanction passed at a general meeting of the holders of the shares of that class or series by shareholders holding shares representing three-fourths in nominal value of the issue shares of that class present in person or by proxy and voting at such general meeting.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association have the potential to discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	subject to the requirements under the Hong Kong Listing Rules, authorize our board of directors to issue Shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Shares held by existing Members, at such times and on such other terms as they think proper; and
●	limit the ability of shareholders to call general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders. Shareholders’ meetings may be convened by our board of directors. An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. A quorum for a meeting of shareholders consists of members holding not less than an aggregate of one-tenth of all voting share capital of our company present in person or by proxy.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Foreign Exchange.”

E.	Taxation

The following summaries of certain material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares are based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The below summaries are subject in all circumstances to the limitations set forth herein and below. In addition, the below summaries do not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2022.

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

U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (as defined in the Code) who have the authority to control all of its substantial decisions or (B) that has otherwise elected to be treated as a U.S. person (as defined in the Code).

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

ADSs

For U.S. federal income tax purposes, a U.S. Holder of our ADSs should be treated as the beneficial owner of the underlying shares represented by such ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawal of shares for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2022. We believe we were also a PFIC for our taxable year ended December 31, 2020, but do not believe we were a PFIC for our taxable year ended December 31, 2021. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we treat the Consolidated Affiliated Entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, then the nature and composition of our income and assets would change and we would likely be treated as a PFIC for one or more taxable years.

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

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2020 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during a U.S. Holder’s holding period for our ADSs or ordinary shares, then, absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC in subsequent taxable years, on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years to the U.S. Holder or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC with respect to a U.S. Holder for any taxable year (as we believe we were for our taxable year ended December 31, 2020 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during such U.S. Holder’s holding period for our ADSs or ordinary shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity that is a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

Mark-to-Market Election

If we are a PFIC with respect to a U.S. Holder for any taxable year (as we believe we were for our taxable year ended December 31, 2020 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during such U.S. Holder’s holding period for our ADSs or ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, so long as our ADSs remain listed on the New York Stock Exchange and are regularly traded, we expect that a mark-to-market election would be available to a U.S. Holder of our ADSs for each taxable year that we are a PFIC, but no assurances are given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include in gross income as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in such ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a taxable year for which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC.

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

Qualified Electing Fund Election

In certain circumstances, a shareholder in a PFIC may avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund” election to be taxed currently on its share of the PFIC’s undistributed income. However, if we were a PFIC (as we believe we were for our taxable year ended December 31, 2020 and December 31, 2022 (but not our taxable year ended December 31, 2021)), a U.S. Holder would be able to make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agreed to furnish the U.S. Holder annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information necessary for U.S. Holders to make qualified electing fund elections.

Deemed Sale Election

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2020 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during a U.S. Holder’s holding period for our ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election.

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. As previously noted, we believe that we were a PFIC for our taxable year ended December 31, 2022.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR THE TAXABLE YEAR ENDED DECEMBER 31, 2022 ON THEIR INVESTMENT IN OUR ADSS OR ORDINARY SHARES, AS WELL AS THE ASSOCIATED REPORTING REQUIREMENTS AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

A non-corporate U.S. Holder generally will be subject to tax on dividends received from a “qualified foreign corporation” at the reduced U.S. federal tax rate applicable to “qualified dividend income,” rather than the marginal tax rates applicable to ordinary income, provided that certain holding period and other requirements are met. If we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs or ordinary shares, provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2022.

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

Dividends will be treated as foreign-source income, and generally will constitute passive income or in certain cases, general category income, for foreign tax credit purposes. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax, if applicable. See “—People’s Republic of China Taxation” above. Subject to applicable limitations, which vary depending upon each U.S. Holder’s particular circumstances, if PRC taxes are withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits), such withheld PRC taxes generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and recently issued Treasury Regulations have introduced additional requirements and limitations to the foreign tax credit rules. U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such withheld PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

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

J.Annual Report to Security Holders

Not applicable.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2022, we had an Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$470.2 million and a U.S. dollar denominated cash balance of US$168.3 million. Assuming we had converted the U.S. dollar denominated cash balance of US$168.3 million as of December 31, 2022 into RMB at the exchange rate of US$1.00 for RMB6.8972 as of December 30, 2022, this cash balance would have been RMB 1,160.6 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2022, we had RMB243.3 million (US$35.3 million) invested in debt products with a weighted average duration of approximately 0.1 years.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in 2020, 2021 and 2022 was 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Item 12.   Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;
●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

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

The depositary may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of ordinary shares and may sell for the account of a holder any or all of the ordinary shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB2.9 million (US$426.7 thousand) in 2022.

Conversion between ADSs and Shares Trading in Hong Kong

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 20 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council (AFRC) (formerly known as Financial Reporting Council (FRC));
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.13% payable by each of the buyer and seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong;

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Shares in his or her stock account or in his or her designated Central Clearing and Settlement System participant’s stock account maintained with the Central Clearing and Settlement System, or CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

Conversion between ADSs and Shares Trading in Hong Kong

In connection with the listing of our ordinary shares in Hong Kong, we have established a branch register of members in Hong Kong (the “Hong Kong share register”), which will be maintained by its Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members (the “Cayman share register”) will continue to be maintained by its Principal Share Registrar, Maples Fund Services (Cayman) Limited.

All ordinary shares offered in our Hong Kong public offering are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

In connection with the Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and ordinary shares and trading between the NYSE and the Hong Kong Stock Exchange, we moved a portion of our issued ordinary shares that are represented by ADSs from our Cayman share register to our Hong Kong share register.

Our ADSs

Our ADSs are traded on the NYSE. Dealings in our ADSs on the NYSE are conducted in U.S. Dollars.

ADSs may be held either:

●	directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or
●	indirectly, through the holder’s broker or other financial institution.

The depositary for the Company’s ADSs is Citibank, N.A., whose office is located at 388 Greenwich Street, New York, New York, 10013.

Converting Ordinary Shares Trading in Hong Kong to ADSs

An investor who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the ordinary shares with the depositary’s Hong Kong custodian, Citibank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

A deposit of ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If ordinary shares have been deposited with CCASS, the investor must transfer ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.
●	If ordinary shares are held outside CCASS, the investor must arrange to deposit his or her ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.

●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw ordinary shares from the Company’s ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from the Company’s ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong or Cayman share registers are closed or at any time if the depositary or our Company determines it advisable to do so or it would violate any applicable law or the depositary’s policies or procedures.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into the Company’s ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and for each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the Company’s ADS program.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Upon our lising on the Hong Kong Stock Exchange, all the Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and and we will cease to have a dual-class voting structure. On December 23, 2022, we adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the shelf registration statement on Form F- 3 (File Number: 333- 265732) filed on June 21, 2022 and prospectus supplements filed on June 29 and July 7, 2022, respectively, relating to our global offering in connection with the Hong Kong listing in 2022. We offered and sold 1,152,160 ordinary shares at an initial offering price of HK$292.00 per ordinary share, including the partial exercise of the over-allotment option by the joint global coordinators, on behalf of the international underwriters, of 52,160 ordinary shares. Goldman Sachs (Asia) L.L.C. was the sole sponsor and sole representative for the global offering. Goldman Sachs (Asia) L.L.C., BOCI Asia Limited and DBS Asia Capital Limited were joint global coordinators, joint bookrunners and joint lead managers for the global offering. Futu Securities International (Hong Kong) Limited was a joint bookrunner and joint lead manager for the global offering.

We raised approximately US$40.2 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses, including the net proceeds we received from the partial exercise of the over-allotment option by the international underwriters. As of December 31, 2022, we did not use any of the net proceeds from our global offering. We plan to use the net proceeds to further develop our wealth management business and asset management business, selectively pursue potential investments, invest in our in-house technology across all business lines, for our overseas expansion, and for general corporate purposes.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2022.

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated March 28, 2023 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

March 28, 2023

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2021	2022

	(RMB’000)
Audit fees(1)	8,600	9,950
Audit-related fees(2)	3,532	5,290
Tax and other fees(3)	285	1,752

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our comparative interim financial statements and the PRC statutory audits of certain of our subsidiaries and the consolidated affiliated entities.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees, including the services provided for the issuance of our ordinary shares of our secondary listing on the Hong Kong Stock Exchange.
(3)	“Tax and other fees” represents aggregate fees for professional services performed in connection with tax planning, tax compliance and other consulting service fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 12, 2017, our board of directors approved an extension of our previously approved share repurchase program for one year from July 8, 2017 and authorized us to repurchase up to US$50 million worth of our issued and outstanding ADSs, or the 2017 Share Repurchase Program. As of December 31, 2022, we had repurchased no ADSs under the 2017 Share Repurchase Program.

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

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We currently rely on home country practice exemption with respect to the requirement of having a corporate governance and nominating committee composed entirely of independent directors. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs and Ordinary Shares-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.”

Other than the practice described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NYSE corporate governance standards.

Item 16H.  Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

On April 12, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

As of the date of this annual report, to our best knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Noah Holdings Limited or the Consolidated Affiliated Entities in China, (ii) no governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in Noah Holdings Limited or the Consolidated Affiliated Entities, (iii) none of the members of the board of directors of Noah Holdings Limited or our operating entities, including the Consolidated Affiliated Entities, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Noah Holdings Limited or the Consolidated Affiliated Entities contains any charter of the Chinese Communist Party.

Item 16J.  Insider trading policies

Not applicable.

PART III

Item 17.  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements

The consolidated financial statements of Noah Holdings Limited and its subsidiaries and consolidated entities are included at the end of this annual report.

Item 19.  Exhibits

Exhibit Number	Description of Document

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s current report on Form 6-K furnished to the Commission on December 22, 2022 (File No. 001-34936))

2.1

Registrant’s Specimen Certificate for Ordinary Shares under the Cayman Islands Share Registrar (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form F-1, as amended (File No. 333-170055), initially filed with the Commission on October 20, 2010)

2.2

Registrant’s Specimen Certificate for Ordinary Shares under the Hong Kong Share Registrar (incorporated herein by reference to Exhibit 4.1 to the Registrant’s current report on Form 6-K furnished to the Commission on July 5, 2022 (File No. 001-34936))

2.3	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Form 424B3 (File No. 333- 170167) filed with the Commission on December 23, 2022)

2.4

Deposit Agreement among the Registrant, the depositary and holders and beneficial holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171541), as amended, filed with the Commission on January 5, 2011)

2.5

Amendment No. 1 to the Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No.1 to the registration statement on Form F-6 (File No. 333-170167) filed with the Commission on March 15, 2016)

2.6

Amended and Restated Shareholders Agreement between the Registrant and other parties therein dated June 30, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

2.7*	Description of Registrant’s Securities

4.1	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-222342) filed with the Commission on December 29, 2017)

4.2	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-268978) filed with the Commission on December 23, 2022)

4.3

Form of Indemnification Agreement between the Registrant and its Directors and Officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

Exhibit Number	Description of Document

4.4

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.5

English translation of the Exclusive Option Agreement between Shanghai Noah Investment (Group) Co., Ltd. and shareholders of Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.6

English translation of the Exclusive Support Service Contract between Shanghai Noah Investment Management Co., Ltd. and Shanghai Noah Investment (Group) Co., Ltd. (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.7

English translation of the form of Power of Attorney issued by shareholders of Shanghai Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.8

English translation of the Share Pledge Agreement between Shanghai Noah Investment (Group) Co., Ltd. and shareholders of Noah Investment Management Co., Ltd. (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

4.9

English translation of Loan Agreement between Jingbo Wang, Zhe Yin, Xinjun Zhang, Yan Wei, Boquan He, Qianghua Yan and Shanghai Noah Investment (Group) Co., Ltd. (formerly known as Shanghai Noah Rongyao Investment Consulting Co., Ltd.), dated December 26, 2013 (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on March 24, 2014)

4.10

English translation of the Acquisition Agreement among Noah Kekong (Shanghai) Enterprise Management Co., Ltd., Ningbo Meishan Free Trade Port Xinting Investment Partnership (Limited Partnership), Nanchang Qingting Asset Management Co., Ltd., United Win (China) Technology Limited, Shanghai Qingting SunnyWorld Real Estate Co., Ltd., New World (Qingdao) Real Estate Co., Ltd., Qi Hongbo and Lin Xia, dated May 9, 2021 (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (File No. 001-34936), as amended, initially filed with the Commission on April 6, 2022)

8.1*	List of Significant Consolidated Entities

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Accounting Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Accounting Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Description of Document
15.4*	Submission under Item 16.I.(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairwoman and Chief Executive Officer

Date: April 24, 2023

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2020 2021 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Allowance for credit losses — Loan receivables — Refer to Notes 2(x) and 11 to the financial statements

Critical Audit Matter Description

As of December 31, 2022, the Company’s allowance of credit losses on loan receivables (“ACLL”) was RMB93.9 million, represents management’s best estimate of losses inherent in the loan receivables. The Company estimated expected loss for loans with different risk charateristics by using a method which involves the probability of default and loss given default assumption derived from applicable statistical models. The methodology requires the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models.

Given the significant amount of judgment required by management to estimate the ACLL, performing audit procedures to evaluate the reasonableness of the estimated ACLL required a high degree of audit judgment and increased effort, including the need to involve our credit specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s ACLL included the following, among others:

●	We tested the design and operating effectiveness of controls implemented by the Company related to the estimation of ACLL, including the appropriateness of the models applied, the reasonableness of the assumptions utilized and the qualitative factors considered.
●	On a sample basis, we tested the accuracy and completeness of the loan-level information and the internal historical data used.
●	With the assistance of our specialists, we (i) evaluated the appropriateness of the statistical models utilized by the management, (ii) evaluated the relevance and appropriateness of internal and external information applied in the models and (iii) tested the mathematical accuracy of management’s calculation.
●	We inspected management’s documentation supporting the use of qualitative factors and analyzed the reasonableness of such factors.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 28, 2023

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company and our report dated March 28, 2023 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 28, 2023

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	3,404,603	4,403,915	638,508
Restricted cash	510	23,203	3,364
Short-term investments (including short-term investments measured at fair value of RMB63,515 and RMB295,319 as of December 31, 2021 and 2022, respectively)	92,803	315,979	45,813
Accounts receivable, net of allowance for credit losses of RMB458 and RMB3,647 as of December 31, 2021 and 2022, respectively	808,029	498,106	72,219
Amounts due from related parties, net of allowance for credit losses of RMB30,128 and RMB25,666 as of December 31, 2021 and 2022, respectively	451,389	443,424	64,290
Loan receivables, net of allowance for credit losses of RMB93,926 and RMB93,859 as of December 31, 2021 and 2022, respectively	595,766	465,780	67,532
Other current assets	163,710	166,739	24,175
Total current assets	5,516,810	6,317,146	915,901
Long-term investments (including long-term investments measured at fair value of RMB457,284 and RMB706,413 as of December 31, 2021 and 2022, respectively)	668,572	774,095	112,232
Investment in affiliates	1,402,083	1,491,820	216,293
Property and equipment, net	2,580,935	2,486,317	360,482
Operating lease right-of-use assets, net	223,652	168,192	24,386
Deferred tax assets	335,905	436,441	63,278
Other non-current assets, net of allowance for credit losses of RMB4,000 and nil as of December 31, 2021 and 2022, respectively	161,832	124,124	17,996
Total Assets	10,889,789	11,798,135	1,710,568
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	946,547	668,953	96,989
Income tax payable	190,260	126,848	18,391
Deferred revenues	63,631	67,967	9,854
Contingent liabilities	433,345	568,018	82,355
Other current liabilities	649,255	473,175	68,604
Total current liabilities	2,283,038	1,904,961	276,193
Deferred tax liabilities	234,134	249,768	36,213
Operating lease liabilities, non-current	130,956	83,171	12,059
Other non-current liabilities	100,020	59,760	8,664
Total Liabilities	2,748,148	2,297,660	333,129

Contingencies (Note 20)

Shareholders’ equity:
Ordinary shares (US$0.0005 par value): 91,394,900 Class A ordinary shares authorized, 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021 and 100,000,000 ordinary shares authorized, 31,945,575 shares issued and 31,301,932 shares outstanding as of December 31, 2022	76	105	15
8,605,100 shares and nil Class B ordinary shares authorized, 8,315,000 and nil shares issued and outstanding as of December 31, 2021 and 2022, respectively	28	—	—
Treasury stock (919,515 and nil ordinary shares as of December 31, 2021 and 2022, respectively)	(541,379)	—	—
Additional paid-in capital	3,534,741	3,803,183	551,410
Retained earnings	5,187,323	5,604,954	812,642
Accumulated other comprehensive loss	(140,014)	(2,546)	(370)
Total Noah Holdings Limited shareholders’ equity	8,040,775	9,405,696	1,363,697
Non-controlling interests	100,866	94,779	13,742
Total Shareholders’ Equity	8,141,641	9,500,475	1,377,439
Total Liabilities and Equity	10,889,789	11,798,135	1,710,568

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	679,014	1,130,894	617,636	89,549
Recurring service fees	700,157	913,700	768,980	111,492
Performance-based income	180,529	391,903	184,048	26,684
Other service fees	196,151	161,982	223,441	32,396
Total revenues from others	1,755,851	2,598,479	1,794,105	260,121
Revenues from funds Gopher manages
One-time commissions	129,823	140,522	63,809	9,251
Recurring service fees	1,230,042	1,195,309	1,145,435	166,072
Performance-based income	208,996	392,290	125,528	18,200
Total revenues from funds Gopher manages	1,568,861	1,728,121	1,334,772	193,523
Total revenues	3,324,712	4,326,600	3,128,877	453,644
Less:VAT related surcharges	(18,886)	(33,506)	(28,505)	(4,133)
Net revenues	3,305,826	4,293,094	3,100,372	449,511
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(613,999)	(920,896)	(497,147)	(72,080)
Performance-based compensation	(85,413)	(158,043)	(7,039)	(1,021)
Other compensations	(804,600)	(1,089,941)	(937,696)	(135,953)
Total compensation and benefits	(1,504,012)	(2,168,880)	(1,441,882)	(209,054)
Selling expenses	(271,692)	(437,131)	(349,014)	(50,602)
General and administrative expenses	(277,879)	(383,321)	(235,319)	(34,118)
(Provision for) reversal of credit losses	(8,083)	(112,959)	424	61
Other operating expenses, net	(99,040)	(107,844)	(115,653)	(16,768)
Government subsidies	113,356	115,939	129,521	18,779
Total operating cost and expenses	(2,047,350)	(3,094,196)	(2,011,923)	(291,702)
Income from operations	1,258,476	1,198,898	1,088,449	157,809
Other (expenses) income:
Interest income	67,317	71,866	61,416	8,904
Investment (loss) income	(86,369)	65,426	85,554	12,404
Settlement expenses	(1,828,907)	(19,908)	—	—
Contingent litigation expenses	—	—	(99,000)	(14,354)
Other income (expense)	4,164	(18,240)	13,130	1,904
Total other (expenses) income	(1,843,795)	99,144	61,100	8,858
(Loss) income before taxes and income from equity in affiliates	(585,319)	1,298,042	1,149,549	166,667
Income tax expense	(258,460)	(293,940)	(267,108)	(38,727)
Income from equity in affiliates	100,257	301,979	89,148	12,925
Net (loss) income	(743,522)	1,306,081	971,589	140,865
Less: net income (loss) attributable to non-controlling interests	1,703	(8,050)	(4,982)	(722)
Net (loss) income attributable to Noah Holdings Limited shareholders	(745,225)	1,314,131	976,571	141,587
Net (loss) income per share:
Basic	(24.02)	39.12	28.58	4.14
Diluted	(24.02)	38.90	28.56	4.14
Weighted average number of shares used in computation:
Basic	31,020,439	33,585,818	34,166,016	34,166,016
Diluted	31,020,439	33,781,773	34,198,071	34,198,071

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive (Loss) Income

(Amount in Thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net (loss) income	(743,522)	1,306,081	971,589	140,865
Other comprehensive (loss) income , net of tax
Foreign currency translation adjustments	(176,910)	(60,851)	137,555	19,944
Fair value fluctuation of available-for-sale investments, net of tax of nil (Note 4)	771	—	—	—
Total other comprehensive (loss) income , net of tax	(176,139)	(60,851)	137,555	19,944
Comprehensive (loss) income	(919,661)	1,245,230	1,109,144	160,809
Less: comprehensive income (loss) attributable to non-controlling interests	1,727	(8,001)	(4,895)	(710)
Comprehensive (loss) income attributable to Noah Holdings Limited shareholders	(921,388)	1,253,231	1,114,039	161,519

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

										Total Noah
									Accumulated	Holdings
							Additional		Other	Limited		Total
	Class A		Class B				Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling	Shareholders’
	Ordinary Shares[2]		Ordinary Shares		Treasury Stock		Capital	Earnings	(Loss) Income	Equity	Interests	Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	22,484,657	75	8,315,000	28	—	—	2,181,323	4,734,992	97,049	7,013,467	861,493	7,874,960
Net loss	—	—	—	—	—	—	—	(745,225)	—	(745,225)	1,703	(743,522)
Share-based compensation	—	—	—	—	—	—	59,789	—	—	59,789	—	59,789
Vesting of restricted shares	75,253	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of options	134,639	1	—	—	—	—	33,371	—	—	33,372	—	33,372
Restricted share units for settlement (Note 15)	78,993	—	—	—	—	—	1,290,811	—	—	1,290,811	—	1,290,811
Other comprehensive income (loss)-foreign currency translation adjustments	—	—	—	—	—	—	—	—	(176,934)	(176,934)	24	(176,910)
Other comprehensive income-change in fair value of available-for-sale investments	—	—	—	—	—	—	—	—	771	771	—	771
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(90,849)	(90,849)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,417	1,417
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(28,335)	(28,335)
Disposal of a subsidiary (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(649,220)	(649,220)
Repurchase of ordinary shares	—	—	—	—	(544,202)	(290,913)	—	—	—	(290,913)	—	(290,913)
Acquisition of non-controlling interests in subsidiaries	—	—	—	—	—	—	373	—	—	373	(4,373)	(4,000)
Balance at December 31, 2020	22,773,542	76	8,315,000	28	(544,202)	(290,913)	3,565,667	3,989,767	(79,114)	7,185,511	91,860	7,277,371
Net income	-	—	—	—	-	-	-	1,314,131	-	1,314,131	(8,050)	1,306,081
Share-based compensation	-	—	—	—	-	-	51,037	-	-	51,037	-	51,037
Treasury stock reissued for vesting of restricted shares, net	-	—	—	—	57,064	32,557	(5,700)	(26,857)	-	-	-	-
Treasury stock reissued for stock options exercised, net	-	—	—	—	37,606	21,456	(3,748)	(6,594)	-	11,114	-	11,114
Treasury stock reissued for settlement, net (Note 15)	-	—	—	—	102,700	58,594	95,339	(48,336)	-	105,597	-	105,597
Other comprehensive income (loss)-foreign currency translation adjustments	-	—	—	—	-	-	-	-	(60,900)	(60,900)	49	(60,851)
Receipt of employees’ shares to satisfy tax withholding obligations related to share-based compensation	-	—	—	—	(89,572)	(34,788)	-	-	-	(34,788)	-	(34,788)
Non-controlling interest capital injection	-	—	—	—	-	-	15,689	-	-	15,689	27,674	43,363
Divestment of non-controlling interests	-	—	—	—	-	-	3,547	-	-	3,547	(14,190)	(10,643)
Impact of acquisition (Note 2(b))	-	—	—	—	-	-	-	-	-	-	1,012	1,012
Distributions to non-controlling interests	-	—	—	—	-	-	-	-	-	-	(5,772)	(5,772)
Acquisition of non-controlling interests in subsidiaries (Note 2 (j))	-	—	—	—	-	-	(187,090)	-	-	(187,090)	8,283	(178,807)
Repurchase of ordinary shares	-	—	—	—	(572,683)	(363,073)	-	-	-	(363,073)	-	(363,073)
Retirement of treasury stock	(89,572)	—	—	—	89,572	34,788	-	(34,788)	-	-	-	-
Balance at December 31, 2021	22,683,970	76	8,315,000	28	(919,515)	(541,379)	3,534,741	5,187,323	(140,014)	8,040,775	100,866	8,141,641
Net income	-	-	—	—	—	—	-	976,571	—	976,571	(4,982)	971,589
Share-based compensation	-	-	—	—	—	—	42,300	-	-	42,300	-	42,300
Treasury stock reissued for vesting of restricted shares, net	-	-	—	—	32,312	20,252	(3,436)	(16,816)	-	-	-	—
Treasury stock reissued for stock options exercised, net	-	-	—	—	6,009	3,585	(618)	(1,474)	-	1,493	-	1,493
Restricted share units for settlement (Note 15)	102,700	-	—	—	—	—	-	-	-	-	-	—
Other comprehensive income (loss)-foreign currency translation adjustments	-	-	—	—	—	—	-	-	137,468	137,468	87	137,555
Receipt of employees’ shares to satisfy tax withholding obligations related to share-based compensation	-	-	—	—	(70,704)	(23,111)	-	-	-	(23,111)	-	(23,111)
Non-controlling interest capital injection	-	-	—	—	—	—	-	-	-	-	17,680	17,680
Divestment of non-controlling interests	-	-	—	—	—	—	(10,315)	-	-	(10,315)	(13,338)	(23,653)
Impact of acquisition (Note 2(b))	-	-	—	—	—	—	-	-	-	-	966	966
Distributions to non-controlling interests							(6,500)			(6,500)	(6,500)	(13,000)
Class B Ordinary Shares transfer to Class A Ordinary Shares (Note 3)	8,315,000	28	(8,315,000)	(28)	—	—	-	-	-	-	-	—
Issuance of ordinary shares upon completion of Hong Kong public Offering	1,152,160	4	—	—	—	—	247,011	-	-	247,015	-	247,015
Retirement of treasury stock	(951,898)	(3)	—	—	951,898	540,653		(540,650)	-	-	-	—
Balance at December 31, 2022	31,301,932	105	—	—	—	—	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.
2	Upon adoption of the sixth amended memorandum and articles of association on December 23, 2022, the Company no longer has dual-class voting structure.
3	As of December 31, 2022, 643,643 ordinary shares were issued in relation to the future share awards for employees (Note 14) and settlement (Note 15). These shares are considered legally issued but not outstanding.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(743,522)	1,306,081	971,589	140,865
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss (gain) from disposal of property and equipment	572	(6,063)	1,183	172
Depreciation expenses	98,452	146,567	155,968	22,613
Non-cash lease expenses	84,748	85,695	95,280	13,814
Share-based compensation expenses	59,789	51,037	42,300	6,133
Share-based settlement expenses	1,290,811	19,908	—	—
Income from equity in affiliates, net of dividends	(60,397)	(206,218)	(33,708)	(4,887)
Loss from disposal of subsidiaries	1,879	—	—	—
Provision for (reversal of) credit losses	8,083	112,959	(424)	(61)
Amortization of unearned lease income	(3,091)	—	—	—
Impairment of long-term investments	115,100	10,000	—	—
Fair value (gains) losses in the consolidated funds	(11,383)	(2,520)	10,483	1,520
Fair value gains of equity investments measured at fair value	(6,458)	(67,420)	(99,991)	(14,496)
Changes in operating assets and liabilities:
Accounts receivable	(219,330)	(362,996)	304,698	44,177
Amounts due from related parties	14,990	53,194	(2,040)	(296)
Other current assets	(96,832)	57,135	(17,001)	(2,465)
Other non-current assets	(32,202)	(8,919)	33,622	4,875
Accrued payroll and welfare expenses	149,903	240,925	(277,594)	(40,246)
Income taxes payable	14,034	49,483	(63,412)	(9,194)
Deferred revenues	(29,080)	(7,982)	4,336	629
Other current liabilities	(361,210)	191,420	(178,823)	(25,927)
Other non-current liabilities	(2,578)	99,165	(40,260)	(5,837)
Contingent liabilities	530,433	(11,398)	99,000	14,354
Lease assets and liabilities	(22,463)	(93,805)	(94,535)	(13,706)
Trading debt securities	—	(14,804)	(192,866)	(27,963)
Deferred tax assets and liabilities	(67,330)	(119,606)	(84,904)	(12,310)
Acquisitions and sales of investment products	83,435	—	—	—
Net cash provided by operating activities	796,353	1,521,838	632,901	91,764
Cash flows from investing activities:
Purchases of property and equipment	(51,618)	(2,271,216)	(62,710)	(9,092)
Proceeds from disposal of property and equipment	—	38,845	—	—
Purchase of held-to-maturity investments	(225,000)	(17,000)	(1,035)	(150)
Proceeds from redemption of held-to-maturity investments	176,389	101,639	9,662	1,401
Purchases of available-for-sale investments	—	(15,000)	—	—
Proceeds from sale or redemption of available-for-sale investments	—	15,632	—	—
Purchases of short-term equity securities	—	(18,975)	(1,722)	(250)
Proceeds from short-term equity securities	—	3,686	3,887	564
Purchase of other long-term investments	(6,454)	(91,256)	(3,943)	(572)
Proceeds from sale of other long-term investments	26,606	8,465	19,366	2,808
Purchase of investments held by consolidated funds	—	(3,327)	(75,029)	(10,878)
Proceeds from investments held by consolidated funds	72,608	8,777	30,627	4,440
Loans to related parties	(164,993)	(28,629)	(21,375)	(3,099)
Principal collection of loans to related parties	174,523	18,101	36,308	5,264
Loans disbursement to third parties	(417,934)	(1,007,378)	(200,111)	(29,012)
Principal collection of loans originated to third parties	639,551	685,978	348,446	50,521
Increase in investments in affiliates	(67,865)	(101,988)	(73,296)	(10,627)
Capital return from investments in affiliates	168,344	129,507	65,214	9,455
Proceeds from disposal of subsidiaries, net of cash deconsolidated	20,331	—	—	—
Acquisitions, net of cash acquired	8,096	(27,955)	—	—
Net cash provided by (used in) investing activities	352,584	(2,572,094)	74,289	10,773

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from offereing, net of issuance cost	—	—	247,015	35,814
Proceeds from issuance of ordinary shares upon exercise of stock options	33,372	11,114	1,493	216
Contribution from non-controlling interests	—	43,363	17,680	2,563
Distributions to non-controlling interests	(28,335)	(5,772)	—	—
Payments to acquire non-controlling interests in subsidiaries	(4,000)	(178,807)	—	—
Divestment of non-controlling interests	(90,849)	(10,643)	(23,653)	(3,429)
Payment for repurchase of ordinary shares	(281,610)	(372,376)	—	—
Payments of assumed liability resulting from certain asset acquisition	—	—	(8,774)	(1,272)
Net cash (used in) provided by financing activities	(371,422)	(513,121)	233,761	33,892
Effect of exchange rate changes	(148,745)	(46,714)	81,054	11,751
Net increases (decrease) in cash, cash equivalents and restricted cash	628,770	(1,610,091)	1,022,005	148,180
Cash, cash equivalents and restricted cash—beginning of the year	4,393,934	5,022,704	3,412,613	494,782
Cash, cash equivalents and restricted cash—end of the year	5,022,704	3,412,613	4,434,618	642,962
Supplemental disclosure of cash flow information:
Cash paid for income taxes	310,586	364,120	407,494	59,081

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in other current liabilities	1,662	44,875	36,763	5,330
Consideration payable of repurchase of ordinary shares	9,303	—	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	64,275	52,183	55,761	8,085
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	5,005,211	3,404,603	4,403,915	638,508
Restricted cash	9,993	510	23,203	3,364
Restricted cash – non-current included in other non-current assets	7,500	7,500	7,500	1,090
Total cash, cash equivalents and restricted cash	5,022,704	3,412,613	4,434,618	642,962

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020, 2021 and 2022

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

U.S. GAAP provides guidance on the identification and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in entities to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. The consolidation guidance requires an analysis to determine (i) whether an entity in which the Group holds a variable interest is a VIE and (ii) whether the Group’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (for example, management and performance income), would give it a controlling financial interest. If deemed the primary beneficiary, the Group consolidates the VIE.

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

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through Noah Group, entered into a series of contractual arrangements with Noah Investment and its shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from all the equity interests in Noah Investment. These contractual arrangements include:

(i)Exclusive Option Agreement

Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the “Exclusive Option Agreement”), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC law. The purchase price shall be the minimum purchase price permitted under PRC law, or a higher price as otherwise agreed by the Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent.

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

The contractual arrangements provide the Company effective control over Noah Investment and its subsidiaries, while the Share Pledge Agreement secure the equity owners’ obligations under the relevant agreements. Because the Company, through Noah Group, has (i) the power to direct the activities of Noah Investment that most significantly affect its economic performance and (ii) the right to receive substantially all of the benefits from Noah Investment, the Company is deemed the primary beneficiary of Noah Investment. Accordingly, the Group has consolidated the financial statements of Noah Investment since its inception. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is separately accounted for in the consolidated financial statements (i.e. a call option on subsidiary shares under the Exclusive Option Agreement or a guarantee of subsidiary performance under the Share Pledge Agreement) or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Support Service Agreement).

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

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2020, 2021 and 2022, other than the transaction described herein, the impact of which was immaterial.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Cash and cash equivalents	1,181,479	1,566,729	227,154
Restricted cash	510	1,916	278
Short-term investments	9,662	82,594	11,975
Accounts receivable, net	475,652	161,957	23,482
Amounts due from related parties, net	276,744	287,577	41,694
Loans receivables, net	50,884	68,805	9,976
Other current assets	53,247	64,900	9,410
Long-term investments	300,720	348,992	50,599
Investment in affiliates	854,138	858,700	124,500
Property and equipment, net	43,971	35,694	5,175
Operating lease right-of-use assets, net	15,031	13,598	1,972
Deferred tax assets	63,312	92,105	13,354
Other non-current assets	7,620	3,753	544
Total assets	3,332,970	3,587,320	520,113
Accrued payroll and welfare expenses	381,653	236,131	34,236
Income tax payable	149,226	123,099	17,848
Amounts due to the Group’s subsidiaries*	179,325	55,762	8,085
Deferred revenue	6,721	8,616	1,249
Other current liabilities	238,738	178,652	25,902
Deferred tax liabilities	254	17,719	2,569
Other non-current liabilities	53,119	13,967	2,025
Operating lease liabilities, non-current	15,512	6,850	993
Total liabilities	1,024,548	640,796	92,907

*Amounts due to the Group’s subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

	Year Ended December 31,
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	161,272	552,761	365,927	53,054
Recurring service fees	—	50,817	50,494	7,321
Other service fees	84,752	69,951	105,612	15,312
Total revenues from others	246,024	673,529	522,033	75,687
Revenues from funds Gopher manages
One-time commissions	36,290	86,801	50,227	7,282
Recurring service fees	569,154	588,337	665,724	96,521
Performance-based income	133,276	165,791	51,688	7,494
Total revenues from funds Gopher manages	738,720	840,929	767,639	111,297
Total revenues(1)	984,744	1,514,458	1,289,672	186,984
Less: VAT related surcharges	(6,155)	(9,350)	(7,452)	(1,080)
Net revenues	978,589	1,505,108	1,282,220	185,904
Total operating cost and expenses(2)	(524,913)	(867,215)	(586,993)	(85,106)
Total other income	68,444	23,868	105,426	15,285
Net income	393,299	616,421	658,023	95,404
Net income attributable to Noah Holdings Limited shareholders	393,508	621,010	628,645	91,145
Cash flows (used in) provided by operating activities(3)	(409,359)	562,400	661,944	95,973
Cash flows provided by (used in) investing activities	357,026	(207,114)	(275,289)	(39,913)
Cash flows used in financing activities	—	(16,416)	—	—
(1)	The total revenues include intragroup transactions amounted to RMB43,101, RMB38,399 and RMB64,419 for the years ended December 31, 2020, 2021 and 2022, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(2)	The total operating cost and expenses include intragroup transactions amounted to RMB141,702, RMB186,962 and RMB264,376 for the years ended December 31, 2020, 2021 and 2022, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(3)	Cash flows provided by operating activities in 2020, 2021 and 2022 include amounts due to the Group’s subsidiaries of RMB143,454, RMB179,325 and RMB55,762 (US$8,085).

The VIEs contributed an aggregate of 29.6%, 35.1% and 41.4% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively and an aggregate of 47.2% and 66.4% of the consolidated net income for the years ended December 31, 2020 and 2022, respectively. For the year ended December 31, 2021, the net income of the VIEs contributed an aggregate 36.2% of the consolidated net income excluding the settlement expenses. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 30.6% and 30.4%, respectively, of the consolidated total assets.

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

As of December 31, 2021 and 2022, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2021 and 2022, respectively.

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties	40,401	25,473	3,693
Investments	497,154	508,376	73,708
Maximum exposure to loss in non-consolidated VIEs	537,555	533,849	77,401

The Group has not provided other form of financial support to these non-consolidated VIEs during the years ended December 31, 2021 and 2022, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2021 and 2022.

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

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables and investments. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2021, and 2022. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There were no investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2020. There was an investment product provider which accounted for 11.4% and 11.1% of the Group’s total revenues for the year ended December 31, 2021 and 2022.

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

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, fixed term deposits and money market funds, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased, presenting insignificant risk of changes in value.

As of December 31, 2021 and 2022, cash and cash equivalents of RMB24,806 and RMB11,455, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

(h) Restricted Cash

The Group’s restricted cash primarily represents cash legally set aside for specified purposes, including (1) cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in the PRC, which cannot be withdrawn without the written approval of the China Insurance Regulatory Commission, and (2) cash held on behalf of clients which shall be segregated or set aside based on the rules mandated by regulators.

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

The Group records equity investments that are not subject to equity method of accounting at fair value, with gains and losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes. The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable. For the year ended December 31, 2022, the Group subsequently elected to apply fair value measurement for several equity investments initially measured at cost, less impairment, and upon the election, RMB105,856 of fair value gain was recorded in the investment income.

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

For held-to-maturity investments, the Group evaluates current expected credit loss (“CECL”) upon acquisition at the pool level based on available information relevant to assessing the collectability of cash flows. An expected credit loss will be recognized as an allowance through earnings if the net amount of cash flow expected to be collected is less than the amortized cost basis. For available-for-sale investments, the impairment is assessed under the specific identification method based on available quantitative and qualitative evidences, and the credit loss is recorded through an allowance approach as opposed to a permanent write-down of cost basis.

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

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net (loss) income attributable to Noah Holdings Limited shareholders	(745,225)	1,314,131	976,571	141,587
Transfers from (to) the non-controlling interests:
Increase (decrease) in Noah’s equity by acquiring equity interests from non-controlling interests	373	(187,090)	—	—
Increase (decrease) in Noah’s equity from divestment of non-controlling interests	—	3,547	(10,315)	(1,496)
Increase in Noah’s capital from contribution of non-controlling interests	—	15,689	—	—
Decrease in Noah’s equity from distributions to non-controlling interests	—	—	(6,500)	(942)
Net transfers from (to) non-controlling interests	373	(167,854)	(16,815)	(2,438)
Change from net (loss) income attributable to Noah Holdings Limited shareholders and transfers from (to) non-controlling interests	(744,852)	1,146,277	959,756	139,149

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

(k) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures and equipment	3 - 5 years
Motor vehicles	5 years
Software	2 - 5 years
Buildings	30 years

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

The following table summarizes the Group’s main revenues streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Considerations
One-time commissions - Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions - Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and Variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed

One-time commissions

The Group earns one-time commissions from fund raising services provided to clients or investment product providers. The Group enters into one-time commission agreements with clients or investment product providers which specify the key terms and conditions of the arrangement. One-time commissions are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, and typically paid on or shortly after the transaction is completed. Upon establishment of an investment product, the Group earns one-time commission from clients or investment product providers, calculated as a percentage of the investment products purchased by its clients. The Group defines the “establishment of an investment product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the relevant product provider and, if required, the investor has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of an investment product. After the contract is established, there are no significant judgments made when determining the one-time commission price. Therefore, one-time commissions are recorded at point in time when the investment product is established. For certain contracts that require a portion of the payment be deferred until the end of the investment products’ life or other specified contingency, the Group evaluates each variable consideration and recognizes revenue only when the Group concludes that it is probable that changes in its estimate of such consideration will not result in significant reversals of revenue in subsequent periods.

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

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of December 31, 2021 and 2022 were substantially within one year.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2020, 2021 and 2022 that was included in deferred revenue balance at the beginning of the year was RMB91.7 million, RMB67.8 million and RMB54.8 million, respectively.

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

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB113,356, RMB115,939 and RMB129,521 for the years ended December 31, 2020, 2021 and 2022, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.8972 on December 30, 2022, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(v) Comprehensive (Loss) Income

Comprehensive (loss) income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive (loss) income included net (loss) income, foreign currency translation adjustments and change in fair value of available-for-sale investments.

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

Allowance for loan losses. The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

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

The following table summarizes the changes of allowances for each category of affected assets:

	Amounts due	Accounts	Other financial
	from related parties	receivable	receivables
	RMB	RMB	RMB
Balance at beginning of 2020	—	—	—
Provisions	4,006	29	—
Write off	—	(29)	—
Balance at end of 2020	4,006	—	—
Provisions	26,122	458	4,000
Balance at end of 2021	30,128	458	4,000
Provisions	544	3,905	495
Reversal	(5,471)	(578)	—
Write off	(544)	(138)	(4,495)
Foreign currency adjustment	1,009	—	—
Balance at end of 2022	25,666	3,647	—

During the year ended December 31, 2021, accounts receivable of RMB10.8 million written off previously were recovered and recorded as credits to (provision for) reversal of credit losses.

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

3. Net Income (Loss) per Share

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to ordinary shareholders:

	Year Ended December 31,
	(Amount in Thousands, Except Share and Per Share Data)
	2020	2021	2022
	Class A and Class B	Class A and Class B	Class A and Class B
Net (loss) income attributable to Class A and Class B ordinary shareholders	(745,225)	1,314,131	976,571
Weighted average number of Class A and Class B ordinary shares outstanding—basic	31,020,439	33,585,818	34,166,016
Plus: effect of dilutive stock options	—	171,355	25,354
Plus: effect of dilutive non-vested restricted shares	—	24,600	6,701
Weighted average number of Class A and Class B ordinary shares outstanding—diluted	31,020,439	33,781,773	34,198,071
Basic net (loss) income per share	(24.02)	39.12	28.58
Diluted net (loss) income per share	(24.02)	38.90	28.56

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

On July 13, 2022, the Company completed its secondary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and all Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and the Company will cease to have a dual-class voting structure. On December 23, 2022, the Company adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Shares issuable to the investors of Camsing Incident (as defined in Note 15) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net (loss) income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2020	2021	2022
Share options	224,528	281,566	934,088
Non-vested restricted shares under share incentive plan	103,373	41,255	114,307
Total	327,901	322,821	1,048,395

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Short-term investments
Held-to-maturity investments	29,288	20,660	2,995
Available-for-sale investments	13,805	14,941	2,166
Trading debt securities	14,804	207,670	30,109
Equity securities measured at fair value	7,925	5,265	763
Investments held by consolidated investment funds measured at fair value	26,981	67,443	9,780
Total short-term investments	92,803	315,979	45,813
Long-term investments
Other long-term investments
- Investments measured at fair value	376,957	631,662	91,582
- Investments measured at cost less impairment
- Private equity funds products	96,302	27,207	3,944
- Other investments measured at cost less impairment	114,986	40,475	5,868
Total other long-term investments	588,245	699,344	101,394
Investments held by consolidated investment funds measured at fair value	80,327	74,751	10,838
Total long-term investments	668,572	774,095	112,232
Total investments	761,375	1,090,074	158,045

Held-to-maturity investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. The Group recorded investment income on these products of RMB10,331, RMB1,568 and RMB383 for the years ended December 31, 2020, 2021 and 2022, respectively. The gross unrecognized holding gain was RMB5,087, RMB612 and RMB582 as of December 31, 2020, 2021 and 2022, respectively. No credit loss related to held-to-maturity investments was recognized for the years ended December 31, 2020, 2021 and 2022.

Available-for-sale investments consist of investments managed by the Group that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. All of available for sale investments as of December 31, 2022 of RMB14,941 will mature in 2023. Changes in fair value of the available-for-sale investments, net of tax, for the years ended December 31, 2020, 2021 and 2022 was RMB(4), RMB243 and nil respectively, recorded in the other comprehensive (loss) income, of which RMB(775), RMB243 and nil was realized and reclassified from other comprehensive (loss) income to investment (loss) income in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022. The amortized cost of the available-for-sale investments as of December 31, 2020, 2021 and 2022 was RMB14,135, RMB13,805 and RMB14,941, respectively. There was no investment with realized or unrealized losses during the years ended December 31, 2020, 2021 and 2022. No credit loss was recognized for the years ended December 31, 2020, 2021 and 2022.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of RMB115,100, RMB10,000 and nil in investment income (loss) for the years ended December 31, 2020, 2021 and 2022, respectively. The impairment in 2020 was due to the deteriorating operation of a single investment and measured as the difference between the investment’s carrying amount and the fair value estimated based on a quotation offered from an unrelated third party accepted by the Group. In 2021, the negotiation was suspended due to the continued deterioration of underlying investment, and the Group impaired the investment to nil with an impairment loss of RMB10,000 for the year ended December 31, 2021.

5. Fair Value Measurement

As of December 31, 2021 and 2022, information about (i) inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2021	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Available-for-sale investments	13,805	—	13,805	—	—
Trading debt securities	14,804	14,804	—	—	—
Equity securities measured at fair value	7,925	7,925	—	—	—
Investments held by consolidated investment fund	26,981	—	26,981	—	—
Long-term investments
Investments held by consolidated investment fund	80,327	—	80,327	—	—
Other long-term investments measured at fair value	376,957	3,766	127,678	217,269	28,244

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2022	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Available-for-sale investments	14,941	—	14,941	—	—
Trading debt securities	207,670	207,670	—	—	—
Equity securities measured at fair value	5,265	1,304	3,961	—	—
Investments held by consolidated investment fund	67,443	26,637	40,806	—	—
Long-term investments
Investments held by consolidated investment fund	74,751	—	74,751	—	—
Other long-term investments measured at fair value	631,662	—	242,753	358,351	30,558

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

As of December 31, 2022, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies, bonds or asset management plans. The equity shares of listed companies, whose fair value are determined by their quoted price in active markets, are classified within Level 1 measurement. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Other long-term investments measured at fair value are (i) equity investments in listed companies whose fair value can be obtained through active markets which is classified within Level 1 measurement, (ii) private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy, and (iii) private equity funds measured at NAV.

With respect to the private equity funds within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2022, presented as follows:

RMB
(Amount in Thousands)
Level 3 investments as of January 1, 2022	217,269
Changes in fair value included in investment income	69,291
Measurement approach change from measurement alternative to fair value measurement	76,280
Settlements	(6,842)
Foreign currency translation adjustments	2,353
Level 3 investments as of December 31, 2022	358,351
Changes in net unrealized gains included in investment income related to Level 3 investments still held as of December 31, 2022	62,449

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income in the consolidated statements of operations.

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

6. Investments in Affiliates

The following table summarizes the Group’s balances of investments in affiliates:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Kunshan Jingzhao	8,480	8,520	1,235
Wanjia Win-Win	93,223	91,588	13,279
Others	10,780	15,609	2,263
Funds that the Group serves as general partner	1,289,600	1,376,103	199,516
-Gopher Transform Private Fund	108,385	104,429	15,141
-Real estate funds and real estate funds of funds	36,033	84,719	12,283
-Private equity funds of funds	1,133,336	1,175,904	170,490
-Others	11,846	11,051	1,602
Total investments in affiliates	1,402,083	1,491,820	216,293

In May 2011, the Group injected RMB4.0 million into Kunshan Jingzhao Equity Investment Management Co., Ltd (“Kunshan Jingzhao”), a newly setup joint venture, for 40% of the equity interest. Kunshan Jingzhao principally engages in real estate fund management business.

In February 2013, the Group injected RMB21.0 million into Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”), a newly setup joint venture, for 35% of the equity interest. Wanjia Win-Win principally engages in wealth management plan management business. In December 2017, the share owned by the Group had been diluted to 28%.

In the fourth quarter of 2016, the Group injected RMB150 million into Gopher Transformation Private Fund, which accounted for 48% of total actual distribution volume. The fund principally invested in a limited partnership to invest a real-estate company. Although managed by Gopher, the fund is not consolidated by the Group based on the fact that substantive kick-out rights exist which are exercisable by a simple-majority of non-related limited partners of the fund to dissolve (liquidate) the fund or remove the Group as the general partner of the fund without cause. In the year 2017, due to capital subscription by limited partners, the equity interest owned by the Group had been diluted to 35%. For the year ended December 31, 2020, the Group accepted quotation of Gopher Transformation Private Fund from an independent third party and recognized an impairment loss of RMB28,156 based on the difference between the carrying amount and the quotation. In 2021 and 2022, based on the current business plan, the Group did not recognize any further impairment loss for this fund in 2021 and 2022.

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

The Group recognized impairment losses totaling RMB38,214, nil and RMB476 related to investments in affiliates for the years ended December 31, 2020, 2021 and 2022, respectively, which are recorded in income from equity in affiliates in the consolidated statements of operations.

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group’s equity method investments assuming 100% ownership as of December 31, 2021 and 2022:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Balance sheet data:
Current assets	5,356,698	3,854,948	558,915
Non-current assets	32,633,598	33,600,840	4,871,664
Current liabilities	1,788,077	1,778,558	257,867
Non-current liabilities	376,544	415,555	60,250

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31,
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating data:
Revenue	670,878	225,559	268,654	38,951
Income (loss) from operations	72,683	(554,579)	(207,143)	(30,033)
Net realized and unrealized gains from investments	3,582,239	5,107,283	1,962,039	284,469
Net income	3,654,922	4,505,646	1,772,444	256,980

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Buildings	2,478,741	2,478,634	359,368
Leasehold improvements	176,442	154,900	22,458
Furniture, fixtures and equipment	136,624	135,337	19,622
Motor vehicles	46,326	33,148	4,806
Software	171,079	190,227	27,581
	3,009,212	2,992,246	433,835
Accumulated depreciation	(444,876)	(546,988)	(79,306)
	2,564,336	2,445,258	354,529
Construction in progress	16,599	41,059	5,953
Property and equipment, net	2,580,935	2,486,317	360,482

Depreciation expense was RMB98,452, RMB146,567 and RMB155,968 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Accrued expenses	265,212	144,574	20,961
Advance from customers	26,435	27,064	3,924
Deposits from other business	6,634	13,623	1,975
Payable to individual investors of other business	10,831	10,461	1,517
Payable for purchases of property and equipment	44,875	36,763	5,330
Other tax payable	71,939	37,204	5,394
Operating lease liability - current	91,288	84,358	12,231
Payables to suppliers	71,590	117,146	16,985
Other payables	60,451	1,982	287
Total	649,255	473,175	68,604

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

9. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers.

The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2020, 2021 and 2022:

	Year Ended December 31, 2020
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	766,246	42,591	—	808,837
Recurring service fees	1,284,447	645,752	—	1,930,199
Performance-based income	205,305	184,220	—	389,525
Other service fees	123,458	7,451	65,242	196,151
Lending services	13,530	—	65,242	78,772
Other services	109,928	7,451	—	117,379
Total revenues	2,379,456	880,014	65,242	3,324,712

	Year Ended December 31, 2021
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	1,180,900	90,516	—	1,271,416
Recurring service fees	1,469,600	639,409	—	2,109,009
Performance-based income	469,121	315,072	—	784,193
Other service fees	92,352	1,390	68,240	161,982
Lending services	4,471	—	35,755	40,226
Other services	87,881	1,390	32,485	121,756
Total revenues	3,211,973	1,046,387	68,240	4,326,600

	Year Ended December 31, 2022
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	631,589	49,856	—	681,445
Recurring service fees	1,232,294	682,121	—	1,914,415
Performance-based income	202,455	107,121	—	309,576
Other service fees	144,101	—	79,340	223,441
Lending services	8,881	—	27,017	35,898
Other services	135,220	—	52,323	187,543
Total revenues	2,210,439	839,098	79,340	3,128,877

Revenues by timing of recognition is analyzed as follows:

	Year Ended December 31
	(Amount in Thousands)
	2020	2021	2022	Total
	RMB	RMB	RMB	US$
Revenue recognized at a point in time	1,315,741	2,144,912	1,130,364	163,887
Revenue recognized over time	2,008,971	2,181,688	1,998,513	289,757
Total revenues	3,324,712	4,326,600	3,128,877	453,644

For the Group’s revenues generated from different geographic locations, please see Note 18 segment information.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIE”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

(Loss) income before income taxes consists of:

	Year Ended December 31,
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Mainland China	846,584	686,188	588,048	85,259
Hong Kong	345,758	584,236	389,517	56,475
Cayman Islands	(1,811,849)	(66,140)	39,463	5,721
Others	34,188	93,758	132,521	19,212
Total	(585,319)	1,298,042	1,149,549	166,667

The tax expense comprises:

	Year Ended December 31,
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current Tax	324,620	413,603	354,108	51,341
Deferred Tax	(66,160)	(119,663)	(87,000)	(12,614)
Total	258,460	293,940	267,108	38,727

Reconciliation between the statutory tax rate to (loss) income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2020	2021	2022
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(0.33)%	0.18%	(0.07)%
Effect of non-deductible settlement expenses	(78.12)%	0.40%	—
Effect of tax-free investment income	1.47%	(0.57)%	(0.72)%
Effect of different tax rate of subsidiary in other jurisdiction	6.44%	(4.85)%	(6.61)%
Effect of deferred tax asset allowance	(4.13)%	1.56%	7.22%
Effect of tax holidays	2.01%	(1.27)%	(0.92)%
Effect of income from equity in fund of fund	0.16%	2.91%	1.21%
Effect of dividend withholding tax	—	—	1.74%
Effect of true-ups	3.28%	(0.82)%	(3.36)%
Effect of others	0.06%	0.10%	(0.25)%
	(44.16)%	22.64%	23.24%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Year Ended December 31,
	(Amount in Thousands Except Shares Data)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Aggregate	11,753	16,422	10,594	1,536
Per share effect-basic	0.38	0.49	0.31	0.04
Per share effect-diluted	0.38	0.49	0.31	0.04

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and payroll	26,271	159,817	23,171
Tax loss carry forward	489,179	491,311	71,233
Unrealized other loss	4,895	5,876	852
Provision for impairment of investments	39,300	39,300	5,698
Provision for allowance of credit losses	45,750	42,050	6,097
Provision for contingent liability	—	24,750	3,588
Others	2,323	6,804	986
Gross deferred tax assets	607,718	769,908	111,625
Valuation allowance	(271,813)	(333,467)	(48,347)
Net deferred tax assets	335,905	436,441	63,278
Deferred tax liabilities:
Unrealized investment income	42,276	44,414	6,439
Dividend withholding tax	—	20,000	2,900
Acquired deferred tax liabilities (Note 7)	191,858	185,354	26,874
Net deferred tax liabilities (after offsetting)	234,134	249,768	36,213

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2022, operating loss carry forward amounted to RMB2,065,137 for the PRC and Hong Kong income tax purpose. According to the Article 18 of PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carried forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2023 to 2028.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
	(Amount in Thousands)
Balance at beginning of the year	56,653	60,628	271,813
Provided	24,196	20,275	94,856
Addition due to acquisition	—	193,826	—
Write off	(20,221)	(2,916)	(9,472)
Reverse	—	—	(23,730)
Balance at ending of the year	60,628	271,813	333,467

Refer to Note 7, the acquisition of Nuohong resulted in an increase of RMB193,826 in both deferred tax assets of tax loss carried forward and related valuation allowance as the Group estimated that accumulated loss of Nuohong can’t be realized in the future based on its intent to use.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB4.6 billion and RMB5.1 billion as of December 31, 2021 and 2022, respectively.

Prior to 2022, the Group intended to indefinitely reinvest the undistributed earnings of the Group’s PRC subsidiaries. Referring to Note 21, a final dividend of approximately RMB176.5 million in respect of the year ended December 31, 2022 has been recommended by the board of directors of the Company. To execute the dividend plan, the board of Noah Group has approved to distribute cash dividends of RMB200.0 million to the Company, and the Group recorded a deferred tax liability of RMB20.0 million as of December 31, 2022 accordingly. The remaining undistributed earnings of the Group’s PRC subsidiaries would be indefinitely reinvested.

Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB2.4 billion and RMB3.1 billion as of December 31, 2021 and 2022, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2020, 2021 and 2022. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11. Loans Receivable, Net

Loans receivable as of December 31, 2021 and 2022 consist of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Loans receivable:
-Within credit term	536,758	289,981	42,043
-Past due	152,934	269,658	39,097
Total loans receivable	689,692	559,639	81,140
Allowance for credit losses	(93,926)	(93,859)	(13,608)
Loans receivable, net	595,766	465,780	67,532

The loan interest rates range between 3% and 18% for the years ended December 31, 2022. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB66.0 million and RMB62.0 million were recorded in other non-current assets as of December 31, 2021 and 2022, respectively. RMB620.8 million and RMB580.3 million of the loans is secured by collateral as of December 31, 2021 and 2022 respectively. The Group also purchased past due loans from third parties with the amount of RMB77.5 million and RMB64.8 million for the years ended December 31, 2021 and 2022, respectively. The purchased past due loans of RMB58.5 million and RMB13.0 million were collected or transferred to other investors, for the years ended December 31, 2021 and 2022, respectively.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2021 and 2022.

RMB
(Amount in Thousands)
Loans receivable—January 1 2021	5,863
Provisions	99,057
Reversal of allowance provided	(5,863)
Write off	(5,131)
Loans receivable—December 31, 2021	93,926
Provisions	681
Write off	(748)
Loans receivable—December 31, 2022	93,859

12. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB102,321 and RMB98,943 for the years ended December 31, 2021 and 2022, respectively. Cash payments against operating lease liabilities were RMB99,064 and RMB93,610 for the years ended December 31, 2021 and 2022, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Operating leases:
Operating lease right-of-use assets	223,652	168,192	24,386

Current portion of lease liabilities	91,288	84,358	12,231
Non-current portion of lease liabilities	130,956	83,171	12,059
Total operating lease liabilities	222,244	167,529	24,290

Weighted average remaining lease term (years)	2.85	2.32
Weighted average discount rate	4.38%	4.55%

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2021 and 2022, are as follows:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Within 1 year	95,288	88,780	12,872
Between 1 and 2 years	75,197	65,378	9,479
Between 2 and 3 years	48,288	18,153	2,632
Between 3 and 4 years	14,459	3,845	557
Between 4 and 5 years	324	817	118
Total lease payment	233,556	176,973	25,658
Less imputed interest	(11,312)	(9,444)	(1,368)
Total	222,244	167,529	24,290

13. Ordinary Shares

Upon the secondary listing, 1,152,160 ordinary shares (including the partial exercise of the over-allotment option on August 5, 2022) were issued at a public offering price of HK$292.00. The Company received net proceeds of HK$315.6 million (RMB277.0 million) from this offering after deducting underwriters’ commissions and offering expenses. RMB30.0 million of the non-underwriting-related listing expenses was recorded as a deduction in additional paid-in-capital.

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

14. Share-Based Compensation

The following table presents the Group’s share-based compensation expense by type of award:

	Year Ended December 31,
	(Amounts in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Share options	21,837	18,081	24,195	3,508
Non-vested restricted shares	37,952	32,956	18,105	2,625
Total share-based compensation	59,789	51,037	42,300	6,133

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

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the “2022 Plan”). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or restricted share units may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or restricted share units granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or restricted share units generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

Share Options:

No options were granted for the years ended December 31, 2020. The weighted-average grant-date fair value of options granted during the year ended December 31, 2021 and 2022 was RMB306.56 and RMB181.04 (US$26.25) per share. There were 134,639, 37,606 and 6,009 options exercised during the years ended December 31, 2020, 2021 and 2022, respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

2022
Average risk-free rate of return	3.0~4.1%
Weighted average expected option life	7.85	years
Estimated volatility	67.1~67.5%
Average dividend yield	Nil

The following table summarizes option activity during the year ended December 31, 2022:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	options	Price	Term	Options
		RMB	Years	RMB
Outstanding as of January 1, 2022	433,968	474.97	7.9	18,389
Granted	558,935	198.71
Exercised	(6,009)	257.59
Forfeited or expired	(61,421)	460.62
Outstanding as of December 31, 2022	925,473	310.49	8.4	8,379
Exercisable as of December 31, 2022	242,581	401.05	6.0	—

The aggregate intrinsic value of options exercised during the year ended December 31, 2022 was RMB1,223. As of December 31, 2022, there was RMB112,243 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 3.93 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2022 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares	value
		RMB
Non-vested as of January 1, 2022	150,834	324.12
Granted	4,000	224.85
Vested	(32,312)	493.62
Forfeited	(32,667)	427.29
Non-vested as of December 31, 2022	89,855	300.59

The total fair value of non-vested restricted shares vested during the year ended December 31, 2022 was RMB9,672. As of December 31, 2022, there was RMB28,161 in total unrecognized compensation expense related to such non-vested restricted shares, which is expected to be recognized over a weighted-average period of 4.63 years.

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

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the “Settlement Plan”) to affected investors. An affected investor accepting the offer shall receive restricted share units (“RSUs”), which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor’s outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

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

The Group uses the Black-Scholes pricing model to value the RSUs. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company’s common shares for a period that coincides with restriction period of the RSUs.

As of December 31, 2020, 552 out of the total 818 investors (approximately 67.4%) had accepted settlements under the plan, representing RMB2.4 billion out of the total outstanding investments of RMB3.4 billion (approximately 70%) under the Camsing Products. The total number of RSUs to be issued is 3,478,060 shares. The cost of this Settlement Plan measured at the fair value of the RSUs to be issued was RMB1,290.8 million, which was reported under settlement expenses for the year ended December 31, 2020.

In 2021, additional 43 investors accepted the Settlement Plan, and the Company recorded settlement expenses in the amount of RMB19.9 million (US$3.1 million) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors as of December 31, 2020.

For the year ended December 31, 2022, no settlement expense attributable to Camsing Incident was recorded due to (i) no additional settlement and (ii) no change in contingent liabilities relating to Camsing Incident.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2021 and 2022, respectively. The fair value of the derivative will be re-assessed at each reporting period.

16. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB125,073, RMB237,851 and RMB267,278 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

17. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ retaining earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB407,500 and RMB472,833 as of December 31, 2021 and 2022, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group’s PRC subsidiaries and VIEs of RMB2,534,945 and RMB2,323,106 as of December 31, 2021 and 2022, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,826,642 as of December 31, 2022.

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

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2020 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	677,726	1,288	—	679,014
Recurring service fees	697,140	3,017	—	700,157
Performance-based income	180,385	144	—	180,529
Other service fees	123,458	7,451	65,242	196,151
Total revenues from others	1,678,709	11,900	65,242	1,755,851
Revenues from funds Gopher manages
One-time commissions	88,520	41,303	—	129,823
Recurring service fees	587,307	642,735	—	1,230,042
Performance-based income	24,920	184,076	—	208,996
Total revenues from funds Gopher manages	700,747	868,114	—	1,568,861
Total revenues	2,379,456	880,014	65,242	3,324,712
Less: VAT related surcharges	(13,123)	(4,521)	(1,242)	(18,886)
Net revenues	2,366,333	875,493	64,000	3,305,826
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(613,101)	—	(898)	(613,999)
Performance-based compensation	—	(85,413)	—	(85,413)
Other compensations	(486,668)	(254,278)	(63,654)	(804,600)
Total compensation and benefits	(1,099,769)	(339,691)	(64,552)	(1,504,012)
Selling expenses	(228,853)	(34,302)	(8,537)	(271,692)
General and administrative expenses	(197,511)	(59,440)	(20,928)	(277,879)
Provision for credit losses	(3,785)	(251)	(4,047)	(8,083)
Other operating expenses	(76,983)	(6,443)	(15,614)	(99,040)
Government subsidies	58,046	24,443	30,867	113,356
Total operating cost and expenses	(1,548,855)	(415,684)	(82,811)	(2,047,350)
Income (loss) from operations	817,478	459,809	(18,811)	1,258,476

	Year Ended December 31, 2021 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,130,653	241	—	1,130,894
Recurring service fees	912,506	1,194	—	913,700
Performance-based income	391,903	—	—	391,903
Other service fees	92,352	1,390	68,240	161,982
Total revenues from others	2,527,414	2,825	68,240	2,598,479
Revenues from funds Gopher manages
One-time commissions	50,247	90,275	—	140,522
Recurring service fees	557,094	638,215	—	1,195,309
Performance-based income	77,218	315,072	—	392,290
Total revenues from funds Gopher manages	684,559	1,043,562	—	1,728,121
Total revenues	3,211,973	1,046,387	68,240	4,326,600
Less: VAT related surcharges	(17,076)	(4,923)	(11,507)	(33,506)
Net revenues	3,194,897	1,041,464	56,733	4,293,094
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(900,921)	(19,975)	—	(920,896)
Performance-based compensation	(45,913)	(112,130)	—	(158,043)
Other compensations	(707,455)	(317,929)	(64,557)	(1,089,941)
Total compensation and benefits	(1,654,289)	(450,034)	(64,557)	(2,168,880)
Selling expenses	(354,128)	(55,790)	(27,213)	(437,131)
General and administrative expenses	(270,253)	(70,686)	(42,382)	(383,321)
Provision for credit losses	(6,490)	(13,275)	(93,194)	(112,959)
Other operating expenses	(53,616)	(4,347)	(49,881)	(107,844)
Government subsidies	65,368	37,905	12,666	115,939
Total operating cost and expenses	(2,273,408)	(556,227)	(264,561)	(3,094,196)
Income (loss) from operations	921,489	485,237	(207,828)	1,198,898

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	617,636	—	—	617,636
Recurring service fees	768,980	—	—	768,980
Performance-based income	184,048	—	—	184,048
Other service fees	144,101	—	79,340	223,441
Total revenues from others	1,714,765	—	79,340	1,794,105
Revenues from funds Gopher manages
One-time commissions	13,953	49,856	—	63,809
Recurring service fees	463,314	682,121	—	1,145,435
Performance-based income	18,407	107,121	—	125,528
Total revenues from funds Gopher manages	495,674	839,098	—	1,334,772
Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)
Net revenues	2,199,977	834,468	65,927	3,100,372
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(460,237)	(36,910)	—	(497,147)
Performance-based compensation	(872)	(6,167)	—	(7,039)
Other compensations	(618,525)	(278,934)	(40,237)	(937,696)
Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Reversal of (provision for) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government subsidies	89,223	39,120	1,178	129,521
Total operating cost and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)
Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2020 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,787,611	742,743	65,242	2,595,596
Hong Kong	452,810	111,431	—	564,241
Others	139,035	25,840	—	164,875
Total revenues	2,379,456	880,014	65,242	3,324,712

	Year Ended December 31, 2021 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	2,479,576	768,203	68,240	3,316,019
Hong Kong	629,587	240,136	—	869,723
Others	102,810	38,048	—	140,858
Total revenues	3,211,973	1,046,387	68,240	4,326,600

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,548,395	672,785	79,340	2,300,520
Hong Kong	508,907	83,029	—	591,936
Others	153,137	83,284	—	236,421
Total revenues	2,210,439	839,098	79,340	3,128,877

Substantially all of the Group’s revenues are derived from, and its assets are located in Mainlan China and Hong Kong.

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	Affiliate of shareholder of the Group

Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. (“Gopher Assets”)

Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”)	Affiliate of shareholder of the Group

Investee funds of Gopher Assets	Investees of Gopher Assets, a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

During the years ended December 31, 2020, 2021 and 2022, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	129,823	140,522	63,809	9,251
Recurring service fees
Investee funds of Gopher Assets	927,611	871,618	768,161	111,373
Wanjia Win-Win	—	463	—	—
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	12,411	26,488	16,791	2,434
Investee funds of Gopher Capital GP Ltd.	302,431	323,691	377,274	54,700
Total recurring services fee	1,242,453	1,222,260	1,162,226	168,507
Performance-based income
Investee funds of Gopher Assets	140,050	166,580	51,304	7,438
Investee funds of Gopher Capital GP Ltd.	68,946	225,710	74,224	10,762
Total performance-based income	208,996	392,290	125,528	18,200
Other service fees
Investee funds of Gopher Assets	3,425	5,945	—	—
Investee funds of Gopher Capital GP Ltd.	86	—	—	—
Total other service fees	3,511	5,945	—	—
Total	1,584,783	1,761,017	1,351,563	195,958

As of December 31, 2021, and 2022, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Investee funds of Gopher Assets	320,623	317,969	46,101
Investee funds of Gopher Capital GP Ltd.	97,378	108,090	15,672
Total in gross amounts	418,001	426,059	61,773
Less: allowance for credit losses	(17,343)	(11,872)	(1,721)
Total in net amounts	400,658	414,187	60,052

As of December 31, 2021, and 2022, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Investee funds of Gopher Assets	18,850	13,940	2,021
Investee funds of Gopher Capital GP Ltd.	44,666	29,091	4,217
Total in gross amounts	63,516	43,031	6,238
Less: allowance for credit losses	(12,785)	(13,794)	(2,000)
Total in net amounts	50,731	29,237	4,238

The loans are due on demand and expected to be matured within one year, most of which are interest free.

As of December 31, 2021, and 2022, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2021	2022	2022
	RMB	RMB	US$
Investee funds of Gopher Assets	16,373	10,325	1,497
Investee funds of Gopher Capital GP Ltd.	738	611	89
Total	17,111	10,936	1,586

During the years ended December 31, 2020, 2021 and 2022, donation made to Shanghai Noah Charity Fund were RMB2.8 million, RMB3.5 million and RMB3.2 million, respectively.

During the years ended December 31, 2020, 2021 and 2022, the Group paid RMB6.0 million, RMB9.2 million and RMB5.5 million as service fees to Dingnuo for development of an online mutual fund work station for the Group’s relationship managers and one-stop service platform for private equity fund managers, respectively.

20. Contingencies

Camsing Incident

As disclosed in Note 15, the Group offerd a voluntary settlement plan in 2020 to all affected Camsing investors, and as of December 31, 2022, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$68.0 million (RMB469.0 million) as of December 31, 2022.

As of December 31, 2022, there were 38 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount approximately RMB125.6 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group’s business. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgement in the First-instance Ruling, although it remains subject to appeal and applicable post-judgment proceedings, the Group has reserved a contingent liability of RMB99.0 million as of December 31, 2022.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

21. Subsequent event

A final dividend of RMB5.5 per share (tax inclusive), with the total amount of approximately RMB176.5 million (tax inclusive) which is subject to adjustment to the number of ordinary shares of the Company entitled to dividend distribution as of the record date for dividend distribution, in respect of the year ended December 31, 2022 has been recommended by the board of directors and is subject to approval by the shareholders of the Company in the forthcoming annual general meeting to be held on or around June 12, 2023.

Additional Financial Information of Parent Company – Financial Statements Schedule I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company’s consolidated net assets as of December 31, 2022.

a) Condensed Balance Sheets (Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	224,145	349,845	50,723
Amounts due from related parties	760	823	119
Total current assets	224,905	350,668	50,842
Investments in subsidiaries and VIEs	8,538,829	9,636,776	1,397,199
Investments in affiliates	301,509	361,831	52,461
Other non-current assets	637	724	105
Total assets	9,065,880	10,349,999	1,500,607
Liabilities and Equity
Current liabilities
Contingent liabilities	433,345	469,018	68,001
Amounts due to subsidiaries and VIEs	575,428	467,178	67,734
Other current liabilities	16,332	8,107	1,175
Total liabilities	1,025,105	944,303	136,910
Shareholder’s equity
Ordinary shares (US$0.0005 par value): 91,394,900 Class A ordinary shares authorized, 22,683,970 shares issued and 21,764,455 shares outstanding as of December 31, 2021 and 100,000,000 ordinary shares authorized, 31,945,575 shares issued and 31,301,932 shares outstanding as of December 31, 2022	76	105	15
8,605,100 shares and nil Class B ordinary shares authorized, 8,315,000 and nil shares issued and outstanding as of December 31, 2021 and 2022, respectively	28	—	—
Treasury stock (919,515 and nil ordinary shares as of December 31, 2021 and 2022, respectively)	(541,379)	—	—
Additional paid-in capital	3,534,741	3,803,183	551,410
Retained earnings	5,187,323	5,604,954	812,642
Accumulated other comprehensive loss	(140,014)	(2,546)	(370)
Total shareholders’ equity	8,040,775	9,405,696	1,363,697
Total liabilities and shareholders’ equity	9,065,880	10,349,999	1,500,607

b) Condensed Statements of Operations (Amount in Thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Selling expenses	356	285	2,838	411
General and administrative expenses	5,588	41,955	16,948	2,457
Other operating expenses	—	—	12,516	1,815
Total operating cost and expenses	5,944	42,240	32,302	4,683
Loss from operations	(5,944)	(42,240)	(32,302)	(4,683)
Other income (expenses):
Interest income	20,545	2,266	4,250	616
Interest expenses	—	—	—	—
Settlement expenses	(1,828,907)	(19,908)	—	—
Other income (expenses)	14,713	(4,211)	11,083	1,607
Total other (expenses) income	(1,793,649)	(21,853)	15,333	2,223
Loss before taxes and income from equity in affiliates, subsidiaries and VIEs	(1,799,593)	(64,093)	(16,969)	(2,460)
Income tax expenses	(3,058)	—	—	—
Income from equity in affiliates	78,768	68,388	51,459	7,461
Income from equity in subsidiaries and VIEs	978,658	1,309,836	942,081	136,586
Net (loss) income	(745,225)	1,314,131	976,571	141,587

c) Condensed Statements of Comprehensive (Loss) Income (Amount in Thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net (loss) income	(745,225)	1,314,131	976,571	141,587
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(176,934)	(60,900)	137,468	19,932
Fair value fluctuation of available-for-sale investment, net of tax of nil	771	—	—	—
Total other comprehensive (loss) income, net of tax	(176,163)	(60,900)	137,468	19,932
Comprehensive (loss) income	(921,388)	1,253,231	1,114,039	161,519

d) Condensed Statements of Cash Flows (Amount in Thousands)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss) income	(745,225)	1,314,131	976,571	141,587
Adjustments to reconcile net income to net cash provided by operating activities:
Income from equity in subsidiaries and VIEs, net of dividends	(978,658)	(1,309,836)	(942,081)	(136,586)
Income from equity in affiliates, net of dividends	(58,913)	(28,606)	(41,385)	(6,000)
Share-based settlement expense	1,290,811	19,908	—	—
Changes in operating assets and liabilities:
Amounts due from subsidiaries and VIEs	356,685	—	—	—
Amounts due from related parties	(94)	18	(63)	(9)
Amounts due to subsidiaries and VIEs	56,937	28,584	52,262	7,577
Other current assets	(31,417)	40,772	—	—
Deferred tax assets	1,226	—	—	—
Contingent liabilities	530,433	(11,398)	—	—
Other current liabilities	(10,249)	11,828	(31,336)	(4,543)
Other non-current liabilities	908	(2,276)	—	—
Net cash provided by operating activities	412,444	63,125	13,968	2,026
Cash flows from investing activities:
Increase in investments in subsidiaries and VIEs	(43,690)	(1,120,785)	(17,492)	(2,536)
Capital return from investments in affiliates	101,114	—	—	—
Net cash provided by (used in) investing activities	57,424	(1,120,785)	(17,492)	(2,536)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	33,372	11,114	1,493	216
Proceeds from advances from subsidiaries	—	537,604	287,876	41,738
Repayment of advances from subsidiaries	—	(82,481)	(448,387)	(65,010)
Payment for repurchase of ordinary shares	(281,610)	(372,376)	—	—
Proceeds from offering, net of issuance cost	—	—	247,015	35,814
Net cash (used in) provided by financing activities	(248,238)	93,861	87,997	12,758
Effect of exchange rate changes	(111,190)	(171,897)	41,227	5,977
Net increase (decrease) in cash and cash equivalents	110,440	(1,135,696)	125,700	18,225
Cash and cash equivalents - beginning of year	1,249,401	1,359,841	224,145	32,498
Cash and cash equivalents - end of year	1,359,841	224,145	349,845	50,723

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

2.

As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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