Form 20-F
period 2023-12-31
Noah Holdings Ltd
filed 2024-04-24
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

No.1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Qing Pan, Chief Financial Officer

Noah Holdings Limited

No.1226, South Shenbin Road, Minhang District,

Shanghai, People’s Republic of China

Phone: (86) 21 8035 8292

Facsimile: (86) 21 8035 9641

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American depositary shares, two of which represent one ordinary share, par value US$0.00005 per share	NOAH	New York Stock Exchange
ordinary shares, par value US$0.00005 per share	6686	The Stock Exchange of Hong Kong Limited

(Title of Each Class and Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 328,034,660 ordinary shares issued, par value US$0.00005 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active clients” for a given period refer to registered clients who purchase one or more investment products distributed or provided by us during a given period, excluding clients in our other business segment;
●	“ADSs” refer to our American depositary shares, two of which represent one ordinary share;
●	“assets under advisory” or “AUA” refers to clients’ total outstanding assets managed by Gopher or third party product providers;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For pubic securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;
●	“Consolidated Affiliated Entities” refer to Noah Investment and its subsidiaries;
●	“Contractual Arrangements” refer to variable interest entity structure and, where the context requires, the agreements underlying the structure;
●	“CSRC” refer to the China Securities Regulatory Commission;
●	“FOF” refers to fund of funds;
●	“Gopher Asset Management” refers to Gopher Asset Management Co., Ltd., a limited liability company established under the laws of the PRC on February 9, 2012, and one of the Consolidated Affiliated Entities;
●	“Gopher GP” refers to Gopher Capital GP Limited, an exempted company with limited liability incorporated in the Cayman Islands on May 11, 2012, and one of the significant subsidiaries;
●	“HK$” or “Hong Kong dollars” or “HK dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“HNW” refers to high net worth;
●	“HNW clients” or “HNW investors” refer to clients/investors with investable financial assets of no less than RMB6 million;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“investment products” refer to products we distribute to clients, such as mutual fund products, private secondary products, private equity products and other products;

●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MoM” refers to manager of managers;
●	“NAV” refers to net asset value;
●	“Noah Group” refers to Shanghai Noah Investment (Group) Co., Ltd., a limited liability company established under the laws of the PRC on August 24, 2007, and one of the significant subsidiaries;
●	“Noah HK” refers to Noah Holdings (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong on September 1, 2011, and one of the significant subsidiaries;
●	“Noah Investment” refers to Shanghai Noah Investment Management Co., Ltd., a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities;
●	“Noah Upright” refers to Noah Upright Fund Distribution Co., Ltd., a limited liability company established under the laws of the PRC on November 18, 2003, and one of the significant subsidiaries;
●	“NYSE” refers to the New York Stock Exchange;
●	“ordinary shares” refer to our ordinary shares, par value US$0.00005 per share;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have completed a preliminary know-your-client and anti-money laundering review process, but may or may not have purchased any products from us;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“Shanghai Gopher” refers to Shanghai Gopher Asset Management Co., Ltd., a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities;
●	“Shanghai Massa” refers to Shanghai Gopher Massa Asset Management Co., Ltd., a limited liability company established under the laws of the PRC on June 29, 2015, and one of the Consolidated Affiliated Entities;
●	“Shanghai Nuohong” refers to Shanghai Nuohong Real Estate Co., Ltd., a limited liability company established under the laws of the PRC on May 30, 2013, and one of the significant subsidiaries;
●	“transaction value” refers to the aggregate value of the investment products we distribute during a given period; and
●	“we,” “us,” “our company,” “our group,” “our” and “Noah” refer to Noah Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the Consolidated Affiliated Entities.

Unless otherwise noted, all translations from RMB to U.S. dollars (“USD” or “US$”) are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate for December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

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

Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as our consolidated entities and consolidate their results of operations into our consolidated financial statements in accordance with U.S. GAAP. The Consolidated Affiliated Entities, Noah Investment and its subsidiaries, generated RMB1,505.1 million, RMB1,282.2 million and RMB992.7 million (US$139.8 million) in net revenues in 2021, 2022 and 2023, respectively, which contributed 35.1%, 41.4% and 30.1% of our total net revenues in the respective years. In addition, we hold the required licenses and permits necessary to conduct our asset management business in China through the Consolidated Affiliated Entities. Investors of our ordinary shares or ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the Consolidated Affiliated Entities.

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

We face various legal and operational risks and uncertainties associated with the countries or regions where we are based in and having our operations,as well as the laws and regulations envoled, such as China, Hong Kong, Cayman Islands, and the United States. There exist complex regulatory requirements on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on the exchanges of the United States or other foreign exchange outside of China. For example, we need to be compliant with regulatoy requirements in relation to regulatory approvals on offerings that are conducted overseas by and foreign investment in China-based issuers, the use of the Consolidated Affiliated Entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Operations may also be influenced as the government deems appropriate to advance regulatory and societal goals and policy positions. In recent years, the PRC government haspromulgated certain regulations and rules to exert more oversight over offerings and listings that are conducted overseas and/or foreign investment in China-based issuers. Furthermore, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

Additionally, as the case in other civil law jurisdictions, risks and uncertainties regarding the enforcement of laws, and quickly evolving policies, laws and regulations in China, could adversely affect us. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Because certain recently enacted laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of these decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. Furthermore, some of the government policies are not published or not on a timely basis andwe may not be aware of our potential violation of these policies and rules as the result. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

In addition, pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2022 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, or 2021 determinations, according to which our independent registered public accounting firm is subject to the determinations that the PCAOB is unable to inspect or investigate completely. On April 12, 2022, we were identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB vacated its 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA afte we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer again following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

Enforceability of Civil Liabilities

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability in order to enjoy the following benefits:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange regulation or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

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

Risks Related to Corporate Structure

●	We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of us. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.
●	We rely on the Consolidated Affiliated Entities to operate a portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual Arrangements among our PRC subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.
●	Because certain shareholders of the Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of the Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We may rely to a large extent on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our PRC subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our Business

●	The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	Our businesses may be adversely impacted by general economic and market conditions.
●	The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.
●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.
●	Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.
●	The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.
●	Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.
●	Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.
●	Our lending business is subject to credit risks, which could adversely affect our results of operations.

●	Our business involves relatively new business models which may not be successful.

Risks Related to Our ADSs and Ordinary Shares

●	The market price for our ADSs and/or ordinary shares have been and may continue to be volatile.
●	There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.
●	Substantial future sales or perceived potential sales of our ADSs and/or ordinary shares in the public market could cause the price of our ADSs and/or ordinary shares to decline.
●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Techniques employed by short sellers may drive down the trading price of our ADSs and/or ordinary shares.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and /or ordinary shares and trading volume could decline.
●	Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

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

In addition, the PRC government has promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) as well as five supporting guidelines (together with Trial Measures, the “Filing Measures”), which took effect on March 31, 2023 and implemented a filing-based regulatory system over PRC domestic companies seeking to offer or list equity securities in an overseas market, whether through direct or indirect form. The Filing Measures stipulate certain circumstances under which the overseas offering or listing would be prohibited, as well as the measures taken by a PRC domestic company required by the CSRC if it falls into any of such circumstances prior to the overseas offering or listing, such as postponement or termination of the proposed overseas offering or listing, and reporting to the CSRC and competent authorities under the State Council in a timely manner. According to the Filing Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, our future issuances of equity securities, such as shares, convertible bonds and exchangeable bonds, etc., to foreign investors and listings are subject to the filing requirement. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

We may also rely significantly on dividends and other distributions by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under the Contractual Arrangements, we, through our PRC subsidiary Noah Group, are also entitled to substantially all of the economic benefits of the Consolidated Affiliated Entities in the form of service fees and license fees. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements, which would materially and adversely affect its ability to pay dividends and other distributions to us.

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,950.5 million, RMB2,826.6 million and RMB2,872.8 million (US$404.6 million) as of December 31, 2021, 2022 and 2023, respectively.

Under the Contractual Arrangements, Noah Group provides certain support services to the Consolidated Affiliated Entities and is entitled to receive service fees from the Consolidated Affiliated Entities in exchange. The Contractual Arrangements provide that the Consolidated Affiliated Entities shall pay Noah Group a service fee on a quarterly basis. The amount of the service fees shall be verified and determined according to actual services provided by Noah Group, provided that the total service fees shall be equal to the revenue less expenses and the license fees. The license fees are paid by the Consolidated Affiliated Entities to Noah Group on a yearly basis, in consideration of the intellectual property rights licenses granted by Noah Group. The amount of the license fees shall be determined by the board of Noah Group. Pursuant to the Contractual Arrangements, Noah Group is entitled to collect all or part of the revenue as the agent of the Consolidated Affiliated Entities, subject to a joint decision by the parties. Under that circumstance, Noah Group shall deduct the service fees from the revenue it collects on behalf of the Consolidated Affiliated Entities. During the three years ended December 31, 2021, 2022 and 2023, Noah Group did not charge any service fees or licenses fees from the Consolidated Affiliated Entities under the Contractual Arrangements, and there was no cash flows or transfers of other assets between Noah Group and the Consolidated Affiliated Entities under the Contractual Arrangements. See “—Financial Information Related to the VIEs” and “—Intercompany Revenues between the Consolidated Affiliated Entities and Oue Subsidiaries” for other services provided, cash flows or transfer of other assets between our company, our subsidiaries and the Consolidated Affiliated Entities during the three years ended December 31, 2021, 2022 and 2023.

Neither the PRC subsidiaries of our Company nor the Consolidated Affiliated Entities is obligated to make dividends or distributions to our company under the Contractual Arrangements. The Directors recommended (i) final dividend of RMB509.0 million (approximately US$71.7 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders in 2023 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) special dividend of RMB509.0 million (approximately US$71.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the record date for dividend distribution. Based on the number of issued Shares as of the date of this annual report, if declared and paid, (i) a final dividend of RMB1.55 (equivalent to approximately US$0.22) per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) a non-recurring special dividend of RMB1.55 (equivalent to approximately US$0.22) per share (tax inclusive); will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount is also subject to exchange rate adjustment. Recommendations on the final dividend and special dividend are subject to respective approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 12, 2024. If the proposed final dividend and special dividend are approved by the Shareholders, the Company expects to pay such dividend by August 2024. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC foreign exchange regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the Consolidated Affiliated Entities

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2022 and 2023 and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2021, 2022 and 2023 of (i) our company, (ii) our subsidiaries other than Noah Group, (iii) Noah Group, which is the primary beneficiary of the Consolidated Affiliated Entities, (iv) the Consolidated Affiliated Entities, and (v) eliminating adjustments. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our subsidiaries’ and Consolidated Affiliated Entities’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Assets
Cash and cash equivalents	826,080	2,894,839	51,119	1,420,089	—	5,192,127
Restricted cash	—	144,658	—	9,775	—	154,433
Short-term investments	—	260,057	—	119,399	—	379,456
Accounts receivable, net	—	446,124	172	57,682	—	503,978
Amounts due from related parties, net	847	87,216	54,593	251,235	—	393,891
Loans receivables, net	—	251,934	—	34,987	—	286,921
Investments in subsidiaries and the Consolidated Affiliated Entities	10,530,683	—	5,250,166	—	(15,780,849)	—
Amounts due from internal companies	—	69,329	2,815,600	149,250	(3,034,179)	—
Long-term investments	—	377,283	—	433,201	—	810,484
Investment in affiliates	363,423	309,644	1,314	852,163	—	1,526,544
Property and equipment, net	—	2,403,227	4,372	74,600	—	2,482,199
Operating lease right-of-use assets, net	—	128,824	—	10,195	—	139,019
Deferred tax assets	—	283,584	73,492	74,418	—	431,494
Other assets	21,714	238,712	33,857	90,549	—	384,832
Total assets	11,742,747	7,895,431	8,284,685	3,577,543	(18,815,028)	12,685,378
Liabilities
Accrued payroll and welfare expenses	—	389,378	30,030	144,688	—	564,096
Income tax payable	—	62,504	10,183	17,007	—	89,694
Amounts due to internal companies	934,179	2,100,000	—	—	(3,034,179)	—
Deferred revenue	—	69,152	—	3,672	—	72,824
Contingent liabilities	482,802	—	—	—	—	482,802
Deferred tax liabilities	—	229,748	—	32,656	—	262,404
Operating lease liabilities, non-current	—	70,489	—	6,044	—	76,533
Other liabilities	15,432	476,719	38,162	179,149	—	709,462
Total liabilities	1,432,413	3,397,990	78,375	383,216	(3,034,179)	2,257,815
Total net assets	10,310,334	4,497,441	8,206,310	3,194,327	(15,780,849)	10,427,563

	As of December 31, 2022
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	Total

	(RMB in thousands)
Assets
Cash and cash equivalents	349,845	2,482,018	5,323	1,566,729	—	4,403,915
Restricted cash	—	21,287	—	1,916		23,203
Short-term investments	—	233,385	—	82,594	—	315,979
Accounts receivable and contract assets, net	—	335,983	166	161,957	—	498,106
Amounts due from related parties, net	823	113,810	41,214	287,577	—	443,424
Loans receivables, net	—	396,975	—	68,805	—	465,780
Investments in subsidiaries and the Consolidated Affiliated Entities	9,636,776	—	5,481,095	—	(15,117,871)	—
Amounts due from internal companies	—	—	929,380	—	(929,380)	—
Long-term investments	—	425,103	—	348,992	—	774,095
Investment in affiliates	361,831	269,975	1,314	858,700	—	1,491,820
Property and equipment, net	—	2,446,935	3,688	35,694	—	2,486,317
Operating lease right-of-use assets, net	—	154,594	—	13,598	—	168,192
Deferred tax assets	—	265,589	78,747	92,105	—	436,441
Other assets	724	192,883	28,603	68,653	—	290,863
Total assets	10,349,999	7,338,537	6,569,530	3,587,320	(16,047,251)	11,798,135
Liabilities
Accrued payroll and welfare expenses	—	387,336	45,486	236,131	—	668,953
Income tax payable	—	3,749	—	123,099	—	126,848
Amounts due to internal companies	467,178	406,440	—	55,762	(929,380)	—
Deferred revenue	—	59,351	—	8,616	—	67,967
Contingent liabilities	469,018	99,000	—	—	—	568,018
Deferred tax liabilities	—	212,049	20,000	17,719	—	249,768
Operating lease liabilities, non-current	—	76,321	—	6,850	—	83,171
Other liabilities	8,107	296,870	35,339	192,619	—	532,935
Total liabilities	944,303	1,541,116	100,825	640,796	(929,380)	2,297,660
Total net assets	9,405,696	5,797,421	6,468,705	2,946,524	(15,117,871)	9,500,475

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2023
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,767,075	122,737	992,666	(587,782)	3,294,696
Total operating cost and expenses	(29,430)	(1,895,713)	(119,282)	(740,138)	587,782	(2,196,781)
(Loss) income from operations	(29,430)	871,362	3,455	252,528	—	1,097,915
Total other income (expenses)	38,269	99,873	(15,613)	(11,197)	—	111,332
Income tax expenses	(20,421)	(155,953)	(5,207)	(80,779)	—	(262,360)
Income (loss) from equity in affiliates	6,233	(3,887)	—	51,782	—	54,128
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,014,843	—	321,785	—	(1,336,628)	—
Net income	1,009,494	811,395	304,420	212,334	(1,336,628)	1,001,015

	For the year ended December 31, 2022
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	1,960,197	95,892	1,282,220	(237,937)	3,100,372
Total operating cost and expenses	(32,302)	(1,454,846)	(175,719)	(586,993)	237,937	(2,011,923)
(Loss) income from operations	(32,302)	505,351	(79,827)	695,227	—	1,088,449
Total other income (expenses)	15,333	(69,688)	10,029	105,426	—	61,100
Income tax expenses	—	(68,632)	(2,681)	(195,795)	—	(267,108)
Income from equity in affiliates	51,459	(15,476)	—	53,165	—	89,148
Income from equity in subsidiaries and the Consolidated Affiliated Entities	942,081	—	277,970	—	(1,220,051)	—
Net income	976,571	351,555	205,491	658,023	(1,220,051)	971,589

	For the year ended December 31, 2021
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,975,886	46,221	1,505,108	(234,121)	4,293,094
Total operating cost and expenses	(42,240)	(2,238,991)	(179,871)	(867,215)	234,121	(3,094,196)
(Loss) income from operations	(42,240)	736,895	(133,650)	637,893	—	1,198,898
Total other (expenses) income	(21,853)	103,108	(5,979)	23,868	—	99,144
Income tax expenses	—	(133,024)	34,530	(195,446)	—	(293,940)
Income from equity in affiliates	68,388	83,485	—	150,106	—	301,979
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,309,836	—	790,762	—	(2,100,598)	—
Net income	1,314,131	790,464	685,663	616,421	(2,100,598)	1,306,081

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2023
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	175,921	1,277,300	(127,241)	(7,660)	—	1,318,320
Net cash (used in) provided by investing activities	(16,400)	(283,158)	8,857	(131,120)	174,680	(247,141)
Net cash provided by (used in) financing activities	283,607	(472,942)	164,180	—	(174,680)	(199,835)

	For the year ended December 31, 2022
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	55,195	(39,428)	(44,810)	661,944	—	632,901
Net cash (used in) provided by investing activities	(17,492)	321,986	(614)	(275,289)	45,698	74,289
Net cash provided by financing activities	87,997	145,764	45,698	—	(45,698)	233,761

	For the year ended December 31, 2021
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	63,125	(105,959)	1,002,272	562,400	—	1,521,838
Net cash used in investing activities	(1,120,785)	(719,823)	(2,100,280)	(207,114)	1,575,908	(2,572,094)
Net cash provided by (used in) financing activities	93,861	(115,391)	1,100,733	(16,416)	(1,575,908)	(513,121)

Intercompany Revenues between the Consolidated Affiliated Entities and Our Subsidiaries

The intercompany services between the Consolidated Affiliated Entities and our subsidiaries principally consist of shared services within the group, including the support of information technology, marketing activities, strategic development, human resources and legal consulting.

The Consolidated Affiliated Entities provide shared services to our subsidiaries, the amounts of which were RMB38.4 million, RMB64.4 million and RMB19.6 million (US$2.8 million), for the years ended December 31, 2021, 2022 and 2023, respectively. The intercompany service charge is eliminated at the consolidation level.

Our subsidiaries provide investment consulting services and shared services to the Consolidated Affiliated Entities, the amounts of which were RMB187.0 million, RMB264.4 million and RMB359.1 million (US$50.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2021, 2022 and 2023, cash paid by the Consolidated Affiliated Entities to our subsidiaries for the services rendered were RMB112.8 million, RMB323.5 million and RMB395.2 million (US$55.7 million), respectively.

Dividends or Distributions Made to the Holding Company

The income of our holding company attributable to our non-PRC subsidiaries was RMB655.4 million, RMB551.2 million and RMB748.0 million (US$105.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Among which, Gopher CCM Limited made distributions of RMB12.1 million to our holding company for the year ended December 31, 2021. Gopher CCM Limited generated revenue through direct equity investments and is not subject to tax on income or capital gains under the current laws of the Cayman Islands where it was incorporated. No dividend or distribution was made to our holding company by our non-PRC subsidiaries for the year ended December 31, 2022 and 2023.

The income (loss) of our holding company attributable to our PRC-based subsidiaries was RMB38.0 million, RMB(267.2) million and RMB54.5 million (US$7.7 million) for the years ended December 31, 2021, and 2022 and 2023, respectively. Among which, Noah Group made distributions of RMB200.0 million (US$28.2 million) and RMB5.0 million to our holding company for the year ended December 31, 2023 and 2022, respectively, and paid RMB20.0 million (US$2.8 million) and RMB0.5 million dividend tax to PRC tax authorities. No dividends or distributions have been made to our holding company by our PRC-based subsidiaries for the years ended December 31, 2021.

The income of our holding company attributable to the Consolidated Affiliated Entities was RMB616.4 million, RMB658.0 million and RMB212.3 million (US$29.9 million) for the years ended December 31, 2021, 2022 and 2023, respectively. No dividends or distributions have been made to our holding company by the Consolidated Affiliated Entities.

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

Certain shareholders of Noah Investment have ceased to be PRC citizens. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009) issued by the MOFCOM on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause our company to cease to be deemed a domestic company. However, if the funds for which we have been acting, or will act as the general partner or fund manager invest into other equity investment funds or investee companies in China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries. This may result in violation of foreign investment restrictions by these funds or investee companies or limit our potential investment opportunities due to restrictions on foreign investments in certain industries in China, thus adversely affect our domestic asset management business.

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

As noted above, we rely on the Consolidated Affiliated Entities, to operate a portion of our operations in China. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. If Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interests in the Consolidated Affiliated Entities, including such equity interests, may be put under court custody. As a consequence, we cannot be certain that the equity interests will be disposed pursuant to the Contractual Arrangement or ownership by the record holder of the equity interests. In addition, we may lose the ability to use and enjoy assets held by any of the Consolidated Affiliated Entities that are important to the operation of our business if those Consolidated Affiliated Entities declare bankruptcy or become subject to dissolution or liquidation proceedings. The Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under the Contractual Arrangements, as a legal matter, if our Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. In addition, future development in the PRC legal system may affect our ability to exert effective control over the Consolidated Affiliated Entities.

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

Certain shareholders of Noah Investment, one of the Consolidated Affiliated Entities, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman, Mr. Zhe Yin, our director, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are either our directors or executive officers and shareholders of the Consolidated Affiliated Entities. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of the Consolidated Affiliated Entities, as what is in the best interest of the Consolidated Affiliated Entities may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing Contractual Arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of Noah Investment, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a PRC entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our PRC subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

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

Any loans made by us to our PRC subsidiaries are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio (“Macro-prudential Management Mode”) under relevant PRC laws and the loans must be registered with the local counterpart of the SAFE, or filed with SAFE in its information system. We may also provide loans to the Consolidated Affiliated Entities or its subsidiaries or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on July 20, 2023, the macro-prudent adjustment parameter for cross-border financing has been increased to 1.5 from 1.25. Moreover, any medium or long-term loan to be provided by us to the Consolidated Affiliated Entities or its subsidiaries or other domestic PRC entities must also be registered with the NDRC. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be recorded with the competent administration for market regulation.

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

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our auditor, the independent registered public accounting firm that issues the audit report included in our annual report filed with the Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 16, 2021, the PCAOB issued a report, or 2021 determination, to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB was unable to inspect or investigate completely. On April 12, 2022, we were identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2022.

On December 15, 2022, the PCAOB vacated its 2021 determinations and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA afte we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer again following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

The foregoing regulations remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure you that we will be able to strictly comply with the relevant regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all.In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our ADSs, and to what extent the filing documents may satisfy the requirements of the CSRC. If it is determined in the future that any additional approvals, filings, registrations or other kind of governmental authorisation from the CSRC or other PRC governmental authorities are required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, it is uncertain whether we can or how long it will take us to obtain such authorisation, and whether any such authorisation could be rescinded. Any failure to obtain or delay in obtaining such authorisation, or a rescission of any such authorization if obtained by us, may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial condition or results of operations.

PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in which we hold equity ownership interests, and the Consolidated Affiliated Entities controlled under the Contractual Arrangements. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have complex regulatory requirements on the conduct of our business, and they may implement stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could limit or hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business may face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

In particular, as the case in many other civil law jurisdictions, the PRC legal system is evolving rapidly,certain recently enacted laws, rules and regulations are relatively new, and unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future.

In addition,the PRC government has promulgated relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding its overseas offering and listing, data security, cross-border data flow, and compliance with China’s securities laws. See also “—Risks Related to Our Business—The approval of or filing with the CSRC or other PRC government authorities may be required under PRC law in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”, “—Any failure to ensure cybersecurity or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations” and “—Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

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

The majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

PRC foreign exchange regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, we may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are currently able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities or designated banks is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

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

Pursuant to SAFE Circular 37, PRC residents (including PRC individuals and PRC corporate entities) who make direct or indirect investments in offshore special purpose vehicles (the “SPV”), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of the basic information, such as any change relating to the PRC individual shareholder, name or operation period, or any material events, such as increase or decrease of capital contribution, share transfer or exchange, or merger or division. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Pursuant to SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. However, due to the uncertainty in the implementation of regulations by the PRC government authorities, as the case in many other civil law jurisdictions, these SAFE registrations may not always be practically available under all circumstances prescribed in these regulations.

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

Furthermore, as these foreign exchange, inbound investment and outbound investment related regulations and their interpretation and implementation have been constantly evolving, as the case in many other civil law jurisdictions, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to PRC enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that our company or any of its subsidiaries outside of China is a PRC resident enterprise for the year ended December 31, 2023, because neither we nor these subsidiaries are controlled by a PRC enterprise or PRC enterprise group, and because our records and these subsidiaries’ records (including the resolutions of the respective boards of directors and the resolutions of the respective shareholders) are maintained outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes, they would be subject to a 25% PRC enterprise income tax on their global income. In addition, if our company is considered a PRC resident enterprise for PRC tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and the PRC in the event that we are considered as a PRC resident enterprise. If we are required to withhold such PRC income tax under the EIT Law, your investment in our ADSs may be materially and adversely affected.

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

On October 17, 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 1, 2017. SAT Public Notice 37 replaced a series of circulars and revised the rules governing the administration of withholding tax on China-sourced income derived by nonresident enterprises. SAT Public Notice 37 provided certain key changes to the current withholding regime including, such as (i) the withholding obligation for a non-resident enterprise which is declaring a dividend arises on the day the payment is actually made rather than on the day of the resolution to declare the dividends; and (ii) the provision that a non-resident enterprise must self-report tax within seven days if its withholding agents fail to withhold or is removed.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of mainland China representing 43.3% of our total revenues in 2023. Expanding our business overseas exposes us to a number of risks, including but not limited to:

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

Our headquarters is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in 44 cities in mainland China, and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

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

Certain investment products that we distribute or manage have real estate or real estate-related business in China as their underlying assets. In 2021, 2022 and 2023, the total value of investment products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 0.9%, 1.9% and 0.2% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM were 4.3%, 4.3% and 4.0% in 2021, 2022 and 2023, respectively. Our real estate investments primarily include one property in Shanghai and seven properties in the United States.

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

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Shareholders. As of December 31, 2023, there were 39,995 options to purchase ordinary shares outstanding, and 90,350 restricted shares had been issued and were outstanding under the 2017 and 2022 Share Incentive Plan. In 2021, 2022 and 2023, we recorded share-based compensation expenses of RMB51.0 million, RMB42.3 million and RMB11.5 million (US$1.6 million), respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to credit risk.

We are subject to credit risk related to accounts receivable, amounts due from related parties and loans receivable, and any significant default on our receivables could materially and adversely affect our liquidity, financial condition and results of operations. As of December 31, 2021, 2022 and 2023, our accounts receivables amounted to RMB808.0 million, RMB498.1 million and RMB504.0 million (US$71.0 million), respectively, our amounts due from related parties amounted to RMB451.4 million, RMB443.4 million and RMB393.9 million (US$55.5 million), respectively, and our loans receivable amounted to RMB595.8 million, RMB465.8 million and RMB286.9 million (US$40.4 million). We may not be able to collect all such receivables due to a variety of factors that are beyond our control. For example, fund investors may not satisfy their contractual obligation to fund capital calls when requested by Gopher or other fund managers of the funds. This may result in shortfalls in capital and may affect the ability of our funds to consummate investments and adversely affect our ability to receive service fees and other income. If we are not able to effectively manage the credit risk associated with our receivables, or if one or more counterparties run into financial difficulties, this could result in losses for us. The performance of our funds may also be affected by credit risk, which could have an adverse effect on our income.

Fluctuation of fair value change of short-term and long-term investments that we made and valuation uncertainty of other long-term investments measured at fair value due to the use of unobservable inputs may adversely affect our financial condition, results of operations, and prospects.

From time to time, we purchase short-term investments, which mainly include held-to-maturity investments, available-for-sale investments, trading debt securities and investments held by consolidated investment funds measured at fair value, and long-term investments, which consist of investments in several private equity funds as a limited partner and equity investments of common shares of several companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. We are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2021, 2022 and 2023, we had short-term investments of RMB92.8 million, RMB316.0 million and RMB379.5 million (US$53.4 million), and long term investments of RMB668.6 million, RMB774.1 million and RMB810.5 million (US$114.2 million), respectively. In addition, certain of our other long-term investments are measured at fair value with significant unobservable inputs used in the valuation techniques. Changes in any of these unobservable inputs may result in changes of the valuation of our other long-term investments measured at fair value, which leads to uncertainty in accounting estimation. We cannot assure you that market conditions will create gains on our short-term and long-term investments or we will not incur any fair value losses or impairment losses on our short-term and long-term investments in the future. If we incur such fair value losses or impairment losses, our financial condition, results of operations, and prospects may be adversely affected.

We are subject to risk of recoverability of deferred tax assets.

We recorded deferred tax assets of RMB335.9 million, RMB436.4 million and RMB431.5 million (US$60.8 million), respectively, as of December 31, 2021, 2022 and 2023. We periodically assess the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements, and therefore could materially and adversely affect our financial condition and results of operation in future years.

Our investments in affiliates may not be successful and we may incur significant losses or be subject to liquidity risk as a result.

Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager, including Gopher Transform Private Fund, real estate funds and real estate funds of funds, private equity funds of funds, and other public securities funds of funds. We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. As of December 31, 2021, 2022 and 2023, we recorded investments in affiliates of RMB1,402.1 million, RMB1,491.8 million and RMB1,526.5 million (US$215.0 million), respectively. We recognized impairment losses on investments in affiliates of nil, RMB0.5 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively, which were recorded as income from equity in affiliates in the consolidated statements of operations. Therefore, any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

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

For the years ended December 31, 2021, 2022 and 2023, certain government subsidies of RMB115.9 million, RMB129.5 million and RMB127.0 million (US$17.9 million), respectively, were granted to us as incentives for our investing and operating in certain local districts in the PRC. These government subsidies are non-recurring in nature and the amounts of these subsidies were subject to the discretion of local governments and there were no fulfilled conditions or contingencies. There is no assurance that we will receive such government subsidies for future financial years.

Risks Related to Our ADSs and Ordinary Shares

The market price for our ADSs and/or ordinary hares may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs in NYSE ranged from US$11.07 to US$21.27 per ADS in 2023. Moreover, as we completed our global offerings and listing in Hong Kong in July 13, 2022, the trading price of our ordinary shares can be volatile for similar or different reasons. In 2023, the trading prices of our ordinary shares in Hong Kong Stock Exchange ranged from HK$17.50 to HK$32.58 per ordinary sharein 2023. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs and/or ordinary shares. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most China-based companies whose shares are traded in Hong Kong and/or the United States. The market price for our ADSs and/or ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Though our board of directors has approved and adopted a new dividend policy on August 10, 2022, as amended on November 30, 2023, and according to which, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors, the dividend policy shall in no way constitute a legally binding commitment by us in respect of our future dividend and/or in no way obligate us to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We may not declare any dividend in the future, and even if we do so, any future dividend may be less than those historically declared. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain their current price.

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

We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, in connection with the settlement of the Camsing Incident, we voluntarily made an ex gratia settlement offer to affected clients. An affected client accepting the offer shall receive restricted share units, which upon vesting will become ordinary shares of our company. The maximum number of ordinary shares to be issued by our company to these settled clients would account for approximately 9.3% of the total issued shares of our company as of December 31, 2023. Such settlement plan will, and any future settlement plan may dilute the holdings of ADS holders in our company.

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

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2023. We believe we were also a PFIC for our taxable year ended December 31, 2022, but we do not believe we were a PFIC for our taxable year ended December 31, 2021.

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

Because we believe that we were a PFIC for our taxable year ended December 31, 2023, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) could be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

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

Founded in August 2005, we are a leading HNW wealth management service provider with global asset management capabilities. We aim to deliver exceptional asset allocation and comprehensive services to Mandarin - speaking HNW individuals and institutions by connecting leading asset managers around the world.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in China. In August 2005, our founders started our business when Noah Investment was incorporated. We exercise effective control over Noah Investment and its subsidiaries through Contractual Arrangements. In 2007, Hongshan Capital, a well - known venture capital firm based in China, invested in our business. In November 2010, we were listed on the New York Stock Exchange as the first independent wealth management company from China. In July 2022, we were listed on the Hong Kong Stock Echange as the first independent wealth management company listed on both NYSE and Hong Kong Stock Exchange from China.

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

Our principal executive offices are located at No.1226, South Shenbin Road, Minhang District, Shanghai, People’s Republic of China. Our telephone number is (86) 21 8035 - 8292. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1 - 1104, Cayman Islands.

B.	Business Overview

We are a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for mandarin - speaking HNW investors. Substantially all our RMB-denominated investment products are managed and distributed in China, and most of our foreign currency denominated products are managed and distributed through our Hong Kong subsidiary, Noah HK, which serves as our offshore booking center.

With over 19 years of operating experience, we continue to distribute and manage investment products and provide comprehensive financial services to our HNW clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Our Business Model

We provide comprehensive financial services through our subsidiaries and Consolidated Affiliated Entities, comprising our wealth management business, asset management business and other businesses, to our clients. In 2023, our wealth management business, asset management business, and other businesses contributed to 75.6%, 23.3% and 1.1% of our total net revenues, respectively.

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

Set forth below is a diagram illustrating our unique ecosystem:

[1]	Others include insurance products, multi-strategies products and others.

Our Clients

We primarily serve Chinese HNW clients who reside in mainland China or overseas with total investable assets exceeding RMB6.0 million. In addition to individual clients, we also strategically provide services to certain institutional clients, including entities affiliated with such individuals, such as their family offices, as well as other institutional investors. In 2021, we started to provide mutual funds and related wealth management services to satisfy our corporate and institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”, operated by our PRC subsidiary Noah Upright. We have attracted a loyal and high quality client base, with approximately 22,453 active clients (including mutual fund-only clients) as of December 31, 2023.

The table below sets forth certain information regarding our clients as of or for the periods indicated.

	Year Ended December 31,
	2021	2022	2023
Number of active clients (excluding mutual fund-only clients)	12,831	6,520	5,731
Number of active clients (including mutual fund-only clients)	42,764	35,877	22,453

In order to provide targeted and personalized services to our clients, we classify our clients into five categories based on their AUA with us, namely ivory, gold, platinum, diamond, and black card clients, with the black card clients being the highest level. The number of our black card clients and diamond card clients reached 2,289 and 7,369 as of December 31, 2023, with an AUA per client of RMB66.9 million (US$9.4 million) and RMB14.4 million (US$2.0 million), respectively.The table below sets forth the number of our core clients as of the periods indicated.

	As of December 31,
	2021(3)	2022	2023
Number of black card clients(1)	1,722	2,104	2,289
Number of diamond card clients(2)	6,475	7,585	7,369
(1)	Black card clients refer to clients with an AUA of over RMB50 million (approximately US$7 million).
(2)	Diamond card clients refer to clients with an AUA of over RMB10 million (approximately US$1.5 million) but less than RMB50 million (approximately US$7 million).
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

Our Key Products and Services

Our Wealth Management Business

We provide diversified investment products, customized asset allocation and value - added services to our clients inside and outside of China for our wealth management business through our subsidiaries. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ wealth management needs, minimizing their risks while generating attractive returns. Our clients benefit from our comprehensive services, expertise and capacities, including, among others, investor education services and trust services. In 2021, 2022 and 2023, net revenues contributed by our wealth management business were RMB3,194.9 million, RMB2,200.0 million and RMB2,491.2 million (US$350.9 million), representing 74.2%, 71.0% and 75.6% of our total net revenues, respectively.

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

Set forth below is a diagram illustrating the business and revenue model of our wealth management business:

Investment Product Offerings

We have a proven track record of consistently pioneering a broad array of innovative and high-quality investment products and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the three years ended December 31, 2021, 2022 and 2023, the domestic and overseas investment products provided by our product partners and Gopher primarily consist of:

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

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2021			2022		2023
	RMB		%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	37,169		38.2	44,726	63.6	47,837	6,738	64.6
Private secondary products	37,776		38.9	11,516	16.4	18,403	2,592	24.8
Private equity products	18,069	(1)	18.6	11,037	15.7	3,330	469	4.5
Other products	4,189		4.3	3,001	4.3	4,486	632	6.1
All products	97,203		100.0	70,280	100.0	74,056	10,431	100.0

Overseas Wealth Management

In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in China, who typically only have domestic and RMB-denominated product offerings. In 2023, revenue from our overseas products accounted for 43.2% of our total revenues.

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

Since the launch of our investor education services, we have organized more than 440 training sessions, which have attracted more than 23,000 investors. We believe that Enoch Education is an important tool for building our business as it raises the financial sophistication of our clients, enables us to deepen our relationships with them, and broadens the clients’ investment knowledge, all of which are believed to further enhance their loyalty and willingness to invest with us, especially for long-duration products.

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

Our Asset Management Business

To further address the asset allocation needs of our clients, we started our asset management business in 2010 under the brand name Gopher. We manage investments with underlying assets in mainland China through the Consolidated Affiliated Entities and outside of mainland China through our subsidiaries Noah HK and Gopher GP, denominated in Renminbi or other currencies. Our AUM were RMB156.0 billion, RMB157.1 billion and RMB154.6 billion (US$21.8 billion), respectively, as of December 31, 2021, 2022 and 2023.

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

Set forth below is a diagram illustrating the business and revenue model of our asset management business:

Given that over 80% of Gopher’s AUM as of December 31, 2023 consisted of private equity investments which generally have a long duration with no contractual redemption rights or high redemption costs as provided under the relevant subscription agreements, we believe that the recurring service fees we earn are relatively predictable and sustainable.

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

We act as the fund manager and/or general partner for the Gopher Funds and collect management fees and performance-based income. We also invest in certain Gopher Funds as general partners, and our equity interests in each individual fund are normally less than 3%. The following table sets forth the typical structure of a Gopher Fund:

Product Offerings

As a multi-asset management service provider, Gopher invests in different categories of assets, including:

●	private equity investments, including investments in the leading domestic and overseas private equity funds through FoFs, feeder funds and S funds, as well as direct and co - investments in sectors such as TMT, financial services and healthcare.As of December 31, 2023, the AUM of Gopher’s private equity investments was RMB132.2 billion (US$18.6 billion), covering over 130 Gopher PE/VC FoFs, and directly or indirectly through these funds, invested in more than 8,000 companies.

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

●	Public securities investments, mainly including Target Strategy, namely a series of NAV-based products utilizing multiple investment strategies to manage underlying assets consisting of publicly listed securities, FoF and MoM investments, as well as direct investments in listed companies. Gopher has a dedicated investment team managing Target Strategy products, which consist of active, balanced and conservative types of funds, utilizing diverse strategies with an aim to create long-term and stable investment returns with relatively low volatility. For the MoM approach, we as the fund manager choose third-party fund managers for certain investment programs of the Gopher Funds and monitor their performances. The third-party fund managers specialize in utilizing different investment strategies to diversify risks and achieve different investing goals amid market volatilities. These third-party fund managers receive an incentive service fee.
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2023, our real estate investments primarily included one office building in Shanghai through a FoF investment, namely Gopher Aroma Plaza. Our real estate investments as of December 31, 2023 also included seven rental apartment projects in the United States.
●	Multi-strategy and other investments. Our multi-strategy investments primarily include multi-asset portfolios and family office accounts. We use asset allocation principles to build multi-asset portfolios and multi- or single-family office accounts. Starting from the third quarter in 2019, we stopped investing in private credit products and started to redeem all outstanding private credit products. By the end of the second quarter in 2021, Gopher had successfully exited approximately RMB30 billion of private credit product investments, marking an important milestone of transformation to NAV-based products.

For a discussion of the change of our asset management product mix during the three years ended December 31, 2021, 2022 and 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Key Performance Indicators—AUM.”

Overseas Asset Management

In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non - RMB - denominated funds of funds offered. We have built a global Gopher platform to identify and source non - RMB - denominated investment products for offshore individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology - related venture capital funds and direct investment opportunities, and New York office focusing on U.S. real estate investments. As of December 31, 2023, the overseas AUM of Gopher reached RMB36.0 billion (US$5.1 billion), representing 23.3% of the total AUM for our asset management business.

Our Portfolio Companies

Our Gopher Funds strive to invest into companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher Funds have invested in many portfolio companies that have achieved outstanding performance and hence generating more performance - based income, which demonstrates our strong asset management capabilities. As of December 31, 2023, Gopher’s AUM included over 130 Gopher PE/VC FoFs, which in aggregate invested in more than 200 funds managed by third parties, and directly or indirectly through these funds, invested in more than 8,000 companies, many of which had achieved substantial growth. As of December 31, 2023, more than 640 companies Gopher invested in had successfully become listed companies and more than 200 companies had grown into unicorn companies with a valuation over US$1.0 billion.

Our Product Partners and Investment Partners

We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we collaborate encompass a variety of institutions and companies, mainly including PE/VC general partners, mutual fund managers and private secondary fund managers. We distribute investment products provided by these product partners directly, and for our asset management business, our Gopher Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher Funds as asset management products to our clients. In certain occasions, our Gopher Funds also co-invest with our investment partners into portfolio companies directly. During the three years ended December 31, 2021, 2022 and 2023, we collaborated with over 100 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business.

We have a strong presence in private equity investment industry both domestically and overseas. We have built collaborative relationships with 15 out of the top 20 VC fund managers as named in the “2021 Annual List of Chinese Venture Capital Investment Institutions” in December 2021 by CV Info, one of China’s leading third - party private equity information providers, and nine of the top 25 international PE firms as named in “Private Equity International’s PEI 300 list” for 2022.

In addition to leading PE/VC firms, we also collaborate with other financial institutions to provide a variety of investment products. Specifically, we currently collaborate with leading domestic private secondary fund managers, such as Perseverance Asset Management and Greenwoods, as one of their exclusive distribution channels for public securities. And we have intensifed screening and coverage of top hedge fund managers worldwide. Ten of the top 50 global hedge fund managers as named in “With intelligence Global Billion Dollar Club 2022’ have been onboarded.

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

Our dedicated relationship managers strive to provide tailored investment services to our clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi - asset class investments that we offer. In 2021, we made strategic investments in our talents to capture market opportunities and seek for long - term growth potential. As a result, the total number of relationship managers decreased to 1,276 as of December 31, 2022 from 1,316 as of December 31, 2021. In 2022, in order to mitigate the risk of the macro environment volatility, we further condensed our sales force and the total number of relationship managers decreased to 1,276 as of December 31, 2022. As of December 31, 2023, we had a total of 1,252 relationship managers. Meanwhile, in 2022, we also started to establish our offshore “Noah Triangle” team who resides in Hong Kong and Singapore to provide more dedicated and globalized services to our offshore HNW investors. As of December 31, 2023, we have 89 overseas relationship managers.

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

The following table sets forth a selection of licenses that are material to our business operations held by us as of December 31, 2023.

Location	Licenses	Expiration Date
Mainland China	Certificate for privately-raised investment fund manager	N/A

	Fund distribution license	N/A

Hong Kong	Type 1 (Dealing in securities)	N/A

	Type 4 (Advising on securities)	N/A

	Type 9 (Asset management)	N/A

	Insurance brokerage license	July 14, 2024

	TCSP (trust or company service provider) license	November 4, 2026

	Money lenders license	September 1, 2024

Jersey Islands	Family trust license	N/A

United States	Investment advisor license	N/A

	Insurance brokerage license	May 31, 2025

Singapore	Capital market service license	N/A

	Family trust license	N/A

	Exempt financial advisor license	N/A

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

Client Service Centers

We believe our high-quality client service enhances our client loyalty and brand image. We serve our clients primarily through our network of relationship managers. Headquartered in Shanghai, our client service network covered 44 cities in mainland China as of December 31, 2023, multiple developed regions where the country’s HNW population is concentrated, including the Yangtze River Delta, the Pearl River Delta, the Bohai Rim and other regions. Our strategy is to open offices at locations with concentrated HNW population and strong regional economies. We have opened offices in tier-one and tier-two cities and key provincial capitals in mainland China. We also have offices in Hong Kong (China), Taiwan (China), Silicon Valley, New York and Singapore.

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

Other Businesses

In addition to our wealth management business and asset management business, we also provide other services through our subsidiaries. These services serve as value - added services that we provide to our clients to broaden and deepen client relationships. In 2021, 2022 and 2023, other businesses represented 1.3%, 2.1% and 1.1% of our net revenues, respectively.

Marketing and Brand Promotion

Our relationship managers target potential HNW clients and adopts effective marketing based on thorough data analytics. Our client engagement and branding initiatives primarily include the following:

Offline and Online Investor Seminars and Wealth Management Forums

In order to attract new clients and develop client loyalty, we organize targeted client events on a regular basis, such as high - profile investor seminars and workshops, industry conferences and other investor education and social events, where we present our market outlook and highlight our product selections. We invite experts or authorities in the industry to share the latest market trends, newly promulgated laws and regulations, and other updates with our clients. We organize these events offline as well as online. In 2023, we organized over 4,000 investor seminars, wealth management forums and other value - added service activities, which were attended by an aggregate of over 60,000 clients onlince and offline.

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

Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

●	Board of Directors, Audit Committee and Internal Audit. Our board of directors and audit committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our audit committee quarterly. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.
●	Regulatory compliance. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.
●	Treasury management. We have established and implemented treasury management policies and procedures in managing our investments, including:

●	budget plans: we require our subsidiaries and Consolidated Affiliated Entities to prepare budget plans on a periodic basis to optimize our Group’s use of funds, according to which we could allocate proper amount of funds to be used in investment projects.
●	approval process: we have adopted approval processes related to investments, including (i) preliminary review and analysis of the proposed investment project (including but not limited to, background search, due diligence and compliance analysis), and (ii) the final review and approval by our treasury management committee.
●	monitoring: our treasury department and treasury management committee will continuously monitor the approved investment projects.
●	Licenses and approvals. We maintain policies to ensure that we have required licenses and approvals in place. Our compliance department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.
●	Data security. We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management. See “—Privacy and Data Security.”
●	Know-your-client. As part of our risk management and compliance practice, we operate a strict client due diligence process, including:
●	At account opening: we require individuals seeking to open account with us to complete standard know-your-client and anti-money laundering procedures, including documents for proof of their identity, automatic real-person biometric recognition for our individual clients and declaring source of funds for investment.
●	Before product purchase: we require our clients to complete a more comprehensive know-your-client questionnaire specifically designed for the proposed investment product in accordance with laws and regulations of the competent jurisdiction in which we distribute the product. Such questionnaires are designed to collect a wide array of personal and financial information, including the individuals’ professional background, investment experience, level of investable assets and risk tolerance. We also require our clients to provide supporting documents, such as trading statements and proof of assets.
●	Regular updates: our relationship managers follow up with a registered client to complete questionnaires in order to update the client’s risk profile and investment preferences on a regular basis.
●	Client suitability assessment and recordkeeping. We have adopted various measures to ensure that the client’s risk profile matches the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients’ risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.

●	Anti-money laundering. In addition to our know-your-client measures, we have also implemented anti-money laundering policies, including (i) a real-name policy in the process of business operations, (ii) requirement of complete client information, (iii) requirement of trackable transaction records and (iv) requiring and source of fund information. We have further established an anti-money laundering information reporting system, as part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

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

Our Technologies

Our technology infrastructure is integrated and readily scalable to support the growth of all of our business segments and digitalization across front-end, middle-end and back-end operations. Each aspect of our business operations is supported by its innovative technology infrastructure, and the success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and providing future growth opportunities. Principal components of our technology system primarily include:

●	Convenient online transaction platforms.Our online platforms WeNoah, Fund Smile and iNoah facilitate investments in substantially all of our wealth management and asset management products online, providing a smooth investment experience. These convenient online transaction platforms allow us to serve a broader client base and increase our transaction value, in particular in mutual fund products. We have launched our domestic and overseas mutual fund platforms Fund Smile and iNoah in July 2019 and June 2020, respectively. Investments of RMB39.6 billion and US$1,184.5 million, respectively, were completed through Fund Smile and iNoah for the year ended December 31, 2023. Furthermore, leveraging our extensive coverage of mutual funds in the industry as well as our comprehensive fund screening process, our self - developed treasury management interface, Smile Treasury, is able to fulfil our institutional clients’ diversified money market and liquidity management needs by providing them with customized plans. Through a fully automated online account opening option, Smile Treasury helps small and dedium - size enterprises to optimize cash returns while maintaining liquidity of working capital. In addition, our online transaction capabilities allow us to serve our clients and facilitate transactions in a more convenient and cost - effective manner, in particular during the COVID - 19 pandemic when face - to - face meetings were limited due to quarantine measures and travel bans.
●	24/7 digitalized client service experience. Our client service platforms enable our relationship managers to provide 24/7 real time client services to our clients, including providing professional investment advices, guiding our clients through the investment process and providing various post-investment services. In addition, we also organize various investor education sessions and product roadshows through our online platforms, which enhances the client stickiness.
●	Automated investment management system. We developed and launched GIMSP, an automated investment management system that digitalizes almost all aspects of Gopher’s asset management business. GIMSP functions as a digitalized and structured database designed for private equity investments, which includes information on more than 8,000 potential portfolio companies. GIMSP visualizes data in a clear and systematic fashion using techniques such as knowledge mapping, allowing specialists to extract and analyze information easily amidst large volumes of documents, which is particularly helpful for private equity investments and portfolio management. Leveraging proprietary technology, GIMSP incorporates work flow engines that automate various tasks during the lifespan of investment funds, saving substantial amounts of tedious manual labor that would have otherwise been done by personnel. GIMSP is able to swiftly update its data based on information uploaded and retrieved, and shortens the lead time for commitment share mapping for targeted portfolios after capital calls, from traditional “T+N” to “T+1”, with T being the wire date, “T+1” being the date after wire date and “T+N” being a few business days after wire date. GIMSP is the first and only investment management system in the HNW wealth management services industry in China to have achieved this function.

●	Intelligent investment advisory tools for relationship managers. Our upgraded CRM (client relationship management) platform is an intelligent online wealth management system that significantly improves the work efficiency and productivity of our relationship managers. In particular, our Mutual Fund Work Station, one of the key modules in our CRM platform, provides our relationship managers with in-depth and up-to-date market data, including real-time trading updates of different mutual fund products, to help them update their clients from time to time. Furthermore, leveraging big data technology and its extensive database of investment products, Mutual Fund Work Station also enables our relationship managers to quantitatively analyze expected return and risk of investment products, automatically alert risk events and generate investment recommendations based on clients’ investment preferences, expected returns and risk appetite, among others.
●	Open service platform. Starting from the fourth quarter of 2020, we have been integrating our internal resources to launch “Noah Digital International”, a new consolidated division to facilitate our offering of comprehensive services such as investor education and family trust.
●	Digitalized KYC/KYA/KYP management. We have adopted a digitalized approach to manage our operations, especially our “know-your-client,” “know-your-agent” and “know-your products” practices. Based on our extensive industry knowledge and experience, we label our clients, relationship managers and products based on different segmentations, and utilize such segmentation to optimize our resource allocation. For instance, leveraging our digitalized KYC/KYA/KYP management, we are able to accurately match our products with a suitable client base, and therefore enhance our operating efficiency.

Research and Development

Our business innovations and developments are empowered by our innovative technology infrastructure and strong research and development capabilities in creating and identifying suitable investment products.

We had a dedicated research and development team of 317 employees out of the total 2,583 employees as of December 31, 2023, representing approximately 12.3% of our total workforce. Our research and development team is led by a team of visionary and experienced industry experts. It is an industry veteran team with extensive experience in software platform research and development and structuring. Core members of the team have previously worked in managerial positions at leading technology or finance companies including Tencent, Alibaba, eBay, Vipshop, China Mobile, Lufax, Goldman Sachs and Morgan Stanley.

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

To keep improving our staff’s information security awareness and reduce human factors, we have organized various internal training sessions and prepared quizzes on information security. In 2023, we conducted over 1,300 hours of information security - related trainings for our employees.

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

As of December 31, 2023, we had 718 registered trademarks (578 registered trademarks in mainland China and 140 registered trademarks in Hong Kong (China), Taiwan (China), the U.S., Europe, Singapore, Canada, India, Australia and several other countries and regions), 101 software copyrights, 235 registered domain names, and three issued invention patents in mainland China. Specifically, the Trademark  owned by Noah Investment has been recognized as a “Well-known Trademark” in China. The trademark  owned by Gopher has also been recognized as a “Well-known Trademark” in mainland China.

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

Occupational Health and Safety

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the three years ended December 31, 2021, 2022 and 2023 and up to the date of this annual report, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues.

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance (“ESG”) matters and take actions in our day - to - day operations and investment services. Since 2014, we have been voluntarily releasing a Corporate Social Responsibility (“CSR”) Report on an annual basis, which are well recognized both domestically and internationally. In 2023, we were awarded 2023 China’s Top Innovative Employer from Forbes, 2023 ESG Pioneers from Cailian Press, and 2023 Model Enterprise for CSR and ESG Responsibility from China Business Journal.

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

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the three years ended December 31, 2021, 2022 and 2023 and up to the date of this annual report, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our group.

Our 2023 Noah Holdings Limited Sustainability Report will be released in April 2024, prepared in accordance with the Appendix C2 “Environmental, Social, and Governance Reporting Guide” of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The report will also draw reference from the Global Reporting Initiative Standards issued by the Global Sustainability Standards Board, the International Financial Reporting Standards S2 - Climate - related disclosures issued by the International Sustainability Standards Board, and the United Nations Sustainable Development Goals. .The report will highlight our efforts in ESG matters during the period, including corporate governance, employee compensation, anti - bribery and anti - corruption, sustainable management, human capital management, client - oriented innovation and investor education, digitalization, charity as well as other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

In March 2021, Ms. Jingbo Wang, our founder and chairwomen, signed the Statement of Support for Women’s Empowerment Principles at UN Women. As of December 31, 2023, female employees accounted for 62% of our total employees and 44% of our senior management team. The average training hours of our employees are approximately 81.84 hours in the year. We endeavor to include ESG - related topics into the decision - making process of risk management, product and service development and provision, as well as marketing activities.

In October 2021, we were recognized by the international certification agency SGS and obtained ISO 14064 - 1:2018 (qualification and reporting of greenhouse gas emission and removal, becoming the first company in China to meet the standard. The new office premises we purchased in Hongqiao Transporation Hub consists of four office buildings, one of which was certified as LEED platinum level with the other three as LEED gold level by LEED certification, a globally recognized symbol of sustainability achievement and leaderships.

Since 2021, Noah’s domestic and overseas mutual fund platform, “Smile Fund” and “iNoah” have both launched special ESG zone, with a professional team that regularly updates long - term tracking to screen high - quality ESG funds for customers and create more social value while protecting their assets. As of December 31, 2023, the Smile Fund in ESG Zone had launched a total of 11 publicly offered fund products, with a cumulative fundraising amount exceeding RMB157 million.

In 2022, Rayliant and our company jointly established an ESG committee and set up ESG fundamental quantitative products, aiming to bring long - term relatively stable returns to investors through ESG strategies. As of December 31, 2023, we, our employees and clients had donated more than 387,000 saxaul trees that have been planted in Tengger Desert in China, covering more than 8,287 acres of land and helping to stabilize 3.8 square kilometers of sand. Noah also supports the “Noah Ark - Biodiversity Conservation” program in the South West China to help protect animals such as green peafowls and Asian elephants. In February 2022, the program has entered into an agreement for renting 235.6 acres of forest in Yuxi, Yunnan province, which will be used in protecting Green Peafowl and the ecological restoration of their habitat for next 20 years.

From 2015 to 2023, we organized 220 series of Noah Care courses in more than 40 cities in China, covering topics of happiness, well - being, and psychological health, which have been attended by or benefited more than 23,000 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non - resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

In April 2022, in order to help combat the serious COVID - 19 pandemic in Shanghai, we have donated a total of more than RMB2.5 million in materials, helping our employees, clients and the front - line epidemic protection institutions to overcome the hard time.

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

On December 27, 2020, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the 2019 Encouraging Catalogue. On December 27, 2021, the MOFCOM and the NDRC released the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022, to further reduce restrictions on the foreign investment and replace the previous negative list. On October 26, 2022, the MOFCOM and the NDRC released the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the 2021 Encouraging Catalogue.

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

According to the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination or approvals. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of private funds of all types are, however, required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a private fund of any type is completed. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) on January 17, 2014, and issued the Measures for Registration and Filing of Private Investment Fund, or the New Registration and Filing Measures, on February 24, 2023 to replace the former, the Registration and Filing Measures took effect on May 1, 2023, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self - regulatory administration of private funds.

Since late 2015, the AMAC promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1 to 3 and Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4 which has been amended on July 14, 2023. These regulations have the effect of (i) expanding the self - discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record - filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

On November 9, 2017, the State Council promulgated the Notice of Implementation Measures to Transfer a Portion of State - owned Capital to Social Security Fund, or the State - owned Capital Transfer Notice, which amended the previous mechanism of state - owned capital transfer. In the past, if the portion of state - owned capital of an entity is more than 50% or otherwise considered as significant by competent authorities (State - owned Assets Supervision and Administration Committee, Ministry of Finance or CSRC in different occasions), the entity shall voluntarily transfer a portion of shares to the Social Security Fund in its initial public offering. In practice, before the State - owned Capital Transfer Notice, the limited partners with state - owned capital had the liberty to determine the portion and status of state - owned capital in its own shareholding/equity structure, which will eventually impact the state - owned capital percentage of the private fund the limited partner invested in. In addition, before the State - owned Capital Transfer Notice, when a private fund, or its invested enterprise, is considered to be in fact controlled by state - owned capital, the invested enterprise will likely have to transfer the relevant shares in its first public offering. Pursuant to the State - owned Capital Transfer Notice, only the prescribed type of entities shall transfer the shares to Social Security Fund and unless otherwise clarified by the State Council, a private fund is not a prescribed type entity.

On April 27, 2018, the PBOC, China Banking and Insurance Regulatory Commission, or the CBIRC, CSRC and State Administration of Foreign Exchange, or the SAFE, jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. However, if there are no such laws and regulations addressing particular topics, then the Guidance Opinions applies. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions and the Administrative Measures on the Opration of Private Asset Management Business of Securities and Futures Institutions, both of which have been amended on January 12, 2023. CBIRC has also issued specific implementation rules in the industries subject to its regulation. On October 19, 2019, NDRC, PBOC, the Ministry of Finance, CBIRC, CSRC and SAFE jointly released the Notice on Further Clarifying the Matters Concerning Regulating Asset Management Products for Financial Institutions to Invest in Venture Capital Funds and Government - funded Industry Investment Funds, specifying how Guidance Opinions applies to venture capital funds and government - funded industry investment funds. On September 28, 2023, the AMAC issued the Instructions for the Filing of Private Investment Funds No.1 to 3 to replace the Instructions for the Filing of Privately - Raised Investment Funds (2019 Version) issued on December 23, 2019, which reflects certain provisions set forth in the Guidance Opinions.

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

On February 24, 2023, the AMAC issued the New Registration and Filing Measures and the Instructions for the Filing of Private Investment Fund Managers No.1 to 3, which took effect on May 1, 2023 and replaced the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), the Notice for Private Fund Manager Registration and Answers to questions related to the registration and filing of private equity funds (IV), (XIII) and (XIIII), (collectively, the Replaced Measures). The New Registration and Filing Measures further standardized and clarified the relevant issues and requirements relating to registration and filing of private fund managers and private funds, and the submission of private fund operation information, besides, it also further improved the standards for the requirement in regards to the registration and filing of private fund managers and private funds, as well as the operation requirements of private fund managers. Compared with the Replaced Measures, the New Registration and Filing Measures required that private fund managers must meet the paid-in monetary capital of not less than 10 million yuan and have not less than 5 full-time employees when registering.

On July 3, 2023, the State Council promulgated the Regulations on the Supervision and Administration of Private Investment Funds, or the Private Funds Regulations, which became effective on September 1, 2023. The Private Funds Regulations aims to promote the standardized operation of private funds from the following six aspects: (i) strengthening the supervision of private fund managers, clarifying their legal duties and prohibited behaviors, private fund managers need to apply for registration with AMAC, and ensure that they meet the continuous operation requirements and have the corresponding ability to engage in private fund management; senior executives shall also meet the the professional requirements and receive compliance and professional ability training in accordance with relevant regulations; (ii) standardizing the requirements for fundraising and filing, firmly adhering to the bottom line of non-public and qualified investors in fundraising business activities, implementing see-through way of supervision, and strengthening the investor suitability management; (iii) clarifying the scope of private fund investment and negative list, making institutional arrangements for professional management and related transaction management to safeguard the legitimate rights and interests of investors; (iv) clarifying the market-based exit mechanism; (v) enriching the means of supervision during and after the incident, and increase punishment for violations of laws and regulations. The Private Funds Regulations makes clear that the CSRC can take measures including on-site inspection, investigation and collection of evidence, account inquiry, access, copy and seal the information involved. If a private fund manager is found to violate relevant laws and regulations, measures such as ordering business suspension, replacing personnel, compulsory audit and takeover can be taken by the CSRC.

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

The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures, on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Raising Institutions (Trial), or the Investor Suitability Management Guidance, on June 28, 2017 in consistence with the Administrative Measures of the Securities and Futures Investor Suitability issued by the CSRC on December 12, 2016 and took effect on July 1, 2017 (last amended on August 12, 2022), which both made significant changes to the fund raising procedures and fund distribution institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new processes such as the “cooling-off period” and the “re-visit.”

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

On February 27, 2023, CSRC promulgated the Measures for the Administration of Cybersecurity and Information Security in the Securities and Futures Industries, or the Securities and Futures Cybersecurity Measures, which became effective on May 1, 2023. The Securities and Futures Cybersecurity Measures shall apply to the construction, operation, maintenance and use of Internet and information systems by securities companies, futures companies, fund management companies and other securities and futures operating institutions in PRC, putting forward detailed requirements regarding investors’ personal information protection and operation, promotion, development and emergency response of Internet and information security.

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

On September 28, 2023, the CAC published a draft of the Provisions on Regulating and Promoting Data Cross-border Transfer for public comment (the “Draft Provisions”). The Draft Provisions makes substantial adjustment to the current data cross-border transfer compliance system, some of the daily oprating activities of financial institutions such as cross-border remittances and human resources management can be exempted from the application of security assessment, standard contract and personal information protection certification through mutual agreement. The Draft Provisions also simplifies the application of the supervision mechanism in other cases.However, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation of the Draft Provisions.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions by such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund issued by the State Council on March 24, 2002 and last amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market, or Circular 108. Pursuant to the Circular 108, effective from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions or establishments that are set up within China by overseas institutions if such income has an actual connection with the institutions or establishments. On November 22, 2021, the Ministry of Finance and the SAT jointly issued the Notice on Continuing the Policies on Enterprise Income Tax and Value - added Tax for Overseas Institutions Investing in the Domestic Bond Market, which extends the effective period of aforesaid temporary exemption of enterprise income tax to December 31, 2025. On March 20, 2019, the Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, or Circular 39, which became effective on April 1, 2019. Under the Circular 39, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets; (iii) taxpayers of manufacturing and living service industries shall be allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from April 1, 2019 to December 31, 2021.

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

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), most recently amended on August 5, 2008, or the Exchange Rules; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

On March 30, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect and replaced previous regulations from June 1, 2015, and last amended on March 23, 2023. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC provided that such usage shall fall into the business scope of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although the SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If the Consolidated Affiliated Entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the Consolidated Affiliated Entities’ operations will be subject to statutory limits and restrictions, including those described above. On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, last amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or the SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with laws and regulations. On April 10, 2020, the SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which took effect on the same date. According to the SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

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

Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Regulations on Stock Incentive Plans

On December 25, 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On January 5, 2007, the SAFE issued the Implementing Rules of the Administrative Measures for Personal Foreign Exchange (last amended on March 23, 2023), which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the Stock Incentive Plan Rules, which terminated the Operation Rules on the Foreign Exchange Administration of the Participation of Domestic Individuals in Overseas Listed Companies’ Employee Stock Ownership Plans and Share Option Schemes issued by the SAFE on March 28, 2007. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans or stock option plans of overseas listed companies.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and Consolidated Affiliated Entities in mainland China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and Consolidated Affiliated Entities, as of December 31, 2023:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Noah Upright Fund Distribution Co., Ltd.	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd.	August 24, 2007	PRC	100%
Noah Insurance (Hong Kong) Limited	January 3, 2011	Hong Kong	100%
Noah Holdings (Hong Kong) Limited	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman Islands	100%
Wuhu Fangtiao Technology Co., Ltd.	November 28, 2019	PRC	100%
Shanghai Nuohong Real Estate Co., Ltd.	May 30, 2013	PRC	100%
Noah International (Hong Kong) Limited	January 7, 2015	Hong Kong	100%
Shanghai Noah Investment Management Co., Ltd.	August 26, 2005	PRC	Controlled under the Contractual Arrangement
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Massa Asset Management Co., Ltd.	June 29, 2015	PRC	Controlled under the Contractual Arrangement

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

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

●	the ownership structure of Noah Investment and Noah Group does not result in a violation of any applicable PRC laws and regulations currently in effect; and

●	the Contractual Arrangements among Noah Group, Noah Investment, and the Registered Shareholders governed by PRC laws are valid, legal and binding, and do not result in a violation of any applicable PRC laws or regulations currently in effect.

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

Our principal executive offices are located in our owned office premise with a gross floor area of approximately 72,000 square meters at No.218, Shaohong Road, No.1226 and No.1256, South Shenbin Road, Minhang District, Shanghai, People’s Republic of China. As of December 31, 2023, we owned a total of two properties, with one property for office premises in Suzhou and one property used as our headquarter purchased in May 2021. As of December 31, 2023, we also leased offices in Hong Kong (China), Taiwan (China), Silicon Valley, New York and Singapore, as well as leased offices for our service centers and headquarters across China. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	37,169	38.2	44,726	63.6	47,837	6,738	64.6
Private secondary products	37,776	38.9	11,516	16.4	18,403	2,592	24.8
Private equity products	18,069	18.6	11,037	15.7	3,330	469	4.5
Other products	4,189	4.3	3,001	4.3	4,486	632	6.1
All products	97,203	100.0	70,280	100.0	74,056	10,431	100.0

Over the last three years, our product mix has evolved due to the economic and market cycles in China and the changing regulatory environment. From the third quarter of 2019, we ceased the offering of private credit products (classified in “other products” in the table above) and transitioned to offer more standardized public securities products. This decision was based on a combination of (i) our understanding and anticipation of the changing regulatory and market environment, and (ii) our commercial evaluation of the risks related to private credit products. Our transaction value decreasd by 27.7% from RMB97.2 billion in 2021 to RMB70.3 billion in 2022, primarily due to the volatility of macro environment and global secondary market in 2022. Our transaction value increased to RMB74.1 billion in 2023, primarily due to an increase in the distribution of private secondary and mutual fund products.

AUM

We measure the performance of our asset management business primarily through AUM. AUM determines the recurring service fees and performance-based income that we are able to collect over the life cycle of the investment products managed by us. Gopher’s AUM were RMB156.0 billion, RMB157.1 billion and RMB154.6 billion (US$21.8 billion) as of December 31, 2021, 2022 and 2023, respectively. Gopher’s AUM increased from RMB156.0 billion as of December 31, 2021 to RMB157.1 billion as of December 31, 2022, primarily due to continued increase in our management of private equity assets. Gopher’s AUM decreased from RMB157.1 billion as of December 31, 2022 to RMB154.6 billion (US$21.8 billion) as of December 31, 2023, primarily due to decrease in our management of private equity assets.

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

The table below summarizes our AUM and typical management fee rates chargeable by asset management services provided by Gopher for the last three years:

	As of December 31,
	2021			2022			2023
	Typical			Typical			Typical
	management			management			management
	fee rates	RMB	%	fee rates	RMB	%	fee rates	RMB	%

	(in billions, except for percentages)
Product type
Private equity investments	0.5%-2.1%	130.9	83.9	0.5%-2.1%	133.1	84.7	0.5%-2.1%	132.2	85.5
Public securities investments	0.4%-1.7%	11.2	7.2	0.2%-1.8%	11.0	7.0	0.1%-2.1%	11.5	7.4
Real estate investments	0.5%-2.3%	6.6	4.3	0.5%-3.0%	6.8	4.3	0.5%-3.0%	6.2	4.0
Multi-strategies investments	0.6%-1.1%	5.9	3.8	0.5%-1.2%	4.8	3.1	0.5%-1.0%	4.2	2.8
Other investments[1]	—	1.4	0.8	—	1.4	0.9	—	0.5	0.3
All products		156.0	100.0		157.1	100.0		154.6	100.0
1	Since the first quarter of 2021, we reclassified all remaining mezzanine financing products linked to corporate merger and acquisitions and buy outs from credit to private equity in the amount of RMB4.7 billion, considering its nature is more akin to equity than credit. We have also revised the comparative period presentation to conform to current period presentation

Except for public securities investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the periods indicated.

Long-duration private equity investments represent an increasing portion of the total AUM, which we expect to help us receive more consistent revenue from recurring service fees. Private equity investments as a percentage of total AUM grew from 83.9% as of December 31, 2021 to 84.7% as of December 31, 2022, and further grew to 85.5% as of December 31, 2023, primarily due to the accumulation effect for the strategy of fund investments with a long duration. Gopher has also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients.

From the third quarter of 2019, Gopher ceased the offering of private credit products and transitioned to offer more standardized public securities products. As a result, the private credit products (classified in “other investments” in the table above) accounted for only an insignificant portion in Gopher’s total AUM, representing 0.8%, 0.9% and 0.3% as of December 31, 2021, 2022 and 2023, respectively. The percentage of public securities products in Gopher’s total AUM remained relatively stable at 7.2%, 7.0% and 7.4% as of December 31, 2021, 2022 and 2023, respectively.

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

In addition, over 75.0% of Gopher’s AUM as of December 31, 2023 can generate performance-based income if the investment returns exceed certain thresholds, which are typically recorded when underlying investments are exited and monetized.

Furthermore, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. Our overseas AUM managed by Gopher GP were RMB28.4 billion, RMB31.5 billion and RMB36.0 billion (US$5.1 billion), respectively, representing 16.5%, 20.2% and 23.3% of our total AUM for asset management business as of December 31, 2021, 2022 and 2023, respectively.

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

Revenue from the Asset Management Business

When the investment product that the client purchases is offered by Gopher, Gopher is entitled to receive fees as the fund manager, and derive revenue accordingly, which include:

a.	from the fund, one-time commissions, when the investment product was primarily distributed directly by Gopher, instead of the wealth management branch, for fund-raising services provided to the fund. Most of Gopher products were distributed by the wealth management branch during the three years ended December 31, 2021, 2022 and 2023. Since the fourth quarter of 2020, as Gopher has been selling all of our domestic PE/VC investment products directly to comply with a new regulation[1], one-time commissions in relation to such products are recognized as revenue from the asset management segment.
b.	from the fund, recurring service fees for fund management services provided to the fund;
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

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 3,148, 2,884 and 2,583 as of December 31, 2021, 2022 and 2023, respectively. Considering the macro volatility, we implemented more strict cost control and improve opearating effeiciency, our headcount was decreased by 17.9% from 2021. We anticipate to continue our investments in talent but will still closely monitor our headcount to maintain high operating efficiency.

In 2021, 2022 and 2023, we incurred relationship managers compensation of RMB920.9 million, RMB497.1 million and RMB655.5 million (US$92.3 million), respectively, representing 21.5%, 16.0% and 19.9% of our net revenues in the same periods, respectively. As of December 31, 2021, 2022 and 2023, we had 1,316, 1,276 and 1,252 relationship managers, whose compensation typically comprises base salaries, quarterly bonuses, and year-end performance-based bonuses. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers to distribute more investment products.

Share-based compensation expenses include grants and vesting of stock options and restricted shares to our employees and directors. We adopted two share incentive plans in 2008 and 2010, and replaced both with a new share incentive plan in 2017, which was terminated when our 2022 Share Incentive Plan was approved and adopted in December 2022. In December 2023, we made additional modifications to our share incentive plans. For more information, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Share Incentive Plans.” We expect to incur additional share-based compensation expenses relating to share options or restricted shares in the future as we plan to continue to grant share options or restricted shares to our employees and directors.

Share-based compensation expenses were included in compensation and benefits in 2021, 2022 and 2023. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share options	18,081	0.4	24,195	0.8	1,883	265	0.1
Restricted shares	32,956	0.8	18,105	0.6	9,647	1,359	0.3
Total share-based compensation	51,037	1.2	42,300	1.4	11,530	1,624	0.3

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. We operated service centers in 84,75 and 44 cities in China as of December 31, 2021, 2022 and 2023, respectively.

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

Our PRC subsidiaries and the Consolidated Affiliated Entities are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in the PRC. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB33.5 million, RMB28.5 million and RMB23.1 million (US$3.3 million) were deducted from our total revenues in 2021, 2022 and 2023, respectively.

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

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	1,130,894	617,636	1,072,838	151,106
Recurring service fees	913,700	768,980	707,580	99,661
Performance-based income	391,903	184,048	16,344	2,302
Other service fees	161,982	223,441	270,579	38,110
Total revenues from others	2,598,479	1,794,105	2,067,341	291,179
Revenues from funds Gopher manages:
One-time commissions	140,522	63,809	16,365	2,305
Recurring service fees	1,195,309	1,145,435	1,112,850	156,742
Performance-based income	392,290	125,528	121,265	17,080
Total revenues from funds Gopher manages	1,728,121	1,334,772	1,250,480	176,127
Total Revenues	4,326,600	3,128,877	3,317,821	467,306
Less: VAT related surcharges	(33,506)	(28,505)	(23,125)	(3,257)
Net Revenues	4,293,094	3,100,372	3,294,696	464,049
Operating costs and expenses:
Compensation and benefits	(2,168,880)	(1,441,882)	(1,456,753)	(205,180)
Selling expenses	(437,131)	(349,014)	(485,778)	(68,420)
General and administrative expenses	(383,321)	(235,319)	(275,727)	(38,835)
(Provision for)/ reversal of credit losses	(112,959)	424	7,028	990
Other operating expenses	(107,844)	(115,653)	(112,506)	(15,846)
Government subsidies	115,939	129,521	126,955	17,881
Total operating costs and expenses	(3,094,196)	(2,011,923)	(2,196,781)	(309,410)
Income from operations:	1,198,898	1,088,449	1,097,915	154,639
Other income (expense):
Interest income	71,866	61,416	161,926	22,807
Investment income (loss)	65,426	85,554	(61,486)	(8,660)
Settlement expenses	(19,908)	—	—	—
Contingent legal expense	—	(99,000)	—	—
Other (expense) income	(18,240)	13,130	10,892	1,534
Total other income	99,144	61,100	111,332	15,681
Income before taxes and income from equity in affiliates	1,298,042	1,149,549	1,209,247	170,320
Income tax expense	(293,940)	(267,108)	(262,360)	(36,953)
Income from equity in affiliates	301,979	89,148	54,128	7,624
Net income	1,306,081	971,589	1,001,015	140,991
Less: net loss attributable to non-controlling interests	(8,050)	(4,982)	(8,479)	(1,194)
Net income attributable to Noah’s shareholders	1,314,131	976,571	1,009,494	142,185

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenues. Our total revenue increased by 6.0% from RMB3,128.9 million for the year ended December 31, 2022 to RMB3,317.8 million (US$467.3 million) for the year ended December 31, 2023. The increase in total revenues was primarily due to an increase in one-time commissions from distribution of insurance products.

Operating Costs and Expenses. Our operating costs and expenses increased by 9.2% from RMB2,011.9 million in 2022 to RMB2,196.8 million (US$309.4 million) in 2023. The increase in operating costs and expenses was primarily driven by growing number of client events hosted and traveling expenses incurred in 2023 accompanied with our global expansion strategy, while our total operating costs and expenses remained at low base due to various pandemic control measures implemented in 2022.

Other Income. Our total other income increased by 82.2% from RMB61.1 million in 2022 to RMB111.3 million (US$15.7 million) in 2023. The increase in other income was primarily attributable to increases in interest income.

Income Tax Expense. Income tax expense decreased slightly by 1.8% from RMB267.1 million in 2022 to RMB262.4 million (US$37.0 million) in 2023, primarily due to a lower effective tax rate.

Net Income (Loss) Attributable to Noah’s Shareholders. Due to the foregoing, the net income attributable to Noah’s shareholders increased by 3.4% from RMB976.6 million in 2022 to RMB1,009.5 million (US$142.2 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenues. Our total revenues decreased by 27.7% from RMB4,326.6 million in 2021 to RMB3,128.9 million in 2022. The decrease in total revenues was primarily due to decreases in one-time commissions, recurring service fees and performance-based income.

Operating Costs and Expenses. Operating costs and expenses decreased by 35.0% from RMB3,094.2 million in 2021 to RMB2,011.9 million in 2022. The decrease in operating costs and expenses was primarily driven by decreases in our relationship managers compensation due to reduced transaction value, and our expenses control measures implemented in 2022.

Other Income. Other income decreased by 38.4% from RMB99.1 million in 2021 to RMB61.1 million in 2022. The decrease in other income was primarily attributable to our accrual of contigent legal expenses relating to one adverse initial court ruling in the amount of RMB99.0 million.

Income Tax Expense. Income tax expense decreased by 9.1% from RMB293.9 million in 2021 to RMB267.1 million in 2022, primarily due to lower taxable income.

Net Income Attributable to Noah’s Shareholders. Net income attributable to Noah’s shareholders decreased by 25.7% from RMB1,314.1 million in 2021 to RMB976.6 million in 2022, primarily due to 11.4% decreases in income before taxes and income from equity in affiliates and 70.5% decreases in income from equity in affiliates.

Wealth Management

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	1,130,653	617,636	1,072,838	151,106
Recurring service fees	912,506	768,980	707,580	99,661
Performance-based income	391,903	184,048	16,344	2,302
Other service fees	92,352	144,101	221,917	31,256
Total revenues from others	2,527,414	1,714,765	2,018,679	284,325
Revenues from funds Gopher manages:
One-time commissions	50,247	13,953	13,732	1,934
Recurring service fees	557,094	463,314	398,226	56,089
Performance-based income	77,218	18,407	69,977	9,856
Total revenues from funds Gopher manages	684,559	495,674	481,935	67,879
Total Revenues	3,211,973	2,210,439	2,500,614	352,204
Less: VAT related surcharges	(17,076)	(10,462)	(9,365)	(1,319)
Net Revenues	3,194,897	2,199,977	2,491,249	350,885
Operating costs and expenses:
Compensation and benefits	(1,654,289)	(1,079,634)	(1,175,886)	(165,620)
Selling expenses	(354,128)	(299,769)	(370,861)	(52,235)
General and administrative expenses	(270,253)	(153,643)	(193,248)	(27,218)
(Provision for)/ reversal of credit losses	(6,490)	718	(910)	(128)
Other operating expenses	(53,616)	(15,412)	(44,042)	(6,203)
Government subsidies	65,368	89,223	103,597	14,591
Total operating costs and expenses	(2,273,408)	(1,458,517)	(1,681,350)	(236,813)
Income from operations:	921,489	741,460	809,899	114,072

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenue. For the wealth management business, our total revenue increased by 13.1% from RMB2,210.4 million in 2022 to RMB2,500.6 million (US$352.2 million) in 2023. Our transaction value increased by 5.4% from RMB70.3 billion in 2022 to RMB74.1 billion in 2023, primarily due to increase of RMB5.3 billion in private secondary products:

●	Total revenue from one-time commissions increased by 72.0% from RMB631.6 million in 2022 to RMB1,086.6 million (US$153.0 million) in 2023, primarily due to increases in distribution of insurance products.
●	Total revenue from recurring service fees decreased by 10.3% from RMB1,232.3 million in 2022 to RMB1,105.8 million (US$155.8 million) in 2023, primarily due to less service fees charged from fund managers or funds under our advisory.
●	Total revenue from performance-based income decreased by 57.4% from RMB202.5 million in 2022 to RMB86.3 million (US$12.2 million) in 2023, primarily due to less performance-based income generated from private secondary products.
●	Total revenue from other service fees increased by 54.0% from RMB144.1 million in 2022 to RMB221.9 million (US$31.3 million) in 2023, primarily due to more value-added service we provided to our HNW investors in 2023.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 15.3% from RMB1,458.5 million in 2022 to RMB1,681.4 million (US$236.8 million) in 2023, primarily due to growing number of client events hosted and traveling expenses incurred in 2023.

●	Compensation and benefits increased by 8.9% from RMB1,079.6 million in 2022 to RMB1,175.9 million (US$165.6 million) in 2023. In 2023, our relationship manager compensation increased by 37.1% from 2022, aligning with the increases in one-time commissions. Our other compensation decreased by 12.0% from 2022, primarily due to our cost control strategy on employee compensation.
●	Selling expenses increased by 23.7% from RMB299.8 million in 2022 to RMB370.9 million (US$52.2 million) in 2023, primarily due to growing number of client events hosted.
●	General and administrative expenses increased by 25.8% from RMB153.6 million in 2022 to RMB193.2 million (US$27.2 million) in 2023, primarily due to increasing traveling expenses and oneoff disposal loss on leasehold improvements for our previous headquarter that we ceased to lease in May 2023.
●	Provision for credit losses in 2023 was RMB0.9 million (US$0.1 million), while reversal of credit losses was RMB0.7 million in 2022, primarily due to accrual of allowance for accounts receivable relating to certain funds.
●	Other operating expenses increased by 185.8% from RMB15.4 million in 2022 to RMB44.0 million (US$6.2 million) in 2023, primarily due to a one-off reversal of processing expenses related to our mutual fund business in 2022, which set a relatively low baseline for comparison.
●	Government subsidies increased by 16.1% from RMB89.2 million in 2022 to RMB103.6 million (US$14.6 million) in 2023, primarily due to an increase in government subsidies received from local governments in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenue. For the wealth management business, our total revenue decreased by 31.2% from RMB3,212.0 million in 2021 to RMB2,210.4 million in 2022. Our transaction value decreased by 27.7% from RMB97.2 billion in 2021 to RMB70.3 billion in 2022, primarily due to decrease of RMB24.7 billion transaction value in private secondary products.

●	Total revenue from one-time commissions decreased by 46.5% from RMB1,180.9 million in 2021 to RMB631.6 million in 2022, primarily due to less private secondary funds distributed in 2022 as a result of the volatile of the stock market throughout the year.
●	Total revenue from recurring service fees decreased by 16.1% from RMB1,469.6 million in 2021 to RMB1,232.3 million in 2022. The decrease was primarily due to the service fees recognized upon liquidation of certain credit products with higher fee rates for the 2021.
●	Total revenue from performance-based income decreased by 56.8% from RMB469.1 million in 2021 to RMB202.5 million in 2022, primarily due to less performance-based income from private secondary products that we received and shared by product providers due to macro environment was volatile and more challenging in 2022.
●	Total revenue from other service fees increased by 56.0% from RMB92.4 million in 2021 to RMB144.1 million in 2022, primarily due to more value-added service we provided to our HNW investors in 2022.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 35.8% from RMB2,273.4 million in 2021 to RMB1,458.5 million in 2022, primarily due to decreased relationship managers compensation relating to less investment prodcuts distributed and less general and administrative expenses due to our cost control measures implemented in 2022.

●	Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits decreased by 34.7% from RMB1,654.3 million in 2021 to RMB1,079.6 million in 2022. In 2022, relationship manager compensation decreased by 48.9% from 2021, align with our decreased in one-time commissions. Other compensation decreased by 17.8% from 2021, primarily due to cost control measures implemented in 2022.
●	Selling expenses decreased by 15.4% from RMB354.1 million in 2021 to RMB299.8 million in 2022, primarily due to less client activities held as various lock-down were placed across China due to COVID-19 pendamic in 2022.
●	General and administrative expenses decreased by 43.1% from RMB270.3 million in 2021 to RMB153.6 million in 2022, primarily due to our cost control measures implemented in 2022.
●	Reversal of credit losses in 2022 was RMB0.7 million, while provision for credit losses was RMB6.5 million in 2021, primarily due to accrual of allowance for accounts receivables relating to certain funds.
●	Other operating expenses decreased by 71.3% from RMB53.6 million in 2021 to RMB15.4 million in 2022, as we barely provided lending services to our clients.
●	Government subsidies were RMB65.4 million in 2021 and RMB89.2 million in 2022.

Asset Management

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	241	—	—	—
Recurring service fees	1,194	—	—	—
Performance-based income	—	—	—	—
Other service fees	1,390	—	—	—
Total revenues from others	2,825	—	—	—
Revenues from funds Gopher manages:
One-time commissions	90,275	49,856	2,633	371
Recurring service fees	638,215	682,121	714,624	100,653
Performance-based income	315,072	107,121	51,288	7,224
Total revenues from funds Gopher manages	1,043,562	839,098	768,545	108,248
Total Revenues	1,046,387	839,098	768,545	108,248
Less: VAT related surcharges	(4,923)	(4,630)	(2,374)	(334)
Net Revenues	1,041,464	834,468	766,171	107,914
Operating costs and expenses:
Compensation and benefits	(450,034)	(322,011)	(248,686)	(35,027)
Selling expenses	(55,790)	(41,885)	(88,827)	(12,511)
General and administrative expenses	(70,686)	(55,872)	(59,367)	(8,362)
(Provision for)/ reversal of credit losses	(13,275)	386	(921)	(130)
Other operating expenses	(4,347)	(6,369)	(3,348)	(472)
Government subsidies	37,905	39,120	21,638	3,048
Total operating costs and expenses	(556,227)	(386,631)	(379,511)	(53,454)
Income from operations:	485,237	447,837	386,660	54,460

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenue. For the asset management business, our total revenue decreased by 8.4% from RMB839.1 million in 2022 to RMB768.5 million (US$108.2 million) in 2023. Gopher’s AUM remained stable from RMB157.1 billion as of December 31, 2022 to RMB154.6 billion as of December 31, 2023:

●	Total revenue from one-time commissions decreased by 94.7% from RMB49.9 million in 2022 to RMB2.6 million (US$0.4 million) in 2023, mainly due to a decrease of 69.8% in distribution of private equity products.
●	Total revenue from recurring service fees increased by 4.8% from RMB682.1 million in 2022 to RMB714.6 million (US$100.7 million) in 2023, which was due to an accumulated effect of private equity products previously distributed.
●	Total revenue from performance-based income decreased by 52.1% from RMB107.1 million in 2022 to RMB51.3 million (US$7.2 million) in 2023, primarily due to decreases generated from offshore private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 1.8% from RMB386.6 million in 2022 to RMB379.5 million (US$53.5 million) in 2023, primarily resulted from a decrease in performance-based compensation aligning with a decrease in performance-based income.

●	Compensation and benefits decreased by 22.8% from RMB322.0 million in 2022 to RMB248.7 million (US$35.0 million) in 2023 due to our cost control strategy over employee headcounts.
●	Selling expenses increased by 112.1% from RMB41.9 million in 2022 to RMB88.8 million (US$12.5 million) in 2023, primarily due to higher traveling expenses, particularly those related to global business travel.
●	General and administrative expenses increased by 6.3% from RMB55.9 million in 2022 to RMB59.4 million (US$8.4 million) in 2023, primarily due to low base due to various pandemic control measures implemented in 2022.
●	Provision for credit losses in 2023 was RMB0.9 million (US$0.1 million), while reversal of credit losses was RMB0.4 million in 2022. The majority of such provision in 2023 were accrued for receivables accounts related to several private equity products.
●	Other operating expenses decreased by 47.4% from RMB6.4 million in 2022 to RMB3.3 million (US$0.5 million) in 2023, primarily due to a decrease in the consulting service fee paid to external fund managers.
●	Government subsidies decreased by 44.7% from RMB39.1 million in 2022 to RMB21.6 million (US$3.0 million) in 2023, primarily due to a reduction in government subsidies received from local governments in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenue. For the asset management business, our total revenue decreased by 19.8% from RMB1,046.4 million in 2021 to RMB839.1 million in 2022. Gopher’s AUM remained stable from RMB156.0 billion as of December 31, 2022 to RMB157.1 billion as of December 31, 2023.

●	Total revenue from one-time commissions decreased by 44.9% from RMB90.5 million in 2021 to RMB49.9 million in 2022, mainly due to less domestic private equity funds newly established in 2022.
●	Total revenue from recurring service fees increased by 6.7% from RMB639.4 million in 2021 to RMB682.1 million in 2022, mainly due to continuous increases in the AUM of private equity products.
●	Total revenue from performance-based income decreased by 66.0% from RMB315.1 million in 2021 to RMB107.1 million in 2022, primarily due to decreases in performance-based income from private equity products resulting from the fluctuation of the capital market and fewer exit opportunities caused by the slowdown of the primary market as macro environment was volatile and more challenging in 2022.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 30.5% from RMB556.2 million in 2021 to RMB386.6 million in 2022, primarily due to less expenses incurred due to the COVID-19 pandemic and cost control measures implemented in 2022.

●	Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits decreased by 28.4% from RMB450.0 million in 2021 to RMB322.0 million in 2022 due to a decrease in performance-based compensation align with a decrease in performance based income.
●	Selling expenses decreased by 24.9% from RMB55.8 million in 2021 to RMB41.9 million in 2022, primarily due to a decrease in client service expense and marketing expense.
●	General and administrative expenses decreased by 21.0% from RMB70.7 million in 2021 to RMB55.9 million in 2022, primarily due to our cost control measures implemented in 2022.

●	Reversal of credit losses in 2022 was RMB0.4 million, while provision for credit losses was RMB13.3 million in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.
●	Government subsidies were RMB37.9 million for the year ended December 31, 2021 and RMB39.1 million for 2022.

Other businesses

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
Other service fees	68,240	79,340	48,662	6,854
Total revenues from others	68,240	79,340	48,662	6,854
Total Revenues	68,240	79,340	48,662	6,854
Less: VAT related surcharges	(11,507)	(13,413)	(11,386)	(1,604)
Net Revenues	56,733	65,927	37,276	5,250
Operating costs and expenses:
Compensation and benefits	(64,557)	(40,237)	(32,181)	(4,533)
Selling expenses	(27,213)	(7,360)	(26,090)	(3,675)
General and administrative expenses	(42,382)	(25,804)	(23,112)	(3,255)
(Provision for)/ reversal of credit losses	(93,194)	(680)	8,859	1,248
Other operating expenses	(49,881)	(93,872)	(65,116)	(9,171)
Government subsidies	12,666	1,178	1,720	242
Total operating costs and expenses	(264,561)	(166,775)	(135,920)	(19,144)
Loss from operations:	(207,828)	(100,848)	(98,644)	(13,894)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenue. For other businesses, our total revenue was RMB48.7 million (US$6.9 million) in 2023, representing a 38.7% decrease from RMB79.3 million in 2022, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2023 were RMB135.9 million (US$19.1 million), representing a 18.5% decrease from RMB166.8 million in 2022, primarily due to our continuous winding-down of our lending business.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total Revenue. For other businesses, our total revenue were RMB79.3 million in 2022, representing a 16.3% increase from RMB68.2 million in 2021.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2022 were RMB166.8 million, representing a 37.0% decrease from RMB264.6 million in 2021, primarily due to (i) less provision for credit losses as a result of our periodic assessment on expected collection of our loan receivables and (ii) a decrease in selling and general and administrative expenses as a result of cost control measures implemented in 2022.

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

The table below sets forth a reconciliation of our net income (loss) attributable to Noah’s shareholders and adjusted net income attributable to Noah’s shareholders (non-GAAP) for the years indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net income attributable to Noah’s shareholders	1,314,131	976,571	1,009,494	142,185
Add: share-based compensation	51,037	42,300	11,530	1,624
Add: settlement expense(1)	19,908	—	—	—
Less: Tax effect of adjustments	12,374	10,279	2,220	313
Adjusted net income attributable to Noah’s shareholders (non-GAAP)	1,372,702	1,008,592	1,018,804	143,496
(1)	Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—The Camsing Incident.”
B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2021, 2022, and 2023 were for operating and investing activities. In addition, we used RMB372.4 million, nil and nil to repurchase our ADSs in 2021, 2022 and 2023, respectively. In 2023, we paid a final dividend in the amount of RMB175.5 million which was declared in 2022. As of December 31, 2023, we had RMB5,192.1 million (US$731.3 million) in cash and cash equivalents, consisting of cash on hand, demand deposits, money market funds and mutual funds which are unrestricted as to withdrawal and use. As of December 31, 2023, cash and cash equivalents of RMB9.7 million (US$1.4 million) was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In July 2022, we completed our global initial public offerings in Hong Kong Stock Exchange with issuance of 1,152,160 ordinary shares with net proceeds of HK$315.6 million (US$40.2 million) after deducting underwriters’ commission and offering expenses.

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,521,838	632,901	1,318,320	185,682
Net cash (used in) provided by investing activities	(2,572,094)	74,289	(247,141)	(34,807)
Net cash (used in) provided by financing activities	(513,121)	233,761	(199,835)	(28,147)
Effect of exchange rate changes	(46,714)	81,054	48,098	6,775
Net (decrease) increases in cash and cash equivalents	(1,610,091)	1,022,005	919,442	129,503
Cash, cash equivalents and restricted cash at the beginning of the year	5,022,704	3,412,613	4,434,618	624,603
Cash, cash equivalents and restricted cash at the end of the year	3,412,613	4,434,618	5,354,060	754,106

Operating Activities

Net cash provided by operating activities in 2023 was RMB1,318.3 million (US$185.7 million), primarily as a result of net income of RMB1,001.0 million (US$141.0 million), adjusted by (i) certain non-cash charges of RMB291.0 million (US$41.0 million), which was primarily attributable to depreciation expenses of RMB158.1 million (US$22.3 million) and non-cash lease expenses of RMB78.2 million (US$11.0 million), partially offset by income from equity in affiliates, net of dividends of RMB19.3 million (US$2.7 million), (ii) changes of operating assets and liabilities of RMB8.7 million (US$1.2 million) which was primarily attributable to a decrease in accured payroll and welfare expenses of RMB104.9 million (US$14.8 million) and a decrease in lease assets and liabilities of RMB78.2 million (US$11.0 million), partially offset by an increase in trading debt securities of RMB124.0 million (US$17.5 million), and (iii) changes in deffered tax assets and liabilities of RMB17.6 million (US$2.5 million).

Net cash provided by operating activities in 2022 was RMB632.9 million, primarily as a res.ult of net income of RMB971.6 million, adjusted by (i) certain non-cash charges of RMB171.1 million, which was primarily attributable to depreciation and amortization of RMB156.0 million and non-cash lease expenses of RMB95.3 million, partially offset by income from equity in affiliates, net of dividends of RMB33.7 million, (ii) changes of operating assets and liabilities of RMB424.9 million, which was primarily attributable to a decrease in accrued payroll and welfare of RMB277.6 million, a decrease in other current liabilities of RMB178.8 million and an increase in trading securities of RMB192.9 million, partially offset by a decrease in accounts receivable of RMB304.7 million and (iii) increase in deferred tax assets and liabilities of RMB84.9 million.

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

Investing Activities

Net cash used in investing activities in 2023 was RMB247.1 million (US$34.8 million), primarily attributable to loans to related parties of RMB84.3 million (US$11.9 million) and acquisitions, net of cash required of RMB55.4 million (US$7.8 million), which was partially offset by principal collection of loans to related parties of RMB221.3 million (US$31.2 million).

Net cash provided by investing activities in 2022 was RMB74.3 million, primarily attributable to net cash inflow from collection of loans originated to third parties of RMB148.3 million, which was partially offset by purchase of property and equipment of RMB62.7 million.

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

Financing Activities

Net cash used in financing activities was RMB199.8 million (US$28.1 million) in 2023 due to dividend paid of RMB177.5 million (US$25.0 million), partially offset by contribution from non-controlling interests of RMB13.9 million (US$2.0 million) and distributions to non-controlling interests of RMB23.6 million (US$3.3 million).

Net cash provided by financing activities was RMB233.8 million in 2022 due to our global initial public offering and listing in Hong Kong with net proceeds of RMB247.0 million, partially offset by divestment of non-controlling interests of RMB23.7 million.

Net cash used in financing activities was RMB513.1 million in 2021 due to repurchasing of our ordinary shares of RMB372.4 million and payment to acquire non-controlling interests in subsidiaries of RMB178.8 million, partially offset by contribution from non-controlling interests of RMB43.4 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, and we intend to fund those requirements with our existing cash balances.

Capital Expenditures

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB2,271.2 million, RMB62.7 milliona and RMB157.9 million (US$22.2 million) in 2021, 2022 and 2023, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business. As of the date of this annual report, we expect that our capital expenditure in 2024 to be approximately RMB40.0 million (US$5.6 million) primarily on the renovation and upgrade of our newly purchased office premises, and we intend to fund our planned capital expenditures with existing cash balance.

Operating Lease Obligations

Our operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Our operating lease expenses were RMB102.3 million, RMB98.9 million and RMB85.7 million (US$12.1 million) in 2021, 2022 and 2023, respectively. The majority of our operating lease obligations are related to our office lease agreements in China.

The following table sets forth our contractual obligations as of December 31, 2023:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-2 years	2-5 years	years
	RMB	RMB	RMB	RMB	RMB

(in thousands)
Operating Lease	150,175	68,308	43,221	38,646	—

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

Property Interests

In May 2021, we purchased new office premises with a gross floor area of approximately 72,000 square meters in Shanghai, and the carrying amount of its property interest (which all form party of non-property activities) is approximately RMB2,208.5 million (US$311.1 million), accounting for 17.4% of our total assets as of December 31, 2023.

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

Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our PRC subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,950.5 million, RMB2,826.6 million and RMB2,872.8 million (US$404.6 million) as of December 31, 2021, 2022 and 2023, respectively.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC foreign exchange regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

C.Research and Development, Intellectual Property

Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technologies” and “Item 4. Information on the Company—B. Business Overview— Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2023, the allowance is estimated as RMB79.5 million (US$11.2 million) based on information known at the time of the review, which represents management’s best estimate of losses inherent in the loan receivables. Our allowance for credit losses is sensitive to certain inputs, most notably the reasonable and supportable forecasts that are incorporated in our estimate of credit losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	51	Co-founder, chairwoman of our board
Zhe Yin	49	Co-founder, director and chief executive officer of our group
Chia-Yue Chang	63	Non-executive Director
Kai Wang	38	Non-executive Director
Boquan He	63	Independent director
Zhiwu Chen	61	Independent director
Cynthia Jinhong Meng	54	Independent director
May Yihong Wu	56	Independent director
Jinbo Yao	47	Independent director
Qing Pan	49	Chief financial officer

Ms. Jingbo Wang is one of our Founders and has been our chairwoman since our inception in August 2005 and the chief executive officer until December 29, 2023. Ms. Wang has over 22 years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (currently known as Manulife Teda Fund Management Co., Ltd.), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 by China Entrepreneur. In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017. In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University in Sichuan, China.

Mr. Zhe Yin is one of our founders and has been our director since June 2007. He was appointed as the ceief executive officer on December 29, 2023. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 22 years of professional experience and possesses an indepth understanding of our operations and culture. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch, with his last position as the foreign exchange product manager of private finance division. From August 2021 to September 2022, Mr. Yin has served as a director of Dalian Zeus Entertainment Co., Ltd., the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354). From November 2017 to June 2021, Mr. Yin served as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd., the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002390). Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China from 2017 to August 2021. He was named as one of the Top 20 China’s Best Private Equity Investors in 2017 and as one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd., a leading financial services technology enterprise in China’s private equity investment industry. Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics in Shanghai, China, in July 1997.

Ms. Chia-Yue Chang has been our director since August 2007 until her re-designation from a Director to a non-executive Director on August 29, 2023. She currently holds certain non-executive positions within the Group, including, among others, the vice chairman of the board of Noah Upright and a non-executive director of Noah Investment. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. She now has been serving as the vice director of Noah Upright since July 2021. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the ESG committee and the fairness committee, respectively, of our company. Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University in Taiwan, in June 1983.

Mr. Kai Wang, aged 38, a non-executive Director since August 29, 2023, has extensive experience in venture capital and private equity investment. In July 2010, Mr. Wang joined Hongshan Capital and has since held various roles within the firm. His responsibilities have encompassed investment sourcing, investment recommendations, and post-investment management. Currently, Mr. Wang is serving as a managing director of Hongshan Capital. He has also been serving as a director of Shanghai Noah Yijie Financial Technology Co., Ltd., a subsidiary of the Company, since November 2019, mainly responsible for overseeing its management and development and providing strategic guidance. From August 2007 to June 2010, Mr. Wang served as an assistant manager at KPMG Advisory (China) Co., Ltd., primarily responsible for transaction advisory. Mr. Wang received his bachelor’s degree in international economics and trade from University of International Business and Economics in Beijing, China, in July 2007.

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

Ms. Cynthia Jinhong Meng has been an independent Director since August 29, 2023. She has extensive experience in corporate advisory, strategy development, stakeholder engagement and integrating ESG/sustainability. In June 2016, Ms. Meng established Credence Investment Holding Limited (“Credence”), and has since been serving as a managing partner of Credence, primarily responsible for business development, general management and advising entrepreneur founders and management team on critical business strategies, fund raising and investor engagement issues. From September 2018 to February 2023, Ms. Meng served as a partner at Brunswick Group Ltd., a London-based global critical issues advisory firm, primarily responsible for advisory, business development and stakeholder engagement, with a focus on crisis management, risk mitigation, integrating ESG/sustainability strategies, and support for corporate clients on strategic communications with investors and capital market stakeholders. Prior to founding Credence, Ms. Meng had over ten years of experience in investment banking as a recognized equity research analyst. From January 2011 to June 2016, she served as a managing director and the head of Greater China technology, media, and telecom (“TMT”) equity research at Jefferies Hong Kong Limited. From September 2007 to October 2010, she served as a vice president, senior publishing equity research analyst and the head of China telecom services and equipment research team at Merrill Lynch (Asia Pacific) Limited. From August 2006 to August 2007, she served as a vice president and publishing equity research analyst at China International Capital Corporation Hong Kong Securities Limited. From October 2005 to July 2006, she served as a vice president and a regional telecoms services team support of J.P. Morgan Securities (Asia Pacific) Limited. From April 2005 to October 2005, she served as an associate and research team support for global technology hardware and telecom equipment sector at Thomas Weisel Partners, a New York-based investment bank. Prior to that, Ms. Meng also served as (i) a management consultant at Adventis Corporation, a Boston-based global TMT strategy consultancy, from July 1999 to March 2005; (ii) a management consultant at Arthur D. Little, a management consultancy headquartered in Boston, from July 1998 to July 1999; and (iii) a marketing executive at Mobile Oil Asia Pacific pte Ltd. from October 1994 to August 1996. Ms. Meng obtained her master’s degree in business administration from the Kellogg School of Management, Northwestern University in Illinois, the U.S. in June 1998 and her bachelor’s degree in English literature from Ningbo University in Zhejiang, China, in June 1992. In addition, Ms. Meng has obtained the qualification as Securities and Futures Intermediaries issued by the Hong Kong Securities Institute and also received completion certificates for educational and professional programs at numerous prestigious universities and institutions worldwide over the past decade, including, among others, Harvard Law School and Stanford Graduate School of Business.

Ms. May Yihong Wu, formerly named as Ning Wu, has been serving as an independent Director since November 2010. Ms. Wu has been serving as an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00241) since August 2023 and an independent nonexecutive director, and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972) since May 2017. During July 2019 to May 2023, she also served as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University in Shanghai, China in July 1989.

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

For the fiscal year ended December 31, 2021, 2022 and 2023, we paid an aggregate of approximately RMB40.2 million, RMB23.2 million and RMB18.5 million (US$2.6 million), respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Our board of directors announced that, on December 29, 2023, it had resolved to (i) cancel 669,898 outstanding options (the “Previously Granted Options”) involving an aggregate of 6,698,975 Shares (represented by 1,339,795 ADSs) previously granted to employees pursuant to the terms of the then effective share incentive plans, and (ii) in replacement of the Previously Granted Options, grant 223,297 RSUs (the “Replacement RSUs”) involving an aggregate of 2,232,965 Shares (represented by 446,593 ADSs) to such employees, representing approximately 0.70% of the total ordinary shares of the Company in issue as of the date of grant. All such 223,297 RSUs were granted to the employees in consideration of the cancellation of the options previously granted to them respectively. Upon the cancellation of 669,898 options and subject to the acceptance by the employees, 223,297 RSUs were granted. We determined that the cancellation of options accompanied by the concurrent grant of the Replacement RSUs should be accounted for as a modification of the terms of the cancelled options. Incremental compensation cost was measured as the excess of the fair value of the Replacement RSUs over the fair value of the cancelled Options at the cancellation date, December 29, 2023.

The purpose of our share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees and service providers to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the board, employees, and service providers upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

The 2022 Plan

Under the 2022 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 3,000,000 ordinary shares (the “Scheme Mandate Limite”). Within the Scheme Mandate Limite, the maximum aggregate number of Shares which may be issued pursuant to all Awards to be granted to service providers under the Plan initially as of the date of approval of the Plan shall be 60,000. As of December 31, 2023, there were no options to purchase ordinary shares outstanding, and 89,723 restricted shares had been issued and were outstanding under the 2022 Plan.

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

The following table summarizes, as of December 31, 2023, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2022 plan.

Name	Restricted Shares	Date of Issuance
Jingbo Wang	*	December 29, 2023
Zhe Yin	*	December 29, 2023
Qing Pan	*	December 29, 2023
Other Individuals as a Group	*	December 29, 2023
Other Individuals as a Group	*	September 20, 2023

Notes:

*Less than 1% of our total outstanding share capital.

The 2017 Plan

Under the 2017 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 2,800,000 ordinary shares. As of December 31, 2023, there were 28,463 options to purchase ordinary shares outstanding, and 627 restricted shares had been issued and were outstanding under the 2017 Plan.

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

The following table summarizes, as of December 31, 2023, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2017 plan.

	Class A
	Ordinary
	Shares	Exercise
	Underlying	Price -
	Options	(US$/
Name	Awarded	ADS)	Date of Grant	Date of Expiration
Other Individuals as a Group	*	37.63	September 1, 2018	September 1, 2028
Other Individuals as a Group	*	23.68	December 1, 2020	December 1, 2034
Other Individuals as a Group	*	14.53	July 13, 2022	July 13, 2032

Notes:

*	Less than 1% of our total outstanding share capital.

The following table summarizes, as of December 31, 2023, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2017 plan.

Name	Restricted Shares	Date of Issuance
Other Individuals as a Group	*	December 1, 2020

Notes:

*	Less than 1% of our total outstanding share capital.

The 2010 Plan

Although the 2010 Plan has been terminated, the outstanding awards previously granted under that plan remain effective and will continue to be governed by the terms and conditions of the 2010 Plan. As of December 31, 2023, options to purchase an aggregate of 279,650 ordinary shares have been granted and were outstanding and no restricted shares had been issued and were outstanding under the 2010 Plan.

The following table summarizes, as of December 31, 2023, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2010 plan.

Class A
Ordinary
	Shares	Exercise
	Underlying	Price
	Options	(US$/
Name	Awarded	ADS)	Date of Grant	Date of Expiration
Other Individuals as a Group	*	17.35~22.92	May 5, 2015 to July 1, 2017	May 5, 2025 to July 1, 2027

Notes:

*	Less than 1% of our total outstanding share capital.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu, and is chaired by Dr. Zhiwu Chen. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. May Yihong Wu, Mr. Boquan He and Ms. Cynthia Jinhong Meng, and is chaired by Ms. May Yihong Wu. Each member of our compensation committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

We had 3,148, 2,884 and 2,583 employees as of December 31, 2021, 2022 and 2023, respectively, including 1,316, 1,276 and 1,252 relationship managers during the same periods, respectively. The following table sets forth the breakdown of our full-time employees by function as of December 31, 2023:

	Number of
Business Segments	Employees	% of Total
Wealth management	350	13.6
Relationship managers	1,252	48.5
Asset management	123	4.8
Overseas	199	7.7
Research and development	317	12.3
Risk management and compliance	65	2.5
Administrative support	277	10.7
Total	2,583	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of December 31, 2023, we had 328,034,660 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficailly Owned
	Number(1)%
Directors and Executive Officers:
Jingbo Wang(2)	68,211,755	20.8
Zhe Yin(3)	16,680,335	5.1
Boquan He(4)	16,398,720	5.0
Chia-Yue Chang(5)	20,388,835	6.2
May Yihong Wu	*	*
Jinbo Yao	*	*
Zhiwu Chen	*	*
Qing Pan	*	*
All Directors and Officers as a Group	121,679,645	37.1
Principal Shareholders:
Jing Investors Co., Ltd.(6)	67,886,755	20.7
Yiheng Capital Partners, L.P. (7)	33,598,610	10.3
FIL Limited(8)	31,872,415	9.7
Jia Investment Co., Ltd.(9)	20,388,835	6.2
Yin Investment Co., Ltd.(10)	16,680,335	5.1
Investment funds affiliated with Hongshan Capital(11)	16,500,000	5.1
Quan Investment Co., Ltd.(12)	16,398,720	5.0

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	The numbers of ordinary shares in this column have taken the the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company.
(2)	Represents 67,864,530 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang and 32,500 ordinary shares owned by Jingbo Wang.
(3)	Represents 16,680,335 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 16,398,720 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(5)	Represents 20,388,835 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang

(6)	Jing Investors Co., Ltd., or Jing Investors, is a British Virgin Islands company wholly owned by Ark Trust (Hong Kong) Limited, or Ark Trust, in its capacity as trustee of the Jing Family Trust, or the Trust, constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 67,886,755 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 33,598,610 ordinary shares beneficially owned by Yiheng Capital Partners, L.P. as of December 31, 2023, as reported in a Schedule 13G jointly filed by Yiheng Capital Management, LP, Yiheng Capital, LLC and Yiheng Capital Partners, L.P., among other reporting persons, with the SEC on February 14, 2023. Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(8)	Represents 31,872,415 ordinary shares beneficially owned by FIL Limited, or FIL, and its direct and indirect subsidiaries as of December 31, 2023, as reported in a Schedule 13G filed by FIL Limited with the SEC on February 9, 2023. FIL is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(9)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Coastal Building, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd., or Yin Investment, is a British Virgin Islands company wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Safe Harbor Trust (the “Trust”) constituted under the laws of Hong Kong, with Mr. Zhe Yin as the settlor and Mr. Zhe Yin and his family members as the beneficiaries. Yin Investment is directly wholly owned by Rhythm Profit Investment Limited, a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust may be considered to indirectly hold the shares of Yin Investment. However, the Trustee disclaims beneficial ownership of all such shares. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Yin Investment except upon written instruction by Mr. Zhe Yin, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associateswholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)	Represents 16,500,000 ordinary shares in the form of ADSs held by (i) HongShan Capital I, L.P. (formerly known as Sequoia Capital China I, L.P.), (ii) HongShan Capital Partners Fund I, L.P. (formerly known as Sequoia Capital China Partners Fund, L.P.), and (iii) HongShan Capital Principals Fund I, L.P. (formerly known as Sequoia Capital China Principals Fund, L.P.) (each a “HongShan Capital fund”) The general partner of each of the three HongShan Capital funds is HongShan Capital Management I, L.P., whose general partner is HSG Holding Limited, a company incorporated in the Cayman Islands. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of HongShan Capital, an affiliate of the HongShan Capital funds.
(12)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of December 31, 2023, 17,773,145 of our ordinary shares were held by one record holder in the United States, which is Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our ordinary shares in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

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

During the years ended December 31, 2021, 2022 and 2023, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Asset Management	140,522	63,809	16,365	2,305
Recurring service fees
Investee funds of Gopher Asset Management	871,618	768,161	712,479	100,351
Wanjia Win-Win Assets Management Co., Ltd (“Wanjia Win-Win”)	463	—	—	—
HongShan Capital Investment Management (Tianjin) Co., Ltd. (formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.)	26,488	16,791	16,286	2,294
Investee funds of Gopher GP	323,691	377,274	400,371	56,391
Total recurring service fees	1,222,260	1,162,226	1,129,136	159,036
Performance-based income
Investee funds of Gopher Asset Management	166,580	51,304	10,934	1,540
Investee funds of Gopher GP	225,710	74,224	110,331	15,540
Total performance-based income	392,290	125,528	121,265	17,080
Other service fees
Investee funds of Gopher Assets	5,945	—	—	—
Investee funds of Gopher GP	—	—	—	—
Total other service fees	5,945	—	—	—
Total	1,761,017	1,351,563	1,266,766	178,421

As of December 31, 2022 and 2023, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Investee funds of Gopher Assets	317,969	238,033	33,527
Investee funds of Gopher Capital GP Ltd.	108,090	93,498	13,169
Total in gross amounts	426,059	331,531	46,696
Less: allowance for credit losses	(11,872)	(9,194)	(1,295)
Total in net amounts	414,187	322,337	45,401

As of December 31, 2022 and 2023, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Investee funds of Gopher Assets	13,940	11,075	1,560
Investee funds of Gopher Capital GP Ltd.	29,091	74,679	10,517
Total in gross amounts	43,031	85,754	12,077
Less: allowance for credit losses	(13,794)	(14,200)	(2,000)
Total in net amounts	29,237	71,554	10,077

The terms of the loans are due on demand and expected to be matured within one year, most of which are interest free.

As of December 31, 2022 and 2023, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Investee funds of Gopher Asset Management	10,325	8,830	1,244
Investee funds of Gopher GP	611	4,728	666
Total	10,936	13,558	1,910

During the years ended December 31, 2021, 2022 and 2023, donation made to Shanghai Noah Charity Fund were RMB3.5 million, RMB3.2 million and RMB6.3 million (US$0.9 million), respectively.

During the years ended December 31, 2021, 2022 and 2023 we paid RMB9.2 million, RMB5.5 million and nil as service fees to Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”) for development of an online mutual fund work station for our relationship managers and one-stop service platform for private equity fund managers, respectively. Dingnuo was no longer the affiliate of shareholder of our Group after we acquired 100% of the issued shares in DD Finance Ltd. (the parent company of Dingnuo) on June 28, 2023.

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

While we believe we have solid legal grounds to defend any legal claims from all 818 affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an ex gratia settlement offer (the “Offer”) to affected clients. An affected client who accepted the offer shall receive restricted share units (“RSUs”) and become an ordinary shareholder of our Company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our Company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. Each RSU allows the grantees to receive one ordinary share (10 Shares after Share Subdivision). As of December 31, 2023, 1,462,340 RSUs have been vested by the affected clients who accepted the Offer.

As approved by our board of directors on August 24, 2020, a total number of new Class A ordinary shares (under current circumstances, Shares) not exceeding 1.6% of the share capital of our Company has been authorized to be issued under the settlement plan annually for ten consecutive years. The settlement plan was not required to be approved by our shareholders under the memorandum of association and articles of association of the Company.

We recorded share-based settlement expenses of RMB1,290.8 million for the year ended December 31, 2020 based on the fair value of the RSUs issued to affected clients under the Offer. As we do not preclude the possibility of reaching settlement with such affected clients in the future on similar terms, RMB530.4 million was recorded as contingent liabilities as of December 31, 2020.

Based on the difference between the fair value of the RSUs to be issued under the Offer in 2021 and the corresponding contingent liabilities accrued as of December 31, 2020, we recorded share-based settlement expenses in the amount of RMB19.9 million for the year ended December 31, 2021, and the contingent liabilities for unsettled affected clients was RMB433.3 million as of December 31, 2021. There was no new settlement in 2022 or 2023.

On November 1, 2022, the Shanghai No.2 Intermediate People’s Court issued an initial judgment on the criminal case of the Camsing Incident, pursuant to which the controlling shareholder of the Camsing was convicted of contract fraud and other crimes and sentenced to life imprisonment, the treasurer of the Camsing was convicted of contract fraud and other crimes and sentenced to 17 years and six months imprisonment, and other defendants in the criminal proceeding were respectively convicted of contract fraud and sentenced to imprisonment for a definite term.

On January 5, 2024, the Shanghai High People’s Court dismissed the appeals filed by the controlling shareholder of the Camsing and other defendants in the criminal proceeding and upheld the judgment of the first instance, which ruling has become final.

We were not involved in any of the suspected fraudulent activities, and we believe that the results of the criminal proceeding would not have any material adverse effect on our business, results of operations or reputation. The Company will continue to closely monitor and evaluate any future development of the legal proceedings in connection with the Camsing Incident, to protect the best interests of us and our shareholders. We believe that the Camsing Incident did not have a material adverse impact on our total transaction value and we have recovered from the impact of the Camsing Incident to our reputation.

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

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While we held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The first-instance ruling was under appeal as of December 31, 2023.

In late March 2024, we received a judgment on appeal (the “Appellate Judgment”) from the High People’s Court of Anhui Province, affirming the First-instance Ruling. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. As we had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Ruling prior to the issuance of the Appellate Judgment, the ruling in the Appellate Judgment is not expected to materially affect our overall financial position in comparison to our financial position prior to the issuance of the Appellate Judgment. Based on advice from our PRC counsel to this civil lawsuit, we held the same view as before that the claim of the Plaintiff is without merit and is unfounded. We intend to apply for a retrial to the Supreme People’s Court of the PRC with respect to the ruling in the Appellate Judgment, and to vigorously defend against the civil claim from the Plaintiff.

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

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. On August 10, 2022, our board of directors approved and adopted the following dividend policy (the “Dividend Policy”), which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022, and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders’ approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

The Directors recommended (i) final dividend of RMB509.0 million (approximately US$71.7 million) in aggregate in respect of the year ended December 31, 2023, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders in 2023 in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) special dividend of RMB509.0 million (approximately US$71.7 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2023, to Shareholders whose names appear on the register of members of the Company as of the record date for dividend distribution.

Based on the number of issued Shares as of the date of this annual report, if declared and paid, (i) a final dividend of RMB1.55 (equivalent to approximately US$0.22) per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) a non-recurring special dividend of RMB1.55 (equivalent to approximately US$0.22) per share (tax inclusive); will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount is also subject to exchange rate adjustment. Recommendations on the final dividend and special dividend are subject to respective approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 12, 2024. If the proposed final dividend and special dividend are approved by the Shareholders, the Company expects to pay such dividend by August 2024.

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

On October 26, 2023, the Company’s shareholders approved the resolution for share subdivision. On October 30, 2023, the share subdivision became effective. Upon the effectiveness of the resolution, each of the issued and unissued ordinary shares of par value of US$0.0005 each was hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Company’s memorandum and articles of association and have the same rights and privileges and be subject to the same restriction as the shares of the Company in issue prior to the share subdivision.

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

D.	Exchange Regulations

See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Foreign Exchange.”

E.	Taxation

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. We have evaluated whether we are a PRC resident enterprise and we believe that we are not a PRC resident enterprise for the year ended December 31, 2023.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2023. We believe we were also a PFIC for our taxable year ended December 31, 2022, but do not believe we were a PFIC for our taxable year ended December 31, 2021. The IRS does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we treat the Consolidated Affiliated Entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and because we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their operating results in our consolidated GAAP financial statements. If it were determined, however, that we are not the owner of our Consolidated Affiliated Entities for U.S. federal income tax purposes, then the nature and composition of our income and assets would change and we would likely be treated as a PFIC for one or more taxable years.

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

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during a U.S. Holder’s holding period for our ADSs or ordinary shares, then, absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC in subsequent taxable years, on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years to the U.S. Holder or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC with respect to a U.S. Holder for any taxable year (as we believe we were for our taxable year ended December 31, 2023 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during such U.S. Holder’s holding period for our ADSs or ordinary shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity that is a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

Mark-to-Market Election

If we are a PFIC with respect to a U.S. Holder for any taxable year (as we believe we were for our taxable year ended December 31, 2023 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during such U.S. Holder’s holding period for our ADSs or ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder may make an election to include gain on our ADSs or ordinary shares as ordinary income under a mark-to-market method, provided that our ADSs or ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, so long as our ADSs remain listed on the New York Stock Exchange and are regularly traded, we expect that a mark-to-market election would be available to a U.S. Holder of our ADSs for each taxable year that we are a PFIC, but no assurances are given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include in gross income as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in such ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a taxable year for which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC.

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

Qualified Electing Fund Election

In certain circumstances, a shareholder in a PFIC may avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund” election to be taxed currently on its share of the PFIC’s undistributed income. However, if we were a PFIC (as we believe we were for our taxable year ended December 31, 2023 and December 31, 2022 (but not our taxable year ended December 31, 2021)), a U.S. Holder would be able to make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agreed to furnish the U.S. Holder annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information necessary for U.S. Holders to make qualified electing fund elections.

Deemed Sale Election

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 and December 31, 2022 (but not our taxable year ended December 31, 2021)) during a U.S. Holder’s holding period for our ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

U.S. Holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election.

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. As previously noted, we believe that we were a PFIC for our taxable year ended December 31, 2023.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR THE TAXABLE YEAR ENDED DECEMBER 31, 2023 ON THEIR INVESTMENT IN OUR ADSS OR ORDINARY SHARES, AS WELL AS THE ASSOCIATED REPORTING REQUIREMENTS AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

A non-corporate U.S. Holder generally will be subject to tax on dividends received from a “qualified foreign corporation” at the reduced U.S. federal tax rate applicable to “qualified dividend income,” rather than the marginal tax rates applicable to ordinary income, provided that certain holding period and other requirements are met. If we are neither a PFIC nor treated as such with respect to U.S. Holders (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs or ordinary shares, provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2023.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2023, we had an Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$386.6 million and a U.S. dollar denominated cash balance of US$344.7 million. Assuming we had converted the U.S. dollar denominated cash balance of US$344.7 million as of December 31, 2023 into RMB at the exchange rate of US$1.00 for RMB7.0999 as of December 29, 2023, this cash balance would have been RMB2,447.2 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2023, we had RMB243.3 million (US$35.3 million) invested in debt products with a weighted average duration of approximately 0.1 years.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Item 12.   Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;
●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB6.0 million (US$0.8 million) in 2023.

Conversion between ADSs and Shares Trading in Hong Kong

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 20 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council (AFRC);

●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.1% payable by each of the buyer and seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong;

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

We raised approximately US$40.2 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses, including the net proceeds we received from the partial exercise of the over-allotment option by the international underwriters. There has been no change in the intended use of net proceeds as previously disclosed in the shelf registration statement on Form F- 3 (File Number: 333- 265732) filed on June 21, 2022 and prospectus supplements filed on June 29 and July 7, 2022, respectively, and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as previously disclosed.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2023.

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated March 27, 2024 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

March 27, 2024

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2022	2023

	(RMB’000)
Audit fees(1)	9,950	10,070
Audit-related fees(2)	5,290	154
Tax and other fees(3)	1,752	—

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our comparative interim financial statements and the statutory audits of certain of our subsidiaries and the consolidated affiliated entities.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees, including the services provided for the issuance of our ordinary shares of our secondary listing on the Hong Kong Stock Exchange.
(3)	“Tax and other fees” represents aggregate fees for professional services performed in connection with tax planning, tax compliance and other consulting service fees.

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

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider trading policies

Not applicable.

Item 16K.  Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system is based on an information labeling system that categorizes our internal data and personal data collected from clients into different levels based on their sensitivity. It implements specific procedures for handling each level of information. For instance, investment-related data and clients’ personal information are assigned the highest protection level, subject to the most rigorous scrutiny in terms of storage, transmission, and dissemination. We are dedicated to managing cybersecurity risks and safeguarding sensitive information through various measures. These measures include technical safeguards, procedural requirements, and an intensive incident response program. Additionally, we provide regular cybersecurity awareness training for our employees. Our cybersecurity team, a specialized unit within our IT department, consistently monitors the performance of our platforms and infrastructure. This enables us to respond promptly to potential issues, including cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

We have implemented a hierarchical governance system to oversee cybersecurity risks. Our dedicated cybersecurity team, led by the experienced general manager of our IT department, is responsible for assessing and managing cybersecurity risks. They also handle the prevention, detection, mitigation, and remediation of cybersecurity incidents. The General Manager of the IT department reports directly to our chief executive officer and provides regular updates to the Noah Group Technology Committee, which is chaired by the chief executive officer. These updates cover any significant cybersecurity incidents or material risks resulting from cybersecurity threats. Periodic reviews are conducted to assess the cybersecurity landscape, potential threats, and our overall readiness to address cybersecurity risks that may affect our company. In the event of a significant cybersecurity incident, the information security team of IT department and Noah Group Technology Committee assume responsibility for reviewing the relevant information and issues involved. They also oversee the disclosure process and ensure appropriate procedures are followed to handle the incident effectively.

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

2.7	Description of Registrant’s Securities (incorporated by reference to Exhibit 2.7 from our Form 20-F (File No. 001-34936) filed with the Commission on April 24, 2023)

4.1	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-222342) filed with the Commission on December 29, 2017)

4.2	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Form S-8 registration statement (File No. 333-268978) filed with the Commission on December 23, 2022)

Exhibit Number	Description of Document
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

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Accounting Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Accounting Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

Exhibit Number	Description of Document

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Clawback Policy of the Registrant

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Chairwoman

Date: April 24, 2024

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2021 2022 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Allowance for credit losses — Loan receivables — Refer to Notes 2(x) and 11 to the financial statements

Critical Audit Matter Description

As of December 31, 2023, the Company’s allowance of credit losses on loan receivables (“ACLL”) was RMB79.5 million, represents management’s best estimate of losses inherent in the loan receivables. The Company estimated expected loss for loans with different risk charateristics by using a method which involves the probability of default and loss given default assumption derived from applicable statistical models. The methodology requires the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models.

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

March 27, 2024

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Company and our report dated March 27, 2024 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 27, 2024

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	4,403,915	5,192,127	731,296
Restricted cash	23,203	154,433	21,751
Short-term investments (including short-term investments measured at fair value of RMB295,319 and RMB220,728 as of December 31, 2022 and 2023, respectively)	315,979	379,456	53,445
Accounts receivable, net of allowance for credit losses of RMB3,647 and RMB6,862 as of December 31, 2022 and 2023, respectively	498,106	503,978	70,984
Amounts due from related parties, net of allowance for credit losses of RMB25,666 and RMB23,394 as of December 31, 2022 and 2023, respectively	443,424	393,891	55,478
Loan receivables, net of allowance for credit losses of RMB93,859 and RMB79,510 as of December 31, 2022 and 2023, respectively	465,780	286,921	40,412
Other current assets	166,739	206,250	29,052
Total current assets	6,317,146	7,117,056	1,002,418
Long-term investments (including long-term investments measured at fair value of RMB706,413 and RMB666,867 as of December 31, 2022 and 2023, respectively)	774,095	810,484	114,154
Investment in affiliates	1,491,820	1,526,544	215,009
Property and equipment, net	2,486,317	2,482,199	349,610
Operating lease right-of-use assets, net	168,192	139,019	19,580
Deferred tax assets	436,441	431,494	60,775
Other non-current assets	124,124	178,582	25,152
Total Assets	11,798,135	12,685,378	1,786,698
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	668,953	564,096	79,451
Income tax payable	126,848	89,694	12,633
Deferred revenues	67,967	72,824	10,257
Contingent liabilities	568,018	482,802	68,001
Other current liabilities	473,175	681,802	96,030
Total current liabilities	1,904,961	1,891,218	266,372
Deferred tax liabilities	249,768	262,404	36,959
Operating lease liabilities, non-current	83,171	76,533	10,779
Other non-current liabilities	59,760	27,660	3,896
Total Liabilities	2,297,660	2,257,815	318,006

Contingencies (Note 19)

Shareholders’ equity:
Ordinary shares[1]: 1,000,000,000 ordinary shares authorized (US$0.00005 par value), 319,455,750 shares issued and 313,019,320 shares outstanding as of December 31, 2022 and 1,000,000,000 ordinary shares authorized (US$0.00005 par value), 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023	105	110	15
Additional paid-in capital	3,803,183	3,798,662	535,030
Retained earnings	5,604,954	6,436,946	906,625
Accumulated other comprehensive (loss) income	(2,546)	74,616	10,509
Total Noah Holdings Limited shareholders’ equity	9,405,696	10,310,334	1,452,179
Non-controlling interests	94,779	117,229	16,513
Total Shareholders’ Equity	9,500,475	10,427,563	1,468,692
Total Liabilities and Equity	11,798,135	12,685,378	1,786,698

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	1,130,894	617,636	1,072,838	151,106
Recurring service fees	913,700	768,980	707,580	99,661
Performance-based income	391,903	184,048	16,344	2,302
Other service fees	161,982	223,441	270,579	38,110
Total revenues from others	2,598,479	1,794,105	2,067,341	291,179
Revenues from funds Gopher manages
One-time commissions	140,522	63,809	16,365	2,305
Recurring service fees	1,195,309	1,145,435	1,112,850	156,742
Performance-based income	392,290	125,528	121,265	17,080
Total revenues from funds Gopher manages	1,728,121	1,334,772	1,250,480	176,127
Total revenues	4,326,600	3,128,877	3,317,821	467,306
Less:VAT related surcharges	(33,506)	(28,505)	(23,125)	(3,257)
Net revenues	4,293,094	3,100,372	3,294,696	464,049
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(920,896)	(497,147)	(655,460)	(92,320)
Other compensations	(1,089,941)	(937,696)	(801,293)	(112,860)
Total compensation and benefits	(2,168,880)	(1,441,882)	(1,456,753)	(205,180)
Selling expenses	(437,131)	(349,014)	(485,778)	(68,420)
General and administrative expenses	(383,321)	(235,319)	(275,727)	(38,835)
(Provision for) reversal of credit losses	(112,959)	424	7,028	990
Other operating expenses, net	(107,844)	(115,653)	(112,506)	(15,846)
Government subsidies	115,939	129,521	126,955	17,881
Total operating cost and expenses	(3,094,196)	(2,011,923)	(2,196,781)	(309,410)
Income from operations	1,198,898	1,088,449	1,097,915	154,639
Other income (expense):
Interest income	71,866	61,416	161,926	22,807
Investment income (loss)	65,426	85,554	(61,486)	(8,660)
Settlement expenses	(19,908)	—	—	—
Contingent litigation expenses	—	(99,000)	—	—
Other (expense) income	(18,240)	13,130	10,892	1,534
Total other income	99,144	61,100	111,332	15,681
Income before taxes and income from equity in affiliates	1,298,042	1,149,549	1,209,247	170,320
Income tax expense	(293,940)	(267,108)	(262,360)	(36,953)
Income from equity in affiliates	301,979	89,148	54,128	7,624
Net income	1,306,081	971,589	1,001,015	140,991
Less: net loss attributable to non-controlling interests	(8,050)	(4,982)	(8,479)	(1,194)
Net income attributable to Noah Holdings Limited shareholders	1,314,131	976,571	1,009,494	142,185
Net income per share[1]:
Basic	3.91	2.86	2.91	0.41
Diluted	3.89	2.86	2.91	0.41
Weighted average number of shares used in computation:
Basic	335,858,180	341,660,160	347,369,860	347,369,860
Diluted	337,817,730	341,980,710	347,422,580	347,422,580

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income	1,306,081	971,589	1,001,015	140,991
Other comprehensive income , net of tax
Foreign currency translation adjustments	(60,851)	137,555	76,990	10,844
Comprehensive income	1,245,230	1,109,144	1,078,005	151,835
Less: comprehensive loss attributable to non-controlling interests	(8,001)	(4,895)	(8,651)	(1,218)
Comprehensive income attributable to Noah Holdings Limited shareholders	1,253,231	1,114,039	1,086,656	153,053

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

										Total Noah
									Accumulated	Holdings
							Additional		Other	Limited		Total
	Class A		Class B				Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling	Shareholders’
	Ordinary Shares[2]		Ordinary Shares[2]		Treasury Stock		Capital	Earnings	(Loss) Income	Equity	Interests	Equity
	Shares	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	227,735,420	76	83,150,000	28	(5,442,020)	(290,913)	3,565,667	3,989,767	(79,114)	7,185,511	91,860	7,277,371
Net income	—	—	—	—	—	—	—	1,314,131	—	1,314,131	(8,050)	1,306,081
Share-based compensation	—	—	—	—	—	—	51,037	—	—	51,037	—	51,037
Treasury stock reissued for vesting of restricted shares, net	—	—	—	—	570,640	32,557	(5,700)	(26,857)	—	—	—	—
Treasury stock reissued for stock options exercised, net	—	—	—	—	376,060	21,456	(3,748)	(6,594)	—	11,114	—	11,114
Treasury stock reissued for settlement, net (Note 14)	—	—	—	—	1,027,000	58,594	95,339	(48,336)	—	105,597	—	105,597
Other comprehensive income (loss)-foreign currency translation adjustments	—	—	—	—	—	—	—	—	(60,900)	(60,900)	49	(60,851)
Receipt of employees’ shares to satisfy tax withholding obligations related to share-based compensation	—	—	—	—	(895,720)	(34,788)	—	—	—	(34,788)	—	(34,788)
Non-controlling interest capital injection	—	—	—	—	—	—	15,689	—	—	15,689	27,674	43,363
Divestment of non-controlling interests	—	—	—	—	—	—	3,547	—	—	3,547	(14,190)	(10,643)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	1,012	1,012
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(5,772)	(5,772)
Acquisition of non-controlling interests in subsidiaries (Note 2 (j))	—	—	—	—	—	—	(187,090)	—	—	(187,090)	8,283	(178,807)
Repurchase of ordinary shares	—	—	—	—	(5,726,830)	(363,073)	—	—	—	(363,073)	—	(363,073)
Retirement of treasury stock	(895,720)	—	—	—	895,720	34,788	—	(34,788)	—	—	—	—
Balance at December 31, 2021	226,839,700	76	83,150,000	28	(9,195,150)	(541,379)	3,534,741	5,187,323	(140,014)	8,040,775	100,866	8,141,641
Net income	—	—	—	—	—	—	—	976,571	—	976,571	(4,982)	971,589
Share-based compensation	—	—	—	—	—	—	42,300	—	—	42,300	—	42,300
Treasury stock reissued for vesting of restricted shares, net	—	—	—	—	323,120	20,252	(3,436)	(16,816)	—	—	—	—
Treasury stock reissued for stock options exercised, net	—	—	—	—	60,090	3,585	(618)	(1,474)	—	1,493	—	1,493
Restricted share units for settlement (Note 14)	1,027,000	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income (loss)-foreign currency translation adjustments	—	—	—	—	—	—	—	—	137,468	137,468	87	137,555
Receipt of employees’ shares to satisfy tax withholding obligations related to share-based compensation	—	—	—	—	(707,040)	(23,111)	—	—	—	(23,111)	—	(23,111)
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	—	—	17,680	17,680
Divestment of non-controlling interests	—	—	—	—	—	—	(10,315)	—	—	(10,315)	(13,338)	(23,653)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	966	966
Distributions to non-controlling interests							(6,500)			(6,500)	(6,500)	(13,000)
Class B Ordinary Shares transfer to Class A Ordinary Shares (Note 3)	83,150,000	28	(83,150,000)	(28)	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon completion of Hong Kong public Offering	11,521,600	4	—	—	—	—	247,011	—	—	247,015	—	247,015
Retirement of treasury stock	(9,518,980)	(3)	—	—	9,518,980	540,653		(540,650)	—	—	—	—
Balance at December 31, 2022	313,019,320	105	—	—	—	—	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475

Net income	—	—	—	—	—	—	—	1,009,494	—	1,009,494	(8,479)	1,001,015
Dividends (Note 20)	—	—	—	—	—	—	—	(177,502)	—	(177,502)	—	(177,502)
Share-based compensation	—	—	—	—	—	—	11,530	—	—	11,530	—	11,530
Ordinary shares issued for settlement, net (Note 14)	11,779,470	4	—	—	—	—	(4)	—	—	—	—	—
Ordinary shares issued for vesting of restricted shares	1,508,390	1	—	—	—	—	(1)	—	—	—	—	—
Ordinary shares issued for exercising of options	150	—	—	—	—	—	3	—	—	3	—	3
ther comprehensive income (loss) —foreign currency translation adjustments	—	—	—	—	—	—	—	—	77,162	77,162	(172)	76,990
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	—	—	13,911	13,911
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	68,018	68,018
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(23,377)	(23,377)
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,925)	(6,925)
Distributions to non-controlling interests	—	—	—	—	—	—	(16,049)	—	—	(16,049)	(20,526)	(36,575)
Balance at December 31, 2023	326,307,330	110	—	—	—	—	3,798,662	6,436,946	74,616	10,310,334	117,229	10,427,563

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.
2	Upon adoption of the sixth amended memorandum and articles of association on December 23, 2022, the Company no longer has dual-class voting structure. Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effected on October 27, 2023. See Note 2 for details.
3	As of December 31, 2023, 1,727,330 ordinary shares were issued in relation to the future share awards for employees (Note 13) and settlement (Note 14). These shares are considered legally issued but not outstanding.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,306,081	971,589	1,001,015	140,991
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss from disposal of property and equipment	(6,063)	1,183	23,488	3,308
Depreciation expenses	146,567	155,968	158,082	22,265
Non-cash lease expenses	85,695	95,280	78,212	11,016
Share-based compensation expenses	51,037	42,300	11,530	1,624
Share-based settlement expenses	19,908	—	—	—
Foreign exchange gain	—	—	(7,037)	(991)
Income from equity in affiliates, net of dividends	(206,218)	(33,708)	(19,340)	(2,724)
Loss from disposal of subsidiaries	—	—	(10,834)	(1,526)
Provision for (reversal of) credit losses	112,959	(424)	(7,028)	(990)
Impairment of long-term investments	10,000	—	13,343	1,879
Fair value (gains) losses in the consolidated funds	(2,520)	10,483	7,513	1,058
Fair value (gains) losses of equity investments measured at fair value	(67,420)	(99,991)	43,113	6,072
Changes in operating assets and liabilities:
Accounts receivable	(362,996)	304,698	258	36
Amounts due from related parties	53,194	(2,040)	94,367	13,291
Other current assets	57,135	(17,001)	(51,245)	(7,218)
Other non-current assets	(8,919)	33,622	(37,761)	(5,318)
Accrued payroll and welfare expenses	240,925	(277,594)	(104,904)	(14,775)
Income taxes payable	49,483	(63,412)	(37,154)	(5,233)
Deferred revenues	(7,982)	4,336	4,857	684
Other current liabilities	191,420	(178,823)	225,565	31,770
Other non-current liabilities	99,165	(40,260)	(32,100)	(4,521)
Contingent liabilities	(11,398)	99,000	(99,000)	(13,944)
Lease assets and liabilities	(93,805)	(94,535)	(78,208)	(11,015)
Trading debt securities	(14,804)	(192,866)	124,005	17,466
Deferred tax assets and liabilities	(119,606)	(84,904)	17,583	2,477
Net cash provided by operating activities	1,521,838	632,901	1,318,320	185,682
Cash flows from investing activities:
Purchases of property and equipment	(2,271,216)	(62,710)	(157,922)	(22,243)
Proceeds from disposal of property and equipment	38,845	—	—	—
Purchase of held-to-maturity investments	(17,000)	(1,035)	(489,941)	(69,007)
Proceeds from redemption of held-to-maturity investments	101,639	9,662	257,474	36,264
Purchases of available-for-sale investments	(15,000)	—	—	—
Proceeds from sale or redemption of available-for-sale investments	15,632	—	—	—
Purchases of short-term equity securities	(18,975)	(1,722)	(16)	(2)
Proceeds from short-term equity securities	3,686	3,887	2,718	383
Purchase of other long-term investments	(91,256)	(3,943)	—	—
Proceeds from sale of other long-term investments	8,465	19,366	4,087	576
Purchase of investments held by consolidated funds	(3,327)	(75,029)	(42,206)	(5,945)
Proceeds from investments held by consolidated funds	8,777	30,627	32,905	4,635
Loans to related parties	(28,629)	(21,375)	(84,341)	(11,879)
Principal collection of loans to related parties	18,101	36,308	41,619	5,862
Loans disbursement to third parties	(1,007,378)	(200,111)	(18,029)	(2,539)
Principal collection of loans originated to third parties	685,978	348,446	221,251	31,164
Increase in investments in affiliates	(101,988)	(73,296)	(53,620)	(7,552)
Capital return from investments in affiliates	129,507	65,214	63,857	8,994
Proceeds from disposal of subsidiaries, net of cash deconsolidated	—	—	30,430	4,286
Acquisitions, net of cash acquired	(27,955)	—	(55,407)	(7,804)
Net cash (used in) provided by investing activities	(2,572,094)	74,289	(247,141)	(34,807)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from offereing, net of issuance cost	—	247,015	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	11,114	1,493	3	—
Contribution from non-controlling interests	43,363	17,680	13,911	1,959
Distributions to non-controlling interests	(5,772)	—	(23,584)	(3,322)
Payments to acquire non-controlling interests in subsidiaries	(178,807)	—	—	—
Divestment of non-controlling interests	(10,643)	(23,653)	(6,925)	(975)
Payment for repurchase of ordinary shares	(372,376)	—	—	—
Dividend paid	—	—	(177,502)	(25,001)
Payments of assumed liability resulting from certain asset acquisition	—	(8,774)	(5,738)	(808)
Net cash (used in) provided by financing activities	(513,121)	233,761	(199,835)	(28,147)
Effect of exchange rate changes	(46,714)	81,054	48,098	6,775
Net (decrease) increases in cash, cash equivalents and restricted cash	(1,610,091)	1,022,005	919,442	129,503
Cash, cash equivalents and restricted cash—beginning of the year	5,022,704	3,412,613	4,434,618	624,603
Cash, cash equivalents and restricted cash—end of the year	3,412,613	4,434,618	5,354,060	754,106
Supplemental disclosure of cash flow information:
Cash paid for income taxes	364,120	407,494	285,507	40,213

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in other current liabilities	44,875	36,763	37,018	5,214
Operating lease right - of - use assets obtained in exchange for operating lease liabilities	52,183	55,761	92,401	13,014
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	3,404,603	4,403,915	5,192,127	731,296
Restricted cash	510	23,203	154,433	21,751
Restricted cash – non-current included in other non-current assets	7,500	7,500	7,500	1,059
Total cash, cash equivalents and restricted cash	3,412,613	4,434,618	5,354,060	754,106

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021, 2022 and 2023

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

The resolution of Share Subdivision (as defined below) was duly passed by the Company’s shareholders as ordinary resolution by way of poll at the Extraordinary General Meeting held on October 26, 2023. Upon the effectiveness of the resolution, each of the issued and unissued ordinary shares of par value of US$0.0005 each was hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Company’s memorandum and articles of association and have the same rights and privileges and be subject to the same restriction as the shares of the Company in issue prior to the Share Subdivision. (“Share Subdivision”)

As a result of the Share Subdivision, all share amounts and per share amounts disclosed in this Annual Report have been adjusted to reflect the Share Subdivision on a retroactive basis in all periods presented.

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

During the year ended December 31, 2023, the Group consolidated an investment fund upon the acquisition of partial investment as it was the primary beneficiary of the fund. As of the date of consolidation, the Group’s total assets, total liabilities and non-controlling interests were increased by RMB68.6 million, RMB0.6 million and RMB68.0 million, respectively. The Group deconsolidated two investment funds upon the withdrawal of partial investment as they were no longer the primary beneficiary of the funds. Upon the deconsolidation, the Group’s total assets and non-controlling interests were reduced by RMB23.4 million and RMB23.4 million, respectively.

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2021, 2022 and 2023, the impact of which was immaterial.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Cash and cash equivalents	1,566,729	1,420,089	200,015
Restricted cash	1,916	9,775	1,377
Short-term investments	82,594	119,399	16,817
Accounts receivable, net	161,957	57,682	8,124
Amounts due from related parties, net	287,577	251,235	35,386
Amounts due from the Group’s subsidiaries*		149,250	21,021
Loans receivables, net	68,805	34,987	4,928
Other current assets	64,900	81,660	11,502
Long-term investments	348,992	433,201	61,015
Investment in affiliates	858,700	852,163	120,025
Property and equipment, net	35,694	74,600	10,507
Operating lease right-of-use assets, net	13,598	10,195	1,436
Deferred tax assets	92,105	74,418	10,482
Other non-current assets	3,753	8,889	1,252
Total assets	3,587,320	3,577,543	503,887
Accrued payroll and welfare expenses	236,131	144,688	20,379
Income tax payable	123,099	17,007	2,395
Amounts due to the Group’s subsidiaries*	55,762	—	—
Deferred revenue	8,616	3,672	517
Other current liabilities	178,652	164,171	23,123
Deferred tax liabilities	17,719	32,656	4,600
Other non-current liabilities	13,967	14,978	2,110
Operating lease liabilities, non-current	6,850	6,044	851
Total liabilities	640,796	383,216	53,975

*Amounts due from/to the Group’s subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

	Year Ended December 31,
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	552,761	365,927	371,863	52,376
Recurring service fees	50,817	50,494	4,083	575
Other service fees	69,951	105,612	37,251	5,247
Total revenues from others	673,529	522,033	413,197	58,198
Revenues from funds Gopher manages
One-time commissions	86,801	50,227	4,135	582
Recurring service fees	588,337	665,724	569,458	80,206
Performance-based income	165,791	51,688	10,414	1,467
Total revenues from funds Gopher manages	840,929	767,639	584,007	82,255
Total revenues(1)	1,514,458	1,289,672	997,204	140,453
Less: VAT related surcharges	(9,350)	(7,452)	(4,538)	(639)
Net revenues	1,505,108	1,282,220	992,666	139,814
Total operating cost and expenses(2)	(867,215)	(586,993)	(740,138)	(104,246)
Total other income	23,868	105,426	(11,197)	(1,577)
Net income	616,421	658,023	212,334	29,907
Net income attributable to Noah Holdings Limited shareholders	621,010	628,645	215,954	30,416
Cash flows provided by (used in) operating activities(3)	562,400	661,944	(7,660)	(1,079)
Cash flows provided by (used in) investing activities	(207,114)	(275,289)	(131,120)	(18,468)
Cash flows used in financing activities	(16,416)	—	—	—
(1)	The total revenues include intragroup transactions amounted to RMB38,399, RMB64,419 and RMB19,591 for the years ended December 31, 2021, 2022 and 2023, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(2)	The total operating cost and expenses include intragroup transactions amounted to RMB186,962, RMB264,376 and RMB359,075 for the years ended December 31, 2021, 2022 and 2023, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(3)	Cash flows (used in) provided by operating activities in 2021, 2022 and 2023 include amounts due (to) from the Group’s subsidiaries of RMB(179,325), RMB(55,762) and RMB149,250 (US$21,021).

The VIEs contributed an aggregate of 35.1%, 41.4% and 30.1% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively and an aggregate 47.2%, 66.4% and 21.2% of the consolidated net income for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 30.4% and 28.2%, respectively, of the consolidated total assets.

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

As of December 31, 2022 and 2023, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2022 and 2023, respectively.

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties	25,473	23,307	3,283
Investments	508,376	562,426	79,216
Maximum exposure to loss in non-consolidated VIEs	533,849	585,733	82,499

The Group has not provided other form of financial support to these non-consolidated VIEs during the years ended December 31, 2022 and 2023, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2022 and 2023.

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

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables and investments. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2022, and 2023. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

The following table presents the investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023

Investment product provider X	11.4%	11.1%	less than 10%

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

As of December 31, 2022 and 2023, cash and cash equivalents of RMB11,455 and RMB9,728, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

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

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	1,314,131	976,571	1,009,494	142,185
Transfers from (to) the non-controlling interests:
Decrease in Noah’s equity by acquiring equity interests from non-controlling interests	(187,090)	—	—	—
Increase (decrease) in Noah’s equity from divestment of non-controlling interests	3,547	(10,315)	—	—
Increase in Noah’s capital from contribution of non-controlling interests	15,689	—	—	—
Decrease in Noah’s equity from distributions to non-controlling interests	—	(6,500)	(16,049)	(2,260)
Net transfers to non-controlling interests	(167,854)	(16,815)	(16,049)	(2,260)
Change from net income attributable to Noah Holdings Limited shareholders and transfers to non-controlling interests	1,146,277	959,756	993,445	139,925

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

(k) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures and equipment	3 - 5 years
Motor vehicles	5 years
Software	2 - 5 years
Building improvements	10 years
Buildings	30 years

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

The Group earns first-year commissions, and also renewal commissions under certain contracts, from insurance companies by referring clients to purchase the insurance products from them, and recognizes revenues when the underlying insurance contracts become effective. The renewal commission is treated as variable consideration, which is estimated on contract basis. Revenue related to the variable consideration is recorded when it is probable that a significant reversal of revenue recognized will not occur.

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

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration. As the Group is entitled to unconditional right to consideration in exchange for services transferred to customers, the Group therefore does not recognize any contract asset. The balances of accounts receivable as of December 31, 2022 and 2023 were substantially within one year.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2021, 2022 and 2023 that was included in deferred revenue balance at the beginning of the year was RMB67.8 million, RMB54.8 million and RMB54.2 million, respectively.

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

(q) Share-Based Compensation

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The Group estimates the fair value of share options granted using the Black-Scholes option pricing model. The fair value of non-vested restricted shares and restricted share units (“RSUs”) is computed based on the fair value of the Group’s ordinary shares on the grant date. The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. The computation of expected volatility is based on the fluctuation of the historical share price. Amortization of share-based compensation is presented in the consolidated statements of operations as compensation and benefits.

Modification of awards

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is calculated as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB115,939, RMB129,521 and RMB126,955 for the years ended December 31, 2021, 2022 and 2023, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.0999 on December 29, 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

(x) Allowance for credit losses

On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including loans receivables, amount due from related parties, accounts receivable and other receivable, and held-to-maturities debt investments (see Note 2(i)). CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group’s consolidated statements of operations. The cumulative effect adjustment from adoption was immaterial to the Group’s consolidated financial statements. The Group continues to monitor the financial implications of the macro economy and regulatory change of certain industries on expected credit losses.

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

The following table summarizes the changes of allowances for each category of affected assets:

	Amounts due	Accounts	Other financial
	from related parties	receivable	receivables
	RMB	RMB	RMB
Balance at beginning of 2021	4,006	—	—
Provisions	26,122	458	4,000
Balance at end of 2021	30,128	458	4,000
Provisions	544	3,905	495
Reversal	(5,471)	(578)	—
Write off	(544)	(138)	(4,495)
Foreign currency adjustment	1,009	—	—
Balance at end of 2022	25,666	3,647	—
Provisions	2,602	4,979	—
Reversal	(4,670)	(1,764)	—
Write off	(610)	—	—
Foreign currency adjustment	406	—	—
Balance at end of 2023	23,394	6,862	—

During the year ended December 31, 2021, accounts receivable of RMB10.8 million written off previously were recovered and recorded as credits to (provision for) reversal of credit losses.

(y) Financial Instruments Indexed to and Potentially Settled in the Company’s Stock

The Group evaluates all financial instruments issued in connection with its equity offerings when determining the proper accounting treatment for such instruments. The Group considers a number of generally accepted accounting principles under U.S. GAAP to determine such treatment and evaluates the features of the instrument to determine the appropriate accounting treatment. For equity-linked financial instruments indexed to and potentially settled in the Company’s common stock that are determined to be classified as equity on the consolidated balance sheets, they are initially measured at their fair value and recognized as part of equity. The Group issued such financial instruments for settlement (see Note 14).

(z) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 19, “Contingencies,” for further information.

(aa) Accounting Standards Issued But Not Yet Implemented

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures (“ASU 2023-07”), amending disclosure requirements related to segment reporting primarily through enhanced disclosure about significant segment expenses and by requiring disclosure of segment information on an annual and interim basis. ASU 2023-07 is effective on January 1, 2024 and is not expected to have a significant impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 will require disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. Entities will also be required to disclose income/(loss) from continuing operations before income tax expense/(benefit) disaggregated between domestic and foreign, as well as income tax expense/(benefit) from continuing operations disaggregated by federal, state and foreign. ASU 2023-09 is effective on January 1, 2025 and is not expected to have a significant impact on the Group’s consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net (loss) income per share attributable to ordinary shareholders:

	Year Ended December 31,
	(Amount in Thousands, Except Share and Per Share Data)
	2021	2022	2023
	Class A and Class B	Class A and Class B	Ordinary shares
Net income attributable to ordinary shareholders	1,314,131	976,571	1,009,494
Weighted average number of ordinary shares outstanding—basic	335,858,180	341,660,160	347,369,860
Plus: effect of dilutive stock options	1,713,550	253,540	—
Plus: effect of dilutive non-vested restricted share awards	246,000	67,010	52,720
Weighted average number of ordinary shares outstanding—diluted	337,817,730	341,980,710	347,422,580
Basic net income per share	3.91	2.86	2.91
Diluted net income per share	3.89	2.86	2.91

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

Shares issuable to the investors of Camsing Incident (as defined in Note 14) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2021	2022	2023
Share options	2,815,660	9,340,880	7,359,150
Non-vested restricted shares under share incentive plan	412,550	1,143,070	1,738,010
Total	3,228,210	10,483,950	9,097,160

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Short-term investments
Held-to-maturity investments and term deposits	20,660	158,728	22,356
Available-for-sale investments	14,941	—	—
Trading debt securities	207,670	84,537	11,907
Equity securities measured at fair value	5,265	3,630	511
Investments held by consolidated investment funds measured at fair value	67,443	132,561	18,671
Total short-term investments	315,979	379,456	53,445
Long-term investments
Term deposits	—	100,000	14,085
Other long-term investments
- Investments measured at fair value	631,662	595,854	83,924
- Investments measured at cost less impairment
- Private equity funds products	27,207	20,367	2,869
- Other investments measured at cost less impairment	40,475	23,250	3,275
Total other long-term investments	699,344	639,471	90,068
Investments held by consolidated investment funds measured at fair value	74,751	71,013	10,001
Total long-term investments	774,095	810,484	114,154
Total investments	1,090,074	1,189,940	167,599

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. The Group recorded investment income on these products of RMB1,568, RMB383 and RMB7,382 for the years ended December 31, 2021, 2022 and 2023, respectively. The gross unrecognized holding gain was RMB612, RMB582 and RMB6,239 as of December 31, 2021, 2022 and 2023, respectively. No credit loss related to held-to-maturity investments was recognized for the years ended December 31, 2021, 2022 and 2023.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of RMB10,000, nil and RMB13,343 in investment income (loss) for the years ended December 31, 2021, 2022 and 2023, respectively.

5. Fair Value Measurement

As of December 31, 2022 and 2023, information about (i) inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2022	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Available-for-sale investments	14,941	—	14,941	—	—
Trading debt securities	207,670	207,670	—	—	—
Equity securities measured at fair value	5,265	1,304	3,961	—	—
Investments held by consolidated investment fund	67,443	26,637	40,806	—	—
Long-term investments
Investments held by consolidated investment fund	74,751	—	74,751	—	—
Other long-term investments measured at fair value	631,662	—	242,753	358,351	30,558

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2023	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Trading debt securities	84,537	84,537	—	—	—
Equity securities measured at fair value	3,630	3,630	—	—	—
Investments held by consolidated investment fund	132,561	132,561	—	—	—
Long-term investments
Investments held by consolidated investment fund	71,013	—	15,777	—	55,236
Other long-term investments measured at fair value	595,854	—	22,081	546,543	27,230

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities as they consist of bonds issued by public companies and publicly traded. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2023, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies, bonds or asset management plans. The equity shares of listed companies and the bonds issued by public companies, whose fair value are determined by their quoted price in active markets, are classified within Level 1 measurement. The bonds have stated maturity and normally pay a prospective fixed rate of return and using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. The asset management plans measured at recent observable transaction prices are classified within Level 2 as well.

Other long-term investments measured at fair value are (i) equity investments in private companies and private equity funds categorized within Level 2 or Level 3 of the fair value hierarchy and (ii) private equity funds measured at NAV.

With respect to the equity investments within Level 3 measurement, the Group generally uses a market comparable analysis. The valuation methodology requires a subjective process in determining significant inputs and making assumptions and judgments, for which the Group considers and evaluates including, but not limited to, (1) comparable data wherever possible to quantify or adjust the fair value, (2) quantitative information about significant unobservable inputs used by the third party and (3) prevailing market conditions. The uncertainty of the fair value measurement due to the use of these unobservable inputs and assumptions could have resulted in higher or lower determination of fair value. There is inherent uncertainty involved in the valuation of level 3 investments and therefore there is no assurance that, upon liquidation or sale, the Group could realize the values reflected in the valuations.

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2023, presented as follows:

RMB
(Amount in Thousands)
Level 3 investments as of January 1, 2023	358,351
Transfer of investments in fair value hierarchy from Level 2 to Level 3	242,753
Transfer of investments in fair value hierarchy from Level 3 to Level 2	(8,494)
Changes in fair value included in investment income	(53,071)
Settlements	(1,155)
Foreign currency translation adjustments	8,159
Level 3 investments as of December 31, 2023	546,543
Changes in net unrealized gains included in investment income related to Level 3 investments still held as of December 31, 2023	(51,999)

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income in the consolidated statements of operations.

Certain equity investments were previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However, as no observable transactions of the investments occurred since 2022, the Group’s valuation methodology in 2023 for these investments involved significant unobservable inputs that required significant judgment or estimation. Hence such investments were classified within Level 3 measurement for the year ended December 31, 2023.

Fair value measurement on a non-recurring basis for the year ended December 31, 2022 included that used in impairment of investments measured at cost less impairment (see Note 4) which was classified as a Level 3 fair value measurement.

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

6. Investments in Affiliates

The following table summarizes the Group’s balances of investments in affiliates:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Kunshan Jingzhao	8,520	8,690	1,224
Wanjia Win-Win	91,588	89,249	12,570
Others	15,609	15,839	2,231
Funds that the Group serves as general partner	1,376,103	1,412,766	198,984
-Gopher Transform Private Fund	104,429	102,100	14,380
-Real estate funds and real estate funds of funds	84,719	105,531	14,864
-Private equity funds of funds	1,175,904	1,201,703	169,256
-Others	11,051	3,432	484
Total investments in affiliates	1,491,820	1,526,544	215,009

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

The Group recognized impairment losses totaling nil, RMB476 and nil related to investments in affiliates for the years ended December 31, 2021, 2022 and 2023, respectively, which are recorded in income from equity in affiliates in the consolidated statements of operations.

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group’s equity method investments assuming 100% ownership as of December 31, 2022 and 2023:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Balance sheet data:
Current assets	3,854,948	3,348,901	471,683
Non-current assets	33,600,840	31,949,789	4,500,034
Current liabilities	1,778,558	1,853,262	261,026
Non-current liabilities	415,555	555,307	78,213

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating data:
Revenue	225,559	268,654	166,859	23,502
Loss from operations	(554,579)	(207,143)	(167,920)	(23,651)
Net realized and unrealized gains from investments	5,107,283	1,962,039	1,357,034	191,134
Net income	4,505,646	1,772,444	1,204,643	169,670

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Buildings	2,478,634	2,478,634	349,108
Leasehold and building improvements	154,900	175,164	24,671
Furniture, fixtures and equipment	135,337	153,019	21,552
Motor vehicles	33,148	23,855	3,360
Software	190,227	209,808	29,551
	2,992,246	3,040,480	428,242
Accumulated depreciation	(546,988)	(581,306)	(81,875)
	2,445,258	2,459,174	346,367
Construction in progress	41,059	23,025	3,243
Property and equipment, net	2,486,317	2,482,199	349,610

Depreciation expense was RMB146,567, RMB155,968 and RMB158,082 for the years ended December 31, 2021, 2022 and 2023, respectively.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Accrued expenses	144,574	94,044	13,246
Advance from customers	27,064	30,172	4,250
Deposits from other business	13,623	11,339	1,597
Payable to individual investors of other business	10,461	188,697	26,577
Payable for purchases of property and equipment	36,763	37,018	5,214
Other tax payable	37,204	38,203	5,381
Operating lease liability - current	84,358	61,826	8,708
Payables to suppliers	117,146	104,484	14,716
Payable for litigation (Note 19)	—	99,000	13,944
Other payables	1,982	17,019	2,397
Total	473,175	681,802	96,030

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payables to individual investors consist of payables in relation to other service to the clients.

9. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers.

The following tables show, by segment, revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31, 2021
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Business	Total
	RMB	RMB	RMB	RMB
One-time commissions	1,180,900	90,516	—	1,271,416
Recurring service fees	1,469,600	639,409	—	2,109,009
Performance-based income	469,121	315,072	—	784,193
Other service fees	92,352	1,390	68,240	161,982
Lending services	4,471	—	35,755	40,226
Other services	87,881	1,390	32,485	121,756
Total revenues	3,211,973	1,046,387	68,240	4,326,600

	Year Ended December 31, 2022
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	631,589	49,856	—	681,445
Recurring service fees	1,232,294	682,121	—	1,914,415
Performance-based income	202,455	107,121	—	309,576
Other service fees	144,101	—	79,340	223,441
Lending services	8,881	—	27,017	35,898
Other services	135,220	—	52,323	187,543
Total revenues	2,210,439	839,098	79,340	3,128,877

	Year Ended December 31, 2023
	(Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
One-time commissions	1,086,570	2,633	—	1,089,203
Recurring service fees	1,105,806	714,624	—	1,820,430
Performance-based income	86,321	51,288	—	137,609
Other service fees	221,917	—	48,662	270,579
Lending services	6,197	—	13,119	19,316
Other services	215,720	—	35,543	251,263
Total revenues	2,500,614	768,545	48,662	3,317,821

Revenues by timing of recognition is analyzed as follows:

	Year Ended December 31
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue recognized at a point in time	2,144,912	1,130,364	1,408,389	198,368
Revenue recognized over time	2,181,688	1,998,513	1,909,432	268,938
Total revenues	4,326,600	3,128,877	3,317,821	467,306

For the Group’s revenues generated from different geographic locations, please see Note 17 segment information.

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate expired in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in December 2022 and such preferential income tax rate will expire in December 2025.

Income before income taxes consists of:

	Year Ended December 31,
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Mainland China	686,188	588,048	283,045	39,866
Hong Kong	584,236	389,517	743,619	104,737
Cayman Islands	(66,140)	39,463	6,537	921
Others	93,758	132,521	176,046	24,796
Total	1,298,042	1,149,549	1,209,247	170,320

The tax expense comprises:

	Year Ended December 31,
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current Tax	413,603	354,108	248,353	34,980
Deferred Tax	(119,663)	(87,000)	14,007	1,973
Total	293,940	267,108	262,360	36,953

Reconciliation between the statutory tax rate to (loss) income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2021	2022	2023
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.18%	(0.07)%	0.33%
Effect of non-deductible settlement expenses	0.40%	—	—
Effect of tax-free investment income	(0.57)%	(0.72)%	(2.13)%
Effect of different tax rate of subsidiary in other jurisdiction	(4.85)%	(6.61)%	(6.12)%
Effect of deferred tax asset allowance	1.56%	7.22%	2.78%
Effect of tax holidays	(1.27)%	(0.92)%	(0.56)%
Effect of income from equity in fund of fund	2.91%	1.21%	1.03%
Effect of dividend withholding tax	—	1.74%	1.26%
Effect of true-ups	(0.82)%	(3.36)%	0.33%
Effect of others	0.10%	(0.25)%	(0.22)%
	22.64%	23.24%	21.70%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Year Ended December 31,
	(Amount in Thousands Except Shares Data)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Aggregate	16,422	10,594	6,807	959
Per share effect-basic[1]	0.05	0.03	0.02	—
Per share effect-diluted	0.05	0.03	0.02	—

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and payroll	159,817	93,938	13,231
Tax loss carry forward	491,311	548,814	77,299
Unrealized other loss	5,876	11,230	1,582
Provision for impairment of investments	39,300	42,322	5,961
Provision for allowance of credit losses	42,050	38,818	5,467
Provision for contingent liability	24,750	24,750	3,486
Others	6,804	9,080	1,279
Gross deferred tax assets	769,908	768,952	108,305
Valuation allowance	(333,467)	(319,780)	(45,040)
Net deferred tax assets	436,441	449,172	63,265
Deferred tax liabilities:
Unrealized investment income	44,414	65,325	9,201
Timing difference on revenue recognition	—	16,895	2,380
Dividend withholding tax	20,000	15,260	2,149
Acquired deferred tax liabilities (Note 7)	185,354	182,602	25,719
Net deferred tax liabilities	249,768	280,082	39,449

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax liabilities and assets are offset and presented as a single amount in the balance sheet. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions. The above table presents the deferred tax assets and liabilities before offset.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2023, operating loss carry forward amounted to RMB2,304,028 for the PRC and Hong Kong income tax purpose. According to the Article 18 of the PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carried forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2024 to 2028.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
	(Amount in Thousands)
Balance at beginning of the year	60,628	271,813	333,467
Provided	20,275	94,856	41,912
Addition due to acquisition	193,826	—	5,615
Write off	(2,916)	(9,472)	(52,995)
Reversal	—	(23,730)	(8,219)
Balance at ending of the year	271,813	333,467	319,780

The acquisition of DD Finance Ltd. resulted in an increase of RMB5,615 in both deferred tax assets of tax loss carried forward and related valuation allowance as the Group estimated that accumulated loss of DD Finance Ltd. can’t be realized in the future based on its intent to use.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB5.1 billion and RMB5.1 billion as of December 31, 2022 and 2023, respectively. Referring to Note 20, (i) an annual dividend of approximately RMB509.0 million in respect of the year ended December 31, 2023 and (ii) a non-recurring special dividend of approximately RMB509.0 million have been recommended by the board of directors of the Company. To execute the dividend plan, the shareholder of Kunshan Noah Xingguang Investment Management Co., Ltd. (“Noah Xingguang”, one of the Group’s PRC subsidiaries) has approved to distribute cash dividends of RMB305.2 million to Noah Insurance (Hong Kong) Limited (the parent company of Noah Xingguang, incorporated in Hong Kong), and the Group recorded a deferred tax liability of RMB15.3 million as of December 31, 2023 accordingly. The remaining undistributed earnings of the Group’s PRC subsidiaries would be indefinitely reinvested.

Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB3.1 billion and RMB3.4 billion as of December 31, 2022 and 2023, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2021, 2022 and 2023. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11. Loans Receivable, Net

Loans receivable as of December 31, 2022 and 2023 consist of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Loans receivable:
-Within credit term	289,981	98,925	13,933
-Past due	269,658	267,506	37,678
Total loans receivable	559,639	366,431	51,611
Allowance for credit losses	(93,859)	(79,510)	(11,199)
Loans receivable, net	465,780	286,921	40,412

The loan interest rates range between 3.9% and 15.0% for the years ended December 31, 2022 and 2023. Majority of loans were short-term loans and recorded within loans receivables, net, and long-term loans of RMB62.0 million and RMB48.7 million were recorded in other non-current assets as of December 31, 2022 and 2023, respectively. RMB580.3 million and RMB379.3 million of the loans is secured by collateral as of December 31, 2022 and 2023 respectively. The Group also purchased past due loans from third parties with the amount of RMB64.8 million and RMB12.5 million for the years ended December 31, 2022 and 2023, respectively. The purchased past due loans of RMB13.0 million and RMB39.7 million were collected or transferred to other investors, for the years ended December 31, 2022 and 2023, respectively.

The following table presents the activity in the allowance for loan losses as of and for the years ended December 31, 2022 and 2023.

RMB
(Amount in Thousands)
Loans receivable—January 1 2022	93,926
Provisions	681
Write off	(748)
Loans receivable—December 31, 2022	93,859
Provisions	1,604
Reverse	(9,779)
Write off	(6,174)
Loans receivable—December 31, 2023	79,510

12. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB102,321, RMB98,943 and RMB85,745 for the years ended December 31, 2021, 2022 and 2023, respectively. Cash payments against operating lease liabilities were RMB93,610 and RMB93,525 for the years ended December 31, 2022 and 2023, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Operating leases:
Operating lease right-of-use assets	168,192	139,019	19,580

Current portion of lease liabilities	84,358	61,826	8,708
Non-current portion of lease liabilities	83,171	76,533	10,779
Total operating lease liabilities	167,529	138,359	19,487

Weighted average remaining lease term (years)	2.32	2.70
Weighted average discount rate	4.55%	4.73%

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2022 and 2023, are as follows:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Within 1 year	88,780	68,308	9,619
Between 1 and 2 years	65,378	43,221	6,088
Between 2 and 3 years	18,153	25,312	3,565
Between 3 and 4 years	3,845	13,334	1,878
Between 4 and 5 years	817	—	—
Total lease payment	176,973	150,175	21,150
Less imputed interest	(9,444)	(11,816)	(1,663)
Total	167,529	138,359	19,487

13. Share-Based Compensation

The following table presents the Group’s share-based compensation expense by type of award:

	Year Ended December 31,
	(Amounts in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Share options	18,081	24,195	1,883	265
Non-vested restricted share awards	32,956	18,105	9,647	1,359
Total share-based compensation	51,037	42,300	11,530	1,624

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

The Board of directors announced that, on December 29, 2023, it had resolved to (i) cancel 669,898 outstanding options (the “Previously Granted Options”) involving an aggregate of 6,698,975 shares (represented by 1,339,795 ADSs) previously granted to employees pursuant to the terms of the then effective share incentive plans, and (ii) in replacement of the Previously Granted Options, grant 223,297 RSUs (the “Replacement RSUs”) involving an aggregate of 2,232,965 shares (represented by 446,593 ADSs) to such employees, representing approximately 0.70% of the total ordinary shares of the Company in issue as of the date of grant. All such 223,297 RSUs were granted to the employees in consideration of the cancellation of the options previously granted to them respectively. Upon the cancellation of 669,898 options and subject to the acceptance by the employees, 223,297 RSUs were granted. The Company determined that the cancellation of options accompanied by the concurrent grant of the Replacement RSUs should be accounted for as a modification of the terms of the cancelled options (the “Modification”). Incremental compensation cost was measured as the excess of the fair value of the Replacement RSUs over the fair value of the cancelled options at the cancellation date, December 29, 2023.

Incremental compensation cost due to the Modification was RMB5,079, including expenses of RMB4,103 related to vested restricted share awards which is recognized immediately as of date of modification, and expenses of RMB976 related to the restricted share awards not yet vested which will be recognized over the remaining vesting period. An expense of RMB13,487 was recognized upon the Modification due to the acceleration of vesting.

Share Options:

The weighted-average grant-date fair value of options granted during the year ended December 31, 2022 and 2023 was RMB181.04 (US$26.25) and RMB57.37 (US$8.08) per share. There were 37,606, 6,009 and 15 options exercised during the years ended December 31, 2021, 2022 and 2023, respectively.

The Group uses the Black-Scholes pricing model and the following assumptions to estimate the fair value of the options granted:

	2023
Average risk-free rate of return	4.4%
Weighted average expected option life	7.85	years
Estimated volatility	47.5%
Average dividend yield	4.7%

The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected term of the stock option award.

The expected volatility is estimated based on the historical volatility of the Company’s common stock with a term consistent with the expected term of the stock option award. Average dividend yield is based on management estimation and the Company’s dividend policy at the grant date.

The following table summarizes option activity during the year ended December 31, 2023:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	options	Price	Term	Options
		RMB	Years	RMB
Outstanding as of January 1, 2023	925,473	310.49	8.4	8,379
Granted	25,000	181.05
Exercised	(15)	206.32
Forfeited or expired	(240,564)	406.89
Cancellation due to the Modification	(669,899)	268.49
Outstanding as of December 31, 2023	39,995	353.35	6.2	—
Exercisable as of December 31, 2023	19,709	348.96	4.1	—

The aggregate intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was RMB15,674, RMB1,223 and RMB2, respectively. As of December 31, 2023, there was RMB856 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 3.57 years.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2023 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares	value
		RMB
Non-vested as of January 1, 2023	89,855	300.59
Granted	228,297	195.62
Vested	(150,897)	215.93
Forfeited	(76,905)	435.76
Non-vested as of December 31, 2023	90,350	196.65

The total fair value of non-vested restricted share awards vested during the years ended December 31, 2021, 2022 and 2023 was RMB29,784, RMB9,672 and RMB29,713, respectively. As of December 31, 2023, there was RMB32,020 in total unrecognized compensation expense related to such non-vested restricted share awards, which is expected to be recognized over a weighted-average period of 2.71 years.

14. Settlement Expenses

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

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the “Settlement Plan”) to affected investors. An affected investor accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

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

As of December 31, 2023, 595 out of the total 818 investors (approximately 72.7%) had accepted settlements under the plan, representing RMB2.6 billion out of the total outstanding investments of RMB3.4 billion under the Camsing Products. For the years ended December 31, 2022 and 2023, no settlement expense attributable to Camsing Incident was recorded due to (i) no additional settlement and (ii) no change in contingent liabilities relating to Camsing Incident.

15. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB237,851, RMB267,278 and RMB273,507 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ retained earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB472,833 and RMB562,153 as of December 31, 2022 and 2023, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group’s PRC subsidiaries and VIEs of RMB2,323,106 and RMB2,300,833 as of December 31, 2022 and 2023, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,826,642 and RMB2,872,761 as of December 31, 2022 and 2023, respectively.

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

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2021 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,130,653	241	—	1,130,894
Recurring service fees	912,506	1,194	—	913,700
Performance-based income	391,903	—	—	391,903
Other service fees	92,352	1,390	68,240	161,982
Total revenues from others	2,527,414	2,825	68,240	2,598,479
Revenues from funds Gopher manages
One-time commissions	50,247	90,275	—	140,522
Recurring service fees	557,094	638,215	—	1,195,309
Performance-based income	77,218	315,072	—	392,290
Total revenues from funds Gopher manages	684,559	1,043,562	—	1,728,121
Total revenues	3,211,973	1,046,387	68,240	4,326,600
Less: VAT related surcharges	(17,076)	(4,923)	(11,507)	(33,506)
Net revenues	3,194,897	1,041,464	56,733	4,293,094
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(900,921)	(19,975)	—	(920,896)
Performance-based compensation	(45,913)	(112,130)	—	(158,043)
Other compensations	(707,455)	(317,929)	(64,557)	(1,089,941)
Total compensation and benefits	(1,654,289)	(450,034)	(64,557)	(2,168,880)
Selling expenses	(354,128)	(55,790)	(27,213)	(437,131)
General and administrative expenses	(270,253)	(70,686)	(42,382)	(383,321)
Provision for credit losses	(6,490)	(13,275)	(93,194)	(112,959)
Other operating expenses	(53,616)	(4,347)	(49,881)	(107,844)
Government subsidies	65,368	37,905	12,666	115,939
Total operating cost and expenses	(2,273,408)	(556,227)	(264,561)	(3,094,196)
Income (loss) from operations	921,489	485,237	(207,828)	1,198,898

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	617,636	—	—	617,636
Recurring service fees	768,980	—	—	768,980
Performance-based income	184,048	—	—	184,048
Other service fees	144,101	—	79,340	223,441
Total revenues from others	1,714,765	—	79,340	1,794,105
Revenues from funds Gopher manages
One-time commissions	13,953	49,856	—	63,809
Recurring service fees	463,314	682,121	—	1,145,435
Performance-based income	18,407	107,121	—	125,528
Total revenues from funds Gopher manages	495,674	839,098	—	1,334,772
Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)
Net revenues	2,199,977	834,468	65,927	3,100,372
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(460,237)	(36,910)	—	(497,147)
Performance-based compensation	(872)	(6,167)	—	(7,039)
Other compensations	(618,525)	(278,934)	(40,237)	(937,696)
Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Reversal of (provision for) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government subsidies	89,223	39,120	1,178	129,521
Total operating cost and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)
Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,072,838	—	—	1,072,838
Recurring service fees	707,580	—	—	707,580
Performance-based income	16,344	—	—	16,344
Other service fees	221,917	—	48,662	270,579
Total revenues from others	2,018,679	—	48,662	2,067,341
Revenues from funds Gopher manages
One-time commissions	13,732	2,633	—	16,365
Recurring service fees	398,226	714,624	—	1,112,850
Performance-based income	69,977	51,288	—	121,265
Total revenues from funds Gopher manages	481,935	768,545	—	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(631,082)	(24,378)	—	(655,460)
Other compensations	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
(Provision for) reversal of credit losses	(910)	(921)	8,859	7,028
Other operating expenses	(44,042)	(3,348)	(65,116)	(112,506)
Government subsidies	103,597	21,638	1,720	126,955
Total operating cost and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31, 2021 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	2,479,576	768,203	68,240	3,316,019
Hong Kong	629,587	240,136	—	869,723
Others	102,810	38,048	—	140,858
Total revenues	3,211,973	1,046,387	68,240	4,326,600

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,548,395	672,785	79,340	2,300,520
Hong Kong	508,907	83,029	—	591,936
Others	153,137	83,284	—	236,421
Total revenues	2,210,439	839,098	79,340	3,128,877

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth Management	Assets Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Mainland China	1,366,538	469,193	48,662	1,884,393
Hong Kong	921,091	193,588	-	1,114,679
Others	212,985	105,764	-	318,749
Total revenues	2,500,614	768,545	48,662	3,317,821

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
HongShan Capital Investment Management (Tianjin) Co., Ltd. (“formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.”)	Affiliate of shareholder of the Group

Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. (“Gopher Assets”)

Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”)	Affiliate of shareholder of the Group[1]

Investee funds of Gopher Assets	Investees of Gopher Assets, a consolidated VIE of the Group

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

Note 1: Dingnuo was no longer the affiliate of shareholder of the Group after the Group acquired 100% of the issued shares in DD Finance Ltd. (the parent company of Dingnuo) on June 28, 2023.

During the years ended December 31, 2021, 2022 and 2023, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	140,522	63,809	16,365	2,305
Recurring service fees
Investee funds of Gopher Assets	871,618	768,161	712,479	100,351
Wanjia Win-Win	463	—	—	—
HongShan Capital Investment Management (Tianjin) Co., Ltd.	26,488	16,791	16,286	2,294
Investee funds of Gopher Capital GP Ltd.	323,691	377,274	400,371	56,391
Total recurring services fee	1,222,260	1,162,226	1,129,136	159,036
Performance-based income
Investee funds of Gopher Assets	166,580	51,304	10,934	1,540
Investee funds of Gopher Capital GP Ltd.	225,710	74,224	110,331	15,540
Total performance-based income	392,290	125,528	121,265	17,080
Other service fees
Investee funds of Gopher Assets	5,945	—	—	—
Total other service fees	5,945	—	—	—
Total	1,761,017	1,351,563	1,266,766	178,421

As of December 31, 2022, and 2023, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Investee funds of Gopher Assets	317,969	238,033	33,527
Investee funds of Gopher Capital GP Ltd.	108,090	93,498	13,169
Total in gross amounts	426,059	331,531	46,696
Less: allowance for credit losses	(11,872)	(9,194)	(1,295)
Total in net amounts	414,187	322,337	45,401

As of December 31, 2022, and 2023, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Investee funds of Gopher Assets	13,940	11,075	1,560
Investee funds of Gopher Capital GP Ltd.	29,091	74,679	10,517
Total in gross amounts	43,031	85,754	12,077
Less: allowance for credit losses	(13,794)	(14,200)	(2,000)
Total in net amounts	29,237	71,554	10,077

The loans are due on demand and expected to be matured within one year, most of which are interest free.

As of December 31, 2022, and 2023, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2022	2023	2023
	RMB	RMB	US$
Investee funds of Gopher Assets	10,325	8,830	1,244
Investee funds of Gopher Capital GP Ltd.	611	4,728	666
Total	10,936	13,558	1,910

During the years ended December 31, 2021, 2022 and 2023, donation made to Shanghai Noah Charity Fund were RMB3.5 million, RMB3.2 million and RMB6.3 million, respectively.

During the years ended December 31, 2021, 2022 and 2023, the Group paid RMB9.2 million, RMB5.5 million and nil as service fees to Dingnuo for development of an online mutual fund work station for the Group’s relationship managers and one-stop service platform for private equity fund managers, respectively.

19. Contingencies

Camsing Incident

As disclosed in Note 14, the Group offerd a voluntary settlement plan in 2020 to all affected Camsing investors, and as of December 31, 2022, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$68.0 million (RMB469.0 million) as of December 31, 2022.

As of December 31, 2023, there were 44 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB140.0 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group’s business. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB500,000 for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2023, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The First-instance Ruling is not yet effective until the appellate process is concluded. Considering the judgement in the First-instance Ruling as of December 31, 2022, although it remains subject to appeal and applicable post-judgment proceedings, the Group reserved a contingent liability of RMB99.0 million.

In late March 2024, the Group received the final ruling from the Appellate Court, which supports the First-instance Ruling and became effective immediately. As a result, the contingency was resolved and the payable for the litigation of RMB99.0 million was included in other current liabilities as of December 31, 2023.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20. Subsequent event

The board of directors of the Company recommended (i) a final dividend of RMB509.0 million (US$71.7 million) in respect of the year ended December 31, 2023, and (ii) a non-recurring special dividend of RMB509.0 million(US$71.7 million), with an aggregate amount of the final dividend and special dividend of approximately RMB1,018.0 million (US$143.4 million). This recommendation is subject to the approval by the Company’s shareholders respectively at the forthcoming annual general meeting to be held on or around June 12, 2024.

Based on the number of issued Shares as of the date of this announcement, if declared and paid, (i) the final dividend will amount to RMB1.55 per share (tax inclusive) in respect of the year ended December 31, 2023, and (ii) the non - recurring special dividend will amount to RMB1.55 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

Additional Financial Information of Parent Company – Financial Statements Schedule I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company’s consolidated net assets as of December 31, 2023.

a) Condensed Balance Sheets (Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	349,845	826,080	116,351
Amounts due from related parties	823	847	119
Other current assets	—	20,969	2,953
Total current assets	350,668	847,896	119,423
Investments in subsidiaries and VIEs	9,636,776	10,530,683	1,483,215
Investments in affiliates	361,831	363,423	51,187
Other non-current assets	724	745	105
Total assets	10,349,999	11,742,747	1,653,930
Liabilities and Equity
Current liabilities
Contingent liabilities	469,018	482,802	68,001
Amounts due to subsidiaries and VIEs	467,178	934,179	131,576
Other current liabilities	8,107	15,432	2,174
Total liabilities	944,303	1,432,413	201,751
Shareholder’s equity
Ordinary shares[1] (US$0.00005 par value): 1,000,000,000 ordinary shares authorized, 319,455,750 shares issued and 313,019,320 shares outstanding as of December 31, 2022 and 1,000,000,000 ordinary shares authorized, 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023	105	110	15
Additional paid-in capital	3,803,183	3,798,662	535,030
Retained earnings	5,604,954	6,436,946	906,625
Accumulated other comprehensive (loss) income	(2,546)	74,616	10,509
Total shareholders’ equity	9,405,696	10,310,334	1,452,179
Total liabilities and shareholders’ equity	10,349,999	11,742,747	1,653,930

Note 1: Results have been retroactively adjusted to reflect the 1 - for - 10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

b) Condensed Statements of Operations (Amount in Thousands)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Other Compensations	—	—	2,157	304
Selling expenses	285	2,838	82	12
General and administrative expenses	41,955	16,948	7,314	1,030
Other operating expenses	—	12,516	19,877	2,800
Total operating cost and expenses	42,240	32,302	29,430	4,146
Loss from operations	(42,240)	(32,302)	(29,430)	(4,146)
Other income (expenses):
Interest income	2,266	4,250	34,002	4,789
Settlement expenses	(19,908)	—	—	—
Other income (expenses)	(4,211)	11,083	4,267	601
Total other (expenses) income	(21,853)	15,333	38,269	5,390
Loss before taxes and income from equity in affiliates, subsidiaries and VIEs	(64,093)	(16,969)	8,839	1,244
Income tax expenses	—	—	(20,421)	(2,876)
Income from equity in affiliates	68,388	51,459	6,233	878
Income from equity in subsidiaries and VIEs	1,309,836	942,081	1,014,843	142,939
Net income	1,314,131	976,571	1,009,494	142,185

c) Condensed Statements of Comprehensive Income (Amount in Thousands)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income	1,314,131	976,571	1,009,494	142,185
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(60,900)	137,468	77,162	10,868
Comprehensive income	1,253,231	1,114,039	1,086,656	153,053

d) Condensed Statements of Cash Flows (Amount in Thousands)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,314,131	976,571	1,009,494	142,185
Adjustments to reconcile net income to net cash provided by operating activities:
Income from equity in subsidiaries and VIEs, net of dividends	(1,309,836)	(942,081)	(834,842)	(117,585)
(Income) loss from equity in affiliates, net of dividends	(28,606)	(41,385)	9,041	1,273
Share-based settlement expense	19,908	—	—	—
Changes in operating assets and liabilities:
Amounts due from related parties	18	(63)	(24)	(3)
Amounts due to subsidiaries and VIEs	28,584	52,262	5,895	830
Other current assets	40,772	—	(20,969)	(2,953)
Contingent liabilities	(11,398)	—	—	—
Other current liabilities	11,828	(31,336)	7,326	1,032
Other non-current liabilities	(2,276)	—	—	—
Net cash provided by operating activities	63,125	13,968	175,921	24,779
Cash flows from investing activities:
Increase in investments in subsidiaries and VIEs	(1,120,785)	(17,492)	(16,400)	(2,310)
Net cash used in investing activities	(1,120,785)	(17,492)	(16,400)	(2,310)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	11,114	1,493	3	—
Proceeds from advances from subsidiaries	537,604	287,876	1,074,953	151,404
Repayment of advances from subsidiaries	(82,481)	(448,387)	(613,847)	(86,459)
Payment for repurchase of ordinary shares	(372,376)	—	—	—
Proceeds from offering, net of issuance cost	—	247,015	—	—
Dividend distribution	—	—	(177,502)	(25,001)
Net cash provided by financing activities	93,861	87,997	283,607	39,944
Effect of exchange rate changes	(171,897)	41,227	33,107	4,663
Net (decrease) increase in cash and cash equivalents	(1,135,696)	125,700	476,235	67,076
Cash and cash equivalents - beginning of year	1,359,841	224,145	349,845	49,275
Cash and cash equivalents - end of year	224,145	349,845	826,080	116,351

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

2.

As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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