Form 20-F
period 2024-12-31
Noah Holdings Ltd
filed 2025-04-24
CIK 1499543

UNITED STATES

SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

No.1226, South Shenbin Road

Minhang District, Shanghai 201107

People’s Republic of China

(Address of principal executive offices)

Qing Pan, Chief Financial Officer

Noah Holdings Limited

No.1226, South Shenbin Road

Minhang District,Shanghai 201107

People’s Republic of China

Phone: (86) 21 8035 8292

Facsimile: (86) 21 8035 9641

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
American depositary shares, each representing five ordinary shares, par value US$0.00005 per share	NOAH	New York Stock Exchange
ordinary shares, par value US$0.00005 per share	6686	The Stock Exchange of Hong Kong Limited

(Title of Each Class and Name of Each Exchange on Which Registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 335,153,359 ordinary shares issued, par value US$0.00005 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes‐Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“active clients” for a given period refer to registered clients who purchase one or more investment products distributed or provided by us during a given period, excluding clients in our other business segment;
●	“ADSs” refer to our American depositary shares, five ordinary share represents one ADS;
●	“assets under advisory” or “AUA” refers to clients’ total outstanding assets managed by Gopher or third-party product providers;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China;
●	“Consolidated Affiliated Entities” refer to Noah Investment and its subsidiaries;
●	“Contractual Arrangements” refer to variable interest entity structure and, where the context requires, the agreements underlying the structure;
●	“CSRC” refer to the China Securities Regulatory Commission;
●	“FOF” refers to fund of funds;
●	“Gopher Asset Management” or “Gopher” refers to Gopher Asset Management Co., Ltd., a limited liability company established under the laws of mainland China on February 9, 2012, and one of the Consolidated Affiliated Entities, and its subsidiaries;
●	“Gopher GP” refers to Gopher Capital GP Limited, an exempted company with limited liability incorporated in the Cayman Islands on May 11, 2012, and one of the significant subsidiaries;
●	“HK$” or “Hong Kong dollars” or “HK dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“HNW” refers to high net worth;
●	“HNW clients” or “HNW investors” refer to clients/investors with investable financial assets of no less than RMB6 million;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“investment products” refer to products we distribute to clients, such as mutual fund products, private secondary products, private equity products and other products;

●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“MoM” refers to manager of managers;
●	“NAV” refers to net asset value;
●	“Noah Group” refers to Shanghai Noah Investment (Group) Co., Ltd., a limited liability company established under the laws of mainland China on August 24, 2007, and one of the significant subsidiaries;
●	“Noah HK” refers to Ark Group Holdings (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong on September 1, 2011, and one of the significant subsidiaries;
●	“Noah Investment” refers to Shanghai Noah Investment Management Co., Ltd., a limited liability company established under the laws of mainland China on August 26, 2005, and one of the Consolidated Affiliated Entities;
●	“Noah Upright” refers to Noah Upright Fund Distribution Co., Ltd., a limited liability company established under the laws of mainland China on November 18, 2003, and one of the significant subsidiaries;
●	“NYSE” refers to the New York Stock Exchange;
●	“Olive Asset Management” or “Olive” refers to Olive Asset Management (Hong Kong) Limited, a limited liability company established under the laws of Hong Kong on July 27, 2018, and one of the significant subsidiaries;
●	“ordinary shares” refer to our ordinary shares, par value US$0.00005 per share;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have completed a preliminary know-your-client and anti-money laundering review process, but may or may not have purchased any products from us;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“Shanghai Gopher” refers to Shanghai Gopher Asset Management Co., Ltd., a limited liability company established in mainland China on December 14, 2012, and one of the Consolidated Affiliated Entities;

●	“Shanghai Massa” refers to Shanghai Gopher Massa Asset Management Co., Ltd., a limited liability company established under the laws of mainland China on June 29, 2015, and one of the Consolidated Affiliated Entities;
●	“Shanghai Nuohong” refers to Shanghai Nuohong Real Estate Co., Ltd., a limited liability company established under the laws of mainland China on May 30, 2013, and one of the significant subsidiaries;
●	“transaction value” refers to the aggregate value of the investment products we distribute during a given period;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our group,” “our” and “Noah” refer to Noah Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the Consolidated Affiliated Entities.

Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB7.2993 to US$1.00, the effective noon buying rate for December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.   Key Information

Our Corporate Structure and Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Individual Shareholders

Noah Holdings Limited is a Cayman Islands holding company with no business operations. We conduct our operations through our subsidiaries and the Consolidated Affiliated Entities. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under laws and regulations of mainland China, and our wholly-owned mainland China subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. Laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of mainland China companies engaging in value-added telecommunications services.

To comply with laws and regulations of mainland China, we rely on the Contractual Arrangements with Noah Investment and its subsidiaries to operate a portion of our operations in mainland China, primarily the asset management business. A series of contractual agreements, including an exclusive option agreement, an exclusive support service agreement, a share pledge agreement and power of attorney, have been entered into by and among Noah Group, Noah Investment and its shareholders. These contractual arrangements enable us to (1) be considered as the primary beneficiary of Noah Investment and its subsidiaries for accounting purposes and consolidate the financial results of the Consolidated Affiliated Entities; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by the laws of mainland China, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as our consolidated entities and consolidate their results of operations into our consolidated financial statements in accordance with U.S. GAAP. The Consolidated Affiliated Entities, Noah Investment and its subsidiaries, generated RMB1,282.2 million, RMB992.7 million and RMB676.8 million (US$92.7 million) in net revenues in 2022, 2023 and 2024, respectively, which contributed 41.4%, 30.1% and 26.0% of our total net revenues in the respective years. In addition, we hold the required licenses and permits necessary to conduct our asset management business in mainland China through the Consolidated Affiliated Entities. Investors of our ordinary shares or ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the Consolidated Affiliated Entities.

Our corporate structure is subject to risks associated with the Contractual Arrangements with the Consolidated Affiliated Entities. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities and we may incur substantial costs to enforce the terms of the arrangements. Additionally, there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. It is uncertain whether any new laws or regulations of mainland China relating to the Contractual Arrangements will be adopted or if adopted, what they would provide. If the corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. Further, if the corporate structure and the Contractual Arrangements are found to be in violation of any existing or future laws or regulations of mainland China, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing its operations or unwinding the Contractual Arrangements. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our subsidiaries and Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure.”

We face various legal and operational risks and uncertainties associated with the countries or regions where we are based in and having our operations, as well as the laws and regulations involved, such as mainland China, Hong Kong, Cayman Islands, and the United States. There exist complex regulatory requirements on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on the exchanges of the United States or other foreign exchange outside of mainland China. For example, we need to be compliant with regulatory requirements in relation to regulatory approvals on offerings that are conducted overseas by and foreign investment in China-based issuers, the use of the Consolidated Affiliated Entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Operations may also be influenced as the government deems appropriate to advance regulatory and societal goals and policy positions. In recent years, the PRC government has promulgated certain regulations and rules to exert more oversight over offerings and listings that are conducted overseas and/or foreign investment in China-based issuers. Furthermore, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

Additionally, as the case in other civil law jurisdictions, risks and uncertainties regarding the enforcement of laws, and quickly evolving policies, laws and regulations in mainland China, could adversely affect us. The legal system of mainland China is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Because certain recently enacted laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of these decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. Furthermore, some of the government policies are not published or not on a timely basis and we may not be aware of our potential violation of these policies and rules as the result. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the previous fiscal year and do not expect to be so identified after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Substantially all of our operations are conducted in mainland China, and substantially all of our assets are located in mainland China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

PRC

We have been advised by Zhong Lun Law Firm, our mainland China legal counsel, that there is uncertainty as to whether the courts of mainland China would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within mainland China for a significant portion of the time and are PRC nationals. Furthermore, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of the laws of mainland China or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside mainland China, and it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and the PRC Law on Choice of Law for Foreign-related Civil Relationships, foreign shareholders may originate actions based on the laws of mainland China against us in mainland China, if they can establish sufficient nexus to mainland China for a mainland China court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to mainland China by virtue only of holding the ADSs or ordinary shares.

For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs and Ordinary Shares—Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in mainland China may also be limited.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. In particular, as we are a mainland China based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Corporate Structure

●	We are a Cayman Islands holding company primarily operating in mainland China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in mainland China. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to such agreements that establish the Contractual Arrangements for a portion of our mainland China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of us. If the PRC government finds that such agreements do not comply with laws, regulations, and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.
●	We rely on the Consolidated Affiliated Entities to operate a portion of our mainland China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual Arrangements among our mainland China subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.
●	Because certain shareholders of the Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of the Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We may rely to a large extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
●	Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.
●	Mainland China’s regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our mainland China subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	PRC governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our business is subject to various evolving laws and regulations of mainland China regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our Business

●	The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	Our businesses may be adversely impacted by general economic and market conditions.
●	The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.
●	We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.
●	Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.
●	The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.
●	Because the laws and regulations governing the industries of wealth management, asset management and other businesses in mainland China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.
●	Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.
●	Our lending business is subject to credit risks, which could adversely affect our results of operations.
●	Our business involves relatively new business models which may not be successful.

Risks Related to Our ADSs and Ordinary Shares

●	The market price for our ADSs and/or ordinary shares have been and may continue to be volatile.

●	There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.
●	Substantial future sales or perceived potential sales of our ADSs and/or ordinary shares in the public market could cause the price of our ADSs and/or ordinary shares to decline.
●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	Techniques employed by short sellers may drive down the trading price of our ADSs and/or ordinary shares.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and /or ordinary shares and trading volume could decline.
●	Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in mainland China may also be limited.
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

Permits and Permission Required from the PRC Authorities for Our Operations

Our mainland China subsidiaries and the Consolidated Affiliated Entities have obtained all material licenses and approvals required for our operations in mainland China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we fail to obtain or maintain the required licenses, permits and approvals, we may be subject to fines, confiscation of the income derived from the related business, the suspension of operations and adverse publicity arising from such non-compliance with government regulations. In addition, there can be no assurance that we will be able to obtain, maintain and renew all of the approvals, licenses and permits required for our business operations upon their expiration in a timely manner or at all, which may materially impact our business operations.

In addition, the PRC government has promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, as well as five supporting guidelines, or, together with Trial Measures, the Filing Measures, which took effect on March 31, 2023 and implemented a filing-based regulatory system over mainland China domestic companies seeking to offer or list equity securities in an overseas market, whether through direct or indirect form. The Filing Measures stipulate certain circumstances under which the overseas offering or listing would be prohibited, as well as the measures taken by a mainland China domestic company required by the CSRC if it falls into any of such circumstances prior to the overseas offering or listing, such as postponement or termination of the proposed overseas offering or listing, and reporting to the CSRC and competent authorities under the State Council in a timely manner. According to the Filing Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, our future issuances of equity securities, such as shares, convertible bonds and exchangeable bonds, etc., to foreign investors and listings are subject to the filing requirement. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under the laws mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Transfer of Funds and Other Assets between Our Company, Its Subsidiaries and the Consolidated Affiliated Entities

Noah Holdings Limited is a holding company incorporated in the Cayman Islands. We conduct business in mainland China through our mainland China subsidiaries and Consolidated Affiliated Entities. Under the laws of mainland China, we may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the Consolidated Affiliated Entities only through loans, subject to the satisfaction of applicable government registration and approval requirements.

We may also rely significantly on dividends and other distributions by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under the Contractual Arrangements, we, through our mainland China subsidiary, Noah Group, are also entitled to substantially all of the economic benefits of the Consolidated Affiliated Entities in the form of service fees and license fees. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Regulations of mainland China relating to offshore investment activities by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liabilities or penalties, limit our ability to inject capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our mainland China subsidiaries may be subject to mainland China tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.” In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements, which would materially and adversely affect its ability to pay dividends and other distributions to us.

Our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under the laws of mainland China, each of our mainland China subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these laws and regulations of mainland China, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,826.6 million, RMB2,872.8 million and RMB2,827.3 million (US$387.3 million) as of December 31, 2022, 2023 and 2024, respectively.

Under the Contractual Arrangements, Noah Group provides certain support services to the Consolidated Affiliated Entities and is entitled to receive service fees from the Consolidated Affiliated Entities in exchange. The Contractual Arrangements provide that the Consolidated Affiliated Entities shall pay Noah Group a service fee on a quarterly basis. The amount of the service fees shall be verified and determined according to actual services provided by Noah Group, provided that the total service fees shall be equal to the revenue less expenses and the license fees. The license fees are paid by the Consolidated Affiliated Entities to Noah Group on a yearly basis, in consideration of the intellectual property rights licenses granted by Noah Group. The amount of the license fees shall be determined by the board of Noah Group. Pursuant to the Contractual Arrangements, Noah Group is entitled to collect all or part of the revenue as the agent of the Consolidated Affiliated Entities, subject to a joint decision by the parties. Under that circumstance, Noah Group shall deduct the service fees from the revenue it collects on behalf of the Consolidated Affiliated Entities. During the three years ended December 31, 2022, 2023 and 2024, Noah Group did not charge any service fees or licenses fees from the Consolidated Affiliated Entities under the Contractual Arrangements, and there were no cash flows or transfers of other assets between Noah Group and the Consolidated Affiliated Entities under the Contractual Arrangements. See “—Financial Information Related to the Consolidated Affiliated Entities” and “—Intercompany Revenues between the Consolidated Affiliated Entities and Our Subsidiaries” for other services provided, cash flows or transfer of other assets between our company, our subsidiaries and the Consolidated Affiliated Entities during the three years ended December 31, 2022, 2023 and 2024.

From 2022 to 2024, we have declared and distributed dividends for an aggregate amount of RMB1,185.4 million (US$162.4 million); the dividend payments are subject to applicable tax and fees. In March 2025, our board of directors approved an annual dividend of approximately RMB275.0 million (US$37.7 million) and a non-recurring special dividend of approximately RMB275.0 million (US$37.7 million). The annual and special dividend payment plan will be reviewed during and announced after the annual general meeting of our shareholders, which is expected to be held in June 2025. The determination to make dividends or distributions in any particular year is made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, business strategies and prospects, capital requirements, regulatory constraints to the extent relevant, availability of foreign currency and other considerations that the board deems relevant. Neither the mainland China subsidiaries of our company nor the Consolidated Affiliated Entities are obligated to make dividends or distributions to our company under the Contractual Arrangements. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Furthermore, cash transfers from our mainland China subsidiaries to our subsidiaries outside of mainland China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our mainland China subsidiaries and Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s foreign exchange regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the Consolidated Affiliated Entities

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2023 and 2024 and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2022, 2023 and 2024 of (i) our company, (ii) our subsidiaries other than Noah Group, (iii) Noah Group, which is the primary beneficiary of the Consolidated Affiliated Entities, (iv) the Consolidated Affiliated Entities, and (v) eliminating adjustments. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our subsidiaries’ and Consolidated Affiliated Entities’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Assets
Cash and cash equivalents	531,260	2,555,219	30,850	705,010	—	3,822,339
Restricted cash	—	2,819	—	5,877	—	8,696
Short-term investments	284,673	614,710	—	375,226	—	1,274,609
Accounts receivable, net	—	436,679	8,269	28,542	—	473,490
Amounts due from related parties, net	871	261,046	12,873	224,734	—	499,524
Loans receivables, net	—	112,434	—	56,674	—	169,108
Investments in subsidiaries and the Consolidated Affiliated Entities	10,370,171	—	5,508,403	—	(15,878,574)	—
Amounts due from internal companies	—	1,291,082	2,100,000	621,944	(4,013,026)	—
Long-term investments	—	365,259	—	605,840	—	971,099
Investment in affiliates	330,324	311,576	1,314	729,942	—	1,373,156
Property and equipment, net	—	2,290,604	4,690	86,953	—	2,382,247
Operating lease right-of-use assets, net	—	117,622	—	3,493	—	121,115
Deferred tax assets	—	146,515	64,127	108,564	—	319,206
Other assets	11,541	148,943	34,219	169,553	—	364,256
Total assets	11,528,840	8,654,508	7,764,745	3,722,352	(19,891,600)	11,778,845
Liabilities
Accrued payroll and welfare expenses	—	296,327	18,944	97,459	—	412,730
Income tax payable	—	(36,956)	10,183	90,665	—	63,892
Amounts due to internal companies	1,089,386	2,100,000	823,640	—	(4,013,026)	—
Deferred revenue	—	70,093	—	2,166	—	72,259
Contingent liabilities	476,107	—	—	—	—	476,107
Deferred tax liabilities	—	186,289	—	59,804	—	246,093
Operating lease liabilities, non-current	—	74,143	—	1,582	—	75,725
Other liabilities	17,499	210,404	39,252	152,144	—	419,299
Total liabilities	1,582,992	2,900,300	892,019	403,820	(4,013,026)	1,766,105
Total net assets	9,945,848	5,754,208	6,872,726	3,318,532	(15,878,574)	10,012,740

	As of December 31, 2023
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Assets
Cash and cash equivalents	826,080	2,894,839	51,119	1,420,089	—	5,192,127
Restricted cash	—	144,658	—	9,775	—	154,433
Short-term investments	—	260,057	—	119,399	—	379,456
Accounts receivable, net	—	446,124	172	57,682	—	503,978
Amounts due from related parties, net	847	87,216	54,593	251,235	—	393,891
Loans receivables, net	—	251,934	—	34,987	—	286,921
Investments in subsidiaries and the Consolidated Affiliated Entities	10,530,683	—	5,250,166	—	(15,780,849)	—
Amounts due from internal companies	—	69,329	2,815,600	149,250	(3,034,179)	—
Long-term investments	—	377,283	—	433,201	—	810,484
Investment in affiliates	363,423	309,644	1,314	852,163	—	1,526,544
Property and equipment, net	—	2,403,227	4,372	74,600	—	2,482,199
Operating lease right-of-use assets, net	—	128,824	—	10,195	—	139,019
Deferred tax assets	—	283,584	73,492	74,418	—	431,494
Other assets	21,714	238,712	33,857	90,549	—	384,832
Total assets	11,742,747	7,895,431	8,284,685	3,577,543	(18,815,028)	12,685,378
Liabilities
Accrued payroll and welfare expenses	—	389,378	30,030	144,688	—	564,096
Income tax payable	—	62,504	10,183	17,007	—	89,694
Amounts due to internal companies	934,179	2,100,000	—	—	(3,034,179)	—
Deferred revenue	—	69,152	—	3,672	—	72,824
Contingent liabilities	482,802	—	—	—	—	482,802
Deferred tax liabilities	—	229,748	—	32,656	—	262,404
Operating lease liabilities, non-current	—	70,489	—	6,044	—	76,533
Other liabilities	15,432	476,719	38,162	179,149	—	709,462
Total liabilities	1,432,413	3,397,990	78,375	383,216	(3,034,179)	2,257,815
Total net assets	10,310,334	4,497,441	8,206,310	3,194,327	(15,780,849)	10,427,563

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2024
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,283,039	105,119	676,796	(463,972)	2,600,982
Total operating cost and expenses	(32,687)	(1,601,488)	(92,789)	(704,101)	463,972	(1,967,093)
(Loss) income from operations	(32,687)	681,551	12,330	(27,305)	—	633,889
Total other income (expenses)	37,157	179,492	5,298	11,769	—	233,716
Income tax expenses	(21,841)	(232,450)	(9,366)	(4,934)	—	(268,591)
Income (loss) from equity in affiliates	(22,731)	2,262	—	(91,541)	—	(112,010)
Income from equity in subsidiaries and the Consolidated Affiliated Entities	515,547	—	238,411	—	(753,958)	—
Net income	475,445	630,855	246,673	(112,011)	(753,958)	487,004

	For the year ended December 31, 2023
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,767,075	122,737	992,666	(587,782)	3,294,696
Total operating cost and expenses	(29,430)	(1,895,713)	(119,282)	(740,138)	587,782	(2,196,781)
(Loss) income from operations	(29,430)	871,362	3,455	252,528	—	1,097,915
Total other income (expenses)	38,269	99,873	(15,613)	(11,197)	—	111,332
Income tax expenses	(20,421)	(155,953)	(5,207)	(80,779)	—	(262,360)
Income (loss) from equity in affiliates	6,233	(3,887)	—	51,782	—	54,128
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,014,843	—	321,785	—	(1,336,628)	—
Net income	1,009,494	811,395	304,420	212,334	(1,336,628)	1,001,015

	For the year ended December 31, 2022
		Our
		Subsidiaries
		other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	1,960,197	95,892	1,282,220	(237,937)	3,100,372
Total operating cost and expenses	(32,302)	(1,454,846)	(175,719)	(586,993)	237,937	(2,011,923)
(Loss) income from operations	(32,302)	505,351	(79,827)	695,227	—	1,088,449
Total other income (expenses)	15,333	(69,688)	10,029	105,426	—	61,100
Income tax expenses	—	(68,632)	(2,681)	(195,795)	—	(267,108)
Income from equity in affiliates	51,459	(15,476)	—	53,165	—	89,148
Income from equity in subsidiaries and the Consolidated Affiliated Entities	942,081	—	277,970	—	(1,220,051)	—
Net income	976,571	351,555	205,491	658,023	(1,220,051)	971,589

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2024
		Our
		Subsidiaries		Consolidated
		other than		Affiliated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	829,688	872,954	454,634	(394,848)	(1,375,092)	387,336
Net cash used in investing activities	(284,679)	(205,378)	(1,074)	(284,130)	(65,558)	(840,819)
Net cash provided by (used in) financing activities	(878,763)	(1,222,262)	(473,829)	—	1,440,650	(1,134,204)

	For the year ended December 31, 2023
		Our
		Subsidiaries		Consolidated
		other than		Affiliated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	175,921	1,277,300	(127,241)	(7,660)	—	1,318,320
Net cash (used in) provided by investing activities	(16,400)	(283,158)	8,857	(131,120)	174,680	(247,141)
Net cash provided by (used in) financing activities	283,607	(472,942)	164,180	—	(174,680)	(199,835)

	For the year ended December 31, 2022
		Our
		Subsidiaries		Consolidated
		other than		Affiliated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	55,195	(39,428)	(44,810)	661,944	—	632,901
Net cash (used in) provided by investing activities	(17,492)	321,986	(614)	(275,289)	45,698	74,289
Net cash provided by financing activities	87,997	145,764	45,698	—	(45,698)	233,761

Intercompany Revenues between the Consolidated Affiliated Entities and Our Subsidiaries

The intercompany services between the Consolidated Affiliated Entities and our subsidiaries principally consist of shared services within our group, including the support of information technology, marketing activities, strategic development, human resources and legal consulting.

The Consolidated Affiliated Entities provide shared services to our subsidiaries, the amounts of which were RMB64.4 million, RMB19.6 million and RMB99.1 million (US$13.6 million), for the years ended December 31, 2022, 2023 and 2024, respectively. The intercompany service charge is eliminated at the consolidation level.

Our subsidiaries provide investment consulting services and shared services to the Consolidated Affiliated Entities, the amounts of which were RMB264.4 million, RMB359.1 million and RMB274.0 million (US$37.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2022, 2023 and 2024, cash paid by the Consolidated Affiliated Entities to our subsidiaries for the services rendered were RMB323.5 million, RMB395.2 million and RMB647.4 million (US$88.7 million), respectively.

Dividends or Distributions Made to the Holding Company

The income of our holding company attributable to our non-mainland China subsidiaries was RMB551.2 million, RMB748.0 million and RMB245.5 million (US$33.6 million) for the years ended December 31, 2022, 2023 and 2024, respectively. No dividend or distribution was made to our holding company by our non-mainland China subsidiaries for the years ended December 31, 2022 and 2023. Our non-mainland China subsidiaries made cash distributions of RMB608.3 million (US$83.3 million) to our holding company for the year ended December 31, 2024.

The income (loss) of our holding company attributable to our PRC-based subsidiaries was RMB (267.2) million, RMB54.5 million and RMB382.0 million (US$52.3 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Among which, Noah Group made distributions of RMB5.0 million, RMB200.0 million and RMB225.8 million (US$30.9 million) to our holding company for the years ended December 31, 2022, 2023 and 2024, respectively, and paid RMB0.5 million, RMB20.0 million and RMB22.1 million (US$3.0 million) dividend tax to PRC tax authorities, respectively.

The income (loss) of our holding company attributable to the Consolidated Affiliated Entities was RMB658.0 million, RMB212.3 million and RMB(112.0) million (US$(15.3) million) for the years ended December 31, 2022, 2023 and 2024, respectively. No dividends or distributions have been made to our holding company by the Consolidated Affiliated Entities.

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Corporate Structure

We are a Cayman Islands holding company primarily operating in mainland China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in mainland China. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to such agreements that establish the Contractual Arrangements for a portion of our mainland China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that such agreements do not comply with laws, regulations, and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.

We operate our domestic asset management business under the Contractual Arrangements. In our domestic asset management business, we act as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign investment restrictions, which may require that investors shall not be foreign-invested enterprises, or FIEs, or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations. We adopted the Contractual Arrangements because if we were to conduct our domestic asset management business through our mainland China subsidiaries which are FIEs, we may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, we rely on the Contractual Arrangements that we entered into with Noah Investment and its shareholders to carry out our domestic asset management business.

The Contractual Arrangements with Noah Investment and its shareholders enable us to (1) be considered as the primary beneficiary of Noah Investment and its subsidiaries for accounting purposes and consolidate the financial results of the Consolidated Affiliated Entities; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by the laws of mainland China, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another mainland China person or entity designated by us at any time at our discretion. Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as the Consolidated Affiliated Entities and consolidate their results of operations into ours. In addition, we hold the required licenses and permits necessary to conduct our asset management business in mainland China through the Consolidated Affiliated Entities. Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the Consolidated Affiliated Entities. For further details on the Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Certain shareholders of Noah Investment have ceased to be PRC citizens. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009) issued by the Ministry of Commerce on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause our company to cease to be deemed a domestic company. However, if the funds for which we have been acting, or will act as the general partner or fund manager invest into other equity investment funds or investee companies in mainland China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries. This may result in violation of foreign investment restrictions by these funds or investee companies or limit our potential investment opportunities due to restrictions on foreign investments in certain industries in mainland China, thus adversely affect our domestic asset management business.

We believe that our corporate structure and the Contractual Arrangements do not result in a violation of the current applicable laws and regulations of mainland China. Our mainland China legal counsel, Zhong Lun Law Firm, based on its understanding of laws and regulations of mainland China currently in effect, is of the opinion that each of the contracts under the Contractual Arrangements among our wholly-owned mainland China subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, we have been further advised by our mainland China legal counsel that as there are substantial uncertainties regarding the interpretation and application of the laws and regulations of mainland China and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Laws and regulations of mainland China governing the legality, validity and enforceability of the Contractual Arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future laws or regulations of mainland China, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in mainland China;
●	imposing conditions or requirements with which we may not be able to comply;

●	requiring us to change our corporate structure and the Contractual Arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance the Consolidated Affiliated Entities’ business and operations; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

As of the date of this annual report, we had not encountered any interference or encumbrance from any PRC regulators in operating our business through the Consolidated Affiliated Entities under the Contractual Arrangements. However, new laws, rules and regulations of mainland China may be introduced to impose additional requirements that may be applicable to our corporate structure and the Contractual Arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Consolidated Affiliated Entities or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of the Consolidated Affiliated Entities in our consolidated financial statements.

We rely on the Consolidated Affiliated Entities to operate a portion of our mainland China operations, which may not be as effective as direct ownership in providing operational control.

As noted above, we rely on the Consolidated Affiliated Entities to operate a portion of our operations in mainland China. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. If Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under the laws of mainland China. These remedies may not always be effective, particularly in light of uncertainties in the mainland China legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interests in the Consolidated Affiliated Entities, including such equity interests, may be put under court custody. As a consequence, we cannot be certain that the equity interests will be disposed pursuant to the Contractual Arrangement or ownership by the record holder of the equity interests. In addition, we may lose the ability to use and enjoy assets held by any of the Consolidated Affiliated Entities that are important to the operation of our business if those Consolidated Affiliated Entities declare bankruptcy or become subject to dissolution or liquidation proceedings. The Contractual Arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with mainland China legal procedures. Under the Contractual Arrangements, as a legal matter, if our Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. In addition, future development in the legal system of mainland China may affect our ability to exert effective control over the Consolidated Affiliated Entities.

Contractual Arrangements among our mainland China subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We are not able to determine whether the Contractual Arrangements that we have entered into among our mainland China subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders will be regarded by the PRC tax authorities as arm’s length transactions. We could face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements among Noah Group, Noah Investment, and Noah Investment’s shareholders were not entered into on an arm’s length basis or resulted in an impermissible reduction in taxes under the applicable laws, rules and regulations of mainland China, and adjust Noah Investment’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for mainland China tax purposes, of expense deductions recorded by Noah Investment, which could in turn increase its respective tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Noah Investment for the adjusted but unpaid taxes at the rate of 5% over the basic Renminbi lending rate published by the People’s Bank of China according to applicable regulations. Although Noah Group did not generate any revenues from providing services to Noah Investment under the Contractual Arrangements in the past, if there are such revenues in the future and the PRC tax authorities decide to make transfer pricing adjustments on Noah Investment’s net income, our consolidated net income may be adversely affected.

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

Certain shareholders of Noah Investment, one of the Consolidated Affiliated Entities, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman, Mr. Zhe Yin, our director, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are either our directors or executive officers and shareholders of the Consolidated Affiliated Entities. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of the Consolidated Affiliated Entities, as what is in the best interest of the Consolidated Affiliated Entities may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing Contractual Arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of Noah Investment, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a mainland China entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our mainland China subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

We rely on Noah Investment’s shareholders to comply with the laws of mainland China, which protects contracts and provides that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the Consolidated Affiliated Entities, we cannot assure you that these measures would be effective in all instances and that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Contractual Arrangements, Noah Group or its designated person(s) has the exclusive option to elect to purchase at any time, when permitted by the then applicable laws of mainland China, all or any part of the equity interests in Noah Investment from its shareholder. The transfer price of the relevant equity interest shall be the minimum purchase price permitted under the laws of mainland China or a higher price as otherwise agreed by Noah Group. In the event that Noah Group exercises the options under the exclusive option agreement to acquire the equity interests in Noah Investment, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. Such tax amounts could be substantial and our financial condition may be adversely affected as a result.

We may rely to a large extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely to a large extent on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements that Noah Group currently has in place with the Consolidated Affiliated Entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

In addition, our mainland China subsidiaries and Consolidated Affiliated Entities are required to maintain certain statutory reserves and may also allocate a portion of their after-tax profits to staff welfare and bonus funds, which in each case are not distributable as cash dividends except in the event of liquidation. Any limitation on the ability of our mainland China subsidiaries and affiliated entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the previous laws regulating foreign investment in mainland China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprises Law together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulation on Foreign Investment.”

The corporate structure implemented through the Contractual Arrangements structure has been adopted by many China-based companies, including us, to comply with laws and regulations in mainland China. However, uncertainties still exist in relation to the interpretation and implementation of current and future laws and regulations of mainland China, including the Foreign Investment Law, especially in regard to the permissibility of the Contractual Arrangements. While the Foreign Investment Law does not comment on the concept of “de facto control” and does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under the definition of “foreign investment” to include investments made by foreign investors in mainland China through means stipulated by laws, administrative regulations, or provisions of the State Council. We cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the Consolidated Affiliated Entities under the Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the Foreign Investment Law or any other future laws, administrative regulations, or provisions of the State Council deem contractual arrangements as a type of foreign investment, when the funds that we act as the general partner invest into other equity investment funds or companies in mainland China (either directly or through the investments in other equity investment funds), there could be a risk that such funds or companies may be deemed as having foreign investment in their shareholding structure when governmental authorities review such funds or investee companies’ applications for certain approvals or licenses in industries that are subject to foreign investment restrictions. Any such future changes in applicable laws or regulations could reduce the investment opportunities available to us.

Mainland China’s regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our mainland China subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries and Consolidated Affiliated Entities. We may make loans to our mainland China subsidiaries and Consolidated Affiliated Entities, or we may make additional capital contributions to our mainland China subsidiaries.

Any loans made by us to our mainland China subsidiaries are subject to mainland China’s regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits, i.e., the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets, and the cross-border financing leverage ratio under the laws of mainland China, such statutory limits generally known as the macro-prudential management mode, and the loans must be registered with the local counterpart of the SAFE or filed with SAFE in its information system. We may also provide loans to the Consolidated Affiliated Entities or its subsidiaries or other domestic mainland China entities under the macro-prudential management mode. According to the Notice issued by the People’s Bank of China and the State Administration of Foreign Exchange on January 13, 2025, the macro-prudent adjustment parameter for cross-border financing has been increased to 1.75 from 1.5. Moreover, any medium or long-term loan to be provided by us to the Consolidated Affiliated Entities or its subsidiaries or other domestic mainland China entities must also be registered with the National Development and Reform Commission. We may also decide to finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be recorded with the competent administration for market regulation.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, which took effect and replaced previous regulations from June 1, 2015, which has been amended by the Notice on Reforming and Regulating the Management Policies for Foreign Exchange Settlement under the Capital Account issued on June 9, 2016 and the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment issued on December 4, 2023. Pursuant to these regulations, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although this circular allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in mainland China, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for securities investments or other wealth management investments (unless specified otherwise), for loans to non-affiliated entities or for purchasing non-self-use residential real estates SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, pursuant to which all foreign-invested enterprises can make equity investments in mainland China with their capital funds in accordance with relevant laws and regulations.

In light of the various requirements imposed by mainland China’s regulations on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or the record-filings on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiaries or the Consolidated Affiliated Entities or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or record-filings, our ability to use any offshore cash we may have, including the proceeds we receive from any future offshore offering of equity or debt securities, and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and ordinary shares are fully fungible, we cannot assure you that an active trading market for our ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of or filing with the CSRC or other mainland China government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, as well as five supporting guidelines, or, together with Trial Measures, the Filing Measures, which took effect on March 31, 2023 and implemented a filing-based regulatory system over PRC domestic companies seeking to offer or list equity securities in an overseas market, whether through direct or indirect form. The Filing Measures stipulate certain circumstances under which the overseas offering or listing would be prohibited, as well as the measures taken by a PRC domestic company required by the CSRC if it falls into any of such circumstances prior to the overseas offering or listing, such as postponement or termination of the proposed overseas offering or listing, and reporting to the CSRC and competent authorities under the State Council in a timely manner. According to the Filing Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, our future issuances of equity securities, such as shares, convertible bonds and exchangeable bonds, etc., to foreign investors and listings are subject to the filing requirement. For details, please see “Item 4. Information on the Company — B. Business Overview — Regulations in China — Regulations on Securities Offering and Listing Outside of the PRC.”

The foregoing regulations remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure you that we will be able to strictly comply with the relevant regulatory requirements, including but not limited to completing the filing procedures with the CSRC for our future issuance or offering of securities, on a timely manner, or at all. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on any of our future proposed offering of securities overseas or the listing of our ADSs, and to what extent the filing documents may satisfy the requirements of the CSRC. If it is determined in the future that any additional approvals, filings, registrations or other kind of governmental authorization from the CSRC or other PRC governmental authorities are required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, it is uncertain whether we can or how long it will take us to obtain such authorization, and whether any such authorization could be rescinded. Any failure to obtain or delay in obtaining such authorization, or a rescission of any such authorization if obtained by us, may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial condition or results of operations.

Mainland China governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our subsidiaries in which we hold equity ownership interests, and the Consolidated Affiliated Entities controlled under the Contractual Arrangements. Our operations in mainland China are governed by laws and regulations of mainland China. The PRC governmental authorities have complex regulatory requirements on the conduct of our business, and they may implement stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could limit or hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business may face potential uncertainty from actions taken by the PRC governmental authorities affecting our business.

In particular, as the case in many other civil law jurisdictions, the legal system of mainland China is evolving rapidly, certain recently enacted laws, rules and regulations are relatively new, and unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future.

In addition, the PRC government has promulgated relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas-listed mainland Chinese companies regarding its overseas offering and listing, data security, cross-border data flow, and compliance with mainland China’s securities laws. See also “—Risks Related to Our Business—The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”, “—Any failure to ensure cybersecurity or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations” and “—Our business is subject to various evolving laws and regulations of mainland China regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Our business is subject to various evolving laws and regulations of mainland China regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the receipt, processing, storage, and transmission of the data of our clients and others, much of which is confidential. We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation the PRC Cybersecurity Law. The Cybersecurity Law requires, among others, a network operator to adopt technical measures and other necessary measures to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law also reaffirms certain basic principles and requirements on personal information protection.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of mainland China. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in mainland China from providing data stored in mainland China to foreign judicial or law enforcement departments without the approval of competent PRC authorities. In Addition, the Personal Information Protection Law of the PRC, issued on August 20, 2021 by the Standing Committee of the National People’s Congress, further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Even though we have already taken necessary organizational and technical measures in accordance with applicable legal requirements to protect the safety of our network facilities and the data processed by us, we may still face risks inherent in handling and protecting large volumes of data, including protecting the data temporarily hosted in our system, detecting and prohibiting unauthorized data sharing and transfers, preventing attacks on our system by outside parties, foiling any fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or attempts by third parties to illegally obtain the data that results in any actual or perceived release of client data could damage our reputation and brand, deter current and potential clients from using our services, affect our business and results of operations, and expose us to potential legal liability.

On December 28, 2021, Measures for Cybersecurity Review was issued by the CAC jointly with other governmental authorities, which took effect on February 15, 2022. Under the Measures for Cybersecurity Review, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. Besides, according to the Article 7 of the Measures for Cybersecurity Review, a network platform operator who processes the personal information of more than one million users and is seeking for listing in a foreign country must apply for a cybersecurity review. In addition, according to Article 16 of the Measures for Cybersecurity Review, member organizations of the cybersecurity review working mechanism may initiate cybersecurity review towards network products, network services, and data processing activities ex officio, which means we may be also subject to cybersecurity review when such member organizations initiate such cybersecurity review ex officio.

Based on Measures for Cybersecurity Review, cybersecurity review shall focus on the assessment of a number of national security risk factors of the relevant object or situation, including but not limited to, risks of any illegal control or supply chain interruption of critical information infrastructure, and risks of illegal use or cross-border transmission of data. As advised by our mainland China legal counsel, Zhong Lun Law Firm, we should not be deemed as an operator of critical information infrastructure and the network products and services purchased and used by us are general network products and services in the market, and there is no obvious risk of supply chain interruption. We have not received any material queries or notifications from the CAC or other PRC governmental authorities and have not been subject to any material administrative penalties or other sanctions by any competent regulatory authorities in relation to cybersecurity, data and personal information protection. There has been no material cybersecurity or data protection incidents with respect to data or personal information theft, leakage, damage or loss. Our data will be transferred to recipients located in regions and countries outside the territory of mainland China, such as Hong Kong and the United States. However, since we process less than one million users’ personal information and transmit an insignificant number of users’ personal information to overseas recipients, the possibility for us to apply to the CAC for cybersecurity review is relatively low. Besides, we have taken necessary technical and organizational measures to protect the security of the data being transferred abroad, including using data encryption to secure personal information when it is in transit. We have also established a basic cybersecurity and data protection system pursuant to the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations.

On September 24, 2024, the PRC State Council promulgated the Regulations on the Administration of Cyber Data Security, or the Cyber Data Security Regulations, which took effect on January 1, 2025. According to the Cyber Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for national security review when carrying out data processing activities that affect or may affect national security. Substantial uncertainties exist with respect to the interpretation and implementation, and we cannot assure that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us.

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

The majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China’s exchange regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Mainland China’s foreign exchange regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive the majority of our revenues in Renminbi. Under our current corporate structure, we may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our mainland China subsidiaries are currently able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities or designated banks is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange regulation system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Regulations of mainland China relating to offshore investment activities by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liabilities or penalties, limit our ability to inject capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several rules and regulations that require mainland China individuals and mainland China corporate entities to register with and obtain approval from SAFE or its local branches in connection with their direct or indirect offshore investment activities. In July 2014, SAFE promulgated the SAFE Circular 37, which replaces the Circular on Relevant Issues Concerning Foreign Exchange Administration on PRC Residents’ Financing and Round-Trip Investment via Offshore Special Purpose Vehicles. These rules and regulations by SAFE are applicable to our shareholders who are mainland China individuals or mainland China corporate entities and may be applicable to any offshore acquisitions that we make in the future.

Pursuant to SAFE Circular 37, mainland China residents (including mainland China individuals and mainland China corporate entities) who make direct or indirect investments in offshore special purpose vehicles are required to register such investments with SAFE or its local branches. In addition, any mainland China resident who is a direct or indirect shareholder of a special purpose vehicles is required to update its registration with the local branch of SAFE with respect to that special purpose vehicles, to reflect any change of the basic information, such as any change relating to the mainland China individual shareholder, name or operation period, or any material events, such as increase or decrease of capital contribution, share transfer or exchange, or merger or division. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment. Pursuant to this notice, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. However, due to the uncertainty in the implementation of regulations by the PRC government authorities, as the case in many other civil law jurisdictions, these SAFE registrations may not always be practically available under all circumstances prescribed in these regulations.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are mainland China residents, and we do not have control over them and cannot compel them to comply with these rules and regulations of SAFE. Therefore, we cannot provide assurance that any applicable registration or any amendment under these rule and regulations of SAFE has been or will be completed in a timely manner, or at all. The failure or inability of our existing or future shareholders or beneficial owners who are mainland China residents to register or amend their foreign exchange registrations under these rules and regulations of SAFE may subject such shareholders, beneficial owners or our mainland China subsidiaries to fines and legal sanctions, or could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into mainland China within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into mainland China and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal. Failure to register or comply with relevant requirements may also restrict our cross-border investment activities or limit our ability to contribute additional capital to our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to laws and regulations of mainland China. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission prior to such activities. Failure to comply with the requirements may result in administrative hearing, warning, notification and other regulatory penalties and sanctions.

Failure to comply with mainland China’s regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.

In January 2007, SAFE issued the Implementing Rules for the Administrative Measures of Foreign Exchange Matters for Individuals, or the Individual Foreign Exchange Rule, which, among other things, specified approval requirements for certain capital account transactions such as a mainland China citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, pursuant to which “domestic individuals” (both mainland China residents and non-mainland China residents who reside in mainland China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas-listed company are required, through qualified mainland China agents (which could be the mainland China subsidiary of such overseas-listed company), to register with SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees who are “domestic individuals” and have been granted share options, who we refer to as our mainland China optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas-listed company upon the completion of our initial public offering. We and our mainland China optionees have completed the registration requirement under the Stock Incentive Plan Rules and intend to continue making such registration on an on-going basis as new awards are granted. If we or our mainland China optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our mainland China optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under the law of mainland China. In addition, the SAT has issued a few circulars concerning employee stock options. Under these circulars, our employees working in mainland China who exercise stock options will be subject to mainland China individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. However, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. We cannot guarantee that our current practices will comply with future interpretations of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rule, and any failure to comply could subject us to fines and other legal sanctions.

The dividends we receive from our mainland China subsidiaries may be subject to mainland China tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, dividends generated and payable by a foreign-invested enterprise in mainland China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned mainland China subsidiaries. Since there is currently no such tax treaty between mainland China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned mainland China subsidiaries will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-mainland China tax resident enterprise, directly holds at least 25% of the equity interests in a mainland China enterprise, the withholding tax rate in respect to the payment of dividends by such mainland China enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, our Hong Kong subsidiaries, such as Noah Insurance (Hong Kong) Limited, which we refer to as Noah Insurance, are able to enjoy the 5% withholding tax rate for the dividends they receive from their mainland China subsidiaries in which they hold a more than 25% of the equity interests if they satisfy the conditions prescribed in relevant tax rules and regulations and obtain the approvals as required. However, if Noah Insurance is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned mainland China subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a mainland China resident enterprise and will be subject to mainland China enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax—Mainland China Enterprise Income Tax.” We do not believe that our company or any of its subsidiaries outside of mainland China is a mainland China resident enterprise for the year ended December 31, 2024, because neither we nor these subsidiaries are controlled by a mainland China enterprise or mainland China enterprise group, and because our records and these subsidiaries’ records (including the resolutions of the respective boards of directors and the resolutions of the respective shareholders) are maintained outside mainland China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of mainland China is a mainland China resident enterprise for mainland China tax purposes, they would be subject to a 25% mainland China enterprise income tax on their global income. In addition, if our company is considered a mainland China resident enterprise for mainland China tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-mainland China resident enterprises, including the holders of our ADSs. Furthermore, non-mainland China resident enterprise shareholders (including our ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including our ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and mainland China in the event that we are considered as a mainland China resident enterprise. If we are required to withhold such mainland China income tax under the EIT Law, your investment in our ADSs may be materially and adversely affected.

We face uncertainties with respect to the application of the regulations on the administration of enterprise income tax for share transfers by non-PRC resident enterprises.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-mainland China resident enterprise indirectly transfers taxable properties in mainland China, referring to properties of an establishment or a place in mainland China, real estate properties in mainland China or equity investments in a mainland China tax resident enterprise, by disposition of equity interests in an overseas non-public holding company, without a reasonable commercial purpose and resulting in the avoidance of mainland China enterprise income tax, such indirect transfer should be deemed as a direct transfer of taxable properties in mainland China and gains derived from such indirect transfer may be subject to the mainland China withholding tax at a rate of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. However, in spite of these factors, an indirect transfer satisfying all the following criteria shall be deemed to lack reasonable commercial purpose and be taxable under the laws of mainland China: (i) 75% or more of the equity value of the overseas enterprise being transferred is derived directly or indirectly from the taxable properties in mainland China; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the overseas enterprise (excluding cash) is comprised directly or indirectly of investments in mainland China, or 90% or more of its income is derived directly or indirectly from mainland China; (iii) the functions performed and risks assumed by the overseas enterprise and any of its subsidiaries that directly or indirectly hold taxable properties in mainland China are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the taxable properties in mainland China is lower than the potential mainland China tax on the direct transfer of such assets. Nevertheless, an indirect transfer falling into the scope of certain safe harbors under SAT Circular 7 may not be subject to mainland China tax. Such safe harbors include qualified group restructuring, secondary market equity trading and tax treaty exemptions.

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

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor shall be withholding agents and shall withhold the mainland China tax from the transfer price. If a withholding agent fails to do so, the transferor shall report to and pay the mainland China tax to the PRC tax authorities. In case neither a withholding agent nor the transferor complies with the obligations under SAT Circular 7 and SAT Public Notice 37, in addition to imposing penalties such as late payment interest on the transferors, the tax authority may also hold a withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent, provided that such penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7 and SAT Public Notice 37.

However, there is no assurance that the tax authorities will not apply SAT Circular 7 and SAT Public Notice 37 to previous investments by non-mainland China resident investors in our company or our pre-listing restructuring, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-mainland China resident investors may be at risk of being taxed under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-mainland China resident investors’ investments in us. We have conducted and may conduct acquisitions involving corporate structures, and historically our shares were transferred by certain then shareholders to our current shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any mainland China tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The enforcement of the Labor Contract Law, Social Insurance Law and other labor-related regulations in mainland China may increase our labor cost and adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law of the PRC, which became effective in January 2008 and was subsequently amended in July 2013. The Labor Contract Law establishes more restrictions on and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts, subject to certain conditions, or after the employee has worked for the employer for ten consecutive years. The employer is also required to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Labor Contract Law, if we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

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

Because we serve as the general partner or manager for the funds under our asset management business, we have fiduciary duty to the limited partners or the investors. If we are deemed to breach the fiduciary duty, such as failure to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. In addition, illegal activities or market misconduct committed by the third-party product partners or investment partners we collaborate with may adversely impact our product offerings and reputation, discourage clients from purchasing products distributed or provided by us, lead to regulatory actions and penalties, and cause us to share any losses incurred by our clients. Furthermore, as the current regulatory regime for the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager in mainland China remains unclear, we cannot assure you that whether our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds that we manage. If the assets managed by us are subject to such claims, our future growth may be materially and adversely affected.

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

As a wealth management service provider, our businesses, financial condition and results of operations may be materially affected by China’s and global economic and financial market conditions, as well as economic conditions specific to our business. We serve HNW clients in mainland China and globally through both our wealth management and asset management businesses. As a result, any economic downturns or capital market volatilities may negatively affect the financial performance of the products distributed or managed by us, reduce the revenue generated from our wealth management and asset management businesses, which in turn may materially and adversely affect our overall financial performance and results of operations.

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

We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management, and other businesses. We have achieved significant growth in scale and profitability since our inception, and maintained robust growth during the past few years. We cannot assure you that we will continue to grow at our historical rate of growth or that we will be able to achieve expected results in the future. It is difficult to predict whether the new investment products and services we continuously develop will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively or accurately predict our future results of operations. As a result, our historical growth rate may not be indicative of our future performance.

Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.

Our recurring service fees and one-time commission rates can fluctuate based on the prevailing political, economic, regulatory, taxation and competitive factors that affect our third-party product partners and Gopher/Olive. These factors, which are not within our control, include the capacity of product partners and Gopher/Olive to place new business, profits of product partners, client demand and preference for investment products, the availability of comparable products from other product partners at a lower cost, the availability of alternative investment products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of investment products that we distributed or managed may have a significant impact on our bargaining power with product partners or clients in relation to the commission and fee rates for future products. Because we can neither determine, nor predict, the timing or extent of commission and fee rate changes with respect to the investment products, it is difficult for us to assess the effect of any of these changes on our operations. Therefore, any decrease in commission and fee rates may adversely affect our revenues, cash flow and results of operations.

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

Because the laws and regulations governing the industries of wealth management, asset management and other businesses in mainland China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.

The relevant regulatory authorities, including the CSRC and the Asset Management Association of China, commonly known as the AMAC, have released various laws and regulations governing the industries of wealth management, asset management and other businesses in mainland China, including regulations over private equity products, privately-raised securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are evolving rapidly and subject to further development, and the interpretations of these laws and regulations may contain inconsistencies among different governmental authorities and enforcement of these laws and regulations involves uncertainties.

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

As the regulators of the wealth management and asset management industries in mainland China are enhancing their supervision over the industries, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits. For example, on April 27, 2018, the People’s Bank of China, China Banking and Insurance Regulatory Commission, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which prohibits the issuance of private credit products that contain maturity mismatch arrangements or any direct or indirect guarantee of return, and requires relevant institutions to follow detailed guidance with regards to the maximum volume of private credit products issued and minimum liquidity thresholds. The Guidance Opinions will apply to private funds in the absence of specific laws and regulations thereto. On July 20, 2018, the People’s Bank of China issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On January 12, 2023, the CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions, which replaced the former regulations of the same name. According to the Instructions for the Filing of Private Investment Funds No.1 to 2 issued by the AMAC on September 28, 2023, to replace the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version) issued on December 23, 2019, private funds shall not engage in disguised loan business, regular and operational private lending activities equity of entities engaged in factoring, financial leasing, pawnbroking or other businesses that conflict with private fund operations, and equity of entities prohibited or restricted by the state, or those inconsistent with national industrial policies, environmental protection policies, or land management policies. In line with our understanding and anticipation of the changing regulatory and market environment given the publication of rules such as the Guidance Opinions and the AMAC’s filing instructions, we have strategically ceased offering substantially all of our credit products from the third quarter of 2019, which had a negative impact on our results of operations.

As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by the CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.

Furthermore, the Notice on Regulation and Renovation of the “Cash Loan” Business promulgated on December 1, 2017 requires microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. This circular and subsequent rules and regulations also provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. In addition, the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice on July 23, 2019, provides rules on supervision of and punishment for illegal lending, such as debt-collection by means of violence. Although we have decreased the scale of our lending businesses since the third quarter of 2019, we cannot assure you whether the funding party, loan collection agencies or other service providers we cooperate with charge extra fees from the borrower or conduct other behaviors in violation of the provisions of the relevant rules and regulations. The local authorities have discretion in interpreting, implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan, limitation on operating territory, payment method of interest and fees, restrictions on financing and methods of debt collection. As a result, there are uncertainties in the interpretation, implementation and enforcement of such laws, rules, regulations and governmental policies, and occasionally, we may receive instructions issued by the local authorities on our microloan business model from time to time, or have to depend on verbal clarifications from local authorities. Therefore, if the local authorities make unfavorable interpretation, instruction or ruling against our microloan business model, or modify the local regulatory policies on microloan business in the future, our lending business might be restricted and negatively impacted.

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

Our business comprises various business lines, some of which are relatively new, such as retirement care related product offerings. Although we intend to devote additional resources to expanding these businesses and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly-evolving market trends or continue to offer innovative products and services, we may fail to capture market demand. In addition, our new business lines will continue to encounter risks and difficulties that early-stage businesses frequently experience, including the potential failure to expand client base in a cost-efficient manner, adequately manage risks and expenses, implement, adapt and modify our client development strategies as needed, develop and maintain our competitive advantages and anticipate and adapt to changing economic, competitive and other market conditions in mainland China’s financing industry. If we are unable to successfully develop our new business lines into profitable businesses, our business and revenues may be materially and adversely affected.

We face significant competition in our businesses. If we are unable to compete effectively with our existing and potential competitors, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management and asset management industries in mainland China are all undergoing rapid changes and growth. We operate in a competitive environment and compete for clients on the basis of product offering and performance, client services, reputation and brand names. Our ability to compete in this environment is also affected by license requirements for the distribution of investment products, the provision of asset management and certain other services imposed on businesses operating in such industries. Our future success in each of these areas will depend in part on our ability to continue to maintain the relevant licenses and anticipate and meet market needs on a timely and cost-effective basis.

In our wealth management business, we face competition primarily from other independent wealth management companies as well as commercial banks and their wealth management subsidiaries, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds and public securities funds. In addition, our other businesses segment faces competition from a range of financial service providers which offer similar services in and outside of mainland China, including insurance brokerage firms. As part of mainland China’s reform and opening policy, the PRC government has further liberalized the financial sector in recent years, including lifting certain restrictions on the business scope of financial institutions such as foreign banks, securities companies and fund management companies, reducing quantitative entry conditions for foreign investors to invest in banking and insurance institutions and carry out these businesses, relaxing the limits on foreign ownership of joint ventures in mainland China’s financial sectors such as banking, securities investment fund management companies, securities and insurance companies. If such liberalization continues, we may face additional competition in the industries in which we operate and our market share might be threatened or taken by foreign competitors or their joint ventures operating in the financial market of mainland China.

Many of our competitors have greater financial and marketing resources or larger customer base. For example, the mainland China commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution networks, longer operating histories, larger customer bases and settlement capabilities. Moreover, many product partners with whom we currently have relationships, such as private equity investment firms, are also engaged in, or may in the future engage in, the distribution of third-party investment products and may benefit from the integration of investment products with their other product offerings.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since we derive the majority of our revenues from our operations in mainland China, our business and prospects may be affected by economic, political and legal developments or changes in the financial markets in mainland China. Our revenues ultimately depend on the appetite of our clients to invest in the investment products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and China’s economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased investment by our existing clients. Additionally, our business and prospects are directly affected by the inherent risks associated with the capital markets in China, such as market volatility, overall investment sentiments, fluctuations in capital raising and trading volumes and the creditworthiness of the securities industry. Securities market volatility could discourage investor confidence and reduce securities trading and corporate finance activities, which, in turn, may negatively affect the commission income, recurring service fees and performance-based income we earn from our wealth management and asset management businesses due to reduced value of our wealth management and asset management portfolio and increased client redemptions. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of investment product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

In addition, our results of operations may also be affected by geopolitical events and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the United States and China. Further, the Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to high tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing higher tariffs on products imported from the United States, among other measures. The United States has also sought to impose higher tariffs on other countries. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues including trade policies, investment, treaties and government regulations. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. In particular, the adverse impact of such policies on capital market sentiment may affect the financial performance of companies that our asset management businesses invest in. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. In addition, escalating U.S.-China trade tensions have triggered a chain reaction of economic and political repercussions, including U.S. legislative and policy initiatives that may impose stricter measures on China-based companies listed on U.S. stock exchanges. Any further escalation of international tensions may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

Our business is subject to the risks associated with international operations.

International expansion is an important component of our growth strategy, with revenues from countries and regions outside of mainland China representing 47.8% of our total revenues in 2024. Expanding our business overseas exposes us to a number of risks, including but not limited to:

●	our ability to select the appropriate geographical regions for international expansion;
●	difficulty in understanding local markets and culture;
●	difficulty in penetrating local markets and acquiring new clients;
●	unexpected legal or regulatory changes in local markets;
●	fluctuations in currency exchange rates;

●	difficulty in identifying appropriate partners and establishing and maintaining good cooperative relationships with them;
●	difficulty in recruiting and retaining qualified personnel;
●	potentially adverse tax consequences; and
●	increased costs associated with doing business in foreign jurisdictions.

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

Our headquarters is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in mainland China and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

In addition, our business, results of operations, financial conditions and prospects could also be adversely affected to the extent that any natural disasters, health epidemics and other outbreaks harms the Chinese and global economies in general.

Certain of the investment products we distribute or manage have real estate or real estate-related businesses as underlying assets. These products are subject to the risks inherent in the construction, development, ownership and operation of real estate, as well as risks associated with regulatory and policy changes affecting the real estate industry in mainland China.

Certain investment products that we distribute or manage have real estate or real estate-related business in mainland China as their underlying assets. In 2022, 2023 and 2024, the total value of investment products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 1.9%, 0.2% and 0.9% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM were 4.3%, 4.0% and 4.1% in 2022, 2023 and 2024, respectively. Our real estate investments primarily include one property in Shanghai and seven properties in the United States.

Although we are not exposed to risks related to high yield bonds issued by residential real estate developers in mainland China, such products are still subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control.

In particular, the real estate industry in mainland China is subject to governmental regulation and policy changes. The PRC government exerts considerable direct and indirect influence on the development of the real estate sector by imposing various industry policies and other economic measures. Specifically, in the past few years, PRC governments at both national and local levels have adopted numerous policies to slow down the surge of real estate prices and to curb speculative buying through more stringent implementation of residential price control measures, some of which were subsequently cancelled when the market turned softer. Such measures may adversely impact the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising capitals they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in the real estate sector.

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

We are occasionally the target of attempted cyber-attacks, including denial-of-service attacks, and we continually monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption. We may face an increasing number of attempted cyber-attacks as we expand our mobile- and other internet-based products and services, as well as our usage of mobile technologies and as we provide more of these services to a greater number of individual clients. In addition, in collaboration with third-party vendors and their respective service providers, agents, exchanges, clearing houses and other financial institutions, we could be adversely impacted if any of them is subject to a successful cyber-attack or other information security event. These effects could include the loss of access to information or services from the third party subject to the cyber-attack or other security breach, which could, in turn, interrupt certain of our businesses.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the investment products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. In particular, we rely on our online service platforms, including our website www.noah-fund.com and our mobile applications, such as WeNoah, Fund Smile and iArk (previously named “iNoah”), to provide our clients with updated information about the products they purchased. Maintaining and improving our technology infrastructure requires a significant level of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced any major system failures, any such future occurrences could reduce client satisfaction, damage our reputation and may materially and adversely affect our financial condition, results of operations and business prospects.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demands for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyrights, trade secret, trademarks, competition laws and contractual arrangements to protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property rights will be sufficient. The implementation, enforcement and scope of protection of intellectual property-related laws in mainland China is evolving and may be subject to uncertainties. Current or potential competitors may use our intellectual property without authorization to develop products and services that are substantially equivalent or superior to ours, which could reduce demands for our solutions and services, adversely affect our operational results and harm our competitive position. Even if we are able to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or we may have to pursue litigation, which could involve substantial costs and diversion of our management’s attention from the operation of our business.

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

If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in mainland China.

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

We are subject to anti-corruption, anti-money laundering, counter-terrorist financing and sanctions related laws and regulations in mainland China and other jurisdictions where we operate. These laws and regulations require wealth management providers to establish sound internal control policies and procedures with respect to the relevant monitoring and reporting activities. Such policies and procedures require us to, among other things, establish a customer identification system in accordance with relevant rules, record the details of customer activities and report suspicious transactions to relevant authorities.

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

We have limited insurance coverage.

Insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. For example, while we are able to obtain professional indemnity insurance in Hong Kong for our operations located there, such insurance offerings are rare in mainland China. Other than casualty insurance on some of our assets, property insurance on our headquarters building in Shanghai and directors, supervisors and senior executives’ liability insurance, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of December 31, 2024, 957,083 restricted shares had been issued and were outstanding under the 2022 Share Incentive Plans. In 2022, 2023 and 2024, we recorded share-based compensation expenses of RMB42.3 million, RMB11.5 million and RMB109.0 million (US$14.9 million), respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to credit risk.

We are subject to credit risk related to accounts receivable, amounts due from related parties and loans receivable, and any significant default on our receivables could materially and adversely affect our liquidity, financial condition and results of operations. As of December 31, 2022, 2023 and 2024, our accounts receivables amounted to RMB498.1 million, RMB504.0 million and RMB473.5 million (US$64.9 million), respectively, our amounts due from related parties amounted to RMB443.4 million, RMB393.9 million and RMB499.5 million (US$68.4 million), respectively, and our loans receivable amounted to RMB465.8 million, RMB286.9 million and RMB169.1 million (US$23.2 million). We may not be able to collect all such receivables due to a variety of factors that are beyond our control. For example, fund investors may not satisfy their contractual obligation to fund capital calls when requested by Gopher/Olive or other fund managers of the funds. This may result in shortfalls in capital and may affect the ability of our funds to consummate investments and adversely affect our ability to receive service fees and other income. If we are not able to effectively manage the credit risk associated with our receivables, or if one or more counterparties run into financial difficulties, this could result in losses for us. The performance of our funds may also be affected by credit risk, which could have an adverse effect on our income.

Fluctuation of fair value change of short-term and long-term investments that we made and valuation uncertainty of other long-term investments measured at fair value due to the use of unobservable inputs may adversely affect our financial condition, results of operations, and prospects.

From time to time, we purchase short-term investments, which mainly include held-to-maturity investments, available-for-sale investments, trading debt securities and investments held by consolidated investment funds measured at fair value, and long-term investments, which consist of investments in several private equity funds as a limited partner and equity investments of common shares of several companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. We are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2022, 2023 and 2024, we had short-term investments of RMB316.0 million, RMB379.5 million and RMB1,274.6 million (US$174.6 million), and long-term investments of RMB774.1 million, RMB810.5 million and RMB971.1 million (US$133.0 million), respectively. In addition, certain of our other long-term investments are measured at fair value with significant unobservable inputs used in the valuation techniques. Changes in any of these unobservable inputs may result in changes of the valuation of our other long-term investments measured at fair value, which leads to uncertainty in accounting estimation. We cannot assure you that market conditions will create gains on our short-term and long-term investments or we will not incur any fair value losses or impairment losses on our short-term and long-term investments in the future. If we incur such fair value losses or impairment losses, our financial condition, results of operations, and prospects may be adversely affected.

We are subject to risk of recoverability of deferred tax assets.

We recorded deferred tax assets of RMB436.4 million, RMB431.5 million and RMB319.2 million (US$43.7 million), respectively, as of December 31, 2022, 2023 and 2024. We periodically assess the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements, and therefore could materially and adversely affect our financial condition and results of operation in future years.

Our investments in affiliates may not be successful and we may incur significant losses or be subject to liquidity risk as a result.

Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager, including Gopher Transform Private Fund, real estate funds and real estate funds of funds, private equity funds of funds, and other public securities funds of funds. We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. As of December 31, 2022, 2023 and 2024, we recorded investments in affiliates of RMB1,491.8 million, RMB1,526.5 million and RMB1,373.2 million (US$188.1 million), respectively. We recognized impairment losses on investments in affiliates of RMB0.5 million, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively, which were recorded as income from equity in affiliates in the consolidated statements of operations. Therefore, any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

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

The government subsidies received by us were non-recurring in nature.

For the years ended December 31, 2022, 2023 and 2024, certain government subsidies of RMB129.5 million, RMB127.0 million and RMB65.2 million (US$8.9 million), respectively, were granted to us as incentives for our investing and operating in certain local districts in mainland China. These government subsidies are non-recurring in nature and the amounts of these subsidies were subject to the discretion of local governments and there were no fulfilled conditions or contingencies. There is no assurance that we will receive such government subsidies for future financial years.

Risks Related to Our ADSs and Ordinary Shares

The market price for our ADSs and/or ordinary shares may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. Moreover, as we completed our global offerings and listing in Hong Kong in July 13, 2022, the trading price of our ordinary shares can be volatile for similar or different reasons. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our ADSs and/or ordinary shares. In particular, volatility in the mainland China stock markets in the last few years has resulted in some volatility in the trading prices of most China-based companies whose shares are traded in Hong Kong and/or the United States. The market price for our ADSs and/or ordinary shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

In addition, the market prices for China-based companies listed in the United States and/or Hong Kong have experienced volatility that might have been unrelated to the operating performance of such companies. The substantial declines in the market prices of the securities of China-based companies may affect the attitudes of investors toward China-based companies listed in the United States and/or Hong Kong in general, which consequently may impact the market price of our ADSs and/or ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inappropriate corporate governance practices or corporate structure, fraudulent accounting or other matters of some China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share prices in the United States, mainland China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our ADSs and/or ordinary shares, regardless of our operating performance. In the past, shareholders of a public company have often instituted securities class action lawsuits against us following periods of instability in the market price of that company’s securities. If we were involved in a class action lawsuit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The volatility resulting from any of the above factors may affect the price at which you could sell the ADSs and/or ordinary shares.

There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.

Although our board of directors has approved and adopted a new dividend policy on August 10, 2022, as amended on November 30, 2023, and according to which, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of our group’s non-GAAP net income attributable to the shareholders of the preceding financial year as reported in our company’s audited annual results announcement, subject to various factors, the dividend policy shall in no way constitute a legally binding commitment by us in respect of our future dividend and/or in no way obligate us to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We may not declare any dividend in the future, and even if we do so, any future dividend may be less than those historically declared. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income. Accordingly, the return on your investment in our ADSs and/or ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or ordinary shares. There is no guarantee that our ADSs and/or ordinary shares will appreciate in value or even maintain their current price.

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

Public companies listed in the United States that have substantially all of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

Our sixth amended memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that, subject to the requirements under the Hong Kong Listing Rule, grant to our board of directors the authority to issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and to determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with shares held by existing shareholders, at such time and on such other term as they think proper. The provisions could have the effect of depriving holders of our ordinary shares or ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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

We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, we voluntarily made an ex gratia settlement offer to affected clients in connection with suspected fraudulent activities by affiliates of Camsing International Holding Limited underlying one of our investment offerings. An affected client accepting the offer shall receive restricted share units, which upon vesting will become ordinary shares of our company. The maximum number of ordinary shares to be issued by our company to these settled clients would account for approximately 5.7% of the total issued shares of our company as of December 31, 2024. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Camsing Incident.” Such settlement plan will, and any future settlement plan may dilute the holdings of ADS holders in our company.

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

As a public company listed in the United States and Hong Kong, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, rules subsequently implemented by the SEC and the NYSE and the Hong Kong Listing Rules impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements in the United States and Hong Kong. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

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

Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the mainland China may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in mainland China and substantially all of our assets are located outside the United States and Hong Kong. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and Hong Kong and a substantial portion of their assets are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States or in Hong Kong in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, mainland China or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the U.S. or Hong Kong authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the Cayman Islands or mainland China.

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

We have been advised by Zhong Lun Law Firm that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within mainland China for a significant portion of the time and are PRC nationals. According to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of the laws of mainland China or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside mainland China, and it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Furthermore, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in mainland China. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on the laws of mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a mainland China court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in mainland China in accordance with the laws of mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our ADSs, to establish a connection to mainland China for a mainland China court to have jurisdiction as required under the PRC Civil Procedures Law.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong would have.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are certain obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretations of or implementation rules under this article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties you may face in protecting your interests.

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

Our ordinary shares are currently traded on the Hong Kong Stock Exchange, and our ADSs are currently traded on the NYSE. Subject to U.S. securities law and the terms of the deposit agreement, holders of our ordinary shares may deposit ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our ordinary shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We will be a PFIC for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either: (1) at least 75% of our gross income for such year consists of certain types of “passive income” or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2024 and will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

Because we believe that we were a PFIC for our taxable year ended December 31, 2024, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) could be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

The Common Reporting Standard could subject us to certain new information reporting and withholding requirements.

The Organization for Economic Cooperation and Development has developed a Common Reporting Standard, or the CRS, and a model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by many jurisdictions. Effective on January 1, 2017, CRS and its implementing legislations in mainland China and Hong Kong require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to the CRS. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between mainland China and Hong Kong officially came into effect. Hong Kong and mainland China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information. While the CRS was modeled on the U.S. Foreign Account Tax Compliance Act, or FATCA, the scope, coverage and volume under the CRS are significantly greater than that under FATCA, which requires non-U.S. institutions to report to the IRS if U.S. tax payers have an account with the non-U.S. financial institution and have met the standard of the overseas financial assets. As the reporting requirement under the CRS is burdensome, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by the CRS and its implementing legislations in mainland China, Hong Kong and other jurisdictions subject to the CRS in which we conduct or may conduct business in the future.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities primarily in mainland China. In August 2005, our founders started our business when Noah Investment was incorporated. We exercise effective control over Noah Investment and its subsidiaries through Contractual Arrangements. In 2007, HongShan Capital Investment Management (Tianjin) Co., Ltd., which we refer to as Hongshan Capital, a well-known venture capital firm based in mainland China, invested in our business. In November 2010, we were listed on the New York Stock Exchange as the first independent wealth management company from mainland China. In July 2022, we were listed on the Hong Kong Stock Exchange as the first independent wealth management company listed on both NYSE and Hong Kong Stock Exchange from mainland China.

We commenced our asset management business in 2010 when Gopher Asset Management Co., Ltd. and its subsidiaries, which we refer to collectively as Gopher Asset Management or Gopher, were established. The business scope of Gopher covers private equity and venture capital investment, real estate investment, public securities investment, and multi-strategy investment. In 2012, Noah Upright (formerly known as Noah Upright (Shanghai) Fund Investment Consulting Co. Ltd.), a wholly owned subsidiary of Noah, obtained the “No. 001” fund distribution license issued by the CSRC.

We officially launched our overseas business expansion in early 2012. We first established Noah HK and obtained Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) licenses from the Hong Kong Securities and Futures Commission, commonly known as the Hong Kong SFC or the SFC, as well as an insurance broker license in Hong Kong (China). Subsequently, we further expanded our overseas presence by launching offices in Los Angeles, Silicon Valley, New York and Singapore. We have obtained and maintained family trust licenses in Hong Kong and Jersey Island, investment advisor license and insurance brokerage license in the United States, as well as capital market services license, family trust license and exempt financial advisor license in Singapore. In 2024, we established the Olive Asset Management brand, our overseas asset management business that manages USD - denominated private equity funds and private secondary products.

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

We are a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for Mandarin - speaking HNW investors. Substantially all our RMB-denominated investment products are managed and distributed in mainland China, and most of our foreign currency denominated products are managed and distributed through our Hong Kong subsidiary, Noah HK, which serves as our offshore booking center.

With over 20 years of operating experience, we continue to distribute and manage investment products and provide comprehensive financial services to our HNW clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Our Business Model

We provide comprehensive financial services using wealth management and asset management models, through our subsidiaries and Consolidated Affiliated Entities to our clients. In 2024, our wealth management business, asset management business, and other businesses contributed to 69.2%, 29.5% and 1.3% of our total net revenues, respectively.

●	Wealth management business. Through the licensed distribution channels operated by our subsidiaries, we offer various investment products, including primarily domestic and overseas mutual fund products, private secondary products and other products, on behalf of our third-party product partners as well as Gopher and Olive, our asset management arms. We also provide customized value-added financial services to our clients, including investor education and trust services.
●	Asset management business. Through our asset management arms, Gopher and Olive, we manage our clients’ investments in private equity, real estate, public securities, multi-strategy and other investment products.
●	Other businesses. This segment mainly includes lending services whereby we make secured loans to creditworthy clients through our subsidiaries. Since the third quarter of 2019, we have decreased lending and other businesses as we strategically shifted focus to our core wealth management and asset management businesses.

In 2024, we engaged in organizational restructuring and adjustment to our business operations in order to improve our business model and to comply with the evolving regulatory requirements in our industry. Following a comprehensive evaluation of the nature of our evolving business operations and recent organizational adjustment, we have determined that a refined segmentation approach will provide a clearer understanding of our financial performance and strategic progress. As a result, starting from the fourth quarter of 2024, we began disclosing our revenues under six domestic and overseas business segments and headquarters. This segmentation approach is designed to enhance resource allocation, provide investors with insights into our financial performance across our diverse business segments, and ensure alignment with our long-term strategic objectives. For the purposes of organizing our business segments in this annual report, we describe our businesses conducted in mainland China as “domestic” and businesses conducted outside of mainland China as “overseas.”

Among these six segments, our wealth management business is generally structured around four segments, namely domestic public securities under Noah Upright, domestic insurance under Glory, overseas wealth management under ARK Wealth Management and overseas insurance and comprehensive services under Glory Family Heritage. In 2024, our domestic public securities, domestic insurance, overseas wealth management and overseas insurance and comprehensive services segments contributed to 18.8%, 1.6%, 26.0% and 5.3% of our total net revenues, respectively. Our asset management business is generally structured around the remaining two segments, namely domestic assessment management under Gopher and overseas asset management under Olive. In 2024, our domestic asset management and overseas asset management segments contributed to 29.7% and 16.9% of our total net revenues, respectively. In addition to these six segments, we also conduct our general corporate operations at our corporate headquarters in Shanghai, which are operations not directly allocated to one of the aforementioned six business segments. In 2024, our headquarters contributed to 1.7% of our total net revenues.

We operate our business to cater to the needs of our clients by leveraging (i) our unique ecosystem with leading product partners, including fund managers and top PE/VC general partners, (ii) a diversified product mix that contributes to a favorable revenue structure with competitive profit margins and delivers successful investment results, and (iii) significant synergies and high operating efficiency. We are a pioneer in mainland China’s HNW wealth management services industry with various market-first achievements, and are the first wealth manager to have built an ecosystem with leading private secondary funds and PE/VC firms in mainland China. Leveraging our early-mover advantage, deep understanding of the industry, strong execution capabilities and rigorous risk management, we have developed a comprehensive set of product offerings in collaboration with our product partners.

Set forth below is a diagram illustrating our unique ecosystem:

1	Others include insurance products, multi-strategies products and others.

Our Clients

We primarily serve Chinese HNW clients who reside in mainland China or overseas with total investable assets exceeding RMB6.0 million. In addition to individual clients, we also strategically provide services to certain institutional clients, including entities affiliated with such individuals, such as their family offices, as well as other institutional investors. In 2021, we started to provide mutual funds and related wealth management services to satisfy our corporate and institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”, operated by our domestic public securities operation, Noah Upright. We have attracted a loyal and high quality client base, with approximately 17,210 active clients (including mutual fund-only clients) as of December 31, 2024.

The table below sets forth certain information regarding our clients for the years and as of the dates indicated.

	Year Ended December 31,
	2022	2023	2024
Number of active clients (excluding mutual fund-only clients)	6,520	5,731	4,267
Number of active clients (including mutual fund-only clients)	35,877	22,453	17,210

In order to provide targeted and personalized services to our clients, we classify our clients into five categories based on their AUA with us, namely ivory, gold, platinum, diamond, and black card clients, with the black card clients being the highest level. The number of our black card clients and diamond card clients reached 2,277 and 7,057 as of December 31, 2024, with an AUA per client of RMB94.9 million (US$13.0 million) and RMB17.7 million (US$2.4 million), respectively. The table below sets forth the number of our core clients as of the periods indicated.

	As of December 31,
	2022	2023	2024
Number of black card clients(1)	2,104	2,289	2,277
Number of diamond card clients(2)	7,585	7,369	7,057
(1)	Black card clients refer to clients with an AUA of over RMB50 million (approximately US$7 million).
(2)	Diamond card clients refer to clients with an AUA of over RMB10 million (approximately US$1.5 million) but less than RMB50 million (approximately US$7 million).

Client Onboard Process and Key Contractual Terms

We have implemented comprehensive know-your-client, commonly known as KYC, and anti-money laundering, commonly known as AML, procedures and policies in compliance with applicable laws and regulations in mainland China and other jurisdictions where we operate, as well as our internal control policies. When a client opens an account with us, we require the client to complete our KYC and AML review process. In terms of our KYC process, we collect documentations including, among others, proof of client’s identity and source of funds for investments and verify such information against reliable supporting documents and official database, as well as conduct risk tolerance assessment to better understand clients’ risk appetite. We also perform due diligence procedures on clients that specifically focus on and attest to their qualification to invest in accordance with relevant laws and regulations in different jurisdictions. For example, for clients who intend to purchase private fund products in mainland China, we require them to provide proof that their financial conditions and risk tolerance have met the thresholds of qualified investors under relevant mainland China regulations, and conduct ongoing due diligence on such clients to verify their qualification. In addition, our relationship managers follow up with our clients on a regular basis to maintain up-to-date client risk profile and investment preferences. In terms of our AML process, we have established rigorous AML internal control policies, including a real-name policy in the process of business operations and a record keeping policy on client information covering their identification, transaction records as well as source of funds. We have an AML information reporting system aimed at detecting, reporting on and preventing money laundering activities. We also provide trainings to our employees to enhance their AML awareness. Moreover, we enter into a set of standard client service agreements with our clients at account opening. Such client service agreements set forth rights and obligations of our clients when using service provided by us and authorizes us to collect and use certain personal information of our clients. Clients will also receive an investor right notification form setting forth their interest and risks in purchasing a specific product.

Our Key Products and Services

Our Wealth Management Business

We provide diversified investment products, customized asset allocation and value-added services to our clients inside and outside of mainland China for our wealth management business. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ wealth management needs, minimizing their risks while generating attractive returns. Our clients benefit from our comprehensive services, expertise and capacities, including, among others, investor education services and trust services. In 2022, 2023 and 2024, net revenues contributed by our wealth management business were RMB2,200.0 million, RMB2,491.2 million and RMB1,800.7 million (US$246.7 million), representing 71.0%, 75.6% and 69.2% of our total net revenues, respectively.

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

Set forth below is a diagram illustrating the business and revenue model of our wealth management business:

Investment Product Offerings

We have a proven track record of consistently pioneering a broad array of innovative and high-quality investment products and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the three years ended December 31, 2022, 2023 and 2024, the domestic and overseas investment products provided by our product partners as well as Gopher and Olive primarily consist of:

●	mutual fund products, which are publicly-raised, public securities investment funds, including money market funds;
●	private secondary products, which are privately-raised investment funds and structured products with underlying assets consisting of publicly listed securities and bonds in the secondary market, as well as privately raised discretionary cash management products;
●	private equity products, including investments in (i) various primary market funds, including PE/VC funds, private credit funds, and private infrastructure funds sponsored by third-party domestic and international asset management firms, (ii) real estate equity funds, and (iii) PE/VC funds managed by Gopher/Olive, including FOFs, feeder funds, S funds and direct and co-investment funds. We provide domestic private equity products through our asset management arm, Gopher/Olive, which forms funds and raises capital directly from our clients;
●	other products we distribute or provide or manage but cannot be classified into any of the above product categories, such as insurance and multi-strategy products.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the years indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	44,726	63.6	47,837	64.6	39,573	5,421	62.0
Private secondary products	11,516	16.4	18,403	24.8	16,201	2,220	25.3
Private equity products	11,037	15.7	3,330	4.5	4,775	654	7.5
Other products	3,001	4.3	4,486	6.1	3,263	447	5.2
All products	70,280	100.0	74,056	100.0	63,811	8,742	100.0

Overseas Wealth Management

In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in mainland China, who typically only have domestic and RMB-denominated product offerings. In 2024, revenue from our overseas products accounted for 47.8% of our total revenues.

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

●	Trust Services: We currently offer international trust services in Hong Kong, Jersey Island and Singapore through Ark Trust (Hong Kong) Limited (“Ark Trust”), Ark Trust (Jersey) Limited and Ark Trust (Singapore) Ltd., respectively. Ark Trust was founded in 2014 and is one of the first family trust service companies registered outside of mainland China among the independent wealth management companies in mainland China. Ark Trust provides a full range of services to our clients, including family trust and fiduciary services, employee stock ownership plans, charitable trust services and wealth planning services.

Referral of Insurance Products

We distribute insurance products by referring clients to purchase insurance products through domestic insurance under Glory and overseas insurance and comprehensive services under Glory Family Heritage, and earn commissions from insurance companies. We focus on referring long-term life insurance products to our high-net-worth individual clients to fulfill their diversified investment needs.

We primarily partner with reputable international or regional insurance companies in Hong Kong, Singapore, United States, Bermuda and mainland China with the most competitive long-term life insurance products.

The insurance products we distribute for our partners are mainly life and health insurance products. Such products can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Whole Life and Annuity Insurance. The individual whole life insurance products we distribute provide insurance coverage for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount plus accumulated interest is paid upon the death of the insured. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump sum payment at the end of the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.
●	Participating Insurance. The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.
●	Individual Health Insurance. The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits when the insured is diagnosed with specified serious illnesses, and medical insurance products, which provide conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payments of premiums over a pre-determined period.

The commission rate that we receive from insurance companies is determined based on various factors such as the type of insurance products, the payment schedule of the insurance policy, the region in which the insurance products are sold, and the particular insurance company. In general, for the insurance policies that we distribute with a periodic payment schedule, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured during the first few years of renewal term. As such, once we distribute a life and health insurance policy with a periodic payment schedule, we expect it to bring us a steady flow of commission and fee during the renewal term as long as the insured fulfills his or her premium payment commitment and continuously renews the policy. Since our referral service is substantially completed on day one, we record revenue from commission income as one-time commissions which includes the first-year commission and a best estimate of the commissions we may be entitled to receive during the renewal periods.

We enter into framework referral service agreements with insurance companies for the insurance product that we distribute. Under these agreements, we typically undertake to refer and recommend the relevant insurance products offered by the insurance company to our clients, in return for a commission from the insurance company. We deliver the services as an independent contractor and undertake to exercise due care and skill in our services. Each party may have the right to terminate the framework agreement with advance notice or immediately in certain specified circumstances. We are typically subject to confidentiality obligations and obligations to protect the intellectual property of the insurance company under the framework agreement.

Our Asset Management Business

We operate our domestic asset management business under Gopher and our overseas asset management business under Olive to further address the asset allocation needs of our clients. We manage investments with underlying assets in mainland China through the Consolidated Affiliated Entities, denominated in Renminbi, and outside of mainland China through our subsidiary, Olive Asset Management, denominated in U.S. dollars or other currencies. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds. Our total AUM were RMB157.1 billion, RMB154.6 billion and RMB151.5 billion (US$20.8 billion) as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, the AUM of Olive reached RMB42.6 billion (US$5.8 billion), representing 28.1% of the total AUM for our asset management business.

Revenue Model

We generate revenue from our asset management business through the Consolidated Affiliated Entities and certain overseas subsidiaries primarily in the form of (i) one-time commissions from funds managed by Gopher or Olive when the investment product was distributed directly by Gopher or Olive (ii) recurring service fees paid by funds managed by Gopher or Olive over the duration of the investment products and (iii) performance-based income from funds for which we serve as the fund managers.

Gopher and Olive, as proprietary product providers, enter into agreements on an arm’s length basis with our wealth management branch for product distribution, and in accordance with such agreements, share a portion of recurring service fees and performance-based income with the wealth management branch in certain cases. To the extent that recurring service fees and performance-based income are shared with the wealth management branch, such intragroup revenue is deducted from our consolidated statements of operations.

Set forth below is a diagram illustrating the business and revenue model of our asset management business:

Given that over 90.0% of Gopher’s AUM and over 70% of Olive’s AUM as of December 31, 2024 consisted of private equity investments, which generally have a long duration with no contractual redemption rights or high redemption costs as provided under the relevant subscription agreements, we believe that the recurring service fees we earn are relatively predictable and sustainable.

Investment Structure

Gopher and Olive establish fund vehicles (the “Gopher/Olive Funds”) as investment vehicles to raise capital from clients and manage the investments. The investment portfolio of Gopher/Olive Funds includes primarily (i) private equity investments, including equity investments into private companies and commitments in private equity funds; (ii) public securities investments, including direct investments in public securities and commitments in money market funds, mutual funds and private secondary funds; (iii) real estate investments, typically in the form of equity of private companies holding such investments; and (iv) multi-strategy and other investments, primarily consisting of multi-asset portfolios.

We act as the fund manager and/or general partner for the Gopher/Olive Funds and collect management fees and performance-based income. We also invest in certain Gopher/Olive Funds as general partners, and our equity interests in each individual fund are normally less than 3%. The following table sets forth the typical structure of a Gopher/Olive Fund:

Product Offerings

As a multi-asset management service provider, Gopher /Olive invests in different categories of assets, including:

●	private equity investments, including investments in the leading domestic and overseas private equity funds through FOFs, feeder funds and S funds, as well as direct and co-investments in sectors such as TMT, financial services and healthcare. As of December 31, 2024, the AUM of Gopher/Olive’s private equity investments was RMB131.5 billion (US$18.0 billion), covering approximately 130 Gopher/Olive PE/VC FOFs, and directly or indirectly through these funds, invested in more than 9,000 companies.
●	FOFs. In 2010, we established the first market-oriented FOF by private capital in mainland China. Our asset management business has historically focused primarily on investments in FOFs, whereby the Gopher/Olive Funds invest in one or more third-party managed funds, which directly or indirectly invest in portfolio companies or other investment portfolios. The graph below illustrates the portfolio structure of a simple FOF. Major Gopher/Olive PE/VC FOFs typically involve several layers of FOFs and/or feeder funds structure. Under such structure, multiple Gopher/Olive Funds are set up as intermediate investment vehicles, which are managed by Gopher/Olive for the purpose of asset and ownership segregation.

●	Feeder funds. We also manage feeder funds that invest in certain single third-party managed funds. Such third-party managed funds usually have multiple feeder funds as capital sources. Following the enactment of the Supervision Measures, we leverage primarily feeder funds to raise capital for our PE/VC investment partners. The graph below illustrates the investment structure of our feeder funds that invest in single third-party managed funds.

●	S funds. In May 2013, we introduced the first S fund to HNW investors in mainland China. The S funds explore investment opportunities by investing in pre-existing limited partner commitments in the private equity market, which allows private equity investors to sell their investments in private equity funds. S funds typically invest in more diversified investment portfolios than primary PE funds, and typically deploy capital faster and have a shorter investment term than other private equity investments ranging from two years to three years. The graph below illustrates the portfolio structure of our S funds.

●	Public securities investments, mainly including Target Strategy, namely a series of NAV-based products utilizing multiple investment strategies to manage underlying assets consisting of publicly listed securities, FOF and MoM investments, as well as direct investments in listed companies. Gopher /Olive has a dedicated investment team managing Target Strategy products, which consist of active, balanced and conservative types of funds, utilizing diverse strategies with an aim to create long-term and stable investment returns with relatively low volatility. For the MoM approach, we as the fund manager choose third-party fund managers for certain investment programs of the Gopher/Olive Funds and monitor their performances. The third-party fund managers specialize in utilizing different investment strategies to diversify risks and achieve different investing goals amid market volatilities. These third-party fund managers receive an incentive service fee.
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2024, our real estate investments primarily included one office building in Shanghai through an FOF investment, namely Gopher Aroma Plaza. Our real estate investments as of December 31, 2024 also included seven rental apartment projects in the United States.

●	Multi-strategy and other investments. Our multi-strategy investments primarily include multi-asset portfolios and family office accounts. We use asset allocation principles to build multi-asset portfolios and multi- or single-family office accounts. Starting from the third quarter in 2019, we stopped investing in private credit products and started to redeem all outstanding private credit products. By the end of the second quarter in 2021, Gopher had successfully exited approximately RMB30 billions of private credit product investments, marking an important milestone of transformation to NAV-based products.

Our domestic asset management operations under Gopher continue to focus on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2024, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings through Olive and growing our secondary market asset management business. For a discussion of the change of our asset management product mix during the three years ended December 31, 2022, 2023 and 2024, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Key Performance Indicators—AUM.”

Our Portfolio Companies

Our Gopher/Olive Funds strive to invest into companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher/Olive Funds have invested in many portfolio companies that have achieved outstanding performance and hence generating more performance-based income, which demonstrates our strong asset management capabilities. As of December 31, 2024, Gopher/Olive’s AUM included approximately 130 Gopher/Olive PE/VC FOFs, which in aggregate invested in more than 300 funds managed by third parties, and directly or indirectly through these funds, invested in more than 9,000 companies, many of which had achieved substantial growth. As of December 31, 2024, more than 600 companies Gopher/Olive invested in had successfully become listed companies.

Our Product Partners and Investment Partners

We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we collaborate encompass a variety of institutions and companies, mainly including PE/VC general partners, mutual fund managers and private secondary fund managers. We distribute investment products provided by these product partners directly, and for our asset management business, our Gopher/Olive Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher/Olive Funds as asset management products to our clients. In certain occasions, our Gopher/Olive Funds also co-invest with our investment partners into portfolio companies directly. During the three years ended December 31, 2022, 2023 and 2024, we collaborated with over 100 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business.

We have a strong presence in private equity investment industry both domestically and overseas. We have built relationships with 15 out of the top 20 VC fund managers as named in the “2021 Annual List of Chinese Venture Capital Investment Institutions” in December 2021 by CV Info, one of mainland China’s leading third-party private equity information providers, and over 40 of the top 50 international PE firms as named in “Private Equity International’s PEI 300 list” for 2022.

In addition to leading PE/VC firms, we have intensified screening and coverage of top hedge fund managers worldwide and have built relationships with 25 of the top 50 global hedge fund managers as named in “With intelligence Global Billion Dollar Club 2022”.

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

Key Contractual Terms with Investment Partners for Our Asset Management Business

As for the investment partners we collaborate within our asset management business through FOF investments, our Gopher/Olive Fund invest in the funds set up and managed by the investment partners. Our investment partner set up fund vehicles to raise capital, which subsequently invest into asset portfolios. In connection with such investment, Gopher/Olive Fund enters into a limited partnership agreement as a limited partner of the fund and the investment partner as the general partner of the fund. In accordance with the limited partnership agreements, our investment partner actively manages the investment on behalf of Gopher/Olive Fund and other limited partners. Gopher/Olive Fund is obligated to provide capital to the fund in due course. The limited partnership agreements set forth the duration and redemption terms of the fund.

In case of co-investment with our investment partners, Gopher /Olive Fund and the fund managed by our investment partners both invest in the investment portfolio directly. For such investments, we generally enter into a set of agreements in connection with such investments including share purchase agreement and shareholders’ agreements to protect the interest of our clients and us.

Product Development and Selection

We have a rigorous product development and selection process is key to our business. In light of the tightened regulatory environment in mainland China in recent years, we have been further enhancing our comprehensive risk management system.

Product Development and Selection Philosophy

Our product development team focuses on meeting the evolving demands of clients by balancing the investment return, investment risk, and liquidity of the products we offer. For our wealth management business, our team is primarily responsible for selection of wealth management products to be distributed by our wealth management segment, whereby for our asset management business, our team strives to develop and structure the investment products offered by Gopher and Olive. Our product selection efforts are guided by our comprehensive research, which provides a top-down review on our overall tactical asset allocation strategy at least quarterly, based on which our product team develops strategies in each asset class.

We strive to provide a variety of investment products to our clients. Based on our research, we strategically select products that captures current investment opportunities, as well as products of stable long-term performance. We believe such product mix allows our investors to customize their investment portfolio based on their risk appetite and return expectations.

As for our asset management business, Gopher and Olive’s investment philosophy focuses on identifying and capturing opportunities from emerging trends in the market, evaluating a wide range of assets and investment opportunities from numerous investment partners, and constructing investment portfolios through vigorous due diligence process. Moreover, we seek to minimize volatility of the performance of our investments by investing in a wide range of asset classes and investment structures, which enhances the sustainability of our revenue streams under various economic circumstances.

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

●	In the project screening stage, our professionals select the potential product or the proposed investment portfolio from a broad range of investment products and review our internal due diligence findings to determine whether the product may be suitable for investment and/or distribution to our clients. A prospective product or investment needs to be approved by at least a majority of the members participating in the project screening meeting before the product or investment moves onto the next stage.
o	For investment products, we have adopted an effective screening mechanism that analyzes and evaluates the proposed investment product or portfolio both qualitatively and quantitatively. To facilitate the screening of the fund products, we maintain a whitelist of fund product providers that we update on real-time basis. Our wealth management arm conducts independent assessment of investment products developed by Gopher and Olive.
o	For each proposed investment under our asset management business, in particular private equity direct or co-investments, we designate a dedicated project team to conduct preliminary due diligence on the potential investment target. After conducting the preliminary review, the project team submits an investment analysis and due diligence memorandum on the investment targets, focusing on investment overview and recommendation, market opportunities, investment strategies, investment return analysis, eligible investors, key risks and risk control solutions, among other considerations. If necessary, we will also engage qualified third-party services providers such as independent auditors and law firms to conduct independent research and analysis on our proposed investment portfolio.
●	In the project evaluation stage, our professionals analyze the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.
●	In the risk control stage, our core management team meets to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the investment in the portfolio and/or distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before it is officially launched.

We have also established a complete risk management system for our daily operations. On the product provider side, we have policies and procedures regarding, among other things, periodically reviewed product ratings, anti-bribery control, as well as post investment portfolio monitor and alert system. See “—Risk Management and Internal Control.”

In particular, we rigorously monitor the performance of our asset management products offered by Gopher and Olive on a real-time basis. We have established a systematic post-investment monitoring mechanism to track the performance of funds we manage and to establish a long-term relationship with the fund managers whose funds we invested in. We have built a proprietary system, the GIMSP, which tracks the profiles and performance of all invested funds and underlying projects and consolidates such information in our internal database. This enables us to understand investment trends and develop the corresponding strategies in an innovative way. See “—Our Technologies.”

Product Distribution

We have established a dedicated client services team for our wealth management business and asset management business. Through the licensed distribution channels of our wealth management business, we offer various investment products such as public securities investments and private secondary products on behalf of third-party product partners as well as Gopher and Olive. In addition, Gopher and Olive’s direct sales team raises capital for the private equity products directly.

Our clients enjoy the flexibility to either choose the products provided by third-party product partners or select the products offered by Gopher/Olive based on their specific investment needs. We strive to provide unbiased product recommendations as well as trustworthy advice to our clients and facilitate the most suitable products available tailored to their individual investment preferences and risk appetites, regardless of whether the recommended products are provided by third-party product partners or by Gopher/Olive under wealth management business or asset management business.

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

Wealth Management

Noah Upright, our primary domestic distribution channel, is among the first batch of independent financial service companies in mainland China which has obtained the fund distribution license from the CSRC. Noah Upright distributes mutual funds and private secondary products. In 2024, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products.

Furthermore, we have established offices in Hong Kong (China), Los Angeles, Silicon Valley, New York, and Singapore to offer our clients global investment opportunities using our new overseas brand “Ark.”

We distribute investment products on behalf of third-party product partners as well as Gopher and Olive, primarily through our network of relationship managers, and we use an array of marketing channels to attract potential clients. Furthermore, we also enjoy continued organic growth in clients from word-of-mouth referrals.

Our dedicated relationship managers strive to provide tailored investment services to our clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments that we offer. Our relationship managers in mainland China and overseas are focusing on providing licensed services in respective jurisdiction. As of December 31, 2024, we had 138 overseas relationship managers.

Asset Management

Gopher has built its direct sales team to raise capital for Gopher Funds it establishes that invest in domestic private equity investments, while Olive has built its team to raise capital for funds it establishes that invest in overseas private equity investments. When a client of the wealth management business shows interest in asset management products Gopher or Olive offers, a relationship manager of Gopher or Olive, typically a PE solution representative, will introduce the product to the client and handle the investment process. Gopher or Olive’s direct sales team also targets institutional investors and family offices.

The following table sets forth a selection of licenses that are material to our business operations held by us as of December 31, 2024.

Location	Licenses	Expiration Date
Mainland China	Certificate for privately-raised investment fund manager	N/A

	Fund distribution license	N/A

Hong Kong	Type 1 (Dealing in securities)	N/A

	Type 4 (Advising on securities)	N/A

	Type 9 (Asset management)	N/A

	Insurance brokerage license	Glory Insurance (Hong Kong) Limited - July 14, 2027 Minz Insurance Brokers Limited – April 28, 2025

TCSP (trust or company service provider) license

ARK Corporate Services (Hong Kong) Limited - November 14, 2027

Ark Nominee Limited – November 20, 2027

Ark Trust (Hong Kong) Limited – August 21, 2027

Lightstone Trust (Hong Kong) Limited – November 4, 2026

	Money lenders license	September 1, 2025

Jersey Islands	Family trust license	N/A

United States	Investment advisor license	N/A

	Insurance brokerage license	May 31, 2025

Singapore	Capital market service license	N/A

	Family trust license	N/A

	Exempt financial advisor license	N/A

Canada	International Dealer-Exemption	N/A

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

Client Service Centers

We believe our high-quality client service enhances our client loyalty and brand image. We serve our clients primarily through our network of relationship managers. Our strategy is to open offices at locations with concentrated HNW population and strong regional economies. We have opened offices in tier-one and tier-two cities and key provincial capitals in mainland China. We also have offices in Hong Kong (China), Los Angeles, Silicon Valley, New York and Singapore.

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

Our Online Transaction and Service Platforms

Investments in substantially all of our wealth management and asset management products can be facilitated online. We have developed a comprehensive wealth management product mobile application “WeNoah” as a one-stop and integrated client service portal. In addition to WeNoah, we also developed “Fund Smile” for investing in domestic public market securities funds. Furthermore, through our SaaS platform, “Smile Treasury,” we are able to provide mutual funds and related wealth management services to satisfy our corporate and institutional clients’ money market and liquidity management demands. In the overseas market, we leverage our “iArk” platform (previously named “iNoah”) to provide investment solutions online to our overseas clients. We have introduced localized functions of iArk in both Hong Kong and Singapore. Utilizing these online platforms, our relationship managers are able to provide real-time online assistance and personalized investment experience to a broader client base.

Other Businesses

In addition to our wealth management business and asset management business, we also provide other services through our subsidiaries. These services serve as value-added services that we provide to our clients to broaden and deepen client relationships. In 2022, 2023 and 2024, other businesses represented 2.1%, 1.1% and 1.3% of our net revenues, respectively.

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

Word-of-Mouth Referral

Word-of-mouth is one of the most effective marketing tools for our business. Although we employ a variety of methods to promote our brand, we believe the reputation and high level of awareness of our brand in mainland China and, increasingly, abroad and references from clients is our best and most cost-efficient marketing channel. We believe once clients are satisfied with their experiences, they will continue investing in investment products we distribute, or referring their friends and colleagues to our products and services.

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

Our Technologies

Our technology infrastructure is integrated and readily scalable to support the growth of all of our business segments and digitalization across front-end, middle-end and back-end operations. Each aspect of our business operations is supported by its innovative technology infrastructure, and the success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and providing future growth opportunities. Principal components of our technology system primarily include:

●	Convenient online transaction platforms. Our online platforms WeNoah, Fund Smile and iArk facilitate investments in substantially all of our wealth management and asset management products online, providing a smooth investment experience. These convenient online transaction platforms allow us to serve a broader client base and increase our transaction value, in particular in mutual fund products. We have launched our domestic and overseas mutual fund platforms Fund Smile and iArk (previously named “iNoah”) in July 2019 and June 2020, respectively. Investments of RMB25.7 billion and US$1.9 billion, respectively, were completed through Fund Smile and iNoah for the year ended December 31, 2024. Furthermore, leveraging our extensive coverage of mutual funds in the industry as well as our comprehensive fund screening process, our self-developed treasury management interface, Smile Treasury, is able to fulfil our institutional clients’ diversified money market and liquidity management needs by providing them with customized plans. Through a fully automated online account opening option, Smile Treasury helps small and medium-size enterprises to optimize cash returns while maintaining liquidity of working capital. In addition, our online transaction capabilities allow us to serve our clients and facilitate transactions in a more convenient and cost-effective manner.
●	24/7 digitalized client service experience. Our client service platforms enable our relationship managers to provide 24/7 real time client services to our clients, including providing professional investment advices, guiding our clients through the investment process and providing various post-investment services. In addition, we also organize various investor education sessions and product roadshows through our online platforms, which enhances the client stickiness.
●	Automated investment management system. We developed and launched GIMSP, an automated investment management system that digitalizes almost all aspects of Gopher and Olive’s asset management business. GIMSP functions as a digitalized and structured database designed for private equity investments, which includes information on more than 8,000 potential portfolio companies. GIMSP visualizes data in a clear and systematic fashion using techniques such as knowledge mapping, allowing specialists to extract and analyze information easily amidst large volumes of documents, which is particularly helpful for private equity investments and portfolio management. Leveraging proprietary technology, GIMSP incorporates work flow engines that automate various tasks during the lifespan of investment funds, saving substantial amounts of tedious manual labor that would have otherwise been done by personnel. GIMSP is able to swiftly update its data based on information uploaded and retrieved, and shortens the lead time for commitment share mapping for targeted portfolios after capital calls, from traditional “T+N” to “T+1”, with T being the wire date, “T+1” being the date after wire date and “T+N” being a few business days after wire date. GIMSP is the first and only investment management system in the HNW wealth management services industry in mainland China to have achieved this function.
●	Intelligent investment advisory tools for relationship managers. Our upgraded CRM (client relationship management) platform is an intelligent online wealth management system that significantly improves the work efficiency and productivity of our relationship managers. In particular, our Mutual Fund Work Station, one of the key modules in our CRM platform, provides our relationship managers with in-depth and up-to-date market data, including real-time trading updates of different mutual fund products, to help them update their clients from time to time. Furthermore, leveraging big data technology and its extensive database of investment products, Mutual Fund Work Station also enables our relationship managers to quantitatively analyze expected return and risk of investment products, automatically alert risk events and generate investment recommendations based on clients’ investment preferences, expected returns and risk appetite, among others.
●	Digitalized KYC/KYA/KYP management. We have adopted a digitalized approach to manage our operations, especially our “know-your-client,” “know-your-agent” and “know-your products” practices. Based on our extensive industry knowledge and experience, we label our clients, relationship managers and products based on different segmentations, and utilize such segmentation to optimize our resource allocation. For instance, leveraging our digitalized KYC/KYA/KYP management, we are able to accurately match our products with a suitable client base, and therefore enhance our operating efficiency.

Research and Development

Our business innovations and developments are empowered by our innovative technology infrastructure and strong research and development capabilities in creating and identifying suitable investment products.

We had a dedicated research and development team of 224 employees out of the total 1,990 employees as of December 31, 2024, representing approximately 11.3% of our total workforce. Our research and development team is led by a team of visionary and experienced industry experts. It is an industry veteran team with extensive experience in software platform research and development and structuring. Core members of the team have previously worked in managerial positions at leading technology or finance companies.

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

We have made great efforts to improve our client privacy and data security systems and processes. We have built a secure Software Development Lifecycle to ensure the security of all the software systems we develop before launch. We have also established a security management framework and obtained ISO 27001 (information security management) and ISO 29151 (personally identifiable information protection) certifications issued by DNV. To ensure our compliance with applicable laws and regulations, we have also implemented a series of internal policies on cybersecurity and data protection. We collect clients’ personal information legally required for our business operations only, including account opening procedures, know-your-client and anti-money laundering review processes, as well as for their investments with us. For our daily operations, we collect and store personal identity information, including sensitive information such as client ID numbers, bank accounts information, proof of income and assets, in an encrypted form, to preserve the confidentiality of all clients’ information. We have formulated our own privacy policies that are embedded with our mobile applications and websites to inform our clients of the purposes and methods of processing personal information, the type of personal information to be processed and its retention period, as well as the procedures for the clients to exercise their rights under the Personal Information Protection Law. Before any personal information can be provided to any third parties or transferred abroad, we will inform our clients of the name and contact information of the receiving parties, the type of personal information involved, and the purposes and methods of providing such information, as well as how they can exercise their rights under applicable laws and regulations. If any sensitive personal information is to be processed, we will also inform the relevant individuals of the necessity of processing such information and the potential impact on their rights and interests.

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

Personal information of our clients will only be preserved in our server for a minimum period of time, unless otherwise required by applicable laws and regulations. We also implement multiple layers of security protections to insulate our database from unauthorized access, and use secure protocols for data transmission. Where the purpose of processing personal information has been achieved or is unable to be achieved, or the personal information is no longer necessary for achieving such purpose, we will delete relevant personal information in a timely manner. At the same time, we have specified the requirements for deleting and destroying data in our Noah Data Security Management Measures.

To reduce the risk of cyber-attacks and protect our network and computer systems, we deploy a variety of cyber security techniques, including but not limited to Network Firewall, Web Application Firewall, Anti-Virus, Host-Based Intrusion Detection System and Data Loss Prevention. We also develop and maintain a Security Operations Center, a platform to monitor and respond to all types of cyber-attacks effectively on a real-time basis. Our Security Operations Center system is designed to automatically detect suspicious activities and an alert will be instantly sent to our information security team for analysis and solutions.

To keep improving our staff’s information security awareness and reduce human factors, we have organized various internal training sessions and prepared quizzes on information security. In 2024, we conducted over 6 information security-related training sessions, covering over 1,500 employees.

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

As of December 31, 2024, we had 723 registered trademarks (575 registered trademarks in mainland China and 148 registered trademarks in Hong Kong (China), Taiwan (China), the U.S., Europe, Singapore, Canada, India, Australia and several other countries and regions), 289 registered domain names, and four issued invention patents in mainland China. Specifically, the Trademark  owned by Noah Investment has been recognized as a “Well-known Trademark” in mainland China. The trademark  owned by Gopher has also been recognized as a “Well-known Trademark” in mainland China.

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

Competition

The independent HNW wealth management services industry in mainland China is concentrated. We primarily compete with other independent HNW wealth management service providers in mainland China, which are providers primarily engaged in providing diversified investment products and comprehensive services to HNW clients and are not associated with any financial institutions. We believe that our sophisticated and loyal client base, ecosystem with product and investment partners, unique investment opportunities we provide, domestic and overseas capabilities and leading technology infrastructure provide us a competitive advantage. We also compete with private banking arms of financial institutions, typically the private banking departments of commercial banks in mainland China.

Insurance

We participate in government sponsored social security plans including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident funds. We also maintain a director and officer liability insurance policy for our board directors, executives and employees. In Hong Kong, we maintain investment structure insurance as required by the SFC. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be adequate for our existing operations and in line with that of other wealth management companies of similar size in mainland China.

Occupational Health and Safety

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the three years ended December 31, 2022, 2023 and 2024 and up to the date of this annual report, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues.

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance, or ESG, matters and take actions in our day-to-day operations and investment services. We also voluntarily release a Corporate Social Responsibility, or CSR, Report on an annual basis, which are well recognized both domestically and internationally. In 2023, we were awarded 2023 China’s Top Innovative Employer from Forbes, 2023 ESG Pioneers from Cailian Press, and 2023 Model Enterprise for CSR and ESG Responsibility from China Business Journal.

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

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the three years ended December 31, 2022, 2023 and 2024 and up to the date of this annual report, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our group.

Our 2024 Noah Holdings Limited Sustainability Report will be released in April 2025, prepared in accordance with the Appendix C2 “Environmental, Social, and Governance Reporting Code” of the Hong Kong Listing Rules. The report will also draw reference from the Global Reporting Initiative Standards issued by the Global Sustainability Standards Board, the International Financial Reporting Standards S2-Climate-related disclosures issued by the International Sustainability Standards Board, and the United Nations Sustainable Development Goals. The report will highlight our efforts in ESG matters during the period, including corporate governance, employee compensation, anti-bribery and anti-corruption, sustainable management, human capital management, client-oriented innovation and investor education, digitalization, charity as well as other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

In March 2021, Ms. Jingbo Wang, our founder and chairwomen, signed the Statement of Support for Women’s Empowerment Principles at UN Women. As of December 31, 2024, female employees accounted for 61% of our total employees and 38% of our senior management team. The average training hours of our employees are approximately 87.59 hours in the year. We endeavor to include ESG-related topics into the decision-making process of risk management, product and service development and provision, as well as marketing activities.

In October 2021, we were recognized by the international certification agency SGS and obtained ISO 14064-1:2018 (qualification and reporting of greenhouse gas emission and removal, becoming the first company in mainland China to meet the standard. The office premises we purchased in Hongqiao Transportation Hub consists of four office buildings, one of which was certified as LEED platinum level with the other three as LEED gold level by LEED certification, a globally recognized symbol of sustainability achievement and leaderships.

Since 2021, Noah’s domestic and overseas mutual fund platform, “Smile Fund” and iArk (previously named “iNoah”) have both launched special ESG zone, with a professional team that regularly updates long-term tracking to screen high-quality ESG funds for customers and create more social value while protecting their assets. As of December 31, 2024, the Smile Fund in ESG Zone had launched a total of 11 publicly offered fund products, with a cumulative fundraising amount exceeding RMB158 million.

In 2022, Rayliant and our company jointly established an ESG committee and set up ESG fundamental quantitative products, aiming to bring long-term relatively stable returns to investors through ESG strategies. As of December 31, 2024, we, our employees and clients had donated more than 387,000 saxaul trees that have been planted in Tengger Desert in China, covering more than 8,287 acres of land and helping to stabilize 3.8 square kilometers of sand. Noah also supports the “Noah Ark-Biodiversity Conservation” program in the South West China to help protect animals such as green peafowls and Asian elephants. In February 2022, the program has entered into an agreement for renting 235.6 acres of forest in Yuxi, Yunnan province, which will be used in protecting Green Peafowl and the ecological restoration of their habitat for next 20 years.

From 2015 to 2024, we organized 220 series of Noah Care courses in more than 40 cities in China, covering topics of happiness, well-being, and psychological health, which have been attended by or benefited more than 23,000 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non-resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

In April 2022, in order to help combat the serious COVID - 19 pandemic in Shanghai, we have donated a total of more than RMB2.5 million in materials, helping our employees, clients and the front - line epidemic protection institutions to overcome the hard time.

In 2024, Shanghai Noah Charity Foundation organized projects covering autism care, rural revitalization, community engagement, ecological conservation, and education donations, with total donations reaching RMB 9.3 million, a year-on-year increase of 48.67%, benefiting 10,000 people.

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

Regulations in China

Regulation on Foreign Investment

Investment activities in mainland China by foreign investors were principally governed by the Catalogue of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which were promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Encouraging Catalogue and the Negative List laid out the basic framework for foreign investment in mainland China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited”. Industries not listed in the Encouraging Catalogue or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other laws of mainland China. Under the Negative List, certain ownership requirements, requirements for senior executives and other special management measures shall apply to foreign investors with regard to the access of foreign investments in certain restricted categories, and foreign investors shall not engage in any business that falls into the prohibited categories.

On October 26, 2022, the Ministry of Commerce and the National Development and Reform Commission released the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, to replace the previous encouraging catalogue. On September 6, 2024, the Ministry of Commerce and the National Development and Reform Commission released the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), known as the 2024 Negative List, which became effective on November 1, 2024, to further reduce restrictions on the foreign investment and replace the previous negative list. Under the 2024 Negative List, foreign investment in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers, should not exceed 50% of the total equity interests.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Wholly Foreign-Owned Enterprise Law of the PRC, the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Law of the PRC on Chinese-Foreign Contractual Joint Ventures and their respective implementation rules and ancillary regulations. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition. According to the Foreign Investment Law, a foreign invested entity shall be treated no different than a domestic company, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in the “restricted” industries will be required to conform to relevant investment conditions before they can operate in such industries and foreign invested entities shall not invest in any “prohibited” industry. The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in mainland China, including, among others, that foreign investors’ funds can be freely transferred out and into the territory of mainland China, which run through the entire life cycle from the entry to the exit of foreign investment, and that a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises is to be established. If these protective rules and principles are so implemented via specific rules and regulations, it could mean that the restrictions on the injection of our company’s funds into our mainland China subsidiary and the distribution of the mainland China subsidiary’s profits and dividends to our company may further loosen. In addition, foreign investors and foreign-invested enterprises are subject to legal liabilities for failing to report their investment information in accordance with the requirements of the information reporting system to be further established. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that after the five-year grace period, foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the then current PRC Company Law and other laws and regulations governing the corporate governance. The five-year grace period has expired on December 31, 2024, after which all foreign invested enterprises shall adhere to the corporate governance structure as stipulated in the current PRC Company Law.

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

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in mainland China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 19, 2020, the Ministry of Commerce and the National Development and Reform Commission, jointly promulgated the Measures for the Security Review of Foreign Investments, or the Security Review Measures, which took effect on January 18, 2021. Pursuant to the Security Review Measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the Security Review Measures. The State establishes a working mechanism for the security review of foreign investments, the “Working Mechanism”, and be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important financial services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the mainland China shall proactively declare to the office of the Working Mechanism prior to implementation of the investments.

Regulations on Private Funds

On August 21, 2014, the CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which became effective on the same date. According to the Interim Measures, private funds refer to the investment funds established by way of raising capitals from qualified investors in a non-public manner within the territory of mainland China. The qualified investors shall be (i) institutional investors with net assets of not less than RMB10 million, (ii) individual investors with financial assets of not less than RMB3 million or the average annual income of not less than RMB500,000 for the past three years, and (iii) other types of investors that have been prescribed in the Interim Measures. The Interim Measures mainly cover the following five aspects: specifying the registration of fund manager and record-filing of private funds of all types, setting up a qualified investor system, specifying the fund raising regulations of private funds, presenting the investment operations and introducing industry self-regulation and supervision and administration measures for private funds. Apart from the Interim Measures, other laws or regulations applying to private funds shall still apply, including the Company Law of the PRC, which applies to fund managers or private funds taking the form of limited liability company or company limited by shares and the Partnership Law of the PRC, which applies to fund managers or private funds taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of no more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and bear unlimited liability for the partnership’s debts.

Since late 2015, the AMAC promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including the Administration of Information Disclosure of Private Investment Funds, the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers, Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1 to 4. These regulations have the effect of (i) expanding the self - discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record - filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.

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

On April 27, 2018, the People’s Bank of China, China Banking and Insurance Regulatory Commission, CSRC and State Administration of Foreign Exchange, or the SAFE, jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. However, if there are no such laws and regulations addressing particular topics, then the Guidance Opinions applies. On July 20, 2018, People’s Bank of China issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions and the Administrative Measures on the Operation of Private Asset Management Business of Securities and Futures Institutions, both of which have been amended on January 12, 2023. The China Banking and Insurance Regulatory Commission has also issued specific implementation rules in the industries subject to its regulation. On October 19, 2019, the National Development and Reform Commission, People’s Bank of China, Ministry of Finance, China Banking and Insurance Regulatory Commission, CSRC and SAFE jointly released the Notice on Further Clarifying the Matters Concerning Regulating Asset Management Products for Financial Institutions to Invest in Venture Capital Funds and Government-funded Industry Investment Funds, specifying how Guidance Opinions applies to venture capital funds and government-funded industry investment funds. On September 28, 2023, the AMAC issued the Instructions for the Filing of Private Investment Funds No.1 to 3 to replace the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version) issued on December 23, 2019, which reflects certain provisions set forth in the Guidance Opinions.

On February 14, 2020, the CSRC released the Decision on the Revision to the Administrative Measures for the Offering of Securities by Listed Companies, the Decision on the Revision to the Implementing Rules for Private Placement of Shares by Listed Companies and the Supervision Q&A for Offering - Supervision Requirements for Guiding and Regulating Financing Acts of List Companies (the abovementioned rules, collectively, the “Refinancing Rules (2020)”), relaxing the supervision requirements for refinancing by PRC listed companies and participation in private placement by investors. According to the Refinancing Rules (2020), the CSRC (i) shortens the lock period for transfer of the newly subscribed shares held by the subscribers; and (ii) increases the offering price discount and the maximum amount of shares for private placement etc. On February 17, 2023, the CSRC issued the Measures for the Administration of Registration of Securities Offering by Listed Companies, or the New Refinancing Measures, which took effect on the same day and replaced the Refinancing Rules (2020), the New Refinancing Measures further regulated the lock-up period for the newly subscribed shares, the maximum price and amount of shares for private placement.

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

According to the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination or approvals. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of private funds of all types are, however, required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a private fund of any type is completed. Accordingly, on February 24, 2023, the AMAC issued the New Registration and Filing Measures and the Instructions for the Filing of Private Investment Fund Managers No.1 to 3, which took effect on May 1, 2023 and replaced the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), the Notice for Private Fund Manager Registration and Answers to questions related to the registration and filing of private equity funds (IV), (XIII) and (XIIII) (collectively, the Replaced Measures). The New Registration and Filing Measures set forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds, further standardized and clarified the relevant issues and requirements relating to registration and filing of private fund managers and private funds, and the submission of private fund operation information. Besides, it also further improved the standards for the requirement in regards to the registration and filing of private fund managers and private funds, as well as the operation requirements of private fund managers. Compared with the Replaced Measures, the New Registration and Filing Measures required that private fund managers must meet the paid-in monetary capital of not less than 10 million yuan and have not less than 5 full-time employees when registering.

On July 3, 2023, the State Council promulgated the Regulations on the Supervision and Administration of Private Investment Funds, or the Private Funds Regulations, which became effective on September 1, 2023. The Private Funds Regulations aims to promote the standardized operation of private funds from the following six aspects: (i) strengthening the supervision of private fund managers, clarifying their legal duties and prohibited behaviors, private fund managers need to apply for registration with AMAC, and ensure that they meet the continuous operation requirements and have the corresponding ability to engage in private fund management; senior executives shall also meet the professional requirements and receive compliance and professional ability training in accordance with relevant regulations; (ii) standardizing the requirements for fundraising and filing, firmly adhering to the bottom line of non-public and qualified investors in fundraising business activities, implementing see-through way of supervision, and strengthening the investor suitability management; (iii) clarifying the scope of private fund investment and negative list, making institutional arrangements for professional management and related transaction management to safeguard the legitimate rights and interests of investors; (iv) clarifying the market-based exit mechanism; (v) enriching the means of supervision during and after the incident, and increase punishment for violations of laws and regulations. The Private Funds Regulations makes clear that the CSRC can take measures including on-site inspection, investigation and collection of evidence, account inquiry, access, copy and seal the information involved. If a private fund manager is found to violate relevant laws and regulations, measures such as ordering business suspension, replacing personnel, compulsory audit and takeover can be taken by the CSRC.

On April 30, 2024, the AMAC issued the Guidelines for the Operation of Private Securities Investment Funds, or the Operation Guidelines, which comprehensively regulate the fundraising, investment, operation and other aspects of private securities investment funds. The Operation Guidelines clearly stipulate that the aggregate investment exposure of one private securities investment fund to a single underlying asset shall not exceed 25% of the fund’s net asset value, and the funds of a single private securities investment fund invested in the same asset shall not exceed 25% of the net assets of the fund, and the cumulative exposure across all private securities investment funds managed by the same manager to a single underlying asset shall not exceed 25% of the total market value of such asset. Additionally, except as otherwise provided by the CSRC or the AMAC, the combined shares of a single listed company held by the self-owned funds of private securities investment fund managers under the same actual controller, all private securities investment funds under their management, and all asset management products for which they act as investment advisors shall not, in aggregate, exceed 30% of the listed company’s tradable shares.

Regulations on Fund Distribution

On August 28, 2020, the CSRC issued the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures, which came into effect on October 1, 2020 and replaced the previous regulations issued in 2013. According to the Supervision Measures, fund distribution refers to the activities of opening fund trading accounts for investors, promoting and marketing funds, handling the issuance, subscription, and redemption of fund shares and providing access to query information on fund trading accounts, etc. The Supervision Measures set out various requirements on fund distribution institutions distributing publicly-raised securities investment funds as well as privately-raised securities investment funds, including registration, operational standards, internal control and risk management. Fund distribution institutions fund distribution institutions, including commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions, shall register with the CSRC or its local branches and obtain the relevant fund distribution license in order to carry out fund distribution services. The Supervision Measures provide that independent fund distribution institutions shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, and no other business shall be engaged, except as otherwise prescribed by the CSRC. In addition, pursuant to the Provisions on the Implementation of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund issued by the CSRC on August 28, 2020 and effective from October 1, 2020, an independent fund distribution institution engaging in the distribution of products other than publicly-raised securities investment funds and privately-raised securities investment funds shall, within two years from the implementation date of the Supervision Measures, complete the rectification, and during the rectification period, cut the scale of holdings of relevant products under distribution in an orderly manner and after the expiration of the rectification period, only provide services for existing shares held by relevant stock product investors.

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

Regulations on Microloan Business

The Guidance on the Pilot Establishment of Microloan Companies, jointly promulgated by the China Banking Regulatory Commission, or the CBRC, and the People’s Bank of China on May 4, 2008, allows provincial governments to approve the establishment of microloan companies on a trial basis. This guidance set the basic principles and requirements to set up microloan company, which requires that the registered capital shall be fully paid in and that the capital from one individual, entity or other association (including the capital from affiliates) shall not exceed 10% of the total registered capital.

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

On December 31, 2024, the National Financial Regulatory Administration (NFRA) issued the Interim Measures for the Supervision and Administration of Microloan Companies, or the Microloan Companies Measures, which replaces the former regulation issued in 2020. The Microloan Companies Measures integrates online microloan companies into a centralized regulatory framework, and establishes central-local regulatory coordination where NFRA sets overarching rules while local financial authorities oversee market entry and daily supervision. Additionally, it prohibits cross-provincial operations, establishes a negative list (e.g., bans on public deposit-taking and license leasing), standardizes interest practices (e.g., mandatory disclosure of annualized rates, prohibition of upfront fee deductions or “kantouxī”), and enhances corporate governance of microloan companies with mandatory risk reserve funds, asset classification systems, and technological infrastructure upgrades to mitigate tech-related risks. Moreover, the Microloan Companies Measures introduces dedicated rules prohibiting predatory lending inducements and abusive debt collection practices for consumer protection, and sets up differentiated mechanisms for non-compliant operators (e.g., uncontactable or rule-violating entities).

Regulations on Internet Financial Services

Due to the relatively short history of the Internet financial service industry in mainland China, the PRC government has not adopted a clear regulatory framework governing the industry. There are ad hoc laws and regulations applicable to elements of Internet financial service-related businesses, such as laws and regulations governing value-added telecommunication services.

On July 14, 2015, the People’s Bank of China together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to Internet financial services titled the Guidelines on Promoting the Healthy Development of Internet Finance. On April 12, 2016, the General Office of the PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks, or the Rectification Implementation Plan. These guidelines introduced formally for the first time the regulatory framework and basic principles for Internet financial services industry in mainland China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation.” These guidelines further stated the definitions and basic principles for Internet financial services in the areas of Internet payment, Internet fund distribution and others.

These guidelines also specified several basic rules for Internet financial services industry administration, such as: (i) any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (ii) unless otherwise specified, an industry player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and manage client funds and its proprietary funds under separate accounts; and (iii) such industry player shall comply with basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money laundering. The Rectification Implementation Plan further provides that: (i) the regulators will adopt the see-through way of supervision; and (ii) the non-financial institutions, or the enterprises which do not carry out financial business, shall not use the wordings, such as “exchange,” “finance,” “asset management,” “wealth management,” “fund,” “fund management,” “investment management,” “equity investment fund,” “online lending,” “peer-to-peer,” “equity crowd-funding,” “Internet insurance,” “payment” or the like, as their enterprise name or registered business. If the enterprise chooses to use the aforementioned word/words, the Administration of Industry and Commerce will inform the financial regulators.

Regulations Relating to Cyber Security

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social ethics, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor or interests, or infringe on the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within mainland China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On September 14, 2022, the CAC published a draft amendment to the Cyber Security Law for public comment, or the Draft Amendment, which was formulated to align the Cyber Security Law with several new laws that were released after the Cyber Security Law came into effect in June 2017, including the Administrative Punishment Law, the Data Security Law, and the Personal Information Protection Law, all of which were adopted or amended in 2021. The Draft Amendment mainly proposes revisions on legal responsibility to adjust the types and ranges of administrative penalties for violating the Cyber Security Law and to align them with other laws. Generally, the fines and penalties to be imposed by Chinese cyberspace regulators have been significantly increased and expanded.

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

Furthermore, on September 24, 2024, the PRC State Council promulgated the Regulations on the Administration of Cyber Data Security, which took effect on January 1, 2025. The Regulations on the Administration of Cyber Data Security introduces dynamic criteria for defining “important data” based on sector-specific risks and regional factors, mandates enhanced protections for generative AI training datasets, and refines cross-border data transfer rules by adding exemptions for scenarios like fulfilling legal obligations. Notably, it establishes a tiered supervision framework where provincial authorities verify important data classifications, and mandates real-time reporting of security incidents involving national interests within 24 hours, and data processors shall, in accordance with relevant state provisions, apply for national security review when carrying out data processing activities that affect or may affect national security.

On February 27, 2023, CSRC promulgated the Measures for the Administration of Cybersecurity and Information Security in the Securities and Futures Industries, or the Securities and Futures Cybersecurity Measures, which became effective on May 1, 2023. The Securities and Futures Cybersecurity Measures shall apply to the construction, operation, maintenance and use of Internet and information systems by securities companies, futures companies, fund management companies and other securities and futures operating institutions in mainland China, putting forward detailed requirements regarding investors’ personal information protection and operation, promotion, development and emergency response of Internet and information security.

On December 27, 2024, the NFRA promulgated the Measures for Data Security Management of Banks and Insurance Institutions, which apply to all banks, insurance institutions, financial asset management companies, enterprise group finance companies, financial leasing companies, auto finance companies, consumer finance companies, currency brokerage companies, trust companies, and wealth management companies that are established within PRC, implements data classification and tiered management, enhances lifecycle controls requiring security assessments, anonymization, and operational log retention for sensitive data, reaffirms authorization and consent principles for personal information protection including explicit consent for intra-group data sharing, and establishes a dual regulatory mechanism requiring pre-reporting of sensitive data transfers, annual risk assessments, and mandatory reporting of security incidents within two hours.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit internet content provider, or ICP, service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, an ICP service operator may not collect any user’s personal information or provide any such information to third parties without the consent of the user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the user personal information, and in the case of any leak or potential leak of the user’s personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MIIT in July 2013, any collection and use of user’s personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. On February 13, 2020, the People’s Bank of China issued Personal Financial Information Protection Technical Specification, which sets forth the security protection requirements, including the security technology requirements and security management requirements, for the collection, transmission, storage, use, deletion, destroying and other aspects of the personal financial information. In addition, the State Administration for Market Regulation and Standardization Administration issued the Standard of Information Security Technology-Personal Information Security Specification (2020 edition), which took effect on October 1, 2020. Pursuant to the standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, to obtain the information provider’s consent prior to collection of such data.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

In addition, the Regulations on the Administration of Cyber Data Security also provides for key regulations in personal information and privacy protection. It explicitly prohibits network data processors from obtaining user consent through misleading, fraudulent, or coercive means, requires separate consent for processing sensitive personal information, and for the first time categorizes minors’ data as sensitive. It also introduces right to data portability, allowing users to request platforms to transfer their data under technically feasible conditions, and strengthen oversight of automated decision-making by prohibiting algorithms from imposing unreasonable differential treatment on transaction price. Furthermore, the Provisions on Promoting and Regulating Cross-border Data Flows optimizes data export mechanisms by exempting data outside Free Trade Zone negative lists from security assessments and raising the threshold for non-sensitive personal data exports from 100,000 to 1 million individuals. These updates establish a more refined compliance framework on Internet Privacy protection, achieving breakthroughs in scenario-based exemptions, enhanced cross-border flow efficiency, and strengthened platform accountability.

On February 12, 2025, the Cyberspace Administration of China issued the Administrative Measures for Personal Information Protection Compliance Audits, which will take effect on May 1, 2025. The Administrative Measures for Personal Information Protection Compliance Audits stipulates that personal information processors conducting compliance audits for personal information protection on their own initiative must perform such audits periodically, either through internal departments or by engaging third-party professional agencies, to assess their compliance with laws and administrative regulations in their personal information processing activities. It specifies the audit scope, including whether the collection, storage, use, and sharing of personal information comply with legal and regulatory requirements, defines audit methods such as document review, on-site inspection, and technical testing, and details the audit procedures—from the development of audit plans to the issuance of audit reports—to ensure enterprises adhere to standards when processing personal information.

Regulations Relating to Data Cross-border Transfer

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which took effect on September 1, 2022 and requires that any data processor providing important data collected and generated during operations within the territory of mainland China or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Security Assessment Measures provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contain important data collected and generated by data processors; (ii) where the data to be transferred to an overseas recipient are personal information collected and generated by operators of critical information infrastructure or data processors processing over one million users’ individual information; (iii) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively since January 1 of the previous year; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

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

On February 22, 2023, the CAC promulgated the Measures for Standard Contract for Outbound Data Transfer of Personal Information, or the Measures, which came into effect on June 1, 2023. The Measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the Measures, in the cases where the personal information processor provides personal information abroad by concluding a standard contract, the contract shall be concluded in strict compliance with the form Standard Contract that is attached as an annex to the Measures. The Measures further provide that personal information processors may agree on other terms with overseas recipients, but they shall not conflict with the Standard Contract. According to the Measures, the personal information processor shall, within ten working days from the effective date of the standard contract, file with the local provincial cyberspace administration and submit the standard contract and personal information protection impact assessment report for record.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which introduces key regulatory adjustments including expanded exemptions for non-sensitive data in scenarios like international trade and cross-border logistics, a negative list system allowing free trade zones to customize localized data control frameworks, and adjusted compliance thresholds (e.g., raising the security assessment trigger for non-sensitive personal data exports from 100,000 to 1 million individuals annually). These adjustments aim to balance security with streamlined compliance, fostering global data flows while safeguarding critical information. At the same day, the CAC promulgated the second edition of the Guide to Applications for Security Assessment of Outbound Data Transfers. The updated Guide raises the compliance threshold for non-sensitive personal data exports from 100,000 to 1 million individuals annually, introduces a unified online submission platform, and mandates standardized documentation with specific formatting requirements.

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress promulgated the Labor Contract Law of the PRC, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such employees are deprived of such vacation time by employers, unless the employees waive such vacation days in writing.

Enterprises in mainland China are required by laws and regulations of mainland China to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions by such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund issued by the State Council on March 24, 2002 and last amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations on Tax

Mainland China Enterprise Income Tax

The mainland China enterprise income tax is calculated based on the taxable income determined under the laws and accounting standards of mainland China. On March 16, 2007, the National People’s Congress of China enacted Law of the PRC on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated Implementing Regulations of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, which also became effective on January 1, 2008 and was further amended on April 23, 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including Foreign Investment Enterprises, or FIEs, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside mainland China with their “de facto management bodies” located within mainland China may be considered mainland China resident enterprises and therefore subject to mainland China enterprise income tax at the rate of 25% of their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese-Holding Enterprise Incorporated Overseas as a Resident Enterprise in accordance with the Actual Standards of Organizational Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009, provides that a foreign enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within mainland China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China ; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) not less than half of the enterprise’s directors or senior management with voting rights reside in mainland China. Although the circular only applies to offshore enterprises controlled by mainland China enterprises and not those controlled by mainland China individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

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

In addition, on November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax. According to the Provisional Regulations of the PRC on Value-added Tax and this order, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of mainland China are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates and the Circular on Unifying the Criteria for Small-scale Value-added Tax Payers, which became effective on May 1, 2018. Pursuant to these circulars, the deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods were adjusted to 16% and 10%, respectively. In addition, the small-scale VAT taxpayer are now defined as those whose annual sales are no more than RMB5 million.

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market. Pursuant to this circular, effective from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions or establishments that are set up within mainland China by overseas institutions if such income has an actual connection with the institutions or establishments. On November 22, 2021, the Ministry of Finance and the SAT jointly issued the Notice on Continuing the Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market, which extends the effective period of aforesaid temporary exemption of enterprise income tax to December 31, 2025. On March 20, 2019, the Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019. Under this circular, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets; (iii) taxpayers of manufacturing and living service industries shall be allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from April 1, 2019 to December 31, 2021.

On December 25, 2024, the Standing Committee of the National People’s Congress of China promulgated the Value-added Tax Law, which will take effect on January 1, 2026. The Value-added Tax Law consolidates China’s VAT system into a unified legal framework, maintaining the current three-tier VAT rates (13%, 9%, and 6%) while introducing key reforms to enhance compliance and adapt to economic needs, and also clarifies small-scale taxpayer thresholds (annual sales under RMB 5 million) and modernizes administration by promoting e-invoices and allowing residence-based tax filings. These changes aim to balance tax neutrality with anti-avoidance measures, reflecting China’s commitment to aligning its fiscal system with OECD consumption tax principles. Specifically, Value-added Tax Law provides that financial products are subject to VAT where they are domestically issued or sold by domestic entities, which clarifies the tax jurisdiction over overseas financial products and related business, requiring cross-border financial transactions to reassess their tax obligations.

Dividend Withholding Tax

Pursuant to the EIT Law and the EIT Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in mainland China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive from our mainland China subsidiaries directly or indirectly. Since there is no such tax treaty between mainland China and the Cayman Islands, dividends we receive from our mainland China subsidiaries will generally be subject to a 10% withholding tax.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-mainland China tax resident enterprise directly holds at least 25% equity interests in a mainland China enterprise, the withholding tax rate in respect of the payment of dividends by such mainland China enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, issued on February 20, 2009, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such mainland China resident enterprise; and (ii) it should directly own such percentage in the mainland China resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT, or SAT Circular 60, on August 27, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. However, according to the SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On February 3, 2018, the SAT issued the Announcement of the SAT on Issues concerning the “Beneficial Owner” in Tax Treaties, which clarifies the interpretation of the beneficial ownership requirement in the dividends, interest and royalty articles of Chinese double tax agreements and provides a more flexible guidance to determine whether the applicant engages in substantive business activities.

On September 29, 2018, the Ministry of Finance, SAT, National Development and Reform Commission and Ministry of Commerce jointly released the Notice on Expanding the Application Scope of Withholding Tax Deferral Treatment on Direct Reinvestments Made by Foreign Investors to further encourage foreign investments in mainland China. According to this circular, when certain conditions are met, increase of paid-in capital/capital reserve in the existing investee company by its foreign investor using its attributable/distributable profits is considered a direct equity investment and withholding tax deferral treatment may apply.

U.S. Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), withholding at a rate of 30% will generally be required on certain U.S.-source payments made to certain non-U.S. entities (including investment funds and non-U.S. entities acting as intermediaries). In general, the 30% withholding tax applies to certain payments made to a non-U.S. entity unless (i) the non-U.S. entity is a “foreign financial institution” and the non-U.S. entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the non-U.S. entity is a “non-financial foreign entity” and the non-U.S. entity identifies certain of its U.S. investors or provides certification that it does not have any such investors, or (iii) the non-U.S. entity is otherwise exempt from FATCA. An intergovernmental agreement between the United States and another country may also modify these requirements. The Cayman Islands has entered into a Model 1 intergovernmental agreement with the United States, which gives effect to the automatic tax information exchange requirements of FATCA, and a similar intergovernmental agreement with the United Kingdom. We will be required to comply with the Cayman Islands Tax Information Authority Law (2014 Revision) (as amended) together with regulations and guidance notes made pursuant to such law that give effect to the intergovernmental agreements with the United States and the United Kingdom. We do not believe FATCA will have a material impact on its business or operations, but because FATCA is particularly complex and the intergovernmental agreement with mainland China, though agreed to in substance, has not been published, and mainland China’s regulations or guidance notes have not been published, we cannot assure you that it will not be adversely affected by this legislation in the future.

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

On May 9, 2017, the SAT, Ministry of Finance, People’s Bank of China, CBRC, CSRC, and CIRC promulgated the Administrative Measures on Due Diligence Checks on Tax-related Information of Non-residents’ Financial Accounts, or the CRS Due Diligence Measures, which requires that financial institutions shall register with the SAT official website and report the information in a timely manner. As the CRS Due Diligence Measures requires, the private fund in the form of limited partnership or limited liability company and its fund manager are defined as qualified financial institution; the foregoing private funds and fund managers and other qualified financial institutions prescribed in the CRS Due Diligence Measures shall comply with their obligations thereunder. Several subsidiaries of our company, as well as the private funds under our management, have complied with the CRS Due Diligence Measures and reported to the SAT as required. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between mainland China and Hong Kong became effective. Hong Kong and mainland China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information.

Regulations on Foreign Exchange

Foreign exchange regulations in mainland China are primarily governed by the following rules:

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

Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents required and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by FIEs outside of mainland China are also subject to limitations, including approval by regulatory government bodies like the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

On May 11, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in mainland China shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in mainland China. Banks shall process foreign exchange business relating to the direct investment in mainland China based on the registration information provided by SAFE and its branches.

On March 30, 2015, the SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which took effect and replaced previous regulations from June 1, 2015, and last amended on March 23, 2023. Pursuant to this circular, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation of the enterprise within the business scope at its will and the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within mainland China provided that such usage shall fall into the business scope of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although this circular allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in mainland China, the restrictions continue to apply as to foreign- invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. If the Consolidated Affiliated Entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the Consolidated Affiliated Entities’ operations will be subject to statutory limits and restrictions, including those described above. On June 9, 2016, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, last amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, the SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, pursuant to which all foreign-invested enterprises can make equity investments in mainland China with their capital funds in accordance with laws and regulations. On April 10, 2020, the SAFE promulgated Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, which took effect on the same date. According to the SAFE Circular 8, under the prerequisite of ensuring true and compliant use of funds and compliance with the prevailing administrative provisions on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc. for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction.

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

Regulations on Dividend Distribution

As the Foreign Investment Law came into effect on January 1, 2020, the principal regulations governing dividend distributions of wholly foreign-owned companies include the PRC Company Law, the EIT Law, and its implementation rules.

Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland China company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A mainland China company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Offshore Investment by mainland China Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or the SAFE Circular 37, which terminated the Circular on Relevant Issues Concerning Foreign Exchange Administration on PRC Residents’ Financing and Round-Trip Investment via Offshore Special Purpose Vehicles, and became effective on the same date. The SAFE Circular 37 and its detailed guidelines require mainland China residents to register with the local branch of the SAFE before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the special purpose vehicles, such as any change relating to its individual mainland China resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual mainland China resident shareholders, a share transfer or exchange of the shares in the special purpose vehicles, or a merger or split of the special purpose vehicles, the mainland China resident must register such changes with the local branch of SAFE on a timely basis.

On February 13, 2015, the SAFE further enacted the SAFE Circular 13 which took effect on June 1, 2015 and was further amended on December 30, 2019. The SAFE Circular 13 has delegated to the qualified banks the authority to register all mainland China residents or entities’ investment and financing in special purpose vehicles pursuant to the SAFE Circular 37, except that those mainland China residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch. In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. In addition, the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Moreover, failure to comply with various SAFE registration requirements described above would result in liability for foreign exchange evasion under the laws of mainland China.

Regulations on Stock Incentive Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On January 5, 2007, the SAFE issued the Implementing Rules of the Administrative Measures for Personal Foreign Exchange (last amended on March 23, 2023), which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the Stock Incentive Plan Rules, which terminated the Operation Rules on the Foreign Exchange Administration of the Participation of Domestic Individuals in Overseas Listed Companies’ Employee Stock Ownership Plans and Share Option Schemes issued by the SAFE on March 28, 2007. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans or stock option plans of overseas listed companies.

According to the Stock Incentive Plan Rules, if mainland China “domestic individuals” (both mainland China residents and non-mainland China residents who reside in mainland China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a mainland China domestic qualified agent, which could be the mainland China subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. With the SAFE registration certificate for stock incentive plan, the mainland China domestic qualified agent shall open a special foreign exchange account at a mainland China domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. Such mainland China individuals’ foreign exchange income received from the sale of stock and dividends distributed by the overseas listed company and any other income shall be fully remitted into a special foreign currency account opened and managed by the mainland China domestic qualified agent before distribution to such individuals.

Regulations on Securities Offering and Listing Outside of the PRC

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, as well as five supporting guidelines, or, together with Trial Measures, the Filing Measures, which came into effect on March 31, 2023 to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.

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

Regulations in Hong Kong

Securities and Futures Ordinance (Cap. 571 of Hong Kong Legislation), or SFO

Licensed entities that conduct regulated activities within the meaning of the SFO in Hong Kong are regulated by the SFC, a statutory body independent from the government of Hong Kong to regulate Hong Kong’s securities and futures markets. It is funded mainly by transaction levies and licensing fees.

Under the SFO, any corporation carrying on one or more regulated activities must apply to the SFC for a license in respect of the regulated activities that they plan to carry on, and any individual who carries on one or more regulated activities on behalf of a licensed corporation is also required to apply for approval as a “licensed representative” accredited to that corporation.

Ark Group Holdings (Hong Kong) Limited, our wholly owned subsidiary, was licensed with the SFC on January 4, 2012 to carry out Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management), its CE Number is: AYC880. Ark Group Holdings (Hong Kong) Limited serves as an offshore product and service center which offers wealth management and asset management services to professional investors as defined in the SFO. With the aforementioned licenses in place, Ark Group Holdings (Hong Kong) Limited is able to provide investment advisory services and distribute, offer and manage investment products for our clients in Hong Kong.

Olive Asset Management (Hong Kong) Limited, our wholly owned subsidiary, was licensed with the SFC on June 14, 2019 to carry out Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management), its CE Number is: BOC542.

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

The Client Securities/Money Rules provide guidelines on the treatment of client assets and how they should be properly safeguarded. The Code of Conduct sets out the general conduct requirements for licensed persons and other regulatory expectations on topics such as KYC, diligence, responsibility of senior management and conflicts of interest. The Guideline on AML set outs the requirements and the standards on the subjects of AML and counter-terrorist financing, or CTF, and practical guidance to assist licensed persons and their senior management in designing and implementing policies, procedures and controls in the relevant operational areas, taking into consideration their special circumstances so as to meet the relevant AML/CTF statutory and regulatory requirements.

The suitability circulars/FAQs outline the general requirements and factors to be considered when providing investment advice to clients.

The FM Code of Conduct sets out conduct requirements for licensed persons whose business involves the discretionary management of collective investment schemes and/or discretionary accounts.

Insurance Ordinance (Cap. 41 of Hong Kong Legislation)

Glory Insurance (Hong Kong) Limited is validly registered with the Insurance Authority as an authorized insurance broker from 2014 to carry on long term business (excluding linked long term business). Under the new regulatory regime, Glory Insurance (Hong Kong) Limited is deemed to be a licensed insurance intermediary as a licensed insurance broker company for a period of 3 years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance. Glory Insurance (Hong Kong) Limited is permitted to carry on the Long Term Business (excluding linked long term) within the meaning of the Insurance Ordinance. As an insurance broker, Glory Insurance (Hong Kong) Limited must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by IA.

Minz Insurance Brokers Limited is licensed as an insurance broker since 2020 to carry on general and long term business (including linked long term business).

Trustee Ordinance (Cap. 29 of Hong Kong Legislation)

ARK Trust (Hong Kong) Limited and Lightstone Trust (Hong Kong) Limited have complied with the requirements of section 77 of the Trustee Ordinance and has been registered with the Registry for Trust and Company Service Providers (TCSP) as a trust company since 2018 and 2020, respectively. Ark Corporate Services (Hong Kong) Limited is also licensed with the TCSP to carry on corporate services since 2018.

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and Consolidated Affiliated Entities in mainland China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and Consolidated Affiliated Entities, as of December 31, 2024:

			Percentage
		Place of	of
	Date of Incorporation	Incorporation	Ownership
Noah Upright Fund Distribution Co., Ltd.	November 18, 2003	PRC	100%
Shanghai Noah Investment (Group) Co., Ltd.	August 24, 2007	PRC	100%
Glory insurance (Hong Kong) Limited (formerly known as “Noah Insurance (Hong Kong) Limited”)	January 3, 2011	Hong Kong	100%
Ark Group Holdings (Hong Kong) Limited (formerly known as “Noah Holdings (Hong Kong) Limited”)	September 1, 2011	Hong Kong	100%
Gopher Capital GP Limited	May 11, 2012	Cayman Islands	100%
Wuhu Fangtiao Technology Co., Ltd.	November 28, 2019	PRC	100%
Shanghai Nuohong Real Estate Co., Ltd.	May 30, 2013	PRC	100%
Ark Group International (Hong Kong) Limited (formerly known as “Noah International (Hong Kong) Limited”)	January 7, 2015	Hong Kong	100%
Gopher Asset Management Co., Ltd.	February 9, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Asset Management Co., Ltd.	December 14, 2012	PRC	Controlled under the Contractual Arrangement
Shanghai Gopher Massa Asset Management Co., Ltd.	June 29, 2015	PRC	Controlled under the Contractual Arrangement

Our corporate structure, for the purpose of reflecting Noah Holdings Limited and its relationship with its significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, as well as the Consolidated Affiliated Entities, is as follows:

Note:

(1)	The registered shareholders of Noah Investment consisted of (i) Ms. Jingbo Wang, (ii) Mr. Zhe Yin, (iii) Mr. Boquan He, (iv) Ms. Xinjun Zhang, (v) Ms. Yan Wei, and (vi) Ms. Qianghua Yan, collectively referred to by us as the Registered Shareholders.
(2)	Our company indirectly held all the equity interests in Shanghai Nuohong through certain insignificant subsidiaries.
(3)	Wuhu Fangtiao Technology Co., Ltd. was indirectly held as to 100% by Noah Upright.
(4)	Shanghai Gopher was directly held as to 80% by Gopher Asset Management Co., Ltd. and indirectly held as to 20% by Noah Investment.

Contractual Arrangements

Exclusive Option Agreement. Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007, or the Exclusive Option Agreement, the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by the laws of mainland China. The purchase price shall be the higher of the minimum amount required by the laws of mainland China or an amount determined by Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent. The term of this exclusive option agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by the parties thereunder. In June 2022, the Registered Shareholders have amended the Exclusive Option Agreement, removing the above ten-year term and the automatic renewal arrangement, upon which the Exclusive Option Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder.

Exclusive Support Service Agreement. Pursuant to the exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007, or the Exclusive Support Service Agreement, Noah Investment engages Noah Group as its exclusive technical and operational consultant to support Noah Investment’s operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees, or the License Fee, at the rates set by the board of Noah Group. The term of the Exclusive Support Service Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if no objection by each party thereunder. In June 2022, Noah Investment and the Registered Shareholders have amended the Exclusive Support Service Agreement, removing the above ten year term and the automatic renewal arrangement, upon which the Exclusive Support Service Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the Exclusive Option Agreement.

Share Pledge Agreement. Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007, or the Share Pledge Agreement, the Registered Shareholders pledged all of their equity interests in Noah Investment, or the Pledge Equity Interests, to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement. and Noah Investment’s obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The term of the share pledge is same as that of Exclusive Option Agreement. The share pledges under the Share Pledge Agreement have been registered with competent branches of the State Administration for Market Regulation.

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

In the opinion of Zhong Lun Law Firm, our mainland China legal counsel:

●	the ownership structure of Noah Investment and Noah Group does not result in a violation of any applicable laws and regulations of mainland China currently in effect; and

●	the Contractual Arrangements among Noah Group, Noah Investment, and the Registered Shareholders governed by the laws of mainland China are valid, legal and binding, and do not result in a violation of any applicable laws or regulations of mainland China currently in effect.

We have been advised by our mainland China legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China, and accordingly, the PRC regulatory authorities or courts may take a view that is contrary to the above opinion of our mainland China legal counsel. It is uncertain whether any other new laws or regulations of mainland China relating to contractual arrangements will be adopted or if adopted, what they would provide. If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future laws or regulations of mainland China, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure—We are a Cayman Islands holding company primarily operating in mainland China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in mainland China. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to such agreements that establish the Contractual Arrangements for a portion of our mainland China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that such agreements do not comply with laws, regulations, and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.”

D.	Property, Plants and Equipment

Our principal executive offices are located in our owned office premise with a gross floor area of approximately 72,000 square meters at No.218, Shaohong Road, No.1226 and No.1256, South Shenbin Road, Minhang District, Shanghai, People’s Republic of China. As of December 31, 2024, we owned a total of two properties, with one property for office premises in Suzhou and one property used as our headquarters purchased in May 2021. As of December 31, 2024, we also leased offices in Hong Kong (China), Los Angeles, Silicon Valley, New York and Singapore, as well as leased offices for our service centers and headquarters across mainland China. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Factors Affecting Our Results of Operations

Our business is affected by factors relating to general economic conditions and the HNW wealth management services industry in mainland China and other jurisdictions in which we operate, including:

●	Levels of individual investable financial assets and HNW population in mainland China. We have benefited from the overall economic growth of mainland China and the corresponding increased levels of individual investable financial assets and growing HNW population. The growth of HNW wealth management services industry depends on the continuation of these trends.
●	Client awareness of HNW wealth management services. As Chinese HNW individuals become more sophisticated with respect to their investment strategies and utilizing the value-added services provided by wealth management providers, an increasing number of qualified and experienced wealth management service providers have focused on the development and innovation of investment products, which will further boost the development of the industry.
●	Development of capital markets in mainland China. Recent reforms in the capital markets of mainland China, including establishment of the Shanghai Stock Exchange Science and Technology Innovation Board, the Beijing Stock Exchange and registration-based IPO regime, provide greater exit opportunities for private equity investments. The opening-up to foreign investments also facilitates globalization of mainland China’s capital market and encourages more trading and investment activities. These developments have in turn driven an expansion in the supply of investment products, both of which has furthered the growth of the HNW wealth management services industry.
●	Macroeconomics and secondary market. Changes in investment demand or investment preferences brought about by factors such as perceived or actual general economic conditions in mainland China and globally, including but not limited to changes in interest rates, inflation and political uncertainty, or performance of the secondary market could affect demand of our clients for our investment products and our operating results. Furthermore, as a portion of our revenues come from performance-based fees earned by investment product partners, our performance is particularly sensitive to cycles in the secondary market as our investment products primarily consist of mutual fund products and private secondary products. An active and booming secondary market generally provides more exit opportunities for our investments, better investment returns for our clients and more performance-based fees for us.
●	Regulatory and policy changes. The wealth management and asset management markets are subject to extensive governmental regulation and policy changes, which may have a material impact on our performance. In particular, in recent years, PRC regulatory authorities published a series of new rules that restrict the issuance of non-standardized credit products, which had a material impact on our product mix, and accordingly affected our revenue structure and operating performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Because the laws and regulations governing the industries of wealth management, asset management and other businesses in mainland China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.”

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following Company-specific factors:

●	Our ability to expand our client base and enhance client loyalty. Our revenue growth has been driven primarily by the increasing number of clients we serve, especially core clients including diamond and black card clients, and the investment products we offer or distribute to these clients. We maintain and expand our client base primarily through our dedicated team of relationship managers and strategic client center. We strive to enhance our client loyalty by offering attractive investment products, smooth and convenient investment process, various online and offline investor education and other client events.

●	Our ability to increase transaction value, AUM and service fee rates. We generate revenues from the transaction value of investment products we distribute and the AUM we manage. Our ability to maintain and increase our transaction value, AUM and service fee rates in turn depends on the following factors:
●	Our ability to enhance cooperation with product partners and investment partners. We rely on cooperation with our product partners and investment partners to provide investment products to our clients, and we generate a majority of our revenues from services fees paid by our product partners and investment partners. Our ability to collaborate with leading product partners and investment partners affects our ability to offer attractive products to our clients, maintain and increase our client base, grow our transaction value and AUM and obtain a resilient and favorable revenue structure. In addition, our continued success also depends on our ability to negotiate favorable service fee rates with our product partners and investment partners.
●	Our ability to grow our AUM and enhance the performance of investments managed by Gopher and Olive. We generate a substantial portion of revenue from our asset management business, which correspond directly to our domestic and overseas AUM, respectively. Our ability to grow our AUM depends on Gopher and Olive’s investment performance. To the extent that Gopher and Olive’s historical investment performance is not satisfactory, or that Gopher and Olive’s future investment performance is perceived to worsen in either relative or absolute terms, the revenue and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.
●	Our ability to optimize our product mix. As a multi-asset allocator, our ability to adjust and transform our product mix due to evolving economic conditions, risk appetite of our clients and regulatory environment is vital to our business growth. We typically charge different fee rates for different kinds of products we distribute or manage, and our profitability could vary depending on the mix our product offerings.
●	Our ability to innovate and effectively invest in technology. Our ability to innovate our products and value-added services and continue investing effectively in technology is key to improving our client experience and enhance client intention and loyalty. By investing in our technology platforms and fulfillment infrastructure cost-efficiently, we also strive to increase our operating efficiency, which also affects our results of operations.
●	Our ability to manage risks. Our business operation exposes us to a number of risks, including economic fluctuations, unexpected legal or regulatory changes as well as risks related to our product partners and investment, investment portfolios of the products we distribute or offer, and other business counterparties. Our performance depends on our ability to foresee, identify and effectively manage these risks. In the event of any default or unsatisfactory performance of the investment products we distribute or offer, our performance may be negatively affected even if we do not guarantee the return of the investment products. We have developed various risk management and internal control policies and procedures tailored to the characteristics of our business operations. To manage our investments, we have also established and implemented treasury management policies and procedures. For details of our risk management and internal control policies, see “Item 4 Information on the Company- B. Business Overview- Risk Management and Internal Control.”
●	Our ability to enhance efficiency and productivity. The growth of our business will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our ability to streamline our operational human resources and improve efficiency of our relationship managers is key to our success.
●	Our ability to recruit and retain our relationship managers in our “Noah Triangles” solution service team. We rely on our relationship managers in our “Noah Triangles” solution service team to distribute investment products and provide asset allocation and comprehensive services to our clients, from which we derive substantially all of our revenues. Our ability to recruit and retain sufficient high quality relationship managers in our “Noah Triangles” solution service team in a cost-effective manner is crucial to our results of operation.

●	Our ability to further expand globally. In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built Olive to identify and source USD-denominated private equity funds and private secondary investment products for offshore individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on U.S. real estate investments. Over the past two years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. With the successful launch of Olive in 2024, we believe our global opportunity is significant and we will continue to expand the reach and scope of our products and services in global markets by collaborating with overseas partners and building the depth of our overseas portfolio.

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

Transaction Value

Transaction value is an operating metric specifically related to our wealth management business. It refers to the aggregate value of the investment products we distribute in a given period, which in turn affects the amount of our revenue, primarily one-time commissions and recurring service fees. We provide to our clients four types of investment products that are originated and distributed in and outside of mainland China, (i) mutual fund products, (ii) private secondary products, (iii) private equity products, and (iv) other products we distribute, provide or manage but cannot be classified into any of the above product categories. The product type determines whether we can receive one-time commissions, recurring service fees and/or performance-based income. For most investment products, we are entitled to one-time commissions and recurring service fees shared by fund managers over the duration of the investment in the products, and, in some cases, performance-based income shared by fund managers when determined.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the years indicated:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	44,726	63.6	47,837	64.6	39,573	5,421	62.0
Private secondary products	11,516	16.4	18,403	24.8	16,201	2,220	25.3
Private equity products	11,037	15.7	3,330	4.5	4,775	654	7.5
Other products	3,001	4.3	4,486	6.1	3,263	447	5.2
All products	70,280	100.0	74,056	100.0	63,811	8,742	100.0

Over the last three years, our product mix has evolved due to the economic and market cycles in mainland China and the changing regulatory environment. From the third quarter of 2019, we ceased the offering of private credit products (classified in “other products” in the table above) and transitioned to offer more standardized public securities products. This decision was based on a combination of (i) our understanding and anticipation of the changing regulatory and market environment, and (ii) our commercial evaluation of the risks related to private credit products. Our transaction value increased by 5.4% from RMB70.3 billion in 2022 to RMB74.1 billion in 2023, primarily due to an increase in the distribution of private secondary and mutual fund products in 2023. Our transaction value decreased to RMB63.9 billion (US$8.8 billion) in 2024, primarily due to a decrease in distribution of domestic mutual fund products.

AUM

We measure the performance of our asset management business primarily through AUM. AUM determines the recurring service fees and performance-based income that we are able to collect over the life cycle of the investment products managed by us. Our total AUM were RMB157.1 billion, RMB154.6 billion and RMB151.5 billion (US$20.8 billion) as of December 31, 2022, 2023 and 2024, respectively. Our total AUM decreased from RMB157.1 billion as of December 31, 2022 to RMB154.6 billion as of December 31, 2023, primarily due to decrease in our management of private equity assets. Our total AUM decreased from RMB154.6 billion as of December 31, 2023 to RMB151.5 billion (US$20.8 billion) as of December 31, 2024, primarily due to decrease in our management of domestic private equity assets. As of December 31, 2024, the AUM of Olive reached RMB42.6 billion (US$5.8 billion), representing 28.1% of the total AUM for our asset management business.

For our asset management business, Gopher /Olive develops and manages alternative investments with underlying assets in mainland China and overseas, denominated in Renminbi and foreign currencies, respectively. Historically, it developed and managed principally FOFs which invest in third-party managed funds, but it is also increasingly making direct investments in portfolio companies and co-investments with fund managers. Gopher /Olive also manages feeder funds that invest in certain single third-party managed master funds. Gopher /Olive focuses on the following categories of investments across different types of asset classes:

●	private equity investments, including investments in the leading domestic and overseas private equity and venture capital funds through FOFs, feeder funds and S funds, as well as direct and co-investments in companies and projects with investment partners;
●	public securities investments, mainly including target strategy funds, secondary market equity and bond FOF and MoM investments which are sub-advised by outside fund managers, direct investments in listed companies as well as U.S. Dollar cash management products managed by Gopher /Olive;
●	real estate investments, including funds primarily investing in commercial real estate properties such as office buildings in mainland China, as well as rental residential developments in the U.S., in the form of equity investments; and
●	multi-strategy investments that invest in different types of assets, such as stocks, bonds, real estate or cash to create a nimbler and broadly diversified portfolio. We use asset allocation principles to build multi-asset portfolios and multi or single family office accounts.

The table below summarizes our AUM and typical management fee rates chargeable by asset management services provided by Gopher for the last three years:

	As of December 31,
	2022			2023			2024
	Typical			Typical			Typical
	management			management			management
	fee rates	RMB	%	fee rates	RMB	%	fee rates	RMB	%

	(in billions, except for percentages)
Product type
Private equity investments	0.5%-2.1%	133.1	84.7	0.5%-2.1%	132.2	85.5	0.5%-2.0%	131.5	86.8
Public securities investments	0.2%-1.8%	11.0	7.0	0.1%-2.1%	11.5	7.4	0.1%-1.9%	9.4	6.2
Real estate investments	0.5%-3.0%	6.8	4.3	0.5%-3.0%	6.2	4.0	0.5%-3.0%	6.2	4.1
Multi-strategies investments	0.5%-1.2%	4.8	3.1	0.5%-1.0%	4.2	2.8	0.5%-1.0%	3.9	2.6
Other investments	—	1.4	0.9	—	0.5	0.3	—	0.5	0.3
All products		157.1	100.0		154.6	100.0		151.5	100.0

Except for public securities investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the years indicated.

Long-duration private equity investments represent an increasing portion of the total AUM, which we expect to help us receive more consistent revenue from recurring service fees. Private equity investments as a percentage of total AUM grew from 84.7% as of December 31, 2022 to 85.5% as of December 31, 2023, and further grew to 86.8% as of December 31, 2024, primarily due to the accumulation effect for the strategy of fund investments with a long duration. Gopher has also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients.

From the third quarter of 2019, Gopher ceased the offering of private credit products and transitioned to offer more standardized public securities products. As a result, the private credit products (classified in “other investments” in the table above) accounted for only an insignificant portion in Gopher’s total AUM, representing 0.9%, 0.3% and 0.3% as of December 31, 2022, 2023 and 2024, respectively. The percentage of public securities products in Gopher’s total AUM remained relatively stable at 7.0%, 7.4% and 6.2% as of December 31, 2022, 2023 and 2024, respectively.

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

In addition, over 75% of our total AUM as of December 31, 2024 can generate performance-based income if the investment returns exceed certain thresholds, which are typically recorded when underlying investments are exited and monetized.

Furthermore, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. Our overseas AUM managed by Gopher GP were RMB32.5 billion, RMB36.0 billion and RMB42.6 billion (US$5.8 billion), respectively, representing 20.7%, 23.3% and 28.1% of our total AUM for asset management business as of December 31, 2022, 2023 and 2024, respectively.

Components of Results of Operations

Revenues

We provide comprehensive financial services using wealth management and asset management models, through our subsidiaries and Consolidated Affiliated Entities to our clients. We present the financial information of these businesses for the years ended December 31, 2022, 2023 and 2024 for consistent comparison and providing investors with a comprehensive understanding of our operation and financial trends. A description of our wealth management and asset management businesses is set forth below.

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

Revenue from the Asset Management Business

When the investment product that the client purchases is offered by Gopher /Olive, Gopher /Olive is entitled to receive fees as the fund manager, and derive revenue accordingly, which include:

a.	from the fund, one-time commissions, when the investment product was primarily distributed directly by Gopher /Olive, instead of the wealth management branch, for fund-raising services provided to the fund. Most of Gopher products were distributed by the wealth management branch during the three years ended December 31, 2022, 2023 and 2024.
b.	from the fund, recurring service fees for fund management services provided to the fund;
c.	from the fund, carry (as performance-based income) for fund management services provided to the fund and as an incentive for fund manager to achieve excess return, which is based on the extent to which the fund’s investment performance exceeds a certain threshold; and

Gopher and Olive, each as a proprietary product provider, enters into agreements on an arm’s length basis with our wealth management branch for product distribution, and in accordance with such agreements, shares a portion of recurring service fees and performance-based income with the wealth management branch in certain cases. To the extent of recurring service fees and performance-based income are shared with the wealth management branch, such intra-group revenue are deducted from our consolidated statements of operations.

The above revenue model descriptions reflect the various contractual agreements for fee sharing among parties. The fees received by us are ultimately born by our clients, as when the client subscribes to the fund, the client agrees that the fund pays Noah’s wealth management branch and/or the relevant product provider, including Gopher /Olive, for services provided to the fund.

The following table summarizes our revenues from both business models:

	Wealth Management Model	Asset Management Model
One-time commissions	From the fund – For fund raising services of products distributed by Noah Upright From insurance companies – For client referral services	From the fund – For fund raising services of products directly placed by Gopher /Olive
Recurring service fees	From the fund and/or product provider – For portfolio management services provided	From the fund – For fund management services and portfolio management services provided
Performance-based income	From the product provider – For portfolio management services provided	From the fund – For fund management services and portfolio management services provided

In addition, we also receive other service fees derived from comprehensive financial services we provide in the wealth management model and other services.

The table below sets out one-time commissions of the different types of investment products that we distributed during the years indicated:

	Year Ended December 31,
	2022	2023	2024

	(in thousands of RMB)
One-time Commissions
Private secondary products(1)	49,911	37,974	47,394
Private equity products(1)	88,808	26,467	38,609
Mutual fund products(1)	16,761	10,445	4,540
Insurance products(2)	525,458	1,014,267	545,003
Others(1)	509	50	—
Total	681,447	1,089,203	635,546

Notes:

(1)	One-time commissions generated on these types of products other than insurance products represent the one-off fees we receive for distributing such products. Clients typically make an upfront payment at the beginning for subscribing for these products, and we receive a commission based on a percentage of the subscription price from the product providers or the funds. No renewal payment needs to be made from clients.
(2)	One-time commissions generated on insurance products represent the aggregation of the first-year commission and a best estimate of the commissions we may be entitled to receive during the renewal periods. In general, for the insurance policies that we distribute with a periodic payment schedule, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured during the first few years of renewal term.

In 2022, 2023 and 2024, we generated one-time commissions of RMB681.4 million, RMB1,089.2 million and RMB635.5 million, respectively. All revenue generated from the distribution of insurance products was recorded as one-time commissions, contributing 77.1%, 93.1% and 85.8%, respectively, of the total one-time commissions during these years. With the easing of pandemic-related travel restriction in mainland China in late December 2022, more mainland Chinese clients were able to travel to Hong Kong and Singapore to purchase insurance products, leading to a 93.0% increase of one-time commissions generated from insurance products in 2023. In line with a 69.8% decrease of transaction value of private equity products, the one-time commissions generated from distributing private equity products also decreased by 70.2% from 2022 to 2023. The one-time commissions from private secondary products and mutual fund products decreased by 23.9% and 37.7%, respectively, mainly due to decreases in fee rates from 2022 to 2023. The one-time commissions from insurance products decreased by 46.3% from 2023 to 2024, mainly due to decreases in revenue from distribution of domestic insurance products. In line with a 43.4% increase of transaction value of private equity products, the one-time commissions generated from distributing private equity products also increased by 45.9% from 2023 to 2024. In line with a 17.3% decrease of transaction value of mutual fund products, the one-time commissions generated from distributing mutual fund products also decreased by 56.5% from 2023 to 2024. The one-time commissions from private secondary products increased by 24.8%, mainly due to increases in fee rates from 2023 to 2024.

Revenues Organized under Segmentation Adopted in the Fourth Quarter of 2024

In 2024, we engaged in organizational restructuring and adjustment to our business operations in order to improve our business model and to comply with the evolving regulatory requirements in our industry. Following a comprehensive evaluation of the nature of our evolving business operations and recent organizational adjustment, we have determined that a refined segmentation approach will provide a clearer understanding of our financial performance and strategic progress. As a result, starting from the fourth quarter of 2024, we began disclosing our revenues under six domestic and overseas business segments and headquarters. This segmentation approach is designed to enhance resource allocation, provide investors with insights into our financial performance across our diverse business segments, and ensure alignment with our long - term strategic objectives. We generate revenues primarily from:

o

Domestic public securities. The business that distributes mutual funds, which are publicly-raised, public securities investment funds, and private secondary products, which are privately-raised investment funds with underlying assets consisting of publicly listed securities and bonds in the secondary market, under Noah Upright. In 2024, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products. Following policy incentives introduced in September 2024, the A-share and Hong Kong markets showed strong performance, driving a more than 200% quarter-over-quarter increase in fundraising for our RMB private secondary products during the fourth quarter of 2024.

o

Domestic asset management. The business that manages RMB-denominated private equity funds, which include various PE/VC funds managed by third parties or by us and real estate equity funds, and private secondary products, under Gopher. Our domestic asset management operations continue to focus on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2024, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market asset management business.

o

Domestic insurance. The business that distributes domestic insurance products, consisting mainly of life and health insurance products, under Glory. In 2024, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. We expect to prioritize the recruitment of commission-only brokers to drive the distribution of health and retirement insurance products to strengthen this segment’s potential.

o

Overseas wealth management. The business that provides offline and online wealth management services under ARK Wealth Management. By the end of 2024, our overseas registered client base exceeded 17,000, representing an 18.3% year-over-year increase. The number of active clients surpassed 5,500, representing a 19.8% year-over-year increase. We continue to deepen our coverage in key markets while expanding our client base through both existing relationship and new client acquisition.

o

Overseas asset management. The business that manages USD-denominated private equity funds and private secondary products under Olive. Over the past wo years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds. We continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

o

Overseas insurance and comprehensive services. The business that provides comprehensive overseas services, such as insurance, trust services and other services under Glory Family Heritage. We actively explore new business models in the overseas insurance market and expand our insurance offerings from Hong Kong to other international markets. We also enhance our client acquisition efforts by recruiting licensed, commission-only brokers.

In addition to these six segments, we also derive revenues from Headquarters, through which we conduct our general corporate operations at our corporate headquarters in Shanghai. These operations are not directly allocated to one of the aforementioned six business segments. See “—Financial Results—Net Revenues and Operating Costs and Expenses Under Segmentation Adopted in Q4 2024” for detailed financial information.

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

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 2,884, 2,583 and 1,990 as of December 31, 2022, 2023 and 2024, respectively. Considering the macro volatility, we implemented more strict cost control to improve operating efficiency, as a result of which our headcount decreased from 2022 to 2023 and further to 2024. We anticipate continuing our investments in talent but will still closely monitor our headcount to maintain high operating efficiency.

In 2022, 2023 and 2024, we incurred relationship managers’ compensation of RMB497.1 million, RMB655.5 million and RMB562.5 million (US$77.1 million), respectively, representing 16.0%, 19.9% and 21.6% of our net revenues in the same periods, respectively. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers to distribute more investment products.

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

Share-based compensation expenses were included in compensation and benefits in 2022, 2023 and 2024. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the years indicated:

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share options	24,195	0.8	1,883	0.1	(1,230)	(169)	—
Restricted shares	18,105	0.6	9,647	0.3	110,260	15,106	4.2
Total share-based compensation	42,300	1.4	11,530	0.3	109,030	14,937	4.2

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. We operated service centers in 75, 44 and 11 cities in mainland China as of December 31, 2022, 2023 and 2024, respectively.

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

Government Subsidies

Government subsidies are cash subsidies received in mainland China from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

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

Our mainland China subsidiaries and the Consolidated Affiliated Entities are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT), local education surtax (2% of VAT) and river-way management fee (1% of VAT) on the services provided in mainland China. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB28.5 million, RMB23.1 million and RMB20.4 million (US$2.8 million) were deducted from our total revenues in 2022, 2023 and 2024, respectively.

According to Circular 36, applicable VAT rates include 3%, 6%, 11%, and 17%, and the applicable value-added rate for our mainland China subsidiaries and the Consolidated Affiliated Entities is 6%. The VAT tax rates of 11% and 17% were reduced to 10% and 16%, respectively, from May 1, 2018 and to 9% and 13% from April 1, 2019.

In addition, our mainland China subsidiaries and the Consolidated Affiliated Entities are subject to mainland China enterprise income tax on their taxable income in accordance with the relevant mainland China income tax laws with a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises since January 1, 2008, except where a special preferential rate applies.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the territory of mainland China are considered mainland China resident enterprises, and will be subject to the mainland China enterprise income tax at the rate of 25% on their worldwide income. Under the EIT Implementation Rules, “de facto management bodies” are defined as the bodies that have full and substantial control and overall management over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our mainland China subsidiaries may be subject to mainland China tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.”

For more information on mainland China tax regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax.”

Financial Results

The following table sets forth a summary of our consolidated results of operations for the years indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	617,636	1,072,838	614,258	84,153
Recurring service fees	768,980	707,580	631,505	86,516
Performance-based income	184,048	16,344	47,841	6,554
Other service fees	223,441	270,579	186,108	25,497
Total revenues from others	1,794,105	2,067,341	1,479,712	202,720
Revenues from funds Gopher/Olive manages:
One-time commissions	63,809	16,365	21,288	2,916
Recurring service fees	1,145,435	1,112,850	1,015,436	139,114
Performance-based income	125,528	121,265	104,898	14,371
Total revenues from funds Gopher/Olive manages	1,334,772	1,250,480	1,141,622	156,401
Total Revenues	3,128,877	3,317,821	2,621,334	359,121
Less: VAT related surcharges	(28,505)	(23,125)	(20,352)	(2,788)
Net Revenues	3,100,372	3,294,696	2,600,982	356,333
Operating costs and expenses:
Compensation and benefits	(1,441,882)	(1,456,753)	(1,349,451)	(184,874)
Selling expenses	(349,014)	(485,778)	(269,038)	(36,858)
General and administrative expenses	(235,319)	(275,727)	(296,751)	(40,655)
(Provision for)/ reversal of credit losses	424	7,028	(23,882)	(3,272)
Other operating expenses	(115,653)	(112,506)	(93,210)	(12,770)
Government subsidies	129,521	126,955	65,239	8,938
Total operating costs and expenses	(2,011,923)	(2,196,781)	(1,967,093)	(269,491)
Income from operations:	1,088,449	1,097,915	633,889	86,842
Other income (expense):
Interest income	61,416	161,926	155,751	21,338
Investment income (loss)	85,554	(61,486)	50,152	6,871
Reversal of settlement expenses	—	—	12,454	1,706
Contingent legal expense	(99,000)	—	14,000	1,918
Other (expense) income	13,130	10,892	1,359	186
Total other income	61,100	111,332	233,716	32,019
Income before taxes and income from equity in affiliates	1,149,549	1,209,247	867,605	118,861
Income tax expense	(267,108)	(262,360)	(268,591)	(36,797)
Income (loss) from equity in affiliates	89,148	54,128	(112,010)	(15,345)
Net income	971,589	1,001,015	487,004	66,719
Less: net (loss) income attributable to non-controlling interests	(4,982)	(8,479)	11,559	1,584
Net income attributable to Noah’s shareholders	976,571	1,009,494	475,445	65,135

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenues. Our total revenue decreased by 21.0% from RMB3,317.8 million in 2023 to RMB2,621.3 million (US$359.1 million) in 2024. The decrease in total revenues was primarily due to a decrease in one-time commissions associated with Noah’s wealth management business.

Operating Costs and Expenses. Our operating costs and expenses decreased by 10.5% from RMB2,196.8 million in 2023 to RMB1,967.1 million (US$269.5 million) in 2024. The decrease in operating costs and expenses was primarily driven by cost control measures implemented.

Other Income. Our total other income increased by 109.9% from RMB111.3 million in 2023 to RMB233.7 million (US$32.0 million) in 2024. The increase in other income was primarily attributable to unrealized income from fair value changes on certain equity investments.

Interest Income. The interest income decreased by 3.8% from RMB161.9 million in 2023 to RMB155.8 million (US$21.3 million) in 2024. The interest income from cash and cash equivalents denominated in Renminbi decreased by 31.5% from RMB58.1 million in 2023 to RMB39.8 million (US$5.4 million) in 2024, mainly due to the final dividend payment in 2024, which led to a 40.5% decrease in our Renminbi denominated cash balance. The interest income from cash and cash equivalents denominated in US dollars increased by 11.7% from RMB103.9 million in 2023 to RMB116.0 million (US$15.9 million) in 2024.

Income Tax Expense. Income tax expense increased by 2.4% from RMB262.4 million in 2023 to RMB268.6 million (US$36.8 million) in 2024, primarily due to increases in effective tax rate relating to dividend withholding tax and certain unrealized tax losses in mainland China.

Net Income attributable to Noah’s Shareholders. Due to the foregoing, the net income attributable to Noah’s shareholders decreased by 52.9% from RMB1,009.5 million in 2023 to RMB475.4 million (US$65.1 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenues. Our total revenue increased by 6.0% from RMB3,128.9 million for the year ended December 31, 2022 to RMB3,317.8 million for the year ended December 31, 2023. The increase in total revenues was primarily due to an increase in one-time commissions from distribution of insurance products.

Operating Costs and Expenses. Our operating costs and expenses increased by 9.2% from RMB2,011.9 million in 2022 to RMB2,196.8 million in 2023. The increase in operating costs and expenses was primarily driven by growing number of client events hosted and traveling expenses incurred in 2023 accompanied with our global expansion strategy, while our total operating costs and expenses remained at low base due to various pandemic control measures implemented in 2022.

Other Income. Our total other income increased by 82.2% from RMB61.1 million in 2022 to RMB111.3 million in 2023. The increase in other income was primarily attributable to increases in interest income.

Interest Income. The interest income increased by 163.7% from RMB61.4 million in 2022 to RMB161.9 million in 2023. The interest income from cash and cash equivalents denominated in Renminbi increased by 9.0% from RMB53.3 million to RMB58.1 million, mainly due to a 5.2% increase of cash balances denominated in Renminbi and weighted average interest rate is around 2.0% in 2022, and 2.1% in 2023. The interest income from cash and cash equivalents denominated in US dollars increased significantly from RMB8.1 million to RMB103.9 million due to the fact that (i) our cash balances denominated in US dollars increased by 58.4% from 2022 to 2023; and (ii) our weighted average interest rate for US dollars also increased from 0.6% in 2022 to 4.3% in 2023 benefiting from multiple interest rate raises by the US Federal Reserve.

Income Tax Expense. Income tax expense decreased slightly by 1.8% from RMB267.1 million in 2022 to RMB262.4 million in 2023, primarily due to a lower effective tax rate.

Net Income (Loss) Attributable to Noah’s Shareholders. Due to the foregoing, the net income attributable to Noah’s shareholders increased by 3.4% from RMB976.6 million in 2022 to RMB1,009.5 million in 2023.

Net Revenues and Operating Costs and Expenses Under Segmentation Adopted in Q4 2024

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

Twelve months ended December 31, 2024

						Overseas
	Domestic	Domestic		Overseas	Overseas	insurance and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarters[1]	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	—	614,258
Recurring service fees	365,992	188,545	—	22,694	52,952	—	1,322	631,505
Performance-based income	38,058	4,908	—	—	4,875	—	—	47,841
Other service fees	—	—	—	89,846	—	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	13,358	—	—	5,551	2,379	—	—	21,288
Recurring service fees	56,441	556,742	—	120,669	281,584	—	—	1,015,436
Performance-based income	1,301	21,659	—	—	81,938	—	—	104,898
Total revenues from funds Gopher/Olive manages	71,100	578,401	—	126,220	365,901	—	—	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	—	—	—	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	—	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	—	—	—	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	—	—	(9,944)	(57,217)	(93,210)
Government grants	13,448	10,796	479	—	—	—	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

1 The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

The financial information under the refined segmentation presented in this annual report does not include a retrospective recast of the financial information of the prior years in accordance with the refined segmentation, as the refined segmentation reflects our operational adjustments and organizational restructuring in 2024 and the costs and expenses in our consolidated results of operations could not be re-allocated retrospectively under the refined segmentation.

While we have adopted a refined segmentation approach in the fourth quarter of 2024, for comparison and analytical purposes, we continue to present our financial performance under wealth management, asset management and other businesses, in line with our business model. This presentation facilitates a consistent comparison of revenue generated under the such businesses for the years ended December 31, 2022, 2023 and 2024, providing investors with a comprehensive understanding of our operational and financial trends during these years.

Wealth Management

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	617,636	1,072,838	614,258	84,153
Recurring service fees	768,980	707,580	631,505	86,516
Performance-based income	184,048	16,344	47,841	6,554
Other service fees	144,101	221,917	141,631	19,403
Total revenues from others	1,714,765	2,018,679	1,435,235	196,626
Revenues from funds Gopher/Olive manages:
One-time commissions	13,953	13,732	20,110	2,755
Recurring service fees	463,314	398,226	351,998	48,224
Performance-based income	18,407	69,977	1,089	149
Total revenues from funds Gopher/Olive manages	495,674	481,935	373,197	51,128
Total Revenues	2,210,439	2,500,614	1,808,432	247,754
Less: VAT related surcharges	(10,462)	(9,365)	(7,726)	(1,058)
Net Revenues	2,199,977	2,491,249	1,800,706	246,696
Operating costs and expenses:
Compensation and benefits	(1,079,634)	(1,175,886)	(1,065,203)	(145,932)
Selling expenses	(299,769)	(370,861)	(195,830)	(26,829)
General and administrative expenses	(153,643)	(193,248)	(184,688)	(25,302)
(Provision for)/ reversal of credit losses	718	(910)	(22,157)	(3,035)
Other operating expenses	(15,412)	(44,042)	(43,107)	(5,906)
Government subsidies	89,223	103,597	54,324	7,442
Total operating costs and expenses	(1,458,517)	(1,681,350)	(1,456,661)	(199,562)
Income from operations:	741,460	809,899	344,045	47,134

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenue. For the wealth management business, our total revenue decreased by 27.7% from RMB2,500.6 million in 2023 to RMB1,808.4 million (US$246.7 million) in 2024. Our transaction value decreased by 13.8% from RMB74.1 billion in 2023 to RMB63.9 billion (US$8.8 billion) in 2024, primarily due to a decrease in distribution of domestic mutual fund products:

●	Total revenue from one-time commissions decreased by 41.6% from RMB1,086.6 million in 2023 to RMB634.4 million (US$86.9 million) in 2024, primarily due to decreases in distribution of insurance products.
●	Total revenue from recurring service fees decreased by 11.1% from RMB1,105.8 million in 2023 to RMB983.5 million (US$134.7 million) in 2024, primarily due to a decrease in recurring service fees generated from private secondary products and private equity products.

●	Total revenue from performance-based income decreased by 43.3% from RMB86.3 million in 2023 to RMB48.9 million (US$6.7 million) in 2024, primarily due to primarily due to a decrease in performance-based income from private equity products.
●	Total revenue from other service fees decreased by 36.2% from RMB221.9 million in 2023 to RMB141.6 million (US$19.4 million) in 2024, primarily due to less value-added services that we offered to our HNW clients.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 13.4% from RMB1,681.4 million in 2023 to RMB1,456.7 million (US$199.6 million) in 2024, primarily due to less selling expenses incurred in 2024.

●	Compensation and benefits decreased by 9.4% from RMB1,175.9 million in 2023 to RMB1,065.2 million (US$145.9 million) in 2024. In 2024, our relationship manager compensation decreased by 15.8% from 2023, aligning with the decreases in one-time commissions. Our other compensation slightly decreased by 2.0% from 2023.
●	Selling expenses decreased by 47.2% from RMB370.9 million in 2023 to RMB195.8 million (US$26.8 million) in 2024, primarily due to less marketing activities in 2024.
●	General and administrative expenses slightly decreased by 4.4% from RMB193.2 million in 2023 to RMB184.7 million (US$25.3 million) in 2024, primarily due to less legal expenses incurred in 2024.
●	Provision for credit losses in 2024 was RMB22.2 million (US$3.0 million), while provision for credit losses was RMB0.9 million in 2023, primarily due to an increase in the provision for losses related to long-term receivables.
●	Other operating expenses slightly decreased by 2.1% from RMB44.0 million in 2023 to RMB43.1 million (US$5.9 million) in 2024, primarily due to driven by lower costs relating to various expenditures of trust business.
●	Government subsidies decreased by 47.6% from RMB103.6 million in 2023 to RMB54.3 million (US$7.4 million) in 2024, primarily due to a reduction in government subsidies received from local governments in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenue. For the wealth management business, our total revenue increased by 13.1% from RMB2,210.4 million in 2022 to RMB2,500.6 million in 2023. Our transaction value increased by 5.4% from RMB70.3 billion in 2022 to RMB74.1 billion in 2023, primarily due to increase of RMB5.3 billion in private secondary products:

●	Total revenue from one-time commissions increased by 72.0% from RMB631.6 million in 2022 to RMB1,086.6 million in 2023, primarily due to increases in distribution of insurance products.
●	Total revenue from recurring service fees decreased by 10.3% from RMB1,232.3 million in 2022 to RMB1,105.8 million in 2023, primarily due to less service fees charged from fund managers or funds under our advisory.
●	Total revenue from performance-based income decreased by 57.4% from RMB202.5 million in 2022 to RMB86.3 million in 2023, primarily due to less performance-based income generated from private secondary products.
●	Total revenue from other service fees increased by 54.0% from RMB144.1 million in 2022 to RMB221.9 million in 2023, primarily due to more value-added service we provided to our HNW investors in 2023.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses increased by 15.3% from RMB1,458.5 million in 2022 to RMB1,681.4 million in 2023, primarily due to growing number of client events hosted and traveling expenses incurred in 2023.

●	Compensation and benefits increased by 8.9% from RMB1,079.6 million in 2022 to RMB1,175.9 million in 2023. In 2023, our relationship manager compensation increased by 37.1% from 2022, aligning with the increases in one-time commissions. Our other compensation decreased by 12.0% from 2022, primarily due to our cost control strategy on employee compensation.

●	Selling expenses increased by 23.7% from RMB299.8 million in 2022 to RMB370.9 million in 2023, primarily due to growing number of client events hosted.
●	General and administrative expenses increased by 25.8% from RMB153.6 million in 2022 to RMB193.2 million in 2023, primarily due to increasing traveling expenses and one off disposal loss on leasehold improvements for our previous headquarter that we ceased to lease in May 2023.
●	Provision for credit losses in 2023 was RMB0.9 million, while reversal of credit losses was RMB0.7 million in 2022, primarily due to accrual of allowance for accounts receivable relating to certain funds.
●	Other operating expenses increased by 185.8% from RMB15.4 million in 2022 to RMB44.0 million in 2023, primarily due to a one-off reversal of processing expenses related to our mutual fund business in 2022, which set a relatively low baseline for comparison.
●	Government subsidies increased by 16.1% from RMB89.2 million in 2022 to RMB103.6 million in 2023, primarily due to an increase in government subsidies received from local governments in 2023.

Asset Management

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from funds Gopher/Olive manages:
One-time commissions	49,856	2,633	1,178	161
Recurring service fees	682,121	714,624	663,438	90,891
Performance-based income	107,121	51,288	103,809	14,222
Total revenues from funds Gopher/Olive manages	839,098	768,545	768,425	105,274
Total Revenues	839,098	768,545	768,425	105,274
Less: VAT related surcharges	(4,630)	(2,374)	(1,081)	(148)
Net Revenues	834,468	766,171	767,344	105,126
Operating costs and expenses:
Compensation and benefits	(322,011)	(248,686)	(245,019)	(33,567)
Selling expenses	(41,885)	(88,827)	(46,811)	(6,413)
General and administrative expenses	(55,872)	(59,367)	(70,795)	(9,699)
(Provision for)/ reversal of credit losses	386	(921)	(3,698)	(507)
Other operating expenses	(6,369)	(3,348)	(23,948)	(3,281)
Government subsidies	39,120	21,638	10,797	1,479
Total operating costs and expenses	(386,631)	(379,511)	(379,474)	(51,988)
Income from operations:	447,837	386,660	387,870	53,138

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenue. For the asset management business, our total revenue demonstrated overall stability with RMB768.5 million in 2023 to RMB768.4 million (US$105.3 million) in 2024. Our total AUM remained largely stable from RMB154.6 billion as of December 31, 2023 to RMB151.5 billion (US$20.8 million) as of December 31, 2024:

●	Total revenue from one-time commissions decreased by 55.3% from RMB2.6 million in 2023 to RMB1.2 million (US$0.2 million) in 2024, mainly due to a decrease in income generated from RMB private equity products.

●	Total revenue from recurring service fees decreased by 7.2% from RMB714.6 million in 2023 to RMB663.4 million (US$90.9 million) in 2024, which was due to a decrease in income generated from RMB private equity products and private secondary products.
●	Total revenue from performance-based income increased by 102.4% from RMB51.3 million in 2023 to RMB103.8 million (US$14.2 million) in 2024, primarily due to an increase in performance-based income from offshore private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses in 2024 were RMB379.5 million, remaining largely unchanged from 2023.

●	Compensation and benefits slightly decreased by 1.5% from RMB248.7 million in 2023 to RMB245.0 million (US$33.6 million) in 2024.
●	Selling expenses decreased by 47.3% from RMB88.8 million in 2023 to RMB46.8 million (US$6.4 million) in 2024, primarily due to less marketing activities.
●	General and administrative expenses increased by 19.2% from RMB59.4 million for the year ended December 31, 2023 to RMB70.8 million (US$9.7 million) for the year ended December 31, 2024, primarily due to more rental and depreciation expenses as we expanded our overseas asset management businesses in 2024.
●	Provision for credit losses in 2024 was RMB3.7 million (US$0.5 million), while provision for credit losses in 2023 was RMB0.9 million. The majority of such provision in 2024 were accrued for receivables accounts related to several private equity products.
●	Other operating expenses increased significantly from RMB3.3 million in 2023 to RMB23.9 million (US$3.3 million) in 2024, primarily due to a one-off expense Gopher paid to one of its funds as general partner.
●	Government subsidies decreased by 50.1% from RMB21.6 million in 2023 to RMB10.8 million (US$1.5 million) in 2024, primarily due to a reduction in government subsidies received from local governments in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenue. For the asset management business, our total revenue decreased by 8.4% from RMB839.1 million in 2022 to RMB768.5 million in 2023. Our total AUM remained stable from RMB157.1 billion as of December 31, 2022 to RMB154.6 billion as of December 31, 2023:

●	Total revenue from one-time commissions decreased by 94.7% from RMB49.9 million in 2022 to RMB2.6 million in 2023, mainly due to a decrease of 69.8% in distribution of private equity products.
●	Total revenue from recurring service fees increased by 4.8% from RMB682.1 million in 2022 to RMB714.6 million in 2023, which was due to an accumulated effect of private equity products previously distributed.
●	Total revenue from performance-based income decreased by 52.1% from RMB107.1 million in 2022 to RMB51.3 million in 2023, primarily due to decreases generated from offshore private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses decreased by 1.8% from RMB386.6 million in 2022 to RMB379.5 million in 2023, primarily resulted from a decrease in performance-based compensation aligning with a decrease in performance-based income.

●	Compensation and benefits decreased by 22.8% from RMB322.0 million in 2022 to RMB248.7 million in 2023 due to our cost control strategy over employee headcounts.
●	Selling expenses increased by 112.1% from RMB41.9 million in 2022 to RMB88.8 million in 2023, primarily due to higher traveling expenses, particularly those related to global business travel.

●	General and administrative expenses increased by 6.3% from RMB55.9 million in 2022 to RMB59.4 million in 2023, primarily due to low base due to various pandemic control measures implemented in 2022.
●	Provision for credit losses in 2023 was RMB0.9 million, while reversal of credit losses was RMB0.4 million in 2022. The majority of such provision in 2023 were accrued for receivables accounts related to several private equity products.
●	Other operating expenses decreased by 47.4% from RMB6.4 million in 2022 to RMB3.3 million in 2023, primarily due to a decrease in the consulting service fee paid to external fund managers.
●	Government subsidies decreased by 44.7% from RMB39.1 million in 2022 to RMB21.6 million in 2023, primarily due to a reduction in government subsidies received from local governments in 2023.

Other businesses

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
Other service fees	79,340	48,662	44,477	6,093
Total revenues from others	79,340	48,662	44,477	6,093
Total Revenues	79,340	48,662	44,477	6,093
Less: VAT related surcharges	(13,413)	(11,386)	(11,545)	(1,582)
Net Revenues	65,927	37,276	32,932	4,511
Operating costs and expenses:
Compensation and benefits	(40,237)	(32,181)	(39,229)	(5,374)
Selling expenses	(7,360)	(26,090)	(26,397)	(3,616)
General and administrative expenses	(25,804)	(23,112)	(41,268)	(5,654)
Provision for/ (reversal of) credit losses	(680)	8,859	1,973	270
Other operating expenses	(93,872)	(65,116)	(26,155)	(3,583)
Government subsidies	1,178	1,720	118	16
Total operating costs and expenses	(166,775)	(135,920)	(130,958)	(17,941)
Loss from operations:	(100,848)	(98,644)	(98,026)	(13,430)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenue. For other businesses, our total revenue was RMB44.5 million (US$6.1 million) in 2024, representing an 8.6% decrease from RMB48.7 million in 2023, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2024 were RMB131.0 million (US$17.9 million), representing a 3.7% decrease from RMB135.9 million in 2023 primarily due to our continuous winding-down of our lending business.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total Revenue. For other businesses, our total revenue was RMB48.7 million in 2023, representing a 38.7% decrease from RMB79.3 million in 2022, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2023 were RMB135.9 million, representing a 18.5% decrease from RMB166.8 million in 2022, primarily due to our continuous winding-down of our lending business.

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

The table below sets forth a reconciliation of our net income (loss) attributable to Noah’s shareholders and adjusted net income attributable to Noah’s shareholders (non-GAAP) for the years indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net income attributable to Noah’s shareholders	976,571	1,009,494	475,445	65,136
Add: share-based compensation	42,300	11,530	109,030	14,937
Add: non-cash settlement expenses reversal(1)	—	—	(12,454)	(1,706)
Less: Tax effect of adjustments	10,279	2,220	21,836	2,992
Adjusted net income attributable to Noah’s shareholders (non-GAAP)	1,008,592	1,018,804	550,185	75,375
(1)	Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Camsing Incident.”
B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2022, 2023 and 2024 were for operating and investing activities. In addition, we used nil, nil and RMB53.3 million (US$7.3 million) to repurchase our ADSs in 2022, 2023 and 2024, respectively. From 2022 to 2024, we have declared and distributed dividends for an aggregate amount of RMB1,185.4 million (US$162.4 million). As of December 31, 2024, we had RMB3,822.3 million (US$523.7 million) in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2024, cash and cash equivalents of RMB11.4 million (US$1.6 million) was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In July 2022, we completed our global initial public offerings in Hong Kong Stock Exchange with issuance of 1,152,160 ordinary shares with net proceeds of HK$315.6 million (US$40.2 million) after deducting underwriters’ commission and offering expenses.

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the years presented:

	Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	632,901	1,318,320	387,336	53,066
Net cash (used in) provided by investing activities	74,289	(247,141)	(840,819)	(115,191)
Net cash (used in) provided by financing activities	233,761	(199,835)	(1,134,204)	(155,385)
Effect of exchange rate changes	81,054	48,098	72,162	9,883
Net (decrease) increases in cash and cash equivalents	1,022,005	919,442	(1,515,525)	(207,627)
Cash, cash equivalents and restricted cash at the beginning of the year	3,412,613	4,434,618	5,354,060	733,503
Cash, cash equivalents and restricted cash at the end of the year	4,434,618	5,354,060	3,838,535	525,876

Operating Activities

Net cash provided by operating activities in 2024 was RMB387.3 million (US$53.1 million), primarily as a result of net income of RMB487.0 million (US$66.7 million), adjusted by (i) certain non-cash charges of RMB494.7 million (US$67.8 million), which was primarily attributable to depreciation expenses of RMB156.7 million (US$21.5 million) and share-based compensation of RMB109.0 million (US$14.9 million) and income from equity in affiliates, net of dividends of RMB160.6 million (US$22.0 million), (ii) changes of operating assets and liabilities of RMB690.3 million (US$94.6 million) which was primarily attributable to a decrease in accrued payroll and welfare expenses of RMB151.4 million (US$20.7 million) and a decrease in other non-current liabilities of RMB227.4 million (US$31.2 million), and a decrease in amounts due from related parties of RMB169.6 million (US$23.2 million), (iii) changes in deferred tax assets and liabilities of RMB96.0 million (US$13.1 million).

Net cash provided by operating activities in 2023 was RMB1,318.3 million, primarily as a result of net income of RMB1,001.0 million, adjusted by (i) certain non-cash charges of RMB291.0 million, which was primarily attributable to depreciation expenses of RMB158.1 million and non-cash lease expenses of RMB78.2 million, partially offset by income from equity in affiliates, net of dividends of RMB19.3 million, (ii) changes of operating assets and liabilities of RMB8.7 million which was primarily attributable to a decrease in accrued payroll and welfare expenses of RMB104.9 million and a decrease in lease assets and liabilities of RMB78.2 million, partially offset by an increase in trading debt securities of RMB124.0 million, and (iii) changes in deferred tax assets and liabilities of RMB17.6 million.

Net cash provided by operating activities in 2022 was RMB632.9 million, primarily as a result of net income of RMB971.6 million, adjusted by (i) certain non-cash charges of RMB171.1 million, which was primarily attributable to depreciation and amortization of RMB156.0 million and non-cash lease expenses of RMB95.3 million, partially offset by income from equity in affiliates, net of dividends of RMB33.7 million, (ii) changes of operating assets and liabilities of RMB424.9 million, which was primarily attributable to a decrease in accrued payroll and welfare of RMB277.6 million, a decrease in other current liabilities of RMB178.8 million and an increase in trading securities of RMB192.9 million, partially offset by a decrease in accounts receivable of RMB304.7 million and (iii) increase in deferred tax assets and liabilities of RMB84.9 million.

Investing Activities

Net cash used in investing activities in 2024 was RMB840.8 million (US$115.2 million), primarily attributable to an increase in held-to-maturity investments of RMB975.8 million (US$133.7 million), which was partially offset by collection of loans originated to third parties of RMB135.3 million (US$18.5 million).

Net cash used in investing activities in 2023 was RMB247.1 million, primarily attributable to loans to related parties of RMB84.3 million and acquisitions, net of cash required of RMB55.4 million, which was partially offset by principal collection of loans to related parties of RMB221.3 million.

Net cash provided by investing activities in 2022 was RMB74.3 million, primarily attributable to net cash inflow from collection of loans originated to third parties of RMB148.3 million, which was partially offset by purchase of property and equipment of RMB62.7 million.

Financing Activities

Net cash used in financing activities was RMB1,134.2 million (US$155.4 million) in 2024 due to dividend paid of RMB1,007.9 million (US$138.1 million) and divestment of non-controlling interests of RMB51.8 million (US$7.1 million) as well as share repurchase of RMB 53.3 million (US$7.3 million).

Net cash used in financing activities was RMB199.8 million in 2023 due to dividend paid of RMB177.5 million, partially offset by contribution from non-controlling interests of RMB13.9 million and distributions to non-controlling interests of RMB23.6 million.

Net cash provided by financing activities was RMB233.8 million in 2022 due to our global initial public offering and listing in Hong Kong with net proceeds of RMB247.0 million, partially offset by divestment of non-controlling interests of RMB23.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, and we intend to fund those requirements with our existing cash balances.

Capital Expenditures

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB62.7 million, RMB157.9 million and RMB82.2 million (US$11.3 million) in 2022, 2023 and 2024, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business. As of the date of this annual report, we expect that our capital expenditure in 2025 to be approximately RMB37.0 million (US$5.1 million) primarily on the renovation and upgrade of our headquarter premises, and we intend to fund our planned capital expenditures with existing cash balance.

Operating Lease Obligations

Our operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Our operating lease expenses were RMB98.9 million, RMB85.7 million and RMB64.4 million (US$8.8 million) in 2022, 2023 and 2024, respectively. The majority of our operating lease obligations are related to our office lease agreements in mainland China.

The following table sets forth our contractual obligations as of December 31, 2024:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-2 years	2-5 years	years
	RMB	RMB	RMB	RMB	RMB

(in thousands)
Operating Lease	123,488	47,208	38,430	37,850	—

For details of our payment of employee’s payroll and welfare expenses, see “—Components of Results of Operations—Operating Costs and Expenses—Compensation and Benefits.”

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

Property Interests

In May 2021, we purchased new office premises with a gross floor area of approximately 72,000 square meters in Shanghai, and the carrying amount of its property interest is approximately RMB2,127.9 million (US$291.5 million), accounting for 18.1% of our total assets as of December 31, 2024.

Holding Company Structure

We are a holding company, and we conduct businesses through our subsidiaries and the Consolidated Affiliated Entities. As a result, we may rely significantly on dividends and other distributions by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and pay any debt we may incur. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the Contractual Arrangements which would materially and adversely affect its ability to pay dividends and other distributions to us.

Our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under laws, each of our mainland China subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these laws and regulations of mainland China, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,826.6 million, RMB2,872.8 million and RMB2,827.3 million (US$387.3 million) as of December 31, 2022, 2023 and 2024, respectively.

Furthermore, cash transfers from our mainland China subsidiaries to our subsidiaries outside of mainland China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our mainland China subsidiaries and Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s foreign exchange regulations restricting the conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

C.Research and Development, Intellectual Property

Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technologies” and “Item 4. Information on the Company—B. Business Overview— Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Consolidation of investment funds

We consolidate entities based on either a variable interest model or voting interest model. U.S. GAAP provides guidance that requires an analysis to determine (i) whether an entity in which we hold a variable interest is a variable interest entity, or the VIE, and (ii) whether our involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests, would give it a controlling financial interest. We first consider whether an entity is considered a VIE and therefore whether to apply the consolidation guidance under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities under the voting interest model. As such, for (i) investment funds in the legal form of limited partnership we manage as general partner, and (ii) contractual funds we manage as fund manager that are determined to be VIEs, we consolidate those entities when we are the primary beneficiary where we have both the power to direct the activities that most significantly affects the economic performance of the VIEs and receives the economic benefits of the VIEs that could be significant to the VIEs.

Significant judgements are involved to assess whether the funds should be consolidated, which include but not limited to,

●	Making judgments as to whether a simple majority or lower threshold of limited partnership interests, excluding interests held by the general partner, parties under common control of the general partner, or parties acting on behalf of the general partner, have substantive rights to either dissolve the fund or remove the general partner or the fund manager—To make the judgments, we evaluate whether barriers to exercise these rights exist.
●	Determining whether our management fees and performance-based income represent variable interests—Judgments are made as to whether the fees we earn are commensurate with the level of effort required for those fees and at market rates. In making this judgment, we consider, among other things, the extent of third-party investment in the entity and the terms of any other interests we hold in the VIE.
●	Concluding whether we have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE—Quantitative and qualitative factors are evaluated to determine whether the threshold of “potentially significant” is met.

In our consolidated balance sheets, we present 100% of the assets and liabilities of consolidated VIEs along with a non-controlling interest which represents the portion of the consolidated vehicle’s interests held by third-party investors in the funds. We recognize 100% of the consolidated fund’s investment income (loss) and allocate the portion of that income (loss) attributable to third-party ownership to non-controlling interests in arriving at our net income (loss). We determine whether we are the primary beneficiary of a VIE when we initially involve with a VIE and reconsider that conclusion when facts and circumstances change. Our conclusion of whether the funds deemed as VIEs shall be consolidated may have a material impact on our consolidated financial statements.

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

As of December 31, 2024, the allowance was estimated as RMB74.1 million (US$10.1 million) based on information known at the time of the review, which represented management’s best estimate of losses inherent in the loan receivables. Our allowance for credit losses is sensitive to certain inputs, most notably the reasonable and supportable forecasts that are incorporated in our estimate of credit losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	52	Co-founder, chairwoman of our board
Zhe Yin	50	Co-founder, director and chief executive officer of our group
Chia-Yue Chang	64	Non-executive director
Boquan He	64	Independent director
David Zhang	62	Independent director
Xiangrong Li	52	Independent director
Cynthia Jinhong Meng	55	Independent director
May Yihong Wu	57	Independent director
Qing Pan	50	Chief financial officer

Ms. Jingbo Wang is one of our founders and has been our chairwoman since our inception in August 2005 and the chief executive officer until December 29, 2023. Ms. Wang has over 23 years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (currently known as Manulife Teda Fund Management Co., Ltd.), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 by China Entrepreneur. In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017. In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University in Sichuan, China.

Mr. Zhe Yin is one of our founders and has been our director since June 2007. He was appointed as our chief executive officer on December 29, 2023. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 23 years of professional experience and possesses an in-depth understanding of our operations and culture. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch. Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China from 2017 to August 2021. Mr. Yin has repeatedly been named among the most influential private equity investors in China by respected industry organizations. For instance, he was named one of the Top 20 China’s Best Private Equity Investors in 2017 and one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by China Venture Investment Consulting., Ltd., a leading financial services technology enterprise in China’s private equity investment industry. In addition, he was honored as one of the Most Influential Investors in China’s VC/PE Fund Limited Partner Market 2021 selected by Zero2IPO Group, a leading venture capital and private equity service provider and a well-known investment firm in China. Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics in Shanghai, China, in July 1997.

Ms. Chia-Yue Chang has been our director since August 2007 until her re-designation from a Director to a non-executive Director on August 29, 2023. She currently holds certain non-executive positions within our group, including, among others, the vice chairman of the board of Noah Upright and a non-executive director of Noah Investment. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the ESG committee and the fairness committee, respectively, of our company. Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University in Taiwan, in June 1983.

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

Mr. David Zhang has been our independent director since June 2024 under applicable U.S. regulations, and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Admitted to the practice of law in the State of New York, U.S. and based in Hong Kong, Mr. Zhang specializes in securities offerings and mergers and acquisition (M&A) transactions. He has represented a number of leading private equity funds, multinational corporations and sovereign wealth funds in connection with their investments and M&A transactions in the Greater China region and Southeast Asia. In addition, Mr. Zhang has successfully guided China-based companies listed in the Unites States and Hong Kong through complex mission-critical moments, counselling leaders and boards of directors on high-stakes matters at the intersection of litigation, regulatory enforcement, reputation and public policy. Mr. Zhang has been serving as an independent non-executive director of Fosun International Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0656), since June 2012. Mr. Zhang has been serving as a member of the board of Tulane University since February 2023, an independent director of Morgan Stanley Securities (China) Co., Ltd. since July 2024, and an independent director of WeRide, the shares of which are listed on NASDAQ stock market (ticker symbol: WRD), since October 2024. He had also been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, a leading international law firm, from which he retired in January 2024. Prior to joining Kirkland & Ellis International LLP in August 2011, Mr. Zhang was a partner of Latham & Watkins LLP, a leading international law firm, for eight years. Mr. Zhang graduated from Beijing Foreign Studies University with his bachelor’s degree in 1981 in China and received his juris doctor degree from Tulane University Law School in 1991 in U.S. He has also been rated as a top capital markets attorney by Chambers Global, Legal 500 Asia Pacific, IFLR1000 and Chambers Asia Pacific for several times.

Ms. Xiangrong Li was appointed as an independent director on June 30, 2024. Ms. Li has extensive experience in accounting and financial management. She has been serving as a deputy general manager and the financial controller of Beijing Tourist Hotel (Group) Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258), since September 2016 after its merger with Homeinns Hotel Group (previously listed on NASDAQ Stock Market with the ticker symbol “HMIN”). Before that, Ms. Li served as the chief financial officer of Homeinns Hotel Group from August 2014 to April 2016. She also served as the chief financial officer of Hengdeli Holdings Ltd, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3389), from 2010 to August 2014. Prior to that, Ms. Li was employed by Unilever for various positions from 1993 to 2010, including serving as the financial controller for Greater China region from 2007 to 2010. Ms. Li has been serving as a non-executive director of China Traditional Chinese Medicine Holdings Co. Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0570), since January 2025 and an independent non-executive director of Viva Biotech Holdings, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1873), since April 2019, and she also served as an independent director of MakeMyTrip Limited, an Indian online travel company, the shares of which are listed on NASDAQ Stock Market (ticker symbol: MMYT) from September 2019 to May 2024. Ms. Li obtained her bachelor’s degree in international accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies University in China in July 1993. She also obtained her master’s degree in executive management business administration from China Europe International Business School in Shanghai, China in September 2008. Ms. Li held serval accounting qualifications. She has been admitted as (i) a fellow of the Institute of Public Accountants in Australia since July 2020, (ii) a fellow of the Association of Chartered Certified Accountants since July 2003, and (iii) a member of The Chinese Institute of Certified Public Accountants since August 1995, respectively. She was awarded (i) the CFO of the Year in China by New Financial magazine in November 2012; (ii) the China Best CFO Leadership Award jointly by ACCA, SNAI and Korn Ferry in November 2019; and (iii) the 2020 International Financial Leader of the Year in China by China CFO Development Centre in December 2020.

Ms. Cynthia Jinhong Meng has been our independent director since August 29, 2023. She has extensive experience in corporate advisory, strategy development, stakeholder engagement and integrating ESG/sustainability. In June 2016, Ms. Meng established Credence Investment Holding Limited (“Credence”), and has since been serving as a managing partner of Credence, primarily responsible for business development, general management and advising entrepreneur founders and management team on critical business strategies, fund raising and investor engagement issues. From September 2018 to February 2023, Ms. Meng served as a partner at Brunswick Group Ltd., a London-based global critical issues advisory firm, primarily responsible for advisory, business development and stakeholder engagement, with a focus on crisis management, risk mitigation, integrating ESG/sustainability strategies, and support for corporate clients on strategic communications with investors and capital market shareholders. Prior to founding Credence, Ms. Meng had over ten years of experience in investment banking as a recognized equity research analyst. From January 2011 to June 2016, she served as a managing director and the head of Greater China technology, media, and telecom (“TMT”) equity research at Jefferies Hong Kong Limited. From September 2007 to October 2010, she served as a vice president, senior publishing equity research analyst and the head of China telecom services and equipment research team at Merrill Lynch (Asia Pacific) Limited. From August 2006 to August 2007, she served as a vice president and publishing equity research analyst at China International Capital Corporation Hong Kong Securities Limited. From October 2005 to July 2006, she served as a vice president and a regional telecoms services team support of J.P. Morgan Securities (Asia Pacific) Limited. From April 2005 to October 2005, she served as an associate and research team support for global technology hardware and telecom equipment sector at Thomas Weisel Partners, a New York-based investment bank. Prior to that, Ms. Meng also served as (i) a management consultant at Adventis Corporation, a Boston-based global TMT strategy consultancy, from July 1999 to March 2005; (ii) a management consultant at Arthur D. Little, a management consultancy headquartered in Boston, from July 1998 to July 1999; and (iii) a marketing executive at Mobile Oil Asia Pacific pte Ltd. from October 1994 to August 1996. Ms. Meng obtained her master’s degree in business administration from the Kellogg School of Management, Northwestern University in Illinois, the U.S. in June 1998 and her bachelor’s degree in English literature from Ningbo University in Zhejiang, China, in June 1992. In addition, Ms. Meng has obtained the qualification as Securities and Futures Intermediaries issued by the Hong Kong Securities Institute and also received completion certificates for educational and professional programs at numerous prestigious universities and institutions worldwide over the past decade, including, among others, Harvard Law School and Stanford Graduate School of Business.

Ms. May Yihong Wu, formerly named as Ning Wu, has been serving as an independent director since November 2010. She has been serving as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited, the shares of which are listed on NASDAQ (ticker symbol: MMYT) since May 2024. Ms. Wu has been serving as an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00241) since August 2023 and an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972) since May 2017. During July 2019 to May 2023, she also served as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the NASDAQ Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University in Shanghai, China in July 1989.

Mr. Qing Pan has been the chief financial officer of our company since November 2019. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies’ U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., mainland China, and Hong Kong. From August 2017 to February 2023, Mr. Pan has served as an independent director of JCET Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584). Mr. Pan obtained his master’s degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor’s degree in teaching Chinese as a foreign language from Beijing Foreign Studies University in Beijing, China, in July 1997.

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

For the three years ended December 31, 2022, 2023 and 2024, we paid an aggregate of approximately RMB23.2 million, RMB18.5 million and RMB20.6 million (US$2.8 million), respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our mainland China subsidiaries and Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

We currently grant share incentive awards pursuant to our 2022 Share Incentive Plan, or the 2022 Plan. We previously granted awards under our 2008 Share Incentive Plan, or the 2008 Plan, and 2010 Share Incentive Plan, or the 2010 Plan, until those plans were terminated upon the adoption of the 2017 Plan. On December 16, 2022, our shareholders approved a new Share Incentive Plan, or the 2022 Plan, and effective on December 23, 2022, or the Effective Date. The 2022 Plan replaces our 2017 Plan, and the 2017 Plan shall continue to govern awards granted prior to Effective Date, but no new awards shall be granted under the 2017 Plan following the Effective Date.

The purpose of our share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees and service providers to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders. The Plan is further intended to provide flexibility to us in our ability to motivate, attract, and retain the services of members of the board, employees, and service providers upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.

The 2022 Plan

Under the 2022 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 3,000,000 ordinary shares, which we refer to as the scheme mandate limit. Within the scheme mandate limit, the maximum aggregate number of Shares which may be issued pursuant to all Awards to be granted to service providers under the 2022 Plan initially as of the date of approval of the 2022 Plan shall be 60,000. As of December 31, 2024, there were no options to purchase ordinary shares outstanding, and 957,083 restricted shares had been issued and were outstanding under the 2022 Plan.

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

Plan Administration. The Plan shall be administered by a committee of one or more members of the board, referred to as the Committee, to whom the board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members. Any grant or amendment of Awards to any Committee member shall then require an affirmative vote of a majority of the board members who are not on the Committee.

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

Service Provider. Includes but not limited to any consultant, independent contractor or agent who (i) provides advisory services, consultancy services, sales and marketing services, technology services, administrative services to the Company as consultants, independent contractors or agents where the continuity and frequency of their services are akin to those of employees, (ii) provides services in the wealth and asset management industry related projects of our group, or (iii) provides advisory services and consultancy services after stepping down from an employment or director position with our group, but excluding placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and professional service providers, such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity.

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

The following table summarizes, as of December 31, 2024, the outstanding restricted shares issued to our executive officers, directors, and other individuals as a group under the 2022 plan.

Name	Restricted Shares	Date of Issuance
Jingbo Wang	*	December 29, 2023
Jingbo Wang	*	July 12, 2024
Zhe Yin	*	December 29, 2023
Zhe Yin	*	July 12, 2024
Qing Pan	*	December 29, 2023
Qing Pan	*	March 29, 2024
Qing Pan	*	December 20, 2024
Other Individuals as a Group	*	December 29, 2023
Other Individuals as a Group	*	March 29, 2024
Other Individuals as a Group	*	December 20, 2024

Notes:

*Less than 1% of our total outstanding share capital.

As of December 31, 2024, there were no options to purchase ordinary shares outstanding, and no restricted shares had been issued and were outstanding under the 2017 Plan or 2010 Plan.

C.	Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors and may vote with respect to any contract, proposed contract or arrangement notwithstanding that he is interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which such contract or proposed contract or arrangement is considered. Our board of directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. The remuneration to be paid to the directors is determined by the board of directors. There is no age limit requirement for directors.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors in November 2010. We adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Mr. David Zhang, and is chaired by Ms. Xiangrong Li. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Ms. Jingbo Wang, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu, and is chaired by Ms. Jingbo Wang. Each of Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Each director shall hold office until the expiration of his term and until his successor shall have been elected and qualified. Our directors, including those appointed for a specific term, are subject to retirement by rotation at least once every three years. A director may be removed from office at any time by an ordinary resolution of our shareholders before the expiration of his term. A director’s office will be vacated if such director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to our memorandum and articles of association or the laws of Cayman Islands.

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

We had 2,884, 2,583 and 1,990 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the breakdown of our full-time employees by function as of December 31, 2024:

	Number of
Function	Employees	% of Total
PRC
Domestic public securities	294	14.8
Domestic asset management	223	11.2
Domestic insurance	94	4.7

Overseas
Overseas wealth management	193	9.7
Overseas asset management	75	3.8
Overseas insurance and comprehensive services	101	5.1

Headquarters
Business development	591	29.7
Middle and back office support	419	21.0
Total	1,990	100.0%

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We are required under the laws of mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of December 31, 2024, we had 335,153,359 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)%
Directors and Executive Officers:
Jingbo Wang(2)	68,324,890	20.4
Zhe Yin(3)	16,793,470	5.0
Boquan He(4)	16,398,720	4.9
Chia-Yue Chang(5)	20,388,835	6.1
May Yihong Wu	*	*
David Zhang	*	*
Xiangrong Li	*	*
Cynthia Jinhong Meng	*	*
Qing Pan	*	*
All Directors and Officers as a Group	122,242,600	36.5
Principal Shareholders:
Jing Investors Co., Ltd.(6)	67,999,890	20.3
Yiheng Capital Partners, L.P. (7)	33,598,610	10.0
FIL Limited(8)	21,303,950	6.4
Jia Investment Co., Ltd.(9)	20,388,835	6.1
Yin Investment Co., Ltd.(10)	16,793,470	5.0
Investment funds affiliated with Hongshan Capital(11)	16,500,000	4.9
Quan Investment Co., Ltd.(12)	16,398,720	4.9

Notes:

*	Less than 1% of our total outstanding ordinary shares.
(1)	The numbers of ordinary shares in this column have taken into account the share subdivision of the Company effective on October 30, 2023, as a result of which each ordinary share of a par value of US$0.0005 in the share capital of the Company was subdivided into ten (10) ordinary shares of a par value of US$0.00005 each.
(2)	Represents 67,864,530 ordinary shares and options to acquire ordinary shares owned by Jing Investors Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Jingbo Wang and 32,500 ordinary shares owned by Jingbo Wang.
(3)	Represents 16,793,470 ordinary shares and options to acquire ordinary shares owned by Yin Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Zhe Yin.
(4)	Represents 16,398,720 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(5)	Represents 20,388,835 ordinary shares and options to acquire ordinary shares owned by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang.

(6)	Jing Investors Co., Ltd., or Jing Investors, is a British Virgin Islands company wholly owned by Ark Trust (Hong Kong) Limited, or Ark Trust, in its capacity as trustee of the Jing Family Trust, or the Trust, constituted under the laws of Hong Kong, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Jing Investors is the record owner of 67,999,890 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents 33,598,610 ordinary shares beneficially owned by Yiheng Capital Partners, L.P. as of December 31, 2024, as reported in a Form 13F filed by Yiheng Capital Management, LP with the SEC on February 11, 2025. Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(8)	Represents 21,303,950 ordinary shares beneficially owned by FIL Limited and its direct and indirect subsidiaries as of December 31, 2024, as reported in a Form 13F filed by FIL Limited with the SEC on February 13, 2025. FIL Limited is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(9)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Coastal Building, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(10)	Yin Investment Co., Ltd., or Yin Investment, is a British Virgin Islands company wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Safe Harbor Trust (the “Trust”) constituted under the laws of Hong Kong, with Mr. Zhe Yin as the settlor and Mr. Zhe Yin and his family members as the beneficiaries. Yin Investment is directly wholly owned by Rhythm Profit Investment Limited, a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust may be considered to indirectly hold the shares of Yin Investment. However, the trustee disclaims beneficial ownership of all such shares. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Yin Investment except upon written instruction by Mr. Zhe Yin, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associates wholly owned and controlled by Mr. Zhe Yin. The registered address of Yin Investment Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)	Represents 16,500,000 ordinary shares in the form of ADSs held by (i) HongShan Capital I, L.P. (formerly known as Sequoia Capital China I, L.P.), (ii) HongShan Capital Partners Fund I, L.P. (formerly known as Sequoia Capital China Partners Fund, L.P.), and (iii) HongShan Capital Principals Fund I, L.P. (formerly known as Sequoia Capital China Principals Fund, L.P.) (each a “HongShan Capital fund”) The general partner of each of the three HongShan Capital funds is HongShan Capital Management I, L.P., whose general partner is HSG Holding Limited, a company incorporated in the Cayman Islands. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of HongShan Capital, an affiliate of the HongShan Capital funds.
(12)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of December 31, 2024, 185,869,605 of our ordinary shares were held by one record holder in the United States, which is CEDE & Co., the nominee holder for the Depositary Trust Company, in the form of ADSs. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our ordinary shares in the United States.

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

During the years ended December 31, 2022, 2023 and 2024, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Asset Management	63,809	16,365	21,288	2,916
Recurring service fees
Investee funds of Gopher Asset Management	768,161	712,479	613,172	84,004
HongShan Capital Investment Management (Tianjin) Co., Ltd. (formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.)	16,791	16,286	5,088	697
Investee funds of Gopher GP	377,274	400,371	402,264	55,110
Total recurring service fees	1,162,226	1,129,136	1,020,524	139,811
Performance-based income
Investee funds of Gopher Asset Management	51,304	10,934	22,960	3,146
Investee funds of Gopher GP	74,224	110,331	81,938	11,225
Total performance-based income	125,528	121,265	104,898	14,371
Total	1,351,563	1,266,766	1,146,710	157,098

As of December 31, 2023 and 2024, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Investee funds of Gopher Assets	238,033	302,724	41,473
Investee funds of Gopher Capital GP Ltd.	93,498	194,885	26,699
Total in gross amounts	331,531	497,609	68,172
Less: allowance for credit losses	(9,194)	(7,484)	(1,025)
Total in net amounts	322,337	490,125	67,147

As of December 31, 2023 and 2024, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Investee funds of Gopher Assets	11,075	4,365	598
Investee funds of Gopher Capital GP Ltd.	74,679	5,034	690
Total in gross amounts	85,754	9,399	1,288
Less: allowance for credit losses	(14,200)	—	—
Total in net amounts	71,554	9,399	1,288

The terms of the loans are due on demand and expected to be matured within one year, most of which are interest free.

As of December 31, 2023 and 2024, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Investee funds of Gopher Asset Management	8,830	873	120
Investee funds of Gopher GP	4,728	2,824	387
Total	13,558	3,697	507

During the years ended December 31, 2022, 2023 and 2024, donation made to Shanghai Noah Charity Fund were RMB3.2 million, RMB6.3 million and RMB9.3 million (US$1.3 million), respectively.

During the years ended December 31, 2022 and 2023, we paid RMB5.5 million and nil as service fees to Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”) for development of an online mutual fund work station for our relationship managers and one-stop service platform for private equity fund managers, respectively. Dingnuo was no longer the affiliate of shareholder of our Group after we acquired 100% of the issued shares in DD Finance Ltd. (the parent company of Dingnuo) on June 28, 2023.

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

While we believe we have solid legal grounds to defend any legal claims from all 818 affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an ex gratia settlement offer, which we refer to as the Initial Offer, to affected clients in 2020. An affected client who accepted the Initial Offer shall receive restricted share units (“RSUs”) and become an ordinary shareholder of our company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. Each RSU allows the grantees to receive one ordinary share (10 shares after share subdivision in 2023). As of December 31, 2024, 595 out of 818 affected clients had accepted the Initial Offer. We granted a total of 3,715,114 RSUs involving 37,151,140 shares (represented by 7,430,228 ADSs), among which, 1,563,164 RSUs involving 15,631,640 shares (represented by 3,126,328 ADSs) have vested and 2,151,950 RSUs involving 21,519,500 shares (represented by 4,303,900 ADSs) were outstanding and yet to vest as of December 31, 2024.

As approved by our board of directors on August 24, 2020, a total number of new shares not exceeding 1.6% of the share capital of our Company has been authorized to be issued under the settlement plan annually for ten consecutive years. The settlement plan was not required to be approved by our shareholders under the memorandum of association and articles of association of the Company.

In 2024, we intended to continue settling with the remaining 223 affected clients who did not accept the Initial Offer by offering such clients another ex gratia settlement offer, which we refer to as the Subsequent Offer, and together with the Initial Offer, we refer to them as the Offers. As of December 31, 2024, 19,797 RSUs involving 197,970 shares had vested for the remaining clients who accepted the Subsequent Offer and 29,694 RSUs involving 296,940 shares were outstanding and yet to vest as of December 31, 2024.

As approved by our shareholders in the annual general meeting held on June 12, 2024, since the passing of such resolution in the annual general meeting and until the conclusion of the next annual general meeting to be held tentatively in May or June 2025, we may issue no more than 22,527,740 shares, accounting for approximately 6.82% of our company’s voting rights as of April 16, 2024, under the issuance mandate to the affected clients to the Camsing Incidents who accepted the Initial Offer, and we may also issue no more than 12,128,310 shares, accounting for approximately 3.67% of our voting rights as of April 16, 2024, under the issuance mandate to the affected clients of the Camsing Incidents who accepts the Subsequent Offer between the passing of such resolution and until the conclusion of the next annual general meeting to be held tentatively in June 2025.

As of December 31, 2024, 3,764,605 RSUs involving 37,646,050 shares (represented by 7,529,210 ADSs) have been granted by the affected clients who accepted the offers under the Offers, among which 1,853,648 RSUs involving 18,536,484 shares (represented by 3,707,296 ADSs) have vested and 1,910,957 RSUs involving 19,109,566 shares (represented by 3,821,914 ADSs) were outstanding and yet to vest.

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

On January 5, 2024, the Shanghai High People’s Court dismissed the appeals filed by the controlling shareholder of the Camsing and other defendants in the criminal proceeding and upheld the judgment of the first instance, which ruling has become final. On May 6, 2024, we received the judgment of the civil lawsuit we filed in July 2019 against Camsing and the Buyer in connection with the Camsing Incident, in which Shanghai Financial Court ruled in favor of Shanghai Gopher against Camsing. According to the judgment, Camsing was ordered to pay Shanghai Gopher (i) the outstanding amount of the Camsing Receivables of RMB3.4 billion; and (ii) relevant legal fees and expenses incurred by Shanghai Gopher amounting to RMB3.6 million. Further, Camsing was ordered to bear the fees and expenses of RMB17.1 million incurred by Shanghai Financial Court.

As of December 31, 2024, 103 investors’ legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB341.8 million were still pending. As of the date of this annual report, our management has assessed, based on our PRC legal adviser’s advice, that we were unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Other Incident

In December 2022, we received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant,” a subsidiary of the Company).

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

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While we held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests, or the First-instance Ruling.

In late March 2024, we received a judgment on appeal, which we refer to as the Appellate Judgment, from the High People’s Court of Anhui Province, affirming the First-instance Ruling. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. As we had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Ruling prior to the issuance of the Appellate Judgment, the ruling in the Appellate Judgment is not expected to materially affect our overall financial position in comparison to our financial position prior to the issuance of the Appellate Judgment. Based on advice from our mainland China counsel to this civil lawsuit, we held the same view as before that the claim of the Plaintiff is without merit and is unfounded. We have applied for a retrial to the Supreme People’s Court of the PRC with respect to the ruling in the Appellate Judgment in April 2024, and to vigorously defend against the civil claim from the Plaintiff.

In early January 2025, we received the civil judgment on the retrial from the PRC Supreme Court, or the Retrial Judgement, which partially upheld our petition for retrial finding errors in the application of law in the original judgments, and accordingly revoked the First-instance Judgment and Appellate Judgment. Pursuant to the Retrial Judgement, we shall be held liable for 70% of the compensation of RMB99.0 million along with the corresponding interest losses. As our group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Judgment prior to the issuance of the Appellate Judgment and the Retrial Judgement, the ruling in the Retrial Judgement is not expected to materially affect our group’s overall financial position in comparison to its financial position prior to the issuance of the Retrial Judgement.

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

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. On August 10, 2022, our board of directors approved and adopted the following dividend policy, which we refer to as the Dividend Policy, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022, and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of our group’s non-GAAP net income attributable to the shareholders of the preceding financial year as reported in our company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to shareholders’ approval. Our company may declare and pay dividends by way of cash or by other means that the board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by our company in respect of its future dividend and/or in no way obligate our company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

From 2022 to 2024, we have declared and distributed dividends for an aggregate amount of RMB1,185.4 million (US$162.4 million). In March 2025, our board of directors approved an annual dividend of approximately RMB275.0 million (US$37.7 million) and a non-recurring special dividend of approximately RMB275.0 million (US$37.7 million). The annual and special dividend payment plan will be reviewed during and announced after the annual general meeting of our shareholders, which is expected to be held in June 2025.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.   The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the New York Stock Exchange since November 10, 2010 under the symbol “NOAH.” One ADS represents five of our ordinary shares.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed among the holders of the ordinary shares on a pro rata basis, and the liquidator may with the sanction of an ordinary resolution of the shareholders divide amongst the shareholders in specie or in kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not), and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid, and may determine how such division shall be carried out as between our shareholders or different classes of shareholder.

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

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to our articles of association, be varied or abrogated with the written consent of the holders of not less than three-fourths in the nominal value of the issued shares of that class or series or with the sanction passed at a general meeting of the holders of the shares of that class or series by shareholders holding shares representing three-fourths in nominal value of the issue shares of that class present in person or by proxy and voting at such general meeting.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, subject to certain limited exceptions (including the right to obtain our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

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

The following summaries of certain material Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares are based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The below summaries are subject in all circumstances to the limitations set forth herein and below. In addition, the below summaries do not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

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

People’s Republic of China Taxation

The mainland China enterprise income tax is calculated based on the taxable income determined under the laws and accounting standards of mainland China. Under the EIT Law and the EIT Implementation Rules, all domestic and foreign-invested companies in mainland China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a mainland China subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the tax laws of mainland China. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between mainland China and the Cayman Islands, dividends we receive from our mainland China subsidiaries will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our mainland China subsidiaries through Noah Insurance, according to Tax Arrangement between mainland China and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside mainland China with their “de facto management bodies” located within mainland China may be considered mainland China resident enterprises and therefore subject to mainland China enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a mainland China company or a mainland China company group will be classified as a “resident enterprise” with its “de facto management bodies” located within mainland China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in mainland China. We have evaluated whether we are a mainland China resident enterprise and we believe that we are not a mainland China resident enterprise for the year ended December 31, 2024.

However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management bodies”. If we are deemed to be a mainland China resident enterprise, we will be subject to mainland China enterprise income tax at the rate of 25% on our global income. In that case, however, dividend income we receive from our mainland China subsidiaries may be exempt from mainland China enterprise income tax because the EIT Law and the EIT Implementation Rules generally provide that dividends received from a mainland China resident enterprise from its directly invested entity that is also a mainland China resident enterprise is exempt from mainland China enterprise income tax. However, as there is still uncertainty as to how the EIT Law and the EIT Implementation Rules will be interpreted and implemented, we cannot assure investors in our ADSs or ordinary shares that we are eligible for such mainland China enterprise income tax exemptions or reductions for any subsequent taxable year.

Provided that our Cayman Islands holding company, Noah Holdings Limited, is not deemed to be a mainland China resident enterprise, holders of our ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. SAT Circular 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to mainland China tax under SAT Circular 7. However, because there is uncertainty as to the application of SAT Circular 7, we and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be taxed under and SAT Circular 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainties with respect to the application of the regulations on the administration of enterprise income tax for share transfers by non-PRC resident enterprises.”

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

This summary is based upon existing provisions of the Code, U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, administrative pronouncements of the IRS, and judicial decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual circumstances, including those subject to special tax rules such as: banks and certain other financial institutions; insurance companies; brokers or dealers in stocks, securities, commodities or currencies; persons that use or are required to use a mark-to-market method of accounting; pension plans; regulated investment companies; real estate investment trusts; cooperatives; tax-exempt entities (including private foundations); persons that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our total voting power or value; investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; U.S. expatriates; entities subject to the U.S. anti-inversion rules; partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation; persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this summary does not address any U.S. federal estate, gift, Medicare, or any alternative minimum tax considerations, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Except as specifically described below, this discussion does not address any tax consequences or reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act, or FATCA regime.

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

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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

ADSs

For U.S. federal income tax purposes, a U.S. Holder of our ADSs will generally be treated as the beneficial owner of the underlying shares represented by such ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawal of shares for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

We will be a PFIC for U.S. federal income tax purposes for any taxable year if, applying the applicable look-through rules, either: (1) at least 75% of our gross income for such year consists of certain types of “passive” income or (2) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, certain types of rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. Cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account.

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

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2024 and will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below generally will apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2022, 2023 and 2024) during a U.S. Holder’s holding period for our ADSs or ordinary shares, then, absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC in subsequent taxable years, on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years to the U.S. Holder or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC with respect to a U.S. Holder for any taxable year (as we believe we were for our taxable years ended December 31, 2022, 2023 and 2024) during such U.S. Holder’s holding period for our ADSs or ordinary shares and any of our non-U.S. subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity that is a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

Mark-to-Market Election

In lieu of being subject to the rules discussed above, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, so long as our ADSs remain listed on the New York Stock Exchange and are regularly traded, we expect that a mark-to-market election would be available to a U.S. Holder of our ADSs for each taxable year that we are a PFIC, but no assurances are given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include in gross income as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in such ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a taxable year for which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a valid mark-to-market election and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the PFIC rules described above with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. Holders should consult their tax advisors regarding the availability of, procedure for, and effect of making a mark-to-market election in light of their particular circumstances.

Qualified Electing Fund Election

We currently do not intend to prepare or provide the information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described herein.

Deemed Sale Election

If we are a PFIC for any taxable year (as we believe we were for our taxable years ended December 31, 2022, 2023 and 2024) during a U.S. Holder’s holding period for our ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election.

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. As previously noted, we believe that we were a PFIC for our taxable year ended December 31, 2024.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR THE TAXABLE YEAR ENDED DECEMBER 31, 2024 ON THEIR INVESTMENT IN OUR ADSS OR ORDINARY SHARES, AS WELL AS THE ASSOCIATED REPORTING REQUIREMENTS AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

Dividends and Other Distributions on our ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any cash distributions (including the amount of any PRC or other tax withheld) paid with respect to our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of our ADSs. However, because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally constitute a “dividend” for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction generally available to corporations under the Code.

A non-corporate U.S. Holder generally will be subject to tax on dividends received from a “qualified foreign corporation” at the reduced U.S. federal tax rate applicable to “qualified dividend income,” rather than the marginal tax rates applicable to ordinary income, provided that certain holding period and other requirements are met. If we are neither a PFIC nor treated as such with respect to U.S. Holders for the taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs or ordinary shares, provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. As discussed above under “––Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for our taxable year ended December 31, 2024.

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

Dividends will be treated as foreign-source income, and generally will constitute passive category income for foreign tax credit purposes. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of mainland China withholding tax, if applicable. See “—People’s Republic of China Taxation” above. Subject to applicable limitations, which vary depending upon each U.S. Holder’s particular circumstances, if mainland China taxes are withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits), such withheld mainland China taxes generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such withheld mainland China taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale, Exchange or Other Taxable Disposition of our ADSs or Ordinary Shares

A U.S. Holder will recognize gain or loss on a sale or exchange of our ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in our ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company Rules” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual, that has held our ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that a U.S. Holder recognizes on a disposition of our ADSs or ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. However, if we are treated as a mainland China resident enterprise for mainland China tax purposes and mainland China tax is imposed on gain from the disposition of our ADSs or ordinary shares (see “—People’s Republic of China Taxation” above), then a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as mainland China-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in their particular circumstances.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2024, we had an Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$236.2 million and a U.S. dollar denominated cash balance of US$287.4 million. Assuming we had converted the U.S. dollar denominated cash balance of US$287.4 million as of December 31, 2024 into RMB at the exchange rate of US$1.00 for RMB7.2993 as of December 31, 2024, this cash balance would have been RMB2,098.1 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2024, we had RMB799.9 million (US$109.6 million) invested in debt products with a weighted average duration of approximately 1.15 years.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB6.0 million (US$0.82 million) in 2024.

Conversion between ADSs and Shares Trading in Hong Kong

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 20 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council;

●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.1% payable by each of the buyer and seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong;

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

Conversion between ADSs and Shares Trading in Hong Kong

In connection with the listing of our ordinary shares in Hong Kong, we have established a branch register of members in Hong Kong (the “Hong Kong share register”), which will be maintained by its Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, which we refer to as our Cayman share register, will continue to be maintained by its Principal Share Registrar, Maples Fund Services (Cayman) Limited.

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

The depositary for our company’s ADSs is Citibank, N.A., whose office is located at 388 Greenwich Street, New York, New York, 10013.

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

Converting ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw ordinary shares from our company’s ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from our company’s ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

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

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into our company’s ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and for each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our company’s ADS program.

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

We raised approximately US$40.2 million in net proceeds from the global offering, after deducting estimated underwriting fees and other offering expenses, including the net proceeds we received from the partial exercise of the over-allotment option by the international underwriters. There has been no change in the intended use of net proceeds as previously disclosed in the shelf registration statement on Form F- 3 (File Number: 333- 265732) filed on June 21, 2022 and prospectus supplements filed on June 29 and July 7, 2022, respectively, and our company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as previously disclosed.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2024.

Report of the Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB, the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated March 26, 2025 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

March 26, 2025

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Mr. David Zhang, independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

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

Item 16C.  Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu, our principal external auditors, for the years indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the Year Ended
	December 31,
	2023	2024

	(RMB’000)
Audit fees(1)	10,070	9,978
Audit-related fees(2)	154	36
Other fees(3)	—	580

Note:

(1)	“Audit fees” included the aggregate fees for professional services rendered for the audit of the consolidated financial statements, the review of our comparative interim financial statements and the statutory audits of certain of our subsidiaries and the consolidated affiliated entities.
(2)	“Audit-related fees” included aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Other fees” represents aggregate fees for professional services performed in connection with service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and its affiliates, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 28, 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$50 million of our ADSs or ordinary shares over a two-year period.

The following table sets forth information about out repurchases made in the year 2024 under this share repurchase program described above.

			(c) Total Number	(d) Approximate
			of Shares	Dollar Value of
	(a) Total		Purchased as	Shares that May Yet
	Number of		Part of Publicly	Be Purchased under
	Shares	(b) Average Price	Announced Plans	the Plans or
Period	Purchased	Paid per Share	or Programs	Programs
December 2024	3,063,510	US$2.38556	3,063,510	US$42,691,813
Total	3,063,510	US$2.38556	3,063,510	US$42,691,813

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

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider trading policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the NYSE and the Hong Kong Stock Exchange.

Our Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading is filed as is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

11.2*	Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Accounting Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Accounting Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an Independent Registered Public Accounting Firm

15.2*	Consent of Zhong Lun Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

Exhibit Number	Description of Document
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F (File No. 001-34936), filed with the Commission on April 24, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOAH HOLDINGS LIMITED

By:	/s/ Zhe Yin
Name:	Zhe Yin
Title:	Chief Executive Officer

Date: April 24, 2025

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2022, 2023 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Allowance for credit losses — Loan receivables — Refer to Notes 2(x) and 11 to the financial statements

Critical Audit Matter Description

As of December 31, 2024, the Company’s allowance of credit losses on loan receivables (“ACLL”) was RMB74.1 million, represents management’s best estimate of losses inherent in the loan receivables. The Company estimated expected loss for loans with different risk charateristics by using a method which involves the probability of default and loss given default assumption derived from applicable statistical models. The methodology requires the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models.

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

March 26, 2025

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated March 26, 2025 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

March 26, 2025

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	5,192,127	3,822,339	523,658
Restricted cash	154,433	8,696	1,191
Short-term investments (including short-term investments measured at fair value of RMB220,728 and RMB285,202 as of December 31, 2023 and 2024, respectively)	379,456	1,274,609	174,621
Accounts receivable, net of allowance for credit losses of RMB6,862 and RMB17,199 as of December 31, 2023 and 2024, respectively	503,978	473,490	64,868
Amounts due from related parties, net of allowance for credit losses of RMB23,394 and RMB7,484 as of December 31, 2023 and 2024, respectively	393,891	499,524	68,435
Loan receivables, net of allowance for credit losses of RMB79,510 and RMB74,059 as of December 31, 2023 and 2024, respectively	286,921	169,108	23,168
Other current assets	206,250	226,965	31,091
Total current assets	7,117,056	6,474,731	887,032
Long-term investments (including long-term investments measured at fair value of RMB666,867 and RMB703,246 as of December 31, 2023 and 2024, respectively)	810,484	971,099	133,040
Investment in affiliates	1,526,544	1,373,156	188,122
Property and equipment, net	2,482,199	2,382,247	326,367
Operating lease right-of-use assets, net	139,019	121,115	16,593
Deferred tax assets	431,494	319,206	43,731
Other non-current assets, net of allowance for credit losses of nil and RMB13,431 as of December 31, 2023 and 2024, respectively	178,582	137,291	18,809
Total Assets	12,685,378	11,778,845	1,613,694
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	564,096	412,730	56,544
Income tax payable	89,694	63,892	8,753
Deferred revenues	72,824	72,259	9,899
Contingent liabilities	482,802	476,107	65,226
Other current liabilities	681,802	404,288	55,387
Total current liabilities	1,891,218	1,429,276	195,809
Deferred tax liabilities	262,404	246,093	33,715
Operating lease liabilities, non-current	76,533	75,725	10,374
Other non-current liabilities	27,660	15,011	2,056
Total Liabilities	2,257,815	1,766,105	241,954

Contingencies

Shareholders’ equity:
Ordinary shares: 1,000,000,000 ordinary shares authorized (US$0.00005 par value), 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023 and 1,000,000,000 ordinary shares authorized (US$0.00005 par value), 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024	110	113	15
Treasury Stock	—	(53,345)	(7,308)
Additional paid-in capital	3,798,662	3,907,992	535,393
Retained earnings	6,436,946	5,904,540	808,919
Accumulated other comprehensive income	74,616	186,548	25,557
Total Noah Holdings Limited shareholders’ equity	10,310,334	9,945,848	1,362,576
Non-controlling interests	117,229	66,892	9,164
Total Shareholders’ Equity	10,427,563	10,012,740	1,371,740
Total Liabilities and Equity	12,685,378	11,778,845	1,613,694

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	617,636	1,072,838	614,258	84,153
Recurring service fees	768,980	707,580	631,505	86,516
Performance-based income	184,048	16,344	47,841	6,554
Other service fees	223,441	270,579	186,108	25,497
Total revenues from others	1,794,105	2,067,341	1,479,712	202,720
Revenues from funds Gopher/Olive manages
One-time commissions	63,809	16,365	21,288	2,916
Recurring service fees	1,145,435	1,112,850	1,015,436	139,114
Performance-based income	125,528	121,265	104,898	14,371
Total revenues from funds Gopher/olive manages	1,334,772	1,250,480	1,141,622	156,401
Total revenues	3,128,877	3,317,821	2,621,334	359,121
Less:VAT related surcharges	(28,505)	(23,125)	(20,352)	(2,788)
Net revenues	3,100,372	3,294,696	2,600,982	356,333
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(497,147)	(655,460)	(562,523)	(77,065)
Other compensations	(944,735)	(801,293)	(786,928)	(107,809)
Total compensation and benefits	(1,441,882)	(1,456,753)	(1,349,451)	(184,874)
Selling expenses	(349,014)	(485,778)	(269,038)	(36,858)
General and administrative expenses	(235,319)	(275,727)	(296,751)	(40,655)
Reversal of (provision for) credit losses	424	7,028	(23,882)	(3,272)
Other operating expenses, net	(115,653)	(112,506)	(93,210)	(12,770)
Government subsidies	129,521	126,955	65,239	8,938
Total operating cost and expenses	(2,011,923)	(2,196,781)	(1,967,093)	(269,491)
Income from operations	1,088,449	1,097,915	633,889	86,842
Other income (expense):
Interest income	61,416	161,926	155,751	21,338
Investment income (loss)	85,554	(61,486)	50,152	6,871
Reversal of settlement expenses	—	—	12,454	1,706
Contingent litigation expenses	(99,000)	—	14,000	1,918
Other income	13,130	10,892	1,359	186
Total other income	61,100	111,332	233,716	32,019
Income before taxes and income from equity in affiliates	1,149,549	1,209,247	867,605	118,861
Income tax expense	(267,108)	(262,360)	(268,591)	(36,797)
Income (loss) from equity in affiliates	89,148	54,128	(112,010)	(15,345)
Net income	971,589	1,001,015	487,004	66,719
Less: net (loss) income attributable to non-controlling interests	(4,982)	(8,479)	11,559	1,584
Net income attributable to Noah Holdings Limited shareholders	976,571	1,009,494	475,445	65,135
Net income per share[2]:
Basic	2.86	2.91	1.36	0.19
Diluted	2.86	2.91	1.35	0.18
Weighted average number of shares used in computation[2]:
Basic	341,660,160	347,369,860	350,847,647	350,847,647
Diluted	341,980,710	347,422,580	352,351,257	352,351,257

Note 1: Gopher/Olive refers to the Group’s subsidiaries and consolidated variable interest entities (“VIEs”) under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

Note 2: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income	971,589	1,001,015	487,004	66,719
Other comprehensive income , net of tax
Foreign currency translation adjustments	137,555	76,990	112,131	15,362
Comprehensive income	1,109,144	1,078,005	599,135	82,081
Less: comprehensive (loss) income attributable to non-controlling interests	(4,895)	(8,651)	11,758	1,611
Comprehensive income attributable to Noah Holdings Limited shareholders	1,114,039	1,086,656	587,377	80,470

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

										Total Noah
									Accumulated	Holdings
							Additional		Other	Limited		Total
	Class A		Class B				Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling	Shareholders’
	Ordinary Shares[3]		Ordinary Shares[3]		Treasury Stock		Capital	Earnings	(Loss) Income	Equity	Interests	Equity
	Shares[2]	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	226,839,700	76	83,150,000	28	(9,195,150)	(541,379)	3,534,741	5,187,323	(140,014)	8,040,775	100,866	8,141,641
Net income (loss)	—	—	—	—	—	—	—	976,571	—	976,571	(4,982)	971,589
Share-based compensation	—	—	—	—	—	—	42,300	—	—	42,300	—	42,300
Treasury stock reissued for vesting of restricted shares, net	—	—	—	—	323,120	20,252	(3,436)	(16,816)	—	—	—	—
Treasury stock reissued for stock options exercised, net	—	—	—	—	60,090	3,585	(618)	(1,474)	—	1,493	—	1,493
Restricted share units for settlement (Note 14)	1,027,000	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income - foreign currency translation adjustments	—	—	—	—	—	—	—	—	137,468	137,468	87	137,555
Receipt of employees’ shares to satisfy tax withholding obligations related to share-based compensation	—	—	—	—	(707,040)	(23,111)	—	—	—	(23,111)	—	(23,111)
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	—	—	17,680	17,680
Divestment of non-controlling interests	—	—	—	—	—	—	(10,315)	—	—	(10,315)	(13,338)	(23,653)
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	966	966
Distributions to non-controlling interests	—	—	—	—	—	—	(6,500)	—	—	(6,500)	(6,500)	(13,000)
Class B Ordinary Shares transfer to Class A Ordinary Shares (Note 3)	83,150,000	28	(83,150,000)	(28)	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon completion of Hong Kong public Offering	11,521,600	4	—	—	—	—	247,011	—	—	247,015	—	247,015
Retirement of treasury stock	(9,518,980)	(3)	—	—	9,518,980	540,653	—	(540,650)	—	—	—	—
Balance at December 31, 2022	313,019,320	105	—	—	—	—	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475
Net income (loss)	—	—	—	—	—	—	—	1,009,494	—	1,009,494	(8,479)	1,001,015
Dividends (Note 20)	—	—	—	—	—	—	—	(177,502)	—	(177,502)	—	(177,502)
Share-based compensation	—	—	—	—	—	—	11,530	—	—	11,530	—	11,530
Ordinary shares issued for settlement, net (Note 14)	11,779,470	4	—	—	—	—	(4)	—	—	—	—	—
Ordinary shares issued for vesting of restricted shares	1,508,390	1	—	—	—	—	(1)	—	—	—	—	—
Ordinary shares issued for exercising of options	150	—	—	—	—	—	3	—	—	3	—	3
Other comprehensive income (loss) —foreign currency translation adjustments	—	—	—	—	—	—	—	—	77,162	77,162	(172)	76,990
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	—	—	13,911	13,911
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	68,018	68,018
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	(23,377)	(23,377)
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,925)	(6,925)
Distributions to non-controlling interests	—	—	—	—	—	—	(16,049)	—	—	(16,049)	(20,526)	(36,575)
Balance at December 31, 2023	326,307,330	110	—	—	—	—	3,798,662	6,436,946	74,616	10,310,334	117,229	10,427,563
Net income	—	—	—	—	—	—	—	475,445	—	475,445	11,559	487,004
Dividends (Note 20)	—	—	—	—	—	—	—	(1,007,851)	—	(1,007,851)	—	(1,007,851)
Share-based compensation (Note 13)	—	—	—	—	—	—	109,030	—	—	109,030	—	109,030
Ordinary shares issued for settlement, net (Note 14)	3,913,084	2	—	—	—	—	7,657	—	—	7,659	—	7,659
Ordinary shares issued for vesting of restricted share units, net of withheld for employee taxes	3,236,630	1	—	—	—	—	(7,443)	—	—	(7,442)	—	(7,442)
Repurchase of ordinary shares	—	—	—	—	(3,063,510)	(53,345)	—	—	—	(53,345)	—	(53,345)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	111,932	111,932	199	112,131
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(51,835)	(51,835)
Distributions to non-controlling interests	—	—	—	—	—	—	86	—	—	86	(10,260)	(10,174)
Balance at December 31, 2024	333,457,044	113	—	—	(3,063,510)	(53,345)	3,907,992	5,904,540	186,548	9,945,848	66,892	10,012,740

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.
2	As of December 31, 2024, 1,696,315 ordinary shares were issued in relation to the future share units for employees (Note 13) and settlement (Note 14) which is subject to future vesting. These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.
3	Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effected on October 27, 2023. See Note 2 for details.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	971,589	1,001,015	487,004	66,719
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	1,183	23,488	5,180	710
Depreciation expenses	155,968	158,082	156,683	21,465
Non-cash lease expenses	95,280	78,212	58,187	7,972
Reversal of settlement expenses	—	—	(12,454)	(1,706)
Share-based compensation expenses	42,300	11,530	109,030	14,937
Foreign exchange (gain) loss	—	(7,037)	383	52
Income from equity in affiliates, net of dividends	(33,708)	(19,340)	160,612	22,004
Gain from acquisition	—	(10,834)	—	—
(Reversal of) provision for credit losses	(424)	(7,028)	23,882	3,272
Impairment of long-term investments	—	13,343	1,000	137
Fair value losses in the consolidated funds	10,483	7,513	—	—
Fair value (gains) losses of equity investments measured at fair value	(99,991)	43,113	(7,808)	(1,070)
Changes in operating assets and liabilities:
Accounts receivable	304,698	258	22,939	3,143
Amounts due from related parties	(2,040)	94,367	(169,616)	(23,237)
Other current assets	(17,001)	(51,245)	(20,715)	(2,838)
Other non-current assets	33,622	(37,761)	8,954	1,227
Accrued payroll and welfare expenses	(277,594)	(104,904)	(151,367)	(20,737)
Income taxes payable	(63,412)	(37,154)	(25,802)	(3,535)
Deferred revenues	4,336	4,857	(565)	(77)
Other current liabilities	(178,823)	225,565	(227,386)	(31,152)
Other non-current liabilities	(40,260)	(32,100)	(12,649)	(1,733)
Contingent liabilities	99,000	(99,000)	—	—
Lease assets and liabilities	(94,535)	(78,208)	(58,030)	(7,950)
Trading debt securities	(192,866)	124,005	(56,103)	(7,686)
Deferred tax assets and liabilities	(84,904)	17,583	95,977	13,149
Net cash provided by operating activities	632,901	1,318,320	387,336	53,066
Cash flows from investing activities:
Purchases of property and equipment	(62,710)	(157,922)	(82,175)	(11,258)
Purchase of held-to-maturity investments	(1,035)	(489,941)	(1,644,317)	(225,271)
Proceeds from redemption of held-to-maturity investments	9,662	257,474	668,548	91,591
Purchases of short-term equity securities	(1,722)	(16)	(90,010)	(12,331)
Proceeds from short-term equity securities	3,887	2,718	9,463	1,296
Purchase of other long-term investments	(3,943)	—	(9,907)	(1,357)
Proceeds from sale of other long-term investments	19,366	4,087	16,782	2,299
Purchase of investments held by consolidated funds	(75,029)	(42,206)	(662)	(91)
Proceeds from investments held by consolidated funds	30,627	32,905	83,498	11,439
Loans to related parties	(21,375)	(84,341)	(17,915)	(2,454)
Principal collection of loans to related parties	36,308	41,619	80,070	10,970
Loans disbursement to third parties	(200,111)	(18,029)	(1,843)	(252)
Principal collection of loans originated to third parties	348,446	221,251	135,320	18,539
Increase in investments in affiliates	(73,296)	(53,620)	(32,133)	(4,402)
Capital return from investments in affiliates	65,214	63,857	44,462	6,091
Proceeds from disposal of subsidiaries, net of cash deconsolidated	—	30,430	—	—
Acquisitions, net of cash acquired	—	(55,407)	—	—
Net cash provided by (used in) investing activities	74,289	(247,141)	(840,819)	(115,191)

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from offering, net of issuance cost	247,015	—	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	1,493	3	—	—
Contribution from non-controlling interests	17,680	13,911	—	—
Distributions to non-controlling interests	—	(23,584)	(10,174)	(1,394)
Divestment of non-controlling interests	(23,653)	(6,925)	(51,835)	(7,101)
Payment for repurchase of ordinary shares	—	—	(53,345)	(7,308)
Dividend paid	—	(177,502)	(1,007,851)	(138,075)
Payment for withholding tax related to share-based compensation	—	—	(7,351)	(1,007)
Payments of assumed liability resulting from certain asset acquisition	(8,774)	(5,738)	(3,648)	(500)
Net cash (used in) provided by financing activities	233,761	(199,835)	(1,134,204)	(155,385)
Effect of exchange rate changes	81,054	48,098	72,162	9,883
Net increases(decrease) in cash, cash equivalents and restricted cash	1,022,005	919,442	(1,515,525)	(207,627)
Cash, cash equivalents and restricted cash—beginning of the year	3,412,613	4,434,618	5,354,060	733,503
Cash, cash equivalents and restricted cash—end of the year	4,434,618	5,354,060	3,838,535	525,876
Supplemental disclosure of cash flow information:
Cash paid for income taxes	407,494	285,507	203,673	27,903

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in other current liabilities	36,763	37,018	30,749	4,213
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	55,761	92,401	94,889	13,000
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	4,403,915	5,192,127	3,822,339	523,658
Restricted cash	23,203	154,433	8,696	1,191
Restricted cash – non-current included in other non-current assets	7,500	7,500	7,500	1,027
Total cash, cash equivalents and restricted cash	4,434,618	5,354,060	3,838,535	525,876

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022, 2023 and 2024

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

On October 26, 2023, ordinary shares of par value of US$0.0005 each was subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Share Subdivision”). All share and per share amounts for all periods presented have been retrospectively adjusted to reflect the Share Subdivision.

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

Since the Company does not have any equity interests in Noah Investment, in order to exercise effective control over its operations, the Company, through Noah Group, entered into a series of contractual arrangements with Noah Investment and its Registered Shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from all the equity interests in Noah Investment. These contractual arrangements include:

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

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2022, 2023 and 2024, the impact of which was immaterial.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Cash and cash equivalents	1,420,089	705,010	96,586
Restricted cash	9,775	5,877	805
Short-term investments	119,399	375,226	51,406
Accounts receivable, net	57,682	28,542	3,910
Amounts due from related parties, net	251,235	224,734	30,788
Amounts due from the Group’s subsidiaries*	149,250	621,944	85,206
Loans receivables, net	34,987	56,674	7,764
Other current assets	81,660	154,279	21,136
Long-term investments	433,201	605,840	83,000
Investment in affiliates	852,163	729,942	100,002
Property and equipment, net	74,600	86,953	11,913
Operating lease right-of-use assets, net	10,195	3,493	479
Deferred tax assets	74,418	108,564	14,873
Other non-current assets	8,889	15,274	2,093
Total assets	3,577,543	3,722,352	509,961
Accrued payroll and welfare expenses	144,688	97,459	13,352
Income tax payable	17,007	90,665	12,421
Deferred revenues	3,672	2,166	297
Other current liabilities	164,171	142,918	19,580
Deferred tax liabilities	32,656	59,804	8,193
Other non-current liabilities	14,978	9,226	1,264
Operating lease liabilities, non-current	6,044	1,582	217
Total liabilities	383,216	403,820	55,324

*Amounts due from/to the Group’s subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

	Year Ended December 31,
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	365,927	371,863	44,202	6,056
Recurring service fees	50,494	4,083	21,925	3,004
Other service fees	105,612	37,251	113,089	15,493
Total revenues from others	522,033	413,197	179,216	24,553
Revenues from funds Gopher manages
One-time commissions	50,227	4,135	1,178	161
Recurring service fees	665,724	569,458	475,180	65,099
Performance-based income	51,688	10,414	22,962	3,146
Total revenues from funds Gopher manages	767,639	584,007	499,320	68,406
Total revenues(1)	1,289,672	997,204	678,536	92,959
Less: VAT related surcharges	(7,452)	(4,538)	(1,740)	(238)
Net revenues	1,282,220	992,666	676,796	92,721
Total operating cost and expenses(2)	(586,993)	(740,138)	(704,101)	(96,461)
Total other income	105,426	(11,197)	11,769	1,612
Net income (loss)	658,023	212,334	(112,011)	(15,345)
Net income (loss) attributable to Noah Holdings Limited shareholders	628,645	215,954	(122,393)	(16,768)
Cash flows provided by (used in) operating activities(3)	661,944	(7,660)	(394,848)	(54,094)
Cash flows used in investing activities	(275,289)	(131,120)	(284,130)	(38,926)
Cash flows used in financing activities	—	—	—	—
(1)	The total revenues include intragroup transactions amounted to RMB64,419, RMB19,591 and RMB99,107 for the years ended December 31, 2022, 2023 and 2024, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(2)	The total operating cost and expenses include intragroup transactions amounted to RMB264,376, RMB359,075 and RMB273,964 for the years ended December 31, 2022, 2023 and 2024, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(3)	Cash flows (used in) provided by operating activities in 2022, 2023 and 2024 include amounts due (to) from the Group’s subsidiaries of RMB(55,762), RMB149,250 and RMB647,424 (US$88,697).

The VIEs contributed an aggregate of 41.4%, 30.1% and 26.0% of the consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively and an aggregate 67.7%, 21.2% and (23.0%) of the consolidated net income for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIEs accounted for an aggregate of 28.2% and 31.0%, respectively, of the consolidated total assets.

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

As of December 31, 2023 and 2024, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2023 and 2024, respectively.

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Amounts due from related parties	23,307	20,802	2,850
Investments	562,426	498,614	68,310
Maximum exposure to loss in non-consolidated VIEs	585,733	519,416	71,160

The Group has not provided other form of financial support to these non-consolidated VIEs during the years ended December 31, 2022, 2023 and 2024, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2023 and 2024.

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

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables and investments. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2023, and 2024. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There was an investment product provider which accounted for 11.1% of the Group’s total revenues for the year ended December 31, 2022. There were no investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2023 and 2024.

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

As of December 31, 2023 and 2024, cash and cash equivalents of RMB9,728 and RMB11,390, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

(h) Restricted Cash

The Group’s restricted cash primarily represents cash legally set aside for specified purposes, including cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in the PRC, which cannot be withdrawn without the written approval of the China Insurance Regulatory Commission.

(i) Investments

The Group invests in debt securities and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity. The Group also invests in term deposits and recorded them as investments if they have original maturities longer than three months.

The Group’s investments in debt securities include term deposits, treasury bills, treasury notes, mutual fund products, contractual funds that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading debt securities. Investments that do not meet the criteria of held-to-maturity or trading debt securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

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

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	976,571	1,009,494	475,445	65,135
Transfers (to) from the non-controlling interests:
Decrease in Noah’s equity from divestment of non-controlling interests	(10,315)	—	—	—
Increase in Noah’s capital from contribution of non-controlling interests	—	—	86	12
Decrease in Noah’s equity from distributions to non-controlling interests	(6,500)	(16,049)	—	—
Net transfers (to) non-controlling interests	(16,815)	(16,049)	86	12
Change from net income attributable to Noah Holdings Limited shareholders and transfers (to) from non-controlling interests	959,756	993,445	475,531	65,147

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

Other service fees

The Group mainly derived other service fees from comprehensive financial services, including trust service and lending service, which is recognized monthly in accordance with their contractual terms and recorded as part of other service fees in the consolidated statement of operations.

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

Accounts receivable

Timing of revenue recognition may differ from the timing of invoicing to customers. Amounts due from related parties (receivables from funds that Gopher/Olive manages) and accounts receivable represent amounts invoiced or the Group has the right to invoice, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2022, 2023 and 2024 that was included in deferred revenue balance at the beginning of the year was RMB54.8 million, RMB54.2 million and RMB42.6 million, respectively.

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

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB129,521, RMB126,955 and RMB65,239 for the years ended December 31, 2022, 2023 and 2024, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

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

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.2993 on December 31, 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

The Group also acquires loans from time to time. Acquired loans are evaluated upon acquisition and classified as either purchased credit-impaired (“PCI”) or purchased non-credit-impaired. PCI loans are loans with more than insignificant credit deterioration since origination as evidenced by past-due status, such that it is probable at acquisition that the Company will be unable to collect all contractually required payments. Such loans are measured in accordance with ASC 326-20-30-13. PCI loans are recorded at purchase price plus an estimated allowance for credit losses at the time of acquisition, which represents the amortized cost basis of the loan. The difference between this amortized cost basis and the par value of the loan is the non-credit discount or premium, which is amortized into interest income over the life of the loan. The accretable yield for PCI loans acquired in the historical periods was immaterial. The subsequent accounting for PCI loans and the accounting for non-PCI loans remain the same as the loans originated by the Group as described above.

(x) Allowance for credit losses

The Group adopts an impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including loans receivable, amounts due from related parties, accounts receivable, other financial receivables and held-to-maturities debt investments (see Note 2(i)). CECL estimates on those financial instruments are recorded as allowance for credit losses on the Group’s consolidated statements of operations.

Allowance for loan losses. In accordance with ASC 326, the Group record an allowance for credit losses on loan receivables. The expected losses of loans are estimated using a probability of default and loss given default assumption. For loans secured by investment products issued by the Group, the assumption is derived from a statistical model which incorporates the estimated value of collaterals, term of the loan and historical loss information. For past due loans secured by real estate properties, the loss given default is derived using discounted cash flow methodology. The projection of cash flows is determined by a combination of factors including the value of collaterals, historical collection experience, industry recovery rates of loans with similar risk characteristics and other available relevant information about the collectability of cash flows.

The Group estimates the allowance for loan losses on a quarterly basis and qualitatively adjusts model results, if needed, for risk factors that are not considered within the models, which are relevant in assessing the expected credit losses within the loan balances. A loan is written off when it is deemed uncollectible as a reduction of the allowance for credit losses. Recovery of estimated credit losses not to exceed the initial estimation are recorded as an increase to the allowance for credit losses as “reversal”. Since the PCI loans are all collateralized, a PCI loan is not written off unless the net realizable value of the underlying collateral is less than the carrying amount. The changes of allowances for loan losses are detailed in Note 11.

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

The following table summarizes the changes of allowances for each category of affected assets for the years ended December 31, 2022, 2023 and 2024, respectively:

	Amounts		Other	Other
	due from	Accounts	current	non-current
	related parties	receivable	assets	assets
	RMB	RMB	RMB	RMB
Balance at beginning of 2022	30,128	458	4,000	—
Provisions	544	3,905	495	—
Reversal	(5,471)	(578)	—	—
Write off	(544)	(138)	(4,495)	—
Foreign currency adjustment	1,009	—	—	—
Balance at end of 2022	25,666	3,647	—	—
Provisions	2,602	4,979	—	—
Reversal	(4,670)	(1,764)	—	—
Write off	(610)	—	—	—
Foreign currency adjustment	406	—	—	—
Balance at end of 2023	23,394	6,862	—	—
Provisions	1,829	12,768	—	13,227
Reversal	—	(5,218)	—	—
Write off	(16,427)	—	—	—
Foreign currency adjustment	(1,312)	2,787	—	204
Balance at end of 2024	7,484	17,199	—	13,431

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

(aa) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 19 “Contingencies,” for further information.

(bb) Accounting Standards Issued and Implemented This Year

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures (“ASU 2023-07”), amending disclosure requirements related to segment reporting primarily through enhanced disclosure about significant segment expenses and by requiring disclosure of segment information on an annual and interim basis. Effective on January 1, 2024, we adopted ASU 2023 – 07. Refer to Note 17 of these consolidated financial statements.

(cc) Accounting Standards Issued But Not Yet Implemented

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

In November 2024 and January 2025, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group are evaluating the impact this amended guidance may have on the notes to the consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Year Ended December 31,
	(Amount in Thousands, Except Share and Per Share Data)
	2022	2023	2024
	Class A and Class B	Ordinary Shares	Ordinary shares
Net income attributable to ordinary shareholders	976,571	1,009,494	475,445
Weighted average number of ordinary shares outstanding—basic	341,660,160	347,369,860	350,847,647
Plus: effect of dilutive stock options	253,540	—	—
Plus: effect of dilutive non-vested restricted share units	67,010	52,720	1,503,610
Weighted average number of ordinary shares outstanding—diluted	341,980,710	347,422,580	352,351,257
Basic net income per share	2.86	2.91	1.36
Diluted net income per share	2.86	2.91	1.35

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

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended December 31,
	2022	2023	2024
Share options	9,340,880	7,359,150	329,606
Non-vested restricted shares under share incentive plan	1,143,070	1,738,010	374,957
Total	10,483,950	9,097,160	704,563

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Short-term investments
Held-to-maturity investments and term deposits	158,728	989,407	135,549
Trading debt securities	84,537	140,960	19,311
Equity securities measured at fair value	3,630	91,497	12,535
Investments held by consolidated investment funds measured at fair value	132,561	52,745	7,226
Total short-term investments	379,456	1,274,609	174,621
Long-term investments
Held-to-maturity investments and term deposits	100,000	229,891	31,495
Available-for-sale investments	—	31,536	4,320
Other long-term investments
- Investments measured at fair value	595,854	600,697	82,296
- Investments measured at cost less impairment
- Private equity funds products	20,367	17,714	2,427
- Other investments measured at cost less impairment	23,250	20,248	2,773
Total other long-term investments	639,471	638,659	87,496
Investments held by consolidated investment funds measured at fair value	71,013	71,013	9,729
Total long-term investments	810,484	971,099	133,040
Total investments	1,189,940	2,245,708	307,661

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. The Group recorded investment income on these products of RMB383, RMB7,382 and RMB53,724 for the years ended December 31, 2022, 2023 and 2024, respectively. The gross unrecognized holding gain was RMB582, RMB6,239 and RMB13,474 as of December 31, 2022, 2023 and 2024, respectively. No credit loss related to held-to-maturity investments was recognized for the years ended December 31, 2022, 2023 and 2024.

Available-for-sale investments consist of investments that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. As of December 31, 2024, RMB31,536 of available-for-sale investments will mature in 2026. The amortized cost of the available-for-sale investments as of December 31, 2023 and 2024 was nil and RMB31,536, respectively. No credit loss related to available-for-sale investments was recognized for the years ended December 31, 2022, 2023 and 2024.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with no significant influence. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of nil, RMB13,343 and RMB1,000 in investment loss for the years ended December 31, 2022, 2023 and 2024, respectively.

5. Fair Value Measurement

As of December 31, 2023 and 2024, information about (i) inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2023	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Trading debt securities	84,537	84,537	—	—	—
Equity securities measured at fair value	3,630	3,630	—	—	—
Investments held by consolidated investment fund	132,561	132,561	—	—	—
Long-term investments
Investments held by consolidated investment fund	71,013	—	15,777	—	55,236
Other long-term investments measured at fair value	595,854	—	22,081	546,543	27,230

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2024	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs	NAV
Description	thousands)	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Trading debt securities	140,960	140,960	—	—	—
Equity securities measured at fair value	91,497	91,497	—	—	—
Investments held by consolidated investment fund	52,745	52,745	—	—	—
Long-term investments
Investments held by consolidated investment fund	71,013	—	—	15,777	55,236
Other long-term investments measured at fair value	600,697	—	31,988	546,130	22,579
Available-for-sale investments	31,536	—	31,536	—	—

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2024, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies, bonds or asset management plans. The equity shares of listed companies and the bonds issued by public companies, whose fair value are determined by their quoted price in active markets, are classified within Level 1 measurement.

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

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2024, presented as follows:

RMB
(Amount in Thousands)
Level 3 investments as of January 1, 2024	546,543
Transfer of investments in fair value hierarchy from Level 2 to Level 3	15,777
Changes in fair value included in investment income (loss)	4,586
Settlements	(12,237)
Foreign currency translation adjustments	7,238
Level 3 investments as of December 31, 2024	561,907
Changes in net unrealized gains included in investment income (loss) related to Level 3 investments still held as of December 31, 2024	4,586

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income in the consolidated statements of operations.

Certain equity investments were previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However, as no observable transactions of the investments occurred since 2023, the Group’s valuation methodology in 2024 for these investments involved significant unobservable inputs that required significant judgment or estimation. Hence such investments were classified within Level 3 measurement for the year ended December 31, 2024.

Fair value measurement on a non-recurring basis for the year ended December 31, 2023 and 2024 included that used in impairment of investments measured at cost less impairment (see Note 4) which was classified as a Level 2 fair value measurement, respectively.

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

6. Investments in Affiliates

The following table summarizes the Group’s balances of investments in affiliates:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Kunshan Jingzhao	8,690	8,284	1,135
Wanjia Win-Win	89,249	86,896	11,905
Others	15,839	9,488	1,300
Funds that the Group serves as general partner	1,412,766	1,268,488	173,782
-Gopher/Olive Transform Private Fund	102,100	81,390	11,150
-Real estate funds and real estate funds of funds	105,531	84,221	11,538
-Private equity funds of funds	1,201,703	1,066,320	146,085
-Others	3,432	36,557	5,009
Total investments in affiliates	1,526,544	1,373,156	188,122

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

The Group invested in private equity funds of funds, real estate funds and real estate funds of funds, and other public securities funds of funds that Gopher/Olive serves as general partner or fund manager. The Group held less than 10% equity interests in these funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Group can exercise significant influence on these investees in the capacity of general partner or fund manager.

The Group recognized impairment losses totaling RMB476, nil and nil related to investments in affiliates for the years ended December 31, 2022, 2023 and 2024, respectively, which are recorded in income (loss) from equity in affiliates in the consolidated statements of operations.

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group’s equity method investments assuming 100% ownership as of December 31, 2023 and 2024:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Balance sheet data:
Current assets	3,348,901	2,473,533	338,873
Non-current assets	31,949,789	38,956,919	5,337,076
Current liabilities	1,853,262	908,774	124,502
Non-current liabilities	555,307	979,398	134,177

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2022, 2023 and 2024:

	Year Ended December 31,
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating data:
Revenue	268,654	166,859	123,474	16,916
Loss from operations	(207,143)	(167,920)	(756,712)	(103,669)
Net realized and unrealized gains from investments	1,962,039	1,357,034	594,507	81,447
Net income	1,772,444	1,204,643	(157,665)	(21,600)

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Buildings	2,478,741	2,478,741	339,586
Leasehold and building improvements	175,057	175,037	23,980
Furniture, fixtures and equipment	153,019	150,902	20,673
Motor vehicles	23,855	7,015	961
Software	209,808	227,194	31,127
	3,040,480	3,038,889	416,327
Accumulated depreciation	(581,306)	(674,833)	(92,452)
	2,459,174	2,364,056	323,875
Construction in progress	23,025	18,191	2,492
Property and equipment, net	2,482,199	2,382,247	326,367

Depreciation expense was RMB155,968, RMB158,082 and RMB156,683 for the years ended December 31, 2022, 2023 and 2024, respectively.

In 2021, the Group purchased new office premises for a total cash consideration of approximately RMB2.2 billion, which is accounted for as asset acquisition, and recorded as part of property and equipment, net in the Group’s consolidated balance sheet. Due to the difference between tax bases and cost bases of buildings, a deferred tax liability of RMB196.2 million was recorded at acquisition date and amortized through the remaining useful life of the buildings.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Accrued expenses	94,044	60,753	8,323
Advance from customers	30,172	26,981	3,696
Deposits from other business	11,339	11,673	1,599
Payable to individual investors of other business	188,697	15,381	2,107
Payable for purchases of property and equipment	37,018	30,749	4,213
Other tax payable	38,203	41,833	5,731
Operating lease liability - current	61,826	44,888	6,150
Payables to suppliers	104,484	122,623	16,799
Payable for litigation (Note 19)	99,000	44,548	6,103
Other payables	17,019	4,859	666
Total	681,802	404,288	55,387

Accrued expenses mainly consist of payables for marketing expenses and professional service fees.

Payables to individual investors consist of payables in relation to other service to the clients.

9. Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the consolidated statements of operations.

Revenues by timing of recognition is analyzed as follows:

	Year Ended December 31
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue recognized at a point in time	1,130,364	1,408,389	904,274	123,885
Revenue recognized over time	1,998,513	1,909,432	1,717,060	235,236
Total revenues	3,128,877	3,317,821	2,621,334	359,121

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

Income before income taxes consists of:

	Year Ended December 31,
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Mainland China	588,048	283,045	493,222	67,571
Hong Kong	389,517	743,619	237,512	32,539
Cayman Islands	39,463	6,537	13,409	1,837
Others	132,521	176,046	123,462	16,914
Total	1,149,549	1,209,247	867,605	118,861

The tax expense comprises:

	Year Ended December 31,
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current Tax	354,108	248,353	177,872	24,369
Deferred Tax	(87,000)	14,007	90,719	12,428
Total	267,108	262,360	268,591	36,797

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2022	2023	2024
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(0.07)%	0.33%	1.49%
Effect of tax-free investment income	(0.72)%	(2.13)%	(0.78)%
Effect of different tax rate of subsidiary in other jurisdiction	(6.61)%	(6.12)%	(1.81)%
Effect of deferred tax assets allowance	7.22%	2.78%	6.50%
Effect of tax holidays	(0.92)%	(0.56)%	(1.43)%
Effect of income from equity in fund of fund	1.21%	1.03%	(2.60)%
Effect of dividend withholding tax	1.74%	1.26%	2.92%
Effect of true-ups	(3.36)%	0.33%	1.30%
Effect of others	(0.25)%	(0.22)%	0.37%
	23.24%	21.70%	30.96%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Year Ended December 31,
	(Amount in Thousands Except Shares Data)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Aggregate	10,594	6,807	12,407	1,700
Per share effect-basic[1]	0.03	0.02	0.04	0.01
Per share effect-diluted[1]	0.03	0.02	0.04	0.01

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and payroll	93,938	55,061	7,543
Tax loss carry forward	548,814	521,234	71,409
Unrealized other loss	11,230	13,132	1,799
Provision for impairment of investments	42,322	44,837	6,143
Provision for allowance of credit losses	38,818	39,099	5,357
Provision for contingent liability	24,750	24,758	3,392
Others	9,080	4,479	613
Gross deferred tax assets	768,952	702,600	96,256
Valuation allowance	(319,780)	(364,750)	(49,971)
Deferred tax assets	449,172	337,850	46,285
Deferred tax liabilities:
Unrealized investment income	65,325	67,073	9,189
Timing difference on revenue recognition	16,895	16,895	2,315
Dividend withholding tax	15,260	—	—
Acquired deferred tax liabilities (Note 7)	182,602	180,769	24,765
Deferred tax liabilities	280,082	264,737	36,269

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

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2024, operating loss carry forward amounted to RMB2,173,270 for the PRC and Hong Kong income tax purpose. According to the Article 18 of the PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carried forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2025 to 2029.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(Amount in Thousands)
Balance at beginning of the year	271,813	333,467	319,780
Provided	94,856	41,912	58,979
Addition due to acquisition	—	5,615	—
Write off	(23,730)	(52,995)	(11,425)
Reversal	(9,472)	(8,219)	(2,584)
Balance at ending of the year	333,467	319,780	364,750

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB5.1 billion and RMB5.1 billion as of December 31, 2023 and 2024, respectively. The undistributed earnings of the Group’s PRC subsidiaries would be indefinitely reinvested.

Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB3.4 billion and RMB3.3 billion as of December 31, 2023 and 2024, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2022, 2023 and 2024. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11. Loans Receivable, Net

Loans receivable as of December 31, 2023 and 2024 consist of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Loans receivable:
-Within credit term	98,925	41,423	5,675
-Past due	267,506	201,744	27,639
Total loans receivable	366,431	243,167	33,314
Allowance for credit losses	(79,510)	(74,059)	(10,146)
Loans receivable, net	286,921	169,108	23,168

The loan interest rates range between 3.9% and 13.5% for the years ended December 31, 2023 and 2024. RMB364.7 million and RMB241.2 million of the loans is secured by collateral as of December 31, 2023 and 2024 respectively.

The following table presents the aging analysis of non-purchased past due loans receivable as of the years ended December 31, 2023 and 2024:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$

Past due within 1 year	115,281	23,662	3,242
Past due more than 1 year	17,258	59,946	8,213
Total non-purchased past due loans	132,539	83,608	11,455

The Group also purchased past due loans from third parties with the amount of RMB12.5 million and RMB1.8 million for the years ended December 31, 2023 and 2024, respectively. The purchased past due loans of RMB39.7 million and RMB19.4 million were collected or transferred to other investors, for the years ended December 31, 2023 and 2024, respectively.

The following table presents the activity in the allowance for credit losses for loans receivable as of and for the years ended December 31, 2023 and 2024.

RMB
(Amount in Thousands)
Loans receivable—December 31, 2022	93,859
Provisions	1,604
Reversal	(9,779)
Write off	(6,174)
Loans receivable—December 31, 2023	79,510
Provisions	7,353
Reversal	(6,077)
Write off	(6,727)
Loans receivable—December 31, 2024	74,059

12. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB98,943, RMB85,745 and RMB64,398 for the years ended December 31, 2022, 2023 and 2024, respectively. Cash payments against operating lease liabilities were RMB93,525 and RMB59,837 for the years ended December 31, 2023 and 2024, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Operating leases:
Operating lease right-of-use assets	139,019	121,115	16,593

Current portion of lease liabilities	61,826	44,888	6,150
Non-current portion of lease liabilities	76,533	75,725	10,374
Total operating lease liabilities	138,359	120,613	16,524

Weighted average remaining lease term (years)	2.70	3.74
Weighted average discount rate	4.73%	3.14%

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2023 and 2024, are as follows:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Within 1 year	68,308	47,208	6,467
Between 1 and 2 years	43,221	38,430	5,265
Between 2 and 3 years	25,312	27,363	3,749
Between 3 and 4 years	13,334	9,960	1,365
Between 4 and 5 years	—	527	72
Total lease payment	150,175	123,488	16,918
Less imputed interest	(11,816)	(2,875)	(394)
Total	138,359	120,613	16,524

13. Share-Based Compensation

The following table presents the Group’s share-based compensation expense by type of award:

	Year Ended December 31,
	(Amounts in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Share options	24,195	1,883	(1,230)	(169)
Non-vested restricted share units	18,105	9,647	110,260	15,106
Total share-based compensation	42,300	11,530	109,030	14,937

During the year ended December 31, 2017, the Group adopted its 2017 share incentive plan (the “2017 Plan”). Under the 2017 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or RSUs may be issued shall be 2,800,000 shares. The term of any options, restricted shares, or RSUs granted under the 2017 Plan shall not exceed ten years. Options, restricted shares or RSUs generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

During the year ended December 31, 2022, the Group adopted its 2022 share incentive plan (the “2022 Plan”). Under the 2022 Plan, the maximum aggregate number of shares in respect of which options, restricted shares, or RSUs may be issued shall be 3,000,000 shares. The term of any options, restricted shares, or RSUs granted under the 2022 Plan shall not exceed ten years. Options, restricted shares or RSUs generally vest 25% on the first anniversary of the grant date with the remaining 75% vesting ratably over the following 36 months.

On December 29, 2023, the Group granted 223,297 RSUs (“Replacement RSUs”) to the employees in consideration of the cancellation of 669,898 options previously granted to them respectively, which resulted in an acceleration of vesting of certain RSUs based on the modified vesting schedule. The Company determined that the cancellation of options accompanied by the concurrent grant of Replacement RSUs should be accounted for as a modification of the terms of the cancelled options (the “Modification”). Incremental compensation cost was measured as the excess of the fair value of the Replacement RSUs over the fair value of the cancelled options at the cancellation date, December 29, 2023.

Incremental compensation cost due to the Modification was RMB5,079, including expenses of RMB4,103 related to vested restricted share units which is recognized immediately as of date of modification, and expenses of RMB976 related to the restricted share units not yet vested which will be recognized over the remaining vesting period. An expense of RMB13,487 was recognized upon the Modification due to the acceleration of vesting for the year ended December 31, 2023.

Share Options:

The weighted-average grant-date fair value of options granted during the year ended December 31, 2023 was RMB57.37 (US$8.08). There were 6,009 and 15 options exercised during the years ended December 31, 2022 and 2023, respectively. There was no grant or exercise of option during the year ended December 31, 2024.

The following table summarizes option activity during the year ended December 31, 2024:

Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	options	Price	Term	Options
		RMB	Years	RMB
Outstanding as of January 1, 2024	39,995	353.35	6.2	—
Forfeited or expired	(39,995)	353.35	—	—
Outstanding as of December 31, 2024	—	—	—	—
Exercisable as of December 31, 2024	—	—	—	—

The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 was RMB1,223, RMB2 and nil, respectively. As of December 31, 2024, there was no unrecognized compensation expense related to unvested share options.

Non-vested Restricted Shares:

A summary of non-vested restricted share activity during the year ended December 31, 2024 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares units	value
		RMB
Non-vested as of January 1, 2024	90,350	196.65
Granted	1,294,241	166.31
Vested	(349,650)	169.70
Forfeited	(80,123)	175.20
Non-vested as of December 31, 2024	954,818	165.30

The total fair value of non-vested restricted share units vested during the years ended December 31, 2022, 2023 and 2024 was RMB9,672, RMB29,713 and RMB58,056, respectively. As of December 31, 2024, there was RMB118,935 in total unrecognized compensation expense related to such non-vested restricted share units, which is expected to be recognized over a weighted-average period of 1.74 years.

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

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex-gratia settlement offer (the “Settlement Plan”) to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

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

As of December 31, 2020, the Group had no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms and therefore estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and had recorded it as a contingent liability of US$81.3 million (RMB530.4 million).

During the year ended December 31, 2024, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. In 2024, additional 7 investors accepted the Settlement Plan, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 (US$1,706) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors. As a result, the remaining balance of the contingent liability was US$65.2 million (RMB476.1 million) as of December 31, 2024.

As of December 31, 2024, 602 out of the total 818 investors (approximately 73.6%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.4%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

As of December 31, 2024, there were 103 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB341.8 million were still outstanding. As the date of this report, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

15. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB267,278, RMB273,507 and RMB 242,968 for the years ended December 31, 2022, 2023 and 2024, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ retained earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB562,153 and RMB512,649 as of December 31, 2023 and 2024, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group’s PRC subsidiaries and VIEs of RMB2,300,833 and RMB2,298,409 as of December 31, 2023 and 2024, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,872,761 and RMB2,827,254 as of December 31, 2023 and 2024, respectively.

17. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business in historical periods. Starting from the fourth quarter of 2024, the Group has adopted a new set of segmentation that organizes net revenues in the new structure, including six business segments and headquarters to reflect the Group’s recent operational adjustments and organizational restructuring. The Group’s CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group’s CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government grants to manage the segments’ operations. The Group’s CODM does not review balance sheet information of the segments.

The financial information under the new segmentation presented does not include a retrospective recast of the financial information of the prior year in accordance with the new segmentation, as the new segmentation reflects the Company’s operational adjustments and organizational restructuring in 2024 and the costs and expenses in the Group’s consolidated statements of operations could not be re-allocated retrospectively under the new segmentation.

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2022 (Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	617,636	—	—	617,636
Recurring service fees	768,980	—	—	768,980
Performance-based income	184,048	—	—	184,048
Other service fees	144,101	—	79,340	223,441
Total revenues from others	1,714,765	—	79,340	1,794,105
Revenues from funds Gopher manages
One-time commissions	13,953	49,856	—	63,809
Recurring service fees	463,314	682,121	—	1,145,435
Performance-based income	18,407	107,121	—	125,528
Total revenues from funds Gopher manages	495,674	839,098	—	1,334,772
Total revenues	2,210,439	839,098	79,340	3,128,877
Less: VAT related surcharges	(10,462)	(4,630)	(13,413)	(28,505)
Net revenues	2,199,977	834,468	65,927	3,100,372
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(460,237)	(36,910)	—	(497,147)
Other compensations	(619,397)	(285,101)	(40,237)	(944,735)
Total compensation and benefits	(1,079,634)	(322,011)	(40,237)	(1,441,882)
Selling expenses	(299,769)	(41,885)	(7,360)	(349,014)
General and administrative expenses	(153,643)	(55,872)	(25,804)	(235,319)
Reversal of (provision for) credit losses	718	386	(680)	424
Other operating expenses	(15,412)	(6,369)	(93,872)	(115,653)
Government subsidies	89,223	39,120	1,178	129,521
Total operating cost and expenses	(1,458,517)	(386,631)	(166,775)	(2,011,923)
Income (loss) from operations	741,460	447,837	(100,848)	1,088,449

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,072,838	—	—	1,072,838
Recurring service fees	707,580	—	—	707,580
Performance-based income	16,344	—	—	16,344
Other service fees	221,917	—	48,662	270,579
Total revenues from others	2,018,679	—	48,662	2,067,341
Revenues from funds Gopher manages
One-time commissions	13,732	2,633	—	16,365
Recurring service fees	398,226	714,624	—	1,112,850
Performance-based income	69,977	51,288	—	121,265
Total revenues from funds Gopher manages	481,935	768,545	—	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(631,082)	(24,378)	—	(655,460)
Other compensations	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
(Provision for) reversal of credit losses	(910)	(921)	8,859	7,028
Other operating expenses	(44,042)	(3,348)	(65,116)	(112,506)
Government subsidies	103,597	21,638	1,720	126,955
Total operating cost and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

	Year Ended December 31, 2024 (Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	614,258	—	—	614,258
Recurring service fees	631,505	—	—	631,505
Performance-based income	47,841	—	—	47,841
Other service fees	141,631	—	44,477	186,108
Total revenues from others	1,435,235	—	44,477	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	20,110	1,178	—	21,288
Recurring service fees	351,998	663,438	—	1,015,436
Performance-based income	1,089	103,809	—	104,898
Total revenues from funds Gopher/Olive manages	373,197	768,425	—	1,141,622
Total revenues	1,808,432	768,425	44,477	2,621,334
Less: VAT related surcharges	(7,726)	(1,081)	(11,545)	(20,352)
Net revenues	1,800,706	767,344	32,932	2,600,982
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(531,172)	(31,351)	—	(562,523)
Other compensations	(534,031)	(213,668)	(39,229)	(786,928)
Total compensation and benefits	(1,065,203)	(245,019)	(39,229)	(1,349,451)
Selling expenses	(195,830)	(46,811)	(26,397)	(269,038)
General and administrative expenses	(184,688)	(70,795)	(41,268)	(296,751)
(Provision for) reversal of credit losses	(22,157)	(3,698)	1,973	(23,882)
Other operating expenses	(43,107)	(23,948)	(26,155)	(93,210)
Government subsidies	54,324	10,797	118	65,239
Total operating cost and expenses	(1,456,661)	(379,474)	(130,958)	(1,967,093)
Income (loss) from operations	344,045	387,870	(98,026)	633,889

	Year Ended December 31, 2024 (Amount in Thousands)
						Overseas
						insurance
	Domestic	Domestic		Overseas	Overseas	and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarters[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	—	614,258
Recurring service fees	365,992	188,545	—	22,694	52,952	—	1,322	631,505
Performance-based income	38,058	4,908	—	—	4,875	—	—	47,841
Other service fees	—	—	—	89,846	—	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	13,358	—	—	5,551	2,379	—	—	21,288
Recurring service fees	56,441	556,742	—	120,669	281,584	—	—	1,015,436
Performance-based income	1,301	21,659	—	—	81,938	—	—	104,898
Total revenues from funds Gopher/Olive manages	71,100	578,401	—	126,220	365,901	—	—	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	—	—	—	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating costs and expenses:
Compensation and benefits
Relationship managers compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	—	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	—	—	—	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	—	—	(9,944)	(57,217)	(93,210)
Government grants	13,448	10,796	479	—	—	—	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889
[1]

The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

The following table summarizes the Group’s revenues generated by the different geographic locations.

	Year Ended December 31, 2022 (Amount in Thousands)
	2022	2023	2024
	RMB	RMB	RMB
Mainland China	2,300,520	1,884,393	1,369,258
Hong Kong	591,936	1,114,679	925,846
Others	236,421	318,749	326,230
Total revenues	3,128,877	3,317,821	2,621,334

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
HongShan Capital Investment Management (Tianjin) Co., Ltd. (“formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.”)	Affiliate of shareholder of the Group

Wanjia Win-Win	Investee of Gopher Asset Management Co., Ltd. (“Gopher Assets”), a consolidated VIE of the Group

Shanghai Dingnuo Technology Co., Ltd. (“Dingnuo”)	Affiliate of shareholder of the Group[1]

Investee funds of Gopher Assets	Investees of Gopher Assets

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

Note 1: Dingnuo was no longer the affiliate of shareholder of the Group after the Group acquired 100% of the issued shares in DD Finance Ltd. (the parent company of Dingnuo) on June 28, 2023.

During the years ended December 31, 2022, 2023 and 2024, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	63,809	16,365	21,288	2,916
Recurring service fees
Investee funds of Gopher Assets	768,161	712,479	613,172	84,004
HongShan Capital Investment Management (Tianjin) Co., Ltd.	16,791	16,286	5,088	697
Investee funds of Gopher Capital GP Ltd.	377,274	400,371	402,264	55,110
Total recurring service fees	1,162,226	1,129,136	1,020,524	139,811
Performance-based income
Investee funds of Gopher Assets	51,304	10,934	22,960	3,146
Investee funds of Gopher Capital GP Ltd.	74,224	110,331	81,938	11,225
Total performance-based income	125,528	121,265	104,898	14,371
Total	1,351,563	1,266,766	1,146,710	157,098

As of December 31, 2023 and 2024, amounts due from related parties associated with the above trading transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Investee funds of Gopher Assets	238,033	302,724	41,473
Investee funds of Gopher Capital GP Ltd.	93,498	194,885	26,699
Amounts due from related parties (trade), gross	331,531	497,609	68,172
Less: allowance for credit losses	(9,194)	(7,484)	(1,025)
Total in net amounts	322,337	490,125	67,147

As of December 31, 2023, and 2024, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Investee funds of Gopher Assets	11,075	4,365	598
Investee funds of Gopher Capital GP Ltd.	74,679	5,034	690
Amounts due from related parties (non-trade), gross	85,754	9,399	1,288
Less: allowance for credit losses	(14,200)	—	—
Total in net amounts	71,554	9,399	1,288

The loans are due on demand and expected to be matured within one year, most of which are interest free.

As of December 31, 2023, and 2024, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2023	2024	2024
	RMB	RMB	US$
Investee funds of Gopher Assets	8,830	873	120
Investee funds of Gopher Capital GP Ltd.	4,728	2,824	387
Total	13,558	3,697	507

During the years ended December 31, 2022, 2023 and 2024, donation made to Shanghai Noah Charity Fund were RMB3.2 million, RMB6.3 million and RMB9.3 million, respectively.

During the years ended December 31, 2022, 2023 and 2024, the Group paid RMB5.5 million, nil and nil as service fees to Dingnuo for development of an online mutual fund work station for the Group’s relationship managers and one-stop service platform for private equity fund managers, respectively.

19. Contingencies

Camsing Incident

See Note 14 for details of contingencies for Camsing Incident.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB0.5 million for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2021.

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

In April 2024, the Group applied for a retrial to the Supreme People’s Court and received the ruling in January 2025, in accordance with which, the Supreme People’s Court awarded the Plaintiff monetary damages of 70% of RMB99.0 million and corresponding interests. Based on the ruling, the Group reversed the contingent expenses amount to RMB14,000, which resulted in a decrease in the other current liability of RMB14,000.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20. Dividends

The 2022 final dividend, declared during the year ended December 31, 2023, amounted to approximately RMB177.5 million which were paid as of December 31, 2023.

The 2023 final dividend and non-recurring special dividend, declared during the year ended December 31, 2023, amounted to approximately RMB1,007.9 million which were paid as of December 31, 2024.

The board of directors of the Company recommended (i) a final dividend of RMB275.0 million (US$37.7 million) in respect of the year ended December 31, 2024, and (ii) a special dividend of RMB275.0 million(US$37.7 million), with an aggregate amount of the final dividend and special dividend of approximately RMB550.0 million (US$75.4 million). This recommendation is subject to the approval by the Company’s shareholders respectively at the forthcoming annual general meeting to be held on or around June 12, 2025.

Based on the number of issued Shares as of the date of this announcement, if declared and paid, (i) the final dividend will amount to RMB0.828 per share (tax inclusive) in respect of the year ended December 31, 2024, and (ii) the special dividend will amount to RMB0.828 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

Additional Financial Information of Parent Company – Financial Statements Schedule I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company’s consolidated net assets as of December 31, 2024.

a) Condensed Balance Sheets (Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	826,080	531,260	72,782
Amounts due from related parties	847	871	119
Short-term investments	—	284,673	39,000
Other current assets	20,969	10,775	1,476
Total current assets	847,896	827,579	113,377
Investments in subsidiaries and VIEs	10,530,683	10,370,171	1,420,708
Investments in affiliates	363,423	330,324	45,254
Other non-current assets	745	766	105
Total assets	11,742,747	11,528,840	1,579,444
Liabilities and Equity
Current liabilities
Contingent liabilities	482,802	476,107	65,226
Amounts due to subsidiaries and VIEs	934,179	1,089,386	149,245
Other current liabilities	15,432	17,499	2,397
Total liabilities	1,432,413	1,582,992	216,868
Shareholder’s equity
Ordinary shares (US$0.00005 par value): 1,000,000,000 ordinary shares authorized, 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023 and 1,000,000,000 ordinary shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024	110	113	15
Treasury Stock	—	(53,345)	(7,308)
Additional paid-in capital	3,798,662	3,907,992	535,393
Retained earnings	6,436,946	5,904,540	808,919
Accumulated other comprehensive income	74,616	186,548	25,557
Total shareholders’ equity	10,310,334	9,945,848	1,362,576
Total liabilities and shareholders’ equity	11,742,747	11,528,840	1,579,444

b) Condensed Statements of Operations (Amount in Thousands)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Other Compensations	—	2,157	3,080	422
Selling expenses	2,838	82	1,457	200
General and administrative expenses	16,948	7,314	15,395	2,109
Other operating expenses	12,516	19,877	12,755	1,747
Total operating cost and expenses	32,302	29,430	32,687	4,478
Loss from operations	(32,302)	(29,430)	(32,687)	(4,478)
Other income (expenses):
Interest income	4,250	34,002	16,379	2,244
Interest expense	—	—	(4,966)	(680)
Reversal of settlement expenses	—	—	12,454	1,706
Other income	11,083	4,267	13,290	1,821
Total other income	15,333	38,269	37,157	5,091
(Loss) income before taxes and income from equity in affiliates, subsidiaries and VIEs	(16,969)	8,839	4,470	613
Income tax expenses	—	(20,421)	(21,841)	(2,992)
Income (loss) from equity in affiliates	51,459	6,233	(22,731)	(3,114)
Income from equity in subsidiaries and VIEs	942,081	1,014,843	515,547	70,628
Net income attributable to Noah shareholders	976,571	1,009,494	475,445	65,135

c) Condensed Statements of Comprehensive Income (Amount in Thousands)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income	976,571	1,009,494	475,445	65,135
Other comprehensive income, net of tax
Foreign currency translation adjustments	137,468	77,162	111,932	15,335
Comprehensive income	1,114,039	1,086,656	587,377	80,470

d) Condensed Statements of Cash Flows (Amount in Thousands)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Noah Holding Limited shareholders	976,571	1,009,494	475,445	65,135
Adjustments to reconcile net income to net cash provided by operating activities:
Income from equity in subsidiaries and VIEs, net of dividends	(942,081)	(834,842)	318,596	43,647
(Income) loss from equity in affiliates, net of dividends	(41,385)	9,041	43,306	5,933
Reversal of Share-based settlement expenses	—	—	(12,454)	(1,706)
Changes in operating assets and liabilities:
Amounts due from related parties	(63)	(24)	(24)	(3)
Amounts due to subsidiaries and VIEs	52,262	5,895	—	—
Other current assets	—	(20,969)	10,194	1,397
Other current liabilities	(31,336)	7,326	(5,375)	(736)
Net cash provided by operating activities	13,968	175,921	829,688	113,667
Cash flows from investing activities:
Increase in investments in subsidiaries and VIEs	(17,492)	(16,400)	(6)	(1)
Increase in short-term investments	—	—	(284,673)	(39,000)
Net cash used in investing activities	(17,492)	(16,400)	(284,679)	(39,001)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	1,493	3	—	—
Proceeds from advances from subsidiaries	287,876	1,074,953	890,269	121,966
Repayment of advances from subsidiaries	(448,387)	(613,847)	(707,836)	(96,973)
Payment for repurchase of ordinary shares	—	—	(53,345)	(7,308)
Proceeds from offering, net of issuance cost	247,015	—	—	—
Dividend distribution	—	(177,502)	(1,007,851)	(138,075)
Net cash provided by (used in) financing activities	87,997	283,607	(878,763)	(120,390)
Effect of exchange rate changes	41,227	33,107	38,934	5,334
Net increase (decrease) in cash and cash equivalents	125,700	476,235	(294,820)	(40,390)
Cash and cash equivalents - beginning of year	224,145	349,845	826,080	113,172
Cash and cash equivalents - end of year	349,845	826,080	531,260	72,782

e) Notes to Condensed Financial Statements

1.

The condensed financial statements of Noah Holdings Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investments in subsidiaries and VIEs are presented on the balance sheets as investments in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as income from equity in subsidiaries and VIEs on the statement of operations.

2.

As of December 31, 2022, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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