Form 20-F
period 2025-12-31
NOAH HOLDINGS LTD
filed 2026-04-29
CIK 1499543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

333 North Bridge Road, #05-11

Odeon 333

Singapore 188721

(Address of principal executive offices)

Qing Pan, Chief Financial Officer

Noah Holdings Limited

34/F, Tower Two, Time Square

1 Matheson Street

Causeway Bay, Hong Kong

People’s Republic of China

Phone: +852 3700 1700

Email: ir@noahgroup.com

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 335,258,287 ordinary shares issued and outstanding, par value US$0.00005 per share.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, the following terms used in this annual report on Form 20-F have the meanings set forth below:

●	“active clients” for a given period refer to registered clients who purchase one or more investment products distributed or provided by us during a given period, excluding clients in our other business segment;
●	“ADSs” refer to our American depositary shares (five ordinary shares represent one ADS);
●	“assets under advisory” or “AUA” refers to clients’ total outstanding assets managed by Gopher or third-party product providers;
●	“assets under management” or “AUM” refers to the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, the “assets under management” or “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income;
●	“China” or the “PRC” refers to the People’s Republic of China;
●	“Consolidated Affiliated Entities” refer to Noah Investment and its subsidiaries;
●	“Contractual Arrangements” refer to a series of contractual arrangements entered into by and among Noah Group, Noah Investment and its shareholders in relation to the variable interest entity structure;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“FOF” refers to fund of funds;
●	“Gopher Asset Management” or “Gopher” refers to Gopher Asset Management Co., Ltd., a limited liability company established under the laws of mainland China on February 9, 2012, and one of the Consolidated Affiliated Entities, and its subsidiaries;
●	“Gopher GP” refers to Gopher Capital GP Limited, an exempted company with limited liability incorporated in the Cayman Islands on May 11, 2012, and one of the significant subsidiaries;
●	“HK$” or “Hong Kong dollars” or “HK dollars” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“HNW” refers to high net worth;
●	“HNW clients” or “HNW investors” refer to clients/investors with investable financial assets of no less than RMB6 million;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“investment products” refer to products we distribute to clients, such as mutual fund products, private secondary products, private equity products and other products;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“MoM” refers to manager of managers;
●	“NAV” refers to net asset value;
●	“Noah Group” refers to Shanghai Noah Investment (Group) Co., Ltd., a limited liability company established under the laws of mainland China on August 24, 2007, and one of the significant subsidiaries;
●	“Noah HK” refers to Ark Group Holdings (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong on September 1, 2011, and one of the significant subsidiaries;
●	“Noah Investment” refers to Shanghai Noah Investment Management Co., Ltd., a limited liability company established under the laws of mainland China on August 26, 2005, and one of the Consolidated Affiliated Entities;
●	“Noah Upright” refers to Noah Upright Fund Distribution Co., Ltd., a limited liability company established under the laws of mainland China on November 18, 2003, and one of the significant subsidiaries;
●	“NYSE” refers to the New York Stock Exchange;
●	“Olive Asset Management” or “Olive” refers to Olive Asset Management (Hong Kong) Limited, a limited liability company established under the laws of Hong Kong on July 27, 2018, and one of the significant subsidiaries;
●	“ordinary shares” refer to our ordinary shares, par value US$0.00005 per share;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“private funds” refer to investment funds which raise capital through non-public offerings of funds targeting qualified investors;
●	“registered clients” refer to clients who have completed a preliminary know-your-client and anti-money laundering review process, but may or may not have purchased any products from us;
●	“RMB” or “Renminbi” refers to the legal currency of mainland China;
●	“Shanghai Gopher” refers to Shanghai Ziming Private Fund Management Co., Ltd. (formerly known as “Shanghai Gopher Asset Management Co., Ltd.”), a limited liability company established in mainland China on December 14, 2012, and one of the Consolidated Affiliated Entities;
●	“Shanghai Massa” refers to Shanghai Gopher Massa Asset Management Co., Ltd., a limited liability company established under the laws of mainland China on June 29, 2015, and one of the Consolidated Affiliated Entities;
●	“Shanghai Nuohong” refers to Shanghai Nuohong Real Estate Co., Ltd., a limited liability company established under the laws of mainland China on May 30, 2013, and one of the significant subsidiaries;
●	“transaction value” refers to the aggregate value of the investment products we distribute during a given period;
●	“US$,” “U.S. dollars,” “$,” or “dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our group,” “our” and “Noah” refer to Noah Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the Consolidated Affiliated Entities.

Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at a rate of RMB6.9931 to US$1.00, the effective noon buying rate for December 31, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.   Key Information

Our Corporate Structure and Contractual Arrangements with The Consolidated Affiliated Entities and Their Respective Individual Shareholders

Noah Holdings Limited is a Cayman Islands holding company with no business operations. We conduct our operations through our subsidiaries and the Consolidated Affiliated Entities. Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under laws and regulations of mainland China, and our wholly-owned mainland China subsidiaries are foreign-invested enterprises, or the subsidiaries of the foreign-invested enterprises. Laws and regulations of mainland China impose certain restrictions on foreign ownership of mainland China companies engaging in value-added telecommunications services.

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

Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them as our consolidated entities and consolidate their results of operations into our consolidated financial statements in accordance with U.S. GAAP. The Consolidated Affiliated Entities, Noah Investment and its subsidiaries, generated RMB992.7 million, RMB676.8 million and RMB626.4 million (US$89.6 million) in net revenues in 2023, 2024 and 2025, respectively, which contributed 30.1%, 26.0% and 24.0% of our total net revenues in the respective years. In addition, we hold the required licenses and permits necessary to conduct our asset management business in mainland China through the Consolidated Affiliated Entities. Investors of our ordinary shares or ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the Consolidated Affiliated Entities.

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

We face various legal and operational risks and uncertainties associated with the countries or regions where we are based in and having our operations, as well as the laws and regulations involved, such as Singapore, mainland China, Hong Kong, Cayman Islands, and the United States. There exist complex regulatory requirements on the ability of a China-based company to conduct its business, accept foreign investments or be listed on the exchanges of the United States or other foreign exchange outside of mainland China. For example, we need to be compliant with regulatory requirements in relation to regulatory approvals on offerings that are conducted overseas by and foreign investment in China-based issuers, the use of the Consolidated Affiliated Entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Operations may also be influenced as the government deems appropriate to advance regulatory and societal goals and policy positions. In recent years, the PRC government has promulgated certain regulations and rules to exert more oversight over offerings and listings that are conducted overseas and/or foreign investment in China-based issuers. Furthermore, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Mainland China governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

Additionally, as the case in other civil law jurisdictions, risks and uncertainties regarding the enforcement of laws, and quickly evolving policies, laws and regulations in mainland China, could adversely affect us. The legal system of mainland China is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Because certain recently enacted laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of these decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. Furthermore, some of the government policies are not published or not on a timely basis and we may not be aware of our potential violation of these policies and rules as the result. For a detailed description of the related risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Mainland China governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.”

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

The majority of our operations are conducted in mainland China, and substantially all of our assets are located outside of the United States. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

PRC

We have been advised by Zhong Lun Law Firm, our mainland China legal counsel, that there is uncertainty as to whether the courts of mainland China would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on reciprocity between jurisdictions. Mainland China does not have any treaties with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within mainland China for a significant portion of the time and are PRC nationals. Furthermore, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of the laws of mainland China or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside mainland China, and it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and the PRC Law on Choice of Law for Foreign-related Civil Relationships, foreign shareholders may originate actions based on the laws of mainland China against us in mainland China, if they can establish sufficient nexus or other appropriate connection to mainland China for a mainland China court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to mainland China by virtue only of holding the ADSs or ordinary shares.

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

You should carefully consider all of the information in this annual report before making an investment in the ADSs. In particular, as we are a Cayman Islands incorporated company operating in China, you should pay special attention to subsections headed “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Corporate Structure

●	We are a Cayman Islands holding company primarily operating in mainland China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in mainland China. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to such agreements that establish the Contractual Arrangements for a portion of our mainland China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of us. If the PRC government finds that such agreements do not comply with laws, regulations, and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.
●	We rely on the Consolidated Affiliated Entities to operate a portion of our mainland China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual Arrangements among our mainland China subsidiary, Noah Group, one of the Consolidated Affiliated Entities, Noah Investment, and Noah Investment’s shareholders may be subject to scrutiny by the PRC tax authorities, who may determine that we or Noah Investment and its subsidiaries owe additional taxes, which could substantially reduce our consolidated net income and the value of your investment.
●	Because certain shareholders of the Consolidated Affiliated Entities are our directors and executive officers, their fiduciary duties to us may conflict with their respective roles in the Consolidated Affiliated Entities. If any of the shareholders of the Consolidated Affiliated Entities fails to act in the best interests of our company or our shareholders, our business and results of operations may be materially and adversely affected.
●	We may rely to a large extent on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.
●	Mainland China’s regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of conversion of foreign currencies into Renminbi may delay or prevent us from using any offshore cash we may have to make loans to our mainland China subsidiaries and Consolidated Affiliated Entities or to make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	Mainland China governmental authorities’ complex regulatory requirements on offerings conducted overseas by, and foreign investment in, China-based issuers could limit or hinder our ability to offer or continue to offer securities to investors and result in a material adverse change in our operations and the value of our ADSs.
●	Our business is subject to various evolving laws and regulations of mainland China regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our Business

●	The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	Our businesses may be adversely impacted by general economic and market conditions.
●	The performance of our investment portfolio may affect the AUM, revenue and profitability of our asset management business.
●	Because a significant portion of the one-time commissions and recurring service fees we earn on the distribution of investment products are based on commission and fee rates, any decrease in these commission and fee rates may have an adverse effect on our revenues, cash flow and results of operations.
●	The investment products we distribute are supplied by a limited number of product partners; and the renegotiation or termination of our relationships with such product partners could significantly impact our business.
●	Because the laws and regulations governing the industries of wealth management, asset management and other businesses in mainland China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.
●	Some of our clients may redeem their investments from time to time, which could reduce our recurring service fees.
●	Our lending business is subject to credit risks, which could adversely affect our results of operations.
●	Our business involves relatively new business models which may not be successful.

Risks Related to Our ADSs and Ordinary Shares

●	The market price for our ADSs and/or ordinary shares may continue to be volatile.
●	There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our ADSs and/or ordinary shares as a source of future dividend income.
●	Substantial future sales or perceived potential sales of our ADSs and/or ordinary shares in the public market could cause the price of our ADSs and/or ordinary shares to decline.
●	Techniques employed by short sellers may drive down the trading price of our ADSs and/or ordinary shares.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and/or ordinary shares, the market price for our ADSs and /or ordinary shares and trading volume could decline.
●	Holders of our ordinary shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in mainland China may also be limited.
●	There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

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

In addition, the PRC government has promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, as well as five supporting guidelines, or, together with Trial Measures, the Filing Measures, which took effect on March 31, 2023 and implemented a filing-based regulatory system over mainland China domestic companies seeking to offer or list equity securities in an overseas market, whether through direct or indirect form. The Filing Measures stipulate certain circumstances under which the overseas offering or listing would be prohibited, as well as the measures taken by a mainland China domestic company required by the CSRC if it falls into any of such circumstances prior to the overseas offering or listing, such as postponement or termination of the proposed overseas offering or listing, and reporting to the CSRC and competent authorities under the State Council in a timely manner. According to the Filing Measures and the Notice on Administrative Arrangement of Overseas Securities Offering and Listing of Domestic Companies issued by the CSRC on February 17, 2023, our future issuances of equity securities, such as shares, convertible bonds and exchangeable bonds, etc., to foreign investors and listings are subject to the filing requirement. In addition, on December 24, 2025, the People’s Bank of China and the SAFE jointly issued the Notice of Issues Concerning the Administration of Funds Related to Overseas Listings of Domestic Enterprises, which took effect on April 1, 2026 and sets forth detailed requirements for the registration, account opening, cross-border fund movement, and repatriation of proceeds in connection with overseas listings. For detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

Our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under the laws of mainland China, each of our mainland China subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these laws and regulations of mainland China, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,872.8 million, RMB2,827.3 million and RMB2,879.2 million (US$411.7 million) as of December 31, 2023, 2024 and 2025, respectively.

Under the Contractual Arrangements, Noah Group provides certain support services to the Consolidated Affiliated Entities and is entitled to receive service fees from the Consolidated Affiliated Entities in exchange. The Contractual Arrangements provide that the Consolidated Affiliated Entities shall pay Noah Group a service fee on a quarterly basis. The amount of the service fees shall be verified and determined according to actual services provided by Noah Group, provided that the total service fees shall be equal to the revenue less expenses and the license fees. The license fees are paid by the Consolidated Affiliated Entities to Noah Group on a yearly basis, in consideration of the intellectual property rights licenses granted by Noah Group. The amount of the license fees shall be determined by the board of Noah Group. Pursuant to the Contractual Arrangements, Noah Group is entitled to collect all or part of the revenue as the agent of the Consolidated Affiliated Entities, subject to a joint decision by the parties. Under that circumstance, Noah Group shall deduct the service fees from the revenue it collects on behalf of the Consolidated Affiliated Entities. During the three years ended December 31, 2023, 2024 and 2025, Noah Group did not charge any service fees or licenses fees from the Consolidated Affiliated Entities under the Contractual Arrangements, and there were no cash flows or transfers of other assets between Noah Group and the Consolidated Affiliated Entities under the Contractual Arrangements. See “—Financial Information Related to the Consolidated Affiliated Entities” and “—Intercompany Revenues between the Consolidated Affiliated Entities and Our Subsidiaries” for other services provided, cash flows or transfer of other assets between our company, our subsidiaries and the Consolidated Affiliated Entities during the three years ended December 31, 2023, 2024 and 2025.

From 2023 to 2025, we have declared and distributed dividends for an aggregate amount of RMB1,732.1 million (US$247.7 million); the dividend payments are subject to applicable tax and fees. In March 2026, our board of directors approved an annual dividend of approximately RMB306.0 million (US$43.8 million) and a non-recurring special dividend of approximately RMB306.0 million (US$43.8 million). This dividend is subject to the approval of our shareholders at our annual general meeting to be held on or around June 11, 2026 and are expected to be paid in August, 2026. The determination to make dividends or distributions in any particular year is made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, financial condition, business strategies and prospects, capital requirements, regulatory constraints to the extent relevant, availability of foreign currency and other considerations that the board deems relevant. Neither the mainland China subsidiaries of our company nor the Consolidated Affiliated Entities are obligated to make dividends or distributions to our company under the Contractual Arrangements. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Financial Information Related to the Consolidated Affiliated Entities

The following tables set forth the summary condensed consolidated balance sheets data as of December 31, 2024 and 2025 and the summary of the condensed consolidated statements of operations and cash flows for the years ended December 31, 2023, 2024 and 2025 of (i) our company, (ii) our subsidiaries other than Noah Group, (iii) Noah Group, which is the primary beneficiary of the Consolidated Affiliated Entities, (iv) the Consolidated Affiliated Entities*, and (v) eliminating adjustments. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. Our subsidiaries’ and Consolidated Affiliated Entities’ historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Assets
Cash and cash equivalents	714,485	2,931,616	192,643	522,174	—	4,360,918
Restricted cash	—	8,828	—	2,315	—	11,143
Short-term investments	139,862	240,732	—	276,969	—	657,563
Accounts receivable, net	—	370,793	34,286	15,053	—	420,132
Amounts due from related parties, net	691	297,281	6,803	292,025	—	596,800
Loans receivables, net	—	77,321	—	35,095	—	112,416
Investments in subsidiaries and the Consolidated Affiliated Entities	9,377,115	—	5,146,223	—	(14,523,338)	—
Amounts due from internal companies	—	613,874	2,100,000	931,941	(3,645,815)	—
Long-term investments	—	312,517	—	859,495	—	1,172,012
Investment in affiliates	369,520	333,564	1,314	621,733	—	1,326,131
Property and equipment, net	—	2,241,351	5,826	109,263	—	2,356,440
Operating lease right-of-use assets, net	—	94,530	—	8,497	—	103,027
Deferred tax assets	—	117,915	47,354	145,018	—	310,287
Other assets	8,756	144,914	7,347	153,048	—	314,065
Total assets	10,610,429	7,785,236	7,541,796	3,972,626	(18,169,153)	11,740,934
Liabilities
Accrued payroll and welfare expenses	—	307,672	17,941	81,945	—	407,558
Income tax payable	—	61,619	10,165	75,726	—	147,510
Amounts due to internal companies	517,534	2,100,000	1,028,281	—	(3,645,815)	—
Deferred revenue	—	48,934	909	4,555	—	54,398
Contingent liabilities	243,136	262,360	—	—	—	505,496
Deferred tax liabilities	—	219,366	—	44,242	—	263,608
Operating lease liabilities, non-current	—	55,997	—	4,347	—	60,344
Other liabilities	22,908	97,731	12,945	185,476	—	319,060
Total liabilities	783,578	3,153,679	1,070,241	396,291	(3,645,815)	1,757,974
Total net assets	9,826,851	4,631,557	6,471,555	3,576,335	(14,523,338)	9,982,960
*

In the tables of financial data included in this section “Financial Information Related to the Consolidated Affiliated Entities,” the amounts presented in the columns captioned “Consolidated Affiliated Entities” reflect the consolidation of the Consolidated Affiliated Entities, together with a Delaware entity through which we conduct a portion of our U.S. asset management business and certain investment funds managed by it and certain Consolidated Affiliated Entities. We are the primary beneficiary of each of these entities. The financial impact of these entities, other than the Consolidated Affiliated Entities, is immaterial to our consolidated financial statements.

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

Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2025
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,006,484	197,391	640,183	(233,818)	2,610,240
Total operating cost and expenses	(23,787)	(1,424,286)	(133,836)	(485,485)	233,818	(1,833,576)
(Loss) income from operations	(23,787)	582,198	63,555	154,698	—	776,664
Total other income (expenses)	249,572	49,277	2,839	(221,927)	—	79,761
Income tax expenses	(40,830)	(222,942)	(16,773)	(17,266)	—	(297,811)
Income (loss) from equity in affiliates	68,169	25,748	—	(95,312)	—	(1,395)
Income from equity in subsidiaries and the Consolidated Affiliated Entities	305,733	—	(37,842)	—	(267,891)	—
Net income (loss)	558,857	434,281	11,779	(179,807)	(267,891)	557,219

	For the year ended December 31, 2024
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,283,039	105,119	676,796	(463,972)	2,600,982
Total operating cost and expenses	(32,687)	(1,601,488)	(92,789)	(704,101)	463,972	(1,967,093)
(Loss) income from operations	(32,687)	681,551	12,330	(27,305)	—	633,889
Total other income	37,157	179,492	5,298	11,769	—	233,716
Income tax expenses	(21,841)	(232,450)	(9,366)	(4,934)	—	(268,591)
(Loss) Income from equity in affiliates	(22,731)	2,262	—	(91,541)	—	(112,010)
Income from equity in subsidiaries and the Consolidated Affiliated Entities	515,547	—	238,411	—	(753,958)	—
Net income (loss)	475,445	630,855	246,673	(112,011)	(753,958)	487,004

	For the year ended December 31, 2023
		Our
		Subsidiaries
		Other than		Consolidated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Affiliated Entities	Adjustments	total

	(RMB in thousands)
Net revenue	—	2,767,075	122,737	992,666	(587,782)	3,294,696
Total operating cost and expenses	(29,430)	(1,895,713)	(119,282)	(740,138)	587,782	(2,196,781)
(Loss) income from operations	(29,430)	871,362	3,455	252,528	—	1,097,915
Total other income (expenses)	38,269	99,873	(15,613)	(11,197)	—	111,332
Income tax expenses	(20,421)	(155,953)	(5,207)	(80,779)	—	(262,360)
Income (loss) from equity in affiliates	6,233	(3,887)	—	51,782	—	54,128
Income from equity in subsidiaries and the Consolidated Affiliated Entities	1,014,843	—	321,785	—	(1,336,628)	—
Net income	1,009,494	811,395	304,420	212,334	(1,336,628)	1,001,015

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2025
		Our
		Subsidiaries		Consolidated
		Other than		Affiliated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	1,217,606	971,351	598,487	(289,952)	(1,520,883)	976,609
Net cash provided by (used in) investing activities	92,299	640,318	(2,319)	103,554	(534,398)	299,454
Net cash (used in) provided by financing activities	(1,100,369)	(1,156,083)	(434,375)	—	2,055,281	(635,546)

	For the year ended December 31, 2024
		Our
		Subsidiaries		Consolidated
		Other than		Affiliated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	829,688	872,954	454,634	(394,848)	(1,375,092)	387,336
Net cash (used in) provided by investing activities	(284,679)	(205,378)	(1,074)	(284,130)	(65,558)	(840,819)
Net cash (used in) provided by financing activities	(878,763)	(1,222,262)	(473,829)	—	1,440,650	(1,134,204)

	For the year ended December 31, 2023
		Our
		Subsidiaries		Consolidated
		Other than		Affiliated	Eliminations of	Consolidated
	Our company	Noah Group	Noah Group	Entities	Adjustments	total

	(RMB in thousands)
Net cash provided by (used in) operating activities	175,921	1,277,300	(127,241)	(7,660)	—	1,318,320
Net cash (used in) provided by investing activities	(16,400)	(283,158)	8,857	(131,120)	174,680	(247,141)
Net cash provided by (used in) financing activities	283,607	(472,942)	164,180	—	(174,680)	(199,835)

Intercompany Revenues between the Consolidated Affiliated Entities and Our Subsidiaries

The intercompany services between the Consolidated Affiliated Entities and our subsidiaries principally consist of shared services within our group, including the support of information technology, marketing activities, strategic development, human resources and legal consulting.

The Consolidated Affiliated Entities provide shared services to our subsidiaries, the amounts of which were RMB19.6 million, RMB99.1 million and RMB90.6 million (US$13.0 million), for the years ended December 31, 2023, 2024 and 2025, respectively. The intercompany service charge is eliminated at the consolidation level.

Our subsidiaries provide investment consulting services and shared services to the Consolidated Affiliated Entities, the amounts of which were RMB359.1 million, RMB274.0 million and RMB132.8 million (US$19.0 million) for the years ended December 31, 2023, 2024 and 2025, respectively. The intercompany service charge is eliminated at the consolidation level.

For the years ended December 31, 2023, 2024 and 2025, cash paid by the Consolidated Affiliated Entities to our subsidiaries for the services rendered were RMB395.2 million, RMB647.4 million and RMB369.6 million (US$52.9 million), respectively.

Dividends or Distributions Made to the Holding Company

The income of our holding company attributable to our non-mainland China subsidiaries was RMB748.0 million, RMB245.5 million and RMB557.9 million (US$79.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively. No dividend or distribution was made to our holding company by our non-mainland China subsidiaries for the year ended December 31, 2023. Our non-mainland China subsidiaries made cash distributions of RMB608.3 million and RMB819.6 million (US$117.2 million) to our holding company for the years ended December 31, 2024 and 2025, respectively.

The income (loss) of our holding company attributable to our PRC-based subsidiaries was RMB54.5 million, RMB382.0 million and RMB(72.4) million (US$(10.3) million) for the years ended December 31, 2023, 2024 and 2025, respectively. Among which, Noah Group made distributions of RMB200.0 million, RMB225.8 million and RMB401.3 million (US$57.4 million) to our holding company for the years ended December 31, 2023, 2024 and 2025, respectively, and paid RMB20.0 million, RMB22.1 million and RMB39.8 million (US$5.7 million) dividend tax to PRC tax authorities, respectively.

The income (loss) of our holding company attributable to the Consolidated Affiliated Entities was RMB212.3 million, RMB(112.0) million and RMB (179.8) million (US$(25.7) million) for the years ended December 31, 2023, 2024 and 2025, respectively. No dividends or distributions have been made to our holding company by the Consolidated Affiliated Entities.

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

We believe that our corporate structure and the Contractual Arrangements do not result in a violation of the current applicable laws and regulations of mainland China. Our mainland China legal counsel, Zhong Lun Law Firm, based on its understanding of laws and regulations of mainland China currently in effect, is of the opinion that each of the contracts under the Contractual Arrangements among our wholly-owned mainland China subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, we have been further advised by our mainland China legal counsel that as there are certain uncertainties regarding the interpretation and application of the PRC laws, regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC governmental authorities or courts, or other authorities that regulate the businesses and industries the Company engaged in, would agree that its corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Consequently, there can be no assurance that the PRC governmental authorities will constantly take a view that is consistent with the opinion of our mainland China legal counsel. Laws and regulations of mainland China governing the legality, validity and enforceability of the Contractual Arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

As noted above, we rely on the Consolidated Affiliated Entities to operate a portion of our operations in mainland China. The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. If Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under the laws of mainland China. These remedies may not always be effective, particularly in light of uncertainties in the mainland China legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interests in the Consolidated Affiliated Entities, including such equity interests, may be put under court custody. As a consequence, we cannot be certain that the equity interests will be disposed pursuant to the Contractual Arrangement or ownership by the record holder of the equity interests. In addition, we may lose the ability to use and enjoy assets held by any of the Consolidated Affiliated Entities that are important to the operation of our business if those Consolidated Affiliated Entities declare bankruptcy or become subject to dissolution or liquidation proceedings. The Contractual Arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with mainland China legal procedures. Under the Contractual Arrangements, as a legal matter, if Noah Investment or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. In addition, future development in the legal system of mainland China may affect our ability to exert effective control over the Consolidated Affiliated Entities.

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

Certain shareholders of Noah Investment, one of the Consolidated Affiliated Entities, are our directors and executive officers, including Ms. Jingbo Wang, our chairwoman, Mr. Zhe Yin, our director and chief executive officer, and Mr. Boquan He, our independent director. Conflicts of interest may arise between the dual roles of those individuals who are either our directors or executive officers and shareholders of the Consolidated Affiliated Entities. The fiduciary duties owed by these directors and officers to our company under Cayman Islands law, including their duties to act honestly, in good faith and in our best interests, may conflict with their roles as shareholders of the Consolidated Affiliated Entities, as what is in the best interest of the Consolidated Affiliated Entities may not be in the best interests of our company. In addition, these individuals may breach or cause Noah Investment and its subsidiaries to breach or refuse to renew the existing Contractual Arrangements with us. We do not have existing arrangements to address such potential conflicts of interest, other than to replace the current directors of Noah Investment, either by exercising our option under the exclusive option agreement with Noah Investment’s shareholders to cause them to transfer all of their equity ownership in Noah Investment to a mainland China entity or individual designated by us, and this new shareholder of Noah Investment could then appoint new directors of Noah Investment to replace the current directors, or cause our mainland China subsidiary, Noah Group, in the capacity of the attorney-in-fact of Noah Investment’s shareholders to directly appoint new directors of Noah Investment to replace these individuals.

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

In addition, our mainland China subsidiaries and Consolidated Affiliated Entities are required to maintain certain statutory reserves, which in each case are not distributable as cash dividends except in the event of liquidation. Any limitation on the ability of our mainland China subsidiaries and affiliated entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulation on Foreign Investment.”

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

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, which took effect and replaced previous regulations from June 1, 2015, which has been amended by the Notice on Reforming and Regulating the Management Policies for Foreign Exchange Settlement under the Capital Account issued on June 9, 2016 and the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment issued on December 4, 2023. Pursuant to these regulations, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise in its discretion. Although this circular allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in mainland China, the restrictions continue to apply as to FIEs’ use of the converted RMB for purposes beyond the business scope, for securities investments or other wealth management investments (unless specified otherwise) or for loans to non-affiliated entities. SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, pursuant to which all foreign-invested enterprises can make equity investments in mainland China with their capital funds in accordance with relevant laws and regulations. On September 12, 2025, SAFE issued the Notice of Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing, which further introduced significant liberalizations.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

In addition, the PRC government has promulgated relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas-listed mainland Chinese companies regarding its overseas offering and listing, data security, cross-border data flow, and compliance with mainland China’s securities laws. See also “—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required under the laws of mainland China in connection with our future issuance of securities overseas, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”, “—Any failure to ensure cybersecurity or protection of our clients’ personal data or privacy could lead to legal liabilities, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations” and “—Our business is subject to various evolving laws and regulations of mainland China regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities overseas could be negatively affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In June 2010, the PRC government allowed the Renminbi to appreciate slowly against the U.S. dollar. However, starting from June 2015, the trend of appreciation changed, and the Renminbi started to depreciate against the U.S. dollar gradually. In recent years, the exchange rate between Renminbi and U.S. dollar has fluctuated. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The majority of our sales contracts were denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China’s exchange regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs, for payment of interest expenses, for strategic acquisitions or investments or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

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

We may not be fully informed of the identities of all our shareholders or beneficial owners who are mainland China residents, and we do not have control over them and cannot compel them to comply with these rules and regulations of SAFE. Therefore, we cannot provide assurance that any applicable registration or any amendment under these rules and regulations of SAFE has been or will be completed in a timely manner, or at all. The failure or inability of our existing or future shareholders or beneficial owners who are mainland China residents to register or amend their foreign exchange registrations under these rules and regulations of SAFE may subject such shareholders, beneficial owners or our mainland China subsidiaries to fines and legal sanctions, or could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into mainland China within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into mainland China and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal. Failure to register or comply with relevant requirements may also restrict our cross-border investment activities or limit our ability to contribute additional capital to our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

In addition, under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-mainland China tax resident enterprise, directly holds at least 25% of the equity interests in a mainland China enterprise, the withholding tax rate in respect to the payment of dividends by such mainland China enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, our Hong Kong subsidiaries, such as Glory Insurance (Hong Kong) Limited, formerly known as “Noah Insurance (Hong Kong) Limited”, which we refer to as Glory Insurance, are able to enjoy the 5% withholding tax rate for the dividends they receive from their mainland China subsidiaries in which they hold a more than 25% of the equity interests if they satisfy the conditions prescribed in relevant tax rules and regulations and obtain the approvals as required. However, if Glory Insurance is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to it by our wholly foreign-owned mainland China subsidiaries directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%.

Furthermore, under the EIT Law and the Implementation Rules to the PRC Enterprise Income Tax Law, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a mainland China resident enterprise and will be subject to mainland China enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax—Mainland China Enterprise Income Tax.” We do not believe that our company or any of its subsidiaries outside of mainland China is a mainland China resident enterprise for the year ended December 31, 2025, because neither we nor these subsidiaries are controlled by a mainland China enterprise or mainland China enterprise group, and because our records and these subsidiaries’ records (including the resolutions of the respective boards of directors and the resolutions of the respective shareholders) are maintained outside mainland China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of its subsidiaries outside of mainland China is a mainland China resident enterprise for mainland China tax purposes, they would be subject to a 25% mainland China enterprise income tax on their global income. In addition, if our company is considered a mainland China resident enterprise for mainland China tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-mainland China resident enterprises, including the holders of our ADSs. Furthermore, non-mainland China resident enterprise shareholders (including our ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including our ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaty between their country of tax residence and mainland China in the event that we are considered as a mainland China resident enterprise. If we are required to withhold such mainland China income tax under the EIT Law, your investment in our ADSs may be materially and adversely affected.

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

Because we serve as the general partner or manager for the funds under our asset management business, we have fiduciary duty to the limited partners or the investors. If we are deemed to breach the fiduciary duty, such as failure to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. In addition, illegal activities or market misconduct committed by the third-party product partners or investment partners we collaborate with may adversely impact our product offerings and reputation, discourage clients from purchasing products distributed or provided by us, lead to regulatory actions and penalties, and cause us to share any losses incurred by our clients. Furthermore, as the current regulatory regime for the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager in mainland China remains unclear, we cannot assure you that our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds that we manage. If the assets managed by us are subject to such claims, our future growth may be materially and adversely affected.

In addition, misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct may include but is not limited to:

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

As the regulators of the wealth management and asset management industries in mainland China are enhancing their supervision over the industries, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits. For example, on April 27, 2018, the People’s Bank of China, China Banking and Insurance Regulatory Commission, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which prohibits the issuance of private credit products that contain maturity mismatch arrangements or any direct or indirect guarantee of return, and requires relevant institutions to follow detailed guidance with regards to the maximum volume of private credit products issued and minimum liquidity thresholds. The Guidance Opinions will apply to private funds in the absence of specific laws and regulations thereto. On July 20, 2018, the People’s Bank of China issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On January 12, 2023, the CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. According to the Instructions for the Filing of Private Investment Funds No.1 to 2 issued by the AMAC on September 28, 2023, private funds shall not engage in disguised loan business, regular and operational private lending activities equity of entities engaged in factoring, financial leasing, pawnbroking or other businesses that conflict with private fund operations, and equity of entities prohibited or restricted by the state, or those inconsistent with national industrial policies, environmental protection policies, or land management policies. In line with our understanding and anticipation of the changing regulatory and market environment given the publication of rules such as the Guidance Opinions and the AMAC’s filing instructions, we have strategically ceased offering substantially all of our credit products from the third quarter of 2019, which had a negative impact on our results of operations.

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

We are subject to lawsuits, regulatory actions and other claims in the ordinary course of our business from time to time. In particular, we may face lawsuits, arbitrations or other claims brought by our clients who purchase investment products or services we distribute, offer or provide which turn out to be unsuitable for any reason, such as misconduct by the managers of the third-party funds, or providers of the products that we have recommended or made available to our clients, or illegal, non-compliance or unsatisfactory actions taken by third parties such as suppliers, service providers and other business partners that are outside of our control, or change of legal requirements or regulatory environment. For example, certain credit funds managed by Shanghai Gopher had invested in supply chain account receivables with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited as underlying investable assets. Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities. Shanghai Gopher, as the fund manager, had received notices from court and arbitration tribunal concerning claims initiated by individual clients. On December 18 and 19, 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of aforementioned legal proceedings, involving a total of 16 independent cases with an aggregate disputed amount of approximately RMB36.5 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings” for more information. We may also encounter claims alleging misrepresentation by our relationship managers or other employees. Moreover, we may not be able to comply with any new regulatory requirement in a timely manner or at all, and we may also be subject to regulatory actions and may encounter additional lawsuits, arbitrations or other claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses.

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

There are inherent risks associated with the lending business provided by us, including credit risk which is the risk that borrowers may not repay the outstanding loans balances. These borrowers are primarily individuals and generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather an economic downturn. Moreover, since the loans made by us are collateralized by real estate properties or investment products distributed by us, any decrease in real estate prices or downturn in the investment performances could adversely affect the values of these collaterals, which may in turn have a negative impact on the ability of borrowers to repay their loans and further adversely affect our operating results and financial condition. Certain of our investments also involve lending of U.S. dollar-pegged stablecoins. Inflation, employment levels, local policy changes, digital asset price fluctuation, and other factors beyond our control may increase our credit risks, which may result in material adverse effects on our business and financial conditions.

Our business involves relatively new business models which may not be successful.

Our business comprises various business lines, some of which are relatively new, such as retirement care related product offerings. In addition, we have expanded into investment strategies involving digital assets, including stablecoin lending and cryptocurrency accumulation strategies. Although we intend to devote additional resources to expanding these businesses and develop and offer more innovative products and services to our clients, we have limited experience with these businesses and cannot assure you of their future success. If we fail to address the needs of our clients, adapt to rapidly-evolving market trends or continue to offer innovative products and services, we may fail to capture market demand. In addition, our new business lines will continue to encounter risks and difficulties that early-stage businesses frequently experience, including the potential failure to expand client base in a cost-efficient manner, adequately manage risks and expenses, implement, adapt and modify our client development strategies as needed, develop and maintain our competitive advantages and anticipate and adapt to changing economic, competitive and other market conditions in mainland China’s financing industry. If we are unable to successfully develop our new business lines into profitable businesses, our business and revenues may be materially and adversely affected.

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

In our wealth management business, we face competition primarily from other independent wealth management companies as well as commercial banks and their wealth management subsidiaries, private banks and securities firms. In our asset management business, we also face competition from other asset management service providers in the market, including managers of private equity funds, real estate funds and public securities funds. In addition, our other businesses segment faces competition from a range of financial service providers which offer similar services in and outside of mainland China, including insurance brokerage firms. As part of mainland China’s reform and opening policy, the PRC government has further liberalized the financial sector, including lifting certain restrictions on the business scope of financial institutions such as foreign banks, securities companies and fund management companies, reducing quantitative entry conditions for foreign investors to invest in banking and insurance institutions and carry out these businesses, relaxing the limits on foreign ownership of joint ventures in mainland China’s financial sectors such as banking, securities investment fund management companies, securities and insurance companies. If such liberalization continues, we may face additional competition in the industries in which we operate, and our market share might be threatened or taken by foreign competitors or their joint ventures operating in the financial market of mainland China.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report and has concluded that our internal control over financial reporting is effective in all material aspects.

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

Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Since we derive a substantial part of our revenues from our operations in mainland China, our business and prospects may be affected by economic, political and legal developments or changes in the financial markets in mainland China. Our revenues ultimately depend on the appetite of our clients to invest in the investment products we distribute or manage, which in turn depend on their level of disposable income, perceived future earnings and willingness to invest. As there are still substantial uncertainties in the current and future conditions in the global and China’s economies, our clients may reduce or delay their investment in the financial markets in general, and defer or forgo the purchase of products we distribute or manage. We may have difficulty expanding our client base fast enough, or at all, to offset the impact of decreased investment by our existing clients. Additionally, our business and prospects are directly affected by the inherent risks associated with the capital markets in China, such as market volatility, overall investment sentiments, fluctuations in capital raising and trading volumes and the creditworthiness of the securities industry. Securities market volatility could discourage investor confidence and reduce securities trading and corporate finance activities, which, in turn, may negatively affect the commission income, recurring service fees and performance-based income we earn from our wealth management and asset management businesses due to reduced value of our wealth management and asset management portfolio and increased client redemptions. Moreover, insolvencies associated with an economic downturn could adversely affect our business through the loss of investment product providers or clients or by hampering our ability to place business. Any prolonged slowdown in the global or China’s economy may lead to reduced investment in the products we distribute or manage, which could materially and adversely affect our financial condition and results of operations.

In addition, our results of operations may also be affected by geopolitical events and other developments beyond our control, which may in turn adversely affect the economic and market conditions in China and globally. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the United States and China. Further, the Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs.

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

Although we are uncertain about the extent to which any global financial and economic crisis or slowdown of China’s economy may impact our business, there is a risk that our business, results of operations and prospects may be materially and adversely affected by any global economic downturn or any prolonged slowdown of China’s economy.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years and these tensions may continue to escalate in the future. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. For example, the tensions between the United States and China in recent years have led to high tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China responded by imposing higher tariffs on products imported from the United States, among other measures. The United States also sought to impose higher tariffs on other countries. There remains considerable uncertainties regarding future tariff rates and the trajectory of U.S.-China trade relations. In addition, international political tensions have escalated and continue to be subject to uncertainties with respect to a wide range of issues including trade policies, investment, treaties and government regulations. The U.S. government has also adopted measures aiming to prohibit or restrict U.S. investment in China-associated companies that operate in certain industries. On January 2, 2025, a final rule issued by the U.S. Department of the Treasury became effective, imposing investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China that are engaged in certain prohibited activities. On February 21, 2025, the White House released the “America First Investment Policy” memorandum, outlining initiatives to further expand the industry sectors covered by U.S. outbound investment regulations. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law, which will further expand the scope and coverage of the existing outbound investment restrictions once implementing regulations are issued by the Department of the Treasury.

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

International expansion is an important component of our growth strategy, with total revenues from countries and regions outside of mainland China representing 48.7% of our total revenues in 2025. Expanding our business overseas exposes us to a number of risks. We may face difficulty in selecting appropriate geographical regions for expansion, understanding local markets and culture, complying with complex international and local laws and regulations, and penetrating local markets to acquire new clients. Our ability to identify appropriate partners and establish and maintain cooperative relationships with them may also be limited in certain overseas markets. In addition, we may encounter difficulty in recruiting and retaining qualified personnel in jurisdictions where we have a less established presence. From time to time, we may expand into new countries, markets or sectors in which we have limited or no prior operating experience. For example, we have expanded a portion of our U.S. asset management business into emerging and high-growth sectors, including artificial intelligence, advanced technologies and digital assets, through an entity incorporated in Delaware. This entity conducts its own day-to-day operations and makes independent investment decisions in accordance with applicable U.S. regulations, and has entered into a series of agreements with a Singapore subsidiary of ours, based on which we are entitled to receive substantially all of the economic benefits from this entity and consolidate its results of operations. We cannot assure you that these initiatives will achieve the expected commercial outcomes. The agreements with this Delaware entity may not be as effective as direct ownership in providing operational control and may lead to adverse tax implications. If this entity or its members fail to perform their obligations under the agreements, we may need to expend resources to enforce our rights. This business is at a preliminary stage of development. During 2025, it generated net revenues representing 0.5% of our total net revenues, and had total assets as of December 31, 2025 representing 0.1% of our total assets. More broadly, our international operations may be subject to unexpected legal or regulatory changes, fluctuations in currency exchange rates, potentially adverse tax consequences and increased costs associated with doing business in foreign jurisdictions, any of which could materially and adversely affect our business, financial condition and results of operations.

We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting jurisdiction in which we operate. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services. There have been outbreaks of epidemics in China and globally, which could disrupt our business operation. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general and a prolonged outbreak of any of these illnesses or other adverse public health developments in China or elsewhere. Such outbreaks could significantly impact our industry, and any failure to have our business insurance claims covered could severely disrupt our operations and adversely affect our business, financial condition and results of operations.

Our headquarters is located in Singapore, where our chairwoman, Ms. Jingbo Wang, is based. Most of our employees currently reside in mainland China. Our relationship managers are based in mainland China and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Singapore, mainland China, Hong Kong, and other locations where we maintain offices, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.

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

Certain investment products that we distribute or manage have real estate or real estate-related business in mainland China as their underlying assets. In 2023, 2024 and 2025, the total value of investment products that we distributed with real estate or real estate-related businesses as the underlying assets accounted for 0.2%, 0.9% and 0.5% of the total value of all the products we distributed, respectively. Real estate investments as a percentage of our total AUM were 4.0%, 4.1% and 2.9% in 2023, 2024 and 2025, respectively. Our real estate investments primarily include one property in Shanghai and ten properties in the United States.

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

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information relating to the investment products and services we provide to our clients. The proper functioning of our financial control, accounting, product database, client database, client service and other data processing systems, together with the communication systems between our various service centers and offices, is critical to our business and to our ability to compete effectively. In particular, we rely on our online service platforms, including our website www.noah-fund.com and our mobile applications, such as WeNoah, Fund Smile and iArk (previously named “iNoah”), to provide our clients with updated information about the products they purchased. Maintaining and improving our technology infrastructure requires a significant level of investment. Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure could result in the unavailability or slowdown of our website or reduced order fulfillment performance and cause significant harm to our reputation and our ability to attract and maintain users. Server interruptions, breakdowns or system failures in the cities where we maintain our servers and system hardware, including failures that may be attributable to sustained power shutdowns, or other events within or outside our control, could reduce the volume of products sold and the attractiveness of product offerings on our platform. We maintain our backup system hardware and operate our back-end infrastructure, but such backup may not be effective in addressing any of the foregoing problems. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. Although we have not experienced any major system failures, any such future occurrences could reduce client satisfaction, damage our reputation and may materially and adversely affect our financial condition, results of operations and business prospects.

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

Other than casualty insurance on some of our assets, property insurance on our office building in Shanghai and directors, supervisors and senior executives’ liability insurance, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We have granted, and may continue to grant, share options and other forms of share-based incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Share Incentive Plans for the purposes of attracting and retaining the best available personnel by linking the personal interests of our employees to our success and by providing such individuals with an incentive for outstanding performance to generate superior returns for the shareholders. As of December 31, 2025, 599,803 restricted share units had been granted and were outstanding under the 2022 Share Incentive Plans. In 2023, 2024 and 2025, we recorded share-based compensation expenses of RMB11.5 million, RMB109.0 million and RMB66.9 million (US$9.6 million), respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to credit risk.

We are subject to credit risk related to accounts receivable, amounts due from related parties and loans receivable, and any significant default on our receivables could materially and adversely affect our liquidity, financial condition and results of operations. As of December 31, 2023, 2024 and 2025, our accounts receivables amounted to RMB504.0 million, RMB473.5 million and RMB420.1 million (US$60.1 million), respectively, our amounts due from related parties amounted to RMB393.9 million, RMB499.5 million and RMB596.8 million (US$85.3 million), respectively, and our loans receivable amounted to RMB286.9 million, RMB169.1 million and RMB112.4 million (US$16.1 million). We may not be able to collect all such receivables due to a variety of factors that are beyond our control. For example, fund investors may not satisfy their contractual obligation to fund capital calls when requested by Gopher/Olive or other fund managers of the funds. This may result in shortfalls in capital and may affect the ability of our funds to consummate investments and adversely affect our ability to receive service fees and other income. If we are not able to effectively manage the credit risk associated with our receivables, or if one or more counterparties run into financial difficulties, this could result in losses for us. The performance of our funds may also be affected by credit risk, which could have an adverse effect on our income.

Fluctuation of fair value change of short-term and long-term investments that we made and valuation uncertainty of other long-term investments measured at fair value due to the use of unobservable inputs may adversely affect our financial condition, results of operations, and prospects.

From time to time, we purchase short-term investments, which mainly include available-for-sale investments, trading debt securities and investments held by consolidated investment funds measured at fair value, and long-term investments, which consist of investments in several private equity funds as a limited partner and equity investments of common shares of several companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. We are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2023, 2024 and 2025, we had short-term investments of RMB379.5 million, RMB1,274.6 million and RMB657.6 million (US$94.0 million), and long-term investments of RMB810.5 million, RMB971.1 million and RMB1,172.0 million (US$167.6 million), respectively. In addition, certain of our other long-term investments are measured at fair value with significant unobservable inputs used in the valuation techniques. Changes in any of these unobservable inputs may result in changes of the valuation of our other long-term investments measured at fair value, which leads to uncertainty in accounting estimation. We cannot assure you that market conditions will create gains on our short-term and long-term investments or we will not incur any fair value losses or impairment losses on our short-term and long-term investments in the future. If we incur such fair value losses or impairment losses, our financial condition, results of operations, and prospects may be adversely affected.

We are subject to risk of recoverability of deferred tax assets.

We recorded deferred tax assets of RMB431.5 million, RMB319.2 million and RMB310.3 million (US$44.4 million), respectively, as of December 31, 2023, 2024 and 2025. We periodically assess the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements, and therefore could materially and adversely affect our financial condition and results of operation in future years.

Our investments in affiliates may not be successful and we may incur significant losses or be subject to liquidity risk as a result.

Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager, including Gopher Transform Private Fund, real estate funds and real estate funds of funds, private equity funds of funds, and other public securities funds of funds. We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. As of December 31, 2023, 2024 and 2025, we recorded investments in affiliates of RMB1,526.5 million, RMB1,373.2 million and RMB1,326.1 million (US$189.6 million), respectively. We recognized impairment losses on investments in affiliates of nil, nil and RMB7.5 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively, which were recorded in income (loss) from equity in affiliates in the consolidated statements of operations. Therefore, any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

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

For the years ended December 31, 2023, 2024 and 2025, certain government subsidies of RMB127.0 million, RMB65.2 million and RMB46.5 million (US$6.6 million), respectively, were granted to us as incentives for our investing and operating in certain local districts in mainland China. These government subsidies are non-recurring in nature and the amounts of these subsidies were subject to the discretion of local governments and there were no fulfilled conditions or contingencies. There is no assurance that we will receive such government subsidies for future financial years.

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

Public companies listed in the United States that have most of their operations in mainland China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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

We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, we voluntarily made an ex gratia settlement offer to affected clients in connection with suspected fraudulent activities by affiliates of Camsing International Holding Limited underlying one of our investment offerings. An affected client accepting the offer shall receive restricted share units, which upon vesting will become ordinary shares of our company. The maximum number of ordinary shares to be issued by our company to these settled clients would account for approximately 4.6% of the total issued shares of our company as of December 31, 2025. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Camsing Incident.” Such settlement plan will, and any future settlement plan may dilute the holdings of ADS holders in our company.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We primarily operate in mainland China and substantially all of our assets are located outside the United States and Hong Kong. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and Hong Kong and a substantial portion of their assets are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States or in Hong Kong in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, mainland China or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the U.S. or Hong Kong authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the Cayman Islands or mainland China.

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

We have been advised by Zhong Lun Law Firm that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Mainland China courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on reciprocity between jurisdictions. Mainland China does not have any treaties with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign civil judgments. In addition, some of our directors and senior executive officers reside within mainland China for a significant portion of the time and are PRC nationals. According to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of the laws of mainland China or national sovereignty, security or public interest. As a result, it may be difficult or impossible for our shareholders to effect service of process upon us or these persons inside mainland China, and it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Furthermore, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in mainland China. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on the laws of mainland China against a company in mainland China for disputes if they can establish sufficient nexus or other appropriate connection to mainland China for a mainland China court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in mainland China in accordance with the laws of mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our ADSs, to establish a connection to mainland China for a mainland China court to have jurisdiction as required under the PRC Civil Procedures Law.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are certain obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretations of or implementation rules under this article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties you may face in protecting your interests.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

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

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2025 and will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. The U.S. Internal Revenue Service (the “IRS”), does not issue rulings with respect to PFIC status, and we cannot assure you that the IRS, or a court, will agree with any determination we make.

Because we believe that we were a PFIC for our taxable year ended December 31, 2025, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) could be subject to certain adverse U.S. federal income tax consequences and related reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

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

Because we are a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;
●	the sections of the U.S. Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with subsidiaries and affiliated entities in mainland China, Hong Kong, Singapore, the United States and other jurisdictions. In August 2005, our founders started our business when Noah Investment was incorporated. We exercise effective control over Noah Investment and its subsidiaries through Contractual Arrangements. In 2007, HongShan Capital Investment Management (Tianjin) Co., Ltd., which we refer to as HongShan Capital, a well-known venture capital firm based in mainland China, invested in our business. In November 2010, we were listed on the New York Stock Exchange as the first independent wealth management company from mainland China. In July 2022, we were listed on the Hong Kong Stock Exchange as the first independent wealth management company listed on both NYSE and Hong Kong Stock Exchange from mainland China.

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

Our principal executive offices are located at 333 North Bridge Road, #05-11, Odeon 333, Singapore 188721. Our telephone number is +65 6911-8211. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1 - 1104, Cayman Islands.

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

With over 21 years of operating experience, we continue to distribute and manage investment products and provide comprehensive financial services to our HNW clients globally, while at the same time constantly optimizing and improving our risk and asset management procedures to strengthen our core competitiveness.

Our Business Model

We provide comprehensive financial services using wealth management and asset management models, through our subsidiaries and Consolidated Affiliated Entities to our clients. In 2025, our wealth management business, asset management business, and other businesses contributed to 65.5%, 32.9% and 1.6% of our total net revenues, respectively.

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

Among these six segments, our wealth management business is generally structured around four segments, namely domestic public securities under Noah Upright, domestic insurance under Glory, overseas wealth management under ARK Wealth Management and overseas insurance and comprehensive services under Glory Family Heritage. In 2025, our domestic public securities, domestic insurance, overseas wealth management and overseas insurance and comprehensive services segments contributed to 21.7%, 0.7%, 21.0% and 6.9% of our total net revenues, respectively. Our asset management business is generally structured around the remaining two segments, namely domestic asset management under Gopher and overseas asset management under Olive. In 2025, our domestic asset management and overseas asset management segments contributed to 26.5% and 21.2% of our total net revenues, respectively. In addition to these six segments, we also conduct our general corporate operations at our corporate headquarters, which are operations not directly allocated to one of the aforementioned six business segments. In 2025, our headquarters contributed to 2.0% of our total net revenues.

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

Set forth below is a diagram illustrating our unique ecosystem:

(1)Others include insurance products, multi-strategies products and others.

Our Clients

We primarily serve Chinese HNW clients who reside in mainland China or overseas with total investable assets exceeding RMB6.0 million or its equivalent. In addition to individual clients, we also strategically provide services to certain institutional clients, including entities affiliated with such individuals, such as their family offices, as well as other institutional investors. In 2021, we started to provide mutual funds and related wealth management services to satisfy our corporate and institutional clients’ money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury”, operated by our domestic public securities operation, Noah Upright. We have attracted a loyal and high quality client base, with approximately 18,450 active clients (including mutual fund-only clients) as of December 31, 2025.

The table below sets forth certain information regarding our clients for the years and as of the dates indicated.

	Year Ended December 31,
	2023	2024	2025
Number of active clients (excluding mutual fund-only clients)	5,731	4,267	5,158
Number of active clients (including mutual fund-only clients)	22,453	17,210	18,450

In order to provide targeted and personalized services to our clients, we classify our clients into five categories based on their AUA with us, namely ivory, gold, platinum, diamond, and black card clients, with the black card clients being the highest level. The number of our black card clients and diamond card clients reached 2,299 and 7,008 as of December 31, 2025, with an AUA per client of RMB69.3 million (US$9.9 million) and RMB13.0 million (US$1.9 million), respectively.

The table below sets forth the number of our core clients as of the periods indicated.

	Year Ended December 31,
	2023	2024	2025
Number of black card clients(1)	2,289	2,277	2,299
Number of diamond card clients(2)	7,369	7,057	7,008
(1)	Black card clients refer to clients with an AUA of over RMB50 million (approximately US$7 million).
(2)	Diamond card clients refer to clients with an AUA of over RMB10 million (approximately US$1.5 million) but less than RMB50 million (approximately US$7 million).

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

Our Key Products and Services

Our Wealth Management Business

We provide diversified investment products, customized asset allocation and value-added services to our clients inside and outside of mainland China for our wealth management business. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ wealth management needs, minimizing their risks while generating attractive returns. Our clients benefit from our comprehensive services, expertise and capacities, including, among others, investor education services and trust services. In 2023, 2024 and 2025, net revenues contributed by our wealth management business were RMB2,491.2 million, RMB1,800.7 million and RMB1,709.3 million (US$244.4 million), representing 75.6%, 69.2% and 65.5% of our total net revenues, respectively.

Revenue Model

For our wealth management business, we generate revenue primarily from the offering of investment products and services to our clients through our subsidiaries in four ways: (i) one-time commissions paid by funds managed by our product partners, (ii) recurring service fees paid by our product partners or funds managed by them over the duration of the investment product, (iii) sharing of a portion of the performance-based income earned by product partners who manage the products, and (iv) revenue from comprehensive services we provide. We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenue when the underlying insurance contracts become effective. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute, in accordance with the investment agreements with our clients.

Set forth below is a diagram illustrating the business and revenue model of our wealth management business:

Investment Product Offerings

We have a proven track record of consistently pioneering a broad array of innovative and high-quality investment products and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the three years ended December 31, 2023, 2024 and 2025, the domestic and overseas investment products provided by our product partners as well as Gopher and Olive primarily consist of:

●	mutual fund products, which are publicly-raised, public securities investment funds, including money market funds;
●	private secondary products, which are privately-raised investment funds and structured products with underlying assets consisting of publicly listed securities and bonds in the secondary market, as well as privately raised discretionary cash management products;
●	private equity products, including investments in (i) various primary market funds, including PE/VC funds, private credit funds, and private infrastructure funds sponsored by third-party domestic and international asset management firms, (ii) real estate equity funds, and (iii) PE/VC funds managed by Gopher/Olive, including FOFs, feeder funds, S funds and direct and co-investment funds. We provide domestic private equity products through our asset management arm, Gopher/Olive, which forms funds and raises capital directly from our clients;
●	other products we distribute or provide or manage but cannot be classified into any of the above product categories, such as insurance and multi-strategy products.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the years indicated:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	47,837	64.6	39,573	62.0	36,045	5,154	53.7
Private secondary products	18,403	24.8	16,201	25.3	23,158	3,312	34.5
Private equity products	3,330	4.5	4,775	7.5	4,856	694	7.3
Other products	4,486	6.1	3,263	5.2	2,971	425	4.5
All products	74,056	100.0	63,811	100.0	67,030	9,585	100.0

Overseas Wealth Management

In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in mainland China, who typically only have domestic and RMB-denominated product offerings. In 2025, revenue from our overseas products accounted for 48.7% of our total revenues.

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

The insurance products we distribute for our partners are mainly life and health insurance products. Such products can be broadly classified into the categories set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the categories listed below:

●	Individual Whole Life and Annuity Insurance: The individual whole life insurance products we distribute provide insurance coverage for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years, or until the insured reaches a certain age. The face amount plus accumulated interest is paid upon the death of the insured. The individual annuity products we distribute generally provide annual benefit payments after the insured attains a certain age, or for a fixed time period, and provide a lump sum payment at the end of the coverage period. In return, the purchaser of the annuity products makes periodic payments of premiums during a pre-determined accumulation period.
●	Participating Insurance: The participating insurance products we distribute not only provide insurance coverage but also pay dividends generated from the profits of the insurance company providing the policy. The dividends are typically paid on an annual basis over the life of the policy. In return, the insured makes periodic payments of premiums over a pre-determined period, generally ranging from five to 25 years.
●	Individual Health Insurance: The individual health insurance products we distribute primarily consist of critical illness insurance products, which provide guaranteed benefits when the insured is diagnosed with specified serious illnesses, and medical insurance products, which provide conditional reimbursement for medical expenses during the coverage period. In return, the insured makes periodic payments of premiums over a pre-determined period.

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

Our Asset Management Business

We operate our domestic asset management business under Gopher and our overseas asset management business under Olive to further address the asset allocation needs of our clients. We manage investments with underlying assets in mainland China through the Consolidated Affiliated Entities, denominated in Renminbi, and outside of mainland China through our subsidiary, Olive Asset Management, denominated in U.S. dollars or other currencies. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds. Our total AUM were RMB154.6 billion, RMB151.5 billion and RMB141.7 billion (US$20.3 billion) as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the AUM of Olive reached RMB42.4 billion (US$6.1 billion), representing 29.9% of the total AUM for our asset management business.

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

Set forth below is a diagram illustrating the business and revenue model of our asset management business:

Given that over 90% of Gopher’s AUM and over 75% of Olive’s AUM as of December 31, 2025 consisted of private equity investments, which generally have a long duration with no contractual redemption rights or high redemption costs as provided under the relevant subscription agreements, we believe that the recurring service fees we earn are relatively predictable and sustainable.

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

We act as the fund manager and/or general partner for the Gopher/Olive Funds and collect management fees and performance-based income. We also invest in certain Gopher/Olive Funds as general partners, and our equity interests in each individual fund are normally less than 3%. The following table sets forth the typical structure of a Gopher/Olive Fund:

Product Offerings

As a multi-asset management service provider, Gopher /Olive invests in different categories of assets, including:

●	private equity investments, including investments in the leading domestic and overseas private equity funds through FOFs, feeder funds and S funds, as well as direct and co-investments in sectors such as TMT, financial services and healthcare. As of December 31, 2025, the AUM of Gopher/Olive’s private equity investments was RMB127.0 billion (US$18.2 billion), covering approximately 130 Gopher/Olive PE/VC FOFs, and directly or indirectly through these funds, invested in more than 9,000 companies.
●	FOFs. In 2010, we established the first market-oriented FOF by private capital in mainland China. Our asset management business has historically focused primarily on investments in FOFs, whereby the Gopher/Olive Funds invest in one or more third-party managed funds, which directly or indirectly invest in portfolio companies or other investment portfolios. The graph below illustrates the portfolio structure of a simple FOF. Major Gopher/Olive PE/VC FOFs typically involve several layers of FOFs and/or feeder funds structure. Under such structure, multiple Gopher/Olive Funds are set up as intermediate investment vehicles, which are managed by Gopher/Olive for the purpose of asset and ownership segregation.

●	Feeder funds. We also manage feeder funds that invest in certain single third-party managed funds. Such third-party managed funds usually have multiple feeder funds as capital sources. Following the enactment of the Supervision Measures, we leverage primarily feeder funds to raise capital for our PE/VC investment partners. The graph below illustrates the investment structure of our feeder funds that invest in single third-party managed funds.

●	S funds. In May 2013, we introduced the first S fund to HNW investors in mainland China. The S funds explore investment opportunities by investing in pre-existing limited partner commitments in the private equity market, which allows private equity investors to sell their investments in private equity funds. S funds typically invest in more diversified investment portfolios than primary PE funds, and typically deploy capital faster and have a shorter investment term than other private equity investments ranging from two years to three years. The graph below illustrates the portfolio structure of our S funds.

●	Public securities investments, mainly including Target Strategy, namely a series of NAV-based products utilizing multiple investment strategies to manage underlying assets consisting of publicly listed securities, FOF and MoM investments, as well as direct investments in listed companies. Gopher /Olive has a dedicated investment team managing Target Strategy products, which consist of active, balanced and conservative types of funds, utilizing diverse strategies with an aim to create long-term and stable investment returns with relatively low volatility. For the MoM approach, we as the fund manager choose third-party fund managers for certain investment programs of the Gopher/Olive Funds and monitor their performances. The third-party fund managers specialize in utilizing different investment strategies to diversify risks and achieve different investing goals amid market volatilities. These third-party fund managers receive an incentive service fee.
●	Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2025, our real estate investments primarily included one office building in Shanghai through an FOF investment, namely Gopher Aroma Plaza. Our real estate investments as of December 31, 2025 also included ten rental apartment projects in the United States.

●	Multi-strategy and other investments. Our multi-strategy investments primarily include multi-asset portfolios and family office accounts. We use asset allocation principles to build multi-asset portfolios and multi- or single-family office accounts. Starting from the third quarter in 2019, we stopped investing in private credit products and started to redeem all outstanding private credit products. By the end of the second quarter in 2021, Gopher had successfully exited approximately RMB30 billion of private credit product investments, marking an important milestone of transformation to NAV-based products.

Our domestic asset management operations under Gopher continue to focus on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2025, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings through Olive and growing our secondary market asset management business. Among our initiatives, we are dedicating a portion of our U.S. asset management business to investments in emerging and high-growth sectors, including artificial intelligence, advanced technologies and digital assets, where we act as the investment manager of relevant investment funds, with investment portfolios comprising equity investments in private companies, fund investments and digital asset-related investments. In connection with this business, a Delaware entity serves as the investment manager of such funds in the United States. This entity, whose members are two of our employees, conducts its own day-to-day operations and makes independent investment decisions in accordance with applicable U.S. regulations. It has entered into a series of agreements with a Singapore subsidiary of ours, based on which we are entitled to substantially all of the economic benefits from this entity and consolidate its results of operations. The business operated through this entity remains at a preliminary stage. For a discussion of the changes of our asset management product mix during the three years ended December 31, 2025, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Key Performance Indicators—AUM.”

Our Portfolio Companies

Our Gopher/Olive Funds strive to invest in companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher/Olive Funds have invested in many portfolio companies that have achieved outstanding performance and hence generating more performance-based income, which demonstrates our strong asset management capabilities. As of December 31, 2025, Gopher/Olive’s AUM included approximately 130 Gopher/Olive PE/VC FOFs, which in aggregate invested in more than 350 funds managed by third parties, and directly or indirectly through these funds, invested in more than 9,000 companies, many of which had achieved substantial growth. As of December 31, 2025, more than 700 companies Gopher/Olive invested in had successfully become listed companies.

Our Product Partners and Investment Partners

We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we collaborate encompass a variety of institutions and companies, mainly including PE/VC general partners, mutual fund managers and private secondary fund managers. We distribute investment products provided by these product partners directly, and for our asset management business, our Gopher/Olive Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher/Olive Funds as asset management products to our clients. In certain occasions, our Gopher/Olive Funds also co-invest with our investment partners into portfolio companies directly. During the three years ended December 31, 2023, 2024 and 2025, we collaborated with over 100 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business.

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

We strive to provide a variety of investment products to our clients. Based on our research, we strategically select products that capture current investment opportunities, as well as products of stable long-term performance. We believe such product mix allows our investors to customize their investment portfolio based on their risk appetite and return expectations.

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

●	In the project screening stage, our professionals select the potential product or the proposed investment portfolio from a broad range of investment products and review our internal due diligence findings to determine whether the product may be suitable for investment and/or distribution to our clients. A prospective product or investment needs to be approved by at least a majority of the members participating in the project screening meeting before the product or investment moves onto the next stage.
●	For investment products, we have adopted an effective screening mechanism that analyzes and evaluates the proposed investment product or portfolio both qualitatively and quantitatively. To facilitate the screening of the fund products, we maintain a whitelist of fund product providers that we update on real-time basis. Our wealth management arm conducts independent assessment of investment products developed by Gopher and Olive.
●	For each proposed investment under our asset management business, in particular private equity direct or co-investments, we designate a dedicated project team to conduct preliminary due diligence on the potential investment target. After conducting the preliminary review, the project team submits an investment analysis and due diligence memorandum on the investment targets, focusing on investment overview and recommendation, market opportunities, investment strategies, investment return analysis, eligible investors, key risks and risk control solutions, among other considerations. If necessary, we will also engage qualified third-party services providers such as independent auditors and law firms to conduct independent research and analysis on our proposed investment portfolio.
●	In the project evaluation stage, our professionals analyze the legal structure, financial statistics and other aspects of the product and evaluate the potential returns to our clients and the risks of the investment.
●	In the risk control stage, our core management team meets to fully evaluate the risk of the product and determine whether appropriate risk management is in place for the investment in the portfolio and/or distribution of the product. After approved by the risk control meeting, the product will be reviewed by our in-house risk analysts before it is officially launched.

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

Wealth Management

Noah Upright, our primary domestic distribution channel, is among the first batch of independent financial service companies in mainland China which has obtained the fund distribution license from the CSRC. Noah Upright distributes mutual funds and private secondary products. In 2025, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products.

Furthermore, we have established offices in Hong Kong (China), Los Angeles, Silicon Valley, New York, and Singapore to offer our clients global investment opportunities using our overseas brand “Ark.”

We distribute investment products on behalf of third-party product partners as well as Gopher and Olive, primarily through our network of relationship managers, and we use an array of marketing channels to attract potential clients. Furthermore, we also enjoy continued organic growth in clients from word-of-mouth referrals.

Our dedicated relationship managers strive to provide tailored investment services to our clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments that we offer. Our relationship managers in mainland China and overseas are focusing on providing licensed services in their respective jurisdictions. As of December 31, 2025, we had 140 overseas relationship managers.

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

The following table sets forth a selection of licenses that are material to our business operations held by us as of December 31, 2025.

Location	Licenses	Expiration Date
Mainland China	Certificate for privately-raised investment fund manager	N/A

	Fund distribution license	N/A

Hong Kong	Type 1 (Dealing in securities)	N/A

	Type 4 (Advising on securities)	N/A

	Type 9 (Asset management)	N/A

	Insurance brokerage license	Glory Insurance (Hong Kong) Limited - July 14, 2027 Minz Insurance Brokers Limited – April 28, 2028

TCSP (trust or company service provider) license

ARK Corporate Services (Hong Kong) Limited - November 14, 2027

Ark Nominee Limited – November 20, 2027

Ark Trust (Hong Kong) Limited – August 21, 2027

Lightstone Trust (Hong Kong) Limited – November 4, 2026

	Money lenders license	September 1, 2026

Jersey Islands	Family trust license	N/A

United States	Investment advisor license	N/A

	Insurance brokerage license	May 31, 2027

	Broker-dealer license	N/A

Singapore	Capital market service license	N/A

	Family trust license	N/A

	Exempt financial advisor license	N/A

Canada	International Dealer-Exemption	N/A

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

Other Businesses

In addition to our wealth management business and asset management business, we also provide other services through our subsidiaries. These services serve as value-added services that we provide to our clients to broaden and deepen client relationships. In 2023, 2024 and 2025, other businesses represented 1.1%, 1.3% and 1.6% of our net revenues, respectively.

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

Risk Management and Internal Control

We have adopted risk management and internal control policies and procedures designed to provide reasonable assurance for achieving our business objectives, including efficient operations, reliable financial reporting and compliance with applicable laws and regulations. Highlights of our risk management and internal control system include the following:

●	Board of Directors, Audit Committee and Internal Audit. Our board of directors and audit committee are responsible for our overall risk management and internal controls. We also maintain an internal control and internal audit department, which is responsible for reviewing the effectiveness of our internal controls and submitting internal audit reports to our audit committee quarterly. Our internal audit department, with the help of our business division managers, prepares and updates questionnaires for our various business departments to conduct self-assessment of internal control and risk management each year, and our internal audit department will follow up with the business personnel to timely rectify any deficiencies so identified.
●	Regulatory compliance. We have adopted and implemented various internal control and risk management policies, including insider trading, whistleblowing, related party transaction, anti-corruption, anti-money laundering and sanctions related policies, as well as code of business conduct and ethics. We provide regular training to our employees on these policies. We also engage outside counsel to provide training to our legal department and other senior personnel from time to time to keep them abreast of recent regulatory developments.
●	Treasury management. We have established and implemented treasury management policies and procedures in managing our investments, including:
●	budget plans: we require our subsidiaries and Consolidated Affiliated Entities to prepare budget plans on a periodic basis to optimize our Group’s use of funds, according to which we could allocate proper amount of funds to be used in investment projects.
●	approval process: we have adopted approval processes related to investments, including (i) preliminary review and analysis of the proposed investment project (including but not limited to, background search, due diligence and compliance analysis), and (ii) the final review and approval by our treasury management committee.
●	monitoring: our treasury department and treasury management committee will continuously monitor the approved investment projects.

●	Licenses and approvals. We maintain policies to ensure that we have required licenses and approvals in place. Our compliance department reviews the licenses obtained before we adopt new business initiatives, and our internal control department conducts annual reviews to monitor the status and effectiveness of those licenses and approvals. We also regularly review and update all policies and measures related to licenses and approvals.
●	Data security. We have adopted measures to protect our client data and other confidential information. We also have a dedicated information security team of IT professionals to carry out our data and system related risk management. See “—Privacy and Data Security.”
●	Know-your-client. As part of our risk management and compliance practice, we operate a strict client due diligence process, including:
●	At account opening: we require individuals seeking to open account with us to complete standard know-your-client and anti-money laundering procedures, including documents for proof of their identity, automatic real-person biometric recognition for our individual clients and declaring source of funds for investment.
●	Before product purchase: we require our clients to complete a more comprehensive know-your-client questionnaire specifically designed for the proposed investment product in accordance with laws and regulations of the competent jurisdiction in which we distribute the product. Such questionnaires are designed to collect a wide array of personal and financial information, including the individuals’ professional background, investment experience, level of investable assets and risk tolerance. We also require our clients to provide supporting documents, such as trading statements and proof of assets.
●	Regular updates: our relationship managers follow up with a registered client to complete questionnaires in order to update the client’s risk profile and investment preferences on a regular basis.
●	Client suitability assessment and recordkeeping. We have adopted various measures to ensure that the client’s risk profile matches the risk profile of investment products recommended to them. We have designed a risk scoring model for our clients, which accounts for information on clients’ risk tolerance we obtained in the know-your-client process. Similarly, we also assign a risk rating score for each product we distribute, considering factors such as industry risk, concentration risk, level of leverage and risks related to the investment portfolio. Both scores are reviewed by our specialists in accordance with relevant guidelines, and may be adjusted if inconsistent with supporting documents and due diligence results. We provide investor right and risk disclosure statement to our clients, and recommend to them only investment products with matching risk scores or lower. For each newly launched product, we provide training to our relationship managers with a focus on the risk profile of such products.
●	Anti-money laundering. In addition to our know-your-client measures, we have also implemented anti-money laundering policies, including (i) a real-name policy in the process of business operations, (ii) requirement of complete client information, (iii) requirement of trackable transaction records and (iv) requirement of source of fund information. We have further established an anti-money laundering information reporting system, as part of the policies and procedures aimed at preventing money laundering activities. Our employees collect, analyze, monitor and preserve client information and transaction records, and are required to report any suspicious transactions detected to our anti-money laundering committee. We deal with any suspicious activities on a timely basis to mitigate the risk of money laundering. We also actively carry out training on anti-money laundering to enhance the awareness of anti-money laundering among our employees.

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

Our Technologies

Our technology infrastructure is integrated and readily scalable to support the growth of all of our business segments and digitalization across front-end, middle-end and back-end operations. Each aspect of our business operations is supported by its innovative technology infrastructure, and the success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and providing future growth opportunities. Principal components of our technology system primarily include:

●	Convenient online transaction platforms. Our online platforms WeNoah, Fund Smile and iArk facilitate investments in substantially all of our wealth management and asset management products online, providing a smooth investment experience. These convenient online transaction platforms allow us to serve a broader client base and increase our transaction value, in particular in mutual fund products. We have launched our domestic and overseas mutual fund platforms Fund Smile and iArk (previously named “iNoah”) in July 2019 and June 2020, respectively. Investments of RMB21.2 billion and US$2.1 billion, respectively, were completed through Fund Smile and iArk for the year ended December 31, 2025. Furthermore, leveraging our extensive coverage of mutual funds in the industry as well as our comprehensive fund screening process, our self-developed treasury management interface, Smile Treasury, is able to fulfil our institutional clients’ diversified money market and liquidity management needs by providing them with customized plans. Through a fully automated online account opening option, Smile Treasury helps small and medium-size enterprises to optimize cash returns while maintaining liquidity of working capital. In addition, our online transaction capabilities allow us to serve our clients and facilitate transactions in a more convenient and cost-effective manner.
●	24/7 digitalized client service experience. Our client service platforms enable our relationship managers to provide 24/7 real-time client services to our clients, including providing professional investment advice, guiding our clients through the investment process and providing various post-investment services. In addition, we also organize various investor education sessions and product roadshows through our online platforms, which enhances the client stickiness.
●	Automated investment management system. We developed and launched GIMSP, an automated investment management system that digitalizes almost all aspects of Gopher and Olive’s asset management business. GIMSP functions as a digitalized and structured database designed for private equity investments, which includes information on more than 9,000 potential portfolio companies. GIMSP visualizes data in a clear and systematic fashion using techniques such as knowledge mapping, allowing specialists to extract and analyze information easily amidst large volumes of documents, which is particularly helpful for private equity investments and portfolio management. Leveraging proprietary technology, GIMSP incorporates work flow engines that automate various tasks during the lifespan of investment funds, saving substantial amounts of tedious manual labor that would have otherwise been done by personnel. GIMSP is able to swiftly update its data based on information uploaded and retrieved, and shortens the lead time for commitment share mapping for targeted portfolios after capital calls, from traditional “T+N” to “T+1”, with T being the wire date, “T+1” being the date after wire date and “T+N” being a few business days after wire date. GIMSP is the first and only investment management system in the HNW wealth management services industry in mainland China to have achieved this function.
●	Intelligent investment advisory tools for relationship managers. Our upgraded CRM (client relationship management) platform is an intelligent online wealth management system that significantly improves the work efficiency and productivity of our relationship managers. In particular, our Mutual Fund Work Station, one of the key modules in our CRM platform, provides our relationship managers with in-depth and up-to-date market data, including real-time trading updates of different mutual fund products, to help them update their clients from time to time. Furthermore, leveraging big data technology and its extensive database of investment products, Mutual Fund Work Station also enables our relationship managers to quantitatively analyze expected return and risk of investment products, automatically alert risk events and generate investment recommendations based on clients’ investment preferences, expected returns and risk appetite, among others.
●	Digitalized KYC/KYA/KYP management. We have adopted a digitalized approach to manage our operations, especially our “know-your-client,” “know-your-agent” and “know-your products” practices. Based on our extensive industry knowledge and experience, we label our clients, relationship managers and products based on different segmentations, and utilize such segmentation to optimize our resource allocation. For instance, leveraging our digitalized KYC/KYA/KYP management, we are able to accurately match our products with a suitable client base, and therefore enhance our operating efficiency.

Research and Development

Our business innovations and developments are empowered by our innovative technology infrastructure and strong research and development capabilities in creating and identifying suitable investment products.

We had a dedicated research and development team of 227 employees out of the total 1,778 employees as of December 31, 2025, representing approximately 12.8% of our total workforce. Our research and development team is led by a team of visionary and experienced industry experts. It is an industry veteran team with extensive experience in software platform research and development and structuring. Core members of the team have previously worked in managerial positions at leading technology or finance companies.

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

To keep improving our staff’s information security awareness and reduce human factors, we have organized various internal training sessions and prepared quizzes on information security. In 2025, we conducted over 8 information security-related training sessions, covering over 1,500 employees.

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

As of December 31, 2025, we had 746 registered trademarks (582 registered trademarks in mainland China and 164 registered trademarks in Hong Kong (China), Taiwan (China), the U.S., Europe, Singapore, Canada, India, Australia and several other countries and regions), 302 registered domain names, and four issued invention patents in mainland China. Specifically, the Trademark  owned by Noah Investment has been recognized as a “Well-known Trademark” in mainland China. The trademark  owned by Gopher has also been recognized as a “Well-known Trademark” in mainland China.

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

Occupational Health and Safety

Our operations are subject to regulation and periodic monitoring by local work safety authorities. If we fail to comply with present or future laws and regulations, we would be subject to fines, suspension of business or cessation of operations. As such, we emphasize occupational health and safety and have established work safety policies and procedures to ensure that our operations are in compliance with applicable safety laws and regulations. During the three years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, none of our employees had been involved in any major workplace accident in the course of their employment, and we had not been subject to any material disciplinary actions with respect to labor protection issues.

Environment, Social and Corporate Governance

We pay close attention to environmental, social and corporate governance, or ESG, matters and take actions in our day-to-day operations and investment services. We also voluntarily release a Corporate Social Responsibility, or CSR, Report on an annual basis, which are well recognized both domestically and internationally. In 2025, we were awarded Asian Private Banker, an ‘A’ rating in the Wind ESG rating (top 10% in the industry), the Sustainable Impact Project Award at the United Nations 80th Anniversary Forum.

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

We believe that our operations do not produce material industrial waste and have a relatively limited impact on the environment compared to companies that directly engage in production. During the three years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, we were not subject to any administrative penalty for violating the applicable PRC or other environmental laws and regulations that are material to our group.

Our 2025 Noah Holdings Limited Sustainability Report will be released in April 2026, prepared in accordance with the Appendix C2 “Environmental, Social, and Governance Reporting Code” of the Hong Kong Listing Rules. The report will also draw reference from the Global Reporting Initiative Standards issued by the Global Sustainability Standards Board, the International Financial Reporting Standards S2-Climate-related disclosures issued by the International Sustainability Standards Board, and the United Nations Sustainable Development Goals. The report will highlight our efforts in ESG matters during the period, including corporate governance, employee compensation, anti-bribery and anti-corruption, sustainable management, human capital management, client-oriented innovation and investor education, digitalization, charity as well as other ESG matters. We hope our efforts will help create a healthy ecosystem in our business operations and promote sustainable development in the industry.

In March 2021, Ms. Jingbo Wang, our founder and chairwoman, signed the Statement of Support for Women’s Empowerment Principles at UN Women. As of December 31, 2025, female employees accounted for 60.2% of our total employees and 35.0% of our senior management team. The average training hours of our employees are approximately 89.3 hours in 2025. We endeavor to include ESG-related topics into the decision-making process of risk management, product and service development and provision, as well as marketing activities.

In October 2021, we were recognized by the international certification agency SGS and obtained ISO 14064-1:2018 (qualification and reporting of greenhouse gas emission and removal, becoming the first company in mainland China to meet the standard. The office premises we purchased in Hongqiao Transportation Hub consists of four office buildings, one of which was certified as LEED platinum level with the other three as LEED gold level by LEED certification, a globally recognized symbol of sustainability achievement and leadership.

Since 2021, Noah’s domestic and overseas mutual fund platform, “Fund Smile” and iArk (previously named “iNoah”) have both launched special ESG zone, with a professional team that regularly updates long-term tracking to screen high-quality ESG funds for customers and create more social value while protecting their assets. As of December 31, 2025, the Fund Smile in ESG Zone had launched a total of 11 publicly offered fund products, with a cumulative fundraising amount exceeding RMB170 million.

In 2022, Rayliant and our company jointly established an ESG committee and set up ESG fundamental quantitative products, aiming to bring long-term relatively stable returns to investors through ESG strategies. As of December 31, 2025, we, our employees and clients had donated more than 416,000 saxaul trees that have been planted in Tengger Desert in China, covering more than 9,300 acres of land and helping to stabilize 4.3 square kilometers of sand. Noah also supports the “Noah Ark-Biodiversity Conservation” program in the South West China to help protect animals such as green peafowls and Asian elephants. In February 2022, the program entered into an agreement for renting 235.6 acres of forest in Yuxi, Yunnan province, which will be used in protecting Green Peafowl and the ecological restoration of their habitat for next 20 years.

From 2015 to 2025, we organized 220 series of Noah Care courses in more than 40 cities in China, covering topics of happiness, well-being, and psychological health, which have been attended by or benefited more than 23,000 people. A social program we launched has helped thousands of beneficiaries including children in underdeveloped villages in China to receive education and community non-resident children to receive healthcare, as well as providing training sessions for children with infantile autism.

In 2024, Shanghai Noah Charity Foundation organized projects covering autism care, rural revitalization, community engagement, ecological conservation, and education donations, with total donations reaching RMB 9.3 million, a year-on-year increase of 48.7%, benefiting 10,000 people.

In 2025, the projects of Shanghai Noah Charity Foundation covered multiple areas including autism care, rural revitalization, community engagement, ecological protection, and educational donations. The foundation donated over 3 million RMB throughout the year, benefiting more than 1,000 people.

Our ESG efforts are recognized by various organizations, demonstrated by the awards we received, including Outstanding Contributors to ESG Investment Services from The 6th Global CSR Summit, the 2022 CWGM Awards and Transcendence Awards issued by Cailian Press, the 2023 ESG Pioneers Award from Cailian Press, the 2023 Model Enterprise for CSR and ESG Responsibility from China Business Journal, an ‘A’ rating in the Wind ESG rating (top 10% in the industry) in 2025, and the Sustainable Impact Project Award at the United Nations 80th Anniversary Forum.

We launched a dedicated Noah ESG website in 2020 to promote ESG awareness and efforts in the industry. More information and the CSR reports are available at esg.noahgroup.com.

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

On December 15, 2025, the Ministry of Commerce and the National Development and Reform Commission released the Catalogue of Industries for Encouraging Foreign Investment (2025 Version), which became effective on February 1, 2026, to replace the previous encouraging catalogue. On September 6, 2024, the Ministry of Commerce and the National Development and Reform Commission released the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), known as the 2024 Negative List, which became effective on November 1, 2024, to further reduce restrictions on the foreign investment and replace the previous negative list. Under the 2024 Negative List, foreign investment in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers, should not exceed 50% of the total equity interests.

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

According to the Foreign Investment Law, a foreign invested entity shall be treated no different than a domestic company, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in the “restricted” industries will be required to conform to relevant investment conditions before they can operate in such industries and foreign invested entities shall not invest in any “prohibited” industry. The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in mainland China, including, among others, that foreign investors’ funds can be freely transferred out and into the territory of mainland China, which run through the entire life cycle from the entry to the exit of foreign investment, and that a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises is to be established. If these protective rules and principles are so implemented via specific rules and regulations, it could mean that the restrictions on the injection of our company’s funds into our mainland China subsidiary and the distribution of the mainland China subsidiary’s profits and dividends to our company may further loosen. In addition, foreign investors and foreign-invested enterprises are subject to legal liabilities for failing to report their investment information in accordance with the requirements of the information reporting system to be further established. Furthermore, the five-year grace period stipulated in the Foreign Investment Law has expired on December 31, 2024, after which all foreign invested enterprises shall adhere to the corporate governance structure as stipulated in the current PRC Company Law.

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

On April 27, 2018, the People’s Bank of China, China Banking and Insurance Regulatory Commission, CSRC and State Administration of Foreign Exchange, or the SAFE, jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Guidance Opinions, which provides that specific laws and regulations relating to private investment funds will be applied to private investment funds. However, if there are no such laws and regulations addressing particular topics, then the Guidance Opinions applies. On July 20, 2018, People’s Bank of China issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions and the Administrative Measures on the Operation of Private Asset Management Business of Securities and Futures Institutions, both of which have been amended on January 12, 2023. The China Banking and Insurance Regulatory Commission has also issued specific implementation rules in the industries subject to its regulation. On October 19, 2019, the National Development and Reform Commission, People’s Bank of China, Ministry of Finance, China Banking and Insurance Regulatory Commission, CSRC and SAFE jointly released the Notice on Further Clarifying the Matters Concerning Regulating Asset Management Products for Financial Institutions to Invest in Venture Capital Funds and Government-funded Industry Investment Funds, specifying how Guidance Opinions applies to venture capital funds and government-funded industry investment funds. On September 28, 2023, the AMAC issued the Instructions for the Filing of Private Investment Funds No.1 to 3 to replace the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version) issued on December 23, 2019, which reflects certain provisions set forth in the Guidance Opinions. On October 24, 2025, the Instructions for the Filing of Private Investment Funds No.3 has been further revised to respond to investors’ demands and to expand the scope of application for changes in managers.

On February 17, 2023, the CSRC issued the Measures for the Administration of Registration of Securities Offering by Listed Companies, which was amended on March 27, 2025. The Measures replaced former rules and regulated the lock-up period for the newly subscribed shares, the maximum price and amount of shares for private placement.

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

On May 16, 2025, the CSRC released the Measures for the Administration of the Material Asset Restructurings of Listed Companies (2025 Amendment), which took effect on the same day. The Measures encourage buyout funds, equity investment funds, venture capital investment funds, industrial investment funds, and other private equity funds established in accordance with the law to participate in the mergers, acquisitions, and restructurings of listed companies.

On February 24, 2026, the CSRC issued the Measures for the Supervision and Administration of Information Disclosure by Private Investment Funds, which will come into effect on September 1, 2026. The Measures establish and improve the information disclosure system for private investment funds. In terms of specific system design, the Measures clarify the basic requirements for information disclosure, emphasizing that managers must strictly disclose information in accordance with the content, channels, methods, and frequency stipulated in the fund contract. It regulates the boundaries of voluntary disclosure, clarifies the relevant review duties of custodians, and delineates prohibited red lines. It also systematically constructs a framework for periodic reports, interim reports, and liquidation reports, and strengthens information disclosure affairs management, requiring managers and custodians to establish and improve internal systems. In addition, it enhances the supervision, management, and legal liability mechanisms, clarifying the regulatory powers and measures of the CSRC and its dispatched institutions.

Regulations on Fund Distribution

On August 28, 2020, the CSRC issued the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund, or the Supervision Measures, which came into effect on October 1, 2020 and replaced the previous regulations issued in 2013. According to the Supervision Measures, fund distribution refers to the activities of opening fund trading accounts for investors, promoting and marketing funds, handling the issuance, subscription, and redemption of fund shares and providing access to query information on fund trading accounts, etc. The Supervision Measures set out various requirements on fund distribution institutions distributing publicly-raised securities investment funds as well as privately-raised securities investment funds, including registration, operational standards, internal control and risk management. Fund distribution institutions, including commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions, shall register with the CSRC or its local branches and obtain the relevant fund distribution license in order to carry out fund distribution services. The Supervision Measures provide that independent fund distribution institutions shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, and no other business shall be engaged, except as otherwise prescribed by the CSRC. In addition, pursuant to the Provisions on the Implementation of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund issued by the CSRC on August 28, 2020 and effective from October 1, 2020, an independent fund distribution institution engaging in the distribution of products other than publicly-raised securities investment funds and privately-raised securities investment funds shall only provide services for existing shares held by relevant stock product investors.

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

Regulations Relating to Cyber Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, which was last amended on October 28, 2025 and became effective on January 1, 2026, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social ethics, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor or interests, or infringe on the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within mainland China and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On June 26, 2025, the Cyberspace Administration of China released the Provisions on the Application of the Benchmark for Discretionary Power for Administrative Sanctions by Cyberspace Authorities, which took effect on August 1, 2025. The Provisions aim to transform the principle-based penalty provisions into a unified, transparent and predictable set of law enforcement standards. This transformation aligned the Cyber Security Law with several laws, including the Administrative Punishment Law, the Data Security Law, and the Personal Information Protection Law, all of which were adopted or amended in 2021.

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

On February 12, 2025, the Cyberspace Administration of China issued the Administrative Measures for Personal Information Protection Compliance Audits, which took effect on May 1, 2025. The Administrative Measures for Personal Information Protection Compliance Audits stipulates that personal information processors conducting compliance audits for personal information protection on their own initiative must perform such audits periodically, either through internal departments or by engaging third-party professional agencies, to assess their compliance with laws and administrative regulations in their personal information processing activities. It specifies the audit scope, including whether the collection, storage, use, and sharing of personal information comply with legal and regulatory requirements, defines audit methods such as document review, on-site inspection, and technical testing, and details the audit procedures—from the development of audit plans to the issuance of audit reports—to ensure enterprises adhere to standards when processing personal information.

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

On October 14, 2025, the CAC and the State Administration for Market Regulation released the Measures for the Certification of the Outbound Transfer of Personal Information, which took effect on January 1, 2026. The Measures fills the legal gap in the operational aspect of the previous personal data cross-border transfer certification mechanism, clarifies the applicable conditions for conducting personal data cross-border transfer through the certification method, particularly setting clear restrictions on the transfer quantity threshold, the scale of sensitive personal data, and the avoidance behaviors, forming complementarity with the previous data cross-border transfer security assessment and standard contract mechanism.

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

Regulations on Tax

Mainland China Enterprise Income Tax

The mainland China enterprise income tax is calculated based on the taxable income determined under the laws and accounting standards of mainland China. On March 16, 2007, the National People’s Congress of China enacted Law of the PRC on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and was revised on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated Implementing Regulations of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, which also became effective on January 1, 2008 and was further amended on December 6, 2024. The EIT Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including Foreign Investment Enterprises, or FIEs, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

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

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market. Pursuant to this circular, effective from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions or establishments that are set up within mainland China by overseas institutions if such income has an actual connection with the institutions or establishments. On January 13, 2026, the Ministry of Finance and the SAT jointly issued the Announcement on Continuing the Implementation of the Enterprise Income Tax and Value-Added Tax Policies for Overseas Institutions’ Investment in the Domestic Bond Market, which extends the effective period of aforesaid temporary exemption of enterprise income tax to December 31, 2027. On March 20, 2019, the Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019. Under this circular, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets; (iii) taxpayers of manufacturing and living service industries shall be allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from April 1, 2019 to December 31, 2021.

On December 25, 2024, the Standing Committee of the National People’s Congress of China promulgated the Value-added Tax Law, which took effect on January 1, 2026. On December 25, 2025, the State Council promulgated the Regulation on the Implementation of the Value-Added Tax Law, which also became effective on January 1, 2026, providing detailed guidance on the scope of taxable transactions, tax rates, input tax credit rules, export refund mechanisms and administrative procedures. The Value-added Tax Law consolidates China’s VAT system into a unified legal framework, maintaining the current three-tier VAT rates (13%, 9%, and 6%) while introducing key reforms to enhance compliance and adapt to economic needs, and also clarifies small-scale taxpayer thresholds (annual sales under RMB 5 million) and modernizes administration by promoting e-invoices and allowing residence-based tax filings. These changes aim to balance tax neutrality with anti-avoidance measures, reflecting China’s commitment to aligning its fiscal system with OECD consumption tax principles. Specifically, Value-added Tax Law provides that financial products are subject to VAT where they are domestically issued or sold by domestic entities, which clarifies the tax jurisdiction over overseas financial products and related business, requiring cross-border financial transactions to reassess their tax obligations.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-mainland China tax resident enterprise directly holds at least 25% equity interests in a mainland China enterprise, the withholding tax rate in respect of the payment of dividends by such mainland China enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, issued on February 20, 2009, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such mainland China resident enterprise; and (ii) it should directly own such percentage in the mainland China resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, or SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 simplified the procedures for enjoying treaty benefits. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. However, according to the SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

On February 3, 2018, the SAT issued the Announcement of the SAT on Issues concerning the “Beneficial Owner” in Tax Treaties, which clarifies the interpretation of the beneficial ownership requirement in the dividends, interest and royalty articles of Chinese double tax agreements and provides a more flexible guidance to determine whether the applicant engages in substantive business activities.

On September 29, 2018, the Ministry of Finance, SAT, National Development and Reform Commission and Ministry of Commerce jointly released the Notice on Expanding the Application Scope of Withholding Tax Deferral Treatment on Direct Reinvestments Made by Foreign Investors to further encourage foreign investments in mainland China. According to this circular, when certain conditions are met, increase of paid-in capital/capital reserve in the existing investee company by its foreign investor using its attributable/distributable profits is considered a direct equity investment and withholding tax deferral treatment may apply. On June 27, 2025, the Ministry of Finance, SAT and the Ministry of Commerce jointly issued the Announcement on the Tax Credit Policy for the Direct Investment Made by Overseas Investors with Distributed Profits, effective through January 1, 2025 to December 31, 2028. Pursuant to this policy, where an overseas investor reinvests dividends or other equity investment income distributed by a PRC resident enterprise into qualified direct investments in encouraged industries in China and holds such investment for at least five years, it may credit 10% of the reinvested amount against its PRC enterprise income tax payable, with any unused credit allowed to be carried forward.

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

On September 12, 2025, the State Administration of Foreign Exchange issued the Notice Matters Concerning Deepening the Reform of Foreign Exchange Management for Cross-border Investment and Financing, which took effect upon issuance. The Notice further removes the requirement for registration of basic information on preliminary expenses of domestic direct investment and eliminates the registration requirement for domestic reinvestment by foreign-funded enterprises, permits the domestic reinvestment of foreign exchange profits lawfully generated under foreign direct investment, and simplifies certain registration requirements for cross-border financing.

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

Regulations on Offshore Investment by mainland China Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or the SAFE Circular 37, which became effective on the same date. The SAFE Circular 37 and its detailed guidelines require mainland China residents to register with the local branch of the SAFE before contributing their legally owned onshore or offshore assets or equity interests into any special purpose vehicle directly established, or indirectly controlled, by them for the purpose of investment or financing; and when there is (a) any change to the basic information of the special purpose vehicles, such as any change relating to its individual mainland China resident shareholders, name or operation period or (b) any material change, such as increase or decrease in the share capital held by its individual mainland China resident shareholders, a share transfer or exchange of the shares in the special purpose vehicles, or a merger or split of the special purpose vehicles, the mainland China resident must register such changes with the local branch of SAFE on a timely basis.

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

Regulations on Stock Incentive Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On January 5, 2007, the SAFE issued the Implementing Rules of the Administrative Measures for Personal Foreign Exchange (last amended on March 23, 2023), which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, the SAFE issued the Circular of the State Administration of Foreign Exchange on Issues Related to Foreign Exchange Administration in Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Abroad, or the Stock Incentive Plan Rules, the purpose of which is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans or stock option plans of overseas listed companies.

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

On December 26, 2025, the People’s Bank of China and the SAFE issued the Notice of Issues Concerning the Administration of Funds Related to Overseas Listings of Domestic Enterprises, which took effect on April 1, 2026. The Notice applies to domestic joint-stock companies that conduct direct overseas offerings and listings or issue overseas depositary receipts, and systematically stipulates regulations concerning registration, accounts, cross-border receipts and payments, and exchange, information reporting and compliance review.

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

Insurance Ordinance (Cap. 41 of Hong Kong Legislation)

Glory Insurance (Hong Kong) Limited is validly registered with the Insurance Authority as an authorized insurance broker from 2014 to carry on long term business (excluding linked long term business). Under the new regulatory regime, Glory Insurance (Hong Kong) Limited is deemed to be a licensed insurance intermediary as a licensed insurance broker company for a period of three years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance. Glory Insurance (Hong Kong) Limited is permitted to carry on the Long Term Business (excluding linked long term) within the meaning of the Insurance Ordinance. As an insurance broker, Glory Insurance (Hong Kong) Limited must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by IA.

Minz Insurance Brokers Limited is licensed as an insurance broker since 2020 to carry on general and long term business (including linked long term business).

Trustee Ordinance (Cap. 29 of Hong Kong Legislation)

ARK Trust (Hong Kong) Limited and Lightstone Trust (Hong Kong) Limited have complied with the requirements of section 77 of the Trustee Ordinance and have been registered with the Registry for Trust and Company Service Providers (TCSP) as a trust company since 2018 and 2020, respectively. Ark Corporate Services (Hong Kong) Limited is also licensed with the TCSP to carry on corporate services since 2018.

C.	Organizational Structure

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands with major subsidiaries and Consolidated Affiliated Entities in mainland China, Hong Kong, the United States and other jurisdictions. We mainly operate our business through the following significant subsidiaries and Consolidated Affiliated Entities, as of December 31, 2025:

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

The company
(Cayman Island)
Registered
Shareholders
100%
Gohper GP
(Cayman Island)
100%
Shanghai Nuohong
(PRC)(2)
100%
Ark Group International
(Hong Kong) Limited
(Hong Kong)
100%
Ark Group Holdings
(Hong Kong) Limited
(Hong Kong)
100%
Glory Insurance (Hong
Kong) Limited
(Hong Kong)
100%
Noah Group
(PRC)
100%
Noah Upright
(PRC)
100%
Wuhu Fangtiao Technology
Co., Ltd.
(PRC)(3)
100%
Noah Investment
(PRC)(1)
100%
Gopher Asset
Management Co., Ltd
(PRC)
100%
Shanghai Massa
(PRC)
Significant subsidiaries
Entities controlled under the Contractual Arrangements

Notes:

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

Contractual Arrangements

Exclusive Option Agreement. Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007, or the Exclusive Option Agreement, the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by the laws of mainland China. The purchase price shall be the higher of the minimum amount required by the laws of mainland China or an amount determined by Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the shareholders of Noah Investment are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent. The term of this exclusive option agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by the parties thereunder. In June 2022, the Registered Shareholders amended the Exclusive Option Agreement, removing the above ten-year term and the automatic renewal arrangement, upon which the Exclusive Option Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder.

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

Share Pledge Agreement. Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007, or the Share Pledge Agreement, the Registered Shareholders pledged all of their equity interests in Noah Investment, or the Pledge Equity Interests, to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement and Noah Investment’s obligations under the Exclusive Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The terms of the share pledge are the same as that of Exclusive Option Agreement. The share pledges under the Share Pledge Agreement have been registered with competent branches of the State Administration for Market Regulation.

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

We have been advised by our mainland China legal counsel that there are certain uncertainties regarding the interpretation and application of the PRC laws, regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC governmental authorities or courts, or other authorities that regulate the businesses and industries the Company engaged in, would agree that its corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Consequently, there can be no assurance that the PRC governmental authorities will constantly take a view that is consistent with the above opinion of our mainland China legal counsel. It is uncertain whether any other new laws or regulations of mainland China relating to contractual arrangements will be adopted or if adopted, what they would provide. If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future laws or regulations of mainland China, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure—We are a Cayman Islands holding company primarily operating in mainland China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in mainland China. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future laws, regulations, and rules of mainland China relating to such agreements that establish the Contractual Arrangements for a portion of our mainland China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that such agreements do not comply with laws, regulations, and rules of mainland China, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.”

D.	Property, Plant and Equipment

Our principal executive offices are located at 333 North Bridge Road, #05-11, Odeon 333, Singapore 188721. Our principal place of business in mainland China is located in our owned office premises with a gross floor area of approximately 72,000 square meters in Shanghai, People’s Republic of China. As of December 31, 2025, we owned a total of three properties, consisting of office premises in Suzhou, Shanghai, and Japan. As of December 31, 2025, we also leased offices in Singapore, Hong Kong, Los Angeles, Silicon Valley, and New York, as well as for our service centers across mainland China. We consider these facilities to be suitable and adequate for current and anticipated management and operations of our business.

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

Factors Affecting Our Results of Operations

Our business is affected by factors relating to general economic conditions and the HNW wealth management services industry in mainland China and other jurisdictions in which we operate, including:

●	Levels of individual investable financial assets and HNW population in mainland China. We have benefited from the overall economic growth of mainland China and the corresponding increased levels of individual investable financial assets and growing HNW population. The growth of HNW wealth management services industry depends on the continuation of these trends.
●	Client awareness of HNW wealth management services. As Chinese HNW individuals become more sophisticated with respect to their investment strategies and utilizing the value-added services provided by wealth management providers, an increasing number of qualified and experienced wealth management service providers have focused on the development and innovation of investment products, which will further boost the development of the industry.
●	Development of capital markets in mainland China. Reforms in the capital markets of mainland China, including establishment of the Shanghai Stock Exchange Science and Technology Innovation Board, the Beijing Stock Exchange and registration-based IPO regime, provide greater exit opportunities for private equity investments. The opening-up to foreign investments also facilitates globalization of mainland China’s capital market and encourages more trading and investment activities. These developments have in turn driven an expansion in the supply of investment products, both of which have furthered the growth of the HNW wealth management services industry.
●	Macroeconomics and secondary market. Changes in investment demand or investment preferences brought about by factors such as perceived or actual general economic conditions in mainland China and globally, including but not limited to changes in interest rates, inflation and political uncertainty, or performance of the secondary market could affect demand of our clients for our investment products and our operating results. Furthermore, as a portion of our revenues come from performance-based fees earned by investment product partners, our performance is particularly sensitive to cycles in the secondary market as our investment products primarily consist of mutual fund products and private secondary products. An active and booming secondary market generally provides more exit opportunities for our investments, better investment returns for our clients and more performance-based fees for us.
●	Regulatory and policy changes. The wealth management and asset management markets are subject to extensive governmental regulation and policy changes, which may have a material impact on our performance. In particular, in recent years, PRC regulatory authorities published a series of new rules that restrict the issuance of non-standardized credit products, which had a material impact on our product mix, and accordingly affected our revenue structure and operating performance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Because the laws and regulations governing the industries of wealth management, asset management and other businesses in mainland China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.”

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by the following Company-specific factors:

●	Our ability to expand our client base and enhance client loyalty. Our revenue growth has been driven primarily by the increasing number of clients we serve, especially core clients including diamond and black card clients, and the investment products we offer or distribute to these clients. We maintain and expand our client base primarily through our dedicated team of relationship managers and strategic client center. We strive to enhance our client loyalty by offering attractive investment products, smooth and convenient investment process, various online and offline investor education and other client events.

●	Our ability to increase transaction value, AUM and service fee rates. We generate revenues from the transaction value of investment products we distribute and the AUM we manage. Our ability to maintain and increase our transaction value, AUM and service fee rates in turn depends on the following factors:
●	Our ability to enhance cooperation with product partners and investment partners. We rely on cooperation with our product partners and investment partners to provide investment products to our clients, and we generate a majority of our revenues from services fees paid by our product partners and investment partners. Our ability to collaborate with leading product partners and investment partners affects our ability to offer attractive products to our clients, maintain and increase our client base, grow our transaction value and AUM and obtain a resilient and favorable revenue structure. In addition, our continued success also depends on our ability to negotiate favorable service fee rates with our product partners and investment partners.
●	Our ability to grow our AUM and enhance the performance of investments managed by Gopher and Olive. We generate a substantial portion of revenue from our asset management business, which correspond directly to our domestic and overseas AUM, respectively. Our ability to grow our AUM depends on Gopher and Olive’s investment performance. To the extent that Gopher and Olive’s historical investment performance is not satisfactory, or that Gopher and Olive’s future investment performance is perceived to worsen in either relative or absolute terms, the revenue and profitability of our asset management business will likely decline and our ability to grow existing funds and raise new funds in the future will likely be impaired.
●	Our ability to optimize our product mix. As a multi-asset allocator, our ability to adjust and transform our product mix due to evolving economic conditions, risk appetite of our clients and regulatory environment is vital to our business growth. We typically charge different fee rates for different kinds of products we distribute or manage, and our profitability could vary depending on the mix our product offerings.
●	Our ability to innovate and effectively invest in technology. Our ability to innovate our products and value-added services and continue investing effectively in technology is key to improving our client experience and enhance client intention and loyalty. By investing in our technology platforms and fulfillment infrastructure cost-efficiently, we also strive to increase our operating efficiency, which also affects our results of operations.
●	Our ability to manage risks. Our business operation exposes us to a number of risks, including economic fluctuations, unexpected legal or regulatory changes as well as risks related to our product partners and investment, investment portfolios of the products we distribute or offer, and other business counterparties. Our performance depends on our ability to foresee, identify and effectively manage these risks. In the event of any default or unsatisfactory performance of the investment products we distribute or offer, our performance may be negatively affected even if we do not guarantee the return of the investment products. We have developed various risk management and internal control policies and procedures tailored to the characteristics of our business operations. To manage our investments, we have also established and implemented treasury management policies and procedures. For details of our risk management and internal control policies, see “Item 4 Information on the Company- B. Business Overview- Risk Management and Internal Control.”
●	Our ability to enhance efficiency and productivity. The growth of our business will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control costs and manage working capital is key to our success. Our ability to streamline our operational human resources and improve efficiency of our relationship managers is also important to our business.
●	Our ability to recruit and retain our relationship managers in our “Noah Triangles” solution service team. We rely on our relationship managers in our “Noah Triangles” solution service team to distribute investment products and provide asset allocation and comprehensive services to our clients, from which we derive substantially all of our revenues. Our ability to recruit and retain sufficient high quality relationship managers in our “Noah Triangles” solution service team in a cost-effective manner is crucial to our results of operation.

●	Our ability to further expand globally. In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built Olive to identify and source USD-denominated private equity funds and private secondary investment products for offshore individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on U.S. real estate investments. Over the past several years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. With the successful launch of Olive in 2024, we believe our global opportunity is significant and we will continue to expand the reach and scope of our products and services in global markets by collaborating with overseas partners and building the depth of our overseas portfolio.

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

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the years indicated:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in millions, except for percentages)
Product type
Mutual fund products	47,837	64.6	39,573	62.0	36,045	5,154	53.7
Private secondary products	18,403	24.8	16,201	25.3	23,158	3,312	34.5
Private equity products	3,330	4.5	4,775	7.5	4,856	694	7.3
Other products	4,486	6.1	3,263	5.2	2,971	425	4.5
All products	74,056	100.0	63,811	100.0	67,030	9,585	100.0

Over the last three years, our product mix has evolved due to the economic and market cycles in mainland China and the changing regulatory environment. From the third quarter of 2019, we ceased the offering of private credit products (classified in “other products” in the table above) and transitioned to offer more standardized public securities products. This decision was based on a combination of (i) our understanding and anticipation of the changing regulatory and market environment, and (ii) our commercial evaluation of the risks related to private credit products. Our transaction value decreased by 13.8% from RMB74.1 billion in 2023 to RMB63.9 billion in 2024, primarily due to a decrease in distribution of domestic mutual fund products. Our transaction value increased by 5.0% from RMB63.9 billion in 2024 to RMB67.0 billion (US$9.6 billion) in 2025, primarily due to an increase in distribution of private secondary products.

AUM

We measure the performance of our asset management business primarily through AUM. AUM determines the recurring service fees and performance-based income that we are able to collect over the life cycle of the investment products managed by us. Our total AUM were RMB154.6 billion, RMB151.5 billion, and RMB141.7 billion (US$20.3 billion) as of December 31, 2023, 2024 and 2025, respectively. Our total AUM decreased from RMB154.6 billion as of December 31, 2023 to RMB151.5 billion as of December 31, 2024, primarily due to decrease in our management of domestic private equity assets. Our total AUM decreased from RMB151.5 billion as of December 31, 2024 to RMB141.7 billion (US$20.3 billion) as of December 31, 2025, primarily due to a net decrease in domestic private equity products we managed. As of December 31, 2025, the AUM of Olive reached RMB42.4 billion (US$6.1 billion), representing 29.9% of the total AUM for our asset management business.

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

The table below summarizes our AUM and typical management fee rates chargeable by asset management services provided by Gopher for the last three years:

	As of December 31,
	2023			2024			2025
	Typical			Typical			Typical
	management			management			management
	fee rates	RMB	%	fee rates	RMB	%	fee rates	RMB	%

	(in billions, except for percentages)
Product type
Private equity investments	0.5%-2.1%	132.2	85.5	0.5%-2.0%	131.5	86.8	0.7%-2.0%	127.0	89.6
Public securities investments	0.1%-2.1%	11.5	7.4	0.1%-1.9%	9.4	6.2	0.1%-1.0%	8.6	6.1
Real estate investments	0.5%-3.0%	6.2	4.0	0.5%-3.0%	6.2	4.1	0.7%-3.0%	4.1	2.9
Multi-strategies investments	0.5%-1.0%	4.2	2.8	0.5%-1.0%	3.9	2.6	0.5%-1.0%	2.0	1.4
Other investments	—	0.5	0.3	—	0.5	0.3	—	—	—
All products		154.6	100.0		151.5	100.0		141.7	100.0

Except for public securities investments, all AUMs are booked at cost basis, and reflect no mark-to-market effect during the years indicated.

Long-duration private equity investments represent an increasing portion of the total AUM, which we expect to help us receive more consistent revenue from recurring service fees. Private equity investments as a percentage of total AUM grew from 85.5% as of December 31, 2023 to 86.8% as of December 31, 2024, and further grew to 89.6% as of December 31, 2025, primarily due to the accumulation effect for the strategy of fund investments with a long duration. Gopher has also been focusing on developing our co-investment and direct investment capabilities in recent years and expect such investments to increase in the future, further increasing the fee rate we could charge from clients.

From the third quarter of 2019, Gopher ceased the offering of private credit products and transitioned to offer more standardized public securities products. As a result, the private credit products (classified in “other investments” in the table above) accounted for only an insignificant portion in Gopher’s total AUM, representing 0.3%, 0.3% and nil as of December 31, 2023, 2024 and 2025, respectively. The percentage of public securities products in Gopher’s total AUM remained relatively stable at 7.4%, 6.2% and 6.1% as of December 31, 2023, 2024 and 2025, respectively.

For domestic real estate investments, Gopher has strategically changed the investment strategy over the past few years, gradually shifting from residential real estate to commercial real estate domestically, due to the evolving risks and reward profile of these investments. Meanwhile, Gopher expanded its offshore real estate investments in the United States over the past few years, focusing on multi-family real estate investments.

In addition, over 75% of our total AUM as of December 31, 2025 can generate performance-based income if the investment returns exceed certain thresholds, which are typically recorded when underlying investments are exited and monetized.

Furthermore, in response to client demands for more overseas investment opportunities, we are cooperating with more overseas partners in various asset classes and increased the amount of overseas investment. Our overseas AUM managed by Gopher GP were RMB36.0 billion, RMB42.6 billion and RMB42.4 billion (US$6.1 billion), respectively, representing 23.3%, 28.1% and 29.9% of our total AUM for asset management business as of December 31, 2023, 2024 and 2025, respectively.

Components of Results of Operations

Revenues

We provide comprehensive financial services using wealth management and asset management models, through our subsidiaries and Consolidated Affiliated Entities to our clients. We present the financial information of these businesses for the years ended December 31, 2023, 2024 and 2025 for consistent comparison and providing investors with a comprehensive understanding of our operation and financial trends. A description of our wealth management and asset management businesses is set forth below.

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

Revenue from the Asset Management Business

When the investment product that the client purchases is offered by Gopher /Olive, Gopher /Olive is entitled to receive fees as the fund manager, and derive revenue accordingly, which include:

a.	from the fund, one-time commissions, when the investment product was primarily distributed directly by Gopher /Olive, instead of the wealth management branch, for fund-raising services provided to the fund. Most of Gopher and Olive products were distributed by the wealth management branch during the three years ended December 31, 2023, 2024 and 2025.
b.	from the fund, recurring service fees for fund management services provided to the fund;
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

The following table summarizes our revenues from both business models:

	Wealth Management Model	Asset Management Model
One-time commissions	From the fund or product provider – For fund raising services of products distributed by Noah Upright From insurance companies – For client referral services	From the fund – For fund raising services of products directly placed by Gopher /Olive
Recurring service fees	From the fund and/or product provider	From the fund – For fund management services and portfolio management services provided
Performance-based income	From the product provider – For portfolio management services provided	From the fund – For fund management services and portfolio management services provided

In addition, we also receive other service fees derived from comprehensive financial services we provide in the wealth management model and other services. The table below sets out one-time commissions of the different types of investment products that we distributed during the years indicated:

	Year Ended December 31,
	2023	2024	2025

	(in thousands of RMB)
One-time Commissions
Private secondary products(1)	37,974	47,394	125,626
Private equity products(1)	26,467	38,609	32,175
Mutual fund products(1)	10,445	4,540	4,758
Insurance products(2)	1,014,267	545,003	418,980
Others(1)	50	—	—
Total	1,089,203	635,546	581,539

Notes:

(1)	One-time commissions generated on these types of products other than insurance products represent the one-off fees we receive for distributing such products. Clients typically make an upfront payment at the beginning for subscribing for these products, and we receive a commission based on a percentage of the subscription price from the product providers or the funds. No renewal payment needs to be made from clients.
(2)	One-time commissions generated on insurance products represent the aggregation of the first-year commission and a best estimate of the commissions we may be entitled to receive during the renewal periods. In general, for the insurance policies that we distribute with a periodic payment schedule, insurance companies will pay us a first-year commission and fee based on a percentage of the first-year premiums, and subsequent commissions and fees based on smaller percentages of the renewal premiums paid by the insured during the first few years of renewal term.

In 2023, 2024 and 2025, we generated one-time commissions of RMB1,089.2 million, RMB635.5 million and RMB581.5 million, respectively. All revenue generated from the distribution of insurance products was recorded as one-time commissions, contributing 93.1%, 85.8% and 72.0%, respectively, of the total one-time commissions during these years. With the easing of pandemic-related travel restriction in mainland China in late December 2022, more mainland Chinese clients were able to travel to Hong Kong and Singapore to purchase insurance products, leading to a 93.0% increase of one-time commissions generated from insurance products in 2023. The one-time commissions from insurance products decreased by 46.3% from 2023 to 2024, mainly due to decreases in revenue from distribution of domestic insurance products. In line with a 43.4% increase of transaction value of private equity products, the one-time commissions generated from distributing private equity products also increased by 45.9% from 2023 to 2024. In line with a 17.3% decrease of transaction value of mutual fund products, the one-time commissions generated from distributing mutual fund products also decreased by 56.5% from 2023 to 2024. The one-time commissions from private secondary products increased by 24.8%, mainly due to increases in fee rates from 2023 to 2024. The one-time commissions from insurance products decreased by 23.1% from 2024 to 2025, mainly due to decreases in revenue from distribution of overseas insurance products. The one-time commissions from private equity products decreased by 16.7% from 2024 to 2025, mainly due to decreases in fee rates from 2024 to 2025. The one-time commissions from mutual fund products increased by 4.8% from 2024 to 2025, mainly due to increases in fee rates from 2024 to 2025 In line with a 42.9% increase of transaction value of private secondary products, the one-time commissions generated from distributing private secondary products also increased by 165.1% from 2024 to 2025.

Revenues Organized under Segmentation Adopted in the Fourth Quarter of 2024

In 2024, we engaged in organizational restructuring and adjustment to our business operations in order to improve our business model and to comply with the evolving regulatory requirements in our industry. Following a comprehensive evaluation of the nature of our evolving business operations and recent organizational adjustment, we have determined that a refined segmentation approach will provide a clearer understanding of our financial performance and strategic progress. As a result, starting from the fourth quarter of 2024, we began disclosing our revenues under six domestic and overseas business segments and headquarters. This segmentation approach is designed to enhance resource allocation, provide investors with insights into our financial performance across our diverse business segments, and ensure alignment with our long - term strategic objectives. We generate revenues primarily from:

●	Domestic public securities. The business that distributes mutual funds, which are publicly-raised, public securities investment funds, and private secondary products, which are privately-raised investment funds with underlying assets consisting of publicly listed securities and bonds in the secondary market, under Noah Upright. In 2024, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products.
●	Domestic asset management. The business that manages RMB-denominated private equity funds, which include various PE/VC funds managed by third parties or by us and real estate equity funds, and private secondary products, under Gopher. Our domestic asset management operations continue to focus on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2024, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market asset management business.
●	Domestic insurance. The business that distributes domestic insurance products, consisting mainly of life and health insurance products, under Glory. In 2025, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. We expect to prioritize the recruitment of commission-only brokers to drive the distribution of health and retirement insurance products to strengthen this segment’s potential.
●	Overseas wealth management. The business that provides offline and online wealth management services under ARK Wealth Management. By the end of 2025, our overseas registered client base exceeded 19,000, representing a 13.2% year-over-year increase. The number of active clients surpassed 6,000, representing a 12.4% year-over-year increase. We continue to deepen our coverage in key markets while expanding our client base through both existing relationship and new client acquisition.

●	Overseas asset management. The business that manages USD-denominated private equity funds and private secondary products under Olive. Over the past several years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds. We continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.
●	Overseas insurance and comprehensive services. The business that provides comprehensive overseas services, such as insurance, trust services and other services under Glory Family Heritage. We actively explore new business models in the overseas insurance market and expand our insurance offerings from Hong Kong to other international markets. We also enhance our client acquisition efforts by recruiting licensed, commission-only brokers.

In addition to these six segments, we also derive revenues from our headquarters, through which we conduct our general corporate operations. These operations are not directly allocated to one of the aforementioned six business segments. See “—Financial Results—Net Revenues and Operating Costs and Expenses” for detailed financial information.

Operating Costs and Expenses

Our financial conditions and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and directors, and bonuses related to performance-based income. The number of our employees was 2,583, 1,990 and 1,778 as of December 31, 2023, 2024 and 2025, respectively. Considering the macro volatility, we implemented more strict cost control to improve operating efficiency, as a result of which our headcount decreased from 2023 to 2024 and further to 2025. We anticipate continuing our investments in talent but will still closely monitor our headcount to maintain high operating efficiency.

In 2023, 2024 and 2025, we incurred relationship managers’ compensation of RMB655.5 million, RMB562.5 million and RMB498.5 million (US$71.3 million), respectively, representing 19.9%, 21.6% and 19.1% of our net revenues in the same periods, respectively. We anticipate that the compensation and benefits of our relationship managers will continue to be a significant portion of our costs and expenses as we continue to rely on our relationship managers to distribute more investment products.

Share-based compensation expenses include grants and vesting of stock options and restricted share units to our employees and directors. We adopted two share incentive plans in 2008 and 2010, and replaced both with a new share incentive plan in 2017, which was terminated when our 2022 Share Incentive Plan was approved and adopted in December 2022. For more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We expect to incur additional share-based compensation expenses relating to share options or restricted share units in the future as we plan to continue to grant share options or restricted share units to our employees and directors.

Share-based compensation expenses were included in compensation and benefits in 2023, 2024 and 2025. The following table sets forth our share-based compensation expenses both in absolute amounts and as a percentage of net revenues for the years indicated:

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Share options	1,883	0.1	(1,230)	—	(267)	(38)	—
Restricted share units	9,647	0.3	110,260	4.2	67,148	9,602	2.6
Total share-based compensation	11,530	0.3	109,030	4.2	66,881	9,564	2.6

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. We operated service centers in 44, 11 and 16 cities in mainland China as of December 31, 2023, 2024 and 2025, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our headquarters and offices, depreciation expenses and consulting expenses, among others.

Provision for Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets. Our provision for credit losses was recorded primarily in connection with the Camsing Incident and loan receivables.

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

Singapore

Our subsidiaries incorporated in Singapore are subject to Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the qualifying group entities incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

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

Our mainland China subsidiaries and the Consolidated Affiliated Entities are subject to VAT and related surcharges including urban maintenance and construction tax (with 1%, 5%, or 7% of VAT based on different locations), education surtax (3% of VAT) and local education surtax (2% of VAT) on the services provided in mainland China. As VAT liability is excluded when calculating net revenues, our net revenues are total revenues, net only of VAT related surcharges, which range from 7% to 13% of VAT liabilities. The VAT and related surcharges in the amounts of RMB23.1 million, RMB20.4 million and RMB19.5 million (US$2.8 million) were deducted from our total revenues in 2023, 2024 and 2025, respectively.

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

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	1,072,838	614,258	574,255	82,117
Recurring service fees	707,580	631,505	624,589	89,315
Performance-based income	16,344	47,841	116,247	16,623
Other service fees	270,579	186,108	161,299	23,065
Total revenues from others	2,067,341	1,479,712	1,476,390	211,120
Revenues from funds Gopher/Olive manages:
One-time commissions	16,365	21,288	7,284	1,042
Recurring service fees	1,112,850	1,015,436	990,515	141,642
Performance-based income	121,265	104,898	155,598	22,250
Total revenues from funds Gopher/Olive manages	1,250,480	1,141,622	1,153,397	164,934
Total Revenues	3,317,821	2,621,334	2,629,787	376,054
Less: VAT related surcharges	(23,125)	(20,352)	(19,547)	(2,795)
Net Revenues	3,294,696	2,600,982	2,610,240	373,259
Operating costs and expenses:
Compensation and benefits	(1,456,753)	(1,349,451)	(1,216,552)	(173,965)
Selling expenses	(485,778)	(269,038)	(242,808)	(34,721)
General and administrative expenses	(275,727)	(296,751)	(305,590)	(43,699)
(Provision for)/ reversal of credit losses	7,028	(23,882)	(52,226)	(7,468)
Other operating expenses	(112,506)	(93,210)	(62,872)	(8,991)
Government subsidies	126,955	65,239	46,472	6,645
Total operating costs and expenses	(2,196,781)	(1,967,093)	(1,833,576)	(262,199)
Income from operations:	1,097,915	633,889	776,664	111,060
Other income (expense):
Interest income	161,926	155,751	127,547	18,239
Investment (loss) income	(61,486)	50,152	32,254	4,612
Reversal of settlement expenses	—	12,454	956	137
Contingent legal expense, net (reversal)	—	14,000	(50,182)	(7,176)
Other income (expense), net	10,892	1,359	(30,814)	(4,406)
Total other income	111,332	233,716	79,761	11,406
Income before taxes and income from equity in affiliates	1,209,247	867,605	856,425	122,466
Income tax expense	(262,360)	(268,591)	(297,811)	(42,586)
Income (loss) from equity in affiliates	54,128	(112,010)	(1,395)	(199)
Net income	1,001,015	487,004	557,219	79,681
Less: net (loss) income attributable to non-controlling interests	(8,479)	11,559	(1,638)	(234)
Net income attributable to Noah’s shareholders	1,009,494	475,445	558,857	79,915

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Total Revenues. Our total revenue remained relatively stable from RMB2,621.3 million in 2024 to RMB2,629.8 million (US$376.1 million) in 2025.

Operating Costs and Expenses. Our operating costs and expenses decreased by 6.8% from RMB1,967.1 million in 2024 to RMB1,833.6 million (US$262.2 million) in 2025. The decrease in operating costs and expenses was primarily driven by our cost control strategy on employee compensation in 2025.

Other Income. Our total other income decreased by 65.9% from RMB233.7 million in 2024 to RMB79.8 million (US$11.4 million) in 2025. The decrease in other income was primarily attributable to an increase in contingent litigation expenses related to the Camsing Incident, as well as higher exchange losses arising from foreign exchange fluctuations.

Interest Income. The interest income decreased by 18.1% from RMB155.8 million in 2024 to RMB127.5 million (US$18.2 million) in 2025. The interest income from cash and cash equivalents denominated in Renminbi decreased by 46.7% from RMB39.8 million in 2024 to RMB21.2 million (US$3.0 million) in 2025. The interest income from cash and cash equivalents denominated in US dollars decreased by 8.3% from RMB116.0 million in 2024 to RMB106.3 million (US$15.2 million) in 2025.

Income Tax Expense. Income tax expense increased by 10.9% from RMB268.6 million in 2024 to RMB297.8 million (US$42.6 million) in 2025, primarily due to higher effective tax rate in 2025.

Net Income attributable to Noah’s Shareholders. Due to the foregoing, the net income attributable to Noah’s shareholders increased by 17.5% from RMB475.4 million in 2024 to RMB558.9 million (US$79.9 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenues. Our total revenue decreased by 21.0% from RMB3,317.8 million in 2023 to RMB2,621.3 million in 2024. The decrease in total revenues was primarily due to a decrease in one-time commissions associated with Noah’s wealth management business.

Operating Costs and Expenses. Our operating costs and expenses decreased by 10.5% from RMB2,196.8 million in 2023 to RMB1,967.1 million in 2024. The decrease in operating costs and expenses was primarily driven by cost control measures implemented.

Other Income. Our total other income increased by 109.9% from RMB111.3 million in 2023 to RMB233.7 million in 2024. The increase in other income was primarily attributable to unrealized income from fair value changes on certain equity investments.

Interest Income. The interest income decreased by 3.8% from RMB161.9 million in 2023 to RMB155.8 million in 2024. The interest income from cash and cash equivalents denominated in Renminbi decreased by 31.5% from RMB58.1 million in 2023 to RMB39.8 million in 2024, mainly due to the final dividend payment in 2024, which led to a 40.5% decrease in our Renminbi denominated cash balance. The interest income from cash and cash equivalents denominated in US dollars increased by 11.7% from RMB103.9 million in 2023 to RMB116.0 million in 2024.

Income Tax Expense. Income tax expense increased by 2.4% from RMB262.4 million in 2023 to RMB268.6 million in 2024, primarily due to increases in effective tax rate relating to dividend withholding tax and certain unrealized tax losses in mainland China.

Net Income attributable to Noah’s Shareholders. Due to the foregoing, the net income attributable to Noah’s shareholders decreased by 52.9% from RMB1,009.5 million in 2023 to RMB475.4 million in 2024.

Noah Holdings Limited

Segment Condensed Income Statements

(Audited)

Year ended December 31, 2025

						Overseas
	Domestic	Domestic		Overseas	Overseas	insurance and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarters(1)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	53,152	1,243	18,772	320,221	30,264	150,603	—	574,255
Recurring service fees	352,345	143,040	—	38,765	90,439	—	—	624,589
Performance-based income	115,467	630	—	—	150	—	—	116,247
Other service fees	—	—	—	65,782	—	28,191	67,326	161,299
Total revenues from others	520,964	144,913	18,772	424,768	120,853	178,794	67,326	1,476,390
Revenues from funds Gopher/Olive manages
One-time commissions	6,682	188	—	290	124	—	—	7,284
Recurring service fees	40,708	541,537	—	122,482	285,788	—	—	990,515
Performance-based income	1,923	6,505	—	—	147,170	—	—	155,598
Total revenues from funds Gopher/Olive manages	49,313	548,230	—	122,772	433,082	—	—	1,153,397
Total revenues	570,277	693,143	18,772	547,540	553,935	178,794	67,326	2,629,787
Less: VAT related surcharge	(3,788)	(675)	(124)	—	—	—	(14,960)	(19,547)
Net revenues	566,489	692,468	18,648	547,540	553,935	178,794	52,366	2,610,240
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(107,156)	(45,299)	(15,462)	(254,769)	(44,221)	(31,547)	—	(498,454)
Other compensations	(26,423)	(63,870)	(22,190)	(79,764)	(63,510)	(48,202)	(414,139)	(718,098)
Total compensation and benefits	(133,579)	(109,169)	(37,652)	(334,533)	(107,731)	(79,749)	(414,139)	(1,216,552)
Selling expenses	(17,279)	(9,405)	(5,025)	(59,625)	(30,361)	(18,680)	(102,433)	(242,808)
General and administrative expenses	(898)	(10,154)	(10,034)	(5,829)	(5,829)	(6,516)	(266,330)	(305,590)
(Reversal of) provision for credit losses	2,424	(9,071)	—	—	—	5,356	(50,935)	(52,226)
Other operating expenses	(1,757)	1,891	(406)	(4,888)	(807)	(25,284)	(31,621)	(62,872)
Government subsidies	11,977	9,705	12	—	11	22	24,745	46,472
Total operating costs and expenses	(139,112)	(126,203)	(53,105)	(404,875)	(144,717)	(124,851)	(840,713)	(1,833,576)
Income (loss) from operations	427,377	566,265	(34,457)	142,665	409,218	53,943	(788,347)	776,664
(1)	The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by our headquarters which cannot be allocated to the six business segments.

Year ended December 31, 2024

						Overseas
	Domestic	Domestic		Overseas	Overseas	insurance and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarters(1)	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	—	614,258
Recurring service fees	365,992	188,545	—	22,694	52,952	—	1,322	631,505
Performance-based income	38,058	4,908	—	—	4,875	—	—	47,841
Other service fees	—	—	—	89,846	—	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	13,358	—	—	5,551	2,379	—	—	21,288
Recurring service fees	56,441	556,742	—	120,669	281,584	—	—	1,015,436
Performance-based income	1,301	21,659	—	—	81,938	—	—	104,898
Total revenues from funds Gopher/Olive manages	71,100	578,401	—	126,220	365,901	—	—	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharge	(5,017)	(1,101)	(337)	—	—	—	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	—	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	—	—	—	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	—	—	(9,944)	(57,217)	(93,210)
Government subsidies	13,448	10,796	479	—	—	—	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889
(1)	The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by our headquarters which cannot be allocated to the six business segments.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Domestic Public Securities

Total Revenue. Our total revenue for the domestic public securities segment increased by 15.5% from RMB493.8 million in 2024 to RMB570.3 million (US$81.5 million) in 2025, primarily due to an increase in one-time commissions generated from distribution of private secondary products and an increase in performance-based income from private secondary products.

Operating Costs and Expenses. Our operating costs and expenses for the domestic public securities segment decreased by 18.1% from RMB169.8 million in 2024 to RMB139.1 million (US$19.9 million) in 2025, primarily attributable to our cost-control measures on employee compensation implemented in 2025.

Domestic Asset Management

Total Revenue. Our total revenue for the domestic asset management segment decreased by 10.4% from RMB773.2 million in 2024 to RMB693.1 million (US$99.1 million) in 2025, primarily due to a decrease in private equity products AUM in mainland China.

Operating Costs and Expenses. Our operating costs and expenses for the domestic asset management segment decreased by 36.3% from RMB198.0 million in 2024 to RMB126.2 million (US$18.0 million) in 2025, primarily attributable to our cost-control measures on employee compensation implemented in 2025 and a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Domestic Insurance

Total Revenue. Our total revenue for the domestic insurance segment decreased by 56.6% from RMB43.2 million in 2024 to RMB18.8 million (US$2.7 million) in 2025, primarily due to a decrease in distribution of domestic insurance products.

Operating Costs and Expenses. Our operating costs and expenses for the domestic insurance segment decreased by 57.3% from RMB124.4 million in 2024 to RMB53.1 million (US$7.6 million) in 2025, consistent with the decline in revenue from our domestic insurance business.

Overseas Wealth Management

Total Revenue. Our total revenue for the overseas wealth management segment decreased by 18.8% from RMB674.7 million in 2024 to RMB547.5 million (US$78.3 million) in 2025, primarily due to a decrease in one-time commissions from distribution of our products.

Operating Costs and Expenses. Our operating costs and expenses for the overseas wealth management segment decreased by 28.9% from RMB569.2 million in 2024 to RMB404.9 million (US$57.9 million) in 2025, primarily attributable to our cost-control measures on employee compensation implemented in 2025, as well as a corresponding decrease in relationship manager commissions resulting from a reduction in one-time commissions.

Overseas Asset Management

Total Revenue. Our total revenue for the overseas asset management segment increased by 26.3% from RMB438.5 million in 2024 to RMB553.9 million (US$79.2 million) in 2025, primarily due to an increase in recurring service fees and performance-based income generated from overseas investment products managed by Olive.

Operating Costs and Expenses. Our operating costs and expenses for the overseas asset management segment increased by 70.4% from RMB84.9 million in 2024 to RMB144.7 million (US$20.7 million) in 2025, consistent with the growth in revenues from overseas investment products managed by Olive.

Overseas Insurance and Comprehensive Services

Total Revenue. Our total revenue for the overseas insurance and comprehensive services segment increased by 28.8% from RMB138.9 million in 2024 to RMB178.8 million (US$25.6 million) in 2025, primarily due to an increase in commissions gained from distribution of overseas insurance products by commission-only brokers.

Operating Costs and Expenses. Our operating costs and expenses for the overseas insurance and comprehensive services segment increased by 33.7% from RMB93.4 million in 2024 to RMB124.9 million (US$17.9 million) in 2025, primarily due to higher costs incurred by commission-only brokers in relation to our overseas insurance business.

Headquarters

Total Revenue. Our total revenue for Headquarters increased by 14.0% from RMB59.1 million in 2024 to RMB67.3 million (US$9.6 million) in 2025, primarily due to more value-added services that we offered to our HNW clients.

Operating Costs and Expenses. Our operating costs and expenses for Headquarters increased by 15.6% from RMB727.3 million in 2024 to RMB840.7 million (US$120.2 million) in 2025, primarily due to an increase in provision for credit losses related to the suspended lending business.

While we have adopted a refined segmentation approach in the fourth quarter of 2024, for comparison and analytical purposes, we continue to present our financial performance under wealth management, asset management and other businesses, in line with our business model. This presentation facilitates a consistent comparison of revenue generated under such businesses for the years ended December 31, 2023, 2024 and 2025, providing investors with a comprehensive understanding of our operational and financial trends during these years.

Wealth Management

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
One-time commissions	1,072,838	614,258	574,255	82,117
Recurring service fees	707,580	631,505	624,589	89,315
Performance-based income	16,344	47,841	116,247	16,623
Other service fees	221,917	141,631	106,870	15,283
Total revenues from others	2,018,679	1,435,235	1,421,961	203,338
Revenues from funds Gopher/Olive manages:
One-time commissions	13,732	20,110	4,029	576
Recurring service fees	398,226	351,998	289,620	41,415
Performance-based income	69,977	1,089	—	—
Total revenues from funds Gopher/Olive manages	481,935	373,197	293,649	41,991
Total Revenues	2,500,614	1,808,432	1,715,610	245,329
Less: VAT related surcharges	(9,365)	(7,726)	(6,279)	(898)
Net Revenues	2,491,249	1,800,706	1,709,331	244,431
Operating costs and expenses:
Compensation and benefits	(1,175,886)	(1,065,203)	(967,864)	(138,403)
Selling expenses	(370,861)	(195,830)	(173,427)	(24,800)
General and administrative expenses	(193,248)	(184,688)	(197,361)	(28,222)
(Provision for)/ reversal of credit losses	(910)	(22,157)	225	32
Other operating expenses	(44,042)	(43,107)	(36,053)	(5,156)
Government subsidies	103,597	54,324	35,711	5,107
Total operating costs and expenses	(1,681,350)	(1,456,661)	(1,338,769)	(191,440)
Income from operations:	809,899	344,045	370,562	52,990

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Total Revenue. For the wealth management business, our total revenue decreased by 5.1% from RMB1,808.4 million in 2024 to RMB1,715.6 million (US$245.3 million) in 2025. Our transaction value increased by 5.0% from RMB63.9 billion in 2024 to RMB67.0 billion (US$9.6 billion) in 2025, primarily due to a significant 107.2% increase in distribution of domestic private secondary products partially offset by a decrease in distribution of mutual fund products.

●	Total revenue from one-time commissions decreased by 8.8% from RMB634.4 million in 2024 to RMB578.3 million (US$82.7 million) in 2025, primarily due to decreases in distribution of insurance products.
●	Total revenue from recurring service fees decreased by 7.0% from RMB983.5 million in 2024 to RMB914.2 million (US$130.7 million) in 2025, primarily due to a decrease in recurring service fees generated from domestic private equity products.
●	Total revenue from performance-based income increased by 137.6% from RMB48.9 million in 2024 to RMB116.2 million (US$16.6 million) in 2025, primarily due to an increase in performance-based income from private secondary products.
●	Total revenue from other service fees decreased by 24.5% from RMB141.6 million in 2024 to RMB106.9 million (US$15.3 million) in 2025, primarily due to less value-added services that we offered to our HNW clients.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 8.1% from RMB1,456.7 million in 2024 to RMB1,338.8 million (US$191.4 million) in 2025, primarily due to our cost control strategy on employee compensation in 2025.

●	Compensation and benefits decreased by 9.1% from RMB1,065.2 million in 2024 to RMB967.9 million (US$138.4 million) in 2025. In 2025, our relationship manager compensation decreased by 7.6% from RMB531.2 million in 2024 to RMB490.9 million (US$70.2 million), aligning with the decreases in one-time commissions. Our other compensation decreased by 10.7% from 2024.
●	Selling expenses decreased by 11.4% from RMB195.8 million in 2024 to RMB173.4 million (US$24.8 million) in 2025, primarily due to less travel expenses and rental and related expenses in 2025.
●	General and administrative expenses increased by 6.9% from RMB184.7 million in 2024 to RMB197.4 million (US$28.2 million) in 2025, primarily due to more legal expenses in 2025.
●	Reversal of credit losses in 2025 was RMB0.2 million (US$0.03 million), while provision for credit losses was RMB22.2 million in 2024, primarily due to a decrease in the provision for losses related to long-term receivables in 2025.
●	Other operating expenses decreased by 16.4% from RMB43.1 million in 2024 to RMB36.1 million (US$5.2 million) in 2025, primarily due to lower other operating expenses relating to trust business.
●	Government subsidies decreased by 34.3% from RMB54.3 million in 2024 to RMB35.7 million (US$5.1 million) in 2025, primarily due to a decrease in government subsidies received from local governments in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenue. For the wealth management business, our total revenue decreased by 27.7% from RMB2,500.6 million in 2023 to RMB1,808.4 million in 2024. Our transaction value decreased by 13.8% from RMB74.1 billion in 2023 to RMB63.9 billion in 2024, primarily due to a decrease in distribution of domestic mutual fund products.

●	Total revenue from one-time commissions decreased by 41.6% from RMB1,086.6 million in 2023 to RMB634.4 million in 2024, primarily due to decreases in distribution of insurance products.

●	Total revenue from recurring service fees decreased by 11.1% from RMB1,105.8 million in 2023 to RMB983.5 million in 2024, primarily due to a decrease in recurring service fees generated from private secondary products and private equity products.
●	Total revenue from performance-based income decreased by 43.3% from RMB86.3 million in 2023 to RMB48.9 million in 2024, primarily due to a decrease in performance-based income from private equity products.
●	Total revenue from other service fees decreased by 36.2% from RMB221.9 million in 2023 to RMB141.6 million in 2024, primarily due to less value-added services that we offered to our HNW clients.

Operating Costs and Expenses. For the wealth management business, our operating costs and expenses decreased by 13.4% from RMB1,681.4 million in 2023 to RMB1,456.7 million in 2024, primarily due to less selling expenses incurred in 2024.

●	Compensation and benefits decreased by 9.4% from RMB1,175.9 million in 2023 to RMB1,065.2 million in 2024. In 2024, our relationship manager compensation decreased by 15.8% from 2023, aligning with the decreases in one-time commissions. Our other compensation slightly decreased by 2.0% from 2023.
●	Selling expenses decreased by 47.2% from RMB370.9 million in 2023 to RMB195.8 million in 2024, primarily due to less marketing activities in 2024.
●	General and administrative expenses slightly decreased by 4.4% from RMB193.2 million in 2023 to RMB184.7 million in 2024, primarily due to less legal expenses incurred in 2024.
●	Provision for credit losses in 2024 was RMB22.2 million, while provision for credit losses was RMB0.9 million in 2023, primarily due to an increase in the provision for losses related to long-term receivables.
●	Other operating expenses slightly decreased by 2.1% from RMB44.0 million in 2023 to RMB43.1 million in 2024, primarily due to lower costs relating to various expenditures of trust business.
●	Government subsidies decreased by 47.6% from RMB103.6 million in 2023 to RMB54.3 million in 2024, primarily due to a reduction in government subsidies received from local governments in 2024.

Asset Management

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from funds Gopher/Olive manages:
One-time commissions	2,633	1,178	3,255	465
Recurring service fees	714,624	663,438	700,895	100,227
Performance-based income	51,288	103,809	155,598	22,250
Total revenues from funds Gopher/Olive manages	768,545	768,425	859,748	122,942
Total Revenues	768,545	768,425	859,748	122,942
Less: VAT related surcharges	(2,374)	(1,081)	(677)	(97)
Net Revenues	766,171	767,344	859,071	122,845
Operating costs and expenses:
Compensation and benefits	(248,686)	(245,019)	(222,939)	(31,879)
Selling expenses	(88,827)	(46,811)	(48,034)	(6,869)
General and administrative expenses	(59,367)	(70,795)	(71,669)	(10,249)
Provision for credit losses	(921)	(3,698)	(9,040)	(1,293)
Other operating expenses	(3,348)	(23,948)	(208)	(30)
Government subsidies	21,638	10,797	9,735	1,392
Total operating costs and expenses	(379,511)	(379,474)	(342,155)	(48,928)
Income from operations:	386,660	387,870	516,916	73,917

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Total Revenue. For the asset management business, our total revenue increased by 11.9% from RMB768.4 million in 2024 to RMB859.7 million (US$122.9 million) in 2025. Our total AUM decreased by 6.5% from RMB151.5 billion as of December 31, 2024 to RMB141.7 billion (US$20.3 billion) as of December 31, 2025:

●	Total revenue from one-time commissions increased significantly by 176.3% from RMB1.2 million in 2024 to RMB3.3 million (US$0.5 million) in 2025, mainly due to an increase in distribution of private secondary products domestically.
●	Total revenue from recurring service fees increased by 5.6% from RMB663.4 million in 2024 to RMB700.9 million (US$100.2 million) in 2025, which was due to an increase in recurring service fees generated from overseas investment products.
●	Total revenue from performance-based income increased by 49.9% from RMB103.8 million in 2024 to RMB155.6 million (US$22.3 million) in 2025, primarily due to an increase in performance-based income from overseas private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses in 2025 were RMB342.2 million, decreased by 9.8% from 2024.

●	Compensation and benefits decreased by 9.0% from RMB245.0 million in 2024 to RMB222.9 million (US$31.9 million) in 2025.
●	Selling expenses increased by 2.6% from RMB46.8 million in 2024 to RMB48.0 million (US$6.9 million) in 2025, maintaining a relatively stable trend.
●	General and administrative expenses increased by 1.2% from RMB70.8 million for the year ended December 31, 2024 to RMB71.7 million (US$10.2 million) for the year ended December 31, 2025, maintaining a relatively stable trend.
●	Provision for credit losses in 2025 was RMB9.0 million (US$1.3 million), while provision for credit losses in 2024 was RMB3.7 million, primarily attributable to a decrease in expected collection of our accounts receivables.
●	Other operating expenses decreased from RMB23.9 million in 2024 to RMB0.2 million (US$0.03 million) in 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner in 2025.
●	Government subsidies decreased by 9.8% from RMB10.8 million in 2024 to RMB9.7 million (US$1.4 million) in 2025, primarily due to a decrease in government subsidies received from local governments in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenue. For the asset management business, our total revenue demonstrated overall stability with RMB768.5 million in 2023 to RMB768.4 million in 2024. Our total AUM remained largely stable from RMB154.6 billion as of December 31, 2023 to RMB151.5 billion as of December 31, 2024:

●	Total revenue from one-time commissions decreased by 55.3% from RMB2.6 million in 2023 to RMB1.2 million in 2024, mainly due to a decrease in income generated from RMB private equity products.
●	Total revenue from recurring service fees decreased by 7.2% from RMB714.6 million in 2023 to RMB663.4 million in 2024, which was due to a decrease in income generated from RMB private equity products and private secondary products.
●	Total revenue from performance-based income increased by 102.4% from RMB51.3 million in 2023 to RMB103.8 million in 2024, primarily due to an increase in performance-based income from offshore private equity products.

Operating Costs and Expenses. For the asset management business, our operating costs and expenses in 2024 were RMB379.5 million, remaining largely unchanged from 2023.

●	Compensation and benefits slightly decreased by 1.5% from RMB248.7 million in 2023 to RMB245.0 million in 2024.
●	Selling expenses decreased by 47.3% from RMB88.8 million in 2023 to RMB46.8 million in 2024, primarily due to less marketing activities.
●	General and administrative expenses increased by 19.2% from RMB59.4 million for the year ended December 31, 2023 to RMB70.8 million for the year ended December 31, 2024, primarily due to more rental and depreciation expenses as we expanded our overseas asset management businesses in 2024.
●	Provision for credit losses in 2024 was RMB3.7 million, while provision for credit losses in 2023 was RMB0.9 million. The majority of such provision in 2024 were accrued for receivables accounts related to several private equity products.
●	Other operating expenses increased significantly from RMB3.3 million in 2023 to RMB23.9 million in 2024, primarily due to a one-off expense Gopher paid to one of its funds as general partner.
●	Government subsidies decreased by 50.1% from RMB21.6 million in 2023 to RMB10.8 million in 2024, primarily due to a reduction in government subsidies received from local governments in 2024.

Other businesses

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Revenues
Revenues from others:
Other service fees	48,662	44,477	54,429	7,783
Total revenues from others	48,662	44,477	54,429	7,783
Total Revenues	48,662	44,477	54,429	7,783
Less: VAT related surcharges	(11,386)	(11,545)	(12,591)	(1,800)
Net Revenues	37,276	32,932	41,838	5,983
Operating costs and expenses:
Compensation and benefits	(32,181)	(39,229)	(25,749)	(3,682)
Selling expenses	(26,090)	(26,397)	(21,347)	(3,053)
General and administrative expenses	(23,112)	(41,268)	(36,560)	(5,228)
Provision for/ (reversal of) credit losses	8,859	1,973	(43,411)	(6,208)
Other operating expenses	(65,116)	(26,155)	(26,611)	(3,805)
Government subsidies	1,720	118	1,026	147
Total operating costs and expenses	(135,920)	(130,958)	(152,652)	(21,829)
Loss from operations:	(98,644)	(98,026)	(110,814)	(15,846)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Total Revenue. For other businesses, our total revenue was RMB54.4 million (US$7.8 million) in 2025, representing a 22.4% increase from RMB44.5 million in 2024, primarily due to an increase in revenue from lease services.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2025 were RMB152.7 million (US$21.8 million), representing a 16.6% increase from RMB131.0 million in 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Total Revenue. For other businesses, our total revenue was RMB44.5 million in 2024, representing an 8.6% decrease from RMB48.7 million in 2023, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses. For other businesses, our operating costs and expenses in 2024 were RMB131.0 million, representing a 3.7% decrease from RMB135.9 million in 2023 primarily due to our continuous winding-down of our lending business.

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

The table below sets forth a reconciliation of our net income (loss) attributable to Noah’s shareholders and adjusted net income attributable to Noah’s shareholders (non-GAAP) for the years indicated:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net income attributable to Noah’s shareholders	1,009,494	475,445	558,857	79,915
Add: share-based compensation	11,530	109,030	66,881	9,564
Add: non-cash settlement expenses reversal(1)	—	(12,454)	(956)	(137)
Less: Tax effect of adjustments	2,220	21,836	12,862	1,839
Adjusted net income attributable to Noah’s shareholders (non-GAAP)	1,018,804	550,185	611,920	87,503
(1)	Please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Camsing Incident.”
B.	Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash in 2023, 2024 and 2025 were for operating and investing activities. In addition, we used nil, RMB53.3 million and RMB52.3 million (US$7.5 million) to repurchase our ADSs in 2023, 2024 and 2025, respectively. From 2023 to 2025, we have declared and distributed dividends for an aggregate amount of RMB1,732.1 million (US$247.7 million). As of December 31, 2025, we had RMB4.4 billion (US$0.6 billion) in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2025, cash and cash equivalents of RMB12.9 million (US$1.8 million) was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business condition or other future development, including any investments or acquisitions we may pursue.

In July 2022, we completed our global initial public offerings in Hong Kong Stock Exchange with issuance of 1,152,160 ordinary shares with net proceeds of HK$315.6 million (US$40.2 million) after deducting underwriters’ commission and offering expenses.

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the years presented:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	1,318,320	387,336	976,609	139,652
Net cash (used in) provided by investing activities	(247,141)	(840,819)	299,454	42,822
Net cash used in financing activities	(199,835)	(1,134,204)	(635,546)	(90,882)
Effect of exchange rate changes	48,098	72,162	(99,491)	(14,227)
Net increases (decrease) in cash and cash equivalents	919,442	(1,515,525)	541,026	77,365
Cash, cash equivalents and restricted cash at the beginning of the year	4,434,618	5,354,060	3,838,535	548,903
Cash, cash equivalents and restricted cash at the end of the year	5,354,060	3,838,535	4,379,561	626,268

Operating Activities

Net cash provided by operating activities in 2025 was RMB976.6 million (US$139.7 million), primarily as a result of net income of RMB557.2 million (US$79.7 million), adjusted by (i) certain non-cash charges of RMB408.3 million (US$58.4 million), which was primarily attributable to depreciation expenses of RMB156.9 million (US$22.4 million) and share-based compensation of RMB66.9 million (US$9.6 million) and provision for credit losses of RMB52.2 million (US$7.5 million), (ii) changes of operating assets and liabilities of RMB11.1 million (US$1.6 million) which was primarily attributable to an increase in income taxes payable of RMB83.6 million (US$12.0 million), a decrease in other current liabilities of RMB75.9 million (US$10.9 million), and an increase in amounts due from related parties of RMB68.6 million (US$9.8 million), (iii) changes in deferred tax assets and liabilities of RMB26.4 million (US$3.8 million).

Net cash provided by operating activities in 2024 was RMB387.3 million, primarily as a result of net income of RMB487.0 million, adjusted by (i) certain non-cash charges of RMB494.7 million, which was primarily attributable to depreciation expenses of RMB156.7 million and share-based compensation of RMB109.0 million and income from equity in affiliates, net of dividends of RMB160.6 million, (ii) changes of operating assets and liabilities of RMB690.3 million which was primarily attributable to a decrease in accrued payroll and welfare expenses of RMB151.4 million and a decrease in other non-current liabilities of RMB227.4 million, and a decrease in amounts due from related parties of RMB169.6 million, (iii) changes in deferred tax assets and liabilities of RMB96.0 million.

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

Investing Activities

Net cash provided by investing activities in 2025 was RMB299.5 million (US$42.8 million), primarily attributable to the proceeds from redemption of held-to-maturity investments and term deposits of RMB1.9 billion (US$267.0 million), which was partially offset by purchase of held-to maturity investments of RMB1.4 billion (US$206.6 million) and purchases of property and equipment of RMB134.1 million (US$19.2 million).

Net cash used in investing activities in 2024 was RMB840.8 million, primarily attributable to an increase in held-to-maturity investments and term deposits of RMB975.8 million, which was partially offset by collection of loans originated to third parties of RMB135.3 million.

Net cash used in investing activities in 2023 was RMB247.1 million, primarily attributable to loans to related parties of RMB84.3 million and acquisitions, net of cash required of RMB25.0 million, which was partially offset by principal collection of loans to related parties of RMB221.3 million.

Financing Activities

Net cash used in financing activities was RMB635.5 million (US$90.9 million) in 2025 due to dividend paid of RMB546.8 million (US$78.2 million), payment for repurchase of ordinary shares of RMB52.3 million (US$7.5 million), and distributions of non-controlling interests of RMB32.6 million (US$4.7 million).

Net cash used in financing activities was RMB1,134.2 million in 2024 due to dividend paid of RMB1,007.9 million and divestment of non-controlling interests of RMB51.8 million as well as share repurchase of RMB 53.3 million.

Net cash used in financing activities was RMB199.8 million in 2023 due to dividend paid of RMB177.5 million, partially offset by contribution from non-controlling interests of RMB13.9 million and distributions to non-controlling interests of RMB23.6 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease obligations, payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, and we intend to fund those requirements with our existing cash balances.

Capital Expenditures

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB157.9 million, RMB82.2 million and RMB134.1 million (US$19.2 million) in 2023, 2024 and 2025, respectively. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business. As of the date of this annual report, we expect that our capital expenditure in 2026 will be approximately RMB11.6 million (US$1.7 million) primarily on the renovation and upgrade of our office premises, and we intend to fund our planned capital expenditures with existing cash balance.

Operating Lease Obligations

Our operating lease assets primarily represent various facilities under non-cancelable operating leases expiring within one to ten years. Our operating lease expenses were RMB85.7 million, RMB64.4 million and RMB50.9 million (US$7.3 million) in 2023, 2024 and 2025, respectively. The majority of our operating lease obligations are related to our office lease agreements in mainland China.

The following table sets forth our contractual obligations as of December 31, 2025:

Payment Due by Period
More
		Less than			than 5
	Total	1 year	1-2 years	2-5 years	years
	RMB	RMB	RMB	RMB	RMB
Operating Lease	102,988	43,319	42,603	17,066	—

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

Our mainland China subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under laws, each of our mainland China subsidiaries and the Consolidated Affiliated Entities are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these laws and regulations of mainland China, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,872.8 million, RMB2,827.3 million and RMB2,879.2 million (US$411.7 million) as of December 31, 2023, 2024 and 2025, respectively.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technologies” and “Item 4. Information on the Company—B. Business Overview— Research and Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Allowance for loan losses

We maintain an allowance for credit losses in the loan portfolio, which represents management’s estimate of lifetime expected losses based on relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. In establishing the allowance for credit losses, statistical models are applied to outstanding loans with different risk characteristics.

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

As of December 31, 2025, the allowance was estimated as RMB79.6 million (US$11.4 million) based on information known at the time of the review, which represented management’s best estimate of losses inherent in the loan receivables. Our allowance for credit losses is sensitive to certain inputs, most notably the reasonable and supportable forecasts that are incorporated in our estimate of credit losses. Because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for credit losses is adequate. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jingbo Wang	53	Co-founder, chairwoman of our board
Zhe Yin	51	Co-founder, director and chief executive officer of our group
Chia-Yue Chang	65	Non-executive director
Boquan He	65	Independent director
David Zhang	63	Independent director
Xiangrong Li	53	Independent director
Cynthia Jinhong Meng	56	Independent director
May Yihong Wu	58	Independent director
Qing Pan	51	Chief financial officer

Ms. Jingbo Wang is one of our founders and has been our chairwoman since our inception in August 2005 and the chief executive officer until December 29, 2023. Ms. Wang has over 25 years of experience in wealth management and asset management industries. Prior to co-founding our company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (currently known as Manulife Teda Fund Management Co., Ltd.), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002. Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 by China Entrepreneur. In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017. In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation. Ms. Wang graduated from Global CEO Program of China Europe International Business School in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University in Sichuan, China.

Mr. Zhe Yin is one of our founders and has been our director since June 2007. He was appointed as our chief executive officer on December 29, 2023. Mr. Yin is a highly accomplished senior executive in the wealth and asset management industry with over 24 years of professional experience and possesses an in-depth understanding of our operations and culture. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch. Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee of Asset Management Associate of China from 2017 to August 2021. Mr. Yin has repeatedly been named among the most influential private equity investors in China by respected industry organizations. For instance, he was named one of the Top 20 China’s Best Private Equity Investors in 2017 and one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by China Venture Investment Consulting., Ltd., a leading financial services technology enterprise in China’s private equity investment industry. In addition, he was honored as one of the Most Influential Investors in China’s VC/PE Fund Limited Partner Market 2021 selected by Zero2IPO Group, a leading venture capital and private equity service provider and a well-known investment firm in China. Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics in Shanghai, China, in July 1997.

Ms. Chia-Yue Chang served as our director since August 2007 until her re-designation from a director to a non-executive Director on August 29, 2023. She currently holds certain non-executive positions within our group, including, among others, the vice chairman of the board of Noah Upright and a non-executive director of Noah Investment. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the ESG committee and the fairness committee, respectively, of our company. Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University in Taiwan, in June 1983.

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

Mr. David Zhang has been our independent director since June 2024 under applicable U.S. regulations, and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Admitted to the practice of law in the State of New York, U.S. and based in Hong Kong, Mr. Zhang specializes in securities offerings and mergers and acquisition (M&A) transactions. He has represented a number of leading private equity funds, multinational corporations and sovereign wealth funds in connection with their investments and M&A transactions in the Greater China region and Southeast Asia. In addition, Mr. Zhang has successfully guided China-based companies listed in the United States and Hong Kong through complex mission-critical moments, counselling leaders and boards of directors on high-stakes matters at the intersection of litigation, regulatory enforcement, reputation and public policy. Mr. Zhang has been serving as an independent non-executive director of Fosun International Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 0656), since June 2012. Mr. Zhang has been serving as a member of the board of Tulane University since February 2023, an independent director of Morgan Stanley Securities (China) Co., Ltd. since July 2024, and an independent director of WeRide, the shares of which are listed on NASDAQ stock market (ticker symbol: WRD), since October 2024. He had also been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, a leading international law firm, from which he retired in January 2024. Prior to joining Kirkland & Ellis International LLP in August 2011, Mr. Zhang was a partner of Latham & Watkins LLP, a leading international law firm, for eight years. Mr. Zhang graduated from Beijing Foreign Studies University with his bachelor’s degree in 1981 in China and received his juris doctor degree from Tulane University Law School in 1991 in U.S. He has also been rated as a top capital markets attorney by Chambers Global, Legal 500 Asia Pacific, IFLR1000 and Chambers Asia Pacific for several times.

Ms. Xiangrong Li was appointed as an independent director on June 30, 2024. Ms. Li has extensive experience in accounting and financial management. She has been serving as a deputy general manager and the financial controller of Beijing Tourist Hotel (Group) Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258), since September 2016 after its merger with Homeinns Hotel Group (previously listed on NASDAQ Stock Market with the ticker symbol “HMIN”). Before that, Ms. Li served as the chief financial officer of Homeinns Hotel Group from August 2014 to September 2016. She also served as the chief financial officer of Hengdeli Holdings Ltd, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 3389), from 2010 to August 2014. Prior to that, Ms. Li was employed by Unilever for various positions from 1993 to 2010, including serving as the financial controller for Greater China region from 2007 to 2010. Ms. Li has been serving as an independent non-executive director of Viva Biotech Holdings, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 1873), since April 2019, and she also served as an independent director of MakeMyTrip Limited, an Indian online travel company, the shares of which are listed on NASDAQ Stock Market (ticker symbol: MMYT) from September 2019 to May 2024. Ms. Li obtained her bachelor’s degree in international accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies University in China in July 1993. She also obtained her master’s degree in executive management business administration from China Europe International Business School in Shanghai, China in September 2008. Ms. Li holds several accounting qualifications. She has been admitted as (i) a fellow of the Institute of Public Accountants in Australia since July 2020, (ii) a fellow of the Association of Chartered Certified Accountants since July 2003, and (iii) a member of The Chinese Institute of Certified Public Accountants since August 1995, respectively. She was awarded (i) the CFO of the Year in China by New Financial magazine in November 2012; (ii) the China Best CFO Leadership Award jointly by ACCA, SNAI and Korn Ferry in November 2019; and (iii) the 2020 International Financial Leader of the Year in China by China CFO Development Centre in December 2020.

Ms. Cynthia Jinhong Meng has been our independent director since August 29, 2023. She has extensive experience in corporate advisory, strategy development, stakeholder engagement and integrating ESG/sustainability. In June 2016, Ms. Meng established Credence Investment Holding Limited (“Credence”), and has since been serving as a managing partner of Credence, primarily responsible for business development, general management and advising entrepreneur founders and management team on critical business strategies, fund raising and investor engagement issues. From September 2018 to February 2023, Ms. Meng served as a partner at Brunswick Group Ltd., a London-based global critical issues advisory firm, primarily responsible for advisory, business development and stakeholder engagement, with a focus on crisis management, risk mitigation, integrating ESG/sustainability strategies, and support for corporate clients on strategic communications with investors and capital market shareholders. Prior to founding Credence, Ms. Meng had over ten years of experience in investment banking as a recognized equity research analyst. From January 2011 to June 2016, she served as a managing director and the head of Greater China technology, media, and telecom (“TMT”) equity research at Jefferies Hong Kong Limited. From September 2007 to October 2010, she served as a vice president, senior publishing equity research analyst and the head of China telecom services and equipment research team at Merrill Lynch (Asia Pacific) Limited. From August 2006 to August 2007, she served as a vice president and publishing equity research analyst at China International Capital Corporation Hong Kong Securities Limited. From October 2005 to July 2006, she served as a vice president and a regional telecoms services team support of J.P. Morgan Securities (Asia Pacific) Limited. From April 2005 to October 2005, she served as an associate and research team support for global technology hardware and telecom equipment sector at Thomas Weisel Partners, a New York-based investment bank. Prior to that, Ms. Meng also served as (i) a management consultant at Adventis Corporation, a Boston-based global TMT strategy consultancy, from July 1999 to March 2005; (ii) a management consultant at Arthur D. Little, a management consultancy headquartered in Boston, from July 1998 to July 1999; and (iii) a marketing executive at Mobile Oil Asia Pacific Pte. Ltd. from October 1994 to August 1996. Ms. Meng obtained her master’s degree in business administration from the Kellogg School of Management, Northwestern University in Illinois, the U.S. in June 1998 and her bachelor’s degree in English literature from Ningbo University in Zhejiang, China, in June 1992. In addition, Ms. Meng has obtained the qualification as Securities and Futures Intermediaries issued by the Hong Kong Securities Institute and also received completion certificates for educational and professional programs at numerous prestigious universities and institutions worldwide over the past decade, including, among others, Harvard Law School and Stanford Graduate School of Business.

Ms. May Yihong Wu, formerly named Ning Wu, has been serving as an independent director of our company since November 2010. Since February 2026, she has been serving as an independent director of Trip.com Group Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 09961) and on NASDAQ (ticker symbol: TCOM). She has been serving as an independent director, the chairwoman of the audit committee and a member of the compensation committee of MakeMyTrip Limited, the shares of which are listed on NASDAQ (ticker symbol: MMYT) since May 2024, an independent non-executive director and chairwoman of the audit committee of Alibaba Health Information Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00241) since August 2023, and an independent non-executive director and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972) since May 2017. From July 2019 to May 2023, she also served as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the NASDAQ Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University in Shanghai, China in July 1989.

Mr. Qing Pan has been the chief financial officer of our company since November 2019. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies’ U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., mainland China, and Hong Kong. From August 2017 to February 2023, Mr. Pan served as an independent director of JCET Co., Ltd., the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584). Mr. Pan obtained his master’s degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor’s degree in teaching Chinese as a foreign language from Beijing Foreign Studies University in Beijing, China, in July 1997.

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

For the three years ended December 31, 2023, 2024 and 2025, we paid an aggregate of approximately RMB18.5 million, RMB20.6 million and RMB13.1 million (US$1.9 million), respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our mainland China subsidiaries and Consolidated Affiliated Entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

We currently grant share incentive awards pursuant to our 2022 Share Incentive Plan, or the 2022 Plan. We previously granted awards under our 2008 Share Incentive Plan, or the 2008 Plan, and 2010 Share Incentive Plan, or the 2010 Plan, until those plans were terminated upon the adoption of the 2017 Share Incentive Plan, or the 2017 Plan. On December 16, 2022, our shareholders approved a new Share Incentive Plan, namely the 2022 Plan, effective on December 23, 2022, or the Effective Date. The 2022 Plan replaces our 2017 Plan, and the 2017 Plan shall continue to govern awards granted prior to Effective Date, but no new awards shall be granted under the 2017 Plan following the Effective Date.

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

The 2022 Plan

Under the 2022 Plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units and other forms of share awards may be granted is 30,000,000 ordinary shares, which we refer to as the scheme mandate limit. The scheme mandate limit has taken into account the share subdivision of the Company effective on October 30, 2023. Within the scheme mandate limit, the maximum aggregate number of Shares which may be issued pursuant to all Awards to be granted to service providers under the 2022 Plan initially as of the date of approval of the 2022 Plan shall be 600,000 (as adjusted for the share subdivision on October 30, 2023). As of December 31, 2025, there were no options to purchase ordinary shares outstanding, and 599,803 restricted share units had been granted and were outstanding under the 2022 Plan*. Each restricted share unit represents the right to receive ten ordinary shares.

Types of Awards. The following briefly describes the principal features of the various awards that may be granted under the 2022 Plan.

●	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in installments after the grant date. The option exercise price shall be paid in cash. The vesting period of an award of option shall not be less than 12 months from the date of such award.
●	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our Committee, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our Committee may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
●	Restricted Share Units. A restricted share unit is a grant valued in terms of our ordinary shares, but shares are not issued at the time of the grant. After the recipient of a unit satisfies the vesting requirement, we will distribute shares or the cash equivalent of the number of shares used to value the unit, depending on the terms of the award. Vesting requirements are determined by our Committee, but shall not be less than 12 months from the date of grant of such Award.
●	Share Appreciation Right. A share appreciation right is a right granted to receive a payment equal to the excess of the fair market value of a specified number of ordinary shares on the date the award is exercised over the fair market value on the date the award was granted as set forth in the applicable award agreement. Vesting requirements are determined by our Committee, but shall not be less than 12 months from the date of grant of such Award.

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

Option Exercise Price. The exercise price per Share or ADS subject to an option shall be determined by the Committee at the time the option is granted and set forth in the Award Agreement which may be a price related to the fair market value of the NYSE- traded ADSs, applicable; provided, however, that the exercise price shall not be less than the higher of (i) the fair market value of an NYSE-traded ADS on the date of grant (which must be a trading day for the NYSE) and (ii) the average fair market value of an NYSE-traded ADS for the five trading days for the NYSE immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

Eligibility. Persons eligible to participate in this Plan include employee participants, related entity participants, and service providers, as determined by the Committee.

* The equity awards granted under the 2022 Plan are referred to as “restricted shares” in the applicable award agreements, but have the features of a restricted share unit described below. Accordingly, and consistent with our treatment of such awards for purposes of disclosure of interests filings under Part XV of the Securities and Futures Ordinance of Hong Kong and Section 16(a) reporting by our directors and executive officers, we refer to these awards as restricted share units, or RSUs, in this annual report.

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

Term of the Awards. The term of each grant of option or restricted share unit shall be determined by the Committee.

Vesting Schedule. In general, the Committee determines the vesting schedule, which is set forth in the Award Agreement, and shall not be less than 12 months from the date of grant of such Award.

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

The following table summarizes, as of December 31, 2025, the outstanding restricted share units granted to our executive officers, directors, and other individuals as a group under the 2022 plan.

Name	Restricted Share Units	Date of Grant
Jingbo Wang	446	December 29, 2023
Jingbo Wang	25,000	March 29, 2024
Jingbo Wang	22,500	March 31, 2025
Zhe Yin	446	December 29, 2023
Zhe Yin	25,000	March 29, 2024
Zhe Yin	22,500	March 31, 2025
Qing Pan	627	December 29, 2023
Qing Pan	45,046	March 29, 2024
Qing Pan	12,500	December 20, 2024
Other Individuals as a Group	8,657	December 29, 2023
Other Individuals as a Group	271,581	March 29, 2024
Other Individuals as a Group	150,500	December 20, 2024
Other Individuals as a Group	15,000	December 20, 2025

As of December 31, 2025, there were no options to purchase ordinary shares outstanding, and no restricted share units had been granted and were outstanding under the 2017 Plan or 2010 Plan.

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

Audit Committee. Our audit committee consists of Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Mr. David Zhang, and is chaired by Ms. Xiangrong Li. Each member of our audit committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each member of our audit committee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ms. May Yihong Wu, Mr. Boquan He and Ms. Cynthia Jinhong Meng, and is chaired by Ms. May Yihong Wu. Each member of our compensation committee satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his or her compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

We had 2,583, 1,990 and 1,778 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the breakdown of our full-time employees by function as of December 31, 2025:

	Number of
Function	Employees	% of Total
PRC
Domestic public securities	292	16.4
Domestic asset management	189	10.6
Domestic insurance	22	1.2

Overseas
Overseas wealth management	146	8.2
Overseas asset management	106	6.0
Overseas insurance and comprehensive services	113	6.4

Corporate and Administrative Operations
Business development	495	27.9
Middle and back office support	415	23.3
Total	1,778	100.0

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of February 28, 2026, we had 335,258,287 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number(1)%
Directors and Executive Officers:
Jingbo Wang(2)	68,735,250	20.5
Zhe Yin(3)	17,203,830	5.1
Boquan He(4)	16,398,720	4.9
Chia-Yue Chang(5)	20,263,835	6.0
May Yihong Wu(6)	180,000	0.1
David Zhang	—	—
Xiangrong Li	—	—
Cynthia Jinhong Meng	—	—
Qing Pan(7)	926,380	0.3
All Directors and Officers as a Group	123,708,015	36.9
Principal Shareholders:
Jing Investors Co., Ltd.(8)	68,735,250	20.5
Yiheng Capital Partners, L.P. (9)	33,586,755	10.0
FIL Limited(10)	27,939,460	8.3
Jia Investment Co., Ltd.(11)	20,263,835	6.0
Yin Investment Co., Ltd.(12)	17,203,830	5.1
Quan Investment Co., Ltd.(13)	16,398,720	4.9

Notes:

(1)	The numbers of ordinary shares in this column have taken into account the share subdivision of the Company effective on October 30, 2023, as a result of which each ordinary share of a par value of US$0.0005 in the share capital of the Company was subdivided into ten (10) ordinary shares of a par value of US$0.00005 each.
(2)	Represents 68,735,250 ordinary shares beneficially owned by Jing Investors Co., Ltd, consisting of ordinary shares held by Jing Investors Co., Ltd and ordinary shares issuable upon vesting of restricted share units within 60 days after February 28, 2026.
(3)	Represents 17,203,830 ordinary shares beneficially owned by Yin Investment Co., Ltd., consisting of ordinary shares held by Yin Investment Co., Ltd. and ordinary shares issuable upon vesting of restricted share units within 60 days after February 28, 2026.
(4)	Represents 16,398,720 ordinary shares held by Quan Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Mr. Boquan He.
(5)	Represents 20,263,835 ordinary shares held by Jia Investment Co., Ltd., a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang.
(6)	Represents 180,000 ordinary shares directly held by Ms. May Yihong Wu.
(7)	Represents 926,380 ordinary shares beneficially owned by Mr. Qing Pan, consisting of ordinary shares directly held by Mr. Qing Pan and ordinary shares issuable upon vesting of restricted share units within 60 days after February 28, 2026.

(8)	Jing Investors Co., Ltd., or Jing Investors, is a British Virgin Islands company wholly owned by Ark Trust (Singapore) Ltd., or Ark Trust (Singapore), in its capacity as trustee of the Norah Family Trust, or the Trust, constituted under the laws of Jersey, with Ms. Wang as the settlor and Ms. Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by Ark Trust (Singapore), a professional trustee company. Ark Trust (Singapore) as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Wang, or to avoid adverse impact on the reputation of Ark Trust (Singapore) or any of its associates. Jing Investors is the record owner of 68,735,250 ordinary shares. Ms. Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Wang is the beneficial owner of all the ordinary shares held by Jing Investors. The registered address of Jing Investors Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(9)	Represents 33,586,755 ordinary shares beneficially owned by Yiheng Capital Partners, L.P. as of December 31, 2025, as reported in a Form 13F filed by Yiheng Capital Management, LP with the SEC on February 17, 2026. Yiheng Capital Partners, L.P. is a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP. The registered address of Yiheng Capital Partners, L.P. is 101 California Street, Suite 2880, San Francisco, CA 94111.
(10)	Represents 27,939,460 ordinary shares beneficially owned by FIL Limited and its direct and indirect subsidiaries as of December 31, 2025, based on the information contained in the 13F-HR (Institutional investment manager holdings report) filed by the relevant reporting persons with the SEC on February 17, 2026. FIL Limited is a Bermuda incorporated company and its registered address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.
(11)	Jia Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Ms. Chia-Yue Chang. The registered address of Jia Investment Co., Ltd. is Coastal Building, Wickhams Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(12)	Yin Investment Co., Ltd., or Yin Investment, is a British Virgin Islands company wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Safe Harbor Trust (the “Trust”) constituted under the laws of Hong Kong, with Mr. Zhe Yin as the settlor and Mr. Zhe Yin and his family members as the beneficiaries. Yin Investment is directly wholly owned by Rhythm Profit Investment Limited, a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust may be considered to indirectly hold the shares of Yin Investment. However, the trustee disclaims beneficial ownership of all such shares. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Yin Investment except upon written instruction by Mr. Zhe Yin, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associates. The registered address of Yin Investment Co., Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(13)	Quan Investment Co., Ltd. is a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The registered address of Quan Investment Co., Ltd. is Drake Chambers, Tortola, British Virgin Islands.

To our knowledge, as of February 28, 2026, 204,661,970 of our ordinary shares were held by one record holder in the United States, which is CEDE & Co., the nominee holder for the Depositary Trust Company, in the form of ADSs. The number of beneficial owners of our ADSs in the United States is much larger than the number of record holders of our ordinary shares in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.   Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions and Contractual Arrangements

As to the Contractual Arrangements with Noah Investment and its shareholders, please see “Item 4. Information on the Company—C. Organizational Structure” for a description of the Contractual Arrangements.

Transactions with Shareholders and Affiliates

For the funds for which Gopher Asset Management and Gopher GP serve as general partners and/or fund managers, we are entitled to receive recurring service fees and performance-based income. Gopher Asset Management is also entitled to receive one-time commissions for fund - raising services when distributing the relevant funds to HNW clients.

During the years ended December 31, 2023, 2024 and 2025, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Asset Management	16,365	21,288	7,284	1,042
Recurring service fees
Investee funds of Gopher Asset Management	712,479	613,172	582,249	83,260
HongShan Capital Investment Management (Tianjin) Co., Ltd. (formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.)	16,286	5,088	—	—
Investee funds of Gopher GP	400,371	402,264	408,266	58,382
Total recurring service fees	1,129,136	1,020,524	990,515	141,642
Performance-based income
Investee funds of Gopher Asset Management	10,934	22,960	8,426	1,205
Investee funds of Gopher GP	110,331	81,938	147,172	21,045
Total performance-based income	121,265	104,898	155,598	22,250
Total	1,266,766	1,146,710	1,153,397	164,934

As of December 31, 2024 and 2025, amounts due from related parties associated with the above transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Investee funds of Gopher Assets	302,724	327,540	46,838
Investee funds of Gopher Capital GP Ltd.	194,885	233,170	33,342
Total in gross amounts	497,609	560,710	80,180
Less: allowance for credit losses	(7,484)	(8,168)	(1,168)
Total in net amounts	490,125	552,542	79,012

As of December 31, 2024 and 2025, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Investee funds of Gopher Assets	4,365	3,432	491
Investee funds of Gopher Capital GP Ltd.	5,034	40,826	5,838
Total in gross amounts	9,399	44,258	6,329
Less: allowance for credit losses	—	—	—
Total in net amounts	9,399	44,258	6,329

The non-trade loans are due on demand, most of which are interest free.

As of December 31, 2024 and 2025, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Investee funds of Gopher Asset Management	873	673	96
Investee funds of Gopher GP	2,824	528	76
Total	3,697	1,201	172

During the years ended December 31, 2023, 2024 and 2025, donation made to Shanghai Noah Charity Fund were RMB6.3 million, RMB9.3 million and RMB1.8 million (US$0.3 million), respectively.

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

While we believe we have solid legal grounds to defend any legal claims from all 818 affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an ex gratia settlement offer, which we refer to as the Initial Offer, to affected clients in 2020. An affected client who accepted the Initial Offer shall receive restricted share units (“RSUs”) and become an ordinary shareholder of our company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. Each RSU allows the grantees to receive one ordinary share (10 shares after share subdivision in 2023). As of December 31, 2025, 595 out of 818 affected clients had accepted the Initial Offer. We granted a total of 3,715,114 RSUs involving 37,151,140 shares (represented by 7,430,228 ADSs), among which, 2,205,364 RSUs involving 22,053,640 shares (represented by 4,410,728 ADSs) have vested and 1,509,750 RSUs involving 15,097,500 shares (represented by 3,019,500 ADSs) were outstanding and yet to vest as of December 31, 2025.

As approved by our board of directors on August 24, 2020, a total number of new shares not exceeding 1.6% of the share capital of our Company has been authorized to be issued under the settlement plan annually for ten consecutive years. The settlement plan was not required to be approved by our shareholders under the memorandum of association and articles of association of the Company.

In 2025, we intended to continue settling with the remaining 223 affected clients who did not accept the Initial Offer by offering such clients another ex gratia settlement offer, which we refer to as the Subsequent Offer, and together with the Initial Offer, we refer to them as the Offers. As of December 31, 2025, 27,632 RSUs involving 276,320 shares had vested for the remaining clients who accepted the Subsequent Offer and 27,631 RSUs involving 276,310 shares were outstanding and yet to vest as of December 31, 2025.

As approved by our shareholders in the annual general meeting held on June 11, 2025 (New York time), since the passing of such resolution in the annual general meeting and until the conclusion of the next annual general meeting, we may issue no more than 19,109,566 shares, accounting for approximately 5.74% of our company’s voting rights as of April 16, 2025, under the issuance mandate to the affected clients of the Camsing Incidents who accepted the Initial Offer, and we may also issue no more than 11,633,400 shares, accounting for approximately 3.49% of our voting rights as of April 16, 2025, under the issuance mandate to the affected clients of the Camsing Incidents who accepted the Subsequent Offer between the passing of such resolution and until the conclusion of the next annual general meeting to be held tentatively in June 2026.

As of December 31, 2025, 3,770,377 RSUs involving 37,703,770 shares (represented by 7,540,754 ADSs) have been granted to the affected clients who accepted the offers under the Offers, among which 2,232,996 RSUs involving 22,329,957 shares (represented by 4,465,995 ADSs) have vested and 1,537,381 RSUs involving 15,373,813 shares (represented by 3,074,759 ADSs) were outstanding and yet to vest.

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

As of December 31, 2025, 42 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB138.1 million were still pending. On December 18 and 19, 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of aforementioned legal proceedings, involving a total of 16 independent cases with an aggregate disputed amount of approximately RMB36.5 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher. As of the date of this annual report, our management has assessed, based on our PRC legal adviser’s advice, that we were unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

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

Other than the matters mentioned above, we are currently not a party to, and we are not aware of any threat of, any judicial, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulations, which may result in regulatory proceedings against us, See “Item 3. Key Information—D. Risk Factors” above. Litigation or any other legal or administrative proceedings, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has complete discretion as to whether to distribute dividends, subject to our articles of association and Cayman Islands law. On August 10, 2022, our board of directors approved and adopted the following dividend policy, which we refer to as the Dividend Policy, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022, and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of our group’s non-GAAP net income attributable to the shareholders of the preceding financial year as reported in our company’s audited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the board for a financial year is deemed as final dividend. Any final dividend for a financial year will be subject to shareholders’ approval. Our company may declare and pay dividends by way of cash or by other means that the board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by our company in respect of its future dividend and/or in no way obligate our company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board may deem relevant.

From 2023 to 2025, we have declared and distributed dividends for an aggregate amount of RMB1,732.1 million (US$247.7 million). In March 2026, our board of directors approved an annual dividend of approximately RMB306.0 million (US$43.8 million) and a non-recurring special dividend of approximately RMB306.0 million (US$43.8 million). This dividend is subject to the approval of our shareholders at our annual general meeting to be held on or around June 11, 2026 and are expected to be paid in August, 2026.

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

Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares, (c) the instrument of transfer is properly stamped, if required, (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of the Company, and (f) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

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

People’s Republic of China Taxation

The mainland China enterprise income tax is calculated based on the taxable income determined under the laws and accounting standards of mainland China. Under the EIT Law and the EIT Implementation Rules, all domestic and foreign-invested companies in mainland China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a mainland China subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the tax laws of mainland China. Zhong Lun Law Firm advises us that since there is currently no such tax treaty between mainland China and the Cayman Islands, dividends we receive from our mainland China subsidiaries will be subject to a 10% withholding tax; in addition, we may be able to enjoy the 5% preferential withholding tax treatment for the dividends we receive from our mainland China subsidiaries through Glory Insurance, according to Tax Arrangement between mainland China and Hong Kong, if they satisfy the conditions prescribed under relevant tax rules and regulations, and obtain the approvals as required under those rules and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations in China—Regulations on Tax.”

Under the EIT Law, enterprises organized under the laws of jurisdictions outside mainland China with their “de facto management bodies” located within mainland China may be considered mainland China resident enterprises and therefore subject to mainland China enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, according to a circular issued by the SAT in April 2009, a foreign enterprise controlled by a mainland China company or a mainland China company group will be classified as a “resident enterprise” with its “de facto management bodies” located within mainland China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in mainland China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in mainland China. We have evaluated whether we are a mainland China resident enterprise and we believe that we are not a mainland China resident enterprise for the year ended December 31, 2025.

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

This summary is based upon existing provisions of the Code, U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), administrative pronouncements of the IRS, and judicial decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their individual circumstances, including those subject to special tax rules such as: banks and certain other financial institutions; insurance companies; brokers or dealers in stocks, securities, commodities or currencies; persons that use or are required to use a mark-to-market method of accounting; pension plans; regulated investment companies; real estate investment trusts; cooperatives; tax-exempt entities (including private foundations); persons that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our total voting power or value; investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; U.S. expatriates; entities subject to the U.S. anti-inversion rules; partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation; persons required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

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

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (as defined in the Code) who have the authority to control all of its substantial decisions or (B) that has otherwise elected to be treated as a “U.S. person” (as defined in the Code).

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

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for our taxable year ended December 31, 2025 and will likely be a PFIC for the current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for any future taxable year.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our ADSs or ordinary shares, then, absent certain elections (including a mark-to-market election, a qualified electing fund election and a deemed sale election, each as described below), such U.S. Holder will generally be subject to adverse tax rules, regardless of whether we remain a PFIC in subsequent taxable years, on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years to the U.S. Holder or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

Deemed Sale Election

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our ADSs or ordinary shares, we generally (unless such U.S. Holder makes a valid mark-to-market election with respect to its ADSs, as discussed above) will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares, as applicable. If a U.S. Holder makes such an election, such U.S. Holder will be deemed to have sold its ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be taxed as an “excess distribution” as described above. Any loss from the deemed sale is not recognized. After the deemed sale election, the U.S. Holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election.

Reporting Requirements

For any taxable year for which we are a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or ordinary shares and any gain realized on the disposition of our ADSs or ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or ordinary shares. Significant penalties are imposed for failure to file such form. As previously noted, we believe that we were a PFIC for our taxable year ended December 31, 2025.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR THE TAXABLE YEAR ENDED DECEMBER 31, 2025 ON THEIR INVESTMENT IN OUR ADSS OR ORDINARY SHARES, AS WELL AS THE ASSOCIATED REPORTING REQUIREMENTS AND THE AVAILABILITY, APPLICATION AND CONSEQUENCES OF THE ELECTIONS DISCUSSED ABOVE.

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

A non-corporate U.S. Holder generally will be subject to tax on dividends received from a “qualified foreign corporation” at the reduced U.S. federal tax rate applicable to “qualified dividend income,” rather than the marginal tax rates applicable to ordinary income, provided that certain holding period and other requirements are met. If we are neither a PFIC nor treated as such with respect to U.S. Holders for the taxable year in which the dividend is paid or the preceding taxable year, we will be treated as a qualified foreign corporation with respect to any dividends paid on our ADSs or ordinary shares, provided that (i) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. As discussed above under “––Passive Foreign Investment Company Considerations,” we believe that we were a PFIC for our taxable year ended December 31, 2025.

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

As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with GAAP.

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

To the extent that we need to convert U.S. dollars we received from our overseas offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2025, we had a Renminbi or Hong Kong dollar or other non-U.S. dollar denominated cash balance of US$257.6 million and a U.S. dollar denominated cash balance of US$366.0 million. Assuming we had converted the U.S. dollar denominated cash balance of US$366.0 million as of December 31, 2025 into RMB at the exchange rate of US$1.00 for RMB6.9931 as of December 31, 2025, this cash balance would have been RMB2,559.2 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest bearing bank deposits.

As of December 31, 2025, we had RMB746.0 million (US$106.7 million) invested in debt products with a weighted average duration of approximately 1.59 years.

We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Item 12.   Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depository services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depository

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;
●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Reimbursement paid by the depositary was RMB6.7 million (US$0.96 million) in 2025.

Conversion between ADSs and Shares Trading in Hong Kong

Dealings and Settlement of Shares in Hong Kong

Our Shares trade on the Hong Kong Stock Exchange in board lots of 20 Shares. Dealings in our Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC Transaction Levy of 0.00015%, charged per side of the consideration of a transaction, collected for the Accounting and Financial Reporting Council;

●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the consideration for, or (if greater) the value of, the Shares transferred, with 0.1% payable by each of the buyer and seller;
●	stock settlement fee of 0.0042% per side of the gross value of the transaction for each trade cleared and settled through CCASS;
●	brokerage commission, which is freely negotiable with the broker; and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20.00, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong;

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

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2025.

Report of the Independent Registered Public Accounting Firm

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 29, 2026 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

April 29, 2026

Changes in Internal Controls over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended
	December 31,
	2024	2025

	(RMB’000)
Audit fees(1)	9,978	9,822
Audit-related fees(2)	36	36
Tax and other fees(3)	580	338

Notes:

(1)	“Audit fees” included the aggregate fees for professional services rendered for the audit of the consolidated financial statements, the review of our comparative interim financial statements and the statutory audits of certain of our subsidiaries and the consolidated affiliated entities.
(2)	“Audit-related fees” included aggregate fees billed for professional services rendered for assurance and related services that are not reported under audit fees.
(3)	“Tax and other fees” represents aggregate fees for professional services performed in connection with general tax advisory services and other consulting service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and its affiliates, including audit services, audit-related services, tax and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 29, 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$50 million of our ADSs or ordinary shares over a two-year period.

The following table sets forth information about our repurchases made in the year 2025 under this share repurchase program described above.

			(c) Total Number	(d) Approximate
			of Shares	Dollar Value of
	(a) Total		Purchased as	Shares that May Yet
	Number of		Part of Publicly	Be Purchased under
	Shares	(b) Average Price	Announced Plans	the Plans or
Period	Purchased	Paid per Share	or Programs	Programs
March 2025	35,610	US$1.900	3,099,120	US$42,624,169
April 2025	3,102,035	US$1.776	6,201,155	US$37,115,058
May 2025	561,525	US$1.892	6,762,680	US$36,052,750
December 2025	295,180	US$1.987	7,057,860	US$35,466,089
Total	3,994,350	US$1.809	7,057,860	US$35,466,089

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We currently rely on home country practice exemption with respect to the requirement of having a corporate governance and nominating committee composed entirely of independent directors. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs and Ordinary Shares-As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.”

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

Our Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading is incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2025.

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

11.1

Code of Business Conduct and Ethics of Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170055), as amended, initially filed with the Commission on October 20, 2010)

11.2

Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F (File No. 001-34936), filed with the Commission on April 24, 2025)

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

Date: April 29, 2026

Noah Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2024 and 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Allowance for credit losses — Loan receivables — Refer to Notes 2(x) and 11 to the financial statements

Critical Audit Matter Description

As of December 31, 2025, the Company’s allowance of credit losses on loan receivables (“ACLL”) was RMB79.6 million, represents management’s best estimate of losses inherent in the loan receivables. The Company estimated expected loss for loans with different risk charateristics by using a method which involves the probability of default and loss given default assumption derived from applicable statistical models. The methodology requires the projection of future loan repayments based on assumptions which are impacted by reasonable and supportable forecasts. The expected loss is computed on individual loan basis. In addition, adjustments for qualitative factors are made to the ACLL when unique risk factors are identified and not considered within the models.

Given the significant amount of judgments required by management to estimate the ACLL, performing audit procedures to evaluate the reasonableness of the estimated ACLL required a high degree of audit judgment and increased effort, including the need to involve our credit specialists.

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

April 29, 2026

We have served as the Company’s auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Noah Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Noah Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 29, 2026 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2026

Noah Holdings Limited

Consolidated Balance Sheets

(Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	3,822,339	4,360,918	623,603
Restricted cash	8,696	11,143	1,593
Short-term investments (including short-term investments measured at fair value of RMB285,202 and RMB268,212 as of December 31, 2024 and 2025, respectively)	1,274,609	657,563	94,030
Accounts receivable, net of allowance for credit losses of RMB17,199 and RMB12,010 as of December 31, 2024 and 2025, respectively	473,490	420,132	60,078
Amounts due from related parties, net of allowance for credit losses of RMB7,484 and RMB8,168 as of December 31, 2024 and 2025, respectively	499,524	596,800	85,341
Loan receivables, net of allowance for credit losses of RMB74,059 and RMB79,570 as of December 31, 2024 and 2025, respectively	169,108	112,416	16,075
Other current assets	226,965	201,573	28,827
Total current assets	6,474,731	6,360,545	909,547
Long-term investments (including long-term investments measured at fair value of RMB703,246 and RMB790,747 as of December 31, 2024 and 2025, respectively)	971,099	1,172,012	167,595
Investment in affiliates	1,373,156	1,326,131	189,634
Property and equipment, net	2,382,247	2,356,440	336,966
Operating lease right-of-use assets, net	121,115	103,027	14,733
Deferred tax assets	319,206	310,287	44,370
Other non-current assets, net of allowance for credit losses of 13,431 and 13,431 as of December 31, 2024 and 2025, respectively	137,291	112,492	16,086
Total Assets	11,778,845	11,740,934	1,678,931
Liabilities and Equity
Current liabilities: (including amounts of the consolidated VIEs without recourse to Noah Holdings Ltd. See Note 2(b))
Accrued payroll and welfare expenses	412,730	407,558	58,280
Income tax payable	63,892	147,510	21,094
Deferred revenues	72,259	54,398	7,779
Contingent liabilities	476,107	505,496	72,285
Other current liabilities	404,288	312,240	44,650
Total current liabilities	1,429,276	1,427,202	204,088
Deferred tax liabilities	246,093	263,608	37,695
Operating lease liabilities, non-current	75,725	60,344	8,629
Other non-current liabilities	15,011	6,820	975
Total Liabilities	1,766,105	1,757,974	251,387
Contingencies
Shareholders’ equity:
Ordinary shares[1]: 1,000,000,000 ordinary shares authorized (US$0.00005 par value), 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 ordinary shares authorized (US$0.00005 par value), 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025	113	113	16
Treasury Stock	(53,345)	(4,102)	(587)
Additional paid-in capital	3,907,992	3,973,997	568,274
Retained earnings	5,904,540	5,815,092	831,547
Accumulated other comprehensive income	186,548	41,751	5,970
Total Noah Holdings Limited shareholders’ equity	9,945,848	9,826,851	1,405,220
Non-controlling interests	66,892	156,109	22,324
Total Shareholders’ Equity	10,012,740	9,982,960	1,427,544
Total Liabilities and Equity	11,778,845	11,740,934	1,678,931

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Operations

(Amount in Thousands, Except Share and Per Share Data)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	1,072,838	614,258	574,255	82,117
Recurring service fees	707,580	631,505	624,589	89,315
Performance-based income	16,344	47,841	116,247	16,623
Other service fees	270,579	186,108	161,299	23,065
Total revenues from others	2,067,341	1,479,712	1,476,390	211,120
Revenues from funds Gopher/Olive manages
One-time commissions	16,365	21,288	7,284	1,042
Recurring service fees	1,112,850	1,015,436	990,515	141,642
Performance-based income	121,265	104,898	155,598	22,250
Total revenues from funds Gopher/Olive manages	1,250,480	1,141,622	1,153,397	164,934
Total revenues	3,317,821	2,621,334	2,629,787	376,054
Less:VAT related surcharges	(23,125)	(20,352)	(19,547)	(2,795)
Net revenues	3,294,696	2,600,982	2,610,240	373,259
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(655,460)	(562,523)	(498,454)	(71,278)
Other compensations	(801,293)	(786,928)	(718,098)	(102,687)
Total compensation and benefits	(1,456,753)	(1,349,451)	(1,216,552)	(173,965)
Selling expenses	(485,778)	(269,038)	(242,808)	(34,721)
General and administrative expenses	(275,727)	(296,751)	(305,590)	(43,699)
Reversal of (provision for) credit losses	7,028	(23,882)	(52,226)	(7,468)
Other operating expenses, net	(112,506)	(93,210)	(62,872)	(8,991)
Government subsidies	126,955	65,239	46,472	6,645
Total operating cost and expenses	(2,196,781)	(1,967,093)	(1,833,576)	(262,199)
Income from operations	1,097,915	633,889	776,664	111,060
Other income (expense):
Interest income	161,926	155,751	127,547	18,239
Investment (loss) income	(61,486)	50,152	32,254	4,612
Reversal of settlement expenses	—	12,454	956	137
Contingent litigation expenses (reversal)	—	14,000	(50,182)	(7,176)
Other income (expense), net	10,892	1,359	(30,814)	(4,406)
Total other income	111,332	233,716	79,761	11,406
Income before taxes and income from equity in affiliates	1,209,247	867,605	856,425	122,466
Income tax expense	(262,360)	(268,591)	(297,811)	(42,586)
Income (loss) from equity in affiliates	54,128	(112,010)	(1,395)	(199)
Net income	1,001,015	487,004	557,219	79,681
Less: net (loss) income attributable to non-controlling interests	(8,479)	11,559	(1,638)	(234)
Net income attributable to Noah Holdings Limited shareholders	1,009,494	475,445	558,857	79,915
Net income per share:
Basic	2.91	1.36	1.60	0.23
Diluted	2.91	1.35	1.59	0.23
Weighted average number of shares used in computation:
Basic	347,369,860	350,847,647	348,774,922	348,774,922
Diluted	347,422,580	352,351,257	351,962,638	351,962,638

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

Noah Holdings Limited

Consolidated Statements of Comprehensive Income

(Amount in Thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income	1,001,015	487,004	557,219	79,681
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	76,990	112,131	(145,751)	(20,842)
Fair value fluctuation of available-for-sale investments, net of tax of nil (Note 5)	—	—	945	135
Comprehensive income	1,078,005	599,135	412,413	58,974
Less: comprehensive (loss) income attributable to non-controlling interests	(8,651)	11,758	(1,647)	(236)
Comprehensive income attributable to Noah Holdings Limited shareholders	1,086,656	587,377	414,060	59,210

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Changes in Equity

(Amount in Thousands, Except for Share Data)

										Total Noah
									Accumulated	Holdings
							Additional		Other	Limited		Total
	Class A		Class B				Paid-in	Retained	Comprehensive	Shareholders’	Non-controlling	Shareholders’
	Ordinary Shares[3]		Ordinary Shares[3]		Treasury Stock		Capital	Earnings	(Loss) Income	Equity	Interests	Equity
	Shares[2]	RMB[1]	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	313,019,320	105	—	—	—	—	3,803,183	5,604,954	(2,546)	9,405,696	94,779	9,500,475
Net income (loss)	—	—	—	—	—	—	—	1,009,494	—	1,009,494	(8,479)	1,001,015
Dividends (Note 20)	—	—	—	—	—	—	—	(177,502)	—	(177,502)	—	(177,502)
Share-based compensation(Note 13)	—	—	—	—	—	—	11,530	—	—	11,530	—	11,530
Ordinary shares issued for settlement, net (Note 14)	11,779,470	4	—	—	—	—	(4)	—	—	—	—	—
Ordinary shares issued for vesting of restricted share units	1,508,390	1	—	—	—	—	(1)	—	—	—	—	—
Ordinary shares issued for exercising of options	150	—	—	—	—	—	3	—	—	3	—	3
Other comprehensive income (loss) —foreign currency translation adjustments	—	—	—	—	—	—	—	—	77,162	77,162	(172)	76,990
Non-controlling interest capital injection	—	—	—	—	—	—	—	—	—	—	13,911	13,911
Impact of acquisition (Note 2(b))	—	—	—	—	—	—	—	—	—	—	68,018	68,018
Disposal of subsidiaries (Note 2(b))	—	—	—	—	—	—	—	—	—	—	(23,377)	(23,377)
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(6,925)	(6,925)
Distributions to non-controlling interests	—	—	—	—	—	—	(16,049)	—	—	(16,049)	(20,526)	(36,575)
Balance at December 31, 2023	326,307,330	110	—	—	—	—	3,798,662	6,436,946	74,616	10,310,334	117,229	10,427,563
Net income	—	—	—	—	—	—	—	475,445	—	475,445	11,559	487,004
Dividends (Note 20)	—	—	—	—	—	—	—	(1,007,851)	—	(1,007,851)	—	(1,007,851)
Share-based compensation (Note 13)	—	—	—	—	—	—	109,030	—	—	109,030	—	109,030
Ordinary shares issued for settlement, net (Note 14)	3,913,084	2	—	—	—	—	7,657	—	—	7,659	—	7,659
Ordinary shares issued for vesting of restricted share units, net of withheld for employee taxes	3,236,630	1	—	—	—	—	(7,443)	—	—	(7,442)	—	(7,442)
Repurchase of ordinary shares	—	—	—	—	(3,063,510)	(53,345)	—	—	—	(53,345)	—	(53,345)
Other comprehensive income—foreign currency translation adjustments	—	—	—	—	—	—	—	—	111,932	111,932	199	112,131
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(51,835)	(51,835)
Distributions to non-controlling interests	—	—	—	—	—	—	86	—	—	86	(10,260)	(10,174)
Balance at December 31, 2024	333,457,044	113	—	—	(3,063,510)	(53,345)	3,907,992	5,904,540	186,548	9,945,848	66,892	10,012,740
Net income (loss)	—	—	—	—	—	—	—	558,857	—	558,857	(1,638)	557,219
Dividends (Note 20)	—	—	—	—	—	—	—	(546,770)	—	(546,770)	—	(546,770)
Share-based compensation (Note 13)	—	—	—	—	—	—	66,881	—	—	66,881	—	66,881
Ordinary shares issued for settlement, net (Note 14)	3,793,471	2	—	—	—	—	953	—	—	955	—	955
Ordinary shares issued for vesting of restricted share units, net of withheld for employee taxes	3,177,685	1	—	—	—	—	(1,829)	—	—	(1,828)	—	(1,828)
Repurchase of ordinary shares	—	—	—	—	(3,994,350)	(52,295)	—	—	—	(52,295)	—	(52,295)
Other comprehensive loss—foreign currency translation adjustments	—	—	—	—	—	—	—	—	(145,742)	(145,742)	(9)	(145,751)
Divestment of non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,549)	(1,549)
Gain on change in fair value of available-for-sale securities	—	—	—	—	—	—	—	—	945	945	—	945
Retirement of treasury stock	(6,762,680)	(3)	—	—	6,762,680	101,538	—	(101,535)	—	—	—	—
Impact of acquisition	—	—	—	—	—	—	—	—	—	—	125,011	125,011
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(32,598)	(32,598)
Balance at December 31, 2025	333,665,520	113	—	—	(295,180)	(4,102)	3,973,997	5,815,092	41,751	9,826,851	156,109	9,982,960

The accompanying notes are an integral part of these consolidated financial statements.

1	The amount less than RMB 1 is rounded to zero.
2	As of December 31, 2025, 1,887,947 ordinary shares were issued in relation to the future share units for employees (Note 13) and settlement (Note 14) which is subject to future vesting. These shares are considered legally issued but not outstanding, which is not included in the share number presented herein.
3	Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effected in October 2023. See Note 2 for details.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	1,001,015	487,004	557,219	79,681
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from disposal of property and equipment	23,488	5,180	2,217	317
Depreciation expenses	158,082	156,683	156,901	22,437
Non-cash lease expenses	78,212	58,187	44,105	6,307
Reversal of settlement expenses	—	(12,454)	(956)	(137)
Share-based compensation expenses	11,530	109,030	66,881	9,564
Foreign exchange (gain) loss	(7,037)	383	25,960	3,712
(Income) loss from equity in affiliates, net of dividends	(19,340)	160,612	34,849	4,983
Gain from acquisition	(10,834)	—	—	—
(Reversal of) provision for credit losses	(7,028)	23,882	52,226	7,468
Impairment of long-term investments	13,343	1,000	—	—
Fair value losses in the consolidated funds	7,513	—	2,450	350
Fair value losses (gains) of equity investments measured at fair value	43,113	(7,808)	23,658	3,383
Changes in operating assets and liabilities:
Accounts receivable	258	22,939	40,420	5,780
Amounts due from related parties	94,367	(169,616)	(68,552)	(9,803)
Other current assets	(51,245)	(20,715)	15,801	2,260
Other non-current assets	(37,761)	8,954	21,275	3,042
Accrued payroll and welfare expenses	(104,904)	(151,367)	(5,172)	(740)
Income tax payable	(37,154)	(25,802)	83,618	11,957
Deferred revenues	4,857	(565)	(17,862)	(2,554)
Other current liabilities	225,565	(227,386)	(75,932)	(10,858)
Other non-current liabilities	(32,100)	(12,649)	(8,192)	(1,171)
Contingent liabilities	(99,000)	—	51,225	7,325
Lease assets and liabilities	(78,208)	(58,030)	(47,201)	(6,750)
Trading debt securities	124,005	(56,103)	(4,762)	(681)
Deferred tax assets and liabilities	17,583	95,977	26,433	3,780
Net cash provided by operating activities	1,318,320	387,336	976,609	139,652
Cash flows from investing activities:
Purchases of property and equipment	(157,922)	(82,175)	(134,142)	(19,182)
Purchase of held-to-maturity investments	(489,941)	(1,644,317)	(1,444,530)	(206,565)
Proceeds from redemption of held-to-maturity investments	257,474	668,548	1,867,102	266,992
Purchases of short-term equity securities	(16)	(90,010)	—	—
Proceeds from short-term equity securities	2,718	9,463	12,874	1,841
Purchase of other long-term investments	—	(9,907)	(28,479)	(4,072)
Proceeds from sale of other long-term investments	4,087	16,782	42,634	6,097
Purchase of investments held by consolidated funds	(42,206)	(662)	—	—
Proceeds from investments held by consolidated funds	32,905	83,498	51,273	7,332
Loans to related parties	(84,341)	(17,915)	(44,056)	(6,300)
Principal collection of loans to related parties	41,619	80,070	14,649	2,095
Loans disbursement to third parties	(18,029)	(1,843)	(313)	(45)
Principal collection of loans originated to third parties	221,251	135,320	26,624	3,807
Increase in investments in affiliates	(53,620)	(32,133)	(48,240)	(6,898)
Capital return from investments in affiliates	63,857	44,462	34,135	4,881
Acquisitions, net of cash acquired	(24,977)	—	(50,077)	(7,161)
Net cash (used in) provided by investing activities	(247,141)	(840,819)	299,454	42,822

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Consolidated Statements of Cash Flows

(Amount in Thousands)

	Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	3	—	—	—
Contribution from non-controlling interests	13,911	—	—	—
Distributions to non-controlling interests	(23,584)	(10,174)	(32,598)	(4,661)
Divestment of non-controlling interests	(6,925)	(51,835)	(1,549)	(222)
Payment for repurchase of ordinary shares	—	(53,345)	(52,295)	(7,478)
Dividend paid (Note 20)	(177,502)	(1,007,851)	(546,770)	(78,187)
Payment for withholding tax related to share-based compensation	—	(7,351)	(1,828)	(262)
Payments of assumed liability resulting from certain asset acquisition	(5,738)	(3,648)	(506)	(72)
Net cash used in financing activities	(199,835)	(1,134,204)	(635,546)	(90,882)
Effect of exchange rate changes	48,098	72,162	(99,491)	(14,227)
Net increases(decrease) in cash, cash equivalents and restricted cash	919,442	(1,515,525)	541,026	77,365
Cash, cash equivalents and restricted cash—beginning of the year	4,434,618	5,354,060	3,838,535	548,903
Cash, cash equivalents and restricted cash—end of the year	5,354,060	3,838,535	4,379,561	626,268
Supplemental disclosure of cash flow information:
Cash paid for income taxes	285,507	203,673	187,464	26,807
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment in other current liabilities	37,018	30,749	25,888	3,702
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	92,401	94,889	52,468	7,503
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	5,192,127	3,822,339	4,360,918	623,603
Restricted cash	154,433	8,696	11,143	1,593
Restricted cash – non-current included in other non-current assets	7,500	7,500	7,500	1,072
Total cash, cash equivalents and restricted cash	5,354,060	3,838,535	4,379,561	626,268

The accompanying notes are an integral part of these consolidated financial statements.

Noah Holdings Limited

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023, 2024 and 2025

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

In October 2023, ordinary shares of par value of US$0.0005 each was subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Share Subdivision”). All share and per share amounts for all periods presented have been retrospectively adjusted to reflect the Share Subdivision.

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

The Company believes that its corporate structure and the contractual arrangements do not result in a violation of the current applicable PRC laws and regulations. The Company’s PRC Legal Adviser, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the contractual arrangements among the Company’s wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, the Company has been further advised by its PRC Legal Adviser that as there are certain uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that the Group’s funds are directly or indirectly investing into, would agree that the Company’s corporate structure or any of the contracts under the contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

During the year ended December 31, 2023, the Group consolidated an investment fund upon the acquisition of partial investment as it was the primary beneficiary of the fund. As of the date of consolidation, the Group’s total assets, total liabilities and non-controlling interests were increased by RMB68.6 million, RMB0.6 million and RMB68.0 million, respectively. The Group deconsolidated two investment funds upon the withdrawal of partial investment as they were no longer the primary beneficiary of the funds for the year ended December 31, 2023. Upon the deconsolidation, the Group’s total assets and non-controlling interests were reduced by RMB23.4 million and RMB23.4 million, respectively.

During the year ended December 31, 2025, the Group made investments in two funds of RMB35.3 million and RMB19.6 million, respectively. Upon acquisition of the partial investments, the Group consolidated these two funds as it was deemed the primary beneficiary of the funds. As a result of such consolidation, the Group’s total assets, total liabilities and non-controlling interests increased by RMB127.0 million, RMB2.0 million and RMB125.0 million, respectively.

The Group assessed whether it was the primary beneficiary and consolidated or deconsolidated several funds during the years ended December 31, 2023, 2024 and 2025, other than the transaction described herein, the impact of which was immaterial.

The following amounts of Noah Investment and its subsidiaries and the consolidated funds were included in the Group’s consolidated financial statements and are presented before the elimination of intercompany transactions with the non-VIE subsidiaries of the Group.

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Cash and cash equivalents	705,010	522,174	74,670
Restricted cash	5,877	2,315	331
Short-term investments	375,226	276,969	39,606
Accounts receivable, net	28,542	15,053	2,153
Amounts due from related parties, net	224,734	292,025	41,759
Amounts due from the Group’s subsidiaries*	621,944	931,941	133,266
Loans receivable, net	56,674	35,095	5,019
Other current assets	154,279	132,673	18,972
Long-term investments	605,840	859,495	122,906
Investment in affiliates	729,942	621,733	88,907
Property and equipment, net	86,953	109,263	15,624
Operating lease right-of-use assets, net	3,493	8,497	1,215
Deferred tax assets	108,564	145,018	20,737
Other non-current assets	15,274	20,375	2,914
Total assets	3,722,352	3,972,626	568,079
Accrued payroll and welfare expenses	97,459	81,945	11,718
Income tax payable	90,665	75,726	10,829
Deferred revenues	2,166	4,555	651
Other current liabilities	142,918	183,702	26,269
Deferred tax liabilities	59,804	44,242	6,327
Other non-current liabilities	9,226	1,774	254
Operating lease liabilities, non-current	1,582	4,347	622
Total liabilities	403,820	396,291	56,670

*Amounts due from the Group’s subsidiaries are eliminated in the process of preparing the consolidated balance sheets.

	Year Ended December 31,
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Revenues from others
One-time commissions	371,863	44,202	19,333	2,765
Recurring service fees	4,083	21,925	21,158	3,026
Other service fees	37,251	113,089	109,135	15,606
Total revenues from others	413,197	179,216	149,626	21,397
Revenues from funds Gopher manages
One-time commissions	4,135	1,178	3,196	457
Recurring service fees	569,458	475,180	479,724	68,600
Performance-based income	10,414	22,962	8,426	1,205
Total revenues from funds Gopher manages	584,007	499,320	491,346	70,262
Total revenues(1)	997,204	678,536	640,972	91,659
Less: VAT related surcharges	(4,538)	(1,740)	(789)	(113)
Net revenues	992,666	676,796	640,183	91,546
Total operating cost and expenses(2)	(740,138)	(704,101)	(485,485)	(69,423)
Total other (loss) income	(11,197)	11,769	(221,927)	(31,735)
Net income (loss)	212,334	(112,011)	(179,807)	(25,712)
Net income (loss) attributable to Noah Holdings Limited shareholders	215,954	(122,393)	(180,340)	(25,788)
Cash flows used in operating activities(3)	(7,660)	(394,848)	(289,952)	(41,463)
Cash flows (used in) provided by investing activities	(131,120)	(284,130)	103,554	14,808
(1)	The total revenues include intragroup transactions amounted to RMB19,591, RMB99,107 and RMB90,644 for the years ended December 31, 2023, 2024 and 2025, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(2)	The total operating cost and expenses include intragroup transactions amounted to RMB359,075, RMB273,964 and RMB132,791 for the years ended December 31, 2023, 2024 and 2025, respectively, which were eliminated in the process of preparing the consolidated statements of operations.
(3)	Cash flows used in operating activities in 2023, 2024 and 2025 include amounts due from the Group’s subsidiaries of RMB149,250, RMB647,424 and RMB931,941 (US$133,266).

The VIEs contributed an aggregate of 30.1%, 26.0% and 24.5% of the consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively and an aggregate 21.2%, (23.0)% and (32.3%) of the consolidated net income for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs accounted for an aggregate of 31.6% and 33.8%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

As of December 31, 2024 and 2025, the Group had some variable interests in various investment funds and contractual funds that were VIEs but were not consolidated by the Group as the Group was not determined to be the primary beneficiary of the funds. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investments in affiliates as well as debt securities investments recorded in short-term investments and long-term investments in the consolidated balance sheet, and (ii) any management fee and/or carried interest receivables as well as loans to the funds recorded in amounts due from related parties. The following table summarizes the Group’s maximum exposure to loss associated with identified non-consolidated VIEs in which it holds variable interests as of December 31, 2024 and 2025, respectively.

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Amounts due from related parties	20,802	4,045	578
Investments	498,614	490,154	70,091
Maximum exposure to loss in non-consolidated VIEs	519,416	494,199	70,669

The Group has not provided other forms of financial support to these non-consolidated VIEs during the years ended December 31, 2023, 2024 and 2025, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these non-consolidated VIEs as of December 31, 2024 and 2025.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of Level 3 investments, assumptions related to the consolidation of entities in which the Group holds variable interests and loss contingencies.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties, loan receivables, and investments. All of the Group’s cash and cash equivalents and more than half of investments are held at financial institutions, Group’s management believes, to be high credit quality. The Group also invests in equity securities of private companies, of which no single equity security accounted for more than 3% of total assets as of December 31, 2024, and 2025. In addition, the Group’s investment policy limits its exposure to concentrations of credit risk.

Credit of lending business is controlled by the application of credit approvals, limits and monitoring procedures. To minimize credit risk, the Group requires collateral in form of right to securities. The Group identifies credit risk on a customer by customer basis. The information is monitored regularly by management.

There were no investment product providers which accounted for 10% or more of total revenues for the years ended December 31, 2023, 2024 and 2025.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. Any dividends received from affiliated companies are recorded as a reduction to the investment balance. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

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

(f) Fair Value of Financial Instruments

The Group records certain of its financial instruments at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

As of December 31, 2024 and 2025, cash and cash equivalents of RMB11,390 and RMB12,853, respectively, was held by the consolidated funds. Cash and cash equivalents held by the consolidated funds represents cash that, although not legally restricted, is not available to general liquidity needs of the Group as the use of such funds is generally limited to the investment activities of the consolidated funds.

(h) Restricted Cash

The Group’s restricted cash primarily represents cash legally set aside for specified purposes, including cash deposits required by China Insurance Regulatory Commission for entities engaging in insurance agency or brokering activities in the PRC, which cannot be withdrawn without the written approval of the China Insurance Regulatory Commission.

(i) Investments

The Group invests in debt securities and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity. The Group also invests in term deposits and records them as investments if they have original maturities longer than three months.

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

The Group records equity investments that are not subject to equity method of accounting at fair value, with gains or losses recorded through net earnings. In accordance with ASC 321, the Group elects the measurement alternative and records certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes. The Group continues to apply the alternative measurement guidance until the investments have readily determinable fair values or become eligible for the NAV practical expedient. The Group may subsequently elect to measure such investments at fair value and the election of changing measurement approach is irrevocable.

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

The following schedule shows the effects of changes in the Company’s ownership interest in less than wholly owned subsidiaries on equity attributable to Noah Holdings Limited shareholders:

	Years Ended December 31,
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income attributable to Noah Holdings Limited shareholders	1,009,494	475,445	558,857	79,915
Transfers (to) from the non-controlling interests:
Increase in Noah’s capital from contribution of non-controlling interests	—	86	—	—
Decrease in Noah’s equity from distributions to non-controlling interests	(16,049)	—	—	—
Net transfers (to) from non-controlling interests	(16,049)	86	—	—
Change from net income attributable to Noah Holdings Limited shareholders and transfers (to) from non-controlling interests	993,445	475,531	558,857	79,915

(k) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures and equipment	3 - 5 years
Motor vehicles	5 years
Software	2 - 5 years
Building improvements	10 years
Buildings	22 - 30 years

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

The following table summarizes the Group’s main revenue streams from contracts with its customers:

Revenue Streams	Performance Obligation Satisfied Over Time or Point In Time	Payment Terms	Variable or Fixed Considerations
One-time commissions - Fund distribution services	Point in time	Typically paid within a month after investment product established	Fixed
One-time commissions - Insurance brokerage services	Point in time	Typically paid within a month after insurance policy issued and/or renewed	Fixed and variable
Recurring service fees	Over time	Typically quarterly, semi-annually or annually	Fixed and Variable
Performance-based income	Point in time	Typically paid shortly after the income has been determined	Variable
Lending services	Over time	Typically monthly in arrears	Fixed

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

Contract liability

Contract liability (deferred revenue) relates to unsatisfied performance obligations at the end of each reporting period which consists of cash payment received in advance for recurring service fees and/or from customers of investment management services. The prepayment was normally paid on a quarterly basis and the majority of the performance obligations are satisfied within one year. The amount of revenue recognized in 2023, 2024 and 2025 that was included in deferred revenue balance at the beginning of the year was RMB54.2 million, RMB42.6 million and RMB41.3 million, respectively.

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

(r) Government Subsidies

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for investing in certain local districts, and are typically granted based on the amount of investment made by the Group in form of registered capital or taxable income generated by the Group in these local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to whether the Group has met all criteria to be entitled to the subsidies. The Group does not in all instances receive written confirmation from local governments indicating the approval of the cash subsidy before cash is received. Cash subsidies received were RMB126,955, RMB65,239 and RMB 46,472 for the years ended December 31, 2023, 2024 and 2025, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(s) Net Income per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible notes and ordinary shares issuable upon the exercise of stock options and vest of non-vested restricted shares units. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

(t) Leases

The Group as a lessee

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet and operating lease liabilities - short-term are recorded within other current liabilities. Operating lease assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The Group uses its estimated incremental borrowing rates as of the commencement date in determining the present value of lease payments. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings, as applicable. Variable components of the lease payments such as utilities, maintenance costs are expensed as incurred and not included in determining the present value. The lease terms include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group considers these options, which may be elected at the Group’s sole discretion, in determining the lease term on a lease-by-lease basis. Lease expense is recognized on a straight-line basis over the lease term.

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

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.9931 on December 31, 2025, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

The following table summarizes the changes of allowances for each category of affected assets for the years ended December 31, 2023, 2024 and 2025, respectively:

	Amounts due	Accounts	Other current	Other non-current
	from related parties	receivable	assets	assets
	RMB	RMB	RMB	RMB
Balance at beginning of 2023	25,666	3,647	—	—
Provisions	2,602	4,979	—	—
Reversal	(4,670)	(1,764)	—	—
Write off	(610)	—	—	—
Foreign currency adjustment	406	—	—	—
Balance at end of 2023	23,394	6,862	—	—
Provisions	1,829	12,768	—	13,227
Reversal	—	(5,218)	—	—
Write off	(16,427)	—	—	—
Foreign currency adjustment	(1,312)	2,787	—	204
Balance at end of 2024	7,484	17,199	—	13,431
Provisions	5,374	22,262	8,366	—
Reversal	(3,466)	(9,324)	—	—
Write off	(1,224)	(18,066)	(8,366)	—
Foreign currency adjustment		(61)	—	—
Balance at end of 2025	8,168	12,010	—	13,431

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

(aa) Contingencies

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrues a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made. See Note 19 “Contingencies,” for further information.

(bb) Accounting Standards Issued and Implemented This Year

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures. This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under ASC 740 (see Note 10).

(cc) Accounting Standards Issued But Not Yet Implemented

In November 2024 and January 2025, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amended guidance requires disaggregation of certain expense captions into specified natural expense categories in the disclosures within the notes to the financial statements. In addition, the guidance requires disclosure of selling expenses and its definition. The new guidance is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied either prospectively or retrospectively. The Group is evaluating the impact this amended guidance may have on the notes to the consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the year ending December 15, 2026. Early adoption is permitted. The Group is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years with early adoption permitted. The Group is currently assessing the effect of this update on its disclosure.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Year Ended December 31,
	(Amount in Thousands, Except Share and Per Share Data)
	2023	2024	2025
	Ordinary Shares	Ordinary Shares	Ordinary Shares
Net income attributable to ordinary shareholders	1,009,494	475,445	558,857
Weighted average number of ordinary shares outstanding—basic	347,369,860	350,847,647	348,774,922
Plus: effect of dilutive non-vested restricted share units	52,720	1,503,610	3,187,716
Weighted average number of ordinary shares outstanding—diluted	347,422,580	352,351,257	351,962,638
Basic net income per share	2.91	1.36	1.60
Diluted net income per share	2.91	1.35	1.59

Shares issuable to the investors of Camsing Incident (as defined in Note 14) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended December 31,
	2023	2024	2025
Share options	7,359,150	329,606	—
Non-vested restricted shares units under share incentive plan	1,738,010	374,957	520,235
Total	9,097,160	704,563	520,235

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Short-term investments
Held-to-maturity investments and term deposits	989,407	389,351	55,676
Available-for-sale investments	—	32,481	4,645
Trading debt securities	140,960	145,722	20,838
Equity securities measured at fair value	91,497	90,009	12,871
Investments held by consolidated investment funds measured at fair value	52,745	—	—
Total short-term investments	1,274,609	657,563	94,030
Long-term investments
Held-to-maturity investments and term deposits	229,891	355,803	50,878
Available-for-sale investments	31,536	—	—
Other long-term investments
- Investments measured at fair value	600,697	545,808	78,051
- Investments measured at cost less impairment	37,962	25,462	3,640
Total other long-term investments	638,659	571,270	81,691
Investments held by consolidated investment funds measured at fair value	71,013	244,939	35,026
Total long-term investments	971,099	1,172,012	167,595

The Group invests in term deposits and held-to-maturity debt investments which have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost. Current term deposits are bank deposits with original maturities longer than three months but less than one year. Non-current term deposits are bank deposits with maturities longer than one year. The Group recorded investment income on these products of RMB7,382, RMB53,724 and RMB47,476 for the years ended December 31, 2023, 2024 and 2025, respectively. The gross unrecognized holding gain was RMB6,239, RMB13,474 and RMB16,999 as of December 31, 2023, 2024 and 2025, respectively. No credit loss related to held-to-maturity investments and term deposits was recognized for the years ended December 31, 2023, 2024 and 2025.

Available-for-sale investments consist of investments that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. As of December 31, 2025, RMB32,481 of available-for-sale investments will mature in 2026. The amortized cost of the available-for-sale investments as of December 31, 2024 and 2025 was 31,536 and RMB32,481, respectively. No credit loss related to available-for-sale investments was recognized for the years ended December 31, 2023, 2024 and 2025.

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

Other long-term investments consist of investments in several private equity funds as a limited partner with insignificant equity interest and equity investments of common shares of several companies with no significant influence. The Group elects to measure these investments at fair value or at cost, less impairment. The Group recognized impairment loss related to investments measured at cost, less impairment, of RMB13,343, RMB1,000 and nil in investment income (loss) for the years ended December 31, 2023, 2024 and 2025, respectively.

5. Fair Value Measurement

As of December 31, 2024 and 2025, information about (i) inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition and (ii) investments measured at NAV or its equivalent as a practical expedient is as follows:

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2024	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs
Description	thousands)	(Level 1)	(Level 2)	(Level 3)	NAV
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Trading debt securities	140,960	140,960	—	—	—
Equity securities measured at fair value	91,497	91,497	—	—	—
Investments held by consolidated investment fund	52,745	52,745	—	—	—
Long-term investments
Investments held by consolidated investment fund	71,013	—	—	15,777	55,236
Other long-term investments measured at fair value	600,697	—	31,988	546,130	22,579
Available-for-sale investments	31,536	—	31,536	—	—

		Fair Value Measurements at Reporting Date Using
		(Amount in Thousands)
		Quoted Prices
	As of	in Active	Significant
	December 31,	Markets for	Other	Significant
	2025	Identical	Observable	Unobservable
	(Amounts in	Assets	Inputs	Inputs
Description	thousands)	(Level 1)	(Level 2)	(Level 3)	NAV
	RMB	RMB	RMB	RMB	RMB
Short-term investments
Trading debt securities	145,722	145,722	—	—	—
Equity securities measured at fair value	90,009	90,009	—	—	—
Available-for-sale investments	32,481	—	32,481	—	—
Long-term investments
Investments held by consolidated investment fund	244,939	—	173,926	15,777	55,236
Other long-term investments measured at fair value	545,808	—	131,478	393,746	20,584

Short-term trading debt securities investments are classified as Level 1 because they are valued using quoted prices of the same securities. Short-term equity securities measured at fair value are valued based on the quoted stock price of its investees in the active market and are classified within Level 1.

As of December 31, 2025, the Group had several consolidated investment funds whose underlying investments are mainly equity shares of listed companies or private companies, bonds, asset management plans, and crypto asset loan receivable (stablecoin lending). The equity shares of listed companies and the bonds issued by public companies, whose fair value are determined by their quoted price in active markets, are classified as Level 1. The fair value of private company equity shares is determined by the latest transaction price, and therefore classified as Level 2. The fair value of crypto asset loan receivable is determined based on the related interest rates indicated in the loan agreement and the primary market price of the underlying crypto assets, and classified as Level 2.

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

A reconciliation of the beginning and ending balances of the investments measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2025, presented as follows:

RMB
(Amount in Thousands)
Level 3 investments as of January 1, 2025	561,907
Transfer of investment in fair value hierarchy from Level 2 to Level 3	22,081
Transfer of investment in fair value hierarchy from Level 3 to Level 2	(101,008)
Changes in fair value included in investment income (loss)	(68,409)
Settlements	(1,944)
Foreign currency translation adjustments	(3,104)
Level 3 investments as of December 31, 2025	409,523
Changes in net unrealized gains included in investment income (loss) related to Level 3 investments still held as of December 31, 2025	(68,409)

Total realized and unrealized gains and losses recorded for Level 3 investments are reported in investment income (loss) in the consolidated statements of operations.

Certain equity investments was previously valued based on recent observable transaction prices, classified within Level 2 of the fair value hierarchy. However, as no observable transactions of the investments occurred since 2024, the Group’s valuation methodology in 2025 for these investments involved significant unobservable inputs that required significant judgment or estimation. Hence such investments were classified within Level 3 measurement for the year ended December 31, 2025.

Certain equity investment was previously valued using significant unobservable inputs that required significant judgment or estimation and classified within Level 3 of the fair value hierarchy. Observable transaction for this investment occurred during the year ended December 31, 2025, and therefore classified to Level 2 measurement during the period.

Fair value measurement on a non-recurring basis for the year ended December 31, 2024 included that used in impairment of investments measured at cost less impairment (see Note 4) which was classified as a Level 2 fair value measurement, respectively.

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

6. Investments in Affiliates

The following table summarizes the Group’s balances of investments in affiliates:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Kunshan Jingzhao	8,284	800	114
Wanjia Win-Win	86,896	80,215	11,471
Others	9,488	6,781	970
Funds that the Group serves as general partner	1,268,488	1,238,335	177,079
-Gopher/Olive Transform Private Fund	81,390	70,260	10,047
-Real estate funds and real estate funds of funds	84,221	114,382	16,356
-Private equity funds of funds	1,066,320	1,020,060	145,867
-Others	36,557	33,633	4,809
Total investments in affiliates	1,373,156	1,326,131	189,634

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

The Group recognized impairment losses totaling nil, nil and RMB7,484 related to investments in affiliates for the years ended December 31, 2023, 2024 and 2025, respectively, which are recorded in income (loss) from equity in affiliates in the consolidated statements of operations.

Summarized financial information

The following table shows summarized financial information relating to the balance sheets for the Group’s equity method investments assuming 100% ownership as of December 31, 2024 and 2025:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Balance sheet data:
Current assets	2,473,533	2,427,654	347,150
Non-current assets	38,956,919	34,824,283	4,979,806
Current liabilities	908,774	1,147,596	164,104
Non-current liabilities	979,398	346,854	49,599

The following table shows summarized financial information relating to the statements of operations for the Group’s equity method investments assuming 100% ownership for the years ended December 31, 2023, 2024 and 2025:

	Year Ended December 31,
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating data:
Revenue	166,859	123,474	89,753	12,835
(Loss) Income from operations	(167,920)	(756,712)	119,493	17,087
Net realized and unrealized gains (loss) from investments	1,357,034	594,507	(962,161)	(137,587)
Net income (loss)	1,204,643	(157,665)	(845,817)	(120,950)

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Buildings	2,478,741	2,531,411	361,987
Leasehold and building improvements	175,037	197,308	28,215
Furniture, fixtures and equipment	150,902	133,783	19,131
Motor vehicles	7,015	3,374	482
Software	227,194	237,787	34,003
	3,038,889	3,103,663	443,818
Accumulated depreciation	(674,833)	(773,240)	(110,572)
	2,364,056	2,330,423	333,246
Construction in progress	18,191	26,017	3,720
Property and equipment, net	2,382,247	2,356,440	336,966

Depreciation expense was RMB158,082, RMB156,683 and RMB156,901 for the years ended December 31, 2023, 2024 and 2025, respectively.

8. Other Current Liabilities

Components of other current liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Payables to suppliers	122,623	126,192	18,045
Accrued expenses	60,753	45,810	6,551
Advance from customers	26,981	25,335	3,623
Deposits from other business	11,673	12,711	1,818
Payable to individual investors of other business	15,381	3,843	550
Payable for purchases of property and equipment	30,749	25,888	3,702
Other tax payable	41,833	27,646	3,953
Operating lease liability - current	44,888	39,185	5,603
Payable for litigation	44,548	—	—
Other payables	4,859	5,630	805
Total	404,288	312,240	44,650

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

Revenues by timing of recognition are analyzed as follows:

	Year Ended December 31,
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue recognized at a point in time	1,408,389	904,274	938,930	134,265
Revenue recognized over time	1,909,432	1,717,060	1,690,857	241,789
Total revenues	3,317,821	2,621,334	2,629,787	376,054

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Shanghai Nuorong Information Technology Co., Ltd., a subsidiary of the Company, obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in December 2022 and such preferential income tax rate expired in December 2025.

Income before income taxes consists of:

	Year Ended December 31,
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Mainland China	283,045	493,222	262,453	37,530
Hong Kong	743,619	237,512	326,646	46,710
Cayman Islands	6,537	13,409	155,896	22,293
Others	176,046	123,462	111,430	15,933
Total	1,209,247	867,605	856,425	122,466

The income tax expense comprises:

	Year Ended December 31,
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current Tax	248,353	177,872	271,069	38,762
Deferred Tax	14,007	90,719	26,742	3,824
Total	262,360	268,591	297,811	42,586

The table below provides the updated requirements of ASU No. 2023-09 for 2025. See Note 2 - Summary of Significant Accounting Policies for additional details on the adoption of ASU No. 2023-09.

The effective income tax rate from continuing operation is different from the expected PRC statutory rate for the year ended December 31, 2025 as a result of the following items:

	Year Ended December 31, 2025
	RMB	Percent
Income before provision for income tax	856,425
PRC income tax rate	214,107	25.00%
Foreign Tax Effects
Hong Kong
Statutory tax rate difference between Hong Kong and PRC	(27,659)	(3.23)%
Nontaxable or Nondeductible Items	(10,836)	(1.27)%
Changes in Valuation Allowances	1,659	0.19%
Others	1,873	0.22%
Cayman Islands
Statutory tax rate difference between Cayman and PRC	(38,907)	(4.54)%
Others	(73)	(0.01)%
Other foreign jurisdictions	5,563	0.65%
Nontaxable or nondeductible items	(24,337)	(2.84)%
Changes in valuation allowances	107,943	12.60%
Effect of cross-border tax laws	75,072	8.77%
Effect of others	(6,594)	(0.77)%
Effective tax rate	297,811	34.77%

The aggregate amount and per share effect of the tax holidays (including effect of timing difference reversed in the year with different rate) are as follows:

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Aggregate	6,807	12,407	1,850	265
Per share effect-basic	0.02	0.04	0.01	0.00
Per share effect-diluted	0.02	0.04	0.01	0.00

The income tax expense comprises:

The Group presents the following amount within its income tax paid disclosure for the year ended December 31, 2025.

Year Ended
December 31, 2025
RMB
PRC	49,255
Hong Kong	57,476
Cayman Islands	39,703
Others	41,030
Total income tax paid	187,464

As previously disclosed for the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, the effective income tax rate from continuing operation is different from the expected PRC statutory rate as a result of the following items:

	Year Ended December 31,
	2023	2024
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	0.33%	1.49%
Effect of tax-free investment income	(2.13)%	(0.78)%
Effect of different tax rate of subsidiary in other jurisdiction	(6.12)%	(1.81)%
Effect of deferred tax assets allowance	2.78%	6.50%
Effect of tax holidays	(0.56)%	(1.43)%
Effect of income from equity in fund of fund	1.03%	(2.60)%
Effect of dividend withholding tax	1.26%	2.92%
Effect of true-ups	0.33%	1.30%
Effect of others	(0.22)%	0.37%
Effective tax rate	21.70%	30.96%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Accrued expenses and payroll	55,061	39,407	5,635
Tax loss carry forward	521,234	421,250	60,238
Unrealized other loss	13,132	30,930	4,423
Provision for impairment of investments	44,837	49,768	7,117
Provision for allowance of credit losses	39,099	38,592	5,519
Provision for contingent liability	24,758	—	—
Others	4,479	1,037	148
Gross deferred tax assets	702,600	580,984	83,080
Valuation allowance	(364,750)	(253,018)	(36,181)
Deferred tax assets	337,850	327,966	46,899
Deferred tax liabilities:
Unrealized investment income	67,073	50,455	7,215
Timing difference on revenue recognition	16,895	16,895	2,416
Dividend withholding tax	—	35,000	5,005
Acquired deferred tax liabilities	180,769	178,935	25,587
Deferred tax liabilities	264,737	281,285	40,223

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

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2025, operating loss carry forward amounted to RMB2,267,328 for the PRC and Hong Kong income tax purpose. According to the Article 18 of the PRC Tax Law, the enterprise can carry over the losses to the succeeding five tax years, tax loss carried forward that the Group recognized for PRC subsidiaries and VIEs will begin to expire from 2026 to 2030.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The movements of valuation allowance of deferred tax assets are as follows:

	For the year ended December 31,
	(Amount in Thousands)
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	333,467	319,780	364,750
Provided	41,912	58,979	96,610
Addition due to acquisition	5,615	—	—
Write off	(52,995)	(11,425)	(1,853)
Reversal	(8,219)	(2,584)	(206,489)
Balance at ending of the year	319,780	364,750	253,018

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Group has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The accumulated undistributed earnings of the Group’s PRC subsidiaries were RMB5.1 billion and RMB4.4 billion as of December 31, 2024 and 2025, respectively. The Considering the Company’s annual dividend plan, the board of Noah Group has approved to distribute cash dividends of RMB350.0 million to the Company, and the Group recorded a deferred tax liability of RMB35.0 million as of December 31,2025 accordingly. The remaining undistributed earnings of the Group’s PRC subsidiaries would be indefinitely reinvested.

Aggregate undistributed earnings of the Group’s VIE companies located in the PRC that are available for distribution to the Group were approximately RMB3.3 billion and RMB3.0 billion as of December 31, 2024 and 2025, respectively. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group did not record any uncertain tax positions during the years ended December 31, 2023, 2024 and 2025. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

11. Loans Receivable, Net

Loans receivable as of December 31, 2024 and 2025 consist of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2024
	RMB	RMB	US$
Loans receivable:
-Within credit term	41,423	12,937	1,850
-Past due	201,744	179,049	25,604
Total loans receivable	243,167	191,986	27,454
Allowance for credit losses	(74,059)	(79,570)	(11,379)
Loans receivable, net	169,108	112,416	16,075

The loan interest rates range between 3.9% and 13.0% for the year ended December 31, 2025. Short-term loans are recorded within loans receivables, net, and long-term loans of RMB33.1 million were recorded in other non-current assets as of December 31, 2025. RMB241.2 million and RMB192.0 million of the loans is secured by collateral as of December 31, 2024 and 2025 respectively.

The following table presents the aging analysis of non-purchased past due loans receivable as of the years ended December 31, 2024 and 2025:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Past due within 1 year	23,662	29,777	4,258
Past due more than 1 year	59,946	75,046	10,731
Total non-purchased past due loans	83,608	104,823	14,989

The Group also purchased past due loans from third parties with the amount of RMB1.8 million and RMB0.5 million for the years ended December 31, 2024 and 2025, respectively. The purchased past due loans of RMB19.4 million and RMB6.4 million were collected or transferred to other investors, for the years ended December 31, 2024 and 2025, respectively. The Group determined the credit deterioration of purchased past due loans has not been more than insignificant since origination.

The following table presents the activity in the allowance for credit losses for loans receivable as of and for the years ended December 31, 2024 and 2025.

RMB
(Amount in Thousands)
Loans receivable—December 31, 2023	79,510
Provisions	7,353
Reversal	(6,077)
Write off	(6,727)
Loans receivable—December 31, 2024	74,059
Provisions	29,014
Write off	(23,503)
Loans receivable—December 31, 2025	79,570

12. Lease

As a lessee:

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to ten years. Lease costs are included in either selling or general and administrative expenses depending on the use of the underlying asset. Operating lease expenses, including the short-term lease cost which was immaterial, were RMB85,745, RMB64,398 and RMB50,934 for the years ended December 31, 2023, 2024 and 2025, respectively. Cash payments against operating lease liabilities were RMB59,837 and RMB47,627 for the years ended December 31, 2024 and 2025, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Operating leases:
Operating lease right-of-use assets	121,115	103,027	14,733

Current portion of lease liabilities	44,888	39,185	5,603
Non-current portion of lease liabilities	75,725	60,344	8,629
Total operating lease liabilities	120,613	99,529	14,232

Weighted average remaining lease term (years)	3.74	2.47
Weighted average discount rate	3.14%	5.87%

The maturities of operating lease liabilities for the next five years and thereafter as of December 31, 2024 and 2025, are as follows:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Within 1 year	47,208	43,319	6,194
Between 1 and 2 years	38,430	42,603	6,092
Between 2 and 3 years	27,363	16,539	2,365
Between 3 and 4 years	9,960	527	75
Between 4 and 5 years	527	—	—
Total lease payment	123,488	102,988	14,726
Less imputed interest	(2,875)	(3,459)	(494)
Total	120,613	99,529	14,232

13. Share-Based Compensation

The following table presents the Group’s share-based compensation expense by type of award:

	Year Ended December 31,
	(Amounts in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Share options	1,883	(1,230)	(267)	(38)
Non-vested restricted share units	9,647	110,260	67,148	9,602
Total share-based compensation	11,530	109,030	66,881	9,564

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

Non-vested Restricted Shares Units:

A summary of non-vested restricted share units activity during the year ended December 31, 2025 is presented below:

		Weighted-
	Number of	average
	non-vested	grant-
	restricted	date fair
Non-vested restricted shares	shares units	value
		RMB
Non-vested as of January 1, 2025	954,818	165.30
Granted	80,000	133.46
Vested	(328,542)	161.05
Forfeited	(106,473)	162.78
Non-vested as of December 31, 2025	599,803	152.75

The total fair value of non-vested restricted share units vested during the years ended December 31, 2023, 2024 and 2025 was RMB29,713, RMB58,056 and RMB46,624, respectively. As of December 31, 2025, there was RMB40,889 in total unrecognized compensation expense related to such non-vested restricted share units, which is expected to be recognized over a weighted-average period of 1.27 years.

14. Settlement Expenses

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Ziming Private Fund Management Co., Ltd. (“Shanghai Gopher”, formerly known as Shanghai Gopher Asset Management Co., Ltd.), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

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

During the years ended December 31, 2024 and 2025, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. For the years ended December 31, 2024 and 2025, additional 7 and 1 investors accepted the Settlement Plan, respectively, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 and RMB956 based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors.

As of December 31, 2025, 603 out of the total 818 investors (approximately 73.7%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.5%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

15. Employee Benefit Plans

Majority of full time employees of the Group participate in a PRC government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits were RMB273,507, RMB242,968 and RMB177,177 for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

16. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries and VIEs, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries and VIEs are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries and VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries and VIEs’ retained earnings as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB512,649 and RMB556,688 as of December 31, 2024 and 2025, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the paid-in capital of the Group’s PRC subsidiaries and VIEs of RMB2,298,409 and RMB2,303,861 as of December 31, 2024 and 2025, respectively, was considered restricted due to restrictions on the distribution of paid-in capital.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and paid-in capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB2,827,254 and RMB2,879,192 as of December 31, 2024 and 2025, respectively.

17. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group operated in three reportable segments: wealth management, asset management and, other business in historical periods. Starting from the fourth quarter of 2024, the Group has adopted a new set of segmentation that organizes net revenues in the new structure, including six business segments and headquarters to reflect the Group’s recent operational adjustments and organizational restructuring. The Group’s CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group’s CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government grants to manage the segments’ operations. The Group’s CODM does not review balance sheet information of the segments.

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

Segment information of the Group’s business is as follow:

	Year Ended December 31, 2023 (Amount in Thousands)
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	1,072,838	—	—	1,072,838
Recurring service fees	707,580	—	—	707,580
Performance-based income	16,344	—	—	16,344
Other service fees	221,917	—	48,662	270,579
Total revenues from others	2,018,679	—	48,662	2,067,341
Revenues from funds Gopher manages
One-time commissions	13,732	2,633	—	16,365
Recurring service fees	398,226	714,624	—	1,112,850
Performance-based income	69,977	51,288	—	121,265
Total revenues from funds Gopher manages	481,935	768,545	—	1,250,480
Total revenues	2,500,614	768,545	48,662	3,317,821
Less: VAT related surcharges	(9,365)	(2,374)	(11,386)	(23,125)
Net revenues	2,491,249	766,171	37,276	3,294,696
Operating cost and expenses:
Compensation and benefits
Relationship manager compensation	(631,082)	(24,378)	—	(655,460)
Other compensations	(544,804)	(224,308)	(32,181)	(801,293)
Total compensation and benefits	(1,175,886)	(248,686)	(32,181)	(1,456,753)
Selling expenses	(370,861)	(88,827)	(26,090)	(485,778)
General and administrative expenses	(193,248)	(59,367)	(23,112)	(275,727)
(Provision for) reversal of credit losses	(910)	(921)	8,859	7,028
Other operating expenses, net	(44,042)	(3,348)	(65,116)	(112,506)
Government subsidies	103,597	21,638	1,720	126,955
Total operating cost and expenses	(1,681,350)	(379,511)	(135,920)	(2,196,781)
Income (loss) from operations	809,899	386,660	(98,644)	1,097,915

	Year Ended December 31, 2024 (Amount in Thousands)
						Overseas
						insurance
	Domestic	Domestic		Overseas	Overseas	and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarters	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	—	614,258
Recurring service fees	365,992	188,545	—	22,694	52,952	—	1,322	631,505
Performance-based income	38,058	4,908	—	—	4,875	—	—	47,841
Other service fees	—	—	—	89,846	—	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712
Revenues from funds Gopher/Olive manages
One-time commissions	13,358	—	—	5,551	2,379	—	—	21,288
Recurring service fees	56,441	556,742	—	120,669	281,584	—	—	1,015,436
Performance-based income	1,301	21,659	—	—	81,938	—	—	104,898
Total revenues from funds Gopher/Olive manages	71,100	578,401	—	126,220	365,901	—	—	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	—	—	—	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	—	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	—	—	—	(7,307)	(6,404)	(23,882)
Other operating expenses, net	(1,771)	(23,829)	(449)	—	—	(9,944)	(57,217)	(93,210)
Government subsidies	13,448	10,796	479	—	—	—	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

	Year Ended December 31, 2025 (Amount in Thousands)
						Overseas
						insurance
	Domestic	Domestic		Overseas	Overseas	and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarters[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	53,152	1,243	18,772	320,221	30,264	150,603	—	574,255
Recurring service fees	352,345	143,040	—	38,765	90,439	—	—	624,589
Performance-based income	115,467	630	—	—	150	—	—	116,247
Other service fees	—	—	—	65,782	—	28,191	67,326	161,299
Total revenues from others	520,964	144,913	18,772	424,768	120,853	178,794	67,326	1,476,390
Revenues from funds Gopher/Olive manages
One-time commissions	6,682	188	—	290	124	—	—	7,284
Recurring service fees	40,708	541,537	—	122,482	285,788	—	—	990,515
Performance-based income	1,923	6,505	—	—	147,170	—	—	155,598
Total revenues from funds Gopher/Olive manages	49,313	548,230	—	122,772	433,082	—	—	1,153,397
Total revenues	570,277	693,143	18,772	547,540	553,935	178,794	67,326	2,629,787
Less: VAT related surcharges	(3,788)	(675)	(124)	—	—	—	(14,960)	(19,547)
Net revenues	566,489	692,468	18,648	547,540	553,935	178,794	52,366	2,610,240
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(107,156)	(45,299)	(15,462)	(254,769)	(44,221)	(31,547)	—	(498,454)
Other compensations	(26,423)	(63,870)	(22,190)	(79,764)	(63,510)	(48,202)	(414,139)	(718,098)
Total compensation and benefits	(133,579)	(109,169)	(37,652)	(334,533)	(107,731)	(79,749)	(414,139)	(1,216,552)
Selling expenses	(17,279)	(9,405)	(5,025)	(59,625)	(30,361)	(18,680)	(102,433)	(242,808)
General and administrative expenses	(898)	(10,154)	(10,034)	(5,829)	(5,829)	(6,516)	(266,330)	(305,590)
Reversal of (provision for) credit losses	2,424	(9,071)	0	—	—	5,356	(50,935)	(52,226)
Other operating expenses, net	(1,757)	1,891	(406)	(4,888)	(807)	(25,284)	(31,621)	(62,872)
Government subsidies	11,977	9,705	12	—	11	22	24,745	46,472
Total operating costs and expenses	(139,112)	(126,203)	(53,105)	(404,875)	(144,717)	(124,851)	(840,713)	(1,833,576)
Income (loss) from operations	427,377	566,265	(34,457)	142,665	409,218	53,943	(788,347)	776,664
1The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

The following table summarizes the Group’s revenues generated by the different geographic locations.

	Year Ended December 31, (Amount in Thousands)
	2023	2024	2025
	RMB	RMB	RMB
Mainland China	1,884,393	1,369,258	1,349,519
Hong Kong	1,114,679	925,846	986,362
Others	318,749	326,230	293,906
Total revenues	3,317,821	2,621,334	2,629,787

The geographic information of the Group’s long-lived assets, including property and equipment and operating lease right-of-use assets, as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Mainland China	2,427,113	2,351,825
Hong Kong	53,427	77,087
Others	22,822	30,555
Total long-lived assets	2,503,362	2,459,467

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
HongShan Capital Investment Management (Tianjin) Co., Ltd. (“formerly known as Sequoia Capital Investment Management (Tianjin) Co., Ltd.”)	Affiliate of shareholder of the Group

Investee funds of Gopher Assets	Investees of Gopher Assets

Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of the Group

Shanghai Noah Charity Fund	A charity fund established by the Group

During the years ended December 31, 2023, 2024 and 2025, related party transactions were as follows:

	Year Ended December 31
	(Amount in Thousands)
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
One-time commissions
Investee funds of Gopher Assets	16,365	21,288	7,284	1,042
Total one-time commissions	16,365	21,288	7,284	1,042
Recurring service fees
Investee funds of Gopher Assets	712,479	613,172	582,249	83,260
HongShan Capital Investment Management (Tianjin) Co., Ltd.	16,286	5,088	—	—
Investee funds of Gopher Capital GP Ltd.	400,371	402,264	408,266	58,382
Total recurring service fees	1,129,136	1,020,524	990,515	141,642
Performance-based income
Investee funds of Gopher Assets	10,934	22,960	8,426	1,205
Investee funds of Gopher Capital GP Ltd.	110,331	81,938	147,172	21,045
Total performance-based income	121,265	104,898	155,598	22,250
Total	1,266,766	1,146,710	1,153,397	164,934

As of December 31, 2024 and 2025, amounts due from related parties associated with the above trading transactions were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Investee funds of Gopher Assets	302,724	327,540	46,838
Investee funds of Gopher Capital GP Ltd.	194,885	233,170	33,342
Amounts due from related parties (trade), gross	497,609	560,710	80,180
Less: allowance for credit losses	(7,484)	(8,168)	(1,168)
Total in net amounts	490,125	552,542	79,012

As of December 31, 2024, and 2025, amounts due from related parties associated with loan distributed were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Investee funds of Gopher Assets	4,365	3,432	491
Investee funds of Gopher Capital GP Ltd.	5,034	40,826	5,838
Amounts due from related parties (non-trade), gross	9,399	44,258	6,329
Total in net amounts	9,399	44,258	6,329

The non-trade loans are due on demand, most of which are interest free.

As of December 31, 2024, and 2025, deferred revenues related to the recurring management fee received in advance from related parties were comprised of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025	2025
	RMB	RMB	US$
Investee funds of Gopher Assets	873	673	96
Investee funds of Gopher Capital GP Ltd.	2,824	528	76
Total	3,697	1,201	172

During the years ended December 31, 2023, 2024 and 2025, donation made to Shanghai Noah Charity Fund were RMB6.3 million, RMB9.3 million and RMB1.8 million (US$0.3 million), respectively.

19. Contingencies

Camsing Incident

In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of aforementioned legal proceedings, involving a total of 72 independent cases with an aggregate disputed amount of approximately RMB236.7 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

As of December 31, 2025, 42 legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB138.1 million were still pending.

Starting from December 2025 and up to the date of this report, arbitration awards of same nature were issued by the Shanghai International Economic and Trade Arbitration Commission in respect of 95 independent cases in total with an aggregate disputed amount of approximately RMB302.8 million.

As of the date of this report, 23 legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB93.4 million were still pending, including 4 new cases initiated subsequent to December 31, 2025. The Group recognized an additional contingent litigation expense of RMB50.2 million based on the difference between (i) the actual compensation amounts ordered under the arbitration awards and (ii) the contingent liabilities previously recorded in respect of the relevant investors who had initiated legal proceedings against Shanghai Gopher and/or its affiliates as of December 31, 2025. As a result, the remaining balance of the contingent liability was RMB505.5 million as of December 31, 2025.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

20. Dividends

The 2024 final dividend and non-recurring special dividend, declared during the year ended December 31, 2025, amounted to approximately RMB546.8 million which were paid as of December 31, 2025.

The board of directors of the Company recommended (i) a final dividend of RMB306.0 million (US$43.8 million) in respect of the year ended December 31, 2025, and (ii) a special dividend of RMB306.0 million(US$43.8 million), with an aggregate amount of the final dividend and special dividend of approximately RMB612.0 million (US$87.6 million). This recommendation is subject to the approval by the Company’s shareholders respectively at the forthcoming annual general meeting to be held on or around June 11, 2026.

Based on the number of issued Shares as of the date of this report, if declared and paid, (i) a final dividend will amount to RMB0.933 per share (tax inclusive) in respect of the year ended December 31, 2025, and (ii) the special dividend will amount to RMB0.933 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

Additional Financial Information of Parent Company – Financial Statements Schedule I

The following Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets was more than 25% of the Company’s consolidated net assets as of December 31, 2025.

a) Condensed Balance Sheets (Amount in Thousands, Except Share and Per Share Data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	531,260	714,485	102,170
Amounts due from related parties	871	691	99
Short-term investments	284,673	139,862	20,000
Other current assets	10,775	8,022	1,147
Total current assets	827,579	863,060	123,416
Investments in subsidiaries and VIEs	10,370,171	9,377,115	1,340,910
Investments in affiliates	330,324	369,520	52,841
Other non-current assets	766	734	103
Total assets	11,528,840	10,610,429	1,517,270
Liabilities and Equity
Current liabilities
Contingent liabilities	476,107	243,136	34,768
Amounts due to subsidiaries and VIEs	1,089,386	517,534	74,006
Other current liabilities	17,499	22,908	3,276
Total liabilities	1,582,992	783,578	112,050
Shareholder’s equity
Ordinary shares (US$0.00005 par value): 1,000,000,000 ordinary shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 ordinary shares authorized, 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025	113	113	16
Treasury Stock	(53,345)	(4,102)	(587)
Additional paid-in capital	3,907,992	3,973,997	568,274
Retained earnings	5,904,540	5,815,092	831,547
Accumulated other comprehensive income	186,548	41,751	5,970
Total shareholders’ equity	9,945,848	9,826,851	1,405,220
Total liabilities and shareholders’ equity	11,528,840	10,610,429	1,517,270

b) Condensed Statements of Operations (Amount in Thousands)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating cost and expenses
Other Compensations	2,157	3,080	2,062	295
Selling expenses	82	1,457	541	77
General and administrative expenses	7,314	15,395	10,657	1,524
Other operating expenses	19,877	12,755	10,527	1,505
Total operating cost and expenses	29,430	32,687	23,787	3,401
Loss from operations	(29,430)	(32,687)	(23,787)	(3,401)
Other income (expenses):
Interest income	34,002	16,379	16,678	2,385
Interest expense	—	(4,966)	—	—
Reversal of contingent litigation expenses	—	—	216,996	31,030
Reversal of settlement expenses	—	12,454	956	137
Other income	4,267	13,290	14,942	2,137
Total other income	38,269	37,157	249,572	35,689
Income before taxes and income from equity in affiliates, subsidiaries and VIEs	8,839	4,470	225,785	32,288
Income tax expenses	(20,421)	(21,841)	(40,830)	(5,839)
Income (loss) from equity in affiliates	6,233	(22,731)	68,169	9,748
Income from equity in subsidiaries and VIEs	1,014,843	515,547	305,733	43,718
Net income attributable to Noah shareholders	1,009,494	475,445	558,857	79,915

c) Condensed Statements of Comprehensive Income (Amount in Thousands)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income	1,009,494	475,445	558,857	79,915
Other comprehensive income, net of tax
Foreign currency translation adjustments	77,162	111,932	(145,742)	(20,840)
Fair value fluctuation of available-for-sale investments (after tax)	—	—	945	135
Comprehensive income	1,086,656	587,377	414,060	59,210

d) Condensed Statements of Cash Flows (Amount in Thousands)

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income attributable to Noah Holding Limited shareholders	1,009,494	475,445	558,857	79,915
Adjustments to reconcile net income to net cash provided by operating activities:
Income from equity in subsidiaries and VIEs, net of dividends	(834,842)	318,596	915,150	130,865
Loss (income) from equity in affiliates, net of dividends	9,041	43,306	(53,052)	(7,586)
Reversal of share-based settlement expenses	—	(12,454)	(956)	(137)
Changes in operating assets and liabilities:
Amounts due from related parties	(24)	(24)	180	26
Amounts due to subsidiaries and VIEs	5,895	—	—	—
Other current assets	(20,969)	10,194	2,753	394
Contingent liabilities	—	—	(210,735)	(30,135)
Other current liabilities	7,326	(5,375)	5,409	773
Net cash provided by operating activities	175,921	829,688	1,217,606	174,115
Cash flows from investing activities:
Increase in investments in subsidiaries and VIEs	(16,400)	(6)	(37,827)	(5,409)
Increase in short-term investments	—	(284,673)	(432,609)	(61,862)
Decrease in short-term investments	—	—	562,735	80,470
Net cash (used in) provided by investing activities	(16,400)	(284,679)	92,299	13,199
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon exercise of stock options	3	—	—	—
Proceeds from advances from subsidiaries	1,074,953	890,269	1,324,035	189,334
Repayment of advances from subsidiaries	(613,847)	(707,836)	(1,825,339)	(261,020)
Payment for repurchase of ordinary shares	—	(53,345)	(52,295)	(7,478)
Dividend paid	(177,502)	(1,007,851)	(546,770)	(78,187)
Net cash provided by (used in) financing activities	283,607	(878,763)	(1,100,369)	(157,351)
Effect of exchange rate changes	33,107	38,934	(26,311)	(3,762)
Net increase (decrease) in cash and cash equivalents	476,235	(294,820)	183,225	26,201
Cash and cash equivalents - beginning of year	349,845	826,080	531,260	75,969
Cash and cash equivalents - end of year	826,080	531,260	714,485	102,170

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

2.

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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